Form 20-F
period 2002-06-30
NOVOGEN LTD
filed 2002-12-20
CIK 1075880

As filed with the Securities and Exchange Commission on December 20, 2002

SECURITIES AND EXCHANGE COMMISSION

FORM 20-F

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b)
OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended June 30, 2002

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______to ______

Commission file number 0-29962
Novogen Limited
ACN 063 259 754
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s name into English)

New South Wales, Australia
(Jurisdiction of incorporation or organization)

140 Wicks Road, North Ryde, New South Wales 2113, Australia
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.
None

Securities registered or to be registered pursuant to Section 12(g) of the Act.
Ordinary Shares*
American Depositary Shares, each representing five Ordinary Shares

__________________________________

*	Not for trading, but only in connection with the registration of American Depositary Shares.

__________________________________

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
Not Applicable

The number of outstanding Ordinary Shares of the issuer as at September 1, 2002 was 95,412,714.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes     [X]          No     [  ]

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17  [  ]          Item 18  [X]

FORWARD-LOOKING STATEMENTS

We have made forward-looking statements in this Annual Report that are based on our beliefs and assumptions and on information currently available to us. Forward-looking statements include the information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, potential growth opportunities, potential operation performance improvements, the effects of competition and the effects of future legislation or regulation. Forward-looking statements include all statements that are not historical facts and can be identified by the use of forward-looking terminology such as the words “believe”, “expect”, “plan”, “intend”, “anticipate”, “estimate”, “predict”, “potential”, “continue”, “may”, “will”, “should”, “could” or the negative of these terms or similar expressions. Examples of forward-looking statements include but are not limited to:

•	operations and prospects,

•	growth strategy,

•	funding needs and financing resources,

•	general market and economic conditions, and

•	market risk.

Forward-looking statements involve risks, uncertainties and assumptions. For a discussion of certain of these risks uncertainties and assumptions, see “Risk Factors”. Actual results may differ materially from those expressed in these forward-looking statements. You should not put undue reliance on any forward-looking statements. Other than required by applicable law or the applicable law of any exchange on which our securities are listed, we have no intention or obligation to update forward-looking statements.

PART 1

Item 1. Identity of Directors, Senior Management and Advisors

Item 1 details are not required to be disclosed as part of the Annual Report.

Item 2. Offer Statistics and Expected Timetable

Item 2 details are not required to be disclosed as part of the Annual Report.

Item 3. Key Information

Selected Financial Data

The selected financial data for the years ended June 30 2002, 2001, 2000, 1999, and 1998 have been derived from the Consolidated Financial Statements of Novogen Limited (“Company” or “Group”) included in this Annual Report and should be read in conjunction with and are qualified in their entirety by reference to those statements and the notes thereto. The Consolidated Financial Statements in this Annual Report have been prepared in accordance with accounting principles generally accepted in Australia (Australian GAAP) which varies in certain respects from accounting principles generally accepted in the United States (US GAAP). A reconciliation of the major differences between Australian GAAP and US GAAP is included in Note 29 to the Consolidated Financial Statements. The Consolidated Financial Statements have been audited in accordance with generally accepted auditing standards in the United States by the Company’s independent public accountants.

The Company’s fiscal year ends on June 30. As used throughout this Annual Report, the word “fiscal” followed by a year refers to the 12 month period ending on June 30 of that year. For example, the term “fiscal 2002” refers to the 12 months ended June 30, 2002. Except as otherwise indicated, all dollar amounts referred to in this Annual Report are at the consolidated level and exclude inter-company accounts.

Summary of Consolidated Statement of Financial Performance
(Australian GAAP)

	1998	1999	2000	2001	2002	2002
	(A$'000)	(A$'000)	(A$'000)	(A$'000)	(A$'000)	(US$'000)

Sales Revenue	5,084	19,690	23,407	26,663	19,582	11,021
Other Revenue	1,055	1,241	3,337	3,569	4,706	2,649

Total Revenue	6,139	20,931	26,744	30,232	24,288	13,670

Net Loss from Operations	(12,576)	(17,406)	(13,679)	(21,764)	(14,654)	(8,247)

Net Loss	(12,576)	(17,406)	(13,679)	(21,764)	(14,673)	(8,258)

Net Loss from Operations per share (Cents per share)	(32.7)	(30.4)	(17.1)	(25.4)	(15.4)	(8.7)
Weighted average number of Ordinary Shares used to calculate Loss per share	38,421,297	57,205,124	79,769,553	85,646,585	95,187,449
Number of outstanding Ordinary Shares at year end	40,445,329	79,685,518	84,836,262	95,069,775	95,412,714
Adjusted to accord with US GAAP
Sales Revenue	5,084	19,690	22,519	25,415	17,644	9,930

Total Revenue	6,363	20,940	25,856	28,984	22,350	12,579

Net Income/(Loss)	493	(17,860)	(13,672)	(21,813)	(15,149)	(8,526)

Net Income/(loss) from operations per share (Cents per share)	1.0	(31.0)	(17.1)	(25.4)	(15.9)	(8.9)

No dividends have been declared by the Company in the financial years included in this Annual Report. Note sales revenue reported under US GAAP has been adjusted to reflect the impact of certain promotional expenditures in accordance with EITF Issue 00-14-Accounting for Certain Sales Incentives. Prior year financial statements have been reclassified where appropriate.Certain trade promotion expenditures are charged to marketing and selling expenses under Australian GAAP. These expenses are for co-operative advertising whereby the Company pays for the retailers’ promotion of the Company’s products. This would typically take the form of instore price promotions. The payment of co-operative advertising is usually made in the form of an agreed amount taken off invoice. Under US GAAP these amounts are treated as a discount to sales hence reducing the reported sales figures. See Note 29 to the Consolidated Financial Statements for the reconciliation to US GAAP.

Summary of Consolidated Statement of Financial Position at June 30, 2002
(Australian GAAP)

	1998	1999	2000	2001	2002	2002
	(A$'000)	(A$'000)	(A$'000)	(A$'000)	(A$'000)	(US$'000)

Cash and Cash Equivalents	15,388	29,981	28,820	31,129	39,937	22,477
Total Assets	28,584	56,796	65,081	61,206	61,900	34,837
Net Assets	23,004	48,275	52,724	51,906	54,045	30,416
Capital Stock	40,445	82,148	100,276	121,222	137,249	77,244
Adjusted to accord with US GAAP
Total Assets	28,229	56,473	64,728	60,949	61,676	34,711
Shareholders Equity	22,507	47,952	52,408	50,974	51,852	29,182

The Company publishes its Consolidated Financial Statements expressed in Australian dollars. In this Annual Report, references to “US dollars” or “US$” are to the currency of the United States of America (“US”) and references to “Australian dollars” or “A$” are to the currency of Australia. For the convenience of the reader, this Annual Report contains translations of certain Australian dollar amounts into US dollars at specified rates. These translations should not be construed as representations that the Australian dollar amounts actually represent such US dollar amounts or could be converted into US dollars at the rate indicated. Unless otherwise stated, the translations of Australian dollars into US dollars have been made at the rate of US$0.5628 = A$1.00, the noon market buying rate in New York City for cable transfers in Australian Dollars as certified for customs purposes by the Federal Reserve Bank of New York (the noon buying rate) on June 30, 2002.

The noon buying rate on October 31, 2002 was US$0.5548 = A$1.00.

Exchange Rates for the six months to November 2002
A$ versus US$

Month	High	Low
June	0.5748	0.5583
July	0.5688	0.5370
August	0.5534	0.5280
September	0.5518	0.5419
October	0.5550	0.5422
November	0.5660	0.5563

Exchange Rates for the Last Five Years A$ versus US$

Fiscal Year	Average
Ended June 30	Rate
1998	$0.6805
1999	$0.6246
2000	$0.6237
2001	$0.5320
2002	$0.5236

Risk factors

The following risk factors, in addition to the other information and financial data contained in this Annual Report, should be considered carefully in evaluating the Company and its business. The risks described below and elsewhere in this Annual Report are not intended to be an exhaustive list of the general or specific risks involved, but merely identify certain risks that are now foreseen by the Company. It must be recognized that other risks, not now foreseen, might become significant in the future and that the risks which are now foreseen might affect the Company to a greater extent than is now foreseen or in a manner not now contemplated.

Unproven Technologies

The Company’s technologies are relatively new and evolving. The successful development and market acceptance of the Company’s proposed products are subject to inherent developmental risks. These include ineffectiveness or lack of safety, unreliability, failure to receive necessary regulatory clearances or approvals, high commercial cost and preclusion or obsolescence resulting from third parties’ proprietary rights or superior or equivalent products, as well as general economic conditions affecting purchasing patterns.

There can be no assurance that the Company and its marketing partners will be able to commercialize successfully or achieve market acceptance of any of the Company’s technologies or products, or that the Company’s competitors will not develop competing technologies that are less expensive or otherwise superior to those of the Company. The failure to develop and market successfully new products would have a material adverse effect on the Company’s business, financial condition and results of operations.

Failure of Phenolic Drug Development

Phenolic drug development is an entirely novel and unproven field of pharmaceutical drug development and there is limited scientific understanding of phenolic technology on which the Company’s drug program is based. There can be no assurance that any of the compounds under development by the Company will prove to be sufficiently efficacious, or sufficiently safe, or sufficiently cost-effective to be commercially viable. The commercialization process of the products currently undergoing clinical trials including the anti cancer drug candidate phenoxodiol (NV-06) being developed by Novogen’s listed subsidiary company Marshall Edwards, Inc., NV-04, the Company’s cardiovascular drug candidate and NV-07α the Company’s anti inflammatory drug candidate, may be delayed if the US Food and Drug Administration (FDA) or another regulatory authority requires the expansion in the size and scope of any clinical trial. It may take many years to complete the testing and failure can occur at any stage in the process. Negative or inconclusive results or adverse medical events during a clinical trial could cause Novogen to delay of terminate development efforts.

Clinical trials also have a high risk of failure. A number of companies have suffered significant setbacks in advanced clinical trials even after achieving promising results in earlier trials. If the Company experiences delays in the testing or approval process or if further clinical trials or clinical trials involving a larger number of patients are required the commercial prospects of the drugs under development could be impaired.

Future Capital Needs and Uncertainty of Additional Financing

The Company’s capital requirements have been and will continue to be significant. The Company anticipates that its existing resources will be adequate to fund the Company’s capital and operating requirements through at least the next 12 months based upon the Company’s current business plan. The Company’s capital and operating requirements may vary materially from those now planned due to a number of factors, including the level of expenditure required to expand its production facilities and the Company’s ability to produce its products in a cost-effective manner, the rate at which the Company can introduce its products into new markets, the market acceptance and competitive position of the Company’s products, the success of the Company’s research and development efforts and the ability of the Company to satisfy applicable regulatory requirements. The Company may need to raise additional capital to fund its future operations. There can be no assurance that additional financing will be available when needed on terms acceptable to the Company, or at all. If additional funds are raised by issuing equity securities, further dilution to existing stockholders will result and future investors may be granted rights superior to those of existing stockholders. Insufficient funds may prevent the Company from implementing its business strategy or may require the Company to limit its operations significantly.

Supply of Raw Material

An important risk concerns the supply of raw material (red clover) used to produce Promensil, Trinovin and Rimostil. Numerous environmental factors (drought, disease, storms, etc.) can affect crop quality and quantity. Although the Company has attempted to address this risk by sourcing clover from regions of geographic diversity within Australia, and from areas of historically reliable water supply, there can be no assurance of a continual supply of sufficient quantity and quality of red clover. Interruptions in supply or material increases in the cost of supply could have a material adverse effect on the Company’s business, financial condition and results of operations.

The Company currently depends upon a number of sources within Australia to grow and to harvest the raw materials required for the clover-based isoflavone products it produces. While the Company has entered into supply contracts with many of these sources and maintains a close supervision of the clover growing, there can be no assurance that the Company will be able to obtain increased quantities of this material, if and when the Company requires. There can also be no assurance that the crops of clover required by the Company will grow at all and not be subject to certain acts of nature or other problems associated with farming a naturally produced plant. Such events would have a material adverse effect on the Company’s business, financial condition and results of operations.

The current stocks of clover, however, are adequate to cover the requirements of the Company for at least the next 12 months.

Dependence on Patents, Trade Secrets and Proprietary Rights

The Company’s success is dependent to a significant degree on whether it can obtain patents, maintain trade secret protection and operate without infringing on the proprietary rights of third parties. If the Company were determined to be infringing any third party patent, the Company could be required to pay damages, alter its products or processes, obtain licenses or to cease certain operations. If the Company is required to obtain any licenses, there can be no assurance that the Company will be able to do so on commercially favorable terms, if at all. The Company’s failure to obtain a license for any technology that it may require to commercialize its products could have a material adverse effect on the Company’s business, financial condition and results of operations.

Litigation, which could result in substantial costs to and diversion of effort by the Company, may also be necessary to enforce any patents issued or licensed to the Company or to determine the scope and validity of third party proprietary rights. A patent application of the Company relating to Promensil is currently the subject of a Statement of Claim filed with the Federal Court of Australia.

If competitors of the Company that claim technology also claimed by the Company prepare and file patent applications in the US, the Company may have to participate in interference proceedings declared by the US Patent and Trademark office to determine priority of invention, which could result in substantial cost to and diversion of effort by the Company, even if the eventual outcome is favorable to the Company. Any such litigation or interference proceedings, regardless of outcome, could be expensive and time consuming. Litigation could subject the Company to significant liabilities to third parties, requiring disputed rights to be licensed from third parties or require the Company to cease using certain technologies and, consequently, could have a material adverse effect on the Company’s business, financial condition and results of operations.

In addition to patent protection, the Company relies on un-patented trade secrets and proprietary technological expertise. There can be no assurance that others will not independently develop or otherwise acquire substantially equivalent technologies, or otherwise gain access to the Company’s trade secrets or technological expertise or disclose such trade secrets, or that the Company can ultimately protect its right to such un-patented trade secrets and technological expertise. The Company relies, in part, on confidentiality agreements with its marketing partners, employees, advisors, vendors and consultants to protect its trade secrets and proprietary technological expertise. There can be no assurance that these agreements will not be breached, that the Company will have adequate remedies for any breach or that the Company’s un-patented trade secrets and proprietary technological expertise will not otherwise become known or independently discovered by competitors.

Potential Adverse Effect of Competition and Technological Change

In developing its technology and products, the Company competes with many domestic and foreign competitors in various rapidly evolving and technologically advanced fields, including pharmaceutical, biotechnology and biopharmaceutical companies.

Many of the Company’s competitors and potential competitors have substantially greater financial, technological, R&D, marketing and personnel resources than the Company. There can be no assurance that the Company’s competitors will not succeed in developing alternate technologies and products that are more effective, easier to use or more economical than those which have been developed by the Company or that would render the Company’s technologies and products obsolete and non-competitive in these fields. These competitors may also have greater experience in developing products, conducting clinical trials, obtaining regulatory approvals or clearances, and manufacturing and marketing such products or technologies. Certain of these competitors may obtain patent protection, approval or clearance earlier than the Company, which could adversely affect the Company’s business, financial condition and results of operations. Furthermore, the Company will also be competing with respect to manufacturing efficiency and marketing capabilities, areas in which it currently has limited experience.

The company’s commercial opportunities will be reduced or eliminated if competitors develop and market products that are more effective, have fewer side effects or are less expensive.

Effects of International Sales

The Company and its marketing partners intend to market the Company’s current and future products in most major world pharmaceutical markets. A number of risks are inherent in international transactions. In order for the Company to market its products in the US, Europe, Australia, Canada, Japan and certain other foreign jurisdictions, the Company must obtain required regulatory approvals or clearances and otherwise comply with extensive regulations regarding safety, manufacturing processes and quality. There can be no assurance that the Company will be able to obtain or maintain regulatory approvals or clearances in such countries or that it will not be required to incur significant costs in obtaining or maintaining its foreign regulatory approvals or clearances.

Fluctuations in currency exchange rates may adversely affect the demand for the Company’s products by increasing the price of the Company’s products in the currency of the countries in which the products are sold.

The Company’s consolidated financial statements are presented in Australian dollars. In fiscal 2002, the Company’s revenue was generated approximately 54% in US dollars, approximately 26% in Australian dollars and the balance of revenue in

Pounds Sterling, Euros and Canadian dollars. During that year, the Company’s expenses were generated approximately 38% in US dollars and 20% in Pounds Sterling, Euros and Canadian dollars. Substantially all of the balance was in Australian dollars. Fluctuations in the rates of exchange between US dollar and other foreign currencies may negatively impact the Company’s financial condition and results of operations. In addition, to the extent revenues and expenses are denominated in different currencies, the Company may suffer a loss upon the conversion of the revenue-denominated currency to pay costs. As the Company expands its presence into the US and other international markets, the Company expects the percentage of both its revenues and costs denominated in non-Australian dollars to increase, with particular emphasis on US dollars. For the foreseeable future, the Company expects its expenditures to be predominantly denominated in Australian dollars, resulting primarily from the Company’s R & D and manufacturing activities in Australia, and expects capital expenditures to be denominated in Australian dollars.

Dependence Upon Key Personnel

The Company is highly dependent upon the principal members of its management and scientific staff. In addition, the Company believes that its future success in developing marketable products and achieving a competitive position will depend to a significant extent on whether it can attract and retain additional qualified management and scientific personnel. Competition for such personnel is intense, and there can be no assurance that the Company will be able to continue to attract and retain such personnel. The loss of the services of one or more of the management or scientific staff, or the inability to attract and retain additional personnel and develop expertise as needed, could have a material adverse effect on the Company’s results of operations and financial condition. The Company maintains key person life insurance for Dr. Kelly, Mr Naughton and Professor Husband, currently set at A$2,226,000 each. The proceeds of such policies are payable to the Company.

Limited Manufacturing Experience

The Company currently relies on its own extraction facility to produce commercial quantities of isoflavones used in the manufacture of Promensil, Trinovin and Rimostil. The facility is expected to be sufficient to meet anticipated increases in demand during fiscal 2003 and beyond. To the extent the Company relies on others, the Company will lose a degree of control over the manufacturing process and will be dependent on such third parties to satisfy performance and quality standards and dedicate sufficient production capacity to meet demand and delivery times. There can be no assurance that third party manufacturers will devote the resources necessary to meet demand for the Company’s products. Failure or delay in supplying isoflavones would adversely affect the Company’s ability to deliver products on a timely and competitive basis.

In addition, the manufacture of the Company’s products will be subject to periodic inspection by regulatory authorities and certain marketing partners, and the Company’s manufacture of its products for human use is subject to regulation and inspection by regulatory authorities for compliance with Current Good Manufacturing Practice (cGMP). There can be no assurance that these authorities will not, during the course of an inspection of existing or future facilities, identify what they consider to be deficiencies in cGMP or other requirements and request, or seek, remedial action. Failure to comply with such regulations or delay in attaining compliance may adversely affect the Company’s manufacturing activities and could result in, among other actions, warning letters, injunctions, civil penalties, refusal to grant approvals or clearances of future or pending product submissions, fines, recalls or seizure of products, total or partial suspensions of production and criminal prosecution.

Limited Marketing Capacity; Dependence on Others

The Company intends to rely on its own marketing staff for the marketing and sale of its current and proposed products in Australia, New Zealand, Canada, the US and select European countries. The Company presently has limited marketing and sales staff. Achieving market acceptance for the Company’s products will require extensive and substantial efforts by experienced personnel as well as expenditure of significant funds. There can be no assurance that the Company will be able to establish sufficient marketing, distribution and sales capabilities necessary to achieve market penetration in these geographical areas.

In other markets, the Company intends to appoint licensees and/or marketing partners who will be responsible in large part for sales, marketing and distribution. While the Company will endeavor to appoint licensees and/or marketing partners with proven abilities in these areas, the amount and timing of resources, which may be devoted to the performance of their contractual responsibilities by these partners, are not within the control of the Company. There can be no assurance that such marketing partners will perform their obligations as expected, pay any additional option or license fees to the Company or market any products under any agreement, or that the Company will derive any revenue from such arrangements. Moreover, the other contracting parties may have rights of termination under certain of the agreements. Exercise of such termination rights by such other parties may have an adverse effect on the Company’s business, financial condition and results of operations. There can be no assurance that the interests of the Company will continue to coincide with those of its partners or that such partners will not develop independently or with third parties products or technologies which could compete with the Company’s products, or that disagreements over rights or technologies or other proprietary interests will not occur. To the extent that the Company chooses not to or is unable to enter into future agreements, it would experience increased capital requirements to undertake the marketing or sale of its current or future products. There can be no assurance that the Company will be able to market or sell its technology, current or future products independently in the absence of such agreements.

Effect of Government Regulation

Pharmaceutical products, including pharmaceuticals such as the Company’s phenolic hormone drug candidates, are significantly regulated by a number of governmental entities, especially by the FDA in the US and by comparable authorities in other countries, including Australia. These agencies regulate, among other things, research and development activities and the testing, manufacture, safety, effectiveness, labeling, storage, record keeping, approval, advertising, promotion, distribution and sale of such products. Product development and approval within this regulatory framework takes a number of years and involves the expenditure of substantial resources. Many products that initially appear promising ultimately do not reach the market because they are found to be unsafe or do not demonstrate efficacy during the testing required by the regulatory process.

The Company currently has no products approved by the FDA. No assurance can be made that the Company will be able to file any New Drug Application (NDA) or that any such filings will result in FDA approval. Furthermore, the Company cannot predict with any degree of certainty when it might be in a position to file any NDA or the length of time involved between the filing of an NDA and obtaining FDA approval, if at all. The cost to the Company of conducting human clinical trials for any potential product can vary dramatically based on a number of factors, including the order and timing of clinical indications pursued and the extent of development and financial support, if any, from corporate partners. The Company may have difficulty obtaining sufficient patient populations, clinicians or support to conduct its clinical trials as planned and may have to expend substantial additional funds to obtain access to such resources, or delay or modify its plans significantly.

There can be no assurance that FDA or other regulatory authority approval for any product developed by the Company will be granted on a timely basis or at all. Any delay in obtaining or any failure to obtain such approvals would materially and adversely affect the marketing of the Company’s products and the Company’s business, financial condition and results of operations. In addition, legislation may be enacted in the future, which might adversely affect the Company’s ability to develop, manufacture or market its products.

Any FDA approvals that may be granted will be subject to continual review, and later discovery of previously unknown problems may result in withdrawal of products from marketing. Moreover, if and when such approval is obtained, the marketing and manufacture of the Company’s products would remain subject to extensive regulatory requirements administered by the FDA and other regulatory bodies. Failure to comply with these regulatory requirements could, among other things, result in fines, suspensions or withdrawal of regulatory approvals, operating restrictions and criminal prosecution.

Product Failure

The Company’s dietary supplement products are based on a hypothetical concept of the biological importance of estrogenic isoflavones to human health. However, there is no certainty that this hypothesis will prove to be the case for any or all intended applications. Failure to provide any significant health benefit could be expected to have a significant adverse effect on the Company’s ability to market these products.

The Company also has taken considerable care to ensure safety and lack of adverse side effects. However, there is no assurance that extended use of the products in the wider community will not result in the occurrence of undesirable side-effects including intolerance reactions that could be expected to impede the successful marketing of the products.

Product Liability Exposure and Potential Unavailability of Insurance

The testing, manufacturing, marketing and sale of the products being developed by the Company involve inherent risk that product liability claims will be asserted against the Company, its marketing partners or licensees. There can be no assurance that the Company’s current clinical trial and commercial product liability insurance is adequate or will continue to be available. The Company currently maintains worldwide product liability coverage of up to A$20 million.

Enforceability of Civil Liabilities under the Federal Securities Laws

The Company is a public company limited by shares and is registered and operates under the Corporations Act 2001. All of the Company’s directors and officers named in this Annual Report reside outside the US. Substantially all or a substantial portion of the assets of those persons are located outside the US. As a result, it may not be possible to effect service on such persons in the US or to enforce, in foreign courts, judgments against such persons obtained in US courts and predicated on the civil liability provisions of the federal securities laws of the US. Furthermore, substantially all of the directly owned assets of the Company are outside the US, and, as such, any judgment obtained in the US against the Company may not be collectible within the US. There is doubt as to the enforceability in the Commonwealth of Australia, in original actions or in actions for enforcement of judgments of US courts, of civil liabilities predicated solely upon federal or state securities laws of the US, especially in the case of enforcement of judgments of US courts where the defendant has not been properly served in Australia.

Item 4. Information on the Company

History and development of the Company.

Novogen Limited, a company limited by shares, was incorporated in March 1994 under the jurisdiction of the laws of New South Wales, Australia. Novogen has its registered office at 140 Wicks Rd, North Ryde, New South Wales 2113. Its telephone number and other contact details are: Phone 61-2-9878-0088; Fax 61-2-9878-0055; and web site, www.novogen.com (the information contained in the web site does not form part of the Annual Report). The Company’s Ordinary Shares are listed on the Australian Stock Exchange (“ASX”) under the symbol “NRT” and its American Depositary Receipts (ADRs) are listed on NASDAQ under the symbol “NVGN”.

Nature of the Business

The Company is a pharmaceutical company involved in the discovery, development, manufacture and marketing of products based on the emerging field of phenolic technology. The Company’s product development program embraces both a novel range of pharmaceuticals based on a range of phenolic hormones in humans and dietary supplements based on plant phenolic compounds known as isoflavones. A key element of the Company’s strategy is to leverage revenue generated from sales of the Company’s dietary supplements in an effort to develop novel proprietary pharmaceuticals based on phenolic hormones.

Recent Financing Activities

Since it’s inception, the Company has been financed principally by equity financing, license fees and product sales. The Company did not recognize any significant revenue from the sale of product until fiscal 1998.

In June 2000, the Company raised A$17.9 million from the issue of 5.018 million Ordinary Shares at A$3.5819. The proceeds are being used to finance clinical trials for Novogen’s anti-cancer drug candidate phenoxodiol (NV-06) which is currently in Phase I/II clinical trials in the US and Australia, and to augment Novogen’s cash flow from the international sales of its over-the-counter products.

During May 2001, 10.195 million Ordinary Shares with a value of A$20.9 million were issued to a number of international institutions at the price of A$2.05 per share, the closing price on the ASX on May 23, 2001. The equity receipts will be used to fund the ongoing clinical trials of phenoxodiol (NV-06) and to augment the cash flow from the international sales of the over-the-counter dietary supplement business.

Marshall Edwards, Inc.

During May 2002, Marshall Edwards, Inc. (MEI), a US subsidiary of Novogen Limited, raised US$10.1 million in an initial private placement to European, American and Australian investors and institutions at US$4.00 each with an attaching option exercisable prior to November 30, 2003 at US$4.00 per share. Shares of MEI are listed on the London Stock Exchange’s Alternative Investment Market (AIM). Novogen now owns 95.2% of MEI.

It is a requirement of the AIM listing that Novogen Limited not sell any of its holdings in MEI before May 2003.

MEI was established to provide a commercial vehicle for Novogen’s anti-cancer drug candidates, the first of which is phenoxodiol (NV-06). Novogen has licensed phenoxodiol to MEI’s Australian subsidiary Marshall Edwards Pty Limited (MEPL) which will be responsible for the continued development of phenoxodiol (NV-06) and its ultimate commercialisation under the terms of the license. Novogen will provide services, clinical trial management and drug supplies to MEI and MEPL.

Capital expenditures

The Company made no major investments of a capital nature during fiscal 2002. In fiscal 2001, the Company invested A$1.18 million in completing the construction of its phenoxodiol (NV-06) pilot manufacturing plant. This plant is located at its North Ryde, Sydney facility and is used for the production of phenoxodiol (NV-06) for ongoing clinical trials. It will also be used to manufacture clinical trial quantities of other NV drug candidates.

Future facilities will be developed as demand increases, however, current plant capacity both at the isoflavones extraction plant at Wyong NSW and at the pilot plant at North Ryde NSW are sufficient to meet demand for the short to medium term.

Business overview

The Company launched its first product, Promensil™ (“Promensil”), in September 1997 in Australia. Subsequently, the product was launched in New Zealand in February 1998, in the US in April 1998, in The Netherlands in April 1999, and in Canada in January 2000. The Company’s second product, Trinovin™ (“Trinovin”) was launched in Australia in June 1998 and is currently sold in Australia, New Zealand, the US and Canada. In June 2000, Novogen launched Rimostil in Australia and Canada. Rimostil is a new product for post-menopausal women. Rimostil is the first isoflavone supplement for the maintenance of bone and cholesterol health in women after menopause. During the fiscal year 2001 the Company launched Rimostil in the US and the Netherlands and launched Trinovin in the UK and the Netherlands. The Company also entered into agency agreements in Singapore and South Africa.

Promensil, Trinovin and Rimostil are “dietary supplements” that deliver standardized levels of all four isoflavones — daidzein, genistein, formononetin and biochanin. Promensil, Trinovin and Rimostil are listed with the appropriate regulatory bodies in the countries in which they are sold.

In the year ended June 30, 2002 the Company earned total revenues of A$24.3 million, of which A$19.6 million was from sales of the consumer health products. This represented a decrease in consumer healthcare sales of 27% over the previous year. Following the slowdown in economic activity during the year (especially in the US following the events of September 11) and the subsequent uncertainty in the financial markets, Novogen’s strategy has been to conserve cash resources. The reduction in advertising and promotional expenditure, particularly in the US, together with increased competition had a consequent effect on sales during the year. Sales have mainly been affected in the US and Australia, which were 39% and 15% respectively below last year. Sales however continued to increase in Europe and Canada, which were 12% and 15% respectively above last year. During the year the Company entered into an agency agreement in Austria.

The following table is an analysis of revenue from sales and other sources during the past three fiscal years by categories of activity and by geographical market. Sales in fiscal 2000 include Promensil, Trinovin and one month of Rimostil following the launch in Australia and Canada. Sales in 2001 and onwards reflect the further impact of Rimostil. Other revenue consists principally of interest income, grants received, foreign exchange gains and royalty receipts. See Note 2 to the Consolidated Financial Statements.

Category of Activity

Year Ended June 30

Dietary Supplements

	2000	2001	2002
	(A$'000)	(A$'000)	(A$'000)
Sales Revenue	23,407	26,663	19,582
Other Revenue	3,337	3,569	4,706

Total Revenue	26,744	30,232	24,288

Geographical Markets	Year Ended June 30

	2000	2001	2002
	(A$'000)	(A$'000)	(A$'000)
Sales Revenue
Australia	7,933	5,921	5,224
UK & Europe	1,603	2,039	2,274
US & Canada	13,871	18,703	12,084

	23,407	26,663	19,582

Other Revenue
Australia	3,337	3,569	4,706

Total Revenue	26,744	30,232	24,288

Clinical Development

While the Company was originally conceived as a pharmaceutical R&D group of companies, there has been a shift in product emphasis toward the development and marketing of human therapeutics, with a particular focus on therapeutics based on phenolic drug technology, and a progression from a strictly R&D group of companies to a group with significant manufacturing and commercial activities. While initial sales revenue has been generated from dietary supplements, the Company has devoted, and expects to continue to devote, significant R&D resources to the development of novel pharmaceuticals based on phenolic hormones.

During fiscal 2000, Novogen’s anti-cancer drug candidate phenoxodiol (NV-06) was approved for human clinical trailing, and in June 2000 Novogen completed a Phase Ia Clinical Trial. This was a significant milestone for the Company, moving the drug candidate from the clinic to “into man” studies. In fiscal year 2001, the Company announced that phenoxodiol (NV-06) had entered into further Phase I/II clinical trials with two trials commencing at major Australian hospitals. These trials are currently underway and are testing primarily for safety (looking for drug toxicity) and some efficacy data may also be gathered.

Additionally, the FDA has given its approval for phenoxodiol (NV-06) to be tested in humans in the US. This trial commenced in June 2001 at the Cleveland Clinic Taussig Cancer Center and is currently nearing completion. Interim results were presented from the Cleveland Cancer Clinic study showing that phenoxodiol (NV-06) had stabilised cancer progression without any significant side effects in six out of the first ten patients recruited for the trial.

Two new human clinical trials began in the last fiscal year. The trials include a Phase Ib/IIa trial at the Royal North Shore Hospital in Sydney in patients with leukemia and a Phase Ib/IIa study at Monash Medical Centre in Melbourne, an oral dose form trial in prostate cancer patients.

Phenoxodiol (NV-06) is now being tested in five human clinical trials. During the year, interim results of two of the trials were announced including the results of the Phase I study conducted at the Cancer Care Centre at the St George Hospital which demonstrated that phenoxodiol was well tolerated in the seventeen patients who were treated in the escalating dose study. Three of those patients showed stabilisation of their cancers.

During fiscal 2002, Novogen announced that its skin repair drug candidate, NV-07α, had commenced human clinical trials at the Queensland Institute for Medical Research. NV-07α has been developed for the repair of sun damaged skin and the clinical trial has been designed to determine its role in correcting acute sun damage as well as preventing the induction of skin cancer. Also, in June 2002 Novogen announced that a second human clinical trial of NV-07α will be conducted at the Royal Prince Alfred Hospital in Sydney. The RPAH trial has been designed to determine the extent to which NV-07α is able to reverse the damaging effects of excessive sun exposure on the skin.

The third pharmaceutical program, NV-04, Novogen’s cardiovascular drug program, also commenced a Phase I human clinical trial at the Baker Medical Research Institute in Melbourne. The objective of the trial is to evaluate the safety and tolerability of a selected program compound and determine its effect on widening of blood vessels (dilation) which is a mechanism of enhancing blood flow and reducing blood pressure. This trial on healthy subjects is designed to confirm favourable results obtained in animals which improved dilation of blood vessels.

The Company also announced a number of clinical advances in the dietary supplement area including the results of trials which show that Promensil significantly reduces women’s blood cholesterol and that Promensil reduced the amount of breast pain associated with menstruation. Also, a double blind placebo-controlled study conducted at the Free University in Amsterdam showed a statistically significant reduction in hot flushes in women with acute menopausal symptoms.

Advances were made in the men’s health area where clinical trial data presented at the World Congress on the Aging Male in Berlin revealed that Trinovin caused early stage prostate cancer cells to die in numbers that were five times greated than the untreated control group.

Source and Availability of Raw Materials

Isoflavones

Two major manufacturing considerations are supply of raw material (red clover) and isoflavone extraction capacity.

Red clover is grown under contract by farmers experienced in red clover growing. As part of a risk reduction strategy, red clover is grown in a number of areas of geographical and climatic diversity in three Australian states (New South Wales, Victoria, and South Australia). For cost reasons, red clover is no longer grown in the South Island of New Zealand. The current growing capacity is judged to exceed projected demand for the foreseeable future.

The existing isoflavone extraction facility at Wyong NSW is currently meeting existing demand for product. The Company has moved its manufacturing facility from New Zealand to the Wyong site. The Company anticipates being able to increase output from the Wyong facility through continuing improvements in yield efficiencies, refinements in the extraction process and the use of higher isoflavone-yielding clover varieties. The Company currently uses contract formulators and packers in both Australia and the US to tablet and to pack the final product. All products sold in the US are produced by a contract formulator and packer in the US who has represented to the Company that its facilities are certified by the FDA as being in accordance with cGMP.

Phenolic hormones

The synthetic phenolic hormones used in the Company’s pre-clinical and clinical trials are currently being manufactured at the pilot facility located at North Ryde. The facility manufactures phenoxodiol (NV-06), NV-04 program compounds and NV-07α and will provide sufficient product for pre-clinical and initial clinical trial purposes. If, in the future, clinical trials prove successful and applicable regulatory approvals are obtained, the Company intends to construct its own manufacturing facility necessary for commercial production of these compounds.

Marketing Channels

The Company is currently marketing the products — Promensil, Trinovin and Rimostil. All three products are classified as “dietary supplements” for people whose intake of isoflavones is inadequate.

Promensil is being marketed in Australia, New Zealand, The Netherlands, the US and Canada. Trinovin is being marketed in Australia, New Zealand, the US, Canada, the UK and The Netherlands. Rimostil is being marketed in Australia, Canada, the US and The Netherlands. Novogen Red Clover Supplement is marketed in the UK.

The marketing strategy is for the Company to continue to be responsible for the direct marketing of its current and proposed dietary supplement products in Australia, New Zealand, North America (US and Canada) and selected European countries. The Company will rely on distributors and other third parties for the sale of the Company’s dietary supplements in other countries and regions. The company has entered into agency distribution agreements in Singapore, South Africa and Austria.

The Company has pursued a deliberate policy of not seeking strategic alliances in the development of its line of pharmaceutical products. The Company believes that it has the expertise and will have the resources necessary to take its lead candidate pharmaceutical agents up to Phase II clinical trials. In this way, the potential value of the assets will be maximized prior to any alliance being sought.

Patent Protection

The first and most important area of the intellectual property (“IP”) of the Company is the understanding that an important function of isoflavones in the diet is to act as “pro-hormones”, leading to the formation of a previously undiscovered class of hormones known as “phenolic hormones”. The Company’s discovery that these isoflavonoid-derived phenolic compounds have biological activity is the basis of the Company’s drug discovery and development program. A number of these phenolic compounds have been identified by the Company as offering significant commercial potential as new pharmaceuticals and these are currently under development. The Company has PCT patent applications pending relating to these compounds and a wide range of therapeutic applications.

The second area of IP is the proprietary technology that allows the method of extraction of all four principal estrogenic isoflavones found in the human diet. This technology has allowed the development of Promensil and Trinovin, which are supplement products that deliver standardized levels of all four isoflavones — daidzein, genistein, formononetin and biochanin.

The third important area of IP is an understanding of the distinctive biological functions of each of the four estrogenic isoflavones. The Company has found that while the four estrogenic isoflavones share functions in common, each has a distinctive biological profile with some even having unique functions. This is the basis of development of dietary supplements with “customized” isoflavone ratios in order to meet specific health needs.

The Company pursues an aggressive patent prosecution strategy, based on PCT patent applications in major global territories. All current patent applications are filed in the name of either Novogen Inc., Novogen’s wholly-owned US subsidiary, or Novogen Research Pty Ltd, one of Novogen’s wholly-owned Australian subsidiaries. The following is a list of all patents and patent applications held by the Company.

PCT = Patent Cooperation Treaty
(1) = Novogen Research Pty Ltd
(2) = Novogen Inc

	Title	Applicant	Country

1	HEALTH SUPPLEMENTS CONTAINING PHYTO-OESTROGENS, ANALOGUES OR METABOLITES THEREOF	(1)	PCT (designating all countries)
2	PROCESS FOR GLUCAN PREPARATION THERAPEUTIC USES OF GLUCAN	(1)	PCT (designating all countries)
3	THERAPEUTIC METHODS AND COMPOSITIONS INVOLVING ISOFLAVONES	(1) + (2)	PCT (designating all countries)
4	PREPARATION OF ISOFLAVONES FROM LEGUMES	(1) + (2)	PCT (designating all countries)
5	TREATMENT OR PREVENTION OF MENOPAUSAL SYMPTOMS AND OSTEOPOROSIS	(1) + (2)	PCT (designating all countries)
6	COMPOSITIONS AND METHOD FOR PROTECTING SKIN FROM UV INDUCED IMMUNOSUPPRESSION AND SKIN DAMAGE	(1)	PCT (designating all countries)
7	THERAPY OF ESTROGEN-ASSOCIATED DISORDERS	(1)	PCT (designating all countries)
8	PRODUCTION OF ISOFLAVONE DERIVATIVES	(1)	PCT (designating all countries)
9	CARDIOVASCULAR AND BONE TREATMENT USING ISOFLAVONES	(1)	PCT (designating all countries)
10	COMPOSITIONS AND THERAPEUTIC METHODS INVOLVING ISOFLAVONES AND ANALOGUES THEREOF	(1)	PCT (designating all countries)
11	FOOD PRODUCT AND PROCESS	(1)	PCT (designating all countries)
12	REGULATION OF LIPIDS AND/OR BONE DENSITY AND COMPOSITIONS THEREFORE	(1)	PCT (designating all countries)
13	ISOFLAVONE DIMERS WITH ESTROGENIC PROPERTIES	(1)	PCT (designating all countries)
14	TREATMENT OF RESTENOSIS	(1)	PCT (designating all countries)
15	6-HYDROXY ISOFLAVONES, DERIVATIVES AND MEDICAMENTS INVOLVING THE SAME	(1)	Australia
16	ISOFLAVONE CONJUGATES, DERIVATIVES THEREOF AND THE THERAPEUTIC METHODS INVOLVING THE SAME	(1)	Australia
17	BIOLOGICAL TARGETS AND THERAPEUTIC METHODS AND COMPOSITIONS INVOLVING COMPOUNDS BASED ON AN ISOFLAV-3-ENE STRUCTURE	(1)	Australia
18	REPAIR OF DNA MUTAGENIC DAMAGE	(1)	Australia
19	COMPOSITIONS AND THERAPEUTIC METHODS INVOLVING PLATINUM COMPLEXES	(1)	Australia
20	AMINATED ISOFLAVONOID DERIVATIVES AND USES THEREOF	(1)	Australia

Licensing Arrangements

In 1997 the Company granted an exclusive license for the use of soy under three Novogen patent applications to Protein Technologies, Inc. (“PTI”), a wholly-owned subsidiary of Dupont Inc. Under the license agreement, PTI paid to the Company a license fee of approximately A$9 million and agreed to pay the Company royalties from the sales made by PTI of products derived under the license. In fiscal year ended June 30, 2002, PTI paid A$1,879 million in royalties to the Company. See “Item 5. Operating and Financial Review and Prospects – Operating Results – Fiscal 2002 v. Fiscal 2001.” Contemporaneous with the license agreement, PTI’s then parent Ralston-Purina Inc. invested A$6.7 million into the Companies Ordinary Shares which was followed in December 1998 by an additional investment of A$3.6 million.

Trademark Protection

The Company also seeks IP protection through trademark registration of product names and corporate logos. The Company has an active program of registering all product trademarks in significant markets.

Australian Government

The activities of the Company are subject to numerous Australian laws and regulations, including those described below.

The Australian Corporations Law is the main body of law governing companies incorporated in Australia, such as Novogen and its Australian subsidiaries. The Australian Securities and Investments Commission (ASIC) is an Australian Government organisation that administratively enforces legislation covering matters such as directors’ duties and responsibilities, preparation of accounts, auditor control, issue and transfer of shares, control of shareholders’ meetings, rights of minority interests, amendments to capital structure, preparation and filing of public documents such as annual reports, changes in directors and changes to capital.

The Australian Stock Exchange (ASX) imposes listing rules on all listed companies, such as Novogen. The rules cover issues such as continuous and immediate disclosure to the market of relevant information, periodic financial reporting and the prior approval of reports to shareholders.

The Company believes that it is in material compliance with the foregoing Australian laws and regulations pertaining to public and private companies.

The Company’s products and manufacturing facilities also are regulated by various Australian federal and state instrumentalities. The Company’s manufacturing facilities hold the appropriate licenses concerning hazardous chemical use and the manufacture of health products. Promensil, Trinovin and Rimostil are listed with or notified to the appropriate approval bodies in Australia and New Zealand as “dietary supplements” and are thereby eligible to be marketed in those countries.

In Australia, pharmaceuticals are subject to review and approval by the Therapeutic Goods Administration’s (“TGA”) Drug Evaluation Branch (“DEB”) in accordance with Section 25 of the Therapeutic Goods Act 1989. The specific data requirements for the registration of drugs have been closely aligned with the data requirements for applications for marketing authorization of a medicinal product published by the European Commission.

All drug products must comply with the legislative requirements in force in Australia. Statutory standards under the Therapeutic Goods Act 1989 include Therapeutic Goods Orders (“TGOs”) and monographs of the British Pharmacopoeia (“BP”). Where no standard is specified in a TGO or the BP, the TGA may require that the product meet a standard specified in the US Pharmacopeia.

It is also a legislative requirement that data submitted for evaluation must satisfactorily establish the quality, safety and efficacy of the product for the purposes for which it is to be used, where relevant. The approval process for new drugs requires the submission of comprehensive pre-clinical and clinical data regarding safety and efficacy. The Australian Guidelines for the Registration of Drugs (the “Guidelines”) describe the information to be provided in an application for registration of new drugs. As Promensil, Trinovin and Rimostil are currently classified as “dietary supplements” they are not required to be in compliance with the Guidelines.

US Government Regulations

The Company’s research, pre-clinical development, clinical trials, and manufacturing and marketing of its products in the US are subject to extensive regulation by numerous governmental authorities including, but not limited to, the FDA. In the US, pharmaceutical products, including plant-derived pharmaceuticals such as the Company’s phenolic hormone drug candidates, are subject to FDA review and approval as “drugs” under the Federal Food, Drug, and Cosmetic Act (the “FD&C Act”).

In most cases, the steps required before a new pharmaceutical can be commercially distributed in the US include: (a) preclinical studies and adherence to good laboratory practice (“GLP”); (b) the filing of an investigational new drug application (“IND”) with the FDA summarizing preclinical development work; (c) controlled clinical trials in humans to determine safety and efficacy; (d) filing a new drug application (“NDA”) with the FDA; (e) FDA approval to market; (f) post-marketing approval requirements; and (g) manufacturing regulations.

The Company’s products, Promensil, Trinovin and Rimostil are classified as “dietary supplements”. “Dietary supplements”, although subject to the FD&C Act, are treated differently than pharmaceuticals and are the subject of recent legislation known as the Dietary Supplement Health and Education Act 1994 (the “Dietary Supplement Act”). The Dietary Supplement Act defines dietary supplements, creates a safety system for dietary supplements and their ingredients, regulates claims and labeling of dietary supplements and provides for cGMP for dietary supplements. The Company believes that Promensil, Trinovin and Rimostil, the products of the Company currently sold in the US, comply with the claims, labeling and other rules relating to dietary supplements, and are produced in accordance with applicable FDA cGMP. The products are formulated and packed by a contract manufacturer in the US who has informed the Company that it is cGMP-certified by the FDA. The active bulk ingredients for Promensil, Trinovin and Rimostil are produced by the Company at its production facility which is certified by the TGA as adhering to cGMP for Australia. The FDA does not require that the bulk ingredients used in dietary supplements sold in the US be manufactured according to the FDA’s cGMP standards. The discussion below generally relates to pharmaceutical products and not products characterized as “dietary supplements”.

Pre-clinical Studies and Good Laboratory Practice

The initial testing of a pharmaceutical product before it may be marketed in the US is called pre-clinical testing. Pre-clinical tests include formulation development, laboratory evaluation of product, chemistry and other end points and animal studies to assess the potential safety and efficacy of the product as formulated. Many pre-clinical studies are regulated by the FDA under a series of regulations called the GLP Regulations. Violations of GLP regulations can, in some cases, lead to invalidation of the studies, requiring them to be replicated. The results of pre-clinical trials are submitted to the FDA as part of the IND and are reviewed by the FDA prior to authorizing the sponsor to conduct clinical trials in human subjects.

Investigation of New Drug Application

FDA regulations provide that human clinical trials may begin 30 days following the submissions and receipt of an IND, unless the FDA advises otherwise or requests additional information, clarification or additional time to review the IND submission. There is no assurance that the submission of an IND will eventually allow a company to commence clinical trials. Once trials have commenced, the FDA may stop the trials, or particular types of trials, by placing a “clinical hold” on such trials because of concerns about, for example, the safety of the product being tested or the adequacy of the trial design. Such holds can cause substantial delay and in some cases may require abandonment of a product. There can be no assurance that the FDA’s acquiescence to an IND constitutes any indication that the FDA will find the protocol satisfactory for a clinical trial or that authorization of one phase of clinical trials will result in authorization of other phases or that the FDA will accept any data generated from a clinical trial.

Clinical Trials

Clinical trials involve the administration of the investigational drug product to human subjects. Each protocol indicating how the clinical trial will be conducted must be submitted for review to the FDA. The FDA’s review of a study protocol does not necessarily mean that, if the study is successful, it will constitute proof of efficacy or safety. Further, each clinical trial must be conducted under the auspices of an institutional review board (“IRB”), which must be constituted and operated in conformance with FDA regulations. The IRB considers, among other factors, ethical concerns and informed consent requirements. The FDA or the IRB may require changes in a protocol both prior to and after the commencement of a trial.

Clinical trials are typically conducted in three sequential phases, although in certain cases, the phases may overlap. In Phase I trials (which constitute the initial introduction of the pharmaceutical into human subjects) the pharmaceutical is tested in healthy subjects, as opposed to patients, primarily for safety (adverse effects), side effects, metabolism, clinical pharmacology and optimal dosage. Phase II trials involve studies in a limited target patient population to (a) further evaluate optimal dosage; (b) identify possible adverse effects and safety risks; and (c) determine the efficacy of a drug for a specific indication.

These can be further classified into Phase IIa trials, which study dose ranging and schedule optimization from the perspective of efficacy, and Phase IIb trials, which study (in parallel or individually) one dose and one schedule (the frequency of dose administration) to determine length of therapy and safety versus efficacy. When a product is found to have an acceptable safety profile in Phase II evaluation, Phase III clinical trials are undertaken to evaluate clinical efficacy and to further test for safety within an expanded target patient population at geographically dispersed multiple clinical study sites. The FDA may order the temporary or permanent discontinuation of a clinical trial at any time for any reason. There can be no assurance that Phase I, Phase II or Phase III testing will be completed successfully within any specified time period, if at all, with respect to any of the Company’s products.

New Drug Application and Approval

Upon completion of clinical trials, the results of the pre-clinical studies and the human clinical trials are submitted to the FDA in an NDA, approval of which must be obtained prior to commencement of commercial sales. The NDA also includes information pertaining to the preparation of drug substances, analytical methods, drug product formulation, details of the manufacture of finished product and proposed product packaging and labeling. The interval between the filing of the IND and the filing of an NDA application can be lengthy. In general, the FDA requires at least two properly conducted and well-controlled Phase III clinical trials demonstrating efficacy. The FDA may deny an NDA if, among other reasons, clinical trial protocols are not adequate or appropriate. The FDA also may deny an NDA or require additional testing or information to assess the safety of the product if the FDA does not view the NDA as containing adequate evidence of the product’s safety and efficacy. Notwithstanding the submission of such data, the FDA may ultimately decide that the application does not satisfy its regulatory criteria for approval, and, even if the NDA is approved, the product may be required to undergo post-licensure testing and surveillance to continue to monitor its safety and effectiveness (Phase IV studies).

Post-Marketing Approval Requirements

Once an NDA has been approved, the NDA applicant remains subject to post-marketing requirements. These include manufacturing, record keeping, and reporting obligations. For instance, any adverse experiences relating to the use of the product must be reported to the FDA. Failure to comply with the FDA’s post-marketing obligations can result in the FDA’s withdrawal of approval, civil seizures, injunctions, and/or civil or criminal penalties.

In the US, in addition to patent protection, drug products containing new chemical entities (“pioneer drugs”) approved through the NDA process may be subject to periods of marketing exclusivity. After the applicable patents and periods of exclusivity expire, however, those pioneer drugs are subject to competition from generic versions (duplicate or related versions) of themselves. The FDA may approve an abbreviated NDA for the marketing of a generic drug (i.e., a duplicated or related version of an approved pioneer drug) that has been shown to be as safe and effective as a pioneer drug whose patents have expired, without requiring the submission of “full reports” of safety and effectiveness.

Manufacturing Regulations

The FDA mandates that drugs be manufactured in conformity with cGMP regulations. In complying with cGMP regulations, manufacturers must continue to expend time, money and effort in production, record keeping and quality control to ensure that the product meets applicable specifications and other requirements. The FDA periodically inspects manufacturing facilities to ensure compliance with applicable cGMP requirements. Failure to comply subjects the manufacturer to possible FDA action, such as suspension of manufacturing, seizure of the product, voluntary recall of a product, fines, injunctions, failure to approve a product, or withdrawal of approval of a product. All products sold in the US are produced by a contract formulator and packer who has informed the Company that its facilities are certified by the FDA as being in accordance with cGMP.

Organizational Structure

Corporate Structure

Novogen Limited is a company limited by shares and is incorporated and domiciled in Australia. Novogen Limited has prepared a consolidated financial report incorporating the entities that it controlled during the financial year, which included the following entities:

Name of Entity	Country of	Ownership
	Incorporation	%
Novogen Laboratories Pty Ltd	Australia	100
Novogen Research Pty Ltd	Australia	100
Central Coast Properties Pty Ltd	Australia	100
Phytosearch Pty Ltd	Australia	100
Phytogen Pty Ltd	Australia	100
Novogen Inc	US	100
Novogen Limited	UK	100
Novogen New Zealand Limited	New Zealand	100
Novogen Canada Limited	Canada	100
Novogen BV	Netherlands	100
Glycotex Inc	US	100
Marshall Edwards Inc	US	95.2
Marshall Edwards Pty Limited	Australia	95.2

Property, Plants and Equipment

The Company’s major isoflavone extraction manufacturing plants are located in Wyong in NSW. This plant is used to manufacture the active raw material used in the Company’s three dietary supplement products, Promensil, Trinovin and Rimostil.

The Company owns the land and buildings at Wyong and the site covers an area of approximately 3.37 hectares. The equipment used in the extraction process is under lease and has an amortized lease value of A$5,633 million. The manufacturing capacity is adequate to produce the forecast isoflavone extract requirements for at least the next two years.

The pilot plant used for the manufacture of the phenoxodiol clinical trial material is located in leased premises at North Ryde in Sydney. These premises are also used as Novogen’s corporate head office. The equipment used in the pilot plant production is also leased.

The Company has provided mortgages over the freehold land and buildings as security over the leasing facilities. The terms of the mortgages preclude the assets being sold or being used as further security without the permission of the mortgage holder.

Assets under lease are also pledged as security for the lease liability. The book value of assets pledged as security at June 30, 2002 was A$6.578 million.

Item 5. Operating and Financial Review and Prospects

Critical Accounting Policies

Our summary of significant accounting policies are described in Note 1 to the Consolidated Financial Statements under Item 18 of this Annual Report.

We believe that the most critical accounting policy relates to revenue recognition. We recognize revenue from product sales when goods have been dispatched to a customer pursuant to a sales order and invoice and the associated risks have passed to the customer. We maintain an accounts receivable allowance for an estimated amount of losses that may result from the customers inability to pay for the product purchased. If the financial condition of our customers were to deteriorate resulting in an impairment of their ability to make payments, additional allowances may be required.

Operating Results – Fiscal 2002 v Fiscal 2001

Revenue

The Company’s Total Revenue decreased by A$5.7 million or 24% to A$24.3 million in fiscal 2002 from A$30.2 in fiscal 2001 primarily as a result of a decrease in sales of the Company’s consumer health products in the US and Australia. The Company’s sales of consumer health products decreased A$7.1 million or 27% to 19.6 million in fiscal 2002 from A$26.7 million in fiscal 2001, which management believes is primarily attributable to the decrease in advertising and promotional spending in the major markets, discussed below in “Operating Expenses”, competition and the general slowdown in economic activity in the US.

Sales of consumer health products in the US in fiscal 2002 were down 39% from fiscal 2001. Sales of consumer health products in Australia in fiscal 2002 were down 15% from fiscal 2001. These decreases were partially offset by increases in sales in consumer health products in Europe and Canada of 12% and 15% respectively, which management believes is primarily attributable to maintaining product promotional spending in these newer markets.

As sales revenues are denominated in Australian dollars, the Company’s sales revenue is affected by fluctuations in the value of the Australian dollar relative to the currencies of other countries in which the Company sells its products, primarily the US dollar and the UK pound. In fiscal 2002, the value of the Australian dollar increased in value relative to the US dollar (see “Item 3. Key Information – Selected Financial Data – Exchange Rates”). In fiscal 2002, the value of the Australian dollar also decreased relative to the UK pound. In 2002, the net effect of fluctuations in currency values on the Company’s reported sales revenue was less than 1%.

Other Revenue

Other Revenue includes revenue received from non-operating activities, such as interest received on Company loans made to persons and corporations, research grants received from the Australian government, royalties received under the

Company’s license agreement with PTI and proceeds from the sale of Company assets. The Company’s other revenue increased A$1.1 million or 32% from A$3.6 million in fiscal 2001 to A$4.7 million in fiscal 2002, primarily as a result of A$1.9 million in royalties received from PTI pursuant to a license agreement between the Company and PTI. See “Item 4. Information on the Company- Business Overview – License Agreements” below. In fiscal 2002 the Company’s Other Revenue amounted to 19.4% of the Company’s Total Revenue, which is an increase from fiscal 2001 where Other Revenue amounted to 12.8% of the Company’s Total Revenue.

Costs and Expenses

The Company’s Costs and Expenses is comprised of Cost of Goods Sold, Research and Development, Selling and Promotions, and General and Administrative Expenses. The Company’s Total Costs and Expenses decreased A$13.0 million, or 33% in fiscal 2002 to A$38.6 million from A$51.7 million in fiscal 2001, primarily due to the decrease in the Company’s Selling and Promotions Expenses. The Company’s Selling and Promotions Expenses decreased A$9.4 million, or 38% in fiscal 2002 to A$15.2 million from A$24.6 million in fiscal 2001, primarily as a result of the Company’s efforts to conserve cash resources. Of this A$9.4 million decrease in Selling and Promotions Expenses, A$8.2 million represents a decrease in spending on advertising and promotions. Cost of goods sold increased as a percentage to sales from 32% in fiscal 2001 to 39% in fiscal 2002 due to the smaller production volumes being produced inline with the reduction in sales demand. The provision for the diminution in inventory value increased in fiscal 2002 by A$0.8 million to A$1.7 million due to lower isoflavone levels in some of the varieties of stored red clover raw materials which may be uneconomic to process through the production plant.

During 2002, the Company closed its New Zealand production facilities and transferred production to its Wyong plant. Although the majority of the New Zealand property, plant and equipment has been transferred to the Wyong facility A$0.486 million relating to property plant and equipment was written off during the current year.

General and Administrative Expenses decreased by A$2.0 million or 22% in fiscal 2002 to A$7.4 million from A$9.4 million in fiscal 2001, primarily due to the absence of the non-recurring expenses of A$2.1 million incurred in fiscal 2001 associated with the unsuccessful capital raising by MEI and the Clarkel Pty Limited settlement costs.

Net Loss

The Company’s Net Loss decreased by A$7.1 million, or 48%,in fiscal 2002 to A$14.7 million from A$21.8 million in fiscal 2001, as a result of the Company’s strategy of conserving cash by cutting expenses, primarily advertising and promotion expenses.

Operating Results – Fiscal 2001 v Fiscal 2000

Revenue

The Company’s Total Revenue increased by A$3.5 million or 13% to $30.3 million in fiscal 2001 from A$26.7 million in fiscal 2000. The increase was primarily as a result of increased sales volumes of the Company’s consumer health products. The Company’s sales of consumer health products increased by A$3.3 million or 14% to A$26.7 million in fiscal 2001 from A$23.4 million in fiscal 2000. Management believes that the increase was due primarily to continued marketing efforts particularly in North America and Europe.

Sales of consumer health products in fiscal 2001 in the US were up 32% from fiscal 2002. Sales of consumer health products in the UK and the Netherlands in fiscal 2001 were up 22% and 40% respectively from fiscal 2000. Sales in consumer health products in Australia decreased by 35% in fiscal 2001 from fiscal 2000, due to adverse publicity regarding advertising claims and increased market competition from new product entries.

As sales revenue is denominated in Australian dollars, the Company’s sales revenue is affected by fluctuations in the value of the Australian dollar relative to the currencies of the countries in which the Company sells its products, primarily the US dollar and the UK pound. In fiscal 2001 the value of the Australian dollar decreased in value relative to the US dollar and UK pound. In fiscal 2001 the net effect of fluctuations in currency values on the Company’s reported sales revenue was a decrease of 10%.

Costs and Expenses

The Company’s Costs and Expenses is comprised of Cost of Sales, Research and Development, Selling and Promotions, Shipping and Handling and General and Administrative expenses.

The Company’s Total Costs and Expenses increased by A$11.6 million or 29% in fiscal 2001 to A$51.6 million from A$40.0 million in fiscal 2000, primarily due to increases in Research and Development, Selling and Promotions and General and Administrative expenses.

The Company’s Research and Development expenses increases A$3.8 million or 80% to A$8.4 million in fiscal 2001 from A$4.6 million in fiscal 2000. This increase reflects the increased costs associated with the clinical trial program for the Company’s anti-cancer drug candidate phenoxodiol and increased spending on the consumer heath products and the other drug candidate programs.

The Company’s Selling and Promotions expenses increased by A$3.2 million or 15% to A$24.6 million in fiscal 2001 from A$21.4 million in fiscal 2000, primarily due the media advertising campaigns in Australia and the US.

General and Administrative costs increased by A$3.2 million or 50% to A$9.2 million in fiscal 2001 from A$6.3 million in fiscal 2000, primarily due to the non-recurring costs associated with the unsuccessful capital raising for MEI of A$1.3 million and the costs of A$0.8 million associated with the action by Clarkel Holdings Pty Limited being dismissed by the court after a release agreement settled the dispute.

Net Loss

The Company’s Net Loss increased by A$8.1 million or 59% to A$21.8 million in fiscal 2001 from A$13.7 million in fiscal 2000, as a result of the increased expenses in Research and Development, Selling and Promotions and the non-recurring General and Administrative expenses.

Liquidity and cash resources

The Company has continued to finance its operations from equity capital and cash flow from the over-the-counter dietary supplements business.

At the end of fiscal 2002 the Company had cash resources of A$39.9 million versus A$31.1 million at the end of fiscal 2001.

During May 2002, MEI raised US$10.1 million in an initial private placement from European, American and Australian investors and institutions and listed its shares on AIM. Novogen now owns 95.2% of MEI.

The Company invests its cash and cash equivalents in interest bearing facilities with various maturity dates. At the end of fiscal 2002, deposits amounting to A$22.3 million had a weighted average interest rate of 4.79% and cash deposits of A$17.7 million had a weighted average interest rate of 1.8%.

At the end of fiscal 2002, the Company had outstanding interest bearing liabilities in the form of lease liabilities of A$3.1 million. These leases have an average lease term of 4 years. The average interest rate implicit in the leases is 8.39% (2001:8.22%).

The Company has arranged finance lease facilities of A$4.0 million of which, A$0.3 million was unused at the end of fiscal 2002.

The Company does not hedge its foreign exchange exposures, however, the Company continues to minimise foreign exchange risk by decentralising sales and marketing expenses being denominated in local currencies. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk – Foreign Currency Risk”.

During fiscal 2002 the Company had net cash outflows from operating activities of A$6.7 million. Included in this amount are cash receipts of A$1.1 million interest received from investing cash balances, A$1.2 million from the proceeds of Government grants being primarily the START Grants for research and development and A$1.9 million royalty received from PTI pursuant to a license agreement between the Company and PTI. See “Item 4. Information on the Company- Business Overview – License Agreements”.

It is the opinion of the Company that the current level of working capital is sufficient to meet present requirements. However, working capital requirements may change as phenoxodiol (NV-06) moves through the clinical trial program, and the Company may need to raise additional funds in order to complete the clinical program.

Research and Development

Major advances were made during the year on the Company’s clinical development program with phenoxodiol (NV-06), NV-07α and NV-04 all in human clinical trials. Currently, eight human clinical trials are underway: five for phenoxodiol (NV-06); two for NV-07α and one for NV-04.

The Company’s lead anti-cancer drug candidate phenoxodiol (NV-06) continued its clinical development program, commencing two new human clinical trials. The trials include a Phase Ib/IIa trial at the Royal North Shore Hospital in Sydney in patients with leukemia and a Phase Ib/IIa study at Monash Medical Centre in Melbourne, an oral dose form trial in prostate cancer patients.

Phenoxodiol (NV-06) is now being tested in five human clinical trials. During the year, interim results of two of the trials were announced including the results of the Phase I study conducted at the Cancer Care Centre at the St George Hospital which demonstrated that phenoxodiol (NV-06) was well tolerated in the seventeen patients who were treated in the escalating dose study. Three of those patients showed stabilisation of their cancers. Additionally, interim results were presented from the Cleveland Cancer Clinic study showing that phenoxodiol (NV-06) had stabilised cancer progression without any significant side effects in six out of the first ten patients recruited for the trial.

During the year, Novogen announced that its skin repair drug candidate, NV-07α, had commenced human clinical trials at the Queensland Institute for Medical Research.

NV-07α is being developed for the repair of sun damaged skin and the clinical trial has been designed to determine its role in correcting acute sun damage as well as preventing the induction of skin cancer. Also, in June 2002 Novogen announced that a second human clinical trial of NV-07α will be conducted at the Royal Prince Alfred Hospital in Sydney. The RPAH trial has been designed to determine the extent to which NV-07α is able to reverse the damaging effects of excessive sun exposure on the skin.

The third pharmaceutical compound, NV-04, Novogen’s cardiovascular drug candidate, also commenced a Phase I human clinical trial at the Baker Medical Research Institute in Melbourne. The objective of the trial is to evaluate the safety and tolerability of NV-04 and determine its effect on widening of blood vessels (dilation) which is a mechanism of enhancing blood flow and reducing blood pressure. This trial on healthy subjects is designed to confirm favourable results obtained in animals which improved dilation of blood vessels.

The Company also announced a number of clinical advances in the over-the-counter dietary supplement area including the results of trials which show that Promensil significantly reduces women’s blood cholesterol and that Promensil reduced the amount of breast pain associated with menstruation. Also, a double blind placebo-controlled study conducted at the Free University in Amsterdam showed a statistically significant reduction in hot flushes in women with acute menopausal symptoms.

Advances were made in the men’s health area where clinical trial data presented at the World Congress on the Aging Male in Berlin revealed that Trinovin caused early stage prostate cancer cells to die in numbers that were five times greater than the untreated control group.

The Company decreased its gross R&D expenditure during fiscal 2002 to A$7.9 million from A$8.4 million in fiscal 2001.

Due to the nature and uncertainty of the R&D projects being undertaken by the Company, it is not possible to reasonably estimate the cost and timing of project completion. The R&D projects are not costed on a project by project basis and to analyse costs between projects could only be performed on an arbitrary and subjective basis.

The progress on research and development projects and expenses is monitored and controlled in a number of ways.

All third party research and development including the conduct of clinical trials are carried out under contract. The contract details include project milestones and expenditure budgets. Senior Novogen research and development staff monitor the projects to ensure that milestones are achieved in a timely manner.

In house research and development is managed by the Research and Development Director and senior research and development staff. Budgets are prepared annually and agreed by the Novogen Board. Expenses are monitored monthly, actual versus budget by expense line and in total.

Trend Information

The Company has sufficient funds as a result of the May 2002 listing of its subsidiary company MEI and the associated share placement. These funds will enable the current business plan to be implemented. MEI however may need to raise additional funds in the future to complete phenoxodiol’s (NV-06) clinical development. The amount and timing of the funds is dependent on the outcome of the trials that are currently underway. Management believes that future fund raising through the equity markets may become more difficult as a result of the recent economic conditions in the major markets including the US, Europe and Australia which have been the traditional sources of equity finance for the Company. See “Item 3. Key Information – Risk Factors”.

Item 6. Directors, Senior Management and Employees.

The names of the Company’s Directors during the fiscal year and up to the date of this report are as follows:

Mr P A Johnston (Non-executive Chairman)
Mr C Naughton (Managing Director)
Dr G E Kelly (Executive Director)
Mr P B Simpson
Mr P C Bradfield (retired October 26, 2001)
Prof P J Nestel (appointed September 1, 2001)

All Directors were in office from the beginning of the financial year until the date of this report, unless otherwise stated.

Information on Directors

Philip A Johnston Non-Executive Chairman
Dip Eng (Production)

Non-Executive Director since 1997, Mr Johnston was elected chairman of the Company with effect from January 1, 2001. Mr Johnston has extensive experience in the pharmaceutical industry including 9 years as an Executive Director of Wellcome Australia Limited. He was previously a Director of two subsidiary Companies of GlaxoWellcome. He has had responsibility for production, distribution, quality assurance and consumer product development and has been directly involved in the establishment of strategic alliances and joint ventures. He has completed a number of executive development programs including the University of NSW and the London Business School.

Christopher Naughton Managing Director
BEc, LLB

Managing Director since March 1997, Mr Naughton joined Novogen in 1996 as Commercial Director. Mr Naughton has degrees in Economics from the Australian National University and in Law from the University of New South Wales. He has completed the Program for Management Development at the Harvard Business School, and is an Attorney in New South Wales. After working in merchant banking, he has spent the last 17 years in the pharmaceutical industry, including appointments as a Director of Wellcome Australia Limited and in worldwide business development with The Wellcome Foundation Limited in the UK.

Dr Graham E. Kelly Executive Director
BSc(Vet), BVSc, PhD

Executive Director since 1994, Dr Kelly is founder and was the first Managing Director of Novogen Limited. Dr Kelly was Chairman of the Company until December 31, 2000, a position he had held since March 1997. He is also Chairman of subsidiary company Marshall Edwards Inc. Dr Kelly has spent nearly 30 years in medical research involving drug development, immunology, surgery and cancer. Dr Kelly was Senior Research Fellow in Experimental Surgery in the Faculty of Medicine at the University of Sydney. He developed the ß-1, 3-Glucan and Isoflavonoid compounds now owned by the Company.

Peter B Simpson Non-Executive Director
MPharm, PhC, MPS

Non-Executive Director since 1994, Mr Simpson has extensive experience in the development of pharmaceutical products for international markets. He was Research and Development Manager with David Bull Laboratories for 8 years prior to being appointed Chief Executive Officer of Biota Holdings Limited in 1987. At Biota he oversaw the research and development of a potential cure for influenza and the licensing of that discovery to Glaxo Limited. He is also a Director of Norwood Abby Ltd, and a Director of Australian Vaccine Technology.

Peter C Bradfield Non-Executive Director
FAPI, FREI

Non-Executive Director since 1994, Mr Bradfield is a Fellow of the Australian Property Institute. He has had wide experience in administration and marketing and was formerly co-founder and co-author of the Norths Property Trust Review. Mr Bradfield was co-founder and Managing Director of Property Equities Limited. He has had international experience in investment strategy and is presently involved in investing capital and resources in developing new businesses. Peter Bradfield retired from the Board in October 2001.

Professor Paul J Nestel Non-Executive Director
AO MD, FTSE, FRACP, FAHA.

Professor Nestel is currently a non-executive Director of Novogen and Senior Principal Research Fellow and Head of the Cardiovascular Nutrition Laboratory at the Baker Medical Research Institute, Victoria. Professor Nestel is also a Consultant Physician at the Alfred Hospital, Melbourne; and Chair, University of Wollongong Advisory Board, Centre of Excellence. He was formally Clinical Professor in Medicine, The Flinders University of South Australia. Professor Nestel has been and remains a member of many national and international committees research and policy on cardiovascular disease. He has published over 370 scientific and medical papers and he is a Fellow of the Australian Academy of Technological Sciences and Engineering and Fellow of the American Heart Association. Professor Nestel is an Officer of the Order of Australia.

Executive Officers’ profiles

Alan James Husband – Research Director
BScAgr, PhD, DSc, FASM

Professor Husband is recognized internationally for his research in the areas of immunology and pathology in veterinary and medical sciences. Professor Husband has published several books and over 200 scientific articles and is a member of the editorial boards of several international scientific journals. Professor Husband has been with the Company since October 1996.

Warren Lancaster – Vice President North America
BSc, MBA

A graduate in physics as well as holding an MBA from the Australian Graduate School of Management (Sydney), Mr. Lancaster worked as a business strategy and management consultant with an Australian consulting firm before joining the Company in March 1997, specifically to assume the role of Vice President- North America.

Ronald Lea Erratt – Company Secretary
FNIA

Mr Erratt is a qualified accountant. Prior to joining the Company in September 1994, he was Director, Superannuation Fund Administration at Towers Perrin and held various management positions at CSR Ltd.

David Ross Seaton – Chief Financial Officer
B Bus KCAE, M Com UNSW, CPA

Mr Seaton is a graduate in Business Studies as well as holding a Master of Commerce degree from the University of NSW. He has completed Management Development programs at Northwestern University in Chicago as well as at Duke University and the London Business School. He has had 16 years experience in the pharmaceutical industry and prior to joining Novogen in 1999 was the Finance Director of GlaxoWellcome Australia Ltd. Mr Seaton was also Finance Director of Wellcome Australia Limited prior to its merger with Glaxo in 1995.

Bryan Palmer – Operations General Manager

Mr Palmer joined Novogen in 1993. Since that time he has held a number of senior management positions within the company. He completed the Program for Management Development at the Harvard Business School in 2001.

Compensation

The Remuneration & Corporate Governance Committee of the Board of Directors is responsible for determining and reviewing compensation arrangements for the Directors, the Managing Director and the executive team. The Remuneration Committee assesses the appropriateness of the nature and amount of emoluments of such officers on a periodic basis by reference to relevant employment market conditions with the overall objective of ensuring maximum stakeholder benefit from the retention of a high quality Board and executive team. Such officers are given the opportunity to receive their base emolument in a variety of forms including cash and fringe benefits such as the use of motor vehicles. It is intended that the manner of payment chosen will be optimal for the recipient without creating undue cost for the Company.

Details of the nature and amount of each element of the emolument of each Director of Novogen Limited and the five Executive Officers included in the Company’s senior management are as follows:

Compensation of Directors of Novogen Limited July 1, 2001 – June 30, 2002

	Annual Emoluments			Long term Emoluments		Total	Options
							Granted
	Base Fee	Committee	Other	Termination	Super-
		Fee		& Similar	annuation
				Payments
	$	$	$	$	$	$	Number

PA Johnston	57,577	16,000	—	—	5,630	79,207	—
C Naughton	382,804	—	39,983	—	28,794	451,581	—
GE Kelly	270,409	—	31,522	—	19,599	321,530	—
PB Simpson	26,740	14,000	—	—	3,260	44,000	—
PC Bradfield	8,963	4,000	—	—	1,037	14,000	—
PJ Nestel	26,205	12,000	—	—	—	38,205	—

	772,698	46,000	71,505	—	58,320	948,523	—

Novogen’s Constitution provides that the directors who are not executive officers shall be paid an ordinary remuneration which may not exceed the maximum amount fixed by the shareholders of the Company in general meetings from time to time. Directors fees are higher for the role of Company Chairman.

No Director has received or become entitled to receive, during or since the end of the fiscal year, a benefit because of a contract made by Novogen Limited, a controlled entity, or a related body corporate with a Director, a firm of which a Director is a member or an entity in which a Director has a substantial financial interest.

Compensation of the Executive Officers of the Company and the consolidated entity July 1, 2001 – June 30, 2002.

	Annual Emoluments		Long term Emoluments		Total	Options
						Granted
	Base Fee	Other	Termination	Super-
			& Similar	annuation
			Payments
	$	$	$	$	$	Number

WJ Lancaster (USA)	248,818	7,351	—	20,699	276,868	28,548
AJ Husband	213,646	28,111	—	15,276	257,033	41,772
DR Seaton	212,545	20,085	—	15,714	248,344	42,284
RL Erratt	143,160	16,617	—	10,384	170,161	30,012
BM Palmer	139,053	12,742	—	9,477	161,272	23,436

	957,222	84,906	—	71,550	1,113,678	166,052

The terms ‘Director’ and ‘Officer’ have been treated as mutually exclusive for the purposes of this disclosure. Executive Officers are those directly accountable and responsible for the operational management and strategic direction of the Company.

Arrangements and Relationships

There are no arrangements (other than standard employment remuneration arrangements) by which any Director or Executive Officer was appointed to his position. There are no family relationships between any of the Directors or Executive Officers.

Pension Benefits

The Company has paid A$325,000 during fiscal 2002 for employee superannuation benefits and pension benefits.

Board Practices

Novogen Board of Directors

Name	Postion Held	Year First	Current Term
		Appointed	Expires

P A Johnston	Chairman	1997	October-2003
C Naughton	Managing Director	1997	—
G E Kelly	Executive Director	1994	October-2005
P B Simpson	Director	1994	October-2004
P J Nestel	Director	2001	October-2003

Term of Directors

The Board has the power to appoint any person to be a director either to fill a casual vacancy or as an additional director (up to a maximum of 10). Any director so appointed may hold office only until the next annual general meeting when he or she shall be eligible for election. The term for each director (excluding the Managing Director) is three years at which time that director retires from office and offers himself/herself for re-election at the next annual general meeting. Under Australian law, directors who have reached the age of 72 must stand for re-election annually. The term of office of the directors of Novogen are staggered, such that in any given year at least one-third (or the nearest lower whole number) of the directors (excluding the Managing Director) must retire and stand for re-election at each year’s annual general meeting.

The Managing Director’s appointment as a director of the Company is not subject to the rotation provisions of Novogen’s Constitution. In accordance with the terms of his employment contract, Mr Naughton’s term as Managing Director continues until terminated upon six months prior notice. Mr Naughton would also cease to be managing director if he ceased to be eligible to be a director of a company under the relevant provisions of the Australian Corporations Law.

Board of Directors

The Novogen Limited Board of Directors is elected by and accountable to shareholders. It monitors and directs the business and is responsible for the corporate governance of the Company. Responsibility for managing the development of the Company consistent with the objective of enhancing long term shareholder value is with the Managing Director, who is accountable to the Board.

The Board comprises five Directors of whom three are non-executive Directors. The two executive Directors are the Managing Director, Mr Christopher Naughton and Dr Graham Kelly. In addition the Board has established the following Committees — Audit, Corporate Governance and Remuneration, and Capital Projects Committees.

There is also the International Scientific Advisory Board whose membership includes the Executive Directors and which advises the Board on clinical and scientific strategy and direction.

Audit Committee

It is the Board’s responsibility to ensure that an effective internal control framework exists within the Company. This includes internal controls to deal with both the effectiveness and efficiency of significant business processes. This includes the safeguarding of assets, the maintenance of proper accounting records and the reliability of financial information. The Board has delegated the responsibility for the establishment and maintenance of a framework of internal control and ethical standards for the management of the Company to the Audit Committee.

The Audit Committee discusses and reviews any issues arising from external audits and reviews. It is charged with assessing the adequacy of the Company’s financial and operating controls. It also reviews compliance with legal requirements affecting the Company and matters affecting corporate governance practices. The committee comprises Philip Johnston (Chairman), Paul Nestel and Peter Simpson.

Corporate Governance and Remuneration Committee

The Corporate Governance and Remuneration Committee has been formed in order to review the controls at the business group level that safeguard the shareholders and Company’s interests and ensures its integrity. It also reviews the remuneration of the Executive Directors by reference to independent data, external professional advice and the requirements to retain high calibre management. The committee comprises Peter Simpson (Chairman), Paul Nestel and Philip Johnston.

Capital Projects Committee

The Capital Projects committee reviews capital investment proposals, assesses the project tenders and reviews progress against timetables and cost estimates. The committee comprises Philip Johnston (Chairman), Peter Simpson, Paul Nestel and Christopher Naughton.

Executive Directors’ Employment Contracts

Each of Dr. Graham Kelly and Mr. Christopher Naughton have entered into employment agreements with the Company.

The agreements, each dated April 26, 2000, are similar in terms, other than as to the description of the position held (Executive Director in the case of Dr. Graham Kelly and Managing Director in the case of Mr. Christopher Naughton), the responsibilities attached to that position and remuneration.

Each agreement provides for an initial term of appointment of three years. After the expiration of the term either party may give to the other not less than six months notice of termination.

The agreements may be terminated by the Company immediately in the event of matters such as serious breach of faith, serious neglect or default of duties, fundamental breach of agreement, or commission of criminal offence or dishonesty.

The agreements are terminated automatically on the death or total or permanent disability of the employee.

The employment agreements require that the employee must carry out his employment in the manner and at the time that the Company reasonably determines. He must comply with and carry out the proper and reasonable directions, orders and instructions of, and is directly responsible to, the Board.

There are provisions in each agreement as to annual leave, sick leave and long service leave.

Provisions dealing with confidentiality and the obligation to assist the Company in securing the Company’s ownership of all intellectual property developed by the employee are contained in the agreement. In addition, each employee is restrained from competing with the Company during the term of the agreement, with a non-solicitation limitation for a period of five years after such term expires.

Under each agreement, the Company must indemnify the employee, within the limits set in the Corporations Law and the Constitution of the Company, against any liability: (a) incurred in connection with the performance of his position, unless the liability arises out of conduct involving a lack of good faith; (b) incurred in defending any proceedings in connection with the performance of his duties, whether civil or criminal and in which judgment is given in his favor or in which he is acquitted; or (c) in connection with any application in relation to any proceedings in which relief under the Corporations Law is granted.

The Company also agrees to pay insurance premiums for policies covering liabilities incurred by the employee in connection with the performance of his duties, excluding liabilities arising out of conduct involving a willful breach of duty or a contravention of certain provisions of the Corporations Law relating to an improper use of position or improper use of information acquired by virtue of his position.

Employees

The Company employed 57 people at June 30, 2002 (June 30, 2001 : 58 people).

Share Ownership

Directors’ holdings of shares and options in the Company

The table below shows the number of ordinary shares and options to purchase ordinary shares held directly or indirectly by the Directors of the Company as of November 1, 2002.

	Ordinary	%	Options
	Shares Fully		Number	Exercise
	Paid		Outstanding	Price	Expiry Date
G E Kelly	9,131,256	9.5	—	—	—
C Naughton	318,511	0.3	700,000	2.91	Sep 24 2003
P A Johnston	43,594	—	3,128	4.01	Oct 27 2005
P B Simpson	500	—	3,128	4.01	Oct 27 2005
P J Nestel	16,000	—	20,000	3.58	July 20 2005

The named Executive Officers own shares in the Company, and have options issued under the Novogen Limited Share Option Plan.

Employee Share Option Plan

The Employee Share Option Plan provides for the issue of options to eligible employees being either an employee or Director of the Company or an associated company. Each option entitles its holder to acquire one fully paid ordinary share and is exercisable at a price equal to the average price of such shares at the close of trading on the Australian Stock Exchange for the five days prior to the date of issue. Options are not transferable. The option lapses if the employee ceases to be an employee during the vesting period. There are currently 42 employees eligible for this scheme.

Item 7. Major Shareholders and Related Party Transactions

Major Shareholders

The names of the substantial shareholders disclosed to the Company are as follows at June 30, 2002:

Bende Holdings Pty Ltd — holding 6,735,538 Ordinary Shares representing 7.06% of the outstanding Ordinary Shares. Bende Holdings Pty Ltd is a company controlled by G E Kelly.

Oppenheimer Funds Inc – holding 12,331,800 Ordinary Shares representing 12.9% of the outstanding Ordinary Shares.

The substantial shareholders do not have any different voting rights than other shareholders of the Company.

At November 1, 2002 there were 2,958,265 ADR’s outstanding, representing 14,791,325 Ordinary Shares (or 15.5% of the then outstanding Ordinary Shares). At November 1, 2002 there were 35 registered holders of Novogen ADRs.

Item 8. Financial Information

Consolidated financial statements are included in “Item 18 – Financial Statements” on pages 58 through 108.

Export Sales

Export sales to third parties from Australia are not a significant portion of total sales. The details of sales by geographic region are contained in Item 4.

Legal Proceedings

There are no pending legal proceedings which either individually or in the aggregate, will have a significant effect on the Company’s financial position or profitability, nor have any such proceedings had any such effect in the recent past.

Dividends

The Company has incurred losses since its inception and as a result has not declared any dividends. Any dividends declared in the future will be paid in Australian dollars.

Item 9. Offer and Listing Details

Trading Markets

The principal listing of Novogen and quotation of its Ordinary Shares and listed options to purchase Ordinary Shares is on the Australian Stock Exchange (“ASX”). As of January 7, 1999, the Company’s American Depositary Receipts (ADRs) began trading on the NASDAQ Small Cap Market. On May 12, 2000 Novogen achieved a NASDAQ national market listing for its ADRs. The trading symbol on NASDAQ is “NVGN”. The trading symbol on ASX is “NRT”.

American Depositary Receipts

Novogen’s Ordinary Shares trade in the US in the form of ADRs. Novogen has entered into a Deposit Agreement with the Bank of New York under which the Bank of New York, acting as depositary, issues ADRs, each of which evidences an American Depositary Share (“ADS”) which in turn represents five of the Company’s Ordinary Shares.

The following table sets forth, for the calendar periods indicated, the high and low market quotations for Novogen’s Ordinary Shares, as quoted on the ASX, and Novogen’s ADRs, as quoted on the NASDAQ.

NOVOGEN LIMITED SHARE PRICE HISTORY

Period	Per Ordinary Share (A$)		Per ADR (US$)
Year Ended	High	Low	High	Low
June 1998	3.69	1.20	9.45	7.03
June 1999	3.25	2.15	11.10	7.01
June 2000	5.00	2.42	18.00	8.00
June 2001	4.62	2.02	14.25	5.35
June 2002	3.34	0.83	10.50	1.98
Quarter Ended
September 2000	4.62	3.57	14.25	9.65
December 2000	4.19	2.86	11.63	7.75
March 2001	3.90	2.65	12.00	6.88
June 2001	2.97	2.02	10.50	5.35
September 2001	2.31	0.83	4.95	3.35
December 2001	3.21	1.03	8.42	2.50
March 2002	3.16	2.42	8.45	6.50
June 2002	3.34	1.80	9.37	4.25
September 2002	2.18	1.18	6.34	4.25
Month Ended
June 2002	2.70	1.80	7.80	5.25
July 2002	2.18	1.50	6.34	4.25
August 2002	1.56	1.18	4.88	3.15
September 2002	1.96	1.56	5.99	4.21
October 2002	2.33	1.76	6.70	4.83
November 2002	2.10	1.85	6.40	5.31

Item 10. Additional Information

Memorandum and Articles of Association

The Company’s Memorandum and Articles of Association are incorporated by reference to the Registration Statement on Form 20-F filed with the Securities and Exchange Commission on December 24, 1998 (File No. 0-29962).

Material Contracts

There have been no material contracts entered into in the last two years by the Company or any of its subsidiaries other than in the normal course of business.

Exchange Controls

Australia has largely abolished exchange controls on investment transactions. The Australian dollar is freely convertible into US dollars. In addition, there are currently no specific rules or limitations regarding the export from Australia of profits, dividends, capital, or similar funds belonging to foreign investors, except that certain payments to non-residents must be reported to the Australian Cash Transaction Reports Agency, which monitors such transactions.

Under Australian law, foreign persons are prohibited from acquiring more than a limited percentage of the shares in an Australian company without approval from the Australian Treasurer or in certain other limited circumstances. These limitations are set forth in the Australian Foreign Acquisitions and Takeovers Act (the “Takeovers Act”).

Under the Takeovers Act, as currently in effect, any foreign person, together with associates, is prohibited from acquiring 15% or more of the outstanding shares of Novogen (or else the Treasurer may make an order requiring the acquirer to dispose of those shares within a specified period of time). In addition, if a foreign person acquires shares in Novogen and as a result the total holdings of all foreign persons and their associates exceeds 40% in aggregate without the approval of the Australian Treasurer, then the Treasurer may make an order requiring the acquirer to dispose of those shares within a specified time. Under the current Australian foreign investment policy, however, it is unlikely that the Treasurer would make such an order where the level of foreign ownership exceeds 40% in the ordinary course of trading, unless the Treasurer finds that the acquisition is contrary to the national interest. The same rule applies if the total holdings of all foreign persons and their associates already exceeds 40% and a foreign person (or its associate) acquires any further shares, including in the course of trading in the secondary market of the ADRs.

If the level of foreign ownership exceeds 40% at any time, Novogen would be considered a foreign person under the Takeovers Act. In such event, Novogen would be required to obtain the approval of the Treasurer for Novogen, together with its associates, to acquire: (i) more than 15% of an Australian company or business with assets totaling over A$5 million; or (ii) any direct or indirect ownership interest in Australian residential real estate.

The percentage of foreign ownership of Novogen would also be included in determining the foreign ownership of any Australian company or business in which it may choose to invest. Since Novogen has no current plans for any such acquisitions and the Company only owns commercial property, any such approvals required to be obtained by Novogen as a foreign person under the Takeovers Act will not affect Novogen’s current or future ownership or lease of property in Australia.

The Company’s Constitution does not contain any additional limitations on a non-resident’s right to hold or vote the Company’s securities.

Australian law requires the transfer of shares in the Company to be made in writing. No stamp duty will be payable in Australia on the transfer of ADRs provided that any instrument by which the ADRs are transferred is executed outside Australia.

Taxation

The following discussion is a summary of the Australian taxes generally applicable to US holders of ADRs. For purposes of this discussion, “US Holder” means a beneficial owner of ADRs who: (a) for US federal income tax purposes is a US resident, a US citizen, a domestic corporation, a domestic partnership, or a non-foreign estate or trust; and (b) does not own directly, indirectly or constructively, 10% or more of the voting stock of the Company. Prospective investors are urged to consult their own tax advisers regarding the US and Australian tax consequences of owning and disposing of Ordinary Shares and ADRs. Further, prospective investors who are residents of jurisdictions other than the US should consult their tax advisers as to the tax consequences of investing in the ADRs or shares under the laws of their jurisdictions of residence.

The taxation discussion is intended only as a descriptive summary and does not purport to be a complete technical analysis or listing of all potential tax effects to US holders, and does not address the Australian taxes applicable to special classes of US holders. Except as otherwise noted, the statements of Australian tax laws set out below are based on the laws as of the date of this Annual Report, including the bilateral taxation convention between Australia and the US (the “Treaty”) and are subject to any changes in law occurring after that date.

Distributions

Under Australian law non-residents may be subject to withholding tax in respect of dividends received from shares in Australian companies depending on the extent to which the dividends are franked. In accordance with the treaty, dividends derived by a non-resident of Australia who is a resident of the US may be taxed in Australia, but such withholding tax is limited to 15% of the gross amount of dividends (unless the dividend is derived by a non-resident who has or is deemed to have a permanent establishment of fixed base in Australia, in which case, a 30% rate may apply) However in some instances withholding tax may not apply.

The Australian Government introduced a dividend imputation system, effective from July 1, 1987. Under this system, to the extent that dividends are paid out of income on which Australian income tax has been levied, such dividends are considered as “franked” dividends to that same extent. Where an Australian resident shareholder receives a franked dividend, he or she receives a tax rebate which can be offset against the Australian income tax payable by the shareholder. The amount of the rebate is dependent upon the extent to which the dividend paid is a franked dividend. Non-resident shareholders, rather than receiving a rebate, are exempt from dividend withholding tax in respect of the franked portions of the dividends received.

Dispositions

Non-residents of Australia who do not hold and have not at any time in the five years preceding the date of disposal held (for their own account or together or together with associates) 10% or more of the issued share capital of a listed public Australian company are not liable for Australian capital gains tax on the disposal of shares or ADRs of such company. However, under Australian law the disposal of shares or ADRs will be held to be a disposal of a taxable Australian asset and subject to capital gains tax if they have at any time been used by a taxpayer in carrying on a trade or business wholly or partly at or through a permanent establishment in Australia. In such circumstances, non-residents of Australia are subject to Australian capital gains tax on the disposal of shares or ADRs where the disposal consideration exceeds the cost base (indexed for inflation where the shares or ADRs are held for 12 months or more). Non-residents of Australia who are subject to Australian tax on capital gains made on the disposal of shares or ADRs are required to file an Australian income tax return for the year in which the disposal occurs.

Non-residents who are securities dealers or in whose hands a profit on disposal of ADRs or shares is regarded as ordinary income and not as a capital gain (such ADRs and shares are referred to as “revenue assets”) will be subject to Australian income tax on Australian source profits arising on the disposal of the ADRs or shares, unless such profits are exempt from Australian tax under the Treaty by reason of the profits not being attributable to the carrying on of a trade or business through a permanent establishment of the non-resident in Australia. Prospective investors should consult their own tax advisers as to whether the ADRs or shares are revenue assets because such a conclusion depends on the particular facts and circumstances of the individual investor concerned.

Non-residents with no taxable capital gains or income from sources in Australia other than dividends with respect to the shares or ADRs are not required to file an Australian income tax return.

Estate and Gift Tax

Australia does not impose any estate, inheritance or gift taxes. Therefore, no Australian estate tax, inheritance tax or gift tax will be imposed on the death of, or upon a lifetime gift by, a US shareholder. However, the transfer by a US resident of ordinary shares or ADRs by way of gift or upon death may have Australian income tax and stamp duty implications.

Item 11. Quantitative and Qualitative Disclosures About Market Risk.

Interest Rate Risk

The Company has cash reserves and places funds on deposit with financial institutions for periods not exceeding three months.

The Company does not use derivative financial instruments. The Company places its deposits with high credit quality financial institutions, and, by policy, limits the amount of credit exposure to any single counter party. The Company is averse to principal loss and ensures the safety and preservation of its invested funds by limiting default risk, market risk, and reinvestment risk.

The Company mitigates default risk by depositing funds with only the safest and highest credit quality financial institutions and by constantly positioning its portfolio to respond appropriately to a significant reduction in a credit rating of any financial institution.

The Company has no interest rate exposure due to rate changes for long-term debt obligations because all of the Company’s long-term borrowings relate to lease agreements that contain fixed rates of interest. The Company primarily enters into debt obligations to support general corporate purposes including capital expenditures and working capital needs.

The Company does not consider the effects of interest rate movements to be a material risk to its financial condition.

Foreign Currency Risk

The Company conducts a portion of its business in various foreign currencies, primarily in the US and the UK. As of June 30, 2002 the Company had not established a foreign currency hedging program. The Company has mitigated and will continue to mitigate a portion of its currency exposure through decentralized sales, marketing and support operations in which all costs are local currency based. Net foreign currency losses in fiscal year 2002 were A$482,000 compared with net foreign currency gains of A$44,000 in fiscal year 2001.

The Company does not consider the effects of foreign currency movements to be a material risk to its financial condition.

Item 12. Description of Securities Other than Equity Securities

Item 12 details are not required to be disclosed as part of the Annual Report.

PART 2

Item 13. Defaults, Dividend Arrearages and Delinquencies

This item is not applicable.

Item 14. Material Modifications to the Rights of Security Holders and the Use of Proceeds

This item is not applicable.

Item 15. Controls and Procedures

(a)	This item is not applicable

(b)	In the year ended June 30, 2002, there were no significant changes in the Company’s internal controls or in other factors that could significantly affect those controls subsequent to the date of their most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Item 16. Reserved

PART 3

Item 17. Not Applicable

Item 18. Financial Statements

The financial statements filed as part of this Annual Report are included on pages F-1 through F-38 hereof.

Item 19. Exhibits

(a)	Exhibits

Exhibit No.	Exhibit Description

1.1	Constitution of Novogen Limited (formerly known as the Memorandum of Association and Articles of Association). (1)
2.1	Deposit Agreement, dated as of February 23, 1998, among Novogen Limited, the Bank of New York, as Depositary, and owners and holders from time to time of ADRs issued thereunder. (2)
4.1	Employment contract between the Company and Mr C Naughton (3)
4.2	Employment Contract between the Company and Professor Alan Husband (3)
4.3	Employment Contract between the Company and Dr G E Kelly (3)
4.4	Lease between Kendall Glen Pty Limited (Lessor) and Novogen Laboratories Pty Ltd for the Company’s corporate headquarters at 140 Wicks Road, North Ryde, New South Wales. (3)
8.1	Company Subsidiaries
10.1	Section 906 Certification by the Chief Executive Officer and Chief Financial Officer (4)

(1)	Incorporated by reference to the Registration Statement on Form 20-F filed with the Securities and Exchange Commission on December 24, 1998 (File No. 0-29962).

(2)	Incorporated by reference to the Registration Statement on

Form F-6 filed with the Securities and Exchange Commission on February 12, 1998 (File No. 333-8346).

(3)	Incorporated by reference to the Annual Report on Form 20-F filed with the Securities and Exchange Commission on November 27, 2000 (File No. 0-29962)

(4)	Attached as Exhibit 10.1

Novogen Limited, Consolidated Financial Statements

STATEMENT OF FINANCIAL PERFORMANCE		Consolidated

Years ended June 30 2002	Notes	2000	2001	2002	2002
		A$'000	A$'000	A$'000	US$'000
Revenue
Sales Revenue		23,407	26,663	19,582	11,021
Other Revenue	2	3,337	3,569	4,706	2,649

Total Revenue		26,744	30,232	24,288	13,670

Costs and Expenses
Cost of Goods Sold		(7,110)	(8,653)	(7,583)	(4,268)
Research & Development		(4,658)	(8,419)	(7,853)	(4,420)
Selling and Promotions		(21,444)	(24,627)	(15,207)	(8,558)
Shipping and Handling		(501)	(533)	(479)	(270)
General and Administrative		(6,291)	(9,388)	(7,449)	(4,192)

Total Costs and Expenses		(40,004)	(51,620)	(38,571)	(21,708)

Interest Expense		(397)	(346)	(345)	(194)

Operating Loss Before Abnormal Items and Income Tax	2	(13,657)	(21,734)	(14,628)	(8,232)

Income Tax Expense	3	(22)	(30)	(45)	(25)

Net Loss		(13,679)	(21,764)	(14,673)	(8,257)

Net Loss Attributable to Outside Equity Interests		—	—	(19)	(11)

Net Loss Attributable to Members of Novogen		(13,679)	(21,764)	(14,654)	(8,246)

Basic Loss per share (cents per share)		(17.1)	(25.4)	(15.4)	(8.7)

STATEMENT OF FINANCIAL POSITION

As at 30 June 2002

		Consolidated

	Notes	2001	2002	2002
		A$'000	A$'000	US$'000
CURRENT ASSETS
Cash	4	31,129	39,937	22,477
Receivables	5	5,118	4,505	2,535
Inventories	6	7,516	6,907	3,887
Other	7	1,155	517	291

Total Current Assets		44,918	51,866	29,190

NON-CURRENT ASSETS
Inventories	6	4,740	597	336
Property, plant and equipment	8	11,291	9,213	5,185
Intangibles	9	257	224	126

Total Non-Current Assets		16,288	10,034	5,647

TOTAL ASSETS		61,206	61,900	34,837

CURRENT LIABILITIES
Payables	10	5,148	4,280	2,409
Interest bearing liabilities	11	1,364	845	476
Provisions	12	292	279	157

Total Current Liabilities		6,804	5,404	3,042

NON-CURRENT LIABILITIES
Interest bearing liabilities	11	2,375	2,287	1,287
Provisions	12	121	164	92

Total Non-Current Liabilities		2,496	2,451	1,379

TOTAL LIABILITIES		9,300	7,855	4,421

NET ASSETS		51,906	54,045	30,416

EQUITY
Parent Equity Interest
Contributed equity	14	121,222	137,249	77,244
Accumulated losses		(69,316)	(83,970)	(47,258)

Total parent equity interest in equity		51,906	53,279	29,986
Total outside equity interest	15	—	766	430

TOTAL EQUITY		51,906	54,045	30,416

ACCUMULATED LOSSES

	Consolidated

	2000	2001	2002
	A$'000	A$'000	A$'000
Accumulated Losses
Balance at beginning of year	(33,873)	(47,552)	(69,316)
Net loss attributable to members of Novogen Limited	(13,679)	(21,764)	(14,654)

Balance at the end of year	(47,552)	(69,316)	(83,970)

STATEMENT OF CHANGES IN CONTRIBUTED EQUITY

Issued Share Capital	Number of Fully	Amount
	Paid Ordinary Shares	A$'000

Balance June 30, 1999	79,685,518	82,148

Options converted into shares	132,744	154
Share issue- June 30, 2000	5,018,000	17,974

Balance June 30, 2000	84,836,262	100,276

Options converted into shares	38,513	46
Share issue — May 23,2001	10,195,000	20,900

Balance June 30, 2001	95,069,775	121,222

Options converted into shares	342,939	617
Subsidiary Share issue — May 22, 2002	n/a	15,410

Balance June 30, 2002	95,412,714	137,249

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JUNE 30, 2002

		Consolidated

	Notes	2000	2001	2002	2002
		A$'000	A$'000	A$'000	US$'000
Cash flows from operating activities
Receipts from customers		21,726	27,200	20,228	11,384
Payments to suppliers and employees		(42,957)	(46,947)	(28,811)	(16,215)
Interest received		1,043	987	1,114	627
Interest paid		(397)	(358)	(345)	(194)
Grants received		1,855	1,746	1,295	729
Income tax paid		(22)	(30)	(45)	(25)
Goods and services tax paid to the ATO		—	(40)	(115)	(65)

Net cash flows used in operating activities	21	(18,752)	(17,442)	(6,679)	(3,759)

Cash flows from investing activities
Acquisition of property, plant and equipment		(2,694)	(956)	(144)	(81)
Proceeds from sale of plant and equipment		114	169	40	23

Net cash flows used in investing activities		(2,580)	(787)	(104)	(58)

Cash flows from financing activities
Proceeds from the issue of ordinary shares		18,129	20,946	617	347
Proceeds from the issue of subsidiary shares		—	—	18,127	10,202
Payment of share issue costs		—	—	(1,932)	(1,087)
Proceeds from borrowings		3,042	846	2,418	1,361
Repayment of borrowings		(1,221)	(1,298)	(3,157)	(1,777)

Net cash flows from financing activities		19,950	20,494	16,073	9,046

Net increase/(decrease) in cash held		(1,382)	2,265	9,290	5,228
Cash at the beginning of year		29,981	28,820	31,129	17,519
Effect of exchange rate changes on opening cash		221	44	(482)	(271)

Cash at end of year	4	28,820	31,129	39,937	22,476

NOVOGEN LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with the historical cost convention. These general purpose consolidated financial statements have been prepared in accordance with the requirements of the Corporations Act 2001 which includes applicable Accounting Standards. Other mandatory professional reporting requirements (Urgent Issues Group Consensus Views) have also been complied with. Comparative information is changed where appropriate to enhance comparability.

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates

Changes in Accounting Policy

The accounting policies adopted are consistent with those of the previous year except for the accounting policy with respect to earnings per share.

The consolidated entity has adopted the revised Accounting Standard AASB 1027 “Earnings Per Share” and has for the first time, determined basic and diluted earnings per share in accordance with the revised standard. Basic earnings per share (EPS) was previously calculated by dividing the profit from ordinary activities after tax and preference dividends, if any, by the weighted average number of ordinary shares outstanding during the financial year. In accordance with the revised AASB 1027 basic EPS is now calculated as net profit attributable to members adjusted to exclude costs of servicing equity (other than dividends ) and preference share dividends, if any, divided by the weighted average number of ordinary shares, adjusted for any bonus element.

Diluted EPS was previously determined by dividing the profit from ordinary activities after tax and preference dividends, if any, adjusted for the effect of earnings on potential ordinary shares, by the weighted average number of ordinary shares (both issued and potentially dilutive) outstanding during the financial year. In accordance with AASB 1027 diluted EPS is now calculated as net profit attributable to members, adjusted for:

•	costs of servicing equity (other than dividends) and preference share dividends (if any);

•	the after tax effect of dividends and interest associated with dilutive potential ordinary shares that have been recognised as expenses; and

•	other non-discretionary changes in revenues or expenses during the period that would result from the dilution af potential ordinary shares,

divided by the weighted average number of ordinary shares and dilutive potential ordinary shares adjusted for any bonus element.

The revised policy has had no effect in the current year on earnings per share as potential ordinary shares do not result in diluted earnings per share showing a different view of earnings of the Company.

Principles of Consolidation

The consolidated financial statements are those of the consolidated entity, comprising of Novogen Limited and all entities controlled by Novogen Limited from time to time during the year and at balance date. Novogen Limited and its controlled entities together are referred to in this financial report as the economic entity or Group. The effects of all transactions between entities in the economic entity are eliminated in full.

The financial statements of controlled entities are prepared for the same reporting period as the parent entity, using consistent accounting policies. Adjustments are made to bring into line any dissimilar accounting policies which may exist.

Subsidiary acquisitions are accounted for using the purchase method of accounting.

Inventories

Inventories are measured at the lower of cost and net realisable value. Amounts shown in the income statement reflects the actual cost of production for the reporting period.

Costs incurred in bringing each product to its present location and condition are accounted for as follows:

Raw Material –purchase cost on a first-in, first-out basis; and

Finished Goods and Work-in-Progress – cost of direct material, and a proportion of manufacturing overheads.

Recoverable Amount of Non-Current Assets

Non-current assets are valued at cost, provided that their carrying value does not exceed their recoverable amount. Periodic reviews are conducted to determine whether events or changes have occurred that would suggest the carrying value of non current assets exceed their recoverable amounts. An impairment would be recognised when expected future operating cash flows are lower than the carrying amount. In determining recoverable amounts on non-current assets, the expected net cash flows have not been discounted to their present value.

Research and development

Costs incurred on research and development projects are expensed as incurred, unless future recoverability is assured beyond a reasonable doubt. To date, due to the uncertainty of the development program all research and development costs have been expensed.

Advertising expenses

Costs incurred on Advertising expenditure is expensed as incurred. The company incurred $14,404,000 in fiscal 2000, $16,351,000 in fiscal 2001 and $8,020,000 in fiscal 2002.

Intangible Assets

(i) Patents and Trademarks Costs incurred in respect to registering and defending patents and trademarks are expensed as incurred unless future recoverability is assured beyond a reasonable doubt.

(ii) Goodwill Goodwill is amortised on a straight line basis over fifteen years, being the period during which the benefits are expected to be received.

Property, Plant & Equipment

Cost and Valuation All property, plant and equipment are brought to account at cost.

Depreciation

Depreciation is calculated on a straight-line basis to write off the depreciable amount of each item of property, plant and equipment (excluding land) over its expected useful life to the economic entity. Estimates of remaining useful lives are made on a regular basis for all assets, with annual reassessments for major items.

Major depreciation periods are:

	2001	2002

Buildings	20 years	20 years
Plant and equipment	3-10 years	3-10 years
Leasehold Improvements	the lease term	the lease term

Leases

Leases are classified at their inception as either operating or finance leases based on the economic substance of the agreement so as to reflect the risks and benefits incidental to ownership.

Operating Leases
The minimum lease payments of operating leases, where the lessor effectively retains substantially all of the risks and benefits of ownership of the leased item, are recognised as an expense on a straight line basis.

Contingent rentals are recognised as an expense in the financial year in which they are incurred.

Finance Leases
Leases which effectively transfer substantially all of the risks and benefits incidental to ownership of the leased item to the Group are capitalised at the present value of the minimum lease payments and disclosed as property, plant and equipment under lease. A lease liability of equal value is also recognised. Capitalised lease assets are depreciated over the shorter of the estimated useful life of the assets and the lease term.

Minimum lease payments are allocated between interest expense and reduction of the lease liability with the interest expense calculated using the interest rate implicit in the lease and charged directly to the Statement of Financial Performance.

The cost of improvements to or on leasehold property is capitalised, disclosed as leasehold improvements, and amortised over the unexpired period of the lease or the estimated useful lives of the improvements, whichever is the shorter.

Revenue Recognition

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured. The following specific recognition criteria must also be met:

Sale of Goods Goods have been dispatched to a customer pursuant to a sales order and invoice and the associated risks have passed to the carrier or customer.

Interest Control of a right to receive consideration for the investment in assets has been attained.

Grant Income Control of a right to receive grant funds has been attained, evidenced by confirmation from the relevant government or other body.

Payments received under the Australian Government START Grants are recognised as revenue when received. The payments are made by the Australian Government for expenses already incurred when agreed milestones are achieved. The only circumstances where funds received by Novogen are contingently returnable are if Novogen is in breach of the START grant contract or if it fails to implement its agreed commercialization plan included as part of the contract. The risk of this happening is considered to be minimal as it is within Novogen’s control.

Trade and Other Receivables

Trade receivables are recognised and carried at original invoice value less a provision for any un-collectable debts. Debts, which are known to be un-collectable, are written off. A provision for doubtful debts is recognised when collection of the full nominal amount is no longer probable.

Receivables from related parties are recognised and carried at the nominal amount due.

All trade debtors are recognised at the amount receivable as they are predominantly due for settlement no more than 30 days from the date of recognition.

Foreign Currency Translation

Translation of Foreign Currency Transactions
Foreign currency transactions are converted into Australian currency at the rate of exchange at the date of the transaction. At balance date amounts payable and receivable in foreign currencies are translated to Australian currency at rates of exchange current at balance date. Resulting exchange differences are brought to account in determining the profit or loss for the financial year.

Translation of Financial Reports of Overseas Operations
All foreign controlled entities (with the exception of Marshall Edwards, Inc.) are deemed to be fully integrated with the Company as they are not financially or operationally independent of Novogen Limited. The financial reports of overseas operations are, therefore, translated using the temporal method, with resulting losses or gains taken to the profit and loss account.

Marshall Edwards, Inc. is deemed to be self sustaining as it is financially and operationally independent of Novogen Limited. The financial reports of Marshall Edwards, Inc. are translated using the current rate method, and any exchange differences are taken directly to the foreign currency translation reserve.

Trade and Other Payables

Liabilities for trade creditors and other amounts are carried at cost which is the fair value of the consideration to be paid in the future for goods and services received, whether or not billed to the consolidated entity.

Payables to related parties are carried at the principal amount.

Cash and Cash Equivalents

Cash on hand and in banks and short term deposits are stated at the lower of cost and net realisable value. For the purposes of the statement of cash flows, cash includes deposits at call readily convertible into cash within two working days and which are used in the cash management function on a day-to-day basis net of outstanding bank overdrafts.

Loans and Borrowings

Finance lease liability is determined in accordance with the requirements of AASB 1008 – “Leases”.

Employee Entitlements

Wages and Salaries, Annual Leave
Liabilities for wages, salaries and annual leave are recognised, and are measured as the amount unpaid at the reporting date at current pay rates in respect of employees’ services up to that date. The value of the employee share option scheme described in Note 14 is not being charged as an expense.

Long Service Leave
The amounts expected to be paid to employees for their pro rata entitlement to long service leave, including ‘on-costs’, are accrued annually at current pay rates having regard to experience of employee departures and period of service. These entitlements are measured at the present value of the estimated future cash outflow to be made in respect of services provided by employees up to the reporting date. In determining the present value of future cash outflows, the interest rate attaching to government guaranteed securities, which have terms to maturity approximating the terms of the related liability are used.

Share Option Plans The value of share option plans described in Note 14 is not charged as an employee entitlement expense.

Earnings per Share

Basic EPS is calculated as net profit attributable to members adjusted to exclude costs of servicing equity (other than dividends) and preference share dividends, if any, divided by the weighted average number of ordinary shares, adjusted for any bonus element.

Diluted EPS is calculated as net profit attributable to members, adjusted for:

•	costs of servicing equity (other than dividends) and preference share dividends (if any);

•	the after tax effect of dividends and interest associated with dilutive potential ordinary shares that have been recognised as expenses; and

•	other non-discretionary changes in revenues or expenses during the period that would result from the dilution of potential ordinary shares,

divided by the weighted average number of ordinary shares and dilutive potential ordinary shares adjusted for any bonus element.

Contributed Equity

Ordinary share capital is recognised at the fair value of consideration received by the Company. Any transaction costs arising on the issue of ordinary shares are recognised directly in equity as a reduction in the share proceeds received.

Taxes

Income tax

Tax effect accounting is applied using the liability method whereby income tax is regarded as an expense and is calculated on the accounting profit after allowing for permanent differences. To the extent timing differences occur between the time items are recognised in the financial statements and when items are taken into account in determining taxable income, the net related tax benefit or liability, calculated at current rates, is disclosed as a future income tax benefit or a provision for deferred income tax.

The future income tax benefit relating to tax losses and timing differences is not carried forward as an asset unless the benefit is virtually certain of being realised.

Goods and Services Tax (GST) and overseas equivalents

Revenues, expenses, and assets are recognised net of the amount of GST except:

•	where the GST incurred on a purchase of goods and services is not recoverable from the taxation authority, in which case the GST is recognised as part of the expense item as applicable; and

•	Receivables and payables are stated with the amount of GST included.

The net amount of GST recoverable from, or payable to the taxation authority is included as part of receivables or payables in the Statement of Financial Position.

Cash flows are included in the Statement of Cash Flows on a gross basis and the GST component of cash flows arising from investing and financing activities which is recoverable or payable to the taxation authority are classified as operating cash flows.

Commitments and contingencies are disclosed net of the amount of GST recoverable from or payable to the taxation authority.

Comparatives

Where necessary, comparatives have been reclassified and repositioned for consistency with current year disclosures as a result of the first time application of revised accounting standards AASB 1005 segment Reporting and as a result of reporting the Statement of Financial Performance by function

Note 2. Profit/(Loss) from Ordinary Activities

	Consolidated

	2000	2001	2002
	A$'000	A$'000	A$'000
(a) Revenues from operating activities
Revenue from the sale of goods	23,407	26,663	19,582

	23,407	26,663	19,582

(b) Revenues from non-operating activities
Interest — other persons/corporations	1,077	1,057	1,203
Grants received	1,855	1,746	1,295
Royalties received	—	—	1,879
Revenue from sale of assets	—	169	40
Other revenue	405	597	289

	3,337	3,569	4,706

Total revenues from ordinary activities	26,744	30,232	24,288

	Consolidated
	2000	2001	2002
	$'000	$'000	$'000
(c) Expenses
Depreciation of non-current assets
Plant and equipment	584	951	659
Buildings	290	290	290
Leasehold improvements	54	71	96
Plant and equipment under lease	881	952	775
Amortisation of non-current assets
Goodwill	33	33	33

Total depreciation and amortisation expenses	1842	2,297	1,853

Bad and doubtful debts — trade	27	146	661
Decrement in value of inventories	343	407	801
Provision for employee entitlements	110	39	26
Rental expense relating to operating leases	721	738	693
Borrowing costs expensed
Interest expense on finance lease	397	346	345

Total borrowing costs expensed	397	346	345

(d) Losses/(Gains)
Net loss/(gain) on disposal of property, plant and equipment	25	(112)	494
Net foreign currency (gains)/losses	(221)	(44)	482
(e) Significant Items
Profit from ordinary activities before income tax expense includes the following expenses disclosure of which is relevant in explaining the financial performance of the entity:
Litigation Settlement	—	750	—
Marshall Edwards, Inc. prospectus costs	—	1,358	—

	—	2,108	—

Note 3. Income Tax

	Consolidated

	2000	2001	2002
	$'000	$'000	$'000
(a) The prima facie tax, using tax rates applicable in the country of operation, on profit and extraordinary items differs from the income tax provided in the financial statements as follows:
Prima facie tax on loss from ordinary activities	(4,917)	(7,390)	(4,388)
Tax effect of permanent differences:
Non deductible depreciation and amortisation	12	11	10
Non deductible expenses	—	1,113	213
Research and development allowance	(55)	(102)	207
Sundry items	90	(40)	62

Income Tax adjusted for permanent differences	(4,870)	(6,408)	(3,896)
Australian income taxes			1
United States state income taxes	2	—	3
New Zealand income tax	20	27	41
Canadian Provincial taxes	—	3	—
Current year tax losses not brought to account	4,870	6,408	3,896

Income tax expense attributable to operating loss	22	30	45

(b) Future income tax benefit not brought to account at balance date as realisation of the benefit is not regarded as virtually certain arising from:
(i) tax losses carried forward	12,885	20,843	17,758
(ii) timing differences	(1,137)	(836)	7,153

	11,748	20,007	24,911

This future income tax benefit will only be obtained if:

(i) the relevant companies derives future assessable income of a nature and of an amount sufficient to enable the benefit from the deductions for the losses to be realised;

(ii) the relevant companies continue to comply with the conditions for deductibility imposed by tax legislation; and

(iii) no changes in tax legislation adversely affect the relevant companies in realising the benefit from the deductions for the losses.

(c)  The balance of the franking account at the end of the financial year for the economic entity and the parent entity is Nil (2001: Nil).

(d)  Pretax loss for the year ended June 30, 2002 was taxed in the following jurisdictions:

	Consolidated

	2000	2001	2002
	$'000	$'000	$'000

Domestic	(583)	(2,496)	(9,477)
Foreign	(13,074)	(19,238)	(5,151)

	(13,657)	(21,734)	(14,628)

Tax effected carry forward losses amounting to $3,736 can be carried forward indefinitely and tax losses of $14,022 expire over the period 2007 through 2022.

Note 4. Cash

	Consolidated

	2001	2002
	$'000	$'000
Cash at bank and on hand	1,353	17,674
Deposits at call	29,776	22,263

	31,129	39,937

Short term deposits have an average maturity of 30 days and have a fixed or floating interest rate for the term of the deposit.

Note 5. Receivables

	Consolidated

	2001	2002
	$'000	$'000
Current
Trade debtors	4,711	4,644
Provision for doubtful debts	(204)	(783)

	4,507	3,861
Other debtors	611	644

	5,118	4,505

	Consolidated

	2000	2001	2002
	$'000	$'000	$'000
Provision for doubtful Accounts:
Beginning Balance	(136)	(67)	(204)
Provisions charged to income	27	(146)	(579)
Amounts charged net of recovery	42	9	—

Ending Balance	(67)	(204)	(783)

(a)  Australian dollar equivalents

Australian dollar equivalent of amounts receivable in foreign currencies not effectively hedged:

United States dollars	2,961	2,675
Great British pounds	385	373
Euros	175	166
Canadian dollars	221	279
New Zealand dollars	59	—

(b)  Terms and conditions

(i)  Trade debtors are non interest bearing and generally on 30 day terms

(ii)  details of the terms and conditons of the related party receivables are set out in Note 19.

(iii)  other debtors are non-interest bearing and have repayment terms between 7 and 30 days.

Note 6. Inventories

	Consolidated

	2001	2002
	$'000	$'000
Current
Raw materials — at cost	—	398
Work in progress — at cost	5,792	4,674
Finished goods — at cost	1,932	1,976
Provision for diminution in value	(208)	(153)

	7,516	6,895
Other inventory — at cost	—	12

	7,516	6,907

Non — Current
Other inventory — at cost	284	235
Raw materials — at cost	3,410	1,889
Work in progress — at cost	1,716	—
Provision for diminution in value	(670)	(1,527)

	4,740	597

	Consolidated

	2000	2001	2002
	$'000	$'000	$'000
Provision for diminution in value
Beginning balance	(150)	(471)	(878)

Provisions charged to income	(404)	(943)	(1,402)
Amounts charged net of recovery	83	536	600

Ending balance	(471)	(878)	(1,680)

Note 7. Other Current Assets

	Consolidated

	2001	2002
	$'000	$'000
Prepayments	1,155	517

Note 8. Property Plant & Equipment

	Consolidated

	2001	2002
	$'000	$'000
Land at cost	1,545	1,545

Buildings at cost	3,456	3,459
Accumulated depreciation	(1,134)	(1,424)

	2,322	2,035

Total Land and Buildings	3,867	3,580

Plant and equipment under lease — at cost	7,008	6,446
Accumulated amortisation	(2,882)	(3,448)

	4,126	2,998

Plant and equipment — at cost	5,061	4,971
Accumulated depreciation	(1,956)	(2,440)

	3,105	2,531

Leasehold improvements — at cost	321	329
Accumulated depreciation	(128)	(225)

	193	104

Total Property Plant and Equipment — at cost	17,391	16,750
Accumulated amortisation and depreciation	(6,100)	(7,537)

Total Property Plant and Equipment	11,291	9,213

a) Assets pledged as security
 Included in the balances of freehold land and buildings are assets over which mortgages have been granted as security over leasing facilities. The terms of the mortgages preclude the assets being sold or being used as further security without the permission of the mortgage holder.
Assets under lease are pledged as security for the associated lease liabilities.

The book value of assets pledged as security are:

Freehold Land	1,545	1,545

Freehold Buildings	2,322	2,035

Plant & Equipment under Lease	4,126	2,998

b) Reconciliations
 Reconciliations of the carrying amounts of plant, property and equipment at the beginning and end of the current and previous financial year.

Consolidated
2002
$'000
Freehold Land
Carrying amount at beginning	1,545

1,545

Buildings on Freehold Land Carrying amount at beginning	2,322
Additions	3
Depreciation Expense	(290)

2,035

Plant and Equipment under Lease
Carrying amount at beginning	4,126
Additions	133
Disposals	(486)
Depreciation Expense	(775)

2,998

Plant and Equipment
Carrying amount at beginning	3,105
Additions	134
Disposals	(49)
Depreciation Expense	(659)

2,531

Leasehold Improvements
Carrying amount at beginning	193
Additions	7
Depreciation Expense	(96)

104

During 2002, the company closed its New Zealand production facility and transferred production to its Wyong plant. Although the majority of the New Zealand property, plant and equipment has been transferred to the Wyong plant, A$0.486 million relating to abandoned property, plant and equipment was written off during the current year.

Note 9. Intangibles

	Consolidated

	2001	2002
	$'000	$'000
Goodwill	492	492
Accumulated amortisation	(235)	(268)

	257	224

Note 10. Payables

	Consolidated

	2001	2002
	$'000	$'000
Current
Trade creditors	3,623	2,425
Accruals of Trade creditors	1,525	1,855

	5,148	4,280

Australian dollar equivalents of amounts payable in foreign currencies not effectively hedged:
- United States dollars	2,031	1,467
- Great British pounds	90	49
- Euro	250	194
- Canadian dollars	76	177
- New Zealand dollars	27	51
Terms and Conditions relating to the above creditors
- Trade creditors are non-interest bearing and normally settled on 30 day terms
- Other creditors are non-interest bearing and normally settled on 30 day terms

Note 11. Interest Bearing Liabilities

	Consolidated

	2001	2002
	$'000	$'000
Current

Lease Liabilities (secured) (Note 24b)	1,364	845

Non — Current

Lease Liabilities (secured) (Note 24b)	2,375	2,287

Secured Lease Liability — Finance Leases	3,739	3,132

Terms and Conditions relating to the above financial instruments.
- Finance leases have an average lease term of 4 years with the option to purchase the asset at the completion of the lease term for the residual value. The average interest rate implicit in the leases is 8.39% (2001: 8.22%). Lease liabilities are secured by a fixed and floating charge over the assets of the Group.

Note 12. Provisions

	Consolidated

	2001	2002
	$'000	$'000
Current

Employee Entitlements	292	279

Non — Current

Employee Entitlements	121	164

	413	443

Note 13. Financing Arrangements

	Consolidated

	2001	2002
	$'000	$'000
(a) Financing arrangements

Unrestricted access was available at balance date to the following lines of credit

Total facilities Lease facilities	4,000	4,000

	4,000	4,000

Used at balance date Lease facilities	2,181	3,722

	2,181	3,722

Unused at balance date	1,819	278

Lease facilities	1,819	278

(b)  The finance lease facilities are primarily sale-lease-back finance leases and are secured by a fixed and floating charge over all the assets of the group as well as a registered mortgage over the land and buildings.

Note 14. Contributed Equity

	Consolidated

	2001	2002
	$'000	$'000
Novogen Limited
95,412,714 (2001: 95,069,775) ordinary shares	121,222	121,839

Marshall Edwards Inc
52,023,000 (2001: 49,500,000) ordinary shares	—	15,410

	121,222	137,249

Terms and conditions of contributed equity
Ordinary shares have the right to receive dividends as declared and, in the event of winding up the company, to participate in the proceeds from the sale of all surplus assets in proportion to the number of and amounts paid up on shares held.

Ordinary shares entitle their holder to one vote, either in person or by proxy, at a meeting of the company.

(a)  Marshall Edwards Inc a subsidiary of Novogen Limited issued 49,500,000 ordinary shares in April 2001 for a total issue price of US$1.00 and a further 2,523,000 ordinary shares in May 2002 to parties outside the economic entity.
These ordinary shares have the right to receive dividends from Marshall Edwards Inc as declared and, in the event of winding up the company, to participate in the proceeds from the sale of all surplus assets in proportion to the number of and amounts paid up on shares held.

(b)  Movements in issued and paid up ordinary share capital of Novogen Limited are as follows:

	Number of	Issue	$'000
	Shares	Price
		$
On issue 1 July 2001	95,069,775		121,222
Options converted to shares	131,886	1.47	194
Options converted to shares	138,100	1.98	273
Options converted to shares	53,000	2.00	106
Options converted to shares	19,953	2.23	44

On issue 30 June 2002	95,412,714		121,839

     (c)  Particulars of options issued by Novogen Limited are as follows:

Calendar Year	Exercise	Expiry	Original	On issue	Issued	Converted to	Options	On issue
Granted	Price	Date	issue	1 July 2001	During	fully paid	forfeited during	30 June
					The year	shares	the year	2002
1997 (i)	$1.47	01/6/02	60,000	50,000	-	50,000	-	—
1997(i)	$1.47	26/03/02	150,024	81,886	-	81,886	-	—
1997 (i)	$1.98	23/01/02	138,100	138,100	-	138,100	-	—
1998 (i)	$2.23	25/03/03	180,728	120,413	-	19,953	5,737	94,723
1998(ii)	$2.23	25/03/03	15,684	15,684	-	-	-	15,684
1998(iii)	$2.91	24/09/03	700,000	700,000	-	-	-	700,000
1999 (i)	$2.84	26/03/04	217,000	155,259	-	-	55,751	99,508
1999(ii)	$2.84	26/03/04	38,572	38,572	-	-	-	38,572
1999(ii)	$2.00	22/12/03	104,734	104,734	-	53,000	-	51,734
1999(ii)	$2.9460	23/06/04	20,000	20,000	-	-	-	20,000
1999(ii)	$2.7725	23/06/04	85,000	85,000	-	-	-	85,000
2000(i)	$4.00	13/03/05	221,028	183,036	-	-	45,672	137,364
2000(ii)	$4.00	13/03/05	27,360	27,360	-	-	-	27,360
2000(ii)	$3.5819	20/07/05	50,180	50,180	-	-	-	50,180
2000(i)	$4.00	30/11/05	238,220	238,220	-	-	62,584	175,636
2000(ii)	$4.00	30/11/05	7,248	7,248	-	-	-	7,248
2000(iv)	$4.01	27/10/05	9,384	9,384	-	-	3,128	6,256
2001(i)	$1.53	10/08/06	695,528	-	695,528	-	99,080	596,448
2001(ii)	$2.05	13/07/06	101,950	-	101,950	-	-	101,950

Total			3,060,740	2,025,076	797,478	342,939	271,952	2,207,663

(i)	Options issued under the Employee Share Option Plan

(ii)	Options issued to consultants

(iii)	Options issued to the Managing Director by resolution of shareholders on 24 September 1998

(iv)	Option issued to non-executive Directors by resolution of shareholders on 27 October 2000

The last trade of Novogen Limited shares on the Australian Stock Exchange on 28 June 2002 was $2.05.

Share Option Plans
 Employee Share Option Plan
 The Employee Share Option Plan provides for the issue of options to eligible employees being an employee or Director of the Company or related company. Each option entitles its holder to acquire one fully paid ordinary share and is exercisable at a price equal to the weighted average price of such shares at the close of trading on the Australian Stock Exchange Limited for the five days prior to the date of issue. Options are not transferable. The option lapses if the employee ceases to be an employee during the vesting period. There are currently 42 employees eligible for this scheme.

Typically employee options vest in equal amounts per year over four years. Options are exercisable once vested.

Consultant Options
 The Company has also granted options by way of compensation to consultants that perform services for Novogen and its controlled entities.

Typically consultant options vest in equal amounts per year over four years or at some other rate as determined by the Board of Directors. Options are exercisable once vested.

ADR Program
 Novogen’s common stock trades on NASDAQ under an ADR program. One ADR is equal to five shares of common stock. All stock traded under the ADR program has the same voting and attached rights as ordinary common stock.

Note 15. Outside Equity Interest

	Consolidated

	2001	2002
	$'000	$'000
Reconciliation of outside equity interest in controlled entities

Opening Balance	—	—

Additions to outside equity interest by way of share issue	—	785

Add Share of operating losses of controlled entities	—	(19)

Closing Balance	—	766

Note 16. Segment Information

Segment accounting policies

The group generally accounts for intercompany sales and transfers as if the sales or transfers were to third parties at current market prices. Revenues are attributed to geographic areas based on the location of the assets producing the revenues.

Segment accounting policies are the same as the consolidated entity’s policies described in Note 1. During the financial year there were no changes in the segment accounting policies that had a material effect on the segment information.

SEGMENT INFORMATION — PRIMARY SEGMENT

	Australasia			North America			Europe

	2002	2001	2000	2002	2001	2000	2002	2001	2000

	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000

Geographical Segments

Revenue

Sales to customers outside the consolidated entity	5,224	5,921	7,933	12,084	18,703	13,871	2,274	2,039	1,603

Other revenues from customers outside the consolidated entity	3,498	3,333	3,052	—	—		26	—

Intersegment Revenues	4,571	13,539	5,411	258	399	126	—	—	76

Total segment revenue	13,293	22,793	16,396	12,342	19,102	13,997	2,300	2,039	1,679

Unallocated revenue

Total Consolidated Revenue

Results

Segment result	(11,946)	(19,374)	(177)	(3,431)	(17,353)	(13,399)	(1,269)	(1,866)	(1,418)

Unallocated expenses
Consolidated entity loss from ordinary activities before income tax

Income tax expense

Net Loss

	Elimination			Consolidated
	2002	2001	2000	2002	2001	2000
	$'000	$'000	$'000	$'000	$'000	$'000
Geographical Segments

Revenue

Sales to customers outside the consolidated entity	—	—	—	19,582	26,663	23,047

Other revenues from customers outside the consolidated entity	(21)	(821)	(792)	3,503	2,512	2,260

Intersegment Revenues	(4,829)	(13,938)	(5,613)	—	—	—

Total segment revenue	(4,850)	(14,759)	(6,405)	23,085	29,175	25,667

Unallocated revenue				1,203	1,057	1,077

Total Consolidated Revenue				24,288	30,232	26,744

Results

Segment result	2,363	17,216	1,734	(14,283)	(21,377)	(13,260)

Unallocated expenses				(345)	(357)	(397)
Consolidated entity loss from ordinary activities before income tax				(14,628)	(21,734)	(13,657)

Income tax expense				(45)	(30)	(22)

Net Loss				(14,673)	(21,764)	(13,679)

	Australiasia		North America		Europe		Elimination		Consolidated
	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001
	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000
Geographical Segments

Assets

Segment assets	98,466	127,972	22,913	13,510	1,477	1,542	(60,956)	(81,818)	61,900	61,206

Liabilities

Segment Liabilities	11,082	12,994	52,699	56,058	9,221	8,017	(65,147)	(67,769)	7,855	9,300

Other segment information

Acquistion of property plant and equipment, intangible assets and other non current assets	236	1,496	26	56	15	13	—	—	277	1,565

Depreciation	907	1,187	125	116	13	9	—	—	1,045	1,312

Amortisation	775	952	—	—	—	—	33	33	808	985

Non cash expenses other than depreciation and amortisation	827	273	615	309	2	2	35	—	1,479	584

Long Lived Assets	9,624	11,605	65	164	18	17	(495)	(495)	9,213	11,291

Note:
The Novogen Group operates subsidiary companies in 3 major geographical areas being Australiasia, North America including the USA and Canada and Europe including the UK and the Netherlands. The subsidiaries are all involved in the selling and marketing of Novogen’s dietary supplements including Promensil, Trinovin and Rimostil. The US company is also responsible for manufacturing and packaging products for the domestic US market. The other countries products are supplied from Australia in fully finished form.

All of the Group’s sales revenues are sales of Novogen’s dietary supplements. The Novogen Group operates in one business segment being to manufacture, market and sell dietary supplements.

Note 17. Remuneration of Directors

	Consolidated

	2001	2002
	$	$
Income paid or payable, or otherwise made available in respect of the financial year, to all Directors of each entity in the consolidated entity and in connection with the management of affairs of the parent entity or its controlled entities	832,741	951,728

The number of Directors of Novogen Limited whose total income (including superannuation contributions) falls within the specified bands is:

			Novogen Limited

			2001	2002
$10,000	—	$19,999	—	1
$30,000	—	$39,999	—	1
$40,000	—	$49,999	2	1
$60,000	—	$69,999	1	—
$70,000	—	$79,999	—	1
$310,000	—	$319,999	1	—
$320,000	—	$329,999	—	1
$370,000	—	$379,999	1	—
$450,000	—	$459,999	—	1

Note 18. Remuneration of Executives

	Consolidated

	2001	2002
	$	$
Remuneration received, or due and receivable, by executive officers of the consolidated entity whose remuneration is $100,000 or more from entities in the consolidated entity or a related parties, in connection with the management of the affairs of the entities in the consolidated entity whether as an executive officer or otherwise	1,824,426	2,361,897

The number of executive officers (including Directors) of the consolidated entity whose remuneration from entities in the economic entity and related parties was within the specified bands is as follows:

			Consolidated

			2001	2002

$100,000	—	$119,000	1	3
$130,000	—	$139,999	—	1
$140,000	—	$149,999	1	1
$150,000	—	$159,999	—	1
$160,000	—	$169,999	—	1
$170,000	—	$179,999	—	1
$200,000	—	$209,999	1	—
$210,000	—	$219,999	2	—
$240,000	—	$249,999	—	1
$250,000	—	$259,999	1	1
$310,000	—	$319,999	1	—
$320,000	—	$329,999	—	1
$370,000	—	$379,999	1	—
$450,000	—	$459,999	—	1

Note 19. Related Party Disclosures

Directors

The Directors of Novogen Limited at any time during the financial year are as follows:

Graham E Kelly
Peter B Simpson
Peter C Bradfield
Philip A Johnston
Christopher Naughton
Paul J Nestel

Equity Interests of Directors

Interests in the Equity of Novogen Limited held by current Directors and their Director Related Entities

	Ordinary Shares Fully Paid		Options

	2001	2002	2001	2002
	Number	Number	Number	Number

G E Kelly	9,519,059	9,131,256	—	—
C Naughton	156,545	318,511	838,100	700,000
P A Johnston	43,000	43,594	3,128	3,128
P B Simpson	1,000	500	3,128	3,128
P J Nestel	5,000	16,000	30,000	20,000

	9,724,604	9,509,861	874,356	726,256

Movements in Directors Equity Holdings

During the year Directors and Director-Related Entities purchased 104,563 ordinary shares and disposed of 454,000 shares. Mr C Naughton acquired 138,100 ordinary shares from the exercise of options at an average exercise price of $1.98 and Prof. P Nestel acquired 10,000 ordinary shares through the exercise of options at an average price of $1.47.

Other Transactions With Directors and Director-Related Entities

Sale of redundant hay stock was made to Mr P. Johnston totalling $6,341. This was made under normal commercial terms and conditions.

Ultimate Parent

Novogen Limited, a company incorporated in Australia, is the ultimate parent entity.

Note 20. Remuneration of Auditors

	Consolidated

	2001	2002
	$	$
a) Amounts received or due and receivable by Ernst & Young Australia for:
(a) an audit or review of the financial report of the entity and any other entity in the consolidated entity;	72,715	80,500
(b) other services in relation to the entity and any other entity in the consolidated entity	369,917	65,677

Amounts received or due and receivable by a	442,632	146,177
related practice of Ernst & Young Australia for:
other services in relation to any entity in the economic group	—	225,819
Amounts received or due and receivable by auditors of other subsidiaries in the economic entity for an audit/review, which are not already disclosed	52,874	42,942

	495,506	414,938

21. Statement of Cash Flows

	Consolidated

	2000	2001	2002
	A$'000	A$'000	A$'000
RECONCILIATION OF OPERATING LOSS AFTER INCOME TAX TO NET CASHFLOWS FROM OPERATIONING ACTIVITIES
Operating loss after income tax	(13,679)	(21,764)	(14,673)
Depreciation and amortisation	1,842	2,297	1,853
(Profit)/loss on sale of fixed assets	25	(112)	494
Changes in assets and liabilities:
(increase)/decrease in trade debtors	(1,681)	400	67
(increase)/decrease in prepayments	(79)	127	638
(increase)/decrease in other debtors	(34)	(173)	(33)
(increase)/decrease in inventories	(6,898)	4,231	4,752
increase/(decrease) in accounts payable	1,843	(2,583)	(868)
increase/(decrease) in provisions	130	179	609
exchange rate change on opening cash	(221)	(44)	482

Net cash (outflow) from operating activities	(18,752)	(17,442)	(6,679)

b) Finance Leases

During the financial year the consolidated entity acquired plant and equipment with an aggregate fair value of $133,000 (2001: $608,000), by means of finance leases.

Note 22. Earnings per Share

	Consolidated

	2001	2002
	$'000	$'000
The following reflects the income and share data used in calculating basic and diluted earnings per share

Net loss	(21,764)	(14,673)

Adjustments:

Net loss attibutable to outside equity interests	—	(19)

Earnings used in calculating basic and diluted earnings per share	(21,764)	(14,654)

	Number of Shares	Number of Shares
Weighted average number of ordinary shares used in calculating basic and diluted earnings per share	85,646,585	95,187,449

Basic and Diluted loss per share — (cents)	(25.4)	(15.4)

Diluted earnings per share:

The notional issue of potential ordinary shares resulting from the exercise of options detailed in Note 14(c) does not result in diluted earnings per share that shows a different view of the earnings performance of the Company, therefore the information has not been disclosed.

Conversions, call subscriptions or issues after 30 June 2002

There have been no other conversions to, calls of, or subscriptions for ordinary shares or issues of potential ordinary shares since the reporting date and before the completion of this financial report.

Note 23. Financial Instruments

(a)	Credit risk exposures The credit risk on financial assets of the economic entity is the carrying amount, net of any provisions for doubtful debts.

(b)	Interest Rate Risk Exposures The economic entity’s exposure to interest rate risk and the effective weighted average interest rate for each class of financial assets and liabilities is set out below.

FINANCIAL INSTURMENTS

		Floating		Fixed		Fixed		Non-interest		Total		Weighted
		Interest Rate		1 year or less		Over 1 to 5 years		bearing				Average Rate
												of Interest

	Note	2001	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001	2002
		$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000

Financial assets
Cash	4	982	17,500	—	—	—	—	371	176	1,353	17,676	3.76%	1.80%
Deposits	4	5,406	1,718	24,370	20,543	—	—	—	—	29,776	22,261	4.86%	4.79%
Receivables	5	—	—	—	—	—	—	5,118	4,505	5,118	4,505	N/A	N/A

		6,388	19,218	24,370	20,543	—	—	5,489	4,681	36,247	44,442

Financial liabilities
Payables	10	—	—	—	—	—	—	5,148	4,280	5,148	4,280	N/A	N/A
Interest bearing liabilities	11	—	—	1,364	845	2,375	2,287	—	—	3,739	3,132	8.22%	8.39%

		—	—	1,364	845	2,375	2,287	5,148	4,280	8,887	7,412

Net financial assets/(liabilities)		6,388	19,218	23,006	19,698	(2,375)	(2,287)	341	401	27,360	37,030

(c)	Net fair value of financial assets and liabilities
The net fair value of financial assets and liabilities with the exception of lease liabilities approximates their carrying value in the balance sheet, because they are short term and at market rates of interest.

The book value of lease liabilities approximates the fair value because the weighted average interest rate implicit in discounting these liabilities approximates the current market rate.

(d)	Credit risk exposures
The consolidated entities maximum exposures to credit risk at balance date in relation to each class or recognised assets is the carrying amount of those assets as indicated in the balance sheet.

Concentration of credit risk The Company minimises concentration of credit risk in relation to trade receivables by undertaking transactions with a large number of customers.

Credit risk is managed in the following way:

(i) payment terms are 30 days except for some customers who have 60 day terms; and

(ii) a risk assessment processes is used for all customers.

Note 24. Expenditure Commitments

	Consolidated

	2001	2002
	$'000	$'000

(a) Lease Commitments *

Commitments in relation to operating leases contracted for at the reporting date but not recognised as liabilities payable:
Not later than 1 year	316	444
Later than 1 year but not later than 2 years	184	443
Later than 2 year but not later than 3 years	184	352
Later than 3 year but not later than 4 years	184	17
Later than 4 year but not later than 5 years	15	—

	883	1,256

(b) Finance leases **

Commitments in relation to finance leases are payable as follows:
Not later than 1 year	1,646	976
Later than 1 year but not later than 2 years	754	776
Later than 2 year but not later than 3 years	748	899
Later than 3 year but not later than 4 years	1,226	767
Later than 4 year but not later than 5 years	—	15
Minimum lease payments	4,374	3,433
Less: Future finance charges	(635)	(301)

	3,739	3,132

Representing lease liabilities:

Current — (note 11)	1,364	845
Non-current — (note 11)	2,375	2,287

	3,739	3,132

(c) Other Expenditure Committments

Research and development contracts for service to be rendered:
Not later than one year	1,351	1,441
Later than 1 year but not later than 2 years	208	43

	1,559	1,484

*  Operating leases represent payments for property and equipment rental. Leases for property include an annual review for CPI increases.

**  Finance lease commitments have an average term of 4 years with an average interest rate of 8.39%. Assets which are subject to finance leases include building, plant and equipment.

There are no commitments for capital expenditure outstanding at the end of the financial year.

Note 25 CONTINGENT LIABILITIES

Parent Entity Guarantees

The parent company has unconditionally guaranteed Novogen BV’s obligations under an agreement with a sales broker dated 10 March 1999, for the performance of commercial services in the Netherlands.

The parent company has guaranteed in a deed dated 16 May 2002 the performance of the Novogen subsidiaries arising in connection with the License Agreement and the Manufacturing and Supply Agreement with Marshall Edward Pty Limited.

Note 26. SUBSEQUENT EVENTS

There have been no significant events occurring after balance date which have had a material impact on the business.

Note 27. PENSION PLANS

The company and employees contribute various percentages of gross income to defined contribution pension plans nominated by employees for the provision of benefits to employees on retirement, death or disability. Benefits provided under the plans are based on contributions for each employee.

The pension plans comply with Australian regulatory provisions set by the Insurance and Superannuation Commission. The company has complied with the provisions of the Superannuation Guarantee Charge Act.

Contributions expensed by the company for each of the periods were as follows:

	2000	2001	2002
	A$'000	A$'000	A$'000

Contribution expense	275	330	325

Note 28. DIVIDENDS

The company has incurred losses since its inception and, as a result, has not declared any dividends. Any dividends in future periods will be declared in Australian dollars.

Note 29. DIFFERENCES BETWEEN AUSTRALIAN GAAP AND US GAAP
 Australian GAAP varies in certain respects from accounting principles generally accepted in the United States (US GAAP). The differences relate principally to the following items and the adjustments necessary to reconcile the consolidated net loss for the years ended June 30, 2000, 2001 and 2002 in accordance with US GAAP are shown below.

			Year ended 30 June

			2000	2001	2002
			A$'000	A$'000	A$'000
Consolidated Net Loss

Net loss reported using Australian GAAP			(13,679)	(21,764)	(14,673)

Adjustments required to accord with US GAAP:

Amortization of goodwill	(i	)	33	33	33

Stock based compensation cost	(ii)		(26)	(82)	(53)

Minority interest in net income of subsidiary	(vi)		—	—	19

Adjustment for sales returns	(v	)	—	—	(475)

Net loss according to US GAAP			(13,672)	(21,813)	(15,149)

Basic and diluted (loss)/earnings per share according to US GAAP (cents)			(0.17)	(0.25)	(0.16)

Weighted average number of ordinary			79,769,553	85,646,585	95,187,449
shares outstanding during the year used in calculation of basic and diluted (loss)/earnings per share

In 2000, 2001 and 2002, exercise of the options issued by the Company would have been anti-dilutive and, therefore, was not considered in the computation of diluted earnings per share. Details of options are set out in note 14. Outstanding options at the end of the financial years are 1,828,817 in 2000, 2,025,076 in 2001, and 2,207,663 in 2002.

The following is a reconciliation of the adjustments necessary to reconcile shareholders’ equity in accordance with Australian GAAP to the amounts determined under US GAAP as at June 30, 2001 and 2002:

			At 30 June

			2001	2002
			A$'000	A$'000

Shareholders’ Equity

Shareholders’ equity reported using Australian GAAP			51,906	54,045

Cumulative adjustments required to accord with US GAAP:

Reversal of recognition of goodwill	(i	)	(492)	(492)

Amortization of goodwill	(i	)	235	268

Stock based compensation cost	(ii)		(675)	(728)

Minority interest equity	(vi)		—	(766)

Adjustment for sales returns	(v	)	—	(475)

Shareholders’ equity according to US GAAP			50,974	51,852

     A description of the differences between Australian GAAP, as followed by Novogen, and US GAAP is provided below:

(i)  Goodwill, Patents and Trademarks
 Novogen Limited (“Novogen” formerly Norvet Limited) was incorporated on March 18, 1994. An Australian prospectus was issued in August 1994 for a proposed public issue of 13 million shares and options by Novogen. At that time, Novogen was a cash-less shell that had not carried on any business except to enter into an underwriting agreement for the offering and agreements to acquire Norvet Research Pty Ltd. (“Research”) and Norvet Laboratories Pty Ltd (“Laboratories”). The agreements indicated that Novogen would purchase all of the issued shares of Research in exchange for an issue of new Novogen equity that was valued at A$7.0 million and that Novogen would acquire all of the issued shares of Laboratories in exchange for a cash payment of A$400,000 from the IPO proceeds. Novogen successfully completed the public offering and listed on the Australian Stock Exchange on September 1, 1994. Concurrent with the closing of the IPO, the transfers of Research and Laboratories into Novogen were completed.

For the purposes of Australian GAAP, Novogen accounted for both acquisitions as purchase transactions with the cost of acquisition being based on a valuation performed before the acquisition of A$7 million for Research and A$400,000 for Laboratories. For the purposes of U.S. GAAP, the transfer of Research into Novogen (a shell with no assets) represents a re-capitalization of Research and, accordingly, no revaluation of Research’s assets is appropriate under US GAAP. The purchase fair values of Research’s assets, principally intangible assets, have therefore been eliminated in the reconciliation to US GAAP. No US GAAP adjustment was required, however, in relation to the acquisition of Laboratories.

(ii) Stock Based Compensation

In accordance with Australian GAAP, no compensation expense has been recognised in respect of options issued by the company. Particulars of options issued by Novogen are summarised in Note 14.

(a)  For US GAAP purposes, in respect of the options issued to executive officers and employees, as permitted by SFAS 123, Novogen follows the provisions of Accounting Principles Board Opinion No. 25 (APB 25) “Accounting for Stock Issued to Employees” and related interpretations in accounting for compensation expense related to the issuance of stock options. Under APB 25, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company’s stock at the grant date over the exercise price, multiplied by the number of options issued. The total compensation cost is amortized over the service (vesting) period. Had compensation cost related to issues of options to executive officers and other employees been recorded at fair value on the date of grant in accordance with SFAS 123 “Accounting for Stock Based Compensation” (SFAS 123), Novogen’s net loss and loss per share amounts (calculated in accordance with US GAAP) would have been reduced to the pro forma amounts indicated below:

	2000	2001	2002
	A$'000	A$'000	A$'000

Net loss after income tax (US GAAP)

- As reported	(13,672)	(21,813)	(15,149)

- Pro forma	(13,879)	(22,030)	(15,420)

Basic and diluted loss per share (US GAAP)

- As reported	(0.17)	(0.25)	(0.16)

- Pro forma	(0.17)	(0.26)	(0.16)

(b)  The company has also granted options to consultants, who are not employees of the company, for services to Novogen and its controlled entities. Under US GAAP, compensation cost for the issue of these options has been determined based on the methodology of SFAS 123. Under SFAS 123, compensation cost is determined based upon the fair value at the measurement date of the consideration received or the fair value of the option issued, whichever is more reliably measurable.

The following table summarises non-employee stock options issued to consultants who perform services for Novogen:

Consultant Options

		2000		2001		2002

		Weighted		Weighted		Weighted
	Options	average exercise	Options	average exercise	Options	average exercise
		price A$		price A$		price A$
Outstanding at the beginning of the year	408,610	A$1.90	326,350	A$2.28	348,778	A$2.28

Granted	27,360	A$4.00	57,428	A$3.63	101,950	A$2.05
Exercised	109,620	A$1.00	35,000	A$1.00	53,000	A$2.00

Outstanding at the end of the year	326,350	A$2.28	348,778	A$2.28	397,728	$2.69

Exercisable at the end of the year	175,440	A$2.32	58,860	A$2.90	265,207	A$2.83

Weighted average fair value of options granted during the year	A$0.94		A$1.43		A$0.52

Employee Options

	2000		2001		2002

		Weighted		Weighted		Weighted
	Options	average exercise	Options	average exercise	Options	average exercise
		price A$		price A$		price A$
Outstanding at the beginning of the year	1,403,278	A$2.85	1,502,467	A$3.02	1,676,298	A$3.02

Granted	221,028	A$4.00	247,604	A$4.00	695,528	A$1.53
Exercised	23,124	A$1.92	3,513	A$1.93	289,939	A$1.77
Expired	98,715	A$2.31	70,260	A$3.32	271,952	A$2.83

Outstanding at the end of the year	1,502,467	A$3.02	1,676,298	A$2.99	1,809,935	A$2.61

Exercisable at the end of the year	162,531	A$2.12	732,917	A$2.27	585,321	A$3.01

Weighted average fair value of options granted during the year	A$0.94		A$0.92		A$0.39

The fair value of these options was estimated at the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions for 2000, 2001 and 2002 respectively. Risk free interest rate 6.2%, 6.17% and 5.09%. Dividend yields of 0% in each of the three years, volatility factors of 0.216 in 2000 and 2001 and 0.273 in 2002, and a weighted average expected life of 3 years.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company’s employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in the management’s opinion, the existing models do not necessarily provide a reliable single measure of fair value of its employee stock options.

(iii) Cash Flow Statement

The consolidated statement of cash flows discloses bank overdrafts as a component of cash. This disclosure is consistent with the Australian GAAP cash flow statement. SFAS 95 “Statement of Cash Flows” requires that the net activity in bank overdrafts be disclosed as a component of cash flow from financing activities. Cash for the purposes of the cash flow statement includes A$2,500,000 held as a minimum deposit by the lessor (note 13). Under US GAAP this would be treated as ‘restricted cash’ and would be removed from cash and cash equivalents and included in cash flows from investing activities.

	2000	2001	2002
	A$'000	A$'000	A$'000

Cash and cash equivalents under Australian GAAP	28,820	31,129	39,937

Restricted cash (note 13)	(2,500)	(2,500)	(2,500)

Cash and cash equivalents under US GAAP	26,320	28,629	37,437

(iv) Income Tax

The Novogen Group has adopted SFAS 109 for US GAAP purposes. SFAS 109 requires a ‘liability approach’ to accounting for income taxes, which as it applies to the company is very similar to that adopted under Australian GAAP.

Under Australian GAAP, the deferred tax asset in respect of income tax losses carried forward disclosed in note 3 is not recognised unless the benefit is virtually certain of realisation. Under US GAAP, the benefit is not recognised unless realisation is more likely than not.

The components of the US GAAP net deferred tax asset at June 30, 2001 and 2002, are as follows:

	2001	2002
	A$'000	A$'000

Deferred tax asset (at Australian statutory rate of 30%) Depreciation	458	649
Provisions Accruals	392	674
Exchange Losses	—	1,661
Other	1,907	731
Losses carried forward – Australian	3027	1,789
– United States	11,484	13,154
– other	6332	2,815

Total deferred tax assets	23,600	21,473
Deferred tax liability
Exchange Gains	(2165)	—
Other	(1,373)	(1,934)
Prepayments	(55)	(6)

Total Deferred Tax Liability	(3,593)	(1,940)

Net deferred tax asset	20,007	19,533

Valuation Allowance	(20,007)	(19,533)
Net Recorded Deferred Taxes	—	—

Deferred taxes have not been separated between current and non current. All deferred taxes are expected to be non current since there is no current tax liability and no current tax liability is anticipated for the next financial year.

	2000	2001	2002

Components of Income Tax Expense	A$'000	A$'000	A$'000

Current Expense	22	30	45

Deferred Expense	2,411	8,261	(474)

Movement in Valuation Allowance	(2,411)	(8,261)	474

Income Tax Expense	22	30	45

(v) Revenue

	2000	2001	2002
	(A$'000)	(A$'000)	(A$'000)
Sales Revenue reported using Australian GAAP	23,407	26,663	19,582

Trade Promotions	(888)	(1,248)	(1,463)
Adjustment for sales returns	—	—	(475)

Sales Revenue reported using US GAAP	22,519	25,415	17,644

Trade Promotions
EITF Issue 00-14 — Accounting for certain sales incentives required trade promotion expenditure to be deducted from sales revenue. Prior period financial presented for comparative purposes have been reclassified where appropriate. Certain trade promotion expenditures are charged to selling and marketing expenses under Australian GAAP. These expenses are for retail price discounts price discounts whereby Novogen makes a contribution to the retailers’ promotional costs of Novogen’s products. Under US GAAP, these amounts are treated as a discount reducing the reported sales figures.

Sales Returns
Under Australian GAAP, the Company has not recorded an Allowance for Sales Returns, because the Company follows a policy of allowing customers to return products in rare circumstances and is not contractually required to accept any returns.

The Company does not sell its products with rights of return, however during 2002 as a result of disapointing sales of one product the Company accepted returns totaling A$2.1 million. Under US GAAP, SFAS 48, “Revenue Recognition When Right of Return Exists,” requires that an allowance be recorded for an implied right of return, regardless of whether that right exists on a contractual basis. Accordingly, an adjustment has been included in the reconciliations of the Consolidated Net Loss and Shareholders’ Equity between Australian GAAP and US GAAP to recognise the estimate amount of sales returns outstanding at year-end based on managements assessment of additional returns expected in 2003.

(vi) Minority interests and Warrants

Under Australian GAAP, equity in consolidated subsidiaries issued outside the economic entity is referred to as “Outside Equity Interests” and is included as a component of equity. Under U.S. GAAP, Outside Equity Interests are referred to as “Minority Interests”

and are separately classified between the liabilities and equity sections of the Statement of Financial Position.

(vii) Recent Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 141 (“SFAS 141”), “Business Combinations” and Statement of Financial Accounting Standards No. 142 (“SFAS 142”), “Goodwill and Other Intangible Assets.” SFAS 141 prohibits the use of the pooling-of-interest method for business combinations initiated after 30 June 2001 and also applies to all business combinations accounted for by the purchase method that are completed after 30 June 2001. There are also transition provisions that apply to business combinations completed before 1 July 2001, that were accounted for by the purchase method. SFAS 142 is effective for fiscal years beginning after 15 December 2001. Under SFAS 142, goodwill will no longer be amortized but will be subject to a test for impairment on at least an annual basis. The Company will adopt SFAS 142 on 1 July 2002. As of 30 June 2002, the Company had approximately $224,000 of goodwill, which will be subject to the new accounting rules.

In October 2001, the FASB issued Statement of Financial Accounting Standards No. 144 (“SFAS 144”), “Accounting for the Impairment or Disposal of Long-Lived Assets” which is applicable to financial statements issued for fiscal years beginning after 15 December 2001. SFAS 144 supersedes FASB Statement No. 121 (“SFAS 121”), “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of,” and provides a single accounting model for long-lived assets to be disposed of. Although many of the fundamental recognition and measurement provisions of SFAS 121 have been retained, the new rules change the criteria that would have to be met to classify an asset as held-for-sale. The new rules also supersede the provisions of APB Opinion 30 with regard to reporting the effects of a disposal of a segment of a business and will require expected future operating losses from discontinued operation to be displayed in discontinued operations in the period(s) in which the losses are incurred, rather than at the measurement date as presently required. The Company will adopt SFAS 144 on 1 July 2002 and does not believe such adoption will have a material impact on its results of operations, financial position, or cash flows.

SIGNATURES

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

NOVOGEN LIMITED

/s/ Christopher Naughton

Mr Christopher Naughton
Managing Director

Date: December 17, 2002

CERTIFICATIONS

I, Christopher Naughton, certify that:

1.	I have reviewed this annual report on Form 20-F of Novogen Limited;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report and

3.	Based on my knowledge, the financial statements, and other information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report.

Date December 17, 2002	/s/ Christopher Naughton ......................................... Managing Director

I, David Ross Seaton, certify that:

1.	I have reviewed this annual report on Form 20-F of Novogen Limited;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report and

3.	Based on my knowledge, the financial statements, and other information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report.

Date December 17, 2002	/s/ David Seaton .........................................
Chief Financial Officer

[ERNST & YOUNG LETTERHEAD]

Report of Independent Auditors

To the Shareholders and Board of Directors of Novogen Limited

We have audited the accompanying consolidated statements of financial position of Novogen Limited and its subsidiaries (the Group) as of 30 June 2002 and 2001 and the related consolidated statements of financial performance, cash flows, accumulated losses and changes in contributed equity for each of the three years in the period ended 30 June 2002. These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Novogen Limited and its subsidiaries at 30 June 2002 and 2001 and the consolidated results of their operations and their cash flows for each of the three years in the period ended 30 June 2002, in conformity with accounting principles generally accepted in the United States.

Accounting principles generally accepted in Australia vary in certain respects from accounting principles generally accepted in the United States. The application of the accounting principles generally accepted in the United States would have affected the determination of consolidated net loss for each of the three years in the period ended 30 June 2002 and the determination of the consolidated shareholders’ equity at 30 June 2002 and 2001 to the extent summarised in note 29 to the consolidated financial statements.

/s/ Ernst & Young

Ernst & Young Sydney, Australia

December 16, 2002