Form 20-F
period 2003-06-30
NOVOGEN LTD
filed 2003-12-23
CIK 1075880

SECURITIES AND EXCHANGE COMMISSION

FORM 20-F

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION
12(b)
OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended June 30, 2003
OR
[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR
15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from..........................to................
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

Not Applicable
The number of outstanding Ordinary Shares of the issuer as at September 1, 2003 was 95,611,785.
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
Item 17        [  ]                Item 18 [X]

FORWARD-LOOKING STATEMENTS

We have made forward-looking statements in this Annual Report that are based on our beliefs and assumptions and on information currently available to us. Forward-looking statements include the information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, potential growth opportunities, potential operation performance improvements, the effects of competition and the effects of future legislation or regulation. Forward-looking statements include all statements that are not historical facts and can be identified by the use of forward-looking terminology such as the words “believe”, “expect”, “plan”, “intend”, “anticipate”, “estimate”, “predict”, “potential”, “continue”, “may”, “will”, “should”, “could” or the negative of these terms or similar expressions. Examples of forward-looking statements include but are not limited to:

-	operations and prospects,

-	growth strategy,

-	funding needs and financing resources,

-	general market and economic conditions, and

-	market risk.

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

Item 3. Key Information

Selected Financial Data

The selected financial data at June 2003 and 2002 and for the years ended June 30 2003, 2002 and 2001, have been derived from the Consolidated Financial Statements of Novogen Limited (“Company” or “Group”) included in this Annual Report and should be read in conjunction with and are qualified in their entirety by reference to those statements and the notes thereto. The selected financial data at June 30, 2001, 2000 and 1999 and for the years ended June 30, 2000 and 1999 have been derived from Consolidated Financial Statements of the Company not included in this Annual Report. The Consolidated Financial Statements in this Annual Report have been prepared in accordance with accounting principles generally accepted in Australia (Australian GAAP) which varies in certain respects from accounting principles generally accepted in the United States (US GAAP). A reconciliation of the major differences between Australian GAAP and US GAAP is included in Note 29 to the Consolidated Financial Statements. The Consolidated Financial Statements have been audited in accordance with generally accepted auditing standards in the United States by the Company’s independent public accountants.

The Company’s fiscal year ends on June 30. As used throughout this Annual Report, the word “fiscal” followed by a year refers to the 12 month period ending on June 30 of that year. For example, the term “fiscal 2003” refers to the 12 months ended June 30, 2003. Except as otherwise indicated, all dollar amounts referred to in this Annual Report are at the consolidated level and exclude inter-company accounts.

Summary of Consolidated Statement of Financial Performance
(Australian GAAP)

	1999	2000	2001	2002	2003	2003

	(A$’000)	(A$’000)	(A$’000)	(A$’000)	(A$’000)	(US$’000)

Sales Revenue	19,690	23,407	26,663	19,582	19,630	13,178
Other Revenue	3,168	6,814	10,809	10,132	13,420	9,009

Total Revenue	22,858	30,221	37,472	29,714	33,050	22,187

Net Loss from Operations	(17,406)	(13,679)	(21,764)	(14,654)	(10,454)	(7,018)

Net Loss	(17,406)	(13,679)	(21,764)	(14,673)	(10,666)	(7,160)

Net Loss from Operations per share (Cents per share)	(30.4)	(17.1)	(25.4)	(15.4)	(10.9)	(7.3)
Weighted average number of Ordinary shares used to calculate Loss per share	57,205,124	79,769,553	85,646,585	95,187,449	95,472,984
Number of outstanding Ordinary Shares at year end	79,685,518	84,836,262	95,069,775	95,412,714	95,611,785
Adjusted to accord with US GAAP
Sales Revenue	19,690	22,519	25,415	17,644	18,502	12,420

Total Revenue	22,867	29,333	36,224	27,776	31,922	21,429

Net (loss)	(17,860)	(13,672)	(21,813)	(15,149)	(10,259)	(6,887)

Net (loss) from	(31.0)	(17.1)	(25.4)	(15.9)	(10.7)	(7.2)
operations per share (Cents per share)

No dividends have been declared by the Company in the financial years included in this Annual Report.

Note sales revenue reported under US GAAP has been adjusted to reflect the impact of certain promotional expenditures in accordance with EITF Issue 00-14-Accounting for Certain Sales Incentives. Prior year financial statements have been reclassified where appropriate.Certain trade promotion expenditures are charged to marketing and selling expenses under Australian GAAP. These expenses are for co-operative advertising whereby the Company pays for the retailers’ promotion of the Company’s products. This would typically take the form of instore price promotions. The payment of co-operative advertising is usually made in the form of an agreed amount taken off invoice.Under US GAAP these amounts are treated as a discount to sales hence reducing the reported sales figures. See Note 30 to the Consolidated Financial Statements for the reconciliation to US GAAP.

Summary of Consolidated Statement of Financial Position at June 30, 2003
(Australian GAAP)

	1999	2000	2001	2002	2003	2003

	(A$’000)	(A$’000)	(A$’000)	(A$’000)	(A$’000)	(US$’000)

Cash and Cash
Equivalents	29,981	28,820	31,129	39,937	31,026	20,828
Total Assets	56,796	65,081	61,206	61,900	50,812	34,110
Net Assets	48,275	52,724	51,906	54,045	42,397	28,461
Capital Stock	82,148	100,276	121,222	137,249	138,206	92,778
Adjusted to accord with US GAAP
Total Assets	56,473	64,728	60,949	61,676	50,812	34,110
Shareholders Equity	47,952	52,408	50,974	51,852	41,069	27,570

The Company publishes its Consolidated Financial Statements expressed in Australian dollars. In this Annual Report, references to “US dollars” or “US$” are to the currency of the United States of America (“US”) and references to “Australian dollars” or “A$” are to the currency of Australia. For the convenience of the reader, this Annual Report contains translations of certain Australian dollar amounts into US dollars at specified rates. These translations should not be construed as representations that the Australian dollar amounts actually represent such US dollar amounts or could be converted into US dollars at the rate indicated. Unless otherwise stated, the translations of Australian dollars into US dollars have been made at the rate of US$0.6713 = A$1.00, the noon market buying rate in New York City for cable transfers in Australian Dollars as certified for customs purposes by the Federal Reserve Bank of New York (the noon buying rate) on June 30, 2003.

The noon buying rate on November 28, 2003 was US$0.7236 = A$1.00

Exchange Rates for the six months to October 2003
A$ versus US$

Month	High	Low
June	$0.6723	$0.6564
July	$0.6823	$0.6454
August	$0.6593	$0.6390
September	$0.6810	$0.6395
October	$0.7077	$0.6814
November	$0.7238	$0.6986

Exchange Rates for the Last Five Years A$ versus US$

Fiscal Year	Average
Ended June 30	Rate
1999	$0.6246
2000	$0.6237
2001	$0.5320
2002	$0.5236
2003	$0.5836

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

Failure of Phenolic Drug Development

Phenolic drug development is an entirely novel and unproven field of pharmaceutical drug development and there is limited scientific understanding of phenolic technology on which the Company’s drug program is based. There can be no assurance that any of the compounds under development by the Company will prove to be sufficiently efficacious, or sufficiently safe, or sufficiently cost-effective to be commercially viable. The commercialization process of the products currently undergoing clinical trials including the anti cancer drug candidate phenoxodiol (NV-06) being developed by Novogen’s listed subsidiary company Marshall Edwards, Inc., NV-04, the Company’s cardiovascular drug candidate and NV-07a the Company’s anti inflammatory drug candidate, may be delayed if the US Food and Drug Administration (FDA) or another regulatory authority requires the expansion in the size and scope of any clinical trial. It may take many years to complete the testing and failure can occur at any stage in the process. Negative or inconclusive results or adverse medical events during a clinical trial could cause Novogen to delay or terminate development efforts.

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

The Company’s consolidated financial statements are presented in Australian dollars. In fiscal 2003, the Company’s revenue was generated approximately 44% in US dollars and approximately 32% in Australian dollars with the balance of revenue in Pounds Sterling, Euros and Canadian dollars. During that year, the Company’s expenses were generated approximately 39% in US dollars and 21% in Pounds Sterling, Euros and Canadian dollars. Substantially all of the balance of expenses was in Australian dollars. Fluctuations in the rates of exchange between US dollar and other foreign currencies may negatively impact the Company’s financial condition and results of operations. In addition, to the extent revenues and expenses are denominated in different currencies, the Company may suffer a loss upon the conversion of the revenue-denominated currency to pay expenditures. As the Company expands its presence into the US and other international markets, the Company expects the percentage of both its revenues and expenditures denominated in non-Australian dollars to increase, with particular emphasis on US dollars. For the foreseeable future, the Company expects its expenditures to be predominantly denominated in Australian dollars, resulting primarily from the Company’s R & D and manufacturing activities in Australia, and expects capital expenditures to be denominated in Australian dollars.

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

In addition, the manufacture of the Company’s products are subject to periodic inspection by regulatory authorities and certain marketing partners, and the Company’s manufacture of its products for human use is subject to regulation and inspection by regulatory authorities for compliance with Current Good Manufacturing Practice (cGMP). There can be no assurance that these authorities will not, during the course of an inspection of existing or future facilities, identify what they consider to be deficiencies in cGMP or other requirements and request, or seek, remedial action. Failure to comply with such regulations or delay in attaining compliance may adversely affect the Company’s manufacturing activities and could result in, among other actions, warning letters, injunctions, civil penalties, refusal to grant approvals or clearances of future or pending product submissions, fines, recalls or seizure of products, total or partial suspensions of production and criminal prosecution.

Limited Marketing Capacity; Dependence on Others

The Company relies on its own marketing staff for the marketing and sale of its current and proposed products in Australia, Canada, the US, the UK and the Netherlands. The Company presently has limited marketing and sales staff. Achieving market acceptance for the Company’s products will require extensive and substantial efforts by experienced personnel as well as expenditure of significant funds. There can be no assurance that the Company will be able to establish sufficient marketing, distribution and sales capabilities necessary to achieve market penetration in these geographical areas.

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

FDA and other governmental approvals that may be granted will be subject to continual review, and later discovery of previously unknown problems may result in withdrawal of products from marketing. For example, the Company has been notified by the Therapeutic Goods Administration (TGA) that it is reviewing the current listing status of its dietary supplements products in Australia. These products are currently listed as “AUSTL” listed complementary medicine. Following the completion of this review, these products could retain this status or be delisted in Australia. The Company believes that its products qualify for their current listing status as “AUSTL” listed complementary medicine. However, no assurance can be given that the TGA will ultimately reach this conclusion. In the event of an adverse determination by the TGA, the Company will consider what further options are available to it. Moreover, if and when such approval is obtained, the marketing and manufacture of the Company’s products would remain subject to extensive regulatory requirements administered by the FDA and other regulatory bodies. Failure to comply with these regulatory requirements could, among other things, result in fines, suspensions or withdrawal of regulatory approvals, operating restrictions and criminal prosecution.

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

Product Liability Exposure and Potential Unavailability of Insurance

The testing, manufacturing, marketing and sale of the products being developed by the Company involves inherent risk that product liability claims will be asserted against the Company, its marketing partners or licensees. There can be no assurance that the Company’s current clinical trial and commercial product liability insurance is adequate or will continue to be available. The Company currently maintains worldwide product liability coverage of up to A$20 million.

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

The trading price of the shares of our common stock and ADR’s is highly volatile, your investment could decline in value and we may incur significant costs from class action litigation.

The trading price of our common stock and our ADR’s is highly volatile in response to various factors, many of which are beyond our control including:

•	Announcements of technological innovations by us and our competitors;

•	New products introduced of announced by us or our competitors;

•	Changes in financial estimates by securities analysts;

•	Actual or anticipated variations in operating results;

•	Expiration or termination of licenses, research contracts or other collaboration agreements;

•	Conditions or trends in the regulatory climate in the biotechnology, pharmaceutical and genomics industries;

•	Changes in the market values of similar companies;

•	The liquidity of any market for our securities;

•	Additional sales by us of our shares.

In addition, equity markets in general and the market for biotechnology and life sciences companies in particular, have experiences substantial price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the companies traded in those markets. In addition, changes in economic conditions in Australia, the United States, Europe or globally, could impact on our ability to grow profitably. Adverse economic changes are outside our control and may result in material adverse impacts on our business or our results of operations. These broad market and industry factors may materially affect the market price of our shares and ADR’s regardless of our development and operating performance. In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been instituted against that company. Such litigation, if instituted against us could cause us to incur substantial costs and divert managements attention and recources.

Item 4 – Information on the Company

History and development of the Company.

Novogen Limited, a company limited by shares, was incorporated in March 1994 under the jurisdiction of the laws of New South Wales, Australia. Novogen has its registered office at 140 Wicks Rd, North Ryde, New South Wales 2113. Its telephone number and other contact details are: Phone 61-2-9878-0088; Fax 61-2-9878-0055; and web site, www.novogen.com (the information contained in the web site does not form part of the Annual Report). The Company’s Ordinary Shares are listed on the Australian Stock Exchange (“ASX”) under the symbol “NRT” and its American Depositary Receipts (ADR’s), each representing five ordinary shares, trade on the Nasdaq Stock Market under the symbol “NVGN”.

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

In June 2000, the Company raised A$17.9 million from the issue of 5.018 million Ordinary Shares at A$3.5819. The proceeds have been used to finance clinical trials for Novogen’s anti-cancer drug candidate phenoxodiol (NV-06) which is currently in Phase I/II clinical trials in the US and Australia, and to augment Novogen’s cash flow from the international sales of its over-the-counter products.

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

Marshall Edwards, Inc.

Marshall Edwards, Inc. (MEI), a US subsidiary of the Company was established to provide a commercial vehicle for Novogen’s anti-cancer drug candidates, the first of which is phenoxodiol (NV-06). Novogen has licensed phenoxodiol to MEI’s Australian subsidiary Marshall Edwards Pty Limited (MEPL) which will be responsible for the continued development of phenoxodiol (NV-06) and its ultimate commercialisation under the terms of the license. Novogen will provide services, clinical trial management and drug supplies to MEI and MEPL.

During May 2002, MEI, raised US$10.1 million in a private placement to European, American and Australian investors and institutions at US$4.00 each with an attaching warrant exercisable prior to November 30, 2003 at US$4.00 per share. Shares of MEI are listed on the London Stock Exchange’s Alternative Investment Market (AIM). During fiscal 2003, 9,000 warrants were exercised at US$4.00 per share raising US$36,000. Novogen now owns 95.1% of MEI.

During April 2003, Glycotex, Inc., a US subsidiary of Novogen Inc., established to provide a commercial vehicle for Novogen’s glucan technology, raised $A500,000 in an initial private placement from Australian and international investors and institutions. Novogen now owns 97.6% of Glycotex Inc.

The shares were issued at A$10.00 each with attaching warrants to purchase a further two shares at an exercise price of A$10.00 per share. The attaching warrants are exercisable prior to 5 November, 2004. Novogen also issued to these investors a convertible security enabling investors to convert each share of Glycotex Inc. common stock to two Novogen shares at an equivalent Novogen share price of A$5.00 per share. If 50% of the holders exercise the conversion feature, then Novogen can require that the other Glycotex shareholders convert their shares to Novogen shares.

During September 2003, MEI filed a registration statement with the Securities and Exchange Commission to make a public offering of two million common stock units. The units consist of one share of common stock and one warrant to be offered in the price range of US$4.50 and US$6.50. The registration statement has not yet become effective. MEI has also applied to have its common stock and the warrants being issued as part of the Unit quoted on the Nasdaq National Market.

During November 2003, MEI received US$10,056,000 following the exercise of 2,514,000 warrants, at US$4.00 per share, which were issued as part of the AIM listing in May 2002.

Capital expenditures

The Company made no major investments of a capital nature during fiscal 2003. Future facilities will be developed as demand increases, however, current plant capacity both at the isoflavones extraction plant at Wyong NSW and at the pilot plant at North Ryde NSW are sufficient to meet demand for the short to medium term.

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

In fiscal 2003, the Company earned total revenues of A$33.1 million versus A$29.7 million in fiscal year 2002, an increase of 11%. Total revenues increased due to unrealised currency gains reflecting the stronger Australian dollar and increased royalty receipts. Included in total revenues were sales of the consumer health products totalling A$19.6 million. Sales were maintained at the same level as last year despite the reduction in advertising and marketing spend, the disorientation left in the market for menopause products (especially in the United States) following the negative publicity surrounding the long term use of HRT and the impact of exchange rates. Sales have shown strong growth in all markets except the US and the Netherlands, which were 17% and 16% respectively below the corresponding period last year. Sales grew strongly in Australia, the UK and Canada which were 19%, 45% and 27% respectively above the same corresponding period last year. The strengthening of the Australian dollar versus major trading partners negatively impacted sales levels by 6% compared to last year.

The following table is an analysis of revenue from sales and other sources during the past three fiscal years by categories of activity and by geographical market. Other revenue consists principally of foreign currency gains, interest income, grants received and royalty receipts. See Note 2 to the Consolidated Financial Statements.

Category of Activity

Dietary Supplements

	Year Ended June 30

	2001	2002	2003
	(A$’000)	(A$’000)	(A$’000)
Sales Revenue	26,663	19,582	19,630
Other Revenue	10,809	10,132	13,420

Total Revenue	37,472	29,714	33,050

Geographical Markets

	Year Ended June 30

	2001	2002	2003
	(A$’000)	(A$’000)	(A$’000)
Sales Revenue
Australia	5,921	5,224	6,228
UK & Europe	2,039	2,274	2,744
US & Canada	18,703	12,084	10,658

	26,663	19,582	19,630

Other Revenue
Australia	10,809	4,806	4,696
UK & Europe	0	123	716
US & Canada	0	5203	8008

Total Revenue	37,472	29,714	33,050

Clinical Development

The Company’s product emphasis is toward the development and marketing of human therapeutics, with a particular focus on therapeutics based on phenolic drug technology. While initial sales revenue has been generated from dietary supplements, the Company has devoted, and expects to continue to devote, significant R&D resources to the development of novel pharmaceuticals based on phenolic hormones.

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

Major advances were made during fiscal 2003 on the Group’s clinical development program.

The Group’s lead anti-cancer drug, phenoxodiol, continued its clinical development program through its 95.1% owned subsidiary company Marshall Edwards, Inc. Marshall Edwards, Inc commenced operation in May 2002. Prior to that time the development of phenoxodiol was conducted by Novogen. Since that time, all of phenoxodiols clinical development has been undertaken by MEI. Phenoxodiol is currently being evaluated in phase II clinical trials for the treatment of prostate cancer, ovarian cancer and squamous cell carcinomas (SCC).

Phenoxodiol and Ovarian Cancer

A phase II clinical study is being conducted by Yale University School of Medicine. The study is fully enrolled, using 40 patients with advanced, metastatic ovarian cancer that has become unresponsive to at least 2 standard chemotherapies (the average number of different drug regimes used previously in these patients is 5 per patient). Phenoxodiol is being administered as a monotherapy by bolus intravenous injection on two consecutive days per week in rising dosages (1, 3, 10 and 20 mg/kg/24-hr) to four groups, each of ten women, over treatment cycles of 12 weeks. No drug-associated toxicity has been encountered to date, and tumor response is being assessed on the basis of tumor mass, levels of the tumor marker (CA125) in the blood, survival over 12 months, and quality of life.

This clinical trial is based on laboratory studies at Yale University School of Medicine that showed phenoxodiol to be the most effective drug at killing ovarian cancer cells, including those that are resistant to all standard anti-cancer drugs.

Following analysis of the data from the current Phase II study, a decision will be made concerning the next stage.

Cisplatin is a standard drug used in the treatment of ovarian cancer, but patients’ tumors commonly become resistant to this drug after some months. A combination of phenoxodiol and cisplatin proved highly effective in stopping human ovarian cancer growth in animals with doses of phenoxodiol and cisplatin that alone were ineffective. This raises the prospect of obtaining an enhanced clinical response of phenoxodiol by combining it with standard chemotherapies, and the opportunity to conduct a combinational drug trial in ovarian cancer patients is under review currently.

A recent pre-clinical study also extended these findings by showing that phenoxodiol proved effective at restoring ovarian cancer cells’ sensitivity to standard anti-cancer drugs such as cisplatin.

Phenoxodiol and Prostate Cancer

A study is currently being conducted at two Australian hospitals testing the effect of oral phenoxodiol therapy in patients with late-stage prostate cancer that has become unresponsive to hormonal therapy. The phenoxodiol is being administered three times per day on a daily basis over treatment cycles of 12 weeks. There will be 24 patients in this trial, with patients being allocated to 7 different dose levels (from 0.72 to 9.0 mg per 24-hr). The study currently has 14 patients enrolled.

Phenoxodiol and Cutaneous Squamous Cell Carcinomas

The potential for phenoxodiol in the treatment of cutaneous squamous cell carcinomas (SCC) arose from the observation that in patients being treated for other forms of cancer who coincidentally had aggressive, malignant SCC of the skin, the SCC tumors showed objective responses within several weeks. A phase II trial is current at an Australian hospital in patients with malignant SCC of the skin. Phenoxodiol is being administered orally, three times daily for a period of 3 months. There will be 30 patients enrolled and they will be each allocated to a treatment regime of one 50 mg dose taken 3 times per day.

NV-04

During the year the Company announced the successful completion of the first human study for its cardiovascular drug program. The trial demonstrated outstanding potency of the drug and reproducibility in arterial dilation by enhancing the biochemical activities within the blood vessel wall. All patients who participated in the trial responded favourably in that intra-arterial administration of the drug led to significant increase in blood flow.

NV-07a

The Company announced that it had discovered a new mode of action for the skin repair compound NV-07a which is expected to have significant implications for the protection of human skin from sunlight induced damage.

The newly identified mode of action protects skin cells from damage to their DNA, a process which otherwise continues to occur over a period of days even after sun exposure has ceased. Human chemicals known to protect skin cells from the protracted DNA damage occurring after UV exposure were present in significantly higher levels in the skin of people treated with NV-07a after UV exposure than in their untreated skin.

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

Phenolic Compounds

The synthetic phenolic compounds used in the Company’s pre-clinical and clinical trials are currently being manufactured at the pilot facility located at North Ryde. The facility manufactures phenoxodiol (NV-06), NV-04 program compounds and NV-07a and will provide sufficient product for pre-clinical and initial clinical trial purposes. If, in the future, clinical trials prove successful and applicable regulatory approvals are obtained, the Company intends to construct its own manufacturing facility necessary for commercial production of these compounds.

Marketing Channels

The Company is currently marketing the products — Promensil, Trinovin and Rimostil. All three products are classified as “dietary supplements” for people whose intake of isoflavones is inadequate.

The marketing strategy is for the Company to continue to be responsible for the direct marketing of its current and proposed dietary supplement products in Australia, New Zealand, North America (US and Canada) and selected European countries. The Company will rely on distributors and other third parties for the sale of the Company’s dietary supplements in other countries and regions. The company has entered into agency distribution agreements in Singapore, South Africa , Austria and Ireland.

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

Intellectual Property Development

During fiscal 2003 a number of key patents were granted over the Company’s intellectual property.

NV-07a

In September 2002, the United States Patent Office granted a patent to Novogen for NV-07a covering protection of the skin from sun induced immunosuppression and UV-induced damage. The patent protection confirms the company’s exclusive position in this after-sun skin care technology.

In January 2003 the Australian Patent Office also granted the same patent for NV-07a.

Isoflavones to Treat Menopause and PMS

In May 2003 the US Patent Office granted Novogen a patent over the use of its isoflavone technology in the treatment of the symptoms of menopause and pre-menstrual syndrome (PMS). The patent applies to the isoflavones, genistein, daidzein, formononetin and boichanin, all of which are used commonly in health supplements such as tablets, capsules, drinks and foodstuffs for the alleviation of the adverse symptoms of menopause and PMS.

The granting of this patent will add value to the product marketing and strengthens potential for possible further licensing transactions.

Soy Hypocotyl

In January 2003 the US Patent Office granted Novogen a patent for human dietary supplements comprising soy material made from ground soy hypocotyl containing at least one isoflavone. This patent extends the cover for soy to include soy hypocotyls which are approved for food and do not need to have the isoflavones chemically extracted. Soy hypocotyls thus are a source of isoflavones for food products which might have health claims attached. The use of these alternative isoflavone sources derived from soy has been licensed from Novogen to the US company DuPont Protein Technologies and its subsequent joint venture with Bunge now called Solae LLC.

The following is a list of all patents and patent applications held by the Company.

PCT= Patent Cooperation Treaty
(1) = Novogen Research Pty Ltd
(2) = Novogen Inc

	Title	Applicant	Country

1	HEALTH SUPPLEMENTS CONTAINING PHYTO-OESTROGENS, ANALOGUES OR METABOLITES THEREOF	(1)	PCT (designating all countries)

2	PROCESS FOR GLUCAN PREPARATION THERAPEUTIC USES OF GLUCAN	(1)	PCT (designating all countries)

3	THERAPEUTIC METHODS AND COMPOSITIONS INVOLVING ISOFLAVONES	(1) + (2)	PCT (designating all countries)

4	PREPARATION OF ISOFLAVONES FROM LEGUMES	(1) + (2)	PCT (designating all countries)

5	TREATMENT OR PREVENTION OF MENOPAUSAL SYMPTOMS AND OSTEOPOROSIS	(1) + (2)	PCT (designating all countries)

6	COMPOSITIONS AND METHOD FOR PROTECTING SKIN FROM UV INDUCED IMMUNOSUPPRESSION AND SKIN DAMAGE	(1)	PCT (designating all countries)

7	THERAPY OF ESTROGEN-ASSOCIATED DISORDERS	(1)	PCT (designating all countries)

8	PRODUCTION OF ISOFLAVONE DERIVATIVES	(1)	PCT (designating all countries)

9	CARDIOVASCULAR AND BONE TREATMENT USING ISOFLAVONES	(1)	PCT (designating all countries)

10	COMPOSITIONS AND THERAPEUTIC METHODS INVOLVING ISOFLAVONES AND ANALOGUES THEREOF	(1)	PCT (designating all countries)

11	FOOD PRODUCT AND PROCESS	(1)	PCT (designating all countries)

12	REGULATION OF LIPIDS AND/OR BONE DENSITY AND COMPOSITIONS THEREFORE	(1)	PCT (designating all countries)

13	ISOFLAVONE DIMERS WITH ESTROGENIC PROPERTIES	(1)	PCT (designating all countries)

14	TREATMENT OF RESTENOSIS	(1)	PCT (designating all countries)

15	6-HYDROXY ISOFLAVONES, DERIVATIVES AND MEDICAMENTS INVOLVING THE SAME	(1)	PCT (designating all countries

16	ISOFLAVONE CONJUGATES, DERIVATIVES THEREOF AND THE THERAPEUTIC METHODS INVOLVING THE SAME	(1)	PCT (designating all countries)

17	BIOLOGICAL TARGETS AND THERAPEUTIC METHODS AND COMPOSITIONS INVOLVING COMPOUNDS BASED ON AN ISOFLAV-3-ENE STRUCTURE	(1)	PCT (designating all countries)

18	REPAIR OF DNA MUTAGENIC DAMAGE	(1)	PCT (designating all countries

19	COMPOSITIONS AND THERAPEUTIC METHODS INVOLVING PLATINUM COMPLEXES	(1)	Australia

20	AMINATED ISOFLAVONOID DERIVATIVES AND USES THEREOF	(1)	Australia

Licensing Arrangements

In 1997 the Company granted an exclusive license for the use of soy under three Novogen patent applications to Protein Technologies, Inc. (“PTI”), a wholly-owned subsidiary of Dupont Inc. Under the license agreement, PTI paid to the Company a license fee of approximately A$9 million and agreed to pay the Company royalties from the sales made by PTI of products derived under the license. In fiscal year ended June 30, 2002, PTI paid A$1.9 million in royalties to the Company. In fiscal 2003 the Company received a further A$2.3 million in royalty payments under this license agreement. See “Item 5. Operating and Financial Review and Prospects – Operating Results – Fiscal 2003 v. Fiscal 2002.” Contemporaneous with the license agreement, PTI’s then parent Ralston-Purina Inc. invested A$6.7 million into the Companies Ordinary Shares which was followed in December 1998 by an additional investment of A$3.6 million.

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

US Government Regulations

The Company’s research, pre-clinical development, clinical trials, and manufacturing and marketing of its products in the US are subject to extensive regulation by numerous governmental authorities including, but not limited to, the FDA. In the US, pharmaceutical products, including plant-derived pharmaceuticals such as the Company’s phenolic compound drug candidates, are subject to FDA review and approval as “drugs” under the Federal Food, Drug, and Cosmetic Act (the “FD&C Act”).

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

Pre-clinical Studies and Good Laboratory Practice

The initial testing of a pharmaceutical product before it may be marketed in the US is called pre-clinical testing. Pre-clinical tests include formulation development, laboratory evaluation of product, chemistry and other end points and animal studies to assess the potential safety and efficacy of the product as formulated. Many pre-

clinical studies are regulated by the FDA under a series of regulations called the GLP Regulations. Violations of GLP regulations can, in some cases, lead to invalidation of the studies, requiring them to be replicated. The results of pre-clinical trials are submitted to the FDA as part of the IND and are reviewed by the FDA prior to authorizing the sponsor to conduct clinical trials in human subjects.

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

Organizational Structure

Corporate Structure

Novogen Limited is a company limited by shares and is incorporated and domiciled in Australia. Novogen Limited and its controlled entities “Novogen” or “Group” has prepared a consolidated financial report incorporating the entities that it controlled during the financial year, which included the following controlled entities:

Name of Entity

Ownership %	Country of Incorporation

Novogen Laboratories Pty Ltd	Australia	100
Novogen Research Pty Ltd	Australia	100
Phytosearch Pty Ltd	Australia	100
Phytogen Pty Ltd	Australia	100
Central Coast Properties Pty Ltd	Australia	100
Novogen Inc	USA	100
Glycotex Inc	USA	97.6
Novogen Limited	UK	100
Novogen BV	Netherlands	100
Novogen New Zealand Limited	New Zealand	100
Novogen Canada Limited	Canada	100
Marshall Edwards Inc	USA	95.1
Marshall Edwards Pty Limited	Australia	95.1

Property, Plants and Equipment

The Company’s major isoflavone extraction manufacturing plant is located in Wyong in NSW. This plant is used to manufacture the active raw material used in the Company’s three dietary supplement products, Promensil, Trinovin and Rimostil.

The Company owns the land and buildings at Wyong and the site covers an area of approximately 3.37 hectares. The equipment used in the extraction process, pilot plant and laboratories under lease has an amortized lease value of A$1.8 million. The equipment owned by the Company and used in the manufacturing and other processes has a written down book value of A$3.2 million. The manufacturing capacity is adequate to produce the forecast isoflavone extract requirements for at least the next two years.

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

Assets under lease are also pledged as security for the lease liability. The book value of assets pledged as security at June 30, 2003 was A$8.2 million.

Item 5. Operating and Financial Review and Prospects

Application of Critical Accounting Policies

Our summary of significant accounting policies are described in Note 1 to the Consolidated Financial Statements under Item 18 of this Annual Report.

Revenue Recognition

We recognize revenue from product sales when goods have been dispatched to a customer pursuant to a sales order and invoice and the associated risks have passed to the customer. Royalty revenue from license agreements is recognised when earned.

Allowance for doubtful debts

We maintain an accounts receivable allowance for an estimated amount of losses that may result from the customers inability to pay for the product purchased as well as for anticipated sales returns. If the financial condition of our customers were to deteriorate resulting in an impairment of their ability to make payments, additional allowances may be required.

Inventory Adjustments

Inventories are measured at the lower of cost or net realizable value. We review the components of inventory on a regular basis for excess, obsolete and impaired inventory based on estimated future usage and sales. The likelihood of any material inventory write-downs is dependent on rapid changes in customer demand or new product introductions by competitors.

Operating Results – Fiscal 2003 v Fiscal 2002

Revenue

The Company’s total revenue increased by A$3.3 million or 11% to A$33.1 million in fiscal 2003 from A$29.7 million in fiscal 2002. The increase was primarily as a result of foreign exchange gains resulting from the strengthening of the Australian dollar verses our major trading parties, particularly the US.

The Company’s sales of consumer healthcare products, including Promensil, Trinovin and Rimostil, increased marginally to A$19.6 million in fiscal 2003 from A$19.5 million in fiscal 2002. Sales were maintained at the level as last year despite the reduction in advertising and marketing spend, the disorientation left in the market for menopause products (especially in the United States) following the negative publicity surrounding the long term use of HRT and the impact of exchange rates. Sales have shown strong growth in all markets except the US and the Netherlands, which were 17% and 16% respectively below the corresponding period last year. Sales grew strongly in Australia, the UK and Canada which were 19%, 45% and 27% respectively above the same corresponding period last year.

As sales revenues are denominated in Australian dollars, the Company’s sales revenue is affected by fluctuations in the value of the Australian dollar relative to the currencies of other countries in which the Company sells its products, primarily the US dollar and the UK pound. In fiscal 2003, the value of the Australian dollar increased in value relative to the US dollar (see “Item 3. Key Information – Selected Financial Data – Exchange Rates”). The strengthening of the Australian dollar versus major trading partners negatively impacted sales levels by 6% compared to last year.

Other Revenue

Other Revenue includes unrealized foreign exchange gains, revenue received from non-operating activities, such as interest received on Company loans made to persons and corporations, research grants received from the Australian government, royalties received under the Company’s license agreement with PTI (Solae) and proceeds from the sale of Company assets. The Company’s other revenue increased by A$3.3 million or 32% from A$10.1 million in fiscal 2002 to A$13.4 million in fiscal 2003, primarily as a result of an increase of A$3.4 million in foreign exchange gains, and an increase of A$0.5 million in royalties received from PTI pursuant to a license agreement between the Company and PTI. See “Item 4. Information on the Company- Business Overview – License Agreements”. These gains were partially offset by a reduction of A$0.7 million in research grants received from the Australian Government following the completion of one grant project. In fiscal 2003, the Company’s Other Revenue amounted to 40% of the Company’s Total Revenue, which is an increase from fiscal 2002 where Other Revenue amounted to 34% of the Company’s Total Revenue.

Costs and Expenses

The Company’s Costs and Expenses is comprised of Cost of Goods Sold, Research and Development, Selling and Promotions, and General and Administrative Expenses. The Company’s Total Costs and Expenses (including interest expense) decreased A$0.6 million, or 1% in fiscal 2003 to A$43.7 million from A$44.3 million in fiscal 2002, primarily due to the decrease in the Company’s Selling and Promotions Expenses offset by an increase in general and administrative expenses. The Company’s Selling and Promotions Expenses decreased A$2.5 million, or 16% in fiscal 2003 to A$12.7 million from A$15.2 million in fiscal 2002, primarily as a result of the Company’s efforts to conserve cash resources. Of this A$2.5 million decrease in Selling and Promotions Expenses, A$1.8 million represents a decrease in spending on advertising and promotions. Cost of goods sold decreased as a percentage to sales from 39% in fiscal 2002 to 37% in fiscal 2003 due to the larger production volumes being produced.

General and Administrative Expenses increased by A$2.1 million or 16% in fiscal 2003 to A$15.0 million from A$12.9 million in fiscal 2002, primarily due to unrealized foreign exchange losses on inter company payables. The offsetting unrealized foreign exchange gains are reported separately under Other Revenues. Unrealised foreign exchange losses reported in General and Administrative expenses inceased by A$3.6 million in fiscal 2003. These losses were partially offset by reduction in the provision for inventory loss verses fiscal 2002.

Net Loss

The Company’s Net Loss decreased by A$4.1 million, or 29%, in fiscal 2003 to A$10.5 million from A$14.6 million in fiscal 2002, as a result of the Company’s continuing strategy of conserving cash by managing expenses and improving margins.

Operating Results – Fiscal 2002 v Fiscal 2001

Revenue

The Company’s Total Revenue decreased by A$7.8 million or 21% to A$29.7 million in fiscal 2002 from A$37.5 in fiscal 2001 primarily as a result of a decrease in sales of the Company’s consumer health products in the US and Australia. The Company’s sales of consumer health products decreased A$7.1 million or 27% to A$19.6 million in fiscal 2002 from A$26.7 million in fiscal 2001, which management believes is primarily attributable to the decrease in advertising and promotional spending in the major markets, discussed below in “Operating Expenses”, competition and the general slowdown in economic activity in the US.

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

Other Revenue

Other Revenue includes revenue received from non-operating activities, such as interest received on Company loans made to persons and corporations, research grants received from the Australian government, royalties received under the Company’s license agreement with PTI and proceeds from the sale of Company assets. The Company’s other revenue decreased A$0.7 million or 6% from A$10.8 million in fiscal 2001 to A$10.1 million in fiscal 2002. Included in the other revenue for 2002 was A$1.9 million in royalties received from PTI pursuant to a license agreement between the Company and PTI. See “Item 4. Information on the Company- Business Overview – License Agreements”. In fiscal 2002 the Company’s Other Revenue amounted to 34.1% of the Company’s Total Revenue, which is an increase from fiscal 2001 where Other Revenue amounted to 28.8% of the Company’s Total Revenue.

Costs and Expenses

The Company’s Costs and Expenses is comprised of Cost of Goods Sold, Research and Development, Selling and Promotions, and General and Administrative Expenses. The Company’s Total Costs and Expenses (including interest expense) decreased A$14.9 million, or 25.1% in fiscal 2002 to A$44.3 million from A$59.2 million in fiscal 2001, primarily due to the decrease in the Company’s Selling and Promotions Expenses. The Company’s Selling and Promotions Expenses decreased A$9.4 million, or 38% in fiscal 2002 to A$15.2 million from A$24.6 million in fiscal 2001, primarily as a result of the Company’s efforts to conserve cash resources. Of this A$9.4 million decrease in Selling and Promotions Expenses, A$8.2 million represents a decrease in spending on advertising and promotions. Cost of goods sold increased as a percentage to sales from 32% in fiscal 2001 to 39% in fiscal 2002 due to the smaller production volumes being produced inline with the reduction in sales demand. The provision for the diminution in inventory value increased in fiscal 2002 by A$0.8 million to A$1.7 million due to lower isoflavone levels in some of the varieties of stored red clover raw materials which may be uneconomic to process through the production plant.

During 2002, the Company closed its New Zealand production facilities and transferred production to its Wyong plant. Although the majority of the New Zealand property, plant and equipment has been transferred to the Wyong facility A$0.486 million relating to property plant and equipment was written off in fiscal 2002.

General and Administrative Expenses decreased by A$3.8 million or 22.6% in fiscal 2002 to A$12.9 million from A$16.6 million in fiscal 2001, primarily due to the absence of the non-recurring expenses of A$2.1 million incurred in fiscal 2001 associated with the unsuccessful capital raising by MEI and the Clarkel Pty Limited settlement costs.

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

At the end of fiscal 2003 the Company had cash resources of A$31.0 million versus A$39.9 million at the end of fiscal 2002.

During fiscal 2003 the Company undertook no major cash raising activities. However, during fiscal 2003, the company raised $1.0 million by Novogen options converting into shares contributing A$0.4 million, 9000 Marshall Edwards, Inc warrants being converted into shares contributing A$0.1 million and the Glycotex Inc raising contributing A$0.5 million.

The Company invests its cash and cash equivalents in interest bearing facilities with various maturity dates. At the end of fiscal 2003, deposits amounting to A$18.6 million had a weighted average interest rate of 4.67% and cash deposits of A$12.4 million had a weighted average interest rate of 1.38%.

At the end of fiscal 2003, the Company had outstanding interest bearing liabilities in the form of lease liabilities of A$2.3 million. These leases have an average lease term of 4 years. The average interest rate implicit in the leases is 8.42% (2002:8.39%).

The Company has arranged finance lease facilities of A$4.0 million of which, A$0.8 million was unused at the end of fiscal 2003.

The Company does not hedge its foreign exchange exposures, however, the Company continues to minimise foreign exchange risk by decentralising sales and marketing expenses being denominated in local currencies. See “Item 11 Quantitative and Qualitative Disclosures About Market Risk – Foreign Currency Risk”.

During fiscal 2003 the Company had net cash outflows from operating activities of A$5.8million. Included in this amount are cash receipts of A$1.2 million interest received from investing cash balances, A$0.6 million from the proceeds of Government grants being primarily the START Grants for research and development and A$2.3 million royalty received from PTI pursuant to a license agreement between the Company and PTI. See “Item 4. Information on the Company- Business Overview – License Agreements”.

It is the opinion of the Company that the current level of working capital is sufficient to meet present requirements. The Company’s subsidiary, Marshall Edwards, Inc. filed a registration statement with the Securities and Exchange Commission to make a public offering of two million common stock units. The units consist of one share of common stock and one warrant to be offered in the price range of US$4.50 and US$6.50. The registration statement has not yet become effective. MEI has also applied to have its common stock and the warrants being issued as part of the Unit quoted on the Nasdaq National Market.

Table of Contractual Obligations

			Payments due by period
In $000’s	Total	Less than 1 year	1-3 years	4-5 years	After 5 years

Operating Leases	810	432	378	—	—
Finance Leases	2,457	776	1,666	15
Other Expenditure Committments	2,519	2,373	146

Total Contractual Cash Obligations	5,786	3,581	2,190	15	—

There are no commitments for capital expenditure outstanding at the end of the financial year.

Research and Development

Major advances were made during the year on the Company’s clinical development program.

Phenoxodiol

The Group’s lead anti-cancer drug, phenoxodiol, continued its clinical development program through its 95.1% owned subsidiary company Marshall Edwards, Inc. Phenoxodiol is currently being evaluated in phase II clinical trials for the treatment of prostate cancer, ovarian cancer and squamous cell carcinomas (SCC).

Phenoxodiol and Ovarian Cancer

A phase II clinical study is being conducted by Yale University School of Medicine. The study is fully enrolled, using 40 patients with advanced, metastatic ovarian cancer that has become unresponsive to at least 2 standard chemotherapies (the average number of different drug regimes used previously in these patients is 5 per patient). Phenoxodiol is being administered as a monotherapy by bolus intravenous injection on two consecutive days per week in rising dosages (1, 3, 10 and 20 mg/kg/24-hr) to four groups, each of ten women, over treatment cycles of 12 weeks. No drug-associated toxicity has been encountered to date, and tumour response is being assessed on the basis of tumor mass, levels of the tumor marker (CA125) in the blood, survival over 12 months, and quality of life.

This clinical trial is based on laboratory studies at Yale University School of Medicine that showed phenoxodiol to be the most effective drug at killing ovarian cancer cells, including those that are resistant to all standard anti-cancer drugs.

Following analysis of the data from the current Phase II study, a decision will be made concerning the next stage.

Cisplatin is a standard drug used in the treatment of ovarian cancer, but patients’ tumors commonly become resistant to this drug after some months. A combination of phenoxodiol and cisplatin proved highly effective in stopping human ovarian cancer growth in animals with doses of phenoxodiol and cisplatin that alone were ineffective. This raises the prospect of obtaining an enhanced clinical response of phenoxodiol by combining it with standard chemotherapies, and the opportunity to conduct a combinational drug trial in ovarian cancer patients is under review currently.

A recent pre-clinical study also extended these findings by showing that phenoxodiol proved effective at restoring ovarian cancer cells’ sensitivity to standard anti-cancer drugs such as cisplatin.

Phenoxodiol and Prostate Cancer

A study is current at two Australian hospitals testing the effect of oral phenoxodiol therapy in patients with late-stage prostate cancer that has become unresponsive to hormonal therapy. The phenoxodiol is being administered three times per day on a daily basis over treatment cycles of 12 weeks. There will be 24 patients in this trial, with patients being allocated to 7 different dose levels (from 0.72 to 9.0 mg per 24-hr). The study currently has 14 patients enrolled.

Phenoxodiol and Cutaneous Squamous Cell Carcinomas

The potential for phenoxodiol in the treatment of cutaneous squamous cell carcinomas (SCC) arose from the observation that in patients being treated for other forms of cancer who coincidentally had aggressive, malignant SCC of the skin, the SCC tumors showed objective responses within several weeks. A phase II trial is current at an Australian hospital in patients with malignant SCC of the skin. Phenoxodiol is being administered orally, three times daily for a period of 3 months. There will be 30 patients enrolled and they will be each allocated to a treatment regime of one 50 mg dose taken 3 times per day.

NV-04

During the year the Company announced the successful completion of the first human study for its cardiovascular drug program. The trial demonstrated outstanding potency of the drug and reproducibility in arterial dilation by enhancing the biochemical activities within the blood vessel wall. All patients who participated in the trial responded favourably in that intra-arterial administration of the drug led to significant increase in blood flow.

NV-07a

The Company announced that it had discovered a new mode of action for the skin repair compound NV-07a which is expected to have significant implications for the protection of human skin from sunlight induced damage.

The newly identified mode of action protects skin cells from damage to their DNA, a process which otherwise continues to occur over a period of days even after sun exposure has ceased. Human chemicals known to protect skin cells from the protracted DNA damage occurring after UV exposure were present in significantly higher levels in the skin of people treated with NV-07a after UV exposure than in their untreated skin.

The Company increased its gross R&D expenditure during fiscal 2003 to A$8.3 million from A$7.9 million in fiscal 2002.

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

Item 6. Directors, Senior Management and Employees.

The names of the Company’s Directors during the fiscal year and up to the date of this report are as follows:

Mr P A Johnston (Non-executive Chairman)
Mr C Naughton (Managing Director)
Dr G E Kelly (Executive Director)
Mr P B Simpson
Prof P J Nestel AO
Prof L C Read (appointed September 11, 2003)

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

Christopher Naughton Managing Director
BEc, LLB

Managing Director since March 1997, Mr Naughton joined Novogen in 1996 as Commercial Director. Mr Naughton has degrees in Economics from the Australian National University and in Law from the University of New South Wales. He has completed the Program for Management Development at the Harvard Business School, and is an Attorney in New South Wales. After working in merchant banking, he has spent the last 18 years in the pharmaceutical industry, including appointments as a Director of Wellcome Australia Limited and in worldwide business development with The Wellcome Foundation Limited in the UK.

Dr Graham E. Kelly Executive Director
BSc(Vet), BVSc, PhD

Executive Director since 1994, Dr Kelly is founder and was the first Managing Director of Novogen Limited. Dr Kelly was Chairman of the Company until December 31, 2000, a position he had held since March 1997. He is also Chairman of the AIM listed subsidiary company Marshall Edwards Inc. He has spent nearly 30 years in medical research involving drug development, immunology, surgery and cancer. Dr Kelly was Senior Research Fellow in Experimental Surgery in the Faculty of Medicine at the University of Sydney. He developed the ß-1, 3-Glucan and Isoflavonoid intellectual property now owned by the Company.

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

Professor Paul J Nestel Non-Executive Director
AO MD, FTSE, FRACP, FAHA.

Professor Nestel is currently Senior Principal Research Fellow and Head of the Cardiovascular Nutrition Laboratory at the Baker Medical Research Institute, Victoria. Professor Nestel is also a Consultant Physician at the Alfred Hospital, Melbourne.He is president of the International Life Sciences Institute (Australiasia) and is a member of the board of directors of ILSI South East Asia; He was formerly Clinical Professor in Medicine, The Flinders University of South Australia. Professor Nestel has been and remains a member of many national and international committees research and policy on cardiovascular disease. He has published over 370 scientific and medical papers and he is a Fellow of the Australian Academy of Technological Sciences and Engineering and Fellow of the American Heart Association. Professor Nestel is an Officer of the Order of Australia.

Professor Leanna C Read Non-Executive Director

BagSc(Hons), PhD, FTSE

Professor Read is founder and Managing Director of TGR BioSciences Pty Ltd an early stage biotech company that discovers novel bioactives by high-throughput screening. She has 15 years of experience in leading and managing commercially-related Research organisations, including the CRC for Tissue Growth and Repair, and the Child Health research Institute. Professor Read holds a professional appointment at Flinders University and has published over 90 scientific papers. Board appointments currently include the Prime Ministers Science and Engineering Council and the Australian Proteome Analysis facility Inc. Professor Read was a member of the Industry Research and Development Board for six years until 2002 and chaired its Biological Committee. She is a Fellow of the Australian Academy of Technological Sciences and Engineering and has been awarded the inaugural Biotechnology Industry Service Award.

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

Warren Lancaster – Vice President Commercial and Corporate Development
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

Craig Kearney – General Manager Consumer Business
BMS Waikato.

Craig Kearney joined Novogen in December 2001 as the General Manager of the Consumer Business. He has a Bachelor of Management Studies from Waikato University in New Zealand and has subsequently completed managerial development programmes at London School of Business and Duke University in USA. He has worked 18 years in the Over The Counter (OTC) consumer pharmaceutical category including 10 years for Wellcome New Zealand and Wellcome Australia, 6 years for Parke Davis/Warner Lambert Australia and prior to Novogen he worked for Pfizer Australia. He held senior sales, marketing and business management roles for all three companies.

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

Details of the nature and amount of each element of the emolument of each Director of Novogen Limited and the five Executive Officers included in the Company’s senior management are as follows:

Compensation of Directors of Novogen Limited July 1, 2002 – June 30, 2003

	Annual Emoluments			Long term Emoluments

				Termination &	Options Granted
		Committee		Similar				Super-
	Base Fee	Fee	Other	Payments		Amortised Cost	Remuneration	annuation	Total
	A$	A$	A$	A$	Number	A$	%	A$	A$

PA Johnston	53,724	16,000	—	—	3,128	891	1.16%	6,276	76,891
C Naughton	400,621	—	42,513	—	700,000	31,749	6.21%	36,056	510,939
GE Kelly	278,952	—	63,010	—	—	—	0.00%	25,106	367,068
PJ Nestel	30,000	12,000	—	—	20,000	5,100	10.83%	—	47,100
PB Simpson	26,364	14,000	—	—	3,128	891	1.98%	3,634	44,889

	789,661	42,000	105,523	—	726,256	38,631		71,072	1,046,887

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

Compensation of the Executive Officers of the Company and the consolidated entity July 1, 2002 – June 30, 2003.

	Annual Emoluments		Long term Emoluments

			Termination &	Options Granted
			Similar			Super-
	Base Fee	Other	Payments		Amortised Cost	annuation	Total
	A$	A$	A$	Number	A$	A$	A$

WJ Lancaster (USA)	229,866	6,167	—	90,196	14,164	23,824	274,021
AJ Husband	211,388	50,813	—	122,284	21,180	19,025	302,406
DR Seaton	222,372	27,173	—	96,988	13,847	20,013	283,405
CD Kearney	141,234	32,279	—	23,812	2,697	12,711	188,921
RL Erratt	137,471	35,708	—	90,936	14,462	12,372	200,013

	942,331	152,140	—	424,216	66,350	87,945	1,248,766

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

Pension Benefits

The Company has paid A$604,000 during fiscal 2003 for employee superannuation benefits and pension benefits.

Board Practices

Novogen Board of Directors

		Year First	Current Term
Name	Position Held	Appointed	Expires

P A Johnston	Chairman	1997	October-2003
C Naughton	Managing Director	1997	—
G E Kelly	Executive Director	1994	October-2005
P B Simpson	Director	1994	October-2006
P J Nestel	Director	2001	October-2006
L C Read	Director	2003	October-2006

Term of Directors

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

Ms Leanna Read was appointed to the board on September 11, 2003.

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

The Board comprises six Directors of whom four are non-executive Directors. The two executive Directors are the Managing Director, Mr Christopher Naughton and Dr Graham Kelly. In addition the Board has established the following Committees - Audit, Corporate Governance and Remuneration, and Capital Projects Committees.

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

The Audit Committee discusses and reviews any issues arising from external audits and reviews. It is charged with assessing the adequacy of the Company’s financial and operating controls. It also reviews compliance with legal requirements affecting the Company and matters affecting corporate governance practices. The committee comprises Peter Simpson (Chairman), Philip Johnston and Paul Nestel.

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

The agreements, each dated June 25, 2003, are similar in terms, other than as to the description of the position held (Executive Director in the case of Dr. Graham Kelly and Managing Director in the case of Mr. Christopher Naughton), the responsibilities attached to that position, remuneration and the term of the agreement.

Dr Kelly’s agreement provides for an initial term of appointment of three years. Mr Naughton’s agreement provides for an initial term of five years. After the expiration of the term either party may give to the other not less than six months notice of termination.

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

Employees

The Company employed 61 people at June 30, 2003 (June 30, 2002 : 57 people).

Share Ownership

Directors’ holdings of shares and options in the Company

The table below shows the number of ordinary shares and options to purchase ordinary shares held directly or indirectly by the Directors of the Company as of November 28, 2003.

	Ordinary			Options
	Shares Fully		Number	Exercise	Expiry
	Paid	%	Outstanding	Price	Date
G E Kelly	8,579,119	8.9	—	—	—
C Naughton	758,511	0.3	—	—	—
P A Johnston	43,594	—	3,128	4.01	Oct 27 2005
P B Simpson	500	—	3,128	4.01	Oct 27 2005
P J Nestel	12,000	—	20,000	3.58	July 20 2005

The named Executive Officers own shares in the Company, and have options issued under the Novogen Limited Share Option Plan.

Employee Share Option Plan

The Employee Share Option Plan provides for the issue of options to eligible employees being either an employee or Director of the Company or an associated company. Each option entitles its holder to acquire one fully paid ordinary share and is exercisable at a price equal to the average price of such shares at the close of trading on the Australian Stock Exchange for the five days prior to the date of issue. Options are not transferable. The option lapses if the employee ceases to be an employee during the vesting period. There are currently 41 employees eligible for this scheme.

Item 7. Major Shareholders and Related Party Transactions

Major Shareholders

The names of the substantial shareholders disclosed to the Company are as follows at August 18, 2003:

Bende Holdings Pty Ltd - holding 6,635,538 Ordinary Shares representing 6.94% of the outstanding Ordinary Shares. Bende Holdings Pty Ltd is a company controlled by G E Kelly.

Oppenheimer Funds Inc – holding 13,462,783 Ordinary Shares representing 14.1% of the outstanding Ordinary Shares.

The substantial shareholders do not have any different voting rights than other shareholders of the Company.

At December 1, 2003 there were 5,690,806 ADR’s outstanding, representing 28,454,030 Ordinary Shares (or 29.5% of the then outstanding Ordinary Shares). At December 1, 2003 there were 44 registered holders of Novogen ADRs.

Item 8. Financial Information

Consolidated financial statements are included in “Item 18 – Financial Statements” on pages 59 through 108.

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

Item 9. Offer and Listing Details

Trading Markets

The principal listing of Novogen and quotation of its Ordinary Shares and listed options to purchase Ordinary Shares is on the Australian Stock Exchange (“ASX”). As of January 7, 1999, the Company’s American Depositary Receipts each representing five ordinary shares (ADRs) began trading on the Nasdaq Small Cap Market. On May 12, 2000 Novogen’s ADR’s began trading on the Nasdaq national market. The trading symbol on Nasdaq is “NVGN”. The trading symbol on ASX is “NRT”.

American Depositary Receipts

Novogen’s Ordinary Shares trade in the US in the form of ADRs. Novogen has entered into a Deposit Agreement with the Bank of New York under which the Bank of New York, acting as depositary, issues the ADRs

The following table sets forth, for the calendar periods indicated, the high and low market quotations for Novogen’s Ordinary Shares, as quoted on the ASX, and Novogen’s ADRs, as quoted on the Nasdaq.

NOVOGEN LIMITED SHARE PRICE HISTORY

Period	Per Ordinary Share (A$)		Per ADR (US$)
Year Ended	High	Low	High	Low
June 1999	3.25	2.15	11.10	7.01
June 2000	5.00	2.42	18.00	8.00
June 2001	4.62	2.02	14.25	5.35
June 2002	3.34	0.83	10.50	1.98
June 2003	5.59	1.18	19.59	3.15
Quarter Ended
September 2000	4.62	3.57	14.25	9.65
December 2000	4.19	2.86	11.63	7.75
March 2001	3.90	2.65	12.00	6.88
June 2001	2.97	2.02	10.50	5.35
September 2001	2.31	0.83	4.95	3.35
December 2001	3.21	1.03	8.42	2.50
March 2002	3.16	2.42	8.45	6.50
June 2002	3.34	1.80	9.37	4.25
September 2002	2.18	1.18	6.34	4.25
December 2002	3.36	1.76	9.77	4.83
March 2003	3.89	2.48	11.55	7.23
June 2003	5.59	3.05	19.59	9.36
September 2003	5.53	4.00	19.10	12.30
Month Ended
June 2003	5.59	4.18	19.59	13.60
July 2003	5.18	4.00	17.75	12.30
August 2003	4.98	4.47	16.91	14.01
September 2003	5.53	4.66	19.10	15.33
October 2003	6.50	5.33	23.70	17.63
November 2003	8.10	6.40	29.49	22.40

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

Exchange Controls

Australia has largely abolished exchange controls on investment transactions. The Australian dollar is freely convertible into US dollars. In addition, (other than certain restrictions imposed under Australian law in relation to dealings with the assets of a number of persons connected with terrorism) there are currently no specific rules or limitations regarding the export from Australia of profits, dividends, capital, or similar funds belonging to foreign investors, except that certain payments to non-residents must be reported to the Australian Cash Transaction Reports Agency, which monitors such transactions. However, the Reserve Bank of Australia does retain a discretion to prevent foreign exchange dealings in certain circumstances under the Australian Banking (Foreign Exchange) Regulations 1959.

Under Australian law, foreign persons are prohibited from acquiring more than a limited percentage of the shares in an Australian company without approval from the Australian Treasurer or in certain other limited circumstances. These limitations are set forth in the Australian Foreign Acquisitions and Takeovers Act (the “Foreign Takeovers Act”).

Under the Foreign Takeovers Act, as currently in effect, any foreign person, together with associates, is prohibited from acquiring 15% or more of the outstanding shares of Novogen (or else the Treasurer may make an order requiring the acquirer to dispose of those shares within a specified period of time). In addition, if a foreign person acquires shares in Novogen and as a result the total holdings of all foreign persons and their associates exceeds 40% in aggregate without the approval of the Australian Treasurer, then the Treasurer may make an order requiring the acquirer to dispose of those shares within a specified time. The same rule applies if the total holdings of all foreign persons and their associates already exceeds 40% and a foreign person (or its associate) acquires any further shares, including in the course of trading in the secondary market of the ADRs.

Under the current Australian foreign investment policy, it is unlikely that the Treasurer would make such an order in relation to an acquisition that contravenes the Foreign Takeovers Act where the level of foreign ownership exceeds 40% in the ordinary course of trading, unless the Treasurer is satisfied that the acquisition is contrary to the national interest. The Foreign Takeovers Act allows foreign persons to seek prior approval of acquisitions of Novogen shares which could otherwise result in the Treasurer making an order requiring the foreign person to dispose of the shares.

If a foreign person holds more than 15% of the shares of Novogen or if the level of aggregate foreign ownership of Novogen exceeds 40% at any time, Novogen would be considered a foreign person under the Foreign Takeovers Act. In such event, Novogen would be required to obtain the approval of the Treasurer for Novogen, together with its associates, to acquire: (i) more than 15% of an Australian company or business with assets totaling over A$50 million; or (ii) any direct or indirect ownership interest in Australian urban land.

The percentage of foreign ownership of Novogen would also be included in determining the foreign ownership of any Australian company or business in which it may choose to invest. Novogen has no current plans for any such acquisitions and the Company only owns commercial property which falls within the exceptions to the prohibition on acquiring Australian urban land. The Company’s Constitution does not contain any additional limitations on a non-resident’s right to hold or vote the Company’s securities.

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

Documents on Display

The Company is subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) that are applicable to a foreign private issuer. Under the Exchange Act, the Company is required to file periodic reports and other information with the Securities and Exchange Commission (the “Commission”). These materials, including this Annual Report and the exhibits thereto, may be inspected without charge and copied at established rates at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C., 20549, and at the Commission’s regional offices located at Suite 1400, Northwest Atrium Center, 500 West Madison Street, Chicago, Illinois, 60661-2551 and 233 Broadway, New York, New York 10279. For more information on the public reference rooms, call the Commission at 1-800-SEC-0330.

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

Foreign Currency Risk

The Company conducts a portion of its business in various foreign currencies, primarily in the US and the UK. As of June 30, 2003 the Company had not established a foreign currency hedging program. The Company has mitigated and will continue to mitigate a portion of its currency exposure through decentralized sales, marketing and support operations in which all costs are local currency based. Net foreign currency losses in fiscal year 2003 were A$516,000 compared with net foreign currency losses of A$482,000 in fiscal year 2002.

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

Item 14. Material Modifications to the Rights of Security Holders and the Use of Proceeds

This item is not applicable.

Item 15. Controls and Procedures

An evaluation of the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of June 30, 2003 was carried out under the supervision and with the participation of the Company’s management, including the Chief Executive Officer and the Chief Financial Officer. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that the Company’s disclosure controls and procedures have been designed to provide, and are effective in providing, reasonable assurance that the information required to be disclosed by the Company in reports filed under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported with in the time periods specified in the SEC’s rules and forms. A controls system, no matter how well designed and operated cannot provide absolute assurance that all control issues and instances of fraud, if any, within the company have been detected. Subsequent to the date of the most recent evaluation of the internal controls, there were no significant changes in the Company’s internal controls or in other factors that could significantly affect the internal controls, including any corrective actions with regard to significant deficiencies and material weaknesses.

Item 16. Reserved

PART 3

Item 17. Not Applicable

Item 18. Financial Statements

The financial statements filed as part of this Annual Report are included on pages 59 through 108 hereof.

Item 19. Exhibits

(a)	Exhibits

Exhibit No.	Exhibit Description
1.1	Constitution of Novogen Limited (formerly known as the Memorandum of Association and Articles of Association). (1)

2.1	Deposit Agreement, dated as of February 23, 1998, among Novogen Limited, the Bank of New York, as Depositary, and owners and holders from time to time of ADRs issued thereunder. (2)

4.1	Employment contract between the Company and Mr C Naughton (3)

4.2	Employment Contract between the Company and Professor Alan Husband (3)

4.3	Employment Contract between the Company and Dr G E Kelly (3)

4.4	Lease between Kendall Glen Pty Limited (Lessor) and Novogen Laboratories Pty Ltd for the Company’s corporate headquarters at 140 Wicks Road, North Ryde, New South Wales. (3)

8.1	Company Subsidiaries

12.1	Certifications

13.1	Section 906 Certification by the Chief Executive Officer and Chief Financial Officer (4)

(1)	Incorporated by reference to the Registration Statement on Form 20-F filed with the Securities and Exchange Commission on December 24, 1998 (File No. 0-29962).

(2)	Incorporated by reference to the Registration Statement on Form F-6 filed with the Securities and Exchange Commission on February 12, 1998 (File No. 333-8346).

(3)	Incorporated by reference to the Annual Report on Form20-F filed with the Securities and Exchange Commission on November 27, 2000 (File No. 0-29962)

(4)	Attached as Exhibit 13.1

Report of Independent Auditors

To the Shareholders and Board of Directors of Novogen Limited

We have audited the accompanying consolidated statements of financial position of Novogen Limited and its subsidiaries (the Group) as of 30 June 2003 and 2002 and the related consolidated statements of financial performance, cash flows and changes in contributed equity for each of the three years in the period ended 30 June 2003. These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Novogen Limited at 30 June 2003 and 2002 and the consolidated results of their operations and their cash flows for each of the three years in the period ended 30 June 2003, in conformity with accounting principles generally accepted in Australia.

Accounting principles generally accepted in Australia vary in certain respects from accounting principles generally accepted in the United States. The application of the accounting principles generally accepted in the United States would have affected the determination of consolidated net loss for each of the three years in the period ended 30 June 2003 and the determination of the consolidated shareholders’ equity at 30 June 2003 and 2002 to the extent summarised in note 30 to the consolidated financial statements.

/s/ Ernst & Young

Sydney, Australia
August 27 , 2003

Novogen Limited, Consolidated Financial Statements

STATEMENT OF FINANCIAL PERFORMANCE

Year ended June 30 2003

		Consolidated

		2001	2002	2003	2003
	Notes	A$'000	A$'000	A$'000	US$’000
Revenue
Sales Revenue		26,663	19,582	19,630	13,178
Other Revenue	2	10,809	10,132	13,420	9,009

Total Revenue		37,472	29,714	33,050	22,187

Costs and Expenses
Cost of Goods Sold		(8,653)	(7,583)	(7,200)	(4,833)
Research & Development		(8,419)	(7,853)	(8,252)	(5,540)
Selling and Promotions		(24,627)	(15,207)	(12,713)	(8,534)
Shipping and Handling		(533)	(480)	(468)	(314)
General and Administrative		(16,628)	(12,874)	(14,958)	(10,041)

Total Costs and Expenses		(58,860)	(43,997)	(43,591)	(29,262)

Interest Expense		(346)	(345)	(132)	(89)

Operating Loss Before Abnormal Items and Income Tax	2	(21,734)	(14,628)	(10,673)	(7,164)

Income Tax Expense	3	(30)	(45)	7	5

Net Loss		(21,764)	(14,673)	(10,666)	(7,159)

Net Loss Attributable to Outside Equity Interests		—	(19)	(212)	(142)

Net Loss Attributable to Members of Novogen		(21,764)	(14,654)	(10,454)	(7,017)

Basic Loss per share (cents per share)		(25.4)	(15.4)	(10.9)	(7.3)

STATEMENT OF FINANCIAL POSITION
As at 30 June 2003

		Consolidated

		2002	2003	2003
	Notes	A$’000	A$’000	US$’000
CURRENT ASSETS
Cash	4	39,937	31,026	20,828
Receivables	5	4,505	4,438	2,979
Inventories	6	6,907	6,399	4,296
Other	7	517	588	395

Total Current Assets		51,866	42,451	28,498

NON-CURRENT ASSETS
Inventories	6	597	78	52
Property, plant and equipment	8	9,213	8,283	5,560
Intangibles	9	224	—	—

Total Non-Current Assets		10,034	8,361	5,612

TOTAL ASSETS		61,900	50,812	34,110

CURRENT LIABILITIES
Payables	10	4,280	5,656	3,797
Interest bearing liabilities	11	845	679	456
Provisions	12	279	271	182

Total Current Liabilities		5,404	6,606	4,435

NON-CURRENT LIABILITIES
Interest bearing liabilities	11	2,287	1,608	1,079
Provisions	12	164	201	135

Total Non-Current Liabilities		2,451	1,809	1,214

TOTAL LIABILITIES		7,855	8,415	5,649

NET ASSETS		54,045	42,397	28,461

EQUITY
Parent Equity Interest
Contributed equity	14	137,249	138,206	92,778
Reserves	15	—	(1,956)	(1,313)
Accumulated losses	15	(83,970)	(94,424)	(63,387)

Total parent equity interest in equity		53,279	41,826	28,078
Total outside equity interest	16	766	571	383

TOTAL EQUITY		54,045	42,397	28,461

STATEMENT OF CHANGES IN CONTRIBUTED EQUITY

	Number of Fully	Amount
Issued Share Capital	Paid Ordinary Shares	A$’000

Balance June 30, 1999	79,685,518	82,148

Options converted into shares	132,744	154
Share issue- June 30, 2000	5,018,000	17,974

Balance June 30, 2000	84,836,262	100,276

Options converted into shares	38,513	46
Share issue - May 23,2001	10,195,000	20,900

Balance June 30, 2001	95,069,775	121,222

Options converted into shares	342,939	617
Subsidiary Share issue - May 22, 2002	n/a	15,410

Balance June 30, 2002	95,412,714	137,249

Options converted into shares	199,071	421
Subsidiary Share issue - May 5, 2003	n/a	536

Balance June 30, 2003	95,611,785	138,206

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JUNE 30, 2003

		Consolidated

		2001	2002	2003	2003
	Notes	A$’000	A$’000	A$’000	US$’000
Cash flows from operating activities
Receipts from customers		27,200	18,350	19,324	12,972
Payments to suppliers and employees		(46,947)	(28,811)	(29,275)	(19,652)
Interest received		987	1,114	1,177	790
Interest paid		(358)	(345)	(132)	(89)
Grants received		1,746	1,295	632	424
Income tax paid		(30)	(45)	7	5
Royalties Received		—	1,878	2,324	1,560
Goods and services tax paid to the ATO		(40)	(115)	96	64

Net cash flows used in operating activities	22	(17,442)	(6,679)	(5,847)	(3,926)

Cash flows from investing activities
Acquisition of property, plant and equipment		(956)	(144)	(758)	(509)
Proceeds from sale of plant and equipment		169	40	35	23

Net cash flows used in investing activities		(787)	(104)	(723)	(486)

Cash flows from financing activities
Proceeds from the issue of ordinary shares		20,946	617	421	283
Proceeds from the issue of subsidiary shares		—	18,127	553	371
Payment of share issue costs		—	(1,932)	—	—
Proceeds from borrowings		846	2,418	—	—
Repayment of borrowings		(1,298)	(3,157)	(844)	(567)

Net cash flows from financing activities		20,494	16,073	130	87

Net increase/(decrease) in cash held		2,265	9,290	(6,440)	(4,323)
Cash at the beginning of year		28,820	31,129	39,937	26,810
Effect of exchange rate changes on opening cash		44	(482)	(2,471)	(1,659)

Cash at end of year		31,129	39,937	31,026	20,828

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

The accounting policies adopted are consistent with those of the previous year except for the accounting policy with respect to employee benefits.

The consolidated entity has adopted the revised Accounting Standard AASB 1028 “Employee Benefits”, which has resulted in a change in the accounting policy for the measurement of employee benefit liabilities. Previously the consolidated entity measured the provision for employee benefits based on remuneration rates at the date of recognition of the liability. In accordance with the requirements of the revised Standard, the provision for employee benefits is now measured based on the remuneration rates expected to be paid when the liability is settled. The change has no significant effect on the provision.

The consolidated entity has adopted the revised Accounting Standard AASB 1044 “Provisions, Contingent Liabilities and Contingent Assets”. The change has no significant effect.

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

Recoverable Amount of Non-Current Assets

Non-current assets are measured at cost, provided that their carrying value does not exceed their recoverable amount. Where the carrying amount of an individual non-current asset is greater than its recoverable amount, the asset is written down to its recoverable amount. In determining recoverable amounts of non-current assets the expected net cash flows have not been discounted to their present values.

Research and development

Costs incurred on research and development projects are expensed as incurred, unless future recoverability is assured beyond a reasonable doubt, to exceed those costs. Where research and development costs are deferred such costs are amortised over future periods on a basis related to expected benefits. Unamortised costs are reviewed at each reporting date to determine the amount (if any) that is no longer recoverable and any amount identified is written off. To date, due to the uncertainty of the development program all research and development costs have been expensed.

Advertising expenses

Costs incurred on Advertising expenditure is expensed as incurred. The company incurred $16,351,000 in fiscal 2001 , $8,020,000 in fiscal 2002 and $6,100,000 in fiscal 2003.

Intangible Assets

(i)  Patents and Trademarks

Costs incurred in respect to registering and defending patents and trademarks are expensed as incurred unless future recoverability is assured beyond a reasonable doubt.

(ii)  Goodwill

Goodwill has been fully amortised in the year to June 2003 in accordance with AASB 1013. Unamortised goodwill was reviewed by Directors at the reporting date. In their opinion no future benefits were considered probable and therefore goodwill was recognised in the profit and loss account as an expense.

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

Major depreciation periods are:

	2002	2003

Buildings	20 years	20 years
Plant and equipment	3-10 years	3-10 years
Leasehold Improvements	the lease term	the lease term

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

Sale of Goods

Goods have been dispatched to a customer pursuant to a sales order and invoice and the associated risks have passed to the carrier or customer. The company estimates returns and allowances against the revenues and records the estimated returns and allowances in the same period in which the revenue is recorded. These estimates are based upon historic analysis, customer agreements and/or currently known factors that arise in the normal course of business.

Advertising and Promotion

The company expenses advertising and promotional costs as incurred and these costs are included as selling, general and administrative expenses. Cooperative advertising expenses are classified as a reduction of revenue.

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

Royalties

Royalty revenue is recognised on an accrual basis in accordance with the substance of the relevant agreement.

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

Translation of Financial Reports of Overseas Operations

All foreign controlled entities (with the exception of the Marshall Edwards Group (which includes Marshall Edwards, Inc. and Marshall Edwards Pty Ltd) and Glycotex, Inc.) are deemed to be fully integrated with the Company as they are not financially or operationally independent of Novogen Limited. The financial reports of overseas operations are, therefore, translated using the temporal method, with resulting losses or gains taken to the profit and loss account.

The Marshall Edwards Group (which includes Marshall Edwards, Inc. and Marshall Edwards Pty Ltd) and Glycotex, Inc. are elf sustaining as they are financially and operationally independent of Novogen Limited. The financial reports of these companies are translated using the current rate method, and any exchange differences are taken directly to the foreign currency translation reserve.

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

Employee Entitlements

Wages and Salaries, Annual Leave

Liabilities for wages, salaries and annual leave are recognised, and are measured as the amount unpaid at the reporting date at expected future pay rates in respect of employees’ services up to that date. The value of the employee share option scheme described in Note 14 is not being charged as an expense.

Long Service Leave

The amounts expected to be paid to employees for their pro rata entitlement to long service leave, including ‘on-costs’, are accrued annually at expected future pay rates having regard to experience of employee departures and period of service. These entitlements are measured at the present value of the estimated future cash outflow to be made in respect of services provided by employees up to the reporting date. In determining the present value of future cash outflows, the interest rate attaching to government guaranteed securities, which have terms to maturity approximating the terms of the related liability are used.

Share Option Plans

The value of share option plans described in Note 14 is not charged as an employee entitlement expense.

Earnings per Share

Basic EPS is calculated as net profit/(loss) attributable to members adjusted to exclude costs of servicing equity (other than dividends) and preference share dividends, if any, divided by the weighted average number of ordinary shares, adjusted for any bonus element.

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

Goods and Services Tax (GST) and overseas equivalents

Revenues, expenses, and assets are recognised net of the amount of GST except:

-     where the GST incurred on a purchase of goods and services is not recoverable from the taxation authority, in which case the GST is recognised as part of the expense item as applicable; and

-     Receivables and payables are stated with the amount of GST included.

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

Comparatives

Where necessary, comparatives have been reclassified and repositioned for consistency with current year disclosures as a result of the first time application of revised accounting standards.

Note 2. Profit/(Loss) from Ordinary Activities

	Consolidated

	2001	2002	2003
	A$’000	A$’000	A$’000
(a) Revenues from operating activities
Revenue from the sale of goods	26,663	19,582	19,630

	26,663	19,582	19,630

(b) Other Revenues
Interest - other persons/corporations	1,057	1,203	1,266
Grants received	1,746	1,295	632
Royalties received	—	1,879	2,362
Revenue from sale of assets	169	40	35
Currency gains - (refer to 2(d))	7,240	5,426	8,794
Other	597	289	331

	10,809	10,132	13,420

Total revenues	37,472	29,714	33,050

	Consolidated

	2001	2002	2003
	$’000	$’000	$’000
(c) Expenses
Depreciation of non-current assets
Plant and equipment	951	659	861
Buildings	290	290	290
Leasehold improvements	71	96	66
Amortisation of non-current assets
Plant and equipment under lease	952	775	447
Goodwill	33	33	224

Total depreciation and amortisation expenses	2,297	1,853	1,888

Bad and doubtful debts — trade	146	661	52
Inventory write offs (including provision for diminution in value 2003:6; 2002:1402; 2001:943)	407	2,561	617
Provision for employee entitlements	39	26	44
Rental expense relating to operating leases	738	693	677
Borrowing costs expensed
Interest expense on finance lease	346	345	132

Total borrowing costs expensed	346	345	132

(d) Losses/(Gains)
Net loss/(gain) on disposal of property, plant and equipment	(112)	494	(12)
Foreign currency losses — (refer to 2(b))	7,196	5,908	9,310
(e) Significant Items
Profit from ordinary activities before income tax expense includes the following expenses disclosure of which is relevant in explaining the financial performance of the entity:
Litigation Settlement	750	—	—
Marshall Edwards, Inc. prospectus costs	1,358	—	—

	2,108	—	—

Note 3. Income Tax

	Consolidated

	2001	2002	2003
	$’000	$’000	$’000
(a) The prima facie tax, using tax rates applicable in the country of operation, on profit and extraordinary items differs from the income tax provided in the financial statements as follows:
Prima facie tax on loss from ordinary activities	(7,390)	(4,388)	(3,202)
Tax effect of permanent differences:
Non deductible depreciation and amortisation	11	10	67
Non deductible expenses	1,113	213	67
Research and development allowance	(102)	207	(261)
Sundry items	(40)	62	89

Income Tax adjusted for permanent differences	(6,408)	(3,896)	(3,240)
Australian income taxes		1	—
United States state income taxes	—	3	—
New Zealand income tax	27	41	(7)
Canadian Provincial taxes	3	—	—
Current year tax losses not brought to account	6,408	3,896	3,240

Income tax expense attributable to operating loss	30	45	(7)

(b) Future income tax benefit not brought to account at balance date as realisation of the benefit is not regarded as virtually certain arising from:
(i) tax losses carried forward	20,843	17,758	20,861
(ii) timing differences	(836)	1,838	1,698

	20,007	19,596	22,559

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

(c)  The balance of the franking account at the end of the financial year for the economic entity and the parent entity is Nil (2002: Nil; 2001: Nil).

(d)  Pretax loss for the year ended June 30, 2003 was taxed in the following jurisdictions:

	Consolidated

	2001	2002	2003
	$’000	$’000	$’000
Domestic	(2,496)	(9,477)	(14,317)
Foreign	(19,238)	(5,151)	3,644

	(21,734)	(14,628)	(10,673)

Tax effected carry forward losses amounting to $8,716 may be carried forward indefinitely and tax losses of $12,145 expire over the period 2007 through 2023.

Tax Consolidation

Effective 1 July 2002, for the purposes of income taxation, Novogen Limited and its 100% owned subsidiaries have formed a tax consolidated group. The head entity of the tax consolidated group is Novogen Limited. Novogen Limited has not formally notified the Australian Tax Office of its adoption of the tax consolidation regime.

Note 4. Cash

	CONSOLIDATED

	2002 $’000	2003 $’000
Cash at bank and on hand	17,674	12,387
Deposits at call	22,263	18,639

	39,937	31,026

Short term deposits have an average maturity of 30 days and have a fixed or floating interest rate for the term of the deposit.

Note 5. Receivables

	CONSOLIDATED

	2002	2003
	$’000	$’000
Current
Trade debtors	4,644	4,517
Provision for doubtful debts	(783)	(350)

	3,861	4,167
Other debtors	644	271

	4,505	4,438

	Consolidated

	2001	2002	2003
	$’000	$’000	$’000
Provision for doubtful accounts:
Beginning Balance	(67)	(204)	(783)
Provisions charged to income	(146)	(579)	—
Amounts charged net of recovery	9	—	433

Ending Balance	(204)	(783)	(350)

(a) Australian dollar equivalents

Australian dollar equivalent of amounts receivable in foreign currencies not effectively hedged:

United States dollars	2,675	2,033
Great British pounds	373	592
Euros	166	131
Canadian dollars	279	218
New Zealand dollars	—	—

(b) Terms and conditions

(i) Trade debtors are non interest bearing and generally on 30 day terms

(ii) details of the terms and conditons of the related party receivables are set out in Note 19.

(iii) other debtors are non-interest bearing and have repayment terms between 7 and 30 days.

Note 6. Inventories

	Consolidated

	2002	2003
	$’000	$’000
Current
Raw materials - at cost	398	479
Work in progress - at cost	4,674	3,652
Finished goods - at cost	1,976	2,228
Provision for diminution in value	(153)	—

	6,895	6,359
Other inventory - at cost	12	40

	6,907	6,399

Non - Current
Other inventory - at cost	235	53
Raw materials - at cost	1,889	979
Work in progress - at cost	—	—
Provision for diminution in value	(1,527)	(954)

	597	78

	Consolidated

	2001	2002	2003
	$’000	$’000	$’000
Provision for diminution in value
Beginning balance	(471)	(878)	(1,680)

Provisions charged to income	(943)	(1,402)	(6)
Amounts charged net of recovery	536	600	732

Ending balance	(878)	(1,680)	(954)

Note 7. Other Current Assets

	Consolidated

	2002	2003
	$’000	$’000
Prepayments	517	588

Note 8. Property Plant & Equipment

	Consolidated

	2002	2003
	$’000	$’000
Land at cost	1,545	1,545

Buildings at cost	3,459	3,459
Accumulated depreciation	(1,424)	(1,714)

	2,035	1,745

Total Land and Buildings	3,580	3,290

Plant and equipment under lease - at cost	6,446	3,199
Accumulated amortisation	(3,448)	(1,453)

	2,998	1,746

Plant and equipment - at cost	4,971	8,814
Accumulated depreciation	(2,440)	(5,619)

	2,531	3,195

Leasehold improvements - at cost	329	343
Accumulated depreciation	(225)	(291)

	104	52

Total Property Plant and Equipment - at cost	16,750	17,360
Accumulated amortisation and depreciation	(7,537)	(9,077)

Total Property Plant and Equipment	9,213	8,283

a) Assets pledged as security

Included in the balances of freehold land and buildings are assets over which mortgages have been granted as security over leasing facilities. The terms of the mortgages preclude the assets being sold or being used as further security without permission.

Assets under lease are pledged as security for the associated lease liabilities.

The book value of assets pledged as security are:

Freehold Land	1,545	1,545
Freehold Buildings	2,035	1,745
Plant & Equipment under Lease	2,998	1,746
Plant & Equipment at cost	2,550	3,164

b) Reconciliations

Reconciliations of the carrying amounts of plant, property and equipment at the beginning and end of the current and previous financial year.

Consolidated

2003
$’000
Freehold Land
Carrying amount at beginning	1,545

1,545

Buildings on Freehold Land
Carrying amount at beginning	2,035
Additions	—
Depreciation Expense	(290)

1,745

Plant and Equipment under Lease
Carrying amount at beginning	2,998
Additions	—
Disposals *	(805)
Depreciation Expense	(447)

1,746

Plant and Equipment
Carrying amount at beginning	2,531
Additions *	1,548
Disposals	(23)
Depreciation Expense	(861)

3,195

Leasehold Improvements
Carrying amount at beginning	104
Additions	14
Depreciation Expense	(66)

52

*	Certain plant and equipment under lease were purchased during 2003 and the net book value of the assets was transferred to plant and equipment.

Note 9. Intangibles

	Consolidated

	2002	2003
	$’000	$’000
Goodwill	492	—
Accumulated amortisation	(268)	—

	224	—

Goodwill was written off during the year

Note 10. Payables

	Consolidated

	2002	2003
	$’000	$’000
Current
Trade creditors	2,425	2,571
Accrued Trade creditors	1,771	1,842
Accrued Clinical Trial Payments	84	1,243

	4,280	5,656

Australian dollar equivalents of amounts payable in foreign currencies not effectively hedged:
- United States dollars	1,467	972
- Great British pounds	49	127
- Euro	194	56
- Canadian dollars	177	147
- New Zealand dollars	51	7

Terms and Conditions relating to the above creditors.

- Trade creditors are non-interest bearing and normally settled on 30 day terms.

- Other creditors are non-interest bearing and normally settled on 30 day terms.

Note 11. Interest Bearing Liabilities

	Consolidated

	2002	2003
	$’000	$’000
Current
Lease Liabilities (secured) (Note 24b)	845	679

Non - Current
Lease Liabilities (secured) (Note 24b)	2,287	1,608

Secured Lease Liability - Finance Leases	3,132	2,287

Terms and Conditions relating to the above financial instruments.

- Finance leases have an average lease term of 4 years with the option to purchase the asset at the completion of the lease term for the residual value. The average interest rate implicit in the leases is 8.42% (2002: 8.39%). Lease liabilities are secured by a fixed and floating charge over the assets of the Closed Group. Terms and Conditions relating to the above borrowings - see note 23.

Note 12. Provisions

	Consolidated

	2002	2003
	$’000	$’000
Current
Employee Entitlements	279	271

Non - Current
Employee Entitlements	164	201

	443	472

Note 13. Financing Arrangements

	Consolidated

	2002	2003
	$’000	$’000
(a) Financing arrangements
Unrestricted access was available at balance date to the following lines of credit
Total facilities
Lease facilities	4,000	4,000

	4,000	4,000

Used at balance date
Lease facilities	3,722	3,155

	3,722	3,155

Unused at balance date	278	845

Lease facilities	278	845

(b)  The finance lease facilities are secured by a fixed and floating charge over all the assets of the group as well as a registered mortgage over the land and buildings.

(c)  Novogen Limited has entered into a Cross Deed of Covenant where it has guaranteed the bank facilities of wholly owened controlled entities, Novogen Research Pty Ltd, Novogen Laboratories Pty Ltd and Central Coast Properties Pty Ltd, should any of these companies be unable to meet the repayments of these facilities. The maximum amount potential future payments is $4,000,000.

Note 14. Contributed Equity

	Consolidated
	2002	2003
	$’000	$’000
Novogen Limited
95,611,785 (2002: 95,412,714) ordinary shares	121,839	122,260
Marshall Edwards Inc *
52,032,000 (2002: 52,023,000) ordinary shares	15,410	15,458
Glycotex Inc *
2,050,000 (2002: 2,000,000) ordinary shares	—	488

	137,249	138,206

Terms and conditions of contributed equity

Ordinary shares have the right to receive dividends as declared and, in the event of winding up the company, to participate in the proceeds from the sale of all surplus assets in proportion to the number of and amounts paid up on shares held.

Ordinary shares entitle their holder to one vote, either in person or by proxy, at a meeting of the company.

(a)  During April 2003, Glycotex Inc., raised $500,000 in an initial private placement from Australian and international investors and institutions. Novogen now owns 97.6% of Glycotex Inc.

The shares were issued at $10.00 each with attaching warrants to purchase a further two shares at an exercise price of $10.00 per share. The attaching warrants are exercisable prior to 5 November, 2004. Novogen also issued to these investors a convertible security enabling investors to convert their investment in Glycotex Inc. to Novogen shares at an equivalent Novogen share price of $5.00 per share. These ordinary shares have the right to receive dividends as declared and, in the event of winding up the Company, to participate in the proceeds from the sale of all surplus assets in proportion to the number of and amounts paid up on shares held. If 50% of the holders exercise the conversion feature, then Novogen can require that the other Glycotex shareholders convert their shares to Novogen shares.

(b)  Marshall Edwards Inc a subsidiary of Novogen Limited issued 49,500,000 ordinary shares in April 2001 for a total issue price of US$1.00 and a further 2,523,000 ordinary shares in May 2002 to parties outside the economic entity. Each of the 2,523,000 shares was issued with an attaching warrant to purchase an additional share for an exercise price of US$4.00. These ordinary shares have the right to receive dividends from Marshall Edwards Inc as declared and, in the event of winding up the company, to participate in the proceeds from the sale of all surplus assets in proportion to the number of and amounts paid up on shares held.

*   The consolidated entity accounts for the difference between the carrying value per share of the parent entity’s investments in subsidiary shares and the proceeds from sales of new shares by subsidiaries as capital transactions.

(c)  Movements in issued and paid up ordinary share capital of Novogen Limited are

		Issue
	Number of	Price
	Shares	$	$’000
On issue 1 July 2002	95,412,714		121,839
Options converted to shares	30,026	1.53	46
Options converted to shares	51,734	2.00	103
Options converted to shares	101,595	2.23	227
Options converted to shares	15,716	2.84	45
Total options exercised during the period	199,071		421
On issue 30 June 2003	95,611,785		122,260

as follows:

(d)  Movements in issued and paid up ordinary share capital of Marshall Edwards, Inc. are as follows:

		Issue
	Number of	Price
	Shares	$	$’000
On issue 1 July 2002	52,023,000		15,410
Warrants converted to shares	9,000	5.89	53
less Outside Equity Interest			(5)

Total warrants exercised during the period	9,000		48
On issue 30 June 2003	52,032,000		15,458

(e)  Movements in issued and paid up ordinary share capital of Glycotex, Inc. are as follows:

		Issue
	Number of	Price
	Shares	$	$’000
On issue 1 July 2002	2,000,000		0
New shares issued	50,000	10.00	500
less Outside Equity Interest			(12)

Total new shares issued during the period	50,000		488
On issue 30 June 2003	2,050,000		488

(f)  Particulars of options issued by Novogen Limited are as follows:

						Converted	Options
Calendar				On issue	Issued	to	forfeited	On issue
Year	Exercise	Expiry	Original	1 July	During	fully paid	during the	30 June
Granted	Price	Date	issue	2002	The year	shares	year	2003
1998 (i)	$2.23	25/03/03	180,728	94,732	—	85,911	8,812	—
1998(ii)	$2.23	25/03/03	15,684	15,684	—	15,684	—	—
1998(iii)	$2.91	24/09/03	700,000	700,000	—	—	—	700,000
1999 (i)	$2.84	26/03/04	217,000	99,508	—	15,716	4,356	79,436
1999(ii)	$2.84	26/03/04	38,572	38,572	—	—	—	38,572
1999(ii)	$2.00	22/12/03	104,734	51,734	—	51,734	—	—
1999(v)	$2.9460	23/06/04	20,000	20,000	—	—	—	20,000
1999(v)	$2.7725	23/06/04	85,000	85,000	—	—	—	85,000
2000(i)	$4.00	13/03/05	221,028	137,364	—	—	11,884	125,480
2000(ii)	$4.00	13/03/05	27,360	27,360	—	—	—	27,360
2000(v)	$3.5819	20/07/05	50,180	50,180	—	—	—	50,180
2000(i)	$4.00	30/11/05	238,220	175,636	—	—	16,088	159,548
2000(ii)	$4.00	30/11/05	7,248	7,248	—	—	—	7,248
2000(iv)	$4.01	27/10/05	9,384	6,256	—	—	—	6,256
2001(i)	$1.53	10/08/06	695,528	596,448	—	30,026	66,617	499,805
2001(ii)	$2.05	13/07/06	101,950	101,950	—	—	—	101,950
2002(i)	$2.10	30/11/07	526,332	—	526,332	—	22,416	503,916
2002(ii)	$2.10	30/11/07	37,200	—	37,200	—	—	37,200
Total			3,276,148	2,207,663	563,532	199,071	130,173	2,441,951

(i)	Options issued under the Employee Share Option Plan. Options vest in four equal annual instalments over the vesting period

(ii)	Options issued to consultants. Options vest in four equal annual instalments over the vesting period.

(iii)	Options issued to the Managing Director by resolution of shareholders on 24 September 1998. Options vest upon achievement of certain share price performance hurdles.

(iv)	Option issued to non-executive Directors by resolution of shareholders on 27 October 2000. Options vest in four equal annual instalments over the vesting period

(v)	Options issued to consultants Options vest twelve months after grant date.

     The last trade of Novogen Limited shares on the Australian Stock Exchange on 30 June, 2003 was $5.36.

(g) Capital shares reserved for future issuance are 2,541,951, being 367,510 for consultant options, 2,074,441 for employee options and 100,000 for the conversion of Glycotex shares.

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

Note 15. Reserves and Retained Profits/(Accumulated Losses)

	Consolidated		Novogen Limited
	2003	2002	2003	2002
	$’000	$’000	$’000	$’000
Balance at the beginning of the year	(83,970)	(69,316)	(19,852)	(19,220)

Accumulated losses	(10,454)	(14,654)	(78,234)	(632)

Balance at the end of the year	(94,424)	(83,970)	(98,086)	(19,852)

	Consolidated		Novogen Limited
	2003	2002	2003	2002
(a) Foreign currency translation	$’000	$’000	$’000	$’000
(i) Nature and purpose of reserve The foreign currency translation reserve is used to record exchange differences arising from the translation of the financial statements of self-sustaining foreign operations

(ii) Movements in reserve Balance at beginning of year	—	—	—	—
Gain (loss) on translation of overseas controlled entities net of loss on hedge	(1,956)	—	—	—

Balance at end of year	(1,956)	—	—	—

Note 16. Outside Equity Interest

	Consolidated

	2002	2003
	$’000	$’000
Reconciliation of outside equity interest in controlled entities
Opening Balance	—	766
Additions to outside equity interest by way of share issue
- Marshall Edwards Inc.	785	5
- Glycotex Inc.		12
Add Share of operating losses of controlled entities
- Marshall Edwards Inc.	(19)	(211)
- Glycotex Inc.		(1)

Closing Balance	766	571

Note 17. Segment Information

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

SEGMENT INFORMATION - PRIMARY SEGMENT

	Australasia			North America			Europe
	2003	2002	2001	2003	2002	2001	2003	2002	2001
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Geographical Segments
Revenue
Sales to customers outside the consolidated entity	6,228	5,224	5,921	10,658	12,084	18,703	2,744	2,274	2,039
Other revenues from customers outside the consolidated entity	3,430	3,603	9,752	8,008	5,203	—	716	123	—
Intersegment Revenues	6,457	4,571	13,539	71	258	399	—	—	—

Total segment revenue	16,115	13,398	29,212	18,737	17,545	19,102	3,460	2,397	2,039

Unallocated revenue

Total Consolidated Revenue

Results

Segment result	(11,539)	(11,946)	(19,374)	3,146	(3,431)	(17,353)	(376)	(1,269)	(1,866)

Unallocated expenses
Consolidated entity profit from ordinary activities before income tax
Income tax expense
Net Loss

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Elimination			Consolidated
	2003	2002	2001	2003	2002	2001
	$’000	$’000	$’000	$’000	$’000	$’000
Geographical Segments
Revenue
Sales to customers outside the consolidated entity	—	—	—	19,630	19,582	26,663
Other revenues from customers outside the consolidated entity	—	—	—	12,154	8,929	9,752
Intersegment Revenues	(6,528)	(4,829)	(13,938)	—	—	—

Total segment revenue	(6,528)	(4,829)	(13,938)	31,784	28,511	36,415

Unallocated revenue				1,266	1,203	1,057

Total Consolidated Revenue				33,050	29,714	37,472

Results

Segment result	(1,772)	2,363	17,216	(10,541)	(14,283)	(21,377)

Unallocated expenses				(132)	(345)	(357)
Consolidated entity profit from ordinary activities before income tax				(10,673)	(14,628)	(21,734)

Income tax expense				7	(45)	(30)

Net Loss				(10,666)	(14,673)	(21,764)

	Australasia			North America			Europe
	2003	2002	2001	2003	2002	2001	2003	2002	2001
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Geographical Segments
Assets

Segment assets	87,912	98,466	127,972	19,436	22,913	13,510	1,947	1,477	1,542

Liabilities
Segment Liabilities	12,187	11,082	12,994	47,505	52,699	56,058	10,067	9,221	8,017
Other segment information
Acquisition of property plant and equipment, intangible assets and other non current assets	1,502	236	1,496	54	26	56	6	15	13
Depreciation	1,156	907	1,187	49	125	116	12	13	9
Amortisation	447	775	952	—	—	—	—	—	—
Non cash expenses other than depreciation and amortisation	(572)	827	273	(634)	615	309	78	2	2
Long Lived Assets	8,200	9,624	11,605	70	65	164	13	19	17

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Elimination			Consolidated
	2003	2002	2001	2003	2002	2001
	$’000	$’000	$’000	$’000	$’000	$’000
Geographical Segments
Assets

Segment assets	(58,483)	(60,956)	(81,818)	50,812	61,900	61,206

Liabilities
Segment Liabilities	(61,344)	(65,147)	(67,769)	8,415	7,855	9,300
Other segment information
Acquisition of property plant and equipment, intangible assets and other non current assets	—	—	—	1,562	277	1,565
Depreciation	—	—	—	1,217	1,045	1,312
Amortisation	224	33	33	671	808	985
Non cash expenses other than depreciation and amortisation	(3)	35	—	(1,131)	1,479	584
Long Lived Assets	—	(495)	(495)	8,283	9,213	11,291

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

Note 18. Remuneration of Directors

	Consolidated
	2003	2002
	$	$
Income paid or payable, or otherwise made available in respect of the financial year, to all Directors of each entity in the consolidated entity and in connection with the management of affairs of the parent entity or its controlled entities.	1,099,747	951,728

The number of Directors of Novogen Limited whose total income (including superannuation contributions) falls within the specified bands is:

			Novogen Limited
			2003	2002
$ 10,000	—	$19,999	—	1
$ 30,000	—	$39,999	—	1
$ 40,000	—	$49,999	2	1
$ 70,000	—	$79,999	1	1
$320,000	—	$329,999	—	1
$360,000	—	$369,999	1	—
$450,000	—	$459,999	—	1
$510,000	—	$519,999	1	—

Note 19. Remuneration of Executives

	Consolidated
	2003	2002
	$	$
Remuneration received, or due and receivable, by Executive Officers of the consolidated entity whose remuneration is $100,000 or more from entities in the consolidated entity or a related parties, in connection with the management of the affairs of the entities in the consolidated entity whether as an Executive Officer or otherwise	2,813,243	2,361,897

The number of Executive Officers (including Directors) of the consolidated entity whose remuneration from entities in the economic entity and related parties was within the specified bands is as follows:

			Consolidated
			2003	2002
$100,000	-	$119,000	2	3
$120,000	-	$129,999	1	—
$130,000	-	$139,999	1	1
$140,000	-	$149,999	1	1
$150,000	-	$159,999	1	1
$160,000	-	$169,999	—	1
$170,000	-	$179,999	—	1
$180,000	-	$189,999	2	—
$200,000	-	$209,999	1	—
$240,000	-	$249,999	—	1
$250,000	-	$259,999	—	1
$280,000	-	$289,999	1	—
$300,000	-	$309,999	1	—
$320,000	-	$329,999	—	1
$360,000	-	$369,999	1	—
$450,000	-	$459,999	—	1
$510,000	-	$519,999	1	—

Executive Officers are defined as those involved in the management of the affairs of Novogen Limited and the consolidated entity.

Note 20. Related Party Disclosures

Directors

The Directors of Novogen Limited at any time during the financial year are as follows:

Philip A Johnston
Christopher Naughton
Graham E Kelly
Paul Nestel AO
Peter B Simpson

Equity Interests of Directors

Interests in the Equity of Novogen Limited held by current Directors and their Director Related Entities

	Ordinary Shares Fully Paid		Options
	2003	2002	2003	2002
	Number	Number	Number	Number
P A Johnston	43,594	43,594	3,128	3,128
C Naughton	318,511	318,511	700,000	700,000
G E Kelly	8,736,519	9,131,256	—	—
P J Nestel	14,000	16,000	20,000	20,000
P B Simpson	500	500	3,128	3,128

	9,113,124	9,509,861	726,256	726,256

Movements in Directors Equity Holdings

During the year Directors and Director Related Entities disposed of 396,737 shares.

All equity dealings with Directors have been entered into with terms and conditions no more favourable than those that the entity would have adopted if dealing at arms length.

Other Transactions With Directors and Director-Related Entities

Sale of redundant red clover hay stock was made to Mr P. Johnston totalling $7,019.98 (2002: $6,341; 2001: NIL). The net carrying value of this inventory was nil.

Ultimate Parent

Novogen Limited, a company incorporated in Australia, is the ultimate parent entity.

Note 21. Remuneration of Auditors

	Consolidated

	2002	2003
	$	$
a) Amounts received or due and receivable by Ernst & Young Australia for:
(a) an audit or review of the financial report of the entity and any other entity in the consolidated entity;	80,500	129,500
(b) other services in relation to the entity and any other entity in the consolidated entity	65,677	58,027

	146,177	187,527
Amounts received or due and receivable by a related practice of Ernst & Young Australia for: other services in relation to any entity in the economic group.	225,819	30,970
Amounts received or due and receivable by auditors of other subsidiaries in the economic entity for an audit/review, which are not already disclosed.	42,942	28,308

	414,938	246,805

22. Statement of Cash Flows

	Consolidated

	2001	2002	2003
	A$’000	A$’000	A$’000
(a) Reconciliation of Operating Loss after Income Tax to Net Cashflows from Operationing Activities
Operating loss after income tax	(21,764)	(14,673)	(10,666)
Depreciation and amortisation	2,297	1,853	1,888
(Profit)/loss on sale of fixed assets	(112)	494	(12)
Changes in assets and liabilities:
(increase)/decrease in trade debtors	400	67	127
(increase)/decrease in prepayments	127	638	(71)
(increase)/decrease in other debtors	(173)	(33)	373
(increase)/decrease in inventories	3,824	3,950	1,753
increase/(decrease) in accounts payable	(2,583)	(868)	1,376
increase/(decrease) in provisions	586	1,411	(1,130)
exchange rate change on opening cash	(44)	482	515

Net cash (outflow) from operating activities	(17,442)	(6,679)	(5,847)

b) Finance Leases

No plant and equipment was acquired during the year by means of finance leases (2002: $133,000; 2001: $608,000).

Note 23. Earnings per Share

	Consolidated

	2002	2003
	$’000	$’000
The following reflects the income and share data used in calculating basic and diluted earnings per share
Net loss	(14,673)	(10,666)
Adjustments:
Net loss attibutable to outside equity interests	(19)	(212)

Earnings used in calculating basic and diluted earnings per share	(14,654)	(10,454)

	Number of	Number of
	Shares	Shares
Weighted average number of ordinary shares used in calculating basic and diluted earnings per share	95,187,449	95,472,984

Basic and Diluted loss per share - (cents)	(15.4)	(10.9)

Diluted earnings per share:

The notional issue of potential ordinary shares resulting from the exercise of options detailed in note 16(c) does not result in diluted earnings per share that shows a different view of the earnings performance of the Company, therefore the information has not been disclosed.

Conversions, call subscriptions or issues after 30 June 2003

There have been 4,343 conversions to, calls of, or subscriptions for ordinary shares or issues of potential ordinary shares since the reporting date and before the completion of this financial report.

Note 24. Financial Instruments

(a)	Interest Rate Risk Exposures

The economic entity’s exposure to interest rate risk and the effective weighted average interest rate for each class of financial assets and liabilities is set out below.

		Floating		Fixed		Fixed
		Interest Rate		1 year or less		Over 1 to 5 years
		2002	2003	2002	2003	2002	2003
	Note	$’000	$’000	$’000	$’000	$’000	$’000

Financial assets
Cash	4	17,500	11,246	—	—	—	—
Deposits	4	1,718	1,245	20,543	17,394	—	—
Receivables	5	—	—	—	—	—	—

		19,218	12,491	20,543	17,394	—	—

Financial liabilities
Payables	10	—	—	—	—	—	—
Interest bearing liabilities	11	—	—	845	679	2,287	1,608

		—	—	845	679	2,287	1,608

Net financial assets/(liabilities)		19,218	12,491	19,698	16,715	(2,287)	(1,608)

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Non-interest				Weighted
	bearing		Total		Average Rate
	2002	2003	2002	2003	of Interest
	$’000	$’000	$’000	$’000	2002	2003

Financial assets
Cash	176	1,141	17,676	12,387	1.80%	1.38%
Deposits	—	—	22,261	18,639	4.79%	4.67%
Receivables	4,505	4,438	4,505	4,438	N/A	N/A

	4,681	5,579	44,442	35,464

Financial liabilities
Payables	4,280	5,656	4,280	5,656	N/A	N/A
Interest bearing liabilities	—	—	3,132	2,287	8.39%	8.42%

	4,280	5,656	7,412	7,943

Net financial assets/(liabilities)	401	(77)	37,030	27,521

(b)	Net fair value of financial assets and liabilities

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

(c)	Credit risk exposures

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

The company has three individual debtors with balances representing greater than 10% of total receivables balances. Two of these trade receivables have arisen in the USA and one has arisen in the UK. The total of these three receivables are $1,521,000. These balances are unsecured.

Note 25. Expenditure Commitments

	Consolidated

	2002	2003
	$’000	$’000
(a) Lease Commitments *
Commitments in relation to operating leases contracted for at the reporting date but not recognised as liabilities payable:
Not later than 1 year	444	432
Later than 1 year but not later than 2 years	443	354
Later than 2 year but not later than 3 years	352	24
Later than 3 year but not later than 4 years	17	—
Later than 4 year but not later than 5 years	—	—

	1,256	810

(b) Finance leases **
Commitments in relation to finance leases are payable as follows:
Not later than 1 year	976	776
Later than 1 year but not later than 2 years	776	899
Later than 2 year but not later than 3 years	899	767
Later than 3 year but not later than 4 years	767	15
Later than 4 year but not later than 5 years	15	—

Minimum lease payments	3,433	2,457
Less: Future finance charges	(301)	(170)

	3,132	2,287

Representing lease liabilities:
Current - (note 11)	845	679
Non-current - (note 11)	2,287	1,608

	3,132	2,287

(c) Other Expenditure Committments
Research and development contracts for service to be rendered:
Not later than one year	1,441	2,373
Later than 1 year but not later than 2 years	43	146

	1,484	2,519

*     Operating leases represent payments for property and equipment rental. Leases for property include an annual review for CPI increases.

**   Finance lease commitments have an average term of 4 years with an average interest rate of 8.39%. Assets which are subject to finance leases include building, plant and equipment.

There are currently no renewal options contained in these leases.

There are no commitments for capital expenditure outstanding at the end of the financial year.

Note 26. CONTINGENT LIABILITIES

Parent Entity Guarantees

(a)	The parent company has unconditionally guaranteed Novogen BV’s obligations under an agreement with a sales broker dated 10 March 1999, for the performance of commercial services in Netherlands. There is no limit on the amount guaranteed.

(b)	The parent company has unconditionally guaranteed financial support for Novogen Limited (UK) should it be unable to meet its financial obligations. There is no limit on the amount guaranteed.

(c)	The parent company has guaranteed in a deed dated 16 May 2002 the performance of the Novogen subsidiaries arising in connection with the License Agreement and the Manufacturing and Supply Agreement with Marshall Edwards Pty Limited. There is no limit on the amount guaranteed.

(d)	As a condition of the Class Order, Novogen Limited and the controlled entities subject to the Class Order, entered into a Deed of Cross Guarantee on 28 May 1999. The effect of the deed is that Novogen Limited has guaranteed to pay any deficiency in the event of winding up of the controlled entities. The controlled entities have also given a similar guarantee in the event that Novogen Limited is wound up.

     Note 27. SUBSEQUENT EVENTS

Apart from the following there have been no significant events occurring after balance date which have had a material impact on the business.

During December 2003, MEI completed an initial public offering of 2,392,000 common stock units. The units consist of one share of common stock and one warrant and were priced at US $7.50. MEI has also applied to have its common stock and the warrants being issued as part of the Unit quoted on the Nasdaq National Market.

During November 2003, MEI received US$10,056,000 following the exercise of 2,514,000 warrants which were issued as part of the AIM listing in May 2002.

Following exercise of the warrants, and the MEI public offering Novogen holds 86.94% of MEI’s common stock, excluding the possible exercise of the warrants forming part of the public offering.

The Company has been notified by the Therapeutic Goods Administration (TGA) that it is reviewing the current listing status of its dietary supplements products in Australia. These products are currently listed as “AUSTL” listed complementary medicine. Following the completion of this review, these products could retain this status or be delisted in Australia. The Company believes that its products qualify for their current listing status as “AUSTL” listed complementary medicine. However, no assurance can be given that the TGA will ultimately reach this conclusion. In the event of an adverse determination by the TGA, the Company will consider what further options are available to it.

Note 28. PENSION PLANS

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

Contributions expensed by the company for each of the periods were as follows:

	2001	2002	2003
	A$’000	A$’000	A$’000

Contribution expense	330	325	604

Note 29. DIVIDENDS

The company has incurred losses since its inception and, as a result, has not declared any dividends. Any dividends in future periods will be declared in Australian dollars.

Note 30. DIFFERENCES BETWEEN AUSTRALIAN GAAP AND US GAAP

Australian GAAP varies in certain respects from accounting principles generally accepted in the United States (US GAAP). The differences relate principally to the following items and the adjustments necessary to reconcile the consolidated net loss for the years ended June 30, 2001, 2002 and 2003 in accordance with US GAAP are shown below.

The US GAAP capitioned statements of operations for the years ended June 30, 2001, 2002 and 2003 are as follows:

	US GAAP

	2001	2002	2003	2003
	A$’000	A$’000	A$’000	US’$’000
Operating Revenue
Sales Revenue	25,415	17,644	18,502	12,420
Other Operating Revenue	2,343	3,463	3,325	2,232

Total Operating Revenue	27,758	21,107	21,827	14,652

Costs and Expenses
Cost of Goods Sold	(8,653)	(7,583)	(7,200)	(4,833)
Research & Development	(8,419)	(7,853)	(8,252)	(5,540)
Selling and Promotions	(23,379)	(13,744)	(11,585)	(7,777)
Shipping and Handling	(533)	(480)	(468)	(314)
Bad & Doubtful Debts Expense	(146)	(661)	(52)	(35)
General and Administrative	(9,278)	(5,791)	(5,378)	(3,610)

Total Costs and Expenses	(50,408)	(36,112)	(32,935)	(22,109)

Loss from operations	(22,650)	(15,005)	(11,108)	(7,457)

Other Income (Expense)
Interest Expense	(346)	(345)	(132)	(89)
Exchange Gains/(Losses)	44	(482)	(516)	(346)
Other	1,169	709	1,278	858

Total Other Income (Expense)	867	(118)	630	423

Loss Before Income Tax	(21,783)	(15,123)	(10,478)	(7,034)

Income tax	(30)	(45)	7	5
Minority Interest	0	19	212	142

Net loss	(21,813)	(15,149)	(10,259)	(6,887)

Loss per share - basic and diluted	(25.4)	(15.9)	(10.7)	(7.2)

		Year ended 30 June

		2001	2002	2003
		A$’000	A$’000	A$’000

Consolidated Net Loss
Net loss reported under Australian GAAP		(21,764)	(14,673)	(10,666)
Adjustments required to accord with US GAAP:
Amortization of goodwill	(i)	33	33	—
Goodwill written off		—	—	224
Stock based compensation cost	(ii)	(82)	(53)	(29)
Minority interest in net losses of subsidiaries	(vi)	—	19	212
Adjustment for sales returns	(v)	—	(475)	—

Net loss under US GAAP		(21,813)	(15,149)	(10,259)

Basic and diluted (loss) per share according to US GAAP (cents)		(0.25)	(0.16)	(0.11)
Weighted average number of ordinary shares outstanding during the year used in calculation of basic and diluted (loss) per share		85,646,585	95,187,449	95,472,984
Comprehensive Income
Net loss according to US GAAP		(21,813)	(15,149)	(10,259)
Other comprehensive income resulting from foreign currency translation		—	—	(1,956)

Total comprehensive income		(21,813)	(15,149)	(12,215)

In 2001, 2002 and 2003, exercise of the options issued by the Company would have been anti-dilutive and, therefore, was not considered in the computation of diluted earnings per share. Details of options are set out in note 14. Outstanding options at the end of the financial years are, 2,025,076 in 2001, 2,207,663 in 2002 and 2,441,951 in 2003.

The following is a reconciliation of the adjustments necessary to reconcile shareholders’ equity in accordance with Australian GAAP to the amounts determined under US GAAP as at June 30, 2002 and 2003:

		At 30 June

		2002	2003
		A$’000	A$’000

Shareholders’ Equity
Shareholders’ equity reported using Australian GAAP		54,045	42,397
Cumulative adjustments required to accord with US GAAP:
Reversal of recognition of goodwill	(i)	(492)	—
Amortization of goodwill	(i)	268	—
Stock based compensation cost	(ii)	(728)	(757)
Minority interest equity	(vi)	(766)	(571)
Adjustment for sales returns	(v)	(475)	—

Shareholders’ equity according to US GAAP		51,852	41,069

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

For the purposes of Australian GAAP, Novogen accounted for both acquisitions as purchase transactions with the cost of acquisition being based on a valuation performed before the acquisition of A$7 million for Research and A$400,000 for Laboratories. For the purposes of U.S. GAAP, the transfer of Research into Novogen (a shell with no assets) represents a re-capitalization of Research and, accordingly, no revaluation of Research’s assets is appropriate under US GAAP and no goodwill was recognised under US GAAP. The purchased fair values of Research’s assets, principally intangible assets, have therefore been eliminated in the reconciliation to US GAAP. No US GAAP adjustment was required, however, in relation to the acquisition of Laboratories.

Goodwill has been fully written off in 2003 based on the Directors assessment that no future benefits were considered probable from this intangible asset.

(ii)  Stock Based Compensation

In accordance with Australian GAAP, no compensation expense has been recognised in respect of options issued by the company. Particulars of options issued by Novogen are summarised in Note 14.

(a)  For US GAAP purposes, in respect of the options issued to executive officers and employees, as permitted by SFAS 123, Novogen follows the provisions of Accounting Principles Board Opinion No. 25 (APB 25) “Accounting for Stock Issued to Employees” and related interpretations in accounting for compensation expense related to the issuance of stock options. No stock-based compensation cost is included in the determination of net loss, as reported, as none of the options granted to employees are compensatory as measured under ABP25 and related interpretations. Under APB 25, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company’s stock at the grant date over the exercise price, multiplied by the number of options issued. The total compensation cost is amortized over the service (vesting) period. Had compensation cost related to issues of options to executive officers and other employees been recorded at fair value on the date of grant in accordance with SFAS 123 “Accounting for Stock Based Compensation” (SFAS 123), Novogen’s net loss and loss per share amounts (calculated in accordance with US GAAP) would have been reduced to the pro forma amounts indicated below:

	2001	2002	2003
	A$’000	A$’000	A$’000

Net loss after income tax (US GAAP)
- As reported	(21,813)	(15,149)	(10,259)
- Stock-based employee compensation – fair value method	(217)	(271)	(411)
- Pro forma	(22,030)	(15,420)	(10,670)
Basic and diluted loss per share (US GAAP)
- As reported	(0.25)	(0.16)	(0.11)
- Pro forma	(0.26)	(0.16)	(0.12)

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

The following table summarises non-employee stock options issued to consultants who perform services for Novogen:

Consultant Options

	2001		2002		2003

		Weighted		Weighted		Weighted
		average		average		average
		exercise		exercise		exercise
	Options	price A$	Options	price A$	Options	price A$

Outstanding at the beginning of the year	326,350	A$2.28	348,778	A$2.28	397,728	A$2.28
Granted	57,428	A$3.63	101,950	A$2.05	37,200	A$2.10
Exercised	35,000	A$1.00	53,000	A$2.00	67,418	A$2.05
Outstanding at the end of the year	348,778	A$2.28	397,728	$2.69	367,510	$2.75
Exercisable at the end of the year	58,860	A$2.90	265,207	A$2.83	316,222	A$2.77
Weighted average fair value of options granted during the year	A$1.43		A$0.52		A$0.78

Employee Options

	2001		2002		2003

		Weighted		Weighted		Weighted
		average		average		average
		exercise		exercise		exercise
	Options	price A$	Options	price A$	Options	price A$

Outstanding at the beginning of the year	1,502,467	A$3.02	1,676,298	A$3.02	1,809,935	A$3.01
Granted	247,604	A$4.00	695,528	A$1.53	526,332	A$2.10
Exercised	3,513	A$1.93	289,939	A$1.77	131,653	A$2.14
Expired	70,260	A$3.32	271,952	A$2.83	130,173	A$2.25
Outstanding at the end of the year	1,676,298	A$2.99	1,809,935	A$2.61	2,074,441	A$2.02
Exercisable at the end of the year	732,917	A$2.27	585,321	A$3.01	1,069,757	A$2.94
Weighted average fair value of options granted during the year	A$0.92		A$0.39		A$0.78

The fair value of these options was estimated at the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions for 2001, 2002 and 2003 respectively. Risk free interest rate 6.17% and 5.09% and 5.71%. Dividend yields of 0% in each of the three years, volatility factors of 0.216 in 2001, 0.273 in 2002 and 0.362 in 2003, and a weighted average life of 4 years.

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

	2001	2002	2003
	A$’000	A$’000	A$’000

Cash and cash equivalents under Australian GAAP	31,129	39,937	31,026
Restricted cash (note 13)	(2,500)	(2,500)	(2,500)

Cash and cash equivalents under US GAAP	28,629	37,437	28,526

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

The components of the US GAAP net deferred tax asset at June 30, 2002 and 2003, are as follows:

2002	2003
A$’000	A$’000

Deferred tax asset (at Australian statutory rate of 30%)
Depreciation	649	771
Provisions Accruals	674	851
Exchange Losses	1,661	166
Other	731	629
Losses carried forward	– Australian	1,789	6,229
– United States	13,154	10,428
– other	2,815	4,204

Total deferred tax assets	21,473	23,278
Deferred tax liability
Exchange Gains	—	—
Other	(1,934)	(718)
Prepayments	(6)	(1)

Total Deferred Tax Liability	(1,940)	(719)

Net deferred tax asset	19,533	22,559

Valuation Allowance	(19,533)	(22,559)
Net Recorded Deferred Taxes	—	—

Deferred taxes have not been separated between current and non current. All deferred taxes are expected to be non current since there is no current tax liability and no current tax liability is anticipated for the next financial year.

	2001	2002	2003

Components of Income Tax Expense	A$’000	A$’000	A$’000

Current Expense	30	45	(7)
Deferred Expense	8,261	(474)	3,026
Movement in Valuation Allowance	(8,261)	474	(3,026)

Income Tax Expense	30	45	(7)

(v)  Revenue

	2001	2002	2003
	(A$’000)	(A$’000)	(A$’000)
Sales Revenue reported using Australian GAAP	26,663	19,582	19,630
Trade Promotions	(1,248)	(1,463)	(1,128)
Adjustment for sales returns	—	(475)	—

Sales Revenue reported using US GAAP	25,415	17,644	18,502

Trade Promotions

EITF Issue 00-14 - Accounting for certain sales incentives required trade promotion expenditure to be deducted from sales revenue. Prior period financial information presented for comparative purposes have been reclassified where appropriate. Certain trade promotion expenditures are charged to selling and marketing expenses under Australian GAAP. These expenses are for retail price discounts whereby Novogen makes a contribution to the retailers’ promotional costs of Novogen’s products. Under US GAAP, these amounts are treated as a discount reducing the reported sales figures.

Sales Returns

Historically, the company did not sell its products with rights of return, however during 2002 as a result of disappointing sales of one product the company accepted returns totalling A$2.1 million. Under US GAAP, SFAS 48, “Revenue Recognition When Right of Return Exists”, requires that an allowance be recorded for an implied right of return, regardless of whether that right exists on a contractual basis. Accordingly, an adjustment for estimated sales returns was recorded under US GAAP in 2002. The Company has granted rights of return to specific customers in 2003. Consequently AUD369,000, has been included in the Australian accounts, in 2003 to recognise the estimated amount of sales returns expected at year end based on managements assessment of additional returns expected in 2004.

(vi)  Minority interests

Under Australian GAAP, equity in consolidated subsidiaries issued outside the economic entity is referred to as “Outside Equity Interests” and is included as a component of equity but excluded from the determination of net loss. Under U.S. GAAP, Outside Equity Interests are referred to as “Minority Interests” and are separately classified between the liabilities and equity sections of the Statement of Financial Position. Net loss, in the statement of operations, is presented net of the minority’s share of the subsidiary’s net loss.

Refer Note 16 for subsidiaries full detail of minority interest equity.

(vii) Recent Accounting Pronouncements

In December 2002, the Financial Accounting Standards Board (the “FASB”) issued SFAS No. 148, Accounting for Stock-Based Compensation - Transition and Disclosure. SFAS No. 148 amends SFAS No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition to SFAS No. 123’s fair value method of accounting for stock-based employee compensation. SFAS No. 148 also amends the disclosure provisions in SFAS No. 123 and Accounting Principles Board Opinion No. 28, Interim Financial Reporting, to require disclosure in the summary of significant accounting policies of the effects of an entity’s accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in annual and interim financial statements. The Company adopted the disclosure provisions in 2003. The adoption of SFAS No. 148 did not have a significant impact on the Company’s consolidated results of operations or financial position.

In January 2003, the FASB issued FIN No. 46, “Consolidation of Variable Interest Entities.” The primary objective of FIN No. 46 is to provide guidance on the identification of, and financial reporting for, entities over which control is achieved through means other than voting rights; such entities are known as variable interest entities. FIN No. 46 requires variable interest entities to be consolidated by the primary beneficiary of the variable interest entities and expands disclosure requirements for variable interest entities that are consolidated as well as those within which an enterprise holds a significant variable interest. FIN No. 46 is effective immediately for all variable interest entities created after January 31, 2003, and is effective no later than the beginning of the first interim or annual reporting period beginning after June 15, 2003 for all variable interest entities created prior to February 1, 2003. The Company is currently in the process of evaluating any effect the adoption of FIN No. 46 will have on our consolidated financial position, results of operations and cash flows.

Accounting pronouncement issued by the FASB or other authoritative accounting standards groups with future effective dates are either not applicable or not significant to the consolidated financial statements.

SIGNATURES

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

NOVOGEN LIMITED

/s/ CHRISTOPHER NAUGHTON

Mr Christopher Naughton
Managing Director

Date: December 23, 2003