Form 20-F
period 2004-06-30
NOVOGEN LTD
filed 2005-01-13
CIK 1075880

SECURITIES AND EXCHANGE COMMISSION

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended June 30, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to

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

The number of outstanding Ordinary Shares of the issuer as at June 30, 2004 was 96,723,543.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes	☑	No	☐

Indicate bycheck mark which financial statement item the registrant has elected to follow.

Item 17	☐	Item 18 ☑

i

PART III

ITEM 17.	Financial Statements – Not Applicable	67

ITEM 18.	Financial Statements	67

ITEM 19.	Exhibits	67

ii

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Security Exchange Act of 1934, as amended. All statements other than statements of historical facts contained in this Annual Report, including statements regarding the future financial position, business strategy and plans and objectives of management for future operations, are forward-looking statements. The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” and similar expressions, as they relate to the Company, are intended to identify forward-looking statements. The Company has based these forward-looking statements largely on current expectations and projections about future events and financial trends that it believes may affect financial condition, results of operations, business strategy and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including, without limitation, those described in “Risk Factors” and elsewhere in this Form 20-F, including, among other things:

•	our inability to obtain any additional required financing or financing available to us on acceptable terms;

•	costs and delays in the development and/or receipt of FDA or other required governmental approvals, or the failure to obtain such approvals, for our products;

•	uncertainties in clinical trial results;

•	competition and competitive factors;

•	our inability to protect our patents or proprietary rights and obtain necessary rights to third party patents and intellectual property to operate our business;

•	our inability to operate our business without infringing the patents and proprietary rights of others;

•	general economic conditions;

•	government regulation generally and the receipt of regulatory approvals;

•	changes in industry practice; and

•	one-time events.

These risks are not exhaustive. Other sections of the Annual Report on Form 20-F may include additional factors which could adversely impact the business and financial performance. Moreover, the Company operates in a very competitive and rapidly changing environment. New risk factors emerge from time to time and it is not possible for us to predict all risk factors, nor can the Company assess the impact of all factors on the business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

You should not rely upon forward looking statements as predictions of future events. The Company cannot assure you that the events and circumstances reflected in the forward looking statements will be achieved or occur. Although the Company believes that the expectations reflected in the forward looking statements are reasonable, it cannot guarantee future results, levels of activity, performance or achievements.

PART I

Item 1. Identity of Directors, Senior Management and Advisors

Item 1 details are not required to be disclosed as part of the Annual Report.

Item 2. Offer Statistics and Expected Timetable

Item 2 details are not required to be disclosed as part of the Annual Report.

Item 3. Key Information

Selected Financial Data

The selected financial data at June 2004 and 2003 and for the years ended June 30 2004, 2003 and 2002, have been derived from the Consolidated Financial Statements of Novogen Limited (“Company” or “Group”) included in this Annual Report and should be read in conjunction with and are qualified in their entirety by reference to those statements and the notes thereto. The selected financial data at June 30, 2002, 2001 and 2000 and for the years ended June 30, 2001 and 2000 have been derived from Consolidated Financial Statements of the Company not included in this Annual Report. The Consolidated Financial Statements in this Annual Report have been prepared in accordance with accounting principles generally accepted in Australia (Australian GAAP) which varies in certain respects from accounting principles generally accepted in the United States (US GAAP). A reconciliation of the major differences between Australian GAAP and U.S. GAAP is included in Note 30 to the Consolidated Financial Statements. The Consolidated Financial Statements have been audited in accordance with generally accepted auditing standards in the United States by the Company’s independent registered public accountants.

The Company’s fiscal year ends on June 30. As used throughout this Annual Report, the word “fiscal” followed by a year refers to the 12 month period ending on June 30 of that year. For example, the term “fiscal 2004” refers to the 12 months ended June 30, 2004. Except as otherwise indicated, all dollar amounts referred to in this Annual Report are at the consolidated level and exclude inter-company amounts.

Summary of Consolidated Statement of Financial Performance
(Australian GAAP)

	2000	2001	2002	2003	2004	2004
	(A$’000)	(A$’000)	(A$’000)	(A$’000)	(A$’000)	(US$’000)
Sales Revenue	23,407	26,663	19,582	19,630	12,720	8,843
Other Revenue	3,337	3,569	4,706	4,626	3,726	2,590

Total Revenue	26,744	30,232	24,288	24,256	16,446	11,433

Net Loss Attributable to Members of Novogen	(13,679)	(21,764)	(14,654)	(10,454)	(10,935)	(7,602)

Net Loss	(13,679)	(21,764)	(14,673)	(10,666)	(12,579)	(8,745)

Net Loss from Operations per share (Cents per share)	(17.1)	(25.4)	(15.4)	(10.9)	(11.4)	(7.9)
Weighted average number of Ordinary shares used to calculate Loss per share	79,769,553	85,646,585	95,187,449	95,472,984	96,107,215
Number of outstanding Ordinary Shares at year end	84,836,262	95,069,775	95,412,714	95,611,785	96,723,543
Adjusted to accord with US GAAP
Sales Revenue	22,519	25,415	17,644	18,977	11,774	8,185

Total Revenue	25,856	28,984	21,107	22,302	14,188	9,863

Net (loss)	(13,672)	(21,813)	(15,149)	(10,259)	(11,410)	(7,932)

Net (loss) from operations per share (Cents per share)	(17.1)	(25.4)	(15.9)	(10.7)	(11.9)	(8.3)

Note: Sales revenue reported under U.S. GAAP has been adjusted to reflect the impact of certain promotional expenditures in accordance with EITF Issue 00-14-Accounting for Certain Sales Incentives. Prior year’s financial statements have been reclassified where appropriate. Certain trade promotion expenditures are charged to marketing and selling expenses under Australian GAAP. These expenses are for co-operative advertising whereby the Company pays for the retailers’ promotion of the Company’s products. This would typically take the form of instore price promotions. The payment of co-operative advertising is usually made in the form of an agreed amount taken off invoice.Under U.S. GAAP these amounts are treated as a discount to sales hence reducing the reported sales figures. See Note 30 to the Consolidated Financial Statements for the reconciliation to U.S. GAAP.

Summary of Consolidated Statement of Financial Position at June 30, 2004
(Australian GAAP)

	2000	2001	2002	2003	2004	2004
	(A$’000)	(A$’000)	(A$’000)	(A$’000)	(A$’000)	(US$’000)
Cash and Cash Equivalents	28,820	31,129	39,937	31,026	58,431	40,621
Total Assets	65,081	61,206	61,900	50,812	77,413	53,818
Net Assets	52,724	51,906	54,045	42,397	69,211	48,115
Capital Stock	100,276	121,222	137,249	138,206	170,276	118,376
Adjusted to accord with US GAAP
Total Assets	64,728	60,949	61,676	50,812	77,413	53,818
Shareholders Equity	52,408	50,974	51,852	41,069	65,759	45,716

No dividends have been declared by the Company in the fiscal years included in this Annual Report.

The Company publishes its Consolidated Financial Statements expressed in Australian dollars. In this Annual Report, references to “US dollars” or “US$” are to the currency of the United States of America (“US”) and references to “Australian dollars” or “A$” are to the currency of Australia. For the convenience of the reader, this Annual Report contains translations of certain Australian dollar amounts into U.S. dollars at specified rates. These translations should not be construed as representations that the Australian dollar amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. Unless otherwise stated, the translations of Australian dollars into U.S. dollars have been made at the rate of US$0.6952 = A$1.00, the noon market buying rate in New York City for cable transfers in Australian Dollars as certified for customs purposes by the Federal Reserve Bank of New York (the noon buying rate) on June 30, 2004.

The noon buying rate on December 31, 2004 was US$0.7805 = A$1.00

Exchange Rates for the six months to December 2004

A$ versus US$

Month	High	Low
July	$0.7334	$0.6980
August	$0.7245	$0.7001
September	$0.7244	$0.6800
October	$0.7478	$0.7207
November	$0.7903	$0.7447
December	$0.7805	$0.7495

Exchange Rates for the Last Five Years A$ versus US$

Fiscal Year	Average
Ended June 30	Rate
2000	$0.6237
2001	$0.5320
2002	$0.5236
2003	$0.5836
2004	$0.7109

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

Unproven Phenolic Technology

The Company’s phenloic technology is relatively new and evolving. The successful development and market acceptance of the Company’s proposed products are subject to inherent developmental risks. These include ineffectiveness or lack of safety, unreliability, failure to receive necessary regulatory clearances or approvals, high commercial cost and preclusion or obsolescence resulting from third parties’ proprietary rights or superior or equivalent products, as well as general economic conditions affecting purchasing patterns.

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

Failure of Phenolic Drug Development

Phenolic drug development is an entirely novel and unproven field of pharmaceutical drug development and there is limited scientific understanding of phenolic technology on which the Company’s drug program is based. There can be no assurance that any of the compounds under development by the Company will prove to be sufficiently efficacious, or sufficiently safe, or sufficiently cost-effective to be commercially viable. The commercialization process of the products currently undergoing clinical trials including the anti cancer drug candidate phenoxodiol (“NV-06”) being developed by Marshall Edwards, Inc., a subsidiary of Novogen whose shares are traded on the Nasdaq National Market, NV-04, the Company’s cardiovascular drug candidate and NV-07a the Company’s anti inflammatory drug candidate, may be delayed if the U.S. Food and Drug Administration (“FDA”) or another regulatory authority requires the expansion in the size and scope of any clinical trial. It may take many years to complete the testing and failure can occur at any stage in the process. Negative or inconclusive results or adverse medical events during a clinical trial could cause Novogen to delay or terminate development efforts.

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

Review of Product Registration

FDA and other governmental approvals that may be granted to the Company will be subject to continual review, and later discovery of previously unknown problems may result in withdrawal of products from the market. For example, the Company has been notified by the Therapeutic Goods Administration (“TGA”) that it is reviewing the current listing status of its dietary supplements products in Australia. These products are currently listed as “AUSTL” listed complementary medicine, under regulations of the TGA. Following the completion of this review, these products could retain this status or be de-listed in Australia. The Company believes that its products qualify for their current listing status as “AUSTL” listed complementary medicine. However, no assurance can be given that the TGA will ultimately reach this conclusion. In the event of an adverse determination by the TGA, the Company will consider what further options are available to it. Moreover, if and when any FDA or other governmental approval is obtained, the marketing and manufacture of the Company’s products would remain subject to extensive regulatory requirements administered by the FDA and other regulatory bodies. Failure to comply with these regulatory requirements could, among other things, result in fines, suspensions or withdrawal of regulatory approvals, operating restrictions and criminal prosecution.

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

Supply of Raw Material

An important risk concerns the supply of raw material (red clover) used to produce the company’s consumer products. Numerous environmental factors (drought, disease, storms) can affect crop quality and quantity. Although the Company has attempted to address this risk by sourcing clover from regions of geographic diversity within Australia, and from areas of historically reliable water supply, there can be no assurance of a continual supply of sufficient quantity and quality of red clover. Interruptions in supply or material increases in the cost of supply could have a material adverse effect on the Company’s business, financial condition and results of operations.

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

Litigation, which could result in substantial costs to and diversion of effort by the Company, may also be necessary to enforce any patents issued or licensed to the Company or to determine the scope and validity of third party proprietary rights. If competitors of the Company that claim technology also claimed by the Company prepare and file patent applications in the U.S., the Company may have to participate in interference proceedings declared by the U.S. Patent and Trademark office to determine priority of invention, which could result in substantial cost to and diversion of effort by the Company, even if the eventual outcome is favorable to the Company. Any such litigation or interference proceedings, regardless of outcome, could be expensive and time consuming. Litigation could subject the Company to significant liabilities to third parties, requiring disputed rights to be licensed from third parties or require the Company to cease using certain technologies and, consequently, could have a material adverse effect on the Company’s business, financial condition and results of operations.

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

Effects of International Sales

The Company and its marketing partners intend to market the Company’s current and future products in most major world pharmaceutical markets. A number of risks are inherent in international transactions. In order for the Company to market its products in the U.S., Europe, Australia, Canada, Japan and certain other foreign jurisdictions, the Company must obtain required regulatory approvals or clearances and otherwise comply with extensive regulations regarding safety, manufacturing processes and quality. There can be no assurance that the Company will be able to obtain or maintain regulatory approvals or clearances in such countries or that it will not be required to incur significant costs in obtaining or maintaining its foreign regulatory approvals or clearances.

Fluctuations in currency exchange rates may adversely affect the demand for the Company’s products by increasing the price of the Company’s products in the currency of the countries in which the products are sold.

The Company’s consolidated financial statements are presented in Australian dollars. In fiscal 2004, the Company’s revenue was generated approximately 36% in U.S. dollars and approximately 32% in Australian dollars with the balance of revenue in Pounds Sterling, Euros and Canadian dollars. Fluctuations in the rates of exchange between U.S. dollar and other foreign currencies may negatively impact the Company’s financial condition and results of operations. As the Company expands its presence into the U.S. and other international markets, the Company expects the percentage of both its revenues and expenditures denominated in non-Australian dollars to increase, with particular emphasis on U.S. dollars. For the foreseeable future, the Company expects its expenditures to be predominantly denominated in Australian dollars, resulting primarily from the Company’s R & D and manufacturing activities in Australia, and expects capital expenditures to be denominated in Australian dollars.

Dependence Upon Key Personnel

The Company is highly dependent upon the principal members of its management and scientific staff. In addition, the Company believes that its future success in developing marketable products and achieving a competitive position will depend to a significant extent on whether it can attract and retain additional qualified management and scientific personnel. Competition for such personnel is intense, and there can be no assurance that the Company will be able to continue to attract and retain such personnel. The loss of the services of one or more of the management or scientific staff, or the inability to attract and retain additional personnel and develop expertise as needed, could have a material adverse effect on the Company’s results of operations and financial condition. The Company maintains key person life insurance for Dr. Kelly, Mr. Naughton and Professor Husband, currently set at A$2,226,000 each. The proceeds of such policies are payable to the Company.

Limited Manufacturing Experience

The Company currently relies on its own extraction facility to produce commercial quantities of isoflavones used in the manufacture of dietary supplement products. The facility is expected to be sufficient to meet anticipated demand during fiscal 2005 and beyond. To the extent the Company relies on others, the Company will lose a degree of control over the manufacturing process and will be dependent on such third parties to satisfy performance and quality standards and dedicate sufficient production capacity to meet demand and delivery times. There can be no assurance that third party manufacturers will devote the resources necessary to meet demand for the Company’s products. Failure or delay in supplying isoflavones would adversely affect the Company’s ability to deliver products on a timely and competitive basis.

In addition, the manufacture of the Company’s products is subject to periodic inspection by regulatory authorities and certain marketing partners, and the Company’s manufacture of its products for human use is subject to regulation and inspection by regulatory authorities for compliance with Current Good Manufacturing Practice (cGMP). There can be no assurance that these authorities will not, during the course of an inspection of existing or future facilities, identify what they consider to be deficiencies in cGMP or other requirements and request, or seek, remedial action. Failure to comply with such regulations or delay in attaining compliance may adversely affect the Company’s manufacturing activities and could result in, among other actions, warning letters, injunctions, civil penalties, refusal to grant approvals or clearances of future or pending product submissions, fines, recalls or seizure of products, total or partial suspensions of production and criminal prosecution.

Limited Marketing Capacity; Dependence on Others

The Company relies on its own marketing staff for the marketing and sale of its current and proposed products in Australia, Canada, the U.S., the UK and the Netherlands. The Company presently has limited marketing and sales staff. Achieving market acceptance for the Company’s products will require extensive and substantial efforts by experienced personnel as well as expenditure of significant funds. There can be no assurance that the Company will be able to establish sufficient marketing, distribution and sales capabilities necessary to achieve market penetration in these geographical areas.

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

Effect of Government Regulation

Pharmaceutical products, including pharmaceuticals such as the Company’s phenolic hormone drug candidates, are significantly regulated by a number of governmental entities, especially by the FDA in the U.S. and by comparable authorities in other countries, including Australia. These agencies regulate, among other things, research and development activities and the testing, manufacture, safety, effectiveness, labeling, storage, record keeping, approval, advertising, promotion, distribution and sale of such products. Product development and approval within this regulatory framework takes a number of years and involves the expenditure of substantial resources. Many products, that initially appear promising, ultimately do not reach the market because they are found to be unsafe or do not demonstrate efficacy during the testing required by the regulatory process.

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

Enforceability of Civil Liabilities under the Federal Securities Laws

The Company is a public company limited by shares and is registered and operates under the Australian Corporations Act 2001. All of the Company’s directors and officers named in this Annual Report reside outside the US. Substantially all or a substantial portion of the assets of those persons are located outside the US. As a result, it may not be possible to effect service on such persons in the U.S. or to enforce, in foreign courts, judgments against such persons obtained in U.S. courts and predicated on the civil liability provisions of the federal securities laws of the US. Furthermore, substantially all of the directly owned assets of the Company are outside the U.S., and, as such, any judgment obtained in the U.S. against the Company may not be collectible within the US. There is doubt as to the enforceability in the Commonwealth of Australia, in original actions or in actions for enforcement of judgments of U.S. courts, of civil liabilities predicated solely upon federal or state securities laws of the U.S., especially in the case of enforcement of judgments of U.S. courts where the defendant has not been properly served in Australia.

The trading price of the shares of the Company’s common stock and ADRs could decline in value if the trading price of the shares of common stock of its listed subsidiary company, Marshall Edwards, Inc., declines.

Novogen currently owns 86.9% of it’s subsidiary Marshall Edwards, Inc., whose shares are traded on the Nasdaq National Market and on the AIM market in London. If the trading price of Marshall Edwards’ shares declines or its business does not achieve its objectives or its product development program is delayed, it could have an adverse affect on Novogen’s share price.

The trading price of the shares of the Company’s common stock and ADRs is highly volatile, your investment could decline in value and the Company may incur significant costs from class action litigation.

The trading price of the Company’s common stock and ADRs is highly volatile in response to various factors, many of which are beyond the Company’s control including:

•	Announcements of technological innovations by the Company and its competitors;

•	New products introduced of announced by the Company or its competitors;

•	Changes in financial estimates by securities analysts;

•	Actual or anticipated variations in operating results;

•	Expiration or termination of licenses, research contracts or other collaboration agreements;

•	Conditions or trends in the regulatory climate in the biotechnology, pharmaceutical and genomics industries;

•	Changes in the market values of similar companies;

•	The liquidity of any market for the Company’s securities;

•	Additional sales by the Company of its shares.

     In addition, equity markets in general and the market for biotechnology and life sciences companies in particular, have experienced substantial price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the companies traded in those markets. In addition, changes in economic conditions in Australia, the United States, Europe, or globally, could impact on the Company’s ability to grow profitably. Adverse economic changes are outside the Company’s control and may result in material adverse impacts on its business or its results of operations. These broad market and industry factors may materially affect the market price of the Company’s shares and ADRs regardless of its development and operating performance. In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been instituted against that company. Such litigation, if instituted against the Company could cause it to incur substantial costs and divert management’s attention and resources.

Item 4 – Information on the Company

History and development of the Company.

Novogen Limited, a company limited by shares, was incorporated in March 1994 under the jurisdiction of the laws of New South Wales, Australia. Novogen has its registered office at 140 Wicks Rd, North Ryde, New South Wales 2113. Its telephone number and other contact details are: Phone 61-2-9878-0088; Fax 61-2-9878-0055; and web site, www.novogen.com (the information contained in the web site does not form part of the Annual Report). The Company’s Ordinary Shares are listed on the Australian Stock Exchange (“ASX”) under the symbol “NRT” and its American Depositary Receipts (ADRs), each representing five ordinary shares, trade on the Nasdaq Stock Market under the symbol “NVGN”.

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

In June 2000, the Company raised A$17.9 million from the issue of 5.018 million Ordinary Shares at A$3.5819 per share. The proceeds have been used to finance clinical trials for Novogen’s anti-cancer drug candidate phenoxodiol (“NV-06”) which is currently being developed and commercialized by the Company’s subsidiary, Marshall Edwards, Inc, and is in Phase I/II clinical trials in the U.S. and Australia, and to augment Novogen’s cash flow from the international sales of its over-the-counter products.

During May 2001, 10.195 million Ordinary Shares with a value of A$20.9 million were issued to a number of international institutions at the price of A$2.05 per share, the closing price on the ASX on May 23, 2001. The equity receipts were used to fund the ongoing clinical trials of phenoxodiol (NV-06) and to augment the cash flow from the international sales of the over-the-counter dietary supplement business.

Marshall Edwards, Inc.

Marshall Edwards, Inc. (MEI), a U.S. subsidiary of Novogen, was established to provide a commercial vehicle for Novogen’s anti-cancer drug candidates, the first of which is phenoxodiol (NV-06). Novogen has licensed phenoxodiol to MEI’s Australian subsidiary Marshall Edwards Pty Limited (MEPL) which will be responsible for the continued development of phenoxodiol (NV-06) and its ultimate commercialisation under the terms of the license. Novogen provides services, clinical trial management and drug supplies to MEI and MEPL.

During May 2002, MEI, raised US$10.1 million in a private placement to European, American and Australian investors and institutions at US$4.00 each with an attaching warrant exercisable prior to November 30, 2003 at US$4.00 per share. Shares of MEI are listed on the London Stock Exchange’s Alternative Investment Market (AIM).

During June 2003, MEI received an aggregate of US$36,000 (A$53,000) following the exercise of 9,000 warrants, at US$4.00 per share, which were issued as part of the AIM listing in May 2002.

In November 2003, MEI received an aggregate of US$10,056,000 (A$14,035,000) following the exercise of 2,514,000 warrants, at US$4.00 per share, which were issued as part of the AIM listing in May 2002.

In December 2003, MEI completed an initial public offering in the United States of 2,392,000 common stock units at an initial public offering price of US$7.50 per unit. Each common stock unit consists of:

•	one share of common stock; and

•	one warrant to purchase a share of common stock at an exercise price equal to US$9.00.

The net proceeds to the company from the offering totalled approximately US$15,522,000 (A$20,815,000).

As a result of the above two transactions Novogen retains an 86.9% ownership interest in Marshall Edwards, Inc.

During April 2003, Glycotex, Inc., a U.S. subsidiary of Novogen Inc., established to provide a commercial vehicle for Novogen’s glucan technology, raised A$500,000 in an initial private placement of 50,000 shares from Australian and international investors and institutions. Novogen now owns 97.6% of Glycotex Inc.

The shares were issued at A$10.00 each with attaching warrants to purchase a further two shares at an exercise price of A$10.00 per share. The attaching warrants are exercisable prior to November 5, 2004. Novogen also issued to these investors a convertible security enabling investors to convert each share of Glycotex Inc. common stock to two Novogen shares at an equivalent Novogen share price of A$5.00 per share. If 50% of the holders exercise the conversion feature, then Novogen can require that the other Glycotex shareholders convert their shares to Novogen shares.

On November 5, 2004 Glycotex Inc received a total of A$900,000 following the exercise of 90,000 warrants at an exercise price of A$10.00 per share which were issued as part of the initial private placement. Also, Novogen will issue 10,000 of its shares following the conversion of 5,000 Glycotex shares under the terms of the Novogen convertible security.

Following the exercise of the warrants and the convertible security Novogen retains 93.4% ownership in Glycotex, Inc.

Capital expenditures

The Company made no major investments of a capital nature during fiscal 2004. Future facilities will be developed as demand increases, however, current plant capacity both at the isoflavones extraction plant at Wyong NSW and at the pilot plant at North Ryde NSW are sufficient to meet demand for the short to medium term.

Business overview

The Company launched its first product, Promensil™ (“Promensil”), in September 1997 in Australia. Subsequently, the product was launched in New Zealand in February 1998, in the U.S. in April 1998, in The Netherlands in April 1999, and in Canada in January 2000. The Company’s second product, Trinovin™ (“Trinovin”) was launched in Australia in June 1998 and is currently sold in Australia, New Zealand, the U.S. and Canada. In June 2000, Novogen launched Rimostil in Australia and Canada. Rimostil is a new product for post-menopausal women. Rimostil is the first isoflavone supplement for the maintenance of bone and cholesterol health in women after menopause. During the fiscal year 2001 the Company launched Rimostil in the U.S. and the Netherlands and launched Trinovin in the UK and the Netherlands. The Company also entered into agency agreements in Singapore and South Africa.

Promensil, Trinovin and Rimostil are “dietary supplements” that deliver standardized levels of all four isoflavones — daidzein, genistein, formononetin and biochanin. Promensil, Trinovin and Rimostil are listed with the appropriate regulatory bodies in the countries in which they are sold. Currently Promensil and Trinovin’s regulatory status is under review by the TGA in Australia refer to “Risk Factors” for further details.

In fiscal 2004, the Company earned total revenues of A$16.4 million versus A$24.3 million in fiscal year 2003, a decrease of 32%. Total revenues decreased due to lower sales of dietary supplement products and lower royalty receipts under the license agreement with Solae. Included in total revenues were sales of consumer health products totaling A$12.7 million for the fiscal year ended June 30, 2004 a reduction of A$6.9 million from the previous fiscal year. Sales in Australasia for the year ended June 30, 2004 were down A$2.2 million to A$4.0 million from A$6.2 million for the previous year. Sales in North America decreased by A$4.3 million to A$6.4 million for the year down from A$10.7 million for the previous year. Sales in Europe of A$2.3 million for the year were down slightly by A$0.4 million. Sales revenues were affected by the increased value of the Australian Dollar versus the currencies of the Company’s major trading partners, particularly those trading in USD. The adverse currency movements reduced reported sales by approximately A$1.3 million for the year. Sales were also negatively impacted by the conflicting publicity and conflicting professional opinions about the safety and efficacy of HRT and natural menopause products and the mass recall of many products in the Australian market produced by an unrelated company under investigation for unsatisfactory quality standards. The market for menopause products is expected to continue to be affected by the safety and efficacy of hormone replacement therapy (“HRT”) and natural alternatives debate. Also it will take some time for confidence to return to the Australian market. The Company will continue to position its products as the most clinically tested natural alternatives in the menopause market.

Clinical Development

The Company’s product emphasis is toward the development and marketing of human therapeutics, with a particular focus on therapeutics based on phenolic drug technology. While the Company’s initial sales revenue has been generated from dietary supplements, the Company has devoted, and expects to continue to devote, significant R&D resources to the development of novel pharmaceuticals based on phenolic hormones.

Major advances were made during the year on the Group’s clinical development program.

Phenoxodiol

The Group’s lead anti-cancer drug, phenoxodiol, continued its clinical development program through its 86.9% owned subsidiary company Marshall Edwards, Inc. Phenoxodiol is currently being evaluated in phase II clinical trials for the treatment of prostate cancer, ovarian cancer, squamous cell carcinomas (SCC) of the cervix, vagina and vulva and renal cancer.

During 2004, Marshall Edwards, Inc. made significant progress in the clinical development of phenoxodiol including:

•	The release by Yale researchers of preliminary results of a dose-finding study in women with recurrent ovarian cancer that has become unresponsive to standard chemotherapy, who received intravenous phenoxodiol. The data reflected outcomes of the first 20 of 40 measurable subjects and showed that 13 patients were able to finish a three month treatment cycle, and 5 patients were considered to have had disease stabilization. All patients ultimately showed disease progression. This trial is now complete and Marshall Edwards, Inc. is awaiting final analysis of the trial data;

•	Commencing a clinical trial in cervical cancer at Yale New Haven Hospital. The study is the first to be conducted in the U.S. using the oral dosage form of phenoxodiol and will be used in patients who have a primary diagnosis of cancer for a period of four weeks. Following treatment with phenoxodiol, patients will be scheduled for either surgical resection or radiotherapy. The study will evaluate the safety and ability of phenoxodiol to act as an effective anti-cancer drug when it is given as a monotherapy in early stage cancer;

•	Commencing a renal cancer study of phenoxodiol in combination therapy at St George Hospital in Sydney, Australia. The study will involve patients with late stage cancers that are no longer responding to standard chemotherapies. In this study, phenoxodiol will be administered orally;

•	Commencing a new multi-center trial to evaluate phenoxodiol as a chemo-sensitizing agent in patients with chemo-resistant ovarian cancer. The first site involves up to 40 patients at Yale New Haven Hospital. The two main objectives of the study are to investigate the degree to which phenoxodiol reverses chemo-resistance, and to compare the relative efficacies of paclitaxel and cisplatin, each in combination with phenoxodiol;

•	Establishing a second trial site for the multi-center ovarian cancer study at the Royal Women’s Hospital in Melbourne Australia; and

•	Announcing preliminary data from the late-stage prostate cancer trial being conducted at multiple sites in Australia. The data showed that phenoxodiol is biologically active by reducing or stabilizing Prostate Specific Antigen (“PSA”) levels in 8 of 12 patients receiving the study drug.

•	In November 2004, Marshall Edwards, Inc. announced that the U.S. Food and Drug Administration (FDA) has granted phenoxodiol Fast Track status for its intend use as a chemo-sensitizing agent in patients with recurrent late stage ovarian cancer. Under the FDA Modernization Act of 1997, designation as a Fast Track product means that phenoxodiol is eligible for certain accelerated marketing approval programs.

NV-18

NV-18, an anti cancer drug developed to treat melanoma and cholangiocarcinoma (gall bladder cancer) entered its clinical development stage. NV-18 has been approved for a Phase I study at St George Hospital in Sydney. The study will determine the drug’s bio-availability, pharmacokinetic profile and acute safety.

The drug will be delivered in three different ways including orally, by bolus injection and by slow intravenous infusion to 6 patients with solid tumours over a period of 8 weeks.

The Company has granted to a subsidiary of Marshall Edwards, Inc., under a licence option deed an exclusive right to accept and exclusive last right to match any proposed dealings by the Company with it’s intellectual property rights with a third party relating to certain pharmaceutical compounds (other than phenoxodiol) developed by the Company. The licence option deed would cover any proposed dealing with respect to NV-18.

NV-04

In July 2004, the Company announced that trans-NV-04, the Company’s leading cardiovascular drug, had begun clinical trials. Trans-NV-04 is an advanced version of NV-04. Trans-NV-04 will be tested in human subjects who are at risk of cardiovascular disease, but are otherwise healthy. The trial will be conducted at the Baker Heart Research Institute and will initially evaluate safety and tolerability in a dose ranging study. This will be followed by a randomised, cross-over, placebo controlled and double blind study in subjects receiving either trans-NV-04 or placebo.

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

The existing isoflavone extraction facility at Wyong NSW is currently meeting existing demand for product. The Company has moved its manufacturing facility from New Zealand to the Wyong site. The Company anticipates being able to increase output from the Wyong facility through continuing improvements in yield efficiencies, refinements in the extraction process and the use of higher isoflavone-yielding clover varieties. The Company currently uses contract formulators and packers in both Australia and the U.S. to tablet and to pack the final product. All products sold in the U.S. are produced by a contract formulator and packer in the U.S. who has represented to the Company that its facilities are certified by the FDA as being in accordance with cGMP.

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

The Company pursues an aggressive patent prosecution strategy, based on PCT patent applications in major global territories. All current patent applications are filed in the name of either Novogen Inc., Novogen’s wholly-owned U.S. subsidiary, or Novogen Research Pty Ltd, one of Novogen’s wholly-owned Australian subsidiaries.

Intellectual Property Development

During fiscal 2004, the following 10 patents were granted in various countries over the Company’s intellectual property bringing the number of patents granted to 35. The areas with expanding patent cover include synthetic drug compounds and their use, isoflavone formulation and uses, glucan preparation and uses, and a novel food product.

USA
Patent # 6642212. Health Supplements containing Phytoestrogens
Patent # 6649648. Therapeutic Methods and Compositions – Metabolites
Patent # 6599536. Therapy of Estrogen Associated Disorders

Canada
Patent # 2136233. Health Supplements containing Phytoestrogens

Europe
Patent # 0815144. Process for Glucan Preparation and Therapeutic Uses of Glucan

Australia
Patent # 753005. Therapy of Estrogen Associated Disorders
Patent # 761047. Cardiovascular and Bone Treatment using Isoflavones

South Africa
Patent # 2002/5147. Food Product and Process

New Zealand
Patent # 506701. Therapy of Estrogen Related Disorders
Patent # 513328. Cardiovascular and Bone Treatment Using Isoflavones.

The following is a list of all patents and patent applications held by the Company.

PCT= Patent Cooperation Treaty
(1) = Novogen Research Pty Ltd
(2) = Novogen Inc

	Title	Applicant	Country
1	HEALTH SUPPLEMENTS CONTAINING PHYTO- OESTROGENS, ANALOGUES OR METABOLITES THEREOF	(1)	All PCT countries including the USA
2	PROCESS FOR GLUCAN PREPARATION THERAPEUTIC USES OF GLUCAN	(1)	All PCT countries including the USA
3	THERAPEUTIC METHODS AND COMPOSITIONS INVOLVING ISOFLAVONES	(1) + (2)	All PCT countries including the USA
4	PREPARATION OF ISOFLAVONES FROM LEGUMES	(1) + (2)	All PCT countries including the USA
5	TREATMENT OR PREVENTION OF MENOPAUSAL SYMPTOMS AND OSTEOPOROSIS	(1) + (2)	All PCT countries including the USA
6	COMPOSITIONS AND METHOD FOR PROTECTING SKIN FROM UV INDUCED IMMUNOSUPPRESSION AND SKIN DAMAGE	(1)	All PCT countries including the USA
7	THERAPY OF ESTROGEN-ASSOCIATED DISORDERS	(1)	All PCT countries including the USA
8	PRODUCTION OF ISOFLAVONE DERIVATIVES	(1)	All PCT countries including the USA
9	CARDIOVASCULAR AND BONE TREATMENT USING ISOFLAVONES	(1)	All PCT countries including the USA
10	COMPOSITIONS AND THERAPEUTIC METHODS INVOLVING ISOFLAVONES AND ANALOGUES THEREOF	(1)	All PCT countries including the USA
11	FOOD PRODUCT AND PROCESS	(1)	All PCT countries including the USA
12	REGULATION OF LIPIDS AND/OR BONE DENSITY AND COMPOSITIONS THEREFORE	(1)	All PCT countries including the USA
13	DIMERIC ISOFLAVONES	(1)	All PCT countries including the USA
14	TREATMENT OF RESTENOSIS	(1)	All PCT countries including the USA
15	6-HYDROXY ISOFLAVONES, DERIVATIVES AND MEDICAMENTS INVOLVING THE SAME	(1)	All PCT countries including the USA
16	THERAPEUTIC METHODS AND COMPOSITIONS INVOLVING COMPOUNDS BASED ON AN ISOFLAV-3- ENE AND ISOFLAVAN STRUCTURE	(1)	All PCT countries including the USA
17	REPAIR OF DNA MUTAGENIC DAMAGE	(1)	All PCT countries including the USA
18	SKIN PHOTOAGEING AND ACTINIC DAMAGE TREATMENT	(1)	All PCT countries including the USA
19	COMBINATION CHEMOTHERAPY COMPOSITIONS AND METHODS	(1)	All PCT countries including the USA
20	AMINATED ISOFLAVONOID DERIVATIVES AND USES THEREOF	(1)	All PCT countries including the USA

Licensing Arrangements

In 1997 the Company granted an exclusive license for the use of soy under three Novogen patent applications to Dupont Protein Technologies, Inc. (“PTI”) and its subsequent joint venture with Bunge now called Solae LLC. Under the license agreement, PTI paid to the Company a license fee of approximately A$9 million and agreed to pay the Company royalties from the sales made by PTI of products derived under the license. In fiscal year ended June 30, 2002, PTI paid A$1.9 million in royalties to the Company. In fiscal year ended 2003 the Company received a further A$2.3 million in royalty payments under this license agreement, and in fiscal 2004 the Company received A$1.0 See “Item 5. Operating and Financial Review and Prospects – Operating Results – Fiscal 2004 v. Fiscal 2003.” Contemporaneous with the license agreement, PTI’s then parent Ralston-Purina Inc. invested A$6.7 million into the Company’s Ordinary Shares which was followed in December 1998 by an additional investment of A$3.6 million.

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

The Company believes that it materially complies with the foregoing Australian laws and regulations pertaining to public and private companies.

The Company’s products and manufacturing facilities also are regulated by various Australian federal and state instrumentalities. The Company’s manufacturing facilities hold the appropriate licenses concerning hazardous chemical use and the manufacture of health products.

The Therapeutic Goods Act 1989, or 1989 Act, sets out the legal requirements for the import, export, manufacture and supply of pharmaceutical products in Australia. The 1989 Act requires that all pharmaceutical products to be imported into, supplied in, or exported from Australia be included in the Australian Register of Therapeutic Goods, or ARTG, unless specifically exempted under the Act.

In order to ensure that a product can be included in the ARTG, a sponsoring company must make an application to the Therapeutic Goods Administration, or TGA. The application usually consists of a form accompanied by data (based on the European Union requirements) to support the quality, safety and efficacy of the drug. In the case of drugs for important medical conditions the TGA will accept either European or American dossier format in an attempt to expedite the registration process.

The first phase of evaluation, known as the Application Entry Process, is usually a short period during which an application is assessed on an administrative level to ensure that it complies with the basic guidelines. The TGA must decide within 40 working days whether it will accept the application for evaluation.

Once an application is accepted for evaluation, aspects of the data provided are allocated to evaluators, who prepare evaluation reports. Following this evaluation, the chemistry and quality control aspects of a product may be referred to a sub-committee of the Australian Drug and Evaluation Committee, or ADEC to review the evaluation reports. The evaluation reports are then sent to the sponsoring company who then has the opportunity to comment on the views expressed within the evaluation report and to submit supplementary data to address any issues raised in the evaluation reports.

Once the evaluations are complete, the TGA prepares a summary document on the key issues on which advice will be sought from the ADEC. This summary is sent to the sponsoring company which is able to submit a response to the ADEC dealing with issues raised in the summary and those not previously addressed in the evaluation report. The ADEC provides advice on the quality, risk-benefit, effectiveness and access of the drug and conduct medical and, scientific evaluations of the application. The ADEC’s resolutions are provided to the sponsoring company after 5 working days.

The TGA takes into account the advice of the ADEC in reaching a decision to approve or reject a product. Any approval for registration on the ARTG may have conditions associated with it.

From the time that the TGA accepts the initial application for evaluation, the TGA must complete the evaluation and make a decision on the registration of the product within 255 working days. The TGA also has a system of priority evaluation for products that meet certain criteria, including where the product is a new chemical entity that it is not otherwise available on the market as an approved product, and is for the treatment of a serious, life-threatening illness for which other therapies are either ineffective or not available.

US Government Regulations

The U.S. Food and Drug Administration, or FDA, and comparable regulatory agencies in foreign countries regulate and impose substantial requirements upon the research,

development, pre-clinical and clinical testing, labeling, manufacture, quality control, storage, approval, advertising, promotion, marketing, distribution and export of pharmaceutical products including biologics, as well as significant reporting and record-keeping obligations. State governments may also impose obligations in these areas.

In the United States pharmaceutical products are regulated by the FDA under the Federal Food Drug and Cosmetic Act or FDCA and other laws including in the case of biologics, the Public Health Service Act. The Company believes but cannot be certain that its products will be regulated as drugs by the FDA. The process required by the FDA before drugs may be marketed in the United States generally involves the following:

•	pre-clinical laboratory evaluations including formulation and stability testing, and animal tests performed under the FDA’s Good Laboratory Practices regulations to assess potential safety and effectiveness;

•	submission and approval of an Investigational New Drug (IND), including results of pre-clinical tests and protocols for clinical tests, which must become effective before clinical trials may begin in the United States;

•	obtaining approval of Institutional Review Boards to administer the products to human subjects in clinical trials;

•	adequate and well-controlled human clinical trials to establish the safety and efficacy of the product for the product’s intended use;

•	development of manufacturing processes which conform to FDA current Good Manufacturing Practices, or cGMPs, as confirmed by FDA inspection;

•	submission of pre-clinical and clinical test results, and chemistry, manufacture and control information on the product to the FDA in a New Drug Approval Application, or NDA; and

•	FDA review and approval of an NDA, prior to any commercial sale or shipment of a product.

The testing and approval process requires substantial time, effort, and financial resources, and the Company cannot be certain that any approval will be granted on a timely basis, if at all.

The results of the pre-clinical tests, together with initial specified manufacturing information, the proposed clinical trial protocol, and information about the participating investigators are submitted to the FDA as part of an IND, which must become effective before the Company may begin human clinical trials. Additionally, an independent Institutional Review Board at each clinical trial site proposing to conduct the clinical trials must review and approve each study protocol and oversee conduct of the trial. An IND becomes effective 30 days after receipt by the FDA, unless the FDA, within the 30-day period, raises concerns or questions about the conduct of the trials as outlined in the IND and imposes a clinical hold. If the FDA imposes a clinical hold, the IND sponsor must resolve the FDA’s concerns before clinical trials can begin. Pre-clinical tests and studies can take several years to complete, and there is no guarantee that an IND .submitted based on such tests and studies will become effective within any specific time period, if at all.

Human clinical trials are typically conducted in three sequential phases that may overlap.

• Phase I: The drug is initially introduced into healthy human subjects or patients and tested for safety and dosage tolerance. Absorption, metabolism, distribution, and excretion testing is generally performed at this stage.

• Phase II: The drug is studied in controlled, exploratory therapeutic trials in a limited number of subjects with the disease or medical condition for which the new drug is intended to be used in order to identify possible adverse effects and safety risks, to determine the preliminary or potential efficacy of the product for specific targeted diseases or medical conditions, and to determine dosage tolerance and the optimal effective dose.

• Phase III: When Phase II studies demonstrate that a specific dosage range of the drug is likely to be effective and the drug has an acceptable safety profile controlled, large-scale therapeutic Phase III trials are undertaken at multiple study sites to demonstrate clinical efficacy and to further test for safety in expanded patient population.

The Company cannot be certain in that it will successfully complete Phase I, Phase II, or Phase III testing of its products within any specific time period if at all. Furthermore the FDA, the Institutional Review Board or the Company may suspend or terminate clinical trials at any time on various grounds, including a finding that the subjects or patients are being exposed to an unacceptable health risk.

Results of pre-clinical studies and clinical trials, as well as detailed information about the manufacturing process, quality control methods, and product composition, among other things, are submitted to the FDA as part of an NDA seeking approval to market and commercially distribute the product on the basis of a determination that the product is safe and effective for its intended use. Before approving an NDA, the FDA will inspect the facilities at which the product is manufactured and will not approve the product unless cGMP compliance is satisfactory. If applicable regulatory criteria are not satisfied, the FDA may deny the NDA or require additional testing or information. As a condition of approval, the FDA also may require post-marketing testing or surveillance to monitor the product’s safety or efficacy. Even after an NDA is approved, the FDA may impose additional obligations or restrictions (such as labeling changes), or even suspend or withdraw a product approval on the basis of data that arise after the product reaches the market, or if compliance with regulatory standards is not maintained. The Company cannot be certain that any NDA it submits will be approved by the FDA on a timely basis, if at all. Also, any such approval may limit the indicated uses for which the product may be marketed. Any refusal to approve, delay in approval, suspension or withdrawal of approval, or restrictions on indicated uses could have a material adverse impact on the Company’s business prospects.

Each NDA must be accompanied by a user fee, pursuant to the requirements of the Prescription Drug User Fee Act, or PDUFA, and its amendments. According to the FDA’s fee schedule, effective on October 1, 2003 for the fiscal year 2004, the user fee for an application requiring clinical data, such as an NDA, is $573,500. The FDA adjusts the PDUFA user fees on an annual basis. PDUFA also imposes an annual product fee for prescription drugs and biologics ($36,080), and an annual establishment fee ($226,800) on facilities used to manufacture prescription drugs and biologics. A written request can be submitted for a waiver for the application fee for the first human drug application that is filed by a small business, but there are no waivers for product or establishment fees. The Company is not at the stage of development of its products where it is subject to these fees, but they are significant expenditures that will be incurred in the future and must be paid at the time of application submissions to FDA.

Satisfaction of FDA requirements typically takes several years. The actual time required varies substantially, based upon the type, complexity, and novelty of the pharmaceutical product, among other things. Government regulation imposes costly and time-consuming requirements and restrictions throughout the product life cycle and may delay product marketing for a considerable period of time, limit product marketing, or prevent marketing altogether. Success in pre-clinical or early stage clinical trials does not assure success in later stage clinical trials. Data obtained from pre-clinical and clinical activities is not always conclusive and may be susceptible to varying interpretations that could delay, limit, or prevent marketing approval. Even if a product receives marketing approval, the approval is limited to specific clinical indications. Further, even after marketing approval is obtained, the discovery of previously unknown problems with a product may result in restrictions on the product or even complete withdrawal of the product from the market.

After product approval, there are continuing significant regulatory requirements imposed by the FDA, including record-keeping requirements, obligations to report adverse experiences, and restrictions on advertising and promotional activities. Quality control and manufacturing procedures must continue to conform to cGMPs, and the FDA periodically inspects facilities to assess cGMP compliance. Additionally, post-approval changes in ingredient composition, manufacturing processes or facilities, product labeling, or other areas may require submission of an NDA Supplement to the FDA for review and approval. New indications will require submission of an NDA Supplement. Failure to comply with FDA regulatory requirements may result in an enforcement action by the FDA, including Warning Letters, product recalls, suspension or revocation of product approval, seizure of product to prevent distribution, impositions of injunctions prohibiting product manufacture or distribution, and civil and criminal penalties. Maintaining compliance is costly and time-consuming. The Company cannot be certain that it, or its present or future suppliers or third-party manufacturers, will be able to comply with all FDA regulatory requirements, and potential consequences of noncompliance could have a material adverse impact on its business prospects.

The FDA’s policies may change, and additional governmental regulations may be enacted that could delay, limit, or prevent regulatory approval of the Company’s products or affect its ability to manufacture, market, or distribute its products after approval. Moreover, increased attention to the containment of healthcare costs in the United States and in foreign markets could result in new government regulations that could have a material adverse effect on its business. The Company’s failure to obtain coverage, an adequate level of reimbursement, or acceptable prices for its future products could diminish any revenues it may be able to generate. The Company’s ability to commercialize future products will depend in part on the extent to which coverage and reimbursement for the products will be available from government and health administration authorities, private health insurers, and other third-party payers. European Union and U.S. government and other third-party payers increasingly are attempting to contain healthcare costs by consideration of new laws and regulations limiting both coverage and the level of reimbursement for new drugs. The Company cannot predict the likelihood, nature or extent of adverse governmental regulation that might arise from future legislative or administrative action, either in the United States or abroad.

The Company’s activities also may be subject to state laws and regulations that affect its ability to develop and sell its products. The Company are also subject to numerous federal, state, and local laws relating to such matters as safe working conditions, clinical, laboratory, and manufacturing practices, environmental protection, fire hazard control, and disposal of hazardous or potentially hazardous substances. The Company may incur significant costs to comply with such law’s and regulations now or in the future, and the failure to comply may have a material adverse impact on its business prospects.

The FDCA includes provisions designed to facilitate and expedite the development and review of drugs and biological products intended for treatment of serious or life-threatening conditions that demonstrate the potential to address unmet medical needs for such conditions. These provisions set forth a procedure for designation of a drug as a “fast track product.” The fast track designation applies to the combination of the product and specific indication for which it is being studied. A product designated as fast track is ordinarily eligible for additional programs for expediting development and review, but products that are not in fast track drug development programs may also be able to take advantage of these programs. These programs include priority review of NDAs, and accelerated approval. Drug approval under the accelerated regulations may be based on evidence of clinical effect on a surrogate endpoint that is reasonably likely to predict clinical benefit. A post-marketing clinical study will be required to verify clinical benefit, and other restrictions to assure safe use may be imposed.

Under the Drug Price Competition and Patent Term Restoration Act of 1984 (the “Patent Act”), a sponsor may obtain marketing exclusivity for a period of time following FDA approval of certain drug applications, regardless of patent status, if the drug is a new chemical entity or if new clinical studies were required to support the marketing application for the drug. This marketing exclusivity prevents a third party from obtaining FDA approval for an identical or nearly identical drug under an Abbreviated New Drug Application (“ANDA”) or a “505(b)(2) New Drug Application.” The statute also allows a patent owner to obtain an extension of applicable patent terms for a period equal to one-half the period of time elapsed between the filing of an IND and the filing of the corresponding NDA plus the period of time between the filing of the NDA and FDA approval, with a five year maximum patent extension. The Company cannot be certain that it will be able to take advantage of either the patent term’ extension or marketing exclusivity provisions of these laws.

The Company’s products, Promensil, Trinovin and Rimostil are classified as “dietary supplements”. “Dietary supplements”, although subject to the FD&C Act, are treated differently than pharmaceuticals and are the subject of recent legislation known as the Dietary Supplement Health and Education Act 1994 (the “Dietary Supplement Act”). The Dietary Supplement Act defines dietary supplements, creates a safety system for dietary supplements and their ingredients, regulates claims and labeling of dietary supplements and provides for cGMP for dietary supplements. The Company believes that Promensil, Trinovin and Rimostil, the products of the Company currently sold in the U.S., comply with the claims, labeling and other rules relating to dietary supplements, and are produced in accordance with applicable FDA cGMP. The products are formulated and packed by a contract manufacturer in the U.S. who has informed the Company that it is cGMP-certified by the FDA. The active bulk ingredients for Promensil, Trinovin and Rimostil are produced by the Company at its production facility which is certified by the TGA as adhering to cGMP for Australia. The FDA does not require that the bulk ingredients used in dietary supplements sold in the U.S. be manufactured according to the FDA’s cGMP standards. The discussion below generally relates to pharmaceutical products and not products characterized as “dietary supplements”.

Manufacturing Regulations

The FDA mandates that drugs be manufactured in conformity with cGMP regulations. In complying with cGMP regulations, manufacturers must continue to expend time, money and effort in production, record keeping and quality control to ensure that the product meets applicable specifications and other requirements. The FDA periodically inspects manufacturing facilities to ensure compliance with applicable cGMP requirements. Failure to comply subjects the manufacturer to possible FDA action, such as suspension of manufacturing, seizure of the product, voluntary recall of a product, fines, injunctions, failure to approve a product, or withdrawal of approval of a product. All products sold in the U.S. are produced by a contract formulator and packer who has informed the Company that its facilities are certified by the FDA as being in accordance with cGMP.

Organizational Structure

Corporate Structure

Novogen Limited is a company limited by shares and is incorporated and domiciled in Australia. Novogen Limited and its controlled entities “Novogen” or “Group” has prepared a consolidated financial report incorporating the entities that it controlled during the financial year, which included the following controlled entities:

Name of Entity	Country of Incorporation	Ownership %
Novogen Laboratories Pty Ltd	Australia	100
Novogen Research Pty Ltd	Australia	100
Central Coast Properties Pty Ltd	Australia	100
Phytosearch Pty Ltd	Australia	100
Phytogen Pty Ltd	Australia	100
Glycotex Pty Ltd	Australia	100
Norvogen Pty Ltd	Australia	100
Novogen Inc	USA	100
Glycotex Inc	USA	97.6
Novogen Limited (UK)	UK	100
Promensil Limited	UK	100
Novogen BV	Netherlands	100
Novogen New Zealand Limited	New Zealand	100
Novogen Canada Limited	Canada	100
Marshall Edwards Inc	USA	86.9
Marshall Edwards Pty Limited*	Australia	86.9

*	Indirect ownership through Marshall Edwards, Inc.

Property, Plants and Equipment

The Company’s major isoflavone extraction manufacturing plant is located in Wyong in New South Wales. This plant is used to manufacture the active raw material used in the Company’s three dietary supplement products, Promensil, Trinovin and Rimostil.
The Company owns the land and buildings at Wyong and the site covers an area of approximately 3.37 hectares. The equipment used in the extraction process, pilot plant and laboratories under lease has an amortized lease value of A$1.3 million. The equipment owned by the Company and used in the manufacturing and other processes has a written down book value of A$2.4 million. The manufacturing capacity is adequate to produce the forecast isoflavone extract requirements for at least the next two years. Assets under lease are pledged as security for the lease liability. In addition the company has entered into a Deed of Set-off where it has agreed to hold a deposited sum with the bank of at least A$3.0 million at all times as additional security for the lease facility.

The book value of assets pledged as security at June 30, 2004 was A$1.3 million.

The pilot plant used for the manufacture of the phenoxodiol clinical trial material is located in leased premises at North Ryde in Sydney. These premises are also used as Novogen’s corporate head office.

Item 5. Operating and Financial Review and Prospects

Application of Critical Accounting Policies

The summary of significant accounting policies are described in Note 1 to the Consolidated Financial Statements under Item 18 of this Annual Report. A reconciliation of operating results to U.S. generally accepted accounting principles (“US GAAP”) is included in Note 30 to the Consolidated Financial Statements under Item 18 of this Annual Report.

Revenue Recognition

Revenues from product sales and manufacturing revenue are recognized at the time of shipment and a provision is made at that time for estimated future credits, chargebacks, sales discounts, and returns. These sales provision accruals are presented as a reduction of the accounts receivable balances. The Company continually monitors the adequacy of the accruals by comparing the actual payments to the estimates used in establishing the accruals. The Company ships product to customers primarily FOB and utilizes the following criteria to determine appropriate revenue recognition: pervasive evidence of an arrangement exists, delivery has occurred, selling price is fixed and determinable and collection is reasonably assured. Sales terms are generally 30 days.

Royalties under license agreements with third parties are recognized when earned through the sale of the product by the licensor net of any estimated future credits, chargebacks, sales discounts and refunds.

Allowance for doubtful debts

The Company maintains an accounts receivable allowance for an estimated amount of losses that may result from the customer’s inability to pay for the product purchased as well as for anticipated sales returns. If the financial condition of customers were to deteriorate resulting in an impairment of their ability to make payments, additional allowances may be required.

Inventory Adjustments

Inventories are measured at the lower of cost or net realizable value. The Company reviews the components of inventory on a regular basis for excess, obsolete and impaired inventory based on estimated future usage and sales. The likelihood of any material inventory write-downs is dependent on rapid changes in customer demand or new product introductions by competitors.

The following table is an analysis of revenue from sales and other sources during the past three fiscal years by categories of activity and by geographical market. Other revenue consists principally of interest income, grants received and royalty receipts. See Note 2 to the Consolidated Financial Statements.

Category of Activity

Dietary Supplements

	Year Ended June 30
	2002	2003	2004
	(A$’000)	(A$’000)	(A$’000)
Sales Revenue	19,582	19,630	12,720
Other Revenue	4,706	4,626	3,726

Total Revenue	24,288	24,256	16,446

Geographical Markets

	2002	2003	2004
	(A$’000)	(A$’000)	(A$’000)
Sales Revenue
Australia/NZ	5,224	6,228	4,022
UK & Europe	2,274	2,744	2,341
US & Canada	12,084	10,658	6,357

	19,582	19,630	12,720

Other Revenue
Australia/NZ	4,669	4,436	3,321
UK & Europe	26	1	4
US & Canada	11	189	401

Total Revenue	24,288	24,256	16,446

Operating Results – Fiscal 2004 v Fiscal 2003

Revenue

Total revenue decreased by A$7.8 million or 32% to A$16.4 million in fiscal 2004 from A$24.3 million in fiscal 2003. The reduction was primarily due to the reduction in sales revenue from sales of the Company’s consumer health care products and the phasing of royalty receipts in line with the license agreement with Solae LLC.

Total revenue, adjusted for U.S. GAAP, reduced by A$8.1 million from A$22.3 million in fiscal 2003 to A$14.2 million in 2004. Revenue under U.S. GAAP is reduced by certain trade promotions which are treated as discounts to Sales Revenue. These trade promotion expenditures are treated as a marketing expense under Australian GAAP. Other Revenue under U.S. GAAP is also reduced by interest revenue being recognized in Other Income whereas under Australian GAAP interest income is recognized in Other Operating Revenue. See Note 30 “Differences between Australian GAAP and U.S. GAAP” for detailed U.S. GAAP formatted Statement of Financial Performance.

The consumer products sales decreased by A$6.9 million to A$12.7 million in fiscal 2004 from A$19.6 in fiscal 2003. Sales in Australia and New Zealand for the year ended June 30, 2004 were down A$2.2 million in fiscal 2004 to A$4.0 million from A$6.2 million for fiscal 2003. Sales in North America decreased by A$4.3 million to A$6.4 million in fiscal 2004 down from A$10.7 million for fiscal 2003. Sales in Europe of A$2.3 million for fiscal 2004 were down slightly by A$0.4 million. Sales revenues were affected by the increased value of the Australian Dollar versus the currencies of major trading partners, particularly those trading in USD. The adverse currency movements reduced reported sales by A$1.3 million for the year. Sales were also negatively impacted by the conflicting publicity and conflicting professional opinions about the safety and efficacy of HRT and natural menopause products and the mass recall of many products in the Australian market produced by an unrelated company under investigation for unsatisfactory quality standards. The Company expects the market for menopause products to continue to be affected by the safety and efficacy of HRT and natural alternatives debate. Also it will take some time for confidence to return to the Australian market. The Company will continue to position its products as the most clinically tested natural alternatives in the menopause market.

Other Revenue

Other Revenue includes revenue received from non-operating activities, such as, research grants received from the Australian government, royalties received under the Company’s license agreement with PTI (Solae) and proceeds from the sale of Company assets.

The Company’s other revenue decreased by A$0.9 million to A$3.7 million in fiscal 2004 from A$4.6 million in fiscal 2003. There was a reduction in royalties as per the licence agreement with Solae LLC during the year of A$1.3 million offset partially by increased receipts of funds from government start grants of A$0.4 million.

Costs and Expenses

The Company’s Costs and Expenses is comprised of Cost of Goods Sold, Research and Development, Selling and Promotions, Shipping and Handling, General and Administrative Expenses and Currency Gains and Losses. The Company’s Total Costs and Expenses (including interest expense) decreased A$5.9 million, or 17% in fiscal 2004 to A$29.0 million from A$34.9 million in fiscal 2003, primarily due to the decrease in cost of goods sold in line with lower sales volumes. Cost of Goods Sold decreased by A$2.4 million to A$4.8 million in fiscal 2004 from A$7.2 million in fiscal 2003. The cost of Selling and Promotional expenses reduced by approximately A$2.9 million to A$9.8 million in fiscal 2004 from A$12.7 million in fiscal 2003. The reduction was due to the Company’s continued strategy of conserving cash by pursuing a more targeted promotional program. These savings were partially offset by an inventory write-down provision of A$0.7 million for Rimostil following its withdrawal from the Australian market. General and Administrative expenses decreased by A$0.4 million in fiscal 2004 to A$5.7 million from A$6.1 million in fiscal 2003. This reduction was due to favorable currency movements.

Net Loss

The Company’s Net Loss increased by approximately A$0.4 million, or 4% in fiscal 2004 to A$10.9 million from A$10.5 million in fiscal 2003.

Operating Results — Fiscal 2003 v Fiscal 2002

Revenue

The Company’s total revenue was A$24.3 million in fiscal 2003 and A$24.3 million in fiscal 2002.

The Company’s sales of consumer healthcare products, including Promensil, Trinovin and Rimostil, increased marginally to A$19.6 million in fiscal 2003 from A$19.5 million in fiscal 2002. Sales were maintained in fiscal 2003 at the same level as fiscal 2002 despite the reduction in amounts spent on advertising and marketing, the confusion left in the market for menopause products (especially in the United States) following the negative publicity surrounding the long term use of HRT and the impact of exchange rates. In fiscal 2003, sales showed strong growth in all markets except the U.S. and the Netherlands, which were 17% and 16% respectively below the corresponding period in fiscal 2002. Sales grew strongly in fiscal 2003 in Australia, the UK and Canada and were 19%, 45% and 27%, respectively, above the same corresponding period in fiscal 2002.

As sales revenues are denominated in Australian dollars, the Company’s sales revenue is affected by fluctuations in the value of the Australian dollar relative to the currencies of other countries in which the Company sells its products, primarily the U.S. dollar and the UK pound. In fiscal 2003, the value of the Australian dollar increased in value relative to the U.S. dollar (see “Item 3. Key Information — Selected Financial Data — Exchange Rates”). The strengthening of the Australian dollar versus major trading partners negatively impacted sales levels by 6% compared to fiscal 2002.

Other Revenue

Other Revenue includes revenue received from non-operating activities, such as, research grants received from the Australian government, royalties received under the Company’s license agreement with PTI (Solae) and proceeds from the sale of Company assets. The Company’s other revenue decreased by A$0.1 million from A$4.7 million in fiscal 2002 to A$4.6 million in fiscal 2003, primarily as a result of increase of A$0.5 million in royalties received from PTI pursuant to a license agreement between the

Company and PTI. See “Item 4. Information on the Company — Business Overview — License Agreements”. These gains were offset by a reduction of A$0.7 million in research grants received from the Australian Government following the completion of one grant project. In fiscal 2003, the Company’s Other Revenue amounted to 19% of the Company‘s Total Revenue, which was the same as in fiscal 2002.

Costs and Expenses

The Company’s Costs and Expenses is comprised of Cost of Goods Sold, Research and Development, Selling and Promotions, and General and Administrative Expenses. The Company’s Total Costs and Expenses (including interest expense) decreased approximately A$4.0 million, or 10% in fiscal 2003 to A$34.9 million from A$38.9 million in fiscal 2002, primarily due to the decrease in the Company’s Selling and Promotions Expenses and general and administrative expenses. The Company’s Selling and Promotions Expenses decreased approximately A$2.5 million, or 16% in fiscal 2003 to A$12.7 million from A$15.2 million in fiscal 2002, primarily as a result of the Company’s efforts to conserve cash resources. Of this A$2.5 million decrease in Selling and Promotions Expenses, A$1.8 million represents a decrease in spending on advertising and promotions. Cost of goods sold decreased as a percentage of sales from 39% in fiscal 2002 to 37% in fiscal 2003 due to the larger production volumes being produced.

General and Administrative Expenses decreased by A$1.3 million or 18% in fiscal 2003 to A$6.1 million from A$7.4 million in fiscal 2002. The reduction was due to the Company making provisions for the reduction in inventory value of A$1.7 million relating to the Company’s stock of unprocessed red clover in fiscal 2002 which were in excess of the Company’s needs, and which were not repeated in 2003.

Net Loss

The Company’s Net Loss decreased by A$4.1 million, or 28%, in fiscal 2003 to A$10.5 million from A$14.6 million in fiscal 2002, as a result of the Company’s continuing strategy of conserving cash by managing expenses and improving margins.

Liquidity and capital resources

The Company has continued to finance its operations from equity capital and cash flow from its over-the-counter dietary supplements business.

At the end of fiscal 2004 the Company had cash resources of A$58.4 million versus A$31 million at the end of fiscal 2003.

During November, 2003, 2,514,000 outstanding warrants to purchase shares of common stock of Marshall Edwards, Inc., a subsidiary of the Company, were exercised at an exercise price of US$4.00 per share prior to their expiration on November 30, 2003. These warrants were issued in connection with the listing of Marshall Edwards, Inc’s. common stock on the AIM stock market in London. Net proceeds from the exercise of the warrants amounted to US$10,056,000 (A$ 14,035,000) to Marshall Edwards Inc.

During December, 2003, Marshall Edwards, Inc. completed an offering of 2,392,000 common stock units at an initial public offering price of US$7.50 per unit.

Each common stock unit consisted of:

•	one share of Marshall Edwards, Inc. common stock; and

•	one warrant to purchase a share of Marshall Edwards, Inc. common stock at an exercise price equal to US$9.00.

In connection with the December offering, Marshall Edwards, Inc. shares of common stock and warrants commenced trading separately on the Nasdaq National Market.

The net proceeds of the offering amounted to approximately US$15,521,000 (A$20,815,000). As a result of the above two transactions, Novogen retains an 86.9% ownership interest of Marshall Edwards, Inc.

The Company invests its cash and cash equivalents in interest bearing facilities with various maturity dates. At the end of fiscal 2004, deposits amounting to A$18.5 million had a weighted average interest rate of 5.22% and cash deposits of A$39.9 million had a weighted average interest rate of 1.07%.

At the end of fiscal 2004, the Company had outstanding interest bearing liabilities in the form of lease liabilities of A$1.6 million. These leases have an average lease term of 4 years. The average interest rate implicit in the leases is 8.42% (2003: 8.42%).

The Company has arranged finance lease facilities with the St George Bank of Australia of A$4.0 million of which, A$1.6 million was unused at the end of fiscal 2004.

The Company does not hedge its foreign exchange exposures. The Company however, continues to minimise foreign exchange risk by having international sales and marketing expenses being denominated in local currencies. See “Item 11 Quantitative and Qualitative Disclosures About Market Risk — Foreign Currency Risk”.

During fiscal 2004, the Company had net cash outflows from operating activities of A$10.5 million. Included in this amount are cash receipts of A$1.2 million of interest received from invested cash balances, A$1.0 million from the proceeds of Government grants being primarily the START Grants for research and development and A$1.0 million royalty received from PTI pursuant to a license agreement between the Company and PTI. See “Item 4. Information on the Company — Business Overview — Clinical Developments — License Agreements”.

It is the opinion of the Company that the current level of working capital is sufficient to meet present requirements.

There are no commitments for capital expenditure outstanding at the end of the financial year.

Table of Contractual Obligations

The following table summarizes our future payment obligation and commitments as at June 30, 2004.

		Payments due by period
In $000's	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Operating Leases	408	375	33	—	—
Finance Leases	1,681	899	782	—	—
Other Expenditure Committments	7,112	6,200	912	—	—

Total Contractual Cash Obligations	9,201	7,474	1,727	—	—

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

Research and Development

Major advances were made during the year on the Group’s clinical development program.

Phenoxodiol

The Group’s lead anti-cancer drug, phenoxodiol, continued its clinical development program through Marshall Edwards, Inc., the Company’s 86.9% owned subsidiary company. Phenoxodiol is currently being evaluated in phase II clinical trials for the treatment of prostate cancer, ovarian cancer, squamous cell carcinomas (SCC) of the cervix, vagina and vulva and renal cancer.

During 2004, Marshall Edwards, Inc made significant progress in the clinical development of phenoxodiol including:

•	The release by Yale researchers of preliminary results of a dose-finding study in women with recurrent ovarian cancer that has become unresponsive to standard chemotherapy, who received intravenous phenoxodiol. The data reflected outcomes of the first 20 of 40 measurable subjects and showed that 13 patients were able to finish a three month treatment cycle, and 5 patients were considered to have had disease stabilization. All patients ultimately showed disease progression. This trial is now complete and the Company is awaiting final analysis of the trial data;

•	Commencing a clinical trial in cervical cancer at Yale New Haven Hospital. The study is the first to be conducted in the U.S. using the oral dosage form of phenoxodiol and will be used in patients who have a primary diagnosis of cancer for a period of four weeks. Following treatment with phenoxodiol, patients will be scheduled for either surgical resection or radiotherapy. The study will evaluate the safety and ability of phenoxodiol to act as an effective anti-cancer drug when it is given as a monotherapy in early stage cancer;

•	Commencing a renal cancer study of phenoxodiol in combination therapy at St George Hospital in Sydney, Australia. The study will involve patients with late stage cancers that are no longer responding to standard chemotherapies. In this study, phenoxodiol will be administered orally;

•	Commencing a new multi-center trial to evaluate phenoxodiol as a chemo-sensitizing agent in patients with chemo-resistant ovarian cancer. The first site involves up to 40 patients at Yale New Haven Hospital. The two main objectives of the study are to investigate the degree to which phenoxodiol reverses chemo-resistance, and to compare the relative efficacies of paclitaxel and cisplatin, each in combination with phenoxodiol;

•	Establishing a second trial site for the multi-center ovarian cancer study at the Royal Women’s Hospital in Melbourne Australia; and

•	Announcing preliminary data from the late-stage prostate cancer trial being conducted at multiple sites in Australia. The data showed that phenoxodiol is biologically active by reducing or stabilizing Prostate Specific Antigen (“PSA”) levels in 8 of 12 patients receiving the study drug.

•	In November 2004, Marshall Edwards, Inc. announced that the U.S. Food and Drug Administration (FDA) has granted phenoxodiol Fast Track status for its intend use as a chemo-sensitizing agent in patients with recurrent late stage ovarian cancer. Under the FDA Modernization Act of 1997, designation as a Fast Track product means that phenoxodiol is eligible for certain accelerated marketing approval programs.

NV-18

NV-18, an anti-cancer drug developed to treat melanoma and cholangiocarcinoma (gall bladder cancer) entered its clinical development stage. NV-18 has been approved for a Phase I study at St George Hospital in Sydney. The study will determine the drug’s bio-availability, pharmacokinetic profile and acute safety.

The drug will be delivered in three different ways including orally, by bolus injection and by slow intravenous infusion to 6 patients with solid tumours over a period of 8 weeks.

The Company has granted to a subsidiary of Marshall Edwards, Inc., under a licence option deed an exclusive right to accept and exclusive last right to match any proposed dealings by the Company with its intellectual property rights with a third party relating to certain pharmaceutical compounds (other than phenoxodiol) developed by the Company. The licence option deed would cover any proposed dealing with respect to NV-18.

NV-04

In July 2004, the Company announced that trans-NV-04, the Company’s leading cardiovascular drug, had begun clinical trials. Trans-NV-04 is an advanced version of NV-04. Trans-NV-04 will be tested in human subjects who are at risk of cardiovascular disease, but are otherwise healthy. The trial will be conducted at the Baker Heart Research Institute and will initially evaluate safety and tolerability in a dose ranging study. This will be followed by a randomised, cross-over, placebo controlled and double blind study in subjects receiving either trans-NV-04 or placebo.

The Company spent A$8.3 million on gross R&D expenditure during fiscal 2004. The Company spent A$8.3 million on gross R&D expenditure in fiscal 2003. The Company spent A$7.9 million on gross R&D expenditure in fiscal 2002.

Due to the nature and uncertainty of the R&D projects being undertaken by the Company, it is not possible to reasonably estimate the cost and timing of project completion. The costs of R&D projects are not estimated on a project by project basis and to analyse costs between projects could only be performed on an arbitrary and subjective basis.

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

In-house research and development is managed by the Research and Development Director and senior research and development staff. Budgets are prepared annually and agreed by the Novogen Board. Expenses are monitored monthly, actual versus budget by expense line and in total.

Trend Information

Sales of the Company’s dietary supplements decreased in fiscal 2004 compared to fiscal 2003. The sales reduction was due mainly to the increased value of the Australian Dollar versus the currencies of the Company’s major trading partners, particularly those trading in USD. This had a negative impact on reported sales. Movements in the value of major trading currencies will continue to affect the reported sales values.

Sales were also negatively impacted by the conflicting publicity and conflicting professional opinions about the safety and efficacy of HRT and natural menopause products and the mass recall of many products in the Australian market produced by an unrelated company under investigation for unsatisfactory quality standards. The Company expects the market for menopause products to continue to be affected by the safety and efficacy of HRT and natural alternatives debate. Also it will take some time for confidence to return to the Australian market. The Company will continue to position its products as the most clinically tested natural alternatives in the menopause market.

The Company expects to continue its expenditure on research and development and the impact on cash resources and results from operations of this expenditure will vary with the extent and timing of the future clinical trial program. It is not possible to make accurate predictions of future operating results.

Item 6. Directors, Senior Management and Employees.

The names of the Company’s Directors during the fiscal year and up to the date of this report are as follows:

Mr. P. A. Johnston (Non-executive Chairman)
Mr. C. Naughton (Managing Director)
Professor G. E. Kelly (Executive Director)
Mr. P. B. Simpson
Professor P. J. Nestel AO
Dr. L. C. Read (appointed September 11, 2003)

All Directors were in office from the beginning of the financial year until the date of this report, unless otherwise stated.

Information on Directors

Philip A. Johnston Non- Executive Chairman
Dip Eng (Production)

Non-Executive Director since 1997, Mr. Johnston was elected chairman of the Novogen Group with effect from 1 January 2001. Mr. Johnston has extensive experience in the pharmaceutical industry including 9 years as an Executive Director of Wellcome Australia Limited. He was previously a Director of two subsidiary companies of GlaxoWellcome. He has had responsibility for production, distribution, quality assurance and consumer product development and has been directly involved in the establishment of strategic alliances and joint ventures. He has completed a number of executive development programs including the University of NSW and the London Business School. Mr. Johnston is also a Director of Lipa Pharmaceuticals Limited.

Christopher Naughton Managing Director
BEc, LLB

Managing Director since March 1997, Mr. Naughton joined Novogen in 1996 as Commercial Director. Mr. Naughton has degrees in Economics from the ANU and in Law from the UNSW. He has completed the Program for Management Development at the Harvard Business School, and is an Attorney in New South Wales. After working in merchant banking, he has spent the last 19 years in the pharmaceutical industry, including appointments as a Director of Wellcome Australia Limited and in worldwide business development with The Wellcome Foundation Limited in the UK.

Professor Graham E. Kelly Executive Director
BSc(Vet), BVSc, PhD

Executive Director since 1994, Professor Kelly is founder and was the first Managing Director of Novogen Limited. Professor Kelly was Chairman of the Novogen Group until 31 December 2000, a position he had held since March 1997; he is also Chairman of the NASDAQ and AIM listed subsidiary company Marshall Edwards, Inc. He has spent nearly 30 years in medical research involving drug development, immunology, surgery and cancer. Professor Kelly was Senior Research Fellow in Experimental Surgery in the Faculty of Medicine at the University of Sydney. He developed the ß-1, 3-Glucan and Isoflavone intellectual property now owned by the Novogen Group.

Peter B. Simpson Non-Executive Director
MPharm, PhC, MPS

Non-Executive Director since 1994, Mr. Simpson has extensive experience in the development of pharmaceutical products for international markets. He was Research and Development Manager with David Bull Laboratories for 8 years prior to being appointed Chief Executive Officer of Biota Holdings Limited in 1987. At Biota he oversaw the research and development of an effective cure for influenza and the licensing of that discovery to Glaxo Limited. Mr Simpson is currently associated with a wide range of biotechnology and pharmaceutical interests predominantly associated with the conduct of late stage clinical studies and the commercialisation of Australian biomedical discoveries.

Professor Paul J. Nestel Non-Executive Director
AO MD, FTSE, FRACP, FAHA.

Professor Nestel is currently a Senior Principal Research Fellow and Head of the Cardiovascular Nutrition Laboratory at the Baker Medical Research Institute, Victoria. Professor Nestel is also a Consultant Physician at the Alfred Hospital, Melbourne. He is president of the International Life Sciences Institute (Australasia) and is a member of the board of directors of ILSI South East Asia. He was formally Clinical Professor in Medicine, The Flinders University of South Australia. Professor Nestel has been and remains a member of many national and international committees for research and policy on cardiovascular disease. He has published over 370 scientific and medical papers and is a Fellow of the Australian Academy of Technological Sciences and Engineering and Fellow of the American Heart Association. Professor Nestel is an Officer of the Order of Australia.

Dr. Leanna C. Read Non-Executive Director

BAgSc(Hons), PhD, FTSE
Dr. Read was appointed Non-Executive Director in September 2003. Dr. Read is founder and Managing Director of TGR BioSciences Pty Ltd, an early-stage biotech company that discovers novel bioactives by high-throughput screening. She has 15 years of experience in leading and managing commercially-related research organisations, including the CRC for Tissue Growth and Repair, and the Child Health Research Institute. Dr. Read holds a professorial appointment at Flinders University and has published over 90 scientific papers. Board appointments currently include the Prime Minister’s Science and Engineering Council and the Australian Proteome Analysis Facility Inc. Dr. Read was a member of the Industry Research and Development Board for six years until 2002 and chaired its Biological Committee. She is a Fellow of the Australian Academy of Technological Sciences and Engineering and has been awarded the inaugural Biotechnology Industry Service Award.

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

David Ross Seaton – Chief Financial Officer
B Bus KCAE, M Com UNSW, CPA

Mr. Seaton is a graduate in Business Studies as well as holding a Master of Commerce degree from the University of NSW. He has completed Management Development programs at Northwestern University in Chicago as well as at Duke University and the London Business School. He has had 16 years experience in the pharmaceutical industry and prior to joining Novogen in 1999 was the Finance Director of GlaxoWellcome Australia Ltd. Mr. Seaton was also Finance Director of Wellcome Australia Limited prior to its merger with Glaxo in 1995.

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

Bryan Palmer – Operations General Manager

Mr. Palmer joined Novogen in 1993. Since that time he has held a number of senior management positions within the Company. He completed the Program for Management Development at the Harvard Business School in 2001.

Craig Kearney – General Manager Consumer Business
BMS Waikato.

Craig Kearney joined Novogen in December 2001 as the General Manager of the Consumer Business. He has a Bachelor of Management Studies from Waikato University in New Zealand and has subsequently completed managerial development programmes at London School of Business and Duke University in the US. He has worked 18 years in the Over The Counter (OTC) consumer pharmaceutical category including 10 years for Wellcome New Zealand and Wellcome Australia, 6 years for Parke Davis/Warner Lambert Australia and prior to Novogen he worked for Pfizer Australia. He held senior sales, marketing and business management roles for all three companies.

Compensation

The Remuneration Committee of the Board of Directors is responsible for determining and reviewing compensation arrangements for the Directors, the Managing Director and the executive team. The Remuneration Committee assesses the appropriateness of the nature and amount of emoluments of such officers on a periodic basis by reference to relevant employment market conditions with the overall objective of ensuring maximum stakeholder benefit from the retention of a high quality Board and executive team. Such officers are given the opportunity to receive their base emolument in a variety of forms including cash and fringe benefits such as the use of motor vehicles. It is intended that the manner of payment chosen will be optimal for the recipient without creating undue cost for the Company.

Details of the nature and amount of each element of the emolument of each Director of Novogen Limited and the five Executive Officers included in the Company’s senior management are as follows:

Compensation of Directors of Novogen Limited July 1, 2003 – June 30, 2004

	Annual Emoluments			Long term Emoluments					Total
	Base Fee	Committee Fee	Other	Termination &	Options Granted			Super-
				Similar Payments				annuation
						Amortised Cost	Remuneration
	A$	A$	A$	A$	Number	A$	%	A$	A$
PA Johnston	56,182	14,000	—	—	—	668	0.87%	6,318	77,168
C Naughton	419,016	—	91,138	—	—	—	—	37,711	547,865
GE Kelly	306,234	—	45,523	—	—	—	—	27,561	379,318
PJ Nestel	32,500	12,000	—	—	—	—	—	—	44,500
LC Read	21,688	4,000			—	—	—	2,312	28,000
PB Simpson	28,494	16,000	—	—	—	668	1.36%	4,006	49,168

	864,114	46,000	136,661	—	—	1,336		77,908	1,126,019

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

Compensation of the Executive Officers of the Company and the consolidated entity July 1, 2003 – June 30, 2004.

	Annual Emoluments		Long term Emoluments				Total
	Base Fee	Other	Termination	Options Granted		Super-
			& Similar			annuation
			Payments
				Amortised Cost
	A$	A$	A$	Number	A$	A$	A$
AJ Husband	234,371	87,644	—	14,892	40,579	20,605	383,199
DR Seaton	257,203	28,314	—	14,892	37,795	23,148	346,460
WJ Lancaster (USA)	209,225	6,295	—	7,848	22,851	18,531	256,902
B Palmer	131,976	56,273		8,244	24,114	11,877	224,240
CD Kearney	152,880	37,576	—	8,192	17,210	13,759	221,425

	985,655	216,102	—	54,068	142,549	87,920	1,432,226

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

Pension Benefits

The Company has paid A$518,000 during fiscal 2004 for employee superannuation benefits and pension benefits.

Board Practices

Novogen Board of Directors

Name	Position Held	Year First	Current Term
		Appointed	Expires
P A Johnston	Chairman	1997	October-2006
C Naughton	Managing Director	1997	—
G E Kelly	Executive Director	1994	October-2005
P B Simpson	Director	1994	October-2006
P J Nestel	Director	2001	October-2006
L C Read	Director	2003	October-2006

Term of Directors

The term for each director (excluding the Managing Director) is three years at which time that director retires from office and offers himself/herself for re-election at the next annual general meeting. For more information about the term and details of the Managing Director’s term refer to the Employment contract attached. (Exhibit 4.1)

Dr. Leanna Read was appointed to the board on September 11, 2003.

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

The Board comprises six Directors of whom four are non-executive Directors. The two executive Directors are the Managing Director, Mr. Christopher Naughton and Professor Graham Kelly. In addition the Board has established the following Committees — Audit, Remuneration, and Capital Works Committees.

There is also the International Scientific Advisory Board whose membership includes the Executive Directors and which advises the Board on clinical and scientific strategy and direction.

Audit Committee

The Board has established an audit committee, which operates under a charter approved by the board. It is the Board’s responsibility to ensure that an effective internal control framework exists within the Company. This includes internal controls to deal with both the effectiveness and efficiency of significant business processes, the safeguarding of assets, the maintenance of proper accounting records and the reliability of financial information as well as non-financial considerations such as bench marking of operational key performance indicators. The Board has delegated the responsibility for the establishment and maintenance of a framework of internal control and ethical standards for the management of the consolidated entity to the Audit Committee.

The committee also provides the board with additional assurance regarding the reliability of financial information for inclusion in the financial reports. All members of the audit committee are independent non-executive directors. The members of the audit committee during the year were Peter Simpson (Chairman), Paul Nestel AO, Philip Johnston and Leanna Read.

Remuneration Committee

The Remuneration Committee has been formed in order to review the remuneration of the Executive Directors and key executives by reference to independent data, external professional advice and the requirements to retain high quality management.

The committee comprises the Non-Executive Directors Peter Simpson (Chairman), Paul Nestel AO and Philip Johnston.

Capital Works Committee

The Capital Works Committee reviews capital investment proposals, assesses the project tenders and reviews progress against timetables and cost estimates. The Committee comprises Philip Johnston (Chairman), Peter Simpson, Paul Nestel AO and Christopher Naughton.

Executive Directors’ Employment Contracts

Each of Professor Graham Kelly and Mr. Christopher Naughton have entered into employment agreements with the Company.

The agreements, each dated June 25, 2003, are similar in terms, other than as to the description of the position held (Executive Director in the case of Professor Graham Kelly and Managing Director in the case of Mr. Christopher Naughton), the responsibilities attached to that position, remuneration and the term of the agreement.

Professor Kelly’s agreement provides for an initial term of appointment of three years. Mr. Naughton’s agreement provides for an initial term of five years. After the expiration of the term either party may give to the other not less than six months notice of termination.

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

Employees

The Company employed 67 people at June 30, 2004 as follows (June 30, 2003 : 61 people).

Category of Activity	Number of People
	2004	2003
Research and Development	19	18
Production	21	14
Sales and Marketing	13	17
Finance and Administration	14	12

Total	67	61

Share Ownership

Directors’ holdings of shares and options in the Company

The table below shows the number of ordinary shares and options to purchase ordinary shares held directly or indirectly by the Directors of the Company as of December 31, 2004.

	Ordinary	%	Options
	Shares Fully	Total Shares
	Paid	on Issue
			Number	Exercise	Expiry
			Outstanding	Price	Date
G E Kelly	8,362,652	8.6	—	—	—
C Naughton	738,511	0.8	—	—	—
P A Johnston	43,594	—	3,128	4.01	Oct 27 2005
P B Simpson	500	—	3,128	4.01	Oct 27 2005
P J Nestel	12,000	—	20,000	3.58	July 20 2005
L C Read	2000	—	—	—	—

The named Executive Officers own shares in the Company, and have options issued under the Novogen Limited Share Option Plan.

Employee Share Option Plan

The Employee Share Option Plan provides for the issue of options to eligible employees being either an employee or Director of the Company or an associated company. Each option entitles its holder to acquire one fully paid ordinary share and is exercisable at a price equal to the average price of such shares at the close of trading on the Australian Stock Exchange for the five days prior to the date of issue. Options are not transferable. The option lapses if the employee ceases to be an employee during the vesting period. There are currently 45 employees eligible for this scheme.

Exemptions from Certain Nasdaq Corporate Governance Rules

Exemptions from the Nasdaq corporate governance standards are available to foreign private issuers such as Novogen when those standards are contrary to a law, rule or regulation of any public authority exercising jurisdiction over such issuer or contrary to generally accepted business practices in the issuer’s county of domicile. In connection with Novogen’s National Market Listing Application, Nasdaq granted Novogen exemptions from certain corporate governance standards that were contrary to the laws, rules, regulations or generally accepted business practices of Australia. These exemptions and the practices followed by Novogen are described below:

•	Novogen is exempt from Nasdaq’s quorum requirements applicable to meetings of ordinary shareholders. In keeping with the law of Australia and generally accepted business practices in Australia, Novogen’s Constitution (formerly known as the Memorandum of Association and Articles of Association) requires a quorum of three shareholders for a shareholders’ meeting.

•	Novogen is exempt from Nasdaq’s requirement that each Nasdaq issuer shall require shareholder approval of a plan or arrangement in connection with the acquisition of the stock or assets of another company if “any director, officer or substantial shareholder of the issuer has a 5 percent or greater interest (or such persons collectively have a 10 percent or greater interest), directly or indirectly, in the company or assets to be acquired or in the consideration to be paid in the transaction or series of related transactions and the present or potential issuance of common stock, or securities convertible into or exercisable for common stock, could result in an increase in outstanding common shares or voting power of 5 percent or more”.

Novogen is listed on the Australian Stock Exchange (ASX) and subject to chapter 10 of the ASX Listing rules which require shareholder approval for an acquisition from or disposal to a “related party” (including a director) or “substantial shareholder” (who is entitled to at least 10% of the voting securities) of “substantial assets”. The Australian Corporations Act to which Novogen is also subject generally requires shareholder approval for a transaction with a director or director-controlled entity unless on arm’s length terms.

Item 7. Major Shareholders and Related Party Transactions

Major Shareholders

The names of the major shareholders known to the Company are as follows at December 31, 2004:

Bende Holdings Pty Ltd — holding 6,485,538 Ordinary Shares representing 6.7% of the outstanding Ordinary Shares. Bende Holdings Pty Ltd is a company controlled by G E Kelly.

Oppenheimer Funds Inc – holding 13,462,783 Ordinary Shares representing 13.9% of the outstanding Ordinary Shares.

The major shareholders do not have any different voting rights than other shareholders of the Company. There has been no significant changes to the shareholding of the known major shareholders over the last three years.

At December 31, 2004 there were 7,113,866ADRs outstanding, representing 35,569,330 Ordinary Shares (or 36.8% of the then outstanding Ordinary Shares). At December 31, 2004 there were 42 registered holders of Novogen ADRs.

Item 8. Financial Information

Consolidated financial statements are included in “Item 18 – Financial Statements” on pages 69 through 129.

Export Sales

Export sales to third parties from Australia are not a significant portion of total sales. The details of sales by geographic region are contained in “Item 5 – Operating and Financial Review and Prospects”.

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

Significant Changes

No significant change has occurred since the date of the consolidated financial statements included in this Annual Report.

Item 9. Offer and Listing Details

Trading Markets

The principal listing of Novogen and quotation of its Ordinary Shares and listed options to purchase Ordinary Shares is on the Australian Stock Exchange (“ASX”). As of January 7, 1999, the Company’s American Depositary Receipts (ADRs) each representing five ordinary shares began trading on the Nasdaq Small Cap Market. On May 12, 2000 Novogen’s ADRs began trading on the Nasdaq National Market. The trading symbol on Nasdaq is “NVGN”. The trading symbol on ASX is “NRT”.

American Depositary Receipts

Novogen’s Ordinary Shares trade in the U.S. in the form of ADRs. Novogen has entered into a Deposit Agreement with the Bank of New York under which the Bank of New York, acting as depositary, issues the ADRs.

The following table sets forth, for the calendar periods indicated, the high and low market quotations for Novogen’s Ordinary Shares, as quoted on the ASX, and Novogen’s ADRs, as quoted on the Nasdaq.

NOVOGEN LIMITED SHARE PRICE HISTORY

Period	Per Ordinary Share (A$)		Per ADR (US$)
Year Ended	High	Low	High	Low
June 2000	5.00	2.42	18.00	8.00
June 2001	4.62	2.02	14.25	5.35
June 2002	3.34	0.83	10.50	1.98
June 2003	5.59	1.18	19.59	3.15
June 2004	8.80	4.00	31.90	12.30
Quarter Ended
September 2002	2.18	1.18	6.34	4.25
December 2002	3.36	1.76	9.77	4.83
March 2003	3.89	2.48	11.55	7.23
June 2003	5.59	3.05	19.59	9.36
September 2003	5.53	4.00	19.10	12.30
December 2003	8.80	5.33	31.90	17.63
March 2004	7.65	4.58	29.49	17.40
June 2004	6.80	4.93	26.00	17.25
September 2004	5.60	4.15	20.00	14.85
December 2004	6.25	4.54	24.35	17.44
Month Ended
June 2004	5.48	5.00	19.38	17.25
July 2004	5.60	4.70	20.00	16.56
August 2004	4.81	4.15	16.97	14.85
September 2004	5.25	4.60	18.23	16.00
October 2004	5.08	4.54	18.85	17.44
November 2004	6.25	4.80	24.35	17.75
December 2004	6.24	5.40	23.57	20.99

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

Exchange Controls

Australia has largely abolished exchange controls on investment transactions. The Australian dollar is freely convertible into U.S. dollars. In addition, (other than as specified under “taxation” below and certain restrictions imposed under Australian law in relation to dealings with the assets of and transactions with, designated countries, entities and persons specified by the Reserve Bank of Australia from time to time, including, persons connected with terrorism) there are currently no specific rules or limitations regarding the export from Australia of profits, dividends, capital, or similar funds belonging to foreign investors, except that certain payments to non-residents must be reported to the Australian Cash Transaction Reports Agency, which monitors such transactions. However, as mentioned above, the Reserve Bank of Australia does retain discretion to prevent foreign exchange dealings in certain circumstances under the Australian Banking (Foreign Exchange) Regulations 1959.

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

Taxation

The following discussion is a summary of the Australian taxes generally applicable to U.S. Holders of ADRs. For the purposes of this discussion, “US Holder” means a beneficial owner of ADRs who:

(a) for U.S. federal income tax purposes is a U.S. resident, a U.S. citizen, a domestic corporation, a domestic partnership, or a non-foreign estate or trust; and

(b) has not owned, at any time directly, indirectly or constructively, 10% or more of the voting stock of the Company.

Prospective investors are urged to consult their own tax advisers regarding the U.S. and Australian tax consequences of owning and disposing of Ordinary Shares and ADRs. Further, prospective investors who are residents of jurisdictions other than the U.S. should consult their tax advisers as to the tax consequences of investing in the ADRs or shares under the laws of their jurisdictions of residence.

This taxation discussion is intended only as a descriptive summary and does not purport to be a complete technical analysis or listing of all potential tax effects to U.S. Holders, and does not address the Australian taxes applicable to special classes of U.S. Holders. Except as otherwise noted, the statements of Australian tax laws set out below are based on the laws as of the date of this Annual Report, including the bilateral taxation convention between Australia and the U.S. (the “Treaty”) and are subject to any changes in law occurring after that date.

Distributions

Under Australian law non-residents may be subject to withholding tax in respect of dividends received on shares in Australian companies.

In accordance with the Treaty, dividends derived by a non-resident of Australia who is a resident of the U.S. for the purposes of Treaty may be taxed on those dividends in

Australia, but such withholding tax is limited to 15% of the gross amount of dividends unless the dividend is derived by a non-resident who has or is deemed to have a permanent establishment in Australia. In which case, a 30% rate may apply.

In some instances withholding tax may not apply. Under the Australian dividend imputation system, to the extent that dividends are paid out of income on which Australian income tax has been levied, such dividends are considered as “franked” dividends to that same extent. Non-resident shareholders are exempt from dividend withholding tax in respect of the franked portions of the dividends received.

Under the Foreign Dividend Account system, the unfranked portion of a dividend paid to a non-resident of Australia is not subject to withholding tax if the unfranked amount is sourced from certain foreign source income earned by the Australian company on which foreign tax has been paid.

Dispositions

Upon disposal of shares or ADRs, a capital gain or a capital loss may be made. A capital gain is calculated as the difference between the disposal proceeds and the cost base of the shares or ADRs. Broadly, the cost base is the total of the amount paid for the shares or ADRs plus acquisition and/or disposal costs (such as brokerage or stamp duty).

Non-residents of Australia who do not hold and have not at any time in the five years preceding the date of disposal held (for their own account or together or together with associates) 10% or more of the issued share capital of a listed public Australian company are not liable for Australian capital gains tax CGT on the disposal of shares or ADRs of such a company as such assets will not have the “necessary connection” with Australia.

However, shares or ADRs will have the necessary connection with Australia and the disposal of such shares or ADRs will be subject to capital gains tax if they have at any time been used by a taxpayer in carrying on a business through a permanent establishment in Australia.

If the shares or ADRs were acquired before 11:45 am on 21 September 1999 the cost base may be indexed for inflation up to 30 September 1999. For a Holder to whom the CGT discount applies (see below), indexation will only apply if the Holder elects to use indexation instead of the discount. Indexation will not be available if the shares or ADRs were acquired after 11:45 am on 21 September 1999 and will effectively only be relevant if the shares were acquired before 1 July 1999.

Holders who are individuals or who hold shares or ADRs directly through trusts may be eligible to have their capital gain (after applying any capital losses against it) discounted if they have held their shares or ADRs for at least 12 months. The CGT discount is 50%. If the shares or ADRs were acquired before 11:45 am on 21 September 1999, such Holders may choose whether to calculate their capital gain using indexation frozen at 30 September 1999 or by applying the CGT discount without indexation. If the shares or ADRs were acquired after 11:45 am on 21 September 1999, it will not be possible to elect to apply indexation and such Holders will be entitled to the CGT discount if they have held the shares or ADRs for at least 12 months. Companies are not entitled to the CGT discount.

A capital loss will be made if the disposal proceeds are less than the reduced cost base. Broadly, the reduced cost base will be calculated in a similar way to the cost base, however, the reduced cost base is calculated without indexation. Capital losses can only be offset against capital gains realised in the same year or in later years.

Non-residents of Australia who are subject to Australian tax on capital gains made on the disposal of shares or ADRs are required to file an Australian income tax return for the year in which the disposal occurs.

Non-residents who are securities dealers or in whose hands a profit on disposal of ADRs or shares is regarded as ordinary income and not as a capital gain (such ADRs and shares are referred to as “revenue assets”) will be subject to Australian income tax on Australian source profits arising on the disposal of the ADRs or shares, without indexation or discount, unless such profits are exempt from Australian tax under the Treaty. The profits will not be subject to tax in Australia unless the profits are attributable to the carrying on of a business through a permanent establishment of the non-resident in Australia. Prospective investors should consult their own tax advisers as to whether the ADRs or shares are revenue assets as such a conclusion depends on the particular facts and circumstances of the individual investor concerned.

Non-residents with no taxable capital gains or income from sources in Australia other than dividends with respect to the shares or ADRs are not required to file an Australian income tax return.

Estate and Gift Tax

Australia does not impose any estate, inheritance or gift taxes. Therefore, no Australian estate tax, inheritance tax or gift tax will be imposed on the death of, or upon a lifetime gift by, a U.S. shareholder. However, the transfer by a U.S. resident of ordinary shares or ADRs by way of gift or upon death may have Australian income tax and stamp duty implications.

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

The Company does not use derivative financial instruments. The Company places its deposits with high credit quality financial institutions, and, by policy, limits the amount of credit exposure to any single counter-party. The Company is averse to principal loss and ensures the safety and preservation of its invested funds by limiting default risk, market risk, and reinvestment risk.

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

Foreign Currency Risk

The Company conducts a portion of its business in various foreign currencies, primarily in the U.S. and the UK. As of June 30, 2004, the Company had not established a foreign currency hedging program. The Company has mitigated and will continue to mitigate a portion of its currency exposure through international sales, marketing and support operations in which all costs are local currency based. Net foreign currency losses in fiscal year 2004 were A$137,000 compared with net foreign currency losses of A$525,000 in fiscal year 2003.

The Company does not consider the effects of foreign currency movements to be a material risk to its financial condition.

Equity Price Risk

During May 2003, Novogen’s wholly owned U.S. subsidiary company, Glycotex, Inc. raised A$500,000 in an initial private placement from Australian and international investors and institutions. Following the placement Novogen now owns 97.6% of Glycotex, Inc.

The shares were issued at A$10.00 each with attaching warrants to purchase a further two shares at an exercise price of A$10.00 per share. The attaching options are exercisable prior to 5 November, 2004. Novogen also issued to these investors a convertible security enabling investors to convert their investment in Glycotex, Inc. to Novogen shares at an equivalent Novogen share price of A$5.00 per share.

On November 5, 2004 Glycotex Inc received a total of A$900,000 following the exercise of 90,000 warrants at an exercise price of A$10.00 per share which were issued as part of the initial private placement. Also, Novogen will issue 10,000 of its shares following the conversion of 5,000 Glycotex share under the terms of the Novogen convertible security.

Following the exercise of the warrants and the convertible security Novogen retains 93.4% ownership in Glycotex, Inc.

Item 12. Description of Securities Other than Equity Securities

Item 12 details are not required to be disclosed as part of the Annual Report.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

This item is not applicable.

Item 14. Material Modifications to the Rights of Security Holders and the Use of Proceeds

This item is not applicable.

Item 15. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

The Company’s management, with the participation of the Company’s Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the Company’s disclosure controls and procedures as of the end of the period covered by this report. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures as of the end of the period covered by this report were not designed nor were functioning effectively to provide reasonable assurance that the information required to be disclosed by the Company in reports filed under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. This conclusion is based on the identified weakness in internal control over financial reporting and in the disclosure controls that is described below under the heading Change in Internal Control over Financial Reporting.

Change in Internal Control over Financial Reporting

In connection with the audit of the fiscal year ended June 30, 2004, Ernst & Young, the Company’s independent public accountants, informed the Board of Directors that they believe that the personnel and management of the Company who perform the accounting and financial reporting functions are not sufficiently expert in U.S. GAAP and the requirements of the SEC and the Public Company Accounting Oversight Board and that this lack of expertise represents a material weakness in the operation of the Company’s internal control over financial reporting.

Ernst & Young also noted that the Company’s system of financial reporting was not designed to prepare financial statements in accordance with U.S. GAAP and that the system of internal control, in particular the processes to review and analyze elements of the financial statement close process and prepare consolidated financial statements in accordance with U.S. GAAP, has not reduced to a relatively low level the risk that errors in amounts that would be material in relation to those financial statements may occur and may not be detected within a timely period by management in the normal course of business.

In this regard, Ernst & Young have recommended that Novogen engage personnel with expertise or train existing personnel in the following areas:

•	U.S. GAAP;

•	financial reporting in accordance with the SEC regulations;

•	requirements of the Public Company Accounting Oversight Board; and

•	application of technical accounting pronouncements.

The Company has developed a plan that is designed to ensure that the preparation of the consolidated financial statements, including the processes to review and analyze elements of the financial statement close process, is in accordance with U.S. GAAP and that relevant information about U.S. GAAP, SEC financial reporting requirements, and the requirements of the Public Company Accounting Oversight Board is available to those persons involved in the process by which the financial statements are prepared. Specifically the plan provides for additional resources and further training of the Novogen accounting team including:

1)	the employment of additional accounting staff on the Novogen accounting team which will enable senior finance staff responsible for the preparation of U.S. GAAP financial reports to spend more time dealing with U.S. GAAP reporting issues;

2)	increasing the level of attendance at targeted U.S. GAAP and SEC reporting courses by senior Novogen finance staff responsible for the preparation of U.S. GAAP financial reports and SEC disclosure; and

3)	subscribing to additional information networks that provide publications and updates of SEC and U.S. GAAP releases and rule changes and of information about the requirements of the Public Company Accounting Oversight Board.

The Company has already recruited one additional degree qualified accountant. Additionally, the Company’s senior finance staff has already committed to taking a number of training courses during the next six months, including the SEC Institute’s SEC Reporting Conference and the SEC Institute’s SEC Reporting Skills Workshop, and will continue to evaluate the merits of additional courses as they become available. The Company has already begun to receive additional publications and updates of SEC, U.S. GAAP and Public Company Accounting Oversight Board requirements and will review the adequacy of this additional information within the next four months to determine whether additional resources are required.

Until the Company is satisfied that it has addressed the need for sufficient expertise in preparing financial statements required in filings under the securities law it will seek to mitigate this weakness by conferring with its outside accounting advisors with respect to the technical requirements applicable to the financial statements.

The implementation of the initiatives described above are among the Company’s highest priorities. The Company’s Board of Directors, in coordination with the Audit Committee, will continually assess the progress and sufficiency of these initiatives and make adjustments as and when necessary. As of the date of this report, the Company believes that the plans outlined above, when completed, will eliminate the weakness in internal accounting control as described above. Nonetheless, a control system, no matter how well designed and operated, cannot provide absolute assurance that the objectives of the control system are met, and no evaluation of controls can provide absolute assurance that all control issues have been detected.

Item 16. Reserved

Item 16A. Audit Committee Financial Expert

The Board of Directors has determined that the Company does not currently have an “audit committee financial expert” as that term is defined under current SEC regulations serving on the Audit Committee. Under Australian Stock Exchange rules the Company is required to have an audit committee financial expert before the end of the fiscal year ending June 30, 2005. The Company believes that the combined knowledge, skills and experience of the current members of the Audit Committee enables them, as a group, to act effectively in the fulfilment of their tasks and responsibilities, including those under the Sarbanes-Oxley Act of 2002. The Company is presently looking to appoint an individual who qualifies as an “audit committee financial expert” to serve as a member of the Audit Committee.

Item 16B. Code of Ethics

The company has adopted a code of ethics that applies to all its employees, officers and directors, including its principle executive officer, its principle financial officer and persons performing similar functions. A copy of the code of ethics is posted in the “About Novogen – Corporate Governance” section of the Novogen Limited website, and may be viewed at http://www.novogen.com. If the Company makes any substantive amendment, to the Code of Ethics or grant any waiver, including an implicit waiver, from a provision of the Code of Ethics to directors or executive officers, it will disclose the nature of such amendment or waiver on the Company’s website.

Item 16C. Principle Accounting Fees and Services

Ernst and Young has audited the Company’s annual financial statements acting as the independent registered public accountant for the fiscal years ended June 30, 2004 and 2003.

The chart below sets forth the total fees for services performed by Ernst & Young in 2004 and 2003 and breaks down these amounts by the category of service.

	2003	2004
	A$’000	A$’000
Audit fees	129.5	431.2
Audit related fees	21.3	106.6
Tax fees	67.7	33.3
Total fees	218.5	571.1

Audit fees

The audit fees include the aggregate fees billed in each of 2004 and 2003 for professional services rendered for the audit of the Company’s annual financial statements and for related services that are reasonably related to the performance of the audit or services that are normally provided by the auditor in connection with regulatory filings of engagements for those financial years (including review of the 20-F, consents and other services related to SEC matters).

Audit Related Services

Audit related services include audit services provided in respect of the requirements of the provisions of government grant agreements under which the Company receives reimbursement of certain expenses incurred in research and development including START grants. Audit related services also include audit services provided for the audit of the Company’s Workers Compensation Insurance.

Tax Fees

Tax fees were for the preparation of tax returns.

All Other Fees

Other fees incurred by the Company in fiscal year 2004 relate to the costs associated with the filing of Form S-1 and the subsequent listing of Marshall Edwards, Inc. on the Nasdaq National Market in December 2003.

Pre-approval Policies and Procedures

The Audit Committee Charter sets forth the Company’s policy regarding the appointment of independent auditors, requiring the Audit Committee to review and approve in advance the appointment of the independent auditors for the performance of all audit and, after taking into account the opinion of management, lawfully permitted non audit services. The Audit Committee may delegate authority to one or more members of the Audit Committee where appropriate, but no such delegation is permitted if the authority is required by law, regulation or listing standard to be exercised by the audit committee as a whole.

Item 16D. Exemptions from the Listing Standards for Audit Committees.

This item is not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

This item is not applicable.

PART III

Item 17. Financial Statements

Not Applicable

Item 18. Financial Statements

The financial statements filed as part of this Annual Report are included on pages 69 through 129 hereof.

Item 19. Exhibits

     (a) Exhibits

Exhibit No.	Exhibit Description

1.1	Constitution of Novogen Limited (formerly known as the Memorandum of Association and Articles of Association). (1)

2.1	Deposit Agreement, dated as of February 23, 1998, among Novogen Limited, the Bank of New York, as Depositary, and owners and holders from time to time of ADRs issued thereunder. (2)

4.1	Employment Contract between the Company and Mr. C. Naughton dated June 25, 2003.

4.2	Employment Contract between the Company and Professor Alan Husband dated April 30, 2003.

4.3	Employment Contract between the Company and Dr G. E. Kelly dated June 25, 2003.

4.4	Lease between Kendall Glen Pty Limited (Lessor) and Novogen Laboratories Pty Ltd for the Company’s corporate headquarters at 140 Wicks Road, North Ryde, New South Wales. (3)

4.5	Employment Contract between the Company and Bryan Palmer dated April 24, 2003.

4.6	Employment Contract between the Company and Craig Kearney dated April 30, 2003.

4.7	Employment Contract between the Company and David Seaton dated April 30, 2003.

4.8	Employment Contract between the Company and Ronald Erratt dated April 30, 2003.

8.1	Company Subsidiaries.

12.1	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a – 14(a) of the Securities Exchange Act of 1934, as amended.

13.1	Certification by the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as added by Section 906 of the Sarbanes – Oxley Act of 2002.

(1)	Incorporated by reference to the Registration Statement on Form 20-F filed with the Securities and Exchange Commission on December 24, 1998 (File No. 0-29962).

(2)	Incorporated by reference to the Registration Statement on Form F-6 filed with the Securities and Exchange Commission on February 12, 1998 (File No. 333-8346).

(3)	Incorporated by reference to the Annual Report on Form20-F filed with the Securities and Exchange Commission on November 27, 2000 (File No. 0-29962)

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Novogen Limited

We have audited the accompanying consolidated statements of financial position of Novogen Limited as of June 30, 2004 and 2003, and the related consolidated statements of financial performance, changes in contributed equity and cash flows for each of the three years in the period ended June 30, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting policies used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Novogen Limited at June 30, 2004 and 2003, and the consolidated results of its operations and its cash flows for each of the three years in the period ended June 30, 2004 in conformity with accounting principles generally accepted in Australia.

Accounting principles generally accepted in Australia vary in certain significant respects from U.S. generally accepted accounting principles. Information relating to the nature and effect of such differences is presented in Note 30 to the consolidated financial statements.

/s/ Ernst & Young

                     Sydney, Australia

                    December 20, 2004

Directors’ Declaration

In accordance with a resolution of the Directors of Novogen Limited, I state that:

1. In the opinion of the Directors:

a)	the financial statements and notes of the Company and of the consolidated entity are in accordance with the Corporations Act 2001, including:

i)	giving a true and fair view of the Company’s and consolidated entity’s financial position as at 30 June, 2004 and of their performance for the year ended on that date; and

ii)	complying with Accounting Standards and Corporations Regulations 2001; and

b)	there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

2.	In the opinion of the Directors, as at the date of this declaration, there are reasonable grounds to believe that the members of the Closed Group identified in Note 10, will be able to meet any obligations or liabilities to which they are or may become subject to, by virtue of the Deed of Cross Guarantee.

On behalf of the Board,

Christopher Naughton
Managing Director

Sydney, 11 January, 2005

Novogen Limited, Consolidated Financial Statements

STATEMENT OF FINANCIAL PERFORMANCE

Year ended June 30, 2004	Notes	2004	2003	2002	2004
		A$’000	A$’000	A$’000	US$’000
Revenue
Sales Revenue		12,720	19,630	19,582	8,843
Other Revenue	2	3,726	4,626	4,706	2,590

Total Revenue		16,446	24,256	24,288	11,433

Costs and Expenses
Cost of Goods Sold		(4,753)	(7,191)	(7,583)	(3,304)
Research & Development		(8,261)	(8,274)	(7,853)	(5,743)
Selling and Promotions		(9,762)	(12,713)	(15,209)	(6,787)
Shipping and Handling		(382)	(468)	(480)	(266)
General and Administrative		(5,747)	(6,151)	(7,446)	(3,995)

Total Costs and Expenses		(28,905)	(34,797)	(38,571)	(20,095)

Interest Expense		(120)	(132)	(345)	(83)

Operating Loss Before Abnormal Items and Income Tax	2	(12,579)	(10,673)	(14,628)	(8,745)

Income Tax Expense	3	—	7	(45)	—

Net Loss		(12,579)	(10,666)	(14,673)	(8,745)

Net Loss Attributable to Outside Equity Interests		(1,644)	(212)	(19)	(1,143)

Net Loss Attributable to Members of Novogen		(10,935)	(10,454)	(14,654)	(7,602)

Basic Loss per share (cents per share)		(11.4)	(10.9)	(15.4)	(7.9)

STATEMENT OF FINANCIAL POSITION
As at 30 June, 2004

	Notes
		2004	2003	2004
		A$’000	A$’000	US$’000

CURRENT ASSETS
Cash	4	58,431	31,026	40,621
Receivables	5	2,936	4,438	2,041
Inventories	6	7,828	6,399	5,442
Other	7	865	588	601

Total current assets		70,060	42,451	48,705

NON-CURRENT ASSETS
Inventories	6	625	78	435
Property, plant and equipment	8	6,728	8,283	4,677

Total non-current assets		7,353	8,361	5,112

TOTAL ASSETS		77,413	50,812	53,817

CURRENT LIABILITIES
Payables	11	5,963	5,656	4,145
Interest bearing liabilities	12	843	679	586
Provisions	13	361	271	251

Total current liabilities		7,167	6,606	4,982

NON-CURRENT LIABILITIES
Interest bearing liabilities	12	765	1,608	532
Provisions	13	270	201	188
Total non-current liabilities		1,035	1,809	720

TOTAL LIABILITIES		8,202	8,415	5,702

NET ASSETS		69,211	42,397	48,115

EQUITY
Parent equity interest
Contributed equity	15	170,276	138,206	118,376
Reserves	16	(449)	(1,956)	(312)
Retained profits/(accumulated losses)	16	(104,972)	(94,424)	(72,977)

Total parent equity interest in equity		64,855	41,826	45,087
Total outside equity interest	17	4,356	571	3,028

TOTAL EQUITY		69,211	42,397	48,115

                                         STATEMENT OF CHANGES IN CONTRIBUTED EQUITY

Issued Share Capital	Number of Fully	Amount
	Paid Ordinary Shares	A$’000

Balance June 30, 1999	79,685,518	82,148

Options converted into shares	132,744	154
Share issue — June 30, 2000	5,018,000	17,974

Balance June 30, 2000	84,836,262	100,276

Options converted into shares	38,513	46
Share issue — May 23,2001	10,195,000	20,900

Balance June 30, 2001	95,069,775	121,222

Options converted into shares	342,939	617
Subsidiary share issue — May 22, 2002	n/a	16,195
less outside equity interest		(785)

Balance June 30, 2002	95,412,714	137,249

Options converted into shares	199,071	421
Subsidiary share issue — May 5, 2003	n/a	553
less outside equity interest		(17)

Balance June 30, 2003	95,611,785	138,206

Options converted into shares	1,111,758	3,104
Subsidiary share issue November 30, 2003	n/a	14,035
Subsidiary share issue December 18, 2003	n/a	20,815
less outside equity interest		(5,884)

Balance June 30, 2004	96,723,543	170,276

Statement of Cash Flows
for the year ended 30 June, 2004

	Notes
		2004	2003	2002	2004
		A$’000	A$’000	A$’000	US$’000
Cash flows from operating activities
Receipts from customers		14,051	19,324	18,350	9,768
Payments to suppliers and employees		(27,566)	(29,313)	(28,811)	(19,164)
Interest received		1,186	1,177	1,114	825
Interest paid		(120)	(132)	(345)	(83)
Grants received		1,011	632	1,295	703
Income tax paid		—	7	(45)	—
Royalty received		978	2,362	1,878	680
Goods and services tax refunded/(paid) by/(to) tax authorities		(79)	96	(115)	(55)

Net cash flows used in operating activities	22	(10,539)	(5,847)	(6,679)	(7,326)

Cash flows from investing activities
Acquisition of property, plant and equipment		(714)	(758)	(144)	(496)
Proceeds from sale of plant and equipment		80	35	40	56
Loans to controlled entities		—	—	—	—

Net cash flows used in investing activities		(634)	(723)	(104)	(440)

Cash flows from financing activities
Proceeds from the issue of ordinary shares		3,104	421	121	2,158
Proceeds from the issue of subsidiary shares		38,197	554	18,624	26,555
Payment of share issue costs		(3,347)	—	(1,932)	(2,327)
Proceeds from borrowings		—	—	2,417	—
Repayment of borrowings		(679)	(845)	(3,157)	(472)

Net cash flows from financing activities		37,275	130	16,073	25,914

Net increase/(decrease) in cash held		26,102	(6,440)	9,290	18,148
Add opening cash brought forward		28,526	37,437	28,629	19,831
Effect of exchange rate changes on opening cash		1,303	(2,471)	(482)	906
Movements in secured facility		(500)	—	—	(348)

Closing cash carried forward	4	55,431	28,526	37,437	38,537

NOVOGEN LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting

These consolidated financial statements have been prepared to fulfil the company’s financial reporting requirements in the United States of America. These consolidated financial statements have been prepared in accordance with the requirements of applicable Australian Accounting Standards with the exception of presentation of Parent Company financial statements. Other mandatory professional reporting requirements in Australia (Urgent Issues Group Consensus Views) have also been complied with.

Changes in accounting policy

The accounting policies adopted are consistent with those of the previous year.

Principles of consolidation

The consolidated financial statements are those of the consolidated entity, comprising Novogen Limited and all entities controlled by Novogen Limited from time to time during the year and at balance date. Novogen Limited and its controlled entities together are referred to in these financial statements as the Company, economic entity or Group. The effects of all transactions between entities in the economic entity are eliminated in full.

The financial statements of controlled entities are prepared for the same reporting period as Novogen Limited, using consistent accounting policies.

Where a subsidiary makes a new issue of capital subscribed by outside equity interests any gain or loss made by the parent entity due to dilution of outside equity interests on subscription is reflected as capital in the Statement of Financial Position.

Foreign currency

Foreign currency transactions
Foreign currency transactions are converted into Australian currency at the rate of exchange at the date of the transaction. At balance date, amounts payable and receivable in foreign currencies are remeasured to Australian currency at rates of exchange current at balance date. Resulting exchange differences are brought to account in determining the profit or loss for the financial year.

Translation of financial reports of overseas operations
All foreign controlled entities, with the exception of Marshall Edwards, Inc., are deemed to be fully integrated with the Company as they are not financially or operationally independent of Novogen Limited. The financial reports of overseas operations are, therefore, translated using the temporal method, with resulting losses or gains taken to the profit and loss account.

Marshall Edwards, Inc., is deemed to be self sustaining as it is financially and operationally independent of Novogen Limited. The financial report of Marshall Edwards, Inc., is translated using the current rate method, and any exchange differences are taken directly to the foreign currency translation reserve.

Cash and cash equivalents

Cash on hand and in banks and short term deposits are stated at the nominal amount. For the purposes of the statement of cash flows, cash includes deposits at call readily convertible into cash within two working days and which are used in the cash management function on a day-to-day basis, net of outstanding bank overdrafts.

Receivables

Receivables are recognised and carried at original invoice value less a provision for any uncollectible debts. Debts, which are known to be uncollectible, are written off. A provision for doubtful debts is recognised when collection of the full nominal amount is no longer probable.

Receivables from related parties are recognised and carried at the nominal amount due.

Inventories

Inventories are measured at the lower of cost and net realisable value.

Costs incurred in bringing each product to its present location and condition are accounted for as follows:

•	Raw materials – purchase cost on a first-in-first-out basis; and

•	Finished goods and work-in-progress – cost of direct material, direct labour and a proportion of manufacturing overheads based on normal operating capacity.

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

Major depreciation periods are:
Buildings	20 years
Plant and equipment	2.5-10 years
Leasehold improvements	the lease term

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

Capitalised lease assets are depreciated over the estimated useful life of the assets.

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

Intangible assets

Patents and Trademarks
Costs incurred in respect of patents and trademarks are expensed as incurred unless future recoverability is assured beyond a reasonable doubt.

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

Borrowings

Finance lease liability is determined in accordance with requirements of AASB 1008 – “Leases”.

Provisions

Provisions are recognised when the economic entity has a legal, equitable or constructive obligation to make a future sacrifice of economic benefits to other entities as a result of past transactions or other past events, it is probable that a future sacrifice of economic benefits will be required and a reliable estimate can be made of the amount of the obligation.

Contributed equity

Ordinary share capital is recognised at the fair value of consideration received by the Company. Any transaction costs arising on the issue of ordinary shares are recognised directly in equity as a reduction in the share proceeds received.

Revenue recognition

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured. In determining the economic benefits, provisions are made for certain trade discounts and returned goods. The following specific recognition criteria must also be met:

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

Goods and Services Tax (GST) and overseas equivalents

Revenues, expenses and assets are recognised net of the amount of GST except:

•	where the GST incurred on a purchase of goods and services is not recoverable from the taxation authority, in which case the GST is recognised as part of the cost of acquisition of the asset or as part of the expense item as applicable; and

•	receivables and payables are stated with the amount of GST included.

The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the Statement of Financial Position.

Cash flows are included in the Statement of Cash Flows on a gross basis and the GST component of cash flows arising from investing and financing activities which is recoverable from or payable to the taxation authority is classified as operating cash flows.

Commitments and contingencies are disclosed net of the amount of GST recoverable from, or payable to the taxation authority.

Employee benefits

Wages and salaries, annual leave
Liabilities for wages, salaries and annual leave are recognised, and are measured as the amount unpaid at the reporting date at expected future pay rates in respect of employees’ services up to that date.

Long service leave
The amounts expected to be paid to employees for their pro rata entitlement to long service leave, including ‘on-costs’, are accrued annually at expected future pay rates having regard to experience of employee departures and period of service. These entitlements are measured at the present value of the estimated future cash outflow to be made in respect of services provided by employees up to the reporting date. In determining the present value of future cash out flows, the interest rates attaching to Government guaranteed securities, which have terms to maturity approximating the terms of the related liability, are used.

Share option plans
The value of share option plans described in Note 15 is not charged as an employee entitlement expense.

Earnings per share (EPS)

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

Comparatives

Where necessary, comparatives have been reclassified and repositioned for consistency with current year disclosures.

Adoption of Australian equivalents to International Financial Reporting Standards

Australia in conjunction with the Australian Accounting Standards Board (“AASB”) is currently preparing for the introduction of International Financial Reporting Standards (IFRS) effective for the Company’s financial year commencing 1 July, 2005. This requires the production of accounting data for future comparative purposes at the beginning of the next financial year.

The economic entity’s management, along with its auditors, are assessing the significance of these changes and preparing for their implementation.

The Directors are of the opinion that the key differences in the economic entity’s accounting policies which will arise from the adoption of IFRS are:

Research and development expenditure

Pending standard AASB 138: Intangible Assets requires that costs associated with research be expensed in the period in which they are incurred. In terms of current policy, research costs, including patent costs, are expensed as incurred, unless future recoverability is assured beyond a reasonable doubt, to exceed those costs The pending standard would not allow any research costs to be capitalised. This is unlikely to have a profit impact as all research costs have been expensed to date.

Impairment of assets

The economic entity currently determines the recoverable amount of an asset on the basis of undiscounted net cash flows that will be received from the assets use and subsequent disposal. In terms of pending AASB 136: Impairment of Assets, the recoverable amount of an asset will be determined as the higher of fair value less costs to sell and value in use. It is likely that this change in accounting policy will lead to impairments being recognised more often than under the existing policy.

Income tax

Currently, the economic entity adopts the liability method of tax-effect accounting whereby the income tax expense is based on the accounting profit adjusted for any permanent differences. Timing differences are currently brought to account as either a provision for deferred income tax or future income tax benefit. Under the Australian equivalent to International Accounting Standard (“lAS”) 12 the economic entity will be required to adopt a balance sheet approach under which temporary differences are identified for each asset and liability rather than the effects of the timing and permanent differences between taxable income and accounting profit. This is unlikely to have a significant profit impact.

Share based payments

Under AASB 2: Share based Payments, the Company will be required to determine the fair value of options issued to employees as remuneration and recognise an expense in the Statement of Financial Performance over the vesting period. It applies to all share-based payments issued after 7 November, 2002 which have not vested as at 1 January, 2005. The recognition of the expense will decrease the opening retained earnings on initial adoption of AASB 2 and increase share capital by the same amount. The impact of adoption AASB2 is likely to have a similar impact to that of FAS123 as disclosed in Note 30.

Government grants

AASB 120: Accounting for Government Grants and Disclosure of Government Assistance requires grants received to be recognised as income on a systematic basis over the periods necessary to match them with the related costs which they are intended to compensate, but only where there is reasonable assurance that the consolidated entity will comply with the conditions attaching to them and the grants will be received. This may result in the later recognition of the grants as revenue.

2.	PROFIT/(LOSS) FROM ORDINARY ACTIVITIES

	Consolidated
	2004	2003	2002
	$’000	$’000	$’000
(a) Revenues from operating activities
Revenue from the sale of goods	12,720	19,630	19,582

	12,720	19,630	19,582

(b) Revenues from non-operating activities
Interest — other persons/corporations	1,232	1,266	1,203
Grants received	1,011	632	1,295
Royalties received	978	2,362	1,879
Revenue from the sale of assets	80	35	40
Revenue from the sale of raw materials	73	215	193
Import duty refund	160	—	—
Other revenue	192	116	96

	3,726	4,626	4,706

Total revenues from ordinary activities	16,446	24,256	24,288

(c) Expenses
Depreciation of non-current assets
Plant and equipment	965	861	659
Buildings	291	290	290
Leasehold improvements	51	66	96
Amortisation of non-current assets
Plant and equipment under lease	414	447	775
Goodwill	—	224	33

Total depreciation and amortisation expenses	1,721	1,888	1,853

Bad and doubtful debts — trade	99	52	661
— related parties	—	—	—
Inventory write offs	979	617	801
Provision for employee entitlements	154	44	26
Rental expense relating to operating leases	683	677	693
Borrowing costs expensed
Interest expense on finance leases	120	132	345

Total borrowing costs expensed	120	132	345

PROFIT FROM ORDINARY ACTIVITIES	Consolidated
(Continued)	2004	2003	2002
	$’000	$’000	$’000
(d) Losses/(Gains)
Net loss/(gain) on disposal of property, plant and equipment	467	(12)	494
Net loss/(gain) on foreign currency	137	525	482
(e) Significant Items
Provision expense/(income) for non-recovery — intercompany	—	—	—

	—	—	—

3.	INCOME TAX

	2004	2003	2002
	$’000	$’000	$’000
(a) The prima facie tax, using tax rates applicable in the country of operation, on profit differs from the income tax provided in the financial statements as follows:
Prima facie tax (credit) on profit/(loss) from ordinary activities	(3,774)	(3,202)	(4,388)
Tax effect of permanent differences:
Non deductible depreciation and amortisation	—	67	10
Non deductible expenses	118	67	213
Research and development allowance	(271)	(261)	207
Sundry items	21	89	62

Income tax adjusted for permanent differences	(3,906)	(3,240)	(3,896)
Australian income taxes	—	—	1
United States state income taxes	—	—	3
New Zealand income tax	—	(7)	41
Current year tax losses not brought to account	3,906	3,240	3,896

Income tax expense attributable to operating loss	—	(7)	45

	Consolidated
	2004	2003	2002
	$’000	$’000	$’000
(b) Future income tax benefit not brought to account at balance date as realisation of the benefit is not regarded as virtually certain arising from:
(i) tax losses carried forward	27,439	21,371	19,106
(ii) timing differences	2,274	4,326	3,784

	29,713	25,697	22,890

This future income tax benefit will only be obtained if:

(i) the relevant companies derive future assessable income of a nature and of an amount sufficient to enable the benefit from the deductions for the losses to be realised;

(ii) the relevant companies continue to comply with the conditions for deductibility imposed by tax legislation; and

(iii) no changes in tax legislation adversely affect the relevant companies in realising the benefit from the deductions for the losses.

(c) The balance of the franking account at the end of the financial year for the economic entity and the parent entity is $nil (2003: $nil; 2002: $nil).

Tax consolidation

Novogen Limited and its 100% owned subsidiaries elected to form a tax consolidation group for income tax purposes with effect from 1 July 2003. The Australian Tax Office has not been at this time been formally notified of this decision. Novogen Limited as the head entity discloses all of the deferred tax asset and liabilities of the tax consolidated group (after elimination of inter-group transactions). As the tax consolidated group continues to generate tax losses there have been no reason for the company to enter a tax funding agreement with the members of the tax consolidation group. There has been no material effect on the deferred tax balances as a result of the revised tax legislation.

4.	CASH

	Consolidated
	2004	2003
	$’000	$’000
Cash at bank and on hand	39,977	12,387
Deposits at call	15,454	16,139

Cash at Call	55,431	28,526
Secured Cash (Refer Note 14)	3,000	2,500

Total Cash	58,431	31,026

Short term deposits have an average maturity of 30 days and have a fixed or floating interest rate for the term of the deposit.

5.	RECEIVABLES

	Consolidated
	2004	2003
	$’000	$’000
Current
Trade debtors	3,274	4,517
Provision for doubtful debts	(438)	(350)

	2,836	4,167
Other debtors	100	271

	2,936	4,438

	Consolidated
	2004	2003	2002
	$’000	$’000	$’000
Provision for doubtful accounts:
Beginning Balance	(350)	(783)	(204)
Provisions charged to income	(88)	—	(579)
Amounts charged net of recovery	—	433	—

Ending Balance	(438)	(350)	(783)

Terms and conditions:

(i) trade debtors are non interest bearing and generally on 30 day terms;

(ii) details of the terms and conditions of the related party receivables are set out in Note 20;

(iii) other debtors are non-interest bearing and have repayment terms between 7 and 30 days.

6.	INVENTORIES

	Consolidated
	2004	2003
	$’000	$’000
Current
Raw materials — at cost	649	479
Work in progress — at cost	6,392	3,652
Finished goods — at cost	1,406	2,228
Provision for diminution in value of finished goods	(659)	—

	7,788	6,359
Other inventory — at cost	40	40

	7,828	6,399

Non-current
Other inventory — at cost	254	53
Raw materials — at cost	371	979
Provision for diminution in value of raw materials	—	(954)

	625	78

	Consolidated
	2004	2003	2002
	$’000	$’000	$’000
Provision for diminution in value
Beginning balance	(954)	(1,680)	(878)
Increase in provision for diminution	(672)	(8)	(1,603)
Utilisation of provision	968	734	801

Ending balance	(658)	(954)	(1,680)

7.	OTHER CURRENT ASSETS

	Consolidated
	2004	2003
	$’000	$’000
Prepayments	865	588

8.	PROPERTY, PLANT AND EQUIPMENT

	Consolidated
	2004	2003
	$’000	$’000
Land at cost	1,572	1,545

Buildings at cost	3,459	3,459
Accumulated depreciation	(2,005)	(1,714)

	1,454	1,745

Total land and buildings (property)	3,026	3,290

Plant and equipment under lease — at cost	3,035	3,199
Accumulated amortisation	(1,738)	(1,453)

	1,297	1,746

Plant and equipment — at cost	8,591	8,814
Accumulated depreciation	(6,225)	(5,619)

	2,366	3,195

Leasehold improvements — at cost	382	343
Accumulated depreciation	(343)	(291)

	39	52

Total property, plant and equipment — at cost	17,039	17,360
Accumulated amortisation and depreciation	(10,311)	(9,077)

Total property, plant and equipment	6,728	8,283

An independent valuation of the land and buildings was undertaken by Nicholas Warden A.A.P.I. (Certified Practising Valuer, B.Bus (Land Economy) Registered Valuer No. 3445). Based on market value for the existing use as at 30 June, 2003, the total value of the valuation amounted to $5.85 million which exceeded the net carrying value in the accounts.

a) Assets pledged as security

Assets under lease are pledged as security for the associated lease liabilities.

The book value of assets pledged as security are:

	Consolidated
	2004	2003
	$’000	$’000
Plant and equipment under lease	1,297	1,746

b) Reconciliations

Reconciliations of the carrying amounts of plant, property and equipment at the beginning and end of the current and previous financial year.

	Consolidated
	2004	2003
	$’000	$’000
Freehold land
Carrying amount at beginning	1,545	1,545
Additions	27	—

	1,572	1,545

Buildings on freehold land
Carrying amount at beginning	1,745	2,035
Additions	—	—
Depreciation expense	(291)	(290)

	1,454	1,745

Plant and equipment under lease
Carrying amount at beginning	1,746	2,998
Additions	—	—
Disposals	(35)	(805)
Amortisation expense	(414)	(447)

	1,297	1,746

Plant and equipment
Carrying amount at beginning	3,195	2,531
Additions	649	1,548
Disposals	(513)	(23)
Depreciation expense	(965)	(861)

	2,366	3,195

Leasehold improvements
Carrying amount at beginning	52	104
Additions	38	14
Depreciation expense	(51)	(66)

	39	52

9.	OTHER FINANCIAL ASSETS

	Consolidated
	2004	2003
	$’000	$’000
Shares in controlled entities — at cost (all intercompany investments have been eliminated on consolidation)	—	—

The carrying value of the parent entity’s investment in controlled entities exceeds the net assets of the relevant controlled entities as at 30 June, 2004. A provision for diminution in value of the parent entity’s investment in controlled entities has not been recorded by the parent entity, as the Directors believe that the value of future cash flows will support the current carrying value.

10.	INTERESTS IN CONTROLLED ENTITIES

			Equity		Cost of Novogen Limited's
			Holding		Investment
	Country of	Class of	2004	2003	2004	2003
Name of Entity	Incorporation	Shares	%	%	$’000	$’000
Novogen Laboratories Pty Ltd (i)	Australia	Ordinary	100	100	400	400
Novogen Research Pty Ltd (i)	Australia	Ordinary	100	100	7,000	7,000
Phytosearch Pty Ltd	Australia	Ordinary	100	100	—	—
Phytogen Pty Ltd	Australia	Ordinary	100	100	20	20
Glycotex Pty Ltd	Australia	Ordinary	100	100	—	—
Norvogen Pty Ltd	Australia	Ordinary	100	100	—	—
Central Coast Properties Pty Ltd (i)	Australia	Ordinary	100	100	—	—
Novogen Inc.	USA	Ordinary	100	100	—	—
Glycotex, Inc.	USA	Ordinary	97.6	97.6	—	—
Novogen Limited (UK)	UK	Ordinary	100	100	—	—
Promensil Limited	UK	Ordinary	100	100	—	—
Novogen BV	Netherlands	Ordinary	100	100	—	—
Novogen New Zealand Limited	NZ	Ordinary	100	100	—	—
Novogen Canada Limited	Canada	Ordinary	100	100	—	—
Marshall Edwards, Inc.	USA	Ordinary	86.9	95.1	—	—
Marshall Edwards Pty Limited	Australia	Ordinary	86.9	95.1	—	—

					7,420	7,420

(i) Entities subject to class order relief

Pursuant to Class Order 98/1418, relief has been granted to these companies from the Corporations Act 2001 requirements for preparation, audit and lodgement of their financial reports.

As a condition of the Class Order, Novogen Limited and the controlled entities subject to the Class Order (“Closed Group”), entered into a Deed of Cross Guarantee on 28 May, 1999. The effect of the deed is that Novogen Limited has guaranteed to pay any deficiency in the event of winding up of the controlled entities. The controlled entities have also given a similar guarantee in the event that Novogen Limited is wound up.

The consolidated statement of financial performance and statement of financial position of the entities which are members of the “Closed Group” are as follows:

Statement of Financial Performance	2004	2003
Year ended 30 June, 2004	$’000	$’000
Operating profit/(loss) before income tax	2,667	(7,868)
Income tax attributable to operating (loss)/profit	—	—

Operating profit/(loss) after income tax	2,667	(7,868)
Retained profits/(accumulated losses) at the beginning of the financial year	(53,115)	(45,247)

Retained profits/(accumulated losses) at the end of the financial year	(50,448)	(53,115)

Statement of Financial Position	2004	2003
Year ended 30 June, 2004	$’000	$’000
CURRENT ASSETS
Cash	21,552	19,120
Receivables	3,348	2,386
Inventories	4,527	3,604

Total current assets	29,427	25,110

NON-CURRENT ASSETS
Receivables	43,750	41,553
Inventories	625	121
Property, plant and equipment	6,660	8,200

Total non-current assets	51,035	49,874

TOTAL ASSETS	80,462	74,984

CURRENT LIABILITIES
Payables	3,333	3,102
Interest bearing liabilities	843	679
Provisions	334	249

Total current liabilities	4,510	4,030

NON-CURRENT LIABILITIES
Interest bearing liabilities	765	1,608
Provisions	270	201

Total non-current liabilities	1,035	1,809

TOTAL LIABILITIES	5,545	5,839

NET ASSETS	74,917	69,145

EQUITY
Contributed equity	125,365	122,260
Retained profits/(accumulated losses)	(50,448)	(53,115)

TOTAL EQUITY	74,917	69,145

11.	PAYABLES

	Consolidated
	2004	2003
	$’000	$’000
Current
Trade creditors	2,986	2,571
Accrued trade creditors	2,213	1,842
Accrued clinical trial payments	764	1,243

	5,963	5,656

Terms and conditions relating to the above payables:

- trade creditors are non interest bearing and normally settled on 30 day terms; and

- other creditors are non-interest bearing and normally settled on 30 day terms; and

- clinical trial creditors are non-interest bearing and normally settled on 30 day terms.

12.	INTEREST BEARING LIABILITIES

	Consolidated
	2004	2003
	$’000	$’000
Current
Lease liabilities (secured) (Note 25b)	843	679

	843	679

Non-current
Lease liabilities (secured) (Note 25b)	765	1,608

	765	1,608

Secured lease liability — finance leases	1,608	2,287

Terms and Conditions relating to the above financial instruments:

- finance leases have an average lease term of 4 years with the option to purchase the asset at the completion of the lease term for the residual value. The average interest rate implicit in the leases is 8.42% (2003: 8.42%). Assets under lease are pledged as security for the associated lease liability.

13.	PROVISIONS

	Consolidated
	2004	2003
	$’000	$’000
Current
Employee benefits	361	271

Non-current
Employee benefits	270	201

	631	472

14.	FINANCING ARRANGEMENTS

	Consolidated
	2004	2003
	$’000	$’000
(a) Financing arrangements
Unrestricted access was available at balance date to the following lines of credit
Total facilities
Lease facilities	4,000	4,000

	4,000	4,000

Used at balance date
Lease facilities	2,353	3,155

	2,353	3,155

Unused at balance date	1,647	845

Lease facilities	1,647	845

(b) Assets under lease are pledged as security for the associated lease liabilities.

(c) Novogen Limited has entered into a Deed of Set-off where it has agreed to hold a deposited sum with the bank of at least three million dollars at all times as additional security for the lease facility.

15.	CONTRIBUTED EQUITY

(a) Issued and paid up capital

	Consolidated
	2004	2003
	$’000	$’000
Novogen Limited 96,723,523 (2003: 95,611,785) ordinary shares	125,364	122,260
Marshall Edwards, Inc. 56,938,000 (2003: 52,032,000) ordinary shares	44,424	15,458
Glycotex, Inc 2,050,000 (2003: 2,050,000) ordinary shares	488	488

	170,276	138,206

Terms and conditions of contributed equity:

Novogen Limited

Ordinary shares have the right to receive dividends as declared and, in the event of winding up the Company, to participate in the proceeds from the sale of all surplus assets in proportion to the number of and amounts paid up on shares held.

Ordinary shares entitle their holder to one vote, either in person or by proxy, at a meeting of the Company.

Movements in issued and paid up ordinary share capital of Novogen Limited are as follows:

	Number of	Issue
	shares	price $	$’000
On issue 1 July, 2003	95,611,785		122,260
Options converted to shares	101,080	1.53	155
Options converted to shares	35,699	2.10	75
Options converted to shares	85,000	2.77	235
Options converted to shares	118,008	2.84	335
Options converted to shares	700,000	2.91	2,037
Options converted to shares	20,000	2.95	59
Options converted to shares	51,971	4.00	208

Total options exercised during the period	1,111,758		3,104
On issue 30 June, 2004	96,723,543		125,364

Marshall Edwards, Inc.

Shares of common stock have the right to receive dividends as declared and, in the event of winding up the Company, to participate in the proceeds from the sale of all surplus assets in proportion to the number of and amounts paid up on shares held.

Shares of common stock entitle their holder to one vote, either in person or by proxy, at a meeting of the Company.

During November, 2003, 2,514,000 outstanding warrants to purchase shares of Marshall Edwards, Inc., were exercised at an exercise price of US$4.00 per share prior to their expiration on 30 November, 2003. These warrants were issued in connection with the listing of Marshall Edwards’ common stock on the AIM stock market in London. Net proceeds from the exercise of the warrants amounted to US$10,056,000 ($A 14,035,000) to Marshall Edwards.

During December, 2003, Marshall Edwards, Inc., completed an offering of 2,392,000 common stock units at an initial public offering price of US$7.50 per unit.
Each common stock unit consisted of:

•	one share of Marshall Edwards, Inc., common stock; and

•	one warrant to purchase a share of Marshall Edwards Inc common stock at an exercise price equal to US$9.00. These warrants were immediately exercisable from the date of issue and expire 3 years from their date of issue.

In connection with the December offering, Marshall Edwards, Inc., shares of common stock and warrants commenced trading separately on the Nasdaq National Market.

The net proceeds of the offering amounted to approximately US$15,521,000 (A$20,815,000). As a result of the above two transactions, Novogen Limited retains an 86.9% ownership interest in Marshall Edwards, Inc.

Movements in issued and paid up ordinary share capital of Marshall Edwards, Inc., are as follows:

	Number of	Issue
	shares	price $	$'000
On issue 1 July, 2003	52,032,000		15,458
Warrants converted to shares	2,514,000	5.58	14,035
New shares issued	2,392,000	8.70	20,815
less Outside Equity Interest			(5,884)

Total warrants exercised during the period	4,906,000		28,966
On issue 30 June, 2004	56,938,000		44,424

Glycotex, Inc.

Shares of common stock have the right to receive dividends as declared and, in the event of winding up the Company, to participate in the proceeds from the sale of all surplus assets in proportion to the number of and amounts paid up on shares held.

Shares of common stock entitle their holder to one vote, either in person or by proxy, at a meeting of the Company.

During April 2003, Glycotex, Inc. raised $500,000 in an initial private placement from Australian and international investors and institutions. Novogen now owns 97.6% of Glycotex, Inc.

The shares were issued at $10.00 each with attaching warrants to purchase a further two shares at an exercise price of $10.00 per share. The attaching options are exercisable prior to 5 November, 2004. Novogen also issued to these investors a convertible security enabling investors to convert their investment in Glycotex, Inc. to Novogen shares at an equivalent Novogen share price of A$5.00 per share. These ordinary shares have the right to receive dividends as declared and, in the event of winding up Glycotex, Inc., to participate in the proceeds from the sale of all surplus assets in proportion to the number of and amounts paid up on shares held.

Movements in issued and paid up ordinary share capital of Glycotex, Inc., are as follows:

	Number of
	shares	$'000
On issue 1 July, 2003	2,050,000	488
On issue 30 June, 2004	2,050,000	488

(b) Particulars of options issued by Novogen Limited are as follows:

									Options
						On issue	Issued	Converted	forfeited	On issue	Exercisable
			Exercise	Expiry	Original	1 July,	during the	to fully	during	30 June,	30 June,
Grant Date			Price	Date	issue	2003	year	paid shares	the year	2004	2004
24/09/98	(iii)		$2.91	24/09/03	700,000	700,000	—	700,000	—	—	—
26/03/99	(i	)	$2.84	26/03/04	217,000	79,436	—	79,436	—	—	—
26/03/99	(ii)		$2.84	26/03/04	38,572	38,572	—	38,572	—	—	—
23/06/99	(v	)	$2.9460	23/06/04	20,000	20,000	—	20,000	—	—	—
23/06/99	(v	)	$2.7725	23/06/04	85,000	85,000	—	85,000	—	—	—
13/03/00	(i	)	$4.00	13/03/05	221,028	125,480	—	23,575	2,129	99,776	99,776
13/03/00	(ii)		$4.00	13/03/05	27,360	27,360	—	5,520	—	21,840	21,840
20/07/00	(v	)	$3.5819	20/07/05	50,180	50,180	—	—	—	50,180	50,180
30/11/00	(i	)	$4.00	30/11/05	238,220	159,548	—	19,252	5,403	134,893	101,170
30/11/00	(ii)		$4.00	30/11/05	7,248	7,248	—	3,624	—	3,624	2,718
27/10/00	(iv)		$4.01	27/10/05	9,384	6,256	—	—	—	6,256	4,692
10/08/01	(i	)	$1.53	10/08/06	695,528	499,805	—	101,080	44,528	354,197	177,099
13/07/01	(v	)	$2.05	13/07/06	101,950	101,950	—	—	—	101,950	101,950
30/11/02	(i	)	$2.10	30/11/07	526,332	503,916	—	35,699	64,961	403,256	100,814
30/11/02	(ii)		$2.10	30/11/07	37,200	37,200	—	—	—	37,200	9,300
27/02/04	(i	)	$6.76	27/02/09	189,536	—	189,536	—	15,472	174,064	—
27/02/04	(ii)		$6.76	27/02/09	6,660	—	6,660	—	—	6,660	—

Total					3,171,198	2,441,951	196,196	1,111,758	132,493	1,393,896	669,539

									Options
							Issued	Converted	forfeited	On issue	Exercisable
Grant			Exercise	Expiry	Original	On issue	during the	to fully	during	30 June	30 June,
Date			Price	Date	issue	1 July 2002	year	paid shares	the year	2003	2003
25/03/98	(i	)	$2.23	25/03/03	180,728	94,723	—	85,911	8,812	—	—
25/03/98	(ii)		$2.23	25/03/03	15,684	15,684	—	15,684	—	—	—
24/09/98	(iii)		$2.91	24/09/03	700,000	700,000	—	—	—	700,000	—
22/12/98	(ii)		$2.00	22/12/03	104,734	51,734	—	51,734	—	—	—
26/03/99	(i	)	$2.84	26/03/04	217,000	99,508	—	15,716	4,356	79,436	79,436
26/03/99	(ii)		$2.84	26/03/04	38,572	38,572	—	—	—	38,572	38,572
23/06/99	(v	)	$2.9460	23/06/04	20,000	20,000	—	—	—	20,000	20,000
23/06/99	(v	)	$2.7725	23/06/04	85,000	85,000	—	—	—	85,000	85,000
13/03/00	(i	)	$4.00	13/03/05	221,028	137,364	—	—	11,884	125,480	94,110
13/03/00	(ii)		$4.00	13/03/05	27,360	27,360	—	—	—	27,360	20,520
20/07/00	(v	)	$3.5819	20/07/05	50,180	50,180	—	—	—	50,180	50,180
30/11/00	(i	)	$4.00	30/11/05	238,220	175,636	—	—	16,088	159,548	79,774
30/11/00	(ii)		$4.00	30/11/05	7,248	7,248	—	—	—	7,248	3,624
27/10/00	(iv)		$4.01	27/10/05	9,384	6,256	—	—	—	6,256	3,128
10/08/01	(i	)	$1.53	10/08/06	695,528	596,448	—	30,026	66,617	499,805	124,951
13/07/01	(v	)	$2.05	13/07/06	101,950	101,950	—	—	—	101,950	101,950
30/11/02	(i	)	$2.10	30/11/07	526,332	—	526,332	—	22,416	503,916	—
30/11/02	(ii)		$2.10	30/11/07	37,200	—	37,200	—	—	37,200	—

Total					3,276,148	2,207,663	563,532	199,071	130,173	2,441,951	701,245

(i)	Options issued under the Employee Share Option Plan. Options vest in four equal annual instalments over the vesting period.

(ii)	Options issued to consultants. Options vest in four equal annual instalments over the vesting period.

(iii)	Options issued to the Managing Director by resolution of shareholders on 24 September, 1998.

(iv)	Option issued to Non-executive Directors by resolution of shareholders on 27 October, 2000. Options vest in four equal annual instalments over the vesting period.

(v)	Options issued to consultants Options vest twelve months after grant date.

The last trade of Novogen Limited shares on the Australian Stock Exchange on 30 June, 2004 was $5.30.

Share option plans

Employee share option plan

The employee share option plan provides for the issue of options to eligible employees being an employee or Director of the Company or related company. Each option entitles its holder to acquire one fully paid ordinary share and is exercisable at a price equal to the weighted average price of such shares at the close of trading on the Australian Stock Exchange Limited for the five days prior to the date of issue. Options are not transferable. The option lapses if the employee ceases to be an employee during the vesting period. There are currently 45 employees eligible for this scheme.

Consultant options

The Company has also granted options by way of compensation to consultants who perform services for Novogen and its controlled entities.

16.	RESERVES, RETAINED PROFITS/(ACCUMULATED LOSSES)

(a) Retained Profit/(Accumulated Losses)	Consolidated
	2004	2003
	$’000	$’000
Balance at the beginning of the year	(94,424)	(83,970)
Adjustment to opening retained earnings attributed to outside equity interest holders	387	—
Current year profit/(losses)	(10,935)	(10,454)

Balance at the end of the year	(104,972)	(94,424)

	Consolidated
	2004	2003
(b) Foreign currency translation	$’000	$’000
(i) Nature and purpose of reserve
The foreign currency translation reserve is used to record exchange differences arising from the translation of the financial statements of self-sustaining foreign operations
(ii) Movements in reserve
Balance at beginning of year	(1,956)	—
Gain (loss) on translation of overseas controlled entities	1,507	(1,956)

Balance at end of year	(449)	(1,956)

17.	OUTSIDE EQUITY INTEREST

	Consolidated
	2004	2003
	$’000	$’000
Reconciliation of outside equity interest in controlled entities
Opening balance	571	766
Additions to outside equity interest by way of share issue
- Marshall Edwards, Inc.	5,429	5
- Glycotex, Inc.	—	12
Add Share of operating losses of controlled entities
- Marshall Edwards, Inc.	(1,639)	(211)
- Glycotex, Inc.	(5)	(1)

Closing balance	4,356	571

18.	SEGMENT INFORMATION

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

PRIMARY SEGMENT

	Australia/NZ			North America			Europe			Elimination			Consolidated
	2004	2003	2002	2004	2003	2002	2004	2003	2002	2004	2003	2002	2004	2003	2002
	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000
Geographical segments
Revenue
Sales to customers outside the consolidated entity	4,022	6,228	5,224	6,357	10,658	12,084	2,341	2,744	2,274	—	—	—	12,720	19,630	19,582
Other revenues from customers outside the consolidated entity	2,327	3,360	3,498	166	—	—	1	—	26	—	—	(21)	2,494	3,360	3,503
Intersegment Revenues	4,043	6,457	4,571	43	71	258	—	—	—	(4,086)	(6,528)	(4,829)	—	—	—

Total segment revenue	10,392	16,045	13,293	6,566	10,729	12,342	2,342	2,744	2,300	(4,086)	(6,528)	(4,850)	15,214	22,990	23,085

Unallocated revenue — interest													1,232	1,266	1,203

Total consolidated revenue													16,446	24,256	24,288

Results
Segment net gain/(loss) on foreign currency	(405)	(9,230)	(5,496)	859	7,990	5,011	(591)	715	3	—	—	—	(137)	(525)	(482)

Segment result (loss)	(6,268)	(89,654)	(11,946)	(2,502)	3,146	(3,431)	(1,252)	(376)	(1,269)	(2,437)	76,343	2,363	(12,459)	(10,541)	(14,283)

Unallocated expenses													(120)	(132)	(345)
Consolidated entity profit/(loss) from ordinary activities before income tax													(12,579)	(10,673)	(14,628)

Income tax credit/(expense)													—	7	(45)

Net loss													(12,579)	(10,666)	(14,673)

SEGMENT INFORMATION – PRIMARY SEGMENT (Cont’d)

	Australia/NZ		North America		Europe		Elimination		Consolidated
	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003
	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000
Geographical segments
Assets

Segment assets	17,552	9,635	56,178	20,342	1,364	1,947	2,319	18,888	77,413	50,812

Liabilities
Segment liabilities	11,908	12,025	50,179	48,411	10,735	10,067	(64,620)	(62,088)	8,202	8,415
Other segment information
Acquisition of property plant and equipment, intangible assets and other non current assets	671	1,502	43	54	—	6	—	—	714	1,562
Depreciation	1,249	1,156	49	49	9	12	—	—	1,307	1,217
Amortisation	414	447	—	—	—	—	—	224	414	671
Non cash expenses other than depreciation and amortisation	(1,448)	75,093	357	757	54	99	2,289	(75,273)	1,252	676
Long Lived Assets	6,660	8,200	64	70	5	13	—	—	6,728	8,283

The Novogen Group operates subsidiary companies in 3 major geographical areas being Australia/New Zealand, North America, including the USA and Canada, and Europe, including the UK and the Netherlands. The subsidiaries are involved in the selling and marketing of Novogen’s dietary supplements including Promensil, Trinovin and Rimostil. The U.S. company is also responsible for manufacturing and packaging products for the domestic U.S. market. The other countries products are supplied from Australia in fully finished form.

All of the Group’s sales revenues are sales of Novogen’s dietary supplements. For the purposes of this primary segment information, the Novogen Group operates in one business segment being to manufacture, market and sell dietary supplements.

SEGMENT INFORMATION — SECONDARY SEGMENT

			Pharmaceutical
	Dietary		research and
	supplements		development		Elimination		Consolidated
	2004	2003	2004	2003	2004	2003	2004	2003
	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000
Segment revenue	14,189	20,985	2,257	3,271	—	—	16,446	24,256
Segment assets	20,527	15,613	53,619	15,406	3,267	19,793	77,413	50,812
Acquistion of property plant and equipment, intangible assets and other non current assets	401	1,280	313	282	—	—	714	1,562

19.	DIRECTOR AND EXECUTIVE DISCLOSURES

a) Details of specified Directors and specified Executives

(i) Specified Directors
PA Johnston	Chairman (Non-executive)
C Naughton	CEO
GE Kelly	Executive Director
PJ Nestel AO	Director (Non-executive)
PB Simpson	Director (Non-executive)
LC Read	Director (Non-executive) appointed 11th September 2003

(ii) Specified Executives
AJ Husband	Research Director
DR Seaton	Chief Financial Officer
WJ Lancaster	VP Commercial and Corporate Development
BM Palmer	General Manager Operations
CD Kearney	General Manager Consumer Business
RL Erratt	Company Secretary

b) Remuneration of specified Directors and specified Executives

(i) Remuneration policy

The Remuneration Committee of the Board of Directors is responsible for determining and reviewing compensation arrangements for the Directors, the Managing Director, Executive Director and senior Executives. The Remuneration Committee assesses the appropriateness of the nature and amount of emoluments of such officers on a periodic basis by reference to relevant employment market conditions with the overall objective of ensuring maximum stakeholder benefit from the retention of a high quality executive team. Such officers are given the opportunity to receive their base emolument in a variety of forms including cash and fringe benefits such as the use of motor vehicles. It is intended that the manner of payment chosen will be optimal for the recipient without creating undue cost for the Group.

All Executive Directors and Executives have the opportunity to qualify for participation in the Employee Share Option Plan after achieving a qualifying service period.

The performance criteria against which Directors and Executives are assessed is aligned with the financial and non-financial objectives of Novogen Limited.

It is the Remuneration Committee policy that employment agreements are entered into with the Chief Executive Officer, the Executive Director, and each of the specified Executives except for the VP Commercial and Corporate Development. The contract term for the CEO is five years with a six months notice period for any termination after the contract term. The contracts for service between the Company and Executive Director and the specified Executives are employed for terms of three years with a notice period of six months for any termination after the initial contract term. In the event of the Company terminating the employment under the terms of the contract the Company shall pay the pro-rata balance of the unexpired contract term plus an additional amount of one and one half times the then current annual remuneration of the employee.

(ii) Remuneration of specified Directors and specified Executives

	Primary		Post employment	Equity	Other	Total
		Non-monetary
	Salary & fees	benefits	Superannuation	Options	Bonuses
Specified Directors
PA Johnston
2004	70,182	—	6,318	668	—	77,168
2003	69,724	—	6,276	891	—	76,891
C Naughton
2004	419,016	91,138	37,711	—	—	547,865
2003	400,621	42,513	36,056	31,749	—	510,939
GE Kelly
2004	306,234	45,523	27,561	—	—	379,318
2003	278,952	63,010	25,106	—	—	367,068
PJ Nestel AO
2004	44,500	—	—	—	—	44,500
2003	42,000	—	—	—	—	42,000
PB Simpson
2004	44,494	—	4,006	668	—	49,168
2003	40,364	—	3,634	891	—	44,889
LC Read
2004	25,688	—	2,312	—	—	28,000
2003	—	—	—	—	—	—
Total Remuneration: Specified Directors
2004	910,114	136,661	77,908	1,336	—	1,126,019
2003	831,661	105,523	71,072	33,531	—	1,041,787
Specified Executives
AJ Husband
2004	234,371	87,644	20,605	40,579	—	383,199
2003	211,388	50,813	19,025	21,180	—	302,406
DR Seaton
2004	257,203	28,314	23,148	37,795	—	346,460
2003	222,372	27,173	20,013	13,847	—	283,405
WJ Lancaster (USA)
2004	209,225	6,295	18,531	22,851	—	256,902
2003	229,866	6,167	23,824	14,164	—	274,021
BM Palmer
2004	131,976	56,273	11,877	24,114	—	224,240
2003	128,815	44,928	11,593	15,130	—	200,466
CD Kearney
2004	152,880	37,576	13,759	17,210	—	221,425
2003	141,234	32,279	12,711	2,697	—	188,921
RL Erratt
2004	142,664	38,860	12,839	25,165	—	219,528
2003	137,471	35,708	12,372	14,462	—	200,013
Total remuneration: specified Executives
2004	1,128,319	254,962	100,759	167,714	—	1,651,754
2003	1,071,146	197,068	99,538	81,480	—	1,449,232

c) Remuneration options: Granted and vested during the year

During the financial year options were granted as equity compensation benefits to certain specified Directors and specified Executives as disclosed below. The options were issued free of charge. Each option entitles the holder to subscribe for one fully paid ordinary share in the entity at an exercise price of $6.76. The options expire five years after grant date and vest annually in four equal instalments commencing one year after grant date.

	Terms and conditions for each grant
				Value per	Exercise
	Vested	Granted		option at	price per	First	Last
	number	number	Grant date	grant date	share	exercise date	exercise date
				($)	($)
Specified Directors
PA Johnston	782	—	—	—	—	—	—
PB Simpson	782	—	—	—	—	—	—
Specified Executives
AJ Husband	30,571	14,892	27/02/2004	3.23	6.76	27/02/2005	27/02/2009
DR Seaton	24,247	14,892	27/02/2004	3.23	6.76	27/02/2005	27/02/2009
WJ Lancaster (USA)	17,444	7,848	27/02/2004	3.23	6.76	27/02/2005	27/02/2009
BM Palmer	17,852	8,244	27/02/2004	3.23	6.76	27/02/2005	27/02/2009
CD Kearney	5,953	8,192	27/02/2004	3.23	6.76	27/02/2005	27/02/2009
RL Erratt	19,090	8,156	27/02/2004	3.23	6.76	27/02/2005	27/02/2009

Total	116,721	62,224

d) Shares issued on exercise of remuneration options

	Shares issued	Paid	Unpaid
	number	$ per share	$ per share
Specified Directors
C Naughton	700,000	2.91	—
Specified Executives
AJ Husband	28,188	2.84	—
DR Seaton	21,142	1.53	—
WJ Lancaster (USA)	20,420	2.84	—
BM Palmer	10,004	2.84	—
RL Erratt	14,576	2.84	—

Total	794,330

e) Option holding of specified Directors and specified Executives

	Balance at	Granted as	Options	Balance at	Vested at
	beginning of	remuneration	exercised	end of period	30 June,
	period				2004	Not	Exercisable
	1 July, 2003			30 June, 2004	Total	exercisable
Specified Directors
PA Johnston	3,128	—	—	3,128	2,346	—	2,346
C Naughton	700,000	—	(700,000)	—	—	—	—
PJ Nestel AO	20,000	—	—	20,000	20,000	—	20,000
PB Simpson	3,128	—	—	3,128	2,346	—	2,346
Specified Executives
AJ Husband	150,472	14,892	(28,188)	137,176	68,706	—	68,706
DR Seaton	96,988	14,892	(21,142)	90,738	21,794	—	21,794
WJ Lancaster (USA)	90,196	7,848	(20,420)	77,624	36,783	—	36,783
BM Palmer	81,412	8,244	(10,004)	79,652	39,365	—	39,365
CD Kearney	23,812	8,192	—	32,004	5,953	—	5,953
RL Erratt	90,936	8,156	(14,576)	84,516	40,087	—	40,087

Total	1,260,072	62,224	(794,330)	527,966	237,380	—	237,380

f) Shareholdings of specified Directors and their related parties and specified Executives and their related parties

	Balance	Granted as	On exercise	Net change	Balance
	1 July, 2003	remuneration	of options	other	30 June, 2004
	Ord	Ord	Ord	Ord	Ord
Specified Directors
PA Johnston	43,594	—	—	—	43,594
C Naughton	318,511	—	700,000	(280,000)	738,511
GE Kelly	8,736,519	—	—	(232,967)	8,503,552
PJ Nestel AO	14,000	—	—	(2,000)	12,000
PB Simpson	500	—	—	—	500
LC Read	—	—	—	2,000	2,000
Specified Executives
AJ Husband	74,204	—	28,188	(43,500)	58,892
DR Seaton	6,500	—	21,142	(27,642)	—
WJ Lancaster (USA)	24,000	—	20,420	—	44,420
BM Palmer	147,882	—	10,004	(5,000)	152,886
CD Kearney	7,200	—	—	650	7,850
RL Erratt	103,956	—	14,576	(15,000)	103,532

Total	9,476,866	—	794,330	(603,459)	9,667,737

All equity transactions with specified directors and specified executives other than those arising from the exercise of remuneration options have been entered into under terms and conditions no more favourable than those the entity would have adopted if dealing at arm’s length.

20. RELATED PARTY DISCLOSURES

Ultimate parent

Novogen Limited is the ultimate parent entity.

Transactions with related parties in the wholly–owned group (all of the following transactions and balances are eliminated on consolidation)

	Novogen Limited
	2004	2003
	$	$
(a) Intercompany balances between Novogen Limited and it’s wholly owned controlled entities with no fixed term for repayment	90,266,133.	92,652,572.
Provision for non-recovery	(90,266,133)	(92,652,572)
(b) Intercompany balances made by wholly owned controlled entities to Novogen Limited with no fixed term for repayment	—	2,586,835

No interest is charged on the intercompany balances between wholly owned controlled entities.

21. REMUNERATION OF AUDITORS

	Consolidated
	2004	2003
	$	$
Amounts received or due and receivable by Ernst & Young Australia for:
(a) an audit or review of the financial report of the entity and any other entity in the consolidated entity;	220,619	129,500
(b) other services in relation to the entity and any other entity in the consolidated entity.	154,953	58,027

Amounts received or due and receivable by	375,572	187,527
related practice of Ernst & Young Australia for:
audit services in relation to any entity in the economic group.	195,555	30,970
Amounts received or due and receivable by auditors of other subsidiaries in the economic entity for an audit/review, which are not already disclosed.	21,657	28,308

	592,784	246,805

22. STATEMENT OF CASH FLOWS

	Consolidated
	2004	2003
	$’000	$’000
(a) RECONCILIATION OF OPERATING LOSS AFTER INCOME TAX TO NET CASHFLOWS FROM OPERATIONS
Operating loss after income tax	(12,579)	(10,666)
Depreciation and amortisation	1,721	1,888
Net (gain)/loss on disposal of property, plant and equipment	467	(12)
Changes in assets and liabilities (increase)/decrease in trade debtors	1,243	127
(increase)/decrease in prepayments	(277)	(71)
(increase)/decrease in other debtors	171	373
(increase)/decrease in inventories	(1,976)	1,027
increase/(decrease) in accounts payable	307	1,376
increase/(decrease) in provisions	247	(404)
exchange rate change on opening cash	137	515

Net cash outflow from operating activities	(10,539)	(5,847)

b) FINANCE LEASES

No plant and equipment was acquired during the year by means of finance leases (2003: $nil).

23. EARNINGS PER SHARE

	Consolidated
	2004	2003
	$’000	$’000
The following reflects the income and share data used in calculating basic and diluted earnings per share
Net loss	(12,579)	(10,666)
Adjustments:
Net loss attributable to outside equity interests	(1,644)	(212)

Earnings used in calculating basic and diluted earnings per share	(10,935)	(10,454)

	Number of	Number of
	shares	shares
Weighted average number of ordinary shares used in calculating basic and diluted earnings per share	96,107,215	95,472,984

Basic and diluted loss per share — (cents)	(11.4)	(10.9)

Diluted earnings per share:

The notional issue of potential ordinary shares resulting from the exercise of options detailed in Note 15(a) does not result in diluted earnings per share that shows a different view of the earnings performance of the Company, therefore the information has not been disclosed.

Potential ordinary shares (non-dilutive) and not included in determining earnings per share 1,393,896 (refer Note 15(b)).

Conversions, call subscriptions or issues after 30 June, 2004

There have been 45,359 conversions to, calls of, or subscriptions for ordinary shares or issues of potential ordinary shares since the reporting date and before the completion of this financial report.

24. FINANCIAL INSTRUMENTS

(a)	Interest rate risk exposures

The economic entity’s exposure to interest rate risk and the effective weighted average interest rate for each class of financial assets and liabilities is set out below.

		Floating		Fixed		Fixed		Non-interest		Total		Weighted
		Interest Rate		1 year or less		Over 1 to 5 years		bearing				Average Rate
												of Interest
	Note	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003
		$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Financial assets
Cash	4	38,777	11,246	—	—	—	—	1,200	1,141	39,977	12,387	1.07%	1.38%
Deposits	4	3,011	1,245	15,443	17,394	—	—	—	—	18,454	18,639	5.22%	4.67%
Receivables	5	—	—	—	—	—	—	2,936	4,438	2,936	4,438	N/A	N/A

		41,788	12,491	15,443	17,394	—	—	4,136	5,579	61,367	35,464

Financial liabilities
Payables	11	—	—	—	—	—	—	5,963	5,656	5,963	5,656	N/A	N/A
Interest bearing liabilities	12	—	—	843	679	765	1,608	—	—	1,608	2,287	8.42%	8.42%

		—	—	843	679	765	1,608	5,963	5,656	7,571	7,943

Net financial assets/(liabilities)		41,788	12,491	14,600	16,715	(765)	(1,608)	(1,827)	(77)	53,796	27,521

(b)	Net fair value of financial assets and liabilities

The net fair value of financial assets and liabilities approximates their carrying value in the Statement of Financial Position, because they are short term and at market rates of interest.

(c)	Credit risk exposures

The consolidated entities maximum exposures to credit risk at balance date in relation to each class of recognised financial assets is the carrying amount of those assets as indicated in the Statement of Financial Position.

Concentration of credit risk

The Company minimises concentration of credit risk in relation to trade receivables by undertaking transactions with a large number of customers.

Credit risk is managed in the following way:

(i)	payment terms are 30 days except for some customers who have 60 day terms; and

(ii)	a risk assessment process is used for all customers.

25. EXPENDITURE COMMITMENTS

	Consolidated
	2004	2003
	$’000	$’000
(a) Lease commitments *
Commitments in relation to operating leases contracted for at the reporting date but not recognised as liabilities payable:
Not later than 1 year	375	432
Later than 1 year but not later than 2 years	32	354
Later than 2 years but not later than 3 years	1	24
Later than 3 years but not later than 4 years		—
Later than 4 years but not later than 5 years	—	—

	408	810

(b) Finance leases **
Commitments in relation to finance leases are payable as follows:
Not later than 1 year	899	776
Later than 1 year but not later than 2 years	767	899
Later than 2 years but not later than 3 years	15	767
Later than 3 years but not later than 4 years		15
Later than 4 years but not later than 5 years		—

Minimum lease payments	1,681	2,457
Less: Future finance charges	(73)	(170)

	1,608	2,287

Representing lease liabilities:
Current — (Note 12)	843	679
Non-current — (Note 12)	765	1,608

	1,608	2,287

(c) Other expenditure commitments
Research and development contracts for service to be rendered:
Not later than 1 year	6,200	2,373
Later than 1 year but not later than 2 years	912	146
Later than 2 years but not later than 3 years	—	—
Later than 3 years but not later than 4 years	—	—
Later than 4 years but not later than 5 years	—	—

	7,112	2,519

*	Operating leases represent payments for property and equipment rental. Leases for property include an annual review for Consumer Price Index (“CPI”) increases.

**	Finance lease commitments have an average term of 4 years with an average interest rate of 8.42%. Assets which are subject to finance leases include building, plant and equipment.

There are no commitments for capital expenditure outstanding at the end of the financial year.

     26. CONTINGENT LIABILITIES

Parent entity guarantees

(a)	The parent company has unconditionally guaranteed financial support for Novogen Limited (UK) should it be unable to meet its financial obligations.

(b)	The parent company has guaranteed in a deed dated 16 May, 2002 the performance of the Novogen subsidiaries arising in connection with the License Agreement and the Manufacturing and Supply Agreement with Marshall Edwards Pty Limited.

(c)	As a condition of the Class Order, Novogen Limited and the controlled entities subject to the Class Order, entered into a Deed of Cross Guarantee on 28 May, 1999. The effect of the deed is that Novogen Limited has guaranteed to pay any deficiency in the event of winding up of the controlled entities. The controlled entities have also given a similar guarantee in the event that Novogen Limited is wound up.

     27. SUBSEQUENT EVENTS

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

Contributions expensed by the company for each of the periods were as follows:

	2002	2003	2004
	A$’000	A$’000	A$’000
Contribution expense	325	604	518

29. DIVIDENDS

The company has incurred losses since its inception and, as a result, has not declared any dividends. Any dividends in future periods will be declared in Australian dollars.

30. DIFFERENCES BETWEEN AUSTRALIAN GAAP AND U.S. GAAP

Australian GAAP varies in certain respects from accounting principles generally accepted in the United States (US GAAP). The differences relate principally to the following items and the adjustments necessary to reconcile the consolidated net loss for the years ended June 30, 2002, 2003 and 2004 and equity at June 30, 2003 and 2004 in accordance with U.S. GAAP are shown below.

The U.S. GAAP statements of operations for the years ended June 30, 2002, 2003 and 2004 are as follows:

	US GAAP
	2002	2003	2004	2004
	A$’000	A$’000	A$’000	US’$’000
Operating Revenue
Sales Revenue	17,644	18,977	11,774	8,185
Other Operating Revenue	3,463	3,325	2,414	1,678

Total Operating Revenue	21,107	22,302	14,188	9,863

Costs and Expenses
Cost of Goods Sold	(7,583)	(7,191)	(4,753)	(3,304)
Research & Development	(7,853)	(8,274)	(8,261)	(5,743)
Selling and Promotions	(13,744)	(11,585)	(8,816)	(6,129)
Shipping and Handling	(480)	(468)	(382)	(266)
Bad & Doubtful Debts Expense	(661)	(52)	(99)	(69)
General and Administrative	(5,791)	(5,831)	(4,971)	(3,456)

Total Costs and Expenses	(36,112)	(33,401)	(27,282)	(18,967)

Loss from operations	(15,005)	(11,099)	(13,094)	(9,104)

Other Income (Expense)
Interest Expense	(345)	(132)	(120)	(83)
Exchange Gains/(Losses)	(482)	(525)	(137)	(95)
Other	709	1,278	765	532

Total Other Income (Expense)	(118)	621	508	354

Loss Before Income Tax	(15,123)	(10,478)	(12,586)	(8,750)

Income Tax Expense/(Benefit)	(45)	7	0	0
Minority Interest	19	212	1,176	818

Net loss	(15,149)	(10,259)	(11,410)	(7,932)

Loss per share — basic and diluted (cents)	(15.9)	(10.7)	(11.9)	(8.3)

		Year ended 30 June
		2002	2003	2004
		A$’000	A$’000	A$’000
Consolidated Net Loss
Net loss reported under Australian GAAP		(14,673)	(10,666)	(12,579)
Adjustments required to accord with U.S. GAAP:
Amortization of goodwill	(i)	33	—	—
Goodwill written off	(i)	—	224	—
Stock based compensation cost	(ii)	(53)	(504)	(7)
Minority interest in net losses of subsidiaries	(vi)	19	212	1,176
Adjustment for sales returns	(v)	(475)	475	—

Net loss under U.S. GAAP		(15,149)	(10,259)	(11,410)

Basic and diluted (loss) per share according to U.S. GAAP		(0.16)	(0.11)	(0.12)
Weighted average number of ordinary shares outstanding during the year used in calculation of basic and diluted (loss) per share		95,187,449	95,472,984	96,107,215
Comprehensive Income
Net loss according to U.S. GAAP		(15,149)	(10,259)	(11,410)
Other comprehensive income resulting from foreign currency translation	(vii)	—	(1,956)	(556)

Total comprehensive income		(15,149)	(12,215)	(11,966)

Comprehensive Income Movement

	2002	2003	2004
	A$’000	A$’000	A$’000
Balance at beginning of year	—	—	(1,956)
Foreign currency translation adjustment	—	(1,956)	1,400

Closing Other Comprehensive Income	—	(1,956)	(556)

In 2002, 2003 and 2004, exercise of the options issued by the Company would have been anti-dilutive and, therefore, was not considered in the computation of diluted earnings per share. Details of options are set out in note 15. Outstanding options at the end of the financial years are, 2,207,663 in 2002, 2,441,951 in 2003 and 1,393,896 in 2004.

The following is a reconciliation of the adjustments necessary to reconcile shareholders’ equity in accordance with Australian GAAP to the amounts determined under U.S. GAAP as at June 30, 2003 and 2004:

		At 30 June
		2002	2003	2004
		A$’000	A$’000	A$’000
Shareholders’ Equity
Shareholders’ equity reported using Australian GAAP		54,045	42,397	69,211
Cumulative adjustments required to accord with U.S. GAAP:
Reversal of recognition of goodwill	(i)	(492)
Amortisation of goodwill	(i)	268
Stock based compensation cost	(ii)	(728)	(757)	—
Adjustment for sales returns	(v)	(475)
Minority interest equity	(vi)	(766)	(571)	(3,452)

Shareholders’ equity according to U.S. GAAP		51,852	41,069	65,759

The following is a reconciliation of the shareholder’ equity roll forward showing the movement shareholders’ equity under U.S. GAAP for the years ended June 30, 2003 and 2004:

	2002	2003	2004
	A$’000	A$’000	A$’000
Opening Shareholder’s equity according to U.S. GAAP	50,974	51,852	41,069
Less: Net loss according to U.S. GAAP	(15,149)	(10,259)	(11,410)
Add: New Equity	16,812	1,449	38,718
less: Minority interest in new equity	(785)	(17)	(5,884)
Add: movement in other comprehensive income	0	(1,956)	1,400

Closing Shareholder’s equity according to U.S. GAAP	51,852	41,069	65,759

A description of the differences between Australian GAAP, as followed by Novogen, and U.S. GAAP is provided below:

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

For the purposes of Australian GAAP, Novogen accounted for both acquisitions as purchase transactions with the cost of acquisition being based on a valuation performed before the acquisition of A$7 million for Research and A$400,000 for Laboratories. For the purposes of U.S. GAAP, the transfer of Research into Novogen (a shell with no assets) represents a re-capitalization of Research and, accordingly, no revaluation of Research’s assets is appropriate under U.S. GAAP and no goodwill was recognised under U.S. GAAP. The purchased fair values of Research’s assets, principally intangible assets, have therefore been eliminated in the reconciliation to U.S. GAAP. No U.S. GAAP adjustment was required, however, in relation to the acquisition of Laboratories.

Goodwill has been fully written off in 2003 based on the Directors assessment that no future benefits were considered probable from this intangible asset.

(ii) Stock Based Compensation

In accordance with Australian GAAP, no compensation expense has been recognised in respect of options issued by the company. Particulars of options issued by Novogen are summarised in Note 15.

(a) For U.S. GAAP purposes, in respect of the options issued to executive officers and employees, as permitted by SFAS 123, Novogen follows the provisions of Accounting Principles Board Opinion No. 25 (APB 25) “Accounting for Stock Issued to Employees” and related interpretations in accounting for compensation expense related to the issuance of stock options. No employee stock-based compensation cost is included in the determination of net loss, as reported, as none of the options granted to employees are compensatory as measured under ABP25 and related interpretations. Under APB 25, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company’s stock at the grant date over the exercise price, multiplied by the number of options issued. The total compensation cost is amortized over the service (vesting) period. Had compensation cost related to issues of options to executive officers and other employees been recorded at fair value on the date of grant in accordance with SFAS 123 “Accounting for Stock Based Compensation” (SFAS 123), Novogen’s net loss and loss per share amounts (calculated in accordance with U.S. GAAP) would have been reduced to the pro forma amounts indicated below:

	2002	2003	2004
	A$’000	A$’000	A$’000
Net loss after income tax (US GAAP)
- As reported	(15,149)	(10,259)	(11,410)
- Stock-based employee compensation – fair value method	(271)	(411)	(350)
- Pro forma	(15,420)	(10,670)	(11,760)
Basic and diluted loss per share (US GAAP)
- As reported	(0.16)	(0.11)	(0.12)
- Pro forma	(0.16)	(0.11)	(0.12)

(b) The company has also granted options to consultants, who are not employees of the company, for services to Novogen and its controlled entities. Under U.S. GAAP, compensation cost for the issue of these options has been determined based on the methodology of SFAS 123. Under SFAS 123, compensation cost is determined based upon the fair value at the measurement date of the consideration received or the fair value of the option issued, whichever is more reliably measurable.

The following table summarises non-employee stock options issued to consultants who perform services for Novogen:

Consultant Options

	2002		2003		2004
		Weighted		Weighted		Weighted
	Options	average	Options	average	Options	average
		exercise		exercise		exercise
		price A$		price A$		price A$
Outstanding at the beginning of the year	348,778	A$2.28	397,728	A$2.69	367,510	A$2.75
Granted	101,950	A$2.05	37,200	A$2.10	6,660	A$6.76
Exercised	53,000	A$2.00	67,418	A$2.05	152,716	A$2.88
Outstanding at the end of the year	397,728	A$2.69	367,510	A$2.75	221,454	A$2.77
Exercisable at the end of the year	265,207	A$2.83	319,846	A$2.78	185,988	A$2.72
Weighted average fair value of options granted during the year	A$0.52		A$0.78		A$2.82

Employee Options

	2002		2003		2004
		Weighted		Weighted		Weighted
	Options	average	Options	average	Options	average
		exercise		exercise		exercise
		price A$		price A$		price A$
Outstanding at the beginning of the year	1,676,298	A$3.02	1,809,935	A$2.61	2,074,441	A$2.02
Granted	695,528	A$1.53	526,332	A$2.10	189,536	A$6.76
Exercised	289,939	A$1.77	131,653	A$2.14	959,042	A$2.78
Forfeited	271,952	A$2.83	130,173	A$2.25	132,493	A$2.56
Outstanding at the end of the year	1,809,935	A$2.61	2,074,441	A$2.02	1,172,442	A$3.01
Exercisable at the end of the year	585,321	A$3.01	381,399	A$2.95	483,551	A$2.70
Weighted average fair value of options granted during the year	A$0.39		A$.78		A$2.82

The fair value of these options was estimated at the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions for 2002, 2003 and 2004 respectively. Risk free interest rate 5.09% and 5.71% and 5.52%. Dividend yields of 0% in each of the three years, volatility factors of 0.27 in 2002, 0.36 in 2003 and 0.69 in 2004, and a weighted average life of 5 years. The combined weighted average remaining contractual life of the outstanding employee and consultant options is 2.6 years.

The number of shares authorised for grant under the various option plans are limited by the share option plan. At any one time the total number of shares which the Company would have to issue if all options granted under the plan that are outstanding were exercised, must not exceed 5 per cent of the number of issued shares at that time.

Shares are not reserved for future issuance as there are no restrictions on the issuance of shares, up the authorised number of shares, subject to ASX Listing Rule 7. This rule allows for the company to issue up to 15% of the total issued shares in new shares, per annum, without shareholder approval.

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

(iii) Cash Flow Statement

Cash for the purposes of the cash flow statement includes cash held as a minimum deposit by the lessor (Note 4). Under U.S. GAAP this would be treated as ‘restricted cash’ and would be removed from cash and cash equivalents and included in cash flows from investing activities.

	2002	2003	2004
	A$’000	A$’000	A$’000
Cash and cash equivalents under Australian GAAP	39,937	31,026	58,431
Restricted cash (Note 4)	(2,500)	(2,500)	(3,000)

Cash and cash equivalents under U.S. GAAP	37,437	28,526	55,431

(iv) Income Tax

The Novogen Group has adopted SFAS No. 109 for U.S. GAAP purposes. SFAS No. 109 requires a ‘liability approach’ to accounting for income taxes, which as it applies to the company is very similar to that adopted under Australian GAAP.

Under Australian GAAP, the deferred tax asset in respect of income tax losses carried forward disclosed in Note 3 is not recognised unless the benefit is virtually certain of realisation. Under U.S. GAAP, the benefit is not recognised unless realisation is more likely than not.

Pretax accounting loss under Australian GAAP for the year ended June 30, 2004 was taxed in the following jurisdictions:

	2002	2003	2004
	$’000	$’000	$’000
Domestic	(9,477)	(14,317)	(9,016)
Foreign	(5,151)	3,644	(3,563)

	(14,628)	(10,673)	(12,579)

The components of the U.S. GAAP net deferred tax asset at June 30, 2003 and 2004, are as follows:

	2003	2004
	$’000	$’000
Deferred tax assets
Depreciation	771	816
Provisions accruals	851	2,030
Exchange gains	2,794	—
Other	189	126
Losses carried forward - Australia	5,672	11,304
- USA	12,254	12,786
- Other	3,445	3,601

Total deferred tax assets	25,976	30,663

Deferred tax liability
Exchange losses	—	(44)
Prepayments	(1)	—
Other	(27)	(447)

Total deferred tax liability	(28)	(491)

Net deferred tax asset	25,948	30,172

Valuation allowance for deferred tax assets	(25,948)	(30,172)
Net recorded deferred taxes	—	—

	2002		2003		2004
	$’000%		$’000%		$’000%
Tax at Australian statutory rates	(4,545)	30%	(3,078)	30%	(3,423)	30%
Foreign Rate Differentials	10	(0%)	254	(2%)	(111)	1%
Non deductible expenses	155	(1%)	63	(1%)	118	(1%)
Research and development allowance	(211)	2%	(79)	1%	(271)	2%
Other	274	(2%)	25	(0%)	(329)	3%
Reversal of intercompany profit in stock elimination	(1,217)	8%	(251)	2%	(208)	2%
Change in valuation allowance	5,579	(37%)	3,059	(30%)	4,224	(37%)

	46		(7)		—

Deferred taxes have not been separated between current and non-current. All deferred taxes are expected to be non current since there is no current tax liability and no current tax liability is anticipated for the next financial year.

Components of Income Tax Expense/(Benefit)

	2002	2003	2004
	$’000	$’000	$’000
Current Expense/(Benefit)	45	(7)	—
Deferred Expense/(Benefit)	(4,362)	(2,807)	(4,016)
Movement in Valuation Allowance	4,362	2,807	4,016

Income Tax Expense	45	(7)	—

Tax effected carry forward losses amounting to $13,402,000 may be carried forward indefinitely and tax losses of $14,037,000 expire over the period 2007 through 2024.

(v) Revenue

	2002	2003	2004
	(A$’000)	(A$’000)	(A$’000)
Sales Revenue reported using Australian GAAP	19,582	19,630	12,720
Trade Promotions	(1,463)	(1,128)	(946)
Adjustment for sales returns	(475)	475	—

Sales Revenue reported using US GAAP	17,644	18,977	11,774

Trade Promotions

EITF Issue 00-14 — Accounting for certain sales incentives requires trade promotion expenditure to be deducted from sales revenue. Certain trade promotion expenditures are charged to selling and marketing expenses under Australian GAAP. These expenses are for retail price discounts whereby Novogen makes a contribution to the retailers’ promotional costs of Novogen’s products. Under U.S. GAAP, these amounts are treated as a discount reducing the reported sales figures.

Sales Returns

Historically, the company did not sell its products with rights of return, however during 2002 as a result of disappointing sales of one product the company accepted returns totalling A$2.1 million. Under U.S. GAAP, SFAS 48, “Revenue Recognition When Right of Return Exists”, requires that an allowance be recorded for an implied right of return, regardless of whether that right exists on a contractual basis. Accordingly, an adjustment for estimated sales returns was recorded under U.S. GAAP in 2002. The Company has granted rights of return to specific customers in 2004 and 2003. Consequently A$499,000 (A$369,000 in fiscal 2003), has been included in the Australian accounts to recognise the estimated amount of sales returns.

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

According to U.S. GAAP minority interests in profits, losses and reserves are calculated incrementally as the minority holding changes. Under Australian GAAP minorities are allocated their share of previous profits, losses and reserves according to the percentage holding at year end. This creates a gain/loss for the parent entity which under U.S. GAAP is not recognized. In addition, the allocation of net loss and foreign currency translation adjustments to minority interest differs between Australian GAAP and U.S. GAAP when there is a change in ownership in a subsidiary during the period.

Reconciliation of outside equity interest in controlled entities:

	2003	2004
	$’000	$’000
Opening balance	766	571
Additions to outside equity interest by way of share issue:
Marshall Edwards, Inc.	5	4,018
Glycotex, Inc.	12	—
Add shares of operating losses of controlled entities
Marshall Edwards, Inc.	(211)	(1,171)
Glycotex, Inc.	(1)	(5)
Add shares of other comprehensive income	—	39

Marshall Edwards, Inc.	571	3,452

(vii) Other Comprehensive Income

Under Australian GAAP, other comprehensive income arising on the restatement of foreign subsidiaries for consolidation purposes is referred to as “Foreign Currency Translation Reserve” and is included as a component of equity. Where a portion of other comprehensive income is attributable to minority interests this is calculated differently under Australian GAAP and U.S. GAAP as described in Note 30(vi) above.

(viii) Summary of Significant Accounting Policies

Use of Estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Financial Instruments

Financial instruments are recognised at fair value as either an asset or liability in the statement of financial position. The accounting changes for fair value are recognised as earnings in the period of change.

Advertising Expenses

Costs incurred in advertising expenditure are expensed as incurred. The company incurred A$8,020,000 in fiscal 2002, A$6,100,000 in fiscal 2003 and A$4,134,000 in fiscal 2004.

(iix) Payables

Under U.S. GAAP amounts that exceed 5% of the total of creditors and accruals are disclosed separately. The table below details those creditors and accruals that exceed 5% of the total balance,

	2003	2004
	$’000	$’000
Insurance Premiums	73	433
Provision for Sales Returns	369	499
Provision for Rebates	486	372

(ix) Recent Accounting Pronouncements

In December 2002, the Financial Accounting Standards Board (the “FASB”) issued SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure. SFAS No. 148 amends SFAS No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition to SFAS No. 123’s fair value method of accounting for stock-based employee compensation. SFAS No. 148 also amends the disclosure provisions in SFAS No. 123 and Accounting Principles Board Opinion No. 28, Interim Financial Reporting, to require disclosure in the summary of significant accounting policies of the effects of an entity’s accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in annual and interim financial statements. The Company adopted the disclosure provisions in 2003. The adoption of SFAS No. 148 did not have a significant impact on the Company’s consolidated results of operations or financial position.

The Company has adopted FASB Interpretation No. 46 revised December 2003 (FIN No. 46), “Consolidation of Variable Interest Entities.” FIN No. 46 requires a beneficiary to consolidate a variable interest entity if it is the primary beneficiary of that entity. The primary beneficiary is defined as having a variable interest in a variable interest entity that will absorb a majority of the entity’s expected losses, receive a majority of the entity’s expected residual returns (if no party absorbs a majority of the entity’s expected looses), or both. The effect of FIN No. 46 will not have a material impact on our consolidated financial position, results of operations and cash flows.

Accounting pronouncement issued by the FASB or other authoritative accounting standards groups with future effective dates are either not applicable or not significant to the consolidated financial statements.

(x) Segment Information

The central operating decision makers review the company’s operations based on geography and this is disclosed as the primary segment information in Note 18.

SIGNATURES

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

NOVOGEN LIMITED

Mr Christopher Naughton
Managing Director

Date: 11 January, 2004