Form 20-F
period 2005-06-30
NOVOGEN LTD
filed 2005-12-23
CIK 1075880

SECURITIES AND EXCHANGE COMMISSION
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended June 30, 2005
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
For the transition period from            to
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
Not Applicable
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes       ☐                     No       ☑
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes       ☐                     No       ☑
The number of outstanding Ordinary Shares of the issuer as at June 30, 2005 was 97,045,662.
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
Item 17      ☐                    Item 18     ☑
If this is an annual report, indicate by a check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes       ☐                     No       ☑

iii

PART III

ITEM 17.	Financial Statements — Not Applicable	67
ITEM 18.	Financial Statements	67
ITEM 19.	Exhibits	67
iv

FORWARD-LOOKING STATEMENTS
     This Annual Report on Form 20-F includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Security Exchange Act of 1934, as amended. All statements other than statements of historical facts contained in this Annual Report, including statements regarding the future financial position, business strategy and plans and objectives of management for future operations, are forward-looking statements. The words “believe”, “may”, “will”, “estimate”, “continue”, “anticipate”, “intend”, “should”, “plan”, “expect”, and similar expressions, as they relate to the Company, are intended to identify forward-looking statements. The Company has based these forward-looking statements largely on current expectations and projections about future events and financial trends that it believes may affect its financial condition, results of operations, business strategy and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including, without limitation, those described in “Risk Factors” and elsewhere in this Form 20-F, including, among other things:
•	our inability to obtain any additional required financing or financing available to us on acceptable terms;

•	the failure to locate, hire, assimilate and retain qualified personnel;

•	our failure to successfully commercialize our products;

•	costs and delays in the development and/or receipt of FDA or other required governmental approvals, or the failure to obtain such approvals, for our products;

•	uncertainties in clinical trial results;

•	our inability to maintain or enter into, and the risks resulting from our dependence upon, collaboration or contractual arrangements necessary for the development, manufacture, commercialization, marketing, sales and distribution of any products;

•	competition and competitive factors;

•	our inability to protect our patents or proprietary rights and obtain necessary rights to third party patents and intellectual property to operate our business;

•	our inability to operate our business without infringing the patents and proprietary rights of others;

•	the failure of any product candidate to gain market acceptance;

•	general economic conditions;

•	government regulation generally and the receipt of regulatory approvals;

•	changes in industry practice; and

•	one-time events.
These risks are not exhaustive. Other sections of the Annual Report on Form 20-F may include additional factors which could adversely impact the Company’s business and financial performance. Moreover, the Company operates in a very competitive and rapidly changing environment. New risk factors emerge from time to time and it is not possible for us to predict all risk factors, nor can the Company assess the impact of all factors on the business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.
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
Item 3. Key Information
Selected Financial Data
The selected financial data at June 2005 and 2004 and for the years ended June 30 2005, 2004 and 2003, have been derived from the Consolidated Financial Statements of Novogen Limited (“Company” or “Group”) included in this Annual Report and should be read in conjunction with and are qualified in their entirety by reference to those statements and the notes thereto. The selected financial data at June 30, 2003, 2002 and 2001 and for the years ended June 30, 2002 and 2001 have been derived from Consolidated Financial Statements of the Company not included in this Annual Report. The Consolidated Financial Statements in this Annual Report have been prepared in accordance with accounting principles generally accepted in Australia (Australian GAAP) which varies in certain respects from accounting principles generally accepted in the United States (US GAAP). A reconciliation of the major differences between Australian GAAP and U.S. GAAP is included in Note 29 to the Consolidated Financial Statements. The Consolidated Financial Statements have been audited in accordance with generally accepted auditing standards in the United States by the Company’s independent registered public accountants.
The Company’s fiscal year ends on June 30. As used throughout this Annual Report, the word “fiscal” followed by a year refers to the 12 month period ending on June 30 of that year. For example, the term “fiscal 2005” refers to the 12 months ended June 30, 2005. Except as otherwise indicated, all dollar amounts referred to in this Annual Report are at the consolidated level and exclude inter-company amounts.

Summary of Consolidated Statement of Financial Performance
(Australian GAAP)

	2001	2002	2003	2004	2005	2005
	(A$’000)	(A$’000)	(A$’000)	(A$’000)	(A$’000)	(US$’000)
Sales Revenue	26,663	19,582	19,630	12,720	13,404	10,211
Other Revenue from ordinary activities	3,569	4,706	4,626	3,726	4,274	3,256

Total Revenue from ordinary activities	30,232	24,288	24,256	16,446	17,678	13,467

Net Loss	(21,764)	(14,673)	(10,666)	(12,579)	(12,281)	(9,356)

Net Loss Attributable to Members of Novogen	(21,764)	(14,654)	(10,454)	(10,935)	(11,129)	(8,478)

Basic and diluted earnings per share (cents per share)	(25.4)	(15.4)	(10.9)	(11.4)	(11.5)	(8.8)

Weighted average number of Ordinary shares used to calculate earnings per share	85,646,585	95,187,449	95,472,984	96,306,286	96,839,570

Number of outstanding Ordinary Shares at year end	95,069,775	95,412,714	95,611,785	96,723,543	97,045,662

Adjusted to accord with US GAAP

Sales Revenue	25,415	17,644	18,977	11,774	12,928	9,848

Total Revenue	28,984	21,107	22,302	14,188	15,883	12,099

Net (loss)	(21,813)	(15,149)	(10,259)	(11,410)	(11,214)	(8,543)

Net (loss) from operations per share (Cents per share)	(25.4)	(15.9)	(10.7)	(11.8)	(11.6)	(8.8)
Note: Sales revenue reported under U.S. GAAP has been adjusted to reflect the impact of certain promotional expenditures in accordance with EITF Issue 00-14-Accounting for Certain Sales Incentives. Prior year’s financial statements have been reclassified where appropriate. Certain trade promotion expenditures are charged to marketing and selling expenses under Australian GAAP. These expenses are for co-operative advertising whereby the Company pays for the retailers’ promotion of the Company’s products. This would typically take the form of instore price promotions. The payment of co-operative advertising is usually made in the form of an agreed amount taken off invoice. Under U.S. GAAP these amounts are treated as a discount to sales hence reducing the reported sales figures. See Note 29 to the Consolidated Financial Statements for the reconciliation to U.S. GAAP.
Summary of Consolidated Statement of Financial Position at June 30, 2005
(Australian GAAP)

	2001	2002	2003	2004	2005	2005
	(A$’000)	(A$’000)	(A$’000)	(A$’000)	(A$’000)	(US$’000)
Cash and Cash Equivalents	31,129	39,937	31,026	58,431	47,260	36,003

Total Assets	61,206	61,900	50,812	77,413	67,485	51,410

Net Assets	51,906	54,045	42,397	69,211	60,492	46,083

Capital Stock	121,222	137,249	138,206	170,276	176,235	134,256

Adjusted to accord with US GAAP

Total Assets	60,949	61,676	50,812	77,413	67,485	51,410

Shareholders Equity	50,974	51,852	41,069	65,759	57,725	43,975
No dividends have been declared by the Company in the fiscal years included in this Annual Report.
The Company publishes its Consolidated Financial Statements expressed in Australian dollars. In this Annual Report, references to “US dollars” or “US$” are to the currency of the United States of America (“US”) and references to “Australian dollars” or “A$” are to the currency of Australia. For the convenience of the reader, this Annual Report contains translations of certain Australian dollar amounts into U.S. dollars at specified rates. These translations should not be construed as representations that the Australian dollar amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. Unless otherwise stated, the translations of Australian dollars into U.S. dollars have been made at the rate of US$0.7618 = A$1.00, the noon market buying rate in New York City for cable transfers in Australian Dollars as certified for customs purposes by the Federal Reserve Bank of New York (the noon buying rate) on June 30, 2005.
The noon buying rate on September 30, 2005 was US$0.7643 = A$1.00

Exchange Rates for the six months to October 2005
A$ versus US$

Month	High	Low
June	$0.7792	$0.7498
July	$0.7661	$0.7403
August	$0.7739	$0.7469
September	$0.7731	$0.7537
October	$0.7630	$0.7468
November	$0.7451	$0.7267
Exchange Rates for the Last Five Years A$ versus US$

Fiscal Year	Average
Ended June 30	Rate
2001	$0.5320
2002	$0.5236
2003	$0.5836
2004	$0.7109
2005	$0.7529

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
The Company’s isoflavonoid technology is relatively new and unproven. If the company is unable to develop its product candidates or successfully achieve market acceptance of its technology, the Company’s financial position could be seriously impaired.
The Company’s isoflavonoid technology is relatively new and evolving. The successful development and market acceptance of the Company’s proposed products are subject to inherent developmental risks. These include ineffectiveness or lack of safety, unreliability, failure to receive necessary regulatory clearances or approvals, high commercial cost and preclusion or obsolescence resulting from third parties’ proprietary rights or superior or equivalent products, as well as general economic conditions affecting purchasing patterns.
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
If the data from the Company’s clinical trial program does not demonstrate the safety and efficacy of the phenolic drug candidates to the FDA’s and other regulatory authorities’ satisfaction, the Company will not receive approval to market its drug candidates in the U.S. or other jurisdictions.
Phenolic drug development is an entirely novel and unproven field of pharmaceutical drug development and there is limited scientific understanding of phenolic technology on which the Company’s drug program is based. There can be no assurance that any of the compounds under development by the Company will prove to be sufficiently efficacious, or sufficiently safe, or sufficiently cost-effective to be commercially viable. The commercialization process of the products currently undergoing clinical trials including the anti-cancer drug candidate phenoxodiol being developed by Marshall Edwards, Inc., a subsidiary of Novogen whose shares are traded on the Nasdaq National Market, NV-04, the Company’s cardiovascular drug candidate and NV-07 the Company’s anti-inflammatory drug candidate, may be delayed if the U.S. Food and Drug Administration (“FDA”) or another regulatory authority requires the expansion in the size and scope of any clinical trial. It may take many years to complete the testing and failure can occur at any stage in the process. Negative or inconclusive results or adverse medical events during a clinical trial could cause Novogen to delay or terminate development efforts.

Any failure in the clinical trial program could impair the commercial prospects of the Company’s phenolic drug program.
Clinical trials have a high risk of failure. A number of companies have suffered significant setbacks in advanced clinical trials even after achieving promising results in earlier trials. If the Company experiences delays in the testing or approval process or if further clinical trials or clinical trials involving a larger number of patients are required the commercial prospects of the drugs under development could be impaired.
We have a limited operating history, and we are likely to incur operating losses for the foreseeable future.
We have incurred net losses of $116,069,000 since our inception, including net losses of $12,281,000, $12,579,000 and $10,666,000 for the years ended June 30, 2005, 2004 and 2003, respectively. We anticipate that we will incur operating losses and negative cash flow for the foreseeable future. Although we have generated revenues from the sale of our dietary supplements, we expect to expand our clinical trials for our pharmaceutical product candidates, which may result in increasing losses.
If the Company does not receive marketing approval for its phenolic drug candidates or regulatory approval is withdrawn for the dietary supplements the Company will not be able to commercialize its products and product candidates.
Marketing approval is needed in order to commercialize the Company’s phenolic drug candidates. The Company may never receive marketing approval for any of its phenolic drug candidates or if the Company does it will be limited to those disease states and conditions for which they have been proven to be safe and effective.
In order for the Company to market its products in the U.S., Europe, Australia, Canada, Japan and certain other foreign jurisdictions, the Company must obtain required marketing approvals or clearances and otherwise comply with extensive regulations regarding safety, manufacturing processes and quality. There can be no assurance that the Company will be able to obtain or maintain regulatory approvals or clearances in such countries or that it will not be required to incur significant costs in obtaining or maintaining its foreign regulatory approvals or clearances.
The FDA and other governmental approvals that may be granted to the Company will be subject to continual review, and later discovery of previously unknown problems may result in withdrawal of products from the market. For example, the Company has been notified by the Therapeutic Goods Administration (“TGA”) that it is reviewing the current listing status of its dietary supplements products in Australia. These products are currently listed as “AUSTL” listed complementary medicine, under regulations of the TGA. Following the completion of this review, these products could retain this status or be de-listed in Australia. The Company believes that its products qualify for their current listing status as “AUSTL” listed complementary medicine. However, no assurance can be given that the TGA will ultimately reach this conclusion. In the event of an adverse determination by the TGA, the Company will consider what further options are available to it. Moreover, if and when any FDA or other governmental approval is obtained, the marketing and manufacture of the Company’s products would remain subject to extensive regulatory requirements administered by the FDA and other regulatory bodies. Failure to comply with these regulatory requirements could, among other things, result in fines, suspensions or withdrawal of marketing approvals, operating restrictions and criminal prosecution.

The Company will need to raise additional funds in order to finance future operations, clinical development program and possible capital expenditures.
The Company’s funding requirements have been and will continue to be significant. The Company anticipates that its existing cash resources will be adequate to fund the Company’s operating requirements through at least the next 12 months based upon the Company’s current business plan. The Company’s operating requirements may vary materially from those now planned due to a number of factors, including the success of the Company’s research and development efforts and the ability of the Company to satisfy applicable regulatory requirements, the extent of the Company’s ability to produce its products in a cost-effective manner, the rate at which the Company can introduce its products into new markets, the market acceptance and competitive position of the Company’s products and the level of expenditure required to expand its production facilities should it need to do so. The Company may need to raise additional capital to fund its future operations. There can be no assurance that additional financing will be available when needed on terms acceptable to the Company, or at all. If additional funds are raised by issuing equity securities, further dilution to existing stockholders will result and future investors may be granted rights superior to those of existing stockholders. Insufficient funds may prevent the Company from implementing its business strategy or may require the Company to limit its operations significantly.
The supply of the raw material for the Company’s dietary supplement products are subject to a number of environmental factors beyond its control. If the Company cannot maintain a reliable supply of red clover it may not be able to continue to sell its dietary supplement products or sales volumes could be significantly reduced.
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
The Company’s success is largely dependent on its ability to obtain and maintain patent protection and preserve trade secrets, which cannot be guaranteed.
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
The Company’s commercial opportunity will be reduced or eliminated if competitors develop and market products that are more effective or less expensive than our products.
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
Revenue is affected by fluctuations in currency exchange rates.
Fluctuations in currency exchange rates may adversely affect the demand for the Company’s products by increasing the price of the Company’s products in the currency of the countries in which the products are sold.
The Company’s consolidated financial statements are presented in Australian dollars. In fiscal 2005, the Company’s revenue was generated approximately 33% in U.S. dollars and approximately 35% in Australian dollars with the balance of revenue in Pounds Sterling, Euros and Canadian dollars. Fluctuations in the rates of exchange between U.S. dollar and other foreign currencies may negatively impact the Company’s financial condition and results of operations. As the Company expands its presence into the U.S. and other international markets, the Company expects the percentage of both its revenues and expenditures denominated in non-Australian dollars to increase, with particular emphasis on U.S. dollars.
The Company depends on a number of key personnel to provide the strategic direction of its research and development programs and other corporate activities. If the Company is unable to procure the services of key personnel in the future the research and development programs could be delayed.
The Company is highly dependent upon the principal members of its management and scientific staff. In addition, the Company believes that its future success in developing marketable products and achieving a competitive position will depend to a significant extent on whether it can attract and retain additional qualified management and scientific personnel. Competition for such personnel is intense, and there can be no assurance that the Company will be able to continue to attract and retain such personnel. The loss of the services of one or more of the management or scientific staff, or the inability to attract and retain additional personnel and develop expertise as needed, could have a material adverse effect on the Company’s results of operations and financial condition. The Company maintains key person life insurance for Professor Kelly, Mr. Naughton and Professor Husband, currently set at A$2,226,000 each. In addition the company also maintains key person life insurance for all members of the executive team and other key staff, the policies for these personnel range between A$800,000 and A$1,600,000. The proceeds of such policies are payable to the Company.
The Company has no direct control over the cost of formulation and packaging of its dietary supplement products and will be relying on third parties to manufacture commercial quantities of pharmaceutical drug candidates.
The Company currently relies on its own extraction facility to produce commercial quantities of isoflavones used in the manufacture of dietary supplement products. The facility is expected to be sufficient to meet anticipated demand during fiscal 2006 and beyond. The Company relies on others to manufacture and package our dietary supplement products to satisfy performance and quality standards and dedicate sufficient production capacity to meet demand and delivery times. The Company will also rely on third parties to manufacture commercial quantities of our pharmaceutical drug candidates. There can be no assurance that third party manufacturers will devote the resources necessary to meet demand for the Company’s products. Failure or delay in supplying isoflavones would adversely affect the Company’s ability to deliver products on a timely and competitive basis.
In addition, the manufacturing facilities of the Company’s products are subject to periodic inspection by regulatory authorities for compliance with Current Good Manufacturing Practice (cGMP). There can be no assurance that these authorities will not, during the course of an inspection of existing or future facilities, identify what they consider to be deficiencies in cGMP or other requirements and request, or seek, remedial action. Failure to comply with such regulations or delay in attaining compliance may adversely affect the Company’s manufacturing activities and could result in, among other actions, warning letters, injunctions, civil penalties, refusal to grant approvals or clearances of future or pending product submissions, fines, recalls or seizure of products, total or partial suspensions of production and criminal prosecution which may result in our products not being available to supply the market demand which will adversely affect our sales revenues.
The Company may not be able to establish or maintain the strategic partnerships necessary to market and distribute its dietary supplement products.
The Company relies on its own marketing staff for the marketing and sale of its current and proposed dietary supplement products in Australia, Canada, the U.S., the UK and the Netherlands. The Company presently has limited marketing and sales staff. Achieving market acceptance for the Company’s products will require extensive and substantial efforts by experienced personnel as well as expenditure of significant funds. There can be no assurance that the Company will be able to establish sufficient marketing, distribution and sales capabilities necessary to achieve market penetration in these geographical areas.
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

If the data from the Company’s clinical trial program does not demonstrate the safety and effectiveness of its pharmaceutical product candidates it will not receive FDA approval to market those product candidates in the United States.
Pharmaceutical products, including the Company’s pharmaceutical drug candidates, are significantly regulated by a number of governmental entities, including the FDA in the U.S. and by comparable authorities in other countries, including Australia. These agencies regulate, among other things, research and development activities and the testing, manufacture, safety, effectiveness, labeling, storage, record keeping, approval, advertising, promotion, distribution and sale of such products. Product development and approval within this regulatory framework takes a number of years and involves the expenditure of substantial resources. Many products, that initially appear promising, ultimately do not reach the market because they are found to be unsafe or do not demonstrate efficacy during the testing required by the regulatory process.
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
The Company faces the risk of product liability claims and may not be able to obtain adequate insurance.
The Company’s business exposes it to the risk of product liability claims. This risk is inherent in the manufacturing, testing and marketing of human therapeutic products. The Company has product liability insurance coverage of up to approximately $A20 million. Although the Company believes that this amount of insurance coverage is appropriate for its business at this time, it is subject to deductibles and coverage limitations, and the market for such insurance is becoming more restrictive. The Company may not be able to obtain or maintain adequate protection against potential liabilities. If the Company is unable to sufficiently insure against potential product liability claims, it will be exposed to significant liabilities, which may materially and adversely affect the business development and commercialization efforts.

Enforceability of Civil Liabilities under the Federal Securities Laws against the Company’s officers and directors may be difficult.
The Company is a public company limited by shares and is registered and operates under the Australian Corporations Act 2001. All of the Company’s directors and officers named in this Annual Report reside outside the U.S. Substantially all or a substantial portion of the assets of those persons are located outside the U.S. As a result, it may not be possible to affect service on such persons in the U.S. or to enforce, in foreign courts, judgments against such persons obtained in U.S. courts and predicated on the civil liability provisions of the federal securities laws of the U.S. Furthermore, substantially all of the directly owned assets of the Company are outside the U.S., and, as such, any judgment obtained in the U.S. against the Company may not be collectible within the U.S. There is doubt as to the enforceability in the Commonwealth of Australia, in original actions or in actions for enforcement of judgments of U.S. courts, of civil liabilities predicated solely upon federal or state securities laws of the U.S., especially in the case of enforcement of judgments of U.S. courts where the defendant has not been properly served in Australia.
The ongoing criminal investigations involving Professor Kelly, the Company’s Oncology Program Director, could have a material adverse effect on its business or cause the stock price to decline.
Professor Kelly is one of a number of individuals who, and whose associated entities and advisors, have been the subject of investigations by certain Australian authorities relative to their alleged involvement in the evasion of Australian tax, fraud and money laundering. Professor Kelly has informed the Company that he does not believe that he has committed any wrongdoing and denies that he has been involved in any wrongdoing. Nevertheless, Professor Kelly may need to allocate time and resources to deal with the investigation. Additionally, if the Australian authorities were to decide to prosecute Professor Kelly upon concluding their investigation and if such prosecution were to result in a conviction, Professor Kelly may be barred from acting as an officer or director and may become unavailable to the Company. Any publicity related to this investigation or potential prosecution or conviction of Professor Kelly could have a material adverse effect on the business or cause the stock price to decline.
The Company is in the process of strengthening its internal control over financial reporting.
The Company determined in 2004 that the personnel and management who perform the financial reporting functions were not sufficiently expert in U.S. GAAP and the requirements of the Securities and Exchange Commission and the Public Company Accounting Oversight Board, and that this lack of expertise represented a material weakness in the operation of its internal control over financial reporting. A material weakness occurs when there is a significant deficiency, or a combination of significant deficiencies, that results in a more-than-remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. In addition, the Company also determined that its system of financial reporting was not designed to prepare financial statements in accordance with U.S. GAAP. The Company’s system of internal control, in particular its processes to review and analyse elements of the financial statement close process and to prepare financial statements in accordance with U.S. GAAP, had not reduced to a relatively low level the risk that errors in amounts that would be material in relation to those financial statements might occur and might not be detected within a timely period by management in the normal course of business.

While the Company has undertaken a re-evaluation of its internal controls and procedures and has implemented enhancements to improve them, additional measures may be required in the future to further enhance their internal controls and procedures.
The trading price of the shares of the Company’s common stock and ADRs could decline in value if the trading price of the shares of common stock of its listed subsidiary company, Marshall Edwards, Inc., declines.
Novogen currently owns 86.9% of its subsidiary Marshall Edwards, Inc., whose shares are traded on the Nasdaq National Market and on the Alternative Investment Market of the London Stock Exchange. If the trading price of Marshall Edwards’ shares declines or its business does not achieve its objectives or its product development program is delayed, it could have an adverse affect on Novogen’s share price.
The trading price of the shares of the Company’s common stock and ADRs is highly volatile, your investment could decline in value and the Company may incur significant costs from class action litigation.
The trading price of the Company’s common stock and ADRs is highly volatile in response to various factors, many of which are beyond the Company’s control including:
•	Announcements of technological innovations by the Company and its competitors;

•	New products introduced or announced by the Company or its competitors;

•	Changes in financial estimates by securities analysts;

•	Actual or anticipated variations in operating results;

•	Expiration or termination of licenses, research contracts or other collaboration agreements;

•	Conditions or trends in the regulatory climate in the biotechnology, pharmaceutical and genomics industries;

•	Changes in the market values of similar companies;

•	The liquidity of any market for the Company’s securities;

•	Additional sales by the Company of its shares.
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

Item 4 — Information on the Company
History and development of the Company.
Novogen Limited, a company limited by shares, was incorporated in March 1994 under the jurisdiction of the laws of New South Wales, Australia. Novogen has its registered office at 140 Wicks Rd, North Ryde, New South Wales 2113. Its telephone number and other contact details are: Phone 61-2-9878-0088; Fax 61-2-9878-0055; and website, www.novogen.com (the information contained in the website does not form part of the Annual Report). The Company’s Ordinary Shares are listed on the Australian Stock Exchange (“ASX”) under the symbol “NRT” and its American Depositary Receipts (ADRs), each representing five ordinary shares, trade on the Nasdaq Stock Market under the symbol “NVGN”.
Nature of the Business
The Company is a pharmaceutical company involved in the discovery, development, manufacture and marketing of products based on the emerging field of isoflavoniod technology. The Company’s product development program embraces both a novel range of pharmaceuticals based on a range of phenolic compounds in humans and dietary supplements based on plant compounds known as isoflavones. A key element of the Company’s strategy is to leverage revenue generated from sales of the Company’s dietary supplements in an effort to develop novel proprietary pharmaceuticals based on phenolic compounds.
Recent Financing Activities
Glycotex, Inc.
During May 2003, Glycotex, Inc., a U.S. subsidiary of Novogen Inc., established in May 1999, to provide a commercial vehicle for Novogen’s glucan technology, raised A$500,000 in an initial private placement of 350,000 shares from Australian and international investors and institutions.
The shares were issued at A$1.43 each with attaching warrants to purchase a further two shares at an exercise price of A$1.43 per share. The attaching warrants were exercisable prior to November 5, 2004. Novogen also issued to these investors a convertible security enabling investors to convert their investment in Glycotex Inc. into Novogen shares at an equivalent Novogen share price of A$5.00 per share.
On November 5, 2004 Glycotex Inc. received a total of A$900,000 following the exercise of 630,000 warrants at an exercise price of A$1.43 per share which were issued as part of the initial private placement. On December 24, 2004 Novogen issued 10,000 of its shares following the conversion of 35,000 Glycotex shares under the terms of the Novogen convertible security.
In April 2005, Glycotex issued 1,664,446 shares of its common stock in a private placement at an equivalent AUD exercise price of $3.11 per share. As a result Glycotex Inc. raised $5,183,000.
On November 29, 2005, Glycotex, Inc. effected a one-for-seven common stock split whereby the 2,377,778 outstanding shares of common stock were split into 16,644,446 shares of common stock. All Glycotex, Inc. share and per share information has been restated to reflect this split.

Capital expenditures
The Company made no major investments of a capital nature during fiscal 2005. Future facilities will be developed as demand increases, however, current plant capacity both at the isoflavones extraction plant at Wyong NSW and at the pilot plant at North Ryde NSW are sufficient to meet demand for the short to medium term.
Business overview
The Company launched its first product, Promensil™ (“Promensil”), in September 1997 in Australia. Subsequently, the company has established 100% owned subsidiary companies in the U.S., Canada, the UK and The Netherlands to market and distribute its range of dietary supplements The Company also entered into agency agreements to distribute its dietary supplements in Singapore and South Africa, Indonesia, Austria and Italy.
Promensil, Trinovin and Rimostil are “dietary supplements” that deliver standardized levels of all four isoflavones — daidzein, genistein, formononetin and biochanin. Promensil, Trinovin and Rimostil are listed with the appropriate regulatory bodies in the countries in which they are sold. Currently Promensil and Trinovin’s regulatory status is under review by the TGA in Australia. The Company has been notified by the Therapeutic Goods Administration (“TGA”) that it is reviewing the current listing status of its dietary supplements products in Australia. These products are currently listed as “AUSTL” listed complementary medicine, under regulations of the TGA. Following the completion of this review, these products could retain this status or be de-listed in Australia. The Company believes that its products qualify for their current listing status as “AUSTL” listed complementary medicine. However, no assurance can be given that the TGA will ultimately reach this conclusion. In the event of an adverse determination by the TGA, the Company will consider what further options are available to it. Refer to “Risk Factors” for further details.
The Company has established a subsidiary company, Marshall Edwards, Inc. to develop and commercialize its anti-cancer drug candidate phenoxodiol. Marshall Edwards, Inc. was listed on the Alternative Investment Market of the London Stock Exchange in May 2002 and on the Nasdaq National Market in December 2003. Novogen currently owns 86.9% of Marshall Edwards, Inc.
In May 1999 the Company established Glycotex, Inc., a U.S. subsidiary of Novogen Inc., to provide a commercial vehicle for Novogen’s glucan technology. Novogen currently owns 84.3% of Glycotex Inc. On September 9, 2005, Glycotex filed a registration statement with the SEC on Form S-1 in respect of an initial public offering of Glycotex’s common stock units. This registration statement has not become effective.
The following table is an analysis of revenue from sales and other sources during the past three fiscal years by categories of activity and by geographical market. Other revenue consists principally of interest income, grants received and royalty receipts. See Note 2 to the Consolidated Financial Statements.

Category of Activity
Dietary Supplements

	Year Ended June 30
	2003	2004	2005
	(A$’000)	(A$’000)	(A$’000)
Sales Revenue	19,630	12,720	13,404
Other Revenue	4,626	3,726	4,274

Total Revenue	24,256	16,446	17,678

Geographical Markets

	2003	2004	2005
	(A$’000)	(A$’000)	(A$’000)
Sales Revenue

Australasia	6,228	4,022	4,646

UK & Europe	2,744	2,341	2,518

US & Canada	10,658	6,357	6,240

	19,630	12,720	13,404

Other Revenue

Australasia	4,436	3,321	3,877

UK & Europe	1	4	80

US & Canada	189	401	317

	4,626	3,726	4,274

Total Revenue	24,256	16,446	17,678

The Company earned gross revenues for the year ended June 30, 2005 of A$17.7 million versus A$16.4 million in the previous corresponding period, an increase of A$1.3 million. The increase in revenue was due to increased sales of the Company’s consumer products which were A$13.4 million for the year ended June 30, 2005 compared with A$12.7 million for the previous year, an increase of A$0.7 million or 5%. This increase compares with a 35% decrease in sales revenue in the fiscal year ended June 30, 2004. The other major impact on revenue was due to royalty receipts in line with the Company’s licence agreement with “The Solae Company” (licence transferred to Archer Daniels Midland Company (ADM)) and Licence fees received from Melbrosin International GmbH & Co under the terms of a licence agreement resulting from the recent granting to Novogen of certain patents relating to our consumer business. These receipts were partially off set by a reduction in START Grant income coinciding with the completion of the START Grant agreements.
Sales in Australasia for the year ended June 30, 2005 were up A$0.6 million or 15% to A$4.6 million from A$4 million for the year ended June 30, 2004. Sales in North America for the year ended June 30, 2005 declined by A$0.2 million to A$6.2 million for the year down from A$6.4 million for the year ended June 30, 2004. Sales in Europe of A$2.5 million for the year were up slightly by A$0.2 million. Sales levels of our consumer products have started to benefit from our targeted promotional programs with sales increasing in Australasia and Europe. We have also made a significant impact on sales levels in the North American market with sales declining by 3%, slowing the rate of the prior year. We expect the market for menopause products to continue to be affected by the debate among medical professionals relating to the safety and efficacy of Hormone Replacement Therapy (HRT) versus natural alternatives. Hormone therapy (HT) has been the internationally accepted treatment for vasomotor symptoms, however, in July 2002, the Women’s Health Initiative and other studies indicated that the use of combined estrogen and progestin HT may be associated with an increased risk of certain adverse medical conditions. Considerable confusion and concerns among health care professionals and women followed. Among the therapies being used as an alternative to HT are complementary and alternative medicines (CAM’s) including herbal extracts. While CAM usage is reportedly increasing, discussion about the safety and efficacy of these treatments continues.
Also it will take some time for confidence to return to the global market. The Company will continue to position its products as the most clinically trialled natural alternatives in the menopause market. The Company believes that sales revenues are starting to increase in response to focused marketing initiatives, increased sales representation to pharmacies, and extended distribution.
Clinical Development
The Company’s product emphasis is toward the development and marketing of human therapeutics, with a particular focus on therapeutics based on phenolic drug technology. While the Company’s sales revenue has been generated from dietary supplements, the Company has devoted, and expects to continue to devote, significant R&D resources to the development of novel pharmaceuticals based on phenolic hormones.
Major advances were made during the year on the Company’s clinical development program.
Phenoxodiol
The Company’s lead anti-cancer drug, phenoxodiol, continued its clinical development program through its 86.9% owned subsidiary company Marshall Edwards, Inc. Phenoxodiol is currently being evaluated in phase II clinical trials for the treatment of prostate cancer, ovarian cancer, squamous cell carcinomas (SCC) of the cervix, vagina and vulva.
During 2005, Marshall Edwards, Inc. made significant progress in the clinical development of phenoxodiol including:
•	In May 2005, Marshall Edwards, Inc. announced preliminary results from the combination therapy trial for patients with late stage refractory ovarian cancer being conducted at Yale New Haven Hospital in the United States and the Royal Women’s

Hospital in Australia. These preliminary results revealed that 33% (12/36) of patients who were on combination therapy that included phenoxodiol experienced a complete or partial response.

•	In January 2005, Marshall Edwards, Inc. announced that it we had appointed a global research organization to manage its planned “pivotal” Phase III multinational ovarian cancer study. The trial will be known as the Ovature trial. Marshall Edwards, Inc. is discussing trial design with the U.S. Food and Drug Administration (FDA) to develop a trial protocol that is intended to support marketing approval of phenoxodiol, including the number of treatment arms to be included and the number of patients required to be tested in each arm of the trial.

•	In November 2004, Marshall Edwards, Inc. announced that the FDA granted phenoxodiol Fast Track status for its intended use as a chemo-sensitizing agent in patients with recurrent late stage ovarian cancer. In January 2005, Marshall Edwards, Inc. announced that the FDA granted phenoxodiol Fast Track status for its intended use in patients with hormone-refractory prostate cancer. Under the FDA Modernization Act of 1997, designation as a Fast Track product means that phenoxodiol is eligible for certain programs for accelerated marketing approval.
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
Phenolic Compounds
The synthetic phenolic compounds used in the Company’s pre-clinical and clinical trials are currently being manufactured at the pilot facility located at North Ryde. The facility manufactures phenoxodiol, cardiovascular program compounds and anti-inflammatory compounds and will provide sufficient product for pre-clinical and initial clinical trial purposes. If, in the future, clinical trials prove successful and applicable regulatory approvals are obtained, the Company intends to outsource the manufacture of its synthetic drug compounds to third party manufacturers.

Marketing Channels
The Company is currently marketing dietary supplement products for people whose intake of isoflavones is inadequate.
The marketing strategy is for the Company to continue to be responsible for the direct marketing of its current and proposed dietary supplement products in Australia, New Zealand, North America (U.S. and Canada) and selected European countries. The Company will rely on distributors and other third parties for the sale of the Company’s dietary supplements in other countries and regions. The company has entered into agency distribution agreements in Singapore, South Africa, Austria, Ireland and Italy.
The Company is planning to commence a phase III clinical trial of its lead pharmaceutical product candidates. In this way, the potential value of the product candidates will be maximized prior to any alliance being sought. The Company intends to seek alliances with strategic partners to commercialize its pharmaceutical product candidates.
Patent Protection
The first and most important area of the intellectual property (“IP”) of the Company is the understanding that an important function of isoflavones in the diet is to act as “pro-hormones”, leading to the formation of a previously undiscovered class of hormones known as “phenolic hormones”. The Company’s discovery that these isoflavonoid-derived phenolic compounds have biological activity is the basis of the Company’s drug discovery and development program. A number of these phenolic compounds have been identified by the Company as offering significant commercial potential as new pharmaceuticals and these are currently under development. The Company has PCT (Patent Cooperation Treaty) patent applications pending relating to these compounds and a wide range of therapeutic applications.
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
Intellectual Property Development
During the fiscal year 10 patents were granted over the Company’s intellectual property. The areas with expanding patent coverage include isoflavone formulation and uses, synthetic drug compounds and their use, and a novel food product.

Europe
Patent # 0656786	Use of isoflavone phyto-oestrogen extracts of soy or clover

Australia
Patent # 776131	Food product and process
Patent # 776894	Therapeutic methods and compositions involving isoflavones
Patent # 777632	Health supplements containing isoflavones
Patent # 777561	Health supplements containing phyto-oestrogen, analogues or metabolites thereof
Patent # 777653	Health supplements containing phyto-oestrogen, analogues or metabolites thereof
Patent # 779210	Treatment or prevention of menopausal symptoms and osteoporosis

Singapore
Patent # 90371	Food product and process
Patent # 81773	Production of isoflavone derivatives

New Zealand
Patent # 506063	Therapeutic methods and compositions involving isoflavones
These grants bring the number of Company patents granted to 45.
European Health Supplements Patent No. 0656786 has been filed in the following countries:
Austria, Belgium, Switzerland, Germany (file no. 693 33 624.2-08), Denmark, Spain, France, Greece, Ireland, Italy (file no. 50256BE/2004), Luxembourg, Monaco, Netherlands, Portugal, Sweden and United Kingdom
The following is a list of all published PCT patent applications held by the Company.

PCT= Patent Cooperation Treaty
(1) = Novogen Research Pty Ltd
(2) = Novogen Inc

	Title	Applicant	Country
1	HEALTH SUPPLEMENTS CONTAINING PHYTO-OESTROGENS, ANALOGUES OR METABOLITES THEREOF	(1)	All PCT countries including the USA

2	PROCESS FOR GLUCAN PREPARATION THERAPEUTIC USES OF GLUCAN	(1)	All PCT countries including the USA

3	THERAPEUTIC METHODS AND COMPOSITIONS INVOLVING ISOFLAVONES	(1) + (2)	All PCT countries including the USA

4	PREPARATION OF ISOFLAVONES FROM LEGUMES	(1) + (2)	All PCT countries including the USA

5	TREATMENT OR PREVENTION OF MENOPAUSAL SYMPTOMS AND OSTEOPOROSIS	(1) + (2)	All PCT countries including the USA

6	COMPOSITIONS AND METHOD FOR PROTECTING SKIN FROM UV INDUCED IMMUNOSUPPRESSION AND SKIN DAMAGE	(1)	All PCT countries including the USA

7	THERAPY OF ESTROGEN-ASSOCIATED DISORDERS	(1)	All PCT countries including the USA

8	PRODUCTION OF ISOFLAVONE DERIVATIVES	(1)	All PCT countries including the USA

9	CARDIOVASCULAR AND BONE TREATMENT USING ISOFLAVONES	(1)	All PCT countries including the USA

10	COMPOSITIONS AND THERAPEUTIC METHODS INVOLVING ISOFLAVONES AND ANALOGUES THEREOF	(1)	All PCT countries including the USA

11	FOOD PRODUCT AND PROCESS	(1)	All PCT countries including the USA

12	REGULATION OF LIPIDS AND/OR BONE DENSITY AND COMPOSITIONS THEREFORE	(1)	All PCT countries including the USA

13	DIMERIC ISOFLAVONES	(1)	All PCT countries including the USA

14	TREATMENT OF RESTENOSIS	(1)	All PCT countries including the USA

15	6-HYDROXY ISOFLAVONES, DERIVATIVES AND MEDICAMENTS INVOLVING THE SAME	(1)	All PCT countries including the USA

16	THERAPEUTIC METHODS AND COMPOSITIONS INVOLVING COMPOUNDS BASED ON AN ISOFLAV-3-ENE AND ISOFLAVAN STRUCTURE	(1)	All PCT countries including the USA

17	REPAIR OF DNA MUTAGENIC DAMAGE	(1)	All PCT countries including the USA

18	SKIN PHOTOAGEING AND ACTINIC DAMAGE TREATMENT	(1)	All PCT countries including the USA

19	COMBINATION CHEMOTHERAPY COMPOSITIONS AND METHODS	(1)	All PCT countries including the USA

20	AMINATED ISOFLAVONOID DERIVATIVES AND USES THEREOF	(1)	All PCT countries including the USA

Trademark Protection
The Company also seeks IP protection through trademark registration of product names and corporate logos. The Company has an active program of registering all product trademarks in significant markets.
Licensing Arrangements
In 1997 the Company granted an exclusive license for the use of soy under three Novogen patent applications to Dupont Protein Technologies, Inc. (“PTI”) and its subsequent joint venture with Bunge now called Solae LLC. During fiscal 2005, this licence was transferred to Archer Daniels Midland (ADM). Under the terms of the transfer, ADM assumes the rights and obligations formally held by Solae, including the obligation for royalty and milestone payments under the terms of the licence. In fiscal year ended 2003 the Company received A$2.3 million in royalty payments under this license agreement, and in fiscal 2004 the Company received A$1.0 million. In fiscal 2005 the Company received A$1.7 million royalty in line with the Company’s licence agreement with “The Solae Company” (licence transferred to Archer Daniels Midland Company (ADM)) and A$0.2 million Licence fees received from Melbrosin International GmbH & Co under the terms of a licence agreement resulting from the recent granting to Novogen of certain patents relating to our consumer business. See “Item 5. Operating and Financial Review and Prospects – Operating Results — Fiscal 2005 v. Fiscal 2004.”
Australian Government
The activities of the Company are subject to numerous Australian laws and regulations, including those described below.
The Australian Corporations Law is the main body of law governing companies incorporated in Australia, such as Novogen and its Australian subsidiaries. The Australian Securities and Investments Commission (ASIC) is an Australian Government organization that administratively enforces legislation covering matters such as directors’ duties and responsibilities, preparation of accounts, auditor control, issue and transfer of shares, control of shareholders’ meetings, rights of minority interests, amendments to capital structure, preparation and filing of public documents such as annual reports, changes in directors and changes to capital.
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
Australian Regulatory Requirements

The Therapeutic Goods Act 1989, or 1989 Act, sets out the legal requirements for the import, export, manufacture and supply of pharmaceutical products in Australia. The 1989 Act requires that all pharmaceutical products to be imported into, supplied in, manufactured in or exported from Australia be included in the Australian Register of Therapeutic Goods, or ARTG, unless specifically exempted under the Act.
In order to ensure that a product can be included in the ARTG, a sponsoring company must make an application to the Therapeutic Goods Administration, or TGA. The application usually consists of a form accompanied by data (usually based on the European Union requirements) to support the quality, safety and efficacy of the drug and payment of a fee. Application details are available on the TGA website http://www.tga.gov.au.
The first phase of evaluation, known as the Application Entry Process, is usually a short period during which an application is assessed on an administrative level to ensure that it complies with the basic guidelines. The TGA must decide within 40 working days whether it will accept the application for evaluation.
Once an application is accepted for evaluation, aspects of the data provided are allocated to evaluators, who prepare evaluation reports. The evaluation reports are then sent to the sponsoring company who then has the opportunity to comment on the views expressed within the evaluation report and to submit supplementary data to address any issues raised in the evaluation reports. Following this evaluation, the chemistry and quality control aspects of a product may be referred to a sub-committee of the Australian Drug and Evaluation Committee, or ADEC, to review the evaluation reports.
Once the evaluations are complete, the TGA prepares a summary document on the key issues on which advice will be sought from the ADEC. This summary is sent to the sponsoring company which is able to submit a response to the ADEC dealing with issues raised in the summary and those not previously addressed in the evaluation report. The ADEC provides independent advice on the quality, risk-benefit, effectiveness and access of the drug and conduct medical and scientific evaluations of the application. The ADEC’s resolutions are provided to the sponsoring company after 5 working days after the ADEC meeting.
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
U.S. Regulatory Requirements
The U.S. Food and Drug Administration, or FDA, and comparable regulatory agencies in foreign countries, regulate and impose substantial requirements upon the research, development, pre-clinical and clinical testing, labeling, manufacture, quality control, storage, approval, advertising, promotion, marketing, distribution and export of pharmaceutical products including biologics, as well as significant reporting and record-keeping obligations. State governments may also impose obligations in these areas.
In the United States, pharmaceutical products are regulated by the FDA under the Federal Food Drug and Cosmetic Act or FDCA and other laws including in the case of biologics, the Public Health Service Act. We believe, but cannot be certain, that our products will be regulated as drugs by the FDA. The process required by the FDA before drugs may be marketed in the United States generally involves the following:
•	pre-clinical laboratory evaluations, including formulation and stability testing, and animal tests performed under the FDA’s Good Laboratory Practices regulations to assess potential safety and effectiveness;

•	submission and approval of an IND, including results of pre-clinical tests and protocols for clinical tests, which must become effective before clinical trials may begin in the United States;

•	obtaining approval of Institutional Review Boards to administer the products to human subjects in clinical trials;

•	adequate and well-controlled human clinical trials to establish the safety and efficacy of the product for the product’s intended use;

•	development of manufacturing processes which conform to FDA current Good Manufacturing Practices, or cGMPs, as confirmed by FDA inspection;

•	submission of pre-clinical and clinical test results, and chemistry, manufacture and control information on the product to the FDA in a New Drug Approval Application, or NDA; and

•	FDA review and approval of an NDA, prior to any commercial sale or shipment of a product.
The testing and approval process requires substantial time, effort, and financial resources, and we cannot be certain that any approval will be granted on a timely basis, if at all.
The results of the pre-clinical tests, together with initial specified manufacturing information, the proposed clinical trial protocol, and information about the participating investigators are submitted to the FDA as part of an IND, which must become effective before we may begin human clinical trials. Additionally, an independent Institutional Review Board at each clinical trial site proposing to conduct the clinical trials must review and approve each study protocol and oversee conduct of the trial. An IND becomes effective 30 days after receipt by the FDA, unless the FDA, within the 30-day period, raises concerns or questions about the conduct of the trials as outlined in the IND and imposes a clinical hold. If the FDA imposes a clinical hold, the IND sponsor must resolve the FDA’s concerns before clinical trials can begin. Pre-clinical tests and studies can take several years to complete, and there is no guarantee that an IND we submit based on such tests and studies will become effective within any specific time period, if at all.
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
• Phase III: When Phase II studies demonstrate that a specific dosage range of the drug is likely to be effective and the drug has an acceptable safety profile controlled, large-scale therapeutic Phase III trials are undertaken at multiple study sites to demonstrate clinical efficacy and to further test for safety in an expanded patient population.
We cannot be certain that we will successfully complete Phase I, Phase II, or Phase III testing of our products within any specific time period if at all. Furthermore the FDA, the Institutional Review Board or we may suspend or terminate clinical trials at any time on various grounds, including a finding that the subjects or patients are being exposed to an unacceptable health risk.
Results of pre-clinical studies and clinical trials, as well as detailed information about the manufacturing process, quality control methods, and product composition, among other things, are submitted to the FDA as part of an NDA seeking approval to market and commercially distribute the product on the basis of a determination that the product is safe and effective for its intended use. Before approving an NDA, the FDA will inspect the facilities at which the product is manufactured and will not approve the product unless cGMP compliance is satisfactory. If applicable regulatory criteria are not satisfied, the FDA may deny the NDA or require additional testing or information. As a condition of approval, the FDA also may require post-marketing testing or surveillance to monitor the product’s safety or efficacy. Even after an NDA is approved, the FDA may impose additional obligations or restrictions (such as labeling changes), or even suspend or withdraw a product approval on the basis of data that arise after the product reaches the market, or if compliance with regulatory standards is not maintained. We cannot be certain that any NDA we submit will be approved by the FDA on a timely basis, if at all. Also, any such approval may limit the indicated uses for which the product may be marketed. Any refusal to approve, delay in approval, suspension or withdrawal of approval, or restrictions on indicated uses could have a material adverse impact on our business prospects.
Each NDA must be accompanied by a user fee, pursuant to the requirements of the Prescription Drug User Fee Act, or PDUFA, and its amendments. According to the FDA’s fee schedule, effective on October 1, 2004 for the fiscal year 2005, the user fee for an application requiring clinical data, such as an NDA, is $672,000. The FDA adjusts the PDUFA user fees on an annual basis. PDUFA also imposes an annual product fee for prescription drugs and biologics ($41,710), and an annual establishment fee ($262,200) on facilities used to manufacture prescription drugs and biologics. A written request can be submitted for a waiver for the application fee for the first human drug application that is filed by a small business, but there are no waivers for product or establishment fees. We are not at the stage of development with our products where we are subject to these fees, but they are significant expenditures that will be incurred in the future and must be paid at the time of application submissions to FDA.
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
After product approval, there are continuing significant regulatory requirements imposed by the FDA, including record-keeping requirements, obligations to report adverse side effects in patients using the products, and restrictions on advertising and promotional activities. Quality control and manufacturing procedures must continue to conform to cGMPs, and the FDA periodically inspects facilities to assess cGMP compliance. Additionally, post-approval changes in ingredient composition, manufacturing processes or facilities, product labeling, or other areas may require submission of an NDA Supplement to the FDA for review and approval. New indications will require additional clinical tests and submission of an NDA Supplement. Failure to comply with FDA regulatory requirements may result in an enforcement action by the FDA, including Warning Letters, product recalls, suspension or revocation of product approval, seizure of product to prevent distribution, impositions of injunctions prohibiting product manufacture or distribution, and civil and criminal penalties. Maintaining compliance is costly and time-consuming. We cannot be certain that we, or our present or future suppliers or third-party manufacturers, will be able to comply with all FDA regulatory requirements, and potential consequences of noncompliance could have a material adverse impact on our business prospects.
The FDA’s policies may change, and additional governmental regulations may be enacted that could delay, limit, or prevent regulatory approval of our products or affect our ability to manufacture, market, or distribute our products after approval. Moreover, increased attention to the containment of healthcare costs in the United States and in foreign markets could result in new government regulations that could have a material adverse effect on our business. Our failure to obtain coverage, an adequate level of reimbursement, or acceptable prices for our future products could diminish any revenues we may be able to generate. Our ability to commercialize future products will depend in part on the extent to which coverage and reimbursement for the products will be available from government and health administration authorities, private health insurers, and other third-party payers. European Union and U.S. government and other third-party payers increasingly are attempting to contain healthcare costs by consideration of new laws and regulations limiting both coverage and the level of reimbursement for new drugs. We cannot predict the likelihood, nature or extent of adverse governmental regulation that might arise from future legislative or administrative action, either in the United States or abroad.
Our activities also may be subject to state laws and regulations that affect our ability to develop and sell our products. We are also subject to numerous federal, state, and local laws relating to such matters as safe working conditions, clinical, laboratory, and manufacturing practices, environmental protection, fire hazard control, and disposal of hazardous or potentially hazardous substances. We may incur significant costs to comply with such laws and regulations now or in the future, and the failure to comply may have a material adverse impact on our business prospects.

The FDCA (Federal Food Drug and Cosmetic Act) includes provisions designed to facilitate and expedite the development and review of drugs and biological products intended for treatment of serious or life-threatening conditions that demonstrate the potential to address unmet medical needs for such conditions. These provisions set forth a procedure for designation of a drug as a “fast track product.” The fast track designation applies to the combination of the product and specific indication for which it is being studied. A product designated as fast track is ordinarily eligible for additional programs for expediting development and review, but products that are not in fast track drug development programs may also be able to take advantage of these programs. These programs include approval, priority review of NDAs and accelerated approval. Drug approval under the accelerated regulations may be based on evidence of clinical effect on a surrogate endpoint that is reasonably likely to predict clinical benefit. A post-marketing clinical study will be required to verify clinical benefit, and other restrictions to assure safe use may be imposed.
Under the Drug Price Competition and Patent Term Restoration Act of 1984 (the “Patent Act”), a sponsor may obtain marketing exclusivity for a period of time following FDA approval of certain drug applications, regardless of patent status, if the drug is a new chemical entity or if new clinical studies were required to support the marketing application for the drug. This marketing exclusivity prevents a third party from obtaining FDA approval for an identical or nearly identical drug under an Abbreviated New Drug Application (“ANDA”) or a “505(b)(2) New Drug Application.” The statute also allows a patent owner to obtain an extension of applicable patent terms for a period equal to one-half the period of time elapsed between the filing of an IND and the filing of the corresponding NDA plus the period of time between the filing of the NDA and FDA approval, with a five year maximum patent extension. We cannot be certain that Novogen will be able to take advantage of either the patent term’ extension or marketing exclusivity provisions of these laws.
The Best Pharmaceuticals for Children Act, signed into law on January 4, 2002, provides an additional six months of marketing exclusivity for new or marketed drugs, for which specific pediatric studies were conducted at the written request of the FDA. On December 3, 2003, the Pediatric Research Equity Act was signed into law, authorizing the FDA to require pediatric studies for drugs and biological products to ensure the drugs’ or products’ safety and effectiveness in children. This Act required that New Drug Applications (“NDAs”) or supplements to NDAs contain data assessing the safety and effectiveness for the claimed indication in all relevant pediatric subpopulations. Dosing and administration must be supported for each pediatric subpopulation for which the drug is safe and effective. The FDA may grant deferrals for submission of data, or full or partial waivers. We cannot be certain that we will be able to take advantage of these statutory pediatric marketing exclusivity provisions.
European Union Regulatory Requirements
Outside the United States, our ability to market our products will also be contingent upon receiving marketing authorizations from the appropriate regulatory authorities and compliance with applicable post-approval regulatory requirements. Although the specific requirements and restrictions vary from country to country, as a general matter, foreign regulatory systems include risks similar to those associated with FDA regulation, described above. Under EU regulatory systems, marketing authorizations may be submitted either under a centralized or decentralized procedure. Under the centralized procedure, a single application to the European Medicines Evaluation Agency (EMEA) leads to an approval granted by the European Commission which permits the marketing of the product throughout the EU. The centralized procedure is mandatory for certain classes of medicinal products, but optional for others. For example, all medicinal products developed by certain biotechnological means must be authorized via the centralized procedure. We assume that the centralized procedure will apply to our products that are developed by means of a biotechnology process. The decentralized procedure provides for mutual recognition of nationally approved decisions and is used for products that are not required to be authorized by the centralized procedure. Under the decentralized procedure, the holders of a national marketing authorization may submit further applications to the competent authorities of the remaining member states, which will then be requested to recognize the original authorization based upon an assessment report prepared by the original authorizing competent authority. The recognition process should take no longer than 90 days, but if one member state makes an objection, which under the legislation can only be based on a possible risk to human health, we have the option to withdraw the application from that country or take the application to arbitration by the Committee for Medicinal Products for Human Use (CHMP) of the EMEA. If a referral for arbitration is made, the procedure is suspended, and in the intervening time, the only EU country in which the product can be marketed will be the country where the original authorization has been granted, even if all the other designated countries are ready to recognize the product. The opinion of the CHMP, which is binding, could support or reject the objection or alternatively could reach a compromise position acceptable to all EU countries concerned. Arbitration can be avoided if the application is withdrawn in the objecting country, but once the application has been referred to arbitration, it cannot be withdrawn. The arbitration procedure may take an additional year before a final decision is reached and may require the delivery of additional data.
As with FDA approval we may not be able to secure regulatory approvals in Europe in a timely manner, if at all. Additionally, as in the United States, post-approval regulatory requirements, such as those regarding product manufacture, marketing, or distribution, would apply to any product that is approved in Europe, and failure to comply with such obligations could have a material adverse effect on our ability to successfully commercialize any product.
New European Legislation was introduced in 2001 designed to harmonize the regulation of clinical trials across the EU. This legislation has now been implemented in all EU countries. In addition, the entire EU regulatory regime has recently undergone a significant revision and new laws have been introduced that amend the current EU Medicines Directive. These amendments came into effect on October 30, 2005 and are currently being implemented on a country by country basis. For example, the centralized procedure for the authorization of new medicines will be compulsory for biotechnology products and those developed for cancer and other specified diseases and disorders. Accordingly, there is a marked degree of change and uncertainty both in the regulation of clinical trials and in respect of marketing authorizations which face us for our products in Europe.
Dietary Supplements
The Company’s products, Promensil, Trinovin and Rimostil are classified as “dietary supplements”. “Dietary supplements”, although subject to the FDCA, are treated differently than pharmaceuticals and are the subject of recent legislation known as the Dietary Supplement Health and Education Act of 1994 (the “Dietary Supplement Act”). The Dietary Supplement Act defines dietary supplements, and regulates claims and labeling of dietary supplements. Under the Dietary Supplement Act, a company is responsible for determining that the dietary supplements it manufactures or distributes are safe, and that any representations or claims made about them are substantiated by adequate evidence to show that they are not false or misleading. The FDA has proposed cGMP regulations for dietary supplements. The Company believes that Promensil, Trinovin and Rimostil, the products of the Company currently sold in the U.S., comply with the claims, labeling and other rules relating to dietary supplements, and are produced in accordance with applicable FDA cGMP. The products are formulated and packed by a contract manufacturer in the U.S. which informed the Company that it is compliant with the FDA’s proposed cGMP requirements. The active bulk ingredients for Promensil, Trinovin and Rimostil are produced by the Company at its production facility which is certified by the TGA as adhering to cGMP for Australia. The FDA does not require that the bulk ingredients used in dietary supplements sold in the U.S. be manufactured according to the FDA’s cGMP standards. The discussion below generally relates to pharmaceutical products and not products characterized as “dietary supplements”.
Manufacturing Regulations
The FDA mandates that drugs be manufactured in conformity with cGMP regulations. In complying with cGMP regulations, manufacturers must continue to expend time, money and effort in production, record keeping and quality control to ensure that the product meets applicable specifications and other requirements. The FDA periodically inspects manufacturing facilities to ensure compliance with applicable cGMP requirements. Failure to comply subjects the manufacturer to possible FDA enforcement action, such as suspension of manufacturing, seizure of the product, voluntary recall of a product, fines, injunctions, failure to approve a product, or withdrawal of approval of a product. All products sold in the U.S. are produced by a contract formulator and packer who has informed the Company that its facilities are compliant with the FDA’s cGMP regulations.

Organizational Structure
Corporate Structure
Novogen Limited is a company limited by shares and is incorporated and domiciled in Australia. Novogen Limited and its controlled entities “Novogen” or “Group” have prepared a consolidated financial report incorporating the entities that it controlled during the financial year, which included the following controlled entities:

Name of Entity	Country of Incorporation	Ownership %
Novogen Laboratories Pty Ltd	Australia	100
Novogen Research Pty Ltd	Australia	100
Central Coast Properties Pty Ltd	Australia	100
Phytosearch Pty Ltd	Australia	100
Phytogen Pty Ltd	Australia	100
Glycotex Pty Ltd	Australia	100
Norvogen Pty Ltd	Australia	100
Novogen Inc	USA	100
Glycotex Inc	USA	84.3
Novogen Limited (UK)	UK	100
Promensil Limited	UK	100
Novogen BV	Netherlands	100
Novogen New Zealand Limited	New Zealand	100
Novogen Canada Limited	Canada	100
Marshall Edwards Inc	USA	86.9
Marshall Edwards Pty Limited*	Australia	86.9

*	Indirect ownership through Marshall Edwards, Inc.
Property, Plants and Equipment
The Company’s major isoflavone extraction manufacturing plant is located in Wyong in New South Wales. This plant is used to manufacture the active raw material used in the Company’s dietary supplement products. The Company owns the land and buildings at Wyong and the site covers an area of approximately 3.37 hectares. The equipment used in the extraction process, pilot plant and laboratories is leased to the Company and such leased equipment is pledged as security for the lease liability The manufacturing capacity of the Wyong extraction and manufacturing facility is adequate to produce the forecasted isoflavone extract requirements for at least the next two years.
The pilot plant used for the manufacture of the phenoxodiol clinical trial material and other pharmaceutical product candidates is located in the Company’s leased premises in North Ryde, Sydney. These premises are also used as Novogen’s corporate headquarters.
The Company owns the majority of the equipment used in the pilot plant. The plant has enough capacity to produce Phase II clinical trial quantities of the company’s product candidates. The company will need to identify alternate sources of supply for phase III clinical trial volumes and for future commercial quantities.

Item 5. Operating and Financial Review and Prospects
The following discussion and analysis should be read in conjunction with “Item 18. Financial Statements” included below. Operating results are not necessarily indicative of results that may occur in future periods. This discussion and analysis contains forward-looking statements that involve risks uncertainties and assumptions. The actual results may differ materially from those anticipated in the forward-looking statements as a result of many factors including, but not limited to, those set forth under “Forward-Looking Statements” and “Risk Factors” in Part 1, Item 3. “Key Information” included above in this Annual Report. All forward-looking statements included in this document are based on the information available to us on the date of this document and we assume no obligation to update any forward-looking statements contained in this Annual Report.
Application of Critical Accounting Policies
The summary of significant accounting policies are described in Note 1 to the Consolidated Financial Statements under Item 18 of this Annual Report. A reconciliation of operating results to U.S. generally accepted accounting principles (“US GAAP”) is included in Note 29 to the Consolidated Financial Statements under Item 18 of this Annual Report
Revenue Recognition
Revenues from product sales and manufacturing revenue are recognized at the time of shipment and a provision is made at that time for estimated future credits, chargebacks, sales discounts, and returns. These sales provision accruals are presented as an increase in accounts payable balances. The Company continually monitors the adequacy of the accruals by comparing the actual payments to the estimates used in establishing the accruals. The Company ships product to customers primarily FOB and utilizes the following criteria to determine appropriate revenue recognition: pervasive evidence of an arrangement exists, delivery has occurred, selling price is fixed and determinable and collection is reasonably assured. Sales terms are generally 30 days.
Royalties under license agreements with third parties are recognized when earned through the sale of the product by the licensor net of any estimated future credits, charge-backs, sales discounts and refunds.
Allowance for doubtful debts
The Company maintains an accounts receivable allowance for an estimated amount of losses that may result from the customer’s inability to pay for the product purchased. If the financial condition of customers were to deteriorate resulting in an impairment of their ability to make payments, additional allowances may be required.
Inventory Adjustments
Inventories are measured at the lower of cost or net realizable value. The Company reviews the components of inventory on a regular basis for excess, obsolete and impaired inventory based on estimated future usage and sales. The likelihood of any material inventory write-downs is dependent on rapid changes in customer demand or new product introductions by competitors.

Results of Operations
The following table provides a summary of revenues and expenses to supplement the more detailed discussions below:
STATEMENT OF FINANCIAL PERFORMANCE
Year ended June 30, 2005

	Notes	2005	2004	2003	2005
		A$’000	A$’000	A$’000	US$’000
Revenue
Sales Revenue		13,404	12,720	19,630	10,211
Other Revenue	2	4,274	3,726	4,626	3,256

Total Revenue		17,678	16,446	24,256	13,467

Costs and Expenses

Cost of Goods Sold		(4,666)	(4,753)	(7,191)	(3,555)
Research & Development		(10,217)	(8,261)	(8,274)	(7,783)
Selling and Promotions		(8,411)	(9,762)	(12,713)	(6,407)
Shipping and Handling		(444)	(382)	(468)	(338)
General and Administrative		(6,163)	(5,747)	(6,151)	(4,695)

Total Costs and Expenses		(29,901)	(28,905)	(34,797)	(22,778)

Interest Expense		(56)	(120)	(132)	(43)

Operating Loss Before Abnormal Items and Income Tax	2	(12,279)	(12,579)	(10,673)	(9,354)

Income Tax Expense	3	(2)	—	7	(2)

Net Loss		(12,281)	(12,579)	(10,666)	(9,356)

Net Loss Attributable to Outside Equity Interests		1,152	1,644	212	878

Net Loss Attributable to Members of Novogen		(11,129)	(10,935)	(10,454)	(8,478)

Operating Results — Fiscal 2005 v Fiscal 2004
Revenue
Total revenue increased by A$1.3 million or 7.5% to A$17.7 million in fiscal 2005 from A$16.4 million in fiscal 2004. The increase was primarily due to the increase in sales revenue from sales of the Company’s consumer health care products. The other major impact on revenue was due to royalty receipts in line with the Company’s license agreement with “The Solae Company” (license transferred to Archer Daniels Midland Company (ADM)) and License fees received from Melbrosin International GmbH & Co under the terms of a license agreement resulting from the recent granting to Novogen of certain patents relating to our consumer business.
Total revenue, adjusted for U.S. GAAP, increased by A$1.7 million from A$14.2 million in fiscal 2004 to A$15.9 million in 2005. Revenue under U.S. GAAP is reduced by certain trade promotions which are treated as discounts to Sales Revenue. These trade promotion expenditures are treated as a marketing expense under Australian GAAP. Other Revenue under U.S. GAAP is also reduced by interest revenue being recognized in Other Income whereas under Australian GAAP interest income is recognized in Other Operating Revenue. See Note 29 “Differences between Australian GAAP and U.S. GAAP” for detailed U.S. GAAP formatted Statement of Financial Performance.
The consumer products sales increased by A$0.7 million to A$13.4 million in fiscal 2005 from A$12.7 in fiscal 2004. Sales in Australasia for the year ended June 30, 2005 were up A$0.6 million or 15% to A$4.6 million from A$4 million for the previous year. Sales in North America reduced by A$0.2 million to A$6.2 million for the year down from A$6.4 million for the previous year. Sales in Europe of A$2.5 million for the year were up slightly by A$0.2 million. Sales levels of our consumer products have started to benefit from our targeted promotional programs with sales increasing in Australasia and Europe. We have also made a significant impact on sales levels in the North American market with sales declining by 3%, slowing the rate of the prior year. We expect the market for menopause products to continue to be affected by the safety and efficacy of HRT and the natural alternatives debate. Hormone therapy (HT) has been the internationally accepted treatment for vasomotor symptoms, however, in July 2002, the Women’s Health Initiative and other studies indicated that the use of combined estrogen and progestin HT may be associated with an increased risk of certain adverse medical conditions. Considerable confusion and concerns among health care professionals and women followed. Among the therapies being used as an alternative to HT are complementary and alternative medicines (CAM’s) including herbal extracts. While CAM usage is reportedly increasing, discussion about the safety and efficacy of these treatments continues.
Also it will take some time for confidence to return to the global market. The Company will continue to position its products as the most clinically trialled natural alternatives in the menopause market. Sales revenues are starting to increase in response to focused marketing initiatives, increased sales representation to pharmacies, and extended distribution.
Other Revenue
Other Revenue includes revenue received from non-operating activities, such as, research grants received from the Australian government, royalties received under the Company’s license agreements and proceeds from the sale of Company assets.
The Company’s other revenue increased by A$0.6 million to A$4.3 million in fiscal 2005 from A$3.7 million in fiscal 2004. There was an increase in royalties under the license agreement with Solae LLC (now transferred to ADM) during the year of A$0.7 million, an increase in license fees of A$0.2 million and an increase in other income of A$0.4 million. These increases were offset partially by decreased receipts of funds from government start grants of A$0.7 million. The start grant program has now been completed and all revenue have now been received under the terms of the grants.
Costs and Expenses
The Company’s Costs and Expenses are comprised of Cost of Goods Sold, Research and Development, Selling and Promotions, Shipping and Handling, General and Administrative Expenses and Currency Gains and Losses. The Company’s Total Costs and Expenses (excluding interest expense) increased A$1.0 million, or 3% in fiscal 2005 to A$29.9 million from A$28.9 million in fiscal 2004, primarily due to research and development expenses which increased by A$1.9 million to A$10.2 million in fiscal 2005 from A$8.3 in fiscal 2004. This increase reflects the higher costs associated with the pre-clinical and clinical trial programs. Cost of Goods Sold decreased by A$0.1 million to A$4.7 million in fiscal 2005 from A$4.8 million in fiscal 2004. The cost of Selling and Promotional expenses reduced by approximately A$1.4 million to A$8.4 million in fiscal 2005 from A$9.8 million in fiscal 2004. The reduction was due to the Company’s continued strategy of conserving cash by pursuing a more targeted promotional program. General and Administrative expenses increased by A$0.5 million in fiscal 2005 to A$6.2 million from A$5.7 million in fiscal 2004.
Net Loss
The Company’s Net Loss attributable to members of Novogen increased by approximately A$0.2 million, or 2% in fiscal 2005 to A$11.1 million from A$10.9 million in fiscal 2004.
Operating Results — Fiscal 2004 v Fiscal 2003
Revenue
Total revenue decreased by A$7.9 million or 32% to A$16.4 million in fiscal 2004 from A$24.3 million in fiscal 2003. The reduction was primarily due to the reduction in sales revenue from sales of the Company’s consumer health care products and the phasing out of royalty receipts in line with the license agreement with Solae LLC.
Total revenue, adjusted for U.S. GAAP, reduced by A$8.1 million from A$22.3 million in fiscal 2003 to A$14.2 million in 2004. Revenue under U.S. GAAP is reduced by certain trade promotions which are treated as discounts to Sales Revenue. These trade promotion expenditures are treated as a marketing expense under Australian GAAP. Other Revenue under U.S. GAAP is also reduced by interest revenue being recognized in Other Income whereas under Australian GAAP interest income is recognized in Other Operating Revenue. See Note 29 “Differences between Australian GAAP and U.S. GAAP” for detailed U.S. GAAP formatted Statement of Financial Performance.
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
Other Revenue

Other Revenue includes revenue received from non-operating activities, such as, research grants received from the Australian government, royalties received under the Company’s license agreement with ADM (Archer Daniels Midland) (transferred from Solae formally Protein Technologies International, Inc.) and proceeds from the sale of Company assets.
The Company’s other revenue decreased by A$0.9 million to A$3.7 million in fiscal 2004 from A$4.6 million in fiscal 2003. There was a reduction in royalties from the license agreement with ADM during the year of A$1.3 million offset partially by increased receipts of funds from government start grants of A$0.4 million.
Costs and Expenses
The Company’s Costs and Expenses are comprised of Cost of Goods Sold, Research and Development, Selling and Promotions, Shipping and Handling, General and Administrative Expenses and Currency Gains and Losses. The Company’s Total Costs and Expenses (excluding interest expense) decreased A$5.9 million, or 17% in fiscal 2004 to A$28.9 million from A$34.8 million in fiscal 2003, primarily due to the decrease in cost of goods sold in line with lower sales volumes. Cost of Goods Sold decreased by A$2.4 million to A$4.8 million in fiscal 2004 from A$7.2 million in fiscal 2003. The cost of Selling and Promotional expenses reduced by approximately A$2.9 million to A$9.8 million in fiscal 2004 from A$12.7 million in fiscal 2003. The reduction was due to the Company’s continued strategy of conserving cash by pursuing a more targeted promotional program. These savings were partially offset by an inventory write-down provision of A$0.7 million for Rimostil following its withdrawal from the Australian market. General and Administrative expenses decreased by A$0.5 million in fiscal 2004 to A$5.7 million from A$6.2 million in fiscal 2003. This reduction was due to favorable currency movements.
Net Loss
The Company’s Net Loss attributable to members of Novogen increased by approximately A$0.4 million, or 4% in fiscal 2004 to A$10.9 million from A$10.5 million in fiscal 2003.
Liquidity and capital resources
The Company has continued to finance its operations from equity capital and cash flow from its over-the-counter dietary supplements business.
At June 30, 2005, the Company had cash balances of A$47.3 million, a decrease of A$11.1 million from the previous year’s balance of A$58.4 million. Cash was used to fund the company’s operations including the clinical trial program for the anti-cancer drug phenoxodiol, being undertaken by Novogen’s 86.9% owned subsidiary Marshall Edwards, Inc. Cash resources were also used to fund the ongoing efforts in the areas of cardiovascular and anti-inflammatory research and development. Cash was also used to supplement the cash flows from the consumer products business and general corporate purposes.
During November 2004, Glycotex, Inc., the Company’s U.S. subsidiary received a total of A$0.9 million following the exercise of 90,000 warrants at an exercise price of A$10.00 per share. The warrants were issued as part of the initial private placement made by Glycotex to fund a clinical trial of its experimental wound healing compound glucoprime. Also, Novogen issued 10,000 of its shares following the conversion of 5,000 Glycotex shares under the terms of the Novogen convertible security. Glycotex, Inc. holds a license from Novogen Limited for the development of its Glucan technology.
In April 2005 Glycotex issued a further 237,778 shares of common stock in a private placement. The proceeds of the placement amounted to $5.183 million. As a result of the above transactions, Novogen retains 84.3% of Glycotex Inc.
On September 9, 2005, Glycotex filed a registration statement with the SEC on Form S-1 in respect of an initial public offering. This registration statement has not become effective.
The Company invests its cash and cash equivalents in interest bearing facilities with various maturity dates. At the end of fiscal 2005, deposits amounting to A$27.8 million had a weighted average interest rate of 4.26% and cash deposits of A$19.4 million had a weighted average interest rate of 1.34%.
At the end of fiscal 2005, the Company had outstanding interest bearing liabilities in the form of lease liabilities of A$0.8 million. These leases have an average lease term of 4 years. The average interest rate implicit in the leases is 8.33% (2004: 8.42%).
The Company has arranged finance lease facilities with St George Bank Limited, an Australian commercial bank, of A$4.0 million, of which A$2.5 million was unused at the end of fiscal 2005.
The Company does not hedge its foreign exchange exposures. The Company, however, continues to minimise foreign exchange risk by having international sales and marketing expenses being denominated in local currencies. See “Item 11 Quantitative and Qualitative Disclosures About Market Risk — Foreign Currency Risk”.
During fiscal 2005, the Company had net cash outflows from operating activities of A$12.8 million. Included in this amount are cash receipts of A$1.3 million of interest received from invested cash balances, A$0.3 million from the proceeds of Government grants being primarily the START Grants for research and development and A$1.4 million royalty received from ADM pursuant to a license agreement between the Company and PTI. See “Item 4. Information on the Company- Business Overview – Clinical Developments — License Agreements”.
It is the opinion of the Company that the current level of working capital is sufficient to meet present requirements. There are no commitments for capital expenditure outstanding at the end of the financial year.
Table of Contractual Obligations
The following table summarizes our future payment obligation and commitments as at June 30, 2005.

	Payments due by period
In $000’s	Total	Less than 1 year	1-3 years	4-5 years	After 5 years

Operating Leases	1,104	199	713	192	—
Finance Leases	782	767	15	—	—
Other Expenditure Commitments	4,163	3,556	607	—	—

Total Contractual Cash Obligations	6,049	4,522	1,335	192	—

Off-Balance Sheet Arrangements
The Company does not have any off-balance sheet arrangements.
Research and Development
Major advances were made during the year on the Group’s clinical development program.
Phenoxodiol
The Group’s lead anti-cancer drug, phenoxodiol, continued its clinical development program through its 86.9% owned subsidiary company Marshall Edwards, Inc. Phenoxodiol is currently being evaluated for safety and effectiveness in phase II clinical trials for the treatment of prostate cancer, ovarian cancer, squamous cell carcinomas (SCC) of the cervix, vagina and vulva and renal cancer. Phenoxodiol is an investigational drug, and has not been approved for marketing.
During 2005, Marshall Edwards, Inc. made significant progress in the clinical development of phenoxodiol including:
•	In May 2005, Marshall Edwards, Inc. announced preliminary results from an open label combination therapy trial for patients with late stage refractory ovarian cancer being conducted at Yale New Haven Hospital in the United States and the Royal Women’s Hospital in Australia. These preliminary results revealed that 33% (12/36) of patients who were on combination therapy that included phenoxodiol experienced a complete or partial response.

•	In January 2005, Marshall Edwards, Inc. announced that it had appointed a global research organization to manage our planned “pivotal” Phase III multinational ovarian cancer study. The trial will be known as the Ovature trial. Marshall Edwards, Inc. is discussing trial design with the U.S. Food and Drug Administration (FDA) to develop a trial protocol that is intended to support marketing approval of phenoxodiol, including the number of treatment arms to be included and the number of patients required to be tested in each arm of the trial.

•	In November 2004, Marshall Edwards, Inc. announced that the FDA granted phenoxodiol Fast Track status for its intended use as a chemo-sensitizing agent in patients with recurrent late stage ovarian cancer. In January 2005, Marshall Edwards, Inc. announced that the FDA granted phenoxodiol Fast Track status for its intended use in patients with hormone-refractory prostate cancer. Under the FDA Modernization Act of 1997, designation as a Fast Track product means that phenoxodiol is eligible for certain programs, including accelerated approval for marketing.
The Company spent A$10.2 million on gross R&D expenditure during fiscal 2005. The Company spent A$8.3 million on gross R&D expenditure in fiscal 2004.
Due to the nature and uncertainty of the R&D projects being undertaken by the Company, it is not possible to reasonably estimate the cost and timing of project completion. The costs of R&D projects are not estimated on a project by project basis and to analyse costs between projects could only be performed on an arbitrary and subjective basis.

The progress on research and development projects and expenses is monitored and controlled in a number of ways:
•	All third party research and development including the conduct of clinical trials are carried out under contract. The contract details include project milestones and expenditure budgets. Senior Novogen research and development staff monitor the projects to ensure that milestones are achieved in a timely manner.

•	In-house research and development is managed by the Research and Development Director and senior research and development staff. Budgets are prepared annually and agreed by the Novogen Board. Expenses are monitored monthly, actual versus budget by expense line and in total.
Trend Information
Sales of the Company’s dietary supplements increased in fiscal 2005 compared to fiscal 2004. Sales levels of our consumer products have started to benefit from our targeted promotional programs with sales increasing in Australasia and Europe. We have also made a significant impact on sales levels in the North American market with sales declining by 3%, slowing the rate of the prior year. We expect the market for menopause products to continue to be affected by the safety and efficacy of HRT and natural alternatives debate. Also it will take some time for confidence to return to the global market. The Company will continue to position its products as the most clinically trialled natural alternatives in the menopause market. Sales revenues are starting to increase in response to focused marketing initiatives, increased sales representation to pharmacies, and extended distribution.
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

Item 6. Directors, Senior Management and Employees.
The names of the Company’s Directors during the fiscal year and up to the date of this report are as follows:
Mr. P. A. Johnston (Non-executive Chairman)
Mr. C. Naughton (Managing Director)
Professor G. E. Kelly (Executive Director) (resigned September 2, 2005)
Mr. P. B. Simpson
Professor P. J. Nestel AO
Dr. L. C. Read
Mr. G. Leppinus (appointed February 24, 2005)
All Directors were in office from the beginning of the financial year until the date of this report, unless otherwise stated.
Information on Directors
Philip A. Johnston Non-Executive Chairman
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
During the last three years Mr. Johnston has served as a director of the ASX listed company, Lipa Pharmaceuticals Limited and as a director for the NASDAQ listed, Novogen subsidiary, Marshall Edwards, Inc. In September 2005, Mr. Johnston was appointed a director of the Company’s subsidiary Glycotex, Inc.
Christopher Naughton Managing Director
BEc, LLB
Managing Director since March 1997, Mr. Naughton joined Novogen in 1996 as Commercial Director. Mr. Naughton has degrees in Economics from the ANU and in Law from the UNSW. He has completed the Program for Management Development at the Harvard Business School, and is an Attorney in New South Wales. After working in merchant banking, he has spent the last 20 years in the pharmaceutical industry, including appointments as a Director of Wellcome Australia Limited and in worldwide business development with The Wellcome Foundation Limited in the UK.
During the last three years Mr. Naughton has served as CEO and director for the NASDAQ listed, Novogen subsidiary, Marshall Edwards, Inc. Mr. Naughton has been a director of the Company’s subsidiary, Glycotex, Inc. from 1999 and was appointed Chairman in September 2005.

Professor Graham E. Kelly Executive Director
BSc(Vet), BVSc, PhD
Executive Director since 1994, Professor Kelly is founder and was the first Managing Director of Novogen Limited. Professor Kelly was Chairman of the Novogen Group until 31 December 2000, a position he had held since March 1997. He has spent nearly 30 years in medical research involving drug development, immunology, surgery and cancer. Professor Kelly was Senior Research Fellow in Experimental Surgery in the Faculty of Medicine at the University of Sydney and was appointed an Adjunct Professor of the University in May 2004. He developed the ß-1, 3-Glucan and Isoflavone intellectual property now owned by the Novogen Group. Professor Kelly resigned from the board of Novogen Limited on September 2 ,2005 in order to focus on the development and expansion of Novogen U.S. subsidiary companies Marshall Edwards, inc and Glycotex, Inc.
During the last three years Professor Kelly has served as Chairman and director for the NASDAQ listed, Novogen subsidiary, Marshall Edwards, Inc. In September 2005, Professor Kelly was appointed Director and CEO of Glycotex, Inc.
Professor Paul J. Nestel Non-Executive Director
AO MD, FTSE, FRACP, FAHA, FCSANZ
Professor Nestel is currently a Senior Principal Research Fellow and Head of the Cardiovascular Nutrition Laboratory at the Baker Medical Research Institute, Victoria. Professor Nestel is also a Consultant Physician at the Alfred Hospital, Melbourne. He is president of the International Life Sciences Institute (Australasia) and is a member of the board of directors of ILSI South East Asia. He was formally Clinical Professor in Medicine, The Flinders University of South Australia. Professor Nestel has been and remains a member of many national and international committees for research and policy on cardiovascular disease. He has published over 400 scientific and medical papers and is a Fellow of the Australian Academy of Technological Sciences and Engineering, a Fellow of the American Heart Association and a Fellow of the Cardiac Society of Australia and New Zealand. Professor Nestel is an Officer of the Order of Australia.
During the last three years Professor Nestel has served as a director for the NASDAQ listed, Novogen subsidiary, Marshall Edwards, Inc.
Peter B. Simpson Non-Executive Director
MPharm, PhC
Non-Executive Director since 1994, Mr. Simpson has extensive experience in the development of pharmaceutical products for international markets. He was Research and Development Manager with David Bull Laboratories for 8 years prior to being appointed Chief Executive Officer of Biota Holdings Limited in 1987. At Biota he oversaw the research and development of an effective cure for influenza and the licensing of that discovery to Glaxo Limited. Mr. Simpson is currently associated with a wide range of biotechnology and pharmaceutical interests, predominately associated with the conduct of late stage clinical studies and the commercialisation of Australian biomedical discoveries.
During the last three years Mr. Simpson has served as a director for the ASX listed company Norwood Abbey Limited (October 1999 to November 2002).

Dr. Leanna C. Read Non-Executive Director
BAgSc (Hons), PhD, FTSE
Dr. Read was appointed Non-Executive Director in September 2003. Dr Read is founder and Managing Director of TGR BioSciences Pty Ltd, an early-stage biotech company that discovers novel bioactives by high-throughput screening. She has 15 years of experience in leading and managing commercially-related research organisations, including the CRC for Tissue Growth and Repair, and the Child Health Research Institute. Dr. Read holds a professorial appointment at Flinders University and has published over 90 scientific papers. Board appointments currently include the Prime Minister’s Science and Engineering Council and the Australian Proteome Analysis Facility Inc. Dr. Read was a member of the Industry Research and Development Board for six years until 2002 and chaired its Biological Committee. She is a Fellow of the Australian Academy of Technological Sciences and Engineering and has been awarded the inaugural Biotechnology Industry Service Award.
Geoffrey M. Leppinus Non-Executive Director
BEc FCA
Non-executive Director since February 2005, Mr. Leppinus was, until July 2002, a Senior Audit and Advisory partner of KPMG with over 30 years experience in professional accounting and auditing. At KPMG he was responsible for the audit of a number of large public companies and the Australian subsidiaries of U.S. listed public corporations. Mr. Leppinus has experience in the assessment of systems of internal control over financial reporting and the financial reporting requirements applicable to listed public companies. He has also had a wide range of experience in conducting due diligence for business acquisitions. Mr. Leppinus has served as a member of the Australian Auditing Standards Board and member of the State Council of the Institute of Chartered Accountants in Australia.
Executive Officers’ profiles
Professor Alan J. Husband — Research Director
BScAgr, PhD, DSc, FASM
Professor Husband is recognized internationally for his research in the areas of immunology and pathology in veterinary and medical sciences. In 1998, Professor Husband was awarded the Pfizer International Distinguished Immunologist Award by the Veterinary Immunology Committee of the International Union of Immunological Societies ,Professor Husband has published several books and over 200 scientific articles and is a member of the editorial boards of several international scientific journals. Professor Husband has been with the Company since October 1996.
David R. Seaton — Chief Financial Officer
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
In September 2005, Mr. Seaton was appointed a director of Glycotex, Inc.
Warren Lancaster — Vice President Commercial and Corporate Development
BSc, MBA
A graduate in physics as well as holding an MBA from the Australian Graduate School of Management (Sydney), Mr. Lancaster worked as a business strategy and management consultant with an Australian consulting firm before joining the Company in March 1997, specifically to assume the role of Vice President- North America.
Bryan Palmer — Operations General Manager
Mr. Palmer joined Novogen in 1993. Since that time he has held a number of senior management positions within the Company. He completed the Program for Management Development at the Harvard Business School in 2001.
Craig Kearney — General Manager Consumer Business
BMS Waikato.
Craig Kearney joined Novogen in December 2001 as the General Manager of the Consumer Business. He has a Bachelor of Management Studies from Waikato University in New Zealand and has subsequently completed managerial development programmes at London School of Business and Duke University in the U.S. He has worked 18 years in the Over The Counter (OTC) consumer pharmaceutical category including 10 years for Wellcome New Zealand and Wellcome Australia, 6 years for Parke Davis/Warner Lambert Australia and prior to Novogen he worked for Pfizer Australia. He held senior sales, marketing and business management roles for all three companies.
Ronald L. Erratt — Company Secretary
FINA
Mr. Erratt has been the Company Secretary of Novogen Limited since it floated on the Australian Stock Exchange in 1994. He is also the Company Secretary for all the wholly owned subsidiaries of Novogen. Mr. Erratt has over 30 years experience in accounting and commercial roles. Prior to joining Novogen he was the Director of Superannuation Fund Administration at Towers Perrin, an international firm of Actuaries and Management Consultants.

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
Details of the nature and amount of each element of the emolument of each Director of Novogen Limited and the five Executive Officers included in the Company’s senior management are as follows:
Compensation of Directors of Novogen Limited July 1, 2004 — June 30, 2005

	Annual emoluments			Long term emoluments					Total
				Termination
		Committee		& similar	Options granted			Super-
	Base fee	fee	Other	payments		Amortised cost	Remuneration	annuation
	$	$	$	$	Number	$	%	$	$
PA Johnston	90,588	14,000	—	—	—	136	0.12%	9,412	114,136
C Naughton	507,724	—	53,643	—	—	—	—	45,696	607,063
GE Kelly	334,314	—	29,981	—	—	—	—	30,088	394,383
PJ Nestel AO	70,000	12,000	—	—	—	—	—	—	82,000
LC Read	36,368	4,000	—	—	—	—	—	3,632	44,000
PB Simpson	35,376	16,000	—	—	—	136	0.24%	4,624	56,136
G Leppinus *	15,160	1,660	—	—	—	—	—	1,513	18,333

	1,089,530	47,660	83,624	—	—	272	—	94,965	1,316,051

*	appointed February 24, 2005
Novogen’s Constitution provides that the directors who are not executive officers shall be paid an ordinary remuneration which may not exceed the maximum amount fixed by the shareholders of the Company in general meetings from time to time. Directors fees are higher for the role of Company Chairman.
Mr. Johnston and Professor Nestel are also directors of Marshall Edwards, Inc and receive remuneration in the form of directors fees of A$30,000 per annum. These amounts have been included in the above table.
No Director has received or become entitled to receive, during or since the end of the fiscal year, a benefit because of a contract made by Novogen Limited, a controlled entity, or a related body corporate with a Director, a firm of which a Director is a member or an entity in which a Director has a substantial financial interest.

Compensation of the Executive Officers of the Company and the consolidated entity July 1, 2004 — June 30, 2005.

	Annual emoluments		Long term emoluments
			Termination
			& similar	Options granted			Super-
	Base fee	Other	payments		Amortised cost	Remuneration	annuation	Total
	$	$	$	Number	$	%	$	$

AJ Husband	286,818	51,155	—	22,592	40,940	10.12%	25,814	404,727
DR Seaton	298,526	20,085	—	22,592	41,031	10.62%	26,867	386,509
WJ Lancaster (USA)	186,822	6,197	—	10,224	21,595	9.21%	19,915	234,529
BM Palmer	142,942	33,594	—	12,392	23,366	10.98%	12,865	212,767
CD Kearney	164,376	22,951	—	12,088	21,417	9.58%	14,794	223,538
RL Erratt	152,026	20,157	—	12,264	23,774	11.34%	13,682	209,639

	1,231,510	154,139	—	92,152	172,123		113,937	1,671,709

The terms ‘Director’ and ‘Officer’ have been treated as mutually exclusive for the purposes of this disclosure. Executive director’s remuneration has been disclosed under Directors remuneration. Executive Officers are those directly accountable and responsible for the operational management and strategic direction of the Company and include the Company Secretary.
Arrangements and Relationships
There are no arrangements (other than standard employment remuneration arrangements) by which any Director or Executive Officer was appointed to his position. There are no family relationships between any of the Directors or Executive Officers.
Pension Benefits
The Company has paid A$597,000 during fiscal 2005 for employee superannuation benefits and pension benefits.

Board Practices

Novogen Board of Directors
		Year First	Current Term
Name	Postion Held	Appointed	Expires
P A Johnston	Chairman	1997	October-2006
C Naughton	Managing Director	1997	—
*G E Kelly	Executive Director	1994	October-2005
P B Simpson	Director	1994	October-2006
P J Nestel	Director	2001	October-2006
L C Read	Director	2003	October-2008
G M Leppinus	Director	2005	October-2008

*	Professor Kelly resigned from the board of Novogen Limited on September 2, 2005.
Term of Directors
The term for each director (excluding the Managing Director) is three years at which time that director retires from office and offers himself/herself for re-election at the next annual general meeting. For more information about the term and details of the Managing Director’s term refer to the Employment contract attached.
Mr. Geoffrey Leppinus was appointed to the board on February 24, 2005.
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
From September 2, 2005 the Board comprises six Directors of whom five are non-executive Directors. In addition the Board has established the following Committees — Audit, Remuneration, and Capital Works Committees.
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
The committee also provides the board with additional assurance regarding the reliability of financial information for inclusion in the financial reports. All members of the audit committee are independent non-executive directors. The members of the audit committee during the year were Geoffrey Leppinus (Chairman), Peter Simpson, Paul Nestel AO, Philip Johnston and Leanna Read.
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
Executive Directors’ Employment Contracts
It is the Remuneration Committee policy that employment agreements are entered into with the Chief Executive Officer, the Executive Director, and each of the specified Executives except for the VP Commercial and Corporate Development. The contract term for the CEO is five years with a six months notice period. The contracts for service between the Company and Executive Director and the specified Executives are for terms of three years with a notice period of six months. In the event of the Company terminating the employment under the terms of the contract the Company shall pay the pro-rata balance of the unexpired contract term plus an additional amount of one and one half times the then current annual remuneration of the employee.

Employees
The Company employed 74 people at June 30, 2005 as follows (June 30, 2004 : 66 people June 30, 2003 : 61).
Category of Activity

	Number of People
	2005	2004	2003

Research and Development	23	19	18
Production	21	21	14
Sales and Marketing	18	12	17
Finance and Administration	12	14	12

Total	74	66	61

Geographic Location

	Number of People
	2005	2004	2003

Australasia	65	54	47
North America	8	11	13
Europe	1	1	1

Total	74	66	61

Share Ownership
Directors’ holdings of shares and options in the Company
The table below shows the number of ordinary shares and options to purchase ordinary shares held directly or indirectly by the Directors of the Company as of October 31, 2005.

	Ordinary	%		Options
	Shares Fully	Total Shares	Number	Exercise	Expiry
	Paid	on Issue	Outstanding	Price	Date
G.E Kelly	8,209,152	8.5	—	—	—
C Naughton	633,511	0.7	—	—	—
P A Johnston	48,594	—	—	—	—
P B Simpson	500	—	—	—	—
P J Nestel	32,000	—	—	—	—
L C Read	2,000	—	—	—	—

The named Executive Officers own shares in the Company, and have options issued under the Novogen Limited Share Option Plan.
Shares Held

	Ordinary Shares	%
	Fully	Total Shares
	Paid	on Issue
AJ Husband	61,148	0.1

DR Seaton	—	—

WJ Lancaster (USA)	40,000	—

BM Palmer	133,702	0.1

CD Kearney	8,850	—

RL Erratt	115,356	0.1
Options Granted and held by named Executives

	Eligible
	executives	Exercise price
Total Options	participating	(A$)	Grant date	Expiry date
123,499	5	1.53	10/08/2001	10/08/2006
159,916	6	2.10	30/11/2002	30/11/2007
62,224	6	6.76	27/02/2004	27/02/2009
92,152	6	4.90	16/03/2005	16/03/2010
Employee Share Option Plan
The Employee Share Option Plan provides for the issue of options to eligible employees being either an employee or Director of the Company or an associated company. Each option entitles its holder to acquire one fully paid ordinary share and is exercisable at a price equal to the average price of such shares at the close of trading on the Australian Stock Exchange for the five days prior to the date of issue. Options are not transferable. The option lapses if the employee ceases to be an employee during the vesting period. There are currently 47 employees eligible for this scheme.
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

Item 7. Major Shareholders and Related Party Transactions
Major Shareholders
The names of the major shareholders known to the Company are as follows at November 30, 2005.
Bende Holdings Pty Ltd — holding 6,194,638 Ordinary Shares representing 6.5% of the outstanding Ordinary Shares. Bende Holdings Pty Ltd is a company controlled by Professor Graham E. Kelly.
Oppenheimer Funds Inc — holding 13,462,783 Ordinary Shares representing 13.9% of the outstanding Ordinary Shares.
Josiah T. Austin and El Coronado Holdings, LLC — holding 5,304,035 Ordinary Shares representing 5.5% of the outstanding Ordinary Shares.
The major shareholders do not have any different voting rights than other shareholders of the Company. Josiah T. Austin and El Coronado Holdings has become a significant shareholder during the year. There have been no other significant changes to the shareholding of the known major shareholders over the last three years.
At November 30, 2005 there were 8,005,210 ADRs outstanding, representing 40,026,050 Ordinary Shares (or 41.2% of the then outstanding Ordinary Shares). At November 30, 2005 there were 40 registered holders of Novogen ADRs.

Item 8. Financial Information
Consolidated financial statements are included in “Item 18 — Financial Statements” on pages 69 through 140.
Export Sales
Export sales to third parties from Australia are not a significant portion of total sales. The details of sales by geographic region are contained in “Item 4 — “Information on the Company”.
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
American Depositary Receipts
Novogen’s Ordinary Shares trade in the U.S. in the form of ADR’s on the Nasdaq National Market. Each ADR represents five ordinary Novogen shares. The trading symbol on Nasdaq is “NVGN”. Novogen has entered into a Deposit Agreement with the Bank of New York under which the Bank of New York, acting as depositary, issues the ADRs.
The following table sets forth, for the calendar periods indicated, the high and low market quotations for Novogen’s Ordinary Shares, as quoted on the ASX, and Novogen’s ADRs, as quoted on the Nasdaq.

NOVOGEN LIMITED SHARE PRICE HISTORY

	Per Ordinary Share (A$)		Per ADR (US$)
Period	High	Low	High	Low

Year Ended

June 2001	4.62	2.02	14.25	5.35
June 2002	3.34	0.83	10.50	1.98
June 2003	5.59	1.18	19.59	3.15
June 2004	8.80	4.00	31.90	12.30
June 2005	6.25	4.15	24.35	14.85

Quarter Ended

December 2003	8.80	5.33	31.90	17.63
March 2004	7.65	4.58	29.49	17.40
June 2004	6.80	4.93	26.00	17.25

September 2004	5.60	4.15	20.00	14.85
December 2004	6.25	4.54	24.35	17.44
March 2005	5.76	4.65	22.94	18.15
June 2005	5.98	4.35	23.55	17.01

September 2005	5.22	4.46	20.18	17.68

Month Ended

June 2005	5.98	4.65	23.55	18.05
July 2005	5.22	4.70	19.90	18.00
August 2005	5.20	4.71	20.18	17.85
September 2005	5.07	4.46	19.59	17.68
October 2005	5.02	4.66	19.10	17.20
November 2005	6.00	4.85	22.08	17.76

Item 10. Additional Information praveen
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
Exchange Controls
Australia has largely abolished exchange controls on investment transactions. The Australian dollar is freely convertible into U.S. dollars. In addition, (other than as specified under “taxation” below and certain restrictions imposed under Australian law in relation to dealings with the assets of and transactions with, designated countries, entities and persons specified by the Reserve Bank of Australia from time to time, including, persons connected with terrorism) there are currently no specific rules or limitations regarding the export from Australia of profits, dividends, capital, or similar funds belonging to foreign investors, except that certain payments to non-residents must be reported to the Australian Transaction Reports and Analysis Centre, which monitors such transactions. However, as mentioned above, the Reserve Bank of Australia does retain discretion to prevent foreign exchange dealings in certain circumstances under the Australian Banking (Foreign Exchange) Regulations 1959.
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

If a foreign person holds more than 15% of the shares of Novogen or if the level of aggregate foreign ownership of Novogen exceeds 40% at any time, Novogen would be considered a foreign person under the Foreign Takeovers Act. In such event, Novogen would be required to obtain the approval of the Treasurer for Novogen, together with its associates, to acquire: (i) more than 15% of an Australian company or business with assets totaling over A$50 million; or (ii) any direct or indirect ownership interest in Australian urban land. However, since the introduction of the Free Trade Agreement between the U.S. and Australia, proposals by U.S. entities for investment in non-sensitive sectors do not require notification to the Treasurer or the Treasurer’s approval unless the amount to be invested or the value of the target Australian company or business exceeds A$800 million.
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
Taxation
The following discussion is a summary of the Australian taxes generally applicable to U.S. Holders of ADRs. For the purposes of this discussion, “U.S. Holder” means a beneficial owner of ADRs who:
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
In accordance with the Treaty, dividends derived by a non-resident of Australia who is a resident of the U.S. for the purposes of Treaty may be taxed on those dividends in Australia, but such withholding tax is limited to 15% of the gross amount of dividends unless the dividend is derived by a non-resident who has or is deemed to have a permanent establishment in Australia. In this case, the non-resident may be taxed at the rate applicable to them. Some U.S. residents may be entitled to a withholding rate of 5% if they hold at least 10% of the voting power of the Australian company.
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
Australian capital gains tax (CGT) is payable by non-residents on gains made on the disposal of assets which have the necessary connection with Australia. There is currently a proposal to remove most shares from this category, but the legislation implementing this proposal has not been introduced into parliament.
Non-residents of Australia who do not hold and have not at any time in the five years preceding the date of disposal held (for their own account or together or together with associates) 10% or more of the issued share capital of a listed public Australian company are not liable for CGT on the disposal of shares or ADRs of such a company as such assets will not have the “necessary connection” with Australia.
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

Item 11. Quantitative and Qualitative Disclosures About Market Risk.
Interest Rate Risk
The Company has cash reserves and places funds on deposit with financial institutions for periods generally not exceeding three months.
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
Foreign Currency Risk
The Company conducts a portion of its business in various foreign currencies, primarily in the U.S. and the UK. As of June 30, 2005, the Company had not established a foreign currency hedging program. The Company has mitigated and will continue to mitigate a portion of its currency exposure through international sales, marketing and support operations in which all costs are local currency based. Net foreign currency losses in fiscal year 2005 were A$325,000 compared with net foreign currency losses of A$137,000 in fiscal year 2004.
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
Item 14. Material Modifications to the Rights of Security Holders and the Use of Proceeds
This item is not applicable.
Item 15. Controls and Procedures
Evaluation of Disclosure Controls and Procedures
At the end of the period covered by this report, the Company’s management, with the participation of the Company’s Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended). Based on that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures were not designed nor were functioning effectively to provide reasonable assurance that the information required to be disclosed by the Company in reports filed under the Securities Exchange Act of 1934 was recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms. The identified weakness in internal control over financial reporting and in disclosure controls is described below under the heading “Changes in Internal Controls”.
Changes in Internal Controls
In 2004, the Company determined that the personnel and management who perform the accounting and financial reporting functions are not sufficiently expert in U.S. GAAP and the requirements of the SEC and the Public Company Accounting Oversight Board and that this lack of expertise represents a material weakness in the operation of the Company’s internal control over financial reporting.
In addition, the Company’s system of financial reporting was not designed to prepare financial statements in accordance with U.S. GAAP and that the system of internal control, in particular the processes to review and analyze elements of the financial statement close process and prepare consolidated financial statements in accordance with U.S. GAAP, has not reduced to a relatively low level the risk that errors in amounts that would be material in relation to those financial statements may occur and may not be detected within a timely period by management in the normal course of business.

The Company has developed a plan that is designed to ensure that the preparation of our consolidated financial statements, including the processes to review and analyze elements of our financial statement close process, is in accordance with U.S. GAAP and that relevant information about U.S. GAAP, SEC financial reporting requirements, and the requirements of the Public Company Accounting Oversight Board is available to those persons involved in the process by which our financial statements are prepared. Specifically the plan provides for additional resources and further training of the Novogen accounting team including:
1)	the employment of additional accounting staff which will enable senior finance staff responsible for the preparation of U.S. GAAP financial reports to spend more time dealing with U.S. GAAP reporting issues;

2)	increasing the level of attendance at targeted U.S. GAAP and SEC reporting courses by senior finance staff responsible for the preparation of U.S. GAAP financial reports and SEC disclosure; and

3)	subscribing to additional information networks that provide publications and updates of SEC and U.S. GAAP releases and rule changes and of information about the requirements of the Public Company Accounting Oversight Board.
Progress on the implementation of Novogen’s plan to address the material weakness.
During the period covered by the report, the Company has made significant progress in implementing its plan to address the identified material weakness.
The Company has already recruited an additional degree qualified accountant, enabling senior finance staff responsible for the preparation of U.S. GAAP financial reports to spend more time dealing with U.S GAAP reporting issues. Additionally, senior finance staff have completed training courses including the SEC Institute’s SEC Reporting Conference, the SEC Institute’s Workshop on Implementing SOX404 Internal Control Reporting and will continue to evaluate the merits of additional courses as they become available. The Company has already begun to receive additional publications and updates of SEC, U.S. GAAP and Public Company Accounting Oversight Board requirements and will continue to review the adequacy of this additional information to determine whether additional resources are required.
Until the Company is satisfied that it has addressed the need for sufficient expertise in preparing financial statements required in filing under the securities law it will seek to mitigate this weakness by conferring with its outside accounting advisors with respect to the technical requirements applicable to the financial statements.
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

Item 16. Reserved
Item 16A. Audit Committee Financial Expert
The Board of Directors has determined that Mr. Geoffrey Leppinus, appointed during the year as a non-executive Director and member of the audit committee, qualifies as an “audit committee financial expert” as that term is defined in Item 16A of Form
20-F. Mr. Geoffrey Leppinus meets the independence requirements of the Nasdaq National Market and SEC rules and regulations.
Item 16B. Code of Ethics
The company has adopted a code of ethics that applies to all its employees, officers and directors, including its Chief Executive Officer, its Chief Financial Officer and persons performing similar functions. A copy of the code of ethics is posted in the “About Novogen — Corporate Governance” section of the Novogen Limited website, and may be viewed at http://www.novogen.com. If the Company makes any substantive amendment, to the Code of Ethics or grant any waiver, including an implicit waiver, from a provision of the Code of Ethics to directors or executive officers, it will disclose the nature of such amendment or waiver on the Company’s website.
Item 16C. Principal Accounting Fees and Services
BDO has audited the Company’s annual financial statements acting as the independent registered public accountant for the fiscal year ended June 30, 2005. For the fiscal year ended June 30, 2004 the Company’s annual financial statements were audited by Ernst and Young, acting as the independent registered public accountant.
The two charts below set forth the total fees for services performed by BDO and Ernst & Young respectively in 2005 and 2004 and breaks down these amounts by the category of service.

BDO	2004	2005
	A$’000	A$’000
Audit fees	—	245.0
Audit related fees	—	—
Tax fees	—	10.0
Other Fees	—	5.0

Total fees	—	260.0

Ernst & Young	2004	2005
	A$’000	A$’000
Audit fees	431.2	35.0
Audit related fees	106.6	3.0
Tax fees	33.3	—
Other Fees	—	5.0

Total fees	571.1	43.0

Audit fees
The audit fees include the aggregate fees billed in each of 2005 and 2004 for professional services rendered for the audit of the Company’s annual financial statements and for related services that are reasonably related to the performance of the audit or services that are normally provided by the auditor in connection with regulatory filings of engagements for those financial years (including review of the 20-F, consents and other services related to SEC matters).
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
All Other Fees
Other fees incurred by the Company in fiscal year 2005 relate to the costs associated with regulatory compliance and other general matters.
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
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.
This item is not applicable.

PART III
Item 17. Financial Statements
Not Applicable
Item 18. Financial Statements
The financial statements filed as part of this Annual Report are included on pages 69 through 140 hereof.
Item 19. Exhibits
          (a) Exhibits

Exhibit No.	Exhibit Description

1.1	Constitution of Novogen Limited (formerly known as the Memorandum of Association and Articles of Association). (1)

2.1	Deposit Agreement, dated as of February 23, 1998, among Novogen Limited, the Bank of New York, as Depositary, and owners and holders from time to time of ADRs issued thereunder. (2)

4.1	Employment Contract between the Company and Mr. C. Naughton dated June 25, 2003. (4)

4.2	Employment Contract between the Company and Professor Alan Husband dated April 30, 2003. (4)

4.3	Employment Contract between the Company and Dr G. E. Kelly dated June 25, 2003. (4)

4.4	Lease between Kendall Glen Pty Limited (Lessor) and Novogen Laboratories Pty Ltd for the Company’s corporate headquarters at 140 Wicks Road, North Ryde, New South Wales. (3)

4.5	Employment Contract between the Company and Bryan Palmer dated April 24, 2003. (4)

4.6	Employment Contract between the

Exhibit No.	Exhibit Description

Company and Craig Kearney dated April 30, 2003. (4)

4.7	Employment Contract between the Company and David Seaton dated April 30, 2003. (4)

4.8	Employment Contract between the Company and Ronald Erratt dated April 30, 2003. (4)

8.1	Company Subsidiaries.

12.1	Certification of Chief Executive Officer pursuant to Rule 13a — 14(a) of the Securities Exchange Act of 1934, as amended.

12.2	Certification of Chief Financial Officer a pursuant to Rule 13a — 14(a) of the Securities Exchange Act of 1934, as amended.

13.1	Certification by the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as added by Section 906 of the Sarbanes — Oxley Act of 2002.

(1)	Incorporated by reference to the Registration Statement on Form 20-F filed with the Securities and Exchange Commission on December 24, 1998 (File No. 0-29962)

(2)	Incorporated by reference to the Registration Statement on Form F-6 filed with the Securities and Exchange Commission on February 12, 1998 (File No. 333-8346)

(3)	Incorporated by reference to the Annual Report on Form20-F filed with the Securities and Exchange Commission on November 27, 2000 (File No. 0-29962)

(4)	Incorporated by reference to the Annual Report on Form 20-F filed with the Securities and Exchange Commission on January 13, 2005 (File No. 0-29962)

Chartered Accountants & Advisers	Level 19. 2 Market Street Sydney NSW 2000 GPO Box 2551 Sydney NSW 2001 Tel. +61 2 9286 5555 Fax. +61 2 9286 5599 Email: bdosyd@bdosyd.com.au www.bdo.com.au
Report of Independent Registered Public Accounting Firm
The Board of Directors
Novogen Limited
We have audited the accompanying consolidated statement of financial position of Novogen Limited as of June 30, 2005, and the related consolidated statements of financial performance, changes in contributed equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements as of June 30, 2004 and for the years ended June 30, 2004 and 2003, and Note 30 to the June 30, 2005 consolidated financial statements were audited by other auditors whose report dated December 20, 2004 expressed an unqualified opinion on those statements except for Note 30, as to which their unqualified opinion is dated December 23, 2005. Our opinion on the statements of financial performance, changes in contributed equity, and cash flows for the year ended June 30, 2005, insofar as it relates to amounts for prior periods through June 30, 2004. is based solely on the report of other auditors.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit and the report of other auditors provide a reasonable basis for our opinion.
In our opinion, based on our audit and the report of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Novogen Limited at June 30, 2005, and the consolidated results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.
Accounting principles generally accepted in Australia vary in certain significant respects from U.S. generally accepted accounting principles. Information relating to the nature and effect of such differences is presented in Note 29 to the consolidated financial statements.
BDO
Sydney., NSW, Australia
December 23, 2005

Liability limited by the Accountants
Scheme, approved under the
Professional Standards Acts 1994 (NSW)
BDO is a national association of separate
partnership and entities

Report of Independent Registered Public Accounting Firm
The Board of Directors and Shareholders of Novogen Limited
We have audited the accompanying consolidated statement of financial position of Novogen Limited as of June 30, 2004, and the related consolidated statement of financial performance, changes in contributed equity and cash flows for each of the two years in the period ended June 30. 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Novogen Limited at June 30, 2004. and the consolidated results of its operations and its cash flows for each of the two years in the period ended June 30, 2004, in conformity with accounting principles generally accepted in Australia.
Accounting principles generally accepted in Australia vary in certain significant respects from U.S. generally accepted accounting principles.
Information relating to the nature and effect of such differences is presented in Note 29 to the consolidated financial statements.
As described in Note 30, the Company has restated its consolidated financial statements as of and for the year ended June 30, 2004.
Ernst & Young
Sydney, Australia
December 20, 2004,
except for Note 30, as to which the date is
December 23, 2005

Directors’ Declaration
In accordance with a resolution of the Directors of Novogen Limited, I state that:
1.	In the opinion of the Directors:
a)	the financial statements and notes of the Company and of the consolidated entity are in accordance with the Corporations Act 2001, including:
i)	giving a true and fair view of the Company’s and consolidated entity’s financial position as at June 30, 2005 and of their performance for the year ended on that date; and

ii)	complying with Accounting Standards and Corporations Regulations 2001; and
b)	there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.
2.	This declaration has been made after receiving the declarations required to be made to the directors in accordance with section 295A of the Corporations Act 2001 for the financial period ending June 30 2005.
3.	In the opinion of the Directors, as at the date of this declaration, there are reasonable grounds to believe that the members of the Closed Group identified in Note 9, will be able to meet any obligations or liabilities to which they are or may become subject to, by virtue of the Deed of Cross Guarantee.
On behalf of the Board,
Christopher Naughton
Managing Director
Sydney, 23 December, 2005

Novogen Limited, Consolidated Financial Statements
STATEMENT OF FINANCIAL PERFORMANCE
Year ended June 30, 2005

	Notes		2005	2004	2003	2005
			A$’000	A$’000	A$’000	US$’000
Revenue

Sales Revenue			13,404	12,720	19,630	10,211
Other Revenue	2		4,274	3,726	4,626	3,256

Total Revenue			17,678	16,446	24,256	13,467

Costs and Expenses

Cost of Goods Sold			(4,666)	(4,753)	(7,191)	(3,555)
Research & Development			(10,217)	(8,261)	(8,274)	(7,783)
Selling and Promotions			(8,411)	(9,762)	(12,713)	(6,407)
Shipping and Handling			(444)	(382)	(468)	(338)
General and Administrative			(6,163)	(5,747)	(6,151)	(4,695)

Total Costs and Expenses			(29,901)	(28,905)	(34,797)	(22,778)

Interest Expense			(56)	(120)	(132)	(43)

Operating Loss Before Abnormal Items and Income Tax	2		(12,279)	(12,579)	(10,673)	(9,354)

Income Tax Expense	3		(2)	—	7	(2)

Net Loss			(12,281)	(12,579)	(10,666)	(9,356)

Net Loss Attributable to Outside Equity Interests			1,152	1,644	212	878

Net Loss Attributable to Members of Novogen			(11,129)	(10,935)	(10,454)	(8,478)

Net exchange difference on translation of financial statements of foreign controlled entity	15	(b)	(2,964)	1,507	(1,956)	(2,258)

TOTAL REVENUES, EXPENSES AND VALUATION ADJUSTMENTS ATTRIBUTABLE TO MEMBERS OF NOVOGEN LIMITED AND RECOGNISED DIRECTLY IN EQUITY			(2,964)	1,507	(1,956)	(2,258)

TOTAL CHANGES IN EQUITY OTHER THAN THOSE RESULTING FROM TRANSACTIONS WITH OWNERS AS OWNERS ATTRIBUTABLE TO MEMBERS OF NOVOGEN LIMITED			(14,093)	(9,428)	(12,410)	(10,736)

Basic Loss per share (cents per share)			(11.5)	(11.4)	(10.9)	(8.8)

STATEMENT OF FINANCIAL POSITION
As at 30 June, 2005

	Notes	2005	2004	2005
		A$’000	A$’000	US$’000
			Restated
CURRENT ASSETS
Cash	4	47,260	58,431	36,003
Receivables	5	3,477	2,936	2,649
Inventories	6	5,488	5,589	4,181
Other	7	821	865	625

Total current assets		57,046	67,821	43,458

NON-CURRENT ASSETS
Inventories	6	4,580	2,864	3,489
Property, plant and equipment	8	5,859	6,728	4,463

Total non-current assets		10,439	9,592	7,952

TOTAL ASSETS		67,485	77,413	51,410

CURRENT LIABILITIES
Payables	10	5,501	5,963	4,191
Interest bearing liabilities	11	750	843	571
Provisions	12	474	361	361

Total current liabilities		6,725	7,167	5,123

NON-CURRENT LIABILITIES
Interest bearing liabilities	11	15	765	11
Provisions	12	253	270	193

Total non-current liabilities		268	1,035	204

TOTAL LIABILITIES		6,993	8,202	5,327

NET ASSETS		60,492	69,211	46,083

EQUITY
Parent equity interest
Contributed equity	14	176,235	170,276	134,256
Reserves	15	(3,413)	(449)	(2,600)
Retained profits/(accumulated losses)	15	(116,069)	(104,972)	(88,421)

Total parent equity interest in equity		56,753	64,855	43,235

Total outside equity interest	16	3,739	4,356	2,848

TOTAL EQUITY		60,492	69,211	46,083

STATEMENT OF CHANGES IN CONTRIBUTED EQUITY

Issued Share Capital	Number of Fully	Amount
	Paid Ordinary Shares	A$’000
Balance June 30, 2000	84,836,262	100,276

Options converted into shares	38,513	46
Share issue — May 23,2001	10,195,000	20,900

Balance June 30, 2001	95,069,775	121,222

Options converted into shares	342,939	617
Subsidiary share issue — May 22, 2002	n/a	16,195
less outside equity interest		(785)

Balance June 30, 2002	95,412,714	137,249

Options converted into shares	199,071	421
Subsidiary share issue — May 5, 2003	n/a	553
less outside equity interest		(17)

Balance June 30, 2003	95,611,785	138,206

Options converted into shares	1,111,758	3,104
Subsidiary share issue November 30, 2003	n/a	14,035
Subsidiary share issue December 18, 2003	n/a	20,815
less outside equity interest		(5,884)

Balance June 30, 2004	96,723,543	170,276

Options converted into shares	312,119	888
Share Issue — exercise of convertible security	10,000	54
Subsidiary share issue — options converted to shares	n/a	900
Subsidiary share issue April 11, 2005	n/a	5,183
less outside equity interest	n/a	(1,012)
Elimination of share capital owned by parent company following exercise of convertible security	n/a	(54)

Balance June 30, 2005	97,045,662	176,235

STATEMENT OF CASH FLOWS
for the year ended 30 June, 2005

	Notes	2005	2004	2003	2005
		A$’000	A$’000	A$’000	US$’000
Cash flows from operating activities
Receipts from customers		13,254	14,051	19,324	10,097
Payments to suppliers and employees		(29,085)	(27,566)	(29,313)	(22,157)
Interest received		1,263	1,186	1,177	962
Interest paid		(55)	(120)	(132)	(42)
Grants received		289	1,011	632	220
Income tax paid		(2)	—	7	(2)
Royalty received		1,434	978	2,362	1,092
Goods and services tax refunded/(paid) by/(to) tax authorities		94	(79)	96	72

Net cash flows used in operating activities	20	(12,808)	(10,539)	(5,847)	(9,758)

Cash flows from investing activities
Acquisition of property, plant and equipment		(757)	(714)	(758)	(577)
Proceeds from sale of plant and equipment		—	80	35	—

Net cash flows used in investing activities		(757)	(634)	(723)	(577)

Cash flows from financing activities
Proceeds from the issue of ordinary shares		888	3,104	421	676
Proceeds from the issue of subsidiary shares		6,083	38,197	554	4,634
Payment of share issue costs		—	(3,347)	—	—
Repayment of borrowings		(843)	(679)	(845)	(642)

Net cash flows from financing activities		6,128	37,275	130	4,668

Net (decrease)/increase in cash held		(7,437)	26,102	(6,440)	(5,667)
Add opening cash brought forward		55,431	28,526	37,437	42,227
Effect of exchange rate changes on opening cash		(3,734)	1,303	(2,471)	(2,845)
Movements in secured facility		(150)	(500)	—	(114)

Closing cash carried forward	4	44,110	55,431	28,526	33,601

NOVOGEN LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
The significant accounting policies which have been adopted in the preparation of the financial report are:
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
Outside interests in the equity and results of the entities that are controlled are shown as a separate item in the consolidated financial report.
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
Translation of financial reports of overseas operations
All foreign controlled entities, with the exception of Marshall Edwards, Inc. and Glycotex Inc., are deemed to be fully integrated with the Company as they are not financially or operationally independent of Novogen Limited. The financial reports of overseas operations are, therefore, translated using the temporal method, with resulting losses or gains taken to the statement of financial performance.
Marshall Edwards, Inc. and Glycotex Inc., are deemed to be self sustaining as they are financially and operationally independent of Novogen Limited. The financial report of Marshall Edwards, Inc. and Glycotex Inc., are translated using the current rate method, and any exchange differences are taken directly to the foreign currency translation reserve.
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
Inventories
Inventories are measured at the lower of cost and net realisable value.
Costs incurred in bringing each product to its present location and condition are accounted for as follows:
•	Raw materials — purchase cost on a first-in-first-out basis; and

•	Finished goods and work-in-progress — cost of direct material, direct labour and a proportion of manufacturing overheads based on normal operating capacity.
Inventories not expected to be sold within the next 12 months are classified as non-current.
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

Major depreciation periods are:
Buildings	8-20 years (2004: 20 years)
Plant and equipment	2.5-10 years
Leasehold improvements	the lease term
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
Contingent rentals are recognised as an expense in the financial year in which they are incurred unless the contingency is assessed as probable of being met in an earlier period.
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
Intangible assets
Patents and Trademarks
Costs incurred in respect of patents and trademarks are expensed as incurred unless future recoverability is assured beyond reasonable doubt.
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
Borrowings
Finance lease liability is determined in accordance with requirements of AASB 1008 — “Leases”.
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
Sale of goods
Revenue from sale of goods is recognised when goods have been dispatched to a customer pursuant to a sales order and invoice and the associated risks have passed to the carrier or customer.
Interest
Interest revenue is recognised when control of a right to receive consideration for the investment in assets has been attained.
Grant income
Grant Income is recognised when control of a right to receive grant funds has been attained, evidenced by confirmation from the relevant government or other body.
Royalties
Royalty revenue is recognised on an accrual basis in accordance with the substance of the relevant agreement.
Taxes

Income Tax
Tax effect accounting is applied using the liability method whereby income tax is regarded as an expense and is calculated on the accounting result after allowing for permanent differences. To the extent timing differences occur between the time items are recognised in the financial statements and when items are taken into account in determining taxable income, the net related tax benefit or liability, calculated at current rates, is disclosed as a future income tax benefit or a provision for deferred income tax.
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
Diluted EPS is calculated as net profit attributable to members, adjusted for:
-	costs of servicing equity (other than dividends) and preference share dividends (if any);

-	the after tax effect of dividends and interest associated with dilutive potential ordinary shares that have been recognised as expenses; and

-	other non-discretionary changes in revenues or expenses during the period that would result from the dilution of potential ordinary shares, divided by the weighted average number of ordinary shares and dilutive potential ordinary shares adjusted for any bonus element.
Comparatives
Where necessary, comparatives have been reclassified and repositioned for consistency with current year disclosures.
Adoption of Australian equivalents to International Financial Reporting Standards
Australia is currently preparing for the introduction of International Financial Reporting Standards (IFRS) effective for the Company’s financial year commencing 1 July, 2005. This requires the production of accounting data for future comparative purposes at the beginning of the next financial year.
The economic entity’s management has assessed the significance of these changes and is preparing for their implementation. The following paragraphs set out the accounting standards considered by the Company and its assessment of potential impact on the Group’s future financial results and position.
Research and development expenditure
AASB 138: Intangible Assets requires that costs associated with research be expensed in the period in which they are incurred. In terms of current policy, research costs (which include patent costs) are expensed as incurred, unless future recoverability is assured beyond reasonable doubt to exceed those costs. AASB 138 would not allow any research costs to be capitalised. No profit impact is expected as all research costs are expensed under current accounting policies.
Income tax
Currently, the economic entity adopts the liability method of tax-effect accounting whereby the income tax expense is based on the accounting profit adjusted for any permanent differences. Timing differences are currently brought to account as either a provision for deferred income tax or future income tax benefit. Under AASB 112: Income Taxes the economic entity will be required to adopt a balance sheet approach under which temporary differences are identified for each asset and liability rather than the effects of the timing and permanent differences between taxable income and accounting profit. No impact is expected as the group is currently generating tax losses and tax benefits are not brought to account.
Share-based payments
Under AASB 2: Share-based Payments, the Company will be required to determine the fair value of options issued to employees as remuneration and recognise an expense in the Statement of Financial Performance, over the vesting period. It applies to all share-based payments issued after 7 November, 2002 which have not vested as at 1 January, 2005. The recognition of the expense will decrease the opening retained earnings on initial adoption of AASB 2 and increase share capital by the same amount. Reliable estimation of the future financial effects of this change in accounting policy is impractical as the details of the future equity based remuneration plans are not known. In addition, the inputs required to calculate the expense cannot be predicted. However, any expense will result in reduced profits/(increased losses) going forward.
Government grants
AASB 120: Accounting for Government Grants and Disclosure of Government Assistance requires grants received to be recognised as income on a systematic basis over the periods necessary to match them with the related costs which they are intended to compensate, but only where there is reasonable assurance that the consolidated entity will comply with the conditions attaching to them and the grants will be received. No material grants are currently anticipated and, therefore, no impact on the Group’s financial results or position is expected.
Effect of changes in foreign exchange rates
AASB 121 Effect of Changes in Foreign Exchange Rates prescribes the basis for selecting an entity’s functional currency and the accounting treatment for the recognition of, and subsequent measurement of, transactions denominated in foreign currency and the process of translating financial statements denominated in a foreign currency. The directors have established that the entities functional currency is Australian dollars for all 100% owned international subsidiaries. It is, therefore, unlikely that there will be a profit impact applying AASB 121.
As required by AASB 1047, the impact on this financial report had it been prepared using Australian equivalents to IFRS has been set out in Note 26.

2. (LOSS)/PROFIT FROM ORDINARY ACTIVITIES

	Consolidated
	2005	2004	2003
	$’000	$’000	$’000
(a) Revenues from operating activities
Revenue from the sale of goods	13,404	12,720	19,630

	13,404	12,720	19,630

(b) Revenues from non-operating activities
Interest — other persons/corporations	1,319	1,232	1,266
Grants received	289	1,011	632
Royalties received	1,711	978	2,362
Licence Fees	207	—	—
Revenue from the sale of assets	—	80	35
Revenue from the sale of raw materials	76	73	215
Import duty refund	—	160	—
Other revenue	672	192	116

	4,274	3,726	4,626

Total revenues from ordinary activities	17,678	16,446	24,256

(c) Expenses

Depreciation of non-current assets
Plant and equipment	966	965	861
Buildings	291	291	290
Leasehold improvements	39	51	66

Amortisation of non-current assets
Plant and equipment under lease	330	414	447
Goodwill	—	—	224

Total depreciation and amortisation expenses	1,626	1,721	1,888

Bad and doubtful debts — trade	(78)	99	52

Inventory write offs	276	979	617

Provision for employee entitlements	98	154	44

Rental expense relating to operating leases	668	683	677

Borrowing costs expensed
Interest expense on finance leases	56	120	132

Total borrowing costs expensed	56	120	132

PROFIT FROM ORDINARY ACTIVITIES
(Continued)

	Consolidated
	2005	2004	2003
	$’000	$’000	$’000
(d) Losses/(Gains)
Net loss/(gain) on disposal of property, plant and equipment	—	467	(12)

Net loss/(gain) on foreign currency	325	137	525
3. INCOME TAX

	2005	2004	2003
	$’000	$’000	$’000
(a) The prima facie tax, using tax rates applicable in the country of operation, on profit differs from the income tax provided in the financial statements as follows:

Prima facie tax (credit) on profit/(loss) from ordinary activities	(3,683)	(3,774)	(3,202)

Tax effect of permanent differences:

Foreign tax rate differentials	126	(111)	—
Non deductible depreciation and amortisation	—	—	67
Non deductible expenses	44	118	67
Research and development allowance	(411)	(271)	(261)
Sundry items	—	21	89

Income tax adjusted for permanent differences	(3,924)	(4,017)	(3,240)

New Zealand income tax	—	—	(7)
Under provision for income tax in prior years	749	—
Net current year tax losses and timing differences not brought to account/(prior year tax losses and timing differences brought to account)	3,177	4,017	3,240

Income tax expense attributable to operating loss	2	—	(7)

	Consolidated
	2005	2004	2003
	$’000	$’000	$’000
(b) Future income tax benefit not brought to account at balance date as realisation of the benefit is not regarded as virtually certain arising from:

(i) tax losses carried forward	31,462	27,691	21,371
(ii) timing differences	2,119	2,713	4,326

	33,581	30,404	25,697

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
(c) The balance of the franking account at the end of the financial year for the economic entity and the parent entity is $nil (2004: $nil; 2003: $nil).
Tax consolidation
Novogen Limited and its 100% owned subsidiaries elected to form a tax consolidation group for income tax purposes with effect from 1 July 2003. The Australian Tax Office has been formally notified of this decision. Novogen Limited as the head entity discloses all of the deferred tax asset and liabilities of the tax consolidated group (after elimination of inter-group transactions).
As the tax consolidated group continues to generate tax losses there have been no reason for the company to enter a tax funding agreement with the members of the tax consolidation group.
4. CASH

	Consolidated
	2005	2004
	$’000	$’000
Cash at bank and on hand	19,421	39,977
Deposits at call	24,689	15,454

Cash at Call	44,110	55,431

Secured Cash (Refer Note 13)	3,150	3,000

Total Cash	47,260	58,431

Short term deposits have an average maturity of 30 days and have a fixed or floating interest rate for the term of the deposit.

5. RECEIVABLES

	Consolidated
	2005	2004	2003
	$’000	$’000	$’000
Current

Trade debtors	3,291	3,274	4,517
Provision for doubtful debts	(305)	(438)	(350)

	2,986	2,836	4,167

Other debtors	491	100	271

	3,477	2,936	4,438

	Consolidated
	2005	2004	2003
	$’000	$’000	$’000
Provision for doubtful accounts:
Beginning Balance	(438)	(350)	(783)
Provisions charged to income	—	(88)	—
Amounts charged net of recovery	133	—	433

Ending Balance	(305)	(438)	(350)

Terms and conditions:
(i) trade debtors are non interest bearing and generally on 30 day terms;
(ii) other debtors are non-interest bearing and have repayment terms between 7 and 30 days.

6. INVENTORIES

	Consolidated
	2005	2004
	$’000	$’000
Current

Work in progress — at cost	2,722	4,223
Finished goods — at cost	2,766	1,406
Provision for diminution in value	—	(40)

	5,488	5,589

Non-current

Raw materials — at cost	1,333	1,020
Work in progress — at cost	3,943	2,169
Other inventory — at cost	259	294
Provision for diminution in value	(955)	(619)

	4,580	2,864

	2005	2004	2003
	$’000	$’000	$’000
Provision for diminution in value

Beginning balance	(658)	(954)	(1,680)

Increase in provision for diminution	(516)	(672)	(8)

Utilisation of provision	219	968	734

Ending balance	(955)	(658)	(954)

7. OTHER CURRENT ASSETS

	Consolidated
	2005	2004
	$’000	$’000
Prepayments	821	865

8. PROPERTY, PLANT AND EQUIPMENT

	Consolidated
	2005	2004
	$’000	$’000
Land at cost	1,572	1,572

Buildings at cost	3,459	3,459
Accumulated depreciation	(2,296)	(2,005)

	1,163	1,454

Total land and buildings (property)	2,735	3,026

Plant and equipment under lease — at cost	2,591	3,035
Accumulated amortisation	(1,624)	(1,738)

	967	1,297

Plant and equipment — at cost	8,721	8,591
Accumulated depreciation	(6,564)	(6,225)

	2,157	2,366

Leasehold improvements — at cost	—	382
Accumulated depreciation	—	(343)

	—	39

Total property, plant and equipment — at cost	16,343	17,039
Accumulated amortisation and depreciation	(10,484)	(10,311)

Total property, plant and equipment	5,859	6,728

An independent valuation of the land and buildings was undertaken by Nicholas Warden A.A.P.I. (Certified Practising Valuer, B.Bus (Land Economy) Registered Valuer No. 3445). Based on market value for the existing use as at June 30, 2003, the total value of the valuation amounted to $5.85 million which exceeded the net carrying value in the accounts.
a) Assets pledged as security
Assets under lease are pledged as security for the associated lease liabilities.
The book value of assets pledged as security are:

	Consolidated
	2005	2004
	$’000	$’000
Plant and equipment under lease	967	1,297

b) Reconciliations
Reconciliations of the carrying amounts of plant, property and equipment at the beginning and end of the current and previous financial year.

	Consolidated
	2005	2004
	$’000	$’000
Freehold land
Carrying amount at beginning	1,572	1,545
Additions	—	27

	1,572	1,572

Buildings on freehold land
Carrying amount at beginning	1,454	1,745
Additions	—	—
Depreciation expense	(291)	(291)

	1,163	1,454

Plant and equipment under lease
Carrying amount at beginning	1,297	1,746
Additions	—	—
Disposals	—	(35)
Amortisation expense	(330)	(414)

	967	1,297

Plant and equipment
Carrying amount at beginning	2,366	3,195
Additions	757	649
Disposals	—	(513)
Depreciation expense	(966)	(965)

	2,157	2,366

Leasehold improvements
Carrying amount at beginning	39	52
Additions	—	38
Depreciation expense	(39)	(51)

	—	39

9. INTERESTS IN CONTROLLED ENTITIES

			Equity		Cost of
			Holding		Novogen
					Limited’s
					Investment
Name of Entity	Country of	Class of	2005	2004	2005	2004
	Incorporation	Shares	%	%	$’000	$’000
Novogen Laboratories Pty Ltd (i)	Australia	Ordinary	100	100	400	400
Novogen Research Pty Ltd (i)	Australia	Ordinary	100	100	7,000	7,000
Phytosearch Pty Ltd	Australia	Ordinary	100	100	—	—
Phytogen Pty Ltd	Australia	Ordinary	100	100	20	20
Glycotex Pty Ltd	Australia	Ordinary	100	100	—	—

			Equity		Cost of
			Holding		Novogen
					Limited’s
					Investment
Name of Entity	Country of	Class of	2005	2004	2005	2004
	Incorporation	Shares	%	%	$’000	$’000
Norvogen Pty Ltd	Australia	Ordinary	100	100	—	—
Central Coast Properties Pty Ltd (i)	Australia	Ordinary	100	100	—	—
Novogen Inc.	USA	Ordinary	100	100	—	—
Glycotex, Inc.	USA	Ordinary	84.3	97.6	54	—
Novogen Limited (UK)	UK	Ordinary	100	100	—	—
Promensil Limited	UK	Ordinary	100	100	—	—
Novogen BV	Netherlands	Ordinary	100	100	—	—
Novogen New Zealand Limited	NZ	Ordinary	100	100	—	—
Novogen Canada Limited	Canada	Ordinary	100	100	—	—
Marshall Edwards, Inc.	USA	Ordinary	86.9	86.9	—	—
Marshall Edwards Pty Limited	Australia	Ordinary	86.9	86.9	—	—

					7,474	7,420

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

The consolidated statement of financial performance and statement of financial position of the entities which are members of the “Closed Group” are as follows:
Summarised Statement of Financial Performance
Year ended 30 June, 2005

	2005	2004
	$’000	$’000
Operating (loss)/profit before income tax	(5,076)	2,667
Income tax attributable to operating (loss)/profit	—	—

Operating (loss)/profit after income tax	(5,076)	2,667

Accumulated losses at the beginning of the financial year	(50,448)	(53,115)

Accumulated losses at the end of the financial year	(55,524)	(50,448)

Summarised Statement of Financial Position
as at 30 June, 2005

	2005	2004
	$’000	$’000
CURRENT ASSETS
Cash	15,655	21,552
Receivables	5,050	3,348
Inventories	3,249	2,839

Total current assets	23,954	27,739

NON-CURRENT ASSETS
Receivables	41,873	43,750
Inventories	4,016	2,313
Property, plant and equipment	5,767	6,660
Investments	54	—

Total non-current assets	51,710	52,723

TOTAL ASSETS	75,664	80,462

CURRENT LIABILITIES
Payables	3,419	3,333
Interest bearing liabilities	750	843
Provisions	445	334

Total current liabilities	4,614	4,510

NON-CURRENT LIABILITIES
Interest bearing liabilities	15	765
Provisions	253	270

Total non-current liabilities	268	1,035

TOTAL LIABILITIES	4,882	5,545

NET ASSETS	70,782	74,917

EQUITY
Contributed equity	126,306	125,365
Accumulated losses	(55,524)	(50,448)

TOTAL EQUITY	70,782	74,917

10. PAYABLES

	Consolidated
	2005	2004
	$’000	$’000
Current
Trade creditors	3,078	2,986
Accrued trade creditors	1,689	2,213
Accrued clinical trial payments	734	764

	5,501	5,963

Terms and conditions relating to the above payables:
- trade creditors are non interest bearing and normally settled on 30 day terms; and
- other creditors are non-interest bearing and normally settled on 30 day terms; and
- clinical trial creditors are non-interest bearing and normally settled on 30 day terms.
11. INTEREST BEARING LIABILITIES

	Consolidated
	2005	2004
	$’000	$’000
Current

Lease liabilities (secured) (Note 23b)	750	843

	750	843

Non-current

Lease liabilities (secured) (Note 23b)	15	765

	15	765

Secured lease liability — finance leases	765	1,608

Terms and conditions relating to the above financial instruments:
- finance leases have an average lease term of 4 years with the option to purchase the asset at the completion of the lease term for the residual value. The average interest rate implicit in the leases is 8.33% (2004: 8.42%). Assets under lease are pledged as security for the associated lease liability.

12. PROVISIONS

	Consolidated
	2005	2004
	$’000	$’000
Current

Employee benefits	474	361

Non-current

Employee benefits	253	270

	727	631

13. FINANCING ARRANGEMENTS

	Consolidated
	2005	2004
	$’000	$’000
(a) Financing arrangements

Unrestricted access was available at balance date to the following lines of credit

Total facilities

Lease facilities	4,000	4,000

	4,000	4,000

Used at balance date
Lease facilities	1,454	2,353

	1,454	2,353

Unused at balance date	2,546	1,647

Lease facilities	2,546	1,647

(b) Assets under lease are pledged as security for the associated lease liabilities.
(c) Novogen Limited has entered into a Deed of Set-off where it has agreed to hold a deposited sum with the bank of at least three million dollars at all times as additional security for the lease facility.

14. CONTRIBUTED EQUITY
(a) Issued and paid up capital

	Consolidated
	2005	2004
	$’000	$’000
Novogen Limited
97,045,662 (2004: 96,723,543) ordinary shares	126,306	125,364

Marshall Edwards, Inc.
56,938,000 (2004: 56,938,000) ordinary shares	44,424	44,424

Glycotex, Inc
16,644,446 (2004: 14,350,000) ordinary shares	5,505	488

	176,235	170,276

Terms and conditions of contributed equity:
Novogen Limited
Ordinary shares have the right to receive dividends as declared and, in the event of winding up the Company, to participate in the proceeds from the sale of all surplus assets in proportion to the number of and amounts paid up on shares held.
Ordinary shares entitle their holder to one vote, either in person or by proxy, at a meeting of the Company.
Movements in issued and paid up ordinary share capital of Novogen Limited are as follows:

	Number of	Issue	$’000
	shares	price
		$
On issue 1 July, 2004	96,723,543		125,364

Options converted to shares	153,120	4.00	613
Options converted to shares	104,968	1.53	161
Options converted to shares	54,031	2.10	114

Total options exercised during the period	312,119		888

New shares issued — exercise of Glycotex convertible security	10,000	5.40	54

On issue 30 June, 2005	97,045,662		126,306

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
Movements in issued and paid up ordinary share capital of Marshall Edwards, Inc., are as follows:

	Number of shares	Issue price	$’000
		$
On issue 1 July, 2004	56,938,000		44,424

On issue 30 June, 2005	56,938,000		44,424

Glycotex, Inc.
Shares of common stock have the right to receive dividends as declared and, in the event of winding up the Company, to participate in the proceeds from the sale of all surplus assets in proportion to the number of and amounts paid up on shares held.
Shares of common stock entitle their holder to one vote, either in person or by proxy, at a meeting of the Company.
During May 2003, Glycotex, Inc. raised $500,000 in an initial private placement from Australian and international investors and institutions.

The shares were issued at $1.43 each with attaching options to purchase a further two shares at an exercise price of $1.43 per share. The attaching options were exercisable prior to 5 November, 2004. Novogen also issued to these investors a convertible security enabling investors to convert their investment in Glycotex, Inc. into Novogen shares at an equivalent Novogen share price of $5.00 per share. These ordinary shares have the right to receive dividends as declared and, in the event of winding up Glycotex, Inc., to participate in the proceeds from the sale of all surplus assets in proportion to the number of and amounts paid up on shares held.
During November 2004, Glycotex, Inc. received a total of $0.9 million following the exercise of 630,000 warrants at an exercise price of $1.43 per share. The warrants were issued as part of the initial private placement made by Glycotex to fund a clinical trial of its experimental wound healing compound glucoprime. Also, Novogen issued 10,000 of its shares following the conversion of 35,000 Glycotex shares under the terms of the Novogen convertible security. Glycotex, Inc. holds a license from Novogen Limited for the development of its Glucan technology.
In April 2005, 1,664,446 shares were issued at an equivalent AUD exercise price of $3.11 per share. As a result Glycotex, Inc. raised $5,183,000.
On November 29, 2005, Glycotex, Inc. effected a one-for-seven common stock split whereby the 2,377,778 outstanding shares of common stock were split into 16,644,446 shares of common stock. All Glycotex, Inc. share and per share information has been restated to reflect this split.
Novogen now owns 84.3% of Glycotex, Inc.
Movements in issued and paid up ordinary share capital of Glycotex, Inc., are as follows:

	Number of
	shares	Issue price	$’000
		$
On issue 1 July, 2004	14,350,000		488

Options converted to shares	630,000	1.43	900
New shares issued	1,664,446	3.11	5,183
Elimination of share capital owned by parent company following exercise of convertible security			(54)
less Outside Equity Interest			(1,012)

Total shares issued during the period	2,294,446		5,017

On issue 30 June, 2005	16,644,446		5,505

(b) Particulars of options issued by Novogen Limited are as follows:
Movements during the year ended June 30, 2005

							Converted	Options
					On issue	Issued	to fully	forfeited	On issue	Exercisable
Grant		Exercise	Expiry	Original	1 July,	during the	paid	during the	30 June,	30 June,
Date		Price	Date	issue	2004	year	shares	year	2005	2005

13/03/00	(i)	$4.00	13/03/05	221,028	99,776	—	97,096	2,680	—	—
13/03/00	(ii)	$4.00	13/03/05	27,360	21,840	—	21,840	—	—	—
20/07/00	(v)	$3.5819	20/07/05	50,180	50,180	—	—	—	50,180	50,180
30/11/00	(i)	$4.00	30/11/05	238,220	134,893	—	32,372	5,832	96,689	96,689
30/11/00	(ii)	$4.00	30/11/05	7,248	3,624	—	1,812	—	1,812	1,812
27/10/00	(iv)	$4.01	27/10/05	9,384	6,256	—	—	—	6,256	6,256
10/08/01	(i)	$1.53	10/08/06	695,528	354,197	—	104,968	1,888	247,341	137,694
13/07/01	(v)	$2.05	13/07/06	101,950	101,950	—	—	—	101,950	101,950
30/11/02	(i)	$2.10	30/11/07	526,332	419,981	—	54,031	15,472	350,478	149,786
30/11/02	(ii)	$2.10	30/11/07	37,200	37,200	—	—	—	37,200	18,600
27/02/04	(i)	$6.76	27/02/09	189,536	174,064	—	—	11,780	162,284	40,571
27/02/04	(ii)	$6.76	27/02/09	6,660	6,660	—	—	—	6,660	1,665
16/03/05	(i)	$4.90	16/03/10	276,844	—	276,844	—	—	276,844	—
16/03/05	(ii)	$4.90	16/03/10	14,244	—	14,244	—	—	14,244	—

Total				2,401,714	1,410,621	291,088	312,119	37,652	1,351,938	605,203

Movements during the year ended June 30, 2004

							Converted	Options
					On issue	Issued	to fully	forfeited	On issue	Exercisable
Grant		Exercise	Expiry	Original	1 July	during the	paid	during the	30 June	30 June,
Date		Price	Date	issue	2003	year	shares	year	2004	2004

24/09/98	(iii)	$2.91	24/09/03	700,000	700,000	—	700,000	—	—	—
26/03/99	(i)	$2.84	26/03/04	217,000	79,436	—	79,436	—	—	—
26/03/99	(ii)	$2.84	26/03/04	38,572	38,572	—	38,572	—	—	—
23/06/99	(v)	$2.9460	23/06/04	20,000	20,000	—	20,000	—	—	—
23/06/99	(v)	$2.7725	23/06/04	85,000	85,000	—	85,000	—	—	—
13/03/00	(i)	$4.00	13/03/05	221,028	125,480	—	23,575	2,129	99,776	99,776
13/03/00	(ii)	$4.00	13/03/05	27,360	27,360	—	5,520	—	21,840	21,840
20/07/00	(v)	$3.5819	20/07/05	50,180	50,180	—	—	—	50,180	50,180
30/11/00	(i)	$4.00	30/11/05	238,220	159,548	—	19,252	5,403	134,893	101,170
30/11/00	(ii)	$4.00	30/11/05	7,248	7,248	—	3,624	—	3,624	2,718
27/10/00	(iv)	$4.01	27/10/05	9,384	6,256	—	—	—	6,256	4,692
10/08/01	(i)	$1.53	10/08/06	695,528	499,805	—	101,080	44,528	354,197	177,099
13/07/01	(v)	$2.05	13/07/06	101,950	101,950	—	—	—	101,950	101,950
30/11/02	(i)	$2.10	30/11/07	526,332	503,916	—	35,699	48,236	419,981	104,995
30/11/02	(ii)	$2.10	30/11/07	37,200	37,200	—	—	—	37,200	9,300
27/02/04	(i)	$6.76	27/02/09	189,536	—	189,536	—	15,472	174,064	—
27/02/04	(ii)	$6.76	27/02/09	6,660	—	6,660	—	—	6,660	—

Total				3,171,198	2,441,951	196,196	1,111,758	115,768	1,410,621	673,720

(i)	Options issued under the Employee Share Option Plan. Options vest in four equal annual instalments over the vesting period.

(ii)	Options issued to consultants. Options vest in four equal annual instalments over the vesting period.

(iii)	Options issued to the Managing Director by resolution of shareholders on 24 September, 1998.

(iv)	Option issued to Non-executive Directors by resolution of shareholders on 27 October, 2000. Options vest in four equal annual instalments over the vesting period.

(v)	Options issued to consultants Options vest twelve months after grant date.

The last trade of Novogen Limited shares on the Australian Stock Exchange on June 30, 2005 was $4.65.
Share option plans
Employee share option plan
The employee share option plan provides for the issue of options to eligible employees being an employee or Director of the Company or related company. Each option entitles its holder to acquire one fully paid ordinary share and is exercisable at a price equal to the weighted average price of such shares at the close of trading on the Australian Stock Exchange Limited for the five days prior to the date of issue. Options are not transferable. The option lapses if the employee ceases to be an employee during the vesting period. There are currently 47 employees eligible for this scheme.

Consultant options
The Company has also granted options by way of compensation to consultants who perform services for Novogen and its controlled entities.
15. ACCUMULATED LOSSES AND RESERVES
(a) Accumulated Losses

	Consolidated
	2005	2004
	$’000	$’000
Balance at the beginning of the year	(104,972)	(94,424)

Adjustment to opening retained earnings attributed to outside equity interest holders	32	387
Current year losses	(11,129)	(10,935)

Balance at the end of the year	(116,069)	(104,972)

(b) Foreign currency translation reserve

	Consolidated
	2005	2004
	$’000	$’000
(i) Nature and purpose of reserve
The foreign currency translation reserve is used to record exchange differences arising from the translation of the financial statements of self-sustaining foreign operations

(ii) Movements in reserve
Balance at beginning of year	(449)	(1,956)

(Loss)/gain on translation of overseas controlled entities	(2,964)	1,507

Balance at end of year	(3,413)	(449)

16. OUTSIDE EQUITY INTEREST

	Consolidated
	2005	2004
	$’000	$’000
Reconciliation of outside equity interest in controlled entities

Opening balance	4,356	571

Additions to outside equity interest by way of share issue
- Marshall Edwards, Inc.	—	5,496
- Glycotex, Inc.	981	—

Add Share of reserves of controlled entities
- Marshall Edwards, Inc.	(448)	(67)
- Glycotex, Inc.	2	—

Add Share of operating losses of controlled entities
- Marshall Edwards, Inc.	(1,078)	(1,639)
- Glycotex, Inc.	(74)	(5)

Closing balance	3,739	4,356

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

PRIMARY SEGMENT

	Australia/NZ			North America			Europe			Elimination			Consolidated
	2005	2004	2003	2005	2004	2003	2005	2004	2003	2005	2004	2003	2005	2004	2003
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Geographical segments

Revenue

Sales to customers outside the consolidated entity	4,646	4,022	6,228	6,240	6,357	10,658	2,518	2,341	2,744	—	—	—	13,404	12,720	19,630

Other revenues from customers outside the consolidated entity	2,879	2,327	3,360	—	166	—	76	1	—	—	—	—	2,955	2,494	3,360

Intersegment Revenues	3,144	4,043	6,457	29	43	71	—	—	—	(3,173)	(4,086)	(6,528)	—	—	—

Total segment revenue	10,669	10,392	16,045	6,269	6,566	10,729	2,594	2,342	2,744	(3,173)	(4,086)	(6,528)	16,359	15,214	22,990

Unallocated revenue — interest													1,319	1,232	1,266

Total consolidated revenue													17,678	16,446	24,256

Results

Segment net gain/(loss) on foreign currency	(5,380)	(405)	(9,230)	4,079	859	7,990	975	(591)	715	—	—	—	(326)	(137)	(525)

Segment result (loss)	(25,773)	(6,268)	(89,654)	942	(2,502)	3,146	644	(1,252)	(376)	11,964	(2,437)	76,343	(12,223)	(12,459)	(10,541)

Unallocated expenses													(56)	(120)	(132)

Consolidated entity profit/(loss) from ordinary activities before income tax													(12,279)	(12,579)	(10,673)

Income tax credit/(expense)													(2)	—	7

Net loss													(12,281)	(12,579)	(10,666)

SEGMENT INFORMATION – PRIMARY SEGMENT (Cont’d)

	Australia/NZ		North America		Europe		Elimination		Consolidated
	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Geographical segments

Assets

Segment assets	81,249	89,044	56,983	56,178	1,615	1,128	(72,362)	(68,937)	67,485	77,413

Liabilities

Segment liabilities	8,484	8,154	46,599	50,179	10,343	10,499	(58,433)	(60,630)	6,993	8,202

Other segment information

Acquisition of property plant and equipment, intangible assets and other non current assets	686	671	47	43	24	—	—	—	757	714

Depreciation	1,255	1,249	34	49	7	9	—	—	1,296	1,307

Amortisation	330	414	—	—	—	—	—	—	330	414

Non cash expenses other than depreciation and amortisation	4,317	(1,194)	151	338	30	53	(4,202)	2,035	296	1,232

Long Lived Assets	5,767	6,660	70	64	22	5	—	—	5,859	6,728
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

SEGMENT INFORMATION — SECONDARY SEGMENT

			Pharmaceutical
			research and
	Dietary supplements		development		Elimination		Consolidated
	2005	2004	2005	2004	2005	2004	2005	2004
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Segment revenue	14,703	14,189	2,975	2,257	—	—	17,678	16,446
Segment assets	35,183	47,490	35,117	38,519	(2,815)	(8,596)	67,485	77,413
Acquisition of property plant and equipment, intangible assets and other non current assets	272	401	485	313	—	—	757	714
18. DIRECTOR AND EXECUTIVE DISCLOSURES
a) Details of specified Directors and specified Executives

(i) Specified Directors
PA Johnston	Chairman (Non-executive)
C Naughton	CEO
GE Kelly	Executive Director
PJ Nestel AO	Director (Non-executive)
PB Simpson	Director (Non-executive)
LC Read	Director (Non-executive)
GM Leppinus	Director (Non-executive) appointed February 24, 2005

(ii) Specified Executives
AJ Husband	Research Director
DR Seaton	Chief Financial Officer
WJ Lancaster	VP Commercial and Corporate Development
BM Palmer	General Manager Operations
CD Kearney	General Manager Consumer Business
RL Erratt	Company Secretary
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
(ii) Remuneration of specified Directors and specified Executives

				Post
		Primary		employment	Equity	Other	Total
			Non-
			monetary	Superan-
		Salary & fees	benefits	nuation	options	Bonuses
Specified Directors
PA Johnston
	2005	104,588	—	9,412	136	—	114,136
	2004	97,706	—	8,794	668	—	107,168
C Naughton
	2005	507,724	53,643	45,696	—	—	607,063
	2004	419,016	52,865	37,711	—	—	509,592
GE Kelly
	2005	334,314	29,981	30,088	—	—	394,383
	2004	306,234	34,317	27,561	—	—	368,112
PJ Nestel AO
	2005	82,000	—	—	—	—	82,000
	2004	74,500	—	—	—	—	74,500
PB Simpson
	2005	51,376	—	4,624	136	—	56,136
	2004	44,494	—	4,006	668	—	49,168
LC Read
	2005	40,368	—	3,632	—	—	44,000
	2004	25,688	—	2,312	—	—	28,000
GM Leppinus
	2005	16,820	—	1,513	—	—	18,333
	2004	—	—	—	—	—	—
Total Remuneration: Specified Directors
	2005	1,137,190	83,624	94,965	272	—	1,316,051
	2004	967,638	87,182	80,384	1,336	—	1,136,540
Specified Executives
AJ Husband
	2005	286,818	51,155	25,814	40,940	—	404,727
	2004	234,371	53,076	20,605	40,579	—	348,631
DR Seaton
	2005	298,526	20,085	26,867	41,031	—	386,509
	2004	257,203	20,085	23,148	37,795	—	338,231
WJ Lancaster (USA)
	2005	186,822	6,197	19,915	21,595	—	234,529
	2004	209,225	6,295	18,531	22,851	—	256,902
BM Palmer
	2005	142,942	33,594	12,865	23,366	—	212,767
	2004	131,976	27,196	11,877	24,114	—	195,163
CD Kearney
	2005	164,376	22,951	14,794	21,417	—	223,538
	2004	152,880	22,951	13,759	17,210	—	206,800
RL Erratt
	2005	152,026	20,157	13,682	23,774	—	209,639
	2004	142,664	21,602	12,839	25,165	—	202,270
Total remuneration: specified Executives
	2005	1,231,510	154,139	113,937	172,123	—	1,671,709
	2004	1,128,319	151,205	100,759	167,714	—	1,547,997

c) Remuneration options: Granted and vested during the year
During the financial year options were granted as equity compensation benefits to certain specified Directors and specified Executives as disclosed below. The options were issued free of charge. Each option entitles the holder to subscribe for one fully paid ordinary share in the entity at an exercise price of $4.90. The options expire five years after grant date and vest annually in four equal instalments commencing one year after grant date.

				Terms and conditions for each grant
				Value per	Exercise	First	Last
	Vested	Granted		option at	price per	exercise	exercise
	number	number	Grant date	grant date	share	date	date
				($)	($)
Specified Directors
PA Johnston	782
PB Simpson	782

Specified Executives
AJ Husband	27,730	22,592	16/03/2005	2.96	4.90	16/03/2006	16/03/2010
DR Seaton	27,970	22,592	16/03/2005	2.96	4.90	16/03/2006	16/03/2010
WJ Lancaster (USA)	17,070	10,224	16/03/2005	2.96	4.90	16/03/2006	16/03/2010
BM Palmer	16,191	12,392	16/03/2005	2.96	4.90	16/03/2006	16/03/2010
CD Kearney	8,001	12,088	16/03/2005	2.96	4.90	16/03/2006	16/03/2010
RL Erratt	18,547	12,264	16/03/2005	2.96	4.90	16/03/2006	16/03/2010

Total	117,073	92,152

d) Shares issued on exercise of remuneration options

	Shares
	issued	Paid	Unpaid
	number	$ per share	$ per share
Specified Executives
AJ Husband	26,256	4.00	—
WJ Lancaster (USA)	51,891	2.59	—
BM Palmer	14,888	4.00	—
RL Erratt	10,328	4.00	—

Total	103,363

e) Option holding of specified Directors and specified Executives

	Balance at			Net		Vested at
	beginning of	Granted as	Options	change	Balance at	30 June,
	period	remuneration	exercised	other	end of period	2005	Not
	1 July, 2004				30 June, 2005	Total	exercisable	Exercisable
Specified Directors
PA Johnston	3,128	—	—	—	3,128	3,128	—	3,128
C Naughton	—	—	—	—	—	—	—	—
PJ Nestel AO	20,000	—	—	—	20,000	20,000	—	20,000
PB Simpson	3,128	—	—	—	3,128	3,128	—	3,128

Specified Executives
AJ Husband	137,176	22,592	(26,256)	—	133,512	70,180	—	70,180
DR Seaton	90,738	22,592	—	—	113,330	49,764	—	49,764
WJ Lancaster (USA)	77,624	10,224	(51,891)	—	35,957	1,962	—	1,962
BM Palmer	79,652	12,392	(14,888)	—	77,156	40,668	—	40,668
CD Kearney	32,004	12,088	—	—	44,092	13,954	—	13,954
RL Erratt	84,516	12,264	(10,328)	—	86,452	48,306	—	48,306

Total	527,966	92,152	(103,363)	—	516,755	251,090	—	251,090

     f) Shareholdings of specified Directors and their related parties and specified Executives and their related parties

	Balance	Granted as	On exercise	Net change	Balance
	1 July, 2004	remuneration	of options	other	30 June, 2005
	Ord	Ord	Ord	Ord	Ord
Specified Directors
PA Johnston	43,594	—	—	5,000	48,594
C Naughton	738,511	—	—	(105,000)	633,511
GE Kelly	8,503,552	—	—	(144,400)	8,359,152
PJ Nestel AO	12,000	—	—	—	12,000
PB Simpson	500	—	—	—	500
LC Read	2,000	—	—	—	2,000

Specified Executives
AJ Husband	58,892	—	26,256	(25,000)	60,148
DR Seaton	—	—	—	—	—
WJ Lancaster (USA)	44,420	—	51,891	(56,311)	40,000
BM Palmer	152,886	—	14,888	(13,048)	154,726
CD Kearney	7,850	—	—	1,000	8,850
RL Erratt	103,532	—	10,328	(10,000)	103,860

Total	9,667,737	—	103,363	(347,759)	9,423,341

All equity transactions with specified directors and specified executives other than those arising from the exercise of remuneration options have been entered into under terms and conditions no more favourable than those the entity would have adopted if dealing at arm’s length.

19. REMUNERATION OF AUDITORS

	Consolidated
	2005	2004
	$	$
Amounts received or due and receivable by BDO Australia for:
(a) an audit or review of the financial report of the entity and any other entity in the consolidated entity;	245,067	—
(b) other services in relation to the entity and any other entity in the consolidated entity.	14,500	—

	259,567	—
Amounts received or due and receivable by Ernst & Young Australia for:
(a) an audit or review of the financial report of the entity and any other entity in the consolidated entity;	34,407	220,619
(b) other services in relation to the entity and any other entity in the consolidated entity.	8,195	154,953

	42,602	375,572
Amounts received or due and receivable by related practice of Ernst & Young Australia for other services in relation to any entity in the economic group.	11,616	195,555

Amounts received or due and receivable by auditors of other subsidiaries in the economic entity for an audit/review, which are not already disclosed.	30,313	21,657

	344,098	592,784

20. STATEMENT OF CASH FLOWS

	Consolidated
	2005	2004
	$’000	$’000
(a) RECONCILIATION OF OPERATING LOSS AFTER INCOME TAX TO NET CASHFLOWS FROM OPERATIONS

Operating loss after income tax	(12,281)	(12,579)
Depreciation and amortisation	1,626	1,721
Net (gain)/loss on disposal of property, plant and equipment	—	467

Changes in assets and liabilities

(increase)/decrease in trade debtors	(17)	1,243
(increase)/decrease in prepayments	44	(277)
(increase)/decrease in other debtors	(391)	171
(increase)/decrease in inventories	(1,615)	(1,976)
increase/(decrease) in accounts payable	(462)	307
increase/(decrease) in provisions	(37)	247
exchange rate change on opening cash	325	137

Net cash outflow from operating activities	(12,808)	(10,539)

b) FINANCE LEASES
No plant and equipment was acquired during the year by means of finance leases (2004: $nil).

21. EARNINGS PER SHARE

	Consolidated
	2005	2004
	$’000	$’000
The following reflects the income and share data used in calculating basic and diluted earnings per share

Net loss	(12,281)	(12,579)

Adjustments:

Net loss attibutable to outside equity interests	1,152	1,644

Earnings used in calculating basic and diluted earnings per share	(11,129)	(10,935)

	Number of	Number of
	shares	shares
Weighted average number of ordinary shares used in calculating basic and diluted earnings per share	96,839,570	96,306,286

Basic and diluted loss per share — (cents)	(11.5)	(11.4)
Diluted earnings per share:
The notional issue of potential ordinary shares resulting from the exercise of options detailed in Note 14(a) does not result in diluted earnings per share that shows a different view of the earnings performance of the Company, therefore the information has not been disclosed.
Potential ordinary shares (non-dilutive) and not included in determining earnings per share 1,351,938 (refer Note 14(b)).
Conversions, call subscriptions or issues after June 30, 2005
There have been 190,149 conversions to, calls of, or subscriptions for ordinary shares or issues of potential ordinary shares since the reporting date and before the completion of this financial report.

22. FINANCIAL INSTRUMENTS
(a)	Interest rate risk exposures

The economic entity’s exposure to interest rate risk and the effective weighted average interest rate for each class of financial assets and liabilities is set out below.

												Weighted
		Floating		Fixed		Fixed		Non-interest				Average Rate
		Interest Rate		1 year or less		Over 1 to 5 years		bearing		Total		of Interest
		2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005
	Note	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000		2004

Financial assets
Cash	4	12,777	38,777	—	—	—	—	6,644	1,200	19,421	39,977	1.34%	1.07%
Deposits	4	2,621	3,011	25,218	15,443	—	—	—	—	27,839	18,454	4.26%	5.22%
Receivables	5	—	—	—	—	—	—	3,477	2,936	3,477	2,936	N/A	N/A

		15,398	41,788	25,218	15,443	—	—	10,121	4,136	50,737	61,367

Financial liabilities
Payables	11	—	—	—	—	—	—	5,501	5,963	5,501	5,963	N/A	N/A
Interest bearing liabilities	12	—	—	750	843	15	765	—	—	765	1,608	8.33%	8.42%

		—	—	750	843	15	765	5,501	5,963	6,266	7,571

Net financial assets/(liabilities)		15,398	41,788	24,468	14,600	(15)	(765)	4,620	(1,827)	44,471	53,796

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
Concentration of credit risk
The Company minimises concentration of credit risk in relation to trade receivables by undertaking transactions with a large number of customers.
Credit risk is managed in the following way:
(i)	payment terms are 30 days except for some customers who have 60 day terms; and

(ii)	a risk assessment process is used for all customers.

23. EXPENDITURE COMMITMENTS

	Consolidated
	2005	2004
	$’000	$’000
(a) Lease commitments *

Commitments in relation to operating leases contracted for at the reporting date but not recognised as liabilities payable:
Not later than 1 year	199	375
Later than 1 year but not later than 2 years	218	32
Later than 2 years but not later than 3 years	247	1
Later than 3 years but not later than 4 years	248	—
Later than 4 years but not later than 5 years	192	—

	1,104	408

(b) Finance leases **

Commitments in relation to finance leases are payable as follows:
Not later than 1 year	767	899
Later than 1 year but not later than 2 years	15	767
Later than 2 years but not later than 3 years	—	15

Minimum lease payments	782	1,681
Less: Future finance charges	(17)	(73)

	765	1,608

Representing lease liabilities:

Current — (Note 11)	750	843
Non-current — (Note 11)	15	765

	765	1,608

(c) Other expenditure commitments

Research and development contracts for service to be rendered:
Not later than 1 year	3,556	6,200
Later than 1 year but not later than 2 years	607	912

	4,163	7,112

*	Operating leases represent payments for property and equipment rental. Leases for property include an annual review for Consumer Price Index (“CPI”) increases.

**	Finance lease commitments have an average term of 4 years with an average interest rate of 8.33%. Assets which are subject to finance leases include building, plant and equipment.

     There are no commitments for capital expenditure outstanding at the end of the financial year.
24. CONTINGENT LIABILITIES
Parent entity guarantees
(a)	The parent company has unconditionally guaranteed financial support for Novogen Limited (UK) should it be unable to meet its financial obligations.
(b)	The parent company has guaranteed in a deed dated 16 May, 2002 the performance of the Novogen subsidiaries arising in connection with the License Agreement and the Manufacturing and Supply Agreement with Marshall Edwards Pty Limited.
(c)	As a condition of the Class Order, Novogen Limited and the controlled entities subject to the Class Order, entered into a Deed of Cross Guarantee on 28 May, 1999. The effect of the deed is that Novogen Limited has guaranteed to pay any deficiency in the event of winding up of the controlled entities. The controlled entities have also given a similar guarantee in the event that Novogen Limited is wound up.
(d)	Refer to “Subsequent Events Note 25”.
25. SUBSEQUENT EVENTS
There have been no significant events occurring after balance date which have had a material impact on the business except that:
The parent company has entered into a Guarantee Agreement as at December 6, 2005 to guarantee the payment obligations of Glycotex, Inc. for any loss, damage or liability asserted against Dr Koenig in his capacity as an officer and director of Glycotex, Inc. in relation to any registration statement which is the subject of Registration Statement on Form S-1 Registration Statement No. 333-128212 to the extent that Glycotex, Inc. or any insurer there of shall fail to pay.
26. IMPACT OF ADOPTING AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS
Novogen Limited is in the process of transitioning its accounting policies and financial reporting from current Australian Accounting Standards (AGAAP) to the Australian equivalents of International Financial Reporting Standards (AIFRS) which will be applicable for the financial year ended June 30 2006. In 2004, the company allocated internal resources to conduct impact assessments to identify key areas that would be impacted by the transition to AIFRS.
An explanation of how the transition from AGAAP to AIFRS has affected the company and consolidated entity’s financial position, financial performance and cash flows is set out in the following tables and the accompanying notes.
The figures disclosed are management’s best estimates of the quantitative impact of the changes as at the date of preparing the June 30 2005 financial report. The actual effects of transition to AIFRS may differ from the estimates disclosed due to ongoing work being undertaken by the AIFRS project team; potential amendments to AIFRSs and Interpretations thereof being issued by the standard-setters and IFRIC; and emerging accepted practice in the interpretation and application of AIFRS and UIG Interpretations.

PROFORMA STATEMENT OF FINANCIAL PERFORMANCE
for the year ended 30 June, 2005

				Consolidated
			AGAAP	A-IFRS	A-IFRS
			actual*	impact	proforma
	Notes		$’000	$’000	$’000
Revenue

Sales revenue			13,404		13,404
Other revenue from ordinary activities			4,274		4,274

Total Revenue from ordinary activities			17,678	—	17,678

Costs and Expenses

Cost of goods sold			(4,666)		(4,666)
Research & development			(10,217)		(10,217)
Selling & promotion			(8,411)		(8,411)
Shipping and handling			(444)		(444)
General and administrative	(i	)	(6,163)	(389)	(6,552)

Total Costs and Expenses before interest and tax			(29,901)	(389)	(30,290)

Interest expense			(56)		(56)

(LOSS) FROM ORDINARY ACTIVITIES BEFORE INCOME TAX EXPENSE			(12,279)	(389)	(12,668)

INCOME TAX (EXPENSE) RELATING TO ORDINARY ACTIVITIES			(2)		(2)

(LOSS) FROM ORDINARY ACTIVITIES AFTER INCOME TAX EXPENSE			(12,281)	(389)	(12,670)

NET (LOSS)			(12,281)	(389)	(12,670)

NET (LOSS) ATTRIBUTABLE TO OUTSIDE EQUITY INTERESTS			1,152		1,152

NET (LOSS) ATTRIBUTABLE TO MEMBERS OF NOVOGEN LIMITED			(11,129)	(389)	(11,518)

*	Reported financial results for the year ended 30 June 2005

(i) Under AASB 2 Share-based Payments, the company would recognise the fair value of options issued to employees as remuneration as an expense on a pro-rata basis in the income statement. Share-based payment costs are not recognised under AGAAP. This would result in a decrease in profit from AGAAP to AIFRS.

PROFORMA STATEMENT OF FINANCIAL POSITION
As at 30 June, 2005

				Consolidated
			AGAAP	A-IFRS	A-IFRS
			actual*	impact	proforma
	Notes		$’000	$’000	$’000
CURRENT ASSETS
Cash			47,260		47,260
Receivables			3,477		3,477
Inventories			5,488		5,488
Other			821		821

Total current assets			57,046	—	57,046

NON-CURRENT ASSETS
Receivables			—		—
Inventories			4,580		4,580
Property, plant and equipment			5,859		5,859
Intangibles			—		—
Other financial assets			—		—

Total non-current assets			10,439	—	10,439

TOTAL ASSETS			67,485	—	67,485

CURRENT LIABILITIES
Payables			5,501		5,501
Interest bearing liabilities			750		750
Provisions			474		474

Total current liabilities			6,725	—	6,725

NON-CURRENT LIABILITIES
Interest bearing liabilities			15		15
Provisions			253		253

Total non-current liabilities			268	—	268

TOTAL LIABILITIES			6,993	—	6,993

NET ASSETS			60,492	—	60,492

EQUITY
Parent equity interest
Contributed equity			176,235		176,235
Reserves			(3,413)		(3,413)
Accumulated losses	(i	)	(116,069)	—	(116,069)

Total parent equity interest in equity			56,753	—	56,753

Total outside equity interest			3,739		3,739

TOTAL EQUITY			60,492	—	60,492

*	Reported financial results for the year ended 30 June 2005

(i)	Under AASB 2 Share-based Payments, the company would recognise the fair value,

of options issued to employees as remuneration as an expense on a pro-rata basis over the vesting period in the income statement with a corresponding adjustment in equity (retained earnings). The reduced profit amount is also carried through to equity (retained earnings) as an offsetting amount. Share-based payment costs are not recognised under AGAAP. The total amount adjusted is $604,000, which represents $389,000 in the current period and $215,000 from prior financial periods, for options that were granted on or after 7 November 2002 that vest after 1 January 2005. The company has applied the transition provisions under AASB 1.
Restated AIFRS Statement of Cash Flows for the year ended June 30 2005.
No material impacts are expected to the cash flows presented under AGAAP on adoption of AIFRS.
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
Contributions expensed by the company for each of the periods were as follows:

	2003	2004	2005
	A$’000	A$’000	A$’000
Contribution expense	604	518	597
28. DIVIDENDS
The company has incurred losses since its inception and, as a result, has not declared any dividends. Any dividends in future periods will be declared in Australian dollars.

29. DIFFERENCES BETWEEN AUSTRALIAN GAAP AND U.S. GAAP
Australian GAAP varies in certain respects from accounting principles generally accepted in the United States (US GAAP). The differences relate principally to the following items and the adjustments necessary to reconcile the consolidated net loss for the years ended June 30, 2003, 2004 and 2005 and equity at June 30, 2004 and 2005 in accordance with U.S. GAAP are shown below.
The U.S. GAAP statements of operations for the years ended June 30, 2003, 2004 and 2005 are as follows:

	US GAAP
	2003	2004	2005	2005
	A$’000	A$’000	A$’000	US’$’000
Operating Revenue
Sales Revenue	18,977	11,774	12,928	9,848
Other Operating Revenue	3,325	2,414	2,955	2,251

Total Operating Revenue	22,302	14,188	15,883	12,099

Costs and Expenses
Cost of Goods Sold	(7,191)	(4,753)	(4,666)	(3,555)
Research & Development	(8,274)	(8,261)	(10,217)	(7,783)
Selling and Promotions	(11,585)	(8,816)	(7,935)	(6,044)
Shipping and Handling	(468)	(382)	(444)	(338)
Bad & Doubtful Debts Expense	(52)	(99)	78	59
General and Administrative	(5,831)	(4,971)	(5,958)	(4,538)

Total Costs and Expenses	(33,401)	(27,282)	(29,142)	(22,199)

Loss from operations	(11,099)	(13,094)	(13,259)	(10,100)

Other Income (Expense)
Interest Expense	(132)	(120)	(56)	(43)
Exchange Gains/(Losses)	(525)	(137)	(325)	(248)
Other	1,278	765	1,319	1,005

Total Other Income (Expense)	621	508	938	714

Loss Before Income Tax	(10,478)	(12,586)	(12,321)	(9,386)

Income Tax Expense/(Benefit)	7	—	(2)	(2)
Minority Interest	212	1,176	1,109	845

Net loss	(10,259)	(11,410)	(11,214)	(8,543)

Loss per share — basic and diluted (cents)	(10.7)	(11.8)	(11.6)	(8.8)

		Year ended 30 June
		2003	2004	2005
		A$’000	A$’000	A$’000
Consolidated Net Loss

Net loss reported under Australian GAAP		(10,666)	(12,579)	(12,281)

Adjustments required to accord with U.S. GAAP:

Goodwill written off	(i)	224	—	—
Stock based compensation cost	(ii)	(504)	(7)	(42)
Minority interest in net losses of subsidiaries	(vi)	212	1,176	1,109
Adjustment for sales returns	(v)	475	—	—

Net loss under U.S. GAAP		(10,259)	(11,410)	(11,214)

Basic and diluted (loss) per share according to U.S. GAAP (cents)		(10.7)	(11.8)	(11.6)

Weighted average number of ordinary shares outstanding during the year used in calculation of basic and diluted (loss) per share		95,472,984	96,306,286	96,839,570

Comprehensive Income

Net loss according to U.S. GAAP		(10,259)	(11,410)	(11,214)
Other comprehensive income resulting from foreign currency translation		(1,956)	1,400	(2,964)

Total comprehensive income		(12,215)	(10,010)	(14,178)

Other Comprehensive Income Movement

	2003	2004	2005
	A$’000	A$’000	A$’000

Balance at beginning of year	—	(1,956)	(556)
Foreign currency translation adjustment	(1,956)	1,400	(2,964)

Closing Other Comprehensive Income	(1,956)	(556)	(3,520)

In 2003, 2004 and 2005, exercise of the options issued by the Company would have been anti-dilutive and, therefore, was not considered in the computation of diluted earnings per share. Details of options are set out in Note 14. Outstanding options at the end of the financial years are, 2,441,951 in 2003, 1,410,621 in 2004 and 1,351,938 in 2005.
The following is a reconciliation of the adjustments necessary to reconcile shareholders’ equity in accordance with Australian GAAP to the amounts determined under U.S. GAAP as at June 30, 2003, 2004 and 2005:

		At 30 June
		2003	2004	2005
		A$’000	A$’000	A$’000
Shareholders’ Equity
Shareholders’ equity reported using Australian GAAP		42,397	69,211	60,492

Cumulative adjustments required to accord with U.S. GAAP:
Stock based compensation cost	(ii)	(757)	—	—
Minority interest equity	(vi)	(571)	(3,452)	(2,767)

Shareholders’ equity according to U.S. GAAP		41,069	65,759	57,725

The following is a reconciliation of the shareholder’ equity roll forward showing the movement shareholders’ equity under U.S. GAAP for the years ended June 30, 2003, 2004 and 2005:

	2003	2004	2005
	A$’000	A$’000	A$’000

Opening Shareholder’s equity according to U.S. GAAP	51,852	41,069	65,759

Less: Net loss according to U.S. GAAP	(10,259)	(11,410)	(11,214)

Add: New Equity	1,449	38,718	7,013
less: Minority interest in new equity	(17)	(4,018)	(869)

Add: movement in other comprehensive income	(1,956)	1,400	(2,964)

Closing Shareholder’s equity according to U.S. GAAP	41,069	65,759	57,725

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
For the purposes of Australian GAAP, Novogen accounted for both acquisitions as purchase transactions with the cost of acquisition being based on a valuation performed before the acquisition of A$7 million for Research and A$400,000 for Laboratories. For the purposes of U.S. GAAP, the transfer of Research into Novogen (a shell with no assets) represents a re-capitalization of Research and, accordingly, no revaluation of Research’s assets is appropriate under U.S. GAAP and no goodwill was recognised under U.S. GAAP. The purchased fair values of Research’s assets, principally intangible assets, have therefore been eliminated in the reconciliation to U.S. GAAP. No U.S. GAAP adjustment was required in relation to the acquisition of Laboratories.

Goodwill was fully written off in 2003 based on the Directors assessment that no future benefits were considered probable from this intangible asset.
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

	2003	2004	2005
	A$’000	A$’000	A$’000

Net loss after income tax (US GAAP)
- As reported	(10,259)	(11,410)	(11,214)
- Stock-based employee compensation (fair value method)	(411)	(350)	(445)

- Pro forma	(10,670)	(11,760)	(11,659)

Basic and diluted loss per share (US GAAP)
- As reported (cents)	(10.7)	(11.8)	(11.6)
- Pro forma (cents)	(11.2)	(12.2)	(12.0)
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
The following table summarises non-employee stock options issued to consultants who perform services for Novogen:

	2003			2004			2005
			Weighted			Weighted			Weighted
			average			average			average
			exercise			exercise			exercise
Consultant Options	Options		price A$	Options		price A$	Options		price A$
Outstanding at the beginning of the year	397,728		$2.69	367,510		$2.75	221,454		$2.77
Granted	37,200		$2.10	6,660		$6.76	14,244		$4.90
Exercised	67,418		$2.05	152,716		$2.88	23,652		$4.00
Forfeited	—		$0.00	—		$0.00	—		$0.00
Outstanding at the end of the year	367,510		$2.75	221,454		$2.77	212,046		$2.78
Exercisable at the end of the year	319,846		$2.78	185,988		$2.72	174,207		$2.56
Weighted average fair value of options granted during the year		$0.78			$2.82			$2.96

The following table summarises employee stock options issued to employees of Novogen:

	2003		2004		2005
		Weighted average		Weighted average		Weighted average
Employee Options	Options	exercise price A$	Options	exercise price A$	Options	exercise price A$
Outstanding at the beginning of the year	1,809,935	$2.61	2,074,441	$2.02	1,189,167	$3.00
Granted	526,332	$2.10	189,536	$6.76	276,844	$4.90
Exercised	131,653	$2.14	959,042	$2.78	288,467	$2.75
Forfeited	130,173	$2.25	115,768	$2.63	37,652	$3.96
Outstanding at the end of the year	2,074,441	$2.02	1,189,167	$3.00	1,139,892	$3.49
Exercisable at the end of the year	381,399	$2.95	487,732	$2.69	430,996	$2.81
Weighted average fair value of options granted during the year	$0.78		$2.82		$2.96
The fair value of these options was estimated at the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions for 2003, 2004 and 2005 respectively. Risk free interest rate 5.27% and 5.52% and 5.67%. Dividend yields of 0% in each of the three years, volatility factors of 0.68 in 2003, 0.69 in 2004 and 0.69 in 2005, and a weighted average life of 5 years. The combined weighted average remaining contractual life of the outstanding employee and consultant options is 2.5 years.
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

	2003	2004	2005
	A$’000	A$’000	A$’000

Cash and cash equivalents under Australian GAAP	31,026	58,431	47,260
Restricted cash (Note 4)	(2,500)	(3,000)	(3,150)

Cash and cash equivalents under U.S. GAAP	28,526	55,431	44,110

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
Pretax accounting loss under Australian GAAP for the year ended June 30, 2005 was taxed in the following jurisdictions:

	2003	2004	2005
	$’000	$’000	$’000

Domestic	(14,317)	(9,016)	(13,865)
Foreign	3,644	(3,563)	1,586

	(10,673)	(12,579)	(12,279)

The components of the U.S. GAAP net deferred tax asset at June 30, 2004 and 2005, are as follows:

	2004	2005
	$’000	$’000

Deferred tax assets
Depreciation	816	975
Provisions accruals	2,030	1,323
Exchange gains	—	—
Other	126	(60)
Losses carried forward — Australia	11,304	14,469
- USA	12,786	12,894
- Other	3,601	4,098

Total deferred tax assets	30,663	33,699

Deferred tax liability
Exchange losses	(44)	(146)
Prepayments	—	—
Other	(447)	(100)

Total deferred tax liability	(491)	(246)

Net deferred tax asset	30,172	33,453

Valuation allowance for deferred tax assets	(30,172)	(33,453)

Net recorded deferred taxes	—	—

	2003		2004		2005
	$’000%		$’000%		$’000%

Tax at Australian statutory rates	(3,078)	30%	(3,423)	30%	(3,364)	30%

Foreign Rate Differentials	254	(2%)	(111)	1%	126	(1%)
Non deductible expenses	63	(1%)	118	(1%)	44	(0%)
Research and development allowance	(79)	1%	(271)	2%	(411)	4%
Other	39	(0%)	(329)	3%	(322)	3%
Reversal of intercompany profit in stock elimination	(251)	2%	(208)	2%	(105)	1%
Filing Differences	—		—		748	(7%)

Tax expense/(benefit)	(3,052)	30%	(4,224)	37%	(3,284)	29%

Change in valuation allowance	3,059	(30%)	4,224	(37%)	3,282	(29%)

Income Tax Expense	7		—		(2)

Deferred taxes have not been separated between current and non-current. All deferred taxes are expected to be non current since there is no current tax liability and no current tax liability is anticipated for the next financial year.
Components of Income Tax Expense/(Benefit)
Components of Income Tax Expense/(Benefit)

	2003	2004	2005
	$’000	$’000	$’000

Current Expense/(Benefit)	7	—	(2)
Deferred Expense/(Benefit)	(3,059)	(4,224)	(3,282)
Movement in Valuation Allowance	3,059	4,224	3,282

Income Tax Expense	7	—	(2)

Tax effected carry forward losses amounting to $17,268,000 may be carried forward indefinitely and tax losses of $14,193,000 expire over the period 2007 through 2025.
(v) Revenue

	2003	2004	2005
	(A$’000)	(A$’ 000)	(A$’ 000)
Sales Revenue reported using Australian GAAP	19,630	12,720	13,404

Trade Promotions	(1,128)	(946)	(476)
Adjustments for sales returns	475	—	—

Sales Revenue report using US GAAP	18,977	11,774	12,928

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
Sales Returns
Historically, the company did not sell its products with rights of return, however during 2002 as a result of disappointing sales of one product the company accepted returns totalling A$2.1 million. Under U.S. GAAP, SFAS 48, “Revenue Recognition When Right of Return Exists”, requires that an allowance be recorded for an implied right of return, regardless of whether that right exists on a contractual basis. Accordingly, an adjustment for estimated sales returns was initially recorded under U.S. GAAP in 2002. The Company has granted rights of return to specific customers in 2005 and 2004. Consequently A$307,000 (A$499,000 in fiscal 2004), has been included in the Australian accounts to recognise the estimated amount of sales returns.
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
(vii) Other Comprehensive Income
Under Australian GAAP, other comprehensive income arising on the restatement of foreign subsidiaries for consolidation purposes as referred to as “Foreign Currency Translation Reserve” and is included as a component of equity. Where a portion of other comprehensive income is attributable to minority interests this is calculated differently under Australian GAAP and U.S. GAAP as described in Note 29(vi) above.

Reconciliation of outside equity interest in controlled entities:

	2004	2005
	$’000	$’000

Opening balance	571	3,452

Additions to outside equity interest by way of share issue:
Marshall Edwards, Inc.	4,018	—
Glycotex, Inc.	—	869

Add shares of operating losses of controlled entities
Marshall Edwards, Inc.	(1,171)	(1,078)
Glycotex, Inc.	(5)	(31)

Add shares of other comprehensive income
Marshall Edwards, Inc.	39	(446)
Glycotex, Inc.	—	1

	3,452	2,767

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
Advertising Expenses
Costs incurred in advertising expenditure are expensed as incurred. The company incurred A$6,100,000 in fiscal 2003, A$4,134,000 in fiscal 2004 and A$3,600,000 in 2005.

(iix) Payables
Under U.S. GAAP amounts that exceed 5% of the total of creditors and accruals are disclosed separately. The table below details those creditors and accruals that exceed 5% of the total balance:

	2004	2005
	$’000	$’000

Insurance Premiums	433	405
Provision for Sales Returns	499	307
Provision for Rebates	372	—
(ix) Recent Accounting Pronouncements
Share-Based Payments
In December 2004, the FASB Issued Statement of Financial Accounting Standards No. 123R (Statement 123R), “Share-Based Payments”, the provisions of which become effective for the Company in fiscal 2006. This Statement eliminates the alternative to use APB No. 25’s intrinsic value method of accounting that was provided in Statement 123 as originally issued. Statement 123R requires companies to recognize the cost of employee services received in exchange for awards of equity instruments based on the grant-date fair value of those awards. While the fair-value-based method prescribed by Statement 123R is similar to the fair-value-based method disclosed under the provisions of Statement 123 in most respects, there are some differences. The Company’s stock option plan provides for the grant of options to the Company’s directors, employees, employees of the Company’s affiliates and certain of the Company’s contractors and consultants.
Accounting Changes and Error Corrections
In May 2005, the FASB issued Statement of Financial Accounting Standards No. 154 (SFAS 154), “Accounting Changes and Error Corrections” which provides guidance on the accounting for and reporting of accounting changes and correction of errors. This statement changes the requirements for the accounting for and reporting of a change in accounting principle and applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. This statement is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. We do not anticipate a material effect upon the adoption of this statement.

(x) Segment Information
The central operating decision makers review the company’s operations based on geography and this is disclosed as the primary segment information in Note 17.
30. RESTATEMENTS
The Company has restated the financial statements at June 30, 2004 as further described below.
Inventories
Inventories not expected to be sold within the next twelve months are classified as non-current.
The classification of raw materials and certain work-in-progress inventories at June 30, 2004 has been restated from current to non-current. The effect on the Statement of Financial Position as at June 30, 2004 is as follows:

	As Reported	As Restated
	$’000	$’000
Inventory — Current	7,828	5,589

Total current assets	70,060	67,821

Inventory — Non-current	625	2,864

Total non-current assets	7,353	9,592

Total assets	77,413	77,413

The effect on the disclosures in Note 6 — Inventories at June 30, 2004 is as follows:
Note 6

	As Reported	As Restated
	$’000	$’000
Inventories — Current
Raw materials	649	—
Work in progress	6,392	4,223
Finished goods	1,406	1,406
Provision for diminution in value	(659)	(40)
Other	40	—

	7,828	5,589

Inventories – Non-current
Raw materials	371	1,020
Work in progress	—	2,169
Finished goods	—	294
Provision for diminution in value	—	(619)
Other	254	—

	625	2,864

This restatement has no effect on the total inventory or total assets included in the Financial Statements as at June 30, 2004.
Interest In Controlled Entities
As a result of the change in classification of inventory as described above, inventories — current, total current assets, inventories — non-current and total non-current assets as presented in the Summarized Statement of Financial Position at June 30, 2004, in
Note 9 — Interest in Controlled Entities, has been restated as follows:
Closed Group

	As Reported	As Restated
	$’000	$’000
Inventories — Current	4,527	2,839
Total current assets	29,427	27,739

Inventories — Non-Current	625	2,313
Total non-current assets	51,035	52,723

Total assets	80,462	80,462

This restatement has no effect on the total inventory or total assets included in the Financial Statements as at June 30, 2004.
Weighted Average Number of Shares
The weighted average number of shares for the year ended June 30, 2004, as disclosed in Note 21 – Earning Per Share, have been restated as follows:

	As Reported	As Restated

Weighted average number of ordinary shares used in caclulating basic and diluted earnings per share	96,107,215	96,306,286
This restatement has no effect on the Loss Per Share under Australian GAAP, however the loss Per Share under U.S. GAAP for the year ended June 30, 2004 (as disclosed in Note 29) has been restated as follows:

	As Reported	As Restated
	$’000	$’000
Basic and diluted (loss) per share according to U.S. GAAP (cents)	(11.9)	(11.8)

Income Tax
The tax effect of permanent differences for the year ended June 30, 2004, as disclosed in Note 3 — Income Tax, has been restated as follows:

	As Reported	As Restated
	$’000	$’000
(a) The prima facie tax, using tax rates applicable in the country of operation, on profit differs from the income tax provided in the financial statements as follows:

Prima facie tax (credit) on profit/(loss) from ordinary activities	(3,774)	(3,774)

Tax effect of permanent differences:

Foreign tax rate differentials	—	(111)
Non deductible depreciation and amortisation	—	—
Non deductible expenses	118	118
Research and development allowance	(271)	(271)
Sundry items	21	21

Income tax adjusted for permanent differences	(3,906)	(4,017)

Net current year tax losses and timing differences not brought to account/(prior year tax losses and timing differences brought to account)	3,906	4,017

Income tax expense attributable to operating loss	—	—

The future income tax benefit not brought to account at June 30, 2004, as disclosed in Note 3 — Income Tax, has been restated as follows:

	As Reported	As Restated
	$’000	$’000
(b) Future income tax benefit not brought to account at balance date as realisation of the benefit is not regarded as virtually certain arising from:
(i) tax losses carried forward	27,439	27,691
(ii) timing differences	2,274	2,713
	29,713	30,404
This restatement has no effect on income tax expense for the year ended June 30, 2004.

As a result of a clerical error in 2004, the components of income tax expense/benefit for the year ended June 30, 2004 and 2003 respectively, as disclosed in Note 29 — Differences between Australian GAAP and U.S. GAAP, have been restated as follows:

	As Reported	As Restated
Year Ended June 30, 2004	$’000	$’000
Current Expense/(Benefit)	—	—
Deferred Expense/(Benefit)	(4,016)	(4,224)
Movement in Valuation Allowance	4,016	4,224

Income Tax Expense	—	—

	As Reported	As Restated
Year Ended June 30, 2003	$’000	$’000
Current Expense/(Benefit)	(7)	7
Deferred Expense/(Benefit)	(2,807)	(3,059)
Movement in Valuation Allowance	2,807	3,059

Income Tax Expense	(7)	7

This restatement has no effect on the Statement of Financial Position or Statement of Financial Performance as at or for the year ended June 30, 2004.
Options
The movement in options during the year ended June 30, 2004, as disclosed in Note 14 – Contributed Equity, has been restated as follows:
As Reported

							Options
					Issued	Converted	forfeited		Exercisable
Grant	Exercise	Expiry	Original	On issue 1	during the	to fully paid	during the	On issue 30	30 June,
Date	Price	Date	issue	July 2003	year	shares	year	June 2004	2004

30/11/02 (i)	$2.10	30/11/07	526,332	503,916	—	35,699	64,961	403,256	100,814

Total			3,171,198	2,441,951	196,196	1,111,758	132,493	1,393,896	669,539

As Restated

							Options
					Issued	Converted	forfeited		Exercisable
Grant	Exercise	Expiry	Original	On issue 1	during the	to fully paid	during the	On issue 30	30 June,
Date	Price	Date	issue	July 2003	year	shares	year	June 2004	2004

30/11/02 (i)	$2.10	30/11/07	526,332	503,916	—	35,699	48,236	419,981	104,995

Total			3,171,198	2,441,951	196,196	1,111,758	115,768	1,410,621	673,720

This restatement has no effect on the options expensed in the Statement of Financial Performance for the year ended June 30, 2004.
The summary employee option table included in Note 29 — Differences between Australian GAAP and U.S. GAAP has been restated as follows:

	As Reported		As Restated
	2004		2004
		Weighted		Weighted
		average		average
		exercise		exercise
Employee Options	Options	price A$	Options	price A$
Forfeited	132,493	$2.56	115,768	$2.63
Outstanding at the end of the year	1,172,442	$3.01	1,189,167	$3.00
Exercisable at the end of the year	483,551	$2.70	487,732	$2.69
This restatement has no effect on the options expensed in the Statement of Financial Performance for the year ended June 30, 2004.

Segment Information
The segment assets and liabilities at June 30, 2004, as disclosed in Note 17 — Segment Information have been restated as follows to reflect the elimination of intrasegment assets & liabilities within the segment rather than an intersegment elimination.
SEGMENT INFORMATION — PRIMARY SEGMENT

	Australia/NZ		North America		Europe		Elimination		Consolidated
	As Reported	As Restated	As Reported	As Restated	As Reported	As Restated	As Reported	As Restated	As Reported	As Restated
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Geographical segments
Assets

Segment assets	17,552	89,044	56,178	56,178	1,364	1,128	2,319	(68,937)	77,413	77,413

Liabilities

Segment liabilities	11,908	8,154	50,179	50,179	10,735	10,499	(64,620)	(60,630)	8,202	8,202

Other segment information
Non cash expenses other than depreciation and amortisation	(1,448)	(1,194)	357	338	54	53	2,289	2,035	1,252	1,232
SEGMENT INFORMATION — SECONDARY SEGMENT

Pharmaceutical
	Dietary supplements		research and		Elimination		Consolidated
development
	As	As	As	As	As	As	As	As
	Reported	Restated	Reported	Restated	Reported	Restated	Reported	Restated
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Segment assets	20,527	47,490	53,619	38,519	3,267	(8,596)	77,413	77,413
This restatement has no effect on the Statement of Financial Position or Statement of Financial Performance as at or for the year ended June 30, 2004.

Director and Executive Disclosures
The remuneration of specified Directors and specified Executives for the year ended June 30, 2004, as disclosed in Note 18 — has been restated as follows:

			Post
	Primary		employment	Equity	Other	Total
		Non-
		monetary	Superan-
	Salary & fees	benefits	nuation	Options	Bonuses
Specified Directors
PA Johnston
As Reported	70,182	—	6,318	668	—	77,168
As Restated	97,706	—	8,794	668	—	107,168
C Naughton
As Reported	419,016	91,138	37,711	—	—	547,865
As Restated	419,016	52,865	37,711	—	—	509,592
GE Kelly
As Reported	306,234	45,523	27,561	—	—	379,318
As Restated	306,234	34,317	27,561	—	—	368,112
PJ Nestel AO
As Reported	44,500	—	—	—	—	44,500
As Restated	74,500	—	—	—	—	74,500

Total Remuneration: Specified Directors
As Reported	910,114	136,661	77,908	1,336	—	1,126,019
As Restated	967,638	87,182	80,384	1,336	—	1,136,540

Specified Executives
AJ Husband
As Reported	234,371	87,644	20,605	40,579	—	383,199
As Restated	234,371	53,076	20,605	40,579	—	348,631
DR Seaton
As Reported	257,203	28,314	23,148	37,795	—	346,460
As Restated	257,203	20,085	23,148	37,795	—	338,231
BM Palmer
As Reported	131,976	56,273	11,877	24,114	—	224,240
As Restated	131,976	27,196	11,877	24,114	—	195,163
CD Kearney
As Reported	152,880	37,576	13,759	17,210	—	221,425
As Restated	152,880	22,951	13,759	17,210	—	206,800
RL Erratt
As Reported	142,664	38,860	12,839	25,165	—	219,528
As Restated	142,664	21,602	12,839	25,165	—	202,270

Total remuneration: specified Executives
As Reported	1,128,319	254,962	100,759	167,714	—	1,651,754
As Restated	1,128,319	151,205	100,759	167,714	—	1,547,997
This restatement has no effect on the Statement of Financial Performance for the year ended June 30, 2004.

Total Comprehensive Income
As a result of a clerical error in 2004, total comprehensive income as disclosed in Note 29 — Differences between Australian GAAP and U.S. GAAP, has been restated as follows:

	As Reported	As Restated
	$’000	$’000
Net loss according to U.S. GAAP	(11,410)	(11,410)
Other comprehensive income resulting from foreign currency translation	(556)	1,400

Total Comprehensive Income	(11,966)	(10,010)

This restatement has no effect on the Closing Other Comprehensive Income or shareholders’ equity as reported according to U.S. GAAP at June 30, 2004.
Shareholders’ equity according to U.S. GAAP
As a result of a clerical error in 2004, shareholders’ equity according to U.S. GAAP as at June 30, 2004, as disclosed in note 29 — has been restated as follows:

	As Reported	As Restated
	$’000	$’000
Opening Shareholder’s equity according to U.S. GAAP	41,069	41,069

Less: Net loss according to U.S. GAAP	(11,410)	(11,410)

Add: New Equity	38,718	38,718
less: Minority interest in new equity	(5,884)	(4,018)

Add: movement in other comprehensive income	1,400	1,400

Closing Shareholder’s equity according to U.S. GAAP	65,759	65,759

SIGNATURES
The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

NOVOGEN LIMITED

Mr Christopher Naughton
Managing Director

Date: December 23, 2005