Form 20-F
period 2006-06-30
NOVOGEN LTD
filed 2006-11-29
CIK 1075880

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended June 30, 2006
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report                     .
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
Not Applicable
The number of outstanding Ordinary Shares of the issuer as at June 30, 2006 was 97,294,054.
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
Yes  ☑       No  ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer ☐       Accelerated filer ☑       Non-accelerated filer ☐
Indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 ☐       Item 18 ☑
If this is an annual report, indicate by a check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes  ☐       No  ☑

ii

PART III

ITEM 17. Financial Statements – Not Applicable	76
ITEM 18. Financial Statements	76
ITEM 19. Exhibits	76

iii

FORWARD-LOOKING STATEMENTS
This Annual Report on Form 20-F includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Security Exchange Act of 1934, as amended. All statements other than statements of historical facts contained in this Annual Report, including statements regarding the future financial position, business strategy and plans and objectives of management for future operations, are forward-looking statements. The words “believe”, “may”, “will”, “estimate”, “continue”, “anticipate”, “intend”, “should”, “plan”, “expect”, and similar expressions, as they relate to the Company, are intended to identify forward-looking statements. The Company has based these forward-looking statements largely on current expectations and projections about future events and financial trends that it believes may affect its financial condition, results of operations, business strategy and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including, without limitation, those described in “Risk Factors” and elsewhere in this Form 20-F, including, among other things:
•	our inability to obtain any additional required financing or financing available to us on acceptable terms;

•	the failure to locate, hire, assimilate and retain qualified personnel;

•	our failure to successfully commercialize our products;

•	costs and delays in the development and/or receipt of U.S. Food and Drug Administration (“FDA”) or other required governmental approvals, or the failure to obtain such approvals, for our products;

•	uncertainties in clinical trial results;

•	our inability to maintain or enter into, and the risks resulting from our dependence upon, collaboration or contractual arrangements necessary for the development, manufacture, commercialization, marketing, sales and distribution of any products;

•	competition and competitive factors;

•	our inability to enforce our patents or proprietary rights and obtain necessary rights to third party patents and intellectual property to operate our business;

•	our inability to operate our business without infringing the patents and proprietary rights of others;

•	the failure of any product candidate to gain market acceptance;

•	general economic conditions;

•	government regulation generally and the receipt of regulatory approvals;

•	changes in industry practice; and

•	one-time events.
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
Item 3. Key Information
Selected Financial Data
The selected financial data at June 2006 and 2005 and for the years ended June 30, 2006 and 2005 have been derived from the Consolidated Financial Statements of Novogen Limited ( the “Company” or the “Group”) included in this Annual Report and should be read in conjunction with, and are qualified in their entirety by, reference to those statements and the notes thereto. The Consolidated Financial Statements in this annual report comply with Australian Accounting Standards, being Australian equivalents to International Financial Reporting Standards (“AIFRS”). Compliance with AIFRS ensures that the financial report, comprising the financial statements and notes thereto, complies with International Financial Reporting Standards (“IFRS”).
The Company qualifies for First-Time “Application of International Financial Reporting Standards” relief and therefore has presented only two years of financial information. Comparatives for the year ended June 30, 2005 have been restated to be consistent with AIFRS.
AIFRS varies in certain respects from accounting principles generally accepted in the United States (“U.S. GAAP”). A reconciliation of the major differences between AIFRS and U.S. GAAP is included in Note 24 to the Consolidated Financial Statements. The Consolidated Financial Statements have been audited in accordance with generally accepted auditing standards in the United States by the Company’s independent registered public accountants.
The Company’s fiscal year ends on June 30. As used throughout this Annual Report, the word “fiscal” followed by a year refers to the 12 month period ending on June 30 of that year. For example, the term “fiscal 2006” refers to the 12 months ended June 30, 2006. Except as otherwise indicated, all dollar amounts referred to in this Annual Report are at the consolidated level and exclude inter-company amounts.

Summary of Consolidated Income Statements
(AIFRS)

	2005	2006	2006
	(A$’000)	(A$’000)	(US$’000)
Continuing operations
Revenue	13,404	13,500	10,021
Other income	4,274	4,738	3,517

Total revenue	17,678	18,238	13,538

Net loss	(12,682)	(17,912)	(13,296)

Net loss attributable to members of Novogen	(11,532)	(16,220)	(12,040)

Basic and diluted earnings/(loss) per share (cents per share)	(11.9)	(16.7)	(12.4)
Weighted average number of ordinary shares used to calculate earnings per share	96,839,570	97,207,053

Number of outstanding ordinary shares at year end	97,045,662	97,294,054

Adjusted to accord with	2002	2003	2004	2005	2006	2006
US GAAP	(A$’000)	(A$’000)	(A$’000)	(A$’000)	(A$’000)	(US$’000)

Sales revenue	17,644	18,977	11,774	12,928	12,654	9,393
Other operating revenue	3,463	3,325	2,414	2,955	3,278	2,433

Total revenue	21,107	22,302	14,188	15,883	15,932	11,826

Net loss	(15,420)	(10,670)	(11,760)	(11,640)	(16,228)	(12,046)

Net (loss) from operations per share (cents per share)	(16.2)	(11.2)	(12.2)	(12.0)	(16.7)	(12.4)
Note: Sales revenue reported under U.S. GAAP has been adjusted to reflect the impact of certain promotional expenditures in accordance with EITF Issue 01-9 Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendors Products). Prior year’s financial statements have been reclassified where appropriate. Certain trade promotion expenditures are charged to marketing and selling expenses under AIFRS. These expenses are for co-operative advertising whereby the Company pays for the retailers’ promotion of the Company’s products. This would typically take the form of payments for advertisments in retailers cataloges, magazines, and instore product promotions. The payment of co-operative advertising is usually made in the form of an agreed amount taken off invoice or by direct payment. Under U.S. GAAP these amounts are treated as a discount to sales hence reducing the reported sales figures. See Note 24 to the Consolidated Financial Statements for the reconciliation to U.S. GAAP. Under AIFRS interest income is included in other income and is a component of total revenue. Under U.S. GAAP interest income is excluded from other operating revenue and total revenue.

Summary of Consolidated Balance Sheets
(AIFRS)

	2005	2006	2006
	(A$’000)	(A$’000)	(US$’000)
Cash and Cash Equivalents	47,260	33,513	24,877
Total Assets	67,485	51,098	37,930
Net Assets	60,492	44,578	33,090
Capital Stock	176,235	176,989	131,379

Adjusted to accord with	2002	2003	2004	2005	2006	2006
US GAAP	(A$’000)	(A$’000)	(A$’000)	(A$’000)	(A$’000)	(US$’000)
Total Assets	61,676	50,812	77,413	67,485	51,098	37,930
Shareholders Equity	51,852	41,069	65,759	57,725	43,415	32,227
No dividends have been declared by the Company in the fiscal years included in this Annual Report.
The Company publishes its Consolidated Financial Statements expressed in Australian dollars. In this Annual Report, references to “US dollars” or “US$” are to the currency of the United States of America (“U.S.”) and references to “Australian dollars” or “A$” are to the currency of Australia. For the convenience of the reader, this Annual Report contains translations of certain Australian dollar amounts into U.S. dollars at specified rates. These translations should not be construed as representations that the Australian dollar amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. Unless otherwise stated, the translations of Australian dollars into U.S. dollars have been made at the rate of US$0.7423 = A$1.00, the noon market buying rate in New York City for cable transfers in Australian Dollars as certified for customs purposes by the Federal Reserve Bank of New York (the noon buying rate) on June 30, 2006.
The noon buying rate on October 31, 2006 was US$0.7743 = A$1.00

Exchange Rates for the six months to October 2006
A$ versus US$

Month	High	Low
May	$0.7781	$0.7509
June	$0.7527	$0.7284
July	$0.7664	$0.7407
August	$0.7699	$0.7568
September	$0.7704	$0.7461
October	$0.7743	$0.7434
Exchange Rates for the Last Five Years A$ versus US$

Fiscal Year	Average
Ended June 30	Rate
2002	$0.5236
2003	$0.5836
2004	$0.7109
2005	$0.7529
2006	$0.7472

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
The Company has incurred operating losses since its inception, and is likely to incur operating losses for the foreseeable future.
The Company has incurred net losses of $131,700,000 since its inception, including net losses of $17,913,000, and $12,684,000 for the years ended June 30, 2006, and 2005, respectively. The Company anticipates that it will incur operating losses and negative cash flow for the foreseeable future.
The Company’s isoflavonoid technology is relatively new and unproven. If the Company is unable to develop its product candidates or successfully achieve market acceptance of its technology, the Company’s financial position could be seriously impaired.
The Company’s isoflavonoid technology is relatively new and evolving. The successful development and market acceptance of the Company’s proposed products are subject to inherent developmental risks. These include ineffectiveness or lack of safety, manufacturing difficulties, unreliability, failure to receive necessary regulatory clearances or approvals, high commercial cost and preclusion or obsolescence resulting from third parties’ proprietary rights or superior or equivalent products, as well as general economic conditions affecting purchasing patterns.
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
If the data from the Company’s clinical trial program do not demonstrate the safety and efficacy of the phenolic drug candidates to the FDA’s and other regulatory authorities’ satisfaction, the Company will not receive approval to market its drug candidates in the U.S. or other jurisdictions.

Phenolic drug development is an entirely novel and unproven field of pharmaceutical drug development and there is limited scientific understanding of phenolic technology on which the Company’s drug program is based. There can be no assurance that any of the compounds under development by the Company will prove to be sufficiently efficacious, or sufficiently safe, or sufficiently cost-effective to be commercially viable. The commercialization process of the products currently undergoing clinical trials includes the anti-cancer drug candidates phenoxodiol and NV-196 being developed by Marshall Edwards, Inc., a subsidiary of Novogen, TransNV-04, the Company’s cardiovascular drug candidate and NV-52 the Company’s anti-inflammatory drug candidate, may be delayed if the FDA or another regulatory authority requires the expansion in the size and scope of any clinical trial. It may take many years to complete the testing and failure can occur at any stage in the process. Negative or inconclusive results or adverse medical events during a clinical trial could cause Novogen to delay or terminate development efforts.
In 2004, the FDA granted phenoxodiol Fast Track status for patients with recurrent late stage ovarian cancer that is resistant or refractory to platins and taxanes. In 2005, the FDA granted phenoxodiol Fast Track status for its intended use in patients with hormone-refractory prostate cancer (prostate cancer that grows and is no longer inhibited by hormone therapy). More recently we completed a Special Protocol Assessment (“SPA”) and reached agreement with the FDA on a pivotal Phase III study of phenoxodiol in combination with carboplatin in women with platinum-resistant ovarian cancer (ovarian cancer that does not respond to platinum based anti-cancer agents such as cisplatin). The SPA process allows for FDA evaluation of a clinical trial protocol that will form the basis of an efficacy claim for a marketing application. As a Fast Track product, phenoxodiol will be eligible for accelerated approval and priority review by the FDA of the marketing application for this indication. If the FDA concludes that the data from our pivotal clinical trial have failed to demonstrate the safety and effectiveness of phenoxodiol, we will not receive FDA approval to market phenoxodiol for those indications in the United States. We cannot assure you that the results of our Phase III pivotal trial will be successful.
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
If the Company does not receive marketing approval for its phenolic drug candidates, or regulatory approval is withdrawn for the Company’s dietary supplements, the Company will not be able to commercialize its products and product candidates.

Marketing approval is needed in order to commercialize the Company’s phenolic drug candidates. The Company may never receive marketing approval for any of its phenolic drug candidates or if the Company does it will be limited to those disease states and conditions for which they have been proven to be safe and effective.
In order for the Company to market its products in the U.S., Europe, Australia, Canada, Japan and certain other foreign jurisdictions, the Company must obtain required marketing approvals or clearances and otherwise comply with extensive regulations regarding safety, manufacturing processes and quality. There can be no assurance that the Company will be able to obtain or maintain regulatory approvals or clearances in such jurisdictions or that it will not be required to incur significant costs in obtaining or maintaining its foreign regulatory approvals or clearances.
The FDA and other governmental approvals that may be granted to the Company will be subject to continual review, and later discovery of previously unknown problems may result in withdrawal of products from the market. For example, in 2004 the Company was notified by the Therapeutic Goods Administration (“TGA”) that the TGA is reviewing the current listing status of the Company’s dietary supplements products in Australia. These products are currently listed as “AUSTL” listed complementary medicine, under regulations of the TGA. Following the completion of this review, these products may retain this status or may be de-listed in Australia. The Company believes that its products qualify for their current listing status as “AUSTL” listed complementary medicine. However, no assurance can be given that the TGA will ultimately reach this conclusion. In the event of an adverse determination by the TGA, the Company will consider what further options are available to it.
Moreover, if and when any FDA or other governmental approval is obtained, the marketing and manufacture of the Company’s products will remain subject to extensive regulatory requirements administered by the FDA and other regulatory bodies. Failure to comply with these regulatory requirements may, among other things, result in fines, suspensions or withdrawal of marketing approvals, operating restrictions and criminal prosecution.
The Company will need to raise additional funds in order to finance its future operations and the clinical development program. The actual amount of funds that we will need will be determined by a number of factors, some of which are beyond our control.
The Company’s funding requirements have been, and will continue to be, significant. The Company anticipates that its existing cash resources will be adequate to fund the Company’s operating requirements through at least the next 12 months based upon the Company’s current business plan.
The Company’s operating requirements may vary materially from those now planned due to a number of factors. These factors include the success of the Company’s research and development efforts, the ability of the Company to satisfy applicable regulatory requirements, the extent of the Company’s ability to produce its products in a cost-effective manner, the rate at which the Company can introduce its products into new markets, the market acceptance and competitive position of the Company’s products, and the level of expenditure required to expand the Company’s production facilities should it need to do so. The Company may need to raise additional capital to fund its future operations. There can be no assurance that additional financing will be available when needed on terms acceptable to the Company, or at all. If additional funds are raised by issuing equity securities, further dilution to existing shareholders will result and future investors may be granted rights superior to those of existing shareholders. Insufficient funds may prevent the Company from implementing its business strategy or may require the Company to limit its operations significantly.
The supply of the raw material for the Company’s dietary supplement products is subject to a number of environmental factors beyond the Company’s control. If the Company cannot maintain a reliable supply of red clover, it may not be able to continue to sell its dietary supplement products and sales volumes could be significantly reduced.
An important risk concerns the supply of raw material (red clover) used to produce the Company’s consumer products. Numerous environmental factors (drought, disease, storms) can affect crop quality and quantity of clover. Although the Company has attempted to address this risk by sourcing clover from regions of geographic diversity within Australia, and from areas of historically reliable water supply, there can be no assurance of a continual supply of sufficient quantity and quality of red clover. Interruptions in supply or material increases in the cost of supply could have a material adverse effect on the Company’s business, financial condition and results of operations.
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
The Company has identified a third party supplier of isoflavones to augment its supply of quality isoflavones for use in the consumer products.
The current stocks of clover, however, are adequate to cover the requirements of the Company for at least the next 12 months.

The Company has no direct control over the cost of formulation and packaging of its dietary supplement products and will be relying on third parties to manufacture commercial quantities of pharmaceutical drug candidates.
The Company relies on third parties to manufacture and package its dietary supplement products to satisfy performance and quality standards and dedicate sufficient production capacity to meet demand and delivery times. The Company will also rely on third parties to manufacture commercial quantities of its pharmaceutical drug candidates. There can be no assurance that third party manufacturers will devote the resources necessary to meet demand for the Company’s products. Failure or delay in supplying isoflavones would adversely affect the Company’s ability to deliver products on a timely and competitive basis.
In addition, the manufacturing facilities of the Company’s products are subject to periodic inspection by regulatory authorities for compliance with Current Good Manufacturing Practice (cGMP). There can be no assurance that these authorities will not, during the course of an inspection of existing or future facilities, identify what they consider to be deficiencies in cGMP or other requirements and request, or seek, remedial action. Failure to comply with such regulations or delay in attaining compliance may adversely affect the Company’s manufacturing activities and could result in, among other actions, warning letters, injunctions, civil penalties, refusal to grant approvals or clearances of future or pending product submissions, fines, recalls or seizure of products, total or partial suspensions of production and criminal prosecution which may result in the Company’s products not being available to supply the market demand which will adversely affect the Company’s sales revenues.
The Company’s success is largely dependent on its ability to obtain patent protection and preserve trade secrets, which cannot be guaranteed.
The Company’s success is dependent to a significant degree on whether it can obtain patents, maintain trade secret protection and operate without infringing on the proprietary rights of third parties. If the Company was determined to be infringing any third party patent, the Company could be required to pay damages, alter its products or processes, obtain licenses or to cease certain operations. If the Company is required to obtain any licenses, there can be no assurance that the Company will be able to do so on commercially favorable terms, if at all. The Company’s failure to obtain a license for any technology that it may require to commercialize its products could have a material adverse effect on the Company’s business, financial condition and results of operations.
Litigation relating to patent infringement could result in substantial costs to, and diversion of effort by, the Company, and may also be necessary to enforce any patents issued or licensed to the Company or to determine the scope and validity of third party proprietary rights. The Company is currently involved in a number of litigation proceedings against companies which were infringing certain Company patents related to dietary supplements.

If competitors of the Company that claim technology also claimed by the Company prepare and file patent applications in the U.S., the Company may have to participate in interference proceedings in the U.S. Patent and Trademark office to determine priority of invention, which could result in substantial cost to, and diversion of effort by, the Company, even if the eventual outcome is favorable to the Company.
Any such litigation or interference proceedings, regardless of outcome, could be expensive and time consuming. Litigation could subject the Company to significant liabilities to third parties, requiring disputed rights to be licensed from third parties to the Company or requiring the Company to cease using certain technologies and, consequently, could have a material adverse effect on the Company’s business, financial condition and results of operations.
In addition to patent protection, the Company relies on trade secrets and proprietary technological expertise. There can be no assurance that others will not independently develop or otherwise acquire substantially equivalent technologies, or otherwise gain access to the Company’s trade secrets or technological expertise or disclose such trade secrets. There can be no assurance that the Company can ultimately protect its right to such un-patented trade secrets and technological expertise. The Company relies, in part, on confidentiality agreements with its marketing partners, employees, advisors, vendors and consultants to protect its trade secrets and proprietary technological expertise. There can be no assurance that these agreements will not be breached, that the Company will have adequate remedies for any breach or that the Company’s un-patented trade secrets and proprietary technological expertise will not otherwise become known or independently discovered by competitors.
The Company’s commercial opportunity will be reduced or eliminated if competitors develop and market products that are more effective or less expensive than the Company’s products.
In developing its technology and products, the Company competes with many domestic and foreign competitors in various rapidly evolving and technologically advanced fields, including pharmaceutical, biotechnology and biopharmaceutical companies.
Many of the Company’s competitors and potential competitors have substantially greater financial, technological, research and Development (“R&D”), marketing and personnel resources than the Company. There can be no assurance that the Company’s competitors will not succeed in developing alternate technologies and products that are more effective, easier to use or more economical than those which have been developed by the Company or that would render the Company’s technologies and products obsolete and non-competitive in these fields. These competitors may also have greater experience in developing products, conducting clinical trials, obtaining regulatory approvals or clearances, and manufacturing and marketing such products or technologies. Certain of these competitors may obtain patent protection, approval or clearance earlier than the Company, which could adversely affect the Company’s business, financial condition and results of operations. Furthermore, the Company will also be competing with respect to manufacturing efficiency and marketing capabilities, areas in which it currently has limited experience.
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
The Company’s consolidated financial statements are presented in Australian dollars. In fiscal 2006, the Company’s revenue generated was approximately 31% in U.S. dollars and approximately 47% in Australian dollars with the balance of revenue in Pounds Sterling, Euros and Canadian dollars. Fluctuations in the rates of exchange between U.S. dollar and other foreign currencies may negatively impact the Company’s financial condition and results of operations. As the Company expands its presence into the U.S. and other international markets, the Company expects the percentage of both its revenues and expenditures denominated in non-Australian dollars to increase, with particular emphasis on U.S. dollars.
The Company depends on a number of key personnel to provide the strategic direction of its research and development programs and other corporate activities. If the Company is unable to procure the services of key personnel in the future, the Company’s research and development programs could be delayed.
The Company is highly dependent upon the principal members of its management and scientific staff. In addition, the Company believes that its future success in developing marketable products and achieving a competitive position will depend to a significant extent on whether it can attract and retain additional qualified management and scientific personnel. Competition for such personnel is intense, and there can be no assurance that the Company will be able to continue to attract and retain such personnel. The loss of the services of one or more of the management or scientific staff, or the inability to attract and retain additional personnel and develop expertise as needed, could have a material adverse effect on the Company’s results of operations and financial condition. As of October 30, 2006, Professor Kelly’s employment with the Company ceased and as a result, he is no longer acting as Phenoxodiol Program Director. The Company is currently negotiating a consulting agreement with Professor Kelly to provide strategic consulting advice. If Professor Kelly does not enter into a consulting agreement, the clinical program for phenoxodiol may be disrupted which may cause delays in obtaining marketing approval. The Company maintains key person life insurance for Mr. Naughton and Professor Husband, currently set at A$2,226,000 each. In addition the Company also maintains key person life insurance for all members of the executive team and other key staff. The policies for these personnel range between A$800,000 and A$1,600,000. The proceeds of such policies are payable to the Company.
The ongoing criminal investigations involving Professor Kelly, a Director of Marshall Edwards, Inc., could have a material adverse effect on the Company’s business or cause the stock price to decline.
Professor Kelly is one of a number of individuals who, and whose associated entities and advisors have been, the subject of investigations by certain Australian authorities relative to their alleged involvement in the evasion of Australian tax, fraud and money laundering. Professor Kelly has informed the Company that he does not believe that he has committed any wrongdoing and denies that he has been involved in any wrongdoing. Nevertheless, Professor Kelly may need to allocate time and resources to deal with the investigation. Additionally, if the Australian authorities were to decide to prosecute Professor Kelly upon concluding their investigation and if such prosecution were to result in a conviction, Professor Kelly may be barred from acting as an officer or director and may become unavailable to the Company. Any publicity related to this investigation or potential prosecution or conviction of Professor Kelly could have a material adverse effect on the business or cause the stock price to decline.
The Company may not be able to establish or maintain the strategic partnerships necessary to market and distribute its dietary supplement products.
The Company relies on its own marketing staff for the marketing and sale of its current and proposed dietary supplement products in Australia, Canada, the U.K. and the Netherlands. The Company presently has limited marketing and sales staff. Achieving market acceptance for the Company’s products will require extensive and substantial efforts by experienced personnel as well as expenditure of significant funds. There can be no assurance that the Company will be able to establish sufficient marketing, distribution and sales capabilities necessary to achieve market penetration in these geographical areas. The Company recently announced in October 2006 that it had licensed the U.S. rights to market Promensil and Trinovin brands to Natrol, Inc.
In other markets, the Company intends to appoint licensees and/or marketing partners who will be responsible in large part for sales, marketing and distribution. While the Company will endeavor to appoint licensees and/or marketing partners with proven abilities in these areas, the amount and timing of resources, which may be devoted to the performance of their contractual responsibilities by these partners, are not within the control of the Company. There can be no assurance that such marketing partners will perform their obligations as expected, pay any additional option or license fees to the Company or market any products under any agreement. There can be no assurance that the Company will derive any revenue from such arrangements. Moreover, the other contracting parties may have rights of termination under certain of the agreements. Exercise of such termination rights by such other parties may have an adverse effect on the Company’s business, financial condition and results of operations. There can be no assurance that the interests of the Company will continue to coincide with those of its partners or that such partners will not develop independently, or with third parties, products or technologies which could compete with the Company’s products, or that disagreements over rights or technologies or other proprietary interests will not occur. To the extent that the Company chooses not to, or is unable to, enter into future agreements, the Company would experience increased capital requirements to undertake the marketing or sale of its current or future products. There can be no assurance that the Company will be able to market or sell its technology or its current or future products independently in the absence of such agreements.
If the data from the Company’s clinical trial program does not demonstrate the safety and effectiveness of its pharmaceutical product candidates, the Company will not receive FDA approval to market those product candidates in the United States.
Pharmaceutical products, including the Company’s pharmaceutical drug candidates, are subject to significant regulation by a number of governmental entities, including the FDA in the U.S. and by comparable authorities in other countries, including Australia. These agencies regulate, among other things, research and development activities and the testing, manufacture, safety, effectiveness, labeling, storage, record keeping, approval, advertising, promotion, distribution and sale of such products. Product development and approval within this regulatory framework takes a number of years and involves the expenditure of substantial resources. Many products, which initially appear promising, ultimately do not reach the market because they are found to be unsafe or do not demonstrate efficacy during the testing required by the regulatory process.
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
The Company’s business exposes it to the risk of product liability claims. This risk is inherent in the manufacturing, testing and marketing of human therapeutic products. The Company has product liability insurance coverage of up to approximately $A20 million. Although the Company believes that this amount of insurance coverage is appropriate for its business at this time, the insurance coverage is subject to deductibles and coverage limitations, and the market for such insurance is becoming more restrictive. The Company may not be able to obtain or maintain adequate protection against potential liabilities. If the Company is unable to sufficiently insure against potential product liability claims, it will be exposed to significant liabilities, which may materially and adversely affect the business development and commercialization efforts.
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
The trading price of the shares of the Company’s common stock and Alternative Depository Receipts (“ADRs”) could decline in value if the trading price of the shares of common stock of its listed subsidiary company, Marshall Edwards, Inc., declines.
Novogen currently owns 78.1% of its subsidiary Marshall Edwards, Inc. (“MEI”), whose shares are traded on the Nasdaq Global Market. If the trading price of Marshall Edwards’ shares declines or its business does not achieve its objectives or its product development program is delayed, it could have an adverse affect on Novogen’s share price.
The trading price of the shares of the Company’s common stock and ADRs is highly volatile. Your investment could decline in value and the Company may incur significant costs from class action litigation.

The trading price of the Company’s common stock and ADRs is highly volatile in response to various factors, many of which are beyond the Company’s control, including:
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
In addition, equity markets in general and the market for biotechnology and life sciences companies in particular, have experienced substantial price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the companies traded in those markets. In addition, changes in economic conditions in Australia, the United States, Europe, or globally, could impact on the Company’s ability to grow profitably. Adverse economic changes are outside the Company’s control and may result in material adverse impacts on the Company’s its business or its results of operations. These broad market and industry factors may materially affect the market price of the Company’s shares and ADRs regardless of its development and operating performance. In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been instituted against that company. Such litigation, if instituted against the Company could cause it to incur substantial costs and divert management’s attention and resources.

Item 4. Information on the Company
History and development of the Company
Novogen Limited, a company limited by shares, was incorporated in March 1994 under the jurisdiction of the laws of New South Wales, Australia. Novogen has its registered office at 140 Wicks Rd, North Ryde, New South Wales 2113. Its telephone number and other contact details are: Phone 61-2-9878-0088; Fax 61-2-9878-0055; and website, www.novogen.com (the information contained in the website does not form part of the Annual Report). The Company’s Ordinary Shares are listed on the Australian Stock Exchange (“ASX”) under the symbol “NRT” and its American Depositary Receipts (ADRs), each representing five ordinary shares, trade on the Nasdaq Global Market under the symbol “NVGN”.
Capital expenditures
The Company made no major investments of a capital nature during fiscal 2006. Future facilities will be developed where appropriate, however, current plant capacity both at the isoflavones extraction plant at Wyong NSW and at the pilot plant at North Ryde NSW are sufficient to meet demand for the short to medium term.
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
Dietary supplements
The Company launched its first dietary supplement product, Promensil™ (“Promensil”), in September 1997 in Australia. Subsequently, the Company has established 100% owned subsidiary companies in the U.S., Canada, the U.K. and The Netherlands to market and distribute its range of dietary supplements. The Company also entered into agency agreements to distribute its dietary supplements in Singapore and South Africa, Indonesia, Austria and Italy. In October 2006 the Company announced that it had licensed the U.S. rights to market Promensil and Trinovin brands to Natrol, Inc.
Promensil, Trinovin and Rimostil are “dietary supplements” that deliver standardized levels of all four isoflavones — daidzein, genistein, formononetin and biochanin. Promensil, Trinovin and Rimostil are listed with the appropriate regulatory bodies in the countries in which they are sold.

During the financial year, the consumer business (dietary supplement products) launched three new product introductions into selected markets including the dietry supplement Promensil Post Menopause into the U.S. market in September 2005, Promensil After Menopause in Canada in January 2006, and a diagnostic Promensil menopause test in Australia in March 2006. These products will be launched progressively into other markets and are targeted to augment the Promensil brand by extending the market to include an after menopause dietary supplement product and menopause test to help women diagnose the symptoms of menopause. Different regulatory requirements will apply for diagnostic tests intended for market in the U.S.
The following table is an analysis of revenue from sales and other sources during the past three fiscal years by categories of activity and by geographical market. Other revenue consists principally of interest income, grants received and royalty receipts. See Note 2 to the Consolidated Financial Statements.
Category of Activity

	2005	2006
	(A$’000)	(A$’000)
Dietary Supplements
Revenue	13,404	13,500
Other income	1,299	873

Pharmaceutical research and development
Other income	2,975	3,865

Total Revenue	17,678	18,238

Geographical Markets

	2005	2006
	(A$’000)	(A$’000)
Revenue
Australasia	4,646	5,166
UK & Europe	2,518	2,614
US & Canada	6,240	5,720

	13,404	13,500

Other income
Australasia	3,877	4,159
UK & Europe	80	4
US & Canada	317	575

	4,274	4,738

Total Revenue	17,678	18,238

Revenue
The Group earned gross revenues for the year ended June 30, 2006 of A$18.2 million versus A$17.7 million in the previous corresponding period, an increase of A$0.5 million. The increase in revenue was due to increased sales of the Company’s consumer products which were A$13.5 million for the year ended June 30, 2006 compared with A$13.4 million for the previous year, an increase of A$0.1 million or 1%. Other income increased by A$0.4 million to A$4.7 million verses A$4.3 million for the previous corresponding period. The increase in other income was mainly due to increased government grant income through the Pharmaceutical Partnership Program and an increase in revenue received from litigation settlements from our consumer products patent defence activities.
Consumer product sales
Sales in Australasia for the year ended June 30, 2006 were A$5.2 million, an increase of A$0.6 million or 13% from A$4.6 million for the previous year. Sales in North America were, A$5.7 million, a reduction of A$0.5 million or 8% from A$6.2 million for the previous year. Sales in Europe of A$2.6 million for the year were up slightly by A$0.1 million from A$2.5 million for the previous corresponding period.

During the financial year, the consumer business launched three new product introductions into selected markets including Promensil Post Menopause into the U.S. market in September 2005, Promensil After Menopause in Canada in January 2006 and a Promensil menopause test in Australia in March 2006. These products will be launched progressively into other markets and are targeted to augment the Promensil brand by extending the market to include an after menopause product and menopause test to help women diagnose the symptoms of menopause.
Sales levels of our consumer products in Australia, Canada and to a lesser extent in Europe, have continued to benefit from our targeted promotional programs. Sales in the U.S. market were affected by the market decline in the natural menopause product market of 18%. This decline was due to reduced advertising and sales and marketing effort across the sector and increased competition from hormone replacement therapy (“HRT”) products which appear to be regaining some of the markets which were impacted by the recent controversies surrounding safety issues. In October 2006, the Company licensed the U.S. rights to market Promensil and Trinovin brands to Natrol, Inc. The Company will continue to position its products as the most clinically trialled natural alternatives in the menopause market.
Product Research and Development.
Cardiovascular drug development
In September 2005, the Company announced that its cardiovascular drug transNV-04 had demonstrated significant reduction in blood pressure and reduced arterial stiffness in a Phase Ib human clinical trial in Australia. TransNV-04 was administered to 25 middle aged men and women who were overweight and had suffered from at least two complications of fatness (overweight), abnormal blood fats, high blood glucose or raised blood pressure. The trial results showed that arterial stiffness was reduced and that blood pressures, both systolic and diastolic, were lowered significantly.
Anti-inflammatory drug development
In March 2006, the Company announced that the anti-inflammatory drug NV-52 which is being developed for inflammatory bowel disease had completed a Phase I human clinical trial in Australia. Six patients were given a single oral dose. The study was designed to demonstrate safety and the mechanics of the drugs accumulation and elimination in human subjects. The rapid absorption indicates a potential as an oral therapy.
Cancer drug development
The Company has established a subsidiary company, Marshall Edwards, Inc. (“MEI”) to develop and commercialize its anti-cancer drug candidates. MEI was listed on the Alternative Investment Market of the London Stock Exchange in May 2002 and on the Nasdaq Global Market in December 2003. In January, 2006, MEI voluntarily cancelled the trading of its common stock on the Alternative Investment Market of the London Stock Exchange.

Phenoxodiol
The Group’s lead anti-cancer drug, phenoxodiol, continued its clinical development program through MEI. Phenoxodiol is currently being evaluated for the treatment of prostate cancer, ovarian cancer and squamous cell carcinomas (SCC) of the cervix, vagina and vulva.
In May 2006, MEI completed a SPA and agreement with the FDA on a pivotal Phase III study of phenoxodiol as a chemo-sensitizing agent in combination with carboplatin in women with platinum-resistant ovarian cancer. The SPA process allows for FDA evaluation of a clinical trial protocol that will form the basis of an efficacy claim for a marketing application, and provides an agreement that the study design, including patient numbers, clinical endpoints and analyses are acceptable to the FDA. As a Fast Track product, phenoxodiol will be eligible for accelerated approval and priority review by the FDA of the future marketing application for this indication.
During fiscal year 2006, MEI also made significant progress in the clinical development of phenoxodiol including:
•	In March 2006, MEI announced that Yale researchers presented data at the Annual Meeting on Women’s Cancer. The data was from the study conducted at Yale – New Haven Hospital, Connecticut, U.S. as well as the Royal Women’s Hospital, Melbourne, Australia, The Yale researchers reported that 74 percent of patients with late-stage, platinum-resistant tumors who received the phenoxodiol and cisplatin combination showed evidence of a change in tumor growth by way of either tumor shrinkage or no increase in tumor size.

•	In November 2005, MEI announced plans for a Phase Ib/IIa clinical study of the investigational anti-cancer drug, phenoxodiol in combination with docetaxel for women with recurrent ovarian cancer. The investigator-initiated clinical study is taking place at the Yale University School of Medicine and is supported jointly by Sanofi-Aventis and MEI.

•	In November 2005, MEI announced that phenoxodiol delays tumor progression in men suffering from late-stage hormone refractory prostate cancer. This study is being conducted at the Sir Charles Gairdner Hospital in Perth, Australia and was presented at the International Conference on Molecular Targets and Cancer Therapeutics in Philadelphia.

•	Also in November 2005, MEI announced at the International Conference on Molecular Targets and Cancer Therapeutics in Philadelphia, that Yale University’s School of Medicine reported a further update on results from a clinical study conducted with women with early-stage cancer of the cervix and vagina. The data presented by Yale researchers indicates continuing confidence that the investigational drug phenoxodiol produces anti-cancer responses in women with cervical cancer.

•	In October 2005, MEI announced updated results from two clinical studies, conducted at Yale University’s School of Medicine, involving women with late-stage ovarian cancer and women with early-stage cancer of the cervix and vagina. Interim data, for women with late stage ovarian cancer, presented by Dr Gil Mor at the 11th World Congress of the International Menopause Society, meeting in Buenos Aires, Argentina, indicated that after combining phenoxodiol with either paclitaxel or cisplatin, overall survival had been substantially extended.
In May 2006 the Company concluded with MEI’s wholly owned subsidiary, Marshall Edwards Pty Limited (“MEPL”), an exclusive, worldwide non-transferable licence under its patent and patent applications and in its know how for MEPL to conduct clinical trials, commercialize and distribute the anti-cancer drug candidates, NV-196 and NV-143.
NV-196, is a synthetic anti-cancer compound developed by Novogen, based on an isoflavan ring structure and like phenoxodiol, is a signal transduction inhibitor. Preliminary screening studies conducted by Novogen have identified NV-196 as a candidate for product development showing a favorable in vitro toxicity profile against normal cells and broad activity against cancer cells. NV-196 is currently in Phase I human testing in Australia and is being developed initially in oral form for the treatment of pancreatic and bile duct cancers.
NV-143 is currently in pre-clinical testing and preliminary screening studies have identified broad anti-cancer activity, against cancer cells representative of melanoma, glioma, prostate, ovarian, breast and lung cancer. NV-143 also exhibits broadly acting chemosensitizing activity. The mechanisms by which NV-143 elicits its anti-cancer/chemosensitizing effect are being researched. NV-143 is being initially developed to target the treatment of melanoma.
Novogen currently owns 78.1% of Marshall Edwards, Inc.
Wound healing
In May 1999 the Company established Glycotex, Inc., a U.S. subsidiary of Novogen Inc., to provide a commercial vehicle for Novogen’s glucan technology.
Novogen currently owns 84.3% of Glycotex Inc.
Source and Availability of Raw Materials
Isoflavones
Two major manufacturing considerations are supply of raw materials (red clover) and isoflavone extraction capacity.

Red clover is grown under contract by farmers experienced in red clover growing. As part of a risk reduction strategy, red clover is grown in a number of areas of geographical and climatic diversity in three Australian states (New South Wales, Victoria and South Australia). For cost reasons, red clover is no longer grown in the South Island of New Zealand. The current growing capacity is judged to exceed projected demand for the foreseeable future.
The existing isoflavone extraction facility at Wyong NSW is currently meeting existing demand for product. More recently, the Company has entered into a contract with a third party supplier of isoflavones to augment its supply of quality isoflavones for use in the consumer products. The Company currently uses contract formulators and packers in Australia to tablet and to pack the final product.
Phenolic Compounds
The synthetic phenolic compounds used in the Company’s pre-clinical and clinical trials are currently being manufactured at the pilot facility located at North Ryde. The facility manufactures phenoxodiol, cardiovascular program compounds and anti-inflammatory compounds and will provide sufficient product for pre-clinical and initial clinical trial purposes. The Company has taken the strategic decision not to manufacture commercial scale Active Pharmaceutical Ingredients (API) for cancer drugs, including phenoxodiol, as these can be more economically supplied by third parties with particular expertise in this area. The contract facilities that have been identified are registered with the FDA as drug manufacturing establishments, have a track record of large scale API manufacture and have already invested in capital and equipment.
MEPL has entered into contracts with third parties to develop a scalable manufacturing method to ensure that sufficient quantities of phenoxodiol can be manufactured in compliance with cGMP (Current Good Manufacturing Practices) and to complete the analytical and stability work necessary for an NDA submission. An NDA will be submitted if the Phase III study is successful, and approval of the NDA is required to market phenoxodiol. The Company will need to arrange similar contracts in the future to secure the supply of NV-196 and NV-143.
Marketing Channels
The Company is currently marketing dietary supplement products for people whose intake of isoflavones is inadequate.
The marketing strategy is for the Company to continue to be responsible for the direct marketing of its current and proposed dietary supplement products in Australia, New Zealand, Canada and selected European countries. The Company will rely on distributors and other third parties for the sale of the Company’s dietary supplements in other countries and regions. The Company has entered into agency distribution agreements in Singapore, South Africa, Austria, Ireland and Italy and licensed the U.S. rights to Promensil and Trinovin.

Patent Protection
The first and most important area of the intellectual property (“IP”) of the Company is based upon the understanding that an important function of isoflavones in the diet is to act as “pro-hormones”, leading to the formation of a previously undiscovered class of hormones known as “phenolic hormones”. The Company’s discovery that these isoflavonoid-derived phenolic compounds have biological activity is the basis of the Company’s drug discovery and development program. A number of these phenolic compounds have been identified by the Company as offering significant commercial potential as new pharmaceuticals and these are currently under development. The Company has PCT (Patent Cooperation Treaty) patent applications pending relating to these compounds and a wide range of therapeutic applications.
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
The Company pursues an aggressive patent application filing strategy, filing PCT patent applications which can be used to pursue patent protection in countries with significant markets for our products. All current patent applications are filed in the name of or assigned to either Novogen Inc., Novogen’s wholly-owned U.S. subsidiary, or Novogen Research Pty Ltd, one of Novogen’s wholly-owned Australian subsidiaries.
The Company believes that the protection of its intellectual property is fundamental to the success of its businesses. During the year the Company commenced a number of patent infringement litigation proceedings against companies which were in breach of certain patents. The Company has received A$613,000 in settlement fees resulting from actions resolved in Canada and the U.S. The Company is continuing to prosecute its IP rights and in June announced that the Vienna Commercial Court had upheld a provisional injunction against an Austrian company, APOtrend. The Company has provided a guarantee to the value of 250,000 Euros with the court to confirm its commitment to the ongoing enforcement process.
Intellectual property development
During the past fiscal year 16 patents were granted to the Company which relate to the Company’s technology and products. The areas with expanding patent cover include isoflavone formulation and uses, synthetic drug compounds and their use, and a novel food product.

Europe
Patent # 1049451	Compositions and methods for protecting skin from UV induced immunosuppresion and skin damage

Australia
Patent # 2002238278	Dimeric Isoflavones

USA
Patent # 7033621	Preparation of isoflavones from legumes
Patent # 6987098	Health supplements containing phyto-oestrogen, analogues or metabolites thereof

Czech
Patent # 295625	Therapeutic methods and compositions involving isoflavones

Singapore
Patent # 86589	Compositions and therapeutic methods involving isoflavones and methods thereof
Patent # 97715	Regulation of lipids and/or bone density and compositions thereof

Sweden
Patent # 526737	Compositions and methods for protecting skin from UV induced immunosuppresion and skin damage

South Africa
Patent # 2001/6502	Production of isoflavone derivatives
Patent # 2003/5091	Regulation of lipids and/or bone density and compositions thereof

China
Patent # 222038	Preparation of isoflavones from legumes
Patent # ZL01804008.X	Food product and process

Israel
Patent # 138129	Therapy of estrogen-associated disorders
Patent # 136784	Compositions and methods for protecting skin from UV induced immunosuppresion and skin damage

New Zealand
Patent # 528067	Dimeric Isoflavones
Patent # 538323	Production of isoflavone derivatives

These grants bring the number of Company patents granted in the U.S. and abroad to 61 as compared to 45 patents granted at the end of fiscal year 2005.
Trademark Protection
The Company also seeks IP protection through trademark registration of product names and corporate logos. The Company has an active program of registering all product trademarks in significant markets.
Licensing Arrangements
In 1997, the Company granted an exclusive license for the use of soy under three Novogen patent applications to Dupont Protein Technologies, Inc. (“PTI”) and PTI’s subsequent joint venture with Bunge now called Solae LLC. During fiscal 2005, this licence was transferred to Archer Daniels Midland Company (ADM). Under the terms of the transfer, ADM assumes the rights and obligations formally held by Solae, including the obligation for royalty and milestone payments under the terms of the licence. In fiscal 2005, the Company received A$1.7 million royalty in line with the Company’s licence agreement with “The Solae Company” (licence transferred to ADM) and A$0.2 million Licence fees received from Melbrosin International GmbH & Co under the terms of a licence agreement resulting from the granting to Novogen of certain patents relating to our consumer business. In fiscal 2006, the Company received $A1.2 million from ADM and $A0.5 million from Melbrosin International GmbH & Co. See “Item 5. Operating and Financial Review and Prospects – Operating Results – Fiscal 2006 v. Fiscal 2005.”
Australian Government
The activities of the Company are subject to numerous Australian laws and regulations, including those described below.
The Australian Corporations Law is the main body of law governing companies incorporated in Australia, such as Novogen and its Australian subsidiaries. The Australian Securities and Investments Commission (“ASIC”) is an Australian Government organization that administratively enforces legislation covering matters such as directors’ duties and responsibilities, preparation of accounts, auditor control, issue and transfer of shares, control of shareholders’ meetings, rights of minority interests, amendments to capital structure, preparation and filing of public documents such as annual reports, changes in directors and changes to capital.
The Australian Stock Exchange (“ASX”) imposes listing rules on all listed companies, such as Novogen. The rules cover issues such as continuous and immediate disclosure to the market of relevant information, periodic financial reporting and the prior approval of reports to shareholders.

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
The first phase of evaluation, known as the Application Entry Process, is usually a short period during which an application is assessed on an administrative level to ensure that it complies with the basic guidelines. The TGA must decide within at least 40 working days whether it will accept the application for evaluation.
Once an application is accepted for evaluation, aspects of the data provided are allocated to evaluators within the different relevant sections, who prepare evaluation reports. Following evaluation, the chemistry and quality control aspects of a product may be referred to a sub-committee of the Australian Drug and Evaluation Committee, or ADEC, to review the relevant evaluation reports. The evaluation reports (along with any resolutions of the ADEC sub-committee) are then sent to the sponsoring company who then has the opportunity to comment on the views expressed within the evaluation report, provide corrections and to submit supplementary data to address any issues raised in the evaluation reports.
Once the evaluations are complete, the TGA prepares a summary document on the key issues on which advice will be sought from the ADEC. This summary is sent to the sponsoring company which is able to submit a response to the ADEC dealing with issues raised in the summary and those not previously addressed in the evaluation report. The ADEC provides independent advice on the quality, risk-benefit, effectiveness and access of the drug and conduct medical and scientific evaluations of the application. The ADEC’s resolutions are provided to the sponsoring company 5 working days after the ADEC meeting.

The TGA takes into account the advice of the ADEC in reaching a decision to approve or reject a product. Any approval for registration on the ARTG may have conditions associated with it.
From the time that the TGA accepts the initial application for evaluation, the TGA must complete the evaluation and make a decision on the registration of the product within at least 255 working days. The TGA also has a system of priority evaluation for products that meet certain criteria, including where the product is a new chemical entity that it is not otherwise available on the market as an approved product, and is for the treatment of a serious, life-threatening illness for which other therapies are either ineffective or not available.
Promensil and Trinovin’s regulatory status is currently under review by the TGA in Australia. In 2004, the Company was notified by the TGA that it was reviewing the listing status of its dietary supplements products in Australia. These products are currently listed as “AUSTL” listed complementary medicine under regulations of the TGA. Following the completion of this review, these products could retain this status or be de-listed in Australia. The Company believes that its products qualify for their current listing status as “AUSTL” listed complementary medicine. However, no assurance can be given that the TGA will ultimately reach this conclusion. In the event of an adverse determination by the TGA, the Company will consider what further options are available to it. Refer to “Risk Factors” for further details.
U.S. Regulatory Requirements
The FDA, and comparable regulatory agencies in other countries, regulate and impose substantial requirements upon the research, development, pre-clinical and clinical testing, labeling, manufacture, quality control, storage, approval, advertising, promotion, marketing, distribution and export of pharmaceutical products including biologics, as well as significant reporting and record-keeping obligations. State governments may also impose obligations in these areas.
In the United States, pharmaceutical products are regulated by the FDA under the Federal Food Drug and Cosmetic Act or FDCA and other laws including in the case of biologics, the Public Health Service Act. We believe, but cannot be certain, that our products will be regulated as drugs by the FDA. The process required by the FDA before drugs may be marketed in the United States generally involves the following:
•	pre-clinical laboratory evaluations, including formulation and stability testing, and animal tests performed under the FDA’s Good Laboratory Practices regulations to assess potential safety and effectiveness;

•	submission and approval of an Initial New Drug Application (“IND”), including results of pre-clinical tests, manufacturing information and protocols for clinical tests, which must become effective before clinical trials may begin in the United States;

•	obtaining approval of Institutional Review Boards to administer the products to human subjects in clinical trials;

•	adequate and well-controlled human clinical trials to establish the safety and efficacy of the product for the product’s intended use;

•	development of manufacturing processes which conform to FDA current Good Manufacturing Practices, or cGMPs, as confirmed by FDA inspection;

•	submission of pre-clinical and clinical test results, and chemistry, manufacturing and controls information on the product to the FDA in a NDA; and

•	FDA review and approval of an NDA, prior to any commercial sale or shipment of a product.
The testing and approval process requires substantial time, effort, and financial resources, and we cannot be certain that any approval will be granted on a timely basis, if at all.
The results of the pre-clinical tests, together with initial specified manufacturing information, the proposed clinical trial protocol, and information about the participating investigators are submitted to the FDA as part of an IND, which must become effective before we may begin human clinical trials in the U.S. Additionally, an independent Institutional Review Board must review and approve each study protocol and oversee conduct of the trial. An IND becomes effective 30 days after receipt by the FDA, unless the FDA, within the 30-day period, raises concerns or questions about the conduct of the trials or information in the IND and imposes a clinical hold. If the FDA imposes a clinical hold, the IND sponsor must resolve the FDA’s concerns before clinical trials can begin. Pre-clinical tests and studies can take several years to complete, and there is no guarantee that an IND we submit based on such tests and studies will become effective within any specific time period, if at all.
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

• Phase III: When Phase II studies demonstrate that a specific dosage range of the drug is likely to be effective and the drug has an acceptable safety profile, controlled, large-scale therapeutic Phase III trials are undertaken at multiple study sites to demonstrate clinical efficacy and to further test for safety in an expanded patient population.
We cannot be certain that we will successfully complete Phase I, Phase II, or Phase III testing of our products within any specific time period, if at all. Furthermore the FDA, the Institutional Review Board or we may suspend or terminate clinical trials at any time on various grounds, including a finding that the subjects or patients are being exposed to an unacceptable health risk.
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
Each NDA must be accompanied by a user fee, pursuant to the requirements of the Prescription Drug User Fee Act, or PDUFA, and its amendments. According to the FDA’s fee schedule, effective on October 1, 2006 for the fiscal year 2007, the user fee for an application requiring clinical data, such as an NDA, is $896,200. The FDA adjusts the PDUFA user fees on an annual basis. PDUFA also imposes an annual product fee for prescription drugs and biologics ($49,750), and an annual establishment fee ($313,100) on facilities used to manufacture prescription drugs and biologics. A written request can be submitted for a waiver for the application fee for the first human drug application that is filed by a small business, but there are no small business waivers for product or establishment fees. We are not at the stage of development with our products where we are subject to these fees, but they are significant expenditures that will be incurred in the future and must be paid at the time of application submissions to FDA.
Satisfaction of FDA requirements typically takes several years. The actual time required varies substantially, based upon the type, complexity, and novelty of the pharmaceutical product, among other things. Government regulation imposes costly and time-

consuming requirements and restrictions throughout the product life cycle and may delay product marketing for a considerable period of time, limit product marketing, or prevent marketing altogether. Success in pre-clinical or early stage clinical trials does not ensure success in later stage clinical trials. Data obtained from pre-clinical and clinical activities are not always conclusive and may be susceptible to varying interpretations that could delay, limit, or prevent marketing approval. Even if a product receives marketing approval, the approval is limited to specific clinical indications. Further, even after marketing approval is obtained, the discovery of previously unknown problems with a product may result in restrictions on the product or even complete withdrawal of the product from the market.
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
The FDCA includes provisions designed to facilitate and expedite the development and review of drugs and biological products intended for treatment of serious or life-threatening conditions that demonstrate the potential to address unmet medical needs for such conditions. These provisions set forth a procedure for designation of a drug as a “Fast Track product.” The Fast Track designation applies to the combination of the product and specific indication for which it is being studied. A product designated as Fast Track is ordinarily eligible for additional programs for expediting development and review, but products that are not in Fast Track drug development programs may also be able to take advantage of these programs. These programs include priority review of NDAs and accelerated approval. Drug approval under the accelerated approval regulations may be based on evidence of clinical effect on a surrogate endpoint that is reasonably likely to predict clinical benefit. A postmarketing clinical study will be required to verify clinical benefit, and other restrictions to assure safe use may be imposed.
Under the Drug Price Competition and Patent Term Restoration Act of 1984 (the “Patent Act”), a sponsor may obtain marketing exclusivity for a period of time following FDA approval of certain drug applications, regardless of patent status, if the drug is a new chemical entity or if new clinical studies were required to support the marketing application for the drug. This marketing exclusivity prevents a third party from obtaining FDA approval for an identical or nearly identical drug under an Abbreviated New Drug Application (“ANDA”) or a “505(b)(2) New Drug Application.” The statute also allows a patent owner to obtain an extension of applicable patent terms for a period equal to one-half the period of time elapsed between the filing of an IND and the filing of the corresponding NDA plus the period of time between the filing of the NDA and FDA approval, with a five year maximum patent extension. We cannot be certain that Novogen will be able to take advantage of either the patent term extension or marketing exclusivity provisions of these laws.
The Best Pharmaceuticals for Children Act, signed into law on January 4, 2002, provides an additional six months of marketing exclusivity for new or marketed drugs, for which specific pediatric studies were conducted at the written request of the FDA. On December 3, 2003, the Pediatric Research Equity Act was signed into law, authorizing the FDA to require pediatric studies for drugs and biological products to ensure the drugs’ or products’ safety and effectiveness in children. This Act required that NDAs or supplements to NDAs contain data assessing the safety and effectiveness for the claimed indication in all relevant pediatric subpopulations. Dosing and administration must be supported for each pediatric subpopulation for which the drug is safe and effective. The FDA may grant deferrals for submission of data, or full or partial waivers.

European Union Regulatory Requirements
Outside the United States, our ability to market our products will also be contingent upon receiving marketing authorizations from the appropriate regulatory authorities and compliance with applicable post-approval regulatory requirements. Although the specific requirements and restrictions vary from country to country, as a general matter, foreign regulatory systems include risks similar to those associated with FDA regulation, described above. Under EU regulatory systems, marketing authorizations may be submitted either under a centralized or a national procedure. Under the centralized procedure, a single application to the European Medicines Agency (EMEA) leads to an approval granted by the European Commission which permits the marketing of the product throughout the EU. The centralized procedure is mandatory for certain classes of medicinal products, but optional for others. For example, all medicinal products developed by certain biotechnological means, and those developed for cancer and other specified diseases and disorders, must be authorized via the centralized procedure. We assume that the centralized procedure will apply to our products that are developed by means of a biotechnology process. The national procedure is used for products that are not required to be authorized by the centralized procedure. Under the national procedure, an application for a marketing authorization is submitted to the competent authority of one member state of the EU. The holders of a national marketing authorization may submit further applications to the competent authorities of the remaining member states via either the decentralized or mutual recognition procedure. The decentralized procedure enables applicants to submit an identical application to the competent authorities of all member states where approval is sought at the same time as the first application, while under the mutual recognition procedure, products are authorized initially in one member state, and other member states where approval is sought are then requested to recognize the original authorization based upon an assessment report prepared by the original authorizing competent authority. Both the decentralized and mutual recognition procedures should take no longer than 90 days, but if one member state makes an objection, which under the legislation can only be based on a possible risk to human health, the application will be automatically referred to the Committee for Medicinal Products for Human Use (CHMP) of the EMEA. If a referral for arbitration is made, the procedure is suspended. However, member states that have already approved the application may, at the request of the applicant, authorize the product in question without waiting for the result of the arbitration. Such authorizations will be without prejudice to the outcome of the arbitration. For all other concerned member states, the opinion of the CHMP, which is binding, could support or reject the objection or alternatively could reach a compromise position acceptable to all EU countries concerned. The arbitration procedure may take an additional year before a final decision is reached and may require the delivery of additional data.
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
The conduct of clinical trials in the European Union is governed by the European Clinical Trials Directive (2001/20/EC), which was implemented in May 2004. This Directive governs how regulatory bodies in member states control clinical trials. No clinical trial may be started without a clinical trial authorization granted by the national competent authority and favorable ethics approval.
Dietary Supplements
The Company’s products, Promensil, Trinovin and Rimostil are classified as “dietary supplements”. “Dietary supplements”, although subject to the FDCA, are treated differently than pharmaceuticals and are the subject of recent legislation known as the Dietary Supplement Health and Education Act of 1994 (the “Dietary Supplement Act”). The Dietary Supplement Act defines dietary supplements, and regulates claims and labeling of dietary supplements. Under the Dietary Supplement Act, a company is responsible for determining that the dietary supplements it manufactures or distributes are safe, and that any representations or claims made about them are substantiated by adequate evidence to show that they are not false or misleading. The FDA has published a proposed rule for cGMP regulations for dietary supplements. The Company believes that Promensil, Trinovin and Rimostil, the products of the Company currently sold in the U.S., comply with the claims, labeling and other rules relating to dietary supplements. The products are formulated and packaged by a contract manufacturer in the U.S. which informed the Company that it is compliant with the FDA’s proposed cGMP requirements. The active bulk ingredients for Promensil, Trinovin and Rimostil are produced by the Company at its production facility which is certified by the TGA as adhering to cGMP for Australia.
Organizational Structure
Corporate Structure
Novogen Limited is a company limited by shares and is incorporated and domiciled in Australia. Novogen Limited and its controlled entities “Novogen” or “Group” have prepared a consolidated financial report incorporating the entities that it controlled during the financial year, which included the following controlled entities:

Name of Entity	Country of Incorporation	Ownership %
Novogen Laboratories Pty Ltd	Australia	100
Novogen Research Pty Ltd	Australia	100
Central Coast Properties Pty Ltd	Australia	100
Phytosearch Pty Ltd	Australia	100
Phytogen Pty Ltd	Australia	100
Glycotex Pty Ltd	Australia	100
Norvogen Pty Ltd	Australia	100

Name of Entity	Country of Incorporation	Ownership %
Novogen Inc	USA	100
Glycotex Inc	USA	84.3
Novogen Limited (U.K.)	U.K.	100
Promensil Limited	U.K.	100
Novogen BV	Netherlands	100
Novogen Canada Limited	Canada	100
Marshall Edwards Inc	USA	86.9
Marshall Edwards Pty Limited*	Australia	86.9

*	Indirect ownership through Marshall Edwards, Inc.
Property, Plants and Equipment
The Company’s major isoflavone extraction manufacturing plant is located in Wyong in New South Wales. This plant is used to manufacture the active raw material used in the Company’s dietary supplement products. The Company owns the land and buildings at Wyong site which covers an area of approximately 3.37 hectares. The Company also owns the equipment used in the extraction process and laboratories. The manufacturing capacity of the Wyong extraction and manufacturing facility is adequate to produce the forecasted isoflavone extract requirements for at least the next two years.
The pilot plant used for the manufacture of the phenoxodiol clinical trial material and other pharmaceutical product candidates is located in the Company’s leased premises in North Ryde, Sydney. The North Ryde premises occupies 1,088 square meters. These premises are also used as Novogen’s corporate headquarters. The Company owns the equipment used in the pilot plant. The plant has enough capacity to produce clinical trial quantities up to Phase II of the Company’s product candidates.
Item 4A. Unresolved Staff Comments
None
Item 5. Operating and Financial Review and Prospects
The following discussion and analysis should be read in conjunction with “Item 18. Financial Statements” included below. Operating results are not necessarily indicative of results that may occur in future periods. This discussion and analysis contains forward-looking statements that involve risks uncertainties and assumptions. The actual results may differ materially from those anticipated in the forward-looking statements as a result of many factors including, but not limited to, those set forth under “Forward-Looking Statements” and “Risk Factors” in Item 3. “Key Information” included above in this Annual Report. All forward-looking statements included in this document are based on the information available to us on the date of this document and we assume no obligation to update any forward-looking statements contained in this Annual Report.

Application of Critical Accounting Policies
The summary of significant accounting policies are described in Note 1 to the Consolidated Financial Statements under Item 18 of this Annual Report. A reconciliation of operating results to U.S. generally accepted accounting principles (“US GAAP”) is included in Note 24 to the Consolidated Financial Statements under Item 18 of this Annual Report.
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
Research and development expenses
The directors do not consider the development programs to be sufficiently advanced to reliably determine the economic benefits and technical feasibility to justify capitalisation of development costs. These costs have been recognised as an expense when incurred.
Share-based payment transactions
The Group measures the cost of equity-settled transactions with employees by reference to the fair value of equity instruments at the date at which they are granted. The fair value is determined using a binomial model, using the assumptions detailed in Note 10.

Impairments
The Group assesses impairment at each reporting date by evaluating conditions specific to the Group that may lead to impairment of assets. Where an impairment trigger exists, the recoverable amount of the asset is determined. Value-in-use calculations performed in assessing recoverable amounts incorporate a number of key estimates.
Results of Operations
The following table provides a summary of revenues and expenses to supplement the more detailed discussions below:
INCOME STATEMENTS
for the year ended June 30, 2006

	Notes	2006	2005	2006
		A$’000	A$’000	US$’000
Continuing Operations
Revenue	2	13,500	13,404	10,021
Cost of sales		(5,445)	(4,666)	(4,042)

Gross profit		8,055	8,738	5,979

Other income	2	4,738	4,274	3,517

Research & development expenses		(12,014)	(10,217)	(8,918)
Selling & promotional expenses		(9,013)	(8,411)	(6,690)
Shipping and handling expenses		(556)	(444)	(413)
General and administrative expenses		(8,769)	(6,566)	(6,509)
Other Expenses		(301)	—	(223)
Finance costs		(52)	(56)	(39)

Loss before income tax	2	(17,912)	(12,682)	(13,296)

Income tax expense	3	(1)	(2)	(1)

Loss for the period		(17,913)	(12,684)	(13,297)

Loss attributable to minority interest		1,693	1,152	1,257

Loss attributable to members of Novogen Limited		(16,220)	(11,532)	(12,040)

Operating Results – Fiscal 2006 v Fiscal 2005
Revenue
The Group earned gross revenues for the year ended June 30, 2006 of $18.2 million versus $17.7 million in the previous corresponding period, an increase of $0.5 million. The increase in revenue was due to increased sales of the Company’s consumer products which were $13.5 million for the year ended June 30, 2006 compared with $13.4 million for the previous year, an increase of $0.1 million or 1%. Other income increased by $0.4 million to $4.7 million verses $4.3 million for the previous corresponding period. The increase in Other income was mainly due to increased government grant income through the Pharmaceutical Partnership Program and an increase of A$0.5 million in revenue received from litigation settlements from our consumer products patent defence activities.
Total revenue, adjusted for U.S. GAAP, remained constant at A$15.9 million in fiscal 2006 and 2005. Revenue under U.S. GAAP is reduced by certain trade promotions which are treated as discounts to Sales Revenue. These trade promotion expenditures are treated as a marketing expense under AIFRS. Other Revenue under U.S. GAAP is also reduced by interest revenue being recognized in Other Income whereas under AIFRS interest income is recognized in Other Operating Revenue. See Note 24 “Differences between AIFRS and U.S. GAAP” for detailed U.S. GAAP formatted Statement of Financial Performance.
Consumer product sales
Sales in Australasia for the year ended June 30, 2006 were $5.2 million, an increase of $0.6 million or 13% from $4.6 million for the previous year. Sales in North America were, $5.7 million, a reduction of $0.5 million or 8% from $6.2 million for the previous year. Sales in Europe of $2.6 million for the year were up slightly by $0.1 million from $2.5 million for the previous corresponding period.
During the financial year, the consumer business launched three new product introductions into selected markets including Promensil Post Menopause into the U.S. market in September 2005, Promensil After Menopause in Canada in January 2006 and a Promensil menopause test in Australia in March 2006. These products will be launched progressively into other markets and are targeted to augment the Promensil brand by extending the market to include an after menopause product and menopause test to help women diagnose the symptoms of menopause.
Sales levels of our consumer products in Australia, Canada and to a lesser extent in Europe, have continued to benefit from our targeted promotional programs. Sales in the U.S. market were affected by the market decline in the natural menopause product market of 18%. This decline was due to reduced advertising and sales and marketing effort across the sector and increased competition from hormone replacement therapy (“HRT”) products which appear to be regaining some of the markets which were impacted by the recent controversies surrounding safety issues. In October 2006, the Company licensed the U.S. rights to Promensil and Trinovin brands to Natrol, Inc. The Company will continue to position its products as the most clinically trialled natural alternatives in the menopause market.
Costs and Expenses
Total expenses before interest and tax increased by $5.8 million to $36.1 million for the year ended June 30, 2006 from $30.3 million for the previous year. Cost of sales increased by $0.8 million, reflecting lower production volumes. Selling and promotional expenses increased by $0.6 million to $9.0 million. The increase was associated with the expenses incurred to fund new product launches and to continue our targeted promotional program. Research and development expenses were $12.0 million, an increase of $1.8 million from $10.2 million for the same period last year, reflecting the costs associated with progressing the pre-clinical and clinical development program including the anti-cancer program being conducted by MEI and manufacturing scale-up costs associated with phenoxodiol. General and administrative expenses were $8.8 million an increase of $2.2 million from $6.6 million for the same period last year. The increased costs included the costs associated with the withdrawn registration statement for Glycotex, Inc. of $1.0 million, $0.2 million increase in share based payments to employees and consultants and increases in other corporate costs.
Net loss
The operating loss attributable to Novogen shareholders for the fiscal year, after allowing for losses attributable to minority interests of $1.7 million, increased by $4.7 million to $16.2 million from a loss of $11.5 million for the previous year.
The net loss from ordinary activities after income tax for the consolidated group for the year ended June 30, 2006 increased by $5.2 million to $17.9 million from $12.7 million for the previous year. The increase in the Company’s net loss for the year ended June 30, 2006 was due to higher cost of goods due to reduced production volumes, higher sales and marketing expenditure, increased research and development costs and additional administration and general expenses. The increased loss was partly offset by an increase in sales and other revenues.
Liquidity and capital resources
The Company has continued to finance its operations from equity capital.
At June 30, 2006, the Company had cash balances of A$33.5 million, a decrease of A$13.8 million from the previous year’s balance of A$47.3 million. Cash was used to fund the Company’s operations including the clinical trial program for the anti-cancer drug phenoxodiol, being undertaken by MEI. Cash resources were also used to fund the ongoing efforts in the areas of cardiovascular and anti-inflammatory research and development. Cash was also used to supplement the cash flows from the consumer products business and general corporate purposes. At June 30, 2006 the Company held cash balances in U.S. dollars of US$13.2 million.
Marshall Edwards, Inc. post balance date capital raising
On July 11, 2006, MEI entered into a securities purchase agreement with certain accredited investors providing for the placement of 6,329,311 shares of its common stock and warrants exercisable for 2,215,258 shares of its common stock at a purchase price of US$2.90 per unit (PIPE). The warrants have an exercise price of US$4.35 per share, subject to certain adjustments. The warrants may be exercised no less than six months from the closing date and will expire four years from the date of issuance, or July 11, 2010. MEI closed the private placement on July 11, 2006. In conection with the PIPE the Company received proceeds of US$16.9 million net of US$1.5 million commissions and other costs.
On July 11, 2006, MEI entered into a standby equity distribution agreement (SEDA), with Cornell Capital Partners, LP. Under the SEDA, MEI may issue and sell to Cornell shares of its common stock for a total purchase price of up to US$15 million, once a resale registration statement is in effect. MEI has sole discretion whether and when to sell shares of its common stock to Cornell. Cornell will be irrevocably bound to purchase shares of common stock from MEI after MEI sends a notice that it intends to sell shares of common stock to Cornell. Each advance under the SEDA is limited to a maximum of US$1.5 million. Management does not believe that it will access the SEDA until 2007.
The Company invests its cash and cash equivalents in interest bearing facilities with various maturity dates. At the end of fiscal 2006, deposits amounting to A$12.1 million had a weighted average interest rate of 5.78% and cash deposits of A$21.4 million had a weighted average interest rate of 3.65%.
At the end of fiscal 2006, the Company had outstanding interest bearing liabilities in the form of lease liabilities of A$0.1 million. These leases have an average lease term of 4 years. The average interest rate implicit in the leases is 7.75% as compared to 8.33% in fiscal 2005.
The Company has arranged finance lease facilities with St George Bank Limited, an Australian commercial bank, of A$4.0 million, of which A$3.4 million was unused at the end of fiscal 2006.
The Company does not hedge its foreign exchange exposures. The Company, however, continues to minimise foreign exchange risk by having international sales and marketing expenses being denominated in local currencies. See “Item 11 Quantitative and Qualitative Disclosures About Market Risk – Foreign Currency Risk”.
During fiscal 2006, the Company had net cash outflows from operating activities of A$14.4 million. Included in this amount are cash receipts of A$1.5 million of interest received from invested cash balances, A$1.3 million from the proceeds of government grants being primarily the Pharmaceutical Partnerships Program grants for research and development and A$1.2 million royalty received from ADM pursuant to a license agreement between the Company and PTI. See “Item 4. Information on the Company- Business Overview – Clinical Developments — License Agreements”.
It is the opinion of the Company that the current level of working capital is sufficient to meet present requirements. There are no commitments for capital expenditure outstanding at the end of the financial year.
Research and Development
Research and development policy
Expenditure during the research phase of a project is recognised as an expense when incurred. Development costs are capitalised only when technical feasibility studies identify that the project will deliver future economic benefits and these benefits can be measured reliably.
Development costs have a finite life and are amortised on a systematic basis matched to the future economic benefits over the useful life of the project.
The Company spent A$12.0 million on gross R&D expenditure during fiscal 2006. The Company spent A$10.2 million on gross R&D expenditure in fiscal 2005.
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

Trend Information
Sales of the Company’s dietary supplements increased slightly in fiscal 2006 compared to fiscal 2005. Sales levels of our consumer products in Australia, Canada and to a lesser extent in Europe, have continued to benefit from our targeted promotional programs. Sales in the U.S. market were affected by the market decline in the natural menopause product market of 18%. This decline was due to reduced advertising and sales and marketing effort across the sector and increased competition from HRT products which appear to be regaining some of the markets which were impacted by the recent controversies surrounding safety issues. The Company will continue to position its products as the most clinically trialled natural alternatives in the menopause market.
The Company expects to continue its significant expenditure on research and development and the impact on cash resources and results from operations of this expenditure will vary with the extent and timing of the future clinical trial program. It is not possible to make accurate predictions of future operating results.
Off-Balance Sheet Arrangements
The Company does not have any off-balance sheet arrangements.
Table of Contractual Obligations
The following table summarizes our future payment obligation and commitments as at June 30, 2006.

	Payments due by period
In $000’s	Total	Less than 1 year	1-3 years	4-5 years	After 5 years

Operating Leases	1,858	427	1,367	64	—
Finance Leases	15	15	—	—	—
Other Expenditure Commitments *	3,575	3,506	69	—	—

Total Contractual Cash Obligations	5,448	3,948	1,436	64	—

*	represents research and development contracts for services to be rendered.

Item 6. Directors, Senior Management and Employees.
DIRECTORS
The names and details of the Company’s Directors during the financial year and up to the date of this report are as follows. Directors were in office for the entire period unless otherwise stated.
Mr P A Johnston (Chairman)
Mr C Naughton (Managing Director)
Professor G E Kelly (Executive Director) resigned from the Board on September 2, 2005, employment with the Company ceased on October 30, 2006.
Professor P J Nestel
Mr P B Simpson
Dr L C Read
Mr G M Leppinus
Professor AJ Husband (Executive Director) Appointed May 23, 2006
Names, qualifications, experience and special responsibilities
Philip A Johnston Non-Executive Chairman
Dip Eng (Production)
Non-Executive Director since 1997, Mr Johnston was elected chairman of Novogen Limited with effect from January 1, 2001. Mr Johnston has extensive experience in the pharmaceutical industry including 9 years as an Executive Director of Wellcome Australia Limited. He was previously a Director of two subsidiary Companies of GlaxoWellcome. He has had responsibility for production, distribution, quality assurance and consumer product development and has been directly involved in the establishment of strategic alliances and joint ventures. He has completed a number of executive development programs including the University of NSW and the London Business School.
During the last three years Mr Johnston has served as a director and is currently a director of the ASX listed company, Lipa Pharmaceuticals Limited and NASDAQ listed, Novogen subsidiary, Marshall Edwards, Inc. (MEI or Marshall Edwards)
Christopher Naughton Managing Director
BEc, LLB
Managing Director since March 1997, Mr Naughton joined Novogen in 1996 as Commercial Director. Mr Naughton has degrees in Economics from the ANU and in Law from the UNSW. He has completed the Program for Management Development at the Harvard Business School, and is an Attorney in New South Wales. After working in merchant banking, he has spent the last 21 years in the pharmaceutical industry, including appointments as a Director of Wellcome Australia Limited and in worldwide business development with The Wellcome Foundation Limited in the U.K.

During the last three years Mr Naughton has served as Chief Executive Officer (“CEO”) and director and is currently CEO and director for the NASDAQ listed, Novogen subsidiary, Marshall Edwards, Inc.
Professor Paul J Nestel Non-Executive Director
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
During the last three years Professor Nestel has served as a director and is currently a director for the NASDAQ listed, Novogen subsidiary, Marshall Edwards, Inc.
Peter B Simpson Non-Executive Director
MPharm, PhC
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
Dr Leanna C Read Non-Executive Director
BAgSc (Hons), PhD, FTSE, FAICD
Dr Read was appointed Non-Executive Director in September 2003. Dr Read is founder and Managing Director of TGR BioSciences Pty Ltd, an early-stage biotech company that discovers novel therapeutics by high-throughput screening. She has 15 years of experience in leading and managing commercially-related research organisations, including the CRC for Tissue Growth and Repair, and the Child Health Research Institute. Dr Read holds a professorial appointment at Flinders University and the

University of South Australia and has published over 90 scientific papers. Board appointments currently include the Prime Minister’s Science, Engineering and Innovation Council and the Australian Proteome Analysis Facility Inc. Dr Read was a member of the Industry Research and Development Board for six years until 2002 and chaired its Biological Committee. She is a Fellow of the Australian Academy of Technological Sciences and Engineering and has been awarded the inaugural Biotechnology Industry Service Award.
Mr Geoffrey M Leppinus Non-Executive Director
BEc FCA
Non-Executive Director since February 2005, Mr Leppinus was, until July 2002, a Senior Audit and Advisory partner of KPMG with over 30 years experience in professional accounting and auditing. At KPMG he was responsible for the audit of a number of large public companies and the Australian subsidiaries of U.S. listed public corporations. Mr Leppinus has experience in the assessment of systems of internal control over financial reporting and the financial reporting requirements applicable to listed public companies. He has also had a wide range of experience in conducting due diligence for business acquisitions. Mr Leppinus has served as a member of the Australian Auditing Standards Board and member of the State Council of the Institute of Chartered Accountants in Australia.
Professor Alan Husband Executive Director
PhD, DSc, FASM
Professor Husband was appointed as a Director of Novogen Limited on the May 23, 2006. Professor Husband has over 30 years experience in basic and applied scientific research and research management. His academic research interests in immunology and pathology have been reflected in the publication of several books and over 200 scientific papers and he currently holds a professorial appointment at the University of Sydney. These activities in basic and applied research, coupled with experience in the biotechnology industry, provided the foundations for his current appointment as Group Director of Research for the Novogen group of companies, which he has held since 1996. In this position Professor Husband is responsible for the development and commercialisation of the Company’s flavonoid drug technology platform. During this time he has managed the scientific discovery and clinical trial programs, including development of novel oncology, cardiovascular and anti-inflammatory therapeutics as well as wound healing technologies.
Executive Officers’ profiles
David R. Seaton – Chief Financial Officer
B Bus KCAE, M Com UNSW, CPA

Mr. Seaton is a graduate in Business Studies as well as holding a Master of Commerce degree from the University of NSW. He has completed Management Development programs at Northwestern University in Chicago as well as at Duke University and the London Business School. He has had 20 years experience in the pharmaceutical industry and prior to joining Novogen in 1999 was the Finance Director of GlaxoWellcome Australia Ltd. Mr. Seaton was also Finance Director of Wellcome Australia Limited prior to its merger with Glaxo in 1995.
In September 2005, Mr. Seaton was appointed a director and secretary of Glycotex, Inc. Mr Seaton was appointed Chief Financial Officer (“CFO”) of Glycotex, Inc. in November 2006.
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
Ronald L Erratt
FINA
Mr Erratt has been the Company Secretary of Novogen Limited since it floated on the Australian Stock Exchange in 1994. He is also the Company Secretary for all the wholly owned subsidiaries of Novogen. Mr Erratt has over 30 years experience in accounting and commercial roles. Prior to joining Novogen he was the Director of Superannuation

Fund Administration at Towers Perrin, an international firm of Actuaries and Management Consultants.
Compensation
Remuneration Philosophy
Remuneration is assessed for Directors and senior Executives with the overall objective of ensuring maximum stakeholder benefit from the retention of a high quality executive team. The appropriateness and nature of emoluments is assessed by reference to employment market conditions. The performance criteria against which Directors and Executives are assessed have regard to the financial and non-financial objectives of Novogen Limited, however, Directors and senior Executive annual remuneration have no variable performance elements that are directly linked to company performance.
Employee share option plan.
The employee share option plan provides for the issue of options to eligible employees being an employee or Director of the Company or related company. Each option entitles its holder to acquire one fully paid ordinary share and is exercisable at a price equal to the weighted average price of such shares at the close of trading on the Australian Stock Exchange Limited for the five days prior to the date of issue. Options are not transferable. The option lapses if the employee ceases to be an employee during the vesting period. Options vest equally over a four year period from date of grant and expire five years after grant date. There are currently 51 employees eligible for this scheme (2005: 47)
The philosophy behind the employee share option plan is to encourage a level of ownership in the Company by employees and align their interests with those of shareholders. The employee share option plan is modest in scale and is principally designed to foster teamwork and the benefits of pursuing shared goals.
The Company is a small to medium sized research organisation pursuing a significant number of different projects where it relies on its staff being flexible in the way in which they work with their own colleagues together with outside collaborators. The Company’s desire to capitalise on its ability to be flexible and adapt as new information is discovered and new opportunities arise underpins the Company’s business strategies. In this context the Company believes it is inappropriate to have individual performance hurdles tied to share options or other variable remuneration.
The Company believes it has a highly motivated workforce which responds better to the existing remuneration arrangements than the more complex variable systems popular with companies trying to engender individual competition amongst their fellow staff.

All Executive Directors and Executives have the opportunity to qualify for participation in the Employee Share Option Plan after achieving a qualifying service period.
Remuneration committee
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
Remuneration structure
In accordance with best practice corporate governance, the remuneration structure of Non-Executive Directors and Executive Director and senior management are separate and distinct.
Non-Executive director remuneration
The Constitution of the Company and the ASX Listing Rules specify that the aggregate remuneration of Non-Executive Directors shall be determined from time to time by general meeting. An amount not exceeding the amount determined is then divided between the Directors as agreed. The latest determination for Novogen Limited was at the Annual General Meeting held on the October 28, 2005 when the shareholders approved an aggregate remuneration of $560,000. The total Non-Executive Director remuneration of Novogen Limited for the year ended June 30, 2006 utilised $280,000 of this authorised amount.
The amount of aggregate remuneration sought to be approved by shareholders and the manner in which it is apportioned amongst directors is reviewed periodically.
Each Non-Executive Director receives a fee for being a Director of the Company. An additional fee is also paid for each board committee on which a Director sits. The payment of additional fees for serving on a committee recognises the additional time commitment required by Non-Executive Directors who serve on one or more sub committees.
The remuneration of Non-Executive Directors for the period ending June 30, 2006 is detailed in the table below.
Executive and senior manager remuneration
The Remuneration Committee of the Board of Directors is responsible for determining and reviewing compensation arrangements for the Managing Director, Executive Director and senior Executives. The Remuneration Committee assesses the appropriateness of the nature and amount of emoluments of such officers on a periodic basis by reference to relevant employment market conditions with the overall objective of ensuring maximum stakeholder benefit from the retention of a high quality executive team. Such officers are given the opportunity to receive their base emolument in a variety of forms including cash and fringe benefits such as the use of motor vehicles. It is intended that the manner of payment chosen will be optimal for the recipient without creating undue cost for the Group.
All Executive Directors and Executives have the opportunity to qualify for participation in the Employee Share Option Plan after achieving a qualifying service period.
The performance criteria against which Directors and Executives are assessed have regard to the financial and non-financial objectives of Novogen Limited.
Employment contracts
It is the Remuneration Committee policy that employment agreements are entered into with the Chief Executive Officer, the Executive Director, and each of the Executives except for the VP Commercial and Corporate Development. The contracts for service between the Company and the CEO, Executive Director and the Executives are for terms of three years with a notice period of six months. In the event of the Company terminating the employment under the terms of the contract the Company shall pay the pro-rata balance of the unexpired contract term plus an additional amount of one and one half times the then current annual remuneration of the employee. However, the maximum payable on termination by the Company will be three years’ remuneration. The minimum payable on termination by the Company will be eighteen months’ remuneration. The Company may terminate the contracts at anytime without notice if serious misconduct has occurred. Where termination with cause occurs, there is no entitlement to termination payments under the term of the contract. On termination, any unvested options issued under the employee share option plan are immediately forfeited.
Details of the nature and amount of each element of the emolument of each Director of Novogen Limited and the five Executive Officers included in the Company’s senior management are as follows:

Director remuneration from Novogen Limited for the year ended June 30, 2006

								Post
	Short term emoluments			Termination	Share based payments			Employment
	Salary	Committee		& similar	Options granted			Super-
	and Fees	fee	Other	payments		Amortised cost	Remuneration	annuation	Total
	A$	A$	A$	A$	Number ***	A$	%	A$	A$
PA Johnston	63,064	14,000	—	—	—	—	—	6,936	84,000
C Naughton	518,835	—	46,827	—	—	—	—	100,587	666,249
AJ Husband *	290,766	—	41,785	—	30,436	51,281	11.9%	47,618	431,450
GE Kelly **	362,388	—	—	—	31,792	7,145	1.8%	32,615	402,148
PJ Nestel AO	40,000	12,000	—	—	—	—	—	—	52,000
PB Simpson	35,540	14,000	—	—	—	—	—	4,460	54,000
LC Read	36,368	4,000	—	—	—	—	—	3,632	44,000
GM Leppinus	25,650	6,000	—	—	—	—	—	14,350	46,000

	1,372,611	50,000	88,612	—	62,228	58,426	3.3%	210,198	1,779,847

*	appointed May 23, 2006

**	resigned September 2, 2005

***	options were granted while acting in capacity as Executive
Director remuneration from Marshall Edwards for the year ended June 30, 2006

								Post
	Short term emoluments			Termination	Share based payments			Employment
		Committee		& similar	Options granted			Super-
	Base fee	fee	Other	payments		Amortised cost	Remuneration	annuation	Total
	A$	A$	A$	A$	Number	A$	%	A$	A$
PA Johnston	27,524	—	—	—	—	—	—	2,476	30,000
PJ Nestel AO	30,000	—	—	—	—	—	—	—	30,000

	57,524	—	—	—	—	—	—	2,476	60,000

Director remuneration from Glycotex for the year ended June 30, 2006

								Post
	Short term emoluments			Termination	Share based payments			Employment
		Committee		& similar	Options granted			Super-
	Base fee	fee	Other	payments		Amortised cost	Remuneration	annuation	Total
	A$	A$	A$	A$	Number	A$	%	A$	A$
PA Johnston	39,024	—	—	—	—	—	—	—	39,024

	39,024	—	—	—	—	—	—	—	39,024

Total Directors’ remuneration for the year ended June 30, 2006

								Post
	Short term emoluments			Termination	Share based payments			Employment
	Salary and	Committee		& similar	Options granted			Super-
	Fees	fee	Other	payments		Amortised cost	Remuneration	annuation	Total
	A$	A$	A$	A$	Number ***	A$	%	A$	A$
PA Johnston	129,612	14,000	—	—	—	—	—	9,412	153,024
C Naughton	518,835	—	46,827	—	—	—	—	100,587	666,249
AJ Husband *	290,766	—	41,785	—	30,436	51,281	11.9%	47,618	431,450
GE Kelly **	362,388	—	—	—	31,792	7,145	1.8%	32,615	402,148
PJ Nestel AO	70,000	12,000	—	—	—	—	—	—	82,000
PB Simpson	35,540	14,000	—	—	—	—	—	4,460	54,000
LC Read	36,368	4,000	—	—	—	—	—	3,632	44,000
GM Leppinus	25,650	6,000	—	—	—	—	—	14,350	46,000

	1,469,159	50,000	88,612	—	62,228	58,426	3.1%	212,674	1,878,871

*	appointed May 23, 2006

**	resigned September 2, 2005

***	options were granted while acting in capacity as Executive
Compensation of the Executive Officers of the Company and the consolidated entity for the year ended June 30, 2006

							Post
			Termination	Share based payments			Employment
	Short term emoluments		& similar	Options granted			Super-
	Salary	Other	payments		Amortised cost	Remuneration	annuation	Total
	A$	A$	A$	Number	A$	%	A$	A$
DR Seaton	284,916	28,976	—	30,436	51,310	12.18%	56,162	421,364
WJ Lancaster (USA)	195,843	6,243	—	12,232	24,137	9.73%	21,956	248,179
BM Palmer	153,085	33,239	—	16,692	28,562	12.49%	13,778	228,664
CD Kearney	181,405	22,952	—	17,752	28,209	11.33%	16,326	248,892
RL Erratt	149,939	26,203	—	16,520	28,381	12.11%	29,845	234,368

	965,188	117,613	—	93,632	160,599	11.6%	138,067	1,381,467

Executive Directors have been disclosed under Directors’ remuneration only and have been excluded from the Executive remuneration.
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
Executives are those directly accountable and responsible for the operational management and strategic direction of the Company and its consolidated entities and include the Company Secretary.

PA Johnston and PJ Nestel are also directors of Marshall Edwards, Inc. and receive remuneration in the form of director’s fees of $30,000 per annum. PA Johnston is also a director of Glycotex, Inc. and receives directors fees of US$50,000 per annum. These amounts have been separately identified and included in the table above.
The elements of emoluments have been determined on the basis of the cost to the Company and the consolidated entity.
The Company has adopted the fair value measurement provisions of Australian Accounting Standard, AASB 1046 “Director and Executive Disclosures for Disclosing Entities” prospectively for all options granted to Directors and relevant Executives, which had not vested at July 1, 2003. The fair value of such grants being amortised are disclosed as part of Director and Executive emoluments on a straight-line basis over the vesting period. No adjustments have been made or will be made to reverse amounts in relation to options that never vest (i.e. forfeitures).
Options granted as part of Director and Executive emoluments have been valued using the binomial option pricing model, which takes account of factors including the option exercise price, the volatility of the underlying share price, the risk free interest rate, expected dividends, the current market price of the underlying share and the expected life of the option.
Fair values of options:
The fair value of each option is estimated on the date of grant using a binomial option-pricing model with the following assumptions used for grants made on:

	April 21,	March 16,	February 27,	November 29,
	2006	2005	2004	2002
Dividend yield	0%	0%	0%	0%
Expected volatility	66%	69%	69%	68%
Historical volatility	66%	69%	69%	68%
Risk-free interest rate	5.62%	5.67%	5.52%	5.27%
Expected life of option	5 years	5 years	5 years	5 years
Option fair value	2.10	2.96	2.82	1.26
The dividend yield reflects the assumption that the current dividend payout, which is zero, will continue with no anticipated increases. The expected life of the options is based on historical data and is not necessarily indicative of exercise patterns that may occur. The expected volatility reflects the assumption that the historical volatility is indicative of future trends, which may also not necessarily be the actual outcome.
Further detail on the remuneration of Directors and Executives are also provided in Note 20.

Arrangements and Relationships
There are no arrangements (other than standard employment remuneration arrangements) by which any Director or Executive Officer was appointed to his position. There are no family relationships between any of the Directors or Executive Officers.
Pension Benefits
The Company has paid A$735,000 during fiscal 2006 for employee superannuation benefits and pension benefits.
Board Practices
Novogen Board of Directors

		Year First	Current Term
Name	Postion Held	Appointed	Expires
P A Johnston	Chairman	1997	October-2009
C Naughton	Managing Director	1997	—
*G E Kelly	Executive Director	1994	—
P B Simpson	Director	1994	October-2009
P J Nestel	Director	2001	October-2009
L C Read	Director	2003	October-2008
G M Leppinus	Director	2005	October-2008
**A J Husband	Executive Director	2006	October-2009

*	Professor Kelly resigned from the board of Novogen Limited on September 2, 2005.

**	Professor Husband was appointed to the board on May 23, 2006
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
Since May 23, 2006, the Board has been comprised of seven Directors of whom five are non-executive Directors. In addition the Board has established the following Committees — Audit, Remuneration, and Capital Works Committees.
There are also Scientific Advisory Boards whose membership includes the Executive Director which advises on clinical and scientific strategy and direction.
Structure of the Board of Directors
The skills, expertise and experience relevant to the position of director held by each director in office at the date of this annual report is included in Item 6 beginning on page 44. Directors are considered to be independent when they are independent of management and free from any business or other relationship that could materially interfere with, or could reasonably be perceived to materially interfere with, the exercise of their unfettered and independent judgement.
In the context of director independence, “materiality” is considered from both the Company and individual director perspective. In determining whether a non-executive director is independent, they must not hold more than 5% of the Company’s outstanding shares. Also, qualitative factors are considered, including not having been employed as an Executive within the last three years, not been a principal of a material professional advisor or consultant, not have a material contractual relationship with the Company, not served on the Board for a period which could be perceived to interfere with their ability to act in the best interests of the Company or engaged in any business interests which could be perceived to interfere with their ability to act in the best interests of the Company.
In accordance with the definition of independence above, and the materiality thresholds set, the following Directors of Novogen Limited are considered to be independent:

Name	Position

P A Johnston	Non-Executive Chairman
Professor P J Nestel AO	Non-Executive Director
P B Simpson	Non-Executive Director
Dr L C Read	Non-Executive Director
G M Leppinus	Non-Executive Director
There are procedures in place, agreed upon by the Board, to enable Directors in the furtherance of their duties, to seek independent professional advice at the Company’s expense.

For additional details regarding Board appointments please refer to the Company’s web site.
Audit Committee
The Board has an Audit Committee, which operates under a charter approved by the Board. It is the Board’s responsibility to ensure that an effective internal control framework exists within the Group. This includes internal controls to deal with both the effectiveness and efficiency of significant business processes, the safeguarding of assets, the maintenance of proper accounting records and the reliability of financial information as well as non-financial considerations such as bench marking of operational key performance indicators. The Board has delegated the responsibility for the establishment and maintenance of a framework of internal control and ethical standards for the management of the consolidated entity to the Audit Committee.
The Committee also provides the Board with additional assurance regarding the reliability of financial information for inclusion in the financial reports. All members of the Audit Committee are independent Non-executive Directors. The members of the Audit Committee during the year were Geoffrey Leppinus (Chairman), Paul Nestel, Philip Johnston, Leanna Read and Peter Simpson.
Performance
The performance of the Board and the key Executives is reviewed regularly against both measurable and qualitative indicators. During the reporting period the Board conducted a performance evaluation which involved the assessment of each Board member’s and key Executive’s performance. The performance criteria against which Directors and Executives are assessed have regard to the financial and non-financial objectives of Novogen Limited.
Remuneration Committee
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

Capital Works Committee
The Capital Works Committee reviews capital investment proposals, assesses the project tenders and reviews progress against timetables and cost estimates. The Capital Works Committee comprises Philip Johnston (Chairman), Peter Simpson, Paul Nestel AO and Christopher Naughton.
There were no major capital works undertaken by the Company in the financial year.
Nomination Committee
The duties and responsibility typically delegated to such a committee are included in the responsibilities of the entire Board. Accordingly, during the year ended June 30, 2006, Novogen Limited did not have a separately established Nomination Committee. The Board does not believe that any marked efficiencies or enhancements would be achieved by the creation of a separate Nomination Committee.
Employees
The Company employed 67 people at June 30, 2006 as follows (June 30, 2005 : 74 people June 30, 2004 : 66).

Category of Activity	Number of People
	2006	2005	2004

Research and development	29	23	19
Production	13	21	21
Sales and marketing	13	18	12
Finance and administration	12	12	14

Total	67	74	66

Geographic Location	Number of People
	2006	2005	2004

Australasia	63	65	54
North America	3	8	11
Europe	1	1	1

Total	67	74	66

Share Ownership
Directors’ holdings of shares and options in the Company
The table below shows the number of ordinary shares and options to purchase ordinary shares held directly or indirectly by the Directors of the Company as of October 31, 2006.

	Ordinary	%		Options
	Shares Fully	Total Shares	Number	Exercise	Expiry
	Paid	on Issue	Outstanding	Price	Date
P A Johnston	48,594	—	—	—	—
C Naughton	633,511	0.6	—	—	—
A J Husband	102,920	0.1	38,256	2.10	30/11/2007
			14,892	6.76	27/02/2009
			22,592	4.90	16/03/2010
			30,436	3.64	21/04/2011
P J Nestel	32,000	—	—	—	—
P B Simpson	500	—	—	—	—
L C Read	2,000	—	—	—	—

The tables below shows the number of ordinary shares and options to purchase ordinary shares held directly or indirectly by the named Executives of the Company as of October 31, 2006.
Shares held

	Ordinary	%
	shares fully	Total shares
	paid	on issue
GE Kelly	7,810,152	8.0
DR Seaton	37,378	—
WJ Lancaster (USA)	—	—
BM Palmer	205,636	0.2
CD Kearney	8,850	—
RL Erratt	232,368	0.2
Options granted to and held by named Executives

	Eligible
Total	executives	Exercise
options	participating	price	Grant date	Expiry date
		(A$)
116,286	5	2.10	30/11/2002	30/11/2007
47,332	5	6.76	27/02/2004	27/02/2009
69,560	5	4.90	16/03/2005	16/03/2010
125,424	6	3.64	21/04/2006	21/04/2011
Each option represents the right to purchase one ordinary share.
Exemptions from Certain Nasdaq Corporate Governance Rules
Exemptions from the Nasdaq corporate governance standards are available to foreign private issuers such as Novogen when those standards are contrary to a law, rule or regulation of any public authority exercising jurisdiction over such issuer or contrary to generally accepted business practices in the issuer’s country of domicile. In connection with Novogen’s National Market Listing Application, Nasdaq granted Novogen exemptions from certain corporate governance standards that were contrary to the laws, rules, regulations or generally accepted business practices of Australia. These exemptions and the practices followed by Novogen are described below:

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
Novogen is listed on the Australian Stock Exchange (ASX) and subject to chapter 10 of the ASX Listing rules which requires shareholder approval for an acquisition from or disposal to a “related party” (including a director) or “substantial shareholder” (who is entitled to at least 10% of the voting securities) of “substantial assets”. The Australian Corporations Act to which Novogen is also subject generally requires shareholder approval for a transaction with a director or director-controlled entity unless on arm’s length terms.

Item 7. Major Shareholders and Related Party Transactions
Major Shareholders
The names of the major shareholders known to the Company are as follows at October 31, 2006
Bende Holdings Pty Ltd — holding 6,299,638 Ordinary Shares representing 6.5% of the outstanding Ordinary Shares. Bende Holdings Pty Ltd is a company controlled by Professor Graham E. Kelly.
Oppenheimer Funds Inc — holding 13,462,783 Ordinary Shares representing 13.8% of the outstanding Ordinary Shares.
Josiah T. Austin and El Coronado Holdings, LLC (beneficially owned by Mr Austin) — holding 8,719,100 Ordinary Shares representing 8.9% of the outstanding Ordinary Shares.
The major shareholders do not have any different voting rights than other shareholders of the Company. Josiah T. Austin and El Coronado Holdings have become a significant shareholder during the year. There have been no other significant changes to the shareholding of the known major shareholders over the last three years.
At October 31, 2006 there were 8,057,381 ADRs outstanding, representing 40,286,905 Ordinary Shares (or 41.3% of the then outstanding Ordinary Shares). At October 31, 2006 there were 37 registered holders of Novogen ADRs.

Item 8. Financial Information
Consolidated financial statements are included in “Item 18 — Financial Statements” on pages 80 through 138.
Export Sales
Export sales to third parties from Australia are not a significant portion of total sales. The details of sales by geographic region are contained in “Item 4 — “Information on the Company”.
Legal Proceedings
On August 11, 2006, Camellia Properties Pty Limited initiated proceedings against the Company, claiming damages of $5,161,487 in connection with terminated negotiations of a commercial property lease. The Directors are of the view that the basis of the claim is without foundation and the Directors are obtaining legal advice with the intention of vigorously defending the claim.
Dividends
The Company has incurred losses since its inception and as a result has not declared any dividends. Any dividends declared in the future will be paid in Australian dollars.
Significant Changes
Since the date of the consolidated financial statements, the Company has announced that it has licensed the U.S. rights to the Promensil and Trinovin brands to Natrol, Inc. No other significant change has occurred since the date of the consolidated financial statements included in this Annual Report.

Item 9. Offer and Listing Details
Trading Markets
The principal listing of Novogen and quotation of its Ordinary Shares and listed options to purchase Ordinary Shares is on the Australian Stock Exchange (“ASX”). The trading symbol on ASX is “NRT”.
American Depositary Receipts
Novogen’s Ordinary Shares trade in the U.S. in the form of ADRs on the Nasdaq Global Market. Each ADR represents five ordinary Novogen shares. The trading symbol on Nasdaq is “NVGN”. Novogen has entered into a Deposit Agreement with the Bank of New York under which the Bank of New York, acting as depositary, issues the ADRs.
The following table sets forth, for the calendar periods indicated, the high and low market quotations for Novogen’s Ordinary Shares, as quoted on the ASX, and Novogen’s ADRs, as quoted on the Nasdaq.

NOVOGEN LIMITED SHARE PRICE HISTORY

Period	Per Ordinary Share (A$)		Per ADR (US$)
	High	Low	High	Low
Year Ended

June 2002	3.34	0.83	10.50	1.98
June 2003	5.59	1.18	19.59	3.15
June 2004	8.80	4.00	31.90	12.30
June 2005	6.25	4.15	24.35	14.85
June 2006	6.00	2.14	22.08	8.03

Quarter Ended

December 2004	6.25	4.54	24.35	17.44
March 2005	5.76	4.65	22.94	18.15
June 2005	5.98	4.35	23.55	17.01

September 2005	5.22	4.46	20.18	17.68
December 2005	6.00	4.66	22.08	17.20
March 2006	5.05	3.30	18.41	11.62
June 2006	4.04	2.14	14.49	8.03

September 2006	3.80	2.40	13.25	9.10

Month Ended

May 2006	3.66	2.53	13.91	9.50
June 2006	2.90	2.14	11.08	8.03
July 2006	3.80	2.48	13.25	9.46
August 2006	3.03	2.44	11.60	9.51
September 2006	3.20	2.40	11.95	9.10
October 2006	3.01	2.61	11.58	9.92

Item 10. Additional Information
Memorandum and Articles of Association
The Company’s Memorandum and Articles of Association are incorporated by reference to the Registration Statement on Form 20-F filed with the SEC on December 24, 1998 (File No. 0-29962).
Material Contracts
The Company has entered into employment agreements with Christopher Naughton, the Company’s Chief Executive Officer, Professor Alan Husband, the Company’s Research and Development Director, Ronald Erratt, the Company’s Secretary, David Seaton, the Company’s Chief Financial Officer, Professor Graham Kelly, the Company’s Phenoxodiol Program Director, Bryan Palmer, the Company’s Operations General Manager and Craig Kearney, the Company’s General Manager Consumer Business. These employment agreements are filed as exhibits to this Annual Report.
Effective October 30, 2006, Professor Kelly’s employment with the Company ceased and as a result, he is no longer the Company’s Phenoxodiol Program Director.
There have been no other material contracts entered into in the last two years by the Company or any of its subsidiaries other than in the normal course of business.
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
Under Australian law, foreign persons are prohibited from acquiring more than a limited percentage of the shares in an Australian company without approval from the Australian Treasurer or in certain other limited circumstances. These limitations are set forth in the Australian Foreign Acquisitions and Takeovers Act 1975 (the “Foreign Takeovers Act”).
Under the Foreign Takeovers Act, as currently in effect, any foreign person, together with associates, is prohibited from acquiring, without prior approval from the Australian Treasurer, 15% or more of the outstanding shares of an entity such as Novogen, whose gross assets exceed A$50 million, unless the person is a U.S. investor, in which case a threshold of A$831 million rather than A$50 million threshold applies. Where an acquisition is made in breach of these requirements, the Australian Treasurer may make an order requiring the acquirer to dispose of those shares within a specified period of time. In addition, if a foreign person acquires shares in Novogen in circumstances where the above thresholds would be exceeded and as a result the total holdings of all foreign persons and their associates exceeds 40% in aggregate without the approval of the Australian Treasurer, then the Australian Treasurer may make an order requiring the acquirer to dispose of those shares within a specified time. The same rule applies if the total holdings of all foreign persons and their associates already exceeds 40% and a foreign person (or its associate) acquires any further shares, including in the course of trading in the secondary market of the ADRs.
Under the current Australian foreign investment policy, it is unlikely that the Australian Treasurer would make such an order in relation to an acquisition that contravenes the Foreign Takeovers Act where the level of foreign ownership exceeds 40% in the ordinary course of trading, unless the Australian Treasurer is satisfied that the acquisition is contrary to the national interest. The Foreign Takeovers Act allows foreign persons to seek prior approval of acquisitions of Novogen shares which could otherwise result in the Australian Treasurer making an order requiring the foreign person to dispose of the shares.
If a foreign person holds more than 15% of the shares of Novogen or if the level of aggregate foreign ownership of Novogen exceeds 40% at any time, Novogen would be considered a foreign person under the Foreign Takeovers Act. In such event, Novogen would be required to obtain the approval of the Australian Treasurer for Novogen, together with its associates, to acquire: (i) more than 15% of an Australian company or business with assets totaling over A$50 million; or (ii) any direct or indirect ownership interest in Australian urban land. However, as mentioned above, proposals by U.S. investors for investment in non-sensitive sectors do not require notification to the Australian Treasurer or the Australian Treasurer’s approval unless the amount to be invested or the value of the target Australian company or business exceeds A$831 million.
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
Prospective investors are urged to consult their own tax advisers regarding the U.S. and Australian tax consequences of owning and disposing of Ordinary Shares and ADRs,

including in relation to state and local tax laws. Further, prospective investors who are residents of jurisdictions other than the U.S. should consult their tax advisers as to the tax consequences of investing in the ADRs or shares under the laws of their jurisdictions of residence.
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
Distributions
Under Australian law, non-residents may be subject to withholding tax in respect of dividends received on shares in Australian companies.
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
Under the conduit foreign income rules, the unfranked portion of a dividend paid to a non-resident of Australia is not subject to withholding tax if the unfranked amount is sourced from certain foreign source income earned by the Australian company on which foreign tax has been paid.
Dispositions
Upon disposal of shares or ADRs, a capital gain or a capital loss may be made. A capital gain is calculated as the difference between the disposal proceeds and the cost base of the shares or ADRs. Broadly, the cost base is the total of the amount paid for the shares or ADRs plus acquisition and/or disposal costs (such as brokerage or stamp duty).
Australian capital gains tax (CGT) is payable by non-residents on gains made on the disposal of assets which have the necessary connection with Australia. There is currently a proposal to remove most shares from this category, but the legislation implementing this proposal has not been enacted.
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
If the shares or ADRs were acquired before 11:45 am on September 21, 1999 the cost base may be indexed for inflation up to September 30, 1999. For a Holder to whom the CGT discount applies (see below), indexation will only apply if the Holder elects to use indexation instead of the discount. Indexation will not be available if the shares or ADRs were acquired after 11:45 am on September 21, 1999 and will effectively only be relevant if the shares were acquired before July 1, 1999.
Holders who are individuals or who hold shares or ADRs directly through trusts may be eligible to have their capital gain (after applying any capital losses against it) discounted if they have held their shares or ADRs for at least 12 months. The CGT discount is 50%. If the shares or ADRs were acquired before 11:45 am on September 21, 1999, such Holders may choose whether to calculate their capital gain using indexation frozen at September 21, 1999 or by applying the CGT discount without indexation. If the shares or ADRs were acquired after 11:45 am on September 21, 1999, it will not be possible to elect to apply indexation and such Holders will be entitled to the CGT discount if they have held the shares or ADRs for at least 12 months. Companies are not entitled to the CGT discount.
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
Documents on Display
The Company is subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) that are applicable to a foreign private issuer. Under the Exchange Act, the Company is required to file periodic reports and other information with the SEC. These materials, including this Annual Report and the exhibits hereto, may be inspected without charge and copied at established rates at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C., 20549, and at the SEC’s regional offices located at Suite 1400, Northwest Atrium Center, 500 West Madison Street, Chicago, Illinois, 60661-2551 and 233 Broadway, New York, New York 10279. For more information on the public reference rooms, call the Commission at 1-800-SEC-0330.

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
Foreign Currency Risk
The Company conducts a portion of its business in various foreign currencies, primarily in the U.S. and the U.K.. As of June 30, 2006, the Company had not established a foreign currency hedging program. The Company has mitigated and will continue to mitigate a portion of its currency exposure through international sales, marketing and support operations in which all costs are local currency based. Net foreign currency gains in fiscal year 2006 were A$112,000 compared with net foreign currency losses of A$325,000 in fiscal year 2005.
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
Item 14. Material Modifications to the Rights of Security Holders and the Use of Proceeds
This item is not applicable.
Item 15. Controls and Procedures
Evaluation of Disclosure Controls and Procedures
At the end of the period covered by this report, the Company’s management, with the participation of the Company’s Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended). Based on that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures are effective to ensure that the information required to be disclosed by the Company in reports that it files or submits under the Securities Exchange Act of 1934 were recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.
The removal of the identified weakness in internal control over financial reporting and in disclosure controls which was identified and reported in prior filings is described below under the heading “Changes in Internal Controls”.
Changes in Internal Controls
In 2004, the Company determined that the personnel and management who perform the accounting and financial reporting functions were not sufficiently expert in U.S. GAAP and the requirements of the SEC and the Public Company Accounting Oversight Board and that this lack of expertise represented a material weakness in the operation of the Company’s internal control over financial reporting.
In addition, the Company concluded that its system of financial reporting was not designed to prepare financial statements in accordance with U.S. GAAP and that its system of internal control, in particular the processes to review and analyze elements of the financial statement close process and prepare consolidated financial statements in accordance with U.S. GAAP, had not reduced to a relatively low level the risk that errors in amounts that would be material in relation to those financial statements may occur and may not be detected within a timely period by management in the normal course of business.
The Company has developed a plan that is designed to ensure that the preparation of its consolidated financial statements, including the processes to review and analyze elements of its financial statement close process, is in accordance with U.S. GAAP and that relevant information about U.S. GAAP, SEC financial reporting requirements, and the requirements of the Public Company Accounting Oversight Board is available to those persons involved in the process by which our financial statements are prepared. Specifically the plan provides for additional resources and further training of the Novogen accounting team including:
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
Progress on the implementation of the Company’s plan to address the material weakness.
Prior to the period covered by this report, the Company had made significant progress in implementing its plan to address the identified material weakness. However, as of the end of such prior reporting periods it was not satisfied that it had fully addressed the issues underlying the material weakness
During the period covered by this report, the Company finalized its procedures in addressing the material weakness and now believes that it has adopted processes that are designed to ensure that the preparation of consolidated financial statements, including the processes to review and analyze elements of the financial statement close process, is in accordance with U.S. GAAP and that relevant information about U.S. GAAP, SEC financial reporting requirements and the requirements of the Public Company Accounting Oversight Board is available to those persons involved in the process by which the financial statements are prepared. As a result, the Company has re-assessed the effectiveness of its disclosure controls and procedures and having allowed a period of time to determine the effectiveness of additional controls and procedures, now believes that the weakness in internal accounting control as described above has been eliminated.
The changes that have been made to the Company’s internal control procedures have occurred gradually over time. Therefore, during the fiscal year ended June 30, 2006,

there has been no change in internal control over reporting that has materially affected or is reasonably likely to materially affect our internal control over financial reporting.
Item 16. Reserved
Item 16A. Audit Committee Financial Expert
The Board of Directors has determined that Mr. Geoffrey Leppinus, qualifies as an “audit committee financial expert” as that term is defined in Item 16A of Form 20-F. Mr. Geoffrey Leppinus meets the independence requirements of the Nasdaq Global Market and SEC rules and regulations.
Item 16B. Code of Ethics
The Company has adopted a Code of Ethics that applies to all its employees, officers and directors, including its Chief Executive Officer, Chief Financial Officer and persons performing similar functions. A copy of the Code of Ethics is posted in the “About Novogen — Corporate Governance” section of the Novogen Limited website, and may be viewed at http://www.novogen.com. If the Company makes any substantive amendment, to the Code of Ethics or grants any waiver, including an implicit waiver, from a provision of the Code of Ethics to Directors or Executive officers, it will disclose the nature of such amendment or waiver on the Company’s website.
Item 16C. Principal Accounting Fees and Services
BDO has audited the Company’s annual financial statements acting as the independent registered public accountant for the fiscal years ended June 30, 2006 and 2005.
The charts below set forth the total fees for services performed by BDO and Ernst and Young in 2006 and 2005 and breaks down these amounts by the category of service.

BDO	2005	2006
	A$’000	A$’000

Audit fees	245.0	257.0
Audit related fees	—	114.0
Tax fees	10.0	39.0
Other Fees	5.0	21.0

Total fees	260.00	431.0

Ernst & Young	2005	2006
	A$’000	A$’000

Audit fees	35.0	83.0
Audit related fees	3.0	—
Tax fees	—	—
Other Fees	5.0	—

Total fees	43.0	83.0

Audit fees
The audit fees include the aggregate fees incurred in fiscal years 2006 and 2005 for professional services rendered for the audit of the Company’s annual financial statements and for related services that are reasonably related to the performance of the audit or services that are normally provided by the auditor in connection with regulatory filings of engagements for those financial years (including review of the 20-F, consents and other services related to SEC matters).
Audit Related Services
Audit related services include audit services provided in respect of the filing of an S-1 registration document for Glycotex, Inc. and the requirements of the provisions of government grant agreements under which the Company receives reimbursement of certain expenses incurred in research and development including START grants and Pharmaceutical Partnership Program. Audit related services also include audit services provided for the audit of the Company’s Workers Compensation Insurance.
Tax Fees
Tax fees were for the preparation of tax returns.
All Other Fees
Other fees incurred by the Company in fiscal years 2006 and 2005 relate to the costs associated with regulatory compliance and other general matters.

Pre-approval Policies and Procedures
The Audit Committee Charter sets forth the Company’s policy regarding the appointment of independent auditors, requiring the Audit Committee to review and approve in advance the appointment of the independent auditors for the performance of 100% all audit and, after taking into account the opinion of management, 100% lawfully permitted non audit services. The Audit Committee may delegate authority to one or more members of the Audit Committee where appropriate, but no such delegation is permitted if the authority is required by law, regulation or listing standard to be exercised by the Audit Committee as a whole.
Item 16D. Exemptions from the Listing Standards for Audit Committees.
This item is not applicable.
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.
This item is not applicable.

PART III
Item 17. Financial Statements
Not Applicable
Item 18. Financial Statements
The financial statements filed as part of this Annual Report are included on pages 80 through 138 hereof.
Item 19. Exhibits
     (a) Exhibits

Exhibit No.	Exhibit Description

1.1	Constitution of Novogen Limited (formerly known as the Memorandum of Association and Articles of Association). (1)

2.1	Deposit Agreement as further amended and restated, dated as of September 29, 2005, among Novogen Limited, the Bank of New York, as Depositary, and owners and holders from time to time of ADRs issued thereunder. (2)

4.1	Employment Contract between the Company and Mr. C. Naughton dated June 21, 2006.

4.2	Employment Contract between the Company and Professor Alan Husband dated June 21, 2006.

4.3	Employment Contract between the Company and Dr G. E. Kelly dated June 21, 2006.

4.4	Lease between Kendall Glen Pty Limited (Lessor) and Novogen Laboratories Pty Ltd for the Company’s corporate headquarters at 140 Wicks Road, North Ryde, New South Wales. (3)

4.5	Employment Contract between the Company and Bryan Palmer dated June 21, 2006.

Exhibit No.	Exhibit Description

4.6	Employment Contract between the Company and Craig Kearney dated June 21, 2006.

4.7	Employment Contract between the Company and David Seaton dated June 21, 2006.

4.8	Employment Contract between the Company and Ronald Erratt dated June 21 30, 2006.

8.1	Company Subsidiaries.

12.1	Certification of Chief Executive Officer pursuant to Rule 13a - 14(a) of the Securities Exchange Act of 1934, as amended.

12.2	Certification of Chief Financial Officer a pursuant to Rule 13a — 14(a) of the Securities Exchange Act of 1934, as amended.

13.1	Certification by the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as added by Section 906 of the Sarbanes — Oxley Act of 2002.

(1)	Incorporated by reference to the Registration Statement on Form 20-F filed with the Securities and Exchange Commission on December 24, 1998 (File No. 0-29962)

(2)	Incorporated by reference to the Registration Statement on Form F-6 filed with the Securities and Exchange Commission on September 29, 2005 (File No. 333- 128681)

(3)	Incorporated by reference to the Annual Report on Form20-F filed with the Securities and Exchange Commission on November 27, 2000 (File No. 0-29962)

Report of Independent Registered Public Accounting Firm
The Board of Directors
Novogen Limited
We have audited the accompanying consolidated balance sheet of Novogen Limited as of June 30, 2006, and the related consolidated income statement, consolidated statement of recognised income and expense, and consolidated statements of cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Novogen Limited at June 30, 2006, and the consolidated results of its operations and its cash flows for the year then ended in conformity with Australian Accounting Standards, being Australian equivalents to International Financial Reporting Standards.
Australian equivalents to International Financial Reporting Standards vary in certain significant respects from U.S. generally accepted accounting principles. Information relating to the nature and effect of such differences is presented in Note 24 to the consolidated financial statements.
/s/ BDO
BDO
Sydney, NSW, Australia
November 24, 2006

Directors’ Declaration
In accordance with a resolution of the Directors of Novogen Limited, I state that:
1.	In the opinion of the Directors:
a)	the financial statements and notes of the Company are in accordance with the Corporations Act 2001, including:
i)	giving a true and fair view of the Company’s financial position as at June 30, 2006 and of their performance for the year ended on that date; and

ii)	complying with Accounting Standards and Corporations Regulations 2001; and
b)	there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.
2.	This declaration has been made after receiving the declarations required to be made to the directors in accordance with section 295A of the Corporations Act 2001 for the financial period ending June 30, 2006.
3.	In the opinion of the Directors, as at the date of this declaration, there are reasonable grounds to believe that the members of the Closed Group identified in Note 18, will be able to meet any obligations or liabilities to which they are or may become subject to, by virtue of the Deed of Cross Guarantee.
On behalf of the Board,
/s/ Christopher Naughton
Christopher Naughton Managing Director
Sydney, November 24, 2006

Novogen Limited, Consolidated Financial Statements
The financial report complies with Australian Accounting Standards, being Australian equivalents to International Financial Reporting Standards (AIFRS). Compliance with AIFRS ensures that the financial report, comprising the financial statements and notes thereto, complies with International Financial Reporting Standards (IFRS).
This is the first financial report prepared based on AIFRS and comparatives for the year ended June 30, 2005 have been restated accordingly.
INCOME STATEMENTS
for the year ended June 30, 2006

	Notes	2006	2005	2006
		A$’000	A$’000	US$’000

Continuing Operations
Revenue	2	13,500	13,404	10,021
Cost of sales		(5,445)	(4,666)	(4,042)

Gross profit		8,055	8,738	5,979

Other income	2	4,738	4,274	3,517

Research & development expenses		(12,014)	(10,217)	(8,918)
Selling & promotional expenses		(9,013)	(8,411)	(6,690)
Shipping and handling expenses		(556)	(444)	(413)
General and administrative expenses		(8,769)	(6,566)	(6,509)
Other Expenses		(301)	—	(223)
Finance costs		(52)	(56)	(39)

Loss before income tax	2	(17,912)	(12,682)	(13,296)

Income tax expense	3	(1)	(2)	(1)

Loss for the period		(17,913)	(12,684)	(13,297)

Loss attributable to minority interest		1,693	1,152	1,257

Loss attributable to members of Novogen Limited		(16,220)	(11,532)	(12,040)

Basic and Diluted Earnings/(loss) per share (cents)	4	(16.7)	(11.9)	(12.4)

BALANCE SHEETS
As at June 30, 2006

	Notes	2006	2005	2006
		A$’000	A$’000	US$’000

CURRENT ASSETS
Cash and cash equivalents	5	33,513	47,260	24,877
Trade and other receivables	6	4,030	3,477	2,991
Inventories	7	5,522	5,488	4,099
Other current assets	8	685	821	507

Total current assets		43,750	57,046	32,474

NON-CURRENT ASSETS
Inventories	7	2,864	4,580	2,126
Property, plant and equipment	9	4,484	5,859	3,328

Total non-current assets		7,348	10,439	5,454

TOTAL ASSETS		51,098	67,485	37,928

CURRENT LIABILITIES
Trade and other payables	11	5,646	5,501	4,191
Interest-bearing loans and borrowings	12	15	750	11
Provisions	13	520	474	386

Total current liabilities		6,181	6,725	4,588

NON-CURRENT LIABILITIES
Interest-bearing loans and borrowings	12	—	15	—
Provisions	13	339	253	252

Total non-current liabilities		339	268	252

TOTAL LIABILITIES		6,520	6,993	4,840

NET ASSETS		44,578	60,492	33,088

EQUITY
Contributed equity	14	176,989	176,235	131,379
Reserves	14	(2,847)	(3,413)	(2,113)
Accumulated losses	14	(131,700)	(116,069)	(97,761)

Parent interest		42,442	56,753	31,505

Minority Interest	14	2,136	3,739	1,586

TOTAL EQUITY		44,578	60,492	33,091

STATEMENTS OF RECOGNISED INCOME AND EXPENSE
for the year ended June 30, 2006

	Notes		2006	2005	2006
			A$’000	A$’000	US$’000

Gain from Subsidiary capital raising	14	(a)	—	6,029	—
Foreign currency translation — Members’ share	14	(b)	566	(2,964)	420
Foreign currency translation — Minority Interest share	14	(d)	90	(445)	67

Net income recognised directly in equity			656	2,620	487
Loss for the period			(17,913)	(12,684)	(13,297)

Total recognised income and expense for the period			(17,257)	(10,064)	(12,810)

Attributable to:
Equity holders of Novogen Limited			(15,654)	(8,436)	(11,620)
Minority interest			(1,603)	(1,628)	(1,190)

			(17,257)	(10,064)	(12,810)

STATEMENTS OF CASH FLOWS
for the year ended June 30, 2006

	Notes	2006	2005	2006
		A$’000	A$’000	US$’000

Cash flows from operating activities
Receipts from customers		13,676	13,254	10,152
Payments to suppliers and employees		(32,628)	(29,085)	(24,220)
Interest received		1,543	1,263	1,145
Interest paid		(53)	(55)	(39)
Grants received		1,341	289	995
Income tax paid		(1)	(2)	(1)
Royalty received		1,609	1,434	1,194
Goods and services tax refunded by tax authorities		76	94	56

Net cash flows used in operating activities	5	(14,437)	(12,808)	(10,718)

Cash flows from investing activities
Acquisition of property, plant and equipment		(319)	(757)	(237)
Proceeds from sale of plant and equipment		10	—	7

Net cash flows used in investing activities		(309)	(757)	(230)

Cash flows from financing activities
Proceeds from the issue of ordinary shares		754	888	560
Proceeds from the issue of shares by subsidiary		—	6,083	—
Repayment of borrowings		(750)	(843)	(557)

Net cash flows from financing activities		4	6,128	3

Net (decrease) in cash and cash equivalents		(14,742)	(7,437)	(10,945)
Cash and cash equivalents at beginning of period		44,110	55,431	32,743
Effect of exchange rates on cash holdings in foreign currencies		995	(3,734)	739
Movements in secured facility		150	(150)	111

Cash and cash equivalents at end of period	5	30,513	44,110	22,648

NOTES TO THE FINANCIAL STATEMENTS
The financial report of Novogen Limited for the year ended June 30, 2006 was authorised for issue in accordance with a resolution of the Board of Directors on August 23, 2006.
Note 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
The significant accounting policies which have been adopted in the preparation of the financial report are:
Basis of preparation
The financial report is a general-purpose financial report, which has been prepared in accordance with the requirements of the Corporations Act 2001 and Australian Accounting Standards. The financial report has also been prepared on a historical cost basis with all amounts presented in Australian dollars, unless otherwise stated.
The amounts contained in this report and in the Financial Statements have been rounded off under the option available to the Company under ASIC Class Order 98/0100. The Company is an entity to which the Class Order applies. Amounts have been rounded off to the nearest thousand dollars unless otherwise stated.
Statement of compliance
The financial report complies with Australian Accounting Standards, being Australian equivalents to International Financial Reporting Standards (AIFRS). Compliance with AIFRS ensures that the financial report, comprising the financial statements and notes thereto, complies with International Financial Reporting Standards (IFRS).
This is the first financial report prepared based on AIFRS and comparatives for the year ended June 30, 2005 have been restated accordingly.
Basis of consolidation
The consolidated financial statements comprise the financial statements of Novogen Limited and its subsidiaries as at June 30 each year (the “Group”).
The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies.
In preparing the consolidated financial statements, all inter-company balances and transactions, income and expenses and profit and losses resulting from intra-group transactions have been eliminated in full.
Subsidiaries are fully consolidated from the date on which control is transferred to the Group and cease to be consolidated from the date on which control is transferred out of the Group.
Minority interests represent the portion of profit or loss and net assets in Marshall

Edwards, Inc. and Glycotex Inc. not held by the Company and are presented separately in the income statement and within equity in the consolidated balance sheet.
Significant accounting judgements, estimates and assumptions
(i) Significant accounting judgements
In the process of applying the Groups accounting policies, management has made the following judgement, apart from those involving estimations.
Research and development expenses
The directors do not consider the development programs to be sufficiently advanced to reliably determine the economic benefits and technical feasibility to justify capitalisation of development costs. These costs have been recognised as an expense when incurred.
(ii) Significant accounting estimates and assumptions
The carrying amounts of certain assets and liabilities are often determined based on estimates and assumptions of future events. The key estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of certain assets and liabilities within the next annual reporting period are:
Share-based payment transactions
The Group measures the cost of equity-settled transactions with employees by reference to the fair value of equity instruments at the date at which they are granted. The fair value is determined using a binomial model, using the assumptions detailed in Note 10.
Impairments
The Group assesses impairment at each reporting date by evaluating conditions specific to the group that may lead to impairment of assets. Where an impairment trigger exists, the recoverable amount of the asset is determined. Value-in-use calculations performed in assessing recoverable amounts incorporate a number of key estimates.
Revenue recognition
Revenue is recognised to the extent that it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured. In determining the economic benefits, provisions are made for certain trade discounts and returned goods. The following specific recognition criteria must also be met:
Sale of goods
Revenue from sale of goods is recognised when the significant risks and rewards of ownership of the goods have passed to the buyer and can be measured reliably. Risks and rewards are considered passed to the buyer when the goods have been dispatched to a customer pursuant to a sales order and invoice.
Interest
Interest revenue is recognised as interest accrues using the effective interest method. The effective interest method uses the effective interest rate which is the rate that exactly discounts the estimated future cash receipts over the expected life of the financial asset.

Government Grants
Grant income is recognised when there is reasonable assurance that the grant will be received and all attaching conditions will be complied with. Grant income is recognised in the income statement over the periods necessary to match the grant on a systematic basis to the costs that it is intended to compensate.
Royalties
Royalty revenue is recognised on an accruals basis in accordance with the substance of the relevant agreements.
Borrowing costs
Borrowing costs are recognised as an expense when incurred.
Leases
The determination of whether an arrangement is or contains a lease is based on the substance of the arrangement and requires assessment of whether the fulfilment of the arrangement is dependent on the use of a specific asset or assets and the arrangement conveys a right to use the asset.
Finance leases, which transfer to the Group substantially all the risks and benefits incidental to ownership of the leased item, are capitalised at the inception of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between the finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are recognised as an expense in profit or loss.
Capitalised leased assets are depreciated over the shorter of the estimated useful life of the asset and the lease term if there is no reasonable certainty that the Group will obtain ownership by the end of the lease term.
Operating lease payments are recognised as an expense in the income statement on a straight-line basis over the lease term. Lease incentives are recognised in the income statement as an integral part of the total lease expense.
The cost of improvements to or on leasehold property is capitalised, disclosed as leasehold improvements, and amortised over the unexpired period of the lease or the estimated useful lives of the improvements, whichever is the shorter.
Cash and cash equivalents
Cash and short term deposits in the balance sheet comprise cash at bank and in hand and short-term deposits with an original maturity of three months or less.
For the purposes of the Cash Flow Statement, cash and cash equivalents consist of cash and cash equivalents as defined above, net of outstanding bank overdrafts.

Trade and other receivables
Trade receivables, which generally have 30-60 day terms, are recognised and carried at original invoice amount less an allowance for any uncollectible amounts.
An allowance for doubtful debts is made when there is objective evidence that the Group will not be able to collect the debts. Bad debts are written off when identified.
Inventories
Inventories are measured at the lower of cost and net realisable value.
Costs incurred in bringing each product to its present location and condition are accounted for as follows:
•	Raw materials — purchase cost on a first-in, first-out basis; and
•	Finished goods and work-in-progress — cost of direct material, direct labour and a proportion of manufacturing overheads based on normal operating capacity but excluding borrowing costs.
Net realisable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs necessary to make the sale.
Foreign currency translation
Functional Currency
Both the functional and presentation currency of Novogen Limited and its subsidiaries is Australian dollars (A$) except for Marshall Edwards, Inc., Marshall Edwards Pty Limited and Glycotex, Inc. where the functional currency is U.S. dollars.
Translation of foreign currency transactions
Transactions in foreign currencies are initially recorded in the functional currency at the exchange rates ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated at the rate of the exchange ruling at the balance sheet date.
Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate as at the date of the initial transaction.
Translation of financial reports of overseas operations
As at the reporting date the assets and liabilities of overseas subsidiaries are translated into the presentation currency of the Company at the rate of exchange ruling at the balance sheet date and the income statements are translated at the weighted average exchange rates for the period.
The exchange differences arising on the retranslation of overseas operations which have a functional currency of $A are taken directly to the income statement. The exchange differences arising on the retranslation of overseas operations which have a functional currency that is not $A are taken directly to a separate component of equity.
Taxes
Income tax
Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantially enacted by the balance sheet date.
Deferred income tax is provided on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.
The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilised.
Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realised or the liability is settled, based on the tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.
Unrecognised deferred income tax assets are reassessed at each balance sheet date and recognised to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.
Income taxes relating to items recognised directly in equity are recognised in equity and not in the income statement.
Other taxes
Revenues, expenses and assets are recognised net of the amount of Goods and Services Tax (“GST”) receipt except:
•	when the GST incurred on a purchase of goods or services is not recoverable from the taxation authority, in which case the GST is recognised as part of the cost of acquisition of the asset or as part of the expense item as applicable; and
•	receivables and payables, which are stated with the amounts of GST included.
The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the balance sheet.
Cash flows are included in the cash flow statement are on a net basis and the GST component of the cash flows arising from investing and financing activities which are recoverable from or payable to the taxation authority are classified as operating cash flows.
Commitments and contingencies are disclosed net of the amount of GST recoverable from, or payable to, the taxation authority.
Property, plant & equipment
Cost and valuation
Each class of property, plant and equipment is carried at cost or fair value less, where applicable, any accumulated depreciation and impairment losses.
Depreciation
Depreciation is calculated on a straight-line basis to write off the depreciable amount of each item of property, plant and equipment (excluding land) over its expected useful life to the Group.
Major depreciation periods are:

Buildings	8 — 20 years
Plant and equipment	2.5-10 years
Leasehold improvements	the lease term
Impairment of assets
At each reporting date, the Group assesses whether there is any indication that an asset may be impaired. Where an indicator of impairment exists, the Group makes a formal estimate of recoverable amount. Where the carrying amount of an asset exceeds its recoverable amount the asset is considered impaired and is written down to its recoverable amount.
Recoverable amount is the greater of fair value less costs to sell and value in use. It is determined for an individual asset, unless the asset’s value in use cannot be estimated to be close to its fair value less costs to sell and it does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case, the recoverable amount is determined for the cash-generating unit to which the asset belongs.
In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.
Derecognition and disposal
An item of property, plant and equipment is derecognised upon disposal or when no further future economic benefits are expected from its use or disposal.
Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in profit or loss in the year the asset is derecognised.
Research and development
Expenditure during the research phase of a project is recognised as an expense when incurred. Development costs are capitalised only when technical feasibility studies identify that the project will deliver future economic benefits and these benefits can be measured reliably.

Development costs have a finite life and are amortised on a systematic basis matched to the future economic benefits over the useful life of the project.
Trade and other payables
Trade and other payables are carried at amortised cost and represent liabilities for goods and services provided to the Group prior to the end of the financial year that are unpaid and arise when the Group becomes obliged to make future payments in respect of the purchases of these goods and services.
Interest bearing loans and borrowings
All loans and borrowings are initially recognised at the fair value of the consideration received less directly attributable transaction costs.
Gains and losses are recognised in profit or loss when the liabilities are derecognised.
Provisions
Provisions are recognised when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.
Employee benefits
Wages, salaries, annual leave
Liabilities for wages, salaries, including non-monetary benefits, are recognised in other payables in respect of employees’ services up to the reporting date. Liabilities for annual leave are recognised in current provisions in respect of employees’ services up to the reporting date. They are measured at the amounts expected to be paid when the liabilities are settled.
Long service leave
The liability for long service leave is recognised in the provision for employee benefits and measured as the present value of expected future payments to be made in respect of services provided by employees up to the reporting date using the projected unit credit method. Consideration is given to expected future wage and salary levels, experience of employee departures, and periods of service. Expected future payments are discounted using market yields at the reporting date on national government bonds with terms to maturity and currencies that match, as closely as possible, the estimated future cash outflows.
Defined contribution plan
Defined superannuation contributions are recognised as an expense in the period they are incurred.
Share-based payment transactions
The Group provides benefits to employees (including senior executives) of the Group in the form of share-based payments, whereby employees render services in exchange for shares or rights over shares (equity-settled transactions) under the terms of the Employee Share Option Plan (ESOP).
The cost of these equity-settled transactions with employees is measured by reference to the fair value of the equity instruments at the date at which they are granted. The fair value is determined using a binomial model. Further details are given in Note 10.
In valuing equity-settled transactions, no account is taken of any performance conditions.
The cost of equity-settled transactions is recognised, together with a corresponding increase in equity, over the vesting period of the instrument. The cumulative expense recognised for equity-settled transactions at each reporting date until vesting date reflects (i) the extent to which the vesting period has expired and (ii) the Group’s best estimate of the number of equity instruments that will ultimately vest. The income statement charge or credit for a period represents the movement in cumulative expense recognised as at the beginning and end of that period.
Contributed equity
Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown as a deduction, net of tax, from the proceeds.
Subsidiary Equity Issues
Where a subsidiary makes a new issue of capital subscribed by outside equity interests the parent company may make a gain or loss due to dilution of outside equity interests. These gains or losses are recognised in equity attributable to the parent company.
Earnings per share (EPS)
Basic EPS is calculated as net profit/(loss) attributable to members of the parent, adjusted to exclude costs of servicing equity (other than dividends) and preference share dividends, divided by the weighted average number of ordinary shares, adjusted for any bonus element.
Diluted EPS is calculated as net profit/(loss) attributable to members of the parent, adjusted for:
•	costs of servicing equity (other than dividends) and preference share dividends;

•	the after tax effect of dividends and interest associated with dilutive potential ordinary shares that have been recognised as expenses; and

•	other non-discretionary changes in revenues or expenses during the period that would result from the dilution of potential ordinary shares, divided by the weighted average number of ordinary shares and dilutive potential ordinary shares adjusted for any bonus element.
Deferred Offering Costs
Where costs associated with a capital raising have been incurred at balance date and it is probable that the capital raising will be successfully completed after balance date,

such costs are deferred and offset against the proceeds subsequently received from the capital raising.
Financial Instruments
Recognition
Financial instruments are initially measured at cost on trade date, which includes transaction costs, when the related contractual rights or obligations exist. Subsequent to initial recognition these instruments are measured as set out below.
Loans and Receivables
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and are stated at amortised cost using the effective interest rate method.
Financial liabilities
Non-derivative financial liabilities are recognised at amortised cost, comprising original debt less principal payments and amortisation.
Comparatives
Where necessary, comparatives have been reclassified and repositioned for consistency with current year disclosures.

Note 2. (LOSS) BEFORE INCOME TAX

	Consolidated
	2006	2005
	$’000	$’000

Revenue and expenses from continuing operations

(a) Revenue
Sale of goods	13,500	13,404

	13,500	13,404

(b) Other income
Bank interest	1,460	1,319
Government grants — research and development	783	289
Royalties	1,753	1,711
Licence fees	—	207
Net gains on disposal of property, plant and equipment	10	—
Litigation settlements	613	160
Other	119	588

	4,738	4,274

	Consolidated
	2006	2005
	$’000	$’000

(c) Other expenses
Write-down of plant and equipment	301	—

	301	—

(d) Finance costs
Finance charges payable under finance leases	52	56

	52	56

(e) Depreciation, amortisation and cost of inventories included in the income statement
Included in cost of sales:
Depreciation	499	454
Amortisation of leased assets	197	236

Costs of inventories recognised as an expense	1,022	276

(f) Lease payments and other expenses included in the income statement
Included in administrative expenses:
Depreciation	669	842
Amortisation	24	94
Minimum lease payments — operating leases	669	668
Net foreign exchange differences	(112)	325

(g) Employee benefit expense
Wages and salaries	6,975	6,501
Workers’compensation costs	66	68
Defined contribution plan expense	735	597
Employee entitlement provision	146	98
Share-based payments expense	562	389

	8,484	7,653

Note 3. INCOME TAX

	Consolidated
	2006	2005
	$’000	$’000

A reconciliation between tax expense and the product of accounting loss before income tax multiplied by the Group’s applicable tax rate is as follows:

Accounting loss before tax from operations	(17,912)	(12,682)

At the Group’s statutory income tax rate of 30% (2005: 30%)	(5,374)	(3,805)

Foreign tax rate differentials	(132)	126
Non deductible expenses	598	165
Research and development allowance	(466)	(411)

Sub-total	(5,374)	(3,925)
Under/over provision	370	751
Change in Valuation Allowance	5,005	3,176

Tax expense	1	2

Components of Income Tax Expense/(Benefit)
Current Expense/(Benefit)	1	2
Under/over provision	370	751
Deferred Expense/(Benefit)	(5,375)	(3,927)
Movement in valuation allowance	5,005	3,176

Income Tax Expense/(Benefit)	1	2

Deferred Income Tax	Consolidated
	2006	2005
	$’000	$’000

Deferred income tax at 30 June relates to the following:

Deferred tax assets
Depreciation	806	975
Provisions accruals	1,536	1,323
Exchange gains	—	—
Other	102	67
Losses carried forward
- Australia	19,319	14,469
- USA	12,904	12,894
- Other	4,200	4,098

Total deferred tax assets	38,867	33,826

Deferred tax liability
Exchange losses	(165)	(146)
Other	(117)	(100)

Total deferred tax liability	(282)	(246)

Net deferred tax asset	38,585	33,580

Valuation allowance for deferred tax assets	(38,585)	(33,580)

Net recorded deferred taxes	—	—

Tax consolidation
Novogen Limited and its 100% owned Australian subsidiaries elected to form a tax consolidation group for income tax purposes with effect from July 1, 2003. The Australian Tax Office has been formally notified of this decision. Novogen Limited as the head entity discloses all of the deferred tax assets of the tax consolidated group in relation to tax losses carried forward (after elimination of inter-group transactions).
As the tax consolidation group continues to generate tax losses there has been no reason for the Company to enter a tax funding agreement with members of the tax consolidation group.

Note 4. EARNINGS PER SHARE
Basic earnings per share amounts are calculated by dividing net loss for the year attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year.
Diluted earnings per share amounts are calculated by dividing the net loss attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year plus the weighted average number of ordinary shares that would be issued on the conversion of all the dilutive potential ordinary shares into ordinary shares. The notional issue of potential ordinary shares resulting from the exercise of options detailed in Note 10 does not result in diluted earnings per share that shows a different view of the earnings performance of the Company, therefore the information has not been disclosed.
Potential ordinary shares (non-dilutive) and not included in determining earnings per share: 1,482,148 options (refer Note 10).
There have been 298,254 conversions to, calls of, or subscriptions for ordinary shares or issues of potential ordinary shares since the reporting date and before the completion of this financial report.
The following reflects the income and share data used in the basic and diluted earnings per share computations:

	Consolidated
	2006	2005
	$’000	$’000

Net loss attributable to ordinary equity holders of the parent	(16,220)	(11,532)

	2006	2005
	Thousands	Thousands

Weighted average number of ordinary shares used in calculating basic and diluted earnings per share	97,207	96,840

Basic and diluted loss per share — (cents)	(16.7)	(11.9)

Note 5. CASH AND CASH EQUIVALENTS

	Consolidated
	2006	2005
	$’000	$’000

Cash at bank and in hand	21,384	19,421
Short-term deposits	9,129	24,689

	30,513	44,110

Secured cash (Refer Note 12)	3,000	3,150

	33,513	47,260

Cash at bank earns interest at floating rates based on daily bank deposit rates.
Short-term deposits are made for varying periods of between one day and three months, depending on the immediate cash requirements of the Group, and earn interest at the respective short-term deposit rates.
Reconciliation of net loss after tax to net cash from operations

	Consolidated
	2006	2005
	$’000	$’000

Net loss	(17,913)	(12,684)

Adjustments for:
Depreciation and amortisation	1,389	1,626

Net loss on disposal of property, plant and equipment	291	—
Share-based payments	589	403

Changes in assets and liabilities:
(increase)/decrease in trade debtors	574	(17)
(increase)/decrease in prepayments	136	44
(increase)/decrease in other debtors	(829)	(391)
(increase)/decrease in inventories	1,682	(1,615)
increase/(decrease) in accounts payable	145	(462)
increase/(decrease) in provisions	(166)	(37)
exchange rate change on opening cash	(335)	325

Net cash outflow from operating activities	(14,437)	(12,808)

Note 6. TRADE AND OTHER RECEIVABLES

	Consolidated
	2006	2005
	$’000	$’000

Current

Trade receivables (i)	2,717	3,291
Allowance for doubtful debts	(7)	(305)

	2,710	2,986

Deposits held	462	—
Deferred offering costs	128	—
Other debtors (ii)	730	491

	4,030	3,477

(i)	Trade receivables are non-interest bearing and are generally on 30-60 day terms.

(ii)	Other debtors are non-interest bearing and have repayment terms between 7 and 30 days.
Note 7. INVENTORIES

	Consolidated
	2006	2005
	$’000	$’000

Current

Work in progress (at cost)	3,965	2,722
Finished goods (at cost)	1,557	2,766

	5,522	5,488

Non-current

Raw materials (at cost)	912	1,056
Work in progress (at cost)	1,952	3,380
Other inventory (at NRV)	—	144

	2,864	4,580

Note 8. OTHER CURRENT ASSETS

	Consolidated
	2006	2005
	$’000	$’000

Prepayments	685	821

	685	821

Note 9. PROPERTY, PLANT AND EQUIPMENT

	Consolidated
	2006	2005
	$’000	$’000
Land at cost	1,572	1,572

Buildings at cost	3,459	3,459
Accumulated depreciation	(2,587)	(2,296)

	872	1,163

Total land and buildings (property)	2,444	2,735

Plant and equipment under lease — at cost	52	2,591
Accumulated amortisation	(52)	(1,624)

	—	967

Plant and equipment — at cost	9,575	8,721
Accumulated depreciation	(7,625)	(6,564)

	1,950	2,157

Leasehold improvements — at cost	100	—
Accumulated depreciation	(10)	—

	90	—

Total property, plant and equipment — at cost	14,758	16,343
Accumulated amortisation and depreciation	(10,274)	(10,484)

Total property, plant and equipment	4,484	5,859

a) Assets pledged as security
Assets under lease are pledged as security for the associated lease liabilities.
The book value of assets pledged as security are:

	Consolidated
	2006	2005
	$’000	$’000

Plant and equipment under lease	—	967

b) Reconciliations
Reconciliations of the carrying amount of plant property and equipment at the beginning and at the end of the current financial year.

	Consolidated
	2006	2005
	$’000	$’000
Freehold land
Carrying amount at beginning of financial year	1,572	1,572

Carrying amount at end of financial year	1,572	1,572

Buildings on freehold land
Carrying amount at beginning of financial year	1,163	1,454
Depreciation expense	(291)	(291)

Carrying amount at end of financial year	872	1,163

Plant and equipment under lease
Carrying amount at beginning of financial year	967	1,297
Transfers to plant and equipment	(746)	—
Amortisation expense	(221)	(330)

Carrying amount at end of financial year	—	967

Plant and equipment
Carrying amount at beginning of financial year	2,157	2,366
Additions	219	757
Transfers from plant and equipment under lease	746	—
Impairment loss *	(301)	—
Disposals	(4)	—
Depreciation expense	(867)	(966)

Carrying amount at end of financial year	1,950	2,157

Leasehold improvements
Carrying amount at beginning of financial year	—	39
Additions	100	—
Depreciation expense	(10)	(39)

Carrying amount at end of financial year	90	—

*	The $301,000 impairment loss represents the write-down of certain plant and equipment to nil value as its future use and expected cash inflows are not certain.

Note 10. SHARE BASED PAYMENT PLANS
Employee share option plan
The employee share option plan provides for the issue of options to eligible employees being an employee or Director of the Company or related company. Each option entitles its holder to acquire one fully paid ordinary share and is exercisable at a price equal to the weighted average price of such shares at the close of trading on the Australian Stock Exchange Limited for the five days prior to the date of issue. Options issued under the Employee Share Option Plan vest in four equal annual instalments over the vesting period. Options are not transferable. The option lapses if the employee ceases to be an employee during the vesting period. There are currently 51 employees eligible for this scheme. (2005: 47)
Consultant options
The Company has also granted options by way of compensation to consultants who perform services for Novogen and its controlled entities. Options issued to consultants generally vest in four equal annual instalments over the vesting period. The expense recognised in the income statement relation to consultant options is $26,861. (2005: $16,310)
The contractual life of all options granted is five years. There are no cash settlement alternatives.
The expense recognised in the income statement in relation to employee share-based payments is disclosed in Note 2(g).
The following table illustrates the number (No.) and weighted average exercise price (WAEP) of and movements in share options issued to employees during the year;

	2006		2005
	No.	WAEP	No.	WAEP

Outstanding at the beginning of the year (i)	1,139,892	$3.49	1,189,167	$3.00
Granted	438,948	$3.64	276,844	$4.90
Forfeited	81,546	$4.72	37,652	$3.96
Exercised (ii)	196,400	$2.89	288,467	$2.75
Expired	6,256	$4.01	—	—

Outstanding at the end of the year (i)	1,294,638	$3.55	1,139,892	$3.49

Exercisable at the end of the year	527,691	$2.85	430,996	$2.81

(i)	Included within these balances are options over 316,834 shares (2005: 499,982) that have not been recognised in accordance with AASB 2 as the options were granted on or before November 7, 2002 or vested prior to January 1, 2005. These options have not been subsequently modified and therefore do not need to be accounted for in accordance with AASB 2.

(ii)	The exercise of the options occurred on a regular basis throughout the year. The weighted average share price for the year ended June 30, 2006 was $4.22 (2005: $5.18).
The following table details the exercise price, expiry date and number of options issued to employees that were outstanding as at the end of the year:

Exercise	Expiry	No. outstanding 30	No. outstanding 30
Price	Date	June, 2006	June, 2005

$4.00	30/11/05	—	96,689
$4.01	27/10/05	—	6,256
$1.53	10/08/06	196,304	247,341
$2.10	30/11/07	292,298	350,478
$6.76	27/02/09	147,648	162,284
$4.90	16/03/10	231,304	276,844
$3.64	16/04/11	427,084	—

		1,294,638	1,139,892

The following table illustrates the number (No.) and weighted average exercise price (WAEP) of and movements in share options issued to consultants during the year;

	2006		2005
	No.	WAEP	No.	WAEP

Outstanding at the beginning of the year	212,046	$2.78	221,454	$2.77
Granted	27,456	$3.64	14,244	$4.90
Exercised	51,992	$3.60	23,652	$4.00

Outstanding at the end of the year	187,510	$2.68	212,046	$2.78

Exercisable at the end of the year	136,741	$2.25	174,207	$2.56
The following table details the exercise price, expiry date and number of options issued to consultants that were outstanding as at the end of the year:

Exercise	Expiry	No. outstanding 30	No. outstanding 30
Price	Date	June, 2006	June, 2005

$3.5819	20/07/05	—	50,180
$4.00	30/11/05	—	1,812
$2.05	13/07/06	101,950	101,950
$2.10	30/11/07	37,200	37,200
$6.76	27/02/09	6,660	6,660
$4.90	16/03/10	14,244	14,244
$3.64	16/04/11	27,456	—

		187,510	212,046

The weighted average remaining contractual life for the share options outstanding as at June 30, 2006 is between 1 and 5 years (2005: 1 and 5 years). As at June 30, 2006, the total compensation cost related to nonvested share options not yet recognized is $1,249,000.
The weighted average fair value of options granted during the year was $2.10 (2005: $2.96)
The fair value of the equity-settled share options granted to both employees and consultants is estimated as at the date of grant using a binomial model taking into account the terms and conditions upon which the options were granted.
The following table lists the inputs to the model used to calculate the fair value of the options.

	April 21,	March 16,	February 27,	November 29,
	2006	2005	2004	2002
Dividend yield	0%	0%	0%	0%
Expected volatility	66%	69%	69%	68%
Historical volatility	66%	69%	69%	68%
Risk-free interest rate	5.62%	5.67%	5.52%	5.27%
Expected life of option	5 years	5 years	5 years	5 years
Option fair value	2.10	2.96	2.82	1.26
The dividend yield reflects the assumption that the current dividend payout, which is zero, will continue with no anticipated increases. The expected life of the options is based on historical data and is not necessarily indicative of exercise patterns that may occur. The expected volatility reflects the assumption that the historical volatility is indicative of future trends, which may also not necessarily be the actual outcome.

Note 11. TRADE AND OTHER PAYABLES

	Consolidated
	2006	2005
	$’000	$’000

Current

Trade payables	2,312	3,078
Accrued trade payables	2,654	1,689
Accrued clinical trial payments	680	734

	5,646	5,501

Terms and conditions relating to the above payables:
•	trade creditors are non interest bearing and normally settled on 30 day terms; and

•	clinical trial creditors are non-interest bearing and normally settled on 30 day terms.
Note 12. INTEREST BEARING LOANS AND LIABILITIES

	Consolidated
	2006	2005
	$’000	$’000

Current

Obligations under finance leases (secured) (Note 17)	15	750

	15	750

Non-current

Obligations under finance leases (secured) (Note 17)	—	15

	—	15

Financing facilities available
At reporting date, the following financing facilities had been negotiated and were available:

	Consolidated
	2006	2005
	$’000	$’000

Total facilities
Lease facilities	4,000	4,000

	4,000	4,000

Used at balance date	572	1,454
Unused at balance date	3,428	2,546

	4,000	4,000

Assets under lease are pledged as security for the associated lease liabilities.
Novogen Limited has entered into a Deed of Set-off where it has agreed to hold a deposited sum with the bank of at least $3 million at all times as additional security for the lease facility.
Note 13. PROVISIONS

	Consolidated
	2006	2005
	$’000	$’000

Employee Benefit Provision
Opening balance at beginning of the year	727	631
Additional provision made in the period	86	96

Closing balance at the end of the year	813	727

Current	520	474
Non-current	293	253

	813	727

	Consolidated
	2006	2005
	$’000	$’000

Make Good Provision
Opening balance at beginning of the year	—	—
Additional provision made in the period	46	—

Closing balance at the end of the year	46	—

Current	—	—
Non-current	46	—

	46	—

In accordance with its Sydney premises lease, the Group must restore the leased premises to agreed condition at the end of the lease term. A provision of $46,000 was made during the year ended June 30, 2006 in respect of the Group’s expected obligation.

Note 14. CONTRIBUTED EQUITY AND RESERVES
(a) Contributed equity

	Consolidated
	2006	2005
	$’000	$’000

(a) Fully paid ordinary shares
Novogen Limited
97,294,054 (2005: 97,045,662) ordinary shares	127,060	126,306

	127,060	126,306

(b) Other
Gain arising on issue of shares by subsidiaries to outside shareholders :
Marshall Edwards, Inc.	44,424	44,424
Glycotex, Inc	5,505	5,505

	49,929	49,929

Contributed Equity	176,989	176,235

Ordinary shares have the right to receive dividends as declared and, in the event of winding up the Company, to participate in the proceeds from the sale of all surplus assets in proportion to the number of and amounts paid up on shares held.
Ordinary shares entitle their holder to one vote, either in person or by proxy, at a meeting of the Company.
Movements in issued and paid up ordinary share capital of Novogen Limited are as follows:

		Issue
	Number of	price
	shares	$	$’000

On issue July 1, 2005	97,045,662		126,306

Options converted to shares	50,180	3.58	180
Options converted to shares	98,501	4.00	394
Options converted to shares	51,037	1.53	78
Options converted to shares	48,674	2.10	102

Total options exercised during the period	248,392		754

On issue June 30, 2006	97,294,054		127,060

Share options
The Company has an employee share option plan under which options to subscribe for the Company’s shares have been granted to certain executive and other employees (refer Note 10).

(b) Reserves
The foreign currency translation reserve is used to record exchange differences arising from the translation of the financial statements of foreign subsidiaries.
Movements in the currency translation reserve were as follows:

	Consolidated
	2006	2005
	$’000	$’000

Balance at the beginning of the year	(3,413)	(449)

Gain/(loss) on translation of overseas controlled entities	566	(2,964)

Balance at the end of the year	(2,847)	(3,413)

(c) Accumulated losses
Movements in accumulated losses were as follows:

	Consolidated
	2006	2005
	$’000	$’000

Balance at the beginning of the year	(116,069)	(104,972)

Adjustment to opening retained earnings attributed to outside equity interest holders	—	32
Equity attributable to share based payments	589	403
Current year losses	(16,220)	(11,532)

Balance at the end of the year	(131,700)	(116,069)

(d) Minority interests
The minority interests are detailed as follows:

	Consolidated
	2006	2005
	$’000	$’000

Ordinary shares	7,699	7,699
Foreign currency translation reserve	(423)	(513)
Accumulated losses	(5,140)	(3,447)

	2,136	3,739

Note 15. SEGMENT INFORMATION
The Group generally accounts for intercompany sales and transfers as if the sales or transfers were to third parties at current market prices. Revenues are attributed to geographic areas based on the location of the assets producing the revenues.
The Novogen Group operates subsidiary companies in 3 major geographical areas being Australia/New Zealand, North America (including the USA and Canada), and Europe (including the U.K. and the Netherlands). The subsidiaries are involved in the selling and marketing of Novogen’s dietary supplements including Promensil, Trinovin and Rimostil.
Segment accounting policies are the same as the consolidated entity’s policies described in Note 1. During the financial year there were no changes in the segment accounting policies that had a material effect on the segment information.
Geographic Segments
The following table presents revenue and profit information and certain asset and liability information regarding business segments for the years ended June 30, 2006 and June 30, 2005.

	Australia/NZ		North America		Europe		Elimination		Consolidated
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000

Revenue
Sales to external customers	5,166	4,646	5,720	6,240	2,614	2,518	—	—	13,500	13,404
Other revenues from external customers	3,496	2,879	—	—	—	76	(218)	—	3,278	2,955
Inter-segment revenues	2,021	3,144	—	29	—	—	(2,021)	(3,173)	—	—

Total segment revenue	10,683	10,669	5,720	6,269	2,614	2,594	(2,239)	(3,173)	16,778	16,359

Unallocated revenue									1,460	1,319

Total consolidated revenue									18,238	17,678

Result (from continuing operations)
Segment result (loss)	(11,883)	(26,176)	(6,798)	942	(985)	644	1,807	11,964	(17,859)	(12,626)
Unallocated expenses									(53)	(56)

Consolidated entity (loss) before income tax									(17,912)	(12,682)
Income tax expense									(1)	(2)

Net (loss) from continuing operations									(17,913)	(12,684)

Assets and liabilities
Segment assets	79,051	81,249	53,237	56,983	1,379	1,615	(82,569)	(72,362)	51,098	67,485
Segment liabilities	5,555	8,484	49,051	46,599	11,092	10,343	(59,178)	(58,433)	6,520	6,993

Other segment information
Capital expenditure	260	686	53	47	6	24	—	—	319	757
Depreciation	1,106	1,255	53	34	9	7	—	—	1,168	1,296
Amortisation	221	330	—	—	—	—	—	—	221	330
Impairment loss recognised in loss	301	—	—	—	—	—	—	—	301	—
Other non-cash expenses	2,884	4,317	(63)	151	(8)	30	(1,677)	(4,202)	1,136	296
Segment net gain/(loss) on foreign currency	2,747	(5,380)	(2,013)	4,079	(522)	975	(101)	—	111	(326)

Business Segments
The following table presents revenue, expenditure and certain asset information regarding business segments for the years ended June 30, 2006 and June 30, 2005.

			Pharmaceutical
	Dietary		research and
	supplements		development		Elimination		Consolidated
	2006	2005	2006	2005	2006	2005	2006	2005
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000

Segment revenue	14,373	14,703	3,865	2,975	—	—	18,238	17,678
Segment assets	32,611	35,183	19,042	35,117	(555)	(2,815)	51,098	67,485
Note 16. FINANCIAL INSTRUMENTS
The Group’s principal financial instruments comprise finance leases and cash and short term deposits. The Group has various other financial assets and liabilities such as trade receivables and trade payables, which arise directly from its operations. It is, and has been throughout the period under review, the Group’s policy that no trading in financial instruments shall be undertaken. The main risks arising from the Group’s financial instruments are interest rate risk, foreign currency risk and credit risk.
(a) Interest rate risk
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

The Group’s exposure to interest rate risk and the effective weighted average interest rate for each class of financial assets and liabilities is set out below.

												Weighted
		Floating		Fixed		Fixed		Non-interest				Average Rate
		Interest Rate		1 year or less		Over 1 to 5 years		bearing		Total		of Interest
	Note	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
		$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000

Financial assets
Cash	5	20,671	12,777	—	—	—	—	713	6,644	21,384	19,421	3.65%	1.34%
Deposits	5	2,138	2,621	9,991	25,218	—	—	—	—	12,129	27,839	5.78%	4.26%
Trade and other receivables	6	—	—	—	—	—	—	4,030	3,477	4,030	3,477	N/A	N/A

		22,809	15,398	9,991	25,218	—	—	4,743	10,121	37,543	50,737

Financial liabilities
Trade and other payables	11	—	—	—	—	—	—	5,646	5,501	5,646	5,501	N/A	N/A
Interest bearing loans and borrowings	12	—	—	15	750	—	15	—	—	15	765	7.75%	8.33%

		—	—	15	750	—	15	5,646	5,501	5,661	6,266

Net financial assets/(liabilities)		22,809	15,398	9,976	24,468	—	(15)	(903)	4,620	31,882	44,471

(b) Foreign currency risk
The Company conducts a portion of its business in various foreign currencies, primarily in the U.S. and the U.K.. As of June 30, 2006, the Company had not established a foreign currency hedging program. The Company has mitigated and will continue to mitigate a portion of its currency exposure through international sales, marketing and support operations in which all costs are local currency based.
(c) Credit risk
The Group trades only with recognised, creditworthy third parties.
It is the Group’s policy that all customers who wish to trade on credit terms are subject to credit verification procedures. In addition, receivable balances are monitored on an ongoing basis with the result that the Group’s exposure to bad debts is not significant.
The consolidated entity’s maximum exposures to credit risk at balance date in relation to each class of recognised financial assets is the carrying amount of those assets as indicated in the Balance Sheet.
Concentration of credit risk
The Group minimises concentration of credit risk in relation to trade receivables by undertaking transactions with a large number of customers.
Credit risk is managed in the following way:
(i)	payment terms are 30 days except for some customers who have 60 day terms; and

(ii)	a risk assessment process is used for all customers.
(d) Net fair value of financial assets and liabilities
The net fair value of financial assets and liabilities approximates their carrying value in the Balance Sheet, because they are short term and at market rates of interest.
Note 17. COMMITMENTS AND CONTINGENCIES

	Consolidated
	2006	2005
	$’000	$’000
(a) Lease commitments *

Commitments in relation to operating leases contracted for at the reporting date but not recognised as liabilities payable:
Not later than 1 year	427	199
Later than 1 year but not later than 2 years	463	218
Later than 2 years but not later than 3 years	471	247
Later than 3 years but not later than 4 years	433	248
Later than 4 years but not later than 5 years	64	192

	1,858	1,104

(b) Finance leases **

Commitments in relation to finance leases are payable as follows:
Not later than 1 year	15	767
Later than 1 year but not later than 2 years	—	15
Minimum lease payments	15	782
Less: Future finance charges	—	(17)

	15	765

Representing lease liabilities:

Current — (Note 12)	15	750
Non-current — (Note 12)	—	15

	15	765

(c) Other expenditure commitments

Research and development contracts for service to be rendered:
Not later than 1 year	3,506	3,556
Later than 1 year but not later than 2 years	69	607

	3,575	4,163

*	Operating leases represent payments for property and equipment rental. Leases for property include an annual review for CPI increases.

**	Finance leases have an average lease term of 4 years with the option to purchase the asset at the completion of the lease term for the residual value. The average interest rate implicit in the leases is 7.75% (2005: 8.33%). Assets under lease are pledged as security for the associated lease liability.

There are no commitments for capital expenditure outstanding at the end of the financial year.
(d) Parent entity guarantees
(a)	The parent company has unconditionally guaranteed financial support for Novogen Limited (U.K.) should it be unable to meet its financial obligations.

(b)	The parent company has guaranteed in a deed dated May 16, 2002 the performance of the Novogen subsidiaries arising in connection with the License Agreement and the Manufacturing and Supply Agreement with Marshall Edwards Pty Limited.

(c)	As a condition of the Class Order, Novogen Limited and the controlled entities subject to the Class Order, entered into a Deed of Cross Guarantee on May 28, 1999. The effect of the deed is that Novogen Limited has guaranteed to pay any deficiency in the event of winding up of the controlled entities. The controlled entities have also given a similar guarantee in the event that Novogen Limited is wound up.

(d)	The Company is continuing to prosecute its IP rights and in June we announced that the Vienna Commercial Court had upheld a provisional injunction against an Austrian company, APOtrend. The Company has provided a guarantee to the value of 250,000 Euros with the court to confirm its commitment to the ongoing enforcement process.

Note 18. RELATED PARTY DISCLOSURES
Interests in controlled entities
The consolidated financial statements include the financial statements of Novogen Limited and the subsidiaries listed in the following table.

	Country of	% Equity interest		Investment ($'000)
Name of Entity	Incorporation	2006	2005	2006	2005

Novogen Laboratories Pty Ltd ^	Australia	100	100	400	400
Novogen Research Pty Ltd ^	Australia	100	100	7,000	7,000
Phytosearch Pty Ltd	Australia	100	100	—	—
Phytogen Pty Ltd	Australia	100	100	20	20
Glycotex Pty Ltd	Australia	100	100	—	—
Norvogen Pty Ltd	Australia	100	100	—	—
Central Coast Properties Pty Ltd ^	Australia	100	100	—	—
Novogen Inc	USA	100	100	—	—
Glycotex, Inc.	USA	84.3	84.3	54	54
Novogen Limited (UK)	UK	100	100	—	—
Promensil Limited	UK	100	100	—	—
Novogen BV	Netherlands	100	100	—	—
Novogen Canada Limited	Canada	100	100	—	—
Marshall Edwards, Inc.	USA	86.9	86.9	—	—
Marshall Edwards Pty Limited	Australia	86.9	86.9	—	—

			(Note 10)	7,474	7,474

Novogen Limited, a company incorporated in Australia, is the ultimate parent entity.
^ Entities subject to class order relief
Pursuant to Class Order 98/1418, relief has been granted to these companies from the Corporations Act 2001 requirements for preparation, audit and lodgement of their financial reports.
As a condition of the Class Order, Novogen Limited and the controlled entities subject to the Class Order (the “Closed Group”), entered into a Deed of Cross Guarantee on May 28, 1999. The effect of the deed is that Novogen Limited has guaranteed to pay any deficiency in the event of winding up of the controlled entities. The controlled entities have also given a similar guarantee in the event that Novogen Limited is wound up.
The consolidated income statement and balance sheet of the entities that are members of the “Closed Group” are as follows:

Consolidated Income Statement

	CLOSED GROUP
	2006	2005
	$’000	$’000

Loss from continuing operations before income tax	(1,069)	(5,479)
Income tax expense	—	—

Loss after tax from continuing operations	(1,069)	(5,479)
Accumulated losses at the beginning of the period	(55,524)	(50,448)
Net income recognised directly in equity	589	403

Accumulated losses at the end of the financial year	(56,004)	(55,524)

Consolidated Balance Sheet

	CLOSED GROUP
	2006	2005
	$’000	$’000

CURRENT ASSETS
Cash and cash equivalents	15,541	15,655
Trade and other receivables	2,971	5,050
Inventories	4,520	3,249
Other current assets

Total current assets	23,032	23,954

NON-CURRENT ASSETS
Receivables	44,811	41,873
Inventories	2,864	4,016
Property, plant and equipment	4,395	5,767
Other financial assets	54	54

Total non-current assets	52,124	51,710

TOTAL ASSETS	75,156	75,664

CURRENT LIABILITIES
Trade and other payables	3,295	3,419
Interest bearing loans and borrowings	15	750
Provisions	497	445

Total current liabilities	3,807	4,614

NON-CURRENT LIABILITIES
Interest bearing loans and borrowings	—	15
Provisions	293	253

Total non-current liabilities	293	268

TOTAL LIABILITIES	4,100	4,882

NET ASSETS	71,056	70,782

EQUITY
Contributed equity	127,060	126,306
Accumulated losses	(56,004)	(55,524)

TOTAL EQUITY	71,056	70,782

Note 19. REMUNERATION OF AUDITORS

	Consolidated
	2006	2005
	$	$

Amounts received or due and receivable by BDO Australia for
(a) an audit or review of the financial report of the entity and any other entity in the consolidated entity;	257,460	245,067
(b) other services in relation to the entity and any other entity in the consolidated entity
- Tax compliance services	39,476	9,500
- Glycotex S1 audit and review services	109,394	—
- Sarbanes-Oxley Section 404 services	1,944	5,000
- Review of accounting papers	13,810	—
- Review of government grants	4,900	—
- Other	3,661	—

	430,645	259,567
Amounts received or due and receivable by Ernst & Young Australia for:
(a) an audit or review of the financial report of the entity and any other entity in the consolidated entity;	82,764	34,407
(b) other services in relation to the entity and any other entity in the consolidated entity
- Tax Services	—	650
- Review of government grants	—	3,045
- Other	—	4,500

	82,764	42,602
Amounts received or due and receivable by related practice of Ernst & Young Australia for other services in relation to any entity in the consolidated entity
- Tax Services	—	11,616
Amounts received or due and receivable by auditors of other subsidiaries in the consolidated entity for an audit/review, which are not already disclosed	23,264	30,313

	536,673	332,482

Note 20. DIRECTOR AND EXECUTIVE DISCLOSURES
a) Details of Key Management Personnel
(i) Directors

PA Johnston	Chairman (Non-executive)
C Naughton	CEO
AJ Husband	Executive Director appointed 25 May, 2006
GE Kelly	Executive Director resigned September 2, 2005
PJ Nestel AO	Director (Non-executive)
PB Simpson	Director (Non-executive)
LC Read	Director (Non-executive)
GM Leppinus	Director (Non-executive)

(ii) Executives

DR Seaton	Chief Financial Officer
WJ Lancaster	VP Commercial and Corporate Development
BM Palmer	General Manager Operations
CD Kearney	General Manager Consumer Business
RL Erratt	Company Secretary
b) Compensation of Key Management Personnel
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
The performance criteria against which Directors and Executives are assessed have regard to the financial and non-financial objectives of Novogen Limited.

It is the Remuneration Committee policy that employment agreements are entered into with the Chief Executive Officer, the Executive Director, and each of the Executives except for the Vice President Commercial and Corporate Development. The contracts for service between the Company and the Chief Executive Officer, Executive Director and the Executives are for terms of three years with a notice period of six months. In the event of the Company terminating the employment under the terms of the contract the Company shall pay the pro-rata balance of the unexpired contract term plus an additional amount of one and one half times the then current annual remuneration of the employee. However, the maximum payable on termination by the Company will be three years’ remuneration. The minimum payable on termination by the Company will be eighteen months’ remuneration. The Company may terminate the contracts at anytime without notice if serious misconduct has occurred. Where termination with cause occurs, there is no entitlement to termination payments under the term of the contract. On termination, any unvested options issued under the Employee Option scheme are immediately forfeited.

(ii) Remuneration of Key Management Personnel

				Post	Share based
		Short term benefits		employment	payments	Other	Total
			Non-
			monetary	Superan-
		Salary & fees	benefits	nuation	Options	Bonuses

Specified Directors
PA Johnston
	2006	143,612	—	9,412	—	—	153,024
	2005	104,588	—	9,412	136	—	114,136
C Naughton
	2006	518,835	46,827	100,587	—	—	666,249
	2005	507,724	53,643	45,696	—	—	607,063
AJ Husband *
	2006	290,766	41,785	47,618	51,281	—	431,450
	2005	286,818	51,155	25,814	40,940	—	404,727
GE Kelly **
	2006	362,388	—	32,615	7,145	—	402,148
	2005	334,314	29,981	30,088	—	—	394,383
PJ Nestel AO
	2006	82,000	—	—	—	—	82,000
	2005	82,000	—	—	—	—	82,000
PB Simpson
	2006	49,540	—	4,460	—	—	54,000
	2005	51,376	—	4,624	136	—	56,136
LC Read
	2006	40,368	—	3,632	—	—	44,000
	2005	40,368	—	3,632	—	—	44,000
GM Leppinus
	2006	31,650	—	14,350	—	—	46,000
	2005	16,820	—	1,513	—	—	18,333

Total Remuneration: Specified Directors
	2006	1,519,159	88,612	212,674	58,426	—	1,878,871
	2005	1,424,008	134,779	120,779	41,212	—	1,720,778

*	appointed May 23, 2006 – remuneration while a director of Novogen Limited includes salary of $24,131, other benefits of $3,482 and superannuation benefits of $3,968. Options were granted while in capacity of Executive prior to joining the Board..

**	resigned September 2, 2005 – remuneration while a director of Novogen Limited includes salary of $56,576 and superannuation benefits of $5,092. Options were granted while acting in capacity of Executive following resignation from the Board.

				Post	Share based
		Short term benefits		employment	payments	Other	Total
			Non-
			monetary	Superan-
		Salary & fees	benefits	nuation	Options	Bonuses

Executives
DR Seaton
	2006	284,916	28,976	56,162	51,310	—	421,364
	2005	298,526	20,085	26,867	41,031	—	386,509
WJ Lancaster (USA)
	2006	195,843	6,243	21,956	24,137	—	248,179
	2005	186,822	6,197	19,915	21,595	—	234,529
BM Palmer
	2006	153,085	33,239	13,778	28,562	—	228,664
	2005	142,942	33,594	12,865	23,366	—	212,767
CD Kearney
	2006	181,405	22,952	16,326	28,209	—	248,892
	2005	164,376	22,951	14,794	21,417	—	223,538
RL Erratt
	2006	149,939	26,203	29,845	28,381	—	234,368
	2005	152,026	20,157	13,682	23,774	—	209,639

Total remuneration: Executives
	2006	965,188	117,613	138,067	160,599	—	1,381,467
	2005	944,692	102,984	88,123	131,183	—	1,266,982
c) Remuneration options: Granted and vested during the year
During the financial year further options were granted as equity compensation benefits to certain specified Directors and Executives as disclosed below. The options were issued free of charge. Each option entitles the holder to subscribe for one fully paid ordinary share in Novogen Limited at an exercise price of $3.64. The options expire five years after grant date and vest annually in four equal instalments commencing one year after grant date.

The following table sets out options issued to Directors and Executives during the year and the number of previously issued options which vested during the year:

		Terms and conditions for each grant
	Options			Value per	Exercise	First	Last
	vesting in	Granted		option at	price per	exercise	exercise
	year number	number	Grant date	grant date	share	date	date
				($)	($)

Specified Directors
AJ Husband	29,378	30,436	21/04/2006	2.10	3.64	21/04/2007	21/04/2011
GE Kelly	—	31,792	21/04/2006	2.10	3.64	21/04/2007	21/04/2011

Executives
DR Seaton	29,559	30,436	21/04/2006	2.10	3.64	21/04/2007	21/04/2011
WJ Lancaster (USA)	17,029	12,232	21/04/2006	2.10	3.64	21/04/2007	21/04/2011
BM Palmer	17,045	16,692	21/04/2006	2.10	3.64	21/04/2007	21/04/2011
CD Kearney	11,023	17,752	21/04/2006	2.10	3.64	21/04/2007	21/04/2011
RL Erratt	18,739	16,520	21/04/2006	2.10	3.64	21/04/2007	21/04/2011

Total	122,773	155,860

d) Shares issued on exercise of remuneration options

	Shares
	issued	Paid	Unpaid
	number	$ per share	$ per share

Specified Directors
AJ Husband	16,000	4.00	—
PJ Nestel	20,000	3.58	—

Executives
DR Seaton	16,236	4.00	—
WJ Lancaster (USA)	12,511	1.77	—
BM Palmer	8,976	4.00	—
RL Erratt	11,496	4.00	—

Total	85,219

e) Option holding of specified Directors and Executives

	Balance at			Net		Vested at
	beginning of	Granted as	Options	change	Balance at	June 30,
	period	remuneration	exercised	other	end of period	2006
							Not
	July 1, 2005				June 30, 2006	Total	exercisable	Exercisable
	Number	Number	Number	Number	Number	Number	Number	Number

Specified Directors
PA Johnston	3,128	—	—	(3,128)	—	—	—	—
C Naughton	—	—	—	—	—	—	—	—
AJ Husband	133,512	30,436	(16,000)	—	147,948	83,558	—	83,558
GE Kelly	—	31,792	—	—	31,792	—	—	—
PJ Nestel AO	20,000	—	(20,000)	—	—	—	—	—
PB Simpson	3,128	—	—	(3,128)	—	—	—	—

Executives
DR Seaton	113,330	30,436	(16,236)	—	127,530	63,087	—	63,087
WJ Lancaster (USA)	35,957	12,232	(12,511)	—	35,678	6,480	—	6,480
BM Palmer	77,156	16,692	(8,976)	—	84,872	48,737	—	48,737
CD Kearney	44,092	17,752	—	—	61,844	24,977	—	24,977
RL Erratt	86,452	16,520	(11,496)	—	91,476	55,549	—	55,549

Total	516,755	155,860	(85,219)	(6,256)	581,140	282,388	—	282,388

f) Shareholdings of specified Directors and their related parties and Executives and their related parties

	Balance	Granted as	On exercise	Net change	Balance
	July 1, 2005	remuneration	of options	other	June 30, 2006
	Number Ord	Number Ord	Number Ord	Number Ord	Number Ord

Specified Directors
PA Johnston	48,594	—	—	—	48,594
C Naughton	633,511	—	—	—	633,511
AJ Husband	60,148	—	16,000	(15,000)	61,148
GE Kelly	8,359,152	—	—	(379,200)	7,979,952
PJ Nestel AO	12,000	—	20,000	—	32,000
PB Simpson	500	—	—	—	500
LC Read	2,000	—	—	—	2,000

Executives
DR Seaton	—	—	16,236	—	16,236
WJ Lancaster (USA)	40,000	—	12,511	(52,511)	—
BM Palmer	154,726	—	8,976	(35,000)	128,702
CD Kearney	8,850	—	—	—	8,850
RL Erratt	103,860	—	11,496	87,000	202,356

Total	9,423,341	—	85,219	(394,711)	9,113,849

All equity transactions with specified directors and executives, other than those arising from the exercise of remuneration options, have been entered into under terms and conditions no more favourable than those the entity would have adopted if dealing at arm’s length.
Note 21. EVENTS AFTER THE BALANCE SHEET DATE
On July 11, 2006, MEI entered into a securities purchase agreement with certain accredited investors providing for the placement of 6,329,311 shares of its common stock and warrants exercisable for 2,215,258 shares of its common stock at a purchase price of US$2.90 per unit (the”PIPE”). The warrants have an exercise price of US$4.35 per share, subject to certain adjustments. The warrants may be exercised no less than six months from the closing date and will expire four years from the date of issuance, or July 11, 2010. MEI closed the private placement on July 11, 2006.
On July 11, 2006, MEI entered into a standby equity distribution agreement (“SEDA”), with Cornell Capital Partners, LP (“Cornell”). Under the SEDA, MEI may issue and sell to Cornell shares of its common stock for a total purchase price of up to US$15 million, once a resale registration statement is in effect. MEI has sole discretion whether and when to sell shares of its common stock to Cornell. Cornell will be irrevocably bound to purchase shares of common stock from MEI after MEI sends a notice that it intends to sell shares of common stock to Cornell. Each advance under the SEDA is limited to a maximum of US$1.5 million.

MEI has entered into a registration rights agreement which provides for liquidated damages of up to 10% of the aggregate purchase price of the shares issued as part of the PIPE transaction if certain deadlines for registration are not met. MEI was required under the registration rights agreement to file a registration statement within 30 days of closing, have the registration statement declared effective 90 calendar days following closing or 120 days if the SEC reviews the registration statement. MEI is also required to maintain an effective registration statement.
On August 11, 2006, Camellia Properties Pty Limited initiated proceedings against the Company, claiming damages of $5,161,487 in connection with terminated negotiations of a commercial property lease. The Directors are of the view that the basis of the claim is without foundation and the Directors are obtaining legal advice with the intention of vigorously defending the claim.
On October 23, 2006, the Company announced that it had licensed the U.S. rights to the Promensil and Trinovin brands to Natrol. The licence provides for Novogen to receive royalties on sales of Promensil and Trinovin made by Natrol in the future. The estimated financial effect of the licence transaction will be a reduction in Group sales and an increase in royalty income.
On October 30, 2006, the Company announced that Dr Graham Kelly ceased his operational and executive functions with the Company.
Note 22. TRANSITION TO IFRS
For all periods up to and including the year ended June 30, 2005, the Group prepared its financial statements in accordance with Australian generally accepted accounting practice (AGAAP). These financial statements for the year ended June 30, 2006 are the first the Group is required to prepare in accordance with Australian equivalents to International Financial Reporting Standards (AIFRS).
Accordingly, the Group has prepared financial statements that comply with AIFRS applicable for periods beginning on or after January 1, 2005 and the significant accounting policies meeting those requirements are described in Note 1. In preparing these financial statements, the Group has started from an opening balance sheet as at July 1, 2004, the Group’s date of transition to AIFRS, and made those changes in accounting policies and other restatements required by AASB 1 First-time adoption of AIFRS.
This note explains the principal adjustments made by the Group in restating its AGAAP balance sheet as at July 1, 2004 and its previously published AGAAP financial statements for the year ended June 30, 2005.
Exemptions applied
AASB 1 allows first-time adopters certain exemptions from the general requirement to apply AIFRS retrospectively.

The Group has applied the following exemptions:
•	AASB 2 Share-based Payment: has not been applied to any entity instrument that was granted on or before November 7, 2002, nor has it been applied to equity instruments that were granted after November 7, 2002 that vested before January 1, 2005.
INCOME STATEMENT reflecting reconciliation of adjustments to AIFRS for the year ended June 30, 2005

				Consolidated
				A-IFRS
			AGAAP	impact	A-IFRS
	Notes		$’000	$’000	$’000
Continuing Operations
Revenue			13,404	—	13,404
Cost of sales			(4,666)	—	(4,666)

Gross profit			8,738	—	8,738

Other income			4,274	—	4,274

Research & development expenses			(10,217)	—	(10,217)
Selling & promotional expenses			(8,411)	—	(8,411)
Shipping and handling expenses			(444)	—	(444)
General and administrative expenses	(i	)	(6,163)	(403)	(6,566)
Finance costs			(56)	—	(56)

Loss before income tax			(12,279)	(403)	(12,682)
Income tax expense			(2)	—	(2)

Loss for the period			(12,281)	(403)	(12,684)

Loss attributable to minority interest			1,152	—	1,152

Loss attributable to members of Novogen Limited			(11,129)	—	(11,532)

(i)	Under AASB 2 Share-based Payment, the Company has recognised the fair value of options issued as an expense on a pro-rata basis in the income statement. Share-based payment costs were not recognised under AGAAP. This has resulted in a decrease in profit from AGAAP to AIFRS.

BALANCE SHEET reflecting reconciliation of adjustments to AIFRS
As at July 1, 2004

				Consolidated
				A-IFRS
			AGAAP	impact	A-IFRS
	Notes		$’000	$’000	$’000
CURRENT ASSETS
Cash and cash equivalents			58,431	—	58,431
Trade and other receivables			2,936	—	2,936
Inventories			5,589	—	5,589
Other current assets			865	—	865

Total current assets			67,821	—	67,821

NON-CURRENT ASSETS
Inventories			2,864	—	2,864
Property, plant and equipment			6,728	—	6,728
Other financial assets			—	—	—

Total non-current assets			9,592	—	9,592

TOTAL ASSETS			77,413	—	77,413

CURRENT LIABILITIES
Trade and other payables			5,963	—	5,963
Interest-bearing loans and borrowings			843	—	843
Provisions			361	—	361

Total current liabilities			7,167	—	7,167

NON-CURRENT LIABILITIES
Interest-bearing loans and borrowings			765	—	765
Provisions			270	—	270

Total non-current liabilities			1,035	—	1,035

TOTAL LIABILITIES			8,202	—	8,202

NET ASSETS			69,211	—	69,211

EQUITY
Contributed equity			170,276	—	170,276
Reserves			(449)	—	(449)
Accumulated losses	(i	)	(104,972)	—	(104,972)

Parent interest			64,855	—	64,855

Minority Interest			4,356	—	4,356

TOTAL EQUITY			69,211	—	69,211

BALANCE SHEET reflecting reconciliation of adjustments to AIFRS
As at June 30, 2005

				Consolidated
				A-IFRS
			AGAAP	impact	A-IFRS
	Notes		$’000	$’000	$’000
CURRENT ASSETS
Cash and cash equivalents			47,260	—	47,260
Trade and other receivables			3,477	—	3,477
Inventories			5,488	—	5,488
Other current assets			821	—	821

Total current assets			57,046	—	57,046

NON-CURRENT ASSETS
Inventories			4,580	—	4,580
Property, plant and equipment			5,859	—	5,859
Other financial assets			—	—	—

Total non-current assets			10,439	—	10,439

TOTAL ASSETS			67,485	—	67,485

CURRENT LIABILITIES
Trade and other payables			5,501	—	5,501
Interest-bearing loans and borrowings			750	—	750
Provisions			474	—	474

Total current liabilities			6,725	—	6,725

NON-CURRENT LIABILITIES
Interest-bearing loans and borrowings			15	—	15
Provisions			253	—	253

Total non-current liabilities			268	—	268

TOTAL LIABILITIES			6,993	—	6,993

NET ASSETS			60,492	—	60,492

EQUITY
Contributed equity			176,235	—	176,235
Reserves			(3,413)	—	(3,413)
Accumulated losses	(i	)	(116,069)	—	(116,069)

Parent interest			56,753	—	56,753

Minority Interest			3,739	—	3,739

TOTAL EQUITY			60,492	—	60,492

(i)	Under AASB 2 Share-based Payment, the Company has recognise the fair value of options issued as an expense on a pro-rata basis over the vesting period in the income statement with a corresponding adjustment in equity (retained earnings). The reduced profit amount is also carried through to equity (retained earnings) as an offsetting amount. Share-based payment costs were not recognised under AGAAP. The total amount adjusted is $630,000, which represents $403,000 for the year ended June 30.

2005 and $215,000 from prior financial periods, for options that were granted on or after November 7, 2002 that vest after January 1, 2005. The Company has applied the transition provisions under AASB 1.
Restated AIFRS Statement of Cash Flows for the year ended June 30, 2005.
There were no material impacts on the cash flows presented under AGAAP on adoption of AIFRS.
Note 23. DIVIDENDS
The Company has incurred losses since its inception and, as a result, has not declared any dividends. Any dividends in future periods will be declared in Australian dollars.

Note 24. DIFFERENCES BETWEEN AIFRS AND U.S. GAAP
Australian equivalents to International Financial Reporting Standards (AIFRS) varies in certain respects from accounting principles generally accepted in the United States (US GAAP). The differences relate principally to the following items and the adjustments necessary to reconcile the consolidated net loss for the years ended June 30, 2005 and 2006 and equity at June 30, 2005 and 2006 in accordance with U.S. GAAP are shown below.
The U.S. GAAP statements of operations for the years ended June 30, 2005 and 2006 are as follows:

	US GAAP
	2005	2006	2006
	A$’000	A$’000	US’$’000

Operating Revenue
Sales Revenue	12,928	12,654	9,393
Other Operating Revenue	2,955	3,278	2,433

Total Operating Revenue	15,883	15,932	11,826

Costs and Expenses
Cost of Goods Sold	(4,666)	(5,445)	(4,042)
Research & Development	(10,217)	(12,014)	(8,918)
Selling and Promotions	(7,935)	(8,167)	(6,062)
Shipping and Handling	(444)	(556)	(413)
General and Administrative	(6,306)	(8,889)	(6,598)
Other Expense	—	(301)	(223)

Total Costs and Expenses	(29,568)	(35,372)	(26,256)

Loss from operations	(13,685)	(19,440)	(14,430)

Other Income (Expense)
Interest Expense	(56)	(52)	(39)
Exchange Gains/(Losses)	(325)	112	83
Other	1,319	1,460	1,084

Total Other Income (Expense)	938	1,520	1,128

Loss Before Income Tax	(12,747)	(17,920)	(13,302)

Income Tax Expense/(Benefit)	(2)	(1)	(1)
Minority Interest	1,109	1,693	1,257

Net loss	(11,640)	(16,228)	(12,046)

Loss per share — basic and diluted (cents)	(12.0)	(16.7)	(12.4)

			Year ended 30 June
			2005	2006
			A$’000	A$’000

Consolidated Net Loss
Net loss reported under AIFRS			(12,684)	(17,913)

Adjustments required to accord with U.S. GAAP:

Stock based compensation cost	(i	)	(65)	(8)
Minority interest in net losses of subsidiaries	(v	)	1,109	1,693

Net loss under U.S. GAAP			(11,640)	(16,228)

Basic and diluted (loss) per share according to U.S. GAAP (cents)			(12.0)	(16.7)
Weighted average number of ordinary shares outstanding during the year used in calculation of basic and diluted (loss) per share			96,839,570	97,207,053

Comprehensive Income
Net loss according to U.S. GAAP			(11,640)	(16,228)

Other comprehensive income resulting from foreign currency translation			(2,964)	567

Total comprehensive income			(14,604)	(15,661)

Other Comprehensive Income Movement
			2005	2006
			A$’000	A$’000

Balance at beginning of year			(556)	(3,520)
Foreign currency translation adjustment			(2,964)	567

Closing Other Comprehensive Income			(3,520)	(2,953)

In 2005 and 2006, exercise of the options issued by the Company would have been anti-dilutive and, therefore, was not considered in the computation of diluted earnings per share. Details of options are set out in Note 10. Outstanding options at the end of the financial years are, 1,351,938 in 2005 and 1,482,148 in 2006.
The following is a reconciliation of the adjustments necessary to reconcile shareholders’ equity in accordance with AIFRS to the amounts determined under U.S. GAAP as at June 30, 2003, 2004 and 2005:

			At June 30,
			2005	2006
			A$’000	A$’000

Shareholders’ Equity

Shareholders’ equity reported using AIFRS			60,492	44,578

Cumulative adjustments required to accord with U.S. GAAP:
Minority interest equity	(v	)	(2,767)	(1,163)

Shareholders’ equity according to U.S. GAAP			57,725	43,415

The following is a reconciliation of the shareholders’ equity roll forward showing the movement shareholders’ equity under U.S. GAAP for the years ended June 30, 2005 and 2006:

	2005	2006
	A$’000	A$’000

Opening Shareholders’ equity according to U.S. GAAP	65,759	57,725

Less: Net loss according to U.S. GAAP	(11,640)	(16,228)

Add: New Equity	7,439	1,351
less: Minority interest in new equity	(869)	0

Add: movement in other comprehensive income	(2,964)	567

Closing Shareholders’ equity according to U.S. GAAP	57,725	43,415

A description of the differences between AIFRS, as followed by Novogen, and U.S. GAAP is provided below:
(i) Stock Based Compensation
In accordance with AIFRS, the cost of equity-settled transactions is recognised, together with a corresponding increase in equity, over the vesting period of the instrument. The cumulative expense recognised for equity-settled transactions at each reporting date until vesting date reflects (i) the extent to which the vesting period has expired and (ii) the Group’s best estimate of the number of equity instruments that will ultimately vest. The income statement charge or credit for a period represents the movement in cumulative expense recognised as at the beginning and end of that period. The cost of these equity-settled transactions is measured by reference to the fair value of the equity instruments at the date at which they are granted. The fair value is determined using a binomial model. Under AIFRS transition provisions only options that were granted on or after November 7, 2002 that vest after January 1, 2005 have been recognised. Further details are given in Note 10.
(a) For U.S. GAAP purposes, the Company has applied SFAS 123R “Share-Based Payments” which became effective in fiscal 2006, in respect of the options issued to executive officers and employees. Statement 123R requires companies to recognize the cost of employee services received in exchange for awards of equity instruments based on the grant-date fair value of those awards. The total compensation cost is amortized over the service (vesting) period. The Company has adopted the Modified Retrospective Application for all prior years for which Statement 123 was effective.
(b) The Company has also granted options to consultants, who are not employees of the Company, for services to Novogen and its controlled entities. Under U.S. GAAP, compensation cost for the issue of these options has been determined based on the methodology of SFAS 123R. Under SFAS 123, compensation cost is determined based upon the fair value at the measurement date of the consideration received or the fair value of the option issued, whichever is more reliably measurable.
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
(ii) Cash Flow Statement
Cash for the purposes of the cash flow statement includes cash held as a minimum deposit by the lessor (Note 5). Under U.S. GAAP this would be treated as ‘restricted cash’ and would be removed from cash and cash equivalents and included in cash flows from investing activities.

	2005	2006
	A$’000	A$’000

Cash and cash equivalents under AIFRS	47,260	33,513

Restricted cash (Note 5)	(3,150)	(3,000)

Cash and cash equivalents under U.S. GAAP	44,110	30,513

(iii) Income Tax
The Novogen Group has adopted SFAS No. 109 for U.S. GAAP purposes. SFAS No. 109 requires a ‘liability approach’ to accounting for income taxes, which as it applies to the Company is very similar to that adopted under AIFRS.
Pretax accounting loss under AIFRS for the year ended June 30, 2005 and 2006 was taxed in the following jurisdictions:

	2005	2006
	$’000	$’000

Domestic	(13,865)	(10,128)
Foreign	1,586	(7,784)

	(12,279)	(17,912)

The components of the U.S. GAAP net deferred tax asset at June 30, 2005 and 2006, are as follows:

	2005	2006
	$’000	$’000

Deferred tax assets
Depreciation	975	807
Provisions accruals	1,323	1,535
Exchange gains	—	—
Other	—	14
Losses carried forward — Australia	14,469	19,320
— USA	12,894	12,904
— Other	4,098	4,202

Total deferred tax assets	33,759	38,781

Deferred tax liability
Exchange losses	(146)	(165)
Other	(160)	(117)

Total deferred tax liability	(306)	(282)

Net deferred tax asset	33,453	38,499

Valuation allowance for deferred tax assets	(33,453)	(38,499)

Net recorded deferred taxes	—	—

	2005		2006
	$’000%		$’000%

Tax at Australian statutory rates	(3,492)	30%	(4,868)	30%

Foreign Rate Differentials	126	(1%)	(132)	1%
Non deductible expenses	44	(0%)	597	(5%)
Research and development allowance	(411)	4%	(466)	4%
Other	(194)	2%	(506)	4%
Reversal of intercompany profit in inventory elimination	(105)	1%	(39)	0%

Tax expense/(benefit)	(4,032)		(5,414)

Filing Differences	748	(6%)	367	(3%)

Change in valuation allowance	3,282	(28%)	5,046	(31%)

Income Tax Expense	(2)		(1)

Deferred taxes have not been separated between current and non-current. All deferred taxes are expected to be non current since there is no current tax liability and no current tax liability is anticipated for the next financial year.
Components of Income Tax Expense/(Benefit)

	2005	2006
	$’000	$’000

Current Expense/(Benefit)	(2)	(1)
Under/over provision prior year	748	367
Deferred Expense/(Benefit)	(4,030)	(5,412)
Movement in Valuation Allowance	3,282	5,046

Income Tax Expense	(2)	(0)

Tax effected carry forward losses amounting to $21,880,000 may be carried forward indefinitely and tax losses of $14,546,000 expire over the period 2007 through 2025.
(iv) Revenue

	2005	2006
	A$’000	A$’000

Sales Revenue reported using AIFRS	13,404	13,500

Trade Promotions	(476)	(846)

Sales Revenue reported using US GAAP	12,928	12,654

Trade Promotions
EITF Issue 01-9 — Accounting for consideration given by a vendor to a customer (including a reseller of the venders products) expenditure to be deducted from sales revenue. Certain trade promotion expenditures are charged to selling and marketing expenses under AIFRS. These expenses are for retail price discounts whereby Novogen makes a contribution to the retailers’ promotional costs of Novogen’s products. Under U.S. GAAP, these amounts are treated as a discount reducing the reported sales figures.
(v) Minority interests
Under AIFRS, equity in consolidated subsidiaries issued outside the economic entity is referred to as “Outside Equity Interests” and is included as a component of equity but excluded from the determination of net loss. Under U.S. GAAP, Outside Equity Interests are referred to as “Minority Interests” and are separately classified between the liabilities and equity sections of the Statement of Financial Position. Net loss, in the income statement, is presented net of the minority’s share of the subsidiary’s net loss.
According to U.S. GAAP minority interests in profits, losses and reserves are calculated incrementally as the minority holding changes. Under AIFRS minorities are allocated their share of previous profits, losses and reserves according to the percentage holding at year end. This creates a gain/loss for the Group which under U.S. GAAP is not recognized. In addition, the allocation of net loss and foreign currency translation adjustments to minority interest differs between AIFRS and U.S. GAAP when there is a change in ownership in a subsidiary during the period.
(vi) Other Comprehensive Income
Under AIFRS, other comprehensive income arising on the restatement of foreign subsidiaries for consolidation purposes is referred to as the “Foreign Currency Translation Reserve” and is included as a component of equity. Where a portion of other comprehensive income is attributable to minority interests this is calculated differently under AIFRS and U.S. GAAP as described in Note 24(v) above.
Reconciliation of outside equity interest in controlled entities:

	2005	2006
	$’000	$’000

Opening balance	3,452	2,767

Additions to outside equity interest by way of share issue:
Marshall Edwards, Inc.	—	—
Glycotex, Inc.	869	—

Add shares of operating losses of controlled entities
Marshall Edwards, Inc.	(1,078)	(1,287)
Glycotex, Inc.	(31)	(406)

Add shares of other comprehensive income
Marshall Edwards, Inc.	(446)	66
Glycotex, Inc.	1	23

	2,767	1,163

(vii) Summary of Significant Accounting Policies
Use of Estimates
The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Advertising Expenses
Costs incurred in advertising expenditure are expensed as incurred. The Company incurred A$3,600,000 in fiscal 2005 and A$4,031,000 in 2006.
(viii) Payables
Under U.S. GAAP amounts that exceed 5% of the total of creditors and accruals are disclosed separately. The table below details those creditors and accruals that exceed 5% of the total balance:

	2005	2006
	A$’000	A$’000

Insurance Premiums	405	288
Mayne Pharmaceuticals (Contract Drug Manufacturer)	—	454
Provision for Sales Returns	307	—
Provision for Grant Rebate	—	558
(ix) Segment Information
The central operating decision makers review the Company’s operations based on geography and this is disclosed as the primary segment information in Note 15.
(x) Recent Accounting Pronouncements
In June 2006, FASB issued FASB Interpretation No. 48 (“FIN48”), “Accounting for Uncertainty in Income Taxes”, which is an interpretation of SFAS 109. FIN48 clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements in accordance with SFAS 109 and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken to be taken in a tax return. The evaluation of a tax position is a two step process. First step is recognition, in which the company determines whether it is more likely than not that a tax position will be sustained upon examination based on the merits of the position. The second step is measurement in which a tax position which meets the more likely than not threshold of the first step is measured to determine the amount of benefit to recognize in its financial statements. FIN48 is effective for fiscal years beginning after December 15, 2006. The Company will adopt FIN48 on July 1, 2007. While the Company is still evaluating the impact of FIN48 on its financial statements, it does not expect FIN48 to have a material impact on its balance sheet, income or cash flows.

SIGNATURES
The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.
NOVOGEN LIMITED
/s/ Christopher Naughton

Mr Christopher Naughton
Managing Director
Date: November 24, 2006

Exhibit Index

Exhibit No.	Exhibit Description

1.1	Constitution of Novogen Limited (formerly known as the Memorandum of Association and Articles of Association). (1)

2.1	Deposit Agreement as further amended and restated, dated as of September 29, 2005, among Novogen Limited, the Bank of New York, as Depositary, and owners and holders from time to time of ADRs issued thereunder. (2)

4.1	Employment Contract between the Company and Mr. C. Naughton dated June 21, 2006.

4.2	Employment Contract between the Company and Professor Alan Husband dated June 21, 2006.

4.3	Employment Contract between the Company and Dr G. E. Kelly dated June 21, 2006.

4.4	Lease between Kendall Glen Pty Limited (Lessor) and Novogen Laboratories Pty Ltd for the Company’s corporate headquarters at 140 Wicks Road, North Ryde, New South Wales. (3)

4.5	Employment Contract between the Company and Bryan Palmer dated June 21, 2006.

4.6	Employment Contract between the Company and Craig Kearney dated June 21, 2006.

4.7	Employment Contract between the Company and David Seaton dated June 21, 2006.

4.8	Employment Contract between the Company and Ronald Erratt dated June 21 30, 2006.

Exhibit No.	Exhibit Description

8.1	Company Subsidiaries.

12.1	Certification of Chief Executive Officer pursuant to Rule 13a – 14(a) of the Securities Exchange Act of 1934, as amended.

12.2	Certification of Chief Financial Officer a pursuant to Rule 13a – 14(a) of the Securities Exchange Act of 1934, as amended.

13.1	Certification by the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as added by Section 906 of the Sarbanes – Oxley Act of 2002.

(1)	Incorporated by reference to the Registration Statement on Form 20-F filed with the Securities and Exchange Commission on December 24, 1998 (File No. 0-29962)

(2)	Incorporated by reference to the Registration Statement on Form F-6 filed with the Securities and Exchange Commission on September 29, 2005 (File No. 333-128681)

(3)	Incorporated by reference to the Annual Report on Form20-F filed with the Securities and Exchange Commission on November 27, 2000 (File No. 0-29962)