Form 20-F
period 2007-06-30
NOVOGEN LTD
filed 2007-12-14
CIK 1075880

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended June 30, 2007
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
Not Applicable
The number of outstanding Ordinary Shares of the issuer as at June 30, 2007 was 97,594,261.
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
Yes ☑       No ☐
Indicate by check mark if the registrant is a large accelerated filer, an accelerated filer or non-accelerated filer.
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

FORWARD-LOOKING STATEMENTS
This Annual Report on Form 20-F includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical facts contained in this Annual Report, including statements regarding the future financial position, business strategy and plans and objectives of management for future operations, are forward-looking statements. The words “believe”, “may”, “will”, “estimate”, “continue”, “anticipate”, “intend”, “should”, “plan”, “expect”, and similar expressions, as they relate to Novogen Limited (“Novogen”, the “Company” or the “Group”), are intended to identify forward-looking statements. The Company has based these forward-looking statements largely on current expectations and projections about future events and financial trends that it believes may affect its financial condition, results of operations, business strategy and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including, without limitation, those described in “Risk Factors” and elsewhere in this Form 20-F, including, among other things:
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
Item 3. Key Information
Selected Financial Data
The selected financial data at June 2007 and 2006 and for the years ended June 30, 2007 ,2006 and 2005 have been derived from the Consolidated Financial Statements of the Company included in this Annual Report and should be read in conjunction with, and are qualified in their entirety by, reference to those statements and the notes thereto. The Consolidated Financial Statements in this Annual Report comply with Australian Accounting Standards, being Australian equivalents to International Financial Reporting Standards (“AIFRS”). Compliance with AIFRS ensures that the financial report, comprising the financial statements and notes thereto, complies with International Financial Reporting Standards (“IFRS”).
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
The Company’s fiscal year ends on June 30. As used throughout this Annual Report, the word “fiscal” followed by a year refers to the 12 month period ending on June 30 of that year. For example, the term “fiscal 2007” refers to the 12 months ended June 30, 2007. Except as otherwise indicated, all dollar amounts referred to in this Annual Report are at the consolidated level and exclude inter-company amounts.

Summary of Consolidated Income Statements
(AIFRS)

	2005	2006	2007	2007
Continuing operations	(A$’000)	(A$’000)	(A$’000)	(US$’000)

Revenue from sale of goods	13,404	13,500	10,709	9,093
Other revenue	3,985	3,945	6,586	5,592

Total revenue	17,389	17,445	17,295	14,685

Net loss before income tax	(12,682)	(17,912)	(24,295)	(20,629)

Net loss attributable to members of Novogen Limited	(11,532)	(16,220)	(19,981)	(16,966)

Basic and diluted earnings/(loss) per share (cents per share)	(11.9)	(16.7)	(20.5)	(17.4)

Weighted average number of Ordinary Shares used to calculate earnings per share	96,839,570	97,207,053	97,567,399	97,567,399

Number of outstanding Ordinary Shares at year end	97,045,662	97,294,054	97,594,261	97,594,261

Adjusted to accord with	2003	2004	2005	2006	2007	2007
US GAAP	(A$’000)	(A$’000)	(A$’000)	(A$’000)	(A$’000)	(US$’000)

Revenue from sale of goods	18,977	11,774	12,928	12,654	10,224	8,681
Other revenue	2,658	1,323	2,666	2,485	4,674	3,969

Total revenue	21,635	13,097	15,594	15,139	14,898	12,650

				—	—

Net loss	(10,670)	(11,760)	(11,640)	(16,228)	(19,981)	(16,966)

Net (loss) from operations per share (cents per share)	(11.2)	(12.2)	(12.0)	(16.7)	(20.5)	(17.4)
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

Summary of Consolidated Balance Sheets
(AIFRS)

	2005	2006	2007	2007
	(A$’000)	(A$’000)	(A$’000)	(US$’000)

Cash and Cash Equivalents	47,260	33,513	39,511	33,549
Total Assets	67,485	51,098	51,357	43,609
Net Assets	60,492	44,578	44,626	37,893
Capital Stock	176,235	176,989	191,876	162,922

Adjusted to accord with	2003	2004	2005	2006	2007	2007
US GAAP	(A$’000)	(A$’000)	(A$’000)	(A$’000)	(A$’000)	(US$’000)

Total Assets	50,812	77,413	67,485	51,098	51,357	43,609
Shareholders Equity	41,069	65,759	57,725	43,415	43,216	36,694
No dividends have been declared by the Company in the fiscal years included in this Annual Report.
The Company publishes its Consolidated Financial Statements expressed in Australian dollars. In this Annual Report, references to “US dollars” or “US$” are to the currency of the United States of America (“U.S.”) and references to “Australian dollars” or “A$” are to the currency of Australia. For the convenience of the reader, this Annual Report contains translations of certain Australian dollar amounts into U.S. dollars at specified rates. These translations should not be construed as representations that the Australian dollar amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. Unless otherwise stated, the translations of Australian dollars into U.S. dollars have been made at the rate of US$0.8491 = A$1.00, the noon market buying rate in New York City for cable transfers in Australian Dollars as certified for customs purposes by the Federal Reserve Bank of New York (the noon buying rate) on June 29, 2007.
The noon buying rate on November 30, 2007 was US$0.8848 = A$1.00

Exchange Rates for the six months to November 2007
A$ versus US$

Month	High	Low
June	$0.8491	$0.8313
July	$0.8841	$0.8509
August	$0.8618	$0.7860
September	$0.8855	$0.8238
October	$0.9271	$0.8785
November	$0.9369	$0.8698
Exchange Rates for the Last Five Years A$ versus US$

Fiscal Year	Average
Ended June 30	Rate
2003	$0.5836
2004	$0.7109
2005	$0.7529
2006	$0.7472
2007	$0.7862

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
The Company will need additional funds in order to finance its future operations and the clinical development program. The actual amount of funds that we will need will be determined by a number of factors, some of which are beyond our control.
The Company’s funding requirements have been, and will continue to be, significant. The Company anticipates that its existing cash resources will be adequate to fund the Company’s operating requirements through the next 12 months based upon the Company’s current business plan.
The Company’s 71.9% owned U.S. subsidiary company Marshall Edwards, Inc. (“Marshall Edwards”) will need additional funds to complete the Ovature Phase III clinical trial for phenoxodiol known as “OVATURE” and to progress the clinical trial program for the drug compounds triphendiol (formally NV-196) and NV-143.
The Company’s operating requirements may vary materially from those now planned due to a number of factors. These factors include the success of the Company’s research and development efforts, the ability of the Company to satisfy applicable regulatory requirements, the extent of the Company’s ability to produce its products in a cost-effective manner, the rate at which the Company can introduce its products into new markets, the market acceptance and competitive position of the Company’s products and the level of expenditure required to expand the Company’s production facilities should it need to do so.
The Company will need additional capital to fund its future operations. There can be no assurance that additional financing will be available when needed on terms acceptable to the Company, or at all. If additional funds are raised by issuing equity securities, further dilution to existing shareholders will result and future investors may be granted rights superior to those of existing shareholders. Insufficient funds may prevent the Company from implementing its business strategy or may require the Company to limit its operations significantly.

The Company has incurred operating losses since its inception, and is likely to incur operating losses for the foreseeable future.
The Company has incurred net losses of A$146,147,000 since its inception, including net losses of A$24,296,000, A$17,913,000 and A$12,684,000 for the years ended June 30, 2007, 2006, and 2005, respectively. The Company anticipates that it will incur operating losses and negative cash flow for the foreseeable future.
If the data from the Company’s clinical trial program do not demonstrate the safety and efficacy of the phenolic drug candidates to the satisfaction of the FDA and other regulatory authorities, the Company will not receive approval to market its drug candidates in the U.S. or other jurisdictions.
Phenolic drug development is an entirely novel and unproven field of pharmaceutical drug development and there is limited scientific understanding of phenolic technology on which the Company’s drug program is based. There can be no assurance that any of the compounds under development by the Company will prove to be sufficiently efficacious, safe, and cost-effective to be commercially viable. The commercialization process of the products currently undergoing clinical trials includes the anti-cancer drug candidates phenoxodiol and triphendiol (formally NV-196) being developed by the Company’s subsidiary Marshall Edwards, Inc., NV-27, the Company’s cardiovascular drug candidate and NV-52 the Company’s anti-inflammatory drug candidate in the U.S. and Australia. The commercialization process of the foregoing drug candidates may be delayed if the FDA or another regulatory authority requires the expansion in the size and scope of any clinical trial. It may take many years to complete the testing and failure can occur at any stage in the process. Negative or inconclusive results or adverse medical events during a clinical trial could cause the Company to delay or terminate development efforts.
In 2004, the FDA granted phenoxodiol fast track status for patients with recurrent late stage ovarian cancer that is resistant or refractory to platinums and taxanes. More recently, we completed a Special Protocol Assessment (“SPA”) where the FDA reviewed and agreed with the design of a Phase III study of phenoxodiol in combination with carboplatin in women with platinum-resistant ovarian cancer (ovarian cancer that does not respond to platinum based anti-cancer agents such as cisplatin). If the FDA concludes, using agreed clinical endpoints, that the data from our pivotal clinical trial have failed to demonstrate the safety and effectiveness of phenoxodiol to the satisfaction of the FDA, we will not receive FDA approval to market phenoxodiol in the United States. We cannot assure you that the results of our Phase III trial will be successful. In addition, phenoxodiol received Fast Track Status from the FDA to facilitate development as a therapy for prostate cancer.
Any failure in the clinical trial program could impair the commercial prospects of the Company’s phenolic drug program.
Clinical trials have a high risk of failure. A number of companies have suffered significant setbacks in advanced clinical trials even after achieving promising results in earlier trials.

If the Company experiences delays in the testing or approval process or if further clinical trials or clinical trials involving a larger number of patients are required, the commercial prospects of the drugs under development could be impaired.
If the Company does not receive marketing approval for its phenolic drug candidates, or regulatory approval is withdrawn for the Company’s dietary supplements, the Company will not be able to commercialize its products and product candidates.
Marketing approval is needed in order to commercialize the Company’s phenolic drug candidates. The Company may never receive marketing approval for any of its phenolic drug candidates. If the Company does receive marketing approval, such approval will be limited to those disease states and conditions for which phenolic drug candidates have been proven to be safe and effective.
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
The Company has no direct control over the cost of red clover isoflavone extract or the formulation and packaging of its dietary supplement products. The Company will be relying on third parties to manufacture commercial quantities of pharmaceutical drug candidates.
The Company relies on third parties to supply its active raw materials (isoflavones), manufacture and package its dietary supplement products to satisfy performance and quality standards, and dedicate sufficient production capacity to meet demand and delivery times. The Company will also rely on third parties to manufacture commercial quantities of its pharmaceutical drug candidates as well as drug supplies for larger scale clinical trials. There can be no assurance that third party manufacturers will devote the resources necessary to meet demand for the Company’s products. Any failure or delay in the supply of isoflavones would adversely affect the Company’s ability to deliver products on a timely and competitive basis.
In addition, the manufacturing facilities of the Company’s products are subject to periodic inspection by regulatory authorities for compliance with Current Good Manufacturing Practice (cGMP). There can be no assurance that these authorities will not, during the course of an inspection of existing or future facilities, identify what they consider to be deficiencies in cGMP or other requirements and request, or seek, remedial action. Failure to comply with such regulations or delay in attaining compliance may adversely affect the Company’s manufacturing activities and could result in, among other actions, warning letters, injunctions, civil penalties, refusal to grant approvals or clearances of future or pending product submissions, fines, recalls or seizure of products, total or partial suspensions of production and criminal prosecution. If any of the foregoing events occur, the Company’s products may not be available to supply the market demand and the Company’s sales revenues may be adversely affected.
The Company’s success is largely dependent on its ability to obtain patent protection and preserve trade secrets, which cannot be guaranteed.
The Company’s success is dependent to a significant degree on whether it can obtain patents, maintain trade secret protection and operate without infringing on the proprietary rights of third parties. If it were determined that the Company was infringing upon any third party patent, the Company could be required to pay damages, alter its products or processes, obtain licenses or to cease certain operations. If the Company is required to obtain any licenses, there can be no assurance that the Company will be able to do so on commercially favorable terms, if at all. The Company’s failure to obtain a license for any technology that it may require to commercialize its products could have a material adverse effect on the Company’s business, financial condition and results of operations.
Litigation relating to patent infringement could result in substantial costs to, and diversion of effort by, the Company, and may also be necessary to enforce any patents issued or licensed to the Company or to determine the scope and validity of third party proprietary rights. The Company is currently involved in a number of litigation proceedings against companies which were infringing certain of the Company’s patents related to dietary supplements.
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
In addition to patent protection, the Company relies on trade secrets and proprietary technological expertise. There can be no assurance that others will not independently develop or acquire substantially equivalent technologies, or otherwise gain access to the Company’s trade secrets or technological expertise or disclose such trade secrets. There can be no assurance that the Company can ultimately protect its right to such un-patented trade secrets and technological expertise. The Company relies, in part, on confidentiality agreements with its marketing partners, employees, advisors, vendors and consultants to protect its trade secrets and proprietary technological expertise. There can be no assurance that these agreements will not be breached, that the Company will have adequate remedies for any breach or that the Company’s un-patented trade secrets and proprietary technological expertise will not otherwise become known or independently discovered by competitors.
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
Many of the Company’s competitors and potential competitors have substantially greater financial, technological, research and development, marketing and personnel resources than the Company. There can be no assurance that the Company’s competitors will not succeed in developing alternate technologies and products that are more effective, easier to use or more economical than those which have been developed by the Company or that would render the Company’s technologies and products obsolete and non-competitive in these fields. These competitors may also have greater experience in developing products, conducting clinical trials, obtaining regulatory approvals or clearances and manufacturing and marketing such products or technologies. Certain of these competitors may obtain patent protection, approval or clearance earlier than the Company, which could adversely affect the Company’s business, financial condition and results of operations. Furthermore, the Company will also be competing with respect to manufacturing efficiency and marketing capabilities, areas in which it currently has limited experience.
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
The Company’s consolidated financial statements are presented in Australian dollars. In fiscal 2007, the Company’s revenue generated was approximately 9% in U.S. dollars and approximately 53% in Australian dollars with the balance of revenue in Pounds Sterling, Euros and Canadian dollars. Fluctuations in the rates of exchange between the U.S. dollar and other foreign currencies may negatively impact the Company’s financial condition and results of operations. As the Company expands its presence into the U.S. and other international markets, the Company expects the percentage of both its revenues and expenditures denominated in non-Australian dollars to increase, with particular emphasis on U.S. dollars.
The Company depends on a number of key personnel to provide the strategic direction of its research and development programs and other corporate activities. If the Company is unable to procure the services of key personnel in the future, the Company’s research and development programs could be delayed.
The Company is highly dependent upon the principal members of its management and scientific staff. In addition, the Company believes that its future success in developing marketable products and achieving a competitive position will depend to a significant extent on whether it can attract and retain additional qualified management and scientific personnel. Competition for such personnel is intense, and there can be no assurance that the Company will be able to continue to attract and retain such personnel. The loss of the services of one or more of the management or scientific staff, or the inability to attract and retain additional personnel and develop expertise as needed, could have a material adverse effect on the Company’s results of operations and financial condition. The Company maintains key person life insurance for Mr. Christopher Naughton the Company’s Managing Director and Professor Alan Husband the Company’s Director of Research and Development, currently set at A$2,226,000 each. In addition, the Company also maintains key person life insurance for all members of the executive team and other key staff. The policies for these personnel range between A$1,000,000 and A$1,600,000. The proceeds of such policies are payable to the Company.
The Company may not be able to establish or maintain the strategic partnerships necessary to market and distribute its dietary supplement products.
The Company relies on its own marketing staff for the marketing and sale of its current and proposed dietary supplement products in Australia, Canada, the U.K. and the Netherlands. The Company presently has limited marketing and sales staff. Achieving market acceptance for the Company’s products will require extensive and substantial efforts by experienced personnel as well as expenditure of significant funds. There can be no assurance that the Company will be able to establish sufficient marketing, distribution and sales capabilities necessary to achieve market penetration in these geographical areas. The Company announced in October 2006 that it had licensed the U.S. rights to market Promensil™ (“Promensil”) and Trinovin brands to Natrol, Inc.
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
The Company’s business exposes it to the risk of product liability claims. This risk is inherent in the manufacturing, testing and marketing of human therapeutic products. The Company has product liability insurance coverage of up to approximately A$20 million. Although the Company believes that this amount of insurance coverage is appropriate for its business at this time, the insurance coverage is subject to deductibles and coverage limitations, and the market for such insurance is becoming more restrictive. The Company may not be able to obtain or maintain adequate protection against potential liabilities. If the Company is unable to sufficiently insure against potential product liability claims, it will be exposed to significant liabilities, which may materially and adversely affect the business development and commercialization efforts.
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
The trading price of the shares of the Company’s common stock and American Depository Receipts (“ADRs”) could decline in value if the trading price of the shares of common stock of its listed subsidiary company, Marshall Edwards declines.
Novogen currently owns 71.9% of its subsidiary Marshall Edwards, whose shares are traded on the Nasdaq Global Market. If the trading price of MEI’s shares declines or its business does not achieve its objectives or its product development program is delayed, it could have an adverse affect on Novogen’s share price.
The trading price of the shares of the Company’s common stock and ADRs is highly volatile. Your investment could decline in value and the Company may incur significant costs from class action litigation.
The trading price of the Company’s common stock and ADRs is highly volatile in response to various factors, many of which are beyond the Company’s control, including:
•	announcements of technological innovations by the Company and its competitors;

•	new products introduced or announced by the Company or its competitors;

•	changes in financial estimates by securities analysts;

•	actual or anticipated variations in operating results;

•	expiration or termination of licenses, research contracts or other collaboration agreements;

•	conditions or trends in the regulatory climate in the biotechnology, pharmaceutical and genomics industries;

•	changes in the market values of similar companies;

•	the liquidity of any market for the Company’s securities; and

•	additional sales by the Company of its shares.
In addition, equity markets in general and the market for biotechnology and life sciences companies in particular, have experienced substantial price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the companies traded in those markets. In addition, changes in economic conditions in Australia, the United States, Europe, or globally, could impact on the Company’s ability to grow profitably. Adverse economic changes are outside the Company’s control and may result in material adverse impacts on the Company’s business or results of operations. These broad market and industry factors may materially affect the market price of the Company’s shares of common stock and ADRs regardless of its development and operating performance. In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been instituted against that company. Such litigation, if instituted against the Company, could cause it to incur substantial costs and divert management’s attention and resources.

Item 4. Information on the Company
History and development of the Company
Novogen Limited, a company limited by shares, was incorporated in March 1994 under the jurisdiction of the laws of New South Wales, Australia. Novogen has its registered office at 140 Wicks Rd, North Ryde, New South Wales 2113. Its telephone number and other contact details are: Phone 61-2-9878-0088; Fax 61-2-9878-0055; and website, www.novogen.com (the information contained in the website does not form part of the Annual Report). The Company’s Ordinary Shares are listed on the Australian Stock Exchange (“ASX”) under the symbol “NRT” and its ADRs, each representing five ordinary shares, trade on the Nasdaq Global Market under the symbol “NVGN”. The Company’s agent in the U.S. for ADR’s is the Bank of New York, 620 Avenue of the Americas, 6th floor New York, N.Y.
Capital expenditures
The Company made no major investments of a capital nature during fiscal 2007. Future facilities will be developed where appropriate, however, current capacity at the pilot plant at North Ryde NSW is sufficient to meet demand for the short to medium term. In October 2007, the Company announced that it had sold its isoflavone extraction plant located at Wyong NSW.
Business overview
Nature of the Business
The Company is a pharmaceutical company involved in the discovery, development, manufacture and marketing of products based on the emerging field of isoflavonoid technology. The Company’s product development program embraces both a novel range of pharmaceuticals based on a range of phenolic compounds in humans and dietary supplements based on plant compounds known as isoflavones. A key element of the Company’s strategy is to leverage revenue generated from sales of the Company’s dietary supplements in an effort to develop novel proprietary pharmaceuticals based on phenolic compounds.
Dietary supplements
The Company launched its first dietary supplement product, Promensil, in September 1997 in Australia. Subsequently, the Company has established 100% owned subsidiary companies in the U.S., Canada, the U.K. and the Netherlands to market and distribute its range of dietary supplements. The Company has also entered into agency agreements to distribute its dietary supplements in Singapore and South Africa, Indonesia, Austria and Italy. In October 2006, the Company announced that it had licensed the U.S. rights to market Promensil and Trinovin brands to Natrol, Inc.
Promensil and Trinovin are “dietary supplements” that deliver standardized levels of all four isoflavones — daidzein, genistein, formononetin and biochanin. Promensil and

Trinovin are listed with the appropriate regulatory bodies in the countries in which they are sold.
The following table is an analysis of revenue from sales and other sources during the past three fiscal years by categories of activity and by geographical market. Other revenue consists principally of interest income, grants received and royalty receipts. See Note 2 to the Consolidated Financial Statements.
Category of Activity

	2005	2006	2007
	(A$’000)	(A$’000)	(A$’000)

Revenue from sale of goods	13,404	13,500	10,709
Other revenue	3,985	3,945	6,586

Total Revenue	17,389	17,445	17,295

Geographical Markets

	2005	2006	2007
	(A$’000)	(A$’000)	(A$’000)

Revenue from sale of goods
Australasia	4,646	5,166	4,453
UK & Europe	2,518	2,614	3,104
US & Canada	6,240	5,720	3,152

	13,404	13,500	10,709

Other revenue
Australasia	3,588	3,366	5,751
UK & Europe	80	4	7
US & Canada	317	575	828

	3,985	3,945	6,586

Total Revenue	17,389	17,445	17,295

Revenue
The Group earned gross revenues for the year ended June 30, 2007 of A$17.3 million versus A$17.4 million in the previous corresponding period, a decrease of A$0.1 million. The decrease in revenue was due to decrease in consumer product sales partially offset by increase in other revenue. Sales of the Company’s consumer products decreased by A$2.8 million or 21%, from A$13.5 million for the previous year to A$10.7 million for the year ended June 30, 2007. The decrease in consumer product sales was mainly due to the licensing of the U.S. consumer products to Natrol, Inc. Other revenue increased by A$2.6 million to A$6.6 million verses A$3.9 million for the previous corresponding period. The increase in other revenue was mainly due to licence fees received from Natrol, Inc., litigation settlements amounts received from Sante Naturelle and Chattem, Inc. for licenses and settlement of patent infringements relating to consumer products in Canada and the U.S. and sale of red clover inventories which were in excess of our production requirements. Interest revenues also increased reflecting higher interest rates achieved on invested cash balances.
Consumer product sales
Sales in Australasia (including exports) for the year ended June 30, 2007 were A$4.5 million, a decrease of A$0.7 million or 13% from A$5.2 million for the previous year due to de-stocking in the wholesaler supply channels and a decline in the size of the menopause treatment market. Sales revenue in the U.S. was A$1.4 million for the four months ending October 2006 (U.S. consumer products were licensed to Natrol, Inc. from the end of October 2006) down from A$3.4 million for the twelve month period to June 30, last year. Canada sales for the year ended June 30, 2007 declined by A$0.6 million to A$1.7 million down from A$2.3 million for the previous 12 month period, due to significant inventory reduction in the two leading retail chains in Canada. Sales revenue in Europe increased by A$0.5 million to A$3.1 million for the twelve month period to June 30, 2007 up from A$2.6 million for the same period last year. European growth was driven by retail expansion and new products introduced into the U.K. market.
During the year ending June 30, 2007, the Company expanded its consumer business with the introduction of Promensil into Italy and Switzerland. Novogen’s marketing strategy of developing consumer health brands through consumer campaigns, continual health care professional communications and retail expansion will continue. Promensil is a market leading brand in most countries it which it competes and future growth is expected to be achieved through leveraging the Promensil brand into new markets.
Product Research and Development.
Anti-inflammatory drug development
In August 2006, the Company announced that its investigational anti-inflammatory compound NV-52 had entered its second human clinical study in Australia. NV-52 is being developed to target inflammatory bowel disease. The study evaluated the compound’s safety and tested the ability of the drug to change certain inflammatory markers in the blood. Both Phase I clinical studies in healthy volunteers have been completed.
Cancer drug development
The Company has established a subsidiary company, Marshall Edwards to develop and commercialize its anti-cancer drug candidates. Marshall Edwards is listed on the Nasdaq Global Market under the symbol MSHL. Novogen currently owns 71.9% of Marshall Edwards.
Phenoxodiol
The Group’s lead anti-cancer drug, phenoxodiol, continued its clinical development program through Marshall Edwards. Phenoxodiol is currently being evaluated as a therapy for late stage chemo resistant ovarian, prostate and cervical cancers.
In May 2006, Marshall Edwards received a SPA from the FDA on a pivotal Phase III study of phenoxodiol as a chemo-sensitizing agent in combination with carboplatin in women with platinum-resistant ovarian cancer. The SPA process allows for FDA evaluation of a clinical trial protocol that will form the basis of an efficacy claim for a marketing application, and provides an agreement that the study design, including number of patients, clinical endpoints and analyses are acceptable to the FDA. As a Fast Track product, phenoxodiol will be eligible to apply for accelerated approval and priority review by the FDA of the future marketing application for this indication.
During fiscal year 2007, Marshall Edwards made progress in the clinical development of phenoxodiol including:
•	In September 2006, Marshall Edwards announced the results of a preclinical study conducted at Purdue University which suggests that phenoxodiol may be effective in the treatment of prostate cancer through its ability to target the 75 alpha protein, an isoform of tumor-associated NADH oxidase (or tNOX), which appears to be the particular tNOX isoform found in prostate cancer patients. This study provides further support that a surface oxidase is a target for phenoxodiol.

•	In November 2006, Marshall Edwards announced that the first patient in Australia commenced treatment in the Phase III Ovarian Tumor Response (OVATURE) clinical trial. The OVATURE trial is being conducted under a SPA agreement pursuant to which the FDA in the U.S. reviewed and agreed with the study design of the pivotal Phase III study of phenoxodiol in combination with carboplatin for women with platinum-resistant ovarian cancer.

•	In May 2007, Marshall Edwards announced the enrolment of the first patient in the U.S. to the OVATURE trial.

•	In August 2007 Marshall Edwards announced the enrolment of the first patient in Europe to the OVATURE trial.

•	In October 2007, Marshall Edwards announced that the Yale Cancer Center had commenced recruiting 60 men for a clinical trial investigating phenoxodiol as a potential first line therapy for prostate cancer. The trial is to be funded by Yale Cancer Center. The trial is designed to measure reduction in Prostate Specific Antigen levels and to generate safety data.
Wound healing
In May 1999, the Company established its U.S. subsidiary Glycotex, Inc. to provide a commercial vehicle for Novogen’s glucan technology. This technology is being developed for a wide range of wound healing applications.
Novogen currently owns 81.3% of Glycotex Inc.
Source and Availability of Raw Materials
Isoflavones
Recently, the Company entered into a contract with a third party supplier of isoflavones to supply quality isoflavones for use in consumer products. As provided in the supply agreement, the prices may be increased by no more than the increase in the published Consumer Price Index for Sydney over the preceding twelve months. The Company also uses contract formulators and packers in Australia to tablet and pack the final product.
In May 2007, the Company announced that it had decommissioned the existing isoflavone extraction facility at Wyong NSW. In October 2007, the Company announced that it had sold the property realizing A$4.0 million gross proceeds.
Phenolic Compounds
Some of the synthetic phenolic compounds used in the Company’s pre-clinical and clinical trials are currently being manufactured at the pilot facility located at North Ryde. The facility manufactures small quantities of new compounds for the cancer and cardiovascular program as well as anti-inflammatory compounds. The facility will provide sufficient product for pre-clinical and initial clinical trial purposes. The Company has taken the strategic decision not to manufacture compounds for larger clinical trials or commercial scale Active Pharmaceutical Ingredients (API) for its drug candidates, including phenoxodiol and triphendiol (formally NV-196) as these can be more economically supplied by third parties with particular expertise in this area. The contract facilities that have been identified are registered with the FDA as drug manufacturing establishments, have a track record of large scale API manufacture and have already invested in capital and equipment.
Marshall Edwards Pty Limited, a subsidiary of Marshall Edwards, has entered into contracts with third parties to develop a scalable manufacturing method to ensure that sufficient quantities of phenoxodiol can be manufactured in compliance with cGMP

(Current Good Manufacturing Practices) and to complete the analytical and stability work necessary for a New Drug Application (“NDA”) submission. An NDA will be submitted to the FDA if the Phase III OVATURE clinical trial is successful. The FDA’s approval of the NDA is required to market phenoxodiol. The Company will need to arrange similar contracts in the future to secure the supply of other drug compounds.
Marketing Channels
The Company is currently marketing dietary supplement products for people whose intake of isoflavones is inadequate.
The marketing strategy is for the Company to continue to be responsible for the direct marketing of its current and proposed dietary supplement products in Australia, New Zealand, Canada the UK and the Netherlands. The Company will rely on distributors and other third parties for the sale of the Company’s dietary supplements in other countries and regions. The Company has entered into agency distribution agreements in Singapore, South Africa, Austria, Ireland, Italy and Switzerland and licensed the U.S. rights to Promensil and Trinovin to Natrol,Inc.
Patent Protection
The first and most important area of the intellectual property (“IP”) of the Company is the Company’s discovery that isoflavonoid-derived phenolic compounds have biological activity. This is the basis of the Company’s drug discovery and development program. A number of these phenolic compounds have been identified by the Company as offering significant commercial potential as new pharmaceuticals and these are currently under development. The Company has multiple PCT (Patent Cooperation Treaty) applications pending relating to these compounds and a wide range of therapeutic indications.
The second area of IP is the proprietary technology that allows the method of extraction of all four principal estrogenic isoflavones found in the human diet. This technology has allowed the development of Promensil and Trinovin, which are supplement products that deliver standardized levels of all four isoflavones — daidzein, genistein, formononetin and biochanin.
The Company pursues an aggressive patent application filing strategy, filing PCT patent applications which can be used to pursue patent protection in member countries with significant markets for our products. All current patent applications are filed in the name of, or assigned to either Novogen Inc., Novogen’s wholly-owned U.S. subsidiary, or Novogen Research Pty Ltd, one of Novogen’s wholly-owned Australian subsidiaries.
The Company believes that the protection of its intellectual property is fundamental to the success of its businesses. During the year the Company commenced a number of patent infringement litigation proceedings against companies which were in breach of certain patents. The Company has received A$1,026,000 in settlements resulting from actions resolved in Canada and the U.S in fiscal 2007. The Company is continuing to prosecute its IP rights and in June announced that the Vienna Commercial Court had upheld a provisional injunction against an Austrian company, APOtrend. The Company has provided a guarantee to the value of 250,000 Euros with the Vienna Commercial Court to confirm its commitment to the ongoing enforcement process.
During the year 10 patents were granted over the Company’s intellectual property. These patents contain claims encompassing dietary isoflavone supplements, isoflavone formulations and uses, synthetic drug compounds and uses, and a novel food product and are listed below.
USA

Patent # 7202273	Therapeutic methods and compositions involving isoflavones
Patent # 7045155	Dietary supplements comprising soy hypocotyls containing at least one isoflavone
Singapore

Patent # 107777	Therapeutic methods and compositions involving isoflav-3-ene and isoflavan structures
Patent # 98929	Dimeric isoflavones

China

Patent # ZL97198690.8	Therapeutic methods and compositions involving isoflavones
New Zealand

Patent # 531462	Food product and process
Patent # 527735	Treatment or prevention of menopausal symptoms and osteoporosis
Mexico

Patent # 243633	Compositions and methods for protecting skin from UV induced immunosuppression and skin damage
Turkey

Patent # TR200102367B	Therapeutic methods and compositions involving isoflavones
Hong Kong

Patent # HK1053119	Food product and process
These grants bring the number of Company patents granted in the U.S. and other countries to 73.
In April 2006, the Company announced that it had been granted patent claims in the United States to pharmaceutical compositions of the anti-cancer drug candidate phenoxodiol. The granted claims in the U.S. are to pharmaceutical compositions and unit dose forms of various substituted isoflav-3-enes (including phenoxodiol). The period of exclusivity is anticipated to be at least until 2017, with up to a five year patent term extension to 2022 potentially available under U.S. legislation known as the Hatch-Waxman Act.

Trademark Protection
The Company also seeks IP protection through trademark registration of product names and corporate logos. The Company has an active program of registering all product trademarks in significant markets.
Licensing Arrangements
In 1997, the Company granted an exclusive license for the use of soy under three Novogen patent applications to Dupont Protein Technologies, Inc. (“DTI”) and DTI’s subsequent joint venture with Solae LLC (formerly know as Bunge). During fiscal 2005, this licence was transferred to Archer Daniels Midland Company (ADM). Under the terms of the transfer, ADM assumes the rights and obligations formally held by Solae LLC, including the obligation for royalty and milestone payments under the terms of the licence. In fiscal 2007, the Company received A$1.7 million royalty in connection with its licence agreement with Solae LLC (licence transferred to ADM). In fiscal 2006, the Company received A$1.2 million from ADM and A$0.5 million from Melbrosin International GmbH & Co (“Melbrosin”). In fiscal 2007, the Company received payment of A$2.1 million in litigation settlements and licence fees from Sante Naturelle, Chattem, Inc. and Natrol, Inc. See “Item 5. Operating and Financial Review and Prospects – Operating Results – Fiscal 2007 v. Fiscal 2006.”
Australian Government
The activities of the Company are subject to numerous Australian laws and regulations, including those described below.
The Australian Corporations Law is the main body of law governing companies incorporated in Australia, such as Novogen and its Australian subsidiaries. The Australian Securities and Investments Commission is an Australian Government organization which administratively enforces legislation covering matters such as directors’ duties and responsibilities, preparation of accounts, auditor control, issue and transfer of shares, control of shareholders’ meetings, rights of minority interests, amendments to capital structure, preparation and filing of public documents such as annual reports, changes in directors and changes to capital.
The Australian Stock Exchange imposes listing rules on all listed companies, such as Novogen. The rules cover issues such as continuous and immediate disclosure to the market of relevant information, periodic financial reporting and the prior approval of reports to shareholders.
The Company believes that it materially complies with the foregoing Australian laws and regulations pertaining to public and private companies.
The Company’s products and manufacturing facilities also are regulated by various Australian federal and state authorities. The Company’s manufacturing facilities hold the appropriate licenses concerning hazardous chemical use and the manufacture of health products.
Australian Regulatory Requirements rements’
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
Once an application is accepted for evaluation, aspects of the data provided are allocated to evaluators within the different relevant sections, who prepare evaluation reports. Following evaluation, the chemistry and quality control aspects of a product may be referred to a sub-committee of the Australian Drug and Evaluation Committee, or ADEC, to review the relevant evaluation reports. The evaluation reports (along with any resolutions of the ADEC sub-committee) are then sent to the sponsoring company who has the opportunity to comment on the views expressed within the evaluation report, provide corrections and to submit supplementary data to address any issues raised in the evaluation reports.
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
In the U.S., pharmaceutical products are regulated by the FDA under the Federal Food Drug and Cosmetic Act or FDCA and other laws including in the case of biologics, the Public Health Service Act. We believe, but cannot be certain, that our products will be regulated as drugs by the FDA. The process required by the FDA before drugs may be marketed in the United States generally involves the following:
•	pre-clinical laboratory evaluations, including formulation and stability testing, and animal tests performed under the FDA’s Good Laboratory Practices regulations to assess potential safety and effectiveness;

•	submission and approval of an Investigational New Drug Application (“IND”), including results of pre-clinical tests, manufacturing information and protocols for clinical tests, which must become effective before clinical trials may begin in the U.S.;

•	obtaining approval of Institutional Review Boards to administer the products to human subjects in clinical trials;

•	adequate and well-controlled human clinical trials to establish the safety and efficacy of the product for the product’s intended use;

•	development of manufacturing processes which conform to FDA current Good Manufacturing Practices, or cGMPs, as confirmed by FDA inspection;

•	submission of pre-clinical and clinical studies results, and chemistry, manufacturing and controls information on the product to the FDA in a NDA; and

•	FDA review and approval of an NDA, prior to any commercial sale or shipment of a product.

The testing and approval process requires substantial time, effort, and financial resources, and we cannot be certain that any approval will be granted on a timely basis, if at all.
The results of the pre-clinical studies, together with initial specified manufacturing information, the proposed clinical trial protocol, and information about the participating investigators are submitted to the FDA as part of an IND, which must become effective before we may begin human clinical trials in the U.S. Additionally, an independent Institutional Review Board must review and approve each study protocol and oversee the conduct of the trial. An IND becomes effective 30 days after receipt by the FDA, unless the FDA, within the 30-day period, raises concerns or questions about the conduct of the trials or information in the IND and imposes a clinical hold. If the FDA imposes a clinical hold, the IND sponsor must resolve the FDA’s concerns before clinical trials can begin. Pre-clinical tests and studies can take several years to complete, and there is no guarantee that an IND we submit based on such tests and studies will become effective within any specific time period, if at all.
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
We cannot be certain that we will successfully complete Phase I, Phase II, or Phase III testing of our products within any specific time period, if at all. Furthermore, the FDA, the Institutional Review Board or we may suspend or terminate clinical trials at any time on various grounds, including a finding that the subjects or patients are being exposed to an unacceptable health risk.
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
Each NDA must be accompanied by a user fee, pursuant to the requirements of the Prescription Drug User Fee Act, or PDUFA, and its amendments. According to the FDA’s fee schedule, effective on October 1, 2006 for the fiscal year 2007, the user fee for an application requiring clinical data, such as an NDA, is US$896,200. The FDA adjusts the PDUFA user fees on an annual basis. PDUFA also imposes an annual product fee for prescription drugs and biologics (US$49,750) and an annual establishment fee (US$313,100) on facilities used to manufacture prescription drugs and biologics. A written request can be submitted for a waiver for the application fee for the first human drug application that is filed by a small business, but there are no small business waivers for product or establishment fees. We are not at the stage of development with our products where we are subject to these fees, but they are significant expenditures that will be incurred in the future and must be paid at the time of application submissions to FDA.
Satisfaction of FDA requirements typically takes several years. The actual time required varies substantially, based upon the type, complexity, and novelty of the pharmaceutical product, among other things. Government regulation imposes costly and time-consuming requirements and restrictions throughout the product life cycle and may delay product marketing for a considerable period of time, limit product marketing or prevent marketing altogether. Success in pre-clinical or early stage clinical trials does not ensure success in later stage clinical trials. Data obtained from pre-clinical and clinical activities are not always conclusive and may be susceptible to varying interpretations that could delay, limit, or prevent marketing approval. Even if a product receives marketing approval, the approval is limited to specific clinical indications. Further, even after marketing approval is obtained, the discovery of previously unknown problems with a product may result in restrictions on the product or even complete withdrawal of the product from the market.
After product approval, there are continuing significant regulatory requirements imposed by the FDA, including record-keeping requirements, obligations to report adverse side effects in patients using the products and restrictions on advertising and promotional activities. Quality control and manufacturing procedures must continue to conform to cGMPs and the FDA periodically inspects facilities to assess cGMP compliance. Additionally, post-approval changes in ingredient composition, manufacturing processes or facilities, product labeling, or other areas may require submission of an NDA Supplement to the FDA for review and approval. New indications will require additional clinical tests and submission of an NDA Supplement. Failure to comply with FDA regulatory requirements may result in an enforcement action by the FDA, including warning letters, product recalls, suspension or revocation of product approval, seizure of product to prevent distribution, impositions of injunctions prohibiting product manufacture or distribution and civil and criminal penalties. Maintaining compliance is costly and time-consuming. We cannot be certain that we, or our present or future suppliers or third-party manufacturers, will be able to comply with all FDA regulatory requirements. The potential consequences of noncompliance could have a material adverse impact on our business prospects.
The FDA’s policies may change, and additional governmental regulations may be enacted that could delay, limit, or prevent regulatory approval of our products or affect our ability to manufacture, market, or distribute our products after approval. Moreover, increased attention to the containment of healthcare costs in the U.S. and in foreign markets could result in new government regulations that could have a material adverse effect on our business. Our failure to obtain coverage, an adequate level of reimbursement, or acceptable prices for our future products could diminish any revenues we may be able to generate. Our ability to commercialize future products will depend in part on the extent to which coverage and reimbursement for the products will be available from government and health administration authorities, private health insurers and other third-party payers. European Union, the U.S. government and other third-party payers are increasingly attempting to contain healthcare costs by consideration of new laws and regulations limiting both coverage and the level of reimbursement for new drugs. We cannot predict the likelihood, nature or extent of adverse governmental regulation that might arise from future legislative or administrative action, either in the U.S. or abroad.
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
The FDCA includes provisions designed to facilitate and expedite the development and review of drugs and biological products intended for treatment of serious or life-threatening conditions that demonstrate the potential to address unmet medical needs for such conditions. These provisions set forth a procedure for designation of a drug as a “Fast Track product.” The Fast Track designation applies to the combination of the product and the specific indication for which it is being studied. A product designated as

Fast Track is ordinarily eligible for additional programs for expediting development and review, but products that are not in Fast Track drug development programs may also be able to take advantage of these programs. These programs include priority review of NDAs and accelerated approval. Drug approval under the accelerated approval regulations may be based on evidence of clinical effect on a surrogate endpoint that is reasonably likely to predict clinical benefit. A postmarketing clinical study will be required to verify clinical benefit, and other restrictions to assure safe use may be imposed.
Under the Drug Price Competition and Patent Term Restoration Act of 1984, a sponsor may obtain marketing exclusivity for a period of time following FDA approval of certain drug applications, regardless of patent status, if the drug is a new chemical entity or if new clinical studies were required to support the marketing application for the drug. This marketing exclusivity prevents a third party from obtaining FDA approval for an identical or nearly identical drug under an Abbreviated New Drug Application or a “505(b)(2) New Drug Application.” The statute also allows a patent owner to obtain an extension of applicable patent terms for a period equal to one-half the period of time elapsed between the filing of an IND and the filing of the corresponding NDA plus the period of time between the filing of the NDA and FDA approval, with a five year maximum patent extension. We cannot be certain that Novogen will be able to take advantage of either the patent term extension or marketing exclusivity provisions of these laws.
The Best Pharmaceuticals for Children Act (BPCA), signed into law on January 4, 2002, was reauthorized and amended by the FDA Amendments Act of 2007 (FDAAA). The reauthorization of BPCA provides an additional six months of patent protection to NDA applicants that conduct acceptable pediatric studies of new and currently-marketed drug products for which pediatric information would be beneficial, as identified by FDA in a Pediatric Written Request. The Pediatric Research Equity Act (PREA), signed into law on December 3, 2003, also was reauthorized and amended by FDAAA. The reauthorization of PREA requires that most applications for drugs and biologics include a pediatric assessment (unless waived or deferred) to ensure the drugs’ and biologics’ safety and effectiveness in children. Such pediatric assessment must contain data, gathered using appropriate formulations for each age group for which the assessment is required, that are adequate to assess the safety and effectiveness of the drug or the biological product for the claimed indications in all relevant pediatric subpopulations, and to support dosing and administration for each pediatric subpopulation for which the drug or the biological product is safe and effective. The pediatric assessments can only be deferred provided there is a timeline for the completion of such studies. FDA may waive (partially or fully) the pediatric assessment requirement for several reasons, including if the applicant can demonstrate that reasonable attempts to produce a pediatric formulation necessary for that age group have failed.
European Union Regulatory Requirements
Outside the U.S., our ability to market our products will also be contingent upon receiving marketing authorizations from the appropriate regulatory authorities and compliance with applicable post-approval regulatory requirements. Although the specific requirements and restrictions vary from country to country, as a general matter, foreign regulatory systems include risks similar to those associated with FDA regulation, described above. Under European Union (“EU”) regulatory systems, marketing authorizations may be submitted either under a centralized or a national procedure. Under the centralized procedure, a single application to the European Medicines Agency (EMEA) leads to an approval granted by the European Commission which permits the marketing of the product throughout the EU. The centralized procedure is mandatory for certain classes of medicinal products, but optional for others. For example, all medicinal products developed by certain biotechnological means, and those developed for cancer and other specified diseases and disorders, must be authorized via the centralized procedure. We assume that the centralized procedure will apply to our products that are developed by means of a biotechnology process. The national procedure is used for products that are not required to be authorized by the centralized procedure. Under the national procedure, an application for a marketing authorization is submitted to the competent authority of one member state of the EU. The holders of a national marketing authorization may submit further applications to the competent authorities of the remaining member states via either the decentralized or mutual recognition procedure. The decentralized procedure enables applicants to submit an identical application to the competent authorities of all member states where approval is sought at the same time as the first application, while under the mutual recognition procedure, products are authorized initially in one member state, and other member states where approval is sought are then requested to recognize the original authorization based upon an assessment report prepared by the original authorizing competent authority. Both the decentralized and mutual recognition procedures should take no longer than 90 days, but if one member state makes an objection, which under the legislation can only be based on a possible risk to human health, the application will be automatically referred to the Committee for Medicinal Products for Human Use (CHMP) of the EMEA. If a referral for arbitration is made, the procedure is suspended. However, member states that have already approved the application may, at the request of the applicant, authorize the product in question without waiting for the result of the arbitration. Such authorizations will be without prejudice to the outcome of the arbitration. For all other concerned member states, the opinion of the CHMP, which is binding, could support or reject the objection or alternatively could reach a compromise position acceptable to all EU countries concerned. The arbitration procedure may take an additional year before a final decision is reached and may require the delivery of additional data.
As with FDA approval, we may not be able to secure regulatory approvals in Europe in a timely manner, if at all. Additionally, as in the U.S., post-approval regulatory requirements, such as those regarding product manufacture, marketing, or distribution, would apply to any product that is approved in Europe, and failure to comply with such obligations could have a material adverse effect on our ability to successfully commercialize any product.
The conduct of clinical trials in the EU is governed by the European Clinical Trials Directive (2001/20/EC), which was implemented in May 2004. This Directive governs how regulatory bodies in member states control clinical trials. No clinical trial may be started without a clinical trial authorization granted by the national competent authority and favorable ethics approval.
Accordingly, there is a marked degree of change and uncertainty both in the regulation of clinical trials and in respect of marketing authorizations which face us for our products in Europe.
Dietary Supplements
The Company’s products, Promensil and Trinovin are classified as “dietary supplements”. “Dietary supplements”, although subject to the FDCA, are treated differently than pharmaceuticals and are the subject of legislation known as the Dietary Supplement Health and Education Act of 1994 (the “Dietary Supplement Act”). The Dietary Supplement Act defines dietary supplements, and regulates claims and labeling of dietary supplements. Under the Dietary Supplement Act, a company is responsible for determining that the dietary supplements it manufactures or distributes are safe and that any representations or claims made about them are substantiated by adequate evidence to show that they are not false or misleading. The FDA has published a proposed rule for cGMP regulations for dietary supplements. The Company believes that Promensil and Trinovin comply with the claims, labeling and other rules relating to dietary supplements. In October 2006, the Company licensed its dietary supplements products in the U.S. to Natrol, Inc.
Organizational Structure
Corporate Structure
Novogen Limited is a company limited by shares and is incorporated and domiciled in Australia. Novogen Limited and its controlled entities “Novogen” or “Group” have prepared a consolidated financial report incorporating the entities that Novogen Limited controlled during fiscal 2007, which included the following controlled entities:

Name of Entity	Country of Incorporation	Ownership %
Novogen Laboratories Pty Ltd	Australia	100
Novogen Research Pty Ltd	Australia	100
Central Coast Properties Pty Ltd	Australia	100
Phytosearch Pty Ltd	Australia	100
Phytogen Pty Ltd	Australia	100
Glycotex Pty Ltd	Australia	100
Norvogen Pty Ltd	Australia	100
Novogen Inc	U.S.	100
Glycotex, Inc.	U.S.	81.3
Novogen Limited (U.K.)	U.K.	100
Promensil Limited	U.K.	100
Novogen BV	Netherlands	100

Name of Entity	Country of Incorporation	Ownership %
Novogen Canada Limited	Canada	100
Marshall Edwards, Inc.	U.S.	71.9
Marshall Edwards Pty Limited*	Australia	71.9

*	Indirect ownership through Marshall Edwards.
Property, Plants and Equipment
The Company’s major isoflavone extraction manufacturing plant was located in Wyong in New South Wales. This plant was used to manufacture the active raw material used in the Company’s dietary supplement products. The Company owned the land and buildings at Wyong site which covers an area of approximately 3.37 hectares. The Company also owned the equipment used in the extraction process and laboratories. In May 2007 the Company announced that it had entered into new arrangements for the worldwide supply of isoflavones used in its consumer dietary supplement products. As a result, the extraction facility located at Wyong NSW was decommissioned and the property sold. The sale of the Wyong facility was concluded on October 10, 2007. The Company received gross proceeds of A$4.0 million from the sale.
The pilot plant used for the manufacture of the small scale synthetic drug compounds is located in the Company’s leased premises in North Ryde, Sydney. The North Ryde premises occupies 1,088 square meters. These premises are also used as Novogen’s corporate headquarters. The Company owns the equipment used in the pilot plant. The plant has enough capacity to produce clinical trial quantities up to Phase II of the Company’s product candidates.
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

Application of Critical Accounting Policies
The significant accounting policies are summarized in Note 1 to the Consolidated Financial Statements under Item 18 of this Annual Report. A reconciliation of operating results to U.S. generally accepted accounting principles (“US GAAP”) is included in Note 24 to the Consolidated Financial Statements under Item 18 of this Annual Report
Revenue Recognition
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
Government grants
Grant income is recognised when there is reasonable assurance that the grant will be received and all attaching conditions will be followed. Grant income is recognised in the income statement over the periods necessary to match the grant on a systematic basis to the costs that it is intended to compensate.
Royalties
Royalty revenue is recognised on an accruals basis in accordance with the substance of the relevant agreements.
Litigation Settlement
Revenue is recognised when the risks and rewards have been transferred, which is considered to occur on settlement.
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
Capitalised development costs have a finite life and are amortised on a systematic basis matched to the future economic benefits over the useful life of the project.
Share-based payment transactions
The Group provides benefits to employees (including senior Executives) of the Group in the form of share-based payments, whereby employees render services in exchange for shares or rights over shares (equity-settled transactions) under the terms of the Employee Share Option Plan.
The cost of these equity-settled transactions with employees is measured by reference to the fair value of the equity instruments at the date at which they are granted. The fair value is determined using a binomial model. Further details are given in Note 11.
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

Results of Operations
The following table provides a summary of revenues and expenses to supplement the more detailed discussions below:
INCOME STATEMENTS for the year ended 30 June, 2007

	Consolidated
	2007	2006	2005	2007
	A$’000	A$’000	A$’000	US$’000
Continuing Operations
Revenue	17,295	17,445	17,389	14,685
Cost of sales	(6,945)	(5,445)	(4,666)	(5,897)

Gross profit	10,350	12,000	12,723	8,788

Other income	2,710	793	289	2,301

Research & development expenses	(16,134)	(12,014)	(10,217)	(13,699)
Selling & promotional expenses	(7,908)	(9,013)	(8,411)	(6,715)
Shipping and handling expenses	(392)	(556)	(444)	(333)
General and administrative expenses	(12,902)	(8,769)	(6,566)	(10,955)
Other expenses	(17)	(301)	—	(14)
Finance costs	(2)	(52)	(56)	(2)

Loss before income tax	(24,295)	(17,912)	(12,682)	(20,629)

Income tax expense	(1)	(1)	(2)	(1)

Loss for the period	(24,296)	(17,913)	(12,684)	(20,630)

Loss attributable to minority interest	4,315	1,693	1,152	3,664

Loss attributable to members of Novogen Limited	(19,981)	(16,220)	(11,532)	(16,966)

Operating Results – Fiscal 2007 v Fiscal 2006
Revenue
The Group earned gross revenues for the year ended June 30, 2007 of A$17.3 million versus A$17.4 million in the previous corresponding period, a decrease of A$0.1 million. The decrease in revenue was due to decrease in consumer product sales partially offset by increase in other revenue. Sale of the Company’s consumer products decreased by A$2.8 million or 21%, from A$13.5 million for the previous year to A$10.7 million for the year ended June 30, 2007. The decrease in consumer product sales was mainly due to the licensing of the U.S. consumer products to Natrol, Inc. Other revenue increased by A$2.6 million to A$6.6 million verses A$3.9 million for the previous corresponding period. The increase in other revenue was mainly due to licence fees received from Natrol, Inc, litigation settlements amounts received from Sante Naturelle and Chattem, Inc. for licences and settlement of patent infringements relating to consumer products in Canada and the U.S. and sale of red clover inventories which were in excess of our production requirements. Interest revenues also increased reflecting higher interest rates achieved on invested cash balances.
Total revenue, adjusted for U.S. GAAP, for the year ended June 30, 2007 of A$14.9 million versus A$15.1 million in the previous corresponding period, an decrease of A$0.2 million. Revenue under U.S. GAAP is reduced by certain trade promotions which are treated as discounts to Sales Revenue. These trade promotion expenditures are treated as a marketing expense under AIFRS. Other Revenue under U.S. GAAP is also reduced by interest revenue being recognized in Other Income whereas under AIFRS interest income is recognized in Other Revenue. See Note 24 “Differences between AIFRS and U.S. GAAP” for detailed U.S. GAAP formatted Statement of Financial Performance.
Consumer product sales
Sales in Australasia (including exports) for the year ended June 30, 2007 were A$4.5 million, a decrease of A$0.7 million or 13% from A$5.2 million for the previous year due to de-stocking in the wholesaler supply channels and a decline in the size of the menopause treatment market. Sales revenue in U.S. was A$1.4 million for the four months ending October 2006 (U.S. consumer products were licensed to Natrol, Inc. from the end of October 2006) down from A$3.4 million for the twelve month period to June 30 last year. Canada sales for the year ended June 30 2007 declined by A$0.6 million to A$1.7 million down from A$2.3 million for the previous 12 month period, due to significant inventory reduction in the two leading retail chains in Canada. Sales revenue in Europe increased by A$0.5 million to A$3.1 million for the twelve month period to June 30, 2007 up from A$2.6 million for the same period last year. European growth was driven by retail expansion and new products into U.K.
During the year ending June 30, 2007 the Company expanded its consumer business with the introduction of Promensil into Italy and Switzerland. Novogen’s marketing strategy of developing consumer health brands through consumer campaigns, continual health care professional communications and retail expansion will continue. Promensil is a market leading brand in most countries it competes in and future growth is expected to be achieved through leveraging the Promensil brand into new markets.
Costs and Expenses
Total expenses before interest and tax increased by A$8.2 million to A$44.3 million for the year ended June 30, 2007 from A$36.1 million for the previous year. Cost of sales increased by A$1.5 million due to the costs of running the Wyong production facility at less than normal operation capacity resulting in production cost variances not capitalised into inventory. Selling and promotional expenses decreased by A$1.1 million to A$7.9 million. The decrease was associated with decrease in costs in the U.S. following the U.S. consumer products being licensed to Natrol, Inc. from the end of October 2006. Research and development expenses were A$16.1 million, an increase of A$4.1 million from A$12.0 million last year. The increase was primarily due to expenses associated with the Phase III OVATURE clinical trial being conducted by Marshall Edwards. Costs were also incurred in connection with production scale up activities of phenoxodiol and manufacture of clinical trial drug supplies. Research and development expenses also reflected an increase in costs associated with pre clinical development of glucoprime the Company’s glucan based product being developed by the Company’s subsidiary Glycotex, Inc. General and administration expenses were A$12.9 million, an increase of A$4.1 million from A$8.8 million for the same period last year. The increase was primarily due to A$2.1 million representing non-cash, share based payments incurred by Marshall Edwards in establishing the Standby Equity Distribution Agreement with YA Global Investments, LP (formerly known as Cornell Capital Partners, LP) and a A$1.4 million employee termination payment
Net loss
The operating loss attributable to the Company’s shareholders for the financial year, after allowing for losses attributable to minority interests of A$4.3 million, increased by A$3.8 million to A$20.0 million from a loss of A$16.2 million for the previous year.
The net loss after income tax for the consolidated group for the year ended June 30, 2007 increased by A$6.4 million to A$24.3 million from A$17.9 million for the previous year.
Operating Results – Fiscal 2006 v Fiscal 2005
Revenue
The Group earned gross revenues remained constant at A$17.4 million in fiscal 2006 and 2005.

Total revenue, adjusted for U.S. GAAP, for the year ended June 30, 2006 of A$15.1 million versus A$15.6 million for the previous corresponding period, a decrease of A$0.5 million. The decrease in total revenue was due to higher level of trade promotion expenditure for the year ended June 30, 2006 as compared with the previous period. Revenue under U.S. GAAP is reduced by certain trade promotions which are treated as discounts to Sales Revenue. These trade promotion expenditures are treated as a marketing expense under AIFRS. Other Revenue under U.S. GAAP is also reduced by interest revenue being recognized in Other Income whereas under AIFRS interest income is recognized in Other Operating Revenue. See Note 24 “Differences between AIFRS and U.S. GAAP” for detailed U.S. GAAP formatted Statement of Financial Performance.
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
Sales levels of our consumer products in Australia, Canada and to a lesser extent in Europe, have continued to benefit from our targeted promotional programs. Sales in the U.S. market were affected by the market decline in the natural menopause product market of 18%. This decline was due to reduced advertising, sales and marketing effort across the sector and increased competition from hormone replacement therapy products which appear to be regaining some of the markets impacted by the recent controversies surrounding safety issues. In October 2006, the Company licensed the U.S. rights to Promensil and Trinovin brands to Natrol, Inc. The Company will continue to position its products as the most clinically trialled natural alternatives in the menopause market.
Costs and Expenses
Total expenses before interest and tax increased by A$5.8 million to A$36.1 million for the year ended June 30, 2006 from A$30.3 million for the previous year. Cost of sales increased by A$0.8 million due to the costs of running the Wyong production facility at less than normal operation capacity resulting in production cost variances not capitalised into inventory. Selling and promotional expenses increased by A$0.6 million to A$9.0 million. The increase was associated with the expenses incurred to fund new product launches and to continue our targeted promotional program. Research and development expenses were A$12.0 million, an increase of A$1.8 million from A$10.2 million for the same period last year, reflecting the costs associated with progressing the pre-clinical and clinical development program including the anti-cancer program being conducted by Marshall Edwards and manufacturing scale-up costs associated with phenoxodiol. General and administrative expenses were A$8.8 million an increase of A$2.2 million from A$6.6 million for the same period last year. The increased costs included the costs associated with the withdrawn registration statement for Glycotex, Inc. of A$1.0 million, A$0.2 million increase in share based payments to employees and consultants and increases in other corporate costs.
Net loss
The operating loss attributable to Novogen shareholders for the fiscal year 2006, after allowing for losses attributable to minority interests of A$1.7 million, increased by A$4.7 million to A$16.2 million from a loss of A$11.5 million for the previous year.
The net loss from ordinary activities after income tax for the consolidated group for the year ended June 30, 2006 increased by A$5.2 million to A$17.9 million from A$12.7 million for the previous year. The increase in the Company’s net loss for the year ended June 30, 2006 was due to higher cost of goods due to the costs of running the Wyong production facility at less than normal operation capacity resulting in production cost variances not capitalised into inventory, higher sales and marketing expenditure, increased research and development costs and additional administration and general expenses.
Liquidity and capital resources
The Company has continued to finance its operations primarily from equity capital.
At June 30, 2007, the Group had cash balances of A$39.5 million, an increase of A$6.0 million from the previous year’s balance of A$33.5 million. The increase in cash balances resulted from the proceeds of a private placement by Novogen’s U.S. subsidiary Marshall Edwards completed in July 2006. Marshall Edwards received proceeds of US$16.8 million net of certain commissions and other costs. Also, Novogen’s U.S. subsidiary Glycotex, Inc. raised US$1.6 million in a private placement completed in February 2007. The funds raised are to be used by the respective companies to fund their research & development programs.
Cash was used to fund the Company’s operations including the pivotal OVATURE clinical trial program for the anti-cancer drug phenoxodiol, being undertaken by MEI. Cash resources were also used to fund the ongoing efforts in the areas of cardiovascular and anti-inflammatory research and development. Cash was also used to supplement the cash flows from the consumer products business and general corporate purposes. At June 30, 2007 the Company held cash balances in U.S. dollars of US$18.3 million.

Marshall Edwards post balance date capital raising
On August 1, 2007, Marshall Edwards entered into a securities subscription agreement with certain accredited investors providing for the private placement of 5,464,001 shares of its common stock at a purchase price of US$3.00 per share. The investors in the transaction also received a warrant to purchase an additional 4 shares of common stock for every block of 10 shares of common stock purchased. The warrants have an exercise price of US$3.60 per share. The warrants may be exercised beginning February 6, 2008 and will expire five years from the date of issuance, on August 6, 2012. Marshall Edwards also issued 62,091 warrants to Blue Trading, LLC, which acted as the placement agent in the private placement, as part of the placement fee. The warrants issued to Blue Trading, LLC have an exercise price of US$3.00 per share and each warrant is convertible for 4 shares of common stock. These warrants may be exercised immediately and will expire five years from the date of issuance, on August 6, 2012. Marshall Edwards closed the private placement on August 6, 2007 and received gross proceeds of US$16.4 million.
Marshall Edwards has entered into a registration rights agreement with the investors party to the securities subscription agreement, and Blue Trading, LLC, and agreed to file a registration statement with the U.S. Securities and Exchange Commission (the “SEC”) for the common stock and the common stock issuable upon exercise of the warrants sold pursuant to the securities subscription agreement for resale thereunder. Marshall Edwards filed the registration statement on October 2, 2007. The resale registration statement was declared effective on October 19, 2007.
In addition, Marshall Edwards has terminated its Standby Equity Distribution Agreement, dated as of July 11, 2006, with YA Global Investments, LP (formerly known as Cornell Capital Partners, LP) as amended.
The Company invests its cash and cash equivalents in interest bearing facilities with various maturity dates. At the end of fiscal 2007, deposits amounting to A$9.5 million had a weighted average interest rate of 6.35% and cash deposits of A$30.1 million had a weighted average interest rate of 3.84%.
The Company has arranged a multi option facility with St George Bank Limited, an Australian commercial bank, of A$1.0 million, A$0.5 million of which was unused at the end of fiscal 2007.
The Company does not hedge its foreign exchange exposures. The Company, however, continues to minimise foreign exchange risk by having international sales and marketing expenses being denominated in local currencies. See “Item 11 Quantitative and Qualitative Disclosures About Market Risk – Foreign Currency Risk”.

During fiscal 2007, the Company had net cash outflows from operating activities of A$14.6 million. Included in this amount are cash receipts of A$1.9 million of interest received from invested cash balances, A$1.5 million from the proceeds of government grants being primarily the Australian Pharmaceutical Partnerships Program grants for research and development and A$1.7 million royalty received from ADM. See “Item 4. Information on the Company- Business Overview – Clinical Developments — License Agreements”.
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
The Company spent A$16.1 million on gross research and development expenditure during fiscal 2007. The Company spent A$12.0 million on gross research and development expenditure in fiscal 2006.
Due to the nature and uncertainty of the research and development projects being undertaken by the Company, it is not possible to reasonably estimate the cost and timing of project completion. The costs of research and development projects are not estimated on a project by project basis and to analyse costs between projects could only be performed on an arbitrary and subjective basis.
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

Trend Information
Sales of the Company’s dietary supplements decreased by A$2.8 million in fiscal 2007 compared to fiscal 2006, following the licensing of Promensil and Trinovin brands in the U.S. to Natrol, Inc. The Company expects that in future, profitability will be improved in the consumer products business segment. The Company will continue to position its products as the most clinically trialled natural alternatives in the menopause market.
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
Table of Contractual Obligations
The following table summarizes our future payment obligation and commitments as at June 30, 2007.

			Payments due by period
In A$000’s	Total	Less than 1 year	1-3 years	4-5 years	After 5 years

Operating Leases	1,483	471	1,001	11	—
Finance Leases	—	—	—	—	—
Other Expenditure Commitments *	13,000	8,220	4,780	—	—

Total Contractual Cash Obligations	14,483	8,691	5,781	11	—

*	represents research and development contracts for services to be rendered.

Item 6. Directors, Senior Management and Employees.
DIRECTORS
The names and details of the Company’s Directors during the financial year and up to the date of this report are as follows. Directors were in office for the entire period unless otherwise stated.
Mr. Philip A. Johnston (Chairman)
Mr. Christopher Naughton (Managing Director)
Professor Paul J. Nestel
Mr. Peter B. Simpson
Dr. Leanna C. Read – resigned from the Board on January 30, 2007
Mr. Geoffrey M. Leppinus
Professor Alan J. Husband (Executive Director)
Names, qualifications, experience and special responsibilities
Philip A. Johnston Non-Executive Chairman
Dip Eng (Production)
Non-Executive Director since 1997, Mr.Johnston was elected chairman of Novogen Limited effective January 1, 2001. Mr. Johnston has extensive experience in the pharmaceutical industry, including 9 years as an Executive Director of Wellcome Australia Limited. He was previously a Director of two subsidiary companies of GlaxoWellcome. Mr. Johnston has had responsibility for production, distribution, quality assurance and consumer product development. He has also been directly involved in the establishment of strategic alliances and joint ventures. Mr. Johnston has completed a number of executive development programs including the University of New South Wales and the London Business School.
During the last three years, Mr. Johnston has served as a Director and is currently a Director of the Australian Stock Exchange listed company, Lipa Pharmaceuticals Limited and Marshall Edwards, the Company’s U.S. subsidiary which is listed on the Nasdaq Global Market.
Christopher Naughton Managing Director
BEc, LLB
Managing Director since March 1997, Mr. Naughton joined Novogen Limited in 1996 as Commercial Director. Mr. Naughton has degrees in economics from the Australian National University and in Law from the University of New South Wales. He has completed the Program for Management Development at the Harvard Business School, and is an attorney in New South Wales. Mr. Naughton has previously worked in merchant banking. He also has over 20 years experience in the pharmaceutical industry, including appointments as a Director of Wellcome Australia Limited and in worldwide business development with The Wellcome Foundation Limited in the U.K.

During the last three years Mr. Naughton has served as Chief Executive Officer and Director and is currently Chief Executive Officer and Director of Marshall Edwards.
Professor Paul J. Nestel Non-Executive Director
AO, MD, FTSE, FRACP, FAHA, FCSANZ
Professor Nestel is currently a Senior Principal Research Fellow at the Baker Heart Research Institute, Melbourne. Professor Nestel is also a Consultant Physician at the Alfred Hospital, Melbourne. He is Honorary Professor of Medicine in the Faculty of Health, Medicine, Nursing and Behavioural Science at Deakin University, Melbourne. He serves on the Board of the International Life Sciences Institute of South East Asia. He was formerly Clinical Professor in Medicine, The Flinders University of South Australia. Professor Nestel has been closely involved in national and international pharmaceutical trials of cardiovascular drugs. He has been and remains a member of many national and international committees for research and policy on cardiovascular disease. He has published over 400 scientific and medical papers and is a Fellow of the Australian Academy of Technological Sciences and Engineering, a Fellow of the American Heart Association and a Fellow of the Cardiac Society of Australia and New Zealand. Professor Nestel is an Officer of the Order of Australia and recipient of the Centenary Medal.
During the last three years Professor Nestel has served as a Director and is currently a Director for Marshall Edwards, the Company’s U.S. subsidiary which is listed on the Nasdaq Global Market.
Peter B. Simpson Non-Executive Director
MPharm, PhC
Non-Executive Director since 1994, Mr. Simpson has extensive experience in the development of pharmaceutical products for international markets. He was Research and Development Manager with David Bull Laboratories for 8 years prior to being appointed Chief Executive Officer of Biota Holdings Limited in 1987. At Biota Holdings Limited he oversaw the research and development of an effective cure for influenza and the licensing of that discovery to Glaxo Limited. Mr. Simpson is currently associated with a wide range of biotechnology and pharmaceutical interests, predominately associated with the conduct of late stage clinical studies and the commercialisation of Australian biomedical discoveries. Mr. Simpson is also the Chairman of Biogenerics Australia Pty Ltd.
Geoffrey M Leppinus Non-Executive Director
BEc, FCA
Non-executive Director since February 2005, Mr. Leppinus was, until July 2002, a Senior Audit and Advisory partner of KPMG LLP with over 30 years experience in professional accounting and auditing. At KPMG LLP he was responsible for the audit of a number of large public companies and the Australian subsidiaries of U.S. listed public corporations. Mr. Leppinus has experience in the assessment of systems of internal control over financial reporting and the financial reporting requirements applicable to listed public companies. He has also had a wide range of experience in conducting due diligence for business acquisitions. Mr. Leppinus has served as a member of the Australian Auditing

Standards Board and member of the State Council of the Institute of Chartered Accountants in Australia.
Professor Alan J. Husband Executive Director
PhD, DSc, FASM
Professor Husband was appointed as a Director of Novogen Limited in May 2006. Professor Husband has over 30 years experience in basic and applied scientific research and research management. His academic research interests in immunology and pathology have been reflected in the publication of over 200 scientific papers and several books. Professor Husband currently holds a professorial appointment at the University of Sydney. These activities in basic and applied research, coupled with experience in the biotechnology industry, provided the foundations for his current appointment as Director of Research for the Group, which he has held since 1996. In this position, Professor Husband is responsible for the development and commercialisation of the Company’s flavonoid drug technology platform. During this time he has managed the scientific discovery and clinical trial programs, including development of novel oncology, cardiovascular and anti-inflammatory therapeutics as well as wound healing technologies.
Executive Officers’ profiles
David R. Seaton – Chief Financial Officer
B Bus KCAE, M Com UNSW, CPA
Mr. Seaton is a graduate in Business Studies holds a Master of Commerce degree from the University of New South Wales. He has completed Management Development programs at Northwestern University in Chicago, Illinois, Duke University in Durham, North Carolina and the London Business School. He has had 20 years experience in the pharmaceutical industry and prior to joining Novogen Limited in 1999 was the Finance Director of GlaxoWellcome Australia Ltd. Mr. Seaton was also Finance Director of Wellcome Australia Limited prior to its merger with Glaxo in 1995.
Mr. Seaton has been the Chief Financial Officer and Secretary of Marshall Edwards since 2000. He has been a Director and the Secretary of Glycotex, Inc since September 2005. Mr. Seaton was appointed Chief Financial Officer of Glycotex, Inc. in November 2006.
Warren Lancaster – Vice President Commercial and Corporate Development
BSc, MBA
Mr. Lancaster is a graduate in Physics and holds a Masters Degree in Business Administration from the Australian Graduate School of Management (Sydney). Mr. Lancaster worked as a business strategy and management consultant with an Australian consulting firm before joining Novogen Limited in March 1997, specifically to assume the role of Vice President- North America.

Bryan Palmer – Operations General Manager
Mr. Palmer joined Novogen in 1993. Since that time he has held a number of senior management positions within the Company. He completed the Program for Management Development at the Harvard Business School in 2001.
Craig Kearney – General Manager Consumer Business
BMS Waikato.
Craig Kearney joined Novogen in December 2001 as the General Manager of the Consumer Business. He has a Bachelor of Management Studies from Waikato University in New Zealand and has subsequently completed managerial development programmes at London School of Business and Duke University in Durham, North Carolina. He has worked 18 years in the Over The Counter (OTC) consumer pharmaceutical category including 10 years for Wellcome New Zealand and Wellcome Australia, 6 years for Parke Davis/Warner Lambert Australia. Prior to joining Novogen Limited, Mr. Kearney worked for Pfizer Australia. He held senior sales, marketing and business management roles for all three companies.
Ronald L Erratt
FINA
Mr Erratt has been the Secretary of Novogen Limited since it listed on the Australian Stock Exchange in 1994. He is also the Secretary for all the wholly owned subsidiaries of Novogen. Mr. Erratt has over 30 years experience in accounting and commercial roles. Prior to joining Novogen he was the Director of Superannuation Fund Administration at Towers Perrin, an international firm of actuaries and management consultants.
Compensation
Remuneration philosophy
Remuneration is assessed for Directors and senior Executives with the overall objective of ensuring maximum shareholder benefit from the retention of a high quality executive team. The appropriateness and nature of emoluments is assessed by reference to employment market conditions. The performance criteria against which Directors and Executives are assessed have regard to the financial and non-financial objectives of Novogen Limited, however, Directors and senior Executive annual remuneration have no variable performance elements that are directly linked to company performance.
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
The Company is a small to medium sized research organization pursuing a significant number of different projects where it relies on its staff being flexible in the way in which they work with their own colleagues together with outside collaborators. The Company’s desire to capitalize on its ability to be flexible and adapt as new information is discovered and new opportunities arise underpins the Company’s business strategies. In this context, the Company believes it is inappropriate to have individual performance hurdles tied to the issuance of share options or other variable remuneration.
The Company believes it has a highly motivated workforce which responds better to the existing remuneration arrangements than the more complex variable systems popular with companies trying to engender individual competition amongst their staff.
All Executive Directors and Executives have the opportunity to qualify for participation in the Employee Share Option Plan after achieving a qualifying service period.
Remuneration Committee
The Remuneration Committee of the Board of Directors is responsible for determining and reviewing compensation arrangements for the non-Executive Directors, the Managing Director, the Executive Director and senior Executives.
The Remuneration Committee assesses the appropriateness of the nature and amount of emoluments of such officers on a periodic basis by reference to relevant employment market conditions with the overall objective of ensuring maximum shareholder benefit from the retention of a high quality executive team.
Remuneration structure
In accordance with best practice corporate governance, the remuneration structure of Non-Executive Directors, Executive Director and senior management are separate and distinct.
Non-Executive Director remuneration
The Constitution of the Company and the Australian Stock Exchange Listing Rules specify that the aggregate remuneration of Non-Executive Directors shall be determined from time to time by General Meeting. An amount not exceeding the amount determined is then divided among the non-Executive Directors as agreed. The latest determination for the Company was at the Annual General Meeting held on October 28, 2005 when the shareholders approved an aggregate remuneration of A$560,000. The total Non-

Executive Director remuneration of the Company for the year ended June 30, 2007 utilised A$285,000 of this authorised amount.
The amount of aggregate remuneration sought to be approved by shareholders and the manner in which it is apportioned amongst non-Executive Directors is reviewed periodically.
Each Non-Executive Director receives a fee for his services as a Director of the Company. An additional fee is also paid for each committee of the Board of Directors on which a Director sits. The payment of additional fees for serving on a committee recognises the additional time commitment required by Non-Executive Directors who serve on one or more committees.
The remuneration of Non-Executive Directors for the period ending June 30, 2007 is detailed in the table set forth on page 50 of this Annual Report.
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
The performance criteria against which Executive Directors and Executives are assessed have regard to the financial and non-financial objectives of the Company.
Employment contracts
It is the policy of the Remuneration Committee that employment agreements are entered into with the Company’s Chief Executive Officer, the Research Director and each of the Executives. The contracts for service between the Company and the Chief Executive Officer, Research Director and the Executives are for terms of three years with a notice period of six months. In the event the Company terminates the employment under the terms of the agreement, the Company must pay the pro-rata balance of the unexpired agreement term plus an additional amount of one and one half times the then current annual remuneration of the employee. However, the maximum payable on termination by the Company will be three years’ remuneration. The minimum payable on termination by the Company will be eighteen months’ remuneration. The Company may terminate the agreements at anytime without notice if serious misconduct has occurred. Where termination with cause occurs, there is no entitlement to termination payments under the term of the contract. On termination, any unvested options issued under the Employee Share Option Plan are immediately forfeited.
Details of the nature and amount of each element of the emolument of each Director of Novogen Limited and the five Executive Officers included in the Company’s senior management are as follows:
Director remuneration from Novogen Limited for the year ended June 30, 2007

			Termination
	Short term		& similar				Post
	emoluments		payments	Share based payments			Employment	Total
		Other
	Salary	Non-		Options granted			Super-
	and Fees	monetary			Amortised cost	Remuneration	annuation
	A$	A$	A$	Number	A$	%	A$	A$
PA Johnston	38,532	—	—	—	—	—	52,968	91,500
C Naughton	582,040	59,047	—	—	—	—	105,113	746,200
AJ Husband	309,861	57,590	—	—	51,876	10.8%	60,725	480,052
PJ Nestel AO	57,000	—	—	—	—	—	—	57,000
PB Simpson	54,128	—	—	—	—	—	4,872	59,000
LC Read *	24,313	—	—	—	—	—	2,187	26,500
GM Leppinus	2,000	—	—	—	—	—	49,000	51,000

	1,067,874	116,637	—	—	51,876	3.4%	274,865	1,511,252

*	resigned January 30, 2007
Director remuneration from Marshall Edwards for the year ended June 30, 2007

			Termination
	Short term		& similar				Post
	emoluments		payments	Share based payments			Employment	Total
		Other
	Salary	Non-		Options granted			Super-
	and Fees	monetary			Amortised cost	Remuneration	annuation
	A$	A$	A$	Number	A$	%	A$	A$
PA Johnston	37,844	—	—	—	—	—	3,406	41,250
PJ Nestel AO	41,250	—	—	—	—	—	—	41,250

	79,094	—	—	—	—	—	3,406	82,500

Director remuneration from Glycotex, Inc. for the year ended June 30, 2007

			Termination
	Short term		& similar				Post
	emoluments		payments	Share based payments			Employment	Total
		Other
	Salary	Non-		Options granted			Super-
	and Fees	monetary			Amortised cost	Remuneration	annuation
	A$	A$	A$	Number	A$	%	A$	A$
PA Johnston	63,597	—	—	—	—	—	—	63,597
C Naughton	47,698	—	—	—	—	—	—	47,698

	111,295	—	—	—	—	—	—	111,295

Total Directors’ remuneration for the year ended June 30, 2007

			Termination
	Short term		& similar				Post
	emoluments		payments	Share based payments			Employment	Total
		Other
	Salary	Non-		Options granted			Super-
	and Fees	monetary			Amortised cost	Remuneration	annuation
	A$	A$	A$	Number	A$	%	A$	A$
PA Johnston	139,973	—	—	—	—	—	56,374	196,347
C Naughton	629,738	59,047	—	—	—	—	105,113	793,898
AJ Husband	309,861	57,590	—	—	51,876	10.8%	60,725	480,052
PJ Nestel AO	98,250	—	—	—	—	—	—	98,250
PB Simpson	54,128	—	—	—	—	—	4,872	59,000
LC Read *	24,313	—	—	—	—	—	2,187	26,500
GM Leppinus	2,000	—	—	—	—	—	49,000	51,000

	1,258,263	116,637	—	—	51,876	3.0%	278,271	1,705,047

*	resigned January 30, 2007
Compensation of the Executive Officers of the Company and the consolidated entities for the year ended June 30, 2007

			Termination
	Short term		& similar				Post
	emoluments		payments	Share based payments			Employment	Total
		Other
	Salary	Non-		Options granted			Super-
	and Fees	monetary			Amortised cost	Remuneration	annuation
	A$	A$	A$	Number	A$	%	A$	A$
DR Seaton *	320,632	47,522	—	50,472	61,142	11.5%	100,587	529,883
WJ Lancaster	198,660	26,326	—	24,412	26,941	10.7%	—	251,927
BM Palmer	168,267	32,133	—	27,676	33,657	13.5%	15,144	249,201
CD Kearney	197,340	16,995	—	28,768	34,665	13.0%	17,761	266,761
RL Erratt	143,605	25,369	—	26,400	33,149	13.7%	39,629	241,752

	1,028,504	148,345	—	157,728	189,554	12.3%	173,121	1,539,524

*	includes Directors fees paid by Glycotex, Inc.
Executive Directors have been disclosed under Directors’ remuneration only and have been excluded from the Executive remuneration. See page 123 Note 21(c) for further information on exercise price and expiration dates of the options.

Novogen’s Constitution provides that the directors who are not Executive Officers shall be paid an ordinary remuneration which may not exceed the maximum amount fixed by the shareholders of the Company in general meetings from time to time. Directors’ fees are higher for the role of Company Chairman.
No Director has received or has become entitled to receive, during or since the end of the fiscal year ended 2007, a benefit because of a contract made by Novogen Limited, a controlled entity, or a related body corporate with a Director, a firm of which a Director is a member or an entity in which a Director has a substantial financial interest.
Executives are those directly accountable and responsible for the operational management and strategic direction of the Company and its consolidated entities and include the Company’s Secretary.
Mr. Philip A. Johnston and Professor Paul J. Nestel are also directors of Marshall Edwards and each receive remuneration in the form of director’s fees of A$41,250 per annum. Mr. Philip A. Johnston and Mr. Christopher Naughton are also directors of Glycotex, Inc. and receive directors’ fees of A$63,597 and A$47,698 per annum respectively. These amounts have been separately identified and included in the table above.
The elements of emoluments have been determined on the basis of the cost to the Company and the consolidated entity.
The Company has adopted the fair value measurement provisions of Australian Accounting Standard, AASB 124 “Related Party Disclosures” prospectively for all options granted to Directors and relevant Executives, which had not vested at July 1, 2003. The fair value of such grants being amortised are disclosed as part of Director and Executive emoluments on a straight-line basis over the vesting period. No adjustments have been made or will be made to reverse amounts in relation to options that never vest (i.e. forfeitures).
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
Fair values of options:
The fair value of each option is estimated on the date of grant using a binomial option-pricing model with the following assumptions used for grants made on:

	March 30,		April 21,		March 16,		February 27,		November 29,
	2007		2006		2005		2004		2002
Dividend yield		0%		0%		0%		0%		0%
Expected volatility		59%		66%		69%		69%		68%
Historical volatility		59%		66%		69%		69%		68%
Risk-free interest rate		6.09%		5.62%		5.67%		5.52%		5.27%
Expected life of option	5	years	5	years	5	years	5	years	5	years
Option fair value	A$	1.40	A$	2.10	A$	2.96	A$	2.82	A$	1.26
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
Further detail on the remuneration of Directors and Executives are also provided in Note 21.
Arrangements and Relationships
There are no arrangements (other than standard employment remuneration arrangements) by which any Director or Executive Officer was appointed to his position. There are no family relationships between any of the Directors or Executive Officers.
Pension Benefits
The Company has paid A$1,022,000 during fiscal 2007 for employee superannuation benefits and pension benefits.

Board Practices
Novogen Board of Directors

		Year First	Current Term
Name	Postion Held	Appointed	Expires
P. A. Johnston	Chairman	1997	October-2009
C. Naughton	Managing Director	1997	—
P. B. Simpson	Director	1994	October-2009
P. J. Nestel	Director	2001	October-2009
L .C. Read *	Director	2003	October-2008
G. M. Leppinus	Director	2005	October-2010
A. J. Husband	Executive Director	2006	October-2009

*	Dr. L. C. Read resigned from the board of Novogen Limited on January 30, 2007.
Term of Directors
The term for each Director (excluding the Managing Director) is three years at which time that Director retires from office and offers himself/herself for re-election at the next Annual General Meeting. For more information about the term and details of the Managing Director’s term refer to the Employment contract attached filed as Exhibit 4.1 to the Company’s Annual Report on Form 20F for fiscal year ended June 30, 2007 filed with the SEC on November 29, 2006.
The Board of Directors has the power to appoint any person to be a director either to fill a casual vacancy or as an additional Director (up to a maximum of 10). Any Director so appointed may hold office only until the next Annual General Meeting when he or she shall be eligible for election.
Board of Directors
The Board of Directors of Novogen Limited is elected by and accountable to shareholders. It monitors and directs the business and is responsible for the corporate governance of the Company. The Managing Director, who is accountable to the Board, is responsible for managing the development of the Company consistent with the objective of enhancing long term shareholder value.
Since January 30, 2007, the Board has been comprised of six Directors four of whom are non-Executive Directors. In addition, the Board has established the following Committees — Audit, Remuneration and Nomination and Capital Works Committees.

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
In the context of Director independence, “materiality” is considered from both the Company and individual Director perspective. In determining whether a non-Executive Director is independent, he or she must not hold more than 5% of the Company’s outstanding shares.
Also, the following qualitative factors, among others, are considered:
•	whether the director has been employed as an Executive of the Company within the last three years;

•	whether the director has been a principal of a material professional advisor or consultant of the Company;

•	whether the director has a material contractual relationship with the Company;

•	whether the director has served on the Board of Directors for a period which could be perceived to interfere with his or her ability to act in the best interests of the Company; and

•	whether the director has any business interests which could be perceived to interfere with his or her ability to act in the best interests of the Company.
In accordance with the definition of independence above, and the materiality thresholds set, the following Directors of Novogen Limited are considered to be independent:

Name	Position
P. A. Johnston	Non-Executive Chairman
Professor P. J. Nestel AO	Non-Executive Director
P. B. Simpson	Non-Executive Director
G. M. Leppinus	Non-Executive Director
There are procedures in place, agreed upon by the Board of Directors, to enable Directors in the furtherance of their duties, to seek independent professional advice at the Company’s expense.
For additional details regarding appointments to the Board of Directors please refer to the Company’s web site.

Audit Committee
The Board of Directors has an Audit Committee, which operates under a charter approved by the Board. It is the Board’s responsibility to ensure that an effective internal control framework exists within the Group. This includes internal controls to deal with both the effectiveness and efficiency of significant business processes, the safeguarding of assets, the maintenance of proper accounting records and the reliability of financial information as well as non-financial considerations such as bench marking of operational key performance indicators. The Board of Directors has delegated the responsibility for the establishment and maintenance of a framework of internal control and ethical standards for the management of the consolidated entity to the Audit Committee.
The Audit Committee also provides the Board with additional assurance regarding the reliability of financial information for inclusion in the financial reports. All members of the Audit Committee are independent Non-Executive Directors. The members of the Audit Committee during the fiscal year 2007 were Mr. Geoffrey Leppinus (Chairman), Professor Paul J. Nestel, Mr. Philip A. Johnston, Dr. Leanna C. Read (Dr. Read resigned from the Board of Directors of Novogen Limited on January 30, 2007 and attended all meetings while in office) and Mr. Peter B. Simpson.
Performance
The performance of the Board of Directors and the key Executives is reviewed regularly against both measurable and qualitative indicators. During the reporting period the Board of Directors conducted a performance evaluation which involved the assessment of each Board member’s and key Executive’s performance. The performance criteria against which Directors and Executives are assessed have regard to the financial and non-financial objectives of Novogen Limited.
Remuneration and Nomination Committee
The Remuneration and Nomination Committee of the Board of Directors is responsible for determining and reviewing compensation arrangements for the Directors, the Managing Director, Executive Director and senior Executives.
The Remuneration and Nomination Committee assesses the appropriateness of the nature and amount of emoluments of such officers on a periodic basis by reference to relevant employment market conditions with the overall objective of ensuring maximum stakeholder benefit from the retention of a high quality executive team.
The Remuneration and Nomination Committee is responsible for the oversight of Board succession and proposing candidates for Board vacancies. When a new Director is to be appointed, the Remuneration and Nomination Committee reviews the range of skills, experience and expertise on the Board, identifies its needs and prepares a short list of candidates with appropriate skills and experience.

Employees
The Company employed 66 people at June 30, 2007, 67 people at June 30, 2006 and 74 people at June 30, 2005 as follows

	Number of People
Category of Activity	2007	2006	2005
Research and development	27	29	23
Production	14	13	21
Sales and marketing	13	13	18
Finance and administration	12	12	12

Total	66	67	74

	Number of People
Geographic Location	2007	2006	2005
Australasia	63	63	65
North America	2	3	8
Europe	1	1	1

Total	66	67	74

Share Ownership
Directors’ holdings of shares and options in the Company
The table below shows the number of Ordinary Shares and options to purchase Ordinary Shares held directly or indirectly by the Directors of the Company as of November 30, 2007.

	Ordinary	%	Options
	Shares Fully	Total Shares	Number	Exercise	Expiry
	Paid	on Issue	Outstanding	Price (A$)	Date
P. A. Johnston	78,594	0.1	—	—	—
C. Naughton	633,511	0.6	91,196	2.41	30/3/2012
A. J. Husband	102,920	0.1	38,256	2.10	30/11/2007
			14,892	6.76	27/2/2009
			22,592	4.90	16/3/2010
			30,436	3.64	21/4/2011
			50,472	2.41	30/3/2012
P. J. Nestel	32,000	—	—	—	—
P. B. Simpson	500	—	—	—	—

The tables below shows the number of ordinary shares and options to purchase ordinary shares held directly or indirectly by the named Executives of the Company as of November 30, 2007.
Shares held

	Ordinary	%
	shares fully	Total shares
	paid	on issue
D.R. Seaton	37,378	—
W.J. Lancaster (USA)	—	—
B.M. Palmer	205,636	0.2
C.D. Kearney	8,850	—
R.L. Erratt	231,368	0.2
Options granted to and held by named Executives

	Eligible	Exercise
Total	executives	price
options	participating	(A$)	Grant date	Expiry date
116,286	5	2.10	30/11/2002	30/11/2007
47,332	5	6.76	27/2/2004	27/2/2009
69,560	5	4.90	16/3/2005	16/3/2010
93,632	5	3.64	21/4/2006	21/4/2011
157,728	5	2.41	30/3/2007	30/3/2012
Each option represents the right to purchase one ordinary share.
Exemptions from Certain Corporate Governance Rules of the NASDAQ Stock Market, LLC
Exemptions from the corporate governance standards of the NASDAQ Stock Market, LLC (“Nasdaq”) are available to foreign private issuers such as Novogen when those standards are contrary to a law, rule or regulation of any public authority exercising jurisdiction over such issuer or contrary to generally accepted business practices in the issuer’s country of domicile. In connection with Novogen’s National Market Listing Application, Nasdaq granted Novogen exemptions from certain corporate governance standards that were contrary to the laws, rules, regulations or generally accepted business practices of Australia. These exemptions and the practices followed by Novogen are described below:
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
Novogen is listed on the Australian Stock Exchange and subject to Chapter 10 of the Australian Stock Exchange listing rules which requires shareholder approval for an acquisition from or disposal to a “related party” (including a director) or “substantial shareholder” (who is entitled to at least 10% of the voting securities) of “substantial assets”. The Australian Corporations Act to which Novogen is also subject generally requires shareholder approval for a transaction with a director or director-controlled entity unless on arm’s length terms.

Item 7. Major Shareholders and Related Party Transactions
Major Shareholders
The names of the major shareholders known to the Company are as follows at November 30, 2007
Bende Holdings Pty Ltd — holding 5,399,638 Ordinary Shares representing 5.5% of the outstanding Ordinary Shares.
Oppenheimer Funds Inc – holding 13,462,783 Ordinary Shares representing 13.8% of the outstanding Ordinary Shares.
Josiah T. Austin and El Coronado Holdings, LLC (beneficially owned by Mr. Austin) – holding 15,756,420 Ordinary Shares representing 16.1% of the outstanding Ordinary Shares. On July 11, 2006, El Coronado and certain other accredited investors entered into a subscription agreement with Marshall Edwards pursuant to which El Coronado purchased 1,500,000 units from Marshall Edwards at a purchase price of $2.90 per unit for an aggregate purchase price of $4,350,000. Each unit consisted of one share of Marshall Edwards’ common stock and 0.35 of a warrant to purchase one share of Marshall Edwards’ common stock. El Coronado received 1,500,000 shares of Marshall Edwards’ common stock and a warrant to purchase 525,000 shares of common stock based on its purchase of the units. The warrants have an exercise price of $4.35 per share. The exercise price and number of shares issuable upon exercise of the warrants are subject to adjustment in the event of stock dividends, stock splits and other similar events. The warrants may be exercised no less than six months from July 11, 2006 and will expire four years from the date of issuance, or July 11, 2010.
In connection with the securities subscription agreement, Marshall Edwards entered into a registration rights agreement with El Coronado and certain other accredited investors pursuant to which Marshall Edwards is obligated to file a resale registration statement with the SEC covering the shares of common stock issued in connection with the securities subscription agreement, in addition to the shares of common stock underlying the warrants issued in connection with the securities subscription agreement. Marshall Edwards filed the registration statement on August 9, 2006. The resale registration statement was declared effective September 5, 2006.
On August 1, 2007, El Coronado and certain other accredited investors entered into a securities subscription agreement with Marshall Edwards pursuant to which El Coronado purchased 700,000 shares of Marshall Edwards’ common stock at a purchase price of $3.00 per share for an aggregate purchase price of $2,100,000. El Coronado also received a warrant to purchase an additional 4 shares of common stock for every block of 10 shares of common stock purchased. As a result, El Coronado received a warrant to purchase 70,000 shares of common stock. All of the warrants have an exercise price of $3.60 per share. The exercise price and number of shares issuable upon exercise of the warrants are subject to adjustment in the event of stock dividends, stock splits and other similar events. The warrants may be exercised beginning February 6, 2008 and will expire five years from the date of issuance, or August 6, 2012.

In connection with the securities subscription agreement, Marshall Edwards entered into a registration rights agreement with El Coronado and certain other accredited investors pursuant to which Marshall Edwards agreed to file a resale registration statement with the SEC covering the shares of common stock issued in connection with the securities subscription agreement, in addition to the shares of common stock underlying the warrants issued in connection with the securities subscription agreement. Marshall Edwards filed the registration statement on October 2, 2007. The resale registration statement was declared effective October 19, 2007.
On April 12, 2005, El Coronado entered into a subscription agreement with Glycotex pursuant to which El Coronado purchased 237,778 shares of Glycotex common stock at a purchase price of $16.83 per share for an aggregate purchase price of $4,001,804. In connection with the subscription agreement, El Coronado entered into a registration rights agreement with Glycotex pursuant to which the shares of common stock purchased by El Coronado will be entitled to piggy back registration rights in the event that Glycotex files a registration statement in connection with a primary or secondary offering of its securities.
On February 15, 2007, El Coronado entered into a subscription agreement with Glycotex pursuant to which El Coronado will purchase an aggregate of 98,874 shares of Glycotex common stock in two separate tranches for an aggregate purchase price of $2,000,000. El Coronado purchased the first tranche of 83,940 shares of common stock at a purchase price of $17.87 per share on February 15, 2007 for an aggregate purchase price of $1,500,008. El Coronado will purchase the second tranche of 14,934 shares of common stock at a purchase price of $33.48 per share at a date to be determined by Glycotex after the company achieves an IND for one of its drug candidates from the FDA. The terms of the subscription agreement provide that El Coronado shall be entitled to piggy back registration rights with respect to the shares purchased by it in the event that Glycotex files a registration statement in connection with a primary or secondary offering of its securities.
The major shareholders do not have voting rights that differ from those other shareholders of the Company. Josiah T. Austin and El Coronado Holdings, LLC became major shareholders during fiscal 2006. There have been no other significant changes to the shareholdings of the known major shareholders over the last three years.
At November 30, 2007 there were 9,480,932 of the Company’s ADRs outstanding, representing 47,404,660 Ordinary Shares (or 48.6% of the then outstanding Ordinary Shares). At November 30, 2007 there were 33 registered holders of the Company’s ADRs.

Item 8. Financial Information
Consolidated financial statements are included in “Item 18 – Financial Statements” on pages 80 through 135.
Export Sales
Export sales to third parties from Australia are not a significant portion of total sales. The details of sales by geographic region are contained in “Item 4 – “Information on the Company”.
Legal Proceedings
There are no pending legal proceedings which either individually or in the aggregate will have a significant effect on the Company’s financial position or loss, nor have any such proceedings had any impact in the recent past.
Dividends
The Company has incurred losses since its inception and as a result has not declared any dividends. Any dividends declared in the future will be paid in Australian dollars.
Significant Changes
On August 1, 2007, Marshall Edwards entered into a securities subscription agreement with certain accredited investors providing for the private placement of 5,464,001 shares of its common stock at a purchase price of US$3.00 per share. The investors in the transaction also received a warrant to purchase an additional 4 shares of common stock for every block of 10 shares of common stock purchased. The warrants have an exercise price of US$3.60 per share. The warrants may be exercised beginning February 6, 2008 and will expire five years from the date of issuance, on August 6, 2012. Marshall Edwards also issued 62,091 warrants to Blue Trading, LLC, which acted as the placement agent in the private placement, as part of the placement fee. The warrants issued to Blue Trading, LLC have an exercise price of US$3.00 per share and each warrant is convertible for 4 shares of common stock. These warrants may be exercised immediately and will expire five years from the date of issuance, on August 6, 2012. Marshall Edwards closed the private placement on August 6, 2007 and received gross proceeds of US$16.4 million.
Marshall Edwards has entered into a registration rights agreement with the investors party to the securities subscription agreement, and Blue Trading, LLC, and has agreed to file a registration statement with the SEC for the common stock and the common stock issuable upon exercise of the warrants sold pursuant to the securities subscription agreement for resale thereunder. Marshall Edwards filed the registration statement on October 2, 2007. The resale registration statement was declared effective on October 19, 2007.

In addition, Marshall Edwards has terminated its Standby Equity Distribution Agreement dated as of July 11, 2006, with YA Global Investments, LP (formerly known as Cornell Capital Partners, LP) as amended.
There have been no other significant events occurring after balance date which have had a material impact on the business.
Item 9. Offer and Listing Details
Trading Markets
The principal listing of Novogen and quotation of its Ordinary Shares and listed options to purchase Ordinary Shares is on the Australian Stock Exchange. The trading symbol on Australian Stock Exchange is “NRT”.
American Depositary Receipts
Novogen’s Ordinary Shares trade in the U.S. in the form of ADRs on the Nasdaq Global Market. Each ADR represents five Ordinary Shares of Novogen. The trading symbol on Nasdaq is “NVGN”. Novogen has entered into a Deposit Agreement with the Bank of New York under which the Bank of New York, acting as depositary, issues the ADRs.
The following table sets forth, for the calendar periods indicated, the high and low market quotations for Novogen’s Ordinary Shares, as quoted on the Australian Stock Exchange, and Novogen’s ADRs, as quoted on the Nasdaq.

NOVOGEN LIMITED SHARE PRICE HISTORY

	Per Ordinary Share (A$)		Per ADR (US$)
Period	High	Low	High	Low
Year Ended

June 2003	5.59	1.18	19.59	3.15
June 2004	8.80	4.00	31.90	12.30
June 2005	6.25	4.15	24.35	14.85
June 2006	6.00	2.14	22.08	8.03
June 2007	3.80	1.81	13.25	8.14

Quarter Ended

September 2005	5.22	4.46	20.18	17.68
December 2005	6.00	4.66	22.08	17.20
March 2006	5.05	3.30	18.41	11.62
June 2006	4.04	2.14	14.49	8.03

September 2006	3.80	2.40	13.25	9.10
December 2006	3.01	2.32	11.58	9.51
March 2007	3.49	2.32	12.82	9.41
June 2007	2.56	1.81	10.85	8.14

September 2007	2.14	1.70	8.97	6.82

Month Ended

June 2007	2.28	1.81	9.67	8.14
July 2007	2.10	1.85	8.97	8.10
August 2007	2.00	1.70	8.50	6.82
September 2007	2.14	1.70	8.90	7.53
October 2007	1.88	1.61	8.53	7.18
November 2007	1.74	1.35	8.25	5.65

Item 10. Additional Information
Memorandum and Articles of Association
The Company’s Memorandum and Articles of Association are incorporated by reference to the Registration Statement on Form 20-F filed with the SEC on December 24, 1998 (File No. 0-29962).
Material Contracts
The Company entered into an employment contract in fiscal 2007 with Warren Lancaster, the Company’s VP Commercial and Corporate Development. This employment agreement is filed as Exhibit 4.9 to this Annual Report.
The Company entered into employment agreements in fiscal 2006 with Christopher Naughton, the Company’s Chief Executive Officer, Professor Alan Husband, the Company’s Research and Development Director, Ronald Erratt, the Company’s Secretary, David Seaton, the Company’s Chief Financial Officer, Bryan Palmer, the Company’s Operations General Manager and Craig Kearney, the Company’s General Manager Consumer Business. These employment agreements were filed as Exhibits 4.1 through 4.8 to the Company’s Annual Report on Form 20-F for the fiscal year ended June 30, 2006 filed with the SEC on November 29, 2006, are incorporated by reference to this Annual Report
There have been no other material contracts entered into in the last two years by the Company or any of its subsidiaries other than in the normal course of business.
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
Under the Foreign Takeovers Act, as currently in effect, any foreign person, together with associates, is prohibited from acquiring, without prior approval from the Australian Treasurer, 15% or more of the outstanding shares of an entity such as Novogen, whose gross assets exceed A$10,050 million, unless the person is a U.S. investor, in which case a threshold of A$87,131 million rather than A$10,050 million threshold applies. Where an acquisition is made in breach of these requirements, the Australian Treasurer may make an order requiring the acquirer to dispose of those shares within a specified period of time. In addition, if a foreign person acquires shares in Novogen in circumstances where the above thresholds would be exceeded and as a result the total holdings of all foreign persons and their associates exceeds 40% in aggregate without the approval of the Australian Treasurer, then the Australian Treasurer may make an order requiring the acquirer to dispose of those shares within a specified time. The same rule applies if the total holdings of all foreign persons and their associates already exceeds 40% and a foreign person (or its associate) acquires any further shares, including in the course of trading in the secondary market of the ADRs.
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
If a foreign person holds more than 15% of the shares of Novogen or if the level of aggregate foreign ownership of Novogen exceeds 40% at any time, Novogen would be considered a foreign person under the Foreign Takeovers Act. In such event, Novogen would be required to obtain the approval of the Australian Treasurer for Novogen, together with its associates, to acquire: (i) more than 15% of an Australian company or business with assets totaling over A$10,050 million; or (ii) any direct or indirect ownership interest in Australian urban land. However, as mentioned above, proposals by U.S. investors for investment in non-sensitive sectors do not require notification to the Australian Treasurer or the Australian Treasurer’s approval unless the amount to be invested or the value of the target Australian company or business exceeds A$87,131 million.
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
In some instances withholding tax may not apply. Under the Australian dividend imputation system, to the extent that dividends are paid out of income on which Australian income tax has been levied, such dividends are considered as “franked” dividends to that same extent. Non-resident shareholders are exempt from dividend withholding tax in respect of the franked portions of the dividends received. No withholding tax is payable in respect of any franked portion of a dividend.
Under the conduit foreign income rules, the unfranked portion of a dividend paid to a non-resident of Australia is not subject to withholding tax to the extent that the amount is declared to be conduit foreign income if the unfranked amount is sourced from ie an amount calculated by reference to certain foreign source income earned by the Australian company on which foreign no Australian tax has been paid is payable.
Dispositions
Upon disposal of shares or ADRs, a capital gain or a capital loss may be made. A capital gain is calculated as the difference between the disposal proceeds and the cost base of the shares or ADRs. Broadly, the cost base is the total of the amount paid for the shares or ADRs plus acquisition and/or disposal costs (such as brokerage or stamp duty).
Australian capital gains tax (CGT) is payable by non-residents on gains made on the disposal of assets which have the necessary connection with are taxable Australian property. Very broadly, a share or ADR will be taxable Australian property if the share or

ADR is in a company that principally owns (directly or indirectly) Australian real property and the share is part of a shareholding that represents at least 10% of all of the shares or ADRs in the company (when taking into account shares or ADRs owned by the participant or associates). Any non-resident shareholder who holds at least 10% of shares or ADRs (when taking into account shares or ADRs owned by the participant or associates) at any time during the 2 years prior to disposing of the shares or ADRs in the company should consult their own tax advisers. There is currently a proposal to remove most shares from this category, but the legislation implementing this proposal has not been enacted.
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
However, shares or ADRs will have the necessary connection with the taxable Australian property and the disposal of such shares or ADRs will be subject to capital gains tax if they have at any time been used by a taxpayer in carrying on a business through a permanent establishment in Australia.
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
Non-residents who are securities dealers or in whose hands a profit on disposal of ADRs or shares is regarded as ordinary income and not as a capital gain (such shares and ADRs are referred to as “revenue assets”) will be subject to Australian income tax on

Australian source profits arising on the disposal of the ADRs or shares, without indexation or discount, unless such profits are exempt from Australian tax under the Treaty. Under the Business Profits Article of the Treaty, the profits will not be subject to tax in Australia unless the profits are attributable to the carrying on of a business through a permanent establishment of the non-resident in Australia. Prospective investors should consult their own tax advisers as to whether the shares or ADRs are revenue assets as such a conclusion depends on the particular facts and circumstances of the individual investor concerned.
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
Documents on Display
The Company is subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) that are applicable to a foreign private issuer. Under the Exchange Act, the Company is required to file periodic reports and other information with the SEC. These materials, including this Annual Report and the exhibits hereto, may be inspected without charge and copied at established rates at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C., 20549. Please call the SEC at 1-800-SEC-0330 to obtain information on the operation of the public reference room. Such materials can also be obtained at the SEC’s website at www.sec.gov.

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
Foreign Currency Risk
The Company conducts a portion of its business in various foreign currencies, primarily in the U.S. and the U.K. As of June 30, 2007, the Company had not established a foreign currency hedging program. The Company has mitigated and will continue to mitigate a portion of its currency exposure through international sales, marketing and support operations in which all costs are local currency based. Net foreign currency gain in fiscal year 2007 was A$893,000 compared with net foreign currency gain of A$112,000 in fiscal year 2006.
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
Item 14. Material Modifications to the Rights of Security Holders and the Use of Proceeds
This item is not applicable.
Item 15T. Controls and Procedures
(a) Disclosure Controls and Procedures
At the end of the period covered by this report, the Company’s management, with the participation of the Company’s Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (“the Exchange Act”)). Based on that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures are effective to ensure that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act were recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.
(b) Managment’s Annual Report on Internal Controls Over Financial Reporting
The management of Novogen Limited is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a — 15(f) under the Exchange Act. Novogen Limited’s internal control was designed to provide reasonable assurance to the Company’s management and Board of Directors regarding the preparation and fair presentation of published financial statements. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.
Management maintains a comprehensive system of controls intended to ensure that transactions are executed in accordance with management’s authorization, assets are safeguarded, and financial records are reliable. Management also takes steps to ensure that information and communication flows are effective, and to monitor performance, including performance of internal control procedures.
Management assessed the effectiveness of the Company’s internal control over financial reporting as of June 30, 2007 based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on this assessment, management believes that the Company’s internal control over financial reporting is effective as of June 30, 2007.
This Annual Report does not include an attestation report of the Company’s independent registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s independent registered public accounting firm pursuant to temporary rules of the SEC that permit the Company to provide only Management’s Report in this Annual Report.
(c) Changes in Internal Controls
During the fiscal year ended June 30, 2007, there has been no change in internal control over reporting that has materially affected or is reasonably likely to materially affect our internal control over financial reporting.
Item 16. Reserved
Item 16A. Audit Committee Financial Expert
The Board of Directors has determined that Mr. Geoffrey Leppinus, qualifies as an “audit committee financial expert” as that term is defined in Item 16A of Form 20-F. Mr. Geoffrey Leppinus meets the independence requirements of the Nasdaq Global Market and SEC’s rules and regulations.
Item 16B. Code of Ethics
The Company has adopted a Code of Ethics that applies to all its employees, officers and directors, including its Chief Executive Officer, Chief Financial Officer and persons performing similar functions. A copy of the Code of Ethics is posted in the “About Novogen – Corporate Governance” section of Novogen Limited’s website, and may be viewed at http://www.novogen.com. If the Company makes any substantive amendment, to the Code of Ethics or grants any waiver, including an implicit waiver, from a provision of the Code of Ethics to Directors or Executive officers, it will disclose the nature of such amendment or waiver on the Company’s website.
Item 16C. Principal Accounting Fees and Services
BDO Kendalls has audited the Company’s annual financial statements acting as the independent registered public accountant for the fiscal years ended June 30, 2007 and 2006.

The charts below set forth the total fees for services performed by BDO Kendalls and Ernst and Young in 2007 and 2006 and breaks down these amounts by the category of service.

	2007	2006
BDO Kendalls	A$’000	A$’000
Audit fees	264	257
Audit related fees	14	114
Tax fees	40	39
Other Fees	4	21

Total fees	322	431

	2007	2006
Ernst & Young	A$’000	A$’000
Audit fees	26	83
Audit related fees	—	—
Tax fees	—	—
Other Fees	—	—

Total fees	26	83

Audit fees
The audit fees include the aggregate fees incurred in fiscal years 2007 and 2006 for professional services rendered in connection with the audit of the Company’s annual financial statements and for related services that are reasonably related to the performance of the audit or services that are normally provided by the auditor in connection with regulatory filings of engagements for those financial years (including review of the Company’s Annual Report on Form 20-F, consents and other services related to SEC matters).
Audit Related Services
Fees for audit related services billed in each of the fiscal years 2007 and 2006 include audit related services provided in connection with the filing of a registration statement on Form S-1 for Glycotex, Inc.(in 2006), the filing of a registration statement for Marshall Edwards (in 2006) and the requirements of the provisions of government grant agreements pursuant to which the Company receives reimbursement of certain expenses incurred in research and development including START grants and Pharmaceutical Partnership Program. Audit related services also include audit services provided for the audit of the Company’s Workers Compensation Insurance.
Tax Fees
Tax fees billed in each of the fiscal years 2007 and 2006 were for the preparation of tax returns.

All Other Fees
Other fees incurred by the Company in fiscal years 2007 and 2006 relate to the costs associated with regulatory compliance and other general matters.
Pre-approval Policies and Procedures
The Audit Committee Charter sets forth the Company’s policy regarding the appointment of independent auditors. The Audit Committee Charter also requires the Audit Committee to review and approve in advance the appointment of the independent auditors for the performance of 100% of all audit and, after taking into account the opinion of management, 100% of lawfully permitted non audit services. The Audit Committee may delegate authority to one or more members of the Audit Committee where appropriate, but no such delegation is permitted if the authority is required by law, regulation or listing standard to be exercised by the Audit Committee as a whole.
Item 16D. Exemptions from the Listing Standards for Audit Committees.
This item is not applicable.
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.
This item is not applicable.

PART III
Item 17. Financial Statements
Not Applicable
Item 18. Financial Statements
The financial statements filed as part of this Annual Report are included on pages 80 through 135 hereof.
Item 19. Exhibits
(a)	Exhibits

Exhibit No.	Exhibit Description
1.1	Constitution of Novogen Limited (formerly known as the Memorandum of Association and Articles of Association). (1)

2.1	Deposit Agreement as further amended and restated, dated as of September 29, 2005, among Novogen Limited, the Bank of New York, as Depositary, and owners and holders from time to time of ADRs issued thereunder. (2)

4.1	Employment Contract between the Company and Mr. C. Naughton dated June 21, 2006. (4)

4.2	Employment Contract between the Company and Professor Alan Husband dated June 21, 2006. (4)

4.4	Lease between Kendall Glen Pty Limited (Lessor) and Novogen Laboratories Pty Ltd for the Company’s corporate headquarters at 140 Wicks Road, North Ryde, New South Wales. (3)

4.5	Employment Contract between the Company and Bryan Palmer dated June 21, 2006. (4)

4.6	Employment Contract between the Company and Craig Kearney dated June 21, 2006. (4)

4.7	Employment Contract between the Company and David Seaton dated June 21, 2006. (4)

4.8	Employment Contract between the Company and Ronald Erratt dated June 21 30, 2006. (4)

4.9	Employment Contract between the Company and Warren Lancaster dated June 21, 2006. (*)

Exhibit No.	Exhibit Description

8.1	Company Subsidiaries. (*)

12.1	Certification of Chief Executive Officer pursuant to Rule 13a – 14(a) of the Securities Exchange Act of 1934, as amended. (*)

12.2	Certification of Chief Financial Officer a pursuant to Rule 13a – 14(a) of the Securities Exchange Act of 1934, as amended. (*)

13.1	Certification by the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as added by Section 906 of the Sarbanes – Oxley Act of 2002. (*)

*	Filed herewith.

(1)	Incorporated by reference to the Registration Statement on Form 20-F filed with the Securities and Exchange Commission on December 24, 1998 (File No. 0-29962)

(2)	Incorporated by reference to the Registration Statement on Form F-6 filed with the Securities and Exchange Commission on September 29, 2005 (File No. 333-128681)

(3)	Incorporated by reference to the Annual Report on Form 20-F filed with the Securities and Exchange Commission on November 27, 2000 (File No. 0-29962)

(4)	Incorporated by reference to the Annual Report on Form 20-F filed with the Securities and Exchange Commission on November 29, 2006 (File No. 0-29962)

Report of Independent Registered Public Accounting Firm
The Board of Directors
Novogen Limited
We have audited the accompanying consolidated balance sheet of Novogen Limited as of June 30, 2007 and 2006, and the related consolidated income statement, consolidated statement of changes in equity, and consolidated statements of cash flows for each of the three years in the period ended June 30, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Novogen Limited as of June 30, 2007 and 2006, and the consolidated results of its operations and its cash flows for each of the three years in the period ended June 30, 2007 in conformity with Australian Accounting Standards, being Australian equivalents to International Financial Reporting Standards.
Australian equivalents to International Financial Reporting Standards vary in certain significant respects from U.S. generally accepted accounting principles. Information relating to the nature and effect of such differences is presented in Note 24 to the consolidated financial statements.

/s/ BDO
BDO Kendalls (NSW)
Sydney, NSW, Australia
December 14, 2007

Directors’ Declaration
In accordance with a resolution of the Directors of Novogen Limited, I state that:
1.	In the opinion of the Directors:
a)	the financial statements and notes of the Company are in accordance with the Corporations Act 2001, including:
i)	giving a true and fair view of the Company’s financial position as at June 30, 2007 and of their performance for the year ended on that date; and

ii)	complying with Accounting Standards and Corporations Regulations 2001; and
b)	there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.
2.	This declaration has been made after receiving the declarations required to be made to the directors in accordance with section 295A of the Corporations Act 2001 for the financial period ending June 30, 2007.

3.	In the opinion of the Directors, as at the date of this declaration, there are reasonable grounds to believe that the members of the Closed Group identified in Note 19, will be able to meet any obligations or liabilities to which they are or may become subject to, by virtue of the Deed of Cross Guarantee.
On behalf of the Board,

/s/ Christopher Naughton
Christopher Naughton
Managing Director

Sydney, December 14, 2007

Novogen Limited, Consolidated Financial Statements
The financial report complies with Australian Accounting Standards, being Australian equivalents to International Financial Reporting Standards (AIFRS). Compliance with AIFRS ensures that the financial report, comprising the financial statements and notes thereto, complies with International Financial Reporting Standards (IFRS).
INCOME STATEMENTS
for the year ended 30 June, 2007

	Notes		Consolidated
			2007	2006	2005	2007
			A$’000	A$’000	A$’000	US$’000

Continuing Operations
Revenue	2		17,295	17,445	17,389	14,685
Cost of sales			(6,945)	(5,445)	(4,666)	(5,897)

Gross profit			10,350	12,000	12,723	8,788

Other income	2		2,710	793	289	2,301

Research & development expenses			(16,134)	(12,014)	(10,217)	(13,699)
Selling & promotional expenses			(7,908)	(9,013)	(8,411)	(6,715)
Shipping and handling expenses			(392)	(556)	(444)	(333)
General and administrative expenses			(12,902)	(8,769)	(6,566)	(10,955)
Other expenses			(17)	(301)	—	(14)
Finance costs			(2)	(52)	(56)	(2)

Loss before income tax			(24,295)	(17,912)	(12,682)	(20,629)

Income tax expense	3		(1)	(1)	(2)	(1)

Loss for the period			(24,296)	(17,913)	(12,684)	(20,630)

Loss attributable to minority interest			4,315	1,693	1,152	3,664

Loss attributable to members of Novogen Limited	15	(c)	(19,981)	(16,220)	(11,532)	(16,966)

Basic and diluted earnings/(loss) per share (cents)	4		(20.5)	(16.7)	(11.9)	(17.4)
The above Income Statements should be read in conjunction with the accompanying notes.

BALANCE SHEETS
as at 30 June, 2007

	Notes		Consolidated
			2007	2006	2007
			A$’000	A$’000	US$’000

CURRENT ASSETS
Cash and cash equivalents	5		39,511	33,513	33,549
Trade and other receivables	6		4,276	4,030	3,631
Inventories	7		3,899	5,522	3,311
Other current assets	8		630	685	535
Assets held for sale	9		2,203	—	1,871

Total current assets			50,519	43,750	42,897

NON-CURRENT ASSETS
Inventories	7		—	2,864	—
Property, plant and equipment	10		838	4,484	712

Total non-current assets			838	7,348	712

TOTAL ASSETS			51,357	51,098	43,609

CURRENT LIABILITIES
Trade and other payables	12		5,920	5,646	5,027
Interest-bearing loans and borrowings	13		—	15	—
Provisions	14		539	520	458

Total current liabilities			6,459	6,181	5,485

NON-CURRENT LIABILITIES
Provisions	14		272	339	231

Total non-current liabilities			272	339	231

TOTAL LIABILITIES			6,731	6,520	5,716

NET ASSETS			44,626	44,578	37,893

EQUITY
Contributed equity	15	(a)	191,876	176,989	162,922
Reserves	15	(b)	(5,155)	(2,847)	(4,377)
Accumulated losses	15	(c)	(146,147)	(131,700)	(124,093)

Parent interest			40,574	42,442	34,452
Minority Interest	15	(d)	4,052	2,136	3,441

TOTAL EQUITY			44,626	44,578	37,893

The above Balance Sheets should be read in conjunction with the accompanying notes.

STATEMENTS OF CHANGES IN EQUITY
for the year ended 30 June, 2007

	Consolidated
	Contributed	Accumulated			Minority	Total	Total
	Equity	losses	Reserves	Total	interest	Equity	equity
	A$’000	A$’000	A$’000	A$’000	A$’000	A$’000	US$’000

At 1 July 2005	176,235	(116,069)	(3,413)	56,753	3,739	60,492	51,364
Options exercised (1)	754	—	—	754	—	754	640
Loss for the period	—	(16,220)	—	(16,220)	(1,693)	(17,913)	(15,210)
Exchange differences on translation of foreign operations	—	—	566	566	90	656	557

Share-based payments	—	589	—	589	—	589	500

At 30 June 2006	176,989	(131,700)	(2,847)	42,442	2,136	44,578	37,851

At 1 July 2006	176,989	(131,700)	(2,847)	42,442	2,136	44,578	37,851

Issue of share capital by subsidiary	24,371	—	—	24,371	—	24,371	20,693

less outside equity interest	(5,277)	—	—	(5,277)	5,277	—	—

Options exercised (2)	513	—	—	513	—	513	436

Loss for the period	—	(19,981)	—	(19,981)	(4,315)	(24,296)	(20,630)

Share of opening equity transferred to minority interest due to issuance of further shares by subsidiary	(4,720)	3,231	(299)	(1,788)	1,788	—	—

Exchange differences on translation of foreign operations	—	—	(2,009)	(2,009)	(1,312)	(3,321)	(2,819)

Share-based payments	—	2,303	—	2,303	478	2,781	2,362

At 30 June 2007	191,876	(146,147)	(5,155)	40,574	4,052	44,626	37,893

(1)	During the period 248,392 Novogen Limited shares were issued following the exercise of options

(2)	During the period 300,207 Novogen Limited shares were issued following the exercise of options
The above Statements of Changes in Equity should be read in conjunction with the accompanying notes.

STATEMENTS OF CASH FLOWS
for the year ended 30 June, 2007

	Notes	Consolidated
		2007	2006	2005	2007
		A$’000	A$’000	A$’000	US$’000

Cash flows from operating activities
Receipts from customers		11,895	13,063	13,094	10,100
Payments to suppliers and employees		(34,559)	(32,628)	(29,085)	(29,344)
Interest received		1,912	1,543	1,263	1,623
Interest paid		(2)	(53)	(55)	(2)
Grants received		1,470	1,341	289	1,248
Income tax paid		(1)	(1)	(2)	(1)
Litigation settlements		1,026	613	160	871
Royalty received		1,875	1,609	1,434	1,592
Licence fees received		1,122	—	—	953
Goods and services tax refunded by tax authorities		654	76	94	555

Net cash flows used in operating activities	5	(14,608)	(14,437)	(12,808)	(12,405)

Cash flows from investing activities
Acquisition of property, plant and equipment		(299)	(319)	(757)	(254)
Proceeds from sale of plant and equipment		262	10	—	222

Net cash flows from/(used in) investing activities		(37)	(309)	(757)	(32)

Cash flows from financing activities
Proceeds from the issue of ordinary shares		513	754	888	436
Proceeds from the issue of shares by subsidiary		24,371	—	6,083	20,693
Repayment of borrowings		(15)	(750)	(843)	(13)

Net cash flows from financing activities		24,869	4	6,128	21,116

Net increase/(decrease) in cash and cash equivalents		10,224	(14,742)	(7,437)	8,679
Cash and cash equivalents at beginning of period		30,513	44,110	55,431	25,909
Effect of exchange rates on cash holdings in foreign currencies		(4,226)	995	(3,734)	(3,588)
Movements in secured facility		2,000	150	(150)	1,698

Cash and cash equivalents at end of period	5	38,511	30,513	44,110	32,698

The above Statements of Cash Flows should be read in conjunction with the accompanying notes.

NOTES TO THE FINANCIAL STATEMENTS
The financial report of Novogen Limited for the year ended June 30, 2007 was authorised for issue in accordance with a resolution of the Board of Directors on August 22, 2007.
Note 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
The significant accounting policies which have been adopted in the preparation of the financial report are:
Basis of preparation
The financial report is a general-purpose financial report, which has been prepared in accordance with the requirements of the Corporations Act 2001, Australian Accounting Standards, other authoritative pronouncements of the AASB and UIG Interpretations. The financial report has also been prepared on a historical cost basis with all amounts presented in Australian dollars, unless otherwise stated.
The amounts contained in the financial report and in the financial statements have been rounded off under the option available to the Company under ASIC Class Order 98/0100. The Company is an entity to which the ASIC Class Order applies. Amounts have been rounded off to the nearest thousand dollars unless otherwise stated.
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
Minority interests represent the portion of profit or loss and net assets in Marshall Edwards, Inc. and Glycotex, Inc. not held by the Group and are presented separately in the Income Statement and within equity in the consolidated Balance Sheet.

Significant accounting judgements, estimates and assumptions
(i)	Significant accounting judgements

In the process of applying the Groups accounting policies, management has made the following judgement, apart from those involving estimations.

Research and development expenses

The Directors do not consider the development programs to be sufficiently advanced to reliably determine the economic benefits and technical feasibility to justify capitalization of development costs. These costs have been recognised as an expense when incurred.

(ii)	Significant accounting estimates and assumptions

The carrying amounts of certain assets and liabilities are often determined based on estimates and assumptions of future events. The key estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of certain assets and liabilities within the next annual reporting period are:

Share-based payment transactions

The Group measures the cost of equity-settled transactions with employees by reference to the fair value of equity instruments at the date at which they are granted. The fair value is determined using a binomial model, using the assumptions detailed in Note 16.

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

Government grants
Grant income is recognised when there is reasonable assurance that the grant will be received and the Company will comply with all attaching conditions. Grant income is recognised in the income statement over the periods necessary to match the grant on a systematic basis to the costs that it is intended to compensate.
Royalties
Royalty revenue is recognised on an accruals basis in accordance with the substance of the relevant agreements.
Litigation Settlement
Revenue is recognised when the risks and rewards have been transferred, which is considered to occur on settlement.
Borrowing costs
Borrowing costs are recognised as an expense when incurred.
Leases
The determination of whether an arrangement is or contains a lease is based on the substance of the arrangement and requires assessment of whether the fulfilment of the arrangement is dependent on the use of a specific asset or assets and the arrangement conveys a right to use the asset.
Finance leases, which transfer to the Group substantially all the risks and benefits incidental to ownership of the leased item, are capitalized at the inception of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between the finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are recognised as an expense in profit or loss.
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
The cost of improvements to or on leasehold property is capitalized, disclosed as leasehold improvements, and amortised over the unexpired period of the lease or the estimated useful lives of the improvements, whichever is the shorter.
Cash and cash equivalents
Cash and short term deposits in the Balance Sheet comprise cash at bank and in hand and short-term deposits with an original maturity of three months or less.

For the purposes of the Statements of Cash Flows, cash and cash equivalents consist of cash and cash equivalents as defined above, net of outstanding bank overdrafts and secured cash.
Trade and other receivables
Trade receivables, which generally have 30-60 day terms, are recognised and carried at original invoice amount less an allowance for any uncollectible amounts.
An allowance for doubtful debts is made when there is objective evidence that the Group will not be able to collect the debts. Bad debts are written off when identified.
Inventories
Inventories are measured at the lower of cost and net realisable value.
Costs incurred in bringing each product to its present location and condition are accounted for as follows:
•	Raw materials – purchase cost on a first-in, first-out basis; and

•	Finished goods and work-in-progress – cost of direct material, direct labour and a proportion of manufacturing overheads based on normal operating capacity but excluding borrowing costs.
Net realisable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs necessary to make the sale.
Assets held for sale
Assets are classified as held for sale and stated at the lower of their carrying amount and fair value less cost to sell if their carrying amount will be recovered principally through a sale transaction rather than through continuing use.
An impairment loss is recognised for any initial or subsequent write-down of the asset to fair value less costs to sell. A gain is recognised for any subsequent increases in fair value less cost to sell of an asset, but not in excess of any cumulative impairment loss previously recognised. A gain or loss not previously recognised by the date of the sale of the non-current asset is recognised at the date of de-recognition.
Assets are not depreciated or amortised while they are classified as held for sale.
Assets classified as held for sale are presented separately from the other assets in the balance sheet.

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
The exchange differences arising on the retranslation of overseas operations which have a functional currency of A$ are taken directly to the Income Statement. The exchange differences arising on the retranslation of overseas operations which have a functional currency that is not A$ are taken directly to a separate component of equity.
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
Cash flows included in the Statements Cash Flows are on a net basis and the GST components of the cash flows arising from investing and financing activities which are recoverable from or payable to the taxation authority are classified as operating cash flows.
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

Major depreciation periods are:
Buildings	8 - 20 years
Plant and equipment	2.5-10 years
Leasehold improvements	the lease term
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
De-recognition and disposal
An item of property, plant and equipment is derecognised upon disposal or when no further future economic benefits are expected from its use or disposal.
Any gain or loss arising on de-recognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in profit or loss in the year the asset is derecognised.
Investments
All non-current investments are carried at the lower of cost and recoverable amount.
Research and development
Expenditure during the research phase of a project is recognised as an expense when incurred. Development costs are capitalised only when technical feasibility studies identify that the project will deliver future economic benefits and these benefits can be measured reliably.
Capitalised development costs have a finite life and are amortised on a systematic basis matched to the future economic benefits over the useful life of the project.
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
Employee benefits
Wages, salaries, annual leave
Liabilities for wages and salaries, including non-monetary benefits, are recognised in other payables in respect of employees’ services up to the reporting date. Liabilities for annual leave are recognised in current provisions in respect of employees’ services up to the reporting date. They are measured at the amounts expected to be paid when the liabilities are settled.
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
The cost of these equity-settled transactions with employees is measured by reference to the fair value of the equity instruments at the date at which they are granted. The fair value is determined using a binomial model. Further details are given in Note 11.
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
Termination benefits
Termination benefits are payable when employment is terminated before the normal retirement date, or when an employee accepts voluntary redundancy in exchange for these benefits. The Group recognises termination benefits when it is demonstrably committed to either terminating the employment of current employees according to a detailed formal plan without the possibility of withdrawing or providing termination benefits as a result of an offer made to encourage voluntary redundancy.
Contributed equity
Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown as a deduction, net of tax, from the proceeds.
Subsidiary equity issues
Where a subsidiary makes a new issue of capital subscribed by minority interests, the parent company may make a gain or loss due to dilution of minority interests. These gains or losses are recognised in equity attributable to the parent company.
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
New Australian accounting standards and interpretations
Certain new Australian accounting standards and interpretations have been published that are not mandatory for June 30, 2007 reporting periods. The Group’s and parent entity’s assessment of the impact of these new standards and interpretations is set out below.
i) AASB-I 10 Interim Financial Reporting and Impairment
AASB-I 10 is applicable to reporting periods commencing on or after 1 November 2006. The Group has not recognised an impairment loss in relation to goodwill, investments in equity instruments of financial assets carried at cost in an interim reporting period but subsequently reversed the impairment loss in the annual report. Application of the interpretation will therefore have no impact on the Group’s or the parent entity’s financial statements.
ii) AASB-I 11 Group and Treasury Share Transactions
AASB-I 11 Clarifies the accounting treatment under AASB 2: Share-Based Payments where the parent entity grants rights to its equity instruments to employees of its subsidiaries, or where a subsidiary grants to its employees rights to equity instruments of its parent. The Interpretation applies to periods commencing on or after March 1, 2007. During the current reporting period, Novogen Limited issued share options to employees of subsidiaries for employee services rendered to these subsidiaries. On adoption of Interpretation 11, comparatives in the June 30, 2008 financial report of the parent entity will be restated to increase the investment in subsidiary and equity of A$549,000 at June 30, 2007.
iii) AASB 2007- Amendments to Australian Accounting Standards arising from ED 151 and Other Amendments
These amendments insert accounting treatment options that currently exist under IFRSs into AIFRSs and remove Australian-specific disclosures that were added into AIFRSs on first-time adoption from 1 January 2005. These amendments apply to periods commencing on or after 1 July 2007. Most changes relate to certain Australian-specific disclosures not being required. The Company does not intend to adopt any reinstated options for accounting treatment when the standard is adopted. As such, there will be no future financial impacts on the financial statements.
iv) AASB 123 – Borrowing Costs
To the extent that borrowing costs are directly attributable to the acquisition, construction or production of a qualifying asset, the option of recognising borrowing costs immediately as an expense has been removed. Consequently all borrowing costs for qualifying assets will have to be capitalised. This amendment is applicable for periods commencing on or after 1 January 2009. The transitional provisions of this standard only require capitalisation of borrowing costs on qualifying assets where commencement date for capitalisation is on or after 1 January 2009. As such, there will be no impact on prior period financial statements when this standard is adopted.

v) AASB 7 Financial Instruments: Disclosures
Replaces the disclosure requirements relating to financial instruments currently included in AASB 132: Disclosure and Presentation. The disclosures are applicable for Annual periods commencing on or after 1 January 2007. As this is a disclosure standard only, there will be no impact on amounts recognised in the financial statements. However, various additional disclosures will be required about the group’s and the parent entity’s financial instruments.
vi) AASB 101 Presentation of Financial Statements
Removes Australian specific disclosure requirements. The revised standard is applicable for annual reporting periods commencing on or after 1 January 2007. As these changes result in a reduction of Australian-specific disclosures, there will be no impact on amounts recognised in the financial statements.
vii) AASB 8 – Operating Segments
AASB 8 is applicable to reporting periods beginning on or after 1 January 2009. The standard replaces AASB 114 ‘Segment Reporting’. Application of this standard removes the requirement for segment reporting. As this is a disclosure standard only, there will be no impact on amounts recognised in the financial statements. The Company is currently evaluating input upon disclosures regarding segment information.
Comparatives
Where necessary, comparatives have been reclassified and repositioned for consistency with current year disclosures.

Note 2 (LOSS) BEFORE INCOME TAX

		Consolidated
	2007	2006	2005
	A$’000	A$’000	A$’000

Revenue and expenses from continuing operations
(a) Revenue
Sale of goods	10,709	13,500	13,404

	10,709	13,500	13,404

Bank interest	1,912	1,460	1,319
Royalties	1,746	1,753	1,711
Licence fees	1,122	—	—
Litigation settlements	1,026	613	160
Other	780	119	588

	6,586	3,945	3,985

Total revenue	17,295	17,445	17,389

(b) Other income
Government grants — research and development	2,710	783	289
Net gains on disposal of property, plant and equipment	—	10	—

	2,710	793	289

(c) Other expenses
Write-down of plant and equipment	—	301	—
Loss on disposal of plant and equipment	17	—	—

	17	301

(d) Finance costs
Finance charges payable under finance leases	2	52	56

	2	52

(e) Depreciation, amortisation and cost of inventories included in the income statement
Included in cost of sales:
— Depreciation	367	499	454
— Amortisation of leased assets	—	197	236

Costs of inventories recognised as an expense	933	1,022	276

		Consolidated
	2007	2006	2005
	A$’000	A$’000	A$’000

(f) Lease payments and other expenses included in the income statement
Included in administrative expenses:
— Depreciation	609	669	842
— Amortisation	—	24	94

— Minimum lease payments — operating leases	668	669	668
— Net foreign exchange differences	(893)	(112)	325

(g) Employee benefit expense
Wages and salaries	8,163	7,121	6,599
Workers’ compensation costs	67	66	68
Defined contribution plan expense	1,022	735	597
Share-based payments expense	549	562	389

	9,801	8,484	7,653

Note 3 INCOME TAX

		Consolidated
	2007	2006	2005
	A$’000	A$’000	A$’000

A reconciliation between tax expense and the product of accounting (loss)/profit before income tax multiplied by the Group’s applicable tax rate is as follows:

Accounting (loss)/profit before tax from operations	(24,295)	(17,912)	(12,682)

At the Group’s statutory income tax rate of 30% (2006: 30%)	(7,289)	(5,374)	(3,805)

Foreign tax rate differentials	(250)	(132)	126
Non deductible expenses	975	598	165
Research and development allowance	(143)	(466)	(411)

Sub-total	(6,707)	(5,374)	(3,925)
(Under)/over provision in prior period	(865)	370	751
Tax losses and timing differences not recognised	7,573	5,005	3,176

Tax expense	1	1	2

Components of Income Tax Expense/(Benefit)
Current tax	(6,707)	(5,374)	(3,925)
Defferred tax	7,573	5,005	3,176
(Under)/over provision	(865)	370	751

Income Tax Expense	1	1	2

Deferred Income Tax

	Consolidated
	2007	2006
	A$’000	A$’000

Deferred income tax at 30 June relates to the following:

Deferred tax assets
Depreciation	733	806
Provisions accruals	1,042	1,536
Exchange gains	549	—
Other	113	102
Losses carried forward
— Australia	24,157	19,319
— USA	14,729	12,904
— Other countries	5,139	4,200

Total deferred tax assets not recognised	46,462	38,867

Deferred tax liability
Exchange losses	—	(165)
Other	(304)	(117)

Total deferred tax liability not recognised	(304)	(282)

Net deferred tax asset not recognised	46,158	38,585

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

Note 4 EARNINGS PER SHARE
Basic earnings per share amounts are calculated by dividing net loss for the year attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year.
Diluted earnings per share amounts are calculated by dividing the net loss attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year plus the weighted average number of ordinary shares that would be issued on the conversion of all the dilutive potential ordinary shares into ordinary shares. The notional issue of potential ordinary shares resulting from the exercise of options detailed in Note 11 does not result in diluted earnings per share that shows a different view of the earnings performance of the Company, therefore the information has not been disclosed.
Potential ordinary shares (non-dilutive) and not included in determining earnings per share: 1,576,066 options (refer Note 11).
There have been no conversions to, calls of, or subscriptions for ordinary shares or issues of potential ordinary shares since the reporting date and before the completion of this financial report.
The following reflects the income and share data used in the basic and diluted earnings per share computations:

		Consolidated
	2007	2006	2005
	A$’000	A$’000	A$’000

Net loss attributable to ordinary equity holders of the parent	(19,981)	(16,220)	(11,532)

	2007	2006	2005
	Thousands	Thousands	Thousands
Weighted average number of ordinary shares used in calculating basic and diluted earnings per share	97,567	97,207	96,840

Note 5 CASH AND CASH EQUIVALENTS

		Consolidated
	2007	2006	2005
	A$’000	A$’000	A$’000

Cash at bank and in hand	30,059	21,384	19,421
Short-term deposits	8,452	9,129	24,689

	38,511	30,513	44,110

Secured cash (Refer Note 13)	1,000	3,000	3,150

	39,511	33,513	47,260

Cash at bank earns interest at floating rates based on daily bank deposit rates.
Short-term deposits are made for varying periods of between one day and three months, depending on the immediate cash requirements of the Group, and earn interest at the respective short-term deposit rates.
Reconciliation of net loss after tax to net cash from operations

		Consolidated
	2007	2006	2005
	A$’000	A$’000	A$’000

Net (loss)/profit	(24,296)	(17,913)	(12,684)

Adjustments for:
Depreciation and amortisation	976	1,389	1,626

Net loss on disposal of property, plant and equipment	17	291	—
Share-based payments	2,686	589	403

Changes in assets and liabilities:
(increase)/decrease in trade receivables	388	574	(17)
(increase)/decrease in other receivables	(128)	(829)	(391)
(increase)/decrease in inventories	4,487	1,682	(1,615)
(increase)/decrease in prepayments	55	136	44
increase/(decrease) in trade and other payables	274	145	(462)
increase/(decrease) in provisions	(48)	(166)	(37)
exchange rate change on opening cash	981	(335)	325

Net cash outflow from operating activities	(14,608)	(14,437)	(12,808)

Note 6 TRADE AND OTHER RECEIVABLES

	Consolidated
	2007	2006
	A$’000	A$’000
Current

Trade receivables (i)	2,368	2,717
Allowance for doubtful debts	(46)	(7)

	2,322	2,710
Deposits held	415	462
Deferred offering costs	30	128
Other debtors (ii)	1,509	730

	4,276	4,030

(i)	Trade receivables are non-interest bearing and are generally on 30-60 day terms.

(ii)	Other debtors generally arising from transactions outside usual operating activities of the Group and are non-interest bearing and have repayment terms between 7 and 30 days.
Note 7 INVENTORIES

	Consolidated
	2007	2006
	A$’000	A$’000

Current

Work in progress (at cost)	2,183	3,965
Finished goods (at cost)	1,716	1,557

	3,899	5,522

Non-current

Raw materials (at cost)	—	912
Work in progress (at cost)	—	1,952

	—	2,864

Note 8 OTHER CURRENT ASSETS

	Consolidated
	2007	2006
	A$’000	A$’000
Prepayments	630	685

Note 9 ASSETS HELD FOR SALE

	Consolidated
	2007	2006
	A$’000	A$’000
Land and buildings	2,203	—

In May 2007 the Company announced that it had entered into new arrangements for the worldwide supply of isoflavones used in its consumer dietary supplement products. As a result, the existing extraction facility located at Wyong NSW has been decommissioned and the property sold. The sale was completed on October 9, 2007.
The assets are presented within total assets of the Australia/NZ segment in Note 16.
Note 10 PROPERTY, PLANT AND EQUIPMENT

	Consolidated
	2007	2006
	A$’000	A$’000
Land at cost	—	1,572

Buildings at cost	—	3,459
Accumulated depreciation	—	(2,587)

	—	872

Total land and buildings (property)	—	2,444

Plant and equipment under lease — at cost	—	52
Accumulated amortisation	—	(52)

	—	—

Plant and equipment — at cost	2,806	9,575
Accumulated depreciation	(2,048)	(7,625)

	758	1,950

Leasehold improvements — at cost	112	100
Accumulated depreciation	(32)	(10)

	80	90

Total property, plant and equipment — at cost	2,918	14,758
Accumulated amortisation and depreciation	(2,080)	(10,274)

Total property, plant and equipment	838	4,484

Reconciliations
Reconciliations of the carrying amount of plant, property and equipment at the beginning and at the end of the current financial year:

	Consolidated
	2007	2006
	A$’000	A$’000
Freehold land
Carrying amount at beginning of financial year	1,572	1,572
Transferred to assets held for sale (Note 9)	(1,572)	—

Carrying amount at end of financial year	—	1,572

Buildings on freehold land
Carrying amount at beginning of financial year	872	1,163
Depreciation expense	(241)	(291)
Transferred to assets held for sale (Note 9)	(631)	—

Carrying amount at end of financial year	—	872

Plant and equipment under lease
Carrying amount at beginning of financial year	—	967
Transfers to plant and equipment	—	(746)
Amortisation expense	—	(221)

Carrying amount at end of financial year	—	—

Plant and equipment
Carrying amount at beginning of financial year	1,950	2,157
Additions	287	219
Transfers from plant and equipment under lease	—	746
Impairment loss *	—	(301)
Disposals	(766)	(4)
Depreciation expense	(713)	(867)

Carrying amount at end of financial year	758	1,950

Leasehold improvements
Carrying amount at beginning of financial year	90	—
Additions	12	100
Depreciation expense	(22)	(10)

Carrying amount at end of financial year	80	90

*	The A$301,000 impairment loss represents the write-down of certain plant and equipment to nil value as its future use and expected cash inflows are not certain.

Note 11 SHARE BASED PAYMENT PLANS
Employee Share Option Plan
The Employee Share Option Plan provides for the issue of options to eligible employees being an employee or Director of the Company or related company. Each option entitles its holder to acquire one fully paid Ordinary Share and is exercisable at a price equal to the weighted average price of such shares at the close of trading on the Australian Stock Exchange Limited for the five days prior to the date of issue. Options issued under the Employee Share Option Plan vest in four equal annual instalments over the vesting period. Options are not transferable. The option lapses if the employee ceases to be an employee during the vesting period. There are currently 45 employees eligible to receive option grants under the Employee Share Option Plan. In fiscal 2006, there were 51 employees eligible to receive option grants under the Employee Share Option Plan.
Consultant options
The Company has also granted options by way of compensation to consultants who perform services for the Company and its controlled entities. Options issued to consultants generally vest in four equal annual instalments over the vesting period. The expense recognised in the income statement relation to consultant options is A$48,537. (2006: A$26,861)
The contractual life of all options granted is five years. There are no cash settlement alternatives.
The expense recognized in the income statement in relation to employee share-based payments is disclosed in Note 2(g).
The following table illustrates the number (No.) and weighted average exercise price (WAEP) of and movements in share options issued to employees during the year;

	2007		2006
	No.	WAEP	No.	WAEP

Outstanding at the beginning of the year (i)	1,294,638	A$3.55	1,139,892	A$3.49

Granted	539,912	A$2.41	438,948	A$3.64

Forfeited	(190,239)	A$3.83	(81,546)	A$4.72

Exercised (ii)	(198,257)	A$1.54	(196,400)	A$2.89

Expired	—	—	(6,256)	A$4.01

Outstanding at the end of the year (i)	1,446,054	A$3.37	1,294,638	A$3.55

Exercisable at the end of the year	547,442	A$3.68	527,691	A$2.85

(i) Included within these balances are options over 109,256 shares that have not been recognised in accordance with AASB 2 as the options were granted on or before November 7, 2002 or vested prior to January 1, 2005. These options have not been subsequently modified and therefore do not need to be accounted for in accordance with AASB 2. In fiscal 2006, there were over 316,834 shares that were not recognised in accordance with AASB 2 as the options were granted on or before November 7, 2002 or vested prior to January 1, 2005.
(ii) There were 198,257 options exercised during the year ended June 30 2007. These options had a weighted average share price of A$2.78 at exercise date. (2006: A$4.22).
The following table details the exercise price, expiry date and number of options issued to employees that were outstanding as at the end of the year:

Exercise	Expiry	No. outstanding	No. outstanding
Price	Date	30 June, 2007	30 June, 2006

A$1.53	10/08/06	—	196,304
A$2.10	30/11/07	268,430	292,298
A$6.76	27/02/09	132,344	147,648
A$4.90	16/03/10	201,596	231,304
A$3.64	16/04/11	315,824	427,084
A$2.41	30/04/07	527,860	—

		1,446,054	1,294,638

The following table illustrates the number (No.) and weighted average exercise price (WAEP) of, and movements in, share options issued to consultants during the year:

	2007		2006
	No.	WAEP	No.	WAEP

Outstanding at the beginning of the year	187,510	A$2.68	212,046	A$2.78

Granted	44,452	A$2.41	27,456	A$3.64

Exercised	(101,950)	A$2.05	(51,992)	A$3.60

Outstanding at the end of the year	130,012	A$3.08	187,510	A$2.68

Exercisable at the end of the year	56,181	A$3.06	136,741	A$2.25

The following table details the exercise price, expiry date and number of options issued to consultants that were outstanding as at the end of the year:

Exercise	Expiry	No. outstanding	No. outstanding
Price	Date	30 June, 2007	30 June, 2006
$2.05	13/07/06	—	101,950
$2.10	30/11/07	37,200	37,200
$6.76	27/02/09	6,660	6,660
$4.90	16/03/10	14,244	14,244
$3.64	16/04/11	27,456	27,456
$2.41	30/04/07	44,452	—

		130,012	187,510

The weighted average remaining contractual life for the share options outstanding as at June 30, 2007 is between 1 and 5 years. (2006 and 2005: 1 and 5 years)
The weighted average fair value of options granted during fiscal 2007 was A$1.40. (fiscal 2006: A$2.10, fiscal 2005: A$2.96)
As of June 30, 2007, there was A$1,111,000 of unrecognised compensation cost related to non vested share based compensation, granted under the employee share option plan, that cost is expected to be recognised over a period of 4 years.
The fair value of the equity-settled share options granted to both employees and consultants is estimated as at the date of grant using a binomial model taking into account the terms and conditions upon which the options were granted.
The following table lists the inputs to the model used to calculate the fair value of the options.

	March 30,	April 21,	March 16,	February 27,
	2007	2006	2005	2004
Dividend yield	0%	0%	0%	0%
Expected volatility	59%	66%	69%	69%
Historical volatility	59%	66%	69%	69%
Risk-free interest rate	6.09%	5.62%	5.67%	5.52%
Expected life of option	5 years	5 years	5 years	5 years
Option fair value	A$1.40	A$2.10	A$2.96	A$2.82
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
Share based payments

In connection with the Standby Equity Distribution Agreement, entered into by Marshall Edwards, Inc. with YA Global Investments, LP (formerly known as Cornell Capital Partners, LP) Marshall Edwards, Inc. in July 2006, paid YA Global Investments, LP a commitment fee of 123,626 shares of its common stock and warrants to purchase 600,000 shares of its common stock which expire on July 11, 2010. The warrants have an exercise price of US$4.35 per share, subject to certain adjustments.
The shares were valued at grant date at the fair value being the current market price of the shares.
The fair value of the equity-settled warrants granted is estimated as at the date of grant using a binomial model taking into account the terms and conditions upon which the options were granted.
The following table lists the inputs to the model used to calculate the fair value of the options.

Dividend yield		0%
Expected volatility		76%
Historical volatility		76%
Risk-free interest rate		5.45%
Expected life of option	4 years
Option fair value	A$	2.66

Note 12 TRADE AND OTHER PAYABLES

	Consolidated
	2007	2006
	A$’000	A$’000

Current

Trade payables (i)	3,636	2,312
Accrued trade payables (i)	1,346	2,654
Accrued clinical trial payments (ii)	938	680

	5,920	5,646

Terms and conditions relating to the above payables:

(i)	trade payables are non-interest bearing and normally settled on 30 day terms; and

(ii)	clinical trial payables are non-interest bearing and normally settled on 30 day terms.
Note 13 INTEREST BEARING LOANS AND LIABILITIES

	Consolidated
	2007	2006
	A$’000	A$’000

Current

Obligations under finance leases (secured) (Note 18(b))	—	15

	—	15

Financing facilities available
At reporting date, the following financing facilities had been negotiated and were available:

	Consolidated
	2007	2006
	A$’000	A$’000

Lease facility	—	4,000
Multi option facility	1,000	—

	1,000	4,000

Used at balance date	526	572
Unused at balance date	474	3,428

	1,000	4,000

Assets under lease are pledged as security for the associated lease liabilities.
Novogen Limited has entered into a Deed of Set-off where it has agreed to hold a deposited sum with the bank of at least A$1 million at all times as additional security for the multi-option facility.

Note 14 PROVISIONS

	Consolidated
	2007	2006
	A$’000	A$’000

Employee Benefit Provision
Opening balance at beginning of the year	813	727
Additional provision made/(written back) in the period	(48)	86

Closing balance at the end of the year	765	813

Current	539	520
Non-current	226	293

	765	813

	Consolidated
	2007	2006
	A$’000	A$’000

Make Good Provision
Opening balance at beginning of the year	46	—
Additional provision made in the period	—	46

Closing balance at the end of the year	46	46

Current	—	—
Non-current	46	46

	46	46

In accordance with its Sydney premises lease, the Group must restore the leased premises to agreed condition at the end of the lease term. A provision of A$46,000 was made during the year ended June 30, 2006 in respect of the Group’s expected obligation.

Note 15 CONTRIBUTED EQUITY AND RESERVES
(a) Contributed equity

	Consolidated
	2007	2006
	A$’000	A$’000

Fully Paid Ordinary Shares
Novogen Limited
97,594,261 (2006: 97,294,054) ordinary shares	127,573	127,060

Other
Gain arising on issue of shares by subsidiaries to outside shareholders:
Marshall Edwards, Inc.	57,388	44,424
Glycotex, Inc.	6,915	5,505

	64,303	49,929

Contributed Equity	191,876	176,989

Ordinary Shares have the right to receive dividends as declared and, in the event of winding up the Company, to participate in the proceeds from the sale of all surplus assets in proportion to the number of and amounts paid up on shares held.
Ordinary Shares entitle their holder to one vote, either in person or by proxy, at a meeting of the Company.
Movements in issued and paid up ordinary share capital of Novogen Limited are as follows:

		Issue
	Number of	price
	shares	A$	$’000

On issue July 1, 2006	97,294,054		127,060

Options converted to shares	101,950	2.05	209
Options converted to shares	196,304	1.53	300
Options converted to shares	1,953	2.10	4

Total options exercised during the period	300,207		513

On issue June 30, 2007	97,594,261		127,573

Share options
The Company has an employee share option plan under which options to subscribe for the Company’s shares have been granted to certain executive and other employees (refer Note 11).

(b) Reserves
The foreign currency translation reserve is used to record exchange differences arising from the translation of the financial statements of foreign subsidiaries.
Movements in the currency translation reserve were as follows:

	Consolidated
	2007	2006
	A$’000	A$’000

Balance at the beginning of the year	(2,847)	(3,413)

Gain/(loss) on translation of overseas controlled entities	(2,308)	566

Balance at the end of the year	(5,155)	(2,847)

(c) Accumulated losses
Movements in accumulated losses were as follows:

	Consolidated
	2007	2006
	A$’000	A$’000

Balance at the beginning of the year	(131,700)	(116,069)

Adjustment to opening retained earnings attributed to minority interest holders	3,231	—
Equity attributable to share based payments	2,303	589
Current year loss	(19,981)	(16,220)

Balance at the end of the year	(146,147)	(131,700)

(d) Minority interests
The minority interests are detailed as follows:

	Consolidated
	2007	2006
	A$’000	A$’000

Ordinary shares	17,694	7,699
Foreign currency translation reserve	(1,436)	(423)
Accumulated losses	(12,206)	(5,140)

	4,052	2,136

Note 16 SEGMENT INFORMATION
The Group generally accounts for intercompany sales and transfers as if the sales or transfers were to third parties. Revenues are attributed to geographic areas based on the location of the assets producing the revenues.
The Novogen Group operates subsidiary companies in 3 major geographical areas : Australia/New Zealand: North America (including the U.S. and Canada): and Europe (including the U.K. and the Netherlands). The subsidiaries are involved in the selling and marketing of Novogen’s dietary supplements including Promensil, Trinovin and other consumer products.
Segment accounting policies are the same as the consolidated entity’s policies described in Note 1. During the financial year there were no changes in the segment accounting policies that had a material effect on the segment information.
Geographic Segments
The following table presents revenue and profit information and certain asset and liability information regarding business segments for the years ended June 30, 2007, June 30, 2006 and June 30, 2005.

	Australia/NZ			North America			Europe			Elimination			Consolidated
	2007	2006	2005	2007	2006	2005	2007	2006	2005	2007	2006	2005	2007	2006	2005
	A$’000	A$’000	A$’000	A$’000	A$’000	A$’000	A$’000	A$’000	A$’000	A$’000	A$’000	A$’000	A$’000	A$’000	A$’000

Revenue
Sales to external customers	4,453	5,166	4,646	3,152	5,720	6,240	3,104	2,614	2,518	—	—	—	10,709	13,500	13,404
Other revenues from external customers	4,691	2,703	2,879	54	—	—	—	—	76	(71)	(218)	—	4,674	2,485	2,955
Inter-segment revenues	3,543	2,021	3,144	—	—	29	—	—	—	(3,543)	(2,021)	(3,173)	—	—	—

Total segment revenue	12,687	9,890	10,669	3,206	5,720	6,269	3,104	2,614	2,594	(3,614)	(2,239)	(3,173)	15,383	15,985	16,359

Unallocated revenue													1,912	1,460	1,319

Total consolidated revenue													17,295	17,445	17,678

Result (from continuing operations)
Segment result (loss)	(18,684)	(11,883)	(26,176)	(1,493)	(6,798)	942	105	(985)	644	(4,221)	1,807	11,964	(24,293)	(17,859)	(12,626)
Unallocated expenses													(2)	(53)	(56)

Consolidated entity (loss) before income tax													(24,295)	(17,912)	(12,682)
Income tax expense													(1)	(1)	(2)

Net (loss) from continuing operations													(24,296)	(17,913)	(12,684)

Assets and liabilities
Segment assets	71,533	79,051	81,249	70,414	53,237	56,983	1,722	1,379	1,615	(92,312)	(82,569)	(72,362)	51,357	51,098	67,485
Segment liabilities	6,471	5,555	8,484	44,107	49,051	46,599	11,331	11,092	10,343	(55,178)	(59,178)	(58,433)	6,731	6,520	6,993

Other segment information
Capital expenditure	269	260	686	27	53	47	3	6	24	—	—	—	299	319	757
Depreciation	954	1,106	1,255	15	53	34	7	9	7	—	—	—	976	1,168	1,296
Amortisation	—	221	330	—	—	—	—	—	—	—	—	—	—	221	330
Impairment loss recognised in loss	—	301	—	—	—	—	—	—	—	—	—	—	—	301	—
Other non-cash expenses	1,395	1,207	4,317	2,208	(63)	151	35	(8)	30	—	—	(4,202)	3,638	1,136	296
Segment net gain/(loss) on foreign currency	(7,031)	2,748	(5,380)	5,573	(2,013)	4,079	581	(522)	975	(16)	(101)	—	(893)	112	(326)

Business Segments
The following table presents revenue, expenditure and certain asset information regarding business segments for the years ended June 30, 2007, June 30, 2006 and June 30, 2005.

				Pharmaceutical research
	Dietary supplements			and development			Elimination			Consolidated
	2007	2006	2005	2007	2006	2005	2007	2006	2005	2007	2006	2005
	A$’000	A$’000	A$’000	A$’000	A$’000	A$’000	A$’000	A$’000	A$’000	A$’000	A$’000	A$’000

Segment revenue	12,450	14,362	14,703	4,845	3,083	2,975	—	—	—	17,295	17,445	17,678
Segment assets	28,461	32,611	35,183	23,790	19,042	35,117	(894)	(555)	(2,815)	51,357	51,098	67,485
Note 17 FINANCIAL INSTRUMENTS
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
The Company does not use derivative financial instruments. The Company places its deposits with high credit quality financial institutions, and, by policy, limits the amount of credit exposure to any single counter-party. The Company is averse to principal loss and ensures the safety and preservation of its invested funds by limiting default risk, market risk and reinvestment risk.
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

												Weighted
		Floating		Fixed		Fixed		Non-interest				Average Rate
		Interest Rate		1 year or less		Over 1 to 5 years		bearing		Total		of Interest
		2007	2006	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
	Note	A$’000	A$’000	A$’000	A$’000	A$’000	A$’000	A$’000	A$’000	A$’000	A$’000

Financial assets
Cash	5	28,528	20,671	—	—	—	—	1,531	713	30,059	21,384	3.84%	3.65%
Deposits	5	—	2,138	9,452	9,991	—	—	—	—	9,452	12,129	6.35%	5.78%
Trade and other receivables	6	—	—	—	—	—	—	4,276	4,030	4,276	4,030	N/A	N/A

		28,528	22,809	9,452	9,991	—	—	5,807	4,743	43,787	37,543

Financial liabilities
Trade and other payables	12	—	—	—	—	—	—	5,920	5,646	5,920	5,646	N/A	N/A
Interest bearing loans and borrowings	13	—	—	—	15	—	—	—	—	—	15	N/A	7.75%

		—	—	—	15	—	—	5,920	5,646	5,920	5,661

Net financial assets/(liabilities)		28,528	22,809	9,452	9,976	—	—	(113)	(903)	37,867	31,882

(b) Foreign currency risk
The Company conducts a portion of its business in various foreign currencies, primarily in the U.S. and the U.K. As of June 30, 2007, the Company had not established a foreign currency hedging program. The Company has mitigated and will continue to mitigate a portion of its currency exposure through international sales, marketing and support operations in which all costs are local currency based.
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
Note 18 COMMITMENTS AND CONTINGENCIES

	Consolidated
	2007	2006
	A$’000	A$’000
(a) Lease commitments *

Commitments in relation to operating leases contracted for at the reporting date but not recognised as liabilities payable:
Not later than 1 year	471	427
Later than 1 year but not later than 2 years	476	463
Later than 2 years but not later than 3 years	444	471
Later than 3 years but not later than 4 years	81	433
Later than 4 years but not later than 5 years	11	64

	1,483	1,858

(b) Finance leases

Commitments in relation to finance leases are payable as follows:
Not later than 1 year	—	15

Minimum lease payments	—	15
Less: Future finance charges	—	—

	—	15

Representing lease liabilities:

Current — (Note 13)	—	15

	—	15

(c) Other expenditure commitments

Research and development contracts for service to be rendered:
Not later than 1 year	8,220	3,506
Later than 1 year but not later than 2 years	4,520	69
Later than 2 years but not later than 3 years	260	—

	13,000	3,575

*	Operating leases represent payments for property and equipment rental. Leases for property include an annual review for Consumer Price Index increases.
There are no commitments for capital expenditure outstanding at the end of the financial year.

(d) Parent entity guarantees
(a)	Novogen Limited has unconditionally guaranteed financial support for Novogen Limited (UK) should it be unable to meet its financial obligations.

(b)	Novogen Limited has guaranteed in a deed dated May 16, 2002 the performance of the Novogen subsidiaries arising in connection with the License Agreement and the Manufacturing and Supply Agreement with Marshall Edwards Pty Limited.

(c)	As a condition of the Class Order, Novogen Limited and the controlled entities subject to the Class Order, entered into a Deed of Cross Guarantee on May 28, 1999. The effect of the deed is that Novogen Limited has guaranteed to pay any deficiency in the event of winding up of the controlled entities. The controlled entities have also given a similar guarantee in the event that Novogen Limited is wound up.

(d)	The Company is continuing to prosecute its intellectual property rights and in June 2007 Novogen Limited announced that the Vienna Commercial Court had upheld a provisional injunction against an Austrian company, APOtrend. Novogen Limited has provided a guarantee to the value of 250,000 Euros with the Vienna Commercial Court to confirm its commitment to the ongoing enforcement process.

(e)	As a condition of establishing bank facilities Novogen Limited and its controlled entities Novogen Laboratories Pty Limited, Novogen Research Pty Limited and Central Coast Properties Pty Limited entered into a Guarantee and Indemnity with St George Bank in January 1997. The effect of the guarantee is to guarantee amounts owed to the bank by any of the above Novogen companies.

Note 19 RELATED PARTY DISCLOSURES
 Interests in controlled entities
The consolidated financial statements include the financial statements of Novogen Limited and the subsidiaries listed in the following table.

	Country of	% Equity interest *		Investment (A$’000)
Name of Entity	Incorporation	2007	2006	2007	2006

Novogen Laboratories Pty Ltd ^	Australia	100	100	400	400
Novogen Research Pty Ltd ^	Australia	100	100	7,000	7,000
Phytosearch Pty Ltd #	Australia	100	100	—	—
Phytogen Pty Ltd #	Australia	100	100	20	20
Glycotex Pty Ltd #	Australia	100	100	—	—
Norvogen Pty Ltd #	Australia	100	100	—	—
Central Coast Properties Pty Ltd ^	Australia	100	100	—	—
Novogen Inc	USA	100	100	—	—
Glycotex, Inc.	USA	81.3	84.3	54	54
Novogen Limited (UK)	UK	100	100	—	—
Promensil Limited	UK	100	100	—	—
Novogen BV	Netherlands	100	100	—	—
Novogen Canada Limited	Canada	100	100	—	—
Marshall Edwards, Inc.	USA	78.1	86.9	—	—
Marshall Edwards Pty Limited #	Australia	78.1	86.9	—	—

				7,474	7,474

Novogen Limited, a company incorporated in Australia, is the ultimate parent entity.

^	Entities subject to class order relief

Pursuant to Class Order 98/1418 (as amended) issued by the Australian Securities and Investment Commission, relief has been granted to these companies from the Corporations Act 2001 requirements for preparation, audit and lodgement of their financial reports.

As a condition of the Class Order, Novogen Limited and the controlled entities subject to the Class Order (the “Closed Group”), entered into a Deed of Cross Guarantee on May 28, 1999. Pursuant to the Deed of Cross Guarantee, Novogen Limited has guaranteed to pay any deficiency in the event of winding up of the controlled entities. The controlled entities have also given a similar guarantee in the event that Novogen Limited is wound up.

#	Entities that meet the requirements of small proprietary limited corporations.

*	The proportion of ownership interest is equal to the proportion of voting power held.

The consolidated income statement and balance sheet of the entities that are members of the “Closed Group” are as follows:

	CLOSED GROUP
	2007	2006
Consolidated Income Statement	A$’000	A$’000

Loss from continuing operations before income tax	(5,921)	(1,069)
Income tax expense	—	—

Loss after tax from continuing operations	(5,921)	(1,069)
Accumulated losses at the beginning of the period	(55,984)	(55,504)
Net income recognised directly in equity	598	589

Accumulated losses at the end of the financial year	(61,307)	(55,984)

	CLOSED GROUP
	2007	2006
Consolidated Balance Sheet	$’000	$’000

CURRENT ASSETS
Cash and cash equivalents	17,339	15,541
Trade and other receivables	4,174	2,971
Inventories	2,952	4,520
Assets held for sale	2,203	—

Total current assets	26,668	23,032

NON-CURRENT ASSETS
Receivables	42,356	44,811
Inventories	—	2,864
Property, plant and equipment	806	4,395
Other financial assets	74	74

Total non-current assets	43,236	52,144

TOTAL ASSETS	69,904	75,176

CURRENT LIABILITIES
Trade and other payables	2,922	3,295
Interest bearing loans and borrowings	—	15
Provisions	490	497

Total current liabilities	3,412	3,807

NON-CURRENT LIABILITIES
Provisions	226	293

Total non-current liabilities	226	293

TOTAL LIABILITIES	3,638	4,100

NET ASSETS	66,266	71,076

EQUITY
Contributed equity	127,573	127,060
Accumulated losses	(61,307)	(55,984)

TOTAL EQUITY	66,266	71,076

Note 20 REMUNERATION OF AUDITORS

	Consolidated
	2007	2006
	A$	A$

Amounts received or due and receivable by BDO Australia for:
(a) an audit or review of the financial report of the entity and any other entity in the consolidated entity;	263,899	257,460
(b) other services in relation to the entity and any other entity in the consolidated entity.
- Tax compliance services	40,073	39,476
- Glycotex, Inc. Registration Statement on Form S-1 audit and review services	—	109,394
- Marshall Edwards, Inc. Registration Statement Form S-3 audit and review services	12,705	—
- Sarbanes-Oxley Section 404 services	—	1,944
- Review of accounting papers	—	13,810
- Review of government grants	1,600	4,900
- Other	3,573	3,661

	321,850	430,645
Amounts received or due and receivable by Ernst & Young Australia for an audit or review of the financial report of the entity and any other entity in the consolidated entity:	26,129	82,764

Amounts received or due and receivable by auditors of other subsidiaries in the consolidated entity for an audit/review, which are not already disclosed.	20,756	23,264

	368,735	536,673

Note 21 DIRECTOR AND EXECUTIVE DISCLOSURES
a) Details of Key Management Personnel

(i) Directors
P.A. Johnston	Chairman (Non-executive)
C. Naughton	CEO
A.J. Husband	Executive Director
P.J. Nestel AO	Director (Non-executive)
P.B. Simpson	Director (Non-executive)
L.C. Read	Director (Non-executive) resigned 30 January,2007
G.M. Leppinus	Director (Non-executive)

(ii) Executives

D.R. Seaton	Chief Financial Officer
W.J. Lancaster	VP Commercial and Corporate Development
B.M. Palmer	General Manager Operations
C.D. Kearney	General Manager Consumer Business
R.L. Erratt	Company Secretary
b) Compensation of Key Management Personnel
(i) Remuneration policy
The Remuneration Committee of the Board of Directors is responsible for determining and reviewing compensation arrangements for the Directors, the Managing Director, the Executive Director and senior Executives. The Remuneration Committee assesses the appropriateness of the nature and amount of emoluments of such officers on a periodic basis by reference to relevant employment market conditions with the overall objective of ensuring maximum shareholder benefit from the retention of a high quality executive team. Such officers are given the opportunity to receive their base emolument in a variety of forms including cash and fringe benefits such as the use of motor vehicles. It is intended that the manner of payment chosen will be optimal for the recipient without creating undue cost for the Group.
All Executive Directors and Executives have the opportunity to qualify for participation in the Employee Share Option Plan after achieving a qualifying service period.
The performance criteria against which Directors and Executives are assessed have regard to the financial and non-financial objectives of Novogen Limited.
It is the Remuneration Committee policy that employment agreements are entered into with the Chief Executive Officer, the Executive Director, and each of the Executives except for the VP Commercial and Corporate Development. The contracts for service between the Company and the Chief Executive Officer, Executive Director and the Executives are for terms of three years with a notice period of six months. In the event of the Company terminates the employment under the terms of the agreements, the Company shall pay the pro-rata balance of the unexpired agreement term plus an additional amount of one and one half times the then current annual remuneration of the employee. However, the maximum payable on termination by the Company will be three years’ remuneration. The minimum payable on termination by the Company will be eighteen months’ remuneration. The Company may terminate the agreements at anytime without notice if serious misconduct has occurred. Where termination with cause occurs, there is no entitlement to termination payments under the term of the agreement. On termination, any unvested options issued under the Employee Share Option Plan are immediately forfeited.
(i) Remuneration of Key Management Personnel

								Share
						Post		based
		Short term benefits				employment		payments		Other	Total
				Non-
		Salary &		monetary		Superan-
		fees		benefits		nuation		Options		Bonuses

Specified Directors
PA Johnston	2007	A$	139,973		—	A$	56,374		—	—	A$	196,347
	2006	A$	143,612		—	A$	9,412		—	—	A$	153,024
C Naughton	2007	A$	629,738	A$	59,047	A$	105,113		—	—	A$	793,898
	2006	A$	518,835	A$	46,827	A$	100,587		—	—	A$	666,249
AJ Husband *	2007	A$	309,861	A$	57,590	A$	60,725	A$	51,876	—	A$	480,052
	2006	A$	290,766	A$	41,785	A$	47,618	A$	51,281	—	A$	431,450
PJ Nestel AO	2007	A$	98,250		—		—		—	—	A$	98,250
	2006	A$	82,000		—		—		—	—	A$	82,000
PB Simpson	2007	A$	54,128		—	A$	4,872		—	—	A$	59,000
	2006	A$	49,540		—	A$	4,460		—	—	A$	54,000
LC Read #	2007	A$	24,313		—	A$	2,187		—	—	A$	26,500
	2006	A$	40,368		—	A$	3,632		—	—	A$	44,000
GM Leppinus	2007	A$	2,000		—	A$	49,000		—	—	A$	51,000
	2006	A$	31,650		—	A$	14,350		—	—	A$	46,000
Total Remuneration: Specified Directors
	2007	A$	1,258,263	A$	116,637	A$	278,271	A$	51,876	—	A$	1,705,047
	2006	A$	1,156,771	A$	88,612	A$	180,059	A$	51,281	—	A$	1,476,723

*	appointed May 23, 2006 — remuneration while a Director of Novogen Limited, for year ended June 30, 2006, includes salary of A$24,131, other benefits of A$3,482 and superannuation benefits of A$3,968. Options were granted while in capacity of Executive prior to joining the Board of Directors.

#	resigned January 30, 2007.

								Share
						Post		based
		Short term benefits				employment		payments		Other	Total
				Non-
		Salary &		monetary		Superan-
		fees		benefits		nuation		Options		Bonuses

Executives
DR Seaton	2007	A$	320,632	A$	47,522	A$	100,587	A$	61,142	—	A$	529,883
	2006	A$	284,916	A$	28,976	A$	56,162	A$	51,310	—	A$	421,364
WJ Lancaster (USA)	2007	A$	198,660	A$	26,326		—	A$	26,941	—	A$	251,927
	2006	A$	195,843	A$	28,199		—	A$	24,137	—	A$	248,179
BM Palmer	2007	A$	168,267	A$	32,133	A$	15,144	A$	33,657	—	A$	249,201
	2006	A$	153,085	A$	33,239	A$	13,778	A$	28,562	—	A$	228,664
CD Kearney	2007	A$	197,340	A$	16,995	A$	17,761	A$	34,665	—	A$	266,761
	2006	A$	181,405	A$	22,952	A$	16,326	A$	28,209	—	A$	248,892
RL Erratt	2007	A$	143,605	A$	25,369	A$	39,629	A$	33,149	—	A$	241,752
	2006	A$	149,939	A$	26,203	A$	29,845	A$	28,381	—	A$	234,368
Total remuneration: Executives
	2007	A$	1,028,504	A$	148,345	A$	173,121	A$	189,554	—	A$	1,539,524
	2006	A$	965,188	A$	139,569	A$	116,111	A$	160,599	—	A$	1,381,467
c) Remuneration options: Granted and vested during the year
During the financial year, further options were granted as equity compensation benefits to certain specified Directors and Executives as disclosed below. The options were issued free of charge. Each option entitles the holder to subscribe for one fully paid ordinary share in Novogen Limited at an exercise price of A$2.41. The options expire five years after grant date and vest annually in four equal instalments commencing one year after grant date.

The following table sets out options issued to Directors and Executives during the year and the number of previously issued options which vested during the year:

		Terms and conditions for each grant
				Value per	Exercise
	Options			option at	price per	First	Last
	vesting in	Granted		grant date	share	exercise	exercise
	year number	number	Grant date	(A$)	(A$)	date	date

Specified Directors
AJ Husband	26,544	—	n/a	—	—	n/a	n/a

Executives
DR Seaton	26,597	50,472	30/3/2007	1.40	2.41	30/3/2008	30/3/2012
WJ Lancaster (USA)	12,950	24,412	30/3/2007	1.40	2.41	30/3/2008	30/3/2012
BM Palmer	15,359	27,676	30/3/2007	1.40	2.41	30/3/2008	30/3/2012
CD Kearney	15,461	28,768	30/3/2007	1.40	2.41	30/3/2008	30/3/2012
RL Erratt	15,366	26,400	30/3/2007	1.40	2.41	30/3/2008	30/3/2012

Total	112,277	157,728

d) Shares issued on exercise of remuneration options

	Shares
	issued	Paid	Unpaid
	number	A$ per share	A$ per share

Specified Directors
AJ Husband	41,772	1.53	—

Executives
DR Seaton	21,142	1.53	—
BM Palmer	23,436	1.53	—
RL Erratt	30,012	1.53	—

Total	116,362

e) Option holding of specified Directors and Executives

	Balance at
	beginning of				Balance at	Vested at
	period			Net	end of period	30 June,
	1 July,	Granted as	Options	change	30 June,	2007	Not
	2006	remuneration	exercised	other	2007	Total	exercisable	Exercisable
	Number	Number	Number	Number	Number	Number	Number	Number

Specified Directors
AJ Husband	147,948	—	(41,772)	—	106,176	68,330	—	68,330

Executives
DR Seaton	127,530	50,472	(21,142)	—	156,860	68,542	—	68,542
WJ Lancaster (USA)	35,678	24,412	—	—	60,090	19,430	—	19,430
BM Palmer	84,872	27,676	(23,436)	—	89,112	40,660	—	40,660
CD Kearney	61,844	28,768	—	—	90,612	40,438	—	40,438
RL Erratt	91,476	26,400	(30,012)	—	87,864	40,903	—	40,903

Total	549,348	157,728	(116,362)	—	590,714	278,303	—	278,303

f) Shareholdings of specified Directors and their related parties and Executives and their related parties

	Balance	Granted as	On exercise	Net change	Balance
	1 July, 2006	remuneration	of options	other	30 June, 2007
	Number	Number	Number	Number	Number

Specified Directors
PA Johnston	48,594	—	—	10,000	58,594
C Naughton	633,511	—	—	—	633,511
AJ Husband	61,148	—	41,772	—	102,920
PJ Nestel AO	32,000	—	—	—	32,000
PB Simpson	500	—	—	—	500
LC Read #	2,000	—	—	(2,000)	—
GM Leppinus	—	—	—	3,000	3,000

Executives
DR Seaton	16,236	—	21,142	—	37,378
BM Palmer	128,702	—	23,436	(18,115)	134,023
CD Kearney	8,850	—	—	—	8,850
RL Erratt	202,356	—	30,012	—	232,368

Total	1,133,897	—	116,362	(7,115)	1,243,144

#     resigned January 30, 2007.
All equity transactions with specified directors and executives, other than those arising from the exercise of remuneration options, have been entered into under terms and conditions no more favourable than those the entity would have adopted if dealing at arm’s length.
Note 22 EVENTS AFTER THE BALANCE SHEET DATE
On August 1, 2007, Marshall Edwards, Inc. entered into a securities subscription agreement with certain accredited investors providing for the placement of 5,464,001 shares of its common stock at a purchase price of US$3.00 per share. The investors in the transaction also received a warrant to purchase an additional 4 shares of common stock for every block of 10 shares of common stock purchased. Marshall Edwards, Inc. also issued warrants exercisable for 248,360 shares of common stock to Blue Trading, LLC which acted as the placement agent in the private placement, as part of the placement fee. All of the warrants have an exercise price of US$3.60 per share. The warrants may be exercised beginning February 6, 2008 and will expire five years from the date of issuance, or August 6, 2012. Marshall Edwards, Inc. closed the private placement on August 6, 2007. In connection with the private placement Marshall Edwards, Inc. received gross proceeds of US$16.4 million.
Marshall Edwards, Inc. has entered into a registration rights agreement with the investors party to the securities subscription agreement and has agreed to register the common stock and the common stock issuable upon exercise of the warrants sold pursuant to the securities subscription agreement for resale thereunder.
The registration rights agreement requires that Marshall Edwards, Inc. file a registration statement on Form S-3 within 5 days of filing its Annual Report on Form 10-K and maintain an effective registration of those shares, should registration be achieved.
Should the Marshall Edwards, Inc.fail to comply with these requirements, it may be liable for liquidated damages of up to 10% of the purchase price of the shares issued and shares issuable under warrants. Note that registration has been obtained and maintained as at the date of this report.
In addition, Marshall Edwards, Inc. terminated the Standby Equity Distribution Agreement, dated as of 11 July, 2006, with YA Global Investments, LP (formerly known as Cornell Capital Partners, LP) as amended, in August 2007.
In October 2007, the Company completed the sale of its land and buildings at Wyong NSW. The Company received net proceeds of A$4.0 million from the sale.
Note 23 DIVIDENDS
The Company has incurred losses since its inception and, as a result, has not declared any dividends. Any dividends in future periods will be declared in Australian dollars.

Note 24 DIFFERENCES BETWEEN AIFRS AND U.S. GAAP
Australian equivalents to International Financial Reporting Standards (AIFRS) varies in certain respects from accounting principles generally accepted in the United States (US GAAP). The differences relate principally to the following items and the adjustments necessary to reconcile the consolidated net loss for the years ended June 30, 2007, 2006 and 2005 and equity at June 30, 2007 and 2006 in accordance with U.S. GAAP are shown below.
The U.S. GAAP statements of operations for the years ended June 30, 2007, 2006 and 2005 are as follows:

	US GAAP
	2007	2006	2005	2007
	A$’000	A$’000	A$’000	US’$’000

Operating Revenue
Sales Revenue	10,224	12,654	12,928	8,681
Other Operating Revenue	4,674	2,485	2,666	3,969

Total Operating Revenue	14,898	15,139	15,594	12,650

Costs and Expenses
Cost of Goods Sold	(6,945)	(5,445)	(4,666)	(5,897)
Research & Development	(16,134)	(12,014)	(10,217)	(13,699)
Selling and Promotions	(7,423)	(8,167)	(7,935)	(6,303)
Shipping and Handling	(392)	(556)	(444)	(333)
General and Administrative	(13,795)	(8,889)	(6,306)	(11,713)
Other Expense	(17)	(301)	0	(14)

Total Costs and Expenses	(44,706)	(35,372)	(29,568)	(37,959)

Loss from operations	(29,808)	(20,233)	(13,974)	(25,309)

Other Income (Expense)
Interest Expense	(2)	(52)	(56)	(2)
Exchange Gains/(Losses)	893	112	(325)	758
Other	4622	2253	1608	3,924

Total Other Income (Expense)	5,513	2,313	1,227	4,680

Loss Before Income Tax	(24,295)	(17,920)	(12,747)	(20,629)

Income Tax Expense/(Benefit)	(1)	(1)	(2)	(1)
Minority Interest	4,315	1,693	1,109	3,664

Net loss	(19,981)	(16,228)	(11,640)	(16,966)

Loss per share — basic and diluted (cents)	(20.5)	(16.7)	(12.0)	(17.4)

			Year ended 30 June
			2007	2006	2005
			A$’000	A$’000	A$’000

Consolidated Net Loss
Net loss reported under AIFRS			(24,296)	(17,913)	(12,684)

Adjustments required to accord with U.S. GAAP:
Stock based compensation cost	(i	)	—	(8)	(65)
Minority interest in net losses of subsidiaries	(v	)	4,315	1,693	1,109

Net loss under U.S. GAAP			(19,981)	(16,228)	(11,640)

Basic and diluted (loss) per share according to U.S. GAAP (cents)			(20.5)	(16.7)	(12.0)

Weighted average number of ordinary shares outstanding during the year used in calculation of basic and diluted (loss) per share			97,567,399	97,207,053	96,839,570

Comprehensive Income

Net loss according to U.S. GAAP			(19,981)	(16,228)	(11,640)

Other comprehensive income resulting from foreign currency translation			(2,606)	567	(2,964)

Total comprehensive income			(22,587)	(15,661)	(14,604)

Other Comprehensive Income Movement

	2007	2006	2005	2004
	A$’000	A$’000	A$’000	A$’000

Balance at beginning of year	(2,953)	(3,520)	(556)	(1,956)

Foreign currency translation adjustment	(2,606)	567	(2,964)	1,400

Closing Other Comprehensive Income	(5,559)	(2,953)	(3,520)	(556)

In 2007 and 2006, exercise of the options issued by the Company would have been anti-dilutive and, therefore, was not considered in the computation of diluted earnings per share. Details of options are set out in Note 11. Outstanding options at the end of the financial years are 1,576,066 in 2007 and 1,482,148 in 2006.
The following is a reconciliation of the adjustments necessary to reconcile shareholders’ equity in accordance with AIFRS to the amounts determined under U.S. GAAP as at June 30, 2007, and 2006:

				At June 30,
			2007	2006	2005
			A$’000	A$’000	A$’000

Shareholders’ Equity
Shareholders’ equity reported using AIFRS			44,626	44,578	60,492

Cumulative adjustments required to accord with U.S. GAAP:
Minority interest equity	(v	)	(1,410)	(1,163)	(2,767)

Shareholders’ equity according to U.S. GAAP			43,216	43,415	57,725

The following is a reconciliation of the shareholders’ equity roll forward showing the movement shareholders’ equity under U.S. GAAP for the years ended June 30, 2007, 2006 and 2005:

	2007	2006	2005
	A$’000	A$’000	A$’000

Opening Shareholders’ equity according to U.S. GAAP	43,415	57,725	65,759

Less: Net loss according to U.S. GAAP	(19,981)	(16,228)	(11,640)

Add: New Equity	27,665	1,351	7,439
less: Minority interest in new equity	(5,277)	—	(869)
Add: movement in other comprehensive income	(2,606)	567	(2,964)

Closing Shareholders’ equity according to U.S. GAAP	43,216	43,415	57,725

A description of the differences between AIFRS, as followed by Novogen, and U.S. GAAP is provided below:
(i) Stock Based Compensation
In accordance with AIFRS, the cost of equity-settled transactions is recognised, together with a corresponding increase in equity, over the vesting period of the instrument. The cumulative expense recognised for equity-settled transactions at each reporting date until vesting date reflects (i) the extent to which the vesting period has expired and (ii) the Group’s best estimate of the number of equity instruments that will ultimately vest. The income statement charge or credit for a period represents the movement in cumulative expense recognised as at the beginning and end of that period. The cost of these equity-settled transactions is measured by reference to the fair value of the equity instruments at the date at which they are granted. The fair value is determined using a binomial model. Under AIFRS transition provisions only options that were granted on or after November 7, 2002 that vest after January 1, 2005 have been recognised. Further details are given in Note 11.
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
(b) The Company has also granted options to consultants, who are not employees of the Company, for services to Novogen and its controlled entities. Under U.S. GAAP, compensation cost for the issue of these options has been determined based on the methodology of SFAS 123R. Under SFAS 123R, compensation cost is determined based upon the fair value at the measurement date of the consideration received or the fair value of the option issued, whichever is more reliably measurable.
The number of shares authorised for grant under the various option plans are limited by the share option plan. At any one time the total number of shares which the Company would have to issue if all options granted under the plan that are outstanding were exercised, must not exceed 5 per cent of the number of issued shares at that time.
Shares are not reserved for future issuance as there are no restrictions on the issuance of shares, up the authorised number of shares, subject to Australian Stock Exchange Listing Rule 7. This rule allows for the Company to issue up to 15% of the total issued shares in new shares, per annum, without shareholder approval.

(ii) Income Tax
The Group has adopted SFAS No. 109 for U.S. GAAP purposes. SFAS No. 109 requires a ‘liability approach’ to accounting for income taxes, which as it applies to the Company is very similar to that adopted under AIFRS.
Pre-tax accounting loss under AIFRS for the year ended June 30, 2007 and 2006 was taxed in the following jurisdictions:

	2007	2006	2005
	A$’000	A$’000	A$’000
Domestic	(22,906)	(10,128)	(14,268)
Foreign	(1,389)	(7,784)	1,586

	(24,295)	(17,912)	(12,682)

The components of the U.S. GAAP net deferred tax asset at June 30, 2007 and 2006, are as follows:

	2007	2006
	A$’000	A$’000
Deferred tax assets
Depreciation	733	807
Provisions accruals	1,042	1,535
Exchange gains	549	—
Other	—	13
Losses carried forward — Australia	24,157	19,320
- USA	14,729	12,904
- Other	5,139	4,202

Total deferred tax assets	46,349	38,781

Deferred tax liability
Exchange losses	—	(165)
Other	(304)	(117)

Total deferred tax liability	(304)	(282)

Net deferred tax asset	46,045	38,499

Valuation allowance for deferred tax assets	(46,045)	(38,499)

Net recorded deferred taxes	—	—

	2007		2006		2005
	A$’000%		A$’000%		A$’000%

Tax at Australian statutory rates	(7,289)	30%	(5,376)	30%	(3,824)	30%
Foreign Rate Differentials	(250)		(132)		126
Non deductible expenses	975		597		44
Research and development allowance	(143)		(466)		(411)
Other	—		2		138

Reversal of intercompany profit in stock elimination	25		(39)		(105)

Tax expense/(benefit)	(6,682)		(5,414)		(4,032)

Filing Differences	(865)		367		748

Change in valuation allowance	7,546		5,046		3,282

Income Tax Expense	(1)		(1)		(2)

Deferred taxes have not been separated between current and non-current.

Components of Income Tax (Expense)/Benefit

	2007	2006	2005
	A$’000	A$’000	A$’000

Current (Expense)/Benefit	(1)	(1)	(2)
Filing Differences	(865)	367	748
Deferred(Expense)/Benefit	(6,681)	(5,413)	(4,030)
Movement in Valuation Allowance	7,546	5,046	3,282

Income Tax Expense	(1)	(1)	(2)

Tax effected carry forward losses amounting to A$26,371,000 may be carried forward indefinitely and tax losses of A$17,654,000 expire over the period 2008 through 2026.
(iii) Revenue

	2007	2006	2005
	A$’000	A$’000	A$’000

Sales Revenue reported using AIFRS	10,709	13,500	13,404

Trade Promotions	(485)	(846)	(476)

Sales Revenue reported using US GAAP	10,224	12,654	12,928

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
(iv) Minority interests
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
(v) Other Comprehensive Income
Under AIFRS, other comprehensive income arising on the restatement of foreign subsidiaries for consolidation purposes is referred to as the “Foreign Currency Translation Reserve” and is included as a component of equity. Where a portion of other comprehensive income is attributable to minority interests this is calculated differently under AIFRS and U.S. GAAP as described in Note 24(iv) above.
Reconciliation of outside equity interest in controlled entities:

	2007	2006	2005
	A$'000	A$'000	A$'000

Opening balance	1,163	2,767	3,452
Additions to outside equity interest by way of share issue:
Marshall Edwards, Inc.	4,907	—	—
Glycotex, Inc.	369	—	869
Add shares of operating losses of controlled entities Marshall Edwards, Inc.	(3,885)	(1,287)	(1,078)
Glycotex, Inc.	(430)	(406)	(31)
Add shares of other comprehensive income Marshall Edwards, Inc.	(637)	66	(446)
Glycotex, Inc.	(77)	23	1

	1,410	1,163	2,767

(vi) Summary of Significant Accounting Policies
Use of Estimates
The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Advertising Expenses
Costs incurred in advertising expenditure are expensed as incurred. The Company incurred A$3,479,000 in fiscal 2007 and A$4,031,000 in 2006.

(vii) Payables
Under U.S. GAAP amounts that exceed 5% of the total of creditors and accruals are disclosed separately. The table below details those creditors and accruals that exceed 5% of the total balance:

	2007	2006
	A$'000	A$'000
Insurance Premiums	299	288
Mayne Pharmaceuticals (Contract Drug Manufacturer)	—	454
Carbogen AMCIS(Contract Drug Manufacturer)	374	—
Provision for Grant Rebate	—	558
(viii) Segment Information
The chief operating decision makers review the Company’s operations based on geography and this is disclosed as the primary segment information in Note 16.
(ix) Recent Accounting Pronouncements
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

NOVOGEN LIMITED

/s/ Christopher Naughton
Mr. Christopher Naughton
Managing Director

Date: December 14, 2007

Exhibit Index
(a) Exhibits

Exhibit No.	Exhibit Description
1.1	Constitution of Novogen Limited (formerly known as the Memorandum of Association and Articles of Association). (1)

2.1	Deposit Agreement as further amended and restated, dated as of September 29, 2005, among Novogen Limited, the Bank of New York, as Depositary, and owners and holders from time to time of ADRs issued thereunder. (2)

4.1	Employment Contract between the Company and Mr. C. Naughton dated June 21, 2006. (4)

4.2	Employment Contract between the Company and Professor Alan Husband dated June 21, 2006. (4)

4.4	Lease between Kendall Glen Pty Limited (Lessor) and Novogen Laboratories Pty Ltd for the Company’s corporate headquarters at 140 Wicks Road, North Ryde, New South Wales. (3)

4.5	Employment Contract between the Company and Bryan Palmer dated June 21, 2006. (4)

4.6	Employment Contract between the Company and Craig Kearney dated June 21, 2006. (4)

4.7	Employment Contract between the Company and David Seaton dated June 21, 2006. (4)

4.8	Employment Contract between the Company and Ronald Erratt dated June 21 30, 2006. (4)

4.9	Employment Contract between the Company and Warren Lancaster dated June 21, 2006. (*)

8.1	Company Subsidiaries. (*)

Exhibit No.	Exhibit Description
12.1	Certification of Chief Executive Officer pursuant to Rule 13a – 14(a) of the Securities Exchange Act of 1934, as amended. (*)

12.2	Certification of Chief Financial Officer a pursuant to Rule 13a – 14(a) of the Securities Exchange Act of 1934, as amended. (*)

13.1	Certification by the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as added by Section 906 of the Sarbanes – Oxley Act of 2002. (*)

*	Filed herewith.

(1)	Incorporated by reference to the Registration Statement on Form 20-F filed with the Securities and Exchange Commission on December 24, 1998 (File No. 0-29962)

(2)	Incorporated by reference to the Registration Statement on Form F-6 filed with the Securities and Exchange Commission on September 29, 2005 (File No. 333-128681)

(3)	Incorporated by reference to the Annual Report on Form 20-F filed with the Securities and Exchange Commission on November 27, 2000 (File No. 0-29962)

(4)	Incorporated by reference to the Annual Report on Form 20-F filed with the Securities and Exchange Commission on November 29, 2006 (File No. 0-29962)