Form 20-F
period 2008-06-30
NOVOGEN LTD
filed 2008-12-05
CIK 1075880

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended June 30, 2008
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

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. Not Applicable
The number of outstanding Ordinary Shares of the issuer as at June 30, 2008 was 97,594,261.
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
Yes ☑     No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer ☐	Accelerated filer ☑	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing

U.S. GAAP ☐	International Financial Reporting Standards as issued By the International Accounting Standards Board ☑	Other ☐
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 ☐      Item 18 ☐
If this is an annual report, indicate by a check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐     No ☑

FORWARD-LOOKING STATEMENTS
This Annual Report on Form 20-F includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements other than statements of historical facts contained in this Annual Report, including statements regarding the future financial position, business strategy and plans and objectives of management for future operations, are forward-looking statements. The words “believe”, “may”, “will”, “estimate”, “continue”, “anticipate”, “intend”, “should”, “plan”, “expect”, and similar expressions, as they relate to Novogen Limited (“Novogen”, the “Company” or the “Group”), are intended to identify forward-looking statements. The Company has based these forward-looking statements largely on current expectations and projections about future events and financial trends that it believes may affect its financial condition, results of operations, business strategy and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including, without limitation, those described in “Risk Factors” and elsewhere in this Annual Report on Form 20-F (the “Annual Report”), including, among other things:
•	our inability to obtain any additional required financing or financing available to us on acceptable terms, particularly in the context of the current global financial crisis;

•	the failure of our majority owned subsidiary Marshall Edwards, Inc. (“MEI” or “Marshall Edwards”) to complete the OVATURE clinical trial or achieve satisfactory clinical outcomes.

•	The ability of our majority owned subsidiary Glycotex, Inc. (“Glycotex”) to continue its clinical development of GLYC-101;

•	the failure to locate, hire, assimilate and retain qualified personnel;

•	our failure to successfully commercialize our products;

•	costs and delays in the development and/or receipt of U.S. Food and Drug Administration (“FDA”) or other required governmental approvals, or the failure to obtain such approvals, for our products;

•	uncertainties in clinical trial results;

•	our inability to maintain or enter into, and the risks resulting from our dependence upon, collaboration or contractual arrangements necessary for the development, manufacture, commercialization, marketing, sales and distribution of any products;

•	competition and competitive factors;

•	our inability to enforce our patents or proprietary rights and obtain necessary rights to third party patents and intellectual property to operate our business;

•	our inability to operate our business without infringing upon the patents and proprietary rights of others;

•	the failure of any product candidate to gain market acceptance;

•	general economic conditions;

•	government regulation generally and the receipt of regulatory approvals;

•	changes in industry practice; and

•	one-time events.
These risks are not exhaustive. Other sections of the Annual Report may include additional factors which could adversely impact the Company’s business and financial performance. Moreover, the Company operates in a very competitive and rapidly changing environment.
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
Item 3. Key Information
Selected Financial Data
The selected financial data at June 2008 and 2007 and for the years ended June 30, 2008, 2007 and 2006 have been derived from the Consolidated Financial Statements of the Company included in this Annual Report and should be read in conjunction with, and are qualified in their entirety by, reference to those statements and the notes thereto.
This financial report complies with International Financial Reporting Standards (IFRS) as adopted by the International Accounting Standards Board (IASB).
References in this financial report to Australian Accounting Standards refer to the Australian equivalents to International Financial Reporting Standards (AIFRS). Compliance with AIFRS ensures that the financial report, comprising the financial statements and notes thereto, complies with IFRS as adopted by the IASB.
Selected financial data has been presented for the four most recent fiscal years which have been prepared in compliance with AIFRS. The previous years financial data prepared in compliance with Australian GAAP cannot be provided on a restated basis with out unreasonable effort or expense.
The Consolidated Financial Statements have been audited in accordance with generally accepted auditing standards in the United States by the Company’s independent registered public accountants.
The Company’s fiscal year ends on June 30. As used throughout this Annual Report, the word “fiscal” followed by a year refers to the 12 month period ending on June 30 of that year. For example, the term “fiscal 2008” refers to the 12 months ended June 30, 2008. Except as otherwise indicated, all dollar amounts referred to in this Annual Report are at the consolidated level and exclude inter-company amounts.

Summary of Consolidated Income Statements
(AIFRS)

	2005	2006	2007	2008	2008
Continuing operations	(A$’000)	(A$’000)	(A$’000)	(A$’000)	(US$’000)

Revenue from sale of goods	13,404	13,500	10,709	9,400	8,988
Other revenue	3,985	3,945	6,586	3,883	3,713

Total revenue	17,389	17,445	17,295	13,283	12,701

Net loss before income tax	(12,682)	(17,912)	(24,295)	(24,773)	(23,688)

Net loss attributable to members of Novogen Limited	(11,532)	(16,220)	(19,981)	(20,264)	(19,376)

Basic and diluted earnings/(loss) per share (cents per share)	(11.9)	(16.7)	(20.5)	(20.8)	(19.9)
Weighted average number of Ordinary Shares used to calculate earnings per share	96,839,570	97,207,053	97,567,399	97,594,261	97,594,261

Number of outstanding Ordinary Shares at year end	97,045,662	97,294,054	97,594,261	97,594,261	97,594,261
Summary of Consolidated Balance Sheets
(AIFRS)

	2005	2006	2007	2008	2008
	(A$’000)	(A$’000)	(A$’000)	(A$’000)	(US$’000)

Cash and Cash Equivalents	47,260	33,513	39,511	35,386	33,836

Total Assets	67,485	51,098	51,357	43,401	41,500

Net Assets	60,492	44,578	44,626	35,637	34,076

Capital Stock	176,235	176,989	191,876	200,432	191,653
No dividends have been declared by the Company in the fiscal years included in this Annual Report.

The Company publishes its Consolidated Financial Statements expressed in Australian dollars. In this Annual Report, references to “U.S. dollars” or “US$” are to the currency of the United States of America (“U.S.”) and references to “Australian dollars” or “A$” are to the currency of Australia. For the convenience of the reader, this Annual Report contains translations of certain Australian dollar amounts into U.S. dollars at specified rates. These translations should not be construed as representations that the Australian dollar amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. Unless otherwise stated, the translations of Australian dollars into U.S. dollars have been made at the rate of US$0.9562 = A$1.00, the noon market buying rate in New York City for cable transfers in Australian Dollars as certified for customs purposes by the Federal Reserve Bank of New York (the noon buying rate) on June 30, 2008.
The noon buying rate on October 31, 2008 was US$0.6574 = A$1.00
Exchange Rates for the six months to October 2008
A$ versus US$

Month	High	Low
May	$0.9644	$0.9338
June	$0.9610	$0.9342
July	$0.9797	$0.9415
August	$0.9317	$0.8553
September	$0.8441	$0.7831
October	$0.7937	$0.6073

Fiscal Year	Average
Ended June 30	Rate
2004	$0.7109
2005	$0.7529
2006	$0.7472
2007	$0.7862
2008	$0.8968

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
The Company will need additional funds in order to finance its future operations and its clinical development programs. The actual amount of funds that we will need will be determined by a number of factors, some of which are beyond our control.
The Company’s funding requirements have been, and will continue to be, significant. The Company anticipates that its existing cash resources will be adequate to fund the Company’s operating requirements through the next 12 months based upon the Company’s current business plan.
The Company’s 71.3% owned U.S. subsidiary company MEI will need additional funds to complete the Ovature Phase III clinical trial for phenoxodiol known as “OVATURE” and to progress the development program for the drug compounds triphendiol (formally NV-196) and NV-143.
The Company’s 81.0% owned U.S. subsidiary company Glycotex will also need additional funds to futher the clinical development of its wound healing compound GLYC-101.
The Company’s operating cash requirements may vary materially from those now planned due to a number of factors. These factors include the success of the Company’s research and development efforts, the ability of the Company to satisfy applicable regulatory requirements, the extent of the Company’s ability to produce its products in a cost-effective manner, the rate at which the Company can introduce its products into new markets and the market acceptance and competitive position of the Company’s products.
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

The recent global financial crisis may negatively impact the Company’s liquidity and clinical trials, as well as the liquidity and clinical trials of the Company’s subsidiaries (including the OVATURE trial), by precluding the Company and its subsidiaries from raising funds through equity and/or debt investments or third party loans on favorable terms or at all.
The Company and its subsidiaries have traditionally raised capital through the sale of equity securities to investors. Recently, the financial services industry and credit market have experienced a period of unprecedented turmoil characterized by bankruptcy, failure and collapse or sale of various financial institutions. Although the ultimate outcome of these events cannot be predicted, they may preclude the Company and its subsidiaries from raising the capital necessary to finance their business operations. In particular, MEI, may not be able to raise the capital necessary to complete the OVATURE trial and Glycotex may not be able to raise the capital necessary to begin its Phase IIb clinical trial for GLYC-101. The Company and its subsidiaries may need to rely upon collaboration and/or licensing opportunities with third parties to obtain the funding necessary to conduct their business operations.
The Company cannot assure you that it or its subsidiaries will be able to raise the funds necessary to complete their clinical trials and research programs or find appropriate collaboration and/or licensing opportunities.
The Company has incurred operating losses since its inception, and is likely to incur operating losses for the foreseeable future.
The Company has incurred net losses of A$181,996,000 since its inception, including net losses of A$24,777,000, A$24,296,000, and A$17,912,000 for the years ended June 30, 2008, 2007, and 2006, respectively. The Company anticipates that it will incur operating losses and negative cash flow for the foreseeable future.
MEI may not be able to complete the OVATURE clinical trial if it believes that the trial does not demonstrate efficacy, if the trial encounters serious safety issues or if MEI does not complete patient recruitment in a timely manner which could have a serious negative impact on our share price.
The OVATURE clinical trial may be terminated by MEI following the review of recommendations by the Independent Data Monitoring Committee for many reasons including, but not limited to, if:
•	patients experience an unacceptable rate or severity of adverse side effects;

•	patient numbers are not available to enrol at the expected rate or trial sites are unable to recruit their target patient numbers due to the strict inclusion criteria of the OVATURE protocol which may reduce the patient pool available to participate in the trial; or

•	MEI is unable to negotiate with the FDA additional patient recruitment time in order to achieve our targeted patient recruitment numbers.

MEI may not complete the OVATURE clinical trial on schedule, or at all, or the clinical trial may be conducted improperly, which will delay or preclude FDA marketing approval and increase costs.
The completion of the OVATURE clinical trial may be delayed or terminated for many reasons, including, but not limited to, if:
•	MEI is unable to identify and contract clinical trial sites and clinical investigators at the rate we expect or those sites are delayed in commencing patient recruitment due to regulatory hospital ethics committee approvals or those investigators do not perform to our anticipated patient recruitment schedule or comply with the clinical trial protocol;

•	MEI does not have enough funds to complete the clinical trial;

•	patients are not available to enroll at the rate we currently expect, or trial sites are unable to recruit their target patient numbers due to the strict inclusion criteria of the OVATURE protocol which may reduce the patient pool available to participate in the trial;

•	subjects experience an unacceptable number of incidents or severity of adverse side effects;

•	third party clinical investigators do not conduct the trial in compliance with Good Clinical Practice and regulatory requirements, or other third parties do not perform data collection and analysis in a timely or accurate manner;

•	our contracted Clinical Research Organization responsible for managing the OVATURE clinical trial fails to provide the contracted services in a timely manner as stipulated in the contract.

•	one or more Institutional Review Boards suspend or terminate the trial at an investigational site, precludes enrollment of additional subjects or withdraws its approval of the trial; or

•	one or more clinical investigators withdraw from our trials or deviates from our approved protocol.
Costs will increase if we have material delays in the OVATURE clinical trial, or if we are required to modify, suspend, terminate or repeat it.

If the data from the Company’s clinical trial program do not demonstrate the safety and efficacy of the phenolic drug candidates to the satisfaction of the FDA and other regulatory authorities, the Company will not receive approval to market its drug candidates in the U.S. or other jurisdictions.
Phenolic drug development is an entirely novel and unproven field of pharmaceutical drug development and there is limited scientific understanding of phenolic technology on which the Company’s drug program is based. There can be no assurance that any of the compounds under development by the Company will prove to be sufficiently efficacious, safe and cost-effective to be commercially viable. The commercialization process of the products currently undergoing clinical trials includes the anti-cancer drug candidates phenoxodiol and triphendiol being developed by the Company’s subsidiary MEI, NV-27, the Company’s cardiovascular drug candidate and NV-52 the Company’s anti-inflammatory drug candidate in the U.S. and Australia. The commercialization process of the foregoing drug candidates may be delayed if the FDA or another regulatory authority requires the expansion in the size and scope of any clinical trial. It may take many years to complete the testing and failure can occur at any stage in the process. Negative or inconclusive results or adverse medical events during a clinical trial could cause the Company to delay or terminate development efforts.
Any failure in the clinical trial program could impair the commercial prospects of the Company’s entire phenolic drug program.
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
In order for the Company to market its products, the Company must obtain required marketing approvals or clearances and otherwise comply with extensive regulations regarding safety, manufacturing processes and quality. There can be no assurance that the Company will be able to obtain or maintain regulatory approvals or clearances or that it will not be required to incur significant costs in obtaining or maintaining its foreign regulatory approvals or clearances.

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
The Company relies on third parties to (i) supply its active raw materials (isoflavones), (ii) manufacture and package its dietary supplement products to satisfy performance and quality standards and (iii) dedicate sufficient production capacity to meet demand and delivery times.
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
The Company has no direct control over the cost of the pharmaceutical drug manufacturing costs and the Company will be relying on third parties to manufacture commercial quantities of pharmaceutical drug candidates as well as drug supplies for larger scale clinical trials.
The Company will rely on third parties to manufacture commercial quantities of its pharmaceutical drug candidates as well as drug supplies for larger scale clinical trials. There can be no assurance that third party manufacturers will devote the resources necessary to meet demand for the Company’s products. Also, if the costs of manufacturing increases, or the costs of materials used in manufacturing increases, these costs will be passed onto us making the cost of conducting clinical trials more expensive. In addition increases in manufacturing costs could adversely affect our future profitability if we are unable to pass on the increased costs to our customers.

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
Litigation relating to patent infringement could result in substantial costs to, and diversion of effort by, the Company, and may also be necessary to enforce any patents issued or licensed to the Company or to determine the scope and validity of third party proprietary rights. The Company is currently involved in a number of litigation proceedings against companies which we believe were infringing certain of the Company’s patents related to dietary supplements.
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
The Company is highly dependent upon the principal members of its management and scientific staff. In addition, the Company believes that its future success in developing marketable products and achieving a competitive position will depend to a significant extent on whether it can attract and retain additional qualified management and scientific personnel. Competition for such personnel is intense, and there can be no assurance that the Company will be able to continue to attract and retain such personnel. The loss of the services of one or more of the management or scientific staff, or the inability to attract and retain additional personnel and develop expertise as needed, could have a material adverse effect on the Company’s results of operations and financial condition. The Company maintains key person life insurance for Mr. Christopher Naughton, the Company’s Managing Director, and Professor Alan Husband, the Company’s Director of Research and Development, currently set at A$2,293,000 each. In addition, the Company also maintains key person life insurance for all members of the executive team and other key staff. The policies for these personnel range between A$1,000,000 and A$1,600,000. The proceeds of such policies are payable to the Company.

The Company may not be able to establish or maintain the strategic partnerships necessary to market and distribute its dietary supplement products.
The Company relies on its own marketing staff for the marketing and sale of its current and proposed dietary supplement products in Australia, Canada, and the U.K. The Company presently has limited marketing and sales staff. Achieving market acceptance for the Company’s products will require extensive and substantial efforts by experienced personnel as well as expenditure of significant funds. There can be no assurance that the Company will be able to establish sufficient marketing, distribution and sales capabilities necessary to achieve market penetration in these geographical areas.
In other markets, the Company intends to appoint licensees and/or marketing partners who will be responsible in large part for sales, marketing and distribution. While the Company will endeavor to appoint licensees and/or marketing partners with proven abilities in these areas, the amount and timing of resources, which may be devoted to the performance of their contractual responsibilities by these partners, are not within the control of the Company. There can be no assurance that such marketing partners will perform their obligations as expected, pay any additional option or license fees to the Company or market any products under any agreement. There can be no assurance that the Company will derive any revenue from such arrangements. Moreover, the other contracting parties may have rights of termination under these agreements. Exercise of such termination rights by such other parties may have an adverse effect on the Company’s business, financial condition and results of operations. There can be no assurance that the interests of the Company will continue to coincide with those of its partners or that such partners will not develop independently, or with third parties, products or technologies which could compete with the Company’s products, or that disagreements over rights, technologies or other proprietary interests will not occur. To the extent that the Company chooses not to, or is unable to, enter into future agreements, the Company will experience increased capital requirements to undertake the marketing or sale of its current or future products. There can be no assurance that the Company will be able to market or sell its technology or its current or future products independently in the absence of such agreements.

The Company faces the risk of product liability claims and may not be able to obtain adequate insurance.
The Company’s business exposes it to the risk of product liability claims. This risk is inherent in the manufacturing, testing and marketing of human pharmaceutical products. The Company has product liability insurance coverage of up to approximately A$20 million. Although the Company believes that this amount of insurance coverage is appropriate for its business at this time, the insurance coverage is subject to deductibles and coverage limitations, and the market for such insurance is becoming more restrictive. The Company may not be able to obtain or maintain adequate protection against potential liabilities. If the Company is unable to sufficiently insure against potential product liability claims, it will be exposed to significant liabilities, which may materially and adversely affect the business development and commercialization efforts.
Enforceability of civil liabilities under the federal securities laws against the Company’s officers and directors may be difficult.
The Company is a public company limited by shares and is registered and operates under the Australian Corporations Act 2001. All of the Company’s directors and officers named in this Annual Report reside outside the U.S. Substantially all of the assets of those persons are located outside the U.S. As a result, it may not be possible to affect service on such persons in the U.S. or to enforce, in foreign courts, judgments against such persons obtained in U.S. courts and predicated on the civil liability provisions of the federal securities laws of the U.S. Furthermore, substantially all of the directly owned assets of the Company are outside the U.S., and, as such, any judgment obtained in the U.S. against the Company may not be collectible within the U.S. There is doubt as to the enforceability in the Commonwealth of Australia, in original actions or in actions for enforcement of judgments of U.S. courts, of civil liabilities predicated solely upon federal or state securities laws of the U.S., especially in the case of enforcement of judgments of U.S. courts where the defendant has not been properly served in Australia.
The trading price of the Company’s ordinary shares and American Depository Receipts (“ADRs”) could decline in value if the trading price of the shares of common stock of its listed subsidiary company, Marshall Edwards declines.
Novogen currently owns 71.3% of its subsidiary Marshall Edwards, whose shares are traded on the Nasdaq Global Market. If the trading price of MEI’s shares declines or its business does not achieve its objectives or its product development program is delayed, it could have an adverse affect on Novogen’s share price.

The trading price of the Company’s ordinary shares and ADRs is highly volatile. Your investment could decline in value and the Company may incur significant costs from class action litigation.
The trading price of the Company’s ordinary shares and ADRs is highly volatile in response to various factors, many of which are beyond the Company’s control, including:
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
In addition, equity markets in general and the market for biotechnology and life sciences companies in particular, have experienced substantial price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the companies traded in those markets. Further changes in economic conditions in Australia, the United States, Europe, or globally, could impact the Company’s ability to grow profitably. Adverse economic changes are outside the Company’s control and may result in material adverse effects on the Company’s business or results of operations. These broad market and industry factors may materially affect the market price of the Company’s ordinary shares and ADRs regardless of its development and operating performance. In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been instituted against that company. Such litigation, if instituted against the Company, could cause it to incur substantial costs and divert management’s attention and resources.

Item 4. Information on the Company
History and development of the Company
Novogen Limited, a public company limited by shares, was incorporated in March 1994 under the jurisdiction of the laws of New South Wales, Australia. Novogen is registered and operates under the Australian Corporations Act. Novogen has its registered office at 140 Wicks Rd, North Ryde, New South Wales 2113. Its telephone number and other contact details are: Phone 61-2-9878-0088; Fax 61-2-9878-0055; and website, www.novogen.com (the information contained in the website does not form part of the Annual Report). The Company’s Ordinary Shares are listed on the Australian Stock Exchange (“ASX”) under the symbol “NRT” and its ADRs, each representing five ordinary shares, trade on the Nasdaq Global Market under the symbol “NVGN”. The Company’s agent in the U.S. for ADR’s is the Bank of New York, 101 Barclay Street 22W New York, N.Y. 10286.
Capital expenditures
The Company made no major investments of a capital nature during fiscal 2008. Future facilities will be developed where appropriate. Current capacity at the pilot plant at North Ryde NSW is sufficient to meet demand for the short to medium term. In October 2007, the Company announced that it had sold its isoflavone extraction plant located at Wyong NSW.
Business overview
Nature of the Business
The Company is a pharmaceutical company involved in the discovery, development, manufacture and marketing of products based on the emerging field of isoflavonoid technology. The Company’s product development program embraces both a novel range of pharmaceuticals based on a range of phenolic compounds and a range of consumer health care products based on plant compounds known as isoflavones. A key element of the Company’s strategy is to continue to advance its research and development in more advanced pharmaceuticals in the area of human phenolic compound technology. The Company expects to continue to commit cash resources to the clinical development program that is underway, particularly the OVATURE clinical trial, other oncology pre-clinical and clinical programs and the cardiovascular and anti-inflammatory drug programs.

Pharmaceutical Drug Development
Anti-Cancer
Phenoxodiol
Phenoxodiol is being developed by the Company’s subsidiary MEI as a chemosensitising agent in combination with platinum drugs for late stage, chemoresistant ovarian cancer and as a monotherapy for prostate and cervical cancers. Phenoxodiol is an investigational novel-acting drug that inhibits key pro-survival signalling pathways operating within cancer cells causing selective cancer cell death and increased susceptibility to drugs like platinum and taxane, to which most ovarian cancer patients become resistant in late stage disease.
OVATURE Clinical Trial
The OVATURE clinical trial is a major multi-centre international Phase III clinical trial of orally-administered phenoxodiol in combination with carboplatin in women with advanced ovarian cancer resistant or refractory to platinum-based drugs to determine its safety and effectiveness when used in combination with carboplatin. The OVATURE trial has been approved by the U.S. Food and Drug Administration (“FDA”) under a Special Protocol Assessment (“SPA”) program indicating that the study design, clinical endpoints and statistical analysis are acceptable to the FDA. The protocol provides for an interim analysis of the data, which, if statistically significant can be used to support a request for accelerated marketing approval. An analysis of the interim results will be possible after the targeted patient recruitment is completed and 95 patients have disease progression.
The OVATURE clinical trial is recruiting ovarian cancer patients whose cancer initially responded to chemotherapy but has since become resistant or refractory to traditional platinum treatment. Patients are being recruited at clinical sites across the US, UK, Europe and Australia.
In May 2008, MEI announced that the FDA agreed that the accrual time for the OVATURE study may be extended to facilitate complete patient enrollment in the US, UK, Europe and Australia. Increasing the accrual period allowed decreasing the total number of patients in the study, without changing the required statistical analyses. As a result, the OVATURE study will enroll 340 patients at 60 - 80 clinical sites throughout the US, UK, Europe and Australia. Initially, this study was announced to enroll 470 patients.
In June 2008 and again in November 2008, a review by the Independent Data Monitoring Committee (IDMC) recommended that the OVATURE clinical trial continue. The IDMC is responsible to ensure that patients recruited to the study are not exposed to unnecessary safety risks, that the study continues to meet its clinical objectives and that it is run according to the required standards of Good Clinical Practice. Following these scheduled reviews of safety and efficacy data, the IDMC recommended on both occasions that the study remain open and continue as planned towards its target of 340 patients.

Prostate cancer
MEI has completed a Phase II study in advanced hormone refractory prostate cancer in Australia and in October 2007, MEI announced that it was conducting a Phase II clinical trial using phenoxodiol as first line treatment in men with early stage prostate cancer (35 patients with androgen dependent prostate cancer but rising prostate specific antigen (“PSA”) compared to patients with late stage hormone refractory disease (25 patients with chemotherapy naïve androgen independent disease).The study is being conducted at Yale Cancer Center and the West Haven Veterans Administration Hospital Connecticut in the U.S. Both of these patient groups represent areas of unmet medical need in this common cancer.
Triphendiol
Triphendiol is a synthetic investigational anti-cancer compound based on an isoflavan structure and is being developed by MEI. Similar to phenoxodiol, triphendiol is a multiple signal transduction inhibitor. Preliminary screening studies have identified triphendiol as a candidate for product development showing a favorable in vitro toxicity profile against normal cells and broad activity against cancer cells. In March 2008, MEI announced that data presented at the annual meeting of the American Association for Cancer Research (AACR) revealed that triphendiol may aid in the treatment of pancreatic cancer. The data indicated activity of triphendiol against human pancreatic cancer and bile duct tumors in vitro and in animals in laboratory testing. Triphendiol is being developed initially in oral form for the treatment of pancreatic and bile duct cancers.
Triphendiol has completed two Phase I human trials in Australia which have demonstrated a good safety profile and acceptable absorption, metabolism and excretion or pharmacokinetics when administered by the oral route.
In January 2008, the Company’s subsidiary MEI announced that triphendiol had been granted orphan drug status by the FDA for the treatment of pancreatic cancer and cholangiocarcinoma, or bile duct cancer. In February 2008, MEI announced that triphendiol had been granted Orphan Drug status by the FDA for the treatment of Stage IIB through Stage IV malignant melanoma.
An Orphan Drug refers to a product that is intended for use in a disease or condition that affects fewer than 200,000 individuals in the U.S. A grant of Orphan Drug status provides seven years of market exclusivity for the orphan indication after approval by the FDA, as well as study design assistance and eligibility for grant funding from the FDA during its development. Triphendiol is in the early stages of clinical development and it is anticipated that significant clinical testing will be required to prove safety and efficacy before marketing applications may be filed with the FDA.

As a result of the global financial crisis and the need to conserve its cash resources MEI has decided to limit the development of triphendiol to the stage of an IND application.
NV-128
NV-128 is a cancer compound which has been shown in pre-clinical studies to promote cancer cell death in multi-drug resistant ovarian cancer cells by targeting the AKT-mTOR pathway. Structurally, NV-128 is an analog of phenoxodiol and triphendiol. While phenoxodiol induces programmed cell death, or apoptosis, which is mediated by an enzymatic protein or caspase NV-128 has been shown to induce DNA degradation that is not mediated by caspase and causes cancer cell death via inhibition of the AKT-mTOR pathway.
These results were announced during the year following the completion of pre-clinical studies conducted at Yale University School of Medicine in the U.S.
Anti-Inflammatory
NV-52
In December 2007, the Company announced the results of a Phase Ib clinical trial of the investigational new drug NV-52 for the treatment of inflammatory bowel disease (IBD). The results indicated that drug treatment may be possible with a daily dose. The study was conducted at Griffith and Bond Universities in Australia. In this study, NV-52 was administered once daily over seven days to nine healthy volunteers. During that time, the levels of NV-52 were measured in the blood and a wide range of safety assessments undertaken. Subsequent to this a Phase II study of NV-52 of IBD patients has commenced at Brisbane Mater Hospital to evaluate the impact of the drug on disease markers in patients in remission.
NV-52 is a synthetic phenolic derivative which, when given orally, protects mice from developing inflammation of the intestine or colitis, where it has been effective at not only reducing the severity of acute inflammation in the bowel, but also at inhibiting its initiation. Formal toxicology testing has demonstrated that NV-52 is a non-toxic compound, causing no adverse effects in animals, as well as having no genotoxic or mutagenic effects in laboratory assays.
FAIMs
The Company announced in July 2007 that a new investigational anti-inflammatory drug produced promising results in animal studies which were conducted at the Rheumatology Unit in the Royal Adelaide Hospital.
The effect of the new drug was examined in a well established model of arthritis in rats which mimics the joint inflammation found in human arthritis.

The drug is one of a family of novel anti-inflammatory therapeutics known as flavonoid anti-inflammatory molecules (“FAIMs”).These compounds possess robust anti-inflammatory activity in vitro and, as now demonstrated, also in vivo. These compounds are designed to avoid cardiovascular, gastrointestinal and renal side effects associated with some of the current commonly used anti-inflammatory drugs.
Cardiovascular
NV-27
In February 2008, the Company undertook a Phase I human clinical trial of the novel cardiovascular drug, NV-27. This drug has been developed from the Novogen flavonoid technology platform and has been designed to be administered orally to reduce restenosis or reblocking of arteries after surgery to clear blockages, commonly involving insertion of arterial stents. NV-27 has been demonstrated to inhibit those processes in vitro via a variety of mechanisms. Importantly, orally administered NV-27 has been extremely effective in protecting against restenosis following endothelial injury in animal studies. The Phase I clinical study was conducted in association with Bond University, Queensland, Australia. In this human study no toxic side effects were observed and favourable pharmacokinetics were demonstrated. NV-27 therefore appears to be a promising candidate for an orally delivered agent to reduce restenosis following coronary artery stenting. Additional toxicity testing is being undertaken to enable the drug to progress into further human clinical trials.
Wound Healing
GLYC-101
In January 2008, the Company announced that its subsidiary Glycotex obtained an active Investigation New Drug Application (IND) from the FDA for the start of a Phase IIa clinical trial of its lead product candidate GLYC-101, administered topically for the treatment of burn wounds. The Phase IIa pilot study was completed in April 2008, and a Phase IIb human clinical trial has commenced in the U.S. This trial is a randomised, double-blind, placebo controlled clinical trial designed to investigate the safety and clinical outcomes of topically applied GLYC-101 compared to placebo in subjects undergoing carbon dioxide laser skin resurfacing.
GLYC-101 is intended to stimulate and modulate the natural cascade of wound healing activities in several cell populations. The product candidate is a topical gel formulation to be applied directly on the wound surface. The strategic priorities for GLYC-101 include wound healing following laser ablation, burn wounds, surgical wounds, venous ulcers and diabetic ulcers.

Consumer health care
The Company launched its first dietary supplement product, Promensil, in September 1997 in Australia.
Promensil and Trinovin are “dietary supplements” that deliver standardized levels of all four isoflavones — daidzein, genistein, formononetin and biochanin. In addition, the Company has entered into distribution agreements for a range of products which provide recognized health benefits including Vinalac a probiotic, Promensil Menopause Tests, and Aliten for weight control. The Company has also introduced dietry supplement line extensions including Promensil Vitality and Promensil Double Strength.
The Company has established 100% owned subsidiary companies in the U.S., Canada, and the U.K. to market and distribute its range of dietary supplements. The Company has also entered into agency agreements to distribute its dietary supplements in Singapore, Indonesia, South Africa, Ireland, Austria, the Netherlands, Switzerland, Belgium and Italy. In 2006, the Company licensed the U.S. rights to market Promensil and Trinovin brands to Natrol, Inc.
The following table is an analysis of revenue from sales and other sources during the past three fiscal years by categories of activity and by geographical market. Other revenue consists principally of interest income, grants received and royalty receipts. See Note 2 to the Consolidated Financial Statements.

Category of Activity

	2006	2007	2008
	(A$’000)	(A$’000)	(A$’000)

Revenue from sale of goods	13,500	10,709	9,400
Other revenue	3,945	6,586	3,883

Total Revenue	17,445	17,295	13,283

Geographical Markets

	2006	2007	2008
	(A$’000)	(A$’000)	(A$’000)

Revenue from sale of goods
Australia/NZ	5,166	4,453	4,755
Europe	2,614	3,104	2,217
North America	5,720	3,152	2,428

	13,500	10,709	9,400

Other revenue
Australia/NZ	3,366	5,751	3,145
Europe	4	7	5
North America	575	828	733

	3,945	6,586	3,883

Total Revenue	17,445	17,295	13,283

Source and Availability of Raw Materials
Phenolic Pharmaceutical Compounds
Small quantities of the synthetic phenolic compounds used in the Company’s pre-clinical studies and clinical trials are currently being manufactured at the Company’s pilot facility located at North Ryde and through contracted third party manufacturers. The pilot plant facility has the capability to provide sufficient product for pre-clinical and initial clinical trial purposes for the cancer, cardiovascular and anti-inflammatory programs. The Company has taken the strategic decision not to manufacture compounds for larger clinical trials or commercial scale Active Pharmaceutical Ingredients (API) for its drug candidates, including phenoxodiol and triphendiol as these can be more economically supplied by third parties with particular expertise in this area.
Isoflavones
Isoflavones for use in consumer health care products are supplied under contract entered into with a third party supplier. The Company also uses contract formulators and packers in Australia to tablet and pack the final product for supply to world markets.
In May 2007, the Company announced that it had decommissioned the existing isoflavone extraction facility at Wyong NSW. In October 2007, the Company announced that it had sold the property realizing A$4.0 million gross proceeds.
Marketing Channels
The Company is currently marketing a range of consumer health care products primarily based on its isoflavone technology.
The Company’s marketing strategy is to continue to be responsible for the direct marketing of its consumer health care products in Australia, Canada and the U.K. The Company has entered into third party distribution arrangements in Singapore, South Africa, Austria, Ireland, Italy, Switzerland, Belgium and the Netherlands and has licensed the U.S. rights to Promensil and Trinovin to Natrol,Inc.
Patent Protection
The most important area of the intellectual property (“IP”) of the Company is the Company’s discovery that isoflavonoid-derived phenolic compounds have biological activity. This is the basis of the Company’s drug discovery and development program. A number of these phenolic compounds have been identified by the Company as offering significant commercial potential as new pharmaceuticals and these are currently under development. The Company has multiple PCT (Patent Cooperation Treaty) applications pending relating to these compounds and a wide range of therapeutic indications.

The Company pursues a broad patent application filing strategy, and filing PCT patent applications can be used to pursue patent protection in member countries with significant markets for our products. All current patent applications are filed in the name of, or assigned to either Novogen Inc., Novogen’s wholly-owned U.S. subsidiary, or Novogen Research Pty Ltd, one of Novogen’s wholly-owned Australian subsidiaries.
The areas with expanding patent applications cover include novel dimeric and novel aminated isoflavones, isoflavone formulations and various uses, combined isoflavone/ chemotherapy and isoflavone/ radiotherapy treatments and glucan preparation and uses.
The patent family covering a novel food product was abandoned.
During the year 22 patents were granted as follows:

AUSTRALIA
Patent # 2003257264	Repair of DNA mutagenic damage
Patent # 2004224982	Therapeutic methods and compositions involving isoflavones
Patent # 2004200117	Production of isoflavone derivatives
Patent # 2006200292	Treatment of restenosis
Patent # 2002227771	Regulation of lipids and/or bone density and compositions thereof

CANADA
Patent # 2288321	Preparation of isoflavones from legumes
Patent # 2214899	Process for glucan preparation and therapeutic uses of glucan

HONG KONG
Patent # 1022425	Therapeutic methods and compositions involving isoflavones

ISRAEL
Patent # 128765	Therapeutic methods and compositions involving isoflavones

MEXICO
Patent # 250862	Therapeutic methods and compositions involving isoflavones

NEW ZEALAND
Patent # 539149	Skin photoageing and actinic damage treatment

NORWAY
Patent # 325127	Preparation of isoflavones from legumes
Patent # 325456	Therapy of oestrogen associated disorders

SINGAPORE
Patent # 110763	Combination of chemotherapy compositions and methods
Patent # 122109	Combinational radiotherapy and chemotherapy compositions and methods
Patent # 111549	Aminated isoflavonoid derivatives and uses thereof
Patent # 111389	Skin photoageing and actinic damage treatment
Patent # 109379	Repair of DNA mutagenic damage

TURKEY
Patent # TR200301485B	Dimeric isoflavones

US
Patent # 7312344	Dimeric isoflavones

NEW ZEALAND
Patent # 539819	Compositions and therapeutic methods involving isoflavones and analogues thereof
Patent # 529085	Compositions and therapeutic methods involving isoflavones and analogues thereof
These grants bring the number of patents issued to 90.
Trademark Protection
The Company also seeks IP protection through trademark registration of product names and corporate logos. The Company has an active program of registering all product trademarks in significant markets.
Licensing Arrangements
In 1997, the Company granted an exclusive license for the use of soy under three Novogen patent applications to Dupont Protein Technologies, Inc. (“DTI”) and DTI’s subsequent joint venture with Solae LLC (formerly know as Bunge). During fiscal 2005, this licence was transferred to Archer Daniels Midland Company (ADM). Under the terms of the transfer, ADM assumes the rights and obligations formally held by Solae LLC, including the obligation for royalty and milestone payments under the terms of the licence. In connection with this licence agreement the Company received royalty payments from ADM of A$1.4 million and A$1.7 million in fiscal years 2008 and 2007 respectively. In fiscal 2007, the Company also received payment of A$2.1 million in litigation settlements and licence fees from Sante Naturelle, Chattem, Inc. and Natrol, Inc. This payments were once-off and were not repeated in fiscal 2008. For further information refer to “Item 5. Operating and Financial Review and Prospects — Operating Results — Fiscal 2008 v. Fiscal 2007.”
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

The ASX imposes listing rules on all listed companies, such as Novogen. The rules cover issues such as continuous and immediate disclosure to the market of relevant information, periodic financial reporting and the prior approval of reports to shareholders.
The Company believes that it materially complies with the foregoing Australian laws and regulations pertaining to public and private companies.
The Company’s products and manufacturing facilities also are regulated by various Australian federal and state authorities. The Company’s manufacturing facilities hold the appropriate licenses concerning the manufacture of health products.
Regulatory Requirements
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
Medicines with a higher level of risk (prescription medicines, some non-prescription medicines) are evaluated for quality, safety and efficacy and are registered on the ARTG. Medicines with a lower risk (over the counter medicines including vitamins) are assessed only for quality and safety. Medicines included in the ARTG can be identified by the AUST R number (for registered medicines) or an AUST L number (listed medicines) that appears on the packaging of the medicine.
In order to ensure that a product can be included in the ARTG, a sponsoring company must make an application to the Therapeutic Goods Administration, or TGA. The application usually consists of a form accompanied by data (based on the European Union requirements) to support the quality, safety and efficacy of the drug for its intended use and payment of a fee. Application details are available on the TGA website http://www.tga.gov.au.
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

In the U.S., pharmaceutical products are regulated by the FDA under the Federal Food, Drug, and Cosmetic Act or FDCA and other laws including in the case of biologics, the Public Health Service Act. We believe, but cannot be certain, that our products will be regulated as drugs by the FDA. The process required by the FDA before drugs may be marketed in the U.S. generally involves the following:
•	pre-clinical laboratory evaluations, including formulation and stability testing, and animal tests performed under the FDA’s Good Laboratory Practices regulations to assess potential safety and effectiveness;

•	submission and approval of an Investigational New Drug Application, or IND, application, including results of pre-clinical tests and protocols for clinical tests, which must become effective before clinical trials may begin in the U.S.;

•	obtaining approval of Institutional Review Boards or IRB’s to administer the products to human subjects in clinical trials;

•	adequate and well-controlled human clinical trials to establish the safety and efficacy of the product for the product’s intended use;

•	development of manufacturing processes which conform to FDA current Good Manufacturing Practices, or cGMPs, as confirmed by FDA inspection;

•	submission of pre-clinical and clinical studies results, and chemistry, manufacture and control information on the product to the FDA in a New Drug Approval Application, or NDA; and

•	FDA review and approval of an NDA, prior to any commercial sale or shipment of a product.
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
The Company cannot be certain that it will successfully complete Phase I, Phase II, or Phase III testing of our products within any specific time period, if at all. Furthermore, the FDA, the IRB or the Company may suspend or terminate clinical trials at any time on various grounds, including a finding that the subjects or patients are being exposed to an unacceptable health risk.
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
Each NDA must be accompanied by a user fee, pursuant to the requirements of the Prescription Drug User Fee Act, or PDUFA, and its amendments. According to the FDA’s fee schedule, effective on October 1, 2008 for the fiscal year 2009, the user fee for an application requiring clinical data, such as an NDA, is $1,247,200. The FDA adjusts the PDUFA user fees on an annual basis. PDUFA also imposes an annual product fee for prescription drugs and biologics ($71,520), and an annual establishment fee ($425,600) on facilities used to manufacture prescription drugs and biologics. A written request can be submitted for a waiver for the application fee for the first human drug application that is filed by a small business, but there are no waivers for product or establishment fees. We are not at the stage of development with our products where we are subject to these fees, but they are significant expenditures that may be incurred in the future and must be paid at the time of application submissions to FDA.

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
The FDA’s policies may change, and additional governmental regulations may be enacted that could delay, limit, or prevent regulatory approval of our products or affect our ability to manufacture, market, or distribute our products after approval. Moreover, increased attention to the containment of healthcare costs in the U.S. and in foreign markets could result in new government regulations that could have a material adverse effect on our business. Our failure to obtain coverage, an adequate level of reimbursement, or acceptable prices for our future products could diminish any revenues we may be able to generate. Our ability to commercialize future products will depend in part on the extent to which coverage and reimbursement for the products will be available from government and health administration authorities, private health insurers, and other third-party payers. European Union member states and U.S. Government and other third-party payers increasingly are attempting to contain healthcare costs by consideration of new laws and regulations limiting both coverage and the level of reimbursement for new drugs. We cannot predict the likelihood, nature or extent of adverse governmental regulation that might arise from future legislative or administrative action, either in the U.S. or abroad.

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
Under the Drug Price Competition and Patent Term Restoration Act of 1984 a sponsor may obtain marketing exclusivity for a period of time following FDA approval of certain drug applications, regardless of patent status, if the drug is a new chemical entity or if new clinical studies were required to support the marketing application for the drug. This marketing exclusivity prevents a third party from obtaining FDA approval for an identical or nearly identical drug under an Abbreviated New Drug Application or a “505(b)(2) New Drug Application.” The statute also allows a patent owner to obtain an extension of applicable patent terms for a period equal to one-half the period of time elapsed between the filing of an IND and the filing of the corresponding NDA plus the period of time between the filing of the NDA and FDA approval, with a five year maximum patent extension. We cannot be certain that Novogen will be able to take advantage of either the patent term extension or marketing exclusivity provisions of these laws.
The Best Pharmaceuticals for Children Act, or BPCA, signed into law on January 4, 2002, was reauthorized and amended by the FDA Amendments Act of 2007 or FDAAA. The reauthorization of BPCA provides an additional six months of patent protection to NDA applicants that conduct acceptable pediatric studies of new and currently-marketed drug products for which pediatric information would be beneficial, as identified by FDA in a Pediatric Written Request. The Pediatric Research Equity Act, or PREA, signed into law on December 3, 2003, also was reauthorized and amended by FDAAA. The reauthorization of PREA requires that most applications for drugs and biologics include a pediatric assessment (unless waived or deferred) to ensure the drugs’ and biologics’ safety and effectiveness in children. Such pediatric assessment must contain data, gathered using appropriate formulations for each age group for which the assessment is required, that are adequate to assess the safety and effectiveness of the drug or the biological product for the claimed indications in all relevant pediatric subpopulations, and to support dosing and administration for each pediatric subpopulation for which the drug or the biological product is safe and effective. The pediatric assessments can only be deferred provided there is a timeline for the completion of such studies. The FDA may waive (partially or fully) the pediatric assessment requirement for several reasons, including if the applicant can demonstrate that reasonable attempts to produce a pediatric formulation necessary for that age group have failed.

European Union Regulatory Requirements
Outside the U.S., the Company’s ability to market products will also be contingent upon receiving marketing authorizations from the appropriate regulatory authorities and compliance with applicable post-approval regulatory requirements. Although the specific requirements and restrictions vary from country to country, as a general matter, foreign regulatory systems include risks similar to those associated with FDA regulation, described above. Under EU regulatory systems, marketing authorizations may be submitted either under a centralized or a national procedure. Under the centralized procedure, a single application to the European Medicines Agency (EMEA) leads to an approval granted by the European Commission which permits the marketing of the product throughout the EU. The centralized procedure is mandatory for certain classes of medicinal products, but optional for others. For example, all medicinal products developed by certain biotechnological means, and those developed for cancer and other specified diseases and disorders, must be authorized via the centralized procedure. We assume that the centralized procedure will apply to our products that are developed by means of a biotechnology process. The national procedure is used for products that are not required to be authorized by the centralized procedure. Under the national procedure, an application for a marketing authorization is submitted to the competent authority of one member state of the EU. The holders of a national marketing authorization may submit further applications to the competent authorities of the remaining member states via either the decentralized or mutual recognition procedure. The decentralized procedure enables applicants to submit an identical application to the competent authorities of all member states where approval is sought at the same time as the first application, while under the mutual recognition procedure, products are authorized initially in one member state, and other member states where approval is sought are then requested to recognize the original authorization based upon an assessment report prepared by the original authorizing competent authority. Both the decentralized and mutual recognition procedures should take no longer than 90 days, but if one member state makes an objection, which under the legislation can only be based on a possible risk to human health, the application will be automatically referred to the Committee for Medicinal Products for Human Use (CHMP) of the EMEA. If a referral for arbitration is made, the procedure is suspended. However, member states that have already approved the application may, at the request of the applicant, authorize the product in question without waiting for the result of the arbitration. Such authorizations will be without prejudice to the outcome of the arbitration. For all other concerned member states, the opinion of the CHMP, which is binding, could support or reject the objection or alternatively could reach a compromise position acceptable to all EU countries concerned. The arbitration procedure may take an additional year before a final decision is reached and may require the delivery of additional data.
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

Organizational Structure
Corporate Structure
Novogen Limited is a company limited by shares and is incorporated and domiciled in Australia. Novogen Limited and its controlled entities “Novogen” or the “Group” have prepared a consolidated financial report incorporating the entities that Novogen Limited controlled during fiscal 2008, which included the following controlled entities:

Name of Entity	Country of Incorporation	Ownership %+
Novogen Laboratories Pty Ltd	Australia	100
Novogen Research Pty Ltd	Australia	100
Central Coast Properties Pty Ltd	Australia	100
Phytosearch Pty Ltd	Australia	100
Phytogen Pty Ltd	Australia	100
Glycotex Pty Ltd	Australia	100
Norvogen Pty Ltd	Australia	100
Novogen Inc	U.S.	100
Glycotex, Inc.	U.S.	81.0
Novogen Limited (U.K.)	U.K.	100
Promensil Limited	U.K.	100
Novogen BV	Netherlands	100
Novogen Canada Limited	Canada	100
Marshall Edwards, Inc.	U.S.	71.9
Marshall Edwards Pty Limited*	Australia	71.9

*	Indirect ownership through Marshall Edwards, Inc.

+	Ownership % at June, 30, 2008.
Property, Plant and Equipment
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

Item 4A. Unresolved Staff Comments
None
Item 5. Operating and Financial Review and Prospects
The following discussion and analysis should be read in conjunction with “Item 18. Financial Statements” included below. Operating results are not necessarily indicative of results that may occur in future periods. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. The actual results may differ materially from those anticipated in the forward-looking statements as a result of many factors including, but not limited to, those set forth under “Forward-Looking Statements” and “Risk Factors” in Item 3. “Key Information” included above in this Annual Report. All forward-looking statements included in this document are based on the information available to us on the date of this document and we assume no obligation to update any forward-looking statements contained in this Annual Report.
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
Returns
Over the last three years, returns and estimates of return liability were not considered material and are detailed below.

	Balance at	Charged to
	Beginning of	Cost and	Actual	Balance at
	year	Expense	Returns	End of Year

	A$’000	A$’000	A$’000	A$’000

Allowance for Sales returns:
Year ended June 30, 2006	456	454	814	96
Year ended June 30, 2007	96	380	351	125
Year ended June 30, 2008	125	145	223	47

Discounts
Discounts are generally calculated as deductions off our invoice price and as such do not require significant judgment in determining accrual amounts. Over the last three years, the discounts and estimate of claims were not considered material and are detailed below:

	Balance at	Charged to
	Beginning of	Cost and	Actual	Balance at
	year	Expense	Discounts	End of Year

	A$’000	A$’000	A$’000	A$’000

Allowance for Sales discounts:
Year ended June 30, 2006	194	895	952	137
Year ended June 30, 2007	137	688	708	117
Year ended June 30, 2008	117	554	592	79
Inventory Adjustments
Inventories are measured at the lower of cost or net realizable value. The Company reviews the components of inventory on a regular basis for excess, obsolete and impaired inventory based on estimated future usage and sales. The likelihood of any material inventory write-downs is dependent on rapid changes in customer demand or new product introductions by competitors.
For additional information on significant accounting policies refer to Item 18 “Financial Statements” — Note 1 — “Summary of Significant Accounting Policies”.

Results of Operations
The following table provides a summary of revenues and expenses to supplement the more detailed discussions below:
INCOME STATEMENTS
for the year ended 30 June, 2008

	Notes		Consolidated
			2008	2007	2006	2008
			A$’000	A$’000	A$’000	US$’000

Revenue	2		13,283	17,295	17,445	12,701
Cost of sales			(4,090)	(6,945)	(5,445)	(3,911)

Gross profit			9,193	10,350	12,000	8,790

Other income	2		1,623	2,710	793	1,552

Research & development expenses			(18,811)	(16,134)	(12,014)	(17,987)
Selling & promotional expenses			(6,134)	(7,908)	(9,013)	(5,865)
Shipping and handling expenses			(300)	(392)	(556)	(287)
General and administrative expenses			(9,792)	(12,902)	(8,769)	(9,363)
Other expenses			(528)	(17)	(301)	(504)
Finance costs			(24)	(2)	(52)	(23)

Loss before income tax			(24,773)	(24,295)	(17,912)	(23,687)

Income tax expense	3		(4)	(1)	(1)	(4)

Loss for the period			(24,777)	(24,296)	(17,913)	(23,691)

Loss attributable to minority interest			4,513	4,315	1,693	4,315

Loss attributable to members of Novogen Limited	13	(c)	(20,264)	(19,981)	(16,220)	(19,376)

Operating Results — Fiscal 2008v Fiscal 2007
Revenue
The Group earned gross revenues for the year ended 30 June, 2008 of A$13.3 million versus A$17.3 million in the previous corresponding period, a reduction of A$4.0 million. The reduction in revenue was due to decreased sales of the Group’s consumer health care products of A$1.3 million or 12%. The decrease in sales in fiscal 2007 to fiscal 2008 was mainly due to the Company’s licensing of its U.S. consumer health care products to Natrol, Inc. in 2007. Other revenue for the fiscal year ended June 30, 2008 was A$3.9 million, which represented a decrease of A$2.7 million from A$6.6 million for the fiscal year ended June 30, 2007. Other revenue was higher in fiscal 2007 than fiscal 2008 due to the Company’s receipt of one time license fees from Natrol Inc. and litigation settlement amounts from Sante Naturelle and Chattem Inc. in connection with license and patent infringement in the U.S. and Canada.
Consumer product sales
Sales of consumer health care products decreased by A$1.3 million to A$9.4 million for the twelve months ended 30 June, 2008 from A$10.7 million for the twelve months ended 30 June, 2007.
Sales in Australasia (including sales to export markets) for the year ended 30 June, 2008 were A$4.8 million, an increase of A$0.3 million or 7% from A$4.5 million for the previous year. The increase was due to the launch of Promensil Double Strength formulation and Promensil Vitality products. There was no sales revenue from the U.S. as consumer products were licensed to Natrol, Inc. from the end of October 2006 and this represents a reduction of A$1.4 million for the twelve month period to 30 June last year. Canadian sales for the year ended 30 June 2008 increased by A$0.6 million to A$2.3 million up from A$1.7 million for the previous 12 month period, due to the launch of Promensil Double Strength formulation and increased volume sales as a result of promotional programs. Sales revenue in Europe decreased by A$0.9 million to A$2.2 million for the twelve month period to 30 June, 2008 compared to A$3.1 million for the same period last year. European sales decline was caused by a reduction in the supplement market for menopause.
During the year ending 30 June, 2008 the Group expanded its consumer health care business with the introduction of Promensil into Belgium. The Company also entered into a third party distribution agreement in the Netherlands in an effort to maximise the contribution from the territory.
Novogen’s marketing strategy of developing consumer health care brands through consumer campaigns, continual health care professional communications and retail expansion will continue.The Company expects to achieve future growth through leveraging the Promensil brand into new markets.

Costs and expenses
Total expenses before interest and tax decreased by A$4.6 million to A$39.7 for the year ended June 2008 compared to A$44.3 million for the year ended June 2007. Cost of sales decreased A$2.9 million corresponding with reduced sales from the licence of the U.S. health products. Savings were also achieved as a result of disposing of the Wyong production facility. Selling and promotional expenses decreased by A$1.8 million to A$6.1 million which was also related to the licence of the U.S. health products in the prior year with U.S. expenses not recurring in fiscal 2008. Research and development expenses increased by A$2.7 million compared to the corresponding period last year. The increase was primarily due to expenses associated with the Phase III OVATURE clinical trial being conducted by MEI. Research and development expenses also reflected an increase in costs associated with the development of glucoprime the Company’s glucan based product being developed by Novogen’s subsidiary Glycotex. General and administration expenses were reduced by A$3.1 million due to one-off amounts of A$2.1 million representing non-cash, share based payments incurred by MEI in establishing the Standby Equity Distribution Agreement (“SEDA”) and a A$1.4 million employee termination payment which were incurred in the financial year ended 30 June, 2007 and which were not incurred in the 30 June, 2008 year.
Net loss
The operating loss attributable to Novogen shareholders for the financial year, after allowing for losses attributable to minority interests of A$4.5 million, increased by A$0.3 million to A$20.3 million from a loss of A$20.0 million for the previous year.
The net loss from ordinary activities after income tax for the consolidated group for the year ended 30 June, 2008 increased by A$0.5 million to A$24.8 million from A$24.3 million for the previous year. The increase in the Group’s net loss for the year ended 30 June, 2008 was due to reduced revenues and other incomes being largely offset by reduced expenditures.
Operating Results — Fiscal 2007 v Fiscal 2006
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
Costs and Expenses
Total expenses before interest and tax increased by A$8.2 million to A$44.3 million for the year ended June 30, 2007 from A$36.1 million for the previous year. Cost of sales increased by A$1.5 million due to the costs of running the Wyong production facility at less than normal operation capacity resulting in production cost variances not capitalised into inventory. Selling and promotional expenses decreased by A$1.1 million to A$7.9 million. The decrease was associated with decrease in costs in the U.S. following the U.S. consumer products being licensed to Natrol, Inc. from the end of October 2006. Research and development expenses were A$16.1 million, an increase of A$4.1 million from A$12.0 million last year. The increase was primarily due to expenses associated with the Phase III OVATURE clinical trial being conducted by Marshall Edwards. Costs were also incurred in connection with production scale up activities of phenoxodiol and manufacture of clinical trial drug supplies. Research and development expenses also reflected an increase in costs associated with pre clinical development of glucoprime the Company’s glucan based product being developed by the Company’s subsidiary Glycotex, Inc. General and administration expenses were A$12.9 million, an increase of A$4.1 million from A$8.8 million for the same period last year. The increase was primarily due to A$2.1 million representing non-cash, share based payments incurred by Marshall Edwards in establishing the SEDA and a A$1.4 million employee termination payment.

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
Cash resources
At 30 June, 2008 the Group had total funds of A$37.4 million a reduction of A$2.1 million from the previous year’s balance of A$39.5 million. Total funds available to the Group at year end included cash and cash equivalents of A$35.4 million and term deposit investments of A$2.0 million maturing within 12 months.
During fiscal 2008, the Company had net cash outflows from operating activities of A$20.1 million compared to cash outflows of A$14.6 million in fiscal 2007. Cash was used to fund the Group’s operations including the OVATURE clinical trial program for the anti cancer drug phenoxodiol being undertaken by MEI and the clinical development of wound healing compound GLYC-101 by Glycotex. Cash resources were also used to fund the ongoing programs in the areas of cardiovascular and anti-inflammatory research and development.
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

In addition in August 2007, Marshall Edwards terminated its SEDA.
The Company invests its cash and cash equivalents in interest bearing facilities with various maturity dates. At the end of fiscal 2008, deposits amounting to A$7.5 million had a weighted average interest rate of 7.75% and cash deposits of A$27.9 million had a weighted average interest rate of 2.02%. In addition the Company had A$2.0 million invested in a term deposit with a maturity of less than 12 months with a weighted average interest rate of 8.5%
The Company has arranged a multi option facility with St George Bank Limited, an Australian commercial bank, of A$1.0 million, A$0.5 million of which was unused at the end of fiscal 2008.
The Company does not use derivative financial instruments in managing its foreign currency.
The Company believes that it has sufficient cash resources to fund planned operations over the next twelve months which includes progressing the OVATURE clinical trial.
The Company will require additional funds in order complete the OVATURE clinical trial and to progress clinical development programs for other drug candidates. As a result of the uncertainty in the financial markets, the Company does not anticipate being able to raise additional funds through the equity markets in the short to medium term. In order to obtain the additional funding necessary to conduct the business, the Company may need to rely on collaboration and /or licensing opportunities.
The Company cannot assure you that it will be able to raise the funds necessary to complete the OVATURE clinical trial and other research programs, or find appropriate collaboration or licensing opportunities.
There are no commitments for capital expenditure outstanding at the end of the financial year.
See Note 18 to the Financial Statements “Financial Instruments” for disclosures about financial risk management including interest rate risk, foreign currency risk and liquidity risk.
Post balance date capital raising
On 29 July, 2008 the Company entered into a Share Subscription Agreement with El Coronado Holdings LLC for the placement of 4,531,633 ordinary shares at a purchase price of A$1.2215 per share raising gross proceeds of A$5,535,390. Following the placement El Coronado LLC holds 19.9% of the Company’s issued and outstanding shares.

On 28 July, 2008 MEI entered into a securities subscription agreement with OppenheimerFunds Inc (“Oppenheimer”) and Novogen Limited pursuant to which MEI sold 1,700,000 and 2,908,295 shares of common stock to Oppenheimer and Novogen respectively, at a purchase price of US$2.17 per share. The aggregate proceeds to MEI from the sale of shares was US$10,000,000. The shares are registered under the Securities Act, pursuant to an effective shelf registration statement. On 30 July, 2008 MEI filed a prospectus supplement to the shelf registration statement covering the sale of shares to Oppenheimer and Novogen.
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
The Company spent A$18.8 million, A$16.1 million and A$12.0 million on gross research and development expenditure during fiscal 2008, 2007 and 2006 respectively.
Due to the nature and uncertainty of the research and development projects being undertaken by the Company, it is not possible to reasonably estimate the cost and timing of project completion. The costs of research and development projects are not estimated on a project by project basis. An analysis of costs between projects may only be performed on an arbitrary and subjective basis.
The progress on research and development projects and expenses is monitored and controlled in a number of ways:
•	All third party research and development, including the conduct of clinical trials, are carried out under contract. The contract details include project milestones and expenditure budgets. Senior Novogen research and development staff monitor the projects to ensure that milestones are achieved in a timely manner.
•	In-house research and development is managed by the Research and Development Director and senior research and development staff. Budgets are prepared annually and agreed upon by the Novogen Board. Expenses are monitored monthly, actual versus budget by expense line and in total.

Trend Information
The Company expects to consume cash and incur operating losses for the foreseeable future. The Company expects to continue its significant expenditure on research and development programs for its phenolic drug compounds, particularly MEI’s expenditure on OVATURE. The impact on cash resources and results from operations of this expenditure will vary with the extent and timing of the future clinical trial program. It is not possible to make accurate predictions of future operating results.
Sales of the Company’s consumer healthcare products decreased by A$1.3 million in fiscal 2008 compared to fiscal 2007, following the licencing of its consumer business in the U.S. to Natrol, Inc.
Off-Balance Sheet Arrangements
The Company does not have any off-balance sheet arrangements.
Table of Contractual Obligations
The following table summarizes our future payment obligations and commitments as at June 30, 2008.

		Payments due by period
In A$000’s	Total	Less than 1 year	1-3 years	4-5 years	After 5 years

Operating Leases	955	466	489		—
Other Expenditure Commitments *	19,046	10,493	8,553	—	—

Total Contractual Cash Obligations	20,001	10,959	9,042	—	—

*	represents research and development contracts for services to be rendered.

Item 6. Directors, Senior Management and Employees.
DIRECTORS
The names and details of the Company’s Directors during the financial year and up to the date of this report are as follows:
Mr. Philip A. Johnston (Chairman)
Mr. Christopher Naughton (Managing Director)
Professor Alan J. Husband (Executive Director)
Mr. Geoffrey M. Leppinus
Professor Paul J. Nestel AO
Mr. Peter B. Simpson
Directors were in office for the entire period.
Names, qualifications, experience and special responsibilities
Philip A. Johnston Non-executive Chairman
Dip Eng (Production)
Non-executive Director since 1997, Mr. Johnston was elected chairman of Novogen Limited effective January 1, 2001. Mr. Johnston has extensive experience in the pharmaceutical industry, including 9 years as an Executive Director of Wellcome Australia Limited. He was previously a Director of two subsidiary companies of GlaxoWellcome. He has had responsibility for production, distribution, quality assurance and consumer product development and has been directly involved in the establishment of strategic alliances and joint ventures. Mr. Johnston has completed a number of executive development programs including the University of New South Wales and the London Business School.
During the last three years, Mr. Johnston has served as a Director of the ASX listed company, Lipa Pharmaceuticals Limited and is currently a Director of NASDAQ listed, Novogen subsidiary, Marshall Edwards, Inc. Mr Johnston’s directorship of Lipa ended when Lipa ceased to be a public company in November 2007.
Christopher Naughton Managing Director
BEc, LLB
Managing Director since March 1997, Mr. Naughton joined Novogen Limited in 1996 as Commercial Director. Mr. Naughton has degrees in Economics from the Australian National University and in Law from the University of New South Wales. He has completed the Program for Management Development at the Harvard Business School and is an attorney in New South Wales. After working in merchant banking, he has over 20 years experience in the pharmaceutical industry, including appointments as a Director of Wellcome Australia Limited and in worldwide business development with The Wellcome Foundation Limited in the UK.

During the last three years Mr. Naughton has served as Chief Executive Officer and Director and is currently Chief Executive Officer and Director of the NASDAQ listed, Novogen subsidiary, Marshall Edwards, Inc.
Professor Alan J. Husband Executive Director
PhD, DSc, FASM
Professor Husband was appointed as a Director of Novogen Limited in May 2006. Professor Husband has over 30 years experience in basic and applied scientific research and research management. His academic research interests in immunology and pathology have been reflected in the publication of over 200 scientific papers and several books. He currently holds a professorial appointment at the University of Sydney. Professor Husband’s activities in basic and applied research, coupled with experience in the biotechnology industry, provided the foundations for his current appointment as Group Director of Research for the Group. In this position, Professor Husband is responsible for the development and commercialisation of the Group’s flavonoid drug technology platform. Professor Husband commenced working with the Company in 1996 and has managed the scientific discovery and clinical trial programs, including development of oncology, cardiovascular and anti-inflammatory therapeutics as well as wound healing technologies.
Geoffrey M. Leppinus Non-executive Director
BEc, FCA
Non-executive Director since February 2005, Mr Leppinus was, until July 2002, a Senior Audit and Advisory partner of KPMG with over 30 years experience in professional accounting and auditing. At KPMG he was responsible for the audit of a number of large public companies and the Australian subsidiaries of U.S. listed public corporations. Mr Leppinus has experience in the assessment of systems of internal control over financial reporting and the financial reporting requirements applicable to listed public companies. He also has a wide range of experience in conducting due diligence for business acquisitions. Mr Leppinus has served as a member of the Australian Auditing Standards Board and member of the State Council of the Institute of Chartered Accountants in Australia.
Professor Paul J Nestel Non-executive Director
AO, MD, FTSE, FRACP, FAHA, FCSANZ
Professor Nestel has served as a Director since 2001. Professor Nestel is currently on the Senior Faculty at the Baker Heart Research Institute & International Diabetes Institute, Melbourne. Professor Nestel is also a Consultant Physician at the Alfred Hospital, Melbourne. He is Honorary Professor of Medicine in the Faculty of Health, Medicine, Nursing and Behavioural Science at Deakin University, Melbourne. He was formerly Clinical Professor in Medicine, The Flinders University of South Australia. Professor Nestel has been closely involved in national and international pharmaceutical trials of cardiovascular drugs. He has been, and remains, a member of many national and international committees for research and policy on cardiovascular disease. He has published over 420 scientific and medical papers and is a Fellow of the Australian Academy of Technological Sciences and Engineering, the Royal Australasian College of Physicians, the American Heart Association and the Cardiac Society of Australia and New Zealand. Professor Nestel is an Officer of the Order of Australia and recipient of the Centenary Medal.

During the last three years Professor Nestel has served as a Director and is currently a Director for the NASDAQ listed, Novogen subsidiary, Marshall Edwards, Inc.
Peter B. Simpson Non-executive Director
MPharm, PhC
Non-executive Director since 1994, Mr. Simpson has extensive experience in the development of pharmaceutical products for international markets. He was Research and Development Manager with David Bull Laboratories for 8 years prior to his appointment as Chief Executive Officer of Biota Holdings Limited (“Biota”) in 1987. At Biota Mr. Simpson oversaw the research and development of an effective cure for influenza and the licensing of that discovery to Glaxo Limited. Mr. Simpson is currently associated with a wide range of biotechnology and pharmaceutical interests, predominately associated with the conduct of late stage clinical studies and the commercialisation of Australian biomedical discoveries. Mr. Simpson is also the Chairman of Biogenerics Australia Pty Ltd.
Executive Officers’ profiles
David R. Seaton — Chief Financial Officer
B Bus KCAE, M Com UNSW, CPA
Mr. Seaton has been the Chief Financial Officer of Novogen Limited since 1999. Mr. Seaton is a graduate in Business Studies and holds a Master of Commerce degree from the University of New South Wales. He has completed Management Development programs at Northwestern University in Chicago, Illinois, Duke University in Durham, North Carolina and the London Business School. He has had over 20 years experience in the pharmaceutical industry. Prior to joining Novogen Limited he was the Finance Director of GlaxoWellcome Australia Ltd. Mr. Seaton was also Finance Director of Wellcome Australia Limited prior to its merger with Glaxo in 1995.
Mr. Seaton has been the Chief Financial Officer and Secretary of Marshall Edwards since 2000. He has been a Director and the Secretary of Glycotex, Inc since September 2005. Mr. Seaton was appointed Chief Financial Officer of Glycotex, Inc. in November 2006.

Warren Lancaster — Vice President Commercial and Corporate Development
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
Craig Kearney — General Manager Consumer Business
BMS Waikato.
Mr. Kearney joined Novogen Limited in December 2001 as the General Manager of the Consumer Business. He has a Bachelor of Management Studies from Waikato University in New Zealand and has subsequently completed managerial development programmes at London School of Business and Duke University in Durham, North Carolina. He has worked 18 years in the Over The Counter (OTC) consumer pharmaceutical category, including 10 years for Wellcome New Zealand and Wellcome Australia, and 6 years for Parke Davis/Warner Lambert Australia. Prior to joining Novogen Limited, Mr. Kearney worked for Pfizer Australia. He held senior sales, marketing and business management roles for all three companies.
Ronald L Erratt
FINA
Mr. Erratt has been the Company Secretary of Novogen Limited since it floated on the ASX in 1994. He is also the Company Secretary for all of the wholly owned subsidiaries of Novogen. Mr Erratt has over 30 years experience in accounting and commercial roles. Prior to joining Novogen, he was the Director of Superannuation Fund Administration at Towers Perrin, an international firm of Actuaries and Management Consultants.
Compensation
Principles used to determine the nature and amount of remuneration
Remuneration philosophy
Remuneration is assessed for Directors and senior executives with the overall objective of ensuring maximum shareholder benefit from the retention of a high quality executive team. The appropriateness and nature of remuneration is assessed by reference to employment market conditions. The financial and non-financial objectives of the Company are also considered when assessing the remuneration of Directors and other key management personnel. However, Directors and other key management personnel’s annual remuneration has no variable performance bonus elements that are directly linked to Company financial performance with the exception of the Chief Executive Officer of Glycotex, Inc. Refer to section C “Employment Agreements” for details of performance bonus.

The Board has established a Remuneration Committee which is responsible for determining and reviewing the compensation arrangements for the Managing Director, Executive Director and other key management personnel.
Director’s fees
The Constitution (formerly known as the Memorandum and Articles of Association) of the Company and the ASX Listing Rules specify that the aggregate remuneration of Non-executive Directors shall be determined from time to time by General Meeting. The latest determination for Novogen Limited was at the Annual General Meeting held on 28 October, 2005 when the shareholders approved an aggregate remuneration of A$560,000. The total Non-executive Director remuneration of Novogen Limited for the year ended 30 June, 2008 utilised A$274,000, (2007: A$285,000) of this authorised amount.
The amount of aggregate remuneration sought to be approved by shareholders and the manner in which it is apportioned amongst Non-executive Directors is reviewed periodically.
Non-executive Director remuneration
Fees to Non-executive Directors reflect the demands which are made on, and the responsibilities of, the Directors. Non-executive Directors’ fees are reviewed periodically by the Board. In conducting these reviews, the Board considers independent remuneration surveys to ensure that Non-executive Directors’ fees are appropriate and in line with the market.
Each Non-executive Director receives a fee for being a Director of the Company. An additional fee is also paid for each Board committee on which a Director sits. The payment of additional fees for serving on a committee recognises the additional time commitment required by Non-executive Directors who serve on one or more committees.
Executive Directors and other key management personnel remuneration
The Remuneration Committee of the Board of Directors is responsible for determining and reviewing compensation arrangements for the Managing Director, Executive Director and other key management personnel. The Remuneration Committee assesses the appropriateness of the nature and amount of remuneration of such officers on a periodic basis by reference to relevant employment market conditions with the overall objective of ensuring maximum shareholder benefit from the retention of a high quality executive team. Such officers are given the opportunity to receive their base remuneration, which is structured as a total employment cost package, in a variety of forms including cash and prescribed non-financial benefits. It is intended that the manner of payment chosen will be optimal for the recipient without creating undue cost for the Group.

Long-term incentives.
All Executive Directors and executives have the opportunity to qualify for participation in the Employee Share Option Plan after achieving a qualifying service period.
Employment Agreements
Novogen Executive Directors and key management executives (standard contracts)
It is the Remuneration Committee policy that employment contracts are entered into with the Chief Executive Officer, the Research Director and each of the executives who are considered key management personnel. The existing contracts for service commenced in June 2006 and are for terms of three years with a notice period of six months. Under the terms of the contracts, the amount of remuneration may be reviewed from time to time during the contract period at the discretion of the Remuneration Committee. Key management executives are given the opportunity to receive their base remuneration, which is structured as a total employment cost package, in a variety of forms including cash and prescribed non financial benefits.
In the event that the Company terminates the employment of an executive under the terms of an existing contract, the Company must pay to the employee the pro-rata balance of the unexpired contract term plus an additional amount of one and one half times the then current annual remuneration of the employee. However, the maximum payable on termination by the Company will be three years remuneration. The minimum payable on termination by the Company will be eighteen months remuneration. The Company may terminate the contracts at anytime without notice if serious misconduct has occurred. Where such termination “with cause” occurs, there is no entitlement to termination payments under the contract. On termination, any unvested options issued under the Employee Option Plan are immediately forfeited.
Each of the foregoing employment contracts, other than the employment contract with Warren Lancaster, were filed as exhibits to the Company’s Annual Report on Form 20-F for the fiscal year ended June 30, 2006 filed with the U.S. Securities and Exchange Commission (the “SEC”) on November 29, 2006. The employment contract with Warren Lancaster was filed as an exhibit to the Company’s Annual Report on Form 20-F for the fiscal year ended June 30, 2007 filed with the SEC on December 14, 2007.
Details of Remuneration
Details of the remuneration of the Directors of Novogen Limited, other key management personnel and group executives of the Novogen Group are set out in the following table. Unless otherwise stated all Directors, other key management and Group executives were in office for the whole of the financial year ended June 30, 2008.

Remuneration of key management personnel and other Group Executives
(includes movements in executive leave provisions for untaken annual and long service leave).

				Post	Long term	Share based
	Short term benefits			employment	benefits	payments		Total
			Non-
	Salary &		monetary	Superan-	Long Service
2008	fees	Cash bonus	benefits	nuation	Leave	Options

	$	$	$	$	$	$	%	$

Key management personnel
Non-executive Directors
PA Johnston (i)	97,038	—	—	99,716	—	—	—	196,754
GM Leppinus	27,522	—	—	31,478	—	—	—	59,000
PJ Nestel AO (ii)	104,000	—	—	—	—	—	—	104,000
PB Simpson	54,585	—	—	4,915	—	—	—	59,500

Executive Directors
C Naughton (iii)	697,482	—	63,353	100,000	43,739	29,405	3.1%	933,979
AJ Husband	325,881	—	55,694	100,000	21,667	41,844	7.7%	545,086

Executives
DR Seaton (iii)	381,815	—	55,883	100,000	18,197	70,963	11.3%	626,858
WJ Lancaster (US)	195,485	—	31,808	—	—	32,066	12.4%	259,359
BM Palmer	182,932	—	38,479	16,338	(4,030)	38,826	14.2%	272,545
CD Kearney	208,494	—	22,094	18,500	7,541	40,133	13.5%	296,762
RL Erratt	101,109	—	42,877	100,000	15,894	37,445	12.6%	297,325

Other Group executives
R Koenig (iv)	316,314	52,966	21,098	20,560	—	—	—	410,938

	2,692,657	52,966	331,286	591,507	103,008	290,682	7.2%	4,062,106

(i)	Remuneration includes Director’s fees of A$100,754 paid by Marshall Edwards and Glycotex.

(ii)	Remuneration includes Director’s fees of A$45,000 paid by Marshall Edwards.

(iii)	Remuneration includes Director’s fees of A$55,754 paid by Glycotex.

(iv)	Remuneration includes performance milestone bonus of US$45,000 or 12.9% of total remuneration.
The elements of remuneration have been determined on the basis of the cost to the Company and the consolidated entity.
Share Based Compensation
Employee share option plan
All Executive Directors, Executives and other staff have the opportunity to qualify for participation in the Employee Share Option Plan after achieving a qualifying service period. The qualifying service period is determined from time to time by the Board under the terms of the Employee Share Option Plan and employees are currently required to have completed one year service before they are eligible for a grant of options. The amount and timing of options issued under the terms of the Employee Share Option Plan is entirely at the discretion of the Board.
Each option issued under the Employee Share Option Plan entitles its holder to acquire one fully paid ordinary share and is exercisable at a price equal to the weighted average price of such shares at the close of trading on the ASX for the five days prior to the date of issue. Options vest equally over a four year period from date of grant and expire five years after grant date. No performance conditions apply to the options granted, however, the unvested option lapses if the employee ceases to be an employee during the vesting period. Options are not transferable and can not be settled by the Company in cash. The Employee Share Option Plan provides that in the event of a change of control of the Company or in the event that the Company is taken over, outstanding options become exercisable regardless of vesting status.

There are no performance criteria relating to employee share options because the philosophy behind the Employee Share Option Plan is to encourage a general level of ownership in the Company by employees and align their interests with those of shareholders. The Employee Share Option Plan is modest in scale and is principally designed to foster teamwork and the benefits of pursuing shared goals.
Options granted as part of Director and Executive emoluments have been valued using the binomial option pricing model, which takes account of factors such as the option exercise price, the volatility of the underlying share price, the risk free interest rate, expected dividends, the current market price of the underlying share and the expected life of the option.
The fair value of such grants amortised are disclosed as part of Director and Executive emoluments on a straight-line basis over the vesting period. No adjustments have been made or will be made to reverse amounts in relation to options that never vest (i.e. forfeitures).
Fair values of options:
The fair value of each option is estimated on the date of grant using a binomial option-pricing model with the following assumptions used for grants made on:

	March 1,	October 26,	March 30,	April 21,	March 16,	February 27,	November 29,
	2008	2007	2007	2006	2005	2004	2002

Dividend yield	0%	0%	0%	0%	0%	0%	0%
Expected volatility	57%	55%	59%	66%	69%	69%	68%
Historical volatility	57%	55%	59%	66%	69%	69%	68%
Risk-free interest rate	6.35%	6.41%	6.09%	5.62%	5.67%	5.52%	5.27%
Expected life of option	5 years	4.4 years	5 years	5 years	5 years	5 years	5 years
Option fair value	A$0.60	A$0.66	A$1.40	A$2.10	A$2.96	A$2.82	A$1.26
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
No Director has received or has become entitled to receive, during or since the end of the fiscal year ended 2008, a benefit because of a contract made by Novogen Limited, a controlled entity, or a related body corporate with a Director, a firm of which a Director is a member or an entity in which a Director has a substantial financial interest.
Pension Benefits
The Company has paid A$1,147,000 during fiscal 2008 for employee superannuation benefits and pension benefits.
Board Practices
Novogen Board of Directors

		Year First	Current Term
Name	Postion Held	Appointed	Expires

P. A. Johnston	Chairman	1997	October-2009
C. Naughton	Managing Director	1997	—
P. B. Simpson	Director	1994	October-2011
P. J. Nestel	Director	2001	October-2009
G. M. Leppinus	Director	2005	October-2010
A. J. Husband	Executive Director	2006	October-2011
Term of Directors
The term for each Director (excluding the Managing Director) is three years at which time that Director retires from office and offers himself/herself for re-election at the next Annual General Meeting. For more information about the term and details of the Managing Director’s term refer to the Employment contract attached filed as Exhibit 4.1 to the Company’s Annual Report on Form 20F for fiscal year ended June 30, 2007 filed with the SEC on November 29, 2007.
The Board of Directors has the power to appoint any person to be a director either to fill a casual vacancy or as an additional Director (up to a maximum of 10). Any Director so appointed may hold office only until the next Annual General Meeting when he or she shall be eligible for election by the Company shareholders.

Board of Directors
The Board of Directors of Novogen Limited is elected by and accountable to shareholders. The Board monitors and directs the business and is responsible for the corporate governance of the Company. The Managing Director, who is accountable to the Board, is responsible for managing the development of the Company consistent with the objective of enhancing long term shareholder value.
Since January 30, 2007, the Board has been comprised of six Directors four of whom are non-Executive Directors. In addition, the Board has established —an Audit Committee and a Capital Works Committee.
There are also Scientific Advisory Boards whose membership includes the Executive Director which advises on clinical and scientific strategy and direction.
Structure of the Board of Directors
The skills, expertise and experience relevant to the position of Director held by each Director in office at the date of this Annual Report is included in Item 6 beginning on page 42. Directors are considered to be independent when they are independent of management and free from any business or other relationship that could materially interfere with, or could reasonably be perceived to materially interfere with, the exercise of their unfettered and independent judgement.
In the context of Director independence, “materiality” is considered from both the Company and individual Director perspective. In determining whether a non-Executive Director is independent, he or she must not hold more than 5% of the Company’s outstanding shares.
Also, the following qualitative factors, among others, are considered:.
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

In accordance with the definition of independence above, and the materiality thresholds set, the following Directors of Novogen Limited are considered to be independent:

Name	Position

Philip A. Johnston	Non-Executive Chairman
Professor Paul J. Nestel AO	Non-Executive Director
Peter B. Simpson	Non-Executive Director
Geoffrey M. Leppinus	Non-Executive Director
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
The Audit Committee also provides the Board with additional assurance regarding the reliability of financial information for inclusion in the financial reports. All members of the Audit Committee are independent Non-Executive Directors. The members of the Audit Committee during the fiscal year 2008 were Mr. Geoffrey Leppinus (Chairman), Professor Paul J. Nestel, Mr. Philip A. Johnston and Mr. Peter B. Simpson.
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
The Remuneration Committee is responsible for the oversight of Board succession and proposing candidates for Board vacancies. When a new Director is to be appointed, the Remuneration Committee reviews the range of skills, experience and expertise on the Board, identifies its needs and prepares a short list of candidates with appropriate skills and experience. The members of the Remuneration Committee during the fiscal year 2008 were Mr. Philip A. Johnston (Chairman), Mr. Geoffrey Leppinus, Professor Paul J. Nestel, and Mr. Peter B. Simpson.
Employees
The Company employed 68 people at June 30, 2008, 66 people at June 30, 2007 and 67 people at June 30, 2006 as follows
Category of Activity

	Number of People
	2008	2007	2006

Research and development	30	27	29
Production	14	14	13
Sales and marketing	12	13	13
Finance and administration	12	12	12

Total	68	66	67

Geographic Location

	Number of People
	2008	2007	2006

Australasia	63	63	63
North America	3	2	3
Europe	2	1	1

Total	68	66	67

Share Ownership
Directors’ holdings of shares and options in the Company
The table below shows the number of ordinary shares and options to purchase Ordinary Shares held directly or indirectly by the Directors of the Company as of October 31, 2008. The ordinary shares held by Directors do not entitle them to voting rights different from those of the Company’s shareholders.

	Ordinary	%	Options *
	Shares Fully	Total Shares	Number	Exercise	Expiry
	Paid	on Issue	Outstanding	Price (A$)	Date

P. A. Johnston	73,594	0.1	—	—	—
C. Naughton	633,511	0.6	91,196	2.41	30/03/2012
			218,664	1.06	1/03/2013
A. J. Husband	102,920	0.1	14,892	6.76	27/02/2009
			22,592	4.90	16/03/2010
			30,436	3.64	21/04/2011
			50,472	2.41	30/03/2012
			126,928	1.06	1/03/2013
P. J. Nestel	32,000	—	—	—	—
P. B. Simpson	5,500	—	—	—	—
G.M. Leppinus	3,000	—	—	—	—

*	Each option represents the right to purchase one ordinary share.
The tables below shows the number of ordinary shares and options to purchase ordinary shares held directly or indirectly by the named Executives of the Company as of October 31, 2008. The ordinary shares held by the named Executives do not entitle them to voting rights different from those of the Company’s shareholders.

Shares held

	Ordinary	%
	shares fully	Total shares
	paid	on issue

D.R. Seaton	37,378	—
W .J. Lancaster (USA)	—	—
B.M. Palmer	205,636	0.2
C.D. Kearney	8,850	—
R.L. Erratt	241,368	0.2
Options granted to and held by named Executives

	Eligible	Exercise
Total	executives	price
options	participating	(A$)	Grant date	Expiry date

47,332	5	6.76	27/02/2004	27/02/2009
69,560	5	4.90	16/03/2005	16/03/2010
93,632	5	3.64	21/04/2006	21/04/2011
157,728	5	2.41	30/03/2007	30/03/2012
379,772	5	1.06	1/03/2008	1/03/2013
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
•	Novogen is exempt from Nasdaq’s quorum requirements applicable to meetings of ordinary shareholders. In keeping with the law of Australia and generally accepted business practices in Australia, Novogen’s Constitution requires a quorum of three shareholders for a shareholders’ meeting.
•	Novogen is exempt from Nasdaq’s requirement that each Nasdaq issuer shall require shareholder approval of a plan or arrangement in connection with the acquisition of the stock or assets of another company if “any director, officer or substantial shareholder of the issuer has a 5 percent or greater interest (or such persons collectively have a 10 percent or greater interest), directly or indirectly, in the Company or assets to be acquired or in the consideration to be paid in the transaction or series of related transactions and the present or potential issuance of common stock, or securities convertible into or exercisable for common stock, could result in an increase in outstanding common shares or voting power of 5 percent or more”.
Novogen is listed on the ASX and subject to Chapter 10 of the ASX listing rules which requires shareholder approval for an acquisition from or disposal to a “related party” (including a director) or “substantial shareholder” (who is entitled to at least 10% of the voting securities) of “substantial assets”. The Australian Corporations Act to which Novogen is also subject generally requires shareholder approval for a transaction with a director or director-controlled entity unless on arm’s length terms.

Item 7. Major Shareholders and Related Party Transactions
Major Shareholders
Josiah T. Austin and El Coronado Holdings, LLC (beneficially owned by Mr. Austin) — hold 20,318,053 Ordinary Shares representing 19.9% of the outstanding Ordinary Shares.
Oppenheimer holds 12,744,689 ordinary shares representing 12.5% of the outstanding ordinary shares.
Bende Holdings Pty Limited, previously reported as a major shareholder reduced its shareholding during fiscal 2008 to less than 5% of the Company’s outstanding ordinary shares.
The major shareholders do not have voting rights that differ from those other shareholders of the Company.
At October 31, 2008 there were 9,906,057 of the Company’s ADRs outstanding, representing 49,530,285 Ordinary Shares (or 48.5% of the then outstanding Ordinary Shares). At October 31, 2008 there were 38 registered holders of the Company’s ADRs.
On 29 July, 2008 the Company entered into a share subscription agreement with El Coronado holdings LLC for the placement of 4,531,633 ordinary shares at a purchase price of A$1.2215 per share raising gross proceeds of A$5,535,390. Following the placement El Coronado LLC holds 19.9% of the Company’s issued and outstanding ordinary shares.
On August 1, 2007, El Coronado and certain other accredited investors entered into a securities subscription agreement with Marshall Edwards pursuant to which El Coronado purchased 700,000 shares of Marshall Edwards’ common stock at a purchase price of US$3.00 per share for an aggregate purchase price of US$2,100,000. El Coronado also received a warrant to purchase an additional 4 shares of common stock for every block of 10 shares of common stock purchased. As a result, El Coronado received a warrant to purchase 70,000 shares of common stock. All of the warrants have an exercise price of US$3.60 per share. The exercise price and number of shares issuable upon exercise of the warrants are subject to adjustment in the event of stock dividends, stock splits and other similar events. The warrants may be exercised beginning February 6, 2008 and will expire five years from the date of issuance, or August 6, 2012.
On August 1, 2007, Oppenheimer and certain other accredited investors entered into a securities subscription agreement with Marshall Edwards pursuant to which Oppenheimer purchased 764,000 shares of Marshall Edwards common stock at a purchase price of U.S. $3.00 per share for an aggregate purchase price of US $22,920,000. Oppenheimer also received a warrant to purchase an additional 4 shares of common stock for every block of 10 shares of common stock purchased. As a result, Oppenheimer received warrants to purchase 305,600 shares of common stock. All of the warrants have an exercise price of U.S. $3.60 per share. The exercise price and the number of shares issuable upon exercise of the warrants are subject to adjustment in the event of stock dividends, stock splits and other similar events. The warrants may be exercised beginning February 6, 2008, and will expire five years from the date of issuance, or August 6, 2012.
On July 28, 2008, Oppenheimer entered into a securities subscription agreement with Marshall Edwards pursuant to which Oppenheimer purchased 1,700,000 shares of Marshall Edwards common stock at a purchase price of U.S. $2.17 per share for an aggregate purchase price of U.S. $3,698,000. The shares are registered under the Securities Act pursuant to an effective shelf registration statement. On July 30, 2008, Marshall Edwards filed a prospectus supplement to the shelf registration statement covering the sale of the shares to Oppenheimer.
There have been no other significant changes to the shareholdings of the known major shareholders over the last three years.

Item 8. Financial Information
Consolidated financial statements are included in “Item 18 — Financial Statements” on pages 76 through 123.
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
Significant Changes
On 29 July, 2008 the Company entered into a share subscription agreement with El Coronado holdings LLC for the placement of 4,531,633 ordinary shares at a purchase price of $1.2215 per share raising gross proceeds of $5,535,390. Following the placement El Coronado LLC holds 19.9% of the Company’s issued and outstanding ordinary shares.
On 28 July, 2008 MEI entered into a securities subscription agreement with Oppenheimer and Novogen Limited pursuant to which MEI sold 1,700,000 and 2,908,295 shares of common stock to Oppenheimer and Novogen respectively, at a purchase price of US$2.17 per share. The aggregate proceeds to MEI from the sale of shares was US$10,000,000. The shares are registered under the Securities Act pursuant to an effective shelf registration statement. On 30 July, 2008 MEI filed a prospectus supplement to the shelf registration statement covering the sale of shares to Oppenheimer and Novogen.
There have been no other significant events occurring after balance date which have had a material impact on the business.

Item 9. Offer and Listing Details
Trading Markets
Novogen’s principal listing exchange and the exchange upon which its Ordinary Shares are quoted is the ASX. The trading symbol on ASX is “NRT”.
American Depositary Receipts
Novogen’s Ordinary Shares trade in the U.S. in the form of ADRs on the Nasdaq Global Market. Each ADR represents five Ordinary Shares of Novogen. The trading symbol on the Nasdaq Global Market is “NVGN”. Novogen has entered into a Deposit Agreement with the Bank of New York under which the Bank of New York, acting as depositary, issues the ADRs.
The following table sets forth, for the calendar periods indicated, the high and low market quotations for Novogen’s Ordinary Shares, as quoted on the ASX, and Novogen’s ADRs, as quoted on the Nasdaq Global Market.

NOVOGEN LIMITED SHARE PRICE HISTORY

	Per Ordinary Share (A$)		Per ADR (US$)
Period	High	Low	High	Low

Year Ended

June 2004	8.80	4.00	31.90	12.30
June 2005	6.25	4.15	24.35	14.85
June 2006	6.00	2.14	22.08	8.03
June 2007	3.80	1.81	13.25	8.14
June 2008	2.14	0.83	10.13	3.89

Quarter Ended

September 2006	3.80	2.40	13.25	9.10
December 2006	3.01	2.32	11.58	9.51
March 2007	3.49	2.32	12.82	9.41
June 2007	2.56	1.81	10.85	8.14

September 2007	2.14	1.70	8.97	6.82
December 2007	1.88	1.10	8.53	4.57
March 2008	1.32	0.83	6.75	3.89
June 2008	1.84	1.01	10.13	4.88

September 2008	1.70	0.98	7.45	4.19

Month Ended

May 2008	1.75	1.48	8.70	7.38
June 2008	1.53	1.14	7.53	5.59
July 2008	1.36	0.98	6.13	4.76
August 2008	1.65	1.06	7.45	5.21
September 2008	1.70	1.06	7.25	4.19
October 2008	1.15	0.90	5.07	2.95

Item 10. Additional Information
Constitution
The Company’s Constitution is incorporated by reference to the Registration Statement on Form 20-F filed with the SEC on December 24, 1998 (File No. 0-29962).
Material Contracts
The Company entered into an employment contract in fiscal 2007 with Warren Lancaster, the Company’s VP Commercial and Corporate Development. This employment agreement is filed as Exhibit 4.9 to the Company’s Annual Report on Form 20-F for the fiscal year ended June 30, 2007 and is incorporated by reference to this annual report.
The Company entered into employment agreements in fiscal 2006 with Christopher Naughton, the Company’s Chief Executive Officer, Professor Alan Husband, the Company’s Research and Development Director, Ronald Erratt, the Company’s Secretary, David Seaton, the Company’s Chief Financial Officer, Bryan Palmer, the Company’s Operations General Manager and Craig Kearney, the Company’s General Manager Consumer Business. These employment agreements were filed as Exhibits 4.1 through 4.8 to the Company’s Annual Report on Form 20-F for the fiscal year ended June 30, 2006 filed with the SEC on November 29, 2006 and are incorporated by reference to this Annual Report
There have been no other material contracts entered into in the last two years by the Company or any of its subsidiaries other than in the normal course of business.
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

Under the Foreign Takeovers Act, as currently in effect, any foreign person, together with associates, is prohibited from acquiring, without prior approval from the Australian Treasurer, 15% or more of the outstanding shares of an entity such as Novogen, whose total share value or gross assets exceed A$100 million, unless the person is a U.S. investor, in which case a threshold of A$913 million rather than A$100 million threshold applies. Where an acquisition is made in breach of these requirements, the Australian Treasurer may make an order requiring the acquirer to dispose of those shares within a specified period of time. In addition, if a foreign person acquires shares in Novogen in circumstances where the above thresholds would be exceeded and as a result the total holdings of all foreign persons and their associates exceeds 40% in aggregate without the approval of the Australian Treasurer, then the Australian Treasurer may make an order requiring the acquirer to dispose of those shares within a specified time. The same rule applies if the total holdings of all foreign persons and their associates already exceeds 40% and a foreign person (or its associate) acquires any further shares, including in the course of trading in the secondary market of the ADRs.
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
If a foreign person holds more than 15% of the shares of Novogen or if the level of aggregate foreign ownership of Novogen exceeds 40% at any time, Novogen would be considered a foreign person under the Foreign Takeovers Act. In such event, Novogen would be required to obtain the approval of the Australian Treasurer for Novogen, together with its associates, to acquire: (i) more than 15% of an Australian company or business with a share value or gross assets totaling over A$100 million; or (ii) any direct or indirect ownership interest in Australian urban land. However, as mentioned above, proposals by U.S. investors for investment in non-sensitive sectors do not require notification to the Australian Treasurer or the Australian Treasurer’s approval unless the amount to be invested or the value of the target Australian company or business exceeds A$913 million.
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
In accordance with the Treaty, dividends derived by a non-resident of Australia who is a resident of the U.S. for the purposes of Treaty may be taxed on those dividends in Australia, but such withholding tax is limited to 15% of the gross amount of dividends unless the dividend is derived by a non-resident who has or is deemed to have a permanent establishment in Australia. In this case, the non-resident may be taxed at the rate applicable to them. Some U.S. resident companies may be entitled to a withholding rate of 5% if they hold at least 10% of the voting power of the Australian company.
In some instances withholding tax may not apply. Under the Australian dividend imputation system, to the extent that dividends are paid out of income on which Australian income tax has been levied, such dividends are considered as “franked” dividends to that same extent. No withholding tax is payable in respect of any franked portion of a dividend.
Under the conduit foreign income rules, the unfranked portion of a dividend paid to a non-resident of Australia is not subject to withholding tax to the extent that the amount is declared to be conduit foreign income ie an amount calculated by reference to certain foreign source income earned by the Australian company on which no Australian tax is payable.
Dispositions
Upon disposal of shares or ADRs, a capital gain or a capital loss may be made. A capital gain is calculated as the difference between the disposal proceeds and the cost base of the shares or ADRs. Broadly, the cost base is the total of the amount paid for the shares or ADRs plus acquisition and/or disposal costs (such as brokerage or stamp duty).

Australian capital gains tax (CGT) is payable by non-residents on gains made on the disposal of assets which are taxable Australian property. Very broadly, a share or ADR will be taxable Australian property if the share or ADR is in a company that principally owns (directly or indirectly) Australian real property and the share is part of a shareholding that represents at least 10% of all of the shares or ADRs in the company (when taking into account shares or ADRs owned by the participant or associates). Any non-resident shareholder who holds at least 10% of shares or ADRs (when taking into account shares or ADRs owned by the participant or associates) at any time during the 2 years prior to disposing of the shares or ADRs in the company should consult their own tax advisers.
However, shares or ADRs will be taxable Australian property and the disposal of such shares or ADRs will be subject to capital gains tax if they have at any time been used by a taxpayer in carrying on a business through a permanent establishment in Australia.
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
Documents on Display
The Company is subject to the reporting requirements of the Exchange Act that are applicable to a foreign private issuer. Under the Exchange Act, the Company is required to file periodic reports and other information with the SEC. These materials, including this Annual Report and the exhibits hereto, may be inspected without charge and copied at established rates at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C., 20549. Please call the SEC at 1-800-SEC-0330 to obtain information on the operation of the public reference room. Such materials can also be obtained at the SEC’s website at www.sec.gov.

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
The Company has no interest rate exposure due to rate changes for long-term debt obligations because all of the Company’s long-term borrowings relate to lease agreements that contain fixed rates of interest. The Company primarily enters into debt obligations to support general corporate purposes, including capital expenditures and working capital needs.
The Company does not consider the effects of interest rate movements to be a material risk to its financial condition.
For additional disclosure regarding interest rate risk see Item 18 — Note 16.
Foreign Currency Risk
The Company conducts a portion of its business in various foreign currencies, primarily in the U.S. and the U.K. As of June 30, 2008, the Company had not established a foreign currency hedging program. The Company has mitigated and will continue to mitigate a portion of its currency exposure through international sales, marketing and support operations in which all costs are local currency based. Net foreign currency gain in fiscal year 2008 was A$937,000 compared with net foreign currency gain of A$893,000 in fiscal year 2007.
For additional disclosure regarding market risk see Item 18 — Note 16.
Item 12. Description of Securities Other than Equity Securities
Item 12 details are not required to be disclosed as part of the Annual Report.

PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies
This item is not applicable.
Item 14. Material Modifications to the Rights of Security Holders and the Use of Proceeds
This item is not applicable.
Item 15. Controls and Procedures
(a) Disclosure Controls and Procedures
At the end of the period covered by this Annual Report, the Company’s management, with the participation of the Company’s Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act). Based on that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures are effective to ensure that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act were recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.
(b) Management’s Annual Report on Internal Controls Over Financial Reporting
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
Management maintains a comprehensive system of controls intended to ensure that transactions are executed in accordance with management’s authorization, assets are safeguarded, and financial records are reliable. Management also takes steps to ensure that information and communication flows are effective and monitor performance, including performance of internal control procedures.

Management assessed the effectiveness of the Company’s internal control over financial reporting as of June 30, 2008 based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework. Based on this assessment, management believes that the Company’s internal control over financial reporting is effective as of June 30, 2008.
(c) Attestation Report
The attestation report of the Company’s independent registered public accounting firm regarding the Company’s internal control over financial reporting appears in the independent public account firm’s report on page 74.
(d) Changes in Internal Controls
During the fiscal year ended June 30, 2008, there has been no change in internal control over reporting that has materially affected or is reasonably likely to materially affect our internal control over financial reporting.
Item 16. Reserved
Item 16A. Audit Committee Financial Expert
The Board of Directors has determined that Mr. Geoffrey Leppinus, qualifies as an “audit committee financial expert” as that term is defined in Item 16A of Form 20-F. Mr. Leppinus meets the independence requirements of the Nasdaq Global Market and SEC’s rules and regulations.
Item 16B. Code of Ethics
The Company has adopted a Code of Ethics that applies to all its employees, Executive Officers and Directors, including its Chief Executive Officer, Chief Financial Officer and persons performing similar functions. A copy of the Code of Ethics is posted in the “About Novogen — Corporate Governance” section of Novogen Limited’s website, and may be viewed at http://www.novogen.com. If the Company makes any substantive amendment, to the Code of Ethics or grants any waiver, including an implicit waiver, from a provision of the Code of Ethics to Directors or Executive Officers, it will disclose the nature of such amendment or waiver on the Company’s website.

Item 16C. Principal Accounting Fees and Services
BDO Kendalls (NSW) (“BDO”) has audited the Company’s annual financial statements acting as the independent registered public accountant for the fiscal years ended June 30, 2008 and 2007.
The charts below set forth the total fees for services performed by BDO in 2008 and 2007 and summarizes these amounts by the category of service.

	2008	2007
BDO Kendalls	A$’000	A$’000

Audit fees	334	264
Audit related fees	29	14
Tax fees	26	40
Other Fees	8	4

Total fees	397	322

Audit fees
The audit fees include the aggregate fees incurred in fiscal years 2008 and 2007 for professional services rendered in connection with the audit of the Company’s annual financial statements and for related services that are reasonably related to the performance of the audit (including audit in respect of the Sarbanes-Oxley Section 404) or services that are normally provided by the auditor in connection with regulatory filings of engagements for those financial years (including review of the Company’s Annual Report on Form 20-F, consents and other services related to SEC matters).
Audit Related Services
Fees for audit related services billed in each of the fiscal years 2008 and 2007 include audit related services provided in connection with the filing of a registration statement for Marshall Edwards and the requirements of the provisions of government grant agreements pursuant to which the Company receives reimbursement of certain expenses incurred in research and development including START grants and Pharmaceutical Partnership Program.
Tax Fees
Tax fees billed in each of the fiscal years 2008 and 2007 were for the preparation of tax returns.
All Other Fees
Other fees incurred by the Company in fiscal years 2008 and 2007 relate to the costs associated with regulatory compliance and other general matters.

Pre-approval Policies and Procedures
The Audit Committee Charter sets forth the Company’s policy regarding the appointment of independent auditors. The Audit Committee Charter also requires the Audit Committee to review and approve in advance the appointment of the independent auditors for the performance of 100% of all audit services and, after taking into account the opinion of management, 100% of lawfully permitted non audit services. The Audit Committee may delegate authority to one or more members of the Audit Committee where appropriate, but no such delegation is permitted if the authority is required by law, regulation or listing standard to be exercised by the Audit Committee as a whole.
Item 16D. Exemptions from the Listing Standards for Audit Committees.
This item is not applicable.
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.
This item is not applicable.

PART III
Item 17. Financial Statements
Not Applicable
Item 18. Financial Statements
The financial statements filed as part of this Annual Report are included on pages 76 through 123 hereof.
Item 19. Exhibits
     (a) Exhibits

Exhibit
No.	Exhibit Description

1.1	Constitution of Novogen Limited (formerly known as the Memorandum of Association and Articles of Association). (1)

2.1	Deposit Agreement as further amended and restated, dated as of September 29, 2005, among Novogen Limited, the Bank of New York, as Depositary, and owners and holders from time to time of ADRs issued thereunder. (2)

4.1	Employment Contract between the Company and Mr. C. Naughton dated June 21, 2006. (4)

4.2	Employment Contract between the Company and Professor Alan Husband dated June 21, 2006. (4)

4.4	Lease between Kendall Glen Pty Limited (Lessor) and Novogen Laboratories Pty Ltd for the Company’s corporate headquarters at 140 Wicks Road, North Ryde, New South Wales. (3)

4.5	Employment Contract between the Company and Bryan Palmer dated June 21, 2006. (4)

4.6	Employment Contract between the Company and Craig Kearney dated June 21, 2006. (4)

4.7	Employment Contract between the Company and David Seaton dated June 21, 2006. (4)

4.8	Employment Contract between the Company and Ronald Erratt dated June 21 30, 2006. (4)

4.9	Employment Contract between the Company and Warren Lancaster dated June 21, 2006. (5)

Exhibit
No.	Exhibit Description

8.1	Company Subsidiaries. (*)

12.1	Certification of Chief Executive Officer pursuant to Rule 13a — 14(a) of the Securities Exchange Act of 1934, as amended. (*)

12.2	Certification of Chief Financial Officer a pursuant to Rule 13a — 14(a) of the Securities Exchange Act of 1934, as amended. (*)

13.1	Certification by the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as added by Section 906 of the Sarbanes — Oxley Act of 2002. (*)

*	Filed herewith.

(1)	Incorporated by reference to the Registration Statement on Form 20-F filed with the Securities and Exchange Commission on December 24, 1998 (File No. 0-29962)

(2)	Incorporated by reference to the Registration Statement on Form F-6 filed with the Securities and Exchange Commission on September 29, 2005 (File No. 333-128681)

(3)	Incorporated by reference to the Annual Report on Form 20-F filed with the Securities and Exchange Commission on November 27, 2000 (File No. 0-29962)

(4)	Incorporated by reference to the Annual Report on Form 20-F filed with the Securities and Exchange Commission on November 29, 2006 (File No. 0-29962)

(5)	Incorporated by reference to the Annual Report on Form 20-F filed with the Securities and Exchange Commission on December 14, 2007 (File No. 0-29962)

Report of Independent Registered Public Accounting Firm
The Board of Directors
Novogen Limited
We have audited the accompanying consolidated balance sheets of Novogen Limited as of June 30, 2008 and 2007 and the related consolidated income statements, consolidated statements of changes in equity, and consolidated statements of cash flows for each of the three years in the period ended June 30, 2008. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.
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
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Novogen Limited as of June 30, 2008 and 2007, and the consolidated results of its operations and its cash flows for each of the three years in the period ended June 30, 2008 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Novogen Limited’s internal control over financial reporting as of June 30, 2008, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated November 28, 2008 expressed an unqualified opinion thereon.
BDO Kendalls (NSW)
Sydney, NSW Australia
November 28, 2008.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors
Novogen Limited
We have audited Novogen Limited’s internal control over financial reporting as of June 30, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Novogen Limited’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Item15(b), Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.
A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
In our opinion, Novogen Limited maintained, in all material respects, effective internal control over financial reporting as of June 30, 2008, based on the COSO criteria.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the accompanying consolidated balance sheets of Novogen Limited as of June 30, 2008 and June 30, 2007, and the related consolidated income statements, consolidated statements of changes in equity and consolidated statements of cash flows for each of the three years in the period ended June 30, 2008 and our report dated November 28, 2008 expressed an unqualified opinion.
BDO Kendalls (NSW)
Sydney, NSW, Australia
November 28, 2008

Directors’ Declaration
In accordance with a resolution of the Directors of Novogen Limited, I state that:
1.	In the opinion of the Directors:
a)	the financial statements and notes of the Company are in accordance with the Corporations Act 2001, including:
i)	giving a true and fair view of the Company’s financial position as at June 30, 2008 and of their performance for the year ended on that date; and

ii)	complying with Accounting Standards and Corporations Regulations 2001; and
b)	there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.
2.	This declaration has been made after receiving the declarations required to be made to the directors in accordance with section 295A of the Corporations Act 2001 for the financial period ending June 30, 2008.

3.	In the opinion of the Directors, as at the date of this declaration, there are reasonable grounds to believe that the members of the Closed Group identified in Note 18, will be able to meet any obligations or liabilities to which they are or may become subject to, by virtue of the Deed of Cross Guarantee.
On behalf of the Board,
/s/ Christopher Naughton
Christopher Naughton
Managing Director
Sydney, November 28, 2008

INCOME STATEMENTS
for the year ended 30 June, 2008

			Consolidated
			2008	2007	2006	2008
	Notes		A$’000	A$’000	A$’000	US$’000

Revenue	2		13,283	17,295	17,445	12,701
Cost of sales			(4,090)	(6,945)	(5,445)	(3,911)

Gross profit			9,193	10,350	12,000	8,790

Other income	2		1,623	2,710	793	1,552

Research & development expenses			(18,811)	(16,134)	(12,014)	(17,987)
Selling & promotional expenses			(6,134)	(7,908)	(9,013)	(5,865)
Shipping and handling expenses			(300)	(392)	(556)	(287)
General and administrative expenses			(9,792)	(12,902)	(8,769)	(9,363)
Other expenses			(528)	(17)	(301)	(504)
Finance costs			(24)	(2)	(52)	(23)

Loss before income tax			(24,773)	(24,295)	(17,912)	(23,687)

Income tax expense	3		(4)	(1)	(1)	(4)

Loss for the period			(24,777)	(24,296)	(17,913)	(23,691)

Loss attributable to minority interest			4,513	4,315	1,693	4,315

Loss attributable to members of Novogen Limited	13	(c)	(20,264)	(19,981)	(16,220)	(19,376)

Basic and diluted earnings/(loss) per share (cents)	4		(20.8)	(20.5)	(16.7)	(19.9)
The above Income Statements should be read in conjunction with the accompanying notes.

BALANCE SHEETS
as at 30 June, 2008

			Consolidated
			2008	2007	2008
	Notes		A$’000	A$’000	US$’000
CURRENT ASSETS
Cash and cash equivalents	5		35,386	39,511	33,836
Trade and other receivables	6		4,969	4,276	4,751
Inventories	7		1,929	3,899	1,845
Other current assets	8		542	630	518
Assets held for sale	9		—	2,203	—

Total current assets			42,826	50,519	40,950

NON-CURRENT ASSETS
Property, plant and equipment	10		575	838	550

Total non-current assets			575	838	550

TOTAL ASSETS			43,401	51,357	41,500

CURRENT LIABILITIES
Trade and other payables	11		6,671	5,920	6,379
Provisions	12		708	539	677

Total current liabilities			7,379	6,459	7,056

NON-CURRENT LIABILITIES
Provisions	12		385	272	368

Total non-current liabilities			385	272	368

TOTAL LIABILITIES			7,764	6,731	7,424

NET ASSETS			35,637	44,626	34,076

EQUITY
Contributed equity	13	(a)	200,432	191,876	191,653
Reserves	13	(b)	(7,491)	(5,155)	(7,163)
Accumulated losses	13	(c)	(162,251)	(146,147)	(155,144)

Parent interest			30,690	40,574	29,346

Minority Interest	13	(d)	4,947	4,052	4,730

TOTAL EQUITY			35,637	44,626	34,076

The above Balance Sheets should be read in conjunction with the accompanying notes.

STATEMENTS OF CHANGES IN EQUITY
for the year ended 30 June, 2008

	Consolidated
	Contributed	Accumulated			Minority	Total	Total
	equity	losses	Reserves	Total	interest	equity	equity
	A$’000	A$’000	A$’000	A$’000	A$’000	$’000	US$’000

At 1 July 2005	176,235	(116,069)	(3,413)	56,753	3,739	60,492	57,842
Exchange differences on translation of foreign operations	—	—	566	566	90	656	627
Share-based payments	—	589	—	589	—	589	563

Net income recognised directly in equity	176,235	(115,480)	(2,847)	57,908	3,829	61,737	59,033
Options exercised (1)	754	—	—	754	—	754	721
Loss for the period	—	(16,220)	—	(16,220)	(1,693)	(17,913)	(17,129)

At 30 June 2006	176,989	(131,700)	(2,847)	42,442	2,136	44,578	42,625

At 1 July, 2006	176,989	(131,700)	(2,847)	42,442	2,136	44,578	42,625
Exchange differences on translation of foreign operations	—	—	(2,607)	(2,607)	(1,312)	(3,919)	(3,747)
Share-based payments	—	2,303	—	2,303	478	2,781	2,659

Net income recognised directly in equity	176,989	(129,397)	(5,454)	42,138	1,302	43,440	41,537

Issue of share capital by subsidiary	24,371	—	—	24,371	—	24,371	23,304
less minority interest	(5,277)	—	—	(5,277)	5,277	—	—
Options exercised (2)	513	—	—	513	—	513	491
Loss for the period	—	(19,981)	—	(19,981)	(4,315)	(24,296)	(23,232)
Share of opening equity transferred to minority interest due to issuance of shares by subsidiary	(4,720)	3,231	299	(1,190)	1,788	598	572

At 30 June, 2007	191,876	(146,147)	(5,155)	40,574	4,052	44,626	42,672

At 1 July, 2007	191,876	(146,147)	(5,155)	40,574	4,052	44,626	42,672
Exchange differences on translation of foreign operations	—	—	(2,729)	(2,729)	(1,046)	(3,775)	(3,610)
Share-based payments	—	850	—	850	284	1,134	1,084

Net income recognised directly in equity	191,876	(145,297)	(7,884)	38,695	3,290	41,985	40,146
Issue of share capital by subsidiary	18,429	—	—	18,429	—	18,429	17,622
less minority interest	(5,334)	—	—	(5,334)	5,334	—	—
Loss for the period	—	(20,264)	—	(20,264)	(4,513)	(24,777)	(23,692)
Share of opening equity transferred to minority interest due to issuance of shares by subsidiary	(4,539)	3,310	393	(836)	836	—	—

At 30 June, 2008	200,432	(162,251)	(7,491)	30,690	4,947	35,637	34,076

(1)	During the period 248,392 Novogen Limited shares were issued following the exercise of options.

(2)	During the period 300,207 Novogen Limited shares were issued following the exercise of options.
The above Statements of Changes in Equity should be read in conjunction with the accompanying notes.

STATEMENTS OF CASH FLOWS
for the year ended 30 June, 2008

	Consolidated
	2008	2007	2006	2008
	A$’000	A$’000	A$’000	US$’000
Cash flows from operating activities
Net (loss)/profit before tax	(24,773)	(24,295)	(17,912)	(23,688)
Income tax paid	(4)	(1)	(1)	(4)

Adjustments to reconcile net (loss)/profit to net cash used in operating activities:
Depreciation and amortisation	353	976	1,389	338
Net (gain)/loss on disposal of property, plant and equipment	(1,623)	17	291	(1,552)
Share-based payments	602	2,686	589	576

Changes in operating assets and liabilities:
(increase)/decrease in trade receivables	300	388	574	287
(increase)/decrease in other receivables	1,007	(128)	(829)	963
(increase)/decrease in inventories	1,970	4,487	1,682	1,884
(increase)/decrease in prepayments	88	55	136	84
increase/(decrease) in trade and other payables	751	274	145	718
increase/(decrease) in provisions	282	(48)	(166)	270
exchange rate change on opening cash	937	981	(335)	896

Net cash flows used in operating activities	(20,110)	(14,608)	(14,437)	(19,228)

Cash flows from investing activities
Acquisition of property, plant and equipment	(95)	(299)	(319)	(91)
Proceeds from sale of plant and equipment	3,831	262	10	3,663

Net cash flows from/(used in) investing activities	3,736	(37)	(309)	3,572

Financing Activities
Proceeds from the issue of ordinary shares	—	513	754	—
Proceeds from the issue of shares by subsidiary	18,961	24,371	—	18,130
Repayment of borrowings	—	(15)	(750)	—
Investment in short-term deposits	(2,000)	—	—	(1,912)

Net cash provided by/(used in) financing activities	16,961	24,869	4	16,218

Net increase/(decrease) in cash and cash equivalents	587	10,224	(14,742)	562
Cash and cash equivalents at beginning of period	38,511	30,513	44,110	36,824
Effect of exchange rates on cash holdings in foreign currencies	(4,712)	(4,226)	995	(4,506)
Movements in secured facility	—	2,000	150	—

Cash and cash equivalents at end of period	34,386	38,511	30,513	32,880

The above Statements of Cash Flows should be read in conjunction with the accompanying notes.

NOTES TO THE FINANCIAL STATEMENTS
The financial report of Novogen Limited for the year ended 30 June, 2008 was authorised for issue in accordance with a resolution of the Board of Directors on 27 August, 2008.
Note 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
The significant accounting policies which have been adopted in the preparation of the financial report are:
Basis of preparation
The financial report is a general-purpose financial report, which has been prepared in accordance with the requirements of the Corporations Act 2001, Australian Accounting Standards, other authorative pronouncements of the AASB and UIG Interpretations. The financial report has also been prepared on a historical cost basis with all amounts presented in Australian dollars, rounded to the nearest thousand dollars ($’000), unless otherwise stated.
Statement of compliance
This financial report complies with International Financial Reporting Standards (IFRS) as adopted by the International Accounting Standards Board (IASB).
References in this financial report to Australian Accounting Standards refer to the Australian equivalents to International Financial Reporting Standards (AIFRS). Compliance with AIFRS ensures that the financial report, comprising the financial statements and notes thereto, complies with IFRS as adopted by the IASB.
Basis of consolidation
The consolidated financial statements comprise the financial statements of Novogen Limited and its subsidiaries as at 30 June each year (the “Group”).
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

Significant accounting judgements, estimates and assumptions
(i) Significant accounting judgements
In the process of applying the Group’s accounting policies, management has made the following judgement, apart from those involving estimations.
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
Share-based payment transactions
The Group measures the cost of equity-settled transactions with employees by reference to the fair value of equity instruments at the date at which they are granted. The fair value is determined using a binomial model, using the assumptions detailed in Note 15.
Impairments
The Group assesses impairment at each reporting date by evaluating conditions specific to the Group that may lead to impairment of assets. Where an impairment trigger exists, the recoverable amount of the asset is determined. Value-in-use calculations performed in assessing recoverable amounts incorporate a number of key estimates.
Adoption of new accounting standards
The Group has adopted AASB 7 Financial Instruments: Disclosures and all consequential amendments which became applicable on 1 January, 2007. The adoption of this standard has only affected the disclosure in these financial statements. There has been no affect on profit and loss or the financial position of the Group.
The Group has adopted AASB Interpretation 11 which clarifies the accounting treatment under AASB 2: Share-Based Payments where the parent entity grants rights to its equity instruments to employees of its subsidiaries, or where a subsidiary grants to its employees rights to equity instruments of its parent. The Interpretation applies to periods commencing on or after 1 March 2007. Novogen Limited issued share options to employees of subsidiaries for employee services rendered to these subsidiaries. Comparatives in the 30 June 2008 financial report of the parent entity have been restated to increase the investment in subsidiary and equity by $549,000 at 30 June, 2007. A corresponding restatement to increase the allowance for write down to recoverable amount of the investment and decrease equity by $549,000 has also been made at 30 June, 2007.
AASB 2007— 4 inserts accounting treatment options that currently exist under IFRSs into AIFRSs and removes Australian-specific disclosures that were added into AIFRSs on first-time adoption from 1 January, 2005. These amendments apply to periods commencing on or after 1 July, 2007. AASB 2007 -4 amends AASB 107 whereby it allows the use of the indirect method of reporting cash flows from operations in the Statements of Cash Flows. The Group has adopted the indirect method for the financial year ending 30 June, 2008 and has restated the prior year to conform with the new reporting method.

Revenue recognition
Revenue is recognised to the extent that it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured. In determining the economic benefits, provisions are made for certain trade discounts and returned goods. The following specific recognition criteria must also be met:
Sale of goods
Revenue from sale of goods is recognised when the significant risks and rewards of ownership of the goods have passed to the buyer and can be measured reliably. Risks and rewards are considered passed to the buyer when the goods have been dispatched to a customer pursuant to a sales order and invoice. Net sales represent product shipped less actual and estimated future returns, and slotting fees, rebates and other trade discounts accounted for as reductions of revenue.
Estimates and allowances are based upon known claims and an estimate of additional returns. In order to calculate estimates, management regularly monitor historical patterns of returns from, and discounts to, individual customers.
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
Cash and cash equivalents
Cash and short term deposits in the Balance Sheet comprise cash at bank and in hand and short-term deposits with an original maturity of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.
For the purposes of the Statements of Cash Flows, cash and cash equivalents consist of cash and cash equivalents as defined above, net of outstanding bank overdrafts and secured cash.
Trade and other receivables
Trade receivables, which generally have 30-60 day terms, are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method less an allowance for any uncollectible amounts
An allowance for doubtful debts is made when there is objective evidence that the Group will not be able to collect the debts. Objective evidence of impairment includes: financial difficulties of debtors, default payments, or debts more than 120 days overdue. Bad debts are written off when identified.
Cash flows relating to short term receivables are not discounted if the effect of discounting is immaterial.

Inventories
Inventories are measured at the lower of cost and net realisable value.
Costs incurred for finished goods and work-in-progress in bringing each product to its present location and condition are accounted for as cost of direct material, direct labour and a proportion of manufacturing overheads based on normal operating capacity but excluding borrowing costs.
Net realisable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs necessary to make the sale.
Non-current assets held for sale
Non-current assets are classified as held for sale and stated at the lower of their carrying amount and fair value less cost to sell if their carrying amount will be recovered principally through a sale transaction rather than through continuing use.
An impairment loss is recognised for any initial or subsequent write-down of the asset to fair value less costs to sell. A gain is recognised for any subsequent increases in fair value less cost to sell of an asset, but not in excess of any cumulative impairment loss previously recognised. A gain or loss not previously recognised by the date of the sale of the non-current asset is recognised at the date of derecognition.
Non-current assets are not depreciated or amortised while they are classified as held for sale.
Non-current assets classified as held for sale are presented separately from the other assets in the balance sheet.
Foreign currency translation
Functional currency
Both the functional and presentation currency of Novogen Limited and its subsidiaries is Australian dollars ($A) except for Marshall Edwards, Inc., Marshall Edwards Pty Limited and Glycotex, Inc., where the functional currency is U.S. dollars.
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

Translation of financial reports of overseas operations
As at the reporting date the assets and liabilities of overseas subsidiaries are translated into the presentation currency of the Group at the rate of exchange ruling at the balance sheet date and the Income Statements are translated at the weighted average exchange rates for the period.
The exchange differences arising on the retranslation of overseas operations which have a functional currency of $A are taken directly to the Income Statement. The exchange differences arising on the retranslation of overseas operations which have a functional currency that is not $A are taken directly to a separate component of equity (foreign currency translation reserve).
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
Revenues, expenses and assets are recognised net of the amount of GST receipt except:
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
Depreciation
Depreciation is calculated on a straight-line basis to write off the depreciable amount of each item of property, plant and equipment over its expected useful life to the Group.

Major depreciation periods are:
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

Share-based payment transactions
The Group provides benefits to employees of the Group in the form of share-based payments, whereby employees render services in exchange for shares or rights over shares (equity-settled transactions) under the terms of the Employee Share Option Plan (ESOP).
The cost of these equity-settled transactions with employees is measured by reference to the fair value of the equity instruments at the date at which they are granted. The fair value is determined using a binomial model. Further details are given in Note 14.
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
Termination benefits
Termination benefits are payable when employment is terminated before the normal retirement date, or when an employee accepts voluntary redundancy in exchange for these benefits. The Group recognises termination benefits when they are demonstrably committed to either terminating the employment of current employees according to a detailed formal plan without the possibility of withdrawing or providing termination benefits as a result of an offer made to encourage voluntary redundancy.
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

New accounting standards and interpretations
Certain new accounting standards and interpretations have been published that are not mandatory for the 30 June, 2008 reporting period. The Group’s and parent entity’s assessment of the impact of these new standards and interpretations is set out below.
i) AASB 8 Operating Segments and AASB 2007 — 3 Amendments to Australian Accounting Standards arising from AASB 8
AASB 8 and AASB 2007-3 are effective for annual reporting periods commencing on or after 1 January, 2009. AASB 8 will result in a significant change in the approach to segment reporting, as it requires adoption of a ‘management approach’ to reporting on financial performance. The information being reported will be based on what the key decision makers use internally for evaluating segment performance and deciding how to allocate resources to operating segments. The Group has not yet adopted AASB 8. Application of AASB 8 may result in different segments, segment results and different types of information being reported in the segment note of the financial report. However, at this stage it is not expected to affect any of the amounts recognised in the financial statements upon adoption.
ii) Revised AASB 123 Borrowing costs and AASB 2007-6 Amendments to Australian Accounting Standards arising from AASB 123 [ AASB 1, AASB 101, AASB 107,AASB 111, AASB 116 & AASB 138 and Interpretations 1 & 12].
The revised AASB 123 is applicable to annual reporting periods commencing on or after 1 January, 2009. It has removed the option to expense all borrowing costs and when adopted will require the capitalisation of all borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset. We have assessed the application of this standard and there will be no impact on the Group’s or the parent entity’s financial statements upon adoption.
iii) Revised AASB 101 Presentation of Financial Statements and AASB 2007-8 Amendments to Australian Accounting Standards arising from AASB 101
A revised AASB 101 was issued in September 2007 and is applicable for all annual reporting periods beginning on or after 1 January, 2009. It requires the presentation of a Statement of Comprehensive Income and makes changes to the Statement of Changes in Equity, but will not affect any of the amounts recognised in the financial statements. The Group intends to apply the revised standard from 1 July, 2009.

Note 2 (LOSS) BEFORE INCOME TAX

	Consolidated
	2008	2007	2006
	A$’000	A$’000	A$’000

Revenue and expenses from continuing operations

(a) Revenue
Sale of goods	9,400	10,709	13,500

	9,400	10,709	13,500

Bank interest	1,773	1,912	1,460
Royalties	1,749	1,746	1,753
Licence fees	224	1,122	—
Litigation settlements	—	1,026	613
Other	137	780	119

	3,883	6,586	3,945

Total revenue	13,283	17,295	17,445

(b) Other income
Government grants — research and development	—	2,710	783
Net gains on disposal of property, plant and equipment	1,623	—	10

	1,623	2,710	793

(c) Other expenses
Write-down of plant and equipment		—	301
Loss on disposal of plant and equipment	—	17	—
Reassessment of expected grant income	915	—	—
Reversal of inventory impairment provision	(387)	—	—
Impairment loss — financial assets
Trade receivables	(29)	29	—
Other debtors	62	—	—

	561	46	301

(d) Finance costs
Finance charges payable under finance leases	—	2	52

	—	2	52

(e) Depreciation, amortisation and cost of inventories included in the income statement
Included in cost of sales:
— Depreciation	2	367	499
— Amortisation of leased assets	—	—	197

	Consolidated
	2008	2007	2006
	A$'000	A$'000	A$'000

(f) Lease payments and other expenses included in the income statement
Included in administrative expenses:
— Depreciation	351	609	669
— Amortisation	—	—	24

— Minimum lease payments — operating leases	663	668	669
— Net foreign exchange differences	937	893	(112)

(g) Employee benefit expense
Wages and salaries	7,248	8,163	7,121
Workers’ compensation costs	61	67	66
Defined contribution plan expense	1,147	1,022	735
Share-based payments expense	576	549	562

	9,032	9,801	8,484

Note 3 INCOME TAX

	Consolidated
	2008	2007	2006
	A$’000	A$’000	A$’000

A reconciliation between tax expense and the product of accounting (loss)/profit before income tax multiplied by the Group’s applicable tax rate is as follows:

Accounting (loss)/profit before tax from operations	(24,773)	(24,295)	(17,912)

At the Group’s statutory income tax rate of 30% (2007 and 2006: 30%)	(7,432)	(7,289)	(5,374)

Foreign tax rate differentials	619	(250)	(132)
Non deductible expenses	307	975	598
Deductible balancing adjustment	3	—	—
Research and development allowance	(1,165)	(143)	(466)

Sub-total	(7,668)	(6,707)	(5,374)
Tax losses and timing differences not recognised	7,672	6,708	5,375

Tax expense	4	1	1

Components of Income Tax Expense/(Benefit)
Current tax	(7,668)	(6,707)	(5,374)
Defferred tax	7,672	6,708	5,375

Income Tax Expense	4	1	1

Deferred Income Tax

	Consolidated
	2008	2007	2006
	$’000	A$’000	A$’000

Deferred income tax at 30 June relates to the following:

Deferred tax assets
Depreciation	761	733	806
Provisions accruals	1,025	1,042	1,536
Exchange gains	78	549	—
Other	6	113	102
Losses carried forward
— Australia	33,238	24,157	19,319
— USA	11,876	14,729	12,904
— Other countries	3,653	5,139	4,200

Total deferred tax assets not recognised	50,637	46,462	38,867

Deferred tax liability
Exchange losses	—	—	(165)
Other	(117)	(304)	(117)

Total deferred tax liability not recognised	(117)	(304)	(282)

Net deferred tax asset not recognised	50,520	46,158	38,585

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
Diluted earnings per share amounts are calculated by dividing the net loss attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year plus the weighted average number of ordinary shares that would be issued on the conversion of all the dilutive potential ordinary shares into ordinary shares. The notional issue of potential ordinary shares resulting from the exercise of options detailed in Note 15 does not result in diluted earnings per share that shows a different view of the earnings performance of the Company, therefore the information has not been disclosed.
Potential ordinary shares (non-dilutive) and not included in determining earnings per share: 2,430,996 options (refer Note 14).
There have been no conversions to, calls of, or subscriptions for ordinary shares or issues of potential ordinary shares since the reporting date and before the completion of this financial report.
The following reflects the income and share data used in the basic and diluted earnings per share computations:

	Consolidated
	2008	2007	2006
	A$’000	A$’000	A$’000

Net loss attributable to ordinary equity holders of the parent	(20,264)	(19,981)	(16,220)

	2008	2007	2006
	Thousands	Thousands	Thousands

Weighted average number of ordinary shares used in calculating basic and diluted earnings per share	97,594	97,567	97,207

Note 5 CASH AND CASH EQUIVALENTS

	Consolidated
	2008	2007
	A$’000	A$’000

Cash at bank and in hand	27,930	30,059
Short-term deposits	6,456	8,452

	34,386	38,511

Secured cash (Refer Note 16)	1,000	1,000

	35,386	39,511

Cash at bank earns interest at floating rates based on daily bank deposit rates.
Short-term deposits are made for varying periods of between one day and three months, depending on the immediate cash requirements of the Group, and earn interest at the respective short-term deposit rates.
Note 6 TRADE AND OTHER RECEIVABLES

	Consolidated
	2008	2007
	A$’000	A$’000

Current

Trade receivables	2,042	2,368
Allowance for doubtful debts	(20)	(46)

	2,022	2,322

Deposits held	427	415
Term deposits greater than three months to maturity	2,000	—
Deferred offering costs	114	30
Other debtors	468	1,509
Allowance for doubtful debts — other	(62)	—

	4,969	4,276

Provision for doubtful debts
Trade receivables are non-interest bearing and are generally on 30-60 day terms. An allowance for doubtful debts is made when there is objective evidence that the Group will not be able to collect the debts.
At 30 June, 2008 trade receivables of $20,000 (2007: $46,000) were considered doubtful. These amounts have been included in selling and promotional expenses.

Parent entity receivables provision represent the non recovery of outstanding intercompany balances between Novogen Limited and its wholly owned controlled entities with no fixed term for repayment.
Movements in the allowance for doubtful debts were as follows:

	Consolidated
	2008	2007
	A$’000	A$’000

Balance at 1 July, 2007	(46)	(7)

Change in allowance for the year	29	(29)
Amounts (recovered)/written off during the year	(3)	(10)

Balance at 30 June, 2008	(20)	(46)

Past due but not considered doubtful
At 30 June, 2008 trade receivables of $645,000 (2007: $811,000) were past due but were not considered to be doubtful. These relate to a number of independent customers for whom there is no recent history of default. The ageing analysis of these trade receivables is as follows:

	Consolidated
	2008	2007
	A$’000	A$’000

1 - 30 days overdue	447	682
31 - 60 days overdue	196	112
61 - 90 days overdue	2	17

	645	811

Receivable balances which are neither overdue nor impaired are expected to be received when due.
Other receivables
Other debtors, generally arising from transactions outside usual operating activities of the Group, are non-interest bearing and have repayment terms between 7 and 30 days.
At 30 June, 2008 other receivables of $86,000 (2007: $65,000) were past due but were not considered to be doubtful.

	Consolidated
	2008	2007
	A$’000	A$’000

1 - 30 days overdue	9	9
31 - 60 days overdue	28	56
61 - 90 days overdue	—	—
91 + days overdue	49	—

	86	65

Other receivable balances which are neither overdue nor impaired are expected to be received when due.
Related party receivables
Related party receivables — see Note 18(a) for terms and conditions.
Fair value and credit risk
Due to the short term nature of these receivables, their carrying value is assumed to approximate their fair value.
The maximum exposure to credit risk is the fair value of receivables. Collateral is not held against these receivables.
Foreign exchange and interest rate risk
Details regarding foreign exchange and interest rate risk exposure are disclosed in Note 16.
Note 7 INVENTORIES

	Consolidated
	2008	2007
	A$’000	A$’000

Current

Work in progress (at cost)	536	2,183
Finished goods (at cost)	1,393	1,716

	1,929	3,899

Note 8 OTHER CURRENT ASSETS

	Consolidated
	2008	2007
	A$’000	A$’000

Prepayments	542	630

Note 9 ASSETS HELD FOR SALE

	Consolidated
	2008	2007
	A$’000	A$’000

Land and buildings	—	2,203

The extraction facility located at Wyong NSW was decommissioned and the property sold in October 2007.

Note 10 PROPERTY, PLANT AND EQUIPMENT

	Consolidated
	2008	2007
	A$’000	A$’000

Plant and equipment — at cost	2,753	2,806
Accumulated depreciation	(2,236)	(2,048)

	517	758

Leasehold improvements — at cost	112	112
Accumulated depreciation	(54)	(32)

	58	80

Total property, plant and equipment — at cost	2,865	2,918
Accumulated amortisation and depreciation	(2,290)	(2,080)

Total property, plant and equipment	575	838

Reconciliations
Reconciliations of the carrying amount of plant, property and equipment at the beginning and at the end of the current financial year:

	Consolidated
	2008	2007
	A$’000	A$’000

Plant and equipment
Carrying amount at beginning of financial year	758	1,950
Additions	95	287
Disposals	(5)	(766)
Depreciation expense	(331)	(713)

Carrying amount at end of financial year	517	758

Leasehold improvements
Carrying amount at beginning of financial year	80	90
Additions	—	12
Depreciation expense	(22)	(22)

Carrying amount at end of financial year	58	80

Note 11 TRADE AND OTHER PAYABLES

	Consolidated
	2008	2007
	A$’000	A$’000

Current

Trade payables	3,427	3,636
Accrued trade payables	1,239	1,346
Accrued clinical trial payments	2,005	938

	6,671	5,920

Terms and conditions relating to the above payables:
•	trade payables are non-interest bearing and normally settled on 30 day terms; and

•	clinical trial payables are non-interest bearing and normally settled on 30 day terms.
Risk exposure
Information about the Group’s and the parent entity’s exposure to foreign exchange risk and liquidity risk is provided in Note 16.
Fair value
Due to the short term nature of these payables, their carrying value is assumed to approximate their fair value.
Note 12 PROVISIONS

	Consolidated
	2008	2007
	A$’000	A$’000

Employee benefit provision
Current	708	539
Non-current	339	226

	1,047	765

Make good provision
Opening balance at beginning of the year	46	46
Additional provision made in the period	—	—

Closing balance at the end of the year	46	46

Current	—	—
Non-current	46	46

	46	46

In accordance with its Sydney premises lease, the Group must restore the leased premises to agreed condition at the end of the lease term. A provision of A$46,000 was made in respect of the Group’s expected obligation.

Note 13 CONTRIBUTED EQUITY AND RESERVES
(a) Issued and paid up capital

	Consolidated
	2008	2007
	A$’000	A$’000

Fully Paid Ordinary Shares
Novogen Limited 97,594,261 (2007: 97,594,261) ordinary shares	127,573	127,573

	127,573	127,573

Other
Gain arising on issue of shares by subsidiaries to outside shareholders:
Marshall Edwards, Inc.	65,654	57,388
Glycotex, Inc.	7,205	6,915

	72,859	64,303

Contributed Equity	200,432	191,876

Ordinary shares have the right to receive dividends as declared and, in the event of winding up the Company, to participate in the proceeds from the sale of all surplus assets in proportion to the number of and amounts paid up on shares held.
Ordinary shares entitle their holder to one vote, either in person or by proxy, at a meeting of the Company.
Movements in issued and paid up ordinary share capital of Novogen Limited are as follows:

		Issue
	Number of	price
	shares	A$	A$’000

On issue 1 July, 2006	97,294,054		127,060

Options converted to shares	101,950	2.05	209
Options converted to shares	196,304	1.53	300
Options converted to shares	1,953	2.10	4

Total options exercised during the period	300,207		513

On issue 30 June, 2007	97,594,261		127,573

On issue 30 June, 2008	97,594,261		127,573

Share options
The Company has an employee share option plan under which options to subscribe for the Company’s shares have been granted to certain executive and other employees (refer Note 14).

(b) Reserves
The foreign currency translation reserve is used to record exchange differences arising from the translation of the financial statements of foreign subsidiaries.
Movements in the currency translation reserve were as follows:

	Consolidated
	2008	2007
	A$’000	A$’000

Balance at the beginning of the year	(5,155)	(2,847)
Share of opening reserve transferred to minority interest due to issuance of shares by subsidiary	393	299
Exchange differences on translation of foreign operations	(2,729)	(2,607)

Balance at the end of the year	(7,491)	(5,155)

(c) Accumulated losses
Movements in accumulated losses were as follows:

	Consolidated
	2008	2007
	A$’000	A$’000

Balance at the beginning of the year	(146,147)	(131,700)

Adjustment to opening retained earnings attributed to minority interest holders	3,310	3,231
Equity attributable to share based payments	850	2,303
Current year (loss)/profit	(20,264)	(19,981)

Balance at the end of the year	(162,251)	(146,147)

(d) Minority interests
The minority interests are detailed as follows:

	Consolidated
	2008	2007
	A$’000	A$’000

Ordinary shares	27,567	17,694
Foreign currency translation reserve	(2,875)	(1,436)
Accumulated losses	(19,745)	(12,206)

	4,947	4,052

Note 14 SHARE BASED PAYMENT PLANS
Employee Share Option Plan
The Employee Share Option Plan provides for the issue of options to eligible employees being an employee or Director of the Company or related company. Each option entitles its holder to acquire one fully paid ordinary share and is exercisable at a price equal to the weighted average price of such shares at the close of trading on the Australian Stock Exchange Limited for the five days prior to the date of issue. Options issued under the Employee Share Option Plan vest in four equal annual instalments over the vesting period. Options are not transferable and cannot be settled by the Company in cash. The option lapses if the employee ceases to be an employee during the vesting period. There are currently 45 employees eligible to receive option grants under the Employee Share Option Plan. (2007: 45)
The expense recognised in the income statement in relation to employee share-based payments is disclosed in Note 2(g).
Consultant options
The Company has also granted options by way of compensation to consultants who perform services for Novogen and its controlled entities. Options issued to consultants generally vest in four equal annual instalments over the vesting period. The expense recognised in the income statement relation to consultant options is $26,216. (2007:$48,537)
The contractual life of all options granted is five years. There are no cash settlement alternatives.
The following table illustrates the number (No.) and weighted average exercise price (WAEP) of, and movements in, share options issued to employees during the year:

	2008		2007
	No.	WAEP	No.	WAEP

Outstanding at the beginning of the year	1,446,054	A$3.37	1,294,638	A$3.55
Granted	1,326,552	A$1.20	539,912	A$2.41
Forfeited	(184,114)	A$3.27	(190,239)	A$3.83
Exercised (i)	—	N/A	(198,257)	A$1.54
Expired	(260,516)	A$2.10	—	N/A

Outstanding at the end of the year	2,327,976	A$2.28	1,446,054	A$3.37

Exercisable at the end of the year	534,192	A$4.33	547,442	A$3.68

(i)	There were no options exercised during the year ended 30 June, 2008. Options exercised during the year ended 30 June, 2007 had a weighted average share price of A$2.78 at exercise date.

The following table details the exercise price, expiry date and number of options issued to employees that were outstanding as at the end of the year:

Exercise	Expiry	No. outstanding	No. outstanding
Price A$	Date	30 June, 2008	30 June, 2007

A$2.10	30/11/07	—	268,430
A$6.76	27/02/09	118,468	132,344
A$4.90	16/03/10	182,868	201,596
A$3.64	16/04/11	272,536	315,824
A$2.41	30/03/12	427,552	527,860
A$2.41	30/03/12	141,668	—
A$1.06	1/03/13	1,184,884	—

		2,327,976	1,446,054

The following table illustrates the number (No.) and weighted average exercise price (WAEP) of, and movements in, share options issued to consultants during the year;

	2008		2007
	No.	WAEP	No.	WAEP

Outstanding at the beginning of the year	130,012	A$3.08	187,510	A$2.68
Granted	35,460	A$1.06	44,452	A$2.41
Forfeited	(25,252)	A$3.24	—	N/A
Exercised	—	N/A	(101,950)	A$2.05
Expired	(37,200)	A$2.10	—	N/A

Outstanding at the end of the year	103,020	A$2.69	130,012	A$3.08

Exercisable at the end of the year	31,633	$4.27	56,181	$3.06

The following table details the exercise price, expiry date and number of options issued to consultants that were outstanding as at the end of the year:

Exercise	Expiry	No. outstanding	No. outstanding
Price A$	Date	30 June, 2008	30 June, 2007

$2.10	30/11/07	—	37,200
$6.76	27/02/09	6,660	6,660
$4.90	16/03/10	9,184	14,244
$3.64	16/04/11	20,624	27,456
$2.41	30/03/12	31,092	44,452
$1.06	1/03/13	35,460	—

		103,020	130,012

The weighted average remaining contractual life for the share options outstanding as at 30 June, 2008 is between 1 and 5 years. (2007: 1 and 5 years)
The weighted average fair value of options granted during the year was A$0.61. (2007: A$1.40)
The fair value of the equity-settled share options granted to both employees and consultants is estimated as at the date of grant using a binomial model taking into account the terms and conditions upon which the options were granted.
The following table lists the inputs to the model used to calculate the fair value of the options.

	1 March,	26 October,	30 March,	21 April,	16 March,	27 February,
	2008	2007	2007	2006	2005	2004

Dividend yield	0%	0%	0%	0%	0%	0%
Expected volatility	57%	55%	59%	66%	69%	69%
Historical volatility	57%	55%	59%	66%	69%	69%
Risk-free interest rate	6.35%	6.41%	6.09%	5.62%	5.67%	5.52%
Expected life of option	5 years	4.4 years	5 years	5 years	5 years	5 years
Option fair value	A$0.60	A$0.66	A$1.40	A$2.10	A$2.96	A$2.82
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

Note 15 SEGMENT INFORMATION
The Group generally accounts for intercompany sales and transfers as if the sales or transfers were to third parties. Revenues are attributed to geographic areas based on the location of the assets producing the revenues.
The Novogen Group operates subsidiary companies in 3 major geographical areas being Australia, North America (including the US, licenced to Natrol, Inc. from October 2006, and Canada), and Europe (including the U.K. and the Netherlands). The subsidiaries are involved in the selling and marketing of Novogen’s consumer healthcare products.
Segment accounting policies are the same as the Group’s policies described in Note 1. During the financial year there were no changes in the segment accounting policies that had a material effect on the segment information.

Geographic Segments
The following table presents revenue and profit information and certain asset and liability information regarding business segments for the years ended June 30, 2008, June 30, 2007, and June 30, 2006.

	Australia/NZ			North America			Europe			Elimination			Consolidated
	2008	2007	2006	2008	2007	2006	2008	2007	2006	2008	2007	2006	2008	2007	2006
	A$’000	A$’000	A$’000	A$’000	A$’000	A$’000	A$’000	A$’000	A$’000	A$’000	A$’000	A$’000	A$’000	A$’000	A$’000

Revenue
Sales to external customers	4,755	4,453	5,166	2,428	3,152	5,720	2,217	3,104	2,614	—	—	—	9,400	10,709	13,500
Other revenues from external customers	2,171	4,691	2,703	5	54	—	13	—	—	(79)	(71)	(218)	2,110	4,674	2,485

Inter-segment revenues	1,206	3,543	2,021	—	—	—	—	—	—	(1,206)	(3,543)	(2,021)	—	—	—

Total segment revenue	8,132	12,687	9,890	2,433	3,206	5,720	2,230	3,104	2,614	(1,285)	(3,614)	(2,239)	11,510	15,383	15,985

Unallocated revenue													1,773	1,912	1,460

Total consolidated revenue													13,283	17,295	17,445

Result (from continuing operations)
Segment result (loss)	(27,435)	(18,684)	(11,883)	997	(1,493)	(6,798)	139	105	(985)	1,550	(4,221)	1,807	(24,749)	(24,293)	(17,859)
Unallocated expenses													(24)	(2)	(53)

Consolidated entity (loss) before income tax													(24,773)	(24,295)	(17,912)
Income tax expense													(4)	(1)	(1)

Net (loss) from continuing operations													(24,777)	(24,296)	(17,913)

Assets and liabilities
Segment assets	61,667	71,533	79,051	82,874	70,414	53,237	1,026	1,722	1,379	(102,166)	(92,312)	(82,569)	43,401	51,357	51,098
Segment liabilities	7,272	6,471	5,555	39,572	44,107	49,051	10,495	11,331	11,092	(49,575)	(55,178)	(59,178)	7,764	6,731	6,520

Other segment information
Capital expenditure	88	269	260	4	27	53	3	3	6	—	—	—	95	299	319
Depreciation	341	954	1,106	7	15	53	5	7	9	—	—	—	353	976	1,168
Amortisation	—	—	221	—	—	—	—	—	—	—	—	—	—	—	221

Impairment loss recognised in loss	—	—	301	—	—	—	—	—	—	—	—	—	—	—	301
Other non-cash expenses	514	1,395	1,207	31	2,208	(63)	(18)	35	(8)	—	—	—	527	3,638	1,136

Segment net gain/(loss) on foreign currency	(6,466)	(7,031)	2,748	4,767	5,573	(2,013)	764	581	(522)	(2)	(16)	(101)	(937)	(893)	112

Business Segments
The following table presents revenue, expenditure and certain asset information regarding business segments for the years ended June 30, 2008, June 30, 2007 and June 30, 2006.

				Pharmaceutical
	Consumer healthcare			research and development			Elimination			Consolidated
	2008	2007	2006	2008	2007	2006	2008	2007	2006	2008	2007	2006
	A$’000	A$’000	A$’000	A$’000	A$’000	A$’000	A$’000	A$’000	A$’000	A$’000	A$’000	A$’000

Segment revenue	10,507	12,450	14,362	2,776	4,845	3,083	—	—	—	13,283	17,295	17,445
Segment assets	21,469	28,461	32,611	22,717	23,790	19,042	(785)	(894)	(555)	43,401	51,357	51,098
Note 16 FINANCIAL INSTRUMENTS
Capital Risk Management
The Group manages its capital to ensure that the entities in the Group will be able to continue as a going concern while maximising shareholder value.
The capital structure of the Group consists of cash and cash equivalents and equity attributable to equity holders. The Group operates globally, primarily through subsidiary companies established in the markets in which the Group trades, or through subsidiary companies established to facilitate the development of specialty pharmaceutical products including oncology drug development through Marshall Edwards, Inc. and wound healing through Glycotex, Inc.
The Group’s overall strategy remains unchanged from 2007, whereby future operating cash flows generated by a profitable Consumer Health business will supplement the funds raised in equity markets by the Group’s listed subsidiary companies. Also the Group intends to fund its operations through licence opportunities for our pharmaceutical product candidates.
Financial Risk Management
The Group’s principal financial instruments comprise cash and short term deposits, receivables and payables. The Group is not exposed to significant debt or borrowings.
The Group’s activities expose it to a variety of financial risks. The main risks arising from the Group’s financial instruments are market risk (including currency risk and interest rate risk), credit risk and liquidity risk. The Group uses different methods to measure and manage the different types of risks to which it is exposed. These methods include monitoring the levels of exposure to interest rates and foreign exchange, ageing analysis and monitoring of specific credit allowances to manage credit risk, and, rolling cash flow forecasts to manage liquidity risk.

Market Risk
Interest rate risk
The Group’s exposure to market interest rates relate primarily to the investments of cash balances.
The Group has cash reserves held primarily in US$ and A$ and places funds on deposit with financial institutions for periods generally not exceeding three months.
At balance date the Group had the following exposure to variable interest rate risk:

	Consolidated
	2008	2007
	A$’000	A$’000
Financial assets

Cash at bank and in hand	27,930	30,059
Short term deposits	6,456	8,452

	34,386	38,511

Secured cash	1,000	1,000

Net exposure	35,386	39,511

At 30 June, 2008, if interest rates had moved as illustrated in the table below, with all other variables held constant, post tax profit would have been affected as follows:

	Post tax profit
	Higher/(Lower)
	2008	2007
	A$’000	A$’000

Judgements of reasonably possible movements:
Consolidated
+1% (100 basis points)	354	395
-1% (100 basis points)	(354)	(395)

The Group’s exposure to interest rate risk and the effective weighted average interest rate for each class of financial assets and liabilities is set out below.
Consolidated

		Floating		Fixed		Fixed		Non-interest				Weighted
		Interest Rate		1 year or less		Over 1 to 5 years		bearing		Total		average rate of
		2008	2007	2008	2007	2008	2007	2008	2007	2008	2007	interest
	Note	A$’000	A$’000	A$’000	A$’000	A$’000	A$’000	A$’000	A$’000	A$’000	A$’000	2008	2007

Financial assets
Cash	5	25,049	28,528	—	—	—	—	2,881	1,531	27,930	30,059	2.02%	3.84%

Deposits	5	—	—	7,456	9,452	—	—	—	—	7,456	9,452	7.75%	6.35%
Trade and other receivables	6	—	—	2,000	—	—	—	2,969	4,276	4,969	4,276	8.50%	N/A

Loans and receivables		—	—	9,456	9,452	—	—	2,969	4,276	12,425	13,728

Financial assets		25,049	28,528	9,456	9,452	—	—	5,850	5,807	40,355	43,787

Financial liabilities
Trade and other payables	11	—	—	—	—	—	—	6,671	5,920	6,671	5,920	N/A	N/A

Financial liabilities at amortised cost		—	—	—	—	—	—	6,671	5,920	6,671	5,920

Net financial assets/ (liabilities)		25,049	28,528	9,456	9,452	—	—	(821)	(113)	33,684	37,867

Foreign currency risk
The Group and the parent entity operate internationally and are exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the U.S. dollar (USD), the British pound (GBP), the Euro and the Canadian dollar (CAD). Foreign exchange risk arises from future transactions and recognised assets and liabilities denominated in a currency that is not the entity’s functional currency and net investments in foreign operations.
As of 30 June, 2008, the Group did not use derivative financial instruments in managing its foreign currency. Foreign subsidiaries with a functional currency of AUD have exposure to the local currency of these subsidiaries and any other currency these subsidiaries trade in. The functional currency of Marshall Edwards, Inc. and Glycotex, Inc. is USD and these subsidiaries have exposure to AUD and any other currency these subsidiaries trade in.

The Group’s exposure to foreign currency risk at 30 June, 2008 was as follows:

	Consolidated
	2008	2007
	A$’000	A$’000
USD denominated
Financial assets
Cash and cash equivalents	3,524	5,175
Trade and other receivables	268	179

	3,792	5,354

Financial liablities
Trade and other payables	110	141

Net exposure	3,682	5,213

GBP denominated
Financial assets
Cash and cash equivalents	18	(3)
Trade and other receivables	474	638

	492	635

Financial liablities
Trade and other payables	319	201

Net exposure	173	434

CAD denominated
Financial assets
Cash and cash equivalents	138	95
Trade and other receivables	200	169

	338	264

Financial liablities
Trade and other payables	79	60

Net exposure	259	204

EURO denominated
Financial assets
Cash and cash equivalents	49	60
Trade and other receivables	660	569

	709	629

Financial liablities
Trade and other payables	779	200

Net exposure	(70)	429

AUD denominated
Financial assets
Cash and cash equivalents	441	483
Trade and other receivables	—	—

	441	483

Financial liablities
Trade and other payables	1,695	1,099

Net exposure	(1,254)	(616)

The following sensitivity is based on the foreign currency risk exposures in existence at the balance sheet date:

	Post tax profit
	Higher/(Lower)
	2008	2007
	A$’000	A$’000
Judgements of reasonably possible movements:
USD denominated
Consolidated
AUD/USD +10%	(335)	(474)
AUD/USD -5%	194	274

GBP denominated
Consolidated
AUD/GBP +10%	(16)	(39)
AUD/GBP -5%	9	23

CAD denominated
Consolidated
AUD/CAD +5%	(12)	(10)
AUD/CAD -5%	14	11

EURO denominated
Consolidated
AUD/EURO +5%	3	(20)
AUD/EURO -5%	(4)	23

AUD denominated
Consolidated
AUD/USD +10%	114	56
AUD/USD -5%	(66)	(32)

Credit risk
The Group trades only with recognised, creditworthy third parties.
It is the Group’s policy that all customers who wish to trade on credit terms are subject to credit application procedures. In addition, receivable balances are monitored on an ongoing basis with the result that the Group’s exposure to bad debts is not significant.
The Group does not use derivative financial instruments. The Group places its cash deposits with high credit quality financial institutions and by policy, limits the amount of credit exposure to any single counter-party. The Group is averse to principal loss and ensures the safety and preservation of its invested funds by limiting default risk, market risk, and reinvestment risk.
The Group mitigates default risk by depositing funds with high credit quality financial institutions and by constantly positioning its portfolio to respond appropriately to a significant reduction in a credit rating of any financial institution.
The Group’s maximum exposures to credit risk at balance date in relation to each class of recognised financial assets is the carrying amount of those assets as indicated in the Balance Sheet.
Concentration of credit risk
There are no significant concentrations of credit risk within the Group. The Group minimises concentration of credit risk in relation to trade receivables by undertaking transactions with a large number of customers. The credit risk on liquid funds is limited as the counterparties are banks with high credit ratings.
Credit risk is managed in the following way:
(i)	customer payment terms are 30 days except for some customers who have 60 day terms;

(ii)	credit limits are applied to customers to limit the credit risk exposure; and

(iii)	by limiting the amount of credit exposure to any single counter-party for cash deposits.
Liquidity risk
The Group manages liquidity risks by maintaining adequate cash reserves and by continuously monitoring cash forecasts and actual cash flows.
Maturity analysis of financial liabilities based on management’s expectation
Trade payables and other financial liabilities mainly arise from the financing of assets used in our ongoing operations such as plant and equipment and investments in working capital. These assets are considered in the Group’s overall liquidity risk.

Consolidated	≤ 6 months	6-12 months	1-5 Years	> 5 years	Total
Year ended 30 June 2008	A$’000	A$’000	A$’000	A$’000	A$’000

Financial Liabilities
Trade and other payables	6,671	—	—	—	6,671

Total	6,671	—	—	—	6,671

Consolidated	≤ 6 months	6-12 months	1-5 Years	> 5 years	Total
Year ended 30 June 2007	A$’000	A$’000	A$’000	A$’000	A$’000

Financial Liabilities
Trade and other payables	5,920	—	—	—	5,920

Total	5,920	—	—	—	5,920

Financing facilities available
At reporting date, the following financing facilities had been negotiated and were available:

	Consolidated
	2008	2007
	A$’000	A$’000

Multi option facility	1,000	1,000

	1,000	1,000

Used at balance date	526	526
Unused at balance date	474	474

	1,000	1,000

Novogen Limited has entered into a Deed of Set-off where it has agreed to hold a deposited sum with the bank of at least $1 million at all times as additional security for the multi-option facility.

Note 17 COMMITMENTS

	Consolidated
	2008	2007
	A$’000	A$’000
(a) Lease commitments *

Commitments in relation to operating leases contracted for at the reporting date but not recognised as liabilities payable:
Not later than 1 year	466	471
Later than 1 year but not later than 2 years	431	476
Later than 2 years but not later than 3 years	58	444
Later than 3 years but not later than 4 years	—	81
Later than 4 years but not later than 5 years	—	11

	955	1,483

(b) Other expenditure commitments

Research and development contracts for service to be rendered:
Not later than 1 year	10,493	8,220
Later than 1 year but not later than 2 years	6,328	4,520
Later than 2 years but not later than 3 years	2,225	260

	19,046	13,000

*	Operating leases represent payments for property and equipment rental. Leases for property include an annual review for Consumer Price Index increases.
There are no commitments for capital expenditure outstanding at the end of the financial year.

Note 18 RELATED PARTY DISCLOSURES
Interests in controlled entities
The consolidated financial statements include the financial statements of Novogen Limited and the subsidiaries listed in the following table.

	Country of	% Equity interest *		Investment (A$’000)
Name of Entity	Incorporation	2008	2007	2008	2007

Novogen Laboratories Pty Ltd ^	Australia	100	100	1,551	949
Novogen Research Pty Ltd ^	Australia	100	100	7,000	7,000
Phytosearch Pty Ltd #	Australia	100	100	—	—
Phytogen Pty Ltd #	Australia	100	100	20	20
Glycotex Pty Ltd #	Australia	100	100	—	—
Norvogen Pty Ltd #	Australia	100	100	—	—
Central Coast Properties Pty Ltd ^	Australia	100	100	—	—
Novogen Inc	US	100	100	—	—
Glycotex, Inc.	US	81.0	81.3	857	54
Novogen Limited (UK)	UK	100	100	—	—
Promensil Limited	UK	100	100	—	—
Novogen BV	Netherlands	100	100	—	—
Novogen Canada Limited	Canada	100	100	—	—
Marshall Edwards, Inc.	US	71.9	78.1	—	—
Marshall Edwards Pty Limited #	Australia	71.9	78.1	—	—

				9,428	8,023

Novogen Limited, a company incorporated in Australia, is the ultimate parent entity.

^ Entities subject to class order relief
Pursuant to Class Order 98/1418 (as amended) issued by the Australian Securities and Investment Commission, relief has been granted to these companies from the Corporations Act 2001 requirements for preparation, audit and lodgement of their financial reports.
As a condition of the Class Order, Novogen Limited and the controlled entities subject to the Class Order (the “Closed Group”), entered into a Deed of Cross Guarantee on 28 May, 1999. The effect of the deed is that Novogen Limited has guaranteed to pay any deficiency in the event of winding up of the controlled entities. The controlled entities have also given a similar guarantee in the event that Novogen Limited is wound up.
# Entities that meet the requirements of small proprietary limited corporations.
* The proportion of ownership interest is equal to the proportion of voting power held.

The consolidated income statement and balance sheet of the entities that are members of the “Closed Group” are as follows:
Consolidated Income Statement

	CLOSED GROUP
	2008	2007
	A$’000	A$’000

Loss from continuing operations before income tax	(12,452)	(5,921)
Income tax expense	—	—

Loss after tax from continuing operations	(12,452)	(5,921)
Accumulated losses at the beginning of the period	(61,327)	(56,004)
Net income recognised directly in equity	602	598

Accumulated losses at the end of the financial year	(73,177)	(61,327)

Consolidated Balance Sheet

	CLOSED GROUP
	2008	2007
	A$’000	A$’000

CURRENT ASSETS
Cash and cash equivalents	13,718	17,339
Trade and other receivables	4,506	3,635
Inventories	1,162	2,952
Other current assets	433	539
Assets held for sale	—	2,203

Total current assets	19,819	26,668

NON-CURRENT ASSETS
Receivables	38,047	42,356
Property, plant and equipment	549	806
Other financial assets	—	54

Total non-current assets	38,596	43,216

TOTAL ASSETS	58,415	69,884

CURRENT LIABILITIES
Trade and other payables	2,958	2,922
Provisions	676	490

Total current liabilities	3,634	3,412

NON-CURRENT LIABILITIES
Provisions	385	226

Total non-current liabilities	385	226

TOTAL LIABILITIES	4,019	3,638

NET ASSETS	54,396	66,246

EQUITY
Contributed equity	127,573	127,573
Accumulated losses	(73,177)	(61,327)

TOTAL EQUITY	54,396	66,246

Note 19 REMUNERATION OF AUDITORS

	Consolidated
	2008	2007
	A$	A$

Amounts received or due and receivable by BDO for:
(a) an audit or review of the financial report of the entity and any other entity in the consolidated group;	252,523	263,899
(b) other services in relation to the entity and any other entity in the consolidated entity
- Tax compliance services	26,109	40,073
- MEI Form S-3 audit and review services	25,726	12,705
- Sarbanes-Oxley Section 404 services	81,195	—
- Review of government grants	2,980	1,600
- Other	8,007	3,573

	396,540	321,850
Amounts received or due and receivable by non BDO audit firms for:
- an audit or review of the financial report of the entity and any other entity in the consolidated group, for local statutory purposes	21,600	46,885
- other non-audit services — local statutory auditors	33,662	44,089

	451,802	412,824

Note 20 DIRECTOR AND EXECUTIVE DISCLOSURES
a) Details of key management personnel and Group executives

(i) Directors
Philip A. Johnston	Chairman (Non-executive)
Christopher Naughton	Chief Executive Officer
Alan J. Husband	Executive Director
Paul J. Nestel AO	Director (Non-executive)
Peter B. Simpson	Director (Non-executive)
Geffery M. Leppinus	Director (Non-executive)

(ii) Other key management personnel
David R. Seaton	Chief Financial Officer
Warren J. Lancaster	VP Commercial and Corporate Development
Bryan M. Palmer	General Manager Operations
Craig D. Kearney	General Manager Consumer Business
Ronald L. Erratt	Company Secretary

(iii) Group executives
Reinhard Koenig	Chief Executive Officer – Glycotex, Inc.
b) Compensation of key management personnel and Group executives

	Consolidated
	2008	2007
	A$’000	A$’000

Short term employee benefits	3,076,909	2,889,344
Post employment benefits	591,507	468,563
Long term employee benefits	103,008	64,656
Share-based payment	290,682	241,430

Total Compensation	4,062,106	3,663,993

Further information regarding key management personnel and their compensation can be found in Item 6 Directors, Senior Management and Employees commencing on page 42.

c) Option holding of key management personnel

	Balance at					Vested and	Not
	beginning of			Net	Balance at	exercisable	exercisable
	period	Granted as	Options	change	end of period	30 June,	30 June,
	1 July, 2007	remuneration	exercised	other	30 June, 2008	2008	2008
	Number	Number	Number	Number	Number	Number	Number

Executive Directors
C Naughton	—	91,196	—	—	91,196	—	91,196
AJ Husband	106,176	50,472	—	(38,256)	118,392	59,672	58,720

Executives
DR Seaton	156,860	125,492	—	(38,468)	243,884	59,672	184,212
WJ Lancaster (US)	60,090	53,020	—	(5,374)	107,736	27,735	80,001
BM Palmer	89,112	67,864	—	(24,108)	132,868	32,803	100,065
CD Kearney	90,612	69,560	—	(23,812)	136,360	33,326	103,034
RL Erratt	87,864	63,836	—	(24,524)	127,176	32,214	94,962

Total	590,714	521,440	—	(154,542)	957,612	245,422	712,190

	Balance at					Vested and	Not
	beginning of			Net	Balance at	exercisable	exercisable
	period	Granted as	Options	change	end of period	30 June,	30 June,
	1 July, 2006	remuneration	exercised	other	30 June, 2007	2007	2007
	Number	Number	Number	Number	Number	Number	Number

Executive Directors
AJ Husband	147,948	—	(41,772)	—	106,176	68,330	37,846

Executives
DR Seaton	127,530	50,472	(21,142)	—	156,860	68,542	88,318
WJ Lancaster (US)	35,678	24,412	—	—	60,090	19,430	40,660
BM Palmer	84,872	27,676	(23,436)	—	89,112	40,660	48,452
CD Kearney	61,844	28,768	—	—	90,612	40,438	50,174
RL Erratt	91,476	26,400	(30,012)	—	87,864	40,903	46,961

Total	549,348	157,728	(116,362)	—	590,714	278,303	312,411

d) Shareholdings of key management personnel and their related parties

	Balance	Granted as	On exercise	Net change	Balance
	1 July, 2007	remuneration	of options	other	30 June, 2008
	Number Ord	Number Ord	Number Ord	Number Ord	Number Ord

Executive Directors
PA Johnston	58,594	—	—	15,000	73,594
C Naughton	633,511	—	—	—	633,511
AJ Husband	102,920	—	—	—	102,920
GM Leppinus	3,000	—	—	—	3,000
PJ Nestel AO	32,000	—	—	—	32,000
PB Simpson	500	—	—	5,000	5,500

Executives
DR Seaton	37,378	—	—	—	37,378
BM Palmer	134,023	—	—	71,613	205,636
CD Kearney	8,850	—	—	—	8,850
RL Erratt	232,368	—	—	(1,000)	231,368

Total	1,243,144	—	—	90,613	1,333,757

	Balance	Granted as	On exercise	Net change	Balance
	1 July, 2006	remuneration	of options	other	30 June, 2007
	Number Ord	Number Ord	Number Ord	Number Ord	Number Ord

Executive Directors
PA Johnston	48,594	—	—	10,000	58,594
C Naughton	633,511	—	—	—	633,511
AJ Husband	61,148	—	41,772	—	102,920
GM Leppinus	—	—	—	3,000	3,000
PJ Nestel AO	32,000	—	—	—	32,000
LC Read *	2,000	—	—	(2,000)	—
PB Simpson	500	—	—	—	500

Executives
DR Seaton	16,236	—	21,142	—	37,378
BM Palmer	128,702	—	23,436	(18,115)	134,023
CD Kearney	8,850	—	—	—	8,850
RL Erratt	202,356	—	30,012	—	232,368

Total	1,133,897	—	116,362	(7,115)	1,243,144

* resigned as a Director 30 January, 2007.
All equity transactions with Executive Directors and executives, other than those arising from the exercise of remuneration options, have been entered into under terms and conditions no more favourable than those the entity would have adopted if dealing at arm’s length.

Note 21 EVENTS AFTER THE BALANCE SHEET DATE
On 29 July, 2008 the Company entered into a Share Subscription Agreement with El Coronado Holdings LLC for the placement of 4,531,633 ordinary shares at a purchase price of $1.2215 per share raising gross proceeds of $5,535,390. Following the placement El Coronado Holdings LLC holds 19.9% of the Company’s issued and outstanding shares.
On 28 July, 2008 MEI entered into a securities subscription agreement with OppenheimerFunds Inc and Novogen Limited pursuant to which MEI sold 1,700,000 and 2,908,295 shares of common stock to Oppenheimer and Novogen respectively, at a purchase price of US$2.17 per share. The aggregate proceeds to MEI from the sale of shares was US$10,000,000. The shares are registered under the Securities Act of 1933, as amended, pursuant to an effective shelf registration statement. On 30 July, 2008 MEI filed a prospectus supplement to the shelf registration statement covering the sale of shares to Oppenheimer and Novogen. Following the raising Novogen owned 71.3% of MEI’s issued and outstanding shares.
There have been no other significant events occurring after balance date which have had a material impact on the business.
Note 22 DIVIDENDS
The Company has incurred losses since its inception and, as a result, has not declared any dividends. Any dividends in future periods will be declared in Australian dollars.
Note 23 CONTINGENT ASSETS AND CONTINGENT LIABILITIES
The Company is continuing to prosecute its IP rights and in June 2007 announced that the Vienna Commercial Court had upheld a provisional injunction against an Austrian company, APOtrend. The Company has provided a guarantee to the value of €250,000 with the court to confirm its commitment to the ongoing enforcement process.

SIGNATURES
The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.
NOVOGEN LIMITED
/s/ Christopher Naughton
Mr. Christopher Naughton
Managing Director
Date: November 28, 2008

Exhibit Index
a. Exhibits

Exhibit No.	Exhibit Description

1.1	Constitution of Novogen Limited (formerly known as the Memorandum of Association and Articles of Association). (1)

2.1	Deposit Agreement as further amended and restated, dated as of September 29, 2005, among Novogen Limited, the Bank of New York, as Depositary, and owners and holders from time to time of ADRs issued thereunder. (2)

4.1	Employment Contract between the Company and Mr. C. Naughton dated June 21, 2006. (4)

4.2	Employment Contract between the Company and Professor Alan Husband dated June 21, 2006. (4)

4.4	Lease between Kendall Glen Pty Limited (Lessor) and Novogen Laboratories Pty Ltd for the Company’s corporate headquarters at 140 Wicks Road, North Ryde, New South Wales. (3)

4.5	Employment Contract between the Company and Bryan Palmer dated June 21, 2006. (4)

4.6	Employment Contract between the Company and Craig Kearney dated June 21, 2006. (4)

4.7	Employment Contract between the Company and David Seaton dated June 21, 2006. (4)

4.8	Employment Contract between the Company and Ronald Erratt dated June 21 30, 2006. (4)

4.9	Employment Contract between the Company and Warren Lancaster dated June 21, 2006. (5)

8.1	Company Subsidiaries. (*)

Exhibit No.	Exhibit Description

12.1	Certification of Chief Executive Officer pursuant to Rule 13a – 14(a) of the Securities Exchange Act of 1934, as amended. (*)

12.2	Certification of Chief Financial Officer a pursuant to Rule 13a – 14(a) of the Securities Exchange Act of 1934, as amended. (*)

13.1	Certification by the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as added by Section 906 of the Sarbanes – Oxley Act of 2002. (*)

*	Filed herewith.

(1)	Incorporated by reference to the Registration Statement on Form 20-F filed with the Securities and Exchange Commission on December 24, 1998 (File No. 0-29962)

(2)	Incorporated by reference to the Registration Statement on Form F-6 filed with the Securities and Exchange Commission on September 29, 2005 (File No. 333-128681)

(3)	Incorporated by reference to the Annual Report on Form 20-F filed with the Securities and Exchange Commission on November 27, 2000 (File No. 0-29962)

(4)	Incorporated by reference to the Annual Report on Form 20-F filed with the Securities and Exchange Commission on November 29, 2006 (File No. 0-29962)

(5)	Incorporated by reference to the Annual Report on Form 20-F filed with the Securities and Exchange Commission on December 14, 2007 (File No. 0-29962)