Form 20-F/A
period 2008-06-30
NOVOGEN LTD
filed 2009-03-20
CIK 1075880

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F/A
(Amendment No.1)

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
Yes ☐   No ☑

EXPLANATORY NOTE
     This Amendment No. 1 (this “Amendment”) to our Annual Report on Form 20-F for the fiscal year ended June 30, 2008, as filed with the U.S. Securities and Exchange Commission (the “SEC”) on December 5, 2008, is being filed solely to add as exhibits (i) the Patent License Agreement, dated as of November 13, 1997, by and among Novogen Limited, Novogen Research Pty Limited, Novogen Inc. and Protein Technologies International Inc. and (ii) the Amendment to the Patent License Agreement, dated as of June 21, 2004, by and among Novogen Limited, Novogen Research Pty Limited, Novogen Inc. and Solae LLC (formerly known as Protein Technologies International Inc.) as Exhibit 4.10 and Exhibit 4.11, respectively. Accordingly, we have also added Exhibit 4.10 and Exhibit 4.11 to the Exhibit List in Item 19. We note that portions of Exhibit 4.10 and Exhibit 4.11 have been omitted pursuant to a request for confidential treatment and that such omitted portions are being filed separately with the SEC.
     This Amendment speaks as of the date of the initial filing of the Form 20-F. Other than as described above, this Amendment does not, and does not purport to, amend, update or restate any other information or disclosure included in the Form 20-F and does not, and does not purport to, reflect any events that have occurred after the date of the initial filing of the Form 20-F. As a result, our Annual Report on Form 20-F for the fiscal year ended June 30, 2008, as amended by this Amendment, continues to speak as of the initial filing date of the Form 20-F.

Part III
Item 19. Exhibits
SIGNATURES
Exhibit Index to Amendment No. 1
EX-4.10: PATENT LICENSE AGREEMENT
EX-4.11: AMENDMENT TO PATENT LICENSE AGREEMENT
EX-12.1: CERTIFICATION
EX-12.2: CERTIFICATION
EX-13.1: CERTIFICATION

Part III
Item 19. Exhibits
     (a) Exhibits

Exhibit
No.	Exhibit Description

1.1	Constitution of Novogen Limited (formerly known as the Memorandum of Association and Articles of Association). (1)

2.1	Deposit Agreement as further amended and restated, dated as of September 29, 2005, among Novogen Limited, the Bank of New York, as Depositary, and owners and holders from time to time of ADRs issued thereunder. (2)

4.1	Employment Contract between the Company and Mr. C. Naughton dated June 21, 2006. (4)

4.2	Employment Contract between the Company and Professor Alan Husband dated June 21, 2006. (4)

4.4	Lease between Kendall Glen Pty Limited (Lessor) and Novogen Laboratories Pty Ltd for the Company’s corporate headquarters at 140 Wicks Road, North Ryde, New South Wales. (3)

4.5	Employment Contract between the Company and Bryan Palmer dated June 21, 2006. (4)

4.6	Employment Contract between the Company and Craig Kearney dated June 21, 2006. (4)

4.7	Employment Contract between the Company and David Seaton dated June 21, 2006. (4)

4.8	Employment Contract between the Company and Ronald Erratt dated June 21 30, 2006. (4)

4.9	Employment Contract between the Company and Warren Lancaster dated June 21, 2006. (5)

4.10	Patent License Agreement, dated as of November 13, 1997, by and among Novogen Limited, Novogen Research Pty Limited, Novogen Inc. and Protein Technologies International Inc.* **

4.11	Amendment to the Patent License Agreement, dated as of June 21, 2004 by and among Novogen Limited, Novogen Research Pty Limited, Novogen Inc. and Solae LLC (formerly known as Protein Technologies International Inc.)* **

8.1	Company Subsidiaries**

12.1	Certification of Chief Executive Officer pursuant to Rule 13a — 14(a) of the Securities Exchange Act of 1934, as amended**

12.2	Certification of Chief Financial Officer a pursuant to Rule 13a — 14(a) of the Securities Exchange Act of 1934, as amended**

13.1	Certification by the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as added by Section 906 of the Sarbanes — Oxley Act of 2002.**

*	Portions of these documents have been omitted pursuant to a request for confidential treatment. Such omitted portions are being filed separately with the SEC.

**	Filed herewith.

(1)	Incorporated by reference to the Registration Statement on Form 20-F filed with the Securities and Exchange Commission on December 24, 1998 (File No. 0-29962)

(2)	Incorporated by reference to the Registration Statement on Form F-6 filed with the Securities and Exchange Commission on September 29, 2005 (File No. 333-128681)

(3)	Incorporated by reference to the Annual Report on Form 20-F filed with the Securities and Exchange Commission on November 27, 2000 (File No. 0-29962)

(4)	Incorporated by reference to the Annual Report on Form 20-F filed with the Securities and Exchange Commission on November 29, 2006 (File No. 0-29962)

(5)	Incorporated by reference to the Annual Report on Form 20-F filed with the Securities and Exchange Commission on December 14, 2007 (File No. 0-29962)

SIGNATURES
     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused the undersigned to sign this amendment to its annual report on its behalf.

NOVOGEN LIMITED
/s/ Christopher Naughton
Mr. Christopher Naughton
Managing Director Date: March 20, 2009

Exhibit Index to Amendment No. 1

4.10	Patent License Agreement, dated as of November 13, 1997, by and among Novogen Limited, Novogen Research Pty Limited, Novogen Inc. and Protein Technologies International Inc.* **

4.11	Amendment to the Patent License Agreement, dated as of June 21, 2004 by and among Novogen Limited, Novogen Research Pty Limited, Novogen Inc. and Solae LLC (formerly known as Protein Technologies International Inc.)* **

12.1	Certification of Chief Executive Officer pursuant to Rule 13a — 14(a) of the Securities Exchange Act of 1934, as amended**

12.2	Certification of Chief Financial Officer a pursuant to Rule 13a — 14(a) of the Securities Exchange Act of 1934, as amended**

13.1	Certification by the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as added by Section 906 of the Sarbanes — Oxley Act of 2002.**

*	Portions of these documents have been omitted pursuant to a request for confidential treatment. Such omitted portions are being filed separately with the SEC.

**	Filed herewith.