Form 20-F/A
period 2008-06-30
NOVOGEN LTD
filed 2009-05-05
CIK 1075880

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F/A
(Amendment No. 2)

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
Yes ☐   No ☑

EXPLANATORY NOTE
      On March 20, 2009, Novogen Limited (the “Company”) filed Amendment No. 1 to its Annual Report on Form 20-F/A for the fiscal year ended June 30, 2008 with the U.S. Securities and Exchange Commission (the “SEC”) to add as exhibits (i) the Patent License Agreement, dated as of November 13, 1997, by and among Novogen Limited, Novogen Research Pty Limited, Novogen Inc. and Protein Technologies International Inc. and (ii) the Amendment to the Patent License Agreement, dated as of June 21, 2004, by and among Novogen Limited, Novogen Research Pty Limited, Novogen Inc. and Solae LLC (formerly known as Protein Technologies International Inc.) as Exhibits 4.10 and 4.11, respectively. Portions of each of Exhibits 4.10 and 4.11 were redacted and filed separately with the SEC pursuant to a request for confidential treatment.
     The purpose of this Amendment No. 2 to the Company’s Annual Report on Form 20-F/A for the fiscal year ended June 30, 2008 is to replace the Amendment to the Patent License Agreement previously filed as Exhibit 4.11 to Amendment No. 1 with a new version in which certain of the information previously redacted (specifically, certain of the minimum annual payments set forth in Article 3.01(b)(vii) through Article 3.01(b)(xiii)) is now included without redaction. Certain other portions of this new version of the Amendment to the Patent License Agreement will continue to be redacted and filed separately with the SEC pursuant to a request for confidential treatment. The new version of the Amendment to the Patent License Agreement is filed as Exhibit 4.11 hereto.
     This Amendment No. 2 speaks as of the date of the initial filing of the Form 20-F. Other than as described above, this Amendment No. 2 does not, and does not purport to, amend, update or restate any other information or disclosure included in the Form 20-F and does not, and does not purport to, reflect any events that have occurred after the date of the initial filing of the Form 20-F. As a result, the Company’s Annual Report on Form 20-F for the fiscal year ended June 30, 2008, as amended by this Amendment No. 2, continues to speak as of the initial filing date of the Form 20-F.

Part III
Item 19. Exhibits
SIGNATURES
Exhibit Index to Amendment No. 2
EX-4.11
EX-12.1
EX-12.2
EX-13.1

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
Managing Director Date: May 5, 2009

Exhibit Index to Amendment No. 2

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