Form 20-F
period 2009-11-26
NOVOGEN LTD
filed 2009-12-15
CIK 1075880

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b)

OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

       [X]     ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)

        OF THE SECURITIES EXCHANGE ACT OF 1934

        For the fiscal year ended June 30, 2009

OR

       [  ]      TRANSITION REPORT PURSUANT TO SECTION 13 OR

         15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

       [  ]       SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR

         15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

         Date of event requiring this shell company report…………….

         For the transition period from................... to...................

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

_______________________________________

*	Not for trading, but only in connection with the registration of American Depositary Shares.
________________________________

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

Not Applicable

The number of outstanding Ordinary Shares of the issuer as at June 30, 2009 was 102,125,894.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes         [   ]                                                  No        [X ]

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes         [   ]                                                   No        [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes         [X]                                                    No        [  ]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes         [  ]                                                      No        [  ]

Indicate by check mark if the registrant is a large accelerated filer, an accelerated filer or non-accelerated filer.

Large accelerated filer [  ]          Accelerated filer [X]          Non-accelerated filer [  ]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing

U.S. GAAP [  ]

International Financial Reporting Standards as issued
by the International Accounting Standards Board    [X]

Other [  ]

If ‘Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17   [  ]                                                      Item 18 [  ]

If this is an annual report, indicate by a check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes         [  ]                                                      No        [X]

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements other than statements of historical facts contained in this Annual Report, including statements regarding the future financial position, business strategy and plans and objectives of management for future operations, are forward-looking statements. The words “believe”, “may”, “will”, “estimate”, “continue”, “anticipate”, “intend”, “should”, “plan”, “expect”, and similar expressions, as they relate to Novogen Limited (“Novogen”, the “Company” or the “Group”), are intended to identify forward-looking statements. The Company has based these forward-looking statements largely on current expectations and projections about future events and financial trends that it believes may affect its financial condition, results of operations, business strategy and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including, without limitation, those described in “Risk Factors” and elsewhere in this Annual Report on Form 20-F (the “Annual Report”), including, among other things:

•	the inability of the Company to obtain any additional required financing or financing available to it on acceptable terms, particularly in the context of the current global financial crisis;
•	the failure of the Company’s majority owned subsidiary Marshall Edwards, Inc. (“MEI” or “Marshall Edwards”) to achieve satisfactory clinical outcomes from the OVATURE clinical trial of phenoxodiol;
•	the ability of MEI to continue its development of triphendiol, NV-128 and NV-143;
•	the ability of the Company’s majority owned subsidiary Glycotex, Inc. (“Glycotex”) to continue its clinical development of GLYC-101;
•	the failure to locate, hire, assimilate and retain qualified personnel;
•	the failure of the Company to successfully commercialize its products;
•
costs and delays in the development and/or receipt of U.S. Food and Drug Administration (“FDA”) or other required governmental approvals, or the failure to obtain such approvals, for the Company’s products;

•	uncertainties in clinical trial results;
•
the inability to maintain or enter into, and the risks resulting from dependence upon, collaboration or contractual arrangements necessary for the development, manufacture, commercialization, marketing, sales and distribution of any products;

•	competition and competitive factors;
•	the inability to enforce the Company’s patents or proprietary rights and obtain necessary rights to third party patents and intellectual property to operate the business;
•	the inability to operate the business without infringing upon the patents and proprietary rights of others;
•	the failure of any product candidate to gain market acceptance;
•	general economic conditions;
•	government regulation generally and the receipt of regulatory approvals;
•	changes in industry practice; and
•	one-time events.

These risks are not exhaustive. Other sections of the Annual Report may include additional factors which could adversely impact the Company’s business and financial performance. Moreover, the Company operates in a very competitive and rapidly changing environment. New risk factors emerge from time to time and it is not possible for the Company to predict all risk factors, nor can the Company assess the impact of all factors on the business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

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

Item 3.                 Key Information

Selected Financial Data

The selected financial data at June 30, 2009 and 2008 and for the years ended June 30, 2009, 2008 and 2007 have been derived from the Consolidated Financial Statements of the Company included in this Annual Report and should be read in conjunction with, and are qualified in their entirety by, reference to those statements and the notes thereto.

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

Selected financial data has been presented for the five most recent fiscal years which have been prepared in compliance with AIFRS.

The Consolidated Financial Statements have been audited in accordance with generally accepted auditing standards in the United States by the Company’s independent registered public accountants.

The Company’s fiscal year ends on June 30. As used throughout this Annual Report, the word “fiscal” followed by a year refers to the 12 month period ending on June 30 of that year. For example, the term “fiscal 2009” refers to the 12 months ended June 30, 2009. Except as otherwise indicated, all dollar amounts referred to in this Annual Report are at the consolidated level and exclude inter-company amounts.

Summary of Consolidated Income Statements
(AIFRS)

	2005	2006	2007	2008	2009	2009
Continuing operations	(A$'000)	(A$'000)	(A$'000)	(A$'000)	(A$'000)	(US$'000)

Revenue from sale of goods	13,404	13,500	10,709	9,400	8,333	6,712
Other revenue	3,985	3,945	6,586	3,883	2,814	2,267
Total revenue	17,389	17,445	17,295	13,283	11,147	8,979

Net loss before income tax	(12,682)	(17,912)	(24,295)	(24,773)	(23,786)	(19,160)

Net loss attributable to members of Novogen Limited	(11,532)	(16,220)	(19,981)	(20,264)	(18,928)	(15,247)

Basic and diluted earnings/(loss) per share (cents per share)	(11.9)	(16.7)	(20.5)	(20.8)	(18.6)	(15.0)

Weighted average number of Ordinary Shares used to calculate earnings per share	96,839,570	97,207,053	97,567,399	97,594,261	101,741,016	101,741,016

Number of outstanding Ordinary Shares at year end	97,045,662	97,294,054	97,594,261	97,594,261	102,125,894	102,125,894

Summary of Consolidated Balance Sheets
(AIFRS)

	2005	2006	2007	2008	2009	2009
	(A$'000)	(A$'000)	(A$'000)	(A$'000)	(A$'000)	(US$'000)

Cash and Cash
Equivalents	47,260	33,513	39,511	35,386	33,338	26,854

Total Assets	67,485	51,098	51,357	43,401	37,842	30,482

Net Assets	60,492	44,578	44,626	35,637	28,773	23,177

Capital Stock	176,235	176,989	191,876	200,432	206,419	166,271

No dividends have been declared by the Company in the fiscal years included in this Annual Report.

The Company publishes its Consolidated Financial Statements expressed in Australian dollars. In this Annual Report, references to “U.S. dollars” or “US$” are to the currency of the United States of America (“U.S.”) and references to “Australian dollars” or “A$” are to the currency of Australia. For the convenience of the reader, this Annual Report contains translations of certain Australian dollar amounts into U.S. dollars at specified rates. These translations should not be construed as representations that the Australian dollar amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. Unless otherwise stated, the translations of Australian dollars into U.S. dollars have been made at the rate of US$0.8055  = A$1.00, the noon market buying rate in New York City for cable transfers in Australian Dollars as certified for customs purposes by the Federal Reserve Bank of New York (the noon buying rate) on June 30, 2009.

The noon buying rate on November 30, 2009 was US$0.9143 = A$1.00

Exchange Rates for the six months to November 2009
A$ versus US$

Month	High	Low
June	$0.8195	$0.7851
July	$0.8339	$0.7751
August	$0.8439	$0.8201
September	$0.8824	$0.8306
October	$0.9275	$0.8656
November	$0.9369	$0.8985

Fiscal Year	Average
Ended June 30	Rate
2005	$0.7529
2006	$0.7472
2007	$0.7862
2008	$0.8968
2009	$0.7455

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

 The Company will need additional funds in order to finance its future operations and its clinical development programs. The actual amount of funds that the Company will need will be determined by a number of factors, some of which are beyond its control.

The Company’s funding requirements have been, and will continue to be, significant. The Company anticipates that its existing cash resources will be adequate to fund the Company's operating requirements through the next 12 months based upon the Company's current business plan.

The Company’s 71.3% owned U.S. subsidiary company MEI will need additional funds to progress the development program for the drug candidates triphendiol, NV-128  and NV-143.

The Company’s 80.7% owned U.S. subsidiary company Glycotex will also need additional funds to further the clinical development of its investigational wound healing compound GLYC-101.

The Company's operating cash requirements may vary materially from those now planned due to a number of factors. These factors include the success of the Company's research and development efforts, the ability of the Company to satisfy applicable regulatory requirements, the extent of the Company's ability to produce its products in a cost-effective manner, the rate at which the Company can introduce its products into new markets and the market acceptance and competitive position of the Company's products.

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

The recent global financial crisis may negatively impact the Company’s liquidity and clinical trials, as well as the liquidity and clinical trials of the Company’s subsidiaries, by precluding the Company and its subsidiaries from raising funds through equity and/or debt investments or third party loans on favorable terms or at all.

The Company and its subsidiaries have traditionally raised capital through the sale of equity securities to investors.  Recently, the financial services industry and credit market have experienced a period of unprecedented turmoil characterized by bankruptcy, failure and collapse or sale of various financial institutions.  Although the ultimate outcome of these events cannot be predicted, they may preclude the Company and its subsidiaries from raising the capital necessary to finance their business operations.  In particular, MEI may not be able to raise the capital necessary to progress the clinical program for phenoxodiol, triphendiol, NV-128 and NV-143 and Glycotex may not be able to raise the capital necessary to progress the clinical program for GLYC-101.  The Company and its subsidiaries may need to rely upon collaboration and/or licensing opportunities with third parties to obtain the funding necessary to conduct their business operations.

The Company cannot assure you that it or its subsidiaries will be able to raise the funds necessary to complete their clinical trials and research programs or find appropriate collaboration and/or licensing opportunities.

The Company has incurred operating losses since its inception, and is likely to incur operating losses for the foreseeable future.

The Company has incurred net losses of A$204,584,000 since its inception, including net losses of A$23,787,000, A$24,777,000, and A$24,296,000 for the years ended June 30, 2009, 2008, and 2007, respectively. The Company anticipates that it will incur operating losses and negative cash flow for the foreseeable future.

MEI has terminated new enrollment into the OVATURE Phase III clinical trial and may not be able to pursue commercialization of phenoxodiol at this time.

MEI has terminated new enrollment into the OVATURE Phase III clinical trial, in part, because the global financial downturn makes it unlikely that MEI will be able to raise the necessary capital through debt or equity issuances in the near future to fund the trial to completion as originally planned. MEI has ceased recruiting the necessary number of additional patients to complete the trial as originally planned. As a result of the termination of new enrollment into the OVATURE Phase III clinical trial, MEI may not be able to pursue commercialization of phenoxodiol at this time.

If the un-blinded data analysis of the patient data from the OVATURE Phase III clinical trial does not demonstrate the safety and efficacy of phenoxodiol for the treatment of platinum-resistant late-stage ovarian cancer, MEI may be unable to out-license phenoxodiol to third parties for this purpose.

MEI has decided to undertake an un-blinded analysis of the available data from the 142 completed or current patients in the OVATURE Phase III clinical trial to assess the safety and efficacy of phenoxodiol for the treatment of platinum-resistant late-stage ovarian cancer. If the analysis demonstrates the safety and efficacy of phenoxodiol, MEI may be able to out-license phenoxodiol to third parties and receive licensing revenues. If, however, the analysis shows that phenoxodiol is not safe and/or not effective, MEI may not be able to out-license phenoxodiol to third parties.

 If the data from the Company’s clinical trial program do not demonstrate the safety and efficacy of the phenolic drug candidates to the satisfaction of the FDA and other regulatory authorities, the Company will not receive approval to market its drug candidates in the U.S. or other jurisdictions.

Phenolic drug development is an entirely novel and unproven field of pharmaceutical drug development and there is limited scientific understanding of phenolic technology on which the Company’s drug program is based. There can be no assurance that any of the compounds under development by the Company will prove to be sufficiently efficacious, safe and cost-effective to be commercially viable. The commercialization process of the products currently in clinical development includes the anti-cancer drug candidates phenoxodiol and triphendiol being developed by the Company’s subsidiary MEI. The commercialization process of the foregoing drug candidates may be delayed if the FDA or another regulatory authority requires the expansion in the size and scope of any clinical trial or if MEI fails to achieve satisfactory clinical outcomes from the OVATURE clinical trial of phenoxodiol. It may take many years to complete the testing and failure can occur at any stage in the process. Negative or inconclusive results or adverse medical events during a clinical trial could cause the Company to delay or terminate development efforts.

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

The Company will rely on third parties to manufacture commercial quantities of its pharmaceutical drug candidates as well as drug supplies for larger scale clinical trials. There can be no assurance that third party manufacturers will devote the resources necessary to meet demand for the Company’s products. Also, if the costs of manufacturing increases, or the costs of materials used in manufacturing increases, these costs will be passed onto the Company making the cost of conducting clinical trials more expensive. In addition, increases in manufacturing costs could adversely affect the Company’s future profitability if it is unable to pass on the increased costs to its customers.

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

In addition, the facilities where the Company’s products are manufactured are subject to periodic inspection by regulatory authorities for compliance with the Current Good Manufacturing Practice (cGMP) regulations. There can be no assurance that these authorities will not, during the course of an inspection of existing or future facilities, identify what they consider to be deficiencies in cGMP or other requirements and request, or seek, remedial action. Failure to comply with such regulations or delay in attaining compliance may adversely affect the Company’s manufacturing activities and could result in, among other actions, warning letters, injunctions, civil penalties, refusal to grant approvals or clearances of future or pending product submissions, fines, recalls or seizure of products, total or partial suspensions of production and criminal prosecution. If any of the foregoing events occur, the Company’s products may not be available to supply the market demand and the Company’s sales revenues may be adversely affected.

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

Litigation relating to patent infringement could result in substantial costs to, and diversion of effort by, the Company, and may also be necessary to enforce any patents issued or licensed to the Company or to determine the scope and validity of third party proprietary rights. The Company is currently involved in a number of litigation proceedings against companies which it believes were infringing certain of the Company’s patents related to dietary supplements.

If competitors, claim technology also claimed by the Company, prepare and file patent applications in the U.S., the Company may have to participate in interference proceedings in the U.S. Patent and Trademark office to determine priority of invention, which could result in substantial cost to, and diversion of effort by, the Company, even if the eventual outcome is favorable to the Company.

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

The Company may not be able to establish the strategic licensing partnerships necessary to develop, market and distribute its pharmaceutical product candidates.

A key part of the Company’s business plan is to out license its pharmaceutical product candidates to strategic business partners. The Company has not yet established any strategic licensing partnerships. The relative attractiveness to potential licensing partners and, consequently, the ability to negotiate acceptable terms in any partnership agreement, will be affected by the results of the clinical programs. Successful clinical outcomes may generate greater interest from potential partners than if the Company’s product candidates are demonstrated to be less effective. There is no assurance that the Company will be able to negotiate commercially acceptable licensing or other agreements for the future exploitation of its product candidates. If the Company is unable to successfully enter into licensing arrangements it may have to delay the commercialization program for its product candidates which will adversely affect its ability to generate operating revenues.

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

The Company is a public company limited by shares and is registered and operates under the Australian Corporations Act 2001. Five out of the Company's six directors and all of the officers named in this Annual Report reside outside the U.S. Substantially all of the assets of those persons are located outside the U.S. As a result, it may not be possible to affect service on such persons in the U.S. or to enforce, in foreign courts, judgments against such persons obtained in U.S. courts and predicated on the civil liability provisions of the federal securities laws of the U.S. Furthermore, substantially all of the directly owned assets of the Company are outside the U.S., and, as such, any judgment obtained in the U.S. against the Company may not be collectible within the U.S. There is doubt as to the enforceability in the Commonwealth of Australia, in original actions or in actions for enforcement of judgments of U.S. courts, of civil liabilities predicated solely upon federal or state securities laws of the U.S., especially in the case of enforcement of judgments of U.S. courts where the defendant has not been properly served in Australia.

The trading price of the Company’s ordinary shares and American Depository Receipts (“ADRs”) could decline in value if the trading price of the shares of common stock of its listed subsidiary company, Marshall Edwards, declines.

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

If the market price of the Company’s ADRs remains below $5.00 per share, under stock exchange rules, the Company’s stockholders will not be able to use such ADRs as collateral for borrowing in margin accounts. This inability to use ADRs as collateral may depress demand as certain institutional investors are restricted from investing in securities priced below $5.00 and may lead to sales of such ADRs creating downward pressure on and increased volatility in the market price of the Company’s ordinary shares and ADRs.

In addition, under the rules of The Nasdaq Stock Market, listed companies are required to maintain a share price of at least $1.00 per share and if the share price declines below $1.00 for a period of 30 consecutive business days, then the listed company would have 180 days to regain compliance with the $1.00 per share minimum. In the event that the Company’s share price declines below $1.00, it may be required to take action, such as a reverse stock split, in order to comply with the Nasdaq Stock Market rules that may be in effect at the time in order to avoid delisting of the Company’s common stock and the associated decrease in liquidity in the market for the Company’s common stock.

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

Capital expenditures
The Company made no major investments of a capital nature during fiscal 2009. Future facilities will be developed where appropriate. Current capacity at the pilot plant at North Ryde NSW is sufficient to meet demand for the short to medium term.

Business overview

Nature of the Business

The Company is a pharmaceutical company involved in the discovery, development, manufacture and marketing of products based on the emerging field of isoflavonoid technology. The Company’s product development program embraces both a novel range of pharmaceuticals based on a range of phenolic compounds and a range of consumer health care products based on plant compounds known as isoflavones. A key element of the Company’s strategy is to continue to advance its research and development in more advanced pharmaceuticals in the area of human phenolic compound technology. With the current economic climate making capital raising for extended clinical development programs difficult, the Company is relying on its internal resources to concentrate on the expanding oncology portfolio, particularly, the triphendiol human clinical development program and the pre-clinical development program for NV-128 that is currently underway.

Clinical development

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

OVATURE Phase III Clinical Trial

The OVATURE trial is a major multi-centre international Phase III clinical trial of orally-administered phenoxodiol in combination with carboplatin in women with advanced ovarian cancer resistant or refractory to platinum-based drugs to determine its safety and effectiveness when used in combination with carboplatin.

In April 2009, MEI announced the termination of enrollment into the OVATURE Phase III trial and its intention to undertake an un-blinded analysis of the available data from the trial.  The patients currently enrolled in the trial have continued their treatment according to the study protocol.  However, MEI has ceased recruiting new patients to participate in the OVATURE trial and the available data from the 142 completed and current patients will be analysed for safety and efficacy outcomes.

MEI decided to terminate new enrollment into the OVATURE Phase III trial and assess the available patient data, in part, because the global financial downturn makes it unlikely that MEI will be able to raise the necessary capital through debt or equity issuances in the near future to fund the trial to completion as originally planned.  Additionally, changes in the standard of care over the period that the OVATURE trial has been in operation has resulted in fewer women meeting the inclusion criteria of the OVATURE protocol, which slowed patient recruitment rates.

The termination of patient enrollment into the OVATURE study and unblinded analysis of the available data from the trial have been discussed with FDA, because the analysis will not be performed as described in the approved Special Protocol Assessment (“SPA”) agreement.

Prostate Phase II Clinical Trial

MEI has completed a Phase II prostate cancer study in advanced hormone refractory disease in Australia, and in October 2007, MEI announced that it is conducting another Phase II prostate cancer clinical trial using phenoxodiol as first line treatment in men with early stage disease (35 patients with androgen dependent disease but rising PSA) compared to patients with late stage hormone refractory disease (25 patients with chemotherapy naïve androgen independent disease). The study is being conducted at Yale Cancer Center and the West Haven Veterans Administration Hospital Connecticut in the US. Both of these patient groups represent areas of unmet medical need in this common cancer.

Triphendiol

Triphendiol is a synthetic investigational anti-cancer compound based on an isoflavan ring structure and is being developed by MEI. Similar to phenoxodiol, triphendiol is a signal transduction inhibitor. Preliminary screening studies have identified triphendiol as a candidate for product development showing a favorable in vitro toxicity profile against normal cells and broad activity against cancer cells. Triphendiol is being developed initially in oral form for the treatment of pancreatic and bile duct cancers.

Triphendiol has completed two Phase I human trials in Australia which have demonstrated an acceptable safety profile and acceptable pharmacokinetics when administered by the oral route.

Triphendiol had been granted Orphan Drug status by the FDA for the treatment of pancreatic cancer and for the treatment of cholangiocarcinoma, or bile duct cancer, as well as for the treatment of Stage IIB through Stage IV malignant melanoma.

An Orphan Drug refers to a product that is intended for use in a disease or condition that affects fewer than 200,000 individuals in the US. A grant of Orphan Drug status provides seven years of market exclusivity for the orphan indication after approval by the FDA, as well as study design assistance from the FDA during its development. Triphendiol is in the early stages of clinical development and it is anticipated that significant clinical testing will be required to prove safety and efficacy before marketing applications may be filed with the FDA.

In January 2009, MEI announced that triphendiol had been granted an Investigational New Drug (IND) status by the FDA to undertake clinical studies in the U.S. with triphendiol as a chemosensitizing agent in combination with gemcitabine in patients with unresectable locally advanced or metastatic pancreatic and bile duct cancers.

NV-128

NV-128 is a cancer compound which has been shown in pre-clinical studies to promote cancer cell death in multi–drug resistant ovarian cancer cells by targeting the AKT-mTOR pathway. Structurally, NV-128 is an analog of phenoxodiol and triphendiol but in contrast to phenoxodiol, which induces caspase mediated apoptosis, NV-128 has been shown to induce caspase-independent DNA degradation and cancer cell death via the AKT-mTOR pathway.

Additionally, NV-128, through its capacity to dephosphorylate mTOR appears to inhibit both mTORC1 and mTORC2 activity showing an advantage over existing rapamycin analog mTOR inhibitors which appear to target only mTORC1 making them less effective in those cancer cells that have developed rapalog-resistance and which have a dysfunctional apoptotic cascade.

GLYC-101

In April, 2009, Glycotex, Inc. announced the completion of a scheduled interim analysis in a Phase II study evaluating the effect of investigational GLYC-101 gel on complete wound closure and cosmetic outcomes in cosmetic surgery patients undergoing carbon dioxide laser skin resurfacing on the lower eyelid area.

The interim analysis was conducted after 26 subjects completed the study. The comparison of each active arm to placebo with respect to the primary endpoint (time to complete wound closure) shows positive results when considering the full dataset of patient data from all treatment combinations.

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

Promensil and Trinovin are “dietary supplements” that deliver standardized levels of all four isoflavones — daidzein, genistein, formononetin and biochanin. In addition, the Company has introduced dietary supplement line extensions including Promensil Vitality and Promensil Double Strength.

The Company has established 100% owned subsidiary companies in Canada, and the U.K. to market and distribute its range of dietary supplements. The Company has also entered into agency agreements to distribute its dietary supplements in Singapore, China, Malaysia, Indonesia, Taiwan, South Africa, Ireland, Austria, Netherlands, Switzerland, Belgium, Portugal, Italy, Malta, Korea, Brazil and UAE. In 2006, the Company licensed the U.S. rights to market Promensil and Trinovin brands to Natrol, Inc.

The following table is an analysis of revenue from sales and other sources during the past three fiscal years by categories of activity and by geographical market. Other revenue consists principally of interest income, grants received and royalty receipts.  See Note 2 to the Consolidated Financial Statements.

Category of Activity

	2007	2008	2009
	(A$'000)	(A$'000)	(A$'000)

Revenue from sale of goods	10,709	9,400	8,333

Other revenue	6,586	3,883	2,814

Total Revenue	17,295	13,283	11,147

Geographical Markets

	2007	2008	2009
	(A$'000)	(A$'000)	(A$'000)

Revenue from sale of goods

Australia/NZ	4,453	4,755	4,902

Europe	3,104	2,217	1,363

North America	3,152	2,428	2,068

	10,709	9,400	8,333

Other revenue

Australia/NZ	5,751	3,145	2,528

Europe	7	5	1

North America	828	733	285

	6,586	3,883	2,814

Total Revenue	17,295	13,283	11,147

Source and Availability of Raw Materials

 Phenolic Pharmaceutical Compounds

Small quantities of the synthetic phenolic compounds used in the Company’s pre-clinical studies and clinical trials are currently being manufactured at the Company’s pilot facility located at North Ryde, Australia, and through contracted third party manufacturers. The pilot plant facility has the capability to provide sufficient product for pre-clinical and initial clinical trial purposes. The Company has taken the strategic decision not to manufacture compounds for larger clinical trials or commercial scale Active Pharmaceutical Ingredients (API) for its drug candidates, including phenoxodiol and triphendiol as these can be more economically supplied by third parties with particular expertise in this area.

Isoflavones

Isoflavones for use in consumer health care products are supplied under contract entered into with a third party supplier. The Company also uses contract formulators and packers in Australia to tablet and pack the final product for supply to world markets.

Marketing Channels

The Company’s marketing strategy is to continue to be responsible for the direct marketing of its consumer health care products in Australia, Canada and the U.K. The Company has entered into third party distribution arrangements for other international territories.

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

The Company pursues a broad patent application filing strategy, and filing PCT patent applications can be used to pursue patent protection in member countries with significant markets for the Company’s products. All current patent applications are filed in the name of, or assigned to either Novogen Inc., Novogen’s wholly-owned U.S. subsidiary, or Novogen Research Pty Ltd, one of Novogen’s wholly-owned Australian subsidiaries.

The areas with expanding patent cover include novel dimeric and novel aminated isoflavones, isoflavone formulations and various uses, combined isoflavone/chemotherapy and isoflavone/ radiotherapy treatments and glucan preparation and uses.

During the year 18 patents, and one reissue patent were granted as follows:

AUSTRALIA
Patent # 2004202747	Compositions and Therapeutic Methods Involving Isoflavones and Analogues Thereof
Patent # 2003264176	Skin Photoageing and Actinic Damage Treatment
Patent # 2003265737	Combination Chemotherapy Compositions and Methods
Patent # 2007201390	Combination Chemotherapy Compositions and Methods

CANADA
Patent # 2562918	Process for Glucan Preparation and Therapeutic Uses of Glucan

MEXICO
Patent # 261510	Preparation of Isoflavones from Legumes
Patent # 258618	Dimeric Isoflavones
Patent # 262896	Aminated Isoflavonoid Derivatives and Uses Thereof
Patent # 252511	Skin Photoageing and Actinic Damage Treatment
Patent # 254945	Compositions and Therapeutic Methods Involving Isoflavones and Analogues Thereof

NEW ZEALAND
Patent # 539034	Aminated Isoflavonoid Derivatives and Uses Thereof
Patent # 538583	Combination Chemotherapy Compositions and Methods

NORWAY
Patent # 325681	Therapeutic Methods and Compositions Involving Isoflavones

UNITED STATES
Patent # 7419998	Therapeutic Methods and Compositions Involving Isoflavones
Patent # 7488494	Compositions and Therapeutic Methods Involving Isoflavones and Analogues Thereof
Patent # RE40,792	Health Supplements Containing Phyto-Oestrogens, Analogues of Metabolites Thereof (Re-issue of Patent # 5830887)

JAPAN
Patent # 4197736	Process for Glucan Preparation and Therapeutic Uses of Glucan
Patent # 4256679	Treatment of Restenosis

CHINA
Patent # ZL02809019.5	Dimeric Isoflavones

These grants bring the number of patents issued to 108.

Trademark Protection

The Company also seeks IP protection through trademark registration of product names and corporate logos. The Company has an active program of registering all product trademarks in significant markets.

Licensing Arrangements

In 1997, the Company granted an exclusive royalty-bearing license, with the right to grant sublicenses, to Protein Technologies International, then a subsidiary of Ralston Purina Company (“PTI”), covering three of the Company’s patent applications (and U.S. patents arising from such applications) for the development and commercialization of prescription and non-prescription drug products and dietary health supplements in which the biologically active component is derived from soy and consists of at least one isoflavone covered by one of the licensed patent applications (or U.S. patents arising from such applications). Subsequent to the Company’s grant of the license, U.S. patents were issued for all three patent applications. The geographical territory of the license is worldwide, with the exception of Australia and New Zealand. In 1997, Dupont acquired PTI and PTI subsequently changed its name to Solae LLC (“Solae”) in connection with a joint venture that it entered into with Bunge Ltd. In 2004, the parties amended the license to revise the schedule of minimum annual payments and to provide for payment to be made by Solae to the Company in the event that Solae sells its isoflavone drug program. The license was transferred to Archer Daniels Midland Company (“ADM”) in 2005.

Under the terms of the transfer, ADM assumed the rights and obligations formally held by Solae, including the obligation to make minimum annual payments and royalty payments to the Company. Notwithstanding the transfer of the license agreement, Solae remains obligated to make payment to the Company in the event that Solae sells its isoflavone drug program. The license agreement will terminate upon the expiration or invalidation of the last of the patent applications and/or patent rights that it covers.

The Company received minimum annual payments from ADM of U.S. $1,250,000 and U.S. $1,320,000 in the calendar years 2007 and 2008, respectively. ADM is also required to make the following future minimum annual payments to the Company:

(i)	U.S. $1,430,000 due by December 31, 2009;

(ii)	U.S. $1,540,000 due by December 31, 2010;

(iii)	U.S. $1,670,000 due by December 31, 2011; and

(iv)	U.S. $2,000,000 by December 31, 2012 and annually thereafter for so long as the agreement is in effect.

The annual royalties payable under the terms of the agreement are computed at various percentages of ADM’s cumulative net sales of prescription and non-prescription drug products and dietary health supplements covered by the licensed patents.  ADM must pay the Company a certain percentage of its cumulative net sales of the covered products as annual royalties until the cumulative net sales reach a certain dollar amount.  Thereafter, as the cumulative net sales increase to certain specified dollar amount tiers, the percentage payable as royalties decreases with each tier. In connection with agreement, the Company received royalty income from ADM of A$1.6 million and A$1.4 million in fiscal years 2009 and 2008, respectively.

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

In order to ensure that a product can be included in the ARTG, a sponsoring company must make an application to the Therapeutic Goods Administration, or TGA. The application usually consists of a form accompanied by data (based on the European Union requirements) to support the quality, safety and efficacy of the product for its intended use and payment of a fee. Application details are available on the TGA website http://www.tga.gov.au.

The TGA requires a 26B certificate from Applicants who are required to submit safety and efficacy data when making their application, and who, when making their application, rely on data previously submitted to the TGA by another person in relation to an approved product. This certificate states that the applicants will not enter the market with a product that would infringe a patent on the product; or, that they have notified the patent owner of their intention to enter the market before the expiry of any applicable patent. All other applicants may provide notice that such a certificate is not required.

The first phase of evaluation, known as the Application Entry Process, is usually a short period during which an application is assessed on an administrative level to ensure that it complies with the basic guidelines. The TGA may request further details from the applicant, and may agree with sponsors that additional data (which while not actually required by the application, could enhance the assessment outcome) may be submitted later at an agreed time. The TGA must decide within at least 40 working days whether it will accept the application for evaluation.

Once an application is accepted for evaluation, aspects of the data provided are allocated to evaluators within the different relevant sections, who prepare clinical evaluation reports. Following evaluation, the chemistry and quality control aspects of a product may be referred to a Pharmaceutical Sub-Committee (PSC), which is a sub-committee of the TGA prescription medicine expert advisory committee, the Australian Drug and Evaluation Committee (ADEC) to review the relevant clinical evaluation reports.

The clinical evaluation reports (along with any resolutions of the ADEC sub-committee) are then sent to the sponsoring company who then has the opportunity to comment on the views expressed within the evaluation report, provide corrections and to submit supplementary data to address any issues raised in the evaluation reports.

Once the evaluations are complete, the TGA prepares a summary document on the key issues on which advice will be sought from the either the ADEC (for new medicines) or from the Peer Review Committee (PRC) for existing or generic products. This summary is sent to the sponsoring company which is able to submit a response to the ADEC or PRC dealing with issues raised in the summary and those not previously addressed in the evaluation report. The ADEC/PRC provide independent advice on the quality, risk-benefit, effectiveness and access of the product and conduct medical and scientific evaluations of the application.

The ADEC meets every 2 months to examine the applications referred by the TGA and its resolutions are provided to the sponsoring company after 5 working days after the ADEC meeting.

The TGA takes into account the advice of the ADEC or PRC in reaching a decision to approve or reject a product. Any approval for registration on the ARTG may have conditions associated with it.

From the time that the TGA accepts the initial application for evaluation, the TGA must complete the evaluation and make a decision on the registration of the product within at least 255 working days. If not completed within 255 working days, the TGA forfeits 25% of the evaluation fee otherwise payable by the sponsor, but any time spent waiting for a response from the sponsor is not included in the 255 working days. The TGA also has a system of priority evaluation for products that meet certain criteria, including where the product is a new chemical entity that it is not otherwise available on the market as an approved product, and is for the treatment of a serious, life-threatening illness for which other therapies are either ineffective or not available.

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

In the U.S., pharmaceutical products are regulated by the FDA under the Federal Food, Drug, and Cosmetic Act or FDCA and other laws including in the case of biologics, the Public Health Service Act. The Company believes, but cannot be certain, that its products will be regulated as drugs by the FDA. The process required by the FDA before drugs may be marketed in the U.S. generally involves the following:

•
pre-clinical laboratory evaluations, including formulation and stability testing, and animal tests performed under the FDA’s Good Laboratory Practices regulations to assess potential safety and effectiveness;

•
submission and approval of an Investigational New Drug Application, or IND, including results of pre-clinical tests, manufacturing information and protocols for clinical studies, which must become effective before clinical trials may begin in the U.S.;

•	obtaining approval of Institutional Review Boards, or IRB’s, to administer the products to human subjects in clinical trials;

•	adequate and well-controlled human clinical trials to establish the safety and efficacy of the product for the product’s intended use;

•	development of manufacturing processes which conform to FDA current Good Manufacturing Practices, or cGMPs, as confirmed by FDA inspection;

•	submission of pre-clinical and clinical studies results, and chemistry, manufacturing and controls, or CMC, information on the product to the FDA in a New Drug Application, or NDA; and

•	FDA review and approval of a NDA, prior to any commercial sale or shipment of a product.

The testing and approval process requires substantial time, effort, and financial resources, and the Company cannot be certain that any approval will be granted on a timely basis, if at all.

Pre-clinical tests and studies can take several years to complete, and there is no guarantee that an IND the Company or its subsidiaries submit based on such tests and studies will become effective within any specific time period, if at all.

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

The Company cannot be certain that it will successfully complete Phase I, Phase II, or Phase III testing of its products within any specific time period, if at all. Furthermore, the FDA, the IRB or the Company may suspend or terminate clinical trials at any time on various grounds, including a finding that the subjects or patients are being exposed to an unacceptable health risk.

Results of pre-clinical studies and clinical trials, as well as detailed information about the manufacturing process, quality control methods, and product composition, among other things, are submitted to the FDA as part of a NDA seeking approval to market and commercially distribute the product on the basis of a determination that the product is safe and effective for its intended use. Before approving a NDA, the FDA will inspect the facilities at which the product is manufactured and will not approve the product unless cGMP compliance is satisfactory. If applicable regulatory criteria are not satisfied, the FDA may deny the NDA or require additional testing or information. As a condition of approval, the FDA also may require post-marketing testing or surveillance to monitor the product’s safety or efficacy. Even after a NDA is approved, the FDA may impose additional obligations or restrictions (such as labeling changes), or even suspend or withdraw a product approval on the basis of data that arise after the product reaches the market, or if compliance with regulatory standards is not maintained. The Company cannot be certain that any NDA the Company or its subsidiaries submit will be approved by the FDA on a timely basis, if at all. Also, any such approval may limit the indicated uses for which the product may be marketed. Any refusal to approve, delay in approval, suspension or withdrawal of approval, or restrictions on indicated uses could have a material adverse impact on the Company’s business prospects.

Each NDA must be accompanied by a user fee, pursuant to the requirements of the Prescription Drug User Fee Act, or PDUFA, and its amendments. According to the FDA’s fee schedule, effective on October 1, 2008 for the fiscal year 2009, the user fee for an application requiring clinical data, such as a NDA, is $1,247,200. The FDA adjusts the PDUFA user fees on an annual basis. PDUFA also imposes an annual product fee for prescription drugs and biologics ($71,520), and an annual establishment fee ($425,600) on facilities used to manufacture prescription drugs and biologics. A written request can be submitted for a waiver for the application fee for the first human drug application that is filed by a small business, but there are no waivers for product or establishment fees. The Company is not at the stage of development of its products where the Company is subject to these fees, but they are significant expenditures that may be incurred in the future and must be paid at the time of application submissions to FDA.

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

After product approval, there are continuing significant regulatory requirements imposed by the FDA, including record-keeping requirements, obligations to report adverse side effects in patients using the products, and restrictions on advertising and promotional activities. Quality control and manufacturing procedures must continue to conform to cGMPs, and the FDA periodically inspects facilities to assess cGMP compliance. Additionally, post-approval changes in ingredient composition, manufacturing processes or facilities, product labeling, or other areas may require submission of a NDA Supplement to the FDA for review and approval. New indications will require additional clinical studies and submission of a NDA Supplement. Failure to comply with FDA regulatory requirements may result in an enforcement action by the FDA, including warning letters, product recalls, suspension or revocation of product approval, seizure of product to prevent distribution, impositions of injunctions prohibiting product manufacture or distribution, and civil and criminal penalties. Maintaining compliance is costly and time-consuming. The Company cannot be certain that the Company, or its present or future suppliers or third-party manufacturers, will be able to comply with all FDA regulatory requirements, and potential consequences of noncompliance could have a material adverse impact on the Company’s business prospects.

The FDA’s policies may change, and additional governmental regulations may be enacted that could delay, limit, or prevent regulatory approval of the Company’s products or affect the Company’s ability to manufacture, market, or distribute its products after approval. Moreover, increased attention to the containment of healthcare costs in the U.S. and in foreign markets could result in new government regulations that could have a material adverse effect on the Company’s business. The Company’s failure to obtain coverage, an adequate level of reimbursement, or acceptable prices for its future products could diminish any revenues the Company may be able to generate. The Company’s ability to commercialize future products will depend in part on the extent to which coverage and reimbursement for the products will be available from government and health administration authorities, private health insurers, and other third-party payers. European Union member states and U.S. Government and other third-party payers increasingly are attempting to contain healthcare costs by consideration of new laws and regulations limiting both coverage and the level of reimbursement for new drugs. The Company cannot predict the likelihood, nature or extent of adverse governmental regulation that might arise from future legislative or administrative action, either in the U.S. or abroad.

The Company’s activities also may be subject to state laws and regulations that affect the Company’s ability to develop and sell its products. The Company is also subject to numerous federal, state, and local laws relating to such matters as safe working conditions, clinical, laboratory, and manufacturing practices, environmental protection, fire hazard control, and disposal of hazardous or potentially hazardous substances. The Company may incur significant costs to comply with such laws and regulations now or in the future, and the failure to comply may have a material adverse impact on its business prospects.

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

Under the Drug Price Competition and Patent Term Restoration Act of 1984 a sponsor may obtain marketing exclusivity for a period of time following FDA approval of certain drug applications, regardless of patent status, if the drug is a new chemical entity or if new clinical studies were required to support the marketing application for the drug. This marketing exclusivity prevents a third party from obtaining FDA approval for an identical or nearly identical drug under an Abbreviated New Drug Application or a “505(b)(2) New Drug Application.” The statute also allows a patent owner to obtain an extension of applicable patent terms for a period equal to one-half the period of time elapsed between the filing of an IND and the filing of the corresponding NDA plus the period of time between the filing of the NDA and FDA approval, with a five year maximum patent extension. The Company cannot be certain that it will be able to take advantage of either the patent term extension or marketing exclusivity provisions of these laws.

The Best Pharmaceuticals for Children Act, or BPCA, signed into law on January 4, 2002, was reauthorized and amended by the FDA Amendments Act of 2007 or FDAAA.  The reauthorization of BPCA provides an additional six months of patent protection to NDA applicants that conduct acceptable pediatric studies of new and currently-marketed drug products for which pediatric information would be beneficial, as identified by FDA in a Pediatric Written Request. The Pediatric Research Equity Act, or PREA, signed into law on December 3, 2003, also was reauthorized and amended by FDAAA.  The reauthorization of PREA requires that most applications for drugs and biologics include a pediatric assessment (unless waived or deferred) to ensure the drugs' and biologics' safety and effectiveness in children.  Such pediatric assessment must contain data, gathered using appropriate formulations for each age group for which the assessment is required, that are adequate to assess the safety and effectiveness of the drug or the biological product for the claimed indications in all relevant pediatric subpopulations, and to support dosing and administration for each pediatric subpopulation for which the drug or the biological product is safe and effective.  The pediatric assessments can only be deferred provided there is a timeline for the completion of such studies.  The FDA may waive (partially or fully) the pediatric assessment requirement for several reasons, including if the applicant can demonstrate that reasonable attempts to produce a pediatric formulation necessary for that age group have failed.

European Union Regulatory Requirements

Outside the U.S., the Company’s ability to market products will also be contingent upon receiving marketing authorizations from the appropriate regulatory authorities and compliance with applicable post-approval regulatory requirements. Although the specific requirements and restrictions vary from country to country, as a general matter, foreign regulatory systems include risks similar to those associated with FDA regulation, described above. Under EU regulatory systems, marketing authorizations may be submitted either under a centralized or a national procedure. Under the centralized procedure, a single application to the European Medicines Agency (EMEA) leads to an approval granted by the European Commission which permits the marketing of the product throughout the EU. The centralized procedure is mandatory for certain classes of medicinal products, but optional for others. For example, all medicinal products developed by certain biotechnological means, and those developed for cancer and other specified diseases and disorders, must be authorized via the centralized procedure. The Company assumes that the centralized procedure will apply to its products that are developed by means of a biotechnology process. The national procedure is used for products that are not required to be authorized by the centralized procedure. Under the national procedure, an application for a marketing authorization is submitted to the competent authority of one member state of the EU. The holders of a national marketing authorization may submit further applications to the competent authorities of the remaining member states via either the decentralized or mutual recognition procedure. The decentralized procedure enables applicants to submit an identical application to the competent authorities of all member states where approval is sought at the same time as the first application, while under the mutual recognition procedure, products are authorized initially in one member state, and other member states where approval is sought are then requested to recognize the original authorization based upon an assessment report prepared by the original authorizing competent authority. Both the decentralized and mutual recognition procedures should take no longer than 90 days, but if one member state makes an objection, which under the legislation can only be based on a possible risk to human health, the application will be automatically referred to the Committee for Medicinal Products for Human Use (CHMP) of the EMEA. If a referral for arbitration is made, the procedure is suspended. However, member states that have already approved the application may, at the request of the applicant, authorize the product in question without waiting for the result of the arbitration. Such authorizations will be without prejudice to the outcome of the arbitration. For all other concerned member states, the opinion of the CHMP, which is binding, could support or reject the objection or alternatively could reach a compromise position acceptable to all EU countries concerned. The arbitration procedure may take an additional year before a final decision is reached and may require the delivery of additional data.

As with FDA approval the Company may not be able to secure regulatory approvals in Europe in a timely manner, if at all. Additionally, as in the U.S., post-approval regulatory requirements, such as those regarding product manufacture, marketing, or distribution, would apply to any product that is approved in Europe, and failure to comply with such obligations could have a material adverse effect on the Company’s ability to successfully commercialize any product.

The conduct of clinical trials in the European Union is governed by the European Clinical Trials Directive (2001/20/EC), which was implemented in May 2004. This Directive governs how regulatory bodies in member states control clinical trials. No clinical trial may be started without a clinical trial authorization granted by the national competent authority and favorable ethics approval.

Accordingly, there is a marked degree of change and uncertainty both in the regulation of clinical trials and in respect of marketing authorizations which face the Company for its products in Europe.

Organizational Structure

Corporate Structure
Novogen Limited is a company limited by shares and is incorporated and domiciled in Australia. Novogen Limited and its controlled entities “Novogen” or the “Group” have prepared a consolidated financial report incorporating the entities that Novogen Limited controlled during fiscal 2009, which included the following controlled entities:

Name of Entity	Country of Incorporation	Ownership % +
Novogen Laboratories Pty Ltd	Australia	100
Novogen Research Pty Ltd	Australia	100
Novogen Inc	U.S.A.	100
Glycotex, Inc	U.S.A.	80.7
Novogen Limited(U.K.)	U.K.	100
Promensil Limited	U.K.	100
Novogen BV	Netherlands	100
Novogen New Zealand Limited	New Zealand	100
Novogen Canada Limited	Canada	100
Marshall Edwards, Inc.	U.S.A.	71.3
Marshall Edwards Pty Limited	Australia	71.3

* Indirect ownership through Marshall Edwards, Inc.
+ Ownership % at June 30, 2009.

Property, Plant and Equipment

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

Item 4A.                      Unresolved Staff Comments

None

Item 5.                 Operating and Financial Review and Prospects

The following discussion and analysis should be read in conjunction with “Item 18. Financial Statements” included below. Operating results are not necessarily indicative of results that may occur in future periods. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. The actual results may differ materially from those anticipated in the forward-looking statements as a result of many factors including, but not limited to, those set forth under “Forward-Looking Statements” and “Risk Factors” in Item 3. “Key Information” included above in this Annual Report. All forward-looking statements included in this document are based on the information available to the Company on the date of this document and the Company assumes no obligation to update any forward-looking statements contained in this Annual Report.

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

Returns

Over the last three years, returns and estimates of return liability were not considered material and are detailed below.

	Balance at Beginning of year	Charged to Cost and Expense	Actual Returns	Balance at End of Year
	A$'000	A$'000	A$'000	A$'000
Allowance for Sales returns:
Year ended June 30, 2007	96	380	351	125
Year ended June 30, 2008	125	145	223	47
Year ended June 30, 2009	47	277	288	36

Discounts

Discounts are generally calculated as deductions off the Company’s invoice price and as such do not require significant judgment in determining accrual amounts.  Over the last three years, the discounts and estimate of claims were not considered material and are detailed below:

	Balance at Beginning of year	Charged to Cost and Expense	Actual Discounts	Balance at End of Year
	A$'000	A$'000	A$'000	A$'000
Allowance for Sales discounts:
Year ended June 30, 2007	137	688	708	117
Year ended June 30, 2008	117	554	592	79
Year ended June 30, 2009	79	647	584	142

Inventory Adjustments

Inventories are measured at the lower of cost or net realizable value. The Company reviews the components of inventory on a regular basis for excess, obsolete and impaired inventory based on estimated future usage and sales. The likelihood of any material inventory write-downs is dependent on rapid changes in customer demand or new product introductions by competitors.

For additional information on significant accounting policies refer to Item 18 “Financial Statements” - Note 1 – “Summary of Significant Accounting Policies”.

Results of Operations

The following table provides a summary of revenues and expenses to supplement the more detailed discussions below:

INCOME STATEMENTS
for the year ended June 30, 2009
	Consolidated
	2009	2008	2007	2009
	A$'000	A$'000	A$'000	US$'000
Continuing Operations
Revenue	11,147	13,283	17,295	8,979
Cost of sales	(2,523)	(4,090)	(6,945)	(2,032)

Gross profit	8,624	9,193	10,350	6,947

Other income	-	1,623	2,710	-

Research & development expenses	(18,788)	(18,811)	(16,134)	(15,134)
Selling & promotional expenses	(6,572)	(6,134)	(7,908)	(5,294)
Shipping and handling expenses	(341)	(300)	(392)	(275)
General and administrative expenses	(6,671)	(9,792)	(12,902)	(5,373)
Other expenses	(27)	(528)	(17)	(21)
Finance costs	(11)	(24)	(2)	(9)

Loss before income tax	(23,786)	(24,773)	(24,295)	(19,159)

Income tax expense	(1)	(4)	(1)	(1)

Loss for the period	(23,787)	(24,777)	(24,296)	(19,160)

Loss attributable to minority interest	4,859	4,513	4,315	3,914

Loss attributable to members of Novogen Limited	(18,928)	(20,264)	(19,981)	(15,246)

Basic and diluted earnings/(loss) per share (cents)	(18.6)	(20.8)	(20.5)	(15.0)

Operating Results – Fiscal 2009 compared to Fiscal 2008

Revenue

The Group earned gross revenues for the year ended June 30, 2009 of A$11.1 million versus A$13.3 million in the previous corresponding period, a reduction of A$2.2 million. The reduction in revenue was due to decreased sales of the Group’s consumer health care products of A$1.1 million or 12%. Other revenue also reduced by A$1.1 million to A$2.8 million verses A$3.9 million for the previous corresponding period. The decrease in other revenue was mainly due to the reduced interest received on cash balances reflecting lower global interest rates.

Consumer product sales

Sales of consumer health care products decreased by A$1.1 million to A$8.3 million for the twelve months ended June 30, 2009 from A$9.4 million for the twelve months ended June 30, 2008.

Sales in Australasia (including sales to export markets) for the year ended June 30, 2009 were A$4.9 million, an increase of A$0.1 million or 2% from A$4.8 million for the previous year. Canadian sales for the year ended June 30, 2009 reduced by A$0.2 million to A$2.1 million from A$2.3 million for the previous 12 month period. The reduction was due to difficult market conditions and a significant downturn in the consumer market for menopause products. Sales revenue in the UK decreased by A$0.3 million to A$1.4 million for the twelve month period to June 30, 2009 compared to A$1.7 million for the same period last year. The UK sales decline was caused by the economic downturn with consumers turning away from premium brands and a reduction in the supplement market for menopause.

Costs and expenses

Total expenses before interest and tax decreased by A$4.8 million to A$34.9 for the year ended June 30, 2009 compared to A$39.7 million for the year ended June 2008. Cost of sales decreased A$1.6 million corresponding with reduced sales from Europe and Canada. General and Administrative Expenses were favourably impacted by A$3.1 million due primarily to favourable currency movements. These savings were partially offset by an increase in selling and promotional expense of A$0.4 million. This increase was due to expenses associated with a decision to discontinue the weight loss product Aliten following disappointing consumer uptake post launch.

Net loss

The operating loss attributable to Novogen shareholders for the financial year, after allowing for losses attributable to minority interests of A$4.9 million, reduced by A$1.4 million to A$18.9 million from a loss of A$20.3 million for the previous year.

The net loss from ordinary activities after income tax for the consolidated Group for the year ended June 30, 2009 reduced by A$1.0 million to $23.8 million from A$24.8 million for the previous year. The reduction in the Group’s net loss for the year ended June 30, 2009 was due to reduced revenues and other incomes being offset by reduced expenditures.

Operating Results – Fiscal 2008 compared to Fiscal 2007

Revenue

The Group earned gross revenues for the year ended June 30, 2008 of A$13.3 million versus A$17.3 million in the previous corresponding period, a reduction of A$4.0 million. The reduction in revenue was due to decreased sales of the Group’s consumer health care products of A$1.3 million or 12%. The decrease in sales in fiscal 2007 to fiscal 2008 was mainly due to the Company’s licensing of its U.S. consumer health care products to Natrol, Inc. in 2007. Other revenue for the fiscal year ended June 30, 2008 was A$3.9 million, which represented a decrease of A$2.7 million from A$6.6 million for the fiscal year ended June 30, 2007.  Other revenue was higher in fiscal 2007 than fiscal 2008 due to the Company’s receipt of one time license fees from Natrol Inc. and litigation settlement amounts from Sante Naturelle and Chattem Inc. in connection with license and patent infringement in the U.S. and Canada.

Consumer product sales

Sales of consumer health care products decreased by A$1.3 million to A$9.4 million for the twelve months ended June 30, 2008 from A$10.7 million for the twelve months ended June 30, 2007.

Sales in Australasia (including sales to export markets) for the year ended June 30, 2008 were A$4.8 million, an increase of A$0.3 million or 7% from A$4.5 million for the previous year. The increase was due to the launch of Promensil Double Strength formulation and Promensil Vitality products. There was no sales revenue from the U.S. as consumer products were licensed to Natrol, Inc. from the end of October 2006 and this represents a reduction of A$1.4 million for the twelve month period to June 30 last year. Canadian sales for the year ended June 30 2008 increased by A$0.6 million to A$2.3 million up from A$1.7 million for the previous 12 month period, due to the launch of Promensil Double Strength formulation and increased volume sales as a result of promotional programs. Sales revenue in Europe decreased by A$0.9 million to A$2.2 million for the twelve month period to June 30, 2008 compared to A$3.1 million for the same period last year. The European sales decline was caused by a reduction in the supplement market for menopause.

During the year ended June 30, 2008 the Group expanded its consumer health care business with the introduction of Promensil into Belgium. The Company also entered into a third party distribution agreement in the Netherlands in an effort to maximise the contribution from the territory.

Costs and expenses

Total expenses before interest and tax decreased by A$4.6 million to A$39.7 for the year ended June 30, 2008 compared to A$44.3 million for the year ended June 30, 2007. Cost of sales decreased A$2.9 million corresponding with reduced sales from the licence of the U.S. health products.

Savings were also achieved as a result of disposing of the Wyong production facility. Selling and promotional expenses decreased by A$1.8 million to A$6.1 million which was also related to the licence of the U.S. health products in the prior year with U.S. expenses not recurring in fiscal 2008. Research and development expenses increased by A$2.7 million compared to the corresponding period last year. The increase was primarily due to expenses associated with the Phase III OVATURE clinical trial being conducted by MEI. Research and development expenses also reflected an increase in costs associated with the development of glucoprime the Company’s glucan based product being developed by Novogen’s subsidiary Glycotex. General and administration expenses were reduced by A$3.1 million due to one-off amounts of A$2.1 million representing non-cash, share based payments incurred by MEI in establishing the Standby Equity Distribution Agreement (“SEDA”) and a A$1.4 million employee termination payment which were incurred in the financial year ended June 30, 2007 and which were not incurred in the June 30, 2008 year.

Net loss

The operating loss attributable to Novogen shareholders for the financial year, after allowing for losses attributable to minority interests of A$4.5 million, increased by A$0.3 million to A$20.3 million from a loss of A$20.0 million for the previous year.

The net loss from ordinary activities after income tax for the consolidated group for the year ended June 30, 2008 increased by A$0.5 million to A$24.8 million from A$24.3 million for the previous year. The increase in the Group’s net loss for the year ended June 30, 2008 was due to reduced revenues and other incomes being largely offset by reduced expenditures.

Liquidity and capital resources

The Company has continued to finance its operations primarily from equity capital.

Cash resources

At June 30, 2009 the Group had total funds of A$33.3 million a reduction of A$4.1 million from the previous year’s balance of A$37.4 million.

During fiscal 2009, the Company had net cash outflows from operating activities of A$20.6 million compared to cash outflows of A$20.1 million in fiscal 2008. Cash was used to fund the Group’s operations including the OVATURE clinical trial program for the investigational anti-cancer drug phenoxodiol being undertaken by MEI and the clinical development of the investigational wound healing compound GLYC-101 by Glycotex. Cash resources were also used to fund the ongoing programs in the areas of cardiovascular and anti-inflammatory research and development.

On July 28, 2008 MEI entered into a securities subscription agreement with Oppenheimer Funds, Inc. and Novogen Limited pursuant to which MEI sold 1,700,000 and 2,908,295 shares of common stock to Oppenheimer and Novogen respectively, at a purchase price of US$2.17 per share.

The aggregate proceeds to MEI from the sale of shares was US$10,000,000. The shares are registered under the U.S. Securities Act of 1933, as amended, pursuant to an effective shelf registration statement. On July 30, 2008 MEI filed a Prospectus Supplement to the registration statement covering the sale of shares to Oppenheimer and Novogen.

On July 29, 2008 the Company entered into a Share Subscription Agreement with El Coronado Holdings LLC for the placement of 4,531,633 ordinary shares at a purchase price of A$1.2215 per share raising gross proceeds of A$5,535,390. Following the placement El Coronado Holdings LLC holds 19.9% of the Company’s issued and outstanding shares.

In February 2009, the Company announced that it would focus its activities on its oncology program.

With the current economic climate making capital raising for extended programs difficult, the Company is relying on its internal resources to concentrate on the expanding oncology portfolio.

Along with this decision, the Company has taken several steps to reduce costs so that existing cash reserves are devoted to maintaining the significant potential of the oncology program.

Among cost reduction measures are:

•	outsourcing of the scale-up manufacturing of clinical stage compounds;

•	putting on hold the cardiovascular and anti-inflammatory programs;

•	reducing world wide staff numbers from 62 to 48;

•	fee and income reductions of 20 per cent for the Board and executive management.

The Company invests its cash and cash equivalents in interest bearing facilities with various maturity dates. At the end of fiscal 2009, deposits amounting to A$5.5 million had a weighted average interest rate of 3.62% and cash deposits of A$27.8 million had a weighted average interest rate of 0.58%.

The Company has arranged a multi option facility with St George Bank Limited, an Australian commercial bank, of A$1.0 million, A$0.5 million of which was unused at the end of fiscal 2009.

As of June 30, 2009, the Group did not hold derivative financial instruments in managing its foreign currency, however, the Company may from time to time enter into hedging arrangements where circumstances are deemed appropriate.

 The Company believes that the proceeds from the July 2008 share placement  and savings generated by MEI ceasing new enrolment into the OVATURE Phase III clinical trial will provide sufficient cash resources to fund operations over the next twelve months.

The Company will require additional funds in order complete the planned clinical development programs beyond the current objectives. As a result of the uncertainty in the financial markets, the Company does not anticipate being able to raise additional funds through the equity markets in the short term. In order to obtain the additional funding necessary to conduct the business, the Company may need to rely on collaboration and /or licensing opportunities.

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

The Company spent A$18.8 million, A$18.8 million and A$16.1 million on gross research and development expenditure during fiscal 2009, 2008 and 2007 respectively.

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

Trend Information

The Company expects to consume cash and incur operating losses for the foreseeable future. The Company also expects to continue its expenditure on advancing its research initiatives in discovering new and more advanced pharmaceutical compounds in the area of phenolic compound technology.

With the current economic climate making capital raising for extended clinical development programs difficult, the Company is relying on its internal resources to concentrate on the expanding oncology portfolio particularly the triphendiol human clinical development program and the pre-clinical development program for NV-128 that is currently underway.

The impact on cash resources and results from operations will vary with the extent and timing of the future clinical trial program. It is not possible to make accurate predictions of future operating results.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

Table of Contractual Obligations

The following table summarizes the Company’s future payment obligations and commitments as at June 30, 2009.

		Payments due by period
In A$000's	Total	Less than 1 year	1-3 years	4-5 years	After 5 years

Operating Leases	574	490	84		-
Other Expenditure Commitments *	2,639	1,797	842	-	-

Total Contractual Cash Obligations	3,213	2,287	926	-	-

* represents research and development contracts for services to be rendered.

Item 6.                 Directors, Senior Management and Employees.

DIRECTORS

The names and details of the Company’s Directors during the financial year and up to the date of this report are as follows:

Mr. Philip A. Johnston (Chairman)
Mr. Christopher Naughton (Managing Director) – employment ceased December 1, 2009
Professor Alan J. Husband (Executive Director)
Mr. Geoffrey M. Leppinus
Professor Paul J. Nestel AO
Mr. Peter B. Simpson – Retired July 28, 2009
Mr William D Rueckert – Appointed March 20, 2009

Directors were in office for the entire period unless otherwise stated.

Names, qualifications, experience and special responsibilities

Philip A Johnston Non-executive Chairman
Dip Eng (Production)

Non-executive Director since 1997, Mr Johnston was elected Chairman of Novogen Limited with effect from January 2001. Mr Johnston has extensive experience in the pharmaceutical industry including 9 years as an Executive Director of Wellcome Australia Limited. He was previously a Director of two subsidiary Companies of GlaxoWellcome. He has had responsibility for production, distribution, quality assurance and consumer product development and has been directly involved in the establishment of strategic alliances and joint ventures. He has completed a number of executive development programs including the University of NSW and the London Business School.

Other current and former directorships held in the last three years

During the last three years Mr Johnston has served as a Director of the ASX listed company, Lipa Pharmaceuticals Limited and is currently a Director of NASDAQ listed, Novogen subsidiary, Marshall Edwards, Inc. Mr Johnston’s directorship of Lipa ceased in November 2007 following a scheme of arrangement which saw Lipa ceasing as a public company at that time.

Special responsibilities

Chairman of the Board
Chairman of the Remuneration Committee
Member of the Audit Committee

Christopher Naughton Managing Director
BEc, LLB

Managing Director from March, 1997 until December 2009, Mr Naughton joined Novogen in 1996 as Commercial Director. Mr Naughton has degrees in Economics from the ANU and in Law from the UNSW.

He has completed the Program for Management Development at the Harvard Business School, and is an Attorney in New South Wales. After working in merchant banking, he has over 20 years experience in the pharmaceutical industry, including appointments as a Director of Wellcome Australia Limited and in worldwide business development with The Wellcome Foundation Limited in the UK.

Other current and former directorships held in the last three years

During the last three years Mr Naughton has served as CEO and Director and is currently Director of the NASDAQ listed, Novogen subsidiary, Marshall Edwards, Inc.

Special responsibilities

Chief Executive Officer

Professor Alan J Husband Executive Director
PhD, DSc, FASM

Professor Husband was appointed as a Director of Novogen Limited in May, 2006. Professor Husband has over 30 years experience in basic and applied scientific research and research management. His academic research interests in immunology and pathology have been reflected in the publication of over 200 scientific papers and several books. He currently holds a professorial appointment at the University of Sydney. These activities in basic and applied research, coupled with experience in the biotechnology industry, provided the foundations for his current appointment as Group Director of Research for the Novogen Group of companies. In this position Professor Husband is responsible for the development of the Group’s flavonoid drug technology platform. Professor Husband commenced working with the Company in 1996 and has managed the scientific discovery and clinical trial programs, including development of novel oncology, cardiovascular and anti-inflammatory therapeutics as well as wound healing technologies.

Special responsibilities

Group Director of Research

Geoffrey M Leppinus Non-executive Director
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

Special responsibilities

Chairman of the Audit Committee
Member of the Remuneration Committee

Professor Paul J Nestel Non-executive Director
AO, MD, FTSE, FRACP, FAHA, FCSANZ

Professor Nestel is currently on the Senior Faculty at the Baker Heart Research & Diabetes Institute, Melbourne. Professor Nestel is also a Consultant Physician at the Alfred Hospital, Melbourne. He is Honorary Professor of Medicine at Deakin University, Melbourne. He was formerly Clinical Professor in Medicine, The Flinders University of South Australia. Professor Nestel has been closely involved in national and international pharmaceutical trials of cardiovascular drugs. He has been and remains a member of national and international committees for research and policy on cardiovascular disease. He has published over 420 scientific and medical papers and is a Fellow of the Australian Academy of Technological Sciences and Engineering, the Royal Australasian College of Physicians, a Fellow of the American Heart Association and a Fellow of the Cardiac Society of Australia and New Zealand. Professor Nestel is an Officer of the Order of Australia and recipient of the Centenary Medal.

Other current and former directorships held in the last three years

During the last three years Professor Nestel has served as a Director and is currently a Director for the NASDAQ listed, Novogen subsidiary, Marshall Edwards, Inc.

Special responsibilities

Member of the Remuneration Committee
Member of the Audit Committee

Peter B Simpson Non-executive Director
MPharm, PhC

Non-executive Director since 1994, Mr Simpson has extensive experience in the development of pharmaceutical products for international markets. He was Research and Development Manager with David Bull Laboratories for 8 years prior to being appointed Chief Executive Officer of Biota Holdings Limited in 1987. At Biota he oversaw the research and development of an effective cure for influenza and the licensing of that discovery to Glaxo Limited. Mr Simpson is currently associated with a wide range of biotechnology and pharmaceutical interests, predominately associated with the conduct of late stage clinical studies and the commercialisation of Australian biomedical discoveries. Mr Simpson is also the Chairman of Biogenerics Australia Pty Ltd.

Special responsibilities

Member of the Remuneration Committee
Member of the Audit Committee

William D. Rueckert Non-executive Director

Mr Rueckert has been director of the Company since March, 2009 and has been a Director of Marshall Edwards, Inc. between March, 2007 and March, 2009. Mr Rueckert is the Managing Member of Oyster Management Group LLC an investment fund specialising in community banks. Mr Rueckert was appointed a Director of Chelsea Therapeutics International, Ltd. in July of 2009. From 1991 to 2006 he was President and Director of Rosow & Company, a private investment firm based in Connecticut. Mr Rueckert has been President and Director of Eastern Capital Development, LLC from 1999 to 2005, treasurer of Moore & Munger, Inc., a company with interests in the petroleum and resort development industries, from 1988 until 1990, and was President of United States Oil Company, a publicly traded oil exploration business, from 1981 to 1988. Among his many civic associations, Mr Rueckert is Director and President of the Cleveland H. Dodge Foundation, a private philanthropic organisation in New York City and Chairman of the Board of the Trustees of Teachers College, Columbia University.

Other current and former directorships held in the last three years

During the last three years Mr Rueckert has served as a Director for Emergency Filtration Products, Inc., Chelsea Therapeutics International, Ltd. and the NASDAQ listed, Novogen subsidiary, Marshall Edwards, Inc.

Executive Officers’ profiles

David R. Seaton – Chief Financial Officer
B Bus, M Com, CPA

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

Mr. Seaton has been the Chief Financial Officer and Secretary of Marshall Edwards since 2000.  He has been a Director and the Secretary of Glycotex, Inc since September 2005.  Mr. Seaton was appointed Chief Financial Officer of Glycotex, Inc. in November 2006. Mr. Seaton was appointed acting CEO of Novogen Limited and Marshall Edwards, Inc. on December 1, 2009.

Warren Lancaster – Vice President Commercial and Corporate Development
BSc, MBA

Mr. Lancaster is a graduate in Physics and holds a Masters Degree in Business Administration from the Australian Graduate School of Management (Sydney). Mr. Lancaster worked as a business strategy and management consultant with an Australian consulting firm before joining Novogen Limited in March 1997

Bryan Palmer – Operations General Manager

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

The financial and non-financial objectives of the Company are also considered when assessing the remuneration of Directors and other key management personnel, however, Directors and other key management personnel’s annual remuneration has no variable performance bonus elements that are directly linked to Company financial performance with the exception of the CEO of Glycotex, Inc. Refer to “Employment Agreements” for details of performance bonus.

The Board has established a Remuneration Committee which is responsible for determining and reviewing compensation arrangements for the Managing Director, Executive Director and other key management personnel.

Director’s fees

The Constitution of the Company and the ASX Listing Rules specify that the aggregate remuneration of Non-executive Directors shall be determined from time to time by General Meeting. The latest determination for Novogen Limited was at the Annual General Meeting held on October 28, 2005 when the shareholders approved an aggregate remuneration of A$560,000. The total Non-executive Director remuneration of Novogen Limited for the year ended June 30, 2009 utilised A$260,000, (2008: A$274,000) of this authorised amount.

The amount of aggregate remuneration sought to be approved by shareholders and the manner in which it is apportioned amongst Directors is reviewed periodically.

Non-executive Director remuneration

Fees to Non-executive Directors reflect the demands which are made on, and the responsibilities of the Directors. Non-executive Directors’ fees are reviewed periodically by the Board. In conducting these reviews the Board considers independent remuneration surveys to ensure Non-executive Directors’ fees are appropriate and in line with the market.

Each Non-executive Director receives a fee for being a Director of the Company. An additional fee is also paid for each Board committee on which a Director sits. The payment of additional fees for serving on a committee recognises the additional time commitment required by Non-executive Directors who serve on one or more committees.

Due to the impact of the global financial crisis and the need for the Company to conserve cash, the Company’s Non-executive Directors voluntarily reduced Director’s fees by 20% with effect from February 1, 2009.

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

Due to the impact of the global financial crisis and the need for the Company to conserve cash, effective from February 1, 2009, the Company’s Executive Directors and key management personnel entered into an agreement to voluntarily reduce their working hours effecting a corresponding reduction of 20% in paid remuneration.

Long-term incentives.

All Executive Directors and executives have the opportunity to qualify for participation in the Employee Share Option Plan, described below, after achieving a qualifying service period.

Employment Agreements

Novogen Executive Directors and key management executives (standard contracts)

It is the Remuneration Committee policy that employment contracts are entered into with the Chief Executive Officer, the Research Director, and each of the executives who are considered key management personnel. These contracts for service commenced in June, 2006 and were for terms of three years with a notice period of six months. The initial three year term expired in June, 2009 and the contracts continue until terminated by either party under the terms of the contract. Under the terms of the contracts, the amount of remuneration may be reviewed from time to time at the discretion of the Remuneration Committee. Key management executives are given the opportunity to receive their base remuneration, which is structured as a total employment cost package, in a variety of forms including cash and prescribed non financial benefits.

In the event of the Company terminating the employment without cause under the terms of the contract the minimum payable on termination by the Company will be eighteen months remuneration. The Company may terminate the contracts at anytime without notice if serious misconduct has occurred. Where such termination “with cause” occurs, there is no entitlement to termination payments under the contract. On termination, any unvested options issued under the Employee Option scheme are immediately forfeited.

Effective from February 1, 2009, the Company’s Executive Directors and key management personnel entered into an agreement to voluntarily reduce their working hours effecting a corresponding reduction of 20% in paid remuneration. This agreement will remain in effect until terminated by the employee. The agreement will also terminate in the event of a merger and/or acquisition event, an insolvency event or termination by the Company.

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

Details of Remuneration

Details of the remuneration of the Directors of Novogen Limited, other key management personnel and group executives of the Novogen Group are set out in the following table. Unless otherwise stated all Directors, other key management and Group executives were in office for the whole of the financial year ended June 30, 2009.

Remuneration of key management personnel and other Group Executives
(includes movements in executive leave provisions for untaken annual and long service leave).
	Short term benefits			Post employment	Long term benefits	Share based payments		Total
2009	Salary & fees	Cash bonus	Non-monetary benefits	Superan-nuation	Long Service Leave	Options
	$	$	$	$	$	$	%	$
Key management personnel
Non-executive Directors
PA Johnston (i)	105,319	-	-	90,458	-	-	-	195,777
GM Leppinus	50,457	-	-	4,543	-	-	-	55,000
PJ Nestel AO (ii)	94,791	-	-	-	-	-	-	94,791
WD Rueckert (i)	111,294	-	-	-	-	-	-	111,294
PB Simpson	48,774	-	-	4,392	-	-	-	53,166

Executive Directors
C Naughton (iii)	709,761	-	51,594	100,000	(55,755)	73,708	8.4%	879,308
AJ Husband	270,113	-	50,420	100,000	4,562	53,449	11.2%	478,544

Executives
DR Seaton (iii)	366,937	-	47,677	100,000	4,635	71,911	12.2%	591,160
WJ Lancaster (US)	234,068	-	23,127	-	-	32,350	11.2%	289,545
BM Palmer	179,720	-	39,500	15,540	(9,614)	39,074	14.8%	264,220
CD Kearney	194,898	-	21,532	17,357	2,746	40,277	14.6%	276,810
RL Erratt	72,633	-	32,416	100,000	1,198	37,152	15.3%	243,399

Other Group executives
R Koenig (US) (iv)	413,798	67,069	26,244	15,678	-	527,775	50.2%	1,050,564
	2,852,563	67,069	292,510	547,968	(52,228)	875,696	19.1%	4,583,578

 (i) Remuneration includes Marshall Edwards and Glycotex Director’s fees of A$108,694.
 (ii) Remuneration includes Marshall Edwards Director’s fees of A$41,625.
 (iii) Remuneration includes Glycotex Director’s fees of A$67,069.
(iv) Remuneration includes performance milestone bonus of US$50,000 or 6.4% of total remuneration.

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

Fair values of options:

The fair value of each option is estimated on the date of grant using a binomial option-pricing model with the following assumptions used for grants made on:

	6 March,	31 October,	1 March,	26 October,
	2009	2008	2008	2007
Exercise price	0.5256	1.06	1.06	2.41
Share price at grant date	0.51	0.95	1.07	1.62
Dividend yield	0%	0%	0%	0%
Expected volatility	73%	66%	57%	55%
Historical volatility	73%	66%	57%	55%
Risk-free interest rate	3.61%	4.76%	6.35%	6.41%
Expected life of option	5 years	4.3 years	5 years	4.4 years
Option fair value	0.31	0.51	0.60	0.66

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

Further detail on the remuneration of Directors and Executives are also provided in Note 19 to the financial statements.

Arrangements and Relationships

There are no arrangements (other than standard employment remuneration arrangements) by which any Director or Executive Officer was appointed to his position. There are no family relationships between any of the Directors or Executive Officers.

No Director has received or has become entitled to receive, during or since the end of the fiscal year ended 2009, a benefit because of a contract made by Novogen Limited, a controlled entity, or a related body corporate with a Director, a firm of which a Director is a member or an entity in which a Director has a substantial financial interest.

Pension Benefits

The Company has paid A$1,139,000 during fiscal 2009 for employee superannuation benefits and pension benefits.

Board Practices

Novogen Board of Directors

Name	Postion Held	Year First Appointed	Current Term Expires

P. A. Johnston	Chairman	1997	October-2012
C. Naughton	Managing Director	1997	Employment ceased December 1, 2009
P. B. Simpson	Director	1994	Retired July ,2009
P. J. Nestel	Director	2001	October-2012
G. M. Leppinus	Director	2005	October-2010
A. J. Husband	Executive Director	2006	October-2011
W.D. Rueckert	Director	2009	October-2012

Term of Directors

The term for each Director (excluding the Managing Director) is three years at which time that Director retires from office and offers himself/herself for re-election at the next Annual General Meeting. For more information about the term and details of the Managing Director’s term refer to the employment contract attached filed as Exhibit 4.1 to the Company’s Annual Report on Form 20-F for fiscal year ended June 30, 2007 filed with the SEC on November 29, 2007.

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

The Board is comprised of six Directors four of whom are non-Executive Directors. In addition, the Board has established an Audit Committee and a Remuneration Committee.

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

In accordance with the definition of independence above, and the materiality thresholds set, the following Directors of Novogen Limited are considered to be independent:

Name                                                         Position

Philip A. Johnston                                                   Non-Executive Chairman
Professor Paul J. Nestel AO                                                   Non-Executive Director
Peter B. Simpson                                                    Non-Executive Director – retired July, 2009
Geoffrey M. Leppinus                                                         Non-Executive Director
William D. Rueckert                                                            Non-Executive Director – appointed March, 2009

There are procedures in place, agreed upon by the Board of Directors, to enable Directors in the furtherance of their duties, to seek independent professional advice at the Company’s expense.

For additional details regarding appointments to the Board of Directors please refer to the Company’s web site.

Audit Committee

The Board of Directors has an Audit Committee, which operates under a charter approved by the Board. It is the Board’s responsibility to ensure that an effective internal control framework exists within the Group. This includes internal controls to deal with both the effectiveness and efficiency of significant business processes, the safeguarding of assets, the maintenance of proper accounting records and the reliability of financial information as well as non-financial considerations such as bench marking of operational key performance indicators. The Board of Directors has delegated the responsibility for the establishment and maintenance of a framework of internal control and ethical standards for the management of the consolidated entity to the Audit Committee. The Audit Committee is responsible for the hiring, termination and compensation of the independent auditors and approving any non-audit work performed by the auditors.

The Audit Committee also provides the Board with additional assurance regarding the reliability of financial information for inclusion in the financial reports. All members of the Audit Committee are independent Non-Executive Directors.  The members of the Audit Committee during the fiscal year 2009 were Mr. Geoffrey Leppinus (Chairman), Professor Paul J. Nestel, Mr. Philip A. Johnston and Mr. Peter B. Simpson.

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

The members of the Remuneration Committee during the fiscal year 2009 were Mr. Philip A. Johnston (Chairman), Mr. Geoffrey Leppinus, Professor Paul J. Nestel, and Mr. Peter B. Simpson.

Employees

The Company employed 48 people at June 30, 2009, 68 people at June 30, 2008 and 66 people at June 30, 2007 as follows

Category of Activity	Number of People
	2009	2008	2007
Research and development	17	30	27
Production	9	14	14
Sales and marketing	11	12	13
Finance and administration	11	12	12
Total	48	68	66

Geographic Location	Number of People
	2009	2008	2007
Australasia	43	63	63
North America	3	3	2
Europe	2	2	1
Total	48	68	66

Share Ownership

Directors' holdings of shares and options in the Company

The table below shows the number of ordinary shares and options to purchase Ordinary Shares held directly or indirectly by the Directors of the Company as of November 30, 2009. The ordinary shares held by Directors do not entitle them to voting rights different from those of the Company’s shareholders.

	Ordinary shares fully paid	Options *
		Number outstanding		Exercise price	Expiry date

PA Johnston	73,594	-		-	-
C Naughton	633,511	91,196	**	2.41	30/03/2012
		218,664	**	1.06	1/03/2013
AJ Husband	102,920	22,592		4.90	16/03/2010
		30,436		3.64	21/04/2011
		50,472		2.41	30/03/2012
		126,928		1.06	1/03/2013

PJ Nestel AO	32,000	-		-	-
GM Leppinus	11,883	-		-	-
WD Rueckert	5,000
	858,908	540,288

* Each option represents the right to purchase one ordinary share.
** Options forfeited December 1, 2009.

The tables below shows the number of ordinary shares and options to purchase ordinary shares held directly or indirectly by the named Executives of the Company as of November 30, 2009. The ordinary shares held by the named Executives do not entitle them to voting rights different from those of the Company’s shareholders.

Shares held

	Ordinary shares fully paid	% Total shares on issue
D.R. Seaton	37,378	-
B.M. Palmer	205,636	0.2
C.D. Kearney	8,850	-
R.L. Erratt	271,368	0.3

Options granted to and held by named Executives

Total options	Eligible executives participating	Exercise price	Grant date	Expiry date
		(A$)

69,560	5	4.90	16/03/2005	16/03/2010
93,632	5	3.64	21/04/2006	21/04/2011
157,728	5	2.41	30/03/2007	30/03/2012
379,772	5	1.06	1/03/2008	1/03/2013
659,552	5	0.53	6/03/2009	6/03/2014

Each option represents the right to purchase one ordinary share.

Exemptions from Certain Corporate Governance Rules of the NASDAQ Stock Market, LLC

Exemptions from the corporate governance standards of the NASDAQ Stock Market, LLC (“Nasdaq”) are available to foreign private issuers such as Novogen when those standards are contrary to a law, rule or regulation of any public authority exercising jurisdiction over such issuer or contrary to generally accepted business practices in the issuer's country of domicile. In connection with Novogen's National Market Listing Application, Nasdaq granted Novogen exemptions from certain corporate governance standards that were contrary to the laws, rules, regulations or generally accepted business practices of Australia. These exemptions and the practices followed by Novogen are described below:

•
Novogen is exempt from Nasdaq's quorum requirements applicable to meetings of ordinary shareholders. In keeping with the law of Australia and generally accepted business practices in Australia, Novogen's Constitution requires a quorum of three shareholders for a shareholders' meeting.

•
Novogen is exempt from Nasdaq's requirement that each Nasdaq issuer shall require shareholder approval of a plan or arrangement in connection with the acquisition of the stock or assets of another company if "any director, officer or substantial shareholder of the issuer has a 5 percent or greater interest (or such persons collectively have a 10 percent or greater interest), directly or indirectly, in the Company or assets to be acquired or in the consideration to be paid in the transaction or series of related transactions and the present or potential issuance of common stock, or securities convertible into or exercisable for common stock, could result in an increase in outstanding common shares or voting power of 5 percent or more".

Novogen is listed on the ASX and subject to Chapter 10 of the ASX listing rules which requires shareholder approval for an acquisition from or disposal to a "related party" (including a director) or "substantial shareholder" (who is entitled to at least 10% of the voting securities) of "substantial assets". The Australian Corporations Act to which Novogen is also subject generally requires shareholder approval for a transaction with a director or director-controlled entity unless on arm's length terms.

Item 7.                 Major Shareholders and Related Party Transactions

Major Shareholders

Josiah T. Austin and El Coronado Holdings, LLC (beneficially owned by Mr. Austin) – hold 20,318,053 Ordinary Shares representing 19.9% of the outstanding Ordinary Shares.

Oppenheimer holds 12,744,689 ordinary shares representing 12.5% of the outstanding ordinary shares.

The major shareholders do not have voting rights that differ from those other shareholders of the Company.

At November 30, 2009 there were 10,013,650 of the Company’s ADRs outstanding, representing 50,068,250 Ordinary Shares (or 49.0% of the then outstanding Ordinary Shares). At November 30, 2009 there were 40 registered holders of the Company’s ADRs.

On July 29, 2008 the Company entered into a share subscription agreement with El Coronado holdings LLC for the placement of 4,531,633 ordinary shares at a purchase price of A$1.2215 per share raising gross proceeds of A$5,535,390. Following the placement El Coronado LLC holds 19.9% of the Company’s issued and outstanding ordinary shares.

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

On August 1, 2007, Oppenheimer and certain other accredited investors entered into a securities subscription agreement with Marshall Edwards pursuant to which Oppenheimer purchased 764,000 shares of Marshall Edwards common stock at a purchase price of US$3.00 per share for an aggregate purchase price of US$2,292,000.  Oppenheimer also received a warrant to purchase an additional 4 shares of common stock for every block of 10 shares of common stock purchased.  As a result, Oppenheimer received warrants to purchase 305,600 shares of common stock.  All of the warrants have an exercise price of US$3.60 per share.

The exercise price and the number of shares issuable upon exercise of the warrants are subject to adjustment in the event of stock dividends, stock splits and other similar events.  The warrants may be exercised beginning February 6, 2008, and will expire five years from the date of issuance, or August 6, 2012.

On July 28, 2008, Oppenheimer entered into a securities subscription agreement with Marshall Edwards pursuant to which Oppenheimer purchased 1,700,000 shares of Marshall Edwards common stock at a purchase price of US$2.17 per share for an aggregate purchase price of US$3,698,000. The shares are registered under the Securities Act pursuant to an effective shelf registration statement.  On July 30, 2008, Marshall Edwards filed a prospectus supplement to the shelf registration statement covering the sale of the shares to Oppenheimer.

There have been no other significant changes to the shareholdings of the known major shareholders over the last three years.

Item 8.                 Financial Information

Consolidated financial statements are included in “Item 18 – Financial Statements” on pages 81 through 132.

Export Sales

Export sales to third parties from Australia were $1.2 million which represents 14.4% of total sales. The details of sales by geographic region are contained in “Item 4 – “Information on the Company”.

Legal Proceedings

There are no pending legal proceedings which either individually or in the aggregate will have a significant effect on the Company’s financial position or loss, nor have any such proceedings had any impact in the recent past, except that the Company is continuing to prosecute its IP rights and in June 2007 announced that the Vienna Commercial Court had upheld a provisional injunction against an Austrian company, APOtrend. The Company has provided a guarantee to the value of €250,000 with the court to confirm its commitment to the ongoing enforcement process.

Dividends

The Company has incurred losses since its inception and as a result has not declared any dividends. Any dividends declared in the future will be paid in Australian dollars.

Significant Changes After Balance Sheet Date

In August, 2009 the Company entered into a licence agreement with Marshall Edwards Pty Ltd (“MEPL”) granting an exclusive world-wide, non-transferable licence, under the Novogen patent rights, to conduct clinical trials and commercialise and distribute all forms of administering NV-128, except topical applications. The agreement covers uses of NV-128 in the field of prevention, treatment or cure of cancer in humans. NV-128 is currently in pre-clinical development stage.

In consideration of the license granted, MEPL paid Novogen a licence fee of US$1,500,000 on August 7, 2009.

In November 2009, MEPL finalised negotiations and signed a Deed of Release in relation to claims received in connection with the termination of enrolment into the OVATURE Phase III clinical trial. As a result of receiving the Deed of Release, the final amount agreed to be paid in connection with the claims was $477,000 less than management’s estimates which were accrued in the accounts at June 30, 2009. Management does not believe this amount has a material impact on the financial statements.

On December 1, 2009, Novogen’s Managing Director Christopher Naughton ceased his employment with the Company. The termination payment of approximately $1.7 million was made in accordance with Mr. Naughton’s employment contract.

There have been no other significant events occurring after balance sheet date which have had a material impact on the business.

Item 9.                 Offer and Listing Details

Trading Markets

Novogen’s principal listing exchange and the exchange upon which its Ordinary Shares are quoted is the ASX. The trading symbol on ASX is “NRT”.

American Depositary Receipts

Novogen’s Ordinary Shares trade in the U.S. in the form of ADRs on the Nasdaq Global Market. Each ADR represents five Ordinary Shares of Novogen. The trading symbol on the Nasdaq Global Market is "NVGN”. Novogen has entered into a Deposit Agreement with the Bank of New York under which the Bank of New York, acting as depositary, issues the ADRs.

The following table sets forth, for the calendar periods indicated, the high and low market quotations for Novogen’s Ordinary Shares, as quoted on the ASX, and Novogen's ADRs, as quoted on the Nasdaq Global Market.

NOVOGEN LIMITED SHARE PRICE HISTORY

Period	Per Ordinary Share (A$)		Per ADR (US$)
	High	Low	High	Low

Year Ended

June 2005	6.25	4.15	24.35	14.85
June 2006	6.00	2.14	22.08	8.03
June 2007	3.80	1.81	13.25	8.14
June 2008	2.14	0.83	10.13	3.89
June 2009	1.70	0.37	7.45	1.23

Quarter Ended
September 2007	2.14	1.70	8.97	6.82
December 2007	1.88	1.10	8.53	4.57
March 2008	1.32	0.83	6.75	3.89
June 2008	1.84	1.01	10.13	4.88

September 2008	1.70	0.98	7.45	4.19
December 2008	1.15	0.66	5.07	1.86
March 2009	1.01	0.37	3.27	1.23
June 2009	1.26	0.44	7.00	1.38

September 2009	0.89	0.52	5.24	2.02

Month Ended

June 2009	0.87	0.52	3.43	2.05
July 2009	0.89	0.52	5.24	2.02
August 2009	0.82	0.65	3.40	2.81
September 2009	0.75	0.63	4.00	2.40
October 2009	0.72	0.59	3.21	2.65
November 2009	0.60	0.47	2.87	2.07

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

See “Item 4. Information on the Company – Patent Protection – Licensing Arrangements” for a description of the Company’s Patent License Agreement with Solae LLC (formally Protein Technologies International Inc.)

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

Under Australian law, foreign persons are prohibited from acquiring more than a limited percentage of the interests in an Australian company without approval from the Australian Treasurer or in certain other limited circumstances. These limitations are set forth in the Australian Foreign Acquisitions and Takeovers Act 1975 (the “Foreign Takeovers Act”).

Under the Foreign Takeovers Act, as currently in effect, any foreign person, together with associates, is prohibited from acquiring, without prior approval from the Australian Treasurer, 15% or more of the voting power (including potential voting power) or issued shares (including rights to issued shares) ("Substantial interest") of an entity such as Novogen, whose total share value or gross assets exceed A$219 million, unless the person is a U.S. investor, in which case a threshold of A$953 million rather than A$219 million threshold applies.  Where an acquisition is made in breach of these requirements, the Australian Treasurer may make an order requiring the acquirer to dispose of its Substantial Interest within a specified period of time. In addition, if a foreign person acquires a Substantial Interest in Novogen in circumstances where the above thresholds would be exceeded and as a result the total holdings of all foreign persons and their associates exceeds 40% in aggregate without the approval of the Australian Treasurer, then the Australian Treasurer may make an order requiring the acquirer to dispose of its Substantial Interest within a specified time.

The same rule applies if the total holdings of all foreign persons and their associates already exceeds 40% and a foreign person (or its associate) acquires any further interests, including in the course of trading in the secondary market of the ADRs.

Under the current Australian foreign investment policy, it is unlikely that the Australian Treasurer would make such an order in relation to an acquisition that contravenes the Foreign Takeovers Act where the level of foreign ownership exceeds 40% in the ordinary course of trading, unless the Australian Treasurer is satisfied that the acquisition is contrary to the national interest. The Foreign Takeovers Act allows foreign persons to seek prior approval of acquisitions of Novogen interests which could otherwise result in the Australian Treasurer making an order requiring the foreign person to dispose of any Substantial Interest.

If a foreign person holds more than 15% of the interests of Novogen or if the level of aggregate foreign ownership of Novogen exceeds 40% at any time, Novogen would be considered a foreign person under the Foreign Takeovers Act. In such event, Novogen would be required to obtain the approval of the Australian Treasurer for Novogen, together with its associates, to acquire: (i) more than 15% of an Australian company or business with a share value or gross assets totaling over A$219 million; or (ii) any direct or indirect ownership interest in Australian urban land.  However, as mentioned above, proposals by U.S. investors for investment in non-sensitive sectors do not require notification to the Australian Treasurer or the Australian Treasurer's approval unless the amount to be invested or the value of the target Australian company or business exceeds A$953 million.

The percentage of foreign ownership of Novogen would also be included in determining the foreign ownership of any Australian company or business in which it may choose to invest. Novogen has no current plans for any such acquisitions. The Company’s Constitution does not contain any additional limitations on a non-resident’s right to hold or vote the Company’s securities.

Taxation

The following discussion is a summary of the Australian taxes generally applicable to U.S. Holders of ADRs. For the purposes of this discussion, “U.S. Holder” means a beneficial owner of ADRs who:

(a) for U.S. federal income tax purposes is a U.S. resident, a U.S. citizen, a domestic corporation, a domestic partnership, or a non-foreign estate or trust;

(b) are not residents of Australia for Australian income tax purposes; and

(c) has not owned, at any time directly, indirectly or constructively, 10% or more of the voting stock of the Company.

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

Distributions

Under Australian law, non-residents of Australia may be subject to withholding tax of up to 30% in respect of dividends received on shares in Australian companies.

In accordance with the Treaty, dividends derived by a non-resident of Australia who is a resident of the U.S. for the purposes of Treaty (which may not include all U.S. Holders) may be taxed on those dividends in Australia, but such withholding tax is limited to 15% of the gross amount of dividends unless the dividend is derived by a non-resident of Australia who has or is deemed to have a permanent establishment in Australia. In this case, the non-resident may be taxed at the rate applicable to them.  Some U.S. resident companies may be entitled to a withholding rate of 5% if they hold at least 10% of the voting power of the Australian company.

In some instances withholding tax may not apply. Under the Australian dividend imputation system, dividends that are paid out of income on which Australian income tax has been levied may be wholly or partly "franked". No withholding tax is payable in respect of any franked portion of a dividend.

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

Capital gains made by non-residents of Australia are only subject to Australian tax if they are in respect of the disposal of assets which are taxable Australian property.  Very broadly, a share or ADR will be taxable Australian property if the share or ADR is in a company that principally owns (directly or indirectly) Australian real property and the share is part of a shareholding that represents at least 10% of all of the shares or ADRs in the company (when taking into account shares or ADRs owned by the participant or associates).  Any non-resident shareholder who held at least 10% of shares or ADRs (when taking into account shares or ADRs owned by the participant or associates) at any time during the 2 years prior to disposing of the shares or ADRs in the company should consult their own tax advisers.

However, shares or ADRs will be taxable Australian property and any capital gain made on the disposal of such shares or ADRs will be subject to Australian tax if the share or ADRs have at any time been held by a taxpayer in carrying on a business through a permanent establishment in Australia.

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

Holders who are individuals or who hold shares or ADRs directly through trusts and are subject to Australian tax may be eligible to have their capital gain (after applying any capital losses against it) discounted if they have held their shares or ADRs for at least 12 months. The CGT discount is 50%. If the shares or ADRs were acquired before 11:45 am on September 21, 1999, such Holders may choose whether to calculate their capital gain using indexation frozen at September 21, 1999 or by applying the CGT discount without indexation. If the shares or ADRs were acquired after 11:45 am on September 21, 1999, it will not be possible to elect to apply indexation and such Holders will be entitled to the CGT discount if they have held the shares or ADRs for at least 12 months. Companies are not entitled to the CGT discount.

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

Non-residents of Australia who are securities dealers or in whose hands a profit on disposal of ADRs or shares is regarded as ordinary income and not as a capital gain (such shares and ADRs are referred to as "revenue assets") will be subject to Australian income tax on Australian source profits arising on the disposal of the ADRs or shares, without indexation or discount, unless such profits are exempt from Australian tax under the Treaty. Under the Business Profits Article of the Treaty, the profits of a person that is a resident of the U.S. for the purposes of the Treaty (which may not include all U.S. Holders) will not be subject to tax in Australia unless the profits are attributable to the carrying on of a business by that person through a permanent establishment of that person in Australia. Prospective investors should consult their own tax advisers as to whether the shares or ADRs are revenue assets as such a conclusion depends on the particular facts and circumstances of the individual investor concerned.

Non-residents of Australia with no taxable capital gains or income from sources in Australia other than dividends with respect to the shares or ADRs are not required to file an Australian income tax return.

Estate and Gift Tax

Australia does not impose any estate, inheritance or gift taxes. Therefore, no Australian estate tax, inheritance tax or gift tax will be imposed on the death of, or upon a lifetime gift by, a U.S. Holder. However, the transfer by a U.S. Holder of ordinary shares or ADRs by way of gift or upon death may have Australian income tax and stamp duty implications.

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

The Company has no interest rate exposure due to rate changes for long-term debt obligations. The Company primarily enters into debt obligations to support general corporate purposes, including capital expenditures and working capital needs.

The Company does not consider the effects of interest rate movements to be a material risk to its financial condition.

For additional disclosure regarding interest rate risk see Item 18 – Note 15.

Foreign Currency Risk
The Company operates internationally and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the U.S. dollar (USD), the British pound (GBP), the Euro, the Swiss Franc (CHF) and the Canadian dollar (CAD). Foreign exchange risk arises from future transactions and recognised assets and liabilities denominated in a currency that is not the entity’s functional currency and net investments in foreign operations.

As of June 30, 2009, the Group did not hold derivative financial instruments in managing its foreign currency, however, the Company may from time to time enter into hedging arrangements where circumstances are deemed appropriate. Foreign subsidiaries with a functional currency of AUD have exposure to the local currency of these subsidiaries and any other currency these subsidiaries trade in. The functional currency of Marshall Edwards, Inc. and Glycotex, Inc. is USD and these subsidiaries have exposure to AUD and any other currency these subsidiaries trade in.

The Company has mitigated and will continue to mitigate a portion of its currency exposure through international sales, marketing and support operations in which all costs are local currency based. Net foreign currency gain in fiscal year 2009 was A$920,000 compared with net foreign currency loss of A$937,000 in fiscal year 2008.

For additional disclosure regarding market risk see Item 18 – Note 15.

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

(b) Management’s Annual Report on Internal Controls Over Financial Reporting

The management of Novogen Limited is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a - 15(f) under the Exchange Act. Novogen Limited’s internal control was designed to provide reasonable assurance to the Company’s management and Board of Directors regarding the preparation and fair presentation of published financial statements.  All internal control systems, no matter how well designed, have inherent limitations.  Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Management maintains a comprehensive system of controls intended to ensure that transactions are executed in accordance with management’s authorization, assets are safeguarded, and financial records are reliable.  Management also takes steps to ensure that information and communication flows are effective and monitor performance, including performance of internal control procedures.

Management assessed the effectiveness of the Company’s internal control over financial reporting as of June 30, 2009 based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework. Based on this assessment, management believes that the Company’s internal control over financial reporting is effective as of June 30, 2009.

(c) Attestation Report

The attestation report of the Company’s independent registered public accounting firm regarding the Company’s internal control over financial reporting appears in the independent public account firm’s report on page 79.

(d) Changes in Internal Controls

During the fiscal year ended June 30, 2009, there has been no change in internal control over reporting that has materially affected or is reasonably likely to materially affect the Company’s internal control over financial reporting.

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

Item 16C.                      Principal Accounting Fees and Services

BDO Kendalls Audit Assurance (NSW-VIC) Pty Ltd (“BDO”) has audited the Company’s annual financial statements acting as the independent registered public accountant for the fiscal years ended June 30, 2009 and 2008.

The charts below set forth the total fees for services performed by BDO in 2009 and 2008 and summarizes these amounts by the category of service.

	2009	2008
	A$’000	A$’000

Audit fees	329	334
Audit related fees	3	29
Tax fees	51	26
Other Fees	6	8
Total fees	389	397
Audit fees

The audit fees include the aggregate fees incurred in fiscal years 2009 and 2008 for professional services rendered in connection with the audit of the Company’s annual financial statements and for related services that are reasonably related to the performance of the audit (including audit in respect of the Sarbanes-Oxley Section 404) or services that are normally provided by the auditor in connection with regulatory filings of engagements for those financial years (including review of the Company’s Annual Report on Form 20-F, consents and other services related to SEC matters).

Audit Related Services

Fees for audit related services billed in each of the fiscal years 2009 and 2008 include audit related services provided in connection with the filing of a registration statement for Marshall Edwards and the requirements of the provisions of government grant agreements pursuant to which the Company receives reimbursement of certain expenses incurred in research and development including START grants and Pharmaceutical Partnership Program.

Tax Fees

Tax fees billed in each of the fiscal years 2009 and 2008 were for the preparation of tax returns and related advice.

All Other Fees

Other fees incurred by the Company in fiscal years 2009 and 2008 relate to the costs associated with regulatory compliance and other general matters.

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

Item 16G.                      Corporate Governance

Exemptions from Certain Corporate Governance Rules of the NASDAQ Stock Market, LLC

Exemptions from the corporate governance standards of the NASDAQ Stock Market, LLC (“Nasdaq”) are available to foreign private issuers such as Novogen when those standards are contrary to a law, rule or regulation of any public authority exercising jurisdiction over such issuer or contrary to generally accepted business practices in the issuer's country of domicile. In connection with Novogen's National Market Listing Application, Nasdaq granted Novogen exemptions from certain corporate governance standards that were contrary to the laws, rules, regulations or generally accepted business practices of Australia. These exemptions and the practices followed by Novogen are described below:

•
Novogen is exempt from Nasdaq's quorum requirements applicable to meetings of ordinary shareholders. In keeping with the law of Australia and generally accepted business practices in Australia, Novogen's Constitution requires a quorum of three shareholders for a shareholders' meeting.

•
Novogen is exempt from Nasdaq's requirement that each Nasdaq issuer shall require shareholder approval of a plan or arrangement in connection with the acquisition of the stock or assets of another company if "any director, officer or substantial shareholder of the issuer has a 5 percent or greater interest (or such persons collectively have a 10 percent or greater interest), directly or indirectly, in the Company or assets to be acquired or in the consideration to be paid in the transaction or series of related transactions and the present or potential issuance of common stock, or securities convertible into or exercisable for common stock, could result in an increase in outstanding common shares or voting power of 5 percent or more".

Novogen is listed on the ASX and subject to Chapter 10 of the ASX listing rules which requires shareholder approval for an acquisition from or disposal to a "related party" (including a director) or "substantial shareholder" (who is entitled to at least 10% of the voting securities) of "substantial assets". The Australian Corporations Act to which Novogen is also subject generally requires shareholder approval for a transaction with a director or director-controlled entity unless on arm's length terms.

PART III

Item 17.                 Financial Statements

Not Applicable

Item 18.                 Financial Statements

The financial statements filed as part of this Annual Report are included on pages 81 through 132 hereof.

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

4.1	Employment Contract between the Company and Mr. C. Naughton dated June 21, 2006. (4)
4.2	Employment Contract between the Company and Professor Alan Husband dated June 21, 2006. (4)
4.4	Lease between Kendall Glen Pty Limited (Lessor) and Novogen Laboratories Pty Ltd for the Company's corporate headquarters at 140 Wicks Road, North Ryde, New South Wales. (3)
4.5	Employment Contract between the Company and Bryan Palmer dated June 21, 2006. (4)
4.6	Employment Contract between the Company and Craig Kearney dated June 21, 2006. (4)
4.7	Employment Contract between the Company and David Seaton dated June 21, 2006. (4)
4.8	Employment Contract between the Company and Ronald Erratt dated June 21, 2006. (4)
4.9	Employment Contract between the Company and Warren Lancaster dated June 21, 2006. (5)

4.10	Patent License Agreement, dated as of November 13, 1997, by and among Novogen Limited, Novogen Research Pty Limited, Novogen Inc. and Protein Technologies International Inc.** (6)
4.11
Amendment to the Patent License Agreement, dated as of June 21, 2004 by and among Novogen Limited, Novogen Research Pty Limited, Novogen Inc. and Solae LLC (formerly known as Protein Technologies International Inc.)** (7)

8.1	Company Subsidiaries. (*)
12.1	Certification of the Acting Chief Executive Office pursuant to Rule 13a – 14(a) of the Securities Exchange Act of 1934, as amended. (*)
12.2	Certification of Chief Financial Officer pursuant to Rule 13a – 14(a) of the Securities Exchange Act of 1934, as amended. (*)
13.1	Certification by the Acting Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as added by Section 906 of the Sarbanes – Oxley Act of 2002. (*)

*	Filed herewith.
**	Portions of these documents have been omitted pursuant to a request for confidential treatment. Such omitted portions have been filed separately with the SEC.

(1)	Incorporated by reference to the Registration Statement on Form 20-F filed with the Securities and Exchange Commission on December 24, 1998 (File No. 0-29962)

(2)	Incorporated by reference to the Registration Statement on Form F-6 filed with the Securities and Exchange Commission on September 29, 2005 (File No. 333-128681)

(3)	Incorporated by reference to the Annual Report on Form 20-F filed with the Securities and Exchange Commission on November 27, 2000 (File No. 0-29962)

(4)	Incorporated by reference to the Annual Report on Form 20-F filed with the Securities and Exchange Commission on November 29, 2006 (File No. 0-29962)

(5)	Incorporated by reference to the Annual Report on Form 20-F filed with the Securities and Exchange Commission on December 14, 2007 (File No. 0-29962)

(6)	Incorporated by reference to the Annual Report on Form 20-F/A filed with the Securities and Exchange Commission on March 20, 2009 (File No. 0-29962).

(7)	Incorporated by reference to the Annual Report on Form 20-F/A filed with the Securities and Exchange Commission on May 5, 2009 (File No. 0-29962).

Report of Independent Registered Public Accounting Firm

Board of Directors
Novogen Limited

We have audited the accompanying consolidated balance sheets of Novogen Limited as of June 30, 2009 and 2008 and the related consolidated statements of income, consolidated statements of changes in equity, and consolidated statements of cash flows for each of the three years in the period ended June 30, 2009.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Novogen Limited at June 30, 2009 and 2008, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2009, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Novogen Limited’s internal control over financial reporting as of June 30, 2009, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated December 9, 2009 expressed an unqualified opinion thereon.

BDO Kendalls Audit & Assurance (NSW-VIC) Pty Ltd

Sydney, NSW Australia

December 9, 2009

Report of Independent Registered Public Accounting Firm

Board of Directors
Novogen Limited

We have audited Novogen Limited’s internal control over financial reporting as of June 30, 2009, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Novogen Limited’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Item 15(b), Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

In our opinion, Novogen Limited maintained, in all material respects, effective internal control over financial reporting as of June 30, 2009, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the accompanying consolidated balance sheets of Novogen Limited as of June 30, 2009 and June 30, 2008, and the related consolidated income statements, consolidated statements of changes in equity and consolidated statements of cash flows for each of the three years in the period ended June 30, 2009 and our report dated December 9, 2009 expressed an unqualified opinion.

BDO Kendalls Audit & Assurance (NSW-VIC) Pty Ltd

Sydney, NSW, Australia
December 9, 2009

Directors’ Declaration

In accordance with a resolution of the Directors of Novogen Limited, I state that:

1.	In the opinion of the Directors:

a)	the financial statements and notes of the Company are in accordance with the Corporations Act 2001, including:

i)	giving a true and fair view of the Company’s financial position as at June 30, 2009 and of their performance for the year ended on that date; and

ii)	complying with Accounting Standards and Corporations Regulations 2001; and

b)	there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

2.
This declaration has been made after receiving the declarations required to be made to the directors in accordance with section 295A of the Corporations Act 2001 for the financial period ending June 30, 2009.

3.
In the opinion of the Directors, as at the date of this declaration, there are reasonable grounds to believe that the members of the Closed Group identified in Note 17, will be able to meet any obligations or liabilities to which they are or may become subject to, by virtue of the Deed of Cross Guarantee.

On behalf of the Board,

/s/ Philip Johnston

Philip Johnston
Non-executive Chairman

Sydney, December 9, 2009

INCOME STATEMENTS
for the year ended 30 June, 2009
	Notes		Consolidated
			2009	2008	2007	2009
			A$'000	A$'000	A$'000	US$'000
Continuing Operations
Revenue	2		11,147	13,283	17,295	8,979
Cost of sales			(2,523)	(4,090)	(6,945)	(2,032)

Gross profit			8,624	9,193	10,350	6,947

Other income	2		-	1,623	2,710	-

Research & development expenses			(18,788)	(18,811)	(16,134)	(15,134)
Selling & promotional expenses			(6,572)	(6,134)	(7,908)	(5,294)
Shipping and handling expenses			(341)	(300)	(392)	(275)
General and administrative expenses			(6,671)	(9,792)	(12,902)	(5,373)
Other expenses			(27)	(528)	(17)	(21)
Finance costs			(11)	(24)	(2)	(9)

Loss before income tax	2		(23,786)	(24,773)	(24,295)	(19,159)

Income tax expense	3		(1)	(4)	(1)	(1)

Loss for the period			(23,787)	(24,777)	(24,296)	(19,160)

Loss attributable to minority interest			4,859	4,513	4,315	3,914

Loss attributable to members of Novogen Limited	12	(c)	(18,928)	(20,264)	(19,981)	(15,246)

Basic and diluted earnings/(loss) per share (cents)	4		(18.6)	(20.8)	(20.5)	(15.0)

The above Income Statements should be read in conjunction with the accompanying notes.

BALANCE SHEETS
as at 30 June, 2009
	Notes	Consolidated
		2009	2008	2009
		A$'000	A$'000	US$'000
CURRENT ASSETS
Cash and cash equivalents	5	33,338	35,386	26,854
Trade and other receivables	6	2,252	4,969	1,814
Inventories	7	1,334	1,929	1,075
Other current assets	8	565	542	455
Total current assets		37,489	42,826	30,198

NON-CURRENT ASSETS
Property, plant and equipment	9	353	575	284
Total non-current assets		353	575	284

TOTAL ASSETS		37,842	43,401	30,482

CURRENT LIABILITIES
Trade and other payables	10	8,059	6,671	6,492
Provisions	11	774	708	623
Total current liabilities		8,833	7,379	7,115

NON-CURRENT LIABILITIES
Provisions	11	236	385	190
Total non-current liabilities		236	385	190

TOTAL LIABILITIES		9,069	7,764	7,305
NET ASSETS		28,773	35,637	23,177

EQUITY
Contributed equity	12(a)	206,419	200,432	166,271
Reserves	12(b)	(3,010)	(7,491)	(2,425)
Accumulated losses	12(c)	(179,730)	(162,251)	(144,772)
Parent interest		23,679	30,690	19,074

Minority Interest	12(d)	5,094	4,947	4,103

TOTAL EQUITY		28,773	35,637	23,177

The above Balance Sheets should be read in conjunction with the accompanying notes.

STATEMENTS OF CHANGES IN EQUITY
for the year ended 30 June, 2009

	Consolidated
	Contributed equity	Accumulated losses	Reserves	Total	Minority interest	Total equity	Total equity
	A$'000	A$'000	A$'000	A$'000	A$'000	A$'000	US$'000

At 1 July, 2006	176,989	(131,700)	(2,847)	42,442	2,136	44,578	35,908
Exchange differences on translation of foreign operations	-	-	(2,607)	(2,607)	(1,312)	(3,919)	(3,157)
Share-based payments	-	2,303	-	2,303	478	2,781	2,240
Net income recognised directly in equity	176,989	(129,397)	(5,454)	42,138	1,302	43,440	34,991
Issue of share capital by subsidiary	24,371	-	-	24,371	-	24,371	19,631
less minority interest	(5,277)	-	-	(5,277)	5,277	-	-
Options exercised (1)	513	-	-	513	-	513	413
Loss for the period	-	(19,981)	-	(19,981)	(4,315)	(24,296)	(19,570)
Share of opening equity transferred to minority interest due to issuance of shares by subsidiary	(4,720)	3,231	299	(1,190)	1,788	598	482
At 30 June, 2007	191,876	(146,147)	(5,155)	40,574	4,052	44,626	35,947

At 1 July, 2007	191,876	(146,147)	(5,155)	40,574	4,052	44,626	35,947
Exchange differences on translation of foreign operations	-	-	(2,729)	(2,729)	(1,046)	(3,775)	(3,041)
Share-based payments	-	850	-	850	284	1,134	913
Net income recognised directly in equity	191,876	(145,297)	(7,884)	38,695	3,290	41,985	33,819
Issue of share capital by subsidiary	18,429	-	-	18,429	-	18,429	14,845
less minority interest	(5,334)	-	-	(5,334)	5,334	-	-
Loss for the period	-	(20,264)	-	(20,264)	(4,513)	(24,777)	(19,958)
Share of opening equity transferred to minority interest due to issuance of shares by subsidiary	(4,539)	3,310	393	(836)	836	-	-
At 30 June, 2008	200,432	(162,251)	(7,491)	30,690	4,947	35,637	28,706

At 1 July, 2008	200,432	(162,251)	(7,491)	30,690	4,947	35,637	28,706
Exchange differences on translation of foreign operations	-	-	4,425	4,425	1,738	6,163	4,964
Share-based payments	-	1,060	-	1,060	140	1,200	967
Net income recognised directly in equity	200,432	(161,191)	(3,066)	36,175	6,825	43,000	34,637
Issue of share capital by subsidiary	4,033	-	-	4,033	-	4,033	3,248
less minority interest	(3,047)	-	-	(3,047)	3,047	-	-
New shares issued	5,527	-	-	5,527	-	5,527	4,452
Loss for the period	-	(18,928)	-	(18,928)	(4,859)	(23,787)	(19,160)
Share of opening equity transferred to minority interest due to issuance of shares by subsidiary	(526)	389	56	(81)	81	-	-
At 30 June, 2009	206,419	(179,730)	(3,010)	23,679	5,094	28,773	23,177

(1)	During the period 300,207 Novogen Limited shares were issued following the exercise of options.

The above Statements of Changes in Equity should be read in conjunction with the accompanying notes.

STATEMENTS OF CASH FLOWS
for the year ended 30 June, 2009

	Notes	Consolidated
		2009	2008	2007	2009
		A$'000	A$'000	A$'000	US$'000

Cash flows from operating activities
Net loss before tax		(23,786)	(24,773)	(24,295)	(19,160)
Income tax paid		(1)	(4)	(1)	(1)

Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortisation		282	353	976	227
Net (gain)/loss on disposal of property, plant and equipment		29	(1,623)	17	23
Share-based payments		1,200	602	2,686	967

Changes in operating assets and liabilities:
(increase)/decrease in trade receivables		527	300	388	424
(increase)/decrease in other receivables		190	1,007	(128)	153
(increase)/decrease in inventories		595	1,970	4,487	479
(increase)/decrease in prepayments		(23)	88	55	(19)
increase/(decrease) in trade and other payables		1,388	751	274	1,118
increase/(decrease) in provisions		(83)	282	(48)	(67)
exchange rate change on opening cash		(920)	937	981	(741)

Net cash flows used in operating activities		(20,602)	(20,110)	(14,608)	(16,597)

Cash flows from investing activities
Acquisition of property, plant and equipment		(94)	(95)	(299)	(76)
Proceeds from sale of plant and equipment		5	3,831	262	4

Net cash flows from/(used in) investing activities		(89)	3,736	(37)	(72)

Financing Activities
Proceeds from the issue of ordinary shares		5,527	-	513	4,452
Proceeds from the issue of shares by subsidiary		4,033	18,961	24,371	3,249
Repayment of borrowings		-	-	(15)	-
Withdrawal of/(investment in) short-term deposits		2,000	(2,000)	-	1,611

Net cash flows from/(used in) financing activities		11,560	16,961	24,869	9,312

Net (decrease)/increase in cash and cash equivalents		(9,131)	587	10,224	(7,357)
Cash and cash equivalents at beginning of period		34,386	38,511	30,513	27,698
Effect of exchange rates on cash holdings in foreign currencies		7,083	(4,712)	(4,226)	5,705
Movements in secured facility		-	-	2,000	-

Cash and cash equivalents at end of period	5	32,338	34,386	38,511	26,046

The above Statements of Cash Flows should be read in conjunction with the accompanying notes.

NOTES TO THE FINANCIAL STATEMENTS

The financial report of Novogen Limited for the year ended 30 June, 2009 was authorised for issue in accordance with a resolution of the Board of Directors on 26 August, 2009.

Note 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies which have been adopted in the preparation of the financial report are:

Basis of preparation

The financial report is a general-purpose financial report, which has been prepared in accordance with the requirements of the Corporations Act 2001, Australian Accounting Standards and other authorative pronouncements of the AASB. The financial report has also been prepared on a historical cost basis with all amounts presented in Australian dollars, rounded to the nearest thousand dollars ($’000), unless otherwise stated.

Statement of compliance

The financial report complies with Australian Accounting Standards, being Australian equivalents to International Financial Reporting Standards (AIFRS). Compliance with AIFRS ensures that the financial report, comprising the financial statements and notes thereto, complies with International Financial Reporting Standards (IFRS).

Basis of consolidation

The consolidated financial statements comprise the financial statements of Novogen Limited and its subsidiaries (the “Group”) as at 30 June each year.

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

Interest in controlled entities are recorded at cost less impairment write downs, in the parent entity’s financial statements.

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

Research and development expenses relate primarily to the cost of conducting human clinical and pre-clinical trials. Clinical development costs are a significant component of research and development expenses. Estimates have been used in determining the expense liability under certain clinical trial contracts where services have been performed but not yet invoiced. The actual costs of those services could differ in amount and timing from the estimates used in completing the financial statements.

Generally the costs, and therefore estimates, associated with clinical trial contracts are based on the number of patients, drug administration cycles, the type of treatment and the outcome being measured. The length of time before actual amounts can be determined will vary depending on length of the patient cycles and the timing of the invoices by the clinical trial partners.

Clinical trial expenses of $3,912,000 has been accrued at June 30, 2009. These estimates are based on the number of patients in each trial and the drug administration cycle.

Following the termination of enrollment into the OVATURE Phase III clinical trial, claims for clinical trial expenses were received totaling $2,741,000. Approximately $1,456,000 was accrued and was subject to continued negotiation and represented management’s best estimate of amounts that may be payable. The remaining balance of $1,285,000 was disputed as management believed the costs were outside the scope of the contracts and did not believe that these amounts were due and owing. In November 2009, MEI finalized negotiations and signed a Deed of Release in relation to these claims. As a result of receiving the of Deed of Release, the final amount agreed to be paid in connection with the claims was $477,000 less than management’s estimates which were accrued in the accounts at June 30, 2009. Management does not believe this amount has a material impact on the financial statements. The disputed claim amount of $1,285,000 has been withdrawn.

(ii) Significant accounting estimates and assumptions
The carrying amounts of certain assets and liabilities are often determined based on estimates and assumptions of future events. The key estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of certain assets and liabilities within the next annual reporting period are:

Share-based payment transactions
The Group measures the cost of equity-settled transactions with employees by reference to the fair value of equity instruments at the date at which they are granted. The fair value is determined using a binomial model, using the assumptions detailed in Note 13.

Impairments
The Group assesses impairment at each reporting date by evaluating conditions specific to the Group that may lead to impairment of assets. Where an impairment trigger exists, the recoverable amount of the asset is determined. Value-in-use calculations performed in assessing recoverable amounts incorporate a number of key estimates.

Clinical Trial Expenses
Estimates have been used in determining the expense liability under certain clinical trial contracts where services have been performed but not yet invoiced. The actual costs of those services could differ in amount and timing from the estimates used in completing the financial results.

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

Dividends
Dividend revenue is recognised when the right to receive the payment is established.

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

Borrowing costs

Borrowing costs are recognised as an expense when incurred. Novogen Limited does not currently hold any qualifying assets but if it did, the borrowing costs directly associated with this asset would be capitalised (including any other costs directly attributable to the borrowing and temporary investment income earned on the borrowing).

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

Trade and other receivables

Trade receivables, which generally have 30-60 day terms, are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method less an allowance for any uncollectible amounts.

An allowance for doubtful debts is made when there is objective evidence that the Group will not be able to collect the debts. Objective evidence of impairment includes: financial difficulties of debtors; default payments; or debts more than 120 days overdue. Bad debts are written off when identified.

Cash flows relating to short term receivables are not discounted if the effect of discounting is immaterial.

Inventories

Inventories are measured at the lower of cost and net realisable value.

Costs incurred for finished goods and work-in-progress in bringing each product to its present location and condition are accounted for as cost of direct material, direct labour and a proportion of manufacturing overheads based on normal operating capacity but excluding borrowing costs and assigned on a standard costing basis.

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

The exchange differences arising on the translation of overseas operations which have a functional currency of $A are taken directly to the Income Statement. The exchange differences arising on the retranslation of overseas operations which have a functional currency that is not $A are taken directly to a separate component of equity (foreign currency translation reserve).

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

Property, plant and equipment

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

The cost of these equity-settled transactions with employees is measured by reference to the fair value of the equity instruments at the date at which they are granted. The fair value is determined using a binomial model. Further details are given in Note 13.

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

New accounting standards and interpretations

Certain new accounting standards and interpretations have been published that are not mandatory for 30 June, 2009 reporting periods. The Group’s and the parent entity’s assessment of the impact of these new standards and interpretations is set out below.

(i) AASB 8 Operating Segments and AASB 2007-3 Amendments to Australian Accounting Standards arising from AASB 8 (effective from 1 January, 2009)

AASB 8 will result in a significant change in the approach to segment reporting, as it requires adoption of a 'management approach' to reporting on financial performance. The information being reported will be based on what the key decision makers use internally for evaluating segment performance and deciding how to allocate resources to operating segments. The Group will adopt AASB 8 from 1 July, 2009. It is likely to result in an increase in the number of reportable segments presented. In addition, the segments will be reported in a manner that is more consistent with the internal reporting provided to the chief operating decision-maker.

(ii) Revised AASB 123 Borrowing Costs and AASB 2007-6 Amendments to Australian Accounting Standards arising from AASB 123 (effective from 1 January, 2009)

The revised AASB 123 has removed the option to expense all borrowing costs and - when adopted – will require the capitalisation of all borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset. There will be no impact on the financial report of the Group.

(iii) Revised AASB 101 Presentation of Financial Statements and AASB 2007-8 Amendments to Australian Accounting Standards arising from AASB 101 (effective from 1 January, 2009)

The September 2007 revised AASB 101 requires the presentation of a statement of comprehensive income and makes changes to the statement of changes in equity, but will not affect any of the amounts recognised in the financial statements. If an entity has made a prior period adjustment or has reclassified items in the financial statements, it will need to disclose a third Balance Sheet (Statement of Financial Position), this one being as at the beginning of the comparative period. The Group will apply the revised standard from 1 July, 2009.

(iv) AASB 2008-1 Amendments to Australian Accounting Standard – Share-based Payments: Vesting Conditions and Cancellations (effective from 1 January, 2009)

AASB 2008-1 clarifies that vesting conditions are service conditions and performance conditions only and that other features of a share-based payment are not vesting conditions. It also specifies that all cancellations, whether by the entity or by other parties, should receive the same accounting treatment. The Group will apply the revised standard from 1 July, 2009, but it is not expected to affect the accounting for the Group's share-based payments.

(v) Revised AASB 3 Business Combinations, AASB 127 Consolidated and Separate Financial Statements and AASB 2008-3 Amendments to Australian Accounting Standards arising from AASB 3 and AASB 127 (effective 1 July, 2009)

The revised AASB 3 continues to apply the acquisition method to business combinations, but with some significant changes. For example, all payments to purchase a business are to be recorded at fair value at the acquisition date, with contingent payments classified as debt subsequently remeasured through the Income Statement. There is a choice on an acquisition-by-acquisition basis to measure the non-controlling interest in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net assets. All acquisition-related costs must be expensed.

The revised AASB 127 requires the effects of all transactions with non-controlling interests to be recorded in equity if there is no change in control and these transactions will no longer result in goodwill or gains and losses. The standard also specifies the accounting when control is lost. Any remaining interest in the entity is remeasured to fair value, and a gain or loss is recognised in profit or loss. The Group will apply the revised standards prospectively to all business combinations and transactions with non-controlling interests from 1 July, 2009

 (vi) AASB 2008-7 Amendments to Australian Accounting Standards - Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate (effective 1 July, 2009)

In July 2008, the AASB approved amendments to AASB 1 First-time Adoption of International Financial Reporting Standards and AABS 127 Consolidated and Separate Financial Statements. The Group will apply the revised rules prospectively from 1 July, 2009. After that date, all dividends received from investments in subsidiaries, jointly controlled entities or associates will be recognised as revenue, even if they are paid out of pre-acquisition profits, but the investments may need to be tested for impairment as a result of the dividend payment.

(vii) AASB Interpretation 16 Hedges of a Net Investment in a Foreign Operation (effective 1 October, 2008)

AASB-I 16 clarifies which foreign currency risks qualify as hedged risk in the hedge of a net investment in a foreign operation and that hedging instruments may be held by any entity or entities within the group. It also provides guidance on how an entity should determine the amounts to be reclassified from equity to profit or loss for both the hedging instrument and the hedged item. The Group will apply the interpretation prospectively from 1 July, 2009. It is not expected to have a material impact on the Group’s financial statements.

(viii) AASB 2008-8 Amendment to IAS 39 Financial Instruments: Recognition and Measurement (effective 1 July, 2009)

AASB 2008-8 amends AASB 139 Financial Instruments: Recognition and Measurement and must be applied retrospectively in accordance with AASB 108 Accounting Policies, Changes in Accounting Estimates and Errors. The amendment makes two significant changes. It prohibits designating inflation as a hedgeable component of a fixed rate debt. It also prohibits including time value in the one-sided hedged risk when designating options as hedges. The Group will apply the amended standard from 1 July, 2009. It is not expected to have a material impact on the Group’s financial statements.

(ix) AASB Interpretation 17 Distribution of Non-cash Assets to Owners and AASB 2008-13 Amendments to Australian Accounting Standards arising from AASB Interpretation 17

AASB-I 17 applies to situations where an entity pays dividends by distributing non-cash assets to its shareholders. These distributions will need to be measured at fair value and the entity will need to recognise the difference between the fair value and the carrying amount of the distributed assets in the Income Statement on distribution.

The interpretation further clarifies when a liability for the dividend must be recognised and that it is also measured at fair value. The Group will apply the interpretation prospectively from 1 July, 2009. It is not expected to have a material impact on the Group’s financial statements.

Note 2                      (LOSS) BEFORE INCOME TAX

	Consolidated
	2009	2008	2007
	A$'000	A$'000	A$'000

Revenue and expenses from continuing operations

(a) Revenue
Sale of goods	8,333	9,400	10,709
	8,333	9,400	10,709

Bank interest	888	1,773	1,912
Royalties	1,923	1,749	1,746
Licence fees	-	224	1,122
Dividends	-	-	1,026
Other	3	137	780
	2,814	3,883	6,586

Total revenue	11,147	13,283	17,295

(b) Other income

Government grants - research and development	-	-	2,710
Net gains on disposal of property, plant and . equipment	-	1,623	-
	-	1,623	2,710

(c) Other expenses
Loss on disposal of plant and equipment	29	-	17
Reassessment of expected grant income	-	915	-
Inventory impairment provision	1,087	(387)	933
Impairment loss - financial assets			-
Trade receivables	23	(29)	29
Other debtors	-	62	-
	1,139	561	979

(d) Depreciation included in the income statement
Depreciation :
Included in cost of sales	-	2	367
Included in administrative expenses	282	351	609

	Consolidated
	2009	2008	2007
	A$'000	A$'000	A$'000
(e) Lease payments and other expenses included in the income statement
Included in administrative expenses:
Minimum lease payments - operating leases	775	663	668
Net foreign exchange differences	(920)	937	893

(f) Employee benefit expense
Wages and salaries	6,884	7,248	8,163
Workers' compensation costs	51	61	67
Defined contribution plan expense	1,139	1,147	1,022
Share-based payments expense	1,065	576	549
	9,139	9,032	9,801

Note 3                 INCOME TAX

	Consolidated
	2009	2008	2007
	A$'000	A$'000	A$'000
A reconciliation between tax expense and the product of accounting (loss)/profit before income tax multiplied by the Group's applicable tax rate is as follows:

Accounting (loss)/profit before tax from operations	(23,786)	(24,773)	(24,295)

At the Group's statutory income tax rate of 30% (2008 and 2007: 30%)	(7,136)	(7,432)	(7,289)

Foreign tax rate differentials	(727)	619	(250)
Non deductible expenses	310	307	975
Deductible balancing adjustments	-	3	-
Research and development allowance	(1,403)	(1,165)	(143)
Sub-total	(8,956)	(7,668)	(6,707)
Tax losses and timing differences not recognised	8,957	7,672	6,708
Previously unrecognised tax losses used to reduce tax expense	-	-	-
Tax expense	1	4	1

Components of income tax expense/(benefit)
Current tax	(8,956)	(7,668)	(6,707)
Deferred tax	8,957	7,672	6,708
Income tax expense	1	4	1

Deferred income tax

Deferred income tax at 30 June relates to the following:
Deferred tax assets
Depreciation	340	761	733
Provisions and accruals	1,875	1,025	1,042
Exchange losses	121	78	549
Share based payments by USA subsidiaries	203	-	-
Other	60	6	113
Losses carried forward
- Australia	35,177	33,238	24,157
- US	16,990	11,876	14,729
- Other countries	2,368	3,653	5,139
Total deferred tax assets not recognised	57,134	50,637	46,462

Deferred tax liability
Exchange gains	-	-	-
Other	(76)	(117)	(304)

Total deferred tax liability not recognised	(76)	(117)	(304)

Net deferred tax asset not recognised	57,058	50,520	46,158

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

Diluted earnings per share amounts are calculated by dividing the net loss attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year plus the weighted average number of ordinary shares that would be issued on the conversion of all the dilutive potential ordinary shares into ordinary shares. The notional issue of potential ordinary shares resulting from the exercise of options detailed in Note 13 does not result in diluted earnings per share that shows a different view of the earnings performance of the Company, therefore the information has not been disclosed.

Potential ordinary shares (non-dilutive) and not included in determining earnings per share: 4,213,416 options (refer Note 13).

There have been no conversions to, calls of, or subscriptions for ordinary shares or issues of potential ordinary shares since the reporting date and before the completion of this financial report.

The following reflects the income and share data used in the basic and diluted earnings per share computations:

	Consolidated
	2009	2008	2007
	$'000	$'000	$'000

Net loss attributable to ordinary equity holders of the parent	(18,928)	(20,264)	(19,981)

	2009 Thousands	2008 Thousands	2007 Thousands

Weighted average number of ordinary shares used in calculating basic and diluted earnings per share	101,741	97,594	97,567

Note 5                  CASH AND CASH EQUIVALENTS

	Consolidated
	2009	2008	2007
	$'000	$'000	$'000

Cash at bank and in hand	27,848	27,930	30,059
Short-term deposits	4,490	6,456	8,452
	32,338	34,386	38,511

Secured cash (Refer Note 15)	1,000	1,000	1,000
	33,338	35,386	39,511

Cash at bank earns interest at floating rates based on daily bank deposit rates.

Short-term deposits are made for varying periods of between one day and three months, depending on the immediate cash requirements of the Group, and earn interest at the respective short-term deposit rates.

Note 6                 TRADE AND OTHER RECEIVABLES

	Consolidated
	2009	2008
	$'000	$'000

Current

Trade receivables	1,531	2,042
Allowance for doubtful debts	(36)	(20)
	1,495	2,022

Deposits held	454	427
Term deposits with greater than three months to maturity	-	2,000
Deferred offering costs	-	114
Other debtors	303	468
Allowance for doubtful debts - other	-	(62)
	2,252	4,969

Provision for doubtful debts

Trade receivables are non-interest bearing and are generally on 30-60 day terms. An allowance for doubtful debts is made when there is objective evidence that the Group will not be able to collect the debts.

At 30 June, 2009 trade receivables of $36,000 (2008: $20,000) were considered doubtful. These amounts have been included in selling and promotional expenses.

Movements in the allowance for doubtful debts were as follows:

	Consolidated
	2009	2008
	A$'000	A$'000

Balance at 1 July	(20)	(46)

Change in allowance for the year	(23)	29
Amounts (recovered)/written off during the year	7	(3)

Balance at 30 June	(36)	(20)

Past due but not considered doubtful

At 30 June, 2009 trade receivables of $280,000 (2008: $645,000) were past due but were not considered to be doubtful. These relate to a number of independent customers for whom there is no recent history of default. The ageing analysis of these trade receivables is as follows:

	Consolidated
	2009	2008
	A$'000	A$'000

1 - 30 days overdue	250	447
31 - 60 days overdue	15	196
61 - 90 days overdue	3	2
91 + days overdue	12	-

	280	645

Receivable balances which are neither overdue nor impaired are expected to be received when due.

Other receivables

Other debtors, generally arising from transactions outside usual operating activities of the Group, are non-interest bearing and have repayment terms between 7 and 30 days.

At 30 June, 2009  no other receivables (2008: $86,000) were past due but were not considered to be doubtful.

	Consolidated
	2009	2008
	A$'000	A$'000

1 - 30 days overdue	-	9
31 - 60 days overdue	-	28
61 - 90 days overdue	-	-
91 + days overdue	-	49

	-	86

Other receivable balances which are neither overdue nor impaired are expected to be received when due.

Related party receivables

Related party receivables – see Note 17 for terms and conditions.

Fair value and credit risk
Due to the short term nature of these receivables, their carrying value is assumed to approximate their fair value.

The maximum exposure to credit risk is the fair value of receivables. Collateral is not held against these receivables.

Foreign exchange and interest rate risk

Details regarding foreign exchange and interest rate risk exposure are disclosed in Note 15.

Note 7                 INVENTORIES

	Consolidated
	2009	2008
	A$'000	A$'000

Current

Work in progress (at cost)	573	536
Finished goods (at cost)	761	1,393
	1,334	1,929

Note 8                 OTHER CURRENT ASSETS

	Consolidated
	2009	2008
	A$'000	A$'000

Prepayments	565	542

Note 9                 PROPERTY, PLANT AND EQUIPMENT

	Consolidated
	2009	2008
	A$'000	A$'000

Plant and equipment - at cost	2,697	2,753
Accumulated depreciation	(2,395)	(2,236)
	302	517

Leasehold improvements - at cost	107	112
Accumulated depreciation	(56)	(54)
	51	58

Total property, plant and equipment - at cost	2,804	2,865
Accumulated amortisation and depreciation	(2,451)	(2,290)

Total property, plant and equipment	353	575

Reconciliations
Reconciliations of the carrying amount of plant, property and equipment at the beginning and at the end of the current financial year:

	Consolidated
	2009	2008
	A$'000	A$'000
Plant and equipment
Carrying amount at beginning of financial year	517	758
Additions	63	95
Disposals	(21)	(5)
Depreciation expense	(257)	(331)
Carrying amount at end of financial year	302	517

Leasehold improvements
Carrying amount at beginning of financial year	58	80
Additions	32	-
Disposals	(14)	-
Depreciation expense	(25)	(22)
Carrying amount at end of financial year	51	58

Note 10                 TRADE AND OTHER PAYABLES
	Consolidated
	2009	2008
	A$'000	A$'000

Current

Trade payables	2,837	3,427
Accrued trade payables	1,261	1,239
Accrued clinical trial payments	3,961	2,005
Intercompany payable	-	-
	8,059	6,671

Terms and conditions relating to the above payables:

• trade payables are non-interest bearing and normally settled on 30 day terms; and
• clinical trial payables are non-interest bearing and normally settled on 30 day terms.

Risk exposure
Information about the Group’s and the parent entity’s exposure to foreign exchange risk and liquidity risk is provided in Note 15.

Fair value
Due to the short term nature of these payables, their carrying value is assumed to approximate their fair value.

Note 11                 PROVISIONS

	Consolidated
	2009	2008
	A$'000	A$'000
Employee benefit provision
Current	774	708
Non-current	190	339
	964	1,047

Make good provision
Opening balance at beginning of the year	46	46
Additional provision made in the period	-	-
Closing balance at the end of the year	46	46

Current	-	-
Non-current	46	46
	46	46

In accordance with its Sydney premises lease, the Group must restore the leased premises to agreed condition at the end of the lease term. A provision of A$46,000 was made in respect of the Group’s expected obligation.

Note 12                 CONTRIBUTED EQUITY AND RESERVES

(a) Issued and paid up capital
	Consolidated
	2009	2008
	A$'000	A$'000
Fully Paid Ordinary Shares
Novogen Limited
102,125,894 (2008: 97,594,261) ordinary shares	133,100	127,573
	133,100	127,573

Other
Gain arising on issue of shares by subsidiaries to outside shareholders:
Marshall Edwards, Inc.	65,855	65,654
Glycotex, Inc.	7,464	7,205
	73,319	72,859

Contributed Equity	206,419	200,432

Ordinary shares have the right to receive dividends as declared and, in the event of winding up the Company, to participate in the proceeds from the sale of all surplus assets in proportion to the number of and amounts paid up on shares held.

Ordinary shares entitle their holder to one vote, either in person or by proxy, at a meeting of the Company.

Movements in issued and paid up ordinary share capital of Novogen Limited are as follows:

	Number of shares	Issue price	A$'000
		$A
On issue 1 July, 2007	97,594,261		127,573

On issue 30 June, 2008	97,594,261		127,573

On issue 1 July, 2008	97,594,261		127,573

New Share Issue	4,531,633	1.22	5,527
Total shares issued during the period	4,531,633		5,527

On issue 30 June, 2009	102,125,894		133,100

Share options
The Company has an employee share option plan under which options to subscribe for the Company’s shares have been granted to certain executive and other employees (refer Note 13).

(b) Reserves

The foreign currency translation reserve is used to record exchange differences arising from the translation of the financial statements of foreign subsidiaries.

Movements in the currency translation reserve were as follows:

	Consolidated
	2009	2008
	A$'000	A$'000

Balance at the beginning of the year	(7,491)	(5,155)
Share of opening reserve transferred to minority interest due to issuance of shares by subsidiary	56	393
Exchange differences on translation of foreign operations	4,425	(2,729)
Balance at the end of the year	(3,010)	(7,491)

(c) Accumulated losses
Movements in accumulated losses were as follows:

	Consolidated
	2009	2008
	A$'000	A$'000

Balance at the beginning of the year	(162,251)	(146,147)

Adjustment to opening retained earnings attributed to minority interest holders	389	3,310
Equity attributable to share based payments	1,060	850
Current year (loss)/profit	(18,928)	(20,264)

Balance at the end of the year	(179,730)	(162,251)

(d) Minority interests
The minority interests are detailed as follows:

	Consolidated
	2009	2008
	A$'000	A$'000

Ordinary shares	31,141	27,567
Foreign currency translation reserve	(1,193)	(2,875)
Accumulated losses	(24,854)	(19,745)
	5,094	4,947

Note 13                      SHARE BASED PAYMENT PLANS

Employee Share Option Plan
The Employee Share Option Plan provides for the issue of options to eligible employees being an employee or Director of the Company or related company. Each option entitles its holder to acquire one fully paid ordinary share and is exercisable at a price equal to the weighted average price of such shares at the close of trading on the Australian Stock Exchange Limited for the five days prior to the date of issue. Options issued under the Employee Share Option Plan vest in four equal annual instalments over the vesting period. Options are not transferable and cannot be settled by the Company in cash. The option lapses if the employee ceases to be an employee during the vesting period. There are currently 38 employees eligible to receive option grants under the Employee Share Option Plan. (2008: 45)

The expense recognised in the income statement in relation to employee share-based payments is disclosed in Note 2(f).

Consultant options
The Company has also granted options by way of compensation to consultants who perform services for Novogen and its controlled entities. Options issued to consultants generally vest in four equal annual instalments over the vesting period. The expense recognised in the income statement relation to consultant options is $134,901 (2008:$26,216).

The contractual life of all options granted is five years. There are no cash settlement alternatives.

The following table illustrates the number (No.) and weighted average exercise price (WAEP) of, and movements in, share options issued to employees during the year:

	2009		2008
	No.	WAEP	No.	WAEP
Outstanding at the beginning of the year	2,327,976	$2.28	1,446,054	$3.37
Granted	2,441,712	$0.60	1,326,552	$1.20
Forfeited	(586,996)	$1.53	(184,114)	$3.27
Exercised (i)	-	N/A	-	N/A
Expired	(111,280)	$6.76	(260,516)	$2.10
Outstanding at the end of the year	4,071,412	$1.26	2,327,976	$2.28
Exercisable at the end of the year	886,110	$2.63	534,192	$4.33

(i) There were no options exercised during the year ended 30 June, 2009 and 30 June, 2008.

The following table details the exercise price, expiry date and number of options issued to employees that were outstanding as at the end of the year:

Exercise Price	Expiry Date	No. outstanding 30 June, 2009	No. outstanding 30 June, 2008
$6.76	27/02/09	-	118,468
$4.90	16/03/10	160,340	182,868
$3.64	16/04/11	228,964	272,536
$2.41	30/03/12	346,172	427,552
$2.41	30/03/12	141,668	141,668
$1.06	1/03/13	894,916	1,184,884
$1.06	1/03/13	345,592	-
$0.53	6/03/14	1,953,760	-

		4,071,412	2,327,976

The following table illustrates the number (No.) and weighted average exercise price (WAEP) of, and movements in, share options issued to consultants during the year;

	2009		2008
	No.	WAEP	No.	WAEP
Outstanding at the beginning of the year	103,020	$2.69	130,012	$3.08
Granted	45,644	$0.53	35,460	$1.06
Forfeited	-	N/A	(25,252)	$3.24
Expired	(6,660)	$6.76	(37,200)	$2.10
Outstanding at the end of the year	142,004	$1.81	103,020	$2.69
Exercisable at the end of the year	49,063	$3.02	31,633	$4.27

The following table details the exercise price, expiry date and number of options issued to consultants that were outstanding as at the end of the year:

Exercise Price	Expiry Date	No. outstanding 30 June, 2009	No. outstanding 30 June, 2008
$6.76	27/02/09	-	6,660
$4.90	16/03/10	9,184	9,184
$3.64	16/04/11	20,624	20,624
$2.41	30/03/12	31,092	31,092
$1.06	1/03/13	35,460	35,460
$0.53	6/03/14	45,644	-

		142,004	103,020

The weighted average remaining contractual life for the share options outstanding as at 30 June, 2009 is between 1 and 5 years. (2008: 1 and 5 years)

The weighted average fair value of options granted during the year was A$0.34. (2008: A$0.61)

The fair value of the equity-settled share options granted to both employees and consultants is estimated as at the date of grant using a binomial model taking into account the terms and conditions upon which the options were granted.

The following table lists the inputs to the model used to calculate the fair value of the options.

	6 March,	31 October,	1 March,	26 October,
	2009	2008	2008	2007
Exercise price	0.5256	1.06	1.06	2.41
Share price at grant date	0.51	0.95	1.07	1.62
Dividend yield	0%	0%	0%	0%
Expected volatility	73%	66%	57%	55%
Historical volatility	73%	66%	57%	55%
Risk-free interest rate	3.61%	4.76%	6.35%	6.41%
Expected life of option	5 years	4.3 years	5 years	4.4 years
Option fair value	0.31	0.51	0.60	0.66

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

Marshall Edwards, Inc.

Share based payment plans

On December 9, 2008, MEI adopted the Marshall Edwards, Inc. 2008 Stock Omnibus Equity Compensation Plan (the “Equity Compensation Plan”) and cancelled the Marshall Edwards, Inc. Share Option Plan (the “Share Option Plan”).  No options were issued under the Share Option Plan. The Equity Compensation Plan provides for the issuance of a maximum of 7,000,000 shares of common stock in connection with the grant of options and/or other stock-based or stock-denominated awards to non-employee directors, officers, employees and advisors. On 28 January, 2009, options exercisable for 50,000 shares of common stock were granted to a consultant for services to the company under the Equity Compensation Plan.

The options have an exercise price of US$0.63 and are fully exercisable at date of grant. The options have a term of 5 years and expire on 28 January, 2014. At 30 June, 2009 no options had expired, been forfeited or exercised and all 50,000 were outstanding at that date.

Other share based payments.

On 30 July, 2008 MEI granted a warrant to a consultant, to purchase up to 46,083 shares of common stock at an exercise price of US$2.17 per share for services provided to the company. The shares are fully vested from grant date and expire five years from grant date on 30 July, 2013. At 30 June, 2009 no shares had been issued as a result of exercise of the warrant.

The fair value of the equity settled transactions with consultants are estimated as at the date of grant using a binomial model taking into account the terms and conditions upon which the options and warrant were granted.

The following table lists the inputs to the model used to calculate fair value:

	28 January, 2009	30 July, 2008
Exercise price	0.63	2.17
Share price at grant date	0.63	2.13
Dividend yield	0%	0%
Expected volatility	111%	81%
Historical volatility	111%	81%
Risk-free interest rate	1.70%	3.36%
Expected life of warrant	5 years	5 years
Warrant fair value	US$0.50	US$1.41

Glycotex, Inc. Share based payment plans

The Glycotex, Inc, 2007 stock option plan provides for the issuance of a maximum of 357,000 shares of common stock in connection with the grant of options and/or other stock-based or stock-denominated awards to non-employee directors, officers, employees and advisors. On 29 May, 2009, options exercisable for 125,573 shares of common stock were granted under the Stock Option Plan.

A total of 50,229 options vest and become exercisable on the grant date, 37,672 options vest on 29 May, 2010 and 37,672 options vest on 29 May, 2011. The options have an exercise price of US$15.13. The options have a term of 5 years and expire on 29 May, 2014. At 30 June, 2009, 50,229 options were exercisable, no options had expired, been forfeited or exercised and all 125,573 were outstanding at that date.

The fair value of the equity settled transactions with consultants are estimated as at the date of grant using a binomial model taking into account the terms and conditions upon which the options and warrant were granted.

The following table lists the inputs to the model used to calculate fair value:

29 May, 2009
Exercise price	15.13
Share price at grant date	15.13
Dividend yield	0%
Expected volatility	52%
Historical volatility	52%
Risk-free interest rate	2.34%
Expected life of warrant	5 years
Warrant fair value	US$7.13

Note 14                 SEGMENT INFORMATION

The Group generally accounts for intercompany sales and transfers as if the sales or transfers were to third parties. Revenues are attributed to geographic areas based on the location of the assets producing the revenues.

The Novogen Group operates subsidiary companies in 3 major geographical areas being Australia, North America and Europe. The subsidiaries are involved in the selling and marketing of Novogen's consumer healthcare products.

Segment accounting policies are the same as the Group’s policies described in Note 1. During the financial year there were no changes in the segment accounting policies that had a material effect on the segment information.

Geographic Segments

The following table presents revenue and profit information and certain asset and liability information regarding business segments for the years ended June 30, 2009, June 30, 2008, and June 30, 2007.
	Australia			North America			Europe			Elimination			Consolidated
	2009	2008	2007	2009	2008	2007	2009	2008	2007	2009	2008	2007	2009	2008	2007
	A$'000	A$'000	A$'000	A$'000	A$'000	A$'000	A$'000	A$'000	A$'000	A$'000	A$'000	A$'000	A$'000	A$'000	A$'000
Revenue
Sales to external customers	4,902	4,755	4,453	2,068	2,428	3,152	1,363	2,217	3,104	-	-	-	8,333	9,400	10,709
Other revenues from external . customers	2,059	2,171	4,691	-	5	54	-	13	-	(133)	(79)	(71)	1,926	2,110	4,674
Inter-segment revenues	1,077	1,206	3,543	-	-	-	4,050	-	-	(5,127)	(1,206)	(3,543)	-	-	-
Total segment revenue	8,038	8,132	12,687	2,068	2,433	3,206	5,413	2,230	3,104	(5,260)	(1,285)	(3,614)	10,259	11,510	15,383
Unallocated revenue													888	1,773	1,912
Total consolidated revenue													11,147	13,283	17,295

Result (from continuing operations)
Segment result (loss)/profit	(25,340)	(27,435)	(18,684)	(10,055)	997	(1,493)	3,786	139	105	7,834	1,550	(4,221)	(23,775)	(24,749)	(24,293)
Unallocated expenses													(11)	(24)	(2)
Consolidated entity (loss) before income tax													(23,786)	(24,773)	(24,295)
Income tax expense													(1)	(4)	(1)
Net (loss) from continuing operations													(23,787)	(24,777)	(24,296)

Assets and liabilities
Segment assets	62,344	61,667	71,533	98,248	82,874	70,414	811	1,026	1,722	(123,561)	(102,166)	(92,312)	37,842	43,401	51,357
Segment liabilities	8,609	7,272	6,471	47,105	39,572	44,107	6,495	10,495	11,331	(53,140)	(49,575)	(55,178)	9,069	7,764	6,731

Other segment information
Capital expenditure	81	88	269	13	4	27	-	3	3	-	-	-	94	95	299
Depreciation	270	341	954	11	7	15	1	5	7	-	-	-	282	353	976
Other non-cash expenses	5,409	514	1,395	799	31	2,208	66	(18)	35	(4,029)	-	-	2,245	527	3,638
Segment net gain/(loss) on foreign currency	6,990	(6,466)	(7,031)	(5,782)	4,767	5,573	(289)	764	581	1	(2)	(16)	920	(937)	(893)
Inventory impairment provision	894	(364)	845	123	-	89	70	6	(1)	-	-	-	1,087	(358)	933

Business Segments

The following table presents revenue, expenditure and certain asset information regarding business segments for the years ended June 30, 2009, June 30, 2008 and June 30, 2007.

	Consumer healthcare			Pharmaceutical research and development			Elimination			Consolidated
	2009	2008	2007	2009	2008	2007	2009	2008	2007	2009	2008	2007
	A$'000	A$'000	A$'000	A$'000	A$'000	A$'000	A$'000	A$'000	A$'000	A$'000	A$'000	A$'000

Segment revenue	8,907	10,507	12,450	2,240	2,776	4,845	-	-	-	11,147	13,283	17,295
Segment assets	20,707	21,469	28,461	24,787	22,717	23,790	(7,652)	(785)	(894)	37,842	43,401	51,357

Note 15                 FINANCIAL INSTRUMENTS

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

The Group’s overall strategy remains unchanged from 2008, whereby future operating cash flows generated by a profitable Consumer Health business will supplement the funds raised in equity markets by the Group’s listed subsidiary companies. Also the Group intends to fund its operations through licence opportunities for its pharmaceutical product candidates.

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

At balance date the Group had the following exposure to variable interest rate risk:

	Consolidated
	2009	2008
	A$'000	A$'000
Financial assets

Cash at bank and in hand	27,848	27,930
Short term deposits	4,490	6,456
	32,338	34,386

Secured cash	1,000	1,000

Net exposure	33,338	35,386

At 30 June, 2009, if interest rates had moved as illustrated in the table below, with all other variables held constant, post tax profit would have been affected as follows:

Judgements of reasonably possible movements:	Post tax profit
	Higher/(Lower)
	2009	2008
	A$'000	A$'000
Consolidated
+1% (100 basis points)	333	354
-1% (100 basis points)	(333)	(354)

The Group's exposure to interest rate risk and the effective weighted average interest rate for each class of financial assets and liabilities is set out below.

Consolidated

Consolidated
		Floating Interest Rate		Fixed 1 year or less		Fixed Over 1 to 5 years		Non-interest bearing		Total		Weighted average rate of interest
	Note	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008
		A$'000	A$'000	A$'000	A$'000	A$'000	A$'000	A$'000	A$'000	A$'000	A$'000
Financial assets
Cash	5	18,835	25,049	-	-	-	-	9,013	2,881	27,848	27,930	0.58%	2.02%
Deposits	5	-	-	5,490	7,456	-	-	-	-	5,490	7,456	3.62%	7.75%
Trade and other receivables	6	-	-	-	2,000	-	-	2,252	2,969	2,252	4,969	N/A	8.50%
Loans and receivables		-	-	5,490	9,456	-	-	2,252	2,969	7,742	12,425

		18,835	25,049	5,490	9,456	-	-	11,265	5,850	35,590	40,355

Financial liabilities
Trade and other payables	10	-	-	-	-	-	-	8,059	6,671	8,059	6,671	N/A	N/A
Financial liabilities at amortised cost		-	-	-	-	-	-	8,059	6,671	8,059	6,671

Net financial assets/(liabilities)		18,835	25,049	5,490	9,456	-	-	3,206	(821)	27,531	33,684

Foreign currency risk

The Group operates internationally and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the U.S. dollar (USD), the British pound (GBP), the Euro, the Swiss Franc (CHF) and the Canadian dollar (CAD). Foreign exchange risk arises from future transactions and recognised assets and liabilities denominated in a currency that is not the entity’s functional currency and net investments in foreign operations.

As of 30 June, 2009, the Group did not hold derivative financial instruments in managing its foreign currency, however, the Company may from time to time enter into hedging arrangements where circumstances are deemed appropriate. Foreign subsidiaries with a functional currency of AUD have exposure to the local currency of these subsidiaries and any other currency these subsidiaries trade in. The functional currency of Marshall Edwards, Inc. and Glycotex, Inc. is USD and these subsidiaries have exposure to AUD and any other currency these subsidiaries trade in.

The Group’s exposure to foreign currency risk at 30 June, 2009 was as follows:

	Consolidated
	2009	2008
	A$'000	A$'000
USD denominated

Financial assets
Cash and cash equivalents	467	3,524
Trade and other receivables	243	268
	710	3,792
Financial liablities
Trade and other payables	155	110
Net exposure	555	3,682

GBP denominated

Financial assets
Cash and cash equivalents	126	18
Trade and other receivables	340	474
	466	492
Financial liablities
Trade and other payables	337	319
Net exposure	129	173

CAD denominated

Financial assets
Cash and cash equivalents	150	138
Trade and other receivables	121	200
	271	338
Financial liablities
Trade and other payables	145	79
Net exposure	126	259

EURO denominated

Financial assets
Cash and cash equivalents	12	49
Trade and other receivables	491	660
	503	709
Financial liablities
Trade and other payables	339	779
Net exposure	164	(70)

CHF denominated

Financial assets
Cash and cash equivalents	-	-
Trade and other receivables	-	-
	-	-
Financial liablities
Trade and other payables	218	-
Net exposure	(218)	-

AUD denominated

Financial assets
Cash and cash equivalents	738	441
Trade and other receivables	293	-
	1,031	441
Financial liablities
Trade and other payables	4,085	1,695
Net exposure	(3,054)	(1,254)

The following sensitivity is based on the foreign currency risk exposures in existence at the balance sheet date:

Judgements of reasonably possible movements:	Post tax profit
	Higher/(Lower)
	2009	2008
	A$'000	A$'000
USD denominated

Consolidated
AUD/USD +10%	(50)	(335)
AUD/USD -10%	62	409

GBP denominated

Consolidated
AUD/GBP +10%	(12)	(16)
AUD/GBP -10%	14	9

CAD denominated

Consolidated
AUD/CAD +10%	(11)	(24)
AUD/CAD -10%	14	29

EURO denominated

Consolidated
AUD/EURO +10%	(15)	6
AUD/EURO -10%	18	(8)

CHF denominated

Consolidated
AUD/EURO +10%	20	-
AUD/EURO -10%	(24)	-

AUD denominated

Consolidated
AUD/USD +10%	278	114
AUD/USD -10%	(339)	(139)

Credit risk

The Group trades only with recognised, creditworthy third parties.

It is the Group’s policy that all customers who wish to trade on credit terms are subject to credit application procedures. In addition, receivable balances are monitored on an ongoing basis with the result that the Group’s exposure to bad debts is not significant.

As of 30 June, 2009 the Group did not hold derivative financial instruments. The Group places its cash deposits with high credit quality financial institutions and by policy, limits the amount of credit exposure to any single counter-party. The Group is averse to principal loss and ensures the safety and preservation of its invested funds by limiting default risk, market risk, and reinvestment risk.

The Group mitigates default risk by depositing funds with high credit quality financial institutions and by constantly positioning its portfolio to respond appropriately to a significant reduction in a credit rating of any financial institution.

The Group’s maximum exposures to credit risk at balance date in relation to each class of recognised financial assets is the carrying amount of those assets as indicated in the Balance Sheet. Trade and other receivables by geographical segment are as follows:

	Consolidated
	2009	2008
	A$'000	A$'000
Australia	1,724	4,089
North America	182	338
Europe	346	542
	2,252	4,969

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

Maturity analysis of financial liabilities based on management’s expectation
Trade payables and other financial liabilities mainly arise from the financing of assets used in the Company’s ongoing operations such as plant and equipment and investments in working capital. These assets are considered in the Group’s overall liquidity risk.

Consolidated
Year ended 30 June, 2009	< 6 months	6-12 months	1-5 Years	> 5 years	Total
	$'000	$'000	$'000	$'000	$'000

Financial Liabilities
Trade and other payables	8,059	-	-	-	8,059

Total	8,059	-	-	-	8,059

Consolidated
Year ended 30 June, 2008	< 6 months	6-12 months	1-5 Years	> 5 years	Total
	$'000	$'000	$'000	$'000	$'000

Financial Liabilities
Trade and other payables	6,671	-	-	-	6,671

Total	6,671	-	-	-	6,671

Financing facilities available
At reporting date, the following financing facilities had been negotiated and were available:

	Consolidated
	2009	2008
	A$'000	A$'000

Multi option facility	1,000	1,000
	1,000	1,000

Used at balance date	526	526
Unused at balance date	474	474
	1,000	1,000

Novogen Limited has entered into a Deed of Set-off where it has agreed to hold a deposited sum with the bank of at least $1 million at all times as additional security for the multi-option facility.

Note 16                 COMMITMENTS

	Consolidated
	2009	2008
	A$'000	A$'000

(a) Lease commitments *

Commitments in relation to operating leases
contracted for at the reporting date but not
recognised as liabilities payable:
Not later than 1 year	490	466
Later than 1 year but not later than 2 years	84	431
Later than 2 years but not later than 3 years	-	58
	574	955

(b) Other expenditure commitments

Research and development contracts for
service to be rendered:
Not later than 1 year	1,797	10,493
Later than 1 year but not later than 2 years	518	6,328
Later than 2 years but not later than 3 years	324	2,225
	2,639	19,046

* Operating leases represent payments for property and equipment rental. Leases for property include an annual review for Consumer Price Index increases.

There are no commitments for capital expenditure outstanding at the end of the financial year.

Note 17                 RELATED PARTY DISCLOSURES

Interests in controlled entities
The consolidated financial statements include the financial statements of Novogen Limited and the subsidiaries listed in the following table.

Name of Entity	Country of Incorporation	% Equity interest *		Investment (A$'000)
		2009	2008	2009	2008
Novogen Laboratories Pty Ltd ^	Australia	100	100	2,154	1,551
Novogen Research Pty Ltd ^	Australia	100	100	7,000	7,000
Phytosearch Pty Ltd #	Australia	-	100	-	-
Phytogen Pty Ltd #	Australia	-	100	-	20
Glycotex Pty Ltd #	Australia	-	100	-	-
Norvogen Pty Ltd #	Australia	-	100	-	-
Central Coast Properties Pty Ltd #	Australia	-	100	-	-
Novogen Inc	US	100	100	-	-
Glycotex, Inc.	US	80.7	81.0	857	857
Novogen Limited (UK)	UK	100	100	-	-
Promensil Limited	UK	100	100	-	-
Novogen BV	Netherlands	100	100	-	-
Novogen Canada Limited	Canada	100	100	-	-
Marshall Edwards, Inc.	US	71.3	71.9	6,712	-
Marshall Edwards Pty Limited #	Australia	71.3	71.9	-	-
				16,723	9,428

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

# Entities that meet the requirements of small proprietary limited corporations.

* The proportion of ownership interest is equal to the proportion of voting power held.

The consolidated income statement and balance sheet of the entities that are members of the “Closed Group” are as follows:
Consolidated Income Statement	CLOSED GROUP
	2009	2008
	A$'000	A$'000

Loss from continuing operations before income tax	(6,395)	(8,143)
Income tax expense	-	-
Loss after tax from continuing operations	(6,395)	(8,143)
Accumulated losses at the beginning of the period	(111,224)	(103,683)
Net income recognised directly in equity	604	602
Accumulated losses at the end of the period	(117,015)	(111,224)

Consolidated Balance Sheet	CLOSED GROUP
	2009	2008
	A$'000	A$'000
CURRENT ASSETS
Cash and cash equivalents	9,164	13,718
Trade and other receivables	2,161	4,506
Inventories	827	1,162
Other current assets	489	433
Total current assets	12,641	19,819

NON-CURRENT ASSETS
Property, plant and equipment	329	549
Other financial assets	6,712	-
Total non-current assets	7,041	549

TOTAL ASSETS	19,682	20,368

CURRENT LIABILITIES
Trade and other payables	2,653	2,958
Provisions	708	676
Total current liabilities	3,361	3,634

NON-CURRENT LIABILITIES
Provisions	236	385
Total non-current liabilities	236	385

TOTAL LIABILITIES	3,597	4,019

NET ASSETS	16,085	16,349

EQUITY
Contributed equity	133,100	127,573
Accumulated losses	(117,015)	(111,224)
TOTAL EQUITY	16,085	16,349

Note 18                 REMUNERATION OF AUDITORS

	Consolidated
	2009	2008
	A$	A$

Amounts received or due and receivable by BDO for:
(a) an audit or review of the financial report of the entity and any other entity in the consolidated group;	328,726	333,718
(b) other services in relation to the entity and any other entity in the consolidated entity.
- Tax compliance services	50,650	26,109
- MEI S3/S8 audit and review services	3,381	25,726
- Review of government grants	-	2,980
- Other	6,240	8,007
	388,997	396,540

Amounts received or due and receivable by other entities in the BDO network for other services in relation to the entity and any other entity in the consolidated entity.
- Tax compliance services	4,359	-
- Administrative matters	30,456	-
	34,816	-

Amounts received or due and receivable by non BDO audit firms for:
- an audit or review of the financial report of the entity and any other entity in the consolidated group, for local statutory purposes	22,229	21,600
- other non-audit services - local statutory auditors	46,705	33,662
	68,934	55,262

	492,746	451,802

Note 19                      DIRECTOR AND EXECUTIVE DISCLOSURES

a) Compensation of key management personnel

	Consolidated
	2009	2008
	A$	A$

Short term employee benefits	2,705,031	2,686,531
Post employment benefits	532,290	570,947
Long term employee benefits	(52,228)	103,008
Share-based payment	347,921	290,682
Total Compensation	3,533,014	3,651,168

Further information regarding key management personnel and their compensation can be found in Item 6 Directors, Senior Management and Employees commencing on page 42.

b) Option holding of key management personnel

	Balance at beginning of period	Granted as remuneration	Options exercised	Net change other	Balance at end of period	Vested and exercisable	Not exercisable
	1 July, 2008				30 June, 2009	30 June, 2009	30 June, 2009
	Number	Number	Number	Number	Number	Number	Number
Executive Directors
C Naughton	91,196	218,664	-	-	309,860	100,264	209,596
AJ Husband	118,392	126,928	-	(14,892)	230,428	102,387	128,041

Executives
DR Seaton	243,884	212,108	-	(14,892)	441,100	102,028	339,072
WJ Lancaster (US)	107,736	109,400	-	(7,848)	209,288	44,859	164,429
BM Palmer	132,868	114,160	-	(8,244)	238,784	55,715	183,069
CD Kearney	136,360	117,004	-	(8,192)	245,172	57,176	187,996
RL Erratt	127,176	106,880	-	(8,156)	225,900	53,813	172,087

Total	957,612	1,005,144	-	(62,224)	1,900,532	516,242	1,384,290

	Balance at beginning of period	Granted as remuneration	Options exercised	Net change other	Balance at end of period	Vested and exercisable	Not exercisable
	1 July, 2007				30 June, 2008	30 June, 2008	30 June, 2008
	Number	Number	Number	Number	Number	Number	Number
Executive Directors
C Naughton	-	91,196	-	-	91,196	-	91,196
AJ Husband	106,176	50,472	-	(38,256)	118,392	59,672	58,720

Executives
DR Seaton	156,860	125,492	-	(38,468)	243,884	59,672	184,212
WJ Lancaster (US)	60,090	53,020	-	(5,374)	107,736	27,735	80,001
BM Palmer	89,112	67,864	-	(24,108)	132,868	32,803	100,065
CD Kearney	90,612	69,560	-	(23,812)	136,360	33,326	103,034
RL Erratt	87,864	63,836	-	(24,524)	127,176	32,214	94,962

Total	590,714	521,440	-	(154,542)	957,612	245,422	712,190

c) Shareholdings of key management personnel and their related parties

	Balance 1 July, 2008	Granted as remuneration	On exercise of options	Net change other	Balance 30 June, 2009
	Number Ord	Number Ord	Number Ord	Number Ord	Number Ord
Executive Directors
PA Johnston	73,594	-	-	-	73,594
C Naughton	633,511	-	-	-	633,511
AJ Husband	102,920	-	-	-	102,920
GM Leppinus	3,000	-	-	8,883	11,883
PJ Nestel AO	32,000	-	-	-	32,000
WD Rueckert *	-	-	-	5,000	5,000
PB Simpson	5,500	-	-	-	5,500

Executives
DR Seaton	37,378	-	-	-	37,378
BM Palmer	205,636	-	-	-	205,636
CD Kearney	8,850	-	-	-	8,850
RL Erratt	231,368	-	-	40,000	271,368

Total	1,333,757	-	-	53,883	1,387,640
* Shares held as sponsored ADR’s

	Balance 1 July, 2007	Granted as remuneration	On exercise of options	Net change other	Balance 30 June, 2008
	Number Ord	Number Ord	Number Ord	Number Ord	Number Ord
Executive Directors
PA Johnston	58,594	-	-	15,000	73,594
C Naughton	633,511	-	-	-	633,511
AJ Husband	102,920	-	-	-	102,920
GM Leppinus	3,000	-	-	-	3,000
PJ Nestel AO	32,000	-	-	-	32,000
PB Simpson	500	-	-	5,000	5,500

Executives
DR Seaton	37,378	-	-	-	37,378
BM Palmer	134,023	-	-	71,613	205,636
CD Kearney	8,850	-	-	-	8,850
RL Erratt	232,368	-	-	(1,000)	231,368

Total	1,243,144	-	-	90,613	1,333,757

All equity transactions with Executive Directors and executives, other than those arising from the exercise of remuneration options, have been entered into under terms and conditions no more favourable than those the entity would have adopted if dealing at arm’s length.

Note 20                      EVENTS AFTER THE BALANCE SHEET DATE

In August 2009 the Company entered into a licence agreement with MEPL granting an exclusive world-wide, non-transferable licence, under the Novogen patent rights, to conduct clinical trials and commercialise and distribute all forms of administering NV-128, except topical applications. The agreement covers uses of NV-128 in the field of prevention, treatment or cure of cancer in humans. NV-128 is currently in pre-clinical development stage.

In consideration of the license granted MEPL paid Novogen a licence fee of US$1,500,000 on 7 August, 2009.

In November 2009, MEPL finalised negotiations and signed a Deed of Release in relation to claims received in connection with the termination of enrolment into the OVATURE Phase III clinical trial. As a result of receiving the Deed of Release, the final amount agreed to be paid in connection with the claims was $477,000 less than management’s estimates which were accrued in the accounts at June 30, 2009. Management does not believe this amount has a material impact on the financial statements.

On December 1, 2009, Novogen’s Managing Director Christopher Naughton ceased his employment with the Company. The termination payment of approximately $1.7 million was made in accordance with Mr. Naughton’s employment contract.

There have been no other significant events occurring after balance date which have had a material impact on the business.

Note 21                 DIVIDENDS

The Company has incurred losses since its inception and, as a result, has not declared any dividends. Any dividends in future periods will be declared in Australian dollars.

Note 22                 CONTINGENT ASSETS AND CONTINGENT LIABILITIES

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

NOVOGEN LIMITED

/s/ David Seaton

Mr. David Seaton
Acting Chief Executive Officer and Chief Financial Officer

Date: December 9, 2009

 Exhibit Index

Exhibit No.	Exhibit Description
1.1	Constitution of Novogen Limited (formerly known as the Memorandum of Association and Articles of Association). (1)
2.1
Deposit Agreement as further amended and restated, dated as of September 29, 2005, among Novogen Limited, the Bank of New York, as Depositary, and owners and holders from time to time of ADRs issued thereunder. (2)

4.1	Employment Contract between the Company and Mr. C. Naughton dated June 21, 2006. (4)
4.2	Employment Contract between the Company and Professor Alan Husband dated June 21, 2006. (4)
4.4	Lease between Kendall Glen Pty Limited (Lessor) and Novogen Laboratories Pty Ltd for the Company's corporate headquarters at 140 Wicks Road, North Ryde, New South Wales. (3)
4.5	Employment Contract between the Company and Bryan Palmer dated June 21, 2006. (4)
4.6	Employment Contract between the Company and Craig Kearney dated June 21, 2006. (4)
4.7	Employment Contract between the Company and David Seaton dated June 21, 2006. (4)
4.8	Employment Contract between the Company and Ronald Erratt dated June 21 30, 2006. (4)
4.9	Employment Contract between the Company and Warren Lancaster dated June 21, 2006. (*)
4.10	Patent License Agreement, dated as of November 13, 1997, by and among Novogen Limited, Novogen Research Pty Limited, Novogen Inc. and Protein Technologies International Inc.** (6)

4.11
Amendment to the Patent License Agreement, dated as of June 21, 2004 by and among Novogen Limited, Novogen Research Pty Limited, Novogen Inc. and Solae LLC (formerly known as Protein Technologies International Inc.)** (7)

8.1	Company Subsidiaries. (*)
12.1	Certification of Acting Chief Executive Officer pursuant to Rule 13a – 14(a) of the Securities Exchange Act of 1934, as amended. (*)
12.2	Certification of Chief Financial Officer a pursuant to Rule 13a – 14(a) of the Securities Exchange Act of 1934, as amended. (*)
13.1	Certification by the Acting Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as added by Section 906 of the Sarbanes – Oxley Act of 2002. (*)

*	Filed herewith.
**	Portions of these documents have been omitted pursuant to a request for confidential treatment. Such omitted portions have been filed separately with the SEC.

(1)	Incorporated by reference to the Registration Statement on Form 20-F filed with the Securities and Exchange Commission on December 24, 1998 (File No. 0-29962)

(2)	Incorporated by reference to the Registration Statement on Form F-6 filed with the Securities and Exchange Commission on September 29, 2005 (File No. 333-128681)

(3)	Incorporated by reference to the Annual Report on Form 20-F filed with the Securities and Exchange Commission on November 27, 2000 (File No. 0-29962)

(4)	Incorporated by reference to the Annual Report on Form 20-F filed with the Securities and Exchange Commission on November 29, 2006 (File No. 0-29962)

(5)	Incorporated by reference to the Annual Report on Form 20-F filed with the Securities and Exchange Commission on December 14, 2007 (File No. 0-29962)

(6)	Incorporated by reference to the Annual Report on Form 20-F/A filed with the Securities and Exchange Commission on March 20, 2009 (File No. 0-29962).

(7)	Incorporated by reference to the Annual Report on Form 20-F/A filed with the Securities and Exchange Commission on May 5, 2009 (File No. 0-29962).

 Exhibit 8.1

Company Subsidiaries

Novogen Limited is a company limited by shares and is incorporated and domiciled in Australia. Novogen Limited has prepared a consolidated financial report incorporating the entities that it controlled during the financial year ended June 30, 2009, which included the following:

Name of Entity	Country of Incorporation	Ownership %
Novogen Laboratories Pty Ltd	Australia	100
Novogen Research Pty Ltd	Australia	100
Novogen Inc	U.S.A.	100
Glycotex, Inc	U.S.A.	80.7
Novogen Limited(U.K.)	U.K.	100
Promensil Limited	U.K.	100
Novogen BV	Netherlands	100
Novogen New Zealand Limited	New Zealand	100
Novogen Canada Limited	Canada	100
Marshall Edwards, Inc.	U.S.A.	71.3
Marshall Edwards Pty Limited	Australia	71.3

* Owned indirectly through Marshall Edwards, Inc.

Exhibit 12.1
Certification
Pursuant to Section 302
The Sarbanes-Oxley Act of 2002

I, David Ross Seaton, certify that:

1.	I have reviewed this Annual Report on Form 20-F for the fiscal year ended June 30, 2009 (“Annual Report”) of Novogen Limited (the “Company”);

2.
Based on my knowledge, this Annual Report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this Annual Report;

3.
Based on my knowledge, the financial statements, and other financial information included in this Annual Report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this Annual Report.

4.
The Company’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e) ) and internal control over financial reporting (as defined in the Exchange Act Rules 13a-15(f) and 15d-15(f)  for the Company and have:

a.
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared:

b.
Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c.
Evaluated the effectiveness of the Company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d.
Disclosed in this report any change in the Company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect the Company’s internal control over financial reporting; and

5.
The Company’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Company’s auditors and the audit committee of the Company’s board of directors (or persons performing the equivalent functions).

a.
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information; and

b.	Any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.

/s/ David Seaton

David Seaton
Acting Chief Executive Officer

Date: December 9, 2009

Exhibit 12.2
Certification
Pursuant to Section 302
The Sarbanes-Oxley Act of 2002

I, David Ross Seaton, certify that:

1. I have reviewed this Annual Report on Form 20-F (“Annual Report”) of Novogen Limited (the”Company”);

2.   Based on my knowledge, this Annual Report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this Annual Report;

3.  Based on my knowledge, the financial statements, and other financial information included in this Annual Report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this Annual Report;

4.  The company’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e) ) and internal control over financial reporting (as defined in the Exchange Act Rules 13a-15(f) and 15d-15(f))  for the Company and have:

(a)
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared:

(b)
Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)
Evaluated the effectiveness of the Company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)
Disclosed in this report any change in the Company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect the Company’s internal control over financial reporting; and

5.  The Company’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Company’s auditors and the audit committee of the Company’s board of directors (or persons performing the equivalent functions).

(a)
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.

/s/ David Seaton

David Seaton
Chief Financial Officer

Date: December 9, 2009

Exhibit 13.1

Certification
Pursuant to Section 302
The Sarbanes-Oxley Act of 2002

David Ross Seaton, Acting Chief Executive Officer and Chief Financial Officer of Novogen Limited, a New South Wales corporation (the “Company”), hereby certifies that:

(1)
The Company’s periodic report on form 20-F for the period ended June 30, 2009 (the “Form 20-F”) fully complies with the requirements of section 13(a) of the Securities Exchange Act of 1934 as amended; and

(2)	The information contained in the Form 20-F fairly presents, in all material respects, the financial condition and results of operations of the Company.

*           *           *

Acting Chief Executive Officer and Chief Financial Officer

/s/ David Seaton

David Seaton

Date: December 9, 2009