Form 20-F/A
period 2009-11-26
NOVOGEN LTD
filed 2010-05-18
CIK 1075880

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

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

Yes         [  ]                                                      No        [X]

EXPLANATORY NOTE

This Form 20-F/A hereby amends Item 3 and the Financial Statements, which are incorporated into Item 18, of Novogen Limited’s Annual Report on Form 20-F for the fiscal year ended June 30, 2009, which was filed with the Securities and Exchange Commission on December 15, 2009 (the Original Report); to i) add an explicit statement that the financial statements of Novogen Limited were prepared in accordance with the International Financial Reporting Standards as issued by the International Accounting Standards Board and ii) revise the disclosure in Item 3 to state that cost of sales includes only costs associated with the sale of goods and the reasons the percentage decrease in cost of sales was higher than the percentage decrease in revenues for the applicable periods. This Form 20-F/A does not otherwise revise, update, amend or restate the information presented in the Original Report or reflect any events that have occurred after the Original Report was filed on December 15, 2009.

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

Costs and expenses

Total expenses before interest and tax decreased by A$4.8 million to A$34.9 million for the year ended June 30, 2009 compared to A$39.7 million for the year ended June 2008. Cost of sales, which includes only costs associated with the sale of goods, decreased A$1.6 million corresponding with reduced sales from Europe and Canada and improved gross margins on consumer product sales through sourcing active ingredients from a lower cost third party manufacturer, following the decision to close the Company’s production facility at Wyong NSW in 2007. Sales of product manufactured from lower cost active commenced during fiscal year 2008 having a favourable impact on cost of sales for part of that year. Cost of sales as a percentage of sales in fiscal year 2009 continued to decline due to the annualized impact of a lower cost active ingredient. General and Administrative Expenses were favourably impacted by A$3.1 million due primarily to favourable currency movements. These savings were partially offset by an increase in selling and promotional expense of A$0.4 million. This increase was due to expenses associated with a decision to discontinue the weight loss product Aliten following disappointing consumer uptake post launch.

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

Costs and expenses

Total expenses before interest and tax decreased by A$4.6 million to A$39.7 million for the year ended June 30, 2008 compared to A$44.3 million for the year ended June 30, 2007. Cost of sales, which includes only costs associated with the sale of goods, decreased A$2.9 million corresponding with reduced sales from the licence of the U.S. health products.

Savings were also achieved as a result of disposing of the Wyong production facility and sourcing active ingredients from a lower cost third party manufacturer. This resulted in improved gross margins on consumer product sales and a reduction in cost of sales as a percentage of sales in fiscal year 2008 compared to the prior year. Selling and promotional expenses decreased by A$1.8 million to A$6.1 million which was also related to the licence of the U.S. health products in the prior year with U.S. expenses not recurring in fiscal 2008. Research and development expenses increased by A$2.7 million compared to the corresponding period last year. The increase was primarily due to expenses associated with the Phase III OVATURE clinical trial being conducted by MEI. Research and development expenses also reflected an increase in costs associated with the development of glucoprime the Company’s glucan based product being developed by Novogen’s subsidiary Glycotex. General and administration expenses were reduced by A$3.1 million due to one-off amounts of A$2.1 million representing non-cash, share based payments incurred by MEI in establishing the Standby Equity Distribution Agreement (“SEDA”) and a A$1.4 million employee termination payment which were incurred in the financial year ended June 30, 2007 and which were not incurred in the June 30, 2008 year.

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

Date: May 17, 2010

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

Date: May 17, 2010

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

Date: May 17, 2010

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

Date: May 17, 2010