Form 20-F
period 2010-06-30
NOVOGEN LTD
filed 2010-12-13
CIK 1075880

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended June 30, 2010
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
Not Applicable
The number of outstanding Ordinary Shares of the issuer as at June 30, 2010 was 102,125,894.
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
Yes  ☐      No  ☐
Indicate by check mark if the registrant is a large accelerated filer, an accelerated filer or non-accelerated filer.
Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑ (Do not check if a smaller reporting company)	Smaller reporting company ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☑	Other ☐
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
Yes ☐       No ☑

FORWARD-LOOKING STATEMENTS
This Annual Report on Form 20-F includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements other than statements of historical facts contained in this Annual Report, including statements regarding the future financial position, business strategy and plans and objectives of management for future operations, are forward-looking statements. The words “believe”, “may”, “will”, “estimate”, “continue”, “anticipate”, “intend”, “should”, “plan”, “expect”, and similar expressions, as they relate to Novogen Limited (“Novogen”, the “Company” or the “Group”), are intended to identify forward-looking statements. The Company has based these forward-looking statements largely on current expectations and projections about future events and financial trends that it believes may affect its financial condition, results of operations, business strategy and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including, without limitation, those described in “Risk Factors” and elsewhere in this Annual Report on Form 20-F (the “Annual Report”), including, among other things:
•	the inability of the Company to obtain required additional financing or financing available to it on acceptable terms,

•	the results of the various strategic alternatives being contemplated by the Company, including the sale of its entire isoflavone-related intellectual property portfolio to its majority-owned subsidiary Marshall Edwards, Inc. (“MEI”), which sale remains subject to, among other things, definitive documentation and stockholder approvals;

•	the ability of MEI to continue its development of triphendiol, NV-128 and NV-143;

•	the ability of the Company’s majority owned subsidiary Glycotex, Inc. (“Glycotex”) to continue its clinical development of GLYC-101;

•	the failure to locate, hire, assimilate and retain qualified personnel;

•	the failure of the Company to successfully commercialize its product candidates;

•	costs and delays in the development and/or receipt of U.S. Food and Drug Administration (“FDA”) or other required governmental approvals, or the failure to obtain such approvals, for the Company’s product canditates;

•	uncertainties in clinical trial results;

•	the inability to maintain or enter into, and the risks resulting from dependence upon, collaboration or contractual arrangements necessary for the development, manufacture, commercialization, marketing, sales and distribution of any products;

•	competition and competitive factors;

•	the inability to enforce the Company’s patents or proprietary rights and obtain necessary rights to third party patents and intellectual property to operate the business;
•	the inability to operate the business without infringing upon the patents and proprietary rights of others;

•	the failure of any product candidate to gain market acceptance;

•	general economic conditions;

•	technological changes;

•	government regulation generally and the receipt of regulatory approvals;

•	changes in industry practice; and

•	one-time events.
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
Item 3. Key Information
Selected Financial Data
The selected financial data at June 30, 2010 and 2009 and for the years ended June 30, 2010, 2009 and 2008 have been derived from the Consolidated Financial Statements of the Company included in this Annual Report and should be read in conjunction with, and are qualified in their entirety by, reference to those statements and the notes thereto.
This financial report complies with International Financial Reporting Standards (IFRS) as adopted by the International Accounting Standards Board (IASB).
The Consolidated Financial Statements have been audited in accordance with the PCAOB auditing standards in the United States by the Company’s independent registered public accountants.
The Company’s fiscal year ends on June 30. As used throughout this Annual Report, the word “fiscal” followed by a year refers to the 12-month period ending on June 30 of that year. For example, the term “fiscal 2010” refers to the 12 months ended June 30, 2010. Except as otherwise indicated, all dollar amounts referred to in this Annual Report are at the consolidated level and exclude inter-company amounts.

Summary of Consolidated Statements of Comprehensive Income
(IFRS)

	2006	2007	2008	2009	2010	2010
	(A$’000)	(A$’000)	(A$’000)	(A$’000)	(A$’000)	(US$’000)
Continuing operations

Revenue from sale of goods	13,500	10,709	9,400	8,333	7,983	6,770
Other revenue	3,945	6,586	3,883	2,814	1,925	1,632

Total revenue	17,445	17,295	13,283	11,147	9,908	8,402

Net loss before income tax	(17,912)	(24,295)	(24,773)	(23,786)	(15,236)	(12,920)

Net loss attributable to members of Novogen Limited	(16,220)	(19,981)	(20,264)	(18,928)	(12,345)	(10,468)

Basic and diluted earnings/(loss) per share (cents per share)	(16.7)	(20.5)	(20.8)	(18.6)	(12.1)	(10.3)

Weighted average number of Ordinary Shares used to calculate earnings per share	97,207,053	97,567,399	97,594,261	101,741,016	102,125,894	102,125,894

Number of outstanding Ordinary Shares at year end	97,294,054	97,594,261	97,594,261	102,125,894	102,125,894	102,125,894
Summary of Consolidated Statements of Financial Position
(IFRS)

	2006	2007	2008	2009	2010	2010
	(A$’000)	(A$’000)	(A$’000)	(A$’000)	(A$’000)	(US$’000)
Cash and Cash Equivalents	33,513	39,511	35,386	33,338	15,131	12,831
Total Assets	51,098	51,357	43,401	37,842	19,290	16,358
Net Assets	44,578	44,626	35,637	28,773	13,176	11,173
Capital Stock	176,989	191,876	200,432	206,419	206,419	175,043
No dividends have been declared by the Company in the fiscal years included in this Annual Report.
The Company publishes its Consolidated Financial Statements expressed in Australian dollars. In this Annual Report, references to “U.S. dollars” or “US$” are to the currency of the United States of America (“U.S.”) and references to “Australian dollars” or “A$” are to the currency of Australia. For the convenience of the reader, this Annual Report contains translations of certain Australian dollar amounts into U.S. dollars at specified rates. These translations should not be construed as representations that the Australian dollar amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. Unless otherwise stated, the translations of Australian dollars into U.S. dollars have been made at the rate of US$0.8480 = A$1.00, the noon market buying rate in New York City for cable transfers in Australian Dollars as certified for customs purposes by the Federal Reserve Bank of New York (the noon buying rate) on June 30, 2010.

The noon buying rate on November 30, 2010 was US$0.9607 = A$1.00
Exchange Rates for the six months to November 2010 A$ versus US$

Month	High	Low
June	$0.8818	$0.8192
July	$0.9051	$0.8380
August	$0.9170	$0.8807
September	$0.9714	$0.9093
October	$0.9943	$0.9666
November	$1.0162	$0.9594
Exchange Rates for the Last Five Years A$ versus US$

Fiscal Year	Average
Ended June 30	Rate
2006	$0.7472
2007	$0.7862
2008	$0.8968
2009	$0.7455
2010	$0.8820

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
The Company is exploring various strategic alternatives involving assets comprising substantially all of its business.
The Company continually explores opportunities to maximize value to its stakeholders, including, among other things, through reorganizations, recapitalizations, private placements, strategic alliances, joint ventures, acquisitions and dispositions potentially involving all types and combinations of equity, debt and other alternatives. In this regard, the Company is currently contemplating possible transactions which may involve the spin-off or sale of one or more businesses, transfers of various assets, possible distributions of MEI securities held by the Company, or other features. The assets involved in these transactions may include the Company’s isoflavone-related intellectual property portfolio which the Company has reached an agreement in principle to sell to its subsidiary MEI, its equity interests in its majority–owned subsidiary Glycotex, its consumer health care business and substantially all of the Company’s other assets.
There are risks and uncertainties associated with any such potential transaction, including the risk that, due to business considerations, regulatory constraints or other reasons, the Company may be unable or unwilling to pursue or consummate any such transaction and that as a result of the consummation, or failure to consummate, such transactions the trading price of the Company’s shares may decline.
The Company will need additional funds in order to finance its future operations and its pre-clinical and clinical development programs. The actual amount of funds that the Company will need will be determined by a number of factors, some of which are beyond its control.
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

The factors which will determine the actual amount of funds that MEI will need to progress the clinical trial programs for triphendiol, NV-143 and NV-128 may include the following:
•	the number of sites included in the trials;

•	the length of time required to enroll suitable patients;

•	the number of patients who participate in the trials and the rate that they are recruited;

•	the number of treatment cycles patients complete while they are enrolled in the trials; and

•	the efficacy and safety profile of the product.
If MEI is unable to obtain additional funds on favorable terms it may be required to cease or reduce operations. Also, if MEI raises more funds by selling additional securities, the ownership interests of the Company will be diluted, potentially significantly, which may result in the Company no longer consolidating MEI for financial reporting purposes.
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
The uncertain financial markets may negatively impact the Company’s liquidity and clinical trials, as well as the liquidity and clinical trials of the Company’s subsidiaries, by precluding the Company and its subsidiaries from raising funds through equity and/or debt investments or third party loans on favorable terms or at all.
The Company and its subsidiaries have traditionally raised capital through the sale of equity securities to investors and intend to seek additional capital through an equity transaction in fiscal 2011. Since September 2008, the financial services industry and credit market have experienced a period of unprecedented turmoil and volatility. Accordingly, the Company may have difficulty raising capital necessary to finance business operations through the sale of equity securities on terms favorable to it or at all or through other types of financing. In order to obtain the additional funding necessary to conduct the business, the Company and its subsidiaries may need to rely on collaboration and /or licensing opportunities. The Company cannot assure you that it or its subsidiaries we will be able to raise the funds necessary or find appropriate collaboration or licensing opportunities to fund the future business plan.

The Company has incurred operating losses since its inception, and is likely to incur operating losses for the foreseeable future.
The Company has incurred net losses of A$219,102,000 since its inception, including net losses of A$15,246,000, A$23,787,000 and A$24,777,000 for the years ended June 30, 2010, 2009, and 2008, respectively. The Company anticipates that it will incur operating losses and negative cash flow for the foreseeable future.
Because a final analysis of the Phase III OVATURE trial of orally administered phenoxodiol determined that the trial did not show a statistically significant improvement in its primary (progression-free survival) or secondary (overall survival) endpoints, the Company is unlikely to out-license phenoxodiol to third parties for this purpose.
On June 1, 2010, MEI announced that a final analysis of the Phase III OVATURE trial of orally administered phenoxodiol in women with recurrent ovarian cancer determined that the trial did not show a statistically significant improvement in its primary (progression-free survival) or secondary (overall survival) endpoints. Since the trial did not meet its endpoints, it is unlikely that MEI will be able to out-license Phenoxodiol to third parties.
If the U.S. Food and Drug Administration (“FDA”) does not allow the Company’s drug candidates NV-143 and NV-128 to progress to clinical testing, the Company will not be able to continue development of these drug candidates in the U.S.
In the U.S., submission and approval of an Investigational New Drug Application, or IND, is required before clinical testing may begin. An IND requires submission of results of pre-clinical tests, manufacturing information, and protocols for clinical studies. If the Company does not obtain sufficient data required by FDA, it will not be able to submit INDs for its drug candidates NV-143 and NV-128. If information included in the Company’s INDs for NV-143 and NV-128 is not to the satisfaction of FDA, the Company may experience delays in the testing and IND approval process, or may fail to obtain FDA’s agreement for conducting human clinical studies.
If the data from the Company’s clinical trial program do not demonstrate the safety and efficacy of the phenolic drug candidates to the satisfaction of the FDA and other regulatory authorities, the Company will not receive approval to market its drug candidates in the U.S. or other jurisdictions.
Phenolic drug development is an entirely novel and unproven field of pharmaceutical drug development and there is limited scientific understanding of phenolic technology on which the Company’s drug program is based. There can be no assurance that any of the compounds under development by the Company will prove to be sufficiently efficacious, safe and cost-effective to be commercially viable. The commercialization process of the products currently in clinical development includes the anti-cancer drug candidates triphendiol, NV-143 and NV-128 being developed by the Company’s subsidiary MEI. The commercialization process of the foregoing drug candidates may be delayed if the FDA or another regulatory authority requires the expansion in the size and scope of any clinical trial or if MEI fails to achieve satisfactory clinical outcomes. It may take many years to complete the testing and failure can occur at any stage in the process. Negative or inconclusive results or adverse medical events during a clinical trial could cause the Company to delay or terminate development efforts.
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
The Company relies on its own marketing staff for the marketing and sale of its current and proposed dietary supplement products in Australia, Canada and the U.K. The Company presently has limited marketing and sales staff. Achieving market acceptance for the Company’s products will require extensive and substantial efforts by experienced personnel as well as expenditure of significant funds. There can be no assurance that the Company will be able to establish sufficient marketing, distribution and sales capabilities necessary to achieve market penetration in these geographical areas.

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
The Company’s business exposes it to the risk of product liability claims. This risk is inherent in the manufacturing, testing and marketing of human pharmaceutical products. The Company has product liability insurance coverage of up to approximately A$30 million. Although the Company believes that this amount of insurance coverage is appropriate for its business at this time, the insurance coverage is subject to deductibles and coverage limitations, and the market for such insurance is becoming more restrictive. The Company may not be able to obtain or maintain adequate protection against potential liabilities. If the Company is unable to sufficiently insure against potential product liability claims, it will be exposed to significant liabilities, which may materially and adversely affect the business development and commercialization efforts.
Enforceability of civil liabilities under the federal securities laws against the Company or the Company’s officers and directors may be difficult.
The Company is a public company limited by shares and is registered and operates under the Australian Corporations Act 2001. Two out of the Company’s five directors and all of the officers named in this Annual Report reside outside the U.S. Substantially all of the assets of those persons are located outside the U.S. As a result, it may not be possible to affect service on the Company or such persons in the U.S. or to enforce, in foreign courts, judgments against such persons obtained in U.S. courts and predicated on the civil liability provisions of the federal securities laws of the U.S. Furthermore, substantially all of the directly owned assets of the Company are outside the U.S., and, as such, any judgment obtained in the U.S. against the Company may not be collectible within the U.S. There is doubt as to the enforceability in the Commonwealth of Australia, in original actions or in actions for enforcement of judgments of U.S. courts, of civil liabilities predicated solely upon federal or state securities laws of the U.S., especially in the case of enforcement of judgments of U.S. courts where the defendant has not been properly served in Australia.
The trading price of the Company’s ordinary shares and American Depository Receipts (“ADRs”) could decline in value if the trading price of the shares of common stock of its listed subsidiary company, Marshall Edwards, declines.
Novogen currently owns 71.3% of its subsidiary Marshall Edwards, whose shares are currently traded on the Nasdaq Global Market. If the trading price of MEI’s shares declines or its business does not achieve its objectives or its product development program is delayed, it could have an adverse affect on Novogen’s share price.
The trading price of the Company’s ordinary shares and ADRs is highly volatile. Your investment could decline in value and the Company may incur significant costs from class action litigation and its securities may be delisted from Nasdaq.
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
On July 19, 2010, the Company received a notice of delisting from Nasdaq stating that the Company was not in compliance with the minimum share price requirement of $1.00 for continued listing on the Nasdaq Global Market. According to this notice, the Company will be afforded a grace period of 180 calendar days, or until January 18, 2011, to regain compliance with this continued listing requirement, which may require the Company to take actions such as a reverse stock split, or be delisted from Nasdaq. Any such delisting would significantly decrease the liquidity in the market for the Company’s shares.

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
Capital expenditures
The Company made no major investments of a capital nature during fiscal 2010. Future facilities will be developed where appropriate. Current capacity at the pilot plant at North Ryde NSW is sufficient to meet demand for the short to medium term.
Business overview
Nature of the Business
The Company is a pharmaceutical company involved in the discovery, development, manufacture and marketing of products based on the emerging field of isoflavonoid technology. The Company’s product development program embraces both a novel range of pharmaceuticals based on a range of phenolic compounds and a range of consumer health care products based on plant compounds known as isoflavones. A key element of the Company’s strategy is to continue to advance its research and development in more advanced pharmaceuticals in the area of human phenolic compound technology with a focus on progressing the development of drug candidates in the field of oncology.
The Company continually explores opportunities to maximize value to its stakeholders. In this regard, the Company is currently contemplating possible transactions which may involve the spin-off or sale of one or more businesses, transfers of various assets, possible distributions of MEI securities held by the Company, or other features.

Clinical development
Anti-Cancer
Phenoxodiol
Phenoxodiol was being developed by the Company’s subsidiary MEI as a chemosensitising agent in combination with platinum drugs for late stage, chemoresistant ovarian cancer and as a monotherapy for prostate and cervical cancers. Phenoxodiol is an investigational novel-acting drug that in laboratory studies inhibits key pro-survival signalling pathways operating within cancer cells causing selective cancer cell death and increased susceptibility to drugs like platinum and taxane, to which most ovarian cancer patients become resistant in late stage disease.
OVATURE Phase III Clinical Trial
The OVATURE Phase III clinical trial was a major multi-centre international Phase III clinical trial of orally-administered phenoxodiol in combination with carboplatin in women with advanced ovarian cancer resistant or refractory to platinum-based drugs. This trial was designed to determine the safety and effectiveness of phenoxodiol when used in combination with carboplatin. Originally, the OVATURE Phase III clinical trial was approved by the FDA under a Special Protocol Assessment (“SPA”) program indicating that the study design, clinical endpoints and statistical analysis were acceptable to the FDA. The protocol provided for an interim analysis of the data, which, if statistically significant, could be used to support a request for accelerated marketing approval. Under the SPA, an analysis of the interim results was possible after the targeted patient recruitment was completed and 95 patients had disease progression.
In April, 2009, MEI announced the decision to terminate enrolment into the OVATURE Phase III clinical trial and its intention to undertake an un-blinded analysis of the available data from the trial.
MEI decided to terminate new enrolment into the OVATURE Phase III trial and assess the available patient data, in part, because the global financial downturn made it unlikely that MEI would be able to raise the necessary capital through debt or equity issuances in the near future to fund the trial to completion as originally planned. Additionally, changes in the standard of care over the period that the OVATURE trial had been in operation had resulted in fewer women meeting the inclusion criteria of the OVATURE protocol, which slowed patient recruitment rates.
On 1 June, 2010, MEI announced that a final analysis of the Phase III OVATURE trial of orally administered phenoxodiol in women with recurrent ovarian cancer determined that the trial did not show a statistically significant improvement in its primary (progression-free survival) or secondary (overall survival) endpoints.

The termination of patient enrollment into the OVATURE study and unblinded analysis of the available data from the trial was discussed with the FDA.
Prostate Phase II Clinical Trial
MEI conducted a Phase II prostate cancer clinical trial using phenoxodiol as first line treatment in men with early stage disease (16 patients with androgen dependent disease but rising Prostate Specific Antigen (“PSA”) compared to patients with late stage hormone refractory disease (12 patients with chemotherapy naïve androgen independent disease) at Yale Cancer Center and the West Haven Veterans Administration Hospital Connecticut in the US. Both of these patient groups represent areas of unmet medical need in this common cancer. The results of this study, which were presented by Dr. Kevin Kelly of Yale University at the American Society of Clinical Oncology meeting in June 2010, indicated that approximately one-third of the patients experienced disease stabilization as measured by PSA levels. In this small study, it appeared that during treatment, interferon-gamma (IFN-ã) increased from baseline levels in patients with PSA partial response or stable disease, while monocyte chemotactic protein-1 (MCP-1) levels increased from baseline levels in patients with PSA progressive disease.
Triphendiol
Triphendiol is a synthetic investigational anti-cancer compound based on an isoflavan ring structure and is being developed by MEI. Similar to phenoxodiol, triphendiol is an inhibitor of signal transduction in cells. Preliminary laboratory screening studies have identified triphendiol as a candidate for product development showing a favorable laboratory toxicity profile against normal cells and broad activity against cancer cells. In March 2008, MEI announced that laboratory data to be presented at the annual meeting of the American Association for Cancer Research suggested that triphendiol may aid in the treatment of pancreatic cancer. These data indicated that in laboratory testing in vitro and in animals bearing human pancreatic and bile duct tumors, the activity of triphendiol against these cancers was demonstrated. Triphendiol completed two Phase I human trials in Australia which demonstrated an acceptable safety profile and acceptable pharmacokinetic profile, i.e., the characteristics of a drug that determine its absorption, distribution and elimination in the body, when administered orally.
Triphendiol was granted Orphan Drug status by the FDA for the treatment of pancreatic cancer and for the treatment of cholangiocarcinoma, or bile duct cancer, as well as for the treatment of Stage IIB through Stage IV malignant melanoma.
An Orphan Drug refers to a product that is intended for use in a disease or condition that affects fewer than 200,000 individuals in the U.S. A grant of Orphan Drug status provides seven years of market exclusivity for the orphan indication after approval by the FDA, as well as study design assistance and eligibility for grant funding from the FDA during its development. Triphendiol is in the early stages of clinical development and significant clinical testing will be required to prove its safety and efficacy before marketing applications may be filed with the FDA.
In January 2009, MEI announced that triphendiol had been granted an Investigational New Drug (IND) status by the FDA to undertake clinical studies with orally administered triphendiol as a chemotherapy sensitizing agent in combination with gemcitabine in patients with unresectable locally advanced or metastatic pancreatic and bile duct cancers. Based on the results of the OVATRUE study with orally administered phenoxodiol, MEI is currently developing plans to amend the triphendiol IND to administer triphendiol intravenously.
NV-143
NV-143 is a derivative of triphendiol and is a highly potent, pan acting investigational anti-cancer drug. It is active against every melanoma cell line tested to date and is able to sensitize melanoma cell lines to the standard of care drug, dacarbazine, and members of the platinum drug family in laboratory studies. Proof of concept studies in animal models of melanoma have demonstrated that orally delivered NV-143 retards tumor proliferation. The NV-143 mechanism of action in melanoma has not been fully elucidated. NV-143 is non-clastogenic in laboratory studies, where it did not induce chromosome breaks.
NV-128
In August, 2009 the Company entered into a licence agreement with Marshall Edwards Pty Limited (“MEPL”) granting an exclusive world-wide, non-transferable licence, under the Novogen patent rights, to conduct clinical trials and commercialise and distribute all forms of administering NV-128, except topical applications. The agreement covers uses of NV-128 in the field of prevention, treatment or cure of cancer in humans. NV-128 is currently in pre-clinical development stage.
In consideration of the licence granted MEPL paid Novogen a licence fee of US$1,500,000 on 7 August, 2009.
NV-128 is an investigational cancer compound which has been shown in pre-clinical laboratory studies to promote cancer cell death by targeting the specific protein regulatory pathway (i.e., AKT-mTOR pathway) in ovarian cancer cells that have become resistant to many drugs used to kill cancer cells. Structurally, NV-128 is an analog of phenoxodiol and triphendiol, but in contrast to phenoxodiol, NV-128 uses different molecular mechanisms to promote the death of cancer cells.
In September 2009, MEI released data demonstrating that the efficacy of NV-128 in animal xenograft models was achieved without apparent toxicity. NV-128 is a novel flavonoid small molecule inhibitor, capable of inhibiting both mTORC1 and mTORC2 protein regulatory pathways which are central to the aberrant proliferative capacity of both mature cancer cells and cancer stem cells. The laboratory data demonstrated that

NV-128 has greater safety than some other mTOR inhibitors in mice bearing human ovarian cancer xenografts. Additional data released reported that NV-128 was judged to be without cardiac toxicity in laboratory studies.
GLYC-101
GLYC-101 is intended to stimulate and modulate the natural cascade of wound healing activities in several cell populations. The product candidate is a topical gel formulation to be applied directly on the wound surface. The strategic priorities for GLYC-101 include wound healing following laser ablation, burn wounds, surgical wounds, venous ulcers and diabetic ulcers.
Glycotex activity has been focused on seeking new funds to enable it to complete and extend the existing clinical development program. The climate for raising new funds has continued to be difficult but constructive discussions have progressed with a number of large global companies operating in wound care and related fields and some new private investors have been identified who would be willing to participate in a raising as soon as market conditions improve. In the meantime, costs are being contained to the absolute minimum.
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
The following table is an analysis of revenue from sales and other sources during the past three fiscal years by categories of activity and by geographical market. Other revenue consists principally of interest income and royalty receipts. See Note 2 to the Consolidated Financial Statements.

Category of Activity

	2008	2009	2010
	(A$’000)	(A$’000)	(A$’000)

Revenue from sale of goods	9,400	8,333	7,983
Other revenue	3,883	2,814	1,925

Total Revenue	13,283	11,147	9,908

Geographical Markets

	2008	2009	2010
	(A$’000)	(A$’000)	(A$’000)

Revenue from sale of goods
Australia/NZ	4,755	4,065	3,955
Europe	2,217	2,200	2,240
North America	2,428	2,068	1,788

	9,400	8,333	7,983

Other revenue
Australia/NZ	3,145	2,528	1,824
Europe	5	1	2
North America	733	285	99

	3,883	2,814	1,925

Total Revenue	13,283	11,147	9,908

Source and Availability of Raw Materials
Phenolic Pharmaceutical Compounds
Small quantities of the synthetic phenolic compounds used in the Company’s pre-clinical studies and clinical trials were manufactured at the Company’s pilot facility located at North Ryde, Australia, and through contracted third party manufacturers. The Company has taken the strategic decision not to manufacture compounds for larger clinical trials or commercial scale Active Pharmaceutical Ingredients (API) for its drug candidates, including phenoxodiol and triphendiol, NV-143 and NV-128 as these can be more economically supplied by third parties with particular expertise in this area.
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
The areas with expanding patent cover include novel dimeric and novel aminated isoflavones, isoflavone formulations and various uses, combined isoflavone/chemotherapy and isoflavone/radiotherapy treatments and glucan preparation and uses.
During the year 24 patents were granted.
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
The Company received minimum annual payments from ADM of US$1,320,000 and US$1,430,000 in the calendar years 2008 and 2009, respectively. ADM is also required to make the following future minimum annual payments to the Company:
(i)	US$1,540,000 due by December 31, 2010;

(ii)	US $1,670,000 due by December 31, 2011; and

(iii)	US $2,000,000 by December 31, 2012 and annually thereafter for so long as the agreement is in effect.
The annual royalties payable under the terms of the agreement are computed at various percentages of ADM’s cumulative net sales of prescription and non-prescription drug products and dietary health supplements covered by the licensed patents. ADM must pay the Company a certain percentage of its cumulative net sales of the covered products as annual royalties until the cumulative net sales reach a certain dollar amount. Thereafter, as the cumulative net sales increase to certain specified dollar amount tiers, the percentage payable as royalties decreases with each tier. In connection with agreement, the Company received royalty income from ADM of A$1.5 million and A$1.6 million in fiscal years 2010 and 2009, respectively.
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
Medicines with a higher level of risk (prescription medicines, some non-prescription medicines) are evaluated for quality, safety and efficacy and are registered on the ARTG. Medicines with a lower risk (many over the counter medicines including vitamins)

are assessed only for quality and safety. Medicines included in the ARTG can be identified by the AUST R number (for registered medicines) or an AUST L number (listed medicines) that appears on the packaging of the medicine.
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
The first phase of evaluation, known as the Application Entry Process, is usually a short period during which an application is assessed at an administrative level to ensure that it complies with the basic guidelines. The TGA may request further details from the applicant, and may agree with sponsors that additional data (which while not actually required by the application, could enhance the assessment outcome) may be submitted later at an agreed time. The TGA must decide within at least 40 working days whether it will accept the application for evaluation.
Once an application is accepted for evaluation, aspects of the data provided are allocated to evaluators within the different relevant sections, who prepare clinical evaluation reports. Following evaluation, the chemistry, quality control bioavailability and pharmacokinetics aspects of a product may be referred to a Pharmaceutical Sub-Committee (PSC), which is a sub-committee of the TGA prescription medicine expert advisory committee, the Advisory Committee on Prescriptive Medicines (ACPM) to review the relevant clinical evaluation reports.
The clinical evaluation reports (along with any resolutions of the ACPM sub-committee) are then sent to the sponsoring company who then has the opportunity to comment on the views expressed within the evaluation report, provide corrections and to submit supplementary data to address any issues raised in the evaluation reports.
Once the evaluations are complete, the TGA prepares a summary document on the key issues on which advice will be sought from either the ACPM (for new medicines) or from the Peer Review Committee (PRC) for extensions to products which are already registered. This summary is sent to the sponsoring company which is able to submit a response to the ACPM or PRC dealing with issues raised in the summary and those not previously addressed in the evaluation report. The ACPM/PRC provide independent advice on the quality, risk-benefit, effectiveness and access of the product and conduct medical and scientific evaluations of the application. The ACPM meets every 2 months to examine the applications referred by the TGA and its resolutions are provided to the sponsoring company after 5 working days after the ACPM meeting.
The TGA takes into account the advice of the ACPM or PRC in reaching a decision to approve or reject a product. Any approval for registration on the ARTG may have conditions associated with it.

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
In the U.S., pharmaceutical products are regulated by the FDA under the Federal Food, Drug, and Cosmetic Act or FDCA and other laws including in the case of biologics, the Public Health Service Act. The Company believes, but cannot be certain, that its products will be regulated as drugs by the FDA. The process required by the FDA before drugs may be marketed in the U.S. generally involves the following:
•	pre-clinical laboratory evaluations, including formulation and stability testing, and animal tests performed under the FDA’s Good Laboratory Practices regulations to assess potential safety and effectiveness;

•	submission and approval of an Investigational New Drug Application, or IND, including results of pre-clinical tests, manufacturing information, and protocols for clinical studies, which must become effective before clinical trials may begin in the U.S.;

•	obtaining approval of Institutional Review Boards, or IRBs, to administer the products to human subjects in clinical trials;

•	adequate and well-controlled human clinical trials to establish the safety and efficacy of the product for the product’s intended use;

•	development of manufacturing processes which conform to FDA current Good Manufacturing Practices, or cGMPs, as confirmed by FDA inspection;

•	submission of pre-clinical and clinical studies results, and chemistry, manufacturing and controls, or CMC, information on the product to the FDA in a

New Drug Approval Application, or NDA; and

•	FDA review and approval of NDA, prior to any commercial sale or shipment of a product.
The testing and approval process requires substantial time, effort, and financial resources, and the Company cannot be certain that any approval will be granted on a timely basis, if at all.
The results of the pre-clinical studies, together with initial specified manufacturing information, the proposed clinical trial protocol, and information about the participating investigators are submitted to the FDA as part of an IND, which must become effective before we may begin human clinical trials in the U.S. Additionally, an independent Institutional Review Board (“IRB”) must review and approve each study protocol and oversee conduct of the trial. An IND becomes effective 30 days after receipt by the FDA, unless the FDA, within the 30-day period, raises concerns or questions about the conduct of the trials as outlined in the IND and imposes a clinical hold. If the FDA imposes a clinical hold, the IND sponsor must resolve the FDA’s concerns before clinical trials can begin. Pre-clinical tests and studies can take several years to complete, and there is no guarantee that an IND the Company or its subsidiaries submit based on such tests and studies will become effective within any specific time period, if at all.
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
Each NDA must be accompanied by a user fee, pursuant to the requirements of the Prescription Drug User Fee Act, or PDUFA, and its amendments. According to the FDA’s fee schedule, effective on October 1, 2010 for the fiscal year 2011, the user fee for an application requiring clinical data, such as an NDA, is $1,542,000. The FDA adjusts the PDUFA user fees on an annual basis. PDUFA also imposes an annual product fee for prescription drugs and biologics ($86,520), and an annual establishment fee ($497,200) on facilities used to manufacture prescription drugs and biologics. A written request can be submitted for a waiver for the application fee for the first human drug application that is filed by a small business, but there are no waivers for product or establishment fees. The Company is not at the stage of development of its products where the Company is subject to these fees, but they are significant expenditures that may be incurred in the future and must be paid at the time of application submissions to FDA.
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
The FDA’s policies may change, and additional governmental regulations may be enacted that could delay, limit, or prevent regulatory approval of the Company products or affect the Company’s ability to manufacture, market, or distribute our products after approval. Moreover, increased attention to the containment of healthcare costs in the U.S. and in foreign markets could result in new government regulations that could have a material adverse effect on the Company’s business. The Company’s failure to obtain coverage, an adequate level of reimbursement, or acceptable prices for our future products could diminish any revenues the Company may be able to generate. The Company’s ability to commercialize future products will depend in part on the extent to which coverage and reimbursement for the products will be available from government and health administration authorities, private health insurers, and other third-party payers. European Union member states and U.S. government and other third-party payers increasingly are attempting to contain healthcare costs by consideration of new laws and regulations limiting both coverage and the level of reimbursement for new drugs. The Company cannot predict the likelihood, nature or extent of adverse governmental regulation that might arise from future legislative or administrative action, either in the U.S. or abroad.
The Company’s activities also may be subject to state laws and regulations that affect the Company’s ability to develop and sell its products. The Company is also subject to numerous federal, state, and local laws relating to such matters as safe working conditions, clinical, laboratory, and manufacturing practices, environmental protection, fire hazard control, and disposal of hazardous or potentially hazardous substances. The Company may incur significant costs to comply with such laws and regulations now or in the future, and the failure to comply may have a material adverse impact on the Company’s business prospects.

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

European Union Regulatory Requirements
Outside the U.S., our ability to market our products will also be contingent upon receiving marketing authorizations from the appropriate regulatory authorities and compliance with applicable post-approval regulatory requirements. Although the specific requirements and restrictions vary from country to country, as a general matter, foreign regulatory systems include risks similar to those associated with FDA regulation, described above. Under EU regulatory systems, marketing authorizations may be submitted either under a centralized or a national procedure. Under the centralized procedure, a single application to the European Medicines Agency (EMA) leads to an approval granted by the European Commission which permits the marketing of the product throughout the EU. The centralized procedure is mandatory for certain classes of medicinal products, but optional for others. For example, all medicinal products developed by certain biotechnological means, and those developed for cancer and other specified diseases and disorders, must be authorized via the centralized procedure. We assume that the centralized procedure will apply to our products that are developed by means of a biotechnology process. The national procedure is used for products that are not required to be authorized by the centralized procedure. Under the national procedure, an application for a marketing authorization is submitted to the competent authority of one member state of the EU. The holders of a national marketing authorization may submit further applications to the competent authorities of the remaining member states via either the decentralized or mutual recognition procedure. The decentralized procedure enables applicants to submit an identical application to the competent authorities of all member states where approval is sought at the same time as the first application, while under the mutual recognition procedure, products are authorized initially in one member state, and other member states where approval is sought are then requested to recognize the original authorization based upon an assessment report prepared by the original authorizing competent authority. Both the decentralized and mutual recognition procedures should take no longer than 90 days, but if one member state makes an objection, which under the legislation can only be based on a possible risk to human health, the application will be automatically referred to the Committee for Medicinal Products for Human Use (CHMP) of the EMA. If a referral for arbitration is made, the procedure is suspended. However, member states that have already approved the application may, at the request of the applicant, authorize the product in question without waiting for the result of the arbitration. Such authorizations will be without prejudice to the outcome of the arbitration. For all other concerned member states, the opinion of the CHMP, which is binding, could support or reject the objection or alternatively could reach a compromise position acceptable to all EU countries concerned. The arbitration procedure may take an additional year before a final decision is reached and may require the delivery of additional data.
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
Nasdaq compliance
Novogen
Novogen Limited received a letter from The Nasdaq Stock Market on 19 July, 2010 notifying it that for the last 30 consecutive business days the bid price of the Company’s ADRs closed below the minimum US$1.00 per share requirement for continued inclusion on the Nasdaq Global Market under Nasdaq Rule 5450(a)(1). According to Nasdaq’s letter, the Company will be afforded a grace period of 180 calendar days, or until 18 January, 2011, to regain compliance in accordance with Nasdaq Rule 5810(c)(3)(A). In order to regain compliance, shares of the Company’s ADRs must maintain a minimum bid closing price of at least US$1.00 per share for a minimum of ten consecutive business days during the grace period. The Company intends to actively monitor the bid price of its common stock between now and 18 January, 2011 and take those steps possible to maintain the listing. This notification from The Nasdaq Stock Market has no bearing on the ASX listing.
Marshall Edwards, Inc.
In September 2009, Novogen’s subsidiary, MEI received a letter from The Nasdaq Stock Market (“Nasdaq”) notifying it that for the previous 30 consecutive business days the bid price of MEI’s common stock closed below the minimum $1.00 per share requirement for continued inclusion on the Nasdaq Global Market under Nasdaq Rule 5450(a)(1). According to Nasdaq’s letter, MEI were afforded a grace period of 180 calendar days, or until March 15, 2010, to regain compliance in accordance with Nasdaq Rule 5810(c)(3)(A). In order to regain compliance, shares of MEI’s common stock must maintain a minimum bid closing price of at least $1.00 per share for a minimum of ten consecutive business days during the grace period. On March 16, 2010, MEI received notice from The Nasdaq Stock Market that it had not regained compliance and that it would be suspended from The Nasdaq Global Market on March 25, 2010, unless it requested a hearing. On March 23, 2010 MEI requested a hearing before the Nasdaq Hearings Panel. On March 29, 2010, MEI stockholders approved an amendment to MEI’s Restated Certificate of Incorporation to effect a reverse stock split of MEI’s common stock at a 1-for-10 reverse split ratio. The reverse stock split of MEI outstanding common stock was effected on March 31, 2010 on a 1-for-10 split adjusted basis. Following the reverse stock split, the closing bid price of MEI’s common stock closed above the $1.00 minimum requirement for ten consecutive trading days. MEI has now received notification from The Nasdaq Stock Market that it had regained compliance with the $1.00 minimum closing bid price in accordance with the Nasdaq Listing Rule 5450(a)(1). The Nasdaq Hearings Listing Qualifications Panel determined to continue the listing of MEI’s securities on the Nasdaq Stock Market and, therefore, the hearing before the Hearings Listing Qualifications Panel was canceled. For the purpose of this report we have adjusted all share data presented retrospectively to incorporate the 1-for-10 reverse stock split.
On May 18, 2010 MEI received a notice from Nasdaq indicating that it failed to comply with the minimum stockholders’ equity requirement set forth in Nasdaq Listing Rule 5450(b)(1)(A) for continued listing of its common stock on the Nasdaq Global Market because our stockholders’ equity as of March 31, 2010 as set forth in MEI’s quarterly report on Form 10-Q for the period ended March 31, 2010 of US$9.16 million was below the US$10 million minimum stockholders’ equity requirement. The notice also stated MEI would be provided 45 calendar days, or until July 2, 2010, to submit a plan to regain compliance.
MEI responded to Nasdaq on July 2, 2010. The response included plans to satisfy the listing requirements with respect to the maintaining a minimum US$10 million Shareholders’ equity value. MEI stated its intention to pursue a capital raising transaction within the time provided by Nasdaq rules if market conditions permit, to further fund development of our product candidates 1) triphendiol or its primary active metabolite NV-143, a potentially more potent, second generation analog of phenoxodiol; and 2) NV-128. In the alternative, MEI intends to apply to transfer the listing of its common stock from the Nasdaq Global Market to the Nasdaq Capital Market.
On August 5, 2010, MEI received a letter from Nasdaq indicating that, based on its plan, Nasdaq has determined to grant an extension, through November 15, 2010, to regain compliance with the Rule by establishing stockholders’ equity of at least US$10 million.
On November 16, 2010 MEI was notified by the Listing Qualifications Staff of The Nasdaq Stock Market that, due to the Company’s non-compliance with the minimum US$10 million stockholders’ equity requirement for continued listing on The Nasdaq Global Market, as set forth in Listing Rule 5450(b)(1), MEI’s common stock is subject to delisting unless it requests a hearing before a Nasdaq Listing Qualifications Panel. MEI has requested a hearing before the Panel, which request will stay any further action by Nasdaq until the Panel issues its decision following the hearing. In connection with the hearing, the Panel may grant MEI an additional compliance period of up to 180 calendar days from the date of the Nasdaq staff’s determination, or 16 May, 2011, to evidence compliance with the minimum stockholders’ equity requirement for continued listing on The Nasdaq Global Market. MEI has been granted a hearing date of January 6, 2011. While MEI is working diligently to remedy the listing deficiency, there can be no assurance that the Panel will grant MEI’s request for continued listing on The Nasdaq Global Market and, if the Panel does not, MEI’s common stock may be transferred to The Nasdaq Capital Market or delisted from Nasdaq.
On 14 July, 2010, MEI received notice from Nasdaq stating that for the last 30 consecutive business days, the Market Value of Publicly Held Shares closed below the minimum US$5 million required for continued listing on the Nasdaq Global Market under Nasdaq Rule 5450(b)(1)(C). Market Value of Publicly Held Shares is calculated by multiplying the publicly held shares, which is total shares outstanding less any shares held by officers, directors, or beneficial owners of 10% or more, by the consolidated closing bid price. Novogen Limited currently owns 71.3% of the outstanding common stock of MEI. Therefore, the value of Novogen Limited’s shares is excluded from the Market Value of Publicly Held Shares of MEI. According to Nasdaq’s letter, MEI would be afforded a grace period of 180 calendar days, or until 10 January, 2011, to regain compliance in accordance with Nasdaq Rule 5810(c)(3)(A). MEI intends to actively monitor the Market Value of Publicly Held Shares between now and 10 January, 2011.
Organizational Structure
Corporate Structure
Novogen Limited is a company limited by shares and is incorporated and domiciled in Australia. Novogen Limited and its controlled entities “Novogen” or the “Group” have prepared a consolidated financial report incorporating the entities that Novogen Limited controlled during fiscal 2010, which included the following controlled entities:

Name of Entity	Country of Incorporation	Ownership %+
Novogen Laboratories Pty Ltd	Australia	100
Novogen Research Pty Ltd	Australia	100
Novogen Inc	U.S.	100
Glycotex, Inc.	U.S.	80.7
Novogen Limited (U.K.)	U.K.	100
Promensil Limited	U.K.	100
Novogen BV	Netherlands	100
Novogen Canada Limited	Canada	100
Marshall Edwards, Inc.	U.S.	71.3
Marshall Edwards Pty Limited*	Australia	71.3

*	Indirect ownership through Marshall Edwards, Inc.

+	Ownership % at June 30, 2010.

Property, Plant and Equipment
The Company’s leases premises in North Ryde, Sydney which occupies approximately 1,088 square meters. These premises are used as Novogen’s corporate headquarters and also contain laboratory facilities for the Company’s Chemistry and Quality operations used in the pilot plant manufacturing of the small scale synthetic drug compounds. The Company owns the equipment used in the pilot plant. The lease was renewed in September 2010 and expires in October 2015. The Company believes these facilities will adequately meet the Company’s needs for the foreseeable future and may seek to sublet excess space at these facilities resulting from the discontinuation of the Company’s research and development activities in Australia and possible asset transfers being considered by the Company.
The Company’s subsidiary MEI has leased office space, of approximately 345 square meters, located at 11975 El Camino Real, San Diego, California. The location houses MEI’s executive and administrative offices. The lease commenced in July 2010 and expires in April 2013. In addition, MEI has two options to extend the lease for one year each at the market rate in effect at the time of renewal. The Company believes these facilities will adequately meet MEI’s office needs for the foreseeable future.
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

Returns
Over the last three years, returns and estimates of return liability were not considered material and are detailed below.

	Balance at	Charged to
	Beginning of	Cost and	Actual	Balance at
	year	Expense	Returns	End of Year
	A$’000	A$’000	A$’000	A$’000
Allowance for Sales returns:
Year ended June 30, 2008	125	145	223	47
Year ended June 30, 2009	47	277	288	36
Year ended June 30, 2010	36	75	110	1
Discounts
Discounts are generally calculated as deductions off the Company’s invoice price and as such do not require significant judgment in determining accrual amounts. Over the last three years, the discounts and estimate of claims were not considered material and are detailed below:

	Balance at	Charged to
	Beginning of	Cost and	Actual	Balance at
	year	Expense	Discounts	End of Year
	A$’000	A$’000	A$’000	A$’000
Allowance for Sales discounts:
Year ended June 30, 2008	117	554	592	79
Year ended June 30, 2009	79	647	584	142
Year ended June 30, 2010	142	492	557	77
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

Results of Operations
The following table provides a summary of revenues and expenses to supplement the more detailed discussions below:
STATEMENT OF COMPREHENSIVE INCOME
for the year ended 30 June, 2010

	Consolidated
	2010	2009	2008	2010
	$’000	$’000	A$’000	US$’000

Continuing Operations
Revenue	9,908	11,147	13,283	8,402
Cost of sales	(2,216)	(2,523)	(4,090)	(1,879)

Gross profit	7,692	8,624	9,193	6,523

Other income	7	—	1,623	6

Research & development expenses	(8,093)	(18,788)	(18,811)	(6,863)
Selling & promotional expenses	(4,196)	(6,572)	(6,134)	(3,558)
Shipping and handling expenses	(236)	(341)	(300)	(200)
General and administrative expenses	(10,395)	(6,671)	(9,792)	(8,815)
Other expenses	—	(27)	(528)	—
Finance costs	(15)	(11)	(24)	(13)

Loss before income tax	(15,236)	(23,786)	(24,773)	(12,920)

Income tax expense	(10)	(1)	(4)	(8)

Loss after tax from continuing operations	(15,246)	(23,787)	(24,777)	(12,928)

Loss for the period	(15,246)	(23,787)	(24,777)	(12,928)

Other comprehensive income
Net exchange difference on translation of financial statements of foreign controlled entities	(1,079)	6,163	(3,775)	(915)

Other comprehensive income	(1,079)	6,163	(3,775)	(915)

Total comprehensive income	(16,325)	(17,624)	(28,552)	(13,843)

Loss attributable to:
Non-controlling interest	(2,901)	(4,859)	(4,513)	(2,460)
Novogen Limited	(12,345)	(18,928)	(20,264)	(10,468)

	(15,246)	(23,787)	(24,777)	(12,928)

Total comprehensive income attributable to:
Non-controlling interest	(3,212)	(3,121)	(5,559)	(2,724)
Novogen Limited	(13,113)	(14,503)	(22,993)	(11,119)

	(16,325)	(17,624)	(28,552)	(13,843)

Basic and diluted earnings/(loss) per share (cents)	(12.1)	(18.6)	(20.8)	(10.3)

Operating Results — Fiscal 2010 compared to Fiscal 2009
Revenue
The Group earned gross revenues for the year ended 30 June, 2010 of $9.9 million versus $11.1 million in the previous corresponding period, a reduction of $1.2 million. The reduction in revenue was due to decreased sales of the Group’s consumer health care products of A$0.3 million or 4%. Other revenue for the year ended 30 June, 2010 was $1.9 million, a decrease of $0.9 million from $2.8 million for the twelve months ended 30 June, 2009. The decrease in other revenue was mainly due to the lower interest receipts on lower cash balances, combined with unfavourable exchange rate impacts on royalty receipts.
Consumer product sales
Sales of consumer health care products for the year ended 30 June, 2010 were $8.0 million, a decrease of $0.3 million from $8.3 million for the year ended 30 June, 2009. The decrease was related to a number of factors including discontinuing sales of the Aliten weight loss product in Australia and decreased consumer demand in the UK associated with the economic downturn. Sales were negatively effected by exchange rate movements as a result of a strengthening of the AUD compared to both the GBP and CAD. These decreases were partially offset by increased export sales from Australia to overseas distributor partners.
Sales in Australia for the year ended June 30, 2010 was A$3.5 million, a decrease of A$0.2 million or 5% from A$3.7 million for the previous year. Sales in North America decreased A$0.3 million to A$1.8 million for the year ended June 30, 2010 compared to A$2.1 million for the previous year. Regulatory issues in Canada, which were resolved during the year, combined with the impact of negative exchange rate movements contributed to this decrease. Sales revenue in Europe remained constant at A$2.2 million for the year. Strong sales growth in Italy has offset declining sales in UK caused by the continuing economic downturn and negative exchange rate movements when converting sales denominated in GBP to A$.
Costs and expenses
Total expenses before interest and tax decreased by A$9.8 million to A$25.1 million for the year ended June 30, 2010 compared to A$34.9 million for the year ended June 2009. Cost of sales decreased A$0.3 million corresponding with reduced sales. Cost of sales, which includes only costs associated with the sale of goods, decreased A$0.3 million corresponding with reduced sales from Australia and North America and improved gross margins on consumer product sales as a result of favorable currency movements on purchasing active ingredients from an overseas third party manufacturer. Cost of sales as a percentage of sales in fiscal year 2010 continued to decline due to the impact of the favorable currency movements on the cost of active ingredient in relative A$.

Research and development expenses decreased by A$10.7 million reflecting cost savings following the termination of the Phase III Ovature clinical trial. Selling and promotional expenses decreased by $2.4 million as a result of reduced marketing expenses associated with discontinuing sales of Aliten. General and Administrative Expenses increased by A$3.7 million primarily as a result of staff terminations described below.
Net loss
The operating loss attributable to Novogen shareholders for the financial year, after allowing for losses attributable to non-controlling interests of $2.9 million, reduced by $6.6 million or 35% to $12.3 million from a loss of $18.9 million for the previous year.
The net loss from continuing operations after income tax for the consolidated Group for the year ended 30 June, 2010 reduced by $8.6 million to $15.2 million from $23.8 million for the previous year. The reduction in the Group’s net loss for the year ended 30 June, 2010 was primarily due to costs savings related to the termination of the Phase III Ovature clinical trial, combined with reduced marketing expenses associated with discontinuing sales of Aliten. Other savings in administrative expenses were offset by the termination payments made to the Company’s CEO in December 2009 and termination payments for a number of other senior management staff as part of the Company restructure which took place in June, 2010, amounting in total to approximately A$3 million. This restructure is part of the continuing strategy to focus the Group’s resources towards oncology drug research and development.
Operating Results — Fiscal 2009 compared to Fiscal 2008
Revenue
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
Liquidity and capital resources
Cash resources
At 30 June, 2010 the Group had total funds of $15.1 million compared to $33.3 million at 30 June, 2009.

During fiscal 2010, the Company had net cash outflows from operating activities of A$16.6 million compared to cash outflows of A$20.6 million in fiscal 2009. Cash was used to fund the Group’s operations including the OVATURE clinical trial program for the investigational anti-cancer drug phenoxodiol being undertaken by Novogen’s U.S. subsidiary Marshall Edwards, Inc. (“MEI”), and in connection with the termination of employment of the Company’s CEO in December 2009 and additional redundancy costs associated with the management restructure in June 2010, which will result in future cash savings.
The Company invests its cash and cash equivalents in interest bearing facilities with various maturity dates. At the end of fiscal 2010, term deposits amounting to A$3.0 million had a weighted average interest rate of 5.40% and cash deposits at call of A$12.1 million had a weighted average interest rate of 0.66%.
The Company has arranged a multi option facility with St George Bank Limited, an Australian commercial bank, of A$1.0 million, A$0.5 million of which was unused at the end of fiscal 2010.
As of June 30, 2010, the Group did not hold derivative financial instruments in managing its foreign currency, however, the Company may from time to time enter into hedging arrangements where circumstances are deemed appropriate.
The Company believes that its cash balances will provide sufficient cash resources to fund operations over the next twelve months. The Company will require additional funds in order complete the planned clinical development programs. In order to obtain additional funding the Company may need to rely on collaboration and /or licensing opportunities.
The Company cannot assure you that it will be able to raise the funds necessary to complete the planned clinical trial programs, or find appropriate collaboration or licensing opportunities.
The Company has historically financed its operations primarily from equity capital.
On March 31, 2010, MEI effected a reverse stock split of its outstanding common stock on a 1-for-10 split adjusted basis in order to correct a bid price listing requirement for continued inclusion on the Nasdaq Global Market under Nasdaq Rule 5450(a)(1). For the purpose of this report we have adjusted all share data presented retrospectively to incorporate the 1-for-10 reverse stock split.
On July 28, 2008 MEI entered into a securities subscription agreement with Oppenheimer Funds, Inc. and Novogen Limited pursuant to which MEI sold 170,000 and 290,829 shares of common stock to Oppenheimer and Novogen respectively, at a purchase price of US$21.70 per share. The aggregate proceeds to MEI from the sale of shares was US$10,000,000. The shares are registered under the U.S. Securities Act of 1933, as amended, pursuant to an effective shelf registration statement. On

July 30,2008 MEI filed a Prospectus Supplement to the registration statement covering the sale of shares to Oppenheimer and Novogen.
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
See Note 15 to the Financial Statements “Financial Instruments” for disclosures about financial risk management including interest rate risk, foreign currency risk and liquidity risk.
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
The Company spent A$8.1 million, A$18.8 million and A$18.8 million on gross research and development expenditure during fiscal 2010, 2009 and 2008 respectively.
Due to the nature and uncertainty of the research and development projects being undertaken by the Company, it is not possible to reasonably estimate the cost and timing of project completion. The costs of research and development projects are not estimated on a project by project basis. An analysis of costs between projects may only be performed on an arbitrary and subjective basis.
The progress on research and development projects and expenses is monitored and controlled in a number of ways:
•	All third party research and development, including the conduct of clinical trials, are carried out under contract. The contract details include project milestones and expenditure budgets. Senior research and development staff monitor the projects to ensure that milestones are achieved in a timely manner.

•	In-house research and development is managed by senior research and development staff. Budgets are prepared annually and agreed upon by the Novogen

Board. Actual expenses incurred are monitored monthly against the budget by expense line and in total.
Trend Information
The Company expects to consume cash and incur operating losses for the foreseeable future. The Company intends to continue its expenditure on the development of its oncology drug candidates.
The impact on cash resources and results from operations will vary with the extent and timing of the future clinical trial program. It is not possible to make accurate predictions of future operating results.
Off-Balance Sheet Arrangements
The Company does not have any off-balance sheet arrangements.
Table of Contractual Obligations
The following table summarizes the Company’s future payment obligations and commitments as at June 30, 2010.

			Payments due by period
In A$000’s	Total	Less than 1 year	1-3 years	3-5 years	After 5 years

Operating Leases	1,646	343	725	510	68
Other Expenditure Commitments *	1,545	1,450	95	—	—

Total Contractual Cash Obligations	3,191	1,793	820	510	68

*	represents research and development contracts for services to be rendered.

Item 6. Directors, Senior Management and Employees.
DIRECTORS
The names and details of the Company’s Directors at the date of this report are as follows:
Mr WD Rueckert — elected Chairman 18 October, 2010.
Mr JT Austin — appointed 20 September, 2010
Mr P Scutt — appointed 29 October, 2010
Mr PR White — appointed 20 September, 2010
Mr R Youngman — appointed 20 September, 2010
Former directors serving during the fiscal year 2010:
Mr PA Johnston (Chairman) — resigned as Chairman and Director 18 October, 2010.
Mr C Naughton (Managing Director) — employment ceased 1 December, 2009.
Professor AJ Husband (Executive Director) — retired as a director 30 June, 2010.
Mr GM Leppinus — retired 29 October, 2010
Professor PJ Nestel AO — retired 29 October, 2010
Mr PB Simpson — retired 28 July, 2009.
Directors were in office for the entire period unless otherwise stated.
Names, qualifications, experience and special responsibilities
William D Rueckert Non-executive Chairman
Mr Rueckert has been director of the Company since March, 2009 and was elected Chairman of Novogen Limited effective 18 October 2010. Mr Rueckert has been a Director of Marshall Edwards, Inc. between March, 2007 and March, 2009. Mr Rueckert is the Managing Member of Oyster Management Group LLC an investment fund specialising in community banks. From 1991 to 2006 he was President and Director of Rosow & Company, a private investment firm based in Connecticut with interests in the petroleum and resort development industries. From 1981 until 1988 he was President of United States Oil Company, a publicly traded oil exploration business. Among his many civic associations, Mr Rueckert is Director and President of the Cleveland H. Dodge Foundation, a private philanthropic organisation in New York City and Chairman of the Board of the Trustees of Teachers College, Columbia University.
Other current and former directorships held in the last three years
Mr Rueckert is currently a Director of Chelsea Therapeutics, Inc. a Nasdaq listed drug development company and Rapid Pathogen Screening, Inc. a privately help diagnostic device company.
During the last three years Mr Rueckert has served as a Director for the Emergency

Filtration Products, Inc. and the Nasdaq listed, Novogen subsidiary, Marshall Edwards, Inc.
Special responsibilities
Chairman of the Board
Member of the Remuneration Committee
Member of the Audit Committee
Josiah T Austin Non-executive Director
Mr Austin is a United States resident and the largest shareholder in Novogen. He is managing member of El Coronado Holdings, LLC, a privately owned investment holding company, which invests in public and private companies. He and his family own and operate agricultural properties in the states of Arizona, Montana, and northern Sonora, Mexico through El Coronado Ranch & Cattle Company, LLC and other entities. Mr Austin previously served on the Board of Directors of Monterey Bay Bancorp of Watsonville, California, and is a prior board member of New York Bancorp, Inc., and North Fork Bancorporation.
Other current and former directorships held in the last three years
During the last three years Mr Austin has served as Director of Goodrich Petroleum, Inc., a position he has held since 2002.
Peter Scutt Non-executive Director
B Com
Mr Scutt is an Australian based corporate advisor who is currently a consultant to specialist corporate advisory and investment house, Spark Capital. Mr Scutt has broad investment and corporate finance experience through his past positions at Texel Capital and BT Venture Partners. His early career was highlighted by senior positions at Bankers Trust Co both in Australia and New York.
Ross Youngman Non-executive Director
B Com, MBA
Based in Australia, Mr Youngman is co-founder and Chief Executive Officer of Five Oceans and has over 25 years’ international experience in the finance industry covering stockbroking, financial planning and asset management. He spent 12 years with Bankers Trust and Deutsche Bank in both Sydney and New York and was most recently Chief Executive Officer of Deutsche Asset Management in Australia. Prior positions included Head of Deutsche Asset Management’s U.S. mutual fund business and Head of BT Funds Management’s U.S. asset management business. Mr Youngman has an MBA from Columbia Business School, New York and a Bachelor of Commerce from the University of Tasmania.

Peter R White Non-executive Director
AB, MBA
Mr White is based in the United States and is a corporate finance professional with over 30 years’ experience in financing and advising companies in the US. He has broad industry experience including technology, media and communications, business services and energy distribution. Among current responsibilities, Mr White is building a leveraged finance business servicing private equity firms in the U.S. for TD Bank. Mr White has previously worked in senior positions for several large North American financial services leaders, including BankBoston, Fleet Securities, GE Capital and CIT Group. Mr White was educated at Dartmouth College, A.B. Cum Laude 1977, The Wharton School — University of Pennsylvania, MBA.
Executive Officers’ profiles
Mark G. Hinze — Chief Financial Officer — appointed 18 June, 2010
BEc, CPA
Mr. Hinze joined the Novogen Group in 1999 and previously held the position of the Group’s Financial Controller. Mr. Hinze holds a Bachelors Degree in Economics from Macquarie University and is a CPA. Mr. Hinze has over 18 years experience in accounting and finance. Prior to joining Novogen Mr. Hinze worked as the Finance and Administration Manager of Alpha Healthcare’s Pathology division. Mr. Hinze was also the Finance Manager for Diagnostic Pathology prior to its sale to Alpha Healthcare.
Craig Kearney — General Manager Consumer Business
BMS Waikato.
Mr. Kearney joined Novogen Limited in December 2001 as the General Manager of the Consumer Business. He has a Bachelor of Management Studies from Waikato University in New Zealand and has subsequently completed managerial development programmes at London School of Business and Duke University in Durham, North Carolina. He has worked 19 years in the Over The Counter (OTC) consumer pharmaceutical category, including 10 years for Wellcome New Zealand and Wellcome Australia, and 6 years for Parke Davis/Warner Lambert Australia. Prior to joining Novogen Limited, Mr. Kearney worked for Pfizer Australia. He held senior sales, marketing and business management roles for all three companies.
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
Remuneration is assessed for Directors and senior executives with the overall objective of ensuring maximum stakeholder benefit from the retention of a high quality executive team. The appropriateness and nature of remuneration is assessed by reference to employment market conditions. The financial and non-financial objectives of the Company are also considered when assessing the remuneration of Directors and other key management personnel, however, Directors and other key management personnel’s annual remuneration has no variable performance bonus elements that are directly linked to Company financial performance with the exception of the CEO of Glycotex, Inc. (Refer to section “Employment Agreements” for details of performance bonus).
The Board has established a Remuneration Committee which is responsible for determining and reviewing compensation arrangements for the key management personnel.
Director’s fees
The Constitution of the Company and the ASX Listing Rules specify that the aggregate remuneration of Non-executive Directors shall be determined from time to time by General Meeting. The last determination for Novogen Limited was at the Annual General Meeting held on 28 October, 2005 when the shareholders approved an aggregate remuneration of $560,000. The total Non-executive Director remuneration of Novogen Limited for the year ended 30 June, 2010 utilised $212,000 (2009: $260,000) of this authorised amount.
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

Due to the impact of the global financial crisis and the need for the Company to conserve cash, the Company’s Non-executive Directors voluntarily reduced Director’s fees by 20% with effect from 1 February, 2009, this reduction was maintained for the year ended 30 June, 2010.
Executive Directors and other key management personnel remuneration
The Remuneration Committee of the Board of Directors is responsible for determining and reviewing compensation arrangements for the key management personnel. The Remuneration Committee assesses the appropriateness of the nature and amount of remuneration of such Officers on a periodic basis by reference to relevant employment market conditions with the overall objective of ensuring maximum stakeholder benefit from the retention of a high quality executive team. Such officers are given the opportunity to receive their base remuneration, which is structured as a total employment cost package, in a variety of forms including cash and prescribed non-financial benefits. It is intended that the manner of payment chosen will be optimal for the recipient without creating undue cost for the Group.
Due to the impact of the global financial crisis and the need for the Company to conserve cash, effective from 1 February, 2009, the Company’s Executive Directors and key management personnel entered into an agreement to voluntarily reduce their working hours effecting a corresponding reduction of 20% in paid remuneration. This voluntary reduction ceased on 1 February, 2010, coinciding with the new employment agreements being signed with the Company’s seven most senior executives. The new agreements bring all the Company executives termination payments into full compliance with the recent amendments to the Corporations Act 2001 (Cth) and with the ASX Listing Rules.

Employment Agreements
Novogen Executive Directors and key management executives (standard contracts)
It is the Remuneration Committee policy that employment contracts are entered into with the Chief Executive Officer, the Chief Financial Officer, the Research Director and each of the executives who are considered key management personnel. New contracts were entered into in March 2010. Under the terms of the agreement remuneration is reviewed annually and any increases may be made at the discretion of the Remuneration Committee. Key management executives are given the opportunity to receive their base remuneration, which is structured as a total employment cost package, in a variety of forms including cash and prescribed non financial benefits.
The employment agreements continue until terminated by either party by giving six months notice in accordance with the terms of their contract or in the case of the Company by making a payment in lieu of six months notice to the employee. In the event of the Company terminating without cause, under the terms of the contracts the amount payable on termination is a fixed dollar value for each key management personnel which at 30 June, 2010 is of an amount equal to 4.66 months remuneration, in addition to any amount payable in lieu of notice.
In September 2010, an employment agreement was signed with the Chief Financial Officer. The employment agreement continues until terminated by either party by giving six months notice in accordance with the terms of their contract or in the case of the Company by making a payment in lieu of six months notice to the employee. In the event of the Company terminating without cause, under the terms of the contract the amount payable on termination is equal to 6 months remuneration, in addition to any amount payable in lieu of notice.
The Company may terminate the contracts at any time without cause if serious misconduct has occurred.

Glycotex, Inc. — Chief Executive Officer
The CEO of Glycotex, Inc. is employed under an employment agreement that commenced in December, 2005 and was subsequently amended in January, 2008. This employment contract has no expiry date. Effective 1 January, 2009 Dr Koenig is entitled to a base salary of US$315,000 per annum. The Glycotex, Inc. Compensation Committee granted Dr Koenig in December, 2008, a 100% vested cash bonus of US$50,000 after having achieved certain performance milestones including the achievement of an IND for GLYC-101 (enabling clinical trials to be conducted in the US) and commencing a Phase II clinical trial in burn wounds. In May, 2009, Dr Koenig was issued stock options under the terms of Glycotex, Inc’s 2007 Stock Option Plan amounting to 5% of the outstanding common stock of Glycotex, Inc.
In the event that Dr Koenig’s employment is terminated without cause or without good reason or Glycotex, Inc. undergoes a change in control, he will be entitled to certain severance and change in control benefits including:
(1)	in the event of his termination without cause or without good reason, Dr Koenig will be entitled to receive continued payment of his base salary and reimbursement of premiums he pays for continued health coverage under COBRA during the twelve month period following such termination;

(2)	in the event of his termination without cause or without good reason during the one year following a change in control, to the extent not vested, the stock option granted to Dr Koenig upon the initial public offering will become fully vested;

(3)	in the event that Glycotex undergoes a change in control, fifty percent of each of the four installments of Dr Koenig’s stock options issuable to him in connection with the offering will become fully vested. In addition, in the event that Dr Koenig’s employment is terminated without cause or good reason within the one year period following a change in control, to the extent not vested, the stock options granted to Dr Koenig upon the initial public offering will vest.
Upon the termination of Dr Koenig’s employment for cause or his resignation other than for good reason, Dr Koenig will be entitled only to any amounts earned and payable but not yet paid, and for reimbursement of business or relocation expenses properly incurred but not yet paid.
Effective from 1 January, 2010, Dr Koenig voluntarily agreed to reduction of 20% in paid remuneration. This agreement will remain in effect until terminated by Dr Koenig.
Marshall Edwards Inc. — Chief Executive Officer and Chief Financial Officer Contracts
Marshall Edwards, Inc. has entered into employment contracts with its Chief Executive Officer and Chief Financial Officer. These contracts have no set term and detail the amount of remuneration and other benefits applicable on their initial appointment. These contracts do not fix the amount of remuneration increases from year to year.
The Chief Executive Officer of MEI commenced in April, 2010 and is employed under an employment agreement. The base salary under this agreement is US$400,000 per annum. An additional cash bonus up to a maximum of 40% of the base salary per fiscal year may be payable upon attainment of milestone goals established by the Board. Share options were also granted as part of the employment terms — details of these options is described further under Item 18 (Note 13). In the event that employment is terminated by MEI without cause, payment in lieu of notice equivalent to 12 months base salary is payable. Voluntary termination by the CEO can take place at any time by giving three months notice to MEI. In the event that employment is terminated for cause no severance pay or other benefits are payable by MEI.
The Chief Financial Officer of MEI commenced in June, 2010 and is employed under an employment agreement. The base salary under this agreement is US$250,000 per annum. An additional cash bonus up to a maximum of 20% of the base salary per fiscal year may be payable upon attainment of milestone goals established by the Board. Share options were also granted as part of the employment terms — details of these options is described further under Note 13. In the event that employment is terminated by MEI without cause, payment in lieu of notice equivalent to 12 months base salary is payable. Voluntary termination by the CFO can take place at any time by giving two months notice to MEI. In the event that employment is terminated for cause no severance pay or other benefits are payable by MEI.

Details of Remuneration
Details of the remuneration of the Directors of Novogen Limited, other key management personnel and Group executives of the Novogen Group are set out in the following table.
Remuneration of key management personnel and other Group Executives
(includes movements in executive leave provisions for untaken annual and long service leave).

				Post	Long term	Termination	Share based
	Short term benefits			employment	benefits	payments	payments		Total
			Non-
	Salary &		Monetary	Superan-	Long Service
2010	fees	Cash bonus	benefits	nuation	Leave		Options

	$	$	$	$	$	$	$	%	$
Key management personnel
Non-executive Directors
PA Johnston (i)	118,625	—	—	50,000	—	—	—	—	168,625
GM Leppinus	44,036	—	—	3,964	—	—	—	—	48,000
PJ Nestel AO (ii)	82,400	—	—	—	—	—	—	—	82,400
WD Rueckert (iii)	98,225	—	—	—	—	—	—	—	98,225

Executive Directors
C Naughton (iv)	273,006	—	12,920	50,000	14,504	1,544,390	(45,139)	-2.4%	1,849,681
AJ Husband	311,288	—	50,420	50,000	7,003	—	28,079	6.3%	446,790

Executives
DR Seaton (v)	388,345	—	44,150	50,000	13,235	447,635	(5,156)	-0.5%	938,209
WJ Lancaster **	152,466	—	22,278	—	—	209,341	(2,065)	-0.5%	382,020
BM Palmer	167,591	—	29,259	14,649	2,032	—	31,522	12.9%	245,053
CD Kearney	190,277	—	16,563	16,680	3,819	—	32,446	12.5%	259,785
RL Erratt	156,970	—	30,708	50,000	3,489	—	29,732	11.0%	270,899
DP Gold (vi) **	100,067	—	3,844	—	—	—	69,902	40.2%	173,813
TM Zech (vi) **	10,569	—	—	—	—	—	2,172	17.0%	12,741
MG Hinze (vi)	5,375	—	755	415	75	—	601	8.3%	7,221

Other Group executives
R Koenig **	323,195	—	27,873	8,918	—	—	429,618	54.4%	789,604

	2,422,435	—	238,770	294,625	44,157	2,201,366	571,712	9.9%	5,773,065

(i)	Remuneration includes Marshall Edwards and Glycotex Director’s fees of $92,625*.

(ii)	Remuneration includes Marshall Edwards Director’s fees of $36,000.

(iii)	Remuneration includes Glycotex Director’s fees of $56,625*.

(iv)	Remuneration includes Marshall Edwards and Glycotex Director’s fees of $29,593*.

(v)	Remuneration includes Glycotex Director’s fees of $51,906*.

(vi)	Remuneration and benefits covered period of appointment which were part of the financial year.

*	Glycotex Director’s fees have been earned but not paid as at the date of this report. The amounts owed from Glycotex are not expected to be received in cash but are expected to be settled in equity.

**	US based employee.
The elements of remuneration have been determined on the basis of the cost to the Company and the consolidated entity.
Share Based Compensation
Employee share option plan
The Board has suspended the Novogen Limited Employee Share Option Plan. When business conditions improve the design and application of the plan, including future performance criteria, will be reviewed.

Remuneration options: granted and vested during the year
During the financial year no options were granted under the Novogen Limited Employee Share Option Plan.
The following table sets out options issued by MEI to Key Management Personnel, directly employed by MEI, during the year:
Marshall Edwards Inc.

	Terms and conditions for each grant
			Value per	Exercise
			option at	price per	First	Last
	Granted		grant date	share	exercise	exercise
	number	Grant date	(US$)	(US$)	date	date

DP Gold	110,195	23/04/2010	4.38	5.05	19/04/2011	22/04/2015
	110,195	7/06/2010	1.63	1.86	19/04/2011	6/06/2015
TM Zech	73,463	18/06/2010	1.33	1.52	18/06/2011	17/06/2015

Total	293,853

Of the options issued by MEI, 25% will vest one year from the effective date of the employees Employment Letter and, thereafter, the remaining 75% of options will vest in equal monthly instalments over the following thirty-six (36) months. The options do not have any performance conditions. There were no options forfeited and all options granted are available for future years.
Shares issued on exercise of remuneration options
No key management personnel or executives exercised options during the year ended 30 June, 2010.
The value of options for key management personnel, granted during the year ended 30 June, 2010 was A$857,000. The value of options for key management personnel, which lapsed during the year ended 30 June, 2010, was nil.
There were no alterations to the terms and conditions of options granted as remuneration since their grant date.
There is no Board policy in relation to staff members limiting their exposure to risk as options vest subject to service criteria, not performance criteria.

Fair values of options:
The fair value of each option is estimated on the date of grant using a binomial option-pricing model with the following assumptions used for grants made on:
Novogen

	6 March,	31 October,
	2009	2008

Exercise price	0.5256	1.06
Share price at grant date	0.51	0.95
Dividend yield	0%	0%
Expected volatility	73%	66%
Historical volatility	73%	66%
Risk-free interest rate	3.61%	4.76%
Expected life of option	5 years	4.3 years
Option fair value	0.31	0.51
Marshall Edwards

	18 June,		7 June,		23 April,		28 January,		30 July,
	2010		2010		2010		2009		2008

Exercise price	US$	1.52	US$	1.86	US$	5.05	US$	6.30	US$	21.70
Share price at grant date	US$	1.52	US$	1.86	US$	5.05	US$	6.30	US$	21.30
Dividend yield		0%		0%		0%		0%		0%
Expected volatility		136%		135%		132%		111%		81%
Historical volatility		136%		135%		132%		111%		81%
Risk-free interest rate		2.04%		1.95%		2.61%		1.70%		3.36%
Expected life of warrant/option	5 years		5 years		5 years		5 years		5 years

Warrant/option fair value	US$	1.33	US$	1.63	US$	4.38	US$	5.00	US$	14.10
Glycotex

	29 May,
	2009
Exercise price	US$	15.13
Share price at grant date	US$	15.13
Dividend yield		0%
Expected volatility		52%
Historical volatility		52%
Risk-free interest rate		2.34%
Expected life of warrant	5 years
Warrant fair value	US$	7.13
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
No Director has received or has become entitled to receive, during or since the end of the fiscal year ended 2010, a benefit because of a contract made by Novogen Limited, a controlled entity, or a related body corporate with a Director, a firm of which a Director is a member or an entity in which a Director has a substantial financial interest.
Pension Benefits
The Company has paid A$573,000 during fiscal 2010 for employee superannuation benefits and pension benefits.
Board Practices
Novogen Board of Directors

		Year First	Current Term
Name	Postion Held	Appointed	Expires

Current Directors:
W.D. Rueckert	Chairman	2009	October-2013
J.T. Austin	Director	2010	October-2013
P.R. White	Director	2010	October-2013
R. Youngman	Director	2010	October-2013
P. Scutt	Director	2010	October-2011

Former Directors who served during the fiscal year 2010:
P. A. Johnston	Chairman	1997	Retired October , 2010
C. Naughton	Managing Director	1997	Employment ceased December 1, 2009
P. B. Simpson	Director	1994	Retired July , 2009
P. J. Nestel	Director	2001	Retired October , 2010
G. M. Leppinus	Director	2005	Retired October , 2010
A. J. Husband	Executive Director	2006	Retired as a Director June 30, 2010
Term of Directors
The Company’s Constitution requires that at each Annual General Meeting of the Company, one third (or the number nearest to but not exceeding one third) of the

Directors, (excluding a Director who is the Managing Director, and a director appointed to fill a casual vacancy) must retire from office provided that no Director may retain office for more than 3 years without offering himself/herself for re-election even though such submission results in more than one third of the Directors retiring from office.
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
The Board is comprised of five Directors all of whom are non-Executive Directors. In addition, the Board has established an Audit Committee and a Remuneration Committee.
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
In accordance with the definition of independence above, and the materiality thresholds set, the following Directors of Novogen Limited are considered to be independent:

Name	Position

Philip A. Johnston	Non-Executive Chairman — retired 18 October, 2010
Professor Paul J. Nestel AO	Non-Executive Director — retired 29 October, 2010
Geoffrey M. Leppinus	Non-Executive Director — retired 29 October, 2010
William D. Rueckert	Non-Executive Director
Peter R. White	Non-Executive Director — appointed September, 2010
Ross Youngman	Non-Executive Director — appointed September, 2010
Peter Scutt	Non-Executive Director — appointed October, 2010
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
The Audit Committee also provides the Board with additional assurance regarding the reliability of financial information for inclusion in the financial reports. All members of the Audit Committee are independent Non-Executive Directors. The members of the Audit Committee during the fiscal year 2010 were Mr. Geoffrey Leppinus (Chairman), Professor Paul J. Nestel, Mr. Philip A. Johnston and Mr. William D. Rueckert (appointed April 1, 2010). The members of the Audit Committee at the date of this report were Mr. William D. Rueckert (Chairman), Mr. Josiah T. Austin and Mr. Peter R. White.

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
The members of the Remuneration Committee during the fiscal year 2010 were Mr. Philip A. Johnston (Chairman), Mr. Geoffrey Leppinus, Professor Paul J. Nestel, and Mr. William D. Rueckert (appointed April 1, 2010). The members of the Remuneration Committee at the date of this report were Mr. William D. Rueckert (Chairman), Mr. Josiah T. Austin, Mr. Peter Scutt, Mr. Peter R. White and Mr. Ross Youngman.
Employees
The Group employed 37 people at June 30, 2010, 48 people at June 30, 2009 and 68 people at June 30, 2008 as follows
Category of Activity

	Number of People
	2010	2009	2008

Research and development	14	17	30
Production	3	9	14
Sales and marketing	8	11	12
Finance and administration	12	11	12

Total	37	48	68

Geographic Location

	Number of People
	2010	2009	2008

Australasia	31	43	63
North America	5	3	3
Europe	1	2	2

Total	37	48	68

Share Ownership
Directors’ holdings of shares and options in the Company
The table below shows the number of ordinary shares and options to purchase Ordinary Shares held directly or indirectly by the Directors of the Company as of November 30, 2010. The ordinary shares held by Directors do not entitle them to voting rights different from those of the Company’s shareholders.

Ordinary
shares fully
paid

W.D. Rueckert	5,000
J.T. Austin	20,318,053

20,323,053
The tables below shows the number of ordinary shares and options to purchase ordinary shares held directly or indirectly by the named Executives of the Company as of November 30, 2010. The ordinary shares held by the named Executives do not entitle them to voting rights different from those of the Company’s shareholders.
Shares held

	Ordinary	%
	shares fully	Total shares
	paid	on issue

R.L. Erratt	271,368	0.3
M.G.Hinze	14,728	—
C.D. Kearney	8,850	—

Options granted to and held by named Executives

	Eligible
Total	executives	Exercise
options	participating	price (A$)	Grant date	Expiry date

43,424	3	3.64	21/04/2006	21/04/2011
70,716	3	2.41	30/03/2007	30/03/2012
177,720	3	1.06	1/03/2008	1/03/2013
295,236	3	0.53	6/03/2009	6/03/2014
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
At November 30, 2010 there were 9,545,492 of the Company’s ADRs outstanding, representing 47,727,460 Ordinary Shares (or 46.7% of the then outstanding Ordinary Shares). At November 30, 2010 there were 42 registered holders of the Company’s ADRs.
On July 29, 2008 the Company entered into a share subscription agreement with El Coronado holdings LLC for the placement of 4,531,633 ordinary shares at a purchase price of A$1.2215 per share raising gross proceeds of A$5,535,390. Following the placement El Coronado LLC holds 19.9% of the Company’s issued and outstanding ordinary shares.
On August 1, 2007, El Coronado and certain other accredited investors entered into a securities subscription agreement with Marshall Edwards pursuant to which El Coronado purchased 70,000 shares of Marshall Edwards’ common stock at a purchase price of US$30.00 per share for an aggregate purchase price of US$2,100,000. El Coronado also received a warrant to purchase an additional 4 shares of common stock for every block of 10 shares of common stock purchased. As a result, El Coronado received a warrant to purchase 7,000 shares of common stock. All of the warrants have an exercise price of US$36.00 per share. The exercise price and number of shares issuable upon exercise of the warrants are subject to adjustment in the event of stock dividends, stock splits and other similar events. The warrants may be exercised beginning February 6, 2008 and will expire five years from the date of issuance, or August 6, 2012.
On August 1, 2007, Oppenheimer and certain other accredited investors entered into a securities subscription agreement with Marshall Edwards pursuant to which Oppenheimer purchased 76,400 shares of Marshall Edwards common stock at a purchase price of US$30.00 per share for an aggregate purchase price of US$2,292,000. Oppenheimer also received a warrant to purchase an additional 4 shares of common stock for every block of 10 shares of common stock purchased. As a result, Oppenheimer received warrants to purchase 30,560 shares of common stock. All of the warrants have an exercise price of US$36.00 per share. The exercise price and the number of shares issuable upon exercise of the warrants are subject to adjustment in the event of stock dividends, stock splits and other similar events. The warrants may be exercised beginning February 6, 2008, and will expire five years from the date of issuance, or August 6, 2012.
On July 28, 2008, Oppenheimer entered into a securities subscription agreement with Marshall Edwards pursuant to which Oppenheimer purchased 170,000 shares of Marshall Edwards common stock at a purchase price of US$21.70 per share for an aggregate purchase price of US$3,698,000. The shares are registered under the Securities Act pursuant to an effective shelf registration statement. On July 30, 2008, Marshall Edwards filed a prospectus supplement to the shelf registration statement covering the sale of the shares to Oppenheimer.
There have been no other significant changes to the shareholdings of the known major shareholders over the last three years.
On 8 September, 2010, Novogen announced that it had reached agreement in principle with its subsidiary MEI to acquire Novogen’s entire isoflavone-related intellectual property portfolio in a stock-based transaction. The agreement in principle was negotiated by an independent subcommittee of the Board of Directors of both companies. The closing of the transaction is subject to, among other things, due diligence, the execution of a definitive agreement, an independent fairness opinion and shareholder approvals.

Item 8. Financial Information
Consolidated financial statements are included in “Item 18 — Financial Statements” on pages 90 through 145.
Export Sales
Export sales to third parties from Australia during fiscal 2010 were $1.7 million which represents 20.9% of total sales. The details of sales by geographic region are contained in “Item 4 — “Information on the Company”.
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
Significant Changes After Balance Sheet Date
Novogen Limited
Novogen Limited received a letter from The Nasdaq Stock Market on 19 July, 2010 notifying it that for the last 30 consecutive business days the bid price of the Company’s ADRs closed below the minimum US$1.00 per share requirement for continued inclusion on the Nasdaq Global Market under Nasdaq Rule 5450(a)(1). According to Nasdaq’s letter, the Company will be afforded a grace period of 180 calendar days, or until 18 January, 2011, to regain compliance in accordance with Nasdaq Rule 5810(c)(3)(A). In order to regain compliance, shares of the Company’s ADRs must maintain a minimum bid closing price of at least US$1.00 per share for a minimum of ten consecutive business days during the grace period. The Company intends to actively monitor the bid price of its common stock between now and 18 January, 2011 and take those steps possible to maintain a Nasdaq listing. This notification from The Nasdaq Stock Market has no bearing on the ASX listing.
On 8 September, 2010, Novogen announced that it had reached agreement in principle with its subsidiary MEI to acquire Novogen’s entire isoflavone-related intellectual property portfolio in a stock-based transaction. The agreement in principle was negotiated by an independent subcommittee of the Board of Directors of both companies. The closing of the transaction is subject to, among other things, due diligence, the execution of a definitive agreement, an independent fairness opinion and shareholder approvals.
On 20 September, 2010, Novogen appointed three new directors; Mr Ross Youngman, Mr Peter White and Mr Josiah T Austin. Of the three Directors, two are based in the United States and one in Australia, with their backgrounds encompassing investment and corporate finance.
On 18 October, 2010, Novogen appointed Mr William D Rueckert, a current non-executive Director, as Chairman of the Board of Directors. Mr Rueckert replaces Mr Philip Johnston, who resigned as both Chairman and a director.
On 29 October, 2010, Novogen appointed Mr Peter Scutt, an Australian based corporate advisor, as a director of the Company, following the retirement of Prof. Paul Nestel and Mr Geoff Leppinus.
On December 8, 2010, the Company received approval to transfer the listing of its ADRs from the Nasdaq Global Market to the Nasdaq Capital Market. The Company’s securities will be transferred to the Capital Market at the opening of business on December 20, 2010.
The Company’s research and development operations in Australia will cease on 31 December, 2010. Staff termination costs associated with this restructure will amount to approximately A$465,000. The Company may seek to sublet excess space following this decision as well as disposing of any plant and equipment no longer required.
Marshall Edwards, Inc.
On May 18, 2010 Novogen’s subsidiary MEI received a notice from Nasdaq indicating that the it failed to comply with the minimum stockholders’ equity requirement set forth in Nasdaq Listing Rule 5450(b)(1)(A) for continued listing of its common stock on the Nasdaq Global Market because our stockholders’ equity as of March 31, 2010 as set forth in MEI’s quarterly report on Form 10-Q for the period ended March 31, 2010 of US$9.16 million was below the US$10 million minimum stockholders’ equity requirement. The notice also stated MEI would be provided 45 calendar days, or until July 2, 2010, to submit a plan to regain compliance.
MEI responded to Nasdaq on July 2, 2010. The response included plans to satisfy the listing requirements with respect to the maintaining a minimum US$10 million Shareholders’ equity value. MEI stated its intention to pursue a capital raising transaction within the time provided by Nasdaq rules if market conditions permit, to further fund development of our product candidates 1) triphendiol or its primary active metabolite NV-143, a potentially more potent, second generation analog of phenoxodiol; and 2) NV-128. In the alternative, MEI intends to apply to transfer the listing of its common stock from the Nasdaq Global Market to the Nasdaq Capital Market.

On August 5, 2010, MEI received a letter from Nasdaq indicating that, based on its plan, Nasdaq has determined to grant an extension, through November 15, 2010, to regain compliance with the Rule by establishing stockholders’ equity of at least US$10 million.
On November 16, 2010, MEI was notified by the Listing Qualifications Staff of The Nasdaq Stock Market that, due to the Company’s non-compliance with the minimum US$10 million stockholders’ equity requirement for continued listing on The Nasdaq Global Market, as set forth in Listing Rule 5450(b)(1), MEI’s common stock is subject to delisting unless it requests a hearing before a Nasdaq Listing Qualifications Panel. MEI has requested a hearing before the Panel, which request will stay any further action by Nasdaq until the Panel issues its decision following the hearing. In connection with the hearing, the Panel may grant MEI an additional compliance period of up to 180 calendar days from the date of the Nasdaq staff’s determination, or 16 May, 2011, to evidence compliance with the minimum stockholders’ equity requirement for continued listing on The Nasdaq Global Market. MEI has been granted a hearing date of 6 January, 2010. While MEI is working diligently to remedy the listing deficiency, there can be no assurance that the Panel will grant MEI’s request for continued listing on The Nasdaq Global Market and, if the Panel does not, MEI’s common stock may be transferred to The Nasdaq Capital Market or delisted from Nasdaq.
On 14 July, 2010, MEI received notice from Nasdaq stating that for the last 30 consecutive business days, the Market Value of Publicly Held Shares closed below the minimum US$5 million required for continued listing on the Nasdaq Global Market under Nasdaq Rule 5450(b)(1)(C). Market Value of Publicly Held Shares is calculated by multiplying the publicly held shares, which is total shares outstanding less any shares held by officers, directors, or beneficial owners of 10% or more, by the consolidated closing bid price. Novogen Limited currently owns 71.3% of the outstanding common stock of MEI. Therefore, the value of Novogen Limited’s shares is excluded from the Market Value of Publicly Held Shares of MEI. According to Nasdaq’s letter, MEI would be afforded a grace period of 180 calendar days, or until 10 January, 2011, to regain compliance in accordance with Nasdaq Rule 5810(c)(3)(A). MEI intend to actively monitor the Market Value of Publicly Held Shares between now and 10 January, 2011.
On 10 August, 2010 MEI announced the appointment of Christine A. White, M.D. to its board of directors. Dr. White replaced Professor Paul J. Nestel, who served as a director since April 2001.
On September 8, 2010, the Company announced that it had reached an agreement in principle with MEI to sell Novogen’s entire isoflavone-related intellectual property portfolio in a stock-based transaction. The agreement in principle was negotiated by independent committees of the Board of Directors of both companies. The closing of the transaction is subject to, among other things, due diligence, the negotiation and execution of a definitive agreement, independent fairness opinions and shareholder approvals. The foregoing description of the agreement in principle between the MEI and Novogen does not constitute an offer of any securities for sale or a solicitation of offers to purchase securities.

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

NOVOGEN LIMITED SHARE PRICE HISTORY

	Per Ordinary Share (A$)		Per ADR (US$)
Period	High	Low	High	Low

Year Ended

June 2006	6.00	2.14	22.08	8.03
June 2007	3.80	1.81	13.25	8.14
June 2008	2.14	0.83	10.13	3.89
June 2009	1.70	0.37	7.45	1.23
June 2010	0.89	0.17	5.24	0.57

Quarter Ended

December 2008	1.15	0.66	5.07	1.86
March 2009	1.01	0.37	3.27	1.23
June 2009	1.26	0.44	7.00	1.38

September 2009	0.89	0.52	5.24	2.02
December 2009	0.72	0.47	3.21	2.07
March 2010	0.71	0.41	3.00	1.90
June 2010	0.45	0.17	2.30	0.57

September 2010	0.17	0.12	0.70	0.41

Month Ended

June 2010	0.38	0.17	1.67	0.57
July 2010	0.17	0.13	0.66	0.50
August 2010	0.17	0.12	0.70	0.43
September 2010	0.14	0.12	0.60	0.41
October 2010	0.14	0.12	0.58	0.50
November 2010	0.15	0.11	0.56	0.41

Item 10. Additional Information
Constitution
The Company’s Constitution is incorporated by reference to the Registration Statement on Form 20-F filed with the SEC on December 24, 1998 (File No. 0-29962).
Material Contracts
There have been no material contracts entered into in the last two years by the Company or any of its subsidiaries other than in the normal course of business.
See “Item 4. Information on the Company — Patent Protection — Licensing Arrangements” for a description of the Company’s Patent License Agreement with Solae LLC (formally Protein Technologies International Inc.)
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
Under the Foreign Takeovers Act, as currently in effect, any foreign person, together with associates, is prohibited from acquiring, without prior approval from the Australian Treasurer, 15% or more of the voting power (including potential voting power) or issued shares (including rights to issued shares) (“Substantial interest”) of an entity such as Novogen, whose total share value or gross assets (whichever is higher) exceed A$231 million. If the person is a U.S. investor, the A$231 million threshold applies only for investments in prescribed sensitive sectors, otherwise a threshold of A$1,004 million rather than A$231 million applies. All direct investment by foreign governments and their related entities regardless of the value of the investment, including proposals to establish new businesses, must be notified to the Australian Treasurer. Where an acquisition is made in breach of these requirements, the Australian Treasurer may make an order requiring the acquirer to dispose of its Substantial Interest within a specified period of time. In addition, if a foreign person acquires a Substantial Interest in Novogen in circumstances where the above thresholds would be exceeded and as a result the total holdings of all foreign persons and their associates exceeds 40% in aggregate without the approval of the Australian Treasurer, then the Australian Treasurer may make an order requiring the acquirer to dispose of its Substantial Interest within a specified period of time. The same rule applies if the total holdings of all foreign persons and their associates already exceeds 40% and a foreign person (or its associate) acquires any further interests, including in the course of trading in the secondary market of the ADRs.
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
If a foreign person holds more than 15% of the interests of Novogen or if the level of aggregate foreign ownership of Novogen exceeds 40% at any time, Novogen would be considered a foreign person under the Foreign Takeovers Act. In such event, Novogen would be required to obtain the approval of the Australian Treasurer for Novogen, together with its associates, to acquire: (i) more than 15% of an Australian company or business with a share value or gross assets (whichever is higher) totaling over A$231 million; or (ii) any direct or indirect ownership interest in Australian urban land. However, as mentioned above, proposals by U.S. investors for investment in non-sensitive sectors do not require notification to the Australian Treasurer or the Australian Treasurer’s approval unless the amount to be invested or the value of the target Australian company or business exceeds A$1,004 million.
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
In some instances withholding tax may not apply. Under the Australian dividend imputation system, dividends that are paid out of income on which Australian income tax has been levied may be wholly or partly “franked”. No withholding tax is payable in respect of any franked portion of a dividend.
Under the conduit foreign income rules, the unfranked portion of a dividend paid to a non-resident of Australia is not subject to withholding tax to the extent that the amount is declared to be conduit foreign income ie an amount calculated by reference to certain foreign source income earned by the Australian company on which no Australian tax is payable.
Dispositions
Upon disposal of shares or ADRs, a capital gain or a capital loss may be made. A capital gain is calculated as the difference between the disposal proceeds and the cost base of the shares or ADRs, where the disposal proceeds exceeds the cost base. Broadly, the cost base is the total of the amount paid for the shares or ADRs plus acquisition and/or disposal costs (such as brokerage or stamp duty).
Capital gains made by non-residents of Australia are only subject to Australian tax if they are in respect of the disposal of assets which are taxable Australian property. Very broadly, a share or ADR will be taxable Australian property if the share or ADR is in a company that principally owns (directly or indirectly) Australian real property and the share is part of a shareholding that represents at least 10% of all of the shares or ADRs in the company (when taking into account shares or ADRs owned by the participant or associates). Any non-resident shareholder who held at least 10% of shares or ADRs (when taking into account shares or ADRs owned by the participant or associates) at any time during the 2 years prior to disposing of the shares or ADRs in the Company should consult their own tax advisers regarding the capital gains tax consequences of a disposal of shares or ADR’s in the Company.
Shares or ADRs will also be taxable Australian property and any capital gain made on the disposal of such shares or ADRs will be subject to Australian tax if the share or ADRs have at any time been held by a taxpayer in carrying on a business through a permanent establishment in Australia.
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
Holders who are individuals or who hold shares or ADRs directly through trusts and are subject to Australian tax may be eligible to have their capital gain (after applying any capital losses against it) discounted by 50% if they have held their shares or ADRs for at least 12 months. If the shares or ADRs were acquired before 11:45 am on September 21, 1999, such Holders may choose whether to calculate their capital gain using indexation frozen at September 21, 1999 or by applying the CGT discount without indexation. If the shares or ADRs were acquired after 11:45 am on September 21, 1999, it will not be possible to elect to apply indexation and such Holders will be entitled to the CGT discount if they have held the shares or ADRs for at least 12 months. Companies are not entitled to the CGT discount.
A capital loss will be made if the disposal proceeds for the shares or ADRs are less than the reduced cost base. Broadly, the reduced cost base will be calculated in a similar way to the cost base, however, the reduced cost base is calculated without indexation. Capital losses can only be offset against capital gains realised in the same year or in later years.
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
For additional disclosure regarding interest rate risk see Item 18 — Note 15.
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
As of June 30, 2010, the Group did not hold derivative financial instruments in managing its foreign currency, however, the Company may from time to time enter into hedging arrangements where circumstances are deemed appropriate. Foreign subsidiaries with a functional currency of AUD have exposure to the local currency of these subsidiaries and any other currency these subsidiaries trade in. The functional currency of Marshall Edwards, Inc. and Glycotex, Inc. is USD and these subsidiaries have exposure to AUD and any other currency these subsidiaries trade in.
The Company has mitigated and will continue to mitigate a portion of its currency exposure through international sales, marketing and support operations in which all costs are local currency based. Net foreign currency loss in fiscal year was A$512,000 compared to net foreign currency gains of A$920,000 in fiscal year 2009.
For additional disclosure regarding market risk see Item 18 — Note 15.
Item 12. Description of Securities Other than Equity Securities
American Depository Shares
The depositary collects its fees for delivery and surrender of American Depository Shares (ADSs) directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deductions from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

Persons depositing or withdrawing shares must pay:	For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	•	Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

	•	Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$.02 (or less) per ADS	•	Any cash distribution to ADS registered holders

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	•	Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS registered holders

$.02 (or less) per ADSs per calendar year	•	Depositary services

Registration or transfer fees	•	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Persons depositing or withdrawing shares must pay:	For:
Expenses of the depositary	•	Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)

	•	Converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	•	As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	•	As necessary
As part of its service to the Company, The Bank of New York Mellon as depositor, has agreed to waive fees for the standard costs associated with the administration and maintenance of the ADR program. The estimated cost for this service is approximately $55,000 per annum. For the period July 1, 2009 to June 30, 2010 the Company has paid The Bank of New York approximately US$15,000 for other services including AGM/EGM services and mailing of Company Notices.

PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies
This item is not applicable.
Item 14. Material Modifications to the Rights of Security Holders and the Use of Proceeds
This item is not applicable.
Item 15. Controls and Procedures
(a) Disclosure Controls and Procedures
At the end of the period covered by this Annual Report, the Company’s management, with the participation of the Principal Executive Officer and Chief Financial Officer, evaluated the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act). Based on that evaluation, the Company’s Principal Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures are effective to ensure that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act were recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.
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

Management assessed the effectiveness of the Company’s internal control over financial reporting as of June 30, 2010 based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework. Based on this assessment, management concluded that the Company’s internal control over financial reporting is effective as of June 30, 2010.
(c) Attestation Report
The attestation report of the Company’s independent registered public accounting firm regarding the Company’s internal control over financial reporting appears in the independent public account firm’s report on page 87.
(d) Changes in Internal Controls
During the fiscal year ended June 30, 2010, there has been no change in internal control over reporting that has materially affected or is reasonably likely to materially affect the Company’s internal control over financial reporting.
Item 16. Reserved
Item 16A. Audit Committee Financial Expert
The Board of Directors has determined that Mr. William D. Rueckert, qualifies as an “audit committee financial expert” as that term is defined in Item 16A of Form 20-F. Mr. Rueckert meets the independence requirements of the Nasdaq Global Market and SEC’s rules and regulations.
Item 16B. Code of Ethics
The Company has adopted a Code of Ethics that applies to all its employees, Executive Officers and Directors, including its Chief Financial Officer and persons performing similar functions. A copy of the Code of Ethics is posted in the “About Novogen — Corporate Governance” section of Novogen Limited’s website, and may be viewed at http://www.novogen.com. If the Company makes any substantive amendment, to the Code of Ethics or grants any waiver, including an implicit waiver, from a provision of the Code of Ethics to Directors or Executive Officers, it will disclose the nature of such amendment or waiver on the Company’s website.

Item 16C. Principal Accounting Fees and Services
BDO Audit (NSW-VIC) Pty Ltd (“BDO”) (formerly BDO Kendalls Audit and Assurance (NSW-VIC) Pty Ltd) has audited the Company’s annual financial statements acting as the independent registered public accounting firm for the fiscal years ended June 30, 2010 and 2009.
The charts below set forth the total fees for services performed by BDO in 2010 and 2009 and summarizes these amounts by the category of service.

	2010	2009
	A$’000	A$’000
Audit fees	333	329
Audit related fees	—	3
Tax fees	26	51
Other Fees	—	6

Total fees	359	389

Audit fees
The audit fees include the aggregate fees incurred in fiscal years 2010 and 2009 for professional services rendered in connection with the audit of the Company’s annual financial statements and for related services that are reasonably related to the performance of the audit (including audit in respect of the Sarbanes-Oxley Section 404) or services that are normally provided by the auditor in connection with regulatory filings of engagements for those financial years (including review of the Company’s Annual Report on Form 20-F, consents and other services related to SEC matters).
Audit Related Services
Fees for audit related services billed in fiscal years 2009 include audit related services provided in connection with the filing of a registration statement for Marshall Edwards
Tax Fees
Tax fees billed in each of the fiscal years 2010 and 2009 were for the preparation of tax returns and related advice.
All Other Fees
Other fees incurred by the Company in fiscal year 2009 relate to the costs associated with regulatory compliance and other general matters.
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

PART III
Item 17. Financial Statements
Not Applicable
Item 18. Financial Statements
The financial statements filed as part of this Annual Report are included on pages 90 through 145 hereof.
Item 19. Exhibits
     (a) Exhibits

Exhibit
No.	Exhibit Description
1.1	Constitution of Novogen Limited (formerly known as the Memorandum of Association and Articles of Association). (1)

2.1	Deposit Agreement as further amended and restated, dated as of September 29, 2005, among Novogen Limited, the Bank of New York, as Depositary, and owners and holders from time to time of ADRs issued thereunder. (2)

4.1	Employment Contract between the Company and Mr. C. Naughton dated June 21, 2006. (4)

4.2	Lease between Hyperion Property Syndicates Limited (Lessor) and Novogen Laboratories Pty Ltd for the Company’s corporate headquarters at 140 Wicks Road, North Ryde, New South Wales. (*)

4.3	Employment Contract between the Company and Professor Alan Husband dated March 10, 2010. (*)

4.4	Employment Contract between the Company and Bryan Palmer dated March 10, 2010. (*)

4.5	Employment Contract between the Company and Craig Kearney dated March 10, 2010. (*)

4.6	Employment Contract between the Company and David Seaton dated March 10, 2010. (*)

4.7	Employment Contract between the Company and Ronald Erratt dated March 10, 2010. (*)

4.8	Employment Contract between the Company and Warren Lancaster dated March 10, 2010. (*)

Exhibit
No.	Exhibit Description
4.9	Employment Contract between the Company and Mark Hinze dated September 23, 2010. (*)

4.10	Patent License Agreement, dated as of November 13, 1997, by and among Novogen Limited, Novogen Research Pty Limited, Novogen Inc. and Protein Technologies International Inc.** (6)

4.11	Amendment to the Patent License Agreement, dated as of June 21, 2004 by and among Novogen Limited, Novogen Research Pty Limited, Novogen Inc. and Solae LLC (formerly known as Protein Technologies International Inc.)** (7)

8.1	Company Subsidiaries. (*)

12.1	Certification of the Chairman and Acting Principal Executive Officer pursuant to Rule 13a — 14(a) of the Securities Exchange Act of 1934, as amended. (*)

12.2	Certification of Chief Financial Officer pursuant to Rule 13a — 14(a) of the Securities Exchange Act of 1934, as amended. (*)

13.1	Certification by the Chairman and Acting Principal Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as added by Section 906 of the Sarbanes — Oxley Act of 2002. (*)

*	Filed herewith.

**	Portions of these documents have been omitted pursuant to a request for confidential treatment. Such omitted portions have been filed separately with the SEC.

(1)	Incorporated by reference to the Registration Statement on Form 20-F filed with the Securities and Exchange Commission on December 24, 1998 (File No. 0-29962)

(2)	Incorporated by reference to the Registration Statement on Form F-6 filed with the Securities and Exchange Commission on September 29, 2005 (File No. 333-128681)

(3)	Incorporated by reference to the Annual Report on Form 20-F filed with the Securities and Exchange Commission on November 27, 2000 (File No. 0-29962)

(4)	Incorporated by reference to the Annual Report on Form 20-F filed with the Securities and Exchange Commission on November 29, 2006 (File No. 0-29962)

(5)	Incorporated by reference to the Annual Report on Form 20-F filed with the Securities and Exchange Commission on December 14, 2007 (File No. 0-29962)

(6)	Incorporated by reference to the Annual Report on Form 20-F/A filed with the Securities and Exchange Commission on March 20, 2009 (File No. 0-29962).

(7)	Incorporated by reference to the Annual Report on Form 20-F/A filed with the Securities and Exchange Commission on May 5, 2009 (File No. 0-29962).

Report of Independent Registered Public Accounting Firm
Board of Directors
Novogen Limited
We have audited the accompanying consolidated statements of financial position of Novogen Limited as of June 30, 2010 and 2009 and the related consolidated statements of comprehensive income, consolidated statements of changes in equity, and consolidated statements of cash flows for each of the three years in the period ended June 30, 2010. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Novogen Limited at June 30, 2010 and 2009, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2010, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Novogen Limited’s internal control over financial reporting as of June 30, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated December 8, 2010 expressed an unqualified opinion thereon.
BDO Audit (NSW-VIC) Pty Ltd
Sydney, NSW Australia
December 8, 2010

Report of Independent Registered Public Accounting Firm
Board of Directors
Novogen Limited
We have audited Novogen Limited’s internal control over financial reporting as of June 30, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Novogen Limited’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Item 15(b), Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.
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
In our opinion, Novogen Limited maintained, in all material respects, effective internal control over financial reporting as of June 30, 2010, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the accompanying consolidated statements of financial position of Novogen Limited as of June 30, 2010 and June 30, 2009, and the related consolidated statements of comprehensive income, consolidated statements of changes in equity and consolidated statements of cash flows for each of the three years in the period ended June 30, 2010 and our report dated December 8, 2010 expressed an unqualified opinion.
BDO Audit (NSW-VIC) Pty Ltd
Sydney, NSW, Australia
December 8, 2010

Directors’ Declaration
The Directors of the Company declare that:
1.	The financial statements, comprising the Statement of Comprehensive Income, Statement of Financial Position, Statement of Cash Flows, Statement of Changes in Equity, accompanying notes, are in accordance with the Corporations Act 2001 and:
(a)	comply with Accounting Standards and the Corporations Regulations 2001; and

(b)	give a true and fair view of the consolidated entity’s financial position as at 30 June, 2010 and of the performance for the year ended on that date.
2.	The Company has included in the notes to the financial statements an explicit and unreserved statement of compliance with International Financial Reporting Standards.

3.	In the Directors’ opinion, there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

4.	The Directors have been given the declaration by Chief Financial Officer required by section 295A.
Novogen Limited and its subsidiaries identified in Note 17 are parties to the deed of cross guarantee under which each company guarantees the debts of the others. At the date of this declaration there are reasonable grounds to believe that the companies which are parties to this deed of cross guarantee will as a consolidated entity be able to meet any obligations or liabilities to which they are, or may become, subject to, by virtue of the deed.
This declaration is made in accordance with a resolution of the Board of Directors and is signed for and on behalf of the Directors by:

William Rueckert
Non-executive Chairman

Sydney, December 9, 2010

STATEMENT OF COMPREHENSIVE INCOME
for the year ended 30 June, 2010

			Consolidated
			2010	2009	2008	2010
	Notes		A$’000	A$’000	A$’000	US$’000

Continuing Operations
Revenue	2		9,908	11,147	13,283	8,402
Cost of sales			(2,216)	(2,523)	(4,090)	(1,879)

Gross profit			7,692	8,624	9,193	6,523

Other income	2		7	—	1,623	6

Research & development expenses			(8,093)	(18,788)	(18,811)	(6,863)
Selling & promotional expenses			(4,196)	(6,572)	(6,134)	(3,558)
Shipping and handling expenses			(236)	(341)	(300)	(200)
General and administrative expenses			(10,395)	(6,671)	(9,792)	(8,815)
Other expenses			—	(27)	(528)	—
Finance costs			(15)	(11)	(24)	(13)

Loss before income tax	2		(15,236)	(23,786)	(24,773)	(12,920)

Income tax expense	3		(10)	(1)	(4)	(8)

Loss after tax from continuing operations			(15,246)	(23,787)	(24,777)	(12,928)

Loss for the period			(15,246)	(23,787)	(24,777)	(12,928)

Other comprehensive income
Net exchange difference on translation of financial statements of foreign controlled entities			(1,079)	6,163	(3,775)	(915)

Other comprehensive income			(1,079)	6,163	(3,775)	(915)

Total comprehensive income			(16,325)	(17,624)	(28,552)	(13,843)

Loss attributable to:
Non-controlling interest			(2,901)	(4,859)	(4,513)	(2,460)
Novogen Limited	12	(c)	(12,345)	(18,928)	(20,264)	(10,468)

			(15,246)	(23,787)	(24,777)	(12,928)

Total comprehensive income attributable to:
Non-controlling interest			(3,212)	(3,121)	(5,559)	(2,724)
Novogen Limited			(13,113)	(14,503)	(22,993)	(11,119)

			(16,325)	(17,624)	(28,552)	(13,843)

Basic and diluted earnings/(loss) per share (cents)	4		(12.1)	(18.6)	(20.8)	(10.3)
The above Statement of Comprehensive income should be read in conjunction with the accompanying notes.

STATEMENT OF FINANCIAL POSITION
as at 30 June, 2010

			Consolidated
			2010	2009	2010
	Notes		A$’000	A$’000	US$’000

CURRENT ASSETS
Cash and cash equivalents	5		15,131	33,338	12,831
Trade and other receivables	6		1,984	2,252	1,682
Inventories	7		1,561	1,334	1,324
Other current assets	8		442	565	375

Total current assets			19,118	37,489	16,212

NON-CURRENT ASSETS
Property, plant and equipment	9		172	353	146

Total non-current assets			172	353	146

TOTAL ASSETS			19,290	37,842	16,358

CURRENT LIABILITIES
Trade and other payables	10		5,365	8,059	4,550
Provisions	11		597	774	506

Total current liabilities			5,962	8,833	5,056

NON-CURRENT LIABILITIES
Provisions	11		152	236	129

Total non-current liabilities			152	236	129

TOTAL LIABILITIES			6,114	9,069	5,185

NET ASSETS			13,176	28,773	11,173

EQUITY
Contributed equity	12	(a)	206,419	206,419	175,043
Reserves	12	(b)	(3,778)	(3,010)	(3,204)
Accumulated losses	12	(c)	(191,452)	(179,730)	(162,351)

Capital and reserves attributable to owners of Novogen Limited			11,189	23,679	9,488

Non-controlling interest	12	(d)	1,987	5,094	1,685

TOTAL EQUITY			13,176	28,773	11,173

The above Statement of Financial Position should be read in conjunction with the accompanying notes.

STATEMENT OF CHANGES IN EQUITY
for the year ended 30 June, 2010

					Non-
	Contributed	Accumulated			controlling
	equity	losses	Reserves	Total	interest	Total equity	Total equity
Consolidated	A$’000	A$’000	A$’000	A$’000	A$’000	A$’000	US$’000

At 1 July, 2007	191,876	(146,147)	(5,155)	40,574	4,052	44,626	37,842

Loss for the period	—	(20,264)	—	(20,264)	(4,513)	(24,777)	(21,011)
Exchange differences on translation of foreign operations	—	—	(2,729)	(2,729)	(1,046)	(3,775)	(3,201)

Total comprehensive income	—	(20,264)	(2,729)	(22,993)	(5,559)	(28,552)	(24,212)

Issue of share capital by subsidiary	18,429	—	—	18,429	—	18,429	15,628
less non-controlling interest	(5,334)	—	—	(5,334)	5,334	—	—
Share-based payments	—	850	—	850	284	1,134	962
Share of opening equity transferred to minority interest due to issuance of shares by subsidiary	(4,539)	3,310	393	(836)	836	—	—

Total transactions with owners in their capacity as owners	8,556	4,160	393	13,109	6,454	19,563	16,590

At 30 June, 2008	200,432	(162,251)	(7,491)	30,690	4,947	35,637	30,220

At 1 July, 2008	200,432	(162,251)	(7,491)	30,690	4,947	35,637	30,220

Loss for the period	—	(18,928)	—	(18,928)	(4,859)	(23,787)	(20,171)
Exchange differences on translation of foreign operations	—	—	4,425	4,425	1,738	6,163	5,226

Total comprehensive income	—	(18,928)	4,425	(14,503)	(3,121)	(17,624)	(14,945)

Issue of share capital (4,531,633 shares)	5,527	—	—	5,527	—	5,527	4,687
Issue of share capital by subsidiary	4,033	—	—	4,033	—	4,033	3,420
less non-controlling interest	(3,047)	—	—	(3,047)	3,047	—	—
Share-based payments	—	1,060	—	1,060	140	1,200	1,018
Share of opening equity transferred to non-controlling interest due to issuance of shares by subsidiary	(526)	389	56	(81)	81	—	—

Total transactions with owners in their capacity as owners	5,987	1,449	56	7,492	3,268	10,760	9,125

At 30 June, 2009	206,419	(179,730)	(3,010)	23,679	5,094	28,773	24,400

At 1 July, 2009	206,419	(179,730)	(3,010)	23,679	5,094	28,773	24,400

Loss for the period	—	(12,345)	—	(12,345)	(2,901)	(15,246)	(12,928)
Exchange differences on translation of foreign operations	—	—	(768)	(768)	(311)	(1,079)	(916)

Total comprehensive income	—	(12,345)	(768)	(13,113)	(3,212)	(16,325)	(13,844)

Share-based payments	—	623	—	623	105	728	617

Total transactions with owners in their capacity as owners	—	623	—	623	105	728	617

At 30 June, 2010	206,419	(191,452)	(3,778)	11,189	1,987	13,176	11,173

The above Statements of Changes in Equity should be read in conjunction with the accompanying notes.

STATEMENT OF CASH FLOWS
for the year ended 30 June, 2010

		Consolidated
		2010	2009	2008	2010
	Notes	A$’000	A$’000	A$’000	US$’000

Cash flows from operating activities
Net loss before tax		(15,236)	(23,786)	(24,773)	(12,920)
Income tax paid		(10)	(1)	(4)	(8)

Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortisation		198	282	353	168
Net (gain)/loss on disposal of property, plant and equipment		(7)	29	(1,623)	(6)
Share-based payments		728	1,200	602	617

Changes in operating assets and liabilities:
(increase)/decrease in trade receivables		252	527	300	214
(increase)/decrease in other receivables		16	190	1,007	14
(increase)/decrease in inventories		(227)	595	1,970	(192)
(increase)/decrease in prepayments		123	(23)	88	104
increase/(decrease) in trade and other payables		(2,694)	1,388	751	(2,285)
increase/(decrease) in provisions		(261)	(83)	282	(221)
exchange rate change on opening cash		512	(920)	937	434

Net cash flows used in operating activities		(16,606)	(20,602)	(20,110)	(14,081)

Cash flows from investing activities
Acquisition of property, plant and equipment		(22)	(94)	(95)	(19)
Proceeds from sale of plant and equipment		12	5	3,831	10

Net cash flows from/(used in) investing activities		(10)	(89)	3,736	(9)

Financing Activities
Proceeds from the issue of ordinary shares		—	5,527	—	—
Proceeds from the issue of shares by subsidiary		—	4,033	18,961	—
Withdrawal of/(investment in) short-term deposits		—	2,000	(2,000)	—

Net cash flows from/(used in) financing activities		—	11,560	16,961	—

Net (decrease)/increase in cash and cash equivalents		(16,616)	(9,131)	587	(14,090)
Cash and cash equivalents at beginning of period		32,338	34,386	38,511	27,422
Effect of exchange rates on cash holdings in foreign currencies		(1,591)	7,083	(4,712)	(1,349)

Cash and cash equivalents at end of period	5	14,131	32,338	34,386	11,983

The above Statements of Cash Flows should be read in conjunction with the accompanying notes.

NOTES TO THE FINANCIAL STATEMENTS
The financial report of Novogen Limited for the year ended 30 June, 2010 was authorised for issue in accordance with a resolution of the Board of Directors on 9 December, 2010.
Note 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
The significant accounting policies which have been adopted in the preparation of the financial report are:
Basis of preparation
The financial report is a general-purpose financial report, which has been prepared in accordance with the requirements of the Corporations Act 2001, Australian Accounting Standards and other authoritative pronouncements of the AASB. The financial report has also been prepared on a historical cost basis with all amounts presented in Australian dollars, rounded to the nearest thousand dollars ($’000), unless otherwise stated.
Separate financial statements for Novogen Limited as a separate legal entity are no longer presented as a consequence of a change to the Corporations Act 2001. However, limited information for Novogen Limited as an individual entity is included in Note 17.
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
Non-controlling interests represent the portion of profit or loss and net assets in Marshall Edwards, Inc. and Glycotex, Inc. not held by the Group and are presented separately in the Statement of Comprehensive Income and within equity in the consolidated Statement of Financial Position.

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
Clinical trial expenses of A$901,000 have been accrued at June 30, 2010. These estimates are based on the number of patients in each trial and the drug administration cycle.
At 30 June, 2009 approximately A$1,456,000 was accrued in relation to claims received for clinical trial expenses in connection with the termination of enrolment into the OVATURE Phase III clinical trial. Following negotiations A$974,000 was paid in final settlement of these claims.
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
Impairments
The Group assesses impairment at the end of each reporting period by evaluating conditions specific to the Group that may lead to impairment of assets. Where an impairment trigger exists, the recoverable amount of the asset is determined. Value-in-

use calculations performed in assessing recoverable amounts incorporate a number of key estimates.
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
Government grants
Grant income is recognised when there is reasonable assurance that the grant will be received and all attaching conditions will be complied with. Grant income is recognised in the profit or loss over the periods necessary to match the grant on a systematic basis to the costs that it is intended to compensate.
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
Operating lease payments are recognised as an expense in the profit or loss on a straight-line basis over the lease term. Lease incentives are recognised in the profit or loss as an integral part of the total lease expense.
The cost of improvements to or on leasehold property is capitalised, disclosed as leasehold improvements, and amortised over the unexpired period of the lease or the estimated useful lives of the improvements, whichever is the shorter.
Cash and cash equivalents
Cash and short term deposits in the Statement of Financial Position comprise cash at bank and in hand and short-term deposits with an original maturity of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.
For the purposes of the Statement of Cash Flows, cash and cash equivalents consist of cash and cash equivalents as defined above, net of outstanding bank overdrafts and secured cash.
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
Costs incurred for finished goods and work-in-progress in bringing each product to its present location and condition are accounted for as cost of direct material, direct labour and a proportion of manufacturing overheads based on normal operating capacity but excluding borrowing costs and assigned on a standard costing basis. Costs are assigned using a standard costing system on the basis of weighted average costs.
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
Translation of foreign currency transactions
Transactions in foreign currencies are initially recorded in the functional currency at the exchange rates ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated at the rate of the exchange ruling as at the end of the reporting period.
Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate as at the date of the initial transaction.
Translation of financial reports of overseas operations
As at the end of the reporting period the assets and liabilities of overseas subsidiaries are translated into the presentation currency of the Group at the rate of exchange ruling as at the end of the reporting period and the income and expenses are translated at the weighted average exchange rates for the period.
The exchange differences arising on the retranslation of overseas operations which have a functional currency of $A are taken directly to the profit or loss. The exchange differences arising on the retranslation of overseas operations which have a functional currency that is not $A are taken directly to a separate component of equity (foreign currency translation reserve).
Taxes
Income tax
Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantially enacted by the end of the reporting period.
Deferred income tax is provided on all temporary differences as at the end of the reporting period between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.
The carrying amount of deferred income tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilised.
Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realised or the liability is settled, based on the tax rates (and tax laws) that have been enacted or substantively enacted as at the end of the reporting period.
Unrecognised deferred income tax assets are reassessed at the end of each reporting period and recognised to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.
Income taxes relating to items recognised directly in equity are recognised in equity and not in the Statement of Comprehensive Income.
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
Impairment of assets
At the end of each reporting period, the Group assesses whether there is any indication that an asset may be impaired. Where an indicator of impairment exists, the Group makes a formal estimate of recoverable amount. Where the carrying amount of an asset exceeds its recoverable amount the asset is considered impaired and is written down to its recoverable amount.
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
Employee benefits
Wages, salaries, annual leave
Liabilities for wages and salaries, including non-monetary benefits, are recognised in other payables in respect of employees’ services up to the end of the reporting period. Liabilities for annual leave are recognised in current provisions in respect of employees’ services up to the end of the reporting period. They are measured at the amounts expected to be paid when the liabilities are settled.
Long service leave
The liability for long service leave is recognised in the provision for employee benefits and measured as the present value of expected future payments to be made in respect of services provided by employees up to the end of the reporting period using the projected unit credit method. Consideration is given to expected future wage and salary levels, experience of employee departures, and periods of service. Expected future payments are discounted using market yields at the end of the reporting period on national government bonds with terms to maturity and currencies that match, as closely as possible, the estimated future cash outflows.
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
The cost of equity-settled transactions is recognised, together with a corresponding increase in equity, over the vesting period of the instrument. The cumulative expense recognised for equity-settled transactions at each end of the reporting period until vesting date reflects (i) the extent to which the vesting period has expired and (ii) the Group’s best estimate of the number of equity instruments that will ultimately vest. The Statement of Comprehensive Income charge or credit for a period represents the movement in cumulative expense recognised as at the beginning and end of that period.
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
Subsidiary equity issues
Where a subsidiary makes a new issue of capital subscribed by non-controlling interests, the parent company may make a gain or loss due to dilution of non-controlling interests. These gains or losses are recognised in equity attributable to the parent company.
Earnings per share (EPS)
Basic earnings per share amounts are calculated by dividing net loss for the year attributable to owners of the parent by the weighted average number of ordinary shares outstanding during the year.
Diluted earnings per share amounts are calculated by dividing the net loss attributable to owners of the parent by the weighted average number of ordinary shares outstanding during the year plus the weighted average number of ordinary shares that would be issued on the conversion of all the dilutive potential ordinary shares into ordinary shares.
Deferred offering costs
Where costs associated with a capital raising have been incurred at the end of the reporting period and it is probable that the capital raising will be successfully completed after the end of the reporting period, such costs are deferred and offset against the proceeds subsequently received from the capital raising.
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
New accounting standards and interpretations
Certain new accounting standards and interpretations have been published that are not mandatory for 30 June, 2010 reporting periods. The Group’s assessment of the impact of these new standards and interpretations is set out below.
(i) AASB 2009-5 Further Amendments to Australian Accounting Standards arising from the Annual Improvements Process — (effective 1 January, 2010)
In May 2009, the AASB approved amendments to AASB 5 Non-current Assets Held for Sale and Discontinued Operations, AASB 101 Presentation of Financial Statements, AASB 107 Statement of Cash Flows and AASB 117 Leases.
The amendment to AASB 5, Non-current Assets Held for Sale, clarifies that disclosures required for non-current assets (or disposal groups) classified as held for sale or discontinued operations are limited to those required by AASB 5 unless: a) Disclosures are specifically required for these assets by other AASBs; or b) Assets and liabilities of a disposal group are not within the measurement requirements of AASB 5 and disclosures are required by other AASBs. There will be no impact as these requirements are only required to be applied prospectively to disclosures for non-current assets (or disposal groups) classified as held for sale or discontinued operations.

The amendment to AASB 101, Presentation of Financial Statements, clarifies that terms of a liability that could, at the option of the counterparty, result in the liability being settled by the issue of equity instruments, do not affect its classification. This means that unless the terms of such liabilities require a transfer of cash or other assets within 12 months, they do not necessarily have to be classified as current liabilities. Initial adoption of this amendment will have no impact as the Group does not have any current liabilities where the counterparty has the option to have the liabilities settled by the issue of equity instruments.
The amendment to AASB 107, Statement of Cash Flows, clarifies that only expenditures that result in a recognised asset in the statement of financial position are eligible for classification as cash flows from investing activities. Initial adoption of this amendment will have no impact as the Group only recognises cash flows from investing activities for expenditures that result in a recognised asset in the statement of financial position.
The amendment to AASB 117, Leases, allows Land to be classified as a finance lease for very long leases where the significant risks and rewards are effectively transferred, despite there being no transfer of title. Initial adoption of this amendment will have no impact as the Group has no leases for land.
(ii) AASB 2009-8 Amendments to Australian Accounting Standards — Group Cash-settled Share-based Payment Transactions (effective from 1 January, 2010)
AASB 2009-8 clarifies the scope and accounting for Group cash-settled share-based payment transactions in the individual financial statements of an entity receiving the goods/services when that entity has no obligation to settle the share-based payment transaction. There will be no impact as there are no share-based payment transactions where the Group receives goods or services with no corresponding obligation to settle the share-based payment transaction.
(iii) AASB 9 Financial Instruments (effective from 1 January, 2013)
In September 2009 the AASB issued AASB 9, Financial Instruments, which amends the requirements for classification and measurement of financial assets. Due to the recent release of these amendments and that adoption is only mandatory for the 30 June 2014 year end, the Group has not yet made an assessment of the impact of these amendments.
(iv) AASB Interpretation 19 Extinguishing Financial Liabilities with Equity Instruments (effective from 1 July, 2010)
In December 2009, the AASB issued AASB Interpretation 19, Extinguishing Financial Liabilities, with Equity Instruments which requires equity instruments issued to a creditor to extinguish all or part of a financial liability are ‘consideration paid’ to be recognised at the fair value of the equity instruments issued, unless their fair value cannot be measured reliably, in which case they are measured at the fair value of the debt extinguished. Any difference between the carrying amount of the financial liability extinguished and the ‘consideration paid’ is recognised in profit or loss. There will be no impact as the Group has not undertaken any debt for equity swaps.
(v) AASB 2010-3 Amendments to Australian Accounting Standards arising from the Annual Improvements Process (effective 1 July, 2010) and AASB 2010-4 Further Amendments to Australian Accounting Standards arising from the Annual Improvements Process — (effective 1 January, 2011)
In June 2010, numerous necessary, but not urgent, changes to IFRSs were issued as a result of IASB’s 2009 annual improvements project. The changes that are relevant to the Group are disclosed below.
The amendment to AASB 3 Business Combinations (effective1 July 2010) limits the choice of measuring non-controlling interests (NCI) at either fair value or the NCI’s proportionate share of the acquiree’s net identifiable assets to NCI’s that are present ownership instruments that entitle their holders to a proportionate share of the entity’s net assets in the event of liquidation. Other components of NCI must be measured at acquisition date fair value, or as required by other Accounting Standards. There will be no impact on initial adoption as these requirements are only required to be applied prospectively.
Amendments to AASB 7, Financial Instruments: Disclosures (effective1 January 2011) deletes various disclosures relating to credit risk, renegotiated loans and receivables and the fair value of collateral held. There will be no impact on initial adoption to amounts recognised in the financial statements as the amendments result in fewer disclosures only.
Amendments to AASB 101, Presentation of Financial Statements (effective1 January 2011), requires a detailed reconciliation of each item of other comprehensive income to be included in the statement of changes in equity or in the notes to the financial statements. There will be no impact on initial adoption of this amendment as a detailed reconciliation of each item of other comprehensive income has always been included in the statement of changes in equity and the notes to the accounts.

Note 2 (LOSS)/PROFIT BEFORE INCOME TAX

	Consolidated
	2010	2009	2008
	A$’000	A$’000	A$’000

Revenue and expenses from continuing operations

(a) Revenue
Sale of goods	7,983	8,333	9,400

	7,983	8,333	9,400

Bank interest	290	888	1,773
Royalties	1,633	1,923	1,749
Licence fees	—	—	224
Other	2	3	137

	1,925	2,814	3,883

Total revenue	9,908	11,147	13,283

(b) Other income

Net gains on disposal of plant and equipment	7	—	1,623

	7	—	1,623

(c) Other expenses
Loss on disposal of plant and equipment	—	29	—
Reassessment of expected grant income	—	—	915
Inventory impairment provision	—	1,087	(387)
Impairment loss — financial assets
Trade receivables	—	23	(29)
Other debtors	—	—	62

	—	1,139	561

(d) Depreciation included in the statement of comprehensive income
Depreciation :
Included in cost of sales	—	—	2
Included in administrative expenses	198	282	351

(e) Lease payments and other expenses included in the income statement
Included in administrative expenses:
Minimum lease payments — operating leases	476	775	663
Net foreign exchange differences	512	(920)	937

(f) Employee benefit expense
Wages and salaries	5,453	6,884	7,248
Workers’ compensation costs	47	51	61
Defined contribution plan expense	573	1,139	1,147
Termination costs	3,017	—	—
Share-based payments expense	728	1,060	576

	9,818	9,134	9,032

Note 3 INCOME TAX

	Consolidated
	2010	2009	2008
	A$’000	A$’000	A$’000

A reconciliation between tax expense and the product of accounting (loss)/profit before income tax multiplied by the Group’s applicable tax rate is as follows:

Accounting (loss)/profit before tax from operations	(15,236)	(23,786)	(24,773)

At the Group’s statutory income tax rate of 30% (2009 and 2008: 30%)	(4,571)	(7,136)	(7,432)

Foreign tax rate differentials	(184)	(727)	619
Non deductible expenses	85	310	307
Deductible balancing adjustments	—	—	3
Research and development allowance	(604)	(1,403)	(1,165)

Sub-total	(5,274)	(8,956)	(7,668)
Tax losses and timing differences not recognised	5,284	8,957	7,672

Tax expense	10	1	4

Components of income tax expense/(benefit)
Current tax	(5,274)	(8,956)	(7,668)
Deferred tax	5,284	8,957	7,672

Income tax expense	10	1	4

Deferred income tax

Deferred income tax at 30 June relates to the following:
Deferred tax assets
Depreciation	301	340	761
Provisions and accruals	166	1,875	1,025
Exchange losses	113	121	78
Share based payments by USA subsidiaries	171	203	—
Other	51	60	6
Losses carried forward
— Australia	40,474	35,177	33,238
— US	16,921	16,990	11,876
— Other countries	1,899	2,368	3,653

Total deferred tax assets not recognised	60,096	57,134	50,637

Deferred tax liability
Other	—	(76)	(117)

Total deferred tax liability not recognised	—	(76)	(117)

Net deferred tax asset not recognised	60,096	57,058	50,520

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
Note 4 EARNINGS PER SHARE
The notional issue of potential ordinary shares resulting from the exercise of options detailed in Note 13 does not result in diluted earnings per share therefore the information has not been disclosed.
Potential ordinary shares (non-dilutive) and not included in determining earnings per share: 2,370,340 options (refer Note 13).
There have been no conversions to, calls of, or subscriptions for ordinary shares or issues of potential ordinary shares since the end of the reporting period and before the completion of this financial report.
The following reflects the income and share data used in the basic and diluted earnings per share computations:

	Consolidated
	2010	2009	2008
	A$’000	A$’000	A$’000

Net loss attributable to owners of the parent	(12,345)	(18,928)	(20,264)

	2010	2009	2008
	Thousands	Thousands	Thousands

Weighted average number of ordinary shares used in calculating basic and diluted earnings per share	102,126	101,741	97,594

Note 5 CASH AND CASH EQUIVALENTS

	Consolidated
	2010	2009
	A$’000	A$’000

Cash at bank and in hand	12,131	27,848
Short-term deposits	2,000	4,490

	14,131	32,338

Secured cash (Refer Note 15)	1,000	1,000

	15,131	33,338

Cash at bank earns interest at floating rates based on daily bank deposit rates.
Short-term deposits and secured cash are made for varying periods of between one day and three months, depending on the immediate cash requirements of the Group, and earn interest at the respective short-term deposit rates.

Note 6 TRADE AND OTHER RECEIVABLES

	Consolidated
	2010	2009
	A$’000	A$’000

Current

Trade receivables	1,279	1,531
Allowance for doubtful debts	(36)	(36)

	1,243	1,495

Deposits held	386	454
Other debtors	355	303

	1,984	2,252

Provision for doubtful debts
Trade receivables are non-interest bearing and are generally on 30-60 day terms. An allowance for doubtful debts is made when there is objective evidence that the Group will not be able to collect the debts.
At 30 June, 2010 trade receivables of $36,000 (2009: $36,000) were considered doubtful. These amounts have been included in selling and promotional expenses.
Movements in the allowance for doubtful debts were as follows:

	Consolidated
	2010	2009
	A$’000	A$’000

Balance at 1 July	(36)	(20)

Change in allowance for the year	3	(23)
Amounts (recovered)/written off during the year	(3)	7

Balance at 30 June	(36)	(36)

Past due but not considered doubtful
At 30 June, 2010 trade receivables of $408,000 (2009: $280,000) were past due but were not considered to be doubtful. These relate to a number of independent customers for whom there is no recent history of default. The ageing analysis of these trade receivables is as follows:

	Consolidated
	2010	2009
	A$’000	A$’000

1 - 30 days overdue	363	250
31 - 60 days overdue	33	15
61 - 90 days overdue	—	3
91 + days overdue	12	12

	408	280

Receivable balances which are neither overdue nor impaired are expected to be received when due.
Other receivables
Other debtors, generally arising from transactions outside usual operating activities of the Group, are non-interest bearing and have repayment terms between 7 and 30 days.
At 30 June, 2010 other receivables of $111,000 (2009: $Nil) were past due but were not considered to be doubtful.

	Consolidated
	2010	2009
	A$’000	A$’000

1 - 30 days overdue	62	—
31 - 60 days overdue	35	—
61 - 90 days overdue	—	—
91 + days overdue	14	—

	111	—

Other receivable balances which are neither overdue nor impaired are expected to be received when due.
Fair value and credit risk
Due to the short term nature of these receivables, their carrying value is assumed to approximate their fair value.
The maximum exposure to credit risk is the fair value of receivables. Collateral is not held against these receivables.
Foreign exchange and interest rate risk
Details regarding foreign exchange and interest rate risk exposure is disclosed in Note 15.

Note 7 INVENTORIES

	Consolidated
	2010	2009
	A$’000	A$’000

Current

Work in progress (at cost)	888	573
Finished goods (at cost)	673	761

	1,561	1,334

Note 8 OTHER CURRENT ASSETS

	Consolidated
	2010	2009
	A$’000	A$’000

Prepayments	442	565

Note 9 PROPERTY, PLANT AND EQUIPMENT

	Consolidated
	2010	2009
	A$’000	A$’000

Plant and equipment — at cost	2,601	2,697
Accumulated depreciation	(2,443)	(2,395)

	158	302

Leasehold improvements — at cost	111	107
Accumulated depreciation	(97)	(56)

	14	51

Total property, plant and equipment — at cost	2,712	2,804
Accumulated amortisation and depreciation	(2,540)	(2,451)

Total property, plant and equipment	172	353

Reconciliations
Reconciliations of the carrying amount of plant, property and equipment at the beginning and at the end of the current financial year:

	Consolidated
	2010	2009
	A$’000	A$’000

Plant and equipment
Carrying amount at beginning of financial year	302	517
Additions	18	63
Disposals	(5)	(21)
Depreciation expense	(157)	(257)

Carrying amount at end of financial year	158	302

Leasehold improvements
Carrying amount at beginning of financial year	51	58
Additions	4	32
Disposals	—	(14)
Depreciation expense	(41)	(25)

Carrying amount at end of financial year	14	51

Note 10 TRADE AND OTHER PAYABLES

	Consolidated
	2010	2009
	A$’000	A$’000

Current

Trade payables	2,529	2,837
Accrued trade payables	1,935	1,261
Accrued clinical trial payments	901	3,961

	5,365	8,059

Terms and conditions relating to the above payables:
•	trade payables are non-interest bearing and normally settled on 30 day terms; and

•	clinical trial payables are non-interest bearing and normally settled on 30 day terms.
Risk exposure
Information about the Group’s exposure to foreign exchange risk and liquidity risk is provided in Note 15.
Fair value
Due to the short term nature of these payables, their carrying value is assumed to approximate their fair value.

Note 11 PROVISIONS

	Consolidated
	2010	2009
	A$’000	A$’000

Employee benefit provision
Current	597	774
Non-current	103	190

	700	964

	Consolidated
	2010	2009
	A$’000	A$’000

Make good provision
Opening balance at beginning of the year	46	46
Additional provision made in the period	3	—

Closing balance at the end of the year	49	46

Current	—	—
Non-current	49	46

	49	46

In accordance with its Sydney premises lease, the Group must restore the leased premises to agreed condition at the end of the lease term. A provision of A$49,000 was made in respect of the Group’s expected obligation.
Note 12 CONTRIBUTED EQUITY AND RESERVES
(a) Issued and paid up capital

	Consolidated
	2010	2009
	A$’000	A$’000

Fully Paid Ordinary Shares
Novogen Limited
102,125,894 (2009: 102,125,894) ordinary shares	133,100	133,100

	133,100	133,100

Other
Gain arising on issue of shares by subsidiaries to outside shareholders:
Marshall Edwards, Inc.	65,855	65,855
Glycotex, Inc.	7,464	7,464

	73,319	73,319

Contributed Equity	206,419	206,419

Ordinary shares have the right to receive dividends as declared and, in the event of winding up the Company, to participate in the proceeds from the sale of all surplus assets in proportion to the number of and amounts paid up on shares held.
Ordinary shares entitle their holder to one vote, either in person or by proxy, at a meeting of the Company.
On March 31, 2010, MEI effected a reverse stock split of its outstanding common stock on a 1-for-10 split adjusted basis in order to satisfy a bid price listing requirement for continued inclusion on the Nasdaq Global Market under Nasdaq Rule 5450(a)(1). For the purpose of this report all share data presented has been adjusted retrospectively to incorporate the 1-for-10 reverse stock split.
Movements in issued and paid up ordinary share capital of Novogen Limited are as follows:

		Issue
	Number of	price
	shares	$	A$’000

On issue 1 July, 2008	97,594,261		127,573
New Share Issue	4,531,633	1.22	5,527

Total shares issued during the period	4,531,633		5,527
On issue 30 June, 2009	102,125,894		133,100

On issue 1 July, 2009	102,125,894		133,100

On issue 30 June, 2010	102,125,894		133,100

Share options
The Company has an employee share option plan under which options to subscribe for the Company’s shares have been granted to certain executive and other employees (refer Note 13).
(b) Reserves
The foreign currency translation reserve is used to record exchange differences arising from the translation of the financial statements of foreign subsidiaries.
Movements in the currency translation reserve were as follows:

	Consolidated
	2010	2009
	A$’000	A$’000

Balance at the beginning of the year	(3,010)	(7,491)
Share of opening reserve transferred to minority interest due to issuance of shares by subsidiary	—	56
Exchange differences on translation of foreign operations	(768)	4,425

Balance at the end of the year	(3,778)	(3,010)

(c) Accumulated losses
Movements in accumulated losses were as follows:

	Consolidated
	2010	2009
	A$’000	A$’000

Balance at the beginning of the year	(179,730)	(162,251)

Adjustment to opening retained earnings attributed to minority interest holders	—	389
Equity attributable to share based payments	623	1,060
Current year (loss)/profit	(12,345)	(18,928)

Balance at the end of the year	(191,452)	(179,730)

(d) Non-controlling interests
The non-controlling interests are detailed as follows:

	Consolidated
	2010	2009
	A$’000	A$’000

Ordinary shares	31,141	31,141
Foreign currency translation reserve	(1,504)	(1,193)
Accumulated losses	(27,650)	(24,854)

	1,987	5,094

Note 13 SHARE BASED PAYMENT PLANS
Employee Share Option Plan
The Company has suspended the Novogen Limited Employee Share Option Plan. When business conditions improve the design and application of the plan, including performance criteria, will be reviewed.
Under this plan all Executive Directors and executives and other staff had the opportunity to qualify for participation in the Employee Share Option Plan after achieving a qualifying service period. The qualifying service period was determined from time to time by the Board under the terms of the Employee Share Option Plan and employees were currently required to have completed one year service before they were eligible for a grant of options. The number and timing of options issued under the terms of the Employee Share Option Plan was entirely at the discretion of the Board. No options have been issued under this plan for the year ended 30 June, 2010.
Each option issued under the Employee Share Option Plan entitles its holder to acquire one fully paid ordinary share and is exercisable at a price equal to the weighted average price of such shares at the close of trading on the Australian Stock Exchange Limited for the five days prior to the date of issue. Options vest equally over a four year period from the date of grant and expire five years after grant date. No performance conditions apply to the options granted, however, the unvested option lapses if the employee ceases to be an employee during the vesting period. Options are not transferable and can not be settled by the Company in cash. The Employee Share Option Plan provides that in the event of a change of control of the Company or in the event that the Company is taken over, outstanding options become exercisable regardless of vesting status.
The expense recognised in the Statement of Comprehensive Income in relation to employee share-based payments is disclosed in Note 2(f).
Consultant options
The Company has also granted options by way of compensation to consultants who perform services for Novogen and its controlled entities. Options issued to consultants generally vest in four equal annual instalments over the vesting period. The expense recognised in the Statement of Comprehensive Income in relation to consultant options is $Nil (2009:$134,901). No new options have been granted during the year to consultants.
The contractual life of all options granted is five years. There are no cash settlement alternatives.

The following table illustrates the number (No.) and weighted average exercise price (WAEP) of, and movements in, share options issued to employees during the year;

	2010		2009
	No.	WAEP	No.	WAEP

Outstanding at the beginning of the year	4,071,412	$1.26	2,327,976	$2.28
Granted	—	N/A	2,441,712	$0.60
Forfeited	(1,550,364)	$1.15	(586,996)	$1.53
Exercised	—	N/A	—	N/A
Expired	(150,708)	$4.90	(111,280)	$6.76

Outstanding at the end of the year	2,370,340	$1.11	4,071,412	$1.26

Exercisable at the end of the year	1,018,552	$1.57	886,110	$2.63
The following table details the exercise price, expiry date and number of options issued to employees that were outstanding as at the end of the year:

Exercise	Expiry	No. outstanding	No. outstanding
Price	Date	30 June, 2010	30 June, 2009

$4.90	16/03/10	—	160,340
$3.64	21/04/11	164,416	228,964
$2.41	30/03/12	214,868	346,172
$2.41	26/10/12	50,472	141,668
$1.06	1/03/13	553,012	894,916
$1.06	1/03/13	126,928	345,592
$0.53	6/03/14	1,260,644	1,953,760

		2,370,340	4,071,412

The following table illustrates the number (No.) and weighted average exercise price (WAEP) of, and movements in, share options issued to consultants during the year;

	2010		2009
	No.	WAEP	No.	WAEP

Outstanding at the beginning of the year	142,004	$1.81	103,020	$2.69
Granted	—	N/A	45,644	$0.53
Forfeited	(132,820)	$1.59	—	N/A
Expired	(9,184)	$4.90	(6,660)	$6.76

Outstanding at the end of the year	—	N/A	142,004	$1.81

Exercisable at the end of the year	—	N/A	49,063	$3.02

The following table details the exercise price, expiry date and number of options issued to consultants that were outstanding as at the end of the year:

Exercise	Expiry	No. outstanding	No. outstanding
Price	Date	30 June, 2010	30 June, 2009

$4.90	16/03/10	—	9,184
$3.64	16/04/11	—	20,624
$2.41	30/03/12	—	31,092
$1.06	1/03/13	—	35,460
$0.53	6/03/14	—	45,644

		—	142,004

There are no share options outstanding at 30 June, 2010. The weighted average remaining contractual life for the share options outstanding as at 30 June, 2009 was between 1 and 5 years.
There were no options granted during the year. The weighted average fair value of options granted during the year ended 30 June, 2009 was $0.34.
The fair value of the equity-settled share options granted to both employees and consultants is estimated as at the date of grant using a binomial model taking into account the terms and conditions upon which the options were granted.
The following table lists the inputs to the model used to calculate the fair value of the options.

	6 March,	31 October,
	2009	2008

Exercise price	0.5256	1.06
Share price at grant date	0.51	0.95
Dividend yield	0%	0%
Expected volatility	73%	66%
Historical volatility	73%	66%
Risk-free interest rate	3.61%	4.76%
Expected life of option	5 years	4.3 years
Option fair value	0.31	0.51
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

Marshall Edwards, Inc.
Share based payment plans
On 9 December, 2008, MEI adopted the Marshall Edwards, Inc. 2008 Stock Omnibus Equity Compensation Plan (the “Plan”) and cancelled the Marshall Edwards, Inc. Share Option Plan (the “Share Option Plan”). No options were issued under the Share Option Plan. The Plan provides for the issuance of a maximum of 7,000,000 shares of common stock in connection with the grant of options and/or other stock-based or stock-denominated awards to non-employee directors, officers, employees and advisors.
On 28 January, 2009, options exercisable for 5,000 shares of common stock were granted to a consultant for services to the company under the Plan. The options have an exercise price of US$6.30 and are fully exercisable at date of grant. The options have a term of 5 years and expire on 28 January, 2014. At 30 June, 2010 no options had expired, been forfeited or exercised and all 5,000 were outstanding at that date.
On 18 June, 2010, Mr Zech, pursuant to the terms of his employment as Chief Financial Officer of MEI, received options to purchase 73,463 shares of the MEI’s common stock under the Plan. These options were granted on 18 June, 2010, with an exercise price of US$1.52 per share equal to the closing price of the MEI’s common stock on 18 June, 2010. Of Mr. Zech’s options, 25% will vest on 18 June, 2011 and, thereafter, the remaining 75% will vest in equal monthly installments over the following thirty-six (36) months. The options have a term of five years from the date of grant.
Other share based payments.
On 30 July, 2008 MEI granted a warrant to a consultant, to purchase up to 4,608 shares of common stock at an exercise price of US$21.70 per share for services provided to the company. The shares are fully vested from grant date and expire five years from grant date on 30 July, 2013.
On 23 April, 2010, Dr. Gold, pursuant to the terms of his employment as President and Chief Executive Office of MEI, received options to purchase 220,390 shares of the MEI’s common stock in two separate tranches. The first tranche of options to purchase 110,195 shares of MEI’s common stock was granted to Dr. Gold upon his appointment, with an exercise price of US$5.05 per share equal to the closing price of MEI’s common stock on 23 April, 2010. The second tranche of options to purchase 110,195 shares of MEI’s common stock was granted to Dr. Gold on 7 June, 2010 following the public release of the OVATURE study results, with an exercise price of US$1.86 per share equal to the closing price of the MEI’s common stock on 7 June, 2010. Of Dr. Gold’s options, 25% will vest one year from the effective date of the Employment Letter and, thereafter, the remaining 75% of Dr. Gold’s options will vest in equal monthly installments over the following thirty-six (36) months. Both tranches of options have a term of five years from the date of each grant. In the event of a Change in Control of the

Company, as defined in the Employment Letter, Dr. Gold’s options will become fully vested. Dr. Gold’s options are issued outside the Plan.
At 30 June, 2010 no shares had been issued as a result of exercising the warrants.
The following table illustrates the number (No.) and weighted average exercise price (WAEP) of, and movements in, MEI share options issued during the year;

	2010			2009
	No.	WAEP		No.	WAEP

Outstanding at the beginning of the year	9,608	US$	13.69	—		N/A
Granted	293,853	US$	2.97	9,608	US$	13.69
Forfeited	—		N/A	—		N/A
Expired	—		N/A	—		N/A

Outstanding at the end of the year	303,461	US$	3.31	9,608	US$	13.69

Exercisable at the end of the year	9,608	US$	13.69	9,608	US$	13.69
The following table details the exercise price, expiry date and number of MEI options issued that were outstanding as at the end of the year:

Exercise		Expiry	No. outstanding	No. outstanding
Price		Date	30 June, 2010	30 June, 2009

US$	21.70	30/07/13	4,608	4,608
US$	6.30	28/01/14	5,000	5,000
US$	5.05	23/04/15	110,195	—
US$	1.86	7/06/15	110,195	—
US$	1.52	18/06/15	73,463	—

			303,461	9,608

The fair value of the equity settled transactions with consultants are estimated as at the date of grant using a binomial model taking into account the terms and conditions upon which the options and warrant were granted.

The following table lists the inputs to the model used to calculate fair value:

	18 June,		7 June,		23 April,		28 January,		30 July,
	2010		2010		2010		2009		2008

Exercise price	US$	1.52	US$	1.86	US$	5.05	US$	6.30	US$	21.70
Share price at grant date	US$	1.52	US$	1.86	US$	5.05	US$	6.30	US$	21.30
Dividend yield		0%		0%		0%		0%		0%
Expected volatility		136%		135%		132%		111%		81%
Historical volatility		136%		135%		132%		111%		81%
Risk-free interest rate		2.04%		1.95%		2.61%		1.70%		3.36%
Expected life of warrant/option	5 years		5 years		5 years		5 years		5 years

Warrant/option fair value	US$	1.33	US$	1.63	US$	4.38	US$	5.00	US$	14.10
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
A total of 50,229 options vest and become exercisable on the grant date, 37,672 options vest on 29 May, 2010 and 37,672 options vest on 29 May, 2011. The options have an exercise price of US$15.13. The options have a term of 5 years and expire on 29 May, 2014. At 30 June, 2010, 87,901 options were exercisable, no options had expired, been forfeited or exercised and all 125,573 were outstanding at that date.
The fair value of the equity settled transactions are estimated as at the date of grant using a binomial model taking into account the terms and conditions upon which the options and warrant were granted.
The following table lists the inputs to the model used to calculate fair value:

	29 May,
	2009
Exercise price	US$	15.13
Share price at grant date	US$	15.13
Dividend yield		0%
Expected volatility		52%
Historical volatility		52%
Risk-free interest rate		2.34%
Expected life of warrant	5 years
Warrant fair value	US$	7.13

Note 14 SEGMENT INFORMATION
The group has adopted AASB 8 Operating Segments from 1 July 2009 whereby segment information is presented using a ‘management approach’, i.e. segment information is provided on the same basis as information used for internal reporting purposes by the chief operating decision maker (executive management committee that makes strategic decisions). Comparatives for 2009 have been restated on this basis.
Identification of reportable segments
The Group has identified its operating segments based on the internal reports that are reviewed and used by the executive management team (the chief operating decision makers) in assessing performance and in determining the allocation of resources. Previously the Group reported segment information based on both geographic location (Australia/NZ, North America and Europe) and business function, however, it has now aligned the segments reported to be consistent with the way in which the executive management team review operations.
The operating segments indentified by management are based on the specific area of targeted therapeutic treatment or the individual market in which products are sold.
The Group has identified four unique segments as follows:
1 — Drug Development — includes the discovery of new compounds and the early stage screening for bioactivity of such compounds through both in vivo and in vitro testing.
2 — Oncology Drug Program — involves the development of selected oncology drug candidates which have indicated potential bioactivity against cancer cells through clinical trial programs to assess safety and efficacy.
3 — Consumer Business — a dietary supplement business based on red clover isoflavones which are marketed and sold world wide
4 — Wound Healing — a separate and unique technology based on Beta-1 Glucan to aid in the management of wounds. This technology is currently being progressed through a clinical trial program to assess safety and efficacy in order to ultimately obtain marketing approval.
The accounting policies used by the Group in reporting segments internally are consistent with those applied to the consolidated accounts and contained in Note 1.
Corporate costs have been allocated between segments and are therefore included in the net profit/(loss) for each segment.

The Group has a number of customers to which it provides products. The major customers of the Group are pharmaceutical distributors, the largest of these accounts for $1,347,000 (14%) of external revenue (2009: $1,136,000) with the next highest accounting for 9% of external revenue (2009: 9%). The Group also receives royalty income which is dominated by one single customer representing $1,493,000 (15%) of external revenue (2009: $1,617,000).

	DRUG		ONCOLOGY DRUG
	DEVELOPMENT		PROGRAM		CONSUMER BUSINESS		WOUND HEALING		TOTAL
	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009
	A$000’s		A$000’s		A$000’s		A$000’s		A$000’s

Net sales from external customers	—	—	—	—	7,983	8,333	—	—	7,983	8,333

Other revenue	1,690	2,192	95	306	140	308	—	8	1,925	2,814

Total revenue	1,690	2,192	95	306	8,123	8,641	—	8	9,908	11,147

Net (loss)/profit	(7,427)	(6,398)	(7,245)	(12,299)	959	(2,040)	(1,532)	(3,050)	(15,246)	(23,787)

Interest revenue	195	573	95	306	—	1	—	8	290	888
Interest expense	(16)	(11)	(1)	—	—	—	2	—	(15)	(11)
Depreciation and amortisation	(188)	(271)	—	—	(8)	(8)	(2)	(3)	(198)	(282)
Share based payments	(225)	(603)	(73)	(106)	—	—	(430)	(490)	(728)	(1,199)
Income tax expense	—	—	(1)	(1)	(9)	—	—	—	(10)	(1)
Total assets and total liabilities, as reviewed and used by the executive management team, are not allocated between segments where the segments are contained within the same legal entity.

	Consolidated
	2010	2009
	A$’000	A$’000

Segment assets

Drug development and consumer business (combined)	18,489	22,880
Oncology drug program	10,719	23,856
Wound healing	38	365

Total segment assets	29,246	47,101
Inter-segment eliminations	(9,956)	(9,259)

Total assets per the statement of financial position	19,290	37,842

	Consolidated
	2010	2009
	A$’000	A$’000

Segment liabilities
Drug development and consumer business (combined)	3,831	3,838
Oncology drug program	2,059	5,106
Wound healing	2,610	1,814

Total segment liabilities	8,500	10,758
Intersegment eliminations	(2,386)	(1,689)

Total liabilites per the statement of financial position	6,114	9,069

Revenue from external customers by geographical locations is detailed below. Revenue is attributed to geographical locations based on the location of the customers.

	Consolidated
	2010	2009
	A$’000	A$’000

Segment revenue
Australia	3,529	3,699
North America	1,788	2,068
Europe	2,240	2,200
other	426	366

	7,983	8,333

An analysis of the location of non-current assets, other than financial instruments, is as follows.

	Consolidated
	2010	2009
	A$’000	A$’000

Non-current assets
Australia	155	330
North America	17	22
Europe	—	1

	172	353

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
The Group’s overall strategy remains unchanged from 2009, whereby future operating cash flows generated by the Consumer Health business will supplement the funds raised in equity markets by the Group’s listed subsidiary companies.
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
At the end of the reporting period the Group had the following exposure to variable interest rate risk:

	Consolidated
	2010	2009
	A$’000	A$’000

Financial assets

Cash at bank and in hand	12,131	27,848
Short term deposits	2,000	4,490

	14,131	32,338

Secured cash	1,000	1,000

Net exposure	15,131	33,338

At 30 June, 2010, if interest rates had moved as illustrated in the table below, with all other variables held constant, post tax profit would have been affected as follows:

	Post tax profit
	Higher/(Lower)
	2010	2009
	A$’000	A$’000

Judgements of reasonably possible movements:
Consolidated
+1% (100 basis points)	151	333
-1% (100 basis points)	(151)	(333)

The Group’s exposure to interest rate risk and the effective weighted average interest rate for each class of financial assets and liabilities is set out below.
Consolidated

		Floating Interest		Fixed		Fixed		Non-interest				Weighted
		Rate		1 year or less		Over 1 to 5 years		bearing		Total		average rate of
		2010	2009	2010	2009	2010	2009	2010	2009	2010	2009	interest
	Note	A$’000	A$’000	A$’000	A$’000	A$’000	A$’000	A$’000	A$’000	A$’000	A$’000	2010	2009

Financial assets
Cash	5	9,489	18,835	—	—	—	—	2,642	9,013	12,131	27,848	0.66%	0.58%

Deposits	5	—	—	3,000	5,490	—	—	—	—	3,000	5,490	5.40%	3.62%
Trade and other receivables	6	—	—	—	—	—	—	1,984	2,252	1,984	2,252	N/A	N/A

Loans and receivables		—	—	3,000	5,490	—	—	1,984	2,252	4,984	7,742

		9,489	18,835	3,000	5,490	—	—	4,626	11,265	17,115	35,590

Financial liabilities
Trade and other payables	10	—	—	—	—	—	—	5,365	8,059	5,365	8,059	N/A	N/A

Financial liabilities at amortised cost		—	—	—	—	—	—	5,365	8,059	5,365	8,059

Net financial assets/(liabilities)		9,489	18,835	3,000	5,490	—	—	(739)	3,206	11,750	27,531

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
As of 30 June, 2010, the Group did not hold derivative financial instruments in managing its foreign currency, however, the Group may from time to time enter into hedging arrangements where circumstances are deemed appropriate. Foreign subsidiaries with a functional currency of AUD have exposure to the local currency of these subsidiaries and any other currency these subsidiaries trade in. The functional currency of Marshall Edwards, Inc. and Glycotex, Inc. is USD and these subsidiaries have exposure to AUD and any other currency these subsidiaries trade in.

The Group’s exposure to foreign currency risk at 30 June, 2010 was as follows:

	Consolidated
	2010	2009
	A$’000	A$’000

USD denominated
Financial assets
Cash and cash equivalents	909	467
Trade and other receivables	210	243

	1,119	710

Financial liablities
Trade and other payables	127	155

Net exposure	992	555

GBP denominated
Financial assets
Cash and cash equivalents	127	126
Trade and other receivables	243	340

	370	466

Financial liablities
Trade and other payables	206	337

Net exposure	164	129

CAD denominated
Financial assets
Cash and cash equivalents	102	150
Trade and other receivables	163	121

	265	271

Financial liablities
Trade and other payables	208	145

Net exposure	57	126

EURO denominated
Financial assets
Cash and cash equivalents	—	12
Trade and other receivables	406	491

	406	503

Financial liablities
Trade and other payables	108	339

Net exposure	298	164

CHF denominated
Financial liablities
Trade and other payables	615	218

Net exposure	(615)	(218)

AUD denominated
Financial assets
Cash and cash equivalents	752	738
Trade and other receivables	32	293

	784	1,031

Financial liablities
Trade and other payables	551	4,085

Net exposure	233	(3,054)

The following sensitivity is based on the foreign currency risk exposures in existence at the date of the Statement of Financial Position:

	Post tax profit
	Higher/(Lower)
	2010	2009
	A$’000	A$’000

Judgements of reasonably possible movements:
USD denominated
Consolidated
AUD/USD +10%	(90)	(50)
AUD/USD -10%	110	62

GBP denominated
Consolidated
AUD/GBP +10%	(15)	(12)
AUD/GBP -10%	18	14

CAD denominated
Consolidated
AUD/CAD +10%	(5)	(11)
AUD/CAD -10%	6	14

EURO denominated
Consolidated
AUD/EURO +10%	(27)	(15)
AUD/EURO -10%	33	18

CHF denominated
Consolidated
AUD/EURO +10%	56	20
AUD/EURO -10%	(68)	(24)

AUD denominated
Consolidated
AUD/USD +10%	(21)	278
AUD/USD -10%	26	(339)
Credit risk
The Group trades only with recognised, creditworthy third parties.
It is the Group’s policy that all customers who wish to trade on credit terms are subject to credit application procedures. In addition, receivable balances are monitored on an ongoing basis with the result that the Group’s exposure to bad debts is not significant.
As of 30 June, 2010, the Group did not hold derivative financial instruments. The Group places its cash deposits with high credit quality financial institutions and by policy, limits the amount of credit exposure to any single counter-party. The Group is averse to principal loss and ensures the safety and preservation of its invested funds by limiting default risk, market risk, and reinvestment risk.

The Group mitigates default risk by depositing funds with high credit quality financial institutions and by constantly positioning its portfolio to respond appropriately to a significant reduction in a credit rating of any financial institution.
The Group’s maximum exposures to credit risk at the end of the reporting period in relation to each class of recognised financial assets is the carrying amount of those assets as indicated in the Statement of Financial Position. Trade and other receivables by region are as follows:

	Consolidated
	2010	2009
	A$’000	A$’000

Australia	1,525	1,724
North America	217	182
Europe	242	346

	1,984	2,252

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

Consolidated	< 6 months	6-12 months	1-5 Years	> 5 years	Total
Year ended 30 June, 2010	A$’000	A$’000	A$’000	A$’000	A$’000

Financial Liabilities
Trade and other payables	5,365	—	—	—	5,365

Total	5,365	—	—	—	5,365

	< 6 months	6-12 months	1-5 Years	> 5 years	Total
Year ended 30 June, 2009	A$’000	A$’000	A$’000	A$’000	A$’000

Financial Liabilities
Trade and other payables	8,059	—	—	—	8,059

Total	8,059	—	—	—	8,059

Financing facilities available
At the end of the reporting period, the following financing facilities had been negotiated and were available:

	Consolidated
	2010	2009
	A$’000	A$’000

Multi option facility	1,000	1,000

	1,000	1,000

Used at balance date	526	526
Unused at balance date	474	474

	1,000	1,000

Novogen Limited has entered into a Deed of Set-off where it has agreed to hold a deposited sum with the bank of at least $1 million at all times as additional security for the multi-option facility.

Note 16 COMMITMENTS

	Consolidated
	2010	2009
	A$’000	A$’000

(a) Lease commitments *

Commitments in relation to operating leases contracted for at the reporting date but not recognised as liabilities payable:
Not later than 1 year	343	490
Later than 1 year but not later than 2 years	375	84
Later than 2 years but not later than 3 years	350	—
Later than 3 years but not later than 4 years	245	—
Later than 4 years but not later than 5 years	265	—
Greater than 5 years	68

	1,646	574

(b) Other expenditure commitments

Research and development contracts for service to be rendered:
Not later than 1 year	1,450	1,797
Later than 1 year but not later than 2 years	95	518
Later than 2 years but not later than 3 years	—	324

	1,545	2,639

*	Operating leases represent payments for property and equipment rental. Leases for property include an annual review for Consumer Price Index increases.
There are no commitments for capital expenditure outstanding at the end of the financial year.

Note 17 RELATED PARTY DISCLOSURES
Interests in controlled entities
The consolidated financial statements include the financial statements of Novogen Limited and the subsidiaries listed in the following table.

	Country of	% Equity interest *		Investment (A$’000)
Name of Entity	Incorporation	2010	2009	2010	2009

Novogen Laboratories Pty Ltd ^	Australia	100	100	2,154	2,154
Novogen Research Pty Ltd ^	Australia	100	100	7,000	7,000
Novogen Inc	US	100	100	—	—
Glycotex, Inc.	US	80.7	80.7	857	857
Novogen Limited (UK)	UK	100	100	—	—
Promensil Limited	UK	—	100	—	—
Novogen BV	Netherlands	—	100	—	—
Novogen Canada Limited	Canada	100	100	—	—
Marshall Edwards, Inc.	US	71.3	71.3	6,712	6,712
Marshall Edwards Pty Limited #	Australia	71.3	71.3	—	—

				16,723	16,723

Novogen Limited, a company incorporated in Australia, is the ultimate parent entity.

^	Entities subject to class order relief Pursuant to Class Order 98/1418 (as amended) issued by the Australian Securities and Investment Commission, relief has been granted to these companies from the Corporations Act 2001 requirements for preparation, audit and lodgement of their financial reports.

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

#	Entities that meet the requirements of small proprietary limited corporations.

*	The proportion of ownership interest is equal to the proportion of voting power held.

The consolidated income statement and balance sheet of the entities that are members of the “Closed Group” are as follows:
Consolidated Statement of Comprehensive Income

	CLOSED GROUP
	2010	2009
	A$’000	A$’000

Loss from continuing operations before income tax	(4,876)	(6,395)
Income tax expense	—	—

Loss after tax from continuing operations	(4,876)	(6,395)
Accumulated losses at the beginning of the period	(117,015)	(111,224)
Net income recognised directly in equity	223	604

Accumulated losses at the end of the financial year	(121,668)	(117,015)

Consolidated Statement of Financial Position

	CLOSED GROUP
	2010	2009
	A$’000	A$’000

CURRENT ASSETS
Cash and cash equivalents	4,264	9,164
Trade and other receivables	2,440	2,161
Inventories	1,068	827
Other current assets	348	489

Total current assets	8,120	12,641

NON-CURRENT ASSETS
Property, plant and equipment	155	329
Other financial assets	6,712	6,712

Total non-current assets	6,867	7,041

TOTAL ASSETS	14,987	19,682

CURRENT LIABILITIES
Trade and other payables	2,854	2,653
Provisions	549	708

Total current liabilities	3,403	3,361

NON-CURRENT LIABILITIES
Provisions	152	236

Total non-current liabilities	152	236

TOTAL LIABILITIES	3,555	3,597

NET ASSETS	11,432	16,085

EQUITY
Contributed equity	133,100	133,100
Accumulated losses	(121,668)	(117,015)

TOTAL EQUITY	11,432	16,085

Note 18 REMUNERATION OF AUDITORS

	Consolidated
	2010	2009
	A$	A$

Amounts received or due and receivable by BDO for:
(a) an audit or review of the financial report of the entity and any other entity in the consolidated group;	333,285	328,726
(b) other services in relation to the entity and any other entity in the consolidated entity.
— Tax compliance services	25,960	50,650
— MEI S3/S8 audit and review services	—	3,381
— Other	—	6,240

	359,245	388,997

Amounts received or due and receivable by other entities in the BDO network for other services in relation to the entity and any other entity in the consolidated entity.
— Tax compliance services	3,681	4,359
— Administrative matters	2,545	30,456

	6,226	34,815

Amounts received or due and receivable by non BDO audit firms for:
— an audit or review of the financial report of the entity and any other entity in the consolidated group, for local statutory purposes	21,044	22,229
— other non-audit services — local statutory auditors	38,123	46,705

	59,167	68,934

	424,638	492,746

Note 19 DIRECTOR AND EXECUTIVE DISCLOSURES
a) Compensation of key management personnel

	Consolidated
	2010	2009
	A$	A$

Short term employee benefits	2,310,137	2,705,031
Post employment benefits	285,707	532,290
Long term employee benefits	44,157	(52,228)
Termination payments	2,201,366	—
Share-based payment	142,094	347,921

Total Compensation	4,983,461	3,533,014

Further information regarding key management personnel and their compensation can be found in Item 6 Directors, Senior Management and Employees commencing on page 44.

b) Option holding of key management personnel
Novogen Limited

	Balance at					Vested and	Not
	beginning of				Balance at	exercisable	exercisable
	period	Granted as	Options	Net change	end of period	30 June,	30 June,
	1 July, 2009	remuneration	exercised	other	30 June, 2010	2010	2010
	Number	Number	Number	Number	Number	Number	Number

Executive Directors
C Naughton	309,860	—	—	(309,860)	—	—	—
AJ Husband	230,428	—	—	(22,592)	207,836	131,754	76,082

Executives
DR Seaton	441,100	—	—	(441,100)	—	—	—
WJ Lancaster (US)	209,288	—	—	(209,288)	—	—	—
BM Palmer	238,784	—	—	(12,392)	226,392	99,921	126,471
CD Kearney	245,172	—	—	(12,088)	233,084	103,359	129,725
RL Erratt	225,900	—	—	(12,264)	213,636	94,958	118,678
MG Hinze @	—	—	—	140,376	140,376	60,813	79,563

Total	1,900,532	—	—	(879,208)	1,021,324	490,805	530,519

@	Mr Hinze was appointed as CFO on 20 June, 2010. Options held prior to his appointment as CFO are shown in net changes.

	Balance at					Vested and	Not
	beginning of			Net	Balance at	exercisable	exercisable
	period	Granted as	Options	change	end of period	30 June,	30 June,
	1 July, 2008	remuneration	exercised	other	30 June, 2009	2009	2009
	Number	Number	Number	Number	Number	Number	Number

Executive Directors
C Naughton	91,196	218,664	—	—	309,860	100,264	209,596
AJ Husband	118,392	126,928	—	(14,892)	230,428	102,387	128,041

Executives
DR Seaton	243,884	212,108	—	(14,892)	441,100	102,028	339,072
WJ Lancaster (US)	107,736	109,400	—	(7,848)	209,288	44,859	164,429
BM Palmer	132,868	114,160	—	(8,244)	238,784	55,715	183,069
CD Kearney	136,360	117,004	—	(8,192)	245,172	57,176	187,996
RL Erratt	127,176	106,880	—	(8,156)	225,900	53,813	172,087

Total	957,612	1,005,144	—	(62,224)	1,900,532	516,242	1,384,290

Marshall Edwards, Inc.

	Balance at				Balance at	Vested and	Not
	beginning of				end of period	exercisable	exercisable
	period	Granted as	Options	Net	30 June,	30 June,	30 June,
	1 July, 2009	remuneration	exercised	change other	2010	2010	2010
	Number	Number	Number	Number	Number	Number	Number

Executives
DP Gold	—	220,390	—	—	220,390	—	220,390
TM Zech	—	73,463	—	—	73,463	—	73,463

Total	—	293,853	—	—	293,853	—	293,853

c) Shareholdings of key management personnel and their related parties
Novogen Limited

	Balance	Granted as	On exercise	Net change	Balance
	1 July, 2009	remuneration	of options	other	30 June, 2010
	Number Ord	Number Ord	Number Ord	Number Ord	Number Ord

Executive Directors
PA Johnston	73,594	—	—	—	73,594
C Naughton #	633,511	—	—	—	633,511
AJ Husband	102,920	—	—	—	102,920
GM Leppinus	11,883	—	—	—	11,883
PJ Nestel AO	32,000	—	—	—	32,000
WD Rueckert *	5,000	—	—	—	5,000
PB Simpson #	5,500	—	—	—	5,500

Executives
DR Seaton #	37,378	—	—	—	37,378
BM Palmer	205,636	—	—	—	205,636
CD Kearney	8,850	—	—	—	8,850
RL Erratt	271,368	—	—	—	271,368
MG Hinze @	—	—	—	14,728	14,728

Total	1,387,640	—	—	14,728	1,402,368

#	Closing balance represents the shareholding at the time the key management personnel’s employment ceased with the company.

*	Shares held as sponsored ADR’s.

@	Mr Hinze was appointed as CFO on 20 June, 2010. Shares held prior to his appointment as CFO are shown in net changes.

	Balance	Granted as	On exercise	Net change	Balance
	1 July, 2008	remuneration	of options	other	30 June, 2009
	Number Ord	Number Ord	Number Ord	Number Ord	Number Ord

Executive Directors
PA Johnston	73,594	—	—	—	73,594
C Naughton	633,511	—	—	—	633,511
AJ Husband	102,920	—	—	—	102,920
GM Leppinus	3,000	—	—	8,883	11,883
PJ Nestel AO	32,000	—	—	—	32,000
WD Rueckert *	—	—	—	5,000	5,000
PB Simpson	5,500	—	—	—	5,500

Executives
DR Seaton	37,378	—	—	—	37,378
BM Palmer	205,636	—	—	—	205,636
CD Kearney	8,850	—	—	—	8,850
RL Erratt	231,368	—	—	40,000	271,368

Total	1,333,757	—	—	53,883	1,387,640

All equity transactions with Executive Directors and executives, other than those arising from the exercise of remuneration options, have been entered into under terms and conditions no more favourable than those the entity would have adopted if dealing at arm’s length.

Note 20 CONTINGENT ASSETS AND CONTINGENT LIABILITIES
Guarantees
(a)	The Company is continuing to prosecute its IP rights and in June 2007 announced that the Vienna Commercial Court had upheld a provisional injunction against an Austrian company, APOtrend. The Company has provided a guarantee to the value of €250,000 with the court to confirm its commitment to the ongoing enforcement process.

(b)	As a condition of establishing bank facilities Novogen Limited and its controlled entities Novogen Laboratories Pty Ltd and Novogen Research Pty Ltd have entered into a Guarantee and Indemnity with St George Bank in January 1997. The effect of the guarantee is to guarantee amounts owed to the bank by any of the above Novogen companies.
Note 21 DIVIDENDS
The Company has incurred losses since its inception and, as a result, has not declared any dividends. Any dividends in future periods will be declared in Australian dollars.
Note 22 EVENTS AFTER THE BALANCE SHEET DATE
Novogen Limited
Novogen Limited received a letter from The Nasdaq Stock Market on 19 July, 2010 notifying it that for the last 30 consecutive business days the bid price of the Company’s ADRs closed below the minimum US$1.00 per share requirement for continued inclusion on the Nasdaq Global Market under Nasdaq Rule 5450(a)(1). According to Nasdaq’s letter, the Company will be afforded a grace period of 180 calendar days, or until 18 January, 2011, to regain compliance in accordance with Nasdaq Rule 5810(c)(3)(A). In order to regain compliance, shares of the Company’s ADRs must maintain a minimum bid closing price of at least US$1.00 per share for a minimum of ten consecutive business days during the grace period. The Company intends to actively monitor the bid price of its common stock between now and 18 January, 2011 and take those steps possible to maintain a Nasdaq listing. This notification from The Nasdaq Stock Market has no bearing on the ASX listing.
On 8 September, 2010, Novogen announced that it had reached agreement in principle with its subsidiary MEI to acquire Novogen’s entire isoflavone-related intellectual property portfolio in a stock-based transaction. The agreement in principle was negotiated by an independent subcommittee of the Board of Directors of both companies. The closing of the transaction is subject to, among other things, due diligence, the execution of a definitive agreement, an independent fairness opinion and shareholder approvals.

On 20 September, 2010, Novogen appointed three new directors; Mr Ross Youngman, Mr Peter White and Mr Josiah T Austin. Of the three Directors, two are based in the United States and one in Australia, with their backgrounds encompassing investment and corporate finance.
On 18 October, 2010, Novogen appointed Mr William D Rueckert, a current non-executive Director, as Chairman. Mr Rueckert replaces Mr Philip Johnston, who resigned as both Chairman and a director.
On 29 October, 2010, Novogen appointed Mr Peter Scutt, an Australian based corporate advisor, as a director of the Company, following the retirement of Prof. Paul Nestel and Mr Geoff Leppinus.
On December 8, 2010, the Company received approval to transfer the listing of its ADRs from the Nasdaq Global Market to the Nasdaq Capital Market. The Company’s securities will be transferred to the Capital Market at the opening of business on December 20, 2010.
The Company’s research and development operations in Australia will cease on 31 December, 2010. Staff redundancy costs associated with this restructure will amount to approximately A$465,000. The Company may seek to sublet excess space following this decision as well as disposing of any plant and equipment no longer required.
Marshall Edwards, Inc.
On May 18, 2010 Novogen’s subsidiary MEI received a notice from Nasdaq indicating that the it failed to comply with the minimum stockholders’ equity requirement set forth in Nasdaq Listing Rule 5450(b)(1)(A) for continued listing of its common stock on the Nasdaq Global Market because our stockholders’ equity as of March 31, 2010 as set forth in MEI’s quarterly report on Form 10-Q for the period ended March 31, 2010 of US$9.16 million was below the US$10 million minimum stockholders’ equity requirement. The notice also stated MEI would be provided 45 calendar days, or until July 2, 2010, to submit a plan to regain compliance.
MEI responded to Nasdaq on July 2, 2010. The response included plans to satisfy the listing requirements with respect to the maintaining a minimum US$10 million Shareholders’ equity value. MEI stated its intention to pursue a capital raising transaction within the time provided by Nasdaq rules if market conditions permit, to further fund development of our product candidates 1) triphendiol or its primary active metabolite NV-143, a potentially more potent, second generation analog of phenoxodiol; and 2) NV-128. In the alternative, MEI intends to apply to transfer the listing of its common stock from the Nasdaq Global Market to the Nasdaq Capital Market.
On August 5, 2010, MEI received a letter from Nasdaq indicating that, based on its plan, Nasdaq has determined to grant an extension, through November 15, 2010, to regain compliance with the Rule by establishing stockholders’ equity of at least US$10 million.

On November 16, 2010 MEI was notified by the Listing Qualifications Staff of The Nasdaq Stock Market that, due to the Company’s non-compliance with the minimum US$10 million stockholders’ equity requirement for continued listing on The Nasdaq Global Market, as set forth in Listing Rule 5450(b)(1), MEI’s common stock is subject to delisting unless it requests a hearing before a Nasdaq Listing Qualifications Panel. MEI has requested a hearing before the Panel, which request will stay any further action by Nasdaq until the Panel issues its decision following the hearing. In connection with the hearing, the Panel may grant MEI an additional compliance period of up to 180 calendar days from the date of the Nasdaq staff’s determination, or 16 May, 2011, to evidence compliance with the minimum stockholders’ equity requirement for continued listing on The Nasdaq Global Market. MEI has been granted a hearing date of 6 January, 2011. While MEI is working diligently to remedy the listing deficiency, there can be no assurance that the Panel will grant MEI’s request for continued listing on The Nasdaq Global Market and, if the Panel does not, MEI’s common stock may be transferred to The Nasdaq Capital Market or delisted from Nasdaq.
On 14 July, 2010, MEI received notice from Nasdaq stating that for the last 30 consecutive business days, the Market Value of Publicly Held Shares closed below the minimum US$5 million required for continued listing on the Nasdaq Global Market under Nasdaq Rule 5450(b)(1)(C). Market Value of Publicly Held Shares is calculated by multiplying the publicly held shares, which is total shares outstanding less any shares held by officers, directors, or beneficial owners of 10% or more, by the consolidated closing bid price. Novogen Limited currently owns 71.3% of the outstanding common stock of MEI. Therefore, the value of Novogen Limited’s shares is excluded from the Market Value of Publicly Held Shares of MEI. According to Nasdaq’s letter, MEI would be afforded a grace period of 180 calendar days, or until 10 January, 2011, to regain compliance in accordance with Nasdaq Rule 5810(c)(3)(A). MEI intend to actively monitor the Market Value of Publicly Held Shares between now and 10 January, 2011.
On 10 August, 2010 MEI announced the appointment of Christine A. White, M.D. to its board of directors. Dr. White replaces Professor Paul J. Nestel, who has served as a director since April 2001.
On September 8, 2010, the Company announced that it had reached an agreement in principle with MEI to sell Novogen’s entire isoflavone-related intellectual property portfolio in a stock-based transaction. The agreement in principle was negotiated by an independent committee of the Board of Directors of both companies. The closing of the transaction is subject to, among other things, due diligence, the execution of a definitive agreement, an independent fairness opinion and shareholder approvals.
The foregoing description of the agreement in principle between the MEI and Novogen does not constitute an offer of any securities for sale or a solicitation of offers to purchase securities.

There have been no other significant events occurring after the end of the reporting period which have had a material impact on the business.

SIGNATURES
The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

NOVOGEN LIMITED

Mark Hinze Chief Financial Officer

Date: December 9, 2010

Exhibit Index
a. Exhibits

Exhibit
No.	Exhibit Description
1.1	Constitution of Novogen Limited (formerly known as the Memorandum of Association and Articles of Association). (1)

2.1	Deposit Agreement as further amended and restated, dated as of September 29, 2005, among Novogen Limited, the Bank of New York, as Depositary, and owners and holders from time to time of ADRs issued thereunder. (2)

4.1	Employment Contract between the Company and Mr. C. Naughton dated June 21, 2006. (4)

4.2	Lease between Hyperion Property Syndicates Limited (Lessor) and Novogen Laboratories Pty Ltd for the Company’s corporate headquarters at 140 Wicks Road, North Ryde, New South Wales. (*)

4.3	Employment Contract between the Company and Professor Alan Husband dated March 10, 2010. (*)

4.4	Employment Contract between the Company and Bryan Palmer dated March 10, 2010. (*)

4.5	Employment Contract between the Company and Craig Kearney dated March 10, 2010. (*)

4.6	Employment Contract between the Company and David Seaton dated March 10, 2010. (*)

4.7	Employment Contract between the Company and Ronald Erratt dated March 10, 2010. (*)

4.8	Employment Contract between the Company and Warren Lancaster dated March 10, 2010. (*)

4.9	Employment Contract between the Company and Mark Hinze dated September 23, 2010. (*)

4.10	Patent License Agreement, dated as of November 13, 1997, by and among Novogen Limited, Novogen Research Pty Limited, Novogen Inc. and Protein Technologies International Inc.** (6)

4.11	Amendment to the Patent License Agreement, dated as of June 21, 2004 by and among Novogen Limited, Novogen Research Pty Limited, Novogen Inc. and Solae LLC (formerly known as Protein Technologies International Inc.)** (7)

Exhibit
No.	Exhibit Description

8.1	Company Subsidiaries. (*)

12.1	Certification of the Chairman and Acting Principal Executive Officer pursuant to Rule 13a — 14(a) of the Securities Exchange Act of 1934, as amended. (*)

12.2	Certification of Chief Financial Officer pursuant to Rule 13a — 14(a) of the Securities Exchange Act of 1934, as amended. (*)

13.1	Certification by the Chairman and Acting Principal Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as added by Section 906 of the Sarbanes — Oxley Act of 2002. (*)

*	Filed herewith.

**	Portions of these documents have been omitted pursuant to a request for confidential treatment. Such omitted portions have been filed separately with the SEC.

(1)	Incorporated by reference to the Registration Statement on Form 20-F filed with the Securities and Exchange Commission on December 24, 1998 (File No. 0-29962)

(2)	Incorporated by reference to the Registration Statement on Form F-6 filed with the Securities and Exchange Commission on September 29, 2005 (File No. 333-128681)

(3)	Incorporated by reference to the Annual Report on Form 20-F filed with the Securities and Exchange Commission on November 27, 2000 (File No. 0-29962)

(4)	Incorporated by reference to the Annual Report on Form 20-F filed with the Securities and Exchange Commission on November 29, 2006 (File No. 0-29962)

(5)	Incorporated by reference to the Annual Report on Form 20-F filed with the Securities and Exchange Commission on December 14, 2007 (File No. 0-29962)

(6)	Incorporated by reference to the Annual Report on Form 20-F/A filed with the Securities and Exchange Commission on March 20, 2009 (File No. 0-29962).

(7)	Incorporated by reference to the Annual Report on Form 20-F/A filed with the Securities and Exchange Commission on May 5, 2009 (File No. 0-29962).