Form 20-F
period 2011-11-22
NOVOGEN LTD
filed 2011-12-13
CIK 1075880

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended June 30, 2011
OR
[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
[ ]	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
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
None
_____________________

*	Not for trading, but only in connection with the registration of American Depositary Shares.
________________________________

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
Not Applicable

The number of outstanding Ordinary Shares of the issuer as at June 30, 2011 was 102,125,894.

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

Large accelerated filer [  ]          Accelerated filer [  ]          Non-accelerated filer [X]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing

U.S. GAAP [  ]     International Financial Reporting Standards as issued        Other [  ]

                             by the International Accounting Standards Board [X]

If ‘Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17   [  ]                                                      Item 18 [  ]

If this is an annual report, indicate by a check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes         [  ]                                                      No        [X]

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements other than statements of historical facts contained in this Annual Report, including statements regarding the future financial position, business strategy and plans and objectives of management for future operations, are forward-looking statements. The words “believe”, “may”, “will”, “estimate”, “continue”, “anticipate”, “intend”, “should”, “plan”, “expect”, and similar expressions, as they relate to Novogen Limited and its majority owned subsidiaries (“Novogen”, the “Company” or the “Group”), are intended to identify forward-looking statements. The Company has based these forward-looking statements largely on current expectations and projections about future events and financial trends that it believes may affect its financial condition, results of operations, business strategy and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including, without limitation, those described in “Risk Factors” and elsewhere in this Annual Report on Form 20-F (the “Annual Report”), including, among other things:

• the ability of the Company to obtain required additional financing or financing available to it on acceptable terms;
• the ability of the Company to continue its development of ME-143 and ME-344, through its majority owned subsidiary Marshall Edwards, Inc. (“MEI”);
• the ability of the Company to continue its clinical development of GLYC-101 through its majority owned subsidiary Glycotex, Inc. (“Glycotex”);
• the failure to locate, hire, assimilate and retain qualified personnel;
• the failure of the Company to successfully commercialize its product candidates;
• costs and delays in the development and/or receipt of U.S. Food and Drug Administration (“FDA”) or other required governmental approvals, or the failure to obtain such approvals, for the Company’s product candidates;

• uncertainties in clinical trial results;
• the ability to maintain or enter into, and the risks resulting from dependence upon, collaboration or contractual arrangements necessary for the development, manufacture, commercialization, marketing, sales and distribution of any products;

• competition and competitive factors;
• the ability to enforce the Company’s patents or proprietary rights and obtain necessary rights to third party patents and intellectual property to operate the business;
• the ability to operate the business without infringing upon the patents and proprietary rights of others;

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

Item 3.                 Key Information

Selected Financial Data

The selected financial data at June 30, 2011 and 2010 and for the years ended June 30, 2011, 2010 and 2009 have been derived from the Consolidated Financial Statements of the Company included in this Annual Report and should be read in conjunction with, and are qualified in their entirety by, reference to those statements and the notes thereto.

This financial report complies with International Financial Reporting Standards (IFRS) as adopted by the International Accounting Standards Board (IASB).

The Consolidated Financial Statements have been audited in accordance with the PCAOB auditing standards in the United States by the Company’s independent registered public accounting firm.

The Company’s fiscal year ends on June 30. As used throughout this Annual Report, the word “fiscal” followed by a year refers to the 12-month period ending on June 30 of that year. For example, the term “fiscal 2011” refers to the 12 months ended June 30, 2011. Except as otherwise indicated, all dollar amounts referred to in this Annual Report are at the consolidated level and exclude inter-company amounts.

Summary of Consolidated Statements of Comprehensive Income
(IFRS)

	2007		2008		2009	2010	2011	2011
	(A$'000)		(A$'000)		(A$'000)	(A$'000)	(A$'000)	(US$'000)

Revenue from continuing operations	-	*	-	*	2,504	1,784	2,025	2,173

Loss after tax from continuing operations	-	*	-	*	(21,932)	(15,814)	(10,946)	(11,748)

Profit/(loss) after tax from discontinuing operations	-	*	-	*	(1,855)	568	1,467	1,574

Net loss	(24,296)		(24,777)		(23,787)	(15,246)	(9,479)	(10,174)

Net loss attributable to members of Novogen Limited	(19,981)		(20,264)		(18,928)	(12,345)	(6,498)	(6,975)

Basic and diluted earnings/(loss) per share from continuing operations (cents per share)	-	*	-	*	(16.8)	(12.6)	(7.8)	(8.4)
Basic and diluted earnings/(loss) per share from discontinuing operations (cents per share)	-	*	-	*	(1.8)	0.6	1.4	1.5
Basic and diluted earnings/(loss) per share (cents per share)	(20.5)		(20.8)		(18.6)	(12.1)	(6.4)	(6.8)

Weighted average number of Ordinary Shares used to calculate earnings per share	97,567,399		97,594,261		101,741,016	102,125,894	102,125,894	102,125,894

Number of outstanding Ordinary Shares at year end	97,594,261		97,594,261		102,125,894	102,125,894	102,125,894	102,125,894

* Comparative information for these periods cannot be provided without unreasonable effort or expense.

Summary of Consolidated Statements of Financial Position
(IFRS)

	2007	2008	2009	2010	2011	2011
	(A$'000)	(A$'000)	(A$'000)	(A$'000)	(A$'000)	(US$'000)

Cash and Cash
Equivalents	39,511	35,386	33,338	15,131	6,016	6,457

Total Assets	51,357	43,401	37,842	19,290	12,727	13,660

Net Assets	44,626	35,637	28,773	13,176	4,420	4,744

Capital Stock	191,876	200,432	206,419	206,419	194,295	208,517

No dividends have been declared by the Company in the fiscal years included in this Annual Report.

The Company publishes its Consolidated Financial Statements expressed in Australian dollars. In this Annual Report, references to “U.S. dollars” or “US$” are to the currency of the United States of America (“U.S.”) and references to “Australian dollars” or “A$” are to the currency of Australia. For the convenience of the reader, this Annual Report contains translations of certain Australian dollar amounts into U.S. dollars at specified rates. These translations should not be construed as representations that the Australian dollar amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. Unless otherwise stated, the translations of Australian dollars into U.S. dollars have been made at the rate of US$1.0732  = A$1.00, the noon market buying rate in New York City for cable transfers in Australian Dollars as certified for customs purposes by the Federal Reserve Bank of New York (the noon buying rate) on June 30, 2011.

The noon buying rate on November 30, 2011 was US$1.0244 = A$1.00

Exchange Rates for the six months to November 2011
A$ versus US$

Month	High	Low
June	$1.0737	$1.0439
July	$1.1026	$1.0565
August	$1.0930	$1.0192
September	$1.0750	$0.9744
October	$1.0707	$0.9453
November	$1.0366	$0.9686

Exchange Rates for the Last Five Years A$ versus US$

Fiscal Year	Average
Ended June 30	Rate
2007	$0.7862
2008	$0.8968
2009	$0.7455
2010	$0.8820
2011	$0.9904

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

The Company continually explores opportunities to maximize value to its stakeholders, including, among other things, through reorganizations, recapitalizations, private placements, strategic alliances, joint ventures, acquisitions and dispositions potentially involving all types and combinations of equity, debt and other alternatives. In this regard, the Company is currently contemplating possible transactions which may involve the spin-off or sale of one or more businesses, transfers of various assets, possible distributions of MEI securities held by the Company, or other features. The assets involved in these transactions may include the Company’s equity interests in its majority–owned subsidiary Glycotex and substantially all of the Company’s other assets.

On August 1, 2011, the Company completed the sale of its consumer products business, which has historically produced the majority of the Company’s revenue and which was the Company’s principal asset other than the ownership interest in its subsidiaries, MEI and Glycotex.

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

The Company’s funding requirements, including the requirements of its subsidiaries, have been, and will continue to be, significant. The Company anticipates that its existing cash resources will be adequate to fund the Company's operating requirements through the next 12 months based upon the Company's current business plan.

The Company’s 68.5% (if the preference shares held were converted) owned U.S. subsidiary company MEI will need substantial additional funds to progress the clinical trial program for the drug candidates ME-143 (formerly known as NV-143) or ME-344 beyond their early development stages and to develop new compounds.

The factors which will determine the actual amount of funds that MEI will need to progress the clinical trial programs for ME-143 or ME-344 may include the following:

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

The uncertain financial markets may negatively impact the Company’s liquidity, as well as the liquidity and clinical trials of the Company’s subsidiaries, by precluding the Company and its subsidiaries from raising funds through equity and/or debt investments or third party loans on favorable terms or at all.

The Company and its subsidiaries have traditionally raised capital through the sale of equity securities to investors and intend to seek additional capital through an equity transaction in fiscal 2012. Since September 2008, the financial services industry and credit market have experienced a period of unprecedented turmoil and volatility. Accordingly, the Company may have difficulty raising capital necessary to finance business operations through the sale of equity securities on terms favorable to it or at all or through other types of financing. In order to obtain the additional funding necessary to conduct the business, the Company and its subsidiaries may need to rely on collaboration and /or licensing opportunities. The Company cannot assure you that it or its subsidiaries will be able to raise the funds necessary or find appropriate collaboration or licensing opportunities to fund the future business plan.

The Company has incurred operating losses since its inception, and is likely to incur operating losses for the foreseeable future.

The Company has incurred net losses of A$227,874,000 since its inception, including net losses of A$9,479,000, A$15,246,000 and A$23,787,000 for the years ended June 30, 2011, 2010, and 2009, respectively. The Company anticipates that it will incur operating losses and negative cash flow for the foreseeable future.

The results of pre-clinical studies and completed clinical trials are not necessarily predictive of future results, and the Company’s subsidiaries’ current drug candidates may not have favorable results in later studies or trials.

Pre-clinical studies and Phase I and Phase II clinical trials are not primarily designed to test the efficacy of a drug candidate, but rather to test safety, to study pharmacokinetics and pharmacodynamics, and to understand the drug candidate’s side effects at various doses and schedules. Favorable results in early studies or trials may not be repeated in later studies or trials, including continuing pre-clinical studies and large-scale Phase III clinical trials, and the Company’s drug candidates in later-stage trials may fail to show desired safety and efficacy despite having progressed through earlier-stage trials. Unfavourable results from ongoing pre-clinical studies or clinical trials could result in delays, modifications or abandonment of ongoing or future clinical trials, or abandonment of a clinical program. Pre-clinical and clinical results are frequently susceptible to varying interpretations that may delay, limit or prevent regulatory approvals or commercialization. Negative or inconclusive results or adverse medical events during a clinical trial could cause a clinical trial to be delayed, repeated or terminated, or a clinical program to be abandoned.

The research and development program for ME-344 is in an early stage of development, and may not result in the commencement of clinical trials.

The research and development program for ME-344 is in the discovery or pre-clinical stage of development. The process of conducting pre-clinical studies requires the commitment of a substantial amount of resources. MEI’s pre-clinical compounds may not result in the commencement of clinical trials. The Company cannot be certain that results sufficiently favourable to justify commencement of Phase I clinical trials will be obtained in these pre-clinical investigations. Even if such favorable pre-clinical results are obtained, MEI’s financial resources may not allow it to file an IND application with the FDA and commence Phase I clinical trials, or the FDA may not allow Phase I clinical trials to proceed.

Final approval by regulatory authorities of the Company’s or its subsidiaries’ drug candidates for commercial use may be delayed, limited or prevented, any of which would adversely affect its ability to generate operating revenues.

The Company will not generate any operating revenue until it, or its subsidiaries, successfully commercializes one of its drug candidates. Currently, the Company’s subsidiaries drug candidates are at different stages of development, and each will need to successfully complete a number of studies and obtain regulatory approval before potential commercialization.

In particular, any of the following factors may serve to delay, limit or prevent the final approval by regulatory authorities of the Company’s drug candidates for commercial use:

•
ME-143 and ME-344 are in the early stages of development, and the Company will need to conduct significant pre-clinical and clinical testing to demonstrate safety and efficacy of these drug candidates before applications for marketing can be filed with the FDA, or with the regulatory authorities of other countries;

•	data obtained from pre-clinical and clinical studies can be interpreted in different ways, which could delay, limit or prevent regulatory approval;

•	development and testing of product formulation, including identification of suitable excipients, or chemical additives intended to facilitate delivery of the Company’s drug candidates;

•	it may take the Company many years to complete the testing of its drug candidates, and failure can occur at any stage of this process; and

•	negative or inconclusive results or adverse medical events during a clinical trial could cause the Company to delay or terminate its development efforts.
The successful development of any of these drug candidates is uncertain and, accordingly, the Company may never commercialise any of these drug candidates or generate revenue.

The Company may not be able to establish the strategic partnerships necessary to develop, market and distribute the product candidates.

A key part of the Company’s business plan is to establish relationships with strategic partners. The Company must successfully contract with third parties to package, market and distribute its product candidates. The Company has not yet established any strategic partnerships.

Potential partners may be discouraged by the Company’s limited operating history.

Additionally, the Company’s relative attractiveness to potential partners and consequently, its ability to negotiate acceptable terms in any partnership agreement, will be affected by the results of the clinical programs. There is no assurance that the Company will be able to negotiate commercially acceptable licensing or other agreements for the future exploitation of its drug product candidates including continued clinical development, manufacture or marketing. If the Company is unable to successfully contract for these services, or if arrangements for these services are terminated, it may have to delay the commercialization program which will adversely affect its ability to generate operating revenues.

The Company relies on third parties to conduct its clinical trials and many of its pre-clinical studies. If those parties do not successfully carry out their contractual duties or meet expected deadlines, the Company’s drug candidates may not advance in a timely manner or at all.

In the course of discovery, pre-clinical testing and clinical trials, the Company relies on third parties, including laboratories, investigators, clinical contract research organizations, or CROs, and manufacturers, to perform critical services. For example, the Company relies on third parties to conduct its clinical trials and many of its pre-clinical studies. CROs are responsible for many aspects of the trials, including finding and enrolling subjects for testing and administering the trials. Although the Company relies on these third parties to conduct its clinical trials, it is responsible for ensuring that each of the clinical trials is conducted in accordance with its investigational plan and protocol. Moreover, the FDA and foreign regulatory authorities require the Company to comply with regulations and standards, commonly referred to as good clinical practices, or GCPs, for conducting, monitoring, recording, and reporting the results of clinical trials to ensure that the data and results are scientifically credible and accurate, and that the trial subjects are adequately informed of the potential risks of participating in clinical trials. The Company’s reliance on third parties does not relieve it of these responsibilities and requirements. These third parties may not be available when the Company needs them or, if they are available, may not comply with all regulatory and contractual requirements or may not otherwise perform their services in a timely or acceptable manner, and the Company may need to enter into new arrangements with alternative third parties and the clinical trials may be extended, delayed or terminated. These independent third parties may also have relationships with other commercial entities, some of which may compete with the Company. In addition, if such third parties fail to perform their obligations in compliance with the Company’s clinical trial protocols or GCPs, the clinical trials may not meet regulatory requirements or may need to be repeated. As a result of the Company’s dependence on third parties, it may face delays or failures outside of its direct control. These risks also apply to the development activities of collaborators, and the Company does not control their research and development, clinical trial or regulatory activities.

The Company’s commercial opportunity will be reduced or eliminated if competitors develop and market products that are more effective, have fewer side effects or are less expensive than its drug candidates.

The development of drug candidates is highly competitive. A number of other companies have products or drug candidates in various stages of pre-clinical or clinical development that are intended for the same therapeutic indications for which the Company’s drug candidates are being developed. Some of these potential competing drugs are further advanced in development than the Company’s drug candidates and may be commercialised sooner. Even if the Company is successful in developing effective drugs, its compounds may not compete successfully with products produced by its competitors.

The Company’s competitors include pharmaceutical companies and biotechnology companies, as well as universities and public and private research institutions. In addition, companies active in different but related fields represent substantial competition. Many of the Company’s competitors developing oncology drugs have significantly greater capital resources, larger research and development staffs and facilities and greater experience in drug development, regulation, manufacturing and marketing. These organizations also compete with the Company and its service providers, to recruit qualified personnel, and to attract partners for joint ventures and to license technologies. As a result, the Company’s competitors may be able to more easily develop technologies and products that would render the Company’s technologies or its drug candidates obsolete or non-competitive.

The Company has no direct control over the cost of manufacturing its drug candidates. Increases in the cost of manufacturing the Company’s drug candidates would increase the costs of conducting clinical trials and could adversely affect future profitability.

The Company does not intend to manufacture the drug product candidates in-house, and it will rely on third parties for drug supplies both for clinical trials and for commercial quantities in the future. The Company has taken the strategic decision not to manufacture active pharmaceutical ingredients (“API”) for the drug candidates, as these can be more economically supplied by third parties with particular expertise in this area. The Company has identified contract facilities that are registered with the FDA, have a track record of large scale API manufacture, and have already invested in capital and equipment. The Company has no direct control over the cost of manufacturing its product candidates. If the cost of manufacturing increases, or if the cost of the materials used increases, these costs will be passed on, making the cost of conducting clinical trials more expensive. Increases in manufacturing costs could adversely affect the Company’s future profitability if it was unable to pass all of the increased costs along to its customers.

Even if the Company receives regulatory approval to commercialize its drug candidates, the ability to generate revenues from any resulting products will be subject to a variety of risks, many of which are out of the Company’s control.

Even if the drug candidates obtain regulatory approval, resulting products may not gain market acceptance among physicians, patients, healthcare payers or the medical community. The Company believes that the degree of market acceptance and its ability to generate revenues from such products will depend on a number of factors, including:

•	timing of market introduction of the Company’s drugs and competitive drugs;

•	actual and perceived efficacy and safety of the Company’s drug candidates;

•	prevalence and severity of any side effects;

•	potential or perceived advantages or disadvantages over alternative treatments;

•	strength of sales, marketing and distribution support;

•	price of future products, both in absolute terms and relative to alternative treatments;

•	the effect of current and future healthcare laws on the Company’s drug candidates; and

•	availability of coverage and reimbursement from government and other third-party payers.
If any of the Company’s drugs are approved and fail to achieve market acceptance, the Company may not be able to generate significant revenue to achieve or sustain profitability.

The Company may face a risk of product liability claims and may not be able to obtain adequate insurance.

The Company’s business exposes it to the risk of product liability claims. This risk is inherent in the manufacturing, testing and marketing of human therapeutic products. The Company has product liability insurance. The coverage is subject to deductibles and coverage limitations. The Company may not be able to obtain or maintain adequate protection against potential liabilities, or claims may exceed the insurance limits. If the Company cannot or does not sufficiently insure against potential product liability claims, it may be exposed to significant liabilities, which may materially and adversely affect the business development and commercialization efforts.

Enforceability of civil liabilities under the federal securities laws against the Company or the Company’s officers and directors may be difficult.

The Company is a public company limited by shares and is registered and operates under the Australian Corporations Act 2001. Two out of the Company's five directors and many of the officers named in this Annual Report reside outside the U.S. Substantially all of the assets of those persons are located outside the U.S. As a result, it may not be possible to affect service on the Company or such persons in the U.S. or to enforce, in foreign courts, judgments against such persons obtained in U.S. courts and predicated on the civil liability provisions of the federal securities laws of the U.S. There is doubt as to the enforceability in the Commonwealth of Australia, in original actions or in actions for enforcement of judgments of U.S. courts, of civil liabilities predicated solely upon federal or state securities laws of the U.S., especially in the case of enforcement of judgments of U.S. courts where the defendant has not been properly served in Australia.

The trading price of the Company’s ordinary shares and American Depository Receipts (“ADRs”) could decline in value if the trading price of the shares of common stock of its listed subsidiary company, Marshall Edwards, declines.

Novogen currently owns 68.5% (if the preference shares held were converted) of its subsidiary Marshall Edwards, whose shares are currently traded on the Nasdaq Capital Market. If the trading price of MEI’s shares declines or its business does not achieve its objectives or its product development program is delayed, it could have an adverse affect on Novogen’s share price.

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

If the market price of the Company’s ADRs remains below US$5.00 per share, under stock exchange rules, the Company’s stockholders will not be able to use such ADRs as collateral for borrowing in margin accounts. This inability to use ADRs as collateral may depress demand as certain institutional investors are restricted from investing in securities priced below US$5.00 and may lead to sales of such ADRs creating downward pressure on and increased volatility in the market price of the Company’s ordinary shares and ADRs.

On July 21, 2011, the Company received a notice of delisting from Nasdaq stating that the Company was not in compliance with the minimum share price requirement of US$1.00 for continued listing on the Nasdaq Capital Market. According to this notice, the Company will be afforded a grace period of 180 calendar days, or until January 17, 2012, to regain compliance with this continued listing requirement, which may require the Company to take actions such as a reverse stock split, or be delisted from Nasdaq.  Any such delisting would significantly decrease the liquidity in the market for the Company’s shares. This notification from The Nasdaq Stock Market has no bearing on the Australian Stock Exchange listing of the Company’s common shares.

Item 4.                 Information on the Company

History and development of the Company

Novogen Limited, a public company limited by shares, was incorporated in March 1994 under the jurisdiction of the laws of New South Wales, Australia. Novogen is registered and operates under the Australian Corporations Act. Novogen has its registered office at 140 Wicks Rd, North Ryde, New South Wales 2113. Its telephone number and other contact details are: Phone 61-2-9878-0088; Fax 61-2-9878-0055; and website, www.novogen.com (the information contained in the website does not form part of the Annual Report). The Company’s Ordinary Shares are listed on the Australian Stock Exchange (“ASX”) under the symbol “NRT” and its ADRs, each representing five ordinary shares, trade on the Nasdaq Capital Market under the symbol “NVGN”. The Company’s agent in the U.S. for ADR’s is the Bank of New York, 101 Barclay Street 22W New York, N.Y. 10286.

Capital expenditures
The Company made no major investments of a capital nature during fiscal 2011, 2010 or 2009.

Business overview

Nature of the Business

The Company is a pharmaceutical company which has been involved in the discovery, development, manufacture and marketing of products based on the emerging field of isoflavonoid technology. The Company’s product development program, which it conducts through its subsidiaries MEI and Glycotex, embraces a novel range of pharmaceuticals based on the field of isoflavonoid technology and on compounds known as isoflavones, in addition to its development of glucan based products. A key element of the Company’s strategy is to continue to advance its research and development, through its subsidiaries, in more advanced pharmaceuticals in the area of human phenolic compound technology with a focus on progressing the development of drug candidates in the field of oncology and the glucan products in the area of wound care.

The Company continually explores opportunities to maximize value to its stakeholders. In this regard, the Company is currently contemplating possible transactions which may involve the spin-off or sale of one or more businesses, transfers of various assets, possible distributions of MEI securities held by the Company, or other features.

On May 10, 2011 the transactions contemplated by the asset purchase agreement entered into between Novogen Limited, Novogen Research Pty Limited and MEI on December 21, 2010 were completed. Under the agreement, MEI acquired Novogen’s isoflavone-based intellectual property portfolio in exchange for issuing Novogen 1,000 shares of Class A Preferred Stock.

On August 1, 2011 Novogen completed the sale of its consumer products business to Pharm-a-Care Laboratories Pty Limited for a total sale price of A$10.1 million in cash. The sale of the consumer business followed a review by the directors of the Company of the strategic alternatives for all of its businesses. While the consumer products business has grown over the past 12 months and is profitable, it did not fit with the Company’s longer term focus on therapeutic drug development programs primarily, through the Company’s majority owned subsidiaries MEI and Glycotex.

Clinical development or product candidates

The Company’s clinical development program is now run through Novogen’s subsidiaries MEI and Glycotex. MEI runs the Company’s oncology drug development program and Glycotex is developing the Glucan based wound healing technology.

MEI Clinical Product Development Programs

Program 1: NADH Oxidase Inhibitors

MEI’s first and most advanced program is a family of compounds that includes Phenoxodiol, a first-generation compound that has been well tolerated in more than 400 patients, and a next-generation compound called ME-143 (previously known as NV-143).

First Generation: Phenoxodiol
Phenoxodiol has been administered to more than 400 patients via oral or intravenous routes and appears to be well tolerated with low toxicity. In June 2010, MEI unblinded the results of its randomized OVATURE trial of orally administered Phenoxodiol in combination with platinum-based chemotherapy in women with recurrent ovarian cancer. The trial was closed in April 2009 with 142 out of a planned 340 patients enrolled. The final analysis determined that the trial did not show a statistically significant improvement in either its primary (progression-free survival) or secondary (overall survival) endpoints. In this trial, less than 1% of patients (one out of 142) achieved a clinical response in either arm, suggesting that in this patient population, Phenoxodiol does not overcome platinum-resistance when administered orally.

In a comparable Phase II clinical trial of intravenously administered Phenoxodiol in combination with platinum-based chemotherapy in a patient population comparable to that enrolled in the OVATURE study, a clinical response was observed in 30% of patients (six out of 20).

Pharmacokinetic studies suggest that significantly higher levels of active drug are measured when isoflavone compounds are administered intravenously versus the oral route. As a result of these findings, MEI intends to pursue the clinical development of its next-generation compounds using an intravenous formulation.

Next Generation: ME-143
ME-143 is the primary metabolite of Triphendiol, a second-generation derivative of Phenoxodiol. Pre-clinical studies show that ME-143 demonstrates enhanced anti-tumour activity against a broad range of tumour cell lines when used alone or in combination with platinum-based chemotherapy when compared to both Phenoxodiol and Triphendiol.

As a result, ME-143 has been selected as the lead product candidate for this program. MEI is completing drug manufacturing and non-clinical safety studies of ME-143. On August 17, 2011, MEI’s Investigational New Drug (IND) application for ME-143 was approved by the U.S. Food and Drug Administration (FDA).  MEI planned to initiate a Phase I clinical trial of intravenous ME-143 by September 2011, which has now commenced. MEI will then follow this safety study with randomized Phase II studies in combination with chemotherapy.

Program 2: Mitochondrial Inhibitors

MEI’s second program is a family of compounds that includes NV-128, a first-generation compound that has shown activity against a broad range of cancer cell lines, and a next-generation compound called ME-344 that appears to be more active than NV-128 in pre-clinical studies.

First Generation: NV-128
NV-128 is an investigational cancer compound which has been shown in pre-clinical laboratory studies to promote cancer cell death by targeting the specific protein regulatory pathway (i.e., AKT-mTOR pathway) in cancer cells that have become resistant to many drugs used to kill cancer cells. Structurally, NV-128 is an analogue of Phenoxodiol, but in contrast uses different molecular mechanisms to promote the death of cancer cells.

In September 2009, MEI released data demonstrating that the anti-tumor activity of NV-128 in animal xenograft models is achieved without apparent toxicity. NV-128 is a novel mitochondrial inhibitor, capable of inhibiting both mTORC1 and mTORC2 protein regulatory pathways which are suggested to be central to the aberrant proliferative capacity of both mature cancer cells and cancer stem cells. Laboratory data in mice bearing human ovarian cancer xenografts demonstrated that NV-128 may have a better safety profile than some other mTOR inhibitors. Additional data released reported that NV-128 was judged to be without cardiac toxicity in laboratory studies.

NV-128 has shown activity in pre-clinical models against a broad range of cancers, including KRAS-mutant, Tarceva-resistant non-small cell lung cancer cell lines. Results from an ongoing study conducted in collaboration with Dr. Gil Mor, an oncologist at the Yale School of Medicine, demonstrate that NV-128 is active against all chemotherapy-resistant ovarian tumour cells tested in the laboratory to date.

In November 2010, Dr. Ayesha Alvero from the Department of Obstetrics, Gynecology, and Reproductive Sciences at the Yale School of Medicine presented data from a pre-clinical study of NV-128 demonstrating its ability to induce mitochondrial instability, ultimately leading to cell death in chemotherapy-resistant ovarian cancer stem cells. The data were reported at the 1st World Congress on Targeting Mitochondria in Berlin.

Next Generation: ME-344
MEI has identified a possible natural metabolite of NV-128 in a compound it calls ME-344 (previously known as NV-344). In preliminary studies, ME-344 has demonstrated more activity against a panel of human tumour cell lines as compared to NV-128. MEI is in the process of finalising its lead identification studies for this program, after which it plans to conduct the necessary animal toxicity studies to initiate a Phase I trial during the second half of 2011.

Glycotex programs for clinical development of product canditates

GLYC-101

The investigational product candidate GLYC-101 Gel, currently being developed by the Company’s U.S. subsidiary Glycotex, Inc. (“Glycotex”), is intended to stimulate and modulate the natural cascade of wound healing activities in several cell populations. The product candidate is a topical gel formulation to be applied directly on the wound surface. The strategic priorities for GLYC-101 include wound healing following laser ablation, burn wounds, surgical wounds, venous ulcers and diabetic ulcers.

Clinical and pre-clinical results
On, June 27, 2011 Glycotex announced that it had submitted the final results of the two completed Phase II clinical studies of its drug product candidate, GLYC-101 gel, to the clinicaltrials.gov database.  These clinical studies have evaluated the effect of investigational GLYC-101 on wound closure in patients undergoing carbon dioxide laser skin resurfacing.

The pilot randomized, double-blind, placebo-controlled clinical study in Beverly Hills, California has enrolled 12 healthy subjects undergoing laser skin ablation.  In addition to assessing safety endpoints, the study has investigated efficacy endpoints, including the promotion of wound healing and cosmetic outcomes, over a 1-month period following laser skin ablation. Although this study was not statistically powered to determine efficacy of GLYC-101 gel, all wound sites, regardless of treatment, displayed complete wound closure without signs of delayed healing, and the median time to complete wound closure was 15 days for all ablated sites, regardless of treatment.  No serious adverse events have occurred in this study.  Based on the results of this study, GLYC-101 gel, 1.0% was well tolerated in healthy subjects undergoing laser skin ablation and recommended for further clinical testing.

A second randomized, double-blind, placebo-controlled Phase II clinical study has evaluated the effect of investigational GLYC-101 gel on complete wound closure and cosmetic outcomes in 26 subjects undergoing carbon dioxide laser skin resurfacing on the lower eyelid area at one clinical trial site in Beverly Hills, California. Subjects were randomized to receive either GLYC-101 0.1%, GLYC-101 1.0%, or placebo gel on one lower eyelid, and a different test article on the other lower eyelid applied topically to the laser-ablated area immediately following the laser procedure and for four consecutive days thereafter for a total of five applications. The primary efficacy endpoint of the study was time to complete wound healing, and the secondary efficacy point was cosmetic outcomes, including scarring, observed over the course of one month following the initial application of GLYC-101 gel or placebo. In the overall analysis, time to complete wound closure was shorter for all GLYC-101 applications combined at each concentration compared to placebo (p values are 0.0062 and 0.0331 for GLYC-101, 0.1% and GLYC-101, 1.0%, respectively). By Day 12, approximately 94% and 82% of subjects receiving GLYC-101, 0.1% and GLYC-101, 1.0%, respectively, exhibited complete wound closure compared to approximately 64% of subjects receiving placebo. All subjects had complete wound closure by Day 35.  No serious adverse events considered to be related to GLYC-101 have been reported.

Preliminary clinical activity of GLYC-101 is consistent with the results of the mechanism of action studies. As described in a recent publication (S. Roy et al., Wound Repair Regen. 2011 May; 19(3):411-419), GLYC-101 was shown to regulate wound macrophage function by inducing production of tumour necrosis factor alpha (TNFα) in murine and human cells. Activation of wound macrophages by GLYC-101 represents one of the potential mechanisms by which this β-glucan may benefit chronic wounds where inefficient inflammatory response is one of the underlying causes of impaired healing.

Intellectual property
In the past 12 months the Company has filed four U.S. patent applications in relation to applications of the GLYC-101 technology. The applications are directed to methods of predicting the response of a patient to the administration of glucan; methods of producing endotoxin-free glucan; methods of evaluating the biological activity of a glucan; and methods for treating skin wounds or lesions, or connective tissue damage or injury using a particular amount of GLYC-101. The Company now has a total of 17 patents and pending patent applications covering GLYC-101, including 11 granted patents and 6 pending patent applications.

Funding
Glycotex has been awarded a cash grant totaling US$244,479 under the U.S. Government's Qualifying Therapeutic Discovery Project (QTDP) program. The QTDP program was created by U.S. Congress as part of the Patient Protection and Affordable Care Act of 2010. Glycotex received the grant for its program to develop GLYC-101 Gel investigational product for the treatment of acute and chronic wounds.

Strategic Collaborations
Glycotex has been engaged in preliminary discussions with potential corporate partners that could provide synergies for the continued development, manufacture, and future commercialization of its lead compound.

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

The Company established 100% owned subsidiary companies in Canada and the U.K. to market and distribute its range of dietary supplements. The Company also entered into agency agreements to distribute its dietary supplements in Singapore, China, Malaysia, Indonesia, Taiwan, South Africa, Ireland, Austria, Netherlands, Switzerland, Belgium, Portugal, Italy, Malta, Korea, Brazil and UAE. In 2006, the Company licensed the U.S. rights to market Promensil and Trinovin brands to Natrol, Inc.

On August 2, 2011 Novogen announced the completion of the sale of its consumer products business to Pharm-a-Care Laboratories Pty Limited for a total sale price of A$10.1 million in cash. The sale of the consumer business followed a review by the directors of the Company of the strategic alternatives for all of its businesses. While the consumer products business has grown over the past 12 months and is profitable, it did not fit with the Company’s longer term focus on therapeutic drug development programs primarily, through the Company’s majority owned subsidiaries Marshall Edwards, Inc. and Glycotex, Inc.

The following table is an analysis of revenue from sales and other sources during the past three fiscal years by categories of activity and by geographical market. Other revenue consists principally of interest income and royalty receipts.

Category of Activity

	2009	2010	2011
	(A$'000)	(A$'000)	(A$'000)

Revenue from sale of goods	8,333	7,983	10,843

Other revenue	2,814	1,925	2,535

Total Revenue	11,147	9,908	13,378

Geographical Markets

	2009	2010	2011
	(A$'000)	(A$'000)	(A$'000)

Revenue from sale of goods

Australasia	4,065	3,955	3,793

Europe	2,200	2,240	2,367

North America	2,068	1,788	1,778

South America	-	-	2,905

	8,333	7,983	10,843

Other revenue

Australasia	2,528	1,824	2,404

Europe	1	2	-

North America	285	99	131

	2,814	1,925	2,535

Total Revenue	11,147	9,908	13,378

Source and Availability of Raw Materials

Phenolic Pharmaceutical Compounds

The Company has taken the strategic decision not to manufacture compounds for clinical trials or commercial scale Active Pharmaceutical Ingredients (API) for its drug candidates, including ME-143 and ME-344 as these can be more economically supplied by third parties with particular expertise in this area.

Isoflavones

Isoflavones for use in consumer health care products were supplied under contract  from  a third party supplier. The Company also used contract formulators and packers in Australia to tablet and pack the final product for supply to world markets.

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

The Company pursues a broad patent application filing strategy, and filing PCT patent applications can be used to pursue patent protection in member countries with significant markets for the Company’s products. In May 2011, Novogen sold to its subsidiary, MEI, its isoflavone-based intellectual property portfolio, following approval by Novogen and MEI shareholders in respective Extraordinary General Meetings.

The areas with expanding patent cover include novel dimeric and novel aminated isoflavones, isoflavone formulations and various uses, combined isoflavone/chemotherapy and isoflavone/radiotherapy treatments and glucan preparation and uses.

Trademark Protection

The Company also seeks IP protection through trademark registration of product names and corporate logos. The Company has an active program of registering all product trademarks in significant markets. The trademarks associated with the consumer products business were sold with the consumer business in August 2011.

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

In connection with agreement, the Company recognized royalty income from ADM of A$1.7 million and A$1.5 million in fiscal years 2011 and 2010, respectively.

During the year the Company renegotiated the licence agreement in place with ADM. The result was that the Company will receive an upfront cash payment of US$2.9 million (less any withholding tax payable) as the full consideration for all unpaid amounts otherwise payable by ADM for the period to May 31, 2013. These funds were received in July 2011.

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

U.S. Regulatory Requirements

The FDA, and comparable regulatory agencies in other countries, regulate and impose substantial requirements upon the research, development, pre-clinical and clinical testing, labelling, manufacture, quality control, storage, approval, advertising, promotion, marketing, distribution and export of pharmaceutical products including biologics, as well as significant reporting and record-keeping obligations. State governments may also impose obligations in these areas.

In the U.S., pharmaceutical products are regulated by the FDA under the Federal Food, Drug, and Cosmetic Act or FDCA and other laws including in the case of biologics, the Public Health Service Act. The Company believes, but cannot be certain, that its products will be regulated as drugs by the FDA. The process required by the FDA before drugs may be marketed in the U.S. generally involves the following:

•
pre-clinical laboratory evaluations, including formulation and stability testing, and animal tests performed under the FDA’s Good Laboratory Practices regulations to assess pharmacological activity and toxicity potential;

•
submission and approval of an Investigational New Drug Application, or IND, including results of pre-clinical tests, manufacturing information, and protocols for clinical tests, which must become effective before clinical trials may begin in the U.S.;

•	obtaining approval of Institutional Review Boards, or IRBs, to administer the products to human subjects in clinical trials;

•	adequate and well-controlled human clinical trials to establish the safety and efficacy of the product for the product’s intended use;

•	development of manufacturing processes which conform to FDA current Good Manufacturing Practices, or cGMPs, as confirmed by FDA inspection;

•	submission of results for pre-clinical and clinical studies, and chemistry, manufacture and control information on the product to the FDA in a New Drug Approval Application, or NDA; and

•	FDA review and approval of an NDA, prior to any commercial sale or shipment of a product.

The testing and approval process requires substantial time, effort, and financial resources, and the Company cannot be certain that any approval will be granted on a timely basis, if at all.

The results of the pre-clinical studies, together with initial specified manufacturing information, the proposed clinical trial protocol, and information about the participating investigators are submitted to the FDA as part of an IND, which must become effective before the Company may begin human clinical trials in the U.S. Additionally, an independent IRB must review and approve each study protocol and oversee conduct of the trial. An IND becomes effective 30 days after receipt by the FDA, unless the FDA, within the 30-day period, raises concerns or questions about the conduct of the trials as outlined in the IND and imposes a clinical hold. If the FDA imposes a clinical hold, the IND sponsor must resolve the FDA’s concerns before clinical trials can begin. Pre-clinical tests and studies can take several years to complete, and there is no guarantee that an IND submitted, based on such tests and studies, will become effective within any specific time period, if at all.

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

Results of pre-clinical studies and clinical trials, as well as detailed information about the manufacturing process, quality control methods, and product composition, among other things, are submitted to the FDA as part of an NDA seeking approval to market and commercially distribute the product on the basis of a determination that the product is safe and effective for its intended use. Before approving an NDA, the FDA will inspect the facilities at which the product is manufactured and will not approve the product unless cGMP compliance is satisfactory. If applicable regulatory criteria are not satisfied, the FDA may deny the NDA or require additional testing or information. As a condition of approval, the FDA also may require post-marketing testing or surveillance to monitor the product’s safety or efficacy. Even after an NDA is approved, the FDA may impose additional obligations or restrictions (such as labelling changes), or even suspend or withdraw a product approval on the basis of data that arise after the product reaches the market, or if compliance with regulatory standards is not maintained. The Company cannot be certain that any NDA it submits will be approved by the FDA on a timely basis, if at all. Also, any such approval may limit the indicated uses for which the product may be marketed. Any refusal to approve, delay in approval, suspension or withdrawal of approval, or restrictions on indicated uses could have a material adverse impact on the Company’s business prospects.

Each NDA must be accompanied by a user fee, pursuant to the requirements of the Prescription Drug User Fee Act, or PDUFA, and its amendments. According to the FDA’s fee schedule, effective on October 1, 2011 for the fiscal year 2012, the user fee for an application requiring clinical data, such as an NDA, is US$1,841,500. The FDA adjusts the PDUFA user fees on an annual basis. PDUFA also imposes an annual product fee for prescription drugs and biologics (US$98,970), and an annual establishment fee (US$520,100) on facilities used to manufacture prescription drugs and biologics. A written request can be submitted for a waiver for the application fee for the first human drug application that is filed by a small business, but there are no waivers for product or establishment fees. The Company is not at the stage of development with its products where it is subject to these fees, but they are significant expenditures that may be incurred in the future and must be paid at the time of application submissions to FDA.

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

After product approval, there are continuing significant regulatory requirements imposed by the FDA, including record-keeping requirements, obligations to report adverse side effects in patients using the products, and restrictions on advertising and promotional activities. Quality control and manufacturing procedures must continue to conform to cGMPs, and the FDA periodically inspects facilities to assess cGMP compliance. Additionally, post-approval changes in ingredient composition, manufacturing processes or facilities, product labelling, or other areas may require submission of a NDA Supplement to the FDA for review and approval. New indications will require additional clinical studies and submission of a NDA Supplement. Failure to comply with FDA regulatory requirements may result in an enforcement action by the FDA, including Warning Letters, product recalls, suspension or revocation of product approval, seizure of product to prevent distribution, impositions of injunctions prohibiting product manufacture or distribution, and civil and criminal penalties. Maintaining compliance is costly and time-consuming. The Company cannot be certain that it, or its present or future suppliers or third-party manufacturers, will be able to comply with all FDA regulatory requirements, and potential consequences of noncompliance could have a material adverse impact on it’s business prospects.

The FDA’s policies may change, and additional governmental regulations may be enacted that could delay, limit, or prevent regulatory approval of the Company’s products or affect its ability to manufacture, market, or distribute its products after approval. Moreover, increased attention to the containment of healthcare costs in the U.S. and in foreign markets could result in new government regulations that could have a material adverse effect on the business. The Company’s failure to obtain coverage, an adequate level of reimbursement, or acceptable prices for future products could diminish any revenues the Company may be able to generate. The Company’s ability to commercialize future products will depend in part on the extent to which coverage and reimbursement for the products will be available from government and health administration authorities, private health insurers, and other third-party payers. European Union member states and U.S. government and other third-party payers increasingly are attempting to contain healthcare costs by consideration of new laws and regulations limiting both coverage and the level of reimbursement for new drugs. The Company cannot predict the likelihood, nature or extent of adverse governmental regulation that might arise from future legislative or administrative action, either in the U.S. or abroad.

The Company’s activities may also be subject to state laws and regulations that affect the its ability to develop and sell products. The Company is also subject to numerous federal, state, and local laws relating to such matters as safe working conditions, clinical, laboratory, and manufacturing practices, environmental protection, fire hazard control, and disposal of hazardous or potentially hazardous substances. The Company may incur significant costs to comply with such laws and regulations now or in the future, and the failure to comply may have a material adverse impact on business prospects.

The FDCA includes provisions designed to facilitate the development and expedite the review of drugs and biological products intended for treatment of serious or life-threatening conditions that demonstrate the potential to address unmet medical needs for such conditions. These provisions set forth a procedure for designation of a drug as a “fast track product”. The fast track designation applies to the combination of the product and specific indication for which it is being studied. A product designated as fast track is ordinarily eligible for additional programs for expediting development and review, but products that are not in fast track drug development programs may also be able to take advantage of these programs. These programs include priority review of NDAs and accelerated approval. Drug approval under the accelerated approval regulations may be based on evidence of clinical effect on a surrogate endpoint that is reasonably likely to predict clinical benefit. A post-marketing clinical study will be required to verify clinical benefit, and other restrictions to assure safe use may be imposed.

Under the Drug Price Competition and Patent Term Restoration Act of 1984, a sponsor may obtain marketing exclusivity for a period of time following FDA approval of certain drug applications, regardless of patent status, if the drug is a new chemical entity or if new clinical studies were required to support the marketing application for the drug. This marketing exclusivity prevents a third party from obtaining FDA approval for an identical or nearly identical drug under an Abbreviated New Drug Application or a “505(b)(2) New Drug Application”. The statute also allows a patent owner to obtain an extension of applicable patent terms for a period equal to one-half the period of time elapsed between the filing of an IND and the filing of the corresponding NDA plus the period of time between the filing of the NDA and FDA approval, with a five year maximum patent extension. The Company cannot be certain that it will be able to take advantage of either the patent term extension or marketing exclusivity provisions of these laws.

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

European Union Regulatory Requirements

Outside the U.S., the Company’s ability to market its products will also be contingent upon receiving marketing authorizations from the appropriate regulatory authorities and compliance with applicable post-approval regulatory requirements. Although the specific requirements and restrictions vary from country to country, as a general matter, foreign regulatory systems include risks similar to those associated with FDA regulation, described above. Under EU regulatory systems, marketing authorizations may be submitted either under a centralized or a national procedure. Under the centralized procedure, a single application to the European Medicines Agency (EMA) leads to an approval granted by the European Commission which permits the marketing of the product throughout the EU. The centralized procedure is mandatory for certain classes of medicinal products, but optional for others. For example, all medicinal products developed by certain biotechnological means, and those developed for cancer and other specified diseases and disorders, must be authorized via the centralized procedure. The Company assumes that the centralized procedure will apply to its products that are developed by means of a biotechnology process. The national procedure is used for products that are not required to be authorized by the centralized procedure. Under the national procedure, an application for a marketing authorization is submitted to the competent authority of one member state of the EU. The holders of a national marketing authorization may submit further applications to the competent authorities of the remaining member states via either the decentralized or mutual recognition procedure. The decentralized procedure enables applicants to submit an identical application to the competent authorities of all member states where approval is sought at the same time as the first application, while under the mutual recognition procedure, products are authorized initially in one member state, and other member states where approval is sought are then requested to recognize the original authorization based upon an assessment report prepared by the original authorizing competent authority.

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

As with FDA approval, the Company may not be able to secure regulatory approvals in Europe in a timely manner, if at all. Additionally, as in the U.S., post-approval regulatory requirements, such as those regarding product manufacture, marketing, or distribution, would apply to any product that is approved in Europe, and failure to comply with such obligations could have a material adverse effect on the Company’s ability to successfully commercialize any product.

The conduct of clinical trials in the European Union is governed by the European Clinical Trials Directive (2001/20/EC), which was implemented in May 2004. This Directive governs how regulatory bodies in member states control clinical trials. No clinical trial may be started without a clinical trial authorization granted by the national competent authority and favorable ethics approval.

Accordingly, there is a marked degree of change and uncertainty both in the regulation of clinical trials and in respect of marketing authorizations which face the Company or its products in Europe.

Nasdaq compliance

Novogen

On July 23, 2010 the Company received a notice from Nasdaq advising that it was no longer in compliance with the Nasdaq listing requirement to maintain a closing minimum bid price of US$1.00 per American Depository Receipts (“ADR”),  allowing 180 days to correct the non-compliance.  The Company was subsequently granted an additional 180 calendar days, or until July 18, 2011, to regain compliance in accordance with Nasdaq Rule 5810(c)(3)(A). On April 6, 2011 the Company received a further notice from Nasdaq confirming that for the ten consecutive business days, from March 23, 2011 to April 5, 2011, the closing bid price of the Company’s ADR’s had been at US$1.00 per ADR or greater. Accordingly, the Company regained compliance with Listing Rule 5550(a)(2) and the matter was closed.

A further notice was received from Nasdaq on July 21, 2011. Information regarding this notice is contained below under the item “Significant Changes after Balance Sheet Date”.

Notification from the Nasdaq Stock Market has no bearing on the ASX listing.

Marshall Edwards, Inc.

During fiscal year 2011, MEI received deficiency notices from Nasdaq regarding non-compliance with the minimum stockholders equity and the minimum Market Value of Publicly Held Shares in accordance with Nasdaq Listing Standards for the Nasdaq Global Market. In March 2011 MEI received a positive response from the Nasdaq Listing Qualifications Staff indicating that its request for a transfer and continued listing on the Nasdaq Capital Market had been granted. MEI’s common stock began trading on the Nasdaq Capital Market effective with the open of business on March 16, 2011.

Under Nasdaq rules, failure to maintain minimum stockholders’ equity of $2.5 million may result in the delisting of MEI’s common stock from the Nasdaq Capital Market, in which case MEI would have 45 calendar days from the date of notification by Nasdaq to submit a plan to regain compliance. If the plan is accepted, Nasdaq can grant an extension of up to 180 calendar days from the date of the original notification for MEI to evidence compliance with this requirement. As a result of continuing losses from operations and the recognition of other expense for the fair value of derivative liabilities related to the securities issued in the private placement that closed in May 2011, MEI’s stockholders’ equity fell below $2.5 million as of June 30, 2011; however, as a result of its financing activities during the three months ended September 30, 2011, MEI’s stockholders’ equity exceeded the $2.5 million requirement as of September 30, 2011.

In addition, under Nasdaq rules, companies listed on the Nasdaq Capital Market are required to maintain a share price of at least $1.00 per share and if the share price declines below $1.00 for a period of 30 consecutive business days, then the listed company would have 180 days to regain compliance with the $1.00 per share minimum. In the event that MEI’s share price declines below $1.00, it may be required to take action, such as a reverse stock split, in order to comply with the Nasdaq rules that may be in effect at the time.

If MEI is not able to comply with the listing standards of the Nasdaq Capital Market, its common stock will be delisted from Nasdaq and an associated decrease in liquidity in the market for its common stock will occur.

Organizational Structure

Corporate Structure
Novogen Limited is a company limited by shares and is incorporated and domiciled in Australia. Novogen Limited and its controlled entities “Novogen” or the “Group” have prepared a consolidated financial report incorporating the entities that Novogen Limited controlled during fiscal 2011, which included the following controlled entities:

Name of Entity	Country of Incorporation	Ownership %+
Novogen Laboratories Pty Ltd	Australia	100
Novogen Research Pty Ltd	Australia	100
Novogen Inc	U.S.	100
Glycotex, Inc.	U.S.	80.7
Novogen Limited (U.K.)	U.K.	100
Novogen Canada Limited	Canada	100
Marshall Edwards, Inc.#	U.S.	59.0
Marshall Edwards Pty Limited*#	Australia	59.0

* Indirect ownership through Marshall Edwards, Inc.
+ Ownership % at June 30, 2011.
# The proportion of ownership interest is equal to the proportion of voting power held and excludes convertible preference shares which do not hold any voting rights until converted.

Property, Plant and Equipment

The Company’s leases premises in North Ryde, Sydney which occupies approximately 1,088 square meters. These premises are used as Novogen’s corporate headquarters and also contained the laboratory facilities for the Company’s Chemistry and Quality operations used in the pilot plant manufacturing of the small scale synthetic drug compounds prior to the transfer of this function to the U.S. subsidiary MEI. The lease expires in August 2015.

The Company believes these facilities will adequately meet the Company’s needs for the foreseeable future and is currently seeking alternative arrangements to utilise excess space following the transition of the research and development function to the U.S. and the sale of the consumer business. The Company has raised a provision for the excess space available at its North Ryde premises. In estimating the provision, management has made certain assumptions regarding the time it will take to find a suitable alternative to utilise the excess space and the current space requirements.

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

Returns

Over the last three years, returns and estimates of return liability were not considered material and are detailed below.

	Balance at Beginning of year	Charged to Cost and Expense	Actual Returns	Balance at End of Year
	A$'000	A$'000	A$'000	A$'000
Allowance for Sales returns:
Year ended June 30, 2009	47	277	288	36
Year ended June 30, 2010	36	75	110	1
Year ended June 30, 2011	1	126	127	0

Discounts

Discounts are generally calculated as deductions off the Company’s invoice price and as such do not require significant judgment in determining accrual amounts.  Over the last three years, the discounts and estimate of claims were not considered material and are detailed below:

	Balance at Beginning of year	Charged to Cost and Expense	Actual Discounts	Balance at End of Year
	A$'000	A$'000	A$'000	A$'000
Allowance for Sales discounts:
Year ended June 30, 2009	79	647	584	142
Year ended June 30, 2010	142	492	557	77
Year ended June 30, 2011	77	490	497	70

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

Discontinued operations

The Company looked at strategic alternatives for its consumer products business. The consumer products business was not part of the Company’s longer term focus of therapeutic drug development, which the Company is undertaking through its majority owned subsidiaries MEI and Glycotex. The Company commenced a planned process to dispose of this business and in April 2011 appointed a financial advisor to actively search for a buyer and complete the plan. This business has been classified as a discontinuing operation for the purposes of this report.

On August 1, 2011 Novogen completed the sale of its consumer products business to Pharm-a-Care Laboratories Pty Limited for a total sale price of A$10.1 million in cash.

Results of Operations

The following table provides a summary of revenues and expenses to supplement the more detailed discussions below:

STATEMENT OF COMPREHENSIVE INCOME
for the year ended 30 June, 2011
	Consolidated
	2011	2010	2009	2011
	A$'000	A$'000	A$'000	US$'000
Continuing Operations
Revenue	2,025	1,784	2,504	2,173

Gross profit	2,025	1,784	2,504	2,173

Other income	512	7	-	549

Research & development expenses	(3,902)	(7,550)	(18,138)	(4,188)
General and administrative expenses	(9,562)	(10,039)	(6,286)	(10,262)
Finance costs	(18)	(15)	(11)	(19)

Loss before income tax	(10,945)	(15,813)	(21,931)	(11,747)

Income tax expense	(1)	(1)	(1)	(1)

Loss after tax from continuing operations	(10,946)	(15,814)	(21,932)	(11,748)

Profi/(loss) after tax from discontinuing operations	1,467	568	(1,855)	1,574

Loss for the period	(9,479)	(15,246)	(23,787)	(10,174)

Other comprehensive income (loss)
Net exchange difference on translation of financial statements of foreign controlled entities (net of tax 2011: Nil, 2010:Nil)	(690)	(1,079)	6,163	(741)

Other comprehensive income (loss)	(690)	(1,079)	6,163	(741)

Total comprehensive income (loss)	(10,169)	(16,325)	(17,624)	(10,915)

Operating Results – Fiscal 2011 compared to Fiscal 2010

Revenue

The Group earned revenues from continuing operations for the year ended June 30, 2011 of A$2.0 million versus A$1.8 million in the previous corresponding period. The increase relates to additional royalty revenue recognised and dividend income received from a small investment the Company holds in Nox Technology, which was partially offset by a decrease in interest earned due to a reduction in cash balances held.

The Company looked at strategic alternatives for its consumer products business. The consumer products business was not part of the Company’s longer term focus of therapeutic drug development, which the Company is undertaking through its majority owned subsidiaries MEI and Glycotex. The Company commenced a planned process to dispose of this business and in April 2011 appointed a financial advisor to actively search for a buyer and complete the plan. This business has been classified as a discontinuing operation for the purposes of this report.

The group earned revenue from discontinuing operations for the year ended June 30, 2011 of A$11.4 million versus A$8.1 million for the year ended June 30, 2010.

Consumer product sales

Sales of consumer health care products for the year ended June 30, 2011 were A$10.8 million, an increase of A$2.8 million from A$8.0 million for the twelve months ended June 30, 2010. The increase was primarily related to new distribution in Brazil and increased volume sold to the Company’s distributor in Italy.

Other revenue from discontinuing operations for the year ended June 30, 2011 was A$0.5 million, an increase of A$0.4 million from A$0.1 million for the twelve months ended June 30, 2010. The increase was as a result of signing an amended licence agreement with a European distributor to sell an alternate red clover product. This agreement replaces a previous licence agreement and included an upfront licence fee and an ongoing minimum royalty fee.

Net loss

The operating loss attributable to Novogen shareholders for the financial year, after allowing for losses attributable to non-controlling interests of A$3.0 million, reduced by A$5.8 million or 47% to A$6.5 million from a loss of A$12.3 million for the previous year.

The net loss from continuing operations after income tax for the consolidated Group for the year ended June 30, 2011 reduced by A$4.9 million to A$10.9 million from A$15.8 million for the previous year. The reduction in the Group’s net loss for the year ended June 30, 2011 was primarily due to reduced research and development costs as the Company is refocusing on smaller clinical studies of its next generation drug candidates, representing savings from the large Phase III OVATURE study conducted in previous years. These savings have been partially offset by termination payments made in relation to the restructuring of the Australian business and the increased costs of developing the U.S. management team in MEI, to progress the Company’s oncology drug development program.

The net profit from discontinuing operations was A$1.5 million for the year ended June 30, 2011 compared to A$0.6 million for the previous year ended June 30, 2010. The increased profit was primarily as a result of the increased revenue earned from Brazil and Italy, combined with currency gains by this business segment, which are partially offset by corresponding currency movements in the Company’s other business segments.

Operating Results – Fiscal 2010 compared to Fiscal 2009

Revenue

The Group earned revenues from continuing operations for the year ended June 30, 2010 of A$1.8 million versus A$2.5 million in the previous corresponding period. The decrease was mainly due to lower interest receipts on lower cash balances, combined with unfavourable exchange rate impacts on royalty receipts.

Consumer product sales

Sales of consumer health care products for the year ended June 30, 2010 were A$8.0 million, a decrease of A$0.3 million from A$8.3 million for the year ended June 30, 2009. The decrease was related to a number of factors including discontinuing sales of the Aliten weight loss product in Australia and decreased consumer demand in the UK associated with the economic downturn. Sales were negatively effected by exchange rate movements as a result of a strengthening of the AUD compared to both the GBP and CAD. These decreases were partially offset by increased export sales from Australia to overseas distributor partners.

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

Research and development expenses decreased by A$10.7 million reflecting cost savings following the termination of the Phase III Ovature clinical trial. Selling and promotional expenses decreased by A$2.4 million as a result of reduced marketing expenses associated with discontinuing sales of Aliten. General and Administrative Expenses increased by A$3.7 million primarily as a result of staff terminations described below.

Net loss

The operating loss attributable to Novogen shareholders for the financial year, after allowing for losses attributable to non-controlling interests of A$2.9 million, reduced by A$6.6 million or 35% to A$12.3 million from a loss of A$18.9 million for the previous year.

The net loss from continuing operations after income tax for the consolidated Group for the year ended June 30, 2010 reduced by A$8.6 million to A$15.2 million from A$23.8 million for the previous year. The reduction in the Group’s net loss for the year ended June 30, 2010 was primarily due to costs savings related to the termination of the Phase III Ovature clinical trial, combined with reduced marketing expenses associated with discontinuing sales of Aliten. Other savings in administrative expenses were offset by the termination payments made to the Company’s CEO in December 2009 and termination payments for a number of other senior management staff as part of the Company restructure which took place in June, 2010, amounting in total to approximately A$3 million. This restructure is part of the continuing strategy to focus the Group’s resources towards oncology drug research and development.

Liquidity and capital resources

Cash resources

At June 30, 2011, the Group had total funds of A$6.0 million compared to A$15.1 million at June 30, 2010.

During fiscal 2011, the Company had net cash outflows from operating activities of A$8.7 million compared to cash outflows of A$16.6 million in fiscal 2010. Cash was used to fund the Group’s operations including the drug development program undertaken by Novogen’s U.S. subsidiaries Marshall Edwards, Inc. (“MEI”), Glycotex, Inc. (“Glycotex”) and in connection with the restructuring of the Australian business following the transfer of the drug development program to MEI.

The Company invests its cash and cash equivalents in interest bearing facilities with various maturity dates. At the end of fiscal 2011, term deposits amounting to A$0.7 million had a weighted average interest rate of 5.15% and cash deposits at call of A$5.3 million had a weighted average interest rate of 0.78%.

The Company has a multi option facility with St George Bank Limited, an Australian commercial bank, of A$0.25 million, which was fully utilised to support the security deposit in place, required under the lease for the premises in North Ryde, at the end of fiscal 2011.

As of June 30, 2011, the Group did not hold derivative financial instruments in managing its foreign currency, however, the Company may from time to time enter into hedging arrangements where circumstances are deemed appropriate.

The Company believes that its current cash balance, which includes the cash received from the sale of its consumer business in August 2011, will provide sufficient cash resources to fund operations over the next twelve months. The Company’s subsidiaries will require additional funds in order to complete the planned clinical development programs. In order to obtain additional funding the Company’s subsidiaries may need to rely on collaboration and /or licensing opportunities.

The Company cannot assure you that it’s subsidiaries will be able to raise the funds necessary to complete the planned clinical trial programs, or find appropriate collaboration or licensing opportunities.

The Company has historically financed its operations primarily from equity capital.

On August 1, 2011 the Company completed the sale of its consumer products business to Pharm -a-Care Laboratories Pty Limited for a total sale price of A$10.1 million in cash.

On September 30, 2011, the Company purchased 1,333,333 shares of common stock of MEI for an aggregate cash purchase price of US$2 million. The Company also committed to make an additional equity investment in MEI of US$2 million on or before June 30, 2012.

During the three months ended September 30, 2011, MEI issued 1,294,000 shares of its common stock upon conversion of Series B warrants, for gross proceeds of US$1,269,000. The remaining Series B warants were exercised for 305,603 shares on a cashless basis pursuant to the Supplemental Agreement, dated September 28, 2011, to the May 2011 amended and restated securities purchase agreement. Also in connection with the Supplemental Agreements, MEI made cash payments to the private placement investors of US$365,000, and certain amendments were made to the Series A warrants to prevent further reduction in the exercise price of the Series A warrants upon the occurrence of certain events, including the subsequent sale or deemed sale by MEI of shares of common stock at a price per share below the exercise price of the Series A warrants, as amended.

After giving effect to the Series B warrant issuances, no Series B warrants were outstanding and 2,250,564 Series A warrants were outstanding.  In addition to the Series A warrants and the Series A convertible preferred stock of MEI held by the Company, as of September 30, 2011, there were outstanding warrants to purchase 248,003 shares of MEI’s common stock at exercise prices ranging from US$21.70 to US$36.00 per share, which expire at various dates in calendar years 2012 and 2013. Additionally, as of September 30, 2011 there were options outstanding to purchase 736,715 shares of MEI common stock at exercise prices from US$0.77 to US$6.30 per share, which expire at various dates in calendar years 2014 through 2016.

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

The Company spent A$4.4 million, A$8.1 million and A$18.8 million on gross research and development expenditure during fiscal 2011, 2010 and 2009 respectively. All of these costs have been recognised as an expense in the statement of comprehensive income in the respective periods.

Due to the nature and uncertainty of the research and development projects being undertaken by the Company, it is not possible to reasonably estimate the cost and timing of project completion. The costs of research and development projects are not estimated on a project by project basis. An analysis of costs between projects may only be performed on an arbitrary and subjective basis.

Trend Information

The Company expects to consume cash and incur operating losses for the foreseeable future. The Company intends to continue its expenditure on the development of its subsidiaries’ oncology drug candidates.

The impact on cash resources and results from operations will vary with the extent and timing of the future clinical trial program. It is not possible to make accurate predictions of future operating results.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

Table of Contractual Obligations

The following table summarizes the Company’s future payment obligations and commitments as at June 30, 2011.

		Payments due by period
In A$000's	Total	Less than 1 year	1-3 years	3-5 years	After 5 years

Operating Leases	720	234	336	150	-
Other Expenditure Commitments *	2,834	2,660	174	-	-

Total Contractual Cash Obligations	3,554	2,894	510	150	-

* represents research and development contracts for services to be rendered.

Item 6.                 Directors, Senior Management and Employees.

DIRECTORS

The names and details of the Company’s Directors at the date of this report are as follows:

Mr WD Rueckert – elected Chairman October 18, 2010.
Mr JT Austin – appointed September 20, 2010
Mr PDA Scutt – appointed October 29, 2010
Mr PR White – appointed September 20, 2010
Mr RC Youngman – appointed September 20, 2010

Former directors who served during the twelve months ended June 30, 2011:

Mr PA Johnston – resigned as Chairman and Director October 18, 2010.
Mr GM Leppinus – retired October 29, 2010
Professor PJ Nestel AO – retired October 29, 2010

Directors were in office for the entire period unless otherwise stated.

Names, qualifications, experience and special responsibilities

William D Rueckert Non-executive Chairman

Mr Rueckert has been director of the Company since March 2009 and was elected Chairman of Novogen Limited effective October 18, 2010. Mr Rueckert was a Director of Marshall Edwards, Inc. between March 2007 and March 2009 and was re-elected as a Director in March 2011. Mr Rueckert is the Managing Member of Oyster Management Group LLC an investment fund specialising in community banks. From 1991 to 2006 he was President and Director of Rosow & Company, a private investment firm based in Connecticut with interests in the petroleum and resort development industries. From 1981 until 1988 he was President of United States Oil Company, a publicly traded oil exploration business. Among his many civic associations, Mr Rueckert is Director and President of the Cleveland H. Dodge Foundation, a private philanthropic organization in New York City and Chairman of the Board of the Trustees of Teachers College, Columbia University.

Other current and former directorships held in the last three years

Mr Rueckert is currently a Director of Chelsea Therapeutics, Inc. a Nasdaq listed drug development company and Fairfield County Bank, a community bank in Ridgefield, Connecticut. Mr Rueckert is currently a Director of NASDAQ listed, Novogen subsidiary, Marshall Edwards, Inc.

During the last three years Mr Rueckert has served as a Director for the Emergency Filtration Products, Inc. and Rapid Pathogen Screening, Inc.

Special responsibilities

Chairman of the Board
Chairman of the Remuneration Committee
Chairman of the Audit Committee

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

Peter DA Scutt Non-executive Director
B Com

Mr Scutt is an Australian based corporate advisor who is currently a consultant to specialist corporate advisory house, Spark Capital. Mr Scutt has broad investment and corporate finance experience through his past positions as cofounded and CEO of Texel Capital and managing partner of BT Venture Partners. His early career was highlighted by senior positions, over a 12 year period, at Bankers Trust Company both in Australia and New York where he was a partner and senior managing director. Mr Scutt has a Bachelor of Commerce from the University of NSW.

During the last three years Mr Scutt has served as an alternate Director of Print and Digital Publishing Pty Ltd.

Ross C Youngman Non-executive Director
B Com, MBA

Based in Australia, Mr Youngman is co-founder and Chief Executive Officer of Five Oceans Asset Management and has over 25 years' international experience in the finance industry covering stockbroking, financial planning and asset management.  He spent 12 years with Bankers Trust and Deutsche Bank in both Sydney and New York and was most recently Chief Executive Officer of Deutsche Asset Management in Australia. Prior positions included Head of Deutsche Asset Management's U.S. mutual fund business and Head of BT Funds Management's U.S. asset management business. Mr Youngman has a Bachelor of Commerce from the University of Tasmania and an MBA from Columbia Business School, New York.

Peter R White Non-executive Director
AB, MBA

Mr White is a United States resident and is a corporate finance professional with over 30 years’ experience in financing and advising companies in the US.  He has broad industry experience including technology, media and communications, business services and energy distribution.  Among current responsibilities, Mr White is building a leveraged finance business servicing private equity firms in the U.S. for RBS Citizens Bank.  Mr White has previously worked in senior positions for several large North American financial services leaders, including BankBoston, Fleet Securities, GE Capital, CIT Group and TD Bank. Mr White was educated at Dartmouth College, AB Cum Laude 1977 and has an MBA from The Wharton School - University of Pennsylvania.

Executive Officers’ profiles

Mark G. Hinze – Chief Financial Officer
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

Compensation

Principles used to determine the nature and amount of remuneration

Remuneration philosophy

Remuneration is assessed for Directors and senior executives with the overall objective of ensuring maximum stakeholder benefit from the retention of a high quality executive team. The appropriateness and nature of remuneration is assessed by reference to employment market conditions. The financial and non-financial objectives of the Company are also considered when assessing the remuneration of Directors and other key management personnel. During the year the Company introduced a bonus scheme to assist with staff retention and financial performance. The scheme is aimed to reward all staff on the successful achievement of certain financial milestones.

The Board has a Remuneration Committee which is responsible for determining and reviewing compensation arrangements for the key management personnel.

Director’s fees

The Constitution of the Company and the ASX Listing Rules specify that the aggregate remuneration of Non-executive Directors shall be determined from time to time by General Meeting. The last determination for Novogen Limited was at the Annual General Meeting held on October 28, 2005 when the shareholders approved an aggregate remuneration of A$560,000. The total Non-executive Director remuneration of Novogen Limited, including share based payments, for the year ended June 30, 2011 utilised A$415,000, (2010: A$212,000) of this authorised amount.

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

Due to the impact of the global financial crisis and the need for the Company to conserve cash, the Company’s Non-executive Directors voluntarily reduced Director’s fees by 20% with effect from February 1, 2009, this reduction was maintained for the year ended June 30, 2011.

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

Employment Agreements

Novogen Executive Directors and key management executives (standard contracts)

It is the Remuneration Committee policy that employment contracts are entered into with each of the executives who are considered key management personnel. New contracts were entered into in March, 2010. Under the terms of the agreement remuneration is reviewed annually and any increases may be made at the discretion of the Remuneration Committee. Key management executives are given the opportunity to receive their base remuneration, which is structured as a total employment cost package, in a variety of forms including cash and prescribed non financial benefits.

The employment agreement continues until terminated by either party by giving six months notice in accordance with the terms of the contract or in the case of the Company by making a payment in lieu of six months notice to the employee. In the event of the Company terminating without cause, under the terms of the contract the amount payable on termination is a fixed dollar value for each key management personnel which at July 1, 2010 was of an amount equal to 4.66 months remuneration, in addition to any amount payable in lieu of notice.

In September, 2010, an employment agreement was signed with the Chief Financial Officer. The employment agreement continues until terminated by either party by giving six months notice in accordance with the terms of their contract or in the case of the Company by making a payment in lieu of six months notice to the employee. In the event of the Company terminating without cause, under the terms of the contract the amount payable on termination is equal to 6 months remuneration, in addition to any amount payable in lieu of notice.

The Company may terminate the contracts at any time without cause if serious misconduct has occurred.

Glycotex, Inc. - Chief Executive Officer

The CEO of Glycotex, Inc. is employed under an employment agreement that commenced in December, 2005 and was subsequently amended in January, 2008. This employment contract has no expiry date. Effective January 1, 2009 Dr Koenig is entitled to a base salary of US$315,000 per annum. Effective from January 1, 2010, Dr Koenig voluntarily agreed to reduction of 20% in paid remuneration. This agreement will remain in effect until terminated by Dr Koenig.

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

(3)
in the event that Glycotex undergoes a change in control, fifty percent of each of the four instalments of Dr Koenig’s stock options issuable to him in connection with the offering will become fully vested. In addition, in the event that Dr Koenig’s employment is terminated without cause or good reason within the one year period following a change in control, to the extent not vested, the stock options granted to Dr Koenig upon the initial public offering will vest.

Upon the termination of Dr Koenig’s employment for cause or his resignation other than for good reason, Dr Koenig will be entitled only to any amounts earned and payable but not yet paid, and for reimbursement of business or relocation expenses properly incurred but not yet paid.

Marshall Edwards, Inc. – Chief Executive Officer, Chief Financial Officer and Chief Medical Officer Contracts

Marshall Edwards, Inc. has entered into employment contracts with its Chief Executive Officer, Chief Financial Officer and Chief Medical Officer. These contracts have no set term and detail the amount of remuneration and other benefits applicable on their initial appointment. These contracts do not fix the amount of remuneration increases from year to year.

The Chief Executive Officer of MEI commenced in April, 2010 and is employed under an employment agreement. The base salary under this agreement is US$400,000 per annum. An additional cash bonus up to a maximum of 40% of the base salary per fiscal year may be payable upon attainment of milestone goals established by the Board.  Share options were also granted as part of the employment terms – details of these options is described further under Item 18 (Note 13). In the event that employment is terminated by MEI without cause, payment in lieu of notice equivalent to 12 months base salary is payable. Voluntary termination by the CEO can take place at any time by giving three months notice to MEI. In the event that employment is terminated for cause no severance pay or other benefits are payable by MEI.

The Chief Financial Officer of MEI commenced in June, 2010 and is employed under an employment agreement. The base salary under this agreement is US$250,000 per annum. An additional cash bonus up to a maximum of 20% of the base salary per fiscal year may be payable upon attainment of milestone goals established by the Board.  Share options were also granted as part of the employment terms – details of these options is described further under Item 18 (Note 13). In the event that employment is terminated by MEI without cause, payment in lieu of notice equivalent to 12 months base salary is payable. Voluntary termination by the CFO can take place at any time by giving two months notice to MEI. In the event that employment is terminated for cause no severance pay or other benefits are payable by MEI.

The Chief Medical Officer (“CMO”) of MEI commenced employment with MEI in June, 2011, and is employed under an employment agreement. The base salary under this agreement is US$350,000 per annum. An additional cash bonus up to a maximum of 20% of the base salary per fiscal year may be payable upon attainment of milestone goals established by the Board. The CMO works a reduced hours schedule and is currently paid at a rate of 25% of their annual base salary. Share options were also granted as part of the employment terms – details of these options are described further under Note 13. In the event that employment is terminated by MEI without cause, payment in lieu of notice equivalent to 12 months base salary is payable. Voluntary termination by the CMO can take place at any time by giving three months notice to MEI. In the event that employment is terminated for cause no severance pay or other benefits are payable by MEI.

Details of Remuneration

Details of the remuneration of the Directors of Novogen Limited, other key management personnel and Group executives of the Novogen Group are set out in the following table.

Remuneration of key management personnel and other Group Executives
(includes movements in executive leave provisions for untaken annual and long service leave).

	Short term benefits			Post employment	Long term benefits	Termination payments	Share based payments		Total
2011	Salary & fees	Cash bonus #	Non-monetary benefits	Superan- nuation	Long Service Leave		Options
	A$	A$	A$	A$	A$	A$	A$	%	A$
Key management personnel
Non-executive Directors
WD Rueckert (i)	127,851	-	-	-	-	-	38,589	23.2%	166,440
JT Austin ^	36,218	-	-	-	-	-	-	-	36,218
P Scutt ^	28,472	-	-	2,563	-	-	38,589	55.4%	69,624
PR White ^	36,218	-	-	-	-	-	38,589	51.6%	74,807
R Youngman ^	30,935	-	-	2,785	-	-	38,589	53.4%	72,309
PA Johnston (ii) ^	76,698	-	-	25,030	-	-	-	-	101,728
GM Leppinus ^	16,000	-	-	-	-	-	-	-	16,000
PJ Nestel AO (iii) ^	19,467	-	-	-	-	-	-	-	19,467

Executives
CD Kearney	218,525	-	16,738	19,543	9,867	-	15,191	5.4%	279,864
RL Erratt (iv) ^	72,500	33,705	23,220	50,000	6,843	174,634	(32,353)	-9.8%	328,549
DP Gold **	405,759	-	16,844	-	-	-	367,266	46.5%	789,869
TM Zech **	265,897	-	11,451	-	-	-	58,160	17.3%	335,508
MG Hinze	167,990	27,000	24,533	14,084	9,570	-	34,995	12.6%	278,172
AJ Husband ^	5,140	-	10,467	50,000	7,033	350,854	(26,125)	-6.6%	397,369
BM Palmer ^	17,760	-	9,965	1,412	2,907	213,227	(34,342)	-16.3%	210,929

Other Group executives
R Koenig **	241,860	-	27,276	-	-	-	123,876	31.5%	393,012
	1,767,290	60,705	140,494	165,417	36,220	738,715	661,024	18.5%	3,569,865

(i) Remuneration includes MEI and Glycotex Director’s fees of A$58,051*.
(ii) Remuneration includes MEI and Glycotex Director’s fees of A$79,051*.
(iii) Remuneration includes MEI Director’s fees of A$4,000.
(iv) Remuneration excludes amounts earned as a consultant totalling A$43,065

* Glycotex Director’s fees have been earned but not paid as at the date of this report. The amounts owed from Glycotex are not expected to be received in cash but are expected to be settled in equity.
** U.S. based employee.
^ Remuneration and benefits covered period of appointment which was only part of the financial year.
# Cash retention bonus paid on December 31, 2010 – there were no performance conditions attached.

The elements of remuneration have been determined on the basis of the cost to the Company and the consolidated entity.

Share Based Compensation

Employee share option plan

The Company established an Employee Share Option Plan which was approved by shareholders in October, 2007. The employee Share Option Plan provides for the issue of options to eligible employees being an employee or Director of the Company or related company. The number and timing of options issued under the terms of the Employee Share Option Plan is entirely at the discretion of the Board.

Each option issued under the Employee Share Option Plan entitles its holder to acquire one fully paid ordinary share and is exercisable at a price generally equal to the weighted average price of such shares at the close of trading on the Australian Stock Exchange Limited for the five days prior to the date of issue. Options generally vest equally over a four year period from the date of grant and expire five years after grant date. No performance conditions apply to the options granted, however, the unvested option lapses if the employee ceases to be an employee during the vesting period. Options are not transferable and can not be settled by the Company in cash. The Employee Share Option Plan provides that in the event of a change of control of the Company or in the event that the Company is taken over, outstanding options become exercisable regardless of vesting status.

Remuneration options: granted and vested during the year

During the financial year options were granted, by Novogen Limited, under the Employee Share Option Plan as equity compensation benefits to the Directors, following approval at an Extraordinary General Meeting held May 6, 2011 and to the Chief Financial Officer as disclosed below. The options were issued free of charge. Each option entitles the holder to subscribe for one fully paid ordinary share in Novogen Limited. The exercise price for these options is equivalent to the weighted average price of Novogen’s shares at the close of trading on the ASX for the ten days prior to the date of approval, plus an additional 10% premium added to this amount. The options expire four years after grant date and vest in two equal instalments over a two year period. No performance conditions apply to the options granted, however, should employment be terminated or if a Director ceases to be a director during the vesting period, all unvested options are immediately forfeited. Options are not transferable and cannot be settled by Novogen in cash. The option plan provides that if there is a change in control of Novogen outstanding options become exercisable regardless of vesting status.

No performance conditions apply to the options granted to the Company’s Directors, who are a new group who have taken the responsibility and risk of repositioning Novogen for future success. The Company believes that it is important to provide an equity incentive to the Board members to fully align their investments with those of the shareholders. All Directors accepted to receive options, with the exception of Mr JT Austin who refrained from participating due to his existing significant shareholding.

There were no alterations to the terms and conditions of options granted as remuneration since their grant date.

There is no Board policy in relation to staff members limiting their exposure to risk as options vest subject to service criteria, not performance criteria.

The following table sets out options issued to Directors and key management personnel during the year:

	Terms and conditions for each grant
	Granted number	Grant date	Value per option at grant date	Total value of options at grant date	Exercise price per share	First exercise date	Last exercise date
			(A$)	(A$)	(A$)
Non-executive Directors
WD Rueckert	375,000	6/05/2011	0.185	69,375	0.297	1/07/2011	25/01/2015
P Scutt	375,000	6/05/2011	0.185	69,375	0.297	1/07/2011	25/01/2015
PR White	375,000	6/05/2011	0.185	69,375	0.297	1/07/2011	25/01/2015
R Youngman	375,000	6/05/2011	0.185	69,375	0.297	1/07/2011	25/01/2015

Executives
M Hinze	250,000	6/05/2011	0.185	46,250	0.297	1/07/2011	25/01/2015

Total	1,750,000			323,750

There were no options issued by MEI to Key Management Personnel, directly employed by MEI, during the year. Of the options previously issued by MEI, 25% will vest one year from the effective date of the employees Employment Letter and, thereafter, the remaining 75% of options will vest in equal monthly instalments over the following thirty-six (36) months. The options do not have any performance conditions. There were no options forfeited and all options granted are available for future years.

Shares issued on exercise of remuneration options

No key management personnel or executives exercised options during the year ended June 30, 2011.

Shares lapsed

The value of options for key management personnel, which lapsed during the year ended June 30, 2011, was nil.

Fair values of options:

The fair value of each option is estimated on the date of grant using a binomial option-pricing model with the following assumptions used for grants made on:

Novogen
6 May,
2011
Exercise price	0.2970
Share price at grant date	0.24
Dividend yield	0%
Expected volatility	125%
Historical volatility	125%
Risk-free interest rate	5.20%
Expected life of option	3.7 years
Option fair value	0.19

Marshall Edwards
	1 June, 2011	1 November, 2010	1 September, 2010	18 June, 2010	7 June, 2010	23 April, 2010
Exercise price	US$1.28	US$1.15	US$0.77	US$1.52	US$1.86	US$5.05
Share price at grant date	US$1.28	US$1.15	US$0.77	US$1.52	US$1.86	US$5.05
Dividend yield	0%	0%	0%	0%	0%	0%
Expected volatility	144%	137%	136%	136%	135%	132%
Historical volatility	144%	137%	136%	136%	135%	132%
Risk-free interest rate	1.60%	1.17%	1.41%	2.04%	1.95%	2.61%
Expected life of warrant/option	5 years	5 years	5 years	5 years	5 years	5 years
Warrant/option fair value	US$0.67	US$1.01	US1$.11	US$1.33	US$1.63	US$4.38

Glycotex
1 January, 2010
Exercise price	US$15.13
Share price at grant date	US$15.13
Dividend yield	0%
Expected volatility	52%
Historical volatility	52%
Risk-free interest rate	2.34%
Expected life of warrant	5 years
Warrant fair value	US$7.13

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

Further detail on the remuneration of Directors and Executives are also provided in Note 20 to the financial statements.

Arrangements and Relationships

There are no arrangements (other than standard employment remuneration arrangements) by which any Director or Executive Officer was appointed to his position. There are no family relationships between any of the Directors or Executive Officers.

No Director has received or has become entitled to receive, during or since the end of the fiscal year ended 2011, a benefit because of a contract made by Novogen Limited, a controlled entity, or a related body corporate with a Director, a firm of which a Director is a member or an entity in which a Director has a substantial financial interest.

Pension Benefits

The Company has paid A$336,000 during fiscal 2011 for employee superannuation benefits and pension benefits.

Board Practices

Novogen Board of Directors

Name	Postion Held	Year First	Current Term
		Appointed	Expires
Current Directors:
W.D. Rueckert	Chairman	2009	October-2013
J.T. Austin	Director	2010	October-2014
P.R. White	Director	2010	October-2013
R. Youngman	Director	2010	October-2013
P. Scutt	Director	2010	October-2014

Former Directors who served during the fiscal year 2011:
P. A. Johnston	Chairman	1997	Resigned October 18, 2010
P. J. Nestel	Director	2001	Retired October 29, 2010
G. M. Leppinus	Director	2005	Retired October 29, 2010

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

Structure of the Board of Directors

The skills, expertise and experience relevant to the position of Director held by each Director in office at the date of this Annual Report is included in Item 6 beginning on page 43. Directors are considered to be independent when they are independent of management and free from any business or other relationship that could materially interfere with, or could reasonably be perceived to materially interfere with, the exercise of their unfettered and independent judgement.

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

In accordance with the definition of independence above, and the materiality thresholds set, the following Directors of Novogen Limited are considered to be independent:

Name	Position
William D. Rueckert	Non-Executive Director
Peter Scutt	Non-Executive Director
Peter R. White	Non-Executive Director
Ross Youngman	Non-Executive Director

There are procedures in place, agreed upon by the Board of Directors, to enable Directors in the furtherance of their duties, to seek independent professional advice at the Company’s expense.

For additional details regarding appointments to the Board of Directors please refer to the Company’s web site.

Audit Committee

The Board has an Audit Committee which comprises a majority of independent Non-executive Directors and operates under a charter approved by the Board. It is the Board’s responsibility to ensure that an effective internal control framework exists within the Group. This includes internal controls to deal with both the effectiveness and efficiency of significant business processes, the safeguarding of assets, the maintenance of proper accounting records and the reliability of financial information as well as non-financial considerations such as bench marking of operational key performance indicators. The Board has delegated the responsibility for the establishment and maintenance of a framework of internal control and ethical standards for the management of the Company to the Audit Committee.

The Audit Committee is responsible for the selection and appointment of the external auditor.

The Audit Committee reviews the performance of the external auditor on an annual basis and meets with it to discuss audit planning matters and statutory reporting requirements. The Audit Committee also assesses whether non-audit services provided by the external auditor are consistent with maintaining auditor independence. The Audit Committee also meets periodically with the auditor without management being present.

The current external auditor, BDO Audit (NSW-VIC) Pty Ltd (“BDO”), attends the Annual General Meeting. BDO rotates its audit engagement partner for listed companies at least every five years.

The Audit Committee also provides the Board with additional assurance regarding the reliability of financial information for inclusion in the financial reports. The Board is of the view that the skill and experience of its members are sufficient to enable the Committee to discharge its responsibilities within its charter. The members of the Audit Committee during the year were Geoffrey Leppinus (Chairman) (retired October 29, 2010), Paul Nestel (retired October 29, 2010), Philip Johnston (resigned October 18, 2010), William Rueckert (elected Chairman October 29, 2010), Josiah Austin (appointed October 29, 2010) and Peter White (appointed October 29, 2010).

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

The Remuneration Committee operates in accordance with its charter which is available on the Company’s website. The Remuneration Committee comprises a majority of independent Non-executive Directors and has responsibility for reviewing and setting the remuneration of any Executive Directors and key management personnel by reference to independent data, external professional advice and the requirement to retain high quality management.

Remuneration policies are established to attract and retain highly qualified Directors and senior management. The Remuneration Committee obtains independent advice on the appropriateness of remuneration levels.

The members of the Remuneration Committee during the year were Philip Johnston (Chairman) (resigned October 18, 2010), Paul Nestel (retired October 29, 2010), Geoffrey Leppinus (retired October 29, 2010), William Ruekert (elected Chairman  October 29, 2010), Josiah Austin (appointed October 29, 2010) and Peter White (appointed October 29, 2010).

During the year the impact of the global financial crisis continued which, together with the disappointing results from the OVATURE trial, delayed the Company’s ability to raise significant new funds into the Group. In response to this situation the remuneration committee resolved to continue the Director fee reduction of 20% made in February 2009. In addition during the year, the number of Senior Management of Novogen was also reduced further to contain costs.

Employees

The Group employed 21 people at June 30, 2011, 37 people at June 30, 2010 and 48 people at June 30, 2009 as follows:

Category of Activity	Number of People
	2011	2010	2009
Research and development	3	14	17
Production	1	3	9
Sales and marketing	7	8	11
Finance and administration	10	12	11
Total	21	37	48

Geographic Location	Number of People
	2011	2010	2009
Australasia	10	31	43
North America	10	5	3
Europe	1	1	2
Total	21	37	48

Share Ownership

Directors' holdings of shares and options in the Company

The table below shows the number of ordinary shares and options to purchase Ordinary Shares held directly or indirectly by the Directors of the Company as of November 30, 2011. The ordinary shares held by Directors do not entitle them to voting rights different from those of the Company’s shareholders.

	Ordinary shares fully paid	Options
		Number outstanding	Exercise price	Expiry date
JT Austin	20,288,053	-
WD Rueckert	5,000	375,000	0.2970	26 January 2015
P Scutt	-	375,000	0.2970	26 January 2015
PR White	-	375,000	0.2970	26 January 2015
R Youngman	-	375,000	0.2970	26 January 2015
	20,293,053	1,125,000

The table below shows the number of ordinary shares and options to purchase ordinary shares held directly or indirectly by the named Executives of the Company as of November 30, 2011. The ordinary shares held by the named Executive does not entitle them to voting rights different from those of the Company’s shareholders.

	Ordinary shares fully paid	Options
		Number outstanding	Exercise price	Expiry date
MG Hinze	14,728	15,548	2.41	30 March 2012
		44,324	1.06	1 March 2013
		71,352	0.5256	6 March 2014
		250,000	0.2970	26 January 2015
	14,728	381,224
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

Item 7.                 Major Shareholders and Related Party Transactions

Major Shareholders

Josiah T. Austin and El Coronado Holdings, LLC (beneficially owned by Mr. Austin) – hold 20,288,053 Ordinary Shares representing 19.9% of the outstanding Ordinary Shares.

Oppenheimer holds 11,552,712 ordinary shares representing 11.3% of the outstanding ordinary shares.

The major shareholders do not have voting rights that differ from those other shareholders of the Company.

At November 30, 2011 there were 9,869,772 of the Company’s ADRs outstanding, representing 49,348,860 Ordinary Shares (or 48.3% of the then outstanding Ordinary Shares). At  November 30, 2011 there were 44 registered holders of the Company’s ADRs.

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

Related Party Transactions

On May 10, 2011 the asset purchase agreement entered into between,Novogen Limited, Novogen Research Pty Limited and MEI on December 21, 2010 was completed. The closing of the transaction followed approval at a meeting of Novogen shareholders on May 6, 2011. The agreement was previously approved at MEI’s Annual Meeting of Stockholders on April 13, 2011. Under the agreement, MEI acquired Novogen’s isoflavone-based intellectual property portfolio in exchange for issuing Novogen 1,000 shares of Class A Preferred Stock. Each share of Preferred Stock is convertible into 4,827 shares of MEI common stock for an aggregate of 4,827,000 shares, valued in total at US$4 million based on the volume weighted average price over the 20 trading days prior to the date of the execution of the asset purchase agreement.

Should any of the acquired assets achieve a statistically significant result in a Phase II clinical trial or the first patient is enrolled in a Phase III clinical trial, each share of Class A Preferred Stock not already converted will become convertible into 9,654 of MEI’s common stock. MEI can buy back the Preferred Stock at any time within five years at a total price of US$12 million. In connection with the asset purchase agreement, the Company’s license and services agreements with MEI were terminated, and the Company will not receive any further payments under these agreements.

On September 30, 2011, the Company purchased 1,333,333 shares of common stock of MEI for an aggregate cash purchase price of US$2 million. The Company also committed to make an additional equity investment in MEI of US$2 million on or before June 30, 2012.

Item 8.                 Financial Information

Consolidated financial statements are included in “Item 18 – Financial Statements” on pages 87 through 143.

Export Sales

Export sales for the consumer products business, now classified as discontinued operations, to third parties from Australia during fiscal 2011 were $5.1 million which represents 47.3% of total sales. The details of sales by geographic region are contained in “Item 4 – “Information on the Company”.

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

Significant Changes After Balance Sheet Date

Novogen Limited

Novogen Limited received a letter from The Nasdaq Stock Market on July 21, 2011 notifying it that for the last 30 consecutive business days the bid price of the Company’s American Depository Receipts (ADR’s) closed below the minimum US$1.00 per share requirement for continued inclusion on the Nasdaq Capital Market under Nasdaq Rule 5450(a)(1). According to Nasdaq’s letter, the Company will be afforded a grace period of 180 calendar days, or until January 17, 2012, to regain compliance in accordance with Nasdaq Rule 5810(c)(3)(A).  In order to regain compliance, shares of the Company’s ADR’s must maintain a minimum bid closing price of at least US$1.00 per share for a minimum of ten consecutive business days during the grace period. The Company intends to actively monitor the bid price of its ADR’s between now and January 17, 2012. This notification from The Nasdaq Stock Market has no bearing on the Australian Stock Exchange listing of the Company’s common shares.

On August 2, 2011 Novogen announced the completion of the sale of its consumer products business to Pharm-a-Care Laboratories Pty Limited for a total sale price of A$10.1million. The sale of the consumer business followed a review by the directors of the Company of the strategic alternatives for all of its businesses. While the consumer products business has grown over the past 12 months and is profitable, it did not fit with the Company’s longer term focus on therapeutic drug development programs primarily, through the Company’s majority owned subsidiaries Marshall Edwards, Inc. and Glycotex, Inc.

On September 30, 2011, pursuant to a definitive agreement with MEI, Novogen purchased common stock of MEI in a private placement for a total investment of US$2 million through the purchase of approximately 1.33 million shares of MEI common stock.

Marshall Edwards, Inc.

On July 25, 2011, MEI issued 375,000 shares following the conversion of Series B Warrants issued under the private placement in May, 2011. Gross proceeds received from the conversion of the warrants was US$341,000.

On August 18, 2011, MEI issued a further 919,000 shares following the conversion of Series B Warrants issued under the private placement in May, 2011. Gross proceeds received from the conversion of the warrants was US$928,000. On September 28, 2011, MEI issued a further 305,603 shares following the conversion, on a cashless basis, of the remaining Series B warrants. On September 30, 2011, Novogen purchased 1.33 million shares of MEI common stock in a private placement. Novogen’s ownership following this share issue is 55.6%, excluding the potential common stock convertible under the preference shares issued to Novogen under IP assets sale to MEI. In the event that Novogen exercised these preference shares the resultant ownership interest in MEI would be 68.5%.

On October 24, 2011 MEI announced that Charles Baltic, Managing Director and Co-Head of Healthcare at Needham & Company, was appointed to its board of directors. The appointment of Mr Baltic increases the number of board members to six and the number of independent directors to five.

There have been no other significant events occurring after balance sheet date which have had a material impact on the business.

Item 9.                 The Offer and Listing

Trading Markets

Novogen’s principal listing exchange and the exchange upon which its Ordinary Shares are quoted is the ASX. The trading symbol on ASX is “NRT”.

American Depositary Receipts

Novogen’s Ordinary Shares trade in the U.S. in the form of ADRs on the Nasdaq Capital Market. Each ADR represents five Ordinary Shares of Novogen. The trading symbol on the Nasdaq Capital Market is "NVGN”. Novogen has entered into a Deposit Agreement with the Bank of New York under which the Bank of New York, acting as depositary, issues the ADRs.

The following table sets forth, for the calendar periods indicated, the high and low market quotations for Novogen’s Ordinary Shares, as quoted on the ASX, and Novogen's ADRs, as quoted on the Nasdaq Capital Market.

NOVOGEN LIMITED SHARE PRICE HISTORY
Period	Per Ordinary Share (A$)		Per ADR (US$)
	High	Low	High	Low

Year Ended

June 2007	3.80	1.81	13.25	8.14
June 2008	2.14	0.83	10.13	3.89
June 2009	1.70	0.37	7.45	1.23
June 2010	0.89	0.17	5.24	0.57
June 2011	0.46	0.10	2.97	0.41

Quarter Ended
December 2009	0.72	0.47	3.21	2.07
March 2010	0.71	0.41	3.00	1.90
June 2010	0.45	0.17	2.30	0.57

September 2010	0.17	0.12	0.70	0.41
December 2010	0.15	0.10	0.70	0.41
March 2011	0.46	0.12	2.97	0.49
June 2011	0.34	0.14	2.14	0.78

September 2011	0.25	0.12	1.65	0.50

Month Ended

June 2011	0.19	0.14	1.12	0.78
July 2011	0.25	0.16	1.65	0.74
August 2011	0.21	0.15	1.19	0.60
September 2011	0.17	0.12	0.95	0.50
October 2011	0.14	0.12	0.72	0.52
November 2011	0.12	0.10	0.56	0.44

Item 10.                 Additional Information

Constitution

The Company’s Constitution is incorporated by reference to the Registration Statement on Form 20-F filed with the SEC on December 24, 1998 (File No. 0-29962).

Material Contracts

On May 10, 2011, the transactions contemplated by the asset purchase agreement entered into between the Novogen Limited, Novogen Research Pty Limited and MEI, on December 21, 2010 were completed. Under the agreement, MEI acquired Novogen’s isoflavone-based intellectual property portfolio in exchange for issuing Novogen 1,000 shares of Class A Preferred Stock. In connection with the asset purchase agreement, the Company’s license and services agreements with MEI were terminated, and the Company will not receive any further payments under these agreements.

In connection with the MEI private placement that occurred in May 2011, the Company entered into a lock-up agreement that restricts the Company from selling any of its equity interests in MEI through December 24, 2011.

At June 30, 2011 the Company had entered into an agreement to receive a lump sum upfront payment in settlement of royalties due under the licence agreement with ADM. This payment was received in July, 2011.

On September 30, 2011, the Company purchased 1,333,333 shares of common stock of MEI for an aggregate cash purchase price of US$2 million. The Company also committed to make an additional equity investment in MEI of US$2 million on or before June 30, 2012.

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

As of June 30, 2011, the Group did not hold derivative financial instruments in managing its foreign currency, however, the Company may from time to time enter into hedging arrangements where circumstances are deemed appropriate. Foreign subsidiaries with a functional currency of AUD have exposure to the local currency of these subsidiaries and any other currency these subsidiaries trade in. The functional currency of Marshall Edwards, Inc. and Glycotex, Inc. is USD and these subsidiaries have exposure to AUD and any other currency these subsidiaries trade in.

The Company has mitigated a portion of its currency exposure through international sales, marketing and support operations in which all costs are local currency based. Net foreign currency loss in fiscal year 2011 was A$771,000 compared to A$512,000 in fiscal year 2010.

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

Persons depositing or withdrawing shares must pay:	For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)
• Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

• Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$.02 (or less) per ADS	• Any cash distribution to ADS registered holders
A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	• Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS registered holders
$.02 (or less) per ADSs per calendar year	• Depositary services
Registration or transfer fees	• Transfer and registration of shares on the Company’s share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Expenses of the depositary	• Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement) • Converting foreign currency to U.S. dollars
Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	• As necessary
Any charges incurred by the depositary or its agents for servicing the deposited securities	• As necessary

As part of its service to the Company, The Bank of New York Mellon as depositor, has agreed to waive fees for the standard costs associated with the administration and maintenance of the ADR program. The estimated cost for this service is approximately US$55,000 per annum. For the period July 1, 2010 to June 30, 2011 the Company has paid The Bank of New York approximately US$33,000 for other services including AGM/EGM services and mailing of Company Notices.

PART II

Item 13.           Defaults, Dividend Arrearages and Delinquencies

This item is not applicable.

Item 14.	Material Modifications to the Rights of Security Holders and the Use of Proceeds

This item is not applicable.

Item 15.           Controls and Procedures

(a) Disclosure Controls and Procedures

At the end of the period covered by this Annual Report, the Company’s management, with the participation of the Principal Executive Officer and Chief Financial Officer, evaluated the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act). Based on that evaluation, the Company’s Principal Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures are effective.

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as of June 30, 2011 based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework. Based on this assessment, management concluded that the Company’s internal control over financial reporting is effective as of June 30, 2011.

(c) Changes in Internal Controls

During the fiscal year ended June 30, 2011, there has been no change in internal control over reporting that has materially affected or is reasonably likely to materially affect the Company’s internal control over financial reporting.

Item 16.                 Reserved

Item 16A.               Audit Committee Financial Expert

The Board of Directors has determined that Mr. William D. Rueckert, qualifies as an “audit committee financial expert” as that term is defined in Item 16A of Form 20-F. Mr. Rueckert meets the independence requirements of the Nasdaq Capital Market and SEC’s rules and regulations.

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

Item 16C.                      Principal Accounting Fees and Services

BDO Audit (NSW-VIC) Pty Ltd (“BDO”) has audited the Company’s annual financial statements acting as the independent registered public accounting firm for the fiscal years ended June 30, 2011 and 2010.

The charts below set forth the total fees for services performed by BDO and other entities in the BDO network in 2011 and 2010 and summarizes these amounts by the category of service.

	2011	2010
	A$’000	A$’000

Audit fees	353	333
Audit related fees	97	3
Tax fees	35	29
Total fees	485	365

Audit fees

The audit fees include the aggregate fees incurred in fiscal years 2011 and 2010 for professional services rendered in connection with the audit of the Company’s annual financial statements and for related services that are reasonably related to the performance of the audit or services that are normally provided by the auditor in connection with regulatory filings of engagements for those financial years (including review of the Company’s Annual Report on Form 20-F, consents and other services related to SEC matters).

Audit Related Fees

Fees for audit related services billed in fiscal years 2011 include audit related services provided in connection with the filing of registration statements for Marshall Edwards.

Tax Fees

Tax fees billed in each of the fiscal years 2011 and 2010 were for the preparation of tax returns and related advice.

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

Item 16E.                      Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

This item is not applicable.

Item 16F.                      Change in Registrant’s Certifying Accountant.

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

PART III

Item 17.                 Financial Statements

Not Applicable

Item 18.                 Financial Statements

The financial statements filed as part of this Annual Report are included on pages 87 through 143 hereof.

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

4.1	Employment Contract between the Company and Mr. C. Naughton dated June 21, 2006. (4)
4.2	Lease between Hyperion Property Syndicates Limited (Lessor) and Novogen Laboratories Pty Ltd for the Company's corporate headquarters at 140 Wicks Road, North Ryde, New South Wales. (8)
4.3	Employment Contract between the Company and Professor Alan Husband dated March 10, 2010. (8)
4.4	Employment Contract between the Company and Bryan Palmer dated March 10, 2010. (8)
4.5	Employment Contract between the Company and Craig Kearney dated March 10, 2010. (8)
4.6	Employment Contract between the Company and David Seaton dated March 10, 2010. (8)
4.7	Employment Contract between the Company and Ronald Erratt dated March 10, 2010. (8)
4.8	Employment Contract between the Company and Warren Lancaster dated March 10, 2010. (8)

4.9	Employment Contract between the Company and Mark Hinze dated September 23, 2010. (8)
4.10	Patent License Agreement, dated as of November 13, 1997, by and among Novogen Limited, Novogen Research Pty Limited, Novogen Inc. and Protein Technologies International Inc.** (6)
4.11
Amendment to the Patent License Agreement, dated as of June 21, 2004 by and among Novogen Limited, Novogen Research Pty Limited, Novogen Inc. and Solae LLC (formerly known as Protein Technologies International Inc.)** (7)

4.12	Asset Purchase Agreement, dated as of December 21, 2010, between MEI, the Company and Novogen Pty Limited (*).
4.13	Amended and Restated Lock-up Agreement, dated May 16, 2011, between the Company and MEI (*).
4.14	Securities Subscription Agreement, dated as of September 27, 2011, between the Company and MEI (*).
4.15	Letter, dated September 28, 2011, from the Company to MEI (*).
4.16	Amendment Agreement with Archer Daniels Midland Company, dated June 30, 2011 (*)
8.1	Company Subsidiaries. (*)
12.1	Certification of the Acting Principal Executive Officer pursuant to Rule 13a – 14(a) of the Securities Exchange Act of 1934, as amended. (*)
12.2	Certification of Chief Financial Officer pursuant to Rule 13a – 14(a) of the Securities Exchange Act of 1934, as amended. (*)
13.1	Certification by the Acting Principal Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as added by Section 906 of the Sarbanes – Oxley Act of 2002. (*)

*	Filed herewith.

**	Portions of these documents have been omitted pursuant to a request for confidential treatment. Such omitted portions have been filed separately with the SEC.

(1)	Incorporated by reference to the Registration Statement on Form 20-F filed with the Securities and Exchange Commission on December 24, 1998 (File No. 0-29962)

(2)	Incorporated by reference to the Registration Statement on Form F-6 filed with the Securities and Exchange Commission on September 29, 2005 (File No. 333-128681)

(3)	Incorporated by reference to the Annual Report on Form 20-F filed with the Securities and Exchange Commission on November 27, 2000 (File No. 0-29962)

(4)	Incorporated by reference to the Annual Report on Form 20-F filed with the Securities and Exchange Commission on November 29, 2006 (File No. 0-29962)

(5)	Incorporated by reference to the Annual Report on Form 20-F filed with the Securities and Exchange Commission on December 14, 2007 (File No. 0-29962)

(6)	Incorporated by reference to the Annual Report on Form 20-F/A filed with the Securities and Exchange Commission on March 20, 2009 (File No. 0-29962).

(7)	Incorporated by reference to the Annual Report on Form 20-F/A filed with the Securities and Exchange Commission on May 5, 2009 (File No. 0-29962).

(8)	Incorporated by reference to the Annual Report on Form 20-F filed with the Securities and Exchange Commission on December 13, 2010 (File No. 0-29962).

Report of Independent Registered Public Accounting Firm

Board of Directors

Novogen Limited

We have audited the accompanying consolidated statements of financial position of Novogen Limited as of June 30, 2011 and 2010 and the related consolidated statements of comprehensive income, consolidated statements of changes in equity, and consolidated statements of cash flows for each of the three years in the period ended June 30, 2011.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Novogen Limited at June 30, 2011 and 2010, and the consolidated results of its operations and its cash flows for each of the three years in the period ended June 30, 2011, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ BDO

BDO Audit (NSW-VIC) Pty Ltd

Sydney, NSW Australia

December 8, 2011

Directors’ Declaration

The Directors of the Company declare that:

1.
The financial statements, comprising the Statement of Comprehensive Income, Statement of Financial Position, Statement of Cash Flows, Statement of Changes in Equity and accompanying notes, are in accordance with the Corporations Act 2001 and:

(a)	comply with Accounting Standards and the Corporations Regulations 2001; and

(b)	give a true and fair view of the consolidated entity’s financial position as at June 30, 2011 and of its performance for the year ended on that date.

2.	The Company has included in the notes to the financial statements an explicit and unreserved statement of compliance with International Financial Reporting Standards.

3.	In the Directors’ opinion, there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

4.	The Directors have been given the declaration by Chief Financial Officer required by section 295A.

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

This declaration is made in accordance with a resolution of the Board of Directors and is signed for and on behalf of the Directors by:

/s/ William Rueckert
William Rueckert
Non-executive Chairman

Sydney, December 8, 2011

STATEMENT OF COMPREHENSIVE INCOME
for the year ended 30 June, 2011
	Notes		Consolidated
			2011	2010	2009	2011
			A$'000	A$'000	A$'000	US$'000
Continuing Operations
Revenue	2		2,025	1,784	2,504	2,173

Gross profit			2,025	1,784	2,504	2,173

Other income	2		512	7	-	549

Research & development expenses			(3,902)	(7,550)	(18,138)	(4,188)
General and administrative expenses			(9,562)	(10,039)	(6,286)	(10,262)
Finance costs			(18)	(15)	(11)	(19)

Loss before income tax	2		(10,945)	(15,813)	(21,931)	(11,747)

Income tax expense	3		(1)	(1)	(1)	(1)

Loss after tax from continuing operations			(10,946)	(15,814)	(21,932)	(11,748)

Profi/(loss) after tax from discontinuing operations	21		1,467	568	(1,855)	1,574

Loss for the period			(9,479)	(15,246)	(23,787)	(10,174)

Other comprehensive income (loss)
Net exchange difference on translation of financial statements of foreign controlled entities (net of tax 2011: Nil, 2010:Nil)			(690)	(1,079)	6,163	(741)

Other comprehensive income (loss)			(690)	(1,079)	6,163	(741)

Total comprehensive income (loss)			(10,169)	(16,325)	(17,624)	(10,915)

Loss attributable to:
Non-controlling interest			(2,981)	(2,901)	(4,859)	(3,199)
Novogen Limited	12	(c)	(6,498)	(12,345)	(18,928)	(6,975)
			(9,479)	(15,246)	(23,787)	(10,174)

Total comprehensive income (loss) attributable to:
Non-controlling interest			(3,388)	(3,212)	(3,121)	(3,637)
Novogen Limited			(6,781)	(13,113)	(14,503)	(7,278)
			(10,169)	(16,325)	(17,624)	(10,915)

Basic and diluted earnings/(loss) per share (cents) from continuing operations	4		(7.8)	(12.6)	(16.8)	(8.37)
Basic and diluted earnings/(loss) per share (cents) from discontinuing operations	4		1.4	0.6	(1.8)	1.54
Basic and diluted earnings/(loss) per share (cents)	4		(6.4)	(12.1)	(18.6)	(6.83)

The above Statement of Comprehensive income should be read in conjunction with the accompanying notes.

STATEMENT OF FINANCIAL POSITION
as at 30 June, 2011
	Notes		Consolidated
			2011	2010	2011
			A$'000	A$'000	US$'000
CURRENT ASSETS
Cash and cash equivalents	5		6,016	15,131	6,457
Trade and other receivables	6		5,469	1,984	5,870
Assets held for sale - inventories	7		654	1,561	702
Other current assets	8		521	442	559
Total current assets			12,660	19,118	13,588

NON-CURRENT ASSETS
Property, plant and equipment	9		67	172	72
Total non-current assets			67	172	72

TOTAL ASSETS			12,727	19,290	13,660

CURRENT LIABILITIES
Trade and other payables	10		6,386	5,365	6,854
Provisions	11		770	597	826
Derivative liability	15		1,047	-	1,124
Total current liabilities			8,203	5,962	8,804

NON-CURRENT LIABILITIES
Provisions	11		104	152	112
Total non-current liabilities			104	152	112

TOTAL LIABILITIES			8,307	6,114	8,916
NET ASSETS			4,420	13,176	4,744

EQUITY
Contributed equity	12	(a)	194,295	206,419	208,517
Reserves	12	(b)	(3,422)	(3,778)	(3,672)
Accumulated losses	12	(c)	(186,644)	(191,452)	(200,306)
Capital and reserves attributable to owners of Novogen Limited			4,229	11,189	4,539

Non-controlling interest	12	(d)	191	1,987	205

TOTAL EQUITY			4,420	13,176	4,744

The above Statement of Financial Position should be read in conjunction with the accompanying notes.

STATEMENT OF CHANGES IN EQUITY
for the year ended 30 June, 2011

Consolidated	Contributed equity	Accumulated losses	Reserves	Total	Non-controlling interest	Total equity	Total equity
	A$'000	A$'000	A$'000	A$'000	A$'000	A$'000	US$'000

At 1 July, 2008	200,432	(162,251)	(7,491)	30,690	4,947	35,637	38,246

Loss for the period	-	(18,928)	-	(18,928)	(4,859)	(23,787)	(25,528)
Exchange differences on translation of foreign operations	-	-	4,425	4,425	1,738	6,163	6,614
Total comprehensive income	-	(18,928)	4,425	(14,503)	(3,121)	(17,624)	(18,914)
Issue of share capital (4,531,633 shares)	5,527	-	-	5,527	-	5,527	5,932
Issue of share capital by subsidiary	4,033	-	-	4,033	-	4,033	4,328
less non-controlling interest	(3,047)	-	-	(3,047)	3,047	-	-
Share-based payments	-	1,060	-	1,060	140	1,200	1,288
Share of opening equity transferred to non-controlling interest due to issuance of shares by subsidiary	(526)	389	56	(81)	81	-	-
Total transactions with owners in their capacity as owners	5,987	1,449	56	7,492	3,268	10,760	11,548

At 30 June, 2009	206,419	(179,730)	(3,010)	23,679	5,094	28,773	30,880

At 1 July, 2009	206,419	(179,730)	(3,010)	23,679	5,094	28,773	30,880

Loss for the period	-	(12,345)	-	(12,345)	(2,901)	(15,246)	(16,362)
Exchange differences on translation of foreign operations	-	-	(768)	(768)	(311)	(1,079)	(1,159)
Total comprehensive income	-	(12,345)	(768)	(13,113)	(3,212)	(16,325)	(17,521)
Share-based payments	-	623	-	623	105	728	781
Total transactions with owners in their capacity as owners	-	623	-	623	105	728	781

At 30 June, 2010	206,419	(191,452)	(3,778)	11,189	1,987	13,176	14,140

At 1 July, 2010	206,419	(191,452)	(3,778)	11,189	1,987	13,176	14,140

Loss for the period	-	(6,498)	-	(6,498)	(2,981)	(9,479)	(10,174)
Exchange differences on translation of foreign operations	-	-	(283)	(283)	(407)	(690)	(741)
Total comprehensive income	-	(6,498)	(283)	(6,781)	(3,388)	(10,169)	(10,915)
Issue of share capital by subsidiary	706	-	-	706	-	706	759
less non-controlling interest	(289)	-	-	(289)	289	-	-
Share-based payments	-	116	-	116	591	707	760
Share of opening equity transferred to non-controlling interest due to issuance of shares by subsidiary	(12,541)	11,190	639	(712)	712	-	-
Total transactions with owners in their capacity as owners	(12,124)	11,306	639	(179)	1,592	1,413	1,519

At 30 June, 2011	194,295	(186,644)	(3,422)	4,229	191	4,420	4,744

The above Statements of Changes in Equity should be read in conjunction with the accompanying notes.

STATEMENT OF CASH FLOWS
for the year ended 30 June, 2011

	Notes	Consolidated
		2011	2010	2009	2011
		A$'000	A$'000	A$'000	US$'000

Cash flows from operating activities
Net loss before tax		(9,474)	(15,236)	(23,786)	(10,168)
Income tax paid		(5)	(10)	(1)	(6)

Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortisation		83	198	282	89
Net (gain)/loss on disposal of property, plant and equipment		(265)	(7)	29	(284)
Share-based payments		651	728	1,200	699

Changes in operating assets and liabilities:
(increase)/decrease in trade receivables		(1,172)	252	527	(1,258)
(increase)/decrease in other receivables		(2,313)	16	190	(2,482)
(increase)/decrease in inventories		907	(227)	595	973
(increase)/decrease in prepayments		(79)	123	(23)	(85)
increase/(decrease) in trade and other payables		1,021	(2,694)	1,388	1,096
increase/(decrease) in provisions		125	(261)	(83)	134
increase/(decrease) in derivative liability		1,047	-	-	1,124
exchange rate change on opening cash		771	512	(920)	827

Net cash flows used in operating activities		(8,703)	(16,606)	(20,602)	(9,341)

Cash flows from investing activities
Acquisition of property, plant and equipment		(56)	(22)	(94)	(60)
Proceeds from sale of plant and equipment		343	12	5	368

Net cash flows from/(used in) investing activities		287	(10)	(89)	308

Financing Activities
Proceeds from the issue of ordinary shares		-	-	5,527	-
Proceeds from the issue of shares by subsidiary		763	-	4,033	819
Withdrawal of/(investment in) short-term deposits		-	-	2,000	-

Net cash flows from/(used in) financing activities		763	-	11,560	819

Net (decrease)/increase in cash and cash equivalents		(7,653)	(16,616)	(9,131)	(8,214)
Cash and cash equivalents at beginning of period		14,131	32,338	34,386	15,166
Effect of exchange rates on cash holdings in foreign currencies		(1,462)	(1,591)	7,083	(1,569)
Movements in secured facility		750	-	-	805

Cash and cash equivalents at end of period	5	5,766	14,131	32,338	6,188

The above Statements of Cash Flows should be read in conjunction with the accompanying notes.

NOTES TO THE FINANCIAL STATEMENTS

The financial statements of Novogen Limited for the year ended 30 June, 2011 were authorised for issue in accordance with a resolution of the Board of Directors on 31 August, 2011.

Note 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies which have been adopted in the preparation of the financial statements are:

Basis of preparation

The financial statements are general-purpose financial statements, which have been prepared in accordance with the requirements of the Corporations Act 2001, Australian Accounting Standards and other authoritative pronouncements of the AASB. The financial statements have also been prepared on a historical cost basis with all amounts presented in Australian dollars, rounded to the nearest thousand dollars ($’000), unless otherwise stated.

Statement of compliance

The financial statements comply with Australian Accounting Standards and International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

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

Clinical trial expenses of $54,000 have been accrued at 30 June, 2011. These estimates are based on the number of patients in each trial and the drug administration cycle.

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

Onerous lease provision
The Group regularly assesses its contracts to determine if they are considered onerous. Following the transition of the research and development function to the U.S. and the expected sale of the consumer business, the Company has raised a provision for the excess space available at its North Ryde premises. The Company is currently seeking alternative arrangements to utilise this excess space. In estimating the provision, management has made certain assumptions regarding the time it will take to find a suitable alternative to utilise the excess space and the current space requirements.

Derivative liability
In May 2011, MEI issued warrants as part of a capital raising which have a pricing reset mechanism and include the potential to issue additional shares resulting in them being classified as derivative liabilities. These derivative liabilities have been valued by an independent valuation expert using a Monte Carlo simulation model to estimate the total fair value of the financial instruments. The Monte Carlo analysis simulates various possible outcomes given certain assumptions, inputs and expected distribution of outcomes. The fair value estimate of the derivative liabilities of the warrants and adjustment shares at 30 June, 2011 was $1,047,000.

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

Foreign currency translation

Functional currency

Both the functional and presentation currency of Novogen Limited and its subsidiaries is Australian dollars (A$) except for Marshall Edwards, Inc., Marshall Edwards Pty Limited and Glycotex, Inc., where the functional currency is U.S. dollars.

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

Translation of financial statements of overseas operations

As at the end of the reporting period the assets and liabilities of overseas subsidiaries are translated into the presentation currency of the Group at the rate of exchange ruling as at the end of the reporting period and the income and expenses are translated at the weighted average exchange rates for the period.

The exchange differences arising on the retranslation of overseas operations which have a functional currency of A$ are taken directly to the profit or loss. The exchange differences arising on the retranslation of overseas operations which have a functional currency that is not A$ are taken directly to a separate component of equity (foreign currency translation reserve).

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

Onerous lease provision

When a lease contract is considered to be onerous, the present obligation under the lease is recognised as a provision. A contract is considered to be onerous when the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it. The unavoidable costs under a contract reflect the least net costs of exiting from the contract, which is the lower of the cost of fulfilling it and any compensation or penalties arising from failure to fulfil it.

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

Financial liabilities
Non-derivative financial liabilities are recognised at amortised cost, comprising original debt less principal payments and amortization.

Derivative liabilities are initially recognised at fair value. Changes in the fair value of the derivative liabilities are recognised in profit or loss.

New accounting standards and interpretations

Certain new accounting standards and interpretations have been published that are not mandatory for 30 June, 2011 reporting periods. The Group’s assessment of the impact of these new standards and interpretations is set out below.

(i) AASB 9 Financial Instruments (effective from 1 January, 2013)

In September 2009 the AASB issued AASB 9, Financial Instruments, which amends the requirements for classification and measurement of financial assets. This standard was subsequently amended in December, 2010. AASB 9 requires that gains or losses on financial liabilities measured at fair value are recognised in profit or loss, except that the effects of changes in the liability’s credit risk are recognised in other comprehensive income. At 30 June 2011, the Company has $1,047,000 of financial liabilities measured at fair value through profit or loss. The amendments require that any changes in fair value attributable to the liability’s credit risk be recognised in other comprehensive income instead of profit or loss. The amendments apply retrospectively from date of initial application, which will be 1 July 2012. Therefore, at this stage, it is not yet possible for the Company to quantify the impact on the financial statements of first time application of these amendments.

(ii) IFRS 13 Fair Value Measurement (effective from 1 January, 2013)

Currently, fair value measurement requirements are included in several Accounting Standards. IFRS 13 establishes a single framework for measuring fair value of financial and non-financial items recognized at fair value in the statement of financial position or disclosed in the notes in the financial statements.

Due to the recent release of this standard, The Company has yet to conduct a detailed analysis of the differenced between the current fair calculation methodologies used and those required by IFRS 13. However, when this standard is adopted for the first time for the year ended 30 June 2014, there will be no impact on the financial statements because the revised fair value measurement requirements apply prospectively from 1 July 2013.

(iii) Amendments to IAS 1 (issued June 2011) Presentation of Items of Other Comprehensive Income (effective1 January, 2013).

These amendments align the presentation of items of other comprehensive income (OCI) with U.S. GAAP. When this standard is first adopted for the year ended 30 June 2014, there will be no impact on amounts recognised for transactions and balances for 30 June 2014 (and comparatives). However, the statement of comprehensive income will include name changes and include subtotals for items of OCI that can subsequently be reclassified to profit or loss in future (e.g. foreign currency translation reserves) and those that cannot subsequently be reclassified (e.g. fixed asset revaluation surpluses).

(iv) IAS 19 (issued June 2011) Employee Benefits (effective1 January, 2013).

The Company currently calculates its liability for annual leave employee benefits on the basis that it is due to be settled within 12 months of the end of the reporting period because employees are entitled to use this leave at any time. The amendments to IAS 19 require that such liabilities be calculated on the basis of when the leave is expected to be taken, i.e. expected settlement.

When this standard is first adopted for the 30 June, 2014 year end, annual leave liabilities will be recalculated on 1 July 2012. Leave liabilities for any employees with significant balances of leave outstanding who are not expected to take their leave within 12 months will be discounted, which may result in a reduction of the annual leave liabilities recognised on 1 July 2012, and a corresponding increase in retained earnings at that date.

(v) AASB 1054 Australian Additional Disclosures (effective1 January, 2011).

This standard moves additional Australian specific disclosure requirements from various Australian Accounting Standards into this standard. When this Standard is adopted for the first time for the year ended 30 June 2012, the financial statements will no longer include disclosures about capital and other expenditure commitments as these are no longer required by AASB 1054.

(iii) AASB 2010-4 Further Amendments to Australian Accounting Standards arising from the Annual Improvements Process – (effective 1 January, 2011)

Amendments to AASB 7, Financial Instruments: Disclosures (effective1 January, 2011) deletes various disclosures relating to credit risk, renegotiated loans and receivables and the fair value of collateral held. There will be no impact on initial adoption to amounts recognised in the financial statements as the amendments result in fewer disclosures only.

Amendments to AASB 101, Presentation of Financial Statements (effective1 January, 2011), requires a detailed reconciliation of each item of other comprehensive income to be included in the statement of changes in equity or in the notes to the financial statements. There will be no impact on initial adoption of this amendment as a detailed reconciliation of each item of other comprehensive income has always been included in the statement of changes in equity and the notes to the accounts.

Note 2                      (LOSS)/PROFIT BEFORE INCOME TAX
	Consolidated
	2011	2010	2009
	A$'000	A$'000	A$'000

Revenue and other income from continuing operations

(a) Revenue
Bank interest	144	290	888
Royalties	1,714	1,492	1,617
Dividends	165	-	-
Other	2	2	3
Total revenue	2,025	1,784	2,508

(b) Other income

Government grants - research and development	247	-	-
Net gains on disposal of plant and equipment	265	7	-
	512	7	-

(c) Other expenses*
Loss on disposal of plant and equipment	-	-	29
Inventory impairment provision	12	-	1,087
Impairment loss - financial assets
Trade receivables	-	-	23
	12	-	1,139

(d) Depreciation included in the statement of comprehensive income*
Depreciation :
Included in administrative expenses	83	198	282

(e) Lease payments and other expenses included in the income statement*
Included in administrative expenses:
Minimum lease payments - operating leases	402	476	775
Net foreign exchange differences	771	512	(920)
Share issue expenses	433	-	-
Included in research and development expenses:
Onerous lease expense - operating leases	550	-	-

(f) Employee benefit expense*
Wages and salaries	4,609	5,453	6,884
Workers' compensation costs	27	47	51
Defined contribution plan expense	336	573	1,139
Termination costs	655	3,017	-
Share-based payments expense	651	728	1,060

	6,278	9,818	9,134
* includes amounts from discontinuing operations

Note 3                 INCOME TAX

	Consolidated
	2011	2010	2009
	A$'000	A$'000	A$'000
A reconciliation between tax expense and the product of accounting (loss)/profit before income tax multiplied by the Group's applicable tax rate is as follows:

Accounting (loss)/profit before tax from operations	(9,474)	(15,236)	(23,786)

At the Group's statutory income tax rate of 30% (2010: 30%)	(2,842)	(4,571)	(7,136)

Foreign tax rate differentials	(139)	(184)	(727)
Non deductible expenses	26	85	310
Deductible balancing adjustments	-	-	-
Research and development allowance	(110)	(604)	(1,403)
Sub-total	(3,065)	(5,274)	(8,956)
Tax losses and timing differences not recognised	3,070	5,284	8,957

Tax expense	5	10	1

Tax expense from continuing operations	1	1	1
Tax expense from discontinuing operations	4	9	-
	5	10	1

Components of income tax expense/(benefit)
Current tax	(3,065)	(5,274)	(8,956)
Deferred tax	3,070	5,284	8,957
Income tax expense	5	10	1

Deferred income tax
Deferred income tax at 30 June relates to the following:
Deferred tax assets
Depreciation	124	301	340
Provisions and accruals	702	166	1,875
Exchange losses/(gain)	(75)	113	121
Share based payments by USA subsidiaries	195	171	203
Other	40	51	60
Losses carried forward
- Australia	41,923	40,474	35,177
- US	14,950	16,921	16,990
- Other countries	1,259	1,899	2,368
Total deferred tax assets not recognised	59,118	60,096	57,134

Deferred tax liability
Other	-	-	(76)

Total deferred tax liability not recognised	-	-	(76)

Net deferred tax asset not recognised	59,118	60,096	57,058

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

Potential ordinary shares (non-dilutive) and not included in determining earnings per share: 2,528,560 options (2010: 2,370,340) (refer Note 13).

There have been no conversions to, calls of, or subscriptions for ordinary shares or issues of potential ordinary shares since the end of the reporting period and before the completion of this financial report.

The following reflects the income and share data used in the basic and diluted earnings per share computations:

	Consolidated
	2011	2010	2009
	A$'000	A$'000	A$'000

Net loss attributable to owners of the parent from continuing operations	(7,965)	(12,913)	(17,073)
Net profit attributable to owners of the parent from discontinuing operations	1,467	568	(1,855)
Net loss attributable to owners of the parent	(6,498)	(12,345)	(18,928)

	2011 Thousands	2010 Thousands	2009 Thousands

Weighted average number of ordinary shares used in calculating basic and diluted earnings per share	102,126	102,126	101,741

Note 5                  CASH AND CASH EQUIVALENTS

	Consolidated
	2011	2010
	A$'000	A$'000

Cash at bank and in hand	5,266	12,131
Short-term deposits	500	2,000
	5,766	14,131

Secured cash (Refer Note 15)	250	1,000
	6,016	15,131

Cash at bank earns interest at floating rates based on daily bank deposit rates.

Short-term deposits and secured cash are made for varying periods of between one day and three months, depending on the immediate cash requirements of the Group, and earn interest at the respective short-term deposit rates.

Note 6                 TRADE AND OTHER RECEIVABLES

	Consolidated
	2011	2010
	A$'000	A$'000

Current

Trade receivables	2,424	1,279
Allowance for doubtful debts	(9)	(36)
	2,415	1,243

Deposits held	349	386
Royalty receivable	2,565	-
Other debtors	140	355
	5,469	1,984

At 30 June, 2011 the Company had entered into an agreement to receive a lump sum upfront payment in settlement of royalties due under the licence agreement with ADM. This payment was received in July, 2011.

Provision for doubtful debts

Trade receivables are non-interest bearing and are generally on 30-60 day terms. An allowance for doubtful debts is made when there is objective evidence that the Group will not be able to collect the debts.

At 30 June, 2011 trade receivables of $9,000 (2010: $36,000) were considered doubtful.

These amounts have been included in selling and promotional expenses.

Movements in the allowance for doubtful debts were as follows:

	Consolidated
	2011	2010
	A$'000	A$'000

Balance at 1 July	(36)	(36)

Change in allowance for the year	27	3
Amounts (recovered)/written off during the year	-	(3)

Balance at 30 June	(9)	(36)

Past due but not considered doubtful

At 30 June, 2011 trade receivables of $427,000 (2010: $408,000) were past due but were not considered to be doubtful. These relate to a number of independent customers for whom there is no recent history of default. The ageing analysis of these trade receivables is as follows:

	Consolidated
	2011	2010
	A$'000	A$'000

1 - 30 days overdue	352	363
31 - 60 days overdue	13	33
61 - 90 days overdue	62	-
91 + days overdue	-	12

	427	408

Receivable balances which are neither overdue nor impaired are expected to be received when due.

Other receivables

Other debtors, generally arising from transactions outside usual operating activities of the Group, are non-interest bearing and have repayment terms between 7 and 30 days.

At 30 June, 2011 there were no other receivables that were past due but were not considered to be doubtful (2010: $111,000).

	Consolidated
	2011	2010
	A$'000	A$'000

1 - 30 days overdue	-	62
31 - 60 days overdue	-	35
61 - 90 days overdue	-	-
91 + days overdue	-	14

	-	111

Other receivable balances which are neither overdue nor impaired are expected to be received when due.

Fair value and credit risk
Due to the short term nature of these receivables, their carrying value is assumed to approximate their fair value.

The maximum exposure to credit risk is the fair value of receivables. Collateral is not held against these receivables.

Foreign exchange and interest rate risk

Details regarding foreign exchange and interest rate risk exposure is disclosed in Note 15.

Note 7                 INVENTORIES

	Consolidated
	2011	2010
	A$'000	A$'000

Current

Work in progress (at cost)	66	888
Finished goods (at cost)	588	673
	654	1,561

Note 8                 OTHER CURRENT ASSETS

	Consolidated
	2011	2010
	A$'000	A$'000

Prepayments	521	442

Note 9                 PROPERTY, PLANT AND EQUIPMENT

	Consolidated
	2011	2010
	A$'000	A$'000

Plant and equipment - at cost	615	2,601
Accumulated depreciation	(561)	(2,443)
	54	158

Leasehold improvements - at cost	118	111
Accumulated depreciation	(105)	(97)
	13	14

Total property, plant and equipment - at cost	733	2,712
Accumulated amortisation and depreciation	(666)	(2,540)

Total property, plant and equipment	67	172

Reconciliations
Reconciliations of the carrying amount of plant, property and equipment at the beginning and at the end of the current financial year:

	Consolidated
	2011	2010
	A$'000	A$'000
Plant and equipment
Carrying amount at beginning of financial year	158	302
Additions	35	18
Disposals	(75)	(5)
Depreciation expense	(64)	(157)
Carrying amount at end of financial year	54	158

Leasehold improvements
Carrying amount at beginning of financial year	14	51
Additions	20	4
Disposals	(2)	-
Depreciation expense	(19)	(41)
Carrying amount at end of financial year	13	14

 Note 10                 TRADE AND OTHER PAYABLES

	Consolidated
	2011	2010
	A$'000	A$'000

Current

Trade payables	1,936	2,529
Accrued trade payables	2,244	1,935
Accrued clinical trial payments	67	901
Deferred royalty income	2,139	-
	6,386	5,365

Terms and conditions relating to the above payables:

• trade payables are non-interest bearing and normally settled on 30 day terms; and
• clinical trial payables are non-interest bearing and normally settled on 30 day terms.

Risk exposure
Information about the Group’s exposure to foreign exchange risk and liquidity risk is provided in Note 15.

Fair value
Due to the short term nature of these payables, their carrying value is assumed to approximate their fair value.

Note 11                 PROVISIONS

	Consolidated
	2011	2010
	A$'000	A$'000
Current	770	597
Non-current	104	152
	874	749

Employee benefit provision
Current	264	597
Non-current	55	103
	319	700

Onerous lease provision
Current	506	-
Non-current	-	-
	506	-

Following the transition of the research and development function to the U.S. and the expected sale of the consumer business, the Company has raised a provision for the excess space available at its North Ryde premises. The Company is currently seeking alternative arrangements to utilise this excess space.

	Consolidated
	2011	2010
	A$'000	A$'000
Make good provision
Opening balance at beginning of the year	49	46
Additional provision made in the period	-	3
Closing balance at the end of the year	49	49

Current	-	-
Non-current	49	49
	49	49

In accordance with its Sydney premises lease, the Group must restore the leased premises to agreed condition at the end of the lease term. A provision of $49,000 was made in respect of the Group’s expected obligation.

Note 12                 CONTRIBUTED EQUITY AND RESERVES

(a) Issued and paid up capital
	Consolidated
	2011	2010
	A$'000	A$'000
Fully Paid Ordinary Shares
Novogen Limited
102,125,894 (2010: 102,125,894) ordinary shares	133,100	133,100
	133,100	133,100

Other
Gain arising on issue of shares by subsidiaries to outside shareholders:
Marshall Edwards, Inc.	53,731	65,855
Glycotex, Inc.	7,464	7,464
	61,195	73,319

Contributed Equity	194,295	206,419

Ordinary shares have the right to receive dividends as declared and, in the event of winding up the Company, to participate in the proceeds from the sale of all surplus assets in proportion to the number of and amounts paid up on shares held.

Ordinary shares entitle their holder to one vote, either in person or by proxy, at a meeting of the Company.

Movements in issued and paid up ordinary share capital of Novogen Limited are as follows:

	Number of shares	Issue price	A$'000
		$
On issue 1 July, 2009	102,125,894		133,100

On issue 30 June, 2010	102,125,894		133,100

On issue 1 July, 2010	102,125,894		133,100

On issue 30 June, 2011	102,125,894		133,100

Share options
The Company has an employee share option plan under which options to subscribe for the Company’s shares have been granted to certain executive and other employees (refer Note 13).

On 31 March, 2010, MEI effected a reverse stock split of its outstanding common stock on a 1-for-10 split adjusted basis in order to satisfy a bid price listing requirement for continued inclusion on the Nasdaq Global Market under Nasdaq Rule 5450(a)(1). For the purpose of this report all share data presented has been adjusted retrospectively to incorporate the 1-for-10 reverse stock split.

On February 7, 2011, MEI entered into an At Market Issuance Sales Agreement with McNicoll, Lewis & Vlak LLC (“MLV”), under which MEI may, from time to time, issue and sell through MLV, as MEI’s agent, shares of its common stock pursuant to a prospectus supplement related to a shelf registration statement covering sales of common stock with an aggregate offering price of up to US$1,815,000, which MEI filed with the SEC on the same date. During February and March 2011, MEI issued 55,201 shares of common stock under a sales agreement for US$131,000, resulting in net proceeds of US$48,000 after deducting offering-related expenses.

On 17 March, 2011, MEI entered into a Stock Purchase Agreement (the “Ironridge Stock Purchase Agreement”) with Ironridge Global Biopharma, a division of Ironridge Global IV, Ltd., a British Virgin Islands business company (“Ironridge”). During March 2011, pursuant to the Ironridge Stock Purchase Agreement, MEI issued to Ironridge (i) 644,347 shares of common stock for US$1,001,700, and (ii) 742 shares of MEI’s Series B preferred stock, US$0.01 par value, at a purchase price of US$1,000 per share. Additionally, Ironridge paid US$742,000 in cash for 742 Series B Preferred Shares. On 31 March, 2011, MEI redeemed and cancelled all of the outstanding Series B Preferred Shares that had been issued to Ironridge, and cancelled the promissory notes as payment to Ironridge for redemption of the Series B Preferred Shares. The Company’s cash proceeds from the transactions with Ironridge were US$687,000, after deducting offering-related expenses.

On 23 March, 2011, MEI received approval for its request from the Listing Qualifications Staff to transfer from the Nasdaq Global Market to the Nasdaq Capital Market, effective 16 March, 2011.

On 2 May, 2011, MEI announced that it has entered into a definitive Securities Purchase Agreement with certain institutional investors to sell in a private placement common stock and warrants for gross proceeds of up to US$4 million, before deducting fees and expenses of the offering, of which approximately US$1.1 million would result from the sale of approximately 835,217 shares of common stock at US$1.333 per share. The remaining US$2.9 million would be subject to the exercise of one-year series B warrants at their initial exercise price of US$1.333 per share and the fulfillment or waiver of certain conditions.

MEI will also issue series A warrants which will initially represent the right to purchase up to 626,413 shares of common stock exercisable after six months for a period of five years and subject to proportionate increases to the extent the series B warrants are exercised. Series C warrants may entitle the holders to obtain additional shares of common stock exercisable in the event the trading price of the common stock is below certain levels on specified future dates during a period of up to one year following the closing date.

On 16 May, 2011, MEI entered into an Amended and Restated Securities Purchase Agreement with certain accredited investors (the “Purchasers”) which amends and restates in its entirety the Securities Purchase Agreement, dated 2 May, 2011. The Amended Purchase Agreement eliminates the series C warrants provided for in the Original Purchase Agreement and provides for the issuance of additional shares (the “Adjustment Shares”) of the Company’s common stock, and cash payments to the Purchasers to the extent the trading price of the common stock is below certain levels on the adjustment dates.

Pursuant to the Amended and Restated Securities Purchase Agreement, on 18 May, 2011, MEI issued to the Purchasers: (i) 835,217 shares of common stock, at a purchase price of US$1.333 per share; (ii) series A warrants which will initially represent the right to purchase up to 626,413 shares of common stock; and (iii) series B warrants which will initially represent the right to purchase up to 2,165,534 shares of common stock. In addition, MEI has agreed to issue to the Purchasers, Adjustment Shares, to the extent the applicable price of the common stock is below US$1.333 per share, but greater than or equal to US$0.75 per share, on certain dates during the one year period ending on the first anniversary of the date of the closing of the offering, including as a result of a subsequent offering by MEI of its securities at a price below the purchase price of the common shares. The number of Adjustment Shares issuable will initially be limited to 649,242, subject to proportionate increases to the extent the series B warrants have been exercised prior to the applicable adjustment date, up to a maximum of 2,332,583 shares. If the applicable price based on the trading price of the MEI’s common stock is below US$0.75 per share on any adjustment date, MEI will, in addition to issuing the applicable number of Adjustment Shares, refund to the Purchasers an amount in cash per share of common stock purchased by the Purchasers in the transaction based on the difference between US$0.75 and the price of the common stock on such adjustment date.

Upon the closing of the offering, the MEI has also agreed to issue to Roth Capital Partners, as placement agent, warrants for the purchase of an amount of common stock equal to 7% of the common shares, which warrants will be exercisable on the same terms, including as to the increase in the number of shares of common stock issuable upon exercise, as the series A warrants, as well as to pay a cash fee equal to 7% of the gross proceeds of the offering.

As at 30 June, 2011 the number of MEI warrants and options outstanding were 3,694,620.

On 10 May, 2011 the asset purchase agreement entered into between the MEI, Novogen Limited, and Novogen Research Pty Limited on 21 December, 2010 was completed. The closing of the transaction follows approval at a meeting of Novogen shareholders on 6 May, 2011. The agreement was previously approved at MEI’s Annual Meeting of Stockholders on 13 April, 2011. Under the agreement, MEI acquires Novogen’s isoflavone-based intellectual property portfolio in exchange for issuing Novogen 1,000 shares of Class A Preferred Stock. Each Preferred Stock is convertible into 4,827 shares of MEI common stock for an aggregate of 4,827,000 shares, valued in total at US$4 million based on the volume weighted average price over the 20 trading days prior to the date of the date of the execution of the asset purchase agreement. Should any of the acquired assets achieve a statistically significant result in a Phase II clinical trial or the first patient is enrolled in a Phase III clinical trial, each share of Class A Preferred Stock not already converted will become convertible into 9,654 of MEI common stock. MEI can buy back the preference shares at any time at a total price of US$12 million. On completion all prior licensing agreements between the Company and MEI were cancelled.

Under Nasdaq rules, MEI are required to maintain minimum stockholders’ equity of US$2.5 million. If MEI stockholders’ equity falls below US$2.5 million, MEI would have 45 calendar days from the date of notification by Nasdaq to submit a plan to regain compliance. If the plan is accepted, Nasdaq can grant an extension of up to 180 calendar days from the date of the original notification for MEI to evidence compliance with this requirement. The sale of the shares of common stock and warrants issued in the private placement that closed on 18 May, 2011 will result in MEI recording a derivative liability under generally accepted accounting principles, based on certain anti-dilution provisions contained in the warrants and the Purchase Agreement (dated 18 May, 2011). MEI expects its stockholders’ equity will fall below US$2.5 million as a result of the derivative accounting treatment associated with the private placement and, therefore, may lead to de-listing of its common stock on the Nasdaq Stock Market, unless MEI are able to increase their stockholders’ equity through an equity offering or otherwise. However, as a result of the purchase of MEI common stock by Novogen (disclosed in Note 24), MEI stockholders’ equity now exceeds the US$2.5 million minimum requirement.

(b) Reserves

The foreign currency translation reserve is used to record exchange differences arising from the translation of the financial statements of foreign subsidiaries.

Movements in the currency translation reserve were as follows:

	Consolidated
	2011	2010
	A$'000	A$'000

Balance at the beginning of the year	(3,778)	(3,010)
Share of opening reserve transferred to minority interest due to issuance of shares by subsidiary	639	-
Exchange differences on translation of foreign operations	(283)	(768)
Balance at the end of the year	(3,422)	(3,778)

(c) Accumulated losses
Movements in accumulated losses were as follows:

	Consolidated
	2011	2010
	A$'000	A$'000

Balance at the beginning of the year	(191,452)	(179,730)

Adjustment to opening retained earnings attributed to minority interest holders	11,190	-
Equity attributable to share based payments	116	623
Current year (loss)/profit	(6,498)	(12,345)

Balance at the end of the year	(186,644)	(191,452)

(d) Non-controlling interests
The non-controlling interests are detailed as follows:

	Consolidated
	2011	2010
	A$'000	A$'000

Ordinary shares	43,971	31,141
Foreign currency translation reserve	(2,550)	(1,504)
Accumulated losses	(41,230)	(27,650)
	191	1,987

Note 13                      SHARE BASED PAYMENT PLANS

Novogen Limited
Employee Share Option Plan

The Company established an Employee Share Option Plan which was approved by shareholders in October, 2007. The employee Share Option Plan provides for the issue of options to eligible employees being an employee or Director of the Company or related company. The number and timing of options issued under the terms of the Employee Share Option Plan is entirely at the discretion of the Board.

Each option issued under the Employee Share Option Plan entitles its holder to acquire one fully paid ordinary share and is exercisable at a price generally equal to the weighted average price of such shares at the close of trading on the Australian Stock Exchange Limited for the five days prior to the date of issue. Options generally vest equally over a four year period from the date of grant and expire five years after grant date. No performance conditions apply to the options granted, however, the unvested option lapses if the employee ceases to be an employee during the vesting period. Options are not transferable and can not be settled by the Company in cash. The Employee Share Option Plan provides that in the event of a change of control of the Company or in the event that the Company is taken over, outstanding options become exercisable regardless of vesting status.

The expense recognised in the Statement of Comprehensive Income in relation to employee share-based payments is disclosed in Note 2(f).

The contractual life of all options granted is between three and five years. There are no cash settlement alternatives.

The following table illustrates the number (No.) and weighted average exercise price (WAEP) of, and movements in, share options issued to employees during the year;

	2011		2010
	No.	WAEP	No.	WAEP
Outstanding at the beginning of the year	2,370,340	$1.11	4,071,412	$1.26
Granted	1,750,000	$0.30	-	N/A
Forfeited	(1,533,956)	$1.14	(1,550,364)	$1.15
Exercised	-	N/A	-	N/A
Expired	(57,824)	$3.64	(150,708)	$4.90
Outstanding at the end of the year	2,528,560	$0.47	2,370,340	$1.11
Exercisable at the end of the year	474,924	$1.00	1,018,552	$1.57

The following table details the exercise price, expiry date and number of options issued to employees that were outstanding as at the end of the year:

Exercise Price	Expiry Date	No. outstanding 30 June, 2011	No. outstanding 30 June, 2010
$3.64	21/04/11	-	164,416
$2.41	30/03/12	79,920	214,868
$2.41	26/10/12	-	50,472
$1.06	1/03/13	182,736	553,012
$1.06	1/03/13	-	126,928
$0.53	6/03/14	515,904	1,260,644
$0.30	26/01/15	1,750,000	-
		2,528,560	2,370,340

The weighted average remaining contractual life for the share options outstanding as at 30 June, 2011 was between 1 and 5 years.

The fair value of the equity-settled share options granted to employees is estimated as at the date of grant using a binomial model taking into account the terms and conditions upon which the options were granted.

The following table lists the inputs to the model used to calculate the fair value of the options.

	6 May,	6 March,	31 October,
	2011	2009	2008
Exercise price	0.2970	0.5256	1.06
Share price at grant date	0.24	0.51	0.95
Dividend yield	0%	0%	0%
Expected volatility	125%	73%	66%
Historical volatility	125%	73%	66%
Risk-free interest rate	5.20%	3.61%	4.76%
Expected life of option	3.7 years	5 years	4.3 years
Option fair value	0.19	0.31	0.51

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

Marshall Edwards, Inc.
Share based payment plans

On 9 December, 2008, MEI adopted the Marshall Edwards, Inc. 2008 Stock Omnibus Equity Compensation Plan (the “Plan”). The Plan provides for the issuance of a maximum of 7,000,000 shares of common stock in connection with the grant of options and/or other stock-based or stock-denominated awards to non-employee directors, officers, employees and advisors. Options issued under The Plan generally have a term of five years from the date of grant. The options/warrants generally vest in the following pattern, 25% twelve months from grant date with the balance vesting in equal monthly instalments over the following thirty-six (36) months.

At 30 June, 2011 no options/warrants had expired, been forfeited or exercised.

Other share based payments.

MEI has also issued options/warrants outside The Plan to a consultant and to MEI’s President and Chief Executive Officer, however no options have been issued during the year ended 30 June, 2011.

At 30 June, 2011 no shares had been issued as a result of exercising the options/warrants.

The following table illustrates the number (No.) and weighted average exercise price (WAEP) of, and movements in, MEI share options/warrants issued during the year;

	2011		2010
	No.	WAEP	No.	WAEP
Outstanding at the beginning of the year	303,461	US$3.31	9,608	US$13.69
Granted	297,352	US$1.12	293,853	US$2.97
Forfeited	-	N/A	-	N/A
Expired	-	N/A	-	N/A
Outstanding at the end of the year	600,813	US$2.23	303,461	US$3.31
Exercisable at the end of the year	92,256	US$4.14	9,608	US$13.69

The following table details the exercise price, expiry date and number of MEI options issued that were outstanding as at the end of the year:

Exercise Price	Expiry Date	No. outstanding 30 June, 2011	No. outstanding 30 June, 2010
US$21.70	30/07/13	4,608	4,608
US$6.30	28/01/14	5,000	5,000
US$5.05	23/04/15	110,195	110,195
US$1.86	7/06/15	110,195	110,195
US$1.52	18/06/15	73,463	73,463
US$0.77	1/09/15	82,232	-
US$1.15	1/11/15	37,500	-
US$1.28	1/06/16	177,620	-
		600,813	303,461

The fair value of the equity settled transactions with consultants are estimated as at the date of grant using a binomial model taking into account the terms and conditions upon which the options and warrant were granted.

The following table lists the inputs to the model used to calculate fair value:

	1 June, 2011	1 November, 2010	1 September, 2010	18 June, 2010	7 June, 2010	23 April, 2010	28 January, 2009	30 July, 2008
Exercise price	US$1.28	US$1.15	US$0.77	US$1.52	US$1.86	US$5.05	US$6.30	US$21.70
Share price at grant date	US$1.28	US$1.15	US$0.77	US$1.52	US$1.86	US$5.05	US$6.30	US$21.30
Dividend yield	0%	0%	0%	0%	0%	0%	0%	0%
Expected volatility	144%	137%	136%	136%	135%	132%	111%	81%
Historical volatility	144%	137%	136%	136%	135%	132%	111%	81%
Risk-free interest rate	1.60%	1.17%	1.41%	2.04%	1.95%	2.61%	1.70%	3.36%
Expected life of warrant/option	5 years	5 years	5 years	5 years	5 years	5 years	5 years	5 years
Warrant/option fair value	US$0.67	US$1.01	US$1.11	US$1.33	US$1.63	US$4.38	US$5.00	US$14.10

Glycotex, Inc.
Share based payment plans

The Glycotex, Inc, 2007 stock option plan provides for the issuance of a maximum of 357,000 shares of common stock in connection with the grant of options and/or other stock-based or stock-denominated awards to non-employee directors, officers, employees and advisors.

On 29 May, 2009, options exercisable for 125,573 shares of common stock were granted under the Stock Option Plan. A total of 50,229 options vest and become exercisable on the grant date, 37,672 options vest on 29 May, 2010 and 37,672 options vest on 29 May, 2011. The options have an exercise price of US$15.13 and, having a five year term, expire on 29 May, 2014.

In 1 January, 2010 an additional 7,013 options were issued with an exercise price of US$15.13. These options vest immediately and expire on 31 December, 2014.

At 30 June, 2011, 132,586 options were exercisable and outstanding, no options had expired, been forfeited or exercised.

The fair value of the equity settled transactions are estimated as at the date of grant using a binomial model taking into account the terms and conditions upon which the options and warrant were granted.

The following table lists the inputs to the model used to calculate fair value:

	1 January, 2010	29 May, 2009
Exercise price	US$15.13	US$15.13
Share price at grant date	US$15.13	US$15.13
Dividend yield	0%	0%
Expected volatility	52%	52%
Historical volatility	52%	52%
Risk-free interest rate	2.34%	2.34%
Expected life of warrant	5 years	5 years
Warrant fair value	US$7.13	US$7.13

Note 14                 SEGMENT INFORMATION

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

The Group has identified four unique segments as follows:
1 – Drug Development - includes the discovery of new compounds and the early stage screening for bioactivity of such compounds through both in vivo and in vitro testing.
2 – Oncology Drug Program – involves the development of selected oncology drug candidates which have indicated potential bioactivity against cancer cells through clinical trial programs to assess safety and efficacy.
3 – Consumer Business – a dietary supplement business based on red clover isoflavones which are marketed and sold world wide (this business segment has been classified as a discontinuing operation – refer Note 21).
4 – Wound Healing – a separate and unique technology based on Beta-1 Glucan to aid in the management of wounds. This technology is currently being progressed through a clinical trial program to assess safety and efficacy in order to ultimately obtain marketing approval.

The accounting policies used by the Group in reporting segments internally are consistent with those applied to the consolidated accounts and contained in Note 1.

Corporate costs have been allocated between segments and are therefore included in the net profit/(loss) for each segment.

The Group has a number of customers to which it provides products. The major customers of the Group are pharmaceutical distributors, the largest of these accounts for $2,905,000 (22%) of external revenue (2010: $1,347,000) with the next highest accounting for 11% of external revenue (2010: 9%). The Group also receives royalty income which is dominated by one single customer representing $1,715,000 (13%) of external revenue (2010: $1,493,000).

	DRUG DEVELOPMENT			ONCOLOGY DRUG PROGRAM			CONSUMER BUSINESS			WOUND HEALING			TOTAL
	2011	2010	2009	2011	2010	2009	2011	2010	2009	2011	2010	2009	2011	2010	2009
	A$'000	A$'000	A$'000	A$'000	A$'000	A$'000	A$'000	A$'000	A$'000	A$'000	A$'000	A$'000	A$'000	A$'000	A$'000
Net sales from external customers	-	-	-	-	-	-	10,843	7,983	8,333	-	-	-	10,843	7,983	8,333
Other revenue	1,893	1,690	2,192	132	95	306	510	140	308	-	-	8	2,535	1,925	2,814
Total revenue	1,893	1,690	2,192	132	95	306	11,353	8,123	8,641	-	-	8	13,378	9,908	11,147

Net (loss)/profit	(5,068)	(7,427)	(6,398)	(7,167)	(7,245)	(12,299)	3,461	959	(2,040)	(705)	(1,532)	(3,050)	(9,479)	(15,246)	(23,787)

Interest revenue	109	195	573	35	95	306	-	-	1	-	-	8	144	290	888
Interest expense	(18)	(16)	(11)	-	(1)	-	-	-	-	-	2	-	(18)	(15)	(11)
Depreciation and amortisation	(62)	(188)	(271)	(13)	-	-	(7)	(8)	(8)	(1)	(2)	(3)	(83)	(198)	(282)
Share based payments	(40)	(225)	(603)	(487)	(73)	(106)	-	-	-	(124)	(430)	(490)	(651)	(728)	(1,199)
Income tax expense	-	-	-	(1)	(1)	(1)	(4)	(9)	-	-	-	-	(5)	(10)	(1)

Total assets and total liabilities, as reviewed and used by the executive management team, are not allocated between segments where the segments are contained within the same legal entity.

	Consolidated
	2011	2010
	A$'000	A$'000
Segment assets

Drug development and consumer business (combined)	22,158	18,489
Oncology drug program	4,801	10,719
Wound healing	150	38
Total segment assets	27,109	29,246
Inter-segment eliminations	(14,382)	(9,956)
Total assets per the statement of financial position	12,727	19,290

Segment liabilities	Consolidated
	2011	2010
	A$'000	A$'000
Drug development and consumer business (combined)	5,533	3,831
Oncology drug program	3,127	2,059
Wound healing	2,720	2,610
Total segment liabilities	11,380	8,500
Intersegment eliminations	(3,073)	(2,386)
Total liabilites per the statement of financial position	8,307	6,114

Revenue from external customers by geographical locations is detailed below. Revenue is attributed to geographical locations based on the location of the customers.

Segment revenue	Consolidated
	2011	2010	2009
	A$'000	A$'000	A$'000
Australia	3,188	3,529	3,699
North America	1,778	1,788	2,068
South America	2,905	-	-
Europe	2,367	2,240	2,200
Asia	419	245	-
other	186	181	366
	10,843	7,983	8,333

An analysis of the location of non-current assets, other than financial instruments, is as follows.

Non-current assets	Consolidated
	2011	2010
	A$'000	A$'000
Australia	20	155
North America	47	17
Europe	-	-
	67	172

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

The Group’s overall strategy remains unchanged from 2010, whereby future operating cash flows generated by a profitable Consumer Health business and the proceeds from the future sale of this business will supplement the funds raised in equity markets by the Group’s listed subsidiary companies.

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

At the end of the reporting period the Group had the following exposure to variable interest rate risk:

	Consolidated
	2011	2010
	A$'000	A$'000
Financial assets

Cash at bank and in hand	5,266	12,131
Short term deposits	500	2,000
	5,766	14,131

Secured cash	250	1,000

Net exposure	6,016	15,131

At 30 June, 2011, if interest rates had moved as illustrated in the table below, with all other variables held constant, post tax profit would have been affected as follows:

Judgements of reasonably possible movements:	Post tax profit
	Higher/(Lower)
	2011	2010
	A$'000	A$'000
Consolidated
+1% (100 basis points)	60	151
-1% (100 basis points)	(60)	(151)

The Group's exposure to interest rate risk and the effective weighted average interest rate for each class of financial assets and liabilities is set out below.

Consolidated

		Floating Interest Rate		Fixed 1 year or less		Fixed Over 1 to 5 years		Non-interest bearing		Total		Weighted average rate of interest
	Note	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010
		A$'000	A$'000	A$'000	A$'000	A$'000	A$'000	A$'000	A$'000	A$'000	A$'000
Financial assets
Cash	5	4,232	9,489	-	-	-	-	1,034	2,642	5,266	12,131	0.78%	0.66%
Deposits	5	-	-	750	3,000	-	-	-	-	750	3,000	5.15%	5.40%
Trade and other receivables	6	-	-	-	-	-	-	5,469	1,984	5,469	1,984	N/A	N/A
Loans and receivables		-	-	750	3,000	-	-	5,469	1,984	6,219	4,984

		4,232	9,489	750	3,000	-	-	6,503	4,626	11,485	17,115

Financial liabilities
Trade and other payables	10	-	-	-	-	-	-	6,386	5,365	6,386	5,365	N/A	N/A
Financial liabilities at amortised cost		-	-	-	-	-	-	6,386	5,365	6,386	5,365

Net financial assets/(liabilities)		4,232	9,489	750	3,000	-	-	117	(739)	5,099	11,750

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

As of 30 June, 2011, the Group did not hold derivative financial instruments in managing its foreign currency, however, the Group may from time to time enter into hedging arrangements where circumstances are deemed appropriate. Foreign subsidiaries with a functional currency of AUD have exposure to the local currency of these subsidiaries and any other currency these subsidiaries trade in. The functional currency of Marshall Edwards, Inc. and Glycotex, Inc. is USD and these subsidiaries have exposure to AUD and any other currency these subsidiaries trade in.

The Group’s exposure to foreign currency risk at 30 June, 2011 was as follows:

	Consolidated
	2011	2010
	A$'000	A$'000
USD denominated

Financial assets
Cash and cash equivalents	550	909
Trade and other receivables	2,571	210
	3,121	1,119
Financial liablities
Trade and other payables	48	127
Net exposure	3,073	992

GBP denominated

Financial assets
Cash and cash equivalents	21	127
Trade and other receivables	324	243
	345	370
Financial liablities
Trade and other payables	107	206
Net exposure	238	164

CAD denominated

Financial assets
Cash and cash equivalents	47	102
Trade and other receivables	225	163
	272	265
Financial liablities
Trade and other payables	129	208
Net exposure	143	57

EURO denominated

Financial assets
Trade and other receivables	361	406
	361	406
Financial liablities
Trade and other payables	93	108
Net exposure	268	298

CHF denominated

Financial liablities
Trade and other payables	-	615
Net exposure	-	(615)

AUD denominated

Financial assets
Cash and cash equivalents	271	752
Trade and other receivables	4	32
	275	784
Financial liablities
Trade and other payables	52	551
Net exposure	223	233

The following sensitivity is based on the foreign currency risk exposures in existence at the date of the Statement of Financial Position:

Judgements of reasonably possible movements:	Post tax profit
	Higher/(Lower)
	2011	2010
	A$'000	A$'000
USD denominated

Consolidated
AUD/USD +10%	(279)	(90)
AUD/USD -10%	341	110

GBP denominated

Consolidated
AUD/GBP +10%	(22)	(15)
AUD/GBP -10%	26	18

CAD denominated

Consolidated
AUD/CAD +10%	(13)	(5)
AUD/CAD -10%	16	6

EURO denominated

Consolidated
AUD/EURO +10%	(24)	(27)
AUD/EURO -10%	30	33

CHF denominated

Consolidated
AUD/CHF +10%	-	56
AUD/CHF -10%	-	(68)

AUD denominated

Consolidated
AUD/USD +10%	(20)	(21)
AUD/USD -10%	25	26

Credit risk

The Group trades only with recognised, creditworthy third parties.

It is the Group’s policy that all customers who wish to trade on credit terms are subject to credit application procedures. In addition, receivable balances are monitored on an ongoing basis with the result that the Group’s exposure to bad debts is not significant.

As of 30 June, 2011, the Group did not hold derivative financial instruments with the exception of warrants issued by MEI as part of a capital raising which have a pricing reset mechanism and include the potential to issue additional shares, resulting in them being classified as derivative liabilities. The Group places its cash deposits with high credit quality financial institutions and by policy, limits the amount of credit exposure to any single counter-party. The Group is averse to principal loss and ensures the safety and preservation of its invested funds by limiting default risk, market risk, and reinvestment risk.

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

The Group’s maximum exposures to credit risk at the end of the reporting period in relation to each class of recognised financial assets is the carrying amount of those assets as indicated in the Statement of Financial Position. Trade and other receivables by region are as follows:

	Consolidated
	2011	2010
	A$'000	A$'000
Australia	4,925	1,525
North America	341	217
Europe	203	242
	5,469	1,984

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

Maturity analysis of financial liabilities based on management’s expectation
Trade payables and other financial liabilities mainly arise from the financing of assets used in the ongoing operations such as plant and equipment and investments in working capital. These assets are considered in the Group’s overall liquidity risk.

Consolidated
Year ended 30 June, 2011	< 6 months	6-12 months	1-5 Years	> 5 years	Total
	A$'000	A$'000	A$'000	A$'000	A$'000

Financial Liabilities
Trade and other payables	4,247	-	-	-	4,247

Total	4,247	-	-	-	4,247

Year ended 30 June, 2010	< 6 months	6-12 months	1-5 Years	> 5 years	Total
	A$'000	A$'000	A$'000	A$'000	A$'000

Financial Liabilities
Trade and other payables	5,365	-	-	-	5,365

Total	5,365	-	-	-	5,365

Financing facilities available
At the end of the reporting period, the following financing facilities had been negotiated and were available:

	Consolidated
	2011	2010
	A$'000	A$'000

Multi option facility	250	1,000
	250	1,000

Used at balance date	250	526
Unused at balance date	-	474
	250	1,000

Novogen Limited has entered into a Deed of Set-off where it has agreed to hold a deposited sum with the bank of at least $250,000 (2010: $1,000,000) at all times as security for the multi-option facility.

Derivative liability

	Consolidated
	2011	2010
	A$'000	A$'000

Derivative liability	1,047	-

The Amended and Restated Securities Purchase Agreement executed by MEI on 18 May, 2011, as disclosed in Note 12(a) to the financial statements, resulted in derivative liabilities relating to the adjustment shares that may be issued and the series A warrants that have a pricing reset mechanism. These derivative liabilities have been measured at fair value as described below.

Series B warrants also have a pricing reset mechanism, however these have been determined as having nil value at 18 May, 2011 and 30 June, 2011 on the basis that it is considered unlikely that such warrants would be exercised.

The fair values at 18 May, 2011 and 30 June, 2011 were determined using a Monte Carlo simulation model that simulates various possible outcomes given certain assumptions, inputs and expected distribution of outcomes. The key inputs and assumptions were as follows:

	18 May, 2011	30 June, 2011
Series A warrants
days to maturity	2,011	1,968
share price	$1.35	$1.02
exercise price	$1.57	$1.57
expected volatility *	121.50%	121.20%
risk free interest rate	1.87%	1.76%

Adjustment shares
days to maturity	366	323
share price	$1.35	$1.02
exercise price	n/a	n/a
expected volatility *	122.10%	112.90%
risk free interest rate	0.19%	0.19%

* expected volatility has been calculated as the midpoint between the historic volatility and the average industry volatility data

The derivatives are considered a Level 3 financial instrument, whereby the valuation technique applied uses inputs that are not based on observable market data.

The fair value on initial recognition at 18 May 2011 was $1,053,000 and $6,000 fair value adjustment has been credited to profit or loss for the year ended 30 June 2011.

Note 16                 COMMITMENTS

	Consolidated
	2011	2010
	A$'000	A$'000

(a) Lease commitments *

Commitments in relation to operating leases
contracted for at the reporting date but not
recognised as liabilities payable:
Not later than 1 year	234	343
Later than 1 year but not later than 2 years	211	375
Later than 2 years but not later than 3 years	125	350
Later than 3 years but not later than 4 years	128	245
Later than 4 years but not later than 5 years	22	265
Greater than 5 years	-	68
	720	1,646

(b) Other expenditure commitments

Research and development contracts for service to be
rendered and other purchase committments:
Not later than 1 year	2,660	1,450
Later than 1 year but not later than 2 years	174	95
Later than 2 years but not later than 3 years	-	-
	2,834	1,545

* Operating leases represent payments for property and equipment rental. Leases for property include an annual review for Consumer Price Index increases.

There are no commitments for capital expenditure outstanding at the end of the financial year.

Note 17                 RELATED PARTY DISCLOSURES

Transactions with related parties
During the year the Company incurred $30,000 in consulting fees from Spark Capital, to which Mr Peter Scutt, a director of Novogen, consults as a corporate advisor. The fees were in association with the process of selling the consumer business. Upon the successful sale of the consumer business, an additional amount will be due to Spark Capital. Mr Scutt has not acted as a consultant to Spark Capital in this matter. The transaction was entered into on an arms length basis on both normal market prices and normal commercial terms.

Interests in controlled entities
The consolidated financial statements include the financial statements of Novogen Limited and the subsidiaries listed in the following table.

Name of Entity	Country of Incorporation	% Equity interest *		Investment (A$'000)
		2011	2010	2011	2010
Novogen Laboratories Pty Ltd ^	Australia	100	100	2,154	2,154
Novogen Research Pty Ltd ^	Australia	100	100	7,000	7,000
Novogen Inc	US	100	100	-	-
Glycotex, Inc.	US	80.7	80.7	857	857
Novogen Limited (UK)	UK	100	100	-	-
Novogen Canada Limited	Canada	100	100	-	-
Marshall Edwards, Inc. *	US	59.0	71.3	8,717	6,712
Marshall Edwards Pty Limited # *	Australia	59.0	71.3	-	-
				18,728	16,723
Novogen Limited, a company incorporated in Australia, is the ultimate parent entity.

^ Entities subject to class order relief
Pursuant to Class Order 98/1418 (as amended) issued by the Australian Securities and Investment Commission, relief has been granted to these companies from the Corporations Act 2001 requirements for preparation, audit and lodgement of their financial reports.

As a condition of the Class Order, Novogen Limited and the subsidiaries subject to the Class Order (the “Closed Group”), entered into a Deed of Cross Guarantee on 28 May, 1999. The effect of the deed is that Novogen Limited has guaranteed to pay any deficiency in the event of winding up of the controlled entities. The subsuduaries have also given a similar guarantee in the event that Novogen Limited is wound up.

# Entities that meet the requirements of small proprietary limited corporations.

* The proportion of ownership interest is equal to the proportion of voting power held and excludes convertible preference shares which do not hold any voting rights until converted.

The consolidated Statement of Comprehensive Income and Statement of Financial Position of the entities that are members of the “Closed Group” are as follows:

Consolidated Statement of Comprehensive Income	CLOSED GROUP
	2011	2010
	A$'000	A$'000

Loss from continuing operations before income tax	(922)	(5,217)
Income tax expense	-	-
Loss after tax from continuing operations	(922)	(5,217)
Profit after tax from discontinuing operations	1,084	341
Accumulated losses at the beginning of the period	(121,668)	(117,015)
Net income recognised directly in equity	40	223
Accumulated losses at the end of the financial year	(121,466)	(121,668)

Consolidated Statement of Financial Position	CLOSED GROUP
	2011	2010
	A$'000	A$'000
CURRENT ASSETS
Cash and cash equivalents	2,314	4,264
Trade and other receivables	5,356	2,440
Inventories	295	1,068
Other current assets	271	348
Total current assets	8,236	8,120

NON-CURRENT ASSETS
Property, plant and equipment	20	155
Other financial assets	8,717	6,712
Total non-current assets	8,737	6,867

TOTAL ASSETS	16,973	14,987

CURRENT LIABILITIES
Trade and other payables	4,525	2,854
Provisions	710	549
Total current liabilities	5,235	3,403

NON-CURRENT LIABILITIES
Provisions	104	152
Total non-current liabilities	104	152

TOTAL LIABILITIES	5,339	3,555

NET ASSETS	11,634	11,432

EQUITY
Contributed equity	133,100	133,100
Accumulated losses	(121,466)	(121,668)
TOTAL EQUITY	11,634	11,432

Note 18                  PARENT ENTITY INFORMATION

The following details information related to the parent entity, Novogen Limited, at 30 June, 2011. The information presented here has been prepared using consistent accounting policies as presented in Note 1.

	Novogen Limited
	2011	2010
	A$'000	A$'000
CURRENT ASSETS
Cash and cash equivalents	1,933	3,906
Trade and other receivables	1	9
Other current assets	261	288
Total current assets	2,195	4,203

NON-CURRENT ASSETS
Other financial assets	8,717	6,712
Total non-current assets	8,717	6,712

TOTAL ASSETS	10,912	10,915

CURRENT LIABILITIES
Trade and other payables	158	158
Intercompany loan	3,739	-
Total current liabilities	3,897	158

TOTAL LIABILITIES	3,897	158
NET ASSETS	7,015	10,757

EQUITY
Contributed equity	133,100	133,100
Accumulated losses	(126,085)	(122,343)
TOTAL EQUITY	7,015	10,757

	Novogen Limited
	2011	2010
	A$'000	A$'000

Loss for the period	(3,782)	(2,379)

Total comprehensive income	(3,782)	(2,379)

Parent entity guarantees

(a)	The parent company has unconditionally guaranteed financial support for Novogen Limited (UK) should it be unable to meet its financial obligations.

(b)
As a condition of the Class Order, Novogen Limited and the subsidiaries subject to the Class Order, entered into a Deed of Cross Guarantee on 28 May, 1999. The effect of the deed is that Novogen Limited has guaranteed to pay any deficiency in the event of winding up of the controlled entities. The subsidiaries have also given a similar guarantee in the event that Novogen Limited is wound up.

(c)
As a condition of establishing bank facilities Novogen Limited and its subsidiaries, Novogen Laboratories Pty Ltd and Novogen Research Pty Ltd have entered into a Guarantee and Indemnity with St George Bank in January 1997. The effect of the guarantee is to guarantee amounts owed to the bank by any of the above Novogen companies.

Note 19                 REMUNERATION OF AUDITORS

	Consolidated
	2011	2010
	A$	A$

Amounts paid or due and payable to BDO for:
(a) an audit or review of the financial statements of the entity and any other entity in the consolidated group;	269,693	333,285
(b) other services in relation to the entity and any other entity in the consolidated entity.
- Tax compliance services	30,945	25,960
- MEI S3/S4/S8 audit and review services	83,689	-
- Other	-	-
	384,327	359,245

Amounts paid or due and payable to other entities in the BDO network for:
(a) an audit or review of the financial statements of the entity and any other entity in the consolidated group;	82,888	-
(b) other services in relation to the entity and any other entity in the consolidated entity.
- Tax compliance services	4,398	3,681
- Administrative matters	14,159	2,545
	101,445	6,226

Amounts paid or due and payable to non BDO audit firms for:
- an audit or review of the financial statements of the entity and any other entity in the consolidated group, for local statutory purposes	19,857	21,044
- other non-audit services - local statutory auditors	37,175	38,123
	57,032	59,167

	542,804	424,638

Note 20                      DIRECTOR AND EXECUTIVE DISCLOSURES

a) Compensation of key management personnel

	Consolidated
	2011	2010
	A$	A$

Short term employee benefits	1,699,353	2,310,137
Post employment benefits	165,417	285,707
Long term employee benefits	36,220	44,157
Termination payments	738,715	2,201,366
Share-based payment	537,148	142,094
Total Compensation	3,176,853	4,983,461

Further information regarding key management personnel and their compensation can be found in Item 6 - "Directors, Senior Management and Employees" commencing on page 43.

b) Option holding of key management personnel

Novogen Limited

	Balance at beginning of period	Granted as remuneration	Options exercised	Net change other	Balance at end of period	Vested and exercisable	Not exercisable
	1 July, 2010				30 June, 2011	30 June, 2011	30 June, 2011
	Number	Number	Number	Number	Number	Number	Number
Non-executive Directors
WD Rueckert	-	375,000	-	-	375,000	-	375,000
P Scutt	-	375,000	-	-	375,000	-	375,000
PR White	-	375,000	-	-	375,000	-	375,000
R Youngman	-	375,000	-	-	375,000	-	375,000

Executives
CD Kearney	233,084	-	-	(17,752)	215,332	139,440	75,892
RL Erratt	213,636	-	-	(213,636)	-	-	-
MG Hinze	140,376	250,000	-	(9,152)	381,224	84,467	296,757
AJ Husband	207,836	-	-	(207,836)	-	-	-
BM Palmer	226,392	-	-	(226,392)	-	-	-

Total	1,021,324	1,750,000	-	(674,768)	2,096,556	223,907	1,872,649

	Balance at beginning of period	Granted as remuneration	Options exercised	Net change other	Balance at end of period	Vested and exercisable	Not exercisable
	1 July, 2009				30 June, 2010	30 June, 2010	30 June, 2010
	Number	Number	Number	Number	Number	Number	Number
Executive Directors
AJ Husband	230,428	-	-	(22,592)	207,836	131,754	76,082
C Naughton	309,860	-	-	(309,860)	-	-	-

Executives
CD Kearney	245,172	-	-	(12,088)	233,084	103,359	129,725
RL Erratt	225,900	-	-	(12,264)	213,636	94,958	118,678
MG Hinze @	-	-	-	140,376	140,376	60,813	79,563
BM Palmer	238,784	-	-	(12,392)	226,392	99,921	126,471
DR Seaton	441,100	-	-	(441,100)	-	-	-
WJ Lancaster (US)	209,288	-	-	(209,288)	-	-	-

Total	1,900,532	-	-	(879,208)	1,021,324	490,805	530,519

@ Mr Hinze was appointed as CFO on 20 June, 2010.  Options held prior to his appointment as CFO are shown in net changes.

Marshall Edwards, Inc.

	Balance at beginning of period	Granted as remuneration	Options exercised	Net change other	Balance at end of period	Vested and exercisable	Not exercisable
	1 July, 2010				30 June, 2011	30 June, 2011	30 June, 2011
	Number	Number	Number	Number	Number	Number	Number
Executives
DP Gold	220,390	-	-	-	220,390	64,282	156,108
TM Zech	73,463	-	-	-	73,463	18,366	55,097

Total	293,853	-	-	-	293,853	82,648	211,205

	Balance at beginning of period	Granted as remuneration	Options exercised	Net change other	Balance at end of period	Vested and exercisable	Not exercisable
	1 July, 2009				30 June, 2010	30 June, 2010	30 June, 2010
	Number	Number	Number	Number	Number	Number	Number
Executives
DP Gold	-	220,390	-	-	220,390	-	220,390
TM Zech	-	73,463	-	-	73,463	-	73,463

Total	-	293,853	-	-	293,853	-	293,853

c) Shareholdings of key management personnel and their related parties

Novogen Limited
	Balance 1 July, 2010	Granted as remuneration	On exercise of options	Net change other	Balance 30 June, 2011
	Number Ord	Number Ord	Number Ord	Number Ord	Number Ord
Executive Directors
WD Rueckert *	5,000	-	-	-	5,000
JT Austin * @	-	-	-	20,288,053	20,288,053
PA Johnston #	73,594	-	-	-	73,594
GM Leppinus #	11,883	-	-	-	11,883
PJ Nestel AO #	32,000	-	-	-	32,000

Executives	-
CD Kearney	8,850	-	-	-	8,850
MG Hinze	14,728	-	-	-	14,728
RL Erratt #	271,368	-	-	-	271,368
AJ Husband #	102,920	-	-	-	102,920
BM Palmer #	205,636	-	-	-	205,636

Total	725,979	-	-	20,288,053	21,014,032

# Closing balance represents the shareholding at the time the key management personnel’s employment ceased with the company.
* Shares held include sponsored ADR’s.

@ Mr Austin was elected as a Director in September, 2010.  Shares held prior to his appointment as a Director are shown in net changes.

	Balance 1 July, 2009	Granted as remuneration	On exercise of options	Net change other	Balance 30 June, 2010
	Number Ord	Number Ord	Number Ord	Number Ord	Number Ord
Executive Directors
PA Johnston	73,594	-	-	-	73,594
C Naughton #	633,511	-	-	-	633,511
AJ Husband	102,920	-	-	-	102,920
GM Leppinus	11,883	-	-	-	11,883
PJ Nestel AO	32,000	-	-	-	32,000
WD Rueckert *	5,000	-	-	-	5,000
PB Simpson #	5,500	-	-	-	5,500

Executives
DR Seaton #	37,378	-	-	-	37,378
BM Palmer	205,636	-	-	-	205,636
CD Kearney	8,850	-	-	-	8,850
RL Erratt	271,368	-	-	-	271,368
MG Hinze @	-	-	-	14,728	14,728

Total	1,387,640	-	-	14,728	1,402,368

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

Note 21                      DISCONTINUING OPERATIONS

At the Company’s AGM in October, 2010 it was announced that the Company was looking at strategic alternatives for its Consumer Business. The Company commenced a planned process to dispose of this business and in April 2011 appointed a financial advisor to actively search for a buyer and complete the plan. This process was completed in August, 2011, for more information refer to Note 24 - “Events after Balance Sheet Date”.

Financial information for this discontinuing operation is set out below:

	2011	2010
	A$'000	A$'000
Total revenue	11,353	8,123
Expenses	(9,882)	(7,546)

Profit before tax from discontinuing operations	1,471	577

Tax expense	(4)	(9)

Profit after tax from discontinuing operations	1,467	568

	2011	2010
	A$'000	A$'000

Net cash inflow from operating activities	1,202	593

Net cash increase genereated by discontinuing operations	1,202	593

The assets held for sale are detailed below. No amount is included for receivables or payables which will not be included in the assets transferred in the proposed business sale.

There are no non-current assets held for sale.

	2011	2010
	A$'000	A$'000

Inventories	654	1,561
Total assets	654	1,561

Net assets	654	1,561

Note 22                      CONTINGENT ASSETS AND CONTINGENT LIABILITIES

Guarantees

(a)
The Company is continuing to prosecute its IP rights and in June 2007 announced that the Vienna Commercial Court had upheld a provisional injunction against an Austrian company, APOtrend. The Company has provided a guarantee to the value of €250,000 with the court to confirm its commitment to the ongoing enforcement process.

(b)
As a condition of establishing bank facilities Novogen Limited and its subsidiaries, Novogen Laboratories Pty Ltd and Novogen Research Pty Ltd have entered into a Guarantee and Indemnity with St George Bank in January 1997. The effect of the guarantee is to guarantee amounts owed to the bank by any of the above Novogen companies.

Parent entity guarantees are further disclosed in Note 18.

The Company has received communication from a former employee threatening to file a claim against the Company, in relation to alleged misleading representation when entering into an employment agreement in March 2010. A claim has not yet been filed and the Directors are of the opinion that such a claim is without any basis and that the Company would successfully defend this matter if required. It is not considered practicable to estimate any potential financial effect of this matter.

Note 23                 DIVIDENDS

The Company has incurred losses since its inception and, as a result, has not declared any dividends. Any dividends in future periods will be declared in Australian dollars.

Note 24                 EVENTS AFTER THE BALANCE SHEET DATE

Novogen Limited

Novogen Limited received a letter from The Nasdaq Stock Market on 21 July, 2011 notifying it that for the last 30 consecutive business days the bid price of the Company’s American Depository Receipts (“ADR’s”) closed below the minimum US$1.00 per share requirement for continued inclusion on the Nasdaq Capital Market under Nasdaq Rule 5450(a)(1). According to Nasdaq’s letter, the Company will be afforded a grace period of 180 calendar days, or until 17 January, 2012, to regain compliance in accordance with Nasdaq Rule 5810(c)(3)(A).  In order to regain compliance, shares of the Company’s ADR’s must maintain a minimum bid closing price of at least US$1.00 per share for a minimum of ten consecutive business days during the grace period. The Company intends to actively monitor the bid price of its ADR’s between now and 17 January, 2012. This notification from The Nasdaq Stock Market has no bearing on the Australian Stock Exchange listing.

On 2 August, 2011 Novogen announced the completion of the sale of its consumer products business to Pharm-a-Care Laboratories Pty Limited for a total sale price of $10.1million. Net proceeds received, after deducting direct legal costs, commissions and cost of goods sold, were $9.0 million. In addition the Company incurred staff termination costs of $0.75 million following the sale. The sale of the consumer business follows the review by the Board of the Company of the strategic alternatives for its consumer products business. While this business has grown over the past 12 months and is profitable, it did not fit with the Company’s longer term focus on therapeutic drug development programs primarily, through the Company’s majority owned subsidiaries Marshall Edwards, Inc. and Glycotex, Inc. As a result of the sale of the consumer products business, Novogen has renegotiated the payment terms for a debt owed by its UK distributor, whose operations have been adversely impacted following the sale. The Company’s maximum exposure to this debt, as at the date of this report, is GBP188,000. (approximately A$293,000)

On 29 September, 2011 Novogen announced that it entered into a definitive agreement with its majority owned subsidiary, Marshall Edwards, Inc., to purchase common stock in a private placement for a total investment of US$2 million through the purchase of approximately 1.33 million shares of Marshall Edwards, Inc. common stock. This agreement was settled on 30 September, 2011. In addition, Novogen has committed to make an additional equity investment in MEI of US$2 million on or before 30 June, 2012.

Marshall Edwards

On 25 July, 2011, MEI issued 375,000 shares following the conversion of Series B Warrants issued under the private placement in May, 2011. Gross proceeds received from the conversion of the warrants was US$341,000.

On 18 August, 2011, MEI issued a further 919,000 shares following the conversion of Series B Warrants issued under the private placement in May, 2011. Gross proceeds received from the conversion of the warrants was US$928,000.

On 28 September, 2011, MEI entered into a Supplemental Agreement (the “Supplemental Agreement”) with each of the investors party to the Amended Securities Purchase Agreement.

Pursuant to the Supplemental Agreement, each of the Series A warrants and the Series B warrants issued pursuant to the Amended Securities Purchase Agreement were amended and restated (the “Amended Series A Warrants” and “Amended Series B Warrants”, respectively). The exercise price of each of the Series A warrants and Series B warrants was reduced to US$1.00 per share. As amended, the exercise price of the Amended Series A Warrants is no longer subject to further reduction upon the occurrence of certain events, including the subsequent sale or deemed sale by MEI of shares of common stock at a price per share below the exercise price of the Amended Series A Warrants; however, the Amended Series A Warrants continue to provide for certain customary anti-dilution adjustments.

The Series B warrants were amended to permit the exercise of such warrants on a cashless basis. Pursuant to the terms of the Supplemental Agreement, on 28 September, 2011, the investors exercised, on a cashless basis, the Amended Series B Warrants for all of the remaining shares of Common Stock for which such Amended Series B Warrants were exercisable, resulting in the issuance by MEI of an aggregate of 305,603 shares of its Common Stock.

The Supplemental Agreements also affected certain amendments to the Amended Securities Purchase Agreement, including the extension, through 28 September, 2013, of the period during which the investors have the right to participate in subsequent equity offerings of the Company. In connection with the amendments described above, MEI made cash payments to the investors in an aggregate amount of US$365,000. In addition MEI paid US$32,000 to reimburse the investors’ legal expenses related to the Supplemental Agreement.

Novogen’s ownership in MEI, following this share issue and the MEI shares purchased by Novogen on 30 September, is 55.6%, excluding the potential common stock convertible under the preference shares issued to Novogen under IP assets sale to MEI. In the event that Novogen exercised these preference shares the resultant ownership interest in MEI would be 68.5%.

On 24 October, 2011 MEI announced that Charles Baltic, Managing Director and Co-Head of Healthcare at Needham & Company, was appointed to its board of directors. The appointment of Mr Baltic increases the number of board members to six and the number of independent directors to five.

There have been no other significant events occurring after the end of the reporting period which have had a material impact on the business.

SIGNATURES

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

NOVOGEN LIMITED

/s/ Mark Hinze

Mark Hinze
Chief Financial Officer

Date: December 8, 2011

 Exhibit Index

a.	Exhibit
Exhibit No.	Exhibit Description
1.1	Constitution of Novogen Limited (formerly known as the Memorandum of Association and Articles of Association). (1)
2.1
Deposit Agreement as further amended and restated, dated as of September 29, 2005, among Novogen Limited, the Bank of New York, as Depositary, and owners and holders from time to time of ADRs issued thereunder. (2)

4.1	Employment Contract between the Company and Mr. C. Naughton dated June 21, 2006. (4)
4.2	Lease between Hyperion Property Syndicates Limited (Lessor) and Novogen Laboratories Pty Ltd for the Company's corporate headquarters at 140 Wicks Road, North Ryde, New South Wales. (8)
4.3	Employment Contract between the Company and Professor Alan Husband dated March 10, 2010. (8)
4.4	Employment Contract between the Company and Bryan Palmer dated March 10, 2010. (8)
4.5	Employment Contract between the Company and Craig Kearney dated March 10, 2010. (8)
4.6	Employment Contract between the Company and David Seaton dated March 10, 2010. (8)
4.7	Employment Contract between the Company and Ronald Erratt dated March 10, 2010. (8)
4.8	Employment Contract between the Company and Warren Lancaster dated March 10, 2010. (8)
4.9	Employment Contract between the Company and Mark Hinze dated September 23, 2010. (8)
4.10	Patent License Agreement, dated as of November 13, 1997, by and among Novogen Limited, Novogen Research Pty Limited, Novogen Inc. and Protein Technologies International Inc.** (6)
4.11
Amendment to the Patent License Agreement, dated as of June 21, 2004 by and among Novogen Limited, Novogen Research Pty Limited, Novogen Inc. and Solae LLC (formerly known as Protein Technologies International Inc.)** (7)

4.12	Asset Purchase Agreement, dated as of December 21, 2010, between MEI, the Company and Novogen Pty Limited (*).
4.13	Amended and Restated Lock-up Agreement, dated May 16, 2011, between the Company and MEI (*).
4.14	Securities Subscription Agreement, dated as of September 27, 2011, between the Company and MEI (*).
4.15	Letter, dated September 28, 2011, from the Company to MEI (*).
4.16	Amendment Agreement with Archer Daniels Midland Company, dated June 30, 2011 (*)
8.1	Company Subsidiaries. (*)
12.1	Certification of the Acting Principal Executive Officer pursuant to Rule 13a – 14(a) of the Securities Exchange Act of 1934, as amended. (*)
12.2	Certification of Chief Financial Officer pursuant to Rule 13a – 14(a) of the Securities Exchange Act of 1934, as amended. (*)
13.1	Certification by the Acting Principal Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as added by Section 906 of the Sarbanes – Oxley Act of 2002. (*)

*	Filed herewith.
**	Portions of these documents have been omitted pursuant to a request for confidential treatment. Such omitted portions have been filed separately with the SEC.

(1)	Incorporated by reference to the Registration Statement on Form 20-F filed with the Securities and Exchange Commission on December 24, 1998 (File No. 0-29962)
(2)	Incorporated by reference to the Registration Statement on Form F-6 filed with the Securities and Exchange Commission on September 29, 2005 (File No. 333-128681)

(3)	Incorporated by reference to the Annual Report on Form 20-F filed with the Securities and Exchange Commission on November 27, 2000 (File No. 0-29962)
(4)	Incorporated by reference to the Annual Report on Form 20-F filed with the Securities and Exchange Commission on November 29, 2006 (File No. 0-29962)
(5)	Incorporated by reference to the Annual Report on Form 20-F filed with the Securities and Exchange Commission on December 14, 2007 (File No. 0-29962)
(6)	Incorporated by reference to the Annual Report on Form 20-F/A filed with the Securities and Exchange Commission on March 20, 2009 (File No. 0-29962).
(7)	Incorporated by reference to the Annual Report on Form 20-F/A filed with the Securities and Exchange Commission on May 5, 2009 (File No. 0-29962).
(8)	Incorporated by reference to the Annual Report on Form 20-F filed with the Securities and Exchange Commission on December 13, 2010 (File No. 0-29962).

 Exhibit 4.12

Execution Version

ASSET PURCHASE AGREEMENT

BETWEEN

MARSHALL EDWARDS, INC., AS BUYER,

NOVOGEN LIMITED, AS SELLER PARENT,

AND

NOVOGEN RESEARCH PTY LIMITED, AS SELLER

DATED AS OF DECEMBER 21, 2010

-i-

TABLE OF CONTENTS

(continued)

-ii-

TABLE OF CONTENTS

(continued)

-iii-

ASSET PURCHASE AGREEMENT

This Asset Purchase Agreement (this “Agreement”), dated as of December 21, 2010, is entered into by Marshall Edwards, Inc., a Delaware corporation (“Buyer”), Novogen Limited, a public company limited by shares and incorporated under the laws of New South Wales, Australia (“Seller Parent”), and Novogen Research Pty Limited, a proprietary limited company incorporated under the laws of Australia and a wholly-owned subsidiary of Seller Parent (“Seller” and together with the Seller Parent, the “Seller Parties” and each individually, a “Seller Party”).

RECITALS

WHEREAS, Seller Parent owns directly or through one or more Affiliates, including Seller, certain assets (collectively, the “Purchased Assets”) used in or generated under or in connection with the discovery, development, manufacture and marketing of intellectual property and products based on the field of isoflavonoid technology and on compounds known as isoflavones, including those related to the drug candidates Phenoxodiol, Triphendiol, NV-143 and NV-128 (such technology, compounds and drug candidates collectively, the “Technology”);

WHEREAS, subject to the terms and conditions of this Agreement, Seller Parent (to the extent it holds any Purchased Assets) and Seller desire to transfer, and Seller Parent desires to cause Seller to transfer to Buyer and Buyer desires to acquire the Purchased Assets;

WHEREAS, pursuant to the License Agreements (as defined herein), Seller has granted to Marshall Edwards Pty Limited, a proprietary limited company incorporated under the laws of Australia and wholly-owned subsidiary of Buyer (“Buyer Licensee”) an exclusive license and provided certain services to Buyer and Buyer Licensee, in each case, with respect to certain of its patent rights and intellectual property know-how in order to develop, market and distribute compounds and products related to the Technology;

WHEREAS, Buyer, Seller Parent and Seller desire to terminate the License Agreements in accordance with Section 5.13 and upon the terms and subject to the conditions hereinafter set forth;

WHEREAS, in consideration for the Purchased Assets and termination of the License Agreements, Buyer desires to issue to Seller Parent (on behalf of Seller), and Seller Parent wishes to acquire 1,000 shares of Buyer’s newly-designated Series A Convertible Preferred Stock, par value $0.01 per share (the “Preferred Shares”); and

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and inducement to the willingness of Buyer to enter into this Agreement, Seller Parent has executed and delivered a voting agreement (the “Voting Agreement”) pursuant to which following the execution and delivery of this Agreement, Seller Parent shall be present at the Special Meeting (as defined herein) in order to constitute a quorum therefor and to vote the shares of Common Stock owned by Seller Parent at the Special Meeting (as defined herein) in favor of this Agreement and the transactions contemplated herein.

NOW, THEREFORE, in consideration of the mutual benefits to be derived from this Agreement and of the representations, warranties, conditions, agreements and promises contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

ARTICLE I

DEFINITIONS; INTERPRETATION

Section 1.1. Definitions. As used herein, the following terms have the following meanings:

“AAA” has the meaning set forth in Section 8.11.

“AAA Rules” has the meaning set forth in Section 8.11.

“Action” means any claim, action, suit, arbitration, inquiry, audit, proceeding or investigation by or before or otherwise involving any Governmental Authority.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling or controlled by, or under direct or indirect common control with, such first Person. For purposes of this definition, a Person shall be deemed, in any event, to control another Person if it (a) owns or controls, directly or indirectly, or has the ability to direct or cause the direction or control of, more than 50% of the voting equity of the other Person, or (b) has the ability to direct, cause the direction of, or control the actions of such other Person, whether through direct or indirect ownership of voting equity, by Contract or otherwise. Except as otherwise indicated in this Agreement, no reference to “Affiliate” with respect to Seller Parent or Seller shall include Buyer or any of its subsidiaries and no reference to “Affiliate” with respect to Buyer shall include Seller or Seller Parent or any of their respective subsidiaries.

“Agreement” has the meaning set forth in the preamble hereof.

“Allocation Schedule” has the meaning set forth in Section 2.6(b).

“Applicable Law” means any applicable federal, state, local or foreign constitution, treaty, law, statute, ordinance, rule, regulation, interpretation, directive, policy, order, writ, award, decree, injunction, judgment, stay or restraining order of any Governmental Authority, the terms of any Permit, and any other ruling or decision of, agreement with or by, or any other requirement of, any Governmental Authority.

“Assumed Liabilities” has the meaning set forth in Section 2.3(a).

“Books and Records” means all books, records, files (including data files) and documents, including financial, research and development and expense records, correspondence, agreements, and, to the extent not originals, true and complete copies of all files relating to the filing, prosecution, issuance, maintenance, enforcement or defense of any Patents, Patent applications, Trademarks, Copyrights or other Intellectual Property, including file wrappers, written third party correspondence, records and documents related to the Exploitation of the

Technology, including laboratory notebooks (including all Information and Inventions contained therein), manufacturing records, procedures, tests, laboratory and animal study reports, dosage information, criteria for patient selection, safety and efficacy reports, and study protocols, investigators brochures and all pharmacovigilence and other safety records) in all forms, including electronic, in which they are stored or maintained, and all data and information included or referenced therein, in each case that are owned or Controlled by or in the possession of Seller Parent, Seller or any of their respective Affiliates, as applicable.

“Business Day” means any day excluding Saturdays, Sundays and any day that is a legal holiday under the laws of the United States or that is a day on which banking institutions located in New York, New York are authorized or required by Applicable Law or other governmental action to close.

“Buyer” has the meaning set forth in the preamble hereof.

“Buyer Licensee” has the meaning set forth in the recitals hereof.

“Buyer Shareholder Approval” means such approval as may be required by the applicable rules and regulations of any securities exchange upon which the Common Stock is traded or the Delaware General Corporation Law from (a) Seller Parent and (b) the majority of other shareholders of Buyer (other than Seller Parent) with respect to this Agreement and the transactions contemplated herein.

“Certificate of Designation” means the Series A Preferred Convertible Certificate of Designation to be filed prior to the Closing by Buyer with the Secretary of State of Delaware in the form of Exhibit A attached hereto.

“Change in Control” has the meaning set forth in Section 5.14(b).

“Closing” has the meaning set forth in Section 2.4.

“Closing Date” has the meaning set forth in Section 2.4.

“Code” means the Internal Revenue Code of 1986, as amended.

“Common Stock” means the common stock of Buyer, par value $0.00000002 per share, and any other class of securities into which such securities may hereafter be reclassified or changed.

“Compound” means any small molecule drug, therapeutic protein (including antibody) or other composition of matter that has activity (whether as an agonist, antagonist, modulator or otherwise) with respect to, or otherwise relates to, the Exploitation of the Technology.

“Consent” means, with respect to a Contract or a Permit, any consent or approval of any Person other than either party to this Agreement that, in accordance with the terms of such Contract or Permit, is required to be obtained for the assignment thereof to Buyer.

“Contracts” means contracts, commitments, arrangements, agreements, leases, subleases, licenses, sublicenses and any other understandings.

“Control” including its various tenses and derivatives (such as “Controlled” and “Controlling”) means (a) when used with respect to any Person, the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such entity, whether through the ownership of voting securities, by Contract or otherwise, (b) when used with respect to any security, the possession, directly or indirectly, of the power to vote, or to direct the voting of, such security or the power to dispose of, or to direct the disposition of, such security, and (c) when used with respect to any item of Intellectual Property, possession of the right, whether directly or indirectly, and whether by ownership, license or otherwise, to assign or grant a license, sublicense or other right to or under such Intellectual Property.

“Conversion Milestone” means that a Phase II clinical trial involving the Technology and the Seller Intellectual Property have achieved a statistically significant result (p=0.05 or less) or a first patient is enrolled in a Phase III clinical trial involving the Technology and the Seller Intellectual Property, whichever is earlier.

“Conversion Shares” means the shares of Common Stock issued and issuable upon conversion of the Preferred Shares in accordance with the terms of this Agreement and the Certificate of Designation, as adjusted therein.

“Copyrights” means (a) all copyrights (including copyrights in any package inserts, marketing or promotional materials or other text provided to prescribers or consumers), whether registered or unregistered throughout the world; (b) any registrations and applications therefor; (c) works of authorship (whether published or unpublished), translation, adaptations, derivations and combinations therefor, publications, documentation, website content, rights in fonts and typefaces, and rights to databases of any kind under the Applicable Laws of any jurisdiction; (d) all rights and priorities afforded under any international treaty, convention or the like; (e) all extensions and renewals thereof; (f) the right to sue for past, present and future infringements of any of the foregoing, and all proceeds of the foregoing, including licenses, royalties, income, payments, claims, damages (including attorneys’ fees), and proceeds of suit; and (g) any rights similar to the foregoing in any country, including moral rights.

“Corporations Act” means the Corporations Act 2001 (Cth).

“Distribution” means any and all activities related to the distribution, marketing, promoting, offering for sale and selling of any product, including advertising, detailing, educating, planning, promoting, conducting reporting, storing, handling, shipping and communicating with Governmental Authorities and third parties in connection therewith.

“Dollars” or “$” means United States dollars.

“Disclosure Schedules” has the meaning set forth in the preamble to Article III.

“Dispute” has the meaning set forth in Section 8.11.

“EMA” or “EMEA” or means the European Agency for the Evaluation of Medicinal Products, or any successor agency thereto.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Excluded Assets” has the meaning set forth in Section 2.2(b).

“Excluded Liabilities” has the meaning set forth in Section 2.3(b).

“Exploit” or “Exploitation” means to make, have made, import, use, sell, offer for sale, or otherwise dispose of, including all discovery, research, development, registration, modification, enhancement, improvement, manufacture, storage, formulation, optimization, importation, exportation, transportation, Distribution, commercialization, promotion and marketing activities related thereto.

“FDA” means the United States Food and Drug Administration, or any successor agency thereto.

“Field” means the discovery, research, development, commercialization or other Exploitation of any Compound that has demonstrated therapeutic, prophylactic or diagnostic potential (whether as an agonist, antagonist, modulator or otherwise) with respect to (a) the Exploitation of the Technology or (b) the treatment, prevention or diagnosis of any disease, condition or disorder through isoflavones.

“Form S-4” has the meaning set forth in Section 5.3(a).

“GAAP” means generally accepted accounting principles as employed in the United States of America or Australia, consistently applied.

“Good Laboratory Practices” means the standards and methods set forth in 21 C.F.R Part 58, as amended.

“Good Manufacturing Practices” means standards and methods to be used in, and the facilities or controls to be used for, the manufacture, processing, packaging, testing or holding of a drug to assure that such drug meets the requirements of Applicable Law and other requirements of any Governmental Authority as to safety, identity and strength, and meets the quality and purity characteristics that it purports or is represented to possess.

“Governmental Authority” means any federal, state, local or foreign government, legislature, governmental or administrative agency, department, commission, bureau, board, instrumentality, self-regulatory association or authority, court or other authority of tribunal of competent jurisdiction (including any arbitration or other alternative dispute forum), or any other governmental authority or instrumentality anywhere in the world.

“Improvement” means any modification, variation or revision to a Compound, or technology or any discovery, technology, device, process or formulation related to such Compound, or technology, whether or not patented or patentable, including any enhancement in the efficiency, operation, Manufacture, ingredients, preparation, presentation, formulation, means of delivery, packaging or dosage of such Compound, or technology, any discovery or development of any new or expanded indications for such Compound, or technology, or any discovery or development that improves the stability, safety or efficacy of such Compound, or technology or would, if commercialized, replace or displace such Compound, or technology.

“Indebtedness” of any Person means: (a) the principal, accreted value, accrued and unpaid interest, prepayment and redemption premiums or penalties (if any), unpaid fees or expenses and other monetary obligations in respect of (i) indebtedness of such Person for money borrowed or (ii) indebtedness evidenced by notes, debentures, bonds or other similar instruments for the payment of which such Person is responsible or liable; (b) all obligations of such Person issued or assumed as the deferred purchase price of property, all conditional sale obligations of such Person and all obligations of such Person under any title retention agreement; (c) all obligations of such Person under leases required to be capitalized in accordance with GAAP; (d) all obligations of such Person for the reimbursement of any obligor on any letter of credit, banker’s acceptance or similar credit transaction; (e) all obligations of such Person under interest rate or currency swap transactions (valued at the termination value thereof); (f) the liquidation value, accrued and unpaid dividends, prepayment or redemption premiums and penalties (if any), unpaid fees or expenses and other monetary obligations in respect of any redeemable preferred stock of such Person; (g) all obligations of the type referred to in the immediately preceding clauses (a) through (f) of any Person for the payment of which such Person is responsible or liable, directly or indirectly, as obligor, guarantor, surety or otherwise, including guarantees of such obligations; and (h) all obligations of the type referred to in the immediately preceding clauses (a) through (g) of any Person secured by (or for which the holder of such obligations has an existing right, contingent or otherwise, to be secured by) any Lien on any property or asset of such Person (whether or not such obligation is assumed by such Person).

“Indemnified Party” has the meaning set forth in Section 7.6(a).

“Indemnifying Party” has the meaning set forth in Section 7.6(a).

“Information and Inventions” means all technical, scientific and other know-how and information, trade secrets, knowledge, technology, means, methods, processes, practices, formulas, instructions, skills, techniques, procedures, experiences, ideas, technical assistance, designs, drawings, assembly procedures, computer programs, apparatuses, specifications, data, results and other material, including high-throughput screening, gene expression, genomics, proteomics and other drug discovery and development technology, pre-clinical and clinical trial results, Manufacturing procedures, test procedures and purification and isolation techniques, (whether or not confidential, proprietary, patented or patentable) in written, electronic or any other form now known or hereafter developed, and all Improvements, whether to the foregoing or otherwise, and other discoveries, developments, inventions, and other Intellectual Property (whether or not confidential, proprietary, patented or patentable), but excluding the Regulatory Documentation.

“Insolvency Event” means, for a body corporate, being in liquidation or provisional liquidation or under administration, having a controller (as defined in the Corporations Act), receiver, manager, statutory manager or trustee or analogous person appointed to it or any of its property, being taken under section 459F(1) of the Corporations Act to have failed to comply with a statutory demand, being unable to pay its debts or otherwise insolvent, the taking of any step that could result in the person becoming an insolvent under administration (as defined in section 9 of the Corporations Act), entering into a compromise or arrangement with, or assignment for the benefit of, any of its members or creditors, or any analogous event.

“Intellectual Property” means all intellectual property rights, whether registered or unregistered, including (a) Patents, (b) Information and Inventions, (c) Trademarks, (d) Copyrights, (e) domain names, URLs and any other addresses for use on the Internet or any other computer network or communication system, (f) other intellectual property rights, including confidential information, trade secrets, and similar proprietary rights in confidential inventions, discoveries, analytic models, improvements, processes, techniques, devices, methods, patterns, formulations and specifications, (g) all completed or pending registrations, renewals or applications for registration or renewal of any of the foregoing, (h) copies and tangible embodiments of any of the foregoing (in whatever form or media) and (i) other tangible and intangible information or material.

“Inventory” has the meaning set forth in Section 2.2(a)(iii).

“Joint Proxy Statement” has the meaning set forth in Section 5.3(a).

“Knowledge” means when used with respect to Seller Parent or the Seller Parties, the actual knowledge of those individual directors and officers of Seller Parent who held any such position prior to September 20, 2010.

“License Agreements” means collectively and along with any other agreements related thereto that certain (a) License Agreement, dated as of August 4, 2009, between Seller and Buyer Licensee, (b) License Agreement, dated as of May 12, 2006, between Seller and Buyer Licensee, (c) Amended and Restated License Agreement, dated as of September 23, 2003, between Seller and Buyer Licensee and (d) Amended and Restated Services Agreement, dated as of September 24, 2003, among Seller Parent, Buyer and Buyer Licensee and includes certain services provided to Buyer and Buyer Licensee, in each case.

“Lien” means any lien (statutory or otherwise), security interest, pledge, hypothecation, mortgage, assessment, lease, claim, levy, license, defect in title, charge, or any other third party right, license or property interest of any kind, or any conditional sale or other title retention agreement, right of first option, right of first refusal or similar restriction, any covenant not to sue, or any restriction on use, transfer, receipt of income or exercise of any other attribute of ownership or any agreement to give any of the foregoing in the future or similar encumbrance of any kind or nature whatsoever.

“Losses” has the meaning set forth in Section 7.2.

“Manufacture” and “Manufacturing” means, with respect to a product or compound, the manufacturing, processing, formulating, packaging, labeling, holding and quality control testing of such product or compound.

“Medical Product Regulatory Authority” means any Governmental Authority that is concerned with the safety, efficacy, reliability, manufacture, investigation, sale or marketing of pharmaceuticals, medical products, biologics or biopharmaceuticals, including the FDA, TGA, and the EMEA.

“Non-Assignable Right” has the meaning set forth in Section 2.5 (a).

“Option” has the meaning set forth in Section 5.14(a).

“Option Price” has the meaning set forth in Section 5.14(a)

“Order” means any writ, judgment, decree, injunction or similar order, including consent orders, of any Governmental Authority (in each such case whether preliminary or final).

“Patents” means (a) all national, regional and international patents and patent applications, including provisional patent applications; (b) all patent applications filed either from such patents, patent applications or provisional applications or from an application claiming priority from either of these, including divisionals, continuations, continuations-in-part, substitutions, provisionals, converted provisionals, and continued prosecution applications; (c) any and all patents that have issued or in the future issue from the foregoing patent applications described in clauses (a) and (b), including utility models, petty patents and design patents and certificates of invention; (d) any and all extensions or restorations by existing or future extension or restoration mechanisms, including revalidations, reissues, re-examinations and extensions (including any supplementary protection certificates and the like) of the foregoing patents or patent applications described in clauses (a), (b) and (c); (e) any and all causes of action, claims, demands or other rights occasioned from or because of any and all past, present and future infringement of any of the foregoing, including all rights to recover damages (including attorneys’ fees), profits and injunctive or other relief for such infringement; and (f) any similar rights, including so-called pipeline protection, or any importation, revalidation, confirmation or introduction patent or registration patent or patent of additions to any such foregoing patent applications and patents.

“Patent Recording Contribution” has the meaning set forth in Section 5.11.

“Permits” means all licenses, permits, construction permits, approvals, concessions, franchises, certificates, consents, qualifications, registrations, privileges and other authorizations and rights, including the Regulatory Approvals, from or issued by any Governmental Authority held by Seller (or its Affiliates, as applicable) that relate primarily or exclusively to any Compound or the Exploitation of the Technology, together with any renewals, extensions, or modifications thereof and any additions thereto.

“Person” means a human being, labor organization, partnership, firm, enterprise, association, joint venture, corporation, limited liability company, cooperative, legal representative, foundation, society, political party, estate, trust, trustee, trustee in bankruptcy, receiver or any other organization or entity whatsoever, including any Governmental Authority.

“Preferred Shares” has the meaning set forth in the recitals hereof.

“Purchase Price” has the meaning set forth in Section 2.1.

“Purchased Assets” has the meaning set forth in the recitals hereof.

“Regulatory Approval” means, with respect to any country, any and all approvals (including pricing and reimbursement approvals), licenses, registrations or authorizations of any Governmental Authority necessary or useful for the Exploitation of any Compounds in such country, including, where applicable, (a) approval of any form or dosage of pharmaceutical composition, preparation, therapy or diagnostic tool in finished form labeled and packaged for sale by prescription, over the counter or any other method for any use, including clinical trial usage, that contains therapeutic levels of a Compound; (b) pre- and post-approval marketing authorizations (including any prerequisite manufacturing approval or authorization related thereto); and (c) technical, medical and scientific licenses.

“Regulatory Documentation” means any and all applications, registrations, licenses, authorizations and approvals (including all Regulatory Approvals), and non-clinical and clinical study authorization applications or notifications (including all supporting files, writings, data, correspondence, studies and reports) prepared for submission to a Governmental Authority or research ethics committee with a view to the granting of any Regulatory Approval, and any correspondence to or with the FDA, EMEA, TGA or any other Medical Product Regulatory Authority with respect to the Compounds, or the Exploitation of the Technology (including minutes and official contact reports relating to any communications with any Medical Product Regulatory Authority), and all data contained in any of the foregoing, including regulatory drug lists, advertising and promotion documents, adverse event files, complaint files and Manufacturing records.

“Related Documents” means, other than this Agreement, all agreements, certificates and documents signed and delivered by either party in connection with this Agreement, including the Voting Agreement and all documents referred to in Sections 6.2(c), 6.2(e)(i)–(vi), 6.3(c) and 6.3(d)(i)–(ii).

“Research Tools” means those cDNAs, antibodies, cell lines, knock-out animals, assays and other tools included in the Seller Know-How or Seller Patents that are necessary or useful for the Exploitation of the Technology.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended and the rules and regulations of the SEC promulgated thereunder.

“Seller” has the meaning set forth in the preamble hereof.

“Seller Intellectual Property” means the (a) Seller Patent Rights, (b) Seller Know-How, and (c) all other Intellectual Property Controlled by Seller or Seller Parent (or any of their respective its Affiliates) primarily or exclusively related to the Exploitation of the Technology or the Exploitation of Compounds.

“Seller Know-How” means all Information and Inventions developed by or at the request of, or in the possession or Control of, Seller, Seller Parent or any of their respective Affiliates as of the Closing Date relating to the conduct of the Exploitation of the Technology or the Exploitation of the Research Tools, Compounds or any Improvements thereto. Seller Know-How shall include all: (a) biological, chemical, pharmacological, toxicological, pharmaceutical, physical and analytical, clinical, safety, manufacturing and quality control data and information related to the Exploitation of the Technology or any Compound, (b) assays and biological methodology necessary or useful for the conduct of the Isoflavonoid Business or Exploitation of any Compound, and (c) any and all Information and Inventions with respect to any and all Compounds, or the Exploitation thereof, discovered or developed by or on behalf of any of the Seller Parties as of the Closing Date, that are not covered or claimed by the Seller Patent Rights.

“Seller Parent” has the meaning set forth in the preamble hereof.

“Seller Parties” has the meaning set forth in the preamble hereof.

“Seller Patent Rights” means those Patents that Seller or Seller Parent (or any of their respective Affiliates, as applicable) own, have under license, have a right to acquire (by option or otherwise) or otherwise Control, as of the Closing Date, that are necessary or useful for, or otherwise related to the Exploitation of Research Tools, Compounds or any Improvements thereto, or the conduct of the Exploitation of the Technology, or that claim or cover the Research Tools, Compounds, or any Improvements thereto, or that claim or cover the Exploitation thereof.

“Special Meeting” means an annual or special meeting of the Buyer’s stockholders called within 90 days of the date of this Agreement to obtain the Buyer Shareholder Approval.

“Seller Shareholder Approval” means such approval as may be required by the applicable rules and regulations of any securities exchange upon which the securities of Seller Parent are traded or the Applicable Laws of its jurisdiction of formation from its shareholders with respect to this Agreement and the transactions contemplated herein.

“Tax” or “Taxes” means any and all taxes, assessments, levies, tariffs, duties or other charges or impositions in the nature of a tax (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Authority, including income, estimated income, gross receipts, profits, business, license, occupation, franchise, capital stock, real or personal property, abandoned property or escheat, sales, use, transfer, value added, employment or unemployment, social security, disability, alternative or add-on minimum, customs, excise, stamp, environmental, commercial rent or withholding taxes, and shall include any liability for Taxes of any other Person under Applicable Law, as a transferee or successor, by contract or otherwise.

“Tax Return” means any return, declaration, report, claim for refund, information return or statement relating to Taxes, including any schedule or attachment thereto, filed or maintained, or required to be filed or maintained, in connection with the calculation, determination, assessment or collection of any Tax and shall include any amended returns required as a result of examination adjustments made by the Internal Revenue Service or other Tax authority.

“Technology” has the meaning set forth in the recitals hereof.

“Therapeutic Goods Administration” or “TGA” means the Australian regulatory authority, or any successor agency thereto.

“Trademark” means (a) any word, name, symbol, color, designation or device or any combination thereof, including any trademark, trade dress, brand mark, trade name, brand name, logo or business symbol and (b) all registrations and applications for any of the foregoing; and (c) all rights and priorities connected with the foregoing afforded under Applicable Law.

“Transfer” has the meaning set forth in Section 5.5.

“Transfer Taxes” has the meaning set forth in Section 5.7(a).

“Voting Agreement” has the meaning set forth in the recitals hereof.

Section 1.2. Descriptive Headings; Certain Definitions.

(a) Descriptive headings are for convenience only and shall not control or affect the meaning or construction of any provision of this Agreement.

(b) Except as otherwise expressly provided in this Agreement or as the context otherwise requires, the following rules of interpretation apply to this Agreement: (i) the singular includes the plural and the plural includes the singular; (ii) “or” and “any” are not exclusive and the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation”; (iii) a reference to any Contract includes supplements and amendments; (iv) a reference to an Applicable Law includes any amendment or modification to such Applicable Law; (v) a reference to a Person includes its successors, heirs and permitted assigns; (vi) a reference to one gender shall include any other gender; and (vii) a reference in this Agreement to an Article, Section, Exhibit or Schedule is to the referenced Article, Section, Exhibit or Schedule of this Agreement; (viii) “hereunder,” “hereof,” and words of similar import shall be deemed references to this Agreement as a whole and not to any particular Article, Section or other provision.

(c) The parties hereto agree that they have been represented by counsel during the negotiation, drafting, preparation and execution of this Agreement and, therefore, waive the application of any Applicable Law or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

ARTICLE II

PURCHASE AND SALE

Section 2.1. Purchase and Sale of Purchased Assets; Purchase Price.

(a) Pursuant to the terms and subject to the conditions of this Agreement, at the Closing, each of Seller and Seller Parent (to the extent it holds any Purchased Assets) shall (and, as applicable, shall cause their respective Affiliates to) sell, convey, deliver, transfer and assign to Buyer, free and clear of all Liens and Buyer shall purchase, take delivery of and acquire from the Seller Parties (and their respective Affiliates, as applicable), all of the Seller Parties’ (and, as applicable, their respective Affiliates’) right, title and interest in, to and under all of the Purchased Assets.

(b) In consideration of the sale, conveyance, delivery, transfer, and assignment of the Purchased Assets to Buyer and the Seller Parties’ other covenants and obligations hereunder, at the Closing and pursuant to the terms and subject to the conditions hereof, Buyer shall (i) issue the Preferred Shares to Seller Parent (on behalf and at the direction of Seller) in accordance with Section 2.4 (and subject to Sections 5.14) of this Agreement and (ii) assume the Assumed Liabilities (the immediately preceding clauses (a) and (b) being the “Purchase Price”).

(c) Subject to the restrictions of Section 5.5, each of the Preferred Shares shall be convertible, at any time and from time to time at the option of Seller Parent, into 4,827 shares of Common Stock (subject to the applicable limitations set forth in the Certificate of Designations); provided that, in the event the Conversion Milestone is achieved prior to the conversion of all Preferred Shares, each of the Preferred Shares not already converted may be converted into 9,654 shares of Common Stock (subject to the applicable limitations set forth in the Certificate of Designations). Seller Parent shall effect conversions by providing Buyer with the form of conversion notice included in the Certificate of Designation which sets forth the totality of the procedures required of Seller Parent in order to convert any of the Preferred Shares. For the avoidance of doubt and except for Buyer’s obligation to honor conversions of the Preferred Shares in accordance with this Agreement and the terms of the Certificate of Designation, Buyer shall not have any covenant, agreement, duty or any other obligation with respect to meeting the Conversion Milestone or other actions with respect thereto, no such duties or obligations shall be implied by Applicable Law, and Seller Parent agrees not to assert in any Action in connection with this Agreement or the transactions contemplated hereby any such implied duty or obligation or other duty or obligation.

Section 2.2. Purchased Assets; Excluded Assets.

(a) Without limiting the generality of the definition of “Purchased Assets” set forth in the third recital to this Agreement, the Purchased Assets shall include all of Seller Parent’s and Seller’s (and, as applicable, their respective Affiliates’) right, title and interest in and to the following:

(i) all Seller Intellectual Property, including the registrations and applications listed on Schedules 3.5(a)(i), (ii) and (iii), and subject to any update pursuant to Section 2.5(c);

(ii) Books and Records and other originals of any tangible embodiments of Seller Intellectual Property, including original files of any Patents that have issued in any of the Seller Parties’ names or any of their respective Affiliates’ names;

(iii) Compounds and all right, title and interest in and to all inventory of any Compound in any of the Seller Parties’ (or their respective Affiliates’) possession or Control as of the Closing Date together with all work-in-progress, packaging and all bulk active pharmaceutical ingredient, if any, related to a Compound owned by any of the Seller Parties (or their respective Affiliates, as applicable) as of the Closing Date (collectively, the “Inventory”);

(iv) all rights in and to the Contracts set forth in Schedule 2.2(a)(iv) (collectively, the “Assumed Contracts”);

(v) Regulatory Documentation generated under or in connection with the Exploitation of the Technology, including original and, if available, electronic copies of all (A) clinical studies and tests and all data generated therefrom (including case report forms), (B) all correspondence and other documentation related to communications to or from Governmental Authorities and (C) all other supporting documentation and materials in the possession of the Seller Parties that would be necessary or useful to obtain or maintain Regulatory Approvals in connection with the Exploitation of the Technology or the Exploitation of Compounds;

(vi) Research Tools;

(vii) databases characterizing the Compounds, together with all information contained therein, including information regarding the structure of such Compounds and any isoflavone-related screening with respect to such Compounds;

(viii) all Permits and applications for any Permits, together with any renewals, extensions, or modifications thereof and additions thereto;

(ix) all prepayments, deposits, claims for refunds and prepaid expenses on hand and in accounts relating to the Purchased Assets or the Assumed Liabilities;

(x) all claims, counterclaims, credits, causes of action, choses in action, rights of recovery, and rights of indemnification or setoff against third parties and other claims arising out of or relating to any Purchased Assets or the Assumed Liabilities and all other intangible property rights that relate to any Purchased Assets or the Assumed Liabilities; and

(xi) all insurance benefits, including rights and proceeds, arising from or relating to the Purchased Assets or the Assumed Liabilities prior to the Closing.

(b) Notwithstanding Section 2.2(a), Buyer shall not acquire from Seller Parties pursuant to this Agreement any of the assets set forth on Schedule 2.2(b) of this Agreement (the “Excluded Assets”).

Section 2.3. Assumed Liabilities; Excluded Liabilities.

(a) Pursuant to the terms and subject to the conditions of this Agreement, at the Closing, the Seller Parties shall sell, convey, transfer and assign to Buyer, and Buyer shall assume from the Seller Parties, only the Assumed Liabilities. “Assumed Liabilities” means only, and only to the extent not excluded pursuant to Section 2.3(b), liabilities, obligations and commitments related to the Purchased Assets accruing with respect to the period commencing after the Closing Date but excluding any liability, obligation or commitment arising from or relating to any action of the Seller Parties on or prior to the Closing Date.

(b) Buyer expressly does not assume and shall not become liable to pay, perform or discharge, any liability, obligation or commitment whatsoever of the Seller Parties other than the Assumed Liabilities and all liabilities, obligations or commitments other than the Assumed Liabilities are referred to herein as the “Excluded Liabilities.” The Seller Parties shall remain responsible for the payment, performance and discharge when due, of all of the Excluded Liabilities. The Seller Parties shall pay, perform and discharge when due, all of the Excluded Liabilities.

Section 2.4. Closing. Pursuant to the terms and subject to the conditions of this Agreement, the closing of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Morgan Lewis & Bockius, LLP, 101 Park Avenue, New York, New York 10178, at 10:00 a.m. local time within five Business Days after the date on which all conditions set forth in Article VI shall have been satisfied or waived, or such other time and place as Buyer and Seller Parent may agree to in writing (such date, the “Closing Date”). Subject to the fulfillment or waiver of the conditions to the Closing set forth in Article VI at the Closing, Buyer will deliver to Seller Parent on the Closing Date, the Preferred Shares, as evidenced by one or more certificates dated the Closing Date and bearing appropriate legends as hereinafter provided for, in exchange for the Purchased Assets.

Section 2.5. Procedures for Certain Purchased Assets Not Freely Transferable.

(a) If any property or right (other than the Permits) included in the Purchased Assets is not assignable or transferable to Buyer either by virtue of the provisions thereof or under Applicable Law without the Consent of one or more third Persons (each, a “Non-Assignable Right”), the Seller Parties shall use commercially reasonable efforts, at their sole cost and expense, to obtain such Consents. If any such Consent cannot be obtained prior to the Closing Date, then, notwithstanding anything to the contrary in this Agreement or any Related Document, (i) this Agreement and the related instruments of transfer shall not constitute an assignment or transfer of the Non-Assignable Right, and (A) the Seller Parties shall use their commercially reasonable efforts to obtain such Consent as soon as possible after the Closing Date and (B) Buyer shall cooperate, to the extent commercially reasonable, with the Seller Parties in their efforts to obtain such Consent; and (ii) at Buyer’s election, (A) the Non-Assignable Right shall be an Excluded Asset and Buyer shall have no obligation pursuant to Section 2.2(a) or Section 2.3(a) or otherwise with respect to any such Non-Assignable Right or any liability with respect thereto or (B) the Seller Parties shall use their commercially reasonable efforts to obtain for Buyer substantially all of the practical benefit and burden of such Non-Assignable Right, including by (1) entering into appropriate and reasonable alternative arrangements on terms mutually agreeable to Buyer and Seller Parent and (2) subject to the consent and control of Buyer, enforcement, at the cost and for the account of Buyer, of any and all rights of the Seller Parties against the other party thereto arising out of the breach or cancellation thereof by such other party or otherwise.

(b) If any of the Permits included in the Purchased Assets are not assignable or transferable without obtaining a replacement Permit, then, notwithstanding anything to the contrary in this Agreement or any Related Document, this Agreement and the related instruments of transfer shall not constitute an assignment or transfer of any such Permit, and the Seller Parties shall cooperate with Buyer in its efforts to obtain a replacement Permit issued in Buyer’s name. If any replacement Permit cannot be obtained prior to the Closing Date, each of the Seller Parties shall allow Buyer to operate under its respective Permit, if permitted by Applicable Law or applicable Governmental Authorities, for a period of up to 90 days after the Closing (or such longer period as may be reasonably necessary for Buyer, using its commercially reasonable efforts, to obtain the replacement Permit).

(c) For 180 days after Closing, Buyer may identify any Patents owned by the Seller Parties or one of their respective Affiliates that Buyer reasonably believes satisfies the definition of “Seller Patent Rights” contained in this Agreement and request that Seller Parties or, if applicable, one of their respective Affiliates, assign such Seller Patent Rights to Buyer as a Purchased Asset and Seller and Seller Parent shall, or shall cause their respective and applicable Affiliate to, transfer such Seller Patent Rights, and any Patents related to such Seller Patent Rights by way of terminal disclaimers, to Buyers, which Patent or Patents shall be deemed Purchased Assets for all purposes of this Agreement.

Section 2.6. Intended Tax Treatment; Purchase Price Allocation.

(a) The Seller Parties and Buyer agree that the acquisition by Buyer of the Purchased Assets pursuant to this Agreement, in exchange for the Purchase Price, is to be treated for U.S. federal and relevant U.S. state and local income tax purposes as a taxable acquisition of the Purchased Assets by Buyer from Seller (and, to the extent Seller Parent holds any Purchased Assets, from Seller Parent) for consideration reflecting the fair market value of the Preferred Shares.

(b) On or before the Closing Date, the Seller Parties and Buyer shall jointly prepare a schedule allocating the Purchase Price among the Purchased Assets in accordance with section 1060 of the Code, including the regulations thereunder (the “Allocation Schedule”), it being understood that all of the Purchased Assets are expected to constitute “amortizable Section 197 intangibles” within the meaning of Section 197 of the Code. To the extent required by applicable Law, each of the Seller Parties and Buyer shall file all necessary Tax Returns and other forms to report the transactions contemplated herein for non-U.S. income Tax purposes in accordance with the final Allocation Schedule, and shall not take any position inconsistent with the Allocation Schedule (or any adjustment thereto), except to the extent required under Applicable Law. Any adjustment to the Purchase Price for the Purchased Assets shall be allocated as provided in Treasury Regulation Section 1.1060-1 and, in the event of such adjustment, the Seller Parties and Buyer shall revise and amend the Allocation Schedule and Form 8594 within 30 Business Days of such adjustment.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF SELLER PARENT

Except as set forth in the schedules to this Agreement (collectively, the “Disclosure Schedules”), which shall be deemed a part hereof and shall qualify any representation or otherwise made herein to the extent of the disclosure contained in the corresponding section of the Disclosure Schedules (or any other representation to which its application is readily apparent), Seller Parent represents and warrants to Buyer that each statement contained in this Article III is true and correct as of the date hereof and will be true and correct as of the Closing Date:

Section 3.1. Organization, Standing and Power. Each Seller Party is a corporate entity duly organized, validly existing under the laws of its jurisdiction of formation and has all requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted.

Section 3.2. Authority; Binding Agreements. Except for the Seller Shareholder Approval, the execution and delivery by each Seller Party of this Agreement and the Related Documents to which it is or will become a party and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary action on the part of the applicable Seller Party. Each Seller Party has all requisite power and authority to enter into this Agreement and the Related Documents to which it is or will become a party and, except for the Seller Shareholder Approval, to consummate the transactions contemplated hereby and thereby, and this Agreement and such Related Documents have been, or upon execution and delivery thereof will be, duly executed and delivered by the applicable Seller Party. This Agreement and the Related Documents to which a Seller Party is or will become a party are, or upon execution and delivery by the applicable Seller Party thereof will be, the valid and binding obligations of such Seller Party, enforceable against such Seller Party in accordance with their respective terms.

Section 3.3. Conflicts; Consents. The execution and delivery by each Seller Party of this Agreement and the Related Documents to which it is or will become a party, the consummation of the transactions contemplated hereby and thereby and compliance by each Seller Party with any of the provisions hereof and thereof do not and will not:

(a) conflict with or result in a breach of the constitutive or organizational documents of the Seller Parties;

(b) conflict with, result in a default or give rise to any right of termination, cancellation, modification or acceleration under any note, bond, lease, mortgage, indenture, Permit, Contract or other instrument or obligation to which a Seller Party is a party, or by which a Seller Party or any of the Purchased Assets may be bound or affected except for (i) required Consents in respect of certain Assumed Contracts as set forth on Schedule 3.3(b)(i); and (ii) required Consents of, notifications to, or filings with, as applicable, any Governmental Authority in respect of certain Permits as set forth on Schedule 3.3(b)(ii);

(c) violate any Applicable Law relating to a Seller Party, the Exploitation of the Technology or any of the Purchased Assets;

(d) result in the creation or imposition of any Lien upon any Purchased Asset; or

(e) except for the Seller Shareholder Approval and all of the filings and other actions set forth on Schedule 3.3(b)(i) and Schedule 3.3(b)(ii), require any material notice to, filing with, authorization of, exemption by, or Consent of, any Person, including any Governmental Authority, including any foreign Governmental Authority, for the Seller Parties to transfer the Purchased Assets to Buyer and otherwise consummate the transactions contemplated hereunder.

Section 3.4. Title to Purchased Assets. Except as set forth on Schedule 3.4, (i) each Seller Party has good and marketable title to, or valid contract rights to, as applicable, all of the Purchased Assets free and clear of all Liens, and has the complete and unrestricted power and unqualified right to sell, convey, deliver, transfer and assign to Buyer, as applicable, the Purchased Assets; (ii) no Seller Party has received written notice that any Person has asserted a claim of ownership or right of possession or use in or to any of the Purchased Assets. Seller Parent or Seller is party to all of the License Agreements. Except pursuant to this Agreement, Seller Parent or Seller has not assigned, in full or in part, sublicensed or transferred any of the License Agreements or any rights, liabilities or obligations thereunder, or entered into any commitment, understanding, arrangement or any other agreement regarding the foregoing. At the Closing, Buyer will acquire from the Seller Parties, good and marketable title to, or valid contract rights to, as applicable, all of the Purchased Assets, free and clear of all Liens. Notwithstanding the foregoing, this Section 3.4 does not apply to Intellectual Property.

Section 3.5. Intellectual Property.

(a) Schedule 3.5(a)(i) sets forth a list of all Intellectual Property registrations and applications owned by Seller Parties included in the Purchased Assets, other than the Patents and Patent applications, registered Copyrights and all registered Trademarks (and Trademarks for which applications for registration have been filed) that are included in the Purchased Assets (which are set forth on Schedule 3.5(a)(ii)). Schedule 3.5(a)(ii) lists all of the Patents and Patent applications, registered Copyrights and all registered Trademarks (and Trademarks for which applications for registration have been filed) that are included in the Purchased Assets and owned by Seller Parties as of the date of this Agreement. Schedule 3.5(a)(iii) lists all invention disclosures included in Seller Intellectual Property and owned by Seller Parties or invented by any of Seller Parties’ respective officers, managers, directors, employees, contractors or consultants and which have not been disclosed in a Patent applications listed on Schedule 3.5(a)(ii). All Schedules referred to in this Section 3.5(a) are subject to updating pursuant to Section 2.5(c), provided that in no event shall any such update alter, modify or effect the rights and remedies of Buyer under Article VII of this Agreement.

(b) All Seller Intellectual Property is in good standing and all Patents, registered Trademarks and registered Copyrights included in Seller Intellectual Property are subsisting, valid and enforceable (or in the case of applications for Patents, are pending and in force). Each Seller Party has no Knowledge that any issued Patents, registered Trademarks and registered Copyrights included in Seller Intellectual Property and existing as of the date hereof are invalid or unenforceable. True, complete and correct copies of the complete file wrappers, including assignments from all listed inventors, of each Patent included in Seller Intellectual Property have been provided by Seller Parent to Buyer and all Inventions and Information, other than information that is subject to the attorney-client privilege, has been provided by Seller

Parent to Buyer. With respect to the Intellectual Property set forth on Schedules 3.5(a)(i), 3.5(a)(ii) and 3.5(a)(iii), to the Seller Parent’s Knowledge, there have been no material misrepresentations or concealment of any material information to the U.S. Patent and Trademark Office or other applicable Governmental Authority, or in connection with the prosecution of such Patents, in violation of 37 C.F.R. Section 1.56 or similar disclosure requirements. Each Seller Party has disclosed to Buyer all prior art or other documents that should, to such Seller Party’s Knowledge, be filed in compliance with the requirements of 37 C.F.R. Section 1.56 or similar disclosure requirements with regard to Seller Intellectual Property. No Seller Party has granted any right, title, liens or interest to any Person to Seller Intellectual Property. All steps necessary to maintain Seller Intellectual Property, including the payment when due of all maintenance fees and annuities and the filing of all necessary renewals, statements and certifications have been taken. To the Knowledge of Seller Parent, none of the trade secrets, know-how rights or registered Copyrights included in Seller Intellectual Property is jointly owned with any Person. No current or former officer, manager, director or employee of any Seller Party, and to Seller Parent’s Knowledge, no stockholder, consultant or independent contractor of any Seller Party, has any right, title or interest in, to or under any Seller Intellectual Property that has not been fully assigned to a Seller Party. Each Seller Party owns, or otherwise possesses legally enforceable rights to use, all Seller Intellectual Property, and all such ownership interests and rights shall be conveyed to Buyer at the Closing. To the Seller Parent’s Knowledge, the Seller Intellectual Property collectively constitutes all of the Intellectual Property necessary to enable Seller Parties to research, manufacture, develop, use, offer to sell, import, commercialize or otherwise Exploit the Technology as currently done so. Except as set forth in Schedule 3.5(b), no Seller Party has granted, licensed or conveyed to any third party, pursuant to any Contract or other arrangement, any license, sub-license, or other right, title or interest in, to or under any Seller Intellectual Property. No Seller Party is subject to any Contract that restricts the use, transfer, delivery or licensing of Seller Intellectual Property. There are no outstanding obligations to pay any material amounts or provide other material consideration to any other person in connection with any Seller Intellectual Property.

(c) No Person has challenged or is challenging or is threatening to challenge in writing to a Seller Party the right, title or interest of a Seller Party in, to or under Seller Intellectual Property, or the validity, enforceability, claim construction (with respect to issued Patents), or the scope of proposed claims (with respect to applications for Patents and only to the extent such third party is not a Governmental Authority), of any Patents included in Seller Intellectual Property. To the Seller Parent’s Knowledge, no Person is orally challenging or is orally threatening to challenge or has orally challenged to a Seller Party, the right, title or interest of a Seller Party in, to or under Seller Intellectual Property, or the validity, enforceability, claim construction (with respect to issued Patents), or the scope of proposed claims (with respect to applications for Patents and only to the extent such third party is not a Governmental Authority), of any Patents included in Seller Intellectual Property. No Person has asserted, is asserting or is threatening to assert in writing to a Seller Party, or, to Seller Parent’s Knowledge, has asserted, is asserting, or is threatening to assert in writing, a claim against a Seller Party or any other Person which would materially and adversely affect the ownership rights of a Seller Party in, under or to (i) any Seller Intellectual Property or (ii) any Contract under which a Seller Party has any right, title or interest in, under or to any of Seller Intellectual Property. To the Seller Parent’s Knowledge, no Person is orally asserting, is orally threatening to assert or has orally asserted a claim against a Seller Party or any other Person which would materially and adversely affect the ownership rights of a Seller Party in, under or to (i) any Seller Intellectual Property or (ii) any Contract under which a Seller Party has any right, title or interest in, under or to any of Seller Intellectual Property. To Seller Parent’s Knowledge, the research, manufacture, development, use, sale, offering for sale, importing, commercialization and other Exploitation of the Technology, whether currently under development or not, does not and will not infringe, constitute contributory infringement, inducement to infringe, misappropriation or unlawful use of Intellectual Property of any other Person, and no Seller Party has received any written notice or other written communication asserting any of the foregoing that remains unresolved. To Seller Parent’s Knowledge, no Seller Intellectual Property is being infringed or misappropriated by any third party.

(d) Each Seller Party has put in place reasonable and usual policies and procedures to protect and maintain the confidentiality of the trade secrets, proprietary know-how, and other proprietary, non-public information included in Seller Intellectual Property. To Seller Parent’s Knowledge, all current and former consultants to and independent contractors of Seller Parties who have contributed in a material manner to the creation or development of any Seller Intellectual Property have executed and delivered to one or both Seller Parties an agreement regarding the protection of proprietary information and the assignment to such Seller Party of any Intellectual Property arising from the services performed for such Seller Party by such Persons. To Seller Parent’s Knowledge, all employees and consultants who contributed to the discovery or development of any Seller Intellectual Property did so either (i) within the scope of their employment such that, in accordance with Applicable Law, all Intellectual Property arising therefrom became the exclusive property of a Seller Party or is validly licensed to a Seller Party or (ii) pursuant to written agreements assigning all Intellectual Property arising therefrom to a Seller Party (or the owner thereof with respect to Intellectual Property licensed to a Seller Party) and such assignment documents have been duly filed in all relevant patent offices. To Seller Parent’s Knowledge, no current employee or independent contractor of a Seller Party is in violation of any term of any patent disclosure agreement or employment contract or any other Contract to the relationship of any such employee or independent contractor with a Seller Party with respect to the Exploitation of the Technology.

(e) With respect to any Seller Intellectual Property, no material action has been taken or has failed to be taken that reasonably would be expected to result in the abandonment, cancellation, forfeiture, relinquishment, invalidation or unenforceability of any of such Seller Intellectual Property (including failure to pay required fees associated with registrations or maintenance of such Seller Intellectual Property; failure to disclose any known material prior art in connection with the prosecution of patent applications with respect to the Patents; or failure to make timely post-registration filing of affidavits of use and incontestability and renewal applications in the case of registered Trademarks); and no material Trade Secret of a Seller Party has been disclosed or authorized to be disclosed to any Person not subject to confidentiality obligations to such Seller Party, and, to Seller Parent’s Knowledge, no party to a nondisclosure agreement with a Seller Party with respect to the Exploitation of the Technology is in breach or default thereof.

(f) To Seller Parent’s Knowledge, in connection with the Exploitation of the Technology, neither of the Seller Parties have infringed upon, misappropriated, violated, diluted, or used without authorization, any Intellectual Property or personal information of any Person that constitutes unfair competition or trade practices under the laws of any jurisdiction, and has not engaged in unfair competition or trade practices under the laws of any jurisdiction. Neither of the Seller Parties has received any written or oral notice or claim asserting that any such infringement, misappropriation, violation, dilution or unauthorized use, unfair competition or trade practices is occurring or has occurred in connection with the Exploitation of the Technology.

Section 3.6. Compliance with Applicable Law; Permits. Schedule 3.6(a) sets forth a true, accurate and complete list of all of the Permits held by a Seller Party or any of their respective Affiliates. The Permits set forth on Schedule 3.6(a) have been issued to the Seller Parties or their respective Affiliates and constitute all Permits of every character whatsoever that are required by Applicable Law or Governmental Authorities for the lawful conduct of the Exploitation of the Technology as currently undertaken by the Seller Parties or their respective Affiliates and the lawful ownership of the Purchased Assets. To the Seller Parent’s Knowledge, each of the Seller Parties is in compliance in all material respects with the terms of all of the Permits, each Permit is in full force and effect, and no violations are or have been recorded in respect thereof. Except as set forth on Schedule 3.6(b), Buyer will succeed to all right, title and interest of Seller Parties (or their respective Affiliate, as applicable) under each Permit without the necessity to obtain any Consents. To the Seller Parent’s Knowledge, no Action is pending or, threatened to cancel, suspend, revoke or limit any of the Permits and, to the Seller Parent’s Knowledge, there is no basis for any such Action.

Section 3.7. Assumed Contracts. Other than the Assumed Contracts, the License Agreements, this Agreement and the Related Documents, none of the Seller Parties is a party to or bound by any Contract relating to the Exploitation of the Technology under which Buyer will have any liability or other obligation after the Closing. Each Assumed Contract is a valid and binding agreement of a Seller Party and is in full force and effect, constitutes a valid, binding and enforceable obligation of such Seller and, to the Knowledge of Seller Parent, each other party thereto (subject to applicable bankruptcy, insolvency, moratorium, reorganization, fraudulent conveyance or similar laws affecting the enforcement of creditors’ rights generally and to general equitable principles). Seller Parties or, to the Knowledge of the Seller Parent, any other party thereto are not in default or breach in any respect under the material terms of any such Contract. Seller Parent has made available to Buyer prior to the date hereof accurate and complete copies of each Assumed Contract (including all amendments and other modifications thereto).

Section 3.8. Litigation. Except as set forth on Schedule 3.8(a), there is no Action pending, or to Seller Parent’s Knowledge, threatened before any Governmental Authority, and there is no claim, investigation or administrative action of any Governmental Authority pending, or to Seller Parent’s Knowledge, threatened, that affects either of the Seller Parties, the Exploitation of the Technology or the Purchased Assets or that could reasonably be expected to result in restraining, enjoining or otherwise preventing the completion by Seller Parties of the transactions contemplated by this Agreement or the Related Documents. Except as set forth on Schedule 3.8(b), there is no outstanding Order of any Governmental Authority against a Seller Party relating to the Exploitation of the Technology or the Purchased Assets or that adversely affects or delays the ability of Seller Parties to perform their respective obligations hereunder or under any Related Document.

Section 3.9. Taxes.

(a) All Tax Returns required to be filed by a Seller Party or its Affiliates with respect to the Purchased Assets or the Exploitation of the Technology have been timely filed and each such Tax Return is accurate and complete. Each Seller Party (and each of its Affiliates, as applicable) has timely paid all Taxes, including all withholding Taxes that will have been required to be paid by it, the non-payment of which would result in a Lien on any Purchased Asset, would otherwise adversely affect the Exploitation of the Technology or would result in Buyer becoming liable or responsible therefor.

(b) In the two year period prior to the date hereof, no Governmental Authority has ever proposed formally in writing to make or has ever made any material adjustment with respect to Taxes primarily attributable to the Purchased Assets or the Exploitation of the Technology and there is not, and there has never been, any dispute or claim concerning any liability for Taxes with respect to the Purchased Assets or the Exploitation of the Technology. None of the Seller Parties and any of their respective Affiliates have waived (or are subject to a waiver of) any statute of limitations in respect of any material Taxes or has agreed to (or is subject to) any extension of time with respect to a material Tax assessment or deficiency with respect to the Purchased Assets or the Exploitation of the Technology.

(c) No Seller Party has ever been engaged in a trade or business in the United States, for U.S. federal or relevant state or local income tax purposes. Each of the Seller Parties is and has always been a non-United States corporation for U.S. federal income tax purposes. The Purchased Assets do not include any “section 197 intangible” that was held or used by any Seller Party or any “related person”, as such terms are defined in Section 197 of the Code, before January 1, 1995.

Section 3.10. Inventory.

(a) To the knowledge of the Seller Parent, all of the Inventory (i) was produced or manufactured in accordance with the specifications for the Compounds as set forth in the Regulatory Documentation, Good Manufacturing Practices and Good Laboratory Practices and in compliance with Applicable Law (in each case, to the extent as required to be thereunder), and (ii) is not adulterated or misbranded and is of suitable quality.

(b) To the knowledge of Seller Parent, to the extent that the Inventory contains raw materials and works-in-progress, such raw materials and works-in-progress (i) are of good manufacturing quality, (ii) have not been adulterated or misbranded, and (iii) have been manufactured, handled, maintained, packaged and stored at all times in accordance with the specifications set forth in the relevant Regulatory Documentation, in compliance with Applicable Law and current Good Manufacturing Practices, and in substantial compliance with all requirements of relevant Governmental Authorities.

Section 3.11. Regulatory Matters.

(a) Seller Parties and their respective Affiliates, if applicable, have conducted all activities related to the Purchased Assets in accordance with good clinical and good laboratory practices and other Applicable Law.

(b) No Governmental Authority has notified in writing any Seller Party or their respective Affiliates, and Seller Parent is not otherwise aware, that the Purchased Assets and any activities related thereto are in violation of any Applicable Law or the subject of any investigation. None of the Seller Parties and any of their respective Affiliates is aware of any circumstances currently existing which would reasonably be expected to lead to an adverse effect on the acceptance, or the subsequent approval, by any Regulatory Authority of any filing, application or request for Regulatory Approval.

(c) Seller Parent has made available, or has caused its Affiliates to make available, to Buyer all Regulatory Documentation, Seller Know-How and any other data, clinical studies, pre-clinical studies and other Information and Inventions in a Seller Party’s or their respective Affiliates’ possession or Control regarding or related to any Compound or any Improvement thereto or the Purchased Assets. All such Regulatory Documentation, Seller Know-How and other Information and Inventions were and are, to the extent applicable, true, complete and correct at such time and as of the Closing. Each Seller Party has prepared, maintained and retained all Regulatory Documentation that is required to be maintained or reported pursuant to and in accordance with good laboratory and clinical practices and other Applicable Law and all such information is true, complete and correct and what it purports to be.

(d) At the Closing, each Seller Party and their respective Affiliates shall have assigned to Buyer all of their and their respective Affiliates’ right, title and interest in and to all Regulatory Documentation, including, to the extent permitted by Applicable Law, all Regulatory Approvals, Controlled by each Seller Party or their respective Affiliates at any time prior to the Closing Date.

Section 3.12. Brokers. No agent, broker, firm or other Person acting on behalf, or under the authority, of any Seller Party is or will be entitled to any broker’s or finder’s fee or any other commission in connection with any of the transactions contemplated hereby.

Section 3.13. Solvency.

(a) No proceedings have been brought or threatened or procedure commenced for the purpose of winding up a Seller Party (or any of their respective Affiliates) or placing a Seller Party (or any of their respective Affiliates) under administration.

(b) None of the Seller Parties and any of their respective Affiliates is affected by an Insolvency Event.

(c) Neither the execution of this Agreement nor Closing nor any other transaction which this Agreement contemplates will result in any Seller Party (or any of their respective Affiliates) being affected by an Insolvency Event.

(d) Neither execution of this Agreement nor Closing nor any other transaction which this Agreement contemplates will be or become a transaction which is voidable under part 5.7B of the Corporations Act).

(e) There is no circumstance which could make this agreement or any transaction contemplated by it void, voidable or unenforceable under any Applicable Law about insolvency.

Section 3.14. Disclosure. No representation or warranty of a Seller Party contained in this Agreement or the Related Documents, and none of the statements or information contained in any other document, certificate, schedule, exhibit, annex, list or other writing furnished to Buyer, contains any untrue statement of a material fact or omits to state a material fact necessary to make the statement contained herein or therein not misleading.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer represents and warrants to Seller that each statement contained in this Article IV is true and correct as of the date hereof and will be true and correct as of the Closing Date:

Section 4.1. Organization, Standing and Power. Buyer is a corporation, validly existing and in good standing under the laws of the State of Delaware and has all requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted.

Section 4.2. Authority; Binding Agreements. Except for the Buyer Shareholder Approval, the execution and delivery by Buyer of this Agreement and the Related Documents to which it is or will become a party and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary action on the part of Buyer. Buyer has all requisite power and authority to enter into this Agreement and the Related Documents to which it is or will become a party and, except for the Buyer Shareholder Approval, to consummate the transactions contemplated hereby and thereby, and this Agreement and such Related Documents have been, or upon execution and delivery thereof will be, duly executed and delivered by Buyer. This Agreement and the Related Documents to which Buyer is or will become a party are, or upon execution and delivery thereof will be, the valid and binding obligations of Buyer, enforceable against Buyer in accordance with their respective terms.

Section 4.3. Conflicts; Consents. Except for the Buyer Shareholder Approval, the execution and delivery by Buyer of this Agreement and the Related Documents to which it is or will become a party, the consummation of the transactions contemplated hereby and thereby and compliance by Buyer with the provisions hereof and thereof do not and will not (a) conflict with or result in a breach of the certificate of incorporation or bylaws of Buyer, (b) violate any Applicable Law with respect to Buyer or Buyer’s properties or assets, or (c) except for the requirements listed in Schedule 4.3, require the Consent of, or any notification to or filing with, any Governmental Authority.

Section 4.4. Preferred Shares; Conversion Shares. When issued and delivered pursuant to this Agreement, the Preferred Shares will be duly and validly issued and fully paid and non-assessable. The Conversion Shares have been duly authorized and reserved for upon conversion of the Preferred Shares and when so issued will be fully paid and non-assessable.

Section 4.5. Brokers. Except for Oracle Capital Advisors LLC whose fees are being solely met by Buyer, no agent, broker, investment banker, firm or other Person acting on behalf, or under the authority, of Buyer is or will be entitled to any broker’s or finder’s fee or any other commission or similar fee directly or indirectly from Seller or its Affiliates in connection with any of the transactions contemplated hereby.

ARTICLE V

ADDITIONAL AGREEMENTS

Section 5.1. Preservation of the Purchased Assets. During the period from the date hereof until the earlier of the Closing and the termination of this Agreement in accordance with Section 8.1, except as set forth on Schedule 5.1 or except as consented to by Buyer or expressly permitted under this Agreement, Seller Parent and Seller shall not, and will not permit their respective Affiliates to (as applicable):

(a) incur, assume or guaranty any Indebtedness that would constitute an Assumed Liability;

(b) terminate or amend any Assumed Contract or give any consent, grant a material waiver or exercise any material right thereunder;

(c) sell, lease, license, mortgage, pledge or permit any Lien on any Purchased Assets;

(d) acquire, by merger or purchase all or a substantial portion of the assets or stock of or otherwise, any business or entity, which would constitute a Purchased Asset or Assumed Liability, or enter into any joint venture, partnership or other similar arrangement relating to the Purchased Assets;

(e) fail to pay any maintenance fees by the due date therefor with respect to any of the Purchased Asset;

(f) fail to respond to any office action issued by a patent office that is due with respect to any of the Purchased Assets;

(g) with respect to any Purchased Assets or the Exploitation of the Technology, (i) make or modify any material election relating to Taxes, (ii) settle, compromise or consent to the entry of a judgment with respect to any liability for Taxes, (iii) modify a Tax accounting method, or (iv) amend any Tax Return, which would result in a Lien on any Purchased Asset, would otherwise adversely affect the Exploitation of the Technology or would result in Buyer becoming liable therefor;

(h) grant any licenses, or extend any expiring licenses, to anyone under any Purchased Asset; or

(i) agree in writing to take any of the foregoing actions.

Section 5.2. Obligation to Consummate Transaction. Each of the parties hereto agrees to use all commercially reasonable efforts to take, or cause to be taken, all action, and to do, or cause to be done, all things necessary, proper or advisable to the extent permissible under Applicable Law, to consummate and make effective the transactions contemplated by this Agreement and the Related Documents as expeditiously as practicable and to ensure that the conditions set forth in Article VI are satisfied, insofar as such matters are within the control of either of them.

Section 5.3. Registration; Shareholder Approval; Seller Shareholder Approval.

(a) As promptly as practicable following the date of this Agreement and in connection with the Special Meeting to be held within 90 days of the date hereof and the Seller Shareholder Approval, Buyer and Seller Parent shall jointly prepare and Buyer shall cause to be filed with the SEC a joint proxy statement to be sent to the stockholders of each of Buyer and Seller Parent relating to the Special Meeting and the Seller Shareholder Approval (together with any amendments or supplements thereto, the “Joint Proxy Statement”) including the prospectus with respect to the Preferred Shares and Conversion Shares on Form S-4, and Buyer shall use its commercially reasonable efforts to have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing. Seller Parent shall furnish to Buyer all information required to be included in the Joint Proxy Statement and the Form S-4 concerning it and its Affiliates, and provide such other assistance, as may be reasonably requested in connection with the preparation, filing and distribution of the Form S-4 and Joint Proxy Statement. Buyer shall notify Seller Parent upon the receipt of any comments from the SEC or any request from the SEC for amendments or supplements to the Form S-4 or Joint Proxy Statement and Buyer shall use commercially reasonable efforts to respond as promptly as practicable to any comments from the SEC with respect to the Form S-4 or Joint Proxy Statement. Buyer shall advise Seller Parent, promptly after receipt of notice thereof, of the time of effectiveness of the Form S-4, the issuance of any stop order relating thereto or the suspension of the qualification of the Preferred Shares or Conversion Shares for offering or sale in any jurisdiction, and Buyer shall use its commercially reasonable efforts to have any such stop order or suspension lifted, reversed or otherwise terminated. Buyer shall consult with Seller Parent in good faith regarding the contents of the Form S-4, any amendment thereto and any response to SEC comments including providing Seller Parent with adequate time to review and comment on drafts of any such filing or submission. Buyer shall be responsible for and shall pay the first $37,000 of all fees and expenses incident to the preparation and filing of the Form S-4. Seller Parent shall reimburse Buyer for the next $150,000 of all fees and expenses incident to the preparation and filing of the Form S-4 by Buyer. Buyer and Buyer alone shall be responsible for any fees and expenses additional to those previously mentioned incident to the preparation and filing of the Form S-4. The fees and expenses referred to in the foregoing three sentences shall include (i) all registration and filing fees (including fees and expenses (A) with respect to filings required to be made with the securities exchange on which the Common Stock are then listed for trading and (B) in compliance with applicable state securities or Blue Sky laws reasonably requested by Seller Parent and reasonably agreed to by Buyer in writing (including fees and disbursements of counsel for the Company in connection with Blue Sky qualifications or exemptions of the Conversion Shares and determination of the eligibility of the Preferred Shares for investment under the laws of such jurisdictions as reasonably requested by Seller Parent); (ii) printing expenses (including expenses of printing prospectuses for Seller Parent if the printing of prospectuses is reasonably requested by Seller Parent); (iii) messenger, telephone and delivery expenses; (iv) fees and disbursements of counsel for the Buyer; and (v) fees and expenses of all other Persons retained by Buyer in connection with the preparation and filing of Form S-4.

(b) If prior to the Closing Date, any event occurs with respect to Seller Parent or any Affiliate or subsidiary of Seller Parent, or any change occurs with respect to other information supplied by Seller Parent for inclusion in the Joint Proxy Statement or the Form S-4, which is required to be described in an amendment of, or a supplement to, the Joint Proxy Statement or the Form S-4, Seller Parent shall promptly notify Buyer of such event, and Seller Parent and Buyer shall cooperate in the prompt filing by Buyer with the SEC of any necessary amendment or supplement to the Joint Proxy Statement or the Form S-4 and, as required by Applicable Law, in disseminating the information contained in such amendment or supplement to Buyer’s stockholders and Seller Parent’s stockholders.

(c) If prior to the Closing Date, any event occurs with respect to Buyer or any Affiliate or subsidiary of Buyer, or any change occurs with respect to other information supplied by Buyer for inclusion in the Joint Proxy Statement or the Form S-4, which is required to be described in an amendment of, or a supplement to, the Joint Proxy Statement or the Form S-4, Buyer shall promptly notify Seller Parent of such event, and Buyer and Seller Parent shall cooperate in the prompt filing by Buyer with the SEC of any necessary amendment or supplement to the Joint Proxy Statement or the Form S-4 and, as required by Law, in disseminating the information contained in such amendment or supplement to Buyer’s stockholders and Seller Parent’s stockholders.

(d) Buyer shall, within 90 following the date of this Agreement and subject to the Form S-4 containing the Joint Proxy Statement being declared effective under the Securities Act, duly call, give notice of, convene and hold the Special Meeting for the purpose of seeking the Buyer Shareholder Approval. Buyer shall use its commercially reasonable efforts to cause the Joint Proxy Statement to be mailed to Buyer’s stockholders. The agenda for the Special Meeting shall include the Buyer Shareholder Approval and any other proposals approved by the Board of Directors of Buyer.

(e) Promptly following the execution of this Agreement, Seller Parent shall take all actions necessary to obtain the Seller Shareholder Approval. Buyer shall reasonably cooperate with Seller Parent as reasonably requested by Seller Parent in furtherance of its obligations pursuant to the immediately preceding sentence, provided, that in no event shall Buyer be required to incur any expenses or out-of-pocket costs in connection therewith.

Section 5.4. Confidentiality; Non-Compete.

(a) At all times after the date hereof, each Seller Party will treat as confidential and will safeguard any and all information, Knowledge and data related to the Exploitation of the Technology or included in the Purchased Assets, by using the same degree of care, but no less than a reasonable standard of care, to prevent the unauthorized use, dissemination or disclosure of such information, Knowledge and data as the most protective one used by Seller Parties in the protection of their respective proprietary information.

(b) At all times after the date hereof, Buyer will treat as confidential and will safeguard any and all information, Knowledge or data relating to the business of Seller Parent and its Affiliates that has become or becomes known to such Buyer as a result of the transactions contemplated by this Agreement, or such Buyer’s due diligence investigations in connection therewith, except in each case as otherwise agreed to by Seller in writing; provided, however, that after the Closing Buyer will not be bound under this provision with respect to information exclusively related to the Exploitation of the Technology, Purchased Assets or Assumed Liabilities. With respect to all such information, Knowledge or data, (i) Buyer will use the same degree of care, but no less than a reasonable standard of care, to prevent the unauthorized use, dissemination or disclosure of such information, Knowledge and data as Buyer uses in the protection of other proprietary information of Buyer, and (ii) nothing contained in this Section 5.4(b) will prevent the disclosure of any such information, Knowledge or data to any directors, officers, employees, agents and representatives of Buyer to whom such disclosure is necessary or desirable in the conduct of the Exploitation of the Technology if such Persons are informed by Buyer of the confidential nature of such information and are directed by such Buyer to comply with the provisions of this Section 5.4(b).

(c) Nothing contained in this Section 5.4 will in any way restrict or impair the right of each Seller Party, on the one hand, and Buyer, on the other hand, or their respective Affiliates (collectively, the “Receiving Party”) to use, disclose or otherwise deal with information which: (i) is or becomes a matter of public Knowledge through no fault of the Receiving Party; (ii) is rightfully received by the Receiving Party from a Person having no duty of confidentiality to the other party or its Affiliates (collectively, the “Disclosing Party”); (iii) is disclosed as required by any Applicable Law after reasonable prior notice to the Disclosing Party; or (iv) is disclosed by the Receiving Party with the Disclosing Party’s prior written consent. The Receiving Party will have the burden of proving the applicability of any provision of this Section 5.4(c) to any particular set of facts.

(d) Each Seller Party acknowledges its possession of confidential or proprietary information regarding the Exploitation of the Technology and the Purchased Assets and the highly competitive nature of the Exploitation of the Technology and, accordingly, agrees that, in consideration of Buyer’s entering into this Agreement and the other transactions contemplated hereby and the premises contained herein, including the issuance of the Preferred Shares and the assumption of the Assumed Liabilities as provided hereunder, for a period commencing on the Closing Date and ending on the fifth anniversary thereof, neither Seller Party nor any of their respective Affiliates (now existing or hereafter incorporated, formed or otherwise organized) shall, directly or indirectly, for any reason whatsoever, either individually or as a member, shareholder, partner, agent or principal of another business firm (unless acting pursuant hereto or with the prior written consent of Buyer which consent may be withheld in Buyer’s sole discretion) (i) directly or indirectly, Exploit in the Territory any Compounds, or any Improvements thereto or derivatives thereof, as applicable, or any pharmaceutical product containing any of the foregoing as an active ingredient that has therapeutic, prophylactic or diagnostic activity in the Field, or (ii) license or authorize any other Person to do the same. Each Seller Party acknowledges and agrees that the provisions of this Section 5.4(d) are necessary and reasonable to protect Buyer in the conduct of the Exploitation of the Technology and are a material inducement to Buyer’s execution and delivery of this Agreement. If the restrictions against engaging in competition contained in this Section 5.4(d) are determined in accordance with Section 8.2 to be unenforceable by reason of its extending for too great a period of time or over too great a geographical area or by reason of its being too extensive in any other respect, this Section 5.4(d) shall be interpreted to extend only over the maximum period of time for which it may be enforceable and over the maximum geographical areas as to which it may be enforceable and to the maximum extent in all other respects as to which it may be enforceable all as determined in accordance with Section 8.2.

(e) Each Seller Party acknowledges and agrees that a breach of this Section 5.4 will cause irreparable damage and great loss to Buyer or its Affiliates, the exact amount of which will be difficult to ascertain, and that the remedies at law for any such breach will be inadequate. Accordingly, Seller acknowledges and agrees that in the event of such a breach, Buyer shall be entitled to equitable relief, including injunctive relief, without posting bond or other security and without a showing of the inadequacy of monetary damages as a remedy.

Section 5.5. Restriction on Transfer. Without the prior written consent of Buyer, Seller Parent shall not directly or indirectly (a) transfer, sell, assign, pledge, convey, hypothecate or otherwise encumber or dispose of any of the Preferred Shares or (b) lend, hypothecate or permit any custodian to lend or hypothecate any of the Preferred Shares (the actions referred to in clauses (a) and (b), each a “Transfer”). Subject to extension pursuant to Section 7.7, until June 30, 2011, without the prior written consent of Buyer, Seller Parent shall not directly or indirectly Transfer any of the Conversion Shares. For the avoidance of doubt, conversion of the Preferred Shares for Conversion Shares in accordance with the terms of this Agreement and the Certificate of Designation shall not be deemed a breach of this Section 5.5.

Section 5.6. Legend. Seller Parent agrees that all certificates or other instruments representing the Preferred Shares shall bear a legend substantially to the following effect:

“THE SECURITIES REPRESENTED BY THIS INSTRUMENT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF ANY STATE AND MAY NOT BE TRANSFERRED, SOLD OR OTHERWISE DISPOSED OF EXCEPT WHILE A REGISTRATION STATEMENT RELATING THERETO IS IN EFFECT UNDER SUCH ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER SUCH ACT OR SUCH LAWS. THIS INSTRUMENT IS ISSUED PURSUANT TO AND SUBJECT TO THE ASSET PURCHASE AGREEMENT, DATED DECEMBER , 2010, BETWEEN THE ISSUER OF THESE SECURITIES AND THE COUNTER-PARTIES REFERRED TO THEREIN, A COPY OF WHICH IS ON FILE WITH THE ISSUER. THE SECURITIES REPRESENTED BY THIS INSTRUMENT MAY NOT BE SOLD OR OTHERWISE TRANSFERRED EXCEPT IN COMPLIANCE WITH SAID AGREEMENT. ANY SALE OR OTHER TRANSFER NOT IN COMPLIANCE WITH SAID AGREEMENT WILL BE VOID.”

Following any conversion, Buyer shall issue new certificates or other instruments representing the Conversion Shares, which shall not contain such portion of the above legend that is no longer applicable; provided, that Seller Parent surrenders to Buyer the previously issued certificates or other instruments.

Section 5.7. Certain Tax Matters.

(a) Transfer Taxes. All recordation, transfer, documentary, excise, sales, value added, use, stamp, conveyance or other similar Taxes, duties or governmental charges, and all recording or filing fees or similar costs, imposed or levied by reason of, in connection with or attributable to this Agreement and the Related Documents or the transactions contemplated hereby and thereby (collectively, “Transfer Taxes”) shall be borne by Buyer.

(b) Tax Withholding. Buyer and Seller Parent agree that all payments under this Agreement will be made without any deduction or withholding for or on account of any Taxes or other amounts unless required by Applicable Law. In the event Buyer determines that it is required under Applicable Law to withhold and pay any Tax to any revenue authority in respect of any payments made to Seller Parties, the amount of such Tax shall be deducted by Buyer and paid to the relevant revenue authority, and Buyer shall notify Seller Parties thereof and shall promptly furnish to Seller Parties all copies of any Tax certificate or other documentation evidencing such withholding. Buyer shall not be required to pay any additional amounts to Seller Parties in respect of any amounts paid to any revenue authority pursuant to the immediately preceding sentence. In the event that any withholding Tax shall subsequently be found to be due, payment of such Tax shall be the responsibility of Seller Parties. The parties agree to reasonably cooperate with each other, including by completing or filing documents required under the provisions of any applicable income tax treaty or Applicable Law, to claim any applicable exemption from, or reduction of, any such applicable Taxes.

(c) Cooperation and Exchange of Information. Each of Seller Parent and Buyer shall (i) provide the other with such assistance as may reasonably be requested by the other party in connection with the preparation of any Tax Return, audit or other examination by any taxing authority or Action relating to liability for Taxes in connection with the Exploitation of the Technology or the Purchased Assets, (ii) retain and provide the other with any records or other information that may be relevant to such Tax Return, audit or examination, Action or determination, and (iii) provide the other with any final determination of any such audit or examination, Action or determination that affects any amount required to be shown on any Tax Return of the other for any period.

(d) Survival of Covenants. The covenants contained in this Section 5.7 shall survive until 30 days after the expiration of the applicable statute of limitations (including extensions thereof).

Section 5.8. Press Releases and Public Announcement. Neither Buyer nor any Seller Party will issue any press release or make any public announcement relating to this Agreement or the other transactions contemplated by this Agreement without the prior written approval of the other; provided, that each party may issue any such press release or make such public announcement it believes in good faith is required to be made by Applicable Law or any applicable rule or regulation promulgated by any applicable securities exchange after consultation with legal counsel, in which case the disclosing party will use its commercially reasonable efforts to advise and consult with the other party regarding any such press release or other announcement prior to making any such disclosure.

Section 5.9. Cooperation in Patent Maintenance. From and after the Closing Date, Seller Parties shall, at Buyer’s expense for Seller Parties’ reasonable and verifiable out-of-pocket costs and expenses, use reasonable endeavors to cooperate and assist Buyer with the filing, prosecution, defense and enforcement of any Patents that are included in the Purchased Assets or that claim or cover any Information and Inventions included therein, including by providing access to inventors and other persons familiar with the conception and reduction to practice of any Information and Inventions included within the Purchased Assets.

Section 5.10. Expenses. Except as expressly set forth herein, each of Seller Party and Buyer shall bear its own costs and expenses incurred in connection with this Agreement and transactions contemplated hereby.

Section 5.11. Patent Recordation Costs. At the Closing, Seller Parent shall wire in immediately available funds to an account and based on instructions delivered in writing by Buyer to Seller Parent at least three Business Days prior to the Closing Date an aggregate amount of $50,000 (such amount, the “Patent Recording Contribution”). In consideration of the Patent Recording Contribution, Buyer hereby acknowledges that the recordation and transfer fees with respect to the recordation of the assignment of the Seller Patent Rights (including foreign associate charges, legalization fees, and patent office charges associated with recording the assignment of the Seller Patent Rights) post-Closing shall be borne entirely by Buyer.

Section 5.12. Required Approvals and Consents. As soon as reasonably practicable, but in any event, no later than 10 Business Days after the date of this Agreement, Seller Parties shall make all filings required to be made by Seller Parties in order to consummate the transactions contemplated herein. The parties shall also cooperate with each other with respect to all filings that Buyer elects to make. Seller Parties shall use commercially reasonable efforts to obtain all Consents, in accordance with their obligations under Section 2.5, required to effect the assignment of the Assumed Contracts and Permits to Buyer.

Section 5.13. Termination of License Agreements. Buyer and Seller Parties shall terminate the License Agreements with such termination being effective as of the Closing Date, and neither Buyer nor any Seller Party nor any of their respective Affiliates shall be required to pay any termination or similar fee or make any other payment or incur any other liability in connection therewith (other than as set forth in this Agreement).

Section 5.14. Option; Acceleration of Conversion.

(a) Effective immediately upon the Closing, Seller Parent hereby grants to Buyer an option to purchase in a single transaction all of the Preferred Shares held by Seller Parent that have not been duly converted into Conversion Shares (the “Option”). The aggregate exercise price of the Option shall be $12,000,000 in cash (the “Option Price”) for all of the Preferred Shares and, where a portion of the Preferred Shares have been converted to Conversion

Shares, such exercise price for a portion of the Preferred Shares shall be a pro-rata portion of the Option Price. Buyer shall execute all and deliver instruments, documents and other agreements, as may be agreed upon by Buyer and Seller Parent, in connection therewith.

(b) Upon the earlier of (i) the fifth anniversary of the Closing Date and (ii) a Change in Control, all unconverted Preferred Shares outstanding shall automatically convert into shares of Common Stock and become Conversion Shares in accordance with the terms regarding conversion rates of the Preferred Shares set forth in Section 2.1(c). “Change in Control” means the occurrence of any one of the following events: (x) any “person” (as such term is defined in Section 3(a)(9) of the Exchange Act and as used in Sections 13(d)(3) and 14(d)(2) of the Exchange Act) is or becomes a “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of Seller Parent representing 50% or more of the combined voting power of Seller Parent’s then-outstanding securities eligible to vote for the election of Seller Parent’s directors; (y) the consummation of a merger, statutory share exchange or similar form of corporate transaction involving Seller Parent, or (z) the stockholders of Seller Parent approve a plan of complete liquidation or dissolution of Seller Parent or a sale of all or substantially all of Seller Parent’s assets.

Section 5.15. Further Assurances. Seller Parties shall, and shall cause their respective Affiliates to, at any time and from time to time after the Closing Date, upon the request of Buyer, do, execute, acknowledge, deliver and file, or cause to be done, executed, acknowledged, delivered and filed, all such further acts, deeds, transfers, conveyances, assignments or assurances as may be reasonably required for the better transferring, conveying, assigning and assuring to Buyer, or for the aiding and assisting in the reducing to possession by Buyer of, any of the Purchased Assets, or for otherwise carrying out the purposes of this Agreement and the Related Documents and the consummation of the transactions contemplated hereby and thereby.

ARTICLE VI

CONDITIONS PRECEDENT

Section 6.1. Conditions to Obligations of Buyer and Seller Parties. The obligations of Buyer and the Seller Parties to complete the transactions contemplated by this Agreement are subject to the satisfaction at or prior to the Closing of the following conditions:

(a) No Adverse Law; No Injunction. No Applicable Law shall have been enacted, entered, promulgated or enforced by any Governmental Authority that prohibits the consummation of all or any part of the transactions contemplated by this Agreement or the Related Documents, and no Action shall be pending or threatened by any Governmental Authority or other Person seeking any such Order or decree or seeking to recover any damages or obtain other relief as a result of the consummation of such transactions.

(b) Governmental Approvals. All required notifications and filings with any Governmental Authority shall have been made and any waiting periods applicable to the transactions contemplated hereby pursuant to any Applicable Law shall have expired or been terminated.

(c) Buyer Shareholder Approval. The Buyer Shareholder Approval shall have been obtained.

(d) Seller Shareholder Approval. The Seller Shareholder Approval shall have been obtained.

Section 6.2. Conditions to Obligations of Buyer. The obligation of Buyer to complete the transactions contemplated by this Agreement is subject to the satisfaction or waiver by Buyer at or prior to the Closing of the following additional conditions:

(a) Representations and Warranties. The representations and warranties of the Seller Parent contained herein that are qualified by materiality or subject to thresholds shall be true and correct in all respects, and the representations and warranties of the Seller Parent contained herein that are not so qualified shall be true and correct in all material respects, as of the Closing Date.

(b) Covenants. Each Seller Party shall have performed and complied in all material respects with all covenants, agreements and obligations required to be performed or complied with on or prior to the Closing Date.

(c) Officer’s Certificate. Buyer shall have received a certificate, dated as of the Closing Date, duly executed by an authorized executive officer of each Seller Party, certifying with respect to the applicable Seller Party that all of the conditions set forth in Section 6.2(a) and Section 6.2(b) have been satisfied.

(d) No Adverse Law. No Applicable Law shall have been enacted, entered, promulgated or enforced by any Governmental Authority that is in effect and has the effect of prohibiting or limiting, or seeks to prohibit or limit, ownership, manufacture, use or Distribution of the Compounds or the ownership or Exploitation by Buyer of any material portion of the Purchased Assets or the conduct of any material portion of the Exploitation of the Technology or compelling or seeking to compel Buyer to dispose or hold separate any material portion of Buyer’s business or assets as a result of the transactions contemplated hereunder.

(e) Certain Closing Deliveries. Seller Parties shall have delivered or caused to be delivered to Buyer:

(i) duly executed bills of sale and other appropriate documents of transfer, in form and substance reasonably acceptable to Buyer and Seller Parent, transferring to Buyer all Purchased Assets;

(ii) duly executed assignments, in form and substance reasonably acceptable to Buyer and Seller Parent, delivering to Buyer all Seller Intellectual Property (it being understood and agreed that Seller Parties shall also be obligated to deliver jurisdiction-specific assignments, suitable for recordation in the relevant jurisdiction, as promptly as practicable following the Closing pursuant to Sections 2.5(c) and 5.15);

(iii) duly executed assignments or, where necessary, subcontracts, subleases or sublicenses, in form and substance reasonably acceptable to Buyer and Seller Parent, delivering to Buyer all Assumed Contracts;

(iv) such other instruments or documents, in form and substance reasonably acceptable to Seller Parent and Buyer, as may be necessary to effect Closing; and

(v) the Patent Recording Contribution.

(f) Release of Liens. Buyer shall have received, no less than three Business Days prior to the Closing Date, evidence, acceptable to Buyer in its sole discretion, that all Liens on the Purchased Assets have been properly terminated or released on or before the Closing.

Section 6.3. Conditions to Obligations of Seller Parties. The obligation of Seller Parties to consummate the transactions contemplated by this Agreement is subject to the satisfaction or waiver by Seller Parties at or prior to the Closing of the following additional conditions:

(a) Representations and Warranties. The representations and warranties of Buyer contained herein that are qualified by materiality or subject to thresholds shall be true and correct in all respects, and the representations and warranties of Buyer contained herein that are not so qualified shall be true and correct in all material respects, as of the Closing Date.

(b) Covenants. Buyer shall have performed and complied in all material respects with all covenants, agreements and obligations required to be performed or complied with on or prior to the Closing Date.

(c) Officer’s Certificate. Seller Parent shall have received a certificate, dated as of the Closing Date, duly executed by an authorized representative of Buyer, (i) certifying that all of the conditions set forth in Section 6.3(a) and Section 6.3(b) have been satisfied; and (ii) attaching a copy certified by the Secretary of the State of Delaware of the Certificate of Designation, as filed, which shall be in full force and effect.

(d) Certain Closing Deliveries. Buyer shall have delivered or caused to be delivered to Seller Parent:

(i) such duly executed instruments of assumption and other instruments or documents, in form and substance reasonably acceptable to Seller Parent and Buyer, as may be necessary to effect the assumption by Buyer of the Assumed Liabilities and Assumed Contracts;

(ii) such other instruments or documents, in form and substance reasonably acceptable to Seller Parent and Buyer, as may be necessary to effect Closing; and

(iii) An opinion from Buyer’s counsel stating the following as of the Closing Date and subject to customary qualifications:

(1) The Preferred Shares have been duly authorized by Buyer and when delivered to and paid for by Seller Parties in accordance with the terms of the Agreement, are duly and validly issued and fully paid and non-assessable.

(2) The Conversion Shares have been duly authorized and reserved by Buyer and, when issued upon conversion of the Preferred Shares in accordance with the terms of the Certificate of Designation, will be fully paid and non-assessable.

ARTICLE VII

INDEMNIFICATION

Section 7.1. Survival; Expiration.

(a) Notwithstanding any investigation made by or on behalf of Seller Parties or Buyer prior to, on or after the Closing Date, the representations and warranties contained in this Agreement (including the Schedules hereto) and in any Related Document shall survive the Closing and shall terminate on June 30, 2011.

(b) The covenants, agreements and obligations of the parties shall survive until fully performed and discharged, unless otherwise expressly provided herein. Each party shall give prompt written notice to the other party of (i) any event, circumstance or condition that constitutes a breach of, or makes inaccurate, any representation and warranty of such party hereunder, or (ii) the non-fulfillment of any covenant, agreement or obligation of such party hereunder.

Section 7.2. Indemnification by Seller Parties. Each Seller Party, jointly and severally, shall indemnify and hold harmless Buyer and its Affiliates, and the directors, officers, managers, employees and Representatives of Buyer and its Affiliates, from and against any and all liabilities, judgments, claims, settlements, losses, damages, fees, Liens, Taxes, penalties, obligations and expenses (including reasonable attorneys’ fees and expenses and costs and expenses of investigation) (collectively, “Losses”) incurred or suffered, directly or indirectly, by any such Person arising from, by reason of or in connection with:

(a) any breach or inaccuracy of any representation or warranty of a Seller Party in this Agreement or any Related Document;

(b) any failure by a Seller Party to duly and timely perform or fulfill any of its covenants or agreements required to be performed by a Seller Party under this Agreement or any Related Document or under any other document or instrument delivered by a Seller Party pursuant hereto or thereto; and

(c) any Excluded Liability or Excluded Asset.

Section 7.3. Indemnification by Buyer. Buyer shall indemnify and hold harmless Seller Parties and their respective Affiliates, and the directors, officers, employees and Representatives of Seller Parties and their respective Affiliates, from and against any and all Losses incurred or suffered, directly or indirectly, by any such Person arising from, by reason of or in connection with:

(a) any breach or inaccuracy of any representation or warranty of Buyer in this Agreement or any Related Document;

(b) any failure by Buyer to duly and timely perform or fulfill any of its covenants or agreements required to be performed by Buyer under this Agreement or any Related Document or under any other document or instrument delivered by Buyer pursuant hereto or thereto; and

(c) any Assumed Liability.

Section 7.4. Calculation of Losses. Any indemnity payment hereunder shall be treated as an adjustment to the Purchase Price to the extent permitted by Applicable Law.

Section 7.5. Limitations.

(a) No amount of indemnity shall be payable as a result of any claim arising under Section 7.2(a) and Section 7.3(a) in connection with a breach or alleged breach of a representation or warranty unless and until the Indemnified Party has suffered, incurred, sustained or become subject to Losses referred to in that clause in excess of $250,000 in the aggregate, in which case the Indemnified Party may bring a claim for the full extent of such Losses. Nothing in the preceding sentence shall apply to, or in any way limit the obligations of, an Indemnifying Party under Section 7.6 to pay all defense costs in respect of third-party claims. The maximum aggregate liability of an Indemnifying Party under Section 7.2(a) and Section 7.3(a) in connection with a breach or alleged breach of a representation or warranty shall not exceed an aggregate amount equal to $4,000,000.

(b) Each party shall have a right to indemnification pursuant to this Article VII for any Losses incurred as the result of any common law fraud or intentional misrepresentation by any other party or any officer or director (or similarly situated person) of such other party without regard to the limitations set forth in Section 7.1 or Section 7.5(a).

Section 7.6. Certain Procedures for Indemnification.

(a) If any Person entitled to indemnification under this Agreement (an “Indemnified Party”) asserts a claim for indemnification, or receives notice of the assertion of any claim or of the commencement of any Action by any Person not a party to this Agreement against such Indemnified Party, for which a party to this Agreement is required to provide indemnification under this Article VII (an “Indemnifying Party”), the Indemnified Party shall promptly notify the Indemnifying Party in writing of the claim or the commencement of that Action; provided, however, that the failure to so notify the Indemnifying Party shall not relieve the Indemnifying Party from any liability that it may have to the Indemnified Party, except to the extent that such failure materially prejudices the Indemnifying Party’s ability to defend such Action.

(b) With respect to third party claims for which indemnification is claimed hereunder, (i) the Indemnifying Party shall be entitled to participate in the defense of any such claim, and (ii) if, in the reasonable judgment of the Indemnified Party, such claim can properly be resolved by money damages alone and the Indemnifying Party has the financial resources to pay such damages and commits to diligently and vigorously conduct such defense, and the Indemnifying Party admits that this indemnity fully covers the claim or litigation, then the Indemnifying Party shall be entitled (A) to direct the defense of any claim at its sole cost and expense, but such defense shall be conducted by legal counsel reasonably satisfactory to the Indemnified Party, and (B) to settle and compromise any such claim or Action for money damages alone; provided, however, that if the Indemnified Party has elected to be represented by separate counsel pursuant to the proviso below, or if such settlement or compromise does not include an unconditional release of the Indemnified Party for any liability arising out of such claim or Action, such settlement or compromise shall be effected only with the written consent of the Indemnified Party. After notice from the Indemnifying Party to the Indemnified Party of its election to assume the defense of such claim or Action, the Indemnifying Party shall not be liable to the Indemnified Party under this Section 7.6 for any legal or other expenses subsequently incurred by the Indemnified Party in connection with the defense thereof other than reasonable costs of investigation or of assistance as contemplated by this Section 7.6; provided, however, that if, in the reasonable opinion of the Indemnified Party, it is advisable for the Indemnified Party to be represented by separate counsel due to actual or potential conflicts of interest, the Indemnified Party shall have the right to employ counsel to represent it and in that event the fees and expenses of such separate counsel shall be paid by the Indemnifying Party; provided further, that in no event shall the Indemnifying Party be responsible for the fees of more than one law firm for the Indemnified Party. The Indemnified Party and the Indemnifying Party shall each render to each other such assistance as may reasonably be requested in order to ensure the proper and adequate defense of any such Action.

Section 7.7. Source of Recourse. Notwithstanding any provision of this Agreement to the contrary, Buyer’s sole source of recovery in respect of any indemnification pursuant to Section 7.2(a) shall be to a return of such amount of the Preferred Shares and/or the Conversion Shares to the extent any portion of the Preferred Shares have been converted into Conversion Shares having a value equal to or approximately equal to (rounding up such that there are no fractional shares) the amount of Losses for which Buyer asserts a claim pursuant to Section 7.2(a) and upon either resolution of a claim asserted under Section 7.2(a) in favor of Buyer or acknowledgement of the validity, or the lack of any dispute, of all or a part of such claim by the Seller Parties, Seller Parent shall surrender all claim, right and title to such amount of and shall immediately deliver such amount of Preferred Shares and/or Conversion Shares to Buyer. For the purposes of determining such number of shares that shall be returned to Buyer pursuant to the immediately preceding sentence, the Preferred Shares shall be valued on an as-converted basis and with each corresponding Conversion Share being deemed to have a value equal to $0.8286. The transfer restrictions imposed by Section 5.5 with respect to any Preferred Shares and/or Conversion Shares subject to return pursuant to this Section 7.7 shall be extended past June 30, 2011, pending final resolution of any claim asserted pursuant to Section 7.2(a) prior to June 30, 2011. Where such number of the Preferred Shares do not provide for increments that equal exactly the amount of Losses for which Buyer is asserting a claim under Section 7.2(a), then Seller Parent shall retain the minimum number of shares with a value greater than the amount of such Losses, pending final resolution of such claim.

ARTICLE VIII

MISCELLANEOUS

Section 8.1. Termination. This Agreement may be terminated at any time prior to Closing as follows:

(a) by mutual agreement of Buyer and Seller Parent;

(b) by either Buyer or Seller Parent if (i) there is in effect any Applicable Law that prohibits or prevents Closing in such a manner that would have a material impact on the transactions contemplated by this Agreement or any Related Document or (ii) Closing would violate any non-appealable final order, decree or judgment of any Governmental Authority having competent jurisdiction that would have a material impact on the transactions contemplated by this Agreement or any Related Document;

(c) by Seller Parent if, in the event that Buyer materially breaches or fails to perform any representation, warranty, covenant or agreement set forth herein and such breach or failure is incurable or is not cured within ten days after written notice thereof (provided that no Seller Party is then in breach of any representation, warranty, covenant or agreement contained herein);

(d) by Buyer if, in the event that a Seller Party materially breaches or fails to perform any representation, warranty, covenant or agreement set forth herein and such breach or failure is incurable or is not cured within ten days after written notice thereof (provided that Buyer is not then in breach of any representation, warranty, covenant or agreement contained herein);

(e) by either Buyer or Seller Parent, by giving written notice of such termination to the other parties, if Closing has not occurred prior to March 31, 2011; provided, however, that the failure of such Closing to occur is not attributable to the terminating party’s breach of its obligations under this Agreement (or in the case Seller Parent seeks to terminate, Seller’s breach);

(f) by either Buyer or Seller Parent, if the Buyer Shareholder Approval shall not have been obtained by reason of the failure to obtain the required vote at the Special Meeting or at any adjournment thereof; provided that neither party shall be permitted to terminate this Agreement pursuant to this Section 8.1(f) if the failure to obtain the Buyer Shareholder Approval is attributable to the terminating party’s breach of its obligations under this Agreement (or in the case Seller Parent seeks to terminate, Seller’s breach);

(g) by either Buyer or Seller Parent, if the Seller Shareholder Approval shall not have been obtained; provided that neither party shall be permitted to terminate this Agreement pursuant to this Section 8.1(g) if the failure to obtain the Seller Shareholder Approval is attributable to the terminating party’s breach of its obligations under this Agreement (or in the case Seller Parent seeks to terminate, Seller’s breach).

In the event of the termination of this Agreement in accordance with Section 8.1, this Agreement will thereupon become void and have no effect, and no party will have any liability to any other party or their respective Affiliates, directors, officers or employees, except for the obligations of the parties contained in this Section 8.1 and in Section 5.3(a) (last sentence only), Section 5.4 (Confidentiality) (except for subclause (d)), Section 5.8 (Press Releases and Public Announcements), Section 5.10 (Expenses), Section 8.2 (Governing Law; Jurisdiction; Venue; Service of Process), Section 8.3 (Notices) and Section 8.10 (Entire Agreement) (and any related definitional provisions set forth in Article I), and except that nothing in this Section 8.1 will relieve any party from liability for any breach of this Agreement that arose prior to such termination, for which liability the provisions of Article VII will remain in effect in accordance with the provisions and limitations thereof.

Section 8.2. Governing Law; Jurisdiction; Venue; Service Of Process.

(a) Governing Law. Construction and interpretation of this Agreement shall be governed by the laws of the State of New York, excluding any conflicts or choice of law rule or principle that might otherwise refer construction or interpretation of this Agreement to the substantive Applicable Law of another jurisdiction.

(b) Jurisdiction; Venue; Service Of Process. The parties hereby irrevocably and unconditionally consent to the exclusive jurisdiction of the courts of the State of New York and the United States District Court for the Southern District of New York for any Action (other than appeals therefrom) arising out of or relating to this Agreement or the Related Documents or otherwise in connection with the transactions contemplated hereby and thereby, and agree not to commence any Action, (other than appeals therefrom) related thereto except in such courts. The parties further hereby irrevocably and unconditionally waive any objection to the laying of venue of any Action (other than appeals therefrom) arising out of or relating to this Agreement or the Related Documents or otherwise in connection with the transactions contemplated hereby and thereby in the courts of the State of New York or the United States District Court for the Southern District of New York, and hereby further irrevocably and unconditionally waive and agree not to plead or claim in any such court that any such Action brought in any such court has been brought in an inconvenient forum. Each party hereto further agrees that service of any process, summons, notice or document by U.S. registered mail to its address set forth below shall be effective service of process for any Action brought against it under this Agreement in any such court.

Section 8.3. Notices. All notices, requests, demands and other communications that are required or may be given pursuant to the terms of this Agreement shall be in written form, and shall be deemed delivered (a) on the date of delivery when delivered by hand on a Business Day, (b) on the Business Day designated for delivery if sent by reputable overnight courier maintaining records of receipt and (c) on the date of transmission when sent by facsimile, electronic mail or other electronic transmission during normal business hours on a Business Day, with confirmation of transmission by the transmitting equipment; provided, however, that any such communication delivered by facsimile or other electronic transmission shall only be effective if within two Business Days of such transmission such communication is also delivered by hand or deposited with a reputable overnight courier maintaining records of receipt for delivery on the Business Day immediately succeeding such day of deposit. All such communications shall be addressed to the parties at the address set forth as follows, or at such other address as a party may designate upon 10 days’ prior written notice to the other party.

If to Buyer, to:
Marshall Edwards, Inc.
11975 El Camino Real, Suite 101
San Diego, CA 92130

Facsimile:
Attention: Daniel Gold, Chief Executive Officer
with a copy (which shall not constitute notice) to:
Morgan, Lewis & Bockius LLP
101 Park Avenue
New York, NY 10178
Facsimile: (212) 309-6001
Attention: Steven A. Navarro

If to the Seller Parties to:
Novogen Limited
140 Wicks Road
North Ryde, NSW, Australia
Facsimile:612 9878 0055
Attention: The Chairman

with a copy (which shall not constitute notice) to:
Corrs Chambers Westgarth
Level 32
Governor Phillip Tower
1 Farrer Place
Sydney NSW, Australia 2000

Postal Address:
GPO Box 9925
Sydney NSW, Australia 2001
Facsimile: 612 9210 6111
Attention: Andrew Lumsden

Section 8.4. Benefits of Agreement. All of the terms and provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns. Except for the provisions of Article VII, this Agreement is for the sole benefit of the parties hereto and not for the benefit of any third party.

Section 8.5. Amendments and Waivers. No modification, amendment or waiver of any provision of, or consent or approval required by, this Agreement, nor any consent to or approval of any departure herefrom, shall be effective unless it is in writing and signed by the party against whom enforcement of any such modification, amendment, waiver, consent or approval is sought. Such modification, amendment, waiver, consent or approval shall be effective only in the specific instance and for the purpose for which given. Neither the failure of either party to enforce, nor the delay of either party in enforcing, any condition or part of this Agreement at any time shall be construed as a waiver of that condition or part or forfeit any rights to future enforcement thereof. No action taken pursuant to this Agreement, including any investigation by or on behalf of either party hereto, shall be deemed to constitute a waiver by the party taking action of compliance by the other party with any representation, warranty, covenant, agreement or obligation contained herein.

Section 8.6. Cumulative Rights. Except as expressly provided herein, the various rights under this Agreement shall be construed as cumulative, and no one of them is exclusive of any other or exclusive of any rights allowed by Applicable Law.

Section 8.7. WAIVER OF JURY TRIAL. EACH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY ACTION RELATING TO OR ARISING OUT OF THIS AGREEMENT, THE RELATED DOCUMENTS, OR THE TRANSACTIONS CONTEMPLATED HEREIN OR THEREIN.

Section 8.8. Assignment. This Agreement and the rights and obligations hereunder shall not be assignable or transferable by either party hereto (including in connection with a merger, sale of substantially all of the assets of such party or otherwise by operation of Applicable Law) without the prior written consent of the other party hereto; provided, however, that Buyer may assign some or all of its rights and obligations under this Agreement to any of its Affiliates or in connection with a merger, sale of substantially all of Buyer’s assets or otherwise by operation of Applicable Law without the prior written consent of any Seller Party. Any attempted assignment in violation of this Section 8.8 shall be null and void.

Section 8.9. Enforceability; Severability. Without limitation to Section 5.3, (a) if any covenant or provision hereof is determined to be void or unenforceable in whole or in part, it shall not be deemed to affect or impair the validity of any other covenant or provision hereof if the rights and obligations of a party hereto will not be materially and adversely affected, each of which is hereby declared to be separate and distinct, (b) if any provision of this Agreement is so broad as to be unenforceable, such provision shall be interpreted to be only so broad as is enforceable, and (c) if any provision of this Agreement is declared invalid or unenforceable for any reason other than overbreadth, the parties hereto agree to modify the offending provision so as to maintain the essential benefits of the bargain (including the rights and obligations hereunder) between the parties to the maximum extent possible, consistent with Applicable Law and public policy.

Section 8.10. Entire Agreement. This Agreement, together with the Schedules and Exhibits expressly contemplated hereby and attached hereto, the Related Documents and the other agreements, certificates and documents delivered in connection herewith or otherwise in connection with the transactions contemplated hereby and thereby, contain the entire agreement among the parties with respect to the transactions contemplated by this Agreement and supersede all prior agreements or understandings among the parties with respect to the subject matter hereof.

Section 8.11. Dispute Resolution.

(a) All claims, disputes and controversies arising out of or in any way related to this Agreement or any of the Related Documents (any such claim, dispute or controversy being hereinafter referred to as a “Dispute”) shall be negotiated in good faith between one or more senior officers of Buyer, on the one hand, and Seller Parent, on the other, to resolve fully such Dispute. Such negotiations shall commence no later than ten (10) days after service of a notice of a Dispute. If Buyer and Seller Parent are unable to resolve fully any Dispute in the foregoing manner within 30 days of first engaging in such negotiation, then any remaining disagreements with respect to such Dispute shall be resolved by submission to binding arbitration administered by the American Arbitration Association (“AAA”) pursuant to the Commercial Arbitration Rules of the American Arbitration Association in effect as of the time that the Dispute is submitted to the AAA for resolution (“AAA Rules”) and in the manner set forth in this Section 8.11 with respect to such arbitration.

(b) Arbitration hearings will be held in New York, New York and judgment entered on any final decision and award may be entered by any federal or state court in the State of New York and any other court having jurisdiction.

(c) Any arbitration held and conducted under this Section 8.11 of the Agreement shall be before a single arbitrator. Unless the parties agree otherwise, any arbitrator selected under this clause (c) to review the Dispute shall be an expert on the subject matter at issue in the Dispute. The arbitrator shall not have any past or present relationship with Buyer,

Seller Parent, Seller or their respective Affiliates of a nature that could affect the arbitrator’s ability to impartially resolve the Dispute, and shall provide the parties with a signed statement to that effect upon selection as an arbitrator. The parties shall use their reasonable best efforts to select an arbitrator within ten (10) Business Days following the decision to seek arbitration. If the parties are unable to agree within such time, AAA will provide a list of three available experts and each party may strike one. The remaining expert (or if there are two, the one selected by AAA) will serve as the arbitrator. The parties shall complete the selection of the arbitrator no later than thirty (30) days after service of a notice of a Dispute service of the demand. The arbitrator shall have no power or authority to add to, detract from, or in any way change the terms of the Agreement or any Related Documents as drafted, but rather shall only have power and authority to interpret and apply the terms of the Agreement or any Related Document as drafted and executed by the parties. At the conclusion of the hearing on any Dispute submitted to arbitration pursuant to this Section 8.11 of the Agreement, the parties shall jointly instruct the arbitrator to prepare and provide to the parties a written award and decision, setting forth the remedy decided and the factual and legal reasons for the award and decision.

(d) The arbitration hearing shall take place within forty-five (45) days following selection of the arbitrator. The parties shall use reasonable best efforts to complete the arbitration hearing within ten (10) Business Days.

(e) Within fifteen (15) days following completion of the arbitration hearing, the arbitrator shall issue a written decision and award. Any such decision and award shall be final and binding to the fullest extent permitted by Applicable Law, and the parties expressly recognize and agree that no party will seek judicial review of any arbitrator’s award and decision.

(f) The costs of any arbitration proceedings conducted under this Section 8.11 of the Agreement shall be shared equally by the parties to the extent permitted by Applicable Law, and the prevailing party in any such proceedings (as determined by the arbitrator or on appeal) shall be entitled to an award that includes reimbursement for its share of the costs of AAA, the costs for the arbitrator and the costs of any appeal, to the extent permitted by Applicable Law.

(g) Any such arbitration conducted under this Section 8.11 of the Agreement shall be private and confidential between the parties, to the fullest extent permitted under all applicable laws and under the AAA Rules. The parties, as well as all other persons or entities participating in the arbitration proceedings, shall agree in writing to maintain strict confidentiality with regard to the arbitration proceedings.

Section 8.12. Counterparts. This Agreement may be executed in any number of counterparts, and each such counterpart hereof shall be deemed to be an original instrument, but all such counterparts together shall constitute but one agreement. Delivery of an executed counterpart of a signature page of this Agreement by facsimile or other electronic transmission shall be effective as delivery of a manually executed original counterpart of this Agreement.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

MARSHALL EDWARDS, INC.

By:	/s/ Daniel P. Gold
Name: Daniel P. Gold
Title: President and Chief Executive Officer

NOVOGEN LIMITED

By:	/s/ William D. Rueckert
Name: William D. Rueckert
Title: Director

By:	/s/ Ronald Lea Erratt
Name: Ronald Lea Erratt
Title: Company Secretary

NOVOGEN RESEARCH PTY LIMITED

By:	/s/ William D. Rueckert
Name: William D. Rueckert
Title: Director

By:	/s/ Ronald Lea Erratt
Name: Ronald Lea Erratt
Title: Company Secretary

Signature Page to Asset Purchase Agreement

Exhibit A

FORM OF CERTIFICATE OF DESIGNATION

OF

SERIES A CONVERTIBLE PREFERRED STOCK

OF

MARSHALL EDWARDS, INC.

[Date]

pursuant to the General Corporation Law of the State of Delaware

The undersigned, Daniel Gold, hereby certifies that:

1. He is the Chief Executive Officer of Marshall Edwards, Inc., a Delaware corporation (the “Company”).

2. The Restated Certificate of Incorporation of the Company (as amended, the “Certificate of Incorporation”) fixes the total number of shares of all classes of preferred stock that the Company shall have the authority to issue at one hundred thousand (100,000) shares of preferred stock, par value $.01 per share, none of which have been issued.

3. The Certificate of Incorporation expressly grants to the Board of Directors of the Company (the “Board of Directors”) authority to provide for the issuance of the shares of preferred stock in series, and to establish from time to time the number of shares to be included in each such series and to fix the designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations or restrictions thereof.

4. Pursuant to the authority conferred upon the Board of Directors by the Certificate of Incorporation, the Board of Directors, by action duly taken on December , adopted resolutions (a) authorizing the issuance and sale of up to 1,000 shares of the Company’s preferred stock, (b) approving the form of the Certificate of Designation of Series A Convertible Preferred Stock establishing the number of shares to be included in such series of preferred stock and fixing the designation, powers, preferences and rights of the shares of the Series A Convertible Preferred Stock and the qualifications, limitations or restrictions thereof as set forth below, and (c) authorizing and directing the Chief Executive Office to prepare, execute and file this Certificate of Designation of Series A Convertible Preferred Stock in accordance with the foregoing resolutions and the provision of Delaware law:

Section 1. Designation.

The designation of the series of preferred stock shall be “Series A Convertible Preferred Stock” (the “Convertible Preferred Stock”). Each share of Convertible Preferred Stock shall be identical in all respects to every other share of Convertible Preferred Stock.

Section 2. Number of Shares.

The number of authorized shares of Convertible Preferred Stock shall be 1,000. That number from time to time may be increased (but not in excess of the total number of authorized shares of preferred stock) or decreased (but not below the number of shares of Convertible Preferred Stock then outstanding) by further resolution duly adopted by the Board of Directors or any duly authorized committee thereof and by the filing of a certificate pursuant to the provisions of the General Corporation Law of the State of Delaware stating that such increase or reduction, as the case may be, has been so authorized. The Company shall have the authority to issue fractional shares of Convertible Preferred Stock.

Section 3. Definitions. As used herein with respect to Convertible Preferred Stock:

“Board of Directors” has the meaning set forth in the recitals above.

“Business Day” means any day excluding Saturdays, Sundays and any day that is a legal holiday under the laws of the United States or that is a day on which banking institutions located in New York, New York are authorized or required by Applicable Law or other governmental action to close.

“Change in Control” means the occurrence of any one of the following events: (1) any “person” (as such term is defined in Section 3(a)(9) of the Exchange Act and as used in Sections 13(d)(3) and 14(d)(2) of the Exchange Act) is or becomes a “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Holder representing 50% or more of the combined voting power of the Holder’s then-outstanding securities eligible to vote for the election of the Holder’s directors; (2) the consummation of a merger, statutory share exchange or similar form of corporate transaction involving the Holder, or (3) the stockholders of the Holder approve a plan of complete liquidation or dissolution of the Holder or a sale of all or substantially all of the Holder’s assets.

“Closing Price” of the Common Stock on any date of determination means the closing sale price as reported in the composite transactions for the principal U.S. national or regional securities exchange on which the Common Stock is so listed or quoted, or, if no closing sale price is reported, the last reported sale price on the principal U.S. national or regional securities exchange on which the Common Stock is so listed or quoted, or if the Common Stock is not so listed or quoted on a U.S. national or regional securities exchange, the last quoted bid price for the Common Stock in the over-the-counter market as reported by Pink Sheets LLC or similar organization, or, if that bid price is not available, the market price of the Common Stock on that date as determined by a nationally recognized investment banking firm (unaffiliated with the Company) retained by the Company for this purpose.

“Common Stock” means the common stock of the Company, par value $0.00000002 per share, or any other shares of the capital stock of the Company into which such shares of common stock shall be reclassified or changed.

“Conversion Date” has the meaning set forth in Section 5(d).

“Conversion Milestone” means that a Phase II clinical trial involving the Company’s isoflavone technology has achieved a statistically significant result (p=0.05 or less) or a first patient is enrolled in a Phase III clinical trial involving the Company’s isoflavone technology, whichever is the earlier.

“Conversion Time” has the meaning set forth in Section 5(d).

“Convertible Preferred Stock” has the meaning set forth in Section 1.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the United States Securities and Exchange Commission promulgated thereunder.

“Holder” means the Person in whose name the shares of the Convertible Preferred Stock are registered, which may be treated by the Company as the absolute owner of the shares of Convertible Preferred Stock for the purpose of making payment and settling the related conversions and for all other purposes.

“Person” means a legal person, including any individual, corporation, estate, partnership, joint venture, association, joint-stock company, limited liability company or trust.

“Record Date” means, with respect to any dividend, distribution or other transaction or event in which the holders of the Common Stock have the right to receive any cash, securities or other property or in which the Common Stock (or other applicable security) is exchanged for or converted into any combination of cash, securities or other property, the date fixed for determination of holders of the Common Stock entitled to receive such cash, securities or other property (whether such date is fixed by the Board of Directors or by statute, contract or otherwise).

“Trading Day” means a day on which any securities exchange on which the Common Stock is traded is open for trading.

“Transfer” has the meaning set forth in Section 5(j).

Section 4A. Liquidation Preference.

In the event of any liquidation, dissolution or winding up of the Company, the holders of the Series A will be entitled to such amount they would receive if the Series A had been converted into Common Stock as of the date before the record date for determining stockholders entitled to receive a distribution in the liquidation.

Section 4. Dividends.

The Holders of the Convertible Preferred Stock shall not be entitled to receive, for each share of Convertible Preferred Stock held by them, any dividend or other similar distributions, except in the event the Board of Directors or any duly authorized committee thereof declares and duly adopts such resolutions authorizing a special dividend or distribution on any shares of Convertible Preferred Stock.

Section 5. Conversion.

The Holders of the Convertible Preferred Stock shall have the following conversion rights:

(a) Option to Convert. Subject to Section 5(b), each share of Convertible Preferred Stock shall be convertible, at the option of the Holder thereof, at any time and without the payment of additional consideration by the Holder thereof, into 4,827 shares of fully paid and nonassessable shares of Common Stock, plus cash in lieu of any fractional shares.

(b) Conversion Milestone. Upon achievement of the Conversion Milestone, each share of Convertible Preferred Stock, not previously converted pursuant to Section 5(a), shall be convertible, at the option of the Holder thereof, at any time and without the payment of additional consideration by the Holder thereof, into 9,654 shares of fully paid and nonassessable shares of Common Stock, plus cash in lieu of any fractional shares.

(c) Accelerated Conversion. Upon the earlier of (i) the fifth anniversary of the issuance of the Convertible Preferred Stock and (ii) a Change in Control, all unconverted shares of Convertible Preferred Stock outstanding shall automatically convert into shares of Common Stock in accordance with the applicable conversion ratio set forth in either Section 5(a) or 5(b).

(d) Mechanics of Conversion. To convert shares of Convertible Preferred Stock into shares of Common Stock, a Holder shall surrender such Holder’s certificate of such shares of Convertible Preferred Stock (or if such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Company to indemnify the Company against any claim that may be made against the Company on account of such loss, theft or destruction), together with written notice that such Holder elects to convert all or any number of the shares of Convertible Preferred Stock represented by such certificate or certificates for shares of Common Stock to be issued. If required by the Company, certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form satisfactory to the Company, duly executed by the registered

Holder or such Holder’s attorney duly authorized in writing. The date of receipt by the Company of such certificates (or lost certificate affidavit and agreement) and notice shall be the date of conversion (the “Conversion Date”) and the close of business on the Conversion Date shall be the time of conversion (the “Conversion Time”), and the shares of Common Stock issuable upon conversion of the shares represented by such certificate shall be deemed to be outstanding of record as of the Conversion Date. The Company shall, within three (3) Trading Days after the Conversion Date, (A) issue and deliver to the Holder or such Holder’s nominee a certificate or certificates for the full number of shares of Common Stock issuable upon such conversion in accordance with the provisions hereof and a certificate for the number of shares, if any, of Convertible Preferred Stock represented by the surrendered certificate (or lost certificate affidavit and agreement) that were not converted into Common Stock, (B) pay cash in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion, and (C) pay all declared but unpaid dividends on the shares of Convertible Preferred Stock converted.

(e) Status of Convertible Preferred Stock after Conversion Time. Effective immediately after the Conversion Time, such shares of Convertible Preferred Stock shall cease to be outstanding, in each case, subject to the right of Holders to receive any declared and unpaid dividends on such shares and any other payments to which they are otherwise entitled pursuant to the terms hereof (if any).

(f) Rights Prior to Conversion. Prior to the Conversion Date, shares of Common Stock or other securities issuable upon conversion of any shares of Convertible Preferred Stock shall not be deemed outstanding for any purpose, and Holders shall have no rights with respect to the Common Stock or other securities issuable upon conversion (including voting rights, rights to respond to tender offers for the Common Stock or other securities issuable upon conversion and rights to receive any dividends or other distributions on the Common Stock or other securities issuable upon conversion) by virtue of holding shares of Convertible Preferred Stock.

(g) The Company will at all times reserve and keep available all of the authorized but unissued Common Stock or out of the Common Stock held in treasure, for the purposes of effecting the conversion of Series A Preferred Stock, the full number of shares of Common Stock then issuable on the conversion of all outstanding shares of series A Preferred Stock.

(h) Reacquired Shares. Shares of Convertible Preferred Stock duly converted in accordance with this Certificate of Designation, or otherwise reacquired by the Company, will resume the status of authorized and unissued preferred stock, undesignated as to series and available for future issuance. The Company may from time-to-time take such appropriate action as may be necessary to reduce the authorized number of shares of Convertible Preferred Stock, but not to an amount less than the number of shares of Convertible Preferred Stock outstanding.

(i) Record Holder as of Conversion Date. The Person or Persons entitled to receive the Common Stock and/or cash, securities or other property issuable upon conversion of Convertible Preferred Stock shall be treated for all purposes as the record holder(s) of such shares of Common Stock and/or securities as of the Conversion Date. In the event that a Holder shall not by written notice designate the name in which shares of Common Stock and/or cash, securities or other property (including payments of cash in lieu of fractional shares) to be issued or paid upon conversion of shares of Convertible Preferred Stock should be registered or paid or the manner in which such shares should be delivered, the Company shall be entitled to register and deliver such shares, and make such payment, in the name of the Holder and in the manner shown on the records of the Company.

(j) Fractional Shares. No fractional shares of Common Stock will be issued to holders of the Convertible Preferred Stock upon conversion. In lieu of fractional shares otherwise issuable, Holders will be entitled to receive an amount in cash equal to the fraction of a share of Common Stock, calculated on an aggregate basis in respect of the shares of Convertible Preferred Stock being converted, multiplied by the Closing Price of the Common Stock on the Trading Day immediately preceding the Conversion Date.

(k) Transfer Restriction. Without the prior written consent of the Company, the Holder shall not directly or indirectly (i) transfer, sell, assign, pledge, convey, hypothecate or otherwise encumber or dispose of any share of Convertible Preferred Stock or (ii) lend, hypothecate or permit any custodian to lend or hypothecate any share of Convertible Preferred Stock (the actions referred to in clauses (i) and (ii), each a “Transfer”). Until June 30, 2011, without the prior written consent of the Company, the Holder shall not directly or indirectly Transfer any shares of Common Stock issued to it upon conversion of the Convertible Preferred Stock.

Section 6. Notice of Record Date.

In the event the Company shall take a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of the Convertible Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or capital stock of any class or any other securities, or to receive any other security, then the Company will send or cause to be sent to the Holders of the Convertible Preferred Stock a notice specifying the Record Date for such dividend, distribution or right, and the amount and character of such dividend, distribution or right. Such notice shall be sent at least 20 days prior to the Record Date.

Section 7. No Voting Rights.

The Holders of Convertible Preferred Stock shall not be entitled to vote any shares of Convertible Preferred Stock.

Section 8. Preemption.

The Holders shall not have any rights of preemption, except as the Company may otherwise agree in writing.

Section 9. Unissued or Reacquired Shares.

Shares of Convertible Preferred Stock not issued or which have been issued and converted, redeemed or otherwise purchased or acquired by the Company shall be restored to the status of authorized but unissued shares of preferred stock without designation as to series.

Section 10. Delivery of Common Stock.

(a) Use of Acquired Shares. Notwithstanding the foregoing, the Company shall be entitled to deliver upon conversion of shares of Convertible Preferred Stock, as herein provided, shares of Common Stock acquired by the Company (in lieu of the issuance of authorized and unissued shares of Common Stock), so long as any such acquired shares are free and clear of all liens, charges, security interests or encumbrances (other than liens, charges, security interests and other encumbrances created by the Holders).

(b) Free and Clear Delivery. All shares of Common Stock delivered upon conversion of the Convertible Preferred Stock shall be duly authorized, validly issued, fully paid and non-assessable, free and clear of all liens, claims, security interests and other encumbrances (other than liens, charges, security interests and other encumbrances created by the Holders).

(c) Compliance with Law. Prior to the delivery of any securities that the Company shall be obligated to deliver upon conversion of the Convertible Preferred Stock, the Company shall comply with all federal and state laws and regulations thereunder requiring the registration of such securities with, or any approval of or consent to the delivery thereof by, any governmental authority.

(d) Listing. The Company hereby covenants and agrees that, if on the Conversion Date the Common Stock shall be listed on any national securities exchange or automated quotation system, the Company will, if permitted by the rules of such exchange or automated quotation system, list and keep listed, so long as the Common Stock shall be so listed the shares of Common Stock issued upon conversion of the Convertible Preferred Stock in accordance with the requirements of such exchange or automated quotation system at such time.

Section 11. Replacement Certificates.

If physical certificates are issued, the Company shall replace any mutilated certificate at the Holder’s expense upon surrender of that certificate to the Company or its transfer agent, if any, for the Convertible Preferred Stock. The Company shall replace certificates that become destroyed, stolen or lost at the Holder’s expense upon delivery to the Company or its transfer agent, if any, for the Convertible Preferred Stock of satisfactory evidence that the certificate has been destroyed, stolen or lost, together with any reasonable indemnity that may be required by such transfer agent and the Company.

Section 12. Transfer Taxes.

The Holder shall pay any and all stock transfer, documentary, stamp and similar taxes that may be payable in respect of any issuance or delivery of Common Stock or other securities issued on account of Convertible Preferred Stock pursuant hereto or certificates representing such shares or securities.

Section 13. Notices.

All notices referred to herein shall be in writing, and, unless otherwise specified herein, all notices hereunder shall be deemed to have been given upon the earlier of receipt thereof or three Business Days after the mailing thereof if sent by registered or certified mail (unless first class mail shall be specifically permitted for such notice under the terms of this Certificate of Designation) with postage prepaid, addressed: (a) if to the Company, to its office at 11975 El Comino Road, Suite 101, San Diego, California 92130 (Attention: Corporate Secretary) or (b) if to any Holder, to such Holder at the address of such Holder as listed in the stock record books of the Company (which may include the records of the Company’s transfer agent) or (c) to such other address as the Company or any such Holder, as the case may be, shall have designated by notice similarly given.

Section 14. Certain Adjustments for Stock Dividends and Stock Splits.

If the Company, at any time while the Convertible Preferred Stock is outstanding: (a) pays a stock dividend or otherwise makes a distribution or distributions payable in shares of Common Stock on shares of Common Stock (which, for avoidance of doubt, shall not include any shares of Common Stock issued by the Company upon conversion of any shares of the Convertible Preferred Stock), (b) subdivides outstanding shares of Common Stock into a larger number of shares, or (c) combines (including by way of a reverse stock split) outstanding shares of Common Stock into a smaller number of shares, then the number of shares of Common Stock that the Convertible Preferred Stock is convertible into pursuant to Section 5(a) or 5(b) (as applicable) shall be multiplied by the number or fraction resulting from dividing (i) the number of shares of Common Stock (excluding any treasury shares of the Company) outstanding immediately after such event by (i) the number of shares of Common Stock (excluding any treasury shares of the Company) outstanding immediately before such event. Any adjustment made pursuant to this Section 14 shall become effective immediately after the record date for the determination of stockholders entitled to receive such dividend or distribution and shall become effective immediately after the effective date in the case of a subdivision or combination.

Section 15. No Impairment.

The Company will not, by amendment of its Certificate of Incorporation, as amended, or through any reorganization, recapitalization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities, or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Company, but will at all times in good faith assist in the carrying out of all the provisions of this Certificate of Designation.

[Signature page follows.]

IN WITNESS WHEREOF, this Certificate of Designation has been executed by the undersigned as of the date first written above.

Name: Daniel P. Gold
Title: President and Chief Executive Officer

Exhibit 4.13

MARSHALL EDWARDS, INC.

Form of Amended and Restated Lock-Up Agreement

May 16, 2011

Marshall Edwards, Inc.

11975 El Camino Real

Suite 101

San Diego, CA 92130

Re: Marshall Edwards, Inc. – Lock-Up Agreement

Dear Sirs:

This Amended and Restated Lock-Up Agreement is being delivered to you in connection with the Amended and Restated Securities Purchase Agreement (the “Amended Purchase Agreement”), dated as of May 16, 2011 by and among Marshall Edwards, Inc. (the “Company”) and the investors party thereto (the “Buyers”), with respect to the issuance of (i) common stock, par value $0.00000002 per share (the “Common Stock”) and (ii) warrants (the “Warrants”) which Warrants will be exercisable to purchase Common Stock in accordance with their terms. Capitalized terms used herein and not otherwise defined herein shall have the respective meanings set forth in the Amended Purchase Agreement.

In order to induce the Buyers to enter into the Amended Purchase Agreement, the undersigned agrees that, commencing on the date hereof and ending on [the date that is the earlier of (i) the date ninety (90) days after the date when all Registrable Securities (as defined in the Registration Rights Agreement) and Adjustment Shares (x) have been registered pursuant to a Registration Statement (as defined in the Registration Rights Agreement) that is available for the resale of all such Registrable Securities and Adjustment Shares or (y) can be sold pursuant to Rule 144 without any restrictions or limitations and (ii) the date thirteen (13) months after the Closing Date]1 (the “Lock-Up Period”), the undersigned will not, and will cause all affiliates (as defined in Rule 144) of the undersigned or any person in privity with the undersigned or any affiliate of the undersigned not to, (i) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase, make any short sale or otherwise dispose of or agree to dispose of, directly or indirectly, any shares of Common Stock or Common Stock Equivalents, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Securities and Exchange Act of 1934, as amended and the rules and regulations of the Securities and Exchange Commission promulgated thereunder with respect to any shares of Common Stock or Common Stock Equivalents owned directly by the undersigned (including holding as a custodian) or with respect to which the undersigned has beneficial ownership within the rules and regulations of the Securities and Exchange Commission (collectively, the “Undersigned’s Shares”), or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any of the Undersigned’s Shares, whether any such

1	For Lock-Up Agreement to be signed by Novogen Limited, replace with “December 24, 2011”.

transaction described in clause (i) or (ii) above is to be settled by delivery of shares of Common Stock or other securities, in cash or otherwise, (iii) make any demand for or exercise any right or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any shares of Common Stock or Common Stock Equivalents or (iv)2 publicly disclose the intention to do any of the foregoing.

The foregoing restriction is expressly agreed to preclude the undersigned, and any affiliate of the undersigned and any person in privity with the undersigned or any affiliate of the undersigned, from engaging in any hedging or other transaction which is designed to or which reasonably could be expected to lead to or result in a sale or disposition of the Undersigned’s Shares even if the Undersigned’s Shares would be disposed of by someone other than the undersigned. Such prohibited hedging or other transactions would include, without limitation, any short sale or any purchase, sale or grant of any right (including, without limitation, any put or call option) with respect to any of the Undersigned’s Shares or with respect to any security that includes, relates to, or derives any significant part of its value from the Undersigned’s Shares.

Notwithstanding the foregoing, the undersigned may transfer the Undersigned’s Shares as a bona fide gift or gifts, provided that the donee or donees thereof agree to be bound in writing by the restrictions set forth herein. The undersigned now has, and, except as contemplated by the immediately preceding sentence, for the duration of this Lock-Up Agreement will have, good and marketable title to the Undersigned’s Shares, free and clear of all liens, encumbrances, and claims whatsoever. The undersigned also agrees and consents to the entry of stop transfer instructions with the Company’s transfer agent and registrar (the “Transfer Agent”) against the transfer of the Undersigned’s Shares except in compliance with the foregoing restrictions.

In order to enforce this covenant, the Company shall impose irrevocable stop-transfer instructions preventing the Transfer Agent from effecting any actions in violation of this Lock-Up Agreement.

The undersigned acknowledges that the execution, delivery and performance of this Lock-Up Agreement is a material inducement to each Buyer to complete the transactions contemplated by the Amended Purchase Agreement and that the Company shall be entitled to specific performance of the undersigned’s obligations hereunder. The undersigned hereby represents that the undersigned has the power and authority to execute, deliver and perform this Lock-Up Agreement, that the undersigned has received adequate consideration therefor and that the undersigned will indirectly benefit from the closing of the transactions contemplated by the Amended Purchase Agreement.

The undersigned understands and agrees that this Lock-Up Agreement is irrevocable and shall be binding upon the undersigned’s heirs, legal representatives, successors, and assigns.

This Lock-Up Agreement may be executed in two counterparts, each of which shall be deemed an original but both of which shall be considered one and the same instrument.

2
For Lock-Up Agreement to be signed by Novogen Limited, add: “other than in any filing required to be made with the United States or Australian regulatory authorities in connection with any applicable shareholder approval requirements in order to effect a distribution of Common Stock by the Undersigned to its shareholders’”.

2

This Lock-Up Agreement will be governed by and construed in accordance with the laws of the State of New York, without giving effect to any choice of law or conflicting provision or rule (whether of the State of New York, or any other jurisdiction) that would cause the laws of any jurisdiction other than the State of New York to be applied. In furtherance of the foregoing, the internal laws of the State of New York will control the interpretation and construction of this Lock-Up Agreement, even if under such jurisdiction’s choice of law or conflict of law analysis, the substantive law of some other jurisdiction would ordinarily apply.

[Remainder of page intentionally left blank]

3

Very truly yours,

Exact Name of Stockholder

Authorized Signature

Title

Agreed to and Acknowledged:

MARSHALL EDWARDS, INC.

By:
Name:
Title:

4

Exhibit 4.14

EXECUTION VERSION

SECURITIES SUBSCRIPTION AGREEMENT

This Securities Subscription Agreement (this “Agreement”) dated as of September 27, 2011, is by and among Marshall Edwards, Inc., a Delaware corporation (the “Company”) and Novogen Limited (the “Purchaser”).

WHEREAS, subject to the terms and conditions set forth in this Agreement and pursuant to Section 4(2) of the Securities Act of 1933, as amended (the “Securities Act”), and Rule 506 promulgated thereunder, the Company desires to issue and sell to the Purchaser, and the Purchaser desires to subscribe to and purchase from the Company, shares of the Company’s common stock, par value $0.00000002 per share (the “Common Stock”).

NOW, THEREFORE, IN CONSIDERATION of the mutual covenants contained in this Agreement, and for other good and valuable consideration the receipt and sufficiency of which are hereby acknowledged, the Company and the Purchaser hereby agree as follows:

ARTICLE 1 - PURCHASE AND SALE

1.1 Closing.

(a) Upon the terms and subject to the conditions set forth herein, the Company agrees to issue and sell, and the Purchaser agrees to purchase from the Company, one million three hundred thirty three thousand thirty three (1,333,333) shares (the “Shares”) of Common Stock on the Closing Date (as herein defined) at a purchase price of $1.50 per Share, which was the consolidated closing bid price of the Company’s common stock on September 27, 2011 as quoted by the Nasdaq Stock Market’s Market Intelligence Desk.

(b) The closing (the “Closing”) of the transactions contemplated by this Agreement shall occur at the offices of Morgan, Lewis & Bockius, LLP, New York, New York, or such other location as the parties shall mutually agree; provided, however, that the parties may agree to close by facsimile with originally executed copies of the Agreement to follow by overnight courier.

(c) The “Closing Date” means the date that is the third Trading Day (as defined herein) after the date hereof. For purposes of this Agreement, “Trading Day” means a day on which the Company’s common stock is trading on the Nasdaq Capital Market.

1.2 Deliveries.

(a) On the date hereof, the Purchaser shall deliver or cause to be delivered to the Company the Accredited Investor Questionnaire attached hereto as Exhibit A, completed and executed by the Purchaser.

(b) On the Closing Date, the Purchaser shall deliver or cause to be delivered to the Company the sum of two million dollars ($2,000,000) (the “Purchase Price”) payable to the Company by wire transfer of immediately available funds to the bank account designated by the Company on Schedule 1 hereto.

(c) On the Closing Date, the Company shall deliver or cause to be delivered to the Purchaser the following:

(i) a statement of account from Computershare Inc., the Company’s transfer agent (the “Transfer Agent”) confirming that the Shares purchased by the Purchaser pursuant to this Agreement are held in book entry form by the Transfer Agent in the name of the Purchaser;

(ii) a legal opinion of counsel for the Company, substantially in the form attached as Exhibit B hereto; and

(iii) a certificate of an officer of the Company confirming the satisfaction of the conditions contained in Section 1.3(b)(i).

1.3 Closing Conditions.

(a) The obligations of the Company hereunder in connection with the Closing with the Purchaser are subject to the following conditions being met:

(i) the accuracy in all material respects when made and on the Closing Date (as if made on the Closing Date, except to the extent that a representation or warranty specifically references an earlier date) of the representations and warranties by the Purchaser contained herein; and

(ii) the delivery by the Purchaser to the Company of the items set forth in Sections 1.2(a) and 1.2(b) of this Agreement.

(b) The obligations of the Purchaser hereunder in connection with the Closing are subject to the following conditions being met:

(i) the accuracy in all material respects when made and on the Closing Date (as if made on the Closing Date, except to the extent that a representation or warranty specifically references an earlier date) of the representations and warranties of the Company contained herein;

(ii) the delivery by the Company to the Purchaser of the items set forth in Section 1.2(c) of this Agreement; and

(iii) there shall have been no Material Adverse Effect (as defined below) with respect to the Company since the date hereof.

ARTICLE 2 - REPRESENTATIONS AND WARRANTIES

2.1 Representations and Warranties by the Company.

(a) The Company hereby represents and warrants to the Purchaser as follows:

(i) Organization, Good Standing and Qualification. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to carry on its business as now conducted and as presently proposed to be conducted. The Company is duly qualified to transact business and is in good standing as a foreign corporation in each jurisdiction in which the nature of the business conducted makes such qualification necessary, except where the failure to be so qualified or in good standing, as the case may be, could not have or reasonably be expected to result in a material adverse effect on its business, financial condition or properties (a “Material Adverse Effect”), and, to the Company’s knowledge, no proceeding has been instituted in any such jurisdiction revoking, limiting or curtailing or seeking to revoke, limit or curtail such power and authority or qualification.

(ii) Authorization; Enforcement. The Company has full right, power, authority and capacity to enter into this Agreement and to consummate the transactions contemplated hereby and has taken all necessary action to authorize the execution, delivery and performance of this Agreement. Upon execution and delivery, this Agreement will constitute a valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer, applicable securities laws or regulations, liquidation or similar laws relating to, or affecting generally, the enforcement of creditor’s rights and remedies or by other equitable principles of general application from time to time in effect.

(iii) Valid Issuance of Shares. The Shares, when issued, sold and delivered in accordance with the terms hereof for the consideration expressed herein, will be duly and validly authorized and issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer under this Agreement and applicable state and federal securities laws.

(iv) Legal Proceedings and Orders. There is no action, suit, proceeding or investigation pending or threatened against the Company that questions the validity of this Agreement or the right of the Company to enter into this Agreement or to consummate the transactions contemplated hereby, nor is the Company aware of any basis for any of the forgoing. The Company is neither a party nor subject to the provisions of any order, writ, injunction, judgment or decree of any court or government agency or instrumentality that would affect the ability of the Company to enter into this Agreement or to consummate the transactions contemplated hereby.

(v) No Conflicts. The execution, delivery and performance of this Agreement by the Company, the issuance and sale of the Shares and the consummation by the Company of the transactions contemplated hereby do not and will not (i) violate any provision of the Company’s certificate of incorporation or bylaws, or (ii) breach or result in a default under, result in the creation of any Lien (“Lien” under this Agreement means a lien, charge, security interest, encumbrance, right of first refusal, preemptive right or other restriction) upon any of the properties or assets of the Company or give to others any right of termination, amendment, acceleration or cancellation of any agreement, credit facility, debt or other instrument to which the

Company is a party or by which any property or asset of the Company is bound or affected, or (iii) violate any law, rule, regulation, order, judgment, injunction, or decree of any court or government authority to which the Company is subject (including federal and state securities laws and regulations, and the rules and regulations of the Nasdaq Capital Market (“Trading Market”), or by which any property or asset of the Company is bound or affected; except in the cases of each of clauses (ii) and (iii) such as could not have or reasonably be expected to result in a Material Adverse Effect.

(vi) SEC Reports; Financial Statements. The Company has filed all reports, schedules, forms, statements and other documents required to be filed by it under the Securities Act and the Securities Exchange Act of 1934, as amended (the “Exchange Act”), for the two years preceding the date hereof (or such shorter period as the Company was required by law to file such material). The foregoing materials filed through the date hereof, including the exhibits thereto and documents incorporated by reference therein, being collectively referred to herein as the “SEC Reports.” As of their respective dates, the SEC Reports complied in all material respects with the requirements of the Securities Act and the Exchange Act and the rules and regulations of the SEC promulgated thereunder, and none of the SEC Reports, when filed, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The historical financial statements of the Company included in the SEC Reports comply in all material respects with applicable accounting requirements and the rules and regulations of the SEC with respect thereto as in effect at the time of the filing. Such financial statements have been prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis during the periods involved, except as may be otherwise specified in such financial statements or the notes thereto and except that unaudited financial statements may not contain all footnotes required by GAAP, and fairly present in all material respects the financial position of the Company as of and for the dates thereof and the results of operations and cash flows for the periods then ended, subject, in the case of unaudited statements, to normal, immaterial, year-end audit statements.

(vii) Material Changes. Since the date of the latest audited financial statements included within the SEC Reports, except as specifically disclosed in the SEC Reports, (i) there has been no event, occurrence or development that has had or that could reasonably be expected to result in a Material Adverse Effect, (ii) the Company has not incurred any liabilities (contingent or otherwise) other than trade payables and accrued expenses incurred in the ordinary course of business consistent with past practice, and other than the derivative liability incurred in connection with the transactions consummated pursuant to the Amended and Restated Securities Purchase Agreement, dated as of May 16, 2011, between the Company and certain investors party thereto, (iii) the Company has not altered its method of accounting, (iv) the Company has not declared or made any dividend or distribution of cash or other property (or its securities) to shareholders or purchased, redeemed or made any agreements to purchase or redeem any shares of its capital shares and (v) the Company has not issued any equity securities or common stock equivalents to any Person (including to any officer, director or Affiliate), except pursuant to existing Company share option plans. The Company does not have pending before the SEC any request for confidential treatment of information. “Person” under this Agreement means an individual or corporation, partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint stock company, government (or an agency or subdivision thereof) or other entity of any kind. “Affiliate” under this Agreement means any Person that, directly or indirectly through one or more intermediaries, controls or is controlled by or is under common control with a Person as such terms are used in and construed under Rule 144 under the Securities Act.

(viii) Compliance. The Company is not in default under or in violation of, nor has it received notice of a claim that it is in default under or that it is in violation of, (i) its certificate of incorporation, articles of association or by-laws, (ii) any indenture, loan or credit agreement or any other agreement or instrument to which it is a party or by which it or any of its properties is bound, (iii) any court, arbitrator or governmental body, or (iv) any statute, rule or regulation of any jurisdiction or regulatory body in which it is conducting its business, except in the case of (ii), (iii) or (iv) as could not reasonably be expected to have a Material Adverse Effect.

(ix) Private Placement. Assuming the accuracy of the Purchaser’s representations and warranties set forth in Section 2.2, no registration under the Securities Act is required for the offer and sale of the Shares by the Company to the Purchaser as contemplated by this Agreement. The issuance and sale of the Shares hereunder does not contravene the rules and regulations of the Trading Market.

(x) No General Solicitation. Neither the Company nor any person acting on behalf of the Company has offered or sold any of the Shares by any form of general solicitation or general advertising. The Company has offered the Shares for sale only to the Purchaser and certain other “accredited investors” within the meaning of Rule 501 under the Securities Act or “qualified institutional buyers” within the meaning of Rule 144A under the Securities Act.

(xi) Manipulation of Price. The Company has not, and to its knowledge no one acting on its behalf has, (i) taken, directly or indirectly, any action designed to cause or to result in the stabilization or manipulation of the price of any security of the Company and to facilitate the sale or resale of any of the Shares, (ii) sold, bid for, purchased, or, paid any compensation for soliciting purchases of, any of the Shares, or (iii) paid or agreed to pay to any Person any compensation for soliciting another to purchase any other securities of the Company, except with respect to compensation payable in connection with the transactions contemplated hereby.

2.2 Representations and Warranties of the Purchaser.

(a) The Purchaser hereby represents and warrants to the Company as follows:

(i) Organization, Good Standing and Qualification. The Purchaser is an entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and has all requisite corporate power and authority to carry on its business as now conducted and as presently proposed to be conducted. The Purchaser is duly qualified to transact business and is in good standing as a foreign entity in each jurisdiction in which the failure to so qualify would have a Material Adverse Effect on its business or properties.

(ii) Authorization; Enforcement. The Purchaser has full right, power, authority and capacity to enter into this Agreement and to consummate the transactions contemplated hereby and has taken all necessary action to authorize the execution, delivery and performance of this Agreement. Upon execution and delivery, this Agreement will constitute a valid and binding obligation of the Purchaser enforceable against the Purchaser in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer, applicable securities laws or regulations, liquidation or similar laws relating to, or affecting generally, the enforcement of creditor’s rights and remedies or by other equitable principles of general application from time to time in effect.

(iii) Own Account. The Purchaser understands that the Shares are “restricted securities” and have not been registered under the Securities Act or any applicable state securities law and is acquiring the Shares as principal for its own account and not with a view to or for distributing or reselling the Shares or any part thereof in violation of the Securities Act or any applicable state securities law, has no present intention of distributing any of the Shares in violation of the Securities Act or any applicable state securities law and has no arrangement or understanding with any other persons regarding the distribution of the Shares (this representation and warranty not limiting such Purchaser’s right to sell the Shares in compliance with applicable federal and state securities laws) in violation of the Securities Act or any applicable state securities law. The Purchaser is acquiring the Shares hereunder in the ordinary course of its business. The Purchaser does not have any agreement or understanding, directly or indirectly, with any Person to distribute any of the Shares.

(iv) Purchaser Status. At the time the Purchaser was offered the Shares, it was, and at the date hereof it is, an “accredited investor” as defined in Rule 501(a)(1), (a)(2), (a)(3), (a)(7) or (a)(8) under the Securities Act. The Purchaser is not required to be registered as a broker-dealer under Section 15 of the Exchange Act.

(v) General Solicitation. The Purchaser is not purchasing the Shares as a result of any advertisement, article, notice or other communication regarding the Shares published in any newspaper, magazine or similar media or broadcast over television or radio or presented at any seminar or any other general solicitation or general advertisement.

(vi) Legal Proceedings and Orders. There is no action, suit, proceeding or investigation pending or threatened against the Purchaser that questions the validity of this Agreement or the right of the Purchaser to enter into this Agreement or to consummate the transactions contemplated hereby, nor is the Purchaser aware of any basis for any of the foregoing. The Purchaser is neither a party nor subject to the provisions of any order, writ, injunction, judgment or decree of any court or government agency or instrumentality that would affect the ability of the Purchaser to enter into this Agreement or to consummate the transactions contemplated hereby.

(vii) Residency. The Purchaser has its principal executive office in the jurisdiction set forth immediately below the Purchaser’s name on the signature page hereto.

(viii) No Violation. The Purchaser further represents and warrants to, and covenants with, the Company that the making and performance of this Agreement by the Purchaser and the consummation of the transactions herein contemplated will not violate any provision of the organizational documents of the Purchaser or conflict with, result in the breach or violation of, or constitute, either by itself or upon notice or the passage of time or both, a default under any agreement, mortgage, deed of trust, lease, franchise, license, indenture, permit or other instrument to which the Purchaser is a party, or any statute or any authorization, judgment, decree, order, rule or regulation of any court or any regulatory body, administrative agency or other governmental body applicable to the Purchaser.

ARTICLE 3 - OTHER AGREEMENTS OF THE PARTIES

3.1 Transfer Restrictions.

(a) The Shares may only be disposed of in compliance with U.S. state and federal securities laws. In connection with any transfer of Shares other than pursuant to an effective registration statement or Rule 144 or to the Company, the Company may require the transferor thereof to provide to the Company an opinion of counsel selected by the transferor and reasonably acceptable to the Company, the form and substance of which opinion shall be reasonably satisfactory to the Company, to the effect that such transfer does not require registration of such transferred Shares under the Securities Act. As a condition of transfer, any such transferee shall agree in writing to be bound by the terms of this Agreement and shall have the rights of the Purchaser under this Agreement.

(b) The Purchaser agrees to the imprinting, so long as is required by this Section 3.1, of a legend on any of the Shares in the following form:

THESE SECURITIES HAVE NOT BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS AND IN THE CASE OF A TRANSACTION EXEMPT FROM REGISTRATION, UNLESS THE COMPANY HAS RECEIVED AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO IT THAT SUCH TRANSACTION DOES NOT REQUIRE REGISTRATION UNDER THE SECURITIES ACT AND SUCH OTHER APPLICABLE LAWS.

(c) The Company agrees that it shall remove the restrictive legend set forth in Section 3.1(b) from certificates representing the Shares (i) following any sale of such Shares pursuant to a registration statement covering the resale of such security that is effective under the Securities Act, or (ii) following any sale of such Shares pursuant to Rule 144 or (iii) if such legend is not required under applicable requirements of the Securities Act (including judicial interpretations and pronouncements issued by the staff of the Commission), provided that the Purchaser shall have delivered to the Company and its transfer agent a certification of the foregoing and such other documentation as such entities may reasonably require.

3.2 Furnishing of Information. As long as the Purchaser owns Shares, the Company covenants to timely file (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by the Company after the date hereof pursuant to the Exchange Act. As long as the Purchaser owns Shares, if the Company is not required to file reports pursuant to the Exchange Act, it will prepare and furnish to the Purchaser and make publicly available in accordance with Rule 144(c) such information as is required for the Purchaser to sell the Shares under Rule 144. The Company further covenants that it will take such further action as any holder of Shares may reasonably request, all to the extent required from time to time to enable such Person to sell such Shares without registration under the Securities Act within the limitation of the exemptions provided by Rule 144 until such time as non-Affiliates of the Company are able to sell in accordance with Rule 144.

3.3 Securities Laws Disclosure; Publicity. The Company shall, on or before the fourth Trading Day following the date hereof, issue a Current Report on Form 8-K (the “8-K Filing”) disclosing the material terms of the transactions contemplated hereby, and shall attach such documents thereto as are required to be filed therewith. The Purchaser shall consult with the Company in issuing any press release with respect to the transactions contemplated hereby.

3.4 Investment Company Act. The Company shall conduct its business in a manner so that it will not become subject to the Investment Company Act.

ARTICLE 4 - MISCELLANEOUS

4.1 Notices. All notices, requests and other communications hereunder must be in writing and will be deemed to have been duly given only if delivered personally against written receipt or by facsimile transmission or mailed (by registered or certified mail, return receipt requested) or by reputable overnight courier, fee prepaid to the parties at the following addresses or facsimile numbers:

If to the Company:

Marshall Edwards, Inc.
11975 El Camino Real, Suite 101
San Diego, California 92130
Facsimile: (858) 792-5406
Attention: Secretary with copies to:

Morgan, Lewis & Bockius LLP
101 Park Avenue
New York, New York 10178-0060
Facsimile: (212) 309-6001
Attention: Steven A. Navarro, Esq.

If to the Purchaser:

Novogen Limited
140 Wicks Road
North Ryde NSW 2113
Australia
Facsimile: + 61 2 9878 8474
Attention: Mark Hinze

All such notices, requests and other communications will (w) if delivered personally to the address as provided in this Section 4.1 be deemed given upon delivery, (x) if delivered by facsimile transmission to the facsimile number as provided in this Section 4.1 be deemed given upon receipt, (y) if delivered by mail in the manner described above to the address as provided in this Section 4.1, be deemed given upon receipt and (z) if delivered by reputable overnight courier to the address as provided in this Section 4.1, be deemed given upon receipt. Any party from time to time may change its address, facsimile number or other information for the purpose of notices to that party by giving notice specifying such change to the other parties hereto.

4.2 Binding Effect. This Agreement shall be binding upon the heirs, legal representatives and successors of the Company and the Purchaser; provided, however, that the Purchaser may not assign any rights or obligations under this Agreement.

4.3 Governing Law. All questions concerning the construction, validity and interpretation of this Agreement will be governed by and construed in accordance with the domestic laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of New York.

4.4 Invalid Provisions. In the event that any provision of this Agreement is found to be invalid or otherwise unenforceable by a court or other tribunal of competent jurisdiction, such invalidity or unenforceability shall not be construed as rendering any other provision contained herein invalid or unenforceable, and all such other provisions shall be given full force and effect to the same extent as though the invalid and unenforceable provision was not contained herein.

4.5 Counterparts. This Agreement may be executed in any number of identical counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

4.6 Amendments. This Agreement or any provision hereof may be changed, waived, or terminated only by a statement in writing signed by the party against whom such change, waiver or termination is sought to be enforced.

4.7 Entire Agreement. This Agreement constitutes the entire agreement of the parties with respect to the subject matter hereof and supersedes all prior and contemporaneous agreements, representations and understandings, oral or written, of the parties with respect thereto.

EXECUTION VERSION

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date first written above.

COMPANY:

MARSHALL EDWARDS, INC.

By:	/s/ Daniel P. Gold
Name:	Daniel P. Gold
Title:	President and Chief Executive Officer

PURCHASER:

NOVOGEN LIMITED

By:	/s/ William D. Rueckert
Name:	William D. Rueckert
Title:	Chairman

Address : 140 Wicks Road
Novogen Limited
140 Wicks Road
North Ryde NSW 2113
Australia
Facsimile: + 61 2 9878 8474

Exhibit A

MARSHALL EDWARDS, INC.

ACCREDITED INVESTOR QUESTIONNAIRE

In connection with the proposed purchase by the undersigned of shares of common stock of Marshall Edwards, Inc., the undersigned hereby certifies that it is an “accredited investor” (an “Accredited Investor”) as defined in Rule 501 of Regulation D under the Securities Act of 1933, as amended (the “Act”), with which definition the undersigned is familiar. The undersigned has checked all of the following definitions of an Accredited Investor which apply to it:

¨ (i) A natural person whose individual net worth, or joint net worth with that person’s spouse, at the time of purchase exceeds $1,000,000, excluding the value of such person’s primary residence.

¨ (ii) A natural person who had an individual income in excess of $200,000 in each of 2009 and 2010 or joint income with that person’s spouse in excess of $300,000 in each of those two years and has a reasonable expectation of reaching the same income level in 2011.

¨ (iii) A natural person who is a director or executive officer of the Company.

¨ (iv) An organization described in Section 501(c)(3) of the Internal Revenue Code of 1986, as amended, or a corporation, Massachusetts or similar business trust, or partnership, not formed for the specific purpose of acquiring the securities offered, with total assets in excess of $5,000,000.

¨ (v) A “Private Business Development Company” as defined in Section 202(a)(22) of the Investment Advisers Act of 1940.

¨ (vi) A “Bank” as defined in Section 3(a)(2) of the Act, or any savings and loan association or other institution as defined in Section 3(a)(5)(A) of the Act, whether acting in its individual or fiduciary capacity.

¨ (vii) A broker or dealer registered pursuant to Section 15 of the Securities Exchange Act of 1934, as amended.

¨ (viii) An “Insurance Company” as defined in Section 2(a)(13) of the Act.

¨ (ix) An investment company registered under the Investment Company Act of 1940, as amended, or a “Business Development Company” as defined in Section 2(a)(48) of such act.

¨ (x) A “Small Business Investment Company” licensed by the U.S. Small Business Administration under Section 301(c) or (d) of the Small Business Investment Act of 1958.

¨ (xi) A plan established and maintained by a state, or its political subdivisions, or any agency or instrumentality of a state or its political subdivisions for the benefit of its employees, if such plan has total assets in excess of $5,000,000.

¨ (xii) An employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974, if (1) the investment decision is made by a “Plan Fiduciary” as defined in Section 3(21) of such act (such as a bank, savings and loan association, insurance company or registered investment advisor), (2) such plan has total assets in excess of $5,000,000 or (3) a self-directed plan, with investment decisions made solely by persons that are Accredited Investors.

¨ (xiii) A trust, with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in Rule 506(b)(2)(ii) of Regulation D of the Act.

¨ (xiv) Any entity in which all of the equity owners are Accredited Investors.

Name of Investor
Signature of investor or authorized signatory
Name of authorized signatory, if applicable
Title of authorized signatory, if applicable
Date

Exhibit 4.15

The Board of Directors of Marshall Edwards Inc.
Marshall Edwards, Inc.
11975 El Camino Real
Suite 101
San Diego, CA 92130

Dear Board members:

On behalf of Novogen Limited (“Novogen”), Novogen unconditionally commits to make an equity investment in our subsidiary, Marshall Edwards Inc., in an amount of no less than $2,000,000 on or before June 30, 2012.

Executed on the 28th day of September 2011:

By: /s/ William Rueckert
William Rueckert, Chairman Novogen Limited

140 Wicks Road, North Ryde NSW 2113
Tel: +6 12 9878 0088 Fax: +61 2 9878 0055

           Exhibit 4.16

Novogen Limited
Archer Daniels Midland Company

Amendment Agreement

Contents
1 Interpretation	1
1.1 Definitions	1
1.2 Definitions in Original Document	2
1.3 Construction	2
1.4 Headings	3
2 Amendment and continuation	3
2.1 Amendment of Original Document	3
2.2 Original Document in full force and effect	3
3 General	3
3.1 Legal costs of this document	3
3.2 Counterparts	3
3.3 Governing law and jurisdiction	3
3.4 Entire understanding	4

Date June 30, 2011

Parties

Novogen Limited ACN  063 259 754 and Novogen Research Pty Limited ACN 060 202 931 both of 140 Wicks Road, North Ryde, NSW, Australia and Novogen Inc. of 1013 Centre Road, Wilmington, Delaware, United States of America  (together referred to as Novogen))

Archer Daniels Midland Company  of 4666 Faries Parkway, Decatur, Illinois, 62526, United States of America (ADM)

1 Background

A
Novogen and Protein Technologies International Inc.  entered into the Patent License Agreement, which was subsequently amended by an Amendment Agreement dated 21 June 2004 (read together as the Original Document).

B	Solae LLC (formerly Protein Technologies International Inc.) retired from the Original Document and was substituted by ADM under the Novation Agreement.

C	The Parties wish to amend the Original Document to change the annual minimum payment obligation.

D	In consideration for the mutual promises contained herein, the Parties agree to amend the Original Document on the terms of this document.

2 Agreed terms

1	Interpretation

1.1	Definitions

In this document:

Novation Agreement means the Novation Agreement between Novogen,  ADM and Solae, LLC (formerly Protein Technologies International, Inc.) dated 28 January 2005.

Operative Date means the date of this document.

Parties means Novogen and ADM.

1

Patent License Agreement means the Patent License Agreement between Novogen and Protein Technologies International Inc. dated 13 November 1997.

1.2	Definitions in Original Document

Unless expressed to the contrary, terms defined in the Original Document have the same meaning in this document.

1.3	Construction

Unless expressed to the contrary, in this document:

(a)	words in the singular include the plural and vice versa;

(b)	any gender includes the other genders;

(c)	if a word or phrase is defined its other grammatical forms have corresponding meanings;

(d)	“includes” means includes without limitation;

(e)	no rule of construction will apply to a clause to the disadvantage of a party merely because that party put forward the clause or would otherwise benefit from it; and

(f)	a reference to:

(i)	a person includes a partnership, joint venture, unincorporated association, corporation and a government or statutory body or authority;

(ii)	a person includes the person’s legal personal representatives, successors, assigns and persons substituted by novation;

(iii)	any legislation includes subordinate legislation under it and includes that legislation and subordinate legislation as modified or replaced;

(iv)	an obligation includes a warranty or representation and a reference to a failure to comply with an obligation includes a breach of warranty or representation;

(v)	a right includes a benefit, remedy, discretion or power;

(vi)	time is to local time in Sydney;

(vii)	“$” or “dollars” is a reference to Australian currency;

(viii)	this or any other document includes the document as novated, varied or replaced and despite any change in the identity of the parties;

(ix)	writing includes any mode of representing or reproducing words in tangible and permanently visible form, and includes fax transmissions;

2

(x)	any thing (including any amount) is a reference to the whole or any part of it and a reference to a group of things or persons is a reference to any one or more of them;

(xi)	this document includes all schedules and annexures to it; and

(xii)	a clause, schedule or annexure is a reference to a clause, schedule or annexure, as the case may be, of this document.

1.4	Headings

Headings do not affect the interpretation of this document.

2	Amendment and continuation

2.1	Amendment of Original Document

On and from the Operative Date, the Original Document is amended as follows:

(a)	the annual minimum payment schedule set forth in clause 3.01 (b)(xi-xiii) is deleted;

(b)	a new clause 3.01(ba) is inserted after clause 3.01(b) as follows:

3.01(ba)  A lump sum payment of US$2,900,000 (less any withholding tax payable by ADM) on or before 30 June 2011 as the full consideration for all unpaid amounts otherwise payable by ADM under clause 3.01until 31 May 2013. For the avoidance of doubt, royalty payments calculated in accordance with clause 3.01(c) are not payable for this period; and

(c)	clause 3.03 is deleted.

2.2	Original Document in full force and effect

The Original Document as amended by this document is and continues to be in full force and effect.

3	General

3.1	Legal costs of this document

Each Party must pay its own legal and other costs and expenses of negotiating, preparing, executing and performing its obligations under this document.

3.2	Counterparts

This document may consist of a number of counterparts and, if so, the counterparts taken together constitute one document.

3.3	Governing law and jurisdiction

(a)	This document is governed by and is to be construed in accordance with the laws applicable in New South Wales.

3

(b)
Each party irrevocably and unconditionally submits to the non-exclusive jurisdiction of the courts exercising jurisdiction in New South Wales and any courts which have jurisdiction to hear appeals from any of those courts and waives any right to object to any proceedings being brought in those courts.

3.4	Entire understanding

(a)	This document contains the entire understanding between the Parties as to the subject matter of this document.

(b)
All previous negotiations, understandings, representations, warranties, memoranda or commitments concerning the subject matter of this document are merged in and superseded by this document and are of no effect.  No Party is liable to any other Party in respect of those matters.

(c)	No oral explanation or information provided by any Party to another:

(i)	affects the meaning or interpretation of this document; or

(ii)	constitutes any collateral agreement, warranty or understanding between any of the Parties.

4

Executed as an agreement.

Executed by Novogen Limited	) )
/s/ Ronald L. Erratt Company Secretary/~~Director~~ Ronald L. Erratt Name of Company Secretary/~~Director~~ (print)		/s/ William D. Rueckert Director William D.Rueckert Name of Director (print)

Executed by Novogen Research Pty Limited	) )
/s/ Ronald L. Erratt Company Secretary/~~Director~~ Ronald L. Erratt Name of Company Secretary/~~Director~~ (print)		/s/ William D. Rueckert Director William D.Rueckert Name of Director (print)

Executed by Novogen Inc.	) )
/s/ Ronald L. Erratt Company Secretary/~~Director~~ Ronald L. Erratt Name of Company Secretary/~~Director~~ (print)		/s/ William D. Rueckert Director William D.Rueckert Name of Director (print)

Executed by ADM	) )
/s/ Greg Morris V.P. Oilseed Processing Greg Morris Name of V.P. Oilseed Processing (print)		/s/ Greg Dodson G.M. Natural Health + Nutrition Greg Dodson Name of G.M. Natural Health + Nutrition (print)

Exhibit 8.1

Company Subsidiaries

Novogen Limited is a company limited by shares and is incorporated and domiciled in Australia. Novogen Limited has prepared a consolidated financial report incorporating the entities that it controlled during the financial year ended June 30, 2011, which included the following:

Name of Entity	Country of Incorporation	Ownership %
Novogen Laboratories Pty Ltd	Australia	100
Novogen Research Pty Ltd	Australia	100
Novogen Inc	U.S.A.	100
Glycotex, Inc.	U.S.A.	80.7
Novogen Limited(U.K.)	U.K.	100
Novogen Canada Limited	Canada	100
Marshall Edwards, Inc.	U.S.A.	59.0
Marshall Edwards Pty Limited*	Australia	59.0

* Owned indirectly through Marshall Edwards, Inc.

Exhibit 12.1
Certification
Pursuant to Section 302
The Sarbanes-Oxley Act of 2002

I, Mark Hinze, certify that:

1.	I have reviewed this Annual Report on Form 20-F for the fiscal year ended June 30, 2011 (“Annual Report”) of Novogen Limited (the “Company”);

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

/s/ Mark Hinze

Mark Hinze
Acting Principal Executive Officer

Date: December 8, 2011

Exhibit 12.2
Certification
Pursuant to Section 302
The Sarbanes-Oxley Act of 2002

I, Mark Hinze, certify that:

1. I have reviewed this Annual Report on Form 20-F for the fiscal year ended June 30, 2011 (“Annual Report”) of Novogen Limited (the”Company”);

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

/s/ Mark Hinze

Mark Hinze
Chief Financial Officer

Date: December 8, 2011

Exhibit 13.1

Certification
Pursuant to Section 302
The Sarbanes-Oxley Act of 2002

Mark Hinze, Acting Principal Executive Officer and Chief Financial Officer of Novogen Limited, a New South Wales corporation (the “Company”), hereby certifies that:

(1)
The Company’s periodic report on Form 20-F for the period ended June 30, 2011 (the “Form 20-F”) fully complies with the requirements of section 13(a) of the Securities Exchange Act of 1934 as amended; and

(2)	The information contained in the Form 20-F fairly presents, in all material respects, the financial condition and results of operations of the Company.

*           *           *

Acting Principal Executive Officer

/s/ Mark Hinze
Mark Hinze

Date: December 8, 2011

Chief Financial Officer

/s/ Mark Hinze
Mark Hinze

Date: December 8, 2011