Form 20-F
period 2012-10-08
NOVOGEN LTD
filed 2012-10-29
CIK 1075880

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b)

OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]      ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934
            For the fiscal year ended June 30, 2012

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
Level 1, 1-7 Waterloo Road, North Ryde, New South Wales 2113, Australia
(Address of principal executive offices)
Securities registered or to be registered pursuant to Section 12(b) of the Act.
Ordinary Shares*
American Depositary Shares, each representing twenty-five Ordinary Shares
Securities registered or to be registered pursuant to Section 12(g) of the Act.
None
_____________________

*	Not for trading, but only in connection with the registration of American Depositary Shares.
________________________________

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
Not Applicable

The number of outstanding Ordinary Shares of the issuer as at June 30, 2012 was 103,805,676.

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

Yes         [  ]                                                      No        [X]

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F includes forward-looking statements, which involve a number of risks and uncertainties. These forward-looking statements can generally be identified as such because the context of the statement will include words such as “may,” “will,” “intend,” “plan,” “believe,” “anticipate,” “expect,” “estimate,” “predict,” “potential,” “continue,” “likely,” or “opportunity,” the negative of these words or other similar words. Similarly, statements that describe our future plans, strategies, intentions, expectations, objectives, goals or prospects and other statements that are not historical facts are also forward-looking statements. Discussions containing these forward-looking statements may be found, among other places, in “Business Overview” and “Operating and Financial Review and Prospects” in this Annual Report on Form 20-F. For such statements, we claim the protection of the Private Securities Litigation Reform Act of 1995. Readers of this Annual Report on Form 20-F are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the time this Annual Report on Form 20-F was filed with the Securities and Exchange Commission, or SEC. These forward-looking statements are based largely on our expectations and projections about future events and future trends affecting our business, and are subject to risks and uncertainties that could cause actual results to differ materially from those anticipated in the forward-looking statements. These risks and uncertainties include, without limitation, those discussed in “Risk Factors” and in “Operating and Financial Review and Prospects” of this Annual Report on Form 20-F. In addition, past financial or operating performance is not necessarily a reliable indicator of future performance, and you should not use our historical performance to anticipate results or future period trends. We can give no assurances that any of the events anticipated by the forward-looking statements will occur or, if any of them do, what impact they will have on our results of operations and financial condition. Except as required by law, we undertake no obligation to update publicly or revise our forward-looking statements to reflect events or circumstances that arise after the filing of this Annual Report on Form 20-F.

In this Annual Report on Form 20-F, “Novogen,” “Company,” “we,” “us” and “our” refer to Novogen Limited and its wholly owned subsidiaries on a consolidated basis, unless the context otherwise provides.

PART I

Item 1.                 Identity of Directors, Senior Management and Advisors

Item 1 details are not required to be disclosed as part of the Annual Report.

Item 2.                 Offer Statistics and Expected Timetable

Item 2 details are not required to be disclosed as part of the Annual Report.

Item 3.                 Key Information

Selected Financial Data

The selected financial data at June 30, 2012 and 2011 and for the years ended June 30, 2012, 2011 and 2010 have been derived from the Consolidated Financial Statements of the Company included in this Annual Report and should be read in conjunction with, and are qualified in their entirety by, reference to those statements and the notes thereto.

This financial report complies with International Financial Reporting Standards (IFRS) as adopted by the International Accounting Standards Board (IASB).

The Consolidated Financial Statements have been audited in accordance with the PCAOB auditing standards in the United States by the Company’s independent registered public accounting firm.

The Company’s fiscal year ends on June 30. As used throughout this Annual Report, the word “fiscal” followed by a year refers to the 12-month period ending on June 30 of that year. For example, the term “fiscal 2012” refers to the 12 months ended June 30, 2012. Except as otherwise indicated, all dollar amounts referred to in this Annual Report are at the consolidated level and exclude inter-company amounts.

Summary of Consolidated Statements of Comprehensive Income
(IFRS)

	2008		2009	2010	2011	2012	2012
	(A$'000)		(A$'000)	(A$'000)	(A$'000)	(A$'000)	(US$'000)

Revenue from continuing operations	-	*	2,504	1,784	2,025	1,513	1,549

Loss after tax from continuing operations	-	*	(21,932)	(15,814)	(10,946)	(8,742)	(8,948)

Profit/(loss) after tax from discontinuing operations	-	*	(1,855)	568	1,467	7,392	7,566

Net loss	(24,777)		(23,787)	(15,246)	(9,479)	(1,350)	(1,382)

Net profit/(loss) attributable to members of Novogen Limited	(20,264)		(18,928)	(12,345)	(6,498)	1,309	1,340

Basic and diluted earnings/(loss) per share from continuing operations (cents per share)	-	*	(16.8)	(12.6)	(7.8)	(5.9)	(6.0)
Basic and diluted earnings/(loss) per share from discontinuing operations (cents per share)	-	*	(1.8)	0.6	1.4	7.2	7.4
Basic and diluted earnings/(loss) per share (cents per share)	(20.8)		(18.6)	(12.1)	(6.4)	1.3	1.3

Weighted average number of Ordinary Shares used to calculate earnings per share	97,594,261		101,741,016	102,125,894	102,125,894	102,430,637	102,430,637

Number of outstanding Ordinary Shares at year end	97,594,261		102,125,894	102,125,894	102,125,894	103,805,676	103,805,676

* Comparative information for these periods cannot be provided without unreasonable effort or expense.

Summary of Consolidated Statements of Financial Position
(IFRS)

	2008	2009	2010	2011	2012	2012
	(A$'000)	(A$'000)	(A$'000)	(A$'000)	(A$'000)	(US$'000)

Cash and Cash Equivalents	35,386	33,338	15,131	6,016	8,348	8,545

Total Assets	43,401	37,842	19,290	12,727	8,985	9,197

Net Assets	35,637	28,773	13,176	4,420	5,113	5,234

Capital Stock	200,432	206,419	206,419	194,295	199,026	203,723

The Directors of Novogen Limited do not recommend the payment of a dividend at year end. During the year ended June 30, 2012, Novogen Limited distributed to its shareholders, by way of a dividend, 90% of the rights it received from its majority owned subsidiary, MEI Pharma, Inc. (“MEI”), under MEI’s rights offering which concluded in May, 2012. More information on the rights issue is included below under “corporate developments” contained in Item 4. No other dividends have been declared by the Company in the fiscal years included in this report.

The Company publishes its Consolidated Financial Statements expressed in Australian dollars. In this Annual Report, references to “U.S. dollars” or “US$” are to the currency of the United States of America (“U.S.”) and references to “Australian dollars” or “A$” are to the currency of Australia. For the convenience of the reader, this Annual Report contains translations of certain Australian dollar amounts into U.S. dollars at specified rates. These translations should not be construed as representations that the Australian dollar amounts actually represent such

U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. Unless otherwise stated, the translations of Australian dollars into U.S. dollars have been made at the rate of US$1.0236  = A$1.00, the noon market buying rate in New York City for cable transfers in Australian Dollars as certified for customs purposes by the Federal Reserve Bank of New York (the noon buying rate) on June 29, 2012. The noon buying rate on September 28, 2012 was US$1.0388 = A$1.00

Exchange Rates for the six months to September 2012
A$ versus US$

Month	High	Low
April	$1.0447	$1.0255
May	$1.0345	$0.9709
June	$1.0236	$0.9688
July	$1.0522	$1.0131
August	$1.0591	$1.0301
September	$1.0561	$1.0195

Exchange Rates for the Last Five Years A$ versus US$

Fiscal Year	Average
Ended June 30	Rate
2008	$0.8968
2009	$0.7455
2010	$0.8820
2011	$0.9904
2012	$1.0323

The Company is currently proposing an in specie distribution of the shares of MEI Pharma, Inc. (“MEI”) held by Novogen limited, which is subject to shareholder approval at an the Annual General Meeting of shareholders to be held on November 12, 2012. Separate explanatory materials have been distributed to shareholders for them to make an informed decision on the proposed transaction. This report has been prepared on the basis of the current business structure which includes the business and consolidated accounts of the Company’s majority owned subsidiary MEI. The MEI shares held by Novogen Limited are subject to the proposed in specie distribution to Novogen shareholders.

Risk Factors

Investment in our securities involves a high degree of risk. You should consider carefully the risks described below, together with other information in this Annual Report on Form 20-F and our other public filings, before making investment decisions regarding our securities. If any of the following events actually occur, our business, operating results, prospects or financial condition could be materially and adversely affected. This could cause the trading price of our common stock to decline and you may lose all or part of your investment. Moreover, the risks described below are not the only ones that we face. Additional risks not presently known to us or that we currently deem immaterial may also affect our business, operating results, prospects or financial condition.

The Company is currently proposing, subject to shareholder approval, an in specie distribution of its holdings of securities of MEI Pharma, Inc. (“MEI”), its majority-owned subsidiary, which comprise the Company’s principal assets.

The Company is currently proposing an in specie distribution of the shares of its majority-owned subsidiary, MEI, that the Company holds, which is subject to shareholder approval at the Annual General Meeting of shareholders to be held on November 12, 2012. Separate explanatory materials have been distributed to shareholders for them to make an informed decision on the proposed transaction. Following the sale of the glucan assets in August 2012 of the Company’s majority owned subsidiary, Glycotex, Inc., the securities of MEI are the Company’s principal remaining asset.

This annual report has been prepared on the basis of the current business structure which includes the business and consolidated accounts of the Company’s majority owned subsidiary MEI. If, however, the Company effects the in specie distribution of MEI shares currently contemplated, after obtaining the required shareholder approval, the Company would have no active operations and limited financial resources. As such, the Company may cease operations and depending on the applicable circumstances, including any merger transaction with an operating company, may constitute a “shell company”, which are subject to certain unfavorable requirements, under SEC and stock exchange rules.

There can be no assurance that the in specie distribution of MEI shares will be consummated, or the specific terms and conditions of any distribution that is consummated, whether or not shareholders approve such transaction. There are risks and uncertainties associated with any such potential transaction, or any other transactions the Company may consider, including a transaction such as that initially agreed and subsequently terminated with Kai Medical, any of which could result in a substantial decline in the trading price of the Company’s shares, which may result from the consummation, or the failure to consummate, any such transaction.

The Company is currently exploring various strategic alternatives involving assets comprising substantially all of its business.

The Company continues to explore opportunities to maximize value to its stakeholders, including, among other things, through reorganizations, recapitalizations, private placements, strategic alliances, joint ventures, acquisitions and dispositions potentially involving all types and combinations of equity, debt and other alternatives. In this regard, the Company is currently contemplating possible transactions which may involve the spin-off or sale of one or more businesses, transfers of various assets, possible distributions of MEI securities held by the Company, or other features. The assets involved in these transactions may include substantially all of the Company’s assets.

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

The Company's ability to continue as a going concern is uncertain as a result of the strategic options that are currently being explored and the potential that any new business in which the Company may choose to pursue may require additional future funding.

Following the planned in specie distribution of shares of MEI held by Novogen limited, which is subject to shareholder approval at an the Annual General Meeting of shareholders to be held on November 12, 2012, the Company will have no active operations and limited financial resources. Although the Company believes it will have sufficient cash resources to fund operations of the next twelve months, its future will be dependant on the result of the current options that are being explored for the future of the Company, as described above. If such a transaction is completed, the going concern of the Company will be dependent on the operations of the new business and we can not provide assurance that additional funding will not be required for the Company to continue as a going concern.

If the Company’s subsidiary MEI, cannot obtain additional funding, its product development and commercialization efforts may be reduced or discontinued and it may not be able to continue its operations.

MEI’s audited financial statements for the year ended June 30, 2012 were prepared under the assumption that it would continue its operations as a going concern.  Their independent registered public accounting firm has included a “going concern” explanatory paragraph in its report on MEI’s financial statements for the years ended June 30, 2012 and 2011 indicating that it had incurred recurring losses from operations and has no current source of revenues and limited sources of financing, and that these factors raise substantial doubt about its ability to continue as a going concern.  While MEI believe that its existing cash balances, which were approximately US$6.2 million as of June 30, 2012 will be sufficient to fund its operations until early calendar year 2013, it will need substantial additional funds to progress the clinical trial program for its drug candidates and to develop any additional compounds. MEI’s ability to raise additional funds is uncertain; such funds may not be available on acceptable terms, or at all.  In the event that MEI do not obtain additional capital, there is a substantial doubt of it being able to continue its operations as a going concern. If MEI cannot continue its operations as a going concern, stockholders would likely lose most or all of their investment in MEI and Novogen’s share price, as the current majority owner of MEI would be significantly impacted.

The Company has limited existing financial resources and will need substantial additional funds to progress the clinical trial program for MEI’s drug candidates ME-143, ME-344 and Pracinostat and to develop new compounds. The actual amount of funds MEI will need will be determined by a number of factors, some of which are beyond its control.

The Company has limited cash resources and liquidity. MEI will need substantial additional funds to progress the clinical trial program for its drug candidates ME-143, ME-344 and Pracinostat and to develop any additional compounds. The factors which will determine the actual amount of funds that MEI will need to progress the clinical trial programs for ME-143, ME-344 and Pracinostat may include the following:

•	the number of trials;
•	the number of sites included in the trials;
•	the length of time required to enroll suitable patients;
•	the number of patients who participate in the trials and the rate that they are recruited;
•	the number of treatment cycles patients complete while they are enrolled in the trials; and
•	the efficacy and safety profile of the product.

If MEI is unable to obtain additional funds on favorable terms or at all, it may be required to cease or reduce its operations. Also, if MEI raises more funds by selling additional securities, the ownership interests of holders of its securities, including Novogen, will be diluted.

Negative global economic conditions may pose challenges to our business strategy, which relies on access to capital from the markets or collaborators.

Negative conditions in the global economy, including credit markets and the financial services industry, have generally made equity and debt financing more difficult to obtain, and may negatively impact our ability to complete financing transactions. The duration and severity of these conditions is uncertain, as is the extent to which they may adversely affect our business and the business of current and prospective vendors and collaborators. If negative global economic conditions persist or worsen, we may be unable to secure additional funding to sustain our operations or to find suitable collaborators to advance our internal programs, even if we achieve positive results from our research and development efforts.

The Company has incurred operating losses since its inception, and is likely to incur operating losses for the foreseeable future.

The Company has incurred net losses of A$228,673,000 since its inception, including net losses of A$1,350,000, A$9,479,000 and A$15,246,000 for the years ended June 30, 2012, 2011, and 2010, respectively. The Company anticipates that it will incur operating losses and negative cash flow for the foreseeable future.

The results of pre-clinical studies and completed clinical trials are not necessarily predictive of future results, and the Company’s subsidiaries’ current drug candidates may not have favorable results in later studies or trials.

Pre-clinical studies and Phase I and Phase II clinical trials are not primarily designed to test the efficacy of a drug candidate, but rather to test safety, to study pharmacokinetics and pharmacodynamics, and to understand the drug candidate’s side effects at various doses and schedules. Favorable results in early studies or trials may not be repeated in later studies or trials, including continuing pre-clinical studies and clinical trials, and the Company’s drug candidates in later-stage trials may fail to show desired safety and efficacy despite having progressed through earlier-stage trials. Unfavourable results from ongoing pre-clinical studies or clinical trials could result in delays, modifications or abandonment of ongoing or future clinical trials, or abandonment of a clinical program. Pre-clinical and clinical results are frequently susceptible to varying interpretations that may delay, limit or prevent regulatory approvals or commercialization. Negative or inconclusive results or adverse medical events during a clinical trial could cause a clinical trial to be delayed, repeated or terminated, or a clinical program to be abandoned.

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

For example, any of the following factors may serve to delay, limit or prevent the final approval by regulatory authorities of the Company’s drug candidates for commercial use:

•
ME-143, ME-344 and Pracinostat are in the early stages of development, and the Company will need to conduct significant clinical testing to demonstrate safety and efficacy of these drug candidates before applications for marketing can be filed with the FDA, or with the regulatory authorities of other countries;

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

Even if the drug candidates obtain regulatory approval, resulting products may not gain market acceptance among physicians, patients, healthcare payers or the medical community. The Company believes that the degree of market acceptance and its ability to generate revenues from such products will depend on a number of factors, including, but not limited to:

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

The Company may not be able to establish the contractual arrangements necessary to develop, market and distribute the product candidates.

A key part of the Company’s business plan is to establish contractual relationships with strategic partners. The Company must successfully contract with third parties to package, market and distribute its product candidates.

Potential partners may be discouraged by the Company’s limited operating history.

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

The development of drug candidates is highly competitive. A number of other companies have products or drug candidates in various stages of pre-clinical or clinical development that are intended for the same therapeutic indications for which the Company’s drug candidates are being developed. Some of these potential competing drugs are further advanced in development than the Company’s drug candidates and may be commercialized sooner. Even if the Company is successful in developing effective drugs, its compounds may not compete successfully with products produced by its competitors.

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

The trading price of the Company’s ordinary shares and American Depository Receipts (“ADRs”) could decline in value if the trading price of the shares of common stock of its listed subsidiary company, MEI, declines.

Novogen currently owns 67.3% (if the preference shares held were converted) of its subsidiary MEI, whose shares are currently traded on the Nasdaq Capital Market. If the trading price of MEI’s shares declines or its business does not achieve its objectives or its product development program is delayed, it could have an adverse affect on Novogen’s share price.

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

In addition, under Nasdaq rules, companies listed on the Nasdaq Capital Market are required to maintain a share price of at least US$1.00 per share and if the share price declines below US$1.00 for a period of 30 consecutive business days, then the listed company would have 180 days to regain compliance with the US$1.00 per share minimum. In the event that the Company’s share price declines below US$1.00, it may be required to take action, such as a reverse stock split, in order to comply with the Nasdaq rules that may be in effect at the time.

The MEI common stock held by the Company, in respect of which the Company is currently proposing, subject to shareholder approval, to make an in specie distribution, has experienced highly volatile trading prices in response to various factors, and is currently trading at low levels, and may be delisted from Nasdaq.

The MEI common stock held by the Company in respect of which the Company is currently proposing, subject to shareholder approval, to make an in specie distribution, has experienced highly volatile trading prices in response to various factors and may continue to do so. MEI common stock is currently trading at low share price levels.

MEI has not been in compliance with Nasdaq’s US$1.00 per share minimum bid price requirement and intends to effect a one-for-ten reverse stock split in order to regain compliance with the minimum closing bid price requirements. On September 25, 2012, MEI’s board of directors approved, subject to stockholder approval, an amendment to MEI’s Restated Certificate of Incorporation to effect a one-for-ten reverse stock split (the “Reverse Stock Split”). On September 27, 2012, the Company, as the holder of a majority of MEI’s outstanding common stock, executed a written consent approving the amendment, which approval will become effective 20 days after MEI has mailed a definitive information statement to its stockholders; however, there can be no assurance that the Reverse Stock Split will be consummated or that it will achieve its intended effects. MEI has reserved the right, in its discretion, to abandon the Reverse Stock Split at any time prior to filing the amendment with the Delaware Secretary of State.

In addition, under Nasdaq rules, MEI is required to maintain minimum stockholders’ equity of US$2.5 million. If MEI’s stockholders’ equity falls below US$2.5 million, MEI would have 45 calendar days from the date of notification by Nasdaq to submit a plan to regain compliance. If the plan is accepted, Nasdaq can grant an extension of up to 180 calendar days from the date of the original notification for MEI to evidence compliance with this requirement.

If MEI is not able to comply with the listing standards of the Nasdaq Capital Market, MEI’s common stock will be delisted from Nasdaq and an associated decrease in liquidity in the market for MEI’s common stock will occur.

Item 4.                 Information on the Company

History and development of the Company

Novogen Limited, a public company limited by shares, was incorporated in March 1994 under the jurisdiction of the laws of New South Wales, Australia. Novogen is registered and operates under the Australian Corporations Act. Novogen has its registered office at Level 1, 1-7 Waterloo Rd, North Ryde, New South Wales 2113. Its telephone number and other contact details are: Phone 61-2-9878-0088; Fax 61-2-9878-0055; and website, www.novogen.com (the information contained in the website does not form part of the Annual Report). The Company’s Ordinary Shares are listed on the Australian Stock Exchange (“ASX”) under the symbol “NRT” and its ADRs, each representing twenty-five ordinary shares, trade on the Nasdaq Capital Market under the symbol “NVGN”. The Company’s agent in the U.S. for ADR’s is the Bank of New York, 101 Barclay Street 22W New York, N.Y. 10286.

Capital expenditures
The Company made no major investments of a capital nature during fiscal 2012, 2011 or 2010.

Business overview

Nature of the Business

The Company is a pharmaceutical company which has been involved in the discovery, development, manufacture and marketing of products based on the emerging field of isoflavonoid technology. The Company’s product development program, which it conducts through its subsidiary MEI Pharma, Inc. (“MEI”), embraces a novel range of pharmaceuticals based on the field of isoflavonoid technology and on compounds known as isoflavones. Pending the current proposed transactions detailed below, the Company’s strategy is to continue to advance its research and development, through its subsidiary MEI, in more advanced pharmaceuticals in the area of human phenolic compound technology with a focus on progressing the development of drug candidates in the field of oncology.

The Company is currently proposing an in specie distribution of the shares of MEI held by Novogen Limited, which is subject to shareholder approval at an the Annual General Meeting of shareholders to be held on November 12, 2012. Separate explanatory materials have been distributed to shareholders for them to make an informed decision on the proposed transaction. This report has been prepared on the basis of the current business structure which includes the business and consolidated accounts of the Company’s majority owned subsidiary MEI. The MEI shares held by Novogen Limited are subject to the proposed in specie distribution to Novogen shareholders.

Following the planned in specie distribution of shares of MEI held by Novogen limited the Company will have no active operations and limited financial resources. The Company is currently exploring various strategic alternatives involving assets comprising substantially all of its business.

Corporate developments

Novogen

Board of Directors
On May 25, 2012, Mr John O’Connor was appointed to the Board following the resignation of Mr Peter Scutt. Mr O’Connor brings broad financial experience and expertise to the Board. More information on each of the Directors is contained under the item “Directors” commencing on page 41.

Investment in MEI Pharma, Inc.
During the year ended June 30, 2012, Novogen continued its support of its majority owned subsidiary MEI through a number of cash investments to support the continued development of MEI’s drug development programs.

In September 2011, Novogen Limited purchased common stock of MEI in a private placement for a total investment of US$2 million through the purchase of 1,333,333 common shares.

In December 2011 Novogen Limited made an additional investment of US$2 million in MEI with the purchase of 1,941,747 common shares.

Following approval by its shareholders at an Extraordinary General Meeting held on May 7, 2012, Novogen Limited invested a further US$4 million in MEI under the MEI rights offering (described in more detail below) with the purchase of 8,988,674 units, amounting to 4,494,337 common shares and warrants to purchase 2,247,168 common shares at a price of US$1.19 per share. These warrants will expire in May 2017. Novogen owned 63.5% of MEI at June 30, 2012.

Sale of OTC business
On August 1, 2011 Novogen completed the sale of its consumer products business to Pharm-a-Care Laboratories Pty Limited for a total sale price of A$10.1 million. The sale of the consumer business follows the review by the Board of the Company of the strategic alternatives for its consumer products business. While this business had grown over the preceeding 12 months and was profitable, it did not fit with the Company’s longer term focus on therapeutic drug development programs primarily, through the Company’s majority owned subsidiaries MEI and Glycotex.

Building Lease Assignment
Following the transition of the research and development function of MEI to the US and the sale of the consumer business, the Company sought alternative arrangements to utilise the excess space in the building it had leased in North Ryde. In June 2012 the Company assigned its lease obligations for the North Ryde premises and relocated to a smaller office in North Ryde.

Nox Technology Investment Disposal
During the year ended June 30, 2012 the Company disposed of its investment in Nox Technology, Inc for total profit of A$0.2 million.

Glycotex, Inc.
On January 25, 2012, Novogen offered to purchase the shares held by the minority shareholders in Glycotex, Inc. (“Glycotex”) in exchange for issuing Novogen Limited shares. The offer was based on issuing three Novogen shares for every share held in Glycotex. Novogen issued 1,429,782 shares as a result of this offer and currently owns 99.7% of Glycotex following this transaction.

The glucan technology assets, previously being developed by Glycotex, Inc., were sold to TR Therapeutics, Inc., a privately held US corporation, on August 16, 2012.

MEI Pharma, Inc.

Capital Raising

May 2011 Private Placement
On May 16, 2011, MEI entered into an Amended and Restated Securities Purchase Agreement (the “Amended Securities Purchase Agreement”) with certain accredited investors pursuant to which MEI agreed to issue and sell to the investors certain shares of MEI’s common stock, and warrants to purchase additional shares of common stock. Pursuant to the Amended Securities Purchase Agreement, in May 2011 MEI issued to the investors: (i) 835,217 shares (the “Initial Shares”) of common stock, at a purchase price of US$1.333 per share; (ii) series A warrants (the “Series A warrants”) which initially represented the right to purchase up to 626,413 shares of common stock, up to a maximum of 2,250,564 shares; and (iii) series B warrants (the “Series B warrants”) which initially represented the right to purchase up to 2,165,534 shares of common stock in MEI. In addition, MEI agreed to issue certain additional shares of common stock (the “Adjustment Shares”) to the extent the price of the common stock was below US$1.333 per share, but greater than or equal to US$0.75 per share, on certain dates (“Adjustment Dates”) during the period ending June 26, 2012, including as a result of a subsequent offering by MEI of its securities at a price below the purchase price of the Initial Shares. The number of Adjustment Shares issuable was initially limited to 649,242, subject to proportionate increases to the extent the Series B warrants have been exercised prior to the applicable Adjustment Date, up to a maximum of 2,332,583 shares. If the trading price of MEI’s common stock was below US$0.75 per share on any Adjustment Date, MEI would, in addition to issuing the applicable number of Adjustment Shares, refund to the investors an amount per share of its common stock received by the investors in the transaction equal to the difference between US$0.75 and the price of the common stock on such Adjustment Date. The transactions contemplated by the Amended Securities Purchase Agreement are referred to as the May 2011 private placement. Upon the closing of the May 2011 private placement, MEI also issued warrants to the placement agent for the purchase of up to 210,053 shares of MEI common stock, which warrants were exercisable on the same terms as the Series A warrants.

On December 29, 2011, MEI issued an aggregate of 667,272 Adjustment Shares to the investors in accordance with the calculation of the applicable price, based on the trading price of MEI’s common stock, with respect to the first Adjustment Date. Additionally, on December 29, 2011, MEI issued an aggregate of 245,700 Adjustment Shares to the investors in connection with the private placement of common stock to Novogen that closed on December 29, 2011.

Terms of Series A and Series B Warrants
The Series A warrants became exercisable on the six month anniversary of the May 18, 2011 closing of the May 2011 private placement. The Series A warrants will expire on the fifth anniversary of the date on which the Series A warrants first became exercisable. Prior to the amendment of the warrant terms in September 2011 in conjunction with the Supplemental Agreement, as defined and described below, the Series A warrants were initially exercisable at an exercise price of US$1.57 per share, subject to adjustment as provided in the Series A warrant agreements. Under the terms of the warrant agreements, the number of shares of common stock issuable upon exercise of the Series A warrants would be increased by an amount equal to 75% of the number of shares of common stock issued upon each exercise of the Series B warrants.

Prior to the amendment of the warrant terms in September 2011 in conjunction with the Supplemental Agreement, as described below, the initial exercise price per share of the Series B warrants was equal to the lower of (i) US$1.333, and (ii) 85% of the arithmetic average of the lowest eight weighted average prices of MEI’s common stock during the 20 consecutive trading day period in the case of a voluntary exercise by the holders, ending on the trading day immediately preceding the date of delivery of a notice of exercise.

In July and August 2011, the investors exercised an aggregate of 1,294,000 Series B warrants for 1,294,000 shares of MEI’s common stock. MEI received net proceeds of US$1,094,000 in conjunction with the exercise of the Series B warrants. Pursuant to the terms of the Amended Securities Purchase Agreement, an additional 970,500 Series A warrants became exercisable as a result of these Series B warrant exercises.

Supplemental Agreement
On September 28, 2011, MEI entered into a Supplemental Agreement (the “Supplemental Agreement”) with each of the investors party to the Amended Securities Purchase Agreement.

Pursuant to the Supplemental Agreement, each of the Series A warrants and the Series B warrants issued pursuant to the Amended Securities Purchase Agreement were amended and restated (the “Amended Series A Warrants” and “Amended Series B Warrants”, respectively). The exercise price of each of the Series A warrants and Series B warrants was reduced to US$1.00 per share. As amended, the exercise price of the Amended Series A Warrants is no longer subject to further adjustment upon the occurrence of certain events, including the subsequent sale or deemed sale by MEI of shares of its common stock at a price per share below the exercise price of the Amended Series A Warrants; however, the Amended Series A Warrants continue to provide for certain customary anti-dilution adjustments.

The Series B warrants were amended to permit the exercise of such warrants on a cashless basis. Pursuant to the terms of the Supplemental Agreement, on September 28, 2011, the investors exercised, on a cashless basis, the Amended Series B Warrants for all of the remaining shares of common stock for which such Amended Series B Warrants were exercisable, resulting in the issuance by MEI of an aggregate of 305,603 shares of its common stock. As of September 28, 2011, there were no remaining outstanding Series B warrants.

The Supplemental Agreement also effected certain amendments to the Amended Securities Purchase Agreement, including the extension, through September 28, 2013, of the period during which the investors have the right to participate in subsequent equity offerings of MEI. In connection with the amendments described above, MEI made cash payments to the investors in an aggregate amount of US$365,000.

Derivative Liabilities
The Company accounted for the Series A and B warrants and the Adjustment Shares feature pursuant to the Amended Securities Purchase Agreement in accordance with accounting guidance for derivatives. Additionally, the Company determined that the Adjustment Shares feature, as specified in the Amended Securities Purchase Agreement, resulted in an embedded derivative. As a result of amending the Series A and Series B warrant terms pursuant to the Supplemental Agreement, and the exercise of the Amended Series B Warrants, as described above, the Series A and Series B warrants are no longer considered to be derivatives as of September 30, 2011. As a result of MEI’s completion of its contractual obligations under the Amended Securities Purchase Agreement related to the issuance of Adjustment Shares, the Company had no remaining derivative liabilities as of June 30, 2012.

Rights Offering
On March 26, 2012, MEI’s registration statement on Form S-1, filed with the Securities and Exchange Commission, became effective. The Form S-1 was filed in connection with MEI’s rights offering (“Rights Offering”) to its existing stockholders and to holders of MEI’s Series A warrants issued in connection with the May 2011 private placement. Pursuant to the Rights Offering, MEI distributed one subscription right for each share of its common stock and each Series A warrant exercisable for a share of its common stock to holders of record as of March 30, 2012. Each subscription right entitled the holder to purchase one Unit, which consisted of 0.5 shares of MEI’s common stock and a warrant to purchase 0.25 shares of MEI’s common stock.

For every two Units purchased in the Rights Offering, stockholders received one share of common stock in MEI for a purchase price of US$0.89 per share, which represented a 10 percent discount to the volume-weighted average price of MEI’s common stock for the 30 consecutive trading days ending on, and inclusive of, March 13, 2012, and warrants to purchase one-half of one share of MEI’s common stock with an exercise price of US$1.19 per share, which represented a 20 percent premium to the volume-weighted average price of MEI’s common stock during the same period. The warrants are exercisable for a five-year period beginning on May 11, 2012.

The Rights Offering also included an over-subscription privilege, which entitled stockholders to purchase additional Units that remained unsubscribed at the expiration of the Rights Offering.

The subscription period expired on May 11, 2012. Eligible participants exercised subscription rights to purchase 11,660,606 Units under the offering, including 8,988,675 Units purchased by Novogen Limited (described above). Based on the irrevocable exercise of the subscription rights, MEI issued 5,830,202 shares of its common stock and warrants to purchase 2,915,152 shares upon exercise of the warrants (subject to adjustment for fractional shares). Gross proceeds of US$5.2 million were received by MEI in connection with the Rights Offering.

Clinical development or product candidates

The Company’s clinical development program was conducted through Novogen’s subsidiaries MEI and Glycotex. MEI runs the Company’s oncology drug development program and Glycotex had been developing the Glucan based wound healing technology.

MEI Clinical Product Development Programs

MEI’s pipeline of drug candidates is derived from an isoflavone technology platform that has generated a number of compounds with potential anti-tumor activity. Through laboratory studies these compounds have been shown to interact with specific targets resulting in the inhibition of tumor metabolism, a function critical for cancer cell survival. MEI’s lead programs focus on two families of compounds with related but distinct mechanisms of action: NADH oxidase inhibitors and mitochondrial inhibitors.

NADH Oxidase Inhibitors

MEI’s most advanced program is a family of isoflavone compounds that includes Phenoxodiol, a first-generation compound that has been investigated in multiple human clinical studies, and a next-generation compound and lead drug candidate ME-143. ME-143 in particular has demonstrated robust anti-tumor activity in pre-clinical laboratory studies and is currently under evaluation in human clinical studies.

First Generation: Phenoxodiol
Phenoxodiol has been administered to more than 400 patients in clinical studies via oral or intravenous routes and appears to be well tolerated with an acceptable toxicity profile. In a Phase II clinical trial of intravenously administered Phenoxodiol in combination with platinum-based chemotherapy in women with recurrent ovarian cancer, a clinical response was observed in 19% of patients (three out of 16). These results were published in the May 2011 issue of International Journal of Gynecological Cancer. However, in a Phase III clinical trial of orally administered Phenoxodiol in combination with platinum-based chemotherapy in women with advanced ovarian cancer resistant or refractory to platinum-based drugs, a clinical response was observed in less than 1% of patients (one out of 142).

Pharmacokinetic studies suggest that significantly higher blood plasma levels of active drug are measured when isoflavone compounds are administered intravenously versus orally. As a result of these findings and the clinical experience to date, MEI is actively pursuing the clinical development of its next-generation compounds using an intravenous formulation.

Lead Drug Candidate: ME-143
ME-143 is a next-generation analogue of Phenoxodiol. Pre-clinical laboratory studies show that ME-143 demonstrates enhanced anti-tumor activity against a broad range of tumor cell lines when used alone or in combination with platinum-based chemotherapy when compared to Phenoxodiol. As a result, ME-143 was selected as MEI’s lead drug candidate for the NADH oxidase inhibitor program.

In September 2011, MEI initiated a Phase I open label, multi-center, dose escalation trial of ME-143 in patients with refractory solid tumors following the approval of an Investigational New Drug (“IND”) application by the US Food and Drug Administration (“FDA”). This clinical trial, conducted in collaboration with the Sarah Cannon Research Institute, was designed to evaluate the safety and tolerability of intravenous ME-143 and characterize its pharmacokinetic profile.

Results from a Phase I clinical trial of intravenous ME-143 were presented at the American Society of Clinical Oncology Annual Meeting in June 2012. A total of 15 patients were enrolled in escalating dose cohorts of 2.5 mg/kg, 5 mg/kg, 10 mg/kg and 20 mg/kg. With the exception of a serious infusion reaction in one patient at the highest dose level, ME-143 was generally well tolerated with minimal toxicity in heavily treated patients. The maximum tolerated dose was defined as 20 mg/kg. In addition, the pharmacokinetic profile of intravenous ME-143 resulted in drug levels that were approximately 30 times higher than the expected exposure achieved in a Phase II trial of intravenous Phenoxodiol in combination with platinum-based chemotherapy in women with platinum-resistant ovarian cancer.

MEI is now preparing for a randomized, placebo-controlled Phase II clinical trial of intravenous ME-143 in combination with gemcitabine and carboplatin, a platinum-base chemotherapy, in women with triple-negative breast cancer. Triple-negative accounts for 10-20% of all breast cancers and refers to a subgroup of breast cancers that do not express estrogen receptors, progesterone receptors or human epidermal growth factor receptor 2 (HER2). Therefore, women with triple-negative breast cancer generally do not respond to targeted therapies, leaving chemotherapy as a standard treatment option. MEI expects to begin enrolling patients in this trial during the first quarter of calendar year 2013.

Program 2: Mitochondrial Inhibitors

MEI’s mitochondrial inhibitor program consists of a family of compounds that includes NV-128, a first-generation compound that has shown activity against a broad range of cancers in laboratory research studies, including chemotherapy-resistant ovarian cancer cell lines, and a next-generation compound and lead drug candidate ME-344.

ME-344 appears to be significantly more active than NV-128 in pre-clinical studies and is currently being investigated in human clinical studies.

First Generation: NV-128
NV-128 is a novel mitochondrial inhibitor which has been shown in pre-clinical laboratory studies to disrupt mitochondrial function and induce cancer cell death by two distinct mechanisms; 1) through the induction of DNA fragmentation, and 2) through the process of destructive autophagy, wherein a cell consumes itself. Structurally, NV-128 is an analogue of Phenoxodiol, but, in contrast, uses different molecular mechanisms to promote the death of cancer cells.

NV-128 has shown activity in pre-clinical models against a broad range of cancers. Administration of NV-128 to cancer cells has been shown to induce a rapid loss of cellular energy resulting in the inhibition of both mammalian target of rapamycin (mTOR1 and mTOR2) pathways, which are suggested to be central to the aberrant proliferative capacity of both mature cancer cells and cancer stem cells. Results from an ongoing collaboration with Dr. Gil Mor at the Yale University School of Medicine’s Department of Obstetrics, Gynecology and Reproductive Sciences, have demonstrated that NV-128 is active against chemotherapy-resistant ovarian tumor cells in laboratory studies. In April 2011, his colleague Dr. Ayesha Alvero presented data at the American Association for Cancer Research Annual Meeting from a pre-clinical study of NV-128 demonstrating its ability to induce mitochondrial instability, ultimately leading to cell death in otherwise chemotherapy-resistant ovarian cancer stem cells. These results were later published in the August 2011 issue of Molecular Cancer Therapeutics.

Lead Drug Candidate: ME-344
ME-344 is a next-generation analogue and active metabolite of NV-128. In pre-clinical laboratory studies, ME-344 has demonstrated superior anti-tumor activity against a broad panel of human cancer cell lines compared to NV-128. MEI received FDA approval of an IND application for ME-344 in April 2012 and initiated a Phase I clinical trial of intravenous ME-344 in patients with solid refractory tumors shortly thereafter.

The Phase I clinical trial is evaluating the safety and tolerability of intravenous ME-344 in escalating dose cohorts of 1.2 mg/kg, 2.5 mg/kg, 5 mg/kg, 10 mg/kg and 20 mg/kg. In addition, the trial is designed to characterize the pharmacokinetic profile of ME-344 and describe any preliminary clinical anti-tumor activity observed. Patients in the trial are administered intravenous infusions of ME-344 once weekly for three weeks and, after safety assessment, may continue weekly dosing if a clinical benefit is determined. The trial is expected to enroll up to 24 patients with final safety and pharmacokinetic data expected in the second quarter of calendar year 2013.

Glycotex Clinical Product Development Programs

The investigational product candidate GLYC-101 Gel, being developed by the Company’s US subsidiary Glycotex, Inc. (“Glycotex”), is intended to stimulate and modulate the natural cascade of wound healing activities in several cell populations. The product candidate is a topical glucan gel formulation to be applied directly on the wound surface. The strategic priorities for GLYC-101 include wound healing following laser ablation, burn wounds, surgical wounds, venous ulcers and diabetic ulcers.

The Company has made the strategic decision this year to focus its resources on the oncology drug development program conducted by its subsidiary MEI. Therefore there have not been any advancements in the glucan development during the last 12 months.

The Company reached an agreement to terminate Glycotex’s Chief Executive Officer’s employment effective May 31, 2012 and has been evaluating a number of strategic options to best utilise the glucan technology. The Company signed an agreement to dispose of the glucan assets on July 27, 2012 for total cash proceeds of A$0.15 million.

Consumer health care

The Company launched its first dietary supplement product, Promensil, in September 1997 in Australia.

Promensil and Trinovin are “dietary supplements” that deliver standardized levels of all four isoflavones — daidzein, genistein, formononetin and biochanin. In addition, the Company introduced dietary supplement line extensions including Promensil Vitality and Promensil Double Strength.

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

On August 1, 2011 Novogen completed the sale of its consumer products business to Pharm-a-Care Laboratories Pty Limited for a total sale price of A$10.1 million.

The following table is an analysis of revenue from sales and other sources during the past three fiscal years, up to the date the consumer business was sold, by categories of activity and by geographical market. Other revenue consists principally of interest income and royalty receipts.

Category of Activity

	2010	2011	2012
	(A$'000)	(A$'000)	(A$'000)

Revenue from sale of goods	7,983	10,843	988

Other revenue	1,925	2,535	1,556

Total Revenue	9,908	13,378	2,544

Geographical Markets

	2010	2011	2012
	(A$'000)	(A$'000)	(A$'000)

Revenue from sale of goods

Australasia	3,955	3,793	730

Europe	2,240	2,367	87

North America	1,788	1,778	171

South America	-	2,905	0

	7,983	10,843	988

Other revenue

Australasia	1,824	2,404	1,421

Europe	2	-	-

North America	99	131	135

	1,925	2,535	1,556

Total Revenue	9,908	13,378	2,544

Source and Availability of Raw Materials

 Phenolic Pharmaceutical Compounds

The Company has taken the strategic decision not to manufacture compounds for clinical trials or commercial scale Active Pharmaceutical Ingredients (API) for its drug candidates, including ME-143, ME-344 and Pracinostat as these can be more economically supplied by third parties with particular expertise in this area.

 Raw Material License

On September 28, 2012, MEI entered into a License Agreement (the “License Agreement”) with CyDex Pharmaceuticals, Inc. (“CyDex”). Under the License Agreement, CyDex granted to the MEI an exclusive, non-transferable license to intellectual property rights relating to Captisol® for use with the MEI’s two lead isoflavone-based drug compounds.

Captisol has been shown to enhance the solubility, stability and bioavailability of drug formulations and is currently used in FDA approved drugs by several other pharmaceutical companies.

The License Agreement will continue in effect on a country-by-country basis until the later of (a) the fifth anniversary of the first commercial sale of a Licensed Product (anywhere in the world) or (b) the date as of which a license for the use of Captisol, as contemplated by the License Agreement, is no longer required in such country in order to avoid infringing applicable intellectual property rights. MEI may terminate the License Agreement for convenience at any time upon 90 days’ prior written notice to CyDex. Either party may also terminate the License Agreement upon the breach by the other party of any material term of the License Agreement which is not cured, upon notice, within 60 days (or 10 days with respect to any payment obligation).

Contemporaneously with the License Agreement, MEI and CyDex entered into a commercial supply agreement (the “Supply Agreement”) pursuant to which MEI agreed to purchase 100% of its requirements for Captisol from CyDex. The Supply Agreement will terminate on the earlier of the termination of the License Agreement in its entirety or 90 days after MEI provides CyDex with written notice of its intent to terminate the Supply Agreement. Either party may also terminate the Supply Agreement upon any breach by the other party of the Supply Agreement which is not cured, upon notice, within 60 days (or 10 days with respect to any payment obligation).

Patent Protection

The most important area of the intellectual property (“IP”) of the Company is the Company’s discovery that isoflavonoid-derived phenolic compounds have biological activity. This is the basis of the Company’s drug development program. A number of these phenolic compounds have been identified by the Company as offering significant commercial potential as new pharmaceuticals and these are currently under development. The Company has multiple PCT (Patent Cooperation Treaty) applications pending relating to these compounds and a wide range of therapeutic indications.

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

The areas with expanding patent cover include novel dimeric and novel aminated isoflavones, isoflavone formulations and various uses and combined isoflavone/ chemotherapy and isoflavone/radiotherapy treatments.

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

In 2011 the Company renegotiated the licence agreement in place with ADM. The result was that in July 2011 the Company received  an upfront cash payment of US$2.9 million (less any withholding tax payable) as the full consideration for all unpaid amounts otherwise payable by ADM for the period to May 31, 2013. This upfront payment is being recognised as income over the period to which it relates.

In connection with agreement, the Company recognized royalty income from ADM of A$1.2 million and A$1.7 million in fiscal years 2012 and 2011, respectively.

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

U.S. Regulatory Requirements

The FDA regulates and impose substantial requirements upon the research, development, pre-clinical and clinical testing, labeling, manufacture, quality control, storage, approval, advertising, promotion, marketing, distribution, import and export of pharmaceutical products including drugs and biologics, as well as significant reporting and record-keeping obligations. State governments may also impose obligations in these areas.

In the U.S., pharmaceutical products are regulated by the FDA under the Federal Food, Drug, and Cosmetic Act or FDCA, other laws including in the case of biologics, the Public Health Service Act and the acts’ implementing regulations.. The Company believes, but cannot be certain, that its products will be regulated as drugs by the FDA. The process required by the FDA before drugs may be marketed in the U.S. generally involves the following:

•
pre-clinical laboratory evaluations, including formulation and stability testing, and animal tests performed under the FDA’s Good Laboratory Practices regulations to assess pharmacological activity and toxicity potential;

•
submission and approval of an Investigational New Drug Application, or IND, including results of pre-clinical studies, clinical experience, manufacturing information, and protocols for clinical tests, which must become effective before clinical trials may begin in the U.S.;

•	obtaining approval of Institutional Review Boards, or IRBs, to administer the products to human subjects in clinical trials;

•	adequate and well-controlled human clinical trials to establish the safety and efficacy of the product for the product’s intended use;

•	development of manufacturing processes which conform to FDA current Good Manufacturing Practices, or cGMPs, as confirmed by FDA inspection;

•	submission of results for pre-clinical and clinical studies, and chemistry, manufacture and control information on the product to the FDA in a New Drug Approval Application, or NDA; and

•	FDA review and approval of an NDA, prior to any commercial sale, promotion or shipment of a product.

The testing and approval process requires substantial time, effort, and financial resources, and the Company cannot be certain that any approval will be granted on a timely basis, if at all.

The results of the pre-clinical studies, clinical experience together with initial specified manufacturing information, the proposed clinical trial protocol, and information about the participating investigators are submitted to the FDA as part of an IND, which must become effective before the Company may begin human clinical trials in the U.S. Additionally, an independent Institutional Review Board (“IRB”) must review and approve each study protocol and oversee conduct of the trial. An IND becomes effective 30 days after receipt by the FDA, unless the FDA, within the 30-day period, raises concerns or questions about the conduct of the trials as outlined in the IND and imposes a clinical hold. If the FDA imposes a clinical hold, the IND sponsor must resolve the FDA’s concerns before clinical trials can begin. Pre-clinical tests and studies can take several years to complete, and there is no guarantee that an IND submitted, based on such tests and studies, will become effective within any specific time period, if at all.

Human clinical trials are typically conducted in three sequential phases that may overlap.

•
Phase I: The drug is initially introduced into healthy human subjects or patients and tested for safety and dosage tolerance. Absorption, metabolism, distribution, and excretion testing, among other tests, are generally performed at this stage. These studies may also provide early evidence of effectiveness.

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

•
Phase III: When Phase II studies demonstrate that a specific dosage range of the drug is likely to be effective and the drug has an acceptable safety profile, controlled, large-scale therapeutic Phase III trials are undertaken at multiple study sites to demonstrate clinical efficacy and to further test for safety in an expanded patient population. These studies are used to evaluate the overall benefit – risk relationship of the drug and provide a basis for physician labelling.

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

Each NDA must be accompanied by a user fee, pursuant to the requirements of the Prescription Drug User Fee Act, or PDUFA, and its amendments. According to the FDA’s fee schedule, effective on October 1, 2012 for the fiscal year 2013, the user fee for an application requiring clinical data, such as an NDA, is US$1,958,800. The FDA adjusts the PDUFA user fees on an annual basis. PDUFA also imposes an annual product fee for prescription drugs and biologics (US$98,380), and an annual establishment fee (US$526,500) on facilities used to manufacture prescription drugs and biologics. A written request can be submitted for a waiver under certain circumstances. Waivers may be possible for the application fee for the first human drug application that is filed by a small business, as defined by the FDCA, but there are no small business waivers for product or establishment fees. Waivers may also be possible for one or more fees, upon written request, when a waiver or reduction is necessary to protect the public health, the user fees would present a significant barrier to innovation, or the fees are anticipated to exceed the present or future costs incurred by FDA. The Company is not at the stage of development with its products where it is subject to these fees, but they are significant expenditures that may be incurred in the future and must be paid at the time of application submissions to FDA.

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

After product approval, there are continuing significant regulatory requirements imposed by the FDA, including record-keeping requirements, obligations to report adverse events in patients using the products, and restrictions on advertising and promotional activities. Quality control and manufacturing procedures must continue to conform to cGMPs, and the FDA periodically inspects facilities to assess cGMP compliance. Additionally, post-approval changes in ingredient composition, manufacturing processes or facilities, product labelling, or other areas may require submission of a NDA Supplement to the FDA for review and approval. New indications will require additional clinical studies and submission of a NDA Supplement. Failure to comply with FDA regulatory requirements may result in an enforcement action by the FDA, including Warning Letters, product recalls, suspension or revocation of product approval, seizure of product to prevent distribution, impositions of injunctions prohibiting product manufacture or distribution, and civil and criminal penalties. Maintaining compliance is costly and time-consuming. The Company cannot be certain that it, or its present or future suppliers or third-party manufacturers, will be able to comply with all FDA regulatory requirements, and potential consequences of noncompliance could have a material adverse impact on it’s business prospects.

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

The FDCA includes provisions designed to facilitate the development and expedite the review of drugs and biological products intended for treatment of serious or life-threatening conditions that demonstrate the potential to address unmet medical needs for such conditions. These provisions set forth a procedure for designation of a drug as a “fast track product”. The fast track designation applies to the combination of the product and specific indication for which it is being studied. A product designated as fast track is ordinarily eligible for additional programs for expediting development and review, but products that are not in fast track drug development programs may also be able to take advantage of these programs if they meet the necessary requirements. These programs include priority review of NDAs and accelerated approval. Drug approval under the accelerated approval regulations may be based on evidence of clinical effect on a surrogate endpoint that is reasonably likely to predict clinical benefit. A post-marketing clinical study will be required to verify clinical benefit, and other restrictions to assure safe use may be imposed.

Under the Drug Price Competition and Patent Term Restoration Act of 1984, a sponsor may obtain marketing exclusivity for a period of time following FDA approval of certain drug applications, regardless of patent status, if the drug is a new chemical entity or if new clinical studies were required to support the marketing application for the drug. This marketing exclusivity prevents a third party from obtaining FDA approval for an identical or nearly identical drug under an Abbreviated New Drug Application or a “505(b)(2) New Drug Application”. The statute also allows a patent owner to obtain an extension of applicable patent terms for a period equal to one-half the period of time elapsed between the filing of an IND and the filing of the corresponding NDA plus the period of time between the filing of the NDA and FDA approval, with reductions taken for any time an applicant did not act with due diligence. There is a five year maximum patent extension and a maximum of 14 years protection from product approval. The Company cannot be certain that it will be able to take advantage of either the patent term extension or marketing exclusivity provisions of these laws.

The Best Pharmaceuticals for Children Act, or BPCA, signed into law on January 4, 2002, was reauthorized and amended by the FDA Amendments Act of 2007 or FDAAA. The reauthorization of BPCA provides an additional six months of exclusivity to NDA applicants that conduct and file acceptable pediatric studies of new and currently-marketed drug products for which pediatric information would be beneficial, as identified by FDA in a Pediatric Written Request. The Pediatric Research Equity Act, or PREA, signed into law on December 3, 2003, also was reauthorized and amended by FDAAA. The reauthorization of PREA requires that most applications for drugs and biologics include a pediatric assessment (unless waived or deferred) to ensure the drugs’ and biologics’ safety and effectiveness in children.

Such pediatric assessment must contain data, gathered using appropriate formulations for each age group for which the assessment is required, that are adequate to assess the safety and effectiveness of the drug or the biological product for the claimed indications in all relevant pediatric subpopulations, and to support dosing and administration for each pediatric subpopulation for which the drug or the biological product is safe and effective. The pediatric assessments can only be deferred provided there is a timeline for the completion of such studies. The FDA may waive (partially or fully) the pediatric assessment requirement for several reasons, including if the applicant can demonstrate that necessary studies are impossible or highly impracticable. The FDA Safety and Innovation Act permanently renewed and strengthened BPCA and PREA.

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

Nasdaq compliance

Novogen

Nasdaq
On July 21, 2011 the Company received a notice from Nasdaq notifying it that for the last 30 consecutive business days the bid price of the Company’s American Depository Receipts (“ADR’s”) closed below the minimum US$1.00 per share requirement for continued inclusion on the Nasdaq Capital Market under Nasdaq Rule 5450(a)(1). The Company was afforded a grace period of 180 calendar days, or until January 17, 2012, to regain compliance in accordance with Nasdaq Rule 5810(c)(3)(A).

The Company announced on December 30, 2011, that it had modified the provisions of its ADR program.  The previous conversion ratio of 5 Novogen Limited ordinary shares for each ADR share has become 25 Novogen Limited ordinary shares for each ADR share.  The change was effective from January 3, 2012. The change in the ADR ratio had no effect on the number of outstanding common shares the Company has on issue or the listing of its common shares on the ASX.

Following the ADR ratio change the Company received confirmation from Nasdaq on January 18, 2012 confirming that for the ten consecutive business days, from January 3, 2012 to January 17, 2012, the closing bid price of the Company’s American Depository Receipts (“ADR’s”) had been at US$1.00 per ADR or greater. Accordingly, the Company regained compliance with Listing Rule 5550(a)(2).

Notification from the Nasdaq Stock Market has no bearing on the ASX listing.

MEI Pharma, Inc.

Nasdaq

During fiscal year 2011, MEI received deficiency notices from The Nasdaq Stock Market (“Nasdaq”) regarding non-compliance with the minimum stockholders’ equity and the minimum Market Value of Publicly Held Shares in accordance with Nasdaq Listing Standards for the Nasdaq Global Market. In March 2011 MEI received a positive response from the Nasdaq Listing Qualifications Staff indicating that its request for a transfer and continued listing on the Nasdaq Capital Market had been granted. MEI’s common stock began trading on the Nasdaq Capital Market effective with the open of business on March 16, 2011.

Under Nasdaq rules, failure to maintain minimum stockholders’ equity of US$2.5 million may result in the delisting of MEI’s common stock from the Nasdaq Capital Market, in which case MEI would have 45 calendar days from the date of notification by Nasdaq to submit a plan to regain compliance. If the plan is accepted, Nasdaq can grant an extension of up to 180 calendar days from the date of the original notification for MEI to evidence compliance with this requirement. As a result of continuing losses from operations, MEI’s stockholders’ equity fell below US$2.5 million as of March 31, 2012. The gross proceeds of US$5.2 million received in connection with the Rights Offering increased MEI’s stockholders’ equity above US$2.5 million as of May 15, 2012.

On March 27, 2012, MEI received notice from Nasdaq stating that, based on the closing bid price for MEI’s common stock for the last 30 consecutive business days, MEI no longer met the US$1.00 per share minimum bid price requirement for continued inclusion on the Nasdaq Capital Market under Nasdaq Rule 5550(a)(2). The notification letter states that MEI will be afforded a grace period of 180 calendar days, or until September 24, 2012, to regain compliance with the minimum bid price requirement in accordance with Nasdaq Rule 5810(c)(3)(A). In order to regain compliance, shares of MEI’s common stock must maintain a minimum closing bid price of at least US$1.00 per share for a minimum of ten consecutive business days during the grace period.

On September 25, 2012, MEI received a determination letter from NASDAQ notifying MEI that it had not regained compliance with the bid price requirement during the 180 calendar day period and that MEI’s common stock is therefore subject to delisting from The NASDAQ Capital Market, unless the Company requests a hearing before the NASDAQ Listing Qualifications Panel. MEI has timely requested a hearing before the panel to present its plan to regain compliance, which request will automatically stay the delisting of MEI’s securities pending at least the issuance of the panel’s decision following the hearing. Under NASDAQ’s Listing Rules, the panel may, in its discretion, determine to continue MEI’s listing pursuant to an exception to the rule for a maximum of 180 calendar days from the date of the NASDAQ Staff’s delisting notification, or through March 24, 2013. However, there can be no assurance that the panel will do so.

MEI intends to effect a one-for-ten reverse stock split in order to regain compliance with the minimum closing bid price requirements and, on September 25, 2012, MEI’s board of directors approved, subject to stockholder approval, an amendment to MEI’s Restated Certificate of Incorporation to effect a one-for-ten reverse stock split (the “Reverse Stock Split”). On September 27, 2012, the Company, as the holder of a majority of MEI’s outstanding common stock, executed a written consent approving the amendment, which approval will become effective 20 days after MEI has mailed a definitive information statement to its stockholders; however, there can be no assurance that the Reverse Stock Split will be consummated or that it will achieve its intended effects. MEI has reserved the right, in its discretion, to abandon the Reverse Stock Split at any time prior to filing the amendment with the Delaware Secretary of State.

Organizational Structure

Corporate Structure
Novogen Limited is a company limited by shares and is incorporated and domiciled in Australia. Novogen Limited and its controlled entities “Novogen” or the “Group” have prepared a consolidated financial report incorporating the entities that Novogen Limited controlled during fiscal 2012, which included the following controlled entities:

Name of Entity	Country of Incorporation	Ownership % *
Novogen Laboratories Pty Ltd	Australia	100
Novogen Research Pty Ltd	Australia	100
Novogen Inc	U.S.	100
Glycotex, Inc.	U.S.	99.7
MEI Pharma, Inc. #	U.S.	63.5

+ Ownership % at June 30, 2012.
# The proportion of ownership interest is equal to the proportion of voting power held and excludes convertible preference shares which do not hold any voting rights until converted.

Property, Plant and Equipment

The Company leases office space in North Ryde, Sydney which occupies approximately 300 square meters. These premises are used as Novogen’s corporate headquarters. The Company has entered into a short term lease on this property which expires in July 2012 and then continues on a month to month basis. The Company believes these facilities will adequately meet the Company’s needs for the foreseeable future.

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

Returns

Over the last three years, returns and estimates of return liability were not considered material and are detailed below.

	Balance at Beginning of year	Charged to Cost and Expense	Actual Returns	Balance at End of Year
	A$'000	A$'000	A$'000	A$'000
Allowance for Sales returns:
Year ended June 30, 2010	36	75	110	1
Year ended June 30, 2011	1	126	127	0
Year ended June 30, 2012	0	16	16	0

Discounts

Discounts are generally calculated as deductions off the Company’s invoice price and as such do not require significant judgment in determining accrual amounts.  Over the last three years, the discounts and estimate of claims were not considered material and are detailed below:

	Balance at Beginning of year	Charged to Cost and Expense	Actual Discounts	Balance at End of Year
	A$'000	A$'000	A$'000	A$'000
Allowance for Sales discounts:
Year ended June 30, 2010	142	492	557	77
Year ended June 30, 2011	77	490	497	70
Year ended June 30, 2012	70	26	96	0

Inventory Adjustments

Inventories are measured at the lower of cost or net realizable value. The Company reviewed the components of inventory on a regular basis for excess, obsolete and impaired inventory based on estimated future usage and sales. Following the sale of the consumer business in August 2011, the Company no longer owns any inventory.

For additional information on significant accounting policies refer to Item 18 “Financial Statements” - Note 1 – “Summary of Significant Accounting Policies”.

Discontinued operations

During fiscal 2011, the Company evaluated strategic alternatives for its consumer products business. The consumer products business was not part of the Company’s longer term focus of therapeutic drug development, which the Company was undertaking through its majority owned subsidiaries MEI and Glycotex. The Company commenced a planned process to dispose of this business and in April 2011 appointed a financial advisor to actively search for a buyer and complete the plan. On August 1, 2011 Novogen completed the sale of its consumer products business to Pharm-a-Care Laboratories Pty Limited for a total sale price of A$10.1 million in cash.

This business has been classified as a discontinuing operation for the purposes of this report.

Subsequent to year end, on August 16, 2012, the Company completed the sale of the glucan technology assets, previously being developed by Glycotex, Inc. Therefore following the planned in specie distribution of shares of MEI held by Novogen limited the Company will have no active operations and limited financial resources. The Company is currently exploring various strategic alternatives involving assets comprising substantially all of its business. This has not been treated as a discontinuing operation for the purposes of this report as the transaction occurred after the end of the fiscal year.

Results of Operations

The following table provides a summary of revenues and expenses to supplement the more detailed discussions below:

STATEMENT OF COMPREHENSIVE INCOME
for the year ended 30 June, 2012
	Consolidated
	2012	2011	2010	2012
	A$'000	A$'000	A$'000	US$'000
Continuing Operations
Revenue	1,513	2,025	1,784	1,549

Other income	937	512	7	959

Research & development expenses	(5,403)	(3,902)	(7,550)	(5,531)
General and administrative expenses	(5,789)	(9,562)	(10,039)	(5,926)
Finance costs	-	(18)	(15)	-

Loss before income tax	(8,742)	(10,945)	(15,813)	(8,949)

Income tax expense	-	(1)	(1)	-

Loss after tax from continuing operations	(8,742)	(10,946)	(15,814)	(8,949)

Profit after tax from discontinuing operations	7,392	1,467	568	7,566

Loss for the period	(1,350)	(9,479)	(15,246)	(1,383)

Other comprehensive income
Net exchange difference on translation of financial statements of foreign controlled entities (net of tax 2012: Nil, 2011:Nil)	(278)	(690)	(1,079)	(285)

Other comprehensive income	(278)	(690)	(1,079)	(285)

Total comprehensive income	(1,628)	(10,169)	(16,325)	(1,668)

Operating Results – Fiscal 2012 compared to Fiscal 2011

Revenue

The Group earned revenues from continuing operations for the year ended June 30, 2012 of A$1.5 million versus A$2.0 million in the previous corresponding period. The decrease relates to additional royalty revenue recognised in the prior period as a result of a renegotiation of the terms of the licence agreement, not repeated this period. The Company also experienced a decrease in the dividend income received from a small investment the Company held in Nox Technology, which was partially offset by an increase in interest earned due to higher cash balances held following the sale of the consumer products business.

The Company had been looking at strategic alternatives for its consumer products business. The consumer products business was not part of the Company’s longer term focus of therapeutic drug development, which the Company was undertaking through its majority owned subsidiaries MEI and Glycotex. The Company commenced a planned process to dispose of this business and in April 2011 appointed a financial advisor to actively search for a buyer. This process concluded with the sale of the consumer products business in August 2011. This business has been classified as a discontinuing operation for the purposes of this report.

The group earned revenue from discontinuing operations for the year ended June 30, 2012 of A$1.0 million versus A$11.4 million for the year ended June 30, 2011.

Consumer product sales

Sales of consumer health care products for the year ended June 30, 2012 were A$1.0 million, a decrease of A$9.8 million from A$10.8 million for the twelve months ended June 30, 2011. The decrease was as a result of the consumer products business only operating for one month of the year before it was sold in August 2011.

Other revenue from discontinuing operations for the year ended June 30, 2012 was nil compared to A$0.5 million for the twelve months ended June 30, 2011. The decrease was due to up-front licence fees received in the prior period, not repeated in the current year, as a result of the sale of the consumer products business in August 2011.

Net profit

The operating profit attributable to Novogen shareholders for the financial year, after allowing for losses attributable to non-controlling interests of A$2.6 million, increased by A$7.8 million or 121% to A$1.3 million from a loss of A$6.5 million for the previous year.

The net loss from continuing operations after income tax for the consolidated Group for the year ended June 30, 2012 reduced by A$2.2 million to A$8.7 million from A$10.9 million for the previous year. The reduction in the Group’s net loss for the year ended June 30, 2012 was primarily due to reduced general and administrative expenses partly offset by increased research and development costs.

Research and development expenses have increased by A$1.5 million to A$5.4 million for the year ended June 30, 2012, as a result of MEI conducting new Phase I clinical trials for ME-143 and ME-344 combined with the cost for drug manufacture and development for these two drug compounds. These additional costs were partly offset by savings in onerous lease costs incurred in the prior period, not repeated this period.

General and administrative costs have decreased by A$3.8 million due to a number of factors including a net gain of A$1.2 million from the movement of the derivative liability recognised by MEI in the prior period. Additional savings of A$0.8 million for salary, wages and associated costs were achieved following the company restructuring of the Australian business that occurred in December 2010 and further changes that were implemented following the sale of the consumer business in August 2011. Additional savings of A$0.6 million relate to termination payments incurred during the year of A$0.1 million compared to A$0.7 million in the prior year. Further savings of A$1.0 million have been experienced with currency gains of A$0.2 million for the period ended June 30, 2012 compared to currency losses of A$0.8 million for the prior period.

The net profit after tax from discontinuing operations was A$7.4 million for the year ended June 30, 2012 compared to A$1.5 million for the previous year ended June 30, 2011. The discontinued operations represents the Company’s consumer products business which was sold in August 2011 for A$10.1 million. As a result, sales revenue represents only one months operations during the year ended June 30, 2012. Costs associated with the sale of this business include commission and legal fees of A$0.5 million, termination payments of A$1.0 million and cost of goods sold of A$0.7 million.

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

Liquidity and capital resources

Cash resources

At June 30, 2012, the Group had total funds of A$8.3 million compared to A$6.0 million at June 30, 2011.

During fiscal 2012, the Company had net cash inflows from operating activities of A$0.6 million compared to cash outflows of A$8.7 million in fiscal 2011. The Company received cash of A$10.1 from the sale of its consumer products business in August, 2011. Cash was used to fund the Group’s operations including the drug development program undertaken by Novogen’s US subsidiaries MEI Pharma, Inc. (“MEI”), Glycotex, Inc. (“Glycotex”) and in connection with the restructuring undertaken following the sale of the consumer products business.

The Company invests its cash and cash equivalents in interest bearing facilities with various maturity dates. At the end of fiscal 2012, term deposits amounting to A$2.0 million had a weighted average interest rate of 4.25% and cash deposits at call of A$6.3 million had a weighted average interest rate of 0.25%.

The Company has a multi option facility with St George Bank Limited, an Australian commercial bank, of A$0.25 million, which was fully utilised to support the security deposit in place covering the bank guarantee required under the lease for the premises previously occupied in North Ryde. This lease was assigned in May, 2012 and the associated bank guarantee will be returned upon provision of satisfactory documentation required to be provided to the former landlord by the new lease assignee.

As of June 30, 2012, the Group did not hold derivative financial instruments in managing its foreign currency, however, the Company may from time to time enter into hedging arrangements where circumstances are deemed appropriate.

Following the planned in specie distribution of shares of MEI held by Novogen limited, which is subject to shareholder approval at the Annual General Meeting of shareholders to be held on November 12, 2012, the Company will have no active operations and limited financial resources. Although the Company believes it will have sufficient cash resources to fund operations of the next twelve months, its future will be dependant on the result of the current options that are being explored for the future of the Company. If such a transaction is completed, the liquidity of the Company will be dependent on the operations of the new business which may require additional funding to finance future operations.

MEI will require additional funds in order to complete the planned clinical development programs. In order to obtain additional funding the Company’s subsidiaries may need to rely on collaboration and /or licensing opportunities.

The Company cannot assure you that it’s subsidiaries will be able to raise the funds necessary to complete the planned clinical trial programs, or find appropriate collaboration or licensing opportunities. For more information on future funding requirements of the subsidiaries please refer to the disclosure contained in the Risk Factors section of this report.

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

In December 2011 Novogen Limited made an additional investment of US$2 million in MEI with the purchase 1,941,747 common shares.

On March 26, 2012, MEI’s registration statement on Form S-1, filed with the Securities and Exchange Commission, became effective. The Form S-1 was filed in connection with MEI’s rights offering (“Rights Offering”) to its existing stockholders and to holders of MEI’s Series A warrants issued in connection with the May 2011 private placement.

Following approval by its shareholders at an Extraordinary General Meeting held on May 7, 2012, Novogen Limited invested US$4 million in MEI under the MEI rights offering with the purchase of 8,988,674 units, amounting to 4,494,337 common shares and warrants to purchase 2,247,168 common shares at a unit price of US$1.19 per share. These warrants will expire in May 2017. Novogen owned 63.5% of MEI at June 30, 2012.

The subscription period for the Rights Offering expired on May 11, 2012. Eligible participants exercised subscription rights to purchase 11,660,606 Units under the offering, including 8,988,675 Units purchased by Novogen Limited (described above). Based on the irrevocable exercise of the subscription rights, MEI issued 5,830,202 shares of its common stock and warrants to purchase 2,915,152 shares upon exercise of the warrants (subject to adjustment for fractional shares). Gross proceeds of US$5.2 million were received in connection with the Rights Offering.

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

The Company spent A$5.4 million, A$4.4 million and A$8.1 million on gross research and development expenditure during fiscal 2012, 2011 and 2010 respectively. All of these costs have been recognised as an expense in the statement of comprehensive income in the respective periods.

Due to the nature and uncertainty of the research and development projects being undertaken by the Company, it is not possible to reasonably estimate the cost and timing of project completion. The costs of research and development projects are not estimated on a project by project basis. An analysis of costs between projects may only be performed on an arbitrary and subjective basis.

Trend Information

The Company expects to consume cash and incur operating losses for the foreseeable future. The Company’s subsidiary MEI intends to continue its expenditure on the development of its oncology drug candidates.

The impact on cash resources and results from operations will vary with the extent and timing of the future clinical trial program. It is not possible to make accurate predictions of future operating results particularly in light of the potential capital reduction and in specie distribution transactions currently awaiting shareholder approval.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

Table of Contractual Obligations

The following table summarizes the Company’s future payment obligations and commitments as at June 30, 2012.

		Payments due by period
In A$000's	Total	Less than 1 year	1-3 years	3-5 years	After 5 years

Operating Leases	105	102	3	-	-

Total Contractual Cash Obligations	105	102	3	-	-

Item 6.                 Directors, Senior Management and Employees.

DIRECTORS

The names and details of the Company’s Directors at the date of this report are as follows:

Mr WD Rueckert – Chairman
Mr JT Austin
Mr JP O’Connor – appointed May 25, 2012
Mr PR White
Mr RC Youngman

Former Directors who served during the twelve months ended June 30, 2012:

Mr PDA Scutt – resigned May 25, 2012

Directors were in office for the entire period unless otherwise stated.

Names, qualifications, experience and special responsibilities

William D Rueckert Non-executive Chairman

Mr Rueckert has been Director of the Company since March 2009 and was elected Chairman of Novogen Limited effective October 18, 2010. Mr Rueckert was a Director of MEI Pharma (“MEI”) (formerly Marshall Edwards, Inc.) between March 2007 and March 2009 and was reappointed as a Director in March 2011. Mr Rueckert is the Managing Member of Oyster Management Group LLC an investment fund specialising in community banks. From 1991 to 2006 he was President and Director of Rosow & Company, a private investment firm based in Connecticut with interests in the petroleum and resort development industries. From 1981 until 1988 he was President of United States Oil Company, a publicly traded oil exploration business. Among his many civic associations, Mr Rueckert is Director and President of the Cleveland H. Dodge Foundation, a private philanthropic organisation in New York City and Chairman of the Board of the Trustees of Teachers College, Columbia University.

Other current and former directorships held in the last three years

Mr Rueckert is currently a Director of Chelsea Therapeutics, Inc. a Nasdaq listed drug development company and Fairfield County Bank, a community bank in Ridgefield, Connecticut. Mr Rueckert is currently a Director of NASDAQ listed, Novogen subsidiary, MEI.

During the last three years Mr Rueckert has served as a Director for the Emergency Filtration Products, Inc. and Rapid Pathogen Screening, Inc.

Special responsibilities

Chairman of the Board
Chairman of the Remuneration Committee
Member of the Audit Committee

Josiah T Austin  Non-executive Director

Mr Austin is a United States resident and the largest shareholder in Novogen.  He is managing member of El Coronado Holdings, LLC, a privately owned investment holding company, which invests in public and private companies. He and his family own and operate agricultural properties in the states of Arizona, Montana, and Northern Sonora, Mexico through El Coronado Ranch & Cattle Company, LLC and other entities. Mr Austin previously served on the Board of Directors of Monterey Bay Bancorp of Watsonville, California, and was a prior board member of New York Bancorp, Inc., and North Fork Bancorporation.

Other current and former directorships held in the last three years

During the last three years Mr Austin has served as Director of Goodrich Petroleum, Inc., a position he has held since 2002.

Special responsibilities

Member of the Audit Committee
Member of the Remuneration Committee

John P O’Connor  Non-executive Director (appointed May 25, 2012)
BEc., MAICD

Mr O’Connor has spent his working life in the financial industry.  In this time he has worked both in funds management and as a stockbroker.  He has worked in the UK, US and in Australia.  He has held management roles and been a Partner in securities businesses.  He served on the Board of Lonsec Securities, a Zurich Insurance owned business, for several years.

He has been a consultant to several biotech businesses, including Novogen Limited and MEI, assisting with fundraising.

Other current and former directorships held in the last three years

Mr O’Connor is currently on the Board of the Fragile X Association of Australia, a not for profit organisation.

Peter DA Scutt  Non-executive Director (resigned May 25, 2012)
B Com

Mr Scutt is an Australian based corporate advisor who is currently a consultant to specialist corporate advisory house, Spark Capital. Mr Scutt has broad investment and corporate finance experience through his past positions as co-founder and CEO of Texel Capital and managing partner of BT Venture Partners. His early career was highlighted by senior positions, over a 12 year period, at Bankers Trust Company both in Australia and New York where he was a partner and senior managing director. Mr Scutt has a Bachelor of Commerce from the University of NSW.

Other current and former directorships held in the last three years

During the last three years Mr Scutt has served as an alternate Director of Print and Digital Publishing Pty Ltd.

Ross C Youngman Non-executive Director
B Com, MBA

Based in Australia, Mr Youngman is co-founder and Chief Executive Officer of Five Oceans Asset Management and has over 25 years' international experience in the finance industry covering stockbroking, financial planning and asset management.  He spent 12 years with Bankers Trust and Deutsche Bank in both Sydney and New York and was most recently Chief Executive Officer of Deutsche Asset Management in Australia. Prior positions included Head of Deutsche Asset Management's US mutual fund business and Head of BT Funds Management's US asset management business. Mr Youngman has a Bachelor of Commerce from the University of Tasmania and an MBA from Columbia Business School, New York.

Peter R White Non-executive Director
AB, MBA

Mr White is a United States resident and is a corporate finance professional with over 30 years’ experience in financing and advising companies in the US.  He has broad industry experience including technology, media and communications, business services and energy distribution.  Among current responsibilities, Mr White is building a leveraged finance business servicing private equity firms in the US for RBS Citizens Bank.  Mr White has previously worked in senior positions for several large North American financial services leaders, including BankBoston, Fleet Securities, GE Capital, CIT Group and TD Bank. Mr White was educated at Dartmouth College, AB Cum Laude 1977 and has an MBA from The Wharton School - University of Pennsylvania.

Special responsibilities

Chairman of the Audit Committee
Member of the Remuneration Committee

Executive Officers’ profiles

Mark G. Hinze – Chief Financial Officer
BEc, CPA

Mr. Hinze joined the Novogen Group in 1999 and previously held the position of the Group’s Financial Controller. Mr. Hinze holds a Bachelors Degree in Economics from Macquarie University and is a CPA. Mr. Hinze has over 19 years experience in accounting and finance. Prior to joining Novogen Mr. Hinze worked as the Finance and Administration Manager of Alpha Healthcare’s Pathology division. Mr. Hinze was also the Finance Manager for Diagnostic Pathology prior to its sale to Alpha Healthcare.

Craig Kearney – General Manager Consumer Business
BMS Waikato.

Mr. Kearney joined Novogen Limited in December 2001 as the General Manager of the Consumer Business. He has a Bachelor of Management Studies from Waikato University in New Zealand and has subsequently completed managerial development programmes at London School of Business and Duke University in Durham, North Carolina. He has worked 19 years in the Over The Counter (OTC) consumer pharmaceutical category, including 10 years for Wellcome New Zealand and Wellcome Australia, and 6 years for Parke Davis/Warner Lambert Australia. Prior to joining Novogen Limited, Mr. Kearney worked for Pfizer Australia. He held senior sales, marketing and business management roles for all three companies.  Mr. Kearney‘s employment with the Company ceased following the sale of the consumer products business in August 2011.

Ronald L Erratt – Company Secretary
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

Mr Erratt’s employment was terminated on December 31, 2010. However he continues to provide consulting services to the Company and has remained as the Company Secretary following the termination of his employment.

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

Director’s fees

The Constitution of the Company and the ASX Listing Rules specify that the aggregate remuneration of Non-executive Directors shall be determined from time to time by General Meeting. The last determination for Novogen Limited was at the Annual General Meeting held on October 28, 2005 when the shareholders approved an aggregate remuneration of A$560,000. The total Non-executive Director remuneration of Novogen Limited, including share based payments, for the year ended June 30, 2012 utilised A$345,000, (2011: A$415,000) of this authorised amount.

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

Due to the impact of the global financial crisis and the need for the Company to conserve cash, the Company’s Non-executive Directors voluntarily reduced Director’s fees by 20% with effect from February 1, 2009, this reduction was maintained for the year ended June 30, 2012.

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

The employment agreement with the Chief Financial Officer continues until terminated by either party by giving six months notice in accordance with the terms of their contract or in the case of the Company by making a payment in lieu of six months notice to the employee. In the event of the Company terminating without cause, under the terms of the contract the amount payable on termination is equal to 6 months remuneration, in addition to any amount payable in lieu of notice.

The Company may terminate the contracts at any time without cause if serious misconduct has occurred.

MEI Pharma, Inc. – Chief Executive Officer and Chief Financial Officer Contracts

MEI Pharma, Inc. (“MEI”) has entered into employment contracts with its Chief Executive Officer and Chief Financial Officer. These contracts have no set term and detail the amount of remuneration and other benefits applicable on their initial appointment. These contracts do not fix the amount of remuneration increases from year to year.

The Chief Executive Officer of MEI commenced in April, 2010 and is employed under an employment agreement. The current base salary under this agreement is US$440,000 per annum. An additional cash bonus up to a maximum of 40% of the base salary per fiscal year may be payable upon attainment of milestone goals established by the Board.  Share options were also granted as part of the employment terms – details of these options is described further under Note 13. In the event that employment is terminated by MEI without cause, payment in lieu of notice equivalent to 12 months base salary is payable. Voluntary termination by the CEO can take place at any time by giving three months notice to MEI. In the event that employment is terminated for cause no severance pay or other benefits are payable by MEI.

The Chief Financial Officer of MEI commenced in June, 2010 and is employed under an employment agreement. The current base salary under this agreement is US$265,000 per annum. An additional cash bonus up to a maximum of 20% of the base salary per fiscal year may be payable upon attainment of milestone goals established by the Board.  Share options were also granted as part of the employment terms – details of these options is described further under Note 13. In the event that employment is terminated by MEI without cause, payment in lieu of notice equivalent to 12 months base salary is payable. Voluntary termination by the CFO can take place at any time by giving two months notice to MEI. In the event that employment is terminated for cause no severance pay or other benefits are payable by MEI.

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

	Short term benefits			Post employment	Long term benefits	Termination payments	Share based payments			Total
2012	Salary & fees	Cash bonus	Non-monetary benefits	Superannuation	Long Service Leave		Options
	$	$	$	$	$	$		$	%	$
Key management personnel
Non-executive Directors
WD Rueckert (i)	131,328	-	-	-	-	-	30,704		18.9%	162,032
JT Austin	46,400	-	-	-	-	-	-		-	46,400
JP O'Connor ^	3,303	-	-	297	-	-	-		-	3,600
P Scutt ^	36,330	-	-	3,270	-	-	(3,901)		-10.9%	35,699
PR White	47,200	-	-	-	-	-	30,704		39.4%	77,904
R Youngman	39,632	-	-	3,568	-	-	30,704		41.5%	73,904

Executives
CD Kearney ^ (ii)	26,832	25,000	9,032	7,927	(3,038)	436,158	(20,934)		-4.4%	480,977
DP Gold ** (iii)	449,397	116,290	20,887	-	-	-	228,043		28.0%	814,617
TM Zech ** (iv)	265,464	48,454	23,418	-	-	-	47,106		12.3%	384,442
MG Hinze (v)	170,873	100,000	15,406	15,689	(296)	-	24,231		7.4%	325,903

	1,216,759	289,744	68,743	30,751	(3,334)	436,158	366,657		15.2%	2,405,478

(i) Remuneration includes MEI and Glycotex Director’s fees of A$54,528 (Glycotex Director’s fees have been earned but not paid as at the date of this report. The amounts owed from Glycotex are not expected to be received in cash.)
(ii) Cash bonus paid August 2011 – no performance conditions attached.
(iii) Cash bonus paid August 2011, represents 75% of the possible amount payable (25% forfeited) based on achieving milestone goals.
(iv) Cash bonus paid August 2011, represents 100% of the possible amount payable based on achieving milestone goals.
(v) Cash bonus paid September 2011 – no performance conditions attached.

** US based employee.
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

Remuneration options: granted and vested during the year

During the financial year no options were granted, by Novogen Limited, under the Employee Share Option Plan.

There were no alterations to the terms and conditions of options granted as remuneration since their grant date.

There is no Board policy in relation to staff members limiting their exposure to risk as options vest subject to service criteria, not performance criteria.

The following table sets out options issued by MEI to Directors and key management personnel during the year:

	Terms and conditions for each grant
	Granted number	Grant date	Value per option Exercise price at grant date per share		First exercise date	Last exercise date
			(US$)	(US$)
Non-executive Directors
WD Rueckert	25,169	20/10/2011	1.18	1.34	20/10/2012	20/10/2016

Executives
DP Gold	100,000	1/08/2011	1.66	1.90	1/08/2012	1/08/2016
TM Zech	26,537	1/08/2011	1.66	1.90	1/08/2012	1/08/2016

Total	151,706

Under the terms of the options issued by MEI, 25% will vest one year from grant date and, thereafter, the remaining 75% of options will vest in equal monthly instalments over the following thirty-six (36) months. The options do not have any performance conditions. There were no options forfeited and all options granted are available for future years.

Shares issued on exercise of remuneration options

No key management personnel or executives exercised options during the year ended June 30, 2012.

Shares lapsed

The value of options for key management personnel, which lapsed during the year ended June 30, 2012, was nil.

Fair values of options:

The fair value of each option is estimated on the date of grant using a binomial option-pricing model with the following assumptions used for grants made on:

Novogen

6 May,
2011
Exercise price	A$0.297
Share price at grant date	A$0.24
Dividend yield	0%
Expected volatility	125%
Historical volatility	125%
Risk-free interest rate	5.20%
Expected life of option	3.7 years
Option fair value	A$0.19

MEI Pharma, Inc.

	1 June, 2012	20 October, 2011	1 September, 2011	1 August, 2011	1 June, 2011	1 November, 2010	1 September, 2010
Exercise price	US$0.61	US$1.34	US$1.53	US$1.90	US$1.28	US$1.15	US$0.77
Share price at grant date	US$0.61	US$1.34	US$1.53	US$1.90	US$1.28	US$1.15	US$0.77
Dividend yield	0%	0%	0%	0%	0%	0%	0%
Expected volatility	152%	148%	147%	145%	144%	137%	136%
Historical volatility	152%	148%	147%	145%	144%	137%	136%
Risk-free interest rate	0.62%	1.05%	0.90%	1.32%	1.60%	1.17%	1.41%
Expected life of warrant/option	5 years	5 years	5 years	5 years	5 years	5 years	5 years
Warrant/option fair value	US$0.54	US$1.18	US$1.34	US$1.66	US$0.67	US$1.01	US$1.11

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

No Director has received or has become entitled to receive, during or since the end of the fiscal year ended 2012, a benefit because of a contract made by Novogen Limited, a controlled entity, or a related body corporate with a Director, a firm of which a Director is a member or an entity in which a Director has a substantial financial interest.

Pension Benefits

The Company has paid A$90,000 during fiscal 2012 for employee superannuation benefits and pension benefits.

Board Practices

Novogen Board of Directors

Name	Postion Held	Year First	Current Term
		Appointed	Expires
Current Directors:
W.D. Rueckert	Chairman	2009	October-2013
J.T. Austin	Director	2010	October-2014
P.R. White	Director	2010	October-2013
R.C. Youngman	Director	2010	October-2013
J.P. O'Connor	Director	2012	November-2012

Former Directors who served during the fiscal year 2012:
P. Scutt	Director	2010	Resigned May 25, 2012

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

Structure of the Board of Directors

The skills, expertise and experience relevant to the position of Director held by each Director in office at the date of this Annual Report is included in Item 6 beginning on page 41. Directors are considered to be independent when they are independent of management and free from any business or other relationship that could materially interfere with, or could reasonably be perceived to materially interfere with, the exercise of their unfettered and independent judgement.

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

In accordance with the definition of independence above, and the materiality thresholds set, the following Directors of Novogen Limited are considered to be independent:

Name	Position
William D Rueckert	Non-Executive Director
John P O’Connor	Non-Executive Director
Peter R White	Non-Executive Director
Ross C Youngman	Non-Executive Director

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

The current external auditor, Grant Thornton Audit Pty Limited (“GT”) (previous auditors BDO Audit (NSW-VIC) Pty Ltd), attends the Annual General Meeting.

The Audit Committee also provides the Board with additional assurance regarding the reliability of financial information for inclusion in the financial reports. The Board is of the view that the skill and experience of its members are sufficient to enable the Committee to discharge its responsibilities within its charter. The members of the Audit Committee during the year were Peter White (appointed Chairman January 18, 2012), Josiah Austin and William Rueckert (resigned as Chairman January 18, 2012).

Performance

The performance of the Board of Directors and the key Executives is reviewed regularly against both measurable and qualitative indicators. The performance criteria against which Directors and Executives are assessed have regard to the financial and non-financial objectives of Novogen Limited.

Remuneration Committee

Remuneration Committee.

The Board has established a Remuneration Committee which is responsible for determining and reviewing compensation arrangements for the key management personnel.

The Remuneration Committee operates in accordance with its charter which is available on the Company’s website. The Remuneration Committee comprises a majority of independent Non-executive Directors and has responsibility for reviewing and setting the remuneration of any Executive Directors and key management personnel by reference to independent data, external professional advice (as required) and the requirement to retain high quality management.

Remuneration policies are established to attract and retain highly qualified Directors and senior management. The Remuneration Committee obtains independent advice on the appropriateness of remuneration levels.

The members of the Remuneration Committee during the year were William Rueckert (Chairman), Josiah Austin and Peter White.

During the year the impact of the global financial crisis continued which delayed our ability to raise significant new funds into the Group. In response to this situation the remuneration committee resolved to continue the Director fee reduction of 20% made in February 2009.

Employees

The Group employed 13 people at June 30, 2012, 21 people at June 30, 2011 and 37 people at June 30, 2010 as follows:

Category of Activity	Number of People
	2012	2011	2010
Research and development	4	3	14
Production	0	1	3
Sales and marketing	0	7	8
Finance and administration	9	10	12
Total	13	21	37

Geographic Location	Number of People
	2012	2011	2010
Australasia	3	10	31
North America	10	10	5
Europe	0	1	1
Total	13	21	37

Share Ownership

Directors' holdings of shares and options in the Company

The table below shows the number of ordinary shares and options to purchase Ordinary Shares held directly or indirectly by the Directors of the Company as of September 30, 2012. The ordinary shares held by Directors do not entitle them to voting rights different from those of the Company’s shareholders.

	Ordinary shares fully paid	Options
		Number outstanding	Exercise price	Expiry date
JT Austin	20,288,053	-
WD Rueckert	5,000	375,000	0.2970	26 January, 2015
JP O'Connor	253,551	35,460	1.0600	1 March, 2013
		45,644	0.5256	6 May, 2014
PR White	-	375,000	0.2970	26 January, 2015
RC Youngman	-	375,000	0.2970	26 January, 2015
	20,546,604	831,104

The table below shows the number of ordinary shares and options to purchase ordinary shares held directly or indirectly by the named Executives of the Company as of September 30, 2012. The ordinary shares held by the named Executive does not entitle them to voting rights different from those of the Company’s shareholders.

	Ordinary shares fully paid	Options
		Number outstanding	Exercise price	Expiry date
MG Hinze	14,728	44,324	1.06	1 March 2013
		71,352	0.5256	6 March 2014
		250,000	0.2970	26 January 2015
	14,728	365,676
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

Item 7.                 Major Shareholders and Related Party Transactions

Major Shareholders

Josiah T. Austin and El Coronado Holdings, LLC (beneficially owned by Mr. Austin) – hold 20,288,053 Ordinary Shares representing 19.5% of the outstanding Ordinary Shares.

Oppenheimer holds 11,552,712 ordinary shares representing 11.1% of the outstanding ordinary shares.

The major shareholders do not have voting rights that differ from those other shareholders of the Company.

At September 28, 2012 there were 1,917,223 of the Company’s ADRs outstanding, representing 47,930,575 Ordinary Shares (or 46.1% of the then outstanding Ordinary Shares). At September 28, 2012 there were 26 registered holders of the Company’s ADRs.

There have been no significant changes to the shareholdings of the known major shareholders over the last three years.

Related Party Transactions

On May 10, 2011 the asset purchase agreement entered into between Novogen Limited, Novogen Research Pty Limited and MEI on December 21, 2010 was completed. The closing of the transaction followed approval at a meeting of Novogen shareholders on May 6, 2011. The agreement was previously approved at MEI’s Annual Meeting of Stockholders on April 13, 2011. Under the agreement, MEI acquired Novogen’s isoflavone-based intellectual property portfolio in exchange for issuing Novogen 1,000 shares of Class A Preferred Stock. Each share of Preferred Stock is convertible into 4,827 shares of MEI common stock for an aggregate of 4,827,000 shares, valued in total at US$4 million based on the volume weighted average price over the 20 trading days prior to the date of the execution of the asset purchase agreement. Should any of the acquired assets achieve a statistically significant result in a Phase II clinical trial or the first patient is enrolled in a Phase III clinical trial, each share of Class A Preferred Stock not already converted will become convertible into 9,654 of MEI’s common stock. MEI can buy back the Preferred Stock at any time within five years at a total price of US$12 million. In connection with the asset purchase agreement, the Company’s license and services agreements with MEI were terminated, and the Company will not receive any further payments under these agreements.

On September 30, 2011, the Company purchased 1,333,333 shares of common stock of MEI for an aggregate cash purchase price of US$2 million. The Company also committed to make an additional equity investment in MEI of US$2 million on or before June 30, 2012.

In December 2011 Novogen Limited made an additional investment of US$2 million in MEI with the purchase 1,941,747 common shares.

Following approval by its shareholders at an Extraordinary General Meeting held on May 7, 2012, Novogen Limited invested a further US$4 million in MEI under the MEI rights offering with the purchase of 8,988,674 units, amounting to 4,494,337 common shares and warrants to purchase 2,247,168 common shares at a unit price of US$1.19 per share. These warrants will expire in May 2017.

During the year the Company incurred A$374,000 (2011: A$30,000) in fees from Spark Capital, to which Mr Peter Scutt, a former director of Novogen, consulted as a corporate advisor. The fees were in association with the process of selling which resulted in the successful sale of the consumer business Mr Scutt did not act as a consultant to Spark Capital in this matter. The transaction was entered into on an arms length basis on both normal market prices and normal commercial terms.

Item 8.                 Financial Information

Consolidated financial statements are included in “Item 18 – Financial Statements” on pages 77 through 129.

Export Sales

Due to the sale in August 2011 of the consumer products business, now classified as discontinued operations, fiscal 2012 only represents one months sales during which there were no significant export sales. The details of sales by geographic region are contained in “Item 4 – “Information on the Company”.

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

Dividends

The Directors of Novogen Limited do not recommend the payment of a dividend at year end.

During the year Novogen Limited distributed to its shareholders, by way of a dividend, 90% of the rights it received from its majority owned subsidiary, MEI Pharma, Inc. (“MEI”), under MEI’s rights offering which concluded in May, 2012.

 Any dividends declared in the future will be paid in Australian dollars.

Significant Changes After Balance Sheet Date

Novogen Limited

On July 27, 2012, Novogen announced that it had entered into a merger agreement with Kai Medical, a United States based company, incorporated in Delaware, whose business is focused on sleep apnea therapy devices and wireless respiration monitoring technology. The agreement was subject to a number of conditions including completion of due diligence and shareholder approval. On September 24, 2012 Novogen announced the termination of the merger agreement with Kai Medical following confirmation that the merged entity would not be able to maintain continued listing on the ASX (and Nasdaq markets). Under the terms of the merger agreement entered into by the companies, the merger agreement shall forthwith become void and have no effect without any liability or obligation on the part of Novogen or Kai.

Novogen plans to undertake a capital reduction and in specie distribution to the Novogen shareholders of the shares of MEI Pharma, Inc. (“MEI”) that it owns. This transaction is subject to shareholder approval. On 11 October 2012, Novogen announced that this transaction would be included in the items for shareholders to vote on at the Annual General Meeting to be held on 12 November, 2012.  This distribution will allow Novogen shareholders to directly own their proportionate share of the MEI’s shares now held by Novogen.

The glucan technology assets, previously being developed by Glycotex, Inc., were not going to be acquired by Kai Medical in the proposed merger and Novogen completed a sale of those assets to TR Therapeutics, Inc., a privately held US corporation, on August 16, 2012.

Following the planned in specie distribution of shares held by Novogen Limited, the Company will have no active operations and limited financial resources. The Company is currently exploring various strategic alternatives involving assets comprising substantially all of its business.

MEI Pharma, Inc.

On August 9, 2012, MEI announced that it had entered into a definitive asset purchase agreement with S*BIO Pte Ltd, pursuant to which MEI will acquire S*BIO’s exclusive worldwide rights to Pracinostat, an investigational, potential best-in-class, based on improved physicochemical, pharmaceutical and pharmacokinetic properties when compared to other compounds in its class of oral histone deacetylase (HDAC) inhibitors. Pracinostat is an orally available, selective HDAC inhibitor that has demonstrated clinical study evidence of single-agent activity, including studies in patients with advanced hematologic disorders such as acute myeloid leukemia and myelofibrosis. In addition, Pracinostat has demonstrated pharmacokinetic properties in the clinic, including increased bioavailability and increased half-life that compare favorably to other compounds of this class. Pursuant to the terms of the agreement, MEI will issue US$500,000 of common stock to S*BIO. The agreement also includes potential success-based clinical, regulatory and sales milestone payments of up to US$75.2 million, as well as low single-digit contingent earn-out payments based on net sales. On August 22, 2012, MEI completed the asset purchase and issued 1,174,536 shares of common stock to S*Bio Pte Ltd.

There have been no other significant events occurring after balance sheet date which have had a material impact on the business.

Item 9.                 The Offer and Listing

Trading Markets

Novogen’s principal listing exchange and the exchange upon which its Ordinary Shares are quoted is the ASX. The trading symbol on ASX is “NRT”.

American Depositary Receipts

Novogen’s Ordinary Shares trade in the U.S. in the form of ADRs on the Nasdaq Capital Market. Each ADR represents tweny-five Ordinary Shares of Novogen. The trading symbol on the Nasdaq Capital Market is "NVGN”. Novogen has entered into a Deposit Agreement with the Bank of New York under which the Bank of New York, acting as depositary, issues the ADRs.

The following table sets forth, for the calendar periods indicated, the high and low market quotations for Novogen’s Ordinary Shares, as quoted on the ASX, and Novogen's ADRs, as quoted on the Nasdaq Capital Market.

NOVOGEN LIMITED SHARE PRICE HISTORY

Period	Per Ordinary Share (A$)		Per ADR (US$)*
	High	Low	High	Low

Year Ended

June 2008	2.14	0.83	50.65	19.45
June 2009	1.70	0.37	37.25	6.15
June 2010	0.89	0.17	26.20	2.85
June 2011	0.46	0.10	14.85	2.05
June 2012	0.25	0.08	8.25	1.95

Quarter Ended
December 2010	0.15	0.10	3.50	2.05
March 2011	0.46	0.12	14.85	2.45
June 2011	0.34	0.14	10.70	3.90

September 2011	0.25	0.12	8.25	2.50
December 2011	0.14	0.09	3.60	2.00
March 2012	0.10	0.09	3.00	2.03
June 2012	0.12	0.08	2.55	1.95

September 2012	0.10	0.07	2.44	1.81

Month Ended

April 2012	0.12	0.09	2.55	2.30
May 2012	0.10	0.09	2.44	2.00
June 2012	0.10	0.08	2.19	1.95
July 2012	0.09	0.08	2.44	1.95
August 2012	0.10	0.07	2.20	1.85
September 2012	0.09	0.07	2.16	1.81

* Note the Company effected a change to the ADR ratio on January 3, 2012. The ratio changed from each ADR representing 5 ordinary shares to now representing 25 ordinary shares. All of the ADR prices presented above have been adjusted to be comparative to the current ratio.

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

Foreign Currency Risk
The Company operates internationally and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the U.S. dollar (USD). Foreign exchange risk arises from future transactions and recognised assets and liabilities denominated in a currency that is not the entity’s functional currency and net investments in foreign operations.

As of June 30, 2012, the Group did not hold derivative financial instruments in managing its foreign currency, however, the Company may from time to time enter into hedging arrangements where circumstances are deemed appropriate. Foreign subsidiaries with a functional currency of AUD have exposure to the local currency of these subsidiaries and any other currency these subsidiaries trade in. The functional currency of MEI Pharma, Inc. and Glycotex, Inc. is USD and these subsidiaries have exposure to AUD and any other currency these subsidiaries trade in.

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

Persons depositing or withdrawing shares must pay:	For:
US$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)
• Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

• Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

US$.02 (or less) per ADS	• Any cash distribution to ADS registered holders
A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	• Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS registered holders
US$.02 (or less) per ADSs per calendar year	• Depositary services
Registration or transfer fees	• Transfer and registration of shares on the Company’s share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Expenses of the depositary	• Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement) • Converting foreign currency to U.S. dollars
Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	• As necessary
Any charges incurred by the depositary or its agents for servicing the deposited securities	• As necessary

As part of its service to the Company, The Bank of New York Mellon as depositor, has agreed to waive fees for the standard costs associated with the administration and maintenance of the ADR program. The estimated cost for this service is approximately US$55,000 per annum. For the period July 1, 2011 to June 30, 2012 the Company has paid The Bank of New York approximately US$26,000 for other services including AGM/EGM services and mailing of Company Notices.

PART II

Item 13.                 Defaults, Dividend Arrearages and Delinquencies

This item is not applicable.

Item 14.	Material Modifications to the Rights of Security Holders and the Use of Proceeds

This item is not applicable.

Item 15.                 Controls and Procedures

(a) Disclosure Controls and Procedures

At the end of the period covered by this Annual Report, the Company’s management, with the participation of the Principal Executive Officer and Chief Financial Officer, evaluated the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act). Based on that evaluation, the Company’s Principal Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures are effective as of June 30, 2012.

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as of June 30, 2012 based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework. Based on this assessment, management concluded that the Company’s internal control over financial reporting is effective as of June 30, 2012.

(c) Changes in Internal Controls

During the fiscal year ended June 30, 2012, there has been no change in internal control over reporting that has materially affected or is reasonably likely to materially affect the Company’s internal control over financial reporting.

Item 16.                         Reserved

Item 16A.                      Audit Committee Financial Expert

The Board of Directors has determined that Mr. Peter White, qualifies as an “audit committee financial expert” as that term is defined in Item 16A of Form 20-F. Mr. White meets the independence requirements of the Nasdaq Capital Market and SEC’s rules and regulations.

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

Item 16C.                      Principal Accounting Fees and Services

Grant Thornton Audit Pty Ltd (“GT”) (previous auditors BDO Audit (NSW-VIC) Pty Ltd) has audited the Company’s annual financial statements acting as the independent registered public accounting firm for the fiscal years ended June 30, 2012 and 2011.

The charts below set forth the total fees for services performed by GT in 2012 and 2011 and summarizes these amounts by the category of service.

	2012	2011
	A$’000	A$’000

Audit fees	106	270
Audit related fees	13	83
Tax fees	29	31
Total fees	148	384

Audit fees

The audit fees include the aggregate fees incurred in fiscal years 2012 and 2011 for professional services rendered in connection with the audit of the Company’s annual financial statements and for related services that are reasonably related to the performance of the audit or services that are normally provided by the auditor in connection with regulatory filings of engagements for those financial years (including review of the Company’s Annual Report on Form 20-F, consents and other services related to SEC matters).

Audit Related Fees

Fees for audit related services billed in fiscal years 2012 and 2011 include audit related services provided in connection with the filing of registration statements for MEI.

Tax Fees

Tax fees billed in each of the fiscal years 2012 and 2011 were for the preparation of tax returns and related advice.

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

Item 16F.                      Change in Registrant’s Certifying Accountant.

On May 8, 2012 the Audit Committee approved the appointment of Grant Thornton Audit Pty Limited (“Grant Thornton”) as the Company’s new independent registered public accounting firm.  BDO Audit (NSW-VIC) Pty Limited (“BDO”) the Company’s former independent registered public accounting firm resigned as the Company’s independent registered public accounting firm simultaneous with the engagement of Grant Thornton by the Company. This change was a result of BDO’s practices in Melbourne and Sydney merging with Grant Thornton in May 2012.

BDO’s reports on the Company’s consolidated financial statements for the years ended June 30, 2011 and 2010 did not contain any adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

During the Company’s fiscal years ended June 30, 2011 and 2010, and through May 8, 2012, there were no disagreements between the Company and BDO on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which, if not resolved to the satisfaction of BDO, would have caused BDO to make reference to the subject matter of such disagreement in connection with their report. None of the “reportable events” described in Item 304(a)(1)(v) of Regulation S-K of the SEC’s rules and regulations have occurred during the fiscal years ended June 30, 2011 and 2010 or through May 8, 2012.

During the Company’s fiscal years ended June 30, 2011, and 2010 and through May 8, 2012, neither the Company nor anyone acting on its behalf consulted Grant Thornton regarding (1) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and Grant Thornton did not provide either a written report or oral advice to the Company that was an important factor considered by the Company in reaching a decision as to any accounting, auditing, or financial reporting issue, or (2) any matter that was either the subject of a disagreement with BDO, which, if not resolved to the satisfaction of BDO, would have caused BDO to make reference to the subject matter of such disagreement in connection with their report, or any “reportable events” as described in Item 304(a)(1)(v) of Regulation S-K of the SEC’s rules and regulations.

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

Item 16H.                      Mine Safety Disclosure

This item is not applicable.

PART III

Item 17.                 Financial Statements

Not Applicable

Item 18.                 Financial Statements

The financial statements filed as part of this Annual Report are included on pages 77 through 129 hereof.

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

4.1	Lease between Hyperion Property Syndicates Limited (Lessor) and Novogen Laboratories Pty Ltd for the Company's corporate headquarters at 140 Wicks Road, North Ryde, New South Wales. (5)
4.2	Employment Contract between the Company and Professor Alan Husband dated March 10, 2010. (5)
4.3	Employment Contract between the Company and Bryan Palmer dated March 10, 2010. (5)
4.4	Employment Contract between the Company and Craig Kearney dated March 10, 2010. (5)
4.5	Employment Contract between the Company and Ronald Erratt dated March 10, 2010. (5)
4.6	Employment Contract between the Company and Mark Hinze dated September 23, 2010. (5)
4.7	Patent License Agreement, dated as of November 13, 1997, by and among Novogen Limited, Novogen Research Pty Limited, Novogen Inc. and Protein Technologies International Inc.** (3)
4.8
Amendment to the Patent License Agreement, dated as of June 21, 2004 by and among Novogen Limited, Novogen Research Pty Limited, Novogen Inc. and Solae LLC (formerly known as Protein Technologies International Inc.)** (4)

4.9	Asset Purchase Agreement, dated as of December 21, 2010, between MEI, the Company and Novogen Pty Limited (6).
4.10	Amendment Agreement with Archer Daniels Midland Company, dated June 30, 2011 (6)
4.11	Securities Subscription Agreement, dated as of September 27, 2011, between Marshall Edwards, Inc. and Novogen Limited. (7)
4.12	Securities Subscription Agreement, dated as of December 28, 2011, between Marshall Edwards, Inc. and Novogen Limited. (8)
4.13	Letter from BMS Audit (NSW-VIC) Pty Ltd (formerly named BDO Audit (NSW-VIC) Pty Ltd), dated October 26, 2012, confirming the disclosure in Item 16F. (*)
8.1	Company Subsidiaries. (*)
12.1	Certification of the Acting Principal Executive Officer pursuant to Rule 13a – 14(a) of the Securities Exchange Act of 1934, as amended. (*)
12.2	Certification of Chief Financial Officer pursuant to Rule 13a – 14(a) of the Securities Exchange Act of 1934, as amended. (*)
13.1	Certification by the Acting Principal Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as added by Section 906 of the Sarbanes – Oxley Act of 2002. (*)

*	Filed herewith.
**	Portions of these documents have been omitted pursuant to a request for confidential treatment. Such omitted portions have been filed separately with the SEC.

(1)	Incorporated by reference to the Registration Statement on Form 20-F filed with the Securities and Exchange Commission on December 24, 1998 (File No. 0-29962)

(2)	Incorporated by reference to the Registration Statement on Form F-6 filed with the Securities and Exchange Commission on September 29, 2005 (File No. 333-128681)

(3)	Incorporated by reference to the Annual Report on Form 20-F/A filed with the Securities and Exchange Commission on March 20, 2009 (File No. 0-29962).

(4)	Incorporated by reference to the Annual Report on Form 20-F/A filed with the Securities and Exchange Commission on May 5, 2009 (File No. 0-29962).

(5)	Incorporated by reference to the Annual Report on Form 20-F filed with the Securities and Exchange Commission on December 13, 2010 (File No. 0-29962).

(6)	Incorporated by reference to the Annual Report on Form 20-F filed with the Securities and Exchange Commission on December 13, 2011 (File No. 0-29962).

(7)	Incorporated by reference to Exhibit 10.1 to the Registrant’s Subsidiary’s (MEI Pharma, Inc.) filing on Form 8-K filed on September 29, 2011 (File No. 000-50484).

(8)	Incorporated by reference to Exhibit 10.1 to the Registrant’s Subsidiary’s (MEI Pharma, Inc.) filing on Form 8-K filed on December 28, 2011 (File No. 000-50484).

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders of Novogen Limited

We have audited the accompanying consolidated balance sheet of Novogen Limited and subsidiaries (the “Company”) as of June 30, 2012, and the related consolidated statement of comprehensive income, shareholders’ equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The consolidated financial statements of the Company as of June 30, 2011 and for each of the years in the two-year period ended June 30, 2011 were audited by BMS Audit (NSW-VIC) Pty Limited formerly BDO Audit (NSW-VIC) Pty Limited. We have since acquired the partners and staff of such firm.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Novogen Limited and subsidiaries as of June 30, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2012, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

The accompanying financial statements have been prepared assuming that Novogen Limited will continue as a going concern. As more fully described in Note 1, the Company intends to undertake, subject to shareholder approval, an in specie distribution of the MEI Pharma, Inc. shares, following the distribution the Company will have no active operations and limited financial resources. These conditions, among others, as discussed in Note 1 to the consolidated financial statements, raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters also are described in Note 1. The consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result from the outcome of this uncertainty.

/s/ Grant Thornton

GRANT THORNTON AUDIT PTY LTD
Chartered Accountants

Sydney, NSW, Australia
October 26, 2012

Directors’ Declaration

The Directors of the Company declare that:

1.
The financial statements, comprising the Statement of Comprehensive Income, Statement of Financial Position, Statement of Cash Flows, Statement of Changes in Equity and accompanying notes, are in accordance with the Corporations Act 2001 and:

(a)	comply with Accounting Standards and the Corporations Regulations 2001; and

(b)	give a true and fair view of the consolidated entity’s financial position as at June 30, 2012 and of its performance for the year ended on that date.

2.	The Company has included in the notes to the financial statements an explicit and unreserved statement of compliance with International Financial Reporting Standards.

3.	In the Directors’ opinion, there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

4.	The Directors have been given the declaration by Chief Financial Officer required by section 295A.

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

This declaration is made in accordance with a resolution of the Board of Directors and is signed for and on behalf of the Directors by:

/s/ William Rueckert

……………………………
William Rueckert
Non-executive Chairman
Sydney, October 26, 2012

STATEMENT OF COMPREHENSIVE INCOME
for the year ended 30 June, 2012
	Notes		Consolidated
			2012	2011	2010	2012
			A$'000	A$'000	A$'000	US$'000
Continuing Operations
Revenue	2		1,513	2,025	1,784	1,549

Other income	2		937	512	7	959

Research & development expenses			(5,403)	(3,902)	(7,550)	(5,531)
General and administrative expenses			(5,789)	(9,562)	(10,039)	(5,926)
Finance costs			-	(18)	(15)	-

Loss before income tax	2		(8,742)	(10,945)	(15,813)	(8,949)

Income tax expense	3		-	(1)	(1)	-

Loss after tax from continuing operations			(8,742)	(10,946)	(15,814)	(8,949)

Profit after tax from discontinuing operations	21		7,392	1,467	568	7,566

Loss for the period			(1,350)	(9,479)	(15,246)	(1,383)

Other comprehensive income
Net exchange difference on translation of financial statements of foreign controlled entities (net of tax 2012: Nil, 2011:Nil)			(278)	(690)	(1,079)	(285)

Other comprehensive income			(278)	(690)	(1,079)	(285)

Total comprehensive income			(1,628)	(10,169)	(16,325)	(1,668)

Profit/(loss) attributable to:
Non-controlling interest			(2,659)	(2,981)	(2,901)	(2,722)
Novogen Limited	12	(c)	1,309	(6,498)	(12,345)	1,340
			(1,350)	(9,479)	(15,246)	(1,382)

Total comprehensive income attributable to:
Non-controlling interest			(2,707)	(3,388)	(3,212)	(2,772)
Novogen Limited			1,079	(6,781)	(13,113)	1,104
			(1,628)	(10,169)	(16,325)	(1,668)

Basic and diluted earnings/(loss) per share (cents) from continuing operations	4		(5.9)	(7.8)	(12.6)	(6.0)
Basic and diluted earnings/(loss) per share (cents) from discontinuing operations	4		7.2	1.4	0.6	7.4
Basic and diluted earnings/(loss) per share (cents)	4		1.3	(6.4)	(12.1)	1.3

The above Statement of Comprehensive income should be read in conjunction with the accompanying notes.

STATEMENT OF FINANCIAL POSITION
as at 30 June, 2012
	Notes		Consolidated
			2012	2011	2012
			A$'000	A$'000	US$'000
CURRENT ASSETS
Cash and cash equivalents	5		8,348	6,016	8,545
Trade and other receivables	6		404	5,469	414
Assets held for sale - inventories	7		-	654	-
Other current assets	8		206	521	211
Total current assets			8,958	12,660	9,170

NON-CURRENT ASSETS
Property, plant and equipment	9		27	67	28
Total non-current assets			27	67	28

TOTAL ASSETS			8,985	12,727	9,198

CURRENT LIABILITIES
Trade and other payables	10		3,675	6,386	3,762
Provisions	11		190	770	194
Derivative liability	15		-	1,047	-
Total current liabilities			3,865	8,203	3,956

NON-CURRENT LIABILITIES
Provisions	11		7	104	7
Total non-current liabilities			7	104	7

TOTAL LIABILITIES			3,872	8,307	3,963
NET ASSETS			5,113	4,420	5,235

EQUITY
Contributed equity	12	(a)	199,026	194,295	203,723
Reserves	12	(b)	(3,850)	(3,422)	(3,940)
Accumulated losses	12	(c)	(191,701)	(186,644)	(196,225)
Capital and reserves attributable to owners of Novogen Limited			3,475	4,229	3,558

Non-controlling interest	12	(d)	1,638	191	1,677

TOTAL EQUITY			5,113	4,420	5,235

The above Statement of Financial Position should be read in conjunction with the accompanying notes.

STATEMENT OF CHANGES IN EQUITY
for the year ended 30 June, 2012

Consolidated	Contributed equity	Accumulated losses	Reserves	Total	Non-controlling interest	Total equity	Total equity
	A$'000	A$'000	A$'000	A$'000	A$'000	A$'000	US$'000

At 1 July, 2009	206,419	(179,730)	(3,010)	23,679	5,094	28,773	29,453

Loss for the period	-	(12,345)	-	(12,345)	(2,901)	(15,246)	(15,606)
Exchange differences on translation of foreign operations	-	-	(768)	(768)	(311)	(1,079)	(1,104)
Total comprehensive income	-	(12,345)	(768)	(13,113)	(3,212)	(16,325)	(16,710)
Share-based payments	-	623	-	623	105	728	745
Total transactions with owners in their capacity as owners	-	623	-	623	105	728	745

At 30 June, 2010	206,419	(191,452)	(3,778)	11,189	1,987	13,176	13,488

At 1 July, 2010	206,419	(191,452)	(3,778)	11,189	1,987	13,176	13,488

Loss for the period	-	(6,498)	-	(6,498)	(2,981)	(9,479)	(9,703)
Exchange differences on translation of foreign operations	-	-	(283)	(283)	(407)	(690)	(706)
Total comprehensive income	-	(6,498)	(283)	(6,781)	(3,388)	(10,169)	(10,409)
Issue of share capital by subsidiary	706	-	-	706	-	706	723
less non-controlling interest	(289)	-	-	(289)	289	-	-
Share-based payments	-	116	-	116	591	707	724
Share of opening equity transferred to non-controlling interest due to issuance of shares by subsidiary	(12,541)	11,190	639	(712)	712	-	-
Total transactions with owners in their capacity as owners	(12,124)	11,306	639	(179)	1,592	1,413	1,447

At 30 June, 2011	194,295	(186,644)	(3,422)	4,229	191	4,420	4,526

At 1 July, 2011	194,295	(186,644)	(3,422)	4,229	191	4,420	4,526

Profit/(loss) for the period	-	1,309	-	1,309	(2,659)	(1,350)	(1,382)
Exchange differences on translation of foreign operations	-	-	(230)	(230)	(48)	(278)	(285)
Total comprehensive income	-	1,309	(230)	1,079	(2,707)	(1,628)	(1,667)
Issue of share capital	164	-	-	164	-	164	168
Issue of share capital by subsidiary	1,606	-	-	1,606	-	1,606	1,644
less non-controlling interest	(3,560)	-	-	(3,560)	3,560	-	-
Share-based payments	-	730	-	730	(179)	551	564
Share of opening equity transferred to non-controlling interest due to issuance of shares by subsidiary	6,521	(7,096)	(198)	(773)	773	-	-
Total transactions with owners in their capacity as owners	4,731	(6,366)	(198)	(1,833)	4,154	2,321	2,376

At 30 June, 2012	199,026	(191,701)	(3,850)	3,475	1,638	5,113	5,235

The above Statements of Changes in Equity should be read in conjunction with the accompanying notes.

STATEMENT OF CASH FLOWS
for the year ended 30 June, 2012

	Notes	Consolidated
		2012	2011	2010	2012
		A$'000	A$'000	A$'000	US$'000

Cash flows from operating activities
Net loss before tax		(1,343)	(9,474)	(15,236)	(1,375)
Income tax paid		(7)	(5)	(10)	(7)

Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortisation		25	83	198	26
Net (gain)/loss on disposal of property, plant and equipment		9	(265)	(7)	9
Share-based payments		574	651	728	588
Sale of business - gain on disposal		(7,992)	-	-	(8,180)

Changes in operating assets and liabilities:
(increase)/decrease in trade receivables		2,408	(1,172)	252	2,465
(increase)/decrease in other receivables		2,657	(2,313)	16	2,720
(increase)/decrease in inventories		654	907	(227)	669
(increase)/decrease in prepayments		315	(79)	123	322
increase/(decrease) in trade and other payables		(2,711)	1,021	(2,694)	(2,775)
increase/(decrease) in provisions		(677)	125	(261)	(693)
increase/(decrease) in derivative liability		(1,047)	1,047	-	(1,072)
exchange rate change on opening cash		(214)	771	512	(219)

Net cash flows from/(used in) operating activities		(7,349)	(8,703)	(16,606)	(7,522)

Cash flows from investing activities
Acquisition of property, plant and equipment		(1)	(56)	(22)	(1)
Proceeds from sale of plant and equipment		7	343	12	7
Sale of business - net proceeds		9,500	-	-	9,724
Sale of business - related costs		(1,508)	-	-	(1,544)

Net cash flows from/(used in) investing activities		7,998	287	(10)	8,186

Financing Activities
Proceeds from the issue of shares by subsidiary		1,747	763	-	1,788

Net cash flows from/(used in) financing activities		1,747	763	-	1,788

Net (decrease)/increase in cash and cash equivalents		2,396	(7,653)	(16,616)	2,452
Cash and cash equivalents at beginning of period		5,766	14,131	32,338	5,902
Effect of exchange rates on cash holdings in foreign currencies		(64)	(1,462)	(1,591)	(66)
Movements in secured facility		-	750	-	-

Cash and cash equivalents at end of period	5	8,098	5,766	14,131	8,288

The above Statements of Cash Flows should be read in conjunction with the accompanying notes.

NOTES TO THE FINANCIAL STATEMENTS

The financial statements of Novogen Limited for the year ended 30 June, 2012 were authorised for issue in accordance with a resolution of the Board of Directors on 26 October, 2012.

Note 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies which have been adopted in the preparation of the financial statements are:

Basis of preparation

The financial statements are general-purpose financial statements, which have been prepared in accordance with the requirements of the Corporations Act 2001, Australian Accounting Standards and other authoritative pronouncements of the AASB. Novogen Limited is a for-profit entity for the purpose of preparing the financial statements. The financial statements have been prepared on a historical cost basis with all amounts presented in Australian dollars, rounded to the nearest thousand dollars ($’000), unless otherwise stated.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. This basis of accounting contemplates the recovery of the Company’s assets and the satisfaction of liabilities in the normal course of business and does not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

While the basis of presentation remains that of a going concern, the Group’s ability to continue as a going concern is dependent on the in specie distribution of the MEI shares proceeding as described in Note 23, which is subject to shareholder approval.

Following the planned in specie distribution of shares of MEI held by Novogen Limited the Company will have no active operations and limited financial resources. The Directors will continue to explore a number of acquisition or merger options for the company so as to achieve the best outcome for shareholders. Although the Directors believe the company will have sufficient cash resources to fund operations for the next twelve months, its future will be dependent on the result of the current options that are being explored for the future of the Company. If such a transaction is completed, the going concern of the Company will be dependent on the operations of the new business and no assurance can be provided that additional funding will not be required for the Company to continue as a going concern.

If the in specie distribution does not occur Novogen Limited’s future performance will continue to be dependent upon the performance of its subsidiary MEI and MEI’s ability to continue to raise capital to continue its operations. Should the Company not participate in any of MEI’s capital raises, the Company’s investment in MEI could be further diluted. Any participation by the Company in MEI’s capital raising efforts would be dependent on the Company’s ability to raise funds on market.

If the Company does not undertake the in specie distribution and its subsidiary MEI is unable to obtain funds on favourable terms or at all and/or the Directors are unable to identify future options for the Company, the Company may be required to cease or reduce its operations. These factors raise substantial doubt about the Company’s ability to continue as a going concern.

Statement of compliance

The financial statements comply with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

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

Non-controlling interests represent the portion of profit or loss and net assets in MEI and Glycotex not held by the Group and are presented separately in the Statement of Comprehensive Income and within equity in the consolidated Statement of Financial Position.

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

Clinical trial expenses of A$152,000 have been accrued at June 30, 2012. These estimates are based on the number of patients in each trial and the drug administration cycle.

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

Foreign currency translation

Functional currency

Both the functional and presentation currency of Novogen Limited and its subsidiaries is Australian dollars (A$) except for MEI, Marshall Edwards Pty Limited and Glycotex, where the functional currency is US dollars.

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

Non-current assets held for sale and discontinued operations

Non-current assets and disposal groups classified as held for sale are measured at the lower of their carrying amount and fair value less costs to sell. Non-current assets and disposal groups are classified as held for sale if their carrying amounts will be recovered principally through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the asset or disposal group is available for immediate sale in its present condition. Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification.

In the statement of comprehensive income, income and expenses from discontinued operations are reported separately from income and expenses from continuing operations. The resulting profit or loss (after taxes) is reported separately in the statement of comprehensive income.

Property, plant and equipment, once classified as held for sale, are not depreciated or amortised.

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

New accounting standards and interpretations

Certain new accounting standards and interpretations have been published that are not mandatory for 30 June, 2012 reporting periods. The Group’s assessment of the impact of these new standards and interpretations is set out below.

(i) AASB 9 Financial Instruments (effective from 1 January, 2015)

In September 2009 the AASB issued AASB 9, Financial Instruments, which amends the requirements for classification and measurement of financial assets. This standard was subsequently amended in December, 2010. AASB 9 requires that gains or losses on financial liabilities measured at fair value are recognised in profit or loss, except that the effects of changes in the liability’s credit risk are recognised in other comprehensive income. At 30 June 2012, the Company currently has no financial liabilities measured at fair value through profit or loss (2011: A$1,047,000). The amendments require that any changes in fair value attributable to the liability’s credit risk be recognised in other comprehensive income instead of profit or loss. The amendments apply retrospectively from date of initial application, which will be 1 July 2015. Therefore, at this stage, it is not yet possible for the Company to quantify the impact on the financial statements of first time application of these amendments.

(ii) AASB 10 Consolidated Financial Statements (effective from 1 January, 2013)

AASB 10 establishes a revised control model which broadens the situations when an entity is considered to be controlled by another entity. The effect of this change may lead to more entities being consolidated into the Group.

The Company does not expect that this change with have any impact on the financial statements due to there currently not being any entities or investment with in the group that are not currently consolidated. However, should the investment that the Company currently has in MEI Pharma, Inc become diluted to less than 50% ownership interest, due to further share issuances by the subsidiary, the Company will need to review the new standard.

(iii) AASB 12 Disclosure of Interests in Other Entities (effective from 1 January, 2013)

AASB 12 combines the disclosure requirements for subsidiaries, joint arrangements, associates and structured entities within a comprehensive disclosure standard. Its aim is to provide more transparency on ‘borderline’ consolidations decisions and includes enhanced disclosures centred on significant judgements and assumptions made around determining control, joint control and significant influence.

The Company does not expect that this change with have any impact on the financial statements other than to add additional disclosure.

(iv) AASB 13 Fair Value Measurement (effective from 1 January, 2013)

Currently, fair value measurement requirements are included in several Accounting Standards. AASB 13 establishes a single framework for measuring fair value of financial and non-financial items recognized at fair value in the statement of financial position or disclosed in the notes in the financial statements.

The Company has not yet conducted a detailed analysis of the differences between the current fair calculation methodologies used and those required by AASB 13. However, when this standard is adopted for the first time for the year ended 30 June 2014, there will be no impact on the financial statements because the revised fair value measurement requirements apply prospectively from 1 July 2013.

(v) AASB 2011-9 Amendments to Australian Accounting Standards – Presentation of Other Comprehensive Income (effective1 July, 2013).

These amendments align the presentation of items of other comprehensive income (OCI) with US GAAP. When this standard is first adopted for the year ended 30 June 2014, there will be no impact on amounts recognised for transactions and balances for 30 June 2014 (and comparatives). However, the statement of comprehensive income will include name changes and include subtotals for items of OCI that can subsequently be reclassified to profit or loss in future (e.g. foreign currency translation reserves) and those that cannot subsequently be reclassified (e.g. fixed asset revaluation surpluses).

(vi) AASB 119 Employee Benefits (effective1 January, 2013).

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

Note 2                      (LOSS)/PROFIT BEFORE INCOME TAX
	Consolidated
	2012	2011	2010
	A$'000	A$'000	A$'000

Revenue and other income from continuing operations

(a) Revenue
Bank interest	285	144	290
Royalties	1,162	1,714	1,492
Dividends	66	165	-
Other	-	2	2
Total revenue	1,513	2,025	1,784

(b) Other income
Government grants - research and development	-	247	-
Gain on fair value of derivative liability	728	-	-
Net gains on disposal of investment	199	-	-
Net gains on disposal of plant and equipment	-	265	7
Other	10	-	-
	937	512	7
(c) Other expenses*
Inventory impairment	12	12	-
	12	12	-

(d) Depreciation included in the statement of comprehensive income*
Depreciation :
Included in administrative expenses	25	83	198

(e) Lease payments and other expenses included in the statement of comprehensive income*
Included in administrative expenses:
Minimum lease payments - operating leases	246	402	476
Net foreign exchange differences	(214)	771	512
Net loss on disposal of plant and equipment	9	-	-
Share issue expenses	-	433	-
Onerous lease provision movement - operating leases	(37)	-	-
Included in research and development expenses:
Onerous lease expense - operating leases	-	550	-

(f) Employee benefit expense*
Wages and salaries	3,225	4,609	5,453
Workers' compensation costs	1	27	47
Defined contribution plan expense	90	336	573
Termination costs	1,155	655	3,017
Share-based payments expense	574	651	728
	5,045	6,278	9,818
* includes amounts from discontinuing operations

Note 3                 INCOME TAX
	Consolidated
	2012	2011	2010
	A$'000	A$'000	A$'000
A reconciliation between tax expense and the product of accounting (loss)/profit before income tax multiplied by the Group's applicable tax rate is as follows:

Accounting (loss)/profit before tax from continuing and discontinuing operations	(1,343)	(9,474)	(15,236)

At the Group's statutory income tax rate of 30% (2011 and 2010: 30%)	(403)	(2,842)	(4,571)

Foreign tax rate differentials	(860)	(139)	(184)
Non deductible expenses	159	26	85
Deductible balancing adjustments	5	-	-
Research and development allowance	-	(110)	(604)
Sub-total	(1,099)	(3,065)	(5,274)
Tax losses and timing differences not recognised	1,106	3,070	5,284
Tax expense	7	5	10

Tax expense from continuing operations	-	1	1
Tax expense from discontinuing operations	7	4	9
	7	5	10

Components of income tax expense/(benefit)
Current tax	(1,099)	(3,065)	(5,274)
Deferred tax	1,106	3,070	5,284
Income tax expense	7	5	10
Deferred income tax
Deferred income tax at 30 June relates to the following:
Deferred tax assets/(liabilities)
Depreciation	106	124	301
Amortisation of intangibles	(214)	-	-
Start up costs capitalised	1,491	-	-
Provisions and accruals	(54)	702	166
Exchange losses/(gain)	(201)	(75)	113
Share based payments by USA subsidiaries	171	195	171
Other	-	40	51
Losses carried forward
- Australia	13,509	41,923	40,474
- US	16,392	14,950	16,921
- Other countries	-	1,259	1,899
Total deferred tax assets not recognised	31,200	59,118	60,096

Deferred tax liability
Other	-	-	-

Total deferred tax liability not recognised	-	-	-

Net deferred tax asset not recognised	31,200	59,118	60,096
At the Group's statutory income tax rate of 30% (2011 and 2010: 30%)	9,360	17,735	18,029
Capital Losses carried forward	3,230	-	-
At the Group's statutory income tax rate of 30% (2011 and 2010: 30%)	969	-	-
Tax losses of A$28,999,000 (2011 and 2010: nil) expired during the year as a result of dissolution of subsidiaries.

Tax consolidation

Novogen Limited and its 100% owned Australian subsidiaries elected to form a tax consolidation group for income tax purposes with effect from 1 July, 2003. The Australian Tax Office has been formally notified of this decision. Novogen Limited as the head entity discloses all of the deferred tax assets of the tax consolidated group in relation to tax losses carried forward (after elimination of inter-group transactions).

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

Potential ordinary shares (non-dilutive) and not included in determining earnings per share: 1,606,240 options (2011: 2,640,756) (refer Note 13).

There have been no conversions to, calls of, or subscriptions for ordinary shares or issues of potential ordinary shares since the end of the reporting period and before the completion of these financial statements.

The following reflects the income and share data used in the basic and diluted earnings per share computations:

	Consolidated
	2012	2011	2010
	A$'000	A$'000	A$'000

Net loss attributable to owners of the parent from continuing operations	(6,083)	(7,965)	(12,913)
Net profit attributable to owners of the parent from discontinuing operations	7,392	1,467	568
Net profit/(loss) attributable to owners of the parent	1,309	(6,498)	(12,345)

	2012 Thousands	2011 Thousands	2010 Thousands

Weighted average number of ordinary shares used in calculating basic and diluted earnings per share	102,431	102,126	102,126

Note 5                  CASH AND CASH EQUIVALENTS

	Consolidated
	2012	2011
	A$'000	A$'000

Cash at bank and in hand	6,348	5,266
Short-term deposits	1,750	500
	8,098	5,766

Secured cash (Refer Note 15)	250	250
	8,348	6,016

Cash at bank earns interest at floating rates based on daily bank deposit rates.

Short-term deposits and secured cash are made for varying periods of between one day and three months, depending on the immediate cash requirements of the Group, and earn interest at the respective short-term deposit rates.

Note 6                 TRADE AND OTHER RECEIVABLES

	Consolidated
	2012	2011
	A$'000	A$'000

Current

Trade receivables	322	2,424
Allowance for doubtful debts	(315)	(9)
	7	2,415

Deposits held	326	349
Royalty receivable	-	2,565
Other debtors	71	140
	404	5,469

At 30 June, 2011 the Company had entered into an agreement to receive a lump sum upfront payment in settlement of royalties due under the licence agreement with ADM. This payment was received in July, 2011.

Allowance for doubtful debts

Trade receivables are non-interest bearing and are generally on 30-60 day terms. An allowance for doubtful debts is made when there is objective evidence that the Group will not be able to collect the debts.

At 30 June, 2012 trade receivables of A$315,000 (2011: A$9,000) were considered doubtful.

Movements in the allowance for doubtful debts were as follows:

	Consolidated
	2012	2011
	A$'000	A$'000

Balance at 1 July	(9)	(36)

Change in allowance for the year	(306)	27

Balance at 30 June	(315)	(9)

Past due but not considered doubtful

At 30 June, 2012 trade receivables of A$6,000 (2011: A$427,000) were past due but were not considered to be doubtful. These relate to a number of independent customers for whom there is no recent history of default. The ageing analysis of these trade receivables is as follows:

	Consolidated
	2012	2011
	A$'000	A$'000

1 - 30 days overdue	6	352
31 - 60 days overdue	-	13
61 - 90 days overdue	-	62
91 + days overdue	-	-

	6	427

Receivable balances which are neither overdue nor impaired are expected to be received when due.

Other receivables

Other debtors, generally arising from transactions outside usual operating activities of the Group, are non-interest bearing and have repayment terms between 7 and 30 days.

At 30 June, 2012 there were no other receivables that were past due but were not considered to be doubtful (2011: $NIL).

Consolidated
	2012	2011
	A$'000	A$'000

1 - 30 days overdue	-	-
31 - 60 days overdue	-	-
61 - 90 days overdue	-	-
91 + days overdue	-	-

	-	-

Other receivable balances which are neither overdue nor impaired are expected to be received when due.

Fair value and credit risk
Due to the short term nature of these receivables, their carrying value is assumed to approximate their fair value.

The maximum exposure to credit risk is the fair value of receivables. Collateral is not held against these receivables.

Foreign exchange and interest rate risk

Details regarding foreign exchange and interest rate risk exposure is disclosed in Note 15.

Note 7                 INVENTORIES

	Consolidated
	2012	2011
	A$'000	A$'000

Current

Work in progress (at cost)	-	66
Finished goods (at cost)	-	588
	-	654

Note 8                 OTHER CURRENT ASSETS

	Consolidated
	2012	2011
	A$'000	A$'000

Prepayments	206	521

Note 9                 PROPERTY, PLANT AND EQUIPMENT

	Consolidated
	2012	2011
	A$'000	A$'000

Plant and equipment - at cost	84	615
Accumulated depreciation	(62)	(561)
	22	54

Leasehold improvements - at cost	20	118
Accumulated depreciation	(15)	(105)
	5	13

Total property, plant and equipment - at cost	104	733
Accumulated amortisation and depreciation	(77)	(666)

Total property, plant and equipment	27	67

Reconciliations
Reconciliations of the carrying amount of plant, property and equipment at the beginning and at the end of the current financial year:

	Consolidated
	2012	2011
	A$'000	A$'000
Plant and equipment
Carrying amount at beginning of financial year	54	158
Additions	1	35
Disposals	(16)	(75)
Depreciation expense	(17)	(64)
Carrying amount at end of financial year	22	54

Leasehold improvements
Carrying amount at beginning of financial year	13	14
Additions	-	20
Disposals	-	(2)
Depreciation expense	(8)	(19)
Carrying amount at end of financial year	5	13

 Note 10                 TRADE AND OTHER PAYABLES

	Consolidated
	2012	2011
	A$'000	A$'000

Current

Trade payables	831	1,936
Accrued payables	1,763	2,311
Deferred royalty income	1,081	2,139
	3,675	6,386

Terms and conditions relating to the above payables:

• trade payables are non-interest bearing and normally settled on 30 day terms; and
• accrued trade payables are non-interest bearing and normally settled on 30 day terms.

Risk exposure
Information about the Group’s exposure to foreign exchange risk and liquidity risk is provided in Note 15.

Fair value
Due to the short term nature of these payables, their carrying value is assumed to approximate their fair value.

Note 11                 PROVISIONS

	Consolidated
	2012	2011
	A$'000	A$'000
Current	190	770
Non-current	7	104
	197	874

	Consolidated
	2012	2011
	A$'000	A$'000
Employee benefit provision
Current	190	264
Non-current	7	55
	197	319

	Consolidated
	2012	2011
	A$'000	A$'000
Onerous lease provision
Current	-	506
Non-current	-	-
	-	506

Following the transition of the research and development function to the US and the expected sale of the consumer business, the Company raised a provision at 30 June, 2011 for the excess space available at its North Ryde premises. In 2012, the Company assigned its lease obligations for this property and relocated to a smaller premises appropriate to its revised space requirements. As a result the onerous lease provision has been reversed.

	Consolidated
	2012	2011
	A$'000	A$'000
Make good provision
Opening balance at beginning of the year	49	49
Write back of provision in the period	(49)	-
Closing balance at the end of the year	-	49

Current	-	-
Non-current	-	49
	-	49

In accordance with its Sydney premises lease, the Group must restore the leased premises to agreed condition at the end of the lease term. Following the assignment of the Company’s lease obligations, described above, the make good provision has been reversed.

Note 12                 CONTRIBUTED EQUITY AND RESERVES

(a) Issued and paid up capital
	Consolidated
	2012	2011
	A$'000	A$'000
Fully Paid Ordinary Shares
Novogen Limited
103,805,676 (2011: 102,125,894) ordinary shares	133,264	133,100
	133,264	133,100

Other
Gain arising on issue of shares by subsidiaries to outside shareholders:
Marshall Edwards, Inc.	56,483	53,731
Glycotex, Inc.	9,279	7,464
	65,762	61,195

Contributed Equity	199,026	194,295

Ordinary shares have the right to receive dividends as declared and, in the event of winding up the Company, to participate in the proceeds from the sale of all surplus assets in proportion to the number of and amounts paid up on shares held.

Ordinary shares entitle their holder to one vote, either in person or by proxy, at a meeting of the Company.

Movements in issued and paid up ordinary share capital of Novogen Limited are as follows:

	Number of shares	Issue price
		A$	A$'000
On issue 1 July, 2010	102,125,894		133,100

On issue 30 June, 2011	102,125,894		133,100

On issue 1 July, 2011	102,125,894		133,100

New Share Issue	250,000	0.09	23
New Share Issue	1,407,282	0.10	139
New Share Issue	22,500	0.10	2
Total shares issued during the period	1,679,782		164

On issue 30 June, 2012	103,805,676		133,264

Share options
The Company has an employee share option plan under which options to subscribe for the Company’s shares have been granted to certain executive and other employees (refer Note 13).

May 2011 Private Placement
On 16 May, 2011, MEI entered into an Amended and Restated Securities Purchase Agreement (the “Amended Securities Purchase Agreement”) with certain accredited investors pursuant to which MEI agreed to issue and sell to the investors certain shares of MEI’s common stock, and warrants to purchase additional shares of common stock. Pursuant to the Amended Securities Purchase Agreement, in May 2011 MEI issued to the investors: (i) 835,217 shares (the “Initial Shares”) of common stock, at a purchase price of US$1.333 per share; (ii) series A warrants (the “Series A warrants”) which initially represented the right to purchase up to 626,413 shares of common stock, up to a maximum of 2,250,564 shares; and (iii) series B warrants (the “Series B warrants”) which initially represented the right to purchase up to 2,165,534 shares of common stock in MEI.

In addition, MEI agreed to issue certain additional shares of common stock (the “Adjustment Shares”) to the extent the price of the common stock was below US$1.333 per share, but greater than or equal to US$0.75 per share, on certain dates (“Adjustment Dates”) during the period ending 26 June, 2012, including as a result of a subsequent offering by MEI of its securities at a price below the purchase price of the Initial Shares. The number of Adjustment Shares issuable was initially limited to 649,242, subject to proportionate increases to the extent the Series B warrants have been exercised prior to the applicable Adjustment Date, up to a maximum of 2,332,583 shares. If the trading price of MEI’s common stock was below US$0.75 per share on any Adjustment Date, MEI would, in addition to issuing the applicable number of Adjustment Shares, refund to the investors an amount per share of its common stock received by the investors in the transaction equal to the difference between US$0.75 and the price of the common stock on such Adjustment Date. The transactions contemplated by the Amended Securities Purchase Agreement are referred to as the May 2011 private placement. Upon the closing of the May 2011 private placement, MEI also issued warrants to the placement agent for the purchase of up to 210,053 shares of MEI common stock, which warrants were exercisable on the same terms as the Series A warrants.

On 29 December, 2011, MEI issued an aggregate of 667,272 Adjustment Shares to the investors in accordance with the calculation of the applicable price, based on the trading price of MEI’s common stock, with respect to the first Adjustment Date. Additionally, on 29 December, 2011, MEI issued an aggregate of 245,700 Adjustment Shares to the investors in connection with the private placement of common stock to Novogen that closed on 29 December, 2011.

Terms of Series A and Series B Warrants
The Series A warrants became exercisable on the six month anniversary of the 18 May, 2011 closing of the May 2011 private placement. The Series A warrants will expire on the fifth anniversary of the date on which the Series A warrants first became exercisable. Prior to the amendment of the warrant terms in September 2011 in conjunction with the Supplemental Agreement, as defined and described below, the Series A warrants were initially exercisable at an exercise price of US$1.57 per share, subject to adjustment as provided in the Series A warrant agreements. Under the terms of the warrant agreements, the number of shares of common stock issuable upon exercise of the Series A warrants would be increased by an amount equal to 75% of the number of shares of common stock issued upon each exercise of the Series B warrants.

Prior to the amendment of the warrant terms in September 2011 in conjunction with the Supplemental Agreement, as described below, the initial exercise price per share of the Series B warrants was equal to the lower of (i) US$1.333, and (ii) 85% of the arithmetic average of the lowest eight weighted average prices of MEI’s common stock during the 20 consecutive trading day period in the case of a voluntary exercise by the holders, ending on the trading day immediately preceding the date of delivery of a notice of exercise.

In July and August 2011, the investors exercised an aggregate of 1,294,000 Series B warrants for 1,294,000 shares of MEI’s common stock. MEI received net proceeds of US$1,094,000 in conjunction with the exercise of the Series B warrants. Pursuant to the terms of the Amended Securities Purchase Agreement, an additional 970,500 Series A warrants became exercisable as a result of these Series B warrant exercises.

Supplemental Agreement
On 28 September, 2011, MEI entered into a Supplemental Agreement (the “Supplemental Agreement”) with each of the investors party to the Amended Securities Purchase Agreement.

Pursuant to the Supplemental Agreement, each of the Series A warrants and the Series B warrants issued pursuant to the Amended Securities Purchase Agreement were amended and restated (the “Amended Series A Warrants” and “Amended Series B Warrants”, respectively). The exercise price of each of the Series A warrants and Series B warrants was reduced to US$1.00 per share. As amended, the exercise price of the Amended Series A Warrants is no longer subject to further adjustment upon the occurrence of certain events, including the subsequent sale or deemed sale by MEI of shares of its common stock at a price per share below the exercise price of the Amended Series A Warrants; however, the Amended Series A Warrants continue to provide for certain customary anti-dilution adjustments.

The Series B warrants were amended to permit the exercise of such warrants on a cashless basis. Pursuant to the terms of the Supplemental Agreement, on 28 September, 2011, the investors exercised, on a cashless basis, the Amended Series B Warrants for all of the remaining shares of common stock for which such Amended Series B Warrants were exercisable, resulting in the issuance by MEI of an aggregate of 305,603 shares of its common stock. As of 28 September, 2011, there were no remaining outstanding Series B warrants.

The Supplemental Agreement also effected certain amendments to the Amended Securities Purchase Agreement, including the extension, through 28 September, 2013, of the period during which the investors have the right to participate in subsequent equity offerings of MEI. In connection with the amendments described above, MEI made cash payments to the investors in an aggregate amount of US$365,000.

Rights Offering
On 26 March, 2012, MEI’s registration statement on Form S-1, filed with the Securities and Exchange Commission, became effective. The Form S-1 was filed in connection with MEI’s rights offering (“Rights Offering”) to its existing stockholders and to holders of MEI’s Series A warrants issued in connection with the May 2011 private placement. Pursuant to the Rights Offering, MEI distributed one subscription right for each share of its common stock and each Series A warrant exercisable for a share of its common stock to holders of record as of 30 March, 2012. Each subscription right entitled the holder to purchase one Unit, which consisted of 0.5 shares of MEI’s common stock and a warrant to purchase 0.25 shares of MEI’s common stock.

For every two Units purchased in the Rights Offering, stockholders received one share of common stock in MEI for a purchase price of US$0.89 per share, which represented a 10 percent discount to the volume-weighted average price of MEI’s common stock for the 30 consecutive trading days ending on, and inclusive of, 13 March, 2012, and warrants to purchase one-half of one share of MEI’s common stock with an exercise price of US$1.19 per share, which represented a 20 percent premium to the volume-weighted average price of MEI’s common stock during the same period. The warrants are exercisable for a five-year period beginning on May 11, 2012.

The Rights Offering also included an over-subscription privilege, which entitled stockholders to purchase additional Units that remained unsubscribed at the expiration of the Rights Offering.

The subscription period expired on 11 May, 2012. Eligible participants exercised subscription rights to purchase 11,660,606 Units under the offering, including 8,988,675 Units purchased by Novogen Limited (described above). Based on the irrevocable exercise of the subscription rights, MEI issued 5,830,202 shares of its common stock and warrants to purchase 2,915,152 shares upon exercise of the warrants (subject to adjustment for fractional shares). Gross proceeds of US$5.2 million were received in connection with the Rights Offering.

On 10 May, 2011 the asset purchase agreement entered into between the MEI, Novogen Limited, and Novogen Research Pty Limited on 21 December, 2010 was completed. The closing of the transaction followed approval at a meeting of Novogen shareholders on 6 May, 2011. The agreement was previously approved at MEI’s Annual Meeting of Stockholders on 13 April, 2011. Under the agreement, MEI acquired Novogen’s isoflavone-based intellectual property portfolio in exchange for issuing Novogen 1,000 shares of Class A Preferred Stock. Each Preferred Stock is convertible into 4,827 shares of MEI common stock for an aggregate of 4,827,000 shares, valued in total at US$4 million based on the volume weighted average price over the 20 trading days prior to the date of the date of the execution of the asset purchase agreement. Should any of the acquired assets achieve a statistically significant result in a Phase II clinical trial or the first patient is enrolled in a Phase III clinical trial, each share of Class A Preferred Stock not already converted will become convertible into 9,654 shares of MEI common stock. MEI can buy back the preference shares at any time at a total price of US$12 million. On completion all prior licensing agreements between the Company and MEI were cancelled.

(b) Reserves

The foreign currency translation reserve is used to record exchange differences arising from the translation of the financial statements of foreign subsidiaries.

Movements in the currency translation reserve were as follows:

	Consolidated
	2012	2011
	A$'000	A$'000

Balance at the beginning of the year	(3,422)	(3,778)
Share of opening reserve transferred to minority interest due to issuance of shares by subsidiary	(198)	639
Exchange differences on translation of foreign operations	(230)	(283)
Balance at the end of the year	(3,850)	(3,422)

(c) Accumulated losses

Movements in accumulated losses were as follows:

	Consolidated
	2012	2011
	A$'000	A$'000

Balance at the beginning of the year	(186,644)	(191,452)

Adjustment to opening retained earnings attributed to minority interest holders	(7,096)	11,190
Equity attributable to share based payments	730	116
Current year (loss)/profit	1,309	(6,498)

Balance at the end of the year	(191,701)	(186,644)

(d) Non-controlling interests
The non-controlling interests are detailed as follows:

	Consolidated
	2012	2011
	A$'000	A$'000

Ordinary shares	41,009	43,971
Foreign currency translation reserve	(2,399)	(2,550)
Accumulated losses	(36,972)	(41,230)
	1,638	191

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

	2012		2011
	No.	WAEP	No.	WAEP
Outstanding at the beginning of the year	2,528,560	$0.47	2,370,340	$1.11
Granted	-	N/A	1,750,000	$0.30
Forfeited	(980,800)	$0.62	(1,533,956)	$1.14
Exercised	-	N/A	-	N/A
Expired	(22,624)	$2.41	(57,824)	$3.64
Outstanding at the end of the year	1,525,136	$0.34	2,528,560	$0.47
Exercisable at the end of the year	811,183	$0.36	474,924	$1.00

The following table details the exercise price, expiry date and number of options issued to employees that were outstanding as at the end of the year:

Exercise Price	Expiry Date	No. outstanding 30 June, 2012	No. outstanding 30 June, 2011
$2.41	30/03/12	-	79,920
$1.06	1/03/13	44,324	182,736
$0.53	6/03/14	105,812	515,904
$0.30	26/01/15	1,375,000	1,750,000

		1,525,136	2,528,560

Consultant options

The Company has also granted options by way of compensation to consultants who perform services for Novogen and its controlled entities. Options issued to consultants generally vest in four equal annual instalments over the vesting period.

The expense recognised in the Statement of Comprehensive Income in relation to consultant options is $Nil (2011: $Nil).

The following table illustrates the number (No.) and weighted average exercise price (WAEP) of, and movements in, share options issued to consultants during the year;

	2012		2011
	No.	WAEP	No.	WAEP
Outstanding at the beginning of the year	112,196	$1.22	132,820	$1.59
Granted	-	N/A	-	N/A
Forfeited	-	N/A	-	N/A
Expired	(31,092)	$2.41	(20,624)	$3.64
Outstanding at the end of the year	81,104	$0.76	112,196	$1.22
Exercisable at the end of the year	69,693	$0.80	80,509	$1.43

The following table details the exercise price, expiry date and number of options issued to consultants that were outstanding as at the end of the year:

Exercise Price	Expiry Date	No. outstanding 30 June, 2012	No. outstanding 30 June, 2011
$2.41	30/03/12	-	31,092
$1.06	1/03/13	35,460	35,460
$0.53	6/03/14	45,644	45,644

		81,104	112,196

The contractual life of all options granted is between three and five years. There are no cash settlement alternatives. The weighted average remaining contractual life for all share options outstanding as at 30 June, 2012 was 2.7 years.

The fair value of the equity-settled share options is estimated as at the date of grant using a binomial model taking into account the terms and conditions upon which the options were granted.

The following table lists the inputs to the model used to calculate the fair value of the options.

6 May,
2011
Exercise price	A$0.297
Share price at grant date	A$0.24
Dividend yield	0%
Expected volatility	125%
Historical volatility	125%
Risk-free interest rate	5.20%
Expected life of option	3.7 years
Option fair value	A$0.19

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

MEI Pharma, Inc.
Share based payment plans

On 9 December, 2008, MEI Pharma, Inc. (“MEI”) adopted the MEI 2008 Stock Omnibus Equity Compensation Plan (the “Plan”). The Plan provides for the issuance of a maximum of 7,000,000 shares of common stock in connection with the grant of options and/or other stock-based or stock-denominated awards to non-employee directors, officers, employees and advisors. Options issued under The Plan generally have a term of five years from the date of grant. The options/warrants generally vest in the following pattern, 25% twelve months from grant date with the balance vesting in equal monthly instalments over the following thirty-six (36) months.

At 30 June, 2012 no options/warrants issued as share based payments had expired, been forfeited or exercised.

Other share based payments

MEI has also issued options/warrants outside The Plan to a consultant and to MEI’s President and Chief Executive Officer, however no options have been issued during the year ended 30 June, 2012.

At 30 June, 2012 no shares had been issued as a result of exercising the options/warrants.

The following table illustrates the number (No.) and weighted average exercise price (WAEP) of, and movements in, MEI share options/warrants issued during the year;

	2012			2011
	No.	WAEP		No.	WAEP
Outstanding at the beginning of the year	600,813	$	US2.23	303,461	$	US3.31
Granted	141,510	$	US1.89	297,352	$	US1.12
Forfeited	-		N/A	-		N/A
Expired	-		N/A	-		N/A
Outstanding at the end of the year	742,323	$	US2.16	600,813	$	US2.23
Exercisable at the end of the year	308,402	$	US2.47	92,256	$	US4.14

The following table details the exercise price, expiry date and number of MEI options/warrants issued that were outstanding as at the end of the year:

Exercise Price	Expiry Date	No. outstanding 30 June, 2012	No. outstanding 30 June, 2011
US$21.70	30/07/13	4,608	4,608
US$6.30	28/01/14	5,000	5,000
US$5.05	23/04/15	110,195	110,195
US$1.86	7/06/15	110,195	110,195
US$1.52	18/06/15	73,463	73,463
US$0.77	1/09/15	82,232	82,232
US$1.15	1/11/15	37,500	37,500
US$1.28	1/06/16	177,620	177,620
US$1.90	1/08/16	138,510	-
US$1.53	1/09/16	2,000	-
US$0.61	1/06/17	1,000

		742,323	600,813

The following table details the exercise price, expiry date and number of MEI options/warrants issued that were outstanding as at the end of the year:

The following table lists the inputs to the model used to calculate fair value:

	1 June, 2012	20 October, 2011	1 September, 2011	1 August, 2011	1 June, 2011	1 November, 2010	1 September, 2010
Exercise price	$US0.61	$US1.34	$US1.53	$US1.90	$US1.28	$US1.15	$US0.77
Share price at grant date	$US0.61	$US1.34	$US1.53	$US1.90	$US1.28	$US1.15	$US0.77
Dividend yield	0%	0%	0%	0%	0%	0%	0%
Expected volatility	152%	148%	147%	145%	144%	137%	136%
Historical volatility	152%	148%	147%	145%	144%	137%	136%
Risk-free interest rate	0.62%	1.05%	0.90%	1.32%	1.60%	1.17%	1.41%
Expected life of warrant/option	5 years	5 years	5 years	5 years	5 years	5 years	5 years
Warrant/option fair value	$US0.54	$US1.18	$US1.34	$US1.66	$US0.67	$US1.01	$US1.11

Glycotex, Inc.
Share based payment plans

The Glycotex, Inc, 2007 stock option plan provides for the issuance of a maximum of 357,000 shares of common stock in connection with the grant of options and/or other stock-based or stock-denominated awards to non-employee directors, officers, employees and advisors.

Under the Glycotex stock option plan, an employee has three months from the date of the termination of employment to exercise any vested options. At 30 June, 2012, 132,586 options had vested and were exercisable and outstanding, however these options will be forfeited if not exercised by 31 August, 2012 following termination of employment of Glycotex’s CEO on 31 May, 2012. No options have expired, been forfeited or exercised during the year.

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

The Group has identified four unique segments as follows:
1 – Drug Development - includes the discovery of new compounds and the early stage screening for bioactivity of such compounds through both in vivo and in vitro testing. This group also includes licence fee income (not specific to the other segments) and costs associated with the Company’s public listings on the ASX and Nasdaq.
2 – Oncology Drug Program – involves the development of selected oncology drug candidates which have indicated potential bioactivity against cancer cells through clinical trial programs to assess safety and efficacy.
3 – Consumer Business – a dietary supplement business based on red clover isoflavones which are marketed and sold world wide (this business segment was sold in August 2011 and has been classified as a discontinuing operation – refer Note 21).
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

The Group had a number of customers to which it provided products prior to the sale of the consumer products business in August 2011. The major customers of the Group were pharmaceutical distributors, the largest of these accounted for A$574,000 (23%) of external revenue (2011: A$2,905,000) with the next highest accounting for 7% of external revenue (2011: 11%). The Group also receives royalty income which is dominated by one single customer representing A$1,162,000 (46%) of external revenue (2011: A$1,715,000).

	DRUG DEVELOPMENT			ONCOLOGY DRUG PROGRAM CONSUMER BUSINESS WOUND HEALING TOTAL
	2012	2011	2010	2012	2011	2010	2012	2011	2010	2012	2011	2010	2012	2011	2010
	A$'000	A$'000	A$'000	A$'000	A$'000	A$'000	A$'000	A$'000	A$'000	A$'000	A$'000	A$'000	A$'000	A$'000	A$'000
Net sales from external customers	-	-	-	-	-	-	988	10,843	7,983	-	-	-	988	10,843	7,983
Other revenue	1,504	1,893	1,690	9	132	95	43	510	140	-	-	-	1,556	2,535	1,925
Total revenue	1,504	1,893	1,690	9	132	95	1,031	11,353	8,123	-	-	-	2,544	13,378	9,908

Net (loss)/profit	(620)	(5,068)	(7,427)	(7,272)	(7,167)	(7,245)	7,325	3,461	958	(783)	(705)	(1,532)	(1,350)	(9,479)	(15,246)

Interest revenue	276	109	195	9	35	95	-	-	-	-	-	-	285	144	290
Interest expense	-	(18)	(16)	-	-	(1)	-	-	-	-	-	2	-	(18)	(15)
Depreciation and amortisation	(9)	(62)	(188)	(15)	(13)	-	(1)	(7)	(8)	-	(1)	(2)	(25)	(83)	(198)
Share based payments	(78)	(40)	(225)	(496)	(487)	(73)	-	-	-	-	(124)	(430)	(574)	(651)	(728)
Income tax expense	-	-	-	(1)	(1)	(1)	(7)	(5)	(9)	-	-	-	(8)	(6)	(10)

Total assets and total liabilities, as reviewed and used by the executive management team, are not allocated between segments where the segments are contained within the same legal entity.

	Consolidated
	2012	2011
	A$'000	A$'000
Segment assets

Drug development and consumer business (combined)	25,056	22,158
Oncology drug program	6,255	4,801
Wound healing	2	150
Total segment assets	31,313	27,109
Inter-segment eliminations	(22,328)	(14,382)
Total assets per the statement of financial position	8,985	12,727

Segment liabilities	Consolidated
	2012	2011
	A$'000	A$'000
Drug development and consumer business (combined)	1,463	5,533
Oncology drug program	1,740	3,127
Wound healing	3,548	2,720
Total segment liabilities	6,751	11,380
Inter-segment eliminations	(2,879)	(3,073)
Total liabilites per the statement of financial position	3,872	8,307

Revenue from external customers by geographical locations is detailed below. Revenue is attributed to geographical locations based on the location of the customers.

Segment revenue	Consolidated
	2012	2011	2010
	A$'000	A$'000	A$'000
Australia	711	3,188	3,529
North America	171	1,778	1,788
South America	-	2,905	-
Europe	87	2,367	2,240
Asia	12	419	245
other	7	186	181
	988	10,843	7,983

An analysis of the location of non-current assets, other than financial instruments, is as follows.

Non-current assets	Consolidated
	2012	2011
	A$'000	A$'000
Australia	1	20
North America	26	47
Europe	-	-
	27	67

Note 15                 FINANCIAL INSTRUMENTS

Capital risk management

The Group manages its capital to ensure that the entities in the Group will be able to continue as a going concern while maximising shareholder value.

The capital structure of the Group consists of cash and cash equivalents and equity attributable to equity holders. The Group operates globally through subsidiary companies established to facilitate the development of specialty pharmaceutical products including oncology drug development through MEI and wound healing through Glycotex.

Following the sale of the Consumer Health business in August 2011, the Group’s overall strategy is to invest the proceeds from this sale in the drug development programs, run through the subsidiary companies, and to further depend on funds raised in equity markets to continue the drug development programs.

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

At the end of the reporting period the Group had the following exposure to variable interest rate risk:

	Consolidated
	2012	2011
	A$'000	A$'000
Financial assets

Cash at bank and in hand	6,348	5,266
Short term deposits	1,750	500
	8,098	5,766

Secured cash	250	250

Net exposure	8,348	6,016

At 30 June, 2012, if interest rates had moved as illustrated in the table below, with all other variables held constant, post tax profit would have been affected as follows:

Judgements of reasonably possible movements:	Post tax profit
	Higher/(Lower)
	2012	2011
	A$'000	A$'000
Consolidated
+1% (100 basis points)	83	60
-1% (100 basis points)	(83)	(60)

The Group's exposure to interest rate risk and the effective weighted average interest rate for each class of financial assets and liabilities is set out below.

Consolidated

		Floating Interest Rate		Fixed 1 year or less		Fixed Over 1 to 5 years		Non-interest bearing		Total		Weighted average rate of interest
	Note	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011
		A$'000	A$'000	A$'000	A$'000	A$'000	A$'000	A$'000	A$'000	A$'000	A$'000
Financial assets
Cash	5	5,083	4,232	-	-	-	-	1,265	1,034	6,348	5,266	0.25%	0.78%
Deposits	5	-	-	2,000	750	-	-	-	-	2,000	750	4.25%	5.15%
Trade and other receivables	6	-	-	-	-	-	-	404	5,469	404	5,469	N/A	N/A
Loans and receivables		-	-	2,000	750	-	-	404	5,469	2,404	6,219

		5,083	4,232	2,000	750	-	-	1,669	6,503	8,752	11,485

Financial liabilities
Trade and other payables	10	-	-	-	-	-	-	3,675	6,386	3,675	6,386	N/A	N/A
Financial liabilities at amortised cost		-	-	-	-	-	-	3,675	6,386	3,675	6,386

Net financial assets/(liabilities)		5,083	4,232	2,000	750	-	-	(2,006)	117	5,077	5,099

Foreign currency risk

The Group operates internationally and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the US dollar (USD). Foreign exchange risk arises from future transactions and recognised assets and liabilities denominated in a currency that is not the entity’s functional currency and net investments in foreign operations.

As of 30 June, 2012, the Group did not hold derivative financial instruments in managing its foreign currency, however, the Group may from time to time enter into hedging arrangements where circumstances are deemed appropriate. Foreign subsidiaries with a functional currency of AUD have exposure to the local currency of these subsidiaries and any other currency these subsidiaries trade in. The functional currency of MEI and Glycotex is USD and these subsidiaries have exposure to AUD and any other currency these subsidiaries trade in.

The Group’s exposure to foreign currency risk at 30 June, 2012 was as follows:

	Consolidated
	2012	2011
	A$'000	A$'000
USD denominated

Financial assets
Cash and cash equivalents	122	550
Trade and other receivables	-	2,571
	122	3,121
Financial liabilities
Trade and other payables	2	48
Net exposure	120	3,073

GBP denominated

Financial assets
Cash and cash equivalents	-	21
Trade and other receivables	-	324
	-	345
Financial liabilities
Trade and other payables	10	107
Net exposure	(10)	238

CAD denominated

Financial assets
Cash and cash equivalents	-	47
Trade and other receivables	-	225
	-	272
Financial liabilities
Trade and other payables	-	129
Net exposure	-	143

EURO denominated

Financial assets
Trade and other receivables	309	361
	309	361
Financial liabilities
Trade and other payables	-	93
Net exposure	309	268

AUD denominated

Financial assets
Cash and cash equivalents	-	271
Trade and other receivables	-	4
	-	275
Financial liabilities
Trade and other payables	1	52
Net exposure	(1)	223

The following sensitivity is based on the foreign currency risk exposures in existence at the date of the Statement of Financial Position:

Judgements of reasonably possible movements:	Post tax profit
	Higher/(Lower)
	2012	2011
	A$'000	A$'000
USD denominated

Consolidated
AUD/USD +10%	(11)	(279)
AUD/USD -10%	13	341

GBP denominated

Consolidated
AUD/GBP +10%	1	(22)
AUD/GBP -10%	(1)	26

CAD denominated

Consolidated
AUD/CAD +10%	-	(13)
AUD/CAD -10%	-	16

EURO denominated

Consolidated
AUD/EURO +10%	(28)	(24)
AUD/EURO -10%	34	30

AUD denominated

Consolidated
AUD/USD +10%	-	(20)
AUD/USD -10%	-	25

Credit risk

The Group trades only with recognised, creditworthy third parties.

It is the Group’s policy that all customers who wish to trade on credit terms are subject to credit application procedures. In addition, receivable balances are monitored on an ongoing basis with the result that the Group’s exposure to bad debts is not significant.

As of 30 June, 2012, the Group did not hold derivative financial instruments with the exception of warrants issued by MEI as part of a capital raising which have a pricing reset mechanism and include the potential to issue additional shares, resulting in them being classified as derivative liabilities. The Group places its cash deposits with high credit quality financial institutions and by policy, limits the amount of credit exposure to any single counter-party. The Group is averse to principal loss and ensures the safety and preservation of its invested funds by limiting default risk, market risk, and reinvestment risk.

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

The Group’s maximum exposures to credit risk at the end of the reporting period in relation to each class of recognised financial assets is the carrying amount of those assets as indicated in the Statement of Financial Position. Trade and other receivables by region are as follows:

	Consolidated
	2012	2011
	A$'000	A$'000
Australia	393	4,925
North America	11	341
Europe	-	203
	404	5,469

Concentration of credit risk
There are no significant concentrations of credit risk within the Group. Following the sale of the Consumer Health business in August 2011, the Group no longer sells any product and is therefore no longer exposed to credit risk in relation to trade receivables. The credit risk on liquid funds is limited as the counterparties are banks with high credit ratings.

Credit risk is managed by limiting the amount of credit exposure to any single counter-party for cash deposits.

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

Consolidated
Year ended 30 June, 2012	< 6 months	6-12 months	1-5 Years	> 5 years	Total
	A$'000	A$'000	A$'000	A$'000	A$'000

Financial Liabilities
Trade and other payables	2,594	-	-	-	2,594

Total	2,594	-	-	-	2,594

Year ended 30 June, 2011	< 6 months	6-12 months	1-5 Years	> 5 years	Total
	A$'000	A$'000	A$'000	A$'000	A$'000

Financial Liabilities
Trade and other payables	4,247	-	-	-	4,247

Total	4,247	-	-	-	4,247

Financing facilities available
At the end of the reporting period, the following financing facilities had been negotiated and were available:

	Consolidated
	2012	2011
	A$'000	A$'000

Multi option facility	250	250
	250	250

Used at balance date	250	250
Unused at balance date	-	-
	250	250

Novogen Limited has entered into a Deed of Set-off where it has agreed to hold a deposited sum with the bank of at least A$250,000 (2011: A$250,000) at all times as security for the multi-option facility.

Derivative liability

	Consolidated
	2012	2011
	A$'000	A$'000

Derivative liability	-	1,047

The Amended and Restated Securities Purchase Agreement executed by MEI on 18 May, 2011, as disclosed in Note 12(a) to the financial statements, resulted in derivative liabilities relating to the adjustment shares that may be issued and the series A warrants that had a pricing reset mechanism. These derivative liabilities were measured at fair value as described below.

Series B warrants also had a pricing reset mechanism, however these were determined as having nil value at 18 May, 2011 and 30 June, 2011 on the basis that it is considered unlikely that such warrants would be exercised.

The fair values at 18 May, 2011 and 30 June, 2011 were determined using a Monte Carlo simulation model that simulates various possible outcomes given certain assumptions, inputs and expected distribution of outcomes. The key inputs and assumptions were as follows:

	18 May, 2011	30 June, 2011
Series A warrants
days to maturity	2,011	1,968
share price	US$1.35	US$1.02
exercise price	US$1.57	US$1.57
expected volatility *	121.50%	121.20%
risk free interest rate	1.87%	1.76%

Adjustment shares
days to maturity	366	323
share price	US$1.35	US$1.02
exercise price	n/a	n/a
expected volatility *	122.10%	112.90%
risk free interest rate	0.19%	0.19%

* expected volatility has been calculated as the midpoint between the historic volatility and the average industry volatility data

The derivatives were considered a Level 3 financial instrument, whereby the valuation technique applied uses inputs that are not based on observable market data.

The fair value on initial recognition at 18 May 2011 was A$1,053,000 and A$6,000 fair value adjustment has been credited to profit or loss for the year ended 30 June 2011.

On 28 September, 2011, MEI entered into a Supplemental Agreement with each of the investors party to the Amended Securities Purchase Agreement. Pursuant to the Supplemental Agreement, each of the Series A warrants and the Series B warrants were amended and restated. As a result of amending the Series A and Series B warrant terms, and following the exercise of the Amended Series B Warrants in September 2011, the Series A and Series B warrants were no longer considered to be derivatives. As a result of MEI’s completion of its contractual obligations under the Amended Securities Purchase Agreement related to the issuance of Adjustment Shares, the Company had no remaining derivative liabilities as of 30 June, 2012. The balance of A$1,047,000 held at 30 June, 2011 was recognized in the year ended 30 June, 2012 as a gain under general and administrative expenses in the statement of comprehensive income after offsetting the costs associated with amending the terms of the Series A and Series B warrants. The total net gain recognized during the year was A$728,000. For more information on the Supplemental Agreement refer to Note 12 above.

Note 16                 COMMITMENTS

	Consolidated
	2012	2011
	A$'000	A$'000

(a) Lease commitments *

Commitments in relation to operating leases
contracted for at the reporting date but not
recognised as liabilities payable:
Not later than 1 year	102	234
Later than 1 year but not later than 2 years	3	211
Later than 2 years but not later than 3 years	-	125
Later than 3 years but not later than 4 years	-	128
Later than 4 years but not later than 5 years	-	22
Greater than 5 years	-	-
	105	720

* Operating leases represent payments for property and equipment rental. Leases for property include an annual review for CPI increases.

Note 17                 RELATED PARTY DISCLOSURES

Transactions with related parties
During the year the Company incurred A$374,000 (2011: A$30,000) in fees from Spark Capital, to which Mr Peter Scutt, a former director of Novogen, consulted as a corporate advisor. The fees were in association with the process of selling which resulted in the successful sale of the consumer business Mr Scutt did not act as a consultant to Spark Capital in this matter. The transaction was entered into on an arms length basis on both normal market prices and normal commercial terms.

Interests in controlled entities
The consolidated financial statements include the financial statements of Novogen Limited and the subsidiaries listed in the following table.

Name of Entity	Country of Incorporation	% Equity interest *		Investment (A$'000)
		2012	2011	2012	2011
Novogen Laboratories Pty Ltd ^	Australia	100	100	2,254	2,264
Novogen Research Pty Ltd ^	Australia	100	100	7,000	7,000
Novogen Inc	US	100	100	-	-
Glycotex, Inc.	US	99.7	80.7	999	857
MEI Pharma, Inc. *	US	63.5	59.0	18,449	10,451
				28,702	20,572

less: impairment of investments (eliminated on consolidation)				(21,332)	(11,855)

				7,370	8,717

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

The consolidated Statement of Comprehensive Income and Statement of Financial Position of the entities that are members of the “Closed Group” are as follows:

Consolidated Statement of Comprehensive Income	CLOSED GROUP
	2012	2011
	A$'000	A$'000

Loss from continuing operations before income tax	(10,960)	(922)
Income tax expense	-	-
Loss after tax from continuing operations	(10,960)	(922)
Profit after tax from discontinuing operations	7,742	1,084
Accumulated losses at the beginning of the period	(121,466)	(121,668)
Net income recognised directly in equity	55	40
Accumulated losses at the end of the financial year	(124,629)	(121,466)

Consolidated Statement of Financial Position	CLOSED GROUP
	2012	2011
	A$'000	A$'000
CURRENT ASSETS
Cash and cash equivalents	2,261	2,314
Trade and other receivables	394	5,356
Inventories	-	295
Other current assets	73	271
Total current assets	2,728	8,236

NON-CURRENT ASSETS
Property, plant and equipment	1	20
Other financial assets	7,370	8,717
Total non-current assets	7,371	8,737

TOTAL ASSETS	10,099	16,973

CURRENT LIABILITIES
Trade and other payables	1,355	4,525
Provisions	102	710
Total current liabilities	1,457	5,235

NON-CURRENT LIABILITIES
Provisions	7	104
Total non-current liabilities	7	104

TOTAL LIABILITIES	1,464	5,339

NET ASSETS	8,635	11,634

EQUITY
Contributed equity	133,264	133,100
Accumulated losses	(124,629)	(121,466)
TOTAL EQUITY	8,635	11,634

Note 18                  PARENT ENTITY INFORMATION

The following details information related to the parent entity, Novogen Limited, at 30 June, 2012. The information presented here has been prepared using consistent accounting policies as presented in Note 1.

	Novogen Limited
	2012	2011
	A$'000	A$'000
CURRENT ASSETS
Cash and cash equivalents	2,237	1,933
Trade and other receivables	3	1
Other current assets	73	261
Total current assets	2,313	2,195

NON-CURRENT ASSETS
Other financial assets	7,370	8,717
Total non-current assets	7,370	8,717

TOTAL ASSETS	9,683	10,912

CURRENT LIABILITIES
Trade and other payables	88	158
Intercompany loan	3,739	3,739
Total current liabilities	3,827	3,897

TOTAL LIABILITIES	3,827	3,897
NET ASSETS	5,856	7,015

EQUITY
Contributed equity	133,264	133,100
Accumulated losses	(127,408)	(126,085)
TOTAL EQUITY	5,856	7,015

	Novogen Limited
	2012	2011
	A$'000	A$'000

Loss for the period	(1,378)	(3,782)

Total comprehensive income	(1,378)	(3,782)

Parent entity guarantees

(a)
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

Note 19                 REMUNERATION OF AUDITORS

	Consolidated
	2012	2011
	A$	A$

Grant Thornton
(a) Audit and other assuarance services
(i) an audit or review of the financial statements of the entity and any other entity in the consolidated group;	106,062	269,693
(ii) other assurance services:
- MEI S1/S3/S8/10K audit and review services	12,877	83,689
Total remuneration for audit and other assurance services	118,939	353,382

(b) other services in relation to the entity and any other entity in the consolidated entity.
- Tax compliance services	29,375	30,945
Total other service remuneration	29,375	30,945

Total remuneration for Grant Thornton	148,314	384,327

Non-Grant Thornton audit firms
(a) Audit and other assuarance services
(i) an audit or review of the financial statements of the entity and any other entity in the consolidated group;	113,733	102,745
(ii) other assurance services:
- MEI S1/S8 audit and review services	8,151	-
Total remuneration for audit and other assurance services	121,884	102,745

(b) other services in relation to the entity and any other entity in the consolidated entity.
- Taxation and book keeping services	33,960	55,732
	33,960	55,732

Total remuneration for non-Grant Thornton audit firms	155,844	158,477

Total auditor's remuneration	304,158	542,804

Grant Thornton Audit Pty Limited merged with BDO Audit (NSW-VIC) Pty Limited during the year and fees charged by both firms are included under Grant Thornton.

Note 20                      DIRECTOR AND EXECUTIVE DISCLOSURES

a) Compensation of key management personnel

	Consolidated
	2012	2011
	A$	A$

Short term employee benefits	1,575,246	1,699,353
Post employment benefits	30,751	165,417
Long term employee benefits	(3,334)	36,220
Termination payments	436,158	738,715
Share-based payment	366,657	537,148
Total Compensation	2,405,478	3,176,853

b) Option holding of key management personnel

Novogen Limited

	Balance at beginning of period	Granted as remuneration	Options exercised	Net change other	Balance at end of period	Vested and exercisable	Not exercisable
	1 July, 2011				30 June, 2012	30 June, 2012	30 June, 2012
	Number	Number	Number	Number	Number	Number	Number
Non-executive Directors
WD Rueckert	375,000	-	-	-	375,000	187,500	187,500
P Scutt	375,000	-	-	(375,000)	-	-	-
PR White	375,000	-	-	-	375,000	187,500	187,500
R Youngman	375,000	-	-	-	375,000	187,500	187,500
JP O'Connor @	-	-	-	81,104	81,104	69,693	11,411

Executives
CD Kearney	215,332	-	-	(215,332)	-	-	-
MG Hinze	381,224	-	-	(15,548)	365,676	193,919	171,757

Total	2,096,556	-	-	(524,776)	1,571,780	826,112	745,668

@ Mr O’Connor was elected as a Director in May, 2012.  Options held prior to his appointment as a Director are shown in net changes.

	Balance at beginning of period	Granted as remuneration	Options exercised	Net change other	Balance at end of period	Vested and exercisable	Not exercisable
	1 July, 2010				30 June, 2011	30 June, 2011	30 June, 2011
	Number	Number	Number	Number	Number	Number	Number
Non-executive Directors
WD Rueckert	-	375,000	-	-	375,000	-	375,000
P Scutt	-	375,000	-	-	375,000	-	375,000
PR White	-	375,000	-	-	375,000	-	375,000
R Youngman	-	375,000	-	-	375,000	-	375,000

Executives
CD Kearney	233,084	-	-	(17,752)	215,332	139,440	75,892
RL Erratt	213,636	-	-	(213,636)	-	-	-
MG Hinze	140,376	250,000	-	(9,152)	381,224	84,467	296,757
AJ Husband	207,836	-	-	(207,836)	-	-	-
BM Palmer	226,392	-	-	(226,392)	-	-	-

Total	1,021,324	1,750,000	-	(674,768)	2,096,556	223,907	1,872,649

MEI Pharma, Inc.

	Balance at beginning of period	Granted as remuneration	Options exercised	Net change other	Balance at end of period	Vested and exercisable	Not exercisable
	1 July, 2011				30 June, 2012	30 June, 2012	30 June, 2012
	Number	Number	Number	Number	Number	Number	Number
Non-executive Directors
WD Rueckert	-	25,169	-	-	25,169	-	25,169

Executives
DP Gold	220,390	100,000	-	-	320,390	119,386	201,004
TM Zech	73,463	26,537	-	-	100,000	36,726	63,274

Total	293,853	151,706	-	-	445,559	156,112	289,447

	Balance at beginning of period	Granted as remuneration	Options exercised	Net change other	Balance at end of period	Vested and exercisable	Not exercisable
	1 July, 2010				30 June, 2011	30 June, 2011	30 June, 2011
	Number	Number	Number	Number	Number	Number	Number
Executives
DP Gold	220,390	-	-	-	220,390	64,282	156,108
TM Zech	73,463	-	-	-	73,463	18,366	55,097

Total	293,853	-	-	-	293,853	82,648	211,205

c) Shareholdings of key management personnel and their related parties

Novogen Limited

	Balance 1 July, 2011	Granted as remuneration	On exercise of options	Net change other	Balance 30 June, 2012
	Number Ord	Number Ord	Number Ord	Number Ord	Number Ord
Executive Directors
WD Rueckert *	5,000	-	-	-	5,000
JT Austin *	20,288,053	-	-	-	20,288,053
JP O'Connor @	-	-	-	253,551	253,551

Executives
CD Kearney #	8,850	-	-	-	8,850
MG Hinze	14,728	-	-	-	14,728

Total	20,316,631	-	-	253,551	20,570,182

# Closing balance represents the shareholding at the time the key management personnel’s employment ceased with the company.
* Shares held include sponsored ADR’s.
@ Mr O’Connor was elected as a Director in May, 2012.  Shares held prior to his appointment as a Director are shown in net changes.

	Balance 1 July, 2010	Granted as remuneration	On exercise of options	Net change other	Balance 30 June, 2011
	Number Ord	Number Ord	Number Ord	Number Ord	Number Ord
Executive Directors
WD Rueckert *	5,000	-	-	-	5,000
JT Austin * @	-	-	-	20,288,053	20,288,053
PA Johnston #	73,594	-	-	-	73,594
GM Leppinus #	11,883	-	-	-	11,883
PJ Nestel AO #	32,000	-	-	-	32,000

Executives	-
CD Kearney	8,850	-	-	-	8,850
MG Hinze	14,728	-	-	-	14,728
RL Erratt #	271,368	-	-	-	271,368
AJ Husband #	102,920	-	-	-	102,920
BM Palmer #	205,636	-	-	-	205,636

Total	725,979	-	-	20,288,053	21,014,032

[Missing Graphic Reference]# Closing balance represents the shareholding at the time the key management personnel’s employment ceased with the company.
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

Note 21                      DISCONTINUING OPERATIONS

At the Company’s AGM in October, 2010 it was announced that the Company was looking at strategic alternatives for its Consumer Business. The Company commenced a planned process to dispose of this business and in April 2011 appointed a financial advisor to actively search for a buyer and complete the plan. On 1 August, 2011, the consumer products business was sold to Pharm-a-Care Laboratories Pty Limited.

Financial information for this discontinuing operation is set out below:

	2012	2011	2010
	A$'000	A$'000	A$'000
Total revenue	1,031	11,353	8,123
Expenses	(1,624)	(9,882)	(7,546)
	(593)	1,471	577

Proceeds from sale of consumer business	9,500	-	-
Termination costs	(1,018)	-	-
Other transaction costs	(490)	-	-
	7,992	-	-

Profit before tax from discontinuing operations	7,399	1,471	577

Tax expense	(7)	(4)	(9)

Profit after tax from discontinuing operations	7,392	1,467	568

	2012	2011	2010
	A$'000	A$'000	A$'000

Net cash inflow from operating activities	2,469	1,202	593
Net cash inflow from investing activities	7,992	-	-
Net cash increase generated by discontinuing operations	10,461	1,202	593

Information relating to the financial position of the consumer business is set out below. No amount is included for receivables or payables which were not included in the assets transferred in the sale of the business.

	2012	2011
	A$'000	A$'000

Inventories	-	654
Total assets	-	654

Net assets	-	654

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

(c)
Although the Company assigned its liability for the property lease in June 2012, it remains as the original lessee and should the assignee default on the lease, a potential liability may exist. Offsetting this contingent liability the Company holds a letter of personal guarantee from the director of the assignee company, which guarantees the obligations of the assignee company contained or implied in the original lease.

Parent entity guarantees are further disclosed in Note 18.

Note 23                 EVENTS AFTER THE BALANCE SHEET DATE

On 27 July, 2012, Novogen announced that it had entered into a merger agreement with Kai Medical, a United States based company, incorporated in Delaware, whose business is focused on sleep apnea therapy devices and wireless respiration monitoring technology. The agreement was subject to a number of conditions including completion of due diligence and shareholder approval. On 24 September, 2012 Novogen announced the termination of the merger agreement with Kai Medical following confirmation that the merged entity would not be able to maintain continued listing on the ASX (and Nasdaq markets). Under the terms of the merger agreement entered into by the companies, the merger agreement shall forthwith become void and have no effect without any liability or obligation on the part of Novogen or Kai.

Novogen plans to undertake a capital reduction and in specie distribution to the Novogen shareholders of the shares of MEI Pharma, Inc. (“MEI”) that it owns. This transaction is subject to shareholder approval. On 11 October, 2012, Novogen announced that this transaction would be included in the items for shareholders to vote on at the the Annual General Meeting to be held on 12 November, 2012.  This distribution will allow Novogen shareholders to directly own their proportionate share of the MEI’s shares now held by Novogen.

The glucan technology assets, previously being developed by Glycotex, Inc., were not going to be acquired by Kai Medical in the proposed merger and Novogen completed a sale of those assets to TR Therapeutics, Inc., a privately held US corporation, on 16 August, 2012.

On 9 August, 2012, MEI announced that it had entered into a definitive asset purchase agreement with S*BIO Pte Ltd, pursuant to which MEI will acquire S*BIO’s exclusive worldwide rights to Pracinostat, an investigational, potential best-in-class, based on improved physicochemical, pharmaceutical and pharmacokinetic properties when compared to other compounds in its class of oral histone deacetylase (HDAC) inhibitor. Pracinostat is an orally available, selective HDAC inhibitor that has demonstrated clinical study evidence of single-agent activity, including studies in patients with advanced hematologic disorders such as acute myeloid leukemia and myelofibrosis. In addition, Pracinostat has demonstrated pharmacokinetic properties in the clinic, including increased bioavailability and increased half-life, that compare favorably to other compounds of this class. Pursuant to the terms of the agreement, MEI will issue US$500,000 of common stock to S*BIO. The agreement also includes potential success-based clinical, regulatory and sales milestone payments of up to US$75.2 million, as well as low single-digit contingent earn-out payments based on net sales. On August 22, 2012, MEI completed the asset purchase and issued 1,174,536 shares of common stock to S*Bio Pte Ltd.

There have been no other significant events occurring after the end of the reporting period which have had a material impact on the business.

SIGNATURES

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

NOVOGEN LIMITED

/s/ Mark Hinze
_____________________________________

Mark Hinze
Chief Financial Officer

Date: October 26, 2012

 Exhibit Index

Exhibit No.	Exhibit Description
1.1	Constitution of Novogen Limited (formerly known as the Memorandum of Association and Articles of Association). (1)
2.1
Deposit Agreement as further amended and restated, dated as of September 29, 2005, among Novogen Limited, the Bank of New York, as Depositary, and owners and holders from time to time of ADRs issued thereunder. (2)

4.1	Lease between Hyperion Property Syndicates Limited (Lessor) and Novogen Laboratories Pty Ltd for the Company's corporate headquarters at 140 Wicks Road, North Ryde, New South Wales. (5)
4.2	Employment Contract between the Company and Professor Alan Husband dated March 10, 2010. (5)
4.3	Employment Contract between the Company and Bryan Palmer dated March 10, 2010. (5)
4.4	Employment Contract between the Company and Craig Kearney dated March 10, 2010. (5)
4.5	Employment Contract between the Company and Ronald Erratt dated March 10, 2010. (5)
4.6	Employment Contract between the Company and Mark Hinze dated September 23, 2010. (5)
4.7	Patent License Agreement, dated as of November 13, 1997, by and among Novogen Limited, Novogen Research Pty Limited, Novogen Inc. and Protein Technologies International Inc.** (3)
4.8
Amendment to the Patent License Agreement, dated as of June 21, 2004 by and among Novogen Limited, Novogen Research Pty Limited, Novogen Inc. and Solae LLC (formerly known as Protein Technologies International Inc.)** (4)

4.9	Asset Purchase Agreement, dated as of December 21, 2010, between MEI, the Company and Novogen Pty Limited (6).
4.10	Amendment Agreement with Archer Daniels Midland Company, dated June 30, 2011 (6)
4.11	Securities Subscription Agreement, dated as of September 27, 2011, between Marshall Edwards, Inc. and Novogen Limited. (7)

4.12	Securities Subscription Agreement, dated as of December 28, 2011, between Marshall Edwards, Inc. and Novogen Limited. (8)
4.13	Letter from BMS Audit (NSW-VIC) Pty Ltd (formerly named BDO Audit (NSW-VIC) Pty Ltd), dated October 26, 2012, confirming the disclosure in Item 16F. (*)
8.1	Company Subsidiaries. (*)
12.1	Certification of the Acting Principal Executive Officer pursuant to Rule 13a – 14(a) of the Securities Exchange Act of 1934, as amended. (*)
12.2	Certification of Chief Financial Officer pursuant to Rule 13a – 14(a) of the Securities Exchange Act of 1934, as amended. (*)
13.1	Certification by the Acting Principal Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as added by Section 906 of the Sarbanes – Oxley Act of 2002. (*)

*	Filed herewith.
**	Portions of these documents have been omitted pursuant to a request for confidential treatment. Such omitted portions have been filed separately with the SEC.

(1)	Incorporated by reference to the Registration Statement on Form 20-F filed with the Securities and Exchange Commission on December 24, 1998 (File No. 0-29962)

(2)	Incorporated by reference to the Registration Statement on Form F-6 filed with the Securities and Exchange Commission on September 29, 2005 (File No. 333-128681)

(3)	Incorporated by reference to the Annual Report on Form 20-F/A filed with the Securities and Exchange Commission on March 20, 2009 (File No. 0-29962).

(4)	Incorporated by reference to the Annual Report on Form 20-F/A filed with the Securities and Exchange Commission on May 5, 2009 (File No. 0-29962).

(5)	Incorporated by reference to the Annual Report on Form 20-F filed with the Securities and Exchange Commission on December 13, 2010 (File No. 0-29962).

(6)	Incorporated by reference to the Annual Report on Form 20-F filed with the Securities and Exchange Commission on December 13, 2011 (File No. 0-29962).

(7)	Incorporated by reference to Exhibit 10.1 to the Registrant’s Subsidiary’s (MEI Pharma, Inc.) filing on Form 8-K filed on September 29, 2011 (File No. 000-50484).

(8)	Incorporated by reference to Exhibit 10.1 to the Registrant’s Subsidiary’s (MEI Pharma, Inc.) filing on Form 8-K filed on December 28, 2011 (File No. 000-50484).

Exhibit 4.13

U.S. Securities and Exchange Commission
Office of the Chief Accountant
100 F Street, NE
Washington, DC 20549

26 October 2012

Re:  Novogen Limited
File No. 0-29962

Dear Sir or Madam:

We BMS Audit (NSW-VIC) Pty Limited formerly BDO Audit (NSW-VIC) Pty Limited have read Item 16F of Form 20-F of Novogen Limited dated October 26, 2012 and agree with the statements concerning our Firm contained therein.

Very truly yours,

/s/ BMS

BMS Audit (NSW-VIC) Pty Limited

BMS Audit (NSW-VIC) Pty Ltd ABN 17 114 673 540

 Exhibit 8.1

Company Subsidiaries

Novogen Limited is a company limited by shares and is incorporated and domiciled in Australia. Novogen Limited has prepared a consolidated financial report incorporating the entities that it controlled during the financial year ended June 30, 2012, which included the following:

Name of Entity	Country of Incorporation	Ownership %
Novogen Laboratories Pty Ltd	Australia	100
Novogen Research Pty Ltd	Australia	100
Novogen Inc	USA	100
Glycotex, Inc.	USA	99.7
MEI Pharma, Inc.	USA	63.5

Exhibit 12.1
Certification
Pursuant to Section 302
The Sarbanes-Oxley Act of 2002

I, Mark Hinze, certify that:

1.	I have reviewed this Annual Report on Form 20-F for the fiscal year ended June 30, 2012 (“Report”) of Novogen Limited (the “Company”);

2.
Based on my knowledge, this Report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this Report;

3.
Based on my knowledge, the financial statements, and other financial information included in this Report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this Report.

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

/s/ Mark Hinze
………………………………….
Mark Hinze
Acting Principal Executive Officer

Date: October 26, 2012

Exhibit 12.2
Certification
Pursuant to Section 302
The Sarbanes-Oxley Act of 2002

I, Mark Hinze, certify that:

1. I have reviewed this Annual Report on Form 20-F for the fiscal year ended June 30, 2012 (“Report”) of Novogen Limited (the”Company”);

2.   Based on my knowledge, this Annual Report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this Report;

3.  Based on my knowledge, the financial statements, and other financial information included in this Report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this Report;

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
………………………………….
Mark Hinze
Chief Financial Officer

Date: October 26, 2012

Exhibit 13.1

Certification
Pursuant to Section 302
The Sarbanes-Oxley Act of 2002

Mark Hinze, Acting Principal Executive Officer and Chief Financial Officer of Novogen Limited, a New South Wales corporation (the “Company”), hereby certifies that:

(1)
The Company’s periodic report on Form 20-F for the period ended June 30, 2012 (the “Form 20-F”) fully complies with the requirements of section 13(a) of the Securities Exchange Act of 1934 as amended; and

(2)	The information contained in the Form 20-F fairly presents, in all material respects, the financial condition and results of operations of the Company.

*           *           *

Acting Principal Executive Officer

/s/ Mark Hinze
………………………….
 Mark Hinze

Date: October 26, 2012

Chief Financial Officer

 /s/ Mark Hinze
…………………………
Mark Hinze
Date: October 26, 2012