Form 20-F/A
period 2012-06-30
NOVOGEN LTD
filed 2013-07-05
CIK 1075880

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report                     .

For the transition period from                      to

Commission file number 0-29962

Novogen Limited

ACN 063 259 754

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

New South Wales, Australia

(Jurisdiction of incorporation or organization)

16-20 Edgeworth David Ave Hornsby NSW 2077 AUSTRALIA

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

Yes  ☐             No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes  ☒             No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes  ☐             No  ☐

Indicate by check mark if the registrant is a large accelerated filer, an accelerated filer or non- accelerated filer.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If ‘Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17  ☐             Item 18  ☐

If this is an annual report, indicate by a check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes  ☐            No  ☒

EXPLANATORY NOTE

This form 20-F/A hereby amends the Audit Report of Independent Registered Public Accounting Firm Grant Thornton Audit Pty Limited for the fiscal year ended June 30, 2012 which was filed with the Securities and Exchange Commission on October 29, 2012; the Audit Report has been updated to amend the first paragraph and to add an explanatory paragraph at the end of the Audit Report. These amendments arose from communications the company has received from the Securities and Exchange Commission. This Form 20-F/A does not otherwise revise, update, amend or restate the information presented in the Original Report or reflect any events that have occurred after the Original Report was filed on October 29, 2012.

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

Summary of Consolidated Statements of Comprehensive Income

(IFRS)

	2008 (A$‘000)		2009 (A$‘000)	2010 (A$‘000)	2011 (A$‘000)	2012 (A$‘000)	2012 (US$‘000)

Revenue from continuing operations	—	*	2,504	1,784	2,025	1,513	1,549

Loss after tax from continuing operations	—	*	(21,932)	(15,814)	(10,946)	(8,742)	(8,948)

Profit/(loss) after tax from discontinuing operations	—	*	(1,855)	568	1,467	7,392	7,566

Net loss	(24,777)		(23,787)	(15,246)	(9,479)	(1,350)	(1,382)

Net profit/(loss) attributable to members of Novogen Limited	(20,264)		(18,928)	(12,345)	(6,498)	1,309	1,340

Basic and diluted earnings/(loss) per share from continuing operations (cents per share)	—	*	(16.8)	(12.6)	(7.8)	(5.9)	(6.0)
Basic and diluted earnings/(loss) per share from discontinuing operations (cents per share)	—	*	(1.8)	0.6	1.4	7.2	7.4
Basic and diluted earnings/(loss) per share (cents per share)	(20.8)		(18.6)	(12.1)	(6.4)	1.3	1.3

Weighted average number of Ordinary Shares used to calculate earnings per share	97,594,261		101,741,016	102,125,894	102,125,894	102,430,637	102,430,637

Number of outstanding Ordinary Shares at year end	97,594,261		102,125,894	102,125,894	102,125,894	103,805,676	103,805,676

*	Comparative information for these periods cannot be provided without unreasonable effort or expense.

Summary of Consolidated Statements of Financial Position

(IFRS)

	2008 (A$‘000)	2009 (A$‘000)	2010 (A$‘000)	2011 (A$‘000)	2012 (A$‘000)	2012 (US$‘000)

Cash and Cash Equivalents	35,386	33,338	15,131	6,016	8,348	8,545

Total Assets	43,401	37,842	19,290	12,727	8,985	9,197

Net Assets	35,637	28,773	13,176	4,420	5,113	5,234

Capital Stock	200,432	206,419	206,419	194,295	199,026	203,723

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

Exchange Rates for the six months to September 2012

A$ versus US$

Month	High	Low
April	$1.0447	$1.0255
May	$1.0345	$0.9709
June	$1.0236	$0.9688
July	$1.0522	$1.0131
August	$1.0591	$1.0301
September	$1.0561	$1.0195

Exchange Rates for the Last Five Years A$ versus US$

Fiscal Year Ended June 30	Average Rate
2008	$0.8968
2009	$0.7455
2010	$0.8820
2011	$0.9904
2012	$1.0323

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

The Company’s ability to continue as a going concern is uncertain as a result of the strategic options that are currently being explored and the potential that any new business the Company may choose to pursue may require additional future funding.

Following the planned in specie distribution of shares of MEI held by Novogen limited, which is subject to shareholder approval at an the Annual General Meeting of shareholders to be held on November 12, 2012, the Company will have no active operations and limited financial resources. Although the Company believes it will have sufficient cash resources to fund operations over the next twelve months, its future will be dependant on the result of the current options that are being explored for the future of the Company, as described above. If such a transaction is completed, the going concern of the Company will be dependent on the operations of the new business and we can not provide assurance that additional funding will not be required for the Company to continue as a going concern.

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

Pre-clinical studies and Phase I and Phase II clinical trials are not primarily designed to test the efficacy of a drug candidate, but rather to test safety, to study pharmacokinetics and pharmacodynamics, and to understand the drug candidate’s side effects at various doses and schedules. Favorable results in early studies or trials may not be repeated in later studies or trials, including continuing pre-clinical studies and clinical trials, and the Company’s drug candidates in later-stage trials may fail to show desired safety and efficacy despite having progressed through earlier-stage trials. Unfavourable results from ongoing pre- clinical studies or clinical trials could result in delays, modifications or abandonment of ongoing or future clinical trials, or abandonment of a clinical program. Pre-clinical and clinical results are frequently susceptible to varying interpretations that may delay, limit or prevent regulatory approvals or commercialization. Negative or inconclusive results or adverse medical events during a clinical trial could cause a clinical trial to be delayed, repeated or terminated, or a clinical program to be abandoned.

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

The Company is a public company limited by shares and is registered and operates under the Australian Corporations Act 2001. Two out of the Company’s five directors and many of the officers named in this Annual Report reside outside the U.S. Substantially all of the assets of those persons are located outside the U.S. As a result, it may not be possible to affect service on the Company or such persons in the U.S. or to enforce, in foreign courts, judgments against such persons obtained in U.S. courts and predicated on the civil liability provisions of the federal securities laws of the U.S. There is doubt as to the enforceability in the Commonwealth of Australia, in original actions or in actions for enforcement of judgments of U.S. courts, of civil liabilities predicated solely upon federal or state securities laws of the U.S., especially in the case of enforcement of judgments of U.S. courts where the defendant has not been properly served in Australia.

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

The trading price of the Company’ s ordinary shares and ADRs is highly volatile. Your investment could decline in value and the Company may incur significant costs from class action litigation and its securities may be delisted from Nasdaq.

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

Sale of OTC business

On August 1, 2011 Novogen completed the sale of its consumer products business to Pharm-a-Care Laboratories Pty Limited for a total sale price of A$10.1 million. The sale of the consumer business follows the review by the Board of the Company of the strategic alternatives for its consumer products business. While this business had grown over the preceding 12 months and was profitable, it did not fit with the Company’s longer term focus on therapeutic drug development programs primarily, through the Company’s majority owned subsidiaries MEI and Glycotex.

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

For every two Units purchased in the Rights Offering, stockholders received one share of common stock in MEI for a purchase price of US$0.89 per share, which represented a 10 percent discount to the volume- weighted average price of MEI’s common stock for the 30 consecutive trading days ending on, and inclusive of, March 13, 2012, and warrants to purchase one-half of one share of MEI’s common stock with an exercise price of US$1.19 per share, which represented a 20 percent premium to the volume-weighted average price of MEI’s common stock during the same period. The warrants are exercisable for a five-year period beginning on May 11, 2012.

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

NADH Oxidase Inhibitors

MEI’s most advanced program is a family of isoflavone compounds that includes Phenoxodiol, a first- generation compound that has been investigated in multiple human clinical studies, and a next-generation compound and lead drug candidate ME-143. ME-143 in particular has demonstrated robust anti-tumor activity in pre-clinical laboratory studies and is currently under evaluation in human clinical studies.

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

Results from a Phase I clinical trial of intravenous ME-143 were presented at the American Society of Clinical Oncology Annual Meeting in June 2012. A total of 15 patients were enrolled in escalating dose cohorts of 2.5 mg/kg, 5 mg/kg, 10 mg/kg and 20 mg/kg. With the exception of a serious infusion reaction in one patient at the highest dose level, ME-143 was generally well tolerated with minimal toxicity in heavily treated patients. The maximum tolerated dose was defined as 20 mg/kg. In addition, the pharmacokinetic profile of intravenous ME-143 resulted in drug levels that were approximately 30 times higher than the expected exposure achieved in a Phase II trial of intravenous Phenoxodiol in combination with platinum- based chemotherapy in women with platinum-resistant ovarian cancer.

MEI is now preparing for a randomized, placebo-controlled Phase II clinical trial of intravenous ME-143 in combination with gemcitabine and carboplatin, a platinum-base chemotherapy, in women with triple- negative breast cancer. Triple-negative accounts for 10-20% of all breast cancers and refers to a subgroup of breast cancers that do not express estrogen receptors, progesterone receptors or human epidermal growth factor receptor 2 (HER2). Therefore, women with triple-negative breast cancer generally do not respond to targeted therapies, leaving chemotherapy as a standard treatment option. MEI expects to begin enrolling patients in this trial during the first quarter of calendar year 2013.

Program 2: Mitochondrial Inhibitors

MEI’s mitochondrial inhibitor program consists of a family of compounds that includes NV-128, a first- generation compound that has shown activity against a broad range of cancers in laboratory research studies, including chemotherapy-resistant ovarian cancer cell lines, and a next-generation compound and lead drug candidate ME-344. ME-344 appears to be significantly more active than NV-128 in pre-clinical studies and is currently being investigated in human clinical studies.

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

NV-128 has shown activity in pre-clinical models against a broad range of cancers. Administration of NV-128 to cancer cells has been shown to induce a rapid loss of cellular energy resulting in the inhibition of both mammalian target of rapamycin (mTOR1 and mTOR2) pathways, which are suggested to be central to the aberrant proliferative capacity of both mature cancer cells and cancer stem cells. Results from an ongoing collaboration with Dr. Gil Mor at the Yale University School of Medicine’s Department of Obstetrics, Gynecology and Reproductive Sciences, have demonstrated that NV-128 is active against chemotherapy- resistant ovarian tumor cells in laboratory studies. In April 2011, his colleague Dr. Ayesha Alvero presented data at the American Association for Cancer Research Annual Meeting from a pre-clinical study of NV-128 demonstrating its ability to induce mitochondrial instability, ultimately leading to cell death in otherwise chemotherapy-resistant ovarian cancer stem cells. These results were later published in the August 2011 issue of Molecular Cancer Therapeutics.

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

Category of Activity

	2010 (A$‘000)	2011 (A$‘000)	2012 (A$‘000)

Revenue from sale of goods	7,983	10,843	988

Other revenue	1,925	2,535	1,556

Total Revenue	9,908	13,378	2,544

Geographical Markets

	2010 (A$‘000)	2011 (A$‘000)	2012 (A$‘000)

Revenue from sale of goods

Australasia	3,955	3,793	730

Europe	2,240	2,367	87

North America	1,788	1,778	171

South America	—	2,905	0

	7,983	10,843	988

Other revenue

Australasia	1,824	2,404	1,421

Europe	2	—	—

North America	99	131	135

	1,925	2,535	1,556

Total Revenue	9,908	13,378	2,544

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

In the U.S., pharmaceutical products are regulated by the FDA under the Federal Food, Drug, and Cosmetic Act or FDCA, other laws including in the case of biologics, the Public Health Service Act and the acts’ implementing regulations. The Company believes, but cannot be certain, that its products will be regulated as drugs by the FDA. The process required by the FDA before drugs may be marketed in the U.S. generally involves the following:

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

Results of pre-clinical studies and clinical trials, as well as detailed information about the manufacturing process, quality control methods, and product composition, among other things, are submitted to the FDA as part of an NDA seeking approval to market and commercially distribute the product on the basis of a determination that the product is safe and effective for its intended use. Before approving an NDA, the FDA will inspect the facilities at which the product is manufactured and will not approve the product unless cGMP compliance is satisfactory. If applicable regulatory criteria are not satisfied, the FDA may deny the NDA or require additional testing or information. As a condition of approval, the FDA also may require post- marketing testing or surveillance to monitor the product’s safety or efficacy. Even after an NDA is approved, the FDA may impose additional obligations or restrictions (such as labelling changes), or even suspend or withdraw a product approval on the basis of data that arise after the product reaches the market, or if compliance with regulatory standards is not maintained. The Company cannot be certain that any NDA it submits will be approved by the FDA on a timely basis, if at all. Also, any such approval may limit the indicated uses for which the product may be marketed. Any refusal to approve, delay in approval, suspension or withdrawal of approval, or restrictions on indicated uses could have a material adverse impact on the Company’s business prospects.

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

European Union Regulatory Requirements

Outside the U.S., the Company’s ability to market its products will also be contingent upon receiving marketing authorizations from the appropriate regulatory authorities and compliance with applicable post- approval regulatory requirements. Although the specific requirements and restrictions vary from country to country, as a general matter, foreign regulatory systems include risks similar to those associated with FDA regulation, described above. Under EU regulatory systems, marketing authorizations may be submitted either under a centralized or a national procedure. Under the centralized procedure, a single application to the European Medicines Agency (EMA) leads to an approval granted by the European Commission which permits the marketing of the product throughout the EU. The centralized procedure is mandatory for certain classes of medicinal products, but optional for others. For example, all medicinal products developed by certain biotechnological means, and those developed for cancer and other specified diseases and disorders, must be authorized via the centralized procedure. The Company assumes that the centralized procedure will apply to its products that are developed by means of a biotechnology process. The national procedure is used for products that are not required to be authorized by the centralized procedure. Under the national procedure, an application for a marketing authorization is submitted to the competent authority of one member state of the EU. The holders of a national marketing authorization may submit further applications to the competent authorities of the remaining member states via either the decentralized or mutual recognition procedure. The decentralized procedure enables applicants to submit an identical application to the competent authorities of all member states where approval is sought at the same time as the first application, while under the mutual recognition procedure, products are authorized initially in one member state, and other member states where approval is sought are then requested to recognize the original authorization based upon an assessment report prepared by the original authorizing competent authority. Both the decentralized and mutual recognition procedures should take no longer than 90 days, but if one member state makes an objection, which under the legislation can only be based on a possible risk to human health, the application will be automatically referred to the Committee for Medicinal Products for Human Use (CHMP) of the EMA. If a referral for arbitration is made, the procedure is suspended. However, member states that have already approved the application may, at the request of the applicant, authorize the product in question without waiting for the result of the arbitration. Such authorizations will be without prejudice to the outcome of the arbitration. For all other concerned member states, the opinion of the CHMP, which is binding, could support or reject the objection or alternatively could reach a compromise position acceptable to all EU countries concerned. The arbitration procedure may take an additional year before a final decision is reached and may require the delivery of additional data.

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

Organizational Structure

Corporate Structure

Novogen Limited is a company limited by shares and is incorporated and domiciled in Australia. Novogen Limited and its controlled entities “Novogen” or the “Group” have prepared a consolidated financial report incorporating the entities that Novogen Limited controlled during fiscal 2012, which included the following controlled entities:

Name of Entity	Country of Incorporation	Ownership %+
Novogen Laboratories Pty Ltd	Australia	100
Novogen Research Pty Ltd	Australia	100
Novogen Inc	U.S.	100
Glycotex, Inc.	U.S.	99.7
MEI Pharma, Inc.#	U.S.	63.5

+	Ownership % at June 30, 2012.
#	The proportion of ownership interest is equal to the proportion of voting power held and excludes convertible preference shares which do not hold any voting rights until converted.

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

Returns

Over the last three years, returns and estimates of return liability were not considered material and are detailed below.

	Balance at Beginning of year A$‘000	Charged to Cost and Expense A$‘000	Actual Returns A$‘000	Balance at End of Year A$‘000
Allowance for Sales returns:
Year ended June 30, 2010	36	75	110	1
Year ended June 30, 2011	1	126	127	0
Year ended June 30, 2012	0	16	16	0

Discounts

Discounts are generally calculated as deductions off the Company’s invoice price and as such do not require significant judgment in determining accrual amounts. Over the last three years, the discounts and estimate of claims were not considered material and are detailed below:

	Balance at Beginning of year A$‘000	Charged to Cost and Expense A$‘000	Actual Discounts A$‘000	Balance at End of Year A$‘000
Allowance for Sales discounts:
Year ended June 30, 2010	142	492	557	77
Year ended June 30, 2011	77	490	497	70
Year ended June 30, 2012	70	26	96	0

Inventory Adjustments

Inventories are measured at the lower of cost or net realizable value. The Company reviewed the components of inventory on a regular basis for excess, obsolete and impaired inventory based on estimated future usage and sales. Following the sale of the consumer business in August 2011, the Company no longer owns any inventory.

For additional information on significant accounting policies refer to Item 18 “Financial Statements” – Note 1 – “Summary of Significant Accounting Policies”.

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

Results of Operations

The following table provides a summary of revenues and expenses to supplement the more detailed discussions below:

STATEMENT OF COMPREHENSIVE INCOME

for the year ended 30 June, 2012

	Consolidated
	2012 A$‘000	2011 A$‘000	2010 A$‘000	2012 US$‘000
Continuing Operations
Revenue	1,513	2,025	1,784	1,549

Other income	937	512	7	959

Research & development expenses	(5,403)	(3,902)	(7,550)	(5,531)
General and administrative expenses	(5,789)	(9,562)	(10,039)	(5,926)
Finance costs	—	(18)	(15)	—

Loss before income tax	(8,742)	(10,945)	(15,813)	(8,949)

Income tax expense	—	(1)	(1)	—

Loss after tax from continuing operations	(8,742)	(10,946)	(15,814)	(8,949)

Profit after tax from discontinuing operations	7,392	1,467	568	7,566

Loss for the period	(1,350)	(9,479)	(15,246)	(1,383)

Other comprehensive income
Net exchange difference on translation of financial statements of foreign controlled entities (net of tax 2012: Nil, 2011:Nil)	(278)	(690)	(1,079)	(285)

Other comprehensive income	(278)	(690)	(1,079)	(285)

Total comprehensive income	(1,628)	(10,169)	(16,325)	(1,668)

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

The impact on cash resources and results from operations will vary with the extent and timing of the future clinical trial program. It is not possible to make accurate predictions of future operating results particularly in light of the potential capital reduction and in specie distribution, currently awaiting shareholder approval.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

Table of Contractual Obligations

The following table summarizes the Company’s future payment obligations and commitments as at June 30, 2012.

		Payments due by period
In A$000’s	Total	Less than 1 year	1-3 years	3-5 years	After 5 years

Operating Leases	105	102	3	—	—

Total Contractual Cash Obligations	105	102	3	—	—

Item 6.	Directors, Senior Management and Employees.

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

Special responsibilities

Member of the Audit Committee

Member of the Remuneration Committee

John P O’Connor Non-executive Director (appointed 25 May, 2012)

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

Peter DA Scutt Non-executive Director (resigned 25 May, 2012)

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

Ross C Youngman Non-executive Director

B Com, MBA

Based in Australia, Mr Youngman is co-founder and Chief Executive Officer of Five Oceans Asset Management and has over 25 years’ international experience in the finance industry covering stockbroking, financial planning and asset management. He spent 12 years with Bankers Trust and Deutsche Bank in both Sydney and New York and was most recently Chief Executive Officer of Deutsche Asset Management in Australia. Prior positions included Head of Deutsche Asset Management’s US mutual fund business and Head of BT Funds Management’s US asset management business. Mr Youngman has a Bachelor of Commerce from the University of Tasmania and an MBA from Columbia Business School, New York.

Peter R White Non-executive Director

AB, MBA

Mr White is a United States resident and is a corporate finance professional with over 30 years’ experience in financing and advising companies in the US. He has broad industry experience including technology, media and communications, business services and energy distribution. Among current responsibilities, Mr White is building a leveraged finance business servicing private equity firms in the US for RBS Citizens Bank. Mr White has previously worked in senior positions for several large North American financial services leaders, including BankBoston, Fleet Securities, GE Capital, CIT Group and TD Bank. Mr White was educated at Dartmouth College, AB Cum Laude 1977 and has an MBA from The Wharton School – University of Pennsylvania.

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

Remuneration of key management personnel and other Group Executives

(includes movements in executive leave provisions for untaken annual and long service leave).

	Short term benefits			Post employment	Long term benefits	Termination payments	Share based payments	Total
2012	Salary & fees	Cash bonus	Non- monetary benefits	Superan- nuation	Long Service Leave		Options
	$	$	$	$	$	$	$	%	$
Key management personnel
Non-executive Directors
W D Rueckert (i)	131,328	—	—	—	—	—	30,704	18.9%	162,032
JT Austin	46,400	—	—	—	—	—	—	—	46,400
JP O’Connor ^	3,303	—	—	297	—	—	—	—	3,600
P Scutt ^	36,330	—	—	3,270	—	—	(3,901)	-10.9%	35,699
PR White	47,200	—	—	—	—	—	30,704	39.4%	77,904
R Youngman	39,632	—	—	3,568	—	—	30,704	41.5%	73,904

Executives
CD Kearney ^ (ii)	26,832	25,000	9,032	7,927	(3,038)	436,158	(20,934)	-4.4%	480,977
DP Gold ** (iii)	449,397	116,290	20,887	—	—	—	228,043	28.0%	814,617
TM Zech ** (iv)	265,464	48,454	23,418	—	—	—	47,106	12.3%	384,442
MG Hinze (v)	170,873	100,000	15,406	15,689	(296)	—	24,231	7.4%	325,903

	1,216,759	289,744	68,743	30,751	(3,334)	436,158	366,657	15.2%	2,405,478

(i)	Remuneration includes MEI and Glycotex Director’s fees of A$54,528 (Glycotex Director’s fees have been earned but not paid as at the date of this report. The amounts owed from Glycotex are not expected to be received in cash.)
(ii)	Cash bonus paid August 2011 – no performance conditions attached.
(iii)	Cash bonus paid August 2011, represents 75% of the possible amount payable (25% forfeited) based on achieving milestone goals.
(iv)	Cash bonus paid August 2011, represents 100% of the possible amount payable based on achieving milestone goals.
(v)	Cash bonus paid September 2011 – no performance conditions attached.
**	US based employee.
^	Remuneration and benefits covered period of appointment which was only part of the financial year.

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

The following table sets out options issued by MEI to Directors and key management personnel during the year:

	Granted number	Terms and conditions for each grant
		Grant date	Value per option at grant date (US$)	Exercise price per share (US$)	First exercise date	Last exercise date
Non-executive Directors
W D Rueckert	25,169	20/10/2011	1.18	1.34	20/10/2012	20/10/2016

Executives
DP Gold	100,000	1/08/2011	1.66	1.90	1/08/2012	1/08/2016
TM Zech	26,537	1/08/2011	1.66	1.90	1/08/2012	1/08/2016

Total	151,706

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

Fair values of options:

The fair value of each option is estimated on the date of grant using a binomial option-pricing model with the following assumptions used for grants made on:

Novogen

	6 May, 2011
Exercise price	A$	0.297
Share price at grant date	A$	0.24
Dividend yield		0%
Expected volatility		125%
Historical volatility		125%
Risk-free interest rate		5.20%
Expected life of option		3.7 years
Option fair value	A$	0.19

MEI Pharma, Inc.

	1 June, 2012		20 October, 2011		1 September, 2011		1 August, 2011		1 June, 2011		1 November, 2010		1 September, 2010
Exercise price	US$	0.61	US$	1.34	US$	1.53	US$	1.90	US$	1.28	US$	1.15	US$	0.77
Share price at grant date	US$	0.61	US$	1.34	US$	1.53	US$	1.90	US$	1.28	US$	1.15	US$	0.77
Dividend yield		0%		0%		0%		0%		0%		0%		0%
Expected volatility		152%		148%		147%		145%		144%		137%		136%
Historical volatility		152%		148%		147%		145%		144%		137%		136%
Risk-free interest rate		0.62%		1.05%		0.90%		1.32%		1.60%		1.17%		1.41%
Expected life of warrant/option		5 years		5 years		5 years		5 years		5 years		5 years		5 years

Warrant/option fair value	US$	0.54	US$	1.18	US$	1.34	US$	1.66	US$	0.67	US$	1.01	US$	1.11

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

Pension Benefits

The Company has paid A$90,000 during fiscal 2012 for employee superannuation benefits and pension benefits.

Board Practices

Novogen Board of Directors

Name	Position Held	Year First Appointed	Current Term Expires
Current Directors:
W.D. Rueckert	Chairman	2009	October-2013
J.T. Austin	Director	2010	October-2014
P.R. White	Director	2010	October-2013
R. Youngman	Director	2010	October-2013
J.P. O’Connor	Director	2012	November-2012

Former Directors who served during the fiscal year 2012:
P. Scutt	Director	2010	Resigned May 25, 2012

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

In accordance with the definition of independence above, and the materiality thresholds set, the following Directors of Novogen Limited are considered to be independent:

Name	Position
William D. Rueckert	Non-Executive Director
John P. O’Connor	Non-Executive Director
Peter R. White	Non-Executive Director
Ross Youngman	Non-Executive Director

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

	Ordinary shares fully paid	Options
		Number outstanding	Exercise price	Expiry date
JT Austin	20,288,053	—
WD Rueckert	5,000	375,000	0.2970	26 January, 2015
JP O’Connor	253,551	35,460	1.0600	1 March, 2013
		45,644	0.5256	6 May, 2014
PR White	—	375,000	0.2970	26 January, 2015
RC Youngman	—	375,000	0.2970	26 January, 2015

	20,546,604	831,104

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

American Depositary Receipts

Novogen’s Ordinary Shares trade in the U.S. in the form of ADRs on the Nasdaq Capital Market. Each ADR represents tweny-five Ordinary Shares of Novogen. The trading symbol on the Nasdaq Capital Market is “NVGN”. Novogen has entered into a Deposit Agreement with the Bank of New York under which the Bank of New York, acting as depositary, issues the ADRs.

The following table sets forth, for the calendar periods indicated, the high and low market quotations for Novogen’s Ordinary Shares, as quoted on the ASX, and Novogen’s ADRs, as quoted on the Nasdaq Capital Market.

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

(b) Management’s Annual Report on Internal Controls Over Financial Reporting

The management of Novogen Limited is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a – 15(f) under the Exchange Act. Novogen Limited’s internal control was designed to provide reasonable assurance to the Company’s management and Board of Directors regarding the preparation and fair presentation of published financial statements. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

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

The charts below set forth the total fees for services performed by GT in 2012 and 2011 and summarizes these amounts by the category of service.

	2012 A$‘000	2011 A$‘000

Audit fees	106	270
Audit related fees	13	83
Tax fees	29	31

Total fees	148	384

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

Item 16H.	Mine Safety Disclosure

This item is not applicable.

PART III

Item 17.	Financial Statements

Not Applicable

Item 18.	Financial Statements

The financial statements filed as part of this Annual Report are included on pages 77 through 129 hereof.

Item 19.	Exhibits

(a)	Exhibits

Exhibit No.	Exhibit Description

1.1	Constitution of Novogen Limited (formerly known as the Memorandum of Association and Articles of Association). (1)

2.1	Deposit Agreement as further amended and restated, dated as of September 29, 2005, among Novogen Limited, the Bank of New York, as Depositary, and owners and holders from time to time of ADRs issued thereunder. (2)

4.1	Lease between Hyperion Property Syndicates Limited (Lessor) and Novogen Laboratories Pty Ltd for the Company’s corporate headquarters at 140 Wicks Road, North Ryde, New South Wales. (5)

4.2	Employment Contract between the Company and Professor Alan Husband dated March 10, 2010. (5)

4.3	Employment Contract between the Company and Bryan Palmer dated March 10, 2010. (5)

4.4	Employment Contract between the Company and Craig Kearney dated March 10, 2010. (5)

4.5	Employment Contract between the Company and Ronald Erratt dated March 10, 2010. (5)

4.6	Employment Contract between the Company and Mark Hinze dated September 23, 2010. (5)

4.7	Patent License Agreement, dated as of November 13, 1997, by and among Novogen Limited, Novogen Research Pty Limited, Novogen Inc. and Protein Technologies International Inc.** (3)

4.8	Amendment to the Patent License Agreement, dated as of June 21, 2004 by and among Novogen Limited, Novogen Research Pty Limited, Novogen Inc. and Solae LLC (formerly known as Protein Technologies International Inc.)** (4)

4.9	Asset Purchase Agreement, dated as of December 21, 2010, between MEI, the Company and Novogen Pty Limited (6).

4.10	Amendment Agreement with Archer Daniels Midland Company, dated June 30, 2011 (6)

4.11	Securities Subscription Agreement, dated as of September 27, 2011, between Marshall Edwards, Inc. and Novogen Limited. (7)

4.12	Securities Subscription Agreement, dated as of December 28, 2011, between Marshall Edwards, Inc. and Novogen Limited. (8)

4.13	Letter from BMS Audit (NSW-VIC) Pty Ltd (formerly named BDO Audit (NSW-VIC) Pty Ltd),, dated October 26, 2012, confirming the disclosure in Item 16F. (*)

8.1	Company Subsidiaries. (*)

12.1	Certification of the Acting Principal Executive Officer pursuant to Rule 13a – 14(a) of the Securities Exchange Act of 1934, as amended. (*)

12.2	Certification of Chief Financial Officer pursuant to Rule 13a – 14(a) of the Securities Exchange Act of 1934, as amended. (*)

13.1	Certification by the Acting Principal Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as added by Section 906 of the Sarbanes – Oxley Act of 2002. (*)

*	Filed herewith.
**	Portions of these documents have been omitted pursuant to a request for confidential treatment. Such omitted portions have been filed separately with the SEC.
(1)	Incorporated by reference to the Registration Statement on Form 20-F filed with the Securities and Exchange Commission on December 24, 1998 (File No. 0-29962)
(2)	Incorporated by reference to the Registration Statement on Form F-6 filed with the Securities and Exchange Commission on September 29, 2005 (File No. 333-128681)
(3)	Incorporated by reference to the Annual Report on Form 20-F/A filed with the Securities and Exchange Commission on March 20, 2009 (File No. 0-29962).
(4)	Incorporated by reference to the Annual Report on Form 20-F/A filed with the Securities and Exchange Commission on May 5, 2009 (File No. 0-29962).
(5)	Incorporated by reference to the Annual Report on Form 20-F filed with the Securities and Exchange Commission on December 13, 2010 (File No. 0-29962).

(6)	Incorporated by reference to the Annual Report on Form 20-F filed with the Securities and Exchange Commission on December 13, 2011 (File No. 0-29962).
(7)	Incorporated by reference to Exhibit 10.1 to the Registrant’s Subsidiary’s (MEI Pharma, Inc.) filing on Form 8-K filed on September 29, 2011 (File No. 000-50484).
(8)	Incorporated by reference to Exhibit 10.1 to the Registrant’s Subsidiary’s (MEI Pharma, Inc.) filing on Form 8-K filed on December 28, 2011 (File No. 000-50484).

Grant Thornton Audit Pty Ltd
ACN 130 913 594
Level 17, 383 Kent Street
Sydney NSW 2000
Locked Bag Q800
QVB Post Office
Sydney NSW 1230

T +61 2 8297 2400
Report of Independent Registered Public Accounting Firm	F +61 2 9299 4445
E info.nsw@au.gt.com
W www.grantthornton.com.au
Board of Directors and Shareholders of Novogen Limited

We have audited the accompanying consolidated statement of financial position of Novogen Limited and subsidiaries (the “Company”) as of June 30, 2012 and 2011, and the related consolidated statements of comprehensive income, shareholders’ equity, and cash flows for each of the three years in the period ended June 30, 2012. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

Grant Thornton Audit Pty Ltd acquired the partners and staff of BMS Audit (NSW-VIC) Pty Limited formerly BDO Audit (NSW- VIC) Pty Limited, the auditors of the Company’s consolidated financial statements as of June 30, 2011 and for each of the two years in the period ended June 30, 2011, and thus succeeded to the practice and accepts responsibility for expressing an opinion on the consolidated financial statements as of June 30, 2011 and for each of the two years in the period ended June 30, 2011.

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

(a)	comply with Accounting Standards and the Corporations Regulations2001; and

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

Novogen Limited and its subsidiaries identified in Note 17 are parties to the deed of cross guarantee under which each company guarantees the debts of the others. At the date of this declaration there are reasonable grounds to believe that the companies which are parties to this deed of cross guarantee will as a consolidated entity be able to meet any obligations and liabilities to which they are, or may become, subject to, by virtue of the deed.

This declaration is made in accordance with a resolution of the Board of Directors and is signed for and on behalf of the Directors by:

William Rueckert

Non-executive Chairman

Sydney, October 26, 2012

STATEMENT OF COMPREHENSIVE INCOME

for the year ended 30 June, 2012

	Notes	Consolidated
		2012	2011	2010	2012
		A$‘000	A$‘000	A$‘000	US$‘000
Continuing Operations
Revenue	2	1,513	2,025	1,784	1,549

Other income	2	937	512	7	959

Research & development expenses		(5,403)	(3,902)	(7,550)	(5,531)
General and administrative expenses		(5,789)	(9,562)	(10,039)	(5,926)
Finance costs		—	(18)	(15)	—

Loss before income tax	2	(8,742)	(10,945)	(15,813)	(8,949)

Income tax expense	3	—	(1)	(1)	—

Loss after tax from continuing operations		(8,742)	(10,946)	(15,814)	(8,949)

Profit after tax from discontinuing operations	21	7,392	1,467	568	7,566

Loss for the period		(1,350)	(9,479)	(15,246)	(1,383)

Other comprehensive income
Net exchange difference on translation of financial statements of foreign controlled entities (net of tax 2012: Nil, 2011:Nil)		(278)	(690)	(1,079)	(285)

Other comprehensive income		(278)	(690)	(1,079)	(285)

Total comprehensive income		(1,628)	(10,169)	(16,325)	(1,668)

Profit/(loss) attributable to:
Non-controlling interest		(2,659)	(2,981)	(2,901)	(2,722)
Novogen Limited	12(c)	1,309	(6,498)	(12,345)	1,340

		(1,350)	(9,479)	(15,246)	(1,382)

Total comprehensive income attributable to:
Non-controlling interest		(2,707)	(3,388)	(3,212)	(2,772)
Novogen Limited		1,079	(6,781)	(13,113)	1,104

		(1,628)	(10,169)	(16,325)	(1,668)

Basic and diluted earnings/(loss) per share (cents) from continuing operations	4	(5.9)	(7.8)	(12.6)	(6.0)
Basic and diluted earnings/(loss) per share (cents) from discontinuing operations	4	7.2	1.4	0.6	7.4
Basic and diluted earnings/(loss) per share (cents)	4	1.3	(6.4)	(12.1)	1.3

The above Statement of Comprehensive income should be read in conjunction with the accompanying notes.

STATEMENT OF FINANCIAL POSITION

as at 30 June, 2012

	Notes		Consolidated
		2012	2011	2012
		A$‘000	A$‘000	US$‘000
CURRENT ASSETS
Cash and cash equivalents	5	8,348	6,016	8,545
Trade and other receivables	6	404	5,469	414
Assets held for sale - inventories	7	—	654	—
Other current assets	8	206	521	211

Total current assets		8,958	12,660	9,170

NON-CURRENT ASSETS
Property, plant and equipment	9	27	67	28

Total non-current assets		27	67	28

TOTAL ASSETS		8,985	12,727	9,198

CURRENT LIABILITIES
Trade and other payables	10	3,675	6,386	3,762
Provisions	11	190	770	194
Derivative liability	15	—	1,047	—

Total current liabilities		3,865	8,203	3,956

NON-CURRENT LIABILITIES
Provisions	11	7	104	7

Total non-current liabilities		7	104	7

TOTAL LIABILITIES		3,872	8,307	3,963

NET ASSETS		5,113	4,420	5,235

EQUITY
Contributed equity	12(a)	199,026	194,295	203,723
Reserves	12(b)	(3,850)	(3,422)	(3,940)
Accumulated losses	12(c)	(191,701)	(186,644)	(196,225)

Capital and reserves attributable to owners of Novogen Limited		3,475	4,229	3,558

Non-controlling interest	12(d)	1,638	191	1,677

TOTAL EQUITY		5,113	4,420	5,235

The above Statement of Financial Position should be read in conjunction with the accompanying notes.

STATEMENT OF CHANGES IN EQUITY

for the year ended 30 June, 2012

Consolidated	Contributed equity A$‘000	Accumulated losses A$‘000	Reserves A$‘000	Total A$‘000	Non- controlling interest A$‘000	Total equity A$‘000	Total equity US$‘000

At 1 July, 2009	206,419	(179,730)	(3,010)	23,679	5,094	28,773	29,453

Loss for the period	—	(12,345)	—	(12,345)	(2,901)	(15,246)	(15,606)
Exchange differences on translation of foreign operations	—	—	(768)	(768)	(311)	(1,079)	(1,104)

Total comprehensive income	—	(12,345)	(768)	(13,113)	(3,212)	(16,325)	(16,710)
Share-based payments	—	623	—	623	105	728	745

Total transactions with owners in their capacity as owners	—	623	—	623	105	728	745

At 30 June, 2010	206,419	(191,452)	(3,778)	11,189	1,987	13,176	13,488

At 1 July, 2010	206,419	(191,452)	(3,778)	11,189	1,987	13,176	13,488

Loss for the period	—	(6,498)	—	(6,498)	(2,981)	(9,479)	(9,703)
Exchange differences on translation of foreign operations	—	—	(283)	(283)	(407)	(690)	(706)

Total comprehensive income	—	(6,498)	(283)	(6,781)	(3,388)	(10,169)	(10,409)
Issue of share capital by subsidiary	706	—	—	706	—	706	723

less non-controlling interest	(289)	—	—	(289)	289	—	—
Share-based payments	—	116	—	116	591	707	724
Share of opening equity transferred to non-controlling interest due to issuance of shares by subsidiary	(12,541)	11,190	639	(712)	712	—	—

Total transactions with owners in their capacity as owners	(12,124)	11,306	639	(179)	1,592	1,413	1,447

At 30 June, 2011	194,295	(186,644)	(3,422)	4,229	191	4,420	4,526

At 1 July, 2011	194,295	(186,644)	(3,422)	4,229	191	4,420	4,526

Profit/(loss) for the period	—	1,309	—	1,309	(2,659)	(1,350)	(1,382)
Exchange differences on translation of foreign operations	—	—	(230)	(230)	(48)	(278)	(285)

Total comprehensive income	—	1,309	(230)	1,079	(2,707)	(1,628)	(1,667)
Issue of share capital	164	—	—	164	—	164	168
Issue of share capital by subsidiary	1,606	—	—	1,606	—	1,606	1,644
less non-controlling interest	(3,560)	—	—	(3,560)	3,560	—	—

Share-based payments	—	730	—	730	(179)	551	564
Share of opening equity transferred to non-controlling interest due to issuance of shares by subsidiary	6,521	(7,096)	(198)	(773)	773	—	—

Total transactions with owners in their capacity as owners	4,731	(6,366)	(198)	(1,833)	4,154	2,321	2,376

At 30 June, 2012	199,026	(191,701)	(3,850)	3,475	1,638	5,113	5,235

The above Statements of Changes in Equity should be read in conjunction with the accompanying notes.

STATEMENT OF CASH FLOWS

for the year ended 30 June, 2012

	Notes		Consolidated
		2012 A$‘000	2011 A$‘000	2010 A$‘000	2012 US$‘000

Cash flows from operating activities
Net loss before tax		(1,343)	(9,474)	(15,236)	(1,375)
Income tax paid		(7)	(5)	(10)	(7)

Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortisation		25	83	198	26
Net (gain)/loss on disposal of property, plant and equipment		9	(265)	(7)	9
Share-based payments		574	651	728	588
Sale of business - gain on disposal		(7,992)	—	—	(8,180)

Changes in operating assets and liabilities:
(increase)/decrease in trade receivables		2,408	(1,172)	252	2,465
(increase)/decrease in other receivables		2,657	(2,313)	16	2,720
(increase)/decrease in inventories		654	907	(227)	669
(increase)/decrease in prepayments		315	(79)	123	322
increase/(decrease) in trade and other payables		(2,711)	1,021	(2,694)	(2,775)
increase/(decrease) in provisions		(677)	125	(261)	(693)
increase/(decrease) in derivative liability		(1,047)	1,047	—	(1,072)
exchange rate change on opening cash		(214)	771	512	(219)

Net cash flows from/(used in) operating activities		(7,349)	(8,703)	(16,606)	(7,522)

Cash flows from investing activities
Acquisition of property, plant and equipment		(1)	(56)	(22)	(1)
Proceeds from sale of plant and equipment		7	343	12	7
Sale of business - net proceeds		9,500	—	—	9,724
Sale of business - related costs		(1,508)	—	—	(1,544)

Net cash flows from/(used in) investing activities		7,998	287	(10)	8,186

Financing Activities
Proceeds from the issue of shares by subsidiary		1,747	763	—	1,788

Net cash flows from/(used in) financing activities		1,747	763	—	1,788

Net (decrease)/increase in cash and cash equivalents		2,396	(7,653)	(16,616)	2,452
Cash and cash equivalents at beginning of period		5,766	14,131	32,338	5,902
Effect of exchange rates on cash holdings in foreign currencies		(64)	(1,462)	(1,591)	(66)
Movements in secured facility		—	750	—	—

Cash and cash equivalents at end of period	5	8,098	5,766	14,131	8,288

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

The significant accounting policies which have been adopted in the preparation of the financial statements are:

Basis of preparation

The financial statements are general-purpose financial statements, which have been prepared in accordance with the requirements of the Corporations Act 2001, Australian Accounting Standards and other authoritative pronouncements of the Australian Accounting Standards Board (“AASB”). Novogen Limited is a for-profit entity for the purpose of preparing the financial statements. The financial statements have been prepared on a historical cost basis with all amounts presented in Australian dollars, rounded to the nearest thousand dollars ($’000), unless otherwise stated.

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

Major depreciation periods are:

Plant and equipment	2.5 - 10 years
Leasehold improvements	the lease term

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

(v) AASB 2011-9 Amendments to Australian Accounting Standards – Presentation of Other Comprehensive Income (effective 1 July, 2013).

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

(vi) AASB 119 Employee Benefits (effective 1 January, 2013).

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

Note 2 (LOSS)/PROFIT BEFORE INCOME TAX

	Consolidated
	2012 A$‘000	2011 A$‘000	2010 A$‘000

Revenue and other income from continuing operations

(a) Revenue
Bank interest	285	144	290
Royalties	1,162	1,714	1,492
Dividends	66	165	—
Other	—	2	2

Total revenue	1,513	2,025	1,784

(b) Other income
Government grants - research and development	—	247	—
Gain on fair value of derivative liability	728	—	—
Net gains on disposal of investment	199	—	—
Net gains on disposal of plant and equipment	—	265	7
Other	10	—	—

	937	512	7

(c) Other expenses*
Inventory impairment	12	12	—

	12	12	—

(d) Depreciation included in the statement of comprehensive income*
Depreciation:
Included in administrative expenses	25	83	198

(e) Lease payments and other expenses included in the statement of comprehensive income*
Included in administrative expenses:
Minimum lease payments - operating leases	246	402	476
Net foreign exchange differences	(214)	771	512
Net loss on disposal of plant and equipment	9	—	—
Share issue expenses	—	433	—
Onerous lease provision movement - operating leases	(37)	—	—
Included in research and development expenses:
Onerous lease expense - operating leases	—	550	—

(f) Employee benefit expense*
Wages and salaries	3,225	4,609	5,453
Workers’ compensation costs	1	27	47
Defined contribution plan expense	90	336	573
Termination costs	1,155	655	3,017
Share-based payments expense	574	651	728

	5,045	6,278	9,818

*	includes amounts from discontinuing operations

Note 3	INCOME TAX

	Consolidated
	2012 A$‘000	2011 A$‘000	2010 A$‘000
A reconciliation between tax expense and the product of accounting (loss)/profit before income tax multiplied by the Group’s applicable tax rate is as follows:

Accounting (loss)/profit before tax from continuing and discontinuing operations	(1,343)	(9,474)	(15,236)

At the Group’s statutory income tax rate of 30% (2011 and 2010: 30%)	(403)	(2,842)	(4,571)

Foreign tax rate differentials	(860)	(139)	(184)
Non deductible expenses	159	26	85
Deductible balancing adjustments	5	—	—
Research and development allowance	—	(110)	(604)

Sub-total	(1,099)	(3,065)	(5,274)
Tax losses and timing differences not recognised	1,106	3,070	5,284

Tax expense	7	5	10

Tax expense from continuing operations	—	1	1
Tax expense from discontinuing operations	7	4	9

	7	5	10

Components of income tax expense/(benefit)
Current tax	(1,099)	(3,065)	(5,274)
Deferred tax	1,106	3,070	5,284

Income tax expense	7	5	10

Deferred income tax
Deferred income tax at 30 June relates to the following:
Deferred tax assets/(liabilities)
Depreciation	106	124	301
Amortisation of intangibles	(214)	—	—
Start up costs capitalised	1,491	—	—
Provisions and accruals	(54)	702	166
Exchange losses/(gain)	(201)	(75)	113
Share based payments by USA subsidiaries	171	195	171
Other	—	40	51
Losses carried forward
- Australia	13,509	41,923	40,474
- US	16,392	14,950	16,921
- Other countries	—	1,259	1,899

Total deferred tax assets not recognised	31,200	59,118	60,096

Deferred tax liability
Other	—	—	—

Total deferred tax liability not recognised	—	—	—

Net deferred tax asset not recognised	31,200	59,118	60,096

At the Group’s statutory income tax rate of 30% (2011 and 2010: 30%)	9,360	17,735	18,029

Capital Losses carried forward	3,230	—	—

At the Group’s statutory income tax rate of 30% (2011 and 2010: 30%)	969	—	—

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

The following reflects the income and share data used in the basic and diluted earnings per share computations:

	Consolidated
	2012 A$‘000	2011 A$‘000	2010 A$‘000

Net loss attributable to owners of the parent from continuing operations	(6,083)	(7,965)	(12,913)
Net profit attributable to owners of the parent from discontinuing operations	7,392	1,467	568

Net profit/(loss) attributable to owners of the parent	1,309	(6,498)	(12,345)

	2012	2011	2010
	Thousands	Thousands	Thousands

Weighted average number of ordinary shares used in calculating basic and diluted earnings per share	102,431	102,126	102,126

Note 5	CASH AND CASH EQUIVALENTS

	Consolidated
	2012 A$‘000	2011 A$‘000

Cash at bank and in hand	6,348	5,266
Short-term deposits	1,750	500

	8,098	5,766

Secured cash (Refer Note 15)	250	250

	8,348	6,016

Cash at bank earns interest at floating rates based on daily bank deposit rates.

Short-term deposits and secured cash are made for varying periods of between one day and three months, depending on the immediate cash requirements of the Group, and earn interest at the respective short-term deposit rates.

Note 6	TRADE AND OTHER RECEIVABLES

	Consolidated
	2012 A$‘000	2011 A$‘000

Current

Trade receivables	322	2,424
Allowance for doubtful debts	(315)	(9)

	7	2,415

Deposits held	326	349
Royalty receivable	—	2,565
Other debtors	71	140

	404	5,469

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

At 30 June, 2012 trade receivables of A$315,000 (2011: A$9,000) were considered doubtful.

Movements in the allowance for doubtful debts were as follows:

	Consolidated
	2012 A$‘000	2011 A$‘000

Balance at 1 July	(9)	(36)

Change in allowance for the year	(306)	27

Balance at 30 June	(315)	(9)

Past due but not considered doubtful

At 30 June, 2012 trade receivables of A$6,000 (2011: A$427,000) were past due but were not considered to be doubtful. These relate to a number of independent customers for whom there is no recent history of default. The ageing analysis of these trade receivables is as follows:

	Consolidated
	2012 A$‘000	2011 A$‘000

1 - 30 days overdue	6	352
31 - 60 days overdue	—	13
61 - 90 days overdue	—	62
91 + days overdue	—	—

	6	427

Receivable balances which are neither overdue nor impaired are expected to be received when due.

Other receivables

Other debtors, generally arising from transactions outside usual operating activities of the Group, are non-interest bearing and have repayment terms between 7 and 30 days.

At 30 June, 2012 there were no other receivables that were past due but were not considered to be doubtful (2011: $NIL).

Consolidated
	2012 A$‘000	2011 A$‘000

1 - 30 days overdue	—	—
31 - 60 days overdue	—	—
61 - 90 days overdue	—	—
91 + days overdue	—	—

	—	—

Other receivable balances which are neither overdue nor impaired are expected to be received when due.

Fair value and credit risk

Due to the short term nature of these receivables, their carrying value is assumed to approximate their fair value.

The maximum exposure to credit risk is the fair value of receivables. Collateral is not held against these receivables.

Foreign exchange and interest rate risk

Details regarding foreign exchange and interest rate risk exposure is disclosed in Note 15.

Note 7	INVENTORIES

	Consolidated
	2012 A$‘000	2011 A$‘000

Current

Work in progress (at cost)	—	66
Finished goods (at cost)	—	588

	—	654

Note 8	OTHER CURRENT ASSETS

	Consolidated
	2012 A$‘000	2011 A$‘000

Prepayments	206	521

Note 9	PROPERTY, PLANT AND EQUIPMENT

	Consolidated
	2012 A$‘000	2011 A$‘000

Plant and equipment - at cost	84	615
Accumulated depreciation	(62)	(561)

	22	54

Leasehold improvements - at cost	20	118
Accumulated depreciation	(15)	(105)

	5	13

Total property, plant and equipment - at cost	104	733
Accumulated amortisation and depreciation	(77)	(666)

Total property, plant and equipment	27	67

Reconciliations

Reconciliations of the carrying amount of plant, property and equipment at the beginning and at the end of the current financial year:

	Consolidated
	2012 A$‘000	2011 A$‘000
Plant and equipment
Carrying amount at beginning of financial year	54	158
Additions	1	35
Disposals	(16)	(75)
Depreciation expense	(17)	(64)

Carrying amount at end of financial year	22	54

Leasehold improvements
Carrying amount at beginning of financial year	13	14
Additions	—	20
Disposals	—	(2)
Depreciation expense	(8)	(19)

Carrying amount at end of financial year	5	13

Note 10	TRADE AND OTHER PAYABLES

	Consolidated
	2012 A$‘000	2011 A$‘000

Current

Trade payables	831	1,936
Accrued payables	1,763	2,311
Deferred royalty income	1,081	2,139

	3,675	6,386

Terms and conditions relating to the above payables:

•	trade payables are non-interest bearing and normally settled on 30 day terms; and

•	accrued trade payables are non-interest bearing and normally settled on 30 day terms.

Risk exposure

Information about the Group’s exposure to foreign exchange risk and liquidity risk is provided in Note 15.

Fair value

Due to the short term nature of these payables, their carrying value is assumed to approximate their fair value.

Note 11	PROVISIONS

	Consolidated
	2012 A$‘000	2011 A$‘000
Current	190	770
Non-current	7	104

	197	874

	Consolidated
	2012 A$‘000	2011 A$‘000
Employee benefit provision
Current	190	264
Non-current	7	55

	197	319

	Consolidated
	2012 A$‘000	2011 A$‘000
Onerous lease provision
Current	—	506
Non-current	—	—

	—	506

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

	Consolidated
	2012 A$‘000	2011 A$‘000
Make good provision
Opening balance at beginning of the year	49	49
Write back of provision in the period	(49)	—

Closing balance at the end of the year	—	49

Current	—	—
Non-current	—	49

	—	49

In accordance with its Sydney premises lease, the Group must restore the leased premises to agreed condition at the end of the lease term. Following the assignment of the Company’s lease obligations, described above, the make good provision has been reversed.

Note 12	CONTRIBUTED EQUITY AND RESERVES

(a) Issued and paid up capital

	Consolidated
	2012 A$‘000	2011 A$‘000
Fully Paid Ordinary Shares
Novogen Limited
103,805,676 (2011: 102,125,894) ordinary shares	133,264	133,100

	133,264	133,100

Other
Gain arising on issue of shares by subsidiaries to outside shareholders:
Marshall Edwards, Inc.	56,483	53,731
Glycotex, Inc.	9,279	7,464

	65,762	61,195

Contributed Equity	199,026	194,295

Ordinary shares have the right to receive dividends as declared and, in the event of winding up the Company, to participate in the proceeds from the sale of all surplus assets in proportion to the number of and amounts paid up on shares held.

Ordinary shares entitle their holder to one vote, either in person or by proxy, at a meeting of the Company.

Movements in issued and paid up ordinary share capital of Novogen Limited are as follows:

	Number of shares	Issue price A$	A$‘000
On issue 1 July, 2010	102,125,894		133,100

On issue 30 June, 2011	102,125,894		133,100

On issue 1 July, 2011	102,125,894		133,100

New Share Issue	250,000	0.09	23
New Share Issue	1,407,282	0.10	139
New Share Issue	22,500	0.10	2

Total shares issued during the period	1,679,782		164

On issue 30 June, 2012	103,805,676		133,264

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

Movements in the currency translation reserve were as follows:

	Consolidated
	2012 A$‘000	2011 A$‘000

Balance at the beginning of the year	(3,422)	(3,778)
Share of opening reserve transferred to minority interest due to issuance of shares by subsidiary	(198)	639
Exchange differences on translation of foreign operations	(230)	(283)

Balance at the end of the year	(3,850)	(3,422)

(c) Accumulated losses

Movements in accumulated losses were as follows:

	Consolidated
	2012 A$‘000	2011 A$‘000

Balance at the beginning of the year	(186,644)	(191,452)

Adjustment to opening retained earnings attributed to minority interest holders	(7,096)	11,190
Equity attributable to share based payments	730	116
Current year (loss)/profit	1,309	(6,498)

Balance at the end of the year	(191,701)	(186,644)

(d) Non-controlling interests

The non-controlling interests are detailed as follows:

	Consolidated
	2012 A$‘000	2011 A$‘000

Ordinary shares	41,009	43,971
Foreign currency translation reserve	(2,399)	(2,550)
Accumulated losses	(36,972)	(41,230)

	1,638	191

Note 13	SHARE BASED PAYMENT PLANS

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

	2012		2011
	No.	WAEP	No.	WAEP
Outstanding at the beginning of the year	2,528,560	$0.47	2,370,340	$1.11
Granted	—	N/A	1,750,000	$0.30
Forfeited	(980,800)	$0.62	(1,533,956)	$1.14
Exercised	—	N/A	—	N/A
Expired	(22,624)	$2.41	(57,824)	$3.64

Outstanding at the end of the year	1,525,136	$0.34	2,528,560	$0.47

Exercisable at the end of the year	811,183	$0.36	474,924	$1.00

The following table details the exercise price, expiry date and number of options issued to employees that were outstanding as at the end of the year:

Exercise Price	Expiry Date	No. outstanding 30 June, 2012	No. outstanding 30 June, 2011
$2.41	30/03/12	—	79,920
$1.06	1/03/13	44,324	182,736
$0.53	6/03/14	105,812	515,904
$0.30	26/01/15	1,375,000	1,750,000

		1,525,136	2,528,560

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

	2012		2011
	No.	WAEP	No.	WAEP
Outstanding at the beginning of the year	112,196	$1.22	132,820	$1.59
Granted	—	N/A	—	N/A
Forfeited	—	N/A	—	N/A
Expired	(31,092)	$2.41	(20,624)	$3.64

Outstanding at the end of the year	81,104	$0.76	112,196	$1.22

Exercisable at the end of the year	69,693	$0.80	80,509	$1.43

The following table details the exercise price, expiry date and number of options issued to consultants that were outstanding as at the end of the year:

Exercise Price	Expiry Date	No. outstanding 30 June, 2012	No. outstanding 30 June, 2011
$2.41	30/03/12	—	31,092
$1.06	1/03/13	35,460	35,460
$0.53	6/03/14	45,644	45,644

		81,104	112,196

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

The following table lists the inputs to the model used to calculate the fair value of the options.

	6 May, 2011
Exercise price	A$	0.297
Share price at grant date	A$	0.24
Dividend yield		0%
Expected volatility		125%
Historical volatility		125%
Risk-free interest rate		5.20%
Expected life of option		3.7 years
Option fair value	A$	0.19

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

	2012			2011
	No.	WAEP		No.	WAEP
Outstanding at the beginning of the year	600,813	US$	2.23	303,461	US$	3.31
Granted	141,510	US$	1.89	297,352	US$	1.12
Forfeited	—		N/A	—		N/A
Expired	—		N/A	—		N/A

Outstanding at the end of the year	742,323	US$	2.16	600,813	US$	2.23

Exercisable at the end of the year	308,402	US$	2.47	92,256	US$	4.14

The following table details the exercise price, expiry date and number of MEI options/warrants issued that were outstanding as at the end of the year:

Exercise Price		Expiry Date	No. outstanding 30 June, 2012	No. outstanding 30 June, 2011
US$	21.70	30/07/13	4,608	4,608
US$	6.30	28/01/14	5,000	5,000
US$	5.05	23/04/15	110,195	110,195
US$	1.86	7/06/15	110,195	110,195
US$	1.52	18/06/15	73,463	73,463
US$	0.77	1/09/15	82,232	82,232
US$	1.15	1/11/15	37,500	37,500
US$	1.28	1/06/16	177,620	177,620
US$	1.90	1/08/16	138,510	—
US$	1.53	1/09/16	2,000	—
US$	0.61	1/06/17	1,000

			742,323	600,813

The following table details the exercise price, expiry date and number of MEI options/warrants issued that were outstanding as at the end of the year:

The following table lists the inputs to the model used to calculate fair value:

	1 June, 2012		20 October, 2011		1 September, 2011		1 August, 2011		1 June, 2011		1 November, 2010		1 September, 2010
Exercise price	US$	0.61	US$	1.34	US$	1.53	US$	1.90	US$	1.28	US$	1.15	US$	0.77
Share price at grant date	US$	0.61	US$	1.34	US$	1.53	US$	1.90	US$	1.28	US$	1.15	US$	0.77
Dividend yield		0%		0%		0%		0%		0%		0%		0%
Expected volatility		152%		148%		147%		145%		144%		137%		136%
Historical volatility		152%		148%		147%		145%		144%		137%		136%
Risk-free interest rate		0.62%		1.05%		0.90%		1.32%		1.60%		1.17%		1.41%
Expected life of warrant/option		5 years		5 years		5 years		5 years		5 years		5 years		5 years

Warrant/option fair value	US$	0.54	US$	1.18	US$	1.34	US$	1.66	US$	0.67	US$	1.01	US$	1.11

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

The Group has identified four unique segments as follows:

1 – Drug Development – includes the discovery of new compounds and the early stage screening for bioactivity of such compounds through both in vivo and in vitro testing. This group also includes licence fee income (not specific to the other segments) and costs associated with the Company’s public listings on the ASX and Nasdaq.

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

	DRUG DEVELOPMENT			ONCOLOGY DRUG PROGRAM			CONSUMER BUSINESS			WOUND HEALING			TOTAL
	2012 A$‘000	2011 A$‘000	2010 A$‘000	2012 A$‘000	2011 A$‘000	2010 A$‘000	2012 A$‘000	2011 A$‘000	2010 A$‘000	2012 A$‘000	2011 A$‘000	2010 A$‘000	2012 A$‘000	2011 A$‘000
Net sales from external customers	—	—	—	—	—	—	988	10,843	7,983	—	—	—	988	10,843
Other revenue	1,504	1,893	1,690	9	132	95	43	510	140	—	—	—	1,556	2,535

Total revenue	1,504	1,893	1,690	9	132	95	1,031	11,353	8,123	—	—	—	2,544	13,378

Net (loss)/profit	(620)	(5,068)	(7,427)	(7,272)	(7,167)	(7,245)	7,325	3,461	958	(783)	(705)	(1,532)	(1,350)	(9,479)

Interest revenue	276	109	195	9	35	95	—	—	—	—	—	—	285	144
Interest expense	—	(18)	(16)	—	—	(1)	—	—	—	—	—	2	—	(18)
Depreciation and amortisation	(9)	(62)	(188)	(15)	(13)	—	(1)	(7)	(8)	—	(1)	(2)	(25)	(83)
Share based payments	(78)	(40)	(225)	(496)	(487)	(73)	—	—	—	—	(124)	(430)	(574)	(651)
Income tax expense	—	—	—	(1)	(1)	(1)	(7)	(5)	(9)	—	—	—	(8)	(6)

Total assets and total liabilities, as reviewed and used by the executive management team, are not allocated between segments where the segments are contained within the same legal entity.

	Consolidated
	2012 A$‘000	2011 A$‘000
Segment assets

Drug development and consumer business (combined)	25,056	22,158
Oncology drug program	6,255	4,801
Wound healing	2	150

Total segment assets	31,313	27,109
Inter-segment eliminations	(22,328)	(14,382)

Total assets per the statement of financial position	8,985	12,727

Segment liabilities	Consolidated
	2012 A$‘000	2011 A$‘000
Drug development and consumer business (combined)	1,463	5,533
Oncology drug program	1,740	3,127
Wound healing	3,548	2,720
Total segment liabilities	6,751	11,380
Inter-segment eliminations	(2,879)	(3,073)

Total liabilities per the statement of financial position	3,872	8,307

Revenue from external customers by geographical locations is detailed below. Revenue is attributed to geographical locations based on the location of the customers.

Segment revenue	Consolidated
	2012 A$‘000	2011 A$‘000	2010 A$‘000
Australia	711	3,188	3,529
North America	171	1,778	1,788
South America	—	2,905	—
Europe	87	2,367	2,240
Asia	12	419	245
other	7	186	181

	988	10,843	7,983

An analysis of the location of non-current assets, other than financial instruments, is as follows.

Non-current assets	Consolidated
	2012 A$‘000	2011 A$‘000
Australia	1	20
North America	26	47
Europe	—	—

	27	67

Note 15	FINANCIAL INSTRUMENTS

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

At the end of the reporting period the Group had the following exposure to variable interest rate risk:

	Consolidated
	2012 A$‘000	2011 A$‘000
Financial assets

Cash at bank and in hand	6,348	5,266
Short term deposits	1,750	500

	8,098	5,766

Secured cash	250	250

Net exposure	8,348	6,016

At 30 June, 2012, if interest rates had moved as illustrated in the table below, with all other variables held constant, post tax profit would have been affected as follows:

	Post tax profit Higher/(Lower)
Judgements of reasonably possible movements:	2012 A$‘000	2011 A$‘000
Consolidated
+1% (100 basis points)	83	60
-1% (100 basis points)	(83)	(60)

The Group’s exposure to interest rate risk and the effective weighted average interest rate for each class of financial assets and liabilities is set out below.

Consolidated

		Floating Interest Rate		Fixed 1 year or less		Fixed Over 1 to 5 years		Non-interest bearing		Total		Weighted average rate of interest
	Note	2012 A$‘000	2011 A$‘000	2012 A$‘000	2011 A$‘000	2012 A$‘000	2011 A$‘000	2012 A$‘000	2011 A$‘000	2012 A$‘000	2011 A$‘000	2012	2011
Financial assets
Cash	5	5,083	4,232	—	—	—	—	1,265	1,034	6,348	5,266	0.25%	0.78%

Deposits	5	—	—	2,000	750	—	—	—	—	2,000	750	4.25%	5.15%
Trade and other receivables	6	—	—	—	—	—	—	404	5,469	404	5,469	N/A	N/A

Loans and receivables		—	—	2,000	750	—	—	404	5,469	2,404	6,219

		5,083	4,232	2,000	750	—	—	1,669	6,503	8,752	11,485

Financial liabilities
Trade and other payables	10	—	—	—	—	—	—	3,675	6,386	3,675	6,386	N/A	N/A

Financial liabilities at amortised cost		—	—	—	—	—	—	3,675	6,386	3,675	6,386

Net financial assets/(liabilities)		5,083	4,232	2,000	750	—	—	(2,006)	117	5,077	5,099

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

The Group’s exposure to foreign currency risk at 30 June, 2012 was as follows:

	Consolidated
	2012 A$‘000	2011 A$‘000
USDdenominated

Financial assets
Cash and cash equivalents	122	550
Trade and other receivables	—	2,571
	122	3,121
Financial liabilities
Trade and other payables	2	48
Net exposure	120	3,073

GBP denominated

Financial assets
Cash and cash equivalents	—	21
Trade and other receivables	—	324

	—	345

Financial liabilities
Trade and other payables	10	107

Net exposure	(10)	238

CADdenominated

Financial assets
Cash and cash equivalents	—	47
Trade and other receivables	—	225

	—	272

Financial liabilities
Trade and other payables	—	129

Net exposure	—	143

EUROdenominated

Financial assets
Trade and other receivables	309	361

	309	361

Financial liabilities
Trade and other payables	—	93

Net exposure	309	268

AUDdenominated

Financial assets
Cash and cash equivalents	—	271
Trade and other receivables	—	4

	—	275

Financial liabilities
Trade and other payables	1	52

Net exposure	(1)	223

The following sensitivity is based on the foreign currency risk exposures in existence at the date of the Statement of Financial Position:

Judgements of reasonably possible movements:	Post tax profit Higher/(Lower)
	2012 A$‘000	2011 A$‘000
USDdenominated

Consolidated
AUD/USD +10%	(11)	(279)
AUD/USD -10%	13	341

GBPdenominated

Consolidated
AUD/GBP +10%	1	(22)
AUD/GBP -10%	(1)	26

CADdenominated

Consolidated
AUD/CAD +10%	—	(13)
AUD/CAD -10%	—	16

EUROdenominated

Consolidated
AUD/EURO +10%	(28)	(24)
AUD/EURO -10%	34	30

AUDdenominated

Consolidated
AUD/USD +10%	—	(20)
AUD/USD -10%	—	25

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

The Group’s maximum exposures to credit risk at the end of the reporting period in relation to each class of recognised financial assets is the carrying amount of those assets as indicated in the Statement of Financial Position. Trade and other receivables by region are as follows:

	Consolidated
	2012 A$‘000	2011 A$‘000
Australia	393	4,925
North America	11	341
Europe	—	203

	404	5,469

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

Maturity analysis of financial liabilities based on management’s expectation=

Trade payables and other financial liabilities mainly arise from the financing of assets used in our ongoing operations such as plant and equipment and investments in working capital. These assets are considered in the Group’s overall liquidity risk.

Consolidated Year ended 30 June, 2012	< 6 months A$‘000	6-12 months A$‘000	1-5 Years A$‘000	> 5 years A$‘000	Total A$‘000

Financial Liabilities
Trade and other payables	2,594	—	—	—	2,594

Total	2,594	—	—	—	2,594

Year ended 30 June, 2011	< 6 months A$‘000	6-12 months A$‘000	1-5 Years A$‘000	> 5 years A$‘000	Total A$‘000

Financial Liabilities
Trade and other payables	4,247	—	—	—	4,247

Total	4,247	—	—	—	4,247

Financing facilities available

At the end of the reporting period, the following financing facilities had been negotiated and were available:

	Consolidated
	2012 A$‘000	2011 A$‘000

Multi option facility	250	250

	250	250

Used at balance date	250	250
Unused at balance date	—	—

	250	250

Novogen Limited has entered into a Deed of Set-off where it has agreed to hold a deposited sum with the bank of at least A$250,000 (2011: A$250,000) at all times as security for the multi-option facility.

Derivative liability

	Consolidated
	2012 A$‘000	2011 A$‘000

Derivative liability	—	1,047

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

The fair values at 18 May, 2011 and 30 June, 2011 were determined using a Monte Carlo simulation model that simulates various possible outcomes given certain assumptions, inputs and expected distribution of outcomes. The key inputs and assumptions were as follows:

	18 May, 2011		30 June, 2011
Series A warrants
days to maturity		2,011		1,968
share price	US$	1.35	US$	1.02
exercise price	US$	1.57	US$	1.57
expected volatility *		121.50%		121.20%
risk free interest rate		1.87%		1.76%

Adjustment shares
days to maturity		366		323
share price	US$	1.35	US$	1.02
exercise price		n/a		n/a
expected volatility *		122.10%		112.90%
risk free interest rate		0.19%		0.19%

*	expected volatility has been calculated as the midpoint between the historic volatility and the average industry volatility data

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

Note 16	COMMITMENTS

	Consolidated
	2012 A$‘000	2011 A$‘000

(a) Lease commitments *

Commitments in relation to operating leases contracted for at the reporting date but not recognised as liabilities payable:
Not later than 1 year	102	234
Later than 1 year but not later than 2 years	3	211
Later than 2 years but not later than 3 years	—	125
Later than 3 years but not later than 4 years	—	128
Later than 4 years but not later than 5 years	—	22
Greater than 5 years	—	—

	105	720

*	Operating leases represent payments for property and equipment rental. Leases for property include an annual review for CPI increases.

Note 17	RELATED PARTY DISCLOSURES

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

Interests in controlled entities

The consolidated financial statements include the financial statements of Novogen Limited and the subsidiaries listed in the following table.

	Country of Incorporation	% Equity interest *		Investment (A$‘000)
Name of Entity		2012	2011	2012	2011
Novogen Laboratories Pty Ltd ^	Australia	100	100	2,254	2,264
Novogen Research Pty Ltd ^	Australia	100	100	7,000	7,000
Novogen Inc	US	100	100	—	—
Glycotex, Inc.	US	99.7	80.7	999	857
MEI Pharma, Inc. *	US	63.5	59.0	18,449	10,451

				28,702	20,572

less: impairment of investments (eliminated on consolidation)				(21,332)	(11,855)

				7,370	8,717

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

The consolidated Statement of Comprehensive Income and Statement of Financial Position of the entities that are members of the “Closed Group” are as follows:

Consolidated Statement of Comprehensive Income	CLOSED GROUP
	2012	2011
	A$‘000	A$‘000

Loss from continuing operations before income tax	(10,960)	(922)
Income tax expense	—	—

Loss after tax from continuing operations	(10,960)	(922)
Profit after tax from discontinuing operations	7,742	1,084
Accumulated losses at the beginning of the period	(121,466)	(121,668)
Net income recognised directly in equity	55	40

Accumulated losses at the end of the financial year	(124,629)	(121,466)

Consolidated Statement of Financial Position	CLOSED GROUP
	2012	2011
	A$‘000	A$‘000
CURRENT ASSETS
Cash and cash equivalents	2,261	2,314
Trade and other receivables	394	5,356
Inventories	—	295
Other current assets	73	271

Total current assets	2,728	8,236

NON-CURRENT ASSETS
Property, plant and equipment	1	20
Other financial assets	7,370	8,717

Total non-current assets	7,371	8,737

TOTAL ASSETS	10,099	16,973

CURRENT LIABILITIES
Trade and other payables	1,355	4,525
Provisions	102	710

Total current liabilities	1,457	5,235

NON-CURRENT LIABILITIES
Provisions	7	104

Total non-current liabilities	7	104

TOTAL LIABILITIES	1,464	5,339

NET ASSETS	8,635	11,634

EQUITY
Contributed equity	133,264	133,100
Accumulated losses	(124,629)	(121,466)

TOTAL EQUITY	8,635	11,634

Note 18	PARENT ENTITY INFORMATION

The following details information related to the parent entity, Novogen Limited, at 30 June, 2012. The information presented here has been prepared using consistent accounting policies as presented in Note 1.

	Novogen Limited
	2012	2011
	A$‘000	A$‘000
CURRENT ASSETS
Cash and cash equivalents	2,237	1,933
Trade and other receivables	3	1
Other current assets	73	261

Total current assets	2,313	2,195

NON-CURRENT ASSETS
Other financial assets	7,370	8,717

Total non-current assets	7,370	8,717

TOTAL ASSETS	9,683	10,912

CURRENT LIABILITIES
Trade and other payables	88	158
Intercompany loan	3,739	3,739

Total current liabilities	3,827	3,897

TOTAL LIABILITIES	3,827	3,897

NET ASSETS	5,856	7,015

EQUITY
Contributed equity	133,264	133,100
Accumulated losses	(127,408)	(126,085)

TOTAL EQUITY	5,856	7,015

	Novogen Limited
	2012	2011
	A$‘000	A$‘000

Loss for the period	(1,378)	(3,782)

Total comprehensive income	(1,378)	(3,782)

Parent entity guarantees

(a)	As a condition of the Class Order, Novogen Limited and the subsidiaries subject to the Class Order, entered into a Deed of Cross Guarantee on 28 May, 1999. The effect of the deed is that Novogen Limited has guaranteed to pay any deficiency in the event of winding up of the controlled entities. The subsidiaries have also given a similar guarantee in the event that Novogen Limited is wound up.

(b)	As a condition of establishing bank facilities Novogen Limited and its subsidiaries, Novogen Laboratories Pty Ltd and Novogen Research Pty Ltd have entered into a Guarantee and Indemnity with St George Bank in January 1997. The effect of the guarantee is to guarantee amounts owed to the bank by any of the above Novogen companies.

Note 19	REMUNERATION OF AUDITORS

	Consolidated
	2012	2011
	A$	A$

Grant Thornton
(a) Audit and other assuarance services
(i) an audit or review of the financial statements of theentity and any other entity in the consolidated group;	106,062	269,693

(ii) other assurance services:
- MEI S1/S3/S8/10K audit and review services	12,877	83,689

Total remuneration for audit and other assurance services	118,939	353,382

(b) other services in relation to the entity and any otherentity in the consolidated entity.
- Tax compliance services	29,375	30,945

Total other service remuneration	29,375	30,945

Total remuneration for Grant Thornton	148,314	384,327

Non-Grant Thornton audit firms
(a) Audit and other assuarance services
(i) an audit or review of the financial statements of theentity and any other entity in the consolidated group;	113,733	102,745

(ii) other assurance services:
- MEI S1/S8 audit and review services	8,151	—

Total remuneration for audit and other assurance services	121,884	102,745

(b) other services in relation to the entity and any otherentity in the consolidated entity.
- Taxation and book keeping services	33,960	55,732

	33,960	55,732

Total remuneration for non-Grant Thornton audit firms	155,844	158,477

Total auditors’ remuneration	304,158	542,804

Grant Thornton Audit Pty Limited merged with BDO Audit (NSW-VIC) Pty Limited during the year and fees charged by both firms are included under Grant Thornton.

Note 20	DIRECTOR AND EXECUTIVE DISCLOSURES

a) Compensation of key management personnel

	Consolidated
	2012	2011
	A$	A$

Short term employee benefits	1,575,246	1,699,353
Post employment benefits	30,751	165,417
Long term employee benefits	(3,334)	36,220
Termination payments	436,158	738,715
Share-based payment	366,657	537,148

Total Compensation	2,405,478	3,176,853

b) Option holding of key management personnel

Novogen Limited

	Balance at beginning of period 1 July, 2011 Number	Granted as remuneration Number	Options exercised Number	Net change other Number	Balance at end of period 30 June, 2012 Number	Vested and exercisable 30 June, 2012 Number	Not exercisable 30 June, 2012 Number
Non-executive Directors
WD Rueckert	375,000	—	—	—	375,000	187,500	187,500
P Scutt	375,000	—	—	(375,000)	—	—	—
PR White	375,000	—	—	—	375,000	187,500	187,500
R Youngman	375,000	—	—	—	375,000	187,500	187,500
JP O’Connor @	—	—	—	81,104	81,104	69,693	11,411

Executives
CD Kearney	215,332	—	—	(215,332)	—	—	—
MG Hinze	381,224	—	—	(15,548)	365,676	193,919	171,757

Total	2,096,556	—	—	(524,776)	1,571,780	826,112	745,668

@	Mr O’Connor was elected as a Director in May, 2012. Options held prior to his appointment as a Director are shown in net changes.

	Balance at beginning of period 1 July, 2010 Number	Granted as remuneration Number	Options exercised Number	Net change other Number	Balance at end of period 30 June, 2011 Number	Vested and exercisable 30 June, 2011 Number	Not exercisable 30 June, 2011 Number
Non-executive Directors
WD Rueckert	—	375,000	—	—	375,000	—	375,000
P Scutt	—	375,000	—	—	375,000	—	375,000
PR White	—	375,000	—	—	375,000	—	375,000
R Youngman	—	375,000	—	—	375,000	—	375,000

Executives
CD Kearney	233,084	—	—	(17,752)	215,332	139,440	75,892
RL Erratt	213,636	—	—	(213,636)	—	—	—
MG Hinze	140,376	250,000	—	(9,152)	381,224	84,467	296,757
AJ Husband	207,836	—	—	(207,836)	—	—	—
BM Palmer	226,392	—	—	(226,392)	—	—	—

Total	1,021,324	1,750,000	—	(674,768)	2,096,556	223,907	1,872,649

MEI Pharma, Inc.

	Balance at beginning of period 1 July, 2011 Number	Granted as remuneration Number	Options exercised Number	Net change other Number	Balance at end of period 30 June, 2012 Number	Vested and exercisable 30 June, 2012 Number	Not exercisable 30 June, 2012 Number
Non-executive Directors
WD Rueckert	—	25,169	—	—	25,169	—	25,169

Executives
DP Gold	220,390	100,000	—	—	320,390	119,386	201,004
TM Zech	73,463	26,537	—	—	100,000	36,726	63,274

Total	293,853	151,706	—	—	445,559	156,112	289,447

	Balance at beginning of period 1 July, 2010 Number	Granted as remuneration Number	Options exercised Number	Net change other Number	Balance at end of period 30 June, 2011 Number	Vested and exercisable 30 June, 2011 Number	Not exercisable 30 June, 2011 Number
Executives
DP Gold	220,390	—	—	—	220,390	64,282	156,108
TM Zech	73,463	—	—	—	73,463	18,366	55,097

Total	293,853	—	—	—	293,853	82,648	211,205

c) Shareholdings of key management personnel and their related parties

Novogen Limited

	Balance 1 July, 2011 Number Ord	Granted as remuneration Number Ord	On exercise of options Number Ord	Net change other Number Ord	Balance 30 June, 2012 Number Ord
Executive Directors
WD Rueckert *	5,000	—	—	—	5,000
JT Austin *	20,288,053	—	—	—	20,288,053
JP O’Connor @	—	—	—	253,551	253,551

Executives
CD Kearney #	8,850	—	—	—	8,850
MG Hinze	14,728	—	—	—	14,728

Total	20,316,631	—	—	253,551	20,570,182

#	Closing balance represents the shareholding at the time the key management personnel’s employment ceased with the company.
*	Shares held include sponsored ADR’s.
@	Mr O’Connor was elected as a Director in May, 2012. Shares held prior to his appointment as a Director are shown in net changes.

	Balance 1 July, 2010 Number Ord	Granted as remuneration Number Ord	On exercise of options Number Ord	Net change other Number Ord	Balance 30 June, 2011 Number Ord
Executive Directors
WD Rueckert *	5,000	—	—	—	5,000
JT Austin * @	—	—	—	20,288,053	20,288,053
PA Johnston #	73,594	—	—	—	73,594
GM Leppinus #	11,883	—	—	—	11,883
PJ Nestel AO #	32,000	—	—	—	32,000

Executives	—
CD Kearney	8,850	—	—	—	8,850
MG Hinze	14,728	—	—	—	14,728
RL Erratt #	271,368	—	—	—	271,368
AJ Husband #	102,920	—	—	—	102,920
BM Palmer #	205,636	—	—	—	205,636

Total	725,979	—	—	20,288,053	21,014,032

#	Closing balance represents the shareholding at the time the key management personnel’s employment ceased with the company.
*	Shares held include sponsored ADR’s.
@	Mr Austin was elected as a Director in September, 2010. Shares held prior to his appointment as a Director are shown in net changes.

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

Financial information for this discontinuing operation is set out below:

	2012 A$‘000	2011 A$‘000	2010 A$‘000
Total revenue	1,031	11,353	8,123
Expenses	(1,624)	(9,882)	(7,546)

	(593)	1,471	577

Proceeds from sale of consumer business	9,500	—	—
Termination costs	(1,018)	—	—
Other transaction costs	(490)	—	—

	7,992	—	—

Profit before tax from discontinuing operations	7,399	1,471	577

Tax expense	(7)	(4)	(9)

Profit after tax from discontinuing operations	7,392	1,467	568

	2012 A$‘000	2011 A$‘000	2010 A$‘000

Net cash inflow from operating activities	2,469	1,202	593

Net cash inflow from investing activities	7,992	—	—

Net cash increase generated by discontinuing operations	10,461	1,202	593

Information relating to the financial position of the consumer business is set out below. No amount is included for receivables or payables which were not included in the assets transferred in the sale of the business.

	2012 A$‘000	2011 A$‘000

Inventories	—	654

Total assets	—	654

Net assets

Note 22	CONTINGENT ASSETS AND CONTINGENT LIABILITIES

Guarantees

(a)	The Company is continuing to prosecute its IP rights and in June 2007 announced that the Vienna Commercial Court had upheld a provisional injunction against an Austrian company, APOtrend. The Company has provided a guarantee to the value of €250,000 with the court to confirm its commitment to the ongoing enforcement process.

(b)	As a condition of establishing bank facilities Novogen Limited and its subsidiaries, Novogen Laboratories Pty Ltd and Novogen Research Pty Ltd have entered into a Guarantee and Indemnity with St George Bank in January 1997. The effect of the guarantee is to guarantee amounts owed to the bank by any of the above Novogen companies.

(c)	Although the Company assigned its liability for the property lease in June 2012, it remains as the original lessee and should the assignee default on the lease, a potential liability may exist. Offsetting this contingent liability the Company holds a letter of personal guarantee from the director of the assignee company, which guarantees the obligations of the assignee company contained or implied in the original lease.

Parent entity guarantees are further disclosed in Note 18.

Note 23	EVENTS AFTER THE BALANCE SHEET DATE

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

NOVOGEN LIMITED

/s/ Steven Coffey

Steven Coffey
Chief Financial Officer

Date: July 2, 2013

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