Form 20-F
period 2013-06-30
NOVOGEN LTD
filed 2013-10-31
CIK 1075880

OMB APPROVAL
OMB Number:	3235-0288
Expires:	April 30, 2015
Estimated average burden
hours per response..	2645.52

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2013

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

Level 1, 16-20 Edgeworth David Avenue, Hornsby, New South Wales 2077, Australia

(Address of principal executive offices)

Mr Graham Kelly

Graham.Kelly@novogen.com

Level 1, 16-20 Edgeworth David Avenue, Hornsby, New South Wales 2077, Australia

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Ordinary Shares*	American Depositary Shares, each representing twenty-five Ordinary Shares

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

*	Not for trading, but only in connection with the registration of American Depositary Shares.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

Not Applicable

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

The number of outstanding Ordinary Shares of the issuer as at June 30, 2013 was 138,276,033.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes  ☐             No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

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

Yes  ☐             No  ☐

Indicate by check mark if the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If ‘Other’ has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

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

Selected Financial Data

The selected financial data at June 30, 2013 and 2012 and for the years ended June 30, 2013, 2012 and 2011 have been derived from the consolidated financial statements of the Company included in this Annual Report and should be read in conjunction with, and are qualified in their entirety by, reference to those statements and the notes thereto.

This financial report complies with International Financial Reporting Standards (‘IFRS’) as adopted by the International Accounting Standards Board (‘IASB’).

The consolidated financial statements have been audited in accordance with the PCAOB auditing standards in the United States by the Company’s independent registered public accounting firm.

The Company’s fiscal year ends on June 30. As used throughout this Annual Report, the word “fiscal” followed by a year refers to the 12-month period ended on June 30 of that year. For example, the term “fiscal 2013” refers to the 12 months ended June 30, 2013. Except as otherwise indicated, all dollar amounts referred to in this Annual Report are at the consolidated level and exclude inter-company amounts.

Summary of consolidated statement of profit or loss and other comprehensive income

(IFRS)

	2009 (A$‘000)	2010 (A$‘000)	2011 (A$‘000)	2012 (A$‘000)	2013 (A$‘000)	2013 (US$‘000)

Revenue from continuing operations	2,088	1,659	2,025	1,447	1,112	1,019

Loss after income tax from continuing operations	(21,338)	(14,653)	(5,339)	(1,471)	(1,508)	(1,383)

Profit/(loss) after tax from discontinued operations	(2,449)	(593)	(4,140)	121	723	663

Net loss	(23,787)	(15,246)	(9,479)	(1,350)	(785)	(720)

Net profit/(loss) attributable to members of Novogen Limited	(18,928)	(12,345)	(6,498)	1,309	(1,031)	(945)

Basic and diluted earnings/(loss) per share from continuing operations (cents per share)	(21.0)	(14.3)	(5.2)	(1.4)	(1.3)	(1.2)
Basic and diluted earnings/(loss) per share from discontinued operations (cents per share)	2.4	2.2	(1.2)	2.7	0.4	0.4
Basic and diluted earnings/(loss) per share (cents per share)	(18.6)	(12.1)	(6.4)	1.3	(0.9)	(0.8)

Weighted average number of Ordinary Shares used to calculate earnings per share	101,741,016	102,125,894	102,125,894	102,430,637	114,690,737	114,690,737

Number of outstanding Ordinary Shares at year end	102,125,894	102,125,894	102,125,894	103,805,676	138,276,033	138,276,033

Summary of consolidated statements of financial position

(IFRS)

	2009 (A$‘000)	2010 (A$‘000)	2011 (A$‘000)	2012 (A$‘000)	2013 (A$‘000)	2013 (US$‘000)

Cash and cash equivalents	33,338	15,131	6,016	8,348	2,738	2,509

Total assets	37,842	19,290	12,727	8,985	5,749	5,269

Net assets/Equity	28,773	13,176	4,420	5,113	4,041	3,703

Debt	—	—	1,047	—	1,416	1,298

Capital stock	206,419	206,419	194,295	199,026	137,663	126,168

At Novogen’s Annual General Meeting on 12 November 2012, shareholders approved the demerger of Novogen and MEI Pharma. On November 27, 2012, a dividend of $24,775,000 was paid via an in-specie distribution of shares in MEI Pharma, Inc. (‘MEI’) representing 23.87 cents per ordinary share. No other dividends have been declared by the Company in the fiscal years included in this report.

The Company publishes its consolidated financial statements expressed in Australian dollars. In this Annual Report, references to “U.S. dollars” or “US$” are to the currency of the United States of America (‘U.S.’) and references to “Australian dollars” or “A$” are to the currency of Australia. For the convenience of the reader, this Annual Report contains translations of certain Australian dollar amounts into U.S. dollars at specified rates. These translations should not be construed as representations that the Australian dollar amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. Unless otherwise stated, the translations of Australian dollars into U.S. dollars have been made at the rate of US$0.9165 = A$1.00, the foreign exchange rate as issued weekly by the Board of Governors of the Federal Reserve System (www.federalreserve.gov/releases) on June 28, 2013. The rate on September 30, 2013 was US$0.9342 = A$1.00

Exchange rates for the six months to September 2013

A$ versus US$

Month	High	Low
April	$1.0564	$1.0255
May	$1.0313	$0.9608
June	$0.9770	$0.9165
July	$0.9259	$0.8957
August	$0.9193	$0.8901
September	$0.9444	$0.9055

Exchange rates for the last five years A$ versus US$

Fiscal Year ended June 30	Average Rate
2009	$0.7455
2010	$0.8820
2011	$0.9904
2012	$1.0323
2013	$1.0272

As mentioned above, the Company paid an in-specie distribution of the shares of MEI held by Novogen Limited, on November 27, 2012 following shareholders’ approval Annual General Meeting held on November 17, 2012. This report has been prepared on the basis of the current business structure which excludes MEI and any other businesses or assets disposed of during the fiscal year. MEI and the Consumer Business show as discontinued operations.

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

The Company currently is exploring the development of anti-cancer drugs based on two unproven drug technology platforms

The Company is committed to the identification of lead candidate anti-cancer drugs from the two drug technology platforms, super-benzopyrans and anti-tropomyosins. Although early pre-clinical studies have confirmed the utility of either drug technology platform in the generation of compounds with novel and potent cytotoxicity against various human cancer cell lines in vitro, there are significant risks and uncertainties in translating those early laboratory results into drugs that will have meaningful clinical application and meet the stringent requirements of regulatory authorities such as the United States Food and Drug Administration, who review Investigational New Drug (IND) Applications to enable the conduct of first in man clinical trials. The Company plans to obtain the appropriate approvals to enable the trials.

Factors that have a negative impact on early drug candidate selection may include:

•	unacceptably high toxicity

•	poor bio-availability

•	unacceptably short drug half-life

•	inability to deliver the drug in a practical manner

•	insurmountable difficulties in large-scale manufacture.

The Company’s ability to continue as a going concern is dependent on a continuing positive news flow from its pre-clinical R&D programs, and its ability to raise capital to support those programs.

The Company has limited cash resources and will need substantial additional funds to maintain the planned level of R&D.

The factors that will determine the actual amount of additional capital required may include the following:

•	the rate of success and the length of time it takes to identify lead candidate compounds in both the super-benzopyran and anti-tropomyosin drug technologies;

•	the length of time and amount of work required to bring any lead candidate compounds through their pre-clinical programs

•	the need to employ additional staff or contractors to meet the needs of the R&D programs.

If Novogen is unable to obtain additional funds on favorable terms or at all, it may be required to cease or reduce its operations. Also, if Novogen raises more funds by selling additional securities, the ownership interests of holders of its securities will be diluted.

The Company is at an early stage of drug development and is in the process of applying for patents over composition and matter and use for both of its drug technology platforms. There is no certainty that patent protection will be granted.

The Company’s patent portfolio is in a development stage. It comprises a certain number of provisional patents that have been lodged and others that are in the process of being lodged. The patents usually have worldwide coverage, with a particular focus on USA, EU, Asia and Australia. While the Company’s patent strategy is closely supervised by experienced patent attorneys and every effort made to ensure the likely success of achieving approval of patent claims in all major territories, there is no guarantee that any or all territories will grant such claims.

Negative global economic conditions may pose challenges to the Company’s business strategy, which relies on access to capital from the markets or collaborators.

Negative conditions in the global economy, including credit markets and the financial services industry, have generally made equity and debt financing more difficult to obtain, and may negatively impact the Company’s ability to complete financing transactions. The duration and severity of these conditions is uncertain, as is the extent to which they may adversely affect the Company’s business and the business of current and prospective vendors and collaborators. If negative global economic conditions persist or worsen, the Company may be unable to secure additional funding to sustain its operations or to find suitable collaborators to advance its internal programs, even if positive results are achieved from research and development efforts.

Historical Performance and future outlook

With the recent acquisition of Triaxial Pharmaceuticals Pty Ltd and ongoing research and development the company has had a history of incurring losses and is likely to continue to incur operating losses in the near future, until such time as any possible commercial breakthrough occurs. As discussed in the report the board’s outlook for the Company is one of optimism for the future.

Final approval by regulatory authorities of the Company’s drug candidates for commercial use may be delayed, limited or prevented, any of which would adversely affect its ability to generate operating revenues.

The Company will not generate any operating revenue until it, or its subsidiaries, successfully commercializes one of its drug candidates. Currently, the Company’s drug candidates are at an early stage of development, and each will need to successfully proceed through a number of steps in order to obtain regulatory approval before potential commercialization.

For example, any of the following factors may serve to delay, limit or prevent the final approval by regulatory authorities of the Company’s drug candidates for commercial use:

•

The Company has identified one lead candidate compound, Trilexium, and is in the process of identifying a number of other lead candidate compounds. All are in the early stages of development, and the Company will need to conduct significant pre-clinical and clinical testing to demonstrate safety and efficacy of these drug candidates before applications for marketing can be filed with the FDA, or with the regulatory authorities of other countries;

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

The Company relies on third parties to conduct its pre-clinical studies. If those parties do not successfully carry out their contractual duties or meet expected deadlines, the Company’s drug candidates may not advance in a timely manner or at all.

In the course of discovery, pre-clinical testing and clinical trials, the Company relies on third parties, including laboratories, investigators, clinical contract research organizations, or CROs, and manufacturers, to perform critical services. For example, the Company relies on third parties to conduct all of its pre-clinical studies. These third parties may not be available when the Company needs them or, if they are available, may not comply with all regulatory and contractual requirements or may not otherwise perform their services in a timely or acceptable manner, and the Company may need to enter into new arrangements with alternative third parties and the studies may be extended, delayed or terminated. These independent third parties may also have relationships with other commercial entities, some of which may compete with the Company. As a result of the Company’s dependence on third parties, it may face delays or failures outside of its direct control. These risks also apply to the development activities of collaborators, and the Company does not control their research and development, clinical trial or regulatory activities.

The Company has no direct control over the cost of manufacturing its drug candidates. Increases in the cost of manufacturing the Company’s drug candidates would increase the costs of conducting clinical trials and could adversely affect future profitability.

The Company does not intend to manufacture the drug product candidates in-house, and it will rely on third parties for drug supplies both for clinical trials and for commercial quantities in the future. The Company has taken the strategic decision not to manufacture active pharmaceutical ingredients (‘API’) for the drug candidates, as these can be more economically supplied by third parties with particular expertise in this area. The Company plans to manufacture product and test it to FDA requirements. The Company has identified contract facilities that are registered with the FDA, have a track record of large scale API manufacture, and have already invested in capital and equipment. The Company has no direct control over the cost of manufacturing its product candidates. If the cost of manufacturing increases, or if the cost of the materials used increases, these costs will be passed on, making the cost of conducting clinical trials more expensive. Increases in manufacturing costs could adversely affect the Company’s future profitability if it was unable to pass all of the increased costs along to its customers.

The Company may face a risk of product liability claims and may not be able to obtain adequate insurance.

The Company’s business exposes it to the risk of product liability claims. This risk is inherent in the manufacturing, testing and marketing of human therapeutic products. The Company has product liability insurance. The coverage is subject to deductibles and coverage limitations. The Company is in the process of identifying lead candidate compounds. When identified, and INDs are obtained they will be taken into the clinic. The Company may not be able to obtain or maintain adequate protection against potential liabilities, or claims may exceed the insurance limits. If the Company cannot or does not sufficiently insure against potential product liability claims, it may be exposed to significant liabilities, which may materially and adversely affect the business development and commercialization efforts.

Enforceability of civil liabilities under the federal securities laws against the Company or the Company’s officers and directors may be difficult.

The Company is a public company limited by shares and is registered and operates under the Australian Corporations Act 2001. All of the Company’s five directors named in this Annual Report reside outside the U.S. Substantially all of the assets of those persons are located outside the U.S. As a result, it may not be possible to affect service on the Company or such persons in the U.S. or to enforce, in foreign courts, judgments against such persons obtained in U.S. courts and predicated on the civil liability provisions of the federal securities laws of the U.S. There is doubt as to the enforceability in the Commonwealth of Australia, in original actions or in actions for enforcement of judgments of U.S. courts, of civil liabilities predicated solely upon federal or state securities laws of the U.S., especially in the case of enforcement of judgments of U.S. courts where the defendant has not been properly served in Australia.

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

History and development of the Company

Novogen Limited, a public company limited by shares, was incorporated in March 1994 under the jurisdiction of the laws of New South Wales, Australia. Novogen is registered and operates under the Australian Corporations Act. Novogen has its registered office at Level 1, 16-20 Edgeworth David Avenue, Hornsby, New South Wales NSW 2077, Australia. Its telephone number and other contact details are: Phone 61-2-9476-0344; Fax 61-2-9476-0388; and website, www.novogen.com (the information contained in the website does not form part of the Annual Report). The Company’s Ordinary Shares are listed on the Australian Stock Exchange (‘ASX’) under the symbol ‘NRT’ and its ADRs, each representing twenty-five Ordinary Shares, trade on the Nasdaq Capital Market under the symbol ‘NVGN’. The Company’s agent in the U.S. for ADR’s is the Bank of New York, 101 Barclay Street 22W New York, N.Y. 10286.

Capital expenditures

On December 5, 2012 the Company acquired 100% of the Ordinary Shares of Triaxial Pharmaceuticals Pty Ltd (‘Triaxial’) for the total consideration of A$2,886,000. Refer to note 29 for further details The Company made no other major investments of a capital nature during fiscal 2013 or 2012.

Business overview

Nature of the Business

Since its inception in 1994, the principal business of Novogen has been pharmaceutical drug development. The previous Novogen Board had divested the Company of all intellectual property in this area and of any resources and personnel relevant to Research and Development (‘R&D’). The pharmaceutical drug development business was restored on December 5, 2012 with the acquisition of Triaxial.

Corporate developments

Novogen

Board of Directors

During the year ended June 30, 2013 the previous Board resigned and an entirely new Board was appointed.

The Company directors as at the date of this report are as follows:

Graham Kelly	Chairman (appointed 7 December 2012)
Robert Birch	Deputy Chairman (appointed 7 December 2012)
Andrew Heaton	Executive Director (appointed 7 December 2012)
Steven Coffey	Non-Executive Director (appointed 8 November 2012)
John O’Connor	Non-Executive Director (appointed 25 May 2012)

Former directors who served during the financial year ended 30 June 2013:

William Rueckert	Former Chairman (resigned 7 December 2012)
Peter White	Former Director (resigned 7 December 2012)
Ross Youngman	Former Director (resigned 8 November 2012)
Josiah Austin	Former Director (resigned 19 April 2013)

More information on each of the current Directors is contained under the item “Directors” commencing on page [31].

Kai Medical

On July 27, 2012, the previous Board of Novogen announced that it had entered into a merger agreement with Kai Medical Holdings Limited, a US-based company whose business is focused on sleep apnoea therapy devices. That agreement was terminated shortly after when advice was received that the merger would have created problems with Australian Securities Exchange (‘ASX’) listing rules.

Disposal of MEI Pharma, Inc.

Novogen was a majority (approximately 60%) shareholder in MEI Pharma, Inc. (‘MEIP’). MEIP held the Company’s intellectual property in the field of isoflavonoid drugs.

On 17 November 2012, Novogen shareholders approved the in-specie distribution of MEIP, that distribution eventually occurring on 27 November 2012.

Glycotex, Inc.

Glycotex Inc. previously held the Company’s glucan technology intellectual property for the treatment of trophic ulcers. That intellectual property was sold on July 27, 2012 for total cash proceeds of A$150,000 to a private US-based company.

On November 27, 2012, the Company sold the remaining shell company to another private US-based company.

Triaxial Pharmaceuticals Pty Ltd

On 5 December 2012 the Company acquired the biotechnology company Triaxial Pharmaceuticals Pty Ltd. Triaxial developed a novel technology platform allowing the design and construction of novel family of compounds that Triaxial refers to as super-benzopyrans. The company acquired the outstanding shares of Triaxial Pharmaceuticals Pty Ltd which included its shareholders Professor Graham Kelly, Dr Andrew Heaton and Robert Birch, who became directors of Novogen as a result of this transaction. 15.4 million Novogen shares were issued at a fair value of $0.09 per share as part of the acquisition and a $1.5 million loan, payable to the Triaxial shareholders.

Other

On 5 February 2013 the Company announced the filing of a provisional patent application with the Patent Office covering the manufacture and use of super-benzopyrans.

On 18 February 2013 the Company announced results of an important study concerning its lead experimental drug CS- 6. Initial studies showed highly effective results regarding ovarian cancer stem cells.

Building Lease Assignment

Following the disposal of MEI, in June 2013 the Company assigned its property leased in North Ryde, New South Wales, Australia, as it no longer needed the excess space and has since relocated to smaller premises in Hornsby, New South Wales, Australia. The Company still remains as the original lessee and a potential liability exists should the assignee default on the lease.

Capital raising

The Company undertook two capital-raisings during this financial year. The first was a private placement of ordinary shares to sophisticated investors in Australia managed by Patersons Securities. A$2,380,000 was raised by the issue of 14,425,150 ordinary shares at a price of 16.5 cents, being a 20% discount to the closing price of 20.5 cents on April 24, 2013.

The second raising was a Share Purchase Plan offered to Australian and New Zealand Novogen shareholders that raised A$790,000 through the issue of 4,645,207 ordinary shares at a price of 17.0 cents on May 28, 2013.

Research and development

Super-benzopyrans

The technology platform underpinning the Company’s R&D efforts is an ability to construct compounds based on a benzopyran molecular scaffold using a wide range of atoms and chemical moieties. The Company refers to the resulting structures as super-benzopyrans in order to distinguish them from other anti-cancer drugs based on the basic benzopyran scaffold and which are limited to carbon hydrogen and oxygen components.

The Company is in the early stages of exploiting this technology, but in the six months that the Company has been engaged in this task, it has observed that super-benzopyran compounds display considerably different anti-cancer effects and more drug-like features compared to the simple benzopyrans that Novogen developed in the years 1998-2008. One of those differences is a considerable increase in anti-cancer potency. Some toxicity in animals also is being observed, something not previously encountered with the simple benzopyrans, although the side-effects are moderate and neither dose-limiting nor life-threatening. Studies are underway to better understand the nature of this toxicity, but it is believed to be a function of the super-benzopyran’s greater anti-cancer potency.

The Company is currently engaged in a program with the goal of delivering a number of super-benzopyran compounds with increasingly greater and more varied anti-cancer effects. The Company has engaged the services of a Swiss chemical company, Carbogen Amcis, to assist in the design and manufacture of these new compounds that then will be screened in the laboratory for their ability to kill human cancer cells. For screening, the Company is using primary cell cultures and cancer stem cell cultures rather than the more widely-used, commercially available differentiated cancer cell lines. This is a more expensive and more time-consuming approach than normally employed, but the Company believes that it will yield data far more relevant to the clinic and ultimately save the Company considerable time and money. The Company has entered into contracts with a number of different biotechnology companies and research institutions globally to provide these screening services. The current contract calls for the delivery of 80 super-benzopyran analogs in quarter 2 2013, which the Company expects will take several months to screen for anti-cancer cell activity.

One of the key outcomes of the analog program to date has been the observation that minor structural changes to the underlying super-benzopyran structure yields changes in the types of cancer cells responding to the different compounds. The Company believes that this represents a minor change in the protein target, rather than a shift in the general nature of the target such as its phenotype. The precise molecular target of the Company’s lead candidate, CS-6, is under investigation at this time, but on the basis of early evidence is thought to be ability of the cancer cell’s mitochondria to provide energy. The Company’s working hypothesis is that the target is a protein involved in the bioenergetics of the cancer cell and that derives from a mutated gene within mitochondrial and nuclear DNA.

Trilexium

This is the Company’s lead drug candidate.

The primary clinical targets for Trilexium are ovarian cancer and glioblastoma multiforme (‘GBM’), the main form of primary brain cancer.

The ovarian cancer indication came out of data generated from a collaboration with Yale University Medical School. That data showed that Trilexium is highly cytotoxic to both ovarian cancer stem cells and to their daughter cells. The GBM clinical indication is predicated largely on two observations: (a) that Trilexium displays potent cytotoxicity against GBM cells in vitro, including primary cultures of GBM, and (b) that it has been deliberately designed to meet the known major chemical criteria for crossing the blood-brain barrier.

An important aspect of the current pre-clinical studies is the objective of identifying the preferred sub-sets of patients to target with Trilexium. In the case of patients with GBM, de-bulking surgery and radiotherapy followed by the drug, temozolomide (‘TMZ’), remain the standard of care for this cancer. GBM typically is a very aggressive cancer with a median survival of about 5 months following failure of TMZ therapy. In the face of such rapid disease progression, the optimal patient parameters and preferred method of drug administration will need to be identified beforehand. Early laboratory data is indicating that Trilexium is more effective against GBM cells inherently resistant to TMZ (approximately 80% of GBM tumors) and does not re-sensitise to GBM, all of which point to using the drug as a monotherapy preferentially in those patients who fail to respond to TMZ in the first place.

In the case of ovarian cancer, Trilexium does not reverse resistance to standard of care cytotoxic drugs, so again, seems certain to be used as a monotherapy in late-stage, chemo-refractory disease.

Drug expansion program

The Company has settled on a preferred pharmacophore, this being the core part of the structure of the super-benzopyran family of molecules that is fundamental to their integrity as active anti-cancer drugs. This pharmacophore is represented in the Trilexium structure.

Using this pharmacophore as the starting point, the current drug expansion program is seeking to identify new lead drug candidates that the Company intends to use as the basis of its goal of developing a panel of super-benzopyran drugs capable of anti-cancer activity across a wide spectrum of genotypes and phenotypes (in particular cancer stem cells and their differentiated daughter cells). The design and manufacture of the first 80 analogs, and their in vitro screening for anti-cancer activity, are current.

Geographical Information

See Item 18. “Financial Statements – Note 3 to the Financial Statements” for geographical information. Since the acquisition of Triaxial Pharmaceuticals Pty Ltd the principal activities were in Australia.

Patent Protection

The most important area of the intellectual property (‘IP’) of the Company is the Company’s discovery that compounds that the Company has self-described as super-benzopyrans have biological activity. This is the basis of the Company’s drug development program. The Company currently has one provisional patent applied and is in the process of gathering pre-clinical data that will be added to that and other pending patent applications in order to seek protection over claims relating to composition of matter, process, and use.

The Company proposes to pursue a patent strategy based on multiple PCT (‘Patent Cooperation Treaty’) applications with particular attention paid to those member countries offering the most significant market opportunities for its future products.

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

The results of the pre-clinical studies, clinical experience together with initial specified manufacturing information, the proposed clinical trial protocol, and information about the participating investigators are submitted to the FDA as part of an IND, which must become effective before the Company may begin human clinical trials in the U.S. Additionally, an independent Institutional Review Board (‘IRB’) must review and approve each study protocol and oversee conduct of the trial. An IND becomes effective 30 days after receipt by the FDA, unless the FDA, within the 30-day period, raises concerns or questions about the conduct of the trials as outlined in the IND and imposes a clinical hold. If the FDA imposes a clinical hold, the IND sponsor must resolve the FDA’s concerns before clinical trials can begin. Pre-clinical tests and studies can take several years to complete, and there is no guarantee that an IND submitted, based on such tests and studies, will become effective within any specific time period, if at all.

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

Stockmarket listing compliance

The Company has met the compliance requirements for both its Nasdaq and ASX listings and accordingly has not been in breach of those requirements.

Organizational Structure

Corporate Structure

Novogen Limited is a public company limited by shares and is incorporated and domiciled in Australia. Novogen Limited and its controlled entities “Novogen” or the “Group” or ‘consolidated entity’ have prepared a consolidated financial report incorporating the entities that Novogen Limited controlled as at the end of fiscal 2013, which included the following controlled entities:

		Equity holding		Acquired/Disposed
Name of entity	Country of incorporation	2013+ %	2012+ %

Novogen Laboratories Pty Ltd	Australia	100.00	100.00
Novogen Research Pty Ltd	Australia	100.00	100.00
Novogen North America Inc.	United States of America	100.00	—	Incorporated 28 March 2013
Triaxial Pharmaceuticals Pty Ltd	Australia	100.00	—	Acquired 5 December 2013
Novogen Inc.	United States of America	100.00	100.00
Glycotex, Inc.	United States of America	—	99.70
				Disposed 27 November 2013

				Disposed 27 November 2013
MEI Pharma, Inc.*	United States of America	—	63.50

*	Formerly known as Marshall Edwards Inc.
+	Ownership % at June 30, 2013 and 2012 respectively

Property, Plant and Equipment

The Company leases moderate office space in Hornsby, New South Wales which is used as Novogen’s corporate headquarters. The Company has entered into a short term lease on this property which expires in May 2016. On renewal, the terms of the lease are renegotiated. The Company believes these facilities will adequately meet the Company’s needs for the foreseeable future.

Item 4A.	Unresolved Staff Comments

None

Item 5.	Operating and Financial Review and Prospects

The following discussion and analysis should be read in conjunction with Item 18. “Financial Statements” included below. Operating results are not necessarily indicative of results that may occur in future periods. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. The actual results may differ materially from those anticipated in the forward-looking statements as a result of many factors including, but not limited to, those set forth under “Forward-Looking Statements” and “Risk Factors” in Item 3. “Key Information” included above in this Annual Report. All forward-looking statements included in this document are based on the information available to the Company on the date of this document and the Company assumes no obligation to update any forward-looking statements contained in this Annual Report.

Application of Critical Accounting Policies

The significant accounting policies are summarized in Item 18. “Financial Statements – Note 1 – Summary of Significant Accounting Policies”.

Revenue recognition

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the consolidated entity and the revenue can be reliably measured. In determining the economic benefits, provisions are made for certain trade discounts and returned goods.

Returns

Over the last three years, returns and estimates of return liability were not considered material and are detailed below.

	Balance at beginning of the year	Charged to cost and expense	Actual returns	Balance at the end of the year
Allowance for sales returns:
Year ended June 30, 2011^	1	126	127	—
Year ended June 30, 2012^	—	16	16	—
Year ended June 30, 2013*	—	—	—	—

^	Information based on discontinuing operations.
*	Information based on current continuing operations.

Discounts

Discounts are generally calculated as deductions off the Company’s invoice price and as such do not require significant judgment in determining accrual amounts. Over the last three years, the discounts and estimate of claims were not considered material and are detailed below:

	Balance at beginning of the year	Charged to cost and expense	Actual Discounts	Balance at the end of the year
Allowance for sales discounts:
Year ended June 30, 2011^	77	490	497	70
Year ended June 30, 2012^	70	26	96	—
Year ended June 30, 2013*	—	—	—	—

^	Information based on discontinuing operations.
*	Information based on current continuing operations.

Inventory adjustments

Inventories are measured at the lower of cost or net realizable value. The Company reviewed the components of inventory on a regular basis for excess, obsolete and impaired inventory based on estimated future usage and sales. Following the sale of the consumer business in August 2011, the Company no longer owns any inventory.

For additional information on significant accounting policies refer to Item 18. “Financial Statements – Note 1 – Summary of Significant Accounting Policies”.

Discontinued operations

On November, 27 2012, the Company disposed of the operations of MEI Pharma, Inc. (‘MEI’) and its subsidiary MEI Pharma Pty Limited in which it held majority ownership, via an in-specie distribution to its shareholders. MEI held the intellectual property originally developed by Novogen in the field of isoflavonoid drugs. The net gain on disposal was A$5.0 million. This has been classified as a discontinued operation for the purpose of this report.

On August 1, 2011 Novogen completed the sale of its consumer products business to Pharm-a-Care Laboratories Pty Limited for a total sale price of A$9.5 million in cash, resulting in a net gain of A$8.0 million. This business has been classified as a discontinued operation for the purposes of this report.

Results of operations

The following table provides a summary of revenues and expenses to supplement the more detailed discussions below:

Statements of profit or loss and other comprehensive income

For the year ended 30 June 2013

	Consolidated
	2013 A$‘000	2012 A$‘000	2011 A$‘000	2013 US$‘000
Revenue from continuing operations	1,112	1,447	2,025	1,019

Other income	618	927	297	566

Expenses
Research and development expense	(256)	(844)	(132)	(235)
General and administrative expense	(2,850)	(3,001)	(7,511)	(2,612)
Finance costs	(132)	—	(18)	(121)

Loss before income tax expense from continuing operations	(1,508)	(1,471)	(5,339)	(1,383)

Income tax expense	—	—	—	—

Loss after income tax expense from continuing operations	(1,508)	(1,471)	(5,339)	(1,383)

Profit (loss) after income tax expense from discontinued operations	723	121	(4,140)	663

Loss after income tax expense for the year	(785)	(1,350)	(9,479)	(720)

Other comprehensive income

Items that may be reclassified subsequently to profit or loss

Net exchange difference on translation of financial statements of foreign controlled entities, net of tax	3,968	(278)	(690)	3,637

Other comprehensive income for the year, net of tax	3,968	(278)	(690)	3,637

Total comprehensive income for the year	3,183	(1,628)	(10,169)	2,917

Operating Results – Fiscal 2013 compared to Fiscal 2012

Revenue

Revenue of $1.1million in 2013 decreased by $0.3million and consisted primarily of deferred Royalty income from Archer Daniels Midlands. The decrease resulted from revenue recognised under the Royalty agreement ceasing in May 2013, and also from a decrease in interest income received.

Net loss

The operating loss attributable to Novogen shareholders for the financial year was $1.0 million, after allowing for profits attributable to non-controlling interests of A$0.2 million, compared to a profit of A$1.3 million for the previous year.

The net loss from continuing operations after income tax for the consolidated entity for the year ended June 30, 2013 increased by A$0.04 million to A$1.51 million from A$1.47 million for the previous year. Part of the increase was due the expensing of imputed interest on the convertible note of A$0.13 million.

Research and development expenses from continuing operations have decreased by A$0.6 million to A$0.3 million for the year ended June 30, 2013, which represents discontinuation of expenditure related to the previous operations.

General and administrative costs from continuing operations have decreased by A$0.2 million due to a number of factors including a change in board and management structure during the period.

The net profit after tax from discontinued operations was A$0.7 million for the year ended June 30, 2013 compared to A$0.1 million for the previous year ended June 30, 2012. The discontinued operations represent MEI and the Company’s consumer products business that were disposed of during the current and previous fiscal years.

The consumer products business was sold in August 2011 for A$9.5 million. Costs associated with the sale of this business include commission and legal fees of A$0.5 million and termination payments of A$1.0 million, resulting in a net gain from disposal of $A8.0 million.

The MEI business was divested in November 2012 via an in-specie distribution. The net gain was A$5.0 million after adjusting for the derecognition of the foreign currency reserve and impairment provisions.

Operating Results – Fiscal 2012 compared to Fiscal 2011

Revenue

The consolidated entity earned revenues from continuing operations for the year ended June 30, 2012 of A$1.5 million versus A$2.0 million in the previous corresponding period. The decrease relates to additional royalty revenue recognised in the prior period as a result of a renegotiation of the terms of the licence agreement, not repeated this period. The Company also experienced a decrease in the dividend income received from a small investment the Company held in Nox Technology, which was partially offset by an increase in interest earned due to higher cash balances held following the sale of the consumer products business.

The Company had been looking at strategic alternatives for its consumer products business. The consumer products business was not part of the Company’s longer term focus of therapeutic drug development. The Company commenced a planned process to dispose of this business and in April 2011 appointed a financial advisor to actively search for a buyer. This process concluded with the sale of the consumer products business in August 2011. This business was been classified as a discontinued operation for the purposes of this report.

With the disposal of MEI via an in specie distribution in fiscal year 2013, this has also been classified as a discontinued operation in the year ended June 30, 2013.

The consolidated entity earned revenue from discontinued operations for the year ended June 30, 2012 of A$1.2 million versus A$11.6 million for the year ended June 30, 2011.

Net profit

The operating profit attributable to Novogen shareholders for the financial year ended June 30, 2012, after allowing for losses attributable to non-controlling interests of A$2.7 million, increased by A$7.8 million to A$1.3 million from a loss of A$6.5 million for the financial year ended June 30, 2011.

The net loss from continuing operations after income tax for the consolidated entity for the year ended June 30, 2012 reduced by A$3.8 million to A$1.5 million from A$5.3 million for the previous year. The reduction in the consolidated entity’s net loss for the year ended June 30, 2012 was primarily due to reduced general and administrative expenses partly offset by increased research and development costs.

The net profit after tax from discontinued operations was A$0.1 million for the year ended June 30, 2012 compared to a loss of A$4.1 million for the previous year ended June 30, 2011. The discontinued operations represent the Company’s consumer products business which was sold in August 2011 for A$9.5 million. As a result, sales revenue represents only one months’ operations during the year ended June 30, 2012. Costs associated with the sale of the consumer business include commission and legal fees of A$0.5 million and termination payments of A$1.0 million. The discontinued operations also include MEI that was divested in the year ended June 30, 2013.

Liquidity and capital resources

Cash resources

At June 30, 2013, the consolidated entity had total funds of $2.7 million compared to $8.3 million as at June 30, 2012.

During fiscal 2013, the consolidated entity had net cash outflows from operating activities of A$8.8 million compared to cash outflows of A$7.3 million in fiscal 2012.

The consolidated entity invests its cash and cash equivalents in interest bearing facilities with various maturity dates. At the end of fiscal 2013, term deposits amounting to A$2.1 million had a weighted average interest rate of 3.21% and cash deposits at call of A$0.6 million had a weighted average interest rate of 0.25%.

The consolidated entity has a multi option facility with St George Bank Limited, an Australian commercial bank, of A$0.25 million, which was fully utilised to support the security deposit in place covering the bank guarantee required under the lease for the premises previously occupied in North Ryde. This lease was assigned in May, 2012 and the associated bank guarantee will be returned upon provision of satisfactory documentation required to be provided to the former landlord by the new lease assignee.

As of June 30, 2013, the consolidated entity did not hold derivative financial instruments in managing its foreign currency; however, the consolidated entity may from time to time enter into hedging arrangements where circumstances are deemed appropriate.

Although the Company believes it will have sufficient cash resources to fund operations of the next twelve months, its future will be dependent on:

•	convertible note holders extinguishing their liability due in December 2013 by providing an election to convert their debt into ordinary shares, rather than receiving cash settlement of A$1.5 million;

•	shareholders approving the Hudson Bay transaction, and the settlement in shares rather than cash; and

•	The ability of the consolidated entity to draw down funds from Hudson Bay to fund the operations of the consolidated entity over the following years.

The Company cannot assure you that it or its subsidiaries will be able to raise the funds necessary to complete the planned clinical trial programs, or find appropriate collaboration or licensing opportunities. For more information on future funding requirements of the subsidiaries please refer to the disclosure contained in the Risk Factors section of this report.

The Company has historically financed its operations primarily from equity capital.

On April 24, 2013, the Company raised A$2.4 million through the issue of 14,425,150 ordinary shares at a price of 16.5 cents per share.

On May 28, 2013 the Company raised $790,000 through the issue of 4,645,207 ordinary shares at a price of 17.0 cents.

There are no commitments for capital expenditure outstanding at the end of the financial year.

See Item 18. “Financial Statements – Note 24 to the Financial Statements” for disclosures about financial risk management including interest rate risk, foreign currency risk and liquidity risk.

Research and Development

Research and development policy

Expenditure during the research phase of a project is recognized as an expense when incurred. Development costs are capitalized only when technical feasibility studies identify that the project will deliver future economic benefits and these benefits can be measured reliably.

The Company spent A$2.5 million, A$5.4 million and A$3.9 million on research and development expenditure from both continuing and discontinued operations and during fiscal 2013, 2012 and 2011 respectively. All of these costs have been recognised as an expense in the statement of profit or loss and other comprehensive income in the respective periods.

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

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

Tabular Disclosure of Contractual Obligations

The following table sets forth the Company’s contractual obligations for the periods as at June 30, 2013

	2014 A$‘000	Thereafter A$‘000	Total A$‘000

Operating Leases^	62	122	184
Convertible Note*	1,416	—	1,416

	1,478	122	1,600

^	Operating lease commitments includes contracted amounts for leases of premises and plant and equipment under non-cancellable operating leases expiring within 3 years. On renewal, the terms of the leases are renegotiated. Leases for premises include an annual review for CPI increases.
*	Related to Triaxial Pharmaceuticals Pty Ltd acquisition. Repayment due dates subject to election and milestones. For further details on related party transactions refer to Item 7.

Item 6.	Directors, Senior Management and Employees

Directors

The names and details of the Company’s Directors at the date of this report are as follows:

Graham Kelly	Chairman (appointed 7 December 2012)
Robert Birch	Deputy Chairman (appointed 7 December 2012)
Andrew Heaton	Executive Director (appointed 7 December 2012)
Steven Coffey	Non-Executive Director (appointed 8 November 2012)
John O’Connor	Non-Executive Director (appointed 25 May 2012)

Former directors who served during the financial year ended 30 June 2013:

William Rueckert	Former Chairman (resigned 7 December 2012)
Peter White	Former Director (resigned 7 December 2012)
Ross Youngman	Former Director (resigned 8 November 2012)
Josiah Austin	Former Director (resigned 19 April 2013)

Directors were in office for the entire period unless otherwise stated.

Names, qualifications, experience and special responsibilities

Name:	Professor Graham Kelly
Title:	Executive Chairman, Chief Executive Officer
Qualifications:	B.SC (Hons), B.V.Sc (Hons), D. Phil
Experience and expertise:	Graham is the founder, Chief Executive Officer (‘CEO’) and Chairman Novogen Limited. He is also the founding Chairman of NASDAQ-listed MEI Pharma, Inc. (formerly Marshall Edwards Inc.). Both companies were built on the concept of benzopyran drug technology that emanated from his 25 years in medical cancer research and for which he held all relevant patents. Graham has overseen the design and implementation of thirty-three Phase I and II clinical trials, and a multi-national Phase III trial in conjunction with the US FDA. Graham has been awarded an Adjunct Professorship by the University of Sydney.
Other current directorships:	None
Former directorships (last 3 years):	Chairman of Triaxial Pharmaceuticals Pty Ltd
Special responsibilities:	None

Name:	Robert Birch
Title:	Non-Executive Director and Deputy Chairman
Experience and expertise:	Robert served for 23 years in the Royal Australian Navy in a career that included postings to the UK, Papua New Guinea and to the USA as a liaison officer with the US Navy. After leaving the navy he established a successful business that he has managed for over 20 years and which has given him valuable experience in financial controls and administration. Robert is a long-term Novogen shareholder and a founding investor in Triaxial Pharmaceuticals. He has taken a keen interest in both companies and in particular has consistently championed the rights of Novogen shareholders. Robert brings to the Board a valuable combination of skills embracing attention to detail and a strong sense of shareholder rights.
Other current directorships:	None
Former directorships (last 3 years):	None
Special responsibilities:	Chairman of the Remuneration Committee

Name:	Dr Andrew Heaton
Title:	Executive Director
Qualifications:	B.Sc. (Hons) Ph.D
Experience and expertise:	Andrew has extensive drug discovery background. He studied the complex interactions of signaling molecules associated with the mass spawning phenomena on the Great Barrier Reef. Following completion of his Ph.D studies Andrew completed post-doctoral research discovering molecules with unique biological activity from marine environment. The theme of discovery of biologically active natural products was continued in his tenured academic position investigating a variety of traditional bush medicines. Andrew first joined Novogen in 1998 as General Manager of the drug discovery program; progressing four compounds to clinical trials. Andrew was responsible for the design and execution of the Novogen drug discovery platform that gave rise to the lead compounds: ME-128, ME 196, ME-143 and ME-344, for which he is the principal inventor on a series of global patents. Andrew has extensive global experience in translating drug discovery strategies into New Chemical Entities (‘NCE’s’) in global clinical trials.
Other current directorships:	None
Former directorships
(last 3 years):	Director of Triaxial Pharmaceuticals Pty Ltd
Special responsibilities:	President and CEO of Novogen North America Inc.

Name:	Steven Coffey
Title:	Non-Executive Director, Acting Chief Financial Officer
Qualifications:	B. Comm., CA
Experience and expertise:	Steven is a chartered accountant, having spent his career in public practice since graduating from University of New South Wales in 1983. He has been a partner in the chartered accounting firm Watkins Coffey Martin since 1993. He is a registered company auditor and audits a number of large private companies as well as a number of not for profit entities. He has previously served on the board of an Australian listed public company. He is currently a board member of private family foundation.
Other current directorships:	None
Former directorships
(last 3 years):	None
Special responsibilities:	Chairman of the Audit Committee and member of the Remuneration Committee

Name:	John O’Connor
Title:	Non-Executive Director
Experience and expertise:	John has spent his working life in the financial industry. In this time he has worked both in funds management and as a stockbroker. He has worked in the UK, USA and in Australia. He has held management roles and been a partner in securities businesses. He served on the Board of Lonsec Securities, a Zurich Insurance owned business, for several years. He has been a consultant to several biotech businesses, including Novogen Limited and MEI Pharma, Inc. assisting with fundraising. He is currently on the Board of the Fragile X Association of Australia, a not-for-profit organisation.
Other current directorships:	None
Former directorships (last 3 years):	NuSep Holdings Limited (appointed 10 October 2011, resigned 19 February 2012)
Special responsibilities:	Member of the Audit Committee

Executive Officers’ profiles

Name:	David Brown
Title:	Chief Scientific Officer
Qualifications:	B. Sc. (Hons) Ph. D
Experience and expertise:	David was in charge of preclinical testing for Novogen’s oncology drugs between 2000 and 2010. In his new role, he will re-assume responsibility for Novogen’s preclinical development programs, including ovarian and brain cancer candidate CS-6.

Name:	Andrew Bursill
Title:	Joint Company Secretary
Qualifications:	B. Agr. Ec., Accountancy
Experience and expertise:	Andrew was appointed Company Secretary on 12 December 2012 replacing director Steven Coffey who was appointed on 8 November 2012 who replaced Ronald L Erratt. Andrew has been providing outsourced CFO and Company Secretarial services to listed and unlisted public companies since 1998.

Name:	Lionel Mateo
Title:	Joint Company Secretary
Qualifications:	M. Law
Experience and expertise:	Lionel was appointed Joint Company Secretary on 30 October 2013 and will provide secretarial services to the Company together with the current office holder.

Directors’ interests in the shares and options of the company:

	Ordinary shares fully paid		Options
		No. outstanding	Exercise price ($)	Expiry date

Current Directors
G Kelly	3,915,204	—	—	—
R Birch	1,622,122	—	—	—
A Heaton	7,600,400	—	—	—
S Coffey	89,236	—	—	—
J O’Connor	278,551	45,644	0.5256	6 May 2014

Compensation

A. Principles used to determine the nature and amount of remuneration

Remuneration philosophy

Remuneration for directors and senior executives is based on the overall objective of attracting and retaining people of high quality who will make a worthwhile contribution to the Company. While reference to remuneration levels of other companies of similar size, market capitalisation and standing is taken into consideration, the current Board and its Remuneration Committee believe that at this stage of the Company’s development, the financial capacity of the Company is of overriding importance in determining remunerations.

The current Board and its Remuneration Committee is of the view that its limited funds are best directed at the Company’s research and development (‘R&D’) efforts, while still providing a reasonable level of remuneration to its executives and directors.

Directors’ fees

The Constitution of the Company and the ASX listing rules specify that the aggregate remuneration of Non-Executive Directors shall be determined from time to time by General Meeting. The last determination for the Company was at the Annual General Meeting held on 28 October 2005 when the shareholders approved an aggregate remuneration of $560,000.

Non-Executive Directors’ fees are reviewed periodically by the Board and in due course are expected to be brought into line with those of companies of comparable market capitalization and stage of development. However, reflecting the Company’s current decision to focus its limited cash position on its core business activities, the Remuneration Committee has made the decision to not increase directors’ fees over that of the previous year. Also, no additional fees are to be paid for each Board committee on which a director sits.

Executive directors and other key management personnel remuneration

The Remuneration Committee in consultation with the Executive Directors and other Senior Executives have agreed on the current levels of remuneration that are based on salary alone. The practice in the period up to 6 December 2012 of structuring total cost employment packages for Executives involving tailoring the package to individual needs, as well as receiving cash bonuses, has been discontinued by the current Board. As with directors’ fees, a review of Executive remuneration will be made only when the Company’s cash position is appropriate.

Consolidated entity performance and link to remuneration

Remuneration is not directly linked to the performance of the Company.

Employee share option plan

The Company established an Employee Share Option Plan that was approved by shareholders in October 2007. The Employee Share Option Plan provides for the issue of options to eligible employees being an employee or director of the consolidated entity. The number and timing of options issued under the terms of the Employee Share Option Plan is entirely at the discretion of the Board.

Each option issued under the Employee Share Option Plan entitles its holder to acquire one fully paid ordinary share and is exercisable at a price generally equal to the weighted average price of such shares at the close of trading on the Australian Securities Exchange for the five days prior to the date of issue. Options generally vest equally over a four-year period from the date of grant and expire five years after grant date. No performance conditions apply to the options granted, however, the unvested option lapses if the employee ceases to be an employee during the vesting period. Options are not transferable and cannot be settled by the Company in cash. The Employee Share Option Plan provides that in the event of a change of control of the Company or in the event that the Company is taken over, outstanding options become exercisable regardless of vesting status.

No options have been issued to any employee since the new Board assumed control on 7 December 2012.

The Remuneration Committee, as a cost-saving measure, currently is investigating a hybrid scheme in which shares and/or options could be issued in lieu of salary or as a reward for performance. Any change to the Employee Share Option Plan will need to be approved by shareholders.

Use of remuneration consultants

The consolidated entity did not engage remuneration consultants during the financial year.

B. Details of remuneration

Details of the remuneration of the directors and other key management personal of the consolidated entity comprising Novogen Limited and MEI Pharma, Inc. are set out in the following tables.

For the period 1 July 2012 until 5 December 2012, the key management personnel of the consolidated entity were:

Directors (Novogen)

W Rueckert	Chairman (Non-Executive)
J Austin	Director (Non-Executive)
P White	Director (Non-Executive) resigned 8 November 2012
R Youngman	Director (Non-Executive)
S Coffey	Director (Non-Executive) appointed 8 Nov 2012
J O’Connor	Director (Non-Executive)

Directors (MEI Pharma)

L Cann	Chairman (Non-Executive)
C White	Director (Non-Executive)
W Rueckert	Director (Non-Executive)
B Williams	Director (Non-Executive)
C Baltic	Director (Non-Executive)
T Reynolds	Director (Non-Executive)
N Glover	Director (Non-Executive)

Other key management personnel

D Gold	President and CEO, MEI Pharma, Inc.
T Zech	CFO, MEI Pharma, Inc.
M Hinze	CFO, Novogen Limited

The remuneration for the directors and key management personnel for Novogen Limited for the period 1 July 2012 to 5 December 2012 is as follows:

July 2012 to December 2012			Short Term Benefits		Post-Employment		Long term benefits	Termination Payments	Share based Payments	Total
Novogen		Salaries & Fees	Cash Bonus*	Non- monetary	Super	Salary sacrifice	Long Service		Options
		$	$	$	$		$	$	$	$
Management
M Hinze	CFO	72,544	75,000	—	22,274	—	225,144	66,058	—	461,020

Directors
W Rueckert	Chairman	33,097	75,000	89,660	—	—	—	—	—	197,757
J Austin	Director	23,200	45,000	30,000	—	—	—	—	—	98,200
P White	Director	20,903	45,000	30,000	—	—	—	—	—	95,903
R Youngman	Director	9,330	55,000	—	5,790	—	—	—	—	70,120
S Coffey	Director	5,010	6,000	—	991	—	—	—	—	12,001
J O’Connor	Director	18,371	17,500	—	3,229	—	—	—	—	39,100
	Totals	182,455	318,500	149,660	32,284	—	225,144	66,058	—	974,101

*	The cash bonus relates to previous years’ earnings, paid in the current financial year.

The remuneration for the directors and key management personnel for MEI Pharma, Inc. for the period 1 July 2012 to 5 December 2012 is as follows:

July 2012 to December 2012			Short Term Benefits		Post-Employment		Long term benefits	Termination Payments	Share based Payments	Total
MEI Pharma		Salaries & Fees	Cash Bonus	Non- monetary	Super	Salary sacrifice	Long Service		Options
		$	$	$	$		$	$	$	$
Executives
D Gold	CEO - MEI	186,788	169,311	8,596	—	—	7,292	—	408,846	780,834
T Zech	CFO MEI	110,228	48,100	9,579	—	—	9,146	—	29,581	206,634

Directors
L Cann	Chairman	15,873	—	—	—	—	—	—	—	15,873
C White	Director	15,873	—	—	—	—	—	—	—	15,873
W Rueckert	Director	15,873	—	—	—	—	—	—	—	15,873
B Williams	Director	21,164	—	—	—	—	—	—	—	21,164
C Baltic	Director	15,873	—	—	—	—	—	—	—	15,873
T Reynolds	Director	—	—	—	—	—	—	—	—	—
N Glover	Director	—	—	—	—	—	—	—	—	—
	Totals	381,672	217,411	18,175	—	—	16,438	—	438,428	1,072,123

*	The cash bonus relates to previous years’ earnings, paid in the current financial year.

For the period 6 December 2012 until 30 June 2013, the key management personnel of the consolidated entity were:

Directors (Novogen)

G Kelly	Chairman (Executive)
R Birch	Deputy Chairman (Non-Executive)
A Heaton	Director (Executive)
J Austin	Director (Non-Executive) resigned 19 April 2013
S Coffey	Director (Non-Executive)
J O’Connor	Director (Non-Executive)

Other key management personnel

D Brown	Chief Scientific Officer

December 2012 to June 2013			Short Term Benefits		Post-Employment		Long term benefits	Termination Payments	Share based Payments	Total
Novogen		Salaries & Fees	Cash Bonus	Non- monetary	Super	Salary sacrifice	Long Service		Options
		$	$	$	$	$	$	$	$	$
Executives
G Kelly	Group CEO	118,065	—	—	9,449	15,551	—	—	—	143,065
A Heaton	CEO, USA	103,492	—	—	8,689	4,724	—	—	—	116,905
D Brown	CSO	31,304	—	—	2,817	—	—	—	—	34,121

Directors
R Birch	Dep. Chair	24,514	—	—	2,206	—	—	—	—	26,720
J Austin	Director	—	—	—	—	—	—	—	—	—
S Coffey	Director	13,924	—	—	2,206	10,800	—	—	—	26,930
J O’Connor	Director	27,456	—	—	2,471	—	—	—	—	29,927
	Totals	318,755	—	—	27,838	31,075	—	—	—	377,668

C. Employment agreements

It is the Remuneration Committee policy that employment contracts are entered into with each of the executives who are considered to be key management personnel. Under the terms of the contracts, remuneration is reviewed at least annually (or more often at the discretion of the Remuneration Committee). The employment contracts can be terminated by either party by giving 6 months’ notice in accordance with the terms of their contract or in the case of the Company by making a payment in lieu of 6 months’ notice to the employee. In the event of the Company terminating without cause, under the terms of the contract the amount payable on termination is equal to 6 months remuneration, in addition to any amount payable in lieu of notice. The company may terminate the contracts at any time without cause if serious misconduct has occurred. In the event that employment is terminated for cause, no severance pay or other benefits are payable by the Company.

Remuneration in current employment contracts is salary only, with no additional benefits including cash bonuses or share options.

Further detail on the share options are provided in Note 33 to the financial statements.

D. Employee share option plan

The Company established an Employee Share Option Plan which was approved by shareholders in October, 2007. The Plan provides for the issue of options to eligible employees being an employee or director of the Company or related company. The number and timing of options issued under the terms of the Employee Share Option Plan are entirely at the discretion of the Board.

Each option issued under the Employee Share Option Plan entitles its holder to acquire one fully paid ordinary share and is exercisable at a price generally equal to the weighted average price of such shares at the close of trading on the Australian Securities Exchange for the five days prior to the date of issue. Options generally vest equally over a four year period from the date of grant and expire five years after grant date. No performance conditions apply to the options granted, however, the unvested option lapses if the employee ceases to be an employee during the vesting period. Options are not transferable and cannot be settled by the Company for cash. The Employee Share Option Plan provides that in the event of a change of control of the Company or in the event that the Company is taken over, outstanding options become exercisable regardless of vesting status.

Remuneration options: granted and vested during the year

During year ended 30 June 2013, no options were granted by Novogen Limited under the Employee Share Option Plan.

There were no alterations to the terms and conditions of options granted as remuneration since their grant date.

There is no Board policy in relation to staff members limiting their exposure to risk as options vest subject to service criteria, not performance criteria.

The following table sets out options issued by MEI to Directors and key management personnel during the Period to disposal date (27 November 2011):

US$	Grant date	Exercise price (US$)	Granted Number	(US$)	Fair Value/ Option	Fair Value
Executive Officers
D. Gold	7/08/2012	$2.76	16,666	1.90	$2.46	$40,998
D. Gold(Immediately vested)	16/11/2012	$8.52	33,333		$7.68	$255,997
D. Gold-Performance based(vested 12/8/12)	16/11/2012	$8.52	16,667	1.90	$7.68	$128,003

Total			66,666			$424,998

T. Zech	7/08/2012	$2.76	12,500		$2.46	$30,750

Under the terms of the options issued by MEI, 25% will vest one year from grant date and, thereafter, the remaining 75% of options will vest in equal monthly installments over the following thirty-six (36) months. The options do not have any performance conditions. There were no options forfeited and all options granted are available for future years.

Remuneration options: expired during the year

During year ended 30 June 2013, the following options granted by Novogen Limited under the Employee Share Option Plan lapsed because the directors ceased to be employed by the Company.

Previous directors

	No. options	Exercise price	Expiry date
W Rueckert	375,000	0.2979	26 Jan 2015
P White	375,000	0.2979	26 Jan 2015
R Youngman	375,000	0.2979	26 Jan 2015

Further detail on the remuneration, shares and options held by directors and key management personnel are provided in See Item 18. “Financial Statements – Note 25 to the Financial Statements”.

Pension benefits

The Company has paid A$64,000 during fiscal 2013 for employee superannuation benefits and pension benefits. This excludes discontinued operations.

Board functions

The role of the Board is as follows:

•

Representing and serving the interests of shareholders by overseeing and appraising the strategies, policies and performance of the Company. This includes overviewing the financial and human resources the Company has in place to meet its objectives and the review of management performance;

•

Protecting and optimising Company performance and building sustainable value for shareholders in accordance with any duties and obligations imposed on the Board by law and the Company’s constitution and within a framework of prudent and effective controls that enable risk to be assessed and managed;

•

Responsible for the overall Corporate Governance of Novogen Limited and its controlled entities, including monitoring the strategic direction of the Company and those entities, formulating goals for management and monitoring the achievement of those goals;

•	Setting, reviewing and ensuring compliance with the Company’s values (including the establishment and observance of high ethical standards); and

•	Ensuring shareholders are kept informed of the Company’s performance and major developments affecting its state of affairs.

Responsibilities/functions of the Board include:

•	selecting, appointing and evaluating from time to time the performance of, determining the remuneration of, and planning for the successor of, the CEO;

•

reviewing procedures in place for appointment of senior management and monitoring of its performance, and for succession planning. This includes ratifying the appointment and the removal of the Chief Financial Officer and the Company Secretary;

•	overseeing the Company, including its control and accountability systems;

•	input into and final approval of management development of corporate strategy, including setting performance objectives and approving operating budgets;

•

reviewing and guiding systems of risk management and internal control and ethical and legal compliance. This includes reviewing procedures in place to identify the main risks associated with the Company’s businesses and the implementation of appropriate systems to manage these risks;

•	overseeing and monitoring compliance with the Code of Conduct and Diversity Policy;

•	monitoring corporate performance and implementation of strategy and policy;

•	approving major capital expenditure, acquisitions and divestitures, and monitoring capital management;

•	monitoring and reviewing management processes in place aimed at ensuring the integrity of financial and other reporting;

•	monitoring and reviewing policies and processes in place relating to occupational health and safety, compliance with laws, and the maintenance of high ethical standards; and

•	performing such other functions as are prescribed by law or are assigned to the Board.

In carrying out its responsibilities and functions, the Board may delegate any of its powers to a Board committee, a director, employee or other person subject to ultimate responsibility of the directors under the Corporations Act 2001.

Matters which are specifically reserved for the Board or its committees include the following:

•	appointment of a Chair;

•	appointment and removal of the CEO;

•	appointment of directors to fill a vacancy or as additional directors;

•	establishment of Board committees, their membership and delegated authorities;

•	approval of dividends;

•	development and review of corporate governance principles and policies;

•	approval of major capital expenditure, acquisitions and divestitures in excess of authority levels delegated to management;

•	calling of meetings of shareholders; and

•	any other specific matters nominated by the Board from time to time.

Structure of the Board

The Company’s constitution governs the regulation of meetings and proceedings of the Board. The Board determines its size and composition, subject to the terms of the constitution. The Board does not believe that it should establish a limit on tenure other than stipulated in the Company constitution (refer to ‘Term of Directors’ below).

While tenure limits can help to ensure that there are fresh ideas and viewpoints available to the Board, they hold the disadvantage of losing the contribution of directors who have been able to develop, over a period of time, increasing insight in the Company and its operation and, therefore, an increasing contribution to the Board as a whole. It is intended that the Board should comprise a majority of independent non-executive directors and comprise directors with a broad range of skills, expertise and experience from a diverse range of backgrounds, including compliance with the Diversity Policy. The Board regularly reviews the independence of each director in light of the interests disclosed to the Board. Due to the current size of the Company, it is not practical for the chair to be an independent non-executive director.

The Board only considers directors to be independent where they are independent of management and free of any business or other relationship that could materially interfere with, or could reasonably be perceived to interfere with, the exercise of their unfettered and independent judgment. The Board has adopted a definition of independence based on that set out in Principle 2 of the ASX Corporate Governance Principles and Recommendations (2nd edition). The Board will review the independence of each director in light of interests disclosed to the Board from time to time. In accordance with the definition of independence above, and the materiality thresholds set, the following directors of Novogen Limited are considered to be independent:

Name	Position
Robert Birch	Non-Executive Director
John O’Connor	Non-Executive Director

There are procedures in place, agreed by the Board, to enable directors in furtherance of their duties to seek independent professional advice at the Company’s expense.

The appointment date of each director in office at the date of this report is as follows:

Name	Position	Year First Appointed	Current Term Expires
Prof Graham E Kelly	Chief Executive Officer, Chairman	2012	November 2014
Robert Birch	Director, Deputy Chairman	2012	November 2013
Dr Andrew Heaton	Executive Director	2012	November 2013
Steven Coffey	Non-Executive Director, Acting Chief Financial Officer	2012	November 2013
John O’Connor	Non-Executive Director	2012	November 2014

Former Directors who served during the fiscal year 2013:
W.D. Rueckert	Chairman	2009	Resigned 7 December 2012
J.T. Austin	Director	2010	Resigned 19 April 2013
P.R. White	Director	2010	Resigned 7 December 2012
R. Youngman	Director	2010	Resigned 7 December 2012

Further details on each director can be found in “Names, qualifications, experience and special responsibilities” above.

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

Board of Directors

The Board of Directors of Novogen Limited is elected by and accountable to shareholders. The Board monitors and directs the business and is responsible for the corporate governance of the Company. The Board is comprised of 5 directors 3 of whom are non-Executive Directors.

Committees

The Board has established an Audit Committee and a Remuneration Committee.

Audit Committee

The Board has established an Audit Committee which operates under a Charter approved by the Board. It is the Board’s responsibility to ensure that an effective internal control framework exists within the entity. This includes internal controls to deal with both the effectiveness and efficiency of significant business processes, the safeguarding of assets, the maintenance of proper accounting records, and the reliability of financial information as well as non-financial considerations such as the benchmarking of operational key performance indicators. The Board has delegated responsibility for establishing and maintaining a framework of internal control and ethical standards to the Audit Committee.

The Committee also provides the Board with additional assurance regarding the reliability of financial information for inclusion in the financial reports.

The members of the Audit Committee during the year were:

•	Steven Coffey – (Non-Executive Director, Acting CFO, Committee Chairman) who is a Chartered Accountant; and

•	John O’Connor (Non-Executive Director) who has a long history at senior levels in Finance and Securities businesses.

Whilst operating as a combined Committee, the Audit Committee provide the Board with additional assurance regarding the reliability of financial information for inclusion in the financial reports.

Performance

The performance of the Board and key executives is reviewed regularly using both measurable and qualitative indicators.

On an annual basis, directors will provide written feedback in relation to the performance of the Board and its Committees against a set of agreed criteria:

•	Each Committee of the Board will also be required to provide feedback in terms of a review of its own performance.

•

Feedback will be collected by the chair of the Board, or an external facilitator, and discussed by the Board, with consideration being given as to whether any steps should be taken to improve performance of the Board or its Committees.

•	The Chief Executive Officer will also provide feedback from senior management in connection with any issues that may be relevant in the context of Board performance review.

•	Where appropriate to facilitate the review process, assistance may be obtained from third party advisers.

Remuneration

It is the Company’s objective to provide maximum shareholder benefit from the retention of a high quality Board and executive team by remunerating directors and key executives fairly and appropriately with reference to relevant employment market conditions. To assist in achieving this objective, the Board, in assuming the responsibilities of assessing remuneration to employees, links the nature and amount of executive directors’ and officers’ remuneration to the Company and consolidated entity’s financial and operational performance. The expected outcomes of the remuneration structure are:

•	retention and motivation of key executives;

•	attraction of high quality management to the Company and consolidated entity; and

•	performance incentives that allow executives to share in the success of Novogen Limited.

For a more comprehensive explanation of the Company’s and consolidated entity’s remuneration framework and the remuneration received by directors and key executives in the current period, please refer to the remuneration report.

There is no scheme to provide retirement benefits to executive or non-executive directors, except for the Government Superannuation Guarantee.

The Remuneration Committee is responsible for determining and reviewing compensation arrangements for the directors themselves and the Chief Executive Officer and executive team.

Employees

The consolidated entity employed 5 people at June 30, 2013, 13 people at June 30, 2012, and 21 people at June 30, 2011 as follows:

Category of Activity	Number of People
	2013	2012	2011

Research and development	3	4	3
Production	0	0	1
Sales and marketing	0	0	7
Finance and administration	2	9	10

Total	5	13	21

Geographic Location	Number of People
	2013	2012	2011

Australasia	5	3	10
North America	0	10	10
Europe	0	0	1

Total	5	13	21

Exemptions from Certain Corporate Governance Rules of the Nasdaq Stock Market, LLC

Exemptions from the corporate governance standards of the Nasdaq Stock Market, LLC (‘Nasdaq’) are available to foreign private issuers such as Novogen when those standards are contrary to a law, rule or regulation of any public authority exercising jurisdiction over such issuer or contrary to generally accepted business practices in the issuer’s country of domicile. In connection with Novogen’s National Market Listing Application, Nasdaq granted Novogen exemptions from certain corporate governance standards that were contrary to the laws, rules, regulations or generally accepted business practices of Australia. These exemptions and the practices followed by Novogen are described below:

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

Item 7.	Major Shareholders and Related Party Transactions

Major Shareholders

Major shareholders in the company are set out below:

	Ordinary shares
	Number held	% of total shares issued

Massachusetts Mutual Life Insurance Company Group and certain of its subsidiaries	9,867,292	6.91
Dr Andrew Heaton	7,600,400	5.77

The major shareholders do not have voting rights that differ from those other shareholders of the Company.

At October 28, 2013 there were 2,066,130 of the Company’s ADRs outstanding, representing 51,653,250 Ordinary Shares (or 35.7% of the then outstanding Ordinary Shares). At October 28, 2013 there were 29 registered holders of the Company’s ADRs.

Previous significant shareholders, in the last three years, include:

Josiah T. Austin and El Coronado Holdings, LLC (beneficially owned by Mr. Austin) – held 20,288,053 Ordinary Shares (representing 19.5% of the outstanding Ordinary Shares at September 28, 2012).

Massachusetts Mutual Life Insurance Company Group held 9,867,292 Ordinary Shares (representing 6.91% of the Ordinary Shares at August 27, 2013)

Dr Andrew Heaton held 7,600,400 Ordinary Shares (representing 5.77% of the Ordinary Shares at October 28, 2013)

Related Party Transactions

The following transactions occurred with related parties during the year ended June 30, 2013:

2013
A$’000

Sale of goods and services:
Sale of goods to Glycotex, Inc. an associated company through William Rueckert a former director	462

Payment for other expenses:
Accounting fees paid to Watkins Coffey Martin, a company in which Steven Coffey is a director	45
Administration fees paid to Prue Kelly, the partner of Graham Kelly, a director	7
Fees to Spark Capital, a firm in which former director Peter Scutt was a corporate advisor.	—

Other transactions:

Glycotex Inc. previously held the Company’s glucan technology intellectual property for the treatment of trophic ulcers. That intellectual property was sold on 27 July 2012 for total cash proceeds of $150,000 to a private US-based company, which is associated with the former chairman and director William Rueckert.

On December 5, 2012, the Company acquired the shares in Triaxial Pharmaceuticals Pty Ltd, which included its shareholders Graham Kelly, Andrew Heaton and Robert Birch, who became directors of Novogen Limited as a result of this transaction. Details of the acquisition are as follows:

Fair value
A$‘000

Cash and cash equivalents	32
Trade receivables	1
Plant and equipment	2
Patents and intellectual property	2,851

Net assets acquired	2,886
Goodwill	—

Acquisition-date fair value of the total consideration transferred	2,886

Representing:
Novogen Limited shares issued to vendor	1,386
Convertible note issued	1,500

2,886

The convertible note has a principal value of A$1,500,000 and debt is repayable one year after the completion date (5 December 2012) of the agreement. The convertible note is repayable on 5 December 2013 unless the parties to the convertible note complete an election before repayment date, to convert their debt into ordinary shares in accordance with the conversion outlined below. The convertible note may be exercised at the holders discretion as follows:

On completion of Phase 1a clinical trials	A$400,000 converted into 16,000,000 ordinary shares in the Company

On receipt of Investigational New Drug approval from the US Food and Drug Administration	A$500,000 converted into 20,000,000 ordinary shares in the Company

On completion of Phase II clinical trials	A$600,000 converted into 24,000,000 ordinary shares in the Company

Item 8.	Financial Information

Consolidated financial statements are included in Item 18. “Financial Statements” on pages 61 through 107.

Export sales

Due to the disposal of MEI in November 2012 and sale of the consumer products business in August 2011, both classified as discontinued operations, there were no sales in 2013 and fiscal 2012 only represents one months’ sales during which there were no significant export sales. The details of sales by geographic region are contained in Item 4. “Information on the Company”.

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

Although the Company assigned its liability for the property lease at 140 Wicks Road, North Ryde NSW 2113, in June 2012, it remains as the original lessee and should the assignee default on the lease, a potential liability may exist. Offsetting this contingent liability the company holds a letter of personal guarantee from the director of the assignee company, which guarantees the obligations of the assignee company contained or implied in the original lease.

The Company is continuing to prosecute its Intellectual Property (‘IP’) rights and in June 2007 announced that the Vienna Commercial Court had upheld a provisional injunction against an Austrian company, APOtrend. The consolidated entity has provided a guarantee to the value of €250,000 (A$325,000) with the court to confirm its commitment to the ongoing enforcement process.

Dividends

The Directors of Novogen Limited do not recommend the payment of a dividend at year end.

On November 27, 2012, a dividend of A$24,775,000 was paid via an in-specie distribution of shares in MEI Pharma, Inc. representing 23.87 cents per ordinary share.

There were no dividends paid, recommended or declared during the previous two financial years. Any dividends declared in the future will be paid in Australian dollars.

Events after the reporting date

On July 4, 2013, the Company announced that it had entered into a funding arrangement with a sophisticated US-based institutional investor providing it with up to A$5,000,000 of working capital over 3 years. Under the Agreement, the investor will invest up to a maximum of A$5,000,000 in the Company by purchasing up to 5 interest-free convertible securities with a minimum period of 120 days between tranches. The price of each security will be a minimum of A$165,000 and a maximum of A$1,000,000, by mutual consent. The Investor also will receive 4,000,000 options that will expire at the end of three years and have an option exercise price of 130% of the average daily volume-weighted average price (‘VWAP’) per share for the 20 consecutive trading days immediately prior to 3 July 2013. Usual adjustments for reconstructions will apply.

The conversion price for the convertible securities will be, at the Investor’s discretion, either 90% of the average of 3 daily VWAP per share, as selected by the Investor, during the 20 consecutive trading days immediately prior to the relevant Conversion Notice Day, or a limited number at 130% of the average of the daily VWAP per share for the 20 consecutive trading days immediately prior to execution of the Agreement.

The first investment of A$1,000,000 was called on immediately by way of a converted security with a face value of A$1,100,000.

On October 9, 2013 the Company announced it has acquired a novel drug technology from Genscreen that will be developed as a potentially major class of cancer drugs known as anti-tropomyosins (anti-Tms). Anti-Tm drugs will join the Company’s growing pipeline of super-benzopyran drugs, including Trilexium and related analogs.

On October 21, 2013 the Company announced it issued a second convertible security under the agreement of the 4 July 2013. The $1,000,000 in funds raised will be applied to develop Novogen’s second and recently acquired drug technology platform known as “anti-tropomyosins”.

No other matter or circumstance has arisen since 30 June 2013 that has significantly affected, or may significantly affect the Company’s operations, the results of those operations, or the Company’s state of affairs in future financial years.

Item 9.	The Offer and Listing

Trading markets

Novogen’s principal listing exchange and the exchange upon which its Ordinary Shares are quoted is the Australian Securities Exchange (‘ASX’). The trading symbol on ASX is ‘NRT’.

American Depositary Receipts

Novogen’s Ordinary Shares trade in the U.S. in the form of ADRs on the Nasdaq Capital Market. Each ADR represents tweny-five Ordinary Shares of Novogen. The trading symbol on the Nasdaq Capital Market is ‘NVGN’. Novogen has entered into a Deposit Agreement with the Bank of New York under which the Bank of New York, acting as depositary, issues the ADRs.

The following table sets forth, for the calendar periods indicated, the high and low market quotations for Novogen’s Ordinary Shares, as quoted on the ASX, and Novogen’s ADRs, as quoted on the Nasdaq Capital Market.

Novogen Limited share price history

Period	Per ordinary share (A$)		Per ADR (US$)*
	High	Low	High	Low

Year ended

June 2009	1.70	0.37	37.25	6.15
June 2010	0.89	0.17	26.20	2.85
June 2011	0.46	0.10	14.85	2.05
June 2012	0.25	0.08	8.25	1.95
June 2013	0.47	0.06	10.49	0.76

Quarter ended

December 2011	0.14	0.09	3.60	2.00
March 2012	0.10	0.09	3.00	2.03
June 2012	0.12	0.08	2.55	1.95

September 2012	0.10	0.07	2.44	1.81
December 2012	0.20	0.06	6.14	0.76
March 2013	0.47	0.07	10.49	1.75
June 2013	0.37	0.16	6.92	3.57

September 2013	0.21	0.16	5.18	3.50

Month ended

April 2013	0.37	0.17	6.92	4.25
May 2013	0.18	0.16	4.77	3.57
June 2013	0.23	0.16	5.50	3.66
July 2013	0.21	0.17	5.10	3.72
August 2013	0.19	0.16	5.18	3.50
September 2013	0.19	0.16	4.15	3.63

*	Note the Company effected a change to the ADR ratio on January 3, 2012. The ratio changed from each ADR representing 5 ordinary shares to now representing 25 ordinary shares. All of the ADR prices presented above have been adjusted to be comparative to the current ratio.

Item 10.	Additional Information

Constitution

The Company’s Constitution is incorporated by reference to the Registration Statement on Form 20-F filed with the SEC on December 24, 1998 (File No. 0-29962).

Material Contracts

See Item 4. “Information on the Company” for any material contracts.

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

Under Australian law, foreign persons are prohibited from acquiring more than a limited percentage of the interests in an Australian company without approval from the Australian Treasurer or in certain other limited circumstances. These limitations are set forth in the Australian Foreign Acquisitions and Takeovers Act 1975 (the ‘Foreign Takeovers Act’).

Under the Foreign Takeovers Act, as currently in effect, any foreign person, together with associates, is prohibited from acquiring, without prior approval from the Australian Treasurer, 15% or more of the voting power (including potential voting power) or issued shares (including rights to issued shares) (‘Substantial interest’) of an entity such as Novogen, whose total share value or gross assets (whichever is higher) exceed A$231 million. If the person is a U.S. investor, the A$231 million threshold applies only for investments in prescribed sensitive sectors, otherwise a threshold of A$1,004 million rather than A$231 million applies. All direct investment by foreign governments and their related entities regardless of the value of the investment, including proposals to establish new businesses, must be notified to the Australian Treasurer. Where an acquisition is made in breach of these requirements, the Australian Treasurer may make an order requiring the acquirer to dispose of its Substantial Interest within a specified period of time. In addition, if a foreign person acquires a Substantial Interest in Novogen in circumstances where the above thresholds would be exceeded and as a result the total holdings of all foreign persons and their associates exceeds 40% in aggregate without the approval of the Australian Treasurer, then the Australian Treasurer may make an order requiring the acquirer to dispose of its Substantial Interest within a specified period of time. The same rule applies if the total holdings of all foreign persons and their associates already exceeds 40% and a foreign person (or its associate) acquires any further interests, including in the course of trading in the secondary market of the ADRs.

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

This taxation discussion is intended only as a descriptive summary and does not purport to be a complete technical analysis or listing of all potential tax effects to U.S. Holders, and does not address the Australian taxes applicable to special classes of U.S. Holders. Except as otherwise noted, the statements of Australian tax laws set out below are based on the laws as of the date of this Annual Report, including the bilateral taxation convention between Australia and the U.S. (the ‘Treaty’) and are subject to any changes in law occurring after that date.

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

Non-residents of Australia who are securities dealers or in whose hands a profit on disposal of ADRs or shares is regarded as ordinary income and not as a capital gain (such shares and ADRs are referred to as ‘revenue assets’) will be subject to Australian income tax on Australian source profits arising on the disposal of the ADRs or shares, without indexation or discount, unless such profits are exempt from Australian tax under the Treaty. Under the Business Profits Article of the Treaty, the profits of a person that is a resident of the U.S. for the purposes of the Treaty (which may not include all U.S. Holders) will not be subject to tax in Australia unless the profits are attributable to the carrying on of a business by that person through a permanent establishment of that person in Australia. Prospective investors should consult their own tax advisers as to whether the shares or ADRs are revenue assets as such a conclusion depends on the particular facts and circumstances of the individual investor concerned.

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

Item 11.	Quantitative and Qualitative Disclosures about Market Risk

Interest rate risk

The Company’s exposure to market interest rates relate primarily to the investments of cash balances.

The Company has cash reserves held primarily in Australian dollars and places funds on deposit with financial institutions for periods generally not exceeding three months.

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

For additional disclosure regarding interest rate risk see Item 18. “Financial Statements – Note 24 to the financial statements”.

Foreign currency risk

The Company operates internationally and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the U.S. dollar (‘USD’). Foreign exchange risk arises from future transactions and recognised assets and liabilities denominated in a currency that is not the entity’s functional currency and net investments in foreign operations.

As of June 30, 2013, the Company did not hold derivative financial instruments in managing its foreign currency, however, the Company may from time to time enter into hedging arrangements where circumstances are deemed appropriate. Foreign subsidiaries with a functional currency of Australian Dollar (‘AUD’) have exposure to the local currency of these subsidiaries and any other currency these subsidiaries trade in. The functional currency of MEI and Glycotex is USD and these subsidiaries have exposure to AUD and any other currency these subsidiaries trade in.

As of June 30, 2013 the Company was not exposed to significant foreign currency risk.

For additional disclosure regarding market risk see Item 18. “Financial Statements – Note 24 to the financial statements”.

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

(a) Disclosure controls and procedures

At the end of the period covered by this Annual Report, the Company’s management, with the participation of the Principal Executive Officer and Acting Chief Financial Officer, evaluated the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act). Based on that evaluation, the Company’s Principal Executive Officer and Acting Chief Financial Officer have concluded that the Company’s disclosure controls and procedures are effective as of June 30, 2013.

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as of June 30, 2013 based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework. Management continue to use the 1992 framework for its assessment and will transition to the 2013 framework in due course. Based on this assessment, management concluded that the Company’s internal control over financial reporting is effective as of June 30, 2013.

(c) Changes in internal controls

During the fiscal year ended June 30, 2013, there were changes to management and board composition, a major acquistion and discontinuation of certain previous operations. These changes have not materially affected or are not reasonably likely to materially affect the Company’s internal control over financial reporting.

Item 16.	[Reserved]

Item 16A.	Audit Committee Financial Expert

The Board of Directors has determined that Mr. Steven Coffey, qualifies as an “audit committee financial expert” as that term is defined in Item 16A of Form 20-F. Mr. Coffey meets the independence requirements of the Nasdaq Capital Market and SEC’s rules and regulations.

Item 16B.	Code of Ethics

The Company has adopted a Code of Conduct. The Code establishes a clear set of values that emphasise a culture encompassing strong corporate governance, sound business practices and good ethical conduct. The Code confirms the Company’s belief in treating all individuals with respect and recognises that different skills and diversity are essential to enrich the company’s perspective, improve corporate performance, increase shareholder value and maximise the achievement and goals of the company. The Code of Conduct is available on the company’s website www.novogen.com.

Item 16C.	Principal Accounting Fees and Services

Grant Thornton Audit Pty Ltd (‘GT’) has audited the Company’s annual financial statements acting as the independent registered public accounting firm for the fiscal years ended June 30, 2013 and 2012.

The charts below set forth the total fees for services performed by GT in 2013 and 2012 and summarizes these amounts by the category of service.

	2013 A$’000	2012 A$’000

Audit services - Grant Thornton Audit Pty Ltd
Audit or review of the financial statements	151	106

Other services - Grant Thornton Audit Pty Ltd
Tax compliance services	47	29
Other assurance - MEI S1/S3/S8/10K audit and review services	—	13

	47	42

	198	148

Audit fees

The audit fees include the aggregate fees incurred in fiscal years 2013 and 2012 for professional services rendered in connection with the audit of the Company’s annual financial statements and for related services that are reasonably related to the performance of the audit or services that are normally provided by the auditor in connection with regulatory filings of engagements for those financial years (including review of the Company’s Annual Report on Form 20-F, consents and other services related to SEC matters).

Other services – tax compliance fees

Tax fees billed in each of the fiscal years 2013 and 2012 were for the preparation of tax returns and related advice.

Other assurance related fees

Fees for audit related services billed in fiscal years 2013 and 2012 include audit related services provided in connection with the filing of registration statements for MEI.

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

Item 16D.	Exemptions from the Listing Standards for Audit Committees

This item is not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

This item is not applicable.

Item 16G.	Corporate Governance

Exemptions from Certain Corporate Governance Rules of the Nasdaq Stock Market, LLC

Exemptions from the corporate governance standards of the Nasdaq Stock Market, LLC (‘Nasdaq’) are available to foreign private issuers such as Novogen when those standards are contrary to a law, rule or regulation of any public authority exercising jurisdiction over such issuer or contrary to generally accepted business practices in the issuer’s country of domicile. In connection with Novogen’s National Market Listing Application, Nasdaq granted Novogen exemptions from certain corporate governance standards that were contrary to the laws, rules, regulations or generally accepted business practices of Australia. These exemptions and the practices followed by Novogen are described below:

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

Item 16H.	Mine Safety Disclosure

This item is not applicable.

PART III

Item 17.	Financial Statements – Not Applicable

Not Applicable

Item 18.	Financial Statements

The financial statements filed as part of this Annual Report are included on pages 61 through 107 hereof.

Item 19.	Exhibits

(a)	Exhibits

Exhibit No.	Exhibit Description

1.1	Constitution of Novogen Limited (formerly known as the Memorandum of Association and Articles of Association). (1)

2.1	Deposit Agreement as further amended and restated, dated as of September 29, 2005, among Novogen Limited, the Bank of New York, as Depositary, and owners and holders from time to time of ADRs issued thereunder. (2)

4.1	Lease between Hyperion Property Syndicates Limited (Lessor) and Novogen Laboratories Pty Ltd for the Company’s corporate headquarters at 140 Wicks Road, North Ryde, New South Wales. (5)

4.2	Employment Contract between the Company and Professor Alan Husband dated March 10, 2010. (5)

4.3	Employment Contract between the Company and Bryan Palmer dated March 10, 2010. (5)

4.4	Employment Contract between the Company and Craig Kearney dated March 10, 2010. (5)

4.5	Employment Contract between the Company and Ronald Erratt dated March 10, 2010. (5)

4.6	Employment Contract between the Company and Mark Hinze dated September 23, 2010. (5)

4.7	Patent License Agreement, dated as of November 13, 1997, by and among Novogen Limited, Novogen Research Pty Limited, Novogen Inc. and Protein Technologies International Inc.** (3)

4.8	Amendment to the Patent License Agreement, dated as of June 21, 2004 by and among Novogen Limited, Novogen Research Pty Limited, Novogen Inc. and Solae LLC (formerly known as Protein Technologies International Inc.)** (4)

4.9	Asset Purchase Agreement, dated as of December 21, 2010, between MEI, the Company and Novogen Pty Limited (6).

4.10	Amendment Agreement with Archer Daniels Midland Company, dated June 30, 2011 (6)

4.11	Securities Subscription Agreement, dated as of September 27, 2011, between Marshall Edwards, Inc. and Novogen Limited. (7)

4.12	Securities Subscription Agreement, dated as of December 28, 2011, between Marshall Edwards, Inc. and Novogen Limited. (8)

8.1	Company Subsidiaries. (*)

12.1	Certification of the Acting Principal Executive Officer pursuant to Rule 13a – 14(a) of the Securities Exchange Act of 1934, as amended. (*)

12.2	Certification of Chief Financial Officer pursuant to Rule 13a – 14(a) of the Securities Exchange Act of 1934, as amended. (*)

13.1	Certification by the Acting Principal Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as added by Section 906 of the Sarbanes – Oxley Act of 2002. (*)

*	Filed herewith.
**	Portions of these documents have been omitted pursuant to a request for confidential treatment. Such omitted portions have been filed separately with the SEC.
(1)	Incorporated by reference to the Registration Statement on Form 20-F filed with the Securities and Exchange Commission on December 24, 1998 (File No. 0-29962)
(2)	Incorporated by reference to the Registration Statement on Form F-6 filed with the Securities and Exchange Commission on September 29, 2005 (File No. 333-128681)
(3)	Incorporated by reference to the Annual Report on Form 20-F/A filed with the Securities and Exchange Commission on March 20, 2009 (File No. 0-29962).
(4)	Incorporated by reference to the Annual Report on Form 20-F/A filed with the Securities and Exchange Commission on May 5, 2009 (File No. 0-29962).
(5)	Incorporated by reference to the Annual Report on Form 20-F filed with the Securities and Exchange Commission on December 13, 2010 (File No. 0-29962).

(6)	Incorporated by reference to the Annual Report on Form 20-F filed with the Securities and Exchange Commission on December 13, 2011 (File No. 0-29962).
(7)	Incorporated by reference to Exhibit 10.1 to the Registrant’s Subsidiary’s (MEI Pharma, Inc.) filing on Form 8-K filed on September 29, 2011 (File No. 000-50484).
(8)	Incorporated by reference to Exhibit 10.1 to the Registrant’s Subsidiary’s (MEI Pharma, Inc.) filing on Form 8-K filed on December 28, 2011 (File No. 000-50484).

Statements of profit or loss and other comprehensive income

For the year ended 30 June 2013

	Note	Consolidated
		2013	2012	2011	2013
		A$‘000	A$‘000	A$‘000	US$‘000

Revenue from continuing operations	4	1,112	1,447	2,025	1,019

Other income	5	618	927	297	566

Expenses
Research and development expense		(256)	(844)	(132)	(235)
General and administrative expense		(2,850)	(3,001)	(7,511)	(2,612)
Finance costs	6	(132)	—	(18)	(121)

Loss before income tax expense from continuing operations		(1,508)	(1,471)	(5,339)	(1,383)

Income tax expense	7	—	—	—	—

Loss after income tax expense from continuing operations		(1,508)	(1,471)	(5,339)	(1,383)

Profit/(loss) after income tax expense from discontinued operations	8	723	121	(4,140)	663

Loss after income tax expense for the year		(785)	(1,350)	(9,479)	(720)

Other comprehensive income
Items that may be reclassified subsequently to profit or loss
Net exchange difference on translation of financial statements of foreign controlled entities, net of tax		3,968	(278)	(690)	3,637

Other comprehensive income for the year, net of tax		3,968	(278)	(690)	3,637

Total comprehensive income for the year		3,183	(1,628)	(10,169)	2,917

Loss for the year is attributable to:
Non-controlling interest		246	(2,659)	(2,981)	225
Owners of Novogen Limited	21	(1,031)	1,309	(6,498)	(945)

		(785)	(1,350)	(9,479)	(720)

Total comprehensive income for the year is attributable to:
Continuing operations		—	—	—	—
Discontinued operations		1,509	(2,707)	(3,388)	1,383

Non-controlling interest		1,509	(2,707)	(3,388)	1,383

Continuing operations		(1,508)	(1,471)	(5,339)	(1,382)
Discontinued operations		3,182	2,550	(1,442)	2,916

Owners of Novogen Limited		1,674	1,079	(6,781)	1,534

		3,183	(1,628)	(10,169)	2,917

Statements of profit or loss and other comprehensive income

For the year ended 30 June 2013

		Consolidated
	Note	2013	2012	2011	2013
		Aus Cents	Aus Cents	Aus Cents	US Cents

Earnings per share for loss from continuing operations attributable to the owners of Novogen Limited
Basic earnings per share	32	(1.315)	(1.436)	(5.228)	(1.205)
Diluted earnings per share	32	(1.315)	(1.436)	(5.228)	(1.205)

Earnings per share for profit/(loss) from discontinued operations attributable to the owners of Novogen Limited
Basic earnings per share	32	0.416	2.714	(1.135)	0.381
Diluted earnings per share	32	0.416	2.714	(1.135)	0.381

Earnings per share for profit/(loss) attributable to the owners of Novogen Limited
Basic earnings per share	32	(0.899)	1.278	(6.363)	(0.824)
Diluted earnings per share	32	(0.899)	1.278	(6.363)	(0.824)

The above statements of profit or loss and other comprehensive income should be read in conjunction with the accompanying notes

Statements of financial position

As at 30 June 2013

	Note	Consolidated
		2013	2012	2013
		A$‘000	A$‘000	US$‘000

Assets

Current assets
Cash and cash equivalents	9	2,738	8,348	2,509
Trade and other receivables	10	409	404	375
Other	11	—	206	—

Total current assets		3,147	8,958	2,884

Non-current assets
Available-for-sale financial assets	12	59	—	54
Property, plant and equipment	13	12	27	11
Intangibles	14	2,531	—	2,320

Total non-current assets		2,602	27	2,385

Total assets		5,749	8,985	5,269

Liabilities

Current liabilities
Trade and other payables	15	265	3,675	243
Borrowings	16	1,416	—	1,298
Provisions	17	27	190	25

Total current liabilities		1,708	3,865	1,566

Non-current liabilities
Provisions	18	—	7	—

Total non-current liabilities		—	7	—

Total liabilities		1,708	3,872	1,566

Net assets		4,041	5,113	3,703

Equity
Contributed equity	19	137,663	199,026	126,168
Reserves	20	216	(3,850)	198
Accumulated losses	21	(133,838)	(191,700)	(122,663)

Equity attributable to the owners of Novogen Limited		4,041	3,476	3,703
Non-controlling interest	22	—	1,637	—

Total equity		4,041	5,113	3,703

The above statements of financial position should be read in conjunction with the accompanying notes

Statements of changes in equity

For the year ended 30 June 2013

Consolidated	Contributed equity A$‘000	Reserves A$‘000	Accumulated losses A$‘000	Non- controlling interest A$‘000	Total equity A$‘000	Total equity US$‘000

Balance at 1 July 2010	206,419	(3,778)	(191,451)	1,986	13,176	12,076

Loss after income tax expense for the year		—	(6,498)	(2,981)	(9,479)	(8,688)
Other comprehensive income for the year, net of tax	—	(283)	—	(407)	(690)	(632)

Total comprehensive income for the year	—	(283)	(6,498)	(3,388)	(10,169)	(9,320)

Transactions with owners in their capacity as owners:
Share-based payments	—	—	116	591	707	648
Issue of share capital	706	—	—	—	706	647
Less non-controlling interest	(289)	—	—	289	—	—
Share of opening equity transferred to non-controlling interest due to issuance of shares by subsidiary	(12,541)	639	11,190	712	—	—

Balance at 30 June 2011	194,295	(3,422)	(186,643)	190	4,420	4,051

	Contributed capital A$‘000	Reserves A$‘000	Accumulated losses A$‘000	Non- controlling interest A$‘000	Total equity A$‘000	Total equity US$‘000

Balance at 1 July 2011	194,295	(3,422)	(186,643)	190	4,420	4,051

Profit/(loss) after income tax expense for the year		—	1,309	(2,659)	(1,350)	(1,237)
Other comprehensive income for the year, net of tax	—	(230)	—	(48)	(278)	(255)

Total comprehensive income for the year	—	(230)	1,309	(2,707)	(1,628)	(1,492)

Transactions with owners in their capacity as owners:
Contributions of equity, net of transaction costs (note 19)	164	—	—	—	164	150
Share-based payments	—	—	730	(179)	551	505
Issue of share capital by subsidiary	1,606	—	—	—	1,606	1,472
Less non-controlling interest	(3,560)			3,560	—	—
Share of opening equity transferred to non-controlling interest due to issuance of shares by subsidiary	6,521	(198)	(7,096)	773	—	—
Balance at 30 June 2012	199,026	(3,850)	(191,700)	1,637	5,113	4,686

Statements of changes in equity

For the year ended 30 June 2013

	Contributed equity A$‘000	Reserves A$‘000	Accumulated losses A$‘000	Non- controlling interest A$‘000	Total equity A$‘000	Total equity US$‘000

Balance at 1 July 2012	199,026	(3,850)	(191,700)	1,637	5,113	4,686

Profit/(loss) after income tax expense for the year			(1,031)	246	(785)	(720)
Other comprehensive income for the year, net of tax	—	2,705	—	1,263	3,968	3,637

Total comprehensive income for the year	—	2,705	(1,031)	1,509	3,183	2,917

Transactions with owners in their capacity as owners:
Contributions of equity, net of transaction costs (note 19)	3,013	—	—	—	3,013	2,761
Issue of shares on acquisition	1,386	—	—	—	1,386	1,270
De-recognition of non-controlling interest	—	—	—	(1,637)	(1,637)	(1,500)

Recognition of equity component of compound financial instrument	—	216	—	—	216	198

Movement in disposal of subsidiary	(65,762)	1,145	83,668	(1,509)	17,542	16,077
Dividends paid (note 23)			(24,775)	—	(24,775)	(22,706)

Balance at 30 June 2013	137,663	216	(133,838)	—	4,041	3,703

The above statements of changes in equity should be read in conjunction with the accompanying notes

Statements of cash flows

For the year ended 30 June 2013

	Note		Consolidated
		2013 A$‘000	2012 A$‘000	2011 A$‘000	2013 US$‘000

Cash flows from operating activities
Loss after income tax expense for the year		(785)	(1,350)	(9,479)	(720)

Adjustments for:
Depreciation and amortisation		336	23	83	308
Write off of property, plant and equipment		8	—	—	7
Net loss/(gain) on disposal of property, plant and equipment		—	9	(265)	—
Share-based payments		402	574	651	368
Foreign exchange differences		62	(214)	771	57
Gain on capital reduction - in specie distribution		(4,996)	—	—	(4,579)
Net gain on disposal of business/subsidiary		(462)	(7,992)	—	(423)
Net gain on disposal of Glucan Technology		(150)	—	—	(137)
Imputed interest on convertible note		132	—	—	121

		(5,453)	(8,950)	(8,239)	(4,998)

Change in operating assets and liabilities:
Decrease/(increase) in trade and other receivables		34	5,065	(3,485)	31
Decrease in inventories		—	654	907	—
Decrease/(increase) in prepayments		206	315	(79)	189
Increase/(decrease) in trade and other payables		(3,412)	(2,709)	1,021	(3,127)
Increase/(decrease) in other provisions		(170)	(677)	125	(156)
Increase/(decrease) in other operating liabilities		—	(1,047)	1,047	—

		(8,795)	(7,349)	(8,703)	(8,061)

Net cash used in operating activities		(8,795)	(7,349)	(8,703)	(8,061)

Cash flows from investing activities
Payment for purchase of business, net of cash acquired	29	32	—	—	29
Payments for property, plant and equipment	13	(10)	(1)	(56)	(9)
Proceeds from sale of intellectual property		150	7	343	137
Sale of business - net proceeds		—	9,500	—	—
Sale of business - related costs		—	(1,508)	—	—

Net cash from investing activities		172	7,998	287	157

Cash flows from financing activities
Proceeds from issue of shares	19	3,170	—	—	2,905
Proceeds from the issue of shares by subsidiary		—	1,747	763	—
Share issue transaction costs		(157)	—	—	(144)

Net cash from financing activities		3,013	1,747	763	2,761

Statements of cash flows

For the year ended 30 June 2013

	Note		Consolidated
		2013	2012	2011	2013
		A$‘000	A$‘000	A$‘000	US$‘000

Net increase/(decrease) in cash and cash equivalents		(5,610)	2,396	(7,653)	(5,143)
Cash and cash equivalents at the beginning of the financial year		8,348	6,016	15,131	7,651
Effects of exchange rate changes on cash		—	(64)	(1,462)	—

Cash and cash equivalents at the end of the financial year	9	2,738	8,348	6,016	2,508

The above statements of cash flows should be read in conjunction with the accompanying notes

Notes to the financial statements

30 June 2013

General information

The financial report covers the consolidated entity consisting of Novogen Limited and the entities it controlled during the year. The financial report is presented in Australian dollars, which is Novogen Limited’s functional and presentation currency.

The financial report consists of the financial statements, notes to the financial statements and the directors’ declaration.

Novogen Limited is a listed public company limited by shares, incorporated and domiciled in Australia. Its registered office and principal place of business is:

Level 1

16-20 Edgeworth David Avenue

Hornsby NSW 2077

The principal business of Novogen Limited is that of a pharmaceutical drug development business.

The financial report was authorised for issue, in accordance with a resolution of directors, on 31 October 2013. The directors have the power to amend and reissue the financial report.

The principal accounting policies adopted in the preparation of the financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

Note 1.	Significant accounting policies

New, revised or amending Accounting Standards and Interpretations adopted

The consolidated entity has adopted all of the new, revised or amending Accounting Standards and Interpretations issued by the International Accounting Standards Board that are mandatory in Australia for the current reporting period.

Any new, revised or amending Accounting Standards or Interpretations that are not yet mandatory have not been early adopted.

Any significant impact on the accounting policies of the consolidated entity from the adoption of these Accounting Standards and Interpretations are disclosed below. The adoption of these Accounting Standards and Interpretations did not have any significant impact on the financial performance or position of the consolidated entity.

The following Accounting Standard is most relevant to the consolidated entity:

IASB Standard - Presentation of Items of Other Comprehensive Income (Amendments to IAS 1)

The consolidated entity has applied IAS 1 amendments from 1 July 2012. The amendments requires grouping together of items within other comprehensive income on the basis of whether they will eventually be ‘recycled’ to the profit or loss (reclassification adjustments). The change provides clarity about the nature of items presented as other comprehensive income and the related tax presentation. The amendments also introduced the term ‘Statement of profit or loss and other comprehensive income’ clarifying that there are two discrete sections, the profit or loss section (or separate statement of profit or loss) and other comprehensive income section.

Going concern

The consolidated entity incurred a loss after income tax of A$785,000 (2012: A$1,350,000; 2011: A$9,479,000 and had net cash outflows from operating activities of A$8,795,000 (2012: A$7,349,000; 2011: A$8,703,000) for the year ended 30 June 2013.

The financial statements have been prepared on a going concern basis, which contemplates continuity of normal activities and realisation of assets and settlement of liabilities in the normal course of business. As is often the case with development companies, the ability of the consolidated entity to continue its development activities as a going concern including paying its debts as and when due, is dependent upon it deriving sufficient cash from investors and revenues.

Going concern is dependent upon the:

•	convertible note holders extinguishing their liability due in December 2013 by providing an election to convert their debt into ordinary shares, rather than receiving cash settlement of A$1,500,000;

•	shareholders approving the Hudson Bay transaction, and its settlement in shares rather than cash; and

•	ability of the consolidated entity to draw down funds from Hudson Bay to fund the operations of the consolidated entity over the following years.

The directors are of the opinion that the above requirements will be satisfied and accordingly have prepared the financial statements on a going concern basis. Should the above transactions or assumptions not materialise, there is substantial doubt whether the consolidated entity will continue as a going concern and therefore whether it will realise its assets and extinguish its liabilities in the normal course of business and at the amounts stated in these financial statements.

Basis of preparation

These financial statements comply with International Financial Reporting Standards as issued by the International Accounting Standards Board (‘IASB’).

Historical cost convention

The financial statements have been prepared under the historical cost convention, except for derivative financial instruments.

Critical accounting estimates

The preparation of the financial statements requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the consolidated entity’s and parent entity’s accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements, are disclosed in note 2.

Principles of consolidation

The consolidated financial statements incorporate the assets and liabilities of all subsidiaries of Novogen Limited (‘company’ or ‘parent entity’) as at 30 June 2013 and the results of all subsidiaries for the year then ended. Novogen Limited and its subsidiaries together are referred to in these financial statements as the ‘consolidated entity’.

Subsidiaries are all those entities over which the consolidated entity has the power to govern the financial and operating policies, generally accompanying a shareholding of more than one-half of the voting rights. The effects of potential exercisable voting rights are considered when assessing whether control exists. Subsidiaries are fully consolidated from the date on which control is transferred to the consolidated entity. They are de-consolidated from the date that control ceases.

Intercompany transactions, balances and unrealised gains on transactions between entities in the consolidated entity are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of the impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the consolidated entity.

The acquisition of subsidiaries is accounted for using the acquisition method of accounting. Refer to the ‘business combinations’ accounting policy for further details. A change in ownership interest, without the loss of control, is accounted for as an equity transaction, where the difference between the consideration transferred and the book value of the share of the non-controlling interest acquired is recognised directly in equity attributable to the parent.

Non-controlling interest in the results and equity of subsidiaries are shown separately in the statement of profit or loss and other comprehensive income, statement of financial position and statement of changes in equity of the consolidated entity. Losses incurred by the consolidated entity are attributed to the non-controlling interest in full, even if that results in a deficit balance.

Where the consolidated entity loses control over a subsidiary, it derecognises the assets including goodwill, liabilities and non-controlling interest in the subsidiary together with any cumulative translation differences recognised in equity. The consolidated entity recognises the fair value of the consideration received and the fair value of any investment retained together with any gain or loss in profit or loss.

Operating segments

Operating segments are presented using the ‘management approach’, where the information presented is on the same basis as the internal reports provided to the Chief Operating Decision Makers (‘CODM’). The CODM is responsible for the allocation of resources to operating segments and assessing their performance.

Foreign currency translation

The financial report is presented in Australian dollars, which is Novogen Limited’s functional and presentation currency.

Foreign currency transactions

Foreign currency transactions are translated into Australian dollars using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at financial year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in profit or loss.

Foreign operations

The assets and liabilities of foreign operations are translated into Australian dollars using the exchange rates at the reporting date. The revenues and expenses of foreign operations are translated into Australian dollars using the weighted average exchange rates, which approximate the rate at the date of the transaction, for the period. The exchange differences arising on the retranslation of overseas operations which have a functional currency of Australian dollars are taken directly to the profit or loss. The exchange differences arising on the retranslation of overseas operations which have a functional currency that is not Australian dollars are taken directly to a separate component of equity (foreign currency translation reserve).

The foreign currency translation reserve is recognised in profit or loss when the foreign operation or net investment is disposed of.

Revenue recognition

Revenue is recognised when it is probable that the economic benefit will flow to the consolidated entity and the revenue can be reliably measured. In determining the economic benefits, provisions are made for certain trade discounts and returned goods. The following specific recognition criteria must also be met:

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

Interest

Interest revenue is recognised as interest accrues using the effective interest method. This is a method of calculating the amortised cost of a financial asset and allocating the interest income over the relevant period using the effective interest rate, which is the rate that exactly discounts estimated future cash receipts through the expected life of the financial asset to the net carrying amount of the financial asset.

Dividends

Dividend revenue is recognised when the right to receive the payment is established.

Royalties

Royalty revenue is recognised on an accruals basis in accordance with the substance of the relevant agreements.

Other revenue

Other revenue is recognised when it is received or when the right to receive payment is established.

Income tax

The income tax expense or benefit for the period is the tax payable on that period’s taxable income based on the applicable income tax rate for each jurisdiction, adjusted by changes in deferred tax assets and liabilities attributable to temporary differences, unused tax losses and the adjustment recognised for prior periods, where applicable.

Deferred tax assets are recognised for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses.

The carrying amount of recognised and unrecognised deferred tax assets are reviewed each reporting date. Deferred tax assets recognised are reduced to the extent that it is no longer probable that future taxable profits will be available for the carrying amount to be recovered. Previously unrecognised deferred tax assets are recognised to the extent that it is probable that there are future taxable profits available to recover the asset.

Deferred tax assets and liabilities are offset only where there is a legally enforceable right to offset current tax assets against current tax liabilities and deferred tax assets against deferred tax liabilities; and they relate to the same taxable authority on either the same taxable entity or different taxable entity’s which intend to settle simultaneously.

Novogen Limited (the ‘head entity’) and its wholly-owned Australian controlled entities have formed an income tax consolidated group under the tax consolidation regime. Novogen Limited as the head entity discloses all of the deferred tax assets of the tax consolidated group in relation to tax losses carried forward (after elimination of inter-group transactions). The tax consolidated group has applied the ‘separate taxpayer in the group’ allocation approach in determining the appropriate amount of taxes to allocate to members of the tax consolidated group.

As the tax consolidation group continues to generate tax losses there has been no reason for the company to enter a tax funding agreement with members of the tax consolidation group.

Discontinued operations

A discontinued operation is a component of the consolidated entity that has been disposed of or is classified as held for sale and that represents a separate major line of business or geographical area of operations, is part of a single co-ordinated plan to dispose of such a line of business or area of operations, or is a subsidiary acquired exclusively with a view to resale. The results of discontinued operations are presented separately on the face of the statement of profit or loss and other comprehensive income.

Discontinued operations are measured at the lower of their carrying amount and fair value less costs to sell. Non-current assets and disposal groups are classified as held for sale if their carrying amounts will be recovered principally through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the asset or disposal group is available for immediate sale in its present condition. Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification.

Cash and cash equivalents

Cash and cash equivalents includes cash on hand, deposits held at call with financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

Trade and other receivables

Trade receivables are initially recognised at fair value and subsequently measured at amortised cost using the effective interest method, less any provision for impairment. Trade receivables are generally due for settlement within 30 to 60 days.

Collectability of trade receivables is reviewed on an ongoing basis. Debts which are known to be uncollectable are written off by reducing the carrying amount directly. A provision for impairment of trade receivables is raised when there is objective evidence that the consolidated entity will not be able to collect all amounts due according to the original terms of the receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganisation and default or delinquency in payments (more than 120 days overdue) are considered indicators that the trade receivable may be impaired. The amount of the impairment allowance is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. Cash flows relating to short-term receivables are not discounted if the effect of discounting is immaterial.

Other receivables are recognised at amortised cost, less any provision for impairment.

Investments and other financial assets

Investments and other financial assets are initially measured at fair value. Transaction costs are included as part of the initial measurement, except for financial assets at fair value through profit or loss. They are subsequently measured at either amortised cost or fair value depending on their classification. Classification is determined based on the purpose of the acquisition and subsequent reclassification to other categories is restricted. The fair values of quoted investments are based on current bid prices. For unlisted investments, the consolidated entity establishes fair value by using valuation techniques. These include the use of recent arm’s length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, and option pricing models.

Financial assets are derecognised when the rights to receive cash flows from the financial assets have expired or have been transferred and the consolidated entity has transferred substantially all the risks and rewards of ownership.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets, principally equity securities, that are either designated as available-for-sale or not classified as any other category. After initial recognition, fair value movements are recognised in other comprehensive income through the available-for-sale reserve in equity. Cumulative gain or loss previously reported in the available-for-sale reserve is recognised in profit or loss when the asset is derecognised or impaired.

Impairment of financial assets

The consolidated entity assesses at the end of each reporting period whether there is any objective evidence that a financial asset or group of financial assets is impaired. Objective evidence includes significant financial difficulty of the issuer or obligor; a breach of contract such as default or delinquency in payments; the lender granting to a borrower concessions due to economic or legal reasons that the lender would not otherwise do; it becomes probable that the borrower will enter bankruptcy or other financial reorganisation; the disappearance of an active market for the financial asset; or observable data indicating that there is a measurable decrease in estimated future cash flows.

Available-for-sale financial assets are considered impaired when there has been a significant or prolonged decline in value below initial cost. Subsequent increments in value are recognised in other comprehensive income through the available-for-sale reserve.

Property, plant and equipment

Plant and equipment is stated at historical cost less accumulated depreciation and impairment. Historical cost includes expenditure that is directly attributable to the acquisition of the items.

Depreciation is calculated on a straight-line basis to write off the net cost of each item of property, plant and equipment over their expected useful lives as follows:

Leasehold improvements	The lease term
Plant and equipment	2.5 to 10 years

The residual values, useful lives and depreciation methods are reviewed, and adjusted if appropriate, at each reporting date.

Leasehold improvements and plant and equipment under lease are depreciated over the unexpired period of the lease or the estimated useful life of the assets, whichever is shorter.

An item of property, plant and equipment is derecognised upon disposal or when there is no future economic benefit to the consolidated entity. Gains and losses between the carrying amount and the disposal proceeds are taken to profit or loss.

Research and development

Expenditure during the research phase of a project is recognised as an expense when incurred. Development costs are capitalised only when technical feasibility studies identify that the project will deliver future economic benefits and these benefits can be measured reliably.

Leases

The determination of whether an arrangement is or contains a lease is based on the substance of the arrangement and requires an assessment of whether the fulfilment of the arrangement is dependent on the use of a specific asset or assets and the arrangement conveys a right to use the asset.

A distinction is made between finance leases, which effectively transfer from the lessor to the lessee substantially all the risks and benefits incidental to ownership of leased assets, and operating leases, under which the lessor effectively retains substantially all such risks and benefits.

Finance leases are capitalised. A lease asset and liability are established at the fair value of the leased assets, or if lower, the present value of minimum lease payments. Lease payments are allocated between the principal component of the lease liability and the finance costs, so as to achieve a constant rate of interest on the remaining balance of the liability.

Leased assets acquired under a finance lease are depreciated over the asset’s useful life or over the shorter of the asset’s useful life and the lease term if there is no reasonable certainty that the consolidated entity will obtain ownership at the end of the lease term.

Operating lease payments, net of any incentives received from the lessor, are charged to profit or loss on a straight-line basis over the term of the lease.

Intangible assets

Intangible assets acquired as part of a business combination, other than goodwill, are initially measured at their fair value at the date of the acquisition. Intangible assets acquired separately are initially recognised at cost. Indefinite life intangible assets are not amortised and are subsequently measured at cost less any impairment. Finite life intangible assets are subsequently measured at cost less amortisation and any impairment. The gains or losses recognised in profit or loss arising from the derecognition of intangible assets are measured as the difference between net disposal proceeds and the carrying amount of the intangible asset. The method and useful lives of finite life intangible assets are reviewed annually. Changes in the expected pattern of consumption or useful life are accounted for prospectively by changing the amortisation method or period.

Patents and intellectual property

Significant costs associated with patents and intellectual property are deferred and amortised on a straight-line basis over the period of their expected benefit, being their finite life of 5 years.

Impairment of non-financial assets

Other non-financial assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount.

Recoverable amount is the higher of an asset’s fair value less costs to sell and value-in-use. The value-in-use is the present value of the estimated future cash flows relating to the asset using a pre-tax discount rate specific to the asset or cash-generating unit to which the asset belongs. Assets that do not have independent cash flows are grouped together to form a cash-generating unit.

Trade and other payables

These amounts represent liabilities for goods and services provided to the consolidated entity prior to the end of the financial year and which are unpaid. Due to their short-term nature they are measured at amortised cost and are not discounted. The amounts are unsecured and are usually paid within 30 days of recognition.

Borrowings

Loans and borrowings are initially recognised at the fair value of the consideration received, net of transaction costs. They are subsequently measured at amortised cost using the effective interest method.

Where there is an unconditional right to defer settlement of the liability for at least 12 months after the reporting date, the loans or borrowings are classified as non-current.

Compound financial instruments

Compound financial instruments issued by the consolidated entity comprise convertible notes that can be converted to share capital at the option of the holder, and the number of shares does not vary with changes in fair value. The liability component of a financial liability is recognised at the fair value of a similar liability that does not have an equity conversion option. The equity component is recognised initially at the difference between the fair value of the compound financial instrument as a whole and the fair value of the liability component. Any directly attributable transaction costs are allocated to the liability and equity components in proportion to their initial carrying amounts.

Subsequent to initial recognition, the liability component of a compound financial instrument is measured at amortised cost using the effective interest rate method, whereas the equity component is not remeasured. Interest, gains and losses relating to the financial liability are recognised in profit or loss. On conversion, the financial liability is reclassified to equity; no gain or loss is recognised on conversion.

Finance costs

Finance costs attributable to qualifying assets are capitalised as part of the asset. All other finance costs are expensed in the period in which they are incurred, including:

•	interest on short-term and long-term borrowings

Provisions

Provisions are recognised when the consolidated entity has a present (legal or constructive) obligation as a result of a past event, it is probable the consolidated entity will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. The amount recognised as a provision is the best estimate of the consideration required to settle the present obligation at the reporting date, taking into account the risks and uncertainties surrounding the obligation. If the time value of money is material, provisions are discounted using a current pre-tax rate specific to the liability. The increase in the provision resulting from the passage of time is recognised as a finance cost.

Employee benefits

Wages and salaries and annual leave

Liabilities for wages and salaries, including non-monetary benefits, and annual leave expected to be settled within 12 months of the reporting date are recognised in current liabilities in respect of employees’ services up to the reporting date and are measured at the amounts expected to be paid when the liabilities are settled.

Long service leave

The liability for long service leave is recognised in current and non-current liabilities, depending on the unconditional right to defer settlement of the liability for at least 12 months after the reporting date. The liability is measured as the present value of expected future payments to be made in respect of services provided by employees up to the reporting date using the projected unit credit method. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service. Expected future payments are discounted using market yields at the reporting date on national government bonds with terms to maturity and currency that match, as closely as possible, the estimated future cash outflows.

Defined contribution superannuation expense

Contributions to defined contribution superannuation plans are expensed in the period in which they are incurred.

Termination benefits

Termination benefits are payable when employment is terminated before the normal retirement date, or when an employee accepts voluntary redundancy in exchange for these benefits. The consolidated entity recognises termination benefits when they are demonstrably committed to either terminating the employment of current employees according to a detailed formal plan without the possibility of withdrawing or providing termination benefits as a result of an offer made to encourage voluntary redundancy.

Share-based payments

Equity-settled share-based compensation benefits are provided to employees under the terms of the Employee Share Option Plan (‘ESOP’) and MEI Pharma, Inc. plans and consultants as compensation for services performed.

Equity-settled transactions are awards of shares, or options over shares, that are provided to employees in exchange for the rendering of services.

The cost of equity-settled transactions are measured at fair value on grant date. Fair value is independently determined using the Binomial option pricing model that takes into account the exercise price, the term of the option, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the option, together with non-vesting conditions that do not determine whether the consolidated entity receives the services that entitle the employees to receive payment. No account is taken of any other vesting conditions.

The cost of equity-settled transactions are recognised as an expense with a corresponding increase in equity over the vesting period. The cumulative charge to profit or loss is calculated based on the grant date fair value of the award, the best estimate of the number of awards that are likely to vest and the expired portion of the vesting period. The amount recognised in profit or loss for the period is the cumulative amount calculated at each reporting date less amounts already recognised in previous periods.

Equity-settled awards by the parent to employees of subsidiaries are recognised in the parent’s individual financial statements as an increase in investment in the subsidiary with a corresponding credit to equity and not as a charge to profit or loss. The investment in subsidiary is reduced by any contribution by the subsidiary.

Market conditions are taken into consideration in determining fair value. Therefore any awards subject to market conditions are considered to vest irrespective of whether or not that market condition has been met, provided all other conditions are satisfied.

If equity-settled awards are modified, as a minimum an expense is recognised as if the modification has not been made. An additional expense is recognised, over the remaining vesting period, for any modification that increases the total fair value of the share-based compensation benefit as at the date of modification.

If the non-vesting condition is within the control of the consolidated entity or employee, the failure to satisfy the condition is treated as a cancellation. If the condition is not within the control of the consolidated entity or employee and is not satisfied during the vesting period, any remaining expense for the award is recognised over the remaining vesting period, unless the award is forfeited.

If equity-settled awards are cancelled, it is treated as if it has vested on the date of cancellation, and any remaining expense is recognised immediately. If a new replacement award is substituted for the cancelled award, the cancelled and new award is treated as if they were a modification.

Contributed equity

Ordinary shares are classified as equity.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

Deferred offering costs

Where costs associated with a capital raising have been incurred at the end of the reporting period and it is probable that the capital raising will be successfully completed after the end of the reporting period, such costs are deferred and offset against the proceeds subsequently received from the capital raising.

Dividends

Dividends are recognised when declared during the financial year and no longer at the discretion of the company.

Business combinations

The acquisition method of accounting is used to account for business combinations regardless of whether equity instruments or other assets are acquired.

The consideration transferred is the sum of the acquisition-date fair values of the assets transferred, equity instruments issued or liabilities incurred by the acquirer to former owners of the acquiree and the amount of any non-controlling interest in the acquiree. For each business combination, the non-controlling interest in the acquiree is measured at either fair value or at the proportionate share of the acquiree’s identifiable net assets. All acquisition costs are expensed as incurred to profit or loss.

On the acquisition of a business, the consolidated entity assesses the financial assets acquired and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic conditions, the consolidated entity’s operating or accounting policies and other pertinent conditions in existence at the acquisition-date.

Where the business combination is achieved in stages, the consolidated entity remeasures its previously held equity interest in the acquiree at the acquisition-date fair value and the difference between the fair value and the previous carrying amount is recognised in profit or loss.

Contingent consideration to be transferred by the acquirer is recognised at the acquisition-date fair value. Subsequent changes in the fair value of contingent consideration classified as an asset or liability is recognised in profit or loss. Contingent consideration classified as equity is not remeasured and its subsequent settlement is accounted for within equity.

The difference between the acquisition-date fair value of assets acquired, liabilities assumed and any non-controlling interest in the acquiree and the fair value of the consideration transferred and the fair value of any pre-existing investment in the acquiree is recognised as goodwill. If the consideration transferred and the pre-existing fair value is less than the fair value of the identifiable net assets acquired, being a bargain purchase to the acquirer, the difference is recognised as a gain directly in profit or loss by the acquirer on the acquisition-date, but only after a reassessment of the identification and measurement of the net assets acquired, the non-controlling interest in the acquiree, if any, the consideration transferred and the acquirer’s previously held equity interest in the acquirer.

Business combinations are initially accounted for on a provisional basis. The acquirer retrospectively adjusts the provisional amounts recognised and also recognises additional assets or liabilities during the measurement period, based on new information obtained about the facts and circumstances that existed at the acquisition-date. The measurement period ends on either the earlier of (i) 12 months from the date of the acquisition or (ii) when the acquirer receives all the information possible to determine fair value.

Earnings per share

Basic earnings per share

Basic earnings per share is calculated by dividing the profit attributable to the owners of Novogen Limited, excluding any costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the financial year, adjusted for bonus elements in ordinary shares issued during the financial year.

Diluted earnings per share

Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares and the weighted average number of shares assumed to have been issued for no consideration in relation to dilutive potential ordinary shares.

Goods and Services Tax (‘GST’) and other similar taxes

Revenues, expenses and assets are recognised net of the amount of associated GST, unless the GST incurred is not recoverable from the tax authority. In this case it is recognised as part of the cost of the acquisition of the asset or as part of the expense.

Receivables and payables are stated inclusive of the amount of GST receivable or payable. The net amount of GST recoverable from, or payable to, the tax authority is included in other receivables or other payables in the statement of financial position.

Cash flows are presented on a gross basis. The GST components of cash flows arising from investing or financing activities which are recoverable from, or payable to the tax authority, are presented as operating cash flows.

Commitments and contingencies are disclosed net of the amount of GST recoverable from, or payable to, the tax authority.

Rounding of amounts

Amounts in this report have been rounded off in accordance to the nearest thousand dollars, or in certain cases, the nearest dollar.

New Accounting Standards and Interpretations not yet mandatory or early adopted

International Financial Reporting Standards (‘IFRS’) and Interpretations that have recently been issued or amended but are not yet mandatory, have not been early adopted by the consolidated entity for the annual reporting period ended 30 June 2013. The consolidated entity’s assessment of the impact of these new or amended Accounting Standards and Interpretations, most relevant to the consolidated entity, are set out below.

IFRS 9 Financial Instruments

This standard and its consequential amendments are applicable to annual reporting periods beginning on or after 1 January 2015 and completes phase I of the IASB’s project to replace IAS 39 ‘Financial Instruments: Recognition and Measurement’. This standard introduces new classification and measurement models for financial assets, using a single approach to determine whether a financial asset is measured at amortised cost or fair value. The accounting for financial liabilities continues to be classified and measured in accordance with IAS 39, with one exception, being that the portion of a change of fair value relating to the entity’s own credit risk is to be presented in other comprehensive income unless it would create an accounting mismatch. The consolidated entity will adopt this standard from 1 July 2015 but the impact of its adoption is yet to be assessed by the consolidated entity.

IFRS 10 Consolidated Financial Statements

This standard is applicable to annual reporting periods beginning on or after 1 January 2013. The standard has a new definition of ‘control’. Control exists when the reporting entity is exposed, or has the rights, to variable returns (e.g. dividends, remuneration, returns that are not available to other interest holders including losses) from its involvement with another entity and has the ability to affect those returns through its ‘power’ over that other entity. A reporting entity has power when it has rights (e.g. voting rights, potential voting rights, rights to appoint key management, decision making rights, kick out rights) that give it the current ability to direct the activities that significantly affect the investee’s returns (e.g. operating policies, capital decisions, appointment of key management). The consolidated entity will not only have to consider its holdings and rights but also the holdings and rights of other shareholders in order to determine whether it has the necessary power for consolidation purposes. The adoption of this standard from 1 July 2013 will not have an impact on the consolidated entity.

IFRS 11 Joint Arrangements

This standard is applicable to annual reporting periods beginning on or after 1 January 2013. The standard defines which entities qualify as joint ventures and removes the option to account for joint ventures using proportional consolidation. Joint ventures, where the parties to the agreement have the rights to the net assets will use equity accounting. Joint operations, where the parties to the agreements have the rights to the assets and obligations for the liabilities will account for the assets, liabilities, revenues and expenses separately, in accordance with the standards applicable to the particular assets, liabilities, revenues and expenses. The adoption of this standard from 1 July 2013 will not have a material impact on the consolidated entity.

IFRS 12 Disclosure of Interests in Other Entities

This standard is applicable to annual reporting periods beginning on or after 1 January 2013. It contains the entire disclosure requirement associated with other entities, being subsidiaries, associates and joint ventures. The disclosure requirements have been significantly enhanced when compared to the disclosures previously located in IAS 27 ‘Consolidated and Separate Financial Statements’, IAS 28 ‘Investments in Associates’, IAS 31 ‘Interests in Joint Ventures’ and IFRIC Interpretation 12 ‘Consolidation - Special Purpose Entities’. The adoption of this standard from 1 July 2013 will significantly increase the amount of disclosures required to be given by the consolidated entity such as significant judgements and assumptions made in determining whether it has a controlling or non-controlling interest in another entity and the type of non-controlling interest and the nature and risks involved.

IFRS 13 Fair Value Measurement

This standard and its consequential amendments are applicable to annual reporting periods beginning on or after 1 January 2013. The standard provides a single robust measurement framework, with clear measurement objectives, for measuring fair value using the ‘exit price’ and it provides guidance on measuring fair value when a market becomes less active. The ‘highest and best use’ approach would be used to measure assets whereas liabilities would be based on transfer value. As the standard does not introduce any new requirements for the use of fair value, its impact on adoption by the consolidated entity from 1 July 2013 should be minimal, although there will be increased disclosures where fair value is used.

IAS 27 Separate Financial Statements (Revised)

IAS 28 Investments in Associates and Joint Ventures (Reissued)

These standards are applicable to annual reporting periods beginning on or after 1 January 2013. They have been modified to remove specific guidance that is now contained in IFRS 10, IFRS 11 and IFRS 12. The adoption of these revised standards from 1 July 2013 will not have a material impact on the consolidated entity.

IAS 19 Employee Benefits (September 2011)

This revised standard and its consequential amendments are applicable to annual reporting periods beginning on or after 1 January 2013. The amendments make changes to the accounting for defined benefit plans and the definition of short-term employee benefits, from ‘due to’ to ‘expected to’ be settled within 12 months. The later will require annual leave that is not expected to be wholly settled within 12 months to be discounted allowing for expected salary levels in the future period when the leave is expected to be taken. The adoption of the revised standard from 1 July 2013 will not have a material impact on the consolidated entity.

Disclosures - Offsetting Financial Assets and Financial Liabilities (Amendments to IFRS 7)

The amendments are applicable to annual reporting periods beginning on or after 1 January 2013. The disclosure requirements of IFRS 7 ‘Financial Instruments: Disclosures’ (and consequential amendments to IAS 32 ‘Financial Instruments: Presentation’) have been enhanced to provide users of financial statements with information about netting arrangements, including rights of set-off related to an entity’s financial instruments and the effects of such rights on its statement of financial position. The adoption of the amendments from 1 July 2013 will increase the disclosures by the consolidated entity.

Offsetting Financial Assets and Financial Liabilities (Amendments to IAS 32)

The amendments are applicable to annual reporting periods beginning on or after 1 January 2014. The amendments add application guidance to address inconsistencies in the application of the offsetting criteria in IAS 32 ‘Financial Instruments: Presentation’, by clarifying the meaning of “currently has a legally enforceable right of set-off”; and clarifies that some gross settlement systems may be considered to be equivalent to net settlement. The adoption of the amendments from 1 July 2014 will not have a material impact on the consolidated entity.

Annual Improvements 2009-2011 Cycle

The amendments are applicable to annual reporting periods beginning on or after 1 January 2013. The amendments affect five Accounting Standards as follows: Confirmation that repeat application of IFRS 1 ‘First-time Adoption of IFRSs’ is permitted; Clarification of borrowing cost exemption in IFRS 1; Clarification of the comparative information requirements when an entity provides an optional third column or is required to present a third statement of financial position in accordance with IAS 1 ‘Presentation of Financial Statements’; Clarification that servicing of equipment is covered by IAS 16 ‘Property, Plant and Equipment’, if such equipment is used for more than one period; clarification that the tax effect of distributions to holders of equity instruments and equity transaction costs in IAS 32 ‘Financial Instruments: Presentation’ should be accounted for in accordance with IAS 12 ‘Income Taxes’; and clarification of the financial reporting requirements in IAS 34 ‘Interim Financial Reporting’ and the disclosure requirements of segment assets and liabilities. The adoption of the amendments from 1 July 2013 will not have a material impact on the consolidated entity.

Consolidated Financial Statements, Joint Arrangements and Disclosure of Interests in Other Entities: Transition Guidance (Amendments to IFRS 10, IFRS 11 and IFRS 12)

These amendments are applicable to annual reporting periods beginning on or after 1 January 2013. They amend IFRS 10 and related standards for the transition guidance relevant to the initial application of those standards. The amendments clarify the circumstances in which adjustments to an entity’s previous accounting for its involvement with other entities are required and the timing of such adjustments. The adoption of these amendments will not have a material impact on the consolidated entity.

Recoverable Amount Disclosures for Non-Financial Assets (Amendments to IAS 36)

The amendments are applicable to annual reporting periods beginning on or after 1 January 2014. The disclosure requirements of IAS 36 ‘Impairment of Assets’ have been enhanced to require additional information about the fair value measurement when the recoverable amount of impaired assets is based on fair value less costs of disposals. Additionally, if measured using a present value technique, the discount rate is required to be disclosed. The adoption of the amendments from 1 July 2014 may increase the disclosures by the consolidated entity.

Note 2. Critical accounting judgements, estimates and assumptions

The preparation of the financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts in the financial statements. Management continually evaluates its judgements and estimates in relation to assets, liabilities, contingent liabilities, revenue and expenses. Management bases its judgements, estimates and assumptions on historical experience and on other various factors, including expectations of future events, management believes to be reasonable under the circumstances. The resulting accounting judgements and estimates will seldom equal the related actual results. The judgements, estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities (refer to the respective notes) within the next financial year are discussed below.

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

Share-based payment transactions

The consolidated entity measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. The fair value is determined by using the Binomial model taking into account the terms and conditions upon which the instruments were granted. The accounting estimates and assumptions relating to equity-settled share-based payments would have no impact on the carrying amounts of assets and liabilities within the next annual reporting period but may impact profit or loss and equity.

Impairment of non-financial assets

The consolidated entity assesses impairment of non-financial assets at each reporting date by evaluating conditions specific to the consolidated entity and to the particular asset that may lead to impairment. If an impairment trigger exists, the recoverable amount of the asset is determined. This involves fair value less costs to sell or value-in-use calculations, which incorporate a number of key estimates and assumptions.

Business combinations

As discussed in note 1, business combinations are initially accounted for on a provisional basis. The fair value of assets acquired, liabilities and contingent liabilities assumed are initially estimated by the consolidated entity taking into consideration all available information at the reporting date. Fair value adjustments on the finalisation of the business combination accounting is retrospective, where applicable, to the period the combination occurred and may have an impact on the assets and liabilities, depreciation and amortisation reported.

Note 3.	Operating segments

Identification of reportable operating segments

The consolidated entity’s operating segment is based on the internal reports that are reviewed and used by the Board of Directors (being the Chief Operating Decision Makers (‘CODM’)) in assessing performance and in determining the allocation of resources.

Following the discontinued operations of the Oncology Drug Program and Wound Healing sectors in the current year and the consumer business in the prior year, the consolidated entity now operates in the Drug development business. There are no operating segments for which discrete financial information exists.

The information reported to the CODM, on at least a monthly basis, is the consolidated results as shown in the statement of profit or loss and other comprehensive income and statement of financial position.

Comparative information has been restated in line with the current operating segment.

Major customers

During the year ended 30 June 2013, following the business disposals, there were no major customers (2012: 23%; 2011: 22%).

Geographical information

		Sales to external customers		Geographical non-current assets
	2013	2012	2011	2013	2012
	A$‘000	A$‘000	A$‘000	A$‘000	A$‘000
Australia	—	711	3,188	2,543	1
North America	—	171	1,778	—	26
South America	—	—	2,905	—	—
Europe	—	87	2,367	—	—
Asia	—	12	419	—	—
Other	—	6	186	—	—

	—	987	10,843	2,543	27

The geographical non-current assets above are exclusive of, where applicable, financial instruments, deferred tax assets, post-employment benefits assets and rights under insurance contracts.

Note 4.	Revenue

	2013	2012	2011
	A$‘000	A$‘000	A$‘000

From continuing operations

Bank interest	45	248	144
Royalties	1,067	1,162	1,714
Dividends	—	37	165
Other	—	—	2

Revenue from continuing operations	1,112	1,447	2,025

Note 5.	Other income

	2013	2012	2011
	A$‘000	A$‘000	A$‘000

Net gain on fair value of derivative liability	—	728	—
Net gain on disposal of property, plant and equipment	—	—	265
Net gain on disposal of investments	—	199	—
Gain on disposal of Glycotex	462	—	—
Glycotex sale of asset - Glucan Technology	150	—	—
Other income	6	—	32

Other income	618	927	297

Note 6.	Expenses

	2013	2012	2011
	A$‘000	A$‘000	A$‘000

Loss before income tax from continuing operations includes the following specific expenses:

Depreciation
Property, plant and equipment	2	5	63

Amortisation
Patents and intellectual property	320	—	—

Total depreciation and amortisation	322	5	63

Finance costs
Interest and finance charges paid/payable	—	—	18
Imputed interest on convertible note	132	—	—

Finance costs expensed	132	—	18

Rental expense relating to operating leases
Minimum lease payments	40	12	75

Superannuation expense
Defined contribution superannuation expense	64	7	337

Share-based payments expense
Share-based payments expense	—	88	164

Employee benefits expense excluding superannuation
Employee benefits expense excluding superannuation	1,185	668	2,980

Write off of assets
Plant and equipment	—	9	—

Refer to note 8 for specific expenses relating to discontinued operations.

Note 7.	Income tax expense

	2013	2012	2011
	A$‘000	A$‘000	A$‘000

Income tax expense
Current tax	—	(1,098)	(3,069)
Tax losses and timing differences not recognised	—	1,106	3,070

Aggregate income tax expense	—	8	1

Income tax expense is attributable to:
Profit from discontinued operations (note 8)	—	8	1

Aggregate income tax expense	—	8	1

Numerical reconciliation of income tax expense and tax at the statutory rate
Loss before income tax expense from continuing operations	(1,508)	(1,471)	(5,339)
Profit/(loss) before income tax (expense)/benefit from discontinued operations	723	129	(4,139)

	(785)	(1,342)	(9,478)

Tax at the statutory tax rate of 30%	(236)	(403)	(2,843)

Tax effect amounts which are not deductible/(taxable) in calculating taxable income:
Non-deductible expenses	55	159	23
Derecognition of foreign currency reserve	(3,754)	—	—
Research and development allowance	—	—	(110)
Sundry items	—	5

	(3,935)	(239)	(2,930)
Difference in overseas tax rates	148	(859)	(139)
Tax losses and timing differences not recognised	3,787	1,106	3,070

Income tax expense	—	8	1

Tax losses not recognised
Unused tax losses for which no deferred tax asset has been recognised	51,804	31,200	59,118

Potential tax benefit @ 30%	15,541	9,360	17,735

The above potential tax benefit for tax losses has not been recognised in the statement of financial position. These tax losses can only be utilised in the future if the continuity of ownership test is passed, or failing that, the same business test is passed.

Note 8.	Discontinued operations

Description

On 27 November 2012, the consolidated entity disposed of the operations of MEI Pharma, Inc. (‘MEI’) and its subsidiary MEI Pharma Pty Limited in which it held majority ownership, via an in-specie distribution to its shareholders. MEI held the intellectual property originally developed by Novogen in the field of isoflavonoid drugs.

On 1 August 2011, the consumer products business (‘CP’) was sold to Pharma Care Laboratories Pty Limited.

Financial information for the discontinued operations are set out as follows:

Financial performance information

	2013	2012	2011
	A$‘000	A$‘000	A$‘000

Revenue - MEI	3	163	215
Revenue - CP	—	1,032	11,353

Total revenue	3	1,195	11,568

Research and development expense - MEI	(2,291)	(4,559)	(3,770)
Research and development expense - CP	—	(654)	(537)
General and administrative expense - MEI	(1,524)	(2,366)	(1,551)
General and administrative expense - CP	—	(975)	(9,342)
Depreciation and amortisation expense - MEI	(14)	(13)	(13)
Depreciation and amortisation expense - CP	—	(5)	(7)
Share-based payments - MEI	(402)	(496)	(487)
Share-based payments - CP	—	10	—

Total expenses	(4,231)	(9,058)	(15,707)

Loss before income tax expense	(4,228)	(7,863)	(4,139)
Income tax expense	—	(8)	(1)

Loss after income tax expense	(4,228)	(7,871)	(4,140)

Net gain on disposal before income tax - MEI	4,951	—	—
Net gain on disposal before income tax - CP	—	7,992	—
Income tax expense	—	—	—

Gain on disposal after income tax expense	4,951	7,992	—

Profit/(loss) after income tax expense from discontinued operations	723	121	(4,140)

Cash flow information

	2013	2012	2011
	A$‘000	A$‘000	A$‘000

Net cash from/(used in) operating activities	(4,179)	2,469	1,013
Net cash from/(used in) investing activities	(2)	7,992	52

Net increase/(decrease) in cash and cash equivalents from discontinued operations	(4,181)	10,461	1,065

Details of the disposal

	2013	2012	2011
	A$‘000	A$‘000	A$‘000

Total sale consideration	6,386	9,500	—
Derecognition of foreign currency reserve	(12,514)	—	—
Derecognition of impairment provision	11,079	—	—
Termination costs	—	(1,018)	—
Disposal costs	—	(490)	—

Gain on disposal before income tax	4,951	7,992	—
Income tax expense	—	—	—

Gain on disposal after income tax	4,951	7,992	—

Note 9.	Current assets - cash and cash equivalents

	2013	2012
	A$‘000	A$‘000

Cash at bank and on hand	673	6,348
Short-term deposits	2,065	2,000

	2,738	8,348

Novogen Limited has entered into a Deed of Set-off where it has agreed to hold a deposited sum with the bank of at least A$250,000 (2012: A$250,000) at all times as security for the multi-option facility. This amount is included in the short-term deposits and is not immediately available for use by the consolidated entity.

Note 10.	Current assets - trade and other receivables

	2013	2012
	A$‘000	A$‘000

Trade receivables	181	321
Less: Provision for impairment of receivables	(181)	(315)

	—	6

Other receivables	84	72
Deposits held	325	326

	409	404

Refer to note 26 for further information on ‘deposits held’.

Impairment of receivables

The consolidated entity has recognised a recovery of A$134,000 (2012: loss of A$306,000; 2011: loss A$9,000) in profit or loss in respect of impairment of receivables for the year ended 30 June 2013, as amounts previously considered doubtful were recovered during the year.

The ageing of the impaired receivables provided for above are as follows:

	2013	2012
	A$‘000	A$‘000

Over 60 days overdue	181	315

Movements in the provision for impairment of receivables are as follows:

	2013	2012
	A$‘000	A$‘000

Opening balance	315	9
Additional provisions recognised	—	306
Unused amounts reversed	(134)	—

Closing balance	181	315

Past due but not impaired

Customers with balances past due but without provision for impairment of receivables amount to A$nil as at 30 June 2013 (A$7,000 as at 30 June 2012).

The consolidated entity did not consider a credit risk on the aggregate balances after reviewing credit terms of customers based on recent collection practices.

The ageing of the past due but not impaired receivables are as follows:

	2013	2012
	A$‘000	A$‘000

1 to 30 days overdue	—	7

Note 11.	Current assets - other

	2013	2012
	A$‘000	A$‘000

Prepayments	—	206

Note 12.	Non-current assets - available-for-sale financial assets

	2013	2012
	A$‘000	A$‘000

Listed ordinary shares	59	—

Refer to note 24 for further information on financial instruments.

Note 13.	Non-current assets - property, plant and equipment

	2013	2012
	A$‘000	A$‘000

Leasehold improvements - at cost	—	20
Less: Accumulated depreciation	—	(15)

	—	5

Plant and equipment - at cost	50	84
Less: Accumulated depreciation	(38)	(62)

	12	22

	12	27

Reconciliations

Reconciliations of the written down values at the beginning and end of the current and previous financial year are set out below:

	Leasehold	Plant and
	improvements	equipment	Total
	A$‘000	A$‘000	A$‘000

Balance at 1 July 2011	13	54	67
Additions	—	1	1
Disposals	—	(16)	(16)
Exchange differences	—	(2)	(2)
Depreciation expense	(8)	(15)	(23)

Balance at 30 June 2012	5	22	27
Additions	—	10	10
Additions through business combinations (note 29)	—	2	2
Disposals	—	(4)	(4)
Impairment of assets	(5)	(2)	(7)
Depreciation expense	—	(16)	(16)

Balance at 30 June 2013	—	12	12

Note 14.	Non-current assets - intangibles

	2013	2012
	A$‘000	A$‘000

Patents and intellectual property - at cost	2,851	—
Less: Accumulated amortisation	(320)	—

	2,531	—

	2,531	—

Reconciliations

Reconciliations of the written down values at the beginning and end of the current and previous financial year are set out below:

	Patents and IP A$‘000	Total A$‘000

Balance at 1 July 2011	—	—

Balance at 30 June 2012	—	—
Additions through business combinations (note 29)	2,851	2,851
Amortisation expense	(320)	(320)

Balance at 30 June 2013	2,531	2,531

Note 15.	Current liabilities - trade and other payables

	2013	2012
	A$‘000	A$‘000

Trade payables	181	831
Accrued payables	84	1,763
Deferred royalty income	—	1,081

	265	3,675

Refer to note 24 for further information on financial instruments.

Note 16.	Current liabilities - borrowings

	2013	2012
	A$‘000	A$‘000

Convertible notes payable	1,416	—

The convertible note has a principal value of A$1,500,000. On initial recognition the fair value of the debt component was A$1,284,000 and the equity proportion A$216,000. The convertible note is repayable on 5 December 2013 unless the parties to the convertible note complete an election before repayment date, to convert their debt into ordinary shares in accordance with the conversion outlined below. The convertible note may be exercised at the holders discretion as follows:

On completion of Phase 1a clinical trials:	A$400,000 converted into 16,000,000 ordinary shares in the company
On receipt of Investigational New Drug approval from the US Food and Drug Administration:	A$500,000 converted into 20,000,000 ordinary shares in the company
On completion of Phase II clinical trials:	A$600,000 converted into 24,000,000 ordinary shares in the company

Note 17.	Current liabilities - provisions

	2013	2012
	A$‘000	A$‘000

Employee benefits	27	190

Note 18.	Non-current liabilities - provisions

	2013	2012
	A$‘000	A$‘000

Employee benefits	—	7

Note 19.	Equity - contributed equity

	2013	2012	2013	2012
	Shares	Shares	A$‘000	A$‘000

Ordinary shares - fully paid	138,276,033	103,805,676	137,663	199,026

Movements in ordinary share capital

Details	Date	No of shares	Issue price	A$‘000

Balance	1 July 2011	102,125,894		194,295
Issue of shares	13 April 2012	250,000	$0.091	23
Issue of shares	26 April 2012	1,407,282	$0.099	139
Issue of shares	5 June 2012	22,500	$0.099	2
Gain arising on issue of shares by subsidiaries to outside shareholders				4,567

Balance	30 June 2012	103,805,676		199,026
Issue of shares on acquisition of Triaxial Pharmaceuticals Pty Ltd	5 December 2012	13,600,000	$0.090	1,224
Issue of shares to fund Phase 1 of CS-6 program	24 April 2013	14,425,150	$0.165	2,380
Issue of shares under Share Purchase Plan	28 May 2013	4,645,207	$0.170	790
Issue of further shares on acquisition of Triaxial Pharmaceuticals Pty Ltd	28 June 2013	1,800,000	$0.090	162
Less: Movement in disposal of subsidiary				(65,762)
Share issue costs				(157)

Balance	30 June 2013	138,276,033		137,663

Ordinary shares

Ordinary shares entitle the holder to participate in dividends and the proceeds on the winding up of the company in proportion to the number of and amounts paid on the shares held. The fully paid ordinary shares have no par value and the company does not have a limited amount of authorised capital.

On a show of hands every member present at a meeting in person or by proxy shall have one vote and upon a poll each share shall have one vote.

Share options

The company has an employee share option plan under which options to subscribe for the company’s shares have been granted to certain executive and other employees. Refer to note 33 for further information.

Share buy-back

There is no current on-market share buy-back.

Capital risk management

The consolidated entity’s objectives when managing capital are to safeguard its ability to continue as a going concern, so that it can provide returns for shareholders and benefits for other stakeholders and to maintain an optimum capital structure to reduce the cost of capital.

In order to maintain or adjust the capital structure, the consolidated entity may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt.

The capital structure of the consolidated entity consists of cash and cash equivalents and equity attributable to equity holders. Operating globally, the consolidated entity develops specialty pharmaceutical products. The overall strategy of the consolidated entity is to continue its drug development programs, which depends on selling assets and raising additional equity.

The capital risk management policy remains unchanged from the 30 June 2012 Annual Report.

Note 20.	Equity - reserves

	2013	2012
	A$‘000	A$‘000

Foreign currency reserve	—	(3,850)
Convertible note reserve	216	—

	216	(3,850)

	Foreign currency A$‘000	Convertible note A$‘000	Total A$‘000

Balance at 1 July 2011	(3,422)	—	(3,422)
Foreign currency translation	(230)	—	(230)

Share of opening reserve transferred to minority interest due to issuance of shares by subsidiary	(198)	—	(198)

Balance at 30 June 2012	(3,850)	—	(3,850)
Foreign currency translation	2,705		2,705
Share premium	—	216	216
Transfer to retained earnings on disposal of subsidiaries	1,145	—	1,145

Balance at 30 June 2013	—	216	216

Foreign currency reserve

The reserve is used to recognise exchange differences arising from translation of the financial statements of foreign operations to Australian dollars.

Convertible note reserve

The reserve is used to recognise the equity component of the compound financial instrument.

Note 21.	Equity - accumulated losses

	2013	2012	2011
	A$‘000	A$‘000	A$‘000

Accumulated losses at the beginning of the financial year	(191,700)	(186,643)	(191,451)
Loss after income tax expense for the year	(1,031)	1,309	(6,498)
Dividends paid (note 23)	(24,775)	—	—
Transfer from issued capital	65,763	—	—
Transfer from foreign currency reserve	(1,145)	—	—
Other adjustments attributable to minority interest, share-based payments and disposals	19,050	(6,366)	11,306

Accumulated losses at the end of the financial year	(133,838)	(191,700)	(186,643)

Note 22.	Equity - non-controlling interest

	2013	2012
	A$‘000	A$‘000

Issued capital	—	41,009
Reserves	—	(2,399)
Accumulated losses	—	(36,973)

	—	1,637

Note 23.	Equity - dividends

On 27 November 2012, a dividend of A$24,775,000 was paid via an in-specie distribution of shares in MEI Pharma, Inc. representing 23.87 cents per ordinary share.

There were no dividends paid, recommended or declared during the previous two financial years.

Note 24.	Financial instruments

Financial risk management objectives

The consolidated entity’s activities expose it to a variety of financial risks: market risk, credit risk and liquidity risk. The consolidated entity uses different methods to measure and manage the different types of risks to which it is exposed. These methods include monitoring the levels of exposure to interest rates and foreign exchange, ageing analysis and monitoring of specific credit allowances to manage credit risk, and, rolling cash flow forecasts to manage liquidity risk.

Market risk

Foreign currency risk

The consolidated entity operates internationally and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the U.S. dollar (‘USD’). Foreign exchange risk arises from future transactions and recognised assets and liabilities denominated in a currency that is not the entity’s functional currency and net investments in foreign operations.

As of 30 June, 2013, the consolidated entity did not hold derivative financial instruments in managing its foreign currency, however, the consolidated entity may from time to time enter into hedging arrangements where circumstances are deemed appropriate. Foreign subsidiaries with a functional currency of Australian Dollar (‘AUD’) have exposure to the local currency of these subsidiaries and any other currency these subsidiaries trade in. The functional currency of MEI and Glycotex is USD and these subsidiaries have exposure to AUD and any other currency these subsidiaries trade in.

The carrying amount of the consolidated entity’s and parent entity’s foreign currency denominated financial assets and financial liabilities at the reporting date was as follows:

	Assets		Liabilities
	2013	2012	2013	2012
	A$‘000	A$‘000	A$‘000	A$‘000

US dollars	12	122	—	2
Euros		309	—	—
Pound Sterling	—	—	—	10

	12	431	—	12

The consolidated entity had net assets denominated in foreign currencies of A$12,000 as at 30 June 2013 (2012: A$419,000 (assets A$431,000 less liabilities A$12,000)). Based on this exposure, had the Australian dollar weakened by 10%/strengthened by 10% (2012: weakened by 10%/strengthened by 10%) against these foreign currencies with all other variables held constant, the consolidated entity’s profit before tax for the year would have been A$1,000 lower/A$1,000 higher (2012:A$42,000 lower/A$42,000 higher) and equity would have been A$1,000 lower/A$1,000 higher (2012: A$42,000 lower/$42,000 higher). The percentage change is the expected overall volatility of the significant currencies, which is based on management’s assessment of reasonable possible fluctuations taking into consideration movements over the last 6 months each year and the spot rate at each reporting date. The actual foreign exchange loss for the year ended 30 June 2013 was A$2,705,000 (2012: gain of A$214,000).

Price risk

The consolidated entity is not exposed to any significant price risk.

Interest rate risk

The consolidated entity’s exposure to market interest rates relate primarily to the investments of cash balances.

The consolidated entity has cash reserves held primarily in Australian dollars and places funds on deposit with financial institutions for periods generally not exceeding three months.

As at the reporting date, the consolidated entity had the following exposure to variable interest rate risk:

	2013		2012
	Weighted average interest rate	Balance	Weighted average interest rate	Balance
	%	A$‘000%		A$‘000

Cash at bank and in hand	0.25	673	0.25	6,349
Short term deposits	3.21	2,065	4.25	2,000

Net exposure to cash flow interest rate risk		2,738		8,349

The consolidated entity has cash and cash equivalents totalling A$2,738,000 (2012: A$8,349,000). An official increase/decrease in interest rates of one hundred basis points (2012: one hundred) would have an favourable/adverse effect on profit before tax and equity of A$27,000 (2012: A$83,000 per annum). The percentage change is based on the expected volatility of interest rates using market data and analysts forecasts.

Credit risk

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the consolidated entity. The consolidated entity is not exposed to significant credit risk on receivables.

The consolidated entity places its cash deposits with high credit quality financial institutions and by policy, limits the amount of credit exposure to any single counter-party. The consolidated entity is averse to principal loss and ensures the safety and preservation of its invested funds by limiting default risk, market risk, and reinvestment risk. The consolidated entity mitigates default risk by constantly positioning its portfolio to respond appropriately to a significant reduction in a credit rating of any financial institution.

The consolidated entity’s maximum exposures to credit risk at the end of the reporting period in relation to each class of recognised financial assets is the carrying amount of those assets as indicated in the statement of financial position, the significant majority in Australia.

Concentration of credit risk

There are no significant concentrations of credit risk within the consolidated entity. The credit risk on liquid funds is limited as the counterparties are banks with high credit ratings.

Credit risk is managed by limiting the amount of credit exposure to any single counter-party for cash deposits.

Liquidity risk

The consolidated entity manages liquidity risk by maintaining adequate cash reserves and available borrowing facilities by continuously monitoring actual and forecast cash flows and matching the maturity profiles of financial assets and liabilities.

Remaining contractual maturities

Trade payables and other financial liabilities mainly arise from the financing of assets used in our ongoing operations such as plant and equipment and investments in working capital. These assets are considered in the consolidated entity’s overall liquidity risk.

The following tables detail the consolidated entity’s and parent entity’s remaining contractual maturity for its financial instrument liabilities. The tables have been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the financial liabilities are required to be paid. The tables include both interest and principal cash flows disclosed as remaining contractual maturities and therefore these totals may differ from their carrying amount in the statement of financial position.

2013	Weighted average interest rate	1 year or less	Between 1 and 2 years	Between 2 and 5 years	Over 5 years	Remaining contractual maturities
	%	A$‘000	A$‘000	A$‘000	A$‘000	A$‘000
Non-derivatives
Non-interest bearing
Trade payables	—	181	—	—	—	181

Interest-bearing - fixed rate
Convertible notes payable	1.00	1,515	—	—	—	1,515

Total non-derivatives		1,696	—	—	—	1,696

2012	Weighted average interest rate	1 year or less	Between 1 and 2 years	Between 2 and 5 years	Over 5 years	Remaining contractual maturities
	%	A$‘000	A$‘000	A$‘000	A$‘000	A$‘000
Non-derivatives
Non-interest bearing
Trade payables	—	831	—	—	—	831

Total non-derivatives		831	—	—	—	831

The cash flows in the maturity analysis above are not expected to occur significantly earlier than contractually disclosed above.

Fair value of financial instruments

The following tables detail the consolidated entity’s and parent entity’s fair values of financial instruments categorised by the following levels:

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities

Level 2: Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices)

Level 3: Inputs for the asset or liability that are not based on observable market data (unobservable inputs)

2013	Level 1	Level 2	Level 3	Total
	A$‘000	A$‘000	A$‘000	A$‘000

Assets
Ordinary shares	59	—	—	59

Total assets	59	—	—	59

Unless otherwise stated, the carrying amounts of financial instruments reflect their fair value. The carrying amounts of trade receivables and trade payables are assumed to approximate their fair values due to their short-term nature. The fair value of financial liabilities is estimated by discounting the remaining contractual maturities at the current market interest rate that is available for similar financial instruments.

Note 25.	Key management personnel disclosures

Compensation

The aggregate compensation made to directors and other members of key management personnel of the consolidated entity is set out below:

	2013	2012	2011
	A$000	A$000	A$000

Short-term employee benefits	1,587	1,575	1,699
Post-employment benefits	91	31	165
Long-term benefits	242	(3)	36
Termination benefits	66	436	739
Share-based payments	438	367	537

	2,424	2,406	3,176

Shareholding

The number of shares in the parent entity held during the financial year by each director and other members of key management personnel of the consolidated entity, including their personally related parties, is set out below:

2013	Balance at the start of the year	Received as part of remuneration	Additions	Disposals/ other	Balance at the end of the year
Ordinary shares
G Kelly **	—	—	3,524,207	2,190,997	5,715,204
R Birch **	—	—	485,372	1,136,750	1,622,122
A Heaton **	—	—	7,572,056	28,344	7,600,400
S Coffey **	—	—	88,236	1,000	89,236
J O’Connor	253,551	—	25,050		278,601
J Austin * ***	20,288,053	—	—	(20,288,053)	—
W Rueckert * ***	5,000		—	(5,000)	—
D Brown **	—	—	3,494,795	3,000	3,497,795
M Hinze ***	14,728	—	—	(14,728)	—
C Kearney ***	8,850	—	—	(8,850)	—

	20,570,182	—	15,189,716	(16,956,540)	18,803,358

*	Shares held include sponsored ADR’s.
**	Disposals/other represents holding on becoming key management personnel
***	Disposals/other represents no longer key management personnel, not necessarily a disposal of holding.

2012	Balance at the start of the year	Received as part of remuneration	Additions	Disposals/ other	Balance at the end of the year
Ordinary shares
J O’Connor **		—	—	253,551	253,551
J Austin *	20,288,053	—	—	—	20,288,053
W Rueckert *	5,000	—	—	—	5,000
M Hinze	14,728	—	—	—	14,728
C Kearney	8,850	—	—	—	8,850

	20,316,631	—	—	253,551	20,570,182

*	Shares held include sponsored ADR’s.
**	Disposals/other represents holding on becoming key management personnel

Option holding

The number of options over ordinary shares in the parent entity held during the financial year by each director and other members of key management personnel of the consolidated entity, including their personally related parties, is set out below:

2013	Balance at the start of the year	Granted	Exercised	Expired/ forfeited/ other	Balance at the end of the year
Options over ordinary shares
J O’Connor	81,104	—	—	(35,460)	45,644
W Rueckert *	375,000	—	—	(375,000)	—
P White *	375,000	—	—	(375,000)	—
R Youngman *	375,000	—	—	(375,000)	—
M Hinze *	365,676	—	—	(365,676)	—

	1,571,780	—	—	(1,526,136)	45,644

*	Expired/forfeited/other represents options leaving the consolidated entity on disposal of MEI, not necessarily physical disposal.

2013	Vested and exercisable	Vested and unexercisable	Vested at the end of the year
Options over ordinary shares
J O’Connor	45,644	—	45,644

	45,644	—	45,644

2012	Balance at the start of the year	Granted	Exercised	Expired/ forfeited/ other	Balance at the end of the year
Options over ordinary shares
J O’Connor *	—	—	—	81,104	81,104
W Rueckert	375,000	—	—	—	375,000
P White	375,000	—	—	—	375,000
R Youngman	375,000	—	—	—	375,000
M Hinze	381,224	—	—	(15,548)	365,676
P Scutt	375,000	—	—	(375,000)	—
C Kearney	215,332	—	—	(215,332)	—

	2,096,556	—	—	(524,776)	1,571,780

*	Disposals/other represents holding on becoming key management personnel

2012	Vested and exercisable	Vested and unexercisable	Vested at the end of the year
Options over ordinary shares
J O’Connor	69,693	11,411	81,104
W Rueckert	187,500	187,500	375,000
P White	187,500	187,500	375,000
R Youngman	187,500	187,500	375,000
M Hinze	193,919	171,757	365,676

	826,112	745,668	1,571,780

Related party transactions

Related party transactions are set out in note 28.

Note 26.	Contingent liabilities

As a condition of establishing bank facilities Novogen Limited and its subsidiaries, Novogen Laboratories Pty Ltd and Novogen Research Pty Ltd have entered into a Guarantee and Indemnity with St George Bank in January 1997. The effect of the guarantee is to guarantee amounts owed to the bank by any of the above Novogen companies.

Although the consolidated entity assigned its liability for the property lease at 140 Wicks Road, North Ryde NSW 2113, in June 2012, it remains as the original lessee and should the assignee default on the lease, a potential liability may exist. Offsetting this contingent liability the company holds a letter of personal guarantee from the director of the assignee company, which guarantees the obligations of the assignee company contained or implied in the original lease.

The consolidated entity is continuing to prosecute its Intellectual Property (‘IP’) rights and in June 2007 announced that the Vienna Commercial Court had upheld a provisional injunction against an Austrian company, APOtrend. The consolidated entity has provided a guarantee to the value of €250,000 (A$325,000) with the court to confirm its commitment to the ongoing enforcement process. The receivable balance is currently classified as ‘deposits held’. Refer to note 10.

Note 27.	Commitments

	2013	2012
	A$‘000	A$‘000

Lease commitments - operating
Committed at the reporting date but not recognised as liabilities, payable:
Within one year	62	102
One to five years	122	3

	184	105

Operating lease commitments includes contracted amounts for leases of premises and plant and equipment under non-cancellable operating leases expiring within 3 years. On renewal, the terms of the leases are renegotiated. Leases for premises include an annual review for CPI increases.

Note 28.	Related party transactions

Parent entity

Novogen Limited is the parent entity.

Subsidiaries

Interests in subsidiaries are set out in note 30.

Key management personnel

Disclosures relating to key management personnel are set out in note 25 and the remuneration report in the directors’ report.

Transactions with related parties

The following transactions occurred with related parties:

	2013	2012	2011
	A$000	A$000	A$000

Sale of goods and services:
Sale of goods to Glycotex, Inc. an associated company through William Rueckert a former director	462	—	—

Payment for other expenses:
Accounting fees paid to Watkins Coffey Martin, a company in which Steven Coffey is a director	45	—	—
Administration fees paid to Prue Kelly, the partner of Graham Kelly, a director	7	—	—
Fees to Spark Capital, a firm in which former director Peter Scutt was a corporate advisor.	—	374	30

Other transactions:

Glycotex Inc. previously held the consolidated entity’s glucan technology intellectual property for the treatment of trophic ulcers. That intellectual property was sold on 27 July 2012 for total cash proceeds of A$150,000 to a private US-based company, which is associated with the former chairman and director William Rueckert.

The consolidated entity acquired the shares in Triaxial Pharmaceuticals Pty Ltd, which included its shareholders Graham Kelly, Andrew Heaton and Robert Birch, who became directors of Novogen Limited as a result of this transaction. Refer to note 29 for further details.

Receivable from and payable to related parties

There were no trade receivables from or trade payables to related parties at the current and previous reporting date.

Loans to/from related parties

There were no loans to or from related parties at the current and previous reporting date.

Terms and conditions

All transactions were made on normal commercial terms and conditions and at market rates.

Note 29.	Business combinations

Triaxial Pharmaceuticals Pty Ltd

On 5 December 2012 Novogen Limited acquired 100% of the ordinary shares of Triaxial Pharmaceuticals Pty Ltd (‘Triaxial’) for the total consideration transferred of A$2,886,000. This is a biotechnology business. Triaxial had developed a novel technology platform allowing the design and construction of a family of compounds that Triaxial refers to as super-benzopyrans. The acquired business contributed revenues of A$nil and loss after tax of A$30,000 to the consolidated entity for the period from 5 December 2012 to 30 June 2013. If the acquisition occurred on 1 July 2012, the full year contributions would have been revenues of A$nil and loss after tax of A$77,000. The values identified in relation to the acquisition of Triaxial are provisional as at 30 June 2013.

Details of the acquisition are as follows:

Fair value
A$‘000

Cash and cash equivalents	32
Trade receivables	1
Plant and equipment	2
Patents and intellectual property	2,851

Net assets acquired	2,886
Goodwill	—

Acquisition-date fair value of the total consideration transferred	2,886

Representing:
Novogen Limited shares issued to vendor	1,386
Convertible note issued	1,500

2,886

	2013	2012
	A$‘000	A$‘000

Cash used to acquire business, net of cash acquired:
Acquisition-date fair value of the total consideration transferred	2,886	—
Less: cash and cash equivalents	(32)	—

Less: shares issued by parent entity as part of consideration	(1,386)	—
Less: compound financial instrument issued	(1,500)	—

Net cash received	(32)	—

Note 30.	Subsidiaries

The consolidated financial statements incorporate the assets, liabilities and results of the following subsidiaries in accordance with the accounting policy described in note 1:

		Equity holding
Name of entity	Country of incorporation	2013%	201 2%

Novogen Laboratories Pty Ltd	Australia	100.00	100.00
Novogen Research Pty Ltd	Australia	100.00	100.00
Novogen North America Inc.	United States of America	100.00	—
Triaxial Pharmaceuticals Pty Ltd	Australia	100.00	—
Novogen Inc.	United States of America	100.00	100.00
Glycotex, Inc.	United States of America	—	99.70
MEI Pharma, Inc.*	United States of America	—	63.50

*	Formerly known as Marshall Edwards Inc.

Note 31.	Events after the reporting period

On 4 July 2013, the company announced that it had entered into a funding arrangement with a sophisticated US-based institutional investor providing it with up to A$5,000,000 of working capital over 3 years. Under the Agreement, the investor will invest up to a maximum of A$5,000,000 in the company by purchasing up to 5 interest-free convertible securities with a minimum period of 120 days between tranches. The price of each security will be a minimum of A$165,000 and a maximum of A$1,000,000, by mutual consent. The Investor also will receive 4,000,000 options that will expire at the end of three years and have an option exercise price of 130% of the average daily volume-weighted average price (‘VWAP’) per share for the 20 consecutive trading days immediately prior to 3 July 2013. Usual adjustments for reconstructions will apply.

The conversion price for the convertible securities will be, at the Investor’s discretion, either 90% of the average of 3 daily VWAP per share, as selected by the Investor, during the 20 consecutive trading days immediately prior to the relevant Conversion Notice Day, or a limited number at 130% of the average of the daily VWAP per share for the 20 consecutive trading days immediately prior to execution of the Agreement.

The first investment of A$1,000,000 was called on immediately by way of a converted security with a face value of A$1,100,000.

On 9 October 2013, the company announced it has acquired a novel drug technology from Genscreen that will be developed as a potentially major class of cancer drugs known as anti-tropomyosins (‘Anti-Tms’). Anti-Tm drugs will join the consolidated entity’s growing pipeline of super-benzopyran drugs, including Trilexium and related analogs.

On 21 October 2013, the company announced it issued a second convertible security under the agreement of the 4 July 2013. The A$1,000,000 in funds raised will be applied to develop the consolidated entity’s second and recently acquired drug technology platform known as “anti-tropomyosins”.

No other matter or circumstance has arisen since 30 June 2013 that has significantly affected, or may significantly affect the consolidated entity’s operations, the results of those operations, or the consolidated entity’s state of affairs in future financial years.

Note 32.	Earnings per share

	2013	2012	2011
	A$‘000	A$‘000	A$‘000

Earnings per share for loss from continuing operations
Loss after income tax attributable to the owners of Novogen Limited	(1,508)	(1,471)	(5,339)

	Number	Number	Number

Weighted average number of ordinary shares used in calculating basic earnings per share	114,690,737	102,435,227	102,125,894

Weighted average number of ordinary shares used in calculating diluted earnings per share	114,690,737	102,435,227	102,125,894

	Cents	Cents	Cents

Basic earnings per share	(1.315)	(1.436)	(5.228)
Diluted earnings per share	(1.315)	(1.436)	(5.228)

45,644 (2012:1,606,240; 2011: 2,640,756) options have not been included in the determination of earnings per share as they would be anti-dilutive.

	2013	2012	2011
	A$‘000	A$‘000	A$‘000

Earnings per share for profit/(loss) from discontinued operations
Profit/(loss) after income tax	723	121	(4,140)
Non-controlling interest	(246)	2,659	2,981

Profit/(loss) after income tax attributable to the owners of Novogen Limited	477	2,780	(1,159)

	Number	Number	Number

Weighted average number of ordinary shares used in calculating basic earnings per share	114,690,737	102,435,227	102,125,894

Weighted average number of ordinary shares used in calculating diluted earnings per share	114,690,737	102,435,227	102,125,894

	Cents	Cents	Cents

Basic earnings per share	0.416	2.714	(1.135)
Diluted earnings per share	0.416	2.714	(1.135)

45,644 (2012:1,606,240; 2011: 2,640,756) options have not been included in the determination of earnings per share as they would be anti-dilutive.

	2013	2012	2011
	A$‘000	A$‘000	A$‘000

Earnings per share for profit/(loss)
Loss after income tax	(785)	(1,350)	(9,479)
Non-controlling interest	(246)	2,659	2,981

Profit/(loss) after income tax attributable to the owners of Novogen Limited	(1,031)	1,309	(6,498)

	Number	Number	Number

Weighted average number of ordinary shares used in calculating basic earnings per share	114,690,737	102,435,227	102,125,894

Weighted average number of ordinary shares used in calculating diluted earnings per share	114,690,737	102,435,227	102,125,894

	Cents	Cents	Cents

Basic earnings per share	(0.899)	1.278	(6.363)
Diluted earnings per share	(0.899)	1.278	(6.363)

45,644 (2012:1,606,240; 2011: 2,640,756) options have not been included in the determination of earnings per share as they would be anti-dilutive.

Note 33.	Share-based payments

Employee Share Option Plan

The company established an Employee Share Option Plan which was approved by shareholders in October, 2007. The Employee Share Option Plan provides for the issue of options to eligible employees being an employee or director of the consolidated entity. The number and timing of option issued under the terms of the Employee Share Option Plan is entirely at the discretion of the Board.

Each option issued under the Employee Share Option Plan entitles its holder to acquire one fully paid ordinary share and is exercisable at a price generally equal to the weighted average price of such shares at the close of trading on the Australian Securities Exchange Limited for the five days prior to the date of issue. Options generally vest equally over a four year period from the date of grant and expire five years after grant date. No performance conditions apply to the options granted, however, the unvested option lapses if the employee ceases to be an employee during the vesting period. Options are not transferable and cannot be settled by the company in cash. The Employee Share Option Plan provides that in the event of a change of control of the company or in the event that the company is taken over, outstanding options become exercisable regardless of vesting status.

Set out below are summaries of options granted under the Employee Share Option Plan (exercise price quoted is in Australian dollars):

2013

Grant date	Expiry date	Exercise price	Balance at the start of the year	Granted	Exercised	Expired/ forfeited/ other	Balance at the end of the year

01/07/08	01/03/13 *	$1.060	44,324	—	—	(44,324)	—
01/07/08	06/03/14 *	$0.526	105,812	—	—	(105,812)	—
01/07/08	26/01/15 *	$0.297	1,375,000	—	—	(1,375,000)	—

			1,525,136	—	—	(1,525,136)	—

*	Expired/forfeited/other represents options leaving the consolidated entity on disposal of MEI, not necessarily physical disposal.

2012

Grant date	Expiry date	Exercise price	Balance at the start of the year	Granted	Exercised	Expired/ forfeited/ other	Balance at the end of the year

01/07/08	30/03/12	$2.410	79,920	—	—	(79,920)	—
01/07/08	01/03/13	$1.060	182,736	—	—	(138,412)	44,324
01/07/08	06/03/14	$0.526	515,904	—	—	(410,092)	105,812
01/07/08	26/01/15	$0.297	1,750,000	—	—	(375,000)	1,375,000

			2,528,560	—	—	(1,003,424)	1,525,136

Weighted average exercise price							$0.340

Consultant options

The consolidated entity has granted options by way of compensation to consultants who perform services for the consolidated entity. Options issued to consultants generally vest in four equal annual instalments over the vesting period.

Set out below are summaries of options granted under the Consultant options (exercise price quoted is in Australian dollars):

2013

Grant date	Expiry date	Exercise price	Balance at the start of the year	Granted	Vested	Expired/ forfeited/ other	Balance at the end of the year

01/07/08	01/03/13	$1.060	35,460	—	—	(35,460)	—
06/03/09	06/03/14	$0.526	45,644	—	—	—	45,644

			81,104	—	—	(35,460)	45,644

Weighted average exercise price							$0.526

2012

Grant date	Expiry date	Exercise price	Balance at the start of the year	Granted	Vested	Expired/ forfeited/ other	Balance at the end of the year

01/07/08	30/03/12	$2.410	31,092	—	—	(31,092)	—
01/07/08	01/03/13	$1.060	35,460	—	—	—	35,460
06/03/09	06/03/14	$0.526	45,644	—	—	—	45,644

			112,196	—	—	(31,092)	81,104

Weighted average exercise price							$0.760

Set out below are the consultant options exercisable at the end of the financial year:

		2013	2012
Grant date	Expiry date	Number	Number

01/07/08	01/03/13	—	35,460
06/03/09	06/03/14	45,644	34,233

Total exercisable		45,644	69,693

The contractual life of all options granted is between three and five years. There are no cash settlement alternatives. The weighted average remaining contractual life for all share options outstanding as at 30 June 2013 was 0.75 years.

Share based payment plans - MEI Pharma, Inc.

On 9 December 2008, MEI Pharma, Inc. (‘MEI’) adopted the MEI 2008 Stock Omnibus Equity Compensation Plan (the ‘Plan’). The Plan provides for the issuance of a maximum of 7,000,000 shares of common stock in connection with the grant of options and/or other stock-based or stock-denominated awards to non-employee directors, officers, employees and advisors. Options issued under the Plan generally have a term of five years from the date of grant. The options/warrants generally vest in the following pattern, 25% 12 months from grant date with the balance vesting in equal monthly instalments over the following 36 months.

On 27 November 2012, MEI was disposed of, together with its share Plans. Up until the date of disposal, no options/warrants that were issued as share-based payments had expired or been forfeited or exercised.

Other share based payments

MEI has also issued options/warrants outside the Plan to a consultant and to MEI’s President and Chief Executive Officer, however no options have been issued during the year ended 30 June 2013.

Set out below are summaries of MEI options/warrants granted under the plan (exercise price quoted is in U.S. dollars):

2013

Grant date	Expiry date	Exercise price	Balance at the start of the year	Granted	Vested	Expired/ forfeited/ other *	Balance at the end of the year

01/07/08	30/07/13	$21.700	4,608	—	—	(4,608)	—
01/07/08	28/01/14	$6.300	5,000	—	—	(5,000)	—
01/07/08	23/04/15	$5.050	110,195	—	—	(110,195)	—
01/07/08	07/06/15	$1.860	110,195	—	—	(110,195)	—
01/07/08	18/06/15	$1.520	73,463	—	—	(73,463)	—
01/07/08	01/09/15	$0.770	82,232	—	—	(82,232)	—
01/07/08	01/11/15	$1.150	37,500	—	—	(37,500)	—
01/07/08	01/06/16	$1.280	177,620	—	—	(177,620)	—
01/07/08	01/08/16	$1.900	138,510	—	—	(138,510)	—
01/07/08	01/09/16	$1.530	2,000	—	—	(2,000)	—
01/07/08	01/06/17	$0.610	1,000	—	—	(1,000)	—

			742,323	—	—	(742,323)	—

*	Expired/forfeited/other represents options leaving the consolidated entity on disposal of MEI, not necessarily physical disposal.

2012

Grant date	Expiry date	Exercise price	Balance at the start of the year	Granted	Vested	Expired/ forfeited/ other	Balance at the end of the year

01/07/08	30/07/13	$21.700	4,608	—	—	—	4,608
01/07/08	28/01/14	$6.300	5,000	—	—	—	5,000
01/07/08	23/04/15	$5.050	110,195	—	—	—	110,195
01/07/08	07/06/15	$1.860	110,195	—	—	—	110,195
01/07/08	18/06/15	$1.520	73,463	—	—	—	73,463
01/07/08	01/09/15	$0.770	82,232	—	—	—	82,232
01/07/08	01/11/15	$1.150	37,500	—	—	—	37,500
01/07/08	01/06/16	$1.280	177,620	—	—	—	177,620
01/07/08	01/08/16	$1.900	—	138,510	—	—	138,510
01/07/08	01/09/16	$1.530	—	2,000	—	—	2,000
01/07/08	01/06/17	$0.610	—	1,000	—	—	1,000

			600,813	141,510	—	—	742,323

Weighted average exercise price							$2.160

On 27 November 2012, MEI was disposed of, together with its share Plans. Up until the date of disposal, no options/warrants were that were issued as share-based payments had expired or been forfeited or exercised. These options are no longer part of the consolidated entity, however they may still be available for conversation by MEI option holders.

Share based payment plans-Glycotex, Inc.

The Glycotex, Inc. 2007 stock option plan provides for the issuance of a maximum of 357,000 shares of common stock in connection with the grant of options and/or other stock-based or stock-denominated awards to non-employee directors, officers, employees and advisors.

On 27 November 2012, Glycotex, Inc. was disposed of, together with its share Plans.

Directors’ declaration

In the directors’ opinion:

•

the attached financial statements and notes thereto comply with International Financial Reporting Standards as issued by the International Accounting Standards Board as described in note 1 to the financial statements;

•

the attached financial statements and notes thereto give a true and fair view of the consolidated entity’s financial position as at 30 June 2013 and of its performance for the financial year ended on that date; and

•	there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

Signed in accordance with a resolution of the directors.

On behalf of the directors

/s/ Graham Kelly
Graham Kelly Chairman

October 31, 2013
Sydney

Grant Thornton Audit Pty Ltd
ACN 130 913 594

Level 17, 383 Kent Street
Sydney NSW 2000
Locked Bag Q800
QVB Post Office
Sydney NSW 1230

T +61 2 8297 2400
F +61 2 9299 4445
E info.nsw@au.gt.com
W www.grantthornton.com.au

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders of Novogen Limited.

We have audited the accompanying consolidated statement of financial position of Novogen Limited and subsidiaries (the “Company”) as of June 30, 2013 and 2012, and the related consolidated statements of profit or loss and other comprehensive income, shareholders’ equity, and cash flows for each of the three years in the period ended June 30, 2013. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Novogen Limited and subsidiaries as of June 30, 2013 and 2012, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2013, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Grant Thornton’ refers to the brand under which the Grant Thornton member firms provide assurance, tax and advisory services to their clients and/or refers to one or more member firms, as the context requires. Grant Thornton Australia Ltd is a member firm of Grant Thornton International Ltd (GTIL). GTIL and the member firms are not a worldwide partnership. GTIL and each member firm is a separate legal entity. Services are delivered by the member firms. GTIL does not provide services to clients. GTIL and its member firms are not agents of, and do not obligate one another and are not liable for one another’s acts or omissions. In the Australian context only, the use of the term ‘Grant Thornton’ may refer to Grant Thornton Australia Limited ABN 41 127 556 389 and its Australian subsidiaries and related entities. GTIL is not an Australian related entity to Grant Thornton Australia Limited.

The accompanying financial statements have been prepared assuming that Novogen Limited will continue as a going concern. As more fully described in Note 1, the ability of the Company to continue as a going concern is dependent upon it deriving sufficient cash from investors and future revenues. These conditions, among others, as discussed in Note 1 to the consolidated financial statements, raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters also are described in Note 1. The consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result from the outcome of this uncertainty.

/s/ Grant Thornton
GRANT THORNTON AUDIT PTY LTD
Chartered Accountants
Sydney, NSW, Australia
October 31, 2013

SIGNATURES

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

NOVOGEN LIMITED

/s/ Graham Kelly

Graham Kelly
Chief Executive Officer

Date: October 31, 2013

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