Form 20-F
period 2014-06-30
NOVOGEN LTD
filed 2014-10-31
CIK 1075880

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

For the fiscal year ended June 30, 2014

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

Mr Lionel Mateo

(e) Lionel.Mateo@novogen.com (t) +61-2-9472-4104

Level 1, 16-20 Edgeworth David Avenue, Hornsby, New South Wales 2077, Australia

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Ordinary Shares	American Depositary Shares, each representing twenty-five Ordinary Shares

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

*	Not for trading, but only in connection with the registration of American Depositary Shares.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

Not Applicable

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

The number of outstanding Ordinary Shares of the issuer as at June 30, 2014 was 168,557,834.

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

Yes  ☐             No  ☒

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F includes forward-looking statements, which involve a number of risks and uncertainties. These forward-looking statements can generally be identified as such because the context of the statement will include words such as “may,” “will,” “intend,” “plan,” “believe,” “anticipate,” “expect,” “estimate,” “predict,” “potential,” “continue,” “likely,” or “opportunity,” the negative of these words or other similar words. Similarly, statements that describe our future plans, strategies, intentions, expectations, objectives, goals or prospects and other statements that are not historical facts are also forward-looking statements. Discussions containing these forward-looking statements may be found, among other places, in “Business Overview” and “Operating and Financial Review and Prospects” in this Annual Report on Form 20-F. For such statements, we claim the protection of the Private Securities Litigation Reform Act of 1995 and section 27A of the Securities Act and Section 21E of the Exchange Act. Readers of this Annual Report on Form 20-F are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the time this Annual Report on Form 20-F was filed with the Securities and Exchange Commission, or SEC. These forward-looking statements are based largely on our expectations and projections about future events and future trends affecting our business, and are subject to risks and uncertainties that could cause actual results to differ materially from those anticipated in the forward-looking statements. These risks and uncertainties include, without limitation, those discussed in “Risk Factors” and in “Operating and Financial Review and Prospects” of this Annual Report on Form 20-F. In addition, past financial or operating performance is not necessarily a reliable indicator of future performance, and you should not use our historical performance to anticipate results or future period trends. We can give no assurances that any of the events anticipated by the forward-looking statements will occur or, if any of them do, what impact they will have on our results of operations and financial condition. Except as required by law, we undertake no obligation to update publicly or revise our forward-looking statements to reflect events or circumstances that arise after the filing of this Annual Report on Form 20-F.

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

Selected financial data

The selected financial data at June 30, 2014 and 2013 and for the years ended June 30, 2014, 2013 and 2012 have been derived from the consolidated financial statements of the Company included in this Annual Report and should be read in conjunction with, and are qualified in their entirety by, reference to those statements and the notes thereto.

This financial report complies with International Financial Reporting Standards (‘IFRS’) as adopted by the International Accounting Standards Board (‘IASB’).

The consolidated financial statements have been audited in accordance with the Public Company Accounting Oversight Board (‘PCAOB’) auditing standards in the United States by the Company’s independent registered public accounting firm.

The Company’s fiscal year ends on June 30. As used throughout this Annual Report, the word “fiscal” followed by a year refers to the 12-month period ended on June 30 of that year. For example, the term “fiscal 2014” refers to the 12 months ended June 30, 2014. Except as otherwise indicated, all dollar amounts referred to in this Annual Report are at the consolidated level and exclude inter-company amounts.

Summary of consolidated profit or loss and other comprehensive income (IFRS)	2010 A$‘000	2011 A$‘000	2012 A$‘000	2013 A$‘000	2014 A$‘000	2014 US$‘000

Revenue from continuing operations	1,659	2,025	1,447	1,112	87	82

Loss before income tax expense from continuing operations	(14,653)	(5,339)	(1,471)	(1,508)	(7,569)	(7,136)

Profit/(loss) after income tax expense from discontinued operations	(593)	(4,140)	121	723	—	—

Loss after income tax expense for the year	(15,246)	(9,479)	(1,350)	(785)	(7,569)	(7,136)

Net profit/(loss) attributable to members of Novogen Limited	(12,345)	(6,498)	1,309	(1,031)	(7,468)	(7,040)

Earnings per share for loss from continuing operations attributable to the owners of Novogen Limited
Basic earnings /(loss) per share (cents per share)	(14.30)	(5.22)	(1.44)	(1.32)	(4.76)	(4.49)
Diluted earnings/(loss) per share (cents per share)	(14.30)	(5.22)	(1.44)	(1.32)	(4.76)	(4.49)

Earnings per share for profit/(loss) from discontinued operations attributable to the owners of Novogen Limited

Basic earnings/(loss) per share (cents per share)	2.20	(1.14)	2.72	0.42	—	—

Diluted earnings/(loss) per share (cents per share)	2.20	(1.14)	2.72	0.42	—	—

Earnings per share for profit/(loss) attributable to the owners of Novogen Limited
Basic earnings/(loss) per share (cents per share)	(12.10)	(6.36)	1.28	(0.90)	(4.76)	(4.49)

Diluted earnings/(loss) per share (cents per share)	(12.10)	(6.36)	1.28	(0.90)	(4.76)	(4.49)

Weighted average number of ordinary share shares used to calculate earnings per share	102,125,894	102,125,894	102,435,227	114,690,737	156,725,363	156,725,363

Number of outstanding ordinary shares at year end	102,125,894	102,125,894	103,805,676	138,276,033	168,557,834	168,557,834

Summary of consolidated financial position (IFRS)	2010 A$‘000	2011 A$‘000	2012 A$‘000	2013 A$‘001	2014 A$‘000	2014 US$‘000

Cash and cash equivalents	15,131	6,016	8,348	2,738	2,502	2,359

Total assets	19,290	12,727	8,985	5,749	4,660	4,393

Net assets/Equity	13,176	4,420	5,113	4,041	1,413	1,332

Debt	—	1,047	—	1,416	2,707	2,552

Capital Stock	206,419	194,295	199,026	137,663	142,586	134,416

At the Company’s Annual General Meeting on November 12, 2012, shareholders approved the demerger of Novogen Limited and MEI Pharma, Inc. (‘MEI’). On November 27, 2012, a dividend of $24,775,000 was paid via an in-specie distribution of shares in MEI representing 23.87 cents per ordinary share. No other dividends have been declared by the Company in the fiscal years included in this report.

The Company publishes its consolidated financial statements expressed in Australian dollars. In this Annual Report, references to “U.S. dollars” or “US$” are to the currency of the United States of America (‘U.S.’) and references to “Australian dollars” or “A$” are to the currency of Australia. For the convenience of the reader, this Annual Report contains translations of certain Australian dollar amounts into U.S. dollars at specified rates. These translations should not be construed as representations that the Australian dollar amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. Unless otherwise stated, the translations of Australian dollars into U.S. dollars have been made at the rate of US$0.9427 = A$1.00, the foreign exchange rate as issued weekly by the Board of Governors of the Federal Reserve System (www.federalreserve.gov/releases) on June 30, 2014. The rate on September 30, 2014 was US$0.8737 = A$1.00

Exchange rates for the six months to September 2014

A$ versus US$

Month	High	Low
April	$0.9424	$0.9219
May	$0.9382	$0.9215
June	$0.9430	$0.9250
July	$0.9488	$0.9301
August	$0.9352	$0.9263
September	$0.9376	$0.8737

Exchange rates for the last five years

A$ versus US$

Fiscal Year ended June 30	Average Rate
2010	$0.8820
2011	$0.9904
2012	$1.0323
2013	$1.0272
2014	$0.9186

As mentioned above, the Company paid an in-specie distribution of the shares of MEI held by Novogen Limited, on November 27, 2012 following shareholders’ approval at the Annual General Meeting held on November 17, 2012. This report has been prepared on the basis of the current business structure which excludes MEI and any other businesses or assets disposed of during the previous fiscal year. MEI and the Consumer Business show as discontinued operations.

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

The Company currently is exploring the development of anti-cancer drugs based on two unproven drug technology platforms

The Company is committed to the identification of lead candidate anti-cancer drugs from the two drug technology platforms, super-benzopyrans (‘SBP’) and anti-tropomyosins. Although early pre-clinical studies have confirmed the utility of both drug technology platforms in the generation of compounds with novel and potent cytotoxicity against various human cancer cell lines in vitro and in vivo, there are significant risks and uncertainties in translating those early laboratory results into drugs that will have meaningful clinical application and meet the stringent requirements of regulatory authorities such as the United States Food and Drug Administration (‘FDA’), who review Investigational New Drug (‘IND’) Applications to enable the conduct of first in man clinical trials. The Company plans to obtain the appropriate approvals to enable the trials.

Factors that have a negative impact on early drug candidate selection may include:

•	unacceptably high toxicity;

•	poor bio-availability;

•	unacceptably short drug half-life;

•	inability to deliver the drug in a practical manner; and

•	insurmountable difficulties in large-scale manufacture.

The Company’s ability to continue as a going concern is dependent on a continuing positive news flow from its pre-clinical Research & Development (‘R&D’) programs, and its ability to raise capital to support those programs

The Company has limited cash resources and will need substantial additional funds to maintain the planned level of R&D.

The factors that will determine the actual amount of additional capital required may include the following:

•	the rate of success and the length of time it takes to identify lead candidate compounds in both the super-benzopyran and anti-tropomyosin drug technologies;

•	the length of time and amount of work required to bring any lead candidate compounds through their pre-clinical programs; and

•	the need to employ additional staff or contractors to meet the needs of the R&D programs.

If the Company is unable to obtain additional funds on favorable terms or at all, it may be required to cease or reduce its operations. Also, if the Company raises more funds by selling additional securities, the ownership interests of holders of its securities will be diluted.

The Company is at an early stage of drug development and is in the process of applying for patents over composition and matter and use for both of its drug technology platforms. There is no certainty that patent protection will be granted

The Company’s patent portfolio is in a development stage. It comprises a certain number of provisional patents that have been lodged and others that are in the process of being lodged. The patents usually have worldwide coverage, with a particular focus on U.S., European Union (‘EU’), Asia and Australia. While the Company’s patent strategy is closely supervised by experienced patent attorneys and every effort made to ensure the likely success of achieving approval of patent claims in all major territories, there is no guarantee that any or all territories will grant such claims.

Negative global economic conditions may pose challenges to the Company’s business strategy, which relies on access to capital from the markets or collaborators

Negative conditions in the global economy, including credit markets and the financial services industry, have generally made equity and debt financing more difficult to obtain, and may negatively impact the Company’s ability to complete financing transactions. The duration and severity of these conditions is uncertain, as is the extent to which they may adversely affect the Company’s business and the business of current and prospective vendors and collaborators. If negative global economic conditions persist or worsen, the Company may be unable to secure additional funding to sustain its operations or to find suitable collaborators to advance its internal programs, even if positive results are achieved from research and development efforts.

Historical performance and future outlook

With the acquisition of Triaxial Pharmaceuticals Pty Ltd, on December 5, 2012 and ongoing research and development the company has had a history of incurring losses and is likely to continue to incur operating losses in the near future, until such time as any possible commercial breakthrough occurs. As discussed in the report the Board’s outlook for the Company is one of optimism for the future.

Final approval by regulatory authorities of the Company’s drug candidates for commercial use may be delayed, limited or prevented, any of which would adversely affect its ability to generate operating revenues

The Company will not generate any operating revenue until it, or its subsidiaries, successfully commercializes one of its drug candidates. Currently, the Company’s drug candidates are at an early stage of development, and each will need to successfully proceed through a number of steps in order to obtain regulatory approval before potential commercialization.

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

Even if the Company receives regulatory approval to commercialize its drug candidates, the ability to generate revenues from any resulting products will be subject to a variety of risks, many of which are out of the Company’s control

Even if the drug candidates obtain regulatory approval, resulting products may not gain market acceptance among physicians, patients, healthcare payers or the medical community. The Company believes that the degree of market acceptance and its ability to generate revenues from such products will depend on a number of factors, including, but not limited to:

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

The Company may not be able to establish the contractual arrangements necessary to develop, market and distribute the product candidates

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

The Company’s commercial opportunity will be reduced or eliminated if competitors develop and market products that are more effective, have fewer side effects or are less expensive than its drug candidates

The development of drug candidates is highly competitive. A number of other companies have products or drug candidates in various stages of pre-clinical or clinical development that are intended for the same therapeutic indications for which the Company’s drug candidates are being developed. Some of these potential competing drugs are further advanced in development than the Company’s drug candidates and may be commercialized sooner. Even if the Company is successful in developing effective drugs, its compounds may not compete successfully with products produced by its competitors.

The Company’s competitors include pharmaceutical companies and biotechnology companies, as well as universities and public and private research institutions. In addition, companies active in different but related fields represent substantial competition. Many of the Company’s competitors developing oncology drugs have significantly greater capital resources, larger R&D staffs and facilities and greater experience in drug development, regulation, manufacturing and marketing. These organizations also compete with the Company and its service providers, to recruit qualified personnel, and to attract partners for joint ventures and to license technologies. As a result, the Company’s competitors may be able to more easily develop technologies and products that would render the Company’s technologies or its drug candidates obsolete or non-competitive.

The Company relies on third parties to conduct its pre-clinical studies. If those parties do not successfully carry out their contractual duties or meet expected deadlines, the Company’s drug candidates may not advance in a timely manner or at all

In the course of discovery, pre-clinical testing and clinical trials, the Company relies on third parties, including laboratories, investigators, clinical contract research organizations (‘CROs’), and manufacturers, to perform critical services. For example, the Company relies on third parties to conduct all of its pre-clinical studies. These third parties may not be available when the Company needs them or, if they are available, may not comply with all regulatory and contractual requirements or may not otherwise perform their services in a timely or acceptable manner, and the Company may need to enter into new arrangements with alternative third parties and the studies may be extended, delayed or terminated. These independent third parties may also have relationships with other commercial entities, some of which may compete with the Company. As a result of the Company’s dependence on third parties, it may face delays or failures outside of its direct control. These risks also apply to the development activities of collaborators, and the Company does not control their research and development, clinical trial or regulatory activities.

The Company has no direct control over the cost of manufacturing its drug candidates. Increases in the cost of manufacturing the Company’s drug candidates would increase the costs of conducting clinical trials and could adversely affect future profitability

The Company does not intend to manufacture the drug product candidates in-house, and it will rely on third parties for drug supplies both for clinical trials and for commercial quantities in the future. The Company has taken the strategic decision not to manufacture active pharmaceutical ingredients (‘API’) for the drug candidates, as these can be more economically supplied by third parties with particular expertise in this area. The Company plans to manufacture product and test it to FDA requirements. The Company has identified contract facilities that are registered with the FDA, have a track record of large scale API manufacture, and have already invested in capital and equipment. The Company has no direct control over the cost of manufacturing its product candidates. If the cost of manufacturing increases, or if the cost of the materials used increases, these costs may be passed on, making the cost of conducting clinical trials more expensive. Increases in manufacturing costs could adversely affect the Company’s future profitability if it was unable to pass all of the increased costs along to its customers.

The Company may face a risk of product liability claims and may not be able to obtain adequate insurance

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

Enforceability of civil liabilities under the federal securities laws against the Company or the Company’s officers and directors may be difficult

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

The trading price of the Company’s ordinary shares and American Depositary Receipts (‘ADRs’) is highly volatile. Your investment could decline in value and the Company may incur significant costs from class action litigation and its securities may be delisted from NASDAQ

The trading price of the Company’s ordinary shares and ADRs is highly volatile in response to various factors, many of which are beyond the Company’s control, including:

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

In addition, equity markets in general and the market for biotechnology and life sciences companies in particular, have experienced substantial price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the companies traded in those markets. Further changes in economic conditions in Australia, the U.S., EU, or globally, could impact the Company’s ability to grow profitably. Adverse economic changes are outside the Company’s control and may result in material adverse effects on the Company’s business or results of operations. These broad market and industry factors may materially affect the market price of the Company’s ordinary shares and ADRs regardless of its development and operating performance. In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been instituted against that company. Such litigation, if instituted against the Company, could cause it to incur substantial costs and divert management’s attention and resources.

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

In addition, under NASDAQ rules, companies listed on the NASDAQ Capital Market are required to maintain a share price of at least US$1.00 per share and if the share price declines below US$1.00 for a period of 30 consecutive business days, then that listed company would have 180 days to regain compliance with the US$1.00 per share minimum. In the event that the Company’s share price declines below US$1.00, it may be required to take action, such as a reverse stock split, in order to comply with the NASDAQ rules that may be in effect at the time.

Item 4.	Information on the Company

History and development of the Company

Novogen Limited, a public company limited by shares, was incorporated in March 1994 under the jurisdiction of the laws of New South Wales, Australia. Novogen is registered and operates under the Australian Corporations Act 2001 (Cth). Novogen has its registered office at Level 1, 16-20 Edgeworth David Avenue, Hornsby, New South Wales NSW 2077, Australia. Its telephone number and other contact details are: Phone +61-2-9476-0344; Fax +61-2-9476-0388; and website, www.novogen.com (the information contained in the website does not form part of the Annual Report). The Company’s Ordinary Shares are listed on the Australian Securities Exchange (‘ASX’) under the symbol ‘NRT’ and its ADRs, each representing twenty-five Ordinary Shares, trade on the NASDAQ Capital Market under the symbol ‘NVGN’. The Company’s agent in the U.S. for ADRs is the Bank of New York, 101 Barclay Street 22W New York, N.Y. 10286.

Capital expenditures

On December 5, 2012 the Company acquired 100% of the Ordinary Shares of Triaxial Pharmaceuticals Pty Ltd (‘Triaxial’) for the total consideration of A$2,886,000. Refer to 18. “Financial Statements - Note 32 – Business Combinations” for further details. The Company made no other major investments of a capital nature during fiscal 2014 or 2013.

Business overview

Nature of the Business

Since its inception in 1994, the principal business of the Company has been pharmaceutical drug development. With the acquisition of Triaxial, on December 5, 2012, the Company resumed pharmaceutical drug development.

Corporate developments

Novogen

Board of Directors

The Company directors as at the date of this report are as follows:

Graham Kelly	Chairman (appointed on December 7, 2012)
Steven Coffey	Non-Executive Director (appointed on November 8, 2012)
John O’Connor	Non-Executive Director (appointed on May 25, 2012)
Peter Gunning	Non-Executive Director (appointed on March 3, 2014)
Iain Ross	Non-Executive Director (appointed on March 3, 2014)

Former directors who served during the financial year ended June 30, 2014:

Robert Birch	Non-Executive Director (resigned on March 3, 2014)
Andrew Heaton	Executive Director (resigned on March 3, 2014)

More information on each of the current Directors is contained under item 6 “Directors, Senior Management and Employees” commencing on page 28.

Kai Medical

On July 27, 2012, the previous Board of Novogen announced that it had entered into a merger agreement with Kai Medical Holdings Limited, a US-based company whose business is focused on sleep apnoea therapy devices. That agreement was terminated shortly after when advice was received that the merger would have created problems with ASX listing rules.

Disposal of MEI Pharma, Inc.

Novogen was a majority (approximately 60%) shareholder in MEI Pharma, Inc. (‘MEI’). MEI held the Company’s intellectual property in the field of isoflavonoid drugs.

On November 17, 2012, Novogen shareholders approved the in-specie distribution of MEI, that distribution eventually occurring on November 27, 2012.

Glycotex, Inc.

Glycotex, Inc. previously held the Company’s glucan technology intellectual property for the treatment of trophic ulcers. That intellectual property was sold on July 27, 2012 for total cash proceeds of A$150,000 to a private US-based company.

On November 27, 2012, the Company sold the remaining shell company to another private US-based company.

Triaxial Pharmaceuticals Pty Ltd

On December 5, 2012, the Company acquired the biotechnology company Triaxial Pharmaceuticals Pty Ltd. Triaxial developed a novel technology platform allowing the design and construction of novel family of compounds that Triaxial refers to as super-benzopyrans. The Company acquired the outstanding shares of Triaxial Pharmaceuticals Pty Ltd which included its shareholders Dr Graham Kelly, Dr Andrew Heaton and Robert Birch, who became directors of Novogen as a result of this transaction. 15.4 million Novogen shares were issued at a fair value of $0.09 per share as part of the acquisition and a $1.5 million loan, payable to the Triaxial shareholders.

CanTx Inc.

In November 2013, the Company entered into a joint venture arrangement with Yale University (‘Yale’), in which the Company owns 85% of the joint venture company. The purpose of the joint venture company, CanTx Inc., (‘CanTx’) was to pool the resources of both parties in order to develop drugs for the treatment of ovarian cancer. A series of agreements underpin this joint venture. The first of those is a licensing agreement from the Company to CanTx that allows CanTx to access the Company patent portfolio of super-benzopyrans drugs in order to identify a lead candidate compound for its objective of developing an intra-abdominal product capable of treating any intra-abdominal cancer, but with a particular focus on ovarian cancer. A licensing agreement between Yale and CanTx gave CanTx access to certain Yale cell culture technology and animal models and facilities and resources. A sponsored research agreement between CanTx and Yale identified the appropriate research plan to be undertaken by Yale, and a shareholders’ agreement between all parties comprised a commitment from the Company to fund CanTx for up to three years for up to a maximum of $2 million. Yale and CanTx devised a construct comprising Trx-1 in a guided drug delivery system and commenced animal studies to investigate its utility both as an intra-peritoneal and intravenous product for the treatment of ovarian cancer.

Other

On February 5, 2013, the Company announced the filing of a provisional patent application with the Patent Office covering the manufacture and use of super-benzopyrans.

On February 18, 2013, the Company announced results of an important study concerning its lead experimental drug CS-6. Initial studies showed highly effective results regarding ovarian cancer stem cells.

On October 8, 2013, the Company announced the acquisition of the anti-tropomyosin technology from Genscreen Pty Ltd.

On May 2, 2014, the Company announced a partnership with Genea Biocells Pty Ltd to investigate promising new approaches using the super-benzopyrans technology to treat neurodegenerative and musculodegenerative diseases.

On May 5, 2014, the Company joined CODA (the Children’s Oncology Drug Alliance) to facilitate the development of treatments for childhood cancers, using both the super-benzopyran and anti-tropomyosin drug technology platforms.

In June 2014, the Company identified three leading super-benzopyran drug candidates. These were Cantrixil (licensed to CanTx) and intended for the treatment of ovarian cancer, Trilexium, intended for the treatment of primary brain cancer and TrX-7, intended for the treatment of systemic cancers, particularly prostate cancer.

Building Lease Assignment

Following the disposal of MEI, in June 2013 the Company assigned its property leased in North Ryde, New South Wales, Australia, as it no longer needed the excess space and has since relocated to smaller premises in Hornsby, New South Wales, Australia.

Capital raising

In June 2014, the Board adopted a strategy intended to provide the Company with sufficient funding for the foreseeable future and to sustain the Company as a going concern. The strategy was to raise capital in several tranches through the placement of new securities to underwrite Company plans for an active R&D program, with the goal of bringing at least two and possibly a third new drug into clinical testing by the end of 2015.

During the financial year the Company raised cash amounting to A$5,500,000 with a face value of A$6,050,000 by way of issue of four tranches of convertible notes to Hudson Bay, of which A$4,645,000 face value was converted into 29,459,432 ordinary shares in the Company.

Research and development

The Company has two drug technology platforms and has made considerable advances over the past 12 months in its objective of bringing both platforms into the clinic.

The super-benzopyran (‘SBP’) technology is proprietary to Novogen, having being acquired through the acquisition of Triaxial Pharmaceuticals Pty Ltd in December 2012.

SBP drugs are distinguished by their ability to kill the full hierarchy of cells within a cancer (cancer stem cells and somatic cancer cells), the first drug candidates to do so. Three lead candidate compounds have been selected for further development:

•

Cantrixil (owned by CanTx Inc., the joint venture company between Novogen and Yale) is an intra-peritoneal product intended for the treatment of abdominal cancers such as ovarian cancer and pancreatic cancer;

•	Trilexium is intended for the treatment of neural cancers (glioblastoma, neuroblastoma); and

•	Trx-7 is intended for the treatment of prostate cancer.

Both Cantrixil and Trilexium are completing their prescribed formal pre-clinical programs ahead of anticipated entry into Phase 1 clinical studies in mid-2015.

An unexpected extension of the SBP program occurred during the financial year with the serendipitous observation that SBP compounds exerted a regulatory effect over stem cells that went well beyond that of killing cancer stem cells. This regulatory effect included an ability to promote and ‘normalize’ the function of aberrant tissue stem cells from embryos carrying genetic disorders such as neurodegenerative diseases. From this has come an emerging R&D program known as ‘Operation Jacob Hope’ that is looking at the prospect of developing SBP drug candidates as potential therapies for neurodegenerative diseases such as Alzheimer’s and motor neurone disease, and musculodegenerative diseases such as the range of muscular dystrophies. This also has extended into a regenerative medicine program investigating the ability of the SBP drugs to promote the repair by neural stem cells of damaged brain, spinal cord and peripheral nerve tissue.

The second drug technology platform is the anti-tropomyosins (‘ATMs’). Novogen acquired this technology in 2013 from Genscreen Pty Ltd, another Australian biotech company. The anti-tropomyosins target the cytoskeleton of the cancer cell in a way that when combined with standard chemotherapies such as the taxanes and vinca alkaloids that also target the cytoskeleton, result in comprehensive destruction of the cancer cell’s skeletal structure. The Company has identified a small library of ATMs that exhibit high anti-cancer potency in both cell culture and in animal models and anticipates being able to identify the lead drug candidate during 3Q14. The clinical indications being pursued with the ATM technology are melanoma, prostate cancer and neuroblastoma.

Geographical Information

See Item 18. “Financial Statements – Note 4 – Operating Segments” for geographical information. Since the acquisition of Triaxial Pharmaceuticals Pty Ltd the principal activities were in Australia.

Patent Protection

The most important area of the intellectual property (‘IP’) of the Company is the discovery of compounds that the Company has self-described as super-benzopyrans and the drug technology acquired from Genscreen Pty Ltd, the anti-tropomyosins, which have biological activity. This is the basis of the Company’s drug development program. The Company currently has applied for several provisional patents and is in the process of gathering pre-clinical data that will be added to that and other pending patent applications in order to seek protection over claims relating to composition of matter, process, and use.

The Company pursues a broad patent filing strategy based on multiple Patent Cooperation Treaty (‘PCT’) applications with particular attention paid to those member countries offering the most significant market opportunities for its future products.

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

Regulatory requirements

Australian Regulatory Requirements

The Therapeutic Goods Act 1989 (‘1989 Act’), sets out the legal requirements for the import, export, manufacture and supply of pharmaceutical products in Australia. The 1989 Act requires that all pharmaceutical products to be imported into, supplied in, manufactured in or exported from Australia be included in the Australian Register of Therapeutic Goods (‘ARTG’), unless specifically exempted under the Act.

Medicines with a higher level of risk (prescription medicines, some non-prescription medicines) are evaluated for quality, safety and efficacy and are registered on the ARTG. Medicines with a lower risk (many over the counter medicines including vitamins) are assessed only for quality and safety. Medicines included in the ARTG can be identified by the AUST R number (for registered medicines) or an AUST L number (for listed medicines) which appears on the packaging of the medicine.

In order to ensure that a product can be included in the ARTG, a sponsoring company must make an application to the Therapeutic Goods Administration (‘TGA’). The application usually consists of a form accompanied by data (based on the EU requirements) to support the quality, safety and efficacy of the product for its intended use and payment of a fee. Application details are available on the TGA website www.tga.gov.au.

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

Once an application is accepted for evaluation, aspects of the data provided are allocated to evaluators within the different relevant sections, who prepare clinical evaluation reports. Following evaluation, the chemistry, quality control bioavailability and pharmacokinetics aspects of a product may be referred to a Pharmaceutical Sub-Committee (‘PSC’), which is a sub-committee of the TGA prescription medicine expert advisory committee, the Advisory Committee on Prescriptive Medicines (‘ACPM’) to review the relevant clinical evaluation reports.

The clinical evaluation reports (along with any resolutions of the ACPM sub-committee) are then sent to the sponsoring company who then has the opportunity to comment on the views expressed within the evaluation report, provide corrections and to submit supplementary data to address any issues raised in the evaluation reports.

Once the evaluations are complete, the TGA prepares a summary document on the key issues on which advice will be sought from either the ACPM (for new medicines) or from the Peer Review Committee (‘PRC’) for extensions to products which are already registered. This summary is sent to the sponsoring company, which is able to submit a response to the ACPM or PRC dealing with issues raised in the summary and those not previously addressed in the evaluation report. The ACPM/PRC provide independent advice on the quality, risk-benefit, effectiveness and access of the product and conduct medical and scientific evaluations of the application. The ACPM meets every two months to examine the applications referred by the TGA and its resolutions are provided to the sponsoring company after five working days after the ACPM meeting.

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

U.S. Regulatory Requirements

The FDA regulates and imposes substantial requirements upon the research, development, pre-clinical and clinical testing, labelling, manufacture, quality control, storage, approval, advertising, promotion, marketing, distribution, import and export of pharmaceutical products including drugs and biologics, as well as significant reporting and record-keeping obligations. State governments may also impose obligations in these areas.

In the U.S., pharmaceutical products are regulated by the FDA under the Federal Food, Drug, and Cosmetic Act (‘FDCA’), and other laws in the case of biologics, the Public Health Service Act and other acts that implement regulations. The Company believes that the FDA will regulate its products as drugs. The process required by the FDA before drugs may be marketed in the U.S. generally involves the following:

•

pre-clinical laboratory evaluations, including formulation and stability testing, and animal tests performed under the FDA’s Good Laboratory Practices regulations to assess pharmacological activity and toxicity potential;

•

submission and approval of an IND Application, including results of pre-clinical studies, clinical experience, manufacturing information, and protocols for clinical tests, which must become effective before clinical trials may begin in the U.S.;

•	obtaining approval of Institutional Review Boards (‘IRBs’), to administer the products to human subjects in clinical trials;

•	adequate and well-controlled human clinical trials to establish the safety and efficacy of the product for the product’s intended use;

•	development of manufacturing processes which conform to FDA current Good Manufacturing Practices (‘cGMPs’), as confirmed by FDA inspection;

•	submission of results for pre-clinical and clinical studies, and chemistry, manufacture and control information on the product to the FDA in a New Drug Approval (‘NDA’) Application; and

•	FDA review and approval of an NDA, prior to any commercial sale, promotion or shipment of a product.

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

Human clinical trials are typically conducted in three sequential phases that may overlap, which are:

•

Phase I: The drug is initially introduced into healthy human subjects or patients and tested for safety and dosage tolerance. For oncology medicines, patients with the target disease may be used rather than healthy patients. Absorption, metabolism, distribution, and excretion testing, among other tests, are generally performed at this stage. These studies may also provide early evidence of effectiveness. The maximum tolerated dose of the drug may be calculated from Phase I studies;

•

Phase II: The drug is studied in controlled, exploratory therapeutic trials in a limited number of subjects with the disease or medical condition for which the new drug is intended to be used in order to identify possible adverse effects and safety risks, to determine the preliminary or potential efficacy of the product for specific targeted diseases or medical conditions, and to determine dosage tolerance and the optimal effective dose; and

•

Phase III: When Phase II studies demonstrate that a specific dosage range of the drug is likely to be effective and the drug has an acceptable safety profile, controlled, large-scale therapeutic Phase III trials are undertaken at multiple study sites to demonstrate clinical efficacy and to further test for safety in an expanded patient population. These studies are used to evaluate the overall benefit – risk relationship of the drug and provide a basis for physician labelling.

The Company cannot be certain that it will successfully complete Phase I, Phase II, or Phase III testing of its products within any specific time period, if at all. Furthermore, the FDA, the IRB or the Company may suspend or terminate clinical trials at any time on various grounds, including a finding that the subjects or patients are being exposed to an unacceptable health risk.

Results of pre-clinical studies and clinical trials, as well as detailed information about the manufacturing process, quality control methods, and product composition, among other things, are submitted to the FDA as part of an NDA seeking approval to market and commercially distribute the product on the basis of a determination that the product is safe and effective for its intended use. Before approving an NDA, the FDA will inspect the facilities at which the product is manufactured and will not approve the product unless cGMP compliance is satisfactory. If applicable regulatory criteria are not satisfied, the FDA may deny the NDA or require additional testing or information. As a condition of approval, the FDA also may require post-marketing testing or surveillance to monitor the product’s safety or efficacy. Even after an NDA is approved, the FDA may impose additional obligations or restrictions (such as labelling changes), or even suspend or withdraw a product approval on the basis of data that arise after the product reaches the market, or if compliance with regulatory standards is not maintained. The Company cannot be certain that the FDA on a timely basis, if at all will approve any NDA it submits. Also, any such approval may limit the indicated uses for which the product may be marketed. Any refusal to approve, delay in approval, suspension or withdrawal of approval, or restrictions on indicated uses could have a material adverse impact on the Company’s business prospects.

A user fee, pursuant to the requirements of the Prescription Drug User Fee Act (‘PDUFA’), and its amendments, must accompany each NDA. According to the FDA’s fee schedule, effective on October 1, 2014, for the fiscal year 2015, the user fee for an application requiring clinical data, such as an NDA, is US$2,335,200. The FDA adjusts the PDUFA user fees on an annual basis. PDUFA also imposes an annual product fee for prescription drugs and biologics (US$110,370), and an annual establishment fee (US$569,200) on facilities used to manufacture prescription drugs and biologics. A written request can be submitted for a waiver under certain circumstances. Waivers may be possible for the application fee for the first human drug application that is filed by a small business, as defined by the FDCA, but there are no small business waivers for product or establishment fees. Waivers may also be possible for one or more fees, upon written request, when a waiver or reduction is necessary to protect the public health, the user fees would present a significant barrier to innovation, or the fees are anticipated to exceed the present or future costs incurred by FDA. The Company is not at the stage of development with its products where it is subject to these fees, but they are significant expenditures that may be incurred in the future and must be paid at the time of application submissions to FDA.

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

After product approval, there are continuing significant regulatory requirements imposed by the FDA, including record-keeping requirements, obligations to report adverse events in patients using the products, and restrictions on advertising and promotional activities. Quality control and manufacturing procedures must continue to conform to cGMPs, and the FDA periodically inspects facilities to assess cGMP compliance. Additionally, post-approval changes in ingredient composition, manufacturing processes or facilities, product labelling, or other areas may require submission of a NDA Supplement to the FDA for review and approval. New indications will require additional clinical studies and submission of a NDA Supplement. Failure to comply with FDA regulatory requirements may result in an enforcement action by the FDA, including warning letters, product recalls, suspension or revocation of product approval, seizure of product to prevent distribution, impositions of injunctions prohibiting product manufacture or distribution, and civil and criminal penalties. Maintaining compliance is costly and time-consuming. The Company cannot be certain that it, or its present or future suppliers or third-party manufacturers, will be able to comply with all FDA regulatory requirements, and potential consequences of non-compliance could have a material adverse impact on its business prospects.

The FDA’s policies may change, and additional governmental regulations may be enacted that could delay, limit, or prevent regulatory approval of the Company’s products or affect its ability to manufacture, market, or distribute its products after approval. Moreover, increased attention to the containment of healthcare costs in the U.S. and in foreign markets could result in new government regulations that could have a material adverse effect on the business. The Company’s failure to obtain coverage, an adequate level of reimbursement, or acceptable prices for future products could diminish any revenues the Company may be able to generate. The Company’s ability to commercialize future products will depend in part on the extent to which coverage and reimbursement for the products will be available from government and health administration authorities, private health insurers, and other third-party payers. EU member states and U.S. government and other third-party payers increasingly are attempting to contain healthcare costs by consideration of new laws and regulations limiting both coverage and the level of reimbursement for new drugs. The Company cannot predict the likelihood, nature or extent of adverse governmental regulation that might arise from future legislative or administrative action, either in the U.S. or abroad.

The Company’s activities may also be subject to state laws and regulations that affect its ability to develop and sell products. The Company is also subject to numerous federal, state, and local laws relating to such matters as safe working conditions, clinical, laboratory, and manufacturing practices, environmental protection, fire hazard control, and disposal of hazardous or potentially hazardous substances. The Company may incur significant costs to comply with such laws and regulations now or in the future, and the failure to comply may have a material adverse impact on the Company.

The FDCA includes provisions designed to facilitate the development and expedite the review of drugs and biological products intended for treatment of serious or life-threatening conditions that demonstrate the potential to address unmet medical needs for such conditions. These provisions set forth a procedure for designation of a drug as a “fast track product”. The fast track designation applies to the combination of the product and specific indication for which it is being studied. A product designated as fast track is ordinarily eligible for additional programs for expediting development and review, but products that are not in fast-track drug development programs may also be able to take advantage of these programs if they meet the necessary requirements. These programs include priority review of NDAs and accelerated approval. Drug approval under the accelerated approval regulations may be based on evidence of clinical effect on a surrogate endpoint that is reasonably likely to predict clinical benefit. A post-marketing clinical study will be required to verify clinical benefit, and other restrictions to assure safe use may be imposed.

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

The Best Pharmaceuticals for Children Act (‘BPCA’), signed into law on January 4, 2002, was reauthorized and amended by the FDA Amendments Act of 2007 (‘FDAAA’). The reauthorization of BPCA provides an additional six months of exclusivity to NDA applicants that conduct and file acceptable paediatric studies of new and currently marketed drug products for which paediatric information would be beneficial, as identified by FDA in a Pediatric Written Request. The Pediatric Research Equity Act (‘PREA’), signed into law on December 3, 2003, also was reauthorized and amended by FDAAA. The reauthorization of PREA requires that most applications for drugs and biologics include a paediatric assessment (unless waived or deferred) to ensure the drugs’ and biologics’ safety and effectiveness in children. Such paediatric assessment must contain data, gathered using appropriate formulations for each age group for which the assessment is required, that are adequate to assess the safety and effectiveness of the drug or the biological product for the claimed indications in all relevant paediatric subpopulations, and to support dosing and administration for each paediatric subpopulation for which the drug or the biological product is safe and effective. The paediatric assessments can only be deferred provided there is a timeline for the completion of such studies. The FDA may partially waive or fully waive the paediatric assessment requirement for several reasons, including if the applicant can demonstrate that necessary studies are impossible or highly impracticable. The FDA Safety and Innovation Act permanently renewed and strengthened BPCA and PREA.

European Union Regulatory Requirements

Outside the U.S., the Company’s ability to market its products will also be contingent upon receiving marketing authorizations from the appropriate regulatory authorities and compliance with applicable post-approval regulatory requirements. Although the specific requirements and restrictions vary from country to country, as a general matter, foreign regulatory systems include risks similar to those associated with FDA regulation, described above. Under EU regulatory systems, marketing authorizations may be submitted either under a centralized or a national procedure. Under the centralized procedure, a single application to the European Medicines Agency (‘EMA’) leads to an approval granted by the European Commission that permits the marketing of the product throughout the EU. The centralized procedure is mandatory for certain classes of medicinal products, but optional for others. For example, all medicinal products developed by certain biotechnological means, and those developed for cancer and other specified diseases and disorders, must be authorized via the centralized procedure. The Company assumes that the centralized procedure will apply to its products that are developed by means of a biotechnology process. The national procedure is used for products not requiring authorization by the centralized procedure. Under the national procedure, an application for a marketing authorization is submitted to the competent authority of one member state of the EU. The holders of a national marketing authorization may submit further applications to the competent authorities of the remaining member states via either the decentralized or mutual recognition procedure. The decentralized procedure enables applicants to submit an identical application to the competent authorities of all member states where approval is sought at the same time as the first application, while under the mutual recognition procedure, products are authorized initially in one member state, and other member states where approval is sought are then requested to recognize the original authorization based upon an assessment report prepared by the original authorizing competent authority. Both the decentralized and mutual recognition procedures should take no longer than 90 days, but if one member state makes an objection, which under the legislation can only be based on a possible risk to human health, the application will be automatically referred to the Committee for Medicinal Products for Human Use (‘CHMP’) of the EMA. If a referral for arbitration is made, the procedure is suspended. However, member states that have already approved the application may, at the request of the applicant, authorize the product in question without waiting for the result of the arbitration. Such authorizations will be without prejudice to the outcome of the arbitration. For all other concerned member states, the opinion of the CHMP, which is binding, could support or reject the objection or alternatively could reach a compromise position acceptable to all EU countries concerned. The arbitration procedure may take an additional year before a final decision is reached and may require the delivery of additional data.

As with FDA approval, the Company may not be able to secure regulatory approvals in the EU in a timely manner, if at all. Additionally, as in the U.S., post-approval regulatory requirements, such as those regarding product manufacture, marketing, or distribution, would apply to any product that is approved in the EU, and failure to comply with such obligations could have a material adverse effect on the Company’s ability to successfully commercialize any product.

The conduct of clinical trials in the EU is governed by the European Clinical Trials Directive (2001/20/EC), which was implemented in May 2004. This Directive governs how regulatory bodies in member states control clinical trials. No clinical trial may be started without a clinical trial authorization granted by the national competent authority and favorable ethics approval.

Accordingly, there is a marked degree of change and uncertainty both in the regulation of clinical trials and in respect of marketing authorizations that face the Company or its products in the EU.

Stock market listing compliance

The Company has met the compliance requirements for both its NASDAQ and ASX listings and accordingly has not been in breach of those requirements.

Organizational structure

Corporate structure

Novogen Limited is a public company limited by shares and is incorporated and domiciled in Australia. Novogen Limited and its controlled entities “Novogen” or the “Group” or “consolidated entity” have prepared a consolidated financial report incorporating the entities that Novogen Limited controlled as at the end of the fiscal year 2014, which included the following controlled entities:

		Equity holding		Acquired
Name	Country of incorporation	2014%	2013%

Novogen Laboratories Pty Ltd	Australia	100.00%	100.00%
Novogen Research Pty Ltd	Australia	100.00%	100.00%
Novogen North America Inc.	United States of America	100.00%	100.00%
Triaxial Pharmaceuticals Pty Ltd	Australia	100.00%	100.00%	December 5, 2012
Novogen Inc.	United States of America	100.00%	100.00%
CanTx. Inc.	United States of America	85.00%	—%	November 5, 2013

Property, plant and equipment

The Company leases moderate office space in Hornsby, New South Wales, Australia, which is used as its corporate headquarters. The Company has entered into two short term leases on this property which expires in May 2016. On renewal, the terms of the lease are renegotiated. The Company believes these facilities will adequately meet the Company’s needs for the foreseeable future.

Item 4A.	Unresolved Staff Comments

None.

Item 5.	Operating and Financial Review and Prospects

The following discussion and analysis should be read in conjunction with Item 18. “Financial Statements” included below. Operating results are not necessarily indicative of results that may occur in future periods. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. The actual results may differ materially from those anticipated in the forward-looking statements as a result of many factors including, but not limited to, those set forth under “Forward-Looking Statements” and “Risk Factors” in Item 3. “Key Information” included above in this Annual Report on Form 20-F. All forward-looking statements included in this document are based on the information available to the Company on the date of this document and the Company assumes no obligation to update any forward-looking statements contained in this Annual Report on Form 20-F.

Application of critical accounting policies

The significant accounting policies are summarized in Item 18. “Financial Statements – Note 2 – Significant Accounting Policies”.

Revenue recognition

Revenue is recognised when it is probable that the economic benefits will flow to the consolidated entity and the revenue can be reliably measured. In determining the economic benefits, provisions are made for certain trade discounts and returned goods.

Returns

Over the last three years, returns and estimates of return liability were not considered material and are detailed below:

	Balance at beginning of the year A$’000	Charged to cost and expense A$’000	Actual returns A$’000	Balance at the end of the year A$’000
Allowance for sales returns:
Year ended June 30, 2012^	0	16	16	0
Year ended June 30, 2013*	0	0	0	0
Year ended June 30, 2014*	0	0	0	0

^	Information based on discontinuing operations.
*	Information based on current continuing operations.

Discounts

Discounts are generally calculated as deductions off the Company’s invoice price and as such do not require significant judgment in determining accrual amounts. Over the last three years, the discounts and estimate of claims were not considered material and are detailed below:

	Balance at beginning of the year A$‘000	Charged to cost and expense A$‘000	Actual discounts A$‘000	Balance at the end of the year A$‘000
Allowance for sales discounts:
Year ended June 30, 2012^	70	26	96	0
Year ended June 30, 2013*	0	0	0	0
Year ended June 30, 2014*	0	0	0	0

^	Information based on discontinuing operations.
*	Information based on current continuing operations.

Inventory adjustments

Inventories are measured at the lower of cost or net realizable value. The Company reviewed the components of inventory on a regular basis for excess, obsolete and impaired inventory based on estimated future usage and sales. Following the sale of the consumer business in August 2011, the Company no longer owns any inventory.

For additional information on significant accounting policies refer to Item 18. “Financial Statements – Note 2 – Significant Accounting Policies”.

Discontinued operations

On November 27, 2012, the Company disposed of the operations of MEI Pharma, Inc. (‘MEI’) and its subsidiary MEI Pharma Pty Limited in which it held majority ownership, via an in-specie distribution to its shareholders. MEI held the intellectual property originally developed by Novogen in the field of isoflavonoid drugs. The net gain on disposal was A$5.0 million. This has been classified as a discontinued operation for the purpose of this report.

On August 1, 2011, the Company completed the sale of its consumer products business to Pharm-a-Care Laboratories Pty Limited for a total sale price of A$9.5 million in cash, resulting in a net gain of A$8.0 million. This business has been classified as a discontinued operation for the purposes of this report.

For additional information on discontinued operations refer to Item 18. “Financial Statements – Note 9 – Discontinued operations”.

Results of operations

The following table provides a summary of revenues and expenses to supplement the more detailed discussions below:

Statements of profit or loss and other comprehensive income

For the year ended 30 June 2014

	Consolidated
	2014 A$‘000	2013 A$‘000	2012 A$‘000	2014 US$‘000
Revenue from continuing operations	87	1,112	1,447	82

Other income	342	618	927	322

Expenses
Research and development expense	(2,476)	(256)	(844)	(2,334)
General and administrative expense	(4,267)	(2,850)	(3,001)	(4,023)
Net fair value loss on convertible note derivate	(540)	—	—	(509)
Finance costs	(715)	(132)	—	(674)

Loss before income tax expense from continuing operations	(7,569)	(1,508)	(1,471)	(7,136)

Income tax expense	—	—	—	—

Loss after income tax expense from continuing operations	(7,569)	(1,508)	(1,471)	(7,136)

Profit after income tax expense from discontinued operations	—	723	121	—

Loss after income tax expense for the year	(7,569)	(785)	(1,350)	(7,136)

Other comprehensive income

Items that may be reclassified subsequently to profit or loss

Loss on the revaluation of available-for-sale financial assets, net of tax	(11)	—	—	(10)

Net exchange difference on translation of financial statements of foreign controlled entities, net of tax	29	3,968	(278)	27

Other comprehensive income for the year, net of tax	18	3,968	(278)	17

Total comprehensive income for the year	(7,511)	3,183	(1,628)	(7,119)

Operating results – Fiscal 2014 compared to Fiscal 2013

Revenue

The consolidated entity’s revenue declined from A$1,112,000 in 2013 to $87,000 in 2014, due to change of operations.

Revenue from royalties in 2013 ceased following the changes in operations in 2012.

Net loss

The consolidated entity incurred a loss after income tax of A$7,569,000 (2013: A$785,000), was in a net current liability position of A$609,000 (2013: net asset position of A$1,439,000) and had net cash outflows from operating activities of A$5,709,000 (2013: A$8,795,000) for fiscal 2014.

Research and development expenses from continuing operations for fiscal 2014 was A$2,476,000 representing an increase of A$2,200,000 in comparison with fiscal 2013. This increase is due to ongoing implementation of research and development programs, in line with our Corporate Developments as noted on page 12.

General and administrative costs from continuing operations for fiscal 2014 amounted to A$4.267,000 representing an increase of A$1,417,000 in comparison with fiscal 2013. This increase is due to amortisation of intellectual property and employment related expenses.

Finance costs from continuing operations were A$1,255,000 representing an increase of A$1,123,000 in comparison with fiscal 2013.

Operating results – Fiscal 2013 compared to Fiscal 2012

Revenue

Revenue of A$1,112,000 in fiscal 2013 decreased by A$335,000 when compared to fiscal 2012 and consisted primarily of deferred Royalty income from Archer Daniels Midlands. The decrease resulted from revenue recognised under the Royalty agreement ceasing in May 2013, and also from a decrease in interest income received.

Net loss

The operating loss attributable to Novogen shareholders for fiscal 2013 was A$1,031,000, after allowing for profits attributable to non-controlling interests of A$246,000, compared to a profit of A$1,309,00 for fiscal 2012.

The net loss from continuing operations after income tax for the consolidated entity for fiscal 2013 increased by A$37,000 to A$1,508,000 from A$1,471,000 for fiscal 2012. Part of the increase was due the expensing of imputed interest on the convertible note of A$132,000.

Research and development expenses from continuing operations decreased by A$588,000 to A$256,000 million for fiscal 2013, which represents discontinuation of expenditure related to the previous operations.

General and administrative costs from continuing operations have decreased by A$151,000 due to a number of factors including a change in board and management structure during the period.

The net profit after tax from discontinued operations was A$732,000 for fiscal 2013 compared to A$121,000 for fiscal 2012. The discontinued operations represent MEI and the Company’s consumer products business that were disposed of during the current and previous fiscal years.

The consumer products business was sold in August 2011 for A$9,500,000. Costs associated with the sale of this business include commission and legal fees of A$490,000 and termination payments of A$1,018,000 resulting in a net gain from disposal of A$7,992,000.

The MEI business was divested in November 2012 via an in-specie distribution. The net gain was A$4,951,000 after adjusting for the derecognition of the foreign currency reserve and impairment provisions.

Liquidity and capital resources

Cash resources

At June 30, 2014, the consolidated entity had total funds of A$2,502,000 compared to $2,738,000 as at June 30, 2013.

During fiscal 2014, the consolidated entity had net cash outflows from operating activities of A$5,709,000 compared to cash outflows of A$8,795,000 in fiscal 2013.

The consolidated entity invests its cash and cash equivalents in interest bearing facilities with various maturity dates. At the end of fiscal 2014, term deposits amounting to A$16,000 had a weighted average interest rate of 2.6% and cash deposits at call of A$2,486,000 had a weighted average interest rate of 0.25%.

At June 30, 2014, the consolidated entity did not hold any derivative financial instruments for managing its foreign currency; however, the consolidated entity may from time to time enter into hedging arrangements where circumstances are deemed appropriate.

The Company believes that its future ability to fund its operations will be dependent on deriving sufficient cash from investors through successful capital raising and return from government grants as part of the Research and Development Tax Incentive Program available in Australia.

The Company continuously pursues opportunity for non-dilutive funding, such as grant applications.

The Company cannot provide assurance that it or its subsidiaries will be able to raise the funds necessary to complete the planned clinical trial programs, or find appropriate collaboration or licensing opportunities. For more information on future funding requirements of the subsidiaries please refer to the disclosure contained in the Risk Factors section of this report.

The Company has historically financed its operations primarily from equity capital.

On April 24, 2013, the Company raised A$2,400,000 through the issue of 14,425,150 ordinary shares at a price of 16.5 cents per share.

On May 28, 2013, the Company raised A$790,000 through the issue of 4,645,207 ordinary shares at a price of 17.0 cents as part of a Share Purchase Plan.

During fiscal 2014, the Company raised cash amounting to A$5,500,000 with a face value of A$6,050,000 by way of issue of four tranches of convertible notes to Hudson Bay, of which A$4,645,000 face value was converted into 29,459,432 ordinary shares in the Company.

There are no commitments for capital expenditure outstanding at the end of the financial year.

See Item 18. “Financial Statements – Note 26 – Financial Instruments” for disclosures about financial risk management including interest rate risk, foreign currency risk and liquidity risk.

Research and Development

Research and development policy

Expenditure during the research phase of a project is recognized as an expense when incurred. Development costs are capitalized only when technical feasibility studies identify that the project will deliver future economic benefits and these benefits can be measured reliably.

The Company spent A$2,476,000, A$2,547,000 and A$6,057,000 on research and development expenditure from both continuing and discontinued operations during fiscal 2014, 2013 and 2012 respectively. All of these costs have been recognised as an expense in the statement of profit or loss in the respective periods.

It is not possible to reasonably estimate the cost and timing of project completion due to the uncertainty of the research and development projects being undertaken by the Company and the nature of the research being early phase and the product being pre-clinical. The costs of research and development projects are not estimated on a project by project basis. An analysis of costs between projects may only be performed on an arbitrary and subjective basis.

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

Off-balance sheet arrangements

The Company does not have any off-balance sheet arrangements.

Tabular disclosure of contractual obligations

The following table sets forth the Company’s contractual obligations for the periods as at June 30, 2014

	2014 A$‘000	Thereafter A$‘000	Total A$‘000

Operating Leases^	80	72	152
Convertible Notes*	2,905	—	2,905

	2,985	72	3,057

^	Operating lease commitments includes contracted amounts for leases of premises and plant and equipment under non-cancellable operating leases expiring within three years. On renewal, the terms of the leases are renegotiated. Leases for premises include an annual review for CPI increases.
*	Related to Triaxial Pharmaceuticals Pty Ltd acquisition and Hudson Bay funding agreement. The carrying amount of the convertible notes as at June 30, 2014 amounted to A$2,707,000 Repayment due dates subject to election and milestones. For further details on related party transactions refer to Item 7. – “Major Shareholders and Related Party Transactions”.

Item 6.	Directors, Senior Management and Employees

Directors

The names and details of the Company’s Directors at the date of this report are as follows:

Graham Kelly	Chairman
Steven Coffey	Non-Executive Director
John O’Connor	Non-Executive Director
Peter Gunning	Non-Executive Director (appointed on March 3, 2014)
Iain Ross	Non-Executive Director (appointed on March 3, 2014)

Former directors who served during the financial year ended June 30, 2014:

Robert Birch	Former Director (resigned on March 3, 2014)
Andrew Heaton	Former Director (resigned on March 3, 2014)

Directors were in office for the entire period unless otherwise stated.

Names, qualifications, experience and special responsibilities

Name:	Dr. Graham Kelly
Title:	Executive Chairman and Chief Executive Officer
Qualifications:	B.SC (Hons), B.V.Sc (Hons), D. Phil, Ph.D
Experience and expertise:	Graham is the founder, Chief Executive Officer (‘CEO’) and Chairman of Novogen Limited. He is also the founding Chairman of NASDAQ-listed MEI Pharma, Inc. (formerly Marshall Edwards Inc.). Both companies were built on the concept of benzopyran drug technology that emanated from over 25 years in medical cancer research and for which he held all relevant patents. Graham has overseen the design and implementation of 33 Phase I and II clinical trials, and a multinational Phase III trial in conjunction with the U.S. FDA.
Other current directorships:	None
Former directorships (last 3 years):	Chairman of Triaxial Pharmaceuticals Pty Ltd
Special responsibilities:	None

Name:	Steven Coffey
Title:	Non-Executive Director
Qualifications:	B. Comm., CA
Experience and expertise:	Steven is a chartered accountant, having spent his career in public practice since graduating from University of New South Wales, Australia in 1983. He has been a partner in the chartered accounting firm Watkins Coffey Martin since 1993. He is a registered company auditor and audits a number of large private companies as well as a number of not-for-profit entities. He has previously served on the board of an Australian listed public company. He is currently a board member of private family foundation.
Other current directorships:	None
Former directorships (last 3 years):	None
Special responsibilities:	Chairman of the Remuneration Committee and member of the Audit Committee

Name:	John O’Connor
Title:	Non-Executive Director
Qualifications:	BEc, MAICD
Experience and expertise:	John has spent his working life in the financial industry. In this time he has worked both in funds management and as a stockbroker. He has worked in the UK, U.S. and in Australia. He has held management roles and been a partner in securities businesses. He served on the Board of Lonsec Securities, a Zurich Insurance owned business, for several years. He has been a consultant to several biotech businesses, including Novogen Limited and MEI Pharma, Inc. assisting with fundraising.
Other current directorships:	None
Former directorships (last 3 years):	NuSep Holdings Limited (appointed October 10, 2011, resigned February 19, 2012)
Special responsibilities:	Chairman of the Audit Committee and member of the Risk and Governance Committee

Name:	Prof Peter Gunning
Title:	Non-Executive Director
Qualifications:	B.Sc (Hons), Ph.D
Experience and expertise:	Peter is the Head of the Oncology Research Unit in the School of Medical Sciences and Associate Dean (Research) in the Faculty of Medicine at the University of New South Wales, Australia. His research is focused on the development of new therapeutic strategies for the treatment of childhood cancer. These strategies target the skeleton of the cancer cell and build on the principles of cell architecture that Professor Gunning’s group has discovered over the last 20 years. Professor Gunning has published over 100 primary research articles and has recently edited the first book devoted to his field of research. Previous appointments have included leadership roles as Chair of the Division of Research at The Children’s Hospital at Westmead, Chair of the Westmead Research Hub Executive and Chair, Board of Bio-Link, a company established by the NSW Government to support commercialisation of biomedical intellectual property.
Other current directorships:	None
Former directorships (last 3 years):	None
Special responsibilities:	Member of the Risk and Governance Committee and member of the Remuneration Committee

Name:	Iain Ross
Title:	Non-Executive Director
Qualifications:	B.Sc. (Hons) C.Dir
Experience and expertise:	Iain based in the UK, is an experienced director on a number of Australian company boards. He is also currently Chairman of Ark Therapeutics Group Plc and a director of a number of other European based technology companies. In his career he has held senior positions at Coms Plc, Sandoz AG, Fisons Plc, Hoffmann-La Roche AG, and Celltech Group Plc and also undertaken a number of start-ups and turnarounds on behalf of banks and private equity groups. His track record includes multiple financing transactions having raised in excess of £300 million, both publicly and privately, as well as extensive experience of divestments and strategic restructurings and has many years in cross-border management as a Chairman and CEO. He has led and participated in four London Stock Exchange (‘LSE’) Initial Public Offerings, and has direct experience of mergers and acquisitions transactions in Europe, U.S. and the Pacific Rim.

Other current directorships:	Benitec Biopharma Limited, Tissue Therapies Limited and Ark Therapeutics Group Plc (LSE)
Former directorships (last 3 years):	Coms Plc
Special responsibilities:	Chairman of the Risk and Governance Committee, member of the Audit Committee and member of the Remuneration Committee

Executive officers’ profiles

Name:	David Brown
Title:	Chief Scientific Officer
Qualifications:	B.Sc. (Hons) Ph.D
Experience and expertise:	David was in charge of preclinical testing for Novogen’s oncology drugs between 2000 and 2010. In his new role, he oversees the entire portfolio of Research and Development programs and is responsible for developing evidence of the Company’s drug technology platforms.

Name:	Andrew Heaton
Title:	CEO & President of Novogen North America
Qualifications:	B.Sc (Hons) Ph.D
Experience and expertise:	Andrew has an extensive drug discovery background. He was one of the founders and former CEO of Triaxial Pharmaceuticals Pty Ltd. Based in the U.S., he oversees the formulation, patent and manufacture of the Company’s drug technology platforms.

Name:	Lionel Mateo
Title:	Company Secretary
Qualifications:	BCL, MCL
Experience and expertise:	Lionel was appointed Company Secretary on October 8, 2013 and provides secretarial services to the Company. Prior to specialising in corporate governance, Lionel worked in Criminal Law

Directors’ interests in the shares and options of the company:

	Ordinary shares fully paid	No. outstanding	Options Exercise price ($)	Expiry date

Current Directors
G Kelly	5,715,204	—	—	—
S Coffey	89,236	—	—	—
J O’Connor	278,601	—	—	—
R Birch	1,600,000	—	—	—

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

The current Board and its Remuneration Committee is of the view that its limited funds are best directed at the Company’s R&D efforts, while still providing a reasonable level of remuneration to its executives and directors.

Non-executive directors’ fees

The Constitution of the Company and the ASX listing rules specify that the aggregate remuneration of non-executive directors shall be determined from time to time by General Meeting. The last determination for the Company was at the Annual General Meeting held on October 28, 2005 when the shareholders approved an aggregate remuneration of A$560,000.

Non-executive directors’ fees are reviewed periodically by the Board and in due course are expected to be brought into line with those of companies of comparable market capitalization and stage of development. The remuneration of non-executive directors consists of directors’ fees and committee chairperson fees. Non-executive director fees proposed for the year ending 30 June 2015, amounting to A$240,900 in aggregate. The non-executive directors fee structure is a fixed fee model (inclusive of superannuation).

Executive directors and other key management personnel (‘KMP’) remuneration

KMP are defined as those persons having authority and responsibility for planning, directing and controlling the major activities of the group, directly or indirectly.

The Remuneration Committee in consultation with the executive directors and other senior executives have agreed to continue with their current levels of fixed remuneration that are based on salary alone, which have been in place since the restructuring of the Company on December 6, 2012. Fixed remuneration is base salary and superannuation. The Board determines an appropriate level of fixed remuneration for the CEO and Group Executives. Fixed remuneration is reviewed annually on anniversary start dates.

Company performance and link to remuneration

Remuneration is not directly linked to the performance of the Company.

Employee share option plan

The Company established an Employee Share Option Plan (‘ESOP’) that was approved by shareholders in October 2007 and reinstated by the Board in March 2014. However, considering the current tax implications for the issue of options to employees, the Board has decided to hold off issuing any options to employees until Commonwealth Law in Australia is amended to remove the current tax liability with respect to the ESOP.

The ESOP provides for the issue of options to eligible employees being an employee or director of the consolidated entity. The number and timing of options issued under the terms of the ESOP is entirely at the discretion of the Board.

Each option issued under the ESOP entitles its holder to acquire one fully paid ordinary share and is exercisable at a price generally equal to the weighted average price of such shares at the close of trading on the ASX for the five days prior to the date of issue. Options generally vest equally over a four year period from the date of grant and expire five years after grant date. No performance conditions apply to the options granted, however, the unvested option lapses if the employee ceases to be an employee during the vesting period. Options are not transferable and cannot be settled by the company in cash. The ESOP provides that in the event of a change of control of the Company or in the event that the Company is taken over, outstanding options become exercisable regardless of vesting status.

No options have been issued to any employee since the new Board assumed control on December 7, 2012.

The Remuneration Committee, as a cost-saving measure, currently is investigating a hybrid scheme in which shares and/or options could be issued in lieu of salary or as a reward for performance. Any change to the ESOP will need to be approved by shareholders.

Use of remuneration consultants

During fiscal 2014, the Company did not engage remuneration consultants.

B. Details of remuneration

Details of the remuneration of the directors and other KMP of the consolidated entity are set out in the following tables.

The KMP of the consolidated entity consisted of the following directors of Novogen Limited:

Dr Graham Kelly	Chairman
Steven Coffey	Non-Executive Director
John O’Connor	Non-Executive Director
Prof Peter Gunning	Non-Executive Director (appointed on March 3, 2014)
Iain Ross	Non-Executive Director (appointed on March 3, 2014)
Robert Birch	Former Non-Executive Director (resigned on March 3, 2014)
Dr Andrew Heaton	Former Non-Executive Director (resigned on March 3, 2014)

And the following persons:

Lionel Mateo	Company Secretary (appointed on October 8, 2013)
Dr Justine Stehn	ATM program director (appointed on February 17, 2014)
Dr Stephen Palmer	Degenerative disease program director (appointed on April 7, 2014)
Dr David Brown	Chief scientific officer
Christine Bruce	Financial controller and acting Chief Financial Officer (appointed on February 3, 2014)

	Short-term benefits			Post-employment benefits	Long-term benefits	Share-based payments	Total
	Cash salary and fees	Other	Non- monetary and termination	Super-annuation	Long service leave	Equity- settled
2014	A$	A$	A$	A$	A$	A$	A$
Non-Executive Directors:
S Coffey	28,642	—	—	25,000	—	—	53,642
J O’Connor	49,100	—	—	4,542	—	—	53,642
Prof P Gunning*	16,782	—	—	1,552	—	—	18,334
I Ross*	18,333	—	—	—	—	—	18,333
R Birch**	30,318	—	—	2,769	—	—	33,087

Executive Directors:
Dr G Kelly	332,775	—	—	35,000	—	—	367,775

Other Key Management Personnel:
L Mateo*	57,475	—	—	5,316	—	—	62,791
J Stehn*	52,500	—	—	4,856	—	—	57,356
S Palmer*	32,846	—	—	3,038	—	—	35,884
D Brown	200,000	—	—	17,212	—	—	217,212
C Bruce*	34,686	—	—	3,208	—	—	37,894
A Heaton***	272,506	6,531	—	6,646	—	—	285,683

	1,125,963	6,531	—	109,139	—	—	1,241,633

*	Remuneration from the date of appointment as KMP
**	Remuneration for the period to resignation as KMP
***	Remuneration for the full year, which includes the period to resignation as a director and the remainder of the year as a KMP. Salary paid in U.S. dollars, but disclosed in Australian dollars using a conversion rate of 0.9174

C. Employment agreements

It is the Remuneration Committee policy that employment contracts are entered into with each of the executives who are considered to be KMP. Under the terms of the contracts, remuneration is reviewed at least annually (or more often at the discretion of the Remuneration Committee). The employment contracts can be terminated by either party by giving six months’ notice in accordance with the terms of their contract or in the case of the Company by making a payment in lieu of six months’ notice to the employee. In the event of the Company terminating without cause, under the terms of the contract the amount payable on termination is equal to six months remuneration, in addition to any amount payable in lieu of notice. The Company may terminate the contracts at any time without cause if serious misconduct has occurred. In the event that employment is terminated for cause, no severance pay or other benefits are payable by the Company.

Remuneration in current employment contracts is salary only, with no additional benefits including cash bonuses or share options.

There were no share-based payments for the fiscal 2014.

D. Employee share option plan

The Company established an Employee Share Option Plan (‘ESOP’) which was approved by shareholders in October, 2007. The Plan provides for the issue of options to eligible employees being an employee or director of the Company or related company. The number and timing of options issued under the terms of the ESOP are entirely at the discretion of the Board.

Each option issued under the ESOP entitles its holder to acquire one fully paid ordinary share and is exercisable at a price generally equal to the weighted average price of such shares at the close of trading on the ASX for the five days prior to the date of issue. Options generally vest equally over a four year period from the date of grant and expire five years after grant date. No performance conditions apply to the options granted, however, the unvested option lapses if the employee ceases to be an employee during the vesting period. Options are not transferable and cannot be settled by the Company for cash. The ESOP provides that in the event of a change of control of the Company or in the event that the Company is taken over, outstanding options become exercisable regardless of vesting status.

No options have been issued under the ESOP to any employee since the new Board assumed control on December 7, 2012.

Remuneration options: granted and vested during the year

There were no options over ordinary shares issued to directors and other KMP as part of compensation that were outstanding as at June 30, 2014.

There were no options over ordinary shares granted to, or vested in, directors and other KMP as part of compensation during the year ended June 30, 2014.

There is no Board policy in relation to staff members limiting their exposure to risk as options vest subject to service criteria, not performance criteria.

Remuneration options: expired during the year

During year ended June 30, 2014, the following options granted by Novogen Limited under the ESOP lapsed:

	No. options	Exercise price		Expiry date
J O’Connor	45,644	A$	0.5260	March 6, 2014

Further detail on the remuneration, shares and options held by directors and other KMP are provided in Item 18. “Financial Statements – Note 28 – Key management personnel”.

Pension benefits

The Company has paid A$88,000 during fiscal 2014 for employee superannuation benefits and pension benefits.

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

In carrying out its responsibilities and functions, the Board may delegate any of its powers to a Board committee, a director, employee or other person subject to ultimate responsibility of the directors under the Australian Corporations Act 2001 (Cth).

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

Name	Position
John O’Connor	Non-Executive Director
Prof Peter Gunning	Non-Executive Director
Iain Ross	Non-Executive Director

There are procedures in place, agreed by the Board, to enable directors in furtherance of their duties to seek independent professional advice at the Company’s expense.

The appointment date of each director in office at the date of this report is as follows:

Name	Position	Year first appointed	Current term expires
Dr Graham E Kelly	Chief Executive Officer, Chairman	2012	November 2015
Steven Coffey	Non-Executive Director	2012	November 2016
John O’Connor	Non-Executive Director	2012	November 2015
Prof Peter Gunning	Non-Executive Director	2014	November 2014
Iain Ross	Non-Executive Director	2014	November 2014

Former directors who served during the fiscal 2014:

Andrew Heaton	Former Executive Director	2012	Resigned March 2014
Robert Birch	Former Non-Executive Director	2012	Resigned March 2014

Further details on each director can be found in “Names, qualifications, experience and special responsibilities” above.

Term of Directors

The Company’s Constitution requires that at each Annual General Meeting of the Company, one third (or the number nearest to but not exceeding one third) of the directors, (excluding a director who is the Managing Director, and a director appointed to fill a casual vacancy) must retire from office provided that no director may retain office for more than three years without offering himself/herself for re-election even though such submission results in more than one third of the directors retiring from office.

The Board of Directors has the power to appoint any person to be a director either to fill a casual vacancy or as an additional director (up to a maximum of 10). Any director so appointed may hold office only until the next Annual General Meeting when he or she shall be eligible for election by the Company shareholders.

Board of Directors

The Board of Novogen Limited is elected by and accountable to shareholders. The Board monitors and directs the business and is responsible for the corporate governance of the Company. The Board is comprised of five directors, four of whom are non-executive directors.

Committees

The Board has established an Audit Committee, a Remuneration Committee and a Risk and Governance Committee.

Audit Committee

The Board has established an Audit Committee which operates under a Charter approved by the Board, which is available on the Company’s website. It is the Board’s responsibility to ensure that an effective internal control framework exists within the entity. This includes internal controls to deal with both the effectiveness and efficiency of significant business processes, the safeguarding of assets, the maintenance of proper accounting records, and the reliability of financial information as well as non-financial considerations such as the benchmarking of operational key performance indicators. The Board has delegated responsibility for establishing and maintaining a framework of internal control and ethical standards to the Audit Committee.

The Committee also provides the Board with additional assurance regarding the reliability of financial information for inclusion in the financial reports.

The members of the Audit Committee during the fiscal year 2014 were:

•	John O’Connor (Non-Executive Director and Chair) who has a long history at senior levels in Finance and Securities businesses;

•	Steven Coffey (Non-Executive Director) who is a Chartered Accountant; and

•	Iain Ross (Non-Executive Director) who is an experienced director on a number of Australian company boards.

Performance

The performance of the Board and key executives is reviewed regularly using both measurable and qualitative indicators.

On an annual basis, directors will provide written feedback in relation to the performance of the Board and its Committees against a set of agreed criteria:

•	each Committee of the Board will also be required to provide feedback in terms of a review of its own performance;

•

feedback will be collected by the chair of the Board, or an external facilitator, and discussed by the Board, with consideration being given as to whether any steps should be taken to improve performance of the Board or its Committees;

•	the Chief Executive Officer will also provide feedback from senior management in connection with any issues that may be relevant in the context of Board performance review; and

•	where appropriate to facilitate the review process, assistance may be obtained from third party advisers.

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

For a more comprehensive explanation of the Company’s remuneration framework and the remuneration received by directors and key executives in the current period, please refer to the section “Compensation” above.

There is no scheme to provide retirement benefits to executive or non-executive directors, except for the Australian Government Superannuation Guarantee.

The Remuneration Committee is responsible for determining and reviewing compensation arrangements for the directors themselves and the Chief Executive Officer and executive team.

Employees

The consolidated entity employed 12 people at June 30, 2014, 5 people at June 30, 2013, and 13 people at June 30, 2012 as follows:

Category of Activity	Number of People
	2014	2013	2012

Research and Development	6	3	4
Finance and Administration	6	2	9

Total	12	5	13

Geographic Location	Number of People
	2014	2013	2012

Australia	11	5	3
North America	1	0	10

Total	12	5	13

Exemptions from Certain Corporate Governance Rules of the NASDAQ Stock Market, LLC (‘NASDAQ’)

Refer to Item 16G. “Corporate Governance” for NASDAQ exemptions available to the Company.

Item 7.	Major Shareholders and Related Party Transactions

Major Shareholders

Josiah T. Austin and El Coronado Holdings, LLC (beneficially owned by Mr. Austin) – hold 12,269,033 ordinary shares (4,531,633 of which are directly owned Ordinary Shares with the remaining 7,737,400 represented by 309,496 Sponsored ADRs).

There is currently no other shareholder with a holding balance exceeding 5% of the total outstanding ordinary shares on issue.

The major shareholders do not have voting rights that differ from those other shareholders of the Company.

At October 27, 2014 there were 2,501,432 of the Company’s ADRs outstanding, representing 62,535,800 ordinary shares (or 37.10% of the then outstanding ordinary shares). At October 28, 2013 there were 35 registered holders of the Company’s ADRs.

Previous significant shareholders, in the last three years, include:

Massachusetts Mutual Life Insurance Company Group held 9,867,292 ordinary shares (representing 6.91% of the ordinary shares at August 27, 2013).

Dr Andrew Heaton held 7,600,400 ordinary shares (representing 5.77% of the ordinary shares at October 28, 2013)

Related party transactions

The following transactions occurred with related parties during the year ended June 30, 2014:

2014
A$‘000

Payment for other expenses:
Accounting fees paid to Watkins Coffey Martin, a company in which Steven Coffey is a director	79
Salary paid to Prue Kelly, the partner of Graham Kelly, a director	76
Salary paid to Michael Kelly, the brother of Graham Kelly, a director	24

Other transactions:

2013

Glycotex Inc. previously held the consolidated entity’s Glucan Technology intellectual property for the treatment of trophic ulcers. That intellectual property was sold for total cash proceeds of A$150,000 to a private US-based company, which is associated with the former chairman and director William Rueckert.

The consolidated entity acquired the shares in Triaxial Pharmaceuticals Pty Ltd in the prior year, which included its shareholders Graham Kelly, Andrew Heaton and Robert Birch, who became directors of Novogen Limited as a result of this transaction.

Convertible note 1 (Triaxial) carrying value of A$1,500,000

The convertible note 1 has a face value of A$1,500,000, as per a Deed Poll agreement executed in November 2013, convertible in ordinary shares. The convertible note may be exercised at the holders discretion as follows:

On completion of Phase 1a clinical trials	A$400,000 converted into 16,000,000 ordinary shares in the Company

On receipt of Investigational New Drug approval from the FDA	A$500,000 converted into 20,000,000 ordinary shares in the Company

On completion of Phase II clinical trials	A$600,000 converted into 24,000,000 ordinary shares in the Company

Convertible note 2 (Hudson Bay) carrying value of A$1,207,000

The convertible note was issued to Hudson Bay in four tranches, as follows:

Tranche 1 face value of A$1,100,000, issued July 4, 2013

Tranche 2 face value of A$1,100,000, issued October 21, 2013

Tranche 3 face value of A$2,200,000, issued November, 15 2013

Tranche 4 face value of A$1,650,000, issued December, 24 2013

The notes were issued at a discount of 10% on face value and are repayable between 21 days and 24 months after the date of issue, provided that the amount converted in each tranche is no less than $25,000 and no more than 50% of the face value of the most recently issued note. The convertible notes do not bear interest and are unsecured. The conversion price for the convertible securities is either 90% of the average of 3 daily volume-weighted average price (‘VWAP’) per share, during the 20 consecutive trading days immediately prior to the relevant conversion notice day, or a limited number at 130% of the average of the daily VWAP per share for the 20 consecutive trading days immediately prior to execution of the agreement.

The remaining unconverted notes are as follows:

Tranche 2 face value of A$55,000 (repayable October 21, 2015)

Tranche 3 face value of A$300,000 (repayable November 15, 2015)

Tranche 4 face value of A$1,050,000 (repayable December 24, 2015)

Total secured liabilities

Tranche 2, tranche 3 and tranche 4 are only repayable to the extent that the notes have not been converted by the October 21, 2015, November 15, 2015 and December 24, 2015 respectively. There is the additional option to force the noteholder to convert if the share price hits the A$0.35 threshold.

Item 8.	Financial Information

Consolidated financial statements are included in Item 18. “Financial Statements” on pages 57 through 103.

Export sales

Due to the disposal of MEI in November 2012 and sale of the consumer products business in August 2011, both classified as discontinued operations, there were no sales in fiscal 2014 and 2013 and fiscal 2012 only represents one months’ sales during which there were no significant export sales. The details of sales by geographic region are contained in Item 4. “Information on the Company”.

Legal proceedings

There are no pending legal proceedings which either individually or in the aggregate will have a significant effect on the Company’s financial position or loss, nor have any such proceedings had any impact in the recent past.

The consolidated entity is continuing to prosecute its Intellectual Property (‘IP’) rights and in June 2007 announced that the Vienna Commercial Court had upheld a provisional injunction against an Austrian company, APOtrend. The consolidated entity has provided a guarantee to the value of €250,000 (A$362,000) with the court to confirm its commitment to the ongoing enforcement process. As at the June 30, 2014, the receivable balance has been fully impaired on the basis that it is unlikely to be recovered.

Dividends

The Directors of Novogen Limited do not recommend the payment of a dividend during fiscal 2014.

On November 27, 2012, a dividend of A$24,775,000 was paid via an in-specie distribution of shares in MEI Pharma, Inc. representing 23.87 cents per ordinary share.

There were no dividends paid, recommended or declared during fiscal 2012.

Any dividends declared in the future will be paid in Australian dollars.

Events after the reporting date

On July 25, 2014, the Company named two key contract manufacturing organisations to produce clinical batches of the experimental anti-cancer drug, Cantrixil. The Company expect to file an Investigational New Drug application for Cantrixil early next year and to advance the compound into the clinic by mid-2015.

Two resolutions passed at the General Meeting held on August 13, 2014 approved the allotment and issue of converted shares together with approval to increase the capital of the Company through the issue of up to 80 million new shares and up to 80 million attaching warrants. This will enable the Company to raise up to approximately A$20 million to meet increased working capital needs.

The capital raise in the US did not proceed as expected, resulting in a change of strategy to utilise the ASX Bookbuild facility in order to provide the consolidated entity’s necessary funding by early November 2014.

No other matter or circumstance has arisen since June 30, 2014 that has significantly affected, or may significantly affect the consolidated entity’s operations, the results of those operations, or the consolidated entity’s state of affairs in future financial years.

Item 9.	The Offer and Listing

Trading markets

Novogen’s principal listing exchange and the exchange upon which its ordinary shares are quoted is the Australian Securities Exchange (‘ASX’). The trading symbol on ASX is ‘NRT’.

American Depositary Receipts (‘ADRs’)

Novogen’s ordinary shares trade in the U.S. in the form of ADRs on the NASDAQ Capital Market. Each ADR represents 25 Ordinary Shares of Novogen. The trading symbol on the NASDAQ Capital Market is ‘NVGN’. Novogen has entered into a Deposit Agreement with the Bank of New York under which the Bank of New York, acting as depositary, issues the ADRs.

The following table sets forth, for the calendar periods indicated, the high and low market quotations for Novogen’s ordinary shares, as quoted on the ASX, and Novogen’s ADRs, as quoted on the NASDAQ Capital Market.

Novogen Limited share price history

Period	Per ordinary share (A$)		Per ADR (US$)*
	High	Low	High	Low

Year ended

June 2010	0.89	0.17	26.20	2.85
June 2011	0.46	0.10	14.85	2.05
June 2012	0.25	0.08	8.25	1.95
June 2013	0.47	0.06	10.49	0.76
June 2014	0.40	0.15	6.84	3.42

Quarter ended

December 2012	0.20	0.06	6.14	0.76
March 2013	0.47	0.07	10.49	1.75
June 2013	0.37	0.16	6.92	3.57

September 2013	0.21	0.16	5.18	3.50
December 2013	0.40	0.17	6.84	3.73
March 2014	0.23	0.18	5.70	3.85
June 2014	0.18	0.15	4.16	3.42

September 2014	0.16	0.12	3.72	2.70

Month ended

April 2014	0.18	0.16	4.17	3.60
May 2014	0.18	0.15	4.20	3.54
June 2014	0.18	0.15	4.60	3.42
July 2014	0.16	0.12	3.23	3.09
August 2014	0.15	0.13	3.60	2.72
September 2014	0.16	0.13	3.46	2.70

*	Note the Company effected a change to the ADR ratio on January 3, 2012. The ratio changed from each ADR representing 5 ordinary shares to now representing 25 ordinary shares. All of the ADR prices presented above have been adjusted to be comparative to the current ratio.

Item 10.	Additional Information

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

Under the conduit foreign income rules, the unfranked portion of a dividend paid to a non-resident of Australia is not subject to withholding tax to the extent that the amount is declared to be conduit foreign income i.e. an amount calculated by reference to certain foreign source income earned by the Australian company on which no Australian tax is payable.

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

Shares or ADRs will also be taxable Australian property and any capital gain made on the disposal of such shares or ADRs will be subject to Australian tax if the shares or ADRs have at any time been held by a taxpayer in carrying on a business through a permanent establishment in Australia.

If the shares or ADRs were acquired before 11:45 am on September 21, 1999 the cost base may be indexed for inflation up to September 30, 1999. For a Holder to whom the Capital Gains Tax (‘CGT’) discount applies (see below), indexation will only apply if the Holder elects to use indexation instead of the discount. Indexation will not be available if the shares or ADRs were acquired after 11:45 am on September 21, 1999 and will effectively only be relevant if the shares were acquired before July 1, 1999.

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

For additional disclosure regarding interest rate risk see Item 18. “Financial Statements – Note 26 – Financial Instruments”.

Foreign currency risk

The Company operates internationally and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the U.S. dollar. Foreign exchange risk arises from future transactions and recognised assets and liabilities denominated in a currency that is not the entity’s functional currency and net investments in foreign operations.

As of June 30, 2013, the Company did not hold derivative financial instruments in managing its foreign currency, however, the Company may from time to time enter into hedging arrangements where circumstances are deemed appropriate. Foreign subsidiaries with a functional currency of Australian Dollar have exposure to the local currency of these subsidiaries and any other currency these subsidiaries trade in.

As of June 30, 2014, the Company was not exposed to significant foreign currency risk.

For additional disclosure regarding market risk see Item 18. “Financial Statements – Note 26 – Financial Instruments”.

Item 12.	Description of Securities Other than Equity Securities

American Depository Shares

The depositary collects its fees for delivery and surrender of American Depository Shares (‘ADSs’) directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deductions from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

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

(a) Disclosure controls and procedures

At the end of the period covered by this Annual Report, the Company’s management, with the participation of the Chief Executive Officer and Acting Chief Financial Officer, evaluated the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act). Based on that evaluation, the Company’s Chief Executive Officer and Acting Chief Financial Officer have concluded that the Company’s disclosure controls and procedures are effective as of June 30, 2014.

(b) Management’s annual report on internal controls over financial reporting

The management of Novogen Limited is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) under the Exchange Act. Novogen Limited’s internal control was designed to provide reasonable assurance to the Company’s management and Board of Directors regarding the preparation and fair presentation of published financial statements. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Management maintains a comprehensive system of controls intended to ensure that transactions are executed in accordance with management’s authorization, assets are safeguarded, and financial records are reliable. Management also takes steps to ensure that information and communication flows are effective and monitor performance, including performance of internal control procedures.

Management assessed the effectiveness of the Company’s internal control over financial reporting as of June 30, 2014 based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework. Management continue to use the 1992 framework for its assessment and will transition to the 2013 framework in due course. Based on this assessment, management concluded that the Company’s internal control over financial reporting is effective as of June 30, 2014

(c) Changes in internal controls

During the fiscal year ended June 30, 2014, there were changes to management and board composition. These changes have not materially affected or are not reasonably likely to materially affect the Company’s internal control over financial reporting.

There were no major acquisitions or discontinuations of operations during the fiscal year ended June 30, 2014.

Item 16.	[Reserved]

Item 16A.	Audit Committee Financial Expert

The Board of Directors has determined that Steven Coffey, qualifies as an “audit committee financial expert” as that term is defined in Item 16A of Form 20-F. Steven Coffey meets the independence requirements of the NASDAQ Capital Market and SEC’s rules and regulations.

Item 16B.	Code of Ethics

The Company has adopted a Code of Ethics and Business Conduct (the ‘Code’). The Code establishes a clear set of values that emphasise a culture encompassing strong corporate governance, sound business practices and good ethical conduct. The Code confirms the Company’s belief in treating all individuals with respect and recognises that different skills and diversity are essential to enrich the Company’s perspective, improve corporate performance, increase shareholder value and maximise the achievement and goals of the Company. The Code is available on the Company’s website www.novogen.com.

Item 16C.	Principal Accounting Fees and Services

Grant Thornton Audit Pty Ltd (‘GT’) has audited the Company’s annual financial statements acting as the independent registered public accounting firm for the fiscal years ended June 30, 2014 and 2013.

The table below set forth the total fees for services performed by GT in fiscal years 2014 and 2013, and summarizes these amounts by the category of service.

	2014 A$‘000	2013 A$‘000

Audit services - Grant Thornton Audit Pty Ltd
Audit or review of the financial statements	123	151

Other services - Grant Thornton Audit Pty Ltd
Tax compliance services	28	47

	151	198

Audit fees

The audit fees include the aggregate fees incurred in fiscal years 2014 and 2013 for professional services rendered in connection with the audit of the Company’s annual financial statements and for related services that are reasonably related to the performance of the audit or services that are normally provided by the auditor in connection with regulatory filings of engagements for those financial years (including review of the Company’s Annual Report on Form 20-F, consents and other services related to SEC matters).

Other services – tax compliance fees

Tax fees billed in each of the fiscal years 2014 and 2013 were for the preparation of tax returns and related advice.

Pre-approval policies and procedures

The Audit Committee Charter sets forth the Company’s policy regarding the appointment of independent auditors. The Audit Committee Charter also requires the Audit Committee to review and approve in advance the appointment of the independent auditors for the performance of 100% of all audit services and, after taking into account the opinion of management, 100% of lawfully permitted non-audit services. The Audit Committee may delegate authority to one or more members of the Audit Committee where appropriate, but no such delegation is permitted if the authority is required by law, regulation or listing standard to be exercised by the Audit Committee as a whole.

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

Item 16H.	Mine Safety Disclosure

This item is not applicable.

PART III

Item 17.	Financial Statements – Not Applicable

Not Applicable

Item 18.	Financial Statements

The financial statements filed as part of this Annual Report are included on pages 57 through 103 hereof.

Item 19.	Exhibits

(a)	Exhibits

Exhibit No.	Exhibit Description

1.1	Constitution of Novogen Limited (formerly known as the Memorandum of Association and Articles of Association). (1)

2.1	Deposit Agreement as further amended and restated, dated as of September 29, 2005, among Novogen Limited, the Bank of New York, as Depositary, and owners and holders from time to time of ADRs issued thereunder. (2)

4.1	Lease between Hyperion Property Syndicates Limited (Lessor) and Novogen Laboratories Pty Ltd for the Company’s corporate headquarters at 140 Wicks Road, North Ryde, New South Wales. (5)

4.2	Employment Contract between the Company and Professor Alan Husband dated March 10, 2010. (5)

4.3	Employment Contract between the Company and Bryan Palmer dated March 10, 2010. (5)

4.4	Employment Contract between the Company and Craig Kearney dated March 10, 2010. (5)

4.5	Employment Contract between the Company and Ronald Erratt dated March 10, 2010. (5)

4.6	Employment Contract between the Company and Mark Hinze dated September 23, 2010. (5)

4.7	Patent License Agreement, dated as of November 13, 1997, by and among Novogen Limited, Novogen Research Pty Limited, Novogen Inc. and Protein Technologies International Inc.** (3)

4.8	Amendment to the Patent License Agreement, dated as of June 21, 2004 by and among Novogen Limited, Novogen Research Pty Limited, Novogen Inc. and Solae LLC (formerly known as Protein Technologies International Inc.)** (4)

4.9	Asset Purchase Agreement, dated as of December 21, 2010, between MEI, the Company and Novogen Pty Limited (6).

4.10	Amendment Agreement with Archer Daniels Midland Company, dated June 30, 2011 (6)

4.11	Securities Subscription Agreement, dated as of September 27, 2011, between Marshall Edwards, Inc. and Novogen Limited. (7)

4.12	Securities Subscription Agreement, dated as of December 28, 2011, between Marshall Edwards, Inc. and Novogen Limited. (8)

8.1	Company Subsidiaries. (*)

12.1	Certification of the Acting Principal Executive Officer pursuant to Rule 13a – 14(a) of the Securities Exchange Act of 1934, as amended. (*)

12.2	Certification of Chief Financial Officer pursuant to Rule 13a – 14(a) of the Securities Exchange Act of 1934, as amended. (*)

13.1	Certification by the Acting Principal Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as added by Section 906 of the Sarbanes – Oxley Act of 2002. (*)

*	Filed herewith.
**	Portions of these documents have been omitted pursuant to a request for confidential treatment. Such omitted portions have been filed separately with the SEC.
(1)	Incorporated by reference to the Registration Statement on Form 20-F filed with the Securities and Exchange Commission on December 24, 1998 (File No. 0-29962)
(2)	Incorporated by reference to the Registration Statement on Form F-6 filed with the Securities and Exchange Commission on September 29, 2005 (File No. 333-128681)
(3)	Incorporated by reference to the Annual Report on Form 20-F/A filed with the Securities and Exchange Commission on March 20, 2009 (File No. 0-29962).
(4)	Incorporated by reference to the Annual Report on Form 20-F/A filed with the Securities and Exchange Commission on May 5, 2009 (File No. 0-29962).
(5)	Incorporated by reference to the Annual Report on Form 20-F filed with the Securities and Exchange Commission on December 13, 2010 (File No. 0-29962).

(6)	Incorporated by reference to the Annual Report on Form 20-F filed with the Securities and Exchange Commission on December 13, 2011 (File No. 0-29962).
(7)	Incorporated by reference to Exhibit 10.1 to the Registrant’s Subsidiary’s (MEI Pharma, Inc.) filing on Form 8-K filed on September 29, 2011 (File No. 000-50484).
(8)	Incorporated by reference to Exhibit 10.1 to the Registrant’s Subsidiary’s (MEI Pharma, Inc.) filing on Form 8-K filed on December 28, 2011 (File No. 000-50484).

Statements of profit or loss and other comprehensive income

For the year ended 30 June 2014

	Note	2014	2013	2012	2014
		A$‘000	A$‘000	A$‘000	US$‘000

Revenue from continuing operations	5	87	1,112	1,447	82

Other income	6	342	618	927	322

Expenses
Research and development expense		(2,476)	(256)	(844)	(2,334)
General and administrative expense		(4,267)	(2,850)	(3,001)	(4,023)
Net fair value loss on convertible note derivative		(540)	—	—	(509)
Finance costs	7	(715)	(132)	—	(674)

Loss before income tax expense from continuing operations		(7,569)	(1,508)	(1,471)	(7,136)

Income tax expense	8	—	—	—	—

Loss after income tax expense from continuing operations		(7,569)	(1,508)	(1,471)	(7,136)

Profit after income tax expense from discontinued operations		—	723	121	—

Loss after income tax expense for the year		(7,569)	(785)	(1,350)	(7,136)

Other comprehensive income
Items that may be reclassified subsequently to profit or loss
Loss on the revaluation of available-for-sale financial assets, net of tax		(11)	—	—	(10)
Net exchange difference on translation of financial statements of foreign controlled entities, net of tax		29	3,968	(278)	27

Other comprehensive income for the year, net of tax		18	3,968	(278)	17

Total comprehensive income for the year		(7,551)	3,183	(1,628)	(7,119)

Loss for the year is attributable to:
Non-controlling interest		(101)	246	(2,659)	(96)
Owners of Novogen Limited	23	(7,468)	(1,031)	1,309	(7,040)

		(7,569)	(785)	(1,350)	(7,136)

The above statements of profit or loss and other comprehensive income should be read in conjunction with the accompanying notes

Statements of profit or loss and other comprehensive income

For the year ended 30 June 2014

	Note	2014	2013	2012	2014
		A$‘000	A$‘000	A$‘000	US$‘000

Total comprehensive income for the year is attributable to:
Continuing operations		(99)	—	—	(93)
Discontinuing operations		—	1,509	(2,707)	—

Non-controlling interest		(99)	1,509	(2,707)	(93)

Continuing operations		(7,452)	(1,508)	(1,471)	(7,026)
Discontinuing operations		—	3,182	2,550	—

Owners of Novogen Limited		(7,452)	1,674	1,079	(7,026)

		(7,551)	3,183	(1,628)	(7,119)

		2014 Aus Cents	2013 Aus Cents	2012 Aus Cents	2014 US Cents

Earnings per share for loss from continuing operations attributable to the owners of Novogen Limited
Basic earnings per share	35	(4.76)	(1.32)	(1.44)	(4.49)
Diluted earnings per share	35	(4.76)	(1.32)	(1.44)	(4.49)

Earnings per share for profit from discontinued operations attributable to the owners of Novogen Limited
Basic earnings per share	35	—	0.42	2.71	—
Diluted earnings per share	35	—	0.42	2.71	—

Earnings per share for loss attributable to the owners of Novogen Limited
Basic earnings per share	35	(4.76)	(0.90)	1.28	(4.49)
Diluted earnings per share	35	(4.76)	(0.90)	1.28	(4.49)

The above statements of profit or loss and other comprehensive income should be read in conjunction with the accompanying notes

Statements of financial position

As at 30 June 2014

	Note	2014	2013	2014
		A$‘000	A$‘000	US$‘000

Assets

Current assets
Cash and cash equivalents	10	2,502	2,738	2,359
Trade and other receivables	11	66	409	62
Income tax refund due	12	3	—	3
Other	13	67	—	63

Total current assets		2,638	3,147	2,487

Non-current assets
Available-for-sale financial assets	14	47	59	45
Property, plant and equipment	15	14	12	13
Intangibles	16	1,961	2,531	1,848

Total non-current assets		2,022	2,602	1,906

Total assets		4,660	5,749	4,393

Liabilities

Current liabilities
Trade and other payables	17	259	265	244
Borrowings	18	2,707	1,416	2,552
Derivative financial instruments	19	173	—	163
Provisions	20	108	27	102

Total current liabilities		3,247	1,708	3,061

Total liabilities		3,247	1,708	3,061

Net assets		1,413	4,041	1,332

Equity
Contributed equity	21	142,586	137,663	134,416
Reserves	22	231	216	217
Accumulated losses	23	(141,306)	(133,838)	(133,207)

Equity attributable to the owners of Novogen Limited		1,511	4,041	1,426
Non-controlling interest	24	(98)	—	(94)

Total equity		1,413	4,041	1,332

The above statements of financial position should be read in conjunction with the accompanying notes

Statements of changes in equity

For the year ended 30 June 2014

	Contributed equity A$‘000	Reserves A$‘000	Accumulated losses A$‘000	Non- controlling interest A$‘000	Total equity A$‘000	Total equity US$‘000

Balance at 1 July 2011	194,295	(3,422)	(186,643)	190	4,420	4,167

Profit/(loss) after income tax expense for the year	—	—	1,309	(2,659)	(1,350)	(1,273)
Other comprehensive income for the year, net of tax	—	(230)	—	(48)	(278)	(262)

Total comprehensive income for the year	—	(230)	1,309	(2,707)	(1,628)	(1,535)

Transactions with owners in their capacity as owners:
Contributions of equity, net of transaction costs (note 21)	164	—	—	—	164	155
Share-based payments	—	—	730	(179)	551	519
Issue of share capital by subsidiary	1,606	—	—	—	1,606	1,514
Less non-controlling interest	(3,560)	—	—	3,560	—	—
Share of opening equity transferred to non-controlling interest due to issuance of shares by subsidiary	6,521	(198)	(7,096)	773	—	—

Balance at 30 June 2012	199,026	(3,850)	(191,700)	1,637	5,113	4,280

	Contributed equity A$‘000	Reserves A$‘000	Accumulated losses A$‘000	Non- controlling interest A$‘000	Total equity A$‘000	Total equity US$‘000

Balance at 1 July 2012	199,026	(3,850)	(191,700)	1,637	5,113	4,280

Profit/(loss) after income tax expense for the year	—	—	(1,031)	246	(785)	(740)
Other comprehensive income for the year, net of tax	—	2,705	—	1,263	3,968	3,741

Total comprehensive income for the year	—	2,705	(1,031)	1,509	3,183	3,001

Transactions with owners in their capacity as owners:
Contributions of equity, net of transaction costs (note 21)	3,013	—	—	—	3,013	2,840
Issue of shares on acquisition	1,386	—	—	—	1,386	1,307
De-recognition of non-controlling interest	—	—	—	(1,637)	(1,637)	(1,543)

Recognition of equity component of compound financial instrument	—	216	—	—	216	204

Movement in disposal of subsidiary	(65,762)	1,145	83,668	(1,509)	17,542	16,537
Dividends paid (note 25)	—	—	(24,775)	—	(24,775)	(23,356)

Balance at 30 June 2013	137,663	216	(133,838)	—	4,041	3,809

The above statements of changes in equity should be read in conjunction with the accompanying notes

Statements of changes in equity

For the year ended 30 June 2014

	Contributed equity A$‘000	Reserves A$‘000	Accumulated losses A$‘000	Non- controlling interest A$‘000	Total equity A$‘000	Total equity US$‘000

Balance at 1 July 2013	137,663	216	(133,838)	—	4,041	3,809

Loss after income tax expense for the year	—	—	(7,468)	(101)	(7,569)	(7,135)
Other comprehensive income for the year, net of tax	—	15	—	3	18	17

Total comprehensive income for the year	—	15	(7,468)	(98)	(7,551)	(7,118)

Transactions with owners in their capacity as owners:
Contributions of equity, net of transaction costs (note 21)	4,923	—	—	—	4,923	4,640

Balance at 30 June 2014	142,586	231	(141,306)	(98)	1,413	1,332

The above statements of changes in equity should be read in conjunction with the accompanying notes

Statements of cash flows

For the year ended 30 June 2014

		2014	2013	2012	2014
		A$‘000	A$‘000	A$‘000	US$‘000

Cash flows from operating activities
Loss before income tax expense for the year		(7,569)	(785)	(1,350)	(7,136)

Adjustments for:
Depreciation and amortisation		572	336	23	539
Write off of property, plant and equipment		23	8	—	22
Net loss on disposal of non-current assets		—	—	9	—
Share-based payments		—	402	574	—
Foreign exchange differences		28	62	(214)	26
Gain on capital reduction - in specie distribution		—	(4,996)	—	—
Net gain on disposal of business/subsidiary		—	(462)	(7,992)	—
Net gain on disposal of Glucan Technology		—	(150)	—	—
Net fair value loss on convertible note derivative		540	—	—	509
Imputed interest on convertible note		223	132	—	210

		(6,183)	(5,453)	(8,950)	(5,830)

Change in operating assets and liabilities:
Decrease in trade and other receivables		344	34	5,065	324
Decrease in inventories		—	—	654	—
Increase in income tax refund due		(3)	—	—	(2)
Decrease/(increase) in prepayments		(67)	206	315	(63)
Decrease in trade and other payables		(54)	(3,412)	(2,709)	(51)
Increase in derivative liabilities		173	—	—	164
Increase/(decrease) in other provisions		81	(170)	(677)	76
Decrease in other operating liabilities		—	—	(1,047)	—

		(5,709)	(8,795)	(7,349)	(5,382)

Net cash used in operating activities		(5,709)	(8,795)	(7,349)	(5,382)

Cash flows from investing activities
Payment for purchase of business, net of cash acquired		—	32	—	—
Payments for property, plant and equipment	15	(27)	(10)	(1)	(25)
Proceeds from sale of intellectual property		—	150	7	—
Sale of business - net proceeds		—	—	9,500	—
Sale of business - related costs		—	—	(1,508)	—

Net cash from/(used in) investing activities		(27)	172	7,998	(25)

Cash flows from financing activities
Proceeds from issue of shares	21	—	3,170	—	—
Proceeds from the issue of shares by subsidiary		—	—	1,747	—
Proceeds from borrowings		5,500	—	—	5,185
Share issue transaction costs		—	(157)	—	—

Net cash from financing activities		5,500	3,013	1,747	5,185

The above statements of cash flows should be read in conjunction with the accompanying notes

Statements of cash flows

For the year ended 30 June 2014

		2014	2013	2012	2014
		A$‘000	A$‘000	A$‘000	US$‘000

Net increase/(decrease) in cash and cash equivalents		(236)	(5,610)	2,396	(222)
Cash and cash equivalents at the beginning of the financial year		2,738	8,348	6,016	2,581
Effects of exchange rate changes on cash		—	—	(64)	—

Cash and cash equivalents at the end of the financial year	10	2,502	2,738	8,348	2,359

The above statements of cash flows should be read in conjunction with the accompanying notes

Notes to the financial statements

30 June 2014

Note 1.	General information

The financial statements cover the consolidated entity consisting of Novogen Limited and its subsidiaries controlled during the year. The financial statements are presented in Australian dollars, which is Novogen Limited’s functional and presentation currency.

Novogen Limited is a listed public company limited by shares, incorporated and domiciled in Australia. Its registered office and principal place of business is:

Level 1

16-20 Edgeworth David Avenue

Hornsby NSW 2077

The principal business of Novogen Limited is that of a pharmaceutical drug development business.

The financial statements were authorised for issue, in accordance with a resolution of directors, on 31 October 2014. The directors have the power to amend and reissue the financial statements.

Note 2.	Significant accounting policies

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

The following Accounting Standards and Interpretations are most relevant to the consolidated entity:

IFRS 10 Consolidated Financial Statements

The consolidated entity has applied IFRS 10 from 1 July 2013, which has a new definition of ‘control’. Control exists when the reporting entity is exposed, or has the rights, to variable returns from its involvement with another entity and has the ability to affect those returns through its ‘power’ over that other entity. A reporting entity has power when it has rights that give it the current ability to direct the activities that significantly affect the investee’s returns. The consolidated entity not only has to consider its holdings and rights but also the holdings and rights of other shareholders in order to determine whether it has the necessary power for consolidation purposes.

IFRS 11 Joint Arrangements

The consolidated entity has applied IFRS 11 from 1 July 2013. The standard defines which entities qualify as joint arrangements and removes the option to account for joint ventures using proportional consolidation. Joint ventures, where the parties to the agreement have the rights to the net assets are accounted for using the equity method. Joint operations, where the parties to the agreements have the rights to the assets and obligations for the liabilities, accounts for its share of the assets, liabilities, revenues and expenses separately under the appropriate classifications.

IFRS 12 Disclosure of Interests in Other Entities

The consolidated entity has applied IFRS 12 from 1 July 2013. The standard contains the entire disclosure requirement associated with other entities, being subsidiaries, associates, joint arrangements (joint operations and joint ventures) and unconsolidated structured entities. The disclosure requirements have been significantly enhanced when compared to the disclosures previously located in IAS 27 ‘Consolidated and Separate Financial Statements’, IAS 28 ‘Investments in Associates’, IAS 31 ‘Interests in Joint Ventures’ and IFRIC Interpretation 112 ‘Consolidation - Special Purpose Entities’.

IFRS 13 Fair Value Measurement

The consolidated entity has applied IFRS 13 from 1 July 2013. The standard provides a single robust measurement framework, with clear measurement objectives, for measuring fair value using the ‘exit price’ and provides guidance on measuring fair value when a market becomes less active. The ‘highest and best use’ approach is used to measure non-financial assets whereas liabilities are based on transfer value. The standard requires increased disclosures where fair value is used.

IAS 19 Employee Benefits (September 2011)

The consolidated entity has applied IAS 19 from 1 July 2013. The standard changed the definition of short-term employee benefits, from ‘due to’ to ‘expected to’ be settled within 12 months. Annual leave that is not expected to be wholly settled within 12 months is now discounted allowing for expected salary levels in the future period when the leave is expected to be taken.

IAS 27 Separate Financial Statements (Revised) and IAS 28 Investments in Associates and Joint Ventures (Reissued)

The consolidated entity has applied IAS 27 and IAS 28 from 1 July 2013. IAS 27 and IAS 28 have been modified to remove specific guidance that is now contained in IFRS 10, IFRS 11 and IFRS 12. IAS 28 has also been amended to include the application of the equity method to investments in joint ventures.

Disclosures - Offsetting Financial Assets and Financial Liabilities (Amendments to IFRS 7)

The consolidated entity has applied the amendments from 1 July 2013. The amendments enhance IFRS 7 ‘Financial Instruments: Disclosures’ and requires disclosure of information about rights of set-off and related arrangements, such as collateral agreements. The amendments apply to recognised financial instruments that are subject to an enforceable master netting arrangement or similar agreement.

Annual Improvements 2009-2011 Cycle

The consolidated entity has applied the amendments from 1 July 2013. The amendments affect five Accounting Standards as follows: Confirmation that repeat application of IFRS 1 ‘First-time Adoption of Accounting Standards’ is permitted; Clarification of borrowing cost exemption in IFRS 1; Clarification of the comparative information requirements when an entity provides an optional third column or is required to present a third statement of financial position in accordance with IAS 1 ‘Presentation of Financial Statements’; Clarification that servicing of equipment is covered by IAS 16 ‘Property, Plant and Equipment’, if such equipment is used for more than one period; clarification that the tax effect of distributions to holders of equity instruments and equity transaction costs in IAS 32 ‘Financial Instruments: Presentation’ should be accounted for in accordance with IAS 12 ‘Income Taxes’; and clarification of the financial reporting requirements in IAS 34 ‘Interim Financial Reporting’ and the disclosure requirements of segment assets and liabilities.

Going concern

The consolidated entity incurred a loss after income tax of A$7,569,000 (2013: A$785,000 and 2012: A$1,350,000) and had net cash outflows from operating activities of A$5,709,000 (2013: A$8,795,000 and A$7,349,000) for the year ended 30 June 2014, and was in a net current liability position of A$609,000 (2013: net asset position of A$1,439,000) as at 30 June 2014.

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

As at 30 June 2014 the consolidated entity had cash in hand and at bank including short term deposits of A$2,502,000 (2013: A$2,738,000).

The directors have assessed that the repurchase of the Triaxial convertible note will not be required for a number of years given the current pace of development. It is highly likely that the trigger event will occur in more than 12 months from the end of August. Furthermore, the convertible note is expected to be converted to shares.

The business of the consolidated entity is drug discovery based on Research and Development (‘R&D’). The extent of this activity is dependent directly on the level of available funds and on the capacity to continue to raise further funds as the R&D activity proceeds.

The currently available funds would not allow any R&D activity beyond a maintenance level.

In June 2014, the Board adopted a strategy intended to provide the consolidated entity with sufficient funding for the foreseeable future and to sustain the consolidated entity as a going concern. The strategy was to raise capital in several tranches through the placement of new securities to underwrite Company plans for an active R&D program, with the goal of bringing at least two and possibly a third new drug into clinical testing by the end of 2015.

The first part of that strategy was to gain shareholder approval to issue new securities. That was achieved on 13 August 2014 with shareholders approving two resolutions.

The first resolution was the restoration of the 25% discretionary headroom available to the Board. The Board now has the ability to issue new securities up to the value of 25% of its capital structure.

The second resolution granted the Board approval to issue up to 80 million new securities and 80 million warrants. That approval is valid until 13 November 2014.

The consolidated entity has appointed a US investment bank to lead a capital-raising in the US. The consolidated entity is anticipating to raise capital via the ASX Bookbuild facility early November 2014. Those funds, supplementing the current cash at hand plus an anticipated R&D tax refund, are budgeted to give the consolidated entity sufficient working capital until early-2015.

It is proposed to seek a follow-up capital-raising by the end of 2014, with an additional A$10,000,000 a likely target. That would underwrite the consolidated entity’s working capital requirements until the end of the 2014-2015 financial year.

Given the strategy now in place to raise working capital on the back of shareholder approval for the strategy, the directors are of the opinion that the above requirements will be satisfied and accordingly have prepared the financial statements on a ‘going concern’ basis.

Should the capital-raising be unsuccessful or cash expenditure be greater than budgeted, then there is material uncertainty whether the consolidated entity could continue as a going concern and therefore whether it will realise its assets and extinguish its liabilities in the normal course of business and at the amounts stated in these financial statements

Basis of preparation

These financial statements comply with International Financial Reporting Standards as issued by the International Accounting Standards Board (‘IASB’).

Historical cost convention

The financial statements have been prepared under the historical cost convention, except for derivative financial instruments and available-for-sale financial assets, which are at fair value.

Critical accounting estimates

The preparation of the financial statements requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the consolidated entity’s accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements, are disclosed in note 3.

Principles of consolidation

The consolidated financial statements incorporate the assets and liabilities of all subsidiaries of Novogen Limited (‘Company’ or ‘parent entity’) as at 30 June 2014 and the results of all subsidiaries for the year then ended. Novogen Limited and its subsidiaries together are referred to in these financial statements as the ‘consolidated entity’.

Subsidiaries are all those entities over which the consolidated entity has control. The consolidated entity controls an entity when the consolidated entity is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the consolidated entity. They are de-consolidated from the date that control ceases.

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

Interests in subsidiaries are accounted for at cost, less any impairment, in the parent entity. Dividends received from subsidiaries are recognised as other income by the parent entity and its receipt may be an indicator of an impairment of the investment.

Operating segments

Operating segments are presented using the ‘management approach’, where the information presented is on the same basis as the internal reports provided to the Chief Operating Decision Makers (‘CODM’). The CODM is responsible for the allocation of resources to operating segments and assessing their performance.

Foreign currency translation

The financial statements are presented in Australian dollars, which is Novogen Limited’s functional and presentation currency.

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

Foreign operations

The assets and liabilities of foreign operations are translated into Australian dollars using the exchange rates at the reporting date. The revenues and expenses of foreign operations are translated into Australian dollars using the average exchange rates, which approximate the rate at the date of the transaction, for the period. All resulting foreign exchange differences are recognised in other comprehensive income through the foreign currency reserve in equity.

The foreign currency reserve is recognised in profit or loss when the foreign operation or net investment is disposed of.

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

Deferred tax assets and liabilities are recognised for temporary differences at the tax rates expected to apply when the assets are recovered or liabilities are settled, based on those tax rates that are enacted or substantively enacted, except for:

•

When the deferred income tax asset or liability arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and that, at the time of the transaction, affects neither the accounting nor taxable profits; or

•

When the taxable temporary difference is associated with interests in subsidiaries, associates or joint ventures, and the timing of the reversal can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

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

Deferred tax assets and liabilities are offset only where there is a legally enforceable right to offset current tax assets against current tax liabilities and deferred tax assets against deferred tax liabilities; and they relate to the same taxable authority on either the same taxable entity or different taxable entities which intend to settle simultaneously.

The R&D Tax Incentive is an Australian government run program which helps to offset some of the costs of R&D. Annually, the consolidated entity claims a refundable tax offset and has disclosed this as other income in the statement of profit or loss and other comprehensive income.

Novogen Limited (the ‘head entity’) and its wholly-owned Australian controlled entities have formed an income tax consolidated group under the Australian tax consolidation regime. Novogen Limited as the head entity discloses all of the deferred tax assets of the tax consolidated group in relation to tax losses carried forward (after elimination of inter-group transactions). The tax consolidated group has applied the ‘separate taxpayer in the group’ allocation approach in determining the appropriate amount of taxes to allocate to members of the tax consolidated group.

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

Current and non-current classification

Assets and liabilities are presented in the statement of financial position based on current and non-current classification.

An asset is current when: it is expected to be realised or intended to be sold or consumed in normal operating cycle; it is held primarily for the purpose of trading; it is expected to be realised within 12 months after the reporting period; or the asset is cash or cash equivalent unless restricted from being exchanged or used to settle a liability for at least 12 months after the reporting period. All other assets are classified as non-current.

A liability is current when: it is expected to be settled in normal operating cycle; it is held primarily for the purpose of trading; it is due to be settled within 12 months after the reporting period; or there is no unconditional right to defer the settlement of the liability for at least 12 months after the reporting period. All other liabilities are classified as non-current.

Deferred tax assets and liabilities are always classified as non-current.

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

Derivative financial instruments

Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair value at each reporting date. The accounting for subsequent changes in fair value depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged.

Derivatives are classified as current or non-current depending on the expected period of realisation.

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

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are carried at amortised cost using the effective interest rate method. Gains and losses are recognised in profit or loss when the asset is derecognised or impaired.

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

The amount of the impairment allowance for loans and receivables carried at amortised cost is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. If there is a reversal of impairment, the reversal cannot exceed the amortised cost that would have been recognised had the impairment not been made and is reversed to profit or loss.

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

Patents and intellectual property

Significant costs associated with patents and intellectual property are deferred and amortised on a straight-line basis over the period of their expected benefit, being their finite useful life of five years.

Impairment of non-financial assets

Non-financial assets with finite useful lives are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount.

Recoverable amount is the higher of an asset’s fair value less costs of disposal and value-in-use. The value-in-use is the present value of the estimated future cash flows relating to the asset using a pre-tax discount rate specific to the asset or cash-generating unit to which the asset belongs. Assets that do not have independent cash flows are grouped together to form a cash-generating unit.

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

Employee benefits

Short-term employee benefits

Liabilities for wages and salaries, including non-monetary benefits, annual leave and long service leave expected to be settled within 12 months of the reporting date are measured at the amounts expected to be paid when the liabilities are settled.

Other long-term employee benefits

The liability for annual leave and long service leave not expected to be settled within 12 months of the reporting date is measured as the present value of expected future payments to be made in respect of services provided by employees up to the reporting date using the projected unit credit method. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service. Expected future payments are discounted using market yields at the reporting date on national government bonds with terms to maturity and currency that match, as closely as possible, the estimated future cash outflows.

Defined contribution superannuation expense

Contributions to defined contribution superannuation plans are expensed in the period in which they are incurred.

Share-based payments

Equity-settled share-based compensation benefits are provided to employees under the terms of the Employee Share Option Plan (‘ESOP’) and consultants as compensation for services performed.

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

Fair value measurement

When an asset or liability, financial or non-financial, is measured at fair value for recognition or disclosure purposes, the fair value is based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date; and assumes that the transaction will take place either: in the principal market; or in the absence of a principal market, in the most advantageous market.

Fair value is measured using the assumptions that market participants would use when pricing the asset or liability, assuming they act in their economic best interest. For non-financial assets, the fair value measurement is based on its highest and best use. Valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, are used, maximising the use of relevant observable inputs and minimising the use of unobservable inputs.

Assets and liabilities measured at fair value are classified, into three levels, using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. Classifications are reviewed each reporting date and transfers between levels are determined based on a reassessment of the lowest level input that is significant to the fair value measurement.

For recurring and non-recurring fair value measurements, external valuers may be used when internal expertise is either not available or when the valuation is deemed to be significant. External valuers are selected based on market knowledge and reputation. Where there is a significant change in fair value of an asset or liability from one period to another, an analysis is undertaken, which includes a verification of the major inputs applied in the latest valuation and a comparison, where applicable, with external sources of data.

Issued capital

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

Rounding of amounts

Amounts in these financial statements have been rounded off to the nearest thousand dollars, or in certain cases, the nearest dollar.

New Accounting Standards and Interpretations not yet mandatory or early adopted

Accounting Standards and Interpretations that have recently been issued or amended but are not yet mandatory, have not been early adopted by the consolidated entity for the annual reporting period ended 30 June 2014. The consolidated entity’s assessment of the impact of these new or amended Accounting Standards and Interpretations, most relevant to the consolidated entity, are set out below.

IFRS 9 Financial Instruments

This standard is applicable to annual reporting periods beginning on or after 1 January 2018 and completes phases I and III of the IASB’s project to replace IAS 39 ‘Financial Instruments: Recognition and Measurement’. This standard introduces new classification and measurement models for financial assets, using a single approach to determine whether a financial asset is measured at amortised cost or fair value. The accounting for financial liabilities continues to be classified and measured in accordance with IAS 39, with one exception, being that the portion of a change of fair value relating to the entity’s own credit risk is to be presented in other comprehensive income unless it would create an accounting mismatch. Chapter 6 ‘Hedge Accounting’ supersedes the general hedge accounting requirements in IAS 39 and provides a new simpler approach to hedge accounting that is intended to more closely align with risk management activities undertaken by entities when hedging financial and non-financial risks. The consolidated entity will adopt this standard and the amendments from 1 July 2018 but the impact of its adoption is yet to be assessed by the consolidated entity.

Offsetting Financial Assets and Financial Liabilities (Amendments to IAS 32)

The amendments are applicable to annual reporting periods beginning on or after 1 January 2014. The amendments add application guidance to address inconsistencies in the application of the offsetting criteria in IAS 32 ‘Financial Instruments: Presentation’, by clarifying the meaning of ‘currently has a legally enforceable right of set-off’; and clarifies that some gross settlement systems may be considered to be equivalent to net settlement. The adoption of the amendments from 1 July 2014 will not have a material impact on the consolidated entity.

Recoverable Amount Disclosures for Non-Financial Assets (Amendments to IAS 36)

These amendments are applicable to annual reporting periods beginning on or after 1 January 2014. The disclosure requirements of IAS 36 ‘Impairment of Assets’ have been enhanced to require additional information about the fair value measurement when the recoverable amount of impaired assets is based on fair value less costs of disposals. Additionally, if measured using a present value technique, the discount rate is required to be disclosed. The adoption of these amendments from 1 July 2014 may increase the disclosures by the consolidated entity.

Novation of Derivatives and Continuation of Hedge Accounting (Amendments to IAS 39)

These amendments are applicable to annual reporting periods beginning on or after 1 January 2014 and amends IAS 39 ‘Financial Instruments: Recognition and Measurement’ to permit continuation of hedge accounting in circumstances where a derivative (designated as hedging instrument) is novated from one counter party to a central counterparty as a consequence of laws or regulations. The adoption of these amendments from 1 July 2014 will not have a material impact on the consolidated entity.

Annual Improvements to IFRSs 2010-2012 Cycle

These amendments affect several Accounting Standards as follows: Amends the definition of ‘vesting conditions’ and ‘market condition’ and adds definitions for ‘performance condition’ and ‘service condition’ in IFRS 2 ‘Share-based Payment’; Amends IFRS 3 ‘Business Combinations’ to clarify that contingent consideration that is classified as an asset or liability shall be measured at fair value at each reporting date; Amends IFRS 8 ‘Operating Segments’ to require entities to disclose the judgements made by management in applying the aggregation criteria; Clarifies that IFRS 8 only requires a reconciliation of the total reportable segments assets to the entity’s assets, if the segment assets are reported regularly; Clarifies that the issuance of IFRS 13 ‘Fair Value Measurement’ and the amending of IAS 39 ‘Financial Instruments: Recognition and Measurement’ and IFRS 9 ‘Financial Instruments’ did not remove the ability to measure short-term receivables and payables with no stated interest rate at their invoice amount, if the effect of discounting is immaterial; Clarifies that in IAS 16 ‘Property, Plant and Equipment’ and IAS 38 ‘Intangible Assets’, when an asset is revalued the gross carrying amount is adjusted in a manner that is consistent with the revaluation of the carrying amount (i.e. proportional restatement of accumulated amortisation); and Amends IAS 24 ‘Related Party Disclosures’ to clarify that an entity providing key management personnel services to the reporting entity or to the parent of the reporting entity is a ‘related party’ of the reporting entity. The adoption of these amendments will not have a material impact on the consolidated entity.

Annual Improvements to IFRSs 2011-2013 Cycle

These amendments affect four Accounting Standards as follows: Clarifies the ‘meaning of effective IFRSs’ in IFRS 1 ‘First-time Adoption of Accounting Standards’; Clarifies that IFRS 3 ‘Business Combination’ excludes from its scope the accounting for the formation of a joint arrangement in the financial statements of the joint arrangement itself; Clarifies that the scope of the portfolio exemption in IFRS 13 ‘Fair Value Measurement’ includes all contracts accounted for within the scope of IAS 39 ‘Financial Instruments: Recognition and Measurement’ or IFRS 9 ‘Financial Instruments’, regardless of whether they meet the definitions of financial assets or financial liabilities as defined in IAS 32 ‘Financial Instruments: Presentation’; and Clarifies that determining whether a specific transaction meets the definition of both a business combination as defined in IFRS 3 ‘Business Combinations’ and investment property as defined in IAS 40 ‘Investment Property’ requires the separate application of both standards independently of each other. The adoption of these amendments will not have a material impact on the consolidated entity.

IFRS 15 Revenue from Contracts with Customers

This standard is expected to be applicable to annual reporting periods beginning on or after 1 January 2017. The standard provides a single standard for revenue recognition. The core principle of the standard is that an entity will recognise revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The standard will require: contracts (either written, verbal or implied) to be identified, together with the separate performance obligations within the contract; determine the transaction price, adjusted for the time value of money excluding credit risk; allocation of the transaction price to the separate performance obligations on a basis of relative stand-alone selling price of each distinct good or service, or estimation approach if no distinct observable prices exist; and recognition of revenue when each performance obligation is satisfied. Credit risk will be presented separately as an expense rather than adjusted to revenue. For goods, the performance obligation would be satisfied when the customer obtains control of the goods. For services, the performance obligation is satisfied when the service has been provided, typically for promises to transfer services to customers. For performance obligations satisfied over time, an entity would select an appropriate measure of progress to determine how much revenue should be recognised as the performance obligation is satisfied. Contracts with customers will be presented in an entity’s statement of financial position as a contract liability, a contract asset, or a receivable, depending on the relationship between the entity’s performance and the customer’s payment. Sufficient quantitative and qualitative disclosure is required to enable users to understand the contracts with customers; the significant judgments made in applying the guidance to those contracts; and any assets recognised from the costs to obtain or fulfil a contract with a customer. The consolidated entity will adopt this standard and the amendments from 1 July 2017 but the impact of its adoption is yet to be assessed by the consolidated entity.

Note 3.	Critical accounting judgements, estimates and assumptions

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

Clinical trial expenses

Estimates have been used in determining the expense liability under certain clinical trial contracts been performed but not yet invoiced.

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

Fair value measurement hierarchy

The consolidated entity is required to classify all assets and liabilities, measured at fair value, using a three level hierarchy, based on the lowest level of input that is significant to the entire fair value measurement, being: Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date; Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; and Level 3: Unobservable inputs for the asset or liability. Considerable judgement is required to determine what is significant to fair value and therefore which category the asset or liability is placed in can be subjective.

Impairment of non-financial assets

The consolidated entity assesses impairment of non-financial assets at each reporting date by evaluating conditions specific to the consolidated entity and to the particular asset that may lead to impairment. If an impairment trigger exists, the recoverable amount of the asset is determined. This involves fair value less costs of disposal or value-in-use calculations, which incorporate a number of key estimates and assumptions.

Note 4.	Operating segments

Identification of reportable operating segments

The consolidated entity’s operating segment is based on the internal reports that are reviewed and used by the Board of Directors (being the Chief Operating Decision Makers (‘CODM’)) in assessing performance and in determining the allocation of resources.

Following the discontinued operations of the Oncology Drug Program and Wound Healing sectors in the prior year, the consolidated entity now operates in the Drug development business. There are no operating segments for which discrete financial information exists.

The information reported to the CODM, on at least a monthly basis, is the consolidated results as shown in the statement of profit or loss and other comprehensive income and statement of financial position.

Major customers

During the years ended 30 June 2014, 30 June 2013 and 30 June 2012 there were no major customers.

	Sales to external customers			Geographical non-current assets
	2014	2013	2012	2014	2013	2012
	A$‘000	A$‘000	A$‘000	A$‘000	A$‘000	A$‘000
Australia	—	—	711	1,975	2,543	1
North America	—	—	171	—	—	26
South America	—	—	—	—	—	—
Europe	—	—	87	—	—	—
Asia	—	—	12	—	—	—
Other	—	—	6	—	—	—

	—	—	987	1,975	2,543	27

The geographical non-current assets above are exclusive of, where applicable, financial instruments, deferred tax assets, post-employment benefits assets and rights under insurance contracts.

Note 5.	Revenue

	2014	2013	2012
	A$‘000	A$‘000	A$‘000

From continuing operations

Sales revenue
Bank interest	87	45	248
Royalties	—	1,067	1,162

	87	1,112	1,410

Other revenue
Dividends	—	—	37

Revenue from continuing operations	87	1,112	1,447

Note 6.	Other income

	2014	2013	2012
	A$‘000	A$‘000	A$‘000

Net gain on fair value of derivative liability	—	—	728
Net gain on disposal of investments	—	—	199
Research and development rebate	342	—	—
Gain on disposal of Glycotex	—	462	—
Glycotex sale of asset - Glucan Technology	—	150	—
Other income	—	6	—

Other income	342	618	927

Note 7.	Expenses

	2014	2013	2012
	A$‘000	A$‘000	A$‘000

Loss before income tax from continuing operations includes the following specific expenses:

Depreciation
Property, plant and equipment	2	2	5

Amortisation
Patents and intellectual property	570	320	—

Total depreciation and amortisation	572	322	5

Finance costs
Interest and finance charges paid/payable	492	—	—
Imputed interest on convertible note	223	132	—

Finance costs expensed	715	132	—

Rental expense relating to operating leases
Minimum lease payments	64	40	12

Superannuation expense
Defined contribution superannuation expense	88	64	7

Employee benefits expense excluding superannuation
Employee benefits expense excluding superannuation	1,437	1,185	668

Write off of assets
Plant and equipment	—	—	9

Refer to note 9 for specific expenses relating to discontinued operations.

Note 8.	Income tax expense

	2014	2013	2012
	A$‘000	A$‘000	A$‘000

Income tax expense
Current tax	—	—	(1,098)
Tax losses and timing differences not recognised	—	—	1,106

Aggregate income tax expense	—	—	8

Income tax expense is attributable to:
Profit from discontinued operations	—	—	8

Aggregate income tax expense	—	—	8

Numerical reconciliation of income tax expense and tax at the statutory rate
Loss before income tax expense from continuing operations	(7,569)	(1,508)	(1,471)
Profit before income tax expense from discontinued operations	—	723	129

	(7,569)	(785)	(1,342)

Tax at the statutory tax rate of 30%	(2,271)	(236)	(403)

Tax effect amounts which are not deductible/(taxable) in calculating taxable income:
Non-deductible expenses	1,205	55	159
Derecognition of foreign currency reserve	—	(3,754)	—
Other	(178)	—	5

	(1,244)	(3,935)	(239)
Difference in overseas tax rates	—	148	(859)
Tax losses and timing differences not recognised	1,244	3,787	1,106

Income tax expense	—	—	8

	2014	2013	2012
	A$‘000	A$‘000	A$‘000

Tax losses not recognised
Unused tax losses for which no deferred tax asset has been recognised	54,872	51,804	31,200

Potential tax benefit @ 30%	16,462	15,541	9,360

The above potential tax benefit for tax losses has not been recognised in the statement of financial position. These tax losses can only be utilised in the future if the continuity of ownership test is passed, or failing that, the same business test is passed.

Note 9.	Discontinued operations

Description

During the financial year ended 30 June 2013, the consolidated entity disposed of the operations of MEI Pharma, Inc. (‘MEI’) and its subsidiary MEI Pharma Pty Limited in which it held majority ownership, via an in-specie distribution to its shareholders. MEI held the intellectual property originally developed by Novogen in the field of isoflavonoid drugs.

On 1 August 2011, the consumer products business (‘CP’) was sold to Pharma Care Laboratories Pty Limited. This was treated as a discontinued operation in the financial year ended 30 June 2012.

Financial information for the discontinued operations are set out as follows:

Financial performance information

	2014	2013	2012
	A$‘000	A$‘000	A$‘000

Revenue - MEI		3	163
Revenue - CP	—	—	1,032

Total revenue	—	3	1,195

Research and development expense - MEI	—	(2,291)	(4,559)
Research and development expense - CP	—	—	(654)
General and administrative expense - MEI	—	(1,524)	(2,366)
General and administrative expense - CP	—	—	(975)
Depreciation and amortisation expense - MEI	—	(14)	(13)
Depreciation and amortisation expense - CP	—	—	(5)
Share-based payments - MEI	—	(402)	(496)
Share-based payments - CP	—	—	10

Total expenses	—	(4,231)	(9,058)

Loss before income tax expense	—	(4,228)	(7,863)
Income tax expense	—	—	(8)

Loss after income tax expense	—	(4,228)	(7,871)

Net gain on disposal before income tax - MEI	—	4,951	—
Net gain on disposal before income tax - CP		—	7,992
Income tax expense	—	—	—

Gain on disposal after income tax expense	—	4,951	7,992

Profit after income tax expense from discontinued operations	—	723	121

Cash flow information

	2014	2013	2012
	A$‘000	A$‘000	A$‘000

Net cash from/(used in) operating activities	—	(4,179)	2,469
Net cash from/(used in) investing activities	—	(2)	7,992

Net increase/(decrease) in cash and cash equivalents from discontinued operations	—	(4,181)	10,461

Details of the disposal

	2014	2013	2012
	A$‘000	A$‘000	A$‘000

Total sale consideration	—	6,386	9,500
Derecognition of foreign currency reserve	—	(12,514)	—
Derecognition of impairment provision	—	11,079	—
Termination costs	—	—	(1,018)
Disposal costs	—	—	(490)

	—	—	—

Gain on disposal before tax income	—	4,951	7,992
Income tax expense	—	—	—

Gain on disposal after income tax	—	4,951	7,992

Note 10.	Current assets - cash and cash equivalents

	2014	2013
	A$‘000	A$‘000

Cash at bank and on hand	2,486	673
Short-term deposits	16	2,065

	2,502	2,738

During the year ended 30 June 2013 Novogen Limited entered into a Deed of Set-off where it has agreed to hold a deposited sum with the bank of at least A$250,000 at all times as security for the multi-option facility. This amount is included in the short-term deposits and is not immediately available for use by the consolidated entity. The Deed of Set-off did not exist as at 30 June 2014.

Note 11.	Current assets - trade and other receivables

	2014	2013
	A$‘000	A$‘000

Trade receivables	226	181
Less: Provision for impairment of receivables	(226)	(181)

	—	—

Other receivables	62	84
Deposits held	366	325
Less: Provision for impairment of deposits held	(362)	—

	66	409

Refer to note 29 for further information on ‘deposits held’.

Impairment of receivables

The consolidated entity has recognised a loss of A$45,000 (2013: recovery of A$134,000) in profit or loss in respect of impairment of receivables (excluding ‘deposits held’) for the year ended 30 June 2014.

The ageing of the impaired receivables provided for above are as follows:

	2014	2013
	A$‘000	A$‘000

Over 60 days overdue	—	181
Over 90 days overdue	226	—

	226	181

Movements in the provision for impairment of receivables are as follows:

	2014	2013
	A$‘000	A$‘000

Opening balance	181	315
Additional provisions recognised	45	—
Unused amounts reversed	—	(134)

Closing balance	226	181

Note 12.	Current assets - income tax refund due

	2014	2013
	A$‘000	A$‘000

Income tax refund due	3	—

Note 13.	Current assets - other

	2014	2013
	A$‘000	A$‘000

Prepayments	67	—

Note 14.	Non-current assets - available-for-sale financial assets

	2014	2013
	A$‘000	A$‘000

Listed ordinary shares	47	59

Refer to note 27 for further information on fair value measurement.

Note 15.	Non-current assets - property, plant and equipment

	2014	2013
	A$‘000	A$‘000

Leasehold improvements - at cost	—	—
Less: Accumulated depreciation	—	—

	—	—

Plant and equipment - at cost	77	50
Less: Accumulated depreciation	(63)	(38)

	14	12

	14	12

Reconciliations

Reconciliations of the written down values at the beginning and end of the current and previous financial year are set out below:

	Leasehold	Plant and
	improvements	equipment	Total
	A$‘000	A$‘000	A$‘000

Balance at 1 July 2012	5	22	27
Additions	—	10	10
Additions through business combinations (note 32)	—	2	2
Disposals	—	(4)	(4)
Impairment of assets	(5)	(2)	(7)
Depreciation expense	—	(16)	(16)

Balance at 30 June 2013	—	12	12
Additions	—	27	27
Write off of assets	—	(23)	(23)
Depreciation expense	—	(2)	(2)

Balance at 30 June 2014	—	14	14

Note 16.	Non-current assets - intangibles

	2014	2013
	A$‘000	A$‘000

Patents and intellectual property - at cost	2,851	2,851
Less: Accumulated amortisation	(890)	(320)

	1,961	2,531

Reconciliations

Reconciliations of the written down values at the beginning and end of the current and previous financial year are set out below:

	Patents and intellectual property A$‘000	Total A$‘000

Balance at 1 July 2012	—	—
Additions through business combinations (note 32)	2,851	2,851
Amortisation expense	(320)	(320)

Balance at 30 June 2013	2,531	2,531
Amortisation expense	(570)	(570)

Balance at 30 June 2014	1,961	1,961

Note 17.	Current liabilities - trade and other payables

	2014	2013
	A$‘000	A$‘000

Trade payables	81	181
Accrued payables	178	84

	259	265

Refer to note 26 for further information on financial instruments.

Note 18.	Current liabilities - borrowings

	2014	2013
	A$‘000	A$‘000

Convertible notes payable	2,707	1,416

Refer to note 26 for further information on financial instruments.

Borrowings consist of the following convertible notes:

Convertible note 1 (Triaxial) carrying value of A$1,500,000

The debt was repayable in December 2013, however the Triaxial note holders have elected to convert their debt into ordinary shares, rather than receiving cash settlement. The convertible note may be exercised at the holders discretion as follows:

•	on completion of Phase 1a clinical trials: A$400,000 converted into 16,000,000 ordinary shares in the Company;

•	on receipt of Investigational New Drug approval from the US Food and Drug Administration: A$500,000 converted into 20,000,000 ordinary shares in the Company; and

•	on completion of Phase II clinical trials: A$600,000 converted into 24,000,000 ordinary shares in the Company.

Convertible note 2 (Hudson Bay) carrying value of A$1,207,000

The convertible note was issued to Hudson Bay in four tranches, as follows:

Tranche 1 face value of A$1,100,000, issued 4 July 2013

Tranche 2 face value of A$1,100,000, issued 21 October 2013

Tranche 3 face value of A$2,200,000, issued 15 November 2013

Tranche 4 face value of A$1,650,000, issued 24 December 2013

The notes were issued at a discount of 10% on face value and are repayable between 21 days and 24 months after the date of issue, provided that the amount converted in each tranche is no less than A$25,000 and no more than 50% of the face value of the most recently issued note. The convertible notes do not bear interest and are unsecured. The conversion price for the convertible securities is either 90% of the average of 3 daily volume-weighted average price (‘VWAP’) per share, during the 20 consecutive trading days immediately prior to the relevant conversion notice day, or a limited number at 130% of the average of the daily VWAP per share for the 20 consecutive trading days immediately prior to execution of the agreement.

The remaining unconverted notes are as follows:

Tranche 2 face value of A$55,000 (repayable 21 October 2015)

Tranche 3 face value of A$300,000 (repayable 15 November 2015)

Tranche 4 face value of A$1,050,000 (repayable 24 December 2015)

Total secured liabilities

Tranche 2, tranche 3 and tranche 4 are only repayable to the extent that the notes have not been converted by the 21 October 2015, 15 November 2015 and 24 December 2015 respectively. There is the additional option to force the note holder to convert if the share price hits the A$0.35 threshold.

Note 19.	Current liabilities - derivative financial instruments

	2014	2013
	A$‘000	A$‘000

Convertible note derivative	173	—

Refer to note 26 for further information on financial instruments.

Refer to note 27 for further information on fair value measurement.

Note 20.	Current liabilities - provisions

	2014	2013
	A$‘000	A$‘000

Employee benefits	108	27

Note 21.	Equity - contributed equity

	2014	2013	2014	2013
	Shares	Shares	A$‘000	A$‘000

Ordinary shares - fully paid	168,557,834	138,276,033	142,586	137,663

Movements in ordinary share capital

Details	Date	Shares	Issue price	A$‘000

Balance	1 July 2012	103,805,676		199,026
Issue of shares on acquisition of Triaxial Pharmaceuticals Pty Ltd	5 December 2012	13,600,000	$0.09	1,224
Issue of shares to fund Phase 1 of CS-6 program	24 April 2013	14,425,150	$0.17	2,380
Issue of shares under Share Purchase Plan	28 May 2013	4,645,207	$0.17	790
Issue of further shares on acquisition of Triaxial Pharmaceuticals Pty Ltd	28 June 2013	1,800,000	$0.09	162
Less: movement in disposal of subsidiary				(65,762)
Less: share issue costs				(157)

Balance	30 June 2013	138,276,033		137,663
Share based payment expense	4 July 2013	822,369	$0.15	125
Part conversion of convertible note tranche 1	26 July 2013	1,315,790	$0.13	175
Part conversion of convertible note tranche 1	8 August 2013	1,013,514	$0.13	130
Part conversion of convertible note tranche 1	14 August 2013	675,676	$0.13	87
Part conversion of convertible note tranche 1	22 August 2013	405,406	$0.13	52
Part conversion of convertible note tranche 1	27 August 2013	337,838	$0.13	43
Part conversion of convertible note tranche 1	2 September 2013	337,838	$0.13	45
Part conversion of convertible note tranche 1	5 September 2013	506,757	$0.13	67
Part conversion of convertible note tranche 1	16 September 2013	517,242	$0.13	67
Part conversion of convertible note tranche 1	8 October 3013	413,794	$0.14	59
Part conversion of convertible note tranche 2	1 November 2013	337,838	$0.15	52
Part conversion of convertible note tranche 2	5 November 2013	506,757	$0.18	92
Part conversion of convertible note tranche 1	7 November 2013	1,891,892	$0.21	391
Part conversion of convertible note tranche 2	7 November 2013	5,202,703	$0.19	966
Part conversion of convertible note tranche 2	11 November 2013	974,026	$0.22	218
Part conversion of convertible note tranche 3	19 November 2013	5,089,821	$0.16	807
Part conversion of convertible note tranche 3	23 November 2013	2,873,564	$0.15	439
Part conversion of convertible note tranche 3	23 January 2014	2,312,139	$0.15	356
Part conversion of convertible note tranche 3	19 March 2014	949,368	$0.16	153
Part conversion of convertible note tranche 4	20 March 2014	3,797,469	$0.16	599

Balance	30 June 2014	168,557,834		142,586

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

The capital risk management policy remains unchanged from the 30 June 2013 Annual Report.

Note 22.	Equity - reserves

	2014	2013
	A$‘000	A$‘000

Available-for-sale reserve	(11)	—
Foreign currency reserve	26	—
Convertible note reserve	216	216

	231	216

Available-for-sale reserve

The reserve is used to recognise increments and decrements in the fair value of available-for-sale financial assets.

Foreign currency reserve

The reserve is used to recognise exchange differences arising from translation of the financial statements of foreign operations to Australian dollars.

Convertible note reserve

The reserve is used to recognise the equity component of the compound financial instrument.

Movements in reserves

Movements in each class of reserve during the current and previous financial year are set out below:

	Available- for-sale A$‘000	Foreign currency A$‘000	Convertible note A$‘000	Total A$‘000

Balance at 1 July 2012	—	(3,850)	—	(3,850)
Foreign currency translation	—	2,705	—	2,705
Share premium	—	—	216	216
Transfer to retained earnings on disposal of subsidiaries	—	1,145	—	1,145

Balance at 30 June 2013	—	—	216	216
Foreign currency translation	—	26	—	26
Loss on the revaluation of available-for-sale financial assets	(11)	—	—	(11)

Balance at 30 June 2014	(11)	26	216	231

Note 23.	Equity - accumulated losses

	2014	2013	2012
	A$‘000	A$‘000	A$‘000

Accumulated losses at the beginning of the financial year	(133,838)	(191,700)	(186,643)
Loss after income tax expense for the year	(7,468)	(1,031)	1,309
Dividends paid (note 25)	—	(24,775)	—
Transfer from issued capital	—	65,762	—
Transfer from foreign currency reserve	—	(1,144)	—
Other adjustments attributable to minority interest and disposals	—	19,050	(6,366)

Accumulated losses at the end of the financial year	(141,306)	(133,838)	(191,700)

Note 24.	Equity - non-controlling interest

	2014	2013
	A$‘000	A$‘000

Issued capital	—	—
Reserves	3	—
Accumulated losses	(101)	—

	(98)	—

Note 25.	Equity - dividends

Financial year ended 30 June 2014

There were no dividends paid, recommended or declared during the current financial year.

Financial year ended 30 June 2013

On 27 November 2012, a dividend of A$24,775,000 was paid via an in-specie distribution of shares in MEI Pharma, Inc. representing 23.87 cents per ordinary share

Financial year ended 30 June 2012

There were no dividends paid, recommended or declared during the financial year ended 30 June 2012.

Note 26.	Financial instruments

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

Market risk

Foreign currency risk

The consolidated entity operates internationally and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the US dollar (‘USD’). Foreign exchange risk arises from future transactions and recognised assets and liabilities denominated in a currency that is not the entity’s functional currency and net investments in foreign operations.

As of 30 June 2014, the consolidated entity did not hold derivative financial instruments in managing its foreign currency, however, the consolidated entity may from time to time enter into hedging arrangements where circumstances are deemed appropriate. Foreign subsidiaries with a functional currency of Australian Dollar (‘AUD’) have exposure to the local currency of these subsidiaries and any other currency these subsidiaries trade in.

The carrying amount of the consolidated entity’s foreign currency denominated financial assets and financial liabilities at the reporting date was as follows:

	Assets		Liabilities
	2014	2013	2014	2013
	A$‘000	A$‘000	A$‘000	A$‘000

US dollars	—	12	26	—
Euros	28	—	—	—
Pound Sterling	—	—	3	—

	28	12	29	—

The consolidated entity had net assets denominated in foreign currencies of A$1,000 as at 30 June 2014 (2013: A$12,000). Based on this exposure, the consolidated entity is not exposed to any significant foreign currency risk.

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

As at the reporting date, the consolidated entity had the following variable interest rate balances:

	2014		2013
	Weighted average interest rate	Balance	Weighted average interest rate	Balance
	%	A$‘000%		A$‘000

Cash at bank and in hand	0.25%	2,486	0.25%	673
Short term deposits	2.60%	16	3.21%	2,065

Net exposure to cash flow interest rate risk		2,502		2,738

The consolidated entity has cash and cash equivalents totalling A$2,502,000 (2013: A$2,738,000). An official increase/decrease in interest rates of 100 basis points (2013: 100 basis points) would have an favourable/adverse effect on profit before tax and equity of A$25,000 (2013: A$27,000) per annum. The percentage change is based on the expected volatility of interest rates using market data and analysts forecasts.

Credit risk

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the consolidated entity. The entity is not exposed to significant credit risk on receivables.

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

There are no significant concentrations of credit risk within the consolidated entity. The credit risk on liquid funds is limited as the counter parties are banks with high credit ratings.

Credit risk is managed by limiting the amount of credit exposure to any single counter-party for cash deposits.

Liquidity risk

The consolidated entity manages liquidity risk by maintaining adequate cash reserves and available borrowing facilities by continuously monitoring actual and forecast cash flows and matching the maturity profiles of financial assets and liabilities.

Remaining contractual maturities

The following tables detail the consolidated entity’s remaining contractual maturity for its financial instrument liabilities. The tables have been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the financial liabilities are required to be paid. The tables include both interest and principal cash flows disclosed as remaining contractual maturities and therefore these totals may differ from their carrying amount in the statement of financial position.

2014	Weighted average interest rate	1 year or less	Between 1 and 2 years	Between 2 and 5 years	Over 5 years	Remaining contractual maturities
	%	A$‘000	A$‘000	A$‘000	A$‘000	A$‘000
Non-derivatives
Non-interest bearing
Trade payables	—%	81	—	—	—	81
Convertible note 1	—%	1,500	—	—	—	1,500

Interest-bearing - fixed rate
Convertible note 2	11.36%	160	1,445	—	—	1,605

Total non-derivatives		1,741	1,445	—	—	3,186

2013	Weighted average interest rate	1 year or less	Between 1 and 2 years	Between 2 and 5 years	Over 5 years	Remaining contractual maturities
	%	A$‘000	A$‘000	A$‘000	A$‘000	A$‘000
Non-derivatives
Non-interest bearing
Trade payables	—%	181	—	—	—	181

Interest-bearing - fixed rate
Convertible note 1	1.00%	1,515	—	—	—	1,515

Total non-derivatives		1,696	—	—	—	1,696

The cash flows in the maturity analysis above are not expected to occur significantly earlier than contractually disclosed above.

Note 27.	Fair value measurement

Fair value hierarchy

The following tables detail the consolidated entity’s assets and liabilities, measured or disclosed at fair value, using a three level hierarchy, based on the lowest level of input that is significant to the entire fair value measurement, being:

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date

Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly

Level 3: Unobservable inputs for the asset or liability

2014	Level 1	Level 2	Level 3	Total
	A$‘000	A$‘000	A$‘000	A$‘000

Assets
Ordinary shares	47	—	—	47

Total assets	47	—	—	47

Liabilities
Derivative financial instrument	—	—	173	173

Total liabilities	—	—	173	173

2013	Level 1	Level 2	Level 3	Total
	A$‘000	A$‘000	A$‘000	A$‘000

Assets
Ordinary shares	59	—	—	59

Total assets	59	—	—	59

There were no transfers between levels during the financial year.

Valuation techniques for fair value measurements categorised within level 2 and level 3

Derivative financial instrument was valued using the Monte Carlo simulation model, based on the following inputs:

Effective life: life of convertible note

Conversion price: based on terms of convertible note

Dividend yield: 0%

Risk free rate: 2.5%

Volatility: 90% to 110%

Note 28.	Key management personnel disclosures

Compensation

The aggregate compensation made to directors and other members of key management personnel (‘KMP’) of the consolidated entity is set out below:

	2014	2013	2012
	A$’000	A$’000	A$’000

Short-term employee benefits	1,133	1,587	1,575
Post-employment benefits	109	91	31
Long-term benefits	—	242	(3)
Termination benefits	—	66	436
Share-based payments	—	438	367

	1,242	2,424	2,406

Shareholding

The number of shares in the Company held during the financial year by each director and other members of key management personnel of the consolidated entity, including their personally related parties, is set out below:

	Balance at the start of the year	Received as part of remuneration	Additions	Disposals/ other*	Balance at the end of the year
Ordinary shares
G Kelly	5,715,204	—	—	—	5,715,204
S Coffey	89,236	—	—	—	89,236
J O’Connor	278,601	—	—	—	278,601
R Birch	1,497,136	—	102,864	—	1,600,000
A Heaton	7,600,400	—	—	(938,264)	6,662,136
D Brown	3,497,795	—	—	—	3,497,795

	18,678,372	—	102,864	(938,264)	17,842,972

*	Disposals/other may represent no longer being designated as a KMP, not necessarily a disposal of holding.

Option holding

The number of options over ordinary shares in the Company held during the financial year by each director and other members of key management personnel of the consolidated entity, including their personally related parties, is set out below:

	Balance at the start of the year	Granted	Exercised	Expired/ forfeited/ other	Balance at the end of the year
Options over ordinary shares
J O’Connor	45,644	—	—	(45,644)	—

	45,644	—	—	(45,644)	—

Note 29.	Contingent liabilities

The consolidated entity is continuing to prosecute its Intellectual Property (‘IP’) rights and in June 2007 announced that the Vienna Commercial Court had upheld a provisional injunction against an Austrian company, APOtrend. The consolidated entity has provided a guarantee to the value of €250,000 (A$362,000) with the court to confirm its commitment to the ongoing enforcement process. As at the 30 June 2014, the receivable balance has been fully impaired on the basis that it is unlikely to be recovered. The receivable balance and the corresponding provision for impairment is classified as ‘deposits held’. Refer to note 11.

Note 30.	Commitments

	2014	2013
	A$‘000	A$‘000

Lease commitments - operating
Committed at the reporting date but not recognised as liabilities, payable:
Within one year	80	62
One to five years	72	122

	152	184

Operating lease commitments includes contracted amounts for leases of premises and plant and equipment under non-cancellable operating leases expiring within three years. On renewal, the terms of the leases are renegotiated. Leases for premises include an annual review for CPI increases.

Note 31.	Related party transactions

Parent entity

Novogen Limited is the parent entity.

Subsidiaries

Interests in subsidiaries are set out in note 33.

Key management personnel

Disclosures relating to key management personnel are set out in note 28.

Transactions with related parties

The following transactions occurred with related parties:

	2014	2013	2012
	A$’000	A$’000	A$’000

Sale of goods and services:
Sale of goods to Glycotex, Inc. an associated company through William Rueckert a former director	—	462	—

Payment for other expenses:
Accounting fees paid to Watkins Coffey Martin, a company in which Steven Coffey is a director	79	45	—
Salary paid to Prue Kelly, the partner of Graham Kelly, a director	76	7	—
Salary paid to Michael Kelly, the brother of Graham Kelly, a director	24	—	—
Fees to Spark Capital, a firm in which former director Peter Scutt was a corporate advisor	—	—	374

Other transactions:

Glycotex Inc. previously held the consolidated entity’s Glucan Technology intellectual property for the treatment of trophic ulcers. That intellectual property was sold for total cash proceeds of A$150,000 to a private US-based company, which is associated with the former chairman and director William Rueckert.

The consolidated entity acquired the shares in Triaxial Pharmaceuticals Pty Ltd in the prior year, which included its shareholders Graham Kelly, Andrew Heaton and Robert Birch, who became directors of Novogen Limited as a result of this transaction. Refer to note 32 for further details.

Receivable from and payable to related parties

There were no trade receivables from or trade payables to related parties at the current and previous reporting date.

Loans to/from related parties

There were no loans to or from related parties at the current and previous reporting date.

Terms and conditions

All transactions were made on normal commercial terms and conditions and at market rates.

Note 32.	Business combinations

Triaxial Pharmaceuticals Pty Ltd (financial year ended 30 June 2013)

On 5 December 2012 Novogen Limited acquired 100% of the ordinary shares of Triaxial Pharmaceuticals Pty Ltd (‘Triaxial’) for the total consideration transferred of A$2,886,000. This is a biotechnology business. Triaxial had developed a novel technology platform allowing the design and construction of a family of compounds that Triaxial refers to as super-benzopyrans. The values identified in relation to the acquisition of Triaxial are final as at 30 June 2014.

Details of the acquisition are as follows:

Fair value
A$‘000

Cash and cash equivalents	32
Trade receivables	2
Plant and equipment	2
Intellectual property	2,851

Net assets acquired	2,887
Goodwill	—

Acquisition-date fair value of the total consideration transferred	2,887

Representing:
Novogen Limited shares issued to vendor	1,386
Convertible note issued	1,500

2,886

	2014	2013
	A$‘000	A$‘000

Cash used to acquire business, net of cash acquired:
Acquisition-date fair value of the total consideration transferred	—	2,886
Less: cash and cash equivalents	—	(32)

Less: shares issued by the Company as part of consideration	—	(1,386)
Less: compound financial instrument issued	—	(1,500)

Net cash received	—	(32)

Note 33.	Interests in subsidiaries

The consolidated financial statements incorporate the assets, liabilities and results of the following subsidiaries in accordance with the accounting policy described in note 2:

		Ownership interest
Name	Principal place of business / Country of incorporation	2014%	2013%

Novogen Laboratories Pty Ltd	Australia	100.00%	100.00%
Novogen Research Pty Ltd	Australia	100.00%	100.00%
Novogen North America Inc.	United States of America	100.00%	100.00%
Triaxial Pharmaceuticals Pty Ltd	Australia	100.00%	100.00%
Novogen Inc.	United States of America	100.00%	100.00%
CanTx. Inc.	United States of America	85.00%	—%

In November 2013 the consolidated entity entered into a joint venture arrangement with Yale University (‘Yale’), in which the consolidated entity owns 85% of the joint venture company. The purpose of the joint venture company, CanTx. Inc, (‘CanTx’) was to pool the resources of both parties in order to develop drugs for the treatment of ovarian cancer. A series of agreements underpin this joint venture. The first of those is a licensing agreement from the consolidated entity to CanTx that allows CanTx to access the consolidated entity patent portfolio of SBP drugs in order to identify a lead candidate compound for its objective of developing an intra-abdominal product capable of treating any intra-abdominal cancer, but with a particular focus on ovarian cancer. A licensing agreement between Yale and CanTx gave CanTx access to certain Yale cell culture technology and animal models and facilities and resources. A sponsored research agreement between CanTx and Yale identified the appropriate research plan to be undertaken by Yale, and a shareholders’ agreement between all parties comprised a commitment from the consolidated entity to fund CanTx for up to three years for up to a maximum of A$2 million. Yale and CanTx devised a construct comprising Trx-1 in a guided drug delivery system and commenced animal studies to investigate its utility both as an intra-peritoneal and intravenous product for the treatment of ovarian cancer.

Note 34.	Events after the reporting period

On 25 July 2014, the consolidated entity named two key contract manufacturing organisations to produce clinical batches of the experimental anti-cancer drug, Cantrixil. The consolidated entity expect to file an Investigational New Drug application for Cantrixil early next year and to advance the compound into the clinic by mid-2015.

Two resolutions passed at the General Meeting held on 13 August 2014 approved the allotment and issue of converted shares together with approval to increase the capital of the Company through the issue of up to 80 million new shares and up to 80 million attaching warrants. This will enable the consolidated entity to raise up to approximately A$20 million to meet increased working capital needs.

No other matter or circumstance has arisen since 30 June 2014 that has significantly affected, or may significantly affect the consolidated entity’s operations, the results of those operations, or the consolidated entity’s state of affairs in future financial years.

Note 35.	Earnings per share

	2014	2013	2012
	A$‘000	A$‘000	A$‘000

Earnings per share for loss from continuing operations
Loss after income tax	(7,569)	(1,508)	(1,471)
Non-controlling interest	101	—	—

Loss after income tax attributable to the owners of Novogen Limited	(7,468)	(1,508)	(1,471)

	Number	Number	Number

Weighted average number of ordinary shares used in calculating basic earnings per share	156,725,363	114,690,737	102,435,227

Weighted average number of ordinary shares used in calculating diluted earnings per share	156,725,363	114,690,737	102,435,227

	Cents	Cents	Cents

Basic earnings per share	(4.76)	(1.32)	(1.44)
Diluted earnings per share	(4.76)	(1.32)	(1.44)

	2014	2013	2012
	A$‘000	A$‘000	A$‘000

Earnings per share for profit from discontinued operations
Profit after income tax	—	723	121
Non-controlling interest	—	(246)	2,659

Profit after income tax attributable to the owners of Novogen Limited	—	477	2,780

	Number	Number	Number

Weighted average number of ordinary shares used in calculating basic earnings per share	156,725,363	114,690,737	102,435,227

Weighted average number of ordinary shares used in calculating diluted earnings per share	156,725,363	114,690,737	102,435,227

	Cents	Cents	Cents

Basic earnings per share	—	0.42	2.71
Diluted earnings per share	—	0.42	2.71

	2014	2013	2012
	A$‘000	A$‘000	A$‘000

Earnings per share for loss
Loss after income tax	(7,569)	(785)	(1,350)
Non-controlling interest	101	(246)	2,659

Loss after income tax attributable to the owners of Novogen Limited	(7,468)	(1,031)	1,309

	Number	Number	Number

Weighted average number of ordinary shares used in calculating basic earnings per share	156,725,363	114,690,737	102,435,227

Weighted average number of ordinary shares used in calculating diluted earnings per share	156,725,363	114,691,737	102,435,227

	Cents	Cents	Cents

Basic earnings per share	(4.76)	(0.90)	1.28
Diluted earnings per share	(4.76)	(0.90)	1.28

60,000,000 unlisted convertible notes with a face value of A$1,500,000, 3 tranches of unlisted convertible note with a face value of A$1,405,000 and 4,045,644 unlisted options have been excluded from the above calculations as they were anti-dilutive.

Directors’ declaration

In the directors’ opinion:

•

the attached financial statements and notes thereto comply with International Financial Reporting Standards as issued by the International Accounting Standards Board as described in note 2 to the financial statements;

•

the attached financial statements and notes thereto give a true and fair view of the consolidated entity’s financial position as at June, 30 2014 and June, 30 2013 and of its performance for the financial years ended June 30, 2014, June 30, 2013 and June 30, 2012; and

•	there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

Signed in accordance with a resolution of the directors.

On behalf of the directors

/s/ Graham Kelly
Graham Kelly Chairman

October 31, 2014
Sydney

Level 17, 383 Kent Street
Sydney NSW 2000

Correspondence to:
Locked Bag Q800
QVB Post Office
Sydney NSW 1230

T +61 2 8297 2400
F +61 2 9299 4445
E info.nsw@au.gt.com
W www.grantthornton.com.au

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders of Novogen Limited.

We have audited the accompanying consolidated statement of financial position of Novogen Limited and subsidiaries (the “Company”) as of June 30, 2014 and 2013, and the related consolidated statements of profit or loss and other comprehensive income, shareholders’ equity, and cash flows for each of the three years in the period ended June 30, 2014. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Novogen Limited and subsidiaries as of June 30, 2014 and 2013, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2014, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ Grant Thornton
GRANT THORNTON AUDIT PTY LTD
Chartered Accountants
Sydney, NSW, Australia
October 31, 2014

SIGNATURES

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

NOVOGEN LIMITED

/s/ Graham Kelly

Graham Kelly
Chief Executive Officer

Date: October 31, 2014

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