Form 20-F
period 2015-06-30
NOVOGEN LTD
filed 2015-10-30
CIK 1075880

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2015

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

Level 1, 16-20 Edgeworth David Avenue, Hornsby, New South Wales 2077, Australia

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing twenty-five Ordinary Shares*	The NASDAQ Stock Market

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

*	Not for trading, but only in connection with the registration of American Depositary Shares.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

Not Applicable

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

The number of outstanding Ordinary Shares of the issuer as at June 30, 2015 was 423,116,465.

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

In this Annual Report on Form 20-F, “Consolidated entity”, “Novogen,” “Company,” “we,” “us” and “our” refer to Novogen Limited and its wholly owned subsidiaries on a consolidated basis, unless the context otherwise provides.

PART I

Item 1.	Identity of Directors, Senior Management and Advisors

Item 1 details are not required to be disclosed as part of the Annual Report.

Item 2.	Offer Statistics and Expected Timetable

Item 2 details are not required to be disclosed as part of the Annual Report.

Item 3.	Key Information

Selected financial data

The selected financial data at June 30, 2015 and 2014 and for the years ended June 30, 2015, 2014 and 2013 have been derived from the consolidated financial statements of the Company included in this Annual Report and should be read in conjunction with, and are qualified in their entirety by, reference to those statements and the notes thereto.

This financial report complies with International Financial Reporting Standards (‘IFRS’) as adopted by the International Accounting Standards Board (‘IASB’).

The consolidated financial statements have been audited in accordance with the Public Company Accounting Oversight Board (‘PCAOB’) auditing standards in the United States by the Company’s independent registered public accounting firm.

The Company’s fiscal year ends on June 30. As used throughout this Annual Report, the word “fiscal” followed by a year refers to the 12-month period ended on June 30 of that year. For example, the term “fiscal 2015” refers to the 12 months ended June 30, 2015. Except as otherwise indicated, all dollar amounts referred to in this Annual Report are at the consolidated level and exclude inter-company amounts.

Summary of consolidated profit or loss and other comprehensive income (IFRS)	2011 A$‘000	2012 A$‘000	2013 A$‘000	2014 A$‘000	2015 A$‘000	2015 US$‘000

Revenue from continuing operations	2,025	1,447	1,112	87	89	69

Loss before income tax expense from continuing operations	(5,339)	(1,471)	(1,508)	(7,569)	(7,306)	(5,629)

Profit/(loss) after income tax expense from discontinued operations	(4,140)	121	723	—	—	—

Loss after income tax expense for the year	(9,479)	(1,350)	(785)	(7,569)	(7,306)	(5,629)

Net profit/(loss) attributable to members of Novogen Limited	(6,498)	1,309	(1,031)	(7,468)	(7,139)	(5,500)

Earnings per share for loss from continuing operations attributable to the owners of Novogen Limited
Basic earnings/(loss) per share (cents per share)	(5.22)	(1.44)	(1.32)	(4.76)	(2.99)	(2.30)
Diluted earnings/(loss) per share (cents per share)	(5.22)	(1.44)	(1.32)	(4.76)	(2.99)	(2.30)

Earnings per share for profit/(loss) from discontinued operations attributable to the owners of Novogen Limited

Basic earnings/(loss) per share (cents per share)	(1.14)	2.72	0.42	—	—	—

Diluted earnings/(loss) per share (cents per share)	(1.14)	2.72	0.42	—	—	—

Earnings per share for profit/(loss) attributable to the owners of Novogen Limited
Basic earnings/(loss) per share (cents per share)	(6.36)	1.28	(0.90)	(4.76)	(2.99)	(2.30)

Diluted earnings/(loss) per share (cents per share)	(6.36)	1.28	(0.90)	(4.76)	(2.99)	(2.30)

Weighted average number of ordinary share shares used to calculate earnings per share	102,125,894	102,435,227	114,690,737	156,725,363	238,418,048	238,418,048

Number of outstanding ordinary shares at year end	102,125,894	103,805,676	138,276,033	168,557,834	423,116,465	423,116,465

Summary of consolidated financial position (IFRS)	2011 A$‘000	2012 A$‘000	2013 A$‘001	2014 A$‘000	2015 A$‘000	2015 US$‘000

Cash and cash equivalents	6,016	8,348	2,738	2,502	44,371	34,184

Total assets	12,727	8,985	5,749	4,660	46,140	35,546

Net assets/Equity	4,420	5,113	4,041	1,413	44,362	34,177

Debt	1,047	—	1,416	2,707	—	—

Capital Stock	194,295	199,026	137,663	142,586	190,404	146,687

At the Company’s Annual General Meeting on November 12, 2012, shareholders approved the demerger of Novogen Limited and MEI Pharma, Inc. (‘MEI’). On November 27, 2012, a dividend of $24,775,000 was paid via an in-specie distribution of shares in MEI representing 23.87 cents per ordinary share. No other dividends have been declared by the Company in the fiscal years included in this report.

The Company publishes its consolidated financial statements expressed in Australian dollars. In this Annual Report, references to “U.S. dollars” or “US$” are to the currency of the United States of America (‘U.S.’) and references to “Australian dollars” or “A$” are to the currency of Australia. For the convenience of the reader, this Annual Report contains translations of certain Australian dollar amounts into U.S. dollars at specified rates. These translations should not be construed as representations that the Australian dollar amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. Unless otherwise stated, the translations of Australian dollars into U.S. dollars have been made at the rate of US$0.7704 = A$1.00, the foreign exchange rate as issued weekly by the Board of Governors of the Federal Reserve System (www.federalreserve.gov/releases) on June 30, 2015. The rate on September 30, 2015 was US$0.7020 = A$1.00

Exchange rates for the six months to September 2015

A$ versus US$

Month	High	Low
April	$0.8065	$0.7566
May	$0.8118	$0.7631
June	$0.7831	$0.7613
July	$0.7664	$0.7278
August	$0.7419	$0.7087
September	$0.7222	$0.6917

Exchange rates for the last five years

A$ versus US$

Fiscal Year ended June 30	Average Rate
2011	$0.9904
2012	$1.0323
2013	$1.0272
2014	$0.9186
2015	$0.8365

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

The Company currently is exploring the development of anti-cancer drugs based on two unproven drug technology platforms. Failure of either or both of these platforms to prove suitable for drug candidate selection, may have a material adverse effect on our business and our financial condition

The Company is committed to the identification of lead candidate anti-cancer drugs from two drug technology platforms, super-benzopyrans (‘SBP’) and anti-tropomyosins. Although early pre-clinical studies have confirmed the utility of both drug technology platforms in the generation of compounds with novel and potent cytotoxicity against various human cancer cell lines in vitro and in vivo, there are significant risks and uncertainties in translating those early laboratory results into drugs that will have meaningful clinical application and meet the stringent requirements of regulatory authorities such as the United States Food and Drug Administration (‘FDA’), who review Investigational New Drug (‘IND’) Applications to enable the conduct of first in man clinical trials. The Company plans to obtain the appropriate approvals to enable the trials.

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

If the Company is unable to obtain additional funds on favourable terms or at all, it may be required to cease or reduce its operations. Also, if the Company raises more funds by selling additional securities, the ownership interests of holders of its securities will be diluted.

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

Negative global economic conditions may pose challenges to the Company’s business strategy, which relies on access to capital from the markets or collaborators. Failure to obtain sufficient funding on acceptable terms could have a material adverse effect on our business, results of operations and financial condition

Negative conditions in the global economy, including credit markets and the financial services industry, have generally made equity and debt financing more difficult to obtain, and may negatively impact the Company’s ability to complete financing transactions. The duration and severity of these conditions is uncertain, as is the extent to which they may adversely affect the Company’s business and the business of current and prospective vendors and collaborators. If negative global economic conditions persist or worsen, the Company may be unable to secure additional funding to sustain its operations or to find suitable collaborators to advance its internal programs, even if positive results are achieved from research and development efforts.

If we are unable to raise sufficient funding on acceptable terms, we may be unable to continue to operate. There is no assurance that we will be successful in obtaining sufficient financing on acceptable terms and conditions to fund continuing operations, if at all. Our failure to obtain sufficient funds on acceptable terms when needed could have a material adverse effect on our business, results of operations and financial condition.

Our Company has a history of incurring losses. The extent of any future losses, and whether or not the Company can generate profits, remains uncertain

With the acquisition of Triaxial Pharmaceuticals Pty Ltd in 2012 and ongoing research and development, the company has had a history of incurring losses and is likely to continue to incur operating losses in the near future, until such time as any possible commercial breakthrough occurs.

The company incurred net losses of A$785,000 for year ended June 30, 2013, net losses of A$7,569,000 for year ended June 30, 2014 and net losses of A$7,306,000 for the year ended June 30, 2015. As of June 30, 2015, we have accumulated losses of A$148,445,000 (USD114,360,000) and the extent of any future losses and whether or not the Company can generate profits remains uncertain.

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

For example, any of the following factors may serve to delay, limit or prevent the final approval by regulatory authorities of the Company’s drug candidates for commercial use:

•

the Company has identified three lead candidate compounds, Cantrixil, Anisina and Trilexium. All are in the early stages of development, and the Company will need to conduct significant pre-clinical and clinical testing to demonstrate safety and efficacy of these drug candidates before applications for marketing can be filed with the FDA, or with the regulatory authorities of other countries;

•	data obtained from pre-clinical and clinical studies can be interpreted in different ways;

•	development and testing of product formulation, including identification of suitable excipients, or chemical additives intended to facilitate delivery of the Company’s drug candidates;

•	it may take the Company many years to complete the testing of its drug candidates, and failure can occur at any stage of this process; and

•	negative or inconclusive results or adverse medical events during a clinical trial could cause the Company to delay or terminate its development efforts.

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

The Company may not be able to establish the contractual arrangements necessary to develop, market and distribute the product candidates. Our failure to do so may adversely affect our business, results of operations and financial condition

A key part of the Company’s business plan is to establish contractual relationships with strategic partners. The Company must successfully contract with third parties to package, market and distribute its product candidates.

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

The Company’s competitors include pharmaceutical companies and biotechnology companies, as well as universities and public and private research institutions. In addition, companies active in different but related fields represent substantial competition. Many of the Company’s competitors developing oncology drugs have significantly greater capital resources, larger R&D staff and facilities and greater experience in drug development, regulation, manufacturing and marketing. These organizations also compete with the Company and its service providers, to recruit qualified personnel, and to attract partners for joint ventures and to license technologies. As a result, the Company’s competitors may be able to more easily develop technologies and products that would render the Company’s technologies or its drug candidates obsolete or non-competitive.

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

The Company has no direct control over the cost of manufacturing its drug candidates. Increases in the cost of manufacturing the Company’s drug candidates would increase the costs of conducting clinical trials and could adversely affect future profitability

The Company does not intend to manufacture the drug product candidates in-house, and it will rely on third parties for drug supplies both for clinical trials and for commercial quantities in the future. The Company has taken the strategic decision not to manufacture active pharmaceutical ingredients (‘API’) for the drug candidates, as these can be more economically supplied by third parties with particular expertise in this area. The Company plans to outsource the manufacture of its drug product and test it to FDA requirements. The Company has identified contract facilities that are registered with the FDA, have a track record of large scale API manufacture, and have already invested in capital and equipment. The Company has no direct control over the cost of manufacturing its product candidates. If the cost of manufacturing increases, or if the cost of the materials used increases, these costs may be passed on, making the cost of conducting clinical trials more expensive. Increases in manufacturing costs could adversely affect the Company’s future profitability if it was unable to pass all of the increased costs along to its customers.

The Company may face a risk of product liability claims and may not be able to obtain adequate insurance

The Company’s business exposes it to the risk of product liability claims. This risk is inherent in the manufacturing, testing and marketing of human therapeutic products. The Company has product liability insurance. The coverage is subject to deductibles and coverage limitations. The Company is in the process of identifying lead candidate compounds. When identified, and INDs are obtained they will be taken into the clinic. The Company may not be able to obtain or maintain adequate protection against potential liabilities, or claims may exceed the insurance limits. If the Company cannot or does not sufficiently insure against potential product liability claims, it may be exposed to significant liabilities, which may materially and adversely affect our business, results of operations and financial condition.

Enforceability of civil liabilities under the federal securities laws against the Company or the Company’s officers and directors may be difficult

The Company is a public company limited by shares and is registered and operates under the Australian Corporations Act 2001. Some of the Company’s directors and officers reside outside of the United States. In addition, a substantial portion of the directly owned assets of the Company are located outside of the United States. As a result, it may be difficult or impossible for investors to effect service of process within the United States against the Company or its directors and officers or to enforce against them any of the judgments, including those obtained in original actions or in actions to enforce judgments of the U.S. courts, predicated upon the civil liability provisions of the federal or state securities laws of the United States. There is doubt as to the enforceability in the Commonwealth of Australia, in original actions or in actions for enforcement of judgments of U.S. courts, of civil liabilities predicated solely upon federal or state securities laws of the U.S., especially in the case of enforcement of judgments of U.S. courts where the defendant has not been properly served in Australia.

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

If the market price of the Company’s ADRs remains below US$5.00 per share, under stock exchange rules, the Company’s stockholders will not be able to use such ADRs as collateral for borrowing in margin accounts. This inability to use ADRs as collateral may depress demand as certain institutional investors are restricted from investing in securities priced below US$5.00 and may lead to sales of such ADRs, creating downward pressure on and increased volatility in the market price of the Company’s ordinary shares and ADRs.

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

Because we are not necessarily required to provide you with the same information as an issuer of securities based in the United States, you may not be afforded the same protection or information you would have if you had invested in a public corporation based in the United States.

We are exempt from certain provisions of the Securities Exchange Act of 1934, as amended, commonly referred to as the Exchange Act, that are applicable to U.S. public companies, including (i) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K; (ii) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; and (iii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time. The exempt provisions would be available to you if you had invested in a U.S. corporation.

However, in line with the Australian Securities Exchange regulations, we disclose our financial results on a semi-annual basis which are required to have a limited review semi-annually and to be fully audited annually. The information, which may have an effect on our stock price on the Australian Securities Exchange, will also be disclosed to the Australian Securities Exchange and the Securities Exchange Commission. Other relevant information pertaining to our Company will also be disclosed in line with the Australian Securities Exchange regulations and information dissemination requirements for listed companies. We will provide our semi-annual results and other material information that we make public in Australia in the U.S. under the cover of an SEC Form 6-K. Nevertheless, you may not be afforded the same protection or information, which would be made available to you, were you investing in a United States public corporation because the requirements of a Form 10-Q and Form 8-K are not applicable to us.

In certain circumstances, holders of ADSs may have limited rights relative to holders of ordinary shares.

The rights of holders of ADSs with respect to the voting of ordinary shares and the right to receive certain distributions may be limited in certain respects by the deposit agreement entered into by us and The Bank of New York Mellon. For example, although ADS holders are entitled under the deposit agreement, subject to any applicable provisions of Australian law and of our Constitution, to instruct the depositary as to the exercise of the voting rights pertaining to the ordinary shares represented by the ADSs, and the depositary has agreed that it will try, as far as practical, to vote the ordinary shares so represented in accordance with such instructions, ADS holders may not receive notices sent by the depositary in time to ensure that the depositary will vote the ordinary shares. This means that, from a practical point of view, the holders of ADRs may not be able to exercise their right to vote. In addition, under the deposit agreement, the depositary has the right to restrict distributions to holders of the ADSs in the event that it is unlawful or impractical to make such distributions. We have no obligation to take any action to permit distributions to holders of our ADSs. As a result, holders of ADSs may not receive distributions.

There is a substantial risk that we are, or will become, a passive foreign investment company, or PFIC, which will subject our U.S. investors to adverse tax rules

Holders of our ADSs who are U.S. residents face income tax risks. There is a substantial risk that we are, or will become, a passive foreign investment company, commonly referred to as a PFIC. Our treatment as a PFIC could result in a reduction in the after-tax return to the holders of our ADSs and would likely cause a reduction in the value of such ADSs. For U.S. federal income tax purposes, we will be classified as a PFIC for any taxable year in which either (i) 75% or more of our gross income is passive income, or (ii) at least 50% of the average value of all of our assets for the taxable year produce or are held for the production of passive income. For this purpose, cash is considered to be an asset that produces passive income. We believe that there is a risk we will be classified as a PFIC for the taxable year ended June 30, 2015. If we are classified as a PFIC for U.S. federal income tax purposes, highly complex rules will apply to U.S. holders owning ADSs. Accordingly, you are urged to consult your tax advisors regarding the application of such rules.

United States residents should carefully read “Item 10.E. Additional Information – Taxation, United States

Federal Income Tax Consequences” in this Annual Report, for a more complete discussion of the U.S. federal income tax risks related to owning and disposing of our ADSs.

Item 4.	Information on the Company

History and development of the Company

Novogen Limited, a public company limited by shares, was incorporated in March 1994 under the jurisdiction of the laws of New South Wales, Australia. Novogen is registered and operates under the Australian Corporations Act 2001 (Cth). Novogen has its registered office at Level 1, 16-20 Edgeworth David Avenue, Hornsby, New South Wales NSW 2077, Australia. Its telephone number and other contact details are: Phone +61-2-9472 4100; Fax +61-2-9476-0388; and website, www.novogen.com (the information contained in the website does not form part of the Annual Report). The Company’s Ordinary Shares are listed on the Australian Securities Exchange (‘ASX’) under the symbol ‘NRT’ and its ADRs, each representing twenty-five Ordinary Shares, trade on the NASDAQ Capital Market under the symbol ‘NVGN’. The Company’s Depositary in the U.S. for ADRs is The Bank of New York Mellon, 101 Barclay Street 22W New York, N.Y. 10286.

Business overview

Nature of the Business

Since its inception in 1994, the principal business of the Company has been pharmaceutical drug development. With the acquisition of Triaxial, on December 5, 2012, the Company continued pharmaceutical drug research and development.

Corporate developments

Novogen

Board of Directors

The Company directors as at the date of this report are as follows:

Bryce Carmine	Non Executive Director (appointed on 3 June 2015)
Steven Coffey	Non Executive Director
John O’Connor	Non Executive Director
Peter Gunning	Non Executive Director
Ian Phillips	Interim Chairman (appointed on 3 June 2015)	Note 1
Iain Ross	Director and Acting CEO (resigned on 20 November 2014 and re appointed on 22 July 2015)	Note 2

Note 1 – Ian Phillips was appointed Interim Chairman on 1 July 2015

Note 2 – Iain Ross was re-appointed as Director and Acting CEO on 22 July 2015

Former directors who served during the financial year ended June 30, 2015:

Graham Kelly	Former Chairman and CEO (resigned on 22 July 2015)

More information on each of the current Directors is contained under item 6 “Directors, Senior Management and Employees” commencing on page 31.

Triaxial Pharmaceuticals Pty Ltd

On December 5, 2012, the Company acquired the biotechnology company Triaxial Pharmaceuticals Pty Ltd (‘Triaxial’). Triaxial developed a novel technology platform allowing the design and construction of a novel family of compounds that Triaxial refers to as super-benzopyrans. The Company acquired the outstanding shares of Triaxial Pharmaceuticals Pty Ltd, including those of its shareholders Dr Graham Kelly, Dr Andrew Heaton and Robert Birch, who became directors of Novogen as a result of this transaction. 15.4 million Novogen shares were issued at a fair value of $0.09 per share as part of the acquisition, the purchase price of which included a $1.5 million loan, payable to the Triaxial shareholders.

On December 4, 2014, the company and the convertible note holders, former shareholders of Triaxial, signed an amendment to the Convertible Note Deed Poll (‘Deed’) which superseded the precedent Loan Agreement between Triaxial shareholders and the Company.The amendment to the Deed extinguishes the liability created by the Loan Agreement, which was carried over to the original version of the Deed.

The amendment allowed the Company to convert the liability attached to the transaction into ordinary shares instead by removing the clauses allowing redemption in cash. The conditions of conversion into ordinary shares regarding the convertible notes are still dependent of the achievement of defined milestones established in the schedule of the Deed. Accordingly the convertible notes have been reclassified as an equity instrument rather than debt instrument.

CanTx Inc.

On November 4, 2013, the Company entered into a joint venture arrangement with Yale University (‘Yale’) and Prof Gil Mor. Novogen owns 85% of CanTx and Prof Gil Mor and Yale own respectively 7.5%. The purpose of the joint venture company, CanTx Inc., (‘CanTx’) was to pool the resources of both parties in order to develop drugs for the treatment of ovarian cancer. A series of agreements underpin this joint venture. The first of those is a licensing agreement from the Company to CanTx that allows CanTx to access the Company patent portfolio of super-benzopyrans drugs in order to identify a lead candidate compound for its objective of developing an intra-abdominal product capable of treating any intra-abdominal cancer, but with a particular focus on ovarian cancer. A corporate sponsored research agreement between Yale and CanTx gave CanTx access to certain Yale cell culture technology and animal models and facilities and resources. This agreement between CanTx and Yale identified the appropriate research plan to be undertaken by Yale, and a shareholders’ agreement between all parties comprised a commitment from the Company to fund CanTx for up to three years for up to a maximum of $2 million. Yale and CanTx devised a construct comprising Trx-1 in a guided drug delivery system and commenced animal studies to investigate its utility both as an intra-peritoneal and intravenous product for the treatment of ovarian cancer.

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

On May 27, 2014, the Company announced that it had a key milestone with its SBP drug program, having identified a number of SBP compounds with potent anti-cancer activity against human prostate cancer cells in vitro.

On June 17 2014, the Company announced the success of proof-of-concept pre-clinical studies confirming the potency of experimental drug TRX-1, in the treatment of primary of ovarian cancer when delivered into the peritoneal cavity.

On October 1, 2014, the Company announced that it had received guidance from the US Food and Drug Administration (FDA) on the process to bring the experimental drug product, Cantrixil, into the clinic in the US for the treatment of late-stage ovarian cancer.

On October 22, 2014, the Company announced results of two completed studies of one of its lead candidate compounds, TRX-E-009-1, confirming its ability to kill paediatric brain cancer cells – diffuse intrinsic pontine glioma (DIPG) and paediatric neuroblastoma cells – and clearing the way for the compound to come into the clinic as a potential treatment of childhood cancers.

On November 21, 2014 the Company announced that it had identified its lead anti-tropomyosin (ATM) drug candidate.

On December 16, 2014, the Company announced that it had confirmed that its lead candidate product, TRXE-009, originally developed for the treatment of brain cancers, had shown in pre-clinical studies to be highly active against melanoma.

On January 16, 2015, the Company announced an important discovery in its regenerative medicine program that had delivered a key proof-of-concept step forward in the quest to develop drugs capable of stimulating the function of brain tissue stem cells.

On February 11, 2015, the Company announced the lodgement of final specifications of a patent that covers the Company’s first family of super-benzopyran compounds, which yielded leading drug candidates, TRXE-002, TRXE-009 and TRXE-0025.

On March 4, 2015, the Company announced that it had confirmed that one of its lead candidate products, TRXE-009, was showing the potential to become an important new therapy in the fight against adult and paediatric brain cancer.

On April 9, 2015, the Company announced that studies conducted at The University of Queensland Diamantina Institute revealed that Anisina killed melanoma cells irrespective of their mutational status.

On April 17, 2015, the Company announced that it had signed a Memorandum of Understanding with the Feinstein Institute for Medical Research of New York to collaborate with the objective of developing effective treatments for brain cancers.

On April 22, 2015, the Company announced that it had received notification from the U.S. Food and Drug Administration (FDA) that its chemotherapy candidate drug, Cantrixil, had been granted Orphan Drug Designation for ovarian cancer.

On May 8, 2015, the Company announced that TRXE-009 confirmed its potential to become an important new therapy against an incurable paediatric brain cancer, DIPG (diffuse intrinsic pontine glioma).

On May 15, 2015, the Company announced that it had confirmed that its drug candidate, Anisina, was an effective monotherapy against human melanoma in an animal model.

On May 28, 2015, the Company announced the lodgement with the US Patent Office of a key patent covering a novel family of compounds within the Company’s anti-tropomyosin (ATM) drug technology platform.

On June 5, 2015, the Company announced that a lipid formulation of TRXE-009 dosed intravenously to animals was able to deliver therapeutic concentrations of TRXE-009 to brain tissue, confirming that the drug was able to cross the blood brain barrier.

On June 24, 2015, the Company announced that its candidate cytotoxic chemotherapy drug, Anisina, has proved an effective anti-cancer agent in animals, the result of which it now has been fast-tracked by the Company to come into the clinic

On July 14, 2015, the Company announced details of an in vivo proof of concept study that demonstrates their lead anti-tropomyosin drug candidate, Anisina, has the potential to improve the effectiveness of chemotherapy in children and reduce life-long side-effects.

On July 22, 2015 the Company announced the resignation of CEO and the appointment of new Director and Acting CEO.

On July, 30, 2015, the Company confirmed its commitment to progressing its ground-breaking technology platforms to Phase 1 clinical trials as soon as practicable.

On October 21, 2015, the Company disclosed key pre-clinical data generated in an animal model of recurrent ovarian cancer suggesting that the experimental anti-cancer drug, Cantrixil, may have utility as an adjuvant therapy when dosed in combination with platinum-based drugs.

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

During the financial year the Company raised cash amounting to approximately A$50,356,000 and issued 254,558,631 ordinary shares.

See Item 5 – Operating and Financial Review and Prospects – Fundraising campaigns.

Research and development

The Company has two drug technology platforms – Superbenzopyran (SBP) and Anti-tropomyosin (ATM) – around which the Company has established very strong patent positions, and made considerable advances over the last 12 months. The medicinal chemistry programs have identified two promising drug candidates, one from each platform (Cantrixil and Anisina), which the Company is progressing down the translational development path in concert.

The proprietary SBP technology was incorporated into Novogen after its acquisition of Triaxial Pharmaceuticals Pty Ltd in December 2012. Cantrixil, the Company’s first lead SBP drug candidate is being developed by its partially owned subsidiary CanTx (a joint venture between Yale University and Novogen). The planned route of administration for the Cantrixil drug-candidate is via injection into the peritoneal cavity. Pre-clinical studies have confirmed that Cantrixil induces cell death in both differentiated cancer cells and tumour initiating cells, those cells thought to be primarily responsible for cancer recurrence post chemotherapy. At a pre-IND meeting with the US Food and Drug Administration (FDA), the FDA agreed with our strategy on manufacturing and toxicology evaluation. Subsequent to this meeting, the Company has been able to produce both the active drug substance and drug product to a quality that conforms to Good Laboratory Practice (GLP) standards. Critically the drug has shown an excellent stability profile and all manufacturing processes have proven robust and scalable. The Company has commenced a safety evaluation program of the Cantrixil drug candidate with the aim of gaining Investigational New Drug (IND) status with the Food and Drug Administrations (FDA). This evaluation will characterize the toxicology signals associated with the experimental drug and correlate any toxicities with drug concentrations achieved in mammalian models. Results to date indicate that the drug is associated with gastrointestinal toxicity manifest as diarrhoea and some haematological toxicity (anaemia) and potential cardiovascular signals in in vitro studies. The Company anticipates completing the Cantrixil toxicology evaluation by the end of 2015. This information will enable regulators, such as the FDA and clinical investigators to assess the drug’s safety, ascribe a starting dose in humans, and establish AE/SAE monitoring criteria in humans.

The Company has assembled a Medical Study Committee for Cantrixil and commenced writing the Phase I clinical trial protocol where it will assess the safety and tolerability of Cantrixil in late stage cancer patients. The Company is also planning to conduct a second trial in women with late-stage ovarian cancer who have become unresponsive to standard of care therapy once it has received IND status for Cantrixil from the FDA. The FDA recently granted Cantrixil Orphan drug status for ovarian cancer. Progress and timing of these clinical studies will depend upon the outcome of the toxicology program and therefore it is not possible at this stage to be precise as to when clinical studies will commence. However the Company continues to aim to start the trials in 2016.

Pre-clinical studies have demonstrated that Anisina, a first-in-class ATM small molecule drug candidate, is able to target a protein component of the actin microfilaments, tropomyosin Tpm3.1, which is essential for tumor cell survival. In vitro studies confirm that inhibition of Tpm3.1 function impacts the structural integrity of the cancer cells cytoskeleton causing the cancer cell to die. In addition to having anti-cancer properties, these ATM compounds are also novel in that when administered to tumour-bearing nude mice and used in combination they enhance the anti-proliferative effect of one of the most widely used classes of chemotherapy drugs in cancer – the anti-microtubules. Preclinical studies are underway to validate the effectiveness of Anisina in animal models of adult and pediatric cancers both on its own and in combination with standard of care microtubule inhibitors. Importantly, a proof of concept study done in an animal cancer model as part of the Children’s Oncology Drug Alliance (CODA) has confirmed that Anisina is not only effective on its own in reducing neuroblastoma tumor growth but also enhances the sensitivity of cancer cells to microtubule targeting compounds. The Company has successfully optimized the Anisina manufacturing process using a process that is scalable, and meets GLP standards. The Company has identified the drug product to be used in the clinic, which enabled the initiation of an Anisina toxicology program with a view to filing an IND with the FDA. The Company has assembled a Medical Advisory Board for Anisina and, based on its pharmacology package, anticipates initially taking Anisina through to the clinic, pending successful completion if the safety assessment, as an IV delivered drug in combination with taxanes or vinca alkaloids. Further studies are ongoing to identify the adult cancer indication for Anisina. The FDA recently granted Anisina Orphan drug status for neuroblastoma. Pending the outcome of the Anisina toxicology program and discussions with the FDA, the first-in-human studies are predicted to start in 2016.

Trilexium (TRXE-009), the Company’s second lead SBP drug candidate, is behind the development timeline of Anisina and Cantrixil. Pre-clinical studies have shown that Trilexium induces cell death in a panel of cancer cells via caspase-mediated apoptosis. Researchers have also demonstrated tumor growth inhibition in several other animal models of cancer. Further pre-clinical studies are current to identify the optimal formulation and target indication. Once the optimal drug product has been identified, the Company will commence the requisite toxicology program prior to the conduct of a first-in-human trial in 2016/2017.

Jacob Hope research consists of three discovery programs: Regenerative Medicine Program, Facioscapulohumeral muscular dystrophy (FSHD) program and Lysosomal Storage Disorder (LSD). Given the data achieved to date in the Regenerative Medicine and FSHD programs, the Company intends to pursue patent protection around the discrete SBP pharmacophores that are attributable to either potentiating neurogenesis in the Regenerative Medicine Program, or normalizing the myotube phenotype in the FSHD program. The Company will also endeavour to protect any SBP pharmacophore that is active in the LSD setting. This patent protection strategy will increase the intrinsic value of each program and establish a priority date from an intellectual property perspective thereby enabling the Company to re-visit each program that has promise when funds and time permits.

Patent Protection

The company has an aggressive global Intellectual Property (IP) strategy to protect its key assets. The principle mode of protection is through the patenting procedure, seeking to obtain exclusive licences for all its key inventions and drug pipeline. The company’s IP is centred around two key technology platforms; the super benzopyrans (SBP’s) and the anti tropomyosins (ATM’s). Each of these technology platforms is delivering hit and lead drug candidates; as part of the companies drug discovery/development pipeline. As the research programs reveal new discoveries these are protected through lodging patents. The company has partnered with the global patent law firm, K & L Gates, to lodge patents that offer the best possible protection of our IP assets. The patent philosophy is to protect the three key cornerstones of the invention of a drug: composition of matter (the drug itself), method of manufacture (capturing new manufacturing methods) and method of use (covering the use of the drug to treat certain diseases). Patents are submitted initially as provisional applications and after 12 months progress through to a Patent Cooperation Treaty (‘PCT’) application. The company has been successful in lodging several provisional applications covering the SBP technology platform, one of which has progressed through to PCT status and has been accepted in Australia. This patent covers the key SBP assets of Cantrixil and Trilexium and is expected to be fully granted in Australia in Feb 2016. The ATM technology platform has also been the subject of significant IP protection, with several of the key ATM provisional patent applications having moved to PCT. The key PCT covering the lead ATM Anisina being granted “pending-acceptance” status in Australia with this patent expected to be fully granted in May 2016. The Company pursues a broad patent filing strategy based on multiple jurisdictions with particular attention paid to those member countries offering the most significant market opportunities for its future products.

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

Human clinical trials are typically conducted in three sequential phases that may overlap, which are:

•

Phase I: The drug is initially introduced into healthy human subjects or patients and tested for safety and dosage tolerance. For oncology medicines, patients with the target disease are used rather than healthy patients. Absorption, metabolism, distribution, and excretion testing, among other tests, are generally performed at this stage. These studies may also provide early evidence of effectiveness. The maximum tolerated dose of the drug may be calculated from Phase I studies;

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

Results of pre-clinical studies and clinical trials, as well as detailed information about the manufacturing process, quality control methods, and product composition, among other things, are submitted to the FDA as part of an NDA seeking approval to market and commercially distribute the product on the basis of a determination that the product is safe and effective for its intended use. Before approving an NDA, the FDA will inspect the facilities at which the product is manufactured and will not approve the product unless GMP compliance is satisfactory. If applicable regulatory criteria are not satisfied, the FDA may deny the NDA or require additional testing or information. As a condition of approval, the FDA also may require post-marketing testing or surveillance to monitor the product’s safety or efficacy. Even after an NDA is approved, the FDA may impose additional obligations or restrictions (such as labelling changes), or even suspend or withdraw a product approval on the basis of data that arise after the product reaches the market, or if compliance with regulatory standards is not maintained. The Company cannot be certain that the FDA on a timely basis, if at all will approve any NDA it submits. Also, any such approval may limit the indicated uses for which the product may be marketed. Any refusal to approve, delay in approval, suspension or withdrawal of approval, or restrictions on indicated uses could have a material adverse impact on the Company’s business prospects.

A user fee, pursuant to the requirements of the Prescription Drug User Fee Act (‘PDUFA’), and its amendments, must accompany each NDA. According to the FDA’s fee schedule, effective on October 1, 2015, for the fiscal year 2016, the user fee for an application requiring clinical data, such as an NDA, is US$2,374,200. The FDA adjusts the PDUFA user fees on an annual basis. PDUFA also imposes an annual product fee for prescription drugs and biologics (US$114,450), and an annual establishment fee (US$585,200) on facilities used to manufacture prescription drugs and biologics. A written request can be submitted for a waiver under certain circumstances. Waivers may be possible for the application fee for the first human drug application that is filed by a small business, as defined by the FDCA, but there are no small business waivers for product or establishment fees. Waivers may also be possible for one or more fees, upon written request, when a waiver or reduction is necessary to protect the public health, the user fees would present a significant barrier to innovation, or the fees are anticipated to exceed the present or future costs incurred by FDA. The Company is not at the stage of development with its products where it is subject to these fees, but they are significant expenditures that may be incurred in the future and must be paid at the time of application submissions to FDA.

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

After product approval, there are continuing significant regulatory requirements imposed by the FDA, including record-keeping requirements, obligations to report adverse events in patients using the products, and restrictions on advertising and promotional activities. Quality control and manufacturing procedures must continue to conform to GMPs, and the FDA periodically inspects facilities to assess GMP compliance. Additionally, post-approval changes in ingredient composition, manufacturing processes or facilities, product labelling, or other areas may require submission of a NDA Supplement to the FDA for review and approval. New indications will require additional clinical studies and submission of a NDA Supplement. Failure to comply with FDA regulatory requirements may result in an enforcement action by the FDA, including warning letters, product recalls, suspension or revocation of product approval, seizure of product to prevent distribution, impositions of injunctions prohibiting product manufacture or distribution, and civil and criminal penalties. Maintaining compliance is costly and time-consuming. The Company cannot be certain that it, or its present or future suppliers or third-party manufacturers, will be able to comply with all FDA regulatory requirements, and potential consequences of non-compliance could have a material adverse impact on its business prospects.

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

The Best Pharmaceuticals for Children Act (‘BPCA’), signed into law on January 4, 2002, was reauthorized and amended by the FDA Amendments Act of 2007 (‘FDAAA’). The reauthorization of BPCA provides an additional six months of exclusivity to NDA applicants that conduct and file acceptable paediatric studies of new and currently marketed drug products for which paediatric information would be beneficial, as identified by FDA in a Paediatric Written Request. The Paediatric Research Equity Act (‘PREA’), signed into law on December 3, 2003, also was reauthorized and amended by FDAAA. The reauthorization of PREA requires that most applications for drugs and biologics include a paediatric assessment (unless waived or deferred) to ensure the drugs’ and biologics’ safety and effectiveness in children. Such paediatric assessment must contain data, gathered using appropriate formulations for each age group for which the assessment is required, that are adequate to assess the safety and effectiveness of the drug or the biological product for the claimed indications in all relevant paediatric subpopulations, and to support dosing and administration for each paediatric subpopulation for which the drug or the biological product is safe and effective. The paediatric assessments can only be deferred provided there is a timeline for the completion of such studies. The FDA may partially waive or fully waive the paediatric assessment requirement for several reasons, including if the applicant can demonstrate that necessary studies are impossible or highly impracticable. The FDA Safety and Innovation Act permanently renewed and strengthened BPCA and PREA.

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

Stock market listing compliance

On November 7, 2014, NASDAQ notified the Company that it did not comply with Listing Rule 5550(b) (Rule), which requires a minimum $2,500,000 stockholders’ equity, $35,000,000 market value of listed securities, or $500,000 net income from continuing operations.

The Company submitted a plan to regain compliance on December 18, 2014 and January 19, 2015 (‘Submission’).

Following the Submission, NASDAQ granted on January 26, 2015 an extension to regain compliance with the Rule.

On April 28, 2015, NASDAQ advised the Company that it had regain full compliance with the Rule.

The Company has met the compliance requirements for ASX listings and accordingly has not been in breach of those requirements.

Organizational structure

Corporate structure

Novogen Limited is a public company limited by shares and is incorporated and domiciled in Australia. Novogen Limited and its controlled entities have prepared a consolidated financial report incorporating the entities that Novogen Limited controlled as at the end of fiscal year 2015, which included the following controlled entities:

		Equity holding		Acquired
Name	Country of incorporation	2015%	2014%

Novogen Laboratories Pty Ltd	Australia	100.00%	100.00%
Novogen Research Pty Ltd	Australia	100.00%	100.00%
Novogen North America Inc.	United States of America	100.00%	100.00%
Triaxial Pharmaceuticals Pty Ltd	Australia	100.00%	100.00%	December 5, 2012
Novogen Inc.	United States of America	100.00%	100.00%
CanTx. Inc.	United States of America	85.00%	85.00%	November 5, 2013

Property, plant and equipment

The Company leases moderate office space in Hornsby, New South Wales, Australia, which is used as its corporate headquarters. The Company has entered into two short term leases on this property which expires in May 2016. On renewal, the terms of the lease are renegotiated. To accommodate its constant growth, the consolidated entity has entered into a new lease, starting in November 2015.

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

Application of critical accounting policies

We prepare our financial statements in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). As such, we are required to make certain estimates, judgments, and assumptions that management believes are reasonable based upon the information available. These estimates, judgments and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. The significant accounting policies are summarized in Item 18. “Financial Statements – Note 2 – Significant Accounting Policies”.

Income taxes

The group has not recognized deferred tax assets relating to carried forward tax losses and taxable temporary differences since the group is currently in a loss making position and unable to generate taxable income to utilize the carried forward tax losses and taxable temporary differences. The utilization of the tax losses also depends on the ability of the entity to satisfy certain tests at the time the losses are recouped. Significant judgment is required in determining the worldwide provision for income taxes. There are certain transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain. The group estimates its tax liabilities based on the group’s understanding of the tax law. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the period in which such determination is made.

Share-based Payment Transactions

The consolidated entity measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. The fair value is determined by using the Black-Scholes model taking into account the terms and conditions upon which the instruments were granted. The accounting estimates and assumptions relating to equity-settled share-based payments would have no impact on the carrying amounts of assets and liabilities within the next Annual Reporting period but may impact profit or loss and equity.

Research and Development

We have expensed all internal research and development expenditures incurred during the year as the costs relate to the initial expenditure for research and development of biopharmaceutical products and the generation of future economic benefits is not considered probable given the stage of development. It was considered appropriate to expense the research and development costs as they did not meet the criteria to be capitalized under IAS 38.

The R&D Tax Incentive is a government run program which helps to offset some of the costs of R&D. Annually, the consolidated entity claims a refundable tax offset and has disclosed this as other income in the statement of profit or loss and other comprehensive income. The group currently accounts for R&D Tax Incentive on a cash basis due to the difficulty of making reasonable estimation as at year end.

Impairment of Assets

We assess impairment of non-financial assets at each reporting date by evaluating conditions specific to the consolidated entity and parent entity and to the particular asset that may lead to impairment. If an impairment trigger exists, the recoverable amount of the asset is determined. This involves fair value less costs to sell or value- in-use calculations, which incorporate a number of key estimates and assumptions.

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

For additional information on discontinued operations refer to Item 18. “Financial Statements – Note 10 – Discontinued operations”.

Results of operations

The following table provides a summary of revenues and expenses to supplement the more detailed discussions below:

Statements of profit or loss and other comprehensive income

For the year ended 30 June 2015

	Consolidated
	2015 A$‘000	2014 A$‘000	2013 A$‘000	2015 US$‘000
Revenue from continuing operations	89	87	1,112	69

Other income	2,753	342	618	2,121

Expenses
Research and development expense*	(5,935)	(3,328)	(1,357)	(4,573)
General and administrative expense*	(3,843)	(3,415)	(1,749)	(2,961)
Net fair value loss on convertible note derivative	(301)	(540)	—	(232)
Finance costs	(69)	(715)	(132)	(53)

Loss before income tax expense from continuing operations	(7,306)	(7,569)	(1,508)	(5,629)

Income tax expense	—	—	—	—

Loss after income tax expense from continuing operations	(7,306)	(7,569)	(1,508)	(5,629)

Profit after income tax expense from discontinued operations	—	—	723	—

Loss after income tax expense for the year	(7,306)	(7,569)	(785)	(5,629)

Other comprehensive income

Items that may be reclassified subsequently to profit or loss

Loss on the revaluation of available-for-sale financial assets, net of tax	(32)	(11)	—	(24)

Net exchange difference on translation of financial statements of foreign controlled entities, net of tax	(376)	29	3,968	(290)

Other comprehensive income for the year, net of tax	(408)	18	3,968	(314)

Total comprehensive income for the year	(7,714)	(7,551)	3,183	(5,943)

*	Restatement of comparatives

Comparative information in the profit and loss statement has been restated to correct an immaterial error in classification of expenses. The profit and loss for Fiscal 2014 and Fiscal 2013, included salary and related general expenses of scientists totalling A$853,000 and A$1,101,000 respectively in general and administrative expenses. These expenses have been reclassified from general and administrative expenses to research and development expenses. The restatement is to reflect the nature of the expense in a more accurate manner. A third balance sheet has not been presented as the reclassification is immaterial and has no impact on the financial results for the year ended June 30, 2014, and June 30, 2013, or the closing financial position at that date.

Operating results – Fiscal 2015 compared to Fiscal 2014

Revenue

The consolidated entity’s revenue, which is solely interest income derived from interest bearing bank account, has increased marginally from A$87,000 in 2014 to A$89,000 in 2015.

Net loss

The consolidated entity incurred a loss after income tax of $7,306,000 (2014: $7,569,000), was in a net current asset position of $42,871,000 (2014: net current liability position of $609,000) and had net cash outflows from operating activities of $5,760,000 (2014: $5,709,000) for fiscal 2015.

Research and development expenses from continuing operations for fiscal 2015 was A$5,935,000 representing an increase of A$2,607,000 in comparison with fiscal 2014. This increase is due to ongoing implementation of research and development programs, in line with our Corporate Developments as noted on page 11.

General and administrative costs from continuing operations for fiscal 2015 amounted to A$3,844,000 representing an increase of A$428,000 in comparison with fiscal 2014. This increase is due to increased overheads with employment of more staff as a result of the significant growth of the Company’s operations.

Finance costs from continuing operations were A$370,000 representing a decrease of A$885,000 in comparison with fiscal 2014. This decrease is due to the repayment of borrowings during the year as a result of the additional funds raised through the issue of equity securities.

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

Research and development expenses from continuing operations for fiscal 2014 was A$3,328,000 representing an increase of A$1,971,000 in comparison with Fiscal 2013. This increase is due to ongoing implementation of research and development programs.

General and administrative costs from continuing operations for fiscal 2014 amounted to A$3,415,000 representing an increase of A$1,666,000 in comparison with Fiscal 2013. This increase is due to amortisation of intellectual property and employment related expenses.

Finance costs from continuing operations were A$1,255,000 representing an increase of A$1,123,000 in comparison with fiscal 2013 due to costs associated with the Hudson Bay Master Fund Convertible Note transaction.

Liquidity and capital resources

Cash resources

At June 30, 2015, the consolidated entity had total funds of A$44,371,000 compared to A$2,502,000 as at June 30, 2014.

During fiscal 2015, the consolidated entity had net cash outflows from operating activities of A$5,760,000 compared to cash outflows of A$5,709,000 in fiscal 2014.

The consolidated entity invests its cash and cash equivalents in interest bearing facilities with various maturity dates. At the end of fiscal 2015, term deposits amounting to A$15,000 had a weighted average interest rate of 2.4% and cash deposits of A$44,356,000 had a weighted average interest rate of 0.86%.

At June 30, 2015, the consolidated entity did not hold any derivative financial instruments for managing its foreign currency; however, the consolidated entity may from time to time enter into hedging arrangements where circumstances are deemed appropriate.

The Company believes that its future ability to fund its operations will be dependent on deriving sufficient cash from investors through successful capital raising and return from government grants as part of the Research and Development Tax Incentive Program available in Australia. The R&D Tax Incentive is an Australian government run program which helps to offset some of the costs of R&D. Annually, the consolidated entity claims a refundable tax offset and has disclosed this as other income in the statement of profit or loss and other comprehensive income. The group currently accounts for R&D Tax Incentive on a cash basis due to the difficulty of making reasonable estimation as at year end.

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

Fundraising campaigns

On April 24, 2013, the Company raised A$2,400,000 through the issue of 14,425,150 ordinary shares at a price of 16.5 cents per share.

On May 28, 2013, the Company raised A$790,000 through the issue of 4,645,207 ordinary shares at a price of 17.0 cents as part of a Share Purchase Plan.

On July 3, 2013 the Company entered into a Convertible Securities Agreement with HBMF pursuant to which HBMF agreed to invest, at the Company’s option, up to an aggregate amount of A$5,000,000 in return for the Company issuing HBMF up to five convertible securities having an aggregate face value of up to A$5,500,000 (the “Convertible Securities Agreement”). The Convertible Securities Agreement was amended on November 15, 2013 to among other things increase the total amount which HBMF agreed to invest to A$8,000,000. Under the Convertible Securities Agreement, the Company also issued to HBMF an option to purchase 4,000,000 ordinary shares (the “2013 HBMF Option”), at an option exercise price of A$0.237 per ordinary share and having an expiration date of July 4, 2016. On July 4, 2013, the Company also issued 822,369 ordinary shares to HBMF in satisfaction of our obligation to pay a commencement fee under the Convertible Securities Agreement. Between July 3, 2013 and February 10, 2015, we issued four convertible promissory notes to HBMF having an aggregate face value of A$6,050,000. HBMF or its nominees have converted all of these convertible promissory notes and were issued a further 47,173,141 ordinary shares. On January 16, 2015, we terminated the Convertible Securities Agreement, therefore no further Notes will be issued under the Convertible Securities Agreement.

ASX Bookbuild – November 12, 2014

On November 12, 2014, the consolidated entity conducted a capital raising with sophisticated investors in Australia and some qualified U.S. investors, which gave the opportunity to these investors to purchase ordinary shares at A$0.11 per share and included an option for no consideration, exercisable at A$0.125 per share. The consolidated entity issued 16,859,988 ordinary shares and 16,859,988 unlisted options. The gross proceeds of the placement was approximately A$1,855,000.

At June 30, 2015, the consolidated entity received approximately A$1,406,000 from the proceeds of the exercise of options issued as part of the capital raise.

Private Equity Placement – December 16 & 18, 2014

On December 16 and 18, 2014, the consolidated entity issued 46,900,800 ordinary shares at a purchase price of A$0.125. Following shareholders’ approval received on March 4, 2015, the consolidated entity issued 50,652,864 options with an exercise price of A$0.15 per option exercisable by December 16 & 18, 2019, to U.S. based private investment funds (‘December PIPE’). As consideration for the issue of securities, the consolidated entity received gross proceeds of approximately A$5,850,000.

At June 30, 2015, the consolidated entity received approximately A$6,800,000 from the proceeds of the exercise of options issued as part of the December PIPE.

Private Equity Placement – April 27, 2015

On April 27, 2015, the consolidated entity issued 51,750,000 ordinary shares at a purchase price of A$0.30 and, following shareholders’ approval received on June 24, 2015:

•	51,750,000 options, exercisable at A$0.30 by December 30, 2015; and

•	25,875,000 options, exercisable at A$0.40 by June 30, 2020;

to U.S. based private investments funds (‘April PIPE’).

As consideration for the issue of securities, the consolidated entity received gross proceeds of A$15,525,000.

Rights Issue – June 4, 2015

On June 4, 2015, the consolidated entity issued 58,971,151 ordinary shares at a purchase price of A$0.30 and:

•	58,971,151 options, exercisable at A$0.30 by December 4, 2015; and

•	29,485,999 options, exercisable at A$0.40 by June 4, 2020;

to Australian and qualified U.S. shareholders as part of the rights entitlement offer announced on April 21, 2015 (‘Rights Issue’).

The consolidated entity received gross proceeds of approximately A$17,691,000 from the Rights Issue. The consolidated entity released a prospectus in support of the Rights Issue.

See Item 18. “Financial Statements – Note 28 – Financial Instruments” for disclosures about financial risk management including interest rate risk, foreign currency risk and liquidity risk.

Research and Development

Research and development policy

Expenditure during the research phase of a project is recognized as an expense when incurred. Development costs are capitalized only when technical feasibility studies identify that the project will deliver future economic benefits and these benefits can be measured reliably.

The Company spent A$5,935,000, A$3,328,000 and A$3,648,000 on research and development expenditure from both continuing and discontinued operations during fiscal 2015, 2014 and 2013 respectively. All of these costs have been recognised as an expense in the statement of profit or loss in the respective periods. The profit and loss for Fiscal 2014 and Fiscal 2013 included salary and related general expenses of scientists totalling $853,000 and A$1,101,000 respectively in general and administrative expenses. These expenses have been reclassified from general and administrative expenses to research and development expenses. Please refer to Note 4 for details.

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

Off-balance sheet arrangements

The Company does not have any off-balance sheet arrangements.

Tabular disclosure of contractual obligations

The following table sets forth the Company’s contractual obligations for the periods as at June 30, 2015

	2015 A$‘000	Thereafter A$‘000	Total A$‘000

Operating Leases^	87	—	87

	87	—	87

^	Operating lease commitments includes contracted amounts for leases of premises and plant and equipment under non-cancellable operating leases expiring within three years. On renewal, the terms of the leases are renegotiated. Leases for premises include an annual review for CPI increases.

Item 6.	Directors, Senior Management and Employees

Directors

The names and details of the Company’s Directors at the date of this report are as follows:

Bryce Carmine	Non Executive Director (appointed on 3 June 2015)
Steven Coffey	Non Executive Director
John O’Connor	Non Executive Director
Peter Gunning	Non Executive Director
Ian Phillips	Interim Chairman (appointed on 3 June 2015)	Note 1
Iain Ross	Director and Acting CEO (resigned on 20 November 2014 and re appointed on 22 July 2015)	Note 2

Note 1 - Ian Phillips was appointed Interim Chairman on 1 July 2015

Note 2 - Iain Ross was re-appointed as Director and Acting CEO on 22 July 2015

Former directors who served during the financial year ended June 30, 2015:

Graham Kelly	Former Chairman and CEO (resigned on 22 July 2015)

Directors were in office for the entire period unless otherwise stated.

Names, qualifications, experience and special responsibilities

Name:	Mr Bryce Carmine (appointed on 3 June 2015)
Title:	Non-Executive Director
Qualifications:	B.Sc., Biochemistry, Microbiology & Genetics
Experience and expertise:	Bryce Carmine spent 36 years working for Eli Lilly & Co. and retired as Executive Vice President for Eli Lilly & Co, and President, Lilly Bio-Medicines. Prior to this he lead the Global Pharmaceutical Sales and Marketing and was a member of the company’s Executive Committee. He previously held a series of product development portfolio leadership roles culminating when he was named President, Global Pharmaceutical Product Development, with responsibility for the entire late-phase pipeline development across all therapeutic areas for Eli Lilly. During his career with Lilly, Bryce held several country leadership positions including President Eli Lilly Japan, Managing Dir. Australia/NZ & General Manager of a JV for Lilly in Seoul, Korea.
Other current directorships:	None
Former directorships (last 3 years):	None
Special responsibilities:	Chair of Scientific Committee, member of Remuneration and Nomination Committee and member of Strategic Planning Committee and member of the Audit, Risk and Governance Committee

Name:	Mr Steven Coffey
Title:	Non-Executive Director
Qualifications:	B. Comm., CA
Experience and expertise:	Steven Coffey is a chartered accountant, having spent his career in public practice since graduating from University of New South Wales, Australia in 1983. He has been a partner in the chartered accounting firm Watkins Coffey Martin since 1993. He is a registered company auditor and audits a number of large private companies as well as a number of not-for-profit entities. Steven has previously served on the board of an Australian listed public company. He is currently a board member of private family foundation.
Other current directorships:	None

Former directorships
(last 3 years):	None
Special responsibilities:	Chairman of the Remuneration and Nomination Committee

Name:	Mr John O’Connor
Title:	Non-Executive Director
Qualifications:	BEc, MAICD
Experience and expertise:	John O’Connor has spent his working life in the financial industry. In this time he has worked both in funds management and as a stockbroker. He has worked in the UK, U.S. and in Australia. He has held management roles and been a partner in securities businesses. He served on the Board of Lonsec Securities, a Zurich Insurance owned business, for several years. John has been a consultant to several biotech businesses, including Novogen Limited and MEI Pharma, Inc. assisting with fundraising.
Other current directorships:	None
Former directorships (last 3 years):	NuSep Holdings Limited (appointed October 10, 2011, resigned February 19, 2012)
Special responsibilities:	Deputy Chairman, Chair of the Audit, Risk and Governance Committee

Name:	Prof Peter Gunning
Title:	Non-Executive Director
Qualifications:	B.Sc (Hons), Ph.D
Experience and expertise:	Peter Gunning is the Head of the Oncology Research Unit in the School of Medical Sciences and Associate Dean (Research) in the Faculty of Medicine at the University of New South Wales, Australia. His research is focused on the development of new therapeutic strategies for the treatment of childhood cancer. These strategies target the skeleton of the cancer cell and build on the principles of cell architecture that Professor Gunning’s group has discovered over the last 20 years. Peter has published over 100 primary research articles and has recently edited the first book devoted to his field of research. Previous appointments have included leadership roles as Chair of the Division of Research at The Children’s Hospital at Westmead, Chair of the Westmead Research Hub Executive and Chair, Board of Bio-Link, a company established by the NSW Government to support commercialisation of biomedical intellectual property.
Other current directorships:	None
Former directorships (last 3 years):	None
Special responsibilities:	Member of the Audit, Risk and Governance Committee and member of the Scientific Committee

Name:	Mr Ian M. Phillips, MNZM (appointed 3 June 2015)
Title:	Non-Executive Director, Interim Chairman (appointed 1 July 2015)
Experience and expertise:	Ian has been involved with International Banking, global financial markets and Corporate Finance for over 30 years having worked in New York (20 years plus), London (5 years), Singapore (6 months), Sydney (5 years) and Wellington (4 years). Ian is the President of KUMARA, Chairman of NNP, Deputy Chairman of the American Australian Association, Immediate past President of the American Friends of the NGA, Chairman of ANZA, an Advisory Board of the US-NZ Council and a Board member of the American friends of Christchurch. Ian studied at Otago University, University of Colorado and London School of economics. He holds dual citizenship USA & NZ. In 2013, Ian was awarded the NZ Order of Merit.
Other current directorships:	None

Former directorships (last 3 years):	None
Special responsibilities:	Chair of Strategic Planning Committee

Name:	Mr Iain Ross
Title:	Director, Acting CEO
Qualifications:	B.Sc. (Hons), C.Dir
Experience and expertise:	Based in the UK, Iain Ross is an experienced director on a number of Australian company boards. He is also currently Chairman of Ark Therapeutics Group Plc and a director of a number of other European based technology companies. In his career he has held senior positions at Coms Plc, Sandoz AG, Fisons Plc, Hoffmann-La Roche AG, and Celltech Group Plc and also undertaken a number of start-ups and turnarounds on behalf of banks and private equity groups. His track record includes multiple financing transactions having raised in excess of £300 million, both publicly and privately, as well as extensive experience of divestments and strategic restructurings and has many years in cross-border management as a Chairman and CEO. Iain has led and participated in four London Stock Exchange (‘LSE’) Initial Public Offerings, and has direct experience of mergers and acquisitions transactions in Europe, U.S. and the Pacific Rim.
Other current directorships:	Benitec Biopharma Limited, Anatara Lifesciences Limited and Premier Veterinary Group Plc (LSE)
Former directorships (last 3 years):	Tissue therapies Limited, Coms Plc and Ark Therapeutics Group Plc(LSE)
Special responsibilities:	Member of Strategic Planning Committee and member of Scientific Committee

Executive officers’ profiles

Name:	Dr David Brown
Title:	Chief Scientific Officer
Qualifications:	B.Sc. (Hons) Ph.D
Experience and expertise:	David Brown was in charge of preclinical testing for Novogen’s oncology drugs between 2000 and 2010. In his new role, he oversees the entire portfolio of Research and Development programs and is responsible for developing evidence of the Company’s drug technology platforms.

Name:	Dr Andrew Heaton
Title:	CEO & President of Novogen North America
Qualifications:	B.Sc (Hons) Ph.D
Experience and expertise:	Andrew Heaton has an extensive drug discovery background. He was one of the founders and former CEO of Triaxial Pharmaceuticals Pty Ltd. Based in the U.S., he oversees the formulation, patent and manufacture of the Company’s drug technology platforms.

Name:	Mr Lionel Mateo
Title:	Company Secretary
Qualifications:	BCL, MCL
Experience and expertise:	Lionel Mateo was appointed Company Secretary on 8 October 2013. He has a Bachelor’s degree in Civil Law and a Master’s Degree in Civil Law, Economics and Business from the University of Aix-en-Provence, France. Prior to specialising in corporate governance, he worked in Criminal Law. He previously worked for R.M. Williams Agricultural Holdings Pty Ltd, initially as Corporate Governance Officer and then Company Secretary. Lionel completed the Graduate Diploma of Applied Corporate Governance with the Governance Institute of Australia in 2015.

Name:	Ms Cristyn Humphreys
Title:	Chief Financial Officer (appointed on 1 January 2015)
Qualifications:	B.Bus (Acc), DIPPOL, FTI, CA
Experience and expertise:	Cristyn Humphreys has 20 years commercial experience working for private industries including heading up finance, marketing and strategy departments for businesses with a global presence. Cristyn’s commercial experience is broad including founding a registered charity in Australia and working in the NSW Police Service. She is a Chartered Accountant and a Fellow of the Tax Institute in Australia.

Directors’ and KMP interests in the shares and options of the company for fiscal 2015:

Shareholding

The number of shares in the consolidated entity held during the financial year by each Director and other members of Key Management Personnel of the consolidated entity, including their personally related parties, is set out below:

	Balance at the start of the year	Received as part of remuneration	Additions	Disposals/ other	Balance at the end of the year
Ordinary shares
G Kelly	5,715,204	—	—	(109,837)	5,605,367
S Coffey	89,236	—	732,224	—	821,460
J O’Connor	278,601	—	46,434	—	325,035
C Humphreys	—	—	141,666	—	141,666
A Heaton	6,662,136	—	—	(413,038)	6,249,098
D Brown	3,497,795	—	—	—	3,497,795

	16,242,972	—	920,324	(522,875)	16,640,421

*	Disposals/other may represent no longer being designated as a KMP, not necessarily a disposal of holding.

Option holding

The number of options over ordinary shares in the consolidated entity held during the financial year by each Director and other members of Key Management Personnel of the consolidated entity, including their personally related parties, is set out below:

	Balance at the start of the year	Granted	Exercised	Expired/ forfeited/ other	Balance at the end of the year
Options over ordinary shares
G Kelly*	—	354,318	—	—	354,318
J O’Connor*	—	69,652	—	—	69,652
S Coffey*	—	448,968	(272,727)	—	176,241
C Humphreys*	—	62,954	—	—	62,954

	—	935,892	(272,727)	—	663,165

*	The above listed options were not issued as part of remuneration.

	Vested and exercisable	Vested and unexercisable	Balance at the end of the year

Options over ordinary shares
G Kelly*	354,318	—	354,318
J O’Connor*	69,652	—	69,652
S Coffey*	176,241	—	176,241
C Humphreys*	62,954	—	62,954

	663,165	—	663,165

*	The above listed options were not issued as part of remuneration.

Further disclosures regarding KMPs options

	Opening Balance	Granted 18/11/14 Exercise price $0.125 Expire 18/11/15	Granted 4/6/15 Exercise price $0.3 Expire 4/12/15	Granted 4/6/15 Exercise price $0.4 Expire 4/6/20	Closing Balance
G Kelly	—	181,818	115,000	57,500	354,318
J O’Connor	—	—	46,434	23,218	69,652
S Coffey	—	—	117,494	58,747	176,241
C Humphreys	—	45,455	11,666	5,833	62,954

TOTAL					663,165

All options were issued as part of capital raises conducted during the financial year. No options were issued as part of remuneration or under any specific share option scheme.

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

Use of remuneration consultants

During fiscal 2015, the Company did not engage remuneration consultants.

B. Details of remuneration

Details of the remuneration of the directors and other KMP of the consolidated entity are set out in the following tables.

The KMP of the consolidated entity consisted of the following directors of Novogen Limited:

Dr Graham Kelly	Former Chairman and CEO (resigned on 22 July 2015)
Steven Coffey	Non-Executive Director
John O’Connor	Non-Executive Director
Prof Peter Gunning	Non-Executive Director
Iain Ross	Non-Executive Director (resigned on 20 November 2014) Director, Acting CEO (Re-appointed 22 July 2015)
Bryce Carmine	Non-Executive Director (appointed on 3 June 2015)
Ian Phillips	Interim Chairman (appointed on 3 June 2015)

And the following persons:

Lionel Mateo	Company Secretary
Dr Andrew Heaton	CEO and President of Novogen North America
Dr David Brown	Chief Scientific Officer
Christine Bruce	Financial Controller (ceased as KMP on 29 December 2014)
Cristyn Humphreys	Chief Financial Officer (appointed on January 1, 2015)

	Short-term benefits				Post-employment benefits Other	Long-term benefits Equity- settled	Share-based payments
	Cash salary and fees	Cash bonus	Movements in accrued leave	Super annuation
			Non-monetary				Total
2015	A$	A$	A$	A$	A$	A$	A$
Non-Executive Directors:
S Coffey	55,000	—	—	5,225	—	—	60,225
J O’Connor	55,000	—	—	5,225	—	—	60,225
Prof P Gunning	55,000	—	—	5,225	—	—	60,225
I Ross**	26,750	—	—	—	—	—	26,750
B Carmine*	4,219	—	—	—	—	—	4,219
I Phillips*	4,219	—	—	—	—	—	4,219

Executive Directors:
Dr G Kelly	351,700	—	25,686	35,000	—	—	412,386

Other Key Management Personnel:
L Mateo	90,000	—	(1,385)	8,550	—	—	97,165
D Brown	211,252	—	(2,092)	18,783	—	—	227,943
A Heaton***	284,837	—	18,356	8,005	—	—	311,198
C Humphreys*	80,000	—	7,546	7,600	—	—	95,146
C Bruce**	64,836	—	(2,577)	6,759	38,367	—	107,385

	1,282,813	—	45,534	100,372	38,367	—	1,467,086

*	Remuneration from the date of appointment as KMP
**	Remuneration for the period to cessation as KMP
***	Salary paid in US dollars, but disclosed in Australian dollars using a conversion rate of .8382

C. Employment agreements

It is the Remuneration Committee policy that employment contracts are entered into with each of the executives who are considered to be KMP. Under the terms of the contracts, remuneration is reviewed at least annually (or more often at the discretion of the Remuneration Committee). The employment contracts of KMPs include a termination clause whereby a party can terminate the agreement on notice. Such notice may vary between 4 weeks and 6 months. Under the terms of each contract, payment in lieu can be made by the consolidated entity to substitute the notice period. In the event of the consolidated entity terminating without cause, under the terms of some contracts, the amount payable on termination is equal to six months remuneration, in addition to any amount payable in lieu of notice. The consolidated entity may terminate the contracts at any time without cause if serious misconduct has occurred. In the event that employment is terminated for cause, no severance pay or other benefits are payable by the consolidated entity.

Remuneration in current employment contracts is salary only, with no additional benefits including cash bonuses or share options. However, the consolidated entity has undertaken a review of all contracts and will implement a revised version that includes, at the discretion of the board, share options and cash bonuses as incentives for its employees.

D. Employee share option plan

The consolidated entity established an Employee Share Option Plan (‘ESOP’) that was reinstated by the Board in March 2014 and was approved by shareholders on March 4, 2015. However, considering the tax implications for the issue of options to employees during the last financial year, the Directors decided to defer issuing any options to employees until the legislation is amended. The Plan provides for the issue of options to eligible employees of the consolidated entity or related company. The number and timing of options issued under the terms of the ESOP are entirely at the discretion of the Board.

Each option issued under the ESOP entitles its holder to acquire one fully paid ordinary share and is exercisable at a price based on a formula, which includes factors such as the weighted average price of such shares at the close of trading on the Australian Securities Exchange for the five days prior to the date of issue. The number of options offered, the amount payable, the vesting period, the option period, the conditions of exercise or any other factor are at the discretion of the Board of Directors.

No options have been issued under the ESOP to any employee since the new Board assumed control on December 7, 2012.

Any change to the ESOP will need to be approved by shareholders.

Remuneration options: granted and vested during the year

There were no options over ordinary shares issued to directors and other KMP as part of compensation that were outstanding as at June 30, 2015.

There were no options over ordinary shares granted to, or vested in, directors and other KMP as part of compensation during the year ended June 30, 2015.

There is no Board policy in relation to staff members limiting their exposure to risk as options vest subject to service criteria, not performance criteria.

Remuneration options: expired during the year

During year ended June 30, 2015, no options granted by Novogen Limited under the ESOP lapsed.

Further detail on the remuneration, shares and options held by directors and other KMP are provided in Item 18. “Financial Statements – Note 31 – Key management personnel disclosures”.

Pension benefits

The Company has paid A$147,000 during fiscal 2015 for employee superannuation benefits and pension benefits.

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

•	overseeing and monitoring compliance with the Code of Conduct and other corporate governance policies;

•	monitoring corporate performance and implementation of strategy and policy;

•	approving major capital expenditure, acquisitions and divestitures, and monitoring capital management;

•	monitoring and reviewing management processes in place aimed at ensuring the integrity of financial and other reporting;

•	monitoring and reviewing policies and processes in place relating to occupational health and safety, compliance with laws, and the maintenance of high ethical standards; and

•	performing such other functions as are prescribed by law or are assigned to the Board.

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

While tenure limits can help to ensure that there are fresh ideas and viewpoints available to the Board, they hold the disadvantage of losing the contribution of directors who have been able to develop, over a period of time, increasing insight in the Company and its operation and, therefore, an increasing contribution to the Board as a whole. It is intended that the Board should comprise a majority of independent non-executive directors and comprise directors with a broad range of skills, expertise and experience from a diverse range of backgrounds, including compliance with the Diversity Policy. The Board regularly reviews the independence of each director in light of the interests disclosed to the Board. Due to the current size of the Company, it is not practical for the chair to be an independent director.

The Board only considers directors to be independent where they are independent of management and free of any business or other relationship that could materially interfere with, or could reasonably be perceived to interfere with, the exercise of their unfettered and independent judgment. The Board has adopted a definition of independence based on that set out in Principle 2.3 of the ASX Corporate Governance Principles and Recommendations (3rd edition). The Board will review the independence of each director in light of interests disclosed to the Board from time to time. In accordance with the definition of independence above, and the materiality thresholds set, the following directors of Novogen Limited are considered to be independent:

Name	Position
John O’Connor	Non-Executive Director
Prof Peter Gunning	Non-Executive Director
Bryce Carmine	Non-Executive Director

There are procedures in place, agreed by the Board, to enable directors in furtherance of their duties to seek independent professional advice at the Company’s expense.

The appointment date of each director in office at the date of this report is as follows:

Name	Position	Year first appointed	Current term expires
Ian Phillips	Interim Chairman	2015	November 2015
Iain Ross	Director, Acting CEO	2014 (resigned November 22, 2014 Re-appointed July 22, 2015)	N/A (managing director exempt from election under constitution and Australian corporation law)
Bryce Carmine	Non-Executive Director	2015	November 2015
Steven Coffey	Non-Executive Director	2012	November 2016
John O’Connor	Non-Executive Director	2012	November 2017
Prof Peter Gunning	Non-Executive Director	2014	November 2017
Former directors who served during the fiscal 2015:
Graham Kelly	Former Chairman and CEO	2012	Resigned July 22, 2015

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

The members of the Audit Committee during the fiscal year 2015 were:

•	John O’Connor (Non-Executive Director and Chair) who has a long history at senior levels in Finance and Securities businesses;

•	Steven Coffey (Non-Executive Director) who is a Chartered Accountant;

•	Iain Ross (Non-Executive Director) who is an experienced director on a number of Australian company boards (until November 22, 2014); and

•	Peter Gunning (Non-Executive Director) who is an eminent scientist (after November 22, 2014).

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

Employees

The consolidated entity employed 14 people at June 30, 2015, 12 people at June 30, 2014, and 5 people at June 30, 2013 as follows:

Category of Activity	Number of People
	2015	2014	2013

Research and Development	7	6	3
Finance and Administration	7	6	2

Total	14	12	5

Geographic Location	Number of People
	2015	2014	2013

Australia	13	11	5
North America	1	1	0

Total	14	12	5

Exemptions from Certain Corporate Governance Rules of the NASDAQ Stock Market, LLC (‘NASDAQ’)

Refer to Item 16G. “Corporate Governance” for NASDAQ exemptions available to the Company.

Item 7.	Major Shareholders and Related Party Transactions

Major Shareholders

There is currently no shareholder with a holding balance exceeding 5% of the total outstanding ordinary shares on issue.

The major shareholders do not have voting rights that differ from those other shareholders of the Company.

At October 23, 2015 there were 7,071,721 of the Company’s ADRs outstanding, representing 176,793,025 ordinary shares (or 41.67% of the then outstanding ordinary shares). At October 23, 2015 there were 47 registered holders of the Company’s ADRs.

Previous significant shareholders, in the last three years, include:

Josiah T. Austin and El Coronado Holdings, LLC (beneficially owned by Mr. Austin) – held 12,269,033 ordinary shares (4,531,633 of which are directly owned Ordinary Shares with the remaining 7,737,400 represented by 309,496 Sponsored ADRs), representing 7.73% as of November 25, 2013.

Massachusetts Mutual Life Insurance Company Group held 9,867,292 ordinary shares, representing 6.91% of the ordinary shares at August 27, 2013.

Dr Andrew Heaton held 7,600,400 ordinary shares, representing 5.77% of the ordinary shares at October 28, 2013.

Related party transactions

The following transactions occurred with related parties during the year ended June 30, 2015:

2015
A$‘000

Payment for other expenses:
Accounting fees paid to Watkins Coffey Martin, an entity (partnership) in which Steven Coffey is a partner	12
Salary paid to Prue Kelly, the partner of Graham Kelly, a director	77
Salary paid to Michael Kelly, the brother of Graham Kelly, a director	6
Salary paid to Kathryn Stoddart, the daughter of Graham Kelly, a director	4

Other Transactions

Convertible note (Triaxial) carrying value of A$1,500,000

The convertible note has a face value of A$1,500,000, as per a Deed Poll agreement executed in November 2013, convertible in ordinary shares. The convertible note may be exercised at the holders discretion as follows:

On completion of Phase 1a clinical trials	A$400,000 converted into 16,000,000 ordinary shares in the Company

On receipt of Investigational New Drug approval from the FDA	A$500,000 converted into 20,000,000 ordinary shares in the Company

On completion of Phase II clinical trials	A$600,000 converted into 24,000,000 ordinary shares in the Company

Convertible note (Hudson Bay)

The convertible note was issued to Hudson Bay in four tranches, as follows:

•	Tranche 1 face value of A$1,100,000, issued July 4, 2013

•	Tranche 2 face value of A$1,100,000, issued October 21, 2013

•	Tranche 3 face value of A$2,200,000, issued November, 15 2013

•	Tranche 4 face value of A$1,650,000, issued December, 24 2013

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

HBMF or its nominees have converted all of these convertible promissory notes and were issued a further 47,173,141 ordinary shares. On January 16, 2015, the Company terminated the Convertible Securities Agreement, therefore no further Notes will be issued under the Convertible Securities Agreement.

Total secured liabilities

There is no secured liabilities as at June 30, 2015.

Item 8.	Financial Information

Consolidated financial statements are included in Item 18. “Financial Statements” on pages 66 through 108.

Legal proceedings

There are no pending legal proceedings which either individually or in the aggregate will have a significant effect on the Company’s financial position or loss, nor have any such proceedings had any impact in the recent past.

The consolidated entity is continuing to prosecute its Intellectual Property (‘IP’) rights and in June 2007 announced that the Vienna Commercial Court had upheld a provisional injunction against an Austrian company, APOtrend. The consolidated entity has provided a guarantee to the value of €250,000 (A$364,000) with the court to confirm its commitment to the ongoing enforcement process. As at the June 30, 2015, the receivable balance has been fully impaired on the basis that it is unlikely to be recovered.

Dividends

The Directors of Novogen Limited do not recommend the payment of a dividend during fiscal 2015.

There were no dividends paid, recommended or declared during fiscal 2015 and 2014.

Any dividends declared in the future will be paid in Australian dollars.

Events after the reporting date

Appointment of Interim Chairman

On July 1, 2015, the consolidated entity announced the appointment of Mr Ian M. Phillips, MNZM, as Interim Chairman of the Board of Directors.

Resignation of CEO

On 22 July 2015, the consolidated entity announced the resignation of Dr Graham Kelly as CEO, as well as Director of all entities within the group.

Appointment of Director and Acting CEO

On 22 July 2015, the consolidated entity announced the appointment of Mr Iain Ross as Director and Acting Chief Executive Officer of the consolidated entity. The consolidated entity is actively seeking a permanent Chief Executive Officer globally and has engaged an agency specialised in the recruitment of high profile senior executives to assist it in its search.

Office move

To accommodate its constant growth, the consolidated entity has entered into a new lease, starting in November 2015. The current lease held by the consolidated entity expires on 14 May 2016.

No other matter or circumstance has arisen since 30 June 2015 that has significantly affected, or may significantly affect the consolidated entity’s operations, the results of those operations, or the consolidated entity’s state of affairs in future financial years.

Item 9.	The Offer and Listing

Trading markets

Novogen’s principal listing exchange and the exchange upon which its ordinary shares are quoted is the Australian Securities Exchange (‘ASX’). The trading symbol on ASX is ‘NRT’.

American Depositary Receipts (‘ADRs’)

Novogen’s ordinary shares trade in the U.S. in the form of ADRs on the NASDAQ Capital Market. Each ADR represents 25 Ordinary Shares of Novogen. The trading symbol on the NASDAQ Capital Market is ‘NVGN’. Novogen has entered into a Deposit Agreement with The Bank of New York Mellon under which the Bank of New York, acting as depositary, issues the ADRs.

The following table sets forth, for the calendar periods indicated, the high and low market quotations for Novogen’s ordinary shares, as quoted on the ASX, and Novogen’s ADRs, as quoted on the NASDAQ Capital Market.

Novogen Limited share price history

A.	ASX

Our ordinary shares are traded on the ASX. The following table sets forth, for the periods indicated, the high and low market quotations for our ordinary shares, as quoted on the ASX.

	Per Ordinary Share (A$)
	High	Low

Fiscal Year Ended June 30,

2011	0.46	0.10
2012	0.25	0.08
2013	0.47	0.06
2014	0.40	0.15
2015	0.45	0.08

Quarter Ended:

September 2013	0.21	0.16
December 2013	0.40	0.17
March 2014	0.23	0.18
June 2014	0.18	0.15

September 2014	0.16	0.12
December 2014	0.16	0.08
March 2015	0.24	0.10
June 2015	0.45	0.20

September 2015	0.30	0.14

Month Ended:

April 2015	0.45	0.21
May 2015	0.38	0.27
June 2015	0.30	0.20
July 2015	0.30	0.20
August 2015	0.21	0.14
September 2015	0.17	0.14

B.	NASDAQ CAPITAL MARKET

The ADSs are traded on the NASDAQ Capital Market under the symbol “NVGN.” The following table sets forth, for the periods indicated, the high ask and low bid prices of the ADSs on the NASDAQ Capital Market:

	Per ADS (US$)*
	High	Low

Fiscal Year Ended June 30

2011	14.85	2.05
2012	8.25	1.95
2013	10.49	0.76
2014	6.84	3.42
2015	9.50	2.50

Quarter Ended:

September 2013	5.18	3.50
December 2013	6.84	3.73
March 2014	5.70	3.85
June 2014	4.16	3.42

September 2014	3.62	2.74
December 2014	5.38	1.64
March 2015	4.33	2.09
June 2015	9.50	3.41

September 2015	5.35	2.32

Month Ended:

April 2015	9.50	4.05
May 2015	7.66	5.50
June 2015	5.70	3.85
July 2015	5.35	3.41
August 2015	3.50	2.50
September 2015	3.22	2.32

*	Note the Company effected a change to the ADR ratio on January 3, 2012. The ratio changed from each ADR representing 5 ordinary shares to now representing 25 ordinary shares. All of the ADR prices presented above have been adjusted to be comparative to the current ratio.

Item 10.	Additional Information

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

Australian Income Taxation

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

United States Taxation

United States Federal Income Taxation

As used below, a “U.S. holder” is a beneficial owner of an ADR that is, for U.S. federal income tax purposes, (i) a citizen or resident alien individual of the United States, (ii) a corporation (or an entity treated as a corporation) created or organized under the law of the United States, any State thereof or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income tax without regard to its source or (iv) a trust if (1) a court within the United States is able to exercise primary supervision over the administration of the trust, and one or more United States persons have the authority to control all substantial decisions of the trust, or (2) the trust has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a United States person. For purposes of this discussion, a “non-U.S. holder” is a beneficial owner of an ADR that is (i) a non-resident alien individual, (ii) a corporation (or an entity treated as a corporation) created or organized in or under the law of a country other than the United States or a political subdivision thereof or (iii) an estate or trust that is not a U.S. Holder. If a partnership (including for this purpose any entity treated as a partnership for U.S. federal tax purposes) is a beneficial owner of an ADR, the U.S. federal tax treatment of a partner in the partnership generally will depend on the status of the partner and the activities of the partnership. A holder of an ADR that is a partnership and partners in that partnership should consult their own tax advisers regarding the U.S. federal income tax consequences of holding and disposing of ADRs. We have not sought a ruling from the Internal Revenue Service (“IRS”) or an opinion of counsel as to any U.S. federal income tax consequence described herein. The IRS may disagree with the description herein, and its determination may be upheld by a court.

GIVEN THE COMPLEXITY OF THE TAX LAWS AND BECAUSE THE TAX CONSEQUENCES TO ANY PARTICULAR INVESTOR MAY BE AFFECTED BY MATTERS NOT DISCUSSED HEREIN, PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF ADRs, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL AND NON-U.S. TAX LAWS, AS WELL AS U.S. FEDERAL TAX LAWS.

Nature of ADRs for U.S. Federal Income Tax Purposes

In general, for U.S. federal income tax purposes, a holder of an ADR will be treated as the owner of the underlying shares. Accordingly, except as specifically noted below, the tax consequences discussed below with respect to ADRs will be the same as for shares in the Company, and exchanges of shares for ADRs, and ADRs for shares, generally will not be subject to U.S. federal income tax.

Taxation of Dividends

U.S. holders

In general, subject to the passive foreign investment company rules discussed below, a distribution on an ADR will constitute a dividend for U.S. federal income tax purposes to the extent that it is made from our current or accumulated earnings and profits as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, it is generally treated as a non-taxable reduction of basis to the extent of the U.S. holder’s tax basis in the ADR on which it is paid, and to the extent it exceeds that basis it will be treated as capital gain. For purposes of this discussion, the term “dividend” means a distribution that constitutes a dividend for U.S. federal income tax purposes. The Company has not maintained and does not plan to maintain calculations of earnings and profits under U.S. federal income tax principles. Accordingly, it is unlikely that U.S. Holders will be able to establish that a distribution by the Company is in excess of its current and accumulated earnings and profits (as computed under U.S. federal income tax principles). Therefore, a U.S. Holder should expect that a distribution by the Company will generally be treated as taxable in its entirety as a dividend to U.S. Holders for U.S. federal income tax purposes even though the distribution may be treated in whole or in part as a non-taxable distribution for Australian tax purposes.

The gross amount of any dividend on an ADR (which will include the amount of any Australian taxes withheld) generally will be subject to U.S. federal income tax as foreign source dividend income, and will not be eligible for the corporate dividends received deduction. The amount of a dividend paid in Australian dollars will be its value in U.S. dollars based on the prevailing spot market exchange rate in effect on the day the U.S. holder receives the dividend or, in the case of a dividend received in respect of an ADR, on the date the Depositary receives it, whether or not the dividend is converted into U.S. dollars. A U.S. holder will have a tax basis in any distributed Australian dollars equal to its U.S. dollar amount on the date of receipt, and any gain or loss realized on a subsequent conversion or other disposition of Australian dollars generally will be treated as U.S. source ordinary income or loss. If dividends paid in Australian dollars are converted into U.S. dollars on the date they are received by a U.S. holder, the U.S. holder generally should not be required to recognize foreign currency gain or loss in respect of the dividend income.

Subject to certain exceptions for short-term and hedged positions, a dividend that a non-corporate holder receives on an ADR will be subject to a maximum federal income tax rate of 20% if the dividend is a “qualified dividend”. A dividend on an ADR will be a qualified dividend if (i) either (a) the ADRs are readily tradable on an established market in the United States or (b) we are eligible for the benefits of a comprehensive income tax treaty with the United States that the Secretary of the Treasury determines is satisfactory for purposes of these rules and that includes an exchange of information program, and (ii) we were not, in the year prior to the year the dividend was paid, and are not, in the year the dividend is paid, a passive foreign investment company (“PFIC”). The ADRs are listed on the NASDAQ Capital Market, which should qualify them as readily tradable on an established securities market in the United States. In any event, the Treaty satisfies the requirements of clause (i)(b), and we are a resident of Australia entitled to the benefits of the Treaty. However, based on our audited financial statements and relevant market and shareholder data, we believe we were a PFIC for U.S. federal income tax purposes for our taxable year ended June 30, 2015, respectively, and expect to be classified as a PFIC in the current taxable year. Given that the determination of PFIC status involves the application of complex tax rules, and that it is based on the nature of our income and assets from time to time, no assurances can be provided that we will or will not be considered a PFIC for any past or future taxable years. In addition, as described in the section below entitled “Passive Foreign Investment Company Rules,” if we were a PFIC in a year while a U.S. holder held an ADR, and if the U.S. holder has not made a qualified electing fund election effective for the first year the U.S. holder held the ADR, the ordinary share underlying the ADR remains an interest in a PFIC for all future years or until such an election is made. The IRS takes the position that such rule will apply for purposes of determining whether an ADR is an interest in a PFIC in the year a dividend is paid or in the prior year, even if we do not satisfy the tests to be a PFIC in either of those years. Even if dividends on the ADRs would otherwise be eligible for qualified dividend treatment, in order to qualify for the reduced qualified dividend tax rates, a non-corporate holder must hold the ordinary share on which a dividend is paid for more than 60 days during the 120-day period beginning 60 days before the ex-dividend date, disregarding for this purpose any period during which the non-corporate holder has an option to sell, is under a contractual obligation to sell or has made (and not closed) a short sale of substantially identical stock or securities, is the grantor of an option to buy substantially identical stock or securities or, pursuant to Treasury regulations, has diminished their risk of loss by holding one or more other positions with respect to substantially similar or related property. In addition, to qualify for the reduced qualified dividend tax rates, the non-corporate holder must not be obligated to make related payments with respect to positions in substantially similar or related property. Payments in lieu of dividends from short sales or other similar transactions will not qualify for the reduced qualified dividend tax rates.

A non-corporate holder that receives an extraordinary dividend eligible for the reduced qualified dividend rates must treat any loss on the sale of the stock as a long-term capital loss to the extent of the dividend. For purposes of determining the amount of a non-corporate holder’s deductible investment interest expense, a dividend is treated as investment income only if the non-corporate holder elects to treat the dividend as not eligible for the reduced qualified dividend tax rates. Special limitations on foreign tax credits with respect to dividends subject to the reduced qualified dividend tax rates apply to reflect the reduced rates of tax.

The U.S. Treasury has announced its intention to promulgate rules pursuant to which non-corporate holders of stock of non-U.S. corporations, and intermediaries through whom the stock is held, will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividends. Because those procedures have not yet been issued, it is not clear whether we will be able to comply with them.

Non-corporate holders of ordinary shares are urged to consult their own tax advisers regarding the availability of the reduced qualified dividend tax rates with respect to dividends received on the ADRs in the light of their own particular circumstances.

Any Australian withholding tax imposed on dividends received with respect to the ADRs will be treated as a foreign income tax eligible for credit against a U.S. holder’s U.S. federal income tax liability, subject to generally applicable limitations under U.S. federal income tax law. For purposes of computing those limitations separately under current law for specific categories of income, a dividend generally will constitute foreign source “passive category income” or, in the case of certain holders, “general category income.” A U.S. holder will be denied a foreign tax credit with respect to Australian income tax withheld from dividends received with respect to the ADRs to the extent the U.S. holder has not held the ADRs for at least 16 days of the 30-day period beginning on the date which is 15 days before the ex-dividend date or to the extent the U.S. holder is under an obligation to make related payments with respect to substantially similar or related property. Any days during which a U.S. holder has substantially diminished its risk of loss on the ADRs are not counted toward meeting the 16-day holding period required by the statute. The rules relating to the determination of the foreign tax credit are complex, and U.S. holders are urged to consult with their own tax advisers to determine whether and to what extent they will be entitled to foreign tax credits as well as with respect to the determination of the foreign tax credit limitation. Alternatively, any Australian withholding tax may be taken as a deduction against taxable income, provided the U.S. holder takes a deduction and not a credit for all foreign income taxes paid or accrued in the same taxable year. In general, special rules will apply to the calculation of foreign tax credits in respect of dividend income that is subject to preferential rates of U.S. federal income tax.

Non-U.S. holders

A dividend paid to a non-U.S. holder of an ADR will not be subject to U.S. federal income tax unless the dividend is effectively connected with the conduct of trade or business by the non-U.S. holder within the United States (and is attributable to a permanent establishment or fixed base the non-U.S. holder maintains in the United States if an applicable income tax treaty so requires as a condition for the non-U.S. holder to be subject to U.S. taxation on a net income basis on income from the ADR). A non-U.S. holder generally will be subject to tax on an effectively connected dividend in the same manner as a U.S. holder. A corporate non-U.S. holder under certain circumstances may also be subject to an additional “branch profits tax,” the rate of which may be reduced pursuant to an applicable income tax treaty.

Taxation of Capital Gains

U.S. holders

Subject to the passive foreign investment company rules discussed below, on a sale or other taxable disposition of an ADR, a U.S. holder will recognize capital gain or loss in an amount equal to the difference between the U.S. holder’s adjusted basis in the ADR and the amount realized on the sale or other disposition, each determined in U.S. dollars. Such capital gain or loss will be long-term capital gain or loss if at the time of the sale or other taxable disposition the ADR has been held for more than one year. In general, any adjusted net capital gain of an individual is subject to a maximum federal income tax rate of 20%. Capital gains recognized by corporate U.S. holders generally are subject to U.S. federal income tax at the same rate as ordinary income. The deductibility of capital losses is subject to limitations.

Any gain a U.S. holder recognizes generally will be U.S. source income for U.S. foreign tax credit purposes, and, subject to certain exceptions, any loss will generally be a U.S. source loss. If an Australian tax is paid on a sale or other disposition of an ADR, the amount realized will include the gross amount of the proceeds of that sale or disposition before deduction of the Australian tax. The generally applicable limitations under U.S. federal income tax law on crediting foreign income taxes may preclude a U.S. holder from obtaining a foreign tax credit for any Australian tax paid on a sale or other disposition of an ADR. The rules relating to the determination of the foreign tax credit are complex, and U.S. holders are urged to consult with their own tax advisers regarding the application of such rules. Alternatively, any Australian tax paid on the sale or other disposition of an ADR may be taken as a deduction against taxable income, provided the U.S. holder takes a deduction and not a credit for all foreign income taxes paid or accrued in the same taxable year.

Non-U.S. holders.

A non-U.S. holder will not be subject to U.S. federal income tax on gain recognized on a sale or other disposition of an ADR unless (i) the gain is effectively connected with the conduct of trade or business by the non-U.S. holder within the United States (and is attributable to a permanent establishment or fixed base the non-U.S. holder maintains in the United States if an applicable income tax treaty so requires as a condition for the non-U.S. holder to be subject to U.S. taxation on a net income basis on income from the ADR), or (ii) in the case of a non-U.S. holder who is an individual, the holder is present in the United States for 183 or more days in the taxable year of the sale or other disposition and certain other conditions apply. Any effectively connected gain of a corporate non-U.S. holder may also be subject under certain circumstances to an additional “branch profits tax,” the rate of which may be reduced pursuant to an applicable income tax treaty.

Passive Foreign Investment Company Rules

A special set of U.S. federal income tax rules applies to a foreign corporation that is a PFIC for U.S. federal income tax purposes. As noted above, based on our audited financial statements and relevant market and shareholder data, we believe that we were a PFIC for U.S. federal income tax purposes for our taxable year ended June 30, 2015, and expect to be classified as a PFIC in our current taxable year. In addition, given that the determination of PFIC status involves the application of complex tax rules, and that it is based on the nature of our income and assets from time to time, no assurances can be provided that we will or will not be considered a PFIC for any past or future taxable years.

In general, a foreign corporation is a PFIC if at least 75% of its gross income for the taxable year is passive income or if at least 50% of its assets for the taxable year produce passive income or are held for the production of passive income. In general, passive income for this purpose means, with certain designated exceptions, dividends, interest, rents, royalties (other than certain rents and royalties derived in the active conduct of trade or business), annuities, net gains from dispositions of certain assets, net foreign currency gains, income equivalent to interest, income from notional principal contracts and payments in lieu of dividends. Passive assets are those assets that are held for production of passive income or do not produce income at all. Thus cash will be a passive asset. Interest, including interest on working capital, is treated as passive income for purposes of the income test. The determination of whether a foreign corporation is a PFIC is a factual determination made annually and is therefore subject to change. Subject to exceptions pursuant to certain elections that generally require the payment of tax, once stock in a foreign corporation is stock in a PFIC in the hands of a particular shareholder that is a United States person, it remains stock in a PFIC in the hands of that shareholder.

If we are treated as a PFIC, contrary to the tax consequences described in “U.S. Federal Income Tax Considerations – Taxation of Dividends” and “U.S. Federal Income Tax Considerations – Taxation of Capital Gains” above, a U.S. holder that does not make an election described in the succeeding two paragraphs would be subject to special rules with respect to (i) any gain realized on a sale or other disposition of an ADR (for purposes of these rules, a disposition of an ADR includes many transactions on which gain or loss is not realized under general U.S. federal income tax rules) and (ii) any “excess distribution” by the Company to the U.S. holder (generally, any distribution during a taxable year in which distributions to the U.S. holder on the ADR exceed 125% of the average annual taxable distributions (whether actual or constructive and whether or not out of earnings and profits) the U.S. holder received on the ADR during the preceding three taxable years or, if shorter, the U.S. holder’s holding period for the ADR). Under those rules, (i) the gain or excess distribution would be allocated ratably over the U.S. holder’s holding period for the ADR, (ii) the amount allocated to the taxable year in which the gain or excess distribution is realized would be taxable as ordinary income in its entirety and not as capital gain, would be ineligible for the reduced qualified dividend rates, and could not be offset by any deductions or losses, and (iii) the amount allocated to each prior year, with certain exceptions, would be subject to tax at the highest tax rate in effect for that year, and the interest charge generally applicable to underpayments of tax would be imposed in respect of the tax attributable to each of those years. A U.S. holder who owns an ADR during any year we are a PFIC will generally have to file IRS Form 8621. A failure to file this return will suspend the statute of limitations with respect to any tax return, event, or period to which such report relates (potentially including with respect to items that do not relate to a U.S. Holder’s investment in the ADRs).

The special PFIC rules described above will not apply to a U.S. holder if the U.S. holder makes a timely election, which remains in effect, to treat the Company as a “qualified electing fund” (“QEF”) in the first taxable year in which the U.S. holder owns an ADR and the Company is a PFIC and if the Company complies with certain reporting requirements. Instead, a shareholder of a QEF generally is currently taxable on a pro rata share of the Company’s ordinary earnings and net capital gain as ordinary income and long-term capital gain, respectively. Neither that ordinary income nor any actual dividend from the Company would qualify for the 20% maximum tax rate on dividends described above if the Company is a PFIC in the taxable year the ordinary income is realized or the dividend is paid or in the preceding taxable year. We have not yet determined whether we would make the computations necessary to supply U.S. holders with the information needed to report income and gain pursuant to a QEF election. It is, therefore, possible that U.S. holders would not be able to make or retain that election in any year we are a PFIC. Although a QEF election generally cannot be revoked, if a U.S. holder made a timely QEF election for the first taxable year it owned an ADR and the Company is a PFIC (or is treated as having done so pursuant to any of certain elections), the QEF election will not apply during any later taxable year in which the Company does not satisfy the tests to be a PFIC. If a QEF election is not made in that first taxable year, an election in a later year generally will require the payment of tax and interest.

In lieu of a QEF election, a U.S. holder of stock in a PFIC that is considered marketable stock could elect to mark the stock to market annually, recognizing as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the fair market value of the stock and the U.S. holder’s adjusted basis in the stock. Losses would be allowed only to the extent of net mark-to-market gain previously included in income by the U.S. holder under the election for prior taxable years. A U.S. holder’s adjusted basis in the ADRs will be adjusted to reflect the amounts included or deducted with respect to the mark-to-market election. If the mark-to-market election were made, the rules set forth in the second preceding paragraph would not apply for periods covered by the election. A mark-to-market election will not apply during any later taxable year in which the Company does not satisfy the tests to be a PFIC. In general, the ADRs will be marketable stock if the ADRs are traded, other than in de minimis quantities, on at least 15 days during each calendar quarter on a national securities exchange that is registered with the SEC or on a designated national market system or on any exchange or market that the Treasury Department determines to have rules sufficient to ensure that the market price accurately represents the fair market value of the stock. Under current law, the mark-to-market election may be available to U.S. holders of ADRs because the ADRs are listed on the Nasdaq Capital Market, which constitutes a qualified exchange, although there can be no assurance that the ADRs will be “regularly traded” for purposes of the mark-to-market election or that the ADRs will continue to be listed on the Nasdaq Capital Market.

Given the complexities of the PFIC rules and their potentially adverse tax consequences, U.S. holders of ADRs are urged to consult their tax advisers about the PFIC rules, including the availability of, and consequences to them of making a QEF election or a mark-to-market election with respect to the ordinary shares in the event that the Company is classified as a PFIC for any taxable year.

Medicare surtax on net investment income

Non-corporate US Holders whose income exceeds certain thresholds generally will be subject to 3.8% Surtax on their “Net Investment Income” (which generally includes, among other things, dividends on, and capital gain from the sale or other taxable disposition of, the ADRs). Absent an election to the contrary, if a QEF election is available and made, QEF inclusions will not be included in net investment income at the time a US Holder includes such amounts in income, but rather will be included at the time distributions are received or gains are recognized. Non-corporate US Holders should consult their own tax advisors regarding the possible effect of such tax on their ownership and disposition of the Common Shares, in particular the applicability of this surtax with respect to a non-corporate US Holder that makes a QEF or mark-to-market election in respect of their Common Shares.

Information Reporting and Backup Withholding

Dividends paid on, and proceeds from the sale or other disposition of, an ADR to a U.S. holder generally may be subject to information reporting requirements and may be subject to backup withholding unless the U.S. holder provides an accurate taxpayer identification number or otherwise establishes an exemption. The amount of any backup withholding collected from a payment to a U.S. holder will be allowed as a credit against the U.S. holder’s U.S. federal income tax liability and may entitle the U.S. holder to a refund, provided certain required information is furnished to the Internal Revenue Service. A non-U.S. holder generally will be exempt from these information reporting requirements and backup withholding tax but may be required to comply with certain certification and identification procedures in order to establish its eligibility for exemption.

Under U.S. federal income tax law and U.S. Treasury Regulations, certain categories of U.S. holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, all U.S. holders of PFIC stock are generally required to make annual return filings reporting their PFIC ownership and certain other information that the IRS may require. U.S. holders are urged to consult with their own tax advisors concerning such reporting requirements.

Reporting Obligations of Individual Owners of Foreign Financial Assets

Section 6038D of the Code generally requires U.S. individuals (and possibly certain entities that have U.S. individual owners) to file IRS Form 8938 if they hold certain “specified foreign financial assets,” the aggregate value of which exceeds $50,000. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-US. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity.

THE DISCUSSION ABOVE IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSIDERATIONS APPLICABLE TO AN INVESTMENT IN ADRs. HOLDERS AND POTENTIAL HOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISERS CONCERNING THE TAX CONSEQUENCES RELEVANT TO THEM IN THEIR PARTICULAR SITUATION.

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

For additional disclosure regarding interest rate risk see Item 18. “Financial Statements – Note 28 – Financial Instruments”.

Foreign currency risk

The Company operates internationally and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the U.S. dollar. Foreign exchange risk arises from future transactions and recognised assets and liabilities denominated in a currency that is not the entity’s functional currency and net investments in foreign operations.

As at June 30, 2013, the Company did not hold derivative financial instruments in managing its foreign currency, however, the Company may from time to time enter into hedging arrangements where circumstances are deemed appropriate. Foreign subsidiaries with a functional currency of Australian Dollar have exposure to the local currency of these subsidiaries and any other currency these subsidiaries trade in.

As at June 30, 2014, the Company was not exposed to significant foreign currency risk.

As at June 30, 2015, the Company has minimised its foreign currency risk related to the significant portion of Research and Development transaction costs incurred in USD by maintaining funds in USD as well as AUD, in line with the Company’s treasury policy.

For additional disclosure regarding market risk see Item 18. “Financial Statements – Note 28 – Financial Instruments”.

Item 12.	Description of Securities Other than Equity Securities

American Depositary Shares

The depositary collects its fees for delivery and surrender of American Depositary Shares (‘ADSs’) directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deductions from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

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

(a) Disclosure controls and procedures

At the end of the period covered by this Annual Report, the Company’s management, with the participation of the Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act). Based on that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures are effective as of June 30, 2015.

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as of June 30, 2015, based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework. Management continue to use the 1992 framework for its assessment and will transition to the 2013 framework in due course. Based on this assessment, management concluded that the Company’s internal control over financial reporting is effective as of June 30, 2015.

(c) Changes in internal controls

During the fiscal year ended June 30, 2015, there were changes to management and board composition. These changes have not materially affected or are not reasonably likely to materially affect the Company’s internal control over financial reporting.

There were no major acquisitions or discontinuations of operations during the fiscal year ended June 30, 2015.

Item 16.	[Reserved]

Item 16A.	Audit Committee Financial Expert

The Board of Directors has determined that John O’Connor, qualifies as an “audit committee financial expert” as that term is defined in Item 16A of Form 20-F. John O’Connor meets the independence requirements of the NASDAQ Capital Market and SEC’s rules and regulations.

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

Grant Thornton Audit Pty Ltd (‘GT’) has audited the Company’s annual financial statements acting as the independent registered public accounting firm for the fiscal years ended June 30, 2015, 2014 and 2013.

The table below set forth the total fees for services performed by GT in fiscal years 2015, 2014 and 2013, and summarizes these amounts by the category of service.

	2015 A$’000	2014 A$’000	2013 A$’000

Audit services - Grant Thornton Audit Pty Ltd
Audit or review of the financial statements	114	123	151
F3 consent	21	—	—

Other services - Grant Thornton Audit Pty Ltd
Tax compliance services	20	31	47

	155	154	198

Audit fees

The audit fees include the aggregate fees incurred in fiscal years 2015, 2014 and 2013 for professional services rendered in connection with the audit of the Company’s annual financial statements and for related services that are reasonably related to the performance of the audit or services that are normally provided by the auditor in connection with regulatory filings of engagements for those financial years (including review of the Company’s Annual Report on Form 20-F, consents and other services related to SEC matters).

SEC F-3 Form Consent

Fees paid in respect of filing of SEC F-3 form consent services, which relates to procedures required by the auditor to issue their consent in the document.

Other services

Tax compliance fees

Tax fees billed in each of the fiscal years 2015 and 2014 were for tax compliance services.

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

Item 16D.	Exemptions from the Listing Standards for Audit Committees

This item is not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

This item is not applicable.

Item 16F.	Changes in registrant’s Certifying Accountant

This item is not applicable.

Item 16G.	Corporate Governance

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

Item 16H.	Mine Safety Disclosure

This item is not applicable.

PART III

Item 17.	Financial Statements – Not Applicable

Not Applicable

Item 18.	Financial Statements

The financial statements filed as part of this Annual Report are included on pages 66 through 108 hereof.

Item 19.	Exhibits

(a)	Exhibits

Exhibit No.	Exhibit Description

1.1	Constitution of Novogen Limited (formerly known as the Memorandum of Association and Articles of Association) (1)

2.1	Deposit Agreement as further amended and restated, dated as of September 29, 2005, among Novogen Limited, the Bank of New York, as Depositary, and owners and holders from time to time of ADRs issued thereunder. (2)

4.1	Lease between Hyperion Property Syndicates Limited (Lessor) and Novogen Laboratories Pty Ltd for the Company’s corporate headquarters at 140 Wicks Road, North Ryde, New South Wales. (5)

4.2	Employment Contract between the Company and Professor Alan Husband dated March 10, 2010. (5)

4.3	Employment Contract between the Company and Bryan Palmer dated March 10, 2010 (5)

4.4	Employment Contract between the Company and Craig Kearney dated March 10, 2010 (5)

4.5	Employment Contract between the Company and Ronald Erratt dated March 10, 2010 (5)

4.6	Employment Contract between the Company and Mark Hinze dated September 23, 2010 (5)

4.7	Patent License Agreement, dated as of November 13, 1997, by and among Novogen Limited, Novogen Research Pty Limited, Novogen Inc. and Protein Technologies International Inc.** (3)

4.8	Amendment to the Patent License Agreement, dated as of June 21, 2004 by and among Novogen Limited, Novogen Research Pty Limited, Novogen Inc. and Solae LLC (formerly known as Protein Technologies International Inc.)** (4)

4.9	Asset Purchase Agreement, dated as of December 21, 2010, between MEI, the Company and Novogen Pty Limited (6)

4.10	Amendment Agreement with Archer Daniels Midland Company, dated June 30, 2011 (6)

4.11	Securities Subscription Agreement, dated as of September 27, 2011, between Marshall Edwards, Inc. and Novogen Limited. (7)

4.12	Securities Subscription Agreement, dated as of December 28, 2011, between Marshall Edwards, Inc. and Novogen Limited. (8)

4.13	Prospectus in relation to the resale of securities (9)

4.14	Prospectus in relation to the resale of securities (10)

4.15	Placement Confirmation Letter in relation to the December PIPE, including signature pages and terms and conditions of Options (11)

4.16	Placement Confirmation Letter in relation to the April PIPE, including signature pages and terms and conditions of Options (12)

8.1	Company Subsidiaries. (*)

12.1	Certification of the Acting Principal Executive Officer pursuant to Rule 13a – 14(a) of the Securities Exchange Act of 1934, as amended. (*)

12.2	Certification of Chief Financial Officer pursuant to Rule 13a – 14(a) of the Securities Exchange Act of 1934, as amended. (*)

13.1	Certification by the Acting Principal Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as added by Section 906 of the Sarbanes – Oxley Act of 2002. (*)

23.1	Consent of Grant Thornton Audit Pty Ltd (*)

*	Filed herewith.
**	Portions of these documents have been omitted pursuant to a request for confidential treatment. Such omitted portions have been filed separately with the SEC.
(1)	Incorporated by reference to the Registration Statement on Form 20-F filed with the Securities and Exchange Commission on December 24, 1998 (File No. 0-29962)
(2)	Incorporated by reference to the Registration Statement on Form F-6 filed with the Securities and Exchange Commission on September 29, 2005 (File No. 333-128681)
(3)	Incorporated by reference to the Annual Report on Form 20-F/A filed with the Securities and Exchange Commission on March 20, 2009 (File No. 0-29962).
(4)	Incorporated by reference to the Annual Report on Form 20-F/A filed with the Securities and Exchange Commission on May 5, 2009 (File No. 0-29962).
(5)	Incorporated by reference to the Annual Report on Form 20-F filed with the Securities and Exchange Commission on December 13, 2010 (File No. 0-29962).
(6)	Incorporated by reference to the Annual Report on Form 20-F filed with the Securities and Exchange Commission on December 13, 2011 (File No. 0-29962).
(7)	Incorporated by reference to Exhibit 10.1 to the Registrant’s Subsidiary’s (MEI Pharma, Inc.) filing on Form 8-K filed on September 29, 2011 (File No. 000-50484).
(8)	Incorporated by reference to Exhibit 10.1 to the Registrant’s Subsidiary’s (MEI Pharma, Inc.) filing on Form 8-K filed on December 28, 2011 (File No. 000-50484).
(9)	Incorporated by reference to Form 424B1 filed with the Securities and Exchange Commission under rule 424(b)(1) on March 19, 2015 (File No. 333-201767).
(10)	Incorporated by reference to Form 424B1 filed with the Securities and Exchange Commission under rule 424(b)(1) on September 28, 2015 (File No. 333-205666).
(11)	Incorporated by reference to Registration Statement on Form F-3 filed with the Securities and Exchange Commission on January 30, 2015, as amended on March 17, 2015 (File No. 333-201767).
(12)	Incorporated by reference to Registration Statement on Form F-3 filed with the Securities and Exchange Commission on July 15, 2015, as amended on September 24, 2015 (File No. 333-205666).

Statements of profit or loss and other comprehensive income

For the year ended 30 June 2015

	Note	2015	2014	2013	2015
		A$‘000	A$‘000	A$‘000	US$‘000

Revenue from continuing operations	6	89	87	1,112	69

Other income	7	2,753	342	618	2,121

Expenses
Research and development expense		(5,935)	(3,328)	(1,357)	(4,573)
General and administrative expense		(3,843)	(3,415)	(1,749)	(2,961)
Net fair value loss on convertible note derivative		(301)	(540)	—	(232)
Finance costs	8	(69)	(715)	(132)	(53)

Loss before income tax expense from continuing operations		(7,306)	(7,569)	(1,508)	(5,629)

Income tax expense	9	—	—	—	—

Loss after income tax expense from continuing operations		(7,306)	(7,569)	(1,508)	(5,629)

Profit after income tax expense from discontinued operations		—	—	723	—

Loss after income tax expense for the year		(7,306)	(7,569)	(785)	(5,629)

Other comprehensive income
Items that may be reclassified subsequently to profit or loss
Loss on the revaluation of available-for-sale financial assets, net of tax		(32)	(11)	—	(24)
Net exchange difference on translation of financial statements of foreign controlled entities, net of tax		(376)	29	3,968	(290)

Other comprehensive income for the year, net of tax		(408)	18	3,968	(314)

Total comprehensive income for the year		(7,714)	(7,551)	3,183	(5,943)

Loss for the year is attributable to:
Non-controlling interest		(167)	(101)	246	(129)
Owners of Novogen Limited		(7,139)	(7,468)	(1,031)	(5,500)

		(7,306)	(7,569)	(785)	(5,629)

The above statements of profit or loss or other comprehensive income should be read with the accompanying notes

Statements of profit or loss and other comprehensive income (continued)

For the year ended 30 June 2015

	Note	2015	2014	2013	2015
		A$‘000	A$‘000	A$‘000	US$‘000

Total comprehensive income for the year is attributable to:
Continuing operations		(205)	(99)	—	(158)
Discontinuing operations		—	—	1,509	—

Non-controlling interest		(205)	(99)	1,509	(158)

Continuing operations		(7,509)	(7,452)	(1,508)	(5,785)
Discontinuing operations		—	—	3,182	—

Owners of Novogen Limited		(7,509)	(7,452)	1,674	(5,785)

		(7,714)	(7,551)	3,183	(5,943)

		2015 Aus Cents	2014 Aus Cents	2013 Aus Cents	2015 US Cents

Earnings per share for loss from continuing operations attributable to the owners of Novogen Limited
Basic earnings per share	37	(2.99)	(4.76)	(1.32)	(2.30)
Diluted earnings per share	37	(2.99)	(4.76)	(1.32)	(2.30)

Earnings per share for profit from discontinued operations attributable to the owners of Novogen Limited
Basic earnings per share	37	—	—	0.42	—
Diluted earnings per share	37	—	—	0.42	—

Earnings per share for loss attributable to the owners of Novogen Limited
Basic earnings per share	37	(2.99)	(4.76)	(0.90)	(2.30)
Diluted earnings per share	37	(2.99)	(4.76)	(0.90)	(2.30)

The above statements of profit or loss or other comprehensive income should be read with the accompanying notes

Statements of financial position

As at 30 June 2015

	Note	2015	2014	2015
		A$‘000	A$‘000	US$‘000

Assets

Current assets
Cash and cash equivalents	11	44,371	2,502	34,184
Trade and other receivables	12	151	66	116
Income tax refund due	13	—	3	—
Other	14	127	67	97

Total current assets		44,649	2,638	34,397

Non-current assets
Available-for-sale financial assets	15	16	47	12
Property, plant and equipment	16	85	14	66
Intangibles	17	1,390	1,961	1,071

Total non-current assets		1,491	2,022	1,149

Total assets		46,140	4,660	35,546

Liabilities

Current liabilities
Trade and other payables	18	1,619	259	1,247
Borrowings	19	—	2,707	—
Derivative financial instruments	20	—	173	—
Provisions	21	159	108	122

Total current liabilities		1,778	3,247	1,369

Total liabilities		1,778	3,247	1,369

Net assets		44,362	1,413	34,177

Equity
Contributed equity	22	190,404	142,586	146,687
Other contributed equity	23	1,716	—	1,322
Reserves	24	990	231	762
Accumulated losses	25	(148,445)	(141,306)	(114,360)

Equity attributable to the owners of Novogen Limited		44,665	1,511	34,411
Non-controlling interest	26	(303)	(98)	(234)

Total equity		44,362	1,413	34,177

The above statements of financial position should be read with the accompanying notes

Statements of changes in equity

For the year ended 30 June 2015

	Contributed equity A$‘000	Other Contributed equity A$‘000	Reserves A$‘000	Accumulated Losses A$‘000	Non- controlling Interest A$‘000	Total equity A$‘000	Total equity US$‘000

Balance at 1 July 2012	199,026	—	(3,850)	(191,700)	1,637	5,113	4,280

Profit/(loss) after income tax expense for the year	—	—	—	(1,031)	246	(785)	(740)
Other comprehensive income for the year, net of tax	—	—	2,705	—	1,263	3,968	3,741

Total comprehensive income for the year	—	—	2,705	(1,031)	1,509	3,183	3,001

Transactions with owners in their capacity as owners:
Contributions of equity, net of transaction costs (note 22)	3,013	—	—	—	—	3,013	2,840
Issue of shares on acquisition	1,386	—	—	—	—	1,386	1,307
De-recognition of non-controlling interest	—	—	—	—	(1,637)	(1,637)	(1,543)

Recognition of equity component of compound financial instrument	—	—	216	—	—	216	204

Movement in disposal of subsidiary	(65,762)	—	1,145	83,668	(1,509)	17,542	16,537
Dividends paid (note 27)	—	—	—	(24,775)	—	(24,775)	(23,356)

Balance at 30 June 2013	137,663	—	216	(133,838)	—	4,041	3,809

	Contributed equity A$‘000	Other Contributed equity A$‘000	Reserves A$‘000	Accumulated losses A$‘000	Non- controlling Interest A$‘000	Total equity A$‘000	Total equity US$‘000

Balance at 1 July 2013	137,663	—	216	(133,838)	—	4,041	3,809

Loss after income tax expense for the year	—	—	—	(7,468)	(101)	(7,569)	(7,135)
Other comprehensive income for the year, net of tax	—	—	15	—	3	18	17

Total comprehensive income for the year	—	—	15	(7,468)	(98)	(7,551)	(7,118)

Transactions with owners in their capacity as owners:
Contributions of equity, net of transaction costs (note 22)	4,923	—	—	—	—	4,923	4,640

Balance at 30 June 2014	142,586	—	231	(141,306)	(98)	1,413	1,332

The above statements of changes in equity should be read with the accompanying notes

Statements of changes in equity (continued)

For the year ended 30 June 2015

	Contributed equity A$‘000	Other Contributed equity A$‘000	Reserves A$‘000	Accumulated Losses A$‘000	Non- controlling Interest A$‘000	Total equity A$‘000	Total equity US$‘000

Balance at 1 July 2014	142,586	—	231	(141,306)	(98)	1,413	1,332
Loss after income tax expense for the year	—	—	—	(7,139)	(167)	(7,306)	(5,629)
Other comprehensive income for the year, net of tax	—	—	(370)	—	(38)	(408)	(314)

Total comprehensive income for the year	—	—	(370)	(7,139)	(205)	(7,714)	(5,943)

Transactions with owners in their capacity as owners:
Share-based payments (note 37)	—	—	1,527	—	—	1,527	1,176
Contributions of equity, net of transaction costs (note 22)	47,636	—	—	—	—	47,636	36,699

Recognition of equity component of compound financial instrument	—	1,500	—	—	—	1,500	1,156
Transfers	—	216	(216)	—	—	—
Exercise of options	182	—	(182)	—	—	—

Balance at 30 June 2015	190,404	1,716	990	(148,445)	(303)	44,362	34,420

The above statements of changes in equity should be read with the accompanying notes

Statements of cash flows

For the year ended 30 June 2015

	Note	2015	2014	2013	2015
		A$‘000	A$‘000	A$‘000	US$‘000

Cash flows from operating activities
Loss before income tax expense for the year		(7,306)	(7,569)	(785)	(5,629)

Adjustments for:
Depreciation and amortisation		575	572	336	443
Write off of property, plant and equipment		—	23	8	—
Net loss on disposal of non-current assets		13	—	—	10
Share-based payments		—	—	402	—
Foreign exchange differences		(508)	28	62	(390)
Gain on capital reduction - in specie distribution		—	—	(4,996)	—
Net gain on disposal of business/subsidiary		—	—	(462)	—
Net gain on disposal of Glucan Technology		—	—	(150)	—
Net fair value loss on convertible note derivative		301	540	—	232
Imputed interest on convertible note		68	223	132	52

		(6,857)	(6,183)	(5,453)	(5,282)

Change in operating assets and liabilities:
Decrease in trade and other receivables		(85)	344	34	(65)
Increase in income tax refund due		3	(3)	—	2
Decrease/(increase) in prepayments		(59)	(67)	206	(45)
Decrease in trade and other payables		1,360	(54)	(3,412)	1,048
Increase in derivative liabilities		(173)	173	—	(133)
Increase/(decrease) in other provisions		51	81	(170)	39

Net cash used in operating activities		(5,760)	(5,709)	(8,795)	(4,436)

Cash flows from investing activities
Payment for purchase of business, net of cash acquired		—	—	32	—
Payments for property, plant and equipment	16	(97)	(27)	(10)	(75)
Proceeds from disposal of property, plant and equipment		8			6
Proceeds from sale of intellectual property			—	150

Net cash from/(used in) investing activities		(89)	(27)	172	(69)

The above statements of cash flow should be read with the accompanying notes

Statement of cash flows (continued)

For the year ended 30 June 2015

	Note	2015	2014	2013	2015
		A$‘000	A$‘000	A$‘000	US$‘000

Cash flows from financing activities
Proceeds from issue of shares	22	50,356	—	3,170	38,794
Proceeds from borrowings		—	5,500	—
Share issue transaction costs		(2,941)	—	(157)	(2,266)

Net cash from financing activities		47,415	5,500	3,013	36,528

For the year ended 30 June 2015

		2015 A$‘000	2014 A$‘000	2013 A$‘000	2015 US$‘000

Net increase/(decrease) in cash and cash equivalents		41,566	(236)	(5,610)	32,023
Cash and cash equivalents at the beginning of the financial year		2,502	2,738	8,348	1,928
Effects of exchange rate changes on cash		303	—	—	233

Cash and cash equivalents at the end of the financial year	11	44,371	2,502	2,738	34,184

The above statements of cash flow should be read with the accompanying notes

Notes to the financial statements

30 June 2015

Note 1.	General information

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

The financial statements were authorised for issue, in accordance with a resolution of directors, on 30 October 2015. The directors have the power to amend and reissue the financial statements.

Note 2.	Significant accounting policies

The principal accounting policies adopted in the preparation of the financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated

New, revised or amending Accounting Standards and Interpretations adopted

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

The following Accounting Standards and Interpretations are most relevant to the consolidated entity:

Offsetting Financial Assets and Financial Liabilities (Amendments to IAS 32)

IAS 32 offsetting amendments adds application guidance to IAS 32 Financial Instruments: Presentation to address inconsistencies identified in applying some of the offsetting criteria of IAS 32 ‘Financial Instruments: Presentation’, including clarifying the meaning of “currently has a legally enforceable right of set-off” and that some gross settlement systems may be considered equivalent to net settlement.

IAS 32 offsetting amendments is applicable to annual reporting periods beginning on or after 1 January 2014.

The adoption of these amendments has not had a material impact on the Group as the amendments merely clarify the existing requirements in IAS 32.

Recoverable Amount Disclosures for Non-Financial Assets (Amendments to IAS 36)

These narrow-scope amendments address disclosure of information about the recoverable amount of impaired assets if that amount is based on fair value less costs of disposal.

When developing IFRS 13 Fair Value Measurement, the IASB decided to amend IAS 36 ‘Impairment of Assets’ to require disclosures about the recoverable amount of impaired assets. The IASB noticed however that some of the amendments made in introducing those requirements resulted in the requirement being more broadly applicable than the IASB had intended. These amendments to IAS 36 therefore clarify the IASB’s original intention that the scope of those disclosures is limited to the recoverable amount of impaired assets that is based on fair value less costs of disposal.

IAS 36 – Recoverable amount disclosures for non-financial assets makes the equivalent amendments to IAS 36 Impairment of Assets and is applicable to annual reporting periods beginning on or after 1 January 2014.

The adoption of these amendments has not had a material impact on the Group as they are largely of the nature of clarification of existing requirements.

Investment Entities (Amendments to IFRS 10, IFRS 12 and IAS 27)

The amendments in Investment Entities (Amendments to IFRS 10, IFRS 12 and IAS 27) provide an exception to consolidation for investment entities and require them to measure unconsolidated subsidiaries at fair value through profit or loss in accordance with IFRS 9 Financial Instruments. The amendments also introduce new disclosure requirements for investment entities that have subsidiaries.

These amendments apply to investment entities, whose business purpose is to invest funds solely for returns from capital appreciation, investment income or both. Examples of entities which might qualify as investment entities would include Australian superannuation entities, listed investment companies, pooled investment trusts and Federal, State and Territory fund management authorities.

Investment Entities (Amendments to IFRS 10, IFRS 12 and IAS 27) is applicable to annual reporting periods beginning on or after 1 January 2014.

This Standard has not had any impact on the Group as it does not meet the definition of an ‘investment entity’ in order to apply this consolidation exception.

Annual Improvements to IFRSs 2010–2012 Cycle

Among other improvements, the amendments arising from Annual Improvements to IFRSs 2010-2012 Cycle:

•	clarify that the definition of a ‘related party’ includes a management entity that provides key management personnel services to the reporting entity (either directly or through a group entity)

•	amend IFRS 8 ‘Operating Segments’ to explicitly require the disclosure of judgements made by management in applying the aggregation criteria

Annual Improvements to IFRSs 2010–2012 Cycle are applicable to annual reporting periods beginning on or after 1 July 2014.

The adoption of these amendments has not had a material impact on the Group as they are largely of the nature of clarification of existing requirements.

Annual Improvements to IFRSs 2011–2013 Cycle

Among other improvements, the amendments arising from Annual Improvements to IFRSs 2011-2013 Cycle clarify that an entity should assess whether an acquired property is an investment property under IAS 40 ‘Investment Property’ and perform a separate assessment under IFRS 3 ‘Business Combination’ to determine whether the acquisition of the investment property constitutes a business combination.

Annual Improvements to IFRSs 2011–2013 Cycle are applicable to annual reporting periods beginning on or after 1 July 2014.

The adoption of these amendments has not had a material impact on the Group as they are largely of the nature of clarification of existing requirements.

Going concern

The consolidated entity incurred a loss after income tax of A$7,306,000 (2014: A$7,569,000 and 2013: A$785,000) and had net cash outflows from operating activities of A$5,759,000 (2014: A$5,709,000 and 2013: A$8,795,000) for the year ended 30 June 2015, and was in a net current asset position of $42,871,000 (2014: net current liability position of A$609,000) as at 30 June 2015.

The financial statements have been prepared on a going concern basis, which contemplates continuity of normal activities and realisation of assets and settlement of liabilities in the normal course of business. As is often the case with development companies, the ability of the consolidated entity to continue its development activities as a going concern including paying its debts as and when due, is dependent upon it deriving sufficient cash from investors and revenues. As at 30 June 2015 the consolidated entity had cash in hand and at bank including short term deposits of A$44,371,000 (2014: A$2,502,000).

The business of the consolidated entity is drug discovery based on research and development. The extent of this activity is dependent directly on the level of available funds and on the capacity to continue to raise further funds as the Research and Development (‘R&D’) activity proceeds.

In June 2014, the Board adopted a strategy intended to provide the consolidated entity with sufficient funding for the foreseeable future and to sustain the consolidated entity as a going concern. The strategy was to raise capital in several tranches through the placement of new securities to underwrite strategic plans for an active R&D program, with the goal of bringing at least 2 and possibly a third new drug into clinical testing.

To support this strategy, the consolidated entity conducted 3 different placements of equity securities, a rights entitlement offer to its shareholders and received proceeds from the exercise of options throughout the financial year.

The following list is a summary of gross proceeds received by the consolidated entity:

•	ASX Bookbuild private placement to sophisticated investors in Australia and the U.S., completed 12 November 2014: $1,854,599

•	Private placement of equity securities to U.S. based private investment funds, completed 16 &18 December 2014: $5,862,600

•	Private placement of equity securities to U.S. based private investment funds, completed 29 April 2015: $15,525,000

•	Rights entitlement offer to securities holder based in Australia, New Zealand and qualified U.S investors, completed 4 June 2015: $17,691,346

•	Proceeds from exercise of various options throughout the financial year: $9,422,360

The total proceeds from fundraising throughout the financial year aggregates to $50,356,000.

As at 30 June 2015, the consolidated entity had 179,925,987 unlisted options on issue, with various exercise price and maturity date.

The cash at bank available at 30 June 2015 provides enough funds to allow 3 lead drug candidates to start a phase 1 clinical trial. Notwithstanding any proceeds received from the new shares issued pursuant to the exercise of options, the consolidated entity does not anticipate the need to seek further dilutive funding over the next 2 years.

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

Principles of consolidation

The consolidated financial statements incorporate the assets and liabilities of all subsidiaries of Novogen Limited (‘Company’ or ‘parent entity’) as at 30 June 2015 and the results of all subsidiaries for the year then ended. Novogen Limited and its subsidiaries together are referred to in these financial statements as the ‘consolidated entity’.

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

The R&D Tax Incentive is an Australian government run program which helps to offset some of the costs of R&D. Annually, the consolidated entity claims a refundable tax offset and has disclosed this as other income in the statement of profit or loss and other comprehensive income. The group currently accounts for R&D Tax Incentive on a cash basis due to the difficulty of making reasonable estimation as at year end.

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

Hedges of a net investment

Hedges of a net investment in a foreign operation include monetary items that are considered part of the net investment. Gains or losses on the hedging instrument relating to the effective portion of the hedge are recognised directly in equity whilst gains or losses relating to the ineffective portion are recognised in profit or loss. On disposal of the foreign operation, the cumulative value of any such gains or losses recognised directly in equity is transferred to profit or loss.

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

Finance costs

Finance costs attributable to qualifying assets are capitalised as part of the asset. All other finance costs are expensed in the period in which they are incurred, including interest on short-term and long-term borrowings.

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

•	during the vesting period, the liability at each reporting date is the fair value of the award at that date multiplied by the expired portion of the vesting period.

•	from the end of the vesting period until settlement of the award, the liability is the full fair value of the liability at the reporting date.

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

Rounding of amounts

Amounts in these financial statements have been rounded to the nearest thousand dollars, or in certain cases, the nearest dollar.

New Accounting Standards and Interpretations not yet mandatory or early adopted

Accounting Standards and Interpretations that have recently been issued or amended but are not yet mandatory, have not been early adopted by the consolidated entity for the annual reporting period ended 30 June 2015. The consolidated entity’s assessment of the impact of these new or amended Accounting Standards and Interpretations, most relevant to the consolidated entity, are set out below.

IFRS 15 Revenue from Contracts with Customers

This standard is expected to be applicable to annual reporting periods beginning on or after 1 January 2018. The standard provides a single standard for revenue recognition. The core principle of the standard is that an entity will recognise revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The standard will require: contracts (either written, verbal or implied) to be identified, together with the separate performance obligations within the contract; determine the transaction price, adjusted for the time value of money excluding credit risk; allocation of the transaction price to the separate performance obligations on a basis of relative stand-alone selling price of each distinct good or service, or estimation approach if no distinct observable prices exist; and recognition of revenue when each performance obligation is satisfied. Credit risk will be presented separately as an expense rather than adjusted to revenue. For goods, the performance obligation would be satisfied when the customer obtains control of the goods. For services, the performance obligation is satisfied when the service has been provided, typically for promises to transfer services to customers. For performance obligations satisfied over time, an entity would select an appropriate measure of progress to determine how much revenue should be recognised as the performance obligation is satisfied. Contracts with customers will be presented in an entity’s statement of financial position as a contract liability, a contract asset, or a receivable, depending on the relationship between the entity’s performance and the customer’s payment. Sufficient quantitative and qualitative disclosure is required to enable users to understand the contracts with customers; the significant judgments made in applying the guidance to those contracts; and any assets recognised from the costs to obtain or fulfil a contract with a customer.

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

Clinical trial expenses

Estimates have been used in determining the expense liability under certain clinical trial contracts performed but not yet invoiced.

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

Research and development tax rebate

No accrual estimate has been made in relation to the R&D tax rebate as there is uncertainty around the value that will be received and as such the amount cannot be quantified reliably.

Recovery of deferred tax assets

Deferred tax assets are recognised for deductible temporary differences only if the consolidated entity considers it is probable that future taxable amounts will be available to utilise those temporary differences and losses.

Borrowing costs

Borrowing costs incurred for the construction of any qualifying asset are capitalised during the period of time that is required to complete and prepare the asset for its intended use or sale. Other borrowing costs are expensed.

Note 4.	Restatement of comparatives

Reclassification

Comparative information in the profit and loss statement has been restated to correct an immaterial error in classification of expenses. The profit and loss for Fiscal 2014 and Fiscal 2013, included salary and related general expenses of scientists totalling A$853,000 and A$1,101,000 respectively in general and administrative expenses. These expenses have been reclassified from general and administrative expenses to research and development expenses. The restatement is to reflect the nature of the expense in a more accurate manner. A third balance sheet has not been presented as the reclassification is immaterial and has no impact on the financial results for the year ended June 30, 2014, and June 30, 2013, or the closing financial position at that date.

Note 5.	Operating segments

Identification of reportable operating segments

The consolidated entity’s operating segment is based on the internal reports that are reviewed and used by the Board of Directors (being the Chief Operating Decision Makers (‘CODM’)) in assessing performance and in determining the allocation of resources.

The consolidated entity operates in the pharmaceutical research and development business. There are no operating segments for which discrete financial information exists.

The information reported to the CODM, on at least a monthly basis, is the consolidated results as shown in the statement of profit or loss and other comprehensive income and statement of financial position.

Major customers

During the years ended 30 June 2015, 30 June 2014 and 30 June 2013 there were no major customers.

	Sales to external customers			Geographical non-current assets
	2015	2014	2013	2015	2014	2013
	A$‘000	A$‘000	A$‘000	A$‘000	A$‘000	A$‘000
Australia	—	—	—	1,475	1,975	2,543
Other	—	—	—	—	—	—

	—	—	—	1,475	1,975	2,543

The geographical non-current assets above are exclusive of, where applicable, financial instruments, deferred tax assets, post-employment benefits assets and rights under insurance contracts.

Note 6.	Revenue

	2015	2014	2013
	A$‘000	A$‘000	A$‘000

From continuing operations

Sales revenue
Bank interest	89	87	45
Royalties	—	—	1,067

	89	87	1,112

Revenue from continuing operations	89	87	1,112

Note 7.	Other income

	2015	2014	2013
	A$‘000	A$‘000	A$‘000

Net foreign exchange gain	1,116	—	—
Payroll tax rebate	8	—	—
Research and development rebate	1,538	342	—
Gain on disposal of Glycotex	—	—	462
Glycotex sale of asset - Glucan Technology	—	—	150
Subsidies and grants	91	—	—
Other income	—	—	6

Other income	2,753	342	618

Note 8.	Expenses

	2015	2014	2013
	A$‘000	A$‘000	A$‘000

Loss before income tax from continuing operations includes the following specific expenses:

Depreciation
Property, plant and equipment	5	2	2

Amortisation
Patents and intellectual property	570	570	320

Total depreciation and amortisation	575	572	322

Finance costs
Interest and finance charges paid/payable	1	492	—
Imputed interest on convertible note	68	223	132

Finance costs expensed	69	715	132

Rental expense relating to operating leases
Minimum lease payments	98	64	40

Superannuation expense
Defined contribution superannuation expense	147	88	64

Employee benefits expense excluding superannuation
Employee benefits expense excluding superannuation	2,105	1,437	1,185

Refer to note 10 for specific expenses related to discontinued operations.

Note 9.	Income tax expense

	2015	2014	2013
	A$‘000	A$‘000	A$‘000

Numerical reconciliation of income tax expense and tax at the statutory rate
Loss before income tax expense from continuing operations	(7,306)	(7,569)	(1,508)
Profit before income tax expense from discontinued operations		—	723

	(7,306)	(7,569)	(785)

Tax at the statutory tax rate of 30%	(2,192)	(2,271)	(236)

Tax effect amounts which are not deductible/(taxable) in calculating taxable income:
Non-deductible expenses	772	1,205	55
Derecognition of foreign currency reserve	—	—	(3,754)
Other	60	(178)	—

	(1,360)	(1,244)	(3,935)
Difference in overseas tax rates	—	—	148
Tax losses and timing differences not recognised	1,360	1,244	3,787

Income tax expense	—	—	—

	2015	2014	2013
	A$‘000	A$‘000	A$‘000

Tax losses not recognised
Unused tax losses for which no deferred tax asset has been recognised	57,741	54,872	51,804

Potential tax benefit @ 30%	17,322	16,462	15,541

The above potential tax benefit for tax losses has not been recognised in the statement of financial position. These tax losses can only be utilised in the future if the continuity of ownership test is passed, or failing that, the same business test is passed.

There was a prior period adjustment to tax losses of A$2,240,000 for the consolidated group due to adjustments not previously recognised. The effect was to reduce the carried forward tax losses of the consolidated group from A$54,872,000 to A$52,632,000 for the year ending June 30, 2014.

Note 10.	Discontinued operations

Description

During the financial year ended June 30, 2013, the consolidated entity disposed of the operations of MEI Pharma, Inc. (‘MEI’) and its subsidiary MEI Pharma Pty Limited in which it held majority ownership, via an in-specie distribution to its shareholders. MEI held the intellectual property originally developed by Novogen in the field of isoflavonoid drugs.

Financial information for the discontinued operations are set out as follows:

Financial performance information

	2015	2014	2013
	A$‘000	A$‘000	A$‘000

Revenue - MEI			3

Total revenue	—	—	3

Research and development expense - MEI	—	—	(2,291)
General and administrative expense - MEI	—	—	(1,524)
Depreciation and amortisation expense - MEI	—	—	(14)
Share-based payments - MEI	—	—	(402)

Total expenses	—	—	(4,231)

Loss before income tax expense	—	—	(4,228)
Income tax expense	—	—	—

Loss after income tax expense	—	—	(4,228)

Net gain on disposal before income tax - MEI	—	—	4,951
Income tax expense	—	—	—

Gain on disposal after income tax expense	—	—	4,951

Profit after income tax expense from discontinued operations	—	—	723

Cash flow information

	2015	2014	2013
	A$‘000	A$‘000	A$‘000

Net cash used in operating activities	—	—	(4,179)
Net cash used in investing activities	—	—	(2)

Net decrease in cash and cash equivalents from discontinued operations	—	—	(4,181)

Details of the disposal

	2015	2014	2013
	A$‘000	A$‘000	A$‘000

Total sale consideration	—	—	6,386
Derecognition of foreign currency reserve	—	—	(12,514)
Derecognition of impairment provision	—	—	11,079

Gain on disposal before tax income	—	—	4,951
Income tax expense	—	—	—

Gain on disposal after income tax	—	—	4,951

Note 11.	Current assets - cash and cash equivalents

	2015	2014
	A$‘000	A$‘000

Cash at bank and on hand	44,356	2,486
Short-term deposits	15	16

	44,371	2,502

Note 12.	Current assets - trade and other receivables

	2015	2014
	A$‘000	A$‘000

Trade receivables	228	226
Less: Provision for impairment of receivables	(226)	(226)

	2	—

Other receivables	99	62
Deposits held	414	366
Less: Provision for impairment of deposits held	(364)	(362)

	151	66

Refer to note 32 for further information on ‘deposits held’.

Impairment of receivables

The consolidated entity has recognised a loss of A$2,000 (2014: loss of A$45,000) in profit or loss in respect of impairment of receivables (excluding ‘deposits held’) for the year ended 30 June 2015.

The ageing of the impaired receivables provided for above are as follows:

	2015	2014
	A$‘000	A$‘000

Over 90 days overdue	—	226
Over 6 months overdue	226	—

	226	226

Movements in the provision for impairment of receivables are as follows:

	2015	2014
	A$‘000	A$‘000

Opening balance	226	181
Additional provisions recognised	—	45

Closing balance	226	226

Note 13.	Current assets - income tax refund due

	2015	2014
	A$‘000	A$‘000

Income tax refund due	—	3

Note 14.	Current assets - other

	2015	2014
	A$‘000	A$‘000

Prepayments	127	67

Note 15.	Non-current assets - available-for-sale financial assets

	2015	2014
	A$‘000	A$‘000

Listed ordinary shares	16	47

Refer to note 29 for further information on fair value measurement.

Note 16.	Non-current assets - property, plant and equipment

	2015	2014
	A$‘000	A$‘000

Plant and equipment - at cost	153	77
Less: Accumulated depreciation	(68)	(63)

	85	14

Reconciliations

Reconciliations of the written down values at the beginning and end of the current and previous financial year are set out below:

	Plant and equipment A$‘000	Total A$‘000

Balance at 30 June 2013	12	12
Additions	27	27
Write off of assets	(23)	(23)
Depreciation expense	(2)	(2)

Balance at 30 June 2014	14	14

Additions	97	97
Write off of assets	(21)	(21)
Depreciation expense	(5)	(5)

Balance at 30 June 2015	85	14

Note 17.	Non-current assets - intangibles

	2015	2014
	A$‘000	A$‘000

Patents and intellectual property - at cost	2,851	2,851
Less: Accumulated amortisation	(1,461)	(890)

	1,390	1,961

Reconciliations

Reconciliations of the written down values at the beginning and end of the current and previous financial year are set out below:

	Patents and intellectual property A$‘000	Total A$‘000

Balance at 1 July 2013	2,531	2,531
Amortisation expense	(570)	(570)

Balance at 30 June 2014	1,961	1,961
Amortisation expense	(571)	(571)

Balance at 30 June 2015	1,390	1,390

Note 18.	Current liabilities - trade and other payables

	2015	2014
	A$‘000	A$‘000

Trade payables	766	81
Accrued payables	853	178

	1,619	259

Refer to note 28 for further information on financial instruments.

Note 19.	Current liabilities - borrowings

	2015	2014
	A$‘000	A$‘000

Convertible notes payable	—	2,707

Refer to note 28 for further information on financial instruments.

Note 20.	Current liabilities - derivative financial instruments

	2015	2014
	A$‘000	A$‘000

Convertible note derivative	—	173

Refer to note 28 for further information on financial instruments.

Refer to note 29 for further information on fair value measurement.

Note 21.	Current liabilities - provisions

	2015	2014
	A$‘000	A$‘000

Employee benefits	159	108

Note 22.	Equity - contributed equity

	2015	2014	2015	2014
	Shares	Shares	A$‘000	A$‘000

Ordinary shares - fully paid	423,116,465	168,557,834	190,404	142,586

Note 22.	Equity - contributed equity (continued)

Movements in ordinary share capital

Details	Date	Shares	Issue price A$	A$‘000

Balance	1 July 2013	138,276,033		137,663
Share based payment expense	4 July 2013	822,369	$0.15	125
Part conversion of convertible note tranche 1	26 July 2013	1,315,790	$0.13	175
Part conversion of convertible note tranche 1	8 August 2013	1,013,514	$0.13	130
Part conversion of convertible note tranche 1	14 August 2013	675,676	$0.13	87
Part conversion of convertible note tranche 1	22 August 2013	405,406	$0.13	52
Part conversion of convertible note tranche 1	27 August 2013	337,838	$0.13	43
Part conversion of convertible note tranche 1	2 September 2013	337,838	$0.13	45
Part conversion of convertible note tranche 1	5 September 2013	506,757	$0.13	67
Part conversion of convertible note tranche 1	16 September 2013	517,242	$0.13	67
Part conversion of convertible note tranche 1	8 October 3013	413,794	$0.14	59
Part conversion of convertible note tranche 2	1 November 2013	337,838	$0.15	52
Part conversion of convertible note tranche 2	5 November 2013	506,757	$0.18	92
Part conversion of convertible note tranche 1	7 November 2013	1,891,892	$0.21	391
Part conversion of convertible note tranche 2	7 November 2013	5,202,703	$0.19	966
Part conversion of convertible note tranche 2	11 November 2013	974,026	$0.22	218
Part conversion of convertible note tranche 3	19 November 2013	5,089,821	$0.16	807
Part conversion of convertible note tranche 3	23 November 2013	2,873,564	$0.15	439
Part conversion of convertible note tranche 3	23 January 2014	2,312,139	$0.15	356
Part conversion of convertible note tranche 3	19 March 2014	949,368	$0.16	153
Part conversion of convertible note tranche 4	20 March 2014	3,797,469	$0.16	599

Balance	30 June 2014	168,557,834		142,586

Part conversion of convertible note tranche 2	18 November 2014	242,719	$0.091	22
Issue of shares	18 November 2014	16,859,988	$0.110	1,855
Part conversion of convertible note tranche 4	20 November 2014	963,856	$0.076	73
Part conversion of convertible note tranche 4	5 December 2014	986,843	$0.072	71
Issue of shares	18 December 2014	46,900,800	$0.125	5,863
Issue of shares on exercise of options	18 December 2014	45,455	$0.125	6
Part conversion of convertible note tranche 4	22 December 2014	2,666,667	$0.094	250
Issue of shares on exercise of options	7 January 2015	100,000	$0.125	12
Final conversion of convertible note tranche 4	9 January 2015	9,266,667	$0.096	888
Final conversion of convertible note tranche 2	10 February 2015	326,087	$0.127	41
Final conversion of convertible note tranche 3	10 February 2015	3,260,870	$0.124	403
Issue of shares on exercise of options	23 April 2015	4,000,000	$0.237	948
Issue of Shares to US investors under PIPE	24 April 2015	51,750,000	$0.300	15,525
Issue of shares on exercise of options	13 Mar - 29 May 2015	47,110,841	$0.150	7,067
Issue of shares on exercise of options	25 Feb - 3 June 2015	11,100,309	$0.125	1,388
Issue of shares	4 June - 5 June 2015	58,971,151	$0.300	17,691
Issue of shares on exercise of options	30 June 2015	5,378	$0.300	2
Issue of shares on exercise of options*	30 June 2015	1,000	$0.400	—
Share issue transaction costs (including share-based payments)	30 June 2015	—	0.000	(4,287)

Balance	30 June 2015	423,116,465		190,404

*	The actual amount paid is A$400, which has been rounded to nil in “Movements in ordinary share capital”.

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

The capital structure of the consolidated entity consists of cash and cash equivalents and equity attributable to equity holders. Operating globally, the consolidated entity develops specialty pharmaceutical products. The overall strategy of the consolidated entity is to continue its drug development programs, which depends on raising additional equity.

The capital risk management policy remains unchanged from the prior year.

Note 23.	Equity - Other contributed equity

	2015	2014
	A$‘000	A$‘000

Convertible loan note - Triaxial	1,716	—

On 4 December 2014, the consolidated entity and the convertible note holder (‘Triaxial’) signed a Convertible Note Deed Poll (‘Deed’) which superseded the precedent Loan Agreement between Triaxial shareholders and the consolidated entity. The Deed extinguishes the liability created by the Loan Agreement, which previously allowed for a cash settlement and now allows Triaxial to convert their debt into ordinary shares during the current financial year, providing that the consolidated entity achieves defined milestones established in the schedule of the Deed. Accordingly the convertible note has been reclassified as an equity instrument rather than debt instrument.

The convertible note may be exercised at the holders discretion as follows:

•	on completion of Phase 1a clinical trials: $400,000 converted into 16,000,000 ordinary shares in the Company;

•	on receipt of Investigational New Drug approval from the US Food and Drug Administration $500,000 converted into 20,000,000 ordinary shares in the Company; and

•	on completion of Phase II clinical trials: $600,000 converted into 24,000,000 ordinary shares in the Company.

The milestones listed above refer to any drug developed based on the super-benzopyran technology.

Note 24.	Equity - reserves

	2015	2014
	A$‘000	A$‘000

Available-for-sale reserve	(43)	(11)
Foreign currency reserve	(312)	26
Convertible note reserve	1,345	216

	990	231

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

Share-based payments reserve

The reserve is used to recognise the value of equity benefits provided to employees and Directors as part of their remuneration, and other parties as part of their compensation for services.

Movements in reserves

Movements in each class of reserve during the current and previous financial year are set out below:

	Share-based payment reserve	Available- for-sale	Foreign currency	Convertible note	Total
	A$‘000	A$‘000	A$‘000	A$‘000	A$‘000

Balance at 30 June 2013	—	—	—	216	216
Foreign currency translation	—	—	26	—	26
Loss on the revaluation of available-for-sale financial assets	—	(11)	—	—	(11)
Balance at 30 June 2014	—	(11)	26	216	231

Revaluation - gross	1,528	—	—	—	1,528
Transfer to equity on exercise of options	(183)	—	—	—	(183)
Other comprehensive income					—
Foreign currency translation	—	—	(338)	—	(338)
Loss on the revaluation of available for-sale financial assets	—	(32)	—	—	(32)

Total other comprehensive income	—	(32)	(338)	—	(370)
Reclass of Triaxial note to other contributed equity	—	—	—	(216)	(216)

Balance at 30 June 2015	1,345	(43)	(312)	—	990

Note 25.	Equity - accumulated losses

	2015	2014	2013
	A$‘000	A$‘000	A$‘000

Accumulated losses at the beginning of the financial year	(141,306)	(133,838)	(191,700)
Loss after income tax expense for the year	(7,139)	(7,468)	(1,031)
Dividends paid (note 27)	—	—	(24,775)
Transfer from issued capital	—	—	65,762
Transfer from foreign currency reserve	—	—	(1,144)
Other adjustments attributable to minority interest and disposals	—	—	19,050

Accumulated losses at the end of the financial year	(148,445)	(141,306)	(133,838)

Note 26.	Equity - non-controlling interest

	2015	2014
	A$‘000	A$‘000

Issued capital	—	—
Reserves	(35)	3
Accumulated losses	(268)	(101)

	(303)	(98)

Note 27.	Equity - dividends

Financial year ended 30 June 2015 and 30 June 2014

There were no dividends paid, recommended or declared during the current or previous financial year.

Financial year ended 30 June 2013

On 27 November 2012, a dividend of A$24,775,000 was paid via an in-specie distribution of shares in MEI Pharma, Inc. representing 23.87 cents per ordinary share.

Note 28.	Financial instruments

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

As of 30 June 2015, the consolidated entity did not hold derivative financial instruments in managing its foreign currency, however, the consolidated entity may from time to time enter into hedging arrangements where circumstances are deemed appropriate. Foreign subsidiaries with a functional currency of Australian Dollar (‘AUD’) have exposure to the local currency of these subsidiaries and any other currency these subsidiaries trade in.

The carrying amount of the consolidated entity’s foreign currency denominated financial assets and financial liabilities at the reporting date was as follows:

	Assets		Liabilities
	2015	2014	2015	2014
	A$‘000	A$‘000	A$‘000	A$‘000

US dollars	20,006	—	521	26
Euros	1	28	1	—
Pound Sterling	—	—	—	3

	20,007	28	522	29

The consolidated entity had net assets denominated in foreign currencies of A$19,485,000 as at 30 June 2015 (2014: net liabilities A$1,000).

Price risk

The consolidated entity is not exposed to any significant price risk.

Interest rate risk

The consolidated entity’s exposure to market interest rates relate primarily to the investments of cash balances.

The consolidated entity has cash reserves held primarily in Australian dollars and United States dollars and places funds on deposit with financial institutions for periods generally not exceeding three months.

As at the reporting date, the consolidated entity had the following variable interest rate balances:

	2015		2014
	Weighted average interest rate	Balance	Weighted average interest rate	Balance
	%	A$‘000%		A$‘000

Cash at bank and in hand	0.86%	44,356	0.25%	2,486
Short term deposits	2.40%	15	2.60%	16

Net exposure to cash flow interest rate risk		44,371		2,502

The consolidated entity has cash and cash equivalents totalling A$44,371,000 (2014: A$2,502,000). An official increase/decrease in interest rates of 100 basis points (2014: 100 basis points) would have an favourable/adverse effect on profit before tax and equity of A$444,000 (2013: A$25,000) per annum. The percentage change is based on the expected volatility of interest rates using market data and analysts forecasts.

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

	Weighted average interest rate	1 year or less	Between 1 and 2 years	Between 2 and 5 years	Over 5 years	Remaining contractual maturities
2015	%	A$‘000	A$‘000	A$‘000	A$‘000	A$‘000
Non-derivatives
Non-interest bearing
Trade payables	—%	765	—	—	—	765

Total non-derivatives		765	—	—	—	765

	Weighted average interest rate	1 year or less	Between 1 and 2 years	Between 2 and 5 years	Over 5 years	Remaining contractual maturities
2014	%	A$‘000	A$‘000	A$‘000	A$‘000	A$‘000
Non-derivatives
Non-interest bearing
Trade payables	—%	81	—	—	—	81
Convertible note 1	—%	1,500	—	—	—	1,500

Interest-bearing - fixed rate
Convertible note 2	11.36%	160	1,445	—	—	1,605

Total non-derivatives		1,741	1,445	—	—	3,186

The cash flows in the maturity analysis above are not expected to occur significantly earlier than contractually disclosed above.

Note 29.	Fair value measurement

Fair value hierarchy

The following tables detail the consolidated entity’s assets and liabilities, measured or disclosed at fair value, using a three level hierarchy, based on the lowest level of input that is significant to the entire fair value measurement, being:

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date

Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly

Level 3: Unobservable inputs for the asset or liability

	Level 1	Level 2	Level 3	Total
2015	A$‘000	A$‘000	A$‘000	A$‘000

Assets
Ordinary shares	16	—	—	16

Total assets	16	—	—	16

Liabilities
Derivative financial instrument	—	—	—	—

Total liabilities	—	—	—	—

	Level 1	Level 2	Level 3	Total
2014	A$‘000	A$‘000	A$‘000	A$‘000

Assets
Ordinary shares	47	—	—	47

Total assets	47	—	—	47

Liabilities
Derivative financial instrument	—	—	173	173

Total liabilities	—	—	173	173

There were no transfers between levels during the financial year.

Valuation techniques for fair value measurements categorised within level 2 and level 3

Derivative financial instrument was valued using the Monte Carlo simulation model, based on the following inputs:

•	Effective life: life of convertible note

•	Conversion price: based on terms of convertible note

•	Dividend yield: 0%

•	Risk free rate: 2.5%

•	Volatility: 90% to 110%

Note 30.	Remuneration of auditors

During the financial year the following fees were paid or payable for services provided by Grant Thornton Audit Pty Ltd, the auditor of the consolidated entity:

	Consolidated
	2015	2014	2013
	A$‘000	A$‘000	A$‘000

Audit services - Grant Thornton Audit Pty Ltd
Audit or review of the financial statements	114	123	151
F3 consent	21

Other services - Grant Thornton Audit Pty Ltd
Tax compliance services	20	31	47

	155	154	198

Note 31.	Key management personnel disclosures

Compensation

The aggregate compensation made to directors and other members of key management personnel (‘KMP’) of the consolidated entity is set out below:

	2015	2014	2013
	A$’000	A$’000	A$’000

Short-term employee benefits	1,328	1,133	1,587
Post-employment benefits	101	109	91
Long-term benefits	38	—	242
Termination benefits	—	—	66
Share-based payments	—	—	438

	1,467	1,242	2,424

Please refer to Note 34 for other transactions with key management personnel and their related parties.

Shareholding

The number of shares in the Company held during the financial year by each director and other members of key management personnel of the consolidated entity, including their personally related parties, is set out below:

	Balance at the start of the year	Received as part of remuneration	Additions	Disposals/ other*	Balance at the end of the year
Ordinary shares
G Kelly	5,715,204	—	—	(109,837)	5,605,367
S Coffey	89,236	—	732,224	—	821,460
J O’Connor	278,601	—	46,434	—	325,035
C Humphreys	—	—	141,666	—	141,666
A Heaton	6,662,136	—	—	(413,038)	6,249,098
D Brown	3,497,795	—	—	—	3,497,795

	16,242,972	—	920,324	(522,875)	16,640,421

*	Disposals/other may represent no longer being designated as a KMP, not necessarily a disposal of holding.

Option holding

The number of options over ordinary shares in the Company held during the financial year by each director and other members of key management personnel of the consolidated entity, including their personally related parties, is set out below:

	Balance at the start of the year	Granted	Exercised	Expired/ forfeited/ other	Balance at the end of the year
Options over ordinary shares
G Kelly*	—	354,318	—	—	354,318
J O’Connor*	—	69,652	—	—	69,652
S Coffey*	—	448,968	(272,727)	—	176,241
C Humphreys*	—	62,954	—	—	62,954

	—	935,892	(272,727)	—	663,165

*	The above listed options were not issued as part of remuneration.

Note 32.	Contingent liabilities

The consolidated entity is continuing to prosecute its Intellectual Property (‘IP’) rights and in June 2007 announced that the Vienna Commercial Court had upheld a provisional injunction against an Austrian company, APOtrend. The consolidated entity has provided a guarantee to the value of €250,000 ($364,000) with the court to confirm its commitment to the ongoing enforcement process. As at the 30 June 2015, the receivable balance has been fully impaired on the basis that it is unlikely to be recovered. The receivable balance and the corresponding provision for impairment is classified as ‘deposits held’. Refer to note 12.

Note 33.	Commitments

	2015	2014
	A$‘000	A$‘000

Lease commitments - operating
Committed at the reporting date but not recognised as liabilities, payable:
Within one year	87	80
One to five years	—	72

	87	152

Operating lease commitments includes contracted amounts for leases of premises and plant and equipment under non-cancellable operating leases expiring within three years. On renewal, the terms of the leases are renegotiated. Leases for premises include an annual review for CPI increases.

Note 34.	Related party transactions

Parent entity

Novogen Limited is the parent entity.

Subsidiaries

Interests in subsidiaries are set out in note 35.

Key management personnel

Disclosures relating to key management personnel are set out in note 31.

Transactions with related parties

The following transactions occurred with related parties:

	2015	2014	2013
	A$’000	A$’000	A$’000

Sale of goods and services:
Sale of goods to Glycotex, Inc. an associated company through William Rueckert a former director	—	—	462

Payment for other expenses:
Accounting fees paid to Watkins Coffey Martin, an entity (partnership) in which Steven Coffey is a partner	12	79	45
Salary paid to Prue Kelly, the partner of Graham Kelly, a former director	77	76	7
Salary paid to Michael Kelly, the brother of Graham Kelly, a former director	6	24	—
Salary paid to Kathryn Stoddart, the daughter of Graham Kelly, former director	4	—	—

Note 34.	Related party transactions (continued)

Other transactions:

There were no other transactions with KMP and their related parties.

Receivable from and payable to related parties

There were no trade receivables from or trade payables to related parties at the current and previous reporting date.

Loans to/from related parties

There were no loans to or from related parties at the current and previous reporting date.

Terms and conditions

All transactions were made on normal commercial terms and conditions and at market rates.

Note 35.	Interests in subsidiaries

The consolidated financial statements incorporate the assets, liabilities and results of the following subsidiaries in accordance with the accounting policy described in note 2:

		Ownership interest
	Principal place of business /	2015	2014
Name	Country of incorporation	%	%

Novogen Laboratories Pty Ltd	Australia	100.00%	100.00%
Novogen Research Pty Ltd	Australia	100.00%	100.00%
Novogen North America Inc.	United States of America	100.00%	100.00%
Triaxial Pharmaceuticals Pty Ltd	Australia	100.00%	100.00%
Novogen Inc.	United States of America	100.00%	100.00%
CanTx. Inc.	United States of America	85.00%	85.00%

In November 2013 the Company entered into a joint venture arrangement with Yale University (‘Yale’), in which the Company owns 85% of the joint venture company. The purpose of the joint venture company, CanTx. Inc, (‘CanTx’) was to pool the resources of both parties in order to develop drugs for the treatment of ovarian cancer. A series of agreements underpin this joint venture. The first of those is a licensing agreement from the consolidated entity to CanTx that allows CanTx to access the Company patent portfolio of SBP drugs in order to identify a lead candidate compound for its objective of developing an intra-abdominal product capable of treating any intra-abdominal cancer, but with a particular focus on ovarian cancer. A licensing agreement between Yale and CanTx gave CanTx access to certain Yale cell culture technology and animal models and facilities and resources. A sponsored research agreement between CanTx and Yale identified the appropriate research plan to be undertaken by Yale, and a shareholders’ agreement between all parties comprised a commitment from the consolidated entity to fund CanTx for up to 3 years for up to a maximum of US$2 million. Yale and CanTx devised a construct comprising Trx-1 in a guided drug delivery system and commenced animal studies to investigate its utility both as an intra-peritoneal and intravenous product for the treatment of ovarian cancer.

Note 36.	Events after the reporting period

Appointment of Interim Chairman

On 1 July 2015, the consolidated entity announced the appointment of Mr Ian M. Phillips, MNZM, as Interim Chairman of the Board of Directors.

Resignation of CEO

On 22 July 2015, the consolidated entity announced the resignation of Dr Graham Kelly as CEO, as well as Director of all entities within the group.

Appointment of Director and Acting CEO

On 22 July 2015, the consolidated entity announced the appointment of Mr Iain Ross as Director and Acting Chief Executive Officer of the consolidated entity. The consolidated entity is actively seeking a permanent Chief Executive Officer globally and has engaged an agency specialised in the recruitment of high profile senior executives to assist in its search.

Office move

To accommodate its constant growth, the consolidated entity has entered into a new lease, starting in November 2015.The current lease held by the consolidated entity expires on 14 May 2016.

No other matter or circumstance has arisen since 30 June 2015 that has significantly affected, or may significantly affect the consolidated entity’s operations, the results of those operations, or the consolidated entity’s state of affairs in future financial years.

Note 37.	Earnings per share

	2015	2014	2013
	A$‘000	A$‘000	A$‘000

Earnings per share for loss from continuing operations
Loss after income tax	(7,306)	(7,569)	(1,508)
Non-controlling interest	167	101	—

Loss after income tax attributable to the owners of Novogen Limited	(7,139)	(7,468)	(1,508)

	Number	Number	Number

Weighted average number of ordinary shares used in calculating basic earnings per share	238,418,048	156,725,363	114,690,737

Weighted average number of ordinary shares used in calculating diluted earnings per share	238,418,048	156,725,363	114,690,737

	Cents	Cents	Cents

Basic earnings per share	(2.99)	(4.76)	(1.32)
Diluted earnings per share	(2.99)	(4.76)	(1.32)

	2015	2014	2013
	A$‘000	A$‘000	A$‘000

Earnings per share for profit from discontinued operations
Profit after income tax	—	—	723
Non-controlling interest	—	—	(246)

Profit after income tax attributable to the owners of Novogen Limited	—	—	477

	Number	Number	Number

Weighted average number of ordinary shares used in calculating basic earnings per share	238,418,048	156,725,363	114,690,737

Weighted average number of ordinary shares used in calculating diluted earnings per share	238,418,048	156,725,363	114,690,737

	Cents	Cents	Cents

Basic earnings per share	—	—	0.42
Diluted earnings per share	—	—	0.42

	2015	2014	2013
	A$‘000	A$‘000	A$‘000

Earnings per share for loss
Loss after income tax	(7,306)	(7,569)	(785)
Non-controlling interest	167	101	(246)

Loss after income tax attributable to the owners of Novogen Limited	(7,139)	(7,468)	(1,031)

Note 37.	Earnings per share (continued)

	Number	Number	Number

Weighted average number of ordinary shares used in calculating basic earnings per share	238,418,048	156,725,363	114,690,737

Weighted average number of ordinary shares used in calculating diluted earnings per share	238,418,048	156,725,363	114,691,737

	Cents	Cents	Cents

Basic earnings per share	(2.99)	(4.76)	(0.90)
Diluted earnings per share	(2.99)	(4.76)	(0.90)

60,000,000 unlisted convertible notes with a face value of A$1,500,000 and 179,925,987 unlisted options have been excluded from the above calculations as they were antidilutive.

Note 38.	Share-based payments

The options in the table below have been issued as consideration for services rendered in relation to capital raising conducted during the year by the consolidated entity.

2015
Grant date	Expiry date	Exercise price		Balance at the start of the year	Granted	Exercised	Expired/ forfeited/ other	Balance at the end of the year

04/03/2015(1)	16/12/2019	A$	0.150	—	1,314,000	(847,530)	—	466,470
04/03/2015(2)	18/12/2019	A$	0.150	—	562,032	(362,511)	—	199,521
24/06/2015(3)	30/12/2015	A$	0.300	—	1,380,000	—	—	1,380,000
24/06/2015(4)	30/06/2020	A$	0.400	—	5,190,000	—	—	5,190,000

				—	8,446,032	(1,210,041)	—	7,235,991

	A$	A$	A$	A$	A$

Weighted average exercise price	$0.000	$0.328	$0.150	$0.000	$0.358

*	All the options listed above were vested and exercisable at the end of the period.

(1) Tranche 1 – (2) Tranche 2 – (3) Tranche 3 – (4) Tranche 4

The weighted average remaining contractual life of options outstanding at the end of the period is 4.1 years.

Options Valuation

In order to obtain a fair valuation of these options, the following assumptions have been made:

The Black and Scholes option valuation methodology has been used. This Option Valuation methodology has been used with the expectation that the majority of these options would be exercised towards the end of the term of these options.

The exercise prices and expiry dates of these options are disclosed in the table above.

The closing price of an ordinary share as at the close of 4 March 2015 (for Tranches 1 and 2) and 24 June 2015 (for Tranches 3 and 4) was 18.0 cents and 24.50 cents respectively. These dates were used as deemed dates of grant and this price as deemed spot price on the date of grant for the valuation purposes.

The risk-free rate of a five year Australian Government bond as being 2.07% (on 4 March 2015) was used. Similarly, the risk-free rate of a two year and a five year Australian Government bond as being 2.02% (on 4 March 2015) and 2.34% (on 24 June 2015) were applied respectively.

The Tranches 1, 2, 3 and 4 options do not have any vesting conditions and vest immediately on the grant date. These options are unlisted. To reflect the unlisted status of the options, a discount rate of 20% to 30% may be applicable. No discount rate was applied in this instance.

No dividends are expected to be declared or paid by the consolidated entity during the terms of the options.

The underlying expected volatility was determined by reference to historical data of the Company’s shares over a period of time. No special features inherent to the options granted were incorporated into measurement of fair value.

Based on the above assumptions, the table below sets out the valuation for each tranche of options:

Grant date	Expiry date	Share price at Grant Date		Exercise price		Volatility (%)	Option Life	Grant Date Fair value per option

04/03/2015	16/12/2019	A$	0.180	A$	0.150	120.00%	4.79	A$	0.150
04/03/2015	18/12/2019	A$	0.180	A$	0.150	120.00%	4.79	A$	0.150
24/06/2015	30/12/2015	A$	0.245	A$	0.300	150.00%	0.52	A$	0.083
24/06/2015	30/06/2020	A$	0.245	A$	0.400	150.00%	5.02	A$	0.217

Directors’ declaration

In the directors’ opinion:

•

the attached financial statements and notes thereto comply with International Financial Reporting Standards as issued by the International Accounting Standards Board as described in note 2 to the financial statements;

•

the attached financial statements and notes thereto give a true and fair view of the consolidated entity’s financial position as at June 30, 2015 and June 30, 2014 and of its performance for the financial years ended June 30, 2015, June 30, 2014 and June 30, 2013; and

•	there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

Signed in accordance with a resolution of the directors.

On behalf of the directors

/s/ Ian Phillips
Ian Phillips, MNZM
Chairman

October 30, 2015

Sydney

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders of Novogen Limited

We have audited the accompanying consolidated statement of financial position of Novogen Limited and subsidiaries (the “Company”) as of June 30, 2015 and 2014, and the related consolidated statements of profit or loss and other comprehensive income, changes in shareholders’ equity, and cash flows for each of the three years in the period ended June 30, 2015. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Novogen Limited and subsidiaries as of June 30, 2015 and 2014, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2015 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ Grant Thornton

GRANT THORNTON AUDIT PTY LTD

Chartered Accountants

Sydney, NSW, Australia

October 30, 2015

SIGNATURES

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

NOVOGEN LIMITED

/s/ Iain Ross

Iain Ross
Chief Executive Officer

Date: October 30, 2015

Exhibit Index

a.	Exhibits

Exhibit No.	Exhibit Description

1.1	Constitution of Novogen Limited (formerly known as the Memorandum of Association and Articles of Association) (1)

2.1	Deposit Agreement as further amended and restated, dated as of September 29, 2005, among Novogen Limited, the Bank of New York, as Depositary, and owners and holders from time to time of ADRs issued thereunder. (2)

4.1	Lease between Hyperion Property Syndicates Limited (Lessor) and Novogen Laboratories Pty Ltd for the Company’s corporate headquarters at 140 Wicks Road, North Ryde, New South Wales. (5)

4.2	Employment Contract between the Company and Professor Alan Husband dated March 10, 2010. (5)

4.3	Employment Contract between the Company and Bryan Palmer dated March 10, 2010 (5)

4.4	Employment Contract between the Company and Craig Kearney dated March 10, 2010 (5)

4.5	Employment Contract between the Company and Ronald Erratt dated March 10, 2010 (5)

4.6	Employment Contract between the Company and Mark Hinze dated September 23, 2010 (5)

4.7	Patent License Agreement, dated as of November 13, 1997, by and among Novogen Limited, Novogen Research Pty Limited, Novogen Inc. and Protein Technologies International Inc.** (3)

4.8	Amendment to the Patent License Agreement, dated as of June 21, 2004 by and among Novogen Limited, Novogen Research Pty Limited, Novogen Inc. and Solae LLC (formerly known as Protein Technologies International Inc.)** (4)

4.9	Asset Purchase Agreement, dated as of December 21, 2010, between MEI, the Company and Novogen Pty Limited (6)

4.10	Amendment Agreement with Archer Daniels Midland Company, dated June 30, 2011 (6)

4.11	Securities Subscription Agreement, dated as of September 27, 2011, between Marshall Edwards, Inc. and Novogen Limited. (7)

4.12	Securities Subscription Agreement, dated as of December 28, 2011, between Marshall Edwards, Inc. and Novogen Limited. (8)

4.13	Prospectus in relation to the resale of securities (9)

4.14	Prospectus in relation to the resale of securities (10)

4.15	Placement Confirmation Letter in relation to the December PIPE, including signature pages and terms and conditions of Options (11)

4.16	Placement Confirmation Letter in relation to the April PIPE, including signature pages and terms and conditions of Options (12)

8.1	Company Subsidiaries. (*)

12.1	Certification of the Acting Principal Executive Officer pursuant to Rule 13a – 14(a) of the Securities Exchange Act of 1934, as amended. (*)

12.2	Certification of Chief Financial Officer pursuant to Rule 13a – 14(a) of the Securities Exchange Act of 1934, as amended. (*)

13.1	Certification by the Acting Principal Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as added by Section 906 of the Sarbanes – Oxley Act of 2002. (*)

23.1	Consent of Grant Thornton Audit Pty Ltd (*)

*	Filed herewith.
**	Portions of these documents have been omitted pursuant to a request for confidential treatment. Such omitted portions have been filed separately with the SEC.
(1)	Incorporated by reference to the Registration Statement on Form 20-F filed with the Securities and Exchange Commission on December 24, 1998 (File No. 0-29962)
(2)	Incorporated by reference to the Registration Statement on Form F-6 filed with the Securities and Exchange Commission on September 29, 2005 (File No. 333-128681)
(3)	Incorporated by reference to the Annual Report on Form 20-F/A filed with the Securities and Exchange Commission on March 20, 2009 (File No. 0-29962).
(4)	Incorporated by reference to the Annual Report on Form 20-F/A filed with the Securities and Exchange Commission on May 5, 2009 (File No. 0-29962).
(5)	Incorporated by reference to the Annual Report on Form 20-F filed with the Securities and Exchange Commission on December 13, 2010 (File No. 0-29962).
(6)	Incorporated by reference to the Annual Report on Form 20-F filed with the Securities and Exchange Commission on December 13, 2011 (File No. 0-29962).
(7)	Incorporated by reference to Exhibit 10.1 to the Registrant’s Subsidiary’s (MEI Pharma, Inc.) filing on Form 8-K filed on September 29, 2011 (File No. 000-50484).
(8)	Incorporated by reference to Exhibit 10.1 to the Registrant’s Subsidiary’s (MEI Pharma, Inc.) filing on Form 8-K filed on December 28, 2011 (File No. 000-50484).
(9)	Incorporated by reference to Form 424B1 filed with the Securities and Exchange Commission under rule 424(b)(1) on March 19, 2015 (File No. 333-201767).
(10)	Incorporated by reference to Form 424B1 filed with the Securities and Exchange Commission under rule 424(b)(1) on September 28, 2015 (File No. 333-205666).
(11)	Incorporated by reference to Registration Statement on Form F-3 filed with the Securities and Exchange Commission on January 30, 2015, as amended on March 17, 2015 (File No. 333-201767).
(12)	Incorporated by reference to Registration Statement on Form F-3 filed with the Securities and Exchange Commission on July 15, 2015, as amended on September 24, 2015 (File No. 333-205666).