Form 20-F
period 2016-06-30
NOVOGEN LTD
filed 2016-10-27
CIK 1075880

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2016

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

Level 5, 20 George Street, Hornsby, New South Wales 2077, Australia

(Address of principal executive offices)

Ms Cristyn Humphreys

(e)Cristyn.Humphreys@novogen.com (t) +61-2-9472-4101

Level 5, 20 George Street, Hornsby, New South Wales 2077, Australia

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

The number of outstanding Ordinary Shares of the issuer as at June 30, 2016 was 429,733,982.

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

Selected financial data

The selected financial data at June 30, 2016 and 2015 and for the years ended June 30, 2016, 2015 and 2014 have been derived from the consolidated financial statements of the Company included in this Annual Report and should be read in conjunction with, and are qualified in their entirety by, reference to those statements and the notes thereto.

This financial report complies with International Financial Reporting Standards (“IFRS”) as adopted by the International Accounting Standards Board (“IASB”).

The consolidated financial statements have been audited in accordance with the Public Company Accounting Oversight Board (“PCAOB”) auditing standards in the United States by the Company’s independent registered public accounting firm.

The Company’s fiscal year ends on June 30. As used throughout this Annual Report, the word “fiscal” followed by a year refers to the 12-month period ended on June 30 of that year. For example, the term “fiscal 2016” refers to the 12 months ended June 30, 2016. Except as otherwise indicated, all dollar amounts referred to in this Annual Report are at the consolidated level and exclude inter-company amounts.

Summary of consolidated profit or loss and other comprehensive income (IFRS)	2012 A$’000	2013 A$’000	2014 A$’000	2015 A$’000	2016 A$’000	2016 US$’000

Revenue and other income	2,373	1,730	429	2,842	4,071	3,026

Loss before income tax expense from continuing operations	(1,471)	(1,508)	(7,569)	(7,306)	(12,155)	(9,033)

Profit after income tax expense from discontinued operations	121	723	—	—	—	—

Loss after income tax expense for the year	(1,350)	(785)	(7,569)	(7,306)	(12,155)	(9,033)

Net profit/(loss) attributable to members of Novogen Limited	1,309	(1,031)	(7,468)	(7,139)	(12,062)	(8,965)

Earnings per share for loss from continuing operations attributable to the owners of Novogen Limited
Basic earnings /(loss) per share (cents per share)	(1.44)	(1.32)	(4.76)	(2.99)	(2.82)	(2.10)
Diluted earnings/(loss) per share (cents per share)	(1.44)	(1.32)	(4.76)	(2.99)	(2.82)	(2.10)

Earnings per share for profit/(loss) from discontinued operations attributable to the owners of Novogen Limited
Basic earnings/(loss) per share (cents per share)	2.72	0.42	—	—	—	—
Diluted earnings/(loss) per share (cents per share)	2.72	0.42	—	—	—	—

Earnings per share for profit/(loss) attributable to the owners of Novogen Limited
Basic earnings/(loss) per share (cents per share)	1.28	(0.90)	(4.76)	(2.99)	(2.82)	(2.10)
Diluted earnings/(loss) per share (cents per share)	1.28	(0.90)	(4.76)	(2.99)	(2.82)	(2.10)

Weighted average number of ordinary share shares used to calculate earnings per share	102,435,227	114,690,737	156,725,363	238,418,048	427,431,910	427,431,910

Number of outstanding ordinary shares at year end	103,805,676	138,276,033	168,557,834	423,116,465	429,733,982	429,733,982

Summary of consolidated financial position (IFRS)	2012 A$’000	2013 A$’000	2014 A$’000	2015 A$’000	2016 A$’000	2016 US$’000

Cash and cash equivalents	8,348	2,738	2,502	44,371	33,453	24,862

Total assets	8,985	5,749	4,660	46,140	35,517	26,396

Net assets/Equity	5,113	4,041	1,413	44,362	33,931	25,217

Debt	—	1,416	2,707	—	—	—

Capital Stock	199,026	137,663	142,586	190,404	191,301	142,175

The Company publishes its consolidated financial statements expressed in Australian dollars. In this Annual Report, references to “U.S. dollars” or “US$” are to the currency of the United States of America (“U.S.”) and references to “Australian dollars” or “A$” are to the currency of Australia. For the convenience of the reader, this Annual Report contains translations of certain Australian dollar amounts into U.S. dollars at specified rates. These translations should not be construed as representations that the Australian dollar amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. Unless otherwise stated, the translations of Australian dollars into U.S. dollars have been made at the rate of US$0.7432 = A$1.00, the foreign exchange rate as issued weekly by the Board of Governors of the Federal Reserve System (www.federalreserve.gov/releases) on June 30, 2016. The rate on September 30, 2016 was US$0.7667 = A$1.00.

Exchange rates for the six months to September 2016 A$1.00 per US$

Month	High	Low

April	$0.7817	$0.7504
May	$0.7641	$0.7184
June	$0.7598	$0.7225
July	$0.7632	$0.7453
August	$0.7717	$0.7516
September	$0.7676	$0.7470

Exchange rates for the last five fiscal years A$1.00 per US$

Fiscal year ended June 30	Average Rate*

2012	$1.0323
2013	$1.0272
2014	$0.9186
2015	$0.8365
2016	$0.7289

*	Determined by calculating the average rate of the exchange rates on the last trading day of each month during the period.

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

The Company currently is exploring the development of anti-cancer drugs based on two unproven drug technology platforms. Failure of either or both of these platforms to prove suitable for drug candidate selection, may have a material adverse effect on our business and our financial condition.

The Company is developing lead candidate anti-cancer drugs from two drug technology platforms, super-benzopyrans (“SBP”) and anti-tropomyosins (“ATM”). Early pre-clinical studies have confirmed the utility of both drug technology platforms in the generation of compounds with novel and potent cytotoxicity against various human cancer cell lines in vitro and in vivo. The Company was successful in gaining Investigational New Drug (“IND”) status from the U.S. Food and Drug Administration (“FDA”) for our lead SBP. While we have addressed early stage risk associated with toxicity, significant risks and uncertainties remain in translating those early laboratory results into drugs that will have meaningful clinical application in the market place given the stringent clinical trial process that is required to achieve market approval. We are in the process of our IND-enabling safety evaluation of our lead ATM drug candidate so significant safety risk remains with this technology platform. The Company plans to submit an IND to the FDA to obtain the appropriate approval to enable a Phase I trial of our lead ATM drug candidate.

Factors that have a negative impact on early drug candidate selection may include:

•	poor formulation;

•	unacceptably high toxicity;

•	poor bio-availability;

•	unacceptably short drug half-life;

•	inability to deliver the drug in a practical manner; and

•	insurmountable difficulties in large-scale manufacture.

The Company’s ability to continue as a going concern is dependent on a continuing positive news flow from its pre-clinical Research & Development (“R&D”) programs, and its ability to raise capital to support those programs.

The Company has limited cash resources and will need substantial additional funds to maintain the planned level of R&D. We expect to consume cash and incur operating losses for the foreseeable future as the Company continues developing its oncology drug candidates. The impact on cash resources and results from operations will vary with the extent and timing of the future clinical trial program. While it is not possible to make accurate predictions of future operating results, we expect existing cash and cash equivalents will be sufficient to enable us to continue our research and development activities until approximately second quarter 2018.

The factors that will determine the actual amount of additional capital required may include the following:

•	the recruitment rate, duration and of the Cantrixil Phase I clinical trial and observed efficacy signals in cancer patients;

•	the length of time and amount of work required for the lead ATM to complete its safety evaluation program to bring any lead candidate compounds through their pre-clinical programs;

•	rate of success and the length of time it takes to identify lead candidate compounds in both the super-benzopyran and anti-tropomyosin drug technologies; and

•	the need to employ additional staff or contractors to meet the needs of the R&D programs.

If the Company is unable to obtain additional funds on favorable terms or at all, it may be required to cease or reduce its operations. Also, if the Company raises more funds by selling additional securities, the ownership interests of holders of its securities will be diluted.

We receive Australian government research and development grants. If we lose funding from these research and development grants, we may encounter difficulties in the funding of future research and development projects, which could harm our operating results.

We have historically received, and expect to continue to receive, grants through the Australian federal government’s Research and Development Tax Incentive program, under which the government provides a cash refund for the 45% of eligible research and development expenditures by small Australian entities, which are defined as Australian entities with less than A$20 million in revenue, having a tax loss. The Australian federal government’s Research and Development Tax incentive program cash refund changes from 45% to 43.5% from July 2016. The Research and Development Tax Incentive grant is made by the Australian federal government for eligible research and development purposes based on the filing of an annual application. We received Research and Development Tax Incentive grants in fiscal 2015 and 2016 of A$1.5 million and A$2.9 million, respectively. This grant is available for our research and development activities in Australia, as well as activities in the United States to the extent such U.S. based expenses relate to our activities in Australia, do not exceed half the expenses for the relevant activities and are approved by the Australian government. To the extent our research and development expenditures are deemed to be “ineligible,” then our grants would decrease. In addition, the Australian government may in the future decide to modify the requirements of, reduce the amounts of the grants available under, or discontinue the Research and Development Tax Incentive program. For instance, the Australian government recently received a recommendation from a review panel recommending a reduction of the amount of the grants available to small entities such as Novogen to a maximum of A$2 million per annum. Any such change in the Research and Development Tax Incentive program could have a material adverse effect on our future cash flows and financial position.

The Company is at an early stage of drug development and is in the process of applying for patents over composition and matter and use for both of its drug technology platforms. There is no certainty that patent protection will be granted.

The Company has an extensive patent portfolio to protect its key assets. The patent strategy is adapted for each technology platform and the sub-sections of each platform. The over-arching strategy in the IP portfolio is to cover the three critical corner stones of pharmaceutical patent: composition of matter (the breadth structures covered in the patent), method of manufacture (the chemical processes used to manufacture the compounds disclosed in the patent) and method of use. Our key patents covering lead assets have been granted in Australia and are at different stages of entering national phase in jurisdictions covering ~95% of the global market as measured by sales. Consequently, the risk to our patent coverage for our lead assets has been substantially reduced. While the Company’s patent strategy is closely supervised by experienced patent attorneys and every effort made to ensure the likely success of achieving approval of patent claims in all major territories, there is no guarantee that any or all territories will grant such claims.

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

Our Company has a history of incurring losses. The extent of any future losses, and whether or not the Company can generate profits, remains uncertain.

The Company is involved in early stage research and development and has a history of incurring losses. The Company is likely to continue to incur losses in the near future, until such time as any possible commercial breakthrough occurs.

The Company incurred net losses of A$7.6 million for year ended June 30, 2014, net losses of A$7.3 million for the year ended June 30, 2015 and net losses of A$12.2 million for year ended June 30, 2016. As of June 30, 2016, we have accumulated losses of A$160.5 million (US$119.3 million) and the extent of any future losses and whether or not the Company can generate profits remains uncertain.

Final approval by regulatory authorities of the Company’s drug candidates for commercial use may be delayed, limited or prevented, any of which would adversely affect its ability to generate operating revenues.

The Company will not generate any operating revenue until it, or its subsidiaries, successfully commercializes one of its drug candidates via Royalty and license agreements. Currently, the Company’s drug candidates are at an early stage of development, and each will need to successfully proceed through a number of steps in order to obtain regulatory approval before potential commercialization.

For example, any of the following factors may serve to delay, limit or prevent the final approval by regulatory authorities of the Company’s drug candidates for commercial use:

•

the Company has identified three lead candidate compounds, Cantrixil, Anisina and Trilexium. Cantrixil has received IND status and will commence clinical trials later in 2016. The company and/or licensees of the technology will need to demonstrate safety and efficacy through standard clinical development methodologies before an application to market can be made to begin generating revenue. Anisina and Trilexium are at early stages of development, and the Company will need to conduct significant pre-clinical safety and efficacy studies of these drug candidates before clinical trials can begin with these compounds;

•	data obtained from pre-clinical and clinical studies will impact “go”/“no-go” decision points that may impact further development;

•

development and testing of product formulation, including identification of suitable excipients, or chemical additives intended to facilitate delivery of the Company’s drug candidates, particularly for Trilexium; and

•	it may take the Company many years to complete the testing of its drug candidates, and failure can occur at any stage of this process.

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

Regardless of regulatory approval, products arising from the development process may not gain market acceptance among physicians, patients, healthcare payers or the medical community. The Company believes that the degree of market acceptance and its ability to generate revenues from such products will depend on a number of factors, including, but not limited to:

•	advancements in the treatment of cancer that make our treatments obsolete;

•	market exclusivity and competitor products;

•	timing of market introduction of the Company’s drugs and competitive drugs;

•	actual and perceived efficacy and safety of the Company’s drug candidates;

•	prevalence and severity of any side effects;

•	potential or perceived advantages or disadvantages over alternative treatments;

•	strength of sales, marketing and distribution support;

•	price of future products, both in absolute terms and relative to alternative treatments;

•	the effect of current and future healthcare laws on the Company’s drug candidates; and

•	availability of coverage and reimbursement from government and other third-party payers.

If any of the Company’s drugs are approved and fail to achieve market acceptance, the Company may not be able to generate significant revenue to achieve or sustain profitability.

The Company may not be able to establish the contractual arrangements necessary to develop, market and distribute the product candidates. Our failure to do so may adversely affect our business, results of operations and financial condition.

The Company has been successful in executing contractual agreements with strategic partners. This remains a key part of the Company’s business plan and the Company must continue to partner with third parties to manufacture clinical grade drug product, and conduct key pre-clinical and clinical investigations. Strategic agreements around packaging, branding, market access and distribution for its drug products will also eventually be required.

Potential partners could be discouraged by the Company’s limited operating history.

There is no assurance that the Company will be able to negotiate commercially acceptable licensing or other agreements for the future exploitation of its drug product candidates including continued clinical development, manufacture or marketing. If the Company is unable to successfully contract for these services, or if arrangements for these services are terminated, the Company may have to delay the commercialization program which will adversely affect its ability to generate operating revenues.

The Company’s commercial opportunity will be reduced or eliminated if competitors develop and market products that are more effective, have fewer side effects or are less expensive than its drug candidates.

The development of drug candidates is highly competitive and is high risk. A number of other companies have products or drug candidates in various stages of pre-clinical or clinical development that are intended for the same therapeutic indications for which the Company’s drug candidates are being developed. Some of these potential competing drugs are further advanced in development than the Company’s drug candidates and may be commercialized sooner. Even if the Company is successful in developing effective drugs, its compounds may not compete successfully with products produced by its competitors.

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

In the course of discovery, pre-clinical testing and clinical trials, the Company relies on third parties, including laboratories, investigators, clinical contract research organizations (“CROs”), and manufacturers, to perform critical services. For example, the Company relies on third parties to conduct all of its pre-clinical studies. These third parties may not be available when the Company needs them or, if they are available, may not comply with all regulatory and contractual requirements or may not otherwise perform their services in a timely or acceptable manner, and the Company may need to enter into new arrangements with alternative third parties and the studies may be extended, delayed or terminated. These independent third parties may also have relationships with other commercial entities, some of which may compete with the Company. As a result of the Company’s dependence on third parties, it may face delays or failures outside of its direct control. These risks also apply to the development activities of collaborators, and the Company does not control their research and development, clinical trial or regulatory activities.

The Company has no direct control over the cost of manufacturing its drug candidates. Increases in the cost of manufacturing the Company’s drug candidates would increase the costs of conducting clinical trials and could adversely affect future profitability.

The Company does not intend to manufacture the drug product candidates in-house, and it will rely on third parties for drug supplies both for clinical trials and for commercial quantities in the future. The Company has taken the strategic decision not to manufacture active pharmaceutical ingredients (“API”) for the drug candidates, as these can be more economically supplied by third parties with particular expertise in this area. The Company outsources the manufacture of its drug product and testing of it to FDA requirements. The Company uses contract facilities that are registered with the FDA, have a track record of large scale API manufacture, and have already invested in capital and equipment. The Company has no direct control over the cost of manufacturing its product candidates. If the cost of manufacturing increases, or if the cost of the materials used increases, these costs may be passed on, making the cost of conducting clinical trials more expensive. Increases in manufacturing costs could adversely affect the Company’s future profitability if it was unable to pass all of the increased costs along to its customers.

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

The trading price of the Company’s ordinary shares and American Depositary Receipts (“ADRs”) is highly volatile. Your investment could decline in value and the Company may incur significant costs from class action litigation and its securities may be delisted from NASDAQ.

The trading price of the Company’s ordinary shares and ADRs is highly volatile in response to various factors, many of which are beyond the Company’s control, including:

•	unacceptable toxicity findings in animals and humans;

•	lack of efficacy in human trials at Phase II stage or beyond;

•	announcements of technological innovations by the Company and its competitors;

•	new products introduced or announced by the Company or its competitors;

•	changes in financial estimates by securities analysts;

•	actual or anticipated variations in operating results;

•	expiration or termination of licenses, research contracts or other collaboration agreements;

•	conditions or trends in the regulatory climate in the biotechnology, pharmaceutical and genomics industries;

•	changes in the market values of similar companies;

•	the liquidity of any market for the Company’s securities; and

•	additional sales by the Company of its shares.

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

In certain circumstances, holders of ADSs may have limited rights relative to holders of ordinary shares. An ADS refers to the individual share represented by the ADR program. The rights of holders of ADSs with respect to the voting of ordinary shares and the right to receive certain distributions may be limited in certain respects by the deposit agreement entered into by us and The Bank of New York Mellon. For example, although ADS holders are entitled under the deposit agreement, subject to any applicable provisions of Australian law and of our Constitution, to instruct the depositary as to the exercise of the voting rights pertaining to the ordinary shares represented by the ADSs, and the depositary has agreed that it will try, as far as practical, to vote the ordinary shares so represented in accordance with such instructions, ADS holders may not receive notices sent by the depositary in time to ensure that the depositary will vote the ordinary shares. This means that, from a practical point of view, the holders of ADRs may not be able to exercise their right to vote. In addition, under the deposit agreement, the depositary has the right to restrict distributions to holders of the ADSs in the event that it is unlawful or impractical to make such distributions. We have no obligation to take any action to permit distributions to holders of our ADSs. As a result, holders of ADSs may not receive distributions.

There is a substantial risk that we are, or will become, a passive foreign investment company, or PFIC, which will subject our U.S. investors to adverse tax rules

Holders of our ADSs who are U.S. residents face income tax risks. There is a substantial risk that we are, or will become, a passive foreign investment company, commonly referred to as a PFIC. Our treatment as a PFIC could result in a reduction in the after-tax return to the holders of our ADSs and would likely cause a reduction in the value of such ADSs. For U.S. federal income tax purposes, we will be classified as a PFIC for any taxable year in which either (i) 75% or more of our gross income is passive income, or (ii) at least 50% of the average value of all of our assets for the taxable year produce or are held for the production of passive income. For this purpose, cash is considered to be an asset that produces passive income. We believe that there is a risk we will be classified as a PFIC for the taxable year ended June 30, 2016. If we are classified as a PFIC for U.S. federal income tax purposes, highly complex rules will apply to U.S. holders owning ADSs. Accordingly, you are urged to consult your tax advisors regarding the application of such rules. See Item 10 - Additional Information - Taxation, United States Federal Income Tax Consequences” for a more complete discussion of the U.S. federal income tax risks related to owning and disposing of our ADSs.

Item 4.	Information on the Company

History and development of the Company

Novogen Limited, a public company limited by shares, was incorporated in March 1994 under the laws of New South Wales, Australia. Novogen is registered and operates under the Australian Corporations Act 2001. Novogen has its registered office at Level 5, 20 George Street, Hornsby, New South Wales NSW 2077, Australia. Its telephone number and other contact details are: Phone +61-2-9472 4100; Fax +61-2-9476-0388; and website, www.novogen.com (the information contained in the website does not form part of the Annual Report). The Company’s Ordinary Shares are listed on the Australian Securities Exchange (“ASX”) under the symbol ‘NRT’ and its ADRs, each representing twenty-five Ordinary Shares, trade on the NASDAQ Capital Market under the symbol ‘NVGN’. The Depositary for the Company’s ADRs is The Bank of New York Mellon, 101 Barclay Street 22W New York, N.Y. 10286.

Business overview

Since its inception in 1994, the principal business of the Company has been pharmaceutical drug development. With the acquisition of Triaxial in December 2012, the Company increased its pharmaceutical drug research and development.

Corporate developments

Triaxial Pharmaceuticals Pty Ltd

In December 2012, the Company acquired the biotechnology company Triaxial Pharmaceuticals Pty Ltd (“Triaxial”). Triaxial developed a novel technology platform allowing the design and construction of a novel family of compounds that Triaxial refers to as super-benzopyrans. The Company acquired the outstanding shares of Triaxial Pharmaceuticals Pty Ltd, including those of its shareholders Dr Graham Kelly, Dr Andrew Heaton and Robert Birch, who became directors of Novogen as a result of this transaction. 15.4 million Novogen shares were issued at a fair value of A$0.09 per share as part of the acquisition, the purchase price of which included a A$1.5 million loan, payable to the Triaxial shareholders.

In December 2014, the Company and convertible note holders, former shareholders of Triaxial, signed an amendment to the Convertible Note Deed Poll (“Deed”) which superseded the precedent Loan Agreement between Triaxial shareholders and the Company. The amendment to the Deed extinguishes the liability created by the Loan Agreement, which was carried over to the original version of the Deed. The amendment allowed the Company to convert the liability attached to the transaction into ordinary shares instead by removing the clauses allowing redemption in cash. The conditions of conversion into ordinary shares regarding the convertible notes are still dependent of the achievement of defined milestones established in the schedule of the Deed. Accordingly, the convertible notes have been reclassified as an equity instrument rather than debt instrument.

In August 2016, the Company announced the submission of an IND application with the FDA and, in September 2016, the Company received a letter from the FDA advising that the study may proceed. Accordingly, the Company advised the note holders of this conversion event and 20,000,000 ordinary shares were issued to the noteholders in September 2016.

CanTx Inc.

CanTx, Inc., a subsidiary in which a wholly-owned subsidiary of the Company held an 85% interest, was dissolved in May 2016. The dissolution was completed following a decision to stop funding the operations of CanTx, Inc.

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

On July 16, 2015, the Company announced that it has received orphan drug status designation from the FDA for Anisina.

On February 19, 2016, the Company announced the patent covering Cantrixil and Trilexium has proceeded to grant.

On June 14, 2016, the Company announced the patent covering Anisina has proceeded to grant.

On September 12, 2016, the Company announced the FDA approved the IND application for Cantrixil.

Research and Development

The Company has two drug technology platforms - Superbenzopyran (SBP) and Anti-tropomyosin (ATM) - around which the Company has established very strong patent positions, and made considerable advances in fiscal 2016.

Cantrixil: From an operational perspective we successfully prepared and lodged our IND Application for our lead drug candidate Cantrixil (TRXE-002-1) with the FDA. This application consisted of the pharmacology, toxicology, Chemistry, Manufacturing Controls and Clinical protocol documentation considered requisite for an IND submission. The TRXE-002-1 pharmacology data was published in the prestigious American Association for Cancer Research (“AACR”) journal “Molecular Cancer Therapeutics” and the Toxicology data was presented at the 2016 Annual Conference of the American Association for Cancer Research. The Company successfully gained IND status from the FDA for TRXE-002-1 enabling us to execute our Phase I trial, and finalised agreements with Quintiles, the Clinical Research Organisation contracted to oversee the TRXE-002-1 Phase I clinical trial and identify hospital trial sites to conduct the Phase I trial.

Anisina: The Company is currently preparing Anisina (ATM-3507) pharmacology proof-of-concept reports and identifying target cancer indication(s) and completing scale up manufacture of ATM-3507 drug substance and drug product to GLP standards for formal safety pharmacology and toxicity studies. The Company has initiated the requisite IND-enabling safety studies and commenced document preparation for the ATM-3507 IND submission to the FDA ahead of commencing our Phase I clinical trial on this drug candidate. The Company has also completed manufacture of cGMP drug substance to be used in the ATM-3507 Phase I trial.

Trilexium: The Company has identified the Trilexium (TRXE-009-1) drug target, mechanism of action and target cancer indication(s); generated proof-of-concept data in animal models of cancer, and are currently in the process of optimising drug product formulation to take forward into safety-pharmacology and toxicity studies ahead of progressing into the clinic with this molecule.

Discovery: The Company has identified a series of pipeline molecules from the second-generation super-benzopyran technology platform (AD-HET system) and a series of pipeline molecules from the next generation N-terminal targeting anti-tropomyosin family (termed 6500).

Intellectual Property: The Company has substantially strengthened the IP estate around the SBP and ATM technology platforms and has begun national phase roll out into international jurisdictions for current granted patents.

Other technologies: Results from the Regenerative Medicine, and Lysosomal storage disorder research programs did not justify further R&D expenditure. However, we did observe some positive data from the Facioscapulohumeral muscular dystrophy (“FSHD”) program and we are currently pursuing several development opportunities. Our decision to focus on Oncology drug development has allowed us to meet key development, intellectual and regulatory milestones for our lead oncology assets.

Patent Protection

The Company has an aggressive global Intellectual Property (“IP”) strategy to protect its key assets and we have partnered with a global patent law firm to lodge patents that offer the best possible protection for our assets. The patent strategy is adapted for each technology platform and the principle mode of protection is through the patenting procedure, seeking to obtain exclusive licences for all its key inventions and drug pipeline. The over-arching strategy in the IP portfolio is to cover the three critical corner stones of pharmaceutical patent: composition of matter (the breadth structures covered in the patent), method of manufacture (the chemical processes used to manufacture the compounds disclosed in the patent) and method of use. The Company’s IP is centered around two key technology platforms; the super-benzopyrans (SBPs) and the anti-tropomyosins (ATMs). Patents are submitted initially as provisional applications and after 12 months’ progress through to a Patent Cooperation Treaty (“PCT”) application. Our key patents covering lead assets, Cantrixil, Trilexium (both SBP assets) and Anisina (ATM asset) have been granted in Australia and are at different stages of entering national phase in jurisdictions covering approximately 95% of the global market as measured by sales.

Drug discovery/development efforts are contributing to our pipeline with our other technology platforms also delivering hit and lead drug candidates. As the research programs reveal new hit molecules, these are protected through lodging patents. The Company will continue to pursue a broad patent filing strategy based on multiple jurisdictions with a focus on those member countries offering the most significant market opportunities for future development.

Key developments during fiscal 2016 include:

•

The Tri Series patent, which covers clinical candidates TRXE-002-1 and TRXE-009-1, was granted in Australia on February 18, 2016. The 30 month national phase entry deadline on this patent (priority date February 7, 2014) occurred on August 7, 2016. All documents are in place and national phase has been entered in jurisdictions that cover approximately 95% of the global pharmaceutical market, as measured by sales.

•

The 3500 Series patent, which covers the clinical candidate ATM-3507 was granted in Australia on June 9, 2016. The national phase deadline for this patent (priority date July 16, 2014) is January 17, 2017. The patent will enter national phase in jurisdictions covering 95% of the global pharmaceutical market (as measured by sales).

•	The Company’s other patent families have either reached the PCT stage, have begun to enter national phase in selected jurisdictions or are currently in preparation for filing.

Regulatory requirements

Australian Regulatory Requirements

The Therapeutic Goods Act 1989 (“1989 Act”), sets out the legal requirements for the import, export, manufacture and supply of pharmaceutical products in Australia. The 1989 Act requires that all pharmaceutical products to be imported into, supplied in, manufactured in or exported from Australia be included in the Australian Register of Therapeutic Goods (“ARTG”), unless specifically exempted under the Act.

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

In order to ensure that a product can be included in the ARTG, a sponsoring company must make an application to the Therapeutic Goods Administration (“TGA”). The application usually consists of a form accompanied by data (based on the EU requirements) to support the quality, safety and efficacy of the product for its intended use and payment of a fee. Application details are available on the TGA website www.tga.gov.au.

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

Once an application is accepted for evaluation, aspects of the data provided are allocated to evaluators within the different relevant sections, who prepare clinical evaluation reports. Following evaluation, the chemistry, quality control bioavailability and pharmacokinetics aspects of a product may be referred to a Pharmaceutical Sub-Committee (“PSC”), which is a sub-committee of the TGA prescription medicine expert advisory committee, the Advisory Committee on Prescriptive Medicines (“ACPM”) to review the relevant clinical evaluation reports.

The clinical evaluation reports (along with any resolutions of the ACPM sub-committee) are then sent to the sponsoring company who then has the opportunity to comment on the views expressed within the evaluation report, provide corrections and to submit supplementary data to address any issues raised in the evaluation reports.

Once the evaluations are complete, the TGA prepares a summary document on the key issues on which advice will be sought from either the ACPM (for new medicines) or from the Peer Review Committee (“PRC”) for extensions to products which are already registered. This summary is sent to the sponsoring company, which is able to submit a response to the ACPM or PRC dealing with issues raised in the summary and those not previously addressed in the evaluation report. The ACPM/PRC provide independent advice on the quality, risk-benefit, effectiveness and access of the product and conduct medical and scientific evaluations of the application. The ACPM meets every two months to examine the applications referred by the TGA and its resolutions are provided to the sponsoring company after five working days after the ACPM meeting.

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

In the U.S., pharmaceutical products are regulated by the FDA under the Federal Food, Drug, and Cosmetic Act (“FDCA”), and other laws in the case of biologics, the Public Health Service Act and other acts that implement regulations. The Company believes that the FDA will regulate its products as drugs. The process required by the FDA before drugs may be marketed in the U.S. generally involves the following:

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

•	obtaining approval of Institutional Review Boards (“IRBs”), to administer the products to human subjects in clinical trials;

•	adequate and well-controlled human clinical trials to establish the safety and efficacy of the product for the product’s intended use;

•	development of manufacturing processes which conform to FDA current Good Manufacturing Practices (“cGMPs”), as confirmed by FDA inspection;

•	submission of results for pre-clinical and clinical studies, and chemistry, manufacture and control information on the product to the FDA in a New Drug Approval (“NDA”) Application; and

•	FDA review and approval of an NDA, prior to any commercial sale, promotion or shipment of a product.

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

The Company cannot be certain that it will successfully complete Phase I, Phase II or Phase III testing of its products within any specific time period, if at all. Furthermore, the FDA, the IRB or the Company may suspend or terminate clinical trials at any time on various grounds, including a finding that the subjects or patients are being exposed to an unacceptable health risk.

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

A user fee, pursuant to the requirements of the Prescription Drug User Fee Act (“PDUFA”), and its amendments, must accompany each NDA. According to the FDA’s fee schedule, effective on October 1, 2015, for the fiscal year 2017, the user fee for an application requiring clinical data, such as an NDA, is US$2,038,100. The FDA adjusts the PDUFA user fees on an annual basis. PDUFA also imposes an annual product fee for prescription drugs and biologics (US$97,750), and an annual establishment fee (US$512,200) on facilities used to manufacture prescription drugs and biologics. A written request can be submitted for a waiver under certain circumstances. Waivers may be possible for the application fee for the first human drug application that is filed by a small business, as defined by the FDCA, but there are no small business waivers for product or establishment fees. Waivers may also be possible for one or more fees, upon written request, when a waiver or reduction is necessary to protect the public health, the user fees would present a significant barrier to innovation, or the fees are anticipated to exceed the present or future costs incurred by FDA. The Company is not at the stage of development with its products where it is subject to these fees, but they are significant expenditures that may be incurred in the future and must be paid at the time of application submissions to FDA.

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

Under the Drug Price Competition and Patent Term Restoration Act of 1984, a sponsor may obtain marketing exclusivity for a period of time following FDA approval of certain drug applications, regardless of patent status, if the drug is a new chemical entity or if new clinical studies were required to support the marketing application for the drug. This marketing exclusivity prevents a third party from obtaining FDA approval for an identical or nearly identical drug under an Abbreviated New Drug Application or a “505(b)(2) New Drug Application”. The statute also allows a patent owner to obtain an extension of applicable patent terms for a period equal to one-half the period of time elapsed between the filing of an IND and the filing of the corresponding NDA plus the period of time between the filing of the NDA and FDA approval, with reductions taken for any time an applicant did not act with due diligence. There is a five-year maximum patent extension and a maximum of 14 years protection from product approval. The Company cannot be certain that it will be able to take advantage of either the patent term extension or marketing exclusivity provisions of these laws.

The Best Pharmaceuticals for Children Act (“BPCA”), signed into law on January 4, 2002, was reauthorized and amended by the FDA Amendments Act of 2007 (“FDAAA”). The reauthorization of BPCA provides an additional six months of exclusivity to NDA applicants that conduct and file acceptable paediatric studies of new and currently marketed drug products for which paediatric information would be beneficial, as identified by FDA in a Paediatric Written Request. The Paediatric Research Equity Act (“PREA”), signed into law on December 3, 2003, also was reauthorized and amended by FDAAA. The reauthorization of PREA requires that most applications for drugs and biologics include a paediatric assessment (unless waived or deferred) to ensure the drugs’ and biologics’ safety and effectiveness in children. Such paediatric assessment must contain data, gathered using appropriate formulations for each age group for which the assessment is required, that are adequate to assess the safety and effectiveness of the drug or the biological product for the claimed indications in all relevant paediatric subpopulations, and to support dosing and administration for each paediatric subpopulation for which the drug or the biological product is safe and effective. The paediatric assessments can only be deferred provided there is a timeline for the completion of such studies. The FDA may partially waive or fully waive the paediatric assessment requirement for several reasons, including if the applicant can demonstrate that necessary studies are impossible or highly impracticable. The FDA Safety and Innovation Act permanently renewed and strengthened BPCA and PREA.

European Union Regulatory Requirements

Outside the U.S., the Company’s ability to market its products will also be contingent upon receiving marketing authorizations from the appropriate regulatory authorities and compliance with applicable post-approval regulatory requirements. Although the specific requirements and restrictions vary from country to country, as a general matter, foreign regulatory systems include risks similar to those associated with FDA regulation, described above. Under EU regulatory systems, marketing authorizations may be submitted either under a centralized or a national procedure. Under the centralized procedure, a single application to the European Medicines Agency (“EMA”) leads to an approval granted by the European Commission that permits the marketing of the product throughout the EU. The centralized procedure is mandatory for certain classes of medicinal products, but optional for others. For example, all medicinal products developed by certain biotechnological means, and those developed for cancer and other specified diseases and disorders, must be authorized via the centralized procedure. The Company assumes that the centralized procedure will apply to its products that are developed by means of a biotechnology process. The national procedure is used for products not requiring authorization by the centralized procedure. Under the national procedure, an application for a marketing authorization is submitted to the competent authority of one-member state of the EU. The holders of a national marketing authorization may submit further applications to the competent authorities of the remaining member states via either the decentralized or mutual recognition procedure. The decentralized procedure enables applicants to submit an identical application to the competent authorities of all member states where approval is sought at the same time as the first application, while under the mutual recognition procedure, products are authorized initially in one-member state, and other member states where approval is sought are then requested to recognize the original authorization based upon an assessment report prepared by the original authorizing competent authority. Both the decentralized and mutual recognition procedures should take no longer than 90 days, but if one-member state makes an objection, which under the legislation can only be based on a possible risk to human health, the application will be automatically referred to the Committee for Medicinal Products for Human Use (“CHMP”) of the EMA. If a referral for arbitration is made, the procedure is suspended. However, member states that have already approved the application may, at the request of the applicant, authorize the product in question without waiting for the result of the arbitration. Such authorizations will be without prejudice to the outcome of the arbitration. For all other concerned member states, the opinion of the CHMP, which is binding, could support or reject the objection or alternatively could reach a compromise position acceptable to all EU countries concerned. The arbitration procedure may take an additional year before a final decision is reached and may require the delivery of additional data.

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

Stock market listing compliance

On November 7, 2014, NASDAQ notified the Company that it did not comply with Listing Rule 5550(b) (Rule), which requires a minimum $2,500,000 stockholders’ equity, $35,000,000 market value of listed securities, or $500,000 net income from continuing operations. The Company submitted a plan to regain compliance on December 18, 2014 and January 19, 2015 (“Submission”). Following the Submission, NASDAQ granted on January 26, 2015 an extension to regain compliance with the Rule. On April 28, 2015, NASDAQ advised the Company that it had regained full compliance with the Rule.

The Company has met the compliance requirements for ASX listings and accordingly has not been in breach of those requirements.

Organizational structure

Novogen Limited is incorporated in Australia and has the following wholly-owned subsidiaries:

Name	Country of incorporation

Novogen Laboratories Pty Ltd	Australia
Novogen Research Pty Ltd	Australia
Novogen North America Inc.	United States (Delaware)
Triaxial Pharmaceuticals Pty Ltd	Australia

On 31 May 2016, the Company merged its U.S. fully owned subsidiary Novogen, Inc. with Novogen North America, Inc. The merger was completed to simplify the group’s structure. The Company also approved the dissolution of Cantx, Inc., a subsidiary in which Novogen North America, Inc. held an 85% interest. The dissolution of Cantx, Inc. was completed on 31 May 2016.

Property, plant and equipment

To accommodate its growth, the Company has entered into a new 3-year lease, starting November 2015. The office lease contains two renewal options, each for a three-year period. These renewal options may be cancelled by the Company. The Company at this stage intends to exercise the two remaining options. In order to exercise an option, the Company must inform the lessor no later than 6 months prior to the end of the lease, by which time it must commit to the term of the option.

Item 4A.	Unresolved Staff Comments

None.

Item 5.	Operating and Financial Review and Prospects

The following discussion and analysis should be read in conjunction with Item 18. “Financial Statements” included below. Operating results are not necessarily indicative of results that may occur in future periods. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. The actual results may differ materially from those anticipated in the forward-looking statements as a result of many factors including, but not limited to, those set forth under “Forward-Looking Statements” and “Risk Factors” in Item 3 “Key Information” included above in this Annual Report on Form 20-F. All forward-looking statements included in this document are based on the information available to the Company on the date of this document and the Company assumes no obligation to update any forward-looking statements contained in this Annual Report on Form 20-F.

Critical accounting policies

We prepare our financial statements in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). As such, we are required to make certain estimates, judgments, and assumptions that management believes are reasonable based upon the information available. These estimates, judgments and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. The significant accounting policies are summarized in Item 18. “Financial Statements - Note 2 - Significant Accounting Policies”.

Income taxes

The Company has not recognized deferred tax assets relating to carried forward tax losses and taxable temporary differences since the Company is currently in a loss making position and unable to generate taxable income to utilize the carried forward tax losses and taxable temporary differences. The utilization of the tax losses also depends on the ability of the entity to satisfy certain tests at the time the losses are recouped. Significant judgment is required in determining the worldwide provision for income taxes. There are certain transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain. The Company estimates its tax liabilities based on the Company’s understanding of the tax law. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the period in which such determination is made.

Share-based Payment Transactions

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. The fair value is determined by using the Black-Scholes model taking into account the terms and conditions upon which the instruments were granted. The accounting estimates and assumptions relating to equity-settled share-based payments would have no impact on the carrying amounts of assets and liabilities within the next Annual Reporting period but may impact profit or loss and equity.

Research and Development

We expense all internal research and development expenditures as the costs relate to the initial expenditure for research and development of biopharmaceutical products and the generation of future economic benefits is not considered probable given the stage of development. It was considered appropriate to expense the research and development costs as they did not meet the criteria to be capitalized under IAS 38.

The Australian Research and Development Tax Incentive is a government run program which helps to offset some of the costs of R&D. Annually, the Company claims a refundable tax offset and has disclosed this as other income in the statement of profit or loss and other comprehensive income. The Company currently accounts for R&D Tax Incentive on a cash basis due to the difficulty of making reasonable estimation as at year end.

Impairment of Assets

We assess impairment of non-financial assets at each reporting date by evaluating conditions specific to the Company and parent entity and to the particular asset that may lead to impairment. If an impairment trigger exists, the recoverable amount of the asset is determined. This involves fair value less costs to sell or value-in-use calculations, which incorporate a number of key estimates and assumptions such as cash flow projections and discount rate.

For additional information on significant accounting policies refer to Item 18. “Financial Statements - Note 2 - Significant Accounting Policies”.

Operating results

The following table provides a summary of revenues and income for the past three fiscal years:

(in thousands)	For the fiscal year ended June 30,
	2016		2015		2014
Revenue:
Interest income		406		89		87
Other income:
Net foreign exchange gain		781		1,116		—
Payroll tax rebate		18		8		—
Research and development rebate		2,866		1,538		342
Subsidies and grants		—		91		—

Total revenue and other income	A$	4,071	A$	2,842	A$	429

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

Fiscal 2016 compared to fiscal 2015

Revenue and other income

The Company’s revenue, which is solely interest income derived from interest bearing bank account, increased from A$89,000 in 2015 to A$406,000 in 2016 as a result of capital raisings in April and June 2015 that raised aggregate gross proceeds of A$33.2 million, thus providing for higher interest returns on increased bank account cash balances in fiscal 2016.

Net foreign exchange gain decreased 30% from A$1.1 million in fiscal 2015 to A$0.8 million in fiscal 2016 due to less volatility in the exchange rate.

Research and development grant (rebate) increased 86% from A$1.5 million in fiscal 2015 to A$2.9 million in fiscal 2016 due to higher level of eligible research and development expense in fiscal 2016. The Australian federal government’s Research and Development Tax incentive program cash refund changes from 45% to 43.5% from July 2016. We note that the Australian government recently received a recommendation from a review panel recommending a reduction of the amount of the grants available to small entities such as Novogen to a maximum of A$2 million per annum commencing fiscal year 2018. Any such change in the Research and Development Tax Incentive program could have a material adverse affect on the Company’s research and development grant (rebate) as well as on our future cash flows and financial position.

Expenses

Research and development expenses increased A$4.0 million from A$5.9 million in fiscal 2015 to A$9.9 million in fiscal 2016 due to higher research and development activity in fiscal 2016, including the completion of necessary Chemistry, Manufacturing and Controls activity in relation to the Cantrixil program, as required by the FDA and finalization of the first-in-human Phase I clinical protocol. In relation to Anisina, the Company has manufactured both the active candidate drug substance and candidate drug product. The Company has also manufactured the candidate drug substance to cGMP in preparation for first-in-human clinical trials.

General and administrative costs increased A$2.0 million (53%) from A$3.8 million in fiscal 2015 to A$5.8 million in fiscal 2016 due, in large part, to a rental increase arising from a relocation of our headquarters in November 2015 as well as higher legal and consultancy fees.

There were no finance costs in fiscal 2016, representing a decrease of A$370,000 in comparison with fiscal 2015, with the A$370,000 consisting of A$69,000 finance costs and A$301,000 loss in fair value of convertible notes. There was no borrowing during fiscal 2016 as a result of the additional funds raised through the issue of equity securities in fiscal 2015.

Net loss

As a result of the above and particularly the higher research and development expenses, the Company’s loss after income tax increased A$4.9 million (67%) from A$7.3 million in fiscal 2015 to A$12.2 million in fiscal 2016.

Fiscal 2015 compared to fiscal 2014

Revenue and other income

The Company’s revenue, which is solely interest income derived from interest bearing bank account, increased marginally from A$87,000 in fiscal 2014 to A$89,000 in fiscal 2015.

Net foreign exchange gain increased from none in fiscal 2014 to A$1.1 million in fiscal 2015 due to an increase in the foreign currency balances and transactions.

Research and development grant increased from A$342,000 in fiscal 2014 to A$1.5 million in fiscal 2015 due to higher level of eligible research and development expense in fiscal 2015.

Expenses

Research and development expenses increased A$2.6 million (79%) from A$3.3 million in fiscal 2014 to A$5.9 million in fiscal 2015 due to ongoing implementation of research and development programs.

General and administrative costs for fiscal 2015 were A$3.8 million, representing an increase of A$428,000 in comparison with fiscal 2014. This increase is due to increased overheads with employment of more staff as a result of the significant growth of the Company’s operations.

Finance costs were A$370,000 in fiscal 2015, representing a decrease of A$885,000 in comparison with fiscal 2014. This decrease is due to the repayment of borrowings during fiscal as a result of the additional funds raised through the issue of equity securities.

Net loss

As a result of the above, the Company’s loss after income tax decreased 4% from A$7.6 million in fiscal 2014 to A$7.3 million in fiscal 2015.

Liquidity and capital resources

We have incurred cumulative losses and negative cash flows from operations since our inception and, as of June 30, 2016, we had accumulated losses of A$161.5 million. We anticipate that we will continue to incur losses for at least the next several years. We expect that our research and development and general and administrative expenses will continue to increase and, as a result, we will need additional capital to fund our operations, which we may raise through a combination of equity offerings, debt financings, other third-party funding and other collaborations, strategic alliances and licensing arrangements.

We had no borrowings in fiscal 2016 and do not currently have a credit facility.

As of June 30, 2016, we had cash and cash equivalents of A$33.5 million. Cash in excess of immediate requirements is invested in accordance with our investment policy, primarily with a view to liquidity and capital preservation. Currently, our cash and cash equivalents are held in bank accounts. Our short-term investments consist of term deposits with maturity within 90 days. At June 30, 2016, term deposits amounting to A$13.0 million had a weighted average interest rate of 2.60% and cash deposits of A$20.4 million had a weighted average interest rate of 0.31%.

We expect to consume cash and incur operating losses for the foreseeable future as the Company continues developing its oncology drug candidates. The impact on cash resources and results from operations will vary with the extent and timing of the future clinical trial program. While it is not possible to make accurate predictions of future operating results, we expect existing cash and cash equivalents will be sufficient to enable us to continue or research and development activities until approximately second quarter fiscal 2018.

Cash flows

The following table set forth the sources and uses of cash for the past three fiscal years:

	For the fiscal year ended June 30,
(in thousands)	2016		2015		2014

Net cash used in operating activities	A$	(11,978)	A$	(5,759)	A$	(5,709)
Net cash used in investing activities		(522)		(89)		(27)
Net cash provided by financing activities		782		47,415		5,500

Operating activities. Net cash used in operating activities for fiscal 2016, fiscal 2015 and fiscal 2014 was A$12.0 million, A$5.8 million and A$5.7 million, respectively. The use of net cash in all periods resulted primarily from our net losses.

Investing activities. Net cash used in investing activities in fiscal 2016, 2015 and 2014 was A$522,000, A$89,000 and A$27,000, respectively, and mostly related to purchases of equipment.

Financing activities. Net cash provided by financing activities of A$782,000 in fiscal 2016 related to the exercise of options, A$47.4 million in fiscal 2015 related to the issuance of ordinary shares in private placements and a rights issue and A$5.5 million in fiscal 2014 related to the issuance of convertible notes.

At June 30, 2016, the Company entity did not hold any derivative financial instruments for managing its foreign currency; however, the Company may from time to time enter into hedging arrangements where circumstances are deemed appropriate.

The Company believes that its future ability to fund its operations will be dependent on deriving sufficient cash from investors through successful capital raising and return from government grants as part of the Research and Development Tax Incentive Program available in Australia. The R&D Tax Incentive is an Australian government run program which helps to offset some of the costs of R&D. Annually, the Company claims a refundable tax offset and has disclosed this as other income in the statement of profit or loss and other comprehensive income. The Company currently accounts for R&D Tax Incentive on a cash basis due to the difficulty of making a reasonable estimation as at year end.

The Company had no commitments for capital expenditure at the end of fiscal 2016.

The Company continuously pursues opportunities for non-dilutive funding, such as grant applications.

The Company cannot provide assurance that it or its subsidiaries will be able to raise the funds necessary to complete the planned clinical trial programs, or find appropriate collaboration or licensing opportunities.

Financing activities

The Company has historically financed its operations primarily from issuing equity capital and, to a lesser extent, convertible notes.

Private Equity Placement – November 2014

On November 12, 2014, the Company issued ordinary shares in a private placement to institutional and professional investors at A$0.11 per share along with an option (for no consideration), exercisable at A$0.125 per share. In the aggregate, the Company issued 16,859,988 ordinary shares and 16,859,988 unlisted options. The gross proceeds of the private placement were approximately A$1.9 million. In addition, during fiscal 2015, the Company received approximately A$1.4 million from the proceeds of the exercise of options issued as part of the private placement.

Private Equity Placement – December 2014

In December 2014, the Company issued to institutional and professional investors an aggregate of 46,900,800 ordinary shares at a purchase price of A$0.125 per share. Following the approval of shareholders in March 2015, the Company issued 50,652,864 options with an exercise price of A$0.15 per option exercisable by December 2019. As consideration for the issue of ordinary shares, the Company received gross proceeds of approximately A$5.9 million. In addition, the Company received approximately A$6.8 million from the proceeds of the exercise of options issued as part of this private placement.

Private Equity Placement – April 2015

In April 2015, the Company issued to institutional investors in a private placement 51,750,000 ordinary shares at a purchase price of A$0.30 and, following shareholders’ approval received on June 24, 2015:

•	51,750,000 options, exercisable at A$0.30 by December 30, 2015; and

•	25,875,000 options, exercisable at A$0.40 by June 30, 2020.

Rights Issue – June 2015

On June 4, 2015, the Company issued as part of a rights offer to eligible shareholders 58,971,151 ordinary shares at a purchase price of A$0.30 and:

•	58,971,151 options, exercisable at A$0.30 by December 4, 2015; and

•	29,485,999 options, exercisable at A$0.40 by June 4, 2020.

The Company received gross proceeds of approximately A$17.7 million from the rights offer.

During fiscal 2016, the Company issued 6,617,517 ordinary shares, all following the exercise of options. The details of these options is as follows:

•	1,000 options expiring June 4, 2020, at an exercise price of A$0.40 per option;

•	1,000,000 options expiring on December 18, 2019, at an exercise price of A$0.15 per option;

•	5,614,224 options expiring on November 18, 2015, at an exercise price of A$0.125 per option; and

•	2,293 options expiring December 4, 2015, at an exercise price of A$0.30 per option.

Foreign currency fluctuations were not material for the Company in fiscal 2016. See Item 18. “Financial Statements - Note 27 – Financial Instruments” for disclosures about financial risk management including interest rate risk, foreign currency risk and liquidity risk.

Convertible notes

Convertible note (Triaxial) carrying value of A$1,500,000

A convertible note was issued in November 2013 with a face value of A$1,500,000. The convertible note was exercisable at the holder’s discretion as follows:

• On completion of Phase 1a clinical trials	A$400,000 converted into 16,000,000 ordinary shares

• On receipt of Investigational New Drug approval from the FDA*	A$500,000 converted into 20,000,000 ordinary shares

• On completion of Phase II clinical trials	A$600,000 converted into 24,000,000 ordinary shares

*	On September 12, 2016, the FDA approved the IND application for Cantrixil. Accordingly, 20,000,000 ordinary shares in the Company were issued to noteholders on September 14, 2016.

Convertible note (Hudson Bay)

In July 2013 the Company entered into a Convertible Securities Agreement with HBMF pursuant to which HBMF agreed to invest, at the Company’s option, up to an aggregate amount of A$5,000,000 in return for the Company issuing HBMF up to five convertible securities having an aggregate face value of up to A$5,500,000 (the “Convertible Securities Agreement”). The Convertible Securities Agreement was amended on November 15, 2013 to increase the total amount which HBMF agreed to invest to A$8,000,000. Under the Convertible Securities Agreement, the Company also issued to HBMF an option to purchase 4,000,000 ordinary shares (the “2013 HBMF Option”), at an option exercise price of A$0.237 per ordinary share and having an expiration date of July 4, 2016. On July 4, 2013, the Company also issued 822,369 ordinary shares to HBMF in satisfaction of our obligation to pay a commencement fee under the Convertible Securities Agreement. Between July 3, 2013 and February 10, 2015, we issued four convertible promissory notes to HBMF having an aggregate face value of A$6,050,000. HBMF or its nominees have converted all of these convertible promissory notes and were issued a further 47,173,141 ordinary shares. On January 16, 2015, we terminated the Convertible Securities Agreement.

Research and development policy

Expenditure during the research phase of a project is recognized as an expense when incurred. Development costs are capitalized only when technical feasibility studies identify that the project will deliver future economic benefits and these benefits can be measured reliably.

The Company spent A$9.9 million, A$5.9 million and A$3.3 million on research and development expenditure from both continuing and discontinued operations during fiscal 2016, 2015 and 2014 respectively. All of these costs have been recognised as an expense in the statement of profit or loss in the respective periods. The profit and loss for fiscal 2014 included salary and related general expenses of scientists totalling $853,000 in general and administrative expenses. These expenses have been reclassified from general and administrative expenses to research and development expenses.

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

Off-balance sheet arrangements

The Company does not have any off-balance sheet arrangements.

Tabular disclosure of contractual obligations

The following table sets forth the Company’s contractual obligations for the periods as at June 30, 2016:

	Total	less than 1 year	1 - 3 years	3 - 5 years	more than 5 years
	A$’000	A$’000	A$’000	A$’000	A$’000
Operating Leases	494	204	287	3	—

	494	204	287	3	—

Operating lease commitments include contracted amounts for leases of premises and plant and equipment under non-cancellable operating leases expiring within three years. Leases for premises include an annual review for CPI increases.

The office lease contains two renewal options, each for a three-year period. These renewal options are not included in the commitments as they may be cancelled by the Company. The Company at this stage intends to exercise the two remaining options. In order to exercise an option, the Company must inform the lessor no later than 6 months prior to the end of the lease, by which time it must commit to the term of the option.

Item 6.	Directors, Senior Management and Employees

Directors

The names and details of the Company’s Directors at the date of this report are as follows:

Bryce Carmine	Non-Executive Director, Deputy Chairman
Steven Coffey	Non-Executive Director
James Garner	Managing Director, CEO
John O’Connor	Non-Executive Director, Chairman
Ian Phillips	Non-Executive Director
Iain Ross	Non-Executive Director

Former directors who served during fiscal 2016:

•	Graham Kelly, former Chairman and CEO (resigned in July 2015)

•	Peter Gunning, former Non-Executive Director (resigned on September 5, 2016)

Directors were in office for the entire period unless otherwise stated.

Names, qualifications, experience and special responsibilities

Name:	John O’Connor
Title:	Non-Executive Director, Chairman
Experience and expertise:	John O’Connor has spent his working life in the financial industry. In this time, he has worked both in funds management and as a stockbroker. He has worked in the UK, U.S. and in Australia. He has held management roles and been a partner in securities businesses. He served on the Board of Lonsec Securities, a Zurich Insurance owned business, for several years. John has been a consultant to several biotech businesses including MEI Pharma, Inc. assisting with fundraising.
Other current directorships:	None
Special responsibilities:	None

Name:	Bryce Carmine
Title:	Non-Executive Director, Deputy Chairman
Experience and expertise:	Bryce Carmine spent 36 years working for Eli Lilly & Co. and retired as Executive Vice President for Eli Lilly & Co, and President, Lilly Bio-Medicines. Prior to this he led the Global Pharmaceutical Sales and Marketing and was a member of the company’s Executive Committee. Mr Carmine previously held a series of product development portfolio leadership roles culminating when he was named President, Global Pharmaceutical Product Development, with responsibility for the entire late-phase pipeline development across all therapeutic areas for Eli Lilly. During his career with Lilly, Bryce held several country leadership positions including President Eli Lilly Japan, Managing Dir. Australia/NZ & General Manager of a JV for Lilly in Seoul, Korea.
Other current directorships:	None
Special responsibilities:	Chair of Audit, Risk and Governance Committee, Chair of Scientific Committee, Member of Strategy and Innovation Committee

Name:	Steven Coffey
Title:	Non-Executive Director
Experience and expertise:	Steven Coffey is a chartered accountant, having spent his career in public practice since graduating from University of New South Wales, Australia in 1983. He has been a partner in the chartered accounting firm Watkins Coffey Martin since 1993. He is a registered company auditor and audits a number of large private companies as well as a number of not-for-profit entities. Steven has previously served on the board of an Australian listed public company. He is currently a board member of private family foundation.
Other current directorships:	None
Special responsibilities:	Chairman of the Remuneration and Nomination Committee

Name:	Dr James Garner
Title:	Executive Director and Chief Executive Officer
Experience and expertise:	Dr Garner is an internationally experienced life sciences executive who has previously worked with companies ranging from small biotechs to multinational pharmaceutical companies such as Biogen and Takeda. His career has focused on regional and global development of new medicines from preclinical to commercialisation.

Dr Garner is a physician by training and holds an MBA from the University of Queensland. He began his career in hospital medicine and worked for a number of years as a corporate strategy consultant with Bain & Company before entering the pharmaceutical industry. From 2013 to 2016, he led R&D strategy for Sanofi in Asia-Pacific and was based in Singapore. Prior to that, he was regional Vice President of R&D for Takeda, from 2009-2013, where he had responsibility for a multinational team of approximately 60 people, and oversight of all development activities in the Asia-Pacific region.
Other current directorships:	None
Special responsibilities:	Member of Scientific Committee and Member of the Strategy and Innovation Committee

Name:	Ian M. Phillips MNZM
Title:	Non-Executive Director
Experience and expertise:	Ian M. Phillips has been involved with International Banking, global financial markets and Corporate Finance for over 30 years having worked in New York, London, Singapore, Sydney and Wellington. Ian is the President of KUMARA, Chairman of NNP, Deputy Chairman of the American Australian Association, Immediate past President of the American Friends of the NGA, Chairman of ANZA, an Advisory Board of the US-NZ Council and a Board member of the American friends of Christchurch. As Regional Head of Commonwealth Bank North and South America between 1996 and 2002 and then 2006 to 2013, Ian was responsible to the US regulators, the OCC, as well as taking overall responsibility for compliance with accounting standards. He also chaired the New York based Broker Dealer of CBA Americas during this period. Ian studied at Otago University, University of Colorado and London School of economics. He holds dual citizenship in the USA & New Zealand. In 2013, Ian was awarded the New Zealand Order of Merit.
Other current directorships:	None
Special responsibilities:	Chair of Strategy and Innovation Committee, Member of Remuneration and Nomination Committee and Member of the Audit, Risk and Governance Committee.

Name:	Iain Ross
Title:	Director, Acting CEO (appointed July 2015 - retired January 2016)
Non-Executive Director (from February 2016)
Experience and expertise:	Iain is an experienced Director on a number of Australian company boards. He is also currently Executive Chairman of e-Therapeutics plc. In his career he has held senior positions in Sandoz AG, Fisons Plc, Hoffmann-La Roche AG and Celltech Group Plc and also undertaken a number of start-ups and turnarounds on behalf of banks and private equity groups. His track record includes multiple financing transactions having raised in excess of £300 million, both publicly and privately, as well as extensive experience of divestments and strategic restructurings and has over 20 years in cross-border management as a Chairman and CEO. He has led and participated in four London Stock Exchange (“LSE”) Initial Public Offerings, and has direct experience of mergers and acquisitions transactions in Europe, USA and the Pacific Rim.
Other current directorships:	Anatara Lifesciences Limited, Premier Veterinary Group Plc (LSE: PVG), e-Therapeutics plc (LSE: ETX) and Biomer Technology Limited
Former directorships
(last 3 years):	Coms Plc, Tissue Therapies Limited, Benitec Biopharma Limited
Special responsibilities:	Member of Remuneration and Nomination Committee, Member of Scientific Committee and Member of the Audit, Risk and Governance Committee.

Executive officers’ profiles

Name:	Dr David Brown
Title:	Chief Scientific Officer
Experience and expertise:	David Brown was in charge of preclinical testing for Novogen’s oncology drugs between 2000 and 2010 and was appointed CSO in 2009. David left Novogen in 2010 and re-joined the company in May 2013 as Chief Science Officer, overseeing the entire portfolio of Research and Development programs, and is responsible for developing evidence of the Company’s drug technology platforms.

Name:	Dr Andrew Heaton
Title:	CEO & President of Novogen North America
Experience and expertise:	Andrew Heaton has an extensive drug discovery background. He was one of the founders and former CEO of Triaxial Pharmaceuticals Pty Ltd. Andrew re-joined Novogen in 2013 as CEO & President of Novogen North America and oversees the formulation, patent and manufacture of the Company’s drug technology platforms.

Name:	Cristyn Humphreys
Title:	Chief Financial Officer
Experience and expertise:	Cristyn Humphreys has 20 years’ commercial experience working for private industries including heading up finance, marketing and strategy departments for businesses with a global presence. Cristyn’s commercial experience is broad including founding a registered charity in Australia and working in the NSW Police Service. She is a Chartered Accountant and a Fellow of the Tax Institute in Australia. Cristyn commenced as Novogen CFO on January 1, 2015. Between 2012 and 2014, Cristyn was Head of Finance and Chief Strategic Officer of a privately held global manufacturing and design company.

Directors’ and Key Management Personnel (“KMP”) interests in the shares and options of the company for fiscal 2016:

Shareholding

The number of shares in the Company held during fiscal 2016 by each Director and other members of Key Management Personnel of the Company, including their personally related parties, is set out below:

	Balance at the start of the year	Received as part of remuneration	Additions	Disposals/ other	Balance at the end of the year
Ordinary shares
B Carmine			318,181		318,181
S Coffey	822,460				822,460
J O’Connor	325,035				325,035
J Garner (appointed Feb 2016)			150,000		150,000
I Ross (appointed July 2016)			750,000		750,000
I Phillips			70,000		70,000
C Humphreys	145,283		38,400		183,683
A Heaton	6.037,098			(872,000)	5,165,098
D Brown	3,497,795				3,497,795
G Kelly* (resigned July 2015)	5,606,534				5,606,534

	16,434,205		1,326,581	(872,000)	16,886,786

*	Disposals/other may represent no longer being designated as a KMP, not necessarily a disposal of holding.

Option holding

The number of options over ordinary shares in the Company held during fiscal 2016 by each Director and other members of Key Management Personnel of the Company, including their personally related parties, is set out below:

	Balance at the start of the year	Granted	Exercised	Expired/ forfeited/ other	Balance at the end of the year
Options over ordinary shares
J O’Connor*	69,654	—	—	(46,436)	23,218
S Coffey*	176,241	—	—	(117,494)	58,747
J Garner**	—	7,500,000	—	—	7,500,000
C Humphreys*	68,231	—	(38,400)	(22,239)	7,592
C Humphreys**	—	800,000	—	—	800,000
L Mateo**(resigned September 2016)	—	500,000	—	—	500,000
G Kelly*,*** (resigned July 2015)	356,069	—	—	—	356,069

	670,195	8,800,000	(38,400)	(186,169)	9,245,626

*	The above listed options were not issued as part of remuneration.
**	Options issued under the Employee Share Option Plan, approved by shareholders on March 4, 2014
***	Number of options as at July 22, 2015.

	Vested and exercisable	Vested and unexercisable	Balance at the end of the year
Options over ordinary shares
J O’Connor*	23,218	—	23,218
S Coffey*	58,747	—	58,747
C Humphreys*	7,592	—	7,592
G Kelly* (as at July 22, 2015)	356,069	—	356,069

	445,626	—	445,626

*	The above listed options were not issued as part of remuneration.

For all other KMPs, no options were vested at year end.

In addition to Director’s fees, one-off consultancy fees of A$266,000 for interim executive duties while Mr Iain Ross was Acting CEO were paid in fiscal 2016 to Gladstone Consultancy Partnership, a UK based consulting partnership in which he has a beneficial interest. These fees were paid between July 2015 and February 2016. No such consultancy fees will be paid in fiscal 2017.

In addition to Director’s fees, one-off consultancy fees of A$120,000 for interim duties were paid in fiscal 2016 to Kumara Inc, a corporation in which Mr Ian Phillips is a Director and has a beneficial interest. These fees were paid between July 2015 and March 2016. No such consultancy fees will be paid in fiscal 2017.

In addition to Director’s fees, consultancy fees of A$7,000 were paid to Watkins Coffey Martin, a partnership in which Steven Coffey is a partner.

Share-based compensation

There were no shares issued to Directors or other KMP as part of compensation during fiscal 2016

Options

The terms and conditions of each grant of options over ordinary shares affecting remuneration of Directors and other Key Management Personnel in fiscal 2016 or future reporting years are as follows;

Further disclosures regarding KMPs options

	Opening Balance	Expired	Grant*	Grant**	Grant***	Closing balance
J Garner	—	—	—	5,000,000	2,500,000	7,500,000
C Humphreys	64,713	(57,121)	800,000	—	—	807,592
L Mateo****	—	—	500,000	—	—	500,000

*	Granted October 15, 2015 with an exercise price of A$0.22 and an expiry date of November 16, 2020
**	Granted March 18, 2016 with an exercise price of A$0.1988 and an expiry date of February 1, 2021
***	Granted March 18, 2016 with an exercise price of A$0.2605 and an expiry date of February 1, 2021
****	No longer Company Secretary as of September 9, 2016

Remuneration (Compensation)

Principles used to determine the nature and amount of remuneration Remuneration philosophy

Remuneration for Directors and Senior Executives is based on the overall objective of attracting and retaining people of high quality who will make a worthwhile contribution to the Company. While reference to remuneration levels of other companies of similar size, market capitalisation and standing is taken into consideration, the current Board and its Remuneration and Nomination Committee believe that at this stage of the Company’s development, the financial capacity of the Company is of overriding importance in determining remuneration.

The Board and the Remuneration and Nomination Committee have instigated a performance based short-term incentive (cash bonus), provided that certain Key Performance Indicators, as determined during periodic appraisal of employees, are met.

The Board and the Remuneration and Nomination Committee have instigated a long term incentive (share options). Employees have been issued share options, under the Employee Share Options Plan (ESOP), which was approved by the shareholders at a general meeting on March 4, 2015.

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

Executive directors and other key management personnel (“KMP”) remuneration

KMP are defined as those persons having authority and responsibility for planning, directing and controlling the major activities of the Company, directly or indirectly.

Use of remuneration consultants

During fiscal 2016, the Company did not engage remuneration consultants.

Details of remuneration

Details of the remuneration of the directors and other KMP of the Company are set out in the following tables.

The KMP of the Company consisted of the following directors of Novogen Limited:

John O’Connor	Non-Executive Director, Chairman
Bryce Carmine	Non-Executive Director, Deputy Chairman
Steven Coffey	Non-Executive Director
Prof Peter Gunning	Non-Executive Director (resigned September 2016)
Ian Phillips	Non-Executive Director
Iain Ross	Non-Executive Director (appointed July 22, 2015)
Dr James Garner	Managing Director, CEO (appointed February 5, 2016)
Dr Graham Kelly	Chairman (resigned July 2015)

And the following persons:
Dr Andrew Heaton	CEO and President of Novogen North America
Dr David Brown	Chief Scientific Officer
Cristyn Humphreys	Chief Financial Officer
Lionel Mateo	Company Secretary (resigned September 2016)

	Short-term benefits			Post- employment benefits	Long-term benefits	Share- based payments
			Movements in accrued leave
	Cash salary	Cash	Non-	Super-		Equity-
	and fees	bonus	monetary	annuation	Other	settled	Total
2016	A$	A$	A$	A$	A$	A$	A$

Non-Executive Directors:
S Coffey	30,700	—	—	35,000	—	—	65,700
J O’Connor**	97,084	—	—	9,223	—	—	106,307
P Gunning	60,000	—	—	5,700	—	—	65,700
I Ross*,**	65,700	—	—	—	—	—	65,700
B Carmine**	73,483	—	—	3,167	—	—	76,650
I Phillips**	133,861	—	—	—	—	—	133,861

Executive Directors:
G Kelly *	72,795	—	(63,178)	9,891	199,875	—	219,383
J Garner *	166,663	—	10,752	15,833	—	120,543	313,791

Other Key Management Personnel:
L Mateo****	120,416	4,824	(4,548)	11,898	—	24,199	156,789
D Brown	279,574	11,876	9,733	19,308	—	—	320,491
A Heaton***	348,414	14,961	(13,641)	3,902	—	—	353,636
C Humphreys	162,399	7,306	(3,451)	16,122	—	38,718	221,094

	1,611,089	38,967	(64,333)	130,044	199,875	183,460	2,099,102

*	Remuneration for the duration of appointment if KMP was appointed or resigned during the period
**	Remuneration includes:

•	Appointment of I Phillips as Interim Chairman, from July 1, 2015 to February 5, 2016

•	Appointment of I Ross as Acting CEO, from July 22, 2015 to January 31, 2106

•	Appointment of J O’Connor as Chairman, from February 5, 2016

•	Appointment of B Carmine as Deputy Chairman, from February 5, 2016

***	Salary paid in U.S. dollars, but disclosed in Australian dollars using a conversion rate of .7283
****	No longer Company Secretary as of September 9, 2016

The relative proportions of remuneration that are linked to performance and those that are at risk:

	Fixed remuneration		At risk - STI		At risk - LTI
Name	2016	2015	2016	2015	2016	2015

Executive Directors:
James Garner	62%	—	—	—	38%	—

Other Key Management Personnel:
Lionel Mateo****	81%	100%	3%	—	16%	—
David Brown	96%	100%	4%	—	—	—
Andrew Heaton	96%	100%	4%	—	—	—
Cristyn Humphreys	79%	100%	3%	—	18%	—

****	No longer Company Secretary as of September 9, 2016

Consequences of performance on shareholder wealth

The earnings of the Company for the past five fiscal years are summarised below:

	2012 A$’000	2013 A$’000	2014 A$’000	2015 A$’000	2016 A$’000
Loss after income tax attributable to owners	(1,309)	(1,031)	(7,467)	(7,139)	(12,063)

The factors that are considered to affect total shareholders return (“TSR”) are summarised below:

	2012	2013	2014	2015	2016
Share price at financial year end (A$)	0.07	0.19	0.14	0.22	0.10
Basic earnings per share (cents per share A$)	1.28	(0.90)	(4.76)	(2.99)	(2.82)

Bonuses included in remuneration

Details of the short-term incentive cash bonuses awarded as remuneration to each key management personnel, the percentage of the available bonus that was paid in the financial year, and the percentage that was forfeited because the person did not meet the service and performance criteria is set out below. No part of the bonus is payable in future years.

Bonuses included in remuneration

	Included in Remuneration (A$)	Percentage vested during the year	Percentage forfeited during the year
Key Management Personnel
David Brown	$11,876	100%	—
Andrew Heaton	$14,961	100%	—
Cristyn Humphreys	$7,306	100%	—
Lionel Mateo****	$4,824	100%	—

****	No longer Company Secretary as of September 9, 2016

Employment agreements

It is the Remuneration and Nomination Committee policy that employment contracts are entered into with each of the executives who are considered to be KMP. Under the terms of the contracts, remuneration is reviewed at least annually (or more often at the discretion of the Remuneration and Nomination Committee). The employment contracts of KMPs include a termination clause whereby a party can terminate the agreement on notice. Such notice may vary between 4 weeks and 6 months. Under the terms of each contract, payment in lieu can be made by the Company to substitute the notice period. In the event of the Company terminating without cause, under the terms of some contracts, the amount payable on termination is equal to six months’ remuneration, in addition to any amount payable in lieu of notice. The Company may terminate the contracts at any time without cause if serious misconduct has occurred. In the event that employment is terminated for cause, no severance pay or other benefits are payable by the Company.

Remuneration and other terms of employment for key management personnel are formalised in service agreements. Details of these agreements are as follows:

Name:	James Garner
Title:	Chief Executive Officer, Managing Director
Agreement commenced:	February 1, 2016
Term of agreement:	Full-time employment
Details:	Base salary for fiscal 2016 of A$400,000, to be reviewed annually by the Remuneration and Nomination Committee. James’s appointment with the Company may be terminated with the Company giving 6 months’ notice or by James giving 6 months’ notice. The Company may elect to pay James equal amount to that proportion of his salary equivalent 6 months’ pay in lieu of notice, together with any outstanding entitlements due to him.

Name:	David Brown
Title:	Chief Scientific Officer
Agreement commenced:	April 29, 2013
Term of agreement:	Full time employment
Details:	Base salary for fiscal 2016 of A$226,600, to be reviewed annually by the Remuneration and Nomination Committee. David’s appointment with the Company may be terminated with the Company giving 6 months’ notice or by David giving 6 months’ notice. The Company may elect to pay David equal amount to that proportion of his salary equivalent 3 months’ pay in lieu of notice, together with any outstanding entitlements due to him. Additionally, if notice of termination is given by the Company, the Company must pay David an amount equal to 6 months’ salary.

Name:	Andrew Heaton
Title:	CEO and President of Novogen North America, Inc.
Agreement commenced:	April 29, 2013
Term of agreement:	Full-time employment
Details:	Base salary for fiscal 2016 of US$257,500 to be reviewed annually by the Remuneration and Nomination Committee. Andrew’s appointment with the Company may be terminated with the Company giving 6 months’ notice or by Andrew giving 6 months’ notice. The Company may elect to pay Andrew equal amount to that proportion of his salary equivalent 3 months’ pay in lieu of notice, together with any outstanding entitlements due to him. Additionally, if notice of termination is given by the Company, the Company must pay Andrew an amount equal to 6 months’ salary.

Name:	Cristyn Humphreys
Title:	Chief Financial Officer
Agreement commenced:	January 1, 2015
Term of agreement:	Full-time employment
Details:	Base salary for fiscal 2016 of A$164,800, to be reviewed annually by the Remuneration and Nomination Committee. Cristyn’s appointment with the Company may be terminated with the Company giving 4 weeks’ notice or by Cristyn giving 4 weeks’ notice. The Company may elect to pay Cristyn equal amount to that proportion of her salary equivalent 4 weeks’ pay in lieu of notice, together with any outstanding entitlements due to her.

Key management personnel have no entitlement to termination payments in the event of removal for misconduct.

Employee share option plan

The Company established an Employee Share Option Plan (“ESOP”) that was approved by shareholders on March 4, 2015.

Share-based compensation

Issue of shares

There were no shares issued to Directors and other KMP as part of remuneration during the fiscal 2016.

Options

The terms and conditions of each grant of options over ordinary shares affecting remuneration of Directors and other Key Management Personnel in this financial year or future reporting years are as follows:

Grant date	Vesting date and exercisable date	Expiry date	Exercise price		Fair value per option at grant date

October 15, 2015	433,334 options vest on November 16, 2016	November 16, 2020	A$	0.220	A$	0.128

	433,333 options vest on November 16, 2017

	433,333 options vest on November 16, 2018

February 1, 2016	750,000 options vest on August 1, 2016	February 1, 2021	A$	0.198	A$	0.081

	750,000 options vest on February 1, 2017

	750,000 options vest on August 1, 2017

	750,000 options vest on February 1, 2018

February 1, 2016	2,000,000 options vest on February 1, 2019	February 1, 2021	A$	0.198	A$	0.086

February 1, 2016	2,500,000 options vest on February 1, 2020	February 1, 2021	A$	0.260	A$	0.087

None of the options issued as part of remuneration, which are listed in the table above, were exercised during the period.

Options granted carry no dividend or voting rights. Each option is convertible to one ordinary share upon exercise.

Name of KMP	Number Options Granted	Grant Date	Value per Option at Grant date		Total Value at Grant Date		Number Vested	Exercise Price		First Exercise Date	Last Exercise Date
J Garner	3,000,000	Mar 18, 2016	A$	0.0814	A$	244,200	—	A$	0.1988	Aug 1, 2016	Feb 1, 2021
J Garner	2,000,000	Mar 18, 2016	A$	0.0861	A$	172,200	—	A$	0.1988	Feb 1, 2019	Feb 1, 2021
J Garner	2,500,000	Mar 18, 2016	A$	0.0868	A$	217,000	—	A$	0.2605	Feb 1, 2020	Feb 1, 2021
L Mateo****	500,000	Oct 15, 2015	A$	0.1276	A$	63,800	—	A$	0.2200	Nov 16, 2017	Nov 16, 2020
C Humphreys	800,000	Oct 15, 2015	A$	0.1276	A$	102,080	—	A$	0.2200	Nov 16, 2017	Nov 16, 2020

****	No longer Company Secretary as of September 9, 2016

During the fiscal 2016, 5,500,008 options have been issued to the employees by the Company under the ESOP. Any change to the ESOP will need to be approved by shareholders.

Remuneration options: granted and vested during the year

There were 8,800,000 options over ordinary shares issued to directors and other KMP as part of remuneration that were outstanding as at June 30, 2016.

There were no options over ordinary shares vested in fiscal 2016.

There is no Board policy in relation to staff members limiting their exposure to risk as options vest subject to service criteria, not performance criteria.

Remuneration options: expired during the year

During fiscal 2016, no options had lapsed.

Pension benefits

The Company paid A$209,000 during fiscal 2016 for employee superannuation benefits and pension benefits.

Board of Directors

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

•

responsible for the overall Corporate Governance of Novogen Limited and its subsidiaries, including monitoring the strategic direction of the Company and those entities, formulating goals for management and monitoring the achievement of those goals;

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

•

reviewing procedures in place for appointment of senior management and monitoring of its performance, and for succession planning. This includes ratifying the appointment and the removal of the Company Secretary;

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

In carrying out its responsibilities and functions, the Board may delegate any of its powers to a Board committee, a director, employee or other person subject to ultimate responsibility of the directors under the Australian Corporations Act 2001.

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

The Board only considers directors to be independent where they are independent of management and free of any business or other relationship that could materially interfere with, or could reasonably be perceived to interfere with, the exercise of their unfettered and independent judgment. The Board has adopted a definition of independence based on that set out in Principle 2.3 of the ASX Corporate Governance Principles and Recommendations (3rd edition). The Board will review the independence of each director in light of interests disclosed to the Board from time to time. In accordance with the definition of independence above, and the materiality thresholds set, the Board considers John O’Connor, Bryce Carmine, Iain Ross and Ian Phillips to be independent directors.

There are procedures in place, agreed by the Board, to enable directors in furtherance of their duties to seek independent professional advice at the Company’s expense.

The appointment and expiration dates of each director in office at the date of this report is as follows:

Name	Position	Year first appointed	Current term expires

John O’Connor	Non-Executive Chairman	2012	November 2016

Bryce Carmine	Non-Executive Deputy Chairman	2015	November 2017

Ian Phillips	Non-Executive Director	2015	November 2017

Iain Ross	Non-Executive Director	2014 (resigned November 22, 2014 Re-appointed July 22, 2015)	November 2018

Steven Coffey	Non-Executive Director	2012	November 2016

James Garner	Managing Director, CEO	2016	N/A (managing director exempt from election under constitution and Australian corporation law)

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

Board of Directors

The Board of Novogen Limited is elected by and accountable to shareholders. The Board monitors and directs the business and is responsible for the corporate governance of the Company. As at June 30, 2016, the Board comprised of seven directors, four of whom were non-executive directors.

Committees

The Board has established an Audit, Risk and Governance Committee, a Remuneration and Nomination Committee, a Strategy and Innovation Committee and a Scientific Committee.

Audit, Risk and Governance Committee

The Board has established an Audit, Risk and Governance Committee which operates under a Charter approved by the Board, which is available on the Company’s website. It is the Board’s responsibility to ensure that an effective internal control framework exists within the entity. This includes internal controls to deal with both the effectiveness and efficiency of significant business processes, the safeguarding of assets, the maintenance of proper accounting records, and the reliability of financial information as well as non-financial considerations such as the benchmarking of operational key performance indicators. The Board has delegated responsibility for establishing and maintaining a framework of internal control and ethical standards to the Audit, Risk and Governance Committee.

The Committee also provides the Board with additional assurance regarding the reliability of financial information for inclusion in the financial reports.

Members of the Audit, Risk and Governance Committee are Bryce Carmine (Chairman), Ian Phillips and Iain Ross, each of whom is an independent director.

Remuneration and Nomination Committee

The purpose of the Remuneration and Nomination Committee is to assist and advise the Board to develop, implement and, from time to time, update policies in relation to:

•	the selection, nomination and appointment processes for directors; and

•	the remuneration of key management personnel and directors.

This committee is accountable to the Board for its performance and is subject to an annual review by the Board. Members of the Remuneration and Nomination Committee are Steven Coffey (Chairman), Ian Phillips and Iain Ross.

Strategy and Innovation Committee

The purpose of the Committee is to assist and advise the Board in overseeing the development and implementation of strategies and strategic plans for Novogen Limited and its subsidiaries.

The Committee is empowered by the Board to review and recommend to the Board in relation to strategic planning and innovation opportunities.

Scientific Committee

The purpose of the Committee is to assist and advise the Board in overseeing the strategic direction and investment in research and development and other scientific initiatives of Novogen Limited and its subsidiaries.

The Committee is empowered by the Board to review and recommend scientific strategies to the Board.

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

Remuneration

It is the Company’s objective to provide maximum shareholder benefit from the retention of a high quality Board and executive team by remunerating directors and key executives fairly and appropriately with reference to relevant employment market conditions. To assist in achieving this objective, the Board, in assuming the responsibilities of assessing remuneration to employees, links the nature and amount of executive directors’ and officers’ remuneration to the Company and Company’s financial and operational performance.

The expected outcomes of the remuneration structure are:

•	retention and motivation of key executives;

•	attraction of high quality management to the Company and Company; and

•	performance incentives that allow executives to share in the success of Novogen Limited.

For a more comprehensive explanation of the Company’s remuneration framework and the remuneration received by directors and key executives in the current period, please refer to the section “Compensation” above.

There is no plan to provide retirement benefits to executive or non-executive directors, except for the Australian Government Superannuation Guarantee.

The Remuneration and Nomination Committee is responsible for determining and reviewing compensation arrangements for the directors themselves and the Chief Executive Officer and executive team.

Employees

As of the end of each of the last three fiscal years, the Company employed the following number of people:

Category of Activity	Number of People
	2016	2015	2014
Research and Development	9	7	6
Finance and Administration	7	7	6

Total	16	14	12

Geographic Location	Number of People
	2016	2015	2014
Australia	15	13	11
United States	1	1	1

Total	16	14	12

Item 7.	Major Shareholders and Related Party Transactions

Major shareholders

As of June 30, 2016, no shareholder beneficially owned more than 5% of the total outstanding ordinary shares on issue.

At October 21, 2016 there were 7,144,692 of the Company’s ADRs outstanding, representing 178,617,300 ordinary shares (or 39.68% of the then outstanding ordinary shares). At October 21, 2016 there were 52 registered holders of the Company’s ADRs.

Previous significant shareholders, in the last three fiscal years, include:

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

Related party transactions

Other than as disclosed below, during fiscal 2016, we did not enter into any transactions or loans with any: (i) enterprises that directly or indirectly, through one or more intermediaries, control, are controlled by or are under common control with us; (ii) associates; (iii) individuals owning, directly or indirectly, an interest in our voting power that gives them significant influence over us, and close members of any such individual’s family; (iv) executive officers and close members of such individuals’ families; or (v) enterprises in which a substantial interest in our voting power is owned, directly or indirectly, by any person described in (iii) or (iv) or over which such person is able to exercise significant influence.

A one-off consultancy fee of A$266,000 was paid to Gladstone Consultancy Partnership, a partnership in which our Director Iain Ross has an interest, for interim executive duties he performed while he was Acting CEO between July 2015 and February 2016 following the resignation of then CEO Graham Kelly in July 2015. No such consultancy fees have been, or will be, paid in fiscal 2017.

A one-off consultancy fee of A$120,000 was paid to Kumara Inc, a corporation in which our Director Ian Phillips is a director and has a beneficial interest, for interim duties he performed between July 2015 and March 2016 following the resignation of then CEO Graham Kelly in July 2015. No such consultancy fees have been, or will be, paid in fiscal 2017.

Consultancy fees of A$7,000 were paid to Watkins Coffey Martin, a partnership in which our Director Steven Coffey is a partner.

A salary of A$47,000 was paid to Prue Kelly, the partner of Graham Kelly, a former CEO.

Transactions between related parties are on normal commercial terms and the conditions no more favorable than those available to other non-related parties.

Item 8.	Financial Information

Consolidated financial statements are included in Item 18. “Financial Statements” commencing on page F-1. No significant change has occurred since the date of the annual financial statements included in this Annual Report on Form 20-F.

Legal proceedings

There are no pending legal proceedings which either individually or in the aggregate will have a significant effect on the Company’s financial position or loss, nor have any such proceedings had any impact in the recent past.

The Company is continuing to prosecute its Intellectual Property (“IP”) rights and in June 2007 announced that the Vienna Commercial Court had upheld a provisional injunction against an Austrian company, APOtrend. The Company has provided a guarantee to the value of €250,000 (A$373,000) with the court to confirm its commitment to the ongoing enforcement process. As at the June 30, 2016, the receivable balance has been fully impaired on the basis that it is unlikely to be recovered.

Dividends

There were no dividends paid, recommended or declared during fiscal years 2016 and 2015.

Item 9.	The Offer and Listing

Trading markets

Novogen’s principal listing exchange and the exchange upon which its ordinary shares are quoted is the Australian Securities Exchange (“ASX”). The trading symbol on ASX is ‘NRT’. Novogen Limited options are listed on the ASX. The trading symbol is ‘NRTO’.

American Depositary Receipts (“ADRs”)

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

The Company’s ordinary shares are traded on the ASX. The following table sets forth, for the periods indicated, the high and low market quotations for our ordinary shares, as quoted on the ASX.

	Per Ordinary Share (A$)
	High	Low
Fiscal Year Ended June 30,
2012	0.25	0.08
2013	0.47	0.06
2014	0.40	0.15
2015	0.45	0.08
2016	0.30	0.10
Quarter Ended:
September 2014	0.16	0.12
December 2014	0.16	0.08
March 2015	0.24	0.10
June 2015	0.45	0.20

September 2015	0.30	0.14
December 2015	0.18	0.11
March 2016	0.15	0.10
June 2016	0.14	0.10

September 2016	0.12	0.09

Month Ended:
April 2016	0.14	0.12
May 2016	0.12	0.11
June 2016	0.12	0.10
July 2016	0.11	0.10
August 2016	0.12	0.09
September 2016	0.12	0.10

B.	NASDAQ CAPITAL MARKET

The ADRs are traded on the NASDAQ Capital Market under the symbol “NVGN.” The following table sets forth, for the periods indicated, the high ask and low bid prices of the ADRs on the NASDAQ Capital Market:

	Per ADR (US$)*
	High	Low
Fiscal Year Ended June 30
2012	8.25	1.95
2013	10.49	0.76
2014	6.84	3.42
2015	9.50	1.51
2016	5.35	1.79

Quarter Ended:
September 2014	3.62	2.74
December 2014	5.38	1.64
March 2015	4.33	2.09
June 2015	9.50	3.41

September 2015	5.35	2.32
December 2015	3.09	1.98
March 2016	2.85	1.79
June 2016	2.67	1.81

September 2016	2.44	1.72

Month Ended:
April 2016	2.67	2.17
May 2016	2.23	1.96
June 2016	2.19	1.81
July 2016	2.01	1.79
August 2016	2.15	1.72
September 2016	2.44	1.81

*	Note the Company effected a change to the ADR ratio on January 3, 2012. The ratio changed from each ADR representing 5 ordinary shares to now representing 25 ordinary shares. All of the ADR prices presented above have been adjusted to be comparative to the current ratio.

Item 10.	Additional Information

Constitution

The Company’s Constitution is incorporated by reference to the Registration Statement on Form 20-F filed with the SEC on December 24, 1998 (File No. 0-29962).

Material contracts

Development and IP Assignment Deed with Genscreen Pty. Ltd.

In October 2013, we acquired all rights, title and interest in Genscreen Pty. Ltd.‘s (“Genscreen”) anti-tropomyosin (ATM). Under the terms of the Development and IP Assignment Deed between Novogen Limited, Genscreen and Mr. Ian Dixon, Novogen acquired the intellectual property rights to Genscreen’s ATM technology to develop anti-cancer drugs, and in return Genscreen receives an annual fee of A$10,000 per year and would receive royalty fees in the event of future product sales and a percentage of any future licensing revenue received from unaffiliated third party licensees. Novogen’s objective is to commence Phase 1A clinical trial in respect of at least one lead candidate product within 4 years after the commencement date.

Clinical Trial Funding Agreement with The Kids’ Cancer Project

In October 2015, Novogen and The Kids’ Cancer Project (“TKCP”) entered into an agreement (the “Funding Agreement”) to fund a future Phase I clinical trial for Anisina (or other ATM candidate as agreed by the parties) in the event Novogen’s ATM technology advances to that stage. Under the Funding Agreement, Novogen and TKCP agree to enter into a future Clinical Trial Research Agreement detailing and finalising the relevant information, obligations and budget for a Phase I clinical trial for Anisina (or other ATM candidate as agreed by the parties). The budget under the Funding Agreement is up to, but not to exceed, funds of US$1.5 million in an amount to be finalised under the Clinical Trial Research Agreement. The Funding Agreement is predicated on the agreement that Novogen will expand its focus on developing Anisina (or other ATM candidate as agreed) for adult cancer indications to include paediatric indications in any future clinical trials.

Convertible Note Deed Poll and Amendment

On 4 December 2014, the consolidated entity and the convertible note holder, former shareholders of Triaxial Pharmaceuticals Pty Ltd (‘Triaxial’) signed an amendment to the Convertible Note Deed Poll (‘Deed’), signed on 4 November 2013. The Deed previously superseded a loan agreement between the consolidated entity and Triaxial.

The amendment to the Deed extinguished the liability that originally arose from the provisions that allowed the redemption in cash of the value of the convertible note, under some specific circumstances. The liability originated in the loan agreement and was carried over to the original version of the Deed. The amendment allowed the consolidated entity to convert the liability attached to the transaction into equity. The convertible note may be exercised at the holders’ discretion as follows:

•

on completion of Phase 1a clinical trial, which will occur upon the receipt by the consolidated entity of a signed study report: $400,000 converted into 16,000,000 ordinary shares in the consolidated entity;

•	on receipt of Investigational New Drug approval from the US Food and Drug Administration: $500,000 converted into 20,000,000 ordinary shares in the consolidated entity; and

•

on completion of Phase II clinical trial or achieving Breakthrough Designation. Completion will be deemed to occur upon the receipt by the consolidated entity of a signed study report or notification of the designation: $600,000 converted into 24,000,000 ordinary shares in the consolidated entity.

There is a possibility for an early conversion of the convertibles notes if a third party acquires more than 50% of the issued capital of the consolidated entity.

The Company submitted its first Investigational New Drug (IND) Application to the U.S. Food and Drug Administration (FDA) on 11 August 2016 which triggered a conversion event for the issue of 20,000,000 ordinary shares.

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

Under Australian law, foreign persons are prohibited from acquiring more than a limited percentage of the interests in an Australian company without approval from the Australian Treasurer or in certain other limited circumstances. These limitations are set forth in the Australian Foreign Acquisitions and Takeovers Act 1975 (the ‘Foreign Takeovers Act”).

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

This taxation discussion is intended only as a descriptive summary and does not purport to be a complete technical analysis or listing of all potential tax effects to U.S. Holders, and does not address the Australian taxes applicable to special classes of U.S. Holders. Except as otherwise noted, the statements of Australian tax laws set out below are based on the laws as of the date of this Annual Report, including the bilateral taxation convention between Australia and the U.S. (the ‘Treaty”) and are subject to any changes in law occurring after that date.

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

In some instances, withholding tax may not apply. Under the Australian dividend imputation system, dividends that are paid out of income on which Australian income tax has been levied may be wholly or partly “franked”. No withholding tax is payable in respect of any franked portion of a dividend.

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

If the shares or ADRs were acquired before 11:45 am on September 21, 1999 the cost base may be indexed for inflation up to September 30, 1999. For a Holder to whom the Capital Gains Tax (“CGT”) discount applies (see below), indexation will only apply if the Holder elects to use indexation instead of the discount. Indexation will not be available if the shares or ADRs were acquired after 11:45 am on September 21, 1999 and will effectively only be relevant if the shares were acquired before July 1, 1999.

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

Non-residents of Australia who are securities dealers or in whose hands a profit on disposal of ADRs or shares is regarded as ordinary income and not as a capital gain (such shares and ADRs are referred to as ‘revenue assets”) will be subject to Australian income tax on Australian source profits arising on the disposal of the ADRs or shares, without indexation or discount, unless such profits are exempt from Australian tax under the Treaty. Under the Business Profits Article of the Treaty, the profits of a person that is a resident of the U.S. for the purposes of the Treaty (which may not include all U.S. Holders) will not be subject to tax in Australia unless the profits are attributable to the carrying on of a business by that person through a permanent establishment of that person in Australia. Prospective investors should consult their own tax advisers as to whether the shares or ADRs are revenue assets as such a conclusion depends on the particular facts and circumstances of the individual investor concerned.

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

If we are treated as a PFIC, contrary to the tax consequences described in “U.S. Federal Income Tax Considerations—Taxation of Dividends” and “U.S. Federal Income Tax Considerations—Taxation of Capital Gains” above, a U.S. holder that does not make an election described in the succeeding two paragraphs would be subject to special rules with respect to (i) any gain realized on a sale or other disposition of an ADR (for purposes of these rules, a disposition of an ADR includes many transactions on which gain or loss is not realized under general U.S. federal income tax rules) and (ii) any “excess distribution” by the Company to the U.S. holder (generally, any distribution during a taxable year in which distributions to the U.S. holder on the ADR exceed 125% of the average annual taxable distributions (whether actual or constructive and whether or not out of earnings and profits) the U.S. holder received on the ADR during the preceding three taxable years or, if shorter, the U.S. holder’s holding period for the ADR). Under those rules, (i) the gain or excess distribution would be allocated ratably over the U.S. holder’s holding period for the ADR, (ii) the amount allocated to the taxable year in which the gain or excess distribution is realized would be taxable as ordinary income in its entirety and not as capital gain, would be ineligible for the reduced qualified dividend rates, and could not be offset by any deductions or losses, and (iii) the amount allocated to each prior year, with certain exceptions, would be subject to tax at the highest tax rate in effect for that year, and the interest charge generally applicable to underpayments of tax would be imposed in respect of the tax attributable to each of those years. A U.S. holder who owns an ADR during any year we are a PFIC will generally have to file IRS Form 8621. A failure to file this return will suspend the statute of limitations with respect to any tax return, event, or period to which such report relates (potentially including with respect to items that do not relate to a U.S. Holder’s investment in the ADRs).

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

For additional disclosure regarding interest rate risk see Item 18. “Financial Statements – Note 27 – Financial Instruments”.

Foreign currency risk

The Company operates internationally and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the U.S. dollar. Foreign exchange risk arises from future transactions and recognised assets and liabilities denominated in a currency that is not the entity’s functional currency and net investments in foreign operations.

As of June 30, 2016, the Company did not hold derivative financial instruments in managing its foreign currency, however, the Company may from time to time enter into hedging arrangements where circumstances are deemed appropriate. The Company used natural hedging to reduce the foreign currency risk, which involved processing USD payments from cash held in USD. Foreign subsidiaries with a functional currency of Australian Dollar (“AUD”) have exposure to the local currency of these subsidiaries and any other currency these subsidiaries trade in.

For additional disclosure regarding market risk see Item 18. “Financial Statements – Note 27 – Financial Instruments”.

Item 12.	Description of Securities Other than Equity Securities

American Depositary Shares

The depositary collects its fees for delivery and surrender of American Depositary Shares (“ADSs”) directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deductions from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid. The depositary may collect any of its fees by deduction from any cash distribution payable to you that are obligated to pay those fees.

From time to time, the depositary may make payments to us to reimburse or share revenue from the fees collected from you, or waive fees and expenses for services provided, generally relating to costs and expenses arising out of establishment and maintenance of the ADS program. In performing its duties under the deposit agreement, the depositary may use brokers, dealers or other service providers that are affiliates of the depositary and that may earn or share fees or commissions.

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

(a) Disclosure controls and procedures

At the end of the period covered by this Annual Report, the Company’s management, with the participation of the Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act). Based on that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures are effective as of June 30, 2016.

(b) Management’s annual report on internal controls over financial reporting

The management of Novogen Limited is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) under the Exchange Act. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of June 30, 2016 based on the criteria set forth in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO 2013). Based on our evaluation under the criteria set forth in Internal Control — Integrated Framework, our management concluded that our internal control over financial reporting was effective as of June 30, 2016.

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as of June 30, 2016. Based on this assessment, management concluded that the Company’s internal control over financial reporting is effective as of June 30, 2016.

There were no major acquisitions or discontinuations of operations during the fiscal 2016.

Item 16.	[Reserved]

Item 16A.	Audit Committee Financial Expert

The Board of Directors has determined that Ian Phillips, qualifies as an “audit committee financial expert” as that term is defined in Item 16A of Form 20-F. Ian Phillips meets the independence requirements of the NASDAQ Capital Market and SEC’s rules and regulations as he has been involved with banking, global financial markets and corporate finance for over 30 years, including in various roles in New York, London, Singapore, Sydney and Wellington.

Item 16B.	Code of Ethics

The Company has adopted a Code of Ethics and Business Conduct (the “Code”). The Code establishes a clear set of values that emphasise a culture encompassing strong corporate governance, sound business practices and good ethical conduct. The Code confirms the Company’s belief in treating all individuals with respect and recognises that different skills and diversity are essential to enrich the Company’s perspective, improve corporate performance, increase shareholder value and maximise the achievement and goals of the Company. The Code applies to all Company employees, including management and Directors. The Code is available on the Company’s website www.novogen.com.

Item 16C.	Principal Accounting Fees and Services

Grant Thornton Audit Pty Ltd (“GT”) has audited the Company’s annual financial statements acting as the independent registered public accounting firm for the fiscal years ended June 30, 2016, 2015 and 2014.

The table below set forth the total fees for services performed by GT in fiscal years 2016, 2015 and 2014, and summarizes these amounts by the category of service.

	2016 A$’000	2015 A$’000	2014 A$’000
Audit services - Grant Thornton Audit Pty Ltd
Audit or review of the financial statements	140	114	123
SEC Form F-3 consent	1	21	—

Other services - Grant Thornton Audit Pty Ltd
Tax compliance services	12	20	31

	153	155	154

Audit fees

The audit fees include the aggregate fees incurred in fiscal years 2016, 2015 and 2014 for professional services rendered in connection with the audit of the Company’s annual financial statements and for related services that are reasonably related to the performance of the audit or services that are normally provided by the auditor in connection with regulatory filings of engagements for those financial years (including review of the Company’s Annual Report on Form 20-F, consents and other services related to SEC matters).

SEC Form F-3 Consent

Fees paid in respect of filing of SEC Form F-3 consent services, which relates to procedures required by the auditor to issue their consent in the document.

Other services

Tax compliance fees

Tax fees billed in fiscal year 2016 were for tax compliance advisory services. Tax fees billed in each of the fiscal years 2015 and 2014 were for tax compliance services.

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

•

Novogen will rely an exemption from the requirement that at least two members of a compensation committee be “independent” as defined in NASDAQ Rule 5605(a)(2). The ASX Listing Rules and Australian law do not require an Australian company to establish a compensation committee, known in Australia as a remuneration committee, which is comprised solely of non-executive directors if the company is not included in the S&P/ASX300 Index at the beginning of its financial year. Novogen was not included on the S&P/ASX300 Index at the beginning of its its last financial year and, hence, is not required under ASX Listing Rules to have a remuneration (compensation) committee. The ASX Corporate Governance Principles and Recommendations contain a non-binding recommendation that all ASX-listed companies should have a remuneration committee comprised of at least three members, a majority of whom (including the chair) are “independent”. While these recommendations contain guidelines for assessing independence, ASX-listed entities are able to adopt their own definitions of an independent director for this purpose and is different from the definition in NASDAQ Rule 5605(a)(2). That being said, Novogen has, and expects to continue to have, a Remuneration and Nomination Committee consisting of three non-executive directors.

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

Item 16H.	Mine Safety Disclosure

This item is not applicable.

PART III

Item 17.	Financial Statements – Not Applicable

Not Applicable

Item 18.	Financial Statements

The financial statements filed as part of this Annual Report commencing on page F-1.

Item 19.	Exhibits

(a)	Exhibits

Exhibit No.	Exhibit Description

1.1	Constitution of Novogen Limited (1).

2.1	Deposit Agreement, dated as of June 6, 2016 among Novogen Limited, The Bank of New York, as Depositary, and owners and holders from time to time of ADRs issued thereunder.

4.1	Lease Agreement, dated November 1, 2015 between Coal Services Pty Limited and Novogen.

4.2	Employment Agreement for Chief Executive Officer of Novogen Limited, dated December 10, 2015.

4.3	Employment Agreement for Chief Financial Officer of Novogen Limited, dated July 23, 2014.

4.4	Employment Agreement for Chief Scientific Officer of Novogen Laboratories Pty Ltd, dated April 29, 2013.

4.5	Employment Agreement for Chief Executive Officer of Novogen (North America) LLC, dated April 29, 2013.

4.6	Convertible Note Deed Poll with Triaxial Pty Ltd Noteholders dated December 6, 2012

4.7	Amendment to Convertible Note Deed Poll with Triaxial Pty Ltd Noteholders dated December 4, 2014

4.8	Development and IP Assignment Deed with Genscreen Pty. Ltd. and Ian Dixon, dated October 8, 2013.

4.9	Heads of Agreement Clinical Trial Funding with The Kids’ Cancer Project, dated October 29, 2015

4.10	Novogen Officers’ and Employees’ Share Option Plan

8.1	Company Subsidiaries.

12.1	Certification of the Principal Executive Officer pursuant to Rule 13a – 14(a) of the Securities Exchange Act of 1934, as amended.

12.2	Certification of Chief Financial Officer pursuant to Rule 13a – 14(a) of the Securities Exchange Act of 1934, as amended.

13.1	Certification by the Principal Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as added by Section 906 of the Sarbanes – Oxley Act of 2002.

23.1	Consent of Grant Thornton Audit Pty Ltd

(1)	Incorporated by reference to the Registration Statement on Form 20-F filed with the Securities and Exchange Commission on December 24, 1998 (File No. 0-29962).

SIGNATURES

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

NOVOGEN LIMITED

/s/ James Garner

Dr James Garner
Chief Executive Officer

Date: October 27, 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders of Novogen Limited

We have audited the accompanying consolidated statement of financial position of Novogen Limited and subsidiaries (the “Company”) as of June 30, 2016 and 2015, and the related consolidated statements of profit or loss and other comprehensive income, changes in shareholders’ equity, and cash flows for each of the three years in the period ended June 30, 2016. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Novogen Limited and subsidiaries as of June 30, 2016 and 2015, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2016 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ Grant Thornton

GRANT THORNTON AUDIT PTY LTD

Chartered Accountants

Sydney, NSW, Australia

October 27, 2016

Statement of profit or loss and other comprehensive income

For the year ended 30 June 2016

	Note	2016 A$’000	2015 A$’000	2014 A$’000
Revenue from continuing operations	6	406	89	87

Other income	7	3,665	2,753	342
Expenses
Research and development expense		(9,894)	(5,935)	(3,328)
General and administrative expense		(5,761)	(3,843)	(3,415)
Loss on disposal of fixed assets		(2)	—	—
Net fair value loss on convertible note derivative		—	(301)	(540)
Loss on disposal of CanTx, Inc. after income tax expense		(569)	—	—
Finance costs	8	—	(69)	(715)

Loss before income tax expense from continuing operations		(12,155)	(7,306)	(7,569)

Income tax expense	9	—	—	—

Loss after income tax expense from continuing operations		(12,155)	(7,306)	(7,569)

Profit after income tax expense from discontinued operations		—	—	—

Loss after income tax expense for the year		(12,155)	(7,306)	(7,569)

Other comprehensive income

Items that may be reclassified subsequently to profit or loss
Loss on the revaluation of available-for-sale financial assets, net of tax		(3)	(32)	(11)
Net exchange difference on translation of financial statements of foreign controlled entities, net of tax		(1)	(376)	29
Derecognition of foreign currency reserve relating to CanTx, Inc.		178

Other comprehensive income for the year, net of tax		174	(408)	18

Total comprehensive income for the year		(11,981)	(7,714)	(7,551)

The above statements of profit or loss or other comprehensive income should be read with the accompanying notes.

Statement of profit or loss and other comprehensive income (continued)

For the year ended 30 June 2016

	Note	2016 A$’000	2015 A$’000	2014 A$’000

Loss for the year is attributable to:

Non-controlling interest		(93)	(167)	(101)

Owners of Novogen Limited		(12,062)	(7,139)	(7,468)
		(12,155)	(7,306)	(7,569)

Total comprehensive income for the year is attributable to:
Non-controlling interest		(96)	(205)	(99)
Owners of Novogen Limited		(11,885)	(7,509)	(7,452)

		(11,981)	(7,714)	(7,551)

		2016 Aus Cents	2015 Aus Cents	2014 Aus Cents

Earnings per share for loss attributable to the owners of Novogen Limited
Basic earnings per share	37	(2.82)	(2.99)	(4.76)
Diluted earnings per share	37	(2.82)	(2.99)	(4.76)

The above statements of profit or loss or other comprehensive income should be read with the accompanying notes

Statements of financial position

As at 30 June 2016

	Note	2016 A$’000	2015 A$’000

Assets

Current assets
Cash and cash equivalents	11	33,453	44,371
Trade and other receivables	12	199	151
Income tax refund due	13	4	—
Other	14	434	127

Total current assets		34,090	44,649

Non-current assets
Available-for-sale financial assets	15	13	16
Property, plant and equipment	16	592	85
Intangibles	17	822	1,390

Total non-current assets		1,427	1,491

Total assets		35,517	46,140

Liabilities

Current liabilities
Trade and other payables	18	1,300	1,619
Provisions	19	132	159

Total current liabilities		1,432	1,778

Non-current liabilities
Provisions	20	62	—
Trade and other payables	21	92	—

Total Non-current liabilities		154

Total liabilities		1,586	1,778

Net assets		33,931	44,362

Equity
Contributed equity	22	191,301	190,404
Other contributed equity	23	1,716	1,716
Reserves	24	1,421	990
Accumulated losses	25	(160,507)	(148,445)

Equity attributable to the owners of Novogen Limited		33,931	44,665
Non-controlling interest	26	—	(303)

Total equity		33,931	44,362

The above statements of financial position should be read with the accompanying notes.

Statements of changes in equity

For the year ended 30 June 2016

	Contributed equity A$’000	Other Contributed equity A$’000	Reserves A$’000	Accumulated losses A$’000	Non- controlling Interest A$’000	Total equity A$’000

Balance at 1 July 2013	137,663	—	216	(133,838)	—	4,041
Loss after income tax expense for the year	—	—	—	(7,468)	(101)	(7,569)
Other comprehensive income for the year, net of tax	—	—	15	—	3	18

Total comprehensive income for the year	—	—	15	(7,468)	(98)	(7,551)

Transactions with owners in their capacity as owners:
Contributions of equity, net of transaction costs (note 22)	4,923	—	—	—	—	4,923

Balance at 30 June 2014	142,586	—	231	(141,306)	(98)	1,413

	Contributed equity	Other Contributed equity	Reserves	Accumulated Losses	Non- controlling Interest	Total equity
	A$’000	A$’000	A$’000	A$’000	A$’000	A$’000

Balance at 1 July 2014	142,586	—	231	(141,306)	(98)	1,413
Loss after income tax expense for the year	—	—	—	(7,139)	(167)	(7,306)
Other comprehensive income for the year, net of tax	—	—	(370)	—	(38)	(408)

Total comprehensive income for the year	—	—	(370)	(7,139)	(205)	(7,714)

Transactions with owners in their capacity as owners:
Share-based payments (note 37)	—	—	1,527	—	—	1,527
Contributions of equity, net of transaction costs (note 22)	47,636	—	—	—	—	47,636
Recognition of equity component of compound financial instrument	—	1,500	—	—	—	1,500
Transfers	—	216	(216)	—	—	—
Exercise of options	182	—	(182)	—	—	—

Balance at 30 June 2015	190,404	1,716	990	(148,445)	(303)	44,362

The above statements of changes in equity should be read with the accompanying notes.

Statements of changes in equity (continued)

For the year ended 30 June 2016

	Contributed equity	Other Contributed equity	Reserves	Accumulated Losses	Non-controlling Interest	Total equity
	A$’000	A$’000	A$’000	A$’000	A$’000	A$’000

Balance at 1 July 2015	190,404	1,716	990	(148,445)	(303)	44,362
Loss after income tax expense for the year	—	—	—	(12,062)	(93)	(12,155)
Other comprehensive income for the year, net of tax	—	—	174	—	—	174

Total comprehensive income for the year	—	—	174	(12,062)	(93)	(11,981)

Transactions with owners in their capacity as owners:
Share-based payments (note 38)	—	—	372	—	—	372
Contributions of equity, net of transaction costs (note 22)	782	—	—	—	—	782
Derecognition of non-controlling interest	—	—	—	—	392	392
Derecognition of foreign currency reserve	—	—	—	—	4	4
Exercise of options	115	—	(115)	—	—	—

Balance at 30 June 2016	191,301	1,716	1,421	(160,507)	—	33,931

The above statements of changes in equity should be read with the accompanying notes.

Statements of cash flows

For the year ended 30 June 2016

	Note	2016 A$’000	2015 A$’000	2014 A$’000

Cash flows from operating activities
Loss before income tax expense for the year		(12,155)	(7,306)	(7,569)

Adjustments for:
Depreciation and amortisation		643	575	572
Write off of property, plant and equipment		2	—	23
Net loss on disposal of non-current assets		—	13	—
Share-based payments		372	—	—
Foreign exchange differences		(796)	(508)	28
Gain on capital reduction - in specie distribution			—	—
Make good credit and rental adjustment		101	—	—
Net gain on disposal of CanTx, Inc.		569	—	—
Net fair value loss on convertible note derivative		—	301	540
Interest income accrued		(1)	—	—
Imputed interest on convertible note		—	68	223

		(11,265)	(6,857)	(6,183)

Change in operating assets and liabilities:
Decrease/(increase) in trade and other receivables		15	(85)	344
Decrease/(increase) in income tax refund due		(4)	3	(3)
(Increase) in prepayments		(307)	(59)	(67)
(Decrease)/increase in trade and other payables		(328)	1,360	(54)
(Decrease)/increase in derivative liabilities		—	(173)	173
(Decrease) in deposit paid		(62)	—	—
(Decrease)/increase in other provisions		(29)	51	81

Net cash used in operating activities		(11,980)	(5,760)	(5,709)

Cash flows from investing activities
Payments for property, plant and equipment	16	(522)	(97)	(27)
Payments for intangibles	17	(3)	—	—
Proceeds from disposal of property, plant and equipment		3	8	—

Net cash used in investing activities		(522)	(89)	(27)

The above statements of cash flows should be read with the accompanying notes.

Statement of cash flows (continued)

For the year ended 30 June 2016

	Note	2016 A$’000	2015 A$’000	2014 A$’000

Cash flows from financing activities
Proceeds from issue of shares	22	853	50,356	—
Proceeds from borrowings		—	—	5,500
Share issue transaction costs		(71)	(2,941)	—

Net cash from financing activities		782	47,415	5,500

Net (decrease)/increase in cash and cash equivalents		(11,720)	41,566	(236)
Cash and cash equivalents at the beginning of the financial year		44,371	2,502	2,738
Effects of exchange rate changes on cash		802	303	—

Cash and cash equivalents at the end of the financial year	11	33,453	44,371	2,502

The above statements of cash flows should be read with the accompanying notes.

Notes to the financial statements

For the year ended 30 June 2016

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

Level 5

20 George Street

Hornsby NSW 2077

The principal business of Novogen Limited is that of a pharmaceutical drug development business.

The financial statements were authorised for issue, in accordance with a resolution of directors, on 30 October 2016. The directors have the power to amend and reissue the financial statements.

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

Going concern

The consolidated entity incurred a loss after income tax of A$12,155,000 (2015: A$7,306,000 and 2014: A$7,569,000) and had net cash outflows from operating activities of A$11,980,000 (2015: A$5,760,000 and 2014: A$5,709,000) for the year ended 30 June 2016, and was in a net current asset position of $32,658,000 (2015: net current asset position of $42,871,000) as at 30 June 2016.

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

As at 30 June 2016 the consolidated entity had cash in hand and at bank including short term deposits of A$33,453,000 (2015: A$44,371,000).

The business of the consolidated entity is drug discovery based on research and development. The extent of this activity is dependent directly on the level of available funds and on the capacity to continue to raise further funds as the Research and Development (‘R&D’) activity proceeds.

Note 2. Significant accounting policies (continued)

As at 30 June 2016, the consolidated entity had 73,915,001 options on issue, with various exercise prices and maturity dates.

The cash at bank available at 30 June 2016 provides enough funds to allow 3 lead drug candidates to start a phase 1 clinical trial. Notwithstanding any proceeds received from the new shares issued pursuant to the exercise of options, the consolidated entity is well funded to advance the current platforms over the next 2 years.

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

Principles of consolidation

The consolidated financial statements incorporate the assets and liabilities of all subsidiaries of Novogen Limited (‘Company’ or ‘parent entity’) as at 30 June 2016 and the results of all subsidiaries for the year then ended. Novogen Limited and its subsidiaries together are referred to in these financial statements as the ‘consolidated entity’.

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

Note 2. Significant accounting policies (continued)

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

Exchange differences arising on a monetary item that forms part of a reporting entity’s net investment in a foreign operationshall be recognised initially in other comprehensive income and reclassified from equity to profit or loss on disposal of the net investment.

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

Note 2. Significant accounting policies (continued)

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

Note 2. Significant accounting policies (continued)

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

Depreciation is calculated on a straight-line basis to write off the net cost of each item of plant and equipment over their expected useful lives from 2.5 to 10 years.

Leasehold improvements and plant and equipment under lease are depreciated over the 9-year period of the lease (including options to extend) or the estimated useful life of the assets, whichever is shorter.

The residual values, useful lives and depreciation methods are reviewed, and adjusted if appropriate, at each reporting date.

An item of property, plant and equipment is derecognised upon disposal or when there is no future economic benefit to the consolidated entity. Gains and losses between the carrying amount and the disposal proceeds are taken to profit or loss.

Note 2. Significant accounting policies (continued)

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

Software

Amortisation is calculated on a straight-line basis to write off the net cost of each item of software over their expected useful lives from 2.5 to 10 years.

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

Note 2. Significant accounting policies (continued)

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

Note 2. Significant accounting policies (continued)

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

Market conditions are taken into consideration in determining fair value. Therefore, any awards subject to market conditions are considered to vest irrespective of whether or not that market condition has been met, provided all other conditions are satisfied.

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

Note 2. Significant accounting policies (continued)

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

Note 2. Significant accounting policies (continued)

New Accounting Standards and Interpretations not yet mandatory or early adopted

Accounting Standards and Interpretations that have recently been issued or amended but are not yet mandatory, have not been early adopted by the consolidated entity for the annual reporting period ended 30 June 2016. The consolidated entity’s assessment of the impact of these new or amended Accounting Standards and Interpretations, most relevant to the consolidated entity, are set out below.

IFRS 9 Financial Instruments and its consequential amendments

This standard and its consequential amendments are applicable to annual reporting periods beginning on or after 1 January 2018 and completes phases I and III of the IASB’s project to replace IAS 39 ‘Financial Instruments:Recognition and Measurement’. This standard introduces new classification and measurement models for financial assets, using a single approach to determine whether a financial asset is measured at amortised cost or fair value. The accounting for financial liabilities continues to be classified and measured in accordance with IAS 139, with one exception, being that the portion of a change of fair value relating to the entity’s own credit risk is to be presented in other comprehensive income unless it would create an accounting mismatch. Chapter 6 ‘Hedge Accounting’ supersedes the general hedge accounting requirements in IAS 139 and provides a new simpler approach to hedge accounting that is intended to more closely align with risk management activities undertaken by entities when hedging financial and non-financial risks.

The consolidated entity will adopt this standard and the amendments from 1 July 2018. The entity is yet to undertake a detailed assessment of the impact of IFRS 9. However, based on the entity’s preliminary assessment, the Standard is not expected to have a material impact on the transactions and balances recognised in the financial statements when it is first adopted for the year ending 30 June 2019.

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

Note 2. Significant accounting policies (continued)

IFRS 16 Leases

This standard is applicable to annual reporting periods beginning on or after 1 January 2019. The standard replaces IAS 17 ‘Leases’ and for lessees will eliminate the classifications of operating leases and finance leases. Subject to exceptions, a ‘right-of-use’ asset will be capitalised in the statement of financial position, measured as the present value of the unavoidable future lease payments to be made over the lease term. The exceptions relate to short-term leases of 12 months or less and leases of low-value assets (such as personal computers and small office furniture) where an accounting policy choice exists whereby either a ‘right-of-use’ asset is recognised or lease payments are expensed to profit or loss as incurred. A liability corresponding to the capitalised lease will also be recognised, adjusted for lease prepayments, lease incentives received, initial direct costs incurred and an estimate of any future restoration, removal or dismantling costs. Straight-line operating lease expense recognition will be replaced with a depreciation charge for the leased asset (included in operating costs) and an interest expense on the recognised lease liability (included in finance costs). In the earlier periods of the lease, the expenses associated with the lease under IFRS 16 will be higher when compared to lease expenses under IAS 17. However, EBITDA (Earnings Before Interest, Tax, Depreciation and Amortisation) results will be improved as the operating expense is replaced by interest expense and depreciation in profit or loss under IFRS 16. For classification within the statement of cash flows, the lease payments will be separated into both a principal (financing activities) and interest (either operating or financing activities) component. For lessor accounting, the standard does not substantially change how a lessor accounts for leases. The entity is yet to undertake a detailed assessment of the impact of IFRS 16. However, based on the entity’s preliminary assessment, the Standard is not expected to have a material impact on the transactions and balances recognised in the financial statements when it is first adopted for the year ending 30 June 2020.

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

Research and development expenses relate primarily to the cost of conducting human clinical and pre-clinical trials. Clinical development costs are a significant component of research and development expenses. Estimates have been used in determining the expense liability under certain clinical trial contracts where services have been performed but not yet invoiced. Generally, the costs, and therefore estimates, associated with clinical trial contracts are based on the number of patients, drug administration cycles, the type of treatment and the outcome being measured. The length of time before actual amounts can be determined will vary depending on length of the patient cycles and the timing of the invoices by the clinical trial partners.

Clinical trial expenses

Estimates have been used in determining the expense liability under certain clinical trial contracts performed but not yet invoiced.

Note 3. Critical accounting judgements, estimates and assumptions (continued)

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

Net investment in foreign operations

In management’s view, repayment of the Novogen, Inc. intercompany loan, which has been merged into Novogen North America, Inc., is neither planned nor likely to occur in the foreseeable future, thus it has been treated as a net investment in foreign operations. Exchange differences arising on a monetary item that forms part of the net investment in a foreign operation is recognised initially in other comprehensive income and reclassified from equity to profit or loss on disposal of the net investment.

Note 4. Restatement of comparatives

Reclassification

Comparative information in the profit of loss statement has been restated to correct an error in classification of expenses. The profit and loss for the year ended 30 June 2014 included salary and related general expenses of scientists totalling $852,621 in general and administrative expenses. These expenses have been reclassified from general and administrative expenses to research and development expenses. The restatement is to reflect the nature of expense in a more accurate manner. A third balance sheet has not been presented as the reclassification has no impact on the financial results for the year ended 30 June 2014 or the closing financial position at that date.

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

Major customers

During the years ended 30 June 2016, 30 June 2015 and 30 June 2014 there were no major customers.

Note 6. Revenue

	2016	2015	2014
	A$’000	A$’000	A$’000
From continuing operations

Sales revenue
Bank interest	406	89	87

	406	89	87

Revenue from continuing operations	406	89	87

Note 7. Other income

	2016	2015	2014
	A$’000	A$’000	A$’000

Net foreign exchange gain	781	1,116	—
Payroll tax rebate	18	8	—
Research and development rebate	2,866	1,538	342
Subsidies and grants	—	91	—

Other income	3,665	2,753	342

Note 8. Expenses

	2016	2015	2014
	A$’000	A$’000	A$’000

Loss before income tax from continuing operations includes the following specific expenses:

Depreciation
Leasehold improvements	30	—	—
Property, plant and equipment	43	5	2

Total depreciation	73	5	2

Amortisation
Patents and intellectual property	570	571	570

Total depreciation and amortisation	643	575	572

Finance costs
Interest and finance charges paid/payable	—	1	492
Imputed interest on convertible note	—	68	223

Finance costs expensed	—	69	715

Rental expense relating to operating leases
Minimum lease payments	280	98	64

Superannuation expense
Defined contribution superannuation expense	209	147	88

Employee benefits expense excluding superannuation
Employee benefits expense excluding superannuation	2,828	2,105	1,437

Note 9. Income tax expense

	2016	2015	2014
	A$’000	A$’000	A$’000

Numerical reconciliation of income tax expense and tax at the statutory rate
Loss before income tax expense from continuing operations	(12,155)	(7,306)	(7,569)
Profit before income tax expense from discontinued operations	—	—	—

	(12,155)	(7,306)	(7,569)

Tax at the statutory tax rate of 30%	(3,646)	(2,192)	(2,271)

Tax effect amounts which are not deductible/(taxable) in calculating taxable income:
Non-deductible expenses	1,353	772	1,205
Derecognition of foreign currency reserve	—	—	—
Other	44	60	(178)

	(2,249)	(1,360)	(1,244)
Difference in overseas tax rates		—	—
Tax losses and timing differences not recognised	2,249	1,360	1,244

Income tax expense	—	—	—

	2016	2015	2014
	A$’000	A$’000	A$’000

Tax losses not recognised
Unused tax losses for which no deferred tax asset has been recognised-Australia	59,909	53,995	52,632

Potential tax benefit @ 30%-Australia	17,973	16,199	15,790

Unused tax losses for which no deferred tax asset has been recognised-US	2,100	1,401	990

Potential tax benefit @ 34%-US	714	476	337

Prior period tax adjustment disclosure due to adjustments not previously recognised

Prior period adjustments were made for the consolidated group as follows:

•	A$3,746,000 to the Australian tax losses

•	A$1,401,000 to the US tax losses

The effect reduces the Australian tax losses of the consolidated group from A$57,740,000 reported in the prior year to A$53,995,000 for the year ending 30 June 2015 and reduce the Australian tax losses of the consolidated group from A$54,872,000 to A$52,632,000. The effect also increases the US tax losses of the consolidated group from A$nil to A$1,401,000 for the year ending 30 June 2015 and increase from A$nil to $A990,000 for the year ending 30 June 2014.

Note 10. Losing control over a subsidiary during the reporting period

Description

In May, 2016, the Board of Directors and Senior Management of the consolidated entity decided to conclude its funding of CanTx, Inc., the joint venture with Yale University. The decision was to wind up CanTx, Inc., and return all intellectual property licensed from Novogen Ltd to CanTx, Inc. back to Novogen, in accordance with the terms of the agreement between the companies. Consequently, the assets and liabilities allocatable to CanTx, Inc., were classified as a disposal group. Expenses, gains and losses relating to the loss of control of the subsidiary held during the period have been eliminated from profit and loss from the consolidated entity’s continuing operations and are shown in a single line item on the face of the statement of profit and loss and other comprehensive income (see loss for the year from loss of control of the subsidiary held during the period). On 31st May, 2016, CanTx, Inc. was wound up.

Financial information for CanTx, Inc., are set out as follows:

Carrying amounts of assets and liabilities disposed

	2016	2015	2014
	A$’000	A$’000	A$’000
Cash and cash equivalents	—	—	—

Total assets	—	—	—

Trade and other payables	1	—	—

Total liabilities	1	—	—

Net liabilities	(1)	—	—

Details of the disposal

	2016	2015	2014
	A$’000	A$’000	A$’000
Carrying amount of net liabilities dispose	1	—	—
Derecognition of foreign currency reserve	(178)	—	—
Derecognition of non-controlling interest	(392)	—	—

Loss on disposal before income tax	(569)	—	—
Income tax expense	—	—	—

Loss on disposal after income tax	(569)	—	—

Note 11. Current assets - cash and cash equivalents

	2016	2015
	A$’000	A$’000

Cash at bank and on hand	20,437	44,356
Short-term deposits	13,016	15

	33,453	44,371

Note 12. Current assets - trade and other receivables

	2016	2015
	A$’000	A$’000

Trade receivables	235	228
Less: Provision for impairment of receivables	(226)	(226)

	9	2

Other receivables	78	99
Deposits held	485	414
Less: Provision for impairment of deposits held	(373)	(364)

	199	151

Deposit held included a guarantee to the value of €250,000 (A$373,000) for the “APO Trend” case. Please refer to Note 31 for further information on ‘deposits held’.

Impairment of receivables

The consolidated entity has recognised a loss of nil (2015: loss of A$2,000) in profit or loss in respect of impairment of receivables (excluding ‘deposits held’) for the year ended 30 June 2016.

The ageing of the impaired receivables provided for above are as follows:

	2016	2015
	A$’000	A$’000

Over 6 months overdue	226	226

	226	226

Movements in the provision for impairment of receivables are as follows:

	2016	2015
	A$’000	A$’000

Opening balance	226	226
Additional provisions recognised	—	—

Closing balance	226	226

Note 13. Current assets - income tax refund due

	2016	2015
	A$’000	A$’000

Income tax refund due	4	—

Note 14. Current assets - other

	2016	2015
	A$’000	A$’000

Prepayments	434	127

Note 15. Non-current assets - available-for-sale financial assets

	2016	2015
	A$’000	A$’000

Listed ordinary shares	13	16

Refer to Note 29 for further information on fair value measurement.

Note 16. Non-current assets - property, plant and equipment

	2016	2015
	A$’000	A$’000
Leasehold improvements - at cost	464	—
Less: Accumulated depreciation	(30)	—

	434	—

Plant and equipment - at cost	217	153
Less: Accumulated depreciation	(59)	(68)

	158	85

	592	85

Reconciliations

Reconciliations of the written down values at the beginning and end of the current and previous financial year are set out below:

	Leasehold improvement A$’000	Plant and Equipment A$’000	Total A$’000

Balance at 30 June 2014	—	14	14
Additions	—	97	97
Disposals	—	(21)	(21)
Depreciation expense	—	(5)	(5)

Balance at 30 June 2015	—	85	85
Additions	465	120	585
Disposals	—	(5)	(5)
Depreciation expense	(30)	(43)	(73)

Balance at 30 June 2016	435	157	592

Note 17. Non-current assets – intangibles

	2016 A$’000	2015 A$’000

Patents and intellectual property - at cost	2,851	2,851
Less: Accumulated amortisation	(2,031)	(1,461)

	820	1,390

Software – at cost	2	—
Less: Accumulated amortisation	—	—

	2	—

	822	1,390

Reconciliations

Reconciliations of the written down values at the beginning and end of the current and previous financial year are set out below:

	Patents and intellectual property A$’000	Patents and intellectual property A$’000	Total A$’000

Balance at 1 July 2014	—	1,961	1,961
Amortisation expense	—	(571)	(571)

Balance at 30 June 2015	—	1,390	1,390
Additions	2	—	2
Amortisation expense	—	(570)	(570)

Balance at 30 June 2016	2	820	822

Note 18. Current liabilities - trade and other payables

	2016 A$’000	2015 A$’000

Trade payables	512	766
Accrued payables	778	853
Lease incentive liability	10

	1,300	1,619

Refer to Note 28 for further information on financial instruments.

Note 19. Current liabilities - provisions

	2016 A$’000	2015 A$’000

Employee benefits	132	159

Note 20. Non-current liabilities - provisions

	2016 A$’000	2015 A$’000

Lease make good	62	—

Note 21. Non-current liabilities - Trade and other payables

	2016 A$’000	2015 A$’000

Liability for straight-lining	19	—
Lease incentive liability	73	—

	92	—

Note 22. Equity - contributed equity

	2016 Shares	2015 Shares	2016 A$’000	2015 A$’000

Ordinary shares - fully paid	429,733,982	423,116,465	191,301	190,404

Note 22. Equity - contributed equity (continued)

Movements in ordinary share capital

Details	Date	Shares	Issue price A$	A$’000
Balance	1 July 2014	168,557,834		142,586
Part conversion of convertible note tranche 2	18 November 2014	242,719	$0.091	22
Issue of shares	18 November 2014	16,859,988	$0.110	1,855
Part conversion of convertible note tranche 4	20 November 2014	963,856	$0.076	73
Part conversion of convertible note tranche 4	5 December 2014	986,843	$0.072	71
Issue of shares	18 December 2014	46,900,800	$0.125	5,863
Issue of shares on exercise of options	18 December 2014	45,455	$0.125	6
Part conversion of convertible note tranche 4	22 December 2014	2,666,667	$0.094	250
Issue of shares on exercise of options	7 January 2015	100,000	$0.125	12
Final conversion of convertible note tranche 4	9 January 2015	9,266,667	$0.096	888
Final conversion of convertible note tranche 2	10 February 2015	326,087	$0.127	41
Final conversion of convertible note tranche 3	10 February 2015	3,260,870	$0.124	403
Issue of shares on exercise of options	23 April 2015	4,000,000	$0.237	948
Issue of Shares to US investors under PIPE	24 April 2015	51,750,000	$0.300	15,525
Issue of shares on exercise of options	13 Mar - 29 May 2015	47,110,841	$0.150	7,067
Issue of shares on exercise of options	25 Feb - 3 June 2015	11,100,309	$0.125	1,388
Issue of shares	4 June - 5 June 2015	58,971,151	$0.300	17,691
Issue of shares on exercise of options	30 June 2015	5,378	$0.300	2
Issue of shares on exercise of options*	30 June 2015	1,000	$0.400	—
Share issue transaction costs (including share-based payments)	30 June 2015	—	0.000	(4,287)

Balance	30 June 2015	423,116,465		190,404

Issue of shares on exercise of options*	24 July 2015	1,000	0.400	—
Issue of shares on exercise of options	24 July 2015	1,000,000	0.150	150
Issue of shares on exercise of options	8 October 2015	109,309	0.125	14
Issue of shares on exercise of options	23 November 2015	1,990,545	0.125	249
Issue of shares on exercise of options	24 November 2015	3,514,370	0.125	439
Issue of shares on exercise of options	09 December 2015	2,293	0.300	1
Share issue transaction costs (including share-based payments)		—	0.000	(71)
Share based payment fair value movement		—	0.000	115

Balance	30 June 2016	429,733,982		191,301

*	The actual amount paid is A$400, which has been rounded to nil in “Movements in ordinary share capital”.

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

Note 22. Equity - contributed equity (continued)

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

The capital risk management policy remains unchanged from the prior year.

Note 23. Equity - Other contributed equity

	2016 A$’000	2015 A$’000

Convertible loan note - Triaxial	1,716	1,716

On 4 December 2014, the consolidated entity and the convertible note holder, former shareholders of Triaxial Pharmaceuticals Pty Ltd (‘Triaxial’) signed an amendment to the Convertible Note Deed Poll (‘Deed’), signed on 4 November 2013. The Deed previously superseded a loan agreement between the consolidated entity and Triaxial. The amendment to the Deed extinguished the liability that originally arose from the provisions that allowed the redemption in cash of the value of the convertible note, under some specific circumstances. The liability originated in the loan agreement and was carried over to the original version of the Deed. The amendment allowed the consolidated entity to convert the liability attached to the transaction into equity.

The convertible note may be exercised at the holders’ discretion as follows:

•

on completion of Phase 1a clinical trial, which will occur upon the receipt by the consolidated entity of a signed study report: $400,000 converted into 16,000,000 ordinary shares in the consolidated entity;

•	on receipt of Investigational New Drug approval from the US Food and Drug Administration: $500,000 converted into 20,000,000 ordinary shares in the consolidated entity; and

•

on completion of Phase II clinical trial or achieving Breakthrough Designation. Completion will be deemed to occur upon the receipt by the consolidated entity of a signed study report or notification of the designation: $600,000 converted into 24,000,000 ordinary shares in the consolidated entity.

There is a possibility for an early conversion of the convertibles notes if a third party acquires more than 50% of the issued capital of the consolidated entity.

The previous annual report incorrectly stated that “The milestones listed above refer to any drug developed based on the super-benzopyran technology”. However, any drug developed by Novogen can trigger the milestones listed above. Moreover, the previous report referred to “trials” in relation to the milestone listed above, when in fact a single study can serve as a trigger for the relevant milestone.

On 14 September, 2016, the Company announced that it had reached a milestone which triggered the conversion of a portion of its convertible notes. 20,000,000 shares were issued to the convertible note holders.

Note 24. Equity - reserves

	2016 A$’000	2015 A$’000

Available-for-sale reserve	(45)	(43)
Foreign currency reserve	(136)	(312)
Convertible note reserve	1,602	1,345

	1,421	990

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

Movements in reserves

Movements in each class of reserve during the current and previous financial year are set out below:

	Share-based payment reserve A$’000	Available- for-sale A$’000	Foreign currency A$’000	Convertible note A$’000	Total A$’000

Balance at 30 June 2014	—	(11)	26	216	231
Revaluation - gross	1,528	—	—	—	1,528
Transfer to equity on exercise of options	(183)	—	—	—	(183)
Other comprehensive income					—
Foreign currency translation	—	—	(338)	—	(338)
Loss on the revaluation of available for-sale financial assets	—	(32)	—	—	(32)

Total other comprehensive income	—	(32)	(338)	—	(370)

Reclass of Triaxial note to other contributed equity	—	—	—	(216)	(216)

Balance at 30 June 2015	1,345	(43)	(312)	—	990

Revaluation - gross
Transfer to equity on exercise of options	(115)	—	—	—	(115)
Other comprehensive income
Foreign currency translation	—	—	(1)	—	(1)
Loss on the revaluation of available for-sale financial assets	—	(3)	—	—	(3)

Total other comprehensive income	—	(3)	(1)	—	(4)

Share based payment expense	372	—	—	—	372
Derecognition of FCTR of CanTx, Inc.	—	—	178	—	178

Balance at 30 June 2016	1,602	(46)	(135)	—	1,421

Note 25. Equity - accumulated losses

	2016 A$’000	2015 A$’000	2014 A$’000

Accumulated losses at the beginning of the financial year	(148,445)	(141,306)	(133,838)
Loss after income tax expense for the year	(12,062)	(7,139)	(7,468)

Accumulated losses at the end of the financial year	(160,507)	(148,445)	(141,306)

Note 26. Equity - non-controlling interest

	2016 A$’000	2015 A$’000

Issued capital	—	—
Reserves	—	(35)
Accumulated losses	—	(268)

	—	(303)

Note 27. Equity - dividends

There were no dividends paid, recommended or declared during the financial year ended 30 June 2016, 30 June 2015 and 30 June 2014.

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

As of 30 June 2016, the consolidated entity did not hold derivative financial instruments in managing its foreign currency, however, the consolidated entity may from time to time enter into hedging arrangements where circumstances are deemed appropriate. Foreign subsidiaries with a functional currency of Australian Dollar (‘AUD’) have exposure to the local currency of these subsidiaries and any other currency these subsidiaries trade in.

The carrying amount of the consolidated entity’s foreign currency denominated financial assets and financial liabilities at the reporting date was as follows:

	Assets		Liabilities
	2016	2015	2016	2015
	A$’000	A$’000	A$’000	A$’000

US dollars	15,314	20,006	702	521
Euros	—	1	5	1
Pound Sterling	20	—	59	—

	15,334	20,007	766	522

The consolidated entity had net assets denominated in foreign currencies of A$14,568,000 as at 30 June 2016 (2015: net assets A$19,485,000).

Price risk

The consolidated entity is not exposed to any significant price risk.

Note 28. Financial instruments (continued)

Interest rate risk

The consolidated entity’s exposure to market interest rates relate primarily to the investments of cash balances.

The consolidated entity has cash reserves held primarily in Australian dollars and United States dollars and places funds on deposit with financial institutions for periods generally not exceeding three months.

As at the reporting date, the consolidated entity had the following variable interest rate balances:

	2016		2015
	Weighted average interest rate	Balance	Weighted average interest rate	Balance
	%	A$’000%		A$’000

Cash at bank and in hand	0.31%	20,437	0.86%	44,356
Short term deposits	2.60%	13,016	2.40%	15

Net exposure to cash flow interest rate risk		33,453		44,371

The consolidated entity has cash and cash equivalents totalling A$33,453,000 (2015: A$44,371,000). An official increase/decrease in interest rates of 100 basis points (2015: 100 basis points) would have a favourable/adverse effect on profit before tax and equity of A$335,000 (2015: A$444,000) per annum. The percentage change is based on the expected volatility of interest rates using market data and analysts’ forecasts.

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

Note 28. Financial instruments (continued)

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

2016	Weighted average interest rate %	1 year or less A$’000	Between 1 and 2 years A$’000	Between 2 and 5 years A$’000	Over 5 years A$’000	Remaining contractual maturities A$’000

Non-derivatives
Non-interest bearing
Trade payables	—	513	—	—	—	513
Accrued payables	—	778	—	—	—	778

Total non-derivatives		1,291	—	—	—	1,291

2015	Weighted average interest rate %	1 year or less A$’000	Between 1 and 2 years A$’000	Between 2 and 5 years A$’000	Over 5 years A$’000	Remaining contractual maturities A$’000

Non-derivatives
Non-interest bearing
Trade payables	—	765	—	—	—	765

Total non-derivatives		765	—	—	—	765

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

Note 29. Fair value measurement

Fair value hierarchy

The following tables detail the consolidated entity’s assets and liabilities, measured or disclosed at fair value, using a three level hierarchy, based on the lowest level of input that is significant to the entire fair value measurement, being:

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date

Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly

Level 3: Unobservable inputs for the asset or liability

2016	Level 1 A$’000	Level 2 A$’000	Level 3 A$’000	Total A$’000

Assets
Ordinary shares	13	—	—	13

Total assets	13	—	—	13

Note 29. Fair value measurement (continued)

2015	Level 1 A$’000	Level 2 A$’000	Level 3 A$’000	Total A$’000

Assets
Ordinary shares	16	—	—	16

Total assets	16	—	—	16

There were no transfers between levels during the financial year.

Note 30. Remuneration of auditors

During the financial year the following fees were paid or payable for services provided by Grant Thornton Audit Pty Ltd, the auditor of the consolidated entity:

	Consolidated
	2016 A$’000	2015 A$’000	2014 A$’000

Audit services - Grant Thornton Audit Pty Ltd
Audit or review of the financial statements	140	114	123
F3 consent	1	21

Other services - Grant Thornton Audit Pty Ltd
Tax compliance services	12	20	31

	153	155	154

Note 31. Key management personnel disclosures

Compensation

The aggregate compensation made to directors and other members of key management personnel (‘KMP’) of the consolidated entity is set out below:

	2016	2015	2014
	A$’000	A$’000	A$’000

Short-term employee benefits	1,586	1,328	1,133
Post-employment benefits	130	101	109
Long-term benefits	200	38	—
Termination benefits		—	—
Share-based payments	183	—	—

	2,099	1,467	1,242

Please refer to Note 34 for other transactions with key management personnel and their related parties.

Note 32. Contingent liabilities

The consolidated entity is continuing to prosecute its Intellectual Property (‘IP’) rights and in June 2007 announced that the Vienna Commercial Court had upheld a provisional injunction against an Austrian company, APOtrend. The consolidated entity has provided a guarantee to the value of €250,000 ($373,000) with the court to confirm its commitment to the ongoing enforcement process. As at 30 June 2016, the receivable balance continues to be fully impaired on the basis that it is unlikely to be recovered. The receivable balance and the corresponding provision for impairment is classified as ‘deposits held’. Refer to note 11. Due to the lengthy procedure, further delayed by the appointment of technical experts, the case did not progress and the status remained unchanged during the period.

Note 33. Commitments

	2016 A$’000	2015 A$’000

Lease commitments - operating
Committed at the reporting date but not recognised as liabilities, payable:
Within one year	204	87
One to five years	290	—

	494	87

Operating lease commitments includes contracted amounts for leases of premises and plant and equipment under non-cancellable operating leases expiring within three years. On renewal, the terms of the leases are renegotiated. Leases for premises include an annual review for CPI increases.

The office lease contains two renewal options, each for a three-year period. These renewal options are not included in the commitments as they may be cancelled by the consolidated entity. The consolidated entity at this stage intends to exercise the two remaining options. In order to exercise an option, the consolidated entity must inform the lessor no later than 6 months prior to the end of the lease, by which time it must commit to the term of the option.

Note 34. Related party transactions

Parent entity

Novogen Limited is the parent entity.

Subsidiaries

Interests in subsidiaries are set out in note 35.

Key management personnel

Disclosures relating to key management personnel are set out in note 31.

Transactions with related parties

The following transactions occurred with related parties:

	2016 A$’000	2015 A$’000	2014 A$’000

Payment for other expenses:
Accounting fees paid to Watkins Coffey Martin, an entity (partnership) in which Steven Coffey is a partner	7	12	79

Salary paid to Prue Kelly, the partner of Graham Kelly, a former director	47	77	76

In addition to Director’s fees, Consultancy fees for executive duties while Mr Iain Ross was Acting CEO were paid to Gladstone Consultancy Partnership, a UK based consulting partnership in which he has a beneficial interest.	266	—	—

In addition to Director’s fees, Consultancy fees for executive duties were paid to Kumara Inc, a corporation in which Mr Ian Phillips is a Director and has a beneficial interest.	120	—	—

Salary paid to Michael Kelly, the brother of Graham Kelly, a former director	—	6	24

Salary paid to Kathryn Stoddart, the daughter of Graham Kelly, former director	—	4	—

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

Note 35. Interests in subsidiaries

The consolidated financial statements incorporate the assets, liabilities and results of the following subsidiaries in accordance with the accounting policy described in note 2:

		Ownership interest
Name	Principal place of business / Country of incorporation	2016%	2015%

Novogen Laboratories Pty Ltd	Australia	100.00%	100.00%
Novogen Research Pty Ltd	Australia	100.00%	100.00%
Novogen North America Inc.	United States of America	100.00%	100.00%
Triaxial Pharmaceuticals Pty Ltd	Australia	100.00%	100.00%
Novogen Inc.	United States of America	—	100.00%
CanTx. Inc.	United States of America	—	85.00%

On 31 May 2016, the consolidated entity merged its U.S. fully owned subsidiary Novogen, Inc. with another U.S. fully owned subsidiary, Novogen North America, Inc. The merger was completed to simplify the group’s structure.

A predecessor value method has been used for the merger, which involved accounting for the assets and liabilities of the acquired business using existing carrying values.

The consolidated entity approved the dissolution of CanTx, Inc., a subsidiary in which U.S. based Novogen North America, Inc. held an 85% interest. The dissolution of CanTx, Inc. was completed on 31 May 2016. The dissolution was completed following the decision to stop funding the operations of CanTx, Inc., and to bring Cantrixil, one of the consolidated entity’s assets back into the consolidated entity’s portfolio.

Please refer to Note 9 for more details.

Note 36. Events after the reporting period

Filing of Investigational New Drug Application with FDA

The consolidated entity submitted its first Investigational New Drug (IND) Application to the U.S. Food and Drug Administration (FDA) on 11 August 2016. This is a major step that must be undertaken in order to proceed with a phase 1 clinical trial in the U.S.

Liquidation of Triaxial Pharmaceuticals Pty Ltd

On 21 April 2016, the consolidated entity lodged a request with ASIC for the voluntary liquidation of its fully owned subsidiary Triaxial Pharmaceuticals Pty Ltd. The subsidiary will be dissolved and withdrawn from the Register of Companies maintained by ASIC.

Appointment and resignation of KMPs

On 29 August 2016, the consolidated entity appointed Dr Gordon Hirsch as Chief Medical Officer. Dr Hirsch will be taking charge of overseeing the development of the clinical studies for the consolidated entity’s assets.

On 29 August 2016, the consolidated entity appointed Dr Peng Leong as Chief Business Officer. Dr Leong will be taking charge of overseeing the business development of the consolidated entity and will be based in the U.S.

On 5 September 2016, Professor Peter Gunning resigned from the Board of Novogen.

On 9 September 2016, Mr Lionel Mateo resigned as Company Secretary and Ms Kate Hill is appointed as Interim Company Secretary.

Approval of Investigational New Drug Application with FDA

On 12 September, 2016, the Company announced the IND application for Cantrixil had been approved by the FDA

No other matter or circumstance has arisen since 30 June 2016 that has significantly affected, or may significantly affect the consolidated entity’s operations, the results of those operations, or the consolidated entity’s state of affairs in future financial years.

Note 37. Earnings per share

	2016 A$’000	2015 A$’000	2014 A$’000

Earnings per share for loss from continuing operations

Loss after income tax	(12,155)	(7,306)	(7,569)
Non-controlling interest	93	167	101

Loss after income tax attributable to the owners of Novogen Limited	(12,062)	(7,139)	(7,468)

	Number	Number	Number

Weighted average number of ordinary shares used in calculating basic earnings per share	427,431,910	238,418,048	156,725,363

Weighted average number of ordinary shares used in calculating diluted earnings per share	427,431,910	238,418,048	156,725,363

	Cents	Cents	Cents

Basic earnings per share	(2.82)	(2.99)	(4.76)
Diluted earnings per share	(2.82)	(2.99)	(4.76)

Basic earnings per share	(2.82)	(2.99)	(4.76)
Diluted earnings per share	(2.82)	(2.99)	(4.76)

60,000,000 unlisted convertible notes with a face value of $1,500,000 and 73,915,001 options have been excluded from the above calculations as they were antidilutive.

Note 38. Share-based payments

The options in tranches 1,2,3 and 4 in the table below have been issued as consideration for services rendered in relation to capital raising conducted during the previous year by the consolidated entity.

The options in tranches 5,6,7 and 8 in the table below have been issued to employees under the ESOP.

2016

Tranche	Grant date	Expiry date	Exercise price	Balance at the start of the year	Granted	Expired/ forfeited/ other	Balance at the end of the year	Vested and Exercisable

1	04/03/2015	16/12/2019	$0.150	466,470	—	—	466,470	466,470
2	04/03/2015	18/12/2019	$0.150	199,521	—	—	199,521	199,521
3	24/06/2015	30/12/2015	$0.300	1,380,000	—	(1,380,000)	—	—
4	24/06/2015	30/06/2020	$0.400	5,190,000	—	—	5,190,000	—
5*	15/10/2015	16/11/2020	$0.220	—	5,500,008	(300,000)	5,200,008	—
6**	18/03/2016	01/02/2021	$0.199	—	3,000,000	—	3,000,000	750,000
7**	18/03/2016	01/02/2021	$0.199	—	2,000,000	—	2,000,000	—
8**	18/03/2016	01/02/2021	$0.261	—	2,500,000	—	2,500,000	—

				7,235,991	13,000,008	(1,680,000)	18,555,999	1,415,991

Weighted average exercise price				$0.358	$0.220	$0.286	$0.268	$0.176

*	Employee share options. Please refer to “Employee share options” section below for more details.
**	Share options issued to CEO. Please refer to “Share options issued to CEO” section below for more details.

None of the options listed above have been exercised during the year.

Note 38. Share-based payments (continued)

The weighted average remaining contractual life of options outstanding at the 30 Jun 2016 is 4.33 years.

2015

Grant date	Expiry date	Exercise price	Balance at the start of the year	Granted	Exercised	Expired/ forfeited/ other	Balance at the end of the year

04/03/2015	16/12/2019	$0.150	—	1,314,000	(847,530)	—	466,470
04/03/2015	18/12/2019	$0.150	—	562,032	(362,511)	—	199,521
24/06/2015	30/12/2015	$0.300	—	1,380,000	—	—	1,380,000
24/06/2015	30/06/2020	$0.400	—	5,190,000	—	—	5,190,000

			—	8,446,032	(1,210,041)	—	7,235,991

Weighted average exercise price			$0.000	$0.328	$0.150	$0.000	$0.358

All the options listed above were vested and exercisable at the end of the period.

The weighted average remaining contractual life of options outstanding at the 30 Jun 2015 is 4.10 years.

Employee share options

During the year ended 30 June 2016, 5,500,008 options (tranche 5) have been issued to the employees by the consolidated entity, pursuant to the approved ESOP.

Tranche 5 of 5,500,008 options

The options vest over 3 years. The vesting periods applying to options issued under this tranche are:

(i)	16/11/2016 (1,833,336 options)

(ii)	16/11/2017 (1,833,336 options), and

(iii)	16/11/2018 (1,833,336 options).

An option will only vest if the option holder continues to be a full time employee with the consolidated entity during the vesting period relating to the option.

Conditions for an option to be exercised:

•	The option must have vested and a period of 2 years from the date the option was issued must have passed;

•	Option holder must have provided the consolidated entity with an exercise notice and have paid the exercise price for the option;

•	The exercise notice must be for the exercise of at least the minimum number of options; and

•	The exercise notice must have been provided to the consolidated entity and exercise price paid before the expiry of 5 years from the date the option is issued.

Share options issued to CEO

During the year ended 30 June 2016, 7,500,000 options (tranche 6,7 and 8) have been issued to CEO Dr James Garner during the year by the consolidated entity pursuant to the approved Employee Share Option Plan.

Tranche 6 of 3,000,000 options

The options vest over 2 years. The vesting periods applying to options issued under this tranche are:

(i)	01/08/2016 (750,000 options),

Note 38. Share-based payments (continued)

(ii)	01/02/2017 (750,000 options),

(iii)	01/08/2017 (750,000 options), and

(iv)	01/02/2018 (750,000 options).

Tranche 7 of 2,000,000 options

The options vest on 01/02/2019.

Tranche 8 of 2,500,000 options

The options vest on 01/02/2020.

An option will only vest if the option holder continues to be a full time employee with the consolidated entity during the vesting period relating to the option.

Conditions for an option to be exercised:

•	The option must have vested;

•	Option holder must have provided the consolidated entity with an exercise notice and have paid the exercise price for the option;

•	The exercise notice must be for the exercise of at least the minimum number of options; and

•	The exercise notice must have been provided to the consolidated entity and exercise price paid before the expiry of 5 years from the date the option is issued.

Options Valuation

In order to obtain a fair valuation of these options, the following assumptions have been made:

The Black and Scholes option valuation methodology has been used. This Option Valuation methodology has been used with the expectation that the majority of these options would be exercised towards the end of the term of these options for Tranche 1 to Tranche 5. For Tranche 6 to Tranche 8, this Option Valuation methodology has been used with the expectation that the majority of these options would be exercised halfway through exercise period of these options.

The exercise prices and expiry dates of these options are disclosed in the table above.

The closing price of an ordinary share is as follows:

•	On 4 March 2015 (Tranche 1 and 2), $0.180 per ordinary share,

•	On 24 June 2015 (Tranche 3 and 4), $0.245 per ordinary share,

•	On 15 October 2015 (Tranche 5), $0.140 per ordinary share, and

•	On 18 March 2016 (Tranche 6, 7 and 8), $0.115 per ordinary share.

Risk-free rate and grant date

For Tranches 1 and 2, the risk-free rate of a five-year Australian Government bond was 2.07% on grant date, being 4 March 2015,

For Tranche 3, the risk-free rate of a two-year Australian Government bond was 2.02% on grant date, being 4 March 2015,

For Tranche 4, the risk-free rate of a five-year Australian Government bond was 2.34% on grant date, being 24 June 2015,

For Tranche 5, the risk-free rate of a five year Australian Government bond was 2.04% on grant date, being 15 October 2015, and;

For Tranche 6, 7 and 8, the risk-free rate of a five-year Australian Government bond was 2% on grant date, being 18 March 2016.

For Tranches 1, 2, 3 and 4, options do not have any vesting conditions and vest immediately on the grant date. These options are unlisted as at 30/06/2016. To reflect the unlisted status of the options, a discount rate of 20% to 30% may be applicable. No discount rate was applied in this instance.

The Tranches 5, 6, 7 and 8 options have various vesting periods and exercising conditions. These options are unlisted as at 30/06/2016.

Note 38. Share-based payments (continued)

No dividends are expected to be declared or paid by the consolidated entity during the terms of the options.

The underlying expected volatility was determined by reference to historical data of the Company’s shares over a period of time. No special features inherent to the options granted were incorporated into measurement of fair value.

Based on the above assumptions, the table below sets out the valuation for each tranche of options:

Tranche	Grant date	Expiry date	Share price at Grant Date	Exercise price	Volatility (%)	Option Life	Fair value per option

1	04/03/2015	16/12/2019	$0.180	$0.150	120.00%	3.46	$0.150
2	04/03/2015	18/12/2019	$0.180	$0.150	120.00%	3.47	$0.150
3	24/06/2015	30/06/2020	$0.245	$0.400	150.00%	4.00	$0.217
4	15/10/2015	16/11/2020	$0.140	$0.220	158.11%	4.38	$0.128
5	18/03/2016	18/03/2021	$0.115	$0.199	130.00%	4.59	$0.081
6	18/03/2016	18/03/2021	$0.115	$0.199	130.00%	4.59	$0.086
7	18/03/2016	18/03/2021	$0.115	$0.261	130.00%	4.59	$0.087