Form 20-F
period 2017-06-30
NOVOGEN LTD
filed 2017-10-25
CIK 1075880

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2017

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

Mrs Gabrielle Heaton

(e)Gabrielle.Heaton@novogen.com (t) +61-2-9472-4111

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

The number of outstanding Ordinary Shares of the issuer as at June 30, 2017 was 483,287,914.

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

Yes  ☐            No  ☒

Indicate by check mark if the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☐                 Accelerated filer  ☐                 Non-accelerated filer  ☒                Emerging growth company  ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

A. Selected financial data

The selected financial data at June 30, 2017 and 2016 and for the years ended June 30, 2017, 2016 and 2015 have been derived from the consolidated financial statements of the Company included in this Annual Report and should be read in conjunction with, and are qualified in their entirety by, reference to those statements and the notes thereto.

This financial report complies with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The consolidated financial statements have been audited in accordance with the Public Company Accounting Oversight Board (“PCAOB”) auditing standards in the United States by the Company’s independent registered public accounting firm.

The Company’s fiscal year ends on June 30. As used throughout this Annual Report, the word “fiscal” followed by a year refers to the 12-month period ended on June 30 of that year. For example, the term “fiscal 2017” refers to the 12 months ended June 30, 2017. Except as otherwise indicated, all dollar amounts referred to in this Annual Report are at the consolidated level and exclude inter-company amounts.

Summary of consolidated profit or loss and other comprehensive income (IFRS)	2013 A$’000	2014 A$’000	2015 A$’000	2016 A$’000	2017 A$’000	2017 US$’000

Revenue and other income	1,730	429	2,842	4,071	8,812	6,764

Loss before income tax expense from continuing operations	(1,508)	(7,569)	(7,306)	(12,155)	(10,869)	(8,343)

Profit after income tax expense from discontinued operations	723	—	—	—	—	—

Loss after income tax expense for the year	(785)	(7,569)	(7,306)	(12,155)	(10,670)	(8,191)

Net profit/(loss) attributable to members of Novogen Limited	(1,031)	(7,468)	(7,139)	(12,062)	(10,670)	(8,191)

Earnings per share for loss from continuing operations attributable to the owners of Novogen Limited
Basic earnings /(loss) per share (cents per share)	(1.32)	(4.76)	(2.99)	(2.82)	(2.28)	(1.75)
Diluted earnings/(loss) per share (cents per share)	(1.32)	(4.76)	(2.99)	(2.82)	(2.28)	(1.75)

Earnings per share for profit/(loss) from discontinued operations attributable to the owners of Novogen Limited
Basic earnings/(loss) per share (cents per share)	0.42	—	—	—	—	—
Diluted earnings/(loss) per share (cents per share)	0.42	—	—	—	—	—

Earnings per share for profit/(loss) attributable to the owners of Novogen Limited
Basic earnings/(loss) per share (cents per share)	(0.90)	(4.76)	(2.99)	(2.82)	(2.28)	(1.75)
Diluted earnings/(loss) per share (cents per share)	(0.90)	(4.76)	(2.99)	(2.82)	(2.28)	(1.75)

Weighted average number of ordinary share shares used to calculate earnings per share	114,690,737	156,725,363	238,418,048	427,431,910	467,833,849	467,833,849

Number of outstanding ordinary shares at year end	138,276,033	168,557,834	423,116,465	429,733,982	483,287,914	483,287,914

Summary of consolidated financial position (IFRS)	2013 A$’000	2014 A$’000	2015 A$’000	2016 A$’000	2017 A$’000	2017 US$’000

Cash and cash equivalents	2,738	2,502	44,371	33,453	14,455	11,095

Total assets	5,749	4,660	46,140	35,517	35,910	27,565

Net assets/Equity	4,041	1,413	44,362	33,931	25,338	19,449

Debt	1,416	2,707	—	—	—	—

Capital Stock	137,663	142,586	190,404	191,301	193,769	148,737

The Company publishes its consolidated financial statements expressed in Australian dollars. In this Annual Report, references to “U.S. dollars” or “US$” are to the currency of the United States of America (“U.S.”) and references to “Australian dollars” or “A$” are to the currency of Australia. For the convenience of the reader, this Annual Report contains translations of certain Australian dollar amounts into U.S. dollars at specified rates. These translations should not be construed as representations that the Australian dollar amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. Unless otherwise stated, the translations of Australian dollars into U.S. dollars have been made at the rate of US$0.7676 = A$1.00, the foreign exchange rate as issued weekly by the Board of Governors of the Federal Reserve System (www.federalreserve.gov/releases) on June 30, 2017.

Exchange rates for the six months to September 2017 A$1.00 per US$

Month	High	Low

April	$0.7604	$0.7452
May	$0.7534	$0.7352
June	$0.7680	$0.7387
July	$0.7991	$0.7584
August	$0.7983	$0.7584
September	$0.8071	$0.7831

Exchange rates for the last five fiscal years A$1.00 per US$

Fiscal year ended June 30	Average Rate*

2013	$1.0272
2014	$0.9186
2015	$0.8365
2016	$0.7289
2017	$0.7542

*	Determined by calculating the average rate of the exchange rates on the last trading day of each month during the period.

B. Capitalization and Indebtedness.

Not applicable.

C. Reasons for the Offer and Use of Proceeds.

Not applicable.

D. Risk factors

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

We have incurred significant net losses. We anticipate that we will continue to incur significant net losses for the foreseeable future and we may never achieve or maintain profitability.

We are a biotechnology company and have not yet generated significant revenue. We have incurred losses of A$7.3 million, A$12.2 million and A$10.7 million for the fiscal years ended June 30, 2015, 2016 and 2017, respectively. We have not generated any revenues from sales of any of our product candidates.

As of June 30, 2017, we had accumulated losses of A$171 million. We have devoted most of our financial resources to research and development, including our clinical and preclinical development activities. To date, we have financed our operations primarily through the issuance of equity securities, research and development grants from the Australian government and payments from our collaboration partners. We have not generated, and do not expect to generate, any significant revenue for the foreseeable future, and we expect to continue to incur significant operating losses for the foreseeable future due to the cost of research and development, preclinical studies and clinical trials and the regulatory approval process for product candidates. The amount of our future net losses is uncertain and will depend, in part, on the rate of our future expenditures. Our ability to continue operations will depend on, among other things, our ability to obtain funding through equity or debt financings, strategic collaborations or additional grants.

We expect to continue to incur significant expenses and increasing operating losses for the foreseeable future. We anticipate that our expenses will increase substantially if and as we:

•	continue our research and preclinical development of our product candidates;

•	expand the scope of our current preclinical studies for our product candidates or initiate clinical, additional preclinical or other studies for product candidates;

•	seek regulatory and marketing approvals for any of our product candidates that successfully complete clinical trials;

•	further develop the manufacturing process for our product candidates;

•	change or add additional manufacturers or suppliers;

•	seek to identify and validate additional product candidates;

•	acquire or in-license other product candidates and technologies;

•	maintain, protect and expand our intellectual property portfolio;

•	create additional infrastructure to support our operations as a public company in the United States and our product development and future commercialization efforts; and

•	experience any delays or encounter issues with any of the above.

The net losses we incur may fluctuate significantly from quarter to quarter and year to year, such that a period-to-period comparison of our results of operations may not be a good indication of our future performance. In any particular quarter or quarters, our operating results could be below the expectations of securities analysts or investors, which could cause the price of the ADSs to decline.

We have never generated any revenue from product sales and may never be profitable.

Our ability to generate significant revenue and achieve profitability depends on our ability to, alone or with strategic collaboration partners, successfully complete the development of and obtain the regulatory approvals for our product candidates, to manufacture sufficient supply of our product candidates, to establish a sales and marketing organization or suitable third-party alternative for the marketing of any approved products and to successfully commercialize any approved products on commercially reasonable terms. All of these activities will require us to raise sufficient funds to finance business activities. We do not expect any milestone payments from our collaborative partners to be significant in the foreseeable future. In addition, we do not anticipate generating revenue from commercializing product candidates for the foreseeable future, if ever. Our ability to generate future revenues from commercializing product candidates depends heavily on our success in:

•	establishing proof of concept in preclinical studies and clinical trials for our product candidates;

•	successfully initiating and completing clinical trials of our product candidates;

•	obtaining regulatory and marketing approvals for product candidates for which we complete clinical trials;

•	maintaining, protecting and expanding our intellectual property portfolio, and avoiding infringing on intellectual property of third parties;

•	establishing and maintaining successful licenses, collaborations and alliances with third parties;

•	developing a sustainable, scalable, reproducible and transferable manufacturing process for our product candidates;

•	establishing and maintaining supply and manufacturing relationships with third parties that can provide products and services adequate, in amount and quality, to support clinical development and commercialization of our product candidates, if approved;

•	launching and commercializing any product candidates for which we obtain regulatory and marketing approval, either by collaborating with a partner or, if launched independently, by establishing a sales, marketing and distribution infrastructure;

•	obtaining market acceptance of any product candidates that receive regulatory approval as viable treatment options;

•	obtaining favorable coverage and reimbursement rates for our products from third-party payers;

•	addressing any competing technological and market developments;

•	identifying and validating new product candidates; and

•	negotiating favorable terms in any collaboration, licensing or other arrangements into which we may enter.

Even if one or more of our product candidates is approved for commercial sale, we may incur significant costs associated with commercializing any approved product candidate. As one example, our expenses could increase beyond expectations if we are required by the Food and Drug Administration, or FDA, or other regulatory agencies, domestic or foreign, to perform clinical and other studies in addition to those that we currently anticipate. Even if we are able to generate revenues from the sale of any approved products, we may not become profitable and may need to obtain additional funding to continue operations, which could have an adverse effect on our business, financial condition, results of operations and prospects.

The Company is currently conducting clinical trials of two experimental therapies. Failure of one or both of these therapies to show benefit to patients could materially affect the continuity of our business and our financial condition.

The Company’s lead programs include GDC-0084, a small molecule inhibitor of the PI3K/Akt/mTor pathway, and Cantrixil (TRX-E-002-1), a small molecule agent with activity against tumor-initiating cells. The PI3K/Akt/mTor pathway has been clinically validated as a target for oncology therapies, but some clinical trials have nevertheless failed to meet expectations. Cantrixil has an uncertain mechanism of action, and so the likelihood of success cannot easily be assessed in reference to other drug development candidates. It is possible that either or both agents may fail to show sufficient benefit as a treatment for cancer to become commercially-viable products.

The Company has ongoing clinical trials in which experimental therapies are administered to human subjects. If profound and unexpected safety concerns are encountered in clinical trials, it may materially affect the continuity of our business and our financial condition.

Despite all applicable efforts to characterise the safety profile of our drug development candidates through animal studies and other mechanisms, the possibility of unexpected safety concerns remains. If one or both of our clinical stage candidates were found to be associated with profound and unexpected toxicity, Novogen may be required to cease development, and may additionally incur other impairments to the business including reputational damage.

The Company’s ability to continue as a going concern is dependent on its ability to raise capital to support its R&D programs.

The Company has limited cash resources and will periodically need additional funds to maintain the planned level of R&D activity. We expect to consume cash and incur operating losses for the foreseeable future as the Company continues developing its oncology drug candidates. The impact on cash resources and results from operations will vary with the extent and timing of future clinical trial programs. While it is not possible to make accurate predictions of future operating results, we expect existing cash and cash equivalents will be sufficient to enable us to continue our research and development activities until approximately second quarter 2018.

As at 30 June 2017 the consolidated entity had cash in hand and at bank of $14,454,784. The financial statements have been prepared on a going concern basis, which contemplates continuity of normal activities and realisation of assets and settlement of liabilities in the normal course of business. As is often the case with drug development companies, the ability of the consolidated entity to continue its development activities as a going concern is dependent upon it deriving sufficient cash from investors, from licensing and partnering activities and from other sources of revenue such as grant funding. The directors have considered the cash flow forecasts and the funding requirements of the business and are confident that the strategies in place are appropriate to generate sufficient funding to allow the consolidated entity to continue as a going concern. Accordingly the directors have prepared the financial statements on a going concern basis. Should the above assumptions not prove to be appropriate, there is material uncertainty whether the consolidated entity will continue as a going concern and therefore whether it will realise its assets and extinguish its liabilities in the normal course of business and at the amounts stated in these financial statements.

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

We have historically received, and expect to continue to receive, grants through the Australian federal government’s Research and Development Tax Incentive program (“R&D tax rebate”), under which the government provides a cash refund for a percentage of eligible research and development expenditures by small Australian entities, which are defined as Australian entities with less than A$20 million in revenue, having a tax loss. The R&D tax rebate rate changed from 45% to 43.5% in July 2016. The R&D tax rebate is made by the Australian federal government for eligible research and development purposes based on the filing of an annual application. We received R&D tax rebates in fiscal 2016 and 2017 of A$2.9 million and A$4.4 million, respectively. In fiscal 2017, the group has estimated the rebate which will be received in early 2018 and has accrued that amount of A$4 million as income in the statement of profit or loss and other comprehensive income. This rebate is available for our research and development activities in Australia, as well as activities in the United States to the extent such U.S. based expenses relate to our activities in Australia, do not exceed 50% of the expenses for the relevant activities and are approved by the Australian government. To the extent our research and development expenditures are deemed to be “ineligible,” then our rebates would decrease. In addition, the Australian government may in the future decide to modify the requirements of, reduce the amounts of the rebates available under, or discontinue the R&D tax rebate program. For instance, the Australian government is considering a recommendation from a review panel for a cap in the amount of the rebate available to small entities such as Novogen at a maximum of A$2 million per annum. Any such change in the R&D tax rebate could have a material adverse effect on our future cash flows and financial position.

The Company is at an early stage of drug development and is in the process of applying for patents over composition and matter and use for both of its drug technology platforms. There is no certainty that patent protection will be granted, or maintained in the event of challenge by an external party.

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

In the course of discovery, pre-clinical testing and clinical trials, the Company relies on third parties, including laboratories, investigators, clinical contract research organizations (“CROs”), and manufacturers, to perform critical services. For example, the Company relies on third parties to conduct all of its pre-clinical and clinical studies. These third parties may not be available when the Company needs them or, if they are available, may not comply with all regulatory and contractual requirements or may not otherwise perform their services in a timely or acceptable manner, and the Company may need to enter into new arrangements with alternative third parties and the studies may be extended, delayed or terminated. These independent third parties may also have relationships with other commercial entities, some of which may compete with the Company. As a result of the Company’s dependence on third parties, it may face delays or failures outside of its direct control. These risks also apply to the development activities of collaborators, and the Company does not control their research and development, clinical trial or regulatory activities.

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

The trading price of the Company’s ordinary shares and American Depositary Shares (“ADSs”) is highly volatile. Your investment could decline in value and the Company may incur significant costs from class action litigation and its securities may be delisted from NASDAQ.

The trading price of the Company’s ordinary shares and ADSs is highly volatile in response to various factors, many of which are beyond the Company’s control, including:

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

In addition, equity markets in general and the market for biotechnology and life sciences companies in particular, have experienced substantial price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the companies traded in those markets. Further changes in economic conditions in Australia, the U.S., EU, or globally, could impact the Company’s ability to grow profitably. Adverse economic changes are outside the Company’s control and may result in material adverse effects on the Company’s business or results of operations. These broad market and industry factors may materially affect the market price of the Company’s ordinary shares and ADSs regardless of its development and operating performance. In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been instituted against that company. Such litigation, if instituted against the Company, could cause it to incur substantial costs and divert management’s attention and resources.

If the market price of the Company’s ADSs remains below US$5.00 per share, under stock exchange rules, the Company’s stockholders will not be able to use such ADSs as collateral for borrowing in margin accounts. This inability to use ADSs as collateral may depress demand as certain institutional investors are restricted from investing in securities priced below US$5.00 and may lead to sales of such ADSs, creating downward pressure on and increased volatility in the market price of the Company’s ordinary shares and ADSs.

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

You are reliant on the depositary to exercise your voting rights and to receive distributions on ADSs and, as a result, you may be unable to exercise your voting rights on a timely basis or you may not receive certain distributions.

In certain circumstances, holders of ADSs may have limited rights relative to holders of ordinary shares. The rights of holders of ADSs with respect to the voting of ordinary shares and the right to receive certain distributions may be limited in certain respects by the deposit agreement entered into by us and The Bank of New York Mellon. For example, although ADS holders are entitled under the deposit agreement, subject to any applicable provisions of Australian law and of our Constitution, to instruct the depositary as to the exercise of the voting rights pertaining to the ordinary shares represented by the ADSs, and the depositary has agreed that it will try, as far as practical, to vote the ordinary shares so represented in accordance with such instructions, ADS holders may not receive notices sent by the depositary in time to ensure that the depositary will vote the ordinary shares. This means that, from a practical point of view, the holders of ADSs may not be able to exercise their right to vote. In addition, under the deposit agreement, the depositary has the right to restrict distributions to holders of the ADSs in the event that it is unlawful or impractical to make such distributions. We have no obligation to take any action to permit distributions to holders of our ADSs. As a result, holders of ADSs may not receive distributions.

There is a substantial risk that we are, or will become, a passive foreign investment company, or PFIC, which will subject our U.S. investors to adverse tax rules

Holders of our ADSs who are U.S. residents face income tax risks. There is a substantial risk that we are, or will become, a passive foreign investment company, commonly referred to as a PFIC. Our treatment as a PFIC could result in a reduction in the after-tax return to the holders of our ADSs and would likely cause a reduction in the value of such ADSs. For U.S. federal income tax purposes, we will be classified as a PFIC for any taxable year in which either (i) 75% or more of our gross income is passive income, or (ii) at least 50% of the average value of all of our assets for the taxable year produce or are held for the production of passive income. For this purpose, cash is considered to be an asset that produces passive income. We believe that there is a risk we will be classified as a PFIC for the taxable year ended June 30, 2017. If we are classified as a PFIC for U.S. federal income tax purposes, highly complex rules will apply to U.S. holders owning ADSs. Accordingly, you are urged to consult your tax advisors regarding the application of such rules. See Item 10 - Additional Information - Taxation, United States Federal Income Tax Consequences” for a more complete discussion of the U.S. federal income tax risks related to owning and disposing of our ADSs.

Item 4.	Information on the Company

A. History and development of the Company

Novogen Limited, a public company limited by shares, was incorporated in March 1994 under the laws of New South Wales, Australia. Novogen is registered and operates under the Australian Corporations Act 2001. Novogen has its registered office at Level 5, 20 George Street, Hornsby, New South Wales NSW 2077, Australia. Its telephone number and other contact details are: Phone +61-2-9472 4100; Fax +61-2-9476-0388; and website, www.novogen.com (the information contained in the website does not form part of the Annual Report). The Company’s Ordinary Shares are listed on the Australian Securities Exchange (“ASX”) under the symbol ‘NRT’ and its ADSs, each representing one hundred Ordinary Shares, trade on the NASDAQ Capital Market under the symbol ‘NVGN’. The Depositary for the Company’s ADSs is The Bank of New York Mellon, 101 Barclay Street 22W New York, N.Y. 10286.

B. Business overview

Since its inception in 1994, the principal business of the Company has been pharmaceutical drug development. The Company is an emerging oncology-focused biotechnology company that has a portfolio of development candidates, diversified across several distinct technologies, with the potential to yield first-in-class and best- in-class agents in a range of oncology indications. The lead program is GDC-0084, a small molecule inhibitor of the PI3K / AKT / mTOR pathway, which is being developed to treat glioblastoma multiforme (GBM) the most common malignant and highly aggressive form of primary brain tumor in adults. Cantrixil (TRX-E-002-1) is the company’s second clinical asset and is being developed as a potential therapy for ovarian cancer. In addition, the company has several preclinical programs in active development, the largest of which is substantially funded by a CRC-P grant from the Australian Federal Government.

Research and Development

The Company’s lead development candidate is GDC-0084, a small molecule inhibitor of the PI3K / Akt / mTor pathway that is being developed as a potential therapy for glioblastoma multiforme (GBM), the most common malignant and highly aggressive form of primary brain tumor in adults. GDC-0084 was developed by Genentech, Inc (South San Francisco, California) and the Company entered into a worldwide exclusive license for the asset in October 2016. Prior to this transaction, Genentech had completed an extensive preclinical development program that provided convincing validation for GDC-0084 as a potential drug for brain cancer. Genentech also completed a phase I clinical trial in 47 patients with advanced grade III and grade IV glioma. The most common adverse events were oral mucositis and hyperglycemia. Per RANO criteria, 40% of patients exhibited a best observable response of stable disease, and 26% demonstrated a metabolic partial response on FDG-PET. Since completing the license transaction, the Company has transferred all relevant data from Genentech, has assumed responsibility for prosecuting the intellectual property associated with the asset, and has taken over the open Investigational New Drug (IND) application with the United States Food and Drug Administration (FDA). The Company intends to commence a phase II clinical trial in GBM during calendar 2017, and has been in consultation with expert neuro-oncologists in the United States to develop an appropriate study design. The Company has also commenced manufacture of capsules for use in the clinical trial, having received 48.8kg of drug substance as part of the transaction with Genentech.

Cantrixil (TRX-E-002-1) is the Company’s second clinical asset, and is derived from a proprietary drug discovery program. It is being developed as a potential therapy for ovarian cancer. Research undertaken by Yale University (New Haven, Connecticut) has provided preclinical evidence that Cantrixil is active against both differentiated cancer cells and tumour-initiating cells (sometimes referred to as ‘cancer stem cells’). The latter are thought to be an important component of chemotherapy resistance and disease recurrence in diseases such as ovarian cancer, and thus Cantrixil has potential to offer benefit to the approximately three-quarters of ovarian cancer patients who are not adequately managed by conventional chemotherapy treatments. In December 2016, the Company commenced a phase I clinical trial of Cantrixil in patients with ovarian cancer. The study will seek to establish the safety and tolerability of the development candidate, to determine a Maximum Tolerated Dose (MTD), and to explore indicative signals of clinical efficacy. Five trials sites in the United States and Australia are currently recruiting to the study, and the Company anticipates being in a position to disclose initial data in late 2017 or early 2018, subject to ongoing progress of the trial. The Company maintains two active preclinical programs. Trilexium (TRX-E-009-1) is chemically related to Cantrixil and has shown in vitro and in vivo evidence of activity against a range of cancer cell lines and tumor models. The Company continues to explore a range of opportunities to realize value from this asset in the context of emerging data from the Cantrixil program.

In February 2017, the Company announced that it had been successfully awarded a CRC-P grant by the Australian Federal Government in the amount of A$3 million over three years to support an additional preclinical program focused on development of a ‘next-generation anti-tropomyosin’ agent. Under the conditions of the grant, Novogen has committed to contributing $1 million over the three-year life of the project, and University of New South Wales (UNSW) will contribute up to $300,000, in addition to the $3 million provided by Department of Industry, Innovation and Science(DIIS) under the terms of the grant. In addition, the three parties will provide manpower and other in-kind resources to the project. A significant body of research has validated tropomyosin as a potential anti-cancer target, and the Company will devote the grant funds to exploring novel approaches to developing anti-cancer agents based on this mechanism.

In April 2017, the Company announced termination of its pre-IND development candidate, Anisina (ATM-3507), on the basis of unpromising emergent preclinical data.

Patent Protection

The Company has an aggressive global Intellectual Property (“IP”) strategy to protect its key assets and we have partnered with a global patent law firm to lodge patents that offer the best possible protection for our assets. The patent strategy is adapted for each technology platform and the principle mode of protection is through the patenting procedure, seeking to obtain exclusive licenses for all its key inventions and drug pipeline. The over-arching strategy in the IP portfolio is to cover the three critical corner stones of pharmaceutical patent: composition of matter (the breadth structures covered in the patent), method of manufacture (the chemical processes used to manufacture the compounds disclosed in the patent) and method of use. Patents are submitted initially as provisional applications and after 12 months’ progress through to a Patent Cooperation Treaty (“PCT”) application.

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

On May 30, 2017, NASDAQ notified the Company that for the previous 30 business days the bid price of the Company’s common stock closed below the minimum US$1 per share requirement for continued inclusion on the NASDAQ Capital Market under NASDAQ Rule 5450(a)(1). On July 14, 2017 the Company effected a ratio change on the ADS program from 25 Ordinary Shares representing 1 ADS, to 100 Ordinary Shares representing 1 ADS, and as a consequence the traded price of the Company’s common stock increased by a factor of 4, bringing the Company back into compliance with NASDAQ Listing Rule 5450(a)(1).

The Company has met the compliance requirements for ASX listings and accordingly has not been in breach of those requirements.

Product and Corporate Developments during Fiscal 2017

Submission and approval of Investigational New Drug application to FDA

In August 2016, the Company announced an Investigational New Drug (IND) application had been lodged to the United States Food and Drug Administration (FDA) for Cantrixil (TRX-E-002-1) in ovarian cancer. The IND application is the key regulatory filing to initiate clinical trials in the USA. In September 2016, the Company announced it had received confirmation from the FDA that the application had been successfully opened, and the phase 1 study of Cantrixil in patients with ovarian cancer could proceed as planned.

Inlicensing of GDC-0084

In October 2016, the Company entered into a worldwide licensing agreement with Genentech, a member of the Roche Group, to develop and commercialise GDC-0084, a small molecule inhibitor of the phosphoinositide-3-kinase (PI3K) pathway. Under the terms of the agreement, the Company paid Genentech an upfront payment of US$5 million. In addition the terms of the agreement call for performance-related consideration linked to regulatory and commercial outcomes and royalty payments in-line with industry benchmarks.

Acquisition of Glioblast Pty Ltd

In October 2016, the Company acquired 100% of the issued shares of Glioblast Pty Ltd, a privately-held, neuro-oncology-focused Australian biotechnology company. The transaction included an upfront payment of A$2.1 million, comprising A$600,000 in cash and ordinary fully-paid shares valued at A$1.5 million, with the actual number of shares determined on the basis of the volume-weighted average price of the Company’s shares on the ASX in the seven days prior to this announcement. The shareholders of Glioblast will be eligible for further payments in cash or equity on the achievement of performance related milestones. The first two of these milestones provide for the issue of ordinary fully-paid shares valued at A$1.25 million respectively on commencement and successful completion of a phase II clinical trial of GDC-0084, with the actual number of shares determined on the basis of the volume-weighted average price of the Company’s shares on the ASX in the seven days prior to satisfaction of the relevant milestone being announced. A further two milestones may trigger payments in cash or equity at the Company’s sole discretion. Any issue of equity in the Company will be subject to a minimum six-month escrow period.

Enrolment of First Patient into Phase I Study of Cantrixil

In December 2016, the Company enrolled the first patient into its first-in-human, phase I clinical study for Cantrixil (TRX-E-002-1) in ovarian cancer. Opening the study represents an important clinical and commercial milestone for the Company.

The Company was awarded a grant of up to $3m for novel drug discovery

In February 2017, the Company was awarded a cash grant of up to $3 million over three years to fund a collaboration led by the Company, the University of New South Wales and a privately held contract research organisation. The grant has been awarded to fund development of a next-generation anti-tropomyosin program, which is intended to provide potential new therapies for cancer. This research is distinct from the Company’s existing anti-tropomyosin program, ATM-3507.

The Company terminated ATM-3507 preclinical development program

In April 2017, the Company announced termination of its pre-IND development candidate, Anisina (ATM-3507), on the basis of unpromising emergent preclinical data.

C. Organizational structure

Novogen Limited is incorporated in Australia and has the following wholly-owned subsidiaries:

Name	Country of incorporation

Novogen Laboratories Pty Ltd	Australia
Novogen Research Pty Ltd	Australia
Novogen North America Inc.	United States (Delaware)
Glioblast Pty Ltd	Australia

The dissolution of Triaxial Pharmaceuticals Pty Ltd, a wholly-owned subsidiary of the Company, was completed in 2016.

D. Property, plant and equipment

To accommodate its growth, the Company has entered into a 3-year lease, starting November 2015. The office lease contains two renewal options, each for a three-year period. These renewal options may be cancelled by the Company. In order to exercise an option, the Company must inform the lessor no later than 6 months prior to the end of the lease, by which time it must commit to the term of the option.

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

Income taxes

The Company has not recognized deferred tax assets relating to carried forward tax losses and taxable temporary differences since the Company is currently in a loss-making position and unable to generate taxable income to utilize the carried forward tax losses and taxable temporary differences. The utilization of the tax losses also depends on the ability of the entity to satisfy certain tests at the time the losses are recouped. Significant judgment is required in determining the worldwide provision for income taxes. There are certain transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain. The Company estimates its tax liabilities based on the Company’s understanding of the tax law. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the period in which such determination is made.

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

The Australian Research and Development Tax Incentive is a government run program which helps to offset some of the costs of R&D. Annually, the Company claims a cash rebate and has disclosed this as other income in the statement of profit or loss and other comprehensive income. The Company currently accounts for R&D Tax Incentive on an accruals basis provided it can make a reasonable estimation as at year end.

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

For additional information on significant accounting policies refer to Item 18. “Financial Statements - Note 2 - Significant Accounting Policies”.

Results of Operations

The following discussion relates to our consolidated results of operations, financial condition and capital resources. You should read this discussion in conjunction with our consolidated financial statements and the notes thereto contained elsewhere in this report.

A. Operating results

The following table provides a summary of revenues and income for the past three fiscal years:

(in thousands)	For the fiscal year ended June 30,
	2017	2016	2015
Revenue:
Interest income	249	406	89
Other income:
Net foreign exchange gain	—	781	1,116
Payroll tax rebate	7	18	8
Reimbursement of expenses	17	—	—
Research and development rebate	8,409	2,866	1,538
Subsidies and grants	130	—	91

Total revenue and other income	A$8,812	A$4,071	A$2,842

Fiscal 2017 compared to fiscal 2016

Revenue and other income

The Company’s revenue, which is solely interest income derived from interest bearing bank account, decreased from A$406,000 in 2016 to A$249,000 in 2017 as a result of decreased cash balances.

The net foreign exchange loss is A$0.9 million in fiscal 2017 in comparison of net foreign exchange gain of A$0.8 million in fiscal 2016. The change is mainly due to the depreciation of AUD against USD.

Research and development rebate increased by 190% from A$2.9 million in fiscal 2016 to A$8.4 million in fiscal 2017 due to higher level of eligible research and development expense in fiscal 2017, and the fact that the estimate for fiscal 2017 was able to be estimated with a sufficient level of accuracy to allow this amount to be booked in the fiscal 2017 accounts. Determining the eligible expenses requires an element of judgement. In prior years, we were of the view that, due to the uncertainty around determining which expenses were eligible and uncertainty around the collectability of the claim that was made, we were unable to make a reliable estimate until the claim was submitted to and approved by the Australian Tax Office. Novogen has been claiming and successfully collecting the R&D tax incentive for a few years now, and we believe that, given the history of successful claims, we are able to make a reliable estimate in the current year. As such, during the current year, we recognised the FY17 claim as a receivable at year-end.The Australian federal government’s Research and Development Tax incentive program cash refund rate changed from 45% to 43.5% from July 2016. We note that the Australian government is considering a recommendation from a review panel for a reduction of the amount of the grants available to small entities such as Novogen to a maximum of A$2 million per annum. Any such change in the Research and Development Tax Incentive program could have a material adverse effect on the Company’s research and development rebate as well as on our future cash flows and financial position.

Expenses

Research and development expenses increased by A$1.2 million (12%) from A$9.9 million in fiscal 2016 to A$11.1 million in fiscal 2017 due to higher research and development activity in fiscal 2017, including the commencement of the Phase I clinical study for the Cantrixil program, as well as the design of the Phase II clinical study for the newly acquired asset, GDC 0084.

General and administrative costs increased by A$2.0 million (34%) from A$5.8 million in fiscal 2016 to A$7.8 million in fiscal 2017 due, in large part, to a one-off increase of salary expense as well as higher legal and consultancy fees. Higher legal costs arose as a result of increased patent activity as well as the costs surrounding the in-license of GDC 0084, while increased consultancy costs reflect a move to a more outsourced model where the Company accesses deep expertise through the use of consultants rather than employing staff with a more general expertise set. It should be noted that the salary expense in fiscal 2017 is confounded to a certain extent by significant change in the Key Management Personnel during the year, and therefore includes several positions that have become redundant and several overlapping positions, as the Company made the transition from a research based business to one engaged in clinical trials.

The finance costs in fiscal 2017 amounted to A$765,000, which relates to the non-cash unwinding of the discount on contingent consideration. There were no finance costs in fiscal 2016 as the Company carried no interest bearing debt during fiscal 2017. These changes were consistent with the change in strategy of the Company over the past 18 months.

Net loss

The Company’s loss after income tax decreased by A$1.5 million (12%) from A$12.2 million in fiscal 2016 to A$10.7 million in fiscal 2017. This was mainly as a result of the accrual of the fiscal 2017 R&D tax rebate, offset somewhat by additional R&D costs.

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

Net foreign exchange gain decreased 30% from A$1.1 million in fiscal 2015 to A$0.8 million in fiscal 2016 due to lower volatility in the exchange rate.

Research and development tax rebate increased 86% from A$1.5 million in fiscal 2015 to A$2.9 million in fiscal 2016 due to higher level of eligible research and development expense in fiscal 2016. The Australian federal government’s Research and Development Tax incentive program cash refund changed from 45% to 43.5% from July 2016. We note that the Australian government recently received a recommendation from a review panel recommending a reduction of the amount of the grants available to small entities such as Novogen to a maximum of A$2 million per annum. Any such change in the Research and Development Tax Incentive program could have a material adverse effect on the Company’s research and development grant (rebate) as well as on our future cash flows and financial position.

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

B. Liquidity and capital resources

We have incurred cumulative losses and negative cash flows from operations since our inception and, as of June 30, 2017, we had accumulated losses of A$171 million. We anticipate that we will continue to incur losses for at least the next several years. We expect that our research and development expenditure will continue to increase and, as a result, we will need additional capital to fund our operations, which we may raise through a combination of equity offerings, other third-party funding, and other collaborations, strategic alliances and licensing arrangements.

We had no borrowings in fiscal 2017 and do not currently have a credit facility.

As of June 30, 2017, we had cash and cash equivalents of A$14.5 million. Cash in excess of immediate requirements is invested in accordance with our investment policy, primarily with a view to liquidity and capital preservation. Currently, our cash and cash equivalents are held in bank accounts. Our short-term investments consist of term deposits with maturity within 90 days. At June 30, 2017, term deposits amounting to A$6.0 million had a weighted average interest rate of 2.40%.

We expect to consume cash and incur operating losses for the foreseeable future as the Company continues developing its oncology drug candidates. The impact on cash resources and results from operations will vary with the extent and timing of the future clinical trial programs. The financial statements have been prepared on a going concern basis, which contemplates continuity of normal activities and realisation of assets and settlement of liabilities in the normal course of business. As is often the case with drug development companies, the ability of the consolidated entity to continue its development activities as a going concern is dependent upon it deriving sufficient cash from investors, from licensing and partnering activities and from other sources of revenue such as grant funding. The directors have considered the cash flow forecasts and the funding requirements of the business and are confident that the strategies in place are appropriate to generate sufficient funding to allow the consolidated entity to continue as a going concern. Accordingly, the directors have prepared the financial statements on a going concern basis. Should the above assumptions not prove to be appropriate, there is material uncertainty whether the consolidated entity will continue as a going concern and therefore whether it will realise its assets and extinguish its liabilities in the normal course of business and at the amounts stated in these financial statements.

Cash flows

The following table set forth the sources and uses of cash for the past three fiscal years:

(in thousands)	2017	2016		2015

Net cash used in operating activities	A$(11,435)	A$	(11,980)	A$	(5,759)
Net cash used in investing activities	(7,117)		(522)		(89)
Net cash used in provided by financing activities	(18)		782		47,415

Operating activities. Net cash used in operating activities for the three fiscal years primarily represents net outflows for the cost of the R&D programs and the general and administrative costs of running the business.

Investing activities. Net cash used in investing activities in fiscal 2017 represents the purchase of a business and the out-licensing of a clinical stage asset, GDC 0084 during the year. The cash outflow in fiscal 2016 primarily represented the cost of an office move and associated fit out.

Financing activities. Net cash provided by financing activities of A$782,000 in fiscal 2016 related to the exercise of options, A$47.4 million in fiscal 2015 related to the issuance of ordinary shares in private placements and a rights issue. No such financing was received in fiscal 2017.

At June 30, 2017, the Company did not hold any derivative financial instruments for managing its foreign currency; however, the Company may from time to time enter into hedging arrangements where circumstances are deemed appropriate.

The Company believes that its future ability to fund its operations will be dependent on deriving sufficient cash from investors through successful capital raising, from licensing and partnering activities and return from government grants as well as continuing to qualify for the Research and Development Tax Incentive Program available in Australia. The R&D Tax Incentive is an Australian government run program which helps to offset some of the costs of R&D. Annually, the Company claims a refundable tax offset and has disclosed this as other income in the statement of profit or loss and other comprehensive income. The Company currently accounts for R&D Tax Incentive on an accruals basis providing a reasonable estimation can be made at year end.

The Company had no commitments for capital expenditure at the end of fiscal 2017.

The Company continuously pursues opportunities for non-dilutive funding, such as grant applications.

The Company cannot provide assurance that it or its subsidiaries will be able to raise the funds necessary to complete the planned clinical trial programs, or find appropriate collaboration or licensing opportunities.

Financing activities

The Company has historically financed its operations primarily from issuing equity capital.

Private Equity Placement – April 2015

In April 2015, the Company issued to institutional investors in a private placement 51,750,000 ordinary shares at a purchase price of A$0.30 and, following shareholders’ approval received on June 24, 2015:

•	51,750,000 options, exercisable at A$0.30 by December 30, 2015; and

•	25,875,000 options, exercisable at A$0.40 by June 30, 2020.

The Company received gross proceeds of approximately $15.5 million from the placement.

Rights Issue – June 2015

In June 2015, the Company issued as part of a rights offer to eligible shareholders 58,971,151 ordinary shares at a purchase price of A$0.30 and:

•	58,971,151 options, exercisable at A$0.30 by December 4, 2015; and

•	29,485,999 options, exercisable at A$0.40 by June 4, 2020.

The Company received gross proceeds of approximately A$17.7 million from the rights offer.

During fiscal 2016, the Company issued 6,617,517 ordinary shares, all following the exercise of options. The details of these options are as follows:

•	1,000 options expiring June 4, 2020, at an exercise price of A$0.40 per option;

•	1,000,000 options expiring on December 18, 2019, at an exercise price of A$0.15 per option;

•	5,614,224 options expiring on November 18, 2015, at an exercise price of A$0.125 per option; and

•	2,293 options expiring December 4, 2015, at an exercise price of A$0.30 per option.

During fiscal 2017, the Company issued 53,553,932 ordinary shares. The details of these ordinary shares issuing are as follows:

•	In September 2016, 400,000 shares were issued to the Company’s Scientific Advisory Board for no consideration in respect of share based payments;

•	In September 2016, 20,000,000 shares were issued in relation to the conversion of part of the Triaxial convertible note;

•	In October 2016, 17,153,932 shares were issued in relation to the acquisition of Glioblast Pty Ltd to support the development of GDC-0084; and

•	In November 2016, 16,000,000 shares were issued in relation to the conversion of part of the Triaxial convertible note.

Foreign currency fluctuations were not material for the Company in fiscal 2017. See Item 18. “Financial Statements - Note 29 - Financial Instruments” for disclosures about financial risk management including interest rate risk, foreign currency risk and liquidity risk.

Convertible note (Triaxial) carrying value of A$1,500,000

During the year ended June 30, 2013 the Company issued Convertible Notes with a face value of A$1,500,000 to Triaxial in consideration of the acquisition of patents and intellectual property assets. The terms of these Convertible Notes was amended on December 4, 2014. During fiscal 2017, Novogen reached two milestones that triggered the conversion of a portion of its Convertible Notes. On September 14, 2016 the directors approved the issue of 20,000,000 ordinary shares as a consequence of a conversion of a portion of the Convertible Notes, and on November 1, 2016 a further 16,000,000 ordinary shares were issued as a result of the conversion of a further portion of the Convertible Notes.

C. Research and development, Patents and Licences, etc.

Expenditure during the research phase of a project is recognized as an expense when incurred. Development costs are capitalized only when technical feasibility studies identify that the project will deliver future economic benefits and these benefits can be measured reliably.

Research and development expenses consist primarily of costs incurred for the development of our product candidates, which include:

•	expenses incurred under agreements with academic research centres, clinical research organizations and investigative sites that conduct our clinical trials; and

•	the cost of acquiring, developing, and manufacturing clinical trial materials.

We cannot determine with certainty the duration and completion costs of the current or future product development, preclinical studies or clinical trials of our product candidates. The duration, costs, and timing of clinical trials and development of our product candidates will depend on a variety of factors, including:

•	the scope, rate of progress, and expense of our ongoing as well as any additional clinical trials and other research and development activities;

•	the countries in which trials are conducted;

•	future clinical trial results;

•	uncertainties in clinical trial enrolment rates or drop-out or discontinuation rates of patients;

•	potential additional safety monitoring or other studies requested by regulatory agencies;

•	significant and changing government regulation; and

•	the timing and receipt of any regulatory approvals.

A change in the outcome of any of these variables with respect to the development of a product candidate could mean a significant change in the costs and timing associated with the development of that product candidate. For example, if the FDA, or another regulatory authority were to require us to conduct clinical trials beyond those that we anticipate will be required to complete clinical development of a product candidate or if we experience significant delays in enrollment in any of our clinical trials, we could be required to expend significant additional financial resources and time on the completion of clinical development.

We plan to increase our research and development expenses for the foreseeable future as we continue the development of product candidates and explore further potential applications of our technology.

D. Trend Information

The key milestone for fiscal 2018 will be commencement of the phase II clinical study of GDC-0084, which is expected to begin in the fourth quarter of calendar 2017. Given the high mortality associated with glioblastoma, and dependent on the performance of GDC-0084 relative to current standard-of-care, there is a possibility the FDA may consider the drug for ‘accelerated approval’ a mechanism whereby the FDA may sometimes approve drugs for high-need diseases prior to completion of a formal phase III clinical study. The Company also expects to report initial data from the phase I clinical study of Cantrixil in the first quarter of calendar 2018. It is anticipated that exploratory efficacy data from additional patients will be available later in calendar 2018. In parallel, the Company continues to actively explore licensing and partnering opportunities with other companies that have the potential to effect further stepwise transformations in the scope of the Company’s business.

E. Off-balance sheet arrangements

The Company does not have any off-balance sheet arrangements.

F. Tabular disclosure of contractual obligations

The following table sets forth the Company’s contractual obligations for the periods as at June 30, 2017:

	Total A$’000	less than 1 year A$’000	1 - 3 years A$’000	3 - 5 years A$’000	more than 5 years A$’000
Operating Leases	328	250	78	—	—

	328	250	78	—	—

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

Item 6.	Directors, Senior Management and Employees

A. Directors and Senior Management

The names and details of the Company’s Directors and senior management at the date of this report are as follows:

Bryce Carmine	Non-Executive Director
Steven Coffey	Non-Executive Director
James Garner	Managing Director, CEO
Iain Ross-Note 1	Chairman
Dr Gordon Hirsch	Chief Medical Officer
Dr Peng Leong	Chief Business Officer
Kate Hill	Company Secretary
Gabrielle Heaton	Director of Finance and Administration

Note 1- Iain Ross was appointed as a Non-Executive Director on 22 July 2015 and acted in an executive capacity until the appointment of James Garner on 1 February 2016. He was appointed as Chairman on 8 June 2017.

Former directors who served during fiscal 2017:

•	John O’Connor, former Chairman (resigned 8 June 2017)

•	Ian Phillips, Non-Executive Director (resigned 8 June 2017)

•	Peter Gunning, former Non-Executive Director (resigned 5 September 2016)

Directors were in office for the entire period unless otherwise stated.

Names, titles, experience and expertise

Name:	Bryce Carmine
Title:	Non-Executive Director
Experience and expertise:	Bryce Carmine spent 36 years working for Eli Lilly & Co. and retired as Executive Vice President for Eli Lilly & Co, and President, Lilly Bio-Medicines. Prior to this he led the Global Pharmaceutical Sales and Marketing and was a member of the Company’s Executive Committee. Mr Carmine previously held a series of product development portfolio leadership roles culminating when he was named President, Global Pharmaceutical Product Development, with responsibility for the entire late-phase pipeline development across all therapeutic areas for Eli Lilly. During his career with Lilly, Bryce held several country leadership positions including President Eli Lilly Japan, Managing Dir. Australia/NZ & General Manager of a JV for Lilly in Seoul, Korea.
Other current directorships:	None
Special responsibilities:	Chair of Remuneration and Nomination Committee, Chair of Scientific Committee, member of Audit, Risk and Governance Committee

Name:	Steven Coffey
Title:	Non-Executive Director
Experience and expertise:	Steven Coffey is a chartered accountant, having spent his career in public practice since graduating from University of New South Wales, Australia in 1983. He has been a partner in the chartered accounting firm Watkins Coffey Martin since 1993. He is a registered company auditor and audits a number of large private companies as well as a number of not-for-profit entities. Steven has previously served on the board of an Australian listed public company. He is currently a board member of private family foundation.
Other current directorships:	None
Special responsibilities:	Chair of Audit, Risk and Governance Committee, member of Remuneration and Nomination Committee

Name:	Dr James Garner
Title:	Executive Director and Chief Executive Officer
Experience and expertise:	Dr Garner is an internationally experienced life sciences executive who has previously worked with companies ranging from small biotechs to multinational pharmaceutical companies such as Biogen and Takeda. His career has focused on regional and global development of new medicines from preclinical to commercialisation.
Dr Garner is a physician by training and holds an MBA from the University of Queensland. He began his career in hospital medicine and worked for a number of years as a corporate strategy consultant with Bain & Company before entering the pharmaceutical industry. Prior to joining Novogen in 2016, he led R&D strategy for Sanofi in Asia-Pacific and was based in Singapore. from 2013 to 2016. Prior to that, he was regional Vice President of R&D for Takeda, from 2009-2013, where he had responsibility for a multinational team of approximately 60 people, and oversight of all development activities in the Asia-Pacific region.
Other current directorships:	None
Special responsibilities:	Member of Scientific Committee, Member of Strategy and Innovation Committee

Name:	Iain Ross
Title:	Chairman (appointed on June 8, 2017), Non-Executive Director
Experience and expertise:	Iain, based in the UK, is an experienced Director on a number of Australian company boards. He is Chairman of e-Therapeutics plc (LSE:ETX), Redx Pharma plc (LON:REDX) and Biomer Technology Limited. In his career he has held senior positions in Sandoz AG, Fisons Plc, Hoffmann-La Roche AG and Celltech Group Plc and also undertaken a number of start-ups and turnarounds on behalf of banks and private equity groups. His track record includes multiple financing transactions having raised in excess of £300 million, both publicly and privately, as well as extensive experience of divestments and strategic restructurings and has over 20 years in cross-border management as a Chairman and CEO. He has led and participated in four London Stock Exchange (“LSE”) Initial Public Offerings, and has direct experience of mergers and acquisitions transactions in Europe, USA and the Pacific Rim.
Other current directorships:	Anatara Lifesciences Limited, e-Therapeutics plc (LSE: ETX), Redx Pharma plc (LON:REDX
Special responsibilities:	Member of Remuneration and Nomination Committee, Member of Scientific Committee and Member of the Audit, Risk and Governance Committee, Member of Strategy and Innovation Committee.

Name:	Dr Gordon Hirsch
Title:	Chief Medical Officer
Experience and expertise:	Dr Hirsch is a scientist, specialist physician and pharmaceutical executive with more than 20 years experience in the pharmaceutical industry. He has held various scientific, medical and operational roles at country, regional and global levels with a range of responsibilities from development to commercialisation in companies including Eli Lilly, Pfizer, Sanofi and Takeda. He has held appointments in South Africa, Australia, France, Japan and the United States. He holds BSc Hons and MBBCh degrees from the University of the Witwatersrand, South Africa and an MBA from Henley Business School, UK. Dr Hirsch is also a Fellow of the South African College of Physicians.

Name:	Dr Peng Leong
Title:	Chief Business Officer
Experience and expertise:	Dr Leong has spent eighteen years in the pharmaceutical industry, beginning as a scientist, and followed by eight years in healthcare investment banking and private equity, and eight years in business development. Dr Leong started his career at Chiron Corporation, a pioneering biotechnology company based in California that was subsequently acquired by Novartis International AG (NYSE: NVS). While working in healthcare investment banking at CIBC World Markets and Piper Jaffray, he was involved in raising more than US$1.4 billion for over 20 biotechnology companies. In his various roles, including his most recent position at Merck Serono (FWB: MRK), Dr Leong has had a leadership role in the acquisition or sale of over US$1 billion in pharmaceutical product rights. He holds a PhD in Biochemistry from the University of Toronto, Canada and an MBA from the University of California, Berkeley.

Name:	Kate Hill
Title:	Company Secretary
Experience and expertise:	Kate has over 20 years experience as an audit partner with Deloitte Touche Tohmatsu, working with ASX listed and privately owned clients. She has worked extensively in regulated environments including assisting with Initial Public Offerings, capital raising and general compliance, as well as operating in an audit environment. She is also a Non-Executive Director of CountPlus Limited, an ASX listed company, as well as a Non-Executive Director of a small not-for-profit organisation. She is a member of the Audit and Risk Committees of both organisations. Kate is a member of the Institute of Chartered Accountants in Australia and New Zealand, and a graduate of the Australian Institute of Company Directors.

Name:	Gabrielle Heaton
Title:	Director of Finance and Administration
Experience and expertise:	Gabrielle Heaton has over 30 years of commercial experience in media, property services and healthcare for multinational, ASX listed and overseas companies. She has held a number of senior Finance positions including CFO, Quality Auditor and been responsible for Human Resources and IT. Gabrielle has a Bachelor of Business from the University of Technology and is a member of CPA Australia.

Appointment of Scientific Advisory Board (SAB)

In September 2016, the Company announced the appointment of a Scientific Advisory Board (the “SAB”), a consultative advisory body, providing input and guidance to scientific programs but with no formal governance role. Reporting to the CEO, members of the SAB are appointed for two-year terms, with appointments renewable by mutual agreement. The SAB initially includes four newly-appointed members, including Professor Peter Gunning, who stepped down as a Non Executive Director of the Company at this time. The inaugural membership of the SAB includes:

•	Professor Sir Murray Brennan, GNZM – Chairman Emeritus of the Department of Surgery, Benno C Schmidt Chair in Clinical Oncology, and Vice President of International Programs, at Memorial Sloan Kettering Cancer Centre, New York.

•	Dr Karen Ferrante – former Chief Medical Officer at Millennium Pharmaceuticals and former Head of Oncology Development at Pfizer Inc (NYSE: PFE).

•	Professor Alex Matter, Chairman and Chief Executive Officer of the Experimental Therapeutics Centre, and also Chief Executive Officer of the D3 Platform, both part of A*STAR, the Agency for Science, Technology, and Research, in Singapore. Emeritus Professor of the Medical Faculty of the University of Basel, and an Honorary Adjunct Professor of the Department of Pharmacology in the Yong Loo Lin School of Medicine at the National University of Singapore.

•	Professor Peter Gunning, Head of the School of Medical Sciences at the University of New South Wales.

B. Compensation

Principles used to determine the nature and amount of remuneration

Remuneration philosophy

Remuneration for Directors and Senior Executives is based on the overall objective of attracting and retaining people of high quality who will make a worthwhile contribution to the consolidated entity in the short, medium and long term, and thereby contribute to long term shareholder value. The Board and its Remuneration and Nomination Committee take a balanced position between the need to pay market rates to attract talent, and the financial resources of the consolidated entity, in determining remuneration. In particular, during the year ended June 30, 2017, the Board and the Remuneration and Nomination Committee have focused on hiring Senior Executives with appropriate global experience in the pharmaceutical industry so that the entity is best placed to deliver on the revised strategy. The Board and the Remuneration and Nomination Committee note that there is a level of overlap of key management personnel (“KMP”) during the financial year, with certain executives leaving the Company and other new executives joining the team. Such overlap is not anticipated to exist in future years.

The Board and the Remuneration and Nomination Committee have put in place both short term (cash bonus) and long term (employee share options) incentives for its employees.

Non-executive directors’ fees

The Constitution of the Company and the ASX listing rules specify that the aggregate remuneration of non-executive directors shall be determined from time to time by General Meeting. The last determination for the Company was at the Annual General Meeting held on October 28, 2005 when the shareholders approved an aggregate remuneration of A$560,000.

Non-Executive Directors’ fees are reviewed periodically by the Board and are regularly compared with those of companies of comparable market capitalisation and stage of development. The Chairman and Deputy Chairman’s fees are determined independently to the fees of other non-executive Directors based on comparative roles in the external market. The Non-Executive Directors fee structure is a fixed fee model (inclusive of superannuation). Since the end of the financial year the Non-Executive fee structure has been further reviewed and simplified, with an overall reduction in the number of Non-Executive Directors and their individual fee arrangements. Non-Executive Directors fees for the year ending June 30, 2018 are anticipated to amount to less than $300,000.

Executive directors and other KMP remuneration

The Board, the Remuneration and Nomination Committee in consultation with the Managing Director have put in place a performance based short-term incentive, in addition to the fixed remuneration, and long-term incentive based on tenure via the ESOP. The Board determines an appropriate level of fixed remuneration for the CEO and Group Executives, as well as the proportion of performance based remuneration. Fixed remuneration, consisting of base salary and superannuation, is reviewed annually at the end of each calendar year.

The executive remuneration and reward framework has three components:

•	fixed remuneration

•	short-term performance incentives

•	share-based payments

Fixed remuneration is reviewed annually by the Remuneration and Nomination Committee based on individual performance, the overall performance of the consolidated entity and comparable market remunerations.

The short-term incentives program is designed to align the targets of the consolidated entity with the performance hurdles of executives. Short-term incentive payments are granted to executives based on specific annual performance objectives, metrics and performance appraisals. Annual performance reviews are conducted at the end of each calendar year and bonuses are paid shortly after the performance reviews are completed.

The Board or the Remuneration and Nomination Committee may, at its discretion, award bonuses for exceptional performance.

The long-term incentive comprises equity-based payments. The consolidated entity aims to attract and retain high calibre executives, and align their interests with those of the shareholders, by granting equity-based payments based on tenure. The share-options issued to executives are governed by the ESOP.

Employee share option plan

The Employee Share Option Plan (‘ESOP’) was approved by shareholders on March 4, 2015.

The ESOP provides for the issue of options to eligible individuals, being employees or Officers of the consolidated entity, however it excludes Non-Executive Directors.

Each option issued under the ESOP entitles its holder to acquire one fully paid ordinary share and is exercisable at a price based on a formula, which includes the weighted average price of such shares at the close of trading on the Australian Securities Exchange for the seven days prior to the date of issue. The number of options offered, the amount payable, the vesting period, the option period, the conditions of exercise or any other factors are at the discretion of the Board of Directors.

The consolidated entity issued 5,120,000 share options under the ESOP during the financial year that ended June 30, 2017.

Any change to the ESOP will require approval by shareholders.

Use of remuneration consultants

During fiscal 2017, the Company did not engage remuneration consultants.

Details of remuneration

Details of the remuneration of the directors and other KMP of the Company are set out in the following tables.

The KMP of the consolidated entity consisted of the following directors of Novogen Limited:

Bryce Carmine	- Non-Executive Director, Deputy Chairman
Steven Coffey	- Non-Executive Director
Dr James Garner	- Managing Director, CEO
Prof Peter Gunning	- Non-Executive Director (resigned 5 September 2016)
John O’Connor	- Non-Executive Director, Chairman (resigned 8 June 2017)
Ian Phillips	- Non-Executive Director (resigned 8 June 2017)
Iain Ross	- Non-Executive Director, Chairman (appointed 8 June 2017)

And the following persons:
Dr David Brown	- Chief Scientific Officer (resigned March 10, 2017)
Dr Andrew Heaton	- CEO and President of Novogen North America, Inc. (resigned March 10, 2017)
Gabrielle Heaton	- Director of Finance and Administration (appointed March 13, 2017)
Kate Hill	- Interim Company Secretary (appointed September 9, 2016), Company Secretary (appointed March 6, 2017)
Dr Gordon Hirsch	- Chief Medical Officer (appointed November 21, 2016)
Cristyn Humphreys	- Chief Financial Officer (resigned March 15, 2017)
Dr Peng Leong	- Chief Business Officer (appointed September 1, 2016)
Lionel Mateo	- Company Secretary (resigned September 9, 2016)

	Short-term benefits					Post- employment benefits	Share- based payments
			Movements in accrued leave
	Cash salary	Cash	Non-			Super-	Equity-
	and fees	bonus	monetary	Health Insurance	Termination	annuation	settled	Total
2017	$	$	$	$	$	$	$	$

Non-Executive Directors:
B Carmine	117,123	—	—	—	—	11,127	—	128,250
S Coffey	46,338	—	—	—	—	35,000	—	81,338
P Gunning*	12,639	—	—	—	—	1,201	—	13,840
J O’Connor*,***	145,685	—	—	—	—	17,403	—	163,088
I Phillips*,***	79,713	—	—	—	—	—	—	79,713
I Ross	84,822	—	—	—	—	—	—	84,822

Executive Directors:
J Garner	410,412	90,000	25,755	3,758	—	35,283	259,454	824,662

Other Key Management Personnel:
A Heaton*,**,****	238,241	37,883	(34,442)	6,146	174,592	—	—	422,420
C Humphreys*	141,191	23,760	(4,934)	—	—	14,470	11,884	186,371
D Brown*, ****	203,754	32,588	(21,096)	—	140,780	13,797	—	369,823
G Heaton*	52,308	—	4,024	—	—	4,969	—	61,301
G Hirsch*	215,857	6,904	16,621	—	—	18,861	46,055	304,298
K Hill*	113,200	—	—	—	—	—	—	113,200
L Mateo*	25,192	—	1,095	—	—	2,364	—	28,651
P Leong*, **	394,811	—	15,001	28,717	—	—	85,864	524,393

	2,281,286	191,135	2,024	38,621	315,372	154,475	403,257	3,386,170

*	Remuneration for the duration of appointment as KMP

**	Salary paid in US dollars, but disclosed in Australian dollars using a conversion rate of .7545.

***	In addition to the above amounts, consultancy fees of A$20,531 were paid to Kumara Inc, a corporation in which Ian Phillips is a Director and has a beneficial interest, and consultancy fees of A$37,500 were paid to John O’Connor. These fees were incurred in respect of executive duties performed during the year and, in accordance with the Company’s Constitution, fall outside of the cap on Non-Executive Directors fees.

****	Consistent with their contractual terms, amounts of A$140,780 and A$174,592 were paid to D Brown and A Heaton respectively, in lieu of notice.

The table above does not include long service leave as no KMP have been employed by the consolidated entity for more than 5 years.

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

Remuneration and other terms of employment for key management personnel are formalised in service agreements. Details of these agreements are as follows:

Name:	James Garner
Title:	Chief Executive Officer, Managing Director
Agreement commenced:	February 1, 2016
Term of agreement:	Full-time employment
Details:	Base salary from February 1, 2017 of $425,000 (previously $400,000), to be reviewed annually by the Remuneration and Nomination Committee. James’s appointment with the consolidated entity may be terminated with the consolidated entity giving 6 months’ notice or by James giving 6 months’ notice. The consolidated entity may elect to pay James equal amount to that proportion of his salary equivalent 6 months’ pay in lieu of notice, together with any outstanding entitlements due to him.

Name:	Gabrielle Heaton
Title:	Director of Finance and Administration
Agreement commenced:	March 13, 2017
Term of agreement:	Full time employment
Details:	Base salary for fiscal 2017 of $170,000, to be reviewed annually by the Remuneration and Nomination Committee. Gabrielle’s appointment with the consolidated entity may be terminated with the consolidated entity giving 4 weeks’ notice or by Gabrielle giving 4 weeks’ notice. The consolidated entity may elect to pay Gabrielle equal amount to that proportion of her salary equivalent 4 weeks’ pay in lieu of notice, together with any outstanding entitlements due to her.

Name:	Gordon Hirsch
Title:	Chief Medical Officer
Agreement commenced:	November 21, 2016
Term of agreement:	Full-time employment
Details:	Base salary for fiscal 2017 of $351,841, to be reviewed annually by the Remuneration and Nomination Committee. Gordon’s appointment with the consolidated entity may be terminated with the consolidated entity giving 12 weeks’ notice or by Gordon giving 4 weeks’ notice. The consolidated entity may elect to pay Gordon equal amount to that proportion of his salary equivalent 12 weeks’ pay in lieu of notice, together with any outstanding entitlements due to him.

Name:	Kate Hill
Title:	Company Secretary
Agreement commenced:	September 9, 2016
Term of agreement:	Part-time contractor
Details:	Base remuneration for fiscal 2017 of $113,200, to be reviewed annually by the Remuneration and Nomination Committee. The contract is open ended. Kate’s appointment with the consolidated entity may be terminated with the consolidated entity giving 60 days’ notice or by Kate giving 60 days’ notice.

Name:	Peng Leong
Title:	Chief Business Officer
Agreement commenced:	September 1, 2016
Term of agreement:	Full-time employment
Details:	Base salary for fiscal 2017 of US$300,000 to be reviewed annually by the Remuneration and Nomination Committee. Peng also receives an annual stipend of USD 26,000 to provide health cover. Peng’s appointment with the consolidated entity may be terminated with the consolidated entity giving 90 days’ notice or by Peng giving 90 days’ notice. The consolidated entity may elect to pay Peng equal amount to that proportion of his salary equivalent 90 days’ pay in lieu of notice, together with any outstanding entitlements due to him.

Key management personnel have no entitlement to termination payments in the event of removal for misconduct.

Share-based compensation

Issue of shares

There were no shares issued to Directors and other KMP as part of remuneration during the fiscal 2017.

Options

The terms and conditions of each grant of options over ordinary shares affecting remuneration of Directors and other Key Management Personnel in this financial year or future reporting years are as follows:

Grant date	Number Of options	Vesting Date	Exercisable Date	Expiry date	Exercise Price	Fair value per option at grant date

15-October-2015	266,667	16-11-16	16-11-17	16-November-2020	$0.220	$0.128
01-February-2016	750,000	01-08-16	01-08-16	01-February-2021	$0.198	$0.081
01-February-2016	750,000	01-02-17	01-02-17	01-February-2021	$0.198	$0.081
01-February-2016	750,000	01-08-17	01-08-17	01-February-2021	$0.198	$0.081
01-February-2016	750,000	01-02-18	01-02-18	01-February-2021	$0.198	$0.081
01-February-2016	2,000,000	01-02-19	01-02-19	01-February-2021	$0.198	$0.086
01-February-2016	2,500,000	01-02-20	01-02-20	01-February-2021	$0.260	$0.087
05-September-2016	500,000	05-09-17	05-09-17	05-September-2021	$0.163	$0.051
05-September-2016	500,000	05-09-18	05-09-18	05-September-2021	$0.163	$0.051
05-September-2016	500,000	05-09-19	05-09-19	05-September-2021	$0.163	$0.051
05-September-2016	500,000	05-09-20	05-09-20	05-September-2021	$0.163	$0.051
31-October-2016	166,667	01-11-17	01-11-17	05-September-2021	$0.138	$0.044
31-October-2016	166,667	01-11-18	01-11-18	05-September-2021	$0.138	$0.044
31-October-2016	166,666	01-11-19	01-11-19	05-September-2021	$0.138	$0.044
21-November-2016	500,000	23-11-17	23-11-17	23-November-2021	$0.138	$0.046
21-November-2016	500,000	23-11-18	23-11-18	23-November-2021	$0.138	$0.046
21-November-2016	500,000	23-11-19	23-11-19	23-November-2021	$0.138	$0.046
21-November-2016	500,000	23-11-20	23-11-20	23-November-2021	$0.138	$0.046

None of the options listed in the table above were exercised during the year ended June 30, 2017.

Options granted carry no dividend or voting rights. Each option is convertible to one ordinary share upon exercise.

Remuneration options: granted and vested during the year

There were 4,500,000 options over ordinary shares issued to directors and other KMP as part of remuneration that were outstanding as at June 30, 2017.

There were 266,667 options over ordinary shares vested in fiscal 2017.

There is no Board policy in relation to staff members limiting their exposure to risk as options vest subject to service criteria, not performance criteria.

Remuneration options: expired during the year

During fiscal 2017, 1,033,333 options had lapsed.

Pension benefits

The Company paid A$288,000 during fiscal 2017 for employee superannuation benefits and pension benefits.

C. Board Practices

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

The Board only considers directors to be independent where they are independent of management and free of any business or other relationship that could materially interfere with, or could reasonably be perceived to interfere with, the exercise of their unfettered and independent judgment. The Board has adopted a definition of independence based on that set out in Principle 2.3 of the ASX Corporate Governance Principles and Recommendations (3rd edition). The Board will review the independence of each director in light of interests disclosed to the Board from time to time. In accordance with the definition of independence above, and the materiality thresholds set, the Board considers Bryce Carmine, Iain Ross and Steven Coffey to be independent directors.

There are procedures in place, agreed by the Board, to enable directors in furtherance of their duties to seek independent professional advice at the Company’s expense.

The appointment and expiration dates of each director in office at the date of this report is as follows:

Name	Position	Year first appointed	Current term expires

Bryce Carmine	Non-Executive	2015	November 2017

Iain Ross	Non-Executive Director	2014 (resigned November 22, 2014 Re-appointed July 22, 2015)	November 2018

Steven Coffey	Non-Executive Director	2012	November 2019

James Garner	Managing Director, CEO	2016	N/A (managing director exempt from election under constitution and Australian corporation law)

Further details on each director can be found in “Names, titles, experience and expertise” above.

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

Board of Directors

The Board of Novogen Limited is elected by and accountable to shareholders. The Board monitors and directs the business and is responsible for the corporate governance of the Company. As at June 30, 2017, the Board comprised of four directors, three of whom were non-executive directors.

Committees

The Board has established an Audit, Risk and Governance Committee, a Remuneration and Nomination Committee, and a Scientific Committee.

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

Members of the Audit, Risk and Governance Committee are Steven Coffey (Chairman), Bryce Carmine and Iain Ross, each of whom is an independent director.

Remuneration and Nomination Committee

The purpose of the Remuneration and Nomination Committee is to assist and advise the Board to develop, implement and, from time to time, update policies in relation to:

•	the selection, nomination and appointment processes for directors; and

•	the remuneration of key management personnel and directors.

This committee is accountable to the Board for its performance and is subject to an annual review by the Board. Members of the Remuneration and Nomination Committee are Bryce Carmine (Chairman), Steven Coffey and Iain Ross.

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

D. Employees

As of the end of each of the last three fiscal years, the Company employed the following number of people:

Category of Activity	Number of People
	2017	2016	2015
Research and Development	10	9	7
Finance and Administration	6	7	7

Total	16	16	14

Geographic Location	Number of People
	2017	2016	2015
Australia	15	15	13
United States	1	1	1

Total	16	16	14

E. Share Ownership

Directors’ and KMP interests in the shares and options of the Company for fiscal 2017:

Shareholding

The number of shares in the Company held during fiscal 2017 by each Director and other members of Key Management Personnel of the Company, including their personally related parties, is set out below:

	Balance at the start of the year	Received as part of remuneration	Additions	Disposals/ other	Balance at the end of the year
Ordinary shares
B Carmine	318,181	—	—	—	318,181
S Coffey	822,460	—	597,540	—	1,420,000
J O’Connor (resigned June 8, 2017)*	325,035	—	—	—	325,035
J Garner	150,000	—	350,000	—	500,000
I Ross	750,000	—	1,450,000	—	2,200,000
I Phillips (resigned June 8, 2017)*	70,000	—	—	—	70,000
A Heaton (resigned March 10, 2017)*	5,165,098	—	17,298,662	(2,842,633)	19,621,127
C Humphreys (resigned March 15, 2017)*	183,683	—	—	(183,683)	—
D Brown (resigned March 10, 2017 )*	3,497,795	—	8,166,651	—	11,664,446
K Hill (appointed September 9, 2016)*	—	—	300,000	—	300,000

	11,282,252	—	28,162,853	(3,026,316)	36,418,789

*	Number of shares as at last day of employment with Novogen

Option holding

The number of options over ordinary shares in the Company held during fiscal 2017 by each Director and other members of Key Management Personnel of the Company, including their personally related parties, is set out below:

	Balance at the start of the year	Granted	Exercised	Expired/ forfeited/ other	Balance at the end of the year
Options over ordinary shares
J O’Connor*	23,218	—	—	—	23,218
S Coffey*	58,747	—	—	—	58,747
J Garner***	7,500,000	—	—	—	7,500,000
C Humphreys*	7,592	—	—	—	7,592
C Humphreys**	800,000	—	—	(533,333)	266,667
L Mateo**	500,000	—	—	(500,000)	—
G Hirsch***	—	2,000,000	—	—	2,000,000
P Leong***	—	2,500,000	—	—	2,500,000

	8,889,557	4,500,000	—	(1,033,333)	12,356,224

*	The above listed options were not issued as part of remuneration.
**	Options issued under the Employee Share Option Plan. Unvested options are forfeited upon cessation of employment with the consolidated entity.
***	Options issued under the Employee Share Option Plan.

	Vested and exercisable	Vested and unexercisable	Balance at the end of the year
Options over ordinary shares
J O’Connor*	23,218	—	23,218
S Coffey*	58,747	—	58,747
C Humphreys*	7,592	—	7,592
C Humphreys	—	266,667	266,667

	89,557	266,667	356,224

*	The above listed options were not issued as part of remuneration.

For all other KMPs, no options were vested at year end.

In addition to Director’s fees, Consultancy fees of $20,531 were paid to Kumara Inc for executive duties. Kumara Inc is a corporation in which Ian Phillips is a Director and has a beneficial interest.

In addition to Director’s fees, Consultancy fees of $37,500 were paid to John O’Connor for executive duties.

Share-based compensation

There were no shares issued to Directors or other KMP as part of compensation during fiscal 2017

Item 7.	Major Shareholders and Related Party Transactions

A. Major shareholders

As of June 30, 2017, Hishenk Pty Limited beneficially owned 26,900,000 or 5.57% of the total outstanding ordinary shares on issue.

At August 24, 2017 there were 1,739,030 of the Company’s ADSs outstanding, representing 173,903,059 ordinary shares (or 35.98% of the then outstanding ordinary shares). At August 24, 2017 there were 52 registered holders of the Company’s ADSs.

There have been no other significant shareholders in the last three fiscal years.

B. Related party transactions

Other than as disclosed below, during fiscal 2017, we did not enter into any transactions or loans with any: (i) enterprises that directly or indirectly, through one or more intermediaries, control, are controlled by or are under common control with us; (ii) associates; (iii) individuals owning, directly or indirectly, an interest in our voting power that gives them significant influence over us, and close members of any such individual’s family; (iv) executive officers and close members of such individuals’ families; or (v) enterprises in which a substantial interest in our voting power is owned, directly or indirectly, by any person described in (iii) or (iv) or over which such person is able to exercise significant influence.

In addition to Director’s fees, Consultancy fees of $20,531 were paid to Kumara Inc for executive duties. Kumara Inc is a corporation in which Ian Phillips is a Director and has a beneficial interest.

In addition to Director’s fees, Consultancy fees of $37,500 were paid to John O’Connor for executive duties.

Transactions between related parties are on normal commercial terms and the conditions no more favorable than those available to other non-related parties.

C. Interests of Experts and Counsel

Not applicable

Item 8.	Financial Information

A. Consolidated Statements and Other Financial Information

Consolidated financial statements are included in Item 18. “Financial Statements” commencing on page F-1.

Legal proceedings

There are no pending legal proceedings which either individually or in the aggregate will have a significant effect on the Company’s financial position or loss, nor have any such proceedings had any impact in the recent past.

Dividends

There were no dividends paid, recommended or declared during fiscal years 2017, 2016 or 2015.

B. Significant Changes

No significant change has occurred since the date of the annual financial statements included in this Annual Report on Form 20-F.

Item 9.	The Offer and Listing

A. Offer and listing details

The following table sets forth, for the calendar periods indicated, the high and low market quotations for Novogen’s ordinary shares, as quoted on the ASX, and Novogen’s ADSs, as quoted on the NASDAQ Capital Market.

Novogen Limited share price history

•	ASX

The Company’s ordinary shares are traded on the ASX. The following table sets forth, for the periods indicated, the high and low market quotations for our ordinary shares, as quoted on the ASX.

	Per Ordinary Share (A$)
	High	Low
Fiscal Year Ended June 30,
2013	0.47	0.06
2014	0.40	0.15
2015	0.45	0.08
2016	0.30	0.10
2017	0.12	0.04

Quarter Ended:
September 2015	0.30	0.14
December 2015	0.18	0.11
March 2016	0.15	0.10
June 2016	0.14	0.10
September 2016	0.12	0.08
December 2016	0.11	0.08
March 2017	0.11	0.05
June 2017	0.05	0.04
September 2017	0.04	0.04

Month Ended:
April 2017	0.06	0.05
May 2017	0.06	0.04
June 2017	0.05	0.04
July 2017	0.05	0.04
August 2017	0.04	0.04
September 2017	0.04	0.04

•	NASDAQ CAPITAL MARKET

The ADSs are traded on the NASDAQ Capital Market under the symbol “NVGN.” The following table sets forth, for the periods indicated, the high ask and low bid prices of the ADSs on the NASDAQ Capital Market:

	Per ADS (US$)*
	High	Low
Fiscal Year Ended June 30
2013	10.49	0.76
2014	6.84	3.42
2015	9.50	1.51
2016	5.35	1.79
2017	3.82	0.70

Quarter Ended:
September 2015	5.35	2.32
December 2015	3.09	1.98
March 2016	2.85	1.79
June 2016	2.67	1.81
September 2016	2.44	1.72
December 2016	1.96	1.39
March 2017	1.90	1.27
June 2017	1.45	0.70
September 2017	3.82	0.80

Month Ended:
April 2017	1.45	0.85
May 2017	1.12	0.85
June 2017	1.00	0.70
July 2017	3.82	0.80
August 2017	3.57	3.00
September 2017	3.24	3.00

*	Note the Company effected a change to the ADS ratio on January 3, 2012. The ratio changed from each ADS representing 5 ordinary shares to now representing 25 ordinary shares. On July 14, 2017 this ratio was changed such that from that date each ADS represents one hundred ordinary Novogen shares. All of the ADS prices presented above have been adjusted to be comparative to the current ratio.

B. Plan of Distribution

Not applicable

C. Markets

Novogen’s principal listing exchange and the exchange upon which its ordinary shares are quoted is the Australian Securities Exchange (“ASX”). The trading symbol on ASX is ‘NRT’.

Novogen’s ordinary shares trade in the U.S. in the form of ADSs on the NASDAQ Capital Market. Each ADS represents 100 ordinary shares of Novogen. The trading symbol on the NASDAQ Capital Market is ‘NVGN’. Novogen has entered into a Deposit Agreement with The Bank of New York Mellon under which the Bank of New York, acting as depositary, issues the ADSs.

D. Selling Shareholders

Not applicable

E. Dilution

Not applicable

F. Expenses of the issue

Not applicable

Item 10.	Additional Information

A. Share Capital

Not applicable

B. Memorandum and Articles of Association

Our Constitution is similar in nature to the bylaws of a U.S. corporation. It does not provide for or prescribe any specific objectives or purposes of Novogen. Our Constitution is subject to the terms of the ASX Listing Rules and the Corporations Act. It may be amended or repealed and replaced by special resolution of shareholders, passed by at least 75% of the votes cast by shareholders entitled to vote on the resolution.

Under Australian law, a company has the legal capacity and powers of an individual both within and outside Australia. The material provisions of our Constitution are summarized below. This summary is not intended to be complete nor to constitute a definitive statement of the rights and liabilities of our shareholders, and is qualified in its entirety by reference to the complete text of our Constitution, a copy of which is filed as Exhibit 1.1 to this Annual Report.

Interested Directors

A director may not vote in respect of any contract or arrangement in which the director has, directly or indirectly, any material interest according to our Constitution. However, that director may execute or otherwise act in respect of that contract or arrangement notwithstanding any material personal interest. Unless a relevant exception applies, the Corporations Act requires our directors to provide disclosure of certain interests or conflicts of interests and prohibits directors from voting on matters in which they have a material personal interest. In addition, the Corporations Act and the ASX Listing Rules require shareholder approval of any provision of related party benefits to our directors.

Directors compensation

Our directors are paid remuneration for their services as directors (but excluding any remuneration payable to a director under any executive services contract with us or one of our related bodies corporate) which is determined in a general meeting of shareholders. The aggregate, fixed sum for directors’ remuneration is to be divided among the directors in such proportion as the directors themselves agree and in accordance with our Constitution. The fixed sum remuneration for directors may not be increased except at a general meeting of shareholders and the particulars of the proposed increase are required to have been provided to shareholders in the notice convening the meeting. In addition, executive directors may be paid remuneration as employees of Novogen.

Fees payable to our non-executive directors must be by way of a fixed sum and not by way of a commission on or a percentage of profits or operating revenue. Remuneration paid to our executive directors must also not include a commission or percentage of operating revenue.

Pursuant to our Constitution, any director who performs services that in the opinion of our board of directors, are outside the scope of the ordinary duties of a director may be paid extra remuneration, which is determined by our board of directors.

In addition to other remuneration provided in our Constitution, all of our directors are entitled to be paid by us for reasonable travel accommodation and other expenses incurred by the directors in attending general meetings, board meetings, committee meetings or otherwise in connection with our business.

Borrowing powers exercisable by Directors

Pursuant to our Constitution, the management and control of our business affairs are vested in our board of directors. Our board of directors has the power to raise or borrow money, and charge any of our property or business or any uncalled capital, and may issue debentures or give any other security for any of our debts, liabilities or obligations or of any other person, in each case, in the manner and on terms it deems fit.

Retirement of Directors

Pursuant to our Constitution and the ASX Listing Rules, at least one director, other than the managing director, must retire from office at every annual general meeting. The director who retires in this manner is required to be the director longest in office since last being elected. A director, other than the director who is the Chief Executive Officer, must retire from office at the conclusion of the third annual general meeting after which the director was elected. Retired directors are eligible for a re-election to the board of directors unless disqualified from acting as a director under the Corporations Act or our Constitution.

Rights and restrictions on classes of shares

The rights attaching to our ordinary shares are detailed in our Constitution. Our Constitution provides that our directors may issue shares with preferred, deferred or other special rights, whether in relation to dividends, voting, return of share capital or otherwise as our board of directors may determine. Subject to any approval which is required from our shareholders under the Corporations Act and the ASX Listing Rules, we may issue further shares on such terms and conditions as our board of directors resolve.

Dividend rights

Our board of directors may from time to time determine to pay dividends to shareholders. All dividends unclaimed for one year after having been declared may be invested or otherwise made use of by our board of directors for our benefit until claimed or otherwise disposed of in accordance with our Constitution.

Voting rights

Under our Constitution, and subject to any voting exclusions imposed under the ASX Listing Rules (which typically exclude parties from voting on resolutions in which they have an interest), the rights and restrictions attaching to a class of shares, each shareholder has one vote on a show of hands at a meeting of the shareholders unless a poll is demanded under the Constitution or the Corporations Act. On a poll vote, each shareholder shall have one vote for each fully paid share and a fractional vote for each share held by that shareholder that is not fully paid, such fraction being equivalent to the proportion of the amount that has been paid to such date on that share. Shareholders may vote in person or by proxy, attorney or representative. Under Australian law, shareholders of a public company are not permitted to approve corporate matters by written consent. Our Constitution does not provide for cumulative voting. Note that ADS holders may not directly vote at a meeting of the shareholders but may instruct the depositary to vote the number of deposited ordinary shares their ADSs represent.

Right to share in our profits

Pursuant to our Constitution, our shareholders are entitled to participate in our profits only by payment of dividends. Our board of directors may from time to time determine to pay dividends to the shareholders; however, no dividend is payable except in accordance with the thresholds set out in the Corporations Act.

Rights to share in the surplus in the event of liquidation

Our Constitution provides for the right of shareholders to participate in a surplus in the event of our liquidation, subject to the rights attaching to a class of shares.

No redemption provision for ordinary shares

There are no redemption provisions in our Constitution in relation to ordinary shares. Under our Constitution, any preference shares may be issued on the terms that they are, or may at our option be, liable to be redeemed.

Variation or cancellation of share rights

Subject to the terms of issue of shares of that class, the rights attached to shares in a class of shares may only be varied or cancelled by either:

•	a special resolution passed by members holding shares in the class; or

•	the written consent of members with at least 75% of the shares in the class.

Directors may make calls

Our Constitution provides that subject to the terms on which the shares have been issued directors may make calls on a shareholder for amounts unpaid on shares held by that shareholder, other than monies payable at fixed times under the conditions of allotment.

General Meetings of Shareholders

General meetings of shareholders may be called by our board of directors. Except as permitted under the Corporations Act, shareholders may not convene a meeting. The Corporations Act requires the directors to call and arrange to hold a general meeting on the request of shareholders with at least 5% of the votes that may be cast at a general meeting or at least 100 shareholders who are entitled to vote at the general meeting. Notice of the proposed meeting of our shareholders is required at least 28 days prior to such meeting under the Corporations Act.

Foreign Ownership Regulation

There are no limitations on the rights to own securities imposed by our Constitution. However, acquisitions and proposed acquisitions of securities in Australian companies may be subject to review and approval by the Australian Federal Treasurer under the Foreign Acquisitions and Takeovers Act 1975, or the FATA, which generally applies to acquisitions or proposed acquisitions:

•	by a foreign person (as defined in the FATA) or associated foreign persons that would result in such persons having an interest in 20% or more of the issued shares of, or control of 20% or more of the voting power in, an Australian public company; and

•	by non-associated foreign persons that would result in such foreign persons having an aggregate interest in 40% or more of the issued shares of, or control of 40% or more of the voting power in, an Australian public company, where the Australian company is valued above the monetary threshold prescribed by FATA.

However, no such review or approval under the FATA is required if the foreign acquirer is a U.S. entity or an entity from certain other countries and the value of the target is less than A$1,094 million.

The Australian Federal Treasurer may prevent a proposed acquisition in the above categories or impose conditions on such acquisition if the Treasurer is satisfied that the acquisition would be contrary to the national interest. If a foreign person acquires shares or an interest in shares in an Australian company in contravention of the FATA, the Australian Federal Treasurer may order the divestiture of such person’s shares or interest in shares in that Australian company.

Ownership Threshold

There are no provisions in our Constitution that require a shareholder to disclose ownership above a certain threshold. The Corporations Act, however, requires a shareholder to notify us and the ASX once it, together with its associates, acquires a 5% interest in our ordinary shares, at which point the shareholder will be considered to be a “substantial” shareholder. Further, once a shareholder owns a 5% interest in us, such shareholder must notify us and the ASX of any increase or decrease of 1% or more in its holding of our ordinary shares, and must also notify us and the ASX on its ceasing to be a “substantial” shareholder. As we are now a U.S. public company, our shareholders are also subject to disclosure requirements under U.S. securities laws.

Issues of Shares and Change in Capital

Subject to our Constitution, the Corporations Act, the ASX Listing Rules and any other applicable law, we may at any time issue shares and grant options or warrants on any terms, with preferred, deferred or other special rights and restrictions and for the consideration and other terms that the directors determine. Subject to the requirements of our Constitution, the Corporations Act, the ASX Listing Rules and any other applicable law, including relevant shareholder approvals, we may consolidate or divide our share capital into a larger or smaller number by resolution, reduce our share capital (provided that the reduction is fair and reasonable to our shareholders as a whole and does not materially prejudice our ability to pay creditors) or buy back our ordinary shares whether under an equal access buy-back or on a selective basis.

Change of Control

Takeovers of listed Australian public companies, such as Novogen, are regulated by the Corporations Act, which prohibits the acquisition of a “relevant interest” in issued voting shares in a listed company if the acquisition will lead to that person’s or someone else’s voting power in Novogen increasing from 20% or below to more than 20% or increasing from a starting point that is above 20% and below 90%, subject to a range of exceptions.

Generally, a person will have a relevant interest in securities if the person:

•	is the holder of the securities;

•	has power to exercise, or control the exercise of, a right to vote attached to the securities; or

•	has the power to dispose of, or control the exercise of a power to dispose of, the securities, including any indirect or direct power or control.

If, at a particular time, a person has a relevant interest in issued securities and the person:

•	has entered or enters into an agreement with another person with respect to the securities;

•	has given or gives another person an enforceable right, or has been or is given an enforceable right by another person, in relation to the securities (whether the right is enforceable presently or in the future and whether or not on the fulfillment of a condition);

•	has granted or grants an option to, or has been or is granted an option by, another person with respect to the securities; or

•	the other person would have a relevant interest in the securities if the agreement were performed, the right enforced or the option exercised;

the other person is taken to already have a relevant interest in the securities.

There are a number of exceptions to the above prohibition on acquiring a relevant interest in issued voting shares above 20%. In general terms, some of the more significant exceptions include:

•	when the acquisition results from the acceptance of an offer under a formal takeover bid;

•	when the acquisition is conducted on market by or on behalf of the bidder under a takeover bid, the acquisition occurs during the bid period, the bid is for all the voting shares in a bid class and the bid is unconditional or only conditioned on prescribed matters set out in the Corporations Act;

•	when shareholders of Novogen approve the takeover by resolution passed at general meeting;

•	an acquisition by a person if, throughout the six months before the acquisition, that person or any other person has had voting power in Novogen of at least 19% and, as a result of the acquisition, none of the relevant persons would have voting power in Novogen more than three percentage points higher than they had six months before the acquisition;

•	when the acquisition results from the issue of securities under a rights issue;

•	when the acquisition results from the issue of securities under dividend reinvestment schemes;

•	when the acquisition results from the issue of securities under underwriting arrangements;

•	when the acquisition results from the issue of securities through operation of law;

•	an acquisition that arises through the acquisition of a relevant interest in another listed company which is listed on a prescribed financial market or a financial market approved by ASIC;

•	an acquisition arising from an auction of forfeited shares conducted on-market; or

•	an acquisition arising through a compromise, arrangement, liquidation or buy-back.

Breaches of the takeovers provisions of the Corporations Act are criminal offenses. ASIC and the Australian Takeover Panel have a wide range of powers relating to breaches of takeover provisions, including the ability to make orders canceling contracts, freezing transfers of, and rights attached to, securities, and forcing a party to dispose of securities. There are certain defenses to breaches of the takeover provisions provided in the Corporations Act.

Access to and Inspection of Documents

Inspection of our records is governed by the Corporations Act. Any member of the public has the right to inspect or obtain copies of our registers on the payment of a prescribed fee. Shareholders are not required to pay a fee for inspection of our registers or minute books of the meetings of shareholders. Other corporate records, including minutes of directors’ meetings, financial records and other documents, are not open for inspection by shareholders. Where a shareholder is acting in good faith and an inspection is deemed to be made for a proper purpose, a shareholder may apply to the court to make an order for inspection of our books.

C. Material contracts

Convertible Note Deed Poll and Amendment

On December 4, 2014, the consolidated entity and the convertible note holder (‘Triaxial’) signed a Convertible Note Deed Poll (‘Deed’) which superseded the precedent Loan Agreement between Triaxial shareholders and the consolidated entity. The Deed extinguishes the liability created by the Loan Agreement, which previously allowed for a cash settlement and now allows Triaxial to convert their debt into ordinary shares during the current financial year, providing that the Company achieves defined milestones established in the schedule of the Deed. Accordingly the convertible note has been reclassified as an equity instrument rather than debt instrument.

During the Financial year ended June 30, 2017, the Company reached two milestones triggering the conversion of a portion of its convertible note as follows;

•	on August 11, 2016 the Company announced the submission of an IND application. On September 10, 2016, the Company received a letter from the FDA advising the study may proceed triggering conversion of 20,000,000 ordinary shares.

•	on October 31, 2016, the Company announced it had licensed a Phase II ready molecule triggering the conversion of 16,000,000 ordinary shares.

The remaining portion of the convertible note may be exercised at the holders’ discretion on completion of Phase II clinical trial or achieving Breakthrough Designation. Completion will be deemed to occur upon the receipt by the consolidated entity of a signed study report or notification of the designation resulting in the option for the holder to convert A$600,000 face value of convertible notes into 24,000,000 ordinary shares in the consolidated entity.

There is a possibility for an early conversion of the convertible notes if a third party acquires more than 50% of the issued capital of the consolidated entity.

D. Exchange controls

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

Under the Foreign Takeovers Act, as currently in effect, any foreign person, together with associates, is prohibited from acquiring, without prior approval from the Australian Treasurer, 15% or more of the voting power (including potential voting power) or issued shares (including rights to issued shares) (“Substantial Interest”) of an entity such as Novogen, whose total share value or gross assets (whichever is higher) exceed A$231 million. If the person is a U.S. investor, the A$231 million threshold applies only for investments in prescribed sensitive sectors, otherwise a threshold of A$1,004 million rather than A$231 million applies. All direct investment by foreign governments and their related entities regardless of the value of the investment, including proposals to establish new businesses, must be notified to the Australian Treasurer. Where an acquisition is made in breach of these requirements, the Australian Treasurer may make an order requiring the acquirer to dispose of its Substantial Interest within a specified period of time. In addition, if a foreign person acquires a Substantial Interest in Novogen in circumstances where the above thresholds would be exceeded and as a result the total holdings of all foreign persons and their associates exceeds 40% in aggregate without the approval of the Australian Treasurer, then the Australian Treasurer may make an order requiring the acquirer to dispose of its Substantial Interest within a specified period of time. The same rule applies if the total holdings of all foreign persons and their associates already exceeds 40% and a foreign person (or its associate) acquires any further interests, including in the course of trading in the secondary market of the ADSs.

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

E. Taxation

U.S. Taxation

This section describes the material U.S. federal income tax consequences to a U.S. holder of owning ordinary shares or ADSs. It applies only to ordinary shares or ADSs that are held as capital assets for tax purposes. This section does not apply to a holder of ordinary shares or ADSs that is a member of a special class of holders subject to special rules, including a dealer in securities, a trader in securities who elects to use a mark-to-market method of accounting for its securities holdings, a tax-exempt organization, a life insurance company, a person liable for alternative minimum tax, a person who actually or constructively owns 10 per cent or more of the voting stock of the company, a person that holds ordinary shares or ADSs as part of a straddle or a hedging or conversion transaction, a person that purchases or sells ordinary shares or ADSs as part of a wash sale for tax purposes, or a person whose functional currency is not the U.S. dollar.

If a partnership holds the ordinary shares or ADSs, the U.S. federal income tax treatment of a partner generally will depend on the status of the partner and the tax treatment of the partnership. A partner in a partnership holding the ordinary shares or ADSs should consult its tax adviser with regard to the U.S. federal income tax treatment of an investment in the ordinary shares or ADSs. This section is in part based on the representations of the Depositary and the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms.

In general, for U.S. federal income tax purposes, a holder of ADSs will be treated as the owner of the ordinary shares represented by those ADSs. Exchanges of ordinary shares for ADSs, and ADSs for ordinary shares generally will not be subject to U.S. federal income tax.

Distributions

Subject to the passive foreign investment company rules discussed below, U.S. holders generally will include as dividend income the U.S. dollar value of the gross amount of any distributions of cash or property (without deduction for any withholding tax), other than certain pro rata distributions of ordinary shares, with respect to ordinary shares to the extent the distributions are made from our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. A U.S. holder will include the dividend income on the day actually or constructively received by the holder, in the case of ordinary shares, or by the depositary, in the case of ADSs. We do not intend to maintain calculations of earnings and profits, as determined for U.S. federal income tax purposes. Consequently, any distributions generally will be reported as dividend income.

Dividends paid to a non-corporate U.S. holder on shares or ADSs will generally be taxable at the preferential rates applicable to long-term capital gains provided (a) that certain holding period requirements are satisfied, (b) the U.S.-Australia income tax treaty is a qualified treaty and we are eligible for benefits under the treaty or our ordinary shares or ADSs are readily tradable on a U.S. securities market, and (c) provided that we were not, in the taxable year prior to the year in which the dividend was paid, and are not, in the taxable year in which the dividend is paid, a PFIC. The Treaty has been approved for the purposes of the qualified dividend rules and the ADSs are listed on NASDAQ. If, as is likely, the Company is currently a PFIC, any dividends paid to a non-corporate U.S. holder will not qualify for the preferential tax rates ordinarily applicable to “qualified dividends.” In the case of a corporate U.S. holder, dividends on shares and ADSs are taxed as ordinary income and will not be eligible for the dividends received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations.

The amount of any cash distribution paid in any foreign currency will be equal to the U.S. dollar value of such currency, calculated by reference to the spot rate in effect on the date such distribution is received by the U.S. holder or, in the case of ADSs, by the Depositary, regardless of whether and when the foreign currency is in fact converted into U.S. dollars. If the foreign currency is converted into U.S. dollars on the date received, the U.S. holder generally should not recognize foreign currency gain or loss on such conversion. If the foreign currency is not converted into U.S. dollars on the date received, the U.S. holder will have a basis in the foreign currency equal to its U.S. dollar value on the date received, and generally will recognize foreign currency gain or loss on a subsequent conversion or other disposal of such currency. Such foreign currency gain or loss generally will be treated as U.S. source ordinary income or loss for foreign tax credit limitation purposes.

Dividends will be income from sources outside the United States, and generally will be “passive category” income or, for certain taxpayers, “general category” income, which are treated separately from each other for the purpose of computing the foreign tax credit allowable to a U.S. holder. In general, a taxpayer’s ability to use foreign tax credits may be limited and is dependent on the particular circumstances. U.S. holders should consult their own tax advisers with respect to these matters.

Sale, Exchange or other Disposition of Ordinary Shares or ADSs

Subject to the PFIC rules discussed below, a U.S. holder who sells or otherwise disposes of ordinary shares or ADSs will recognize a capital gain or loss for U.S. federal income tax purposes equal to the difference between the U.S. dollar value of the amount realized and the holder’s tax basis, determined in U.S. dollars, in those ordinary shares or ADSs. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes. The capital gain of a non-corporate U.S. holder is generally taxed at preferential rates where the holder has a holding period greater than 12 months in the shares or ADSs sold. There are limitations on the deductibility of capital losses.

The U.S. dollar value of any foreign currency received upon a sale or other disposition of ordinary shares or ADSs will be calculated by reference to the spot rate in effect on the date of sale or other disposal (or, in the case of a cash basis or electing accrual basis taxpayer, at the spot rate of exchange on the settlement date). A U.S. holder will have a tax basis in the foreign currency received equal to that U.S. dollar amount, and generally will recognize foreign currency gain or loss on a subsequent conversion or other disposal of the foreign currency. This foreign currency gain or loss generally will be treated as U.S. source ordinary income or loss for foreign tax credit limitation purposes. However, if such foreign currency is converted into U.S. dollars on the date received by the U.S. holder, a cash basis or electing accrual basis U.S. holder should not recognize any gain or loss on such conversion.

Passive Foreign Investment Company

A non-U.S. corporation will be a PFIC for U.S. federal income tax purposes for any taxable year if either:

•	75 per cent or more of its gross income for such year is “passive income” which for this purpose generally includes dividends, interest, royalties, rents and gains from commodities and securities transactions and gains from assets that produce passive income (the “Income Test”); or

•	50 per cent or more of the value of its gross assets (based on an average of the quarterly values of the gross assets) during such year is attributable to assets that produce passive income or are held for the production of passive income (the “Asset Test”).

We believe it is likely the Company qualified as a PFIC for fiscal 2017 and fiscal 2016. This arose because of the decline in the Company’s stock price coupled with the fact that the applicable PFIC rules treat working capital as passive assets for purposes of the PFIC Asset Test. As a consequence, any gain realized on the sale or other disposition of ordinary shares or ADSs would in general not be treated as a capital gain. Instead, a U.S. holder would be treated as if it had realized such gain and certain “excess distributions” ratably over its holding period for the ordinary shares or ADSs and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year. In addition, dividends received with respect to ordinary shares or ADSs would not be eligible for the special tax rates applicable to qualified dividend income if the company were a PFIC either in the taxable year of the distribution or the preceding taxable year, but instead would be taxable under the tax rules described above. Assuming the shares or ADSs are “marketable stock”, a U.S. holder may mitigate the adverse tax consequences described above by timely electing to be taxed annually on a mark-to-market basis with respect to such shares or ADSs.

Holders of PFIC stock are subject to additional U.S. information reporting rules. If a U.S. holder owns ordinary shares or ADSs during any year in which we are a PFIC, the U.S. holder generally will be required to file an IRS Form 8621 (“Information Return by a Shareholder of a PFIC or Qualified Electing Fund”) with respect to the Company, generally with the U.S. holder’s federal income tax return for that year.

U.S. holders should consult their tax advisors with respect to the Company’s status as a PFIC, the availability and desirability of a mark-to-market election, and such U.S. holder’s information reporting obligations.

Australian Tax Considerations

In this section, we discuss the material Australian income tax, stamp duty and goods and services tax considerations related to the acquisition, ownership and disposal by the absolute beneficial owners of the ordinary shares or ADSs.

It is based upon existing Australian tax law as of the date of this registration statement, which is subject to change, possibly retrospectively. This discussion does not address all aspects of Australian tax law which may be important to particular investors in light of their individual investment circumstances, such as shares held by investors subject to special tax rules (for example, financial institutions, insurance companies or tax exempt organizations). In addition, this summary does not discuss any foreign or state tax considerations, other than stamp duty and goods and services tax.

Prospective investors are urged to consult their tax advisors regarding the Australian and foreign income and other tax considerations of the acquisition, ownership and disposition of the shares. This summary is based upon the premise that the holder is not an Australian tax resident and is not carrying on business in Australia through a permanent establishment (referred to as a “Non-Australian Shareholder” in this summary).

Australian Income Tax

Nature of ADSs for Australian Taxation Purposes

Ordinary shares represented by ADSs held by a U.S. holder will be treated for Australian taxation purposes as held under a “bare trust” for such holder. Consequently, the underlying ordinary shares will be regarded as owned by the ADS holder for Australian income tax and capital gains tax purposes. Dividends paid on the underlying ordinary shares will also be treated as dividends paid to the ADS holder, as the person beneficially entitled to those dividends. Therefore, in the following analysis we discuss the tax consequences to Non-Australian Shareholders which, for Australian taxation purposes, will be the same as to U.S. holders of ADSs.

Taxation of Dividends

Australia operates a dividend imputation system under which dividends may be declared to be “franked” to the extent of tax paid on company profits. Fully franked dividends are not subject to dividend withholding tax. Dividends payable to Non-Australian Shareholders will be subject to dividend withholding tax, to the extent the dividends are not foreign (i.e., non-Australian) sourced and declared to be conduit foreign income, or CFI, and are unfranked. Dividend withholding tax will be imposed at 30%, unless a shareholder is a resident of a country with which Australia has a double taxation agreement and qualifies for the benefits of the treaty. Under the provisions of the current Double Taxation Convention between Australia and the United States, the Australian tax withheld on unfranked dividends that are not CFI paid by us to whom a resident of the United States is beneficially entitled is limited to 15%.

If a company that is a Non-Australian Shareholder directly owns a 10% or more interest, the Australian tax withheld on unfranked dividends (that are not CFI) paid by us to whom a resident of the United States is beneficially entitled is limited to 5%. In limited circumstances, the rate of withholding can be reduced to zero.

Tax on Sales or other Dispositions of Shares—Capital Gains Tax

Non-Australian Shareholders will not be subject to Australian capital gains tax on the gain made on a sale or other disposal of ordinary shares, unless they, together with associates, hold 10% or more of our issued capital, at the time of disposal or for 12 months of the last two years prior to disposal.

Non-Australian Shareholders who own a 10% or more interest would be subject to Australian capital gains tax if more than 50% of our assets held directly or indirectly, determined by reference to market value, consists of Australian real property (which includes land and leasehold interests) or Australian mining, quarrying or prospecting rights. The Double Taxation Convention between the United States and Australia is unlikely to limit the amount of this taxable gain. Australian capital gains tax applies to net capital gains of Foreign Shareholders at the Australian tax rates for non-Australian residents, which start at a marginal rate of 32.5%. Net capital gains are calculated after reduction for capital losses, which may only be offset against capital gains.

The 50% capital gains tax discount is not available to Non-Australian Shareholders on gains accrued after May 8, 2012. Companies are not entitled to a capital gains tax discount.

Broadly, where there is a disposal of certain taxable Australian property, the purchaser will be required to withhold and remit to the Australian Taxation Office (“ATO”) 12.5% of the proceeds from the sale. A transaction is excluded from the withholding requirements in certain circumstances, including where the value of the taxable Australian property is less than A$750,000, the transaction is an on-market transaction conducted on an approved stock exchange, a securities lending, or the transaction is conducted using a broker operated crossing system. There is also an exception to the requirement to withhold where the ATO Commissioner issues a clearance certificate which broadly certifies that the vendor is not a foreign person. The Non-Australian Shareholder may be entitled to receive a tax credit for the tax withheld by the purchaser which they may claim in their Australian income tax return.

Tax on Sales or other Dispositions of Shares—Shareholders Holding Shares on Revenue Account

Some Non-Australian Shareholders may hold ordinary shares on revenue rather than on capital account for example, share traders. These shareholders may have the gains made on the sale or other disposal of the ordinary shares and/or warrants included in their assessable income under the ordinary income provisions of the income tax law, if the gains are sourced in Australia.

Non-Australian Shareholders assessable under these ordinary income provisions in respect of gains made on ordinary shares held on revenue account would be assessed for such gains at the Australian tax rates for non-Australian residents, which start at a marginal rate of 32.5%. Some relief from Australian income tax may be available to Non-Australian Shareholders under the Double Taxation Convention between the United States and Australia.

To the extent an amount would be included in a Non-Australian Shareholder’s assessable income under both the capital gains tax provisions and the ordinary income provisions, the capital gain amount would generally be reduced, so that the shareholder would not be subject to double tax on any part of the income gain or capital gain.

The comments above in “Tax on Sales or Other Dispositions of Shares—Capital Gains Tax” regarding a purchaser being required to withhold 12.5% tax on the acquisition of certain taxable Australian property equally applies where the disposal of the Australian real property asset by a foreign resident is likely to generate gains on revenue account, rather than a capital gain.

Dual Residency

If a shareholder is a resident of both Australia and the United States under those countries’ domestic taxation laws, that shareholder may be subject to tax as an Australian resident. If, however, the shareholder is determined to be a U.S. resident for the purposes of the Double Taxation Convention between the United States and Australia, the Australian tax would be subject to limitation by the Double Taxation Convention. Shareholders should obtain specialist taxation advice in these circumstances.

Stamp Duty

No Australian stamp duty is payable by Australian residents or non-Australian residents on the issue, transfer and/or surrender of the ADSs or the ordinary shares in Novogen, provided that the shares issued, transferred and/or surrendered do not represent 90% or more of the issued shares in Novogen.

Australian Death Duty

Australia does not have estate or death duties. As a general rule, no capital gains tax liability is realized upon the inheritance of a deceased person’s shares. The disposal of inherited shares by beneficiaries may, however, give rise to a capital gains tax liability if the gain falls within the scope of Australia’s jurisdiction to tax.

Goods and Services Tax

The supply of ADSs or ordinary shares in Novogen will not be subject to Australian goods and services tax.

D. Dividends and paying agents

Not applicable

E. Statement by experts

Not applicable

F. Documents on Display

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

E. Subsidiary Information

Not applicable

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

For additional disclosure regarding interest rate risk see Item 18. “Financial Statements – Note 29 – Financial Instruments”.

Foreign currency risk

The Company operates internationally and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the U.S. dollar. Foreign exchange risk arises from future transactions and recognised assets and liabilities denominated in a currency that is not the entity’s functional currency and net investments in foreign operations.

As of June 30, 2017, the Company did not hold derivative financial instruments in managing its foreign currency, however, the Company may from time to time enter into hedging arrangements where circumstances are deemed appropriate. The Company used natural hedging to reduce the foreign currency risk, which involved processing USD payments from cash held in USD. Foreign subsidiaries with a functional currency of Australian Dollar (“AUD”) have exposure to the local currency of these subsidiaries and any other currency these subsidiaries trade in.

For additional disclosure regarding market risk see Item 18. “Financial Statements – Note 29 – Financial Instruments”.

Item 12.	Description of Securities Other than Equity Securities

A. Debt Securities

Not applicable

B. Warrants and Rights

Not applicable

C. Other Securities

Not applicable

D. American Depositary Shares

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

(a) Disclosure controls and procedures

At the end of the period covered by this Annual Report, the Company’s management, with the participation of the Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act). Based on that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures are effective as of June 30, 2017.

(b) Management’s annual report on internal controls over financial reporting

The management of Novogen Limited is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) under the Exchange Act. Under the supervision and with the participation of our management, including our Chief Executive Officer and Director of Finance and Administration, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of June 30, 2017 based on the criteria set forth in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO 2013). Based on our evaluation under the criteria set forth in Internal Control — Integrated Framework, our management concluded that our internal control over financial reporting was effective as of June 30, 2017.

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as of June 30, 2017. Based on this assessment, management concluded that the Company’s internal control over financial reporting is effective as of June 30, 2017.

(c) Attestation Report of the Registered Public Accounting Firm

Not applicable. As an emerging growth company, we are not required to provide an attestation report of the company’s registered public accounting firm on our internal control over financial reporting.

(d) Changes in Internal Control over Financial Reporting

There was no change in our internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16.	[Reserved]

Item 16A.	Audit Committee Financial Expert

The Board of Directors has determined that Steven Coffey, qualifies as an “audit committee financial expert” as that term is defined in Item 16A of Form 20-F. Steven Coffey meets the independence requirements of the NASDAQ Capital Market and SEC’s rules and regulations as he is a qualified Chartered Accountant and has spent over 30 years in public practice. He is also a registered company auditor.

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

Grant Thornton Audit Pty Ltd (“GT”) has audited the Company’s annual financial statements acting as the independent registered public accounting firm for the fiscal years ended June 30, 2017, 2016 and 2015.

The table below set forth the total fees for services performed by GT in fiscal years 2017, 2016 and 2015, and summarizes these amounts by the category of service.

	2017 A$’000	2016 A$’000	2015 A$’000
Audit services - Grant Thornton Audit Pty Ltd
Audit or review of the financial statements	132	140	114
SEC Form F-3 consent		1	21

Other services - Grant Thornton Audit Pty Ltd
Tax compliance services	8	12	20

	140	153	155

Audit fees

The audit fees include the aggregate fees incurred in fiscal years 2017, 2016 and 2015 for professional services rendered in connection with the audit of the Company’s annual financial statements and for related services that are reasonably related to the performance of the audit or services that are normally provided by the auditor in connection with regulatory filings of engagements for those financial years (including review of the Company’s Annual Report on Form 20-F, consents and other services related to SEC matters).

SEC Form F-3 Consent

Fees paid in respect of filing of SEC Form F-3 consent services, which relates to procedures required by the auditor to issue their consent in the document.

Other services

Tax compliance fees

Tax fees billed in fiscal years 2017 and 2016 were for tax compliance advisory services. Tax fees billed in fiscal year 2015 were for tax compliance services.

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

Implications of Being an Emerging Growth Company

Pursuant to The Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), we are classified as an “Emerging Growth Company.” Under the JOBS Act, Emerging Growth Companies are exempt from certain reporting requirements, including the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act. Under this exemption, our auditor will not be required to attest to and report on our internal controls over financial reporting during a five-year transition period. We may avail ourselves of these disclosure exemptions until we are no longer an emerging growth company.

Pursuant to the JOBS Act, we will remain an Emerging Growth Company until the earliest of:

•	the end of the fiscal year in which the fifth anniversary of completion of our initial resale registration statement in the United States occurs, or June 30, 2020;

•	the end of the first fiscal year in which the market value of our ordinary shares held by non-affiliates exceeds US$700 million as of the end of the second quarter of such fiscal year;

•	the end of the first fiscal year in which we have total annual gross revenues of at least US$1.0 billion; and

•	the date on which we have issued more than US$1.0 billion in non-convertible debt securities in any rolling three-year period.

Implications of Being a Foreign Private Issuer

We are also considered a “foreign private issuer.” In our capacity as a foreign private issuer, we are exempt from certain rules under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), that impose certain disclosure obligations and procedural requirements for proxy solicitations under Section 14 of the Exchange Act. In addition, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of our ordinary shares. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. In addition, we are not required to comply with Regulation FD, which restricts the selective disclosure of material information.

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

Item 16H.	Mine Safety Disclosure

This item is not applicable.

PART III

Item 17.	Financial Statements

Refer to “Item 18 – Financial Statements” below

Item 18.	Financial Statements

The financial statements filed as part of this Annual Report commencing on page F-1.

Item 19.	Exhibits

(a)	Exhibits

Exhibit No.	Exhibit Description

1.1	Constitution of Novogen Limited, as amended and restated on November 16, 2016.

2.1	Deposit Agreement, dated as of June 13, 2016 among Novogen Limited, The Bank of New York, as Depositary, and owners and holders from time to time of ADSs issued thereunder (incorporated by reference to Exhibit 2.1 to the Company’s Annual Report on Form 20-F filed with the SEC on October 27, 2016 (File No. 0-29962).

4.1	Lease Agreement, dated November 1, 2015 between Coal Services Pty Limited and Novogen (incorporated by reference to Exhibit 4.1 to the Company’s Annual Report on Form 20-F filed with the SEC on October 27, 2016 (File No. 0-29962).

4.2	Employment Agreement for Chief Executive Officer of Novogen Limited, dated December 10, 2015 (incorporated by reference to Exhibit 4.2 to the Company’s Annual Report on Form 20-F filed with the SEC on October 27, 2016 (File No. 0-29962).

4.6	Convertible Note Deed Poll with Triaxial Pty Ltd Noteholders dated December 6, 2012 (incorporated by reference to Exhibit 4.6 to the Company’s Annual Report on Form 20-F filed with the SEC on October 27, 2016 (File No. 0-29962).

4.7	Amendment to Convertible Note Deed Poll with Triaxial Pty Ltd Noteholders dated December 4, 2014 (incorporated by reference to Exhibit 4.7 to the Company’s Annual Report on Form 20-F filed with the SEC on October 27, 2016 (File No. 0-29962).

4.8	Development and IP Assignment Deed with Genscreen Pty. Ltd. and Ian Dixon, dated October 8, 2013 (incorporated by reference to Exhibit 4.8 to the Company’s Annual Report on Form 20-F filed with the SEC on October 27, 2016 (File No. 0-29962).

4.9	Heads of Agreement Clinical Trial Funding with The Kids’ Cancer Project, dated October 29, 2015 (incorporated by reference to Exhibit 4.9 to the Company’s Annual Report on Form 20-F filed with the SEC on October 27, 2016 (File No. 0-29962).

4.10	Novogen Officers’ and Employees’ Share Option Plan (incorporated by reference to Exhibit 4.10 to the Company’s Annual Report on Form 20-F filed with the SEC on October 27, 2016 (File No.0-29962)

4.11	Share Sale Agreement dated October 31, 2016 between Kilinwata Investments Pty. Ltd., Mi Ok Chong, Paul Hopper and Novogen Limited.†

4.12	Exclusive License Agreement dated October 25, 2016 between Genentech, Inc. and Novogen Limited.†

4.13	CRC Project Funding Agreement dated March 21, 2017 between The Commonwealth of Australia as represented by the Department of Industry, Innovation and Science and Novogen Limited.†

4.14	Participants Agreement dated June 15, 2017 between Novogen Limited, The University of New South Wales and ICP - Firefly Pty. Limited.†

4.15	Employment Agreement for Chief Business Officer of Novogen Limited, dated as of August 16, 2016

4.16	Employment Agreement for Chief Medical Officer of Novogen Limited, dated as of August 16, 2016

4.17	Sabio Solutions Pty Limited Letter of Appointment – Company Secretary, dated as of September 1, 2016

4.18	Sabio Solutions Pty Limited Contract Extension Letter, dated as of March 1, 2017

4.19	Sabio Solutions Pty Limited Contract Extension Letter, dated as of August 23, 2017

4.20	Employment Agreement for Director of Finance and Administration of Novogen Limited, dated as of July 1, 2017

8.1	Company Subsidiaries.

12.1	Certification of the Principal Executive Officer pursuant to Rule 13a – 14(a) of the Securities Exchange Act of 1934, as amended.

12.2	Certification of Chief Financial Officer pursuant to Rule 13a – 14(a) of the Securities Exchange Act of 1934, as amended.

13.1	Certification by the Principal Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as added by Section 906 of the Sarbanes – Oxley Act of 2002.

23.1	Consent of Grant Thornton Audit Pty Ltd

†	Confidential treatment has been requested with respect to portions of this Exhibit. Omitted portions have been submitted separately to the SEC.

SIGNATURES

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

NOVOGEN LIMITED

/s/ James Garner

Dr James Garner
Chief Executive Officer

Date: October 25, 2017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders of Novogen Limited

We have audited the accompanying consolidated statements of financial position of Novogen Limited and subsidiaries (the “Company”) as of June 30, 2017 and 2016, and the related consolidated statements of profit and loss and other comprehensive income, changes in shareholders’ equity, and cash flows for each of the three years in the period ended June 30, 2017. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Novogen Limited and subsidiaries as of June 30, 2017 and 2016, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2017 in conformity with International Financial Reporting Standards.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 in the consolidated financial statements, the Group incurred a net loss of $10,670,000 and net operating cash outflows of $11,435,000 during the year ended June 30, 2017. These conditions, along with other matters as set forth in Note 2, raise substantial doubt about the Group’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Grant Thornton

GRANT THORNTON AUDIT PTY LTD

Sydney, NSW Australia

October 25, 2017

Consolidated statements of profit or loss and other comprehensive income

For the year ended 30 June 2017

	Note	2017 A$’000	2016 A$’000	2015 A$’000
Revenue from continuing operations	5	249	406	89

Other income	6	8,563	3,665	2,753
Expenses
Research and development expense		(11,136)	(9,894)	(5,935)
General and administrative expense		(7,764)	(5,761)	(3,843)
Loss on disposal of fixed assets		(16)	(2)	—
Net fair value loss on convertible note derivative		—	—	(301)
Loss on disposal of CanTx, Inc. after income tax expense		—	(569)	—
Finance costs	7	(765)	—	(69)

Loss before income tax expense from continuing operations		(10,869)	(12,155)	(7,306)

Income tax benefits	8	199	—	—

Loss after income tax expense from continuing operations		(10,670)	(12,155)	(7,306)

Loss after income tax expense for the year		(10,670)	(12,155)	(7,306)

Other comprehensive income

Items that may be reclassified subsequently to profit or loss
Loss on the revaluation of available-for-sale financial assets, net of tax		9	(3)	(32)
Net exchange difference on translation of financial statements of foreign controlled entities, net of tax		25	(1)	(376)
Derecognition of foreign currency reserve relating to CanTx, Inc.		—	178	—

Other comprehensive income for the year, net of tax		34	174	(408)

Total comprehensive income for the year		(10,636)	(11,981)	(7,714)

The above consolidated statements of profit or loss or other comprehensive income should be read with the accompanying notes.

Consolidated statements of profit or loss and other comprehensive income (continued)

For the year ended 30 June 2017

	Note	2017 A$’000	2016 A$’000	2015 A$’000

Loss for the year is attributable to:

Non-controlling interest		—	(92)	(167)

Owners of Novogen Limited		(10,670)	(12,063)	(7,139)

Total loss for the year		(10,670)	(12,155)	(7,306)

Total comprehensive income for the year is attributable to:
Non-controlling interest		—	(96)	(205)
Owners of Novogen Limited		(10,636)	(11,885)	(7,509)

Total comprehensive income for the year		(10,636)	(11,981)	(7,714)

		2017	2016	2015
		Aus	Aus	Aus
		Cents	Cents	Cents

Earnings per share for loss attributable to the owners of Novogen Limited
Basic earnings per share	39	(2.28)	(2.82)	(2.99)
Diluted earnings per share	39	(2.28)	(2.82)	(2.99)

The above consolidated statements of profit or loss or other comprehensive income should be read with the accompanying notes

Consolidated statements of financial position

As at 30 June 2017

	Note	2017 A$’000	2016 A$’000

Assets

Current assets
Cash and cash equivalents	9	14,455	33,453
Trade and other receivables	10	4,262	199
Income tax refund due	11	5	4
Other	12	758	434

Total current assets		19,480	34,090

Non-current assets
Available-for-sale financial assets	13	22	13
Property, plant and equipment	14	490	592
Intangibles	15	15,918	822

Total non-current assets		16,430	1,427

Total assets		35,910	35,517

Liabilities

Current liabilities
Trade and other payables	16	1,873	1,300
Provisions	17	155	132
Unearned revenue	18	41	—
Contingent consideration	19	3,315	—

Total current liabilities		5,384	1,432

Non-current liabilities
Deferred tax	20	4,314	—
Provisions	21	64	62
Trade and other payables	22	106	92
Contingent consideration	23	704	—

Total Non-current liabilities		5,188	154

Total liabilities		10,572	1,586

Net assets		25,338	33,931

Equity
Contributed equity	24	193,769	191,301
Other contributed equity	25	600	1,716
Reserves	26	1,930	1,421
Accumulated losses	27	(170,961)	(160,507)

Equity attributable to the owners of Novogen Limited		25,338	33,931

Total equity		25,338	33,931

The above consolidated statements of financial position should be read with the accompanying notes

Consolidated statements of changes in equity

For the year ended 30 June 2017

	Contributed equity A$’000	Other Contributed equity A$’000	Reserves A$’000	Accumulated Losses A$’000	Non- controlling Interest A$’000	Total equity A$’000

Balance at 1 July 2014	142,586	—	231	(141,306)	(98)	1,413
Loss after income tax expense for the year	—	—	—	(7,139)	(167)	(7,306)
Other comprehensive income for the year, net of tax	—	—	(370)	—	(38)	(408)

Total comprehensive income for the year	—	—	(370)	(7,139)	(205)	(7,714)

Transactions with owners in their capacity as owners:
Share-based payments	—	—	1,527	—	—	1,527
Contributions of equity, net of transaction costs	47,636	—	—	—	—	47,636
Recognition of equity component of compound financial instrument	—	1,500	—	—	—	1,500
Transfers	—	216	(216)	—	—	—
Exercise of options	182	—	(182)	—	—	—

Balance at 30 June 2015	190,404	1,716	990	(148,445)	(303)	44,362

	Contributed equity	Other Contributed equity	Reserves	Accumulated Losses	Non- controlling Interest	Total equity
	A$’000	A$’000	A$’000	A$’000	A$’000	A$’000

Balance at 1 July 2015	190,404	1,716	990	(148,445)	(303)	44,362
Loss after income tax expense for the year	—	—	—	(12,062)	(93)	(12,155)
Other comprehensive income for the year, net of tax	—	—	174	—	—	174

Total comprehensive income for the year	—	—	174	(12,062)	(93)	(11,981)

Transactions with owners in their capacity as owners:
Share-based payments	—	—	372	—	—	372
Contributions of equity, net of transaction costs	782	—	—	—	—	782
Derecognition of non-controlling interest	—	—	—	—	392	392
Derecognition of foreign currency reserve	—	—	—	—	4	4
Exercise of options	115	—	(115)	—	—	—

Balance at 30 June 2016	191,301	1,716	1,421	(160,507)	—	33,931

The above consolidated statements of changes in equity should be read with the accompanying notes

Consolidated statements of changes in equity (continued)

For the year ended 30 June 2017

	Contributed equity	Other Contributed equity	Reserves	Accumulated Losses	Non-controlling Interest	Total equity
	A$’000	A$’000	A$’000	A$’000	A$’000	A$’000

Balance at 1 July 2016	191,301	1,716	1,421	(160,507)	—	33,931
Loss after income tax expense for the year	—	—	—	(10,670)	—	(10,670)
Other comprehensive income for the year, net of tax	—	—	34	—	—	34

Total comprehensive income for the year	—	—	34	(10,670)	—	(10,636)

Transactions with owners in their capacity as owners:
Share issue costs	(18)	—	—	—	—	(18)
Transfers	—	(216)	—	216	—	—
Conversion of convertible note	900	(900)	—	—	—	—
Employee share-based payment options	—	—	475	—	—	475
Share based payment	1,586	—	—	—	—	1,586

Balance at 30 June 2017	193,769	600	1,930	(170,961)	—	25,338

The above consolidated statements of changes in equity should be read with the accompanying notes

Consolidated statements of cash flows

For the year ended 30 June 2017

	Note	2017 A$’000	2016 A$’000	2015 A$’000

Cash flows from operating activities
Loss before income tax expense for the year		(10,670)	(12,155)	(7,306)

Adjustments for:
Depreciation and amortisation		1,420	643	575
Net loss on disposal of non-current assets		16	2	13
Share-based payments		517	372	—
Foreign exchange differences		454	(796)	(508)
Make good credit and rental adjustment		15	101	—
Net gain on disposal of CanTx, Inc.		—	569	—
Net fair value loss on convertible note derivative		—	—	301
Interest income accrued		—	(1)	—
Imputed interest on convertible note		—	—	68
Release of discount on the contingent consideration		764	—	—

		(7,484)	(11,265)	(6,857)

Change in operating assets and liabilities:
Decrease/(increase) in trade and other receivables		(3,968)	15	(85)
Decrease/(increase) in income tax refund due		(1)	(4)	3
(Increase) in prepayments		(325)	(307)	(59)
(Decrease)/increase in trade and other payables		573	(328)	1,360
(Decrease)/increase in derivative liabilities		—	—	(173)
(Decrease) in deposit paid		(96)	(62)	—
(Decrease)/increase in other provisions		23	(29)	51
Decrease in deferred tax liability		(198)	—	—
Increase in unearned revenue		41	—	—

Net cash used in operating activities		(11,435)	(11,980)	(5,760)

Cash flows from investing activities
Payment for purchase of business, net of cash acquired	36	(7,097)	—	—
Payments for property, plant and equipment	14	(12)	(522)	(97)
Payments for intangibles	15	(8)	(3)	—
Proceeds from disposal of property, plant and equipment		—	3	8

Net cash used in investing activities		(7,117)	(522)	(89)

The above consolidated statements of cash flows should be read with the accompanying notes

Consolidated statements of cash flows (continued)

For the year ended 30 June 2017

	Note	2017 A$’000	2016 A$’000	2015 A$’000

Cash flows from financing activities
Proceeds from issue of shares	24	—	853	50,356
Share issue transaction costs		(18)	(71)	(2,941)

Net cash from financing activities		(18)	782	47,415

Net (decrease)/increase in cash and cash equivalents		(18,570)	(11,720)	41,566
Cash and cash equivalents at the beginning of the financial year		33,453	44,371	2,502
Effects of exchange rate changes on cash		(428)	802	303

Cash and cash equivalents at the end of the financial year	9	14,455	33,453	44,371

The above consolidated statements of cash flows should be read with the accompanying notes

Notes to the financial statements

For the year ended 30 June 2017

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

The financial statements were authorised for issue, in accordance with a resolution of directors, on 25 October 2017. The directors have the power to amend and reissue the financial statements.

Note 2. Significant accounting policies

The principal accounting policies adopted in the preparation of the financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated

New, revised or amending Accounting Standards and Interpretations adopted

The consolidated entity has adopted all of the new, revised or amending Accounting Standards and Interpretations as issued by the International Accounting Standards Board that are mandatory in Australia for the current reporting period.

Any new, revised or amending Accounting Standards or Interpretations that are not yet mandatory have not been early adopted.

Note 2. Significant accounting policies (continued)

Any significant impact on the accounting policies of the consolidated entity from the adoption of these Accounting Standards and Interpretations are disclosed below. The adoption of these Accounting Standards and Interpretations did not have any significant impact on the financial performance or position of the consolidated entity.

Going concern

The consolidated entity incurred a loss after income tax of $10,670,377 (2016: $12,154,527), was in a net current asset position of $14,096,234 (2016: net current asset position of $32,657,767) and had net cash outflows from operating activities of $11,434,698 (2016: $11,978,329) for the year ended 30 June 2017.

As at 30 June 2017 the consolidated entity had cash in hand and at bank of $14,454,784.

The financial statements have been prepared on a going concern basis, which contemplates continuity of normal activities and realisation of assets and settlement of liabilities in the normal course of business. As is often the case with drug development companies, the ability of the consolidated entity to continue its development activities as a going concern is dependent upon it deriving sufficient cash from investors, from licensing and partnering activities and from other sources of revenue such as grant funding.

The directors have considered the cash flow forecasts and the funding requirements of the business and are confident that the strategies in place are appropriate to generate sufficient funding to allow the consolidated entity to continue as a going concern. Accordingly the directors have prepared the financial statements on a going concern basis.

Should the above assumptions not prove to be appropriate, there is material uncertainty whether the consolidated entity will continue as a going concern and therefore whether it will realise its assets and extinguish its liabilities in the normal course of business and at the amounts stated in these financial statements.

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

Principles of consolidation

The consolidated financial statements incorporate the assets and liabilities of all subsidiaries of Novogen Limited (‘Company’ or ‘parent entity’) as at 30 June 2017 and the results of all subsidiaries for the year then ended. Novogen Limited and its subsidiaries together are referred to in these financial statements as the ‘consolidated entity’.

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

Note 2. Significant accounting policies (continued)

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

Note 2. Significant accounting policies (continued)

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

Exchange differences arising on a monetary item that forms part of a reporting entity’s net investment in a foreign operation shall be recognised initially in other comprehensive income and reclassified from equity to profit or loss on disposal of the net investment.

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

Note 2. Significant accounting policies (continued)

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

Note 2. Significant accounting policies (continued)

New Accounting Standards and Interpretations not yet mandatory or early adopted

Accounting Standards and Interpretations that have recently been issued or amended but are not yet mandatory, have not been early adopted by the consolidated entity for the annual reporting period ended 30 June 2017. The consolidated entity’s assessment of the impact of these new or amended Accounting Standards and Interpretations, most relevant to the consolidated entity, are set out below.

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

The consolidated entity will adopt this standard and the amendments from 1 July 2018. Based on the entity’s assessment, when this Standard is first adopted for the year ending 30 June 2019, there will be no material impact on the transactions and balances recognised in the financial statements. This is because the entity is still in the R&D stage of its development and is not anticipating generating material revenue streams during the year ending 30 June 2019.

Note 2. Significant accounting policies (continued)

IFRS 16 Leases

This standard is applicable to annual reporting periods beginning on or after 1 January 2019. The standard replaces IAS 17 ‘Leases’ and for lessees will eliminate the classifications of operating leases and finance leases. Subject to exceptions, a ‘right-of-use’ asset will be capitalised in the statement of financial position, measured as the present value of the unavoidable future lease payments to be made over the lease term. The exceptions relate to short-term leases of 12 months or less and leases of low-value assets (such as personal computers and small office furniture) where an accounting policy choice exists whereby either a ‘right-of-use’ asset is recognised or lease payments are expensed to profit or loss as incurred. A liability corresponding to the capitalised lease will also be recognised, adjusted for lease prepayments, lease incentives received, initial direct costs incurred and an estimate of any future restoration, removal or dismantling costs. Straight-line operating lease expense recognition will be replaced with a depreciation charge for the leased asset (included in operating costs) and an interest expense on the recognised lease liability (included in finance costs). In the earlier periods of the lease, the expenses associated with the lease under IFRS 16 will be higher when compared to lease expenses under IAS 17. However, EBITDA (Earnings Before Interest, Tax, Depreciation and Amortisation) results will be improved as the operating expense is replaced by interest expense and depreciation in profit or loss under IFRS 16. For classification within the statement of cash flows, the lease payments will be separated into both a principal (financing activities) and interest (either operating or financing activities) component. For lessor accounting, the standard does not substantially change how a lessor accounts for leases. The entity is yet to undertake a detailed assessment of the impact of IFRS 16. However, based on the entity’s preliminary assessment, taking into account the leases in place, the Standard is not expected to have a material impact on the transactions and balances recognised in the financial statements when it is first adopted for the year ending 30 June 2020.

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

Research and development tax rebate

The R&D Tax Incentive is recognised when a reliable estimate of the amounts receivable can be made. For the year ended 30 June 2017 the group has estimated the rebate which will be received in early 2018 and has accrued that amount as income in the statement of profit or loss and other comprehensive income.

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

Contingent consideration

Management uses valuation techniques in determining the fair values of the various elements of a business combination (see Note 36). Particularly, the fair value of contingent consideration is dependent on the key assumptions including probability of milestones occurring, timing of settlement and discount rates.

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

Major customers

During the years ended 30 June 2017, 30 June 2016 and 30 June 2015 there were no major customers.

Note 5. Revenue

	2017	2016	2015
	A$’000	A$’000	A$’000

From continuing operations

Sales revenue
Bank interest	249	406	89

	249	406	89

Revenue from continuing operations	249	406	89

Note 6. Other income

	2017	2016	2015
	A$’000	A$’000	A$’000

Net foreign exchange gain	—	781	1,116
Payroll tax rebate	7	18	8
Research and development rebate	8,409	2,866	1,538
Reimbursement of expenses	17	—	—
Subsidies and grants	130	—	91

Other income	8,563	3,665	2,753

Note 7. Expenses

	2017	2016	2015
	A$’000	A$’000	A$’000

Loss before income tax from continuing operations includes the following specific expenses:

Depreciation
Leasehold improvements	52	30	—
Property, plant and equipment	47	43	5

Total depreciation	99	73	5

Amortisation
Patents and intellectual property	570	570	570
Software	5	—	—
GDC licensing agreement	745	—	—
Total amortisation	1,320	570	570

Total depreciation and amortisation	1,419	643	575

Finance costs
Interest and finance charges paid/payable	1	—	1
Unwinding of the discount on contingent consideration	764	—	—
Imputed interest on convertible note	—	—	68

Finance costs expensed	765	—	69

Rental expense relating to operating leases
Minimum lease payments	335	280	98
Superannuation expense
Defined contribution superannuation expense	288	209	147

Employee benefits expense excluding superannuation
Employee benefits expense excluding superannuation	4,078	2,828	2,105

Note 8. Income tax expense

	2017	2016	2015
	A$’000	A$’000	A$’000

Numerical reconciliation of income tax expense and tax at the statutory rate
Loss before income tax expense from continuing operations	(10,869)	(12,155)	(7,306)

	(10,869)	(12,155)	(7,306)

Tax at the statutory tax rate of 27.5% (2016:30%, 2015: 30%)	(2,989)	(3,646)	(2,192)

Tax effect amounts which are not deductible/(taxable) in calculating taxable income:
Non-deductible expenses	1,651	1,353	772
Derecognition of foreign currency reserve	—	—	—
Other	1,651	44	60

	(1,338)	(2,249)	(1,360)
Difference in overseas tax rates			—
Prior year tax losses not recognised now recouped	(1)	—	—
Tax losses and timing differences not recognised	(1,140)	2,249	1,360

Income tax benefit	(199)	—	—

Tax losses not recognised
Unused tax losses for which no deferred tax asset has been recognised-Australia	60,633	59,909	53,995

Potential tax benefit @ 27.5% (2016:30%, 2015: 30%)-Australia	16,674	17,973	16,199

Unused tax losses for which no deferred tax asset has been recognised-US	2,090	2,100	1,401

Potential tax benefit @ 34%-US	711	714	476

Note 9. Current assets - cash and cash equivalents

	2017	2016
	A$’000	A$’000

Cash at bank and on hand	8,455	20,437
Short-term deposits	6,000	13,016

	14,455	33,453

Note 10. Current assets - trade and other receivables

	2017	2016	2015
	A$’000	A$’000	A$’000

Trade receivables	231	235	228
Less: Provision for impairment of receivables	(226)	(226)	(226)
R&D tax rebate receivable	3,973	—

	3,978	9	2

Other receivables	77	78	99
Deposits held	578	485	414
Less: Provision for impairment of deposits held	(371)	(373)	(364)

	4,262	199	151

Deposit held included a guarantee to the value of €250,000 (A$371,000) for the “APO Trend” case. Please refer to Note 33 for further information on ‘deposits held’.

Impairment of receivables

The consolidated entity has recognised a loss of nil (2016: loss of nil ) in profit or loss in respect of impairment of receivables (excluding ‘deposits held’) for the year ended 30 June 2017.

The ageing of the impaired receivables provided for above are as follows:

	2017	2016
	A$’000	A$’000

Over 6 months overdue	226	226

	226	226

Note 11. Current assets - income tax refund due

	2017	2016
	A$’000	A$’000

Income tax refund due	5	4

Note 12. Current assets - other

	2017	2016
	A$’000	A$’000

Prepayments	758	434

Note 13. Non-current assets - available-for-sale financial assets

	2017	2016
	A$’000	A$’000

Listed ordinary shares	22	13

Refer to Note 30 for further information on fair value measurement.

Note 14. Non-current assets - property, plant and equipment

	2017	2016
	A$’000	A$’000

Leasehold improvements - at cost	466	464
Less: Accumulated depreciation	(82)	(30)

	384	434

Plant and equipment - at cost	201	217
Less: Accumulated depreciation	(95)	(59)

	106	158

	490	592

Reconciliations

Reconciliations of the written down values at the beginning and end of the current and previous financial year are set out below:

	Leasehold	Plant and
	improvement	Equipment	Total
	A$’000	A$’000	A$’000

Balance at 30 June 2015	—	85	85
Additions	465	120	585
Disposals	—	(5)	(5)
Depreciation expense	(30)	(43)	(73)

Balance at 30 June 2016	435	157	592
Additions	7	6	13
Disposals	(6)	(10)	(16)
Depreciation expense	(52)	(47)	(99)

Balance at 30 June 2017	384	106	490

Note 15. Non-current assets – intangibles

	2017 A$’000	2016 A$’000

Patents and intellectual property - at cost	2,851	2,851
Less: Accumulated amortisation	(2,601)	(2,031)

	250	820

Software – at cost	11	2
Less: Accumulated amortisation	(6)	—

	5	2

Licensing agreement - at acquired fair value (Note 37)*	16,408	—
Less: Accumulated amortisation	(745)	—

	15,663	—

	15,918	822

*	Remaining amortisation period is 14.47 years as at 30 June 2017

Reconciliations

Reconciliations of the written down values at the beginning and end of the current and previous financial year are set out below:

	Software	Patents and intellectual property	GDC licensing agreement	Total
	A$’000	A$’000	A$’000	A$’000

Balance at 30 June 2015	—	1,390	—	1,390
Additions	2	—	—	2
Amortisation expense	—	(570)	—	(570)

Balance at 30 June 2016	2	820	—	822
Additions	8	—	—	8
Additions through business combinations (note 37)	—	—	16,408	16,408
Amortisation expense	(5)	(570)	(745)	(1,320)

Balance at 30 June 2017	5	250	15,663	15,918

Note 16. Current liabilities - trade and other payables

	2017	2016
	A$’000	A$’000

Trade payables	1,249	512
Accrued payables	614	778
Lease incentive liability	10	10

	1,873	1,300

Refer to Note 29 for further information on financial instruments.

Note 17. Current liabilities - provisions

	2017	2016
	A$’000	A$’000

Employee benefits	155	132

Note 18. Current liabilities - Unearned revenue

	2017	2016
	A$’000	A$’000

Unearned revenue	41	—

Note 19. Current liabilities - Contingent consideration

	2017	2016
	A$’000	A$’000

Contingent consideration	3,315	—

Note 20. Non-current liabilities - deferred tax

	2017	2016
	A$’000	A$’000

Deferred tax liability associated with Licensing Agreement	4,314	—

Note 21. Non-current liabilities - provisions

	2017	2016
	A$’000	A$’000

Lease make good	64	62

Note 22. Non-current liabilities - Trade and other payables

	2017	2016
	A$’000	A$’000

Liability for straight-lining	44	19
Lease incentive liability	62	73

	106	92

Note 23. Non-current liabilities - Contingent consideration

	2017	2016
	A$’000	A$’000

Contingent consideration	704	—

Contingent consideration is payable on the achievement of certain pre-determined milestones. Certain of the contingent payments are contracted to be satisfied by issue of shares, and other such payments may be settled by the issue of shares or the payment of cash, at the discretion of the consolidated entity.

Note 24. Equity - contributed equity

	2017	2016	2017	2016
	Shares	Shares	A$’000	A$’000

Ordinary shares - fully paid	483,287,914	429,733,982	193,769	191,301

Movements in ordinary share capital

Details	Date	Shares	Issue price A$	A$’000

Balance	1 July 2015	423,116,465		190,404
Issue of shares on exercise of options	24 July 2015	1,000	0.400	—
Issue of shares on exercise of options	24 July 2015	1,000,000	0.150	150
Issue of shares on exercise of options	8 October 2015	109,309	0.125	14
Issue of shares on exercise of options	23 November 2015	1,990,545	0.125	249
Issue of shares on exercise of options	24 November 2015	3,514,370	0.125	439
Issue of shares on exercise of options	09 December 2015	2,293	0.300	1
Share issue transaction costs (including share-based payments)		—	0.000	(71)
Share based payment fair value movement		—	0.000	115

Balance	30 June 2016	429,733,982		191,301

Issue of shares - Note 1	05 September 2016	400,000	$0.105	42
Issue of shares - Note 2	14 September 2016	20,000,000	$0.025	500
Issue of shares - Note 3	31 October 2016	17,153,932	$0.090	1,544
Issue of shares - Note 4	01 November 2016	16,000,000	$0.025	400
Share issue transaction costs		—	$0.000	(18)

Balance	30 June 2017	483,287,914		193,769

Ordinary shares

Note 1 - Shares issued to the Company’s Scientific Advisory Board for no consideration in respect of share based payments

Note 2 - Issue of shares in relation to the conversion of part of the Triaxial convertible note

Note 3 - Issue of shares in relation to the acquisition of Glioblast Pty Ltd to support the development of GDC-0084

Note 4 - Issue of shares in relation to the conversion of part of the Triaxial convertible note

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

Note 24. Equity - contributed equity (continued)

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

The capital risk management policy remains unchanged from the prior year.

Note 25. Equity - Other contributed equity

	2017	2016
	A$’000	A$’000

Convertible loan note - Triaxial	600	1,716

On 4 December 2014, the consolidated entity and the convertible note holder (‘Triaxial’) signed a Convertible Note Deed Poll (‘Deed’) which superseded the precedent Loan Agreement between Triaxial shareholders and the consolidated entity. The Deed extinguishes the liability created by the Loan Agreement, which previously allowed for a cash settlement and now allows Triaxial to convert their debt into ordinary shares during the current financial year, providing that the company achieves defined milestones established in the schedule of the Deed. Accordingly the convertible note has been reclassified as an equity instrument rather than debt instrument.

During the Financial year ended 30 June 2017, the Company reached two milestones triggering the conversion of a portion of its convertible note as follows;

•

on 11 August 2016 the Company announced the submission of an IND application. On 10 September 2016, the Company received a letter from the FDA advising the study may proceed triggering conversion of 20,000,000 ordinary shares.

•	on 31 October 2016, the Company announced it had licensed a Phase II ready molecule triggering the conversion of 16,000,000 ordinary shares.

The remaining portion of the convertible note may be exercised at the holders’ discretion as follows;

•

on completion of Phase II clinical trial or achieving Breakthrough Designation. Completion will be deemed to occur upon the receipt by the consolidated entity of a signed study report or notification of the designation: $600,000 converted into 24,000,000 ordinary shares in the consolidated entity.

There is a possibility for an early conversion of the convertible notes if a third party acquires more than 50% of the issued capital of the consolidated entity.

Note 26. Equity - reserves

	2017	2016
	A$’000	A$’000

Available-for-sale reserve	(37)	(45)
Foreign currency reserve	(111)	(136)
Share-based payments reserve	2,078	1,602

	1,930	1,421

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

Movements in reserves

Movements in each class of reserve during the current and previous financial year are set out below:

	Share-based payment reserve	Available- for-sale	Foreign currency	Convertible note	Total
	A$’000	A$’000	A$’000	A$’000	A$’000

Balance at 30 June 2015	1,345	(43)	(312)	—	990
Transfer to equity on exercise of options	(115)	—	—	—	(115)
Other comprehensive income
Foreign currency translation	—	—	(1)	—	(1)
Loss on the revaluation of available for-sale financial assets	—	(3)	—	—	(3)

Total other comprehensive income	—	(3)	(1)	—	(4)

Share based payment expense	372	—	—	—	372
Derecognition of FCTR of CanTx, Inc.	—	—	178	—	178
Balance at 30 June 2016	1,602	(46)	(135)	—	1,421

Other comprehensive income

Foreign currency translation	—	—	24	—	24

Gain/(Loss) on the revaluation of available for-sale financial assets	—	9	—	—	9

Total other comprehensive income
Share based payment expense	476	—	—	—	476
Balance at 30 June 2017	2,078	(37)	(111)	—	1,930

Note 27. Equity - accumulated losses

	2017	2016	2015
	A$’000	A$’000	A$’000

Accumulated losses at the beginning of the financial year	(160,507)	(148,445)	(141,306)
Loss after income tax expense for the year	(10,670)	(12,062)	(7,139)
Transfer from other contributed equity	216	—	—

Accumulated losses at the end of the financial year	(170,961)	(160,507)	(148,445)

Note 28. Equity - dividends

Dividends

There were no dividends paid, recommended or declared during the current or previous financial year.

Franking credits

There were no franking credits available at the reporting date.

Note 29. Financial instruments

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

As of 30 June 2017, the consolidated entity did not hold derivative financial instruments in managing its foreign currency, however, the consolidated entity may from time to time enter into hedging arrangements where circumstances are deemed appropriate. Foreign subsidiaries with a functional currency of Australian Dollar (‘AUD’) have exposure to the local currency of these subsidiaries and any other currency these subsidiaries trade in.

The carrying amount of the consolidated entity’s foreign currency denominated financial assets and financial liabilities at the reporting date was as follows:

	Assets		Liabilities
	2017	2016	2017	2016
	A$’000	A$’000	A$’000	A$’000

US dollars	5,797	15,314	1,010	702
Euros	—	—		5
Pound Sterling	—	20	84	59

	5,797	15,334	1,094	766

Note 29. Financial instruments (continued)

The consolidated entity had net assets denominated in foreign currencies of A$4,703,000 as at 30 June 2017 (2016: net assets A$14,568,000).

If the AUD had strengthened against the USD by 10% (2016: 10%) , Euro by 10% (2016: 10%), GBP by 10% (2016: 10%) respectively then this would have had the following impact:

	AUD strengthened			AUD weakened
Consolidated - 2017	% change	Effect on profit before tax	Effect on equity	% change	Effect on profit before tax	Effect on equity

US dollars	10%	(478)	(478)	(10%)	478	478
Euros	10%	—	—	(10%)	—	—
Pound Sterling	10%	8	8	(10%)	(8)	(8)

		(470)	(470)		470	470

	AUD strengthened			AUD weakened
Consolidated - 2016	% change	Effect on profit before tax	Effect on equity	% change	Effect on profit before tax	Effect on equity

US dollars	10%	(1,461)	(1,461)	(10%)	1,461	1,461
Euros	10%	—	—	(10%)	—	—
Pound Sterling	10%	4	4	(10%)	(4)	4

		(1,457)	(1,457)		1,457	1,465

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

As at the reporting date, the consolidated entity had the following variable interest rate balances:

	2017		2016
	Weighted average interest rate	Balance	Weighted average interest rate	Balance
	%	A$’000%		A$’000

Cash at bank and in hand	0.10%	8,455	0.31%	20,437
Short term deposits	2.40%	6,000	2.60%	13,016

Net exposure to cash flow interest rate risk		14,455		33,453

Note 29. Financial instruments (continued)

The consolidated entity has cash and cash equivalents totalling A$14,455,000 (2016: A$33,453,000). An official increase/decrease in interest rates of 100 basis points (2016: 100 basis points) would have a favourable/adverse effect on profit before tax and equity of A$144,000 (2016: A$335,000) per annum. The percentage change is based on the expected volatility of interest rates using market data and analysts’ forecasts.

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

	Weighted average interest rate	1 year or less	Between 1 and 2 years	Between 2 and 5 years	Over 5 years	Remaining contractual maturities
2017	%	A$’000	A$’000	A$’000	A$’000	A$’000

Non-derivatives
Non-interest bearing
Trade payables	—	1,249	—	—	—	1,249
Accrued payables	—	614	—	—	—	614
Contingent consideration	—	4,250	—	4,650	1,394	10,294

Total non-derivatives		6,113	—	4,650	1,394	12,157

Note 29. Financial instruments (continued)

2016	Weighted average interest rate %	1 year or less A$’000	Between 1 and 2 years A$’000	Between 2 and 5 years A$’000	Over 5 years A$’000	Remaining contractual maturities A$’000

Non-derivatives
Non-interest bearing
Trade payables	—	513	—	—	—	513
Accrued payables	—	778				778

Total non-derivatives		1,291	—	—	—	1,291

The cash flows in the maturity analysis above are not expected to occur significantly earlier than contractually disclosed above.

Note 30. Fair value measurement

Fair value hierarchy

The following tables detail the consolidated entity’s assets and liabilities, measured or disclosed at fair value, using a three level hierarchy, based on the lowest level of input that is significant to the entire fair value measurement, being:

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date

Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly

Level 3: Unobservable inputs for the asset or liability

2017	Level 1 A$’000	Level 2 A$’000	Level 3 A$’000	Total A$’000

Assets
Ordinary shares	22	—	—	22
Contingent Consideration	—	—	4,019	4,019

Total assets	22	—	4,019	4,041

2016	Level 1 A$’000	Level 2 A$’000	Level 3 A$’000	Total A$’000

Assets
Ordinary shares	13	—	—	13

Total assets	13	—	—	13

There were no transfers between levels during the financial year.

The fair value of contingent consideration related to the acquisition of Glioblast Pty Ltd (see Note 36) is estimated using a present value technique. The fair value is estimated by probability-weighting the estimated future cash outflows, adjusting for risk and discounting.

The effects on the fair value of risk and uncertainty in the future cash flows are dealt with by adjusting the estimated cash flows rather than adjusting the discount rate.

Note 31. Key management personnel disclosures

Compensation

The aggregate compensation made to directors and other members of key management personnel (‘KMP’) of the consolidated entity is set out below:

	2017 A$’000	2016 A$’000	2015 A$’000

Short-term employee benefits	2,513	1,586	1,328
Post-employment benefits	155	130	101
Long-term benefits	—	200	38
Termination benefits	315	—	—
Share-based payments	403	183	—

	3,386	2,099	1,467

Please refer to Note 35 for other transactions with key management personnel and their related parties.

Note 32. Remuneration of auditors

During the financial year the following fees were paid or payable for services provided by Grant Thornton Audit Pty Ltd, the auditor of the consolidated entity:

	Consolidated
	2017 A$’000	2016 A$’000	2015 A$’000

Audit services - Grant Thornton Audit Pty Ltd
Audit or review of the financial statements	132	140	114
F3 consent	—	1	21

Other services - Grant Thornton Audit Pty Ltd
Tax compliance services	8	12	20

	140	153	155

Note 33. Contingent liabilities

The consolidated entity is continuing to prosecute its Intellectual Property (‘IP’) rights and in June 2007 announced that the Vienna Commercial Court had upheld a provisional injunction against an Austrian company, APOtrend. The consolidated entity has provided a guarantee to the value of €250,000 ($371,000) with the court to confirm its commitment to the ongoing enforcement process. As at 30 June 2017, the receivable balance continues to be fully impaired on the basis that it is unlikely to be recovered. The receivable balance and the corresponding provision for impairment is classified as ‘deposits held’. Refer to note 10. Due to the lengthy procedure, further delayed by the appointment of technical experts, the case did not progress and the status remained unchanged during the period.

Note 34. Commitments

	2017 A$’000	2016 A$’000

Lease commitments - operating
Committed at the reporting date but not recognised as liabilities, payable:
Within one year	250	204
One to five years	78	290

	328	494

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

Note 35. Related party transactions

Parent entity

Novogen Limited is the parent entity.

Subsidiaries

Interests in subsidiaries are set out in note 37.

Key management personnel

Disclosures relating to key management personnel are set out in note 31.

Transactions with related parties

The following transactions occurred with related parties:

	2017 A$’000	2016 A$’000	2015 A$’000

Payment for other expenses:
Accounting fees paid to Watkins Coffey Martin, an entity (partnership) in which Steven Coffey is a partner	—	7	12

Salary paid to Prue Kelly, the partner of Graham Kelly, a former director	—	47	77

In addition to Director’s fees, Consultancy fees for executive duties while Mr Iain Ross was Acting CEO were paid to Gladstone Consultancy Partnership, a UK based consulting partnership in which he has a beneficial interest.	—	266	—

In addition to Director’s fees, Consultancy fees for executive duties were paid to Kumara Inc, a corporation in which Mr Ian Phillips is a Director and has a beneficial interest.	21	120	—

In addition to Director’s fees, Consultancy fees for executive duties were paid to John O’Connor.	38	—	—

Salary paid to Michael Kelly, the brother of Graham Kelly, a former director	—	—	6

Salary paid to Kathryn Stoddart, the daughter of Graham Kelly, a former director	—	—	4

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

Note 36. Business combinations

Glioblast Pty Ltd

On 31 October 2016, Novogen announced it acquired 100% of the issued shares in Glioblast Pty Ltd, a privately-held, neuro-oncology-focused Australian biotechnology company. On the same day, Novogen entered into a worldwide licensing agreement with Genentech to develop and commercialise GDC-0084 (“the Molecule”). These events have been considered a business combination in accordance with IFRS 3.

Details of the acquisition are as follows:

Fair value A$’000

Intellectual property	16,408
Deferred tax liability	(4,512)

Net assets acquired	11,896
Goodwill	—

Acquisition-date fair value of the total consideration transferred	11,896

Representing:
Cash paid or payable to vendor	7,097
Novogen Limited shares issued to vendor	1,544
Contingent consideration	3,255

11,896

	Consolidated
	2017 $	2016 $

Cash used to acquire business, net of cash acquired:
Acquisition-date fair value of the total consideration transferred	16,408	—
Less: contingent consideration	(3,255)	—
Less: shares issued by company as part of consideration	(1,544)	—
Less: Deferred Tax Liability	(4,512)	—

Net cash used	7,097	—

36.1 Consideration transferred

Acquisition-related costs amounting to $345,000 are not included as part of consideration transferred and have been recognised as an expense in the consolidated statement of profit or loss and other comprehensive income, as part of other expenses.

36.2 Goodwill

There is no goodwill arising from this business combination.

36.3 Glioblast’s contribution to the Group’s results

Glioblast contributed $nil to the Group’s revenues and profits, respectively from the date of the acquisition to 30 June 2017. Had the acquisition occurred on 1 July 2016, the Group’s revenue for the financial year ended 30 June 2017 would be unchanged.

Note 36. Business combinations (continued)

36.4 Contingent consideration

The Glioblast acquisition contains four contingent milestone payments, the first two milestone payments are to be settled with Novogen shares, and the third and fourth milestone payments are to be settled with either cash or Novogen shares at the discretion of Novogen.

The Genentech Agreement comprises of one milestone payment payable on the first commercial licensed product sale.

The range of outcomes of contingent consideration are summarised below.

Milestone	Contingent consideration-Low	Contingent consideration-High

	A$’000	A$’000
1	1,250	1,250
2	1,250	1,250
3	3,000	3,705
4	3,400	4,199
5	1,394	1,394
Total	10,294	11,798

The contingent considerations listed above are undiscounted.

Each milestone payment is probability weighted for valuation purposes. The milestone payments are discounted to present value, using a discount rate of 35% per annum, if they are expected to be achieved more than 12 months after the valuation date.

Novogen is also required to pay royalties to Genentech in relation to net sales. These payments are related to future financial performance, and are not considered as part of the consideration in relation to the Genentech Agreement.

Note 37. Interests in subsidiaries

The consolidated financial statements incorporate the assets, liabilities and results of the following subsidiaries in accordance with the accounting policy described in note 2:

		Ownership interest
Name	Principal place of business / Country of incorporation	2017%	2016%

Novogen Laboratories Pty Ltd	Australia	100.00%	100.00%
Novogen Research Pty Ltd	Australia	100.00%	100.00%
Novogen North America Inc.	United States of America	100.00%	100.00%
Glioblast Pty Ltd	Australia	100.00%	—
Triaxial Pharmaceuticals Pty Ltd	Australia	—	100.00%

The consolidated entity approved the dissolution of Triaxial Pharmaceuticals Pty Ltd., which is wholly owned by the consolidated entity. The dissolution of Triaxial Pharmaceuticals Pty Ltd was completed on 20 December 2016.

Note 38. Events after the reporting period

Novogen issued 2,240,000 unlisted Options with exercise price of $0.0668 on 7 August 2017. Options vest in four equal tranches on the anniversary of the issue date and will be fully vested on 7 August 2021. The Options expire on 7 August 2022. Upon exercise, Options convert into Ordinary Shares.

No other matter or circumstance has arisen since 30 June 2017 that has significantly affected, or may significantly affect, the consolidated entity’s operations, the results of those operations, or the consolidated entity’s state of affairs in future financial years.

Note 39. Earnings per share

	2017 A$’000	2016 A$’000	2015 A$’000

Earnings per share for loss from continuing operations

Loss after income tax	(10,670)	(12,155)	(7,306)
Non-controlling interest	—	93	167

Loss after income tax attributable to the owners of Novogen Limited	(10,670)	(12,062)	(7,139)

	Number	Number	Number

Weighted average number of ordinary shares used in calculating basic earnings per share	467,833,849	427,431,910	238,418,048

Weighted average number of ordinary shares used in calculating diluted earnings per share	467,833,849	427,431,910	238,418,048

	Cents	Cents	Cents

Basic earnings per share	(2.28)	(2.82)	(2.99)
Diluted earnings per share	(2.28)	(2.82)	(2.99)

24,000,000 unlisted convertible notes with a face value of $600,000, 45,984,325 unlisted options and 31,484,002 listed options have been excluded from the above calculations as they were antidilutive.

Note 40. Share-based payments

The options in tranches 1 - 3 in the table below have been issued as consideration for services rendered in relation to capital raising conducted during the previous year by the consolidated entity.

The options in tranches 4 - 11 in the table below have been issued to employees under the ESOP. In total, $475,189 (2016: $372,208) of employee remuneration expense (all of which related to equity-settled share-based payment transactions) has been included in profit or loss and credited to share-based payment reserve.

Note 40. Share-based payments (continued)

2017

Tranche	Grant date	Expiry date	Exercise price	Balance at the start of the year	Granted	Exercised	Forfeited	Balance at the end of the year

1	04-03-2015	16-12-2019	$0.150	466,470	—	—	—	466,470
2	04-03-2015	18-12-2019	$0.150	199,521	—	—	—	199,521
3	24-06-2015	30-06-2020	$0.400	5,190,000	—	—	—	5,190,000
4	15-10-2015	16-11-2020	$0.220	5,200,008	—	—	(1,566,674)	3,633,334
5	18-03-2016	01-02-2021	$0.199	3,000,000	—	—	—	3,000,000
6	18-03-2016	01-02-2021	$0.199	2,000,000	—	—	—	2,000,000
7	18-03-2016	01-02-2021	$0.261	2,500,000	—	—	—	2,500,000
8	05-09-2016	05-09-2021	$0.163	—	2,000,000	—	—	2,000,000
9	12-10-2016	17-10-2021	$0.156	—	620,000	—	—	620,000
10	31-10-2016	01-11-2021	$0.138	—	500,000	—	—	500,000
11	21-11-2016	23-11-2021	$0.138	—	2,000,000	—	—	2,000,000

				18,555,999	5,120,000	—	(1,566,674)	22,109,325

Weighted average exercise price				$0.2680	$0.1500	$0.0000	$0.2200	$0.2440

*	Options from Tranche 1 to Tranche 3 listed above were vested and exercisable at the end of the period.

Options from Tranche 4 listed above include 1/3 vested options at the end of the period.

Options from Tranche 5 listed above include 1/4 vested and exercisable options at the end of the period.

All remaining options are expected to vest in future periods.

The weighted average remaining contractual life of options outstanding at the 30 June 2017 is 3.55 years.

2016

Grant date	Expiry date	Exercise price	Balance at the start of the year	Granted	Exercised	Expired/ forfeited/ other	Balance at the end of the year

04-03-2015	16-12-2019	$0.150	466,470	—	—	—	466,470
04-03-2015	18-12-2019	$0.150	199,521	—	—	—	199,521
24-06-2015	30-12-2015	$0.300	1,380,000	—	—	(1,380,000)	—
24-06-2015	30-06-2020	$0.400	5,190,000	—	—	—	5,190,000
15-10-2015	16-11-2020	$0.220	—	5,500,008	—	(300,000)	5,200,008
18-03-2016	01-02-2021	$0.199	—	3,000,000	—	—	3,000,000
18-03-2016	01-02-2021	$0.199	—	2,000,000	—	—	2,000,000
18-03-2016	01-02-2021	$0.261	—	2,500,000	—	—	2,500,000

			7,235,991	13,000,008	—	(1,680,000)	18,555,999

Weighted average exercise price			$0.358	$0.220	$0.000	$0.286	$0.268

The weighted average remaining contractual life of options outstanding at the 30 Jun 2016 is 4.33 years.

Note 40. Share-based payments (continued)

Employee share options

During the year ended 30 June 2017, 5,120,000 options have been issued to the employees during the year by the consolidated entity pursuant to the Company’s Employee Share Option Plan.

•	Tranche 8 of 2,000,000 options vesting equally over 4 years

•	Tranche 9 of 620,000 options vesting equally over 4 years

•	Tranche 10 of 500,000 options vesting equally over 3 years

•	Tranche 11 of 2,000,000 options vesting equally over 4 years.

An option will only vest if the option holder continues to be a full-time employee with the Company or an Associated Company during the vesting period relating to the option.

Conditions for an option to be exercised:

•	The option must have vested and a period of 1 years from the date the option was issued must have expired;

•	Option holder must have provided the Company with an Exercise Notice and have paid the Exercise Price for the option.

•	The Exercise Notice must be for the exercise of at least the Minimum Number of Options;

•	The Exercise Notice must have been provided to the Company and Exercise Price paid before the expiry of 5 years from the date the Option is issued.

Options Valuation

In order to obtain a fair valuation of these options, the following assumptions have been made:

The Black Scholes option valuation methodology has been used with the expectation that the majority of these options would be exercised towards the end of the term of these options. Inputs into the Black Scholes model includes the share price at grant date, exercise price, volatility, and the risk free rate of a five year Australian Government Bond on grant date.

The exercise prices and expiry dates of these options are disclosed in the table above.

Risk-free rate and grant date

For all tranches, the risk-free rate of a five-year Australian Government bond on grant date was used. Please refer to the table below for details.

The Tranche 8 to Tranches 11 options have various vesting periods and exercising conditions. These options are unlisted as at 30/06/2017.

No dividends are expected to be declared or paid by the consolidated entity during the terms of the options.

The underlying expected volatility was determined by reference to historical data of the Company’s shares over a period of time. No special features inherent to the options granted were incorporated into measurement of fair value.

Note 40. Share-based payments (continued)

Based on the above assumptions, the table below sets out the valuation for each tranche of options:

Tranche	Grant date	Expiry date	Share price at Grant Date	Exercise price	Volatility (%)	Remaining Option Life	Fair value per option	Risk free Rate
1	04/03/2015	16/12/2019	$0.180	$0.150	120.00%	2.46	$0.150	2.07%
2	04/03/2015	18/12/2019	$0.180	$0.150	120.00%	2.47	$0.150	2.07%
3	24/06/2015	30/06/2020	$0.245	$0.400	150.00%	3.00	$0.217	2.02%
4	15/10/2015	16/11/2020	$0.140	$0.220	158.11%	3.38	$0.128	2.04%
5	18/03/2016	01/02/2021	$0.115	$0.199	130.00%	3.59	$0.081	2.00%
6	18/03/2016	01/02/2021	$0.115	$0.199	130.00%	3.59	$0.086	2.00%
7	18/03/2016	01/02/2021	$0.115	$0.261	130.00%	3.59	$0.087	2.00%
8	05/09/2016	05/09/2021	$0.105	$0.163	122.00%	4.19	$0.084	1.60%
9	12/10/2016	17/10/2021	$0.098	$0.156	122.00%	4.30	$0.078	1.89%
10	31/10/2016	01/11/2021	$0.090	$0.138	122.00%	4.34	$0.072	1.87%
11	21/11/2016	23/11/2021	$0.092	$0.138	122.00%	4.40	$0.073	2.10%