Form 20-F/A
period 2017-06-30
KAZIA THERAPEUTICS LTD
filed 2017-12-18
CIK 1075880

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

Kazia Therapeutics Limited

ACN 063 259 754

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

New South Wales, Australia

(Jurisdiction of incorporation or organization)

Level 5, 20 George Street, Hornsby, New South Wales 2077, Australia

(Address of principal executive offices)

Mrs Gabrielle Heaton

(e)Gabrielle.Heaton@kaziatherapeutics.com (t) +61-2-9472-4111

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

Large accelerated filer  ☐                 Accelerated filer  ☐                 Non-accelerated filer  ☒                Emerging growth company  ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

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

Yes  ☐            No  ☒

EXPLANATORY NOTE

This Amendment No. 1 to Form 20-F (the “Form 20-F/A”) amends the Annual Report on Form 20-F of Kazia Therapeutics Limited (formerly known as Novogen Limited) for the fiscal year ended June 30, 2017, originally filed with the U.S. Securities and Exchange Commission (“SEC”) on October 25, 2017 (the “Form 20-F”). The sole purpose of this Form 20-F/A is to amend the Form 20-F to replace the original Exhibits 4.11, 4.13 and 4.14 to the Form 20-F (the “Original Exhibits”) with the new Exhibits 4.11, 4.13 and 4.14 attached to this Form 20-F/A (the “New Exhibits”) in response to comments received from the SEC on a confidential treatment application. The New Exhibits reinstate information that was redacted in the Original Exhibits for which confidential treatment is no longer requested and replace in their entirety the Original Exhibits. The amendments to the Original Exhibits that are made in the New Exhibits are as follows:

(i)	the redacted terms in the definitions of “Milestone 1 Shares” and “Milestone 2 Shares” in Section 1.1 of Exhibit 4.11 have been restored;

(ii)	the redacted total amount in the “Instalment” column of the table in Section 2 of Schedule 4 to Exhibit 4.13 has been restored;

(iii)	the redacted total amounts under “Cash” in the first rows of the first and third tables in Section 3 of Schedule 4 to Exhibit 4.13 have been restored; and

(iv)	the redacted total amounts under “Cash” in the first rows of the first and third tables in Section 1 of Schedule 3 to Exhibit 4.14 have been restored.

Pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, as amended, this Form 20-F/A also contains new certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. Because no financial statements have been included in this Form 20-F/A and this Form 20-F/A does not contain or amend any disclosure with respect to Items 307 and 308 of Regulation S-K, paragraphs 3, 4 and 5 of the certifications have been omitted.

No other changes have been made to the Form 20-F. The Form 20-F, as amended by this Form 20-F/A, speaks as of the original filing date of the Form 20-F, does not reflect events that may have occurred subsequent to the original filing date of the Form 20-F, and does not modify or update in any way the disclosures made in the Form 20-F.

Item 19.	Exhibits

(a)	Exhibits

Exhibit No.	Exhibit Description

4.11	Share Sale Agreement dated October 31, 2016 between Kilinwata Investments Pty. Ltd., Mi Ok Chong, Paul Hopper and Novogen Limited.†

4.13	CRC Project Funding Agreement dated March 21, 2017 between The Commonwealth of Australia as represented by the Department of Industry, Innovation and Science and Novogen Limited.†

4.14	Participants Agreement dated June 15, 2017 between Novogen Limited, The University of New South Wales and ICP - Firefly Pty. Limited.†

12.1	Certification of the Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

† Confidential treatment has been requested with respect to portions of this Exhibit. Omitted portions have been submitted separately to the SEC.

SIGNATURES

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

KAZIA THERAPEUTICS LIMITED

/s/ James Garner
Dr James Garner Chief Executive Officer

Date: December 18, 2017