Form 20-F
period 2018-06-30
KAZIA THERAPEUTICS LTD
filed 2018-10-24
CIK 1075880

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2018

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from                      to

Commission file number 0-29962

Kazia Therapeutics Limited

(formerly Novogen Limited)

ACN 063 259 754

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

New South Wales, Australia

(Jurisdiction of incorporation or organization)

Three International Towers Level 24, 300 Barangaroo Avenue, Sydney, New South Wales 2000, Australia

(Address of principal executive offices)

Gabrielle Heaton

(e)Gabrielle.Heaton@kaziatherapeutics.com (t) +61-2-9472-4101

Three International Towers Level 24, 300 Barangaroo Avenue, Sydney, New South Wales 2000, Australia

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing ten Ordinary Shares*	The NASDAQ Stock Market

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

*	Not for trading, but only in connection with the registration of American Depositary Shares.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

Not Applicable

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

The number of outstanding Ordinary Shares of the issuer as at June 30, 2018 was 48,409,621.

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

Yes  ☒            No  ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes  ☐            No  ☒

Indicate by check mark if the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See definition of “large accelerated filer”, “accelerated filer” or “emerging growth company” in Rule 12b-2 of the Exchange Act:

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

Yes  ☐            No  ☒

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F includes forward-looking statements, which involve a number of risks and uncertainties. These forward-looking statements can generally be identified as such because the context of the statement will include words such as “may,” “will,” “intend,” “plan,” “believe,” “anticipate,” “expect,” “estimate,” “predict,” “potential,” “continue,” “likely,” or “opportunity,” the negative of these words or other similar words. Similarly, statements that describe our future plans, strategies, intentions, expectations, objectives, goals or prospects and other statements that are not historical facts are also forward-looking statements. Discussions containing these forward-looking statements may be found, among other places, in “Business Overview” and “Operating and Financial Review and Prospects” in this Annual Report on Form 20-F. For such statements, we claim the protection of the Private Securities Litigation Reform Act of 1995 and section 27A of the Securities Act and Section 21E of the Exchange Act. Readers of this Annual Report on Form 20-F are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the time this Annual Report on Form 20-F was filed with the Securities and Exchange Commission, or SEC. These forward-looking statements are based largely on our expectations and projections about future events and future trends affecting our business and are subject to risks and uncertainties that could cause actual results to differ materially from those anticipated in the forward-looking statements. These risks and uncertainties include, without limitation, those discussed in “Risk Factors” and in “Operating and Financial Review and Prospects” of this Annual Report on Form 20-F. In addition, past financial or operating performance is not necessarily a reliable indicator of future performance, and you should not use our historical performance to anticipate results or future period trends. We can give no assurances that any of the events anticipated by the forward-looking statements will occur or, if any of them do, what impact they will have on our results of operations and financial condition. Except as required by law, we undertake no obligation to update publicly or revise our forward-looking statements to reflect events or circumstances that arise after the filing of this Annual Report on Form 20-F.

In this Annual Report on Form 20-F, “Kazia,” “Company,” “we,” “us” and “our” refer to Kazia Therapeutics Limited and its wholly owned subsidiaries on a consolidated basis, unless the context otherwise provides.

PART I

Item 1.	Identity of Directors, Senior Management and Advisors

Item 1 details are not required to be disclosed as part of the Annual Report.

Item 2.	Offer Statistics and Expected Timetable

Item 2 details are not required to be disclosed as part of the Annual Report.

Item 3.	Key Information

A. Selected financial data

The selected financial data have been derived from the consolidated financial statements of the Company for and as of the fiscal years ended June 30, 2016, 2017 and 2018 included in this Annual Report and should be read in conjunction with, and are qualified in their entirety by, reference to those statements and the notes thereto.

This financial report complies with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The consolidated financial statements have been audited in accordance with the Public Company Accounting Oversight Board (“PCAOB”) auditing standards in the United States by the Company’s independent registered public accounting firm. The Company’s fiscal year ends on June 30. As used throughout this Annual Report, the word “fiscal” followed by a year refers to the 12-month period ended on June 30 of that year. For example, the term “fiscal 2018” refers to the 12 months ended June 30, 2018. Except as otherwise indicated, all dollar amounts referred to in this Annual Report are at the consolidated level and exclude inter-company amounts.

Summary of consolidated profit or loss and other comprehensive income (IFRS)	2014 A$’000	2015 A$’000	2016 A$’000	2017 A$’000	2018 A$’000	2018 US$’000

Revenue and other income	429	2,842	4,071	8,812	13,108	9,699

(Loss) before income tax expense from continuing operations	(7,569)	(7,306)	(12,155)	(10,869)	(6,344)	(4,694)

(Loss) after income tax expense from discontinued operations	—	—	—	—	—	—

(Loss) after income tax expense for the year	(7,569)	(7,306)	(12,155)	(10,670)	(6,039)	(4,468)

Net (loss) attributable to members of Kazia Therapeutics Limited	(7,468)	(7,139)	(12,062)	(10,670)	(6,039)	(4,468)

Earnings per share for loss from continuing operations attributable to the owners of Kazia Therapeutics Limited
Basic (loss) per share (cents per share)	(4.76)	(2.99)	(2.82)	(2.28)	(12.48)	(9.23)
Diluted (loss) per share (cents per share)	(4.76)	(2.99)	(2.82)	(2.28)	(12.48)	(9.23)

Weighted average number of ordinary share shares used to calculate earnings per share	156,725,363	238,418,048	427,431,910	467,833,849	48,376,525	48,376,525

Number of outstanding ordinary shares at year end	168,557,834	423,116,465	429,733,982	483,287,914	48,409,621	48,409,621

Summary of consolidated financial position (IFRS)	2014 A$’000	2015 A$’000	2016 A$’000	2017 A$’000	2018 A$’000	2018 US$’000

Cash and cash equivalents	2,502	44,371	33,453	14,455	5,956	4,407

Total assets	4,660	46,140	35,517	35,910	28,175	20,847

Net assets/Equity	1,413	44,362	33,931	25,338	19,242	14,238

Debt	2,707	—	—	—	—	—

Capital Stock	142,586	190,404	191,301	193,769	31,576	23,363

The Company publishes its consolidated financial statements expressed in Australian dollars. In this Annual Report, references to “U.S. dollars” or “US$” are to the currency of the United States of America (“U.S.”) and references to “Australian dollars” or “A$” are to the currency of Australia. For the convenience of the reader, this Annual Report contains translations of certain Australian dollar amounts into U.S. dollars at specified rates. These translations should not be construed as representations that the Australian dollar amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. Unless otherwise stated, the translations of Australian dollars into U.S. dollars have been made at the rate of US$0.7399 = A$1.00, the foreign exchange rate as issued weekly by the Board of Governors of the Federal Reserve System (www.federalreserve.gov/releases) on June 29, 2018.

Exchange rates for the six months to September 2018 for A$1.00 per US$

Month	High	Low

April	$0.7784	$0.7543
May	$0.7595	$0.7445
June	$0.7677	$0.7355
July	$0.7466	$0.7322
August	$0.7428	$0.7192
September	$0.7107	$0.7278

Exchange rates for the last five fiscal years for A$1.00 per US$

Fiscal year ended June 30	Average Rate*

2014	$0.9186
2015	$0.8365
2016	$0.7289
2017	$0.7542
2018	$0.7741

*	Determined by calculating the average rate of the exchange rates on the last trading day of each month during the period.

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

Risks Related to Our Financial Condition and Capital Requirement

We have incurred significant net losses. We anticipate that we will continue to incur significant net losses for the foreseeable future and we may never achieve or maintain profitability.

We are a biotechnology company and have not yet generated significant revenue. We have incurred losses of A$12.2 million, A$10.7 million and A$6.0 million for the fiscal years ended June 30, 2016, 2017 and 2018, respectively. We have not generated any revenues from sales of any of our product candidates.

As of June 30, 2018, we had accumulated losses of A$14.6 million. We have devoted most of our financial resources to research and development, including our clinical and preclinical development activities. To date, we have financed our operations primarily through the issuance of equity securities, research and development grants from the Australian government and payments from our collaboration partners. We have not generated, and do not expect to generate, any significant revenue for the foreseeable future, and we expect to continue to incur significant operating losses for the foreseeable future due to the cost of research and development, preclinical studies and clinical trials and the regulatory approval process for product candidates. The amount of our future net losses is uncertain and will depend, in part, on the rate of our future expenditures. Our ability to continue operations will depend on, among other things, our ability to obtain funding through equity or debt financings, strategic collaborations or additional grants.

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

The net losses we incur may fluctuate significantly from quarter to quarter and year to year, such that a period to-period comparison of our results of operations may not be a good indication of our future performance. In any particular quarter or quarters, our operating results could be below the expectations of securities analysts or investors, which could cause the price of the ADSs to decline.

We have never generated any revenue from product sales and may never be profitable.

Our ability to generate significant revenue and achieve profitability depends on our ability, alone or with strategic collaboration partners, to successfully complete the development of and obtain the regulatory approvals for our product candidates, to manufacture sufficient supply of our product candidates, to establish a sales and marketing organization or suitable third-party alternative for the marketing of any approved products and to successfully commercialize any approved products on commercially reasonable terms. All of these activities will require us to raise sufficient funds to finance business activities. We do not expect any milestone payments from our collaborative partners to be significant in the foreseeable future. In addition, we do not anticipate generating revenue from commercializing product candidates for the foreseeable future, if ever. Our ability to generate future revenues from commercializing product candidates depends heavily on our success in:

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

The Company’s lead programs include GDC-0084, a small molecule inhibitor of the PI3K/Akt/mTor pathway, and Cantrixil (TRX-E-002-1), a small molecule agent with activity against tumor-initiating cells. However, even though progress has been made, such as the clinical validation of the PI3K/Akt/mTor pathway as a target for oncology therapies, developments of our product candidates may prove unsuccessful, after completion of clinical trials, due to any failure to provide any beneficial effect to cancer patients. It is possible that either or both agents may fail to show sufficient benefit as a treatment for cancer to become commercially-viable products.

The Company has ongoing clinical trials in which experimental therapies are administered to human subjects. If profound and unexpected safety concerns are encountered in clinical trials, it may materially affect the continuity of our business and our financial condition.

Despite all applicable efforts to characterise the safety profile of our drug development candidates through animal studies and other mechanisms, the possibility of unexpected safety concerns remains. If one or both of our clinical stage candidates were found to be associated with profound and unexpected toxicity, Kazia may be required to cease development, and may additionally incur other impairments to the business including reputational damage.

The Company’s ability to continue as a going concern is dependent on its ability to raise capital to support its R&D programs.

The Company has limited cash resources and will periodically need additional funds to maintain the planned level of R&D activity. We expect to consume cash and incur operating losses for the foreseeable future as the Company continues developing its oncology drug candidates. The impact on cash resources and results from operations will vary with the extent and timing of future clinical trial programs. While it is not possible to make accurate predictions of future operating results, we expect existing cash and cash equivalents will be sufficient to enable us to continue our research and development activities until approximately second quarter calendar 2019.

As at June 30, 2018, we had cash in hand and at bank of A$6 million and further readily realizable assets of A$6.2 million. The financial statements have been prepared on a going concern basis, which contemplates continuity of normal activities and realisation of assets and settlement of liabilities in the normal course of business. As is often the case with drug development companies, our ability to continue its development activities as a going concern is dependent upon it deriving sufficient cash from investors, from licensing and partnering activities and from other sources of revenue such as grant funding. The directors have considered the cash flow forecasts and the funding requirements of the business and are confident that the strategies in place are appropriate to generate sufficient funding to allow us to continue as a going concern. Accordingly the directors have prepared the financial statements on a going concern basis. Should the above assumptions not prove to be appropriate, there is material uncertainty whether we will continue as a going concern and therefore whether it will realise its assets and extinguish its liabilities in the normal course of business and at the amounts stated in these financial statements.

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

We have historically received, and expect to continue to receive, grants through the Australian federal government’s Research and Development Tax Incentive program (“R&D tax rebate”), under which the government provides a cash refund for a percentage of eligible research and development expenditures by small Australian entities (defined as Australian entities with less than A$20 million in revenue) having a tax loss. The R&D tax rebate is made by the Australian federal government for eligible research and development purposes based on the filing of an annual application. We received R&D tax rebates during fiscal 2017 and 2018 of A$4.4 million and A$4.0 million, respectively. In respect of fiscal 2018, we estimate the rebate which will be received in early fiscal 2019 and has accrued that amount of A$2.2 million as income in the statement of profit or loss and other comprehensive income. This rebate is available for our research and development activities in Australia, as well as activities in the United States and other countries to the extent such non-Australian based expenses relate to our activities in Australia, do not exceed 50% of the expenses for the relevant activities and are approved by the Australian government.

To the extent our research and development expenditures are deemed to be “ineligible,” then our rebates would decrease. In addition, the Australian government may in the future decide to modify the requirements of, reduce the amounts of the rebates available under, or discontinue the R&D tax rebate program. For instance, the Australian government has recently announced changes to the rebate program which introduce an annual cap of A$4 million on refunds and amends the rate at which refunds are calculated. Any future changes in the R&D tax rebate could have a material adverse effect on our future cash flows and financial position.

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

Risks Related to Our Business Operations

We may not successfully engage in strategic transactions or enter into new collaborations, which could adversely affect our ability to develop and commercialize product candidates, impact our cash position, increase our expenses and present significant distractions to our management.

From time to time, we may consider additional strategic transactions, such as collaborations, acquisitions, asset purchases or sales and out- or in-licensing of product candidates or technologies. In particular, we will evaluate and, if strategically attractive, seek to enter into additional collaborations, including with major biotechnology or pharmaceutical companies. The competition for collaborators is significant, and the negotiation process is time-consuming and complex. Any new collaboration may be on terms that are not optimal for us, and we may not be able to maintain any new or existing collaboration if, for example, development or approval of a product candidate is delayed, sales of an approved product candidate do not meet expectations or the collaborator discontinues the collaboration. Any such collaboration, or other strategic transaction, may require us to incur non-recurring or other charges, increase our expenditures, pose significant integration or implementation challenges or disrupt our management or business.

These transactions would entail numerous operational and financial risks, including exposure to unknown liabilities, incurrence of substantial debt or dilutive issuances of equity securities to pay transaction consideration or costs, higher than expected collaboration, acquisition or integration costs, write-downs of assets or goodwill or impairment charges, increased amortization expenses, difficulty and cost in facilitating the collaboration or combining the operations and personnel of any acquired business, impairment of relationships with key suppliers, manufacturers or customers of any acquired business due to changes in management and ownership and the inability to retain key employees of any acquired business.

Accordingly, although there can be no assurance that we will undertake or successfully complete any additional transactions of the nature described above, any transactions that we do complete may be subject to the foregoing or other risks and have a material adverse effect on our business, results of operations, financial condition and prospects. Conversely, any failure to enter any collaboration or other strategic transaction that would be beneficial to us could delay and make more expensive the development and potential commercialization of our product candidates and have a negative impact on the competitiveness of any product candidate that reaches market.

Any inability to attract and retain qualified key management and technical personnel would impair our ability to implement our business plan.

Our success largely depends on the continued service of key management and other specialized personnel. The loss of one or more members of our management team or other key employees or advisors could delay or increase the cost of our research and development programs and materially harm our business, financial condition, results of operations and prospects. The relationships that our key managers have cultivated within our industry make us particularly dependent upon their continued employment with us. We are dependent on the continued service of our technical personnel because of the highly technical nature of our product candidates and the specialized nature of the regulatory approval process for our product candidates. Because our management team and key employees are not obligated to provide us with continued service, they could terminate their employment with us at any time without penalty. We do not maintain key person life insurance policies on any of our management team members or key employees. Our future success will depend in large part on our continued ability to attract and retain other highly qualified scientific, technical and management personnel, as well as personnel with expertise in clinical testing, manufacturing, governmental regulation and commercialization. We face competition for personnel from other companies, universities, public and private research institutions, government entities and other organizations.

Our collaborations with outside scientists and consultants may be subject to restriction and change.

We work with medical experts, chemists, biologists and other scientists at academic and other institutions, and consultants who assist us in our research, development and regulatory efforts, including the members of our scientific advisory board. In addition, these scientists and consultants have provided, and we expect that they will continue to provide, valuable advice regarding our programs and regulatory approval processes. These scientists and consultants are not our employees and may have other commitments that would limit their future availability to us. If a conflict of interest arises between their work for us and their work for another entity, we may lose their services. In addition, we are limited in our ability to prevent them from establishing competing businesses or developing competing products. For example, if a key scientist acting as a principal investigator in any of our future clinical trials identifies a potential product or compound that is more scientifically interesting to his or her professional interests, his or her availability to remain involved in any future clinical trials could be restricted or eliminated.

We face potential product liability, and, if successful claims are brought against us, we may incur substantial liability and costs. If the use of our product candidates harms patients, or is perceived to harm patients even when such harm is unrelated to our product candidates, our regulatory approvals could be revoked or otherwise negatively impacted and we could be subject to costly and damaging product liability claims.

The use of our product candidates in clinical trials and the sale of any products for which we may in the future obtain marketing approval exposes us to the risk of product liability claims. Product liability claims might be brought against us by consumers, healthcare providers, pharmaceutical companies or others selling or otherwise coming into contact with our product candidates. There is a risk that our product candidates may induce adverse events. If we cannot successfully defend against product liability claims, we could incur substantial liability and costs. In addition, regardless of merit or eventual outcome, product liability claims may result in:

•	impairment of our business reputation;

•	withdrawal of clinical trial participants;

•	costs due to related litigation;

•	distraction of management’s attention from our primary business;

•	substantial monetary awards to patients or other claimants;

•	the inability to commercialize our product candidates;

•	decreased demand for our product candidates, if approved for commercial sale; and

•	increased cost, or impairment of our ability, to obtain or maintain product liability insurance coverage.

We may use our limited financial and human resources to pursue a particular research program or product candidate and fail to capitalize on programs or product candidates that may be more profitable or for which there is a greater likelihood of success.

Because we have limited resources, we may forego or delay pursuit of opportunities with certain programs or product candidates or for indications that later prove to have greater commercial potential. Our resource allocation decisions may cause us to fail to capitalize on viable commercial products or profitable market opportunities. Our spending on current and future research and development programs for product candidates may not yield any commercially viable products. If we do not accurately evaluate the commercial potential or target market for a particular product candidate, we may relinquish valuable rights to that product candidate through strategic collaboration, licensing or other royalty arrangements in cases in which it would have been more advantageous for us to retain sole development and commercialization rights to such product candidate, or we may allocate internal resources to a product candidate in a therapeutic area in which it would have been more advantageous to enter into a collaboration arrangement.

Our internal computer and information technology systems, or those of our collaborators and other development partners, third-party CROs or other contractors or consultants, may fail or suffer security breaches, which could result in a disruption of our product development programs.

Despite the implementation of security measures, our internal computer and information technology systems and those of our current and any future CROs and other contractors, consultants and collaborators are vulnerable to damage from computer viruses, cyber-attacks, unauthorized access, natural disasters, terrorism, war and telecommunication and electrical failures. Such events could cause interruptions of our operations. While we have not experienced any material system failure, accident or security breach to date, if such an event were to occur and cause interruptions in our operations, it could result in a disruption of our development programs and our business operations, whether due to a loss of our trade secrets or other similar disruptions. For example, the loss of clinical trial data from ongoing or future clinical trials or data from preclinical studies could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. Likewise, we rely on third parties to manufacture our product candidates and will rely on third parties to conduct future clinical trials, and similar events relating to their computer systems could also have similar consequences to our business. To the extent that any disruption or security breach were to result in a loss of, or damage to, our data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur liability and the further development and commercialization of our product candidates could be delayed and become more expensive.

Our ability to utilize our net operating losses and certain other tax attributes may be limited.

We have substantial carried forward tax losses which may not be available to offset any future assessable income. In order for an Australian corporate taxpayer to carry forward and utilize tax losses, the taxpayer must pass either the continuity of ownership test, or COT, or, if it fails the COT, the same business test, or SBT, in respect of relevant tax losses.

We have not carried out any analysis as to whether we have met the COT or, failing the COT, the SBT over relevant periods. In addition, future shareholding changes may result in a significant ownership change for us. It is therefore uncertain as to whether any of our tax losses carried forward as of June 30, 2018 will be available to be carried forward and available to offset our assessable income, if any, in future periods

Risks Related to the Product Development and Regulatory Approval of Our Product Candidates

We may not be able to obtain orphan drug exclusivity, where relevant, in all markets for our product candidates.

Regulatory authorities in some jurisdictions, including the United States, may designate drugs for relatively small patient populations as orphan drugs. Under the Orphan Drug Act, the FDA may designate a product as an orphan drug if it is a product intended to treat a rare disease or condition, which is generally defined as a patient population of fewer than 200,000 individuals annually in the United States. The FDA may also designate a product as an orphan drug if it is intended to treat a disease or condition of more than 200,000 individuals in the United States and there is no reasonable expectation that the cost of developing and making a drug or biological product available in the United States for this type of disease or condition will be recovered from sales of the product candidate.

Generally, if a product with an orphan drug designation subsequently receives the first marketing approval for the indication for which it has such designation, the product is entitled to a period of marketing exclusivity, which precludes the FDA from approving another marketing application for the same drug for such indication for that time period. The applicable period is seven years in the United States. Orphan drug exclusivity may be lost if the FDA determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantity of the drug to meet the needs of patients with the rare disease or condition.

In February 2018, the FDA granted orphan drug designation status in the United States for GDC-0084. Even if we obtain orphan drug exclusivity for additional products in the United States or other jurisdictions, that exclusivity may not effectively protect the product from competition because different drugs can be approved for the same condition, and the same drug could be approved for a different condition. Moreover, even after an orphan drug is approved, the FDA can subsequently approve the same drug, made by a competitor, for the same condition if the FDA concludes that the competitive product is clinically superior in that it is shown to be safer, more effective or makes a major contribution to patient care.

Positive results from preclinical studies of our product candidates are not necessarily predictive of the results of our planned clinical trials of our product candidates.

Positive results in preclinical proof of concept and animal studies of our product candidates may not result in positive results in clinical trials in humans. Many companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in clinical trials after achieving positive results in preclinical development or early stage clinical trials, and we cannot be certain that we will not face similar setbacks. These setbacks have been caused by, among other things, preclinical findings made while clinical trials were underway or safety or efficacy observations made in clinical trials, including adverse events. Moreover, preclinical and clinical data are often susceptible to varying interpretations and analyses, and many companies that believed their product candidates performed satisfactorily in preclinical studies and clinical trials nonetheless failed to obtain FDA or other regulatory authority approval. If we fail to produce positive results in our clinical trials of our product candidates, the development timeline and regulatory approval and commercialization prospects for our product candidates, and, correspondingly, our business and financial prospects, would be negatively impacted.

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

Risks Related to Commercialization of Our Product Candidates

The Company may not be able to establish the contractual arrangements necessary to develop, market and distribute the product candidates. Our failure to do so may adversely affect our business, results of operations and financial condition.

The Company has been successful in executing contractual agreements with strategic partners. This remains a key part of the Company’s business plan and the Company must continue to partner with third parties to manufacture clinical grade drug product and conduct key pre-clinical and clinical investigations. Strategic agreements around packaging, branding, market access and distribution for its drug products will also eventually be required.

However, potential partners could be discouraged by the Company’s limited operating history. There is no assurance that the Company will be able to negotiate commercially acceptable licensing or other agreements for the future exploitation of its drug product candidates including continued clinical development, manufacture or marketing. If the Company is unable to successfully contract for these services, or if arrangements for these services are terminated, the Company may have to delay the commercialization program which will adversely affect its ability to generate operating revenues.

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

The Company’s competitors include pharmaceutical companies and biotechnology companies, as well as universities and public and private research institutions. In addition, companies active in different but related fields represent substantial competition. Many of the Company’s competitors developing oncology drugs have significantly greater capital resources, larger R&D staff and facilities and greater experience in drug development, regulation, manufacturing and marketing. These organizations also compete with the Company and its service providers, to recruit qualified personnel, and to attract partners for joint ventures and to license technologies. As a result, the Company’s competitors may be able to develop technologies and products that would render the Company’s technologies or its drug candidates obsolete or non-competitive.

Risks Related to Our Intellectual Property

If we are unable to protect intellectual property rights related to our product candidates, we may not be able to obtain exclusivity for our product candidates or prevent others from developing similar competitive products.

We rely upon a combination of patents, know-how, trade secret protection and confidentiality agreements to protect the intellectual property related to our product candidates.

The strength of patents in the biotechnology and pharmaceutical field involves complex legal and scientific questions and can be uncertain. The patent applications that we own or in-license may fail to result in issued patents with claims that cover our product candidates in the United States or other jurisdictions. In addition, we cannot guarantee that any patents will issue from any pending or future patent applications owned by or licensed to us. There is no assurance that all of the potentially relevant prior art relating to our patents and patent applications has been found. If such prior art exists, it can invalidate a patent or prevent a patent from issuing from a pending patent application. Even if patents do successfully issue and even if such patents cover our product candidates, third parties may initiate opposition, interference, re-examination, post-grant review, inter partes review, nullification or derivation action in court or before patent offices or similar proceedings challenging the validity, enforceability or scope of such patents, which may result in the patent claims being narrowed or invalidated. Furthermore, even if our patents and patent applications are unchallenged, they may not adequately protect our intellectual property, provide exclusivity for our product candidates or prevent others from designing around our claims. Any of these outcomes could impair our ability to prevent competition from third parties.

If the patent applications we hold or have in-licensed with respect to our programs or product candidates fail to issue, or are revoked, if the breadth or strength of our patent protection is threatened, or if our patent portfolio fails to provide meaningful exclusivity for our product candidates, it could dissuade companies from collaborating with us to develop product candidates and threaten our ability to commercialize future products. Any successful opposition to any patents owned by or licensed to us could deprive us of rights necessary for the successful commercialization of any product candidates that we may develop. Further, if we encounter delays in regulatory approvals, the period of time during which we could market a product candidate under patent protection could be reduced. Even where we have a valid and enforceable patent, we may not be able to exclude others from practicing our invention where the other party can show that they used the invention in commerce before our filing date or the other party benefits from a compulsory license. In addition, patents have a limited lifespan. In the United States, the natural expiration of a patent is generally 20 years after it is filed. Various extensions may be available, but the life of a patent, and the protection it affords, is limited. Even if patents covering our product candidates are obtained, once the patent life has expired for a product, we may be open to competition from competitive medications, including biosimilar or generic medications. This risk is material in light of the length of the development process of our products and lifespan of our current patent portfolio.

In addition to the protection afforded by patents, we rely on trade secret protection and confidentiality agreements to protect proprietary know-how that is not patentable or that we elect not to patent, processes for which patents are difficult to enforce and any other elements of our product candidate discovery and development processes that involve proprietary know-how, information or technology that is not covered by patents. However, trade secrets can be difficult to protect. What constitutes a trade secret and what protections are available for trade secrets varies from state to state in the United States and country by country worldwide. We seek to protect our proprietary technology and processes, in part, by entering into confidentiality agreements with our employees, consultants, scientific advisors and contractors. We also seek to preserve the integrity and confidentiality of our data and trade secrets by maintaining physical security of our premises and physical and electronic security of our information technology systems. Security measures may be breached, and we may not have adequate remedies for any breach. In addition, our trade secrets may otherwise become known or be independently discovered by competitors. Although we expect all of our employees and consultants to assign their inventions to us, and all of our employees, consultants, advisors and any third parties who have access to our proprietary know-how, information or technology to enter into confidentiality agreements, we cannot provide any assurances that all such agreements have been duly executed or that our trade secrets and other confidential proprietary information will not be disclosed or that competitors will not otherwise gain access to our trade secrets or independently develop substantially equivalent information and techniques.

The Company is at an early stage of drug development and is in the process of applying for patents over composition and matter and use for both of its drug technology platforms. There is no certainty that patent protection will be granted or maintained in the event of challenge by an external party.

The Company has a patent portfolio to protect its key assets. The patent strategy is adapted for each technology platform and the sub-sections of each platform. The over-arching strategy in the IP portfolio is to cover the three critical corner stones of pharmaceutical patent: composition of matter (the breadth structures covered in the patent), method of manufacture (the chemical processes used to manufacture the compounds disclosed in the patent) and method of use. Our key patents covering lead assets have been granted in Australia and are at different stages of entering national phase in other jurisdictions. Consequently, the risk to our patent coverage for our lead assets has been substantially reduced. While the Company’s patent strategy is closely supervised by experienced patent attorneys and every effort made to ensure the likely success of achieving approval of patent claims in all major territories, there is no guarantee that any or all jurisdictions will grant such claims.

Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

Periodic maintenance fees, renewal fees, annuity fees and various other governmental fees on patents and applications are required to be paid to the USPTO and various governmental patent agencies outside of the United States in several stages over the lifetime of the patents and applications. The USPTO and various corresponding governmental patent agencies outside of the United States require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process and after a patent has issued. There are situations in which non-compliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction.

Our success depends, in part, on our ability to protect our intellectual property and our technologies.

Our commercial success depends, in part, on our ability to obtain and maintain patent and trade secret protection for our technologies, our traits, and their uses, as well as our ability to operate without infringing upon the proprietary rights of others. If we do not adequately protect our intellectual property, competitors may be able to use our technologies and erode or negate any competitive advantage we may have, which could harm our business and ability to achieve profitability.

Filing, prosecuting and defending patents on product candidates in all countries around the world would be prohibitively expensive. In addition, we may at times in-license third-party technologies for which limited international patent protection exists and for which the time period for filing international patent applications has passed. Consequently, we may not be able to prevent third parties from practicing our inventions, or from selling or importing products made using our inventions. Potential competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and further, may export otherwise infringing products to territories where we have patent protection but enforcement is difficult. These products may compete with our product candidates, if approved, and our patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

Many companies have encountered significant problems in protecting and defending intellectual property rights around the world. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents, trade secrets and other intellectual property protection, particularly those relating to biotechnology products, which could make it difficult for us to stop the infringement of our patents or marketing of competing products in violation of our proprietary rights generally. Proceedings to enforce our patent rights could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

Risks Related to Our Reliance on Third Parties

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

The Company does not intend to manufacture the drug product candidates in-house, and it will rely on third parties for drug supplies both for clinical trials and for commercial quantities in the future. The Company has taken the strategic decision not to manufacture active pharmaceutical ingredients (“API”) for the drug candidates, as these can be more economically supplied by third parties with particular expertise in this area. The Company outsources the manufacture of its drug products and their testing to FDA requirements. The Company uses contract facilities that are registered with the FDA, have a track record of large scale API manufacture, and have already invested in capital and equipment. The Company has no direct control over the cost of manufacturing its product candidates. If the cost of manufacturing increases, or if the cost of the materials used increases, these costs may be passed on, making the cost of conducting clinical trials more expensive. Increases in manufacturing costs could adversely affect the Company’s future profitability if it was unable to pass all of the increased costs along to its customers.

Risks Related to our Securities

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

The trading price of the Company’s ordinary shares and American Depositary Shares (“ADSs”) is highly volatile. Your investment could decline in value and the Company may incur significant costs from class action litigations

The trading price of the Company’s ordinary shares and ADSs is highly volatile in response to various factors, many of which are beyond the Company’s control, including:

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

A decrease in the trading price of our ADSs could cause their delisting from NASDAQ.

Under NASDAQ rules, companies listed on the NASDAQ Capital Market are required to maintain a share price of at least US$1.00 per share to avoid delisting of their shares. If the share price declines below US$1.00 for a period of 30 consecutive business days, then that listed company would have 180 days to regain compliance with the US$1.00 per share minimum. In the event that the Company’s share price declines below US$1.00, it may be required to take action, such as a reverse stock split, in order to comply with the NASDAQ rules that may be in effect at the time.

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

There is a substantial risk that we are, or will become, a passive foreign investment company, or PFIC, which will subject our U.S. investors to adverse tax rules

Holders of our ordinary shares or ADSs who are U.S. persons for U.S. federal income tax purposes face income tax risks. There is a substantial risk that we are, or will become, a passive foreign investment company, commonly referred to as a PFIC. Our treatment as a PFIC could result in a reduction in the after-tax return to the holders of our ordinary shares or ADSs and would likely cause a reduction in the value of such ordinary shares or ADSs. For U.S. federal income tax purposes, we will be classified as a PFIC for any taxable year in which either (i) 75% or more of our gross income is passive income, or (ii) at least 50% of the average quarterly value of all of our assets for the taxable year produce or are held for the production of passive income. For this purpose, cash is considered to be an asset that produces passive income. We believe that there is a risk we will be classified as a PFIC for the taxable year ended June 30, 2018. If we are classified as a PFIC for U.S. federal income tax purposes, highly complex rules will apply to U.S. holders owning ordinary shares or ADSs. Accordingly, you are urged to consult your tax advisors regarding the application of such rules. See Item 10 - Additional Information - Taxation, United States Federal Income Tax Consequences” for a more complete discussion of the U.S. federal income tax risks related to owning and disposing of our ordinary shares or ADSs.

Currency fluctuations may adversely affect the price of our ordinary shares, ADSs.

Our ordinary shares are quoted in Australian dollars on the ASX and the ADSs are quoted in U.S. dollars on NASDAQ. Movements in the Australian dollar/U.S. dollar exchange rate may adversely affect the U.S. dollar price of the ADSs. In the past year the Australian dollar has generally weakened against the U.S. dollar. However, this trend may not continue and may be reversed.

Australian takeover laws may discourage takeover offers being made for us or may discourage the acquisition of a significant position in our ordinary shares and ADSs.

We are incorporated in Australia and are subject to the takeover laws of Australia. Among other things, we are subject to the Australian Corporations Act 2001, or the Corporations Act. Subject to a range of exceptions, the Corporations Act prohibits the acquisition of a direct or indirect interest in our issued voting shares if the acquisition of that interest will lead to a person’s voting power in us increasing to more than 20%, or increasing from a starting point that is above 20% and below 90%. Australian takeover laws may discourage takeover offers being made for us or may discourage the acquisition of a significant position in our ordinary shares. This may have the ancillary effect of entrenching our board of directors and may deprive or limit our shareholders’ and ADS holders’ opportunity to sell their ordinary shares and ADSs and may further restrict the ability of our shareholders and ADS holders holders to obtain a premium from such transactions. See Item 10.B “Additional Information – Memorandum and Articles of Association.”

Item 4.	Information on the Company

A. History and development of the Company

Kazia Therapeutics Limited (“Kazia”), a public company limited by shares, was incorporated in March 1994 under the laws of New South Wales, Australia. Kazia is registered and operates under the Australian Corporations Act 2001.

Kazia has its registered office at Three International Towers, Level 24, 300 Barangaroo Avenue, Sydney, NSW 2000, Australia. Its telephone number and other contact details are: Phone +61-2-9472 4101; email info@kaziatherapeutics.com; and website, www.kaziatherapeutics.com (the information contained in the website does not form part of the Annual Report). Our agent for service of process in the United States is C T Corporation System, 111 Eighth Avenue, New York, New York 10011, USA.

The Company’s Ordinary Shares are listed on the Australian Securities Exchange (“ASX”) under the symbol ‘KZA’ and its ADSs, each representing ten Ordinary Shares, trade on the NASDAQ Capital Market under the symbol ‘KZIA’. The Depositary for the Company’s ADSs is The Bank of New York Mellon, 101 Barclay Street 22W New York, N.Y. 10286.

B. Business overview

Since its inception in 1994, the principal business of the Company has been pharmaceutical drug development. The Company is an emerging oncology-focused biotechnology company that has a portfolio of development candidates, diversified across several distinct technologies, with the potential to yield first-in-class and best-in-class agents in a range of oncology indications. The lead program is GDC-0084, a small molecule inhibitor of the PI3K / AKT / mTOR pathway, which is being developed to treat glioblastoma multiforme (GBM), which is the most common malignant and highly aggressive form of primary brain tumor in adults. Cantrixil (TRX-E-002-1) is the Company’s second clinical asset and is being developed as a potential therapy for ovarian cancer.

The Company has out-licensed all of its other pre-clinical assets to a range of entities in order to focus its time and cash resources on the above two important programs. We hold an ownership stake in those entities in order to share in any upside from successful development of those pre-clinical assets.

Research and Development

GDC-0084

Our development candidate is GDC-0084, a small molecule inhibitor of the PI3K / Akt / mTor pathway, that is being developed as a potential therapy for glioblastoma multiforme (GBM), the most common malignant and highly aggressive form of primary brain tumor in adults.

GDC-0084 was developed by Genentech, Inc. (“Genentech”) and the Company entered into a worldwide exclusive license for the asset in October 2016. Prior to this transaction, Genentech had completed an extensive preclinical development program that provided validation for GDC-0084 as a potential drug for brain cancer. Genentech also completed a phase I clinical trial in 47 patients with advanced grade III and grade IV glioma. The most common adverse events were oral mucositis and hyperglycemia. Per RANO criteria, 40% of patients exhibited a best observable response of stable disease, and 26% demonstrated a metabolic partial response on FDG-PET.

During fiscal 2018, the Company completed manufacture of investigational product (clinical trial material) in a capsule presentation suitable for phase II clinical trial use. The manufacturing was undertaken at contract manufacturing facilities in North America in accordance with current Good Manufacturing Practice (cGMP). In August 2017, the Company engaged Chiltern Oncology, a specialist contract research organisation (CRO) to conduct the phase II clinical study. The Company conducted a Type B meeting with the US Food and Drug Administration (FDA) in September 2017 that provided general support and specific guidance to the projected phase II clinical study. A first institutional review board approval was received in December 2017.

In February 2018, the U.S. Food and Drug Administration, the FDA, designated GDC-0084 as an orphan drug. Under the Orphan Drug Act, the FDA may designate a product as an orphan drug if it is a product intended to treat a rare disease or condition or if there is no reasonable expectation that the cost of developing and making a drug available in the United States for this type of disease or condition will be recovered from sales of the product candidate. Upon receipt of marketing approval for the indication for which an orphan drug has been designated, a product is entitled to a period of marketing exclusivity, which precludes the FDA from approving another marketing application for the same drug for seven years. Designation as an orphan drug may also provide opportunities from the FDA for grant funding, protocol assistance and financial assistance such as a waiver of New Drug Application fees.

In March 2018, GDC-0084 entered a phase II clinical trial in the United States. The initial focus is on dose optimization in the treatment of newly-diagnosed patients with glioblastoma multiforme. The final goal is to seek definitive evidence of clinical efficacy. The initial dose optimization component is likely to involve the recruitment of between 6 - 24 patients and is expected to be followed by a dose expansion cohort of approximately 20 patients to provide further information about the drug in the target population. We expect to receive initial results in early calendar 2019. A definitive randomized controlled study is expected to include approximately 224 patients and compare GDC-0084 to temozolomide, the existing standard of care for this patient population.

In parallel, the Company has commenced a 13-week toxicology study in two animal species under Good Laboratory Practice (GLP) conditions in order to support the further development and commercialisation of GDC-0084. This study remains ongoing and is expected to complete in the second half of calendar 2018. The Company has also taken patents to acceptance or grant in a number of territories, including Australia, China, and the United States.

In July 2018, the Company submitted an application to the World Health Organisation (WHO) for an International Non-proprietary Name (INN) for GDC-0084. The INN will be the generic name by which the compound is generally known in its future development and commericalisation, and an application is common practice at this stage in a drug’s development. The application is expected to be initially reviewed at the INN Autumn Consultation in the fourth calendar quarter of 2018, and the final selection of a name is expected to be complete by the end of calendar 2019.

Cantrixil (TRX-E-002-1)

Cantrixil (TRX-E-002-1) is the Company’s second clinical asset, and is derived from a proprietary drug discovery program. It is being developed as a potential therapy for ovarian cancer.

Research undertaken by Yale University has provided preclinical evidence that Cantrixil is active against both differentiated cancer cells and tumour-initiating cells (sometimes referred to as ‘cancer stem cells’). The latter are thought to be an important component of chemotherapy resistance and disease recurrence in diseases such as ovarian cancer, and thus Cantrixil has potential to offer benefit to the approximately three-quarters of ovarian cancer patients who are not adequately managed by conventional chemotherapy treatments.

In September 2016, the FDA approved Cantrixil IND application. As a result, in December 2016, the Company commenced a phase I clinical trial of Cantrixil in patients with ovarian cancer. The study seeks to establish the safety and tolerability of the development candidate, to determine a Maximum Tolerated Dose (MTD), and to explore indicative signals of clinical efficacy. Five trials sites in the United States and Australia are currently recruiting to the study.

Cantrixil is undergoing a phase I clinical trial at five trial sites in Australia and the United States. The study is in the “dose escalation” stage, which primarily aims to understand the safety and tolerability of a drug and to establish a “maximum tolerated dose” for further investigation. The trial is structured in part A (dose escalation phase), which seeks to test the safety and maximum tolerated dose, and part B (dose expansion cohort), which seeks to explore the efficacy of the product. Part A is expected to enroll between 3 and 42 patients while part B is expected to enroll 12 patients.

In June 2018, Kazia released preliminary high-level data on phase I regarding part A. Overall, the drug has encountered few dose-limiting toxicities. As a result, the trial has progressed with a number of patient enrolled towards the lower margin of the forecast range, in line with the trial protocol. Of five patients for whom any conclusion could be drawn as to efficacy, three had shown stable disease after two cycles of Cantrixil monotherapy, and one had shown a partial response after receiving Cantrixil in conjunction with chemotherapy. We expect part A to terminate in the fourth calendar quarter of 2018. Part B is expected to commence immediately after part A terminates, and is projected to recruit an additional 12 patients at the maximum tolerated dose determined in Part A.

Patent Protection

The Company has an aggressive global Intellectual Property (“IP”) strategy to protect its key assets and we have partnered with a global patent law firm to lodge patents that offer the best possible protection for our assets. The patent strategy is adapted for each technology platform and the principle mode of protection is through the patenting procedure, seeking to obtain exclusive licenses for all its key inventions and drug pipeline. The overarching strategy in the IP portfolio is to cover the three critical corner stones of pharmaceutical patent: composition of matter (the breadth structures covered in the patent), method of manufacture (the chemical processes used to manufacture the compounds disclosed in the patent) and method of use. Patents are submitted initially as provisional applications and after 12 months’ progress through to a Patent Cooperation Treaty (“PCT”) application.

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

The first phase of evaluation, known as the Application Entry Process, is usually a short period during which an application is assessed at an administrative level to ensure that it complies with the basic guidelines. The TGA may request further details from the applicant and may agree with sponsors that additional data (which while not actually required by the application, could enhance the assessment outcome) may be submitted later at an agreed time. The TGA must decide within at least 40 working days whether it will accept the application for evaluation.

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

The clinical evaluation reports (along with any resolutions of the ACPM sub-committee) are sent to the sponsoring company who then has the opportunity to comment on the views expressed within the evaluation report, provide corrections and to submit supplementary data to address any issues raised in the evaluation reports.

Once the evaluations are complete, the TGA prepares a summary document on the key issues on which advice will be sought from either the ACPM (for new medicines) or from the Peer Review Committee (“PRC”) for extensions to products which are already registered. This summary is sent to the sponsoring company, which is able to submit a response to the ACPM or PRC dealing with issues raised in the summary and those not previously addressed in the evaluation report. The ACPM/PRC provide independent advice on the quality, risk/benefit, effectiveness and access of the product and conduct medical and scientific evaluations of the application. The ACPM meets every two months to examine the applications referred by the TGA and its resolutions are provided to the sponsoring company within five working days after the ACPM meeting.

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

In the United States, pharmaceutical products are regulated by the FDA under the Federal Food, Drug, and Cosmetic Act (“FDCA”), and other laws in the case of biologics, the Public Health Service Act and other acts that implement regulations. The Company believes that the FDA will regulate its products as drugs. The process required by the FDA before drugs may be marketed in the United States generally involves the following:

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

•

Phase II: The drug is studied in controlled, exploratory therapeutic trials in a limited number of subjects with the disease or medical condition for which the new drug is intended to be used in order to identify possible adverse effects and safety risks, to determine the preliminary or potential efficacy of the product for specific targeted diseases or medical conditions, and to determine dosage tolerance and the optimal effective dose; and

•

Phase III: While Phase II studies demonstrate that a specific dosage range of the drug is likely to be effective and the drug has an acceptable safety profile, controlled, large-scale therapeutic, Phase III trials are undertaken at multiple study sites to demonstrate clinical efficacy and to further test for safety in an expanded patient population. These studies are used to evaluate the overall benefit – risk relationship of the drug and provide a basis for physician labelling.

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

A user fee, pursuant to the requirements of the Prescription Drug User Fee Act (“PDUFA”), and its amendments, must accompany each NDA. According to the FDA’s fee schedule, for the fiscal year 2017, the user fee for an application requiring clinical data, such as an NDA, is US$2,038,100. The FDA adjusts the PDUFA user fees on an annual basis. PDUFA also imposes an annual product fee for prescription drugs and biologics (US$97,750), and an annual establishment fee (US$512,200) on facilities used to manufacture prescription drugs and biologics. A written request can be submitted for a waiver under certain circumstances. Waivers may be possible for the application fee for the first human drug application that is filed by a small business, as defined by the FDCA, but there are no small business waivers for product or establishment fees. Waivers may also be possible for one or more fees, upon written request, when a waiver or reduction is necessary to protect the public health, the user fees would present a significant barrier to innovation, or the fees are anticipated to exceed the present or future costs incurred by FDA. The Company is not at the stage of development with its products where it is subject to these fees, but they are significant expenditures that may be incurred in the future and must be paid at the time of application submissions to FDA.

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

After product approval, there are continuing significant regulatory requirements imposed by the FDA, including record-keeping requirements, obligations to report adverse events in patients using the products, and restrictions on advertising and promotional activities. Quality control and manufacturing procedures must continue to conform to GMPs, and the FDA periodically inspects facilities to assess GMP compliance. Additionally, post-approval changes in ingredient composition, manufacturing processes or facilities, product labelling, or other areas may require submission of an NDA Supplement to the FDA for review and approval. New indications will require additional clinical studies and submission of an NDA Supplement. Failure to comply with FDA regulatory requirements may result in an enforcement action by the FDA, including warning letters, product recalls, suspension or revocation of product approval, seizure of product to prevent distribution, impositions of injunctions prohibiting product manufacture or distribution, and civil and criminal penalties. Maintaining compliance is costly and time-consuming. The Company cannot be certain that it, or its present or future suppliers or third-party manufacturers, will be able to comply with all FDA regulatory requirements, and potential consequences of noncompliance could have a material adverse impact on its business prospects.

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

European Union Regulatory Requirements

Outside the United States, the Company’s ability to market its products will also be contingent upon receiving marketing authorizations from the appropriate regulatory authorities and compliance with applicable post-approval regulatory requirements. Although the specific requirements and restrictions vary from country to country, as a general matter, foreign regulatory systems include risks similar to those associated with FDA regulation, described above. Under EU regulatory systems, marketing authorizations may be submitted either under a centralized or a national procedure. Under the centralized procedure, a single application to the European Medicines Agency (“EMA”) leads to an approval granted by the European Commission that permits the marketing of the product throughout the EU. The centralized procedure is mandatory for certain classes of medicinal products, but optional for others. For example, all medicinal products developed by certain biotechnological means, and those developed for cancer and other specified diseases and disorders, must be authorized via the centralized procedure. The Company assumes that the centralized procedure will apply to its products that are developed by means of a biotechnology process. The national procedure is used for products not requiring authorization by the centralized procedure. Under the national procedure, an application for a marketing authorization is submitted to the competent authority of one-member state of the EU. The holders of a national marketing authorization may submit further applications to the competent authorities of the remaining member states via either the decentralized or mutual recognition procedure. The decentralized procedure enables applicants to submit an identical application to the competent authorities of all member states where approval is sought at the same time as the first application, while under the mutual recognition procedure, products are authorized initially in one-member state, and other member states where approval is sought are then requested to recognize the original authorization based upon an assessment report prepared by the original authorizing competent authority. Both the decentralized and mutual recognition procedures should take no longer than 90 days, but if one-member state makes an objection, which under the legislation can only be based on a possible risk to human health, the application will be automatically referred to the Committee for Medicinal Products for Human Use (“CHMP”) of the EMA. If a referral for arbitration is made, the procedure is suspended. However, member states that have already approved the application may, at the request of the applicant, authorize the product in question without waiting for the result of the arbitration. Such authorizations will be without prejudice to the outcome of the arbitration. For all other concerned member states, the opinion of the CHMP, which is binding, could support or reject the objection or alternatively could reach a compromise position acceptable to all EU countries concerned. The arbitration procedure may take an additional year before a final decision is reached and may require the delivery of additional data.

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

Stock market listing compliance

On May 30, 2017, NASDAQ notified the Company that for the previous 30 business days the bid price of the Company’s common stock closed below the minimum US$1 per share requirement for continued inclusion on the NASDAQ Capital Market under NASDAQ Rule 5450(a)(1). On July 14, 2017, the Company effected a ratio change on the ADS program from 25 Ordinary Shares representing 1 ADS, to 100 Ordinary Shares representing 1 ADS. As a result, the traded price of the Company’s common stock increased by a factor of 4, bringing the Company back into compliance with NASDAQ Listing Rule 5450(a)(1).

The Company has met the compliance requirements for ASX listings and accordingly has not been in breach of those requirements.

Product and Corporate Developments during Fiscal 2018

The Company continued to pursue its strategy of focusing resources on clinical programs, being those most likely to provide a return to shareholders, and so the majority of the Company’s early-stage intellectual property (IP) was licensed out or partnered. In November 2017, Trilexium and a suite of early-stage molecules were licensed to Heaton-Brown Life Sciences Pty Ltd, a privately-held start-up, in return for 10% of the equity in the Company and undisclosed commercial terms.

On November 13, 2017, we entered into a letter of intent with Cedrus Investment Ltd, an investment bank based in Hong Kong, for advisory services. The purpose of the agreement is to establish a corporate structure focused on expansion into the Greater China region. In particular, the key objective is to enable us to interact directly with the Chinse Food and Drug Administration to explore partnerships and commercialization opportunities in China.

Following approval by shareholders at the Annual General Meeting in November 2017, the Company changed its name to Kazia Therapeutics Limited and effected a consolidation of its ordinary shares at a 10:1 ratio. The ratio between the ASX securities and the NASDAQ securities has been revised such that each NASDAQ depository receipt represents 10 underlying ordinary shares listed on the ASX.

In December 2017, the Company completed an agreement with Noxopharm Limited (“Noxopharm”), an ASX listed company, in relation to certain IP. In connection with this agreement, the Company received 5,970,714 of ordinary shares in Noxopharm and 3,000,000 options over Noxopharm stock, with a strike price of A$0.80. The value of the holdings in Noxopharm on June 30, 2018, was approximately A$4.3 million.

In July 2018, the Company announced that it had entered into an agreement with TroBio Therapeutics Pty Ltd, a privately-held start-up, in which all interests in the ‘next generation’ anti-tropomyosin (ATM) program would be assigned to TroBio in return for 12% of the equity in that company. Completion of the transaction remains conditional on the Department of Industry, Innovation and Science agreeing to novate the remainder of the CRC-P grant, amounting to A$2.3 million, to TroBio.

The Company has continued to make all efforts to improve operating efficiency and to reduce G&A costs. The organisation has been significantly restructured, and the Company’s place of business has relocated to a less expensive location at Barangaroo business district in Sydney.

C. Organizational structure

Kazia Therapeutics Limited is incorporated in Australia and has the following wholly-owned subsidiaries:

Name	Country of incorporation

Kazia Laboratories Pty Ltd	Australia
Kazia Research Pty Ltd	Australia
Kazia Therapeutics Inc.	United States (Delaware)
Glioblast Pty Ltd	Australia

D. Property, plant and equipment

During fiscal 2018, the Company moved premises to a serviced office in the Sydney, which is subject to a one-year workspace license agreement that is renewable. The previously leased office was relinquished.

Item 4A.	Unresolved Staff Comments

None.

Item 5.	Operating and Financial Review and Prospects

Critical accounting policies

We prepare our financial statements in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). As such, we are required to make certain estimates, judgments, and assumptions that management believes are reasonable based upon the information available. These estimates, judgments and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. The critical accounting policies are summarized in Item 18. “Financial Statements—Note 3—Critical Accounting Policies”.

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

A. Operating results

The following discussion relates to our consolidated results of operations, financial condition and capital resources. You should read this discussion in conjunction with our consolidated financial statements and the notes thereto contained elsewhere in this report.

The following table provides a summary of revenues and income for the past three fiscal years:

	For the fiscal year ended June 30,
	2018	2017	2016
	A$000	A$000	A$000
Revenue:
- Interest income	119	249	406
Other income:
- Net foreign exchange gain	224	—	781
- Payroll tax rebate	—	7	18
- Subsidies and grants	685	130	—
- Reimbursement of expenses	8	17	—
- Gain on legal settlement	8,411	—	—
- Research and development rebate	2,200	8,409	2,866
- Gain on revaluation of contingent consideration	1,461	—	—

Total revenue and other income	13,108	8,812	4,071

Fiscal 2018 compared to fiscal 2017

Revenue and other income

The Company’s revenue, which is solely interest income derived from interest bearing bank account, decreased from A$248,837 in 2017 to A$119,170 in 2018 as a result of decreased cash balances.

Research and development rebate decreased from A$8.4 million in fiscal 2017 to A$2.2 million in fiscal 2018. The two key factors influencing this reduction were the reduced level of R&D expenditure incurred in Australia, and the fact that the estimate for fiscal 2017 was able to be estimated with a sufficient level of accuracy to allow this amount to be booked in the fiscal 2017 accounts, along with the amount which was received in fiscal 2017 which related to fiscal 2016. Determining the eligible expenses requires an element of judgement. In 2016 and prior years, we were of the view that, due to the uncertainty around determining which expenses were eligible and uncertainty around the collectability of the claim that was made, we were unable to make a reliable estimate until the claim was submitted to and approved by the Australian Tax Office. Kazia has been claiming and successfully collecting the R&D tax incentive for the last five consecutive years, and we believe that, given the history of successful claims, we are able to make a reliable estimate in the current year. As such, during the current and prior years we recognised the relevant claim as a receivable at year-end.

During fiscal 2018, we recognized a gain of A$8.4 million as a result of a settlement reached with Noxopharm. The settlement was in the form of shares and options, which declined in value by year end, resulting in an impairment of A$2.8 million and a fair value loss of A$1.1 million, both of which were recognised as an expense during fiscal 2018. The Company also made a gain on revaluation of contingent consideration of A$1.5 million in relation to the acquisition of Glioblast Pty Limited in fiscal 2017.

Expenses

Research and development expenses fell from from A$11.1 million in fiscal 2017 to A$9.8 million in fiscal 2018 (12%) as a result of the Company’s approach of focusing our cash resources on the two main clinical programs. Early stage discovery assets were out-licensed and staff numbers reduced accordingly.

General and administrative costs reduced from A$8.5 million in fiscal 2017 to A$5.6 million in fiscal 2018 as a result of the Company’s focus on cost reduction and streamlining the business. As part of this process, the Company relocated to smaller serviced offices and reduced reliance on consultants and other third-party contractors.

Net loss

The Company’s loss after income tax decreased from A$10.7 million in fiscal 2017 to A$6.0 million (44%) in fiscal 2018. The change was mainly as a result of some unusual items of other income during the year as described above, including a gain on legal settlement and a gain on revaluation of contingent consideration, as well as a reduction in non-R&D expenditure arising from the corporate streamlining undertaken since fiscal 2017. These improvements were partially offset by the fair value loss and impairment loss on the assets taken up under the legal settlement, and a reduction in the amount taken up as R&D rebate.

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

Research and development rebate increased by 190% from A$2.9 million in fiscal 2016 to A$8.4 million in fiscal 2017 due to higher level of eligible research and development expense in fiscal 2017, and the fact that the estimate for fiscal 2017 was able to be estimated with a sufficient level of accuracy to allow this amount to be booked in the fiscal 2017 accounts. Determining the eligible expenses requires an element of judgement. In prior years, we were of the view that, due to the uncertainty around determining which expenses were eligible and uncertainty around the collectability of the claim that was made, we were unable to make a reliable estimate until the claim was submitted to and approved by the Australian Tax Office. Kazia has been claiming and successfully collecting the R&D tax incentive for the last consecutive five years, and we believe that, given the history of successful claims, we are able to make a reliable estimate in the current year. As such, during the current year, we recognised the FY17 claim as a receivable at year-end.

Expenses

Research and development expenses increased by A$1.2 million (12%) from A$9.9 million in fiscal 2016 to A$11.1 million in fiscal 2017 due to higher research and development activity in fiscal 2017, including the commencement of the Phase I clinical study for the Cantrixil program, as well as the design of the Phase II clinical study for the newly acquired asset, GDC 0084.

General and administrative costs increased by A$2.0 million (34%) from A$5.8 million in fiscal 2016 to A$8.5 million in fiscal 2017 due, in large part, to a one-off increase of salary expense as well as higher legal and consultancy fees. Higher legal costs arose as a result of increased patent activity as well as the costs surrounding the in-license of GDC 0084, while increased consultancy costs reflect a move to a more outsourced model where the Company accesses deep expertise through the use of consultants rather than employing staff with a more general expertise set. It should be noted that the salary expense in fiscal 2017 is confounded to a certain extent by significant change in the Key Management Personnel occurred in such year, and therefore includes several positions that have become redundant and several overlapping positions, as the Company made the transition from a research-based business to one engaged in clinical trials.

The fiscal 2017 expenses included a cost of A$765,000, which relates to the non-cash unwinding of the discount on contingent consideration. The transaction arose in fiscal 2017 and hence there is no comparative figure for 30 June 2018.

Net loss

The Company’s loss after income tax decreased by A$1.5 million (12%) from A$12.2 million in fiscal 2016 to A$10.7 million in fiscal 2017. This was mainly as a result of the accrual of the fiscal 2017 R&D tax rebate, offset somewhat by additional R&D costs.

B. Liquidity and capital resources

We have incurred cumulative losses and negative cash flows from operations since our inception and, as of June 30, 2018, we had accumulated losses of A$14.6 million. We anticipate that we will continue to incur losses for at least the next several years. We expect that our research and development expenditure will continue to increase and, as a result, we will need additional capital to fund our operations, which we may raise through a combination of equity offerings, other third-party funding, and other collaborations, strategic alliances and licensing arrangements.

We had no borrowings in fiscal 2018 and do not currently have a credit facility.

As of June 30, 2018, we had cash and cash equivalents of A$6.0 million. Cash in excess of immediate requirements is invested in accordance with our investment policy, primarily with a view to liquidity and capital preservation. Currently, our cash and cash equivalents are held in bank accounts. Our short-term investments consist of term deposits with maturity within 90 days. At June 30, 2018, term deposits amounting to A$3.0 million had a weighted average interest rate of 2.40%.

We expect to consume cash and incur operating losses for the foreseeable future as the Company continues developing its oncology drug candidates. The impact on cash resources and results from operations will vary with the extent and timing of the future clinical trial programs. The financial statements have been prepared on a going concern basis, which contemplates continuity of normal activities and realisation of assets and settlement of liabilities in the normal course of business. As is often the case with drug development companies, the Company’s ability to continue its development activities as a going concern is dependent upon it deriving sufficient cash from investors, from licensing and partnering activities and from other sources of revenue such as grant funding. The directors have considered the cash flow forecasts and the funding requirements of the business and are confident that the strategies in place are appropriate to generate sufficient funding to allow us to continue as a going concern. Accordingly, the directors have prepared the financial statements on a going concern basis. Should the above assumptions not prove to be appropriate, there is material uncertainty whether the Company will continue as a going concern and therefore whether it will realise its assets and extinguish its liabilities in the normal course of business and at the amounts stated in the financial statements.

Cash flows

The following table set forth the sources and uses of cash for the past three fiscal years:

(in A$ thousands)	2018	2017	2016

Net cash used in operating activities	(8,661)	(11,435)	(11,980)
Net cash used in investing activities	150	(7,117)	(522)
Net cash used in provided by financing activities	—	(18)	782

Operating activities. Net cash used in operating activities for the three fiscal years primarily represents net outflows for the cost of the R&D programs and the general and administrative costs of running the business.

Investing activities. Net cash used in investing activities in fiscal 2017 represents the purchase of a business and the out-licensing of a clinical stage asset, GDC 0084 during that year. The cash outflow in fiscal 2016 primarily represented the cost of an office move and associated fit out. The cash inflow in fiscal 2018 represents the cash portion of a legal settlement.

Financing activities. Net cash provided by financing activities of A$782,000 in fiscal 2016 related to the exercise of options. No such activity occurred in fiscal 2017 or 2018.

At June 30, 2018, the Company did not hold any derivative financial instruments for managing its foreign currency; however, the Company may from time to time enter into hedging arrangements where circumstances are deemed appropriate.

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

The Company had no commitments for capital expenditure at the end of fiscal 2018.

The Company continuously pursues opportunities for non-dilutive funding, such as grant applications.

The Company cannot provide assurance that it or its subsidiaries will be able to raise the funds necessary to complete the planned clinical trial programs or find appropriate collaboration or licensing opportunities.

Financing activities

Equity issues

The Company has historically financed its operations primarily from issuing equity capital.

During fiscal 2016, the Company issued 6,617,517 ordinary shares, all following the exercise of options. The details of these options are as follows:

•	1,000 options expiring June 4, 2020, at an exercise price of A$0.40 per option;

•	1,000,000 options expiring on December 18, 2019, at an exercise price of A$0.15 per option;

•	5,614,224 options expiring on November 18, 2015, at an exercise price of A$0.125 per option; and

•	2,293 options expiring December 4, 2015, at an exercise price of A$0.30 per option.

During fiscal 2017, the Company issued 53,553,932 ordinary shares. The details of these ordinary shares issuing are as follows:

•	In September 2016, 400,000 shares were issued to the Company’s Scientific Advisory Board for no consideration in respect of services rendered;

•	In September 2016, 20,000,000 shares were issued in relation to the conversion of part of the Triaxial convertible note (the “Convertible Notes”);

•	In October 2016, 17,153,932 shares were issued in relation to the acquisition of Glioblast Pty Ltd to support the development of GDC-0084; and

•	In November 2016, 16,000,000 shares were issued in relation to the conversion of part of the Triaxial convertible note.

During fiscal 2018 the Company undertook a consolidation of its share capital whereby one new ordinary share represented 10 of the old ordinary shares. As a result of fractional holdings, an additional 830 of “old” ordinary shares were issued during this process. In addition, a further 80,000 “new” ordinary shares were issued during fiscal 2018 to the Company’s Scientific Advisory Board in consideration of services rendered.

Foreign currency fluctuations were not material for the Company in fiscal 2018. See Item 18. “Financial Statements—Note 25 – Financial Instruments” for disclosures about financial risk management including interest rate risk, foreign currency risk and liquidity risk.

Convertible note (Triaxial) carrying value of A$464,000

During the year ended June 30, 2013 the Company issued Convertible Notes with a face value of A$1,500,000 to Triaxial in consideration of the acquisition of patents and intellectual property assets. The terms of these Convertible Notes were amended on December 4, 2014. During fiscal 2017, Kazia reached two milestones that triggered the conversion of a portion of its Convertible Notes. On September 14, 2016 the directors approved the issue of 20,000,000 ordinary shares as a consequence of a conversion of A$500,000 of the Convertible Notes, and on November 1, 2016 a further 16,000,000 ordinary shares were issued as a result of the conversion of a further portion of the Convertible Notes. During fiscal 2018, one of the noteholders waived his rights to the remaining tranche of convertible notes, resulting in the reduction of the convertible note carrying value by a further A$136,000. As of June 30, 2018, the Convertible Notes carrying value amounts to A$464,000.

C. Research and development, Patents and Licenses, etc.

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

In fiscal 2018, 2017 and 2016, we spent, respectively, a total of A$9.8 million, A$11.1 million and A$9.9 million on company-sponsored research and development activities. We plan to increase our research and development expenses for the foreseeable future as we continue the development of product candidates and explore further potential applications of our technology.

D. Trend Information

Subject to the risk factors discussed in Item 3D, we have a reasonable expectation that during fiscal 2019:

•	results will be reported from the phase I clinical trial of Cantrixil (TRX-E-002-1); and

•	initial results will be reported from the phase II clinical trial of GDC-0084.

In parallel, the Company continues to actively explore licensing and partnering opportunities with other companies that have the potential to effect further refinements in the scope of the Company’s business.

E. Off-balance sheet arrangements

The Company does not have any off-balance sheet arrangements.

F. Tabular disclosure of contractual obligations

The Company does not have any contractual obligations for future periods as at June 30, 2018.

Operating lease commitments in previous fiscal years included contracted amounts for leases of premises and plant and equipment under non-cancellable operating leases expiring within three years. Leases for premises included an annual review for CPI increases.

Item 6.	Directors, Senior Management and Employees

A. Directors and Senior Management

The names and details of the Company’s Directors and senior management at the date of this report are as follows:

Iain Ross	Chairman, Non-Executive Director
Bryce Carmine	Non-Executive Director
Steven Coffey	Non-Executive Director
James Garner	Managing Director, Chief Executive Officer
Kate Hill	Company Secretary
Gabrielle Heaton	Director of Finance and Administration

Directors were in office for the entire period unless otherwise stated.

Names, titles, experience and expertise

Name:	Iain Ross
Title:	Chairman, Non-Executive Director
Experience and expertise:	Iain, based in the UK, is an experienced Director on a number of Australian company boards. He is Chairman of e-Therapeutics plc (LSE:ETX), Redx Pharma plc (LSE:REDX) and Biomer Technology Limited. In his career he has held senior positions in Sandoz AG, Fisons Plc, Hoffmann-La Roche AG and Celltech Group Plc and also undertaken a number of start-ups and turnarounds on behalf of banks and private equity groups. His track record includes multiple financing transactions having raised in excess of £300 million, both publicly and privately, as well as extensive experience of divestments and strategic restructurings and has over 20 years in crossborder management as a Chairman and CEO. He has led and participated in six Initial Public Offerings,(4 LSE, 1 ASX, 1 NASDAQ) and has direct experience of mergers and acquisitions transactions in Europe, USA and the Pacific Rim.
Other current directorships:	e-Therapeutics plc (LSE: ETX), Redx Pharma plc (LSE:REDX)
Special responsibilities:	Member of Remuneration and Nomination Committee, Member of the Audit, Risk and Governance Committee.

Name:	Bryce Carmine
Title:	Non-Executive Director
Experience and expertise:	Bryce spent 36 years working for Eli Lilly & Co. and retired as Executive Vice President for Eli Lilly & Co, and President, Lilly Bio-Medicines. Prior to this he led the Global Pharmaceutical Sales and Marketing and was a member of the Company’s Executive Committee. Bryce previously held a series of product development portfolio leadership roles culminating when he was named President, Global Pharmaceutical Product Development, with responsibility for the entire late-phase pipeline development across all therapeutic areas for Eli Lilly. During his career with Lilly, Bryce held several country leadership positions including President Eli Lilly Japan, Managing Dir. Australia/NZ & General Manager of a JV for Lilly in Seoul, Korea. Bryce is currently Chairman and CEO of HaemaLogiX Pty Ltd, a Sydney based privately owned biotech.
Other current directorships:	None
Special responsibilities:	Chair of Remuneration and Nomination Committee, member of Audit, Risk and Governance Committee.

Name:	Steven Coffey
Title:	Non-Executive Director
Experience and expertise:	Steven is a Chartered Accountant, having spent his career in public practice since graduating from the University of New South Wales in 1983. He has been a partner in the chartered accounting firm Watkins Coffey Martin since 1993. He is a registered company auditor and audits a number of large private companies as well as a number of not-for-profit entities. He has previously served on the board of an Australian listed public company. Steve is currently a board member of two private ancillary funds (PAFs).
Other current directorships:	None
Special responsibilities:	Chair of Audit, Risk and Governance Committee, member of Remuneration and Nomination Committee.

Name:	Dr. James Garner
Title:	Managing Director and Chief Executive Officer
Experience and expertise:

James is an internationally experienced life sciences executive who has previously worked with companies ranging from small biotechs to multinational pharmaceutical companies such as Biogen and Takeda. His career has focused on regional and global development of new medicines from preclinical to commercialisation.

A physician by training, James holds an MBA from the University of Queensland. He began his career in hospital medicine and worked for a number of years as a corporate strategy consultant with Bain & Company before entering the pharmaceutical industry. Prior to joining Kazia in 2016, he led R&D strategy for Sanofi in Asia-Pacific and was based in Singapore from 2013 to 2016. Prior to that, he was regional Vice President of R&D for Takeda, from 2009 to 2013, where he had responsibility for a multinational team of approximately 60 people, and oversight of all development activities in the Asia-Pacific region.

Other current directorships:	None
Special responsibilities:	None

Name:	Kate Hill
Title:	Company Secretary
Experience and expertise:	Kate has over 20 years experience as an audit partner with Deloitte Touche Tohmatsu, working with ASX listed and privately-owned clients. She has worked extensively in regulated environments including assisting with Initial Public Offerings, capital raising and general compliance, as well as operating in an audit environment. She is also a Non-Executive Director of CountPlus Limited (ASX:CUP), and a Non-Executive Director and Interim Chair of Elmo Software Limited (ASX:ELO). She is Chair of the Audit and Risk Committee for both of these companies. Kate is a member of the Institute of Chartered Accountants in Australia and New Zealand, and a graduate of the Australian Institute of Company Directors.

Name:	Gabrielle Heaton
Title:	Director of Finance and Administration
Experience and expertise:	Gabrielle Heaton has over 30 years of commercial experience in media, property services and healthcare for multinational, ASX listed and overseas companies. She has held a number of senior Finance positions including CFO, Quality Auditor and been responsible for Human Resources and IT. Gabrielle has a Bachelor of Business from the University of Technology and is a member of CPA Australia.

Appointment of Scientific Advisory Board (SAB)

In September 2016, the Company announced the appointment of a Scientific Advisory Board (the “SAB”), a consultative advisory body, providing input and guidance to scientific programs but with no formal governance role. Reporting to the CEO, members of the SAB are appointed for two-year terms, with appointments renewable by mutual agreement. The SAB initially includes four newly-appointed members, including Professor Peter Gunning, who stepped down as a Non-Executive Director of the Company at this time. The inaugural membership of the SAB includes:

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

B. Compensation

Principles used to determine the nature and amount of remuneration

Remuneration philosophy

Remuneration for Directors and Senior Executives is based on the overall objective of attracting and retaining people of high quality who will make a worthwhile contribution to the Company in the short, medium and long term, and thereby contribute to long term shareholder value. The Board and its Remuneration and Nomination Committee take a balanced position between the need to pay market rates to attract talent, and the financial resources of the Company, in determining remuneration.

The Board and the Remuneration and Nomination Committee have put in place both short term (cash bonus) and long term (employee share options) incentives for its employees.

Non-executive directors’ fees

The Constitution of the Company and the ASX listing rules specify that the aggregate remuneration of nonexecutive directors shall be determined from time to time by General Meeting. The last determination for the Company was at the Annual General Meeting held on October 28, 2005 when the shareholders approved an aggregate remuneration of A$560,000.

Non-Executive Directors’ fees are reviewed periodically by the Board and are regularly compared with those of companies of comparable market capitalisation and stage of development. The Chairman’s fees are determined independently to the fees of other non-executive Directors based on comparative roles in the external market. The Non-Executive Directors fee structure is a fixed fee model (inclusive of superannuation). At the start of the financial year the Non-Executive fee structure was reviewed and simplified, with an overall reduction in the number of Non-Executive Directors and their individual fee arrangements. Non-Executive Directors have deferred 50% of their fees from 1 February 2018 in order to conserve cash resources. The deferred amount is included in accruals, and has been disclosed in this remuneration report.

Executive directors and other KMP remuneration

The Board, the Remuneration and Nomination Committee in consultation with the Managing Director have put in place a performance based short-term incentive, in addition to the fixed remuneration, and long-term incentive based on tenure via the ESOP. The Board determines an appropriate level of fixed remuneration for the CEO and Group Executives, as well as the proportion of performance-based remuneration. Fixed remuneration, consisting of base salary and superannuation, is reviewed annually at the end of each calendar year.

The executive remuneration and reward framework has three components:

•	fixed remuneration

•	short-term performance incentives

•	share-based payments

Fixed remuneration is reviewed annually by the Remuneration and Nomination Committee based on individual performance, the overall performance of the Company and comparable market remunerations. The Remuneration and Nomination Committee determined that there be no increases in fixed remuneration during the financial year ended 30 June 2018 in order to conserve cash resources.

The long-term incentive comprises equity-based payments. The Company aims to attract and retain high calibre executives, and align their interests with those of the shareholders, by granting equity-based payments based on tenure. The share-options issued to executives are governed by the ESOP.

The short-term incentives program is designed to align the targets of the Company with the performance hurdles of executives. Short-term incentive payments are granted to executives based on specific annual performance objectives, metrics and performance appraisals. Annual performance reviews are conducted at the end of each calendar year and bonuses are paid shortly after the performance reviews are completed.

The Board or the Remuneration and Nomination Committee may, at its discretion, award bonuses for exceptional performance. Despite being pleased with the operational achievements of the team during the financial year, the Remuneration and Nomination Committee determined that no cash bonuses be paid in respect of the financial year ended 30 June 2018 in order to conserve cash resources.

Employee share option plan

The Employee Share Option Plan (‘ESOP’) was approved by shareholders on March 4, 2015 and re-approved at the Annual General Meeting of Shareholders on 15 November 2017. The ESOP provides for the issue of options to eligible individuals, being employees or Officers of the Company, however it excludes Non-Executive Directors. Each option issued under the ESOP entitles its holder to acquire one fully paid ordinary share and is exercisable at a price based on a formula, which includes the weighted average price of such shares at the close of trading on the Australian Securities Exchange for the seven days prior to the date of issue. The number of options offered, the amount payable, the vesting period, the option period, the conditions of exercise or any other factors are at the discretion of the Board of Directors.

We issued 664,000 share options under the ESOP during the financial year that ended June 30, 2018. Any change to the ESOP will require approval by shareholders.

Use of remuneration consultants

During fiscal 2018, the Company did not engage remuneration consultants.

Details of remuneration

Details of the remuneration of the directors and other KMP of the Company are set out in the following tables.

The KMP of the Company consisted of the following directors of Kazia Therapeutics Limited:

•	Iain Ross - Non-Executive Director, Chairman

•	Bryce Carmine - Non-Executive Director, Deputy Chairman

•	Steven Coffey - Non-Executive Director

•	Dr. James Garner - Managing Director, Chief Executive Officer

And the following persons:

•	Gabrielle Heaton - Director of Finance and Administration

•	Kate Hill - Company Secretary

•	Dr. Gordon Hirsch - Chief Medical Officer (ceased employment 31 December, 2017)

•	Dr. Peng Leong - Chief Business Officer (ceased employment 31 January, 2018)

	Cash salary and fees	Cash bonus	Movements in annual leave Non- monetary	Health insurance	Superannuation	Share-based payments Equity settled	Total
	A$	A$	A$	A$	A$	A$	A$

Non-executive directors:
I Ross***	124,957	—	—	—	—	—	124,957
B Carmine	75,000	—	—	—	7,125	—	82,125
S Coffey	75,000	—	—	—	7,125	—	82,125

Executive directors:
J Garner	425,000	—	21,038	3,917	37,010	133,171	620,136

Other KMP
K Hill	140,000	—	—	—	—	19,132	159,132
G Heaton	170,000	—	—	—	14,804	6,650	191,454
G Hirsch*	287,269	—	19,447	—	24,426	(9,159)	283,089
P Leong*,**	320,020	—	14,770	27,735	—	(32,767)	300,218

	1,617,246	—	13,179	31,652	90,490	117,027	1,843,236

*	Remuneration for duration of appointment as KMP

**	Salary paid in US dollars, but disclosed in Australian dollars using a conversion rate of 0.7753

***	Salary paid in UK pounds, but disclosed in Australian dollars using a conversion rate of 0.5762

The table above does not include long service leave as no KMP have been employed by the Company for more than 5 years.

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

Remuneration and other terms of employment for key management personnel are formalised in service agreements. Details of these agreements are as follows:

Name:	James Garner
Title:	Chief Executive Officer, Managing Director
Agreement commenced:	February 1, 2016
Term of agreement:	Full-time employment
Details:	Base salary for fiscal 2018 of A$425,000, to be reviewed annually by the Remuneration and Nomination Committee. James’s appointment with the Company may be terminated with the Company giving 6 months’ notice or by James giving 6 months’ notice. The Company may elect to pay James equal amount to that proportion of his salary equivalent 6 months’ pay in lieu of notice, together with any outstanding entitlements due to him.

Name:	Gabrielle Heaton
Title:	Director of Finance and Administration
Agreement commenced:	July 3, 2017 (preceded by a temporary contract dated March 31, 2017, on the same financial terms)
Term of agreement:	Full time employment
Details:	Base salary for fiscal 2018 of A$170,000, to be reviewed annually by the Remuneration and Nomination Committee. Gabrielle’s appointment with the Company may be terminated with the Company giving 4 weeks’ notice or by Gabrielle giving 4 weeks’ notice. The Company may elect to pay Gabrielle equal amount to that proportion of her salary equivalent 4 weeks’ pay in lieu of notice, together with any outstanding entitlements due to her.

Name:	Kate Hill
Title:	Company Secretary
Agreement commenced:	September 9, 2016
Term of agreement:	Part-time contractor
Details:	Base remuneration for fiscal 2018 of A$140,000, based on time worked. Daily rate to be reviewed annually by the Remuneration and Nomination Committee with no change being made during fiscal 2018. The contract is open ended. Kate’s appointment with the Company may be terminated with the Company giving 60 days’ notice or by Kate giving 60 days’ notice.

Key management personnel have no entitlement to termination payments in the event of removal for misconduct.

Share-based compensation

Issue of shares

There were no shares issued to Directors and other KMP as part of remuneration during the fiscal 2018.

Options

The terms and conditions of each grant of options over ordinary shares affecting remuneration of Directors and other Key Management Personnel in this financial year or future reporting years are as follows:

Grant Date	Number*	Vesting Date	Exercise Date	Expiry date	Exercise price	Value at grant date

2016-02-01	75,000	2017-08-01	2017-08-01	2021-02-01	$1.99	$0.08
2016-02-01	75,000	2018-02-01	2018-02-01	2021-02-01	$1.99	$0.08
2016-02-01	200,000	2019-02-01	2019-02-01	2021-02-01	$0.20	$0.09
2016-02-01	250,000	2020-02-01	2020-02-01	2021-02-01	$0.26	$0.09
2016-09-05	50,000	2017-09-05	2017-09-05	2021-09-05	$1.63	$0.05
2016-10-31	16,667	2017-10-31	2017-11-01	2021-09-05	$1.38	$0.04
2016-11-21	50,000	2017-11-21	2017-11-23	2021-11-23	$1.38	$0.05
2017-08-07	40,500	2018-08-07	2018-08-07	2022-08-07	$0.67	$0.18
2017-08-07	40,500	2019-08-07	2019-08-07	2022-08-07	$0.67	$0.18
2017-08-07	40,500	2020-08-07	2020-08-07	2022-08-07	$0.67	$0.18
2017-08-07	40,500	2021-08-07	2021-08-07	2022-08-07	$0.67	$0.18
2018-02-05	50,000	2018-08-05	2018-08-05	2023-02-05	$0.78	$0.20
2018-02-05	50,000	2019-02-05	2019-02-05	2023-02-05	$0.78	$0.20
2018-02-05	50,000	2019-08-05	2019-08-05	2023-02-05	$0.78	$0.20
2018-02-05	50,000	2020-02-05	2020-02-05	2023-02-05	$0.78	$0.20

* number of options is shown as post share consolidation

None of the options listed in the table above were exercised during the year ended June 30, 2018.

Options granted carry no dividend or voting rights. Each option is convertible to one ordinary share upon exercise.

Dr. Garner is entitled to no non-statutory benefits in the case of termination of employment.

Remuneration options: granted and vested during the year

There were 1,820,000 (equating to 362,000 post consolidation) options over ordinary shares issued to KMP as part of remuneration that were outstanding as at June 30, 2018. No options were issued to directors during the fiscal year. There were 266,667 options over ordinary shares vested in fiscal 2018.

There is no Board policy in relation to staff members limiting their exposure to risk as options vest subject to service criteria, not performance criteria.

Remuneration options: expired during the year

During fiscal 2018, 337,500 options issued to KMP expired or were forfeited.

Pension benefits

The Company paid A$170,456 during fiscal 2018 for employee superannuation benefits and pension benefits.

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

•

responsible for the overall Corporate Governance of Kazia Therapeutics Limited and its subsidiaries, including monitoring the strategic direction of the Company and those entities, formulating goals for management and monitoring the achievement of those goals;

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

The appointment and expiration dates of each director in office at the date of this report is as follows:

Name	Position	Year First Appointed	Current term expires

Bryce Carmine	Non-executive Director	2015	Nov-20

Iain Ross	Non-executive Director, Chairman	2014	Nov-18

Steven Coffey	Non-executive Director	2012	Nov-19

James Garner	Managing director, CEO	2016	N/A*

* the managing director is exempt from standing for re-election under the constitution and Australian corporate law.

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

Board of Directors

The Board of Kazia Limited is elected by and accountable to shareholders. The Board monitors and directs the business and is responsible for the corporate governance of the Company. As at June 30, 2018, the Board comprised of four directors, three of whom were non-executive directors.

Committees

The Board has established an Audit, Risk and Governance Committee and a Remuneration and Nomination Committee.

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

•	the Chief Executive Officer will also provide feedback from senior management in connection with any issues that may be relevant in the context of Board performance review; and

•	where appropriate to facilitate the review process, assistance may be obtained from third party advisors.

Remuneration

It is the Company’s objective to provide maximum shareholder benefit from the retention of a high-quality Board and executive team by remunerating directors and key executives fairly and appropriately with reference to relevant employment market conditions. To assist in achieving this objective, the Board, in assuming the responsibilities of assessing remuneration to employees, links the nature and amount of executive directors’ and officers’ remuneration to the Company and Company’s financial and operational performance.

The expected outcomes of the remuneration structure are:

•	retention and motivation of key executives;

•	attraction of high-quality management to the Company and Company; and

•	performance incentives that allow executives to share in the success of Kazia Therapeutics Limited.

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

D. Employees

As of the end of each of the last three fiscal years, the Company employed the following number of people:

Category of Activity	FTEs
	2018	2017	2016
Research and Development	3.6	10	9
Finance and Administration	1.7	6	7

Total	5.3	16	16

Geographic Location	FTEs
	2018	2017	2016
Australia	5.3	15	15
United States	0	1	1

Total	5.3	16	16

E. Share Ownership

Directors’ and KMP interests in the shares and options of the Company for fiscal 2018:

Shareholding

The number of shares in the Company held during fiscal 2018 by each Director and other members of Key Management Personnel of the Company, including their personally related parties, is set out below:

	Balance at start of year	Received as part of rem	Additions	Share consolidation	Disposals	Balance at end of year
Ordinary shares
B Carmine*	918,181	—	—	(826,362)	—	91,819
S Coffey*	1,420,000	—	—	(1,278,000)	—	142,000
J Garner*	500,000	—	—	(450,000)	—	50,000
I Ross*	2,200,000	—	—	(1,980,000)	—	220,000
K Hill*	300,000	—	—	(270,000)	—	30,000

Total	4,738,181	—	—	(4,804,362)	—	533,819

*	Each Director and Key Management Personnel owns less than 1% of shareholding.

Option holding

The number of options over ordinary shares in the Company held during fiscal 2018 by each Director and other members of Key Management Personnel of the Company, including their personally related parties, is set out below:

	Balance at start of year	Granted	Share consolidation	Expired/ forfeit	Balance at end of year
Options
S Coffey	58,747	—	(52,872)	—	5,875
J Garner	7,500,000	—	(6,750,000)	—	750,000
G Hirsch	2,000,000	—	(1,800,000)	(150,000)	50,000
P Leong	2,500,000	—	(2,250,000)	(187,500)	62,500
G Heaton	—	700,000	(558,000)	—	142,000
K Hill	—	1,120,000	(900,000)	—	220,000

	12,058,747	1,820,000	(12,310,872)	(337,500)	1,230,375

The granted options were issued as part of remuneration and under the Employee Share Option Plan. Unvested options are forfeited upon cessation of employment with the Company.

Share-based compensation

There were no shares issued to Directors or other KMP as part of compensation during fiscal 2018.

Item 7.	Major Shareholders and Related Party Transactions

A. Major shareholders

As of October 8, 2018 Hishenk Pty Limited (“Hishenk”) and associated parties beneficially owned 6.87 million or 13.81% of the total outstanding ordinary shares on issue. From July 1, 2015, Hishenk and associated parties increased their ownership from a nil holding to 5.5% on June 30, 2017. Hishenk and associated parties progressively increased their ownership up to 13.81% on October 8, 2018.

At October 8, 2018 there were 1,695,752 of the Company’s ADSs outstanding, representing 16,957,517 ordinary shares (or 35.03% of the then outstanding ordinary shares). At October 8, 2018 there were 52 registered holders of the Company’s ADSs. On that same date, 100 ordinary shares were held by US holders.

There have been no other significant shareholders in the last three fiscal years. All shareholders have the same voting rights.

B. Related party transactions

During fiscal 2018, we did not enter into any transactions or loans with any: (i) enterprises that directly or indirectly, through one or more intermediaries, control, are controlled by or are under common control with us; (ii) associates; (iii) individuals owning, directly or indirectly, an interest in our voting power that gives them significant influence over us, and close members of any such individual’s family; (iv) executive officers and close members of such individuals’ families; or (v) enterprises in which a substantial interest in our voting power is owned, directly or indirectly, by any person described in (iii) or (iv) or over which such person is able to exercise significant influence.

Transactions between related parties, when they occur, are on normal commercial terms and the conditions no more favorable than those available to other non-related parties.

C. Interests of Experts and Counsel

Not applicable

Item 8.	Financial Information

A. Consolidated Statements and Other Financial Information

Consolidated financial statements are included in Item 18. “Financial Statements” commencing on page F-1.

Legal proceedings

There are no pending legal proceedings which either individually or in the aggregate will have a significant effect on the Company’s financial position or loss.

Dividends

There were no dividends paid, recommended or declared during fiscal years 2018, 2017 or 2016.

B. Significant Changes

No significant change has occurred since the date of the annual financial statements included in this Annual Report on Form 20-F.

Item 9.	The Offer and Listing

A. Offer and listing details

The following table sets forth, for the calendar periods indicated, the high and low market quotations for Kazia’s ordinary shares, as quoted on the ASX, and Kazia’s ADSs, as quoted on the NASDAQ Capital Market.

Kazia Therapeutics Limited share price history

•	ASX

The Company’s ordinary shares are traded on the ASX under the symbol KZA (formerly NRT). The following table sets forth, for the periods indicated, the high and low market quotations for our ordinary shares, as quoted on the ASX. The amounts have been adjusted to reflect the consolidation of our ordinary shares effected in November 2017 whereby every 10 pre-consolidation shares were consolidated into 1 post-consolidation share.

	Per Ordinary Share (A$)
	High	Low
Fiscal Year Ended June 30,
2014	3.91	1.44
2015	4.46	0.80
2016	2.95	0.95
2017	1.20	0.37
2018	0.80	0.34

Quarter Ended:
September 2016	1.20	0.92
December 2016	1.05	0.79
March 2017	1.05	0.67
June 2017	0.69	0.37
September 2017	0.53	0.37
December 2017	0.54	0.34
March 2018	0.80	0.36
June 2018	0.79	0.41
September 2018	0.57	0.42

Month Ended:
March 2018	0.80	0.61
April 2018	0.79	0.66
May 2018	0.76	0.65
June 2018	0.68	0.41
July 2018	0.59	0.42
August 2018	0.53	0.45
September 2018	0.46	0.42

•	NASDAQ CAPITAL MARKET

The ADSs are traded on the NASDAQ Capital Market under the symbol KZIA (formerly NVGN). The following table sets forth, for the periods indicated, the high ask and low bid prices of the ADSs on the NASDAQ Capital Market:

	Per ADS (US$)*
	High	Low
Fiscal Year Ended June 30
2014	2.74	1.37
2015	3.80	0.60
2016	2.14	0.72
2017	0.98	0.28
2018	6.68	0.80

Quarter Ended:
September 2016	0.98	0.69
December 2016	0.78	0.56
March 2017	0.76	0.51
June 2017	0.58	0.28
September 2017	3.82	0.32
December 2017	3.98	1.63
March 2018	6.68	2.82
June 2018	6.19	2.73
September 2018	4.21	2.95

Month Ended:
March 2018	6.68	4.86
April 2018	6.19	5.00
May 2018	5.65	4.81
June 2018	5.40	2.73
July 2018	4.21	2.95
August 2018	3.85	3.15
September 2018	3.50	3.04

*

Prior to July 14, 2017, for the periods represented above, each ADS represented 25 ordinary shares. On July 14, 2017 this ratio was changed such that from that date each ADS represented one hundred ordinary shares. In November 2017 the Company undertook a share consolidation of its ordinary shares listed on the Australian Stock Exchange such that one new share represented 10 old shares. As a result of this share consolidation, the ADS ratio changed such that each ADS now represents 10 ordinary shares. All of the ADS prices presented above have been adjusted to be comparative to the current ratio.

B. Plan of Distribution

Not applicable

C. Markets

Kazia’s principal listing exchange and the exchange upon which its ordinary shares are quoted is the Australian Securities Exchange (“ASX”). The trading symbol on ASX is ‘KZA’.

Kazia’s ordinary shares trade in the U.S. in the form of ADSs on the NASDAQ Capital Market. Each ADS represents 10 ordinary shares of Kazia. The trading symbol on the NASDAQ Capital Market is ‘KZIA’. Kazia has entered into a Deposit Agreement with The Bank of New York Mellon under which the Bank of New York, acting as depositary, issues the ADSs.

D. Selling Shareholders

Not applicable

E. Dilution

Not applicable

F. Expenses of the issue

Not applicable

Item 10.	Additional Information

A. Share Capital

Not applicable

B. Memorandum and Articles of Association

Our Constitution is similar in nature to the bylaws of a U.S. corporation. It does not provide for or prescribe any specific objectives or purposes of Kazia. Our Constitution is subject to the terms of the ASX Listing Rules and the Corporations Act. It may be amended or repealed and replaced by special resolution of shareholders, passed by at least 75% of the votes cast by shareholders entitled to vote on the resolution.

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

Directors compensation

Our directors are paid remuneration for their services as directors (but excluding any remuneration payable to a director under any executive services contract with us or one of our related bodies corporate) which is determined in a general meeting of shareholders. The aggregate, fixed sum for directors’ remuneration is to be divided among the directors in such proportion as the directors themselves agree and in accordance with our Constitution. The fixed sum remuneration for directors may not be increased except at a general meeting of shareholders and the particulars of the proposed increase are required to have been provided to shareholders in the notice convening the meeting. In addition, executive directors may be paid remuneration as employees of Kazia.

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

Borrowing powers exercisable by Directors

Pursuant to our Constitution, the management and control of our business affairs are vested in our board of directors. Our board of directors has the power to raise or borrow money and charge any of our property or business or any uncalled capital and may issue debentures or give any other security for any of our debts, liabilities or obligations or of any other person, in each case, in the manner and on terms it deems fit.

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

Rights and restrictions on classes of shares

The rights attaching to our ordinary shares are detailed in our Constitution. Our Constitution provides that our directors may issue shares with preferred, deferred or other special rights, whether in relation to dividends, voting, return of share capital or otherwise as our board of directors may determine. Subject to any approval which is required from our shareholders under the Corporations Act and the ASX Listing Rules, we may issue further shares on such terms and conditions as our board of directors resolves.

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

General Meetings of Shareholders

General meetings of shareholders may be called by our board of directors. Except as permitted under the Corporations Act, shareholders may not convene a meeting. The Corporations Act requires the directors to call and arrange to hold a general meeting on the request of shareholders with at least 5% of the votes that may be cast at a general meeting. Notice of the proposed meeting of our shareholders is required at least 28 days prior to such meeting under the Corporations Act.

Foreign Ownership Regulation

There are no limitations on the rights to own securities imposed by our Constitution. However, acquisitions and proposed acquisitions of securities in Australian companies may be subject to review and approval by the Australian Federal Treasurer under the Foreign Acquisitions and Takeovers Act 1975, or the FATA, which generally applies to acquisitions or proposed acquisitions:

•

by a foreign person (as defined in the FATA) or associated foreign persons that would result in such persons having an interest in 20% or more of the issued shares of, or control of 20% or more of the voting power in, an Australian company; and

•

by non-associated foreign persons that would result in such foreign persons having an aggregate interest in 40% or more of the issued shares of, or control of 40% or more of the voting power in, an Australian company, where the Australian company is valued above the monetary threshold prescribed by FATA.

However, no such review or approval under the FATA is required if the foreign acquirer is a U.S. entity or an entity from certain other countries and the value of the target is less than A$1,134 million, unless the company operates in certain sensitive industries. Exemptions do not apply to investments by foreign governments and their associated entities.

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

Ownership Threshold

There are no provisions in our Constitution that require a shareholder to disclose ownership above a certain threshold. The Corporations Act, however, requires a shareholder to notify us and the ASX once it, together with its associates, acquires a 5% interest in our ordinary shares, at which point the shareholder will be considered to be a “substantial” shareholder. Further, once a shareholder owns a 5% interest in us, such shareholder must notify us and the ASX of any increase or decrease of 1% or more in its holding of our ordinary shares, and must also notify us and the ASX on its ceasing to be a “substantial” shareholder. As we are also a U.S. public company, our shareholders are also subject to disclosure requirements under U.S. securities laws.

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

Change of Control

Takeovers of listed Australian public companies, such as Kazia, are regulated by the Corporations Act, which prohibits the acquisition of a “relevant interest” in issued voting shares in a listed company if the acquisition will lead to that person’s or someone else’s “voting power” (being the person’s relevant interests plus those of its associates) in Kazia’s issued shares increasing from 20% or below to more than 20% or increasing from a starting point that is above 20% and below 90%, subject to a range of exceptions.

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

then the other person is taken to already have a relevant interest in the securities.

There are a number of exceptions to the above prohibition on acquiring a relevant interest in issued voting shares above 20%. In general terms, some of the more significant exceptions include:

•	when the acquisition results from the acceptance of an offer under a formal takeover bid;

•	when the acquisition is conducted on market by or on behalf of the bidder under a takeover bid,

•

the acquisition occurs during the bid period, the bid is for all the voting shares in a bid class and the bid is unconditional or only conditioned on prescribed matters set out in the Corporations Act;

•	when shareholders of Kazia approve the takeover by resolution passed at general meeting;

•

an acquisition by a person if, throughout the six months before the acquisition, that person or any other person has had voting power in Kazia of at least 19% and, as a result of the acquisition, none of the relevant persons would have voting power in Kazia more than three percentage points higher than they had six months before the acquisition;

•	when the acquisition results from the issue of securities under a pro rata rights issue;

•	when the acquisition results from the issue of securities under dividend reinvestment schemes;

•	when the acquisition results from the issue of securities under underwriting arrangements;

•	when the acquisition results from the issue of securities through operation of law;

•	an acquisition that arises through the acquisition of a relevant interest in another listed company which is listed on a prescribed financial market;

•	an acquisition arising from an auction of forfeited shares conducted on-market; or

•	an acquisition arising through a compromise, arrangement, liquidation or buy-back.

Breaches of the takeovers provisions of the Corporations Act are criminal offenses. The Australian Securities and Investments Commission, or ASIC, and the Australian Takeover Panel have a wide range of powers relating to breaches of takeover provisions or other circumstances deemed to be unacceptable (whether or not they involve a breach of the takeover provisions), including the ability to make orders canceling contracts, freezing transfers of, and rights attached to, securities, and forcing a party to dispose of securities. There are certain defenses to breaches of the takeover provisions provided in the Corporations Act.

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

License Agreement with Genentech Inc.

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

Acquisition of Glioblast Pty Ltd—Share Sale Agreement with Kilinwata Investments Pty. Ltd., Mi Ok Chong and Paul Hopper

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

Convertible Note Deed Poll and Amendment

On December 4, 2014, we and Triaxial signed a Convertible Note Deed Poll (‘Deed’) which superseded the precedent Loan Agreement. The Deed extinguishes the liability created by the Loan Agreement, which previously allowed for a cash settlement and now allows Triaxial to convert their debt into ordinary shares, provided that the Company achieves defined milestones established in the schedule of the Deed. Accordingly the convertible note has been reclassified as an equity instrument rather than debt instrument.

During the Financial year ended June 30, 2017, the Company reached two milestones triggering the conversion of a portion of its convertible note as follows;

•

on August 11, 2016 the Company announced the submission of an IND application. On September 10, 2016, the Company received a letter from the FDA advising the study may proceed. This triggered the conversion of Convertible Notes with a face value of A$500,000 into 20,000,000 ordinary shares.

•	on October 31, 2016, the Company announced it had licensed a Phase II ready molecule. This triggered the conversion of Convertible Notes with a face value of A$400,000 into 16,000,000 ordinary shares.

During fiscal 2018, A$136,000 of the Convertible Notes was extinguished. The remaining Convertible Notes with a face value of A$464,000 at year end may be converted into 1,856,000 ordinary shares of the Company (post share consolidation).

The remaining portion of the convertible note will be exercised at the holders’ discretion on completion of Phase II clinical trial or achieving “Breakthrough Designation”. Completion will be deemed to occur upon the receipt by the Company of a signed study report or notification of the designation. There is a possibility for an early conversion of the Convertible Notes if a third party acquires more than 50% of the issued capital of the Company.

D. Exchange controls

Australia has largely abolished exchange controls on investment transactions. The Australian dollar is freely convertible into U.S. dollars. In addition, (other than as specified under “taxation” below and certain restrictions imposed under Australian law in relation to dealings with the assets of and transactions with, designated countries, entities and persons specified by the Reserve Bank of Australia from time to time, including, persons connected with terrorism) there are currently no specific rules or limitations regarding the export from Australia of profits, dividends, capital, or similar funds belonging to foreign investors, except that certain payments to nonresidents must be reported to the Australian Transaction Reports and Analysis Centre, which monitors such transactions. However, as mentioned above, the Reserve Bank of Australia does retain discretion to prevent foreign exchange dealings in certain circumstances under the Australian Banking (Foreign Exchange) Regulations 1959.

Under Australian law, foreign persons are prohibited from acquiring more than a limited percentage of the interests in an Australian company without approval from the Australian Treasurer or in certain other limited circumstances. These limitations are set forth in the Australian Foreign Acquisitions and Takeovers Act 1975 (the ‘Foreign Takeovers Act”).

Under the Foreign Takeovers Act, as currently in effect, any foreign person, together with associates, is prohibited from acquiring, without prior approval from the Australian Treasurer, 15% or more of the voting power (including potential voting power) or issued shares (including rights to issued shares) (“Substantial Interest”) of an entity such as Kazia, whose total share value or gross assets (whichever is higher) exceed A$231 million. If the person is a U.S. investor, the A$231 million threshold applies only for investments in prescribed sensitive sectors, otherwise a threshold of A$1,004 million rather than A$231 million applies. All direct investment by foreign governments and their related entities regardless of the value of the investment, including proposals to establish new businesses, must be notified to the Australian Treasurer. Where an acquisition is made in breach of these requirements, the Australian Treasurer may make an order requiring the acquirer to dispose of its Substantial Interest within a specified period of time. In addition, if a foreign person acquires a Substantial Interest in Kazia in circumstances where the above thresholds would be exceeded and as a result the total holdings of all foreign persons and their associates exceeds 40% in aggregate without the approval of the Australian Treasurer, then the Australian Treasurer may make an order requiring the acquirer to dispose of its Substantial Interest within a specified period of time. The same rule applies if the total holdings of all foreign persons and their associates already exceeds 40% and a foreign person (or its associate) acquires any further interests, including in the course of trading in the secondary market of the ADSs.

Under the current Australian foreign investment policy, it is unlikely that the Australian Treasurer would make such an order in relation to an acquisition that contravenes the Foreign Takeovers Act where the level of foreign ownership exceeds 40% in the ordinary course of trading, unless the Australian Treasurer is satisfied that the acquisition is contrary to the national interest. The Foreign Takeovers Act allows foreign persons to seek prior approval of acquisitions of Kazia interests which could otherwise result in the Australian Treasurer making an order requiring the foreign person to dispose of any Substantial Interest.

If a foreign person holds more than 15% of the interests of Kazia or if the level of aggregate foreign ownership of Kazia exceeds 40% at any time, Kazia would be considered a foreign person under the Foreign Takeovers Act. In such event, Kazia would be required to obtain the approval of the Australian Treasurer for Kazia, together with its associates, to acquire: (i) more than 15% of an Australian company or business with a share value or gross assets (whichever is higher) totaling over A$231 million; or (ii) any direct or indirect ownership interest in Australian urban land. However, as mentioned above, proposals by U.S. investors for investment in non-sensitive sectors do not require notification to the Australian Treasurer or the Australian Treasurer’s approval unless the amount to be invested or the value of the target Australian company or business exceeds A$1,004 million.

The percentage of foreign ownership of Kazia would also be included in determining the foreign ownership of any Australian company or business in which it may choose to invest. Kazia has no current plans for any such acquisitions. The Company’s Constitution does not contain any additional limitations on a non-resident’s right to hold or vote the Company’s securities.

E. Taxation

U.S. Taxation

This section describes the material U.S. federal income tax consequences to a U.S. holder (as defined below) of owning ordinary shares or ADSs. It applies only to ordinary shares or ADSs that are held as capital assets for tax purposes. This section does not apply to a holder of ordinary shares or ADSs that is a member of a special class of holders subject to special rules, including a financial institution, a dealer or trader in securities, a regulated investment company, a real estate investment trust, a grantor trust, a U.S. expatriate, a tax-exempt organization, an insurance company, a person liable for alternative minimum tax, a person who actually or constructively owns 10 per cent or more of the voting stock of the company, a person that holds ordinary shares or ADSs as part of a straddle or a hedging or conversion transaction, a person that purchases or sells ordinary shares or ADSs as part of a wash sale for tax purposes, or a person whose functional currency is not the U.S. dollar. Further, this description does not address state, local, non-U.S, or other tax laws, nor does it address the 3.8 per cent. U.S. federal Medicare tax on net investment income, the alternative minimum tax or the U.S. federal gift and estate tax consequences of owning and disposing of ordinary shares or ADSs.

For purposes of this description, a “U.S. Holder” is a beneficial owner of Notes who holds such Notes as capital assets within the meaning of the Code and is, for U.S. federal income tax purposes: (i) an individual citizen or resident of the United States; (ii) a corporation created or organised in or under the laws of the United States or any state thereof, including the District of Columbia; (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust that either (a) is subject to the supervision of a court within the United States and has one or more U.S. persons with authority to control all substantial decisions or (b) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

If a partnership holds the ordinary shares or ADSs, the U.S. federal income tax treatment of a partner generally will depend on the status of the partner and the tax treatment of the partnership. A partner in a partnership holding the ordinary shares or ADSs should consult its tax advisor with regard to the U.S. federal income tax treatment of an investment in the ordinary shares or ADSs. This section is in part based on the representations of the Depositary and the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms.

In general, for U.S. federal income tax purposes, a holder of ADSs will be treated as the owner of the ordinary shares represented by those ADSs. Exchanges of ordinary shares for ADSs, and ADSs for ordinary shares generally will not be subject to U.S. federal income tax.

Distributions

Subject to the passive foreign investment company rules discussed below, U.S. holders generally will include as dividend income the U.S. dollar value of the gross amount of any distributions of cash or property (without deduction for any withholding tax), other than certain pro rata distributions of ordinary shares, with respect to ordinary shares or ADSs to the extent the distributions are made from our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. A U.S. holder will include the dividend income on the day actually or constructively received (i) by the holder, in the case of ordinary shares, or (ii) by the depositary, in the case of ADSs. We do not intend to maintain calculations of earnings and profits, as determined for U.S. federal income tax purposes. Consequently, any distributions generally will be treated as dividend income.

Dividends paid to a non-corporate U.S. holder on shares or ADSs will generally be taxable at the preferential rates applicable to long-term capital gains provided (a) that certain holding period requirements are satisfied, (b) (i) the U.S.-Australia income tax treaty (“the Treaty”) is a qualified treaty and we are eligible for benefits under the Treaty or (ii) our ordinary shares or ADSs are readily tradable on a U.S. securities market, and (c) provided that we were not, in the taxable year prior to the year in which the dividend was paid, and are not, in the taxable year in which the dividend is paid, a PFIC. The Treaty has been approved for the purposes of the qualified dividend rules and the ADSs are listed on NASDAQ. If, as is likely, the Company is currently a PFIC, any dividends paid to a noncorporate U.S. holder will not qualify for the preferential tax rates ordinarily applicable to “qualified dividends.” In the case of a corporate U.S. holder, dividends on shares and ADSs are taxed as ordinary income and will not be eligible for the dividends received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations.

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

Dividends will be income from sources outside the United States, and generally will be “passive category” income or, for certain taxpayers, “general category” income, which are treated separately from each other for the purpose of computing the foreign tax credit allowable to a U.S. holder. The availability of the foreign tax credit and the application of the limitations on its availability are fact specific and are subject to complex rules. In general, a taxpayer’s ability to use foreign tax credits may be limited and is dependent on the particular circumstances. U.S. holders should consult their own tax advisors with respect to these matters.

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

Passive income does not include rents and royalties derived from the active conduct of a trade or business. If the stock of a non-U.S. corporation is publicly traded for the taxable year, the asset test is applied using the fair market value of the assets for purposes of measuring such corporation’s assets. If we own at least 25% (by value) of the stock of another corporation, we will be treated, for purposes of the PFIC tests, as owning our proportionate share of the other corporation’s assets and receiving our proportionate share of the other corporation’s income for purposes of the PFIC income and asset tests.

We believe there is a risk that the Company qualified as a PFIC for fiscal year 2018 and fiscal year 2017. Based on the composition of our assets and income, we believe that we should not be treated as a PFIC for U.S. federal income tax purposes with respect to our 2018 taxable year and we do not intend or anticipate becoming a PFIC for any future taxable year. However, the determination of PFIC status is a factual determination that must be made annually at the close of each taxable year and therefore, there can be no certainty as to our status in this regard until the close of the current or any future taxable year. Changes in the nature of our income or assets or a decrease in the trading price of our ordinary shares or ADSs may cause us to be considered a PFIC in the current or any subsequent year. If we were a PFIC in any year during a U.S. holder’s holding period for our ordinary shares or ADSs, we would ordinarily continue to be treated as a PFIC for each subsequent year during which the U.S. holder owned the ordinary shares or ADSs.

Default PFIC Rules

If we are a PFIC for any taxable year during which a U.S. holder owns our ordinary shares or ADSs, unless the holder makes a mark-to-market election or the Qualified Electing Fund election described below, the holder will generally be (and remain) subject to additional taxes and interest charges, regardless of whether we remain a PFIC in any subsequent taxable year, (i) on certain “excess” distributions we may make; and (ii) on any gain realized on the disposition or deemed disposition of ordinary shares or ADSs. Distributions in respect of ordinary shares (or ADSs in respect of such shares) during the taxable year will generally constitute “excess” distributions” if, in the aggregate, they exceed 125% of the average amount of distributions in respect of the U.S. holder’s ordinary shares (or ADSs) over the three preceding taxable years or, if shorter, the portion of the holder’s holding period before such taxable year.

To compute the tax on “excess” distributions or any gain: (i) the “excess” distribution or the gain will be allocated ratably to each day in the holder’s holding period for the ADSs or the ordinary shares; (ii) the amount allocated to the current taxable year and any taxable year before we became a PFIC will be taxed as ordinary income in the current year; (iii) the amount allocated to other taxable years will be taxable at the highest applicable marginal rate in effect for that year; and (iv) an interest charge at the rate for underpayment of taxes will be imposed with respect to any portion of the “excess” distribution or gain described under (iii) above that is allocated to such other taxable years. In addition, if we are a PFIC or, with respect to a particular U.S. holder, we are treated as a PFIC for the taxable year in which the distribution was paid or the prior taxable year, no distribution that the holder receives from us will qualify for taxation at the preferential rate for non-corporate holders discussed in “—Distributions” above. U.S. holders should consult with their own tax advisor regarding the application of the default PFIC rules based on the holder’s particular circumstances.

If we are a PFIC for any taxable year during which a U.S. holder holds our ADSs or ordinary shares and any of our non-U.S. subsidiaries is also a PFIC (i.e., a lower-tier PFIC), such a U.S. holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC and would be subject to the rules described above on certain distributions by the lower-tier PFIC and our disposition of shares of the lower-tier PFIC, even though such U.S. holder would not receive the proceeds of those distributions or dispositions. U.S. holder’s should consult with their own tax advisor regarding the application of the PFIC rules to any of our subsidiaries if we are a PFIC.

Mark-to-Market Election

If we are a PFIC for any taxable year during which a U.S. holder owns our ADSs or ordinary shares, the holder will be able to avoid the rules applicable to “excess” distributions or gains described above if the ordinary shares or ADSs are “marketable” and the holder makes a timely “mark-to-market” election with respect to the ordinary shares or ADSs. The ordinary shares or ADSs will be “marketable” stock as long as they remain regularly traded on a national securities exchange, such as the Nasdaq, or a foreign securities exchange regulated by a governmental authority of the country in which the market is located and which meets certain requirements, including that the rules of the exchange effectively promote active trading of listed stocks. If such stock is traded on such a qualified exchange or other market, such stock generally will be “regularly traded” for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter, but no assurances can be given in this regard. Our ordinary shares are traded on the ASX, which may qualify as an eligible foreign securities exchange for this purpose.

If a U.S. holder is eligible to make a “mark-to-market” election with respect to our ordinary shares or ADSs and such election is made in a timely fashion, the holder will generally recognize as ordinary income or ordinary loss the difference between the fair market value of the ordinary shares or ADSs on the last day of any taxable year and the holder’s adjusted tax basis in the ordinary shares or ADSs. Any ordinary income resulting from this election will generally be taxed at ordinary income rates. Any ordinary losses will be deductible only to the extent of the net amount of previously included income as a result of the mark-to-market election, if any. The U.S. holder’s adjusted tax basis in the ordinary shares or ADSs will be adjusted to reflect any such income or loss. Any gain recognized on the sale or other disposition of ordinary shares or ADSs in a year when we are a PFIC will be treated as ordinary income, and any loss will be treated as an ordinary loss (but only to the extent of the net amount previously included as ordinary income as a result of the mark-to-market election).

Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. holder may continue to be subject to the PFIC rules with respect to its such holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes, including shares in any of our subsidiaries that are treated as PFICs.

U.S. holders should consult with their own tax advisor regarding the applicability and potential advantages and disadvantages of making a “mark-to-market” election with respect to ordinary shares or ADSs if we are or become a PFIC, including the tax issues raised by lower-tier PFICs that we may own and the procedures for making such an election.

QEF Election

Alternative rules to those set forth under “Default PFIC Rules” above apply if an election is made to treat us as a “Qualified Electing Fund,” or QEF, under Section 1295 of the Code. A QEF election is available only if the U.S. holder receives an annual information statement from us setting forth such holder’s pro rata share of our ordinary earnings and net capital gains, as calculated for U.S. federal income tax purposes.

We do not intend to provide information necessary for a U.S. investor to make a qualified electing fund (“QEF”) election. U.S. holders are urged to consult their own tax advisors regarding the application of the PFIC rules to their particular circumstances including the availability and tax consequences of a QEF election with respect to the ordinary shares or ADSs or with respect to any lower-tier PFIC that we may own under their particular circumstances.

Reporting

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

It is based upon existing Australian tax law as of the date of this registration statement, which is subject to change, possibly retrospectively. This discussion does not address all aspects of Australian tax law which may be important to particular investors in light of their individual investment circumstances, such as shares held by investors subject to special tax rules (for example, financial institutions, insurance companies or tax-exempt organizations). In addition, this summary does not discuss any foreign or state tax considerations, other than stamp duty.

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

Taxation of Dividends

Australia operates a dividend imputation system under which dividends may be declared to be “franked” to the extent of tax paid on company profits. Fully franked dividends are not subject to dividend withholding tax. Dividends payable to Non-Australian Shareholders will be subject to dividend withholding tax, to the extent the dividends are not declared to be conduit foreign income, or CFI, and are unfranked. Dividend withholding tax will be imposed at 30%, unless a shareholder is a resident of a country with which Australia has a double taxation agreement and qualifies for the benefits of the treaty. Under the provisions of the current Double Taxation Convention between Australia and the United States, the Australian tax withheld on unfranked dividends that are not CFI paid by us to whom a resident of the United States is beneficially entitled is limited to 15%.

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

Non-Australian Shareholders who own a 10% or more interest would be subject to Australian capital gains tax if more than 50% of our assets held directly or indirectly, determined by reference to market value, consists of Australian real property (which includes land and leasehold interests) or Australian mining, quarrying or prospecting rights. The Double Taxation Convention between the United States and Australia is unlikely to limit the amount of this taxable gain. Australian capital gains tax applies to net capital gains of foreign shareholders at the Australian tax rates for non-Australian residents, which start at a marginal rate of 32.5% (or a flat rate of 30% for companies). Net capital gains are calculated after reduction for capital losses, which may only be offset against capital gains.

The 50% capital gains tax discount is not available to Non-Australian Shareholders. Companies are not entitled to a capital gains tax discount.

Broadly, where there is a disposal of certain taxable Australian property, the purchaser will be required to withhold and remit to the Australian Taxation Office (“ATO”) 12.5% of the proceeds from the sale. A transaction is excluded from the withholding requirements in certain circumstances, including where the value of the taxable Australian property is less than A$750,000, the transaction is an on-market transaction conducted on an approved stock exchange, a securities lending, or the transaction is conducted using a broker operated crossing system. There is also an exception to the requirement to withhold where the entity selling the shares provides the purchaser a declaration specifying either that they are an Australian resident or that the shares are not taxable Australian property (specifically, not ‘indirect Australian real property interests’). The Non-Australian Shareholder may be entitled to receive a tax credit for the tax withheld by the purchaser which they may claim in their Australian income tax return.

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

Non-Australian Shareholders assessable under these ordinary income provisions in respect of gains made on ordinary shares held on revenue account would be assessed for such gains at the Australian tax rates for non-Australian residents, which start at a marginal rate of 32.5% (or a flat rate of 30% for companies). Some relief from Australian income tax may be available to Non-Australian Shareholders under the Double Taxation Convention between the United States and Australia.

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

Dual Residency

If a shareholder is a resident of both Australia and the United States under those countries’ domestic taxation laws, that shareholder may be subject to tax as an Australian resident. If, however, the shareholder is determined to be a U.S. resident for the purposes of the Double Taxation Convention between the United States and Australia, the Australian tax would be subject to limitation by the Double Taxation Convention (albeit the tie-breaker rules only apply for individuals). Shareholders should obtain specialist taxation advice in these circumstances.

Stamp Duty

No Australian stamp duty is payable by Australian residents or non-Australian residents on the issue, transfer and/or surrender of the ADSs or the ordinary shares in Kazia, provided that the shares issued, transferred and/or surrendered do not represent 90% or more of the issued shares in Kazia.

Australian Death Duty

Australia does not have estate or death duties. As a general rule, no capital gains tax liability is realized upon the inheritance of a deceased person’s shares. The disposal of inherited shares by beneficiaries may, however, give rise to a capital gains tax liability if the gain falls within the scope of Australia’s jurisdiction to tax.

Goods and Services Tax

The supply of ADSs or ordinary shares in Kazia will not be subject to Australian goods and services tax.

F. Dividends and paying agents

Not applicable

G. Statement by experts

Not applicable

H. Documents on Display

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

I. Subsidiary Information

Not applicable

Item 11.	Quantitative and Qualitative Disclosures about Market Risk

Interest rate risk

The Company’s exposure to market interest rates relate primarily to the investments of cash balances. The Company has cash reserves held primarily in Australian dollars and places funds on deposit with financial institutions for periods generally not exceeding three months

Credit risk

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

For additional disclosure regarding interest rate risk see Item 18. “Financial Statements – Note 25 – Financial Instruments”.

Foreign currency risk

The Company operates internationally and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the U.S. dollar. Foreign exchange risk arises from future transactions and recognised assets and liabilities denominated in a currency that is not the entity’s functional currency and net investments in foreign operations.

As of June 30, 2018, the Company did not hold derivative financial instruments in managing its foreign currency, however, the Company may from time to time enter into hedging arrangements where circumstances are deemed appropriate. The Company used natural hedging to reduce the foreign currency risk, which involved processing USD payments from cash held in USD. Foreign subsidiaries with a functional currency of Australian Dollar (“AUD”) have exposure to the local currency of these subsidiaries and any other currency these subsidiaries trade in.

For additional disclosure regarding market risk see Item 18. “Financial Statements – Note 25 – Financial Instruments”.

Item 12.	Description of Securities Other than Equity Securities

A. Debt Securities

Not applicable

B. Warrants and Rights

Not applicable.

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

Persons depositing or withdrawing shares must pay:		For:
US$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	•	Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

	•	Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

US$.05 (or less) per ADS	•	Any cash distribution to ADS registered holders

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	•	Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS registered holders

US$.05 (or less) per ADSs per calendar year	•	Depositary services

Registration or transfer fees	•	Transfer and registration of shares on the Company’s share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Expenses of the depositary	•	Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)

	•	Converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	•	As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	•	As necessary

The Depositary may collect any of the fees by deduction from any cash distribution payable, or by selling a portion of any securities to be distributed, to holders that are obligated to pay those fees.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

This item is not applicable.

Item 14.	Material Modifications to the Rights of Security Holders and the Use of Proceeds

This item is not applicable.

Item 15.	Controls and Procedures

(a) Disclosure controls and procedures

At the end of the period covered by this Annual Report, the Company’s management, with the participation of the Chief Executive Officer and the Director of Finance and Administration, evaluated the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act). Based on that evaluation, the Company’s Chief Executive Officer and the Director of Finance and Administration have concluded that the Company’s disclosure controls and procedures are effective as of June 30, 2018.

(b) Management’s annual report on internal controls over financial reporting

The management of Kazia Therapeutics Limited is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) under the Exchange Act. Under the supervision and with the participation of our management, including our Chief Executive Officer and Director of Finance and Administration, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of June 30, 2018 based on the criteria set forth in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO 2013). Based on our evaluation under the criteria set forth in Internal Control — Integrated Framework, our management concluded that our internal control over financial reporting was effective as of June 30, 2018.

Kazia Therapeutics Limited’s internal control was designed to provide reasonable assurance to the Company’s management and Board of Directors regarding the preparation and fair presentation of published financial statements. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Management maintains a comprehensive system of controls intended to ensure that transactions are executed in accordance with management’s authorization, assets are safeguarded, and financial records are reliable. Management also takes steps to ensure that information and communication flows are effective and monitor performance, including performance of internal control procedures.

Management assessed the effectiveness of the Company’s internal control over financial reporting as of June 30, 2018. Based on this assessment, management concluded that the Company’s internal control over financial reporting is effective as of June 30, 2018.

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

The Company has adopted a Code of Ethics and Business Conduct (the “Code”). The Code establishes a clear set of values that emphasise a culture encompassing strong corporate governance, sound business practices and good ethical conduct. The Code confirms the Company’s belief in treating all individuals with respect and recognises that different skills and diversity are essential to enrich the Company’s perspective, improve corporate performance, increase shareholder value and maximise the achievement and goals of the Company. The Code applies to all Company employees, including management and Directors. The Code is available on the Company’s website www.kaziatherapeutics.com.

Item 16C.	Principal Accounting Fees and Services

Grant Thornton Audit Pty Ltd (“GT”) has audited the Company’s annual financial statements acting as the independent registered public accounting firm for the fiscal years ended June 30, 2018, 2017 and 2016.

The table below set forth the total fees for services performed by GT in fiscal years 2018, 2017 and 2016, and summarizes these amounts by the category of service.

	2018 A$’000	2017 A$’000	2016 A$’000
Audit or review fees - Grant Thornton Audit Pty Ltd	131	132	140
SEC Form F3 consent	11	—	1
Other services - Grant Thornton Audit Pty Ltd
Tax compliance services	—	8	12

Total fees	142	140	153

Audit fees

The audit fees include the aggregate fees incurred in fiscal years 2018 and 2017 for professional services rendered in connection with the audit of the Company’s annual financial statements and for related services that are reasonably related to the performance of the audit or services that are normally provided by the auditor in connection with regulatory filings of engagements for those financial years (including review of the Company’s Annual Report on Form 20-F, consents and other services related to SEC matters).

SEC Form F3 consent

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

In fiscal year 2018, the amount paid for services other than Audit fees, as approved by the audit committee, corresponded to 7.7% of the total paid to Grant Thornton.

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

Exemptions from Certain Corporate Governance Rules of the NASDAQ Stock Market, LLC

Exemptions from the corporate governance standards of the NASDAQ Stock Market, LLC (“NASDAQ”) are available to foreign private issuers such as Kazia when those standards are contrary to a law, rule or regulation of any public authority exercising jurisdiction over such issuer or contrary to generally accepted business practices in the issuer’s country of domicile. In connection with Kazia’s National Market Listing Application, NASDAQ granted Kazia exemptions from certain corporate governance standards that were contrary to the laws, rules, regulations or generally accepted business practices of Australia. These exemptions and the practices followed by Kazia are described below:

•

Kazia is exempt from NASDAQ’s quorum requirements applicable to meetings of ordinary shareholders. In keeping with the law of Australia and generally accepted business practices in Australia, Kazia’s Constitution requires a quorum of three shareholders for a shareholders’ meeting.

•

Kazia is exempt from NASDAQ’s requirement that each NASDAQ issuer shall require shareholder approval of a plan or arrangement in connection with the acquisition of the stock or assets of another company if “any director, officer or substantial shareholder of the issuer has a 5 percent or greater interest (or such persons collectively have a 10 percent or greater interest), directly or indirectly, in the Company or assets to be acquired or in the consideration to be paid in the transaction or series of related transactions and the present or potential issuance of common stock, or securities convertible into or exercisable for common stock, could result in an increase in outstanding common shares or voting power of 5 percent or more”.

•

Kazia will rely an exemption from the requirement that at least two members of a compensation committee be “independent” as defined in NASDAQ Rule 5605(a)(2). The ASX Listing Rules and Australian law do not require an Australian company to establish a compensation committee, known in Australia as a remuneration committee, which is comprised solely of non-executive directors if the company is not included in the S&P/ASX300 Index at the beginning of its financial year. Kazia was not included on the S&P/ASX300 Index at the beginning of its its last financial year and, hence, is not required under ASX Listing Rules to have a remuneration (compensation) committee. The ASX Corporate Governance Principles and Recommendations contain a non-binding recommendation that all ASX-listed companies should have a remuneration committee comprised of at least three members, a majority of whom (including the chair) are “independent”. While these recommendations contain guidelines for assessing independence, ASX-listed entities are able to adopt their own definitions of an independent director for this purpose and is different from the definition in NASDAQ Rule 5605(a)(2). That being said, Kazia has, and expects to continue to have, a Remuneration and Nomination Committee consisting of three non-executive directors.

Kazia is listed on the ASX and subject to Chapter 10 of the ASX listing rules which requires shareholder approval for an acquisition from or disposal to a “related party” (including a director) or “substantial shareholder” (who is entitled to at least 10% of the voting securities) of “substantial assets”. The Australian Corporations Act to which Kazia is also subject generally requires shareholder approval for a transaction with a director or director-controlled entity unless on arm’s length terms.

Item 16H.	Mine Safety Disclosure

This item is not applicable.

PART III

Item 17.	Financial Statements

Refer to “Item 18 – Financial Statements” below

Item 18.	Financial Statements

The financial statements filed as part of this Annual Report commencing on page F-1.

Item 19.	Exhibits

(a)	Exibits

1.1	Constitution of Kazia Therapeutics Limited, as amended and restated on November 16, 2016 (incorporated by reference to Exhibit 1.1 to the Company’s Annual Report on Form 20-F filed with the SEC on October 25, 2017 (File No. 0-29962)).

2.1	Deposit Agreement, dated as of June 6, 2016 among Novogen Limited, The Bank of New York, as Depositary, and owners and holders from time to time of ADSs issued thereunder (incorporated by reference to Exhibit 2.1 to the Company’s Annual Report on Form 20-F filed with the SEC on October 27, 2016 (File No. 0-29962)).

4.1	Lease Agreement, dated November 1, 2015 between Coal Services Pty Limited and Novogen (incorporated by reference to Exhibit 4.1 to the Company’s Annual Report on Form 20-F filed with the SEC on October 27, 2016 (File No. 0-29962)).

4.2	Employment Agreement for Chief Executive Officer of Novogen Limited, dated December 10, 2015 (incorporated by reference to Exhibit 4.2 to the Company’s Annual Report on Form 20-F filed with the SEC on October 27, 2016 (File No. 0-29962)).

4.3	Employment Agreement for Director of Finance and Administration of Novogen Limited, dated as of July 3, 2017 (incorporated by reference to Exhibit 4.20 to the Company’s Annual Report on Form 20-F filed with the SEC on October 25, 2017 (File No. 0-29962)).

4.4	Convertible Note Deed Poll with Triaxial Pty Ltd Noteholders dated December 6, 2012 (incorporated by reference to Exhibit 4.6 to the Company’s Annual Report on Form 20-F filed with the SEC on October 27, 2016 (File No. 0-29962)).

4.5	Amendment to Convertible Note Deed Poll with Triaxial Pty Ltd Noteholders dated December 4, 2014 (incorporated by reference to Exhibit 4.7 to the Company’s Annual Report on Form 20-F filed with the SEC on October 27, 2016 (File No. 0-29962)).

4.6	Kazia Therapeutics Officers’ and Employees’ Share Option Plan (incorporated by reference to Exhibit 4.10 to the Company’s Annual Report on Form 20-F filed with the SEC on October 27, 2016 (File No.0-29962)).

4.7	Share Sale Agreement dated October 31, 2016 between Kilinwata Investments Pty. Ltd., Mi Ok Chong, Paul Hopper and Novogen Limited (incorporated by reference to Exhibit 4.11 to the Company’s Annual Report on Form 20-F filed with the SEC on October 25, 2017 (File No. 0-29962)).

4.8	Exclusive License Agreement dated October 25, 2016 between Genentech, Inc. and Novogen Limited (incorporated by reference to Exhibit 4.12 to the Company’s Annual Report on Form 20-F filed with the SEC on October 25, 2017 (File No. 0-29962)).

4.9	Sabio Solutions Pty Limited Letter of Appointment – Company Secretary, dated as of September 1, 2016 (incorporated by reference to Exhibit 4.17 to the Company’s Annual Report on Form 20-F filed with the SEC on October 25, 2017 (File No. 0-29962)).

4.10	Sabio Solutions Pty Limited Contract Extension Letter, dated as of March 1, 2017 (incorporated by reference to Exhibit 4.18 to the Company’s Annual Report on Form 20-F filed with the SEC on October 25, 2017 (File No. 0-29962)).

4.11	Sabio Solutions Pty Limited Contract Extension Letter, dated as of August 23, 2017 (incorporated by reference to Exhibit 4.19 to the Company’s Annual Report on Form 20-F filed with the SEC on October 25, 2017 (File No. 0-29962)).

8.1	Company Subsidiaries.

12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended.

12.2	Certification of Director of Finance and Administration pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended.

13.1	Certification of Chief Executive Officer and the Director of Finance and Administration pursuant to 18 U.S.C. Section 1350 as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002.

23.1	Consent of Independent Registered Public Accounting Firm.

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

SIGNATURES

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

KAZIA THERAPEUTICS LIMITED

/s/ James Garner

Dr James Garner
Chief Executive Officer

Date: October 24, 2018

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders

KAZIA THERAPEUTICS LIMITED

Opinion on the financial statements

We have audited the accompanying consolidated statements of financial position of Kazia Therapeutics Limited and subsidiaries (the “Company”) as of June 30, 2018 and 2017, the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows for each of the three years in the period ended June 30, 2018, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2018, in conformity with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

Going concern

We draw attention to Note 2 in the financial statements, which indicates that the Group incurred a net loss of $6,039,242 during the year ended 30 June 2018, and had net operating cash outflows of $8,661,236. As stated in Note 2, these events or conditions, along with other matters as set forth in Note 2, indicate that a material uncertainty exists that may cast doubt on the Group’s ability to continue as a going concern.

Basis for opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Grant Thornton

GRANT THORNTON AUDIT PTY LTD

We have served as the Company’s auditor since 2012.

Sydney, Australia

October 24, 2018

Consolidated statements of profit or loss and other comprehensive income

For the year ended June 30, 2018

	Note	2018 A$’000	2017 A$’000	2016 A$’000

Revenue from continuing operations	5	119	249	406

Other income	6	12,989	8,563	3,665
Expenses
Research and development expense		(9,774)	(11,136)	(9,894)
General and administrative expense		(5,598)	(8,529)	(5,761)
Loss on disposal of fixed assets		(137)	(16)	(2)
Fair value losses on financial assets at fair value through profit or loss		(1,114)	—	—
Impairment of financial assets		(2,830)	—	—
Loss on disposal of Cantx, Inc. after income tax expense		—	—	(569)

Loss before income tax expense from continuing operations		(6,344)	(10,869)	(12,155)
Income tax benefit	8	305	199	—

Loss after income tax expense for the year		(6,039)	(10,670)	(12,155)

Other comprehensive income

Items that may be reclassified subsequently to profit or loss
Gain (Loss) on the revaluation of available-for-sale financial assets, net of tax		—	9	(3)
Net exchange difference on translation of financial statements of foreign controlled entities, net of tax		(251)	25	(1)
Derecognition of foreign currency reserve relating to Cantx Inc.		—	—	178

Other comprehensive income for the year, net of tax		(251)	34	174

Total comprehensive income for the year		(6,290)	(10,636)	(11,981)

Loss for the year is attributable to:

Non-controlling interest		—	—	(92)

Owners of Kazia Therapeutics Limited		(6,039)	(10,670)	(12,063)

Total loss for the year		(6,039)	(10,670)	(12,155)

Total comprehensive income for the year is attributable to:
Non-controlling interest		—	—	(96)
Owners of Kazia Therapeutics Limited		(6,290)	(10,636)	(11,885)

Total comprehensive income for the year		(6,290)	(10,636)	(11,981)

		2018	2017	2016
		A$	A$	A$
		Cents	Cents	Cents

Earnings per share for loss attributable to the owners of Kazia Therapeutics Limited
Basic earnings per share	37	(12.48)	(2.28)	(2.82)
Diluted earnings per share	37	(12.48)	(2.28)	(2.82)

The above consolidated statements of profit or loss or other comprehensive income should be read with the accompanying notes

Consolidated statements of financial position

As at June 30, 2018

	Note	2018 A$’000	2017 A$’000

Assets

Current assets
Cash and cash equivalents	9	5,956	14,455
Trade and other receivables	10	2,536	4,262
Income tax refund due	11	—	5
Other	12	768	758

Total current assets		9,260	19,480

Non-current assets
Financial assets	13	4,335	22
Property, plant and equipment	14	1	490
Intangibles	15	14,579	15,918

Total non-current assets		18,915	16,430

Total assets		28,175	35,910

Liabilities

Current liabilities
Trade and other payables	16	2,067	1,873
Provisions	17	161	155
Deferred income		138	41
Contingent consideration	18	1,521	3,315

Total current liabilities		3,887	5,384

Non-Current liabilities
Deferred tax	19	4,009	4,314
Provisions		—	64
Trade and other payables		—	106
Contingent consideration	20	1,037	704

Total non-current liabilities		5,046	5,188

Total liabilities		8,933	10,572

Net assets		19,242	25,338

Equity
Contributed equity	21	31,576	193,769
Other contributed equity	22	464	600
Reserves	23	1,843	1,930
Accumulated losses		(14,641)	(170,961)

Equity attributable to the owners of Kazia Therapeutics Limited		19,242	25,338

Total equity		19,242	25,338

The above consolidated statements of financial position should be read with the accompanying notes

Statements of changes in equity

For the year ended June 30, 2018

	Contributed equity A$’000	Other Contributed equity A$’000	Reserves A$’000	Accumulated Losses A$’000	Non- controlling Interest A$’000	Total equity A$’000

Balance at July 1, 2015	190,404	1,716	990	(148,445)	(303)	44,362
Loss after income tax expense for the year	—	—	—	(12,062)	(93)	(12,155)
Other comprehensive income for the year, net of tax	—	—	174	—	—	174

Total comprehensive income for the year	—	—	174	(12,062)	(93)	(11,981)

Transactions with owners in their capacity as owners:

Derecognition of noncontrolling interest	—	—	—	—	392	392

Derecognition of foreign currency reserves	—	—	—	—	4	4
Share-based payments	—	—	372	—	—	372
Contributions of equity, net of transaction costs	782	—	—	—	—	782
Expired Options	115	—	(115)	—	—	—

Balance at June 30, 2016	191,301	1,716	1,421	(160,507)	—	33,391

	Contributed equity	Other Contributed equity	Reserves	Accumulated Losses	Non- controlling Interest	Total equity
	A$’000	A$’000	A$’000	A$’000	A$’000	A$’000

Balance at July 1, 2016	191,301	1,716	1,421	(160,507)	—	33,931
Loss after income tax expense for the year	—	—	—	(10,670)	—	(10,670)
Other comprehensive income for the year, net of tax	—	—	34	—	—	34

Total comprehensive income for the year	—	—	34	(10,670)	—	(10,636)

Transactions with owners in their capacity as owners:
Share issue costs	(18)	—	—	—	—	(18)
Transfers	—	(216)	—	216	—	—
Conversion of convertible note	900	(900)	—	—	—	—
Employee share-based payment options	—	—	475	—	—	475
Share based payment	1,586	—	—	—	—	1,586

Balance at June 30, 2017	193,769	600	1,930	(170,961)	—	25,338

Statements of changes in equity (continued)

For the year ended June 30, 2018

	Contributed equity	Other Contributed equity	Reserves	Accumulated Losses	Non- controlling Interest	Total equity
	A$’000	A$’000	A$’000	A$’000	A$’000	A$’000

Balance at June 30, 2017	193,769	600	1,930	(170,961)	—	25,338
Loss after income tax expense for the year	—	—	—	(6,039)	—	(6,039)
Other comprehensive income for the year, net of tax	—	—	(251)	—	—	(251)

Total comprehensive income for the year	—	—	(251)	(6,039)	—	(6,290)

Transactions with owners in their capacity as owners:
Share issue costs	—	—	—	—	—	—
Transfers	—	—	—	—	—	—
Cancellation of share capital	(162,223)	—	—	162,223	—	—
Conversion of convertible note	—	(136)	—	136	—	—
Employee share-based payment options	—	—	—	—	—	—
Share based payment	—	—	165	—	—	165
Issue of shares	30	—	—	—	—	29

Balance at June 30, 2018	31,576	464	1,843	(14,641)	—	19,242

The above consolidated statements of changes in equity should be read with the accompanying notes

Consolidated statements of cash flows

For the year ended June 30, 2018

	Note	2018 A$’000	2017 A$’000	2016 A$’000

Cash flows from operating activities
Loss before income tax expense for the year		(6,039)	(10,670)	(12,155)

Adjustments for:
Depreciation and amortisation	7	1,547	1,420	643
Net loss on disposal of non-current assets		137	16	2
Impairment of property, plant and equipment		143	—	—
Share-based payments		165	517	372
Foreign exchange differences		(251)	454	(796)
Shares issued for no consideration		30	—	—
Gain on legal settlement	39	(8,411)	—	—
Make good credit and rental adjustment		—	15	101
Net gain on disposal of CanTx, Inc.		—	—	569
Interest income accrued		—	—	(1)
(Gain)/loss on contingent consideration	18, 20	(1,461)	764	—
Fair value loss on financial assets at fair value through profit or loss		1,114	—	—
Impairment of financial assets		2,830	—	—

		(10,196)	(7,484)	(11,265)

Change in operating assets and liabilities:
Decrease/(increase) in trade and other receivables		1,724	(3,968)	15
Increase in income tax refund due		—	(1)	(4)
Increase in prepayments		(10)	(325)	(307)
Decrease/(increase) in trade and other payables		88	573	(328)
(Decrease)/increase in other provisions		(58)	23	(29)
(Decrease) in deposit paid		—	(96)	(62)
Increase in deferred tax liability		(305)	(198)	—
Decrease in accrued revenue		97	41	—

Net cash used in operating activities		(8,661)	(11,435)	(11,980)

Cash flows from investing activities
Payment for purchase of business, net of cash acquired	33	—	(7,097)	—
Payments for property, plant and equipment	14	—	(12)	(522)
Payments for intangibles	15	—	(8)	(3)
Proceeds from disposal of property, plant and equipment		—	—	3
Proceeds from legal settlement	39	150	—	—

Net cash used in investing activities		150	(7,117)	(522)

Consolidated statements of cash flows (continued)

For the year ended June 30, 2018

	Note	2018 A$’000	2017 A$’000	2016 A$’000

Cash flows from financing activities
Proceeds from issue of shares		—	—	853
Share issue transaction costs		—	(18)	71

Net cash from financing activities		—	(18)	782

Net (decrease) in cash and cash equivalents		(8,511)	(18,570)	(11,720)
Cash and cash equivalents at the beginning of the financial year		14,455	33,453	44,371
Effects of exchange rate changes on cash		12	(428)	802

Cash and cash equivalents at the end of the financial year	9	5,956	14,455	33,453

The above consolidated statements of cash flows should be read with the accompanying notes

Notes to the financial statements

June 30, 2018

Note 1. General information

The financial statements cover Kazia Therapeutics Limited as a consolidated entity consisting of Kazia Therapeutics Limited and its subsidiaries. The financial statements are presented in Australian dollars, which is Kazia Therapeutics Limited’s functional and presentation currency.

Kazia Therapeutics Limited is a listed public company limited by shares, incorporated and domiciled in Australia. Its registered office and principal place of business is:

Three International Towers

Level 24, 300 Barangaroo Avenue

Sydney NSW 2000

The financial statements were authorised for issue, in accordance with a resolution of Directors, on August 28, 2018. The Directors have the power to amend and reissue the financial statements.

Note 2. Significant accounting policies

The principal accounting policies adopted in the preparation of the financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

New or amended Accounting Standards and Interpretations adopted

The consolidated entity has adopted all of the new, revised or amending Accounting Standards and Interpretations issued by the International Accounting Standards Board (‘IASB’) that are mandatory for the current reporting period.

Any new, revised or amending Accounting Standards or Interpretations that are not yet mandatory have not been early adopted.

Going concern

The consolidated entity incurred a loss after income tax of A$6,039,242 (2017: A$10,670,377), was in a net current asset position of A$5,372,114 (2017: net current asset position of A$14,096,234) and had net cash outflows from operating activities of A$8,661,236 (2017: A$11,434,698) for the year ended June 30, 2018.

As at June 30, 2018 the consolidated entity had cash in hand and at bank of A$5,956,182 and current assets of A$9,259,615. In addition, the consolidated entity holds listed shares and unlisted options with a year-end value of in excess of $4 million which are readily convertible into cash.

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

The directors have considered the cash flow forecasts and the funding requirements of the business and continues to explore grant funding, licensing opportunities and equity investment opportunities in the Company. The directors are confident that these strategies are appropriate to generate sufficient funding to allow the consolidated entity to continue as a going concern.

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

Notes to the financial statements

June 30, 2018

Note 2. Significant accounting policies (continued)

Basis of preparation

These general purpose financial statements have been prepared in accordance with Australian Accounting Standards and Interpretations issued by the Australian Accounting Standards Board (‘AASB’) and the Corporations Act 2001, as appropriate for for-profit oriented entities. These financial statements also comply with International Financial Reporting Standards as issued by the International Accounting Standards Board (‘IASB’).

Historical cost convention

The financial statements have been prepared under the historical cost convention, except for available-for-sale financial assets, which are at fair value.

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

Parent entity information

In accordance with the Corporations Act 2001, these financial statements present the results of the consolidated entity only. Supplementary information about the parent entity is disclosed in note 32.

Principles of consolidation

The consolidated financial statements incorporate the assets and liabilities of all subsidiaries of Kazia Therapeutics Limited (‘company’ or ‘parent entity’) as at June 30, 2018 and the results of all subsidiaries for the year then ended. Kazia Therapeutics Limited and its subsidiaries together are referred to in these financial statements as the ‘consolidated entity’.

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

The acquisition of subsidiaries is accounted for using the acquisition method of accounting. A change in ownership interest, without the loss of control, is accounted for as an equity transaction, where the difference is between the consideration transferred and the book value.

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

Foreign currency translation

The financial statements are presented in Australian dollars, which is the consolidated entity’s functional and presentation currency.

Notes to the financial statements

June 30, 2018

Note 2. Significant accounting policies (continued)

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

The foreign currency reserve is recognised in profit or loss when the foreign operation is disposed of.

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

The R&D Tax Incentive is a government program which helps to offset some of the incurred costs of R&D. Eligible expenditure incurred under the scheme in a financial year attracts an additional 43.5% tax deduction, and for a group earning income of less than A$20 million, the cash value of the additional deduction is remitted to the taxpayer. In accordance with AASB 120, as the compensation relates to expenses already incurred, it is recognised in profit or loss of the period in which it becomes receivable. Accordingly the group accounts for the R&D Tax Incentive in the same year as the expenses to which it relates.

Other revenue

Other revenue is recognised when it is received or when the right to receive payment is established.

Grant Income

The R&D Tax Incentive is a government program which helps to offset some of the incurred costs of R&D. Eligible expenditure incurred under the scheme in a financial year attracts an additional 43.5% tax deduction, and for a group earning income of less than A$20 million, the cash value of the additional deduction is remitted to the taxpayer. In accordance with AASB 120, as the compensation relates to expenses already incurred, it is recognised in profit or loss of the period in which it becomes receivable. Accordingly the group accounts for the R&D Tax Incentive in the same year as the expenses to which it relates.

Income tax

The income tax expense or benefit for the period is the tax payable on that period’s taxable income based on the applicable income tax rate for each jurisdiction, adjusted by changes in deferred tax assets and liabilities attributable to temporary differences, unused tax losses and the adjustment recognised for prior periods, where applicable.

Notes to the financial statements

June 30, 2018

Note 2. Significant accounting policies (continued)

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

Kazia Therapeutics Limited (the ‘parent entity’) and its wholly-owned Australian controlled entities have formed an income tax consolidated group under the tax consolidation regime. Kazia Therapeutics Limited as the parent entity discloses all of the deferred tax assets of the tax consolidated group in relation to tax losses carried forward (after elimination of inter-group transactions). The tax consolidated group has applied the ‘separate taxpayer in the group’ allocation approach in determining the appropriate amount of taxes to allocate to members of the tax consolidated group.

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

Notes to the financial statements

June 30, 2018

Note 2. Significant accounting policies (continued)

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

Financial assets at fair value through profit or loss (FVTPL)

Financial assets at fair value through profit or loss (FVTPL) include financial assets that are either classified as held for trading or that meet certain conditions and are designated at FVTPL upon initial recognition.

Assets in this category are measured at fair value with gains or losses recognised in profit or loss. The fair values of financial assets in this category are determined by reference to active market transactions or using a valuation technique where no active market exists.

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

Notes to the financial statements

June 30, 2018

Note 2. Significant accounting policies (continued)

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

Notes to the financial statements

June 30, 2018

Note 2. Significant accounting policies (continued)

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

Patents and trademarks

Significant costs associated with patents and intellectual property are deferred and amortised on a straight-line basis over the period of their expected benefit, being their finite useful life of 5 years.

Software

Amortisation is calculated on a straight-line basis to write off the net cost of each item of software over their expected useful lives from 2.5 to 10 years.

Licensing agreement for GDC-0084

The Licensing Agreement asset was initially brought to account at fair value, and is being amortised on a straight-line basis over the period of its expected benefit, being the remaining life of the patent, which was15 years from the date of acquisition.

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

Notes to the financial statements

June 30, 2018

Note 2. Significant accounting policies (continued)

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

Other long-term employee benefits

The liability for annual leave and long service leave not expected to be settled within 12 months of the reporting date is measured as the present value of expected future payments to be made in respect of services provided by employees up to the reporting date using the projected unit credit method. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service. Expected future payments are discounted using market yields at the reporting date on high quality corporate bonds with terms to maturity and currency that match, as closely as possible, the estimated future cash outflows.

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

The cost of equity-settled transactions are measured at fair value on grant date. Fair value is independently determined using either the Binomial or Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the option, together with non-vesting conditions that do not determine whether the consolidated entity receives the services that entitle the employees to receive payment. No account is taken of any other vesting conditions.

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

Notes to the financial statements

June 30, 2018

Note 2. Significant accounting policies (continued)

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

Incremental costs directly attributable to the issue of new shares or options, including share based payments relating to the issue of shares are, shown in equity as a deduction, net of tax, from the proceeds.

Earnings per share

Basic earnings per share

Basic earnings per share is calculated by dividing the profit attributable to the owners of Kazia Therapeutics Limited, excluding any costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the financial year, adjusted for bonus elements in ordinary shares issued during the financial year.

Notes to the financial statements

June 30, 2018

Note 2. Significant accounting policies (continued)

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

New Accounting Standards and Interpretations not yet mandatory or early adopted

Accounting Standards and Interpretations that have recently been issued or amended but are not yet mandatory, have not been early adopted by the consolidated entity for the annual reporting period ended June 30, 2018. The consolidated entity’s assessment of the impact of these new or amended Accounting Standards and Interpretations, most relevant to the consolidated entity, are set out below.

IFRS 9 Financial Instruments and its consequential amendments

This standard and its consequential amendments are applicable to annual reporting periods beginning on or after January 1, 2018 and completes phases I and III of the IASB’s project to replace IAS 39 (AASB 139) ‘Financial Instruments: Recognition and Measurement’. This standard introduces new classification and measurement models for financial assets, using a single approach to determine whether a financial asset is measured at amortised cost or fair value. Chapter 6 ‘Hedge Accounting’ supersedes the general hedge accounting requirements in IAS 139 and provides a new simpler approach to hedge accounting that is intended to more closely align with risk management activities undertaken by entities when hedging financial and non-financial risks.

In December 2014, the IFRS made further changes to the classification and measurement rules and also introduced a new impairment model. These latest amendments now complete the new financial instruments standard.

The consolidated entity will adopt this standard and the amendments from July 1, 2018, and from that date assets previously treated as ‘available for sale’ will now be treated as fair value through profit and loss (FVTPL). Based on our assessment, the Standard is not expected to have a material impact on the transactions and balances recognised in the financial statements when it is first adopted for the year ending June 30, 2019, apart from any gains or losses on investments in listed assets which would previously have been accounted for as ‘available for sale’. Had the new standard been applied during the year ended June 30, 2018, there would be no impact on the financial statements for the year ended June 30, 2018 because impairment losses on available-for-sale assets were taken to profit and loss in the current financial year.

Notes to the financial statements

June 30, 2018

Note 2. Significant accounting policies (continued)

IFRS 15 Revenue from Contracts with Customers

This standard is applicable to annual reporting periods beginning on or after January 1, 2018. The standard provides a single standard for revenue recognition. The core principle of the standard is that an entity will recognise revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The standard will require: contracts (either written, verbal or implied) to be identified, together with the separate performance obligations within the contract; determine the transaction price, adjusted for the time value of money excluding credit risk; allocation of the transaction price to the separate performance obligations on a basis of relative stand-alone selling price of each distinct good or service, or estimation approach if no distinct observable prices exist; and recognition of revenue when each performance obligation is satisfied. Credit risk will be presented separately as an expense rather than adjusted to revenue. For goods, the performance obligation would be satisfied when the customer obtains control of the goods. For services, the performance obligation is satisfied when the service has been provided, typically for promises to transfer services to customers. For performance obligations satisfied over time, an entity would select an appropriate measure of progress to determine how much revenue should be recognised as the performance obligation is satisfied. Contracts with customers will be presented in an entity’s statement of financial position as a contract liability, a contract asset, or a receivable, depending on the relationship between the entity’s performance and the customer’s payment. Sufficient quantitative and qualitative disclosure is required to enable users to understand the contracts with customers; the significant judgements made in applying the guidance to those contracts; and any assets recognised from the costs to obtain or fulfil a contract with a customer.

The consolidated entity will adopt this standard and the amendments from July 1, 2018. When this Standard is first adopted for the year ending June 30, 2019 there will be no material impact on the transactions and balances recognised in the financial statements. This is because the entity is still in the R&D stage of its development and is not anticipating generating material revenue streams during the year ending June 30, 2019.

IFRS 16 Leases

This standard is applicable to annual reporting periods beginning on or after January 1, 2019. The standard replaces IAS 17 ‘Leases’ and for lessees will eliminate the classifications of operating leases and finance leases. Subject to exceptions, a ‘right-of-use’ asset will be capitalised in the statement of financial position, measured as the present value of the unavoidable future lease payments to be made over the lease term. The exceptions relate to short-term leases of 12 months or less and leases of low-value assets (such as personal computers and small office furniture) where an accounting policy choice exists whereby either a ‘right-of-use’ asset is recognised or lease payments are expensed to profit or loss as incurred. A liability corresponding to the capitalised lease will also be recognised, adjusted for lease prepayments, lease incentives received, initial direct costs incurred and an estimate of any future restoration, removal or dismantling costs. Straight-line operating lease expense recognition will be replaced with a depreciation charge for the leased asset (included in operating costs) and an interest expense on the recognised lease liability (included in finance costs). In the earlier periods of the lease, the expenses associated with the lease under IFRS 16 will be higher when compared to lease expenses under IAS 17. However EBITDA (Earnings Before Interest, Tax, Depreciation and Amortisation) results will be improved as the operating expense is replaced by interest expense and depreciation in profit or loss under IFRS 16. For classification within the statement of cash flows, the lease payments will be separated into both a principal (financing activities) and interest (either operating or financing activities) component. For lessor accounting, the standard does not substantially change how a lessor accounts for leases.

Based on our assessment, the Standard is not expected to have a material impact on the transactions and balances recognised in the financial statements when it is first adopted for the year ending June 30, 2020, because the Company is not a party to any material leases.

Notes to the financial statements

June 30, 2018

Note 3. Critical accounting judgements, estimates and assumptions

The preparation of the financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts in the financial statements. Management continually evaluates its judgements and estimates in relation to assets, liabilities, contingent liabilities, revenue and expenses. Management bases its judgements, estimates and assumptions on historical experience and on other various factors, including expectations of future events, management believes to be reasonable under the circumstances. The resulting accounting judgements and estimates will seldom equal the related actual results. The judgements, estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities (refer to the respective notes) within the next financial year are discussed as follows:

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

Clinical trial expenses

Estimates have been used in determining the expense liability under certain clinical trial contracts being performed but not yet invoiced.

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

Research and development tax rebate

The R&D Tax Incentive is recognised when a reliable estimate of the amounts receivable can be made. For the year ended June 30, 2018 the group has estimated the rebate which will be received in early 2019 and has accrued that amount as income in the statement of profit or loss and other comprehensive income.

Recovery of deferred tax assets

Deferred tax assets are recognised for deductible temporary differences only if the consolidated entity considers it is probable that future taxable amounts will be available to utilise those temporary differences and losses.

Business combinations

The consolidated entity entered into a business combination in the prior year. The transaction was complex, involving the licensing of an asset from one party and the purchase of a company from another party. Significant judgement was required in determining that the transaction was a business combination and in relation to the identification and valuation of assets and liabilities acquired.

Notes to the financial statements

June 30, 2018

Note 3. Critical accounting judgements, estimates and assumptions (continued)

Net investment in foreign operations

Intercompany loans are treated as net investment in foreign operations as repayment of such loans is neither planned nor likely to occur.

Exchange differences arising on a monetary item that forms part of a reporting entity’s net investment in a foreign operation shall be recognised initially in other comprehensive income and reclassified from equity to profit or loss on disposal of the net investment.

Contingent consideration

Management uses valuation techniques in determining the fair values of the various elements of a business combination (see Note 29). Particularly, the fair value of contingent consideration is dependent on the key assumptions including probability of milestones occurring, timing of settlement and discount rates.

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

The information reported to the CODM, on at least a quarterly basis, is the consolidated results as shown in the statement of profit or loss and other comprehensive income and statement of financial position.

Major customers

During the current and prior financial year there were no major customers.

Note 5. Revenue

	Consolidated
	2018	2017	2016
	A$’000	A$’000	A$’000

From continuing operations

Sales revenue
Bank interest	119	249	406

	119	249	406

Revenue from continuing operations	119	249	406

Notes to the financial statements

June 30, 2018

Note 6. Other income

	Consolidated
	2018	2017	2016
	A$’000	A$’000	A$’000

Net foreign exchange gain	224	—	781
Payroll tax rebate	—	7	18
Subsidies and grants	685	130	—
Gain on legal settlement (Note 39)	8,411	—	—
Reimbursement of expenses	8	17	—
Research and development rebate	2,200	8,409	2,866
Gain on revaluation of contingent consideration	1,461	—	—

Other income	12,989	8,563	3,665

Note 7. Expenses

	Consolidated
	2018	2017	2016
	A$’000	A$’000	A$’000

Loss before income tax includes the following specific expenses:

Depreciation
Leasehold improvements	192	52	30
Property, plant and equipment	19	47	42

Total depreciation	211	99	73

Amortisation
Patents and intellectual property	250	570	570
Software	2	5	—
GDC licensing agreement	1,084	745	—

Total amortisation	1,336	1,320	570

Total depreciation and amortisation	1,547	1,419	643

Impairment
Leasehold Improvements	143	—	—

Finance costs
Interest and finance charges paid/payable	—	—	—

Rental expense relating to operating leases
Minimum lease payments	301	335	280

Superannuation expense
Defined contribution superannuation expense	170	288	209

Employee benefits expense excluding superannuation
Employee benefits expense excluding superannuation	2,213	4,078	2,828

Other expenses
Revaluation of contingent consideration	—	765	—

Notes to the financial statements

June 30, 2018

Note 8. Income tax benefit

	Consolidated
	2018	2017	2016
	A$’000	A$’000	A$’000

Numerical reconciliation of income tax benefit and tax at the statutory rate
Loss before income tax benefit	(6,344)	(10,869)	(12,155)

Tax at the statutory tax rate of 27.5% (2017: 27.5%, 2016: 30%)	(1,745)	(2,989)	(3,646)

Tax effect amounts which are not deductible/(taxable) in calculating taxable income:
Impact of foreign tax rate differential	—	—	44
Research and Development claim	605	1,282	1,479
Capitalised expenses	—	234	79
Employee option plan	46	131	112
Gain/loss on revaluation of contingent consideration	(402)	210	—
Other non-deductible expenses	—	5	(317)

	(1,496)	(1,127)	(2,249)
Prior year tax losses not recognised now recouped	—	(1)	—
Tax losses and timing differences not recognised	1,191	929	2,249

Income tax benefit	(305)	(199)	—

	2018	2017	2016
	A$’000	A$’000	A$’000
Tax losses not recognised
Unused tax losses for which no deferred tax asset has been recognised-Australia	50,331	49,131	59,909
Potential tax benefit @ 27.5% (2017: 27.5%, 2016: 30%)-Australia	13,841	13,513	17,973
Unused tax losses for which no deferred tax asset has been recognised-US	2,525	2,173	2,100
Potential tax benefit at statutory tax rates@21%-US	530	456	714

Note 9. Current assets - cash and cash equivalents

	Consolidated
	2018	2017
	A$’000	A$’000

Cash at bank and on hand	2,956	8,455
Short-term deposits	3,000	6,000

	5,956	14,455

Note 10. Current assets - trade and other receivables

	Consolidated
	2018	2017
	A$’000	A$’000

Trade receivables	1	231
Less: Provision for impairment of receivables	—	(226)
R&D tax rebate receivable	2,200	3,973

	2,201	3,978

Other receivables	120	77
Deposits held	609	578
Less: Provision for impairment of deposits held	(394)	(371)

	2,536	4,262

Deposits held included a guarantee to the value of €250,000 ($A371,471) for the "APO Trend" case. Please refer to note 29 for further information on 'deposits held'.

Impairment of receivables

The consolidated entity has recognised a loss of nil (2017: loss of nil) in profit or loss in respect of impairment of receivables (excluding 'deposits held') for the year ended June 30, 2018.

The ageing of the impaired receivables provided for above are as follows:

	Consolidated
	2018	2017
	A$’000	A$’000

Trade receivables over 6 months overdue	—	226

Notes to the financial statements

June 30, 2018

Note 11. Current assets - income tax refund due

	Consolidated
	2018	2017
	A$’000	A$’000

Income tax refund due	—	5

Note 12. Current assets - other

	Consolidated
	2018	2017
	A$’000	A$’000

Prepayments	768	758

Note 13. Non-current assets - Financial assets

	Consolidated
	2018	2017
	A$’000	A$’000

Listed ordinary shares - available-for-sale	3,680	22
Unlisted shares and options - FVTPL	655	—

	4,335	22

Refer to note 26 for further information on fair value measurement.

Note 14. Non-current assets - property, plant and equipment

	Consolidated
	2018	2017
	A$’000	A$’000

Leasehold improvements - at cost	—	466
Less: Accumulated depreciation	—	(82)

	—	384

Plant and equipment - at cost	2	201
Less: Accumulated depreciation	(1)	(95)

	1	106

	1	490

Reconciliations

Reconciliations of the written down values at the beginning and end of the current and previous financial year are set out below:

	Consolidated
	Leasehold	Plant and
	improvement	equipment	Total
	A$’000	A$’000	A$’000

Balance at July 1, 2016	435	157	592
Additions	7	6	13
Disposals	(6)	(10)	(16)
Depreciation expense	(52)	(47)	(99)

Balance at June 30, 2017	384	106	490

Additions	7	2	9
Disposals	(56)	(88)	(144)
Impairment of assets	(143)	—	(143)
Depreciation expense	(192)	(19)	(211)

Balance at June 30, 2018	—	1	1

Notes to the financial statements

June 30, 2018

Note 15. Non-current assets - intangibles

	Consolidated
	2018	2017
	A$’000	A$’000

Patents and intellectual property - at cost	2,851	2,851
Less: Accumulated amortisation	(2,851)	(2,601)

	—	250
Software – at cost	—	11
Less: Accumulated amortisation	—	(6)

	—	5
Licensing agreement - at acquired fair value (Note 33)*	16,408	16,408
Less: Accumulated amortisation	(1,829)	(745)

	14,579	15,663
	14,579	15,918

Reconciliations

Reconciliations of the written down values at the beginning and end of the current and previous financial year are set out below:

	Consolidated
	Software	Patents and intellectual	GDC licensing agreement	Total
	A$’000	A$’000	A$’000	A$’000

Balance at July 1, 2016	2	820	—	822
Additions	8	—	—	8
Additions through business combinations (note 33)	—	—	16,408	16,408
Amortisation expense	(5)	(570)	(745)	(1,320)

Balance at June 30, 2017	5	250	15,663	15,918

Balance at July 1, 2017	5	250	15,663	15,918
Disposals	(3)	—	—	(3)
Amortisation expense	(2)	(250)	(1,084)	(1,336)

Balance at June 30, 2018	—	—	14,579	14,579

Note 16. Current liabilities - trade and other payables

	Consolidated
	2018	2017
	A$’000	A$’000

Trade payables	1,407	1,249
Accrued payables	576	614
Lease incentive liability	84	10

	2,067	1,873

Refer to Note 29 for further information on financial instruments.

Note 17. Current liabilities - provisions

	Consolidated
	2018	2017
	A$’000	A$’000

Employee benefits	91	155
Lease make good	70	—

	161	155

Note 18. Current liabilities - Contingent consideration (Refer to Note 20 and 33)

	Consolidated
	2018	2017
	A$’000	A$’000

Contingent consideration	1,521	3,315

Note 19. Non-current liabilities - deferred tax

	Consolidated
	2018	2017
	A$’000	A$’000

Deferred tax liability associated with Licensing Agreement	4,009	4,314

Amount expected to be settled within 12 months	305	305
Amount expected to be settled after more than 12 months	3,704	4,009

	4,009	4,314

Notes to the financial statements

June 30, 2018

Note 20. Non-current liabilities - Contingent consideration

	Consolidated
	2018	2017
	A$’000	A$’000

Contingent consideration	1,037	704

Contingent consideration is payable on the achievement of certain pre-determined milestones. Certain of the contingent payments are contracted to be satisfied by issue of shares, and other such payments may be settled by the issue of shares or the payment of cash, at the discretion of the consolidated entity.

The milestones were probability weighted for valuation purposes and discounted to present value to arrive at the fair value of contingent consideration on acquisition date. During the financial year, the probability weightings were revised given current anticipated timelines, and a portion of the discount has unwound with the resultant gain on contingent consideration being recognised in profit and loss.

Also refer to Note 33 for further information.

Note 21. Equity - contributed equity

	2018	2017	2018	2017
	Shares	Shares	A$	A$

Ordinary shares - fully paid	48,409,621	483,287,914	31,575,824	193,769,409

Movements in ordinary share capital

Details	Date	Shares	Issue price	A$

Balance	July 1, 2016	429,733,982		191,301,217
Issue of shares - Note 2	September 05, 2016	400,000	$0.105	42,000
Issue of shares - Convertible note conversion	September 14, 2016	20,000,000	$0.025	500,000
Issue of shares - Acquisition of Glioblast Pty Ltd	October 31, 2016	17,153,932	$0.090	1,543,854
Issue of shares - Convertible note conversion	November 01, 2016	16,000,000	$0.025	400,000
Share issue transaction costs		—	$0.000	(17,662)

Balance	June 30, 2017	483,287,914		193,769,409

Share consolidation - Note 1	November 17, 2017	(434,958,293)	$0.000	—
Issue of shares - Note 2	November 30, 2017	80,000	$0.370	29,600
Cancellation of share capital - Note 3	December 31, 2017	—	$0.000	(162,223,185)

Balance	June 30, 2018	48,409,621		31,575,824

Notes to the financial statements

June 30, 2018

Note 21. Equity - contributed equity (continued)

Ordinary shares

Note 1 - Share consolidation 10 to 1, which was approved by shareholders at the Annual General Meeting on November 15, 2017

Note 2 - Shares issued to the Company’s Scientific Advisory Board in return for services

Note 3 - Section 258F of the Corporations Act allows a company to reduce its share capital by cancelling any paid-up share capital that is lost or is not represented by available assets. Given the long history of the consolidated entity and changes in the principal activity in recent years, the Directors believe that A$162,223,185 of the parent entity’s share capital satisfies the criteria in Section 258F of the Corporations Act and accordingly this amount of the ordinary share capital has been cancelled.

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

Capital is regarded as total equity, as recognised in the statement of financial position, plus net debt. Net debt is calculated as total borrowings less cash and cash equivalents.

The capital structure of the consolidated entity consists of cash and cash equivalents and equity attributable to equity holders. The overall strategy of the consolidated entity is to continue its drug development programs, which depends on raising sufficient funds, through a variety of sources including issuing of additional share capital, as may be required from time to time.

The capital risk management policy remains unchanged from the prior year.

Notes to the financial statements

June 30, 2018

Note 22. Equity - Other contributed equity

	Consolidated
	2018	2017
	A$’000	A$’000

Convertible note - Triaxial	464	600

On December 4, 2014, the consolidated entity and the convertible note holder (‘Triaxial’) signed a Convertible Note Deed Poll (‘Deed’) which superseded the precedent Loan Agreement between Triaxial shareholders and the consolidated entity. The Deed extinguishes the liability created by the Loan Agreement and provides that the Convertible Notes will convert into a pre-determined number of ordinary shares on the achievement of defined milestones established in the schedule of the Deed. Accordingly the convertible note has been reclassified as an equity instrument rather than debt instrument.

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

The remaining portion of the convertible note will be exercised at the holders’ discretion on completion of Phase II clinical trial or achieving Breakthrough Designation. Completion will be deemed to occur upon the receipt by the consolidated entity of a signed study report or notification of the designation. There is a possibility for an early conversion of the convertible notes if a third party acquires more than 50% of the issued capital of the consolidated entity.

During the financial year, a portion of the convertible notes was extinguished (Note 39). The remaining convertible note at year end may be converted into 1,856,000 ordinary shares in the consolidated entity (post share consolidation).

Note 23. Equity - reserves

Available-for-sale reserve

The reserve is used to recognise increments and decrements in the fair value of available-for-sale financial assets.

Foreign currency reserve

The reserve is used to recognise exchange differences arising from translation of the financial statements of foreign operations to Australian dollars.

Share-based payments reserve

The reserve is used to recognise the value of equity benefits provided to employees and executive directors as part of their remuneration, and other parties as part of their compensation for services.

Note 24. Equity - dividends

Dividends

There were no dividends paid, recommended or declared during the current or previous financial year.

Franking credits

There were no franking credits available at the reporting date.

Notes to the financial statements

June 30, 2018

Note 25. Financial instruments

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

Market risk

Foreign currency risk

The consolidated entity operates internationally and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the US dollars (‘USD’). Foreign exchange risk arises from future transactions and recognised assets and liabilities denominated in a currency that is not the entity’s functional currency and net investments in foreign operations.

As of June 30, 2018, the consolidated entity did not hold derivative financial instruments in managing its foreign currency, however, the consolidated entity may from time to time enter into hedging arrangements where circumstances are deemed appropriate. The consolidated entity used natural hedging to reduce the foreign currency risk, which involved processing USD payments from cash held in USD. Foreign subsidiaries with a functional currency of Australian Dollars (‘AUD’) have exposure to the local currency of these subsidiaries and any other currency these subsidiaries trade in.

The carrying amount of the consolidated entity’s foreign currency denominated financial assets and financial liabilities at the reporting date was as follows:

	Assets		Liabilities
	2018	2017	2018	2017
	A$’000	A$’000	A$’000	A$’000

US dollars	317	5,797	896	1,010
Pound Sterling	—	—	—	84

	317	5,797	896	1,094

Notes to the financial statements

June 30, 2018

Note 25. Financial instruments (continued)

The consolidated entity had net assets denominated in foreign currencies of A$578,937 as at June 30, 2018 (2017: net assets A$4,703,223).

If the AUD had strengthened against the USD by 10% (2017: 10%), Euro by 10% (2017: 10%), GBP by 10% (2017: 10%) respectively then this would have had the following impact:

	AUD strengthened			AUD weakened
Consolidated - 2018	% change	Effect on profit before tax	Effect on equity	% change	Effect on profit before tax	Effect on equity
		A$’000	A$’000		A$’000	A$’000

US dollars	10%	58	58	(10%)	(58)	(58)

	AUD strengthened			AUD weakened
Consolidated - 2017	% change	Effect on profit before tax	Effect on equity	% change	Effect on profit before tax	Effect on equity
		A$’000	A$’000		A$’000	A$’000

US dollars	10%	(478)	(478)	(10%)	478	478
Pound Sterling	10%	8	8	(10%)	(8)	(8)

		(470)	(470)		470	470

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

As at the reporting date, the consolidated entity had the following variable interest rate balances:

	2018		2017
	Weighted average interest rate	Balance	Weighted average interest rate	Balance
	%	A$’000%		A$’000

Cash at bank and in hand	0.04%	2,956	0.10%	8,455
Short term deposits	2.35%	3,000	2.40%	6,000

Net exposure to cash flow interest rate risk		5,956		14,455

The consolidated entity has cash and cash equivalents totalling A$5,956,000 (2017: A$14,455,000). An official increase/decrease in interest rates of 100 basis points (2017: 100 basis points) would have a favourable/adverse effect on profit before tax and equity of A$59,000 (2017: A$144,000) per annum. The percentage change is based on the expected volatility of interest rates using market data and analysts forecasts.

Credit risk

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the consolidated entity. The entity is not exposed to significant credit risk on receivables.

Notes to the financial statements

June 30, 2018

Note 25. Financial instruments (continued)

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

Liquidity risk

The consolidated entity manages liquidity risk by maintaining adequate cash reserves and by continuously monitoring actual and forecast cash flows and matching the maturity profiles of financial assets and liabilities. In particular, contingent consideration may be satisfied either by payment of cash or by issue of shares, at the discretion of the entity.

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

Consolidated	Weighted average interest rate	1 year or less	Between 1 and 2 years	Between 2 and 5 years	Over 5 years	Remaining contractual maturities
2018	%	A$’000	A$’000	A$’000	A$’000	A$’000

Non-derivatives
Non-interest bearing
Trade payables	—	1,407	—	—	—	1,407
Accrued payables	—	576	—	—	—	576
Contingent consideration	—	4,250	—	4,650	1,394	10,294

Total non-derivatives		6,233	—	4,650	1,394	12,277

Consolidated	Weighted average interest rate	1 year or less	Between 1 and 2 years	Between 2 and 5 years	Over 5 years	Remaining contractual maturities
2017	%	A$’000	A$’000	A$’000	A$’000	A$’000

Non-derivatives
Non-interest bearing
Trade payables	—	1,249	—	—	—	1,249
Accrued payables	—	614	—	—	—	614
Contingent consideration	—	4,250	—	4,650	1,394	10,294

Total non-derivatives		6,113	—	4,650	1,394	12,157

The cash flows in the maturity analysis above are not expected to occur significantly earlier than contractually disclosed above.

Notes to the financial statements

June 30, 2018

Note 26. Fair value measurement

Fair value hierarchy

The following tables detail the consolidated entity’s assets and liabilities, measured or disclosed at fair value, using a three level hierarchy, based on the lowest level of input that is significant to the entire fair value measurement, being:

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date

Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly

Level 3: Unobservable inputs for the asset or liability

Consolidated - 2018	Level 1 A$’000	Level 2 A$’000	Level 3 A$’000	Total A$’000

Assets
Ordinary shares - listed	3,680	—	—	3,680
Unlisted options	—	—	656	656

Total Assets	3,680	—	656	4,336

Liabilities
Contingent Consideration	—	—	2,558	2,558

Total liabilities	—	—	2,558	2,558

Consolidated - 2017	Level 1 A$’000	Level 2 A$’000	Level 3 A$’000	Total A$’000

Assets
Ordinary shares - listed	22	—	—	22

Total Assets	22	—	—	22

Liabilities
Contingent Consideration	—	—	4,019	4,019

Total liabilities	—	—	4,019	4,019

There were no transfers between levels during the financial year.

The fair value of contingent consideration related to the acquisition of Glioblast Pty Ltd and the licence agreement is estimated by probability-weighting the expected future cash outflows, adjusting for risk and discounting.

The effects on the fair value of risk and uncertainty in the future cash flows are dealt with by adjusting the estimated cash flows rather than adjusting the discount rate.

Note 27. Key management personnel disclosures

Compensation

The aggregate compensation made to directors and other members of key management personnel (‘KMP’) of the consolidated entity is set out below:

	Consolidated
	2018 A$’000	2017 A$’000	2016 A$’000

Short-term employee benefits	1,636	2,513	1,586
Post-employment benefits	90	155	130
Long-term benefits	—	—	200
Termination benefits	—	315	—
Share-based payments	117	403	183

	1,843	3,386	2,099

Please refer to Note 31 for other transactions with key management personnel and their related parties.

Note 28. Remuneration of auditors

During the financial year the following fees were paid or payable for services provided by Grant Thornton Audit Pty Ltd, the auditor of the consolidated entity:

	Consolidated
	2018 A$’000	2017 A$’000	2016 A$’000

Audit services - Grant Thornton Audit Pty Ltd
Audit or review of the financial statements	131	132	140
F3 consent	11	—	1

Other services - Grant Thornton Audit Pty Ltd
Tax compliance services	—	8	12

	142	140	153

Notes to the financial statements

June 30, 2018

Note 29. Contingent liabilities

The consolidated entity is continuing to prosecute its Intellectual Property (‘IP’) rights against an Austrian company, APOtrend. At June 30, 2018 the Austrian Supreme Court has rendered a final decision on the patent infringement. As a result, Kazia is entitled to make a claim against APOtrend in relation to two of the three products which were the subject of the claim, while for the third product, Kazia’s claim was denied. In respect of this third product, APOtrend is entitled to claim compensation for damages caused by a preliminary injunction. At the date of this report, no claim has been made by either party.

The consolidated entity has provided a guarantee to the value of €250,000 (A$394,073) with the court to confirm its commitment to the ongoing enforcement process. As at June 30, 2018, the receivable balance continues to be fully impaired on the basis that it is unlikely to be recovered.

Note 30. Commitments

	Consolidated
	2018 A$’000	2017 A$’000

Lease commitments - operating
Committed at the reporting date but not recognised as liabilities, payable:
Within one year	—	250
One to five years	—	78

	—	328

Operating lease commitments includes contracted amounts for leases of premises and plant and equipment under non-cancellable operating leases expiring within three years.

Notes to the financial statements

June 30, 2018

Note 31. Related party transactions

Parent entity

Kazia Therapeutics Limited is the parent entity.

Subsidiaries

Interests in subsidiaries are set out in note 34.

Key management personnel

Disclosures relating to key management personnel are set out in note 27 and the remuneration report included in the directors’ report.

Transactions with related parties

The following transactions occurred with related parties:

	Consolidated
	2018 A$’000	2017 A$’000	2016 A$’000

Payment for other expenses:
Accounting fees paid to Watkins Coffey Martin, an entity (partnership) in which Steven Coffey is a partner	—	—	7

Salary paid to Prue Kelly, the partner of Graham Kelly, a former director	—	—	47

In addition to Director’s fees, Consultancy fees for executive duties while Mr Iain Ross was Acting CEO were paid to Gladstone Consultancy Partnership, a UK based consulting partnership in which he has a beneficial interest.	—	—	266

In addition to Director’s fees, Consultancy fees for executive duties were paid to Kumara Inc, a corporation in which Mr Ian Phillips is a Director and has a beneficial interest.	—	21	120

In addition to Director’s fees, Consultancy fees for executive duties were paid to John O’Connor.	—	38	—

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

Notes to the financial statements

June 30, 2018

Note 32. Parent entity information

Set out below is the supplementary information about the parent entity.

	Parent
	2018 A$’000	2017 A$’000

Statement of profit or loss and other comprehensive income
Loss after income tax	(5,378)	(9,733)

Total comprehensive income	(5,378)	(9,733)

Statement of financial position
Total current assets	7,902	17,356
Total assets	26,818	33,894
Total current liabilities	1,714	3,538
Total liabilities	6,760	8,556
Equity
Contributed equity	31,576	193,769
Other contributed equity	464	600
Reserves	2,206	2,041
Accumulated losses	(14,188)	(171,072)

Total equity	20,058	25,338

Guarantees entered into by the parent entity in relation to the debts of its subsidiaries

As a condition of the ASIC Corporations Instrument 2016/785, Kazia Therapeutics Limited and the subsidiaries, entered into a Deed of Cross Guarantee on May 28, 1999. The effect of the deed is that Kazia Therapeutics Limited has guaranteed to pay any deficiency in the event of winding up of the controlled entities. The subsidiaries have also given a similar guarantee in the event that Kazia Therapeutics Limited is wound up. Refer to note 35.

Reserves comprise Share Based Payments reserve of A$2,243,000 (2017: A$2,078,000) and Available for Sale reserve of A$(37,000) (2017: A$(37,000))

Contingent liabilities

The parent entity had no contingent liabilities as at June 30, 2018 and June 30, 2017, except as detailed in note 29.

Capital commitments - Property, plant and equipment

The parent entity had no capital commitments for property, plant and equipment at as June 30, 2018 and June 30, 2017.

Significant accounting policies

The accounting policies of the parent entity are consistent with those of the consolidated entity, as disclosed in note 2, except for the following:

•	Investments in subsidiaries are accounted for at cost, less any impairment, in the parent entity.

•	Dividends received from subsidiaries are recognised as other income by the parent entity and its receipt may be an indicator of an impairment of the investment.

Notes to the financial statements

June 30, 2018

Note 33. Business combinations

Glioblast Pty Ltd

During the prior financial year, Kazia announced it acquired 100% of the issued shares in Glioblast Pty Ltd, a privately-held, neuro-oncology-focused Australian biotechnology company. On the same day, Kazia entered into a worldwide licensing agreement with Genentech to develop and commercialise GDC-0084 (“the Molecule”). These events have been considered a business combination in accordance with IFRS 3.

Details of the acquisition are as follows:

Fair value A$’000

Intellectual property	16,408
Deferred tax liability	(4,512)

Net assets acquired	11,896
Goodwill	—

Acquisition-date fair value of the total consideration transferred	11,896

Representing:
Cash paid or payable to vendor	7,097
Kazia Therapeutics Limited shares issued to vendor	1,544
Contingent consideration	3,255

11,896

Consolidated 2017 A$’000

Cash used to acquire business, net of cash acquired:
Acquisition-date fair value of the total consideration transferred	16,408
Less: contingent consideration	(3,255)
Less: shares issued by company as part of consideration	(1,544)
Less: Deferred Tax Liability	(4,512)

Net cash used	7,097

Consideration transferred

Acquisition-related costs amounting to A$345,000 are not included as part of consideration transferred and have been recognised as an expense in the consolidated statement of profit or loss and other comprehensive income, as part of other expenses.

Goodwill

There is no goodwill arising from this business combination.

Glioblast’s contribution to the Group’s results

Glioblast contributed $nil to the Group’s revenues and profits, respectively from the date of the acquisition to June 30, 2017. Had the acquisition occurred on July 1, 2016, the Group’s revenue for the financial year ended June 30, 2017 would be unchanged.

Notes to the financial statements

June 30, 2018

Note 33. Business combinations (continued)

Contingent consideration

The Glioblast acquisition contains four contingent milestone payments, the first two milestone payments are to be settled with Kazia shares, and the third and fourth milestone payments are to be settled with either cash or Kazia shares at the discretion of Kazia.

The Genentech Agreement comprises of one milestone payment payable on the first commercial licensed product sale.

The range of outcomes of contingent consideration are summarised below.

Milestone	Contingent consideration-High	Contingent consideration-Low
	A$’000	A$’000
Milestone 1	1,250	1,250
Milestone 2	1,250	1,250
Milestone 3	3,705	3,000
Milestone 4	4,199	3,400
Milestone 5	1,394	1,394

Total	11,798	10,294

The contingent considerations listed above are undiscounted.

Each milestone payment is probability weighted for valuation purposes. The milestone payments are discounted to present value, using a discount rate of 35% per annum, if they are expected to be achieved more than 12 months after the valuation date. The contingent consideration was revalued at June 30, 2018 to take into account revised estimated probabilities of certain milestones being achieved.

Kazia is also required to pay royalties to Genentech in relation to net sales. These payments are related to future financial performance, and are not considered as part of the consideration in relation to the Genentech Agreement.

Note 34. Interests in subsidiaries

The consolidated financial statements incorporate the assets, liabilities and results of the following subsidiaries in accordance with the accounting policy described in note 2:

		Ownership interest
Name	Principal place of business / Country of incorporation	2018%	2017%

Kazia Laboratories Pty Ltd	Australia	100%	100%
Kazia Research Pty Ltd	Australia	100%	100%
Kazia Therapeutics Inc.	United States of America	100%	100%
Glioblast Pty Ltd	Australia	100%	100%

Notes to the financial statements

June 30, 2018

Note 35. Deed of cross guarantee

The following entities are party to a deed of cross guarantee under which each company guarantees the debts of the others:

Kazia Therapeutics Limited

Kazia Laboratories Pty Ltd

Kazia Research Pty Ltd

By entering into the deed, the wholly-owned entities have been relieved from the requirement to prepare financial statements and directors’ report.

The above companies represent a ‘Closed Group’ for the purposes of ASIC Corporations Instrument 2016/785, and as there are no other parties to the Deed of Cross Guarantee that are controlled by Kazia Therapeutics Limited, they also represent the ‘Extended Closed Group’.

The consolidated statement of profit or loss and other comprehensive income and statement of financial position of the ‘Closed Group’ differ from those of the consolidated entity in the following respects:

*	the General and Administrative expenses of the closed group, and the loss before and after income tax, are lower than those of the consolidated entity by approximately A$435,000.

*

the assets and liabilities of the closed group differ from those of the consolidated entity by immaterial amounts of lower than A$20,000 on a line by line basis, and the net assets of the closed group differ from those of the consolidated entity by less than A$1,000.

Accordingly, the additional statements have not been prepared.

Note 36. Events after the reporting period

In July 2018 the consolidated entity announced that it has entered into an agreement with TroBio Therapeutics Pty Ltd, a privately held start-up, in which all interests in the ‘next generation’ anti tropomyosin (ATM) program would be assigned to TroBio in return for 12% of the equity in that company. Completion of the transaction remains conditional on the Department of Industry, Innovation and Science agreeing to novate the CRC-P grant to TroBio.

In July 2018 the company lodged an SEC Form F3 which will allow the Company to issue various types of securities, including ordinary shares and/or warrants, from time to time over a period of three years. Any ordinary shares issued will trade in the form of American Depository Shares which currently trade on NASDAQ under the symbol KZIA. The company is not obliged to issue any securities under this arrangement, but if it does, the amount and timing is at the discretion of the company.

In October 2018 the company completed a share placement to sophisticated investors, raising A$3.4 million, and at the same time, announced a Share Purchase Plan, which allows existing shareholders who fit the eligibility criteria to purchase shares to the value of up to A$15,000. The Share Purchase Plan is open until November 16, 2018.

No other matter or circumstance has arisen since June 30, 2018 that has significantly affected, or may significantly affect the consolidated entity’s operations, the results of those operations, or the consolidated entity’s state of affairs in future financial years.

Notes to the financial statements

June 30, 2018

Note 37. Earnings per share

	Consolidated
	2018 A$’000	2017 A$’000	2016 A$’000

Loss after income tax attributable to the owners of Kazia Therapeutics Limited	(6,039)	(10,670)	(12,155)
Non-controlling interest	—	—	93

Loss after income tax attributable to the owners of Kazia Therapeutics Limited	(6,039)	(10,670)	(12,062)

	Number	Number	Number

Weighted average number of ordinary shares used in calculating basic earnings per share	48,376,525	467,833,849	427,431,910

Weighted average number of ordinary shares used in calculating diluted earnings per share	48,376,525	467,833,849	427,431,910

	Cents	Cents	Cents
	A$	A$	A$

Basic earnings per share	(12.48)	(2.28)	(2.82)
Diluted earnings per share	(12.48)	(2.28)	(2.82)

1,865,000 unlisted convertible notes with a face value of A$464,000, 4,798,266 unlisted options and 3,148,400 listed options have been excluded from the above calculations as they were antidilutive.

Note 38. Share-based payments

The options in tranches 1 - 3 in the table below have been issued as consideration for services rendered in relation to capital raising conducted during the previous year by the consolidated entity.

The options in tranches 4 - 10 in the table below have been issued to employees under the ESOP. In total, A$165,222 (2017: A$475,189) of employee remuneration expense (all of which related to equity-settled share-based payment transactions) has been included in profit or loss and credited to share-based payment reserve.

2018

Tranche	Grant date	Expiry date	Exercise Price (post consol)		Balance at the start of the year		Granted		Share Consolidation		Forfeited on cessation of employment		Balance at the end of the year
			A$

1	04-03-2015	16-12-2019	A$	1.50		466,470		—		(419,823)		—		46,647
2	04-03-2015	18-12-2019	A$	1.50		199,521		—		(179,569)		—		199,521
3	24-06-2015	30-06-2020	A$	4.00		5,190,000		—		(4,671,000)		—		519,000
4	15-10-2015	16-11-2020	A$	2.20		3,633,334		—		—		(3,396,67)		236,667
5	18-03-2016	01-02-2021	A$	1.99		3,000,000		—		(2,700,000)		—		300,000
6	18-03-2016	01-02-2021	A$	1.99		2,000,000		—		(1,800,000)		—		200,000
7	18-03-2016	01-02-2021	A$	2.61		2,500,000		—		(2,250,000)		—		250,000
8	05-09-2016	05-09-2021	A$	1.63		2,000,000		—		(1,800,000)		(150,000)		50,000
9	12-10-2016	17-10-2021	A$	1.56		620,000		—		(558,000)		—		62,000
10	31-10-2016	01-11-2021	A$	1.38		500,000		—		(450,000)		(37,500)		12,500
11	21-11-2016	23-11-2021	A$	1.38		2,000,000		—		(1,800,000)		(150,000)		50,000
12	07-08-2017	07-08-2022	A$	0.67		—		224,000		—		—		224,000
13	05-02-2018	05-02-2023	A$	0.78		—		440,000		—		—		440,000

						22,109,325		664,000		(16,628,392)		(3,734,167)		2,410,766

Weighted average exercise price					A$	0.244	A$	0.740	A$	0.000	A$	2.140	A$	2.120

*	Options from Tranche 1 to Tranche 6, Tranches 8,10 and 11 listed above were vested and exercisable at the end of the period.

Options from Tranche 9 listed above include 1/4 vested options at the end of the period.

All remaining options are expected to vest in future periods. No options have expired during the financial year.

The weighted average remaining contractual life of options outstanding at the June 30, 2018 is 2.97 years.

Notes to the financial statements

June 30, 2018

Note 38. Share-based payments (continued)

2017

Tranche	Grant date	Expiry date	Exercise price		Balance at the start of the year		Granted		Exercised		Forfeited		Balance at the end of the year
			A$

1	04-03-2015	16-12-2019	A$	0.150		466,470		—		—		—		466,470
2	04-03-2015	18-12-2019	A$	0.150		199,521		—		—		—		199,521
3	24-06-2015	30-06-2020	A$	0.400		5,190,000		—		—		—		5,190,000
4	15-10-2015	16-11-2020	A$	0.220		5,200,008		—		—		(1,566,674)		3,633,334
5	18-03-2016	01-02-2021	A$	0.199		3,000,000		—		—		—		3,000,000
6	18-03-2016	01-02-2021	A$	0.199		2,000,000		—		—		—		2,000,000
7	18-03-2016	01-02-2021	A$	0.261		2,500,000		—		—		—		2,500,000
8	05-09-2016	05-09-2021	A$	0.163		—		2,000,000		—		—		2,000,000
9	12-10-2016	17-10-2021	A$	0.156		—		620,000		—		—		620,000
10	31-10-2016	01-11-2021	A$	0.138		—		500,000		—		—		500,000
11	21-11-2016	23-11-2021	A$	0.138		—		2,000,000		—		—		2,000,000

						18,555,999		5,120,000		—		(1,566,674)		22,109,325

Weighted average exercise price					A$	0.2680	A$	0.1500	A$	0.0000	A$	0.2200	A$	0.244

*	Options from Tranche 1 to Tranche 3 listed above were vested and exercisable at the end of the period.

Options from Tranche 4 listed above include 1/3 vested options at the end of the period.

Options from Tranche 5 listed above include 1/4 vested and exercisable options at the end of the period.

All remaining options are expected to vest in future periods. No options have expired during the year.

The weighted average remaining contractual life of options outstanding at the June 30, 2017 is 3.55 years.

Employee share options

During the year ended June 30, 2018, 664,000 options have been issued to the employees during the year by the consolidated entity pursuant to the Company’s Employee Share Option Plan.

•	Tranche 9 of 224,000 options vesting equally over 4 years

•	Tranche 10 of 440,000 options vesting equally over 2 years in 6 monthly intervals

An option will only vest if the option holder continues to be a full-time employee with the Company or an Associated Company during the vesting period relating to the option.

Conditions for an option to be exercised:

•	The option must have vested and a period of 1 year from the date the option was issued must have expired;

•	Option holder must have provided the Company with an Exercise Notice and have paid the Exercise Price for the option.

•	The Exercise Notice must be for the exercise of at least the Minimum Number of Options;

•	The Exercise Notice must have been provided to the Company and Exercise Price paid before the expiry of 5 years from the date the Option is issued.

Notes to the financial statements

June 30, 2018

Note 38. Share-based payments (continued)

Options Valuation

In order to obtain a fair valuation of these options, the following assumptions have been made:

The Black Scholes option valuation methodology has been used with the expectation that the majority of these options would be exercised towards the end of the option term. Inputs into the Black Scholes model includes the share price at grant date, exercise price, volatility, and the risk free rate of a five year Australian Government Bond on grant date.

Risk-free rate and grant date

For all tranches, the risk-free rate of a five-year Australian Government bond on grant date was used. Please refer to the table below for details.

Options in Tranches 6 to 13 have various vesting periods and exercising conditions. These options are unlisted as at 30/06/2018.

No dividends are expected to be declared or paid by the consolidated entity during the terms of the options.

The underlying expected volatility was determined by reference to historical data of the Company’s shares over a period of time. No special features inherent to the options granted were incorporated into measurement of fair value.

Based on the above assumptions, the table below sets out the valuation for each tranche of options:

Grant date	Expiry date	Share price at Grant Date		Exercise price		Volatility (%)	Remaining Option Life	Risk free Rate	Fair value per option
		A$		A$					A$

04/03/2015	16/12/2019	A$	0.180	A$	1.500	120.00%	2.46%	2.07%	A$	1.500
04/03/2015	18/12/2019	A$	0.180	A$	1.500	120.00%	2.47%	2.07%	A$	1.500
24/06/2015	30/06/2020	A$	0.245	A$	4.000	150.00%	3.00%	2.02%	A$	2.170
15/10/2015	16/11/2020	A$	0.140	A$	2.200	158.11%	3.38%	2.04%	A$	1.280
18/03/2016	01/02/2021	A$	0.115	A$	1.990	130.00%	3.59%	2.00%	A$	0.810
18/03/2016	01/02/2021	A$	0.115	A$	1.990	130.00%	3.59%	2.00%	A$	0.860
18/03/2016	01/02/2021	A$	0.115	A$	2.610	130.00%	3.59%	2.00%	A$	0.870
05/09/2016	05/09/2021	A$	0.105	A$	1.630	122.00%	4.19%	1.60%	A$	0.840
12/10/2016	17/10/2021	A$	0.098	A$	1.560	122.00%	4.30%	1.89%	A$	0.780
31/10/2016	01/11/2021	A$	0.090	A$	1.380	122.00%	4.34%	1.87%	A$	0.720
21/11/2016	23/11/2021	A$	0.092	A$	1.380	122.00%	4.40%	2.10%	A$	0.730
07/08/2017	07/08/2022	A$	0.430	A$	0.670	74.50%	4.00%	1.95%	A$	0.206
05/02/2018	05/02/2023	A$	0.500	A$	0.780	74.50%	3.00%	1.95%	A$	0.200

Note 39. Settlement of legal proceedings

On December 22, 2017 the consolidated entity reached an agreement with another ASX listed company, Noxopharm Limited, in relation to that company’s key asset, NOX66. Under this agreement, the consolidated entity has released Noxopharm Limited from any claims of ownership it believes it may have had of NOX66 or the IP and technology that underpins it. In return, the consolidated entity has received the following:

1) 5,970,714 ordinary shares in Noxopharm Limited, held under voluntary escrow until June 14, 2018 (value at date of settlement: A$6,490,680);

2) 3,000,000 unlisted options in Noxopharm Limited, with an exercise price of A$0.80, expiring January 18, 2020, unable to be exercised prior to July 18, 2018 (value at date of settlement: A$1,770,000);

3) extinguishment of certain convertible notes (book value: A$136,000); and

4) a cash payment of A$165,000 (including GST) from Noxopharm Limited.

Items 1,2 and 4, totalling A$8,410,680 net of GST, have been reflected in the profit and loss as ‘other income’ while item 3, representing A$136,000, has been dealt with as a movement in equity.