Form 20-F
period 2019-06-30
KAZIA THERAPEUTICS LTD
filed 2019-10-21
CIK 1075880

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2019

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

Three International Towers Level 24, 300 Barangaroo Avenue, Sydney, New South Wales 2000, Australia

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American Depositary Shares, each representing ten Ordinary Shares*	KZIA	The NASDAQ Stock Market

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

*	Not for trading, but only in connection with the registration of American Depositary Shares.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

Not Applicable

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

The number of outstanding Ordinary Shares of the issuer as at June 30, 2019, was 62,166,673.

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

Yes  ☒            No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer”, “accelerated filer”, and “emerging growth company” in Rule 12b-2 of the Exchange Act:

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

Item 17  ☐        Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

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

A. Selected financial data

The selected financial data have been derived from the consolidated financial statements of the Company for and as of the fiscal years ended June 30, 2017, 2018 and 2019 included in this Annual Report. The selected financial data as of June 30, 2017, 2016 and 2015 and for the years ended June 30, 2016, and 2015 have been derived from the consolidated financial statements of the Company is not included in this Annual Report. This data should be read in conjunction with, and are qualified in their entirety by, reference to those statements and the notes thereto.

This financial report complies with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The consolidated financial statements have been audited in accordance with the Public Company Accounting Oversight Board (“PCAOB”) auditing standards in the United States by the Company’s independent registered public accounting firm. The Company’s fiscal year ends on June 30. As used throughout this Annual Report, the word “fiscal” followed by a year refers to the 12-month period ended on June 30 of that year. For example, the term “fiscal 2019” refers to the 12 months ended June 30, 2019. Except as otherwise indicated, all dollar amounts referred to in this Annual Report are at the consolidated level and exclude inter-company amounts.

Summary of consolidated profit or loss and other comprehensive income (IFRS)	2015 A$’000	2016 A$’000	2017 A$’000	2018 A$’000	2019 A$’000

Revenue and other income	2,842	4,071	8,812	13,108	1,565

Loss before income tax expense from continuing operations	(7,306)	(12,155)	(10,869)	(6,344)	(10,568)

Loss after income tax expense from discontinued operations	—	—	—	—	—

Loss after income tax expense for the year	(7,306)	(12,155)	(10,670)	(6,039)	(10,270)

Net (loss) attributable to members of Kazia Therapeutics Limited	(7,139)	(12,062)	(10,670)	(6,039)	(10,270)

Earnings per share for loss from continuing operations attributable to the owners of Kazia Therapeutics Limited
Basic (loss) per share (cents per share)	(2.99)	(2.82)	(2.28)	(12.48)	(17.86)
Diluted (loss) per share (cents per share)	(2.99)	(2.82)	(2.28)	(12.48)	(17.86)

Weighted average number of ordinary share shares used to calculate earnings per share	238,418,048	427,431,910	467,833,849	48,376,525	57,503,555

Number of outstanding ordinary shares at year end	423,116,465	429,733,982	483,287,914	48,409,621	62,166,673

	2015	2016	2017	2018	2019
Summary of consolidated financial position (IFRS)	A$’000	A$’000	A$’000	A$’000	A$’000

Cash and cash equivalents	44,371	33,453	14,455	5,956	5,434

Total assets	46,140	35,517	35,910	28,175	21,177

Net assets/Equity	44,362	33,931	25,338	19,242	14,195

Debt	—	—	—	—	—

Capital Stock	190,404	191,301	193,769	31,576	36,642

The Company publishes its consolidated financial statements expressed in Australian dollars. In this Annual Report, references to “U.S. dollars” or “US$” are to the currency of the United States of America (“U.S.”) and references to “Australian dollars” or “A$” are to the currency of Australia. For the convenience of the reader, this Annual Report contains translations of certain Australian dollar amounts into U.S. dollars at specified rates. These translations should not be construed as representations that the Australian dollar amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. Unless otherwise stated, the translations of Australian dollars into U.S. dollars have been made at the rate of US$0.7009 = A$1.00, the foreign exchange rate as issued weekly by the Board of Governors of the Federal Reserve System (www.federalreserve.gov/releases) on June 30, 2019.

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

We are a biotechnology company and have not yet generated significant revenue. We have incurred losses A$10.7 million, A$6.0 million and A$10.3 million for the fiscal years ended June 30, 2017, 2018 and 2019, respectively. We have not generated any revenues from sales of any of our product candidates.

As of June 30, 2019, we had accumulated losses of A$24.9 million. We have devoted most of our financial resources to research and development, including our clinical and preclinical development activities. To date, we have financed our operations primarily through the issuance of equity securities, research and development grants from the Australian government and payments from our collaboration partners. We have not generated, and do not expect to generate, any significant revenue for the foreseeable future, and we expect to continue to incur significant operating losses for the foreseeable future due to the cost of research and development, preclinical studies and clinical trials and the regulatory approval process for product candidates. The amount of our future net losses is uncertain and will depend, in part, on the rate of our future expenditures. Our ability to continue operations will depend on, among other things, our ability to obtain funding through equity or debt financings, strategic collaborations or additional grants.

We expect to continue to incur significant expenses and increasing operating losses for the foreseeable future. We anticipate that our expenses will increase substantially if and as we:

•	continue our research, preclinical and clinical development of our product candidates;

•	expand the scope of our current preclinical and clinical studies for our product candidates or initiate additional preclinical or clinical or other studies for product candidates;

•	seek regulatory and marketing approvals for any of our product candidates that successfully complete clinical trials;

•	further develop the manufacturing process for our product candidates;

•	change or add additional manufacturers or suppliers;

•	seek to identify and validate additional product candidates;

•	acquire or in-license other product candidates and technologies;

•	maintain, protect and expand our intellectual property portfolio;

•	create additional infrastructure to support our operations as a public company in the United States and our product development and future commercialization efforts; and

•	experience any delays or encounter issues with any of the above.

The net losses we incur may fluctuate significantly from year to year, such that a period to-period comparison of our results of operations may not be a good indication of our future performance. In any particular quarter or quarters, our operating results could be below the expectations of securities analysts or investors, which could cause the price of the ADSs to decline.

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

The Company has limited cash resources and will periodically need additional funds to maintain the planned level of R&D activity. We expect to consume cash and incur operating losses for the foreseeable future as the Company continues developing its oncology drug candidates. The impact on cash resources and results from operations will vary with the extent and timing of future clinical trial programs. While it is not possible to make accurate predictions of future operating results, we expect existing cash and cash equivalents will be sufficient to enable us to continue our research and development activities until approximately the end of calendar 2019.

As at June 30, 2019, we had cash in hand and at bank of A$5.4 million and further readily realizable assets of A$2.1 million. The financial statements have been prepared on a going concern basis, which contemplates continuity of normal activities and realisation of assets and settlement of liabilities in the normal course of business. As is often the case with drug development companies, our ability to continue as a going concern is dependent upon our ability to derive sufficient cash from investors, from licensing and partnering activities and from other sources of revenue such as grant funding. The directors have considered the cash flow forecasts and the funding requirements of the business and are confident that the strategies in place are appropriate to generate sufficient funding to allow us to continue as a going concern. Accordingly the directors have prepared the financial statements on a going concern basis. Should the above assumptions not prove to be appropriate, there is material uncertainty whether we will continue as a going concern and therefore whether the Company will realise its assets and extinguish its liabilities in the normal course of business and at the amounts stated in these financial statements.

If the Company is unable to obtain additional funds on favorable terms or at all, it may be required to cease or reduce its operations. Also, if the Company raises more funds by selling additional securities, the ownership interests of holders of its securities will be diluted.

From time to time we receive Australian government research and development grants, and generally receive an R&D tax rebate each year. If we lose funding from these research and development grants, or fail to qualify for the R&D cash rebate, we may encounter difficulties in the funding of future research and development projects, which could harm our operating results.

We have historically received, and expect to continue to receive, grants through the Australian federal government’s Research and Development Tax Incentive program (“R&D tax rebate”), under which the government provides a cash refund for a percentage of eligible research and development expenditures by small Australian entities (defined as Australian entities with less than A$20 million in revenue) having a tax loss. The R&D tax rebate is made by the Australian federal government for eligible research and development purposes based on the filing of an annual application. We received R&D tax rebates during fiscal 2018 and 2019 of A$4.0 million and A$2.2 million, respectively. In respect of fiscal 2019, we estimate the rebate which will be received in early fiscal 2020 and have accrued an amount of A$1.4 million as income in the statement of profit or loss and other comprehensive income. This rebate is available for our research and development activities in Australia, as well as activities in the United States and other countries to the extent such non-Australian based expenses relate to our activities in Australia, do not exceed 50% of the expenses for the relevant activities and are approved by the Australian government.

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

Our internal computer and information technology systems, or those of our collaborators and other development partners, third-party Contract Research Organisations (CROs) or other contractors or consultants, may fail or suffer security breaches, which could result in a disruption of our product development programs.

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

We have substantial carried forward tax losses which may not be available to offset any future assessable income. In order for an Australian corporate taxpayer to carry forward and utilize tax losses, the taxpayer must pass either the continuity of ownership test, or, if it fails the COT, the same business test (“SBT”), or similar business test, in respect of relevant tax losses.

We have not carried out any analysis as to whether we have met the COT or, failing the COT, the SBT or similar business test over relevant periods. In addition, future shareholding changes may result in a significant ownership change for us. It is therefore uncertain as to whether any of our tax losses carried forward as of June 30, 2019 will be available to be carried forward and available to offset our assessable income, if any, in future periods.

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

In April 2015, the FDA granted orphan drug designation in the United States for Cantrixil (TRX-E-002-1) and in February 2018, the FDA granted orphan drug designation status in the United States for GDC-0084. Even if we obtain orphan drug exclusivity for additional products in the United States or other jurisdictions, that exclusivity may not effectively protect the product from competition because different drugs can be approved for the same condition, and the same drug could be approved for a different condition. Moreover, even after an orphan drug is approved, the FDA can subsequently approve the same drug, made by a competitor, for the same condition if the FDA concludes that the competitive product is clinically superior in that it is shown to be safer, more effective or makes a major contribution to patient care.

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

The trading price of the Company’s ordinary shares and American Depositary Shares (“ADSs”) is highly volatile. Your investment could decline in value and the Company may incur significant costs from class action litigations.

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

There is a risk that we are, or will become, a passive foreign investment company, or PFIC, which will subject our U.S. investors to adverse tax rules

There is a risk that we are, or will become, a passive foreign investment company, commonly referred to as a PFIC. Our treatment as a PFIC could result in a reduction in the after-tax return to the U.S. holders of our ordinary shares or ADSs and would likely cause a reduction in the value of such ordinary shares or ADSs. For U.S. federal income tax purposes, we will be classified as a PFIC for any taxable year in which either (i) 75% or more of our gross income is passive income, or (ii) at least 50% of the average quarterly value of all of our assets for the taxable year produce or are held for the production of passive income. If we are classified as a PFIC for U.S. federal income tax purposes, highly complex rules will apply to U.S. holders owning ordinary shares or ADSs. Accordingly, you are urged to consult your tax advisors regarding the application of such rules. See Item 10 - Additional Information - Taxation, United States Federal Income Tax Consequences” for a more complete discussion of the U.S. federal income tax risks related to owning and disposing of our ordinary shares or ADSs.

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

We are incorporated in Australia and are subject to the takeover laws of Australia. Among other things, we are subject to the Australian Corporations Act 2001, or the Corporations Act. Subject to a range of exceptions, the Corporations Act prohibits the acquisition of a direct or indirect interest in our issued voting shares if the acquisition of that interest will lead to a person’s voting power in us increasing to more than 20%, or increasing from a starting point that is above 20% and below 90%. Australian takeover laws may discourage takeover offers being made for us or may discourage the acquisition of a significant position in our ordinary shares. This may have the ancillary effect of entrenching our board of directors and may deprive or limit our shareholders’ and ADS holders’ opportunity to sell their ordinary shares and ADSs and may further restrict the ability of our shareholders and ADS holders to obtain a premium from such transactions. See Item 10.B “Additional Information – Memorandum and Articles of Association.”

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

The Company’s Ordinary Shares are listed on the Australian Securities Exchange (“ASX”) under the symbol ‘KZA’ and its ADSs, each representing ten Ordinary Shares, trade on the NASDAQ Capital Market under the symbol ‘KZIA’. The Depositary for the Company’s ADSs is The Bank of New York Mellon, 101 Barclay Street 22W New York, N.Y. 10286. All information we file with the SEC is available through the SEC’s Electronic Data Gathering, Analysis and Retrieval system, which may be accessed through the SEC’s website at www.sec.gov.

B. Business overview

Since its inception in 1994, the principal business of the Company has been pharmaceutical drug development. The Company is an emerging oncology-focused biotechnology company that has a portfolio of development candidates, diversified across several distinct technologies, with the potential to yield first-in-class and best-in-class agents in a range of oncology indications. The lead drug candidate is GDC-0084, a small molecule inhibitor of the PI3K / AKT / mTOR pathway, which is involved in five active trials as follows:

•	A Kazia sponsored Phase II clinical trial to examine GDC-0084 in glioblastoma, the most common malignant and highly aggressive form of primary brain tumor in adults;

•

A Phase I clinical trial examining GDC-0084 in diffuse intrinsic pontine glioma (DIPG), a rare but very aggressive form of childhood brain cancer. This trial is being run by St Jude Children’s Research Hospital;

•	A Phase II study being conducted at Dana-Farber Cancer Institute, examining breast cancer metastases – breast cancer which has spread to the brain – in combination with Herceptin;

•

GDC-0084 is participating in an NCI funded multi-drug study of brain metastases – cancer which has spread to the brain from any primary tumor. This study is a Phase II trial and is being conducted by the Alliance for Clinical Trials in Oncology; and

•	Memorial Sloan Kettering Cancer Center is investigating the potential use of GDC-0084 in combination with radiotherapy in a Phase I clinical trial for cancer which has spread to the brain.

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

Research and Development

GDC-0084

The company’s lead development candidate is GDC-0084, a small molecule, brain-penetrant inhibitor of the PI3K / Akt / mTor pathway, that is being developed as a potential therapy for glioblastoma (GBM), the most common malignant and highly aggressive form of primary brain tumour in adults, as well as other forms of brain cancer. GDC-0084 is orally administered and is presented in a 15mg capsule formulation. The development candidate was granted orphan designation by FDA in February 2018.

GDC-0084 was developed by Genentech, Inc (South San Francisco, California) and the company entered into a worldwide exclusive license for the asset in October 2016. Prior to this transaction, Genentech had completed an extensive preclinical development program that provided convincing validation for GDC-0084 as a potential drug for brain cancer. Genentech also completed a phase I clinical trial in 47 patients with advanced recurrent grade III and grade IV glioma. The most common adverse events were oral mucositis and hyperglycemia. Per RANO criteria, 40% of patients exhibited a best observable response of stable disease, and 26% demonstrated a metabolic partial response on FDG-PET.

During the period, the company has commenced recruitment to a Phase IIa clinical study in patients with newly-diagnosed glioblastoma who exhibit unmethylated MGMT promotor status (NCT03522298). Unmethylated MGMT status confers near-total resistance to temozolomide, the existing standard of care, and represents approximately two-thirds of the total incident GBM population. This Phase IIa study is ongoing at seven centres in the United States. In May 2019, the company reported interim data from the initial dose escalation component of the study. In the newly-diagnosed population, a maximum tolerated dose (MTD) of 60mg was achieved, which is higher than the MTD of 45mg reported in the phase I study in recurrent patients. Adverse events were generally mild and reversible. Dose-limiting toxicities of mucositis and hyperglycemia were consistent with the PI3K inhibitor class and with prior clinical experience of this agent. An expansion cohort of 20 patients is currently recruiting, with initial efficacy data expected by the end of CY2019 or early in CY2020.

In October 2018, the company announced a Phase I investigator-initiated study at St Jude Children’s Research Hospital in Memphis, TN (NCT03696355). The St Jude study is designed to explore GDC-0084 as a monotherapy for diffuse intrinsic pontine glioma (DIPG), a rare but highly-aggressive childhood brain cancer with no approved pharmacological treatments. The study seeks to establish an MTD in the pediatric population before enrolling an expansion cohort to seek definitive signals of efficacy. The St Jude study is primarily funded by the hospital, with support via a financial grant from Kazia. The study is ongoing, with initial data potentially expected in 2H CY2019.

Also in October 2018, the company announced a Phase II investigator-initiated study at Dana-Farber Cancer Institute in Boston, MA (NCT03765983). The Dana-Farber study examines GDC-0084 in combination with Herceptin (trastuzumab) in the treatment of HER2-positive breast cancer brain metastases (BCBM), a population for which there are again no approved pharmacological treatments. The Dana-Farber study is primarily funded by the hospital, with support via a financial grant from Kazia. The study is ongoing, and the company hopes to receive data during the latter part of CY2019 from this trial.

In May 2019, the company announced a Phase II study sponsored by the Alliance for Clinical Trials in Oncology, a large academic research organisation, and funded by the US National Cancer Institute (NCT03994796). The Alliance study is a genomicallyguided, multi-drug study in patients with brain metastases from any primary tumour. Those with mutations affecting the PI3K / Akt / mTOR pathway will be assigned to receive GDC-0084, while patients with other driving mutations may receive abemaciclib (Eli Lilly & Company) or entrectenib (Genentech, Inc.). The study is due to commence recruitment in July 2019, and is expected to recruit approximately 150 patients, evenly divided between the three treatment arms, over the course of a two-year period.

A number of preclinical experiments with GDC-0084 reported data during the period. Of note, a paper by FM Ippen at al. from Harvard Medical School reported in vivo data from a model of breast cancer brain metastases. It concluded that “treatment with GDC-0084 markedly inhibited the growth of PIK3CA-mutant [brain tumours].” Meanwhile, R Duchatel et al. from the University of Newcastle reported in vitro data examining GDC-0084 in DIPG cell lines in a poster presentation at the SNO Pediatric Brain Tumor meeting, and found the drug to be highly active across all tested lines.

In August 2019, the company announced that the World Health Organisation (WHO) had selected ‘paxalisib’ as the provisional International Nonproprietary Name (pINN) for GDC-0084 and that, subject to final confirmation in late CY2019, the company would begin to deploy this name and discontinue public use of the GDC-0084 code number.

Cantrixil (TRX-E-002-1)

Cantrixil (TRX-E-002-1) is the company’s second clinical asset and is derived from a proprietary drug discovery program. It is being developed as a potential therapy for ovarian cancer.

Research undertaken by Yale University (New Haven, Connecticut) has provided preclinical evidence that Cantrixil is active against both differentiated cancer cells and tumor-initiating cells (sometimes referred to as ‘cancer stem cells’). The latter are thought to be an important component of chemotherapy resistance and disease recurrence in diseases such as ovarian cancer, and thus Cantrixil has potential to offer benefit to the approximately three-quarters of ovarian cancer patients who are not adequately managed by conventional chemotherapy treatments.

In December 2016, the company commenced a phase I clinical trial of Cantrixil in patients with ovarian cancer (NCT02903771). The study is designed to establish the safety and tolerability of the development candidate, to determine a Maximum Tolerated Dose (MTD), and to explore indicative signals of clinical efficacy. Data from the initial dose escalation cohort was reported at the American Association of Cancer Research meeting in April 2019. Cantrixil was broadly well-tolerated, and an MTD of 5 mg/kg was determined. Dose-limiting toxicities were generally gastrointestinal in nature. Of nine evaluable patients, five (56%) achieved stable disease after two cycles of Cantrixil monotherapy, and one patient went on to exhibit a partial response after treatment with Cantrixil and chemotherapy. The study has now completed recruiting a 12-patient dose expansion cohort and is expected to report efficacy data by the end of CY2019.

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

A user fee, pursuant to the requirements of the Prescription Drug User Fee Act (“PDUFA”), and its amendments, applies to NDAs. The FDA adjusts the PDUFA user fees on an annual basis. PDUFA also imposes an annual product fee for prescription drugs and biologics, and an annual establishment fee on facilities used to manufacture prescription drugs and biologics. A written request can be submitted for a waiver under certain circumstances. Waivers may be possible for the application fee for the first human drug application that is filed by a small business, as defined by the FDCA, but there are no small business waivers for product or establishment fees. Waivers may also be possible for one or more fees, upon written request, when a waiver or reduction is necessary to protect the public health, the user fees would present a significant barrier to innovation, or the fees are anticipated to exceed the present or future costs incurred by FDA. The Company is not at the stage of development with its products where it is subject to these fees, but they are significant expenditures that may be incurred in the future and must be paid at the time of application submissions to FDA.

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

Product and Corporate Developments during Fiscal 2019

The Company continued to pursue its strategy of focusing resources on clinical programs, being those most likely to provide a return to shareholders.

In October 2018, the Company raised $3.8 million (net of costs) from a share placement to industry investors, as well as a Share Purchase Plan to qualifying shareholders. The Company also realized $2.4 million from the sale of shares held in another listed entity, which were obtained in the prior fiscal year as a result of an intellectual property dispute. Together these two sources of funds substantially funded the operations of the Company for fiscal 2019.

As well as our two ongoing clinical trials, the Company’s assets are now also involved in a further four clinical trials, all being conducted by world renowned research organization and principally funded by parties other than Kazia, giving us multiple opportunities to realise value from our drugs.

The Company has continued to make all efforts to improve operating efficiency and to reduce G&A costs. The full year effects of previous streamlining efforts were fully realized during the year, and a 41% reduction in cash used in operating activities over a two-year period (fiscal 2017 to fiscal 2019), while still spending some 63% of these operating outflows on our clinical programs.

C. Organizational structure

Kazia Therapeutics Limited is incorporated in Australia and has the following wholly-owned subsidiaries:

Name	Country of incorporation

Kazia Laboratories Pty Ltd	Australia
Kazia Research Pty Ltd	Australia
Kazia Therapeutics Inc.	United States (Delaware)
Glioblast Pty Ltd	Australia

D. Property, plant and equipment

During fiscal 2019, the Company continued to work out of a serviced office in the Sydney, which is subject to a renewable one-year workspace license agreement.

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

The following tables provide a summary of revenues and income for the past three fiscal years:

	For the fiscal year ended June 30,
	2019	2018	2017
	A$’000	A$’000	A$’000
Revenue	—	119	249
Finance income	100	—	—
Other income:
Net foreign exchange gain	—	224	—
Payroll tax rebate	—	—	7
Reimbursement of expenses	25	8	17
Gain on legal settlement	—	8,411	—
Research and development rebate	1,431	2,200	8,409
Subsidies and grants	9	685	130
Gain on Revaluation of Contingent Consideration	—	1,461

Total revenue and other income	1,565	13,108	8,812

Fiscal 2019 compared to fiscal 2018

Finance income and other income

The Company earns interest income derived from interest bearing bank account, which is directly linked with the amounts held on deposit. The amount of finance income earned decreased from marginally as a result of decreased cash balances.

Research and development rebate decreased from A$2.2 million in fiscal 2018 to A$1.4 million in fiscal 2019. The key factor influencing this reduction was the reduced level of R&D expenditure incurred in Australia during fiscal 2019 because the majority of the R&D expenditure on the GDC-0084 trials is expended in the United States and is therefore not eligible for the rebate.

During fiscal 2018, we recognized a gain of A$8.4 million as a result of a settlement reached with Noxopharm – there was no equivalent gain recognized in fiscal 2019.

The Company also made a gain on revaluation of contingent consideration of A$1.5 million in relation to the acquisition of Glioblast Pty Limited in fiscal 2018. In fiscal 2019 there was a small loss on revaluation of the contingent consideration, which was reflected in the Company’s expenses for the year.

Expenses

Research and development expenses fell from A$9.8 million in fiscal 2018 to A$6.5 million in fiscal 2019 (34%) as a result of the Company’s approach of focusing our cash resources on the two main clinical programs. Early stage discovery assets were out-licensed part way through fiscal 2018 and staff numbers reduced accordingly. The full impact of this change has been experienced during fiscal 2019.

General and administrative costs reduced from A$5.6 million in fiscal 2018 to A$3.8 million in fiscal 2019 (33%) as a result of the Company’s focus on cost reduction and streamlining the business during fiscal 2018 – the full year effects are now being experienced.

Net loss

The Company’s loss after income tax increased from A$6.0 million in fiscal 2018 to A$10.3 million in fiscal 2019. The change was mainly as a result of some unusual items of other income during the 2018 fiscal year as described above, including a gain on legal settlement and a gain on revaluation of contingent consideration, offset by a reduction in R&D expenditure and G&A expenditure during fiscal 2019.

Fiscal 2018 compared to fiscal 2017

This analysis can be found in Item 5 of the Company’s annual report on Form 20-F for fiscal 2018.

B. Liquidity and capital resources

We have incurred cumulative losses and negative cash flows from operations since our inception and, as of June 30, 2019, we had accumulated losses of A$24.9 million. We anticipate that we will continue to incur losses for at least the next several years. We expect that our research and development expenditure will continue to increase and, as a result, we will need additional capital to fund our operations, which we may raise through a combination of equity offerings, other third-party funding, and other collaborations, strategic alliances and licensing arrangements.

We had no borrowings in fiscal 2019 and do not currently have a credit facility.

As of June 30, 2019, we had cash and cash equivalents of A$5.4 million. Cash in excess of immediate requirements is invested in accordance with our investment policy, primarily with a view to liquidity and capital preservation. Currently, our cash and cash equivalents are held in bank accounts. Our short-term investments consist of term deposits with maturity within 90 days. At June 30, 2019, term deposits amounting to A$4.6 million had a weighted average interest rate of 1.88%.

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

Cash flows

The following table set forth the sources and uses of cash for the past three fiscal years:

(in A$ thousands)	2019	2018	2017
Net cash used in operating activities	(6,714)	(8,661)	(11,435)
Net cash from/(used in) investing activities	2,359	150	(7,117)
Net cash from/(used in) financing activities	3,815	—	(18)

Operating activities. Net cash used in operating activities for the three fiscal years primarily represents net outflows for the cost of the R&D programs and the general and administrative costs of running the business. This amount has been reduced over the three years by virtue of a focus on preserving funds for use in clinical research programs.

Investing activities. Net cash used in investing activities in fiscal 2017 represents the purchase of a business and the in-licensing of a clinical stage asset, GDC 0084 during that year. The cash inflow in fiscal 2018 represents the cash portion of a legal settlement while the cash inflow in fiscal 2019 represents funds generated from the sale of shares in a listed entity, which were obtained via the settlement of an IP dispute.

Financing activities. Net cash from financing activities arose as a result of a placement of shares to industry funds as well as a Share Purchase Plan to qualifying existing shareholders. No such activity occurred in fiscal 2017 or 2018.

At June 30, 2019, the Company did not hold any derivative financial instruments for managing its foreign currency; however, the Company may from time to time enter into hedging arrangements where circumstances are deemed appropriate.

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

The Company had no commitments for capital expenditure at the end of fiscal 2019.

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

During fiscal 2019 the Company issued 13,757,052 ordinary shares. The details of these share issues are as follows:

•	In October 2018 the Company issued 8,900,001 shares to industry funds and other investors and raised $3,382,000 before costs.

•	In November 2018, the Company issued 2,820,824 shares in relation to a milestone associated with the acquisition of Glioblast Pty Limited

•	In November 2018 the Company issued 2.036,227 shares to qualifying existing shareholders under the Company’s Share Purchase Plan, raising funds of $773,760 before costs.

Foreign currency fluctuations were not material for the Company in fiscal 2019. See Item 18. “Financial Statements—Note 25 – Financial Instruments” for disclosures about financial risk management including interest rate risk, foreign currency risk and liquidity risk.

Convertible note (Triaxial) carrying value of A$464,000

During the year ended June 30, 2013 the Company issued Convertible Notes with a face value of A$1,500,000 to Triaxial in consideration of the acquisition of patents and intellectual property assets. The terms of these Convertible Notes were amended on December 4, 2014. During fiscal 2017, Kazia reached two milestones that triggered the conversion of a portion of its Convertible Notes. On September 14, 2016 the directors approved the issue of 20,000,000 ordinary shares as a consequence of a conversion of A$500,000 of the Convertible Notes, and on November 1, 2016 a further 16,000,000 ordinary shares were issued as a result of the conversion of a further portion of the Convertible Notes. During fiscal 2018, one of the noteholders waived his rights to the remaining tranche of convertible notes, resulting in the reduction of the convertible note carrying value by a further A$136,000. As of June 30, 2019, the Convertible Notes carrying value amounts to A$464,000.

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

In fiscal 2019, 2018 and 2017, we spent, respectively, a total of A$6.5 million, A$9.8 million and A$11.1 million on company-sponsored research and development activities. We plan to increase our research and development expenses for the foreseeable future as we continue the development of product candidates and explore further potential applications of our technology.

D. Trend Information

Subject to the risk factors discussed in Item 3D, we have a reasonable expectation that during fiscal 2020:

•	Results will be reported from the phase I clinical trial of Cantrixil (TRX-E-002-1);

•	Results will be reported from the phase II clinical trial of GDC-0084 in glioblastoma;

•	Initial data will be reported from the phase I clinical trial of GDC-0084 in DIPG at St Jude; and

•	Initial data will be reported from the phase II clinical trial of GDC-0084 in BCBM at Dana-Farber.

In parallel, the Company continues to actively explore licensing and partnering opportunities with other companies that have the potential to effect further refinements in the scope of the Company’s business.

E. Off-balance sheet arrangements

The Company does not have any off-balance sheet arrangements.

F. Tabular disclosure of contractual obligations

The Company does not have any contractual obligations for future periods as at June 30, 2019.

Item 6.	Directors, Senior Management and Employees

A. Directors and Senior Management

The names and details of the Company’s Directors and senior management at the date of this report are as follows:

Iain Ross	Chairman, Non-Executive Director
Bryce Carmine	Non-Executive Director
Steven Coffey	Non-Executive Director
James Garner	Managing Director, Chief Executive Officer
Kate Hill	Company Secretary
Gabrielle Heaton	Director of Finance and Administration

Directors were in office for the entire period unless otherwise stated.

Names, titles, experience and expertise

Name:	Iain Ross
Title:	Chairman, Non-Executive Director
Experience and expertise:	Iain, based in the UK, is an experienced Director and has served on a number of Australian company boards. He is Chairman of e-Therapeutics plc (LSE:ETX), Redx Pharma plc (LSE:REDX), Silence Therapeutics plc (LON:SLN) and Biomer Technology Limited. In his career he has held senior positions in Sandoz AG, Fisons Plc, Hoffmann-La Roche AG and Celltech Group Plc and also undertaken a number of start-ups and turnarounds on behalf of banks and private equity groups. His track record includes multiple financing transactions having raised in excess of £300 million, both publicly and privately, as well as extensive experience of divestments and strategic restructurings and has over 20 years in cross-border management as a Chairman and CEO. He has led and participated in six Initial Public Offerings, (4 LSE, 1 ASX, 1 NASDAQ) and has direct experience of mergers and acquisitions transactions in Europe, USA and the Pacific Rim.
Other current directorships:	e-Therapeutics plc (LSE: ETX), Redx Pharma plc (LSE:REDX), Silence Therapeutics plc (LON:SLN)
Special responsibilities:	Member of Remuneration and Nomination Committee, Member of the Audit, Risk and Governance Committee.

Name:	Bryce Carmine
Title:	Non-Executive Director
Experience and expertise:	Bryce spent 36 years working for Eli Lilly & Co. and retired as Executive Vice President for Eli Lilly & Co, and President, Lilly Bio-Medicines. Prior to this he led the Global Pharmaceutical Sales and Marketing and was a member of the Company’s Executive Committee. Bryce previously held a series of product development portfolio leadership roles culminating when he was named President, Global Pharmaceutical Product Development, with responsibility for the entire late-phase pipeline development across all therapeutic areas for Eli Lilly. During his career with Lilly, Bryce held several country leadership positions including President Eli Lilly Japan, Managing Dir. Australia/NZ & General Manager of a JV for Lilly in Seoul, Korea. Bryce is currently Chairman and CEO of HaemaLogiX Pty Ltd, a Sydney based privately owned biotech.
Other current directorships:	None
Special responsibilities:	Chair of Remuneration and Nomination Committee, member of Audit, Risk and Governance Committee.

Name:	Steven Coffey
Title:	Non-Executive Director
Experience and expertise:	Steven is a Chartered Accountant and registered company auditor and has over 35 years’ experience in the accounting and finance industry. He has been a partner in the chartered accounting firm Watkins Coffey Martin since 1993. He has previously served on the board of an ASX listed public company and sits on the board of a number of large private family companies. He audits a number of large private companies as well as a number of not-for-profit entities.
Other current directorships:	None
Special responsibilities:	Chair of Audit, Risk and Governance Committee, member of Remuneration and Nomination Committee.

Name:	Dr. James Garner
Title:	Managing Director and Chief Executive Officer
Experience and expertise:	Dr Garner is an experienced life sciences executive who has previously worked with companies ranging from small biotechs to multinational pharmaceutical companies such as Biogen and Takeda. His career has focused on regional and global development of new medicines from preclinical to commercialisation.
Dr Garner is a physician by training and holds an MBA from the University of Queensland. He began his career in hospital medicine and worked for a number of years as a corporate strategy consultant with Bain & Company before entering the pharmaceutical industry. Prior to joining Kazia in 2016, he led R&D strategy for Sanofi in Asia-Pacific and was based in Singapore.
Other current directorships:	None
Special responsibilities:	None

Name:	Kate Hill
Title:	Company Secretary
Experience and expertise:	Kate has over 20 years’ experience as an audit partner with Deloitte Touche Tohmatsu, working with ASX listed and privately-owned clients. She has worked extensively in regulated environments including assisting with Initial Public Offerings, capital raising and general compliance, as well as operating in an audit environment. She is a Non-Executive Director of CountPlus Limited (ASX:CUP) and Elmo Software Limited (ASX:ELO) as well as Chair of the Audit and Risk Committee for both of these companies. She is also Chair of Seeing Machines Limited (AIM:SEE). Kate is a member of the Institute of Chartered Accountants in Australia and New Zealand, and a graduate of the Australian Institute of Company Directors.

Name:	Gabrielle Heaton
Title:	Director of Finance and Administration
Experience and expertise:	Gabrielle Heaton has over 30 years of commercial experience in media, property services and healthcare for multinational, ASX listed and overseas companies. She has held a number of senior Finance positions including CFO, Quality Auditor and been responsible for Human Resources and IT. Gabrielle has a Bachelor of Business from the University of Technology and is a member of CPA Australia.

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

•	Dr Karen Ferrante – former Chief Medical Officer at Millennium Pharmaceuticals and former Head of Oncology Development at Pfizer Inc. (NYSE: PFE).

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

Non-Executive Directors remuneration

The Constitution of the consolidated entity and the ASX listing rules specify that the aggregate remuneration of Non-Executive Directors shall be determined from time to time by General Meeting. The last determination for the consolidated entity was at the Annual General Meeting held on 28 October 2005 when the shareholders approved an aggregate remuneration of $560,000.

Non-Executive Directors’ fees are reviewed periodically by the Board and are regularly compared with those of companies of comparable market capitalisation and stage of development. The Chairman’s fees are determined independently to the fees of other non-executive Directors based on comparative roles in the external market. The Non-Executive Directors fee structure is a fixed fee model and includes superannuation. Director’s fees for the current financial year have been held at the same level as in the prior financial year.

Executive Directors and other Key Management Personnel (KMP)

The Board and the Remuneration and Nomination Committee, in consultation with the Managing Director, have put in place a remuneration structure which provides incentive for employees to drive the activities of the company forward. These arrangements are reviewed annually at the end of the calendar year.

The Board determines an appropriate level of fixed remuneration for the CEO and Group Executives, as well as the proportion of performance-based remuneration.

The executive remuneration and reward framework has three components:

•	fixed remuneration

•	short-term performance incentives - cash bonus

•	share-based payments - award of options through the ESOP

Fixed remuneration is reviewed annually by the Remuneration and Nomination Committee based on individual performance, the overall performance of the consolidated entity and comparable market remunerations. The Remuneration and Nomination Committee approved increases in fixed remuneration during the financial year ended 30 June 2019.

The short-term incentives program is designed to align the targets of the consolidated entity with the performance hurdles of executives. Short-term incentive payments are granted to executives based on specific annual performance objectives, metrics and performance appraisals. Annual performance reviews are conducted at the end of each calendar year and bonuses are paid shortly after the performance reviews are completed. Annual performance objectives cover matters such as progress in clinical trials, and management of the Company’s financial resources.

The Board or the Remuneration and Nomination Committee may, at its discretion, award bonuses for exceptional performance.

The Remuneration and Nomination Committee approved the payment of cash bonuses to the CEO and employees in respect of the financial year ended 30 June 2019.

The long-term incentive comprises equity-based payments. The consolidated entity aims to attract and retain high calibre executives, and align their interests with those of the shareholders, by granting equity-based payments based on tenure. The share-options issued to executives are governed by the ESOP.

Employee share option plan

The Employee Share Option Plan (‘ESOP’) was approved by shareholders on 4 March 2015 and re-approved by shareholders on 15 November 2017.

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

The consolidated entity issued 250,000 share options under the ESOP during the financial year that ended 30 June 2019.

Any change to the ESOP will require approval by shareholders.

Use of remuneration consultants

During the financial year ended 30 June 2019, the consolidated entity did not engage remuneration consultants.

Details of remuneration

Amounts of remuneration

Details of the remuneration of key management personnel of the consolidated entity are set out in the following tables.

The KMP of the consolidated entity consisted of the following directors of Kazia Therapeutics Limited:

•	Iain Ross - Non-Executive Director, Chairman

•	Bryce Carmine - Non-Executive Director

•	Steven Coffey - Non-Executive Director

•	Dr James Garner - Managing Director, CEO

And the following persons:

•	Gabrielle Heaton - Director of Finance and Administration

•	Kate Hill - Company Secretary

	Short-term benefits		Short-term benefits	Post- employment benefits	Share-based payments
			Movements in accrued leave
	Cash salary	Cash	Non-	Super-	Equity-
	and fees	Bonus	monetary	annuation	settled options	Total
2019	A$	A$	A$	A$	A$	A$
Non-Executive Directors:
I Ross*	130,270	—	—	—	—	130,270
B Carmine	75,000	—	—	7,125	—	82,125
S Coffey	75,000	—	—	7,125	—	82,125

Executive Directors:
J Garner	445,500	90,000	16,562	50,873	88,150	691,085

Other Key Management Personnel:
G Heaton	180,000	20,400	2,666	19,038	15,280	237,384
K Hill	125,000	15,000	—	—	21,580	161,580

	1,030,770	125,400	19,228	84,161	125,010	1,384,569

*	Salary paid in UK pounds, but disclosed in Australian dollars using a conversion rate of 0.5527

The cash bonuses were granted by the Remuneration Committee at a meeting held on 3 December 2018. The amounts were determined on a discretionary basis by the Remuneration Committee after assessing the corporate achievements for the 2018 calendar year.

Service agreements

Under Remuneration and Nomination Committee policy, employment contracts are entered into with each of the executives who is considered to be KMP. Under the terms of the contracts, remuneration is reviewed at least annually. The employment contracts of KMPs include a termination clause whereby a party can terminate the agreement on notice. Such notice may vary between 4 weeks and 6 months. Under the terms of each contract, payment in lieu can be made by the consolidated entity to substitute the notice period. The consolidated entity may terminate the contracts at any time without cause if serious misconduct has occurred. In the event that employment is terminated for cause, no severance pay or other benefits are payable by the consolidated entity.

Remuneration and other terms of employment for key management personnel are formalised in service agreements. Details of these agreements are as follows:

Name: Title: Agreement commenced: Term of agreement: Details:

James Garner

Chief Executive Officer, Managing Director

1 February 2016

Full-time employment

Base salary to be reviewed annually by the Remuneration and Nomination Committee. James’s appointment with the consolidated entity may be terminated with the consolidated entity giving 6 months’ notice or by James giving 6 months’ notice. The consolidated entity may elect to pay James equal amount to that proportion of his salary equivalent 6 months’ pay in lieu of notice, together with any outstanding entitlements due to him.

The current base salary, as from 1 January 2019, is $458,000 including an allowance for health benefits.

Name: Title: Agreement commenced: Term of agreement: Details:

Gabrielle Heaton

Director of Finance and Administration

13 March 2017

Full time employment

Base salary to be reviewed annually by the Remuneration and Nomination Committee. Gabrielle’s appointment with the consolidated entity may be terminated with the consolidated entity giving 4 weeks’ notice or by Gabrielle giving 4 weeks’ notice. The consolidated entity may elect to pay Gabrielle equal amount to that proportion of her salary equivalent 4 weeks’ pay in lieu of notice, together with any outstanding entitlements due to her.

The current base salary, from 1 January 2019, is $190,000.

Name: Title: Agreement commenced: Term of agreement: Details:

Kate Hill

Company Secretary

9 September 2016

Part-time contractor

Base remuneration is based on time worked. Daily rate to be reviewed annually by the Remuneration and Nomination Committee, with an uplift of 10% on the daily rate applied from 1 January 2019. The contract is open ended. Kate’s appointment with the consolidated entity may be terminated with the consolidated entity giving 60 days’ notice or by Kate giving 60 days’ notice.

Key management personnel have no entitlement to termination payments in the event of removal for misconduct.

Share-based compensation

Issue of shares

The terms and conditions of each grant of options over ordinary shares granted as remuneration to Directors or other Key Management Personnel in this financial year or future financial years are set out below. The options issued on 4 January 2019 were to Kate Hill (50,000 options, with a fair value at grant date of $7,000) and Gabrielle Heaton (50,000 options, with a fair value at grant date of $7,000). Service conditions are that any unvested options are forfeit on cessation of employment. There are no performance conditions, consistent with the Company’s Employee Share Option Plan rules, as reapproved by shareholders on 15 November 2017.

Grant date	No of options	Vesting date	Exercise date	Expiry date	Exercise price A$	Fair value per option at grant date
4-Jan-19	25,000	4-Jul-19	4-Jul-19	4-Jan-24	$0.49	$0.14
4-Jan-19	25,000	4-Jan-20	4-Jan-20	4-Jan-24	$0.49	$0.14
4-Jan-19	25,000	4-Jul-20	4-Jul-20	4-Jan-24	$0.49	$0.14
4-Jan-19	25,000	4-Jan-21	4-Jan-21	4-Jan-24	$0.49	$0.14

Options granted carry no dividend or voting rights. Each option is convertible to one ordinary share upon exercise. The number and exercise price of options was adjusted during the year ended 30 June 2018 as a result of the share consolidation whereby ten of the former ordinary shares of the Company were exchanged for one new ordinary share. No options were exercised or lapsed during the year.

Pension benefits

The Company paid A$84,161 during fiscal 2019 for employee superannuation benefits and pension benefits related to KMPs.

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

The appointment and expiration dates of each director in office at the date of this report is as follows:

Name	Position	Year First Appointed	Current term expires

Bryce Carmine	Non-executive Director	2015	Nov-20

Iain Ross	Non-executive Director, Chairman	2014	Nov-21

Steven Coffey	Non-executive Director	2012	Nov-19

James Garner	Managing director, CEO	2016	N/A*

*	The managing director is exempt from standing for re-election under the constitution and Australian corporate law.

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

Board of Directors

The Board of Kazia Limited is elected by and accountable to shareholders. The Board monitors and directs the business and is responsible for the corporate governance of the Company. As at June 30, 2019, the Board comprised of four directors, three of whom were non-executive directors.

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

D. Employees

As of the end of each of the last three fiscal years, the Company employed the following number of people - FTEs:

Category of Activity	2019	2018	2017
Research and Development	3.6	3.6	10
Finance and Administration	1.7	1.7	6

Total	5.3	5.3	16

Geographic Location	2019	2018	2017
Australia	5.3	5.3	15
United States	0	0	1

Total	5.3	5.3	16

E. Share Ownership

Directors’ and KMP interests in the shares and options of the Company for fiscal 2019:

Shareholding

The number of shares in the Company held during fiscal 2019 by each Director and other members of Key Management Personnel of the Company, including their personally related parties, is set out below:

	Balance at start of year	Received as part of rem	Additions	Disposals	Balance at end of year
Ordinary shares
B Carmine*	91,819	—	39,474	—	131,293
S Coffey*	142,000	—	39,474	—	181,474
J Garner*	50,000	—	60,000	—	110,000
I Ross*	220,000	—	255,001	—	475,001
K Hill*	30,000	—	—	—	30,000

Total	533,819	—	393,949	—	927,768

*	Each Director and Key Management Personnel owns less than 1% of shareholding.

Option holding

The number of options over ordinary shares in the Company held during fiscal 2019 by each Director and other members of Key Management Personnel of the Company, including their personally related parties, is set out below:

	Balance at start of year	Granted	Expired/ forfeit	Balance at end of year
Options
S Coffey	5,875	—	—	5,875
J Garner	750,000	—	—	750,000
G Heaton	142,000	50,000	—	192,000
K Hill	220,000	50,000	—	270,000

	1,117,875	100,000		1,217,875

The granted options were issued as part of remuneration and under the Employee Share Option Plan. Unvested options are forfeited upon cessation of employment with the Company.

Share-based compensation

There were no shares issued to Directors or other KMP as part of compensation during fiscal 2019.

Item 7.	Major Shareholders and Related Party Transactions

A. Major shareholders

As of October 3, 2019

Hishenk Pty Limited (“Hishenk”) and associated parties beneficially owned 11.38 million or 18.3% of the total outstanding ordinary shares on issue. Hishenk and associated parties progressively increased their ownership up from 13.81% on October 8, 2018.

Platinum International Healthcare Fund (“Platinum”) beneficially owned 6.58 million or 11% of the total outstanding ordinary shares on issue. Platinum acquired these shares when they subscribed to a private placement in the Company’s shares in October 2018.

At October 3, 2019 there were 1,710,890 of the Company’s ADSs outstanding, representing 17,108,908 ordinary shares (or 27.5% of the then outstanding ordinary shares). At October 3, 2019 there were 52 registered holders of the Company’s ADSs. On that same date, 100 ordinary shares were held by US holders.

There have been no other significant shareholders in the last three fiscal years. All shareholders have the same voting rights.

B. Related party transactions

During fiscal 2019, we did not enter into any transactions or loans with any: (i) enterprises that directly or indirectly, through one or more intermediaries, control, are controlled by or are under common control with us; (ii) associates; (iii) individuals owning, directly or indirectly, an interest in our voting power that gives them significant influence over us, and close members of any such individual’s family; (iv) executive officers and close members of such individuals’ families; or (v) enterprises in which a substantial interest in our voting power is owned, directly or indirectly, by any person described in (iii) or (iv) or over which such person is able to exercise significant influence.

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

Legal proceedings

The consolidated entity is continuing to prosecute its Intellectual Property (‘IP’) rights against an Austrian company, APOtrend. At 30 June 2019 the Austrian Supreme Court has rendered a final decision on the patent infringement. As a result, Kazia is entitled to make a claim against APOtrend in relation to two of the three products which were the subject of the claim, while for the third product, Kazia’s claim was denied. In respect of this third product, APOtrend is entitled to claim compensation for damages caused by a preliminary injunction. At the date of this report, no claim has been made by either party. Kazia is entitled to access APOtrend’s books to calculate a license fee/other payment claims against APOtrend. Kazia is currently trying to enforce this right in court. The consolidated entity has provided a guarantee to the value of €250,000 ($387,657) with the court to provide a security for potential damage claims raised by APOtrend (which is not limited to this amount, however). As at 30 June 2019, the receivable balance continues to be fully impaired on the basis that it is unlikely to be recovered.

Dividends

There were no dividends paid, recommended or declared during fiscal years 2019, 2018 or 2017.

B. Significant Changes

No significant change has occurred since the date of the annual financial statements included in this Annual Report on Form 20-F.

Item 9.	The Offer and Listing

A. Offer and listing details

See Item 9C for more information.

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

Interested Directors

Subject to the Corporations Act and the ASX Listing Rules, neither a director nor that director’s alternate may vote in respect of any contract or arrangement in which the director has, directly or indirectly, any material interest according to our Constitution. However, that director may execute or otherwise act in respect of that contract or arrangement notwithstanding any material personal interest. Unless a relevant exception applies, the Corporations Act requires our directors to provide disclosure of any material personal interest, and prohibits directors from voting on matters in which they have a material personal interest or being present while such matter is being considered at the board meeting. In addition, the Corporations Act and the ASX Listing Rules require shareholder approval of any provision of related party benefits to our directors.

Directors compensation

Our directors are paid remuneration for their services as directors (but excluding any remuneration payable to a director under any executive services contract with us or one of our related bodies corporate) which is determined in a general meeting of shareholders. The aggregate, fixed sum for directors’ remuneration is to be divided among the directors in such proportion as the directors themselves agree and in accordance with our Constitution. The fixed sum remuneration for directors may not be increased except at a general meeting of shareholders and the particulars of the proposed increase are required to have been provided to shareholders in the notice convening the meeting. In addition, executive directors may be paid remuneration as determined by the directors from time to time and, subject to the ASX Listing Rules, including as a salary, commission or participation in profits and/or by the issue of shares, options to acquire shares or performance rights or other incentives (or a combination of any of these methods of remuneration).

Fees payable to our non-executive directors must be by way of a fixed sum and not by way of a commission on or a percentage of profits or operating revenue. Remuneration paid to our executive directors must also not include a commission or percentage of operating revenue.

Pursuant to our Constitution, if, at our board’s request, any director performs extra services or makes special exertions, Kazia may remunerate that director by paying for those services and exertions.

In addition to other remuneration provided in our Constitution, all of our directors are entitled to be paid by us for all other travelling, accommodation and other expenses incurred by the directors in attending and returning from general meetings, board meetings, committee meetings or otherwise in connection with our business.

Borrowing powers exercisable by Directors

Pursuant to our Constitution, the management and control of our business affairs are vested in our board of directors. Our board of directors has the power to raise or borrow money or obtain other financial accommodation for Company purposes, and may grant security for the repayment of that sum or sums or the payment, performance or fulfilment of any debts, liabilities, contracts or obligations incurred or undertaken by the Company in any manner and on any terms and conditions as our board thinks fit.

Retirement of Directors

Pursuant to our Constitution and the ASX Listing Rules, at least one director, other than the Managing Director, must retire from office at every annual general meeting unless there has been an election of directors earlier that year. A director, other than the director who is the Managing Director, must retire from office at the conclusion of three years or following the third annual general meeting after which the director was elected, whichever is longer. If no director is required to retire at an annual general meeting, then the director to retire will be the director who has been longest in office since last being elected. Retired directors are eligible for a re-election to the board of directors unless disqualified from acting as a director under the Corporations Act or our Constitution.

Rights and restrictions on classes of shares

The rights attaching to our ordinary shares are detailed in our Constitution. Our Constitution provides that our directors may issue shares with any preferential, deferred or special rights, privileges or conditions or with any restriction (whether in relation to dividends, voting, return of share capital or otherwise) as our board of directors may determine. Subject to any approval which is required from our shareholders under the Corporations Act and the ASX Listing Rules, we may issue further shares on such terms and conditions as our board of directors resolves.

Dividend rights

Our board of directors may from time to time determine to pay and declare dividends to shareholders. All dividends unclaimed for one year after having been declared may be invested or otherwise made use of by our board of directors for our benefit until claimed or otherwise disposed of in accordance with our Constitution.

Voting rights

Under our Constitution, and subject to any voting exclusions imposed under the ASX Listing Rules (which typically exclude parties from voting on resolutions in which they have an interest), the rights and restrictions attaching to a class of shares, each shareholder has one vote on a show of hands at a meeting of the shareholders unless a poll is demanded under the Constitution or the Corporations Act. On a poll vote, each shareholder shall have one vote for each fully paid share and a fractional vote for each share held by that shareholder that is not fully paid, such fraction being equivalent to the proportion of the amount that has been paid to such date on that share. Shareholders may vote in person or by proxy, attorney or representative. Under Australian law, shareholders of a public company are generally not permitted to approve corporate matters by written consent. Our Constitution does not provide for cumulative voting. Note that ADS holders may not directly vote at a meeting of the shareholders but may instruct the depositary to vote the number of deposited ordinary shares their ADSs represent.

Right to share in our profits

Pursuant to our Constitution, our shareholders are entitled to participate in our profits only by payment of dividends. Our board of directors may from time to time determine to pay dividends to the shareholders; however, no dividend is payable except in accordance with the thresholds set out in the Corporations Act.

Rights to share in the surplus in the event of winding up

Our Constitution provides for the right of shareholders to participate in a surplus in the event of our winding up, subject to the rights attaching to a class of shares, the Constitution, the Corporations Act and the ASX Listing Rules.

No redemption provision for ordinary shares

There are no redemption provisions in our Constitution in relation to ordinary shares. Under our Constitution, any preference shares may be issued on the terms that they are, or may at the option of Kazia or the holder be, liable to be redeemed or converted into ordinary shares.

Variation or cancellation of share rights

Subject to the Corporations Act, the ASX Listing Rules and the terms of issue of shares of that class, the rights attached to shares in a class of shares may only be varied or cancelled by either:

•	a special resolution passed at a meeting of members holding shares in that class; or

•	the written consent of members with at least 75% of the shares in that class.

Directors may make calls

Our Constitution provides that our directors may make calls on a shareholder for all monies unpaid on shares held by that shareholder, other than monies payable at fixed times under the conditions of allotment.

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

Foreign Ownership Regulation

Our Constitution does not impose specific limitations on the rights of non-residents to own securities. However, acquisitions and proposed acquisitions of securities in Australian companies may be subject to review and approval by the Australian Federal Treasurer under the Foreign Acquisitions and Takeovers Act 1975 (Cth) (the “Foreign Takeovers Act”), which generally applies to acquisitions or proposed acquisitions:

•

by a foreign person (as defined in the Foreign Takeovers Act) or associated foreign persons that would result in such persons having an interest in 20% or more of the issued shares of, or control of 20% or more of the voting power in, an Australian company; and

•

by non-associated foreign persons that would result in such foreign persons having an aggregate interest in 40% or more of the issued shares of, or control of 40% or more of the voting power in, an Australian company, where the Australian company is valued above the monetary threshold prescribed by Foreign Takeovers Act.

However, in general terms, no such review or approval under the Foreign Takeovers Act is required if the foreign acquirer is a U.S. entity or an entity from certain other countries and the value of the target is less than A$1,154 million, unless the company operates in certain sensitive industries. Exemptions do not apply to investments by foreign governments and their associated entities.

The Australian Federal Treasurer may prevent a proposed acquisition in the above categories or impose conditions on such acquisition if the Treasurer is satisfied that the acquisition would be contrary to the national interest. If a foreign person acquires shares or an interest in shares in an Australian company in contravention of the Foreign Takeovers Act, the Australian Federal Treasurer may make a range of orders including an order the divestiture of such person’s shares or interest in shares in that Australian company.

Ownership Threshold

There are no specific provisions in our Constitution that require a shareholder to disclose ownership above a certain threshold. The Corporations Act, however, requires a shareholder to notify us and the ASX once it, together with its associates, acquires a 5% interest in our ordinary shares, at which point the shareholder will be considered to be a “substantial” shareholder. Further, once a shareholder owns (alone or together with associates) a 5% interest in us, such shareholder must notify us and the ASX of any increase or decrease of 1% or more in its holding of our ordinary shares, and must also notify us and the ASX on its ceasing to be a “substantial” shareholder. As we are also a U.S. public company, our shareholders are also subject to disclosure requirements under U.S. securities laws.

Issues of Shares and Change in Capital

Subject to our Constitution, the Corporations Act, the ASX Listing Rules and any other applicable law, we may at any time issue shares and give any person a call or option over any shares on any terms, with preferential, deferred or special rights, privileges or conditions or with any restrictions and for the consideration and other terms that the directors determine.

Subject to the requirements of our Constitution, the Corporations Act, the ASX Listing Rules and any other applicable law, including relevant shareholder approvals, we may consolidate or divide our share capital into a larger or smaller number by resolution, reduce our share capital in any manner (provided that the reduction is fair and reasonable to our shareholders as a whole, does not materially prejudice our ability to pay creditors and obtains the necessary shareholder approval) or buy back our ordinary shares whether under an equal access buy-back or on a selective basis.

Change of Control

Takeovers of listed Australian public companies, such as Kazia, are regulated by the Corporations Act, which prohibits the acquisition of a “relevant interest” in issued voting shares in a listed company if the acquisition will lead to that person’s or someone else’s “voting power” (being the person’s relevant interests plus those of its associates) in Kazia’s issued shares increasing from 20% or below to more than 20% or increasing from a starting point that is above 20% and below 90% (“Takeovers Prohibition”), subject to a range of exceptions.

Generally, a person will have a relevant interest in securities if the person:

•	is the holder of the securities or the holder of an ADS over the shares;

•	has power to exercise, or control the exercise of, a right to vote attached to the securities; or

•	has the power to dispose of, or control the exercise of a power to dispose of, the securities, including any indirect or direct power or control.

If, at a particular time:

•	a person has a relevant interest in issued securities; and

•	the person has:

•	entered or enters into an agreement with another person with respect to the securities;

•

given or gives another person an enforceable right, or has been or is given an enforceable right by another person, in relation to the securities (whether the right is enforceable presently or in the future and whether or not on the fulfillment of a condition); or

•	granted or grants an option to, or has been or is granted an option by, another person with respect to the securities; and

•	the other person would have a relevant interest in the securities if the agreement were performed, the right enforced or the option exercised,

Then the other person is taken to already have a relevant interest in the securities.

There are a number of exceptions to the Takeovers Prohibition on acquiring a relevant interest in issued voting shares above 20%. In general terms, some of the more significant exceptions include:

•	when the acquisition results from the acceptance of an offer under a formal takeover bid;

•

when the acquisition is conducted on market by or on behalf of the bidder during the bid period for a full takeover bid that is unconditional or only conditional on certain ‘prescribed’ matters set out in the Corporations Act,

•	when the acquisition has been previously approved by shareholders of Kazia by resolution passed at general meeting;

•

an acquisition by a person if, throughout the six months before the acquisition, that person or any other person has had voting power in Kazia of at least 19% and, as a result of the acquisition, none of the relevant persons would have voting power in Kazia more than three percentage points higher than they had six months before the acquisition;

•	when the acquisition results from the issue of securities under a pro rata rights issue;

•	when the acquisition results from the issue of securities under a dividend reinvestment scheme or bonus share plan;

•	when the acquisition results from the issue of securities under certain underwriting arrangements;

•	when the acquisition results from the issue of securities through a will or through operation of law;

•	an acquisition that arises through the acquisition of a relevant interest in another listed company which is listed on a prescribed financial market or a foreign market approved by ASIC;

•	an acquisition arising from an auction of forfeited shares conducted on-market; or

•	an acquisition arising through a compromise, arrangement, liquidation or buy-back.

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

D. Exchange controls

Australia has largely abolished exchange controls on investment transactions. The Australian dollar is freely convertible into U.S. dollars. In addition, (other than as specified under “taxation” below and certain restrictions imposed under Australian law in relation to dealings with the assets of and transactions with, designated countries, entities and persons specified by the Australian Government Department of Foreign Affairs and Trade from time to time, including, persons connected with terrorism) there are currently no specific rules or limitations regarding the export from Australia of profits, dividends, capital, or similar funds belonging to foreign investors, except that certain payments to non-residents must be reported to the Australian Transaction Reports and Analysis Centre, which monitors such transactions.

Under Australian law, foreign persons require the approval from the Australian Treasurer to acquire more than a limited percentage of the interests in an Australian company. These limitations are set forth in the Australian Foreign Acquisitions and Takeovers Act 1975 (Cth) (the “Foreign Takeovers Act”).

Under the Foreign Takeovers Act, in general terms, the approval of the Australian Treasurer is required for any foreign person (either alone or together with any one or more of its associates) to acquire an interest of 20% or more of the voting power (including potential voting power) or issued shares (including rights to issued shares) (“Substantial Interest”) in an Australian entity, whose total issued securities value or total asset value (whichever is higher) exceed A$266 million. If the person is a U.S. investor, the A$266 million threshold applies only for investments in prescribed sensitive sectors, otherwise a threshold of A$1,154 million rather than A$266 million applies. All direct investment by foreign governments and their related entities regardless of the value of the investment, including proposals to establish new businesses, must be notified to the Australian Treasurer. Where an acquisition is made in breach of these requirements, the Australian Treasurer may make a range of orders including an order requiring the acquirer to dispose of its Substantial Interest within a specified period of time.

In addition, if a foreign person acquires a Substantial Interest in Kazia in circumstances where the above monetary thresholds would be exceeded and as a result the total holdings of all foreign persons and their associates exceeds 40% in aggregate without the approval of the Australian Treasurer, then the Australian Treasurer may make a range of orders including an order requiring the acquirer to dispose of its Substantial Interest within a specified period of time. The same rule applies if the total holdings of all foreign persons and their associates already exceeds 40% and a foreign person (or its associate) acquires any further interests, including in the course of trading in the secondary market of the ADSs.

Under the current Australian foreign investment policy, the Australian Treasurer has the power to make such an order in relation to an acquisition that contravenes the Foreign Takeovers Act where the level of foreign ownership exceeds 40% in the ordinary course of trading, if the Australian Treasurer is satisfied that the acquisition is contrary to the national interest. The Foreign Takeovers Act allows foreign persons to seek prior approval of acquisitions of Kazia interests which could otherwise result in the Australian Treasurer making an order requiring the foreign person to dispose of any Substantial Interest.

If a foreign person holds more than 20% of the interests of Kazia or if the level of aggregate foreign ownership of Kazia exceeds 40% at any time, Kazia would be considered a foreign person under the Foreign Takeovers Act. In such event, Kazia would be required to obtain the approval of the Australian Treasurer for Kazia, together with its associates, to acquire: (i) more than 20% of an Australian company or business with a total issued securities value or total asset value (whichever is higher) totaling over A$266 million; or (ii) any direct or indirect ownership interest in Australian land. However, as mentioned above, in general terms, proposals by U.S. investors for investment in non-sensitive sectors do not require notification to the Australian Treasurer or the Australian Treasurer’s approval unless the value of the target Australian company or business exceeds A$1,154 million.

The percentage of foreign ownership of Kazia would also be included in determining the foreign ownership of any Australian company or business in which it may choose to invest. Kazia has no current plans for any such acquisitions. The Company’s Constitution does not impose specific limitations on a non-resident’s right to hold or vote the Company’s securities.

E. Taxation

U.S. Taxation

This section describes the material U.S. federal income tax consequences to a U.S. holder (as defined below) of owning ordinary shares or ADSs. It applies only to ordinary shares or ADSs that are held as capital assets for tax purposes. This section does not apply to a holder of ordinary shares or ADSs that is a member of a class of holders subject to special rules, including a financial institution, a dealer or trader in securities, a regulated investment company, a real estate investment trust, a grantor trust, a U.S. expatriate, a tax-exempt organization, an insurance company, a person liable for alternative minimum tax, a person who actually or constructively owns 10% or more of the stock of the Company, a person that holds ordinary shares or ADSs as part of a straddle or a hedging or conversion transaction, a person that purchases or sells ordinary shares or ADSs as part of a wash sale for tax purposes, or a person whose functional currency is not the U.S. dollar. Further, this description does not address state, local, non-U.S, or other tax laws, nor does it address the 3.8% U.S. federal Medicare tax on net investment income, the alternative minimum tax or the U.S. federal gift and estate tax consequences of owning and disposing of ordinary shares or ADSs.

For purposes of this description, a “U.S. holder” is a beneficial owner of ordinary shares or ADSs who holds such ordinary shares or ADSs as capital assets within the meaning of the Code and is, for U.S. federal income tax purposes: (i) an individual citizen or resident of the United States; (ii) a corporation created or organised in or under the laws of the United States or any state thereof, including the District of Columbia; (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust that either (a) is subject to the supervision of a court within the United States and has one or more U.S. persons with authority to control all substantial decisions or (b) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

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

Distributions

Subject to the Passive Foreign Investment Company (“PFIC”) rules discussed below, U.S. holders generally will include as dividend income the U.S. dollar value of the gross amount of any distributions of cash or property (without deduction for any withholding tax), other than certain pro rata distributions of ordinary shares, with respect to ordinary shares or ADSs to the extent the distributions are made from our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. A U.S. holder will include the dividend income on the day actually or constructively received (i) by the holder, in the case of ordinary shares, or (ii) by the depositary, in the case of ADSs. We do not intend to maintain calculations of earnings and profits, as determined for U.S. federal income tax purposes. Consequently, any distributions generally will be treated as dividend income.

Dividends paid to a non-corporate U.S. holder on shares or ADSs will generally be taxable at the preferential rates applicable to long-term capital gains provided (a) that certain holding period requirements are satisfied, (b) (i) the U.S.-Australia income tax treaty (“the Treaty”) is a qualified treaty and we are eligible for benefits under the Treaty or (ii) our ordinary shares or ADSs are readily tradable on a U.S. securities market, and (c) provided that we were not, in the taxable year prior to the year in which the dividend was paid, and are not, in the taxable year in which the dividend is paid, a PFIC. The Treaty has been approved for the purposes of the qualified dividend rules and the ADSs are listed on NASDAQ. If the Company is a PFIC, any dividends paid to a noncorporate U.S. holder will not qualify for the preferential tax rates ordinarily applicable to “qualified dividends.” In the case of a corporate U.S. holder, dividends on shares and ADSs are taxed as ordinary income and will not be eligible for the dividends received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations.

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

Passive Foreign Investment Company

A non-U.S. corporation will be a PFIC for U.S. federal income tax purposes for any taxable year if either:

•

75% or more of its gross income for such year is “passive income” which for this purpose generally includes dividends, interest, royalties, rents and gains from commodities and securities transactions and gains from assets that produce passive income; or

•

50% or more of the value of its gross assets (based on an average of the quarterly values of the gross assets) during such year is attributable to assets that produce passive income or are held for the production of passive income.

Passive income does not include rents and royalties derived from the active conduct of a trade or business. If the stock of a non-U.S. corporation is publicly traded for the taxable year, the asset test is applied using the fair market value of the assets for purposes of measuring such corporation’s assets. If we own at least 25% (by value) of the stock of another corporation, we will be treated, for purposes of the PFIC tests, as owning our proportionate share of the other corporation’s assets and receiving our proportionate share of the other corporation’s income for purposes of the PFIC income and asset tests. If the stock of a non-U.S. corporation is publicly-traded for the taxable year, the asset test is applied using the fair market value of the assets for purposes of measuring such corporation’s assets. If we were a PFIC in any year during a U.S. holder’s holding period for our ordinary shares or ADSs, we would ordinarily continue to be treated as a PFIC for each subsequent year during which the U.S. holder owned the ordinary shares or ADSs. Based on the composition of our assets and income, we believe that we should not be treated as a PFIC for U.S. federal income tax purposes with respect to our 2019 taxable year and we do not intend or anticipate becoming a PFIC for any future taxable year. However, the determination of PFIC status is a factual determination that must be made annually at the close of each taxable year and therefore, there can be no certainty as to our status in this regard until the close of the current or any future taxable year. Changes in the nature of our income or assets or a decrease in the trading price of our ordinary shares or ADSs may cause us to be considered a PFIC in the current or any subsequent year. Therefore, there can be no assurance that we or any of our subsidiaries will not be classified as a PFIC until the close of the current taxable year or for any future taxable year.

U.S. Information Reporting and Back-up Withholding

Dividend payments with respect to our ordinary shares or ADSs and proceeds from the sale or other disposition of our ordinary shares or ADSs may be subject to information reporting to the IRS and possible U.S. backup withholding. Back-up withholding will not apply, however, to a U.S. holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from back-up withholding. U.S. holders who are required to establish their exempt status may be required to provide such certification on Internal Revenue Service (“IRS”) Form W-9. U.S. holders should consult their tax advisors regarding the application of the U.S. information reporting and back-up withholding rules.

Back-up withholding is not an additional tax. Amounts withheld as back-up withholding may be credited against a U.S. holder’s U.S. federal income tax liability, and such holder may obtain a refund of any excess amounts withheld under the back-up withholding rules by timely filing the appropriate claim for refund with the IRS and furnishing any required information.

Information With Respect to Foreign Financial Assets

Certain U.S. holders that own “specified foreign financial assets” with an aggregate value in excess of $50,000 are generally required to file an information statement along with their U.S. federal tax returns, currently on IRS Form 8938, with respect to such assets. “Specified foreign financial assets” include any financial accounts held at a non-U.S. financial institution, as well as securities issued by a non-U.S. issuer that are not held in accounts maintained by financial institutions. If a U.S. holder does not include in such holder’s gross income an amount relating to one or more specified foreign financial assets, and the amount such U.S. holder omits is more than $5,000, any tax such U.S. holder owes for the tax year can be assessed at any time within 6 years after the filing of such U.S. holder’s federal tax return. U.S. holders who fail to report the required information could be subject to substantial penalties. U.S. holders are encouraged to consult with their own tax advisors regarding the possible application of the foregoing to our ordinary shares or ADSs in light of their particular circumstances.

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

Non-Australian Shareholders who own a 10% or more interest would be subject to Australian capital gains tax if more than 50% of our assets held directly or indirectly, determined by reference to market value, consists of Australian real property (which includes land and leasehold interests) or Australian mining, quarrying or prospecting rights. The Double Taxation Convention between the United States and Australia is unlikely to limit the amount of this taxable gain. Australian capital gains tax applies to net capital gains of foreign shareholders at the Australian tax rates for non-Australian residents, which start at a marginal rate of 32.5% for individuals (or a flat rate of 27.5% or 30% for companies, depending on the size of the company). Net capital gains are calculated after reduction for capital losses, which may only be offset against capital gains.

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

Non-Australian Shareholders assessable under these ordinary income provisions in respect of gains made on ordinary shares held on revenue account would be assessed for such gains at the Australian tax rates for non-Australian residents, which start at a marginal rate of 32.5% for individuals (or a flat rate of 27.5% or 30% for companies, depending on the size of the company). Some relief from Australian income tax may be available to Non-Australian Shareholders under the Double Taxation Convention between the United States and Australia.

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

For additional disclosure regarding interest rate risk see Item 18. “Financial Statements – Note 24 – Financial Instruments”.

Foreign currency risk

The Company operates internationally and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the U.S. dollar. Foreign exchange risk arises from future transactions and recognised assets and liabilities denominated in a currency that is not the entity’s functional currency and net investments in foreign operations.

As of June 30, 2019, the Company did not hold derivative financial instruments in managing its foreign currency, however, the Company may from time to time enter into hedging arrangements where circumstances are deemed appropriate. The Company used natural hedging to reduce the foreign currency risk, which involved processing USD payments from cash held in USD. Foreign subsidiaries with a functional currency of Australian Dollar (“AUD”) have exposure to the local currency of these subsidiaries and any other currency these subsidiaries trade in.

For additional disclosure regarding market risk see Item 18. “Financial Statements – Note 24 – Financial Instruments”.

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

(a) Disclosure controls and procedures

At the end of the period covered by this Annual Report, the Company’s management, with the participation of the Chief Executive Officer and the Director of Finance and Administration, evaluated the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act). Based on that evaluation, the Company’s Chief Executive Officer and the Director of Finance and Administration have concluded that the Company’s disclosure controls and procedures are effective as of June 30, 2019.

(b) Management’s annual report on internal controls over financial reporting

The management of Kazia Therapeutics Limited is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) under the Exchange Act. Under the supervision and with the participation of our management, including our Chief Executive Officer and Director of Finance and Administration, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of June 30, 2019 based on the criteria set forth in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO 2013). Based on our evaluation under the criteria set forth in Internal Control — Integrated Framework, our management concluded that our internal control over financial reporting was effective as of June 30, 2019.

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as of June 30, 2019. Based on this assessment, management concluded that the Company’s internal control over financial reporting is effective as of June 30, 2019.

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

Grant Thornton Audit Pty Ltd (“GT”) has audited the Company’s annual financial statements acting as the independent registered public accounting firm for the fiscal years ended June 30, 2019, 2018 and 2017.

The table below set forth the total fees for services performed by GT in fiscal years 2019, 2018 and 2017, and summarizes these amounts by the category of service.

	2019 A$’000	2018 A$’000	2017 A$’000
Audit fees - Grant Thornton Audit Pty Ltd	120	131	132
SEC Form F3 consent	—	11	—
Tax fees	—	—	8

Total fees	120	142	140

Audit fees

The audit fees include the aggregate fees incurred in fiscal years 2019 and 2018 for professional services rendered in connection with the audit of the Company’s annual financial statements and for related services that are reasonably related to the performance of the audit or services that are normally provided by the auditor in connection with regulatory filings of engagements for those financial years (including review of the Company’s Annual Report on Form 20-F, consents and other services related to SEC matters).

SEC Form F3 consent

Fees paid in respect of filing of SEC Form F-3 consent services, which relates to procedures required by the auditor to issue their consent in the document.

Other services

Tax fees

Tax fees billed in fiscal years 2017 were for tax compliance advisory services.

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

In fiscal year 2019, the amount paid for services other than Audit fees, as approved by the audit committee, corresponded to 0% of the total paid to Grant Thornton.

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

•

Kazia will rely on an exemption from the requirement that at least two members of a compensation committee be “independent” as defined in NASDAQ Rule 5605(a) (2). The ASX Listing Rules and Australian law do not require an Australian company to establish a compensation committee, known in Australia as a remuneration committee, which is comprised solely of non-executive directors if the company is not included in the S&P/ASX300 Index at the beginning of its financial year. Kazia was not included on the S&P/ASX300 Index at the beginning of its last financial year and, hence, is not required under ASX Listing Rules to have a remuneration (compensation) committee. The ASX Corporate Governance Principles and Recommendations contain a non-binding recommendation that all ASX-listed companies should have a remuneration committee comprised of at least three members, a majority of whom (including the chair) are “independent”. While these recommendations contain guidelines for assessing independence, ASX-listed entities are able to adopt their own definitions of an independent director for this purpose and is different from the definition in NASDAQ Rule 5605(a) (2). That being said, Kazia has, and expects to continue to have, a Remuneration and Nomination Committee consisting of three non-executive directors.

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

Item 16H.	Mine Safety Disclosure

This item is not applicable.

PART III

Item 17.	Financial Statements

Refer to “Item 18 – Financial Statements” below

Item 18.	Financial Statements

The financial statements filed as part of this Annual Report commencing on page F-1.

Item 19.	Exhibits

(a)	Exhibits

1.1	Constitution of Kazia Therapeutics Limited, as amended and restated on November 16, 2016 (incorporated by reference to Exhibit 1.1 to the Company’s Annual Report on Form 20-F filed with the SEC on October 25, 2017 (File No. 0-29962)).

2.1	Deposit Agreement, dated as of June 6, 2016 among Novogen Limited, The Bank of New York, as Depositary, and owners and holders from time to time of ADSs issued thereunder (incorporated by reference to Exhibit 2.1 to the Company’s Annual Report on Form 20-F filed with the SEC on October 27, 2016 (File No. 0-29962)).

4.1	Lease Agreement, dated November 1, 2015 between Coal Services Pty Limited and Novogen (incorporated by reference to Exhibit 4.1 to the Company’s Annual Report on Form 20-F filed with the SEC on October 27, 2016 (File No. 0-29962)).

4.2	Employment Agreement for Chief Executive Officer of Novogen Limited, dated December 10, 2015 (incorporated by reference to Exhibit 4.2 to the Company’s Annual Report on Form 20-F filed with the SEC on October 27, 2016 (File No. 0-29962)).

4.3	Employment Agreement for Director of Finance and Administration of Novogen Limited, dated as of July 3, 2017 (incorporated by reference to Exhibit 4.20 to the Company’s Annual Report on Form 20-F filed with the SEC on October 25, 2017 (File No. 0-29962)).

4.4	Convertible Note Deed Poll with Triaxial Pty Ltd Noteholders dated December 6, 2012 (incorporated by reference to Exhibit 4.6 to the Company’s Annual Report on Form 20-F filed with the SEC on October 27, 2016 (File No. 0-29962)).

4.5	Amendment to Convertible Note Deed Poll with Triaxial Pty Ltd Noteholders dated December 4, 2014 (incorporated by reference to Exhibit 4.7 to the Company’s Annual Report on Form 20-F filed with the SEC on October 27, 2016 (File No. 0-29962)).

4.6	Kazia Therapeutics Officers’ and Employees’ Share Option Plan (incorporated by reference to Exhibit 4.10 to the Company’s Annual Report on Form 20-F filed with the SEC on October 27, 2016 (File No.0-29962)).

4.7	Share Sale Agreement dated October 31, 2016 between Kilinwata Investments Pty. Ltd., Mi Ok Chong, Paul Hopper and Novogen Limited (Incorporated by reference to Exhibit 4.11 to the Company’s Annual Report on Form 20-F filed with the SEC on October 25, 2017 (File No. 0-29962)).

4.8	Exclusive License Agreement dated October 25, 2016 between Genentech, Inc. and Novogen Limited (incorporated by reference to Exhibit 4.12 to the Company’s Annual Report on Form 20-F filed with the SEC on October 25, 2017 (File No. 0-29962)).

4.9	Sabio Solutions Pty Limited Letter of Appointment – Company Secretary, dated as of September 1, 2016 (incorporated by reference to Exhibit 4.17 to the Company’s Annual Report on Form 20-F filed with the SEC on October 25, 2017 (File No. 0-29962)).

4.10	Sabio Solutions Pty Limited Contract Extension Letter, dated as of March 1, 2017 (incorporated by reference to Exhibit 4.18 to the Company’s Annual Report on Form 20-F filed with the SEC on October 25, 2017 (File No. 0-29962)).

4.11	Sabio Solutions Pty Limited Contract Extension Letter, dated as of August 23, 2017 (incorporated by reference to Exhibit 4.19 to the Company’s Annual Report on Form 20-F filed with the SEC on October 25, 2017 (File No. 0-29962)).

4.12	Investigator Initiated Clinical Trial Agreement between Kazia Therapeutics Limited and Dana-Farber/Partners Cancer Care Inc dated 17 October 2018

4.13	Research Funding and Supply Agreement between Alliance for Clinical Trials in Oncology Foundation and Kazia Therapeutics Limited, dated 11 June 2019

4.14	Master Clinical Trial Agreement between St Jude Children’s Hospital Inc. and Kazia Laboratories Pty Limited dated 17 November 2017 and associated work order date 7 June 2019

8.1	Company Subsidiaries (incorporated by reference to Exhibit 8.1 to the Company’s Annual Report on Form 20-F filed with the SEC on October 24, 2018 (File No. 0-29962)).

12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended.

12.2	Certification of Director of Finance and Administration pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended.

13.1	Certification of Chief Executive Officer and the Director of Finance and Administration pursuant to 18 U.S.C. Section 1350 as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002.

23.1	Consent of Independent Registered Public Accounting Firm.

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

SIGNATURES

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

KAZIA THERAPEUTICS LIMITED

/s/ James Garner

Dr James Garner
Chief Executive Officer

Date: October 21, 2019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders

Kazia Therapeutics Limited

Opinion on the financial statements

We have audited the accompanying consolidated statements of financial position of Kazia Therapeutics Limited and subsidiaries (the “Company”) as of June 30, 2019 and 2018, the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows for each of the three years in the period ended June 30, 2019 and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2019, in conformity with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

Going concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 in the financial statements, the Company incurred a net loss of $10,270,264 during the year ended June 30, 2019, and had net operating cash outflows of $6,714,210. These events or conditions, along with other matters as set forth in Note 2, raise substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

/s/ GRANT THORNTON AUDIT PTY LTD

We have served as the Company’s auditor since 2012.

Sydney, Australia

October 21, 2019

Consolidated statements of profit or loss and other comprehensive income

For the year ended 30 June 2019

	Note	2019 A$’000	2018 A$’000	2017 A$’000

Revenue from continuing operations	5	—	119	249

Other income	6	1,465	12,989	8,563
Finance income — bank interest		100	—	—
Expenses
Research and development expense		(6,476)	(9,774)	(11,136)
General and administrative expense		(3,786)	(5,598)	(8,529)
Loss on disposal of fixed assets		(1)	(137)	(16)
Fair value losses on financial assets at fair value through profit or loss		(1,809)	(1,114)	—
Loss on revaluation of contingent consideration		(63)	—	—
Impairment of financial assets		—	(2,830)	—

Loss before income tax expense from continuing operations		(10,568)	(6,344)	(10,869)
Income tax benefit	8	298	305	199

Loss after income tax expense for the year		(10,270)	(6,039)	(10,670)

Other comprehensive income

Items that may be reclassified subsequently to profit or loss
Gain/(Loss) on the revaluation of available-for-sale financial assets, net of tax		—	—	9
Net exchange difference on translation of financial statements of foreign controlled entities, net of tax		(89)	(251)	25

Other comprehensive income for the year, net of tax		(89)	(251)	34

Total comprehensive income for the year		(10,359)	(6,290)	(10,636)

Loss for the year is attributable to:

Owners of Kazia Therapeutics Limited		(10,270)	(6,039)	(10,670)

Total loss for the year		(10,270)	(6,039)	(10,670)

Total comprehensive income for the year is attributable to:
Owners of Kazia Therapeutics Limited		(10,359)	(6,290)	(10,636)

Total comprehensive income for the year		(10,359)	(6,290)	(10,636)

The above consolidated statements of profit or loss or other comprehensive income should be read with the accompanying notes

Consolidated statements of profit or loss and other comprehensive income (continued)

For the year ended 30 June 2019

	Note	2019	2018	2017
		A$	A$	A$
		Cents	Cents	Cents

Earnings per share for loss from continuing operations attributable to the owners of Kazia Therapeutics Limited
Basic earnings per share	33	(17.86)	(12.48)	(2.28)
Diluted earnings per share	33	(17.86)	(12.48)	(2.28)

		2019	2018	2017
		A$	A$	A$
		Cents	Cents	Cents

Earnings per share for loss attributable to the owners of Kazia Therapeutics Limited
Basic earnings per share	33	(17.86)	(12.48)	(2.28)
Diluted earnings per share	33	(17.86)	(12.48)	(2.28)

Consolidated statements of financial position

As at 30 June 2019

	Note	2019 A$’000	2018 A$’000

Assets

Current assets
Cash and cash equivalents	9	5,434	5,956
Trade and other receivables	10	1,711	2,536
Other	11	370	768

Total current assets		7,515	9,260

Non-current assets
Financial assets	12	168	4,335
Property, plant and equipment	13	—	1
Intangibles	14	13,494	14,579

Total non-current assets		13,662	18,915

Total assets		21,177	28,175

Liabilities

Current liabilities
Trade and other payables	15	1,764	2,067
Provisions	16	136	161
Deferred income		—	138
Contingent consideration	17	—	1,521

Total current liabilities		1,900	3,887

Non-Current liabilities
Deferred tax	18	3,711	4,009
Contingent consideration	19	1,371	1,037

Total non-current liabilities		5,082	5,046

Total liabilities		6,982	8,933

Net assets		14,195	19,242

Equity
Contributed equity	20	36,642	31,576
Other contributed equity	21	464	464
Reserves	22	2,037	1,843
Accumulated losses		(24,948)	(14,641)

Equity attributable to the owners of Kazia Therapeutics Limited		14,195	19,242

Total equity		14,195	19,242

The above consolidated statements of financial position should be read with the accompanying notes

Statements of changes in equity

For the year ended 30 June 2019

	Contributed equity A$’000	Other Contributed equity A$’000	Reserves A$’000	Accumulated Losses A$’000	Non- controlling Interest A$’000	Total equity A$’000

Balance at 1 July 2016	191,301	1,716	1,421	(160,507)	—	33,931
Loss after income tax expense for the year	—	—	—	(10,670)	—	(10,670)
Other comprehensive income for the year, net of tax	—	—	34	—	—	34

Total comprehensive income for the year	—	—	34	(10,670)	—	(10,636)

Transactions with owners in their capacity as owners:
Share issue costs	(18)	—	—	—	—	(18)
Transfers	—	(216)	—	216	—	—
Conversion of convertible note	900	(900)	—	—	—	—
Employee share-based payment options	—	—	475	—	—	475
Share based payment	1,586	—	—	—	—	1,586

Balance at 30 June 2017	193,769	600	1,930	(170,961)	—	25,338

	Contributed equity A$’000	Other Contributed equity A$’000	Reserves A$’000	Accumulated Losses A$’000	Non- controlling Interest A$’000	Total equity A$’000

Balance at 1 July 2017	193,769	600	1,930	(170,961)	—	25,338
Loss after income tax expense for the year	—	—	—	(6,039)	—	(6,039)
Other comprehensive income for the year, net of tax	—	—	(251)	—	—	(251)

Total comprehensive income for the year	—	—	(251)	(6,039)	—	(6,290)

Transactions with owners in their capacity as owners:
Share issue costs	—	—	—	—	—	—
Transfers	—	—	—	—	—	—
Cancellation of share capital	(162,223)	—	—	162,223	—	—
Conversion of convertible note	—	(136)	—	136	—	—
Employee share-based payment options	—	—	—	—	—	—
Share based payment	—	—	165	—	—	165
Issue of shares	30	—	—	—	—	30

Balance at 30 June 2018	31,576	464	1,843	(14,641)	—	19,242

Statements of changes in equity (continued)

For the year ended 30 June 2019

	Contributed equity A$’000	Other Contributed equity A$’000	Reserves A$’000	Accumulated Losses A$’000	Non- controlling Interest A$’000	Total equity A$’000

Balance at 1 July 2018	31,576	464	1,843	(14,641)	—	19,242
Adjustment for change in accounting policy	—	—	37	(37)	—	—

Balance at 1 July 2018 - restated	31,576	464	1,880	(14,678)	—	19,242
Loss after income tax expense for the year	—	—	—	(10,270)	—	(10,270)
Other comprehensive income for the year, net of tax	—	—	(89)	—	—	(89)

Total comprehensive income for the year	—	—	(89)	(10,270)	—	(10,359)

Transactions with owners in their capacity as owners:
Share issue costs	(340)	—	—	—	—	(340)
Transfers	—	—	—	—	—	—
Share based payment	—	—	246	—	—	246
Issue of shares	5,406	—	—	—	—	5,406

Balance at 30 June 2019	36,642	464	2,037	(24,948)	—	14,195

The above consolidated statements of changes in equity should be read with the accompanying notes

Consolidated statements of cash flows

For the year ended 30 June 2019

	Note	2019 A$’000	2018 A$’000	2017 A$’000

Cash flows from operating activities
Loss before income tax expense for the year		(10,270)	(6,039)	(10,670)

Adjustments for:
Depreciation and amortisation	7	1,084	1,547	1,420
Net loss on disposal of non-current assets		1	137	16
Impairment of property, plant and equipment		1	143
Share-based payments		246	165	517
Foreign exchange differences		—	(251)	454
Shares issued for no consideration		—	30	—
Gain on legal settlement	35	—	(8,411)	—
Make good credit and rental adjustment		—	—	15
(Gain)/loss on contingent consideration	17	63	(1,461)	764
Fair value loss on financial assets		1,809	3,944	—

		(7,067)	(10,196)	(7,484)

Change in operating assets and liabilities:
Decrease/(increase) in trade and other receivables		825	1,724	(3,968)
Decrease/(increase) in income tax refund due		—	—	(1)
Decrease/(increase) in prepayments		398	(10)	(325)
Decrease/(increase) in trade and other payables		(409)	88	573
Increase/(decrease) in other provisions		(25)	(58)	23
(Decrease) in deposit paid		—	—	(96)
Decrease in deferred tax liability		(298)	(305)	(198)
Decrease/(increase) in accrued revenue		(138)	97	41

Net cash used in operating activities		(6,714)	(8,661)	(11,435)

Consolidated statements of cash flows (continued)

For the year ended 30 June 2019

	Note	2019 A$’000	2018 A$’000	2017 A$’000

Cash flows from investing activities
Payment for purchase of business, net of cash acquired	33	—	—	(7,097)
Payments for property, plant and equipment		—	—	(12)
Payments for intangibles		—	—	(8)
Proceeds from legal settlement	35	—	150
Proceeds from disposal of shares		2,359	—	—

Net cash used in investing activities		2,359	150	(7,117)

Cash flows from financing activities
Proceeds from issue of shares	20	3,816	—	—
Share issue transaction costs		—	—	(18)

Net cash from financing activities		3,816	—	(18)

Net decrease in cash and cash equivalents		(539)	(8,511)	(18,570)
Cash and cash equivalents at the beginning of the financial year		5,956	14,455	33,453
Effects of exchange rate changes on cash		17	12	(428)

Cash and cash equivalents at the end of the financial year	9	5,434	5,956	14,455

The above consolidated statements of changes in equity should be read with the accompanying notes

Notes to the financial statements

June 30, 2019

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

Kazia Therapeutics Limited is a listed public company limited by shares, incorporated and domiciled in Australia. Its registered office and principal place of business is:

Three International Towers

Level 24, 300 Barangaroo Avenue

Sydney NSW 2000

The financial statements were authorised for issue, in accordance with a resolution of Directors, on 21 October 2019. The Directors have the power to amend and reissue the financial statements.

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

The following Accounting Standards and Interpretations are most relevant to the consolidated entity:

IFRS 9 Financial Instruments

IFRS 9 Financial Instruments replaces IAS 39 Financial Instruments: Recognition and Measurement requirements. It makes major changes to the previous guidance on the classification and measurement of financial assets and introduces an ‘expected credit loss’ model for impairment of financial assets. When adopting IFRS 9, the Group has applied transitional relief and elected not to restate prior periods. Rather, differences arising from the adoption of IFRS 9 in relation to classification, measurement, and impairment are recognised in opening retained earnings as at 1 July 2018.

The impacts on the consolidated entity from the adoption of this accounting policy were as follows:

Listed equity investments - available-for-sale financial assets under IAS 39 included listed equity investments of $3,679,542 at 30 June 2018. These were reclassified to fair value through profit or loss (FVPL) under IFRS 9. The associated available-for-sale reserve, amounting to $36,824 at 1 July 2018, was reclassified to accumulated losses.

Trade and other receivables - these were classified as loans and receivables under IAS 39 and are now held at amortised cost under IFRS 9. The R&D tax refund forms the majority of this balance. There was no impact on the financial statements as a result of this change.

There was no change to financial liabilities.

Notes to the financial statements

June 30, 2019

Note 2. Significant accounting policies (continued)

IFRS 15 Revenue from Contracts with Customers

IFRS 15 replaces IAS 18 Revenue, IAS 11 Construction Contracts and several revenue-related Interpretations. The new Standard has been applied from 1 July 2018.

As the consolidated entity does not enter into contracts with customers, the adoption of this standard has not had any impact on the financial statements.

Going concern

The consolidated entity incurred a loss after income tax of $10,270,264 (2018: $6,039,242), was in a net current asset position of $5,273,710 (2018: net current asset position of $5,372,114) and had net cash outflows from operating activities of $6,714,210 (2018: $8,661,236) for the year ended 30 June 2019.

As at 30 June 2019 the consolidated entity had cash in hand and at bank of $5,433,868 and current assets of $7,514,175.

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

The financial statements have been prepared on an accruals basis and under the historical cost conventions, except for listed equity investments which are carried at fair value.

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

Parent entity information

In accordance with the Corporations Act 2001, these financial statements present the results of the consolidated entity only. Supplementary information about the parent entity is disclosed in note 31.

Principles of consolidation

The consolidated financial statements incorporate the assets and liabilities of all subsidiaries of Kazia Therapeutics Limited (‘company’ or ‘parent entity’) as at 30 June 2019 and the results of all subsidiaries for the year then ended. Kazia Therapeutics Limited and its subsidiaries together are referred to in these financial statements as the ‘consolidated entity’.

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

Notes to the financial statements

June 30, 2019

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

Operating segments

Operating segments are presented using the ‘management approach’, where the information presented is on the same basis as the internal reports provided to the Chief Operating Decision Makers (‘CODM’). The CODM is responsible for the allocation of resources to operating segments and assessing their performance. The CODM is considered to be the Board of Directors.

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

Financial Instruments

Recognition and derecognition

Financial assets and financial liabilities are recognised when the Group becomes a party to the contractual provisions of the financial instrument and are measured initially at fair value adjusted by transactions costs, except for those carried at fair value through profit or loss, which are measured initially at fair value. Subsequent measurement of financial assets and financial liabilities are described below. Financial assets are derecognised when the contractual rights to the cash flows from the financial asset expire, or when the financial asset and substantially all the risks and rewards are transferred. A financial liability is derecognised when it is extinguished, discharged, cancelled or expires.

Classification and initial measurement of financial assets

Except for those trade receivables that do not contain a significant financing component and are measured at the transaction price in accordance with IFRS 15, all financial assets are initially measured at fair value adjusted for transaction costs (where applicable).

Notes to the financial statements

June 30, 2019

Note 2. Significant accounting policies (continued)

Subsequent measurement of financial assets

For the purpose of subsequent measurement, financial assets are classified into the following categories upon initial recognition:

•	financial assets at amortised cost

•	financial assets at fair value through profit or loss (FVPL)

Classifications are determined by both:

•	The entity’s business model for managing the financial asset

•	The contractual cash flow characteristics of the financial assets

All income and expenses relating to financial assets that are recognised in profit or loss are presented within finance costs, finance income or other financial items, except for impairment of trade receivables which is presented within other expenses.

Financial assets at amortised cost

Financial assets are measured at amortised cost if the assets meet the following conditions (and are not designated as FVPL):

•	they are held within a business model whose objective is to hold the financial assets and collect its contractual cash flows

•	the contractual terms of the financial assets give rise to cash flows that are solely payments of principal and interest on the principal amount outstanding

After initial recognition, these are measured at amortised cost using the effective interest method. Discounting is omitted where the effect of discounting is immaterial. The Group’s cash and cash equivalents, trade and most other receivables fall into this category of financial instruments.

Financial assets at fair value through profit or loss (FVPL)

Financial assets that are held within a business model other than ‘hold to collect’ or ‘hold to collect and sell’ are categorised at fair value through profit and loss. Further, irrespective of business model, financial assets whose contractual cash flows are not solely payments of principal and interest are accounted for at FVPL. The Group’s investments in equity instruments and derivatives fall under this category.

Impairment of financial assets

IFRS 9’s new impairment model uses more forward looking information to recognize expected credit losses - the ‘expected credit losses (ECL) model’. The application of the new impairment model depends on whether there has been a significant increase in credit risk. The Group considers a broader range of information when assessing credit risk and measuring expected credit losses, including past events, current conditions, reasonable and supportable forecasts that affect the expected collectability of the future cash flows of the instrument.

In applying this forward-looking approach, a distinction is made between:

•	financial instruments that have not deteriorated significantly in credit quality since initial recognition or that have low credit risk (‘Stage 1’) and

•	financial instruments that have deteriorated significantly in credit quality since initial recognition and whose credit risk is not low (‘Stage 2’).

‘Stage 3’ would cover financial assets that have objective evidence of impairment at the reporting date. ‘12-month expected credit losses’ are recognised for the first category while ‘lifetime expected credit losses’ are recognised for the second category. Measurement of the expected credit losses is determined by a probability-weighted estimate of credit losses over the expected life of the financial instrument.

Notes to the financial statements

June 30, 2019

Note 2. Significant accounting policies (continued)

Classification and measurement of financial liabilities

As the accounting for financial liabilities remains largely unchanged from IAS 39, the Group’s financial liabilities were not impacted by the adoption of IFRS 9. However, for completeness, the accounting policy is disclosed below.

The Group’s financial liabilities comprise trade and other payables. Financial liabilities are initially measured at fair value, and, where applicable, adjusted for transaction costs unless the Group designated a financial liability at fair value through profit or loss. Subsequently, financial liabilities are measured at amortised cost using the effective interest method.

All interest-related charges and, if applicable, changes in an instrument’s fair value that are reported in profit or loss are included within finance costs or finance income.

Investments and other financial assets (comparative period accounting policy)

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

Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets, principally equity securities that are either designated as available-for-sale or not classified as any other category. After initial recognition, fair value movements are recognised in other comprehensive income through the available-for-sale reserve in equity. Cumulative gain or loss previously reported in the available-for-sale reserve is recognised in profit or loss when the asset is derecognised or impaired.

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

Available-for-sale financial assets are considered impaired when there has been a significant or prolonged decline in value below initial cost. Subsequent increments in value are recognised in other comprehensive income through the available for-sale reserve.

Revenue recognition

Revenue from contracts with customers

The Group does not earn revenue from contracts with customers.

Finance Income

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

Grant Income

The R&D Tax Incentive is a government program which helps to offset some of the incurred costs of R&D. Eligible expenditure incurred under the scheme in a financial year attracts an additional 43.5% tax deduction, and for a group earning income of less than $20 million, the cash value of the additional deduction is remitted to the taxpayer. In accordance with IAS 20, as the compensation relates to expenses already incurred, it is recognised in profit or loss of the period in which it becomes receivable. Accordingly the group accounts for the R&D Tax Incentive in the same year as the expenses to which it relates.

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

Notes to the financial statements

June 30, 2019

Note 2. Significant accounting policies (continued)

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

Notes to the financial statements

June 30, 2019

Note 2. Significant accounting policies (continued)

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

Intangible assets

Intangible assets acquired as part of a business combination, other than goodwill, are initially measured at their fair value at the date of the acquisition. Intangible assets acquired separately are initially recognised at cost. Indefinite life intangible assets are not amortised and are subsequently measured at cost less any impairment. Finite life intangible assets are subsequently measured at cost less amortisation and any impairment. The gains or losses recognised in profit or loss arising from derecognition of intangible assets are measured as the difference between net disposal proceeds and the carrying amount of the intangible asset. The method and useful lives of finite life intangible assets are reviewed annually. Changes in the expected pattern of consumption or useful life are accounted for prospectively by changing the amortisation method or period.

Patents and trademarks

Significant costs associated with patents and intellectual property are deferred and amortised on a straight-line basis over the period of their expected benefit, being their finite useful life of 5 years.

Licensing agreement for GDC-0084

The Licensing Agreement asset was initially brought to account at fair value, and is being amortised on a straight-line basis over the period of its expected benefit, being the remaining life of the patent, which was 15 years from the date of acquisition.

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

Compound financial instruments

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

Notes to the financial statements

June 30, 2019

Note 2. Significant accounting policies (continued)

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

Equity-settled transactions are awards of shares, or options over shares that are provided to employees in exchange for the rendering of services.

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

Notes to the financial statements

June 30, 2019

Note 2. Significant accounting policies (continued)

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

Notes to the financial statements

June 30, 2019

Note 2. Significant accounting policies (continued)

New Accounting Standards and Interpretations not yet mandatory or early adopted

Australian Accounting Standards and Interpretations that have recently been issued or amended but are not yet mandatory, have not been early adopted by the consolidated entity for the annual reporting period ended 30 June 2019. The consolidated entity’s assessment of the impact of these new or amended Accounting Standards and Interpretations, most relevant to the consolidated entity, are set out below.

Notes to the financial statements

June 30, 2019

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

The Standard will not have a material impact on the transactions and balances recognised in the financial statements when it is first adopted for the year ending 30 June 2020, because the group is not a party to any material leases.

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

Notes to the financial statements

June 30, 2019

Note 3. Critical accounting judgements, estimates and assumptions (continued)

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

Research and development tax rebate

The R&D Tax Incentive is recognised when a reliable estimate of the amounts receivable can be made. For the year ended 30 June 2019 the group has estimated the rebate which will be received in early 2020 and has accrued that amount as income in the statement of profit or loss and other comprehensive income.

Recovery of deferred tax assets

Deferred tax assets are recognised for deductible temporary differences only if the consolidated entity considers it is probable that future taxable amounts will be available to utilise those temporary differences and losses. There have been no deferred tax assets recognised in the financial statements.

Business combinations

The consolidated entity entered into a business combination in a prior year. The transaction was complex, involving the licensing of an asset from one party and the purchase of a company from another party. Significant judgement was required in determining that the transaction was a business combination and in relation to the identification and valuation of assets and liabilities acquired.

Contingent consideration

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

Notes to the financial statements

June 30, 2019

Note 5. Revenue

		Consolidated
	2019 A$000	2018 A$000	2017 A$000

Revenue
Bank interest	—	119	249

	—	119	249

Revenue from continuing operations	—	119	249

Note 6. Other income

		Consolidated
	2019 A$000	2018 A$000	2017 A$000

Net foreign exchange gain	—	224	—
Payroll tax rebate	—	—	7
Subsidies and grants	9	685	130
Gain on legal settlement	—	8,411	—
Reimbursement of expenses	25	8	17
Research and development rebate	1,431	2,200	8,409
Other sundry income	—	1,461	—

Other income	1,465	12,989	8,563

Notes to the financial statements

June 30, 2019

Note 7. Expenses

	Consolidated
	2019	2018	2017
	A$000	A$000	A$000

Loss before income tax includes the following specific

Depreciation
Leasehold improvements	—	192	52
Property, plant and equipment	—	19	47

Total depreciation	—	211	99

Amortisation
Patents and intellectual property	—	250	570
Software	—	2	5
GDC licensing agreement	1,084	1,084	745

Total amortisation	1,084	1,336	1,320

Total depreciation and amortisation	1,084	1,547	1,419

Impairment
Leasehold Improvements	—	143	—

Finance costs
Interest and finance charges paid/payable	—	—	1
Unwinding of the discount on contingent consideration	—	—	764

Finance costs expensed	—	—	765

Rental expense relating to operating leases
Minimum lease payments	79	301	335

Superannuation expense
Defined contribution superannuation expense	128	170	288

Employee benefits expense excluding superannuation
Employee benefits expense excluding superannuation	1,396	2,213	4,078

Other Expenses
Revaluation of contingent consideration	63	—	—

Notes to the financial statements

June 30, 2019

Note 8. Income tax benefit

	2019	2018	2017
	A$’000	A$’000	A$’000

Numerical reconciliation of income tax benefit and tax at the statutory rate
Loss before income tax benefit	(10,568)	(6,344)	(10,869)

Tax at the statutory tax rate of 27.5%	(2,906)	(1,745)	(2,989)

Tax effect amounts which are not deductible/(taxable) in calculating taxable income:	—	—	—
Impact of foreign tax rate differential
Research and Development claim	394	605	1,282
Capitalised expenses	—	—	234
Employee option plan	68	45	131
Gain/loss on revaluation of contingent consideration	17	(402)	210
Other non-deductible expenses	—	—	5
	(2,428)	(1,496)	(1,127)

Prior year tax losses not recognised now recouped	—	—	(1)
Tax losses and timing differences not recognised	2,130	1,191	930

Income tax benefit	(298)	(305)	(199)

	2019	2018	2017
	A$’000	A$’000	A$’000
Tax losses not recognised
Unused tax losses for which no deferred tax asset has been recognised-Australia	57,050	50,331	49,131
Potential tax benefit @ 27.5% - Australia	15,689	13,841	13,513
Unused tax losses for which no deferred tax asset has been recognised-US	2,366	2,525	2,173
Potential tax benefit at statutory tax rates@21%-US	497	530	456

Note 9. Current assets - cash and cash equivalents

	2019	2018
	A$’000	A$’000

Cash at bank and on hand	834	2,956
Short-term deposits	4,600	3,000

	5,434	5,956

Notes to the financial statements

June 30, 2019

Note 10. Current assets - trade and other receivables

	2019	2018
	A$’000	A$’000

Trade receivables	17	1
Less: Provision for impairment of receivables	(17)	—
R&D tax rebate receivable	1,440	2,200

	1,440	2,201

Other receivables	112	120
Deposits held	564	609
Less: Provision for impairment of deposits held	(405)	(394)

	1,711	2,536

Deposits held included a guarantee to the value of €250,000 (A$387,657) for the “APO Trend” case. Please refer to note 28 for further information on ‘deposits held’.

Allowance for expected credit losses

The consolidated entity has recognised a A$16,767 (2018: loss of nil) in profit or loss in respect of impairment of receivables (excluding ‘deposits held’) for the year ended 30 June 2019.

The ageing of the impaired receivables provided for above are as follows:

	2019	2018
	A$’000	A$’000

Trade receivables less than 6 months overdue	17	—

Note 11. Current assets - other

	2019	2018
	A$’000	A$’000

Prepayments	370	768

Notes to the financial statements

June 30, 2019

Note 12. Non-current assets - Financial assets

	2019	2018
	A$’000	A$’000

Listed ordinary shares - FVTPL (2018: Available for sale)	25	3,680
Unlisted shares and options - FVTPL	143	655

	168	4,335

Refer to note 25 for further information on fair value measurement.

Note 13. Non-current assets - property, plant and equipment

	2019	2018
	$000	$000

Plant and equipment - at cost	—	2
Less: Accumulated depreciation	—	(1)

	—	1

	—	1

Notes to the financial statements

June 30, 2019

Note 13. Non-current assets - property, plant and equipment (continued)

Reconciliations

Reconciliations of the written down values at the beginning and end of the current and previous financial year are set out below:

	Leasehold improvement A$000	Plant and equipment A$000	Total A$000

Balance at 1 July 2017	384	106	490
Additions	7	2	9
Disposals	(56)	(88)	(144)
Impairment of assets	(143)	—	(143)
Depreciation expense	(192)	(19)	(211)

	—	1	1

Balance at 1 July 2018	—	1	1
Disposals	—	(1)	(1)
Depreciation expense	—	—	—

Balance at 30 June 2019	—	—	—

Note 14. Non-current assets - intangibles

	Consolidated
	2019	2018
	A$000	A$000

Patents and intellectual property - at cost	2,851	2,851
Less: Accumulated amortisation	(2,851)	(2,851)

	—	—
Software - at cost	—	—
Less: Accumulated amortisation	—	—

	—	—
Licensing agreement - at acquired fair value	16,408	16,408
Less: Accumulated amortisation	(2,914)	(1,829)

	13,494	14,579
	13,494	14,579

Notes to the financial statements

June 30, 2019

Note 14. Non-current assets - intangibles (continued)

Reconciliations

Reconciliations of the written down values at the beginning and end of the current and previous financial year are set out below:

	Software A$000	Patents and intellectual A$000	GDC licensing agreement A$000	Total A$000

Balance at 1 July 2017	5	250	15,663	15,918
Additions				0
Disposals	(3)			(3)
Amortisation expense	(2)	(250)	(1,084)	(1,336)

Balance at 30 June 2018	—	—	14,579	14,579

Amortisation expense	—	—	(1,084)	(1,084)

Balance at 30 June 2019	—	—	13,494	13,494

Note 15. Current liabilities - trade and other payables

	2019	2018
	A$000	A$000

Trade payables	1,050	1,407
Accrued payables	714	576
Other current liability	—	84

	1,764	2,067

Refer to note 24 for further information on financial instruments.

Notes to the financial statements

June 30, 2019

Note 16. Current liabilities - provisions

	2019	2018
	A$’000	A$’000

Employee benefits	136	91
Lease make good	—	71

	136	162

Consolidated - 2019

Carrying amount at the start of the year	71
Unused amounts reversed	(71)

Carrying amount at the end of the year	—

Note 17. Current liabilities - Contingent consideration

	2019 A$’000	2018 A$’000

Contingent consideration	—	1,521

Notes to the financial statements

June 30, 2019

Note 18. Non-current liabilities - deferred tax

	2019	2018
	A$000	A$000

Deferred tax liability associated with Licensing Agreement	3,711	4,009

Amount expected to be settled within 12 months	298	305
Amount expected to be settled after more than 12 months	3,413	3,704

	3,711	4,009

Note 19. Non-current liabilities - Contingent consideration

	2019 A$000	2018 A$000

Contingent consideration	1,370	1,036

	1,370	1,036

During the 2017 financial year, the consolidated entity acquired 100% of the issued shares in Glioblast Pty Ltd, a privately-held, neuro-oncology-focused Australian biotechnology company. On the same day, Kazia entered into a worldwide licensing agreement with Genentech to develop and commercialise GDC-0084.

The Glioblast acquisition contains four contingent milestone payments, the first two milestone payments are to be settled with Kazia shares, and the third and fourth milestone payments are to be settled with either cash or Kazia shares at the discretion of Kazia. Milestone 1 has now been paid out, and Milestone 3 has lapsed.

The Genentech Agreement comprises of one milestone payment payable on the first commercial licensed product sale.

The range of outcomes of contingent consideration are summarised below:

Milestone	Contingent Consideration
Milestone 2	1,250,000	1,250,000
Milestone 4	4,199,000	3,400,000
Milestone 5	1,394,000	1,394,000

Total	6,843,000	6,044,000

Notes to the financial statements

June 30, 2019

Note 19. Non-current liabilities - Contingent consideration (continued)

Each milestone payment is probability weighted for valuation purposes. The milestone payments are discounted to present value, using a discount rate of 35% per annum, if they are expected to be achieved more than 12 months after the valuation date. The contingent consideration was revalued at 30 June 2019 to take into account revised estimated probabilities and timelines of certain milestones being achieved, and a portion of the discount has unwound with the resultant loss on contingent consideration being recognised in profit and loss.

Kazia is also required to pay royalties to Genentech in relation to net sales. These payments are related to future financial performance, and are not considered as part of the consideration in relation to the Genentech Agreement.

Notes to the financial statements

June 30, 2019

Note 20. Equity - contributed equity

	Consolidated
	2019 Shares	2018 Shares	2019 A$	2018 A$

Ordinary shares - fully paid	62,166,673	48,409,621	36,641,519	31,575,824

Movements in ordinary share capital

Details	Date	Shares	A$ Issue price	$
Balance	1 July 2017	483,287,914		193,769,409
Share consolidation - note 1	17 November 2017	(434,958,293)	$0.000	—
Issue of shares to Scientific Advisory Board	30 November 2017	80,000	$0.370	29,600
Cancellation of share capital - note 2	31 December 2017	—	$0.000	(162,223,185)

Balance	30 June 2018	48,409,621		31,575,824

Share placement	24 October 2018	8,900,001	$0.380	3,382,000
Milestone 1 shares issued in connection with purchase of Glioblast Pty Limited (GDC-0084)	9 November 2018	2,820,824	$0.440	1,250,000
Issued under Share Purchase Plan	23 November 2018	2,036,227	$0.380	773,760
Share issue transaction costs		—	$0.000	(340,065)

Balance	30 June 2019	62,166,673		36,641,519

Ordinary shares

Note 1 - Share consolidation of 10 to 1, which was approved by the shareholders at the Annual General Meeting on 15 November 2017, occurred in the prior financial year.

Note 2 - Section 258F of the Corporations Act allows a company to reduce its share capital by cancelling any paid-up share capital which is lost or is not represented by available assets. The directors believe that $162,223,185 of the parent entity’s share capital satisfies the criteria in Section 258F of the Corporations Act and accordingly this amount of the ordinary share capital was cancelled in the prior financial year.

The shares issued in connection with the purchase of Glioblast Pty Limited constituted a non-cash transaction, and accordingly this transaction is not reflected in the Statement of Cash Flows.

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

Notes to the financial statements

June 30, 2019

Note 21. Equity - Other contributed equity

	2019	2018
	$	$

Convertible note - Triaxial	464,000	464,000

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

During the financial year ended 30 June 2018, a portion of the convertible notes was extinguished.

The remaining portion of the convertible note will be exercised at the holders’ discretion on completion of Phase II clinical trial or achieving Breakthrough Designation, and would convert to 1,856,000 ordinary shares if converted. Completion will be deemed to occur upon the receipt by the consolidated entity of a signed study report or notification of the designation. There is a possibility for an early conversion of the convertible notes if a third party acquires more than 50% of the issued capital of the consolidated entity.

Note 22. Equity - reserves

Foreign currency translation reserve

The reserve is used to recognise exchange differences arising from translation of the financial statements of foreign operations to Australian dollars.

Share-based payments reserve

The reserve is used to recognise the value of equity benefits provided to employees and executive directors as part of their remuneration, and other parties as part of their compensation for services.

Reserves comprise Share Based Payments reserve of A$2,489,121 (2018: Share Based Payments reserve of A$2,242,734 and Available for Sale reserve of A$(36,824)).

Notes to the financial statements

June 30, 2019

Note 23. Equity - dividends

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

As of 30 June 2019, the consolidated entity did not hold derivative financial instruments in managing its foreign currency, however, the consolidated entity may from time to time enter into hedging arrangements where circumstances are deemed appropriate. The consolidated entity used natural hedging to reduce the foreign currency risk, which involved processing USD payments from cash held in USD. Foreign subsidiaries with a functional currency of Australian Dollars (‘AUD’) have exposure to the local currency of these subsidiaries and any other currency these subsidiaries trade in.

The carrying amount of the consolidated entity’s foreign currency denominated financial assets and financial liabilities at the reporting date was as follows:

	Assets		Liabilities
	2019	2018	2019	2018
	A$’000	A$’000	A$’000	A$’000

US dollars	31	317	1,046	896
Euros	—	—	1	—

	31	317	1,047	896

Notes to the financial statements

June 30, 2019

Note 24. Financial instruments (continued)

The consolidated entity had net assets denominated in foreign currencies of A$1,016,515 as at 30 June 2019 (2018: net assets A$578,937).

If the AUD had strengthened against the USD by 10% (2018: 10%) then this would have had the following impact:

	AUD strengthened			AUD weakened
Consolidated - 2019	% change	Effect on profit before tax A$’000	Effect on equity A$’000	% change	Effect on profit before tax A$’000	Effect on equity A$’000

US dollars	10%	102	102	(10%)	(102)	(102)

		102	102		(102)	(102)

	AUD strengthened			AUD weakened
Consolidated - 2018	% change	Effect on profit before tax A$’000	Effect on equity A$’000	% change	Effect on profit before tax A$’000	Effect on equity A$’000
US dollars	10%	58	58	(10%)	(58)	(58)

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

As at the reporting date, the consolidated entity had the following variable interest rate balances:

	2019		2018
	Weighted average interest rate %	Balance A$’000	Weighted average interest rate %	Balance A$’000

Cash at bank and in hand	0.03%	834	0.04%	2,956
Short term deposits	1.88%	4,600	2.35%	3,000

Net exposure to cash flow interest rate risk		5,434		5,956

Notes to the financial statements

June 30, 2019

Note 24. Financial instruments (continued)

The consolidated entity has cash and cash equivalents totalling $5,433,868 (2018: $5,956,182). An official increase/decrease in interest rates of 100 basis points (2018: 100 basis points) would have a favourable/adverse effect on profit before tax and equity of $54,337 (2018: $59,562) per annum. The percentage change is based on the expected volatility of interest rates using market data and analysts forecasts.

Credit risk

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the consolidated entity. The entity is not exposed to significant credit risk on receivables.

The consolidated entity has adopted a lifetime expected loss allowance in estimating expected credit losses to trade receivables through the use of a provisions matrix using fixed rates of credit loss provisioning. These provisions are considered representative across all customers of the consolidated entity based on recent sales experience, historical collection rates and forward-looking information that is available.

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

Generally, trade receivables are written off when there is no reasonable expectation of recovery. Indicators of this include the failure of a debtor to engage in a repayment plan, no active enforcement activity and a failure to make contractual payments for a period greater than 1 year.

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

Notes to the financial statements

June 30, 2019

Note 24. Financial instruments (continued)

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

2019	Weighted average interest rate %	1 year or less A$’000	Between 1 and 2 years A$’000	Between 2 and 5 years A$’000	Over 5 years A$’000	Remaining contractual maturities A$’000

Non-derivatives
Non-interest bearing
Trade payables	—	1,049	—	—	—	1,049
Accrued payables	—	714	—	—	—	714
Contingent consideration	—	—	—	5,194	1,394	6,588

Total non-derivatives		1,763	—	5,194	1,394	8,351

2018	Weighted average interest rate %	1 year or less A$’000	Between 1 and 2 years A$’000	Between 2 and 5 years A$’000	Over 5 years A$’000	Remaining contractual maturities A$’000

Non-derivatives
Non-interest bearing
Trade payables	—	1,407	—	—	—	1,407
Accrued payables	—	576	—	—	—	576
Contingent consideration	—	4,250	—	4,650	1,394	10,294

Total non-derivatives		6,233	—	4,650	1,394	12,227

The cash flows in the maturity analysis above are not expected to occur significantly earlier than contractually disclosed above.

Note 25. Fair value measurement

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

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date

Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly

Level 3: Unobservable inputs for the asset or liability

Notes to the financial statements

June 30, 2019

Note 25. Fair value measurement (continued)

Consolidated - 2019	Level 1 A$’000	Level 2 A$’000	Level 3 A$’000	Total A$’000

Assets
Ordinary shares - listed	25	—	—	25
Contingent Consideration	—	—	143	143

Total Assets	25	—	143	168

Liabilities
Contingent Consideration	—	—	1,370	1,370

Total liabilities	—	—	1,370	1,370

Consolidated - 2018	Level 1 A$’000	Level 2 A$’000	Level 3 A$’000	Total A$’000

Assets
Ordinary shares - listed	3,680	—	—	3,680
Unlisted options	—	—	656	656

Total Assets	3,680		656	4,336

Liabilities
Contingent Consideration	—	—	2,558	2,558

Total liabilities	—	—	2,558	2,558

There were no transfers between levels during the financial year.

The fair value of contingent consideration related to the acquisition of Glioblast Pty Ltd and the licence agreement is estimated by probability-weighting the expected future cash outflows, adjusting for risk and discounting.

The effects on the fair value of risk and uncertainty in the future cash flows are dealt with by adjusting the estimated cash flows rather than adjusting the discount rate. The estimated cashflows were adjusted based on the directors’ assessment of achieving contracted milestones as disclosed in Note 19. The probabilities used fell in the range of 35% to 55% and were informed by generally accepted industry probabilities of drugs achieving certain milestones in their progression towards registration.

Notes to the financial statements

June 30, 2019

Note 26. Key management personnel disclosures

Compensation

The aggregate compensation made to directors and other members of key management personnel (‘KMP’) of the consolidated entity is set out below:

	2019 A$’000	2018 A$’000	2017 A$’000

Short-term employee benefits	1,176	1636	2,513
Post-employment benefits	84	90	155
Long-term benefits	—	—	—
Termination benefits	—	—	315
Share-based payments	125	117	403

	1,385	1,843	3,386

Please refer to Note 30 for other transactions with key management personnel and their related parties.

Note 27. Remuneration of auditors

During the financial year the following fees were paid or payable for services provided by Grant Thornton Audit Pty Ltd, the auditor of the consolidated entity:

		Consolidated
	2019 A$’000	2018 A$’000	2017 A$’000

Audit services - Grant Thornton Audit Pty Ltd
Audit or review of the financial statements	120	131	132
F3 consent	—	11	—

Other services - Grant Thornton Audit Pty Ltd
Tax compliance services	—	—	—

	120	142	132

Note 28. Contingent liabilities

The consolidated entity is continuing to prosecute its Intellectual Property (‘IP’) rights against an Austrian company, APOtrend. At 30 June 2019 the Austrian Supreme Court has rendered a final decision on the patent infringement. As a result, Kazia is entitled to make a claim against APOtrend in relation to two of the three products which were the subject of the claim, while for the third product, Kazia’s claim was denied. In respect of this third product, APOtrend is entitled to claim compensation for damages caused by a preliminary injunction. At the date of this report, no claim has been made by either party. Kazia is entitled to access APOtrend’s books to calculate a license fee/other payment claims against APOtrend. Kazia is currently trying to enforce this right in court.

The consolidated entity has provided a guarantee to the value of €250,000 (A$387,657) with the court to provide a security for potential damage claims raised by APOtrend (which is not limited to this amount, however). As at 30 June 2019, the receivable balance continues to be fully impaired on the basis that it is unlikely to be recovered.

Notes to the financial statements

June 30, 2019

Note 29. Commitments

Lease commitments comprise contracted amounts for leases of premises. The agreement has a duration less than 12 months from financial year end.

Note 30. Related party transactions

Parent entity

Kazia Therapeutics Limited is the parent entity.

Subsidiaries

Interests in subsidiaries are set out in note 32.

Key management personnel

Disclosures relating to key management personnel are set out in note 26 and the remuneration report included in the directors’ report.

Transactions with related parties

The following transactions occurred with related parties:

		Consolidated
	2019 A$’000	2018 A$’000	2017 A$’000

In addition to Director’s fees, Consultancy fees for executive duties were paid to Kumara Inc., a corporation in which Mr Ian Phillips is a Director and has a beneficial interest	—	—	21
In addition to Director’s fees, Consultancy fees for executive duties Were paid to John O’Connor	—	—	38

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

Contingent liabilities

The parent entity had no contingent liabilities as at 30 June 2019 and 30 June 2018, except as detailed in note 28.

Capital commitments - Property, plant and equipment

The parent entity had no capital commitments for property, plant and equipment at as 30 June 2019 and 30 June 2018.

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

Notes to the financial statements

June 30, 2019

Note 31. Parent entity information

Set out below is the supplementary information about the parent entity.

	Parent
	2019 A$000	2018 A$000

Statement of profit or loss and other comprehensive income
Loss after income tax	(7,198)	(5,378)

Total comprehensive income	(7,198)	(5,378)

	2019 A$000	2018 A$000

Statement of financial position
Total current assets	7,015	7,902
Total assets	20,677	26,818
Total current liabilities	213	1,714
Total liabilities	5,295	6,760
Equity
Contributed equity	36,641	31,576
Other contributed equity	464	464
Reserves	2,489	2,206
Accumulated losses	(24,212)	(14,188)

Total equity	15,382	20,058

Note 32. Interests in subsidiaries

The consolidated financial statements incorporate the assets, liabilities and results of the following subsidiaries in accordance with the accounting policy described in note 2:

		Ownership interest
Name	Principal place of business / Country of incorporation	2019%	2018%

Kazia Laboratories Pty Ltd	Australia	100.00%	100.00%
Kazia Research Pty Ltd	Australia	100.00%	100.00%
Kazia Therapeutics Inc.	United States of America	100.00%	100.00%
Glioblast Pty Ltd	Australia	100.00%	100.00%

Notes to the financial statements

June 30, 2019

Note 33. Earnings per share

	2019 A$’000	2018 A$’000	2017 A$’000

Loss after income tax attributable to the owners of Kazia Therapeutics Limited	(10,270)	(6,039)	(10,670)

Loss after income tax attributable to the owners of Kazia Therapeutics Limited	(10,270)	(6,039)	(10,670)

	Number	Number	Number

Weighted average number of ordinary shares used in calculating basic earnings per share	57,503,555	48,376,525	467,833,849

Weighted average number of ordinary shares used in calculating Diluted earnings per share	57,503,555	48,376,525	467,833,849

	Cents	Cents	Cents
Basic earnings per share	(17.86)	(12.48)	(2.28)
Diluted earnings per share	(17.86)	(12.48)	(2.28)

1,865,000 unlisted convertible notes with a face value of A$464,000, 5,048,266 unlisted options and 3,148,400 listed options have been excluded from the above calculations as they were antidilutive.

Notes to the financial statements

June 30, 2019

Note 34. Share-based payments

The options in tranches 1 - 3 in the table below have been issued as consideration for services rendered in relation to capital raising conducted during a previous year by the consolidated entity.

The options in tranches 4 - 14 in the table below have been issued to employees under the ESOP. In total, A$246,387 (2018: A$165.222) of employee remuneration expense (all of which related to equity-settled share-based payment transactions) has been included in profit or loss during the year and credited to share-based payment reserve.

2019

Grant date	Expiry date	A$ Exercise price	Balance at the start of the year		Granted		Exercised		Forfeited on cessation of employment		Balance at the end of the year

04/03/2015	16/12/2019	$1.500		46,647		—		—		—		46,647
04/03/2015	18/12/2019	$1.500		19,952		—		—		—		19,952
24/06/2015	30/06/2020	$4.000		519,000		—		—		—		519,000
15/11/2015	16/11/2020	$2.200		236,667		—		—		—		236,667
18/03/2016	01/02/2021	$1.990		300,000		—		—		—		300,000
18/03/2016	01/02/2021	$1.990		200,000		—		—		—		200,000
18/03/2016	01/02/2021	$2.610		250,000		—		—		—		250,000
05/09/2016	05/09/2021	$1.630		50,000		—		—		—		50,000
12/10/2016	17/10/2021	$1.560		62,000		—		—		—		62,000
31/10/2016	01/11/2021	$1.380		12,500		—		—		—		12,500
21/11/2016	23/11/2021	$1.380		50,000		—		—		—		50,000
07/08/2017	07/08/2022	$0.670		224,000		—		—		—		224,000
05/02/2018	05/02/2023	$0.780		440,000		—		—		—		440,000
04/01/2019	04/01/2024	$0.492		—		250,000		—		—		250,000

				2,410,766		250,000		—		—		2,660,766

Weighted average exercise price			A$	2.120	A$	0.490	A$	0.000	A$	0.000	A$	1.960

At the end of the period the following options were vested and exercisable:

- Options from Tranche 1 to Tranche 6, Tranches 8, 10 and 11 were vested and exercisable

- Options in Tranches 7 and 14 were unvested

- Options from Tranche 9 and 13 were vested and exercisable as to 50%

- Options from Tranche 12 were vested and exercisable as to 25%

All remaining options are expected to vest in future periods. No options have expired during the financial year.

The weighted average remaining contractual life of options outstanding at the 30 June 2019 is 2.36 years.

Notes to the financial statements

June 30, 2019

Note 34. Share-based payments (continued)

2018

Grant date	Expiry date	A$ Exercise price	Balance at the start of the year		Granted		Exercised		Forfeited on cessation of employment		Balance at the end of the year

04/03/2015	16/12/2019	$1.500		466,470		—		(419,823)		—		46,647
04/03/2015	18/12/2019	$1.500		199,521		—		(179,569)		—		19,952
24/06/2015	30/06/2020	$4.000		5,190,000		—		(4,671,000)		—		519,000
15/11/2015	16/11/2020	$2.200		3,633,334		—		—		(3,396,667)		236,667
18/03/2016	01/02/2021	$1.990		3,000,000		—		(2,700,000)		—		300,000
18/03/2016	01/02/2021	$1.990		2,000,000		—		(1,800,000)		—		200,000
18/03/2016	01/02/2021	$2.610		2,500,000		—		(2,250,000)		—		250,000
05/09/2016	05/09/2021	$1.630		2,000,000		—		(1,800,000)		(150,000)		50,000
12/10/2016	17/10/2021	$1.560		620,000		—		(558,000)		—		62,000
31/10/2016	01/11/2021	$1.380		500,000		—		(450,000)		(37,500)		12,500
21/11/2016	23/11/2021	$1.380		2,000,000		—		(1,800,000)		(150,000)		50,000
07/08/2017	07/08/2022	$0.670		—		224,000		—		—		224,000
05/02/2018	05/02/2023	$0.780		—		440,000		—		—		440,000

				22,109,325		664,000		(16,628,392)		(3,734,167)		2,410,766

Weighted average exercise price			A$	0.244	A$	0.740	A$	0.000	A$	2.140	A$	2.120

*	Options from Tranche 1 to Tranche 6, Tranches 8, 10 and 11 listed above were vested and exercisable at the end of the period.

Options from Tranche 9 listed above include 1/4 vested options at the end of the period.

All remaining options are expected to vest in future periods.

The weighted average remaining contractual life of options outstanding at the 30 June 2018 is 2.97 years.

Employee share options

During the year ended 30 June 2019, 250,000 options have been issued to the employees by the consolidated entity pursuant to the Company’s Employee Share Option Plan.

•	Tranche 14 of 250,000 options vesting equally over 2 years in 6 monthly intervals

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

Notes to the financial statements

June 30, 2019

Note 34. Share-based payments (continued)

Options in Tranches 4 to 14 have various vesting periods and exercising conditions. These options are unlisted as at 30 June 2019.

No dividends are expected to be declared or paid by the consolidated entity during the terms of the options.

The underlying expected volatility was determined by reference to historical data of the Company’s shares over a period of time. No special features inherent to the options granted were incorporated into measurement of fair value.

Based on the above assumptions, the table below sets out the valuation for each tranche of options:

Grant date	Expiry date	A$ Share price at Grant Date	Exercise price	Volatility (%)	Remaining Life (years)	Risk free Rate (%)	Fair value per option

04/03/2015	16/12/2019	$0.180	$1.500	120.00%	2.46	2.07%	$1.500
04/03/2015	18/12/2019	$0.180	$1.500	120.00%	2.47	2.07%	$1.500
24/06/2015	30/06/2020	$0.245	$4.000	150.00%	3.00	2.02%	$2.170
15/10/2015	16/11/2020	$0.140	$2.200	158.11%	3.38	2.04%	$1.280
18/03/2016	01/02/2021	$0.115	$1.990	130.00%	3.59	2.00%	$0.810
18/03/2016	01/02/2021	$0.115	$1.990	130.00%	3.59	2.00%	$0.860
18/03/2016	01/02/2021	$0.115	$2.610	130.00%	3.59	2.00%	$0.870
05/09/2016	05/09/2021	$0.105	$1.630	122.00%	4.19	1.60%	$0.840
12/10/2016	17/10/2021	$0.098	$1.560	122.00%	4.30	1.89%	$0.780
31/10/2016	01/11/2021	$0.090	$1.380	122.00%	4.34	1.87%	$0.720
21/11/2016	23/11/2021	$0.092	$1.380	122.00%	4.40	2.10%	$0.730
07/08/2017	07/08/2022	$0.430	$0.670	74.50%	4.00	1.95%	$0.206
05/02/2018	05/02/2023	$0.500	$0.780	74.50%	3.00	1.95%	$0.200
04/01/2019	04/01/2024	$0.340	$0.492	74.50%	3.00	1.95%	$0.140

Notes to the financial statements

June 30, 2019

Note 35. Settlement of legal proceedings

In the prior financial year, the consolidated entity reached an agreement with another ASX listed company, Noxopharm Limited, in relation to that company’s key asset, NOX66. Under this agreement, the consolidated entity has released Noxopharm Limited from any claims of ownership it believes it may have had of NOX66 or the IP and technology that underpins it. In return, the consolidated entity received the following:

1) 5,970,714 ordinary shares in Noxopharm Limited, held under voluntary escrow until 14 June 2018 (value at date of settlement: A$6,490,680);

2) 3,000,000 unlisted options in Noxopharm Limited, with an exercise price of $0.80, expiring 18 January 2020, unable to be exercised prior to 18 July 2018 (value at date of settlement: $1,770,000);

3) Extinguishment of certain convertible notes (book value: $136,000); and

4) a cash payment of $165,000 (including GST) from Noxopharm Limited.

Items 1,2 and 4, totalling $8,410,680 net of GST, have been reflected in the profit and loss as ‘other income’ while item 3, representing $136,000, has been dealt with as a movement in equity in the 2018 financial year.

Note 36. Subsequent events

Since the end of the financial year the Company signed an agreement with Memorial Sloan Kettering Cancer Center (MSK) in New York, whereby MSK will investigate the potential use of Kazia’s investigational new drug, GDC-0084, in combination with radiotherapy in a phase I clinical trail for cancer that has spread to the brain (brain metastases and leptomeningeal metastases). This research will explore a new use of GDC-0084 and will run concurrently with other ongoing studies in different forms of brain cancer.