Form 20-F
period 2020-06-30
KAZIA THERAPEUTICS LTD
filed 2020-10-22
CIK 1075880

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2020

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

The number of outstanding Ordinary Shares of the issuer as at June 30, 2020, was 94,598,369.

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

A. Selected financial data

The selected financial data have been derived from the consolidated financial statements of the Company as of June 30, 2020 and 2019 and for the fiscal years ended June 30, 2020, 2019 and 2018 included in this Annual Report. The selected financial data as of June 30, 2018, 2017 and 2016 and for the years ended June 30, 2017 and 2016 have been derived from the consolidated financial statements of the Company that are not included in this Annual Report. This data should be read in conjunction with, and are qualified in their entirety by, reference to those statements and the notes thereto.

This financial report complies with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The consolidated financial statements have been audited in accordance with the Public Company Accounting Oversight Board (“PCAOB”) auditing standards in the United States by the Company’s independent registered public accounting firm. The Company’s fiscal year ends on June 30. As used throughout this Annual Report, the word “fiscal” followed by a year refers to the 12-month period ended on June 30 of that year. For example, the term “fiscal 2020” refers to the 12 months ended June 30, 2020. Except as otherwise indicated, all dollar amounts referred to in this Annual Report are at the consolidated level and exclude inter-company amounts.

Summary of consolidated profit or loss and other comprehensive income (IFRS)	2016 A$’000	2017 A$’000	2018 A$’000	2019 A$’000	2020 A$’000

Revenue and other income	4,071	8,812	13,108	1,565	1,061

Loss before income tax expense from continuing operations	(12,155)	(10,869)	(6,344)	(10,568)	(12,765)

Profit after income tax expense from discontinued operations	—	—	—	—	—

Loss after income tax expense for the year	(12,155)	(10,670)	(6,039)	(10,270)	(12,467)

Net (loss) attributable to members of Kazia Therapeutics Limited	(12,062)	(10,670)	(6,039)	(10,270)	(12,467)

Earnings (loss) per share from continuing operations attributable to the owners of Kazia Therapeutics Limited
Basic (loss) per share (cents per share)	(2.82)	(2.28)	(12.48)	(17.86)	(17.07)
Diluted (loss) per share (cents per share)	(2.82)	(2.28)	(12.48)	(17.86)	(17.07)

Weighted average number of ordinary share shares used to calculate earnings per share	427,431,910	467,833,849	48,376,525	57,503,555	73,053,514

Number of outstanding ordinary shares at year end	429,733,982	483,287,914	48,409,621	62,166,673	94,598,369

Summary of consolidated financial position (IFRS)	2016 A$’000	2017 A$’000	2018 A$’000	2019 A$’000	2020 A$’000

Cash and cash equivalents	33,453	14,455	5,956	5,434	8,764

Total assets	35,517	35,910	28,175	21,177	23,063

Net assets/Equity	33,931	25,338	19,242	14,195	14,125

Debt	—	—	—	—	—

Capital Stock	191,301	193,769	31,576	36,642	48,781

The Company publishes its consolidated financial statements expressed in Australian dollars. In this Annual Report, references to “U.S. dollars” or “US$” are to the currency of the United States of America (“U.S.”) and references to “Australian dollars”, “$” or “A$” are to the currency of Australia. For the convenience of the reader, this Annual Report contains translations of certain Australian dollar amounts into U.S. dollars at specified rates. These translations should not be construed as representations that the Australian dollar amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. Unless otherwise stated, the translations of Australian dollars into U.S. dollars have been made at the rate of US$0.6863 = A$1.00, the foreign exchange rate as issued weekly by the Board of Governors of the Federal Reserve System (www.federalreserve.gov/releases) on June 30, 2020.

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

We are a biotechnology company and have not yet generated significant revenue. We have incurred losses of A$6.0 million, A$10.3 million and A$12.5 million for the fiscal years ended June 30, 2018, 2019 and 2020, respectively. We have not generated any revenues from sales of any of our product candidates.

As of June 30, 2020, we had accumulated losses of A$36.2 million. We have devoted most of our financial resources to research and development, including our clinical and preclinical development activities. To date, we have financed our operations primarily through the issuance of equity securities, research and development grants from the Australian government and payments from our collaboration partners. We have not generated, and do not expect to generate, any significant revenue for the foreseeable future, and we expect to continue to incur significant operating losses for the foreseeable future due to the cost of research and development including clinical trials and the regulatory approval process for product candidates. The amount of our future net losses is uncertain and will depend, in part, on the rate of our future expenditures. Our ability to continue operations will depend on, among other things, our ability to obtain funding through equity or debt financings, strategic collaborations or grants.

We expect to continue to incur significant expenses and similar or increasing operating losses for the foreseeable future. We anticipate that our expenses will increase substantially if and as we:

•	continue our research and clinical development of our product candidates;

•	expand the scope of our current clinical studies for our product candidates or initiate additional clinical or other studies for product candidates;

•	seek regulatory and marketing approvals for any of our product candidates that successfully complete clinical trials;

•	further develop the manufacturing process for our product candidates;

•	change or add additional manufacturers or suppliers;

•	seek to identify and validate additional product candidates;

•	acquire or in-license other product candidates and technologies;

•	maintain, protect and expand our intellectual property portfolio;

•	create additional infrastructure to support our operations as a public company in the United States and our product development and future commercialization efforts; and

•	experience any delays or encounter issues with any of the above.

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

The Company’s lead programs include paxalisib (formerly GDC-0084), a small molecule inhibitor of the PI3K/Akt/mTor pathway, and Cantrixil (TRX-E-002-1), a small molecule agent with activity against tumor-initiating cells. However, even though progress has been made, such as the clinical validation of the PI3K/Akt/mTor pathway as a target for oncology therapies, developments of our product candidates may prove unsuccessful, after completion of clinical trials, due to any failure to provide any beneficial effect to cancer patients. It is possible that either or both agents may fail to show sufficient benefit as a treatment for cancer to become commercially viable products.

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

The Company has limited cash resources and will periodically need additional funds to maintain the planned level of R&D activity. We expect to consume cash and incur operating losses for the foreseeable future as the Company continues developing its oncology drug candidates. The impact on cash resources and results from operations will vary with the extent and timing of future clinical trial programs. While it is not possible to make accurate predictions of future operating results, we expect existing cash and cash equivalents will be sufficient to enable us to continue our research and development activities until approximately the first quarter of calendar 2022.

As at June 30, 2020, we had cash in hand and at bank of A$8.8 million and further readily realizable assets of A$1.0 million. The financial statements have been prepared on a going concern basis, which contemplates continuity of normal activities and realisation of assets and settlement of liabilities in the normal course of business. As is often the case with drug development companies, our ability to continue as a going concern is dependent upon our ability to derive sufficient cash from investors, from licensing and partnering activities and from other sources of revenue such as grant funding. The directors have considered the cash flow forecasts and the funding requirements of the business and are confident that the strategies in place are appropriate to generate sufficient funding to allow us to continue as a going concern.

If the Company is unable to obtain additional funds on favorable terms or at all, it may be required to cease or reduce its operations. Also, if the Company raises more funds by selling additional securities, the ownership interests of holders of its securities will be diluted.

From time to time we receive Australian government research and development grants. If we lose funding from these research and development grants or fail to qualify for the R&D cash rebate, we may encounter difficulties in the funding of future research and development projects, which could harm our operating results.

We have historically received grants through the Australian federal government’s Research and Development Tax Incentive program (“R&D tax rebate”), under which the government provides a cash refund for a percentage of eligible research and development expenditures by small Australian entities (defined as Australian entities with less than A$20 million in revenue) having a tax loss. The R&D tax rebate is made by the Australian federal government for eligible research and development purposes based on the filing of an annual application. We received R&D tax rebates during fiscal 2019 and 2020 of A$1.4 million and A$1.0 million, respectively. In respect of fiscal 2020, we estimate the rebate which will be received in early fiscal 2020 and have accrued an amount of A$1.0 million as income in the statement of profit or loss and other comprehensive income. This rebate is available for our research and development activities in Australia, as well as activities in the United States and other countries to the extent such non-Australian based expenses relate to our activities in Australia, do not exceed 50% of the expenses for the relevant activities and are approved by the Australian government.

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

Negative conditions in the global economy, including credit markets and the financial services industry, have generally made equity and debt financing more difficult to obtain, and may negatively impact the Company’s ability to complete financing transactions. For instance, the current COVID-19 global pandemic has negatively affected the global economy and has created uncertainties in the financial markets and volatility in stock markets, which increases the risk of capital raisings being unsuccessful for issuers that need funds to finance their business operations. The duration and severity of these conditions is uncertain, as is the extent to which they may adversely affect the Company’s business and the business of current and prospective vendors and collaborators. If negative global economic conditions persist or worsen, the Company may be unable to secure additional funding to sustain its operations or to find suitable collaborators to advance its internal programs, even if positive results are achieved from research and development efforts.

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

From time to time, we may consider additional strategic transactions, such as collaborations, acquisitions, asset purchases or sales and out- or in-licensing of product candidates or technologies. In particular we will evaluate and, if strategically attractive, seek to enter into additional collaborations, including with major biotechnology or pharmaceutical companies. The competition for collaborators is significant, and the negotiation process is time-consuming and complex. Any new collaboration may be on terms that are not optimal for us, and we may not be able to maintain any new or existing collaboration if, for example, development or approval of a product candidate is delayed, sales of an approved product candidate do not meet expectations or the collaborator discontinues the collaboration. Any such collaboration, or other strategic transaction, may require us to incur non-recurring or other charges, increase our expenditures, pose significant integration or implementation challenges or disrupt our management or business.

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

We have not carried out any analysis as to whether we have met the COT or, failing the COT, the SBT or similar business test over relevant periods. In addition, future shareholding changes may result in a significant ownership change for us. It is therefore uncertain as to whether any of our tax losses carried forward as of June 30, 2020 will be available to be carried forward and available to offset our assessable income, if any, in future periods.

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

In April 2015, the FDA granted orphan drug designation in the United States for Cantrixil (TRX-E-002-1), in February 2018, the FDA granted orphan drug designation status in the United States for paxalisib (formerly GDC-0084) for the treatment of glioblastoma, and in August 2020, the FDA granted orphan drug designation status in the United States for paxalisib (formerly GDC-0084) for the treatment of malignant glioma, which includes DIPG, a rare and highly aggressive childhood brain cancer. Even if we obtain orphan drug exclusivity for additional products in the United States or other jurisdictions, that exclusivity may not effectively protect the product from competition because different drugs can be approved for the same condition, and the same drug could be approved for a different condition. Moreover, even after an orphan drug is approved, the FDA can subsequently approve the same drug, made by a competitor, for the same condition if the FDA concludes that the competitive product is clinically superior in that it is shown to be safer, more effective or makes a major contribution to patient care.

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

The Company does not intend to manufacture the drug product candidates in-house, and it will rely on third parties for drug supplies both for clinical trials and for commercial quantities in the future. The Company has taken the strategic decision not to manufacture active pharmaceutical ingredients (“API”) for the drug candidates, as these can be more economically supplied by third parties with particular expertise in this area. The Company outsources the manufacture of its drug products and their testing to FDA requirements. The Company uses contract facilities that are registered with the FDA, have a track record of large-scale API manufacture, and have already invested in capital and equipment. The Company has no direct control over the cost of manufacturing its product candidates. If the cost of manufacturing increases, or if the cost of the materials used increases, these costs may be passed on, making the cost of conducting clinical trials more expensive. Increases in manufacturing costs could adversely affect the Company’s future profitability if it was unable to pass all of the increased costs along to its customers.

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

If the market price of the Company’s ADSs falls and remains below US$5.00 per share, under stock exchange rules, the Company’s stockholders will not be able to use such ADSs as collateral for borrowing in margin accounts. This inability to use ADSs as collateral may depress demand as certain institutional investors are restricted from investing in securities priced below US$5.00 and may lead to sales of such ADSs, creating downward pressure on and increased volatility in the market price of the Company’s ordinary shares and ADSs.

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

B. Business overview

Since its inception in 1994, the principal business of the Company has been pharmaceutical drug development. The Company is an emerging oncology-focused biotechnology company that has a portfolio of development candidates, diversified across several distinct technologies, with the potential to yield first-in-class and best-in-class agents in a range of oncology indications. The lead drug candidate is paxalisib (formerly GDC-0084), a small molecule inhibitor of the PI3K / AKT / mTOR pathway, which is involved in five active trials as follows:

•	A Kazia-sponsored Phase II clinical trial to examine paxalisib in glioblastoma, the most common malignant and highly aggressive form of primary brain tumor in adults;

•

A Phase I clinical trial examining paxalisib in diffuse intrinsic pontine glioma (DIPG), a rare but very aggressive form of childhood brain cancer. This trial is being run by St Jude Children’s Research Hospital;

•	A Phase II study being conducted at Dana-Farber Cancer Institute, examining breast cancer metastases – breast cancer which has spread to the brain – in combination with Herceptin;

•

paxalisib is participating in an NCI funded multi-drug study of brain metastases – cancer which has spread to the brain from any primary tumor. This study is a Phase II trial and is being conducted by the Alliance for Clinical Trials in Oncology; and

•	Memorial Sloan Kettering Cancer Center is investigating the potential use of paxalisib in combination with radiotherapy in a Phase I clinical trial for cancer which has spread to the brain.

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

Research and Development

Paxalisib (formerly GDC-0084)

The Company’s lead development candidate is paxalisib (formerly known as GDC-0084), a small molecule, brain-penetrant inhibitor of the PI3K / Akt / mTor pathway, that is being developed as a potential therapy for glioblastoma (GBM), the most common most aggressive form of primary brain tumour in adults, as well as other forms of brain cancer. Paxalisib is orally administered and is presented in a 15mg capsule formulation. The development candidate was granted orphan designation for treatment of glioblastoma by the FDA in February 2018, and for treatment of malignant glioma in August 2020. In addition, in August 2020, the FDA awarded Rare Pediatric Disease Designation (RPDD) to paxalisib for the treatment of diffuse intrinsic pontine glioma (DIPG), a rare and highly-aggressive childhood brain cancer, and also Fast Track Designation (FTD) to paxalisib for the treatment of glioblastoma, the most common and the most aggressive form of primary brain cancer in adults.

Paxalisib was developed by Genentech, Inc (headquartered in California) and the Company entered into a worldwide exclusive license for the asset in October 2016. Prior to this transaction, Genentech had completed an extensive preclinical development program that provided convincing validation for paxalisib as a potential drug for brain cancer. Genentech also completed a phase I clinical trial in 47 patients with advanced recurrent grade III and grade IV glioma. The most common adverse events were oral mucositis and hyperglycemia. Per RANO criteria, 40% of patients exhibited a best observable response of stable disease, and 26% demonstrated a metabolic partial response on FDG-PET.

The development candidate was granted the International Non-Proprietary Name (INN) ‘paxalisib’ by the World Health Organisation in December 2019. This was confirmed as the United States Adopted Name (USAN) by the USAN Council in April 2020.

During the period, the Company has completed recruitment to a phase IIa clinical study in patients with newly-diagnosed glioblastoma who exhibit unmethylated MGMT promotor status (NCT03522298). Unmethylated MGMT status confers near-total resistance to temozolomide, the existing standard of care, and represents approximately two-thirds of the total incident GBM population. This phase IIa study recruited patients at five centres in the United States.

In May 2019, the Company reported interim data from the initial dose escalation component of the study. In the newly-diagnosed population, a maximum tolerated dose (MTD) of 60mg was achieved, which is higher than the MTD of 45mg reported in the phase I study in recurrent patients. Adverse events were generally mild and reversible. Dose-limiting toxicities of mucositis and hyperglycemia were consistent with the PI3K inhibitor class and with prior clinical experience of this agent. In November 2019, the company reported initial interim efficacy data from the dose escalation component at the Society for Neuro-Oncology (SNO) Annual Meeting. These data showed a median progression-free survival of 8.4 months, which compares favourably in an indirect comparison to temozolomide, the existing standard of care, which is associated with a mPFS of 5.3 months in this population. In June 2020, an additional interim analysis was presented at the American Association of Cancer Research (AACR) Virtual Annual Meeting II, which showed a mPFS of 8.5 months on the entire data set and a median overall survival (OS) of 17.7 months. The corresponding figure for temozolomide is 12.7 months. Final data is expected in late CY2020 or early CY2021.

In February 2020, the Company’s collaborators at St Jude Children’s Research Hospital in Memphis completed recruitment to a phase I investigator-initiated clinical study of paxalisib in diffuse intrinsic pontine glioma (DIPG), a rare but highly-aggressive childhood brain cancer with no approved pharmacological treatments (NCT03696355). The St Jude study seeks to establish an MTD in the paediatric population before enrolling an expansion cohort to seek definitive signals of efficacy. The St Jude study is primarily funded by the hospital, with support via a financial grant from Kazia. In September 2019, the company announced that a pediatric MTD of 27 mg/m2 had been determined, which is approximately comparable to the doses used in adult clinical studies. Initial interim efficacy data is expected in 2H CY2020.

A phase II investigator-initiated clinical study is ongoing at Dana-Farber Cancer Institute in Boston, MA, exploring paxalisib in combination with Herceptin (trastuzumab) for HER2+ breast cancer brain metastases, a population for which there are again no approved pharmacological treatments (NCT03765983). The Dana-Farber study is primarily funded by the hospital, with support via a financial grant from Kazia. Initial interim efficacy data is expected in 2H CY2020.

In May 2019, the Company joined a phase II clinical study sponsored by the Alliance for Clinical Trials in Oncology, a large academic research organisation, and funded by the US National Cancer Institute (NCT03994796). The Alliance study is a genomically-guided, multi-drug study in patients with brain metastases from any primary tumour. Those with mutations affecting the PI3K / Akt / mTOR pathway will be assigned to receive paxalisib, while patients with other driving mutations may receive abemaciclib (Eli Lilly & Company) or entrectenib (Genentech, Inc). The study commenced recruitment on schedule in July 2019, and is expected to recruit approximately 150 patients, evenly divided between the three treatment arms, over the course of a two-year period. The company is not yet in a position to provide guidance on the timing of likely data read-outs.

In July 2019, the Company entered into a collaboration with researchers at Memorial Sloan Kettering Cancer Center in New York, NY to conduct a phase I clinical study with paxalisib in combination with radiotherapy for brain metastases and leptomeningeal metastases (NCT04192981). The Sloan Kettering study is primarily funded by the hospital, with support via a financial grant from Kazia. Recruitment commenced in Q4 CY2019 and the study is ongoing.

In September 2020 the Company announced a further collaboration with Dana-Farber Cancer Institute to investigate the use of paxalisib in primary central nervous system (CNS) lymphoma, a potential new indication for the drug.

In December 2019, the company entered into a preliminary agreement with the Global Coalition for Adaptive Research (GCAR), a US-based 501(C)(3) non-profit organisation dedicated to advancing the development of new therapies via the application of cutting edge statistical methodologies. The agreement relates to set-up work for the planned entry of paxalisib into GBM AGILE, an international multi-drug platform study in glioblastoma that is sponsored by GCAR. The first agent to enter GBM AGILE was Bayer’s Stivarga (regorafenib), and paxalisib was invited onto the study as the second agent by GCAR’s Arm Selection Committee in 4Q CY2019. It is envisaged that further agents will be added in due course. GBM AGILE is heavily supported by clinicians and regulatory agencies, and provides an optimal path to market for paxalisib in glioblastoma. As a result, the Company has discontinued development of its own planned phase III clinical study and has adopted GBM AGILE as the pivotal study for registration of paxalisib. It is expected that recruitment to the paxalisib arm will commence in the last quarter of calendar 2020.

Two key research papers were published in relation to paxalisib during FY2020. First, a paper by Wen et al. in Clinical Cancer Research presented a definitive analysis of the Genentech phase I clinical study in recurrent glioma. This data had previously only been available to researchers via a 2016 ASCO poster. Second, Ellingson et al. published a paper in the same journal detailing a post hoc analysis of the Genentech phase I study, using advanced imaging analysis methodologies. The Ellingson analysis was able to correlate plasma concentrations of paxalisib with pharmacodynamic changes on MRI and PET, and to also connect those changes with progression-free survival. As such, the analysis provides a powerful pharmacodynamic proof-of-concept for the drug in glioblastoma.

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

In December 2016, the Company commenced a phase I clinical trial of Cantrixil in patients with ovarian cancer (NCT02903771). The study is designed to establish the safety and tolerability of the development candidate, to determine a Maximum Tolerated Dose (MTD), and to explore indicative signals of clinical efficacy. Data from the initial dose escalation cohort was reported at the American Association of Cancer Research meeting in April 2019. Cantrixil was broadly well-tolerated, and an MTD of 5 mg/kg was determined. Dose-limiting toxicities were generally gastrointestinal in nature. The company presented an interim efficacy analysis at the American Association of Cancer Research (AACR) Virtual Annual Meeting II, which reported a median progression-free survival of 5.5 months. Of 16 evaluable patients, one exhibited a complete response (CR), and two demonstrated a partial response to treatment (PR), making for an overall response rate (ORR) of 19%. The Company expects to report final data from this study by the end of calendar 2020.

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

Product and Corporate Developments during Fiscal 2020

The Company continued to pursue its strategy of focusing resources on clinical programs, being those most likely to provide a return to shareholders.

In November 2019, the Company raised $3.7 million (net of costs) from a share placement to industry investors, and in April/May 2020, the Company raised an additional $8.4 million (net of costs) from a share placement to industry investors, as well as a Share Purchase Plan to qualifying shareholders. Together these two sources of funds substantially funded the operations of the Company for fiscal 2020.

In October 2020, the Company raised a further $23 million (net of costs) from a fully underwritten entitlement offer to eligible shareholders. The funds raised will provide funding for the GCAR study.

As well as our two ongoing clinical trials, the Company’s assets are now also involved in a further five clinical trials, all being conducted by world renowned research organization and principally funded by parties other than Kazia, giving us multiple opportunities to realise value from our drugs.

The Company has continued to make all efforts to improve operating efficiency and maintain the current low rate of G&A costs, allowing the bulk of the company’s funds to be directed towards our research and development activities. Cash outlaid in relation to our clinical programs represented 72% of the total cash outlay for the year, as compared to 63% in the prior fiscal period.

C. Organizational structure

Kazia Therapeutics Limited is incorporated in Australia and has the following wholly-owned subsidiaries:

Name	Country of incorporation

Kazia Laboratories Pty Ltd	Australia
Kazia Research Pty Ltd	Australia
Kazia Therapeutics Inc.	United States (Delaware)
Glioblast Pty Ltd	Australia

D. Property, plant and equipment

During fiscal 2020, the Company continued to work out of a serviced office in Sydney that is subject to a renewable one-year workspace license agreement.

Item 4A.	Unresolved Staff Comments

None.

Item 5.	Operating and Financial Review and Prospects

Critical accounting policies

We prepare our financial statements in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). As such, we are required to make certain estimates, judgments, and assumptions that management believes are reasonable based upon the information available. These estimates, judgments and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. The critical accounting policies are summarized in Item 18. “Financial Statements—Note 3 – Critical Accounting Policies”.

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

The following tables provide a summary of revenues and income for the past three fiscal years:

	For the fiscal year ended June 30,
	2020	2019	2018
	A$’000	A$’000	A$’000
Revenue	—	—	119
Finance income	66	100	—
Other income:
Net foreign exchange gain	5	—	224
Payroll tax rebate	2	—	—
Reimbursement of expenses	—	25	8
Gain on legal settlement	—	—	8,411
Research and development rebate	968	1,431	2,200
Subsidies and grants	20	9	685
Gain on Revaluation of Contingent Consideration	—	—	1,461

Total revenue and other income	1,061	1,565	13,108

Fiscal 2020 compared to fiscal 2019

Finance income and other income

The Company earns interest income derived from interest bearing bank account, which is directly linked with the amounts held on deposit. The amount of finance income earned decreased as a result of decreased cash balances as well as lower interest rates enjoyed during the year.

Research and development rebate decreased from A$1.4 million in fiscal 2019 to A$1.0 million in fiscal 2020. The key factor influencing this reduction was the reduced level of R&D expenditure incurred in Australia during fiscal 2020 because the majority of the R&D expenditure on the paxalisib trials is expended in the United States and is therefore not eligible for the rebate. We expect an increasing amount of our R&D expenditure to occur in the United States and, as a result, we expect our R&D rebate from the Australian government to continue to decline.

Expenses

Research and development expenses increased from A$6.5 million in fiscal 2019 to A$9.5 million in fiscal 2020 (47%) as a result of the development in the Company’s two main clinical programs, particularly the Kazia-sponsored Phase II clinical trial to examine paxalisib in glioblastoma.

General and administrative costs decreased slightly from A$3.8 million in fiscal 2019 to A$3.7 million in fiscal 2020 (-3%) as a result of the Company’s continued focus on cost containment during fiscal 2020.

Net loss

The Company’s loss after income tax increased from A$10.3 million in fiscal 2019 to A$12.5 million in fiscal 2020. The change was mainly as a result increased R&D expenditure during the fiscal 2020 as described above, as well as the lower research and development rebate received from the Australian government in fiscal 2020, also as described above.

Fiscal 2019 compared to fiscal 2018

This analysis can be found in Item 5 of the Company’s annual report on Form 20-F for fiscal 2019.

B. Liquidity and capital resources

We have incurred cumulative losses and negative cash flows from operations since our inception and, as of June 30, 2020, we had accumulated losses of A$36.2 million. We anticipate that we will continue to incur losses for at least the next several years. We expect that our research and development expenditure will continue to increase and, as a result, we will need additional capital to fund our operations, which we may raise through a combination of equity offerings, other third-party funding, and other collaborations, strategic alliances and licensing arrangements.

We had no borrowings in fiscal 2020 and do not currently have a credit facility.

As of June 30, 2020, we had cash and cash equivalents of A$8.8 million. Cash in excess of immediate requirements is invested in accordance with our investment policy, primarily with a view to liquidity and capital preservation. Currently, our cash and cash equivalents are held in bank accounts. Our short-term investments consist of term deposits with maturity within 90 days. At June 30, 2020, term deposits amounting to A$7.5 million had a weighted average interest rate of 0.95%.

We expect to consume cash and incur operating losses for the foreseeable future as the Company continues developing its oncology drug candidates. The impact on cash resources and results from operations will vary with the extent and timing of the future clinical trial programs. The financial statements have been prepared on a going concern basis, which contemplates continuity of normal activities and realization of assets and settlement of liabilities in the normal course of business. As is often the case with drug development companies, the Company’s ability to continue its development activities as a going concern is dependent upon it deriving sufficient cash from investors, from licensing and partnering activities and from other sources of revenue such as grant funding. The directors have considered the cash flow forecasts and the funding requirements of the business and are confident that the strategies in place are appropriate to generate sufficient funding to allow us to continue as a going concern.

Cash flows

The following table set forth the sources and uses of cash for the past three fiscal years:

(in A$ thousands)	2020	2019	2018
Net cash used in operating activities	(8,809)	(6,714)	(8,661)
Net cash from investing activities	—	2,359	150
Net cash from financing activities	12,139	3,815	—

Operating activities. Net cash used in operating activities for the three fiscal years primarily represents net outflows for the cost of the R&D programs and the general and administrative costs of running the business. This amount is heavily impacted by the cost of the clinical programs, as well as cost containment measures adopted to manage the general and administrative costs of the business.

Investing activities. Net cash from investing activities in fiscal 2018 represents the cash portion of a legal settlement while the cash inflow in fiscal 2019 represents funds generated from the sale of shares in a listed entity, which were obtained via the settlement of an IP dispute.

Financing activities. Net cash from financing activities in fiscal 2020 and 2019 arose as a result of private placements of ordinary shares to institutional investors in certain countries as well as Share Purchase Plans to shareholders in Australia. No such financing activity occurred in fiscal 2018.

At June 30, 2020, the Company did not hold any derivative financial instruments for managing its foreign currency; however, the Company may from time to time enter into hedging arrangements where circumstances are deemed appropriate.

The Company believes that its future ability to fund its operations will depend on deriving sufficient cash from investors through successful capital raisings, from licensing and partnering activities and government grants.

The Company had no commitments for capital expenditure at the end of fiscal 2020.

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

During fiscal 2019 the Company issued 13,757,052 ordinary shares. The details of these share issues are as follows:

•	In October 2018 the Company issued 8,900,001 shares to industry funds and other investors and raised A$3,382,000 before costs.

•	In November 2018, the Company issued 2,820,824 shares in relation to a milestone associated with the acquisition of Glioblast Pty Limited

•	In November 2018 the Company issued 2,036,227 shares to qualifying existing shareholders under the Company’s Share Purchase Plan, raising funds of A$773,760 before costs.

During fiscal 2020 the Company issued 32,431,696 ordinary shares. The details of these share issues are as follows:

•	In November 2019, the Company issued 10,000,000 shares to industry funds and other investors and raised A$4,000,000 before costs.

•	In April 2020, the Company issued 18,041,667 shares to industry funds and other investors and raised A$7,216,667 before costs.

•	In May 2020 the Company issued 4,390,010 shares to qualifying existing shareholders under the Company’s Share Purchase Plan, raising funds of A$1,756,004 before costs.

During fiscal 2020, 19 options were exercised raising A$76.

Foreign currency fluctuations were not material for the Company in fiscal 2020. See Item 18. “Financial Statements—Note 22 – Financial Instruments” for disclosures about financial risk management including interest rate risk, foreign currency risk and liquidity risk.

Convertible note (Triaxial) carrying value of A$464,000

During the year ended June 30, 2013 the Company issued Convertible Notes with a face value of A$1,500,000 to Triaxial in consideration of the acquisition of patents and intellectual property assets. The terms of these Convertible Notes were amended on December 4, 2014. The amended terms allow the conversion of debt into ordinary shares, provided that the Company achieves certain milestones. Accordingly, the Convertible Note has been reclassified as an equity instrument rather than debt instrument.

During fiscal 2017, Kazia reached two milestones that triggered the conversion of a portion of its Convertible Notes. On September 14, 2016 the directors approved the issue of 20,000,000 ordinary shares as a consequence of a conversion of A$500,000 of the Convertible Notes, and on November 1, 2016 a further 16,000,000 ordinary shares were issued as a result of the conversion of a further portion of the Convertible Notes. During fiscal 2018, one of the noteholders waived his rights to the remaining tranche of convertible notes, resulting in the reduction of the convertible note carrying value by a further A$136,000. As of June 30, 2020, the Convertible Notes carrying value amounts to A$464,000.

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

In fiscal 2020, 2019 and 2018 we spent, respectively, a total of A$9.5 million, A$6.5 million and A$9.8 million on company-sponsored research and development activities. We plan to increase our research and development expenses for the foreseeable future as we continue the development of product candidates and explore further potential applications of our technology.

D. Trend Information

Subject to the risk factors discussed in Item 3D, we have a reasonable expectation that during fiscal 2021:

•	Final results will be reported from the phase II clinical trial of paxalisib in glioblastoma;

•	Final results will be reported from the phase I clinical trial of Cantrixil (TRX-E-002-1) in ovarian cancer;

•	Interim results will be reported from the phase I clinical trial of paxalisib in DIPG at St Jude Children’s Research Hospital;

•	Interim results will be reported from the phase II clinical trial of paxalisib in HER2+ brain metastases at Dana-Farber Cancer Institute; and

•	Recruitment will commence to the GBM AGILE pivotal study of paxalisib in glioblastoma.

In parallel, the Company continues to actively explore licensing and partnering opportunities with other companies that have the potential to effect further refinements in the scope of the Company’s business.

E. Off-balance sheet arrangements

The Company does not have any off-balance sheet arrangements.

F. Tabular disclosure of contractual obligations

The Company does not have any contractual obligations for future periods as at June 30, 2020.

Item 6.	Directors, Senior Management and Employees

A. Directors and Senior Management

The names and details of the Company’s Directors and senior management at the date of this report are as follows:

Iain Ross	Chairman, Non-Executive Director
Bryce Carmine	Non-Executive Director
Steven Coffey	Non-Executive Director
James Garner	Managing Director, Chief Executive Officer
Kate Hill	Company Secretary
Gabrielle Heaton	Director of Finance and Administration

Directors were in office for the entire period unless otherwise stated.

Names, titles, experience and expertise

Name:	Iain Ross
Title:	Chairman, Non-Executive Director
Experience and expertise:	Iain, based in the UK, is an experienced Director and has served on a number of Australian company boards. He is Chairman of Redx Pharma plc (LSE:REDX), Silence Therapeutics plc (LON:SLN) and Biomer Technology Limited. In his career he has held senior positions in Sandoz AG, Fisons Plc, Hoffmann-La Roche AG and Celltech Group Plc and also undertaken a number of start-ups and turnarounds on behalf of banks and private equity groups. His track record includes multiple financing transactions having raised in excess of £300 million, both publicly and privately, as well as extensive experience of divestments and strategic restructurings and has over 20 years in cross-border management as a Chairman and CEO. He has led and participated in six four London Stock Exchange (‘LSE’) Initial Public Offerings,(4 LSE, 1 ASX, 1 NASDAQ) and has direct experience of mergers and acquisitions transactions in Europe, USA and the Pacific Rim.
Other current directorships:	Redx Pharma plc (LSE:REDX), Silence Therapeutics plc (LON:SLN)
Special responsibilities:	Member of Remuneration and Nomination Committee, Member of the Audit, Risk and Governance Committee.

Name:	Bryce Carmine
Title:	Non-Executive Director
Experience and expertise:	Bryce spent 36 years working for Eli Lilly & Co. and retired as Executive Vice President for Eli Lilly & Co, and President, Lilly Bio-Medicines. Prior to this he led the Global Pharmaceutical Sales and Marketing and was a member of the Company’s Executive Committee. Bryce previously held a series of product development portfolio leadership roles culminating when he was named President, Global Pharmaceutical Product Development, with responsibility for the entire late-phase pipeline development across all therapeutic areas for Eli Lilly. During his career with Lilly, Bryce held several country leadership positions including President Eli Lilly Japan, Managing Dir. Australia/NZ & General Manager of a JV for Lilly in Seoul, Korea. Bryce is currently Chairman and CEO of HaemaLogiX Pty Ltd, a Sydney based privately owned biotech.
Other current directorships:	None
Special responsibilities:	Chair of Remuneration and Nomination Committee, member of Audit, Risk and Governance Committee.

Name:	Steven Coffey
Title:	Non-Executive Director
Experience and expertise:	Steven is a Chartered Accountant and registered company auditor and has over 35 years experience in the accounting and finance industry. He has been a partner in the chartered accounting firm Watkins Coffey Martin since 1993. He is a Non-executive Director of The Docyard Limited (ASX:TDY) and chairs both the Audit and Risk Committee and the Remuneration Committee for that company. Steven sits on the board of a number of large private family companies and audits a number of large private companies and not-for-profit entities.
Other current directorships:	The Docyard Limited (ASX:TDY)
Special responsibilities:	Chair of Audit, Risk and Governance Committee, member of Remuneration and Nomination Committee.

Name:	Dr. James Garner
Title:	Managing Director and Chief Executive Officer
Experience and expertise:	Dr Garner is an experienced life sciences executive who has previously worked with companies ranging from small biotechs to multinational pharmaceutical companies such as Biogen and Takeda. His career has focused on regional and global development of new medicines from preclinical to commercialisation.
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

Non-Executive Directors remuneration

The Constitution of the consolidated entity and the ASX listing rules specify that the aggregate remuneration of Non-Executive Directors shall be determined from time to time by General Meeting. The last determination for the consolidated entity was at the Annual General Meeting held in October 2005 when the shareholders approved an aggregate remuneration of A$560,000.

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

Executive Directors and other Key Management Personnel (“KMP”)

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

Fixed remuneration is reviewed annually by the Remuneration and Nomination Committee based on individual performance, the overall performance of the consolidated entity and comparable market remunerations. The Remuneration and Nomination Committee approved increases in fixed remuneration during fiscal 2020.

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

The Remuneration and Nomination Committee approved the payment of cash bonuses to the CEO and employees in respect of the financial year ended June 30, 2020.

The long-term incentive comprises equity-based payments. The consolidated entity aims to attract and retain high calibre executives, and align their interests with those of the shareholders, by granting equity-based payments based on tenure. The share-options issued to executives are governed by the ESOP.

Employee share option plan

The Employee Share Option Plan (‘ESOP’) was approved by shareholders in March 2015 and re-approved by shareholders in November 2017.

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

The consolidated entity issued 1,450,000 share options under the ESOP during fiscal 2020, of which 1,300,000 were issued to Key Management Personnel.

Any change to the ESOP will require approval by shareholders.

Use of remuneration consultants

During fiscal 2020, the Company did not engage remuneration consultants.

Details of remuneration

Amounts of remuneration

Details of the remuneration of key management personnel of the consolidated entity are set out in the following tables.

The KMP of the consolidated entity consisted of the following directors of Kazia Therapeutics Limited:

•	Iain Ross - Non-Executive Director, Chairman

•	Bryce Carmine - Non-Executive Director

•	Steven Coffey - Non-Executive Director

•	Dr James Garner - Managing Director, CEO

And the following persons:

•	Gabrielle Heaton - Director of Finance and Administration

•	Kate Hill - Company Secretary

	Short-term benefits		Short-term benefits	Post- employment benefits	Share-based payments
			Movements in accrued leave
	Cash salary	Cash	Non-	Super-	Equity-
	and fees	Bonus	monetary	annuation	settled options	Total
2020	A$	A$	A$	A$	A$	A$
Non-Executive Directors:
I Ross*	135,272	—	—	—	—	135,272
B Carmine	75,000	—	—	7,125	—	82,125
S Coffey	75,000	—	—	7,125	—	82,125
Executive Directors:
J Garner	473,000	180,000	23,423	62,035	206,465	944,923
Other Key Management Personnel:
G Heaton	195,000	17,500	7,275	20,188	10,745	250,708
K Hill	127,875	15,000	—	—	12,826	155,701

	1,081,147	212,500	30,698	96,473	230,036	1,650,854

*	Salary paid in UK pounds, but disclosed in Australian dollars using a conversion rate of 0.5323

The cash bonuses were granted by the Remuneration Committee at a meeting held in November 2019. The amounts were determined on a discretionary basis by the Remuneration Committee after assessing the corporate achievements for fiscal 2019.

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

February 1, 2016

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

The current base salary, as from January 1, 2020, is A$488,000 including an allowance for health benefits.

Name: Title: Agreement commenced: Term of agreement: Details:

Gabrielle Heaton

Director of Finance and Administration

March 13, 2017

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

The current base salary, from January 1, 2020, is A$200,000.

Name: Title: Agreement commenced: Term of agreement: Details:

Kate Hill

Company Secretary

September 9, 2016

Part-time contractor

Base remuneration is based on time worked. Daily rate to be reviewed annually by the Remuneration and Nomination Committee, with an uplift of 10% on the daily rate applied from January 1, 2019. The contract is open ended. Kate’s appointment with the consolidated entity may be terminated with the consolidated entity giving 60 days’ notice or by Kate giving 60 days’ notice.

Key management personnel have no entitlement to termination payments in the event of removal for misconduct.

Share-based compensation

Issue of shares

The terms and conditions of each grant of options over ordinary shares granted as remuneration to Directors or other Key Management Personnel in this financial year or future financial years are set out below.

The options issued on November 13, 2019 were to James Garner, and represented part of a modification to an earlier tranche of options granted to Dr Garner in early 2016.

The options which were cancelled as part of this modification had the following terms:

•	Initially granted on February 1, 2016

•	500,000 had a strike price of A$1.988 and were fully vested at the time of the cancellation, expiry February 1, 2021

•	250,000 had a strike price of A$2.606 and were unvested at the time of the cancellation, expiry February 1, 2021

•	On the date of cancellation, the fair value of the options was de-minimus.

The newly issued options had the following terms:

•	Strike price of A$0.49

•	50% fully vested at time of grant, the remainder to vest equally over a three-year period starting January 4, 2020

•	Expiry January 4, 2024

•	Fair value at grant date of A$216,000

The options issued on January 13, 2020 were to Kate Hill (50,000 options, with a fair value at grant date of A$17,000) and Gabrielle Heaton (50,000 options, with a fair value at grant date of A$17,000). Service conditions are that any unvested options are forfeit on cessation of employment. There are no performance conditions, consistent with the Company’s Employee Share Option Plan rules, as reapproved by shareholders on November 15, 2017.

Grant date	No of options	Vesting date	Exercise date	Expiry date	Exercise price $	Fair value per option at grant $
13/11/2019	600,000	13/11/2019	13/11/2019	04/01/2024	$0.49	$0.18
13/11/2019	200,000	04/01/2020	04/01/2020	04/01/2024	$0.49	$0.18
13/11/2019	200,000	04/01/2021	04/01/2021	04/01/2024	$0.49	$0.18
13/11/2019	200,000	04/01/2022	04/01/2022	04/01/2024	$0.49	$0.18
13/01/2020	25,000	13/01/2021	13/01/2021	13/01/2025	$0.88	$0.34
13/01/2020	25,000	13/01/2022	13/01/2022	13/01/2025	$0.88	$0.34
13/01/2020	25,000	13/01/2023	13/01/2023	13/01/2025	$0.88	$0.34
13/01/2020	25,000	13/01/2024	13/01/2024	13/01/2025	$0.88	$0.34

	1,300,000

Options granted carry no dividend or voting rights. Each option is convertible to one ordinary share upon exercise. No options were exercised or lapsed during the year. In all cases of employee options, an option will only vest if the option holder continues to be a full-time employee with the Company or an Associated Company during the vesting period relating to the option.

Pension benefits

The Company paid A$96,473 during fiscal 2020 for employee superannuation benefits and pension benefits related to KMPs.

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

While tenure limits can help to ensure that there are fresh ideas and viewpoints available to the Board, they hold the disadvantage of losing the contribution of directors who have been able to develop, over a period of time, increasing insight in the Company and its operation and, therefore, an increasing contribution to the Board as a whole. It is intended that the Board should comprise a majority of independent non-executive directors and comprise directors with a broad range of skills, expertise and experience from a diverse range of backgrounds. The Board regularly reviews the independence of each director in light of the interests disclosed to the Board.

The Board only considers directors to be independent where they are independent of management and free of any business or other relationship that could materially interfere with, or could reasonably be perceived to interfere with, the exercise of their unfettered and independent judgment. The Board has adopted a definition of independence based on that set out in Principle 2.3 of the ASX Corporate Governance Principles and Recommendations (4th edition). The Board will review the independence of each director in light of interests disclosed to the Board from time to time. In accordance with the definition of independence above, and the materiality thresholds set, the Board considers Bryce Carmine, Iain Ross and Steven Coffey to be independent directors.

There are procedures in place, agreed by the Board, to enable directors in furtherance of their duties to seek independent professional advice at the Company’s expense. The appointment and expiration dates of each director in office at the date of this report is as follows:

Name	Position	Year First Appointed	Current term expires

Bryce Carmine	Non-executive Director	2015	Nov-20

Iain Ross	Non-executive Director, Chairman	2014	Nov-21

Steven Coffey	Non-executive Director	2012	Nov-22

James Garner	Managing director, CEO	2016	N/A*

*	The managing director is exempt from standing for re-election under the Company’s constitution and Australian corporate law.

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

Board of Directors

The Board of Kazia Limited is elected by and accountable to shareholders. The Board monitors and directs the business and is responsible for the corporate governance of the Company. As at June 30, 2020, the Board comprised of four directors, three of whom were non-executive directors.

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

This committee is accountable to the Board for its performance and is subject to an annual review by the Board. Members of the Remuneration and Nomination Committee are Bryce Carmine (Chairman), Steven Coffey and Iain Ross, each of whom is an independent director.

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

D. Employees

As of the end of each of the last three fiscal years, the Company employed the following number of people - FTEs:

Category of Activity	2020	2019	2018
Research and Development	3.6	3.6	3.6
Finance and Administration	1.7	1.7	1.7

Total	5.3	5.3	5.3

Geographic Location	2020	2019	2018
Australia	5.3	5.3	5.3
United States	0	0	0

Total	5.3	5.3	5.3

E. Share Ownership

Directors’ and KMP interests in the shares and options of the Company for fiscal 2020:

Shareholding

The number of shares in the Company held during fiscal 2020 by each Director and other members of Key Management Personnel of the Company, including their personally related parties, is set out below:

	Balance at start of year	Received as part of rem	Additions	Disposals	Balance at end of year
Ordinary shares
B Carmine*	131,293	—	135,000	—	266,293
S Coffey*	181,474	—	145,000	—	326,474
J Garner*	110,000	—	165,000	—	275,000
I Ross*	475,001	—	325,000	—	800,001
K Hill*	30,000	—	—	—	30,000
G Heaton	—	—	10,000	—	10,000

Total	927,768	—	780,000	—	1,707,768

*	Each Director and Key Management Personnel owns less than 1% of shareholding.

Option holding

The number of options over ordinary shares in the Company held during fiscal 2020 by each Director and other members of Key Management Personnel of the Company, including their personally related parties, is set out below:

	Balance at start of year	Granted as part of rem	Expired	Cancelled as part of modification	Balance at end of year
Ordinary shares
S Coffey*	5,875	—	(5,875)	—	—
J Garner**,***	750,000	1,200,000		(750,000)	1,200,000
K Hill**	270,000	50,000		—	320,000
G Heaton **	192,000	50,000		—	242,000

Total	1,217,875	1,300,000	(5,875)	(750,000)	1,762,000

*	The above listed options were not issued as part of remuneration.
**	Options issued under the Employee Share Option Plan. Unvested options are forfeited upon cessation of employment with the Company.
***	The previously issued 750,000 options were cancelled and 1,200,000 new options issued. These transactions together have been accounted for as a modification.

The granted options were issued as part of remuneration and under the Employee Share Option Plan. Unvested options are forfeited upon cessation of employment with the Company.

Share-based compensation

There were no shares issued to Directors or other KMP as part of compensation during fiscal 2020.

Item 7.	Major Shareholders and Related Party Transactions

A. Major shareholders

The following table present certain information regarding the beneficial ownership of our ordinary shares based on 94,623,369 ordinary shares outstanding at October 14, 2020, by each person known by us to be the beneficial owner of more than 5% of our ordinary shares, as well as their holdings on August 31, 2019 and August 31, 2018.

	Ordinary shares beneficially owned
5% or greater shareholders	October 14, 2020		August 31, 2019		August 31, 2018
	Number	%	Number	%	Number	%
Hishenk Pty Limited and associated entities	18,570,000	16.1%	11,108,792	17.9%	6,684,914	13.8%
Platinum International Healthcare Fund	11,356,760	9.9%	6,578,948	10.6%	—	0.0%
Quest Asset Partners Pty Ltd	7,215,790	6.3%	—	0.0%	—	0.0%

At October 12, 2020, there were 3,130,299 of the Company’s ADSs outstanding, representing 31,302,996 ordinary shares (or 27.1% of the then outstanding ordinary shares). At October 12, 2020, there were 52 registered holders of the Company’s ADSs. On that same date, 100 ordinary shares were held directly by U.S. holders.

There have been no other significant shareholders in the last three fiscal years. All shareholders have the same voting rights.

B. Related party transactions

During fiscal 2020, and up to the date of this report, we did not enter into any transactions or loans with any: (i) enterprises that directly or indirectly, through one or more intermediaries, control, are controlled by or are under common control with us; (ii) associates; (iii) individuals owning, directly or indirectly, an interest in our voting power that gives them significant influence over us, and close members of any such individual’s family; (iv) executive officers and close members of such individuals’ families; or (v) enterprises in which a substantial interest in our voting power is owned, directly or indirectly, by any person described in (iii) or (iv) or over which such person is able to exercise significant influence.

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

Legal proceedings

The consolidated entity is continuing to prosecute its Intellectual Property (‘IP’) rights against an Austrian company, APOtrend. In June 2019 the Austrian Supreme Court rendered a final decision on the patent infringement. As a result, Kazia is entitled to make a claim against APOtrend in relation to two of the three products which were the subject of the claim, while for the third product, Kazia’s claim was denied. In respect of this third product, APOtrend is entitled to claim compensation for damages caused by a preliminary injunction. At the date of this report, no claim has been made by either party. Kazia is entitled to access APOtrend’s books to calculate a license fee/other payment claims against APOtrend. Kazia is currently trying to enforce this right in court. The consolidated entity has provided a guarantee to the value of €250,000 ($409,098) with the court to provide a security for potential damage claims raised by APOtrend (which is not limited to this amount, however). As at 30 June 2020, the receivable balance continues to be fully impaired on the basis that it is unlikely to be recovered.

Dividends

There were no dividends paid, recommended or declared during fiscal years 2020, 2019 or 2018.

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

Under Australian law, a company has the legal capacity and powers of an individual both within and outside Australia. The material provisions of our Constitution are summarized below. This summary is not intended to be complete nor to constitute a definitive statement of the rights and liabilities of our shareholders, and is qualified in its entirety by reference to the complete text of our Constitution, a copy of which is incorporated by reference as Exhibit 1.1 to this Annual Report.

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

C. Material contracts

License Agreement with Genentech Inc.

In October 2016, the Company entered into a worldwide licensing agreement with Genentech, a member of the Roche Group, to develop and commercialise GDC-0084, a small molecule inhibitor of the phosphoinositide-3-kinase (PI3K) pathway. Under the terms of the agreement, the Company paid Genentech an upfront payment of US$5 million. In addition, the terms of the agreement call for performance-related consideration linked to regulatory and commercial outcomes and royalty payments in-line with industry benchmarks.

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

Convertible Note Deed Poll and Amendment

On December 4, 2014, we and Triaxial signed a Convertible Note Deed Poll (‘Deed’) which superseded a Loan Agreement. The Deed extinguishes the liability created by the Loan Agreement, which previously allowed for a cash settlement and now allows Triaxial to convert their debt into ordinary shares, provided that the Company achieves defined milestones established in the schedule of the Deed. Accordingly, the convertible note has been reclassified as an equity instrument rather than debt instrument.

During the fiscal 2017, the Company reached two milestones triggering the conversion of a portion of its convertible note as follows;

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

Clinical Trial Collaboration and Supply Agreement with the Global Coalition for Adaptive Research

In October 2020, the Company entered into a Clinical Trial Collaboration and Supply Agreement with the Global Coalition for Adaptive Research (GCAR), a US-based 501(C)(3) non-profit organisation. The agreement relates to the inclusion of Kazia’s investigational new drug, paxalisib (GDC-0084) in a phase II/III adaptive clinical trial known as GBM AGILE (NCT03970447), which is expected to serve as the pivotal study for registration of paxalisib in glioblastoma by the US Food and Drug Administration (FDA). Under the terms of the agreement, the Company paid GCAR an upfront payment of US$ 5 million on execution, and will make further payments to GCAR throughout the course of the study, as defined milestones are met, with the total cost of the study capped at a pre-defined amount under the terms of the agreement. GCAR will serve as the sponsor of GBM AGILE and the company will supply investigational product for conduct of the study at its sole expense. It is expected that paxalisib’s participation in GBM AGILE will be approximately three to four years in duration.

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

Under the Foreign Takeovers Act, in general terms, the approval of the Australian Treasurer is required for any foreign person (either alone or together with any one or more of its associates) to acquire an interest of 20% or more of the voting power (including potential voting power) or issued shares (including rights to issued shares) (“Substantial Interest”) in an Australian entity, whose total issued securities value or total asset value (whichever is higher) exceed A$275 million. If the person is a U.S. investor, the A$275 million threshold applies only for investments in prescribed sensitive sectors, otherwise a threshold of A$1,192 million rather than A$275 million applies. All direct investment by foreign governments and their related entities regardless of the value of the investment, including proposals to establish new businesses, must be notified to the Australian Treasurer. Where an acquisition is made in breach of these requirements, the Australian Treasurer may make a range of orders including an order requiring the acquirer to dispose of its Substantial Interest within a specified period of time.

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

If a foreign person holds more than 20% of the interests of Kazia or if the level of aggregate foreign ownership of Kazia exceeds 40% at any time, Kazia would be considered a foreign person under the Foreign Takeovers Act. In such event, Kazia would be required to obtain the approval of the Australian Treasurer for Kazia, together with its associates, to acquire: (i) more than 20% of an Australian company or business with a total issued securities value or total asset value (whichever is higher) totaling over A$275 million; or (ii) any direct or indirect ownership interest in Australian land. However, as mentioned above, in general terms, proposals by U.S. investors for investment in non-sensitive sectors do not require notification to the Australian Treasurer or the Australian Treasurer’s approval unless the value of the target Australian company or business exceeds A$1,192 million.

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

For purposes of this description, a “U.S. holder” is a beneficial owner of ordinary shares or ADSs who holds such ordinary shares or ADSs as capital assets within the meaning of the Code and is, for U.S. federal income tax purposes: (i) an individual citizen or resident of the United States; (ii) a corporation created or organized in or under the laws of the United States or any state thereof, including the District of Columbia; (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust that either (a) is subject to the supervision of a court within the United States and has one or more U.S. persons with authority to control all substantial decisions or (b) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

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

Passive income does not include rents and royalties derived from the active conduct of a trade or business. If the stock of a non-U.S. corporation is publicly traded for the taxable year, the asset test is applied using the fair market value of the assets for purposes of measuring such corporation’s assets. If we own at least 25% (by value) of the stock of another corporation, we will be treated, for purposes of the PFIC tests, as owning our proportionate share of the other corporation’s assets and receiving our proportionate share of the other corporation’s income for purposes of the PFIC income and asset tests. If the stock of a non-U.S. corporation is publicly-traded for the taxable year, the asset test is applied using the fair market value of the assets for purposes of measuring such corporation’s assets. If we were a PFIC in any year during a U.S. holder’s holding period for our ordinary shares or ADSs, we would ordinarily continue to be treated as a PFIC for each subsequent year during which the U.S. holder owned the ordinary shares or ADSs. Based on the composition of our assets and income, we believe that we may be treated as a PFIC for U.S. federal income tax purposes with respect to our 2020 taxable year. However, the determination of PFIC status is a factual determination that must be made annually at the close of each taxable year and therefore, there can be no certainty as to our status in this regard until the close of the current or any future taxable year. Changes in the nature of our income or assets or a decrease in the trading price of our ordinary shares or ADSs may cause us to be considered a PFIC in the current or any subsequent year.

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

For additional disclosure regarding interest rate risk see Item 18. “Financial Statements – Note 22 – Financial Instruments”.

Foreign currency risk

The Company operates internationally and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the U.S. dollar. Foreign exchange risk arises from future transactions and recognised assets and liabilities denominated in a currency that is not the entity’s functional currency and net investments in foreign operations.

As of June 30, 2020, the Company did not hold derivative financial instruments in managing its foreign currency, however, the Company may from time to time enter into hedging arrangements where circumstances are deemed appropriate. The Company used natural hedging to reduce the foreign currency risk, which involved processing USD payments from cash held in USD. Foreign subsidiaries with a functional currency of Australian Dollar (“AUD”) have exposure to the local currency of these subsidiaries and any other currency these subsidiaries trade in.

For additional disclosure regarding market risk see Item 18. “Financial Statements – Note 22 – Financial Instruments”.

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

(a) Disclosure controls and procedures

At the end of the period covered by this Annual Report, the Company’s management, with the participation of the Chief Executive Officer and the Director of Finance and Administration, evaluated the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act). Based on that evaluation, the Company’s Chief Executive Officer and the Director of Finance and Administration have concluded that the Company’s disclosure controls and procedures are effective as of June 30, 2020.

(b) Management’s annual report on internal controls over financial reporting

The management of Kazia Therapeutics Limited is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) under the Exchange Act. Under the supervision and with the participation of our management, including our Chief Executive Officer and Director of Finance and Administration, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of June 30, 2020 based on the criteria set forth in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO 2013). Based on our evaluation under the criteria set forth in Internal Control — Integrated Framework, our management concluded that our internal control over financial reporting was effective as of June 30, 2020.

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as of June 30, 2020. Based on this assessment, management concluded that the Company’s internal control over financial reporting is effective as of June 30, 2020.

(c) Attestation Report of the Registered Public Accounting Firm

Not applicable.

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

Grant Thornton Audit Pty Ltd (“GT”) has audited the Company’s annual financial statements acting as the independent registered public accounting firm for the fiscal years ended June 30, 2020, 2019 and 2018.

The table below set forth the total fees for services performed by GT in fiscal years 2020, 2019 and 2018, and summarizes these amounts by the category of service.

	2020 A$’000	2019 A$’000	2018 A$’000
Audit fees - Grant Thornton Audit Pty Ltd	124	120	131
SEC Form F3 consent	—	—	11

Total fees	124	120	142

Audit fees

The audit fees include the aggregate fees incurred in fiscal years 2020 and 2019 for professional services rendered in connection with the audit of the Company’s annual financial statements and for related services that are reasonably related to the performance of the audit or services that are normally provided by the auditor in connection with regulatory filings of engagements for those financial years (including review of the Company’s Annual Report on Form 20-F, consents and other services related to SEC matters).

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

In fiscal year 2020, the amount paid to Grant Thornton for services other than Audit fees amounted to nil.

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

Item 16H.	Mine Safety Disclosure

This item is not applicable.

PART III

Item 17.	Financial Statements

Refer to “Item 18 – Financial Statements” below

Item 18.	Financial Statements

The financial statements filed as part of this Annual Report commencing on page F-1.

Item 19.	Exhibits

(a)	Exhibits

1.1	Constitution of Kazia Therapeutics Limited, as amended and restated on November 16, 2016 (incorporated by reference to Exhibit 1.1 to the Company’s Annual Report on Form 20-F filed with the SEC on October 25, 2017 (File No. 0-29962)).

2.1	Deposit Agreement, dated as of June 6, 2016 among Novogen Limited, The Bank of New York, as Depositary, and owners and holders from time to time of ADSs issued thereunder (incorporated by reference to Exhibit 2.1 to the Company’s Annual Report on Form 20-F filed with the SEC on October 27, 2016 (File No. 0-29962)).

4.1	Lease Agreement, dated November 1, 2015 between Coal Services Pty Limited and Novogen (incorporated by reference to Exhibit 4.1 to the Company’s Annual Report on Form 20-F filed with the SEC on October 27, 2016 (File No. 0-29962)).

4.2	Employment Agreement for Chief Executive Officer of Novogen Limited, dated December 10, 2015 (incorporated by reference to Exhibit 4.2 to the Company’s Annual Report on Form 20-F filed with the SEC on October 27, 2016 (File No. 0-29962)).

4.3	Employment Agreement for Director of Finance and Administration of Novogen Limited, dated as of July 3, 2017 (incorporated by reference to Exhibit 4.20 to the Company’s Annual Report on Form 20-F filed with the SEC on October 25, 2017 (File No. 0-29962)).

4.4	Convertible Note Deed Poll with Triaxial Pty Ltd Noteholders dated December 6, 2012 (incorporated by reference to Exhibit 4.6 to the Company’s Annual Report on Form 20-F filed with the SEC on October 27, 2016 (File No. 0-29962)).

4.5	Amendment to Convertible Note Deed Poll with Triaxial Pty Ltd Noteholders dated December 4, 2014 (incorporated by reference to Exhibit 4.7 to the Company’s Annual Report on Form 20-F filed with the SEC on October 27, 2016 (File No. 0-29962)).

4.6	Kazia Therapeutics Officers’ and Employees’ Share Option Plan (incorporated by reference to Exhibit 4.10 to the Company’s Annual Report on Form 20-F filed with the SEC on October 27, 2016 (File No.0-29962)).

4.7	Share Sale Agreement dated October 31, 2016 between Kilinwata Investments Pty. Ltd., Mi Ok Chong, Paul Hopper and Novogen Limited (Incorporated by reference to Exhibit 4.11 to the Company’s Annual Report on Form 20-F filed with the SEC on October 25, 2017 (File No. 0-29962)).

4.8	Exclusive License Agreement dated October 25, 2016 between Genentech, Inc. and Novogen Limited (incorporated by reference to Exhibit 4.12 to the Company’s Annual Report on Form 20-F filed with the SEC on October 25, 2017 (File No. 0-29962)).

4.9	Sabio Solutions Pty Limited Letter of Appointment – Company Secretary, dated as of September 1, 2016 (incorporated by reference to Exhibit 4.17 to the Company’s Annual Report on Form 20-F filed with the SEC on October 25, 2017 (File No. 0-29962)).

4.10	Sabio Solutions Pty Limited Contract Extension Letter, dated as of March 1, 2017 (incorporated by reference to Exhibit 4.18 to the Company’s Annual Report on Form 20-F filed with the SEC on October 25, 2017 (File No. 0-29962)).

4.11	Sabio Solutions Pty Limited Contract Extension Letter, dated as of August 23, 2017 (incorporated by reference to Exhibit 4.19 to the Company’s Annual Report on Form 20-F filed with the SEC on October 25, 2017 (File No. 0-29962)).

4.12	Investigator Initiated Clinical Trial Agreement between Kazia Therapeutics Limited and Dana-Farber/Partners Cancer Care Inc dated 17 October 2018 (incorporated by reference to Exhibit 4.12 to the Company’s Annual Report on Form 20-F filed with the SEC on October 21, 2019)

4.13	Research Funding and Supply Agreement between Alliance for Clinical Trials in Oncology Foundation and Kazia Therapeutics Limited, dated 11 June 2019 (incorporated by reference to Exhibit 4.13 to the Company’s Annual Report on Form 20-F filed with the SEC on October 21, 2019)

4.14	Master Clinical Trial Agreement between St Jude Children’s Hospital Inc. and Kazia Laboratories Pty Limited dated 17 November 2017 and associated work order date 7 June 2019 (incorporated by reference to Exhibit 4.14 to the Company’s Annual Report on Form 20-F filed with the SEC on October 21, 2019)

4.15	Memorial Sloan Kettering Cancer Center Investigator-Initiated Clinical Trial Agreement with Kazia Therapeutics Limited dated as 22 July 2019 (incorporated by reference to Exhibit 4.15 to the Company’s Annual Report on Form 20-F filed with the SEC on October 22, 2020)

4.16	Investigator Initiated Clinical Trial Agreement with Kazia Therapeutics Limited Agreement dated as 18 September 2020 (incorporated by reference to Exhibit 4.16 to the Company’s Annual Report on Form 20-F filed with the SEC on October 22, 2020)

4.17

Global Coalition for Adaptive Research, (“GCAR”) Clinical trial collaboration and supply agreement dated as 15 October 2020 (incorporated by reference to Exhibit 4.16 to the Company’s Annual Report on Form 20-F filed with the SEC on October 22, 2020)

8.1	Company Subsidiaries (incorporated by reference to Exhibit 8.1 to the Company’s Annual Report on Form 20-F filed with the SEC on October 24, 2018 (File No. 0-29962)).

12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended.

12.2	Certification of Director of Finance and Administration pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended.

13.1	Certification of Chief Executive Officer and the Director of Finance and Administration pursuant to 18 U.S.C. Section 1350 as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of Independent Registered Public Accounting Firm.

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

SIGNATURES

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

KAZIA THERAPEUTICS LIMITED

/s/ James Garner

Dr James Garner
Chief Executive Officer

Date: October 22, 2020

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders

Kazia Therapeutics Limited

Opinion on the financial statements

We have audited the accompanying consolidated statements of financial position of Kazia Therapeutics Limited and subsidiaries (the “Company”) as of June 30, 2020 and 2019, the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows for each of the three years in the period ended June 30, 2020 and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2020, in conformity with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

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

Sydney, Australia

October 22, 2020

Consolidated statements of profit or loss and other comprehensive income

For the year ended 30 June 2020

	Note	2020 A$’000	2019 A$’000	2018 A$’000

Revenue from continuing operations		—	—	119

Other income	5	995	1,465	12,989
Finance income — bank interest		66	100	—
Expenses
Research and development expense		(9,494)	(6,475)	(9,774)
General and administrative expense		(3,690)	(3,785)	(5,598)
Loss on disposal of fixed assets		—	(1)	(137)
Fair value losses on financial assets at fair value through profit or loss		(168)	(1,809)	(1,114)
Loss on revaluation of contingent consideration		(474)	(63)	—
Impairment of financial assets		—	—	(2,830)

Loss before income tax expense from continuing operations		(12,765)	(10,568)	(6,344)
Income tax benefit	7	298	298	305

Loss after income tax expense for the year		(12,467)	(10,270)	(6,039)

Other comprehensive income

Items that may be reclassified subsequently to profit or loss
Gain/(Loss) on the revaluation of available-for-sale financial assets, net of tax		—	—	—
Net exchange difference on translation of financial statements of foreign controlled entities, net of tax		(4)	(89)	(251)

Other comprehensive income for the year, net of tax		(4)	(89)	(251)

Total comprehensive income for the year		(12,471)	(10,359)	(6,290)

Loss for the year is attributable to:

Owners of Kazia Therapeutics Limited		(12,467)	(10,270)	(6,039)

Total loss for the year		(12,467)	(10,270)	(6,039)

Total comprehensive income for the year is attributable to:
Owners of Kazia Therapeutics Limited		(12,471)	(10,359)	(6,290)

Total comprehensive income for the year		(12,471)	(10,359)	(6,290)

The above consolidated statements of profit or loss or other comprehensive income should be read with the accompanying notes

Consolidated statements of profit or loss and other comprehensive income (continued)

For the year ended 30 June 2020

	Note	2020	2019	2018
		A$	A$	A$
		Cents	Cents	Cents

Earnings per share for loss from continuing operations attributable to the owners of Kazia Therapeutics Limited
Basic earnings per share	32	(17.07)	(17.86)	(12.48)
Diluted earnings per share	32	(17.07)	(17.86)	(12.48)

		2020	2019	2018
		A$	A$	A$
		Cents	Cents	Cents

Earnings per share for loss attributable to the owners of Kazia Therapeutics Limited
Basic earnings per share	32	(17.07)	(17.86)	(12.48)
Diluted earnings per share	32	(17.07)	(17.86)	(12.48)

Consolidated statements of financial position

As at 30 June 20120

	Note	2020 A$’000	2019 A$’000

Assets

Current assets
Cash and cash equivalents	8	8,764	5,434
Trade and other receivables	9	1,352	1,711
Other	10	537	370

Total current assets		10,653	7,515

Non-current assets
Financial assets	11	—	168
Intangibles	12	12,410	13,494

Total non-current assets		12,410	13,662

Total assets		23,063	21,177

Liabilities

Current liabilities
Trade and other payables	13	3,489	1,764
Provisions	14	191	136
Contingent consideration	15	1,387	—

Total current liabilities		5,067	1,900

Non-Current liabilities
Deferred tax	16	3,413	3,711
Contingent consideration	17	458	1,371

Total non-current liabilities		3,871	5,082

Total liabilities		8,938	6,982

Net assets		14,125	14,195

Equity
Contributed equity	18	48,781	36,642
Other contributed equity	19	464	464
Reserves	20	1,066	2,037
Accumulated losses		(36,186)	(24,948)

Equity attributable to the owners of Kazia Therapeutics Limited		14,125	14,195

Total equity		14,125	14,195

The above consolidated statements of financial position should be read with the accompanying notes

Statements of changes in equity

For the year ended 30 June 2020

	Contributed equity A$’000	Other Contributed equity A$’000	Reserves A$’000	Accumulated Losses A$’000	Non- controlling Interest A$’000	Total equity A$’000

Balance at 1 July 2017	193,769	600	1,930	(170,961)	—	25,338
Loss after income tax expense for the year	—	—	—	(6,039)	—	(6,039)
Other comprehensive income for the year, net of tax	—	—	(251)	—	—	(251)

Total comprehensive income for the year	—	—	(251)	(6,039)	—	(6,290)

Transactions with owners in their capacity as owners:
Share issue costs	—	—	—	—	—	—
Transfers	—	—	—	—	—	—
Cancellation of share capital	(162,223)	—	—	162,223	—	—
Conversion of convertible note	—	(136)	—	136	—	—
Employee share-based payment options	—	—	—	—	—	—
Share based payment	—	—	165	—	—	165
Issue of shares	30	—	—	—	—	30

Balance at 30 June 2018	31,576	464	1,843	(14,641)	—	19,242

Statements of changes in equity (continued)

For the year ended 30 June 2020

	Contributed equity A$’000	Other Contributed equity A$’000	Reserves A$’000	Accumulated Losses A$’000	Non- controlling Interest A$’000	Total equity A$’000

Balance at 1 July 2018	31,576	464	1,843	(14,641)	—	19,242
Adjustment for change in accounting policy	—	—	37	(37)	—	—

Balance at 1 July 2018 - restated	31,576	464	1,880	(14,678)	—	19,242
Loss after income tax expense for the year	—	—	—	(10,270)	—	(10,270)
Other comprehensive income for the year, net of tax	—	—	(89)	—	—	(89)

Total comprehensive income for the year	—	—	(89)	(10,270)	—	(10,359)

Transactions with owners in their capacity as owners:
Share issue costs	(340)	—	—	—	—	(340)
Transfers	—	—	—	—	—	—
Share based payment	—	—	246	—	—	246
Issue of shares	5,406	—	—	—	—	5,406

Balance at 30 June 2019	36,642	464	2,037	(24,948)	—	14,195

	Contributed equity A$’000	Other Contributed equity A$’000	Reserves A$’000	Accumulated Losses A$’000	Non- controlling Interest A$’000	Total equity A$’000

Balance at 1 July 2019	36,642	464	2,037	(24,948)	—	14,195
Loss after income tax expense for the year	—	—	—	(12,467)	—	(12,467)
Other comprehensive income for the year, net of tax	—	—	(4)	—	—	(4)

Total comprehensive income for the year	—	—	(4)	(12,467)	—	(12,471)

Transactions with owners in their capacity as owners:
Share issue costs	(833)	—	—	—	—	(833)
Transfers	—	—	—	—	—	—
Conversion of convertible note	—	—	—	—	—	—
Employee share-based payment options	—	—	—	—	—	—
Share based payment	—	—	262	—	—	262
Issue of shares	12,972	—	—	—	—	12,972
Expired options	—	—	(1,230)	1,230	—	—

Balance at 30 June 2020	48,781	464	1,066	(36,186)	—	14,125

The above consolidated statements of changes in equity should be read with the accompanying notes

Consolidated statements of cash flows

For the year ended 30 June 2020

	Note	2020 A$’000	2019 A$’000	2018 A$’000

Cash flows from operating activities
Loss before income tax expense for the year		(12,467)	(10,270)	(6,039)
Adjustments for:
Depreciation and amortisation	6	1,084	1,084	1,547
Net loss on disposal of non-current assets		—	—	137
Impairment of property, plant and equipment		—	1	143
Share-based payments		262	246	165
Foreign exchange differences		—	—	(251)
Shares issued for no consideration		—	—	30
Gain on legal settlement		—	—	(8,411)
Loss/(gain) on contingent consideration	17	474	63	(1,461)
Fair value loss on financial assets		168	1,809	3,944

		(10,479)	(7,067)	(10,196)

Change in operating assets and liabilities:
Increase in trade and other receivables		358	825	1,724
Increase/(decrease) in prepayments		(168)	398	(10)
Increase/(decrease) in trade and other payables		1,722	(409)	88
Increase/(decrease) in other provisions		55	(25)	(58)
Decrease in deferred tax liability		(298)	(298)	(305)
Increase/(decrease) in accrued revenue		—	(138)	97

Net cash used in operating activities		(8,810)	(6,714)	(8,660)

Cash flows from investing activities
Proceeds from legal settlement		—	—	150
Proceeds from disposal of shares		—	2,359	—

Net cash used in investing activities		—	2,359	150

Cash flows from financing activities
Proceeds from issue of shares	18	12,139	3,816	—

Net cash from financing activities		12,139	3,816	—

Net decrease in cash and cash equivalents		3,329	(539)	(8,511)
Cash and cash equivalents at the beginning of the financial year		5,434	5,956	14,455
Effects of exchange rate changes on cash		—	17	12

Cash and cash equivalents at the end of the financial year	8	8,764	5,434	5,956

The above consolidated statements of changes in equity should be read with the accompanying notes

Notes to the financial statements

June 30, 2020

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

Kazia Therapeutics Limited is a listed public company limited by shares, incorporated and domiciled in Australia. Its registered office and principal place of business is:

Three International Towers

Level 24, 300 Barangaroo Avenue

Sydney NSW 2000

The financial statements were authorised for issue, in accordance with a resolution of Directors, on 27 August 2020. The Directors have the power to amend and reissue the financial statements.

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

The following Accounting Standards and Interpretations are most relevant to the consolidated entity:

IFRS 16 Leases

General impact of application of IFRS 16 Leases

IFRS 16 has been applied from 1 July 2019. The standard introduces new requirements with respect to lease accounting by removing the distinction between operating and finance leases, requiring the recognition of a right-of-use asset and a lease liability at commencement for all leases except for short-term leases, being those less than 12 months, and leases of low-value assets.

Impact of the definition of a new lease

The change in definition of a lease mainly relates to the concept of control. IFRS 16 determines whether a contract contains a lease on the basis of whether the customer has the right to control the use of an identified asset for a period of time in exchange for consideration. The consolidated entity has applied this definition to all lease contracts currently held. The new policy is set out below.

As the consolidated entity is not party to any material leases with a term in excess of 12 months, the adoption of the new standard has not had a material impact on the current period.

Interpretation 23 Uncertain tax positions

Interpretation 23 clarified the application of the recognition and measurement criteria in IAS 12 Income Taxes (IAS 12) where there is uncertainty over income tax treatments and requires an assessment of each uncertain tax position as to whether it is probable that a taxation authority will accept the position. Where it is not probable, the effect of the uncertainty is reflected in determining the relevant taxable profit or loss, tax bases, unused tax losses and unused tax credits or tax rates. The amount is determined as either the single most likely amount or the sum of the probability weighted amounts in a range of possible outcomes, whichever better predicts the resolution of the uncertainty. Judgments are reassessed as and when new facts and circumstances are presented.

Interpretation 23 is effective for the Group’s annual financial reporting period beginning on 1 July 2019. The Company is of the view that there are no material uncertain positions which impact the Group’s accounting for income taxes.

Notes to the financial statements

June 30, 2020

Note 2. Significant accounting policies (continued)

Going concern

The consolidated entity incurred a loss after income tax of $12,467,466 (2019: $10,270,264), was in a net current asset position of $5,586,128 (2019: net current asset position of $5,613,883) and had net cash outflows from operating activities of $8,809,519 (2019: $6,714,210) for the year ended 30 June 2020.

As at 30 June 2020 the consolidated entity had cash in hand and at bank of $8,764,044. Subsequent to year end, the consolidated entity has raised approximately A$24 million (after costs) from a fully underwritten entitlement offer to eligible shareholders.

The financial statements have been prepared on a going concern basis, which contemplates continuity of normal activities and realisation of assets and settlement of liabilities in the normal course of business.

The directors have considered the cash flow forecasts and the funding requirements of the business. In particular, the directors have considered the impact of COVID-19 on the operations of the Company, and make the following observations:

Kazia’s key clinical trials (phase II study of paxalisib in glioblastoma and phase I study of Cantrixil in ovarian cancer) were fully recruited prior to the onset of restrictions associated with COVID-19 in the United States and Australia;

•	The GBM AGILE study, which is planned to serve as a pivotal study for paxalisib in glioblastoma, remains on track, and initiation of recruitment continues to be expected in 2H CY2020;

•

In general, clinical research in advanced cancer is relatively protected from pandemic disruption due to the ongoing and time-critical need for patient care in specialised facilities that cannot easily be repurposed;

•	The Company is pre-revenue, and so changes in customer behaviour over the next several years due to public health restrictions and reduced economic activity have little to no impact on its finances;

•

The Company was able to secure funding of approximately $9 million at the height of the initial wave of COVID-19, with additional demand from institutional investors at that time, which could not be satisfied within the Company’s placement capacity;

•	The directors do not foresee any other impacts on the Company’s ability to raise additional funding as a result of COVID-19.

The directors are confident that the recent capital raise has provided sufficient funding to allow the consolidated entity to continue as a going concern.

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

Parent entity information

In accordance with the Corporations Act 2001, these financial statements present the results of the consolidated entity only. Supplementary information about the parent entity is disclosed in note 29.

Notes to the financial statements

June 30, 2020

Note 2. Significant accounting policies (continued)

Principles of consolidation

The consolidated financial statements incorporate the assets and liabilities of all subsidiaries of Kazia Therapeutics Limited (‘company’ or ‘parent entity’) as at 30 June 2020 and the results of all subsidiaries for the year then ended. Kazia Therapeutics Limited and its subsidiaries together are referred to in these financial statements as the ‘consolidated entity’.

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

Notes to the financial statements

June 30, 2020

Note 2. Significant accounting policies (continued)

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

Classification and measurement of financial liabilities

The Group’s financial liabilities comprise trade and other payables. Financial liabilities are initially measured at fair value, and, where applicable, adjusted for transaction costs unless the Group designated a financial liability at fair value through profit or loss. Subsequently, financial liabilities are measured at amortised cost using the effective interest method.

Notes to the financial statements

June 30, 2020

Note 2. Significant accounting policies (continued)

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

Interpretation 23 Uncertain tax positions

Interpretation 23 clarified the application of the recognition and measurement criteria in IAS 12 Income Taxes (IAS 12) where there is uncertainty over income tax treatments and requires an assessment of each uncertain tax position as to whether it is probable that a taxation authority will accept the position. Where it is not probable, the effect of the uncertainty is reflected in determining the relevant taxable profit or loss, tax bases, unused tax losses and unused tax credits or tax rates. The amount is determined as either the single most likely amount or the sum of the probability weighted amounts in a range of possible outcomes, whichever better predicts the resolution of the uncertainty. Judgments are reassessed as and when new facts and circumstances are presented.

Notes to the financial statements

June 30, 2020

Note 2. Significant accounting policies (continued)

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

Leases

Under IFRS 16, leases are accounted for as follows:

•	Right-of-use assets and lease liabilities are recognised in the consolidated statement of financial position, initially measured at the present value of future lease payments;

•	Depreciation on right-of-use assets and interest on lease liabilities are recognised in the consolidated statement of profit or loss; and

•

The total amount of cash paid under lease arrangements is separated into a principal portion (presented within financing activities) and interest (presented within operating activities) in the consolidated cash flow statement.

Lease incentives under IFRS 16 are recognised as part of the measurement of right-of-use assets and lease liabilities. Under IFRS 16, right-of-use assets are tested for impairment in accordance with IAS 36 Impairment of Assets. This replaces the previous requirement to recognise a provision for onerous lease contracts.

For short-term leases (lease term of 12 months or less) and leases of low-value assets, the consolidated entity has opted to recognise a lease expense on a straight-line basis as permitted by IFRS 16. This expense is presented within other expenses in the consolidated statement of profit or loss.

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

Notes to the financial statements

June 30, 2020

Note 2. Significant accounting policies (continued)

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

The cost of equity-settled transactions are measured at fair value on grant date. Fair value is independently determined using the Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the option, together with non-vesting conditions that do not determine whether the consolidated entity receives the services that entitle the employees to receive payment. No account is taken of any other vesting conditions.

Notes to the financial statements

June 30, 2020

Note 2. Significant accounting policies (continued)

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

The cumulative charge to profit or loss until settlement of the liability is calculated as follows:

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

Notes to the financial statements

June 30, 2020

Note 2. Significant accounting policies (continued)

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

New Accounting Standards and Interpretations not yet mandatory or early adopted

Australian Accounting Standards and Interpretations that have recently been issued or amended but are not yet mandatory, have not been early adopted by the consolidated entity for the annual reporting period ended 30 June 2020. The consolidated entity’s assessment of the impact of these new or amended Accounting Standards and Interpretations is that none are deemed to have a material impact on the entity.

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

Notes to the financial statements

June 30, 2020

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

Research and development tax rebate

The R&D Tax Incentive is recognised when a reliable estimate of the amounts receivable can be made. For the year ended 30 June 2020 the group has estimated the rebate which will be received in early 2021 and has accrued that amount as income in the statement of profit or loss and other comprehensive income.

Impairment of non-financial assets other than goodwill and other indefinite life intangible assets

The consolidated entity assesses impairment of non-financial assets other than goodwill and other indefinite life intangible assets at each reporting date by evaluating conditions specific to the consolidated entity and to the particular asset that may lead to impairment. If an impairment trigger exists, the recoverable amount of the asset is determined.

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

Notes to the financial statements

June 30, 2020

Note 5. Other income

	Consolidated
	2020 A$’000	2019 A$’000	2018 A$’000

Net foreign exchange gain	5	—	224
Payroll tax rebate	2	—	—
Subsidies and grants	20	9	685
Gain on legal settlement	—	—	8,411
Reimbursement of expenses	—	25	8
Research and development rebate	968	1,431	2,200
Other sundry income	—	—	1,461

Other income	995	1,465	12,989

Note 6. Expenses

	Consolidated
	2020	2019	2018
	A$’000	A$’000	A$’000

Loss before income tax includes the following specific

Depreciation
Leasehold improvements	—	—	192
Property, plant and equipment	—	—	19

Total depreciation	—	—	211

Amortisation
Patents and intellectual property	—	—	250
Software	—	—	2
GDC licensing agreement	1,084	1,084	1,084

Total amortisation	1,084	1,084	1,336

Total depreciation and amortisation	1,084	1,084	1,547

Impairment
Leasehold Improvements	—	—	143

Rental expense relating to operating leases
Minimum lease payments	108	79	301

Superannuation expense
Defined contribution superannuation expense	140	128	170

Employee benefits expense excluding superannuation
Employee benefits expense excluding superannuation	1,526	1,396	2,213

Other Expenses
Revaluation of contingent consideration	475	63	—

Notes to the financial statements

June 30, 2020

Note 7. Income tax benefit

	2020	2019	2018
	A$’000	A$’000	A$’000

Numerical reconciliation of income tax benefit and tax at the statutory rate
Loss before income tax benefit	(12,765)	(10,568)	(6,344)

Tax at the statutory tax rate of 27.5%	(3,511)	(2,906)	(1,745)

Tax effect amounts which are not deductible/(taxable) in calculating taxable income:	—	—	—
Impact of foreign tax rate differential
Research and Development claim	280	394	605
Capitalised expenses	—	—	—
Employee option plan	72	67	45
Gain/loss on revaluation of contingent consideration	131	17	(401)
Other non-deductible expenses	—	—	—
	(3,028)	(2,428)	(1,496)

Prior year tax losses not recognised now recouped	—	—	—
Tax losses and timing differences not recognised	2,730	2,130	1,191

Income tax benefit	(298)	(298)	(305)

	2020	2019	2018
	A$’000	A$’000	A$’000
Tax losses not recognised
Unused tax losses for which no deferred tax asset has been recognised-Australia	67,430	57,050	50,331
Potential tax benefit @ 27.5% - Australia	18,543	15,689	13,841
Unused tax losses for which no deferred tax asset has been recognised-US	1,570	2,366	2,525
Potential tax benefit at statutory tax rates@21%-US	330	497	530

Note 8. Current assets - cash and cash equivalents

	2020	2019
	A$’000	A$’000

Cash at bank and on hand	1,264	834
Short-term deposits	7,500	4,600

	8,764	5,434

Note 9. Current assets - trade and other receivables

	2020	2019
	A$’000	A$’000

Trade receivables	—	17
Less: Provision for impairment of receivables	—	(17)
R&D tax rebate receivable	1,017	1,440

	1,017	1,440

Other receivables	177	112
Deposits held	567	564
Less: Provision for impairment of deposits held	(409)	(405)

	1,352	1,711

Deposits held included a guarantee to the value of €250,000 (A$409,098) for the “APO Trend” case. Please refer to note 26 for further information on this matter.

Notes to the financial statements

June 30, 2020

Note 9. Current assets - trade and other receivables (continued)

Allowance for expected credit losses

The consolidated entity has recognised a loss of nil (2019:A$16,767) in profit or loss in respect of impairment of receivables (excluding ‘deposits held’) for the year ended 30 June 2020.

Note 10. Current assets - other

	2020	2019
	A$’000	A$’000

Prepayments	537	370

Note 11. Non-current assets - Financial assets

	2020	2019
	A$’000	A$’000

Listed ordinary shares - FVTPL	—	25
Unlisted shares and options - FVTPL	—	143

	—	168

Refer to note 23 for further information on fair value measurement.

Note 12. Non-current assets - intangibles

	Consolidated
	2020	2019
	A$’000	A$’000

Patents and intellectual property - at cost	2,851	2,851
Less: Accumulated amortisation	(2,851)	(2,851)

	—	—

Licensing agreement - at acquired fair value	16,408	16,408
Less: Accumulated amortisation	(3,997)	(2,914)

	12,410	13,494
	12,410	13,494

Reconciliations

Reconciliations of the written down values at the beginning and end of the current and previous financial year are set out below:

	Paxalisib licensing agreement A$’000	Total A$’000

Balance at 1 July 2018	14,579	14,579
Additions
Disposals
Amortisation expense	(1,084)	(1,084)

Balance at 30 June 2019	13,494	13,494

Amortisation expense	(1,084)	(1,084)

Balance at 30 June 2020	12,410	12,410

Notes to the financial statements

June 30, 2020

Note 13. Current liabilities - trade and other payables

	2020	2019
	A$’000	A$’000

Trade payables	1,694	1,050
Accrued payables	1,795	714
Other current liability	—	—

	3,489	1,764

Refer to note 22 for further information on financial instruments.

Note 14. Current liabilities - provisions

	2020	2019
	A$’000	A$’000

Employee benefits	191	136

	191	136

Note 15. Current liabilities - Contingent consideration

	2020 A$’000	2019 A$’000

Contingent consideration	1,387	—

Note 16. Non-current liabilities - deferred tax

	2020	2019
	A$’000	A$’000

Deferred tax liability associated with Licensing Agreement	3,413	3,711

Amount expected to be settled within 12 months	298	298
Amount expected to be settled after more than 12 months	3,115	3,413

	3,413	3,711

Note 17. Non-current liabilities - Contingent consideration

	2020 A$’000	2019 A$’000

Contingent consideration	458	1,370

	458	1,370

During the 2017 financial year, the consolidated entity acquired 100% of the issued shares in Glioblast Pty Ltd, a privately-held, neuro-oncology-focused Australian biotechnology company. On the same day, Kazia entered into a worldwide licensing agreement with Genentech to develop and commercialise GDC-0084, now known as paxalisib.

Notes to the financial statements

June 30, 2020

Note 17. Non-current liabilities - Contingent consideration (continued)

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

Each milestone payment is probability weighted for valuation purposes. The milestone payments are discounted to present value, using a discount rate of 35% per annum, if they are expected to be achieved more than 12 months after the valuation date. The contingent consideration was revalued at 30 June 2020 to take into account revised estimated probabilities and timelines of certain milestones being achieved, and a portion of the discount has unwound with the resultant loss on contingent consideration being recognised in profit and loss.

Kazia is also required to pay royalties to Genentech in relation to net sales. These payments are related to future financial performance, and are not considered as part of the consideration in relation to the Genentech Agreement.

Note 18. Equity - contributed equity

	Consolidated
	2020 Shares	2019 Shares	2020 $	2019 $

Ordinary shares - fully paid	94,598,369	62,166,673	48,781,214	36,641,519

Movements in Ordinary share capital

Details	Date	Shares	Issue price	$
Balance	1 July 2018	48,409,621		31,575,824
Share placement	24 October 2018	8,900,001	$0.380	3,382,000
Milestone 1 shares issued in connection with purchase of Glioblast Pty Limited (GDC-0084)	9 November 2018	2,820,824	$0.440	1,250,000
Issued under Share Purchase Plan	23 November 2018	2,036,227	$0.380	773,760
Share issue transaction costs		—	$0.000	(340,065)

Balance	30 June 2019	62,166,673		36,641,519

Share placement	1 November 2019	10,000,000	$0.400	4,000,000
Share placement	16 April 2020	18,041,667	$0.400	7,216,667
Issued under the Share Purchase Plan	11 May 2020	4,390,010	$0.400	1,756,004
Issued on conversion of options		19	$4.000	76
Share issue transaction costs		—	$0.000	(833,052)

Balance	30 June 2020	94,598,369		48,781,214

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

Notes to the financial statements

June 30, 2020

Note 18. Equity - contributed equity (continued)

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

Note 19. Equity - Other contributed equity

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

Note 20. Equity - reserves

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

Note 21. Equity - dividends

Dividends

There were no dividends paid, recommended or declared during the current or previous financial year.

Notes to the financial statements

June 30, 2020

Note 21. Equity - dividends (continued)

Franking credits

There were no franking credits available at the reporting date.

Note 22. Financial instruments

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

As of 30 June 2020, the consolidated entity did not hold derivative financial instruments in managing its foreign currency, however, the consolidated entity may from time to time enter into hedging arrangements where circumstances are deemed appropriate. The consolidated entity used natural hedging to reduce the foreign currency risk, which involved processing USD payments from cash held in USD. Foreign subsidiaries with a functional currency of Australian Dollars (‘AUD’) have exposure to the local currency of these subsidiaries and any other currency these subsidiaries trade in.

The carrying amount of the consolidated entity’s foreign currency denominated financial assets and financial liabilities at the reporting date was as follows:

	Assets		Liabilities
	2020	2019	2020	2019
	A$’000	A$’000	A$’000	A$’000
US dollars	272	31	2,196	1,046
Euros	—	—	—	1

	272	31	2,196	1,047

The consolidated entity had net assets denominated in foreign currencies of A$2,448,320 as at 30 June 2020 (2019: net liabilities A$1,016,515).

Notes to the financial statements

June 30, 2020

Note 22. Financial instruments (continued)

If the AUD had strengthened against the USD by 10% (2019: 10%) then this would have had the following impact:

	AUD strengthened			AUD weakened
Consolidated - 2020	% change	Effect on profit before tax A$’000	Effect on equity A$’000	% change	Effect on profit before tax A$’000	Effect on equity A$’000

US dollars	10%	245	245	(10%)	(245)	(245)

		245	245		(245)	(245)

	AUD strengthened			AUD weakened
Consolidated - 2019	% change	Effect on profit before tax A$’000	Effect on equity A$’000	% change	Effect on profit before tax A$’000	Effect on equity A$’000

US dollars	10%	102	102	(10%)	(102)	(102)

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

As at the reporting date, the consolidated entity had the following variable interest rate balances:

	2020		2019
	Weighted average interest rate %	Balance A$’000	Weighted average interest rate %	Balance A$’000

Cash at bank and in hand	0.04%	1,264	0.03%	834
Short term deposits	0.95%	7,500	1.88%	4,600

Net exposure to cash flow interest rate risk		8,764		5,434

The consolidated entity has cash and cash equivalents totalling $8,764,044 (2019: $5,433,868). An official increase/decrease in interest rates of 100 basis points (2019: 100 basis points) would have a favourable/adverse effect on profit before tax and equity of $87,640 (2019 $54,337) per annum. The percentage change is based on the expected volatility of interest rates using market data and analysts forecasts.

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

Notes to the financial statements

June 30, 2020

Note 22. Financial instruments (continued)

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

2020	Weighted average interest rate %	1 year or less A$’000	Between 1 and 2 years A$’000	Between 2 and 5 years A$’000	Over 5 years A$’000	Remaining contractual maturities A$’000

Non-derivatives
Non-interest bearing
Trade payables	—	1,694	—	—	—	1,694
Accrued payables	—	1,795	—	—	—	1,795
Contingent consideration	—	4,199	—	2,644	—	6,843

Total non-derivatives		7,688	—	2,644	—	10,332

2019	Weighted average interest rate %	1 year or less A$’000	Between 1 and 2 years A$’000	Between 2 and 5 years A$’000	Over 5 years A$’000	Remaining contractual maturities A$’000

Non-derivatives
Non-interest bearing
Trade payables	—	1,049	—	—	—	1,049
Accrued payables	—	714	—	—	—	714
Contingent consideration	—	—	—	5,194	1,394	6,588

Total non-derivatives		1,763	—	5,194	1,394	8,351

The cash flows in the maturity analysis above are not expected to occur significantly earlier than contractually disclosed above.

Note 23. Fair value measurement

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

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date

Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly

Notes to the financial statements

June 30, 2020

Note 23. Fair value measurement (continued)

Level 3: Unobservable inputs for the asset or liability

Consolidated - 2020	Level 1 A$’000	Level 2 A$’000	Level 3 A$’000	Total A$’000

Liabilities
Contingent Consideration	—	—	1,845	1,845

Total liabilities	—	—	1,845	1,845

Consolidated - 2019	Level 1 A$’000	Level 2 A$’000	Level 3 A$’000	Total A$’000

Assets
Ordinary shares - listed	25	—	—	25
Contingent Consideration	—	—	143	143

Total Assets	25	—	143	168

Liabilities
Contingent Consideration	—	—	1,370	1,370

Total liabilities	—	—	1,370	1,370

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

Note 24. Key management personnel disclosures

Compensation

The aggregate compensation made to directors and other members of key management personnel (‘KMP’) of the consolidated entity is set out below:

	2020 A$’000	2019 A$’000	2018 A$’000

Short-term employee benefits	1,324	1,176	1,636
Post-employment benefits	97	84	90
Share-based payments	230	125	117

	1,651	1,385	1,843

Please refer to Note 28 for other transactions with key management personnel and their related parties.

Note 25. Remuneration of auditors

During the financial year the following fees were paid or payable for services provided by Grant Thornton Audit Pty Ltd, the auditor of the consolidated entity:

	Consolidated
	2020 A$’000	2019 A$’000	2018 A$’000

Audit services - Grant Thornton Audit Pty Ltd
Audit or review of the financial statements	124	120	131
F3 consent	—	—	11

	124	120	142

Notes to the financial statements

June 30, 2020

Note 26. Contingent liabilities

The consolidated entity is continuing to prosecute its Intellectual Property (‘IP’) rights against an Austrian company, APOtrend. At 30 June 2018 the Austrian Supreme Court has rendered a final decision on the patent infringement. As a result, Kazia is entitled to make a claim against APOtrend in relation to two of the three products which were the subject of the claim, while for the third product, Kazia’s claim was denied. In respect of this third product, APOtrend is entitled to claim compensation for damages caused by a preliminary injunction. At the date of this report, no claim has been made by either party. Kazia is entitled to access APOtrend’s books to calculate a license fee/other payment claims against APOtrend. Kazia is currently trying to enforce this right in court.

The consolidated entity has provided a guarantee to the value of €250,000 (A$409,098) with the court to provide a security for potential damage claims raised by APOtrend (which is not limited to this amount, however). As at 30 June 2020, the receivable balance continues to be fully impaired on the basis that it is unlikely to be recovered.

Note 27. Commitments

Lease commitments comprise contracted amounts for leases of premises. The agreement has a duration less than 12 months from financial year end and committed amounts are not material.

Note 28. Related party transactions

Parent entity

Kazia Therapeutics Limited is the parent entity.

Subsidiaries

Interests in subsidiaries are set out in note 30.

Key management personnel

Disclosures relating to key management personnel are set out in note 24 and the remuneration report included in the directors’ report.

Transactions with related parties

There was no other transaction with KMP and their related parties.

Notes to the financial statements

June 30, 2020

Note 28. Related party transactions (continued)

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

Contingent liabilities

The parent entity had no contingent liabilities as at 30 June 2020 and 30 June 2019, except as detailed in note 26.

Capital commitments - Property, plant and equipment

The parent entity had no capital commitments for property, plant and equipment at as 30 June 2020 and 30 June 2019.

Significant accounting policies

The accounting policies of the parent entity are consistent with those of the consolidated entity, as disclosed in note 2, except for the following:

•	Investments in subsidiaries are accounted for at cost, less any impairment, in the parent entity.

•	Dividends received from subsidiaries are recognised as other income by the parent entity and its receipt may be an indicator of an impairment of the investment.

Note 29. Parent entity information

Set out below is the supplementary information about the parent entity.

	Parent
	2020 A$’000	2019 A$’000
Statement of profit or loss and other comprehensive income
Loss after income tax	(11,064)	(7,198)

Total comprehensive income	(11,064)	(7,198)

	2020 A$’000	2019 A$’000
Statement of financial position
Total current assets	9,703	7,015
Total assets	22,113	20,677
Total current liabilities	1,522	213
Total liabilities	5,393	5,295
Equity
Contributed equity	48,781	36,641
Other contributed equity	464	464
Reserves	1,521	2,489
Accumulated losses	(34,046)	(24,212)

Total equity	16,720	15,382

Notes to the financial statements

June 30, 2020

Note 30. Interests in subsidiaries

The consolidated financial statements incorporate the assets, liabilities and results of the following subsidiaries in accordance with the accounting policy described in note 2:

		Ownership interest
Name	Principal place of business / Country of incorporation	2020%	2019%

Kazia Laboratories Pty Ltd	Australia	100.00%	100.00%
Kazia Research Pty Ltd	Australia	100.00%	100.00%
Kazia Therapeutics Inc.	United States of America	100.00%	100.00%
Glioblast Pty Ltd	Australia	100.00%	100.00%

Note 31. Reconciliation of loss after income tax to net cash used in operating activities

	2020	2019	2018
	A$’000	A$’000	A$’000
Loss after income tax expense from continuing operations	(12,467)	(10,270)	(6,039)

Adjustments for:
Depreciation & amortisation	1,084	1,084	1,547
Impairment of property, plant & equipment	—	1	143
Net loss on disposal on disposal of non-current assets	—	—	136
Net fair value loss on financial assets	168	1,809	3,944
Share based payments	262	246	165
Shares issued for no consideration	—	—	30
Foreign exchange differences	—	—	(251)
Gain on legal settlement	—	—	(8,411)
Loss on contingent consideration	474	63	(1,461)

Change in operating assets & liabilities:	(10,479)	(7,067)	(10,197)
Decrease in trade and other receivables	358	825	1,724
Increase in accrued revenue	—	(138)	97
Decrease/(increase) in prepayments	(168)	398	(10)
Decrease/(increase) in trade and other payables	1,721	(409)	88
Decrease in deferred tax liability	(298)	(298)	(305)
Increase/(decrease) in other provisions	55	(25)	(58)

Net cash used in operating activities	(8,811)	(6,714)	(8,661)

Note 32. Earnings per share

	2020 A$’000	2019 A$’000	2018 A$’000
Loss after income tax attributable to the owners of Kazia Therapeutics Limited	(12,467)	(10,270)	(6,039)

Loss after income tax attributable to the owners of Kazia Therapeutics Limited	(12,467)	(10,270)	(6,039)

	Number	Number	Number
Weighted average number of ordinary shares used in calculating basic earnings per share	73,053,514	57,503,555	48,376,525

Weighted average number of ordinary shares used in calculating Diluted earnings per share	73,053,514	57,503,555	48,376,525

	Cents	Cents	Cents
Basic earnings per share	(17.07)	(17.86)	(12.48)
Diluted earnings per share	(17.07)	(17.86)	(12.48)

1,865,000 unlisted convertible notes with a face value of A$464,000 and 2,775,167 unlisted options have been excluded from the above calculations as they were antidilutive.

Note 33. Share-based payments

The options in the first three tranches in the table below were issued as consideration for services rendered in relation to capital raising conducted during a previous year by the consolidated entity, and have now expired.

The options in the remaining tranches in the table below have been issued to employees under the ESOP. In total, $262,105 (2019: $246,387) of employee remuneration expense (all of which related to equity-settled share-based payment transactions) has been included in profit or loss during the year and credited to share-based payment reserve.

Notes to the financial statements

June 30, 2020

Note 33. Share-based payments (continued)

Options in tranches 5-7 and 15 represent a modification which occurred during the year. The options in tranches 5-7 were cancelled and the options in tranche 15 issued in their stead. These options were issued to the CEO and Managing Director, and the modification was approved by the shareholders on 13 November 2019. The option pricing model used to determine the incremental fair value was a Black-Scholes option pricing model. The inputs into the valuation model are set out in a table later in this note and the assumptions with regard to dividends, volatility and risk-free rate are relevant to the newly issued replacement options. The volatility was determined based upon historical volatility. The fair value of the new options granted was $216,000 and the fair value of the old options was de minimus just prior to the modification. Therefore, the incremental fair value of the modification was $216,000.

The terms of the options were agreed by the directors on 4 January 2019, including immediate vesting of 50% of the options, with the remaining options to vest in equal portions over the following three years starting 4 January 2020. The options will expire on 4 January 2024. Because the options required shareholder approval they were not issued until that approval was granted on 13 November 2019, however the terms were as agreed on 4 January 2019.

2020

Tranche	Grant date	Expiry date	A$ Exercise price	Balance at the start of the year	Granted	Modified	Expired	Balance at the end of the year

1	04/03/2015	16/12/2019	$1.500	46,647	—	—	(46,647)	—
2	04/03/2015	18/12/2019	$1.500	19,952	—	—	(19,952)	—
3	24/06/2015	30/06/2020	$4.000	519,000	—	—	(519,000)	—
4	16/11/2015	16/11/2020	$2.200	236,667	—	—	—	236,667
5	18/03/2016	01/02/2021	$1.990	300,000	—	(300,000)	—	—
6	18/03/2016	01/02/2021	$1.990	200,000	—	(200,000)	—	—
7	18/03/2016	01/02/2021	$2.610	250,000	—	(250,000)	—	—
8	05/09/2016	05/09/2021	$1.630	50,000	—	—	—	50,000
9	12/10/2016	17/10/2021	$1.560	62,000	—	—	—	62,000
10	31/10/2016	01/11/2021	$1.380	12,500	—	—	—	12,500
11	21/11/2016	23/11/2021	$1.380	50,000	—	—	—	50,000
12	07/08/2017	07/08/2022	$0.670	224,000	—	—	—	224,000
13	05/02/2018	05/02/2023	$0.780	440,000	—	—	—	440,000
14	04/01/2019	04/01/2024	$0.492	250,000	—	—	—	250,000
15	13/11/2019	04/01/2024	$0.492	—	—	1,200,000	—	1,200,000
16	13/01/2020	13/01/2025	$0.881	—	250,000	—	—	250,000

				2,660,766	250,000	450,000	(585,599)	2,775,167

Weighted average exercise price				$1.960	$0.880	$2.348	$3.716	$0.797

No options were exercised or forfeited during the year.

At the end of the period the following outstanding options were vested and exercisable:

- Options in tranches 4, 8, 10, 11 and 13 were vested and exercisable

- Options in tranche 16 were unvested

- Options in the other tranches were vested as follows: 9: 75%, 12: 50% 14: 50% and 15: 67%. All were able to be exercised at year end.

All remaining options are expected to vest in future periods.

The weighted average remaining contractual life of options outstanding at the 30 June 2020 is 2.78 years.

Notes to the financial statements

June 30, 2020

Note 33. Share-based payments (continued)

2019

Tranche	Grant date	Expiry date	A$ Exercise price	Balance at the start of the year		Granted		Exercised		Forfeited on cessation of employment		Balance at the end of the year

1	04/03/2015	16/12/2019	$1.500		46,647		—		—		—		46,647
2	04/03/2015	18/12/2019	$1.500		19,952		—		—		—		19,952
3	24/06/2015	30/06/2020	$4.000		519,000		—		—		—		519,000
4	16/11/2015	16/11/2020	$2.200		236,667		—		—		—		236,667
5	18/03/2016	01/02/2021	$1.990		300,000		—		—		—		300,000
6	18/03/2016	01/02/2021	$1.990		200,000		—		—		—		200,000
7	18/03/2016	01/02/2021	$2.610		250,000		—		—		—		250,000
8	05/09/2016	05/09/2021	$1.630		50,000		—		—		—		50,000
9	12/10/2016	17/10/2021	$1.560		62,000		—		—		—		62,000
10	31/10/2016	01/11/2021	$1.380		12,500		—		—		—		12,500
11	21/11/2016	23/11/2021	$1.380		50,000		—		—		—		50,000
12	07/08/2017	07/08/2022	$0.670		224,000		—		—		—		224,000
13	05/02/2018	05/02/2023	$0.780		440,000		—		—		—		440,000
14	04/01/2019	04/01/2024	$0.492		—		250,000		—		—		250,000

					2,410,766		250,000		—		—		2,660,766

Weighted average exercise price				A$	2.120	A$	0.490	A$	0.000	A$	0.000	A$	1.960

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

The weighted average remaining contractual life of options outstanding at the 30 June 2019 is 1.43 years.

Employee share options

During the year ended 30 June 2020, 250,000 options have been issued to the employees by the consolidated entity pursuant to the Company’s Employee Share Option Plan.

•	Tranche 16 of 250,000 options vesting equally over 4 years in annual intervals from 13 January 2021.

Also during the year, 750,000 options were cancelled and replaced by 1,200,000 new options issued in their place. This has been accounted for as a modification of the first series of options, as their cancellation was contingent upon receipt of shareholder approval for the issue of the new options.

Of the new options, which are shown as tranche 15:

•	50% vested immediately

•	the remaining 50% vest equally over 3 years in annual intervals from 4 January 2020

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

Notes to the financial statements

June 30, 2020

Note 33. Share-based payments (continued)

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

Options in Tranches 1 to 16 have various vesting periods and exercising conditions. These options are unlisted as at 30 June 2020.

No dividends are expected to be declared or paid by the consolidated entity during the terms of the options.

The underlying expected volatility was determined by reference to historical data of the Company’s shares over a period of time. No special features inherent to the options granted were incorporated into measurement of fair value.

Based on the above assumptions, the table below sets out the valuation for each tranche of options:

Grant date	Expiry date	Share price at Grant Date	Exercise price	Volatility (%)	Remaining Life (years)	Risk free Rate (%)	Fair value per option

16/11/2015	16/11/2020	$0.140	$2.200	158.00%	0.37	2.04%	$1.280
05/09/2016	05/09/2021	$0.105	$1.630	122.00%	1.16	1.60%	$0.840
12/10/2016	17/10/2021	$0.098	$1.560	122.00%	1.29	1.89%	$0.780
31/10/2016	01/11/2021	$0.090	$1.380	122.00%	1.20	1.87%	$0.720
21/11/2016	23/11/2021	$0.092	$1.380	122.00%	1.20	2.10%	$0.730
07/08/2017	07/08/2022	$0.430	$0.670	74.50%	2.08	1.95%	$0.206
05/02/2018	05/02/2023	$0.500	$0.780	74.50%	2.58	1.95%	$0.200
04/01/2019	04/01/2024	$0.340	$0.493	74.50%	3.50	1.95%	$0.140
13/11/2019	13/11/2024	$0.410	$0.493	74.50%	4.20	1.95%	$0.180
13/01/2020	13/01/2025	$0.620	$0.881	74.50%	4.50	1.95%	$0.340

Notes to the financial statements

June 30, 2020

Note 34. Subsequent events

In August 2020 the Company was advised that the United States Food and Drug Administration (FDA) has awarded Rare Pediatric Disease Designation (RPDD) to Kazia’s paxalisib (formerly GDC-0084) for the treatment of Diffuse Intrinsic Pontine Glioma (DIPG), a rare and highly-aggressive childhood brain cancer.

In August 2020 the Company was also advised that the FDA has awarded Fast Track Designation (FTD) to paxalisib for the treatment of glioblastoma, the most common and the most aggressive form of primary brain cancer in adults.

In August 2020 United States Food and Drug Administration (FDA) has granted Orphan Drug Designation (ODD) to Kazia’s paxalisib (formerly GDC-0084) for the treatment of malignant glioma, which includes Diffuse Intrinsic Pontine Glioma (DIPG), a rare and highly aggressive childhood brain cancer.

In October 2020 the Company raised approximately $24 million (after costs) from a fully underwritten entitlement offer to eligible shareholders. The proceeds of the offer will be used to fund the Company’s participation in the GBM Agile study for paxalisib in glioblastoma (GBM Agile) and for general working capital.