Form 20-F
period 2021-06-30
KAZIA THERAPEUTICS LTD
filed 2021-10-07
CIK 1075880

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM
20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended June 30, 2021
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
The number of outstanding Ordinary Shares of the issuer as at June 30, 2021, was 132,012,209.
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
Large accelerated filer  ☐                Accelerated filer  ☐

Non-accelerated
filer  ☒                Emerging growth company  ☐
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

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
[Reserved]
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
We are a biotechnology company and have not yet generated significant revenue. We have incurred losses of A$10.3 million, A$12.5 million and A$8.4 million for the fiscal years ended June 30, 2019, 2020 and 2021, respectively. We have not generated any revenues from sales of any of our product candidates in prior financial years, however in the fiscal year ended June 30, 2021 we did generate revenues of A$15.2 million from the licensing of our drug products.
As of June 30, 2021, we had accumulated losses of A$44.2 million. We have devoted most of our financial resources to research and development, including our clinical development activities. To date, we have financed our operations primarily through the issuance of equity securities, research and development grants from the Australian government and payments from our collaboration partners. While we have generated significant revenue this fiscal year from license transactions, the nature of such revenue is irregular and unpredictable, and is based upon achievement of milestones over which we have limited or no control. As a consequence, we expect to continue to incur significant operating losses for the foreseeable future due to the cost of research and development including clinical trials and the regulatory approval process for product candidates. The amount of our future net losses is uncertain and will depend, in part, on the rate of our future expenditures. Our ability to continue operations will depend on, among other things, our ability to obtain funding through equity or debt financings, strategic collaborations or grants.
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
a small molecule inhibitor of the PI3K/Akt/mTor pathway, and EVT801, a small-molecule selective inhibitor of vascular endothelial growth factor receptor 3 (VEGFR3). However, even though progress has been made, such as the clinical validation of the PI3K/Akt/mTor pathway as a target for oncology therapies, developments of our product candidates may prove unsuccessful, after completion of clinical trials, due to any failure to provide any beneficial effect to cancer patients. It is possible that either or both agents may fail to show sufficient benefit as a treatment for cancer to become commercially viable products.
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
The Company has limited cash resources and will periodically need additional funds to maintain the planned level of R&D activity. We expect to consume cash and incur operating losses for the foreseeable future as the Company continues developing its oncology drug candidates. The impact on cash resources and results from operations will vary with the extent and timing of future clinical trial programs. While it is not possible to make accurate predictions of future operating results, we expect existing cash and cash equivalents will be sufficient to enable us to continue our research and development activities until approximately the final quarter of calendar 2022.
As at June 30, 2021, we had cash in hand and at bank of A$27.6 million. The financial statements have been prepared on a going concern basis, which contemplates continuity of normal activities and realisation of assets and settlement of liabilities in the normal course of business. As is often the case with drug development companies, our ability to continue as a going concern is dependent upon our ability to derive sufficient cash from investors, from licensing and partnering activities and from other sources of revenue such as grant funding. The directors have considered the cash flow forecasts and the funding requirements of the business and are confident that the strategies in place are appropriate to generate sufficient funding to allow us to continue as a going concern.

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
We have not carried out any analysis as to whether we have met the COT or, failing the COT, the SBT or similar business test over relevant periods. In addition, future shareholding changes may result in a significant ownership change for us. It is therefore uncertain as to whether any of our tax losses carried forward as of June 30, 2021 will be available to be carried forward and available to offset our assessable income, if any, in future periods.
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
(the information contained in the website does not form part of the Annual Report). Our agent for service of process in the United States is Vcorp Services, LLC, 25 Robert Pitt Drive, Suite 204, Monsey, New York 10952..
The Company’s Ordinary Shares are listed on the Australian Securities Exchange (“ASX”) under the symbol ‘KZA’ and its ADSs, each representing ten Ordinary Shares, trade on the NASDAQ Capital Market under the symbol ‘KZIA’. The Depositary for the Company’s ADSs is The Bank of New York Mellon, 240 Greenwich Street, New York, NY 10286. All information we file with the SEC is available through the SEC’s Electronic Data Gathering, Analysis and Retrieval system, which may be accessed through the SEC’s website at www.sec.gov.
B. Business overview
The ongoing principal business of the Company has been pharmaceutical drug development. The Company is an emerging oncology-focused biotechnology company that has a portfolio of development candidates, diversified across several distinct technologies, with the potential to yield first-in-class and best-in-class agents in a range of oncology indications. The lead drug candidate is paxalisib (formerly GDC-0084), a small molecule inhibitor of the PI3K / AKT / mTOR pathway, which is involved in ten active trials as follows:

•	a Kazia-sponsored phase II clinical trial to examine paxalisib in newly diagnosed glioblastoma, the most common and most aggressive form of primary brain tumor in adults;

•	a phase II / III adaptive registrational study in glioblastoma, sponsored by the Global Coalition for Adaptive Research;

•	a phase I clinical trial being conducted by St Jude Children’s Hospital, examining paxalisib in diffuse intrinsic pontine glioma (DIPG), a rare but very aggressive form of childhood brain cancer;

•
a phase II study being conducted at Dana-Farber Cancer Institute, examining HER2+ breast cancer brain metastases – breast cancer which has spread to the brain – in combination with Herceptin (trastuzumab);

•
an NCI funded multi-drug study of brain metastases – cancer which has spread to the brain from any primary tumor. This study is a phase II trial and is being conducted by the Alliance for Clinical Trials in Oncology;

•	Memorial Sloan Kettering Cancer Center is investigating the potential use of paxalisib in combination with radiotherapy in a phase I clinical trial for cancer which has spread to the brain;

•	A phase II clinical trial is being conducted by Weill Cornell Cancer Centre to examine the impact of a ketogenic diet on the use of paxalisib in glioblastoma;

•	Dana-Farber Cancer Institute is conducting a phase II trial examining paxalisib in primary CNS lymphoma;

•	Pacific Pediatric Neuro-Oncology Consortium is examining paxalisib in DIPG and DMGs (childhood brain cancer) in a phase II study; and

•	A human ‘ADME’ study (also called a ‘mass-balance’ study), which is designed to better understand the elimination of paxalisib from the body, and which is required for eventual product approval.
The following graphic illustrates the primary Kazia trials currently in progress.

Cantrixil (TRX-E-002-1) was previously under development by the Company as a potential therapy for ovarian cancer, and the Company has recently licensed the global rights to Oasmia Pharmaceutical AB (“Oasmia”), a Swedish company.
EVT801 is the Company’s second clinical asset after the global rights were licensed from Evotec SE in a recent transaction which is detailed below.

Research and Development
Paxalisib (formerly GDC-0084)
The company’s lead development candidate is paxalisib (formerly known as GDC-0084), a small molecule, brain-penetrant inhibitor of the PI3K / Akt / mTor pathway, that is being developed as a potential therapy for glioblastoma (GBM), the most common and most aggressive form of primary brain tumour in adults, as well as other forms of brain cancer. Paxalisib is orally administered and is presented in a 15mg capsule formulation. The development candidate is the subject of IND 112,608 with the US FDA.
Paxalisib was developed by Genentech, Inc (South San Francisco, California) and the company entered into a worldwide exclusive license for the asset in October 2016. Prior to this transaction, Genentech had completed an extensive preclinical development program that provided convincing validation for paxalisib as a potential drug for brain cancer. Genentech also completed a phase I clinical trial in 47 patients with advanced recurrent grade III and grade IV glioma (NCT01547546). The most common adverse events were oral mucositis and hyperglycemia. Per RANO criteria, 40% of patients exhibited a best observable response of stable disease, and 26% demonstrated a metabolic partial response on FDG-PET.
The development candidate was granted the International Non-Proprietary Name (INN) ‘paxalisib’ by the World Health Organisation in December 2019. This was confirmed as the United States Adopted Name (USAN) by the USAN Council in April 2020.
Paxalisib is a potent and selective inhibitor of all four isoforms of phosphoinositide-3-kinase (PI3K) and a moderate inhibitor of the mammalian target of rapamycin (mTOR). The PI3K / Akt / mTOR signaling axis has been shown to be dysregulated in approximately 85-90% of cases of glioblastoma, per Cancer Genome Atlas, and is considered a promising target in this disease. More generally, five PI3K inhibitors have thus far been approved by FDA, for a range of hematological malignancies and solid tumors, making this a well-validated target in cancer. Paxalisib is distinguished from these products by the fact that it is the only PI3K inhibitor in mainstream clinical development which is known to cross the blood-brain barrier, a crucial prerequisite for any novel treatment in brain cancer.
Paxalisib’s mechanism is therefore entirely distinct from that of temozolomide, the existing FDA-approved standard of care treatment. Temozolomide functions primarily by alkylating guanine residues in DNA, thereby inhibiting cell division in the rapidly-growing tumor. Paxalisib, by contrast, inhibits a biochemical control signal, and is therefore associated with a very different resistance and toxicity profile.
Paxalisib is the subject of granted or pending composition-of-matter patents in all key territories. In general, the expiry of these patents is in December 2031. However, the company expects that it will be able to secure patent term extensions in the most substantial markets, including US, EU, China, Japan, and Korea, and that these extensions will provide effective protection until 2036. In addition, the company has recently received notice of grant for a patent protecting the manufacturing process associated with paxalisib, and this will provide an additional layer of protection in relevant territories until 2036.
Paxalisib was granted orphan drug designation (ODD) by FDA for glioblastoma in February 2018, and for the broader indication of glioma in August 2020. The development candidate also received Fast Track designation (FTD) for glioblastoma in August 2020, and Rare Pediatric Disease Designation (RPDD) for diffuse midline gliomas in August 2020. Collectively, these special designations provide paxalisib with enhanced access to FDA, a waiver of PDUFA fees, a period of data exclusivity and, in the specific case of RPDD, the potential to secure a pediatric Priority Review Voucher (pPRV) should paxalisib be approved in this indication.
Phase II Clinical Trial in Newly Diagnosed Glioblastoma with Unmethylated MGMT Status (NCT03522298)
A company-sponsored phase II study of paxalisib in newly diagnosed patients with unmethylated MGMT promotor status (NCT03522298) remains ongoing. In November 2020, an interim analysis was presented at the Society for Neuro-Oncology (SNO) Annual Meeting. This analysis showed a median progression-free survival (PFS) of 8.4 months, and a median overall survival (OS) of 17.5 months, each of which compare favourably to the corresponding figures of 5.3 months and 12.7 months which are associated in this patient population with temozolomide, the existing standard of care. The safety profile of paxalisib continues to appear highly favourable, with rash, hyperglycemia, and oral mucositis representing the most common toxicities. In April 2021, the company presented additional interim data focusing on pharmacokinetics at the American Association for Cancer Research Annual Meeting. This data supported 60mg as the go-forward dose, and suggested no significant food effect, allowing for both fed and fasted administration in future studies.
In May 2021, the last patient in the phase II study experienced disease progression and came off study drug, after some 2.3 years of treatment. The study is now in survival follow-up, with final data expected by end of CY2021.

Phase II / III Clinical Trial in Glioblastoma (GBM AGILE) (NCT03970447)
Paxalisib commenced recruitment to GBM AGILE (NCT03970447), a phase II / III adaptive clinical trial in glioblastoma, in January 2021. GBM AGILE is sponsored by the Global Coalition for Adaptive Research, a US-based 501
©
(3) non-profit organisation dedicated to advancing the development of new therapies via the application of cutting-edge statistical methodologies. The study is a platform study, or master protocol study, in which multiple experimental agents are evaluated in parallel, and are compared against a shared control arm. GBM AGILE uses an adaptive Bayesian statistical design to ensure that only the number of patients required to reach a definitive answer are enrolled. Three patient populations are included in the study: newly diagnosed patients with unmethylated MGMT promotor status, newly diagnosed patients with methylated MGMT promotor status, and recurrent patients. Paxalisib is participating in the first and third of these groups but will not examine patients with methylated MGMT promotor status in this study.
As at 30 June 2021, three experimental agents are enrolling patients in GBM AGILE: Bayer’s regorafenib, Kazia’s paxalisib, and VAL-083, manufactured by Kintara Therapeutics. The study has screened approximately 650 patients, and approximately two-dozen study sites are open to the paxalisib arm, with more expected to open during 2H CY2021.
GBM AGILE is intended to serve as the registration study for paxalisib in glioblastoma. The study has been designed with registrational intent, and FDA has indicated that it considers the study suitable for this purpose.
Phase II Study in Glioblastoma in Combination with Ketogenesis
In June 2021, the company entered into an agreement with the Joan & Sanford I Weill Medical College of Cornell University in New York, NY, known generally as Weill Cornell Medicine, for an investigator-initiated phase II clinical trial combining paxalisib with ketogenesis in patients with newly-diagnosed and recurrent glioblastoma. In addition to the general interest in ketogenic diets as a potential adjunct to treatment for various forms of cancer, research by Professor Lew Cantley and colleagues has demonstrated the potential for insulin to antagonise PI3K inhibition. Administering a PI3K inhibitor in the context of minimal insulin secretion should allow the drug to achieve its full potential, and a combination of ketogenic diet and metformin will be used in this study to achieve a hypoinsulinaemic state. Professor Cantley serves as a scientific advisor to the study, and Dr Howard Fine, a highly experienced neuro-oncologist, will serve as Principal Investigator. The study is expected to commence recruitment during 2H CY2021.
Phase I Study in Diffuse Intrinsic Pontine Glioma (DIPG) (NCT03696355)
An investigator-initiated phase I study of paxalisib in children with diffuse intrinsic pontine glioma (DIPG) and other diffuse midline gliomas (DMGs) (NCT03696355), sponsored by St Jude Children’s Research Hospital in Memphis, TN, reported initial interim data in an oral presentation at the SNO Annual Meeting in November 2020. The study met its primary objective and determined a maximum tolerated dose for paediatric use of 27 mg/m2. 27 patients were recruited, of whom 24 received at least one dose of paxalisib. The safety profile and pharmacokinetics were highly consistent with the adult data. The study had not at that stage demonstrated a survival benefit. As at 30 June 2021, a number of patients remain in survival follow-up, and final data is expected during FY2022.
Phase II Study in Diffuse Intrinsic Pontine Glioma (DIPG) (NCT05009992)
In December 2020, the company entered into a letter of intent with the Pacific Pediatric Neuro-Oncology Consortium (PNOC) to execute an investigator-initiated phase II adaptive study of paxalisib in patients with DIPG and other DMGs (), a group which collectively constitutes one of the most aggressive childhood cancers. The study will explore paxalisib in combination with ONC-201, a small-molecule investigational new drug which targets dopamine receptor D2 (DRD2), and which is manufactured by Oncoceutics, Inc, a wholly-owned subsidiary of Chimerix, Inc. The St Jude phase I study in DIPG has already provided invaluable information regarding dosing and safety of paxalisib in a paediatric population, but it has always been assumed that combination therapy would be required to achieve meaningful efficacy in such an aggressive tumour. Research by Professor Matt Dun at the Hunter Medical Research Institute in Newcastle, Australia, has shown compelling evidence of combinatorial synergy between paxalisib and ONC-201, and so the PNOC study will investigate this combination, among others, in patients. The study is expected to commence recruitment in 2H CY2021.
Phase II Study in Primary CNS Lymphoma (PCNSL) (NCT04906096)
In September 2020, the company signed an agreement with Dana-Farber Cancer Institute in Boston, MA, for an investigator-initiated phase II clinical study of paxalisib in patients with primary CNS lymphoma (PCNSL) (NCT04906096). This study commenced recruitment in June 2021. Four of the five FDA-approved PI3K inhibitors are indicated for various forms of lymphoma, so this is considered a high-potential indication for paxalisib. The unique brain-penetrant qualities of paxalisib make it ideally suitable for investigation in this patient group. The study is expected to recruit around 25 patients, and to run for approximately two years. The Principal Investigator is Professor Lakshmi Nayak, a highly experienced clinical researcher in brain cancer, with a specialist interest in PCNSL. The study commenced recruitment in June 2021.

Phase I Study in Brain Metastases in Combination with Radiotherapy (NCT04192981)
Dr T Jonathan Yang is the Principal Investigator to a phase I study in patients with brain metastases and leptomeningeal metastases, in which paxalisib is administered in combination with radiotherapy (NCT04192981), sponsored by Memorial Sloan-Kettering Cancer Center in New York, NY. This study is expected to provide initial interim data during FY2022.
Phase II Study in HER2+ Breast Cancer Brain Metastases in Combination with Trastuzumab (NCT03765983)
Dr Jose Pablo Leone is the Principal Investigator to a phase II study in patients with HER2-positive breast cancer brain metastases, in which paxalisib is administered in combination with Herceptin (trastuzumab) (NCT03765983), sponsored by Dana-Farber Cancer Institute in Boston, MA. This study is expected to provide initial interim data during FY2022.
Phase II Genomically-Guided Study in Brain Metastases (NCT03994796)
The Alliance for Clinical Trials in Oncology is sponsoring a phase II multi-drug study of multiple agents in the treatment of brain metastases from any primary tumour (NCT03994796). The study establishes a genomic profile for patients at entry and then assigns them, on the basis of the predominant mutational profile in their tumour, to receive either abemaciclib (CDK4/6 mutations), entrectanib (ROS/Trk mutations), or paxalisib (PI3K mutations). This study is expected to provide initial interim data during FY2022.
EVT801
The company’s second development candidate is EVT801, a small-molecule selective inhibitor of vascular endothelial growth factor receptor 3 (VEGFR3). EVT801 was originally discovered by Sanofi SA and was licensed to Evotec SE as part of a broader transaction. Evotec conducted an extensive program of preclinical development, which showed compelling evidence of activity in a broad range of animal models. The drug was licensed to Kazia in April 2021.
EVT801 is protected by granted or pending composition-of-matter patents in all key territories, with exclusivity generally through to the early 2030s.
For several decades, it has been clear that growing tumours require an extensive network of newly formed blood vessels and lymphatic vessels to satisfy their substantial nutrient requirements. Drugs which inhibit the formation of new blood vessels (angiogenesis inhibitors) have proven effective in a wide range of solid tumours, with Avastin (bevacizumab) being the best-known example of the class. However, the use of such drugs is limited by hypoxia-induced resistance mechanisms and, in the case of many small-molecule inhibitors, by toxicity. EVT801 has been designed to respond to these challenges by selectively targeting lymphangiogenesis, the formation of new lymphatic vessels. Doing so, and with a high degree of selectivity, is expected to provide many of the same benefits as inhibition of angiogenesis, but without the attendant problems of resistance and toxicity.
In addition, drugs which target VEGF receptors have shown the potential to alter the population of immune cells within the tumour micro-environment, thereby potentially making ‘cold’ tumours more susceptible to immuno-oncology agents such as checkpoint inhibitors. A wealth of preclinical evidence supports this hypothesis with EVT801 and provides a second and almost entirely distinct mechanism of action through which the drug may provide benefit to cancer patients.
Kazia has initiated work on a phase I clinical trial of EVT801, which will seek to explore both of these mechanisms (inhibition of lymphangiogenesis and modulation of tumour immune micro-environment), as well as provide critical information regarding the safety, tolerability, and pharmacokinetics of the drug. The planned phase I study will be initiated at two trial sites in France and will aim to recruit up to 96 patients with advanced cancer. The study is expected to commence recruitment by the end of CY2021.
We have a reasonable expectation that during fiscal 2022:

•	Final results will be reported from the phase II clinical trial of paxalisib in glioblastoma;

•	Interim results will be reported from the phase II clinical trial of paxalisib in combination with trastuzumab in breast cancer metastases;

•	Interim results will be reported from the phase II genomically-guided study of paxalisib in brain metastases;

•	Interim results will be reported from the phase I study of paxalisib in combination with radiotherapy in brain metastases;

•	Final data will be reported from the phase I study of paxalisib in children with diffuse intrinsic pontine glioma (DIPG);

•	The phase II study of paxalisib in combination with a ketogenic diet in glioblastoma will commence recruitment;

•	The phase II study of paxalisib in combination with ONC-201 in DIPG and DMGs will commence recruitment; and

•	The phase I study of EVT801 in patients with advanced solid tumours will commence recruitment.

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
In order to ensure that a product can be included in the ARTG, a sponsoring company must make an application to the Therapeutic Goods Administration (“TGA”). The application usually consists of a form accompanied by data (based on the EU requirements) to support the quality, safety and efficacy of the product for its intended use and payment of a fee. Application details are available on the TGA website
www.tga.gov.au
.
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
Product and Corporate Developments during Fiscal 2021
The Company continued to pursue its strategy of focusing resources on clinical programs, being those most likely to provide a return to shareholders.
In October 2020, the Company raised $23.6 million (net of costs) from an accelerated non-renounceable
entitlement offer to industry investors, and in April 2021, raised US$4 million as a result of a placement to Simcere.
In March 2021, the Company partnered our legacy asset, Cantrixil
(TRX-E-002-1)
to Oasmia for US$4 million up front, up to US$42 million in contingent milestone payments and double-digit royalties.
Also in March 2021, the Company partnered paxalisib for Greater China to Simcere for US$11 million up front comprising US$7 million in cash and US$4 million in equity investment, and up to US$281 million in contingent milestones and tiered mid-teen
royalties.
In April 2021, the Company
in-licensed
EVT801, a selective small-molecule inhibitor of VEGFR3 from Evotec SE of Germany for €1 million up front, approximately €308 million in contingent milestones and single-digit royalties.
The funds supplied by the capital raises, as well as the
up-front
payments from the two licensing transactions, funded the operations of the Company for fiscal 2021 and the up-front
payment for EVT801, and will provide funding for the ongoing studies being conducted for both assets.
As well as our own ongoing clinical trials, paxalisib is now also involved in a further seven clinical trials, all being conducted by world renowned research organizations and principally funded by parties other than Kazia, giving us multiple opportunities to realise value from this drug. EVT801 is expected to enter the clinic later in 2021.
The Company has continued to make all efforts to improve operating efficiency and maintain the current low rate of G&A costs, allowing the bulk of the company’s funds to be directed towards our research and development activities. Cash outlaid in relation to our clinical programs represented approximately 80% of the total cash outlay for the year, as compared to 72% in the prior fiscal period.
C. Organizational structure
Kazia Therapeutics Limited is incorporated in Australia and has the following wholly-owned subsidiaries:

Name	Country of incorporation

Kazia Laboratories Pty Ltd	Australia
Kazia Research Pty Ltd	Australia
Kazia Therapeutics Inc.	United States (Delaware)
Glioblast Pty Ltd Kazia Therapeutics (Hong Kong) Limited	Australia Hong Kong

D. Property, plant and equipment
During fiscal 2021, the Company continued to work out of a serviced office in Sydney that is subject to a renewable
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
The following tables provide a summary of revenues and income for the past three fiscal years:

	For the fiscal year ended June 30,
	2021	2020	2019
	A$’000	A$’000	A$’000
Revenue	15,183	—	—
Finance income	42	66	100
Other income:
Net foreign exchange gain	—	5	—
Payroll tax rebate	2	2	—
Reimbursement of expenses	—	—	25
Research and development rebate	—	968	1,431
Subsidies and grants	—	20	9

Total revenue and other income	15,227	1,061	1,565

Fiscal 2021 compared to fiscal 2020
Revenue, finance income and other income
In fiscal 2021, the Company generated revenue from contracts with customers, being up-front
license fees from the licensing of their two key assets to third parties. Revenue in fiscal 2021 amounted to A$15.2 million compared with nil in fiscal 2020.
The Company earns interest income derived from interest bearing bank account, which is directly linked with the amounts held on deposit. The amount of finance income earned decreased as a result of decreased cash balances as well as lower interest rates enjoyed during the year.

Research and development rebate decreased from A$1.0 million in fiscal 2020 to nil in fiscal 2021. In fiscal 2021, the amount of qualifying expenditure in Australia was not sufficiently large to warrant making a claim for the R&D rebate, and we do not anticipate applying for the rebate in future fiscal years as this trend is set to continue.
Expenses
Research and development expenses increased from A$9.5 million in fiscal 2020 to A$14.5 million in fiscal 2021 (53%). The increase was mainly as a result of the Company’s lead asset, paxalisib, entering into a registrational trial run by GCAR, which aims to recruit up to 200 patients. Funds were also spent on preparatory work for the Phase I trial for EVT801, which is anticipated to open later in 2021.
General and administrative costs increased from A$3.7 million in fiscal 2020 to A$7.0 million in fiscal 2021 (89%). A total of A$1.5 million represented VAT and withholding tax on revenue deducted at source, and the Company also incurred additional costs in legal fees to support the three license transactions concluded during the year. This is the first year that the Company has held significant balances in currencies other than A$, and a small FX loss was experienced on translation of year end balances. Corporate overheads were also increased as the Company somewhat expanded its operating base, however there is a continued focus on conserving funds.
Net loss
The Company’s loss after income tax reduced from A$12.5 million in fiscal 2020 to A$8.4 million in fiscal 2021. The change was mainly as a result increased R&D expenditure during the fiscal 2021 as described above, offset somewhat by the revenue from license transactions, also as described above.
Fiscal 2020 compared to fiscal 2019
This analysis can be found in Item 5 of the Company’s annual report on Form
20-F
for fiscal 2020.
B. Liquidity and capital resources
We have incurred cumulative losses and negative cash flows from operations since our inception and, as of June 30, 2021, we had accumulated losses of A$44.2 million. We anticipate that we will continue to incur losses for at least the next several years. We expect that our research and development expenditure will continue to increase and, as a result, we will need additional capital to fund our operations, which we may raise through a combination of equity offerings, other third-party funding, and other collaborations, strategic alliances and licensing arrangements.
We had no borrowings in fiscal 2021 and do not currently have a credit facility.
As of June 30, 2021, we had cash and cash equivalents of A$27.6 million, held in both A$ and US$. Cash in excess of immediate requirements is invested in accordance with our investment policy, primarily with a view to liquidity and capital preservation. Currently, our cash and cash equivalents are held in bank accounts. Our short-term investments consist of term deposits with maturity within 90 days. At June 30, 2021, term deposits amounting to A$6.5 million had a weighted average interest rate of 0.04%.
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
Cash flows
The following table set forth the sources and uses of cash for the past three fiscal years:

(in A$ thousands)	2021	2020	2019
Net cash used in operating activities	(9,110)	(8,809)	(6,714)
Net cash from investing activities	—	—	2,359
Net cash from financing activities	28,108	12,139	3,815

Operating activities.
Net cash used in operating activities for the three fiscal years primarily represents net outflows for the cost of the R&D programs and the general and administrative costs of running the business. This amount is heavily impacted by the cost of the clinical programs, as well as cost containment measures adopted to manage the general and administrative costs of the business.
Investing activities.
Net cash from investing activities in fiscal 2019 represents funds generated from the sale of shares in a listed entity, which were obtained via the settlement of an IP dispute.
Financing activities.
Net cash from financing activities in fiscal 2021, 2020 and 2019 arose as a result of private placements of ordinary shares to institutional investors in certain countries as well as Share Purchase Plans to shareholders in Australia.
At June 30, 2021, the Company did not hold any derivative financial instruments for managing its foreign currency; however, the Company may from time to time enter into hedging arrangements where circumstances are deemed appropriate.
The Company believes that its future ability to fund its operations will depend on deriving sufficient cash from investors through successful capital raisings, from licensing and partnering activities and government grants.
The Company had no commitments for capital expenditure or material contractual obligations at the end of fiscal 2021.
The Company continuously pursues opportunities for
non-dilutive
funding, such as grant applications.
The Company cannot provide assurance that it or its subsidiaries will be able to raise the funds necessary to complete the planned clinical trial programs or find appropriate collaboration or licensing opportunities.
The Company does not have any
off-balance
sheet arrangements.
Financing activities
Equity issues
The Company has historically financed its operations primarily from issuing equity capital.
During fiscal 2019 the Company issued 13,757,052 ordinary shares. The details of these share issues are as follows:

•	In October 2018 the Company issued 8,900,001 shares to industry funds and other investors and raised A$3,382,000 before costs.

•	In November 2018, the Company issued 2,820,824 shares in relation to a milestone associated with the acquisition of Glioblast Pty Limited.

•	In November 2018 the Company issued 2,036,227 shares to qualifying existing shareholders under the Company’s Share Purchase Plan, raising funds of A$773,760 before costs.
During fiscal 2020 the Company issued 32,431,696 ordinary shares. The details of these share issues are as follows:

•	In November 2019, the Company issued 10,000,000 shares to industry funds and other investors and raised A$4,000,000 before costs.

•	In April 2020, the Company issued 18,041,667 shares to industry funds and other investors and raised A$7,216,667 before costs.

•	In May 2020 the Company issued 4,390,010 shares to qualifying existing shareholders under the Company’s Share Purchase Plan, raising funds of A$1,756,004 before costs.
During fiscal 2021 the Company issued 37,413,840 ordinary shares. The details of those share issues are as follows:

•	In October 2020 the Company issued 31,542,895 shares to industry funds and other investors and raised A$25,234,316 before costs.

•	In April 2021 the Company issued 3,037,580 shares to a partner pharmaceutical company for the sum of US$4,000,000.

•	In May 2021 the Company issued 2,391,865 shares in satisfaction of a milestone payment relating to the acquisition of paxalisib.

•	In August 2020 and March 2021, the Company issued a total of 441,500 shares upon the exercise of options, raising a total of A$273,287.

Foreign currency fluctuations were not material for the Company in fiscal 2020 however as the Company held balances in US$ during fiscal 2021, a conversion loss of A$0.4 million was experienced in fiscal 2021. See Item 18. “Financial Statements – Note 21 – Financial Instruments” for disclosures about financial risk management including interest rate risk, foreign currency risk and liquidity risk.
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
During fiscal 2017, Kazia reached two milestones that triggered the conversion of a portion of its Convertible Notes. On September 14, 2016 the directors approved the issue of 20,000,000 ordinary shares as a consequence of a conversion of A$500,000 of the Convertible Notes, and on November 1, 2016 a further 16,000,000 ordinary shares were issued as a result of the conversion of a further portion of the Convertible Notes. During fiscal 2018, one of the noteholders waived his rights to the remaining tranche of convertible notes, resulting in the reduction of the convertible note carrying value by a further A$136,000. As of June 30, 2021, the Convertible Notes carrying value amounts to A$464,000.
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
In fiscal 2021, 2020 and 2019 we spent, respectively, a total of A$14.5 million, A$9.5 million and A$6.5 million on company-sponsored research and development activities. We plan to increase our research and development expenses for the foreseeable future as we continue the development of product candidates and explore further potential applications of our technology.

D. Trend Information
Further to the risk factors discussed in Item 3D, we note that the financial information disclosed in the SEC Form
20-F
may not be indicative of future results in the following areas:

•
While we anticipate that funds will continue to be spent on research and development of our drug candidates, the amounts expended in recent years may not be indicative of the amounts to be expended in future years, because we may have more or fewer drug candidates, they may be at different stages of their lifecycle and the trials deemed suitable for their development may be more or less costly;

•
While we generated revenue from licensing transactions in fiscal 2021, Kazia may not generate any revenue in future years, and if it does, the amounts generated in fiscal 2021 may not be representative of any such revenues in future years. This could be as a result of whether any further licensing transactions are entered into, as well as whether any milestones are met in relation to license agreements already in place;

•	The quantum of general and administrative expenditure in recent years may not be indicative of the expenditure required in future years;
E. Critical Accounting Estimates – see Note 2. Significant accounting policies

Item 6.	Directors, Senior Management and Employees
A. Directors and Senior Management
The names and details of the Company’s Directors and senior management at the date of this report are as follows:

Iain Ross	Chairman, Non-Executive Director
Bryce Carmine	Non-Executive Director
Steven Coffey	Non-Executive Director
James Garner	Managing Director and Chief Executive Officer
Kate Hill	Company Secretary
Gabrielle Heaton	Director of Finance and Administration
Directors were in office for the entire period unless otherwise stated.
Names, titles, experience and expertise

Name:	Iain Ross
Title:	Chairman, Non-Executive Director
Experience and expertise:	Iain, based in the UK, is an experienced Director and has served on a number of Australian company boards. He is Chairman of Silence Therapeutics plc (LSE & NASDAQ:SLN), ReNeuron Group plc (LSE:RENE) and BiVitctriX Therapeutics plc (LSE:BVX) as well as unlisted Biomer Technology Limited. He is also a non-executive
director of Palla Pharma Limited (ASX:PAL). In his career he has held senior positions in Sandoz AG, Fisons Plc,
Hoffmann-La
Roche AG and Celltech Group Plc and also undertaken a number of start-ups
and turnarounds on behalf of banks and private equity groups. His track record includes multiple financing transactions having raised in excess of £400 million, both publicly and privately, as well as extensive experience of divestments and strategic restructurings and has over 25 years in cross-border management as a Chairman and CEO. He has led and participated in 8 Initial Public Offerings,(5 LSE, 1 ASX, 2 NASDAQ) and has direct experience of mergers and acquisitions transactions in Europe, USA and the Pacific Rim.
Other current directorships:	Silence Therapeutics plc (LSE:SLN), ReNeuron Group plc (LSE:RENE), Palla Pharma Limited (ASX:PAL) and BiVictriX Therapeutics plc (LSE:BVX)
Special responsibilities:	Member of Remuneration and Nomination Committee, Member of the Audit, Risk and Governance Committee.

Name:	Bryce Carmine
Title:	Non-Executive Director
Experience and expertise:	Bryce spent 36 years working for Eli Lilly & Co. and retired as Executive Vice President for Eli Lilly & Co, and President, Lilly
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
Non-Executive
Director of CountPlus Limited (ASX:CUP) and Elmo Software Limited (ASX:ELO) as well as Chair of the Audit and Risk Committee for both of these companies. She is also Chair of Seeing Machines Limited (LSE:SEE). Kate is a member of the Institute of Chartered Accountants in Australia and New Zealand, and a graduate of the Australian Institute of Company Directors.

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
Remuneration for Directors and Senior Executives is based on the overall objective of attracting and retaining people of high quality who will make a worthwhile contribution to Kazia in the short, medium and long term, and thereby contribute to long term shareholder value. The Board and its Remuneration and Nomination Committee take a balanced position between the need to pay market rates to attract talent, and the financial resources of Kazia, in determining remuneration.
Non-Executive
Directors remuneration
The Constitution of Kazia and the ASX listing rules specify that the aggregate remuneration of
Non-Executive
Directors shall be determined from time to time by General Meeting. The last determination for Kazia was at the Annual General Meeting held in November 2020 when the shareholders approved an aggregate remuneration of A$700,000.
Non-Executive
Directors’ fees are reviewed periodically by the Board and are regularly compared with those of companies of comparable market capitalisation and stage of development. The Chairman’s fees are determined independently to the fees of other non-executive
Directors based on comparative roles in the external market.
Fees paid to director were relatively constant in recent years as a result of funding constraints, and in the current financial year, after conducting a benchmarking exercise, directors fees were increased to a market rate, and a bonus was paid to
Non-Executive
Directors to reflect their service over recent years at a discounted remuneration level. Further, at the 2020 AGM the shareholders approved the award of 400,000 options to each
Non-Executive
Director.
In relation to the cap on aggregate fees of
Non-Executive
Directors, the value of the options has been excluded from the calculation of aggregate fees because the options were separately approved by the shareholders.
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
Fixed remuneration is reviewed annually by the Remuneration and Nomination Committee based on individual performance, the overall performance of Kazia and comparable market remunerations. The Remuneration and Nomination Committee approved increases in fixed remuneration during fiscal 2021.
The short-term incentives program is designed to align the targets of Kazia with the performance hurdles of executives. Short-term incentive payments are granted to executives based on specific annual performance objectives, metrics and performance appraisals. Annual performance reviews are conducted at the end of each calendar year and bonuses are paid shortly after the performance reviews are completed. Annual performance objectives cover matters such as progress in clinical trials, and management of the Company’s financial resources.
The Board or the Remuneration and Nomination Committee may, at its discretion, award bonuses for exceptional performance.
The Remuneration and Nomination Committee approved the payment of cash bonuses to the CEO and employees in respect of the financial year ended June 30, 2020. The approval with respect to the financial year ended June 30, 2021, is expected to occur subsequent to the filing of this annual report.

The long-term incentive comprises equity-based payments. Kazia aims to attract and retain high calibre executives, and align their interests with those of the shareholders, by granting equity-based payments based on tenure. The share-options issued to executives are governed by the ESOP.
Employee share option plan
The Employee Share Option Plan (‘ESOP’) was most recently approved by shareholders in November 2020.
The ESOP provides for the issue of options to eligible individuals, being employees, Officers and
Non-executive
directors of Kazia.
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
Kazia issued 2,200,000 share options under the ESOP during fiscal 2021, of which 2,100,000 were issued to Key Management Personnel.
Any change to the ESOP will require approval by shareholders.
Use of remuneration consultants
During fiscal 2021, the Company did not engage remuneration consultants to assist with the determination of remuneration levels.
Details of remuneration
Amounts of remuneration
Details of the remuneration of key management personnel of Kazia are set out in the following tables.
The KMP of Kazia consisted of the following directors of Kazia Therapeutics Limited:

•	Iain Ross - Non-Executive Director, Chairman

•	Bryce Carmine - Non-Executive Director

•	Steven Coffey - Non-Executive Director

•	Dr James Garner - Managing Director, CEO
And the following persons:

•	Gabrielle Heaton - Director of Finance and Administration

•	Kate Hill - Company Secretary

	Short-term benefits		Short-term benefits	Post- employment benefits	Share-based payments
			Movements in accrued leave
	Cash salary	Cash	Non-	Super-	Equity-
	and fees	Bonus	monetary	annuation	settled options	Total
2021	A$	A$	A$	A$	A$	A$
Non-Executive Directors:
I Ross*	147,436	20,000	—	—	119,067	286,503
B Carmine	82,500	22,500	—	9,975	119,067	234,042
S Coffey	82,500	22,500	—	9,975	119,067	234,042
Executive Directors:
J Garner	503,000	240,000	90,400	70,585	228,651	1,132,636
Other Key Management Personnel:
G Heaton	204,000	25,000	(241)	21,755	15,069	265,583
K Hill	108,525	26,400	—	—	15,677	155,701

	1,127,961	356,400	90,159	112,290	616,598	2,303,408

*	Salary paid in UK pounds, but disclosed in Australian dollars using an annual average rate of 0.5562

The cash bonuses were granted by the Remuneration Committee at a meeting held in December 2020. The amounts were determined on a discretionary basis by the Remuneration Committee after assessing the corporate achievements for fiscal 2020.
Service agreements
Under Remuneration and Nomination Committee policy, employment contracts are entered into with each of the executives who is considered to be KMP. Under the terms of the contracts, remuneration is reviewed at least annually. The employment contracts of KMPs include a termination clause whereby a party can terminate the agreement on notice. Such notice may vary between 4 weeks and 6 months. Under the terms of each contract, payment in lieu can be made by Kazia to substitute the notice period. Kazia may terminate the contracts at any time without cause if serious misconduct has occurred. In the event that employment is terminated for cause, no severance pay or other benefits are payable by Kazia.
Remuneration and other terms of employment for key management personnel are formalised in service agreements. Details of these agreements are as follows:

Name: Title: Agreement commenced: Term of agreement: Details:
James Garner
Chief Executive Officer, Managing Director
February 1, 2016
Full-time employment
Base salary to be reviewed annually by the Remuneration and Nomination Committee. James’s appointment with Kazia may be terminated with Kazia giving 6 months’ notice or by James giving 6 months’ notice. Kazia may elect to pay James equal amount to that proportion of his salary equivalent 6 months’ pay in lieu of notice, together with any outstanding entitlements due to him.

The current base salary, as from January 1, 2021, is A$510,000 including an allowance for health benefits.

Name: Title: Agreement commenced: Term of agreement: Details:
Gabrielle Heaton
Director of Finance and Administration
March 13, 2017
Full time employment
Base salary to be reviewed annually by the Remuneration and Nomination Committee. Gabrielle’s appointment with Kazia may be terminated with Kazia giving 4 weeks’ notice or by Gabrielle giving 4 weeks’ notice. Kazia may elect to pay Gabrielle equal amount to that proportion of her salary equivalent 4 weeks’ pay in lieu of notice, together with any outstanding entitlements due to her.

The current base salary, from January 1, 2021, is A$208,000.

Name: Title: Agreement commenced: Term of agreement: Details:
Kate Hill
Company Secretary
September 9, 2016
Part-time contractor
Base remuneration is based on time worked. Daily rate to be reviewed annually by the Remuneration and Nomination Committee, with monthly rate of A$11,900 for a two-day
week, applied from January 1, 2021. The contract is open ended. Kate’s appointment with Kazia may be terminated with Kazia giving 60 days’ notice or by Kate giving 60 days’ notice.

Key management personnel have no entitlement to termination payments in the event of removal for misconduct.
Share-based compensation
Issue of shares
The terms and conditions of each grant of options over ordinary shares granted as remuneration to Directors or other Key Management Personnel in this financial year or future financial years are set out below.
The options issued in November 2020 were to James Garner (800,000 options with a fair value at grant date of $402,000), Iain Ross (400,000 options with a fair value at grant date of $165,300), Bryce Carmine (400,000 options with a fair value at grant date of $165,300) and Steven Coffey (400,000 options with a fair value at grant date of $165,300)

The options issued in January 2021 were to Kate Hill (50,000 options, with a fair value at grant date of $29,929) and Gabrielle Heaton (50,000 options, with a fair value at grant date of $29,929). Service conditions are that any unvested options are forfeit on cessation of employment. There are no performance conditions, consistent with the Company’s Employee Share Option Plan rules, as reapproved by shareholders in November 2020.
Options issued during the financial year

Grant date	No of options	Vesting date	Expiry date	Exercise price $	Fair value at grant date $
09/11/2020	200,000	13/01/2021	13/01/2025	$0.881	$0.450
09/11/2020	200,000	13/01/2022	13/01/2025	$0.881	$0.490
09/11/2020	200,000	13/01/2023	13/01/2025	$0.881	$0.520
09/11/2020	200,000	13/01/2024	13/01/2025	$0.881	$0.550
09/11/2020	300,000	01/01/2021	09/11/2024	$1.132	$0.379
09/11/2020	300,000	01/07/2021	09/11/2024	$1.132	$0.403
09/11/2020	300,000	01/01/2022	09/11/2024	$1.132	$0.425
09/11/2020	300,000	01/07/2022	09/11/2024	$1.132	$0.446
04/01/2021	25,000	04/01/2022	04/01/2025	$1.690	$0.520
04/01/2021	25,000	04/01/2023	04/01/2025	$1.690	$0.576
04/01/2021	25,000	04/01/2024	04/01/2025	$1.690	$0.627
04/01/2021	25,000	04/01/2025	04/01/2025	$1.690	$0.671

	2,100,000

Options granted carry no dividend or voting rights. Each option is convertible to one ordinary share upon exercise. During the year, 96,500 options were exercised by Gabrielle Heaton and 245,000 options were exercised by Kate Hill.
Pension benefits
The Company paid A$112,290 during fiscal 2021 for employee superannuation benefits and pension benefits related to KMPs.
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
There are procedures in place, agreed by the Board, to enable directors in furtherance of their duties to seek independent professional advice at the Company’s expense. The appointment and expiration dates of each director in office at the date of this report is as follows:

Name	Position	Year First Appointed	Current term expires

Bryce Carmine	Non-executive Director	2015	Nov-23

Iain Ross	Non-executive Director, Chairman	2014	Nov-21

Steven Coffey	Non-executive Director	2012	Nov-22

James Garner	Managing Director, CEO	2016	N/A*

*	The managing director is exempt from standing for re-election under the Company’s constitution and Australian corporate law.
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
Board of Directors
The Board of Kazia Limited is elected by and accountable to shareholders. The Board monitors and directs the business and is responsible for the corporate governance of the Company. As at June 30, 2021, the Board comprised of four directors, three of whom were non-executive
directors.
We do not have a ‘diverse’ board of directors as defined in Nasdaq Rule 5605(f). Kazia is a small company with four Directors. All of our Directors have been with the Company more than five years so there has not been an opportunity to consider ‘diverse’ candidates. That being said, we believe in having a diverse workforce and will consider ‘diverse’ director candidates when an opportunity arises.
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
On at least a
bi-annual
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
D. Employees
As of the end of each of the last three fiscal years, the Company employed the following number of people - FTEs:

Category of Activity	2021	2020	2019
Research and Development	4.6	3.6	3.6
Finance and Administration	1.7	1.7	1.7

Total	6.3	5.3	5.3

Geographic Location	2021	2020	2019
Australia	5.3	5.3	5.3
United States	1	0	0

Total	6.3	5.3	5.3

E. Share Ownership
Directors’ and KMP interests in the shares and options of the Company for fiscal 2021:
Shareholding
The number of shares in the Company held during fiscal 2021 by each Director and other members of Key Management Personnel of the Company, including their personally related parties, is set out below:

	Balance at start of year	Received as part of rem	Additions	Disposals	Balance at end of year
Ordinary shares
B Carmine*	266,293	—	106,400	—	372,693
S Coffey*	326,474	—	107,791	—	434,265
J Garner*	275,000	—	155,000	—	430,000
I Ross*	800,001	—	200,000	—	1,000,001
K Hill*	30,000	—	265,000	—	295,000
G Heaton*	10,000	—	103,168	—	113,168

Total	1,707,768	—	937,359	—	2,645,127

*	Each Director and Key Management Personnel owns less than 1% of shareholding.

Option holding
The number of options over ordinary shares in the company held during the financial year by each Director and other members of Key Management Personnel of Kazia, including their personally related parties, is set out below:

	Balance at the start of the year	Granted as remuneration	Expired	Exercised	Balance at the end of the year
Options over ordinary shares
J Garner*	1,200,000	800,000	—	—	2,000,000
K Hill*	320,000	50,000	—	(245,000)	125,000
G Heaton*	242,000	50,000	—	(96,500)	195,500
Iain Ross*	—	400,000	—	—	400,000
Bryce Carmine*	—	400,000	—	—	400,000
Steven Coffey*	—	400,000	—	—	400,000

	1,762,000	2,100,000	—	(341,500)	3,520,500

*	Options issued under the Employee Share Option Plan. Unvested options are forfeited upon cessation of employment with the Company.
Share-based compensation
There were no shares issued to Directors or other KMP as part of compensation during fiscal 2021.

Item 7.	Major Shareholders and Related Party Transactions
A. Major shareholders
The following table present certain information regarding the beneficial ownership of our ordinary shares based on 132,012,209 ordinary shares outstanding at September 30, 2021, by each person known by us to be the beneficial owner of more than 5% of our ordinary shares, as well as their holdings on October 14, 2020 and August 31, 2019.

	Ordinary shares beneficially owned
5% or greater shareholders	September 30, 2021		August 14, 2020		August 31, 2019
	Number	%	Number	%	Number	%
Hishenk Pty Limited and associated entities	18,715,000	14.44%	18,570,000	16.1%	11,108,792	17.9%
Platinum International Healthcare Fund	7,084,856	5.47%	11,356,760	9.9%	6,578,948	10.6%
Quest Asset Partners Pty Ltd	11,101,710	8.4%	7,215,790	6.3%	—	0.0%
At September 30, 2021, there were 3,130,299 of the Company’s ADSs outstanding, representing 31,302,996 ordinary shares (or 27.1% of the then outstanding ordinary shares). At September 30, 2021, there were 52 registered holders of the Company’s ADSs. On that same date, 100 ordinary shares were held directly by U.S. holders.
There have been no other significant shareholders in the last three fiscal years. All shareholders have the same voting rights.
B. Related party transactions
During fiscal 2021, and up to the date of this report, we did not enter into any transactions or loans with any: (i) enterprises that directly or indirectly, through one or more intermediaries, control, are controlled by or are under common control with us; (ii) associates; (iii) individuals owning, directly or indirectly, an interest in our voting power that gives them significant influence over us, and close members of any such individual’s family; (iv) executive officers and close members of such individuals’ families; or (v) enterprises in which a substantial interest in our voting power is owned, directly or indirectly, by any person described in (iii) or (iv) or over which such person is able to exercise significant influence.
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
Legal proceedings
In prior periods, Kazia was prosecuting its Intellectual Property (‘IP’) rights against an Austrian company, APOtrend, and had provided a guarantee to the value of €250,000 with the court to provide security for potential damage claimes raised by APOtrend. During fiscal 2021 the proceedings were settled and the deposit was released in full back to Kazia.
Dividends
There were no dividends paid, recommended or declared during fiscal years 2021, 2020 or 2019.
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
on a selective basis.
Change of Control
Takeovers of listed Australian public companies, such as Kazia, are regulated by the Corporations Act, which prohibits the acquisition of a “relevant interest” in issued voting shares in a listed company if the acquisition will lead to that person’s or someone else’s “voting power” (being the person’s relevant interests plus those of its associates) in Kazia’s issued shares increasing from 20% or below to more than 20% or increasing from a starting point that is above 20% and below 90% (“
Takeovers Prohibition
”), subject to a range of exceptions.
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
period.
At the date of this report, one milestone has lapsed and two have been settled in shares. The remaining milestone relates to the successful completion of a Phase II trial in
GDC-0084.
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
in a phase II/III adaptive clinical trial known as GBM AGILE (NCT03970447), which is expected to serve as the pivotal study for registration of paxalisib in glioblastoma by the US Food and Drug Administration (FDA). Under the terms of the agreement, the Company paid GCAR an upfront payment of US$5 million on execution, and will make further payments to GCAR throughout the course of the study, as defined milestones are met, with the total cost of the study capped at a pre-defined
amount under the terms of the agreement. GCAR will serve as the sponsor of GBM AGILE and the company will supply investigational product for conduct of the study at its sole expense. It is expected that paxalisib’s participation in GBM AGILE will be approximately three to four years in duration.
License Agreement with Oasmia Pharmaceutical AB
In March 2021, the Company entered into an exclusive worldwide license agreement with Oasmia Pharmaceutical A, an innovation-focused specialty pharmaceutical company, for Cantrixil
(TRX-E-002-1),
a clinical-stage,
first-in-class
drug candidate under development for the treatment of ovarian cancer. Under the terms of the agreement, Oasmia assumed worldwide exclusive rights to develop and commercialise Cantrixil for all indications, with an initial focus on ovarian cancer. During fiscal 2021, Oasmia made an upfront payment of US$4 million, with contingent milestones of up to US$42 million and double-digit royalties on commercial sales.

License Agreement with Simcere Pharmaceutical Group Ltd
In March 2021, the Company entered into a licensing agreement with Simcere Pharmaceutical Group Ltd (“Simcere”) to develop and commercialise the Company’s investigational new drug, paxalisib, in Greater China. Under the terms of the agreement, Simcere assumed responsibility for the development, registration and commercialization of paxalisib in Greater China (a territory which includes Mainland China, Hong Kong, Macau and Taiwan). The Company received an upfront payment of US$11 million comprising US$7 million in cash and a US$4 million equity investment, priced at a 20% premium to recent trading. The Company will also receive contingent milestone payments of up to US$281 million for glioblastoma, with further milestones payable for indications beyond glioblastoma. Simcere will additionally pay mid-teen
percentage royalties on commercial sales.
License Agreement with Evotec SE
In April 2021, the Company entered into a worldwide exclusive licensing agreement with Evotec SE, a leading European drug discovery and development company, for EVT801, a small-molecule, first-in-class
oncology drug candidate. Under the terms of the agreement, Evotec has granted Kazia an exclusive license to develop, manufacture, and commercialize EVT801 in all territories and indications. The Company paid an up-front
amount of €1 million (approximately A$1.6 million). In addition, the terms of the agreement call for performance-related consideration linked to regulatory and commercial outcomes up to a maximum of €308 million (approximately A$480 million) and tiered single-digit royalty payments.
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
Under Australian law, foreign persons require the approval from the Australian Treasurer to acquire more than a limited percentage of the interests in an Australian company. These limitations are set forth in the A ustralian Foreign Acquisitions and Takeovers Act 1975
(Cth) (the “Foreign Takeovers Act”).
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

Passive income does not include rents and royalties derived from the active conduct of a trade or business. If the stock of a
non-U.S.
corporation is publicly traded for the taxable year, the asset test is applied using the fair market value of the assets for purposes of measuring such corporation’s assets. If we own at least 25% (by value) of the stock of another corporation, we will be treated, for purposes of the PFIC tests, as owning our proportionate share of the other corporation’s assets and receiving our proportionate share of the other corporation’s income for purposes of the PFIC income and asset tests. If the stock of a
non-U.S.
corporation is publicly-traded for the taxable year, the asset test is applied using the fair market value of the assets for purposes of measuring such corporation’s assets. If we were a PFIC in any year during a U.S. holder’s holding period for our ordinary shares or ADSs, we would ordinarily continue to be treated as a PFIC for each subsequent year during which the U.S. holder owned the ordinary shares or ADSs. Based on the composition of our assets and income, we believe that we may be treated as a PFIC for U.S. federal income tax purposes with respect to our 2021 taxable year. However, the determination of PFIC status is a factual determination that must be made annually at the close of each taxable year and therefore, there can be no certainty as to our status in this regard until the close of the current or any future taxable year. Changes in the nature of our income or assets or a decrease in the trading price of our ordinary shares or ADSs may cause us to be considered a PFIC in the current or any subsequent year.
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
Taxation of Dividends
Australia operates a dividend imputation system under which dividends may be declared to be “franked” to the extent of tax paid on company profits. Fully franked dividends are not subject to dividend withholding tax. Dividends payable to
Non-Australian
Shareholders will be subject to dividend withholding tax, to the extent the dividends are not declared to be conduit foreign income, or CFI, and are unfranked. Dividend withholding tax will be imposed at 30%, unless a shareholder is a resident of a country with which Australia has a double taxation agreement and qualifies for the benefits of the treaty. In accordance with the provisions of the Double Taxation Convention between Australia and the United States, the maximum rate of Australian withholding tax on any unfranked portion of a dividend to which a resident of the United States is beneficially entitled is 15%, where the U.S. resident holds less than 10% of the voting rights in our company, or 5% where the U.S. resident holds 10% or more of the voting rights in our company. The Double Taxation Convention does not apply to impose withholding tax on dividends where the ADSs are effectively connected to a permanent establishment or a fixed base carried on by the owner of the ADSs in Australia through which the Non-Australian Shareholders carry on business or provide independent personal services, respectively. In such a case, the provisions of Article 7 (Business profits) or Article 14 (Independent personal services) of the Double Taxation Conventions, as the case may be, shall apply.
Tax on Sales or other Dispositions of Shares—Capital Gains Tax
Non-Australian
Shareholders will not be subject to Australian capital gains tax on the gain made on a sale or other disposal of ordinary shares, unless they, together with associates, hold 10% or more of our issued capital, at the time of disposal or for 12 months of the last two years prior to disposal.

Non-Australian
Shareholders who own a 10% or more interest would be subject to Australian capital gains tax if more than 50% of our assets held directly or indirectly, determined by reference to market value, consists of Australian real property (which includes land and leasehold interests) or Australian mining, quarrying or prospecting rights. The Double Taxation Convention between the United States and Australia is unlikely to limit the amount of this taxable gain. Australian capital gains tax applies to net capital gains of foreign shareholders at the Australian tax rates for non-Australian
residents, which start at a marginal rate of 32.5% for individuals (or a flat rate of 26%-30% (2021) & 25%-30% (2022) for companies, depending on the size of the company). Net capital gains are calculated after reduction for capital losses, which may only be offset against capital gains.
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
Non-Australian
Shareholders assessable under these ordinary income provisions in respect of gains made on ordinary shares held on revenue account would be assessed for such gains at the Australian tax rates for non-Australian
residents, which start at a marginal rate of 32.5% for individuals (or a flat rate of 26%-30% (2021) & 25%-30% (2022) for companies, depending on the size of the company). Some relief from Australian income tax may be available to
Non-Australian
Shareholders under the Double Taxation Convention between the United States and Australia.
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
to obtain information on the operation of the public reference room. Such materials can also be obtained at the SEC’s website at
www.sec.gov
.
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
For additional disclosure regarding interest rate risk see Item 18. “Financial Statements – Note 21 – Financial Instruments”.
Foreign currency risk
The Company operates internationally and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the U.S. dollar. Foreign exchange risk arises from future transactions and recognised assets and liabilities denominated in a currency that is not the entity’s functional currency and net investments in foreign operations.
As of June 30, 2021, the Company did not hold derivative financial instruments in managing its foreign currency, however, the Company may from time to time enter into hedging arrangements where circumstances are deemed appropriate. The Company used natural hedging to reduce the foreign currency risk, which involved processing USD payments from cash held in USD. Foreign subsidiaries with a functional currency of Australian Dollar (“AUD”) have exposure to the local currency of these subsidiaries and any other currency these subsidiaries trade in.
For additional disclosure regarding market risk see Item 18. “Financial Statements – Note 21 – Financial Instruments”.

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
and
15d-15(e)
under the Exchange Act). Based on that evaluation, the Company’s Chief Executive Officer and the Director of Finance and Administration have concluded that the Company’s disclosure controls and procedures are effective as of June 30, 2021.
(b) Management’s annual report on internal controls over financial reporting
The management of Kazia Therapeutics Limited is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules
13a-15(f)
under the Exchange Act. Under the supervision and with the participation of our management, including our Chief Executive Officer and Director of Finance and Administration, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of June 30, 2021 based on the criteria set forth in
Internal Control—Integrated Framework
issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO 2013). Based on our evaluation under the criteria set forth in
Internal Control — Integrated Framework
, our management concluded that our internal control over financial reporting was effective as of June 30, 2021.
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
Management assessed the effectiveness of the Company’s internal control over financial reporting as of June 30, 2021. Based on this assessment, management concluded that the Company’s internal control over financial reporting is effective as of June 30, 2021.
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
www.kaziatherapeutics.com
.

Item 16C.	Principal Accounting Fees and Services
Grant Thornton Audit Pty Ltd (“GT”) has audited the Company’s annual financial statements acting as the independent registered public accounting firm for the fiscal years ended June 30, 2021 and 2020.
The table below set forth the total fees for services performed by GT in fiscal years 2021 and 2020, and summarizes these amounts by the category of service.

	2021 A$’000	2020 A$’000
Audit fees - Grant Thornton Audit Pty Ltd	151	124

Total fees	151	124

Audit fees
The audit fees include the aggregate fees incurred in fiscal years 2021 and 2020 for professional services rendered in connection with the audit of the Company’s annual financial statements and for related services that are reasonably related to the performance of the audit or services that are normally provided by the auditor in connection with regulatory filings of engagements for those financial years (including review of the Company’s Annual Report on Form
20-F,
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
In fiscal year 2021, the amount paid to Grant Thornton for services other than Audit fees amounted to nil.

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

•
Kazia is exempt from NASDAQ’s requirement that each NASDAQ issuer shall require shareholder approval of a plan or arrangement in connection with the acquisition of the stock or assets of another company if “any director, officer or substantial shareholder of the issuer has a 5 percent or greater interest (or such persons collectively have a 10 percent or greater interest), directly or indirectly, in the company or assets to be acquired or in the consideration to be paid in the transaction or series of related transactions and the present or potential issuance of common stock, or securities convertible into or exercisable for common stock, could result in an increase in outstanding common shares or voting power of 5 percent or more”. Kazia is subject to Chapter 10 of the ASX listing rules, which requires shareholder approval for an acquisition from or disposal to a “related party” (including a director) or “substantial shareholder” (who is entitled to at least 10% of the voting securities) of “substantial assets”. The Australian Corporations Act to which Kazia is also subject generally requires shareholder approval for a transaction with a director or director-controlled entity unless on arm’s length terms.

•
Nasdaq requirement under Rule 5620(c) that a quorum consist of holders of 33 1/3% of the outstanding ordinary shares — The ASX Listing Rules do not have an express requirement that each issuer listed on ASX have a quorum of any particular number of the outstanding ordinary shares, but instead allow a listed issuer to establish its own quorum requirements. Our quorum is currently three shareholders. We believe this quorum requirement is consistent with the requirements of the ASX and is appropriate and typical of generally accepted business practices in Australia.

•
Nasdaq requirements under Rules 5605(b)(1) and (2) relating to director independence, including the requirements that a majority of the board of directors must be comprised of independent directors and that independent directors must have regularly scheduled meetings at which only independent directors are present — The Nasdaq and ASX definitions of what constitute an independent director are not identical and the requirements relating to the roles and obligations of independent directors are not identical. The ASX, unlike Nasdaq, permits an issuer to establish its own materiality threshold for determining whether a transaction between a director and an issuer affects the director’s status as independent and it does not require that a majority of the issuer’s board of directors be independent, as long as the issuer publicly discloses this fact. In addition, the ASX does not require that the independent directors have regularly scheduled meeting at which only independent directors are present. We believe that our Board composition is consistent with the requirements of the ASX and that it is appropriate and typical of generally accepted business practices in Australia.

•
The requirement that our independent directors meet regularly in executive sessions under Nasdaq Listing Rules. The ASX Listing Rules and the Corporations Act do not require the independent directors of an Australian company to have such executive sessions.

•
The Nasdaq requirements under Rules 5605(d) and 5605(e) that compensation of an issuer’s officers must be determined, or recommended to the Board for determination, either by a majority of the independent directors, or a compensation committee comprised solely of independent directors, and that director nominees must either be selected, or recommended for the Board’s selection, either by a majority of the independent directors, or a nominations committee comprised solely of independent directors. The Nasdaq compensation committee requirements are not identical to the ASX remuneration and nomination committee requirements. Issuers listed on the ASX are recommended under applicable listing standards to establish a remuneration committee consisting of a majority of independent directors and an independent chairperson, or publicly disclose that it has not done so. Kazia has, and expects to continue to have, a Remuneration and Nomination Committee consisting of three non-executive
directors.

•
The requirement prescribed by Nasdaq Listing Rules that issuers obtain shareholder approval prior to the issuance of securities in connection with certain acquisitions, private placements of securities, or the establishment or amendment of certain share option, purchase or other compensation plans. Applicable Australian law and the ASX Listing Rules differ from Nasdaq requirements, with the ASX Listing Rules providing generally for prior shareholder approval in numerous circumstances, including (i) issuance of equity securities exceeding 15% (or 25% under certain circumstances) of our issued share capital in any
12-month
period (but, in determining the 15% limit, securities issued under an exception to the rule or with shareholder approval are not counted), (ii) issuance of equity securities to related parties (as defined in the ASX Listing Rules) and (iii) issuances of securities to directors or their associates under an employee incentive plan.

Item 16H.	Mine Safety Disclosure
This item is not applicable.
PART III

Item 17.	Financial Statements
Refer to “Item 18 – Financial Statements” below

Item 18.	Financial Statements
The financial statements filed as part of this Annual Report commencing on page
F-1.

Item 19.	Exhibits

(a)	Exhibits

1.1	Constitution of Kazia Therapeutics Limited, as amended and restated on November 16, 2016 (incorporated by reference to Exhibit 1.1 to the Company’s Annual Report on Form 20-F filed with the SEC on October 25, 2017 (File No. 0-29962)).

2.1	Deposit Agreement, dated as of June 6, 2016 among Novogen Limited, The Bank of New York, as Depositary, and owners and holders from time to time of ADSs issued thereunder (incorporated by reference to Exhibit 2.1 to the Company’s Annual Report on Form 20-F filed with the SEC on October 27, 2016 (File No. 0-29962)).

4.1	Lease Agreement, dated November 1, 2015 between Coal Services Pty Limited and Novogen (incorporated by reference to Exhibit 4.1 to the Company’s Annual Report on Form 20-F filed with the SEC on October 27, 2016 (File No. 0-29962)).

4.2	Employment Agreement for Chief Executive Officer of Novogen Limited, dated December 10, 2015 (incorporated by reference to Exhibit 4.2 to the Company’s Annual Report on Form 20-F filed with the SEC on October 27, 2016 (File No. 0-29962)).

4.3	Employment Agreement for Director of Finance and Administration of Novogen Limited, dated as of July 3, 2017 (incorporated by reference to Exhibit 4.20 to the Company’s Annual Report on Form 20-F filed with the SEC on October 25, 2017 (File No. 0-29962)).

4.4	Convertible Note Deed Poll with Triaxial Pty Ltd Noteholders dated December 6, 2012 (incorporated by reference to Exhibit 4.6 to the Company’s Annual Report on Form 20-F filed with the SEC on October 27, 2016 (File No. 0-29962)).

4.5	Amendment to Convertible Note Deed Poll with Triaxial Pty Ltd Noteholders dated December 4, 2014 (incorporated by reference to Exhibit 4.7 to the Company’s Annual Report on Form 20-F filed with the SEC on October 27, 2016 (File No. 0-29962)).

4.6	Kazia Therapeutics Officers’ and Employees’ Share Option Plan (incorporated by reference to Exhibit 4.10 to the Company’s Annual Report on Form 20-F filed with the SEC on October 27, 2016 (File No.0-29962)).

4.7	Share Sale Agreement dated October 31, 2016 between Kilinwata Investments Pty. Ltd., Mi Ok Chong, Paul Hopper and Novogen Limited (Incorporated by reference to Exhibit 4.11 to the Company’s Annual Report on Form 20-F filed with the SEC on October 25, 2017 (File No. 0-29962)).

4.8	Exclusive License Agreement dated October 25, 2016 between Genentech, Inc. and Novogen Limited (incorporated by reference to Exhibit 4.12 to the Company’s Annual Report on Form 20-F filed with the SEC on October 25, 2017 (File No. 0-29962)).

4.9	Sabio Solutions Pty Limited Letter of Appointment – Company Secretary, dated as of September 1, 2016 (incorporated by reference to Exhibit 4.17 to the Company’s Annual Report on Form 20-F filed with the SEC on October 25, 2017 (File No. 0-29962)).

4.10	Sabio Solutions Pty Limited Contract Extension Letter, dated as of March 1, 2017 (incorporated by reference to Exhibit 4.18 to the Company’s Annual Report on Form 20-F filed with the SEC on October 25, 2017 (File No. 0-29962)).

4.11	Sabio Solutions Pty Limited Contract Extension Letter, dated as of August 23, 2017 (incorporated by reference to Exhibit 4.19 to the Company’s Annual Report on Form 20-F filed with the SEC on October 25, 2017 (File No. 0-29962)).

4.12	Investigator Initiated Clinical Trial Agreement between Kazia Therapeutics Limited and Dana-Farber/Partners Cancer Care Inc dated 17 October 2018 (incorporated by reference to Exhibit 4.12 to the Company’s Annual Report on Form 20-F filed with the SEC on October 21, 2019)

4.13	Research Funding and Supply Agreement between Alliance for Clinical Trials in Oncology Foundation and Kazia Therapeutics Limited, dated 11 June 2019 (incorporated by reference to Exhibit 4.13 to the Company’s Annual Report on Form 20-F filed with the SEC on October 21, 2019)

4.14	Master Clinical Trial Agreement between St Jude Children’s Hospital Inc. and Kazia Laboratories Pty Limited dated 17 November 2017 and associated work order date 7 June 2019 (incorporated by reference to Exhibit 4.14 to the Company’s Annual Report on Form 20-F filed with the SEC on October 21, 2019)

4.15	Memorial Sloan Kettering Cancer Center Investigator-Initiated Clinical Trial Agreement with Kazia Therapeutics Limited dated as 22 July 2019 (incorporated by reference to Exhibit 4.15 to the Company’s Annual Report on Form 20-F filed with the SEC on October 22, 2020)

4.16	Investigator Initiated Clinical Trial Agreement with Kazia Therapeutics Limited Agreement dated as 18 September 2020 (incorporated by reference to Exhibit 4.16 to the Company’s Annual Report on Form 20-F filed with the SEC on October 22, 2020)

4.17	Global Coalition for Adaptive Research, (“GCAR”) Clinical trial collaboration and supply agreement dated as 15 October 2020 (incorporated by reference to Exhibit 4.17 to the Company’s Annual Report on Form 20-F filed with the SEC on October 22, 2020)

4.18*✓	Development and Commercialisation Licence Agreement between Kazia Therapeutics Limited and Oasmia Pharmaceutical AB, dated March 1, 2021.

4.19*✓	License Agreement between Kazia Therapeutics Limited and Simcere Pharmaceutical Co., Ltd., dated March 29, 2021.

4.20*✓	License Agreement between Kazia Therapeutics Limited and Evotec (France) SAS, dated April 19, 2021

8.1	Company Subsidiaries (incorporated by reference to Exhibit 8.1 to the Company’s Annual Report on Form 20-F filed with the SEC on October 24, 2018 (File No. 0-29962)).

12.1*	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended.

12.2*	Certification of Director of Finance and Administration pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended.

13.1*	Certification of Chief Executive Officer and the Director of Finance and Administration pursuant to 18 U.S.C. Section 1350 as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of Independent Registered Public Accounting Firm.

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed herewith

✓
Certain confidential information in this exhibit was omitted by means of marking such information with brackets (“[***]”) because the identified confidential information is not material and is the type that the registrant treats as private or confidential.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form
20-F
and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

KAZIA THERAPEUTICS LIMITED

/s/ James Garner

Dr James Garner
Managing Director and Chief Executive Officer

Date: October 7, 2021

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Board of Directors and Shareholders
Kazia Therapeutics Limited
Opinion on the financial statements
We have audited the accompanying consolidated statements of financial position of Kazia Therapeutics Limited and subsidiaries (the “Company”) as of June 30, 2021 and 2020, the related consolidated statements of profit or loss and other comprehensive income, changes in shareholders’ equity, and cash flows for each of the three years in the period ended June 30, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2021, in conformity with International Financial Reporting Standards, as issued by the International Accounting Standards Board.
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
Critical audit matters
The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.
Intangible asset impairment
(Note 2, Note 3, Note 12)
The Company carries in its statement of financial position intangible assets relating to:

•	the Licensing Agreement which grants the Company the right to develop the paxalisib molecule; and

•	the Licensing Agreement which grants the Company the right to develop the EVT801 molecule.
The paxalisib Licensing Agreement has a carrying value of $11.3m and the EVT801 Licensing Agreement has a carrying value of $10.7m. These assets are being amortised over the remaining life of the underlying patents at acquisition date, being 15 years and 12.5 years respectively.
IAS 36
Impairment of Assets
requires an entity to assess at the end of each reporting period whether there is any indication that an asset may be impaired. If any indication exists, the entity shall estimate the recoverable amount of the asset.
This is a critical audit matter due to the materiality of amounts in question and the high degree of management judgement required in assessing whether there are indicators of impairment.
Our procedures included, amongst others:

•	obtaining an understanding of and evaluating management’s process and controls related to the assessment of the existence of impairment indicators;

•	testing management’s assessment of the existence of any impairment indicators, including making enquiries of management’s experts;

•	considering each of the internal and external factors outlined by IAS 136 and assessing whether any indicators of impairment are present;

•	testing management’s assessment of the potential impact of COVID-19 on the performance of the assets; and

•	evaluating the adequacy of the relevant disclosures in the financial statements.
Asset acquisition accounting
(Note 2, Note 3, Note 12, and Note 15)
On 19 April 2021 the Company entered into a worldwide exclusive licensing agreement with Evotec SE, for the oncology drug candidate EVT801.
The transaction has been accounted for as an asset acquisition and as noted in note 15, the agreement contains contingent payments dependent on the achievement of contracted milestones. Management has exercised judgement in determining the probability of achieving such milestones and the timing of each. The estimated contingent consideration at 30 June 2021 is $11.08m.
This is a critical audit matter due to the materiality of amounts in question and the high degree of management judgement required.
Our procedures included, amongst others:

•	obtaining and testing the license agreement to understand the terms and conditions of the transaction;

•	testing management’s assessment of the proposed accounting treatment of the transaction;

•	agreeing key terms of agreements utilised in management’s assessment;

•	testing key assumptions made by management in its assessment of accounting treatment;

•	evaluating management’s method of amortisation;

•	making enquiries of management’s experts; and

•	evaluating the adequacy of the relevant disclosures within the financial statements.
Accounting for license agreements under IFRS 15 Revenues from Contracts with Customers
(Note 2, Note 3, and Note 5)
During the year, the Company entered into the following transactions:

•
On 1 March 2021, the Company entered into an exclusive worldwide license agreement with Oasmia Pharmaceutical AB (Oasmia), granting Oasmia the worldwide rights to develop and commercialise Cantrixil; and

•
On 29 March 2021 the Company entered into a licensing agreement with Simcere Pharmaceutical Group Ltd (Simcere), granting Simcere the rights to develop and commercialise Paxalisib, in the Greater China territory.

The transactions included the receipt of upfront cash payments of US$4 million and US$7 million from Oasmia and Simcere, respectively.
This is a critical audit matter due to the materiality of the transactions and the judgement required by management in accounting for these transactions in accordance with IFRS 15
Revenue from Contracts with Customers
.
Our procedures included, amongst others:

•	obtaining copies of the license agreements to understand the terms and conditions of the transactions;

•	evaluating management’s accounting papers documenting the accounting treatments, including in relation to the applicability of IFRS 15;

•	agreeing key terms of agreements utilised in management’s assessment;

•	testing key assumptions made by management in its assessment of accounting treatments;

•	making enquiries of management’s experts; and

•	evaluating the adequacy of the relevant disclosures within the financial statements.
/s/ GRANT THORNTON AUDIT PTY LTD

GRANT THORNTON AUDIT PTY LTD

Chartered Accountants

We have served as the Company’s auditor since 2012.
Sydney, Australia
October 7, 2021

Consolidated statements of profit or loss and other comprehensive income
For the year ended 30 June 2021

	Note	2021 A$’000	2020 A$’000	2019 A$’000

Revenue from continuing operations	5	15,183	—	—

Other income	6	2	995	1,465
Finance income — bank interest		42	66	100
Expenses
Research and development expense		(14,541)	(9,494)	(6,475)
General and administrative expense		(7,022)	(3,690)	(3,785)
Loss on disposal of fixed assets		—	—	(1)
Fair value losses on financial assets at fair value through profit or loss		—	(168)	(1,809)
Loss on revaluation of contingent consideratio n		(2,570)	(474)	(63)

Loss before income tax expense from continuing operations		(8,906)	(12,765)	(10,568)
Income tax benefit	8	484	298	298

Loss after income tax expense for the year		(8,422)	(12,467)	(10,270)

Other comprehensive income

Items that may be reclassified subsequently to profit or loss
Net exchange difference on translation of financial statements of foreign controlled entities, net of tax		2	(4)	(89)

Other comprehensive income for the year, net of tax		2	(4)	(89)

Total comprehensive income for the year		(8,420)	(12,471)	(10,359)

Loss for the year is attributable to:

Owners of Kazia Therapeutics Limited		(8,422)	(12,467)	(10,270)

Total loss for the year		(8,422)	(12,467)	(10,270)

Total comprehensive income for the year is attributable to:
Owners of Kazia Therapeutics Limited		(8,420)	(12,471)	(10,359)

Total comprehensive income for the year		(8,420)	(12,471)	(10,359)

The above consolidated statements of profit or loss or other comprehensive income should be read with the accompanying notes

Consolidated statements of profit or loss and other comprehensive income (continued)
For the year ended 30 June 2021

	Note	2021	2020	2019
		A$	A$	A$
		Cents	Cents	Cents

Earnings per share for loss from continuing operations attributable to the owners of Kazia Therapeutics Limited
Basic earnings per share	31	(7.16)	(17.07)	(17.86)
Diluted earnings per shar e	31	(7.16)	(17.07)	(17.86)

		2021	2020	2019
		A$	A$	A$
		Cents	Cents	Cents

Earnings per share for loss attributable to the owners of Kazia Therapeutics Limited
Basic earnings per share	31	(7.16)	(17.07)	(17.86)
Diluted earnings per share	31	(7.16)	(17.07)	(17.86)

Consolidated statements of financial position
As at 30 June 2021

	Note	2021 A$’000	2020 A$’000

Assets

Current assets
Cash and cash equivalents	9	27,587	8,764
Trade and other receivables	10	84	1,352
Other	11	1,720	537

Total current assets		29,391	10,653

Non-current assets
Trade and other receivables	10	6,694	—
Intangibles	12	22,003	12,410

Total non-current assets		28,697	12,410

Total assets		58,088	23,063

Liabilities

Current liabilities
Trade and other payables	13	4,933	3,489
Employee benefits	14	229	191
Contingent consideration	15	3,165	1,387

Total current liabilities		8,327	5,067

Non-Current liabilities
Deferred tax	16	2,928	3,413
Employee benefits	14	55	—
Contingent consideration	15	8,927	458

Total non-current liabilities		11,910	3,871

Total liabilities		20,237	8,938

Net assets		37,851	14,125

Equity
Contributed equity	17	80,290	48,781
Other contributed equit y	18	464	464
Reserves	19	1,301	1,066
Accumulated losses		(44,204)	(36,186)

Equity attributable to the owners of Kazia Therapeutics Limited		37,851	14,125

Total equity		37,851	14,125

The above consolidated statements of financial position should be read with the accompanying notes

Statements of changes in equity
For the year ended 30 June 2021

	Contributed equity A$’000	Other Contributed equity A$’000	Reserves A$’000	Accumulated Losses A$’000	Non- controlling Interest A$’000	Total equity A$’000

Balance at 1 July 2018	31,576	464	1,843	(14,641)	—	19,242
Adjustment for change in accounting policy	—	—	37	(37)	—	—

Balance at 1 July 2018 – restated	31,576	464	1,880	(14,678)	—	19,242
Loss after income tax expense for the year	—	—	—	(10,270)	—	(10,270)
Other comprehensive income for the year, net of tax	—	—	(89)	—	—	(89)

Total comprehensive income for the year	—	—	(89)	(10,270)	—	(10,359)

Transactions with owners in their capacity as owners:
Share issue costs	(340)	—	—	—	—	(340)
Transfers	—	—	—	—	—	—
Share based payment	—	—	246	—	—	246
Issue of shares	5,406	—	—	—	—	5,406

Balance at 30 June 2019	36,642	464	2,037	(24,948)	—	14,195

	Contributed equity A$’000	Other Contributed equity A$’000	Reserves A$’000	Accumulated Losses A$’000	Non- controlling Interest A$’000	Total equity A$’000

Balance at 1 July 2019	36,642	464	2,037	(24,948)	—	14,195
Loss after income tax expense for the yea r	—	—	—	(12,467)	—	(12,467)
Other comprehensive income for the year, net of tax	—	—	(4)	—	—	(4)

Total comprehensive income for the year	—	—	(4)	(12,467)	—	(12,471)

Transactions with owners in their capacity as owners:
Share issue costs	(833)	—	—	—	—	(833)
Transfers	—	—	—	—	—	—
Conversion of convertible note	—	—	—	—	—	—
Employee share-based payment options	—	—	—	—	—	—
Share based payment	—	—	262	—	—	262
Issue of shares	12,972	—	—	—	—	12,972
Expired options	—	—	(1,230)	1,230	—	—

Balance at 30 June 2020	48,781	464	1,066	(36,186)	—	14,125

Statement
s
of changes in equity (continued)
For the year ended 30 June 2021

	Contributed equity A$’000	Other Contributed equity A$’000	Reserves A$’000	Accumulated Losses A$’000	Non- controlling Interest A$’000	Total equity A$’000

Balance at 1 July 2020	48,781	464	1,066	(36,186)	—	14,125
Loss after income tax expense for the year	—	—	—	(8,422)	—	(8,422)
Other comprehensive income for the year, net of tax	—	—	2	—	—	2

Total comprehensive income for the year	—	—	2	(8,422)	—	(8,420)

Transactions with owners in their capacity as owners:
Contributions of equity, net of transaction costs	32,909	—	—	—	—	32,909
Share issue costs	(1,673)	—	—	—	—	(1,673)
Transfers	—	—	—	—	—	—
Conversion of convertible note	—	—	—	—	—	—
Employee share-based payment option s	—	—	—	—	—	—
Share based payment	—	—	637	—	—	637
Issue of shares	273	—	(80)	80	—	273
Expired options	—	—	(323)	323	—	—

Balance at 30 June 2021	80,290	464	1,301	(44,204)	—	37,851
The above consolidated statements of changes in equity should be read with the accompanying notes

Consolidated statements of cash flows
For the year ended 30 June 2021

	Note	2021 A$’000	2020 A$’000	2019 A$’000

Cash flows from operating activities
Loss before income tax expense for the year		(8,422)	(12,467)	(10,270)
Adjustments for:
Depreciation and amortisation	7	1,265	1,084	1,084
Net loss on disposal of non-current assets		—	—	—
Impairment of property, plant and equipment		—	—	1
Share-based payments		637	262	246
Foreign exchange differences		430	—	—
Loss/(gain) on contingent consideration	15	2,570	474	63
Fair value loss on financial assets		—	168	1,809

		(3,521)	(10,479)	(7,067)

Change in operating assets and liabilities:
Increase in trade and other receivables		(5,027)	358	825
Increase/(decrease) in prepayments		(1,182)	(168)	398
Increase/(decrease) in trade and other payables		1,010	1,722	(409)
Increase/(decrease) in other provisions		93	55	(25)
Decrease in deferred tax liability		(484)	(298)	(298)
Increase/(decrease) in accrued revenue		—	—	(138)

Net cash used in operating activitie s		(9,111)	(8,810)	(6,714)

Cash flows from investing activities
Proceeds from disposal of shares		—	—	2,359

Net cash used in investing activities		—	—	2,359

Cash flows from financing activities
Proceeds from issue of shares	17	28,109	12,139	3,816

Net cash from financing activities		28,109	12,139	3,816

Net decrease in cash and cash equivalents		18,998	3,329	(539)
Cash and cash equivalents at the beginning of the financial year		8,764	5,434	5,956
Effects of exchange rate changes on cash		(175)	—	17

Cash and cash equivalents at the end of the financial year	9	27,587	8,764	5,434

The above consolidated statements of changes in equity should be read with the accompanying notes

Notes to the financial statements
June 30, 2021
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
Kazia Therapeutics Limited is a listed public company limited by shares, incorporated and domiciled in Australia. Its registered office and principal place of business is:
Three International Towers
Level 24, 300 Barangaroo Avenue
Sydney NSW 2000
T
h
e
financial statements were authorised for issue, in accordance with a resolution of Directors, on 7 October 2021. The Directors have the power to amend and reissue the financial statements.
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
New Accounting Standards and Interpretations not yet mandatory or early adopted
Australian Accounting Standards and Interpretations that have recently been issued or amended but are not yet mandatory, have not been early adopted by the consolidated entity for the annual reporting period ended 30 June 2021. The consolidated entity’s assessment of the impact of these new or amended Accounting Standards and Interpretations is that none are deemed to have a material impact on the entity.
Going concern
The consolidated entity incurred a loss after income tax of $8,421,960 (2020: $12,467,466), was in a net current asset position of $21,064,264(2020: net current asset position of $5,586,128) and had net cash outflows from operating activities of $9,110,516(2020: $8,809,519) for the year ended 30 June 2021.
As at 30 June 2021 the consolidated entity had cash in hand and at bank of $27,586,760.
The financial statements have been prepared on a going concern basis, which contemplates continuity of normal activities and realisation of assets and settlement of liabilities in the normal course of business. As is often the case with drug development companies, the ability of the consolidated entity to continue its development activities as a going concern is dependent upon it deriving sufficient cash from investors, from licensing and partnering activities, and from other sources of revenue such as grant funding.
The directors have considered the cash flow forecasts and the funding requirements of the business and continue to explore grant funding, licensing opportunities and equity investment opportunities in the Company. In particular, the directors have considered the impact of
COVID-19
on the operations of the Company, and make the following observations:

•
Kazia’s key clinical trials have not been impacted by
COVID-19
to date. The GBM Agile study, the pivotal study for paxalisib in glioblastoma, is on track with recruitment running to plan, and no disruption to this schedule is foreseen. The Phase II study of paxalisib in glioblastoma was fully recruited prior to the onset of restrictions and is in wrap up stage at the date of this report. Plans are on track for the commencement of a Phase I trial for EVT801 before the end of 2021;

Notes to the financial statements
June 30, 2021
Note 2. Significant accounting policies
(continued)

•
In general, clinical research in advanced cancer is relatively protected from pandemic disruption due to the ongoing and time-critical need for patient care in specialised facilities that cannot easily be repurposed;

•
The Company is not reliant on ongoing revenue from customers, and so changes in customer behaviour over the next several years due to public health restrictions and reduced economic activity have little to no impact on its finances;

•
The Company was able to secure funding of approximately $9 million at the height of the initial wave of
COVID-19
in April 2020, and additional funds of approximately $25 million during the 2021 financial year;

•	Based on budgets and forecasts, the Company has sufficient cash to fund the operations for a period of at least 12 months from the date of this report; and

•	As a consequence the directors do not foresee any other impacts on the Company’s ability to raise additional funding as a result of COVID-19.
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
Basis of preparation
These general purpose financial statements have been prepared in accordance with Australian Accounting Standards and Interpretations issued by the Australian Accounting Standards Board (‘
AASB
’) and the Corporations Act 2001, as appropriate for
for-profit
oriented entities. These financial statements also comply with International Financial Reporting Standards as issued by the International Accounting Standards Board (‘IASB’).
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
Parent entity information
In accordance with the Corporations Act 2001, these financial statements present the results of the consolidated entity only. Supplementary information about the parent entity is disclosed in note 28.
Principles of consolidation
The consolidated financial statements incorporate the assets and liabilities of all subsidiaries of Kazia Therapeutics Limited (‘company’ or ‘parent entity’) as at 30 June 2021 and the results of all subsidiaries for the year then ended. Kazia Therapeutics Limited and its subsidiaries together are referred to in these financial statements as the ‘consolidated entity’.
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

Notes to the financial statements
June 30, 2021
Note 2. Significant accounting policies
(continued)

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
June 30, 2021
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
Impairment of financial assets
IFRS 9’s new impairment model uses more forward looking information to recognize expected credit losses—the ‘expected credit losses (ECL) model’. The application of the new impairment model depends on whether there has been a significant increase in credit risk. The Group considers a broader range of information when assessing credit risk and measuring expected credit losses, including past events, current conditions, reasonable and supportable forecasts that affect the expected collectability of the future cash flows of the instrument.
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
June 30, 2021
Note 2. Significant accounting policies
(continued)

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
Revenue from contracts with customers
Revenue is measured at the fair value of the consideration received or receivable. Amounts disclosed as revenue are net of returns, trade allowances, rebates and amounts collected on behalf of third parties. Revenue is recognised using a five step approach in accordance with IFRS 15 Revenue from Contracts with Customers to depict the transfer of promised services to customers in an amount that reflects the consideration to which the Group expects to be entitled in exchange for those services. Distinct promises within the contract are identified as performance obligations. The transaction price of the contract is measured based on the amount of consideration the consolidated entity expects to be entitled to from the customer in exchange for services. Factors such as requirements around variable consideration, significant financing components, noncash consideration, or amounts payable to customers also determine the transaction price. The transaction is then allocated to separate performance obligations in the contract based on relative standalone selling prices. Revenue is recognised when, or as, performance obligations are satisfied, which is when control of the promised service is transferred to the customer. Amounts received prior to satisfying the revenue recognition criteria are recorded as deferred revenue. Amounts expected to be recognised as revenue within the 12 months following the balance sheet date are classified within current liabilities. Amounts not expected to be recognised as revenue within the 12 months following the balance sheet date are classified within non-current
liabilities.
The consolidated entity recognises contract liabilities for consideration received in respect of unsatisfied performance obligations and reports these amounts as other liabilities in its consolidated statement of financial position. Similarly, if the consolidated entity satisfies a performance obligation before it receives the consideration, the consolidated entity recognises either a contract asset or a receivable in its statement of financial position, depending on whether something other than the passage of time is required before the consideration is due.
Licensing revenues, including milestone revenue
Revenue from licensees of the consolidated entity’s intellectual property reflects the transfer of a right to use the intellectual property as it exists at the point in time in which the licence is transferred to the customer.
Licensing agreements are examined to determine whether they contain additional performance obligations, over and above the right to use the intellectual property. To the extent that additional performance obligations exist, the transaction price the consolidated entity expects to receive for the contract is allocated to the separate performance obligations.
The receipt of milestone payments is often contingent on meeting certain clinical, regulatory or commercial targets, and is therefore considered variable consideration. The transaction price of the contingent milestone is estimated using the most likely amount method. Within the transaction price, the price associated with a contingent milestone is included only to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur. Milestone payments that are not within the control of the Group, such as regulatory approvals, are not considered highly probable of being achieved until those approvals are achieved.
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

Notes to the financial statements
June 30, 2021
Note 2. Significant accounting policies
(continued)

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
Interpretation 23 Uncertain tax positions
Interpretation 23 clarified the application of the recognition and measurement criteria IAS 12 Income Taxes where there is uncertainty over income tax treatments and requires an assessment of each uncertain tax position as to whether it is probable that a taxation authority will accept the position. Where it is not probable, the effect of the uncertainty is reflected in determining the relevant taxable profit or loss, tax bases, unused tax losses and unused tax credits or tax rates. The amount is determined as either the single most likely amount or the sum of the probability weighted amounts in a range of possible outcomes, whichever better predicts the resolution of the uncertainty. Judgments are reassessed as and when new facts and circumstances are presented.

Notes to the financial statements
June 30, 2021
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
For short-term leases (lease term of 12 months or less) and leases of low-value
assets, the consolidated entity has opted to recognise a lease expense on a straight-line basis as permitted by IFRS 16 Leases. This expense is presented within other expenses in the consolidated statement of profit or loss.
Intangible assets
Intangible assets acquired as part of a business combination, other than goodwill, are initially measured at their fair value at the date of the acquisition. Intangible assets acquired separately are initially recognised at cost. Indefinite life intangible assets are not amortised and are subsequently measured at cost less any impairment. Finite life intangible assets are subsequently measured at cost less amortisation and any impairment. The gains or losses recognised in profit or loss arising from derecognition of intangible assets are measured as the difference between net disposal proceeds and the carrying amount of the intangible asset. The method and useful lives of finite life intangible assets are reviewed annually. Changes in the expected pattern of consumption or useful life are accounted for prospectively by changing the amortisation method or period. Amortisation expense is included in research and development expenditure.

Notes to the financial statements
June 30, 2021
Note 2. Significant accounting policies
(continued)

Licensing agreement for paxalisib
The Licensing Agreement asset was initially brought to account at fair value, and is being amortised on a straight-line basis over the period of its expected benefit, being the remaining life of the patent, which was 15 years from the date of acquisition.
Licensing agreement for EVT801
The Licensing agreement asset was initially brought to account at cost and is being amortised on a straight-line basis over the period of its expected benefit, being the remaining life of the patent, which was 12.5 years from the date of acquisition.
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

Notes to the financial statements
June 30, 2021
Note 2. Significant accounting policies
(continued)

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

Notes to the financial statements
June 30, 2021
Note 2. Significant accounting policies
(continued)

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

Notes to the financial statements
June 30, 2021
Note 3. Critical accounting judgements, estimates and assumptions (continued)

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
Revenue recognition
The consolidated entity applies judgement in determining whether contracts entered into fall within the scope of IFRS 15 Revenue from Contracts with Customers. In doing so, management considers the commercial substance of the transaction and how risks and benefits of the contract accrue to the various parties to the contract. In determining the accounting treatment of the contracts with each customer, management assessed that the contracts were within the scope of IFRS 15 ‘Revenue from Contracts with Customers’. Management has also made the judgement in each case that the grant of the licence and transfer of associated know-how
and materials are accounted for as one performance obligation as they are not considered to be distinct; they are highly interrelated and could not provide benefits to the customer independently from each other. Judgements were also made in relation to the transfer of the licence and know-how
in each case, and whether this should be recognised over time or a point in time. The point in time has been determined with regard to the point at which the transfer of know-how
has substantially been completed and the customer has control of the asset and the ability to direct the use of and receive substantially all of the remaining benefits.
Clinical trial expenses
The timing of payment for work conducted under clinical trials often bears little relation to the timing of the work effort. Detailed estimates are made to determine the amount of work effort expended during a reporting period in order to determine the appropriate expense to be recognised, with the resulting prepayments or un-invoiced
amounts being recognised as a prepayment or an accrual respectively.
Share-based payment transactions
The consolidated entity measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. The fair value is determined by using the Black-Scholes option pricing model taking into account the terms and conditions upon which the instruments were granted. The accounting estimates and assumptions relating to equity-settled share-based payments would have no impact on the carrying amounts of assets and liabilities within the next annual reporting period but may impact profit or loss and equity.
Acquisition of intangible assets
The consolidated entity has applied judgement in determining the accounting treatment for the acquisition of the License agreement for EVT801. The License agreement has been determined to be a stand alone transaction, independent from any other agreements which have been or may be entered into with Evotec (France) SAS. Management has also made the decision to account for the cost of the asset conferred by the License agreement on the basis of the milestones that are probable of being payable, that is, those for which there is judged to be a probability of greater than 50% that the milestone will be triggered.
Contingent consideration
Contingent consideration relates to the intangible assets acquired, and the fair value of contingent consideration is dependent on the key assumptions used in accounting for the acquisition of those intangible assets. These assumptions include the probability of milestones occurring, and can also include the anticipated timing of settlement and discount rates used.

Notes to the financial statements
June 30, 2021
Note 3. Critical accounting judgements, estimates and assumptions (continued)

In the case where contingent consideration is recognised on the basis that the liability is probable of occurring, judgement is used in determining which milestones are considered probable of being triggered.
Intangible assets available for use
The consolidated entity has exercised judgement in determining that its intangible assets, being license agreements, have a finite life and are available for use once acquired. As the business model is to acquire such assets and then develop them to generate returns from future license transactions or other means, management have determined that the assets are available for use from the time that they are acquired. In each case the prima facie useful life is the remaining life of the patent over the asset, unless other factors over-ride this assessment.
Impairment of
non-financial
assets other than goodwill and other indefinite life intangible assets
T
he consolidated entity assesses impairment of
non-financial
assets other than goodwill and other indefinite life intangible assets at each reporting date by evaluating conditions specific to the consolidated entity and to the particular asset that may lead to impairment. Judgement is used to determine whether any indicators of impairment exist, and reference is made to the considerations included in IAS 36 Impairment of Assets in this assessment. If an impairment trigger is found to exist, the recoverable amount of the asset is determined
.
Note 4. Operating segments
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
Major customers
During the year the consolidated entity transacted with two customers, and revenue from each customer amounted to in excess of 10% of the total revenue from the period. Both companies entered into license agreements for the consolidated entity’s drug assets.
Note 5. Revenue

	Consolidated
	2021 A$’000	2020 A$’000	2019 A$’000

Licensing revenue	15,183	—	—

Disaggregation of revenue
The disaggregation of revenue from contracts with customers is as follows:

	Consolidated
	2021 A$’000	2020 A$’000	2019 A$’000

Geographical regions
China	10,006	—	—
Sweden	5,177	—	—

	15,183	—	—

Timing of revenue recognition
Licensing revenue at a point in time	15,183	—	—

Notes to the financial statements
June 30, 2021

Note 6. Other income

	Consolidated
	2021 A$’000	2020 A$’000	2019 A$’000

Net foreign exchange gain	—	5	—
Payroll tax rebate	2	2	—
Subsidies and grants	—	20	9
Reimbursement of expenses	—	—	25
Research and development rebate	—	968	1,431

Other income	2	995	1,465

Note 7. Expenses

	Consolidated
	2021	2020	2019
	A$’000	A$’000	A$’000

Loss before income tax includes the following specific

Amortisation
Paxalisib licensing agreement	1,084	1,084	1,084
Evotech licensing agreement	181	—	—

Total amortisation	1,265	1,084	1,084

Net foreign exchange loss
Net foreign exchange loss	430	—	18

Rental expense relating to operating leases
Minimum lease payments	93	108	79

Superannuation expense
Defined contribution superannuation expense	138	140	128

Employee benefits expense excluding superannuation
Employee benefits expense excluding superannuation	1,563	1,526	1,396

Other Expenses
Chinese With-Holding Tax incurred on license transaction	931	—	—
Chinese Value Added Tax incurred on license transaction	538	—	—

	1,469	—	—

Notes to the financial statements
June 30, 2021

Note 8. Income tax benefit

	2021	2020	2019
	A$’000	A$’000	A$’000

Numerical reconciliation of income tax benefit and tax at the statutory rate
Loss before income tax benefi t	(8,906)	(12,765)	(10,568)

Tax at the statutory tax rate of 26% (2020 & 2019 27.5%)	(2,316)	(3,511)	(2,906)

Tax effect amounts which are not deductible/(taxable) in calculating taxable income:
Research and Development claim	—	280	394
Amortisation of intangibles	348	298	—
Employee option plan	175	72	67
Gain/loss on revaluation of contingent consideration	707	131	17

	(1,086)	(2,730)	(2,428)
Adjustment to deferred tax balances as a result of change in statutory tax rate	(186)	—	—
Tax losses and timing differences not recognised	788	2,432	2,130

Income tax benefit	(484)	(298)	(298)

	2021	2020	2019
	A$’000	A$’000	A$’000
Tax losses not recognised
Unused tax losses for which no deferred tax asset has been recognised-Australia	70,896	67,430	57,050
Potential tax benefit @ 26.0% (2020 27.5%)- Australia	18,433	17,531	15,689
Unused tax losses for which no deferred tax asset has been recognised-US	2,038	1,570	2,366
Potential tax benefit at statutory tax rates@21%-US	428	330	497
Note 9. Current assets - cash and cash equivalents

	2021	2020
	A$’000	A$’000

Cash at bank and on hand	21,087	1,264
Short-term deposits	6,500	7,500

	27,587	8,764

Note 10. Trade and other receivables

	2021	2020
	A$’000	A$’000

Current assets
R&D tax rebate receivable	—	1,017

	—	1,017

Other receivables	76	177
Deposits held	8	567
Less: Provision for impairment of deposits held	—	(409)

	84	1,352

Non-current assets
Deposit paid	6,694

	6,778	1,352

Notes to the financial statements
June 30, 2021
Note 10. Trade and other receivables (continued)

Of the deposit paid, $6.65m represents an advance to GCAR at the start of the GBM Agile trial, and is refundable if not utilised against trial expenses. The amount will be allocated against expenditure towards the latter end of the trial, which is expected to be over 12 months from year end.
Note 11. Other assets
Current assets

	2021	2020
	A$’000	A$’000

Prepayments	1,720	537

Note 12. Intangibles
Non-current
assets

	Consolidated
	2021	2020
	A$’000	A$’000

Licensing agreement - at acquired fair value	16,408	16,408
Less: Accumulated amortisation	(5,082)	(3,998)

	11,326	12,410

Licensing agreement - at cost	10,858	—
Less: Accumulated amortisation	(181)	—

	10,677	12,410

	22,003	12,410

Reconciliations
Reconciliations of the written down values at the beginning and end of the current and previous financial year are set out below:

	EVT801 licensing agreement A$’000	Paxalisib licensing agreement A$’000	Total A$’000

Balance at 1 July 2019	—	13,494	13,494
Additions
Disposals
Amortisation expense	—	(1,084)	(1,084)

Balance at 30 June 2020	—	12,410	12,410

Additions	10,858		10,858
Amortisation expense	(181)	(1,084)	(1,265)

Balance at 30 June 2021	10,677	11,326	22,003

During the financial year the consolidated entity acquired exclusive rights to EVT801, a small-molecule selective inhibitor of vascular endothelial growth factor receptor 3 (VEGFR3).

Notes to the financial statements
June 30, 2021

Note 13. Trade and other payables

	2021	2020
	A$’000	A$’000

Trade payables	1,893	1,694
Accrued payables	3,040	1,795

	4,933	3,489

Refer to note 21 for further information on financial instruments.
N
ote 14. Employee benefits

	2021	2020
	A$’000	A$’000

Current Liabilities
Employee benefits	229	191

Non-Current Liabilities
Long service leave	55	—

	284	191

Note 15. Contingent consideration

	2021 A$’000	2020 A$’000

Current Liabilities
Contingent consideration - paxalisib	—	1,387
Contingent consideration – EVT801	3,165	—

	3,165	1,387

Non-current Liabilities
Contingent consideration - paxalisib	1,015	458
Contingent consideration – EVT801	7,911	—

	8,927	458

	12,091	1,845

Contingent consideration - paxalisib
During the 2017 financial year, the consolidated entity acquired 100% of the issued shares in Glioblast Pty Ltd, a privately-held, neuro-oncology-focused Australian biotechnology company. On the same day, Kazia entered into a worldwide licensing agreement with Genentech to develop and commercialise
GDC-0084,
now known as paxalisib.
The Glioblast acquisition contains four contingent milestone payments, the first two milestone payments are to be settled with Kazia shares, and the third and fourth milestone payments are to be settled with either cash or Kazia shares at the discretion of Kazia. Milestones 1 and 4 have now been paid out, and Milestone 3 has lapsed. Milestone 2 comprises shares to the value of $1,250,000.
The Genentech agreement comprises of one milestone payment payable on the first commercial licensed product sale, in the amount of $1,394,000.

Notes to the financial statements
June 30, 2021
Note 15. Contingent consideration
(continued)

Each milestone payment is probability weighted for valuation purposes. The milestone payments are discounted to present value, using a discount rate of 15% (previously 35%) per annum. The discount rate was considered at 30 June 2021 and it was determined that the risk of the asset, and therefore of the milestones being met, has been considerably decreased as a result of paxalisib entering the pivotal GBM Agile trial, which is progressing well, and the license transaction with Simcere Pharmaceutical Group, which provides an external validation of paxalisib. Accordingly, the discount rate applied to future expected cash flows has been revised downwards.
Kazia is also required to pay royalties to Genentech in relation to net sales. These payments are related to future financial performance, and are not considered as part of the consideration in relation to the Genentech agreement.
Contingent consideration - EVT801
As set out in note 2, the acquisition of EVT801 has been accounted for at cost, with milestones where the payment is considered probable being booked as a current or non-current
liability at year end, according to the estimated payment date. Milestones where the payment is not considered probable at year end have not been accounted for as a liability. The total amount of milestone payments not booked at year end amounts to €300,500,000 ($475,474,684).
Note 16. Deferred tax

	2021	2020
	A$’000	A$’000

Non-current Liabilities
Deferred tax liability associated with Licensing Agreement	2,928	3,413

Note 17. Equity - contributed equity

	Consolidated
	2021 Shares	2020 Shares	2021 $	2020 $
Ordinary shares - fully paid	132,012,209	94,598,369	80,290,062	48,781,214

Movements in Ordinary share capital

Details	Date	Shares	Issue price	$
Balance	1 July 2019	62,166,673		36,641,519
Share placement	1 November 2019	10,000,000	$0.400	4,000,000
Share placement	16 April 2020	18,041,667	$0.400	7,216,667
Issued under the Share Purchase Plan	11 May 2020	4,390,010	$0.400	1,756,004
Issued on conversion of options		19	$4.000	76
Share issue transaction costs		—	$0.000	(833,052)

Balance	30 June 2020	94,598,369		48,781,214
Issued on conversion of options	28 August 2020	25,000	$0.493	12,313
Institutional placement under ANREO	12 October 2020	20,525,820	$0.800	16,420,656
Retail placement under ANREO	26 October 2020	11,017,075	$0.800	8,813,660
Issued on conversion of options	2 March 2021	391,500	$0.635	248,661
Issued on conversion of options	15 March 2021	25,000	$0.493	12,313
Share placement	28 April 2021	3,037,580	$1.407	4,274,633
Issued on achievement of a milestone	21 May 2021	2,391,865	$1.421	3,400,000
Less: share issue transaction costs		—	$0.000	(1,673,388)

Balance	30 June 2021	132,012,209		80,290,062

Notes to the financial statements
June 30, 2021
Note 17. Equity - contributed equity
(continued)

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
The capital risk management policy remains unchanged from the prior year.
Note 18. Equity - Other contributed equity

	2021	2020
	$	$

Convertible note - Triaxial	464,000	464,000

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

Notes to the financial statements
June 30, 2021
Note 18. Equity - Other contributed equity (continued)

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
Note 19. Equity - reserves
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
Note 20. Equity - dividends
Dividends
There were no dividends paid, recommended or declared during the current or previous financial year.
Note 21. Financial instruments
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
As of 30 June 2021, the consolidated entity did not hold derivative financial instruments in managing its foreign currency, however, the consolidated entity may from time to time enter into hedging arrangements where circumstances are deemed appropriate. The consolidated entity used natural hedging to reduce the foreign currency risk, which involved processing USD payments from cash held in USD. Foreign subsidiaries with a functional currency of Australian Dollars (‘AUD’) have exposure to the local currency of these subsidiaries and any other currency these subsidiaries trade in.
The carrying amount of the consolidated entity’s foreign currency denominated financial assets and financial liabilities at the reporting date was as follows:

	Assets		Liabilities
	2021	2020	2021	2020
	A$’000	A$’000	A$’000	A$’000

US dollars	21,073	272	3,448	2,196
Euros	—	—	16	—

	21,073	272	3,464	2,196

Notes to the financial statements
June 30, 2021
Note 21. Financial instruments
(continued)

The consolidated entity had net assets denominated in foreign currencies of A$17,608,845 as at 30 June 2021 (2020: net liabilities A$1,923,831).
If the AUD had strengthened against the USD by 10% (2020: 10%) then this would have had the following impact:

	AUD strengthened			AUD weakened
Consolidated - 2021	% change	Effect on profit before tax A$’000	Effect on equity A$’000	% change	Effect on profit before tax A$’000	Effect on equity A$’000

US dollars	10%	(1,762)	(1,762)	(10%)	1,762	1,762

Euros	10%	1	1	(10%)	(1)	(1)

		(1,761)	(1,761)		1,761	1,761

	AUD strengthened			AUD weakened
Consolidated - 2020	% change	Effect on profit before tax A$’000	Effect on equity A$’000	% change	Effect on profit before tax A$’000	Effect on equity A$’000

US dollars	10%	192	192	(10%)	(192)	(192)

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
As at the reporting date, the consolidated entity had the following variable interest rate balances:

	2021		2020
	Weighted average interest rate %	Balance A$’000	Weighted average interest rate %	Balance A$’000

Cash at bank and in hand	0.00%	21,087	0.04%	1,264
Short term deposits	0.04%	6,500	0.95%	7,500

Net exposure to cash flow interest rate risk		27,587		8,764

The consolidated entity has cash and cash equivalents totalling $27,586,760 (2020: $8,764,044). An official increase/decrease in interest rates of 100 basis points (2020: 100 basis points) would have a favourable/adverse effect on profit before tax and equity of $275,867 (2020 $87,640) per annum. The percentage change is based on the expected volatility of interest rates using market data and analysts forecasts.
Credit risk
Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the consolidated entity. The entity is not exposed to significant credit risk on receivables.

Notes to the financial statements
June 30, 2021
Note 21. Financial instruments
(continued)

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

2021	Weighted average interest rate %	1 year or less A$’000	Between 1 and 2 years A$’000	Between 2 and 5 years A$’000	Over 5 years A$’000	Remaining contractual maturities A$’000

Non-derivatives
Non-interest bearing
Trade payables	—	1,893	—	—	—	1,893
Accrued payables	—	3,039	—	—	—	3,039
Contingent consideration	—	3,165	—	9,306	—	12,471

Total non-derivatives		8,097	—	9,306	—	17,403

2020	Weighted average interest rate %	1 year or less A$’000	Between 1 and 2 years A$’000	Between 2 and 5 years A$’000	Over 5 years A$’000	Remaining contractual maturities A$’000

Non-derivatives
Non-interest bearing
Trade payables	—	1,694	—	—	—	1,694
Accrued payables	—	1,795	—	—	—	1,795
Contingent consideration	—		4,199	—	—	4,199

Total non-derivatives		3,489	4,199	—	—	7,688

The cash flows in the maturity analysis above are not expected to occur significantly earlier than contractually disclosed above.

Notes to the financial statements
June 30, 2021

Note 22. Fair value measurement
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

Consolidated - 2021	Level 1 A$’000	Level 2 A$’000	Level 3 A$’000	Total A$’000

Liabilities
Contingent Consideration	—	—	1,015	1,015

Total liabilities	—	—	1,015	1,015

Consolidated - 2020

Liabilities
Contingent Consideration	—	—	1,845	1,845

Total liabilities	—	—	1,845	1,845

There were no transfers between levels during the financial year.
The fair value of contingent consideration related to the acquisition of Glioblast Pty Ltd and the licence agreement is estimated by probability-weighting the expected future cash outflows, adjusting for risk and discounting.
The effects on the fair value of risk and uncertainty in the future cash flows are dealt with by adjusting the estimated cash flows rather than adjusting the discount rate. The estimated cashflows were adjusted based on the directors’ assessment of achieving contracted milestones as disclosed in Note 15. The probabilities used fell in the range of 35% to 55% and were informed by generally accepted industry probabilities of drugs achieving certain milestones in their progression towards registration.
Level 3 assets and liabilities
Movements in level 3 assets and liabilities during the current and previous financial year are set out below:

	Level 3 A$’000	Available for sale A$’000	Total A$’000
Consolidate d
Balance at 1 July 2019	1,370		1,370
Losses recognised in profit or loss	475	—	475

Balance at 30 June 2020	1,845		1,845
Losses recognised in profit or loss	2,570		2,570
Payout of milestone	(3,400)		(3,400)

Balance at 30 June 2021	1,015	—	1,015

Notes to the financial statements
June 30, 2021

Note 23. Key management personnel disclosures
Compensation
The aggregate compensation made to directors and other members of key management personnel (‘KMP’) of the consolidated entity is set out below:

	2021 A$’000	2020 A$’000	2019 A$’000
Short-term employee benefits	1,574	1,324	1,176
Post-employment benefits	112	97	84
Share-based payments	617	230	125

	2,303	1,651	1,385

Please refer to Note 27 for other transactions with key management personnel and their related parties.
Note 24. Remuneration of auditors
During the financial year the following fees were paid or payable for services provided by Grant Thornton Audit Pty Ltd, the auditor of the consolidated entity:

	Consolidated
	2021 A$’000	2020 A$’000	2019 A$’000
Audit services - Grant Thornton Audit Pty Ltd
Audit or review of the financial statements	151	124	120

	151	124	120

Note 25. Contingent liabilities
Other than the contingent consideration set out in note 15, the consolidated entity does not have any other contingent liabilities.
Note 26. Commitments
Lease commitments comprise contracted amounts for leases of premises. The agreement has a duration less than 12 months from financial year end.
Note 27. Related party transactions
Parent entity
Kazia Therapeutics Limited is the parent entity.
Subsidiaries
Interests in subsidiaries are set out in note 29.
Key management personnel
Disclosures relating to key management personnel are set out in note 23 and the remuneration report included in the directors’ report.
Transactions with related parties
There was no other transaction with KMP and their related parties.

Notes to the financial statements
June 30, 2021
Note 27. Related party transactions (continued)

Receivable from and payable to related parties
There were no trade receivables from or trade payables to related parties at the current and previous reporting date.
Loans to/from related parties
There were no loans to or from related parties at the current and previous reporting date.
Terms and conditions
All transactions were made on normal commercial terms and conditions and at market rates.
Note 28. Parent entity information
Set out below is the supplementary information about the parent entity.

	Parent
	2021 A$’000	2020 A$’000

Statement of profit or loss and other comprehensive income
Loss after income tax	(16,854)	(11,064)

Total comprehensive income	(16,854)	(11,064)

	2021 A$’000	2020 A$’000

Statement of financial position
Total current asset s	25,042	9,703
Total assets	47,044	22,113
Total current liabilities	3,177	1,522
Total liabilities	15,032	5,393
Equity
Contributed equity	80,290	48,781
Other contributed equity	464	464
Reserves	1,754	1,521
Accumulated losses	(50,496)	(34,046)

Total equity	32,012	16,720

Reserves comprise Share Based Payments Reserve.
Contingent liabilities
The parent entity contingent liabilities as at 30 June 2021 and 30 June 2020 are as set out in Note 15. The contingent consideration is specific to the parent entity.
Capital commitments - Property, plant and equipment
The parent entity had no capital commitments for property, plant and equipment at as 30 June 2021 and 30 June 2020.
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

Notes to the financial statements
June 30, 2021

Note 29. Interests in subsidiaries
The consolidated financial statements incorporate the assets, liabilities and results of the following sub
s
idiaries in ac
c
ordance with the accounting policy described in note 2:

		Ownership interest
Name	Principal place of business / Country of incorporation	2021%	2020%

Kazia Laboratories Pty Ltd	Australia	100.00%	100.00%
Kazia Research Pty Ltd	Australia	100.00%	100.00%
Kazia Therapeutics Inc.	United States of America	100.00%	100.00%
Glioblast Pty Ltd	Australia	100.00%	100.00%
Kazia Therapeutics (Hong Kong) Limited	Hong Kong	100.00%	—
Note 30. Reconciliation of loss after income tax to net cash used in operating activities

	2021	2020	2019
	A$’000	A$’000	A$’000

Loss after income tax expense from continuing operations	(8,422)	(12,467)	(10,270)

Adjustments for:
Depreciation & amortisatio n	1,265	1,084	1,084
Impairment of property, plant & equipment	—	—	1
Net fair value loss on financial assets	—	168	1,809
Share based payments	637	262	246
Foreign exchange difference s	430	—	—
Loss on contingent consideration	2,570	474	63

Change in operating assets & liabilities:	(3,521)	(10,479)	(7,067)
Decrease in trade and other receivables	(5,027)	358	825
Increase in accrued revenue	—	—	(138)
Decrease/(increase) in prepayment s	(1,182)	(168)	398
Decrease/(increase) in trade and other payables	1,010	1,722	(409)
Decrease in deferred tax liability	(484)	(298)	(298)
Increase/(decrease) in other provisions	93	55	(25)

Net cash used in operating activities	(9,111)	(8,810)	(6,714)

Significant
non-cash
transactions
During the year the consolidated entity acquired a licensing agreement in relation to the asset EVT801. At year end no portion of the purchase price had been paid and accordingly the transaction does not appear in the cash flow statement.
Furthermore, the consolidated entity issued shares in satisfaction of an acquisition milestone. This transaction did not involve cash and accordingly the transaction does not appear in the cash flow statement.

Notes to the financial statements
June 30, 2021

Note 31. Earnings per share

	2021 A$’000	2020 A$’000	2019 A$’000
Loss after income tax attributable to the owners of Kazia Therapeutics Limited	(8,422)	(12,467)	(10,270)

Loss after income tax attributable to the owners of Kazia Therapeutics Limited	(8,422)	(12,467)	(10,270)

	Number	Number	Number
Weighted average number of ordinary shares used in calculating basic earnings per share	117,674,543	73,053,514	57,503,555

Weighted average number of ordinary shares used in calculating Diluted earnings per share	117,674,543	73,053,514	57,503,555

	Cents	Cents	Cents
Basic earnings per share	(7.16)	(17.07)	(17.86)
Diluted earnings per share	(7.16)	(17.07)	(17.86)
1,865,000 unlisted convertible notes with a face value of A$464,000 and 4,446,500 unlisted options have been excluded from the above calculations as they were antidilutive.
Note 32. Share-based payments
All of the options set out below have been issued to employees and directors under the ESOP. During the financial year an expense of $636,383 was recognised.
2021

Tranche	Grant date	Expiry date	A$ Exercise price	Balance at the start of the year	Granted	Exercised	Expired/ lapsed on termination of employment	Balance at the end of the year

1	16/11/2015	16/11/2020	$2.200	236,667	—	—	(236,667)	—
2	05/09/2016	05/09/2021	$1.630	50,000	—	—	—	50,000
3	12/10/2016	17/10/2021	$1.560	62,000	—	—	—	62,000
4	31/10/2016	01/11/2021	$1.380	12,500	—	—	—	12,500
5	21/11/2016	23/11/2021	$1.380	50,000	—	—	—	50,000
6	07/08/2017	07/08/2022	$0.670	224,000	—	(121,500)	(15,500)	87,000
7	05/02/2018	05/02/2023	$0.780	440,000	—	(120,000)	—	320,000
8	04/01/2019	04/01/2024	$0.492	250,000	—	(200,000)	(12,500)	37,500
9	13/11/2019	04/01/2024	$0.492	1,200,000	—	—	—	1,200,000
10	13/01/2020	13/01/2025	$0.881	250,000	—	—	(50,000)	200,000
11	09/11/2020	13/01/2025	$1.132	—	1,200,000	—	—	1,200,000
12	09/11/2020	13/01/2025	$0.881	—	800,000	—	—	800,000
13	04/01/2021	04/01/2025	$1.690	—	200,000	—	—	200,000

				2,775,167	2,200,000	(441,500)	(314,667)	4,219,000

Weighted average exercise price				$0.797	$1.090	$0.620	$1.850	$$0.826

No options were forfeited during the year.

Notes to the financial statements
June 30, 2021
Note 32. Share-based payments (continued)

At the end of the period the following outstanding options were vested and exercisable:
- Options in tranche 1 have expired during the year
- Options in tranches
2-
8 were vested and exercisable except for tranche 6 which was vested as to 53%
- Options in tranche 9 were vested as to 1million of the 1.2million options on issue
- Options in tranches
10-12
were 25% vested
- Options in tranche 13 were unvested at year end
The weighted average remaining contractual life of options outstanding at the 30 June 2021 is 2.6 years.
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
Employee share options
During the year ended 30 June 2021, 2,200,000 options have been issued to the employees by the consolidated entity pursuant to the Company’s Employee Share Option Plan.

•	Tranche 11 vests in four equal 6-monthly tranches from 1 January 2021

•	Tranche 12 vests in four equal annual amounts from 13 January 2021

•	Tranche 13 vests in four equal annual tranches from 4 January 2022

Notes to the financial statements
June 30, 2021
Note 32. Share-based payments
(continued)

Options within all tranches will only vest if the option holder continues to be a full-time employee with the Company or an Associated Company during the vesting period relating to the option.
Conditions for an option to be exercised:

•	The option must have vested.

•	Option holder must have provided the Company with an Exercise Notice and have paid the Exercise Price for the option.

•	The Exercise Notice must be for the exercise of at least the Minimum Number of Options;

•	The Exercise Notice must have been provided to the Company and Exercise Price paid before the expiry of 5 years from the date the Option is issued.
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
Options in Tranches 1 to 13 have various vesting periods and exercising conditions. These options are unlisted as at 30 June 2021.
No dividends are expected to be declared or paid by the consolidated entity during the terms of the options.
The underlying expected volatility was determined by reference to historical data of the Company’s shares over a period of time.
No special features inherent to the options granted were incorporated into measurement of fair value.
Based on the above assumptions, the table below sets out the valuation for each tranche of options:

Grant date	Expiry date	Share price at Grant Date	Exercise price	Volatility (%)	Remaining Life (years)	Risk free Rate (%)	Fair value per option
05/09/2016	05/09/2021	$0.105	$1.630	122.00%	1.16	1.60%	$0.840
12/10/2016	17/10/2021	$0.098	$1.560	122.00%	1.29	1.89%	$0.780
31/10/2016	01/11/2021	$0.090	$1.380	122.00%	1.20	1.87%	$0.720
21/11/2016	23/11/2021	$0.092	$1.380	122.00%	1.20	2.10%	$0.730
07/08/2017	07/08/2022	$0.430	$0.670	74.50%	2.08	1.95%	$0.206
05/02/2018	05/02/2023	$0.500	$0.780	74.50%	2.58	1.95%	$0.200
04/01/2019	04/01/2024	$0.340	$0.493	74.50%	3.50	1.95%	$0.140
13/11/2019	04/01/2024	$0.410	$0.493	74.50%	4.20	1.95%	$0.180
13/01/2020	13/01/2025	$0.620	$0.881	74.50%	4.50	1.95%	$0.340
09/11/2020	09/11/2024	$0.890	$1.132	90.00%	2.10	0.10%	$0.379
09/11/2020	09/11/2024	$0.890	$1.132	90.00%	2.30	0.10%	$0.403
09/11/2020	09/11/2024	$0.890	$1.132	90.00%	2.60	0.10%	$0.425
09/11/2020	09/11/2024	$0.890	$1.132	90.00%	2.80	0.10%	$0.446
09/11/2020	13/01/2025	$0.890	$0.881	90.00%	2.20	0.10%	$0.450
09/11/2020	13/01/2025	$0.890	$0.881	90.00%	2.70	0.10%	$0.490
09/11/2020	13/01/2025	$0.890	$0.881	90.00%	3.20	0.10%	$0.520
09/11/2020	13/01/2025	$0.890	$0.881	90.00%	3.70	0.10%	$0.550
04/01/2021	04/01/2025	$1.185	$1.169	90.00%	2.50	0.19%	$0.520
04/01/2021	04/01/2025	$1.185	$1.169	90.00%	3.00	0.19%	$0.576
04/01/2021	04/01/2025	$1.185	$1.169	90.00%	3.50	0.19%	$0.627
04/01/2021	04/01/2025	$1.185	$1.169	90.00%	4.00	0.19%	$0.671
Note 33. Subsequent events
There were no significant events subsequent to the reporting date
.