Form 20-F
period 2022-06-30
KAZIA THERAPEUTICS LTD
filed 2022-10-17
CIK 1075880

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM
20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended 30 June 2022
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
Karen Krumeich
(e)Karen.Krumeich@kaziatherapeutics.com (t)
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
30 June 2022
, was 138,755,376.
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
We are a biotechnology company and have not yet generated significant revenue. We have incurred losses of A$12.5 million, A$8.4 million and A$24.6 million for the fiscal years ended June 30, 2020, 2021 and 2022, respectively. We have not generated any revenues from sales of any of our product candidates in prior financial years, however in the fiscal year ended June 30, 2021 we did generate revenues of A$15.2 million from the licensing of our development stage drug candidates.
As of 30 June 2022, we had accumulated losses of A$68.3 million. We have devoted most of our financial resources to research and development, including our clinical development activities. To date, we have financed our operations primarily through the issuance of equity securities, research and development grants from the Australian government and payments from our collaboration partners. While we have generated significant revenue in recent fiscal years from license transactions, the nature of such revenue is irregular and unpredictable, and is based upon achievement of milestones over which we have limited or no control. As a consequence, we expect to continue to incur significant operating losses for the foreseeable future due to the cost of research and development including clinical trials and the regulatory approval process for product candidates. The amount of our future net losses is uncertain and will depend, in part, on the rate of our future expenditures. Our ability to continue operations will depend on, among other things, our ability to obtain funding through equity or debt financings, strategic collaborations or grants.
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
Our ability to generate significant revenue and achieve profitability depends on our ability, alone or with strategic collaboration partners, to successfully complete the development of and obtain the regulatory approvals for our product candidates, to manufacture sufficient supply of our product candidates, to establish a sales and marketing organization or suitable third-party alternative for the marketing of any approved products and to successfully commercialize any approved products on commercially reasonable terms. All of these activities will require us to raise sufficient funds to finance business activities. In addition, we do not anticipate generating revenue from commercializing product candidates for the foreseeable future, if ever. Our ability to generate future revenues from commercializing product candidates depends heavily on:

•	successfully initiating and completing clinical trials of our product candidates;

•	the timing of the initiation and completion of preclinical studies and clinical trials

•	the timing of patient enrollment and dosing in any future clinical trials;

•	the timing of the availability of data from clinical trials

•	expectations about the successful completion of clinical trials

•	obtaining regulatory and marketing approvals for product candidates for which we complete clinical trials;

•	the timing of expected regulatory filings;

•	expectations about approval by regulatory authorities of our drug candidates;

•	the impact that the COVID-19 pandemic could have on our operations;

•	the clinical utility and potential attributes and benefits of our product candidates, including the potential duration of treatment effects;

•	potential licenses of intellectual property and collaborations;

•	the commercialization of our product candidates, if approved;

•	expectations regarding expenses, ongoing losses, future revenue and capital needs;

•	our financial performance;

•	the length of time over which we expect our cash and cash equivalents to be sufficient;

•	our intellectual property position and the duration of our patent portfolio;

•	maintaining, protecting and expanding our intellectual property portfolio, and avoiding infringing on intellectual property of third parties;

•	establishing and maintaining successful licenses, collaborations and alliances with third parties;

•	developing a sustainable, scalable, reproducible and transferable manufacturing process for our product candidates;

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

•	obtaining market acceptance of any product candidates that receive regulatory approval as viable treatment options;

•	the outcome of corresponding endeavors in respect of competitive or potentially competitive product candidates by other drug development companies;

•	obtaining favorable coverage and reimbursement rates for our products from third-party payers;

•	addressing any competing technological and market developments;

•	identifying and validating new product candidates; and

•	negotiating favorable terms in any collaboration, licensing or other arrangements into which we may enter.
Even if one or more of our product candidates is approved for commercial sale, we may incur significant costs associated with commercializing any approved product candidate. As one example, our expenses could increase beyond expectations if we are required by the U.S. Food and Drug Administration, or FDA, or other regulatory agencies, domestic or foreign, to perform clinical and other studies in addition to those that we currently anticipate. Even if we are able to generate revenues from the sale of any approved products, we may not become profitable and may need to obtain additional funding to continue operations, which could have an adverse effect on our business, financial condition, results of operations and prospects.
The Company has two product candidates currently in clinical trials. Failure of one or both of these therapies to show benefit to patients could materially affect the continuity of our business and our financial condition.
The Company’s lead programs include paxalisib (formerly
GDC-0084),
a small molecule inhibitor of the PI3K/Akt/mTOR pathway, and EVT801, a small molecule selective inhibitor of vascular endothelial growth factor receptor 3 (VEGFR3). However, even though progress has been made, such as the clinical validation of the PI3K/Akt/mTOR pathway as a target for oncology therapies, development of our product candidates may prove unsuccessful, after completion of clinical trials, due to any failure to provide adequate beneficial effect to cancer patients. It is possible that either or both agents may fail to show sufficient benefit as an intended treatment for the specific cancer indication to become commercially viable products.
The Company has ongoing clinical trials in which experimental therapies are administered to human subjects. If profound and unexpected safety concerns are encountered in clinical trials, it may materially affect the continuity of our business and our financial condition.
Despite all applicable efforts to characterize the safety profile of our drug development candidates through animal studies and other mechanisms, the possibility of unexpected safety concerns remains. If one or both of our clinical stage candidates were found to be associated with profound and unexpected toxicity, the Company may be required to cease development, and may additionally incur other impairments to the business including reputational damage.
The Company relies on third-party contract manufacturing organizations to manufacture its drug product candidates. If one or more of these vendors were unable to meet the Company’s needs, it may materially impact our business.
Manufacture of pharmaceutical material for human administration is technically complex and highly regulated. If one or more of the Company’s vendors failed to produce drug product to the requisite standard, the continuity of the Company’s operations may be severely disrupted. Even if a vendor was found deficient in respect of another product, it may impair the confidence of regulatory agencies in our product candidates, thereby disrupting our operations.
Global contract manufacturing capacity is limited, and the manufacturing process is not readily portable. As a result, the Company’s ability to manufacture its product candidates in a timely manner is dependent on the availability of suitable capacity at its vendors.
The manufactured drug products, and their intermediaries, are of significant financial value. Loss, damage, or theft of this material, for example while in storage or transit, may result in significant detriment to the Company, which may be incompletely cured by insurance.

The Company’s ability to continue as a going concern is dependent on its ability to raise capital to support its R&D programs.
The Company has limited cash resources and will periodically need additional funds to maintain the planned level of R&D activity. We expect to consume cash and incur operating losses for the foreseeable future as the Company continues developing its oncology drug candidates. The impact on cash resources and results from operations will vary with the extent and timing of future clinical trial programs. While it is not possible to make accurate predictions of future operating results, we expect existing cash and cash equivalents will be sufficient to enable us to continue our research and development activities until approximately the first quarter of calendar 2023.
As at 30 June 2022, we had cash on hand at the bank of A$7.4 million. The financial statements have been prepared on a going concern basis, which contemplates continuity of normal activities and realization of assets and settlement of liabilities in the normal course of business. As is often the case with drug development companies, our ability to continue as a going concern is dependent upon our ability to derive sufficient cash from investors, from licensing and partnering and collaboration activities and from other sources of revenue such as grant funding. The directors have considered the cash flow forecasts and the funding requirements of the business and are confident that the strategies in place are appropriate to generate sufficient funding to allow us to continue as a going concern.
If the Company is unable to obtain additional funds on favorable terms or at all, it may be required to cease or reduce its operations. Also, if the Company raises more funds by selling additional securities, the ownership interests of holders of its securities will be diluted.
Global economic uncertainty caused by rising inflation, political instability, and conflicts and other events of geopolitical significance, such as the
COVID-19
pandemic and the conflict between Russia and Ukraine, could adversely affect our business and financial performance.
Negative global economic conditions may pose challenges to the Company’s business strategy, which relies on access to capital from financial markets and/or investment by other companies. Failure to obtain sufficient funding on acceptable terms could have a material adverse effect on our business, results of operations and financial condition. Negative conditions in the global economy, including credit markets and the financial services industry, have generally made equity and debt financing more difficult to obtain, and may negatively impact the Company’s ability to complete financing transactions. We are currently operating in a period of economic uncertainty and capital markets disruption, which has been significantly impacted by the ongoing COVID19 pandemic and geopolitical instability due to the ongoing military conflict between Russia and Ukraine. Our business, financial condition, and results of operations may be materially adversely affected by the negative impact on the global economy and capital markets resulting from the conflict in Ukraine or any other geopolitical tensions. U.S. and global markets are experiencing volatility and disruption following the escalation of geopolitical tensions and the start of the military conflict between Russia and Ukraine. In late February 2022, a military invasion of Ukraine by Russian troops began. Although the length and impact of the ongoing military conflict is highly unpredictable, the conflict in Ukraine has led to market disruptions, including significant volatility in commodity prices, credit and capital markets, as well as supply chain disruptions.
Additionally, various of Russia’s actions have led to sanctions and other penalties being levied by the U.S., Australia, the European Union, and other countries, as well as other public and private actors and companies, against Russia and certain other geographic areas, including agreement to remove certain Russian financial institutions from the Society for Worldwide Interbank Financial Telecommunication payment system and restrictions on imports of Russian oil, liquified natural gas and coal. Additional potential sanctions and penalties have also been proposed and/or threatened. Russian military actions and the resulting sanctions could further adversely affect the global economy and financial markets and lead to instability and lack of liquidity in capital markets, potentially making it more difficult for us to obtain additional funds.
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
Any of the above-mentioned factors could affect our business, prospects, financial condition, and operating results. The extent and duration of the military action, sanctions, and resulting market disruptions are impossible to predict, but could be substantial.
If we are unable to raise sufficient funding on acceptable terms due to these or other factors, we may be unable to continue to operate. There is no assurance that we will be successful in obtaining sufficient financing on acceptable terms and conditions to fund continuing operations, if at all. Our failure to obtain sufficient funds on acceptable terms when needed could have a material adverse effect on our business, results of operations and financial condition.

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
We work with medical experts, chemists, biologists and other scientists at academic and other institutions, and consultants who assist us in our research, development and regulatory efforts, including the members of our scientific advisory board. In addition, these scientists and consultants have provided, and we expect that they will continue to provide, valuable advice regarding our programs and regulatory approval processes. These scientists and consultants are not our employees and may have other commitments that would limit their future availability to us. If a conflict of interest arises between their work for us and their work for another entity, we may lose their services. In addition, we are limited in our ability to prevent them from establishing competing businesses or developing competing products. For example, if a key scientist acting as a principal investigator in any of our future clinical trials identifies a potential product or compound that is more scientifically interesting to professional interests, their availability to remain involved in any future clinical trials could be restricted or eliminated.

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
Our internal computer and information technology systems, or those of our collaborators and other development partners, third-party Contract Research Organizations (CROs) or other contractors or consultants, may fail or suffer security breaches, which could result in a disruption of our product development programs.
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
We have not carried out any formal analysis as to whether we have met the COT or, failing the COT, the SBT or similar business test over relevant periods. In addition, future shareholding changes may result in a significant ownership change for us. It is therefore uncertain as to whether any of our tax losses carried forward as of 30 June 2022 will be available to be carried forward and available to offset our assessable income, if any, in future periods.

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
Paxalisib (formerly
GDC-0084)
was granted orphan drug designation by the FDA in February 2018 for the treatment of glioblastoma, in August 2020 for the treatment of malignant glioma, which includes DIPG, a rare and highly aggressive childhood brain cancer, and in June 2022 for the treatment of atypical rhabdoid / teratoid tumors (AT/RT). However, even if we obtain orphan drug exclusivity for additional products in the United States or other jurisdictions, that exclusivity may not effectively protect the product from competition because different drugs can be approved for the same condition, and the same drug could be approved for a different condition. Moreover, even after an orphan drug is approved, the FDA can subsequently approve the same drug, made by a competitor, for the same condition if the FDA concludes that the competitive product is clinically superior in that it is shown to be safer, more effective or makes a major contribution to patient care.
Positive results from preclinical studies of our product candidates are not necessarily predictive of the results of our planned clinical trials of our product candidates.
Positive results in preclinical proof of concept and animal studies of our product candidates may not result in positive results in clinical trials in humans. Many companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in clinical trials after achieving positive results in preclinical development or early-stage clinical trials, and we cannot be certain that we will not face similar setbacks. These setbacks have been caused by, among other things, preclinical findings made while clinical trials were underway or safety or efficacy observations made in clinical trials, including adverse events. Moreover, preclinical and clinical data are often susceptible to varying interpretations and analyses, and many companies that believed their product candidates performed satisfactorily in preclinical studies and clinical trials nonetheless failed to obtain FDA or other regulatory authority approval. If we fail to produce positive results in our clinical trials of our product candidates, the development timeline and regulatory approval and commercialization prospects for our product candidates, and, correspondingly, our business and financial prospects, would be negatively impacted.
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
The Company’s commercial opportunity will be reduced or eliminated if competitors develop and market products, devices or other treatments that are more effective, have fewer side effects or are less expensive than its drug candidates.
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
Risks Related to Our Reliance on Third Parties
The Company relies on third parties to conduct its
pre-clinical
studies and clinical trials. If those parties do not successfully carry out their contractual duties or meet expected deadlines, the Company’s drug candidates may not advance in a timely manner or at all.
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
The Company is a public company limited by shares and is registered and operates under the Australian Corporations Act 2001. All of the Company’s directors and officers reside outside of the United States. In addition, a substantial portion of the directly owned assets of the Company are located outside of the United States. As a result, it may be difficult or impossible for investors to effect service of process within the United States against the Company or its directors and officers or to enforce against them any of the judgments, including those obtained in original actions or in actions to enforce judgments of the U.S. courts, predicated upon the civil liability provisions of the federal or state securities laws of the United States. There is doubt as to the enforceability in the Commonwealth of Australia, in original actions or in actions for enforcement of judgments of U.S. courts, of civil liabilities predicated solely upon federal or state securities laws of the U.S., especially in the case of enforcement of judgments of U.S. courts where the defendant has not been properly served in Australia.

The trading price of the Company’s ordinary shares and American Depositary Shares (“ADSs”) is highly volatile. Your investment could decline in value and the Company may incur significant costs from class action litigations.
The trading price of the Company’s ordinary shares and ADSs is highly volatile in response to various factors, many of which are beyond the Company’s control, including:

•	unacceptable toxicity findings in animals and humans;

•	lack of efficacy in human trials at Phase II stage or beyond;

•	announcements of technological innovations by the Company and its competitors;

•	new products introduced or announced by the Company or its competitors;

•	changes in financial estimates by securities analysts;

•	actual or anticipated variations in operating results;

•	expiration or termination of licenses, research contracts or other collaboration agreements;

•	conditions or trends in the regulatory climate in the biotechnology, pharmaceutical and genomics industries;

•	changes in the market values of similar companies;

•	changes in the broader macroeconomic environment;

•	the liquidity of any market for the Company’s securities; and

•	additional sales by the Company of its shares.
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
Under NASDAQ rules, companies listed on the NASDAQ Capital Market are required to maintain a share price of at least US$1.00 per share to avoid delisting of their shares. If the share price declines below US$1.00 for a period of 30 consecutive business days, then that listed company would have 180 days to regain compliance with the US$1.00 per share minimum. In the event that the Company’s share price declines below US$1.00, it may be required to take action in order to comply with the NASDAQ rules that may be in effect at the time.
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

There is a risk that we are, or will become, a passive foreign investment company, or PFIC, which will subject our U.S. investors to adverse tax rules.
There is a risk that we are, or will become, a passive foreign investment company, commonly referred to as a PFIC. Our treatment as a PFIC could result in a reduction in the after-tax
return to the U.S. holders of our ordinary shares or ADSs and would likely cause a reduction in the value of such ordinary shares or ADSs. For U.S. federal income tax purposes, we will be classified as a PFIC for any taxable year in which either (i) 75% or more of our gross income is passive income, or (ii) at least 50% of the average quarterly value of all of our assets for the taxable year produce or are held for the production of passive income. If we are classified as a PFIC for U.S. federal income tax purposes, highly complex rules will apply to U.S. holders owning ordinary shares or ADSs. Accordingly, you are urged to consult your tax advisors regarding the application of such rules. See Item 10 - Additional Information - Taxation, United States Federal Income Tax Consequences for a more complete discussion of the U.S. federal income tax risks related to owning and disposing of our ordinary shares or ADSs.
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
A. History and development of the Company
Kazia Therapeutics Limited (“Kazia”), a public company limited by shares, was incorporated in March 1994 and registered in New South Wales, Australia. Kazia is registered and operates under the Australian Corporations Act 2001.
Kazia has its registered office at Three International Towers, Level 24, 300 Barangaroo Avenue, Sydney, NSW 2000, Australia. Its telephone number and other contact details are: Phone
+61-2-9472
4101; email info@kaziatherapeutics.com; and website,
www.kaziatherapeutics.com
(the information contained in the website does not form part of the Annual Report). Our agent for service of process in the United States is Vcorp Services, LLC, 25 Robert Pitt Drive, Suite 204, Monsey, New York 10952.
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

B. Business overview
The ongoing principal business of the Company has been pharmaceutical drug development. The Company is an emerging oncology-focused biotechnology company that has a portfolio of development candidates, diversified across several distinct technologies, with the potential to yield first-in-class
and
best-in-class
agents in a range of oncology indications. The lead drug candidate is paxalisib (formerly
GDC-0084),
a small molecule inhibitor of the PI3K / AKT / mTOR pathway, which is involved in eight active trials as follows:
Primary Brain Cancer:

•	a phase II / III adaptive registrational study in glioblastoma, sponsored by the Global Coalition for Adaptive Research;

•	a phase II clinical trial is being conducted by Weill Cornell Cancer Center to examine the impact of a ketogenic diet on the activity of paxalisib in glioblastoma;

•	a phase II study being conducted by the Pacific Pediatric Neuro-Oncology Consortium (PNOC) is examining paxalisib in DIPG and DMGs (childhood brain cancer);

•	a phase I clinical trial being conducted by St Jude Children’s Hospital, examining paxalisib in diffuse intrinsic pontine glioma (DIPG), a rare but very aggressive form of childhood brain cancer; and

•	a phase II trial being conducted by Dana-Farber Cancer Institute is examining paxalisib in primary CNS lymphoma;
Secondary (Metastatic) Brian Cancer:

•
a phase I clinical trial being conducted by Memorial Sloan Kettering Cancer Center investigating the potential use of paxalisib in combination with radiotherapy for cancer which has spread to the brain;

•
a phase II study being conducted at Dana-Farber Cancer Institute, examining HER2+ breast cancer brain metastases – breast cancer which has spread to the brain – in combination with Herceptin (trastuzumab);

•	a phase II NCI funded multi-drug study of brain metastases, – cancer which has spread to the brain from any primary tumor, is being conducted by the Alliance for Clinical Trials in Oncology;
Cantrixil
(TRX-E-002-1)
was previously under development by the Company as a potential therapy for ovarian cancer, and the Company licensed the global rights to Vivesto AB (formerly Oasmia Pharmaceutical AB), a Swedish company during FY21.
EVT801 is the Company’s second clinical asset after the global rights were licensed from Evotec SE during FY21.
In November 2021, Kazia commenced recruitment to a phase I,
first-in-human,
multiple-ascending-dose, clinical trial of EVT801 in patients with advanced solid tumors (NCT05114668). The trial is being performed at two hospitals in France: Oncopole in Toulouse and Centre Léon Beraud in Lyons. In addition to the primary endpoints of safety and tolerability, the study is designed to include a rich array of biomarkers that will allow a deeper understanding of the drug’s pharmacology and may inform design of subsequent studies. As at 30 June 2022, the study remains ongoing, with initial data anticipated in 1H CY2023.

The following graphic illustrates the primary Kazia trials currently in progress.

Research and Development
Paxalisib (formerly
GDC-0084)
The company’s lead development candidate is paxalisib (formerly known as
GDC-0084),
a small molecule, brain-penetrant inhibitor of the PI3K / Akt / mTOR pathway, that is being developed as a potential therapy for glioblastoma (GBM), the most common and most aggressive form of primary brain tumour in adults, as well as other forms of brain cancer. Paxalisib is orally administered and is presented in a 15mg capsule formulation. The development candidate is the subject of IND 112,608 with the U.S. FDA.
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
Paxalisib was granted orphan drug designation (ODD) by the FDA for glioblastoma in February 2018, and for the broader indication of glioma in August 2020, ODD for atypical rhabdoid / teratoid tumors (AT/RT), a rare and highly-aggressive childhood brain cancer, in June 2022. The development candidate also received Fast Track designation (FTD) for glioblastoma in August 2020, and Rare Pediatric Disease Designation (RPDD) for diffuse midline gliomas in August 2020. Collectively, these special designations provide paxalisib with enhanced access to FDA, a waiver of PDUFA fees, a period of regulatory exclusivity and, in the specific case of RPDD, the potential to secure a pediatric Priority Review Voucher (pPRV) should paxalisib be first approved in this indication.
Phase II Clinical Trial in Newly Diagnosed Glioblastoma with Unmethylated MGMT Status (NCT03522298)
The final data from the company’s phase II study of paxalisib in patients with newly diagnosed glioblastoma and unmethylated MGMT status was presented at the American Society for Clinical Oncology (ASCO) annual meeting in June 2022. The poster presentation described an overall survival (OS) in the intent-to-treat
(ITT) population of 15.7 months, and a progression-free survival (PFS) of 8.6 months. These figures compare favourably with the historically reported corresponding figures of 12.7 months and 5.3 months which are associated with temozolomide, the existing
FDA-approved
standard of care, in this patient group. The safety profile of paxalisib continues to appear generally favourable and tolerability was consistent with prior clinical trial experience, with hyperglycaemia, mucositis, and rash among the most common toxicities. In April 2021, the company presented additional interim data focusing on pharmacokinetics at the American Association for Cancer Research Annual Meeting. This data supported 60mg as the go-forward
dose, and suggested no significant food effect, allowing for both fed and fasted administration in future studies.
Phase II / III Clinical Trial in Glioblastoma (GBM AGILE) (NCT03970447)
Paxalisib commenced recruitment to GBM AGILE (NCT03970447), a phase II / III adaptive clinical trial in glioblastoma, in January 2021. GBM AGILE is sponsored by the Global Coalition for Adaptive Research, a
US-based
501
©
(3)
non-profit
organization dedicated to advancing the development of new therapies via the application of cutting-edge statistical methodologies. The study is a platform study, or master protocol study, in which multiple experimental agents are evaluated in parallel, and are compared against a shared control arm. GBM AGILE uses an adaptive Bayesian statistical design to ensure that only the number of patients required to reach a definitive answer are enrolled. Three patient populations are included in the study: newly diagnosed patients with unmethylated MGMT promotor status, newly diagnosed patients with methylated MGMT promotor status, and recurrent patients. Paxalisib is participating in the first and third of these groups but will not examine patients with methylated MGMT promotor status in this study.
As at 30 June 2022, five experimental agents are participating in GBM AGILE: Bayer’s regorafenib, Kazia’s paxalisib,
VAL-083,
manufactured by Kintara Therapeutics, Biohaven’s troriluzole, and Vigeo Therapeutics’ VT1021. The study has screened over 1,000 patients, and approximately fifty sites are engaged. The study opened to the paxalisib arm in Canada in November 2021, in Switzerland in May 2022, and in France in June 2022. The study received IND approval to open in China in December 2021, and work is ongoing as at 30 June 2022 to open sites in this country.
GBM AGILE is intended to serve as the registration study for paxalisib in glioblastoma. The study has been designed with registrational intent, and FDA has indicated that it considers the study suitable for this purpose.
Post year, on 1 August 2022, the company was advised by GCAR that the first stage of the paxalisib arm had completed recruitment. The treatment arm did not meet pre-defined
criteria for continuing to a second stage, and patients enrolled in the first stage of the paxalisib arm will therefore continue on treatment as per protocol, and in follow-up,
until completion of the final analysis, which the company anticipates receiving in 2H CY2023, as previously disclosed. Given that completion of recruitment has now occurred, the study will not open to the paxalisib arm in Germany or China. The company will work with its licensing partner to determine the way forward in China, given that country’s general requirement for local data to register a new pharmaceutical product. All company personnel continue to be blinded to efficacy and safety data from the ongoing study, as required by regulatory authorities, and so the company remains unable to provide analysis or interpretation of the study until follow-up
is complete and final data is available.

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
Phase I Study in Diffuse Intrinsic Pontine Glioma (DIPG) (NCT03696355)
In February 2020, the company’s collaborators at St Jude Children’s Research Hospital in Memphis, TN completed recruitment to a phase I investigator-initiated clinical study of paxalisib in diffuse intrinsic pontine glioma (DIPG), a rare but highly-aggressive childhood brain cancer with no approved pharmacological treatments. The St Jude study (NCT03696355) seeks to establish an MTD in the pediatric population before enrolling an expansion cohort to seek definitive signals of efficacy. The St Jude study is primarily funded by the hospital, with support via a financial grant from Kazia. In September 2019, the company announced that a pediatric MTD of 27 mg/m2 had been determined, which is approximately comparable to the doses used in adult clinical studies. The investigators reported interim data in an oral presentation at the SNO Annual Meeting in November 2020. The study met its primary objective and determined a maximum tolerated dose for paediatric use of 27 mg/m
2
. 27 patients were recruited, of whom 24 received at least one dose of paxalisib. The safety profile and pharmacokinetics were highly consistent with the adult data. The study had not at that stage demonstrated a survival benefit. As at 30 June 2022, the study remains in survival follow-up.
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
a small-molecule investigational new drug which targets dopamine receptor D2 (DRD2), and which is manufactured by Oncoceutics, Inc, a wholly-owned subsidiary of Chimerix, Inc. The St Jude phase I study in DIPG has already provided invaluable information regarding dosing and safety of paxalisib in a paediatric population, but it has always been assumed that combination therapy would be required to achieve meaningful efficacy in such an aggressive tumour. The PNOC DIPG study is supported by preclinical data from an international consortium of scientists led by Associate Professor Matt Dun at the Hunter Medical Research Institute at the University of Newcastle, Australia. Dr Dun’s work has identified PI3K pathway activation as a primary resistance mechanism to ONC201 and has demonstrated synergistic activity when the two drugs are combined in preclinical models of DIPG. This work was the subject of a poster presentation at the annual International Symposium on Pediatric Neuro-Oncology (ISPNO) conference in Hamburg, Germany, in June 2022. Dr Dun also reported case studies of two patients who had received the combination through compassionate access and who had demonstrated marked clinical improvement while on therapy.
Phase II Study in Primary CNS Lymphoma (PCNSL) (NCT04906096)
In September 2020, the company signed an agreement with Dana-Farber Cancer Institute in Boston, MA, for an investigator-initiated phase II clinical study of paxalisib in patients with primary CNS lymphoma (PCNSL) (NCT04906096). This study commenced recruitment in June 2021. Four of the five
FDA-approved
PI3K inhibitors are indicated for various forms of lymphoma, so this is considered a high-potential indication for paxalisib. The unique brain-penetrant qualities of paxalisib make it ideally suitable for investigation in this patient group. The study is expected to recruit around 25 patients, and to run for approximately two years. The Principal Investigator is Professor Lakshmi Nayak, a highly experienced clinical researcher in brain cancer, with a specialist interest in PCNSL. The study commenced recruitment in June 2021 and remains ongoing.
Phase I Study in Brain Metastases in Combination with Radiotherapy (NCT04192981)
Dr T Jonathan Yang is the Principal Investigator to a phase I study in patients with brain metastases and leptomeningeal metastases, in which paxalisib is administered in combination with radiotherapy (NCT04192981), sponsored by Memorial Sloan-Kettering Cancer Center in New York, NY.
Whole brain radiotherapy (WBRT) is a ubiquitous therapeutic modality in this patient population, with an estimated 200,000 patients receiving treatment each year in the United States alone. The first stage of the study comprises approximately 12 patients and is designed to determine the maximum tolerated dose of paxalisib when combined with WBRT. On the basis of promising results, the study has the potential to open a second stage which will recruit a further 12 patients.

Post period, on 5 August 2022, the company announced an upcoming oral presentation of promising new data from this ongoing phase 1 clinical trial of paxalisib in combination with radiotherapy for the treatment of brain metastases, sponsored by Memorial Sloan Kettering Cancer Center in New York, NY . Interim data from the first stage of the study reports that all 9 evaluable patients experienced complete or partial response, representing an overall response rate (ORR) of 100%, according to
RANO-BM
criteria. The patients comprised a range of primary tumors, with breast cancer the most common, representing one third of patients. The trial is designed in two stages: an initial exploratory stage and a confirmatory expansion stage. Recruitment to the expansion stage has already commenced, with the objective of recruiting an additional 12 patients.
Phase II Study in HER2+ Breast Cancer Brain Metastases in Combination with Trastuzumab (NCT03765983)
Dr Jose Pablo Leone is the Principal Investigator to a phase II study in patients with HER2-positive breast cancer brain metastases, a population for which there are no approved pharmacological treatments, in which paxalisib is administered in combination with Herceptin (trastuzumab) (NCT03765983), sponsored by Dana-Farber Cancer Institute in Boston, MA The Dana-Farber study is primarily funded by the hospital, with support via a financial grant from Kazia. Initial interim efficacy data is expected in 2H CY2022.
Phase II Genomically-Guided Study in Brain Metastases (NCT03994796)
The Alliance for Clinical Trials in Oncology is sponsoring a phase II multi-drug study of multiple agents in the treatment of brain metastases from any primary tumour (NCT03994796) and substantially funded by the US National Cancer Institute. The study assigns patients to either paxalisib (PI3K mutations), abemaciclib (CDK4/6 mutations) (Eli Lilly & Co), or entrectinib (ROS/Trk mutations) (Genentech, Inc) on the basis of their tumor’s genetic characteristics. Each drug is investigated in parallel in three patient cohorts: breast cancer, lung cancer, and other tumors. In June 2022, Kazia was informed that paxalisib had graduated to an expansion stage of the study in breast cancer, with work ongoing in the other two cohorts.
EVT801
The Company’s second development candidate is EVT801, a small-molecule selective inhibitor of vascular endothelial growth factor receptor 3 (VEGFR3). EVT801 was originally discovered by Sanofi SA and was licensed to Evotec SE as part of a broader transaction. Evotec conducted an extensive program of preclinical development, which showed compelling evidence of activity in broad range of animal models. The drug was licensed to Kazia in April 2021.
EVT801 Worldwide Exclusive License and Intellectual Property
The Company entered into an exclusive worldwide license agreement with Evotec SE in April 2021, under which Kazia has the right to develop and commercialize the asset in all indications. Evotec stands to receive up to €301 million in contingent milestone payments, and a royalty on net sales. Evotec has no right to direct the development of EVT801, no right of approval for Kazia to sub-license,
and no right of first refusal. However, in the event of
sub-licensing,
Kazia may under certain circumstances share a portion of receipts from a sub-licensee
with Evotec.
EVT801 is protected by granted or pending
composition-of-matter
patents in all key territories, with exclusivity generally through to the early 2030s.
For several decades, it has been clear that growing tumors require an extensive network of newly formed blood vessels and lymphatic vessels to satisfy their substantial nutrient requirements. Drugs which inhibit the formation of new blood vessels (angiogenesis inhibitors) have proven effective in a wide range of solid tumors, with Avastin (bevacizumab) being the best-known example of the class. However, the use of such drugs is limited by hypoxia-induced resistance mechanisms and, in the case of many small-molecule inhibitors, by toxicity. EVT801 has been designed to respond to these challenges by selectively targeting lymphangiogenesis, the formation of new lymphatic vessels. Doing so, and with a high degree of selectivity, is expected to provide many of the same benefits as inhibition of angiogenesis, but without the attendant problems of resistance and toxicity.
In addition, drugs which target VEGF receptors have shown the potential to alter the population of immune cells within the tumour micro-environment, thereby potentially making ‘cold’ tumors more susceptible to immuno-oncology agents such as checkpoint inhibitors. A wealth of preclinical evidence supports this hypothesis with EVT801 and provides a second and almost entirely distinct mechanism of action through which the drug may provide benefit to cancer patients.
Phase I Study in Advanced Solid Tumors
In November 2021, Kazia commenced recruitment to a phase I,
first-in-human,
multiple-ascending-dose, clinical trial of EVT801 in patients with advanced solid tumors (NCT05114668) which seeks to explore both of these mechanisms (inhibition of lymphangiogenesis and modulation of tumor immune micro-environment), The trial is being performed at two hospitals in France: Oncopole in Toulouse and Centre Léon Beraud in Lyons and will aim to recruit up to 96 patients with advanced cancer. In addition to the primary endpoints of safety and tolerability, the study is designed to include a rich array of biomarkers that will allow a deeper understanding of the drug’s pharmacology and may inform design of subsequent studies. As at 30 June 2022, the study remains ongoing, with initial data anticipated in 1H CY2023.

We have a reasonable expectation that during fiscal 2023:

•	Interim results will be reported from the phase II clinical trial of paxalisib in combination with trastuzumab in breast cancer metastases;

•	Interim results will be reported from the phase II genomically-guided study of paxalisib in brain metastases;

•	Interim results will be reported from the phase I study of paxalisib in combination with radiotherapy in brain metastases; and

•	Final data will be reported from the phase I study of paxalisib in children with diffuse intrinsic pontine glioma (DIPG).
and

•	Initial data from the phase I study of EVT801 in patients with advanced solid tumors will be reported.
In parallel, the Company continues to actively explore licensing and partnering opportunities with other companies that have the potential to effect further refinements in the scope of the Company’s business.
Patent Protection
The Company has an aggressive global Intellectual Property (“IP”) strategy to protect its key assets and we have partnered with Australia’s largest law firm to lodge patents that offer the best possible protection for our assets. The patent strategy is adapted for each technology platform and the principle mode of protection is through the patenting procedure, seeking to obtain exclusive licenses for all its key inventions and drug pipeline. The overarching strategy in the IP portfolio is to cover the three critical corner stones of pharmaceutical patent: composition of matter (the breadth structures covered in the patent), method of manufacture (the chemical processes used to manufacture the compounds disclosed in the patent) and method of use. Patents are submitted initially as provisional applications and after 12 months’ progress through to a Patent Cooperation Treaty (“PCT”) application.
We are continuing to expand our preclinical work on paxalisib and EVT801 through collaborations with research institutions. Where the research programs result in the generation of further patentable subject matter, the Company will pursue an aggressive patent filing strategy based on multiple jurisdictions with a focus on those member countries offering the most significant market opportunities for future development.
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
A user fee, pursuant to the requirements of the Prescription Drug User Fee Act (“PDUFA”), and its amendments, applies to NDAs, unless exempted. The FDA adjusts the PDUFA user fees on an annual basis. PDUFA also imposes an annual product fee for prescription drugs and biologics, and an annual establishment fee on facilities used to manufacture prescription drugs and biologics. A written request can be submitted for a waiver under certain circumstances. Waivers may be possible for the application fee for the first human drug application that is filed by a small business, as defined by the FDCA, but there are no small business waivers for product or establishment fees. Waivers may also be possible for one or more fees, upon written request, when a waiver or reduction is necessary to protect the public health, the user fees would present a significant barrier to innovation, or the fees are anticipated to exceed the present or future costs incurred by FDA. Applications for products designated as oncology drugs are not subject to the application fee unless the application includes an indication for other than a rare disease or condition. The Company is not at the stage of development with its products where it is subject to these fees, but they are significant expenditures that may be incurred in the future and must be paid at the time of application submissions to FDA, as applicable.
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
FDA provides programs intended to facilitate and expedite development and review of new products that are intended to address an unmet medical need in the treatment of a serious or life-threatening disease or condition. These programs are referred to as fast track designation, breakthrough therapy designation and priority review designation. These designations are not mutually exclusive, and a product candidate may qualify for one or more of these programs. While these programs are intended to expedite product development and approval, they do not alter the standards for FDA approval. The FDA may designate a product for fast track designation if it is intended, whether alone or in combination with one or more other products, for the treatment of a serious or life-threatening disease or condition, and it demonstrates the potential to address unmet medical needs for such a disease or condition. For products with fast track designation, sponsors may have more frequent interactions with the FDA, the product is potentially eligible for accelerated approval and priority review, if relevant criteria are met. A product may be designated as a breakthrough therapy if it is intended, either alone or in combination with one or more other products, to treat a serious or life-threatening disease or condition and preliminary clinical evidence indicates that the product may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. The FDA may take certain actions with respect to breakthrough therapies, including holding meetings with the sponsor throughout the development process; providing timely advice to the product sponsor regarding development and approval; involving more senior staff managers in the review process; assigning a cross-disciplinary lead for the review team; and taking other steps to design the clinical trials in an efficient manner. The FDA may designate a product for priority review if it is a product that treats a serious condition and, if approved, would provide a significant improvement in safety or effectiveness when compared with other available therapies. Additionally, drug approval under the accelerated approval pathway may be based on evidence of clinical effect on a surrogate endpoint or intermediate clinical endpoint that is reasonably likely to predict clinical benefit. A post-marketing clinical study will be required to verify clinical benefit, and other restrictions to assure safe use may be imposed.
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
Product and Corporate Developments during Fiscal Year 2022
The Company continued to pursue its strategy of focusing resources on clinical programs, being specifically those most likely to provide a return to shareholders.
Paxalisib is involved in eight clinical trials, all being conducted by world renowned research organizations and principally funded by parties other than the Company, giving us multiple opportunities to realise value from this product candidate. EVT801’s phase I clinical trial continues and we believe that we are on track to have initial phase I data in the first half of CY2023.

At-The-Market
(ATM) Facility
In May 2022, the Company established an
“at-the-market”
equity program ( ATM program) pursuant to an Equity Distribution Agreement, dated as of 22 April 2022, between Oppenheimer & Co., as sales agent (Oppenheimer) and the Company. Under the ATM program, the Company may offer and sell via Oppenheimer up to US$35 million of its ordinary shares, in the form of American Depositary Shares (ADSs), with each ADS representing ten ordinary shares. For the period ending 30 June 2022, total gross proceeds from the use of the ATM financing facility was US$2.95 million (approximately A$4.2 million). During the months of July 2022 and August 2022 through 11 August 2022, the Company raised total proceeds for such period of US$2.53 million (approximately A$3.67million) under the ATM program. The weighted average share price from ATM financings is AU$0.50 cents per ordinary share, increasing the Company’s total ordinary shares outstanding through the period of 11 August 2022 to 149,636,656 has and materially expanded the Company’s runway with minimal dilution to existing shareholders. In general, sales pursuant to the ATM program account for 5% or less of the day’s trading volume, implying minimal price impact as a result of its use. Of note, ordinary shares, represented by ADSs, issued under the ATM program are issued at the spot market price, with no discount, no accompanying warrants or options, and with banking fees approximately half of those associated with more traditional financing methods.
C. Organizational structure
Kazia Therapeutics Limited is incorporated in Australia and has the following wholly-owned subsidiaries:

Name	Country of incorporation
Kazia Laboratories Pty Ltd	Australia
Kazia Research Pty Ltd	Australia
Kazia Therapeutics Inc.	United States (Delaware)
Glioblast Pty Ltd	Australia
Kazia Therapeutics (Hong Kong) Limited	Hong Kong

D. Property, plant and equipment
During fiscal year 2022, the Company continued to work out of a serviced office in Sydney that is subject to a renewable one-year
workspace license agreement. In April 2022 an office membership agreement was signed with Deerfield Management for one year in the Cure, Deerfield’s innovation campus at 345 Park Avenue South, New York, NY.

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
The following tables provide a summary of revenues and income for the past three fiscal years:

	For the fiscal year ended 30 June,
	2022	2021	2020
	A$’000	A$’000	A$’000
Revenue	—	15,183	—
Finance income	—	42	66
Other income:
Net foreign exchange gain	—	—	5
Payroll tax rebate	—	2	2
Bad debt recovery	15	—	—
Research and development rebate	—	—	968
Subsidies and grants	10	—	20

Total revenue and other income	25	15,227	1,061

Fiscal year 2022 compared to fiscal year 2021
Revenue, finance income and other income
In fiscal years 2022 and 2021, the Company did not generate any revenue from contracts with customers. The revenue recognized during fiscal year 2021, A$15.2 million, was the result of up-front
license fees received from partnering transactions pertaining to the out-license
agreements entered into for two of the Company’s assets, Cantrixil and paxalisib.
The Company earns interest income derived from interest bearing bank accounts, which is directly linked with the amounts held on deposit. The amount of finance income earned decreased as a result of decreased cash balances as well as lower interest rates in effect during the year.
The Company did not recognize any research and development rebate in fiscal years 2022 nor 2021. In fiscal year 2022, the amount of qualifying expenditure in Australia was not sufficiently large to warrant making a claim for the R&D rebate, and we do not anticipate applying for the rebate in future fiscal years as this trend is set to continue.
Expenses
Research and development expenses increased from A$14.5 million in fiscal year 2021 to A$20.3 million in fiscal year 2022 (39%). The increase was mainly a result of the expenditures incurred for the Company’s lead asset, paxalisib’s continuing participation in the registrational GCAR GBM AGILE trial. Funds were also spent on the expenditures incurred for the EVT801 Phase I trial, which opened and initiated enrolment in late 2021. Additional salary and benefit expenses were recognized for the US based scientific and clinical staff hired, including the Chief Medical Officer. Amortisation of the EVT801 asset also contributed to the increase during fiscal 2022
General and administrative costs were reduced from A$7.0 million in fiscal year 2021 to A$4.5 million in fiscal year 2022 (36%), due in part to the A1.46 million expense recognized resulting from a Chinese withholding tax incurred on the Company’s receipt of the up-front
licencing transaction payment from Simcere Pharmaceutical in fiscal year 2021. Excluding the unrealised FX gain of A$1.8 million, corporate expenses were reduced by A$613K. The reduced costs were somewhat offset by the increased payroll related costs incurred for the US based Chief Financial Officer hired during the period.
Net loss
The Company’s loss after income tax was A$24.6 million in fiscal year 2022 compared to A$8.4 million in fiscal year 2021. The change was mainly a result of the increased R&D expenditures incurred for the ongoing clinical trials as well as the initiation and enrolment of the EVT801 Phase 1 trial along with our collaborations in the investigator-initiated trials, as described above, during fiscal year 2022. Additionally, no revenue was recognized from partnership collaborations in fiscal year 2022.
Fiscal year 2021 compared to fiscal year 2020
This analysis can be found in Item 5 of the Company’s annual report on Form
20-F
for fiscal year 2021.
B. Liquidity and capital resources
We have incurred cumulative losses and negative cash flows from operations since our inception and, as of 30 June 2022, we had accumulated losses of A$68.3 million. We anticipate that we will continue to incur losses for at least the next several years. We expect that our research and development expenditure will continue to increase and, as a result, we will need additional capital to fund our operations, which we may raise through a combination of equity offerings, other third-party funding, and other collaborations, strategic alliances and licensing arrangements.
We had no borrowings in fiscal year 2022 and do not currently have a credit facility.
As at 30 June 2022, we had cash and cash equivalents of A$7.4 million, held in both Australian dollars and U.S. dollars. Cash in excess of immediate requirements is invested in accordance with our investment policy, primarily with a view to liquidity and capital preservation. Currently, our cash and cash equivalents are held in bank accounts, with the majority of funds being held in U.S. dollars.

We expect to consume cash and incur operating losses for the foreseeable future as the Company continues developing its oncology drug candidates. The impact on cash resources and results from operations will vary with the extent and timing of the future clinical trial programs. The financial statements have been prepared on a going concern basis, which contemplates continuity of normal activities and realization of assets and settlement of liabilities in the normal course of business. As is often the case with drug development companies, the Company’s ability to continue its development activities as a going concern is dependent upon deriving sufficient cash from investors, from licensing and partnering activities and from other sources of revenue such as grant funding. The directors have considered the cash flow forecasts and the funding requirements of the business and are confident that the strategies in place are appropriate to generate sufficient funding to allow us to continue as a going concern.
Cash flows
The following table set forth the sources and uses of cash for the past three fiscal years:

(in A$ thousands)	2022	2021	2020
Net cash used in operating activities	(22,763)	(9,111)	(8,810)
Net cash from investing activities	(2,365)	—	—
Net cash from financing activities	3,726	28,109	12,139
Operating activities.
Net cash used in operating activities for the three fiscal years primarily represents net outflows for the cost of the R&D programs and the general and administrative costs of running the business. This amount is heavily impacted by the cost of the clinical programs, as well as cost containment measures adopted to manage the general and administrative costs of the business.
Investing activities.
Net cash from investing activities in fiscal year 2022 represents the payment of a development milestone for EVT801.
Financing activities.
Net cash from financing activities in fiscal years 2021 and 2020 arose as a result of private placements of the Company’s ordinary shares to institutional investors in certain countries as well as Share Purchase Plans to shareholders in Australia. Net cash from financing activities in fiscal year 2022 was the result of the funds received from our sale of ordinary shares in the form of ADSs, using our ATM facility.
As at 30 June 2022, the Company did not hold any derivative financial instruments for managing its foreign currency; however, the Company may from time to time enter into hedging arrangements where circumstances are deemed appropriate.
The Company believes that its future ability to fund its operations will depend on deriving sufficient cash from investors through successful capital raisings, from licensing and partnering activities and government grants.
The Company had no commitments for capital expenditures or material contractual obligations at the end of fiscal year 2022.
The Company continuously pursues opportunities for
non-dilutive
funding, such as grant applications.
The Company cannot provide assurance that it or its subsidiaries will be able to raise the funds necessary to complete the planned clinical trial programs or find appropriate collaboration or licensing opportunities.
The Company does not have any
off-balance
sheet arrangements.
Financing activities
Equity issues
The Company has historically financed its operations primarily from issuing equity capital.
During fiscal year 2021 the Company issued 37,413,840 ordinary shares. The details of those share issues are as follows:

•	In October 2020 the Company issued 31,542,895 shares to industry funds and other investors and raised A$25,234,316 before costs.

•	In April 2021 the Company issued 3,037,580 shares to a partner pharmaceutical company for the sum of US$4,000,000.

•	In May 2021 the Company issued 2,391,865 shares in satisfaction of a milestone payment relating to the acquisition of paxalisib.

•	In August 2020 and March 2021, the Company issued a total of 441,500 shares upon the exercise of options, raising a total of A$273,287.
During fiscal year 2022 the Company issued 6,743,167 ordinary shares. The details of those share issues are as follows:

•	In December 2021 the Company issued 25,000 shares upon the exercise of options, raising a total of A$16,700.

•	In May 2022 the Company issued 1,855,357 shares due to the conversion of the Triaxial convertible note triggered by completion of phase II paxalisib trial announced to ASX on 21 April 2022.

•	In May and June 2022, the Company issued 4,862,810 shares under our ATM facility raising A$4,202,222 before transaction costs.

In fiscal year 2022, the Company held the majority of its cash balances in U.S. dollars and there were no conversion losses. During fiscal year 2021, a conversion loss of A$0.4 million was experienced. See Item 18. “Financial Statements – Note 22 – Financial Instruments” for disclosures about financial risk management including interest rate risk, foreign currency risk and liquidity risk.
Convertible note (Triaxial) carrying value of A$464,000
During the fiscal year ended 30 June 2013 the Company issued Convertible Notes with a face value of A$1,500,000 to Triaxial in consideration of the acquisition of patents and intellectual property assets. The terms of these Convertible Notes were amended on 4 December 2014. The amended terms allow the conversion of debt into ordinary shares, provided that the Company achieves certain milestones. Accordingly, the Convertible Note has been reclassified as an equity instrument rather than debt instrument.
During fiscal year 2017, the Company reached two milestones that triggered the conversion of a portion of its Convertible Notes. On 14 September 2016 the directors approved the issue of 20,000,000 ordinary shares as a consequence of a conversion of A$500,000 of the Convertible Notes, and on 1 November 2016 a further 16,000,000 ordinary shares were issued as a result of the conversion of a further portion of the Convertible Notes. During fiscal year 2018, one of the noteholders waived his rights to the remaining tranche of convertible notes, resulting in the reduction of the convertible note carrying value by a further A$136,000. On 21 April 2022 the completion of the phase II study of paxalisib in glioblastoma (NCT03522298) was announced and on 5 May 2022 the remaining portion of the convertible note with a carrying value of A$464,000 was extinguished and converted to 1,855,357 ordinary shares.
C. Research and development, Patents and Licenses, etc.
Expenditures during the research phase of a project are recognized as an expense when incurred. Development costs are capitalized only when technical feasibility studies identify that the project will deliver future economic benefits and these benefits can be measured reliably.
Research and development expenses consist primarily of costs incurred for the development of our product candidates, which include:

•	expenses incurred under agreements with academic research centers, clinical research organizations and investigative sites that conduct our clinical trials; and

•	the cost of acquiring, developing, and manufacturing clinical trial materials.
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
A change in the outcome of any of these variables with respect to the development of a product candidate could mean a significant change in the costs and timing associated with the development of that product candidate. For example, if the FDA, or another regulatory authority were to require us to conduct clinical trials beyond those that we anticipate will be required to complete clinical development of a product candidate or if we experience significant delays in enrolment in any of our clinical trials, we could be required to expend significant additional financial resources and time on the completion of clinical development.
In fiscal years 2022, 2021 and 2020 we spent, respectively, a total of A$20.3 million, A$14.5 million and A$9.5 million on company-sponsored research and development activities. We plan to increase our research and development expenses for the foreseeable future as we continue the development of product candidates and explore further potential applications of our technology.

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

•
We did not generate revenue from licensing transactions in fiscal year 2022 and we may not generate any revenue in future years. Should the Company generate revenues in future years, the amounts generated in fiscal year 2021 may not be representative of any such revenues in future years. This could be as a result of whether any further licensing transactions are entered into, as well as whether any milestones are met in relation to license agreements already in place; and

•	The quantum of general and administrative expenditures in recent years may not be indicative of the expenditures required in future years.
E. Critical Accounting Estimates – see Note 2. Significant accounting policies

Item 6.	Directors, Senior Management and Employees
A. Directors and Senior Management
The names and details of the Company’s Directors and senior management at the date of this report are as follows:

Iain Ross	Chairman, Non-Executive Director
Bryce Carmine	Non-Executive Director
Steven Coffey	Non-Executive Director
James Garner John Friend Karen Krumeich	Managing Director and Chief Executive Officer Chief Medical Officer (commenced 15 November 2021) Chief Financial Officer (commenced 3 January 2022)
Kate Hill	Company Secretary
Directors were in office for the entire period unless otherwise stated.
Names, titles, experience and expertise

Name:	Iain Ross
Title:	Chairman, Non-Executive Director
Experience and expertise:	Iain, based in the UK, is an experienced Director and has served on a number of Australian company boards. He is Chairman of Silence Therapeutics plc (LSE & NASDAQ:SLN), ReNeuron Group plc (LSE:RENE) and BiVitctriX Therapeutics plc (LSE:BVX) as well as unlisted Biomer Technology Limited. In his career he has held senior positions in Sandoz AG, Fisons Plc,
Hoffmann-La
Roche AG and Celltech Group Plc and also undertaken a number of start-ups
and turnarounds on behalf of banks and private equity groups. His track record includes multiple financing transactions having raised in excess of £500 million, both publicly and privately, as well as extensive experience of divestments and strategic restructurings and has over 25 years in cross-border management as a Chairman and CEO. He has led and participated in 8 Initial Public Offerings,(5 LSE, 1 ASX, 2 NASDAQ) and has direct experience of mergers and acquisitions transactions in Europe, USA and the Pacific Rim.
Other current directorships:	Silence Therapeutics plc (LSE:SLN), ReNeuron Group plc (LSE:RENE) and BiVictriX Therapeutics plc (LSE:BVX)
Special responsibilities:	Member of Remuneration and Nomination Committee, Member of the Audit, Risk and Governance Committee.

Name:	Bryce Carmine
Title:	Non-Executive Director
Experience and expertise:	Bryce spent 36 years working for Eli Lilly & Co. and retired as Executive Vice President for Eli Lilly & Co, and President, Lilly
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
Other current directorships:	None
Special responsibilities:	Chair of Remuneration and Nomination Committee, member of Audit, Risk and Governance Committee.

Name:	Steven Coffey
Title:	Non-Executive Director
Experience and expertise:	Steven is a Chartered Accountant and registered company auditor and has over 35 years experience in the accounting and finance industry. He has been a partner with the chartered accounting firm Watkins Coffey Martin which recently merged with Charternet Chartered Accountants and Steven is a consultant to that group. Steven sits on the board of a number of large private family companies and audits a number of large private companies and not-for-profit
entities.
Other current directorships:	None
Special responsibilities:	Chair of Audit, Risk and Governance Committee, member of Remuneration and Nomination Committee.

Name:	Dr. James Garner
Title:	Managing Director and Chief Executive Officer
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

Other current directorships:	None
Special responsibilities:	None

Name:	John Friend
Title: Experience and expertise:
Chief Medical Officer
Dr Friend is a highly experienced oncology and haematology drug developer, driven by a passion for improving the lives of cancer patients. In a career spanning more than 25 years, Dr Friend has worked across a wide range of therapeutic areas in roles from early clinical research through to medical affairs. He was formerly the Senior Vice President of Medical and Scientific Affairs for the US business unit of Helsinn Therapeutics and most recently the Chief Medical Officer at Cellectar Biosciences, a clinical-stage, oncology-focused biotech company in the US. Dr Friend gained his medical degree at Rutgers University (UMDNJ-Robert Wood Johnson) and he also holds a BA in chemistry from Southern Methodist University.

Name:	Karen Krumeich
Title: Experience and expertise:
Chief Financial Officer
Karen has more than thirty years of experience in corporate finance, focused almost entirely on the life sciences sector. She has been responsible for driving the growth of numerous private and public biotech companies. For most of the last twenty years, she served as Chief Financial Officer to growth-stage biotech companies, both public and private, including Soligenix, Inc, and Theravectys, Inc. In addition to her accounting qualifications, Karen is a qualified pharmacist and a graduate of the University of Toledo School of Pharmacy.

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
Non-Executive
Directors’ fees are reviewed periodically by the Board and are regularly compared with those of companies of comparable market capitalization and stage of development. The Chairman’s fees are determined independently to the fees of other non-executive
Directors based on comparative roles in the external market.
Fees paid to directors were relatively constant in recent years as a result of funding constraints, and in the prior financial year, after conducting a benchmarking exercise, directors fees were increased to a market rate, and a bonus was paid to
Non-Executive
Directors to reflect their service over recent years at a discounted remuneration level. Further, at the 2020 AGM the shareholders approved the award of 400,000 options to each
Non-Executive
Director.
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
Fixed remuneration is reviewed annually by the Remuneration and Nomination Committee based on individual performance, the overall performance of Kazia and comparable market remunerations. The Remuneration and Nomination Committee approved increases in fixed remuneration during fiscal year 2022.
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

The Remuneration and Nomination Committee approved the payment of cash bonuses to the CEO and employees in respect of the financial year ended 30 June 2021. The approval with respect to the financial year ended 30 June 2022, is expected to occur subsequent to the filing of this annual report.
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
Kazia issued 4,800,000 share options under the ESOP during fiscal year 2022, of which 4,200,000 were issued to Key Management Personnel.
Any change to the ESOP will require approval by shareholders.
Use of remuneration consultants
During fiscal year 2022, the Company did not engage remuneration consultants to assist with the determination of remuneration levels.
Details of remuneration
Amounts of remuneration
Details of the remuneration of key management personnel of Kazia are set out in the following tables, reported in Australian dollars, the functional currency of the Company, unless otherwise noted.
The KMP of Kazia consisted of the following directors of Kazia Therapeutics Limited:

•	Iain Ross - Non-Executive Director, Chairman

•	Bryce Carmine - Non-Executive Director

•	Steven Coffey - Non-Executive Director

•	Dr James Garner - Managing Director, CEO

•	Dr, John Friend – Chief Medical Officer (from 15 November 2021)

•	Karen Krumeich – Chief Financial Officer (from 3 January 2022)
And the following persons:

•	Gabrielle Heaton - Director of Finance and Administration (ceased 3 January 2022)

•	Kate Hill - Company Secretary

Karen Krumeich was appointed as Chief Financial Officer and commenced employment on 3 January 2022. Consequently, Gabrielle Heaton is no longer considered to be key management personnel and therefore only remuneration from 1 July 2021 to 2 January 2022 is shown below.

	Short-term benefits	Short-term benefits	Short-term benefits	Short-term benefits	Short-term benefits	Post- employment benefits	Share-based payments
	Salary & fees Cash	Bonus Cash	Movements in accrued leave Non- monetary	Movements in long service leave Non- monetary	Healthcare & Insurance Cash	Super- annuation	Options Equity- settled	Total
2022	$	$	$	$	$	$	$	$
Non-Executive Directors:
I Ross*	150,546	—	—	—	—	—	46,159	196,705
B Carmine	85,000	—	—	—	—	8,500	46,159	139,659
S Coffey	85,000	—	—	—	—	8,500	46,159	139,659

Executive Directors:
J Garner	530,500	325,000	35,905	12,074	—	85,550	1,015,198	2,004,227

Other Key Management Personnel:
J Friend **	430,279	201,978	34,336	—	26,819	—	250,194	943,606
K Krumeich ***	277,972	—	15,272	—	6,307	—	100,331	399,882
G Heaton	104,000	30,000	2,337	19,262	—	13,400	27,910	196,909
K Hill	195,501	21,000	—	—	—	—	27,820	244,321

	1,858,798	577,978	87,850	31,336	33,126	115,950	1,559,930	4,264,968

*	Salary paid in UK pounds, but disclosed in Australian dollars using conversion rate of 0.5447
**	Salary paid in USD, but disclosed in Australian dollars using conversion rate of 0.7192
***	Salary paid in USD, but disclosed in Australian dollars using conversion rate of 0.7195
The cash bonuses were granted by the Remuneration Committee at a meeting held in November 2021. The amounts were determined on a discretionary basis by the Remuneration Committee after assessing the corporate achievements for fiscal year 2021.
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

The current base salary, as from January 1, 2022, is A$543,000 including an allowance for health benefits.

Name: Title: Agreement commenced: Term of agreement: Details:
John Friend
Chief Medical Officer
November 15, 2021
Full time employment
Base salary for the year ending 30 June 2022 of US$492,000 and health care and insurance benefits, to be reviewed annually by the Remuneration and Nomination Committee. John’s employment with the consolidated entity is at-will,
and if terminated, it must pay any outstanding entitlements due to him.

Name: Title: Agreement commenced: Term of agreement: Details:
Karen Krumeich
Chief Financial Officer
January 3, 2022
Full time employment
Base salary for the year ending 30 June 2022 of US$400,000 and health care and insurance benefits, to be reviewed annually by the Remuneration and Nomination Committee. Karen’s employment with the consolidated entity is at-will,
and if terminated, it must pay any outstanding entitlements due to her.

Name: Title: Agreement commenced: Term of agreement: Details:
Kate Hill
Company Secretary
September 9, 2016.
Part-time contractor
Base remuneration is based on time worked. Daily rate to be reviewed annually by the Remuneration and Nomination Committee, with a monthly rate of $5,950 for a one-day
week, applied from 1 June 2022. The contract is open ended. Kate’s appointment with the consolidated entity may be terminated with the consolidated entity giving 60 days’ notice or by Kate giving 60 days’ notice.

Key management personnel have no entitlement to termination payments in the event of removal for misconduct.

Share-based compensation
Issue of options
The options issued on 16 November 2021 were to James Garner (1,000,000 options with an exercise price set at the volume weighted average (VWAP) of shares during the 5 trading days immediately prior to the issue date with a value of $850,000 and 1,500,000 options set at the volume weighted average (VWAP) of shares during the 5 trading days immediately prior to the issue date with a value of $1,125,000), and John Friend (800,000 options with an exercise price set at the volume weighted average (VWAP) of shares during the 5 trading days immediately prior to the issue date with a value of $776,000).
The options issued on 1 February 2022 were to Kate Hill (100,000 options with an exercise price set at the volume weighted average (VWAP) of shares during the 5 trading days immediately prior to the issue date with a value of $59,000), Gabrielle Heaton (100,000 options with an exercise price set at the volume weighted average (VWAP) of shares during the 5 trading days immediately prior to the issue date with a value of $59,000) and Karen Krumeich (800,000 options with an exercise price set at the volume weighted average (VWAP) of shares during the 5 trading days immediately prior to the issue date with a value of $472,000). Service conditions are that any unvested options are forfeit on cessation of employment. There are no performance conditions, consistent with the Company’s Employee Share Option Plan rules, as reapproved by shareholders on 6 November 2020.
Options issued during the financial year

Grant date	Vesting date and exercisable date	Expiry date	Exercise price	Fair value per option at grant date
16 November 2021	16 November 2021	16 November 2025	$1.6900	$0.850
16 November 2021	16 November 2022	16 November 2025	$1.6900	$0.850
16 November 2021	16 November 2023	16 November 2025	$1.6900	$0.850
16 November 2021	16 November 2024	16 November 2025	$1.6900	$0.850
16 November 2021	16 November 2022	16 November 2025	$2.2400	$0.750
16 November 2021	16 November 2023	16 November 2025	$2.2400	$0.750
16 November 2021	16 November 2024	16 November 2025	$2.2400	$0.750
16 November 2021	16 November 2022	16 November 2026	$1.5600	$0.970
16 November 2021	16 November 2023	16 November 2026	$1.5600	$0.970
16 November 2021	16 November 2024	16 November 2026	$1.5600	$0.970
16 November 2021	16 November 2025	16 November 2026	$1.5600	$0.970
1 February 2022	1 February 2023	1 February 2027	$0.9400	$0.590
1 February 2022	1 February 2024	1 February 2027	$0.9400	$0.590
1 February 2022	1 February 2025	1 February 2027	$0.9400	$0.590
1 February 2022	1 February 2026	1 February 2027	$0.9400	$0.590
Options granted carry no dividend or voting rights. Each option is convertible to one ordinary share upon exercise. During the year, 25,000 options were exercised by Kate Hill.
Pension benefits
The Company paid A$115,950 during fiscal year 2022 for employee superannuation benefits and pension benefits related to KMPs.
C. Board Practices
The role of the Board is as follows:

•
representing and serving the interests of shareholders by overseeing and appraising the strategies, policies and performance of the Company. This includes overviewing the financial and human resources the Company has in place to meet its objectives and the review of management performance;

•
protecting and optimizing Company performance and building sustainable value for shareholders in accordance with any duties and obligations imposed on the Board by law and the Company’s Constitution and within a framework of prudent and effective controls that enable risk to be assessed and managed;

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
There are procedures in place, agreed by the Board, to enable directors in furtherance of their duties to seek independent professional advice at the Company’s expense. The appointment and expiration dates of each director in office at the date of this report is as follows:

Name	Position	Year First Appointed	Current term expires

Bryce Carmine	Non-executive Director	2015	Nov-23

Iain Ross	Non-executive Director, Chairman	2014	Nov-24

Steven Coffey	Non-executive Director	2012	Nov-22

James Garner	Managing Director, CEO	2016	N/A*

*	The managing director is exempt from standing for re-election under the Company’s constitution and Australian corporate law.
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
Board of Directors
The Board of Kazia Limited is elected by and accountable to shareholders. The Board monitors and directs the business and is responsible for the corporate governance of the Company. As at 30 June 2022, the Board comprised of four directors, three of whom were non-executive
directors.
We do have a ‘diverse’ board of directors as defined in Nasdaq Rule 5605(f). Kazia is a small company with four Directors. As noted in the Board Diversity Matrix Part II Demographic Background section, it is the opinion of the company that we do meet the requirements of a diverse Board.
Board Diversity as at 17 October 2022

	Female	Male	Non-Binary	Did Not Disclose Gender
Country of Principal Executive Offices: Australia
Foreign Private Issuer: Yes
Disclosure Prohibited Under Home Country Law: No
Total Number of Directors: 4
Part I: Gender Identity
Directors		4
Part II Demographic Background
African American or Black
Alaskan Native or Native American
Asian
Hispanic or Latinx
Native Hawaiian or Pacific Islander
White		4
Two or More Races or Ethnicities
LGBTQ+		1
Did Not Disclosure Demographic Background
Committees
The Board has established an Audit, Risk and Governance Committee and a Remuneration and Nomination Committee.
Audit, Risk and Governance Committee
The Board has established an Audit, Risk and Governance Committee which operates under a Charter approved by the Board, which is available on the Company’s website. It is the Board’s responsibility to ensure that an effective internal control framework exists within the entity. This includes internal controls to deal with both the effectiveness and efficiency of significant business processes, the safeguarding of assets, the maintenance of proper accounting records, and the reliability of financial information as well as non- financial considerations such as the benchmarking of operational key performance indicators. The Board has delegated responsibility for establishing and maintaining a framework of internal control and ethical standards to the Audit, Risk and Governance Committee.

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
The expected outcomes of the remuneration structure are:

•	retention and motivation of key executives;

•	attraction of high-quality management to the Company; and

•	performance incentives that allow executives to share in the success of Kazia Therapeutics Limited.
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

D. Employees
As of the end of each of the last three fiscal years, the Company employed the following number of people - FTEs:

Category of Activity	2022	2021	2020
Research and Development	6.8	4.6	3.6
Finance and Administration	2.2	1.7	1.7

Total	9.0	6.3	5.3

Geographic Location	2022	2021	2020
Australia	5.0	5.3	5.3
United States	4	1	0

Total	9.0	6.3	5.3

E. Share Ownership
Directors’ and KMP interests in the shares and options of the Company for fiscal year 2022:
Shareholding
The number of shares in the company held during the financial year by each director and other members of Key Management Personnel of the consolidated entity, including their personally related parties, is set out below:

	Balance at the start of the year	Purchased on market	Disposed* (For KMP reporting purposes only)	Exercise of options	Balance at the end of the year
Ordinary shares
B Carmine	372,693	47,169	—	—	419,862
S Coffey	434,265	50,000	—	—	484,265
I Ross	1,000,001	75,000	—	—	1,075,001
J Garner	430,000	70,000	—	—	500,000
K Hill	295,000	—	—	25,000	320,000
G Heaton*	113,168	—	(113,168)	—	—

	2,645,127	242,169	(113,168)	25,000	2,799,128

Each Director and Key Management Personnel owns less than 1% of shareholding.
*	G Heaton still holds 113,168 shares. Disposal is for the purposes of KMP reporting only.

Option holding
The number of options over ordinary shares in the company held during the financial year by each Director and other members of Key Management Personnel of Kazia, including their personally related parties, is set out below:

	Balance at the start of the year	Granted as remuneration	Disposed	Exercised	Balance at the end of the year
Options over ordinary shares
J Garner *	2,000,000	2,500,000	—	—	4,500,000
K Hill *	125,000	100,000	—	(25,000)	200,000
G Heaton **	195,500	100,000	(295,500)	—	—
Iain Ross *	400,000	—	—	—	400,000
Bryce Carmine *	400,000	—	—	—	400,000
Steven Coffey *	400,000	—	—	—	400,000
John Friend *	—	800,000	—	—	800,000
Karen Krumeich *	—	800,000	—	—	800,000

	3,520,500	4,300,000	(295,500)	(25,000)	7,500,000

*	Options issued under the Employee Share Option Plan. Unvested options are forfeited upon cessation of employment with the Company.
**	Options held on ceasing to be KMP are treated as a disposal in the table above.
Share-based compensation
There were no shares issued to Directors or other KMP as part of compensation during fiscal year 2022.

Item 7.	Major Shareholders and Related Party Transactions
A. Major shareholders
The following table present certain information regarding the beneficial ownership of our ordinary shares based on 151,112,796 ordinary shares outstanding at 7 October, 2022, by each person known by us to be the beneficial owner of more than 5% of our ordinary shares, as well as their holdings on 30 September 2021 and 14 October 2020.

	Ordinary shares beneficially owned
5% or greater shareholders	7 October 2022		30 September, 2021		14 August, 2020
	Number	%	Number	%	Number	%
Hyecorp	19,220,000	12.7%	18,715,000	14.44%	18,570,000	16.1%
Platinum International Healthcare Fund			7,084,856	5.47%	11,356,760	9.9%
Quest Asset Partners Pty Ltd			11,101,710	8.4%	7,215,790	6.3%
At 7 October 2022, there were 6,058,485 of the Company’s ADSs outstanding, representing 60,584,850 ordinary shares (or 40.0% of the then outstanding ordinary shares). At 7 October 2022, there were 34 registered holders of the Company’s ADSs. On that same date, 1,742,131 ordinary shares were held directly by U.S. holders. As of 7 October 2022 the total holdings for Platinum International Healthcare and Quest Asset Partners Pty Ltd did not meet the 5% beneficial ownership required for reporting. The holdings included in the above table are as notified to the ASX by that holder.
There have been no other significant shareholders in the last three fiscal years. All shareholders have the same voting rights.
B. Related party transactions
During fiscal year 2022, and up to the date of this report, we did not enter into any transactions or loans with any: (i) enterprises that directly or indirectly, through one or more intermediaries, control, are controlled by or are under common control with us; (ii) associates; (iii) individuals owning, directly or indirectly, an interest in our voting power that gives them significant influence over us, and close members of any such individual’s family; (iv) executive officers and close members of such individuals’ families; or (v) enterprises in which a substantial interest in our voting power is owned, directly or indirectly, by any person described in (iii) or (iv) or over which such person is able to exercise significant influence.
Transactions between related parties, when they occur, are on normal commercial terms and the conditions no more favorable than those available to other non-related
parties.
C. Interests of Experts and Counsel
Not applicable.

Item 8.	Financial Information
A. Consolidated Statements and Other Financial Information
Consolidated financial statements are included in Item 18. “Financial Statements” commencing on page
F-1.
Legal proceedings
In prior periods, Kazia was prosecuting its Intellectual Property (‘IP’) rights against an Austrian company, APOtrend, and had provided a guarantee to the value of €250,000 with the court to provide security for potential damage claims raised by APOtrend. During fiscal 2021 the proceedings were settled and the deposit was released in full back to Kazia.
Dividends
There were no dividends paid, recommended or declared during fiscal years 2022, 2021 or 2020.
B. Significant Changes
No significant change has occurred since the date of the annual financial statements included in this Annual Report on Form
20-F.

Item 9.	The Offer and Listing
A. Offer and listing details
See Item 9C for more information.
B. Plan of Distribution
Not applicable.
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
D. Selling Shareholders
Not applicable.
E. Dilution
Not applicable.
F. Expenses of the issue
Not applicable.

Item 10.	Additional Information
A. Share Capital
Not applicable.
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
Fees payable to our
non-executive
directors must be by way of a fixed sum and not by way of a commission on or a percentage of profits. Remuneration paid to our executive directors must also not include a commission or percentage of operating revenue.
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

However, in general terms, no such review or approval under the Foreign Takeovers Act is required if the foreign acquirer is a U.S. entity or an entity from certain other countries and the value of the target is less than A$1,250 million, unless the company operates in certain sensitive industries. Exemptions do not apply to investments by foreign governments and their associated entities.
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

•	granted or grants an option to, or has been or is granted an option by, another person with respect to the securities; and

•	the other person would have a relevant interest in the securities if the agreement were performed, the right enforced or the option exercised.
then the other person is taken to already have a relevant interest in the securities.
There are a number of exceptions to the Takeovers Prohibition on acquiring a relevant interest in issued voting shares above 20%. In general terms, some of the more significant exceptions include:

•	when the acquisition results from the acceptance of an offer under a formal takeover bid;

•
when the acquisition is conducted on market by or on behalf of the bidder during the bid period for a full takeover bid that is unconditional or only conditional on certain ‘prescribed’ matters set out in the Corporations Act;

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

C. Material contracts
License Agreement with Genentech Inc.
In October 2016, the Company entered into a worldwide licensing agreement with Genentech, a member of the Roche Group, to develop and commercialize
GDC-0084,
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
Convertible Note Deed Poll and Amendment
On 4 December 2014, we and Triaxial signed a Convertible Note Deed Poll (‘Deed’) which superseded a Loan Agreement. The Deed extinguishes the liability created by the Loan Agreement, which previously allowed for a cash settlement and now allows Triaxial to convert their debt into ordinary shares, provided that the Company achieves defined milestones established in the schedule of the Deed. Accordingly, the convertible note has been reclassified as an equity instrument rather than debt instrument.
During the fiscal 2017, the Company reached two milestones triggering the conversion of a portion of its convertible note as follows;

•
On 11 August 2016, the Company announced the submission of an IND application. On 10 September 2016, the Company received a letter from the FDA advising the study may proceed. This triggered the conversion of Convertible Notes with a face value of A$500,000 into 20,000,000 ordinary shares.

•	On 31 October 2016, the Company announced it had licensed a phase II ready molecule. This triggered the conversion of Convertible Notes with a face value of A$400,000 into 16,000,000 ordinary shares.
During fiscal 2018, A$136,000 of the Convertible Notes was extinguished. The remaining Convertible Notes with a face value of A$464,000 at year end may be converted into 1,856,000 ordinary shares of the Company (post share consolidation).
On 21 April 2022 the completion of the phase II study of paxalisib in glioblastoma (NCT03522298) was announced and on 5 May 2022 the remaining portion of the convertible note was extinguished and converted to 1,855,357 ordinary shares.
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

License Agreement with Vivesto AB ( formerly Oasmia Pharmaceutical AB)
In March 2021, the Company entered into an exclusive worldwide license agreement with Vivesto AB, (formerly Oasmia Pharmaceutical AB), an innovation-focused specialty pharmaceutical company, for Cantrixil
(TRX-E-002-1),
a clinical-stage,
first-in-class
drug candidate under development for the treatment of ovarian cancer. Under the terms of the agreement, Vivesto assumed worldwide exclusive rights to develop and commercialize Cantrixil for all indications, with an initial focus on ovarian cancer. During fiscal 2021, Vivesto made an up-front
payment of US$4 million, with contingent milestones of up to US$42 million and double-digit royalties on commercial sales.
License Agreement with Simcere Pharmaceutical Group Ltd
In March 2021, the Company entered into a licensing agreement with Simcere Pharmaceutical Group Ltd (“Simcere”) to develop and commercialize the Company’s investigational new drug, paxalisib, in Greater China. Under the terms of the agreement, Simcere assumed responsibility for the development, registration and commercialization of paxalisib in Greater China (a territory which includes Mainland China, Hong Kong, Macau and Taiwan). The Company received an upfront payment of US$11 million comprising US$7 million in cash and a US$4 million equity investment, priced at a 20% premium to recent trading. The Company will also receive contingent milestone payments of up to US$281 million for glioblastoma, with further milestones payable for indications beyond glioblastoma. Simcere will additionally pay mid-teen
percentage royalties on commercial sales.
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
Under Australian law, foreign persons may require the approval from the Australian Treasurer to acquire more than a limited percentage of the interests in an Australian company. These limitations are set forth in the A ustralian Foreign Acquisitions and Takeovers Act 1975
(Cth) (the “Foreign Takeovers Act”).
Under the Foreign Takeovers Act, in general terms, the approval of the Australian Treasurer is required for any foreign person (either alone or together with any one or more of its associates) to acquire an interest of 20% or more of the voting power (including potential voting power) or issued shares (including rights to issued shares) (“Substantial Interest”) in an Australian entity, whose total issued securities value or total asset value (whichever is higher) exceed A$289 million. If the person is a U.S. investor, the A$289 million threshold applies only for investments in prescribed sensitive sectors, otherwise a threshold of A$1,250 million rather than A$289 million applies. Certain types of investments, such as all direct investment by foreign governments and their related entities regardless of the value of the investment, including proposals to establish new businesses, must be notified to the Australian Treasurer. Where an acquisition is made in breach of these requirements, the Australian Treasurer may make a range of orders including an order requiring the acquirer to dispose of its Substantial Interest within a specified period of time.
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
If a foreign person holds more than 20% of the interests of Kazia or if the level of aggregate foreign ownership of Kazia exceeds 40% at any time, Kazia would be considered a foreign person under the Foreign Takeovers Act. In such event, Kazia would be required to obtain the approval of the Australian Treasurer for Kazia, together with its associates, to acquire: (i) more than 20% of an Australian company or business with a total issued securities value or total asset value (whichever is higher) totaling over A$289 million; or (ii) any direct or indirect ownership interest in Australian land. However, as mentioned above, in general terms, proposals by U.S. investors for investment in non-sensitive
sectors do not require notification to the Australian Treasurer or the Australian Treasurer’s approval unless the value of the target Australian company or business exceeds A$1,250 million.
The percentage of foreign ownership of Kazia would also be included in determining the foreign ownership of any Australian company or business in which it may choose to invest. Kazia has no current plans for any such acquisitions. The Company’s Constitution does not impose specific limitations on a non-resident’s
right to hold or vote the Company’s securities.
E. Taxation
U.S. Taxation
This section describes certain material U.S. federal income tax consequences to a U.S. holder (as defined below) of owning ordinary shares or ADSs. It applies only to ordinary shares or ADSs that are held as capital assets for tax purposes. This section does not apply to a holder of ordinary shares or ADSs that is a member of a class of holders subject to special rules, including a financial institution, a dealer or trader in securities, a regulated investment company, a real estate investment trust, a grantor trust, a U.S. expatriate, a tax-exempt
organization, an insurance company, a person liable for alternative minimum tax, a person who actually or constructively owns 10% or more of the stock of the Company, a person that holds ordinary shares or ADSs as part of a straddle or a hedging or conversion transaction, a person that purchases or sells ordinary shares or ADSs as part of a wash sale for tax purposes, or a person whose functional currency is not the U.S. dollar. Further, this description does not address state, local,
non-U.S,
or other tax laws, nor does it address the 3.8% U.S. federal Medicare tax on net investment income, the alternative minimum tax or the U.S. federal gift and estate tax consequences of owning and disposing of ordinary shares or ADSs.
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
The discussion is based on the Code, administrative pronouncements, judicial decisions, and final, temporary and proposed Treasury Regulations, all as of the date hereof, changes to any of which may affect the tax consequences described herein — possibly with retroactive effect. There can be no assurances that the Internal Revenue Service (the “IRS”) will not take a contrary or different position concerning the tax consequences of the ownership and disposition of our ordinary shares or ADSs or that such a position would not be sustained by a court. We have not obtained, nor do we intend to obtain, a ruling with respect to the U.S. federal income tax considerations relating to the purchase, ownership or disposition of our ordinary shares or ADSs. Holders should consult their tax advisers concerning the U.S. federal, state, local and
non-U.S.
tax consequences of owning and disposing of our ordinary shares or ADSs in their particular circumstances.
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

Passive income does not include rents and royalties derived from the active conduct of a trade or business. If the stock of a
non-U.S.
corporation is publicly traded for the taxable year, the asset test is applied using the fair market value of the assets for purposes of measuring such corporation’s assets. If we own at least 25% (by value) of the stock of another corporation, we will be treated, for purposes of the PFIC tests, as owning our proportionate share of the other corporation’s assets and receiving our proportionate share of the other corporation’s income for purposes of the PFIC income and asset tests. If the stock of a
non-U.S.
corporation is publicly-traded for the taxable year, the asset test is applied using the fair market value of the assets for purposes of measuring such corporation’s assets. If we were a PFIC in any year during a U.S. holder’s holding period for our ordinary shares or ADSs, we would ordinarily continue to be treated as a PFIC for each subsequent year during which the U.S. holder owned the ordinary shares or ADSs, regardless of whether we continue to meet the tests described above unless (a) we ceased to be a PFIC and (b) the U.S. holder has made a deemed sale election under the PFIC rules which may result in recognition of gain (but not loss), taxable under the PFIC rules described below, without the receipt of any corresponding cash. Based on the composition of our assets and income, we believe that we may be treated as a PFIC for U.S. federal income tax purposes with respect to our 2021 taxable year. However, the determination of PFIC status is a factual determination that must be made annually at the close of each taxable year and therefore, there can be no certainty as to our status in this regard until the close of the current or any future taxable year. Changes in the nature of our income or assets or a decrease in the trading price of our ordinary shares or ADSs may cause us to be considered a PFIC in the current or any subsequent year.
If we are a PFIC, and you are a U.S. holder, then unless you make one of the elections described below, a special tax regime will apply to both (a) any “excess distribution” by us to you (generally, your ratable portion of distributions in any year which are greater than 125% of the average annual distribution received by you in the shorter of the three preceding years or your holding period for our ordinary shares) and (b) any gain realized on the sale or other disposition of the ordinary shares. Under this regime, any excess distribution and realized gain will be treated as ordinary income and will be subject to tax as if (a) the excess distribution or gain had been realized ratably over your holding period, (b) the amount deemed realized in each year had been subject to tax in each year of that holding period at the highest marginal rate for such year (other than income allocated to the current period or any taxable period before we became a PFIC, which would be subject to tax at the U.S. holder’s regular ordinary income rate for the current year and would not be subject to the interest charge discussed below), and (c) the interest charge generally applicable to underpayments of tax had been imposed on the taxes deemed to have been payable in those years. In addition, dividend distributions made to you will not qualify for the lower rates of taxation applicable to long-term capital gains discussed above under “Distributions.”
Certain elections may potentially be used to reduce the adverse impact of the PFIC rules on U.S. Holders (“qualifying electing fund”, or QEF) , and
“mark-to-market”
elections), but these elections may accelerate the recognition of taxable income and may result in the recognition of ordinary income.
The rules described above for excess distributions would not apply to a U.S. holder if the U.S. holder makes a timely QEF election for the first taxable year of the U.S. holding period for ordinary shares and we comply with specified reporting requirements. A timely QEF election for a taxable year generally must be made on or before the due date (as may be extended) for filing the taxpayer’s U.S. federal income tax return for the year. A U.S. holder who makes a QEF election generally must report on a current year basis a pro rata share of our ordinary earnings and net capital gain for any taxable year in which we are a PFIC, whether or not those earnings or gains are distributed. A U.S. holder who makes a QEF election must file a Form 8621 with its annual income tax return. If we determine we are a PFIC for any taxable year, we intend to make available an information statement that will contain the necessary information required for a U.S. holder to make a QEF election with respect to our ordinary shares. We may choose to provide such information on our website.
If a U.S. holder does not make a QEF election for the first taxable year of the U.S. holder’s holding period for ordinary shares during which we are a PFIC, the QEF election will not be treated as timely and the adverse tax regime described above would apply to dispositions of or excess distributions on the ordinary shares. In such case, a U.S. holder may make a deemed sale election whereby the U.S. holder would be treated as if the U.S. holder had sold the ordinary shares in a fully taxable sale at fair market value on the first day of such taxable year in which the QEF election takes effect. Such U.S. holder would be required to recognize any gain on the deemed sale as an excess distribution and pay any tax and interest due on the excess distribution when making the deemed sale election. The effect of such further election would be to restart the U.S. holder’s holding period in the ordinary shares, subject to the QEF regime, and to purge the PFIC status of such ordinary shares going forward.

If a U.S. holder makes the
mark-to-market
election with respect to ordinary shares, the U.S. holder generally will recognize as ordinary income any excess of the fair market value of the ordinary shares at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the ordinary shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market
election). If a U.S. holder makes the election, the U.S. holder’s tax basis in the ordinary shares will be adjusted to reflect these income or loss amounts. Any gain recognized on the sale or other disposition of ordinary shares in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market
election). The
mark-to-market
election is available only if we are a PFIC and our ordinary shares are “regularly traded” on a “qualified exchange”. Our ordinary shares will be treated as “regularly traded” in any calendar year in which more than a de minimis quantity of the ordinary shares are traded on a qualified exchange on at least 15 days during each calendar quarter (subject to the rule that trades that have as one of their principle purposes the meeting of the trading requirement as disregarded). The NASDAQ is a qualified exchange for this purpose and consequently, if the ordinary shares are regularly traded, the mark-to-market
election should be available to a U.S. holder.
U.S. holders should consult their tax advisors to determine whether any of these elections would be available and if so, what the consequences of the alternative treatments would be in their particular circumstances.
If we are a PFIC, the general tax treatment for U.S. holders described in this section would apply to indirect distributions and gains deemed to be realized by U.S. holders in respect of any of our subsidiaries that also may be determined to be PFICs.
If a U.S. holder owns ordinary shares during any year in which we are a PFIC and the U.S. holder recognizes gain on a disposition of our ordinary shares or receives distributions with respect to our ordinary shares, the U.S. Holder generally will be required to file an IRS Form 8621 (Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund) with respect to the company, generally with the U.S. holder’s federal income tax return for that year. If our company were a PFIC for a given taxable year, then you should consult your tax advisor concerning your annual filing requirements.
The U.S. federal income tax rules relating to PFICs are complex. Prospective U.S. investors are urged to consult their tax advisers with respect to the ownership and disposition of our ordinary shares or ADSs, the consequences to them of an investment in a PFIC, any elections available with respect to our ordinary shares and the IRS information reporting obligations with respect to the ownership and disposition of our ordinary shares or ADSs.
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
It is based upon existing Australian tax law as of the date of this registration statement, which is subject to change, possibly retrospectively. This discussion does not address all aspects of Australian tax law which may be important to particular investors in light of their individual investment circumstances, such as shares held by investors subject to special tax rules (for example, financial institutions, insurance companies, superannuation funds, trusts or tax-exempt
organizations). In addition, this summary does not discuss any foreign or state tax considerations, other than stamp duty.
Prospective investors are urged to consult their tax advisors regarding the Australian and foreign income and other tax considerations of the acquisition, ownership and disposition of the shares. Unless otherwise mentioned, this summary is based upon the premise that the holder is not an Australian tax resident holds their shares on capital account for Australian tax purposes, and is not carrying on business in Australia through a permanent establishment (referred to as a
“Non-Australian
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
Taxation of Dividends
Australia operates a dividend imputation system under which dividends may be declared to be “franked” to the extent of tax paid on company profits. Fully franked dividends are not subject to dividend withholding tax. Dividends payable to
Non-Australian
Shareholders will be subject to dividend withholding tax, to the extent the dividends are not declared to be conduit foreign income, or CFI, and are unfranked. Dividend withholding tax will be imposed at 30%, unless a shareholder is a resident of a country with which Australia has a double taxation agreement and qualifies for the benefits of the treaty. In accordance with the provisions of the Double Taxation Convention between Australia and the United States, the maximum rate of Australian withholding tax on any unfranked portion of a dividend to which a tax resident of the United States is beneficially entitled may be reduced to 15%, with a potential further reduction to 5% where the U.S. resident beneficially entitled to the dividends is a company which holds directly 10% or more of the voting power in our company. To rely on the Double Taxation Convention a U.S. tax resident must also be a “qualified person” within the meaning of the Double Taxation Convention. Shareholders seeking to rely on the Double Taxation Convention should obtain specialist taxation advice.
Tax on Sales or other Dispositions of Shares—Capital Gains Tax
Non-Australian Shareholders may disregard the whole of the capital gain or capital loss made on a sale or other disposal of ordinary shares, unless they, together with any associates (as defined in Australian tax law), hold 10% or more of our issued capital at the time of disposal or throughout a 12 months period during the 24 months prior to disposal.
Non-Australian Shareholders who own a 10% or more interest in the company, either alone or together with their associates, should be subject to Australian capital gains tax if more than 50% of the company’s assets held directly or indirectly, determined by reference to market value of the assets at the time of sale, consists of Australian real property (which includes land and leasehold interests) or Australian mining, quarrying or prospecting rights. The Double Taxation Convention between the United States and Australia is unlikely to limit the amount of this taxable gain. Australian capital gains tax applies to net capital gains of foreign shareholders at the Australian tax rates for non-Australian
residents, which start at a marginal rate of 32.5% for individuals (or a flat rate of
26%-30%
(2021) &
25%-30%
(2022) for companies, depending on the size of the company). Net capital gains of foreign shareholders are included in the taxpayer’s assessable income and subject to income tax at the taxpayer’s marginal tax rate. The marginal tax rates for non-Australian residents, start at 32.5% for individuals. The company tax rate is 30% which may be reduced to 25% for the year ended 30 June 2022 onwards for certain small businesses. Net capital gains are calculated by reducing the taxpayer’s capital gains for the income year by its capital losses, which may only be offset against capital gains. Net capital losses may be carried forward to offset against capital gains derived in future income years. Specific loss recoupment rules apply to companies and trusts. These rules may, among other things, limit the ability to offset or obtain capital losses in a current or future income year. Shareholders should obtain specialist tax advice as to how these rules apply.
The 50% capital gains tax discount is not available to
Non-Australian
Shareholders. Companies are not entitled to a capital gains tax discount.

Broadly, where there is a disposal of certain taxable Australian property, the purchaser will be required to withhold and remit to the Australian Taxation Office (“ATO”) 12.5% of the proceeds from the sale. A transaction is excluded from the withholding requirements in certain circumstances, including where the market value of the taxable Australian property is less than A$750,000, the transaction is an on-market transaction conducted on an approved stock exchange, the transaction is in a category of certain securities lending arrangements, or the transaction is conducted using an eligible broker operated crossing system. There is also an exception to the requirement to withhold where the entity selling the shares provides the purchaser a declaration covering a certain period specifying either that they are an Australian tax resident or that the shares are not taxable Australian property (specifically, not ‘indirect Australian real property interests’). The
Non-Australian
Shareholder may be entitled to receive a tax credit for the tax withheld by the purchaser which they may claim in their Australian income tax return.
Tax on Sales or other Dispositions of Shares—Shareholders Holding Shares on Revenue Account
Some Non-Australian Shareholders may hold ordinary shares on revenue rather than on capital account for example, share traders, or those who hold their shares with a view to deriving a short term profit by selling their shares. These shareholders may have the gains made on the sale or other disposal of the ordinary shares and/or warrants included in their assessable income under the ordinary income provisions of the income tax law, if the income is derived directly or indirectly from Australian sources (which is a question of facts and circumstances generally requiring specialist tax advice).
Non-Australian Shareholders assessable under these ordinary income provisions should be subject to income tax in Australia starting at a marginal rate of 32.5% for individuals. The company tax rate is 30% which may be reduced to 25% for the year ended 30 June 2022 onwards for certain small businesses. Some relief from Australian income tax may be available to Non-Australian Shareholders under the Double Taxation Convention between the United States and Australia.
To the extent an amount would be included in a Non-Australian Shareholder’s assessable income under both the capital gains tax provisions and the ordinary income provisions, the capital gain amount may be reduced, so that the shareholder may not be subject to double tax on any part of the income gain or capital gain.
Non-Australian Shareholders holding shares on revenue account should obtain advice on the application of the Australian income tax law and the Double Taxation Convention in determining the tax consequences of the disposal of their shares.
The comments above in “Tax on Sales or Other Dispositions of Shares—Capital Gains Tax” regarding a purchaser being required to withhold 12.5% tax on the acquisition of certain taxable Australian property equally applies where the disposal of the Australian real property asset by a foreign resident is likely to generate gains on revenue account, rather than a capital gain.
Dual Residency
If a shareholder is a resident of both Australia and the United States under those countries’ domestic taxation laws, that shareholder may be subject to tax as an Australian resident. If, however, the shareholder is determined to be a U.S. resident for the purposes of the Double Taxation Convention between the United States and Australia, the Australian tax may be subject to limitation by the Double Taxation Convention (albeit the tie-breaker
rules only apply for individuals). Shareholders should obtain specialist taxation advice in these circumstances.
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
Not applicable.
G. Statement by experts
Not applicable.

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
Not applicable.

Item 11.	Quantitative and Qualitative Disclosures about Market Risk
Interest rate risk
The Company’s exposure to market interest rates relate primarily to the investments of cash balances. The Company has cash reserves held in both Australian dollars and U.S. dollars, and places funds on deposit with financial institutions for periods generally not exceeding three months.
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
For additional disclosure regarding interest rate risk see Item 18. “Financial Statements – Note 22 – Financial Instruments”.
Foreign currency risk
The Company operates internationally and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the U.S. dollar. Foreign exchange risk arises from future transactions and recognized assets and liabilities denominated in a currency that is not the entity’s functional currency and net investments in foreign operations.
As of 30 June 2022, the Company did not hold derivative financial instruments in managing its foreign currency, however, the Company may from time to time enter into hedging arrangements where circumstances are deemed appropriate. The Company used natural hedging to reduce the foreign currency risk, which involved processing USD payments from cash held in USD. Foreign subsidiaries with a functional currency of Australian Dollar (“AUD”) have exposure to the local currency of these subsidiaries and any other currency these subsidiaries trade in.
For additional disclosure regarding market risk see Item 18. “Financial Statements – Note 22 – Financial Instruments”.

Item 12.	Description of Securities Other than Equity Securities
A. Debt Securities
Not applicable.
B. Warrants and Rights
Not applicable.
C. Other Securities
Not applicable.
D. American Depositary Shares
The depositary for the Company’s American Depositary Shares (“ADS”) is the Bank of New York Mellon, located at 240 Greenwich Street, New York, NY 10286. The depositary collects its fees for delivery and surrender of American Depositary Shares (“ADSs”) directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deductions from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide fee-attracting
services until its fees for those services are paid. The depositary may collect any of its fees by deduction from any cash distribution payable to you that are obligated to pay those fees.
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
(a) Disclosure controls and procedures
At the end of the period covered by this Annual Report, the Company’s management, with the participation of the Chief Executive Officer, the Director of Finance and Administration, and the Chief Financial Officer evaluated the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules
13a-15(e)
and
15d-15(e)
under the Exchange Act). Based on that evaluation, the Company’s Chief Executive Officer, the Director of Finance and Administration, and the Chief Financial Officer have concluded that the Company’s disclosure controls and procedures are effective as at 30 June 2022.
(b) Management’s annual report on internal controls over financial reporting
The management of Kazia Therapeutics Limited is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules
13a-15(f)
under the Exchange Act. Under the supervision and with the participation of our management, including our Chief Executive Officer, Director of Finance and Administration, and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of 30 June 2022, based on the criteria set forth in
Internal Control—Integrated Framework
issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO 2013). Based on our evaluation under the criteria set forth in
Internal Control — Integrated Framework
, our management concluded that our internal control over financial reporting was effective as at June 2022.
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
Management assessed the effectiveness of the Company’s internal control over financial reporting as at 30 June 2022. Based on this assessment, management concluded that the Company’s internal control over financial reporting is effective as at 30 June 2022.
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
Grant Thornton Audit Pty Ltd (“GT”) has audited the Company’s annual financial statements acting as the independent registered public accounting firm for the fiscal years ended 30 June 2022 and 2021.
The table below set forth the total fees for services performed by GT in fiscal years 2022 and 2021, and summarizes these amounts by the category of service.

	2022 A$’000	2021 A$’000
Audit fees - Grant Thornton Audit Pty Ltd	181	151

Audit fees
The audit fees include the aggregate fees incurred in fiscal years 2022 and 2021 for professional services rendered in connection with the audit of the Company’s annual financial statements and for related services that are reasonably related to the performance of the audit or services that are normally provided by the auditor in connection with regulatory filings of engagements for those financial years (including review of the Company’s Annual Report on Form
20-F,
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

Item 16H.	Mine Safety Disclosure
This item is not applicable.

PART III

Item 17.	Financial Statements
Refer to “Item 18 – Financial Statements” below.

Item 18.	Financial Statements
The financial statements filed as part of this Annual Report commencing on page
F-1.

Item 19.	Exhibits
(a) Exhibits

1.1	Constitution of Kazia Therapeutics Limited, as amended and restated on November 16, 2016 (incorporated by reference to Exhibit 1.1 to the Company’s Annual Report on Form 20-F filed with the SEC on October 25, 2017 (File No. 0-29962)).

2.1	Deposit Agreement, dated as of June 6, 2016 among Novogen Limited, The Bank of New York, as Depositary, and owners and holders from time to time of ADSs issued thereunder (incorporated by reference to Exhibit 2.1 to the Company’s Annual Report on Form 20-F filed with the SEC on October 27, 2016 (File No. 0-29962)).

4.1	Lease Agreement, dated November 1, 2015 between Coal Services Pty Limited and Novogen (incorporated by reference to Exhibit 4.1 to the Company’s Annual Report on Form 20-F filed with the SEC on October 27, 2016 (File No. 0-29962)).

4.2	Employment Agreement for Chief Executive Officer of Novogen Limited, dated December 10, 2015 (incorporated by reference to Exhibit 4.2 to the Company’s Annual Report on Form 20-F filed with the SEC on October 27, 2016 (File No. 0-29962)).

4.3	Employment Agreement for Director of Finance and Administration of Novogen Limited, dated as of July 3, 2017 (incorporated by reference to Exhibit 4.20 to the Company’s Annual Report on Form 20-F filed with the SEC on October 25, 2017 (File No. 0-29962)).

4.4	Convertible Note Deed Poll with Triaxial Pty Ltd Noteholders dated December 6, 2012 (incorporated by reference to Exhibit 4.6 to the Company’s Annual Report on Form 20-F filed with the SEC on October 27, 2016 (File No. 0-29962)).

4.5	Amendment to Convertible Note Deed Poll with Triaxial Pty Ltd Noteholders dated December 4, 2014 (incorporated by reference to Exhibit 4.7 to the Company’s Annual Report on Form 20-F filed with the SEC on October 27, 2016 (File No. 0-29962)).

4.6	Kazia Therapeutics Officers’ and Employees’ Share Option Plan (incorporated by reference to Exhibit 4.10 to the Company’s Annual Report on Form 20-F filed with the SEC on October 27, 2016 (File No.0-29962)).

4.7	Share Sale Agreement dated October 31, 2016 between Kilinwata Investments Pty. Ltd., Mi Ok Chong, Paul Hopper and Novogen Limited (Incorporated by reference to Exhibit 4.11 to the Company’s Annual Report on Form 20-F filed with the SEC on October 25, 2017 (File No. 0-29962)).

4.8	Exclusive License Agreement dated October 25, 2016 between Genentech, Inc. and Novogen Limited (incorporated by reference to Exhibit 4.12 to the Company’s Annual Report on Form 20-F filed with the SEC on October 25, 2017 (File No. 0-29962)).

4.9	Sabio Solutions Pty Limited Letter of Appointment – Company Secretary, dated as of September 1, 2016 (incorporated by reference to Exhibit 4.17 to the Company’s Annual Report on Form 20-F filed with the SEC on October 25, 2017 (File No. 0-29962)).

4.10	Sabio Solutions Pty Limited Contract Extension Letter, dated as of March 1, 2017 (incorporated by reference to Exhibit 4.18 to the Company’s Annual Report on Form 20-F filed with the SEC on October 25, 2017 (File No. 0-29962)).

4.11	Sabio Solutions Pty Limited Contract Extension Letter, dated as of August 23, 2017 (incorporated by reference to Exhibit 4.19 to the Company’s Annual Report on Form 20-F filed with the SEC on October 25, 2017 (File No. 0-29962)).

4.12	Investigator Initiated Clinical Trial Agreement between Kazia Therapeutics Limited and Dana-Farber/Partners Cancer Care Inc dated 17 October 2018 (incorporated by reference to Exhibit 4.12 to the Company’s Annual Report on Form 20-F filed with the SEC on October 21, 2019).

4.13	Research Funding and Supply Agreement between Alliance for Clinical Trials in Oncology Foundation and Kazia Therapeutics Limited, dated 11 June 2019 (incorporated by reference to Exhibit 4.13 to the Company’s Annual Report on Form 20-F filed with the SEC on October 21, 2019).

4.14	Master Clinical Trial Agreement between St Jude Children’s Hospital Inc. and Kazia Laboratories Pty Limited dated 17 November 2017 and associated work order date 7 June 2019 (incorporated by reference to Exhibit 4.14 to the Company’s Annual Report on Form 20-F filed with the SEC on October 21, 2019).

4.15	Memorial Sloan Kettering Cancer Center Investigator-Initiated Clinical Trial Agreement with Kazia Therapeutics Limited dated as 22 July 2019 (incorporated by reference to Exhibit 4.15 to the Company’s Annual Report on Form 20-F filed with the SEC on October 22, 2020).

4.16	Investigator Initiated Clinical Trial Agreement with Kazia Therapeutics Limited Agreement dated as 18 September 2020 (incorporated by reference to Exhibit 4.16 to the Company’s Annual Report on Form 20-F filed with the SEC on October 22, 2020).

4.17	Global Coalition for Adaptive Research, (“GCAR”) Clinical trial collaboration and supply agreement dated as 15 October 2020 (incorporated by reference to Exhibit 4.17 to the Company’s Annual Report on Form 20-F filed with the SEC on October 22, 2020).

4.18	Development and Commercialisation Licence Agreement between Kazia Therapeutics Limited and Oasmia Pharmaceutical AB, dated March 1, 2021. (incorporated by reference to Exhibit 4.18 to the Company’s Annual Report on Form 20-F filed with the SEC on October 7, 2021).

4.19	License Agreement between Kazia Therapeutics Limited and Simcere Pharmaceutical Co., Ltd., dated March 29, 2021 (incorporated by reference to Exhibit 4.19 to the Company’s Annual Report on Form 20-F filed with the SEC on October 7, 2021).

4.20	License Agreement between Kazia Therapeutics Limited and Evotec (France) SAS, dated April 19, 2021.

4.21*✓	Employment agreement between Kazia Therapeutics Inc. and John Friend dated September 20, 2021.

4.22*✓	Employment agreement between Kazia Therapeutics Inc. and Karen Krumeich dated November 15, 2021.

8.1	Company Subsidiaries (incorporated by reference to Exhibit 8.1 to the Company’s Annual Report on Form 20-F filed with the SEC on October 24, 2018 (File No. 0-29962)).

12.1*	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended.

12.2*	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended.

13.1*	Certification of Chief Executive Officer and the Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of Independent Registered Public Accounting Firm.

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed herewith.
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

Date: October 17, 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Board of Directors and Shareholders
Kazia Therapeuticals Limited
Opinion on the financial statements
We have audited the accompanying consolidated statements of financial position of Kazia Therapeutics Limited and subsidiaries (the “Company”) as of June 30, 2022 and 2021, the related consolidated statements of profit or loss and other comprehensive income, changes in shareholders’ equity, and cash flows for each of the three years in the period ended June 30, 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2022, in conformity with International Financial Reporting Standards, as issued by the International Accounting Standards Board.
Going concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses from operations and negative cash flow from operations. These conditions, along with other matters as set forth in Note 2, raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.
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
Intangible asset impairment (Note 2, 3, 13)
The Group carries in its statement of financial position intangible assets relating to:

•	the Licensing Agreement, which grants the Group the right to develop and commercialise the paxalisib molecule; and

•	the Licensing Agreement, which grants the Group the right to develop and commercialise the EVT801 molecule.
The paxalisib Licensing Agreement has a carrying value of $10,241,444, and the EVT801 Licensing Agreement has a carrying value of $9,808,208. These assets are amortised over the remaining life of the underlying patents at the acquisition date, being 15 years and 12.5 years respectively.

IAS 36
Impairment of Assets
requires an entity to assess at the end of each reporting period whether there is any indication that an asset may be impaired. The entity shall estimate the asset’s recoverable amount if any indication exists.
This is a critical audit matter due to the materiality of the amounts and the high degree of management judgement required to assess whether there are impairment indicators.
Our procedures included, amongst others:

•	obtained an understanding of and evaluating management’s process and controls relating to the assessment of the existence of impairment indicators;

•
obtained and assessed management’s papers documenting its consideration of the existence of any impairment indicators; as well as making enquiries with the Company’s experts for their expert opinions relating to the science;

•	considered each of the internal and external factors outlined by IAS 36 and assessing whether any indicators of impairment are present; and

•	assessed the adequacy of the relevant disclosures in the financial statements.
Contingent consideration (Note 2, 3, 16)
In 2017, the consolidated entity acquired the rights to develop and commercialise paxalisib, as part of a business combination.
As part of that transaction, the Company engaged an expert to perform purchase price accounting, determine the fair value of the intangible asset acquired in the business combination, and estimate the value of contingent consideration based on the likelihood of achieving certain milestones. The total contingent consideration in respect of paxalisb is $1,167,536.
In 2021, Kazia entered into a worldwide exclusive licensing agreement with Evotec SE to develop the drug candidate EVT801. As part of this agreement, contingent fees are payable on achieving certain milestones. The total contingent consideration in respect of EVT801 is $8,347,245.
The contingent consideration is a critical audit matter due to the high subjectivity and management judgement involved in calculating the contingent consideration and the materiality of the amounts in question.
Our procedures included, amongst others;

•	obtained an understanding of and evaluating management’s process and controls related to the estimation of the liability;

•	evaluated the competence, capabilities and objectivity of management’s experts;

•	obtained management’s calculation of the contingent consideration liability and assessing the key inputs and assumptions made by management’s experts;

•
where management’s assumptions are applied to other critical accounting estimates, such as the valuation of intangible assets described above, assessed whether those assumptions have been applied consistently across estimates;

•	assessed the accuracy of the calculations and evaluating the approach and methodology for consistency;

•	evaluated the appropriate classification of the liabilities between current and non-current; and

•	assessed the adequacy of the relevant disclosures in the financial statements.

/s/ Grant Thornton Audit Pty Ltd

GRANT THORNTON AUDIT PTY LTD

We have served as the Company’s auditor since 2012.
Sydney, Australia
October 14, 2022
PCAOB ID NO. 2233

Consolidated statements of profit or loss and other comprehensive income
For the year ended 30 June 2022

	Note	2022 A$’000	2021 A$’000	2020 A$’000

Revenue from continuing operations	5	—	15,183	—

Other income	6	25	2	995
Finance income — bank interest		2	42	66
Expenses
Research and development expense		(20,252)	(14,541)	(9,494)
General and administrative expense		(4,512)	(7,022)	(3,690)
Fair value losses on financial assets at fair value through profit or loss		—	—	(168)
Loss on revaluation of contingent consideration		(152)	(2,570)	(474)
Commercialisation		(127)	—	—

Loss before income tax expense from continuing operations		(25,016)	(8,906)	(12,765)
Income tax benefit	8	368	484	298

Loss after income tax expense for the year		(24,648)	(8,422)	(12,467)

Other comprehensive income

Items that may be reclassified subsequently to profit or loss
Net exchange difference on translation of financial statements of foreign controlled entities, net of tax		35	2	(4)

Other comprehensive income for the year, net of tax		35	2	(4)

Total comprehensive income for the year		(24,613)	(8,420)	(12,471)

Loss for the year is attributable to:

Owners of Kazia Therapeutics Limited		(24,648)	(8,422)	(12,467)

Total loss for the year		(24,648)	(8,422)	(12,467)

Total comprehensive income for the year is attributable to:
Owners of Kazia Therapeutics Limited		(24,613)	(8,420)	(12,471)

Total comprehensive income for the year		(24,613)	(8,420)	(12,471)

The above consolidated statements of profit or loss or other comprehensive income should be read with the accompanying notes

Consolidated statements of profit or loss and other comprehensive income (continued)
For the year ended 30 June 2022

	Note	2022 A$ Cents	2021 A$ Cents	2020 A$ Cents

Earnings per share for loss from continuing operations attributable to the owners of Kazia Therapeutics Limited
Basic earnings per share	32	(18.61)	(7.16)	(17.07)
Diluted earnings per share	32	(18.61)	(7.16)	(17.07)

		2022 A$ Cents	2021 A$ Cents	2020 A$ Cents

Earnings per share for loss attributable to the owners of Kazia Therapeutics Limited
Basic earnings per share	32	(18.61)	(7.16)	(17.07)
Diluted earnings per share	32	(18.61)	(7.16)	(17.07)

Consolidated statements of financial position
As at 30 June 2022

	Note	2022 A$’000	2021 A$’000

Assets

Current assets
Cash and cash equivalents	9	7,361	27,587
Trade and other receivables	10	91	84
Other	12	156	1,720

Total current assets		7,608	29, 391

Non-current assets
Trade and other receivables	11	7,300	6,694
Intangibles	13	20,050	22, 003

Total non-current assets		27,350	28,697

Total assets		34,958	58,088

Liabilities

Current liabilities
Trade and other payables	14	3,760	4, 933
Employee benefits	15	166	229
Contingent consideration	16	759	3,165

Total current liabilities		4,685	8,327

Non-Current liabilities
Deferred tax	17	2,560	2,928
Employee benefits	15	319	55
Contingent consideration	16	8,756	8,927

Total non-current liabilities		11,635	11,910

Total liabilities		16,320	20,237

Net assets		18,638	37,851

Equity
Contributed equity	18	84,480	80,290
Other contributed equity	19	—	464
Reserves	20	2,412	1,301
Accumulated losses		(68,254)	(44,204)

Equity attributable to the owners of Kazia Therapeutics Limited		18,638	37,851

Total equity		18,638	37,851

The above consolidated statements of financial position should be read with the accompanying notes

Statements of changes in equity
For the year ended 30 June 2022

	Contributed equity A$’000	Other Contributed equity A$’000	Reserves A$’000	Accumulated Losses A$’000	Non- controlling Interest A$’000	Total equity A$’000

Balance at 1 July 2019	36,642	464	2,037	(24,948)	—	14,195
Loss after income tax expense for the year	—	—	—	(12,467)	—	(12,467)
Other comprehensive income for the year, net of tax	—	—	(4)	—	—	(4)

Total comprehensive income for the year	—	—	(4)	(12,467)	—	(12,471)

Transactions with owners in their capacity as owners:
Share issue costs	(833)	—	—	—	—	(833)
Transfers	—	—	—	—	—	—
Conversion of convertible note	—	—	—	—	—	—
Share based payment	—	—	262	—	—	262
Issue of shares	12,972	—	—	—	—	12,972
Expired options	—	—	(1,230)	1,230	—	—

Balance at 30 June 2020	48,781	464	1,066	(36,186)	—	14,125

	Contributed equity A$’000	Other Contributed equity A$’000	Reserves A$’000	Accumulated Losses A$’000	Non- controlling Interest A$’000	Total equity A$’000

Balance at 1 July 2020	48,781	464	1,066	(36,186)	—	14,125
Loss after income tax expense for the year	—	—	—	(8,422)	—	(8,422)
Other comprehensive income for the year, net of tax	—	—	2	—	—	2

Total comprehensive income for the year	—	—	2	(8,422)	—	(8,420)

Transactions with owners in their capacity as owners:
Contributions of equity, net of transaction costs	32,909	—	—	—	—	32,909
Share issue costs	(1,673)	—	—	—	—	(1,673)
Transfers	—	—	—	—	—	—
Conversion of convertible note	—	—	—	—	—	—
Share based payment	—	—	637	—	—	637
Issue of shares	273	—	(80)	80	—	273
Expired options	—	—	(323)	323	—	—

Balance at 30 June 2021	80,290	464	1,301	(44,204)	—	37,851

	Contributed equity A$’000	Other Contributed equity A$’000	Reserves A$’000	Accumulated Losses A$’000	Non- controlling Interest A$’000	Total equity A$’000

Balance at 1 July 2021	80,290	464	1,301	(44,204)	—	37,851
Loss after income tax expense for the year	—	—	—	(24,648)	—	(24,648)
Other comprehensive income for the year, net of tax	—	—	35	—	—	35

Total comprehensive income for the year	—	—	35	(24,648)	—	(24,613)

Transactions with owners in their capacity as owners:
Contributions of equity, net of transaction costs (note 18)	4,202	—	—	—	—	4,202
Share issue costs (note 18)	(493)	—	—	—	—	(493)
Immaterial reclassification	—	—	(433)	433	—	—
Share based payment (note 33)	—	—	1,674	—	—	1,674
Issue of shares on exercise of options	17	—	(6)	6	—	17
Conversion of convertible note (note 19)	464	(464)	—	—	—	—
Expired options	—	—	(159)	159	—	—

Balance at 30 June 2022	84,480	—	2,412	(68,254)	—	18,638
The above consolidated statements of changes in equity should be read with the accompanying notes

Consolidated statements of cash flows
For the year ended 30 June 2022

	Note	2022 A$’000	2021 A$’000	2020 A$’000

Cash flows from operating activities
Loss before income tax expense for the year		(24,648)	(8,422)	(12,467)
Adjustments for:
Depreciation and amortisation	7	1,953	1,265	1,084
Share-based payments		1,675	637	262
Foreign exchange differences		(1,789)	430	—
Loss/(gain) on contingent consideration	16	152	2,570	474
Fair value loss on financial assets		—	—	168

		(22,657)	(3,520)	(10,479)

Change in operating assets and liabilities:
Increase in trade and other receivables		(6)	(5,027)	358
Increase/(decrease) in prepayments		1,564	(1,182)	(168)
Increase/(decrease) in trade and other payables		(1,495)	1,010	1,722
Increase/(decrease) in other provisions		201	93	55
Decrease in deferred tax liability		(368)	(484)	(298)

Net cash used in operating activities	31	(22,761)	(9,111)	(8,810)

Cash flows from investing activities
Payment of milestone relating to contingent consideration		(2,365)	—	—

Net cash used in investing activities		(2,365)	—	—

Cash flows from financing activities
Proceeds from issue of shares	18	3,726	28,109	12,139

Net cash from financing activities		3,726	28,109	12,139

Net decrease in cash and cash equivalents		(21,401)	18,998	3,329
Cash and cash equivalents at the beginning of the financial year		27,587	8,764	5,434
Effects of exchange rate changes on cash		1,175	(175)	—

Cash and cash equivalents at the end of the financial year	9	7,361	27,587	8,764

The above consolidated statements of changes in equity should be read with the accompanying notes

Notes to the financial statements
30 June 2022
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
Kazia Therapeutics Limited is a listed public company limited by shares, incorporated and domiciled in Australia. Its registered office and principal place of business is:
Three International Towers
Level 24, 300 Barangaroo Avenue
Sydney NSW 2000
The financial statements were authorised for issue, in accordance with a resolution of Directors, on 14 October 2022. The Directors have the power to amend and reissue the financial statements.
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
New Accounting Standards and Interpretations not yet mandatory or early adopted
International
Accounting Standards and Interpretations that have recently been issued or amended but are not yet mandatory, have not been early adopted by the consolidated entity for the annual reporting period ended 30 June 2022. The consolidated entity’s assessment of the impact of these new or amended Accounting Standards and Interpretations is that none are deemed to have a material impact on the entity.
Going concern
The consolidated entity incurred a loss after income tax of $24,647,815 (2021: $8,421,960
)
, was in a net current asset position of $2,923,084 (2021: net current asset position of $21,064,264
)
and had net cash outflows from operating activities of $22,762,663 (2021: $9,110,516) for the year ended 30 June 2022.
As at 30 June 2022 the consolidated entity had cash in hand and at bank of $7,361,112.
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
The directors have considered the cash flow forecasts and the funding requirements of the business and continue to explore grant funding, licensing opportunities and equity investment opportunities in the Company. The directors do not foresee any other impacts of
COVID-19
on the Company’s ability to pursue its objectives.

Notes to the financial statements
30 June 2022
Note 2. Significant accounting policies (continued)

An

‘at-the-market’
equity program (ATM) with Oppenheimer & Co. Inc. (Oppenheimer), as sales agent was established in
May 2022
. Under the ATM, Kazia may offer and sell via Oppenheimer up to US$
35
 million of its ordinary shares, in the form of American Depository Shares (ADSs), with each ADS representing ten
ordinary shares. Kazia entered into an Equity Distribution Agreement, dated as of
22

April 2022
(the Sales Agreement), with Oppenheimer, who will act as sales agent.
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
Principles of consolidation
The consolidated financial statements incorporate the assets and liabilities of all subsidiaries of Kazia Therapeutics Limited (‘company’ or ‘parent entity’) as at 30 June 2022 and the results of all subsidiaries for the year then ended. Kazia Therapeutics Limited and its subsidiaries together are referred to in these financial statements as the ‘consolidated entity’.
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
30 June 2022
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
30 June 2022
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
30 June 2022
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

Notes to the financial statements
30 June 2022
Note 2. Significant accounting policies
(continued)

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
Grant Income
Grants from governments are recognised at their fair value when there is a reasonable assurance that the grant will be received and the Company will comply with all attached conditions. Government grants relating to operating costs are recognised in the Statements of Comprehensive Income as grant income. A New South Wales Export Development Grant was received in the current financial year.
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

Notes to the financial statements
30 June 2022
Note 2. Significant accounting policies
(continued)

Interpretation 23 Uncertain tax positions
Interpretation 23 clarified the application of the recognition and measurement criteria IAS 12 Income Taxes where there is uncertainty over income tax treatments and requires an assessment of each uncertain tax position as to whether it is probable that a taxation authority will accept the position. Where it is not probable, the effect of the uncertainty is reflected in determining the relevant taxable profit or loss, tax bases, unused tax losses and unused tax credits or tax rates. The amount is determined as either the single most likely amount or the sum of the probability weighted amounts in a range of possible outcomes, whichever better predicts the resolution of the uncertainty. Management believes that historical tax losses are not expected to be available for offset against the deferred tax liability at 30 June 2022.
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

Notes to the financial statements
30 June 2022
Note 2. Significant accounting policies
(continued)

For short-term leases (lease term of 12 months or less) and leases of low-value
assets, the consolidated entity has opted to recognise a lease expense on a straight-line basis as permitted by IFRS 16 Leases. This expense is presented within other expenses in the consolidated statement of profit or loss.
Intangible assets
Separately acquired intangible assets are shown at historical cost. Intangible assets acquired as part of a business combination are recognised at fair value at the acquisition date. They have a finite useful life and are subsequently carried at cost less accumulated amortisation and impairment losses. The method and useful lives of finite life intangible asset
s ar
e reviewed annually. Changes in the expected pattern of consumption or useful life are accounted for prospectively by changing the amortisation method or period. Amortisation expense is included in research and development expenditure.
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

Notes to the financial statements
30 June 2022
Note 2. Significant accounting policies (continued)

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
The value of the instruments is measured by reference to the fair value of the underlying instruments on grant date, as required by IFRS2 Share-Based Payments. Fair value is independently determined using the Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the option, together with non-vesting
conditions that do not determine whether the consolidated entity receives the services that entitle the employees to receive payment. No account is taken of any other vesting conditions. The cost of equity-settled transactions are recognised as an expense with a corresponding increase in equity over the vesting period. The cumulative charge to profit or loss is calculated based on the grant date fair value of the award, the best estimate of the number of awards that are likely to vest and the expired portion of the vesting period. The amount recognised in profit or loss for the period is the cumulative amount calculated at each reporting date less amounts already recognised in previous periods.
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
30 June 2022
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

Notes to the financial statements
30 June 2022
Note 2. Significant accounting policies
(continued)

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

Notes to the financial statements
30 June 2022
Note 3. Critical accounting judgements, estimates and assumptions (continued)

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
Impairment of
non-financial
assets other than goodwill and other indefinite life intangible assets
The consolidated entity assesses impairment of
non-financial
assets other than goodwill and other indefinite life intangible assets at each reporting date by evaluating conditions specific to the consolidated entity and to the particular asset that may lead to impairment. Judgement is used to determine whether any indicators of impairment exist, and reference is made to the considerations included in IAS 36 Impairment of Assets in this assessment. If an impairment trigger is found to exist, the recoverable amount of the asset is determined.

Notes to the financial statements
30 June 2022

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
Note 5. Revenue

	Consolidated
	2022 A$’000	2021 A$’000	2020 A$’000

Licensing revenue	—	15,183	—

Disaggregation of revenue
The disaggregation of revenue from contracts with customers is as follows:

	Consolidated
	2022 A$’000	2021 A$’000	2020 A$’000

Geographical regions
China	—	10,006	—
Sweden	—	5,177	—

	—	15,183	—

Timing of revenue recognition
Licensing revenue at a point in time	—	15,183	—

During fiscal year 2021, the company recognized a total of US$11 million in accordance with the terms of the company’s license agreements with Oasmia Pharmaceutical AB and Simcere Pharmaceutical Group LTD. The terms of the license agreements are described in the following paragraphs.
License Agreement with Oasmia Pharmaceutical AB
In March 2021, the company entered into an exclusive worldwide license agreement with Oasmia Pharmaceutical AB, an innovation-focused specialty pharmaceutical company, for Cantrixil (TRX-E-002-1), a clinical stage drug candidate for the treatment of ovarian cancer. During fiscal 2021, Oasmia made an upfront payment of US$4 million with contingent milestones of up to US$42 million and double-digit royalties on commercial sales.
License Agreement with Simcere Pharmaceutical Group Ltd.
In March 2021, the company entered into a licensing agreement with Simcere Pharmaceutical Group LTD. to develop and commercialise the company’s investigational drug candidate, paxalisib, in Greater China. Under the terms of the agreement, Simcere assumed responsibility for the development, registration and commercialization of paxalisib in Greater China (a territory that includes Mainland China, Hong Kong, Macau and Taiwan). The company received an upfront payment of US$11 million comprising US$7 million in cash and a US$4 million equity investment, priced at a 20% premium to recent trading. The company will also receive contingent milestone payments of up to US$281 million for glioblastoma, with further milestones payable for indications beyond glioblastoma. Simcere will additionally pay mid-teen percentage royalties on commercial sales.
During fiscal year 2022, the company did not recognise revenue from either license agreements described in the above paragraphs in accordance with the terms of the agreements and revenue recognition policy in accordance with note 2.
Note 6. Other income

	Consolidated
	2022 A$’000	2021 A$’000	2020 A$’000

Net foreign exchange gain	—	—	5
Payroll tax rebate	—	2	2
Subsidies and grants	10	—	20
Bad debt recovery	15
Research and development rebate	—	—	968

Other income	25	2	995

F
-21

Notes to the financial statements
30 June 2022

Note 7. Expenses

	Consolidated
	2022	2021	2020
	A$’000	A$’000	A$’000

Loss before income tax includes the following specific

Research and development

EVT-801 program costs	2,520	1,073	—
Cantrixil program costs	12	429	1,673
Paxalisib program costs	13,713	11,404	5,801
Employee benefits expense - salaries & wages and staff benefits	1,664	336	861
- superannuation	25	26	43
- share based payments	365	8	32
Total research & development (excluding amortisation)	18,299	13,276	8,410

Amortisation
Paxalisib licensing agreement	1,084	1,084	1,084
Evotech licensing agreement	869	181	—

Total amortisation	1,953	1,265	1,084

Total research & development	20,252	14,541	9,494

Net foreign exchange loss
Net foreign exchange loss	—	430	—

Rental expense relating to operating leases
Minimum lease payments	73	93	108

Superannuation expense
Defined contribution superannuation expense	138	138	140

Employee benefits expense G&A
- salaries & wages and staff benefits	1,674	1,011	1,078
- superannuation	129	112	96
- share based payments	1,310	552	230
Total employee benefits expense G&A	3,113	1,675	1,404

Other Expenses
Chinese With-Holding Tax incurred on license transaction	—	931	—
Chinese Value Added Tax incurred on license transaction	—	538	—

	—	1,469	—

Notes to the financial statements
30 June 2022

Note 8. Income tax benefit/expense

	2022	2021	2020
	A$’000	A$’000	A$’000

Numerical reconciliation of income tax benefit and tax at the statutory rate
Loss before income tax benefit	(25,016)	(8,906)	(12,765)

Tax at the statutory tax rate of 25% (2021 26% & 2020 27.5%)	(6,254)	(2,316)	(3,511)

Tax effect amounts which are not deductible/(taxable) in calculating taxable income:
Research and Development claim	—	—	280
Amortisation of intangibles	488	348	298
Employee option plan	419	175	72
Gain/loss on revaluation of contingent consideration	38	707	131

	(5,309)	(1,086)	(2,730)

Adjustment recognised for prior periods	16
Adjustment to deferred tax balances as a result of change in statutory tax rate	(113)	(186)	—
Tax losses and timing differences not recognised	5,038	788	2,432

Income tax benefit	(368)	(484)	(298)

	2022	2021	2020
	A$’000	A$’000	A$’000

Tax losses not recognised
Unused tax losses for which no deferred tax asset has been recognised-Australia	96,069	70,896	67,430,
Potential tax benefit @ 25.0% (2021 26% 2020 27.5%)- Australia	24,017	17,724	17,531
Unused tax losses for which no deferred tax asset has been recognised-US	2,380	2,038	1,570
Potential tax benefit at statutory tax rates@21%-US	500	428	330

Notes to the financial statements
30 June 2022

Note 9. Current assets - cash and cash equivalents

	2022	2021
	A$’000	A$’000

Cash at bank and on hand	7,361	21,087
Short-term deposits	—	6,500

	7,361	27,587

Note 10. Trade and other receivables

	2022	2021
	A$’000	A$’000

Current assets	0	—

	0	—

Other receivables	51	76
Deposits held	40	8

	91	84

Note 11. Trade and other receivables -
non-current

	2022	2021
	A$’000	A$’000

Non-current assets

GBM Agile deposit	7,258	6,651
Corporate credit card deposit	42	43

	7,300	6,694

The GBM Agile deposit was advanced to GCAR at the start of the GBM Agile trial, and is refundable if not utilised against trial expenses. The amount will be allocated against expenditure towards the latter end of the trial.
Note 12. Other assets
Current assets

	2022	2021
	A$’000	A$’000

Prepayments	156	1,720

Notes to the financial statements
30 June 2022

Note 13. Intangibles
Non-current
assets

	Consolidated
	2022	2021
	A$’000	A$’000

Licensing agreement - Paxalisib	16,408	16,408
Less: Accumulated amortisation	(6,167)	(5,082)

	10,241	11,326

Licensing agreement - EVT-801	10,858	10,858
Less: Accumulated amortisation	(1,049)	(181)

	9,809	10,677

	20,050	22,003

Reconciliations
Reconciliations of the written down values at the beginning and end of the current and previous financial year are set out below:

	EVT801 licensing agreement A$’000	Paxalisib licensing agreement A$’000	Total A$’000

Balance at 1 July 2020	—	12,410	12,410
Additions	10,858		10,858
Amortisation expense	(181)	(1,084)	(1,265)

Balance at 30 June 2021	10,677	11,326	22,003

Amortisation expense	(869)	(1,084)	(1,953)

Balance at 30 June 2022	9,808	10,242	20,050

Note 14. Trade and other payables

	2022	2021
	A$’000	A$’000

Trade payables	1,524	1,893
Accrued payables	2,236	3,040

	3,760	4, 933

Refer to note 22 for further information on financial instruments.

Notes to the financial statements
30 June 2022

Note 15. Employee benefits

	2022	2021
	A$’000	A$’000

Current Liabilities
Employee benefits	166	229

Non-Current Liabilities
Employee benefits	202	—
Long service leave	117	55

	485	284

Note 16. Contingent c
onsideration

	2022 A$’000	2021 A$’000

Current Liabilities

Contingent consideration – EVT801	759	3,165

	759	3,165

Non-current Liabilities
Contingent consideration - paxalisib	1,168	1,015
Contingent consideration – EVT801	7,588	7,911

	8,756	8,927

	9,515	12,091

Reconciliations
Reconciliation of the balance at the beginning and end of the reporting period is set out below:

	Consolidated
	2022	2021
	$	$

Contingent consideration at start of period	12,091	1,845
EVT801 acquisition	—	11,076
Payment of paxalisib milestone	—	(3,400)
Payment of EVT801 milestone	(2,364)	—
Effect of exchange rates on contingent consideration	(364)	—
Loss on revaluation of contingent consideration	152	2,570

	9,515	12,091

Contingent consideration - paxalisib
During the 2017 financial year, the consolidated entity acquired the rights to develop and commercialise paxalisib, as part of a business combination.
The acquisition contained four contingent milestone payments, the first two milestone payment settlements being Kazia shares, and the third and fourth milestone payment settlements either cash or Kazia shares at the discretion of Kazia. Milestones 1 and 4 have now been paid out, and Milestone 3 has lapsed. Milestone 2 comprises shares to the value of $1,250,000.
Each milest
one
payment is probability weighted for valuation purposes. The milestone payments are discounted to present value, using a discount rate of 15% per annum (15% - 2021). Kazia is also required to pay royalties to Genentech in relation to net sales. These payments are related to future financial performance, and are not considered as part of the consideration in relation to the Genentech agreement.
In April 2022 the paxalisib Phase II clinical study was successfully completed and a final clinical study report received.
Contingent consideration - EVT801
As set out in note 2, the acquisition of EVT801 has been accounted at cost as a separately acquired intangible asset with milestones where the payment is considered probable being booked as a current or non-current
liability at year end, according to the estimated payment date. Milestones where the payment is not considered probable at year end have not been accounted for as a liability. The total amount of milestone payments not booked at year end amounts to €300,500,000 ($456,063,136).

Notes to the financial statements
30 June 2022

Note 17. Deferred tax

	2022	2021
	A$’000	A$’000

Non-current Liabilities
Deferred tax liability associated with Licensing Agreement	2,560	2,928

Company management has completed an analysis of the availability of historical tax losses to offset the deferred tax liability. Accordingly, the company concludes that the historical tax losses are not expected to be available for offset against the deferred tax liability.
Note 18. Equity - contributed equity

	Consolidated
	2022	2021	2022	2021
	Shares	Shares	$	$

Ordinary shares - fully paid	138,755,376	132,012,209	84,480,249	80,290,062

Movements in ordinary share
capital

Details	Date	Shares	Issue price	$

Balance	1 July 2020	94,598,369		48,781,214
Issued on conversion of options	28 August 2020	25,000	$0.4930	12,313
Institutional placement under ANREO	12 October 2020	20,525,820	$0.8000	16,420,656
Retail placement under ANREO	26 October 2020	11,017,075	$0.8000	8,813,660
Issued on conversion of options	2 March 2021	391,500	$0.6350	248,661
Issued on conversion of options	15 March 2021	25,000	$0.4930	12,313
Share placement	28 April 2021	3,037,580	$1.4070	4,274,633
Issued on achievement of milestone	21 May 2021	2,391,865	$1.4210	3,400,000
Less: share issue transaction costs		—	$0.0000	(1,673,388)

Balance	30 June 2021	132,012,209		80,290,062

Issued on conversion of options	15 December 2021	25,000	$0.6680	16,700
Conversion of Triaxial Convertible Note	5 May 2022	1,855,357	$0.2500	464,000
ATM issue of shares No. 1	24 May 2022	10,000	$0.8260	8,256
ATM issue of shares No. 2	2 June 2022	10,000	$0.8020	8,025
ATM issue of shares No. 3	6 June 2022	88,710	$0.8370	74,258
ATM issue of shares No. 4	9 June 2022	603,500	$0.8400	507,035
ATM issue of shares No. 5	14 June 2022	75,940	$0.8240	62,583
ATM issue of shares No. 6	15 June 2022	2,000	$0.8300	1,661
ATM issue of shares No. 7	20 June 2022	4,072,660	$0.8690	3,540,403
Less: share issue transaction costs		—	$0.0000	(492,734)

Balance	30 June 2022	138,755,376		84,480,249

Notes to the financial statements
30 June 2022
Note 18. Equity - contributed equity (continued)

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
The capital risk management policy remains unchanged from the prior year.
Note 19. Equity - Other contributed equity

	2021	2020
	A$’000	A$’000

Convertible note - Triaxial	—	464

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
During the Financial year ended 30 June 2017, the Company reached two milestones triggering the conversion of a portion of its convertible note as follows:

•
On 11 August 2016
,
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
On 21 April 2022 the completion of the phase II study of paxalisib in glioblastoma (NCT03522298) was announced and on 5 May 2022 the remaining portion of the convertible note was extinguished and converted to 1,855,357 ordinary shares.

Notes to the financial statements
30 June 2022

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
As of 30 June 2022, the consolidated entity did not hold derivative financial instruments in managing its foreign currency, however, the consolidated entity may from time to time enter into hedging arrangements where circumstances are deemed appropriate. The consolidated entity used natural hedging to reduce the foreign currency risk, which involved processing USD payments from cash held in USD. Foreign subsidiaries with a functional currency of Australian Dollars (‘AUD’) have exposure to the local currency of these subsidiaries and any other currency these subsidiaries trade in.
The carrying amount of the consolidated entity’s foreign currency denominated financial assets and financial liabilities at the reporting date was as follows:

	Assets		Liabilities
	2022	2021	2022	2021
	A$’000	A$’000	A$’000	A$’000

US dollars	7,276	21,073	3,071	3,448
Euros	—	—	205	16

	7,276	21,073	3,276	3,464

Notes to the financial statements
30 June 2022
Note 22. Financial instruments (continued)

The consolidated entity had net assets denominated in foreign currencies of A$3,999,645 as at 30 June 2022 (2021: net liabilities A$17,608,845).
If the AUD had strengthened against the USD by 10% (2021: 10%) then this would have had the following impact:

	AUD strengthened			AUD weakened
Consolidated - 2022	% change	Effect on profit before tax A$’000	Effect on equity A$’000	% change	Effect on profit before tax A$’000	Effect on equity A$’000

US dollars	10%	(420)	(420)	(10%)	420	420
Euros	10%	20	20	(10%)	(20)	(20)

		(400)	(400)		400	400

	AUD strengthened			AUD weakened
Consolidated – 2021	% change	Effect on profit before tax A$’000	Effect on equity A$’000	% change	Effect on profit before tax A$’000	Effect on equity A$’000

US dollars	10%	(1,762)	(1,762)	(10%)	1,762	1,762
Euros	10%	1	1	(10%)	(1)	(1)
		(1,761)	(1,761)		1,761	1,761

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

Notes to the financial statements
30 June 2022
Note 22. Financial instruments (continued)

As at the reporting date, the consolidated entity had the following variable interest rate balances:

	2022		2021
	Weighted average interest rate %	Balance A$’000	Weighted average interest rate %	Balance A$’000

Cash at bank and in hand	—	7,361		21,087
Short term deposits	—		0.04%	6,500

Net exposure to cash flow interest rate risk		7,361		27,587

The consolidated entity has cash and cash equivalents totalling $7,361,112 (2021: $27,586,760). An official increase/decrease in interest rates of 100 basis points (2021: 100 basis points) would have a favourable/adverse effect on profit before tax and equity of $73,611 (2021 $275,867) per annum. The percentage change is based on the expected volatility of interest rates using market data and analysts forecasts.
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

Notes to the financial statements
30 June 2022
Note 22. Financial instruments (continued)

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

2022	Weighted average interest rate %	1 year or less A$’000	Between 1 and 2 years A$’000	Between 2 and 5 years A$’000	Over 5 years A$’000	Remaining contractual maturities A$’000

Non-derivatives
Non-interest bearing
Trade payables	—	1,524	—	—	—	1,524
Accrued payables	—	2,236	—	—	—	2,236
Contingent consideration	—	759	—	8,983	—	9,686

Total non-derivatives		4,519	—	8,983	—	13,446

2021	Weighted average interest rate %	1 year or less A$’000	Between 1 and 2 years A$’000	Between 2 and 5 years A$’000	Over 5 years A$’000	Remaining contractual maturities A$’000

Non-derivatives
Non-interest bearing
Trade payables	—	1,893	—	—	—	1,893
Accrued payables	—	3,039	—	—	—	3,039
Contingent consideration	—	3,165	—	9,306	—	12,471

Total non-derivatives		8,097	—	9,306	—	17,403

The cash flows in the maturity analysis above are not expected to occur significantly earlier than contractually disclosed above.

Notes to the financial statements
30 June 2022

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

Consolidated - 2022	Level 1 A$’000	Level 2 A$’000	Level 3 A$’000	Total A$’000

Liabilities
Contingent Consideration	—	—	1,168	1,168

Total liabilities	—	—	1,168	1,168

Consolidated - 2021

Liabilities
Contingent Consideration	—	—	1,015	1,015

Total liabilities	—	—	1,015	1,015

There were no transfers between levels during the financial year.
The fair value of contingent consideration related to the acquisition of Glioblast Pty Ltd and the licence agreement is estimated by probability-weighting the expected future cash outflows, adjusting for risk and discounting. Only the paxalisib contingent consideration is shown here as it held at fair value and EVT801 is held at cost.
The effects on the fair value of risk and uncertainty in the future cash flows are dealt with by adjusting the estimated cash flows rather than adjusting the discount rate. The estimated cashflows were adjusted based on the directors’ assessment of achieving contracted milestones as disclosed in Note 16. The probabilities used fell in the range of 35% to 55% and were informed by generally accepted industry probabilities of drugs achieving certain milestones in their progression towards registration.
Level 3 assets and liabilities
Movements in level 3 assets and liabilities during the current and previous financial year are set out below:

	Level 3 A$’000	Total A$’000

Consolidated
Balance at 1 July 2020	1,845	1,845
Losses recognised in profit or loss	2,570	2,570
Payout of mileston e	(3,400)	(3,400)

Balance at 30 June 2021	1,015	1,015
Losses recognised in profit or loss	153	153

Balance at 30 June 2022	1,168	1,168

Notes to the financial statements
30 June 2022

Note 24. Key management personnel disclosures
Compensation
The aggregate compensation made to directors and other members of key management personnel (‘KMP’) of the consolidated entity is set out below:

	2022 A$’000	2021 A$’000	2020 A$’000

Short-term employee benefits	2,589	1,574	1,324
Post-employment benefits	116	112	97
Share-based payments	1,560	617	230

	4,265	2,303	1,651

Please refer to Note 28 for other transactions with key management personnel and their related parties.
Note 25. Remuneration of auditors
During the financial year the following fees were paid or payable for services provided by Grant Thornton Audit Pty Ltd, the auditor of the consolidated entity:

	Consolidated
	2022 A$’000	2021 A$’000	2020 A$’000

Audit services - Grant Thornton Audit Pty Ltd
Audit or review of the financial statements	181	151	124

Note 26. Contingent liabilities
Other than the contingent consideration set out in note 16, the consolidated entity does not have any other contingent liabilities.
Note 27. Commitments
Lease commitments comprise contracted amounts for leases of premises. The agreement has a duration less than 12 months from financial year end.

Notes to the financial statements
30 June 2022

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

Notes to the financial statements
30 June 2022

Note 29. Parent entity information
Set out below is the supplementary information about the parent entity.

	Parent
	2022 A$’000	2021 A$’000

Statement of profit or loss and other comprehensive income
Loss after income tax	(23,875)	(16,854)

Total comprehensive income	(23,875)	(16,854)

	2022 A$’000	2021 A$’000

Statement of financial position
Total current assets	5,895	25,042
Total assets	25,945	47,044
Total current liabilities	1,090	3,177
Total liabilities	12,407	15,032
Equity
Contributed equity	84,480	80,290
Other contributed equity	—	464
Reserves	3,264	1,754
Accumulated losses	(74,206)	(50,496)

Total equity	13,538	32,012

Reserves comprise Share Based Payments Reserve.
Contingent liabilities
The parent entity contingent liabilities as at 30 June 2022 and 30 June 2021 are as set out in Note 16. The contingent consideration is specific to the parent entity.
Capital commitments - Property, plant and equipment
The parent entity had no capital commitments for property, plant and equipment at as 30 June 2022 and 30 June 2021.
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
30 June 2022

Note 30. Interests in subsidiaries
The consolidated financial statements incorporate the assets, liabilities and results of the following subsidiaries in accordance with the accounting policy described in note 2:

		Ownership interest
Name	Principal place of business / Country of incorporation	2022%	2021%

Kazia Laboratories Pty Ltd	Australia	100.00%	100.00%
Kazia Research Pty Ltd	Australia	100.00%	100.00%
Kazia Therapeutics Inc.	United States of America	100.00%	100.00%
Glioblast Pty Ltd	Australia	100.00%	100.00%
Kazia Therapeutics (Hong Kong) Limited	Hong Kong	100.00%	100.00%
Note 31. Reconciliation of loss after income tax to net cash used in operating activities

	2022	2021	2020
	A$’000	A$’000	A$’000

Loss after income tax expense from continuing operations	(24,648)	(8,422)	(12,467)

Adjustments for:
Depreciation & amortisation	1,953	1,265	1,084
Net fair value loss on financial assets	—	—	168
Share based payments	1,675	637	262
Foreign exchange differences	(1,789)	430	—
Loss on contingent consideration	152	2,570	474

Change in operating assets & liabilities:	(22,657)	(3,520)	(10,479)
Decrease in trade and other receivables	(6)	(5,027)	358
Decrease/(increase) in prepayments	1,564	(1,182)	(168)
Decrease/(increase) in trade and other payables	(1,495)	1,010	1,722
Decrease in deferred tax liability	(368)	(484)	(298)
Increase/(decrease) in other provisions	201	93	55

Net cash used in operating activities	(22,761)	(9,111)	(8,810)

Notes to the financial statements
30 June 2022

Note 32. Earnings per share

	2022 A$’000	2021 A$’000	2020 A$’000

Loss after income tax attributable to the owners of Kazia Therapeutics Limited	(24,648)	(8,422)	(12,467)

Loss after income tax attributable to the owners of Kazia Therapeutics Limited	(24,648)	(8,422)	(12,467)

	Number	Number	Number

Weighted average number of ordinary shares used in calculating basic earnings per share	132,467,686	117,674,543	73,053,514

Weighted average number of ordinary shares used in calculating Diluted earnings per share	132,467,686	117,674,543	73,053,514

	Cents	Cents	Cents

Basic earnings per share	(18.61)	(7.16)	(17.07)
Diluted earnings per share	(18.61)	(7.16)	(17.07)

Notes to the financial statements
30 June 2022

Note 33. Share-based payments
All of the options set out below have been issued to employees and directors under the ESOP. During the financial year an expense of $1,674,581 was recognised.
2022

	Number of options 2022	Weighted average exercise price 2022	Number of options 2021	Weighted average exercise price 2021

Outstanding at the beginning of the financial year	4,219,000	$0.8911	2,775,167	$0.7970
Granted	4,800,000	$1.6110	2,200,000	$1.0915
Exercised	(25,000)	$0.6700	(441,500)	$0.6195
Expired	(338,500)	$1.1123	(314,667)	$1.8473

Outstanding at the end of the financial year	8,655,500	$1.2826	4,219,000	$0.8911

Exercisable at the end of the financial year	3,180,500	$0.8770	2,506,667	$0.6195

2022

Tranche	Grant date	Expiry date	Exercise price	Balance at the start of the year	Granted	Exercised	Expired / lapsed on termination of employment	Balance at the end of the year

1	05/09/2016	05/09/2021	$1.6300	50,000	—	—	(50,000)	—
2	12/10/2016	17/10/2021	$1.5600	62,000	—	—	(62,000)	—
3	31/10/2016	01/11/2021	$1.3800	12,500	—	—	(12,500)	—
4	21/11/2016	23/11/2021	$1.3800	50,000	—	—	(50,000)	—
5	07/08/2017	07/08/2022	$0.6700	87,000	—	(25,000)	(46,500)	15,500
6	05/02/2018	05/02/2023	$0.7800	320,000	—	—	(80,000)	240,000
7	04/01/2019	04/01/2024	$0.4925	37,500	—	—	(37,500)	—
8	13/11/2019	13/11/2023	$0.4925	1,200,000	—	—	—	1,200,000
9	13/01/2020	13/01/2025	$0.8812	200,000	—	—	—	200,000
10	09/11/2020	09/11/2024	$1.1320	1,200,000	—	—	—	1,200,000
11	09/11/2020	09/11/2024	$0.8812	800,000	—	—	—	800,000
12	04/01/2021	04/01/2025	$1.6900	200,000	—	—	—	200,000
13	09/09/2021	21/06/2026	$1.3700	—	100,000	—	—	100,000
14	16/11/2021	16/11/2025	$1.6900	—	1,000,000	—	—	1,000,000
15	16/11/2021	16/11/2025	$2.2400	—	1,500,000	—	—	1,500,000
16	16/11/2021	16/11/2025	$1.5600	—	800,000	—	—	800,000
17	01/02/2022	01/02/2027	$0.9400	—	500,000	—	—	500,000
18	01/02/2022	01/02/2027	$0.9400	—	800,000	—	—	800,000
19	24/05/2022	24/05/2027	$0.7800	—	100,000	—	—	100,000

				4,219,000	4,800,000	(25,000)	(338,500)	8,655,500

Weighted average exercise price				$0.8911	$1.6110	$0.6700	$1.1123	$1.2826
At the end of the period the following outstanding options were vested and exercisable:
- Options in tranche 1 - 4 expired during the year
- Options in tranches 1 - 8 were vested and exercisable, apart from those in the above table which have expired
- Options in tranches 9 - 10 were vested and exercisable as to 50%
- Options in tranche 11 were vested and exercisable as to 75%
- Options in tranches 12 - 14 were vested and exercisable as to 25%
- Options in tranches 15 - 19 were unvested
The weighted average remaining contractual life of options outstanding at 30 June 2022 is 3.048 years.

Notes to the financial statements
30 June 2022
Note 33. Share-based payments (
continued
)

2021

Tranche	Grant date	Expiry date	Exercise price	Balance at the start of the year	Granted	Exercised	Expired / lapsed on termination of employment	Balance at the end of the year

1	16/11/2015	16/11/2020	$2.2000	236,667	—	—	(236,667)	—
2	05/09/2016	05/09/2021	$1.6300	50,000	—	—	—	50,000
3	12/10/2016	17/10/2021	$1.5600	62,000	—	—	—	62,000
4	31/10/2016	01/11/2021	$1.3800	12,500	—	—	—	12,500
5	21/11/2016	23/11/2021	$1.3800	50,000	—	—	—	50,000
6	07/08/2017	07/08/2022	$0.6700	224,000	—	(121,500)	(15,500)	87,000
7	05/02/2018	05/02/2023	$0.7800	440,000	—	(120,000)	—	320,000
8	04/01/2019	04/01/2024	$0.4925	250,000	—	(200,000)	(12,500)	37,500
9	13/11/2019	13/11/2023	$0.4925	1,200,000	—	—	—	1,200,000
10	13/01/2020	13/01/2025	$0.8812	250,000	—	—	(50,000)	200,000
11	09/11/2020	09/11/2024	$1.1320	—	1,200,000	—	—	1,200,000
12	09/11/2020	09/11/2024	$0.8812	—	800,000	—	—	800,000
13	04/01/2021	04/01/2025	$1.6900	—	200,000	—	—	200,000

				2,775,167	2,200,000	(441,500)	(314,667)	4,219,000

Weighted average exercise price				$0.7970	$1.0915	$0.6195	$1.8473	$0.8911
At the end of the period the following outstanding options were vested and exercisable:
- Options in tranche 1 have expired during the year
- Options in tranches 2 - 8 were vested and exercisable except for tranche 6 which was vested as to 53%
- Options in tranche 9 were vested as to 1million of the 1.2million options on issue
- Options in tranches
10-12
were 25% vested
- Options in tranche 13 were unvested at year end
The weighted average remaining contractual life of options outstanding at 30 June 2021 is 2.6 years.
Employee share options
During the year ended 30 June 2022, 4,800,000 options have been issued to directors and employees by the consolidated entity pursuant to the Company’s Employee Share Option Plan.

•	Tranche 14 vests as to 25% immediately on issue and then in three equal annual amounts from one year from the date of issue.

•	Tranches 13 & 15 - 19 vest in four equal annual amounts from one year of the date of issue
Vesting conditions for options within all tranches, is based on service period only; i.e. options will only vest if the option holder continues to be a full-time employee with the Company or an Associated Company during the vesting period relating to the option.
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

Notes to the financial statements
30 June 2022
Note 33. Share-based payments (continued)

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
The abovementioned options have various vesting periods and exercising conditions. These options are unlisted as at 30 June 2022.
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

Grant date	Expiry date	Share price at Grant Date	Exercise price	Volatility (%)	Dividend yield (%)	Risk free Rate (%)	Fair value per option

07/08/2017	07/08/2022	$0.4300	$0.6700	74.50%	—	1.95%	$0.206
05/02/2018	05/02/2023	$0.5000	$0.7800	74.50%	—	1.95%	$0.200
13/11/2019	13/11/2023	$0.4100	$0.4925	74.50%	—	1.95%	$0.180
13/01/2020	13/01/2025	$0.6200	$0.8812	74.50%	—	1.95%	$0.340
09/11/2020	09/11/2024	$0.8900	$1.1320	90.00%	—	0.10%	$0.413
09/11/2020	09/11/2024	$0.8900	$0.8812	90.00%	—	0.10%	$0.503
04/01/2021	04/01/2025	$1.1850	$1.6900	90.00%	—	0.19%	$0.600
09/09/2021	21/06/2026	$1.4200	$1.3700	76.00%	—	1.50%	$0.880
16/11/2021	16/11/2025	$1.5700	$1.6900	76.00%	—	1.50%	$0.850
16/11/2021	16/11/2025	$1.5700	$2.2400	76.00%	—	1.50%	$0.750
16/11/2021	16/11/2025	$1.5700	$1.5600	76.00%	—	1.50%	$0.970
01/02/2022	01/02/2027	$0.9600	$0.9400	79.00%	—	1.50%	$0.590
24/05/2022	24/05/2027	$0.8000	$0.7800	44.00%	—	2.95%	$0.630

Notes to the financial statements
30 June 2022

Note 34. Subsequent events
GBM AGILE Pivotal Study
Post period, on 1 August 2022, the company was advised by the Global Coalition for Adaptive Research (GCAR) that the first stage of the paxalisib arm in the company’s GBM AGILE pivotal study had completed recruitment. The treatment arm did not meet pre-defined
criteria for continuing to a second stage, and patients enrolled in the first stage of the paxalisib arm will therefore continue on treatment as per protocol, and in follow-up,
until completion of the final analysis, which the company anticipates receiving in 2H CY2023, as previously disclosed. Given that completion of recruitment has now occurred, the study will not open to the paxalisib arm in Germany or China. The company will work with its licensing partner to determine the way forward in China, given that country’s general requirement for local data to register a new pharmaceutical product. All company personnel continue to be blinded to efficacy and safety data from the ongoing study, as required by regulatory authorities, and so the company remains unable to provide analysis or interpretation of the study until follow-up
is complete and final data is available.
At-The-Market
(ATM) Facility
In May 2022, the company established the NASDAQ based ATM financing facility with Oppenheimer and Company. During the months of July 2022 and August 2022 through 11 August 2022, the company raised total proceeds for the period of
US$2.53million (approximately AU$3.67million). The weighted average share price from ATM financings is AU$0.50 cents per ordinary share, increasing the total shares outstanding to 149,636,656 and materially expanding the company’s runway with minimal dilution to existing shareholders. On the most active day during this period, the ATM accounted for 5% of the day’s trading volume, implying minimal price impact as a result of its use. Of note, shares issued under the ATM are issued at the spot market price, with no discount, no accompanying warrants or options, and with banking fees approximately half of those associated with more traditional financing methods.
No other matter or circumstance has arisen since 30 June 2022 that has significantly affected, or may significantly affect the consolidated entity’s operations, the results of those operations, or the consolidated entity’s state of affairs in future financial years.