Form 20-F
period 2023-06-30
KAZIA THERAPEUTICS LTD
filed 2023-10-26
CIK 1075880

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM
20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended June 30, 2023
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
The number of outstanding Ordinary Shares of the issuer as at June 30, 2023, was 228,029,114.
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
of the Exchange Act:
Large
accelerated filer ☐    Accelerated filer ☐
Non-accelerated
filer ☒    Emerging growth company ☐
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to
§240.10D-1(b). ☐
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

A. Reserved

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

Risks Related to Our Financial Condition and Capital Requirement

We have incurred significant net losses since our inception. We expect to incur significant net losses for the foreseeable future and may never achieve or maintain profitability.

We have incurred significant net losses. We anticipate that we will continue to incur significant net losses for the foreseeable future and we may never achieve or maintain profitability. We are a biotechnology company and have not yet generated significant revenue. We have incurred losses of A$8,419,484, A$25,014,055 and A$20,465,180 for the fiscal years ended June 30, 2021 (restated), 2022 (restated) and 2023, respectively. We have not generated any revenues from sales of any of our product candidates in prior financial years, however in the fiscal year ended June 30, 2021 we did generate revenues of A$15.2 million from the licensing of our development stage drug candidates.

As of 30 June 2023, we had accumulated losses of A$89,082,571. We have devoted most of our financial resources to research and development, including our clinical development activities. To date, we have financed our operations primarily through the issuance of equity securities, research and development grants from the Australian government and payments from our collaboration partners. While we have generated significant revenue in recent fiscal years from license transactions, the nature of such revenue is irregular and unpredictable, and is based upon achievement of milestones over which we have limited or no control. As a consequence, we expect to continue to incur significant operating losses for the foreseeable future due to the cost of research and development including clinical trials and the regulatory approval process for product candidates. The amount of our future net losses is uncertain and will depend, in part, on the rate of our future expenditures. Our ability to continue operations will depend on, among other things, our ability to obtain funding through equity or debt financings, strategic collaborations or grants.

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

Our ability to generate significant revenue and achieve profitability depends on our ability, alone or with strategic collaboration partners, to successfully complete the development of and obtain the regulatory approvals for our product candidates, to manufacture sufficient supply of our product candidates, to establish a sales and marketing organization or suitable third-party alternative for the marketing of any approved products and to successfully commercialize any approved products on commercially reasonable terms. All of these activities will require us to raise sufficient funds to finance business activities. In addition, we do not anticipate generating revenue from commercializing product candidates for the foreseeable future, if ever. Our ability to generate future revenues from commercializing product candidates depends heavily on:

•	successfully initiating and completing clinical trials of our product candidates;

•	the timing of the initiation and completion of preclinical studies and clinical trials;

•	the timing of patient enrollment and dosing in any future clinical trials;

•	the timing of the availability of data from clinical trials;

•	expectations about the successful completion of clinical trials;

•	obtaining regulatory and marketing approvals for product candidates for which we complete clinical trials;

•	the timing of expected regulatory filings;

•	expectations about approval by regulatory authorities of our drug candidates;

•	the clinical utility and potential attributes and benefits of our product candidates, including the potential duration of treatment effects;

•	potential licenses of intellectual property and collaborations;

•	the commercialization of our product candidates, if approved;

•	expectations regarding expenses, ongoing losses, future revenue and capital needs;

•	our financial performance;

•	the length of time over which we expect our cash and cash equivalents to be sufficient;

•	our intellectual property position and the duration of our patent portfolio;

•	maintaining, protecting and expanding our intellectual property portfolio, and avoiding infringing on intellectual property of third parties;

•	establishing and maintaining successful licenses, collaborations and alliances with third parties;

•	developing a sustainable, scalable, reproducible and transferable manufacturing process for our product candidates;

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

Even if one or more of our product candidates is approved for commercial sale, we may incur significant costs associated with commercializing any approved product candidate. As one example, our expenses could increase beyond expectations if we are required by the U.S. Food and Drug Administration (“FDA”) or other regulatory agencies, domestic or foreign, to perform clinical and other studies in addition to those that we currently anticipate. Even if we are able to generate revenues from the sale of any approved products, we may not become profitable and may need to obtain additional funding to continue operations, which could have an adverse effect on our business, financial condition, results of operations and prospects.

The Company has two product candidates currently in clinical trials. Failure of one or both of these product candidates to show benefit to patients could materially and adversely affect the continuity of our business and our financial condition.

The Company’s lead programs include paxalisib (formerly GDC-0084), a small molecule inhibitor of the PI3K/Akt/mTOR pathway, and EVT801, a small molecule selective inhibitor of vascular endothelial growth factor receptor 3 (VEGFR3). However, even though progress has been made, such as the clinical validation of the PI3K/Akt/mTOR pathway as a target for oncology therapies, development of our product candidates may prove unsuccessful, after completion of clinical trials, due to any failure to provide adequate beneficial effect to cancer patients. It is possible that either or both product candidates may fail to show sufficient benefit as an intended treatment for the specific cancer indication to become commercially viable products, which could materially and adversely affect the continuity of our business and our financial condition.

The Company has ongoing clinical trials in which experimental therapies are administered to human subjects. If profound and unexpected safety concerns are encountered in clinical trials, it may materially and adversely affect the continuity of our business and our financial condition.

Despite all applicable efforts to characterize the safety profile of our drug development candidates through animal studies and other mechanisms, the possibility of unexpected safety concerns remains. If one or both of our clinical stage candidates were found to be associated with profound and unexpected toxicity or other safety concerns, the Company may be required to cease development of one or both candidates, and may additionally incur other impairments to the business including reputational damage, which may materially and adversely affect the continuity of our business and our financial condition.

The Company relies on third-party contract manufacturing organizations to manufacture its drug product candidates. If one or more of these vendors were unable to meet the Company’s needs, it may materially and adversely impact our business.

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

There is substantial doubt about our ability to continue as a going concern, which may hinder our ability to obtain future financing.

The Company has limited cash resources and will periodically need additional funds to maintain the planned level of R&D activity. We expect to consume cash and incur operating losses for the foreseeable future as the Company continues developing its oncology drug candidates. The impact on cash resources and results from operations will vary with the extent and timing of future clinical trial programs. While it is not possible to make accurate predictions of future operating results, we expect existing cash and cash equivalents, including the capital raised in July 2023, will be sufficient to enable us to continue our research and development activities until approximately November 2023.

As at 30 June 2023, we had cash on hand at the bank of A$5.2 million. The financial statements have been prepared on a going concern basis, which contemplates continuity of normal activities and realization of assets and settlement of liabilities in the normal course of business. As is often the case with drug development companies, our ability to continue as a going concern is dependent upon our ability to derive sufficient cash from investors, from licensing and partnering and collaboration activities and from other sources of revenue such as grant funding.

Furthermore, we are limited by General Instruction I.B.5 to Form F-3 (the “Baby Shelf Rule”) as of the filing of this Annual Report, until such time as our non-affiliate public float exceeds $75 million. The amount of funds we can raise through primary non-affiliate public offerings of securities in any 12-month period using our registration statement on Form F-3 is limited to one-third of the aggregate market value of the ordinary shares held by non-affiliates of the Company, which limitation may change over time based on our stock price, number of ordinary shares outstanding and the percentage of ordinary shares held by non-affiliates. These factors raise substantial doubt about our ability to continue as a going concern within one year after the date that the financial statements are issued. The independent auditor’s report for the fiscal year ended 30 June 2023 included an explanatory paragraph in relation to the going concern uncertainty.

If the Company is unable to obtain additional funds on favorable terms or at all, it may be required to cease or reduce its operations. Our future success is dependent upon our ability to obtain additional funding. There can be no assurance, however, that we will be successful in obtaining such funding in sufficient amounts, on terms acceptable to us, or at all. Also, if the Company raises more funds by selling additional securities, the ownership interests of holders of its securities will be diluted.

Global economic uncertainty caused by rising inflation, political instability, and conflicts and other events of geopolitical significance, such as the conflict between Russia and Ukraine, and the recent conflict between Israel and Gaza, could adversely affect our business and financial performance.

Negative global economic conditions may pose challenges to the Company’s business strategy, which relies on access to capital from financial markets and/or investment by other companies. Failure to obtain sufficient funding on acceptable terms could have a material adverse effect on our business, results of operations and financial condition. Negative conditions in the global economy, including credit markets and the financial services industry, have generally made equity and debt financing more difficult to obtain, and may negatively impact the Company’s ability to complete financing transactions. We are currently operating in a period of economic uncertainty and capital markets disruption, which has been significantly impacted by the geopolitical instability due to the ongoing military conflict between Russia and Ukraine and the recently erupted conflict between Israel and Gaza. Our business, financial condition, and results of operations may be materially adversely affected by the negative impact on the global economy and capital markets resulting from the conflict in Ukraine or any other geopolitical tensions. U.S. and global markets are experiencing volatility and disruption following the escalation of geopolitical tensions, including the military conflict between Russia and Ukraine and the recent conflict between Israel and Gaza as well as any additional escalations that may develop in the Middle East region. Although the length and impact of these ongoing military conflicts are highly unpredictable, the conflict in Ukraine and the recent conflict between Israel and Gaza have led to market disruptions, including significant volatility in commodity prices, credit and capital markets, as well as supply chain disruptions.

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

We face potential product liability claims, and, if successful claims are brought against us, we may incur substantial liability and costs. If the use of our product candidates harms patients, or is perceived to harm patients even when such harm is unrelated to our product candidates, our regulatory approvals could be revoked or otherwise negatively impacted and we could be subject to costly and damaging product liability claims.

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

Despite the implementation of security measures, our internal computer and information technology systems and those of our current and any future CROs and other contractors, consultants and collaborators are vulnerable to damage from computer viruses, cyber-attacks, unauthorized access, natural disasters, terrorism, war and telecommunication and electrical failures. Such events could cause interruptions of our operations. While we have not experienced any material system failure, accident or security breach to date, if such an event were to occur and cause interruptions in our operations, it could result in a disruption of our development programs and our business operations, whether due to a loss of our trade secrets or other similar disruptions. One of our major suppliers did experience a cyber attack in April 2023 but it did not result in any material system failure and had no long term impact on our business. For example, the loss of clinical trial data from ongoing or future clinical trials or data from preclinical studies could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. Likewise, we rely on third parties to manufacture our product candidates and will rely on third parties to conduct future clinical trials, and similar events relating to their computer systems could also have similar consequences to our business. To the extent that any disruption or security breach were to result in a loss of, or damage to, our data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur liability and the further development and commercialization of our product candidates could be delayed and become more expensive.

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

We have not carried out any formal analysis as to whether we have met the COT or, failing the COT, the SBT or similar business test over relevant periods. In addition, future shareholding changes may result in a significant ownership change for us. It is therefore uncertain as to whether any of our tax losses carried forward as of 30 June 2023 will be available to be carried forward and available to offset our assessable income, if any, in future periods.

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

The Company is a public company limited by shares and is registered and operates under the Australian Corporations Act 2001. Half of the Company’s directors and officers reside outside of the United States. In addition, a substantial portion of the directly owned assets of the Company are located outside of the United States. As a result, it may be difficult or impossible for investors to effect service of process within the United States against the Company or its directors and officers or to enforce against them any of the judgments, including those obtained in original actions or in actions to enforce judgments of the U.S. courts, predicated upon the civil liability provisions of the federal or state securities laws of the United States. There is doubt as to the enforceability in the Commonwealth of Australia, in original actions or in actions for enforcement of judgments of U.S. courts, of civil liabilities predicated solely upon federal or state securities laws of the U.S., especially in the case of enforcement of judgments of U.S. courts where the defendant has not been properly served in Australia.

Our failure to meet the continued listing requirements of Nasdaq could result in a delisting of our common stock, which could negatively impact the market price and liquidity of our common shares and our ability to access the capital markets.

Our common stock is listed on the Nasdaq Capital Market. If we fail to satisfy the continued listing requirements of Nasdaq, such as the corporate governance requirements or the minimum closing bid price requirement, Nasdaq may take steps to delist our common stock. Such a delisting would have a negative effect on the price of our common stock, impair the ability to sell or purchase our common stock when persons wish to do so, and any delisting materially adversely affect our ability to raise capital or pursue strategic restructuring, refinancing or other transactions on acceptable terms, or at all. Delisting from the Nasdaq Capital Market could also have other negative results, including the potential loss of institutional investor interest and fewer business development opportunities. In the event of a delisting, we would attempt to take actions to restore our compliance with Nasdaq’s listing requirements, but we can provide no assurance that any such action taken by us would allow our common stock to become listed again, stabilize the market price or improve the liquidity of our common stock, prevent our common stock from dropping below the Nasdaq minimum bid price requirement or prevent future non-compliance with Nasdaq’s listing requirements.

On December 9, 2022, we received a notice from the Nasdaq Listing Qualifications Department of The Nasdaq Capital Market (“Nasdaq”) informing us that because the closing bid price of our common stock had been below $1.00 per share for 30 consecutive business days, we no longer complied with the minimum bid price requirement for continued listing on The Nasdaq Capital Market. Nasdaq Listing Rule 5550(a)(2) (the “Rule”) requires listed securities to maintain a minimum bid price of $1.00 per share, and Listing Rule 5810(c)(3)(A) provides that a failure to meet the minimum bid price requirement exists if the deficiency continues for a period of 30 consecutive business days. The notice had no immediate effect on the listing or the trading of our common stock on The Nasdaq Capital Market. Pursuant to Nasdaq Marketplace Rule 5810(c)(3)(A), the notice letter stated that we had an initial compliance period of 180 calendar days to regain compliance with the minimum bid price requirement. To regain compliance, the closing bid price of our common stock must meet or exceed $1.00 per share for a minimum of 10 consecutive business days during the 180 calendar day grace period. If at any time during this period the bid price of the company’s ADSs closes at or above US$1.00 per share for a minimum of ten consecutive business days, the company will regain compliance with the minimum bid requirement.

On April 13, 2023, we received a letter from the Listing Qualifications Staff (the “Staff”) of Nasdaq confirming the Company had regained compliance with Nasdaq’s minimum bid price requirement under Listing Rule 5550(a)(2). In the letter received on April 13, 2023, the Staff determined that, during the ten consecutive business days from March 29, 2023 to April 12, 2023, the closing bid price of the Company’s ADSs has been at $1.00 per share or greater and accordingly, the Company has regained compliance with Listing Rule 5550(a)(2). The Company also issued an ASX announcement titled, “Kazia Regains Compliance with Nasdaq Minimum Bid Price Requirement” and filed a Form 6-K with the SEC announcing that the Company had regained compliance.

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

The delisting of our ordinary shares on the ASX may adversely affect the price, liquidity and value of the ADSs.

On 11 October 2023, we announced our intention to delist from the ASX, which is anticipated to become effective on or around 14 November 2023. If the proposed delisting is completed, our ordinary shares will no longer be quoted or traded on the ASX and only the ADSs will be listed on the Nasdaq Stock Market, and as a result, shareholders will no longer be able to trade their ordinary shares on the ASX. Following the completion of the delisting, the Company’s ordinary shares will only be capable of being traded on Nasdaq in the form of ADSs, which will require shareholders to transfer their ordinary shares to ADSs to trade on Nasdaq and engage a suitably qualified Australian broker or a U.S. based broker who is able to trade on Nasdaq, or by off-market, private transactions, which will require shareholders to identify and agree terms with potential purchasers of ordinary shares. In addition, following the completion of the delisting, the Company will no longer be subject to the ASX Listing Rules. We cannot predict the effect of the proposed delisting on the value of our ADSs, however the delisting may restrict the liquidity of these securities by providing only one market on which to trade our securities, which may impair the development or liquidity of an active trading market for the ADSs in the U.S.

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

If we are, a passive foreign investment company, or PFIC, there could be adverse U.S. federal income tax consequences to U.S. investors.

Based on the composition of our assets and income, we believe that we were not a PFIC for U.S. federal income tax purposes with respect to our 2022 taxable year. However, there can be no assurance that we will not be considered a PFIC in the current year or for any future taxable year. Our treatment as a PFIC could result in a reduction in the after-tax return to the U.S. holders of our ordinary shares or ADSs and would likely cause a reduction in the value of such ordinary shares or ADSs. For U.S. federal income tax purposes, we will be classified as a PFIC for any taxable year in which either (i) 75% or more of our gross income is passive income, or (ii) at least 50% of the average quarterly value of all of our assets for the taxable year produce or are held for the production of passive income. If we are classified as a PFIC for U.S. federal income tax purposes, highly complex rules will apply to U.S. holders owning ordinary shares or ADSs. Accordingly, you are urged to consult your tax advisors regarding the application of such rules. See Item 10—Additional Information—Taxation, United States Federal Income Tax Consequences for a more complete discussion of the U.S. federal income tax risks related to owning and disposing of our ordinary shares or ADSs.

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

We may lose our foreign private issuer status, which would then require us to comply with the Exchange Act’s domestic reporting regime and cause us to incur significant legal, accounting and other expenses.

We are a foreign private issuer. In order to maintain our current status as a foreign private issuer, at least 50% of our outstanding ordinary shares must continue to be either directly or indirectly owned of record by non-residents of the United States. If more than 50% of our outstanding ordinary shares are instead held by U.S. residents, then in order to continue to maintain our foreign private issuer status, (i) a majority of our executive officers or directors must not be U.S. citizens or residents, (ii) more than 50% of our assets must not be located in the United States, and (iii) our business must be administered principally outside the United States.

Losing our status as a foreign private issuer would require us to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers. We also will be required to make changes in our corporate governance practices in accordance with various SEC and Nasdaq rules. The regulatory and compliance costs to us under U.S. securities laws, if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer, would be significantly higher than the cost we would incur as a foreign private issuer. As a result, we would expect that a loss of foreign private issuer status will increase our legal and financial compliance costs and will make some activities highly time consuming and costly. We also expect that if we will be required to comply with the rules and regulations applicable to U.S. domestic issuers, it will make it more difficult and expensive for us to obtain director and officer liability insurance; we may therefore be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified members of our board of directors.

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

Resignation of Chairman

Kazia announced that Dr John Friend joined the Kazia Board as Managing Director on 1 August 2023. Kazia announced the resignation of Mr. Iain Ross as Chairman and non-executive director on 11 August 2023. The Board of Directors elected Dr John Friend as Interim Chairman on 11 August 2023.

Kazia announces voluntary delisting from ASX

On 11 October 2023 Kazia announced that it submitted a formal application to the ASX to be removed from the official list of the ASX (Official List) in accordance with ASX Listing Rule 17.11 (Delist or the Delisting). This formal request follows the receipt of in-principle advice from the ASX in relation to the proposed Delisting, subject to the satisfaction of certain conditions. The Board has ultimately determined that the costs, administrative burden and commercial disadvantages of remaining listed on ASX outweigh any benefits of a continued ASX listing. Following the Delisting, the Company will maintain its listing on the Nasdaq and the fully paid ordinary shares of the Company will no longer be quoted on the ASX.

B. Business overview

The ongoing principal business of the Company has been pharmaceutical drug development. The Company is an emerging oncology-focused biotechnology company that has a portfolio of development candidates, diversified across several distinct technologies, with the potential to yield first-in-class and best-in-class agents in a range of oncology indications.

Paxalisib

Kazia’s lead program is paxalisib, (formerly known as GDC-0084), an investigational brain-penetrant inhibitor of the PI3K / Akt / mTOR pathway, that was specifically designed to treat brain cancer.

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

The development candidate was granted the International Non-Proprietary Name (INN) ‘paxalisib’ by the World Health Organisation in December 2019. This was confirmed as the United States Adopted Name (USAN) by the USAN Council in April 2020. Paxalisib is orally administered and is presented in a 15mg capsule formulation. The development candidate is the subject of IND 112,608 with the U.S. Food and Drug Administration (“FDA”).

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

Paxalisib was granted orphan drug designation (ODD) by the FDA for glioblastoma in February 2018, and for the broader indication of glioma in August 2020 and ODD for atypical rhabdoid/teratoid tumours (AT/RT), a rare highly-aggressive childhood brain cancer, in June 2022. The development candidate also received Fast Track designation (FTD) for glioblastoma in August 2020, and Rare Pediatric Disease Designation (RPDD) for diffuse midline gliomas in August 2020. Collectively, these special designations provide paxalisib with enhanced access to FDA, a waiver of PDUFA fees, a period of regulatory exclusivity and, in the specific case of RPDD, the potential to secure a pediatric Priority Review Voucher (pPRV) should paxalisib be first approved in this indication.

Brain cancers account for about 15% of pediatric cancers and are the second most common type of cancer in children whereas over 300,000 adults are diagnosed every year with primary brain cancer. We believe Paxalisib, by design, has the potential to be an integral component to precision medicine. As a targeted therapeutic, we have focused many of the ongoing trials to evaluate paxalisib in patients who have PI3K pathway mutations. Enrolling clinical trials with patients who have the potential to have the greatest response and benefits accelerates clinical trial recruitment and time to commercialization. The overall clinical development strategy for paxalisib has been crafted into three core pillars. Within the adult brain cancer pillar, we have four ongoing clinical studies across three different patient populations. There are two actively recruiting clinical studies and one recently completed study in the pediatric brain cancer pillar. Within the brain metastases pillar, there are three ongoing studies.

Paxalisib in Adult Brain Cancer

Glioblastoma (GBM) is a fast-growing and aggressive brain tumour. Paxalisib is being developed primarily for the ~65% of newly-diagnosed unmethylated GBM patients who generally do not respond to existing chemotherapy with temozolomide. The final data from a phase II study in newly diagnosed GBM patients reported promising signals of clinical activity with paxalisib and was presented at two global conferences in 2023.

GBM AGILE Pivotal study Phase II / III Clinical Trial in Glioblastoma (NCT03970447)

Paxalisib commenced recruitment to GBM AGILE a phase II / III adaptive clinical trial in glioblastoma, in January 2021. GBM AGILE (Glioblastoma Adaptive Global Innovative Learning Environment) is sponsored by the Global Coalition for Adaptive Research, a US-based 501©(3) non-profit organization dedicated to advancing the development of new therapies via the application of cutting-edge statistical methodologies. The goal is to expedite the approval of new drugs for this disease. The study is a platform study, or master protocol study, in which multiple experimental agents are evaluated in parallel, and are compared against a shared control arm. GBM AGILE uses an adaptive Bayesian statistical design to ensure that only the number of patients required to reach a definitive answer are enrolled. Three patient populations are included in the study: newly diagnosed patients with unmethylated MGMT promotor status, newly diagnosed patients with methylated MGMT promotor status, and recurrent patients. Paxalisib participated in the first and third of these groups but not patients with methylated MGMT promotor status in this study.

We announced on 1 August 2022 that the company had been advised by GCAR that the first stage of the paxalisib arm had completed recruitment. The treatment arm did not meet pre-defined criteria for continuing to a second stage, and patients enrolled in the first stage of the paxalisib arm continued on treatment as per protocol, and in follow-up, until completion of the final analysis, which we anticipate receiving in 2H CY2023. Depending on the results of the study, Kazia may use such data to support submission of a new drug application for marketing authorisation to the FDA.

LUMOS2 phase II study

Kazia is supporting the University of Sydney on a molecularly guided phase II clinical study evaluating paxalisib in adult patients with recurrent/progressive isocitrate dehydrogenase (IDH) mutant grade 2 and 3 gliomas (G2/3 gliomas). The LUMOS2 study is sponsored by the University of Sydney with a goal of investigating targeted therapeutics in these patients who have limited options. The study is expected to enroll up to 76 patients with PI3K pathway mutations and will be a multicenter study at several Australian sites, with the potential to expand internationally. We anticipate enrollment to commence in 4Q CY2023.

Weill Cornell Medicine Phase II Study in Glioblastoma in Combination with Ketogenesis (NCT05183204)

In June 2021, the company entered into an agreement with the Joan & Sanford I Weill Medical College of Cornell University in New York, NY, known generally as Weill Cornell Medicine, for an investigator-initiated phase II clinical trial combining paxalisib with ketogenesis in patients with newly- diagnosed and recurrent glioblastoma. In addition to the general interest in ketogenic diets as a potential adjunct to treatment for various forms of cancer, research by Professor Lew Cantley and colleagues has demonstrated the potential for insulin to antagonize PI3K inhibition. A significant and growing body of research has suggested the potential for ketogenic diets to provide benefit in a range of tumour types, including glioblastoma. Administering a PI3K inhibitor in the context of minimal insulin secretion may allow the drug to achieve its full potential, and a combination of ketogenic diet and metformin will be used in this study to achieve a hypoinsulinaemic state. Professor Cantley serves as a scientific advisor to the study, and Dr Howard Fine, a highly experienced neuro-oncologist, will serve as Principal Investigator. The study is actively enrolling in two cohorts of GBM patients, and we anticipate providing an update to this study in 4Q CY2023.

Dana Farber Cancer Institute (DFCI) Phase II Study in Primary Central Nervous System Lymphoma (PCNSL) (NCT04906096)

In September 2020, the company signed an agreement with Dana-Farber Cancer Institute in Boston, MA, for an investigator-initiated phase II clinical study of paxalisib in patients with primary CNS lymphoma (PCNSL) (NCT04906096). This study commenced recruitment in June 2021. Four of the five FDA-approved PI3K inhibitors are indicated for various forms of lymphoma, so this is considered a high-potential indication for paxalisib. The unique brain-penetrant qualities of paxalisib make it suitable for investigation in this patient group. The study is expected to recruit around 25 patients. The Principal Investigator is Professor Lakshmi Nayak, a highly experienced clinical researcher in brain cancer, with a specialist interest in PCNSL. The study commenced recruitment in June 2021 and remains ongoing. We anticipate providing a clinical update to this study in 4Q CY2023.

Paxalisib in Pediatric Brain Cancer

Brain cancer is the most common malignancy of childhood and represents about one third of all childhood cancer deaths. The PI3K/AKT/mTOR pathway is frequently upregulated in pediatric cancers and therefore therapeutics that target those pathways could lead to well long-awaited regulatory approvals. Diffuse intrinsic pontine glioma (DIPG) is the most common of a group of childhood brain cancers known as diffuse midline gliomas (DMGs). The disease has no FDA approved drug treatments and average survival from diagnosis is approximately 10 months. Kazia recognizes the critical importance and immense unmet need and is exploring paxalisib in two common forms of childhood cancer—DIPGs and Advanced Childhood Cancer with PI3K/mTOR mutations.

St Jude Children’s Hospital Phase I Study in Diffuse Intrinsic Pontine Glioma (DIPG) (NCT03696355)

In February 2020, the company’s collaborators at St Jude Children’s Research Hospital in Memphis, TN completed recruitment to a phase I investigator- initiated clinical study of paxalisib in diffuse intrinsic pontine glioma (DIPG), a rare but highly aggressive childhood brain cancer with no approved pharmacological treatments. The St Jude study (NCT03696355) sought to establish an MTD in the pediatric population before enrolling an expansion cohort to seek definitive signals of efficacy. The St Jude study is primarily funded by the hospital, with support via a financial grant from Kazia. In September 2019, the company announced that a pediatric MTD of 27 mg/m2 had been determined, which is approximately comparable to the doses used in adult clinical studies. The investigators reported interim data in an oral presentation at the SNO Annual Meeting in November 2020. The study met its primary objective and determined a maximum tolerated dose for pediatric use of 27 mg/m2. 27 patients were recruited, of whom 24 received at least one dose of paxalisib. The safety profile and pharmacokinetics were highly consistent with the adult data.

PNOC022 phase II Study in Diffuse Intrinsic Pontine Glioma (DIPG) (NCT05009992)

In December 2020, the company entered into a letter of intent with the Pacific Pediatric Neuro-Oncology Consortium (PNOC), an international consortium focused on the development of novel combination therapies, to execute an investigator-initiated phase II adaptive platform study of paxalisib in patients with DIPG and other DMGs, a group which collectively constitutes one of the most aggressive childhood cancers. The study will explore paxalisib in combination with ONC-201, a small-molecule investigational new drug which targets dopamine receptor D2 (DRD2), and which is manufactured by Oncoceutics, Inc, a wholly-owned subsidiary of Chimerix, Inc. The St Jude phase I study in DIPG has already provided useful information regarding dosing and safety of paxalisib in a pediatric population, but it has always been assumed that combination therapy would be required to achieve meaningful efficacy in such an aggressive tumour. The PNOC DIPG study is supported by preclinical data from an international consortium of scientists led by Associate Professor Matt Dun at the Hunter Medical Research Institute at the University of Newcastle, Australia. Dr Dun’s work has identified PI3K pathway activation as a primary resistance mechanism to ONC201 and has demonstrated synergistic activity when the two drugs are combined in preclinical models of DIPG. This work was the subject of a poster presentation at the annual International Symposium on Pediatric Neuro-Oncology (ISPNO) conference in Hamburg, Germany, in June 2022. Dr Dun also reported case studies of two patients who had received the combination therapy through compassionate access and who had demonstrated marked clinical improvement while on therapy. The study enrollment has been very robust since opening in late 2021 and the study team at PNOC and University of California, San Francisco (UCSF) are preparing data for interim analysis, which is expected in 4Q CY2023.

OPTIMISE phase II study

Kazia entered into a collaboration with the Australian and New Zealand Children’s Haematology / Oncology Group (ANZCHOG) in March 2023 for a phase II clinical study examining paxalisib as a targeted therapeutic in children with advanced solid tumours, including brain tumours. The study, named OPTIMISE, is the first Australian-led clinical trial of paxalisib and will combine the drug with chemotherapy for children with PI3K pathway mutations in their tumours. Enrollment for this study is expected to commence in 4Q CY2023.

Paxalisib in Brain Metastases

Brain metastases occur when cancer cells spread from their original site to the brain, and treatment options are very limited. Brain metastases are a common complication of many tumours, but are particularly common in breast cancer, lung cancer, and melanoma and account for 67%—89% of all cancers. Brain metastases are typically highly resistant to treatment and survival rates are generally low. Radiotherapy is a common treatment modality for brain metastases. Despite some efficacy, patients typically become resistant over time, and repeat courses of radiotherapy can be associated with significant neurological toxicity. Additionally, PI3K pathway mutations are common in brain metastasis and are frequently associated with a worse prognosis.

MSKCC phase I clinical study in Brain Metastases in Combination with Radiotherapy (NCT04192981)

Paxalisib is the subject of an ongoing phase I clinical study in patients with brain metastases and leptomeningeal metastases who harbor PI3K pathway mutations in combination with radiotherapy sponsored by Memorial Sloan Kettering Cancer Center in New York, NY. Whole brain radiotherapy (WBRT) is a ubiquitous therapeutic modality in this patient population, with an estimated 200,000 patients receiving treatment each year in the United States alone. Encouraging safety and clinical activity from this study was presented by the lead investigator, Dr. Jonathan Yang in August 2022 at the ASCO/SNO CNS meeting held in Toronto, Canada. Interim data from the first stage of the study indicated that all 9 evaluable patients experienced complete or partial response, representing an overall response rate (ORR) of 100%, according to RANO-BM criteria. The patients comprised a range of primary tumors, with breast cancer the most common, representing one third of patients. The phase I expansion cohort is currently enrolling and two well known cancer centers have joined MSKCC in this study: Miami Cancer Institute and Fred Hutchinson Cancer Center in Seattle, WA. The trial is designed in two stages: an initial exploratory stage and a confirmatory expansion stage. Recruitment to the expansion stage has already commenced, with the objective of recruiting an additional 12 patients. Preliminary data from the expansion cohort is anticipated by 1Q CY2024.

Alliance for Clinical Trials in Oncology Phase II Genomically-Guided Study in Brain Metastases (NCT03994796)

The Alliance for Clinical Trials in Oncology is sponsoring a phase II multi-drug study of multiple agents in the treatment of brain metastases from any primary tumour (NCT03994796) and substantially funded by the US National Cancer Institute. The study assigns patients to either paxalisib (PI3K mutations), abemaciclib (CDK4/6 mutations) (Eli Lilly & Co), or entrectinib (ROS/Trk mutations) (Genentech, Inc) on the basis of their tumor’s genetic characteristics. Each drug is investigated in parallel in three patient cohorts: breast cancer, lung cancer, and other tumors. In June 2022, Kazia was informed that paxalisib had graduated to an expansion stage of the study in breast cancer, with work ongoing in the other two cohorts. The enrollment is ongoing for all cohorts including the expansion stage of the study in breast cancer brain metastases patients.

Dana Farber Cancer Institute (DFCI) Phase II Study in HER2+ Breast Cancer Brain Metastases in Combination with Trastuzumab (NCT03765983)

Dr Jose Pablo Leone is the Principal Investigator to a phase II study in patients with HER2-positive breast cancer brain metastases, a population for which there are no approved pharmacological treatments, in which paxalisib is administered in combination with Herceptin (trastuzumab), sponsored by Dana-Farber Cancer Institute in Boston, MA. The Dana-Farber study is primarily funded by the hospital, with support via a financial grant from Kazia. Enrollment is ongoing and we anticipate providing a study update in 4Q CY2023.

Fast Track Designation

We received Fast Track Designation (FTD) by the FDA in July 2023 for paxalisib for the treatment of solid tumour brain metastases harboring PI3K pathway mutations in combination with radiation therapy, based on the promising clinical data from an interim analysis of the MSKCC phase 1 trial.

To be awarded FTD, drugs must generally be able to show some potential advantage over existing therapies, either in terms of safety or efficacy. The key benefits of FTD comprise enhanced access to FDA, with regular and more frequent opportunities for consultation and discussion. In addition, drugs with FTD may be eligible for Accelerated Approval, in which a new medicine is approved based on a surrogate endpoint, and Priority Review, in which the standard 12-month review process may be reduced to eight months. Drugs with FTD may also receive a ‘rolling review’ of their NDA submission, in which sections are submitted for review as they become available, potentially expediting the approval process.

EVT801

Kazia is also developing EVT801, a small-molecule selective inhibitor of vascular endothelial growth factor receptor 3 (VEGFR3). EVT801 was originally discovered by Sanofi SA and was licensed to Evotec SE as part of a broader transaction. Evotec conducted an extensive program of preclinical development, which showed compelling evidence of activity in broad range of animal models. The drug was licensed to Kazia in April 2021.

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

For several decades, it has been clear that growing tumors require an extensive network of newly formed blood vessels and lymphatic vessels to satisfy their substantial nutrient requirements. Drugs which inhibit the formation of new blood vessels (angiogenesis inhibitors) have proven effective in a wide range of solid tumors, with Avastin (bevacizumab) being the best-known example of the class. However, the use of such drugs is limited by hypoxia- induced resistance mechanisms and, in the case of many small-molecule inhibitors, by toxicity. EVT801 was designed to respond to these challenges by selectively targeting lymphangiogenesis, the formation of new lymphatic vessels. Doing so, and with a high degree of selectivity, is expected to provide many of the same benefits as inhibition of angiogenesis, but without the attendant problems of resistance and toxicity.

In addition, drugs which target VEGF receptors have shown the potential to alter the population of immune cells within the tumour micro-environment, thereby potentially making ‘cold’ tumors more susceptible to immuno-oncology agents such as checkpoint inhibitors. We believe that preclinical evidence supports this hypothesis with EVT801 and may provide a second and almost entirely distinct mechanism of action through which the EVT801 may provide benefit to cancer patients.

Phase I Study in Advanced Solid Tumors (NCT05114668)

In November 2021, Kazia commenced recruitment to a phase I, first-in-human, multiple-ascending-dose, clinical trial of EVT801 in patients with advanced solid tumors which seeks to explore both of these mechanisms (inhibition of lymphangiogenesis and modulation of tumor immune micro-environment), The trial is being performed at two hospitals in France: Oncopole in Toulouse and Centre Léon Beraud in Lyons and will aim to recruit up to 96 patients with advanced cancer. In addition to the primary endpoints of safety and tolerability, the study is designed to include a rich array of biomarkers that will allow a deeper understanding of the drug’s pharmacology and may inform design of subsequent studies.

Preclinical data showed EVT801 to be active against a broad range of tumour types and has shown evidence of synergy with immuno-oncology agents. Over the course of FY 2023, interim data from the phase I study and preclinical EVT801 data has been presented at a number of global conferences, including AACR and ESMO. We anticipate providing additional EVT801 updates and presentations of data at medical conferences in 4Q CY2023.

Significant changes in the state of affairs

There were no significant changes in the state of affairs of the consolidated entity during the financial year.

Anticipated milestones

We anticipate that during fiscal year 2024:

•	Final data will be reported from the phase II/III GBM AGILE clinical study of paxalisib in glioblastoma

•	Interim results will be reported from the phase II PNOC clinical trial of paxalisib in combination with ONC201;

•	Interim results will be reported from the phase II clinical trial of paxalisib in combination with trastuzumab in breast cancer metastases;

•	Interim results will be reported from the phase II genomically-guided study of paxalisib in brain metastases;

•	Interim results will be reported from the phase I study of paxalisib in combination with radiotherapy in brain metastases; and

•	Final data will be reported from the phase I study of paxalisib in children with DIPG.

R&D Pipeline

Paxalisib in metastatic melanoma

Data from an ongoing research collaboration with the Huntsman Cancer Institute at the University of Utah in Salt Lake City, UT has shown paxalisib to be active in vitro and in vivo against a range of preclinical models of metastatic melanoma, the most aggressive form of skin cancer. The data suggested substantial activity for paxalisib as monotherapy in preclinical mouse models and was presented at the 19th International Congress of the Society for Melanoma Research, held in Edinburgh, Scotland.

Paxalisib in solid tumours

Kazia’s collaboration with QIMR Berghofer Medical Research Institute, one of Australia’s foremost cancer research centers, is currently exploring novel uses of paxalisib in solid tumours. The collaboration is based on research that identified an entirely separate effect of PI3K inhibition: as a modulator of the immune microenvironment within and around the tumour. Administration of PI3K inhibitors such as paxalisib, at doses and frequencies different to those conventionally used, may activate the immune system in the tumour, making it more susceptive to immunotherapy. This could therefore open up an important opportunity for paxalisib in combination with other drugs for the treatment of diseases such as breast cancer and lung cancer. The collaboration is ongoing and will build on initial research that has already led to the filing of a provisional patent in 2022, including the use of paxalisib as an immune modulator in the treatment of diseases such as breast cancer.

Broad Clinical Program Ongoing

Sponsor	Phase	Indication	Registration

PAXALISIB

Global Coalition for Adaptive Research	II / III	Glioblastoma	NCT03970447

Weill Cornell Medicine	II	Glioblastoma (with ketogenesis)	NCT05183204

Alliance for Clinical Trials in Oncology	II	Brain metastases	NCT03994796

Dana-Farber Cancer Institute	II	Breast cancer brain metastases (with Herceptin)	NCT03765983

Dana-Farber Cancer Institute	II	Primary CNS lymphoma	NCT04906096

University of Sydney	I/II	Grade 2/3 IDH-mutant adult gliomas	TBD

Pacific Pediatric Neuro-Oncology Consortium	II	DIPG (childhood brain cancer)	NCT05009992

Aus. & NZ Children’s Oncology Group	II	Advanced solid tumours in children	TBD

St Jude Children’s Research Hospital	I	DIPG	NCT03696355

Memorial Sloan Kettering Cancer Center	I	Brain metastases (with radiotherapy)	NCT04192981

EVT801

Kazia Therapeutics	I	Advanced solid tumours	NCT05114668

Clinical Development Overview

IDH: Isocitrate dehydrogenase, DIPG: Diffuse Intrinsic Pontine Glioma, AT/RT: Atypical Teratoid Rhabdoid Tumor, CNS: central nervous system, TNBC: triple negative breast cancer, VEGFR3: vascular endothelial growth factor receptor 3

Patent Protection

The Company has an aggressive global Intellectual Property (“IP”) strategy to protect its key assets and we have partnered with a large Australian law firm to lodge patents that seek to provide protection for our assets. The patent strategy is adapted for each technology platform and the principle mode of protection is through the patenting procedure, seeking to obtain exclusive licenses for all its key inventions and drug pipeline. The overarching strategy in the IP portfolio is to cover the three critical corner stones of pharmaceutical patent: composition of matter (the breadth structures covered in the patent), method of manufacture (the chemical processes used to manufacture the compounds disclosed in the patent) and method of use. Patents are submitted initially as provisional applications and after 12 months’ progress through to a Patent Cooperation Treaty (“PCT”) application.

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

U.S. Regulatory Requirements

The FDA regulates and imposes substantial requirements upon the research, development, pre-clinical and clinical testing, labelling, manufacture, quality control, storage, approval, advertising, promotion, marketing, distribution, import and export of pharmaceutical products including drugs and biologics, as well as significant reporting and record-keeping obligations. State governments may also impose obligations in some of these areas.

In the United States, pharmaceutical products are primarily regulated by the FDA under the Federal Food, Drug, and Cosmetic Act (“FDCA”) and its implementing regulations, and in the case of biologics, the Public Health Service Act and its implementing regulations. The Company believes that the FDA will regulate its products as drugs. The process required by the FDA before drugs may be marketed in the United States generally involves the following:

•

pre-clinical laboratory evaluations, including formulation and stability testing, and animal tests performed under the FDA’s Good Laboratory Practices regulations to assess pharmacological activity and toxicity potential;

•

submission and review of an IND Application, including results of pre-clinical studies, clinical experience (if any), manufacturing information, and protocols for clinical trials, which must become effective before clinical trials may begin in the United States;

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

Human clinical trials are typically conducted in three sequential phases that may overlap, which are:

•

Phase I: The drug is initially introduced into healthy human subjects or patients and tested for safety and dosage tolerance. For oncology medicines, patients with the target disease are usually enrolled rather than healthy patients. Absorption, metabolism, distribution, and excretion testing, among other tests, are generally performed at this stage. These studies may also provide early evidence of effectiveness. The maximum tolerated dose of the drug may be calculated from phase I studies;

•

Phase II: The drug is studied in controlled, exploratory therapeutic trials in a limited number of subjects with the disease or medical condition for which the new drug is intended to be used in order to identify possible adverse effects and safety risks, to determine the preliminary or potential efficacy of the product for specific targeted diseases or medical conditions, and to determine dosage tolerance and the optimal effective dose; and

•

Phase III: While phase II studies help demonstrate that a specific dosage range of the drug may be effective and the drug has an acceptable safety profile, controlled, large-scale therapeutic, phase III trials are undertaken at multiple study sites to demonstrate clinical efficacy and to further test for safety in an expanded patient population. These studies are used to evaluate the overall benefit – risk relationship of the drug and provide a basis for physician labelling.

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

A user fee, pursuant to the requirements of the Prescription Drug User Fee Act (“PDUFA”), and its amendments, applies to NDAs, unless exempted. The FDA adjusts the PDUFA user fees on an annual basis. PDUFA also imposes an annual product fee for prescription drugs and biologics, and an annual establishment fee on facilities used to manufacture prescription drugs and biologics. A written request can be submitted for a waiver under certain circumstances. Waivers may be possible for the application fee for the first human drug application that is filed by a small business, as defined by the FDCA, but there are no small business waivers for product or establishment fees. Waivers may also be possible for one or more fees, upon written request, when a waiver or reduction is necessary to protect the public health, the user fees would present a significant barrier to innovation, or the fees are anticipated to exceed the present or future costs incurred by FDA. Applications for products designated as orphan drugs are not subject to the application fee unless the application includes an indication for other than a rare disease or condition. The Company is not at the stage of development with its products where it is subject to these fees, but they are significant expenditures that may be incurred in the future and must be paid at the time of application submissions to FDA, as applicable.

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

FDA provides programs intended to facilitate and expedite development and review of new products that are intended to address an unmet medical need in the treatment of a serious or life-threatening disease or condition. These programs are referred to as fast track designation, breakthrough therapy designation and priority review designation. These designations are not mutually exclusive, and a product candidate may qualify for one or more of these programs. While these programs are intended to expedite product development and approval, they do not alter the standards for FDA approval. The FDA may designate a product for fast-track designation if it is intended, whether alone or in combination with one or more other products, for the treatment of a serious or life-threatening disease or condition, and it demonstrates the potential to address unmet medical needs for such a disease or condition. For products with fast-track designation, sponsors may have more frequent interactions with the FDA, the product is potentially eligible for accelerated approval and priority review, if relevant criteria are met. A product may be designated as a breakthrough therapy if it is intended, either alone or in combination with one or more other products, to treat a serious or life-threatening disease or condition and preliminary clinical evidence indicates that the product may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. The FDA may take certain actions with respect to breakthrough therapies, including holding meetings with the sponsor throughout the development process; providing timely advice to the product sponsor regarding development and approval; involving more senior staff managers in the review process; assigning a cross-disciplinary lead for the review team; and taking other steps to design the clinical trials in an efficient manner. The FDA may designate a product for priority review if it is a product that treats a serious condition and, if approved, would provide a significant improvement in safety or effectiveness when compared with other available therapies. Additionally, drug approval under the accelerated approval pathway may be based on evidence of clinical effect on a surrogate endpoint or intermediate clinical endpoint that is reasonably likely to predict clinical benefit. A post-marketing clinical study will be required to verify clinical benefit, and other restrictions to assure safe use may be imposed.

Under the Drug Price Competition and Patent Term Restoration Act of 1984, a sponsor may obtain marketing exclusivity for a period of time following FDA approval of certain drug applications, regardless of patent status, if the drug is a new chemical entity or if new clinical studies were required to support the marketing application for the drug. This marketing exclusivity prevents a third party from obtaining FDA approval for an identical or nearly identical drug under an Abbreviated New Drug Application. The statute also allows a patent owner to obtain an extension of applicable patent terms for a period equal to one-half the period of time elapsed between the filing of an IND and the filing of the corresponding NDA plus the period of time between the filing of the NDA and FDA approval, with reductions taken for any time an applicant did not act with due diligence. There is a five-year maximum patent extension and a maximum of 14 years protection from product approval. The Company cannot be certain that it will be able to take advantage of either the patent term extension or marketing exclusivity provisions of these laws.

European Union Regulatory Requirements

Outside the United States, the Company’s ability to market its products will also be contingent upon receiving marketing authorizations from the appropriate regulatory authorities and compliance with applicable post-approval regulatory requirements. Although the specific requirements and restrictions vary from country to country, as a general matter, foreign regulatory systems include risks similar to those associated with FDA regulation, described above. In the EU, a marketing authorization application may be submitted either under a centralized or a national procedure. Under the centralized procedure, a single application to the European Medicines Agency (“EMA”) leads to an approval granted by the European Commission that permits the marketing of the product throughout the EU and in the additional member states of the European Economic Area (Norway, Iceland and Liechtenstein. The centralized procedure is mandatory for certain classes of medicinal products, but optional for others. For example, all medicinal products developed by certain biotechnological means, and those containing a new active substance which is not yet authorized in the EU and which are intended for the treatment of cancer and other specified diseases and disorders, must be authorized via the centralized procedure. The Company considers that the centralized procedure will apply to its products that are developed by means of a biotechnology process. The centralized procedure is optional for any other products containing new active substances not authorized in the EU or for products which constitute a significant therapeutic, scientific, or technical innovation or for which a centralized authorization is in the interests of patients at EU level. Under the centralized procedure the maximum timeframe for the evaluation of a marketing authorization application by the EMA is 210 days, excluding clock stops, when additional written or oral information is to be provided by the applicant in response to questions asked by the EMA’s Committee for Medicinal Products for Human Use (CHMP). Clock stops may extend the timeframe of evaluation of a marketing authorization application considerably beyond 210 days. Where the CHMP gives a positive opinion, it provides the opinion together with supporting documentation to the European Commission, who make the final decision to grant a marketing authorization, which is issued within 67 days of receipt of the EMA’s recommendation. Accelerated assessment might be granted by the CHMP in exceptional cases, when a medicinal product is expected to be of major public health interest, particularly from the point of view of therapeutic innovation. The timeframe for the evaluation of a marketing authorization application under the accelerated assessment procedure is 150 days, excluding clock stops, but it is possible that the CHMP may revert to the standard time limit for the centralized procedure if it determines that the application is no longer appropriate to conduct an accelerated assessment.

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

The conduct of clinical trials in the EU is governed by the Clinical Trials Regulation (EU) No 536/2014 (CTR), which replaced the previous Clinical Trials Directive 2001/20/EC on January 31, 2022. No clinical trial may be commenced in the EU without a clinical trial authorization from the applicable national competent authorities and favourable ethics approval. Under the CTR, a single application can be made through the Clinical Trials Information System (CTIS) for authorization of a clinical trial in up to 30 EU/EEA countries at the same time and with a single set of documentation.

The assessment of applications for clinical trials is divided into two parts (Part I contains scientific and medicinal product documentation and Part II contains the national and patient-level documentation). Part I is assessed by a coordinated review by the competent authorities of all EU member states States in which an application for authorization of a clinical trial has been submitted (Member States Concerned) of a draft report prepared by a Reference Member State. Part II is assessed separately by each Member State Concerned. The role of the relevant ethics committees in the assessment procedure continues to be governed by the national law of the Member State Concerned, however overall related timelines are defined by the CTR. The new CTR also provides for simplified reporting procedures for clinical trial sponsors.

Environmental, social and governance (ESG) report

Environmental

The consolidated entity is not subject to any significant environmental regulation under Australian Commonwealth or State law. We are considering ways in which environmental impacts can be monitored however we do not foresee a material impact.

Sustainability

Kazia’s head office is located in a sustainable carbon neutral commercial precinct. The serviced office is located in a building with a five star NABERS energy rating.

Climate Change

Kazia is mindful of its impact on the environment and strives to reduce its carbon footprint. The Kazia business model is based on outsourcing, and we are working with major partners who are focused on reducing climate change and enhancing climate protection.

Society

Community Contribution

Compassionate Use Program

In rare circumstances, after careful discussion with the treating clinician, Kazia is sometimes able to provide its drug candidates for compassionate use on an individual named patient basis.

Our compassionate use program has treated over 40 patients in 7 countries since its inception in 2018.

Countries we treat compassionate patients in: Australia, USA, Israel, Spain, Switzerland, England and Ireland

Social and Governance

Social and governance matters cover a vast range of potential issues including responsible business policies. Our policies set out our commitment to high social standards.

The following policies are in place and available on our website:

•	Anti-Corruption Compliance

•	Continuous Disclosure

•	Corporate Governance

•	Expanded Access

•	Shareholder Communications

•	Whistleblower

Employees

The consolidated entity aims to ensure that it has a safe operating environment with an inclusive and diverse culture and the best talent and skills for our future success. The following employee policies are in place:

•	Code of Business Conduct & Ethics

•	Recruitment and retention

•	Inclusion and diversity

•	Parents returning to work

•	Education and training

•	Employee Share Option Plan

•	Health and safety

•	Whistleblowing

•	Equal Employment Opportunity and Diversity

•	Harassment and Discrimination

•	Anti-corruption and anti-bribery policies

•	Public disclosures

•	Securities trading

•	Scientific integrity

Product and Corporate Developments during Fiscal Year 2023

The Company continued to pursue its strategy of focusing resources on clinical programs, being specifically those most likely to provide a return to shareholders.

Paxalisib is involved in ten clinical trials, all being conducted by world renowned research organizations and principally funded by parties other than the Company, giving us multiple opportunities to realise value from this product candidate.

EVT801’s phase I clinical trial continues and we believe that we are on track to have initial phase I data in the 4Q CY2023.

At-The-Market (ATM) Facility

Kazia established an ‘at-the-market’ equity program (the “ATM facility”) with Oppenheimer & Co. Inc. (“Oppenheimer”), as sales agent, in April 2022. Under the ATM facility, Kazia may offer and sell through Oppenheimer up to an aggregate amount of US$35 million of its ordinary shares, in the form of American Depositary Shares (the “ADSs”), with each ADS representing ten ordinary shares. During the fiscal year ended 30 June 2023, Kazia sold an aggregate amount of US$4,203,221 (2022 US$2,956,036) of ADSs under the ATM facility. The ATM facility allows Kazia to raise capital dynamically in the open market, with no discount, no warrant coverage, and modest banking fees, allowing it to fund operations with minimal dilution to existing shareholders.

C. Organizational structure

Kazia Therapeutics Limited is incorporated in Australia and has the following wholly-owned subsidiaries:

Name	Country of incorporation
Kazia Laboratories Pty Ltd	Australia
Kazia Research Pty Ltd	Australia
Kazia Therapeutics Inc.	United States (Delaware)
Glioblast Pty Ltd	Australia

Kazia Therapeutics (Hong Kong) Limited, registered in Hong Kong, was formally deregistered and dissolved on 10 March 2023.

D. Property, plant and equipment

During fiscal year 2023, the Company continued to work out of a serviced office in Sydney that is subject to a renewable one-year workspace license agreement. In April 2022 an office membership agreement was signed with Deerfield Management for one year in The Cure, Deerfield’s innovation campus at 345 Park Avenue South, New York, NY, and was extended for an additional 12 months in April 2023.

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

The following tables provide a summary of Revenue, Finance income and Other income for the past three fiscal years:

	For the fiscal year ended 30 June,
	2023	2022	2021
	A$’000	A$’000	A$’000
Revenue	—	—	15,183
Finance income	22	2	42
Other income:
Payroll tax rebate	—	—	2
Bad debt recovery	—	15	—
Other sundry income	1	—	—
Subsidies and grants	—	10	—

Total Revenue, Finance and Other income	23	27	15,227

Fiscal year 2023 compared to fiscal year 2022 and fiscal year 2022 compared to fiscal year 2021

Revenue, finance income and other income

In fiscal years 2023 and 2022, the Company did not generate any revenue from contracts with customers. The revenue recognized during fiscal year 2021, A$15.2 million, was the result of up-front license fees received from partnering transactions pertaining to the out-license agreements entered into for two of the Company’s assets, Cantrixil and paxalisib.

The Company earns interest income derived from interest bearing bank accounts, which is directly linked with the amounts held on deposit. The amount of finance income earned increased as a result of increased cash balances as well as higher interest rates in effect during the year.

The Company did not recognize any research and development rebate in fiscal years 2023, 2022 or 2021. In fiscal year 2023, the amount of qualifying expenditure in Australia was not sufficiently large to warrant making a claim for the R&D rebate, and we do not anticipate applying for the rebate in future fiscal years as this trend is set to continue.

Expenses

Research and development expenses decreased from A$20.2 million in fiscal year 2022 to A$15.6 million in fiscal year 2023 (-23%). The decrease was mainly a result of a full year of salary and benefit expenses were recognized for the US based scientific and clinical staff hired in FY22. Research and development expenses increased from A$14.5 million in fiscal year 2021 to A$20.2 million in fiscal year 2022 (39%). The increase was mainly a result of the expenditures incurred for the Company’s lead asset, paxalisib’s continuing participation in the registrational GCAR GBM AGILE trial. Funds were also spent on the expenditures incurred for the EVT801 Phase I trial, which opened and initiated enrollment in late 2021. Additional salary and benefit expenses were recognized for the US based scientific and clinical staff hired, including the Chief Medical Officer. Amortisation of the EVT801 asset also contributed to the increase during fiscal 2022.

General and administrative costs were increased from A$5.1 million (restated) in fiscal year 2022 to A$8.6 million in fiscal year 2023 (68%), due in part to the A$1.6 million additional expense due to increased directors and officers liability and business insurance costs, a full year of salary and benefits for the US based Chief Financial Officer, a full year of US office rent and the termination payment for former CEO James Garner. General and administrative costs decreased from A$7.0 million to A$5.1 million (restated) in fiscal year 2022 (27%), due in part to the A$1.46 million expense recognized resulting from a Chinese withholding tax incurred on the Company’s receipt of the up-front licencing transaction payment from Simcere Pharmaceutical in fiscal year 2021. Excluding the unrealised FX gain of A$1.8 million, corporate expenses were reduced by A$613K. The reduced costs were somewhat offset by the increased payroll related costs incurred for the US based Chief Financial Officer hired during the period.

Net loss

The Company’s loss after income tax was A$20.4 million in fiscal year 2023 compared to A$25.0 million (restated) in fiscal year 2022. The change was mainly a result of the reduced R&D expenditures a reduction in the expenditures incurred for the Company’s lead asset, paxalisib’s continuing participation in the registrational GCAR GBM AGILE trial as paxalisib arm did not meet pre-defined criteria for continuing to a second stage of the trial. Funds were also spent on the expenditures incurred for the continuing EVT801 Phase I trial including A$2.1M for manufacture of EVT-801.

The Company’s loss after income tax was A$25.0 million in fiscal year 2022 compared to A$8.4 million in fiscal year 2021. The change was mainly a result of the increased R&D expenditures incurred for the ongoing clinical trials as well as the initiation and enrolment of the EVT801 Phase 1 trial along with our collaborations in the investigator-initiated trials, as described above, during fiscal year 2022. Additionally, no revenue was recognized from partnership collaborations in fiscal year 2022.

B. Liquidity and capital resources

We have incurred cumulative losses and negative cash flows from operations since our inception and, as of 30 June 2023, we had accumulated losses of A$89.1 million. We anticipate that we will continue to incur losses for at least the next several years. We expect that our research and development expenditure will continue to increase and, as a result, we will need additional capital to fund our operations, which we may raise through a combination of equity offerings, other third-party funding, and other collaborations, strategic alliances and licensing arrangements.

There is a premium funding facility in place in fiscal year 2022 and 2023 for the insurance program.

As at 30 June 2023, we had cash and cash equivalents of A$5.2 million, held in both Australian dollars and U.S. dollars. Cash in excess of immediate requirements is invested in accordance with our investment policy, primarily with a view to liquidity and capital preservation. Currently, our cash and cash equivalents are held in bank accounts, with a 44.4% of funds being held in U.S. dollars.

Going Concern

We expect to consume cash and incur operating losses for the foreseeable future as the Company continues developing its oncology drug candidates. The impact on cash resources and results from operations will vary with the extent and timing of the future clinical trial programs. The financial statements have been prepared on a going concern basis, which contemplates continuity of normal activities and realization of assets and settlement of liabilities in the normal course of business. As is often the case with drug development companies, the Company’s ability to continue its development activities as a going concern is dependent upon deriving sufficient cash from investors, from licensing and partnering activities and from other sources of revenue such as grant funding. We may be required to delay, scale-back, or eliminate certain of our activities and other aspects of our operations until such time as we are successful in securing additional funding. We are exploring various dilutive and non-dilutive sources of funding, including equity and debt financings, strategic alliances, business development and other sources. Our future success is dependent upon our ability to obtain additional funding. There can be no assurance, however, that we will be successful in obtaining such funding in sufficient amounts, on terms acceptable to us, or at all. Furthermore, under General Instruction I.B.5 to Form F-3 (the “Baby Shelf Rule”) the amount of funds we can raise through primary public offerings of securities in any 12-month period using our registration statement on Form F-3 is limited to one-third of the aggregate market value of the ordinary shares held by non-affiliates of our company, which limitation may change over time based on our stock price, number of ordinary shares outstanding and the percentage of ordinary shares held by non-affiliates. We therefore are limited by the Baby Shelf Rule as of the filing of this Annual Report, until such time as our non-affiliate public float exceeds $75 million. Our independent auditor’s report for the fiscal year ended 30 June 2023 included an explanatory paragraph regarding going concern uncertainty. There is substantial doubt about our ability to continue as a going concern within one year after the date that the financial statements for the fiscal year ended 30 June 2023 are issued.

As of the date of this filing, we currently anticipate that current cash and cash equivalents, excluding any potential proceeds from our ATM facility, will be sufficient to meet our anticipated cash requirements through the end of November 2023.

Cash flows

The following table set forth the sources and uses of cash for the past three fiscal years:

(in A$ thousands)	2023	2022	2021
Net cash used in operating activities	(15,156)	(22,763)	(9,111)
Net cash used in investing activities	—	(2,365)	—
Net cash from financing activities	12,972	3,726	28,109

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

Financing activities. Net cash from financing activities in fiscal years 2023 arose as a result of professional placements of the Company’s ordinary shares to institutional investors in certain countries as well as Share Purchase Plans to shareholders in Australia. In addition, net cash from financing activities in fiscal years 2022 & 2023 was the result of the funds received from our sale of ordinary shares in the form of ADSs, using our ATM facility. In 2021 cash for financing activities was raised as a result of a retail entitlement offer to institutional and retail investors.

As at 30 June 2023, the Company did not hold any derivative financial instruments for managing its foreign currency; however, the Company may from time to time enter into hedging arrangements where circumstances are deemed appropriate.

The Company believes that its future ability to fund its operations will depend on deriving sufficient cash from investors through successful capital raisings, from licensing and partnering activities and government grants.

The Company had no commitments for capital expenditures or material contractual obligations at the end of fiscal year 2023. The Company continuously pursues opportunities for non-dilutive funding, such as grant applications.

The Company cannot provide assurance that it or its subsidiaries will be able to raise the funds necessary to complete the planned clinical trial programs or find appropriate collaboration or licensing opportunities.

The Company does not have any off-balance sheet arrangements.

Financing activities

Equity issues

The Company has historically financed its operations primarily from issuing equity capital.

During fiscal year 2022 the Company issued 6,743,167 ordinary shares. The details of those share issues are as follows:

•	In December 2021 the Company issued 25,000 shares upon the exercise of options, raising a total of A$16,700.

•	In May 2022 the Company issued 1,855,357 shares due to the conversion of the Triaxial convertible note triggered by completion of phase II paxalisib trial announced to ASX on 21 April 2022.

•	In May and June 2022, the Company issued 4,862,810 shares under our ATM facility raising A$4.2 million before transaction costs.

During fiscal year 2023 the Company issued 89,273,738 ordinary shares. The details of those share issues are as follows:

•	In July 2022, the Company issued 573,370 shares under our ATM facility raising A$407,201 before transaction costs.

•	In August 2022, the Company issued 10,307,910 shares under our ATM facility raising A$3,268,936 before transaction costs.

•	In September 2022, the Company issued 679,380 shares under our ATM facility raising A$150,164 before transaction costs.

•	In September 2022, the Company issued 60,000 to the Scientific Advisory Board at A$12,600 before transaction costs.

•	In October 2022, the Company issued 13,032,940 shares under our ATM facility raising A$2,425,085 before transaction costs.

•	In January 2023, the Company issued 20,000 shares under our ATM facility raising A$2,761 before transaction costs.

•	In January 2023, the Company issued 25,387,018 shares in a professional and sophisticated investors placement raising A$2,792,572 before transaction costs.

•	In February 2023, the Company issued 15,522,075 shares in a professional and sophisticated investors placement raising A$1,707,428 before transaction costs.

•	In March 2023, the Company issued 23,691,045 shares in a share placement plan to existing eligible shareholders raising A$2,606,000 before transaction costs.

In fiscal year 2023, the Company held a significant proportion of its cash balances in U.S. dollars and there were no conversion losses. During fiscal year 2022, the Company held the majority of its cash balances in U.S. dollars and there were no conversion losses. See Item 18. “Financial Statements – Note 24 – Financial Instruments” for disclosures about financial risk management including interest rate risk, foreign currency risk and liquidity risk.

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

We cannot determine with certainty the duration and completion costs of the current or future product development, preclinical studies or clinical trials of our product candidates. The duration, costs, and timing of clinical trials and development of our product candidates will depend on a variety of factors, including:

•	the scope, rate of progress, and expense of our ongoing as well as any additional clinical trials and other research and development activities;

•	the countries in which trials are conducted;

•	future clinical trial results;

•	uncertainties in clinical trial enrollment rates or drop-out or discontinuation rates of patients;

•	potential additional safety monitoring or other studies requested by regulatory agencies;

•	significant and changing government regulation; and

•	the timing and receipt of any regulatory approvals.

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

In fiscal years 2023, 2022 and 2021 we spent, respectively, a total of A$15.6 million, A$20.2 million (restated) and A$14.5 million (restated) on company-sponsored research and development activities.

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

•

We did not generate revenue from licensing transactions in fiscal year 2023 and 2022 and we may not generate any revenue in future years. Should the Company generate revenues in future years, the amounts generated in fiscal year 2021 may not be representative of any such revenues in future years. This could be as a result of whether any further licensing transactions are entered into, as well as whether any milestones are met in relation to license agreements already in place; and

•	The quantum of general and administrative expenditures in recent years may not be indicative of the expenditures required in future years.

E. Critical Accounting Estimates – see Note 2. Significant accounting policies

Item 6.	Directors, Senior Management and Employees

A. Directors and Senior Management

The names and details of the Company’s Directors and senior management at the date of this report are as follows:

Iain Ross	Chairman, Non-Executive Director (resigned 11 August 2023)
John Friend	Chief Executive Officer (Appointed 1 August 2023 Managing Director (Appointed 11 August 2023 – Interim Chairman)
Bryce Carmine	Non-Executive Director
Steven Coffey	Non-Executive Director
Ebru Davidson	Non-Executive Director (Appointed 5 June 2023)
Karen Krumeich	Chief Financial Officer
Anna Sandham	Company Secretary (Appointed 28 February 2023)

Directors were in office for the entire period unless otherwise stated.

Names, titles, experience and expertise

Name:	Iain Ross
Title:	Chairman, Non-Executive Director
(Resigned 11 August 2023)
Qualifications:	B.Sc. (Hons). C Dir.
Experience and expertise:	Iain, based in the UK, is an experienced Director and has served on a number of Australian company boards. He is Chairman of Silence Therapeutics plc (Nasdaq:SLN), Executive Chairman of ReNeuron Group plc (LSE:RENE) and a Non-executive Director of BiVitctriX Therapeutics plc (LSE:BVX). In his career he has held senior positions in Sandoz AG, Fisons Plc, Hoffmann-La Roche AG and Celltech Group Plc and also undertaken a number of start-ups and turnarounds on behalf of banks and private equity groups. His track record includes multiple financing transactions having raised in excess of £600 million, both publicly and privately, as well as extensive experience of divestments and strategic restructurings and has over 25 years in cross-border management as a Chairman and CEO. He has led and participated in 8 Initial Public Offerings, (5 LSE, 1 ASX, 2 Nasdaq) and has direct experience of mergers and acquisitions transactions in Europe, USA and the Pacific Rim
Other current directorships:	Silence Therapeutics plc (LSE:SLN), ReNeuron Group plc (LSE:RENE) and BiVictriX Therapeutics plc (LSE:BVX)
Former directorships (last 3 years):	Redx Pharma plc (LSE:REDX) and Palla Pharma Limited (ASX:PAL)
Special responsibilities:	Former Member of Remuneration and Nomination Committee, Former Member of the Audit, Risk and Governance Committee.

Name:	Bryce Carmine
Title:	Non-Executive Director
Qualifications:	B.Sc., Biochemistry, Microbiology & Genetics
Experience and expertise:	Bryce spent 36 years working for Eli Lilly & Co. and retired as Executive Vice President for Eli Lilly & Co, and President, Lilly Bio-Medicines. Prior to this he led the Global Pharmaceutical Sales and Marketing and was a member of the Company’s Executive Committee. Bryce previously held a series of product development portfolio leadership roles culminating when he was named President, Global Pharmaceutical Product Development, with responsibility for the entire late-phase pipeline development across all therapeutic areas for Eli Lilly. During his career with Lilly, Bryce held several country leadership positions including President Eli Lilly Japan, Managing Dir. Australia/NZ & General Manager of a JV for Lilly in Seoul, Korea. Bryce is currently Chairman and CEO of HaemaLogiX Pty Ltd, a Sydney based privately owned biotech.
Other current directorships:	None
Former directorships (last 3 years):	None
Special responsibilities:	Chair of Remuneration and Nomination Committee, member of Audit, Risk and Governance Committee.

Name:	Steven Coffey
Title:	Non-Executive Director
Qualifications:	B. Comm, CA
Experience and expertise:	Steven is a Chartered Accountant and registered company auditor and has over 35 years experience in the accounting and finance industry. He has been a partner with the chartered accounting firm Watkins Coffey Martin which recently merged with Charternet Chartered Accountants and Steven is a consultant to that group. Steven sits on the board of a number of large private family companies and audits a number of large private companies and not-for-profit entities.
Other current directorships:	None
Former directorships (last 3 years):	Ansarada Group Limited (ASX: AND) formerly The Docyard Limited (ASX:TDY)
Special responsibilities:	Chair of Audit, Risk and Governance Committee, member of Remuneration and Nomination Committee.

Name:	Dr James Garner
Title:	Managing Director and Chief Executive Officer Resigned 30 April 2023 Terminated 30 June 2023
Qualifications:	MA, MBA, MBBS, BSc (Hons), MAICD
Experience and expertise:	Dr Garner is an experienced life sciences executive who has previously worked with companies ranging from small biotechs to multinational pharmaceutical companies such as Biogen and Takeda. His career has focused on regional and global development of new medicines from preclinical to commercialisation.
Dr Garner is a physician by training and holds an MBA from the University of Queensland. He began his career in hospital medicine and worked for a number of years as a corporate strategy consultant with Bain & Company before entering the pharmaceutical industry. Prior to joining Kazia in 2016, he led R&D strategy for Sanofi in Asia-Pacific and was based in Singapore.
Other current directorships:	Antisense Therapeutics Limited (ASX:ANP)
Former directorships (last 3 years):	None
Special responsibilities:	None

Name:	Ebru Davidson
Title:	Non-Executive Director - from 5 June 2023
Qualifications:	BSc, JD (Hons), AGIA, GAICD
Experience and expertise:	Ms Davidson is a highly experienced corporate lawyer and is currently the General Counsel for QBiotics Group Limited, an unlisted public Australian life sciences company. Prior to this, Ms Davidson was a partner at national law firm Thomson Geer Lawyers and has over 14 years’ experience in equity capital markets, private and public mergers and acquisitions, corporate transactions and corporate governance. Ms Davidson also has extensive experience in advising listed and unlisted entities on compliance and regulatory matters working closely with the Australian Securities and Investment Commission and Australian Securities Exchange.
Other current directorships:	None
Former directorships (last 3 years):	None
Special responsibilities:	None

Name:	Dr John Friend
Title:	Chief Executive Officer (appointed 1 May 2023)
Managing Director (appointed 1 August 2023)
Interim Chairman of the Board (appointed 11 August 2023)
Chief Medical Officer to 30 April 2023
Qualifications:	B.A., M.D
Experience and expertise:	Dr Friend is a highly experienced physician executive who has previously worked with companies ranging from start-up biotechnology companies to multinational pharmaceutical companies. Over the past 15 years, his focus has been in the oncology and hematology therapeutic space. Dr. Friend is a US-trained physician who practiced medicine in North Carolina before transitioning to drug development. Before joining Kazia Therapeutics, he was Chief Medical Officer and member of the executive management team at Cellectar Biosciences, Inc, a US publicly traded biopharmaceutical company.
Other current directorships:	None
Former directorships (last 3 years):	None
Special responsibilities:	None

Name:	Karen Krumeich
Title:	Chief Financial Officer
Qualifications:	BSc.,
Experience and expertise:	Karen has more than thirty years of experience in corporate finance, focused almost entirely on the life sciences sector. She has been responsible for driving the growth of numerous private and public biotech companies. For most of the last twenty years, she served as Chief Financial Officer to growth-stage biotech companies, both public and private, including Soligenix, Inc, and Theravectys, Inc. In addition to her accounting qualifications, Karen is a qualified pharmacist and a graduate of the University of Toledo School of Pharmacy.

Name:	Kate Hill
Title:	Company Secretary (resigned 28 February 2023)
Qualifications:	CA, GAICD, BSc (Hons)
Experience and expertise:	Kate has over 20 years’ experience as an audit partner with Deloitte Touche Tohmatsu, working with ASX listed and privately-owned clients. She has worked extensively in regulated environments including assisting with Initial Public Offerings, capital raising and general compliance, as well as operating in an audit environment. She is a Non-Executive Director of CountPlus Limited (ASX:CUP) and Elmo Software Limited (ASX:ELO) as well as Chair of the Audit and Risk Committee for both of these companies. She is also Chair of Seeing Machines Limited (LSE:SEE). Kate is a member of the Institute of Chartered Accountants in Australia and New Zealand, and a graduate of the Australian Institute of Company Directors.

Name:	Anna Sandham
Title:	Company Secretary (appointed 28 February 2023)
Qualifications:	BEc., Grad.Dip. AppCorpGov., FGIA,
Experience and expertise:	Anna has more than 25 years’ experience as a company secretary and governance professional, working with ASX listed and privately owned companies. Anna is employed by Company Matters Pty Ltd (part of the Link Group). Prior to joining Company Matters in 2012, Anna was a Company Secretary at AMP Financial Services and prior to that was Company Secretary at Westpac Banking Corporation where she also led the secretariat function for the BT Financial Group. Anna has also held company secretarial roles within the private and public sectors, including NRMA Limited. Anna holds a Bachelor of Economics (University of Sydney) and a Graduate Diploma of Applied Corporate Governance (Governance Institute of Australia). She is a Chartered Governance Professional, a Fellow of the Governance Institute of Australia and a member of its Legislative Review Committee.

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

Non-Executive Directors remuneration

The Constitution of Kazia and the ASX listing rules specify that the aggregate remuneration of Non-Executive Directors shall be determined from time to time by General Meeting. The last determination for the consolidated entity was at the Annual General Meeting held on 16 November 2022 when the shareholders approved the new constitution with an aggregate remuneration of $560,000.

Non-Executive Directors’ fees are reviewed periodically by the Board and are regularly compared with those of companies of comparable market capitalization and stage of development. The Chairman’s fees are determined independently to the fees of other non-executive Directors based on comparative roles in the external market.

The Chairman’s fees increased to GBP12,000 per month for April, May and June 2023 to recognise the additional time the Chair spent securing the support of, and funds from major investors in the January 2023 fundraising through his personal and direct relationships; leading all discussions and negotiations with the current Chief Executive Officer and the incoming Chief Executive Officer about the position of Chief Executive Officer; and assisting the incoming Chief Executive Officer during the next short term period to secure additional funding for the business and to participate in 3rd party discussions as necessary.

The Non-Executive Directors fee structure is a fixed fee model and includes superannuation for Australian based directors.

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

Fixed remuneration is reviewed annually by the Remuneration and Nomination Committee based on individual performance, the overall performance of Kazia and comparable market remunerations. The Remuneration and Nomination Committee approved increases in fixed remuneration during fiscal year 2023.

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

The long-term incentive comprises equity-based payments. The consolidated entity aims to attract and retain high calibre executives, and align their interests with those of the shareholders, by granting equity-based payments which are issued at the share price on date of issue and vest in tranches based on tenure. The share-options issued to executives are governed by the ESOP.

Employee share option plan

The Employee Share Option Plan (‘ESOP’) was most recently approved by shareholders on 10 November 2021.

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

Kazia issued 7,930,000 share options under the ESOP during the financial year ended 30 June 2023, of which 6,000,000 were issued to KMP.

Any change to the ESOP will require approval by shareholders.

Use of remuneration consultants

During fiscal year 2023, the Company did not engage remuneration consultants to assist with the determination of remuneration levels.

Details of remuneration

Amounts of remuneration

Details of the remuneration of key management personnel of Kazia are set out in the following tables, reported in Australian dollars, the functional currency of the Company, unless otherwise noted.

The KMP of Kazia consisted of the following directors of Kazia Therapeutics Limited:

•	Iain Ross - Non-Executive Director, Chairman (resigned 11 August 2023)

•	Bryce Carmine - Non-Executive Director

•	Steven Coffey - Non-Executive Director

•	Dr James Garner - Managing Director, CEO - resigned 30 April 2023, terminated 30 June 2023

•	Ebru Davidson - Non-Executive Director - from 5 June 2023

And the following persons:

•	Dr John Friend - Chief Medical Officer (from 15 November 2021 to 30 April 2023)

•	Dr John Friend - Chief Executive Officer - from 1 May 2023

•	Karen Krumeich - Chief Financial Officer

•	Kate Hill - Company Secretary - resigned 28 February 2023

	Short-term benefits	Short-term benefits	Short-term benefits	Short-term benefits	Short-term benefits	Post- employment benefits	Share-based payments
	Salary & fees Cash	Bonus Cash	Movements in accrued leave Non- monetary	Movements in long service leave Non- monetary	Healthcare & Insurance Cash	Super- annuation	Options Equity- settled	Total
2023	$	$	$	$	$	$	$	$
Non-Executive Directors:
I Ross*	175,016	—	—	—	—	—	74	175,090
B Carmine	85,000	—	—	—	—	8,925	74	93,999
S Coffey	85,000	—	—	—	—	8,925	74	93,999
E Davidson	6,440	—	—	—	—	676	—	7,116
J Garner**	543,750	365,838	—	—	—	77,022	263,945	1,250,555

Other Key Management Personnel:
J Friend **	742,685	248,869	52,065	—	28,448	31,669	473,177	1,576,913
K Krumeich ***	592,168	120,664	6,961	—	13,797	22,409	295,150	1,051,149
K Hill	81,813	—	—	—	—	—	13,366	95,179

	2,311,872	735,371	59,026	—	42,245	149,626	1,045,860	4,344,000

*	Salary paid in GB pounds, but disclosed in Australian dollars using conversion rate of 0.5571
**

Amounts shown are for the full year, not just to resignation date of 30 April 2023. Termination payment includes annual leave owing at 30 June 2023, 4 months’ salary and superannuation in lieu of notice.

***	Salary paid in USD, but disclosed in Australian dollars using conversion rate of 0.6755. Guaranteed bonus accrued at year end rate.

Service agreements

Under Remuneration and Nomination Committee policy, employment contracts are entered into with each of the executives who is considered to be KMP. Under the terms of the contracts, remuneration is reviewed at least annually. The employment contracts of KMPs include a termination clause whereby a party can terminate the agreement on notice. Notice required is 6 months. Under the terms of each contract, payment in lieu can be made by the consolidated entity to substitute the notice period. The consolidated entity may terminate the contracts at any time without cause if serious misconduct has occurred. In the event that employment is terminated for cause, no severance pay or other benefits are payable by the consolidated entity.

Remuneration and other terms of employment for key management personnel are formalized in service agreements. Details of these agreements are as follows:

Name: Title: Agreement commenced: Term of agreement: Details:

Dr John Friend

Chief Executive Officer

May 1 2023

Full time employment

Base salary for the year ending 30 June 2023 of USD550,000 and healthcare and insurance benefits to be reviewed annually by the Remuneration and Nomination Committee. A minimum payout of 50% of bonus target agreed for 2023 of USD165,000. John’s employment with the consolidated entity is at-will, and if terminated, it must pay any outstanding entitlements due to him.

Name: Title: Agreement commenced: Term of agreement: Details:

Karen Krumeich

Chief Financial Officer

January 3, 2022

Full time employment

Base salary for the year ending 30 June 2023 of USD400,000 and healthcare and insurance benefits to be reviewed annually by the Remuneration and Nomination Committee. A minimum payout of 50% of bonus target agreed for 2023 of USD80,000. Karen’s employment with the consolidated entity is at-will, and if terminated, it must pay any outstanding entitlements due to her.

Key management personnel have no entitlement to termination payments in the event of removal for misconduct.

Share-based compensation

Issue of options

The options issued on 3 March 2023 were to John Friend and Karen Krumeich 1,000,000 options each with an exercise price set at the volume weighted average (VWAP) of shares during the 5 trading days immediately prior to the issue date with a value of $101,376. The options issued on 3 May 2023 were 3,000,000 options to John Friend and 1,000,000 options to Karen Krumeich, with an exercise price set at the volume weighted average (VWAP) of shares during the 5 trading days immediately prior to the issue date, with values of $333,300 and $111,100 respectively. Service conditions are that any unvested options are forfeited on cessation of employment. There are no performance conditions, consistent with the Company’s Employee Share Option Plan rules, as reapproved by shareholders on 6 November 2021.

The terms and conditions of each grant of options over ordinary shares granted as remuneration to Directors or other Key Management Personnel in this financial year or future financial years are set out below.

Issue of options

Grant date	Vesting date and exercisable date	Expiry date	Exercise price	Fair value per option at grant date
3 March 2023	3 July 2023	3 March 2027	$0.1500	$ 0.10138
3 March 2023	3 January 2024	3 March 2027	$0.1500	$ 0.10138
3 March 2023	3 July 2024	3 March 2027	$0.1500	$ 0.10138
3 March 2023	3 January 2025	3 March 2027	$0.1500	$ 0.10138
3 May 2023	3 May 2023	3 May 2027	$0.1870	$ 0.1111
3 May 2023	3 May 2024	3 May 2027	$0.1870	$ 0.1111
3 May 2023	3 May 2025	3 May 2027	$0.1870	$ 0.1111

Options granted carry no dividend or voting rights. Each option is convertible to one ordinary share upon exercise. Approval for the issue was obtained under ASX listing rule 10.14.

Pension benefits

The Company paid A$149,626 during fiscal year 2023 for employee superannuation benefits and pension benefits related to KMPs.

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

The Board only considers directors to be independent where they are independent of management and free of any business or other relationship that could materially interfere with, or could reasonably be perceived to interfere with, the exercise of their unfettered and independent judgment. The Board has adopted a definition of independence based on that set out in Principle 2.3 of the ASX Corporate Governance Principles and Recommendations (4th edition). The Board will review the independence of each director in light of interests disclosed to the Board from time to time. In accordance with the definition of independence above, and the materiality thresholds set, the Board considers Bryce Carmine, Steven Coffey and Ebru Davidson to be independent directors.

There are procedures in place, agreed by the Board, to enable directors in furtherance of their duties to seek independent professional advice at the Company’s expense. The appointment and expiration dates of each director in office at the date of this report is as follows:

Name	Position	Year First Appointed	Current term expires

Dr John Friend	Managing Director, CEO	2023	N/A*

Bryce Carmine	Non-executive Director	2015	Nov-23

Iain Ross (resigned 11 August 2023)	Non-executive Director, Chairman	2014	Nov-24

Steven Coffey	Non-executive Director	2012	Nov-25

Dr James Garner (resigned 30 April 2023)	Managing Director, CEO	2016	Terminated 30 June 2023

Ebru Davidson (appointed 5 June 2023)	Non-executive Director	2023	Nov-26

*	The managing director is exempt from standing for re-election under the Company’s constitution and Australian corporate law.

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

Board of Directors

The Board of Kazia Limited is elected by and accountable to shareholders. The Board monitors and directs the business and is responsible for the corporate governance of the Company. As at 30 June 2023, the Board comprised of four directors, all of whom were non-executive directors.

We do have a ‘diverse’ board of directors as defined in NASDAQ Rule 5605(f). Kazia is a small company with four Directors. As noted in the Board Diversity Matrix Part II Demographic Background section, it is the opinion of the company that we do meet the requirements of a diverse Board.

Board Diversity as at 26 October 2023

	Female	Male	Non-Binary	Did Not Disclose Gender
Country of Principal Executive Offices: Australia
Foreign Private Issuer: Yes
Disclosure Prohibited Under Home Country Law: No
Total Number of Directors: 4
Part I: Gender Identity
Directors	1	3
Part II Demographic Background
African American or Black
Alaskan Native or Native American
Asian
Hispanic or Latinx
Native Hawaiian or Pacific Islander
White		3
Two or More Races or Ethnicities	1
LGBTQ+
Did Not Disclose Demographic Background

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

Members of the Audit, Risk and Governance Committee are Steven Coffey (Chairman) and Bryce Carmine, each of whom is an independent director.

Remuneration and Nomination Committee

The purpose of the Remuneration and Nomination Committee is to assist and advise the Board to develop, implement and, from time to time, update policies in relation to:

•	the selection, nomination and appointment processes for directors; and

•	the remuneration of key management personnel and directors.

This committee is accountable to the Board for its performance and is subject to an annual review by the Board. Members of the Remuneration and Nomination Committee are Bryce Carmine (Chairman) and Steven Coffey each of whom is an independent director.

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

D. Employees

As of the end of each of the last three fiscal years, the Company employed the following number of people—FTEs:

Category of Activity	2023	2022	2021
Research and Development	6.8	6.8	4.6
Finance and Administration	2.0	2.2	1.7

Total	8.8	9.0	6.3

Geographic Location	2023	2022	2021
Australia	4.8	5.0	5.3
United States	4.0	4.0	1

Total	8.8	9.0	6.3

E. Share Ownership

Directors’ and KMP interests in the shares and options of the Company for fiscal year 2023:

Shareholding

The number of shares in the company held during the financial year by each director and other members of Key Management Personnel of the consolidated entity, including their personally related parties, is set out below:

	Balance at the start of the year	Purchased on market	Share Purchase Plan	Off market additions/ disposals	Disposed* (For KMP reporting purposes only)	Balance at the end of the year
Ordinary shares
B Carmine	419,862	120,000	181,819	135,000		856,681
S Coffey	484,265	100,000	272,728	135,000		991,993
I Ross	1,075,001	175,000	272,728	—		1,522,729
J Garner	500,000	100,000	181,819	—	(781,819)	—
K Hill	320,000	—	—	(270,000)	(50,000)	—
J Friend	—	—	—	—	—	—
K Krumeich	—	—	—	—	—	—
E Davidson	—	—	—	—		—

	2,799,128	495,000	909,094	—	(831,819)	3,371,403

Each Director and Key Management Personnel owns less than 1% of shareholding.

Other transactions with key management personnel and their related parties

Iain Ross (from his company Gladstone Consultancy Partnership) was reimbursed for travel and accommodation expenses of $114,684.

James Garner was reimbursed travel and accommodation expenses of $149,382.

Kate Hill (from her company Sabio Solutions Pty Ltd) was reimbursed for expenses of $74.

John Friend was for reimbursed travel and accommodation expenses of $67,440.

Karen Krumeich was reimbursed for travel and accommodation expenses of $63,157.

Option holding

The number of options over ordinary shares in the company held during the financial year by each Director and other members of Key Management Personnel of Kazia, including their personally related parties, is set out below:

	Balance at the start of the year	Granted as remuneration	Forfeited	Disposed (for KMP reporting purposes only)	Balance at the end of the year
Options over ordinary shares
J Garner *	4,500,000	—	(1,450,000)	(3,050,000)	—
K Hill **	200,000	—	(100,000)	(100,000)	—
I Ross	400,000	—	—	—	400,000
B Carmine	400,000	—	—	—	400,000
S Coffey	400,000	—	—	—	400,000
J Friend	800,000	4,000,000	—	—	4,800,000
K Krumeich	800,000	2,000,000	—	—	2,800,000

	7,500,000	6,000,000	(1,550,000)	(3,150,000)	8,800,000

*	Disposal for KMP reporting purposes only. J Garner still holds 3,050,000 options
**	Disposal for KMP reporting purposes only. K Hill still holds 100,000 options.

Share-based compensation

There were no shares issued to Directors or other KMP as part of compensation during fiscal year 2023.

Item 7.	Major Shareholders and Related Party Transactions

A. Major shareholders

The following table present certain information regarding the beneficial ownership of our ordinary shares based on 236,349,374 ordinary shares outstanding at 17 October, 2023, by each person known by us to be the beneficial owner of more than 5% of our ordinary shares, as well as their holdings on 7 October 2022 and 30 September 2021.

	Ordinary shares beneficially owned
5% or greater shareholders	17 October 2023		7 October 2022		30 September 2021
	No.	%	No.	%	No.	%
Hyecorp and associates	34,890,910	14.76%	19,220,000	12.7%	18,715,000	14.44%
Platinum Investment Management Limited	23,083,022	9.77%			7,084,856	5.47%
Quest Asset Partners Pty Ltd					11,101,710	8.4%

At 17 October 2023, there were 8,321,373 of the Company’s ADSs outstanding, representing 83,213,736 ordinary shares (or 35.21%) of the then outstanding ordinary shares. At 17 October 2023, there were 34 registered holders of the Company’s ADSs.. On that same date, 1,692,131 ordinary shares were held directly by U.S. holders. As of 17 October 2023 the total holdings for Quest Asset Partners Pty Ltd did not meet the 5% beneficial ownership required for reporting. The holdings included in the above table are as notified to the ASX by that holder.

There have been no other significant shareholders in the last three fiscal years. All shareholders have the same voting rights.

B. Related party transactions

During fiscal year 2023, and up to the date of this report, we did not enter into any transactions or loans with any: (i) enterprises that directly or indirectly, through one or more intermediaries, control, are controlled by or are under common control with us; (ii) associates; (iii) individuals owning, directly or indirectly, an interest in our voting power that gives them significant influence over us, and close members of any such individual’s family; (iv) executive officers and close members of such individuals’ families; or (v) enterprises in which a substantial interest in our voting power is owned, directly or indirectly, by any person described in (iii) or (iv) or over which such person is able to exercise significant influence.

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

Legal proceedings

Dividends

There were no dividends paid, recommended or declared during fiscal years 2023, 2022 or 2021.

B. Significant Changes

On 11 October 2023 Kazia announced that it submitted a formal application to the ASX to be removed from the official list of the ASX (Official List) in accordance with ASX Listing Rule 17.11 (Delist or the Delisting). This formal request follows the receipt of in-principle advice from the ASX in relation to the proposed Delisting, subject to the satisfaction of certain conditions. Kazia’s board of directors has ultimately determined that the costs, administrative burden and commercial disadvantages of remaining listed on ASX outweighed any benefits of a continued ASX listing. Following the Delisting, the Company will maintain its listing on the Nasdaq and the fully paid ordinary shares in the Company will no longer be quoted on the ASX.

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

Kazia has submitted a formal application to the ASX to be removed from the official list of the ASX (Official List) in accordance with ASX Listing Rule 17.11 (Delist or the Delisting). This formal request follows the receipt of in-principle advice from the ASX in relation to the proposed Delisting, subject to the satisfaction of the conditions set out below.

The Board has ultimately determined that the costs, administrative burden and commercial disadvantages of remaining listed on ASX outweigh any benefits of a continued ASX listing.

Following the Delisting, the Company will maintain its listing on the Nasdaq and the fully paid ordinary shares in the Company (Shares) will no longer be quoted on the ASX. Further details regarding the reasons for and consequences of the Delisting are set out below.

Further details regarding the reasons for and consequences of the Delisting are set out below.

The Board considers that it is in the best interests of the Company and its shareholders for the Company to Delist for the following reasons:

(a)

Costs: The continued listing of Kazia on ASX requires it to incur considerable corporate and administrative costs, including listing fees. Kazia is seeking to minimise its expenditure and would cease incurring such additional costs if it is removed from the official list of ASX. The Company considers the financial, administrative and compliance obligations and costs associated with managing an ASX listing and a Nasdaq listing, including the higher level of regulatory compliance costs associated with a dual listing, noting that there are a number of material differences between the Nasdaq listing rules and the ASX listing rules, unjustifiable and not in the best interests of the Company’s securityholders.

(b)

Access to larger equity markets with biotechnology focus: The board of Kazia believes that delisting from ASX whilst retaining the Nasdaq listing will enable Kazia to have access to a deeper market that better understands, and values, biotechnology businesses, thereby allowing it to more readily raise more capital on better terms, from a wider investor base. This access is pivotal in assisting Kazia to raise appropriate growth capital to pursue its plans.

(c)

Capital raisings: The delisting from ASX and retention of a primary listing on Nasdaq is expected to improve the Company’s access to its institutional investor base and other financing options in the USA that currently has the most active biotechnology ecosystem on a global basis. Being dual listed on ASX and Nasdaq is currently limiting fundraising options for Kazia.

(d)

Location of directors and management: With the exception of two non-executive directors, the Company’s remaining non-executive board member, Karen Krumeich, the Company’s Chief Financial Officer and Dr John Friend, the Company’s CEO, Managing Director and Interim Chairman, are now based in the USA, reflecting the Company’s focus on international rather than domestic markets.

(e)

Arrangements for sale of Shares: The Company will notify shareholders whose securities are held on the Company’s Australian principal share register of the time and date at which the Company will be removed from the Official List has informed those shareholders that if they wish to sell their securities on ASX they will need to do so before that date and if they don’t do so, they will only be able to sell their securities on-market on Nasdaq. The Company will also inform those shareholders generally what they will need to do if they wish to sell their securities on Nasdaq. No change will occur to the quotation and trading of the Company’s securities on Nasdaq because of the removal from the Official List.

Consequences for the Company and its shareholders

The consequences for the Company and its shareholders if the Company is removed from the Official List of the ASX are set out below:

(a)	shareholders will no longer be able to trade their Shares on the ASX;

(b)

the Company’s Shares will only be capable of being traded on Nasdaq in the form of ADSs, which will require shareholders to transfer their Shares to ADSs to trade on Nasdaq and engage a suitably qualified Australian broker or a US based broker who is able to trade on Nasdaq, or by off-market, private transactions, which will require shareholders to identify and agree terms with potential purchasers of Shares;

(c)	following Delisting, the Company will not be subject to the ASX Listing Rules. In particular, the following ASX Listing Rule requirements will no longer apply:

(i)

continuous disclosure and other periodic reporting requirements (although the Company’s reporting requirements (including continuous disclosure – see below) will still be governed by the Corporations Act 2001 (Cth) (Corporations Act), the applicable rules of Nasdaq and its reporting obligations under US securities laws, as described in section (e) below);

(ii)	disclosure of certain information under the ASX Listing Rules (including changes of capital or information related to directors and the auditor of the Company);

(iii)

restrictions on the issue of new capital (such as the inability of the Company to issue in excess of 15% of its capital in any 12-month period without shareholder approval) and certain restrictions on transactions with related parties (although these will still be governed by the Corporations Act and the applicable rules of Nasdaq);

(iv)	requirements relating to significant changes to the Company’s activities; and

(v)	the requirement to report against the ASX Corporate Governance Principles and Recommendations;

(d)

if, following removal from the Official List, the Company has 100 or more shareholders, it will be an “unlisted disclosing entity” under the Corporations Act. As an unlisted disclosing entity, the Company will still be required to give continuous disclosure of material matters in accordance with the Corporations Act by filing notices with ASIC under section 675 of the Corporations Act and the Company will still be required to lodge annual audited and half-yearly financial statements in accordance with the requirements of the Corporations Act. However, if the Company ceases to be an unlisted disclosing entity there will be no ongoing requirement for the Company to give continuous disclosure of material matters under section 675, or lodge half-yearly financial statements reviewed by an auditor, but as a public company it will continue to be required to lodge annual audited financial statements. In addition, the Company notes that it will also be required to fulfill its public reporting obligations under US securities laws as a US public company and, while its securities are listed on Nasdaq, its disclosure obligations under applicable Nasdaq listing rules;

(e)	the related party transaction provisions of the Corporations Act will continue to apply to the Company as an Australian public company; and

(f)	directors will continue to be subject to directors’ duties under the Corporations Act, including to act in good faith and in the best interests of the Company.

Some shareholders may consider that the reduction of obligations associated with an ASX listing is a disadvantage, including minority shareholders. While there will be differences in the regulatory regimes before and after the Delisting, minority shareholders will continue to benefit from the protections in the Corporations Act, such as in relation to the alteration of shareholder rights, financial reporting obligations and holding annual meetings of shareholders. Shareholders will also have protections because of US securities laws and applicable Nasdaq listing rules.

Conditions

ASX’s in-principle decision to approve the Delisting is subject to the Company’s compliance with the following conditions imposed by ASX under Listing Rule 17.11 and Guidance Note 33:

(a)

The Company sends written or electronic communications to all shareholders whose Shares are held on the Company’s Australian principal share register, in form and substance satisfactory to ASX (Notice), setting out:

(i)	the nominated time and date at which the entity will be removed from the ASX and that:

(A)	if they wish to sell their Shares on ASX, they will need to do so before then; and

(B)	if they don’t, thereafter they will only be able to sell the underlying securities on-market on Nasdaq in the form of ADSs; and

(ii)	generally what they need to do if they wish to sell their securities on Nasdaq.

(b)	The removal shall not take place any earlier than one month after the date the information in the Notice has been sent to shareholders.

(c)

The Company releases the full terms of this decision to the market upon making a formal application to ASX to remove the Company from the official list of ASX. Importantly, Kazia shareholder approval is not required for the Delisting.

Arrangements to enable shareholders to sell their Shares or convert them to ADSs

In relation to the Delisting, the Company has established a voluntary ADS conversion facility pursuant to which shareholders may elect to convert their Shares to ADSs. The company will bear the fees associated with the ADS conversion. Kazia will release additional documents that provide more information about the Delisting.

Remedies available to shareholders

If a shareholder of the Company considers the removal from the Official List to be contrary to the interests of the shareholders of the Company as a whole or oppressive to, unfairly prejudicial to, or unfairly discriminatory against a shareholder or shareholders, it may apply to the court for an order under Part 2F.1 of the Corporations Act. Under section 233 of the Corporations Act, the court can make any order that it considers appropriate in relation to the Company, including an order that the Company be wound up or an order regulating the conduct of the Company’s affairs in the future.

If a shareholder of the Company considers that the removal form the Official List involves “unacceptable circumstances”, it may apply to the Takeovers Panel for a declaration of unacceptable circumstances and other orders under Part 6.10 Division 2 Subdivision B of the Corporations Act (refer also to Guidance Note 1: Unacceptable Circumstances issued by the Takeovers Panel). Under section 657D of the Corporations Act, if the Takeovers Panel has declared circumstances to be unacceptable, it may make any order that it thinks appropriate to protect the rights or interests of any person or group of persons, where the Takeovers Panel is satisfied that those rights or interests are being affected, or will be or are likely to be affected, by the circumstances.

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

Kazia announced on 1 August 2022 that the company had been advised by GCAR that the first stage of the paxalisib arm had completed recruitment. The treatment arm did not meet pre-defined criteria for continuing to a second stage, and patients enrolled in the first stage of the paxalisib arm will therefore continue on treatment as per protocol, and in follow-up, until completion of the final analysis, which we anticipate receiving in 2H CY2023. Depending on the results of the study, Kazia may use such data to support submission of a new drug application for marketing authorisation to the FDA.

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

Under the Foreign Takeovers Act, in general terms, the approval of the Australian Treasurer is required for any foreign person (either alone or together with any one or more of its associates) to acquire an interest of 20% or more of the voting power (including potential voting power) or issued shares (including rights to issued shares) (“Substantial Interest”) in an Australian entity, whose total issued securities value or total asset value (whichever is higher) exceed A$310 million. If the person is a U.S. investor, the A$310 million threshold applies only for investments in prescribed sensitive sectors, otherwise a threshold of A$1,339 million rather than A$310 million applies. Certain types of investments, such as all direct investment by foreign governments and their related entities regardless of the value of the investment, including proposals to establish new businesses, must be notified to the Australian Treasurer. Where an acquisition is made in breach of these requirements, the Australian Treasurer may make a range of orders including an order requiring the acquirer to dispose of its Substantial Interest within a specified period of time.

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

Passive income does not include rents and royalties derived from the active conduct of a trade or business. If the stock of a non-U.S. corporation is publicly traded for the taxable year, the asset test is applied using the fair market value of the assets for purposes of measuring such corporation’s assets. If we own at least 25% (by value) of the stock of another corporation, we will be treated, for purposes of the PFIC tests, as owning our proportionate share of the other corporation’s assets and receiving our proportionate share of the other corporation’s income for purposes of the PFIC income and asset tests. If the stock of a non-U.S. corporation is publicly-traded for the taxable year, the asset test is applied using the fair market value of the assets for purposes of measuring such corporation’s assets. If we were a PFIC in any year during a U.S. holder’s holding period for our ordinary shares or ADSs, we would ordinarily continue to be treated as a PFIC for each subsequent year during which the U.S. holder owned the ordinary shares or ADSs, regardless of whether we continue to meet the tests described above unless (a) we ceased to be a PFIC and (b) the U.S. holder has made a deemed sale election under the PFIC rules which may result in recognition of gain (but not loss), taxable under the PFIC rules described below, without the receipt of any corresponding cash. Based on the composition of our assets and income, we believe that we were not a PFIC for U.S. federal income tax purposes with respect to our 2022 taxable year. However, the determination of PFIC status is a fact-intensive determination that must be made annually at the close of each taxable year applying principles and methodologies that in some circumstances are unclear and subject to varying interpretation. As a result, there can be no assurance that we will not be treated as a PFIC for the current or any future taxable year. Changes in the nature of our income or assets or a decrease in the trading price of our ordinary shares or ADSs may cause us to be considered a PFIC in the current or any subsequent year.

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

Non-Australian Shareholders who own a 10% or more interest in the company, either alone or together with their associates, should be subject to Australian capital gains tax if more than 50% of the company’s assets held directly or indirectly, determined by reference to market value of the assets at the time of sale, consists of Australian real property (which includes land and leasehold interests) or Australian mining, quarrying or prospecting rights. The Double Taxation Convention between the United States and Australia is unlikely to limit the amount of this taxable gain. Australian capital gains tax applies to net capital gains of foreign shareholders at the Australian tax rates for non-Australian residents, which start at a marginal rate of 32.5% for individuals & 25%-30% for companies, depending on the size of the company. Net capital gains of foreign shareholders are included in the taxpayer’s assessable income and subject to income tax at the taxpayer’s marginal tax rate. The marginal tax rates for non-Australian residents, start at 32.5% for individuals. The company tax rate is 30% which may be reduced to 25% for the year ended 30 June 2023 onwards for certain small businesses. Net capital gains are calculated by reducing the taxpayer’s capital gains for the income year by its capital losses, which may only be offset against capital gains. Net capital losses may be carried forward to offset against capital gains derived in future income years. Specific loss recoupment rules apply to companies and trusts. These rules may, among other things, limit the ability to offset or obtain capital losses in a current or future income year. Shareholders should obtain specialist tax advice as to how these rules apply.

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

Non-Australian Shareholders assessable under these ordinary income provisions should be subject to income tax in Australia starting at a marginal rate of 32.5% for individuals. The company tax rate is 30% which may be reduced to 25% for the year ended 30 June 2023 onwards for certain small businesses. Some relief from Australian income tax may be available to Non-Australian Shareholders under the Double Taxation Convention between the United States and Australia.

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

As of 30 June 2023, the Company did not hold derivative financial instruments in managing its foreign currency, however, the Company may from time to time enter into hedging arrangements where circumstances are deemed appropriate. The Company used natural hedging to reduce the foreign currency risk, which involved processing USD payments from cash held in USD. Foreign subsidiaries with a functional currency of Australian Dollar (“AUD”) have exposure to the local currency of these subsidiaries and any other currency these subsidiaries trade in.

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

(a) Disclosure controls and procedures

We maintain “disclosure controls and procedures,” as this term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, that are designed to provide reasonable assurance that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the Securities and Exchange Commission’s (“SEC”) rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer, Vice President of Finance and Administration and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. Our Chief Executive Officer, Vice President of Finance and Administration and Chief Financial Officer recognize that these controls, no matter how well designed and operated, cannot provide absolute assurance that the objectives of these controls will be met.

Our management, with the participation of our Chief Executive Officer, Vice President of Finance and Administration and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of June 30, 2023. Based upon that evaluation, our Chief Executive Officer, Vice President of Finance and Administration and Chief Financial Officer concluded that, as a result of the material weakness in our internal control over financial reporting described below, the design and operation of our disclosure controls and procedures were not effective as of June 30, 2023.

(b) Management’s annual report on internal control over financial reporting

The management of Kazia Therapeutics Limited is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) under the Exchange Act. Under the supervision and with the participation of our management, including our Chief Executive Officer, Vice President of Finance and Administration, and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of June 30, 2023, based on the criteria set forth in Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO 2013). Based on our evaluation under the criteria set forth in Internal Control Integrated Framework, our management concluded that our internal control over financial reporting was not effective as at June 30, 2023 because of the material weakness described below. Kazia Therapeutics Limited’s internal control over financial reporting was designed to provide reasonable assurance to the Company’s management and Board of Directors regarding the preparation and fair presentation of published financial statements. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be presented or detected on a timely basis.

Specifically, during the fiscal year ended June 30, 2023 we identified a material weakness related to the incorrect application of accounting standards in relation to the acquisition of the EVT-801 intangible asset and the related contingent consideration. The calculation was found to contain errors as discounting for the time value of money was not considered on initial recognition. This was the result of a lack of personnel with specialist accounting knowledge. We are taking and will continue to take steps to remediate the material weakness, including seeking external professional accounting advice about the initial accounting of new significant transactions. The material weakness resulted in the restatement of our 2022 and 2021 consolidated financial statements. The impact of this restatement is more fully described in note 4 to the financial statements.

Notwithstanding such material weakness in internal control over financial reporting, our CEO and CFO have concluded that our consolidated financial statements included in this Annual Report on Form 20-F present fairly, in all material respects, our financial position, results of operations and cashflows at and for the periods presented in conformity with IFRS as issued by the IASB.

Remediation Plan for Material Weaknesses

We are taking and will continue to take steps to remediate the material weakness, including seeking external professional accounting advice about the initial accounting of new significant transactions.

The process of implementing and operating an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in business and the economic and regulatory environment and to expend significant resources to maintain a financial reporting system that is adequate to satisfy our reporting obligations. Additional time is required to complete implementation as well as to assist and ensure the sustainability of these procedures. We believe that the actions we take will be effective in remediating the material weakness described above and we will continue to devote significant time and attention to these remediation efforts. As we continue to evaluate and take actions to improve our internal control over financial reporting, we may take additional actions to address control deficiencies or modify certain of the remediation measures described above. There can be no assurance that the actions we are taking and will take will be sufficient to remediate the material weakness.

(c) Attestation Report of the Registered Public Accounting Firm

Not applicable.

(d) Changes in Internal Control over Financial Reporting

Other than the changes intended to remediate the material weakness noted above, no change in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) occurred during the year ended June 30, 2023 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16.	[Reserved]

Item 16A.	Audit Committee Financial Expert

(1)	The board of directors has determined that the Company:

(i)	Has one audit committee financial expert serving on its audit committee

(2)

Steven Coffey is the audit committee expert and is independent, as that term is defined in the listing standards applicable to the registrant if the registrant is a listed issuer, as defined in 17 CFR 240.10A-3. Steven Coffey meets the independence requirements of the Nasdaq Capital Market and SEC’s rules and regulations as he is a qualified Chartered Accountant and has spent over 30 years in public practice. He is also a registered company auditor.

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

BDO Audit Pty Ltd (BDO) has audited the Company’s annual financial statements acting as the independent registered public accounting firm for the fiscal year ended 30 June 2023. Grant Thornton Audit Pty Ltd (“GT”) has audited the Company’s annual financial statements acting as the independent registered public accounting firm for the fiscal year ended 30 June 2022.

The table below set forth the total fees for services performed by BDO & GT in fiscal years 2023 and 2022 and summarizes these amounts by the category of service.

	2023 A$’000	2022 A$’000
Grant Thornton Audit Pty Ltd
- Audit or review fees		155
- Comfort letter ATM		26

Total fees		181

BDO Audit Pty Ltd
- Audit or review fees	292
- Comfort letter ATM	18

Total fees	310

Audit fees

The audit fees include the aggregate fees incurred in fiscal years 2023 and 2022 for professional services rendered in connection with the audit of the Company’s annual financial statements and for related services that are reasonably related to the performance of the audit or services that are normally provided by the auditor in connection with regulatory filings of engagements for those financial years (including review of the Company’s Annual Report on Form 20-F, consents and other services related to SEC matters).

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

Grant Thornton Audit Pty Ltd (GT) who had been engaged as the Company’s auditors since 2012 to audit the registrant’s financial statements, was not reappointed as auditors and resigned in accordance with section 329(5) of the Corporations Act 2001 (Cth) (Corporations Act) and ASIC’s consent to the resignation.

The appointment of the new auditor of the Company was approved by the Board on 6 December 2022 subject to ASIC consent.

The Company appointed BDO Audit Pty Ltd (BDO) as the new auditor in accordance with ASX Listing Rule 3.16.3, effective from 24 February 2023. GT had held the position as auditor since 2012 and accordingly it was deemed appropriate to conduct a tender process to seek a new auditor. The Company confirms that it has received a letter of resignation from GT and has also received the consent of ASIC to their resignation.

GT’s report on the Company’s financial statements for fiscal year ended June 30, 2021 did not contain an adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope, or accounting principles. The audit opinion for fiscal year ended June 30, 2022 was modified in respect of going concern.

During the Company’s two most recent fiscal years and any subsequent interim period preceding the resignation, there were no disagreements with Grant Thornton on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

The Company authorized GT to communicate with BDO as part of the hand over of the appointment as the new company auditor.

We provided GT with a copy of this annual report and requested a letter addressed to the SEC indicating whether or not it agrees with the above disclosures. A copy of GT’s letter dated 26 October 2023 is attached as Exhibit 15.3 to this annual report.

During the two fiscal years ended June 30, 2022 and 2021, and in the subsequent interim period through the date of appointment of BDO, neither the Company nor anyone on its behalf consulted BDO with respect to either (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and neither a written report nor oral advice was provided to the Company that BDO concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement (as described in Item 16F(a)(1)(iv) of Form 20-F and the related instructions to Item 16F) or a reportable event (as described in Item 16F(a)(1)(v) of Form 20-F).

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

Item 16H.	Mine Safety Disclosure

This item is not applicable.

Item 16I.	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not Applicable.

Item 16J.	Insider trading policies

Not Applicable.

Item 16K.	Cybersecurity

Not Applicable.

PART III

Item 17.	Financial Statements

Refer to “Item 18 – Financial Statements” below.

Item 18.	Financial Statements

The financial statements filed as part of this Annual Report commencing on page F-1.

Item 19.	Exhibits

(a) Exhibits

1.1	Constitution of Kazia Therapeutics Limited, as amended and restated on November 16, 2016 (incorporated by reference to Exhibit 1.1 to the Company’s Annual Report on Form 20-F filed with the SEC on October 25, 2017 (File No. 0-29962)).

2.1	Deposit Agreement, dated as of June 6, 2016 among Novogen Limited, The Bank of New York, as Depositary, and owners and holders from time to time of ADSs issued thereunder (incorporated by reference to Exhibit 2.1 to the Company’s Annual Report on Form 20-F filed with the SEC on October 27, 2016 (File No. 0-29962)).

4.1	Lease Agreement, dated November 1, 2015 between Coal Services Pty Limited and Novogen (incorporated by reference to Exhibit 4.1 to the Company’s Annual Report on Form 20-F filed with the SEC on October 27, 2016 (File No. 0-29962)).

4.2	Employment Agreement for Chief Executive Officer of Novogen Limited, dated December 10, 2015 (incorporated by reference to Exhibit 4.2 to the Company’s Annual Report on Form 20-F filed with the SEC on October 27, 2016 (File No. 0-29962)).

4.3	Employment Agreement for Director of Finance and Administration of Novogen Limited, dated as of July 3, 2017 (incorporated by reference to Exhibit 4.20 to the Company’s Annual Report on Form 20-F filed with the SEC on October 25, 2017 (File No. 0-29962)).

4.4	Convertible Note Deed Poll with Triaxial Pty Ltd Noteholders dated December 6, 2012 (incorporated by reference to Exhibit 4.6 to the Company’s Annual Report on Form 20-F filed with the SEC on October 27, 2016 (File No. 0-29962)).

4.5	Amendment to Convertible Note Deed Poll with Triaxial Pty Ltd Noteholders dated December 4, 2014 (incorporated by reference to Exhibit 4.7 to the Company’s Annual Report on Form 20-F filed with the SEC on October 27, 2016 (File No. 0-29962)).

4.6	Kazia Therapeutics Officers’ and Employees’ Share Option Plan (incorporated by reference to Exhibit 4.10 to the Company’s Annual Report on Form 20-F filed with the SEC on October 27, 2016 (File No.0-29962)).

4.7	Share Sale Agreement dated October 31, 2016 between Kilinwata Investments Pty. Ltd., Mi Ok Chong, Paul Hopper and Novogen Limited (Incorporated by reference to Exhibit 4.11 to the Company’s Annual Report on Form 20-F filed with the SEC on October 25, 2017 (File No. 0-29962)).

4.8	Exclusive License Agreement dated October 25, 2016 between Genentech, Inc. and Novogen Limited (incorporated by reference to Exhibit 4.12 to the Company’s Annual Report on Form 20-F filed with the SEC on October 25, 2017 (File No. 0-29962)).

4.9	Sabio Solutions Pty Limited Letter of Appointment – Company Secretary, dated as of September 1, 2016 (incorporated by reference to Exhibit 4.17 to the Company’s Annual Report on Form 20-F filed with the SEC on October 25, 2017 (File No. 0-29962)).

4.10	Sabio Solutions Pty Limited Contract Extension Letter, dated as of March 1, 2017 (incorporated by reference to Exhibit 4.18 to the Company’s Annual Report on Form 20-F filed with the SEC on October 25, 2017 (File No. 0-29962)).

4.11	Sabio Solutions Pty Limited Contract Extension Letter, dated as of August 23, 2017 (incorporated by reference to Exhibit 4.19 to the Company’s Annual Report on Form 20-F filed with the SEC on October 25, 2017 (File No. 0-29962)).

4.12	Investigator Initiated Clinical Trial Agreement between Kazia Therapeutics Limited and Dana-Farber/Partners Cancer Care Inc dated 17 October 2018 (incorporated by reference to Exhibit 4.12 to the Company’s Annual Report on Form 20-F filed with the SEC on October 21, 2019).

4.13	Research Funding and Supply Agreement between Alliance for Clinical Trials in Oncology Foundation and Kazia Therapeutics Limited, dated 11 June 2019 (incorporated by reference to Exhibit 4.13 to the Company’s Annual Report on Form 20-F filed with the SEC on October 21, 2019).

4.14	Master Clinical Trial Agreement between St Jude Children’s Hospital Inc. and Kazia Laboratories Pty Limited dated 17 November 2017 and associated work order date 7 June 2019 (incorporated by reference to Exhibit 4.14 to the Company’s Annual Report on Form 20-F filed with the SEC on October 21, 2019).

4.15	Memorial Sloan Kettering Cancer Center Investigator-Initiated Clinical Trial Agreement with Kazia Therapeutics Limited dated as 22 July 2019 (incorporated by reference to Exhibit 4.15 to the Company’s Annual Report on Form 20-F filed with the SEC on October 22, 2020).

4.16	Investigator Initiated Clinical Trial Agreement with Kazia Therapeutics Limited Agreement dated as 18 September 2020 (incorporated by reference to Exhibit 4.16 to the Company’s Annual Report on Form 20-F filed with the SEC on October 22, 2020).

4.17	Global Coalition for Adaptive Research, (“GCAR”) Clinical trial collaboration and supply agreement dated as 15 October 2020 (incorporated by reference to Exhibit 4.17 to the Company’s Annual Report on Form 20-F filed with the SEC on October 22, 2020).

4.18	Development and Commercialisation Licence Agreement between Kazia Therapeutics Limited and Oasmia Pharmaceutical AB, dated March 1, 2021. (incorporated by reference to Exhibit 4.18 to the Company’s Annual Report on Form 20-F filed with the SEC on October 7, 2021).

4.19	License Agreement between Kazia Therapeutics Limited and Simcere Pharmaceutical Co., Ltd., dated March 29, 2021 (incorporated by reference to Exhibit 4.19 to the Company’s Annual Report on Form 20-F filed with the SEC on October 7, 2021).

4.20	License Agreement between Kazia Therapeutics Limited and Evotec (France) SAS, dated April 19, 2021.

4.21✓	Employment agreement between Kazia Therapeutics Inc. and John Friend dated September 20, 2021.

4.22✓	Employment agreement between Kazia Therapeutics Inc. and Karen Krumeich dated November 15, 2021.

4.23*✓	Addendum to employment agreement between Kazia Therapeutics Inc. and John Friend dated June 7, 2023.

8.1	Company Subsidiaries (incorporated by reference to Exhibit 8.1 to the Company’s Annual Report on Form 20-F filed with the SEC on October 24, 2018 (File No. 0-29962)).

12.1*	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended.

12.2*	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended.

13.1*	Certification of Chief Executive Officer and the Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of Independent Registered Public Accounting Firm.

15.2*	Consent of Independent Registered Public Accounting Firm.

15.3*	Letter of Grant Thornton Audit Pty Ltd dated October 26, 2023.

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed herewith.
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

KAZIA THERAPEUTICS LIMITED

/s/ John Friend
Dr John Friend
Managing Director and Chief Executive Officer

Date: October 26, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Shareholders and Board of Directors
Kazia Therapeutics Limited
Sydney, Australia, New South Wales
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated statement of financial position of Kazia Therapeutics Limited (the ‘Company’) as of June 30, 2023, the related consolidated statement of profit or loss and other comprehensive income, statement of changes in equity, and consolidated statement of cash flows for the year then ended, and the related notes (collectively referred to as the ‘consolidated financial statements’). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at June 30, 2023, and the results of its operations and its cash flows for the year then ended, in conformity with International Financial Reporting Standards, as issued by the International Accounting Standards Board.
Going concern uncertainty
The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has suffered recurring losses from operations and negative cashflows from operations. These conditions, along with other matters set forth in Note 2, raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.
Emphasis of matter - Restatement of comparatives
As discussed in Note 4 and Note 5 to the consolidated financial statements, the 2022 and 2021 consolidated financial statements have been restated to correct an error and reclassification, respectively.
We also audited the adjustments described in Note 4 to restate and Note 5 to reclassify the 2022 and 2021 consolidated financial statements to correct an error and reclassification. In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to audit, review, or apply any procedures to the 2022 and 2021 consolidated financial statements of the Company other than with respect to the adjustments as described in Note 4 and Note 5 and, accordingly, we do not express an opinion or any other form of assurance on the 2022 and 2021 consolidated financial statements taken as a whole.
Basis for opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (‘PCAOB’) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.
The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.
Critical audit matters
The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which they relate.
Valuation of intangible assets
As disclosed in Notes 2 and 15 to the Company’s consolidated financial statements, the Company’s intangible assets consisted of the paxalisib and EVT801 Licensing Agreements with an aggregate carrying value of A$17.3 million as of June 30, 2023. The Licensing Agreements assets are being amortized on a straight-line basis over the period of their expected benefit and the Company reviews non-financial assets with finite useful lives for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.
We identified the valuation of the Licensing Agreements assets as a critical audit matter. Evaluating the Company’s impairment assessment is complex and required auditor judgement. Specifically, the judgements included consideration of factors that are external and internal to the Company, such as the stage of clinical trials and timing of completion of the various stages.
The primary procedures we performed to address this critical audit matter included:

•	Obtaining and assessing managements’ assessment of the existence of impairment indicators, including their assessment on the progress and findings of ongoing clinical trials.

•	Assessing the completeness, accuracy and reasonability of managements’ assessment of the progress of the clinical trials from enquiries of management and their experts and external data.

•	Enquiring of management and managements’ internal experts in relation to the science and potential for existence of impairment indicators relating to the science.
Valuation of contingent consideration
As described in Note 19 to the consolidated financial statements, the Company has a A$6.9 million contingent consideration liability recorded as of June 30, 2023 representing the fair value of additional amounts that management believes are likely to be paid to third parties. The determination of the recorded amount of the contingent consideration liabilities requires the Company to make significant estimates and assumptions.
We identified the measurement of the contingent consideration liability as a critical audit matter. Auditing the Company’s valuation of the contingent consideration liability required a high degree of auditor judgement as the inputs to such valuation, such as the estimated probability of achieving milestones, the assumed timing of milestones and the discount rates, are largely unobservable.
The primary procedures we performed to address this critical audit matter included:

•	Obtaining and critically evaluating management’s assessment and calculation of the contingent consideration liability.

•	Obtaining and inspecting significant contracts.

•	Holding discussions with management to understand managements’ key assumptions in arriving at the timing and probability of milestone payments as well as the discount rate applied.

•	Critically evaluating the assumptions applied on timing and probability of milestone payments against publicly available information and published clinical trial updates and results.

•	Engaging valuation experts to assess the reasonability of the discount rates applied by management in determining the contingent consideration.

•	Assessing the impact of the EVT801 prior period error on the financial statements.
Share-based payments
As described in Note 33 to the consolidated financial statements, the Company has recognised a share-based payment expense of A$1.2 million for the year ended June 30, 2023 representing the fair value of the underlying instruments on grant date recognised over the vesting period. The determination of the recorded amount requires the Company to make significant estimates and assumptions.
We identified the measurement of the share-based payment expense as a critical audit matter. Auditing the Company’s valuation of the share-based payment expense and related reserve required a high degree of auditor judgement around managements’ inputs to the valuation, such as the estimated risk free and volatility as rates are subject to estimation and required the use of valuation specialists.
The primary procedures we performed to address this critical audit matter included:

•	Reviewing board minutes to ensure all the new options granted during the year have been accounted for.

•	Reviewing relevant supporting documentation to obtain an understanding of the contractual nature and terms and conditions of the share-based payment arrangements.

•	Engaging valuation specialists to assess the reasonability of the estimated fair value of the options using a relevant option valuation methodology and assessing the valuations inputs.
/s/ BDO Audit Pty Ltd
We have served as the Company’s auditor since 2023.
Sydney, Australia
October 26, 2023
PCAOB ID NO. 2256

F-
2

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Board of Directors and Shareholders
Kazia Therapeuticals Limited
Opinion on the financial statements
We have audited, before the effects of the restatement, due to the correction of an error, as described in Note 4, and the reclassification, as described in Note 5, the consolidated statement of financial position of Kazia Therapeutics Limited and subsidiaries (the “Company”) as of June 30, 2022, the related consolidated statement of profit or loss and other comprehensive income, changes in shareholders’ equity, and cash flows for each of the two years in the period ended June 30, 2022 (the 2022 consolidated financial statements before the effects of the restatement discussed in Note 4 are not presented herein), and the related notes (collectively referred to as the “financial statements”).
In our opinion, the financial statements, which are before the effects of the restatement due to the correction of an error described in Note 4, and the reclassification, as described in Note 5, present fairly, in all material respects, the financial position of the Company as of June 30, 2022, and the results of its operations and its cash flows for each of the two years in the period ended June 30, 2022, in conformity with International Financial Reporting Standards, as issued by the International Accounting Standards Board.
We were not engaged to audit, review, or apply any procedures to the restatement due to the correction of an error, as described in Note 4, and the reclassification, as described in Note 5, and accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Those adjustments were audited by BDO Audit Pty Limited.
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
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Grant Thornton Audit Pty Ltd
GRANT THORNTON AUDIT PTY LTD
We served as the Company’s auditor from 2012 to 2022.
Sydney, Australia
October 14, 2022

Consolidated statements of profit or loss and other comprehensive income
For the year ended 30 June 2023

	Note	2023 A$’000	2022 restated A$’000	2021 restated A$’000

Revenue from continuing operations	6	—	—	15,183

Other income	8	1	25	2
Finance income — bank interest		22	2	42
Expenses
Research and development expense	9	(15,564)	(20,169)	(14,541)
General and administrative expense	9	(8,583)	(5,113)	(7,020)
Gain/(loss) on remeasurement of contingent consideration	19	3,388	—	(2,570)
Commercialisation		—	(127)	—

Loss before income tax benefit from continuing operations		(20,736)	(25,382)	(8,904)
Income tax benefit	10	271	368	484

Loss after income tax benefit for the year		(20,465)	(25,014)	(8,420)

Other comprehensive income

Items that may be reclassified subsequently to profit or loss
Net exchange difference on translation of financial statements of foreign controlled entities, net of tax		110	35	2

Other comprehensive income for the year, net of tax		110	35	2

Total comprehensive income for the year		(20,355)	(24,979)	(8,418)

Loss for the year is attributable to:

Owners of Kazia Therapeutics Limited		(20,465)	(25,014)	(8,420)

Total loss for the year		(20,465)	(25,014)	(8,420)

Total comprehensive income for the year is attributable to:
Owners of Kazia Therapeutics Limited		(20,355)	(24,979)	(8,418)

Total comprehensive income for the year		(20,355)	(24,979)	(8,418)

Refer to note 4 for detailed information on restatement of comparatives.
Refer to note 5 for detailed information on reclassification of comparatives.
The above consolidated statements of profit or loss or other comprehensive income should be read with the accompanying notes

Consolidated statements of profit or loss and other comprehensive income (continued)
For the year ended 30 June 2023

	Note	2023 A$ Cents	2022 restated A$ Cents	2021 A$ Cents

Earnings per share for loss from continuing operations attributable to the owners of Kazia Therapeutics Limited
Basic earnings per share	3 2	(11.23)	(18.88)	(7.16)
Diluted earnings per share	3 2	(11.23)	(18.88)	(7.16)

		2023 A$ Cents	2022 restated A$ Cents	2021 A$ Cents

Earnings per share for loss attributable to the owners of Kazia Therapeutics Limited
Basic earnings per share	3 2	(11.23)	(18.88)	(7.16)
Diluted earnings per share	3 2	(11.23)	(18.88)	(7.16)

Consolidated statements of financial position
As at 30 June 2023

	Note	2023 A$’000	2022 restated A$’000	1 July 2021 restated A$’000

Assets

Current assets
Cash and cash equivalents	11	5,241	7,361	27,587
Trade and other receivables	12	3,899	91	84
Other assets	14	1,632	1,997	1,720

Total current assets		10,772	9,449	29,391

Non-current assets
Trade and other receivables	13	43	7,301	6,694
Intangibles	15	17,269	19,139	21,008

Total non-current assets		17,312	26,440	27,702

Total assets		28,084	35,889	57,093

Liabilities

Current liabilities
Trade and other payables	16	4,329	3,759	4,933
Borrowings	17	1,796	1,841	—
Employee benefits	18	690	369	229
Contingent consideration	19	750	759	791

Total current liabilities		7,565	6,728	5,953

Non-Current liabilities
Deferred tax	20	2,289	2,560	2,928
Employee benefits	18	59	117	55
Contingent consideration	19	6,121	8,209	10,304

Total non-current liabilities		8,469	10,886	13,287

Total liabilities		16,034	17,614	19,240

Net assets		12,050	18,275	37,853

Equity
Contributed equity	21	97,452	84,480	80,290
Other contributed equity		—	—	464
Reserves	22	3,681	2,412	1,301
Accumulated losses		(89,083)	(68,617)	(44,202)

Equity attributable to the owners of Kazia Therapeutics Limited		12,050	18,275	37,853

Total equity		12,050	18,275	37,853

Refer to note 4 for detailed information on restatement of comparatives.
Refer to note 5 for detailed information on reclassification of comparatives.
The above consolidated statements of financial position should be read with the accompanying notes

Statements of changes in equity
For the year ended 30 June 2023

	Contributed equity A$’000	Other Contributed equity A$’000	Reserves A$’000	Accumulated Losses A$’000	Non- controlling Interest A$’000	Total equity A$’000

Balance at 1 July 2020	48,781	464	1,066	(36,186)	—	14,125
Loss after income tax expense for the year (restated)	—	—	—	(8,420)	—	(8,420)
Other comprehensive income for the year, net of tax	—	—	2	—	—	2

Total comprehensive income for the year (restated)	—	—	2	(8,420)	—	(8,418)

Transactions with owners in their capacity as owners:
Contributions of equity	32,909	—	—	—	—	32,909
Share issue costs	(1,673)	—	—	—	—	(1,673)
Share based payment	—	—	637	—	—	637
Issue of shares	273	—	(80)	80	—	273
Expired options	—	—	(324)	324	—	—

Balance at 30 June 2021 (restated)	80,290	464	1,301	(44,202)	—	37,853

	Contributed equity A$’000	Other Contributed equity A$’000	Reserves A$’000	Accumulated Losses A$’000	Non- controlling Interest A$’000	Total equity A$’000

Balance at 1 July 2021 (restated)	80,290	464	1,301	(44,202)	—	37,853
Loss after income tax expense for the year (restated)	—	—	—	(25,014)	—	(25,014)
Other comprehensive income for the year, net of tax	—	—	35	—	—	35

Total comprehensive income for the year (restated)	—	—	35	(25,014)	—	(24,979)

Transactions with owners in their capacity as owners:
Shares issued (note 21)	4,202	—	—	—	—	4,202
Share issue costs (note 21)	(493)	—	—	—	—	(493)
Immaterial reclassification	—	—	(434)	434	—	—
Share based payment (note 33)	—	—	1,674	—	—	1,674
Issue of shares on exercise of options	17	—	(6)	6	—	17
Conversion of convertible note	464	(464)	—	—	—	—
Expired options	—	—	(159)	159	—	—

Balance at 30 June 2022 (restated)	84,480	—	2,412	(68,617)	—	18,275

	Contributed equity A$’000	Other Contributed equity A$’000	Reserves A$’000	Accumulated Losses A$’000	Non- controlling Interest A$’000	Total equity A$’000

Balance at 1 July 2022 (restated)	84,480	—	2,412	(68,617)	—	18,275
Loss after income tax expense for the year	—	—	—	(20,465)	—	(20,465)
Other comprehensive income for the year, net of tax	—	—	110	—	—	110

Total comprehensive income for the year	—	—	110	(20,465)	—	(20,355)

Transactions with owners in their capacity as owners:
Shares issued (note 21)	13,373	—	—	—	—	13,373
Share issue costs (note 21)	(401)	—	—	—	—	(401)
Share based payment (note 33)	—	—	1,159	—	—	1,159

Balance at 30 June 2023	97,452	—	3,681	(89,083)	—	12,050
Refer to note 4 for detailed information on restatement of comparatives.
The above consolidated statements of changes in equity should be read with the accompanying notes

Consolidated statements of cash flows
For the year ended 30 June 2023

	Note	2023 A$’000	2022 restated A$’000	2021 restated A$’000

Cash flows from operating activities
Loss after income tax expense for the year		(20,465)	(25,014)	(8,420)
Adjustments for:
Depreciation and amortisation	9	1,869	1,869	1,265
Share-based payments		1,159	1,675	637
Foreign exchange differences		46	(2,154)	428
Gain on remeasurement of contingent consideration	1 9	(2,097)	—	2,570

		(19,488)	(23,624)	(3,520)

Change in operating assets and liabilities:
Increase/(decrease) in trade and other receivables		3,450	(7)	(5,027)
Increase/(decrease) in prepayments		365	(277)	(1,182)
Increase/(decrease) in trade and other payables		569	(528)	1,010
Increase in other provisions		264	201	92
Decrease in deferred tax liability		(271)	(368)	(484)
(Decrease)/increase in borrowings		(45)	1,841	—

Net cash used in operating activities	3 1	(15,156)	(22,762)	(9,111)

Cash flows from investing activities
Payment of milestone relating to contingent consideration		—	(2,365)	—

Net cash used in investing activities		—	(2,365)	—

Cash flows from financing activities
Proceeds from issue of shares	2 1	12,972	3,726	28,109

Net cash from financing activities		12,972	3,726	28,109

Net (decrease)/increase in cash and cash equivalents		(2,184)	(21,401)	18,998
Cash and cash equivalents at the beginning of the financial year		7,361	27,587	8,764
Effects of exchange rate changes on cash		64	1,175	(175)

Cash and cash equivalents at the end of the financial year	1 1	5,241	7,361	27,587

Refer to note 4 for detailed information on restatement of comparatives.
Refer to note 5 for detailed information on reclassification of comparatives.
The above consolidated statements of changes in equity should be read with the accompanying notes

Notes to the financial statements
30 June 2023
Note 1. General information
The financial statements cover Kazia Therapeutics Limited (the “Consolidated Entity”) as a consolidated entity which consists of Kazia Therapeutics Limited and its subsidiaries. The financial statements are presented in Australian dollars, which is Kazia Therapeutics Limited’s functional and presentation currency.
Kazia Therapeutics Limited is a listed public company limited by shares, incorporated and domiciled in Australia. Its registered office and principal place of business is:
Three International Towers
Level 24, 300 Barangaroo Avenue
Sydney NSW 2000
The financial statements were authorised for issue, in accordance with a resolution of Directors, on 26 October 2023. The Directors have the power to amend and reissue the financial statements.
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
New Accounting Standards and Interpretations not yet mandatory or early adopted
International Accounting Standards and Interpretations that have recently been issued or amended but are not yet mandatory, have not been early adopted by the consolidated entity for the annual reporting period ended 30 June 2023. The consolidated entity’s assessment of the impact of these new or amended Accounting Standards and Interpretations is that none are deemed to have a material impact on the entity.
Going concern
The consolidated entity incurred a loss after income tax of $20,465,180 (2022: $25,014,055) was in a net current asset position of $3,207,572 (2022: $2,720,664) and had net cash outflows from operating activities of $15,156,157 (2022: $22,762,663) for the year ended 30 June 2023.
As at 30 June 2023 the consolidated entity had cash in hand and at bank of $5,241,197 (2022: $7,361,112).
The financial statements have been prepared on a going concern basis, which contemplates continuity of normal activities and realization of assets and settlement of liabilities in the normal course of business. As is often the case with drug development companies, the Company has not generated significant revenues nor does the company anticipate generating revenues in the near future. The ability of the consolidated entity to continue its development activities as a going concern is dependent upon it deriving sufficient cash from investors, from licensing and partnering activities, and from other sources of revenue such as grant funding.
The directors have considered the cash flow forecasts and the funding requirements of the business and continue to explore grant funding, licensing opportunities and equity investment opportunities in the Company. During the month of July 2023 through 7 August 2023, the Company raised total proceeds for the period of US$1,019,769 (A$1,540,918) using the ATM facility and continues to seek additional funding sources both in Australia and overseas.
An
‘at-the-market’
equity program (ATM) with Oppenheimer & Co. Inc. (Oppenheimer), as sales agent was established in May 2022. Under the ATM, Kazia may offer and sell via Oppenheimer the remaining capacity of $US27.8million (2022 $US32.04million)
of its ordinary shares, in the form of American Depositary Shares (ADSs), with each ADS representing ten ordinary shares. Kazia entered into an Equity Distribution Agreement, dated as of 22 April 2022 (the Sales Agreement), with Oppenheimer, acting as sales agent. for an initial capacity of $US35million. During the year ended 30 June 2023 $US4,203,221 (2022 $US2,956,036) was drawn down from the ATM facility.
The ATM allows the Company to raise capital dynamically in the market, with no discount, no warrant coverage, and modest banking fees, allowing it to fund operations with minimal dilution to existing shareholders.
Accordingly the directors have prepared the financial statements on a going concern basis. There is substantial doubt on whether the consolidated entity will continue as a going concern and therefore whether it will realise its assets and extinguish its liabilities in the normal course of business and at the amounts stated in these financial statements.
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
The financial statements have been prepared on an accruals basis and under the historical cost conventions, except for contingent consideration which are carried at fair value.

Notes to the financial statements
30 June 2023
Note 2. Significant accounting policies (continued)

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
Parent entity information
In accordance with the Corporations Act 2001, these financial statements present the results of the consolidated entity only. Supplementary information about the parent entity is disclosed in note 2
9
.
Principles of consolidation
The consolidated financial statements incorporate the assets and liabilities of all subsidiaries of Kazia Therapeutics Limited (‘company’ or ‘parent entity’) as at 30 June 2023 and the results of all subsidiaries for the year then ended. Kazia Therapeutics Limited and its subsidiaries together are referred to in these financial statements as the ‘consolidated entity’.
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
Where the consolidated entity loses control over a subsidiary, it derecognizes the assets including goodwill, liabilities and non-controlling
interest in the subsidiary together with any cumulative translation differences recognized in equity. The consolidated entity recognizes the fair value of the consideration received and the fair value of any investment retained together with any gain or loss in profit or loss.
Operating segments
Operating segments are presented using the ‘management approach’, where the information presented is on the same basis as the internal reports provided to the Chief Operating Decision Makers (‘CODM’). The CODM is responsible for the allocation of resources to operating segments and assessing their performance. The CODM is considered to be the Board of Directors.
Foreign currency translation
The financial statements are presented in Australian dollars.
Foreign currency transactions
Foreign currency transactions are translated into Australian dollars using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at financial year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in profit or loss.
Foreign operations
The assets and liabilities of foreign operations are translated into Australian dollars using the exchange rates at the reporting date. The revenues and expenses of foreign operations are translated into Australian dollars using the average exchange rates, which approximate the rate at the date of the transaction, for the period. All resulting foreign exchange differences are recognized in other comprehensive income through the foreign currency reserve in equity.
The foreign currency reserve is recognized in profit or loss when the foreign operation is disposed of.
Exchange differences arising on a monetary item that forms part of a reporting entity’s net investment in a foreign operation shall be recognized initially in other comprehensive income and reclassified from equity to profit or loss on disposal of the net investment.

Notes to the financial statements
30 June 2023
Note 2. Significant accounting policies (continued)

Financial Instruments
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
All income and expenses relating to financial assets that are recognized in profit or loss are presented within finance costs, finance income or other financial items, except for impairment of trade receivables which is presented within other expenses.
Financial assets at amortised cost
Financial assets are measured at amortised cost if the assets meet the following conditions (and are not designated as FVPL):

•	they are held within a business model whose objective is to hold the financial assets and collect its contractual cash flows; and

•	the contractual terms of the financial assets give rise to cash flows that are solely payments of principal and interest on the principal amount outstanding.
After initial recognition, these are measured at amortised cost using the effective interest method. Discounting is omitted where the effect of discounting is immaterial. The consolidated entity’s cash and cash equivalents, trade and most other receivables fall into this category of financial instruments.
Classification and measurement of financial liabilities
The consolidated entity’s financial liabilities comprise trade and other payables. Financial liabilities, borrowings and contingent consideration for business combination and licensing agreement acquisitions are initially measured at fair value, and, where applicable, adjusted for transaction costs unless the consolidated entity designated a financial liability at fair value through profit or loss. Subsequently, financial liabilities are measured at amortised cost using the effective interest method, except for contingent consideration in a business combination, which is measured at fair value.
All interest-related charges and, if applicable, changes in an instrument’s fair value that are reported in profit or loss are included within finance costs or finance income.
Revenue from contracts with customers
Revenue is measured at the fair value of the consideration received or receivable. Amounts disclosed as revenue are net of returns, trade allowances, rebates and amounts collected on behalf of third parties. Revenue is recognized using a five step approach in accordance with IFRS 15 Revenue from Contracts with Customers to depict the transfer of promised services to customers in an amount that reflects the consideration to which the Group expects to be entitled in exchange for those services. Distinct promises within the contract are identified as performance obligations. The transaction price of the contract is measured based on the amount of consideration the consolidated entity expects to be entitled to from the customer in exchange for services. Factors such as requirements around variable consideration, significant financing components, noncash consideration, or amounts payable to customers also determine the transaction price. The transaction is then allocated to separate performance obligations in the contract based on relative standalone selling prices. Revenue is recognized when, or as, performance obligations are satisfied, which is when control of the promised service is transferred to the customer. Amounts received prior to satisfying the revenue recognition criteria are recorded as deferred revenue. Amounts expected to be recognized as revenue within the 12 months following the balance sheet date are classified within current liabilities. Amounts not expected to be recognized as revenue within the 12 months following the balance sheet date are classified within non-current
liabilities.
The consolidated entity recognizes contract liabilities for consideration received in respect of unsatisfied performance obligations and reports these amounts as other liabilities in its consolidated statement of financial position. Similarly, if the consolidated entity satisfies a performance obligation before it receives the consideration, the consolidated entity recognizes either a contract asset or a receivable in its statement of financial position, depending on whether something other than the passage of time is required before the consideration is due.
Licensing revenues, including milestone revenue
Revenue from licensees of the consolidated entity’s intellectual property reflects the transfer of a right to use the intellectual property as it exists at the point in time in which the license is transferred to the customer.
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

Notes to the financial statements
30 June 2023
Note 2. Significant accounting policies (continued)

Finance Income
Interest revenue is recognized as interest accrues using the effective interest method. This is a method of calculating the amortised cost of a financial asset and allocating the interest income over the relevant period using the effective interest rate, which is the rate that exactly discounts estimated future cash receipts through the expected life of the financial asset to the net carrying amount of the financial asset.
Grant Income
Grants from governments are recognized at their fair value when there is a reasonable assurance that the grant will be received and the Company will comply with all attached conditions. Government grants relating to operating costs are recognized in the Statements of Comprehensive Income as grant income. A New South Wales Export Development Grant was received in the previous financial year.
Other revenue
Other revenue is recognized when it is received or when the right to receive payment is established.
Income tax
The income tax expense or benefit for the period is the tax payable on that period’s taxable income based on the applicable income tax rate for each jurisdiction, adjusted by changes in deferred tax assets and liabilities attributable to temporary differences, unused tax losses and the adjustment recognized for prior periods, where applicable.
Deferred tax assets and liabilities are recognized for temporary differences at the tax rates expected to apply when the assets are recovered or liabilities are settled, based on those tax rates that are enacted or substantively enacted, except for:

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

Deferred tax assets are recognized for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilize those temporary differences and losses.
The carrying amount of recognized and unrecognized deferred tax assets are reviewed each reporting date. Deferred tax assets recognized are reduced to the extent that it is no longer probable that future taxable profits will be available for the carrying amount to be recovered. Previously unrecognized deferred tax assets are recognized to the extent that it is probable that there are future taxable profits available to recover the asset.
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
Interpretation 23 Uncertain tax positions
Interpretation 23 clarified the application of the recognition and measurement criteria IAS 12 Income Taxes where there is uncertainty over income tax treatments and requires an assessment of each uncertain tax position as to whether it is probable that a taxation authority will accept the position. Where it is not probable, the effect of the uncertainty is reflected in determining the relevant taxable profit or loss, tax bases, unused tax losses and unused tax credits or tax rates. The amount is determined as either the single most likely amount or the sum of the probability weighted amounts in a range of possible outcomes, whichever better predicts the resolution of the uncertainty. Management believes that historical tax losses are not expected to be available for offset against the deferred tax liability at 30 June 2023.
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

Notes to the financial statements
30 June 2023
Note 2. Significant accounting policies
(continued)

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
Intangible assets
Separately acquired intangible assets are shown at historical cost. The cost of intangible assets acquired as part of a business combination is their fair value at the acquisition date. They have a finite useful life and are subsequently carried at cost less accumulated amortisation and impairment losses. The method and useful lives of finite life intangible assets are reviewed annually. Changes in the expected pattern of consumption or useful life are accounted for prospectively by changing the amortisation method or period. Amortisation expense is included in research and development expenditure.
Licensing agreement for paxalisib
The Licensing agreement asset was acquired as part of a business combination, and is being amortised on a straight-line basis over the period of its expected benefit, being the remaining life of the patent, which was 15 years from the date of acquisition.
Licensing agreement for EVT801
The Licensing agreement asset was acquired separately, and is being amortised on a straight-line basis over the period of its expected benefit, being the remaining life of the patent, which was 12.5 years from the date of acquisition.
Impairment of
non-financial
assets
Non-financial
assets with finite useful lives are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount.
Recoverable amount is the higher of an asset’s fair value less costs of disposal and value-in-use.
The
value-in-use
is the present value of the estimated future cash flows relating to the asset using a pre-tax
discount rate specific to the asset or cash-generating unit to which the asset belongs. Assets that do not have independent cash flows are grouped together to form a cash-generating unit.
Provisions
Provisions are recognized when the consolidated entity has a present (legal or constructive) obligation as a result of a past event, it is probable the consolidated entity will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the reporting date, taking into account the risks and uncertainties surrounding the obligation. If the time value of money is material, provisions are discounted using a current pre-tax rate specific to the liability. The increase in the provision resulting from the passage of time is recognized as a finance cost.
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
30 June 2023
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
The cost of equity-settled transactions are recognized as an expense with a corresponding increase in equity over the vesting period. The cumulative charge to profit or loss is calculated based on the grant date fair value of the award, the best estimate of the number of awards that are likely to vest and the expired portion of the vesting period. The amount recognized in profit or loss for the period is the cumulative amount calculated at each reporting date less amounts already recognized in previous periods.
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
If equity-settled awards are modified, as a minimum an expense is recognized as if the modification has not been made. An additional expense is recognized, over the remaining vesting period, for any modification that increases the total fair value of the share-based compensation benefit as at the date of modification.
If the
non-vesting
condition is within the control of the consolidated entity or employee, the failure to satisfy the condition is treated as a cancellation. If the condition is not within the control of the consolidated entity or employee and is not satisfied during the vesting period, any remaining expense for the award is recognized over the remaining vesting period, unless the award is forfeited.
If equity-settled awards are cancelled, it is treated as if it has vested on the date of cancellation, and any remaining expense is recognized immediately. If a new replacement award is substituted for the cancelled award, the cancelled and new award is treated as if they were a modification.
Finance costs
Finance costs attributable to qualifying assets are capitalized as part of the asset. All other finance costs are expensed in the period in which they are incurred, including interest on short-term and long-term borrowings.
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
Fair value is measured using the assumptions that market participants would use when pricing the asset or liability, assuming they act in their economic best interest. For non-financial
assets, the fair value measurement is based on its highest and best use. Valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, are used, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.
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
30 June 2023
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
Goods and Services Tax (‘GST’) and other similar taxes
Revenues, expenses and assets are recognized net of the amount of associated GST, unless the GST incurred is not recoverable from the tax authority. In this case it is recognized as part of the cost of the acquisition of the asset or as part of the expense.
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
Research and development expenses
The Directors do not consider the development programs to be sufficiently advanced to reliably determine the economic benefits and technical feasibility to justify capitalization of development costs. These costs have been recognized as an expense when incurred.
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
Clinical trial expenses
The timing of payment for work conducted under clinical trials often bears little relation to the timing of the work effort. Detailed estimates are made to determine the amount of work effort expended during a reporting period in order to determine the appropriate expense to be recognized, with the resulting prepayments or un-invoiced
amounts being recognized as a prepayment or an accrual respectively.
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
Acquisition of intangible assets
During the 2017 financial year, the consolidated entity acquired the rights to develop and commercialize paxalisib, as part of a business combination from Genentech. Significant judgement was required in determining that the transaction was a business combination and in relation to the identification and valuation of assets and liabilities acquired. The consolidated entity has applied judgement in determining the accounting treatment for the acquisition of the License agreement for EVT801. The License agreement has been determined to be a stand alone transaction, independent from any other agreements which have been or may be entered into with Evotec (France) SAS. Management has also made the decision to account for the cost of the asset conferred by the License agreement on the basis of the milestones that are probable of being payable, that is, those for which there is judged to be a probability of greater than
50% that the milestone will be triggered.
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
30 June 2023
Note 3. Critical accounting judgements, estimates and assumptions (continued)

In the case where contingent consideration is recognized on the basis that the liability is probable of occurring, judgement is used in determining which milestones are considered probable of being triggered and the timing thereof.
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
Impairment of licensing agreements and other indefinite life intangible assets
The consolidated entity assesses impairment of licensing agreements at each reporting date by evaluating conditions specific to the consolidated entity and to the particular asset that may lead to impairment. Judgement is used to determine whether any indicators of impairment exist, and reference is made to the considerations included in IAS 36 Impairment of Assets in this assessment. If an impairment trigger is found to exist, the recoverable amount of the asset is determined.
Note 4. Restatement of comparatives
During the year ended 30 June 2023, the calculation of the
EVT-801
intangible asset and the related contingent consideration was found to contain errors as discounting for the time value of money was not taken into account on initial recognition. The contractual payments in relation to the milestones gave rise to a financial liability at acquisition. The cost of the intangible asset should comprise the initial payment plus an amount reflecting the fair value of the other contingent payments determined using a probability–weighted estimation. These values should be discounted to reflect the time value of money at the time of acquisition in April 2021. Management have utilized an Incremental Borrowing Rate of
6% to discount the future cash flows. The Incremental Borrowing Rate reflects the assumed credit rating of the Company. The error resulted in a material overstatement of the
EVT-801
intangible asset and a corresponding overstatement of the liability at acquisition. The impact of this error is noted below with the restated balances disclosed in note 15 and 19.

	30 June 2021 Reported	Increase/ (decrease)	1 July 2021 Restated	30 June 2022 Reported	Increase/ (decrease)	30 June 2022 Restated
	A$’000	A$’000	A$’000	A$’000	A$’000	A$’000

Consolidated statement of financial position

Intangibles - licensing agreement	27,265	(1,044)	26,221	27,266	(1,045)	26,221
Less Accumulated amortisation	(5,263)	50	(5,213)	(7,216)	134	(7,082)
	22,002	(994)	21,008	20,050	(911)	19,139
Current contingent consideration	(3,164)	2,373	(791)	(759)	—	(759)
Non-Current contingent consideration	(8,926)	(1,377)	(10,303)	(8,756)	547	(8,209)
	(12,091)	997	(11,094)	(9,515)	547	(8,968)
Net Assets	37,851	2	37,853	18,638	(364)	18,274
Accumulated losses	(44,205)	2	(44,203)	(68,253)	(364)	(68,617)
Total equity	37,851	2	37,853	18,638	(364)	18,274

	30 June 2022	Increase/ (decrease)	30 June 2022 Restated	30 June 2021	Increase/ (decrease)	30 June 2021 Restated

Consolidated statement of profit and loss
Research and development expense (Amortisation)	(20,252)	83	(20,169)	(14,541)		(14,541)
General and administrative expense (foreign exchange impact)	(4,511)	(450)	(4,961)	(7,022)	2	(7,020)
Loss on revaluation of contingent consideration	(152)	—	(152)	(2,570)		(2,570)
Commercialisation expense	(127)	—	(127)
Loss before tax	(25,016)	(366)	(25,382)	(8,906)	2	(8,904)
Income tax benefit	368	—	368	484		484
Loss after tax	(24,648)	(366)	(25,014)	(8,422)	2	(8,420)
Impact on basic and diluted earnings per share increase/ (decrease) in earning per share
Basic loss for the year attributable to equity holders	(18.61)	(0.27)	(18.88)	(7.16)		(7.16)
Diluted loss for the year attributable to equity holders	(18.61)	(0.27)	(18.88)	(7.16)		(7.16)

Notes to the financial statements
30 June 2023

Note 5. Reclassification of comparatives
During the preparation of the financial statements for the current year, a reclassification between borrowings and other assets was performed to better reflect the insurance funding premium utilized by the Company, a reclassification of non-current
annual leave employee benefit to current employee benefits and a reclassification between loss on remeasurement of contingent consideration and general and administrative expense to accurately reflect the impact of the unwinding of discounting contingent consideration for paxalisib.

	30 June 2022 Restated	Reclassification	30 June 2022 Reclassified

Other assets	156	1,841	1,997
Borrowings	—	(1,841)	(1,841)
Current employee benefits	166	203	369
Non-current employee benefits	319	(202)	117
Loss on remeasurement of contingent consideration	153	153	—
General and administrative expense	(4,961)	(153)	(5,114)
Note 6. Revenue

	2023 A$’000	2022 A$’000	2021 A$’000

Licensing revenue	—	—	15,183

Disaggregation of revenue
The disaggregation of revenue from contracts with customers is as follows:

	2023 A$’000	2022 A$’000	2021 A$’000

Geographical regions
China	—	—	10,006
Sweden	—	—	5,177

	—	—	15,183

Timing of revenue recognition
Licensing revenue at a point in time	—	—	15,183

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
License Agreement with Simcere Pharmaceutical Group Ltd.
In March 2021, the company entered into a licensing agreement with Simcere Pharmaceutical Group LTD. to develop and commercialize the company’s investigational drug candidate, paxalisib, in Greater China. Under the terms of the agreement, Simcere assumed responsibility for the development, registration and commercialization of paxalisib in Greater China (a territory that includes Mainland China, Hong Kong, Macau and Taiwan). The company received an upfront payment of US$
11
million comprising US$
7
million in cash and a US$
4
million equity investment, priced at a
20
% premium to recent trading. The company will also receive contingent milestone payments of up to US$

million for glioblastoma, with further milestones payable for indications beyond glioblastoma. Simcere will additionally pay mid-teen percentage royalties on commercial sales.
During fiscal year 2023, the company did not recognise revenue from either license agreements described in the above paragraphs in accordance with the terms of the agreements and revenue recognition policy in accordance with note 2.
Note 7. Operating segments
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
Note 8. Other income

	2023 A$’000	2022 A$’000	2021 A$’000

Payroll tax rebate	—	—	2
Subsidies and grants	—	10	—
Bad debt recovery	—	15
Other sundry income	1

	1	25	2

Notes to the financial statements
30 June 2023

Note 9. Expenses

	2023 A$’000	2022 restated A$’000	2021 restated A$’000

Loss before income tax includes the following specific

Research and development
EVT-801 program costs	5,060	2,520	1,073
Cantrixil program costs	5	12	429
Paxalisib program costs	5,618	13,713	11,404
Scientific Advisory Board costs	31	—	—
Employee benefits expense - salaries & wages and staff benefits	2,250	1,665	336
- superannuation	29	25	26
- share based payments	702	365	8
Total research & development (excluding amortisation)	13,695	18,300	13,276

Amortisation
Paxalisib licensing agreement	1,084	1,084	1,084
Evotech licensing agreement	785	785	181

Total amortisation	1,869	1,869	1,265

Total research & development	15,564	20,169	14,541

Net foreign exchange loss
Net foreign exchange loss	46	(2,154)	409

Rental expense relating to operating leases
Minimum lease payments	152	73	93

Superannuation expense
Defined contribution superannuation expense	131	138	138

Employee benefits expense G&A
- salaries & wages and staff benefits	1,467	1,674	1,011
- superannuation	102	129	112
- share based payments	457	1,310	552

Total employee benefits expense G&A	2,026	3,113	1,675

Other Expenses
Chinese With-Holding Tax incurred on license transaction	—	—	931
Chinese Value Added Tax incurred on license transaction	—	—	538

	—	—	1,469

Notes to the financial statements
30 June 2023

Note
10
. Income tax benefit/expense

		2022	2021
	2023	restated	restated
	A$’000	A$’000	A$’000

Numerical reconciliation of income tax benefit and tax at the statutory rate
Loss before income tax benefit	(20,736)	(25,382)	(8,904)

Tax at the statutory tax rate of 25% (2022 25% 202 1 26%)	(5,184)	(6,345)	(2,316)

Tax effect amounts which are not deductible/(taxable) in calculating taxable income:
Research and Development claim	—	—	—
Amortisation of intangibles	467	467	348
Employee option plan	289	419	175
Gain/loss on revaluation of contingent consideration	(847)	38	707

	(5,275)	(5,421)	(1,086)

Adjustment recognized for prior periods	—	16	—
Adjustment to deferred tax balances as a result of change in statutory tax rate	—	(113)	(186)
Tax losses and timing differences not recognized	5,004	5,150	788

Income tax benefit	(271)	(368)	(484)

	2023 A$’000	2022 restated A$’000	2021 restated A$’000

Tax losses not recognized
Unused tax losses for which no deferred tax asset has been recognized-Australia	120,412	96,519	70,896
Potential tax benefit @ 25.0% (202 2 25% 202 1 26%) - Australia	30,103	24,130	17,724
Unused tax losses for which no deferred tax asset has been recognized US	4,305	2,380	2,038
Potential tax benefit at statutory tax rates@21%-US	904	500	428

Notes to the financial statements
30 June 2023

Note 1
1
. Current assets - cash and cash equivalents

	2023	2022
	A$’000	A$’000

Cash at bank and on hand	5,241	7,361

	5,241	7,361

Note 1
2
. Trade and other receivables

	2023	2022
	A$’000	A$’000

Current assets

Trade receivables	1	—
GBM Agile deposit	3,753	—
BAS receivables	104	51
Deposits held	41	40

	3,899	91

Note 1
3
. Trade and other receivables -
non-current

	2023	2022
	A$’000	A$’000

Non-current assets

GBM Agile deposit	—	7,258
Corporate credit card deposit	43	43

	43	7,301

The GBM Agile deposit was advanced to GCAR at the start of the GBM Agile trial, and is refundable if not utilized against trial expenses. The amount will be allocated against expenditure towards the latter end of the trial. Completion of the final analysis is expected in 2H CY2023. The deposit was moved to current for this reporting period.
Note 1
4
. Other assets
Current assets

		2022
	2023	Reclassified
	A$’000	A$’000

Prepayments	1,632	1,997

This contains the prepayment of invoices in relation to the annual insurance renewal program. An offsetting borrowing for the funding of this prepayment in included in Borrowings - See Note 17 Borrowings.
Prepayment of annual insurance program invoices is included in Prepayments. An offsetting amount relating to the funding of insurance invoices is contained in Borrowings - See Note 17.

Notes to the financial statements
30 June 2023

Note 1
5
. Intangibles
Non-current
assets

	Consolidated
		2022
	2023 A$’000	restated A$’000

Licensing agreement - Paxalisib	16,408	16,408
Less: Accumulated amortisation	(7,251)	(6,166)

	9,157	10,242

Licensing agreement - EVT-801	9,813	9,813
Less: Accumulated amortisation	(1,701)	(916)

	8,112	8,897

	17,269	19,139

Reconciliations
Reconciliations of the written down values at the beginning and end of the current and previous financial year are set out below:

	EVT801 licensing agreement A$’000	Paxalisib licensing agreement A$’000	Total A$’000

Balance at 1 July 2021 as restated	9,682	11,326	21,008
Amortisation expense	(785)	(1,084)	(1,869)

Balance at 30 June 2022 restated	8,897	10,242	19,139

Amortisation expense	(785)	(1,085)	(1,870)

Balance at 30 June 2023	8,112	9,157	17,269

Note 1
6
. Trade and other payables

	2023	2022
	A$’000	A$’000

Trade payables	857	1,524
Accrued payables	3,472	2,235

	4,329	3,759

Refer to note 24 for further information on financial instruments.
Note 1
7
. Borrowings
Current liabilities

	2023	2022 Reclassified
	A$’000	A$’000

Insurance premium funding	1,796	1,841

This is borrowing in relation to the annual insurance renewal program. An offsetting prepayment of insurance invoices in included in Prepaymens - See Note 14 Other Assets.
Borrowings in relation to funding of annual insurance program renewal. An offsetting amount relating to the prepayment of insurance invoices is contained in Prepayments - See Note 14.

Notes to the financial statements
30 June 2023

Note 1
8
. Employee benefits

	2023 A$’000	2022 reclassified A$’000

Current Liabilities
Employee benefits	201	—
Annual leave	489	369

	690	369

Non-Current Liabilities
Long service leave	59	117

	749	486

Note 1
9
. Contingent consideration

	2023 A$’000	2022 restated A$’000

Current Liabilities

Contingent consideration – Paxalisib	750	—
Contingent consideration – EVT801	—	759

	750	759

Non-current Liabilities
Contingent consideration - paxalisib	654	1,168
Contingent consideration – EVT801	5,467	7,041

	6,121	8,209

	6,871	8,968

Reconciliations
Reconciliation of the balance at the beginning and end of the reporting period is set out below:

	Consolidated
		2022
	2023	restated
	$	$

Contingent consideration at start of period (current and non-current)	8,968	11,094
Payment of EVT801 milestone	—	(2,364)
Interest on unwinding of discount	594	567
Effect of exchange rates on contingent consideration	697	(329)
Gain on remeasurement of contingent consideration	(3,388)	—

	6,871	8,968

Contingent consideration - paxalisib
During the 2017 financial year, the consolidated entity acquired the rights to develop and commercialize paxalisib, as part of a business combination.
The acquisition contained four
development contingent milestone payments, the first two milestone payment settlements being Kazia shares, and the third and fourth development milestone payment settlements either cash or Kazia shares at the discretion of Kazia. Milestones 1 and 4 have now been paid out, and Milestone 3 has lapsed. Milestone 2 comprises shares to the value of $1,250,000.
Each milestone payment is probability weighted for valuation purposes. Milestone 2 is now a current liability and is no longer being discounted. Milestone 5 is a revenue based milestone contingent on net sales and is discounted to present value, using a discount rate of 20% (previously 15%) per annum. The discount rate was considered at 30 June 2023 and revised to reflect a rate within a more reasonable market range. Accordingly, the discount rate applied to future expected cash flows has been revised upwards.
Kazia is also required to pay royalties to Genentech in relation to net sales. These payments are related to future financial performance, and are not considered as part of the consideration in relation to the Genentech agreement.
Contingent consideration - EVT801
The acquisition of EVT801 has been accounted for at cost, with milestones where the payment is considered probable being booked as a current or non-current
liability at period end, according to the estimated payment date. The key assumptions applied on initial recognition have been reassessed in the year based on the revised timing of when milestone payments are expected to be paid. Milestone 3 is expected to be paid in 2H2024, milestones 4 & 5 are expected to be paid Q12025 and Q12027. Milestone 3 payment has a probability of 100% (2022: 100%), Milestone 4 payment has a probability of 80% (2022: 100%), and Milestone 5 payment has a probability of 63% (2022: 100%) of occurring. Milestones are discounted to present value, using a discount rate of 7% per annum (2022: 6% per annum). The discount rate was considered based on the incremental borrowing rate at the time of acquisition and has been updated to reflect recent market increases. Milestones where the payment is not considered probable at year end have not been accounted for as a liability. The total amount of milestone payments not booked at year end amounts to €300,500,000 ($492,703,722) (2022: €300,500,000 ($456,063,136)).

Notes to the financial statements
30 June 2023

Note
20
. Deferred tax

	2023	2022
	A$’000	A$’000

Non-current Liabilities
Deferred tax liability associated with Licensing Agreement	2,289	2,560

Company management has completed an analysis of the availability of historical tax losses to offset the deferred tax liability. Accordingly, the company concludes that the historical tax losses are not expected to be available for offset against the deferred tax liability.
Note 2
1
. Equity - contributed equity

	Consolidated
	2023	2022	2023	2022
	Shares	Shares	$	$

Ordinary shares - fully paid	228,029,114	138,755,376	97,452,246	84,480,249

Movements in ordinary share capital

Details	Date	Shares	Issue price	$

Balance	1 July 2021	132,012,209		80,290,062
Issued on conversion of options	15 December 2021	25,000	$0.6680	16,700
Conversion of Triaxial Convertible Note	5 May 2022	1,855,357	$0.2500	464,000
ATM issue of shares No. 1	24 May 2022	10,000	$0.8260	8,256
ATM issue of shares No. 2	2 June 2022	10,000	$0.8020	8,025
ATM issue of shares No. 3	6 June 2022	88,710	$0.8370	74,258
ATM issue of shares No. 4	9 June 2022	603,500	$0.8400	507,035
ATM issue of shares No. 5	14 June 2022	75,940	$0.8240	62,583
ATM issue of shares No. 6	15 June 2022	2,000	$0.8300	1,661
ATM issue of shares No. 7	20 June 2022	4,072,660	$0.8690	3,540,403
Less: share issue transaction costs		—	$0.0000	(492,735)

Balance	30 June 2022	138,755,376		84,480,249

ATM issue of shares No. 8	7 July 2022	573,370	$0.7102	407,201
ATM issue of shares No. 9	8 August 2022	8,561,490	$0.3316	2,839,346
ATM issue of shares No. 10	9 August 2022	10,000	$0.2723	2,723
ATM issue of shares No. 11	10 August 2022	158,020	$0.2465	38,949
ATM issue of shares No. 12	11 August 2022	330,960	$0.2413	79,868
ATM issue of shares No. 13	12 August 2022	1,247,440	$0.2469	308,050
ATM issue of shares No. 14	12 September 2022	651,030	$0.2211	143,964
ATM issue of shares No. 15	13 September 2022	28,350	$0.2187	6,200
Shares issued to Scientific Advisory Board	14 September 2022	60,000	$0.2100	12,600
ATM issue of shares No. 16	7 October 2022	736,760	$0.1789	131,797
ATM issue of shares No. 17	28 October 2022	12,296,180	$0.1865	2,293,288
ATM issue of shares No. 18	11 January 2023	20,000	$0.1380	2,761
Professional and sophisticated investors placement – 1st tranche	16 January 2023	25,387,018	$0.1100	2,792,572
Professional and sophisticated investors placement – 2nd tranche	2 8 February 2023	15,522,075	$0.1100	1,707,428
Share Placement Plan	3 March 2023	23,691,045	$0.1100	2,606,000
Less: share issue transaction costs		—	$0.0000	(400,750)

Balance		228,029,114		97,452,246

Notes to the financial statements
30 June 2023
Note 21. Equity - contributed equity
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
Capital is regarded as total equity, as recognized in the statement of financial position, plus net debt. Net debt is calculated as total borrowings less cash and cash equivalents.
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

Notes to the financial statements
30 June 2023
Note 22. Equity - reserves

	2023	2022
	A$’000	A$’000

Foreign currency reserve	(742)	(852)
Share-based payments reserve	4,423	3,264

	3,681	2,412

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
As of 30 June 2023 and 2022, the consolidated entity did not hold derivative financial instruments in managing its foreign currency, however, the consolidated entity may from time to time enter into hedging arrangements where circumstances are deemed appropriate. The consolidated entity used natural hedging to reduce the foreign currency risk, which involved processing USD payments from cash held in USD. Foreign subsidiaries with a functional currency of Australian Dollars (‘AUD’) have exposure to the local currency of these subsidiaries and any other currency these subsidiaries trade in.
The carrying amount of the consolidated entity’s foreign currency denominated financial assets and financial liabilities at the reporting date was as follows:

	Assets		Liabilities
	2023 A$’000	2022 restated A$’000	2023 A$’000	2022 A$’000

US dollars	2,326	7,276	1,135	3,071
Euros	—	—	2,710	205
Singapore dollars	—	—	1	—

	2,326	7,276	3,846	3,276

Notes to the financial statements
30 June 2023
Note 2
4
. Financial instruments
(continued)

The consolidated entity had net assets denominated in foreign currencies of A$2,232,754 as at 30 June 2023 (2022: net assets A$3,999,645).
If all currencies had strengthened
and weakened
against the USD by 10% (2022: 10%) then this would have had the following impact:

	AUD strengthened			AUD weakened
Consolidated - 2023	% change	Effect on profit before tax A$’000	Effect on equity A$’000	% change	Effect on profit before tax A$’000	Effect on equity A$’000

US dollars	10%	(494)	(494)	(10%)	494	494
Euros	10%	271	271	(10%)	(271)	(271)

		(223)	(223)		223	223

	AUD strengthened			AUD weakened
Consolidated – 2022 (restated)	% change	Effect on profit before tax A$’000	Effect on equity A$’000	% change	Effect on profit before tax A$’000	Effect on equity A$’000

US dollars	10%	(420)	(420)	(10%)	420	420
Euros	10%	20	20	(10%)	(20)	(20)

		(400)	(400)		400	400

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

Notes to the financial statements
30 June 2023
Note 2
4
. Financial instruments
(continued)

As at the reporting date, the consolidated entity had the following variable interest rate balances:

	2023		2022
	Weighted average interest rate %	Balance A$’000	Weighted average interest rate %	Balance A$’000

Cash at bank and in hand	0.40	5,241	—	7,361

Net exposure to cash flow interest rate risk		5,241		7,361

The consolidated entity has cash and cash equivalents totalling $5,241,197 (2022: $7,361,112). An official increase/decrease in interest rates of 100 basis points (2022: 100 basis points) would have a favourable/adverse effect on profit before tax and equity of $52,411 (2022 $73,611) per annum. The percentage change is based on the expected volatility of interest rates using market data and analysts forecasts.
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
30 June 2023
Note 2
4
. Financial instruments (continued)

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

2023	Weighted average interest rate %	1 year or less A$’000	Between 1 and 2 years A$’000	Between 2 and 5 years A$’000	Over 5 years A$’000	Remaining contractual maturities A$’000

Non-derivatives
Trade payables	—	857	—	—	—	857
Accrued payables	—	3,472	—	—	—	3,472
Contingent consideration	—	750	4,303	3,099	—	8,152

Total non-derivatives		5,079	4,303	3,099	—	12,481

2022 restated	Weighted average interest rate %	1 year or less A$’000	Between 1 and 2 years A$’000	Between 2 and 5 years A$’000	Over 5 years A$’000	Remaining contractual maturities A$’000

Non-derivatives
Trade payables	—	1,524	—	—	—	1,524
Accrued payables	—	2,236	—	—	—	2,236
Contingent consideration	—	759	8,338	795	—	9,892

Total non-derivatives		4,519	8,338	795	—	13,652

The cash flows in the maturi
t
y analysis above are not expected to occur significantly earlier than contractually disclosed above.

Notes to the financial statements
30 June 2023

Note 2
5
. Fair value measurement
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

Consolidated - 2023	Level 1 A$’000	Level 2 A$’000	Level 3 A$’000	Total A$’000

Liabilities
Contingent Consideration	—	—	1,404	1,404

Total liabilities	—	—	1,404	1,404

Consolidated - 2022

Liabilities
Contingent Consideration	—	—	1,168	1,168

Total liabilities	—	—	1,168	1,168

There were no transfers between levels during the financial year.
The fair value of contingent consideration related to the acquisition of Glioblast Pty Ltd and the license agreement is estimated by probability-weighting the expected future cash outflows, adjusting for risk and discounting.
The effects on the fair value of risk and uncertainty in the future cash flows are dealt with by adjusting the estimated cash flows rather than adjusting the discount rate. The estimated cashflows were adjusted based on the directors’ assessment of achieving contracted milestones as disclosed in Note 1
9
. The probabilities used fell in the range of 57% to 60% and were informed by generally accepted industry probabilities of drugs achieving certain milestones in their progression towards registration.
Level 3 assets and liabilities
Movements in level 3 assets and liabilities during the current and previous financial year are set out below:

	Level 3 A$’000	Total A$’000
Consolidated
Balance at 1 July 2021	1,015	1,015
Losses recognized in profit or loss	153	153

Balance at 30 June 2022	1,168	1,168

Losses recognized in profit or loss	236	236

Balance at 30 June 2023	1,404	1,404

Notes to the financial statements
30 June 2023

Note 2
6
. Key management personnel disclosures
Compensation
The aggregate compensation made to directors and other members of key management personnel (‘KMP’) of the consolidated entity is set out below:

	2023 A$’000	2022 A$’000	2021 A$’000

Short-term employee benefits	3,148	2,589	1,574
Post-employment benefits	150	116	112
Share-based payments	1,046	1,560	617

	4,344	4,265	2,303

Please refer to Note 28 for other transactions with key management personnel and their related parties.
Note 27. Remuneration of auditors
During the financial year the following fees were paid or payable for services provided by BDO Audit Pty Ltd, the auditor of the Company:

	2023 A$’000	2022 A$’000	2021 A$’000
Audit services – BDO Audit Pty Ltd
Audit or review of the financial statements	292	—	—
Other services BDO Audit Pty Ltd
Comfort letter – ATM	18	—	—

	310	—	—

Audit services – Grant Thornton Audit Pty Ltd
Audit or review of the financial statements	—	155	151
Other services - Grant Thornton Audit Pty Ltd
Comfort letter – ATM	—	26	—

	—	181	151

Notes to the financial statements
30 June 2023

Note 28. Related party transactions
Parent entity
Kazia Therapeutics Limited is the parent entity.
Subsidiaries
Interests in subsidiaries are set out in note 30.
Key management personnel
Disclosures relating to key management personnel are set out in note 26.
Transactions with related parties
There were no other transactions with KMP and their related parties.
Receivable from and payable to related parties
There were no trade receivables from or trade payables to related parties at the current and previous reporting date.
Loans to/from related parties
There were no loans to or from related parties at the current and previous reporting date.
Terms and conditions
All transactions were made on normal commercial terms and conditions and at market rates.

Notes to the financial statements
30 June 2023

Note 29. Parent entity information
Set out below is the supplementary information about the parent entity.

	Parent
	2023 A$’000	2022 restated A$’000

Statement of profit or loss and other comprehensive income
Loss after income tax	(20,863)	(24,241)

Total comprehensive income	(20,863)	(24,241)

	2023 A$’000	2022 restated A$’000

Statement of financial position
Total current assets	4,645	7,736
Total assets	21,915	26,875
Total current liabilities	7,003	2,931
Total liabilities	15,472	13,701
Equity
Contributed equity	97,452	84,480
Reserves	4,423	3,264
Accumulated losses	(95,432)	(74,570)

Total equity	6,443	13,174

Reserves comprise Share Based Payments Reserve.
Contingent liabilities
The parent entity contingent liabilities as at 30 June 2023 and 30 June 2022 are as set out in note 19.
Capital commitments - Property, plant and equipment
The parent entity had no capital commitments for property, plant and equipment at as 30 June 2023 and 30 June 2022.
Significant accounting policies
The accounting policies of the parent entity are consistent with those of the consolidated entity, as disclosed in note 2, except for the following:

•	Investments in subsidiaries are accounted for at cost, less any impairment, in the parent entity.

•	Dividends received from subsidiaries are recognized as other income by the parent entity and its receipt may be an indicator of an impairment of the investment.

Notes to the financial statements
30 June 2023

Note
30
. Interests in subsidiaries
The consolidated financial statements incorporate the assets, liabilities and results of the following subsidiaries in accordance with the accounting policy described in note 2:

		Ownership interest
Name	Principal place of business / Country of incorporation	2023%	2022%

Kazia Laboratories Pty Ltd	Australia	100.00%	100.00%
Kazia Research Pty Ltd	Australia	100.00%	100.00%
Kazia Therapeutics Inc.	United States of America	100.00%	100.00%
Glioblast Pty Ltd	Australia	100.00%	100.00%
*Kazia Therapeutics (Hong Kong) Limited	Hong Kong	—	100.00%
*Kazia Therapeutics (Hong Kong) Limited was formally deregistered and dissolved on 10 March 2023.
Note 31. Reconciliation of loss after income tax to net cash used in operating activities

	2023	2022 restated	2021 restated
	A$’000	A$’000	A$’000

Loss after income tax expense from continuing operations	(20,465)	(25,014)	(8,420)

Adjustments for:
Depreciation & amortisation	1,869	1,869	1,265
Net fair value loss on financial assets	—	—	—
Share based payments	1,159	1,675	637
Foreign exchange differences	46	(2,154)	428
(Gain)/loss on remeasurement of contingent consideration	(2,097)	—	2,570

Change in operating assets & liabilities:	(19,488)	(23,624)	(3,520)
Decrease/(increase) in trade and other receivables	3,450	(7)	(5,027)
Decrease/(increase) in prepayments	365	(277)	(1,182)
Decrease/(increase) in trade and other payables	569	(528)	1,010
Decrease in deferred tax liability	(271)	(368)	(484)
Increase in other provisions	264	201	92
(Decrease)/increase in borrowings	(45)	1,841	—

Net cash used in operating activities	(15,156)	(22,762)	(9,111)

Notes to the financial statements
30 June 2023

Note 3
2
. Earnings per share

	2023 A$’000	2022 restated A$’000	2021 restated A$’000

Earnings per share for loss from continuing operations

Loss after income tax attributable to the owners of Kazia Therapeutics Limited	(20,465)	(25,014)	(8,420)

Loss after income tax attributable to the owners of Kazia Therapeutics Limited	(20,465)	(25,014)	(8,420)

	Number	Number	Number

Weighted average number of ordinary shares used in calculating basic earnings per share	184,284,350	132,467,686	117,674,543

Weighted average number of ordinary shares used in calculating diluted earnings per share	184,284,350	132,467,686	117,674,543

	Cents	Cents	Cents

Basic earnings per share	(11.23)	(18.88)	(7.16)
Diluted earnings per share	(11.23)	(18.88)	(7.16)
The number of unissued shares under option that have been excluded from the diluted EPS are

14,780,000
(2023)
8,655,500
(2022) and
4,219,000

(2021).

Notes to the financial statements
30 June 2023

Note 3
3
.
Share-based
payments
All of the options set out below have been issued to employees and directors under the ESOP. During the financial year an expense of $1,159,125 (30 June 2022: $1,674,581) was recognized.

	Number of options 2023	Weighted average exercise price 2023	Number of options 2022	Weighted average exercise price 2022

Outstanding at the beginning of the financial year	8,655,500	$1.2826	4,219,000	$0.8911
Granted	7,930,000	$0.1785	4,800,000	$1.6115
Forfeited	(1,550,000)	$1.8977	—	$0.0000
Exercised	—	$0.0000	(25,000)	$0.6700
Expired	(255,500)	$1.8977	(338,500)	$1.1123

Outstanding at the end of the financial year	14,780,000	$0.6292	8,655,500	$1.2826

Exercisable at the end of the financial year	6,483,333	$0.9572	3,180,500	$0.8770
2023

Tranche	Grant date	Expiry date	Exercise price	Balance at the start of the year	Granted	Exercised	Expired / lapsed on termination of employment	Balance at the end of the year

1	07/08/2017	07/08/2022	$0.6700	15,500	—	—	(15,500)	—
2	05/02/2018	05/02/2023	$0.7802	240,000	—	—	(240,000)	—
3	13/11/2019	04/01/2024	$0.4925	1,200,000	—	—	—	1,200,000
4	13/01/2020	13/01/2025	$0.8812	200,000	—	—	(12,500)	187,500
5	09/11/2020	09/11/2024	$1.1320	1,200,000	—	—	—	1,200,000
6	09/11/2020	13/01/2025	$0.8812	800,000	—	—	(200,000)	600,000
7	04/01/2021	04/01/2025	$1.6900	200,000	—	—	(12,500)	187,500
8	09/09/2021	26/06/2026	$1.3650	100,000	—	—	—	100,000
9	16/11/2021	16/11/2025	$1.6900	1,000,000	—	—	(250,000)	750,000
10	16/11/2021	16/11/2025	$2.2400	1,500,000	—	—	(1,000,000)	500,000
11	16/11/2021	16/11/2026	$1.5600	800,000	—	—	—	800,000
12	01/02/2022	01/02/2027	$0.9400	800,000	—	—	—	800,000
13	01/02/2022	01/02/2027	$0.9400	500,000	—	—	(75,000)	425,000
14	24/05/2022	24/05/2027	$0.7800	100,000	—	—	—	100,000
15	03/03/2023	03/03/2027	$0.1500	—	3,930,000	—	—	3,930,000
16	03/05/2023	03/05/2027	$0.1870	—	4,000,000	—	—	4,000,000

				8,655,500	7,930,000	—	(1,805,500)	14,780,000

Weighted average exercise price				$1.2826	$0.1785	$0.0000	$1.8977	$0.6292
At the end of the period the following outstanding options were vested and exercisable:
- Options
in tranches
1 - 2 expired during the year
- Options
in tranches
3 & 6 were vested and exercisable
- Options
in tranches
4, 5, 7 & 9 were vested and exercisable to 75%, apart from those in the above table which have expired
- Options
in tranche
8 were vested and exercisable to 50%, apart from those in the above table which have expired
- Options
in tranches
10 & 16 were vested and exercisable as to 33%, apart from those in the above table which have expired
- Options
in tranches
11, 12, 13 & 14 were vested and exercisable as to 25%, apart from those in the above table which have expired
- Options in tranche 15 were unvested
- Options in tranche 16 were 33% vested
The
weighted average remaining contractual life of options outstanding at 30 June 2023 is 2.995 years.

Notes to the financial statements
30 June 2023
Note 3
3
.
Share-based
payments (continued)

2022

Tranche	Grant date	Expiry date	Exercise price	Balance at the start of the year	Granted	Exercised	Expired / lapsed on termination of employment	Balance at the end of the year

1	05/09/2016	05/09/2021	$1.6300	50,000	—	—	(50,000)	—
2	12/10/2016	17/10/2021	$1.5600	62,000	—	—	(62,000)	—
3	31/10/2016	01/11/2021	$1.3800	12,500	—	—	(12,500)	—
4	21/11/2016	23/11/2021	$1.3800	50,000	—	—	(50,000)	—
5	07/08/2017	07/08/2022	$0.6700	87,000	—	(25,000)	(46,500)	15,500
6	05/02/2018	05/02/2023	$0.7800	320,000	—	—	(80,000)	240,000
7	04/01/2019	04/01/2024	$0.4925	37,500	—	—	(37,500)	—
8	13/11/2019	13/11/2023	$0.4925	1,200,000	—	—	—	1,200,000
9	13/01/2020	13/01/2025	$0.8812	200,000	—	—	—	200,000
10	09/11/2020	09/11/2024	$1.1320	1,200,000	—	—	—	1,200,000
11	09/11/2020	09/11/2024	$0.8812	800,000	—	—	—	800,000
12	04/01/2021	04/01/2026	$1.6900	200,000		—	—	200,000
13	09/09/2021	26/06/2026	$1.3700	—	100,000	—	—	100,000
14	16/11/2021	16/11/2025	$1.6900	—	1,000,000	—	—	1,000,000
15	16/11/2021	16/11/2025	$2.2400	—	1,500,000	—	—	1,500,000
16	16/11/2021	16/11/2025	$1.5600	—	800,000	—	—	800,000
17	01/02/2022	01/02/2027	$0.9400	—	800,000	—	—	800,000
18	01/02/2022	01/02/2027	$0.9400	—	500,000	—	—	500,000
19	24/05/2022	24/05/2027	$0.7800	—	100,000	—	—	100,000

				4,219,000	4,800,000	(25,000)	(338,500)	8,655,500

Weighted average exercise price				$0.8911	$1.6110	$0.6700	$1.1123	$1.2826
At the end of the period the following outstanding options
were
vested and exercisable:
- Options in tranche
1-
4 expired during the year
- Options in tranches 1 - 8 were vested and exercisable, apart from those in the above table which have expired
- Options in tranche 9
-10
were vested and exercisable to 50%
- Options in tranche 11 were vested and exercisable to 75%
- Options in tranche
12-14
were vested and exercisable to 25%
- Options in tranche
15-19
were unvested
The weighted average remaining contractual life of options outstanding at 30 June 2022 is 3.048 years.
Employee share options
During the year ended 30 June 2023, 7,930,000 options have been issued to directors and employees by the consolidated entity pursuant to the Company’s Employee Share Option Plan.

•	Tranches 12 & 13 vests 25% 6 months from issue date and then in 3 amounts at 6 monthly intervals from the date of issue.

•	Tranches 14 vests 33% immediately then in two equal amounts annually from the date of grant.

•	Tranches 15 vests 6 months from issue date then in two equal amounts annually from the date of grant.

•	Tranches 16 vests 33% immediately then in two equal amounts annually from the date of grant.
Vesting
conditions for options within all tranches, is based on service period only; i.e. options will only vest if the option holder continues to be a full-time employee with the Company or an Associated Company during the vesting period relating to the option.
Conditions for an option to be exercised:

•	The option must have vested;

•	Option holder must have provided the Company with an Exercise Notice and have paid the Exercise Price for the option;

•	The Exercise Notice must be for the exercise of at least the Minimum Number of Options; and

•	The Exercise Notice must have been provided to the Company and Exercise Price paid before the expiry of 4 years from the date the Option is issued.

Notes to the financial statements
30 June 2023
Note 3
3
.
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
The abovementioned options have various vesting periods and exercising conditions. These options are unlisted as at 30 June 2023.
No dividends are expected to be declared or paid by the consolidated entity during the terms of the options.
The underlying expected volatility was determined by reference to historical data of the Company’s shares over a period of time. No special features inherent to the options granted were incorporated into measurement of fair value.
Based on the above assumptions, the table below sets out the valuation for each tranche of options:

Grant date	Expiry date	Share price at Grant Date	Exercise price	Volatility (%)	Dividend yield (%)	Risk free Rate (%)	Fair value per option

13/11/2019	04/01/2024	$0.4100	$0.4925	74.50%	—	1.95%	$0.180
13/01/2020	13/01/2025	$0.6200	$0.8812	74.50%	—	1.95%	$0.340
09/11/2020	13/11/2024	$0.8900	$1.1320	90.00%	—	0.10%	$0.413
09/11/2020	13/01/2025	$0.8900	$0.8812	90.00%	—	0.10%	$0.503
04/01/2021	04/01/2025	$1.1850	$1.6900	90.00%	—	0.19%	$0.600
09/09/2021	21/06/2026	$1.4200	$1.3700	76.00%	—	1.50%	$0.880
16/11/2021	16/11/2025	$1.5700	$1.6900	76.00%	—	1.50%	$0.850
16/11/2021	16/11/2025	$1.5700	$2.2400	76.00%	—	1.50%	$0.750
16/11/2021	16/11/2026	$1.5700	$1.5600	76.00%	—	1.50%	$0.970
01/02/2022	01/02/2027	$0.9600	$0.9400	79.00%	—	1.50%	$0.590
24/05/2022	24/05/2027	$0.8000	$0.7800	44.00%	—	2.95%	$0.630
03/01/2023	03/03/2027	$0.1700	$0.1500	80.00%	—	3.64%	$0.10137
03/03/2023	03/03/2027	$0.1700	$0.1500	80.00%	—	3.64%	$0.10137
03/05/2023	03/05/2027	$0.1900	$0.1870	80.00%	—	3.22%	$0.11110

Notes to the financial statements
30 June 2023

Note 34. Subsequent events
Fast Track Designation from US FDA for paxalisib
Paxalisib was awarded Fast Track Designation (FTD) by the United States Food and Drug Administration (FDA) for the treatment of solid tumour brain metastases harbouring PI3K pathway mutations in combination with radiation therapy. The FDA’s decision to grant FTD was based on promising clinical data from an interim analysis of an ongoing Phase 1 clinical trial in which patients with brain metastases from a primary tumour are receiving paxalisib in combination with radiotherapy (NCT04192981). These clinical data were presented at the 2022 Annual Conference on CNS Clinical Trials and Brain Metastases, jointly organized by the Society for Neuro-Oncology (SNO) and the American Society for Clinical Oncology (ASCO), by Dr. Jonathan Yang, lead investigator in the clinical trial. All nine evaluable patients in the trial (100%) responded to the combination of paxalisib with radiotherapy. Published benchmarks suggest a typical response rate for radiotherapy alone to be around
20-40%.
Fast Track Designation is designed to expedite development of pharmaceutical products which demonstrate the potential to address unmet medical needs in serious or life threatening conditions. It provides Kazia with enhanced access to FDA, including opportunities for face-to-face
meetings and written consultation throughout the remaining development of paxalisib. Drugs granted FTD may also be eligible for Accelerated Approval and Priority Review, which may result in faster product approval. Paxalisib was previously granted FTD for glioblastoma in August 2020, giving paxalisib now two largely independent opportunities to access the benefits of this designation.
At-The-Market (ATM) Issuances
During the month of July 2023 through 7 August 2023, the Company raised total proceeds for the period of US$1,019,769 (A$1,540,918). increasing the total shares outstanding to 236,349,374. Shares issued under the ATM are issued at the spot market price, with no discount, no accompanying warrants or options, and with banking fees approximately half of those associated with more traditional financing methods.
Resignation of Chairman
Kazia announced that Dr John Friend joined the Kazia Board as Managing Director on 1 August 2023. Kazia announced the resignation of Mr. Iain Ross as Chairman and non-executive
director on 11 August 2023. The Board of Directors elected Dr John Friend as Interim Chairman on 11 August 2023.
No other matter or circumstance has arisen since 30 June 202
3
 that has significantly affected, or may significantly affect the consolidated entity’s operations, the results of those operations, or the consolidated entity’s state of affairs in future financial years.
Kazia announces voluntary delisting from ASX
On 11 October 2023 Kazia announced that it submitted a formal application to the ASX to be removed from the official list of the ASX (Official List) in accordance with ASX Listing Rule 17.11 (Delist or the Delisting).
This formal request followed the receipt of in-principle advice from the ASX in relation to the proposed Delisting, subject to the satisfaction of certain conditions.
Kazia’s Board has ultimately determined that the costs, administrative burden and commercial disadvantages of remaining listed on ASX outweighed any benefits of a continued ASX listing.
Following the Delisting, the Company will maintain its listing on the Nasdaq and the fully paid ordinary shares in the Company (Shares) will no longer be quoted on the ASX.

Notes to the financial statements
30 June 2023

ASX’s in-principle decision to approve the Delisting is subject to the Company’s compliance with the following conditions imposed by ASX under Listing Rule 17.11 and Guidance Note 33:

(a)
The Company sends written or electronic communications to all shareholders whose Shares are held on the Company’s Australian principal share register, in form and substance satisfactory to ASX (Notice), setting out:

(i)	the nominated time and date at which the entity will be removed from the ASX and that:

(A)	if they wish to sell their Shares on ASX, they will need to do so before then; and

(B)	if they don’t, thereafter they will only be able to sell the underlying securities on-market on Nasdaq in the form of ADSs; and

(ii)	generally what they need to do if they wish to sell their securities on Nasdaq.

(b)	The removal shall not take place any earlier than one month after the date the information in the Notice has been sent to shareholders.

(c)	The Company releases the full terms of this decision to the market upon making a formal application to ASX to remove the Company from the official list of ASX.
Importantly, Kazia shareholder approval is not required for the Delisting.

F-3
9