Form 20-F
period 2024-06-30
KAZIA THERAPEUTICS LTD
filed 2024-11-15
CIK 1075880

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM
20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended June 30, 2024
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
Three International Towers, Level 24, 300 Barangaroo Avenue, Sydney, New South Wales 2000, Australia
(Address of principal executive offices)
John Friend, M.D.
(e)John.Friend@kaziatherapeutics.com (t)
+61-2-9472-4101
Three International Towers, Level 24, 300 Barangaroo Avenue, Sydney, New South Wales 2000, Australia
(Name, Telephone,
E-mail
and/or Facsimile number and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American Depositary Shares, each representing one-hundred Ordinary Shares*	KZIA	The Nasdaq Stock Market
Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

*	Not for trading, but only in connection with the registration of American Depositary Shares.
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
Not Applicable
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
The number of outstanding Ordinary Shares of the issuer as at 30 June 2024, was
 332,850,784.
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

We have incurred significant net losses. We anticipate that we will continue to incur significant net losses for the foreseeable future and we may never achieve or maintain profitability. We are a biotechnology company and have not yet generated significant revenue. We have incurred losses of A$25.0 million, A$20.5 million, and A$26.8 million for the fiscal years ended 30 June 2022 (restated), 2023, and 2024, respectively. We generated revenues of A$2.3 million during 2024 from the licensing of our development stage drug candidates. We did not generate any revenues from sales of any of our product candidates in prior financial years.

As of 30 June 2024, we had accumulated losses of A$115.1 million. We have devoted most of our financial resources to research and development, including our clinical development activities. To date, we have financed our operations primarily through the issuance of equity securities, research and development grants from the Australian government and payments from our collaboration partners. While we have generated significant revenue in recent fiscal years from license transactions, the nature of such revenue is irregular and unpredictable, and is based upon achievement of milestones over which we have limited or no control. As a consequence, we expect to continue to incur significant operating losses for the foreseeable future due to the cost of research and development including clinical trials and the regulatory approval process for product candidates. The amount of our future net losses is uncertain and will depend, in part, on the rate of our future expenditures. Our ability to continue operations will depend on, among other things, our ability to obtain funding through equity or debt financings, strategic collaborations or grants.

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

We have a history of operating losses and we expect to continue to incur losses and may never be profitable.

Our ability to generate significant revenue and achieve profitability depends on our ability, alone or with strategic collaboration partners, to successfully complete the development of and obtain the regulatory approvals for our product candidates, to manufacture sufficient supply of our product candidates, to establish a sales and marketing organization or suitable third-party alternative for the marketing of any approved products and to successfully commercialize any approved products on commercially reasonable terms. All of these activities will require us to raise sufficient funds to finance business activities. In addition, we do not anticipate generating revenue from commercializing product candidates for the foreseeable future, if ever. Our ability to generate future revenues from commercializing product candidates depends heavily on:

•	successfully initiating and completing clinical trials of our product candidates;

•	the timing of the initiation and completion of pre-clinical studies and clinical trials;

•	the timing of patient enrollment and dosing in any future clinical trials;

•	the timing of the availability of data from clinical trials;

•	expectations about the successful completion of clinical trials;

•	obtaining regulatory and marketing approvals for product candidates for which we complete clinical trials;

•	the timing of expected regulatory filings;

•	expectations about approval by regulatory authorities of our drug candidates;

•	the clinical utility and potential attributes and benefits of our product candidates, including the potential duration of treatment effects;

•	potential licenses of intellectual property and collaborations;

•	the commercialization of our product candidates, if approved;

•	expectations regarding expenses, ongoing losses, future revenue and capital needs;

•	our financial performance;

•	the length of time over which we expect our cash and cash equivalents to be sufficient;

•	our intellectual property position and the duration of our patent portfolio;

•	maintaining, protecting and expanding our intellectual property portfolio, and avoiding infringing on intellectual property of third parties;

•	establishing and maintaining successful licenses, collaborations and alliances with third parties;

•	developing a sustainable, scalable, reproducible and transferable manufacturing process for our product candidates;

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

We will need additional funding to operate our business; such funding may not be available or, if it is available, such financing is likely to substantially dilute our existing shareholders

During the year ended 30 June 2024 we raised A$4.6 million from the sale of ADSs. We will need to secure additional financing in order to continue to meet our longer-term business objectives, including advancement of our research and development programs and we may also require additional funds to pursue regulatory clearances, defend our intellectual property rights, establish commercial scale manufacturing facilities, develop marketing and sales capabilities and fund operating expenses. We intend to seek such additional funding through public or private financings and/or through licensing of our assets or strategic alliances or other arrangements with corporate partners.

Until we can generate a sufficient amount of product revenue to finance our cash requirements, which we may never achieve, we expect to finance our cash needs primarily through public or private equity offerings, debt financings or through strategic alliances. We cannot be certain that additional funding will be available on acceptable terms or at all. If we are not able to secure additional funding when needed, we may have to delay, reduce the scope of, or eliminate one or more of our clinical trials, collaborative research or development programs or future commercialisation initiatives. In addition, any additional funding that we do obtain will dilute the ownership held by our existing security holders. The amount of this dilution may be substantially increased if the trading price of our shares is lower at the time of any financing. Regardless, the economic dilution to shareholders will be significant if our stock price does not increase significantly, or if the effective price of any sale is below the price paid by a particular shareholder. Any debt financing could involve substantial restrictions on activities and creditors could seek a pledge of some or all of our assets. We have not identified potential sources for the additional financing that we will require, and we do not have commitments from any third parties to provide any future financing, other than the equity line program with Alumni Capital L.P., which is subject to certain restrictions. If we fail to obtain additional funding as needed, we may be forced to cease or scale back operations, and our results, financial condition and stock price would be adversely affected

The Company has two product candidates currently in clinical trials. Failure of one or both of these product candidates to show benefit to patients could materially and adversely affect the continuity of our business and our financial condition.

The Company’s lead programs include paxalisib (formerly GDC-0084), a small molecule inhibitor of the PI3K/Akt/mTOR pathway, and EVT801, a small molecule selective inhibitor of vascular endothelial growth factor receptor 3 (“VEGFR3”). However, even though progress has been made, such as the clinical validation of the PI3K/Akt/mTOR pathway as a target for oncology therapies, development of our product candidates may prove unsuccessful, after completion of clinical trials, due to any failure to provide adequate beneficial effect to cancer patients. It is possible that either or both product candidates may fail to show sufficient benefit as an intended treatment for the specific cancer indication to become commercially viable products, which could materially and adversely affect the continuity of our business and our financial condition.

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

The Company has limited cash resources and will periodically need additional funds to maintain the planned level of R&D activity. We expect to consume cash and incur operating losses for the foreseeable future as the Company continues developing its oncology drug candidates. The impact on cash resources and results from operations will vary with the extent and timing of future clinical trial programs. While it is not possible to make accurate predictions of future operating results, we expect existing cash and cash equivalents, including the capital raised under our ATM facility and equity line of credit facility with Alumni Capital L.P., will be sufficient to enable us to continue our research and development activities until approximately March 2025.

As of 30 June 2024, we had cash on hand at the bank of A$1.7 million. The consolidated financial statements have been prepared on a going concern basis, which contemplates continuity of normal activities and realization of assets and settlement of liabilities in the normal course of business. As is often the case with drug development companies, our ability to continue as a going concern is dependent upon our ability to derive sufficient cash from investors, from licensing and partnering and collaboration activities and from other sources of revenue such as grant funding.

Furthermore, we are limited by General Instruction I.B.5 to Form F-3 (the “Baby Shelf Rule”) as of the filing of this Annual Report, until such time as our non-affiliate public float exceeds $75 million. The amount of funds we can raise through primary non-affiliate public offerings of securities in any 12-month period using our registration statement on Form F-3 is limited to one-third of the aggregate market value of the ordinary shares held by non-affiliates of the Company, which limitation may change over time based on our stock price, number of ordinary shares outstanding and the percentage of ordinary shares held by non-affiliates. These factors raise substantial doubt about our ability to continue as a going concern within one year after the date that the consolidated financial statements are issued. The independent auditor’s report for the fiscal year ended 30 June 2024 included an explanatory paragraph in relation to the going concern uncertainty.

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

The Company previously identified material weaknesses in connection with its internal control over financial reporting. Although the Company has taken steps to remediate these material weaknesses, the Company may identify other material weaknesses in the future, which could have a significant adverse effect on its business and the trading price of the ADSs.

For the year ended 30 June 2024, pursuant to Section 404 of the Sarbanes-Oxley Act, the Company was required to furnish a report by our senior management on our internal control over financial reporting. This report is required to include disclosure of any material weaknesses identified by the Company’s management in its internal control over financial reporting. However, while the Company remains an non-accelerated filer, it will not be required to include an attestation report on internal control over financial reporting issued by the Company’s independent registered public accounting firm. To achieve compliance with Section 404 of the Sarbanes-Oxley Act, the Company has been engaged in a process to document and evaluate its internal control over financial reporting, which is both costly and challenging. In this regard, the Company will need to continue to dedicate internal resources, potentially continue to engage outside consultants and adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting.

Management previously reported, in the Company’s Annual Report for the year ended 30 June 2023, a material weakness in its internal control over financial reporting related to the incorrect application of accounting standards in relation to the acquisition of the EVT-801 intangible asset and the related contingent consideration. The calculation was found to contain errors as discounting for the time value of money was not considered on initial recognition. This was the result of a lack of personnel with specialist accounting knowledge. The material weakness as reported in the Company’s Annual Report for the year ended 30 June 2023 has been remediated.

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

Our internal computer and information technology systems, or those of our collaborators and other development partners, third-party Contract Research Organizations (“CROs”) or other contractors or consultants, may fail or suffer security breaches, which could result in a disruption of our product development programs.

Despite the implementation of security measures, our internal computer and information technology systems and those of our current and any future CROs and other contractors, consultants and collaborators are vulnerable to damage from computer viruses, cyber-attacks, unauthorized access, natural disasters, terrorism, war and telecommunication and electrical failures. Such events could cause interruptions of our operations. While we have not experienced any material system failure, accident or security breach to date, if such an event were to occur and cause interruptions in our operations, it could result in a disruption of our development programs and our business operations, whether due to a loss of our trade secrets or other similar disruptions. One of our major suppliers did experience a cyber attack in April 2023 but it did not result in any material system failure and had no long term impact on our business. For example, the loss of clinical trial data from ongoing or future clinical trials or data from pre-clinical studies could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. Likewise, we rely on third parties to manufacture our product candidates and will rely on third parties to conduct future clinical trials, and similar events relating to their computer systems could also have similar consequences to our business. To the extent that any disruption or security breach were to result in a loss of, or damage to, our data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur liability and the further development and commercialization of our product candidates could be delayed and become more expensive.

Our ability to utilize our net operating losses and certain other tax attributes may be limited.

We have substantial carried forward tax losses which may not be available to offset any future assessable income. In order for an Australian corporate taxpayer to carry forward and utilize tax losses, the taxpayer must pass either the continuity of ownership test (the “COT”), or, if it fails the COT, the same business test (“SBT”), or similar business test, in respect of relevant tax losses.

We have not carried out any formal analysis as to whether we have met the COT or, failing the COT, the SBT or similar business test over relevant periods. In addition, future shareholding changes may result in a significant ownership change for us. It is therefore uncertain as to whether any of our tax losses carried forward as of 30 June 2024 will be available to be carried forward and available to offset our assessable income, if any, in future periods.

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

Paxalisib (formerly GDC-0084) was granted orphan drug designation by the FDA in February 2018 for the treatment of glioblastoma, in August 2020 for the treatment of malignant glioma, which includes diffuse intrinsic pontine glioma (“DIPG”), a rare and highly aggressive childhood brain cancer, and in June 2022 for the treatment of atypical rhabdoid / teratoid tumors (“AT/RT”). However, even if we obtain orphan drug exclusivity for additional products in the United States or other jurisdictions, that exclusivity may not effectively protect the product from competition because different drugs can be approved for the same condition, and the same drug could be approved for a different condition. Moreover, even after an orphan drug is approved, the FDA can subsequently approve the same drug, made by a competitor, for the same condition if the FDA concludes that the competitive product is clinically superior in that it is shown to be safer, more effective or makes a major contribution to patient care.

Positive results from pre-clinical studies of our product candidates are not necessarily predictive of the results of our planned clinical trials of our product candidates.

Positive results in pre-clinical proof of concept and animal studies of our product candidates may not result in positive results in clinical trials in humans. Many companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in clinical trials after achieving positive results in pre-clinical development or early-stage clinical trials, and we cannot be certain that we will not face similar setbacks. These setbacks have been caused by, among other things, pre-clinical findings made while clinical trials were underway or safety or efficacy observations made in clinical trials, including adverse events. Moreover, pre-clinical and clinical data are often susceptible to varying interpretations and analyses, and many companies that believed their product candidates performed satisfactorily in pre-clinical studies and clinical trials nonetheless failed to obtain FDA or other regulatory authority approval. If we fail to produce positive results in our clinical trials of our product candidates, the development timeline and regulatory approval and commercialization prospects for our product candidates, and, correspondingly, our business and financial prospects, would be negatively impacted.

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

We rely upon a combination of patents, know-how, trade secret protection and confidentiality agreements to protect the intellectual property related to our product candidates. The strength of patents in the biotechnology and pharmaceutical field involves complex legal and scientific questions and can be uncertain. The patent applications that we own or in-license may fail to result in issued patents with claims that cover our product candidates in the United States or other jurisdictions. In addition, we cannot guarantee that any patents will issue from any pending or future patent applications owned by or licensed to us. There is no assurance that all of the potentially relevant prior art relating to our patents and patent applications has been found. If such prior art exists, it can invalidate a patent or prevent a patent from issuing from a pending patent application. Even if patents do successfully issue and even if such patents cover our product candidates, third parties may initiate opposition, interference, re-examination, post-grant review, inter parties review, nullification or derivation action in court or before patent offices or similar proceedings challenging the validity, enforceability or scope of such patents, which may result in the patent claims being narrowed or invalidated. Furthermore, even if our patents and patent applications are unchallenged, they may not adequately protect our intellectual property, provide exclusivity for our product candidates or prevent others from designing around our claims. Any of these outcomes could impair our ability to prevent competition from third parties.

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

In the course of discovery, pre-clinical testing and clinical trials, the Company relies on third parties, including laboratories, investigators, clinical CROs, and manufacturers, to perform critical services. For example, the Company relies on third parties to conduct all of its pre-clinical and clinical studies. These third parties may not be available when the Company needs them or, if they are available, may not comply with all regulatory and contractual requirements or may not otherwise perform their services in a timely or acceptable manner, and the Company may need to enter into new arrangements with alternative third parties and the studies may be extended, delayed or terminated. These independent third parties may also have relationships with other commercial entities, some of which may compete with the Company. As a result of the Company’s dependence on third parties, it may face delays or failures outside of its direct control. These risks also apply to the development activities of collaborators, and the Company does not control their research and development, clinical trial or regulatory activities.

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

The Company is a public company limited by shares and is registered and operates under the Corporations Act 2001 (Cth) (“Corporation Act”). Half of the Company’s directors and officers reside outside of the United States. In addition, a substantial portion of the directly owned assets of the Company are located outside of the United States. As a result, it may be difficult or impossible for investors to effect service of process within the United States against the Company or its directors and officers or to enforce against them any of the judgments, including those obtained in original actions or in actions to enforce judgments of the U.S. courts, predicated upon the civil liability provisions of the federal or state securities laws of the United States. There is doubt as to the enforceability in the Commonwealth of Australia, in original actions or in actions for enforcement of judgments of U.S. courts, of civil liabilities predicated solely upon federal or state securities laws of the U.S., especially in the case of enforcement of judgments of U.S. courts where the defendant has not been properly served in Australia.

The Company’s failure to meet the continued listing requirements of Nasdaq could result in a delisting of the ADSs, which could negatively impact the market price and liquidity of the Company’s securities and its ability to access the capital markets.

The ADSs are listed on the Nasdaq Capital Market. If the Company fails to satisfy the continued listing requirements of Nasdaq, such as the corporate governance requirements or the minimum closing bid price requirement, Nasdaq may take steps to delist the ADSs. Such a delisting would have a negative effect on the price of the Company’s securities, impair the ability to sell or purchase our common stock when persons wish to do so, and any delisting materially adversely affect the Company’s ability to raise capital or pursue strategic restructuring, refinancing or other transactions on acceptable terms, or at all. Delisting from the Nasdaq Capital Market could also have other negative results, including the potential loss of institutional investor interest and fewer business development opportunities. In the event of a delisting, the Company would attempt to take actions to restore its compliance with Nasdaq’s listing requirements, but the Company can provide no assurance that any such action taken by it would allow the ADSs to become listed again, stabilize the market price or improve the liquidity of the ADSs, prevent the ADSs from dropping below the Nasdaq minimum bid price requirement or prevent future non-compliance with Nasdaq’s listing requirements.

On 20 November, 2023, the Company received a notice from the Nasdaq Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) informing the Company that because the closing bid price of the ADSs had been below US$1.00 per share for 30 consecutive business days, the Company no longer complied with the minimum bid price requirement for continued listing on The Nasdaq Capital Market. Nasdaq Listing Rule 5550(a)(2) (the “Rule”) requires listed securities to maintain a minimum bid price of US$1.00 per share, and Listing Rule 5810(c)(3)(A) provides that a failure to meet the minimum bid price requirement exists if the deficiency continues for a period of 30 consecutive business days. The notice had no immediate effect on the listing or the trading of the ADSs on The Nasdaq Capital Market. Pursuant to Nasdaq Marketplace Rule 5810(c)(3)(A), the notice letter stated that the Company had an initial compliance period of 180 calendar days, or until May 20, 2024, to regain compliance with the minimum bid price requirement.

On 22 May, 2024, the Company received a letter from Nasdaq notifying the Company that, while the Company has not regained compliance with the Minimum Bid Price Requirement, Nasdaq has determined that the Company is eligible for an additional 180 calendar day period, or until 18 November, 2024 (the “Second Compliance Period”), to regain compliance with the minimum bid price requirement. If at any time during the Second Compliance Period the closing bid price of the Company’s security is at least $1.00 per share for a minimum of 10 consecutive business days, Nasdaq will provide written confirmation of compliance.

Nasdaq’s determination was based on the Company meeting the continued listing requirement for market value of publicly held shares and all other applicable requirements for initial listing on The Nasdaq Capital Market, with the exception of the minimum bid price requirement, and the Company’s written notice to Nasdaq of its intention to cure the deficiency during the Second Compliance Period and, if necessary, by effecting a ratio change of the ADSs. There can be no assurance that the Company will regain compliance with the Minimum Bid Price Requirement during the Second Compliance Period.

On 15 October 2024, Kazia announced that it planned to effect an ADS ratio change to change the ratio of ADSs to ordinary shares from one ADS to ten ordinary shares to the new ratio of one ADS to one-hundred ordinary shares. The ADS ratio change will have the same effect as a one-for-ten reverse ADS split for Kazia’s ADS holders. There will be no change to Kazia’s underlying ordinary shares, and no ordinary shares will be issued or cancelled in connection with the ADS ratio change. The ADS ratio change became effective on 28 October 2024.

The trading price of the ADSs is highly volatile. Your investment could decline in value and the Company may incur significant costs from class action litigations.

The trading price of the ADSs is highly volatile in response to various factors, many of which are beyond the Company’s control, including:

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

In addition, equity markets in general and the market for biotechnology and life sciences companies in particular, have experienced substantial price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the companies traded in those markets. Further changes in economic conditions in Australia, the U.S., EU, or globally, could impact the Company’s ability to grow profitably. Adverse economic changes are outside the Company’s control and may result in material adverse effects on the Company’s business or results of operations. These broad market and industry factors may materially affect the market price of the Company’s the ADSs regardless of its development and operating performance. In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been instituted against that company. Such litigation, if instituted against the Company, could cause it to incur substantial costs and divert management’s attention and resources.

If the market price of the ADSs falls and remains below US$5.00 per share, under stock exchange rules, the Company’s stockholders will not be able to use such ADSs as collateral for borrowing in margin accounts. This inability to use ADSs as collateral may depress demand as certain institutional investors are restricted from investing in securities priced below US$5.00 and may lead to sales of such ADSs, creating downward pressure on and increased volatility in the market price of the Company’s ordinary shares and ADSs.

The delisting of the Company’s ordinary shares on the ASX may adversely affect the price, liquidity and value of the ADSs.

On 11 October 2023, the Company announced its intention to delist from the Australian Securities Exchange (the “ASX”), which became effective on 15 November 2023. Upon completion of the delisting, the Company’s ordinary shares were no longer quoted or traded on the ASX and only the ADSs are listed on the Nasdaq Capital Market, and as a result, shareholders were no longer able to trade their ordinary shares on the ASX. Following the completion of the delisting, the Company’s ordinary shares are only capable of being traded on Nasdaq in the form of ADSs, which will require shareholders to transfer their ordinary shares to ADSs to trade on Nasdaq and engage a suitably qualified Australian broker or a U.S. based broker who is able to trade on Nasdaq, or by off-market, private transactions, which will require shareholders to identify and agree terms with potential purchasers of ordinary shares. In addition, following the completion of the delisting, the Company will no longer be subject to the ASX Listing Rules. The Company cannot predict the effect of the proposed delisting on the value of the ADSs, however the delisting may restrict the liquidity of these securities by providing only one market on which to trade the Company’s securities, which may impair the development or liquidity of an active trading market for the ADSs in the U.S.

If the Company fails to comply with the rules under the Sarbanes-Oxley Act of 2002 related to accounting controls and procedures in the future, or, if the Company discovers material weaknesses and other deficiencies in our internal control and accounting procedures, the price of the ADSs could decline significantly and raising capital could be more difficult.

If the Company fails to comply with the rules under the Sarbanes-Oxley Act of 2002 related to disclosure controls and procedures in the future, or, if we discover material weaknesses and other deficiencies in our internal control and accounting procedures, our stock price could decline significantly and raising capital could be more difficult. Section 404 of the Sarbanes-Oxley Act requires annual management assessments of the effectiveness of our internal control over financial reporting. As of 30 June 2024, the Company’s management determined that we had no material weaknesses in our internal control over financial reporting. If material weaknesses or significant deficiencies are discovered or if the Company otherwise fails to achieve and maintain the adequacy of its internal controls, the Company may not be able to ensure that it can conclude on an ongoing basis that it has effective internal controls over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act. Moreover, effective internal controls are necessary for the Company to produce reliable financial reports and are important to helping prevent financial fraud. If the Company cannot provide reliable financial reports or prevent fraud, its business and operating results could be harmed, investors could lose confidence in its reported financial information, and the trading price of the ADSs could drop significantly.

You are reliant on the depository to exercise your voting rights and to receive distributions on ADSs and, as a result, you may be unable to exercise your voting rights on a timely basis or you may not receive certain distributions.

In certain circumstances, holders of ADSs may have limited rights relative to holders of ordinary shares. The rights of holders of ADSs with respect to the voting of ordinary shares and the right to receive certain distributions may be limited in certain respects by the deposit agreement entered into by us and The Bank of New York Mellon. For example, although ADS holders are entitled under the deposit agreement, subject to any applicable provisions of Australian law and of our Constitution, to instruct the depositary as to the exercise of the voting rights pertaining to the ordinary shares represented by the ADSs, and the depositary has agreed that it will try, as far as practical, to vote the ordinary shares so represented in accordance with such instructions, ADS holders may not receive notices sent by the depositary in time to ensure that the depositary will vote the ordinary shares. This means that, from a practical point of view, the holders of ADSs may not be able to exercise their right to vote. Holders of ADSs in respect of which no timely voting instructions have been received shall be deemed to have instructed the depositary to give a discretionary proxy to a person designated by us to vote the ordinary shares represented by such holders’ ADSs; provided, however, that no such discretionary proxy shall be given with respect to any matter to be voted upon as to which we inform the depositary that (i) we do not wish such proxy to be given, (ii) substantial opposition exists, or (iii) the rights of holders of ordinary shares may be materially and adversely affected. In addition, under the deposit agreement, the depositary has the right to restrict distributions to holders of the ADSs in the event that it is unlawful or impractical to make such distributions. We have no obligation to take any action to permit distributions to holders of our ADSs. As a result, holders of ADSs may not receive distributions.

Holders of the ADSs are not treated as holders of our ordinary shares.

Holders of ADSs are not treated as holders of our ordinary shares, unless they withdraw the ordinary shares underlying their ADSs in accordance with the deposit agreement and applicable laws and regulations. The depositary is the holder of the ordinary shares underlying the ADSs. Holders of ADSs therefore do not have any rights as holders of our ordinary shares, other than the rights that they have pursuant to the Deposit Agreement.

You may be subject to limitations on transfer of the ADSs.

The ADSs are only transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deem it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the Deposit Agreement, or for any other reason.

If we are, a passive foreign investment company, or PFIC, there could be adverse U.S. federal income tax consequences to U.S. investors.

Based on the composition of our assets and income in the 2023 taxable year, we believe that we were a PFIC for U.S. federal income tax purposes with respect to our 2023 taxable year. However, there can be no assurance that we will be considered a PFIC in the 2023 taxable year, the 2024 taxable year, the current year or for any future taxable year. Based on the composition of our assets and income in the 2024 taxable year, if we will not be a considered a PFIC in the 2023 taxable year, we believe that we were not a PFIC for U.S. federal income tax purposes with respect to our 2024 taxable year. However, even if we will not be a considered a PFIC in the 2023 taxable year, there can be no assurance that we will not be considered a PFIC in the 2024 taxable year, the current year or for any future taxable year. Our treatment as a PFIC could result in a reduction in the after-tax return to the U.S. holders of our ordinary shares or ADSs and would likely cause a reduction in the value of such ordinary shares or ADSs. For U.S. federal income tax purposes, we will be classified as a PFIC for any taxable year in which either (i) 75% or more of our gross income is passive income, or (ii) at least 50% of the average quarterly value of all of our assets for the taxable year produce or are held for the production of passive income. If we are classified as a PFIC for U.S. federal income tax purposes, highly complex rules will apply to U.S. holders owning ordinary shares or ADSs. Accordingly, you are urged to consult your tax advisors regarding the application of such rules. See Item 10-Additional Information-Taxation, United States Federal Income Tax Consequences for a more complete discussion of the U.S. federal income tax risks related to owning and disposing of our ordinary shares or ADSs.

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

We are incorporated in Australia and are subject to the takeover laws of Australia. Among other things, we are subject to the Corporations Act. Subject to a range of exceptions, the Corporations Act prohibits the acquisition of a direct or indirect interest in our issued voting shares if the acquisition of that interest will lead to a person’s voting power in us increasing to more than 20%, or increasing from a starting point that is above 20% and below 90%. Australian takeover laws may discourage takeover offers being made for us or may discourage the acquisition of a significant position in our ordinary shares. This may have the ancillary effect of entrenching our board of directors and may deprive or limit our shareholders’ and ADS holders’ opportunity to sell their ordinary shares and ADSs and may further restrict the ability of our shareholders and ADS holders to obtain a premium from such transactions. See Item 10.B “Additional Information - Our Constitution.”

Item 4.	Information on the Company

A. History and development of the Company

Kazia Therapeutics Limited (“Kazia” or the “Company”), a public company limited by shares, was incorporated in March 1994 and registered in New South Wales, Australia. Kazia is registered and operates under the Corporations Act.

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

The Company’s ADSs, each representing one-hundred Ordinary Shares, trade on the Nasdaq Capital Market under the symbol ‘KZIA’. The Depositary for the Company’s ADSs is The Bank of New York Mellon, 240 Greenwich Street, New York, NY 10286. All information we file with the SEC is available through the SEC’s Electronic Data Gathering, Analysis and Retrieval system, which may be accessed through the SEC’s website at www.sec.gov.

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

Paxalisib was developed by Genentech, Inc (South San Francisco, California) and the company entered into a worldwide exclusive license for the asset in October 2016. Prior to this transaction, Genentech had completed an extensive pre-clinical development program that provided convincing validation for paxalisib as a potential drug for brain cancer. Genentech also completed a phase I clinical trial in 47 patients with advanced recurrent grade III and grade IV glioma (NCT01547546). The most common adverse events were oral mucositis and hyperglycemia. Per ANO criteria, 40% of patients exhibited a best observable response of stable disease, and 26% demonstrated a metabolic partial response on FDG-PET.

The development candidate was granted the International Non-Proprietary Name (INN) ‘paxalisib’ by the World Health Organisation in December 2019. This was confirmed as the United States Adopted Name (“USAN”) by the USAN Council in April 2020. Paxalisib is orally administered and is presented in a 15mg capsule formulation. The development candidate is the subject of IND 112,608 with the U.S. Food and Drug Administration (“FDA”).

Paxalisib is a potent and selective inhibitor of all four isoforms of phosphoinositide-3-kinase (PI3K) and a moderate inhibitor of the mammalian target of rapamycin (“mTOR”). The PI3K / Akt / mTOR signaling axis has been shown to be dysregulated in approximately 85-90% of cases of glioblastoma, per Cancer Genome Atlas, and is considered a promising target in this disease. More generally, five PI3K inhibitors have thus far been approved by FDA, for a range of hematological malignancies and solid tumors, making this a well-validated target in cancer. Paxalisib is distinguished from these products by the fact that it is the only PI3K inhibitor in mainstream clinical development which is known to cross the blood-brain barrier, a crucial prerequisite for any novel treatment in brain cancer.

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

Paxalisib was granted orphan drug designation (“ODD”) by the FDA for glioblastoma in February 2018, and for the broader indication of glioma in August 2020 and ODD for atypical rhabdoid/teratoid tumours (“AT/RT”), a rare highly-aggressive childhood brain cancer, in June 2022. The development candidate also received Fast Track designation (“FTD”) for glioblastoma in August 2020, and Rare Pediatric Disease Designation (“RPDD”) for diffuse midline gliomas in August 2020. On July 6, 2023, Kazia announced that paxalisib had been awarded FTD by the FDA for the treatment of solid tumor brain metastases harboring PI3K pathway mutations in combination with radiation therapy. Collectively, these designations provide opportunities for enhanced access to FDA, a waiver of Prescription Drug Use Fee Act (“PDUFA”) fees, a period of regulatory exclusivity and, in the specific case of RPDD, the potential to secure a pediatric Priority Review Voucher (pPRV) should paxalisib be first approved in this indication.

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

Paxalisib in Adult Brain Cancer

Glioblastoma (“GBM”) is a fast-growing and aggressive brain tumour. Paxalisib is being developed primarily for the ~65% of newly-diagnosed unmethylated GBM patients who generally do not respond to existing chemotherapy with temozolomide. The final data from a phase II study in newly diagnosed GBM patients reported promising signals of clinical activity with paxalisib and was presented at two global conferences in 2023.

GBM AGILE Pivotal study Phase II / III Clinical Trial in Glioblastoma (NCT03970447)

Paxalisib commenced recruitment to GBM AGILE a phase II / III adaptive clinical trial in glioblastoma, in January 2021. GBM AGILE (Glioblastoma Adaptive Global Innovative Learning Environment) is sponsored by the Global Coalition for Adaptive Research, a US-based 501©(3) non-profit organization dedicated to advancing the development of new therapies via the application of cutting-edge statistical methodologies. The goal is to expedite the approval of new drugs for this disease. The study is a platform study, or master protocol study, in which multiple experimental agents are evaluated in parallel, and are compared against a shared control arm. The paxalisib arm enrolled two patient populations: newly diagnosed patients with unmethylated MGMT promotor status, and recurrent patients.

We announced on 1 August, 2022, that the company had been advised by GCAR that the first stage of the paxalisib arm had completed recruitment. The treatment arm did not meet pre-defined criteria for continuing to a second stage, and patients enrolled in the first stage of the paxalisib arm continued on treatment as per protocol, and in follow-up, until completion of the final analysis, which we anticipate receiving in 2H CY2023. Depending on the results of the study, Kazia may use such data to support submission of a new drug application for marketing authorisation to the FDA.

On 10 July, 2024, Kazia announced results from the GBM-AGILE study. A total of 313 newly diagnosed unmethylated (“NDU”) patients and recurrent patients being treated at top U.S. cancer hospitals were randomized to either a paxalisib treatment arm (up to 60 mg/day) or the Standard of Care (“SOC”) concurrent control arm from January 2021 to May 2022. For the primary analysis the median Overall Survival (“OS”) was 14.77 months for paxalisib-treated NDU patients (n=54) versus 13.84 months for cumulative SOC NDU patients (n=75). For a prespecified secondary analysis in the NDU patients, median OS was 15.54 months in the paxalisib arm (n=54) versus 11.89 months for concurrent SOC (n=46). In addition, a prespecified sensitivity analysis in NDU patients showed similar median OS difference between paxalisib treated patients (15.54 months) and concurrent SOC patients (11.70 months). An efficacy signal was not detected in the recurrent disease population (median OS of 9.69 months for concurrent SOC (n=113) versus 8.05 months for paxalisib (n=100).Based on the totality of data available from all completed paxalisib clinical studies in newly diagnosed unmethylated GBM patients, Kazia will request a meeting with the FDA to discuss the results and determine next steps for paxalisib, including potential regulatory paths for approval.

LUMOS2 phase II study

Kazia is supporting the University of Sydney on a molecularly guided phase II clinical study evaluating paxalisib in adult patients with recurrent/progressive isocitrate dehydrogenase (IDH) mutant grade 2 and 3 gliomas (G2/3 gliomas). The LUMOS2 study is sponsored by the University of Sydney with a goal of investigating targeted therapeutics in these patients who have limited options. The study is expected to enroll up to 76 patients with PI3K pathway mutations and will be a multicenter study at several Australian sites, with the potential to expand internationally. Enrollment in the study is ongoing.

Weill Cornell Medicine Phase II Study in Glioblastoma in Combination with Ketogenesis (NCT05183204)

In June 2021, the company entered into an agreement with Weill Cornell Medicine for an investigator-initiated phase II clinical trial combining paxalisib with ketogenesis in patients with newly- diagnosed and recurrent glioblastoma. The study is actively enrolling in two cohorts of GBM patients, and we anticipate providing an update to this study in 2025.

Dana Farber Cancer Institute (DFCI) Phase II Study in Primary Central Nervous System Lymphoma (PCNSL) (NCT04906096)

Professor Lakshmi Nayak is the Principal Investigator to a phase II clinical study of paxalisib in patients with primary CNS lymphoma (PCNSL) (NCT04906096). We believe the unique brain-penetrant qualities of paxalisib make it suitable for investigation in this patient group. Study enrollment is ongoing and expected to recruit approximately 25 patients.

Paxalisib in Pediatric Brain Cancer

Brain cancer is the most common malignancy of childhood and represents about one third of all childhood cancer deaths. The PI3K/AKT/mTOR pathway is frequently upregulated in pediatric cancers and therefore therapeutics that target those pathways could lead to well long-awaited regulatory approvals. DIPG is the most common of a group of childhood brain cancers known as diffuse midline gliomas (“DMGs”). The disease has no FDA approved drug treatments and average survival from diagnosis is approximately 10 months. Kazia recognizes the critical importance and immense unmet need and is exploring paxalisib in two common forms of childhood cancer-DIPGs and Advanced Childhood Cancer with PI3K/mTOR mutations.

St Jude Children’s Hospital Phase I Study in Diffuse Intrinsic Pontine Glioma (DIPG) (NCT03696355)

In February 2020, the company’s collaborators at St Jude Children’s Research Hospital in Memphis, TN completed recruitment to a phase I investigator- initiated clinical study of paxalisib in diffuse intrinsic pontine glioma (DIPG), a rare but highly aggressive childhood brain cancer with no approved pharmacological treatments. The St Jude study (NCT03696355) sought to establish a maximum tolerated dose (“MTD”) in the pediatric population before enrolling an expansion cohort to seek definitive signals of efficacy. In September 2019, the company announced that a pediatric MTD of 27 mg/m2 had been determined, which is approximately comparable to the doses used in adult clinical studies. The investigators reported interim data in an oral presentation at the SNO Annual Meeting in November 2020. The study met its primary objective and determined a maximum tolerated dose for pediatric use of 27 mg/m2. 27 patients were recruited, of whom 24 received at least one dose of paxalisib. The safety profile and pharmacokinetics were highly consistent with the adult data.

PNOC022 phase II Study in Diffuse Intrinsic Pontine Glioma (DIPG) (NCT05009992)

In December 2020, the company entered into a letter of intent with the Pacific Pediatric Neuro-Oncology Consortium (PNOC), an international consortium focused on the development of novel combination therapies, to execute an investigator-initiated phase II adaptive platform study of paxalisib in patients with DIPG and other DMGs, a group which collectively constitutes one of the most aggressive childhood cancers. The study will explore paxalisib in combination with ONC-201, a small-molecule investigational new drug which targets dopamine receptor D2 (DRD2), and which is manufactured by Oncoceutics, Inc, a wholly-owned subsidiary of Chimerix, Inc. Preliminary results were presented at Society of Neuro-Oncology 2023 Annual meeting on November 19, 2023. Sixty-eight patients with DMG were enrolled and the Median OS from time of diagnosis was 16.5 months (lower 95% confidence interval (“CI”) 11.6 months) with a median follow-up time of 9.9 months (95% CI: 8.5, 11.4). Most common grade 3 and above treatment-related adverse events were decreased neutrophil count (n=4); mucositis (n=3); and, colitis, drug reaction with eosinophilia and systemic symptoms, decreased lymphocyte count, hyperglycemia, and hypokalemia (n=2). On 27 June, 2024, Kazia announced that updated clinical data from the study will be presented at 21st International Symposium on Pediatric Neuro-Oncology. Highlights of the presentation included median overall survival of 13.2 months in Cohort 1 (newly diagnosed, enrolled pre-radiation n=33), 15.8 months in Cohort 2 (newly diagnosed, enrolled post-radiation n=69) and 8.8 months in Cohort 3 (relapsed patients, enrolled after progression n=30). Further analyses are ongoing by Pediatric Neuro-Oncology Consortium (“PNOC”) researchers and updates are expected in 2025.

OPTIMISE phase II study

Kazia entered into a collaboration with the Australian and New Zealand Children’s Haematology / Oncology Group in March 2023 for a phase II clinical study examining paxalisib as a targeted therapeutic in children with advanced solid tumours, including brain tumours. The study, named OPTIMISE, is the first Australian-led clinical trial to combine paxalisib and chemotherapy for children with PI3K pathway mutations in their tumours. Enrollment for this study is ongoing.

Paxalisib in Brain Metastases

Brain metastases occur when cancer cells spread from their original site to the brain, and treatment options are very limited. Brain metastases are a common complication of many tumours, but are particularly common in breast cancer, lung cancer, and melanoma and account for 67% to 89% of all cancers. Brain metastases are typically highly resistant to treatment and survival rates are generally low. Radiotherapy is a common treatment modality for brain metastases. Despite some efficacy, patients typically become resistant over time, and repeat courses of radiotherapy can be associated with significant neurological toxicity. Additionally, PI3K pathway mutations are common in brain metastasis and are frequently associated with a worse prognosis.

MSKCC phase I clinical study in Brain Metastases in Combination with Radiotherapy (NCT04192981)

Paxalisib is the subject of an ongoing phase I clinical study in patients with brain metastases and leptomeningeal metastases who harbor PI3K pathway mutations in combination with radiotherapy sponsored by Memorial Sloan Kettering Cancer Center in New York, NY. Encouraging safety and clinical activity from this study was presented by the lead investigator, Dr. Jonathan Yang in August 2022 at the ASCO/SNO CNS meeting held in Toronto, Canada. Interim data from the first stage of the study indicated that all 9 evaluable patients experienced complete or partial response, representing an overall response rate (ORR) of 100%, according to RANO-BM criteria. The patients comprised a range of primary tumors, with breast cancer the most common, representing one third of patients. The company announced that the phase I expansion cohort had reached an early conclusion based on positive safety data and positive clinical response findings observed to date. Preliminary data from the expansion cohort is anticipated by Q4 CY2024.

Alliance for Clinical Trials in Oncology Phase II Genomically-Guided Study in Brain Metastases (NCT03994796)

The Alliance for Clinical Trials in Oncology is sponsoring a phase II multi-drug study of multiple agents in the treatment of brain metastases from any primary tumour (NCT03994796) and substantially funded by the US National Cancer Institute. Three patient cohorts are enrolled in the paxalisib arm: breast cancer, lung cancer, and other tumors. The enrollment is ongoing for all cohorts including the expansion stage of the study in breast cancer brain metastases patients.

Dana Farber Cancer Institute (DFCI) Phase II Study in HER2+ Breast Cancer Brain Metastases in Combination with Trastuzumab (NCT03765983)

Dr Jose Pablo Leone is the Principal Investigator for a phase II study in patients with HER2-positive breast cancer brain metastases, a population for which there are no approved pharmacological treatments, in which paxalisib is administered in combination with Herceptin (trastuzumab), sponsored by Dana-Farber Cancer Institute in Boston, MA. Study enrollment is complete and data is expected to be presented in CY2025.

Fast Track Designation

We received FTD by the FDA in July 2023 for paxalisib for the treatment of solid tumour brain metastases harboring PI3K pathway mutations in combination with radiation therapy, based on the promising clinical data from an interim analysis of the MSKCC phase 1 trial.

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

EVT801

Kazia is also developing EVT801, a small-molecule selective inhibitor of VEGFR3. EVT801 was originally discovered by Sanofi SA and was licensed to Evotec SE as part of a broader transaction. Evotec conducted an extensive program of pre-clinical development, which showed compelling evidence of activity in broad range of animal models. The drug was licensed to Kazia in April 2021.

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

In addition, drugs which target VEGF receptors have shown the potential to alter the population of immune cells within the tumour micro-environment, thereby potentially making ‘cold’ tumors more susceptible to immuno-oncology agents such as checkpoint inhibitors. We believe that pre-clinical evidence supports this hypothesis with EVT801 and may provide a second and almost entirely distinct mechanism of action through which the EVT801 may provide benefit to cancer patients.

Phase I Study in Advanced Solid Tumors (NCT05114668)

In November 2021, Kazia commenced recruitment to a phase I, first-in-human, multiple-ascending-dose, clinical trial of EVT801 in patients with advanced solid tumors which seeks to explore both of these mechanisms (inhibition of lymphangiogenesis and modulation of tumor immune micro-environment), The trial is being performed at two hospitals in France: Oncopole in Toulouse and Centre Léon Bérard in Lyons and will aim to recruit up to 60 patients with advanced cancer. In addition to the primary endpoints of safety and tolerability, the study is designed to include a rich array of biomarkers that will allow a deeper understanding of the drug’s pharmacology and may inform design of subsequent studies.

On 1 May, 2024, Kazia announced that Stage 1 of the study was complete, and that the primary and secondary endpoints were achieved. A total of 32 patients were enrolled in the study with 26 patients treated across 6 dosing cohorts ranging from 50mg once daily to 500mg twice daily (BID). The MTD was identified as 500mg BID with 400mg BID being the recommended phase 2 dose when given as a monotherapy. Patients with eleven different cancer types (ex. colon, renal cell, pancreatic) were enrolled in the study, with advanced ovarian cancer being the most prevalent indication (11 patients). EVT801 was generally well tolerated across all doses with the majority of toxicities being mild to moderate and transient in nature. In addition, biomarkers have shown strong VEGFR3 expression in multiple indications, and we have observed encouraging clinical activity in High Grade Serous ovarian cancer patients with forty-six percent (46%) having stable disease or for at least three cycles and one patient had a partial response (-39% decrease) after two cycles of EVT801 therapy.

Over the course of FY 2024, interim results from the phase I study including clinical and biomarker EVT801 data have been presented at a number of global conferences, including the American Association for Cancer Research (“AACR”) and the European Society for Medical Oncology (“ESMO”). We anticipate providing additional EVT801 updates and presentations of data at future medical conferences including the AACR Ovarian Cancer Research Symposium in September 2024.

Significant changes in the state of affairs

There were no significant changes in the state of affairs of the Consolidated Entity during the financial year.

Anticipated milestones

We anticipate that during fiscal year 2025:

•	Final data will be presented and reported from the phase II/III GBM AGILE clinical study of paxalisib in glioblastoma

•	Additional results will be reported from the phase II PNOC clinical trial of paxalisib in combination with ONC201;

•	Expansion cohort results will be reported from the phase I study of paxalisib in combination with radiotherapy in brain metastases;

•	Discussion with regulatory authorities regarding next steps, (including potential approval pathways) for paxalisib in newly diagnosed unmethylated glioblastoma patients; and

•	Pre-clinical results from our collaboration with OIMR Berghofer Medical Research Institute (“QIMR”) in advanced breast cancer animal models

R&D Pipeline

Paxalisib in solid tumours

Kazia’s collaboration with QIMR, one of Australia’s foremost cancer research centers, is currently exploring novel uses of paxalisib in solid tumours. The collaboration is based on research that identified an entirely separate effect of PI3K inhibition: as a modulator of the immune microenvironment within and around the tumour. Administration of PI3K inhibitors such as paxalisib, at doses and frequencies different to those conventionally used, may activate the immune system in the tumour, making it more susceptive to immunotherapy. This could therefore open up an important opportunity for paxalisib in combination with other drugs for the treatment of diseases such as breast cancer and lung cancer. The collaboration is ongoing and will build on initial research that has already led to the filing of a provisional patent in 2022, including the use of paxalisib as an immune modulator in the treatment of diseases such as breast cancer. On 12 September, 2024, Kazia announced that an agreement had been executed with QIMR Berghofer Medical Research Institute, one of Australia’s foremost cancer research centers, to obtain an exclusive license to certain intellectual property rights in relation to combination therapies consisting of PI3K inhibitor drugs, and one or more immunotherapy or PARP inhibitor drugs (PI3K combination).

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

The Company has an aggressive global Intellectual Property (“IP”) strategy to protect its key assets and we have partnered with a large Australian law firm to lodge patents that seek to provide protection for our assets. The patent strategy is adapted for each technology platform and the principle mode of protection is through the patenting procedure, seeking to obtain exclusive licenses for all its key inventions and drug pipeline. The overarching strategy in the IP portfolio is to cover the three critical corner stones of pharmaceutical patent: composition of matter (the breadth structures covered in the patent), method of manufacture (the chemical processes used to manufacture the compounds disclosed in the patent) and method of use. Patents are submitted initially as provisional applications and after 12 months’ progress through to a Patent Cooperation Treaty application.

We are continuing to expand our pre-clinical work on paxalisib and EVT801 through collaborations with research institutions. Where the research programs result in the generation of further patentable subject matter, the Company will pursue an aggressive patent filing strategy based on multiple jurisdictions with a focus on those member countries offering the most significant market opportunities for future development.

Regulatory requirements

Australian Regulatory Requirements

The Therapeutic Goods Act 1989 (“1989 Act”), sets out the legal requirements for the import, export, manufacture and supply of therapeutic goods, including medicines in Australia. The 1989 Act requires that all therapeutic goods imported into, supplied in, manufactured in or exported from Australia be included in the Australian Register of Therapeutic Goods (“ARTG”), unless specifically exempted or authorized under the 1989 Act.

Medicines with a higher level of risk (prescription medicines, most over-the-counter medicines) are evaluated by the Therapeutic Goods Administration (“TGA”) for quality, safety and efficacy before registration on the ARTG. Medicines with a lower risk (some over the counter medicines and most complementary medicines, including vitamins) are not individually assessed by the TGA prior to listing on the ARTG unless they are “assessed listed medicines” which are subject to pre-market TGA assessment of efficacy (but not quality and safety). Medicines included in the ARTG can be identified by the AUST R number (for registered medicines), AUST L number (for listed medicines) and AUST L(A) number (for assessed listed medicines) which appears on the packaging of the medicine.

In order to include a product on the ARTG, a sponsoring company must make an application to the TGA. The application usually consists of a form accompanied by data in the Common Technical Document (CTD) format to support the quality, safety and efficacy of the product for its intended use and payment of a fee. Application details are available on the TGA website www.tga.gov.au.

The regulatory process for evaluation of prescription medicines consists of eight separate phases which are summarized below:

1.

Pre-submission, which involves lodgement of a pre-submission planning form that provides the TGA with necessary information on the scope and scale of an application for the purposes of arranging appropriate resourcing for the processing and evaluation of the application;

2.	Submission, which involves processing activities in preparation for application evaluation, including consideration of the application by the TGA against regulatory requirements;

3.	First round assessment, which involves consideration by the TGA of the data provided in the application and informal requests for information by the TGA;

4.

Consolidated section 31 request response, which involves the TGA sending a consolidated, formal information or document request to the applicant in relation to the application, and the applicant sending a response to the TGA (in CTD format);

5.	Second round assessment, which involves the TGA evaluators considering the response provided by the applicant to the section 31 request and completing the evaluation of the data;

6.

Expert advisory review, which involves the TGA obtaining independent advice (if required) on issues concerning the application from advisory groups such as the Advisory Committee on Medicines (the main advisory group for prescription medicines);

7.

Decision, which involves the TGA determining whether the application is to be approved (possibly modified or varied) or rejected and imposition of any conditions associated with approval for registration on the ARTG. Where any outstanding issues may affect the decision, this may involve further correspondence with the applicant before the decision is finalised; and

8.	Post-Decision, which involves completion of administrative and regulatory activities such as finalisation of outstanding payments and the ARTG entry.

During the above process, applicants will be able to comment on evaluation reports to highlight any errors of fact or major omissions and comment on the request for advice from the independent Advisory Committee on Medicines when such advice is sought.

In relation to Phase 2 (“Submission”), above, the TGA must notify the applicant of an acceptance or rejection of the application within 40 working days following receipt of an application, although this usually occurs within 15 or 21 calendar days. Once accepted for evaluation, the TGA has 255 working days to complete its evaluation and make a decision on the registration of the product (excluding any time spent waiting for the applicant to respond to the TGA’s questions).

The TGA also has a system of priority evaluation for products that meet certain criteria, including where:

•	the medicine is a new prescription medicine;

•	an indication of the medicine is the treatment, prevention or diagnosis of a life-threatening or seriously debilitating condition;

•	there are no therapeutic goods that are intended to treat, prevent or diagnose the condition in the ARTG; and

•	there is substantial evidence demonstrating that the medicine provides a major therapeutic advance.

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

•	obtaining approval of Institutional Review Boards (“IRBs”), to administer the products to human subjects in clinical trials;

•	adequate and well-controlled human clinical trials to establish the safety and efficacy of the product for the product’s intended use;

•	development of manufacturing processes which conform to FDA current Good Manufacturing Practices (“GMPs”), as confirmed by FDA inspection;

•	submission of results for pre-clinical and clinical studies, and chemistry, manufacture and control information on the product to the FDA in a New Drug Approval (“NDA”) Application; and

•	FDA review and approval of an NDA, prior to any commercial sale, promotion or shipment of a product.

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

•

Phase II: The drug is studied in controlled, exploratory therapeutic trials in a limited number of subjects with the disease or medical condition for which the new drug is intended to be used in order to identify possible adverse effects and safety risks, to determine the preliminary or potential efficacy of the product for specific targeted diseases or medical conditions, and to determine dosage tolerance and the optimal effective dose; and

•

Phase III: While phase II studies help demonstrate that a specific dosage range of the drug may be effective and the drug has an acceptable safety profile, controlled, large-scale therapeutic, phase III trials are undertaken at multiple study sites to demonstrate clinical efficacy and to further test for safety in an expanded patient population. These studies are used to evaluate the overall benefit - risk relationship of the drug and provide a basis for physician labelling.

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

A user fee, pursuant to the requirements of the PDUFA, and its amendments, applies to NDAs, unless exempted. The FDA adjusts the PDUFA user fees on an annual basis. PDUFA also imposes an annual product fee for prescription drugs and biologics, and an annual establishment fee on facilities used to manufacture prescription drugs and biologics. A written request can be submitted for a waiver under certain circumstances. Waivers may be possible for the application fee for the first human drug application that is filed by a small business, as defined by the FDCA, but there are no small business waivers for product or establishment fees. Waivers may also be possible for one or more fees, upon written request, when a waiver or reduction is necessary to protect the public health, the user fees would present a significant barrier to innovation, or the fees are anticipated to exceed the present or future costs incurred by FDA. Applications for products designated as orphan drugs are not subject to the application fee unless the application includes an indication for other than a rare disease or condition. The Company is not at the stage of development with its products where it is subject to these fees, but they are significant expenditures that may be incurred in the future and must be paid at the time of application submissions to FDA, as applicable.

Satisfaction of FDA requirements for product approval typically takes several years. The actual time required varies substantially, based upon the type, complexity, and novelty of the pharmaceutical product, among other things. Government regulation imposes costly and time-consuming requirements and restrictions throughout the product life cycle and may delay product marketing for a considerable period of time, limit product marketing, or prevent marketing altogether. Success in pre-clinical or early stage clinical trials does not ensure success in later stage clinical trials. Data obtained from pre-clinical and clinical activities are not always conclusive and may be susceptible to varying interpretations that could delay, limit, or prevent marketing approval. Even if a product receives marketing approval, the approval is limited to specific clinical indications. Further, even after marketing approval is obtained, the discovery of previously unknown problems with a product may result in restrictions on the product or even complete withdrawal of the product from the market.

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

The FDA provides programs intended to facilitate and expedite development and review of new products that are intended to address an unmet medical need in the treatment of a serious or life-threatening disease or condition. These programs are referred to as fast track designation, breakthrough therapy designation and priority review designation. These designations are not mutually exclusive, and a product candidate may qualify for one or more of these programs. While these programs are intended to expedite product development and approval, they do not alter the standards for FDA approval. The FDA may designate a product for fast-track designation if it is intended, whether alone or in combination with one or more other products, for the treatment of a serious or life-threatening disease or condition, and it demonstrates the potential to address unmet medical needs for such a disease or condition. For products with fast-track designation, sponsors may have more frequent interactions with the FDA, the product is potentially eligible for accelerated approval and priority review, if relevant criteria are met. A product may be designated as a breakthrough therapy if it is intended, either alone or in combination with one or more other products, to treat a serious or life-threatening disease or condition and preliminary clinical evidence indicates that the product may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. The FDA may take certain actions with respect to breakthrough therapies, including holding meetings with the sponsor throughout the development process; providing timely advice to the product sponsor regarding development and approval; involving more senior staff managers in the review process; assigning a cross-disciplinary lead for the review team; and taking other steps to design the clinical trials in an efficient manner. The FDA may designate a product for priority review if it is a product that treats a serious condition and, if approved, would provide a significant improvement in safety or effectiveness when compared with other available therapies. Additionally, drug approval under the accelerated approval pathway may be based on evidence of clinical effect on a surrogate endpoint or intermediate clinical endpoint that is reasonably likely to predict clinical benefit. A post-marketing clinical study will be required to verify clinical benefit, and other restrictions to assure safe use may be imposed.

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

European Union Regulatory Requirements

Outside the United States, the Company’s ability to market its products will also be contingent upon receiving marketing authorizations from the appropriate regulatory authorities and compliance with applicable post-approval regulatory requirements. Although the specific requirements and restrictions vary from country to country, as a general matter, foreign regulatory systems include risks similar to those associated with FDA regulation, described above. In the EU, a marketing authorization application may be submitted either under a centralized or a national procedure. Under the centralized procedure, a single application to the European Medicines Agency (“EMA”) leads to an approval granted by the European Commission that permits the marketing of the product throughout the EU and in the additional member states of the European Economic Area (Norway, Iceland and Liechtenstein). The centralized procedure is mandatory for specific products, including for medicines produced by certain biotechnological processes, products designated as orphan medicinal products, advanced therapy medicinal products (gene therapy, somatic cell therapy and tissue-engineered products) and products with a new active substance indicated for the treatment of certain diseases, including products for the treatment of HIV, AIDS, cancer, diabetes, neurodegenerative diseases, auto-immune and other immune dysfunctions and viral diseases. The centralized procedure is optional for any other products containing new active substances not authorized in the EU or for products which constitute a significant therapeutic, scientific, or technical innovation or for which a centralized authorization is in the interests of patients at EU level. Under the centralized procedure the maximum timeframe for the evaluation of a marketing authorization application by the EMA is 210 days, excluding clock stops, when additional written or oral information is to be provided by the applicant in response to questions asked by the EMA’s Committee for Medicinal Products for Human Use (“CHMP”). Clock stops may extend the timeframe of evaluation of a marketing authorization application considerably beyond 210 days. Where the CHMP gives a positive opinion, it provides the opinion together with supporting documentation to the European Commission, who make the final decision to grant a marketing authorization, which is issued within 67 days of receipt of the EMA’s recommendation. Accelerated assessment might be granted by the CHMP in exceptional cases, when a medicinal product is expected to be of major public health interest, particularly from the point of view of therapeutic innovation. The timeframe for the evaluation of a marketing authorization application under the accelerated assessment procedure is 150 days, excluding clock stops, but it is possible that the CHMP may revert to the standard time limit for the centralized procedure if it determines that the application is no longer appropriate to conduct an accelerated assessment.

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

The conduct of clinical trials in the EU is governed by the Clinical Trials Regulation (EU) No 536/2014 (“CTR”), which replaced the previous Clinical Trials Directive 2001/20/EC on 31 January, 2022. No clinical trial may be commenced in the EU without a clinical trial authorization from the applicable national competent authorities and favourable ethics approval. Under the CTR, a single application can be made through the Clinical Trials Information System for authorization of a clinical trial in up to 30 EU/ European Economic Area countries at the same time and with a single set of documentation.

The assessment of applications for clinical trials is divided into two parts (Part I contains scientific and medicinal product documentation and Part II contains the national and patient-level documentation). Part I is assessed by a coordinated review by the competent authorities of all EU member states in which an application for authorization of a clinical trial has been submitted (Member States Concerned) of a draft report prepared by a Reference Member State. Part II is assessed separately by each Member State Concerned. The role of the relevant ethics committees in the assessment procedure continues to be governed by the national law of the Member State Concerned, however overall related timelines are defined by the CTR. The new CTR also provides for simplified reporting procedures for clinical trial sponsors.

Environmental, social and governance (ESG) report

Environmental

The Consolidated Entity is not currently subject to any significant or unusual environmental regulation under Australian Commonwealth or State law. We are considering ways in which environmental impacts can be monitored however we do not foresee a material impact.

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

Product and Corporate Developments during Fiscal Year 2024

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

EVT801’s phase I clinical trial continues and we believe that we are on track to have initial phase I data in the Q4 CY2023.

At-The-Market (ATM) Facility

Kazia established an ‘at-the-market’ equity program (the “ATM facility”) with Oppenheimer & Co. Inc. (“Oppenheimer”), as sales agent, in April 2022. Under the ATM facility, Kazia may offer and sell through Oppenheimer up to an aggregate amount of US$50 million of its ordinary shares, in the form of ADSs. During the fiscal year ended 30 June 2024, Kazia sold an aggregate amount of US$1,656,016 (2023 US$4,203,221) of ADSs under the ATM facility. The ATM facility allows Kazia to raise capital dynamically in the open market, with no discount, no warrant coverage, and modest banking fees, allowing it to fund operations with minimal dilution to existing shareholders.

Voluntary Delisting from ASX

On 11 October 2023 Kazia announced that it submitted a formal application to the ASX to be removed from the official list of the ASX (the “Official List”) in accordance with ASX Listing Rule 17.11. On 15 November 2023, Kazia was removed from the Official List and its ordinary shares ceased to be traded on the ASX.

Equity Line of Credit

On 19 April 2024, Kazia entered into a purchase agreement (the “Purchase Agreement”) with Alumni Capital LP (“Alumni Capital”). Pursuant to the Purchase Agreement, the Company may sell to Alumni Capital up to an aggregate of $15,000,000, of ADSs from time to time during the term of the Purchase Agreement. During the fiscal year ended 30 June 2024, Kazia sold an aggregate amount of US$517,302 (A$776,147) of ADSs under the Purchase Agreement.

ADS Ratio Change

On 15 October 2024, Kazia announced that it planned to effect an ADS ratio change to change the ratio of ADSs to ordinary shares from one ADS to ten ordinary shares to the new ratio of one ADS to one-hundred ordinary shares. The ADS ratio change will have the same effect as a one-for-ten reverse ADS split for Kazia’s ADS holders. There will be no change to Kazia’s underlying ordinary shares, and no ordinary shares will be issued or cancelled in connection with the ADS ratio change. The ADS ratio change became effective on 28 October 2024.

C. Organizational structure

Kazia Therapeutics Limited is incorporated in Australia and has the following wholly-owned subsidiaries:

Name	Country of incorporation
Kazia Laboratories Pty Ltd	Australia
Kazia Research Pty Ltd	Australia
Kazia Therapeutics Inc.	United States (Delaware)
Glioblast Pty Ltd	Australia

D. Property, plant and equipment

During fiscal year 2024, the Company continued to work out of a serviced office in Sydney that is subject to a renewable one-year workspace license agreement. In April 2022 an office membership agreement was signed with Deerfield Management for one year in The Cure, Deerfield’s innovation campus at 345 Park Avenue South, New York, NY, and was extended for an additional 12 months until April 2025.

Item 4A.	Unresolved Staff Comments

None.

Item 5.	Operating and Financial Review and Prospects

Critical accounting policies

We prepare our consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). As such, we are required to make certain estimates, judgments, and assumptions that management believes are reasonable based upon the information available. These estimates, judgments and assumptions affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the periods presented. The critical accounting policies are summarized in Item 18. “Financial Statements-Note 3 - Critical accounting judgements, estimates and assumptions”.

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

The following tables provide a summary of Revenue, Finance income and Other income for the past three fiscal years:

	For the fiscal year ended 30 June,
	2024	2023	2022
	A$’000	A$’000	A$’000
Revenue	2,308	—	—
Finance income	12	22	2
Other income:
Research and development rebate	173	—	—
Bad debt recovery	—	—	15
Other sundry income	—	1	—
Subsidies and grants	—	—	10

Total Revenue, Finance and Other income	2,493	23	27

Fiscal year 2024 compared to fiscal year 2023 and fiscal year 2023 compared to fiscal year 2022

Revenue, finance income and other income

In fiscal year 2024, the Company generated revenue A$2.3 million of from contracts with customers was the result of up-front license fees received from partnering transactions pertaining to the out-license agreements entered into for one of the Company’s assets, paxalisib. During fiscal years 2023 and 2022, the Company did not generate any revenue from contracts with customers.

The Company earns interest income derived from interest bearing bank accounts, which is directly linked with the amounts held on deposit. The amount of finance income earned increased as a result of increased cash balances as well as higher interest rates in effect during the year.

The Company recognized research and development rebate in the fiscal years 2024 of A$173 thousand. The Company did not recognize any research and development rebate in 2023 and 2022. We anticipate applying for the rebate in future fiscal years as the Company advances paxalisib development in Australia.

Expenses

Research and development expenses increased from A$15.6 million in fiscal year 2023 to A$17.4 million in fiscal year 2024 (12%). The increase was mainly a result of transaction fee expenses of A$6.0 million in fiscal year 2024 partially offset by less clinical expenses relating to paxalisib and lower personnel costs. Research and development expenses decreased from A$20.2 million in fiscal year 2022 to A$15.6 million in fiscal year 2023 (-23%). The decrease was mainly a result of lower R&D expense for paxalisib, offset by higher expenses for EVT-801 and a full year of salary and benefit expenses were recognized for the US based scientific and clinical staff hired in fiscal year 2022.

General and administrative costs increased from A$8.6 million in fiscal year 2023 to A$13.5 million in fiscal year 2024 (58%), due to increased costs related to the issuance of certain warrants to service providers, audit and NASDAQ fees, offset by lower directors and officers liability and business insurance costs, and a partial year of salary and benefits for the US based Chief Financial Officer. General and administrative costs increased from A$5.1 million (restated) in fiscal year 2022 to A$8.6 million in fiscal year 2023 (68%), due to increased directors and officers liability and business insurance costs, a full year of salary and benefits for the US based Chief Financial Officer, a full year of US office rent and the termination payment for former CEO James Garner.

Net loss after income tax benefit

The Company’s loss after income tax benefit was A$26.8 million in fiscal year 2024 compared to A$20.5 million in fiscal year 2023. The change was mainly a result of the additional R&D expenditures and a dramatic increase in NASDAQ, legal and audit fees. Offset by lower personnel expenses, D&O insurance and public relation costs.

The Company’s loss after income tax benefit was A$20.5 million in fiscal year 2023 compared to A$25.0 million (restated) in fiscal year 2022. The change was mainly a result of the reduced R&D expenditures a reduction in the expenditures incurred for the Company’s lead asset, paxalisib’s continuing participation in the registrational GCAR GBM AGILE trial as paxalisib arm did not meet pre-defined criteria for continuing to a second stage of the trial. Funds were also spent on the expenditures incurred for the continuing EVT801 Phase I trial including A$2.1M for manufacture of EVT-801.

B. Liquidity and capital resources

We have incurred cumulative losses and negative cash flows from operations since our inception and, as of 30 June 2024, we had accumulated losses of A$115.1 million. We anticipate that we will continue to incur losses for at least the next several years. We expect that our research and development expenditure will continue to increase and, as a result, we will need additional capital to fund our operations, which we may raise through a combination of equity offerings, other third-party funding, and other collaborations, strategic alliances and licensing arrangements.

There is a premium funding facility in place in fiscal year 2024, 2023, and 2022 for the insurance program.

As of 30 June 2024, we had cash and cash equivalents of A$1.7 million held in both Australian dollars and U.S. dollars. Cash in excess of immediate requirements is invested in accordance with our investment policy primarily with a view to liquidity and capital preservation. Currently, our cash and cash equivalents are held in bank accounts with approximately 83.7% of funds being held in U.S. dollars.

Going Concern

We expect to consume cash and incur operating losses for the foreseeable future as the Company continues developing its oncology drug candidates. The impact on cash resources and results from operations will vary with the extent and timing of the future clinical trial programs. The consolidated financial statements have been prepared on a going concern basis, which contemplates continuity of normal activities and realization of assets and settlement of liabilities in the normal course of business. As is often the case with drug development companies, the Company’s ability to continue its development activities as a going concern is dependent upon deriving sufficient cash from investors, from licensing and partnering activities and from other sources of revenue such as grant funding. We may be required to delay, scale-back, or eliminate certain of our activities and other aspects of our operations until such time as we are successful in securing additional funding. We are exploring various dilutive and non-dilutive sources of funding, including equity and debt financings, strategic alliances, business development and other sources. Our future success is dependent upon our ability to obtain additional funding. There can be no assurance, however, that we will be successful in obtaining such funding in sufficient amounts, on terms acceptable to us, or at all. Furthermore, under General Instruction I.B.5 to Form F-3 (the “Baby Shelf Rule”) the amount of funds we can raise through primary public offerings of securities in any 12-month period using our registration statement on Form F-3 is limited to one-third of the aggregate market value of the ordinary shares held by non-affiliates of our company, which limitation may change over time based on our stock price, number of ordinary shares outstanding and the percentage of ordinary shares held by non-affiliates. We therefore are limited by the Baby Shelf Rule as of the filing of this Annual Report until such time as our non-affiliate public float exceeds $75 million. There is substantial doubt about our ability to continue as a going concern within one year after the date that the consolidated financial statements for the fiscal year ended 30 June 2024 are issued.

Cash flows

The following table set forth the sources and uses of cash for the past three fiscal years:

(in A$ thousands)	2024	2023	2022
Net cash used in operating activities	$(9,581)	$(15,156)	$(22,762)
Net cash used in investing activities	$—	$—	$(2,365)
Net cash provided by financing activities	$5,985	$12,972	$3,726

Operating activities. Net cash used in operating activities for the three fiscal years primarily represents net outflows for the cost of our R&D programs and general and administrative costs of running the business. This amount is heavily impacted by the cost of our clinical programs, as well as cost containment measures adopted to manage the general and administrative costs of the business.

Investing activities. Net cash from investing activities in fiscal year 2022 represents the payment of a development milestone for EVT801.

Financing activities. Net cash from the financing activities in fiscal year 2024 arose as a result of the placement of warrants and the sale of ordinary shares in the form of ADSs, using our ATM facility. Net cash from financing activities in fiscal years 2023 arose as a result of professional placements of the Company’s ordinary shares to institutional investors in certain countries as well as Share Purchase Plans to shareholders in Australia. In addition, net cash from financing activities in fiscal years 2024, 2023, and 2022 was the result of the funds received from our sale of ordinary shares using our ATM facility.

As of 30 June 2024, the Company did not hold any derivative financial instruments for managing its foreign currency; however, the Company may from time to time enter into hedging arrangements where circumstances are deemed appropriate.

The Company believes that its future ability to fund its operations will depend on deriving sufficient cash from investors through successful capital raises, from licensing and partnering activities, and government grants.

The Company had no commitments for capital expenditures or material contractual obligations at the end of fiscal year 2024. The Company continuously pursues opportunities for non-dilutive funding such as grant applications.

The Company cannot provide assurance that it or its subsidiaries will be able to raise the funds necessary to complete the planned clinical trial programs or find appropriate collaboration or licensing opportunities.

The Company does not have any off-balance sheet arrangements.

Financing activities

Equity issues

The Company has historically financed its operations primarily from issuing equity capital.

During fiscal year 2023 the Company issued 89,273,738 ordinary shares. The details of those share issues are as follows:

•	In July 2022, the Company issued 573,370 shares under our ATM facility raising A$407,201 before transaction costs.

•	In August 2022, the Company issued 10,307,910 shares under our ATM facility raising A$3,268,936 before transaction costs.

•	In September 2022, the Company issued 679,380 shares under our ATM facility raising A$150,164 before transaction costs.

•	In September 2022, the Company issued 60,000 to the Scientific Advisory Board at A$12,600 before transaction costs

•	In October 2022, the Company issued 13,032,940 shares under our ATM facility raising A$2,425,085 before transaction costs.

•	In January 2023, the Company issued 20,000 shares under our ATM facility raising A$2,761 before transaction costs.

•	In January 2023, the Company issued 25,387,018 shares in a professional and sophisticated investors placement raising A$2,792,572 before transaction costs.

•	In February 2023, the Company issued 15,522,075 shares in a professional and sophisticated investors placement raising A$1,707,428 before transaction costs.

•	In March 2023, the Company issued 23,691,045 shares in a share placement plan to existing eligible shareholders raising A$2,606,000 before transaction costs.

During fiscal year 2024 the Company issued 104,821,670 ordinary shares. The details of those share issues are as follows:

•	In July 2023, the Company issued 8,148,140 shares under our ATM facility raising A$1,512,523 before transaction costs.

•	In July 2023, the Company issued 157,120 shares under our ATM facility raising A$25,877 before transaction costs.

•	In August 2023, the Company issued 15,000 shares under our ATM facility raising A$2,519 before transaction costs.

•	In November 2023, the Company issued 1,066,070 shares under our ATM facility raising A$107,268 before transaction costs.

•	In December 2023, we issued 26,200,000 ordinary shares in the form registered direct offering raising A$1,796,867 before transaction costs.

•	In February 2024, the Company issued 25,910 shares under our ATM facility raising A$1,207 before transaction costs.

•	In February 2024, the Company issued 319,650 shares under our ATM facility raising A$14,834 before transaction costs.

•	In February 2024, the Company issued 2,195,980 shares under our ATM facility raising A$102,825 before transaction costs.

•	In February 2024, the Company issued 205,260 shares under our ATM facility raising A$12,597 before transaction costs.

•	In February 2024, the Company issued 8,626,580 shares under our ATM facility raising A$513,584 before transaction costs.

•	In February 2024, the Company issued 18,244,450 shares in connection with the exercise of a warrants raising A$892,381 before transaction costs.

•	In February 2024, the Company issued 316,540 shares under our ATM facility raising A$14,584 before transaction costs.

•	In February 2024, the Company issued 304,860 shares under our ATM facility raising A$14,147 before transaction costs.

•	In February 2024, the Company issued 250,000 shares under our ATM facility raising A$11,502 before transaction costs.

•	In May 2024, the Company issued 2,112,560 shares under our ATM facility raising A$100,961 before transaction costs.

•	In May 2024, the Company issued 375,410 shares under our ATM facility raising A$17,147 before transaction costs.

•	In May 2024, the Company issued 288,900 shares under our ATM facility raising A$13,544 before transaction costs.

•	In May 2024, the Company issued 790,100 shares under our ATM facility raising A$36,024 before transaction costs.

•	In May 2024, the Company issued 20,000 shares under our ATM facility raising A$910 before transaction costs.

•	In May 2024, the Company issued 242,170 shares under our ATM facility raising A$10,891 before transaction costs.

•	In June 2024, the Company issued 5,916,970 ordinary shares represented by 59,170 ADSs as repayment of a promissory note.

•	In June 2024, the Company issued 29,000,000 shares under a private ELOC placement raising A$776,264 before transaction costs.

In fiscal year 2024, the Company held a significant proportion of its cash balances in U.S. dollars and there were no conversion losses. During fiscal year 2023, the Company held the majority of its cash balances in U.S. dollars and there were no conversion losses. See Item 18. “Financial Statements - Note 25 - Financial Instruments” for disclosures about financial risk management including interest rate risk, foreign currency risk and liquidity risk.

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

During fiscal year 2017, the Company reached two milestones that triggered the conversion of a portion of its Convertible Notes. On 14 September 2016 the directors approved the issuance of 20,000,000 ordinary shares as a consequence of a conversion of A$500,000 of the Convertible Notes, and on 1 November 2016 a further 16,000,000 ordinary shares were issued as a result of the conversion of a further portion of the Convertible Notes. During fiscal year 2018, one of the noteholders waived his rights to the remaining tranche of convertible notes, resulting in the reduction of the convertible note carrying value by a further A$136,000. On 21 April 2022, the completion of the phase II study of paxalisib in glioblastoma (NCT03522298) was announced and on 5 May 2022 the remaining portion of the convertible note with a carrying value of A$464,000 was extinguished and converted to 1,855,357 ordinary shares.

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

We cannot determine with certainty the duration and completion costs of the current or future product development, pre-clinical studies or clinical trials of our product candidates. The duration, costs, and timing of clinical trials and development of our product candidates will depend on a variety of factors, including:

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

In fiscal years 2024, 2023, 2022 and we spent, respectively, a total of A$17.4 million, A$15.6 million, A$20.2 million (restated) and on company-sponsored research and development activities.

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

•	The quantum of general and administrative expenditures in recent years may not be indicative of the expenditures required in future years.

E. Critical Accounting Estimates - see Note 2. Material accounting policies

Item 6.	Directors, Senior Management and Employees

A. Directors and Senior Management

The names and details of the Company’s Directors and senior management at the date of this report are as follows:

John Friend	Chief Executive Officer, Managing Director (Appointed 1 August 2023)
Bryce Carmine	Chairman, Non-Executive Director
Steven Coffey	Non-Executive Director
Ebru Davidson	Non-Executive Director
Robert Apple	Non-Executive Director (Appointed 15 January 2024)
Jeffrey Bonacorda	Vice President, Finance and Controller (Appointed 24 June 2024)
Elissa Hansen	Company Secretary (Appointed 14 June 2024)

Directors were in office for the entire period unless otherwise stated.

Names, titles, experience and expertise

Name:	Bryce Carmine
Title:	Chairman, Non-Executive Director
Qualifications:	B.Sc., Biochemistry, Microbiology & Genetics
Experience and expertise:	Bryce spent 36 years working for Eli Lilly & Co. and retired as Executive Vice President for Eli Lilly & Co, and President, Lilly Bio-Medicines. Prior to this he led the Global Pharmaceutical Sales and Marketing and was a member of the Company’s Executive Committee. Bryce previously held a series of product development portfolio leadership roles culminating when he was named President, Global Pharmaceutical Product Development, with responsibility for the entire late-phase pipeline development across all therapeutic areas for Eli Lilly. During his career with Lilly, Bryce held several country leadership positions including President Eli Lilly Japan, Managing Dir. Australia/NZ & General Manager of a JV for Lilly in Seoul, Korea. Bryce is currently Chairman and CEO of HaemaLogiX Pty Ltd, a Sydney based privately owned biotech.
Other current directorships:	None
Former directorships (last 3 years):	None
Special responsibilities:	Chair of Remuneration and Nomination Committee, member of Audit, Risk and Governance Committee.

Name:	Steven Coffey
Title:	Non-Executive Director
Qualifications:	B. Comm, CA
Experience and expertise:	Steven is a Chartered Accountant and registered company auditor and has over 35 years experience in the accounting and finance industry. He has been a partner with the chartered accounting firm Watkins Coffey Martin which recently merged with Charternet Chartered Accountants and Steven is a consultant to that group. Steven sits on the board of a number of large private family companies and audits a number of large private companies and not-for-profit entities.
Other current directorships:	None
Former directorships (last 3 years):	Ansarada Group Limited (ASX: AND) formerly The Docyard Limited (ASX:TDY)
Special responsibilities:	Chair of Audit, Risk and Governance Committee, member of Remuneration and Nomination Committee.

Name:	Ebru Davidson
Title:	Non-Executive Director - from 5 June 2023
Qualifications:	BSc, JD (Hons), AGIA, GAICD
Experience and expertise:	Ms Davidson is a highly experienced corporate lawyer and is currently the General Counsel for QBiotics Group Limited, an unlisted public Australian life sciences company. Prior to this, Ms Davidson was a partner at national law firm Thomson Geer Lawyers and has over 14 years’ experience in equity capital markets, private and public mergers and acquisitions, corporate transactions and corporate governance. Ms Davidson also has extensive experience in advising listed and unlisted entities on compliance and regulatory matters working closely with the Australian Securities and Investment Commission and Australian Securities Exchange.
Other current directorships:	None
Former directorships (last 3 years):	None
Special responsibilities:	None

Name:	Robert Apple
Title:	Non-Executive Director
Qualifications:	B.A.
Experience and expertise:	Mr Robert Apple has more than 25 years of senior leadership experience in the pharmaceutical industry, including 16 years with Antares Pharma, Inc. as Senior Vice President, Chief Financial Officer and Corporate Secretary, before going on to become President and Chief Executive Officer from 2016 until its acquisition by Halozyme Therapeutics in 2022. Mr. Apple also served on the Board of Directors at Antares from 2016 until May 2022. He previously served on the Board of Directors of InKine Pharmaceutical, PaxMedica Inc., and Kerathin Inc. Prior to joining Antares, Mr. Apple served as Chief Operating and Financial Officer at InKine Pharmaceutical. He also held prior roles at Genaera Corporation, Liberty Technologies, and Arthur Andersen & Company.

Other current directorships:	None
Former directorships (last 3 years):	None
Special responsibilities:	None

Name:	Dr John Friend
Title:	Chief Executive Officer (appointed 1 May 2023)
Managing Director (appointed 1 August 2023)
Interim Chairman of the Board (appointed 11 August 2023)
Chief Medical Officer to 30 April 2023
Qualifications:	B.A., M.D
Experience and expertise:	Dr Friend is a highly experienced physician executive who has previously worked with companies ranging from start-up biotechnology companies to multinational pharmaceutical companies. Over the past 15 years, his focus has been in the oncology and hematology therapeutic space. Dr. Friend is a US-trained physician who practiced medicine in North Carolina before transitioning to drug development. Before joining Kazia Therapeutics, he was Chief Medical Officer and member of the executive management team at Cellectar Biosciences, Inc, a US publicly traded biopharmaceutical company.
Other current directorships:	None
Former directorships (last 3 years):	None
Special responsibilities:	None

Name:	Jeffrey Bonacorda
Title:	Vice President, Finance and Controller
Qualifications:	B.A.
Experience and expertise:

Mr Jeffrey Bonacorda is a senior accounting professional with more than thirty years of experience in the pharmaceutical, consumer products and service industries.

Prior to joining Kazia, Mr Bonacorda held several senior finance positions supporting global R&D development programs and on market pharmaceuticals.

Name:	Elissa Hansen
Title:	Company Secretary (Appointed 14 June 2024)
Qualifications:	Bc., Grad.Dip. AICD, FGIA,
Experience and expertise:	Ms Elissa Hansen has over 20 years’ experience as a company secretary and governance professional for both listed and unlisted companies. She is a Chartered Secretary who brings best practice governance advice, ensuring compliance with the Listing Rules, Corporations Act and other relevant legislation..

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

Non-Executive Directors remuneration

The Constitution of Kazia specifies that the aggregate remuneration of Non-Executive Directors shall be determined from time to time by General Meeting. The last determination for the Consolidated Entity was at the Annual General Meeting held on 16 November 2022 when the shareholders approved the new constitution with an aggregate remuneration of $560,000.

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

The executive remuneration and reward framework has three components:

•	fixed remuneration

•	short-term performance incentives - cash bonus

•	share-based payments - award of options through the Employee Share Option Plan (“ESOP”)

Fixed remuneration is reviewed annually by the Remuneration and Nomination Committee based on individual performance, the overall performance of Kazia and comparable market remunerations. The Remuneration and Nomination Committee approved increases in fixed remuneration during fiscal year 2024.

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

Kazia issued 2,850,000 ADS options under the ESOP during the financial year ended 30 June 2024, of which 1,500,000 were issued to KMP.

Any change to the ESOP will require approval by shareholders.

Use of remuneration consultants

During fiscal year 2024, the Company did not engage remuneration consultants to assist with the determination of remuneration levels.

Details of remuneration

Amounts of remuneration

Details of the remuneration of key management personnel of Kazia are set out in the following tables, reported in Australian dollars, the functional currency of the Company, unless otherwise noted.

The KMP of Kazia consisted of the following directors of Kazia Therapeutics Limited:

•	Bryce Carmine - Non-Executive Director, Chairman from 15 January 2023

•	Steven Coffey - Non-Executive Director

•	Iain Ross - Non-Executive Director and Chair - until 11 August 2023

•	Ebru Davidson - Non-Executive Director - from 5 June 2023

•	Robert Apple - Non-Executive Director - from 15 January 2024

And the following persons:

•	Dr John Friend - Chief Executive Officer

•	Gabrielle Heaton - Vice President, Finance and Administration from 1 February 2024 to 30 June 2024

•	Karen Krumeich - Chief Financial Officer until 31 January 2024

	Short-term benefits	Short-term benefits	Short-term benefits	Short-term benefits	Short-term benefits	Post- employment benefits	Share-based payments
	Salary & fees Cash	Bonus Cash	Movements in accrued leave Non- monetary	Movements in long service leave Non- monetary	Healthcare & Insurance Cash	Super- annuation	Options Equity- settled	Total
2024	$	$	$	$	$	$	$	$
Non-Executive Directors:
B Carmine	95,417	—	—	—	—	—	—	95,417
S Coffey	85,000	—	—	—	—	9,350	—	94,350
E Davidson	85,000	—	—	—	—	9,350	—	94,350
R Apple	39,301	—	—	—	—	—	—	39,301

Other Key Management Personnel:
J Friend *	824,998	—	44,384	—	35,186	32,780	342,496	1,279,844
K Krumeich *	378,946	—	2,307	—	7,850	9,937	—	399,040
G Heaton	103,333	—	1,348	—	—	11,367	10,941	126,989
A Sandham	147,593	—	—	—	—	—	—	147,593
E Hansen	2,267	—	—	—	—	—	—	2,267
I Ross	109,633	—	—	—	—	—	—	109,633

	1,871,488	—	48,039	—	43,036	72,784	353,437	2,388,784

*	Salary paid in USD, but disclosed in Australian dollars using conversion rate of 0.6673.

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

Remuneration and other terms of employment for key management personnel are formalized in service agreements. Details of these agreements are as follows:

Name: Title: Agreement commenced: Term of agreement: Details:

Dr John Friend

Chief Executive Officer

1 May 2023

Full time employment

Base salary for the year ending 30 June 2024 of USD550,000 and healthcare and insurance benefits to be reviewed annually by the Remuneration and Nomination Committee. A bonus of up to 60% of base salary, subject to attainment of key objectives and at the discretion of the board. John’s employment with the consolidated entity is at-will, and if terminated, it must pay any outstanding entitlements due to him.

Key management personnel have no entitlement to termination payments in the event of removal for misconduct.

Share-based compensation

Issue of options

The options issued on 22 April 2024 were to John Friend for 1,500,000 ADS options with an exercise price set at the volume weighted average (VWAP) of ADS during the 5 trading days immediately prior to the issue date with a value of A$645,000. Service conditions are that any unvested options are forfeited on cessation of employment. There are no performance conditions, consistent with the Company’s Employee Share Option Plan rules, as re-approved by shareholders on 6 November 2021.

The terms and conditions of each grant of options over ordinary shares granted as remuneration to Directors or other Key Management Personnel in this financial year or future financial years are set out below.

Issue of ADS options

Grant date	Vesting date and exercisable date	Expiry date	Exercise price		Fair value per option at grant date
22 April 2024	22 April 2027	22 April 2029	A$	0.586	A$	0.43

Options granted carry no dividend or voting rights. Each option is convertible to one ordinary share upon exercise.

Pension benefits

The Company paid A$72,784 during fiscal year 2024 for employee superannuation benefits and pension benefits related to KMPs.

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

In carrying out its responsibilities and functions, the Board may delegate any of its powers to a Board committee, a director, employee or other person subject to ultimate responsibility of the directors under the Corporations Act.

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

There are procedures in place, agreed by the Board, to enable directors in furtherance of their duties to seek independent professional advice at the Company’s expense. The appointment and expiration dates of each director in office at the date of this report is as follows:

Name	Position	Year First Appointed	Current term expires

Dr John Friend	Managing Director, CEO	2023	N/A*

Bryce Carmine	Non-executive Director	2015	Nov-26

Steven Coffey	Non-executive Director	2012	Nov-25

Ebru Davidson (appointed 5 June 2023)	Non-executive Director	2023	Nov-26

Robert Apple (appointed 15 January 2024)	Non-executive Director	2024	Nov-24

*	The managing director is exempt from standing for re-election under the Company’s constitution and Australian corporate law.

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

Board of Directors

The Board of Kazia is elected by and accountable to shareholders. The Board monitors and directs the business and is responsible for the corporate governance of the Company. As of 30 June 2024, the Board comprised of five directors, four of whom were non-executive directors.

We do have a ‘diverse’ board of directors as defined in NASDAQ Rule 5605(f). Kazia is a small company with five Directors. As noted in the Board Diversity Matrix Part II Demographic Background section, it is the opinion of the company that we do meet the requirements of a diverse Board.

Board Diversity as of 26 October 2024

	Female	Male	Non- Binary	Did Not Disclose Gender
Country of Principal Executive Offices: Australia
Foreign Private Issuer: Yes
Disclosure Prohibited Under Home Country Law: No
Total Number of Directors: 4
Part I: Gender Identity
Directors	1	4
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

D. Employees

As of the end of each of the last three fiscal years, the Company employed the following number of people-FTEs:

Category of Activity	2024	2023	2022
Research and Development	5.0	6.8	6.8
Finance and Administration	1.8	2.0	2.2

Total	6.8	8.8	9.0

Geographic Location	2024	2023	2022
Australia	3.0	5.0	5.3
United States	3.8	4.0	1.0

Total	6.8	9.0	6.3

E. Share Ownership

Directors’ and KMP interests in the shares and options of the Company for fiscal year 2024:

Shareholding

The number of shares in the company held during the financial year by each director and other members of Key Management Personnel of the Consolidated Entity, including their personally related parties, is set out below:

	Balance at the start of the year	Purchased on market	Share Purchase Plan	Off market additions/ disposals	Disposed* (For KMP reporting purposes only)	Balance at the end of the year
Ordinary shares
B Carmine	856,681	—	—	—	—	856,681
S Coffey	991,993	—	—	—	—	991,993
I Ross	1,522,729	—	—	(1,522,729)	—	—
J Garner	—	—	—	—	—	—
J Friend	—	—	—	—	—	—
K Krumeich	—	—	—	—	—	—
E Davidson	—	—	—	—	—	—

	3,371,403	—	—	(1,522,729)	—	1,848,674

Each Director and Key Management Personnel owns less than 1% of shareholding.

Other transactions with key management personnel and their related parties

John Friend was for reimbursed travel and accommodation expenses of $105,542.

Ebru Davidson was reimbursed travel and accommodation expenses of $2,386.

Ian Ross was reimbursed travel and accommodation expenses of $7,402.

Option holding

The number of options over ordinary shares in the company held during the financial year by each Director and other members of Key Management Personnel of Kazia, including their personally related parties, is set out below:

	Balance at the start of the year	Granted as renumeration	Forfeited	Disposed* (For KMP reporting purposes only)	Balance at the end of the year
Options over ordinary shares
I Ross	400,000	—	—	—	400,000
B Carmine	400,000	—	—	—	400,000
S Coffey	400,000	—	—	—	400,000
J Friend	4,800,000	—	—	—	4,800,000
K Krumeich	2,800,000	—	(2,800,000)	—	—

	8,800,000	—	(2,800,000)	—	6,000,000

	Balance at the start of the year	Granted as remuneration	Forfeited	Disposed (for KMP reporting purposes only)	Balance at the end of the year
Options over ADS
J Friend	—	1,500,000	—	—	1,500,000

	—	1,500,000	—	—	1,500,000

Share-based compensation

There were no shares issued to Directors or other KMP as part of compensation during fiscal year 2024.

Item 7.	Major Shareholders and Related Party Transactions

A. Major shareholders

As at the date of this Annual Report, no shareholders hold a beneficial ownership of 5% or more of our voting securities.

Significant Changes in the Ownership of Major Shareholders

There have been no significant changes in the ownership of major shareholders.

Major Shareholders Voting Rights

All of our shareholders, including the shareholders listed below, have the same voting rights attached to their ordinary shares.

Record Holders

As of October 28, 2024, there were 2,193 Kazia shareholders holding 435,496,534 fully paid ordinary shares. These numbers are not representative of the number of beneficial holders of our shares nor are they representative of where such beneficial holders reside, since many of these ordinary shares were held of record by brokers or other nominees. The majority of trading by our U.S. investors is done by means of ADS that are held of record by HSBC Custody Nominees (Australia) Ltd., which held 418,260,593 (96.04%) of our ordinary shares as of such date.

B. Related party transactions

During fiscal year 2024, and up to the date of this report, we did not enter into any transactions or loans with any: (i) enterprises that directly or indirectly, through one or more intermediaries, control, are controlled by or are under common control with us; (ii) associates; (iii) individuals owning, directly or indirectly, an interest in our voting power that gives them significant influence over us, and close members of any such individual’s family; (iv) executive officers and close members of such individuals’ families; or (v) enterprises in which a substantial interest in our voting power is owned, directly or indirectly, by any person described in (iii) or (iv) or over which such person is able to exercise significant influence.

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

Legal proceedings

Dividends

There were no dividends paid, recommended or declared during fiscal years 2024, 2023 or 2022.

B. Significant Changes

On October 15, 2024, Kazia announced that it planned to effect an ADS ratio change to change the ratio of ADSs to ordinary shares from one ADS to ten ordinary shares to the new ratio of one ADS to one hundred ordinary shares. The ADS ratio change will have the same effect as a one-for-ten reverse ADS split for Kazia’s ADS holders. There will be no change to Kazia’s underlying ordinary shares, and no ordinary shares will be issued or cancelled in connection with the ADS ratio change.The ADS ratio change became effective on October 28, 2024.

Item 9.	The Offer and Listing

A. Offer and listing details

See Item 9C for more information.

B. Plan of Distribution

Not applicable.

C. Markets

Kazia’s ordinary shares trade in the U.S. in the form of ADSs on the Nasdaq Capital Market. Each ADS represents 100 ordinary shares of Kazia. The trading symbol on the Nasdaq Capital Market is ‘KZIA’. Kazia has entered into a Deposit Agreement with The Bank of New York Mellon under which the Bank of New York, acting as depository, issues the ADSs.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the issue

Not applicable.

Item 10.	Additional Information

A. Share Capital

Not applicable.

B. Our Constitution

Our Constitution is similar in nature to the bylaws of a U.S. corporation. It does not provide for or prescribe any specific objectives or purposes of Kazia. Our Constitution is subject to the terms of the Corporations Act. It may be amended or repealed and replaced by special resolution of shareholders, passed by at least 75% of the votes cast by shareholders entitled to vote on the resolution.

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

Interested Directors

Subject to the Corporations Act, neither a director nor that director’s alternate may vote in respect of any contract or arrangement in which the director has, directly or indirectly, any material interest according to our Constitution. However, that director may execute or otherwise act in respect of that contract or arrangement notwithstanding any material personal interest. Unless a relevant exception applies, the Corporations Act requires our directors to provide disclosure of any material personal interest, and prohibits directors from voting on matters in which they have a material personal interest or being present while such matter is being considered at the board meeting. In addition, the Corporations Act requires shareholder approval of any provision of related party benefits to our directors.

Directors compensation

Our directors are paid remuneration for their services as directors (but excluding any remuneration payable to a director under any executive services contract with us or one of our related bodies corporate) which is determined in a general meeting of shareholders. The aggregate, fixed sum for directors’ remuneration is to be divided among the directors in such proportion as the directors themselves agree and in accordance with our Constitution. The fixed sum remuneration for directors may not be increased except at a general meeting of shareholders and the particulars of the proposed increase are required to have been provided to shareholders in the notice convening the meeting. In addition, executive directors may be paid remuneration as determined by the directors from time to time and including as a salary, commission or participation in profits and/or subject to the Corporations Act by the issue of shares, options to acquire shares or performance rights or other incentives (or a combination of any of these methods of remuneration).

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

Retirement of Directors

Pursuant to our Constitution, at least one director, other than the Managing Director, must retire from office at every annual general meeting unless there has been an election of directors earlier that year. A director, other than the director who is the Managing Director, must retire from office at the conclusion of three years or following the third annual general meeting after which the director was elected, whichever is longer. If no director is required to retire at an annual general meeting, then the director to retire will be the director who has been longest in office since last being elected. Retired directors are eligible for a re-election to the board of directors unless disqualified from acting as a director under the Corporations Act or our Constitution.

Rights and restrictions on classes of shares

The rights attaching to our ordinary shares are detailed in our Constitution. Our Constitution provides that our directors may issue shares with any preferential, deferred or special rights, privileges or conditions or with any restriction (whether in relation to dividends, voting, return of share capital or otherwise) as our board of directors may determine. Subject to any approval which is required from our shareholders under the Corporations Act, we may issue further shares on such terms and conditions as our board of directors resolves.

Dividend rights

Subject to our Constitution and the Corporations Act, our board of directors may from time to time determine to pay and declare dividends to shareholders. Except as otherwise provided by law, all dividends unclaimed for one year after having been declared may be invested or otherwise made use of by our board of directors for our benefit until claimed or otherwise disposed of in accordance with our Constitution.

Voting rights

Under our Constitution, the rights and restrictions attaching to a class of shares, each shareholder has one vote on a show of hands at a meeting of the shareholders unless a poll is demanded under the Constitution or the Corporations Act. On a poll vote, each shareholder shall have one vote for each fully paid share and a fractional vote for each share held by that shareholder that is not fully paid, such fraction being equivalent to the proportion of the amount that has been paid to such date on that share. Shareholders may vote in person or by proxy, attorney or representative. Under Australian law, shareholders of a public company are generally not permitted to approve corporate matters by written consent. Our Constitution does not provide for cumulative voting. Note that ADS holders may not directly vote at a meeting of the shareholders but may instruct the depository to vote the number of deposited ordinary shares their ADSs represent in accordance with the underlying deposit agreement.

Right to share in our profits

Pursuant to our Constitution, our shareholders are entitled to participate in our profits by payment of dividends. Our board of directors may from time to time determine to pay dividends to the shareholders; however, no dividend is payable except in accordance with the Corporations Act and our Constitution.

Rights to share in the surplus in the event of winding up

Our Constitution provides for the right of shareholders to participate in a surplus in the event of our winding up, subject to the rights attaching to a class of shares, the Constitution, and the Corporations Act.

No redemption provision for ordinary shares

There are no redemption provisions in our Constitution in relation to ordinary shares. Under our Constitution, any preference shares may be issued on the terms that they are, or may at the option of Kazia or the holder be, liable to be redeemed or converted into ordinary shares.

Variation or cancellation of share rights

Subject to the Corporations Act and the terms of issue of shares of that class, the rights attached to shares in a class of shares may only be varied or cancelled by either:

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

General Meetings of Shareholders

General meetings of shareholders may be called by our board of directors. Except as permitted under the Corporations Act, shareholders may not convene a meeting. The Corporations Act requires the directors to call and arrange to hold a general meeting on the request of shareholders with at least 5% of the votes that may be cast at a general meeting. Notice of the proposed meeting of our shareholders is required at least 21 days prior to such meeting under the Corporations Act.

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

However, in general terms, any such review or approval under the Foreign Takeovers Act will only be required if the foreign acquirer is a U.S. entity or an entity from certain other countries and the value of the total assets of the Australian company or the value of the total issued securities of the Australian company is more than A$1,427 billion, unless that company operates in certain sensitive industries. Exemptions do not generally apply to investments (regardless of the monetary value) by foreign persons if the Australian company is a national security business or investments in any such company by foreign governments and their associated entities.

The Australian Federal Treasurer may prevent a proposed acquisition in the above categories or impose conditions on such acquisition if the Treasurer is satisfied that the acquisition would be contrary to Australia’s national interest or national security. If a foreign person acquires shares, assets or an interest in shares or assets in an Australian company in contravention of the Foreign Takeovers Act, the Australian Federal Treasurer may make a range of orders including an order the divestiture of such person’s shares or interest in shares in that Australian company. Further, breaches of the Foreign Takeovers Act may result in significant fines or court ordered civil and criminal penalties, including imprisonment and substantial monetary penalties.

Ownership Threshold

There are no specific provisions in our Constitution that require a shareholder to disclose ownership above a certain threshold. As we are also a U.S. public company, our shareholders are subject to disclosure requirements under U.S. securities laws.

Issues of Shares and Change in Capital

Subject to our Constitution, the Corporations Act and any other applicable law, we may at any time issue shares and give any person a call or option over any shares on any terms, with preferential, deferred or special rights, privileges or conditions or with any restrictions and for the consideration and other terms that the directors determine.

Subject to the requirements of our Constitution, the Corporations Act and any other applicable law, including relevant shareholder approvals, we may consolidate or divide our share capital into a larger or smaller number by resolution, reduce our share capital in any manner (provided that the reduction is fair and reasonable to our shareholders as a whole, does not materially prejudice our ability to pay creditors and obtains the necessary shareholder approval) or buy back our ordinary shares whether under an equal access buy-back or on a selective basis.

Change of Control

Takeovers of Australian public companies, such as Kazia, are regulated by the Corporations Act, which prohibits the acquisition of a “relevant interest” in issued voting shares in a listed company if the acquisition will lead to that person’s or someone else’s “voting power” (being the person’s relevant interests plus those of its associates) in Kazia’s issued shares increasing from 20% or below to more than 20% or increasing from a starting point that is above 20% and below 90% (“Takeovers Prohibition”), subject to a range of exceptions.

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

•

an acquisition that arises through the acquisition of a relevant interest in another listed company which is listed on a prescribed financial market or a foreign market approved by the Australian Securities and Investments Commission (“ASIC”); or

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

Access to and Inspection of Documents

Inspection of our records is governed by the Corporations Act. Any member of the public has the right to inspect or obtain copies of our registers on the payment of a prescribed fee. Shareholders are not required to pay a fee for inspection of our registers or minute books of the meetings of shareholders. Other corporate records, including minutes of directors’ meetings, financial records and other documents, are not open for inspection by shareholders or any member of the public. However, where a shareholder is acting in good faith and an inspection is deemed to be made for a proper purpose, a shareholder may apply to the court to make an order for inspection of our books.

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

Acquisition of Glioblast Pty Ltd–Share Sale Agreement with Kilinwata Investments Pty. Ltd., Mi Ok Chong and Paul Hopper

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

Kazia announced on 1 August 2022 that the company had been advised by GCAR that the first stage of the paxalisib arm had completed recruitment. The treatment arm did not meet pre-defined criteria for continuing to a second stage, and patients enrolled in the first stage of the paxalisib arm will therefore continue on treatment as per protocol, and in follow-up, until completion of the final analysis, which we anticipate receiving in 2H CY2023. Depending on the results of the study, Kazia may use such data to support submission of a new drug application for marketing authorization to the FDA.

License Agreement with Vivesto AB (formerly Oasmia Pharmaceutical AB)

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

License Agreement with Sovargen Co. Ltd

On 21 March 2024, the Company announced that it has entered into an exclusive licensing agreement with Sovargen Co., Ltd, a biotechnology company specializing in central nervous system (CNS) diseases, to develop, manufacture and commercialize paxalisib as a potential treatment of intractable epilepsy in focal cortical dysplasia type 2 (FCD T2) and tuberous sclerosis complex (TSC) disease. Under the agreement, Kazia received an upfront payment of US$1.5 million, potential milestone payments of up to US$19 million upon the achievement of development and regulatory milestones, and a percentage of sub-licensing revenues and royalties on net sales of products incorporating paxalisib. The licensing agreement includes all countries worldwide, excluding mainland China, Hong Kong, Macao and Taiwan.

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

The circumstances in which review and approval by the Australian Federal Treasurer may be required under the Foreign Takeovers Act are summarized above under section B entitled “Foreign Ownership Regulation” in this Annual Report on Form 20-F.

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

For purposes of this description, a “U.S. holder” is a beneficial owner of ordinary shares or ADSs who holds such ordinary shares or ADSs as capital assets within the meaning of the Internal Revenue Code of 1986, as amended, and is, for U.S. federal income tax purposes: (i) an individual citizen or resident of the United States; (ii) a corporation created or organized in or under the laws of the United States or any state thereof, including the District of Columbia; (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust that either (a) is subject to the supervision of a court within the United States and has one or more U.S. persons with authority to control all substantial decisions or (b) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

If a partnership holds the ordinary shares or ADSs, the U.S. federal income tax treatment of a partner generally will depend on the status of the partner and the tax treatment of the partnership. A partner in a partnership holding the ordinary shares or ADSs should consult its tax advisor with regard to the U.S. federal income tax treatment of an investment in the ordinary shares or ADSs.

The discussion is based on the Internal Revenue Code of 1986, as amended, administrative pronouncements, judicial decisions, and final, temporary and proposed Treasury Regulations, all as of the date hereof, changes to any of which may affect the tax consequences described herein - possibly with retroactive effect. There can be no assurances that the Internal Revenue Service (the “IRS”) will not take a contrary or different position concerning the tax consequences of the ownership and disposition of our ordinary shares or ADSs or that such a position would not be sustained by a court. We have not obtained, nor do we intend to obtain, a ruling with respect to the U.S. federal income tax considerations relating to the purchase, ownership or disposition of our ordinary shares or ADSs. Holders should consult their tax advisers concerning the U.S. federal, state, local and non-U.S. tax consequences of owning and disposing of our ordinary shares or ADSs in their particular circumstances.

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

Dividends paid to a non-corporate U.S. holder on shares or ADSs will generally be taxable at the preferential rates applicable to long-term capital gains provided that (a) certain holding period requirements are satisfied, (b) (i) the U.S.-Australia income tax treaty (“the Treaty”) is a qualified treaty and we are eligible for benefits under the Treaty or (ii) our ordinary shares or ADSs are readily tradable on a U.S. securities market, and (c) we were not, in the taxable year prior to the year in which the dividend was paid, and are not, in the taxable year in which the dividend is paid, a PFIC. The Treaty has been approved for the purposes of the qualified dividend rules and the ADSs are listed on Nasdaq. If the Company is a PFIC, any dividends paid to a noncorporate U.S. holder will not qualify for the preferential tax rates ordinarily applicable to “qualified dividends.” In the case of a corporate U.S. holder, dividends on shares and ADSs are taxed as ordinary income and will not be eligible for the dividends received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations.

The amount of any cash distribution paid in any foreign currency will be equal to the U.S. dollar value of such currency, calculated by reference to the spot rate in effect on the date such distribution is received by the U.S. holder or, in the case of ADSs, by the Depository, regardless of whether and when the foreign currency is in fact converted into U.S. dollars. If the foreign currency is converted into U.S. dollars on the date received, the U.S. holder generally should not recognize foreign currency gain or loss on such conversion. If the foreign currency is not converted into U.S. dollars on the date received, the U.S. holder will have a basis in the foreign currency equal to its U.S. dollar value on the date received, and generally will recognize foreign currency gain or loss on a subsequent conversion or other disposal of such currency. Such foreign currency gain or loss generally will be treated as U.S. source ordinary income or loss for foreign tax credit limitation purposes.

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

Passive income does not include rents and royalties derived from the active conduct of a trade or business. If the stock of a non-U.S. corporation is publicly traded for the taxable year, the asset test is applied using the fair market value of the assets for purposes of measuring such corporation’s assets. If we own at least 25% (by value) of the stock of another corporation, we will be treated, for purposes of the PFIC tests, as owning our proportionate share of the other corporation’s assets and receiving our proportionate share of the other corporation’s income for purposes of the PFIC income and asset tests. If the stock of a non-U.S. corporation is publicly-

traded for the taxable year, the asset test is applied using the fair market value of the assets for purposes of measuring such corporation’s assets. If we were a PFIC in any year during a U.S. holder’s holding period for our ordinary shares or ADSs, we would ordinarily continue to be treated as a PFIC for each subsequent year during which the U.S. holder owned the ordinary shares or ADSs, regardless of whether we continue to meet the tests described above unless (a) we ceased to be a PFIC and (b) the U.S. holder has made a deemed sale election under the PFIC rules which may result in recognition of gain (but not loss), taxable under the PFIC rules described below, without the receipt of any corresponding cash. Based on the composition of our assets and income in the 2023 taxable year, we believe that we were a PFIC for U.S. federal income tax purposes with respect to our 2023 taxable year. However, the determination of PFIC status is a fact-intensive determination that must be made annually at the close of each taxable year applying principles and methodologies that in some circumstances are unclear and subject to varying interpretation. As a result, there can be no assurance that we will be treated as a PFIC for the 2023 taxable year, the 2024 taxable year, current taxable year or any future taxable year. Based on the composition of our assets and income in the 2024 taxable year, if we will not be treated as a PFIC in the 2023 taxable year, we believe that we were not a PFIC for U.S. federal income tax purposes with respect to our 2024 taxable year. However, as stated above, the determination of PFIC status is a fact-intensive determination that must be made annually at the close of each taxable year applying principles and methodologies that in some circumstances are unclear and subject to varying interpretation. As a result, even if we will not be a treated as a PFIC in the 2023 taxable year, there can be no assurance that we will not be treated as a PFIC in the 2024 taxable year, the current year or for any future taxable year. Changes in the nature of our income or assets or a decrease in the trading price of our ordinary shares or ADSs may impact the determination of our PFIC status.

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

Tax on Sales or other Dispositions of Shares-Capital Gains Tax

Non-Australian Shareholders may disregard the whole of the capital gain or capital loss made on a sale or other disposal of ordinary shares, unless they, together with any associates (as defined in Australian tax law), hold 10% or more of our issued capital at the time of disposal or throughout a 12 months period during the 24 months prior to disposal.

Non-Australian Shareholders who own a 10% or more interest in the company, either alone or together with their associates, should be subject to Australian capital gains tax if more than 50% of the company’s assets held directly or indirectly, determined by reference to market value of the assets at the time of sale, consists of Australian real property (which includes land and leasehold interests) or Australian mining, quarrying or prospecting rights. The Double Taxation Convention between the United States and Australia is unlikely to limit the amount of this taxable gain. Australian capital gains tax applies to net capital gains of foreign shareholders at the Australian tax rates for non-Australian residents, which start at a marginal rate of 32.5% for individuals & 25%-30% for companies, depending on the size of the company. Net capital gains of foreign shareholders are included in the taxpayer’s assessable income and subject to income tax at the taxpayer’s marginal tax rate. For the year ended 30 June 2025, the marginal tax rates for non-Australian residents, starts at 30% for individuals. The company tax rate is 30% which may be reduced to 25% for the year ended 30 June 2023 onwards for certain small businesses. Net capital gains are calculated by reducing the taxpayer’s capital gains for the income year by its capital losses, which may only be offset against capital gains. Net capital losses may be carried forward to offset against capital gains derived in future income years. Specific loss recoupment rules apply to companies and trusts. These rules may, among other things, limit the ability to offset or obtain capital losses in a current or future income year. Shareholders should obtain specialist tax advice as to how these rules apply.

The 50% capital gains tax discount is not available to Non-Australian Shareholders. Companies are not entitled to a capital gains tax discount.

Broadly, where there is a disposal of certain taxable Australian property, the purchaser will be required to withhold and remit to the Australian Taxation Office (“ATO”) 12.5% of the proceeds from the sale. A transaction is excluded from the withholding requirements in certain circumstances, including where the market value of the taxable Australian property is less than A$750,000, the transaction is an on-market transaction conducted on an approved stock exchange, the transaction is in a category of certain securities lending arrangements, or the transaction is conducted using an eligible broker operated crossing system. There is also an exception to the requirement to withhold where the entity selling the shares provides the purchaser a declaration covering a certain period specifying either that they are an Australian tax resident or that the shares are not taxable Australian property (specifically, not ‘indirect Australian real property interests’). The Non-Australian Shareholder may be entitled to receive a tax credit for the tax withheld by the purchaser which they may claim in their Australian income tax return. For completeness, the Treasury Laws Amendment (2024 Tax and Other Measures No. 1) Bill 2024, currently before the House of Representatives, proposes to increase the withholding rate from 12.5% to 15%, and remove the $750,000 threshold. These amendments are intended to apply to relevant CGT assets acquired on or after the later of either 1 January 2025 or the enactment of the bill. The progress of this bill should be monitored to confirm it is enacted in its current form.

Tax on Sales or other Dispositions of Shares-Shareholders Holding Shares on Revenue Account

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

Non-Australian Shareholders assessable under these ordinary income provisions should be subject to income tax in Australia starting at a marginal rate of 30% for individuals. The company tax rate is 30% which may be reduced to 25% for the year ended 30 June 2023 onwards for certain small businesses. Some relief from Australian income tax may be available to Non-Australian Shareholders under the Double Taxation Convention between the United States and Australia.

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

The comments above in “Tax on Sales or Other Dispositions of Shares-Capital Gains Tax” regarding a purchaser being required to withhold 12.5% (potentially increasing to 15% from 1 January 2025 – see above) tax on the acquisition of certain taxable Australian property equally applies where the disposal of the Australian real property asset by a foreign resident is likely to generate gains on revenue account, rather than a capital gain.

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

Interest rate risk

The Company’s exposure to market interest rates relates primarily to the investments of cash balances. The Company has cash reserves held in both Australian dollars and U.S. dollars, and places funds on deposit with financial institutions for periods generally not exceeding three months.

Credit risk

The Company places its deposits with high credit quality financial institutions, and, by policy, limits the amount of credit exposure to any single counterparty. The Company is averse to principal loss and ensures the safety and preservation of its invested funds by limiting default risk, market risk and reinvestment risk. The Company mitigates default risk by depositing funds with only the safest and highest credit quality financial institutions and by constantly positioning its portfolio to respond appropriately to a significant reduction in a credit rating of any financial institution.

The Company has no interest rate exposure due to rate changes for long-term debt obligations. The Company primarily enters into debt obligations to support general corporate purposes, including capital expenditures and working capital needs. The Company does not consider the effects of interest rate movements to be a material risk to its financial condition.

For additional disclosure regarding interest rate risk see Item 18. “Financial Statements - Note 25 - Financial Instruments”.

Foreign currency risk

The Company operates internationally and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the U.S. dollar. Foreign exchange risk arises from future transactions and recognized assets and liabilities denominated in a currency that is not the entity’s functional currency and net investments in foreign operations.

As of 30 June 2024, the Company did not hold derivative financial instruments in managing its foreign currency, however, the Company may from time to time enter into hedging arrangements where circumstances are deemed appropriate. The Company used natural hedging to reduce the foreign currency risk, which involved processing U.S. Dollar (“USD”) payments from cash held in USD. Foreign subsidiaries with a functional currency of Australian Dollar (“AUD”) have exposure to the local currency of these subsidiaries and any other currency these subsidiaries trade in.

For additional disclosure regarding market risk see Item 18. “Financial Statements - Note 25 - Financial Instruments”.

Item 12.	Description of Securities Other than Equity Securities

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

The depository for the Company’s American Depository Shares (“ADSs”) is the Bank of New York Mellon, located at 240 Greenwich Street, New York, NY 10286. The depository collects its fees for delivery and surrender of American Depository Shares directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depository collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depository may collect its annual fee for depository services by deductions from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depository may generally refuse to provide fee-attracting services until its fees for those services are paid. The depository may collect any of its fees by deduction from any cash distribution payable to you that are obligated to pay those fees.

From time to time, the depository may make payments to us to reimburse or share revenue from the fees collected from you, or waive fees and expenses for services provided, generally relating to costs and expenses arising out of establishment and maintenance of the ADS program. In performing its duties under the deposit agreement, the depository may use brokers, dealers or other service providers that are affiliates of the depository and that may earn or share fees or commissions.

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

See Exhibit 2.2 “Description of Securities” for additional information on the ADSs.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

This item is not applicable.

Item 14.	Material Modifications to the Rights of Security Holders and the Use of Proceeds

This item is not applicable.

Item 15.	Controls and Procedures

(a) Disclosure controls and procedures

We maintain “disclosure controls and procedures,” as this term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, that are designed to provide reasonable assurance that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the Securities and Exchange Commission’s (“SEC”) rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Vice President of Finance and Controller, as appropriate, to allow timely decisions regarding required disclosure. Our Chief Executive Officer, Vice President of Finance and Controller and Chief Financial Officer recognize that these controls, no matter how well designed and operated, cannot provide absolute assurance that the objectives of these controls will be met.

Our management, with the participation of our Chief Executive Officer, and Vice President of Finance and Controller , has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of 30 June 2024. Based upon that evaluation, our Chief Executive Officer, and Vice President of Finance and Controller concluded that the controls and procedures were effective as of 30 June 2024 to ensure that material information was accumulated and communicated to our management as appropriate to allow timely decisions regarding required disclosure.

(b) Management’s annual report on internal control over financial reporting

The management of Kazia Therapeutics Limited is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) under the Exchange Act. Under the supervision and with the participation of our management, including our Chief Executive Officer, and Vice President of Finance and Controller we conducted an evaluation of the effectiveness of our internal control over financial reporting as of 30 June 2024, based on the criteria set forth in Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO 2013). Based on that evaluation, management concluded that our internal control over financial reporting was effective as of 30 June 2024. Kazia Therapeutics Limited’s internal control over financial reporting was designed to provide reasonable assurance to the Company’s management and Board of Directors regarding the preparation and fair presentation of published financial statements. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Remediation of Previously Reported Material Weakness

During the year ended 30 June 2024, the Company completed its efforts to remediate the material weakness identified in 2023 in our controls over initial accounting of new significant transactions. Upon completion of those efforts, the Company concluded that the material weakness had been remediated as of 30 June 2024. As part of those remediation efforts, the Company implemented remediation actions during 2024 that included seeking external professional accounting advice about the initial accounting of new significant transactions.

(c) Attestation Report of the Registered Public Accounting Firm

Not applicable.

(d) Changes in Internal Control over Financial Reporting

Other than the changes intended to remediate material weakness noted above, no change in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) occurred during the year ended 30 June 2024 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

The Company has adopted a Code of Ethics and Business Conduct (the “Code”). The Code establishes a clear set of values that emphasize a culture encompassing strong corporate governance, sound business practices and good ethical conduct. The Code confirms the Company’s belief in treating all individuals with respect and recognizes that different skills and diversity are essential to enrich the Company’s perspective, improve corporate performance, increase shareholder value and maximize the achievement and goals of the Company. The Code applies to all Company employees, including management and Directors. The Code is available on the Company’s website www.kaziatherapeutics.com.

Item 16C.	Principal Accounting Fees and Services

BDO Audit Pty Ltd (“BDO”) has audited the Company’s annual financial statements acting as the independent registered public accounting firm for the fiscal year ended 30 June 2024.

The table below set forth the total fees for services performed by BDO in fiscal years 2024 and 2023 and summarizes these amounts by the category of service.

	2024 A$	2023 A$
Audit services - BDO Audit Pty Ltd
Audit or review of the financial statements	418,039	292,772
Other services BDO Audit Pty Ltd	—	—
Comfort letters	28,774	18,000
Consent letter - F-1	104,687	—
Consent letter - F-3	11,199	—

	562,699	310,772

Audit fees

The audit fees include the aggregate fees incurred in fiscal years 2024 and 2023 for professional services rendered in connection with the audit of the Company’s annual financial statements and for related services that are reasonably related to the performance of the audit or services that are normally provided by the auditor in connection with regulatory filings of engagements for those financial years (including review of the Company’s Annual Report on Form 20-F, consents and other services related to SEC matters).

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

Exemptions from Certain Corporate Governance Rules of the Nasdaq Stock Market, LLC

Exemptions from the corporate governance standards of the Nasdaq Stock Market, LLC (“Nasdaq”) are available to foreign private issuers such as Kazia when those standards are contrary to a law, rule or regulation of any public authority exercising jurisdiction over such issuer or contrary to generally accepted business practices in the issuer’s country of domicile. In connection with Kazia’s National Market Listing Application, Nasdaq granted Kazia exemptions from certain corporate governance standards that were contrary to the laws, rules, regulations or generally accepted business practices of Australia. These exemptions and the practices followed by Kazia are described below:

•

Kazia is exempt from Nasdaq’s requirement that each Nasdaq issuer shall require shareholder approval of a plan or arrangement in connection with the acquisition of the stock or assets of another company if “any director, officer or substantial shareholder of the issuer has a 5 percent or greater interest (or such persons collectively have a 10 percent or greater interest), directly or indirectly, in the company or assets to be acquired or in the consideration to be paid in the transaction or series of related transactions and the present or potential issuance of common stock, or securities convertible into or exercisable for common stock, could result in an increase in outstanding common shares or voting power of 5 percent or more”. The Corporations Act to which Kazia is also subject generally requires shareholder approval for a transaction with a director or director-controlled entity unless on arm’s length terms.

•

Nasdaq requirement under Rule 5620(c) that a quorum consist of holders of 33 1/3% of the outstanding ordinary shares. Our quorum is currently three shareholders. We believe this quorum requirement is generally appropriate and typical of generally accepted business practices in Australia.

•

Nasdaq requirements under Rules 5605(b)(1) and (2) relating to director independence, including the requirements that a majority of the board of directors must be comprised of independent directors and that independent directors must have regularly scheduled meetings at which only independent directors are present. The Corporations Act does not impose any mandatory requirements on director independence or the number of independent directors required for an Australian company. However, in performing their role, directors of Australian companies are subject to a range of duties and obligations under the Corporations Act, the common law and a company’s constitution, which indirectly regulate directors’ independence (including in respect of managing conflicts of interest). We believe that our Board composition is consistent with the requirements of the Corporations Act and that it is appropriate and typical of generally accepted business practices in Australia.

•

The requirement that our independent directors meet regularly in executive sessions under Nasdaq Listing Rules. The Corporations Act does not require the independent directors of an Australian company to have such executive sessions.

•

The Nasdaq requirements under Rules 5605(d) and 5605(e) that compensation of an issuer’s officers must be determined, or recommended to the Board for determination, either by a majority of the independent directors, or a compensation committee comprised solely of independent directors, and that director nominees must either be selected, or recommended for the Board’s selection, either by a majority of the independent directors, or a nominations committee comprised solely of independent directors. The reasonable remuneration of officers of a public company is an exception under the Corporations Act to the requirement to obtain shareholder approval for related party benefits. Accordingly, the Corporations Act does not generally impose mandatory requirements in respect of the remuneration of officers of Australian companies which are not listed on financial markets operating in Australia. However, the replaceable rules (which do not apply in relation to Kazia) provide that directors are to be paid the remuneration that a company determines by resolution. This is largely reflective of accepted business practices in Australia and largely aligns with our Constitution, which provides that:

•

Kazia in general meeting may from time to time determine the maximum aggregate remuneration to be provided to or for the benefit of its non-executive directors for services rendered as non-executive directors (“Remuneration”) and until a different amount is determined, the amount of Remuneration is $560,000 per annum; and

•

the directors may divide the Remuneration among themselves in any proportions and in any manner as they may from time to time determine. If the directors do not or are unable to make a determination as to the apportionment of the Remuneration, it must be divided among them equally.

Despite its delisting from the ASX, for good corporate governance, Kazia has, and expects to continue to have, a Remuneration and Nomination Committee consisting of three non-executive directors.

•

The requirement prescribed by Nasdaq Listing Rules that issuers obtain shareholder approval prior to the issuance of securities in connection with certain acquisitions, private placements of securities, or the establishment or amendment of certain share option, purchase or other compensation plans. Applicable Australian law differs from Nasdaq requirements, with the Corporations Act not explicitly requiring shareholder approval for these types of matters, unless certain other triggers are met for example where the issuance is made to a related party (and no exceptions apply)). However, under Australian law, the constituent documents of a company may list other circumstances in which shareholder approval is required, and this can extend to circumstances concerning the issuance of securities in connection with certain acquisitions, private placements of securities, or the establishment or amendment of certain share option, purchase or other compensation plans. Our Constitution does not contain such restrictions.

Item 16H.	Mine Safety Disclosure

This item is not applicable.

Item 16I.	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not Applicable.

Item 16J.	Insider trading policies

The Company has adopted a Securities Trading Policy that governs the purchase, sale, and other dispositions of the the Company’s securities by directors, senior management, and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to the registrant. A copy of the Company’s Securities Trading Policy is filed as Exhibit 11.1 hereto.

Item 16K.	Cybersecurity

Cybersecurity Risk Management and Strategy

We operate in the biotechnology sector, which is subject to various cybersecurity risks that could adversely affect our business, financial condition, and results of operations, including intellectual property theft; fraud; extortion; harm to employees; violation of privacy laws and other litigation and legal risk; and reputational risk. We recognize the importance of developing, implementing, and maintaining cybersecurity measures to safeguard our information systems and protect the confidentiality, integrity, and availability of our data. We have adopted and maintain a cybersecurity risk management program, in accordance with our risk profile and business, that is informed by industry standards.

We implement various cybersecurity tools and technologies, including multi-factor authentication, and the establishment of an incident response plan, to help protect our systems from cybersecurity threats. We also engage a third-party service provider to help us assess and identify cybersecurity risks to our information systems. Further, with help from our third party consultant, we will be conducting a cybersecurity risk assessment and then adapt recommendations from this assessment into our cyber risk strategy.

To date, we have not identified any cybersecurity incidents which have materially affected, or are reasonably likely to materially affect, our business strategy, results of operations or financial condition. However, like other companies in our industry, we and our third-party vendors may from time to time experience threats and other security events that could affect our information or systems. For more information, please see the section entitled “Risk Factors” in this Annual Report on Form 20-F.

Governance

Our Chief Executive Officer (“CEO”) and Vice President of Finance and Controller (“VP of Finance”) are principally responsible for overseeing the day-to-day management of the Company’s cybersecurity risk management program. The individual currently serving as the VP of Finance maintains approximately 20 years of experience in advising on risk management, including on the management of risks relating to cybersecurity. The VP of Finance will receive additional technical support in managing cybersecurity risk from our third-party consultant.

The Company’s Audit Committee, which reports directly to the board of directors, in conjunction with management, oversees the assessment of the Company’s risk management program including the prevention and mitigation of cybersecurity risk. The Company’s Audit Committee receives updates from the CEO with respect to risk management, including the management of risks from cybersecurity threats.

PART III

Item 17.	Financial Statements

Refer to “Item 18 – Financial Statements” below.

Item 18.	Financial Statements

The consolidated financial statements filed as part of this Annual Report commencing on page F-1.

Item 19.	Exhibits

(a) Exhibits

1.1	Constitution of Kazia Therapeutics Limited, as amended and restated on November 16, 2022 (incorporated by reference to Exhibit 3.1 to the Company’s Registration Statement on Form F-1 filed with the SEC on January 31, 2024).

2.1	Amended and Restated Deposit Agreement, dated as of June 13, 2016 among Novogen Limited, The Bank of New York, as Depositary, and owners and holders from time to time of ADSs issued thereunder (incorporated by reference to Exhibit 2.1 to the Company’s Annual Report on Form 20-F filed with the SEC on October 27, 2016 (File No. 0-29962)).

2.2*	Description of Securities

2.3	Form of Warrant to purchase Ordinary Shares represented by American Depositary Shares (incorporated by reference to Exhibit 4.2 to the Form 6-K filed by the Company with the SEC on December 6, 2023).

2.4	Form of Placement Agent Warrant to purchase Ordinary Shares represented by American Depositary Shares (incorporated by reference to Exhibit 4.3 to the Form 6-K filed by the Company with the SEC on December 6, 2023).

2.5	Form of Warrant to repurchase Ordinary Shares represented by American Depositary Shares (incorporated by reference to Exhibit 4.1 to the Form 6-K filed by the Company with the SEC on April 19, 2024)

4.1	Lease Agreement, dated November 1, 2015 between Coal Services Pty Limited and Novogen (incorporated by reference to Exhibit 4.1 to the Company’s Annual Report on Form 20-F filed with the SEC on October 27, 2016 (File No. 0-29962)).

4.2	Convertible Note Deed Poll with Triaxial Pty Ltd Noteholders dated December 6, 2012 (incorporated by reference to Exhibit 4.6 to the Company’s Annual Report on Form 20-F filed with the SEC on October 27, 2016 (File No. 0-29962)).

4.3	Amendment to Convertible Note Deed Poll with Triaxial Pty Ltd Noteholders dated December 4, 2014 (incorporated by reference to Exhibit 4.7 to the Company’s Annual Report on Form 20-F filed with the SEC on October 27, 2016 (File No. 0-29962)).

4.4	Kazia Therapeutics Officers’ and Employees’ Share Option Plan (incorporated by reference to Exhibit 4.10 to the Company’s Annual Report on Form 20-F filed with the SEC on October 27, 2016 (File No.0-29962)).

4.5	Share Sale Agreement dated October 31, 2016 between Kilinwata Investments Pty. Ltd., Mi Ok Chong, Paul Hopper and Novogen Limited (Incorporated by reference to Exhibit 4.11 to the Company’s Annual Report on Form 20-F filed with the SEC on October 25, 2017 (File No. 0-29962)).

4.6	Exclusive License Agreement dated October 25, 2016 between Genentech, Inc. and Novogen Limited (incorporated by reference to Exhibit 4.12 to the Company’s Annual Report on Form 20-F filed with the SEC on October 25, 2017 (File No. 0-29962)).

4.7	Sabio Solutions Pty Limited Letter of Appointment – Company Secretary, dated as of September 1, 2016 (incorporated by reference to Exhibit 4.17 to the Company’s Annual Report on Form 20-F filed with the SEC on October 25, 2017 (File No. 0-29962)).

4.8	Sabio Solutions Pty Limited Contract Extension Letter, dated as of March 1, 2017 (incorporated by reference to Exhibit 4.18 to the Company’s Annual Report on Form 20-F filed with the SEC on October 25, 2017 (File No. 0-29962)).

4.9	Sabio Solutions Pty Limited Contract Extension Letter, dated as of August 23, 2017 (incorporated by reference to Exhibit 4.19 to the Company’s Annual Report on Form 20-F filed with the SEC on October 25, 2017 (File No. 0-29962)).

4.1	Investigator Initiated Clinical Trial Agreement between Kazia Therapeutics Limited and Dana-Farber/Partners Cancer Care Inc dated 17 October 2018 (incorporated by reference to Exhibit 4.12 to the Company’s Annual Report on Form 20-F filed with the SEC on October 21, 2019).

4.11	Research Funding and Supply Agreement between Alliance for Clinical Trials in Oncology Foundation and Kazia Therapeutics Limited, dated 11 June 2019 (incorporated by reference to Exhibit 4.13 to the Company’s Annual Report on Form 20-F filed with the SEC on October 21, 2019).

4.12	Master Clinical Trial Agreement between St Jude Children’s Hospital Inc. and Kazia Laboratories Pty Limited dated 17 November 2017 and associated work order date 7 June 2019 (incorporated by reference to Exhibit 4.14 to the Company’s Annual Report on Form 20-F filed with the SEC on October 21, 2019).

4.13	Memorial Sloan Kettering Cancer Center Investigator-Initiated Clinical Trial Agreement with Kazia Therapeutics Limited dated as 22 July 2019 (incorporated by reference to Exhibit 4.15 to the Company’s Annual Report on Form 20-F filed with the SEC on October 22, 2020).

4.14	Investigator Initiated Clinical Trial Agreement with Kazia Therapeutics Limited Agreement dated as 18 September 2020 (incorporated by reference to Exhibit 4.16 to the Company’s Annual Report on Form 20-F filed with the SEC on October 22, 2020).

4.15	Global Coalition for Adaptive Research, (“GCAR”) Clinical trial collaboration and supply agreement dated as 15 October 2020 (incorporated by reference to Exhibit 4.17 to the Company’s Annual Report on Form 20-F filed with the SEC on October 22, 2020).

4.16	Development and Commercialisation Licence Agreement between Kazia Therapeutics Limited and Oasmia Pharmaceutical AB, dated March 1, 2021. (incorporated by reference to Exhibit 4.18 to the Company’s Annual Report on Form 20-F filed with the SEC on October 7, 2021).

4.17	License Agreement between Kazia Therapeutics Limited and Simcere Pharmaceutical Co., Ltd., dated March 29, 2021 (incorporated by reference to Exhibit 4.19 to the Company’s Annual Report on Form 20-F filed with the SEC on October 7, 2021).

4.18	License Agreement between Kazia Therapeutics Limited and Evotec (France) SAS, dated April 19, 2021.

4.19	Employment agreement between Kazia Therapeutics Inc. and John Friend dated September 20, 2021.

4.20	Addendum to employment agreement between Kazia Therapeutics Inc. and John Friend dated June 7, 2023.

4.21*	Employment agreement between Kazia Therapeutics Inc. and Jeffrey Bonacorda dated April 25, 2024.

8.1	Company Subsidiaries (incorporated by reference to Exhibit 8.1 to the Company’s Annual Report on Form 20-F filed with the SEC on October 24, 2018 (File No. 0-299621)).

11.1*	Securities Trading Policy

12.1*	Certification of Principal Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended.

12.2*	Certification of Principal Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended.

13.1*	Certification of Principal Executive Officer and the Principal Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of Independent Registered Public Accounting Firm.

15.2*	Consent of Independent Registered Public Accounting Firm.

97.1*	Compensation Recovery Policy

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed herewith.
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

Date: 15 November 2024

F-
1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Shareholders and Board of Directors
Kazia Therapeutics Limited
Sydney, Australia, New South Wales
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated statements of financial position of Kazia Therapeutics Limited (the ‘Company’) as of June 30, 2024 and 2023, the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows for each of the years then ended, and the related notes (collectively referred to as the ‘consolidated financial statements’). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2024 and 2023, and the results of its operations and its cash flows for the years then ended in conformity with International Financial Reporting Standards, as issued by the International Accounting Standards Board.
Substantial doubt about the Company’s ability to continue as a Going Concern
The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 2 to the consolidated financial statements, the Company has suffered recurring losses from operations and negative cash flows from operations. These conditions, along with other matters set forth in Note 2, raise substantial doubt about the Company’s ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.
Emphasis of matter - Restatement of comparatives
As discussed in Note 4 and Note 5 to the consolidated financial statements, the 2022 consolidated financial statements have been restated to correct an error and reclassification, respectively.
We also audited the adjustments described in Note 4 to restate and Note 5 to reclassify the 2022 consolidated financial statements to correct an error and reclassification. In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to audit, review, or apply any procedures to the 2022 consolidated financial statements of the Company other than with respect to the adjustments as described in Note 4 and Note 5 and, accordingly, we do not express an opinion or any other form of assurance on the 2022 consolidated financial statements taken as a whole.
Basis for opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (‘PCAOB’) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
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

F
-2

Valuation of contingent consideration
As described in Note 3 and 19 to the consolidated financial statements, the Company has a A$7 million contingent consideration liability recorded as of June 30, 2024 representing the fair value of additional amounts that management believes are likely to be paid to third parties. The determination of the recorded amount of the contingent consideration liabilities requires the Company to make significant estimates and assumptions.
We identified the measurement of the contingent consideration liability as a critical audit matter. The measurement of the contingent consideration liability requires management to determine significant assumptions including estimated probability of achieving milestones, timing of milestones and discount rates. Auditing the Company’s valuation of the contingent consideration liability involved especially challenging and subjective auditor judgment due to the nature and extent of audit effort required to address these matters, including the extent of specialized skill or knowledge needed.
The primary procedures we performed to address this critical audit matter included:

•
Assessing the reasonableness of timing and probability of milestone assumptions against: (i) publicly available information, (ii) published clinical trial updates and results, and (iii) review of a sample of contracts.

•
Utilizing professionals with specialized skills and knowledge in valuation to assist in assessing the reasonableness of the discount rates applied by management in determining the contingent consideration.

Valuation and classification of prefunded and ordinary warrants
As described in Note 21 to the consolidated financial statements, the Company has a A$6.5 million financial liability recorded as of June 30, 2024 representing the fair value of the prefunded and ordinary warrants. The valuation and classification of the recorded amount of the prefunded warrants and ordinary warrants requires the Company to make significant estimates and assumptions.
We identified the valuation and classification of the prefunded and ordinary warrants as a critical audit matter. The valuation of the prefunded and ordinary warrants requires management to determine significant assumptions including estimated capital to be raised, exercise date, estimated stock price and risk free rate. The classification of the prefunded and ordinary warrants requires management’s judgment in evaluating contractual terms and applying relevant accounting guidance. Auditing the Company’s valuation involved especially challenging and subjective auditor judgment due to the nature and extent of audit effort required to address these matters, including the extent of specialized skill or knowledge needed.

F
-3

The primary procedures we performed to address this critical audit matter included:

•	Assessing the reasonableness of assumptions used in the managements’ expert valuation report against industry data, a sample of contracts and other relevant evidence.

•	Assessing the appropriateness of the classification by reviewing a sample of contracts against relevant accounting guidance.

•	Utilizing professionals with specialized skills and knowledge in valuation to assist in assessing the reasonableness of the valuation methodology applied.
/s/ BDO Audit Pty Ltd
We have served as the Company’s auditor since 2023.
Sydney, Australia
November 15, 2024

F-
4

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Board of Directors and Shareholders
Kazia Therapeuticals Limited
Opinion on the financial statements
We have audited, before the effects of the restatement, due to the correction of an error, as described in Note
4
, and the reclassification, as described in Note 5, the consolidated statement of financial position of Kazia Therapeutics Limited and subsidiaries (the “Company”) as of 30 June 2022, the related consolidated statements of profit or loss and other comprehensive income, changes in shareholders’ equity, and cash flows for the year then ended, and the related notes (collectively referred to as the “financial statements”) (the 2022 financial statements before the effects of the restatement discussed in Note 4 are not presented herein).
In our opinion, the financial statements, which are before the effects of the restatement due to the correction of an error described in Note 4, and the reclassification, as described in Note 5, present fairly, in all material respects, the financial position of the Company as of June 30, 2022, and the results of its operations and its cash flows for the year then ended (the 2022 consolidated financial statements before the effects of the restatement discussed in Note 4 are not presented herein), in conformity with International Financial Reporting Standards, as issued by the International Accounting Standards Board.
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
Going Concern
The 2022 financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note
2
to the 2022 financial statements, the Company has suffered recurring losses from operations and negative cash flow from operations. These conditions, along with other matters as set forth in Note
2
, raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note
2
. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.
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
Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provide a reasonable basis for our opinion.

/s/ Grant Thornton Audit Pty Ltd
GRANT THORNTON AUDIT PTY LTD
We served as the Company’s auditor from 2012 to 2022.
Sydney, Australia
October 14, 2022

F-5

Consolidated statements of profit or loss and other comprehensive income
For the year ended 30 June 2024

	Note	2024 A$’000	2023 A$’000	2022 restated A$’000

Revenue from continuing operations

Licensing revenue	6	2,308	—	—

Other income	8	173	1	25

Finance income		12	22	2

Expenses

Research and development expense	9	(17,380)	(15,564)	(20,169)

General and administrative expense	9	(13,563)	(8,583)	(5,113)

Gain/(loss) on remeasurement of other financial liabilities	21	1,257	—	—

Gain/(loss) on remeasurement of promissory note		25	—	—

Gain/(loss) on remeasurement of contingent consideration	19	119	3,388	—

Commercialisation		—	—	(127)

Loss before income tax benefit		(27,049)	(20,736)	(25,382)

Income tax benefit	10	271	271	368

Loss after income tax benefit		(26,778)	(20,465)	(25,014)

Other comprehensive loss

Items that may be reclassified subsequently to profit or loss
Net exchange difference on translation of financial statements of foreign controlled entities, net of tax		(8)	110	35

Other comprehensive loss, net of tax		(8)	110	35

Total comprehensive loss		(26,786)	(20,355)	(24,979)

	Note	2024 A$ Cents	2023 A$ Cents	2022 restated A$ Cents

Earnings per share for loss attributable to the owners of Kazia Therapeutics Limited
Basic and diluted earnings per share	33	(10.16)	(11.23)	(18.88)
Refer to note 4 for detailed information on restatement of comparatives.
Refer to note 5 for detailed information on reclassification of comparatives.
The above consolidated statements of profit or loss or other comprehensive income should be read with the accompanying notes

F-
6

Consolidated statements of financial position
As of 30 June 2024 and 2023

	Note	2024 A$’000	2023 A$’000

Assets:

Current assets:
Cash and cash equivalents	11	1,657	5,241
Trade and other receivables	12	3,897	3,899
Other assets	14	591	1,632

Total current assets		6,145	10,772

Non-current assets:
Other receivables	13	40	43
Intangibles	15	15,400	17,269

Total non-current assets		15,440	17,312

Total assets		21,585	28,084

Liabilities:

Current liabilities
Trade and other payables	16	15,067	4,329
Other financial liabilities	21	6,478	—
Borrowings	17	634	1,796
Employee benefits	18	365	690
Contingent consideration	19	3,253	750

Total current liabilities		25,797	7,565

Non-Current liabilities
Deferred tax	20	2,018	2,289
Employee benefits	18	35	59
Contingent consideration	19	3,752	6,121

Total non-current liabilities		5,805	8,469

Total liabilities		31,602	16,034

Equity:
Contributed equity	2 2	101,638	97,452
Reserves	2 3	3,475	3,681
Accumulated losses		(115,130)	(89,083)

Total equity		(10,017)	12,050

Total liabilities and shareholders’ (deficit) / equity		21,585	28,084

Refer to note 4 for detailed information on restatement of comparatives.
Refer to note 5 for detailed information on reclassification of comparatives.
The above consolidated statements of financial position should be read with the accompanying notes

F-
7

Consolidated statements of changes in
equity
For
the
year
ended
30

June 2024

	Contributed equity A$’000	Other Contributed equity A$’000	Reserves A$’000	Accumulated Losses A$’000	Total equity A$’000

Balance at 1 July 2023	97,452	—	3,681	(89,083)	12,050
Loss after income tax benefit	—	—	—	(26,778)	(26,778)
Other comprehensive loss, net of tax	—	—	(8)	—	(8)

Total comprehensive loss for the year	—	—	(8)	(26,778)	(26,786)

Transactions with owners in their capacity as owners
Shares issued (note 22)	4,182	—	—	—	4,182
Share issue cost (note 22)	(376)	—	—	—	(376)
Share based payment (note 3 2 )	—	—	533	—	533
Expired options	—	—	(731)	731	—
Shares issued upon conversion of convertible note	380	—	—	—	380

Balance at 30 June 2024	101,638	—	3,475	(115,130)	(10,017)

	Contributed equity A$’000	Other Contributed equity A$’000	Reserves A$’000	Accumulated Losses A$’000	Total equity A$’000

Balance at 1 July 2022 (restated)	84,480	—	2,412	(68,617)	18,275
Loss after income tax benefit	—	—	—	(20,465)	(20,465)
Other comprehensive income, net of tax	—	—	110	—	110

Total comprehensive income (loss)	—	—	110	(20,465)	(20,355)

Transactions with owners in their capacity as owners
Shares issued (note 22)	13,373	—	—	—	13,373
Share issue cost (note 22)	(401)	—	—	—	(401)
Share based payment (note 3 2 )	—	—	1,159	—	1,159

Balance at 30 June 2023	97,452	—	3,681	(89,083)	12,050

	Contributed equity A$’000	Other Contributed equity A$’000	Reserves A$’000	Accumulated Losses A$’000	Total equity A$’000

Balance at 1 July 2021 (restated)	80,290	464	1,301	(44,202)	37,853
Loss after income tax benefit (restated)	—	—	—	(25,014)	(25,014)
Other comprehensive income, net of tax	—	—	35	—	35

Total comprehensive loss (restated)	—	—	35	(25,014)	(24,979)

Transactions with owners in their capacity as owners
Shares issued (note 22)	4,202	—	—	—	4,202
Share issue cost (note 22)	(493)	—	—	—	(493)
Immaterial reclassification	—	—	(434)	434	—
Share based payment (note 3 2 )	—	—	1,674	—	1,674
Issue of shares on exercise of options	17	—	(6)	6	17
Conversion of convertible note	464	(464)	—	—	—
Expired options	—	—	(159)	159	—

Balance at 30 June 2022 (restated)	84,480	—	2,412	(68,617)	18,275

Refer to note 4 for detailed information on restatement of comparatives.
The above consolidated statements of changes in equity should be read with the accompanying notes

F-
8

Consolidated statements of cash flows
For the year ended 30 June 2024

	Note	2024 A$‘000	2023 A$‘000	2022 restated A$‘000

CASH FLOWS FROM OPERATING ACTIVITIES:

Loss after income tax expense for the year		$(26,778)	$(20,465)	$(25,014)
Adjustments for:
Amortisation	9	1,869	1,869	1,869
Issuance of liability classified warrants for services	21	5,961	—	—
Share-based payments	3 2	533	1,159	1,675
Foreign currency (gain) / loss	9	(20)	46	(2,154)
Loss/(gain) on remeasurement of contingent consideration	19	134	(2,097)	—
Gain on remeasurement of promissory note		(25)	—	—
Gain on remeasurement of financial assets	21	(1,257)	—	—

		(19,583)	(19,488)	(23,624)
Change in operating assets and liabilities:
Increase/(decrease) in trade and other receivables		5	3,450	(7)
Increase/(decrease) in other assets		1,041	365	(277)
Increase/(decrease) in trade and other payables		10,738	569	(528)
(Decrease)/increase in other provisions		(349)	264	201
Decrease in deferred tax liability		(271)	(271)	(368)
(Decrease)/increase in borrowings		(1,162)	(45)	1,841

Net cash used in operating activities		(9,581)	(15,156)	(22,762)

CASH FLOWS FROM INVESTING ACTIVITIES:
Payment of milestone related to contingent consideration		—	—	(2,365)

Net cash used in investing activities		—	—	(2,365)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of shares, net of transaction costs	22	2,914	12,972	3,726
Proceeds from issuance of equity and pre-funded warrants	21	2,666	—	—
Proceeds from promissory note	17	776	—	—
Repayment of promissory note	17	(371)	—	—

Net cash provided by financing activities		5,985	12,972	3,726

Net (decrease)/increase in cash and cash equivalents		(3,596)	(2,184)	(21,401)
Cash and cash equivalents at the beginning of the financial year		5,241	7,361	27,587
Effects of exchange rate changes on cash		12	64	1,175

Cash and cash equivalents at the end of the financial year		$1,657	$5,241	$7,361

NON-CASH INVESTING AND FINANCING ACTIVITIES
Conversion of convertible promissory note	22	380	—	—

Exercise of pre-funded warrants	21	864	—	—

Refer to note 4 for detailed information on restatement of comparatives.
Refer to note 5 for detailed information on reclassification of comparatives.
The above consolidated statements of changes in equity should be read with the accompanying notes

F-
9

Notes to the consolidated financial statements
30 June 2024
Note 1. General information
The consolidated financial statements cover Kazia Therapeutics Limited (the “Consolidated Entity”, the “Company” or “Kazia”) as a consolidated entity which consists of Kazia Therapeutics Limited and its subsidiaries. The consolidated financial statements are presented in Australian dollars, which is Kazia Therapeutics Limited’s functional and reporting currency.
Kazia Therapeutics Limited is a listed public company limited by shares, incorporated and domiciled in Australia. Its registered office and principal place of business is:
Three International Towers
Level 24, 300 Barangaroo Avenue
Sydney NSW 2000
The consolidated financial statements were authorized for issue, in accordance with a resolution of Directors, on
15 November
2024. The Directors have the power to amend and reissue the consolidated financial statements.
Note 2. Material accounting policies
The material accounting policies adopted in the preparation of the consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.
New or amended Accounting Standards and Interpretations adopted
The Consolidated Entity has adopted all of the new, revised or amending Accounting Standards and Interpretations issued by the International Accounting Standards Board (‘IASB’) that are mandatory for the current reporting period.
The adoption of these standards has not had any material impact on the disclosures or amounts reported in these consolidated financial statements.
New Accounting Standards and Interpretations not yet mandatory or early adopted
In April 2024, IFRS 18, “Presentation and Disclosure in Financial Statements” was issued to achieve comparability of the financial performance of similar entities. The standard, which replaces IAS 1 “Presentation of Financial Statements”, impacts the presentation of primary financial statements and notes, including the statement of earnings where companies will be required to present separate categories of income and expense for operating, investing, and financing activities with prescribed subtotals for each new category. The standard will also require management-defined performance measure to be explained and included in a separate note within the consolidated financial statements. The standard is effective for annual reporting periods beginning on or after January 1, 2027, including interim financial statements, and require retroactive application. The Consolidated Entity is currently assessing the impact of the new standard.
The Consolidated Entity is currently analyzing the potential impact of the amendments to IFRS 9 “Financial Instruments”, IFRS 7 “Financial Instruments: Disclosures”, and small changes to various standards or interpretations as part of the annual improvements to IFRS project. The amendments are effective for reporting periods beginning on or after 1 January 2026.
There were no other new accounting standards and interpretations not yet adopted by the Consolidated Entity for the 30 June 2024 reporting period that are expected to materially impact the Consolidated Entity.
Going concern
The Consolidated Entity incurred a loss after income tax of A$26.8 million was in a net current liability position of A$19.7 million and had net cash outflows from operating activities of A$9.6 million as at and for the year ended 30 June 2024.
As at 30 June 2024 the Consolidated Entity had cash and cash equivalents of A$1.7 million
.

The consolidated financial statements have been prepared on a going concern basis, which contemplates continuity of normal activities and realization of assets and settlement of liabilities in the normal course of business. As is often the case with drug development companies, the Company has not generated significant revenues nor does the Company anticipate generating significant revenues in the near future. The ability of the Consolidated Entity to continue its development activities as a going concern is dependent upon it deriving sufficient cash from investors, from licensing and partnering activities, and from other sources of revenue such as grant funding.

F-1
0

Notes to the financial statements
30 June 2024
Note 2. Material accounting policies (continued)

The directors have considered the cash flow forecasts and the funding requirements of the business and continue to explore grant funding, licensing opportunities and equity investment opportunities in the Company.
The
at-the-market’
equity program (“ATM”) allows the Company to raise capital dynamically in the market, with no discount, no warrant coverage, and modest banking fees, allowing it to fund operations with minimal dilution to existing shareholders. An ATM with Oppenheimer & Co. Inc. (Oppenheimer) as sales agent was established in May 2022. Under the ATM, Kazia may offer and sell via Oppenheimer the remaining capacity of
US$22.6 million

of its ordinary shares, in the form of American Depository Shares (ADSs), with each ADS representing 100 ordinary shares. Kazia entered into an Equity Distribution Agreement, dated as of 22 April 2022 (the
“
Sales Agreement
”),
with Oppenheimer, acting as sales agent for an initial capacity of US$35 million. On 4 September 2024, the Equity Distribution Agreement was amended to increase the aggregate offering price to US$50 million. During the year ended 30 June 2024 US$1,656,016 was drawn down from the ATM facility compared to US$4,203,221 for the year ended 30 June 2023.
From July through September 2024, the Consolidated Entity raised total proceeds of US$3,609,757 using the ATM facility and continues to seek additional funding sources both in Australia and overseas. For the same period
,
the Consolidated Entity also raised total proceeds of A$816,373 through its equity line of credit facility.
Accordingly
,
the directors have prepared the
 consolidated

financial statements on a going concern basis. There is substantial doubt on whether the Consolidated Entity will continue as a going concern and therefore whether it will realize its assets and extinguish its liabilities in the normal course of business and at the amounts stated in these consolidated
financial statements.
Basis of preparation
These general purpose consolidated financial statements have been prepared in accordance with Australian Accounting Standards and Interpretations issued by the Australian Accounting Standards Board (‘AASB’) and the Corporations Act, as appropriate for for-profit
oriented entities. These consolidated financial statements also comply with International Financial Reporting Standards as issued by the International Accounting Standards Board (‘IASB’).
Critical accounting estimates
The preparation of the consolidated financial statements requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Consolidated Entity’s accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements, are disclosed in note 3.
Parent entity information
In accordance with the Corporations Act, these consolidated financial statements present the results of the Consolidated Entity only. Supplementary information about the parent entity is disclosed in note 29.
Principles of consolidation
The consolidated financial statements incorporate the assets and liabilities of all subsidiaries of Kazia Therapeutics Limited. Kazia Therapeutics Limited and its subsidiaries together are referred to in these consolidated financial statements as the ‘Consolidated Entity’.
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
from the date that control ceases.
Intercompany transactions, balances and unrealized gains on transactions between entities in the Consolidated Entity are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of the impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Consolidated Entity.
The acquisition of subsidiaries is accounted for using the acquisition method of accounting. A change in ownership interest, without the loss of control, is accounted for as an equity transaction, where the difference is between the consideration transferred and the book value.
Where the Consolidated Entity loses control over a subsidiary, it derecognize the assets including goodwill, liabilities and non-controlling
interest in the subsidiary together with any cumulative translation differences recognized in equity. The Consolidated Entity recognizes the fair value of the consideration received and the fair value of any investment retained together with any gain or loss in profit or loss.

F-1
1

Notes to the financial statements
30 June 2024
Note 2. Material accounting policies (continued)

Operating segments

Operating segments are presented using the ‘management approach’ where the information presented is on the same basis as the internal reports provided to the Chief Operating Decision Makers (‘CODM’). The CODM is responsible for the allocation of resources to operating segments and assessing their performance. The CODM is considered to be the Board of Directors.
Foreign currency translation
The consolidated financial statements are presented in Australian dollars.
Foreign currency transactions
Foreign currency transactions are translated into Australian dollars using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at reporting date exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in profit or loss.
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
Financial Instruments
Subsequent measurement of financial assets
For the purpose of subsequent measurement, financial assets are classified into the following categories upon initial recognition:

•	financial assets at amortized cost

•	financial assets at fair value through profit or loss (FVPL)
Classifications are determined by both:

•	the entity’s business model for managing the financial asset

•	the contractual cash flow characteristics of the financial assets
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
Classification and measurement of financial liabilities
The Consolidated Entity’s financial liabilities comprise trade and other payables. Financial liabilities, borrowings and contingent consideration for business combination and licensing agreement acquisitions are initially measured at fair value, and, where applicable, adjusted for transaction costs unless the Consolidated Entity designated a financial liability at fair value through profit or loss. Subsequently, financial liabilities are measured at amortised cost using the effective interest method, except for contingent consideration in a business combination and liability classified warrants, which are measured at fair value.

F-1
2

Notes to the financial statements
30 June 2024
Note 2. Material accounting policies (continued)

All interest-related charges and, if applicable, changes in an instrument’s fair value that are reported in profit or loss are included within finance costs or finance income.
Revenue from contracts with customers
Revenue is measured at the fair value of the consideration received or receivable. Revenue is recognized using a five step approach in accordance with IFRS 15, “Revenue from Contracts with Customers” to depict the transfer of promised services to customers in an amount that reflects the consideration to which the Group expects to be entitled in exchange for those services. Distinct promises within the contract are identified as performance obligations. The transaction price of the contract is measured based on the amount of consideration the Consolidated Entity expects to be entitled to from the customer in exchange for services. Factors such as requirements around variable consideration, significant financing components, noncash consideration, or amounts payable to customers also determine the transaction price. The transaction price is then allocated to separate performance obligations in the contract based on relative standalone selling prices. Revenue is recognized when, or as, performance obligations are satisfied, which is when control of the promised service is transferred to the customer. Amounts received prior to satisfying the revenue recognition criteria are recorded as deferred revenue. Amounts expected to be recognized as revenue within the 12 months following the balance sheet date are classified within current liabilities. Amounts not expected to be recognized as revenue within the 12 months following the balance sheet date are classified within non-current
liabilities.
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
Grant income
Grants from governments are recognized at their fair value when there is a reasonable assurance that the grant will be received and the Company will comply with all attached conditions. Government grants relating to operating costs are recognized in the Statements of Comprehensive Income as other income. A New South Wales Export Development Grant was received in the year ended 30 June 2022.
Other income
Other income is recognized when it is received or when the right to receive payment is established.
Income tax
Income tax expense or benefit for the period is the tax payable on that period’s taxable income based on the applicable income tax rate for each jurisdiction, adjusted by changes in deferred tax assets and liabilities attributable to temporary differences, unused tax losses and the adjustment recognized for prior periods, where applicable.

F-1
3

Notes to the financial statements
30 June 2024
Note 2. Material accounting policies (continued)

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
Kazia Therapeutics Limited and its wholly-owned Australian controlled entities have formed an income tax consolidated group under the tax consolidation regime. Kazia Therapeutics Limited as the parent entity discloses all of the deferred tax assets of the tax consolidated group in relation to tax losses carried forward (after elimination of inter-group transactions). The tax consolidated group has applied the ‘separate taxpayer in the group’ allocation approach in determining the appropriate amount of taxes to allocate to members of the tax consolidated group.
As the tax consolidation group continues to generate tax losses there has been no reason for the Company to enter a tax funding agreement with members of the tax consolidation group.
Uncertain tax positions
IFRIC 23 clarified the application of the recognition and measurement criteria of IAS 12, “Income Taxes,” where there is uncertainty over income tax treatments and requires an assessment of each uncertain tax position as to whether it is probable that a taxation authority will accept the position. Where it is not probable, the effect of the uncertainty is reflected in determining the relevant taxable profit or loss, tax bases, unused tax losses and unused tax credits or tax rates. The amount is determined as either the single most likely amount or the sum of the probability weighted amounts in a range of possible outcomes, whichever better predicts the resolution of the uncertainty. Management believes that historical tax losses are not expected to be available for offset against the deferred tax liability at 30 June 2024 and 2023.
Current and
non-current
classification
Assets and liabilities are presented in the statement of financial position based on current and non-current
classification.
An asset is current when: it is expected to be realized or intended to be sold or consumed in normal operating cycle; it is held primarily for the purpose of trading; it is expected to be realized within 12 months after the reporting period; or the asset is cash or cash equivalent unless restricted from being exchanged or used to settle a liability for at least 12 months after the reporting period. All other assets are classified as non-current.
A liability is current when: it is expected to be settled in normal operating cycle; it is held primarily for the purpose of trading; it is due to be settled within 12 months after the reporting period; or there is no unconditional right to defer the settlement of the liability for at least 12 months after the reporting period. All other liabilities are classified as non-current.
Deferred tax assets and liabilities are always classified as
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

F-1
4

Notes to the financial statements
30 June 2024
Note 2. Material accounting policies (continued)

Intangible assets
Separately acquired intangible assets are shown at historical cost. The cost of intangible assets acquired as part of a business combination is their fair value at the acquisition date. They have a finite useful life and are subsequently carried at cost less accumulated amortization and impairment losses. The method and useful lives of finite life intangible assets are reviewed annually. Changes in the expected pattern of consumption or useful life are accounted for prospectively by changing the amortization method or period. Amortization expense is included in research and development expenditure.
Licensing agreement for paxalisib
The paxalisib licensing agreement asset was acquired as part of a business combination and is being amortised on a straight-line basis over the period of its expected benefit, being the remaining life of the patent which was 15 years from the date of acquisition.
Licensing agreement for EVT801
The EVT801 licensing agreement asset was acquired via an asset acquisition and is being amortised on a straight-line basis over the period of its expected benefit, being the remaining life of the patent which was 12.5 years from the date of acquisition.
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
The value of the instruments is measured by reference to the fair value of the underlying instruments on grant date, as required by IFRS2, “Share-Based Payments.” Fair value is estimated using an appropriate option pricing model that takes into account the exercise price, the term of the option, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the option, together with non-vesting
conditions that do not determine whether the Consolidated Entity receives the services that entitle the employees to receive payment. No account is taken of any other vesting conditions.
F-1
5

Notes to the financial statements
30 June 2024
Note 2. Material accounting policies (continued)

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
The cumulative charge to profit or loss until settlement of the options is calculated as follows:

•	during the options vesting period, the liability at each reporting date is the fair value of the award at that date multiplied by the expired portion of the vesting period.

•	from the end of the option vesting period until settlement of the award, the liability is the full fair value of the option at the reporting date.
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
Incremental costs directly attributable to the issue of new shares or options, including share-based payments relating to the issue of shares, are shown in equity as a deduction, from the proceeds.
F-1
6

Notes to the financial statements
30 June 2024
Note 2. Material accounting policies (continued)

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
Note 3. Critical accounting judgements, estimates and assumptions
The preparation of the consolidated financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts in the consolidated financial statements. Management continually evaluates its judgements and estimates in relation to assets, liabilities, contingent liabilities, revenue and expenses. Management bases its judgements, estimates and assumptions on historical experience and on other various factors, including expectations of future events, management believes to be reasonable under the circumstances. The resulting accounting judgements and estimates will seldom equal the related actual results. The judgements, estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities (refer to the respective notes) within the next financial year are discussed as follows:
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
Share-based payment transactions
The Consolidated Entity measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. The fair value is estimated using an appropriate option pricing model taking into account the terms and conditions upon which the instruments were granted. The accounting estimates and assumptions relating to equity-settled share-based payments would have no impact on the carrying amounts of assets and liabilities within the next annual reporting period but may impact profit or loss and equity.

7

Notes to the financial statements
30 June 2024
Note 3. Critical accounting judgements, estimates and assumptions (continued)

Acquisition of intangible assets
During the 2017 financial year, the Consolidated Entity acquired the rights to develop and commercialize paxalisib, as part of a business combination from Genentech. Significant judgement was required in determining that the transaction was a business combination and in relation to the identification and valuation of assets and liabilities acquired. The Consolidated Entity has applied judgement in determining the accounting treatment for the acquisition of the License agreement for EVT801. The License agreement has been determined to be a standalone transaction, independent from any other agreements which have been or may be entered into with Evotec (France) SAS. Management has also made the decision to account for the cost of the asset conferred by the License agreement on the basis of the milestones that are probable of being payable, that is, those for which there is judged to be a probability of greater than 50% that the milestone will be triggered.
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
Impairment of licensing agreements and other indefinite life intangible assets
The Consolidated Entity assesses impairment of licensing agreements at each reporting date by evaluating conditions specific to the Consolidated Entity and to the particular asset that may lead to impairment. Judgement is used to determine whether any indicators of impairment exist, and reference is made to the considerations included in IAS 36, Impairment of Assets, in this assessment. If an impairment trigger is found to exist, the recoverable amount of the asset is determined.
Note 4. Restatement of comparatives
During the year ended 30 June 2023, management determined the calculation of the
EVT-801
intangible asset and the related contingent consideration to contain certain errors, specifically
, the calculation failed to appropriately discount future cash flows associated with the asset. The contractual payments in relation to the milestones gave rise to a financial liability at acquisition. The cost of the intangible asset should comprise the initial payment plus an amount reflecting the fair value of the other contingent payments determined using a probability-weighted estimation. These values should be discounted to reflect the time value of money at the time of acquisition in April 2021. In correcting this error, the Company utilized an Incremental Borrowing Rate of 6% to discount the future cash flows. The Incremental Borrowing Rate reflects the assumed credit rating of the Company.

The error resulted in a material overstatement of the
EVT-801
intangible asset and a corresponding overstatement of the liability at acquisition. The impact of this error is noted below with the restated balances disclosed in notes 15 and 19.

	30 June 2022 Reported	Increase/ (decrease)	30 June 2022 Restated
	A$’000	A$’000	A$’000

Consolidated statement of financial position

Intangibles - licensing agreement	27,266	(1,045)	26,221
Less Accumulated amortisation	(7,216)	134	(7,082)
	20,050	(911)	19,139
Current contingent consideration	(759)	—	(759)
Non-Current contingent consideration	(8,756)	547	(8,209)
	(9,515)	547	(8,968)
Accumulated losses	(68,253)	(364)	(68,617)
Total equity	18,638	(363)	18,275

F-
1
8

Notes to the financial statements
30 June 2024
Note 4. Restatement of comparatives (continued)

	30 June 2022	Increase/ (decrease)	30 June 2022 Restated

Consolidated statement of profit and loss

Research and development expense	(20,252)	83	(20,169)
General and administrative expense	(4,511)	(602)	(5,113)
Loss on revaluation of contingent consideration	(152)	152	—
Commercialisation expense	(127)	—	(127)
Loss before income tax benefit	(25,016)	(366)	(25,382)
Income tax benefit	368	—	368
Loss after income tax benefit	(24,648)	(366)	(25,014)
Impact on basic and diluted earnings per share increase/ (decrease) in earning per share

	Cents	Cents	Cents
Basic and diluted loss for the year attributable to equity holders	$(18.61)	$(0.27)	$(18.88)
Note 5. Reclassification of comparatives
During the preparation of the consolidated financial statements for the year ended 30 June 2023, a reclassification between borrowings and other assets was performed to better reflect the insurance funding premium utilized by the Company, a reclassification of non-current
annual leave employee benefit to current employee benefits and a reclassification between loss on remeasurement of contingent consideration and general and administrative expense to accurately reflect the impact of the unwinding of discounting contingent consideration for paxalisib.

	30 June 2022 Restated	Reclassification	30 June 2022 Reclassified

Other assets	156	1,841	1,997
Borrowings	—	(1,841)	(1,841)
Current employee benefits	166	203	369
Non-current employee benefits	319	(202)	117
Loss on remeasurement of contingent consideration	152	(152)	—
General and administrative expense	(4,961)	(152)	(5,113)
Note 6. Revenue

	2024 A$’000	2023 A$’000	2022 A$’000

Licensing revenue	2,301	—	—
Sale of paxalisib	7	—	—

	2,308	—	—

Disaggregation of revenue
The disaggregation of revenue from contracts with customers is as follows:

	2024 A$’000	2023 A$’000	2022 A$’000

Geographical regions

South Korea	2,308	—	—

	2,308	—	—
Timing of revenue recognition
Licensing revenue at a point in time	2,301	—	—

Sale of paxalisib at a point in time	7	—	—

F-
19

Notes to the financial statements
30 June 2024
Note 6. Revenue (continued)

License Agreement with Oasmia Pharmaceutical AB
In March 2021, the
C
ompany entered into an exclusive worldwide license agreement with Oasmia Pharmaceutical AB (“Osmia”), an innovation-focused specialty pharmaceutical company, for
Cantrixil (TRX-E-002 - 1), a clinical

stage drug candidate for the treatment of ovarian cancer. During fiscal
2021
, Oasmia made an upfront payment of US$
4
 million with contingent milestones of up to US$
42
 million and double-digit
royalties
on commercial sales.
License Agreement with Simcere Pharmaceutical Group Ltd.
In March 2021, the
C
ompany entered into a licensing agreement with Simcere Pharmaceutical Group LTD (“Simcere”) to develop and commercialize the
C
ompany’s investigational drug candidate,
paxalisib
, in Greater China. Under the terms of the agreement, Simcere assumed responsibility for the development, registration and commercialization of paxalisib in Greater China (a territory that includes Mainland China, Hong Kong, Macau and Taiwan). The
C
ompany received an upfront payment of US$11 million comprising US$7 million in cash and a US$4 million equity investment, priced at a 20% premium to recent trading. The
C
ompany will also receive contingent milestone payments of up to US$281 million for glioblastoma, with further milestones payable for indications beyond glioblastoma. Simcere will additionally pay mid-teen
percentage royalties on commercial sales.

License Agreement with Sovargen Co Ltd.
In March 2024, the Company entered into a licensing agreement with Sovargen Co Ltd. (“Sovargen”) to develop and commercialize the Company’s investigational drug candidate, paxalisib, for countries except mainland China, Hong Kong, Macao and Taiwan. Under the terms of the agreement, Sovargen assumed responsibility for the development, registration and commercialization of paxalisib in countries except for China, Hong Kong, Macao and Taiwan. The
C
ompany received an upfront payment of US$1.5 million. The
C
ompany will also receive contingent milestone payments of up to US$19 million upon achievement of development and regulatory milestones, and a percentage of sub-licensing
revenues and royalties on net sales of products incorporating paxalisib.
During fiscal year 2024, the
C
ompany recognised A$2.3 million of revenue from the license agreements described in the above paragraphs in accordance with the terms of the agreements and revenue recognition policy in accordance with note 2.

F-2
0

Notes to the financial statements
30 June 2024

Note 7. Operating segments
Identification of reportable operating segments

The Consolidated Entity’s operating segment is based on the internal reports that are reviewed and used by the Board of Directors (being the Chief Operating Decision Makers (‘CODM’) in assessing performance and in determining the allocation of resources.
The Consolidated Entity operates in the pharmaceutical research and development business. There are no operating segments for which discrete financial information exists.
The information reported to the CODM, on at least a quarterly basis, is the consolidated results as shown in the statement of profit or loss and other comprehensive income and statement of financial position.
Note 8. Other income

	2024 A$’000	2023 A$’000	2022 A$’000

Research and development rebate	173	—	—
Subsidies and grants	—	—	10
Bad debt recovery	—	—	15
Other sundry income	—	1	—

	173	1	25

F-2
1

Notes to the financial statements
30 June 2024
Note 9. Expenses

	2024 A$’000	2023 A$’000	2022 restated A$’000

Research and development
EVT-801 program costs	5,277	5,060	2,520
Cantrixil program costs	1	5	12
Paxalisib program costs	7,551	5,618	13,713
Scientific Advisory Board costs	—	31	—
Employee benefits expense - salaries & wages and staff benefits	2,161	2,250	1,665
- superannuation	36	29	25
- share based payments	485	702	365

Total research & development (excluding amortisation)	15,511	13,695	18,300

Amortisation
Paxalisib licensing agreement	1,084	1,084	1,084
Evotech licensing agreement	785	785	785

Total amortisation	1,869	1,869	1,869

Total research & development	17,380	15,564	20,169

Net foreign exchange loss
Net foreign exchange (gain) / loss	(20)	46	(2,154)

Rental expense relating to operating leases
Minimum lease payments	124	152	73

Superannuation expense
Defined contribution superannuation expense	88	131	138

Employee benefits expense G&A
- salaries & wages and staff benefits	486	1,467	1,674
- superannuation	52	102	129
- share based payments	48	457	1,310

Total employee benefits expense G&A	586	2,026	3,113

F-2
2

Notes to the financial statements
30 June 2024
Note 10. Income taxes

	2024	2023	2022 restated
	A$’000	A$’000	A$’000

Numerical reconciliation of income tax benefit and tax at the statutory rate
Loss before income tax benefit	(27,049)	(20,736)	(25,382)
Tax at the statutory tax rate of 25%	(6,762)	(5,184)	(6,345)
Tax effect amounts which are not deductible/(taxable) in calculating taxable income:
Research and d evelopment claim	—	—	—
Amortisation of intangibles	467	467	467
Employee option plan	133	289	419
Gain/loss on revaluation of contingent consideration	(22)	(847)	38

	(6,184)	(5,275)	(5,421)
Adjustment recognised for prior periods	—	—	16
Adjustment to deferred tax balances as a result of change in statutory tax rate	—	—	(113)
Tax losses and timing differences not recognised	5,913	5,004	5,150

Income tax benefit	(271)	(271)	(368)

	2024 A$’000	2023 A$’000	2022 restated A$’000

Tax losses not recognised
Unused tax losses for which no deferred tax asset has been recogni s ed-Australia	139,430	120,412	96,519
Potential tax benefit @ 25.0% - Australia	34,858	30,103	24,130
Unused tax losses for which no deferred tax asset has been recogni s ed US	7,836	4,305	2,380
Potential tax benefit @ 21%-US	1,646	904	500

Note 11. Current assets - cash and cash equivalents

	2024	2023
	A$’000	A$’000
Cash at bank and on hand	1,657	5,241

	1,657	5,241

F-2
3

Notes to the financial statements
30 June 2024
Note 12. Trade and other receivables

	2024	2023
	A$’000	A$’000

Current assets

Trade receivables	—	1
GBM Agile deposit	3,756	3,753
BAS receivables	133	104
Deposits held	8	41

	3,897	3,899

The GBM Agile deposit was advanced to GCAR at the start of the GBM Agile trial, and is refundable if not utilized against trial expenses. The amount will be allocated against expenditure towards the latter end of the trial. Completion of the final analysis is expected in second half of 2024.
The Business Activity Statement (“BAS”) receivable consist of GST that is recoverable and refundable from the tax authority.
Note 13. Trade and other receivables -
non-current

	2024	2023
	A$’000	A$’000

Non-current assets
Corporate credit card deposit	40	43

	40	43

Note 14. Other assets

	2024	2023
	A$’000	A$’000

Prepayments	591	1,632

Other assets is comprised of this contains the prepayment of invoices in relation to the annual insurance renewal program and an offsetting borrowing for the funding of this prepayment in included in Borrowings - See Note 17 Borrowings.
Note 15. Intangibles

	Consolidated
	2024 A$’000	2023 A$’000

Licensing agreement - Paxalisib	16,408	16,408
Less: Accumulated amortisation	(8,335)	(7,251)

	8,073	9,157

Licensing agreement - EVT-801	9,813	9,813
Less: Accumulated amortisation	(2,486)	(1,701)

	7,327	8,112

	15,400	17,269

F-2
4

Notes to the financial statements
30 June 2024
Note 15. Intangibles (continued)

Reconciliations
Reconciliations of the carrying values at the beginning and end of the current and previous financial year are set out below:

	EVT801 licensing agreement A$’000	Paxalisib licensing agreement A$’000	Total A$’000

Balance at 30 June 2022 restated	8,897	10,242	19,139
Amortisation expense	(785)	(1,085)	(1,870)

Balance at 30 June 2023	8,112	9,157	17,269
Amortisation expense	(785)	(1,084)	(1,869)

Balance at 30 June 2024	7,327	8,073	15,400

Note 16. Trade and other payables

	2024	2023
	A$’000	A$’000

Trade payables	4,548	857
Accrued payables	10,519	3,472

	15,067	4,329

Refer to Note 25 for further information on financial instruments.
Note 17. Borrowings
Current liabilities

	2024	2023
	A$’000	A$’000

Insurance premium funding	634	1,796

Borrowings related to the annual insurance renewal program. An offsetting prepayment of insurance invoices is included in Prepayments - See Note 14 Other Assets.
On 23 October 2023, the Company entered into a securities purchase agreement with an accredited investor, pursuant to which the Company issued a six month unsecured convertible promissory note (the “Note”) in the principal amount of A$
776,670
(US$
500,000
). The Note bears interest at a rate of
10
% per annum. The investor called upon
50
% of the Note and cash of US$253,014 was paid, which represented US$
250,000
 of principal and US$3,014 of interest (total payment of A$
371,802
). The investor exercised their option to receive the remaining 50% in ADSs on 20 December 2023, which resulted in 591,697 ADS to be issued. On 19 June 2024,
591,697
ADSs representing
5,916,970
ordinary shares were issued at a price of A$
0.0643
per ordinary share, which resulted in recognizing gain of A$25,174 through the fair value movement in liability between the exercise date and date the ADSs were issued.
F-2
5

Notes to the financial statements
30 June 2024
Note 18. Employee benefits

	2024 A$’000	2023 A$’000

Current Liabilities

Employee benefits	—	201
Annual leave	365	489

	365	690

Non-Current Liabilities
Long service leave	35	59

	400	749

Note 19. Contingent consideration

	2024 A$’000	2023 A$’000

Current Liabilities

Contingent consideration - Paxalisib	—	750
Contingent consideration - EVT801	3,253	—

	3,253	750

Non-current Liabilities
Contingent consideration - paxalisib	1,266	654
Contingent consideration - EVT801	2,486	5,467

	3,752	6,121

	7,005	6,871

Reconciliations
Reconciliation of the balance at the beginning and end of the reporting period is set out below:

	Consolidated
	2024	2023
	$	$

Contingent consideration at start of period (current and non-current)	6,871	8,968
Payment of EVT801 milestone	—	—
Interest accretion	339	594
Effect of exchange rates on contingent consideration	(86)	697
Gain on remeasurement of contingent consideration	(119)	(3,388)

	7,005	6,871

Contingent consideration - paxalisib
During the 2017 financial year, the Consolidated Entity acquired the rights to develop and commercialize paxalisib, as part of a business combination.

F-2
6

Notes to the financial statements
30 June 2024
Note 19. Contingent consideration (continued)

The acquisition contained four development contingent milestone payments, the first two milestone payment settlements being Kazia shares, and the third and fourth development milestone payment settlements either cash or Kazia shares at the discretion of Kazia. Milestones 1 and 4 have now been paid out, and Milestone 3 has lapsed. Milestone 2 comprises shares to the value of $1,250,000.
Each milestone payment is probability weighted for valuation purposes. Milestone 2 is contingent on the completion of a Phase II clinical trial of the molecule where such trial demonstrates a statistically significant improvement in progression-free survival or other approval endpoint indicated by the US Food and Drug Administration and was classified as a current liability as at 30 June 2023. Based on data received during June 2024, the Directors do not believe that this milestone payment will ultimately be due and payable and as such the probability weighting assigned in the current year has been reduced to nil (2023:60%).
Milestone 5 is a revenue based milestone contingent on net sales, which the Directors expect to ultimately be achieved and has an assigned probability of 100% (2023:57%). Milestone 5 is discounted to present value, using a discount rate of

9
%
(2023: 20%) per annum. The discount rate was considered at 30 June 2024 and revised to reflect an incremental borrowing rate at the date of acquisition revised to reflect recent market changes as the milestone payments are already probability weighted for valuation purposes.
Kazia is also required to pay royalties to Genentech in relation to net sales. These payments are related to future financial performance and are not considered as part of the consideration in relation to the Genentech agreement.
Contingent consideration - EVT801
The acquisition of EVT801 has been accounted for at cost, with milestones where the payment is considered probable being recognised
as a current or
non-current
liability at period end,
based on
the estimated payment date. The key assumptions applied on initial recognition are
reassessed in the
current periods
based on the revised timing of when milestone payments are expected to be paid. Milestone 3 is expected to be paid in 2H2024, milestones 4 & 5 are expected to be paid Q12025 and Q12027. Milestone 3 payment has a probability of 100% (2023: 100%), Milestone 4 payment has a probability of 80% (2023: 80%), and Milestone 5 payment has a probability of 63% (2023: 63%) of occurring. Milestones are discounted to present value, using a discount rate of 9% per annum (2023: 7% per annum). The discount rate utilised is
based on the incremental borrowing rate at the time of acquisition and
i
s updated to reflect recent market
changes
. Milestones where the payment is not considered probable at year end have not been accounted for as a liability. The total amount of milestone payments not recognised
at year end
totals
€300,500,000 (A$496,287,928) (2023: €300,500,000 (
A
$492,703,722)).
Note 20. Deferred tax

	2024	2023
	A$’000	A$’000

Non-current Liabilities
Deferred tax liability associated with Licensing Agreement	2,018	2,289

The Company completed an analysis of the availability of historical tax losses to offset the deferred tax liability concluding the historical tax losses are not expected to be available for offset against the deferred tax liability.
Note 21. Other financial liabilities

	Consolidated
	June 2024	June 2023
	A$’000	A$’000

Prefunded and ordinary warrants at initial recognition	$8,599	$—
Prefunded warrants exercised	(864)	—
Gain on remeasurement of financial liabilities	(1,257)	—

Prefunded and ordinary warrants at period end	6,478	—

On
3
0

November, 2023, the Consolidated Entity entered into the Securities Purchase Agreement with an institutional investor, pursuant to which we issued and sold (A) in a registered direct offering, 2,620,000 ADSs and pre-funded
warran
t
s to purchase up to 1,824,445 ADS, and (B) in a concurrent private placement, the Ordinary Warrants to purchase up to 4,444,445 ADSs, for nil consideration, which have an exercise price of US$0.583 per ADS, are exercisable immediately and will expire on 5 June, 2029.
The Ordinary Warrants were determined to be classified as a financial liability and a derivative under IAS 32 because they are denominated in a foreign currency, causing the value to vary with the USD/AUD exchange rate and the Consolidated Entity’s share price, requires a smaller net investment, and is settled at a future date. The initial fair value of the Ordinary Warrants was A$3,020,316. Additionally, as a part of the Securities Purchase Agreement, warrants were issued to the broker with an initial fair value of A$132,763.

Transaction costs of A$382,463 were incurred.
On
21

February
, 2024, the
pre-funded
warrants were exercised.
In connection with the Purchase Agreement with Alumni Capital described in Note 22, the Consolidated Entity issued warrants to purchase ADSs (“Warrant ADS”) that are accounted for at fair value through profit and loss.
The Warrant ADS were determined to be classified as a financial liability and a derivative under IAS 32 because they are denominated in a foreign currency, causing the value to vary with the USD/AUD exchange rate and the Consolidated Entity’s share price, requires a smaller net investment, and is settled at a future date.
The initial fair value of the warrants issued was A$5,445,887. Alumni Capital can purchase a number of Warrant ADSs from the Consolidated Entity, calculated as 5% of the total commitment amount minus any previous exercises, divided by the exercise price on the exercise date. The exercise price for each Warrant ADS is determined by dividing US$6,000,000 by the total number of ordinary shares on the exercise date, then multiplying by the current ADS to ordinary share ratio.

7

Notes to the financial statements
30 June 2024
Note 22. Equity - contributed equity

	2024	2023	2022	2024	2023	2022
	Shares	Shares	Shares	A$‘000	A$‘000	A$‘000

Ordinary shares - fully paid	332,850,784	228,029,114	138,755,376	101,638	97,452	84,480

Movements in ordinary share capital

Details	Date	Shares	Issue price	A$

Balance	1 July 2021	132,012,209		80,290,062
Issued on conversion of options	15 December 2021	25,000	$0.668	16,700
Conversion of Triaxial Convertible Note	5 May 2022	1,855,357	$0.25	464,000
ATM issue of shares No. 1	24 May 2022	10,000	$0.826	8,256
ATM issue of shares No. 2	2 June 2022	10,000	$0.802	8,025
ATM issue of shares No. 3	6 June 2022	88,710	$0.837	74,258
ATM issue of shares No. 4	9 June 2022	603,500	$0.84	507,035
ATM issue of shares No. 5	14 June 2022	75,940	$0.824	62,583
ATM issue of shares No. 6	15 June 2022	2,000	$0.83	1,661
ATM issue of shares No. 7	20 June 2022	4,072,660	$0.869	3,540,403
Less: share issue transaction costs		—	$—	(492,735)

Balance	30 June 2022	138,755,376		84,480,249

Balance	1 July 2022	138,755,376		84,480,249
ATM issue of shares No. 8	7 July 2022	573,370	$0.7102	407,201
ATM issue of shares No. 9	8 August 2022	8,561,490	$0.3316	2,839,346
ATM issue of shares No. 10	9 August 2022	10,000	$0.2723	2,723
ATM issue of shares No. 11	10 August 2022	158,020	$0.2465	38,949
ATM issue of shares No. 12	11 August 2022	330,960	$0.2413	79,868
ATM issue of shares No. 13	12 August 2022	1,247,440	$0.2469	308,050
ATM issue of shares No. 14	12 September 2022	651,030	$0.2211	143,964
ATM issue of shares No. 15	13 September 2022	28,350	$0.2187	6,200
Shares issued to Scientific Advisory Board	14 September 2022	60,000	$0.21	12,600
ATM issue of shares No. 16	7 October 2022	736,760	$0.1789	131,797
ATM issue of shares No. 17	28 October 2022	12,296,180	$0.1865	2,293,288
ATM issue of shares No. 18	11 January 2023	20,000	$0.138	2,761
Professional and sophisticated investors placement - 1st tranche	16 January 2023	25,387,018	$0.11	2,792,572
Professional and sophisticated investors placement - 2nd tranche	28 February 2023	15,522,075	$0.11	1,707,428
Share Placement Plan	3 March 2023	23,691,045	$0.11	2,606,000
Less: share issue transaction costs				(400,750)

Balance	30 June 2023	228,029,114		97,452,246

Balance	01 July 2023	228,029,114		97,452,246
ATM issue of shares No. 19	06 July 2023	8,148,140	$0.19	1,512,523
ATM issue of shares No. 20	07 July 2023	157,120	$0.16	25,877
ATM issue of shares No. 21	03 August 2023	15,000	$0.17	2,519

F-
2
8

Notes to the financial statements
30 June 2024
Note 22. Equity - contributed equity (continued)

ATM issue of shares No. 22	29 November 2023	1,066,070	$0.10	107,268
Registered Direct Offering	05 December 2023	26,200,000	$—	—
ATM issue of shares No. 23	13 February 2024	25,910	$0.0466	1,207
ATM issue of shares No. 24	14 February 2024	319,650	$0.0464	14,834
ATM issue of shares No. 25	15 February 2024	2,195,980	$0.0468	102,825
ATM issue of shares No. 26	16 February 2024	205,260	$0.0614	12,597
Armistice warrants	21 February 2024	18,244,450	$0.0450	892,655
ATM issue of shares No. 27	21 February 2024	8,626,580	$0.0595	513,584
ATM issue of shares No. 28	22 February 2024	316,540	$0.0461	14,584
ATM issue of shares No. 29	2 3 February 2024	304,860	$0.0464	14,147
ATM issue of shares No. 30	26 February 2024	250,000	$0.0460	11,502
ATM issue of shares No. 31	01 May 2024	2,112,560	$0.0478	100,961
ATM issue of shares No. 32	02 May 2024	375,410	$0.0457	17,147
ATM issue of shares No. 33	03 May 2024	288,900	$0.0469	13,544
ATM issue of shares No. 34	07 May 2024	790,100	$0.0456	36,024
ATM issue of shares No. 35	10 May 2024	20,000	$0.0455	910
ATM issue of shares No. 36	16 May 2024	242,170	$0.0450	10,891
Repayment of promissory note	19 June 2024	5,916,970	$0.0643	380,223
Equity line of credit	24 June 2024	29,000,000	$0.0268	776,264
Less: share issue transaction costs				(376,573)

Balance	30 June 2024	332,850,784		101,637,758

For
 the year ended 30 June 2024, Kazia issued 2,620,000 ADSs to an institutional investor (issued at US$0.45) under a securities purchase agreement (the “Securities Purchase Agreement”). As part of the Securities Purchase Agreement
,
the investor purchased 1,824,445
pre-funded
warrants (purchased for US$0.44 with an exercise price of US$0.01) and 4,444,445 free attaching warrants (with an exercise price of US$0.583). The gross proceeds received for this placement was US$1,981,756 (translated into A$3,020,315
) before transaction costs of A$382,463.
The warrants issued were determined to be a derivative financial liability and the accounting standards require that the proceeds received are first applied to the fair value of any derivative liability issued and that equity then represents the residual value in the transaction. The fair value of the warrants at issue date were determined to equal US$1,981,756 resulting in no residual equity value. Hence the equity reconciliation above shows the 26,200,000 shares issued but attributes no dollar value to the issue.
In February 2024, Armistice Capital exercised 1,824,445 prefunded warrants for a cash price of US$18,244
(translated into A$27,901)
and 18,244,450 ordinary shares were issued.
On 17 May 2024, the terms of the Securities Purchase Agreement were amended. in which the exercise price for the previously issued warrants was reduced to US$0.27 per ADS, and new warrants were issued to purchase up to 1,100,000 ADSs, with an exercise price of $0.27 per ADS. The original transaction resulted in the entire consideration being allocated to the derivative liability and all transaction fees associated with the transaction were expensed immediately. As such, the modification was directly adjusted through profit and loss along with any movement in the fair value of the derivative. The initial fair value of the newly issued warrants was A$232,488 and recorded as a derivative liability.
On 19 April 2024, Kazia entered into a purchase agreement (the “Purchase Agreement”) with Alumni Capital LP (“Alumni Capital”). Pursuant to the Purchase Agreement, the Company may sell to Alumni Capital up to an aggregate of $15,000,000, of ADSs from time to time during
the term of the Purchase Agreement. During the fiscal year ended 30 June 2024, Kazia sold an aggregate amount of A$776,264 of ADSs under the Purchase Agreement.

F-
29

Notes to the financial statements
30 June 2024
Note 22. Equity - contributed equity (continued)

Ordinary shares
Ordinary shares entitle the holder to participate in dividends and the proceeds on the winding up of the
C
ompany in proportion to the number of and amounts paid on the shares held. The fully paid ordinary shares have no par value and the
C
ompany does not have a limited amount of authorized capital.
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
The capital risk management policy remains unchanged from the prior year.
Note 23. Equity - reserves

	2024	2023	2022
	A$’000	A$’000	A$’000

Foreign currency reserve	(750)	(742)	(852)
Share-based payments reserve for Employee Share Option Plan	4,225	4,423	3,264

	3,475	3,681	2,412

Foreign currency translation reserve
The reserve is used to recognize exchange differences arising from translation of the consolidated financial statements of foreign operations to Australian dollars.
Share based payments reserve for Employee Share Option Plan
The reserve is used to recognize the value of equity benefits provided to employees and executive directors as part of their remuneration, and other parties as part of their compensation for services.
For the year ended 30 June 2024, there were A$0.5
 million issuances from the share-based payment reserve for Employee Share Option plan and A$
0.7 million expirations and forfeitures.
Note 24. Equity - dividends
Dividends
There were
no
dividends paid, recommended or declared during the current or previous financial year.

F-3
0

Notes to the financial statements
30 June 2024
Note 25. Financial instruments

Financial risk management objectives
The Consolidated Entity’s activities expose it to a variety of financial risks: market risk, credit risk and liquidity risk. The Consolidated Entity uses different methods to measure and manage the different types of risks to which it is exposed. These methods include monitoring the levels of exposure to interest rates and foreign exchange, aging analysis and monitoring of specific credit allowances to manage credit risk, and, rolling cash flow forecasts to manage liquidity risk.
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
Foreign currency risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because they are denominated in currencies that differ from the Company’s functional currency. The Company is exposed to foreign currency risk on fluctuations related to cash and cash equivalents, trade and other receivables, trade and other payables, and derivative financial liabilities on warrants that are denominated in foreign currencies. The Company has not used derivative instruments to reduce its exposure to foreign currency risk nor has it entered into foreign exchange contracts to hedge against gains or losses from foreign exchange fluctuations. Foreign subsidiaries with a functional currency of Australian Dollars (‘AUD’) have exposure to the local currency of these subsidiaries and any other currency these subsidiaries trade in.
The carrying amount of the Consolidated Entity’s foreign currency denominated financial assets and financial liabilities at the reporting date was as follows:

	2024				2023
	US Dollar A$’000	Euro A$’000	Pound Sterling A$’000	Singapore Dollar A$’000	US Dollar A$’000	Euro A$’000	Pound Sterling A$’000	Singapore Dollar A$’000
Cash and cash equivalents - current	1,421	—	—	—	2,326	—	—	—
Trade and other receivables - current	1,908	—	—	—	—	—	—	—
Trade and other payables - current	942	7,320	18	—	1,135	2,710	—	1
Other financial liabilities	6,478	—	—	—	—	—	—	—

	10,749	7,320	18	—	3,461	2,710	—	1

The Consolidated Entity had net
liabilities
denominated in foreign currencies of A$11.4 million as at 2024 (2023: net assets A$2.2 million).
If all currencies
had
strengthened and weakened against the USD by 10% (2023:10% ) then this would have had the following impact:

F-3
1

Notes to the financial statements
30 June 2024
Note 25. Financial instruments (continued)

	AUD strengthened			AUD weakened
Consolidated - 2024	% change	Effect on profit before tax A$’000	Effect on equity A$’000	% change	Effect on profit before tax A$’000	Effect on equity A$’000

US dollars	10%	142	142	(10)%	(142)	(142)
Euros	10%	—	—	(10)%	—	—
Pound Sterling	10%	(2)	(2)	(10)%	2	2

		140	140		(140)	(140)

	AUD strengthened			AUD weakened
Consolidated - 2023	% change	Effect on profit before tax A$’000	Effect on equity A$’000	% change	Effect on profit before tax A$’000	Effect on equity A$’000

US dollars	10%	(494)	(494)	(10)%	494	494
Euros	10%	271	271	(10)%	(271)	(271)

		(223)	(223)		223	223

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
As at the reporting date, the Consolidated Entity had the following variable interest rate balances:

	2024		2023
	Weighted average interest rate %	Balance A$’000	Weighted average interest rate %	Balance A$’000

Cash and cash equivalents	0.39	1,657	0.40	5,241

Net exposure to cash flow interest rate risk		1,657		5,241

The Consolidated Entity has cash and cash equivalents totaling A$1.7 million (2023: A
$5.2
million). An increase/decrease in interest rates of
100
basis points
(2023:
100
basis points
) would have a favorable/adverse effect on profit before tax and equity of $16,575 (2023 $52,411) per annum. The percentage change is based on the expected volatility of interest rates using market data and analysts forecasts.
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

F-3
2

Notes to the financial statements
30 June 2024
Note 25. Financial instruments (continued)

The Consolidated Entity places its cash deposits with high credit quality financial institutions and by policy, limits the amount of credit exposure to any single counterparty. The Consolidated Entity is averse to principal loss and ensures the safety and preservation of its invested funds by limiting default risk, market risk, and reinvestment risk.

The Consolidated Entity mitigates default risk by constantly positioning its portfolio to respond appropriately to a significant reduction in a credit rating of any financial institution.
Generally, trade receivables are written off when there is no reasonable expectation of recovery. Indicators of this include the failure of a debtor to engage in a repayment plan, no active enforcement activity and a failure to make contractual payments for a period greater than one
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

2024	Weighted average interest rate %	1 year or less A$’000	Between 1 and 2 years A$’000	Between 2 and 5 years A$’000	Over 5 years A$’000	Remaining contractual maturities A$’000	Carrying Amount A$’000

Non-derivatives
Trade payables	—	4,548	—	—	—	4,548	4,548
Accrued payables	—	10,519	—	—	—	10,519	10,519
Contingent consideration	—	3,389	—	4,549	—	7,938	7,005

Derivatives
Other financial liabilities	—	—	—	6,478	—	6,478	6,478

Total undiscounted financial liabilities		18,456	—	11,027	—	29,483	28,550

2023	Weighted average interest rate %	1 year or less A$’000	Between 1 and 2 years A$’000	Between 2 and 5 years A$’000	Over 5 years A$’000	Remaining contractual maturities A$’000	Carrying Amount A$’000

Non-derivatives
Trade payables	—	857	—	—	—	857	857
Accrued payables	—	3,472	—	—	—	3,472	3,472
Contingent consideration	—	750	4,303	3,099	—	8,152	6,871

Total undiscounted financial liabilities		5,079	4,303	3,099	—	12,481	11,200

The cash flows in the maturity analysis above are not expected to occur significantly earlier than contractually disclosed above.

F-3
3

Notes to the financial statements
30 June 2024

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

Consolidated - 2024	Level 1 A$‘000	Level 2 A$‘000	Level 3 A$‘000	Total A$‘000

Liabilities
Contingent Consideration	—	—	7,005	7,005
Warrant liability	—	—	6,478	6,478

Total liabilities	—	—	13,483	13,483

Consolidated - 2023

Liabilities
Contingent Consideration	—	—	6,871	6,871

Total liabilities	—	—	6,871	6,871

There were no transfers between levels during the financial year.
The fair value of contingent consideration related to the acquisition of Glioblast Pty Ltd and the license agreement is estimated by probability-weighting the expected future cash outflows, adjusting for risk and discounting.
The effects on the fair value of risk and uncertainty in the future cash flows are dealt with by adjusting the estimated cash flows rather than adjusting the discount rate. The estimated cashflows were adjusted based on the directors’ assessment of achieving contracted milestones as disclosed in Note 19. The probabilities used fell in the range of 0% to 100% and were informed by generally accepted industry probabilities of drugs achieving certain milestones in their progression towards registration.
The fair value of the warrant liability is determined using a Black-Scholes Model. Please refer to Note 21 for additional information regarding the private placement warrants.
Level 3 assets and liabilities
Movements in level 3 assets and liabilities during the current and previous financial year are set out below:

	Level 3 A$’000	Total A$’000
Consolidated
Balance at 30 June 2022	8,968	8,968
Losses recognized in profit or loss	(2,097)	(2,097)

Balance at 30 June 2023	6,871	6,871

Issuance of warrants	8,599	8,599
Exercise of warrants	(864)	(864)
Gain recognized in profit or loss	(1,123)	(1,123)

Balance at 30 June 2024	13,483	13,483

4

Notes to the financial statements
30 June 2024

Note 27. Key management personnel disclosures
Compensation
The aggregate compensation made to directors and other members of key management personnel (‘KMP’) of the Consolidated Entity is set out below:

	2024 A$	2023 A$	2022 A$

Short-term employee benefits	1,962,563	3,148,514	2,589,088
Post-employment benefits	72,784	149,626	115,950
Share-based payments	353,437	1,045,860	1,559,930

	2,388,784	4,344,000	4,264,968

Please refer to Note 28 for other transactions with key management personnel and their related parties.
Note 28. Related party transactions
Parent entity
Kazia Therapeutics Limited is the parent entity.
Subsidiaries
Interests in subsidiaries are set out in note 30.
Key management personnel
Disclosures relating to key management personnel are set out in note 27.
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

F-
3
5

Notes to the financial statements
30 June 2024

Note 29. Parent entity information
Set out below is the supplementary information about the parent entity.

	Parent
	2024 A$’000	2023 A$’000

Statement of profit or loss and other comprehensive income
Loss after income tax	(24,008)	(20,863)

Total comprehensive loss	(24,008)	(20,863)

	2024 A$’000	2023 A$’000

Statement of financial position
Total current assets	3,048	4,645
Total assets	18,488	21,915
Total current liabilities	25,529	7,003
Total liabilities	31,335	15,472
Equity
Contributed equity	101,638	97,452
Reserves	4,225	4,423
Accumulated losses	(118,710)	(95,432)

Total equity	(12,847)	6,443

Reserves comprise Share Based Payments Reserve.
Contingent liabilities
The parent entity contingent liabilities as at 30 June 2024 and 30 June 2023 are as set out in note 19.
Capital commitments - Property, plant and equipment
The parent entity had no capital commitments for property, plant and equipment at as 30 June 2024 and 30 June 2023.
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

F-
3
6

Notes to the financial statements
30 June 2024

Note 30. Interests in subsidiaries
The consolidated financial statements incorporate the assets, liabilities and results of the following subsidiaries in accordance with the accounting policy described in note 2:

		Ownership interest
Name	Principal place of business / Country of incorporation	2024%	2023%

Kazia Laboratories Pty Ltd	Australia	100%	100%
Kazia Research Pty Ltd	Australia	100%	100%
Kazia Therapeutics Inc.	United States of America	100%	100%
Glioblast Pty Ltd	Australia	100%	100%
Note 31. Earnings per share

	2024 A$‘000	2023 A$‘000	2022 A$‘000

Earnings per share for losses from continuing operations

Loss after income tax attributable to the owners of Kazia Therapeutics Limited	(26,778)	(20,465)	(25,014)

Loss after income tax attributable to the owners of Kazia Therapeutics Limited	(26,778)	(20,465)	(25,014)

	Number	Number	Number

Weighted average number of ordinary shares used in calculating basic and diluted earnings per share	263,676,313	184,284,350	132,467,686

	Cents	Cents	Cents

Basic and diluted earnings per share	(10.16)	(11.23)	(18.88)
The number of unissued shares under option that have been excluded from the diluted EPS are 36,180,000 (2024), 14,780,000 (2023), and 8,655,500 (2022).
Note 32. Share-based payments
All of the options set out below have been issued to employees and directors under the ESOP. During the financial year an expense of $532,597 (30 June 2023: $1,159,125) (
3
0

June 2022: $1,674,581) was recognized.

	Number of options 2024 - Ordinary shares	Weighted Average exercise price 2024		Number of options 2023 - Ordinary shares	Weighted Average exercise price 2023

Outstanding at the beginning of the financial year	14,780,000	A$	0.63	8,655,500	A$	1.28
Granted	—	A$	—	7,930,000	A$	0.18
Forfeited	(3,400,000)	A$	0.42	(1,550,000)	A$	1.90
Exercised	—	A$	—	—	A$	—
Expired	(1,200,000)	A$	0.49	(255,500)	A$	1.90

Outstanding at the end of the financial year	10,180,000	A$	0.72	14,780,000	A$	0.63

Exercisable at the end of the financial year	7,290,000	A$	0.84	6,483,333	A$	0.96

F-
3
7

Notes to the financial stat
em
ents
30 June 2024
Note 32. Share-based payments (cont
inued)

	Number of options 2024 - ADS	Weighted Average exercise price 2024		Number of options 2023 - ADS	Weighted Average exercise price 2023

Outstanding at the beginning of the financial year	—	A$	—	—	A$	—
Granted	2,850,000	A$	0.5600	—	A$	—
Forfeited	(250,000)	A$	0.5760	—	A$	—
Exercised	—	A$	—	—	A$	—
Expired	—	A$	—	—	A$	—

Outstanding at the end of the financial year	2,600,000	A$	0.5580	—	A$	—

Exercisable at the end of the financial year	—	A$	—	—	A$	—
2024

Tranche	Grant date	Expiry date	Exercise price		Balance at the start of the year - Ordinary shares	Granted	Exercised	Expired / lapsed on termination of employment	Balance at the end of the year - Ordinary shares
3	13/11/2019	04/01/2024	A$	0.4925	1,200,000	—	—	(1,200,000)	—
4	13/01/2020	13/01/2025	A$	0.8812	187,500	—	—	(50,000)	137,500
5	09/11/2020	09/11/2024	A$	1.1320	1,200,000	—	—	—	1,200,000
6	09/11/2020	13/01/2025	A$	0.8812	600,000	—	—	—	600,000
7	04/01/2021	04/01/2025	A$	1.6900	187,500	—	—	(50,000)	137,500
8	09/09/2021	26/06/2026	A$	1.3650	100,000	—	—	—	100,000
9	16/11/2021	16/11/2025	A$	1.6900	750,000	—	—	—	750,000
10	16/11/2021	16/11/2025	A$	2.2400	500,000	—	—	—	500,000
11	16/11/2021	16/11/2025	A$	1.5600	800,000	—	—	—	800,000
12	01/02/2022	01/02/2027	A$	0.9400	800,000	—	—	(800,000)	—
13	01/02/2022	01/02/2027	A$	0.9400	425,000	—	—	(100,000)	325,000
14	24/05/2022	24/05/2027	A$	0.7800	100,000	—	—	—	100,000
15	03/03/2023	03/03/2027	A$	0.1500	3,930,000	—	—	(1,400,000)	2,530,000
16	03/05/2023	03/05/2027	A$	0.1870	4,000,000	—	—	(1,000,000)	3,000,000

					14,780,000	—	—	(4,600,000)	10,180,000

Weighted average exercise price					$0.6292	$—	$—	$0.4349	$0.7207
At the end of the period the following outstanding options were vested and exerc isab
le:
- Options in tranches 3 & 12 expired during the year
- Options in tranches 6 were vested and exercisable
- Options in tranches 4, 7, 8, & 9 were vested and exercisable to 69%, apart from those in the above table which have expired
- Options in tranche 5 were vested and exercisable to 75%, apart from those in the above table which have expired
- Options in tranches 10 & 15 were vested and exercisable as to 33%, apart from those in the above table which have expired
- Options in tranches 11, 14, & 16 were vested and exercisable as to 50%, apart from those in the above table which have expired
- Options in tranches 13 were vested and exercisable as to 35%, apart from those in the above table which have expired
The weighted average remaining contractual life of ordinary share options outstanding at 2024 is 2.00 years.

F-
3
8

Notes to the financial statements
30 June 2024
Note 32. Share-based payments (continued)

Tranche	Grant date	Expiry date	Exercise price		Balance at the start of the year - ADS	Granted	Exercised	Expired / lapsed on termination of employment	Balance at the end of the year - ADS
17	22/04/2024	22/04/2029	A$	0.5860	—	1,500,000	—	—	1,500,000
18	17/06/2024	17/06/2029	A$	0.5130	—	1,100,000	—	(250,000)	850,000
19	27/06/2024	27/06/2030	A$	0.2970	—	250,000	—	—	250,000

					—	2,850,000	—	(250,000)	2,600,000

Weighted average exercise price						$0.560		$0.576	$0.558
At the end of the period the following outstanding options were vested and exercisable:
- Options in tranche 17, 18, & 19 were unvested
The weighted average remaining contractual life of ADS share options outstanding at 30 June 2024 is

4.92
years.
2023

Tranche	Grant date	Expiry date	Exercise price		Balance at the start of the year - Ordinary shares	Granted	Exercised	Expired / lapsed on termination of employment	Balance at the end of the year - Ordinary Shares

1	07/08/2017	07/08/2022	A$	0.6700	15,500	—	—	(15,500)	—
2	05/02/2018	05/02/2023	A$	0.7802	240,000	—	—	(240,000)	—
3	13/11/2019	04/01/2024	A$	0.4925	1,200,000	—	—	—	1,200,000
4	13/01/2020	13/01/2025	A$	0.8812	200,000	—	—	(12,500)	187,500
5	09/11/2020	09/11/2024	A$	1.1320	1,200,000	—	—	—	1,200,000
6	09/11/2020	13/01/2025	A$	0.8812	800,000	—	—	(200,000)	600,000
7	04/01/2021	04/01/2025	A$	1.6900	200,000	—	—	(12,500)	187,500
8	09/09/2021	26/06/2026	A$	1.3650	100,000	—	—	—	100,000
9	16/11/2021	16/11/2025	A$	1.6900	1,000,000	—	—	(250,000)	750,000
10	16/11/2021	16/11/2025	A$	2.2400	1,500,000	—	—	(1,000,000)	500,000
11	16/11/2021	16/11/2025	A$	1.5600	800,000	—	—	—	800,000
12	01/02/2022	01/02/2027	A$	0.9400	800,000	—	—	—	800,000
13	01/02/2022	01/02/2027	A$	0.9400	500,000	—	—	(75,000)	425,000
14	24/05/2022	24/05/2027	A$	0.7800	100,000	—	—	—	100,000
15	03/03/2023	03/03/2027	A$	0.1500	—	3,930,000	—	—	3,930,000
16	05/03/2023	03/05/2027	A$	0.1870	—	4,000,000	—	—	4,000,000

					8,655,500	7,930,000	—	(1,805,500)	14,780,000

Weighted average exercise price					$1.2826	$0.1785	$—	$1.8977	$0.6292
At the end of the period the following outstanding options were vested and ex erc
isable:
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
2.995
years.

F-
39

Notes to the financial statements
30 June 2024
Note 32. Share-based payments (continued)

Employee share options
During the year ended 30 June 2024, 2,850,000 options have been issued to directors and employees by the Consolidated Entity pursuant to the Company’s Employee Share Option Plan.

•	Tranches 12 & 13 vests 25% 6 months from issue date and then in 3 amounts at 6 monthly intervals from the date of issue.

•	Tranches 14 vests 33% immediately then in two equal amounts annually from the date of grant.

•	Tranches 15 vests 6 months from issue date then in two equal amounts annually from the date of grant.

•	Tranches 16 vests 33% immediately then in two equal amounts annually from the date of grant.

•	Tranches 17 vests quarterly over 3 years from the date of the grant.

•	Tranches 18 vests quarterly over 3 years from the date of the grant.

•	Tranches 19 vests yearly over 4 years from the date of the grant
Vesting conditions for options within all tranches, is based on service period only; i.e. options will only vest if the option holder continues to be a full-time employee with the Company or an Associated Company during the vesting period relating to the option.
Conditions for an option to be
exercised:

•	The options must have vested;

•	Option holder must have provided the Company with an Exercise Notice and have paid the Exercise Price for the option;

•	The Exercise Notice must be for the exercise of at least the Minimum Number of Options; and

•	The Exercise Notice must have been provided to the Company and Exercise Price paid before the expiry of 4 years from the date the Option is issued.
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
Risk-free rate and grant date
For all tranches, the risk-free rate of a five-year Australian Government bond on grant date was used. Please refer to the table below for details. The above mentioned options have various vesting periods and exercising conditions. These options are unlisted as of 30 June 2024. No dividends are expected to be declared or paid by the Consolidated Entity during the terms of the options. The underlying expected volatility was determined by reference to historical data of the Company’s shares over a period of time. No special features inherent to the options granted were incorporated into measurement of fair value. Based on the above assumptions, the table below sets out the valuation for each tranche of options:

0

Notes to the financial statements
30 June 2024
Note 32. Share-based payments (continued)

Grant date	Expiry date	Share price at Grant Date	Exercise price	Volatility (%)	Dividend yield (%)	Risk free Rate (%)	Fair value per option
13/11/2019	04/01/2024	A $0.4100	A $0.4925	74.50%	—	1.95%	A$	0.1800
13/01/2020	13/01/2025	A $0.6200	A $0.8812	74.50%	—	1.95%	A$	0.3400
09/11/2020	09/11/2024	A $0.8900	A $1.1320	90.00%	—	0.10%	A$	0.4130
09/11/2020	13/01/2025	A $0.8900	A $0.8812	90.00%	—	0.10%	A$	0.5030
04/01/2021	04/01/2025	A $1.1850	A $1.6900	90.00%	—	0.19%	A$	0.6000
09/09/2021	26/06/2026	A $1.4200	A $1.3700	76.00%	—	1.50%	A$	0.8800
16/11/2021	16/11/2025	A $1.5700	A $1.6900	76.00%	—	1.50%	A$	0.8500
16/11/2021	16/11/2025	A $1.5700	A $2.2400	76.00%	—	1.50%	A$	0.7500
16/11/2021	16/11/2025	A $1.5700	A $1.5600	76.00%	—	1.50%	A$	0.9700
01/02/2022	01/02/2027	A $0.9600	A $0.9400	79.00%	—	1.50%	A$	0.5900
01/02/2022	01/02/2027	A $0.8000	A $0.7800	44.00%	—	2.95%	A$	0.6300
24/05/2022	24/05/2027	A $0.1700	A $0.1500	80.00%	—	3.64%	A$	0.1014
03/03/2023	03/03/2027	A $0.1700	A $0.1500	80.00%	—	3.64%	A$	0.1014
03/05/2023	03/05/2027	A $0.1900	A $0.1870	80.00%	—	3.22%	A$	0.1111
22/04/2024	22/04/2029	A $0.5860	A $0.5860	95.00%	—	3.96%	A$	0.4300
17/06/2024	17/06/2029	A $0.3484	A $0.5757	95.00%	—	3.84%	A$	0.2300
27/06/2024	27/06/2030	A $0.3461	A $0.3311	95.00%	—	4.17%	A$	0.2700
Note 33. Subsequent events
Fundraising Activities
From July 2024 through September 2024, the Consolidated E
ntity
raised total proceeds of A$5,348,262 using the ATM facility and continues to seek additional funding sources both in Australia and overseas. For the same period the Consolidated Entity also raised total proceeds of A$816,373 through its equity line of credit facility.
Change in ADS Ratio
The Company announced on October 15, 2024, that it had modified the provisions of its ADR program. The previous conversion ratio of
10
Kazia Therapeutic Limited ordinary shares for each ADR share has become
100
Kazia
Therapeutic Limited ordinary shares for each ADR share. The change was effective from October 28, 2024. The change in the ADR ratio had no effect on the number of outstanding ordinary shares.
Phase II/III Clinical Trial Results for Paxalisib in Glioblastoma
The Company announced on July 10, 2024, promising results for paxalisib in treating newly diagnosed unmethylated glioblastoma (GBM) patients. The drug showed a
3.8-month
improvement in overall survival (OS), about a 33% increase compared to the standard of care (SOC). This outcome was consistent across two independent studies.
In a study involving 313 patients, those treated with paxalisib had a median OS of 14.77 months, compared to 13.84 months for SOC. A secondary analysis showed even better results, with paxalisib patients having a median OS of 15.54 months versus 11.89 months for SOC.
Paxalisib was well tolerated, with no new safety concerns. However, it did not show efficacy in recurrent GBM patients. Kazia plans to discuss these findings with the FDA to explore an accelerated approval pathway for paxalisib, which already has orphan drug and fast track designations.
No other matter or circumstance has arisen since 30 June 2024 that has significantly affected, or may significantly affect the Consolidated Entity’s operations, the results of those operations, or the Consolidated Entity’s state of affairs in future financial years.

F-4
1