Form 20-F
period 2025-06-30
KAZIA THERAPEUTICS LTD
filed 2025-11-07
CIK 1075880

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM
20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended June 30, 2025
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
Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American Depositary Shares, each representing five-hundred Ordinary Shares*	KZIA	The Nasdaq Capital Market
Securities registered or to be registered pursuant to Section 12(g) of the Act.
None

*	Not for trading, but only in connection with the registration of American Depositary Shares.
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
Not Applicable
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
The number of outstanding Ordinary Shares of the issuer as at 30 June 2025, was 809,418,734.
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

These forward-looking statements include, without limitation, statements about the following:

•	the cost, timing and results of preclinical studies and clinical trials and other development activities by us and our collaborative partners;

•

the likelihood of our clinical programs being executed on timelines provided and reliance on our contract research organizations (CROs) and predictability of timely enrollment of subjects and patients to advance our clinical trials and maintain their own operations;

•	our reliance on contract manufacturers to supply materials for research and development and the risk of supply interruption from a contract manufacturer;

•	the potential for future data to alter initial and preliminary results of early-stage clinical trials;

•

the unpredictability of the duration and results of the regulatory review of applications or clearances that are necessary to initiate and continue to advance and progress our clinical programs, and the ability to successfully submit the necessary applications or to obtain the necessary clearances;

•	the ability to secure, maintain and realize the intended benefits of collaborations with partners;

•	the possible impairment of, inability to obtain, and costs to obtain intellectual property rights;

•

our ability to attract and retain key scientific and/or management personnel; our ability to obtain funding for our operations, including funding necessary to complete further development and commercialization of our product candidates, if approved;

•	the accuracy of our estimates of our future revenue, expenses, capital requirements and needs for additional financing;

•	our estimates regarding the market opportunities for our current and future programs and any future product candidates;

•

the impact on our operations and activities that may be slowed or halted by shortage and/or pressure on supply and logistics on the global market, U.S. government shutdown, and/or the impact of the COVID-19 pandemic;

•	general business, financial and accounting risks and risks related to litigation and disputes with third parties; and

•	the other risks and uncertainties, including those listed under the caption “Risk Factors.”

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

In this Annual Report on Form 20-F, “Kazia,” “Company,” “Consolidated Entity,” “we,” “us” and “our” refer to Kazia Therapeutics Limited and its wholly owned subsidiaries on a consolidated basis, unless the context otherwise provides.

We effected an ADS ratio change to change the ratio of ADSs to ordinary shares from one ADS to ten (10) ordinary shares to a new ratio of one ADS to one-hundred (100) ordinary shares, or the “October 2024 ADS Ratio Change,” on October 28, 2024, and subsequently effected a second ADS ratio change to change the ratio of ADSs to ordinary shares from one ADS to one-hundred (100) ordinary shares to a new ratio of one ADS to five hundred (500) ordinary shares (the “April 2025 ADS Ratio Change”, and together with the October 2024 ADS Ratio Change, the “ADS Ratio Changes”) on April 17, 2025. Unless otherwise expressly indicated, the amounts and sales prices of the ADSs disclosed in this Form 20-F have been adjusted to reflect the cumulative effect of the ADS Ratio Changes, except for such amounts and sales prices of the ADSs that were sold prior to October 28, 2024, which have not been adjusted to reflect any ADS Ratio Changes effected after any such sale of ADSs, and except for such amounts and sales prices of the ADSs that were sold prior to April 17, 2025 but after October 28, 2024, which have not been adjusted to reflect the April 2025 ADS Ratio Change effected after any such sale of ADSs.

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

C. Reasons for the Offer and Use of Proceeds.

Not applicable.

D. Risk factors

Investment in our securities involves a high degree of risk. You should consider carefully the risks described below, together with other information in this Annual Report on Form 20-F and our other public filings, before making investment decisions regarding our securities. If any of the following events actually occur, our business, operating results, prospects or financial condition could be materially and adversely affected. This could cause the trading price of our ADSs to decline and you may lose all or part of your investment. Moreover, the risks described below are not the only ones that we face. Additional risks not presently known to us or that we currently deem immaterial may also affect our business, operating results, prospects or financial condition.

Risks Related to Our Financial Condition and Capital Requirement

We have incurred significant net losses since our inception. We expect to incur significant net losses for the foreseeable future and may never achieve or maintain profitability.

We have incurred significant net losses. We anticipate that we will continue to incur significant net losses for the foreseeable future and we may never achieve or maintain profitability. We are a biotechnology company and have not yet generated significant revenue. We have incurred losses of A$20.5, A$26.8 million, and A$20.7 million for the fiscal years ended 2023, 2024, and 2025, respectively. We generated revenues of A$42 thousand during 2025 from the licensing of our development stage drug candidates. We generated revenues of A$2.3 million during 2024 from the licensing of our development stage drug candidates. We did not generate any revenues from sales of any of our product candidates in prior financial years.

As of 30 June 2025, we had accumulated losses of A$134.8 million. We have devoted most of our financial resources to research and development, including our clinical development activities. To date, we have financed our operations primarily through the issuance of equity securities, research and development grants from the Australian government and payments from our collaboration partners. While we have generated significant revenue in recent fiscal years from license transactions, the nature of such revenue is irregular and unpredictable, and is based upon achievement of milestones over which we have limited or no control. As a consequence, we expect to continue to incur significant operating losses for the foreseeable future due to the cost of research and development including clinical trials and the regulatory approval process for product candidates. The amount of our future net losses is uncertain and will depend, in part, on the rate of our future expenditures. Our ability to continue operations will depend on, among other things, our ability to obtain funding through equity or debt financings, strategic collaborations or grants.

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

We will need additional funding to operate our business; such funding may not be available or, if it is available, such financing is likely to substantially dilute our existing shareholders

During the year ended 30 June 2025 we raised A$16 million from the sale of ADSs. We will need to secure additional financing in order to continue to meet our longer-term business objectives, including advancement of our research and development programs and we may also require additional funds to pursue regulatory clearances, defend our intellectual property rights, establish commercial scale manufacturing facilities, develop marketing and sales capabilities and fund operating expenses. We intend to seek such additional funding through public or private financings and/or through licensing of our assets or strategic alliances or other arrangements with corporate partners.

Until we can generate a sufficient amount of product revenue to finance our cash requirements, which we may never achieve, we expect to finance our cash needs primarily through public or private equity offerings, debt financings or through strategic alliances. We cannot be certain that additional funding will be available on acceptable terms or at all. If we are not able to secure additional funding when needed, we may have to delay, reduce the scope of, or eliminate one or more of our clinical trials, collaborative research or development programs or future commercialisation initiatives. In addition, any additional funding that we do obtain will dilute the ownership held by our existing security holders. The amount of this dilution may be substantially increased if the trading price of our shares is lower at the time of any financing. Regardless, the economic dilution to shareholders will be significant if our stock price does not increase significantly, or if the effective price of any sale is below the price paid by a particular shareholder. Any debt financing could involve substantial restrictions on activities and creditors could seek a pledge of some or all of our assets. We have not identified potential sources for the additional financing that we will require, and we do not have commitments from any third parties to provide any future financing, other than the equity line program with Alumni Capital L.P., which is subject to certain restrictions. If we fail to obtain additional funding as needed, we may be forced to cease or scale back operations, and our results, financial condition and stock price would be adversely affected.

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

The Company has limited cash resources and will periodically need additional funds to maintain the planned level of R&D activity. We expect to consume cash and incur operating losses for the foreseeable future as the Company continues developing its oncology drug candidates. The impact on cash resources and results from operations will vary with the extent and timing of future clinical trial programs. While it is not possible to make accurate predictions of future operating results, we expect existing cash and cash equivalents, including the capital raised under our ATM facility and equity line of credit facility with Alumni Capital L.P., will be sufficient to enable us to continue our research and development activities until approximately March 2026.

As of 30 June 2025, we had cash on hand at the bank of A$4.3 million. The consolidated financial statements have been prepared on a going concern basis, which contemplates continuity of normal activities and realization of assets and settlement of liabilities in the normal course of business. As is often the case with drug development companies, our ability to continue as a going concern is dependent upon our ability to derive sufficient cash from investors, from licensing and partnering and collaboration activities and from other sources of revenue such as grant funding.

Furthermore, we are limited by General Instruction I.B.5 to Form F-3 (the “Baby Shelf Rule”) as of the filing of this Annual Report, until such time as our non-affiliate public float exceeds $75 million. The amount of funds we can raise through primary non-affiliate public offerings of securities in any 12-month period using our registration statement on Form F-3 is limited to one-third of the aggregate market value of the ordinary shares held by non-affiliates of the Company, which limitation may change over time based on our stock price, number of ordinary shares outstanding and the percentage of ordinary shares held by non-affiliates. These factors raise substantial doubt about our ability to continue as a going concern within one year after the date that the consolidated financial statements are issued. The independent auditor’s report for the fiscal year ended 30 June 2025 included an explanatory paragraph in relation to the going concern uncertainty.

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

Global economic uncertainty caused by rising inflation, political instability, and conflicts and other events of geopolitical significance, such as the conflict between Russia and Ukraine, and the recent conflict between Israel and Gaza, the evolving regulatory activities and economic policies under the current U.S. government, events related thereto, such as changes to candidates or political unrest or otherwise, and changing interest rates and the imposition of tariffs, could adversely affect our business and financial performance.

Negative global economic conditions may pose challenges to the Company’s business strategy, which relies on access to capital from financial markets and/or investment by other companies. Failure to obtain sufficient funding on acceptable terms could have a material adverse effect on our business, results of operations and financial condition. Negative conditions in the global economy, including credit markets and the financial services industry, have generally made equity and debt financing more difficult to obtain, and may negatively impact the Company’s ability to complete financing transactions. We are currently operating in a period of economic uncertainty and capital markets disruption, which has been significantly impacted by the geopolitical instability due to the ongoing military conflict between Russia and Ukraine and the conflict between Israel and Gaza. Our business, financial condition, and results of operations may be materially adversely affected by the negative impact on the global economy and capital markets resulting from the conflict in Ukraine or any other geopolitical tensions. U.S. and global markets are experiencing volatility and disruption following the escalation of geopolitical tensions, including the military conflict between Russia and Ukraine and the conflict between Israel and Gaza as well as any additional escalations that may develop in the Middle East region. Although the length and impact of these ongoing military conflicts are highly unpredictable, the conflict in Ukraine and the conflict between Israel and Gaza have led to market disruptions, including significant volatility in commodity prices, credit and capital markets, as well as supply chain disruptions.

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

In addition, there have been, and may continue to be, significant changes to U.S. trade policies, sanctions, legislation, treaties and tariffs, including, but not limited to, trade policies and tariffs affecting products from outside of the U.S. The extent and duration of increased tariffs and the resulting impact on general economic conditions and on our business are uncertain and depend on various factors, such as negotiations between the U.S. and affected countries, the responses of other countries or regions, exemptions or exclusions that may be granted, availability and cost of alternative sources of supply, and demand in affected markets. Supply chain disruptions and delays as a result of any new tariff policies or trade restrictions could also negatively impact our cost of materials and production processes. If we are unable to obtain these chemical or biological intermediates in sufficient quantity and in a timely manner due to disruptions in the global supply chain caused by macroeconomic events and conditions, the development, testing and clinical trials of paxalisib and EVT801 or any other current or future product candidates may be delayed or infeasible, and regulatory approval or commercial launch of any resulting product may be delayed or not obtained, which could significantly harm our business.

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

Changes in tax law could adversely affect our business and financial condition.

The rules dealing with U.S. federal, state, local and international income taxation are constantly under review by persons involved in the legislative process and by the Internal Revenue Service and the U.S. Treasury Department. For example, the One Big Beautiful Bill Act, or the OBBBA, was signed into law on July 4, 2025 and made significant changes to the U.S. federal tax law. Changes to tax laws (which changes may have retroactive application) could adversely affect us or holders of our common stock. For example, under Section 174 of the Internal Revenue Code of 1986, as amended, or the IRC, in taxable years beginning after December 31, 2021, expenses that are incurred for research and development performed outside the U.S. will be capitalized and amortized, which may have an adverse effect on our cash flow. The OBBBA provides that for taxable years beginning after December 31, 2024, expenses that are incurred for research and development performed in the U.S. may, at the taxpayer’s election, be immediately deducted or capitalized and amortized. In addition, the OBBBA provides that for taxable years beginning after December 31, 2021 and before January 1, 2025, certain eligible taxpayers generally may elect to retroactively deduct expenses for research and development performed in the U.S. in such taxable years by filing amended tax returns for such taxable years, and all other taxpayers that are not eligible to make such an election and that amortized expenses for research and development performed in the U.S. in such taxable years generally may elect to accelerate and deduct the remaining unamortized amounts of such research and development expenses (i) in the first taxable year beginning after December 31, 2024, or (ii) ratably over the two-taxable year period beginning with the first taxable year beginning after December 31, 2024. In recent years, many changes to tax laws have been made and changes are likely to continue to occur in the future. Future changes in tax laws could have a material adverse effect on our business, cash flow, financial condition or results of operations. We urge investors to consult with their legal and tax advisers regarding the implications of potential changes in tax laws on an investment in our common stock.

Adverse developments affecting the financial services industry, such as actual events or concerns involving liquidity, defaults or non-performance by financial institutions or transactional counterparties, could adversely affect our current and projected business operations and our financial condition and results of operations.

Events involving limited liquidity, defaults, non-performance or other adverse developments that affect financial institutions, transactional counterparties or other companies in the financial services industry or the financial services industry generally, or concerns or rumors about any events of these kinds or other similar risks, have in the past and may in the future lead to market-wide liquidity problems. Although we do not currently have investments with any financial institution that has experienced such events, if any financial institution with which we have a relationship were to be placed into receivership, we may be unable to access such funds. In addition, if any parties with whom we conduct business are unable to access funds pursuant to instruments or lending arrangements with such a financial institution, such parties’ ability to pay their obligations to us or to enter into new commercial arrangements requiring additional payments to us could be adversely affected.

Inflation and increases in interest rates have led to a decline in the trading value of previously issued government securities with interest rates below current market interest rates. Although the U.S. Department of Treasury, Federal Deposit Insurance Corporation (“FDIC”), and Federal Reserve Board have announced a program to provide up to $25 billion of loans to financial institutions secured by certain government securities held by financial institutions to mitigate the risk of potential losses on the sale of such instruments, widespread demands for customer withdrawals or other liquidity needs of financial institutions for immediate liquidity may exceed the capacity of such program. Additionally, there is no guarantee that the U.S. Department of Treasury, FDIC and Federal Reserve Board will provide access to uninsured funds in the event of the closure of other banks or financial institutions in the future, or that they would do so in a timely fashion.

Although we assess our banking relationships as we believe necessary or appropriate, our access to funding sources in amounts adequate to finance or capitalize our current and projected future business operations could be significantly impaired by factors that affect us, the financial institutions with which we have financial arrangements directly, or the financial services industry or economy in general. These factors could include, among others, events such as liquidity constraints or failures, the ability to perform obligations under various types of financial, credit or liquidity agreements or arrangements, disruptions or instability in the financial services industry or financial markets, or concerns or negative expectations about the prospects for companies in the financial services industry.

In addition, investor concerns regarding the U.S. or international financial systems could result in less favorable commercial financing terms, including higher interest rates or costs and tighter financial and operating covenants, or systemic limitations on access to credit and liquidity sources, thereby making it more difficult for us to acquire financing on acceptable terms or at all. Any decline in available funding or access to our cash and liquidity resources could, among other risks, adversely impact our ability to meet our operating expenses, financial obligations or fulfill our other obligations, result in breaches of our financial and/or contractual obligations or result in violations of federal or state wage and hour laws. Any of these impacts, or any other impacts resulting from the factors described above or other related or similar factors not described above, could have material adverse impacts on our liquidity and our current and/or projected business operations and financial condition and results of operations.

Risks Related to Our Business Operations and Employee Matters

We may not successfully engage in strategic transactions or enter into new collaborations, which could adversely affect our ability to develop and commercialize product candidates, impact our cash position, increase our expenses and present significant distractions to our management.

From time to time, we may consider additional strategic transactions, such as collaborations, acquisitions, asset purchases or sales and out- or in-licensing of product candidates or technologies. In particular we will evaluate and, if strategically attractive, seek to enter into additional collaborations, including with major biotechnology or pharmaceutical companies. For example, on October 7, 2025, we announced an exclusive collaboration and in-licensing agreement with QIMR Berghofer Medical Research Institute (“QIMR”) for a first-in-class PD-L1 degrader program. The lead optimized compound, NDL2, is an advanced PD-L1 protein degrader currently in development and represents a new and innovative frontier of cancer immunotherapy. On September 12, 2024, we announced that an agreement has been executed with QIMR to obtain an exclusive license to certain intellectual property rights in relation to combination therapies consisting of PI3K inhibitor drugs, and one or more immunotherapy or PARP inhibitor drugs (PI3K combination). The competition for collaborators is significant, and the negotiation process is time-consuming and complex. Any new collaboration may be on terms that are not optimal for us, and we may not be able to maintain any new or existing collaboration if, for example, development or approval of a product candidate is delayed, sales of an approved product candidate do not meet expectations or the collaborator discontinues the collaboration. Any such collaboration, or other strategic transaction, may require us to incur non-recurring or other charges, increase our expenditures, pose significant integration or implementation challenges or disrupt our management or business.

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

The Company previously identified material weaknesses in connection with its internal control over financial reporting. Although the Company has remediated these material weaknesses, the Company may identify other material weaknesses in the future, which could have a significant adverse effect on its business and the trading price of the ADSs.

For the year ended 30 June 2025, pursuant to Section 404 of the Sarbanes-Oxley Act, the Company was required to furnish a report by our senior management on our internal control over financial reporting. This report is required to include disclosure of any material weaknesses identified by the Company’s management in its internal control over financial reporting. However, while the Company remains an non-accelerated filer, it will not be required to include an attestation report on internal control over financial reporting issued by the Company’s independent registered public accounting firm. To achieve compliance with Section 404 of the Sarbanes-Oxley Act, the Company has been engaged in a process to document and evaluate its internal control over financial reporting, which is both costly and challenging. In this regard, the Company will need to continue to dedicate internal resources, potentially continue to engage outside consultants and adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting.

Effective internal controls over financial reporting are necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, are designed to prevent fraud. Any failure to implement required new or improved controls, or difficulties encountered in their implementation, could cause us to fail to meet our reporting obligations. In addition, we may identify deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses or that may require prospective or retroactive changes to our financial statements or identify other areas for further attention or improvement. Inferior internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our ADSs. For example, management previously reported, in the Company’s Annual Report for the year ended 30 June 2023, a material weakness in its internal control over financial reporting related to the incorrect application of accounting standards in relation to the acquisition of the EVT-801 intangible asset and the related contingent consideration. The calculation was found to contain errors as discounting for the time value of money was not considered on initial recognition. This was the result of a lack of personnel with specialist accounting knowledge. The material weakness as reported in the Company’s Annual Report for the year ended 30 June 2023 has been remediated as of 30 June 2024. However, we may identify other material weaknesses in the future, which could have a significant adverse effect on its business and the trading price of the ADSs.

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

We have not carried out any formal analysis as to whether we have met the COT or, failing the COT, the SBT or similar business test over relevant periods. In addition, future shareholding changes may result in a significant ownership change for us. It is therefore uncertain as to whether any of our tax losses carried forward as of 30 June 2025 will be available to be carried forward and available to offset our assessable income, if any, in future periods.

Inadequate funding for the FDA, the SEC, the National Institutes of Health (“NIH”), and other government agencies, including from government shutdowns, or other disruptions to these agencies’ staffing and operations, could hinder their ability to hire and retain key leadership and other personnel, prevent new products and services from being developed or commercialized in a timely manner or otherwise prevent those agencies from performing normal business functions on which the operation of our business may rely, which could negatively impact our business.

Currently, federal agencies in the U.S. are operating under a federal government shutdown due to the expiration of the continuing resolution on September 30, 2025. The duration of the current government shutdown is unknown. In addition, the current U.S. administration is focused on reducing costs of the federal government generally, including significantly reducing the number of government employees. Without appropriation of additional funding to federal agencies, our business operations related to our product development activities for the U.S. market could be impacted. The ability of the FDA to review and approve new products and NIH’s ability to conduct and partner with industry on important research can be affected by a variety of factors, including government budget and funding levels, the ability to hire and retain key personnel and accept the payment of user fees, layoffs, and statutory, regulatory and policy changes. Average review times at the agency have fluctuated in recent years as a result. In addition, government funding of the SEC and other government agencies on which our operations may rely, including those that fund research and development activities, is subject to the political process, including executive and congressional priorities, which is inherently fluid and unpredictable.

Disruptions at the FDA and other federal agencies, including substantial leadership departures, personnel cuts, and policy changes, may also slow the time necessary for new drugs to be reviewed and/or approved, which would harm our business. Changes and cuts in FDA staffing have been reported by some within the pharmaceutical industry as creating instances of delays in the FDA’s responsiveness or in its ability to review IND submissions or applications, issue regulations or guidance, or implement or enforce regulatory requirements in a timely fashion or at all.

There is also substantial uncertainty as to how regulatory reform measures being implemented by the administration, and other political developments, such as government shutdowns or work stoppages, would impact other U.S. regulatory agencies, such as the FDA, SEC and USPTO, on which our operations rely. For example, over the last several years, the U.S. government has shut down and certain regulatory agencies, such as the FDA and the SEC, have had to furlough critical employees and stop critical activities. In addition, the current U.S. administration has proposed substantial reductions in force at various government agencies that, if applied in a material way, could significantly reduce the FDA’s and other agencies’ capacities to perform their functions in a manner consistent with past practices. If the current U.S. federal government shutdown is prolonged or if the FDA, NIH, SEC or the USPTO experiences significant decreases in funding or personnel, it could significantly impact the ability of the FDA to issues licenses needed for conduct of our clinical trials, the NIH to conduct research or provide grants, and the abilities of the FDA and the USPTO to timely review and process our regulatory submissions, which could have a material adverse effect on our business and our timelines. Further, future government shutdowns could impact our ability to access the public markets and obtain necessary capital in order to properly capitalize and continue our operations.

With the change in the U.S. presidential administration in 2025, there is substantial uncertainty as to whether and how the current administration will seek to modify or revise the requirements and policies of the FDA and other regulatory agencies with jurisdiction over our product candidates and any products for which we obtain approval. This uncertainty could present new challenges and/or opportunities as we navigate development and approval of our product candidates. Additionally, the new administration could issue or promulgate executive orders, regulations, policies or guidance that adversely affect us or create a more challenging or costly environment to pursue the development of new therapeutic candidates.

The U.S. Congress, the current administration, or any new administration may make substantial changes to fiscal, tax, and other federal policies that may adversely affect our business.

Since the start of the Trump administration in 2025, U.S. policy changes have been implemented at a rapid pace and additional changes are likely. Changes to U.S. policy implemented by the U.S. Congress, the current administration or any new administration have impacted and may in the future impact, among other things, the U.S. and global economy, international trade relations, unemployment, immigration, healthcare, taxation, the U.S. regulatory environment, inflation and other areas. Although we cannot predict the impact, if any, of these changes to our business, they could adversely affect our business. Until we know what policy changes are made, whether those policy changes are challenged and subsequently upheld by the court system and how those changes impact our business and the business of our competitors over the long term, we will not know if, overall, we will benefit from them or be negatively affected by them.

Our employees, independent contractors, consultants, collaborators and CROs may engage in misconduct or other improper activities, including non-compliance with regulatory standards and requirements, which could cause significant liability for us and harm our reputation.

We are exposed to the risk that our employees, independent contractors, consultants, collaborators and CROs may engage in fraudulent conduct or other illegal activity. Misconduct by those parties could include intentional, reckless and/or negligent conduct or disclosure of unauthorized activities to us that violates:

•	FDA regulations or similar regulations of comparable non-U.S. regulatory authorities, including those laws requiring the reporting of true, complete and accurate information to such authorities;

•	manufacturing standards;

•	federal and state healthcare fraud and abuse laws and regulations and similar laws and regulations established and enforced by comparable non-U.S. regulatory authorities; and

•	laws that require the reporting of financial information or data accurately.

Activities subject to these laws also involve the improper marketing, use or misrepresentation of information obtained in the course of clinical trials, creating fraudulent data in our preclinical studies or clinical trials or illegal misappropriation of product materials, which could result in regulatory sanctions and serious harm to our reputation. It is not always possible to identify and deter misconduct, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws, standards or regulations. Additionally, we are subject to the risk that a person or government could allege such fraud or other misconduct, even if none occurred. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business and results of operations, including the imposition of civil, criminal and administrative penalties, damages, monetary fines, disgorgement, integrity oversight and reporting obligations, possible exclusion from participation in Medicare, Medicaid and other federal healthcare programs, contractual damages, reputational harm, diminished profits and future earnings, and curtailment of our operations, any of which could have a material adverse effect on our ability to operate our business and our results of operations.

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

Risks Related to Commercialization of Our Product Candidates

The markets for paxalisib for brain cancer and EVT801 for advanced solid tumors, and for any other product candidates we are currently developing or may in the future develop or acquire, may be smaller than we expect.

We have historically focused our research and product development on treatments of brain cancer, advanced breast cancer and advanced solid tumors. We base our market opportunity estimates on a variety of factors, including our estimates of the number of people who have these diseases, the potential scope of our approved product labels, the subset of people with these diseases who have the potential to benefit from treatment with paxalisib, EVT801 or any other current or future product candidates, various pricing scenarios, and our understanding of reimbursement policies for rare diseases in particular countries. These estimates are based on many assumptions and may prove incorrect, and new studies may reduce the estimated incidence or prevalence of these diseases. Estimating market opportunities can be particularly challenging for rare indications, such as the ones we currently address, as epidemiological data is often more limited than for more prevalent indications and can require additional assumptions to assess potential patient populations. If we are unable to identify patients and successfully commercialize paxalisib, EVT801 or any other current or future product candidates with attractive market opportunities, our future product revenues may be smaller than anticipated, and our business may suffer.

Patient identification efforts also influence the ability to address a patient population. If efforts in patient identification are unsuccessful or less impactful than anticipated, for instance, because of a lack of diagnostic initiatives, inadequate disease awareness among healthcare professionals, difficulties in identifying and accessing patients outside of larger treatment centers or otherwise, we may not address the entirety of the opportunity we are seeking. As a result, patients may be difficult to identify and access, the addressable patient population in the countries in which we are seeking authorization and elsewhere may turn out to be lower than expected, or patients may not be otherwise amenable to treatment with our products, all of which would adversely affect our business, financial condition, results of operations and prospects.

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

We are currently developing, and in the future may develop, product candidates in combination with other approved or investigational therapies, and that may expose us to additional risks.

We are currently developing, and may develop future product candidates, for use in combination with one or more currently approved or other investigational therapies. For example, Paxalisib is currently being tested in combination with several other therapies. If any of the investigational therapies do not receive approval, or if any of the approved therapies we currently or may, in the future, use in combination with a current or future product candidate is found defective, removed from the market, or otherwise becomes unavailable, our clinical trials may face significant delays, be suspended, or terminated. Any such events would likely have a material impact on our operations and the development of the affected product candidate(s) and may ultimately prevent the approval of such product candidate or render continued development efforts too costly to proceed.

Even if a current or future product candidate were to receive FDA approval to be commercialized in the U.S. for use in combination with one or more new or existing therapies, we would continue to be subject to the risk that the FDA or similar foreign regulatory authorities could revoke approval of the therapy used in combination with our product candidate or that safety, efficacy, manufacturing or supply issues could arise with any such existing therapies. This could result in our own products being removed from the market or cause material delays in, or the suspension or discontinuation, of our production and/or distribution of the applicable product, as our ability to market any such product will be limited to the extent specified in the FDA’s approval, if granted.

The regulatory approval processes of the FDA and comparable foreign health authorities are lengthy, time consuming, expensive and inherently unpredictable. If we will not be able to obtain regulatory approvals for our products, our business will be substantially harmed.

The time required to obtain approval by the FDA and comparable foreign health authorities is unpredictable, typically takes many years following the commencement of clinical studies and depends upon numerous factors. In addition, approval policies, regulations, or the type and amount of clinical data necessary to gain approval may change during the course of a product candidate’s clinical development and may vary among jurisdictions, which may cause delays in the approval or the decision not to approve a marketing application. The likelihood of such difficulties may be increased by our multi-national development and trials. We have not obtained regulatory approval for any product candidate, and it is possible that none of our existing product candidates or any product candidates we may seek to develop in the future will ever obtain regulatory approval.

•	Applications for our product candidates could fail to receive regulatory approval for many reasons, including but not limited to the following:

•	the FDA or comparable foreign health regulatory authorities may disagree with the design or implementation of our clinical studies;

•	we may be unable to demonstrate to the FDA or comparable foreign health regulatory authorities that a product candidate’s safety-benefit ratio for its proposed indication is acceptable;

•	the population studied in the clinical development program may not be sufficiently broad or representative to assure safety in the full population for which we seek approval;

•	the FDA or comparable foreign health regulatory authorities may disagree with our interpretation of data from preclinical or clinical studies;

•

the data collected from clinical studies of our product candidates may not be sufficient to support the submission of a new drug application, or NDA, or a Biologics License Application, or a BLA, or other submission or to obtain regulatory approval in the United States or elsewhere;

•

the FDA and/or comparable foreign health regulatory authorities may fail to approve the manufacturing processes, test procedures and specifications, or facilities of third-party manufacturers with which we contract for clinical and commercial supplies; and

•	the approval policies or regulations of the FDA or comparable foreign health regulatory authorities may significantly change in a manner rendering our clinical data insufficient for approval.

The approval process is lengthy and expensive. In addition, results of clinical studies are unpredictable and we may fail to obtain regulatory approval to market any of our product candidates, which would significantly harm our business, results of operations, and prospects.

Even if our drug candidates receive regulatory approval, we may still face future development and regulatory difficulties in the same or other jurisdictions, and we and our products will our products will remain subject to regulatory scrutiny.

Our product candidates, if approved, will also be subject to ongoing regulatory requirements for labeling, packaging, storage, advertising, promotion, record-keeping and submission of safety and other post market information. In addition, approved products, manufacturers and manufacturers’ facilities are required to comply with extensive FDA and EMA requirements and requirements of other similar agencies, including ensuring that quality control and manufacturing procedures conform to current good manufacturing practices (“cGMPs”). As such, we and our contract manufacturers will be subject to continual review and periodic inspections to assess compliance with cGMPs. Accordingly, we and others with whom we work must continue to expend time, money and effort in all areas of regulatory compliance, including manufacturing, production and quality control. We will also be required to report certain adverse reactions and production problems, if any, to the FDA and EMA and other similar agencies and to comply with requirements concerning advertising and promotion for our products. Promotional communications with respect to prescription drugs are subject to a variety of legal and regulatory restrictions and must be consistent with the information in the product’s approved label. Accordingly, we may not promote our approved products, if any, for indications or uses for which they are not approved.

If a regulatory agency discovers previously unknown problems with a product, such as adverse events of unanticipated severity or frequency, or disagrees with the promotion, marketing or labeling of a product, such regulatory agency may impose restrictions on that product or us, including requiring withdrawal of the product from the market. If we fail to comply with applicable regulatory requirements, a regulatory agency or enforcement authority may, among other things:

•	issue warning letters;

•	impose civil or criminal penalties;

•	suspend or withdraw regulatory approval;

•	suspend any of our ongoing clinical studies;

•	refuse to approve pending applications or supplements to approved applications submitted by us; or

•	seize or detain products, or require a product recall.

Any government investigation of alleged violations of law could require us to expend significant time and resources in response and could generate negative publicity. Any failure to comply with ongoing regulatory requirements may significantly and adversely affect our ability to commercialize and generate revenue from our product candidates. If regulatory sanctions are applied or if regulatory approval is withdrawn, the value of our company and our operating results will be adversely affected.

If we fail to obtain coverage and reimbursement for paxalisib, EVT801 or any other current or future product candidates in new geographies, it could make it difficult for us to sell paxalisib, EVT801 or any other current or future product candidates profitably.

The success of paxalisib, EVT801 and any of our other current or future product candidates, if approved, depends on the availability of adequate coverage and reimbursement from third-party payors. Because paxalisib, EVT801 and any other current or future product candidates represent new approaches to the treatment of the diseases they target, we cannot be sure that coverage and reimbursement will be available for, or accurately estimate the potential revenue from, paxalisib, EVT801 and any other current or future product candidates or for any product that we may develop. If we are unable to obtain adequate levels of reimbursement, our ability to successfully market and sell any such product candidates will be adversely affected. The manner and level at which reimbursement is provided for services related to any current or future product candidates we may develop (e.g., for the administration of our product candidate to patients) is also important. Inadequate reimbursement for such services may lead to physician and payor resistance and adversely affect our ability to market or sell paxalisib, EVT801 or any other current or future product candidates we may develop. In addition, we may need to develop new reimbursement models, in order to realize adequate value. Payors may not be able or willing to adopt such new models and patients may be unable to afford that portion of the cost that such models may require them to bear. If we determine such new models are necessary, but we are unsuccessful in developing them, or if payors do not adopt such models, our business, financial condition, results of operations and prospects could be adversely affected.

Patients who are provided medical treatment for their conditions generally rely on third-party payors to reimburse all or part of the costs associated with their treatment. Adequate coverage and reimbursement from governmental healthcare programs, such as Medicare and Medicaid, and commercial payors, such as private health insurers and health maintenance organizations, are critical to new product acceptance. Government authorities and other third-party payors decide which drugs and treatments they will cover and the reimbursement amount. Coverage and reimbursement by a third-party payor may depend upon a number of factors.

In the U.S., no uniform policy of coverage and reimbursement for products exists among third-party payors. As a result, obtaining coverage and reimbursement approval of a product from a government or other third-party payor is a time consuming and costly process that could require us to provide to each payor supporting scientific, clinical and cost-effectiveness data for the use of our products on a payor-by-payor basis, with no assurance that coverage and adequate reimbursement from third-party payors will be obtained. There is significant uncertainty related to the insurance coverage and reimbursement of newly approved products, which uncertainty may be heightened where the product is subject to post-marketing conditions or requirements to provide additional clinical data. In the U.S., the principal decisions about reimbursement for new medicines are typically made by the Centers for Medicare & Medicaid Services (“CMS”), an agency within the U.S. Department of Health and Human Services, as CMS decides whether and to what extent a new medicine will be covered and reimbursed under Medicare. Private payors tend to follow CMS to a substantial degree. Even if we obtain coverage for a given product, the resulting reimbursement payment rates might not be adequate for us to achieve or sustain profitability or may require co-payments that patients find unacceptably high. Future coverage and reimbursement may be subject to increased restrictions, such as prior authorization requirements, both in the U.S. and in international markets. Orphan drugs are typically placed on the highest cost-sharing tier and a substantial percentage are subject to prior authorization requirements. Reimbursement agencies in the EU may be more conservative than CMS.

Outside the U.S., international operations are generally subject to extensive governmental price controls and other market regulations, and we believe the increasing emphasis on cost-containment initiatives in Canada, the EU and other countries has and will continue to put pressure on the pricing and usage of drug products such as paxalisib, EVT801 and any other current or future product candidates we may develop, if approved. We may also incur additional challenges when seeking reimbursement from public and private payers where paxalisib, EVT801 or any future product candidate has been approved subject to post-marketing conditions. Moreover, we might obtain marketing approval for a product in a particular country, but then be subject to price regulations that delay or might even prevent our commercial launch of the product, possibly for lengthy periods of time. To obtain reimbursement or pricing approval in some countries, we may be required to conduct a clinical trial that compares the cost-effectiveness of our product candidate to other available therapies. In general, the prices of products under such systems are substantially lower than in the U.S. Other countries allow companies to fix their own prices for products but monitor and control company profits. Additional foreign price controls or other changes in pricing regulation could restrict the amount that we are able to charge for product candidates. Accordingly, in markets outside the U.S., the reimbursement for paxalisib, EVT801 and any other current or future product candidates we may develop may be reduced compared with the U.S. and may be insufficient to generate commercially reasonable revenues and profits.

Ongoing healthcare legislative and regulatory reform measures may have a material adverse effect on our business and results of operations.

Changes in regulations, statutes or the interpretation of existing regulations could impact our business in the future by requiring, for example: (i) changes to our manufacturing arrangements; (ii) additions or modifications to product labeling; (iii) the recall or discontinuation of our products; or (iv) additional record-keeping requirements. If any such changes were to be imposed, they could adversely affect the operation of our business.

On April 15, 2025, the Trump Administration published Executive Order 14273, “Lowering Drug Prices by Once Again Putting Americans First,” which generally directs the federal government to take measures to reduce drug prices, including eliminating the so-called “pill penalty” under the Inflation Reduction Act that creates a distinction between small molecule and large molecule products for purposes of determining when a drug may be eligible for drug price negotiation. On May 12, 2025, the Trump Administration published Executive Order 14297, “Delivering Most-Favored-Nation Prescription Drug Pricing to American Patients” which generally, among other things, directs the federal government to establish and communicate most-favored-nation price targets to pharmaceutical manufacturers to bring prices for American patients in line with comparably developed nations. Further, the Executive Order directs the federal government to support regulatory paths to allow direct-to-patient sales for companies that meet these targets. It also states that the Administration will take additional aggressive action (for example, examining whether marketing approvals should be modified or rescinded or opening the door for individual drug importation waivers) should manufacturers fail to offer American consumers the most-favored-nation lowest price. It also directs the Secretary of Commerce and the U.S. Trade Representative to “take all necessary and appropriate action to ensure foreign countries are not engaged in any act, policy, or practice that may be unreasonable or discriminatory or that may impair United States national security . . . including by suppressing the price of pharmaceutical products below fair market value in foreign countries.” Notably, a similar “Most Favored Nation” pricing rule enacted under the first Trump Administration was subject to an injunction resulting from judicial challenges to the rule, which was formally rescinded by the former Biden Administration in August 2021.

In addition, at the state level, legislatures have increasingly passed legislation and implemented regulations similar to those under consideration at the federal level, as well as laws designed to control pharmaceutical and biotherapeutic product pricing, including restrictions on pricing or reimbursement at the state government level, limitations on discounts to patients, marketing cost disclosure and transparency measures, restrictions or other limitations on patient assistance, and, in some cases, policies to encourage importation from other countries (subject to federal approval) and bulk purchasing. Certain states are also pursuing cost containment efforts through Prescription Drug Affordability Boards (“PDABs”), and similar entities.

We cannot predict the initiatives that may be adopted in the future. The continuing efforts of the government, insurance companies, managed care organizations and other payors of healthcare services to contain or reduce costs of healthcare and/or impose price controls may adversely affect:

•	the demand for paxalisib and EVT801 or any other current or future product candidates;

•	our ability to set a price that we believe is fair for our approved products;

•	our ability to generate revenue and achieve or maintain profitability;

•	the level of taxes that we are required to pay; and

•	the availability of capital.

These laws and future state and federal healthcare reform measures that may be adopted in the future may result in additional reductions in Medicare and other healthcare funding and otherwise affect the prices we may obtain for paxalisib, EVT801 or any other current or future product candidates for which we may obtain regulatory approval or the frequency with which any such product candidate is prescribed or used. For example, the Inflation Reduction Act of 2022 (“IRA”), contains provisions that require companies to pay rebates to Medicare for certain drug prices that increase faster than inflation. In addition, any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from private payors. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, sustain profitability or commercialize our product candidates.

Moreover, increasing efforts by governmental and third-party payors in the U.S. and abroad to cap or reduce healthcare costs may cause such organizations to limit both coverage and the level of reimbursement for newly approved products and, as a result, they may not cover or provide adequate payment for our product candidates. There has been increasing legislative and enforcement interest in the U.S. with respect to specialty drug pricing practices. Specifically, there have been several recent U.S. Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to drug pricing, reduce the cost of prescription drugs under Medicare, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drugs. The effect of these reform efforts on our business and the healthcare industry in general is not yet known.

Additional state and federal healthcare reform measures are expected to be adopted in the future, any of which could limit the amounts that federal and state governments will pay for healthcare products and services, which could result in reduced demand for certain pharmaceutical products or additional pricing pressures.

While some of these and other proposed measures may require additional authorization to become effective, Congress and the Biden Trump administration have each indicated that it will continue to seek new legislative and/or administrative measures to decrease pharmaceutical prices in the United States.

Governments outside the U.S. may impose strict price controls, which may adversely affect our revenues, if any.

In some countries, including Canada and certain Member States of the EU, the pricing of prescription drugs is, in part, subject to governmental control. Additional countries may adopt similar approaches to the pricing of prescription drugs. In such countries, pricing negotiations with governmental authorities can take considerable time after receipt of regulatory approval for a product. In addition, there can be considerable pressure by governments and other stakeholders on prices and reimbursement levels, including as part of cost containment measures. Political, economic and regulatory developments may further complicate pricing negotiations, and pricing negotiations may continue after coverage and reimbursement have been obtained. Reference pricing used by various countries and parallel distribution, or arbitrage between low-priced and high-priced countries, can further reduce prices. In some countries, we may be required to conduct a clinical trial or other trials that compare the cost-effectiveness of paxalisib, EVT801 or any other current or future product candidates to other available therapies in order to obtain or maintain reimbursement or pricing approval, which is time-consuming and costly. We cannot be sure that such prices and reimbursement will be acceptable to us. Publication of discounts by third-party payors or authorities may lead to further pressure on the prices or reimbursement levels within the country of publication and other countries. If pricing is set at unsatisfactory levels or if reimbursement of our products is unavailable or limited in scope or amount, our revenues from sales by us or our strategic partners and the potential profitability of paxalisib, EVT801 or any other current or future product candidates in those countries would be negatively affected.

Compliance with global privacy and data security requirements could result in additional costs and liabilities to us or inhibit our ability to collect and process data globally, and the failure to comply with such requirements could subject us to significant fines and penalties, which may have a material adverse effect on our business, financial condition or results of operations.

The regulatory framework for the collection, use, safeguarding, sharing, transfer and other information processing worldwide is rapidly evolving and is likely to remain uncertain for the foreseeable future. Globally, virtually every jurisdiction in which we operate has established its own data security and privacy frameworks with which we must comply. For example, the collection, use, disclosure, transfer, or other processing of personal data regarding individuals in the European Economic Area (the “EEA”), including personal health data, is subject to the EU General Data Protection Regulation (the “GDPR”), and similarly, processing of personal data regarding individuals in the UK, including personal health data, is subject to the UK General Data Protection Regulation and the UK Data Protection Act 2018 (collectively, the “UK GDPR,” and together with the EU GDPR, the “GDPR”). The GDPR is wide-ranging in scope and imposes numerous requirements on companies that process personal data, including requirements relating to processing health and other sensitive data, obtaining the consent of the individuals to whom the personal data relates, providing detailed information to individuals regarding data processing activities, implementing safeguards to protect the security and confidentiality of personal data, providing notification of data breaches, and taking certain measures when engaging third-party processors. The GDPR also imposes strict rules on the transfer of personal data to countries outside the EEA/UK that are not considered by the European Commission and the UK government as providing “adequate” protection to personal data, including the U.S., and, as a result, increases the scrutiny that clinical trial sites located in the EEA should apply to transfers of personal data from such sites to countries that are considered to lack an adequate level of data protection, such as the U.S. Such transfers of personal data outside of the EEA and UK are prohibited unless a valid GDPR transfer mechanism (for example, the European Commission approved Standard Contractual Clauses, or SCCs, and the UK International Data Transfer Agreement/Addendum, or UK IDTA) has been put in place. Where relying on the SCCs /UK IDTA for data transfers, we may also be required to carry out transfer impact assessments to assess whether the recipient is subject to local laws which allow public authority access to personal data. The international transfer obligations under the EEA/UK data protection regimes will require significant effort and cost, and may result in us needing to make strategic considerations around where EEA/UK personal data is transferred and which service providers we can utilize for the processing of EEA/UK personal data. Any inability to transfer personal data from the EEA and UK to the United States in compliance with data protection laws may impede our ability to conduct trials and may adversely affect our business and financial position. The GDPR also permits data protection authorities to require the destruction of improperly gathered or used personal information and or impose substantial fines for violations of the GDPR, which can be up to four percent of global revenues or €20 million (£17.5 million under the UK GDPR), whichever is greater and it also confers a private right of action on data subjects and consumer associations to lodge complaints with supervisory authorities, seek judicial remedies, and obtain compensation for damages resulting from violations of the GDPR. Although the UK is regarded as a third country under the EU GDPR, the European Commission has now issued a decision recognizing the UK as providing adequate protection under the EU GDPR, or Adequacy Decision, and, therefore, transfers of personal data originating in the EEA to the UK remain unrestricted. The UK Government has introduced a Data Protection and Digital Information Bill, or UK Bill, into the UK legislative process to reform the UK’s data protection regime, and if passed, the final version of the UK Bill may have the effect of further altering the similarities between the UK and EEA data protection regimes and threaten the UK Adequacy Decision from the European Commission, which may lead to additional compliance costs for us and could increase our overall risk. It is unclear how UK data protection laws and regulations will develop in the medium to longer term, and how data transfers to and from the UK will be regulated in the long term. Although the EU GDPR and the EU GDPR currently impose substantially similar obligations, it is possible that over the time the UK GDPR could become less aligned with the EU GDPR. In addition, EU member states have adopted national laws to supplement the EU GDPR, which may partially deviate from the EU GDPR, and the competent authorities in the EU Member States may interpret EU GDPR obligations slightly differently from country to country, such that we do not expect to operate in a uniform legal landscape in the EEA with respect to data protection regulations. The potential of the respective provisions and enforcement of the EU GDPR and UK GDPR further diverging in the future creates additional regulatory challenges and uncertainties for us. The lack of clarity on future UK laws and regulations and their interaction with EU laws and regulations could add legal risk, uncertainty, complexity and cost to the handling of European personal data and our privacy and data security compliance programs could require us to implement different compliance measures for the UK and EEA.

Similar legal requirements are either in place or are being proposed in the U.S. There are a broad variety of data protection laws that are applicable to our activities, and a wide range of enforcement agencies at both the state and federal levels that can review companies for privacy and data security concerns based on general consumer protection laws. The Federal Trade Commission and state Attorneys General are all aggressive in reviewing consumers’ privacy and data security protections. New laws also are being considered at both the state and federal levels. For example, the California Consumer Privacy Act—which went into effect on January 1, 2020 and which was recently amended by the California Privacy Rights Act —is creating similar risks and obligations as those created by GDPR. Though the Act does exempt certain information collected as part of a clinical trial subject to the Federal Policy for the Protection of Human Subjects, or the Common Rule, it does apply to other personal information that we may otherwise handle, such as personal information collected in a business to business context and personal information collected from employees, applicants and retirees residing in California. Similar broad consumer privacy laws have already been passed in numerous states, and laws in Virginia, Colorado and Connecticut already have entered into force. In addition, bills for broad consumer privacy laws are being considered in numerous other states and at the federal level.

Compliance with the above requirements and any other data privacy and data security laws and regulations is a rigorous and time-intensive process and requires significant resources and an ongoing review of our technologies, systems and practices, as well as those of any third-party collaborators, service providers, contractors or consultants that process or transfer personal data. The GDPR and other changes in laws or regulations associated with the enhanced protection of certain types of sensitive data, such as healthcare data or other personal information from our clinical trials, could require us to change our business practices and put in place additional compliance mechanisms, may interrupt or delay our development, regulatory and commercialization activities and increase our cost of doing business, and could lead to government enforcement actions, private litigation and significant fines and penalties against us and could have a material adverse effect on our business, financial condition or results of operations.

Artificial intelligence presents risks and challenges that can impact our business including by posing security risks to our confidential information, proprietary information, and personal data.

Issues in the development and use of artificial intelligence, combined with an uncertain regulatory environment, may result in reputational harm, liability, or other adverse consequences to our business operations. As with many technological innovations, artificial intelligence presents risks and challenges that could impact our business. We may adopt and integrate generative artificial intelligence tools into our systems for specific use cases reviewed by legal and information security. Our vendors may incorporate generative artificial intelligence tools into their offerings without disclosing this use to us, and the providers of these generative artificial intelligence tools may not meet existing or rapidly evolving regulatory or industry standards with respect to privacy and data protection and may inhibit our or our vendors’ ability to maintain an adequate level of service and experience. If we, our vendors, or our third-party partners experience an actual or perceived breach or privacy or security incident because of the use of generative artificial intelligence, we may lose valuable intellectual property and confidential information and our reputation and the public perception of the effectiveness of our security measures could be harmed. Further, bad actors around the world use increasingly sophisticated methods, including the use of artificial intelligence, to engage in illegal activities involving the theft and misuse of personal information, confidential information, and intellectual property. Any of these outcomes could damage our reputation, result in the loss of valuable property and information, and adversely impact our business.

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

Even if they are unchallenged, our patents and pending patent applications, if issued, may not provide us with any meaningful protection or prevent competitors from designing around our patent claims to circumvent our patents by developing similar or alternative technologies or therapeutics in a non-infringing manner. For example, a third party may develop a competitive therapy that provides benefits similar to one or more of our product candidates but that uses a formulation and/or a device that falls outside the scope of our patent protection. If the patent protection provided by the patents and patent applications we hold or pursue with respect to our product candidates is not sufficiently broad to impede such competition, our ability to successfully commercialize our product candidates could be negatively affected, which would harm our business. Similar risks would apply to any patents or patent applications that we may own and those which we may license in the future. In many cases, in-licensed intellectual property is at greater risk, as we may not have access to all information or to prosecution and other aspects of the acquisition, maintenance and enforcement of the in-licensed intellectual property.

Patent positions of life sciences companies can be uncertain and involve complex factual and legal questions. The scope of patent protection in jurisdictions outside of the United States is also uncertain. Changes in either the patent laws or their interpretation in any jurisdiction that we seek patent protection may diminish our ability to protect our inventions, maintain and enforce our intellectual property rights; and, more generally, may affect the value of our intellectual property, including the narrowing of the scope of our patents and any that we may license.

The patent prosecution process is complex, expensive, time-consuming and inconsistent across jurisdictions. We may not be able to file, prosecute, maintain, enforce, or license all necessary or desirable patent rights at a commercially reasonable cost or in a timely manner. In addition, we may not pursue or obtain patent protection in all relevant markets. It is possible that we will fail to identify important patentable aspects of our research and development efforts in time to obtain appropriate or any patent protection. While we enter into non-disclosure and confidentiality agreements with parties who have access to confidential or patentable aspects of our research and development efforts, including for example, our employees, corporate collaborators, external academic scientific collaborators, CROs, contract manufacturers, consultants, advisors and other third parties, any of these parties may breach the agreements and disclose such output before a patent application is filed, thereby endangering our ability to seek patent protection. In addition, publications of discoveries in the scientific and scholarly literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until 18 months after filing, or in some cases not until issuance as a patent. Consequently, we cannot be certain that we were the first to file for patent protection on the inventions claimed in our patents or pending patent applications.

Courts outside the United States are sometimes less willing to protect trade secrets. If we choose to go to court to stop a third party from using any of our trade secrets, we may incur substantial costs. These lawsuits may consume our time and other resources even if we are successful. For example, significant elements of our products, including confidential aspects of sample preparation, methods of manufacturing, cell culturing conditions, computational-biological algorithms, and related processes and software, are based on unpatented trade secrets. Although we take steps to protect our proprietary information and trade secrets, including through contractual means with our employees and consultants, third parties may independently develop substantially equivalent proprietary information and techniques or otherwise gain access to our trade secrets or disclose our technology.

We may not be able to meaningfully protect our trade secrets. It is our policy to require our employees, consultants, outside scientific collaborators, sponsored researchers and other advisors to execute confidentiality agreements upon the commencement of employment or consulting relationships with us. These agreements provide that all confidential information concerning our business or financial affairs developed or made known to the individual or entity during the course of the party’s relationship with us is to be kept confidential and not disclosed to third parties except in specific circumstances. In the case of employees, the agreements provide that all inventions conceived by the individual, and which are related to our current or planned business or research and development or made during normal working hours, on our premises or using our equipment or proprietary information, are our exclusive property. In addition, we take other appropriate precautions, such as physical and technological security measures, to guard against misappropriation of our proprietary technology by third parties. We have also adopted policies and conduct training that provides guidance on our expectations, and our advice for best practices, in protecting our trade secrets. Despite these undertakings, we may not be able to effectively protect our trade secrets.

The issuance, scope, validity, enforceability and commercial value of our patent rights are highly uncertain. Further, the scope of the invention claimed in a patent application can be significantly reduced before the patent is issued, and this scope can be reinterpreted after issuance. Even where patent applications we currently own, license, or that we may license in the future issue as patents, they may not issue in a form that will provide us with adequate protection to prevent competitors or other third parties from competing with us, or otherwise provide us with a competitive advantage. Any patents that eventually issue may be challenged, narrowed or invalidated by third parties. Consequently, we do not know whether any of our product candidates will be protectable or remain protected by valid and enforceable patent rights.

The issuance or grant of a patent is not irrefutable as to its inventorship, scope, validity or enforceability, and our patents may be challenged in the courts or patent offices in the United States and abroad. There may be prior art of which we are not aware that may affect the validity or enforceability of a patent claim. There also may be prior art of which we are aware, but which we do not believe affects the validity or enforceability of a claim, which may, nonetheless, ultimately be found to affect the validity or enforceability of a claim. We may in the future, become subject to a third-party pre-issuance submission of prior art or opposition, derivation, revocation, re-examination, post-grant and inter partes review, or interference proceeding and other similar proceedings challenging our patent rights or the patent rights of others in the U.S. Patent and Trademark Office, or the USPTO, or other foreign patent office. An unfavorable determination in any such submission, proceeding or litigation could reduce the scope of, or invalidate, our patent rights, allow third parties to commercialize our technology or products and compete directly with us, without payment to us, or extinguish our ability to manufacture or commercialize products without infringing third-party patent rights.

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

Third-party claims of intellectual property infringement may prevent or delay our product discovery and development efforts.

Our commercial success depends in part on our avoiding infringement of the patents and proprietary rights of third parties. There is a substantial amount of litigation involving the infringement of patents and other intellectual property rights in the biotechnology and pharmaceutical industries. We may be exposed to, or threatened with, future litigation by third parties having patent or other intellectual property rights and who allege that our product candidates, uses and/or other proprietary technologies infringe their intellectual property rights. Numerous U.S. and foreign issued patents and pending patent applications, which are owned by third parties, exist in the fields in which we are developing our product candidates. As the biotechnology and pharmaceutical industries expand and more patents are issued, the risk that our product candidates may give rise to claims of infringement of the patent rights of others increases. Moreover, it is not always clear to industry participants, including us, which patents exist which may be found to cover various types of drugs, products or their methods of use or manufacture. Thus, because of the large number of patents issued and patent applications currently pending in our fields, there may be a risk that third parties may allege they have patent rights which are infringed by our product candidates, technologies or methods.

If a third party alleges that we infringe its intellectual property rights, we may face a number of issues, including, but not limited to:

•

infringement and other intellectual property misappropriation which, regardless of merit, may be expensive and time-consuming to litigate and may divert our management’s attention from our core business;

•

substantial damages for infringement or misappropriation, which we may have to pay if a court decides that the product candidate or technology at issue infringes on or violates the third-party’s rights, and, if the court finds we have willfully infringed intellectual property rights, we could be ordered to pay treble damages and the patent owner’s attorneys’ fees;

•

an injunction prohibiting us from manufacturing, marketing or selling our product candidates, or from using our proprietary technologies, unless the third party agrees to license its patent rights to us;

•

even if a license is available from a third party, we may have to pay substantial royalties, upfront fees and other amounts, and/or grant cross-licenses to intellectual property rights protecting our products; and

•

we may be forced to try to redesign our product candidates or processes so they do not infringe third-party intellectual property rights, an undertaking which may not be possible or which may require substantial monetary expenditures and time.

Some of our competitors may be able to sustain the costs of complex patent litigation more effectively than we can because they have substantially greater resources. In addition, any uncertainties resulting from the initiation and continuation of any litigation could have a material adverse effect on our ability to raise the funds necessary to continue our operations or could otherwise have a material adverse effect on our business, results of operations, financial condition and prospects.

Third parties may assert that we are employing their proprietary technology without authorization. Generally, conducting preclinical and clinical trials and other development activities in the United States is not considered an act of infringement. If one of our product candidates is approved by the FDA, a third party may then seek to enforce its patent by filing a patent infringement lawsuit against us. While we may believe that patent claims or other intellectual property rights of a third party would not have a materially adverse effect on the commercialization of our product candidates, we may be incorrect in this belief, or we may not be able to prove it in litigation. In this regard, patents issued in the United States by law enjoy a presumption of validity that can be rebutted only with evidence that is “clear and convincing,” a heightened standard of proof. There may be issued third-party patents of which we are currently unaware with claims to compositions, formulations, methods of manufacture or methods for treatment related to the use or manufacture of our product candidates. Patent applications can take many years to issue. There may be currently pending patent applications which may later result in issued patents that may be infringed by our product candidates. Moreover, we may fail to identify relevant patents or incorrectly conclude that a patent is invalid, not enforceable, exhausted, or not infringed by our activities. If any third-party patents, held now or obtained in the future by a third party, were found by a court of competent jurisdiction to cover the manufacturing process of our product candidates, constructs or molecules used in or formed during the manufacturing process, or any final product or methods use of the product, the holders of any such patents may be able to block our ability to commercialize the product candidate unless we obtained a license under the applicable patents, or until such patents expire or they are finally determined to be held invalid or unenforceable. Similarly, if any third-party patent were held by a court of competent jurisdiction to cover any aspect of our formulations, any combination therapies or patient selection methods, the holders of any such patent may be able to block our ability to develop and commercialize the product candidate unless we obtained a license or until such patent expires or is finally determined to be held invalid or unenforceable. In either case, such a license may not be available on commercially reasonable terms or at all. If we are unable to obtain a necessary license to a third-party patent on commercially reasonable terms, or at all, our ability to commercialize our product candidates may be impaired or delayed, which could in turn significantly harm our business. Even if we obtain a license, it may be non-exclusive, thereby giving our competitors access to the same technologies licensed to us. In addition, if the breadth or strength of protection provided by our patents and patent applications is threatened, it could dissuade companies from collaborating with us to license, develop or commercialize current or future product candidates.

Parties making claims against us may seek and obtain injunctive or other equitable relief, which could effectively block our ability to further develop and commercialize our product candidates. Defense of these claims, regardless of their merit, could involve substantial litigation expense and would be a substantial diversion of employee resources from our business. In the event of a successful claim of infringement against us, we may have to pay substantial damages, including treble damages and attorneys’ fees for willful infringement, obtain one or more licenses from third parties, pay royalties or redesign our infringing products, which may be impossible or require substantial time and monetary expenditure. We cannot predict whether any such license would be available at all or whether it would be available on commercially reasonable terms. Furthermore, even in the absence of litigation, we may need or may choose to obtain licenses from third parties to advance our research or allow commercialization of our product candidates. We may fail to obtain any of these licenses at a reasonable cost or on reasonable terms, if at all. In that event, we would be unable to further develop and commercialize our product candidates, which could harm our business significantly.

We may be involved in lawsuits to protect or enforce our patents or the patents of our licensors, which could be expensive, time-consuming and unsuccessful.

Competitors may infringe our patents or the patents of our licensors. To counter infringement or unauthorized use, we may be required to take legal action to enforce our patents or our licensors’ patents against such infringing activity. Such enforcement proceedings against infringers can be expensive and time-consuming.

In addition, in an infringement proceeding, a court may decide that one or more of our patents is not valid or is unenforceable, or may refuse to stop the other party from using the technology at issue on the grounds that our patents do not cover the compositions or activities in question. An adverse result in any litigation or defense proceedings could put one or more of our patents at risk of being invalidated, held unenforceable, or interpreted narrowly and could put our patent applications at risk of not issuing. Defense against these assertions, non-infringement, invalidity or unenforceability regardless of their merit, would involve substantial litigation expense and would be a substantial diversion of employee resources from our business. In the event of a successful claim of infringement against us, we may have to pay substantial damages, including treble damages and attorneys’ fees for willful infringement, obtain one or more licenses from third parties, pay royalties or redesign our infringing products, which may be impossible or require substantial time and monetary expenditure.

Post-grant proceedings provoked by third parties or brought by the USPTO may be brought to determine the validity or priority of inventions with respect to our patents or patent applications or those of our licensors. An unfavorable outcome could result in a loss of our current patent rights and could require us to cease using the related technology or to attempt to license rights to it from the prevailing party. Our business could be harmed if the prevailing party does not offer us a license on commercially reasonable terms. Litigation or post-grant proceedings may result in a decision adverse to our interests and, even if we are successful, may result in substantial costs and distract our management and other employees. We may not be able to prevent, alone or with our licensors, misappropriation of our trade secrets or confidential information, particularly in countries where the laws may not protect those rights as fully as those within the United States.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our common shares.

Changes to patent law in the United States and in foreign jurisdictions could diminish the value of patents in general, thereby impairing our ability to protect our products.

As is the case with other drug and biopharmaceutical companies, our success is heavily dependent on intellectual property, particularly patents. Obtaining and enforcing patents in the drug and biopharmaceutical industry involves both technological and legal complexity, and is therefore costly, time-consuming and inherently uncertain. In addition, the United States has passed wide-ranging patent reform legislation under the AIA. Moreover, recent U.S. Supreme Court rulings have narrowed the scope of patent protection available in certain circumstances and weakened the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained. Depending on decisions by the U.S. Congress, the federal courts, and the USPTO, the laws and regulations governing patents could change in unpredictable ways that would weaken our ability to obtain new patents or to enforce our existing patents and patents that we might obtain in the future. We cannot predict how future decisions by the courts, Congress or the USPTO may impact the value of our patents. Similarly, any adverse changes in the patent laws of other jurisdictions could have a material adverse effect on our business and financial condition. Changes in the laws and regulations governing patents in other jurisdictions could similarly have an adverse effect on our ability to obtain and effectively enforce our patent rights.

We have limited foreign intellectual property rights and may not be able to protect our intellectual property rights throughout the world.

Certain of our key patent families have been filed in the United States; however, we have less robust intellectual property rights outside the United States, and, in particular, we may not be able to pursue patent coverage of our product candidates in certain countries outside of the United States. Filing, prosecuting and defending patents on product candidates in all countries throughout the world would be prohibitively expensive, and our intellectual property rights in some countries outside the United States may be less extensive than those in the United States. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the United States. The breadth and strength of our patents issued in foreign jurisdictions or regions may not be the same as the corresponding patents issued in the United States. Consequently, we may not be able to prevent third parties from practicing our inventions in all countries outside the United States, or from selling or importing products made using our inventions in and into the United States or other jurisdictions. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and further, may export otherwise infringing products to certain territories where we have patent protection, but enforcement is not as strong as that in the United States. These products may compete with our products and our patents or other intellectual property rights may not be effective or sufficient to prevent them from competing. Most of our patent portfolio is at the very early stage. We will need to decide whether and in which jurisdictions to pursue protection for the various inventions in our portfolio prior to applicable deadlines.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents, trade secrets and other intellectual property protections, particularly those relating to drug and biopharmaceutical products. This difficulty with enforcing patents could make it difficult for us to stop the infringement of our patents or marketing of competing products otherwise generally in violation of our proprietary rights. Proceedings to enforce our patent rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly, put our patent applications at risk of not issuing and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

We may be subject to claims challenging the inventorship or ownership of our patents and other intellectual property.

We generally enter into confidentiality and intellectual property assignment agreements with our employees, consultants, and contractors. These agreements generally provide that inventions conceived by the party in the course of rendering services to us will be our exclusive property. However, those agreements may not be honored and may not effectively assign intellectual property rights to us. Moreover, there may be some circumstances, where we are unable to negotiate for such ownership rights. Disputes regarding ownership or inventorship of intellectual property can also arise in other contexts, such as collaborations and sponsored research. If we are subject to a dispute challenging our rights in or to patents or other intellectual property, such a dispute could be expensive and time-consuming. If we were unsuccessful, we could lose valuable rights in intellectual property that we regard as our own.

We may be subject to claims that our employees, consultants or independent contractors have wrongfully used or disclosed confidential information of third parties.

We have received confidential and proprietary information from third parties. In addition, we employ individuals who were previously employed at other biotechnology or pharmaceutical companies. We may be subject to claims that we or our employees, consultants or independent contractors have inadvertently or otherwise used or disclosed confidential information of these third parties or our employees’ former employers or our consultants’ or contractors’ current or former clients or customers. Litigation may be necessary to defend against these claims. Even if we are successful in defending against these claims, litigation could result in substantial cost and be a distraction to our management and employees. If we are not successful, we could lose access or exclusive access to valuable intellectual property.

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

Our reliance on third parties for research and development and manufacturing requires us to share our trade secrets, which increases the possibility that our trade secrets will be misappropriated or disclosed, and confidentiality agreements with employees and third parties may not adequately prevent disclosure of trade secrets and protect other proprietary information.

We consider proprietary trade secrets or confidential know-how and unpatented know-how to be important to our business. We may rely on trade secrets or confidential know-how to protect our technology, especially where patent protection is believed by us to be of limited value. We rely on third parties for research and development work, and expect to rely on third parties for future manufacturing of our proprietary product candidate, paxalisib and EVT801, and any other current or future product candidates. We also expect to collaborate with third parties on the development of paxalisib and EVT801, and any other current or future product candidates. As a result of the aforementioned collaborations, we must, at times, share trade secrets with our collaborators.

Trade secrets or confidential know-how can be difficult to maintain as confidential. To protect this type of information against disclosure or appropriation by competitors, our policy is to require our employees, consultants, contractors and advisors to enter into confidentiality agreements and, if applicable, material transfer agreements, consulting agreements or other similar agreements with us prior to beginning research or disclosing proprietary information. These agreements typically limit the rights of the third parties to use or disclose our confidential information, including our trade secrets. However, current or former employees, consultants, contractors and advisers may unintentionally or willfully disclose our confidential information to competitors, and confidentiality agreements may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. The need to share trade secrets and other confidential information increases the risk that such trade secrets become known by our competitors, are inadvertently incorporated into the technology of others, or are disclosed or used in violation of these agreements. Given that our proprietary position is based, in part, on our know-how and trade secrets, a competitor’s discovery of our trade secrets or other unauthorized use or disclosure would impair our competitive position and may have an adverse effect on our business and results of operations. Enforcing a claim that a third party obtained illegally and is using trade secrets or confidential know-how is expensive, time consuming and unpredictable. Moreover, the enforceability of confidentiality agreements may vary from jurisdiction to jurisdiction.

In addition, these agreements typically restrict the ability of our advisors, employees, third-party contractors and consultants to publish data potentially relating to our trade secrets, although our agreements may contain certain limited publication rights. Despite our efforts to protect our trade secrets, our competitors may discover our trade secrets, either through breach of our agreements with third parties, independent development or publication of information by any of our third-party collaborators. A competitor’s discovery of our trade secrets would impair our competitive position and have an adverse impact on our business.

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

The ADSs are listed on the Nasdaq Capital Market. If the Company fails to satisfy the continued listing requirements of Nasdaq, such as the corporate governance requirements or the minimum closing bid price requirement, Nasdaq may take steps to delist the ADSs. Such a delisting would have a negative effect on the price of the Company’s securities, impair the ability to sell or purchase our ADSs when persons wish to do so, and any delisting materially adversely affect the Company’s ability to raise capital or pursue strategic restructuring, refinancing or other transactions on acceptable terms, or at all. Delisting from the Nasdaq Capital Market could also have other negative results, including the potential loss of institutional investor interest and fewer business development opportunities. In the event of a delisting, the Company would attempt to take actions to restore its compliance with Nasdaq’s listing requirements, but the Company can provide no assurance that any such action taken by it would allow the ADSs to become listed again, stabilize the market price or improve the liquidity of the ADSs, prevent the ADSs from dropping below the Nasdaq minimum bid price requirement or prevent future non-compliance with Nasdaq’s listing requirements.

On May 12, 2025, the Company received a notification (the Notification) from the Listing Qualifications Staff of the Nasdaq Stock Market LLC (Nasdaq) notifying the Company that from March 28, 2025 to May 9, 2025, the Company’s Market Value of Listed Securities (MVLS) was below the minimum of $35 million. The Notification has no immediate impact on the Company’s operations or listing and Kazia’s American Depositary Shares (ADSs) will continue to trade on the Nasdaq Capital Market under the ticker “KZIA”. In accordance with Nasdaq Listing Rule 5810(c)(3)(C), the Company has 180 calendar days to regain compliance with the MVLS Requirement. Such notification stated that, to regain compliance with the MVLS Requirement, our MVLS must close at $35 million or more for a minimum of ten consecutive business days during the compliance period ending on November 10, 2025. Additionally, the Notice also stated that as of May 9, 2025, the Company did not meet the alternatives of maintaining minimum stockholders’ equity requirement of $2.5 million or net income from continuing operations of $0.5 million in its most recently completed fiscal year or in two of its three most recently completed fiscal years per Listing Rule 5550(b)(3), and as such, the Company did not comply with the Listing Rule 5550 for continued listing on the Nasdaq Capital Market.

However, if we do not regain compliance with the relevant listing requirement during the applicable compliance period, Nasdaq will notify us in writing of its determination to delist our ADSs, at which point we would have an opportunity to appeal the delisting determination. However, there can be no assurance that, if we receive a delisting notice from the Staff and appeal the delisting determination, such appeal would be successful. We intend to actively monitor our MVLS and will take all reasonable measures available to us to regain compliance with the MVLS requirement. There can be no assurance that we will be able to regain compliance with this listing requirement or otherwise maintain compliance with any other listing requirements.

We cannot assure you that we will regain compliance with the MVLS requirement or remain in compliance with all applicable requirements for continued listing on Nasdaq. If we fail to regain or sustain compliance with all applicable requirements for continued listing on Nasdaq, the ADSs may be subject to delisting by Nasdaq.

This could inhibit the ability of holders of the ADSs to trade their ADSs in the open market, thereby severely limiting the liquidity of such ADSs. Although holders of the ADSs may be able to trade such ADSs on the over-the-counter market, there can be no assurance that this would occur. Further, the over-the-counter market provides significantly less liquidity than Nasdaq and other national securities exchanges, is thinly traded and highly volatile, has fewer market makers and is not followed by analysts. As a result, your ability to trade or obtain quotations for these securities may be more limited than if they were quoted on Nasdaq or other national securities exchanges.

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

On 11 October 2023, the Company announced its intention to delist from the Australian Securities Exchange (the “ASX”), which became effective on 15 November 2023. Upon completion of the delisting, the Company’s ordinary shares were no longer quoted or traded on the ASX and only the ADSs are listed on the Nasdaq Capital Market, and as a result, shareholders were no longer able to trade their ordinary shares on the ASX. Following the completion of the delisting, the Company’s ordinary shares are only capable of being traded on Nasdaq in the form of ADSs, which will require shareholders to transfer their ordinary shares to ADSs to trade on Nasdaq and engage a suitably qualified Australian broker or a U.S. based broker who is able to trade on Nasdaq, or by off-market, private transactions, which will require shareholders to identify and agree terms with potential purchasers of ordinary shares. In addition, the Company is no longer subject to the ASX Listing Rules. Accordingly, as there is only one market on which to trade the Company’s securities, the delisting of the Company from the ASX may have impaired the development or liquidity of an active trading market for the ADSs in the U.S. and in turn the values of the ADSs.

If the Company fails to comply with the rules under the Sarbanes-Oxley Act of 2002 related to accounting controls and procedures in the future, or, if the Company discovers material weaknesses and other deficiencies in our internal control and accounting procedures, the price of the ADSs could decline significantly and raising capital could be more difficult.

If the Company fails to comply with the rules under the Sarbanes-Oxley Act of 2002 related to disclosure controls and procedures in the future, or, if we discover material weaknesses and other deficiencies in our internal control and accounting procedures, our stock price could decline significantly and raising capital could be more difficult. Section 404 of the Sarbanes-Oxley Act requires annual management assessments of the effectiveness of our internal control over financial reporting. As of 30 June 2025, the Company’s management determined that we had no material weaknesses in our internal control over financial reporting. If material weaknesses or significant deficiencies are discovered or if the Company otherwise fails to achieve and maintain the adequacy of its internal controls, the Company may not be able to ensure that it can conclude on an ongoing basis that it has effective internal controls over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act. Moreover, effective internal controls are necessary for the Company to produce reliable financial reports and are important to helping prevent financial fraud. If the Company cannot provide reliable financial reports or prevent fraud, its business and operating results could be harmed, investors could lose confidence in its reported financial information, and the trading price of the ADSs could drop significantly.

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

Based on the composition of our assets and income, we believe that we were not a PFIC for U.S. federal income tax purposes with respect to our 2024 taxable year or our 2025 taxable year. However, even if we will not be considered a PFIC in the 2024 taxable year or the 2025 taxable year, there can be no assurance that we will not be considered a PFIC in the current taxable year or for any future taxable year. Our treatment as a PFIC could result in a reduction in the after-tax return to the U.S. holders of our ordinary shares or ADSs and would likely cause a reduction in the value of such ordinary shares or ADSs. For U.S. federal income tax purposes, we will be classified as a PFIC for any taxable year in which either (i) 75% or more of our gross income is passive income, or (ii) at least 50% of the average quarterly value of all of our assets for the taxable year produce or are held for the production of passive income. If we are classified as a PFIC for U.S. federal income tax purposes, highly complex rules will apply to U.S. holders owning ordinary shares or ADSs. Accordingly, you are urged to consult your tax advisors regarding the application of such rules. See Item 10-Additional Information-Taxation, United States Federal Income Tax Consequences for a more complete discussion of the U.S. federal income tax risks related to owning and disposing of our ordinary shares or ADSs.

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

Unfavorable macroeconomic conditions or market volatility resulting from national or global economic conditions, including those affecting the financial services industry, could adversely affect our business, financial condition or results of operations.

Adverse macroeconomic conditions or market volatility resulting from national or global economic developments, political unrest, high inflation, elevated interest rates, international tariffs, changes in international trade relationships and military conflicts, such as the ongoing conflict between Russia and Ukraine, potential for significant changes in U.S. policies or regulatory environment or other factors, could materially and adversely affect our business operations. Sanctions imposed by the U.S. and other countries in response to such conflicts may also continue to adversely impact the financial markets and the global economy, and any economic countermeasures by the affected countries or others could exacerbate market and economic instability. For example, in early 2025, the U.S. imposed blanket 10% tariffs on virtually all imports to the U.S. and significantly higher tariffs applicable to imports from many countries, which have resulted in other countries imposing additional tariffs on imports from the U.S., and is likely to continue to result in more retaliatory tariffs. In addition, the current U.S. administration has expressed an intent to impose tariffs on pharmaceutical imports, with the stated policy objective of reshoring pharmaceutical manufacturing to the United States. Among other means, such tariffs may be imposed by the United States under Section 232 of the Trade Expansion Act of 1962, as amended, pursuant to which the U.S. Department of Commerce recently initiated an investigation to determine the effects of importing pharmaceuticals and pharmaceutical ingredients on national security. The Trump administration has continued to broadly impose tariffs, which could lead to corresponding punitive actions by the countries with which the U.S. trades. While certain tariffs have been suspended, modified or temporarily reduced, we cannot predict the results of the U.S. government’s trade negotiations or the outcome of ongoing legal challenges to specific tariff policies. There can be no assurance that deterioration in credit and financial markets and confidence in economic conditions will not occur. For instance, actual events involving limited liquidity, defaults, non-performance or other adverse developments that affect financial institutions, transactional counterparties or other companies in the financial services industry or the financial services industry generally, or concerns or rumors about any events of these kinds or other similar risks, have in the past and may in the future lead to market-wide liquidity problems. Investor concerns regarding the U.S. or international financial systems could result in less favorable commercial financing terms, including higher interest rates or costs and tighter financial and operating covenants, or systemic limitations on access to credit and liquidity sources, thereby making it more difficult for us to acquire financing on acceptable terms or at all. In addition, any deterioration in the macro-economy or financial services industry could lead to losses or defaults by our suppliers, which in turn, could have a material adverse effect on our current and/or planned business operations and our current or projected results of operations and financial condition. Also, current inflationary trends in the global economy may impact salaries and wages, costs of goods and transportation expenses, among other things, and recent and potential future disruptions in access to bank deposits or lending commitments due to bank failures may create market and economic instability. A severe or prolonged economic downturn or additional global financial crises could result in a variety of risks to our business, including weakened demand for any product candidates we develop or our ability to raise additional capital when needed on acceptable terms, if at all.

Further, U.S. government appropriations have been affected by larger U.S. government budgetary issues and related legislation. Government spending levels are difficult to predict beyond the near term due to numerous factors, including the external threat environment, future government priorities and the state of government finances. Significant changes in government spending or changes in U.S. government priorities, policies and requirements could have a material adverse effect on our results of operations, financial condition or liquidity.

Any of the foregoing could harm our business and we cannot anticipate all of the ways in which the current economic climate and financial market conditions could adversely impact our business.

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

The Company’s ADSs, each representing five-hundred Ordinary Shares, trade on the Nasdaq Capital Market under the symbol ‘KZIA’. The Depositary for the Company’s ADSs is The Bank of New York Mellon, 240 Greenwich Street, New York, NY 10286. All information we file with the SEC is available through the SEC’s Electronic Data Gathering, Analysis and Retrieval system, which may be accessed through the SEC’s website at www.sec.gov.

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

Paxalisib was granted orphan drug designation (“ODD”) by the FDA for glioblastoma in February 2018, and for the broader indication of glioma in August 2020 and ODD for atypical rhabdoid/teratoid tumours (“AT/RT”), a rare highly-aggressive childhood brain cancer, in June 2022. The development candidate also received Fast Track designation (“FTD”) for glioblastoma in August 2020, and Rare Pediatric Disease Designation (“RPDD”) for diffuse midline gliomas in August 2020. On July 6, 2023, Kazia announced that Paxalisib had been awarded FTD by the FDA for the treatment of solid tumor brain metastases harboring PI3K pathway mutations in combination with radiation therapy. Collectively, these designations provide opportunities for enhanced access to FDA, a waiver of Prescription Drug Use Fee Act (“PDUFA”) fees, a period of regulatory exclusivity and, in the specific case of RPDD, the potential to secure a pediatric Priority Review Voucher (pPRV) should this program be legislatively extended after statutory sunset dates, and if paxalisib is the first approved product in this indication.

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

On 1 August 2022, the Consolidated Entity announced that it had been informed by GCAR that the Paxalisib arm had not graduated to the second stage of the GBM AGILE study, and that recruitment had therefore completed with approximately 150 patients enrolled to the first stage. Those patients remain ongoing, with initial data obtained in 1H CY2024. The interim ‘graduation’ analysis may have been affected by the rapid and back-loaded recruitment profile of the study and does not preclude a positive outcome in the final data.

On 10 July, 2024, Kazia announced results from the GBM-AGILE study. A total of 313 newly diagnosed unmethylated (“NDU”) patients and recurrent patients being treated at top U.S. cancer hospitals were randomized to either a Paxalisib treatment arm (up to 60 mg/day) or the Standard of Care (“SOC”) concurrent control arm from January 2021 to May 2022. For the primary analysis the median Overall Survival (“OS”) was 14.77 months for Paxalisib-treated NDU patients (n=54) versus 13.84 months for cumulative SOC NDU patients (n=75). For a prespecified secondary analysis in the NDU patients, median OS was 15.54 months in the Paxalisib arm (n=54) versus 11.89 months for concurrent SOC (n=46). In addition, a prespecified sensitivity analysis in NDU patients showed similar median OS difference between Paxalisib treated patients (15.54 months) and concurrent SOC patients (11.70 months). An efficacy signal was not detected in the recurrent disease population (median OS of 9.69 months for concurrent SOC (n=113) versus 8.05 months for Paxalisib (n=100). Based on the totality of clinical and preclinical data from all completed studies of Paxalisib in newly diagnosed unmethylated glioblastoma (GBM), Kazia has met with the U.S. Food and Drug Administration (FDA) in December 2024 to review the results. Following this discussion, the FDA indicated that the current data are not sufficient to support a new drug application (NDA) at this time and recommended that Kazia obtain additional clinical evidence to further characterize Paxalisib’s efficacy and safety in this population. The Company is evaluating these recommendations and potential next steps for Paxalisib, including the design of future clinical studies and potential regulatory pathways.

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

St Jude Children’s Hospital Phase I Study in Diffuse Intrinsic Pontine Glioma (DIPG) (NCT03696355)

In February 2020, the company’s collaborators at St Jude Children’s Research Hospital in Memphis, TN completed recruitment to a phase I investigator- initiated clinical study of Paxalisib in diffuse intrinsic pontine glioma (DIPG), a rare but highly aggressive childhood brain cancer with no approved pharmacological treatments. The St Jude study (NCT03696355) sought to establish a maximum tolerated dose (“MTD”) in the pediatric population before enrolling an expansion cohort to seek definitive signals of efficacy. In September 2019, the company announced that a pediatric MTD of 27 mg/m2 had been determined, which is approximately comparable to the doses used in adult clinical studies. The investigators reported interim data in an oral presentation at the SNO Annual Meeting in November 2020. The study met its primary objective and determined a maximum tolerated dose for pediatric use of 27 mg/m2. 27 patients were recruited, of whom 24 received at least one dose of Paxalisib. The safety profile and pharmacokinetics were highly consistent with the adult data. Clinical study report is anticipated in 2026.

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

MSKCC phase I clinical study in Brain Metastases in Combination with Radiotherapy (NCT04192981)

Paxalisib is the subject of an ongoing phase I clinical study in patients with brain metastases and leptomeningeal metastases who harbor PI3K pathway mutations in combination with radiotherapy sponsored by Memorial Sloan Kettering Cancer Center in New York, NY. Encouraging safety and clinical activity from this study was presented by the lead investigator, Dr. Jonathan Yang in August 2022 at the ASCO/SNO CNS meeting held in Toronto, Canada. Interim data from the first stage of the study indicated that all 9 evaluable patients experienced complete or partial response, representing an overall response rate (ORR) of 100%, according to RANO-BM criteria. The patients comprised a range of primary tumors, with breast cancer the most common, representing one third of patients. The company announced that the phase I expansion cohort had reached an early conclusion based on positive safety data and positive clinical response findings observed to date. Final analyses is ongoing and clinical study report is anticipated in 2026. .

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

Dana Farber Cancer Institute (DFCI) Phase II Study in HER2+ Breast Cancer Brain Metastases in Combination with Trastuzumab (NCT03765983)

Dr Jose Pablo Leone is the Principal Investigator for a phase II study in patients with HER2-positive breast cancer brain metastases, a population for which there are no approved pharmacological treatments, in which Paxalisib is administered in combination with Herceptin (trastuzumab), sponsored by Dana-Farber Cancer Institute in Boston, MA. Study enrollment is complete and final clinical study report is anticipated in 2026.

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

Paxalisib in Advanced Breast Cancer

Preclinical studies conducted in collaboration with QIMR Berghofer demonstrated that Paxalisib, exerts potent epigenetic and immunomodulatory effects in triple-negative breast cancer (TNBC) models. These studies showed that Paxalisib downregulates tumor-intrinsic resistance pathways and enhances immune recognition when combined with checkpoint blockade. The results provided the mechanistic rationale for advancing Paxalisib into a company-sponsored Phase 1b clinical trial evaluating its combination with pembrolizumab (Keytruda®) and chemotherapy in patients with Stage IV TNBC. The ongoing study is designed to establish the recommended Phase 2 dose, assess preliminary safety and efficacy, and explore biomarkers of response. Patient enrollment commenced in 2025, with full enrollment anticipated in 2026. Findings from this program are expected to inform future development of Paxalisib-based immunotherapy regimens in breast cancer and potentially in other solid tumors.

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

Over the course of FY 2024, interim results from the phase I study including clinical and biomarker EVT801 data have been presented at a number of global conferences, including the American Association for Cancer Research (“AACR”) and the European Society for Medical Oncology (“ESMO”). We anticipate providing additional EVT801 updates and presentations of data at future medical conferences. Plans for phase 2 clinical trial are on hold while exploring regional and strategic partnerships.

Significant changes in the state of affairs

There were no significant changes in the state of affairs of the Consolidated Entity during the financial year.

Anticipated milestones

We anticipate that during fiscal year 2026:

•

Completion of enrollment in the company-sponsored Phase 1b clinical trial evaluating Paxalisib in combination with pembrolizumab (Keytruda®) and chemotherapy in patients with advanced triple-negative breast cancer (TNBC);

•	Preliminary analyses from the expanded-access clinical experience with Paxalisib in TNBC will be published, providing additional insight into clinical activity and biomarkers of response;

•

Updated data will be presented from the Phase 2 PNOC022 clinical trial of Paxalisib in combination with ONC201 in pediatric patients with diffuse midline glioma (DMG), including survival outcomes and biomarker correlations; and

•	Preliminary analyses from several investigator initiated studies including Cornell Weill (GBM), Dana Farber (PCNSL) and Alliance (brain mets).

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

Broad Clinical Program Ongoing

Sponsor	Phase	Indication	Registration

PAXALISIB

Kazia Therapeutics	I	Advanced Breast Cancer	ACTRN12624001340527

Global Coalition for Adaptive Research	II / III	Glioblastoma	NCT03970447

Weill Cornell Medicine	II	Glioblastoma (with ketogenesis)	NCT05183204

Alliance for Clinical Trials in Oncology	II	Brain metastases	NCT03994796

Dana-Farber Cancer Institute	II	Breast cancer brain metastases (with Herceptin)	NCT03765983

Dana-Farber Cancer Institute	II	Primary CNS lymphoma	NCT04906096

University of Sydney	I/II	Grade 2/3 IDH-mutant adult gliomas	ACTRN12623000096651

Pacific Pediatric Neuro-Oncology Consortium	II	DIPG (childhood brain cancer)	NCT05009992

Aus. & NZ Children’s Oncology Group	II	Advanced solid tumours in children	NCT06208657

St Jude Children’s Research Hospital	I	DIPG	NCT03696355

Memorial Sloan Kettering Cancer Center	I	Brain metastases (with radiotherapy)	NCT04192981

EVT801

Kazia Therapeutics	I	Advanced solid tumours	NCT05114668

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

Regulatory requirements

Australian Regulatory Requirements

The Therapeutic Goods Act 1989 (“1989 Act”) and its subordinate legislation, sets out the legal requirements for the import, export, manufacture and supply of therapeutic goods, including medicines in Australia. The 1989 Act requires that all therapeutic goods imported into, supplied in, manufactured in or exported from Australia be included in the Australian Register of Therapeutic Goods (“ARTG”), unless specifically exempted or authorized under the 1989 Act.

Medicines with a higher level of risk (prescription medicines, most over-the-counter medicines) are evaluated by the Therapeutic Goods Administration (“TGA”) for quality, safety and efficacy before registration on the ARTG. Medicines with a lower risk (some over the counter medicines and most complementary medicines, including vitamins) are not individually assessed by the TGA for quality, safety and efficacy prior to listing on the ARTG unless they are “assessed listed medicines” which are subject to pre-market TGA assessment of efficacy (but not quality and safety). Medicines included in the ARTG can be identified by the AUST R number (for registered medicines), AUST L number (for listed medicines) and AUST L(A) number (for assessed listed medicines) which appears on the label of the medicine.

In order to include a product on the ARTG, a sponsoring company must make an application to the TGA. The application usually consists of a form accompanied by data presented in the Common Technical Document (CTD) format to support the quality, safety and efficacy of the product for its intended use and payment of a fee. Application details are available on the TGA website www.tga.gov.au.

The standard application process for prescription medicines consists of eight separate phases which are summarized below:

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

3.

First round assessment, which involves consideration by the TGA of the data provided in the application, informal requests for information by the TGA and a formal consolidated “section 31” request for information;

4.

Consolidated section 31 request response, which involves the applicant considering the TGA’s consolidated, section 31 request for information or documents, preparation of a response and sending a response to the TGA (in CTD format);

5.	Second round assessment, which involves the TGA evaluators considering the response provided by the applicant to the section 31 request and completing evaluation of the data;

6.

Expert advisory review, which involves the TGA obtaining independent advice (if required) on issues concerning the application from advisory groups such as the Advisory Committee on Medicines (the main advisory group for prescription medicines);

7.

Decision, which involves the TGA determining whether the application is to be approved (possibly modified or varied) or rejected and imposition of any conditions associated with approval for registration on the ARTG. Where any outstanding issues may affect the decision, this may involve further correspondence with the applicant before the decision is finalised

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

Aside from the standard application pathway outlined above, the TGA has a priority review pathway and a provisional approval pathway which fast tracks the assessment of eligible prescription medicines (both new medicines and new uses for already approved medicines) onto the Australian market.

A medicine may be eligible for priority determination if the following criteria are met:

•	the medicine is a new prescription medicine OR a new indications medicine;

•	an indication of the medicine is the treatment, prevention or diagnosis of a life-threatening or seriously debilitating condition;

•

there are no therapeutic goods that are intended to treat, prevent or diagnose the condition in the ARTG OR if there is such a therapeutic good included in the ARTG, there is substantial evidence demonstrating that the medicine provides a significant improvement in the efficacy or safety of the treatment, prevention or diagnosis of the condition compared to those goods; and

•	there is substantial evidence demonstrating that the medicine provides a major therapeutic advance.

A medicine may be eligible for provisional determination if the following criteria are met:

•	the medicine is a new prescription medicine OR a new indications medicine;

•	an indication of the medicine is the treatment, prevention or diagnosis of a life threatening or seriously debilitating condition;

•

there are no therapeutic goods that are intended to treat, prevent or diagnose the condition on the ARTG OR if there is such a therapeutic good included in the ARTG, there is preliminary clinical data demonstrating that the medicine is likely to provide a significant improvement in the efficacy or safety of the treatment, prevention or diagnosis of the condition compared to those goods;

•	there is preliminary clinical data demonstrating that the medicine is likely to provide a major therapeutic advance; and

•	there is sufficient evidence of a plan to submit comprehensive clinical data on the safety and efficacy of the medicine within 6 years of the date of provisional registration.

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

The European Commission introduced legislative proposals in April 2023 that, if implemented, will replace the current regulatory framework in the EU for all medicines (including those for rare diseases and for children). The European Commission has provided the legislative proposals to the European Parliament and the European Council for their review and approval. In April 2024, the European Parliament adopted its position on the legislative proposals and, in June 2025, the European Council adopted its position. The European Council, European Parliament and European Commission will enter into trilogue negotiations aimed at reaching a consensus on a final version of the legislation.

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

Product and Corporate Developments during Fiscal Year 2025

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

EVT801’s phase I clinical trial was completed and clinical study report is anticipated in 2026.

At-The-Market (ATM) Facility

Kazia established an ‘at-the-market’ equity program (the “ATM facility”) with Oppenheimer & Co. Inc. (“Oppenheimer”), as sales agent, in April 2022. Under the ATM facility, Kazia may offer and sell through Oppenheimer up to an aggregate amount of US$50 million of its ordinary shares, in the form of ADSs. During the fiscal year ended 30 June 2025, Kazia sold an aggregate amount of US$4,556,252 (2024 US$1,656,016) of ADSs under the ATM facility. The agreement with Oppenheimer was terminated in July 2025.

On July 25, 2025, Kazia entered into a new ATM facility pursuant to an At the Market Offering Agreement with Rodman & Renshaw LLC (“Rodman”), as sales agent, under which the Company may offer and sell, from time to time through Rodman, ADSs, each ADS representing five hundred (500) ordinary shares. The offer and sale of the ADSs, if any, will be made pursuant to the Company’s shelf registration statement previously declared effective by the SEC on September 12, 2024, as supplemented by the prospectus supplement relating to the ADSs which may be issued from time to time pursuant to the agreement with Rodman. Pursuant to the agreement with Rodman and the prospectus supplement filed by the Company on July 25, 2025, the Company may offer and sell up to US$1,906,196 of ADSs.

The ATM facility allows Kazia to raise capital dynamically in the open market, with no discount, no warrant coverage, and modest banking fees, allowing it to fund operations with minimal dilution to existing shareholders.

January 2025 Registered Direct Offering and Concurrent Private Placement

On January 10, 2025, Kazia entered into a securities purchase agreement with Alumni Capital LP, pursuant to which the Company issued and sold (A) in a registered direct offering, 553,440 ADSs and the pre-funded warrants to purchase up to 779,893 ADSs, and (B) in a concurrent private placement, the ordinary warrants to purchase up to 1,333,333 ADSs, which have an exercise price of $1.5 per ADS, are exercisable immediately and will expire on July 14, 2030 (the “Ordinary Warrants”). As part of the compensation to Maxim Group LLC, who acted as the placement agent in connection with such offering in January 2025, Kazia issued to Maxim Partners LLC, the designee of Maxim Group LLC, unregistered placement agent warrants (the “Placement Agent Warrants”), to purchase up to an aggregate of 40,000 ADSs at an exercise price of $1.5 per ADS, pursuant to the Placement Agency Agreement between Kazia and Maxim Group LLC. The Placement Agent Warrants expire on July 14, 2030. The net proceeds to the Company from the Offerings were approximately $1.7 million, after deducting placement agent’s fees and estimated offering expenses.

August 2025 Private Placement

On July 31, 2025, Kazia entered into the Securities Purchase Agreements with certain institutional and accredited purchasers (the “Purchasers”) in connection with a private placement of equity securities, pursuant to which Kazia issued and sold (i) 14,204,500 ordinary shares, at a purchase price of $0.0176 per share, and (ii) pre-funded warrants to purchase up to 204,547 ADSs, each ADS representing five hundred ordinary shares, at a purchase price of $8.7999 per pre-funded warrant. Each pre-funded warrant is exercisable for one ADS at an exercise price of $0.0001 per ADS underlying the Pre-Funded Warrant, is immediately exercisable, and will expire when exercised in full. The net proceeds to the Company from the Private Placement were approximately $2 million, after deducting estimated offering expenses.

Voluntary Delisting from ASX

On 11 October 2023 Kazia announced that it submitted a formal application to the ASX to be removed from the official list of the ASX (the “Official List”) in accordance with ASX Listing Rule 17.11. On 15 November 2023, Kazia was removed from the Official List and its ordinary shares ceased to be traded on the ASX.

Equity Line of Credit

On 19 April 2024, Kazia entered into a purchase agreement (the “Purchase Agreement”) with Alumni Capital LP (“Alumni Capital”). Pursuant to the Purchase Agreement, the Company may sell to Alumni Capital up to an aggregate of $15,000,000, of ADSs from time to time during the term of the Purchase Agreement. During the fiscal year ended 30 June 2025, Kazia sold an aggregate amount of US$2,015,435 (A$5,638,016) of ADSs under the Purchase Agreement.

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

On 1 April 2025, Kazia announced that it planned to affect an ADS ratio change to change the ratio of ADSs to ordinary shares from one ADS to one hundred ordinary shares to the new ratio of one ADS to five hundred ordinary shares. The ADS ratio change will have the same effect as a one-for-five reverse ADS split for Kazia’s ADS holders. There will be no change to Kazia’s underlying ordinary shares, and no ordinary shares will be issued or cancelled in connection with the ADS ratio change. The ADS ratio change became effective on 17 April 2025

C. Organizational structure

Kazia Therapeutics Limited is incorporated in Australia and has the following wholly-owned subsidiaries:

Name	Country of incorporation
Kazia Laboratories Pty Ltd	Australia
Kazia Research Pty Ltd	Australia
Kazia Therapeutics Inc.	United States (Delaware)
Glioblast Pty Ltd	Australia

D. Property, plant and equipment

During fiscal year 2025, the Company continued to work out of a serviced office in Sydney that is subject to a renewable one-year workspace license agreement. In addition, the company extended an office membership agreement with Deerfield Management that is subject to renewable one-year agreement at The Cure, Deerfield’s innovation campus at 345 Park Avenue South, New York, NY.

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

A. Operating results

The following discussion relates to our consolidated results of operations, financial condition and capital resources.

The following tables provide a summary of Revenue, Finance income and Other income for the past three fiscal years:

	For the fiscal year ended 30 June,
	2025	2024	2023
	A$’000	A$’000	A$’000
Revenue	42	2,308	—
Finance income	72	12	22
Other income:
Research and development rebate	209	173	—
Other sundry income	1,578	—	1

Total Other income	1,787	173	1

Total Revenue, Finance and Other income	$1,901	2,493	23

Expenses
Research and development expense	(7,326)	(17,380)	(15,564)
General and administrative expense	(8,720)	(13,563)	(8,583)
Impairment of intangible assets	(13,379)	—	—
(Loss) gain on remeasurement of other financial liabilities	(2,478)	1,257	—
Gain on remeasurement of promissory note	—	25	—
Gain on remeasurement of contingent consideration	7,554	119	3,388

Loss before income tax benefit	(22,448)	(27,049)	(20,736)

Loss before income tax benefit	1,746	271	271

Income tax benefit	(20,702)	(26,778)	(20,465)
Loss after income tax benefit
Other comprehensive loss
Items that may be reclassified subsequently to profit or loss
Net exchange difference on translation of financial statements of foreign controlled entities, net of tax	(23)	(8)	110

Other comprehensive loss, net of tax	(23)	(8)	110

Total comprehensive loss	(20,725)	(26,786)	(20,355)

Fiscal year 2025 compared to fiscal year 2024 and fiscal year 2024 compared to fiscal year 2023

Revenue, finance income and other income

In fiscal year 2025, the Company received a grant of A$42 thousand from the sale of Paxalisib to the Michael J Fox Foundation to explore the therapeutic potential of Paxalisib as a treatment for Parkinson’s disease (PD). In fiscal year 2024, the Company generated revenue of A$2.3 million from contracts with customers that was the result of up-front license fees received from partnering transactions pertaining to the out-license agreements entered into for one of the Company’s assets, Paxalisib. During fiscal year 2023, the Company did not generate any revenue from contracts with customers.

The Company earns interest income derived from interest bearing bank accounts, which is directly linked with the amounts held on deposit. The amount of finance income earned increased as a result of increased cash balances as well as higher interest rates in effect during the year.

The Company recognized research and development rebate in fiscal year 2025 of A$209 thousand. The Company recognized research and development rebate in fiscal year 2024 of A$173 thousand. The Company did not recognize any research and development rebate in 2023. We anticipate applying for the rebate in future fiscal years as the Company advances Paxalisib development in Australia.

The Company recognized other income in fiscal year 2025 of A$1.6 million from the sale of cantrixil to Vivesto AB. The Company did not recognize other income in fiscal year 2024. The Company recognized other income in fiscal year 2023 of A$1 thousand.

Expenses

Research and development expenses decreased from A$17.4 million in fiscal year 2024 to A$7.3 million in fiscal year 2025 (-58%). The decrease was mainly a result of lower R&D expenses related EVT-801 and Paxalisib in fiscal year 2025. Research and development expenses increased from A$15.6 million in fiscal year 2023 to A$17.4 million in fiscal year 2024 (12%). The increase was mainly a result of transaction fee expenses of A$6.0 million in fiscal year 2023 partially offset by less clinical expenses relating to Paxalisib and lower personnel costs.

General and administrative costs decreased from A$13.6 million in fiscal year 2024 to A$8.7 million in fiscal year 2025 (36%), due to decreased costs related to the lower directors and officers liability and business insurance costs, capital raising costs, and salaries and wages, partially offset by increase share based payment expense. General and administrative costs increased from A$8.6 million (restated) in fiscal year 2023 to A$13.6 million in fiscal year 2024 (58%), due to increased costs related to the issuance of certain warrants to service providers, audit and NASDAQ fees, offset by lower directors and officers liability and business insurance costs.

Net loss after income tax benefit

The Company’s loss after income tax benefit was A$20.7 million in fiscal year 2025 compared to A$26.8 million in fiscal year 2024. The change was mainly a result of a decrease R&D expenditures and gain on remeasurement of contingent consideration, offset by impairment expense of intangible assets.

The Company’s loss after income tax benefit was A$26.8 million in fiscal year 2024 compared to A$20.5 million in fiscal year 2023. The change was mainly a result of the additional R&D expenditures and a dramatic increase in NASDAQ, legal and audit fees, offset by lower personnel expenses, D&O insurance and public relation costs.

B. Liquidity and capital resources

We have incurred cumulative losses and negative cash flows from operations since our inception and, as of 30 June 2025, we had accumulated losses of A$134.8 million. We anticipate that we will continue to incur losses for at least the next several years. We expect that our research and development expenditure will continue to increase and, as a result, we will need additional capital to fund our operations, which we may raise through a combination of equity offerings, other third-party funding, and other collaborations, strategic alliances and licensing arrangements.

There was a premium funding facility in place in fiscal year 2025, 2024, and 2023 for the insurance program.

As of 30 June 2025, we had cash and cash equivalents of A$4.3 million held in both Australian dollars and U.S. dollars. Cash in excess of immediate requirements is invested in accordance with our investment policy primarily with a view to liquidity and capital preservation. Currently, our cash and cash equivalents are held in bank accounts with approximately 95.9% of funds being held in U.S. dollars.

Going Concern

We expect to consume cash and incur operating losses for the foreseeable future as the Company continues developing its oncology drug candidates. The impact on cash resources and results from operations will vary with the extent and timing of the future clinical trial programs. The consolidated financial statements have been prepared on a going concern basis, which contemplates continuity of normal activities and realization of assets and settlement of liabilities in the normal course of business. As is often the case with drug development companies, the Company’s ability to continue its development activities as a going concern is dependent upon deriving sufficient cash from investors, from licensing and partnering activities and from other sources of revenue such as grant funding. We may be required to delay, scale-back, or eliminate certain of our activities and other aspects of our operations until such time as we are successful in securing additional funding. We are exploring various dilutive and non-dilutive sources of funding, including equity and debt financings, strategic alliances, business development and other sources. Our future success is dependent upon our ability to obtain additional funding. There can be no assurance, however, that we will be successful in obtaining such funding in sufficient amounts, on terms acceptable to us, or at all. Furthermore, under General Instruction I.B.5 to Form F-3 (the “Baby Shelf Rule”) the amount of funds we can raise through primary public offerings of securities in any 12-month period using our registration statement on Form F-3 is limited to one-third of the aggregate market value of the ordinary shares held by non-affiliates of our company, which limitation may change over time based on our stock price, number of ordinary shares outstanding and the percentage of ordinary shares held by non-affiliates. We therefore are limited by the Baby Shelf Rule as of the filing of this Annual Report until such time as our non-affiliate public float exceeds $75 million. There is substantial doubt about our ability to continue as a going concern within one year after the date that the consolidated financial statements for the fiscal year ended 30 June 2025 are issued.

Cash flows

The following table sets forth the sources and uses of cash for the past three fiscal years:

(in A$ thousands)	2025	2024	2023
Net cash used in operating activities	$(13,278)	$(9,581)	$(15,156)
Net cash provided by financing activities	$15,982	$5,985	$12,972

Operating activities. Net cash used in operating activities for the three fiscal years primarily represents net outflows for the cost of our R&D programs and general and administrative costs of running the business. This amount is heavily impacted by the cost of our clinical programs, as well as cost containment measures adopted to manage the general and administrative costs of the business.

Financing activities. Net cash from the financing activities in fiscal year 2025 arose as a result of the placement of warrants and the sale of ordinary shares in the form of ADSs, using our ATM facility. Net cash from the financing activities in fiscal year 2024 arose as a result of the placement of warrants and the sale of ordinary shares in the form of ADSs, using our ATM facility. Net cash from financing activities in fiscal years 2023 arose as a result of professional placements of the Company’s ordinary shares to institutional investors in certain countries as well as Share Purchase Plans to shareholders in Australia. In addition, net cash from financing activities in fiscal years 2025, 2024, and 2023 was the result of the funds received from our sale of ordinary shares using our ATM facility.

As of 30 June 2025 and 2024, the Company did not hold any derivative financial instruments for managing its foreign currency; however, the Company may from time to time enter into hedging arrangements where circumstances are deemed appropriate.

The Company believes that its future ability to fund its operations will depend on deriving sufficient cash from investors through successful capital raises, from licensing and partnering activities, and government grants.

The Company had no commitments for capital expenditures or material contractual obligations at the end of fiscal year 2025 and 2024. The Company continuously pursues opportunities for non-dilutive funding such as grant applications.

The Company cannot provide assurance that it or its subsidiaries will be able to raise the funds necessary to complete the planned clinical trial programs or find appropriate collaboration or licensing opportunities.

The Company does not have any off-balance sheet arrangements.

Financing activities

Equity issues

The Company has historically financed its operations primarily from issuing equity capital. The amounts of ADSs issued by the Company or issuable by the Company upon exercise of warrants and the corresponding purchase price or exercise price disclosed in this section have not been adjusted to reflect the effect of the ADS Ratio Change.

During fiscal year 2024 the Company issued 104,821,670 ordinary shares. The details of those share issues are as follows:

•	In July 2023, the Company issued 8,148,140 ordinary shares at a price of A$0.1856 per share under our ATM facility raising A$1,512,522 before transaction costs.

•	In July 2023, the Company issued 157,120 ordinary shares at a price of A$0.1647 per share under our ATM facility raising A$25,877 before transaction costs.

•	In August 2023, the Company issued 15,000 ordinary shares at a price of A$0.1679 per share under our ATM facility raising A$2,519 before transaction costs.

•	In November 2023, the Company issued 1,066,070 ordinary shares under our ATM facility raising A$107,268 before transaction costs.

•

In December 2023, we issued 26,200,000 ordinary shares in the form of ADSs at a price of US$0.45 per ADS and pre-funded warrants to purchase up to 1,824,445 ADSs representing 18,244,450 ordinary shares at a price of US$0.44 per pre-funded warrant with an exercise price of $0.01 per ADS in a registered direct offering for an aggregate consideration of approximately US$2 million.

•

In December 2023, we issued unregistered warrants to purchase up to 4,444,445 ADSs representing 44,444,450 ordinary shares at an exercise price of US$0.583 per ADS in a private placement for an aggregate consideration of approximately US$2.6 million.

•	December 2023, we issued placement agent warrants to purchase up to 311,111 ADSs representing 3,111,110 ordinary shares at an exercise price of US$0.5625 per ADS pursuant to the Engagement Letter.

•	In February 2024, the Company issued 25,910 ordinary shares at a price of A$0.0466 per share under our ATM facility raising A$1,207 before transaction costs.

•	In February 2024, the Company issued 319,650 ordinary shares at a price of A$0.0464 per share under our ATM facility raising A$14,834 before transaction costs.

•	In February 2024, the Company issued 2,195,980 ordinary shares at a price of A$0.0468 per share under our ATM facility raising A$102,825 before transaction costs.

•	In February 2024, the Company issued 205,260 ordinary shares at a price of A$0.0614 per share under our ATM facility raising A$12,597 before transaction costs.

•	In February 2024, the Company issued 8,626,580 ordinary shares at a price of A$0.0595 per share under our ATM facility raising A$513,584 before transaction costs.

•	In February 2024, the Company issued 18,244,450 ordinary shares in the form of ADSs at an exercise price of US$0.01 per ADS in connection with the exercise of a warrant.

•	In February 2024, the Company issued 316,540 ordinary shares at a price of A$0.0461 per share under our ATM facility raising A$14,584 before transaction costs.

•	In February 2024, the Company issued 304,860 ordinary shares at a price of A$0.0464 per share under our ATM facility raising A$14,147 before transaction costs.

•	In February 2024, the Company issued 250,000 ordinary shares at a price of A$0.0460 per share under our ATM facility raising A$11,502 before transaction costs.

•	In May 2024, the Company issued 2,112,560 ordinary shares at a price of A$0.0478 per share under our ATM facility raising A$100,961 before transaction costs.

•	In May 2024, the Company issued 375,410 ordinary shares at a price of A$0.0457 per share under our ATM facility raising A$17,147 before transaction costs.

•	In May 2024, the Company issued 288,900 ordinary shares at a price of A$0.0469 per share under our ATM facility raising A$13,544 before transaction costs.

•	In May 2024, the Company issued 790,100 ordinary shares at a price of A$0.0456 per share under our ATM facility raising A$36,024 before transaction costs.

•	In May 2024, the Company issued 20,000 ordinary shares at a price of A$0.0455 per share under our ATM facility raising A$910 before transaction costs.

•	In May 2024, the Company issued 242,170 ordinary shares at a price of A$0.0450 per share under our ATM facility raising A$10,891 before transaction costs.

•	In June 2024, the Company issued 5,916,970 ordinary shares represented by 591,697 ADSs as repayment of a promissory note.

•	In June 2024, the Company issued 29,000,000 ordinary shares under a private ELOC placement raising A$776,031 before transaction costs.

During fiscal year 2025 the Company issued 482,484,920 ordinary shares. The details of those share issues are as follows:

•	In July 2024, the Company issued 14,400,000 ordinary shares at a price of A$0.1534 per share under our ATM facility raising A$2,209,677 before transaction costs.

•	In July 2024, the Company issued 25,786,480 ordinary shares represented by 2,578,648 ADSs pursuant to a warrant exercise for US$0.1939 per ADSs.

•	In July 2024, the Company issued 11,000,000 ordinary shares represented by 1,100,000 ADSs pursuant to a warrant exercise for US$0.27 per ADSs.

•	In July 2024, the Company issued 5,488,230 ordinary shares at a price of A$0.1445 per share under our ATM facility raising A$792,915 before transaction costs.

•	In July 2024, the Company issued 4,177,340 ordinary shares at a price of A$0.1075 per share under our ATM facility raising A$449,260 before transaction costs.

•	In July 2024, the Company issued 15,000,000 ordinary shares at a price of A$0.0542 per share under a private ELOC placement raising A816,373 before transaction costs.

•	In August 2024, the Company issued 2,061,820 ordinary shares at a price of A$0.0624 per share under our ATM facility raising A$128,633 before transaction costs.

•	In August 2024, the Company issued 408,270 ordinary shares at a price of A$0.0641 per share under our ATM facility raising A$26,172 before transaction costs.

•	In August 2024, the Company issued 2,283,350 ordinary shares at a price of A$0.0617 per share under our ATM facility raising A$140,884 before transaction costs.

•	In August 2024, the Company issued 8,660 ordinary shares at a price of A$0.0606 per share under our ATM facility raising A$525 before transaction costs.

•	In August 2024, the Company issued 5,250,000 ordinary shares at a price of A$0.0616 per share under our ATM facility raising A$323,403 before transaction costs.

•	In August 2024, the Company issued 308,700 ordinary shares at a price of A$0.0591 per share under our ATM facility raising A$18,242 before transaction costs.

•	In September 2024, the Company issued 3,000,000 ordinary shares at a price of A$0.0616 per share under our ATM facility raising A$184,682 before transaction costs.

•	In September 2024, the Company issued 837,030 ordinary shares at a price of A$0.0638 per share under our ATM facility raising A$53,439 before transaction costs.

•	In September 2024, the Company issued 16,049,020 ordinary shares at a price of A$0.0554 per share under our ATM facility raising A$889,682 before transaction costs.

•	In September 2024, the Company issued 2,503,820 ordinary shares at a price of A$0.0552 per share under our ATM facility raising A$130,741 before transaction costs.

•	In November 2024, the Company issued 442,400 ordinary shares at a price of A$0.0891 per share under our ATM facility raising A$39,420 before transaction costs.

•	In November 2024, the Company issued 185,100 ordinary shares at a price of A$0.0881 per share under our ATM facility raising A$16,312 before transaction costs.

•	In November 2024, the Company issued 262,200 ordinary shares at a price of A$0.0848 per share under our ATM facility raising A$22,240 before transaction costs.

•	In November 2024, we issued 896,700 ordinary shares at a price of A$0.0858 per share under our ATM facility raising A$76,970 before transaction costs.

•	In November 2024, we issued 364,700 ordinary shares at a price of A$0.0818 per share under our ATM facility raising A$29,832 before transaction costs.

•	In December 2024, we issued 2,926,100 ordinary shares at a price of A$0.0778 per share under our ATM facility raising A$227,709 before transaction costs.

•	In December 2024, we issued 403,300 ordinary shares at a price of A$0.0787 per share under our ATM facility raising A$31,754 before transaction costs.

•	In December 2024, we issued 460,800 ordinary shares at a price of A$0.0781 per share under our ATM facility raising A$36,012 before transaction costs.

•	In December 2024, we issued 142,200 ordinary shares at a price of A$0.0665 per share under our ATM facility raising A$9,464 before transaction costs.

•	In December 2024, we issued 522,100 ordinary shares at a price of A$0.0631 per share under our ATM facility raising A$32,938 before transaction costs.

•	In December 2024, the Company issued 15,000,000 ordinary shares at a price of A$0.0537 per share under a private ELOC raising A$874,939 before transaction costs.

•	In December 2024, we issued 6,421,800 ordinary shares at a price of A$0.0596 per share under our ATM facility raising A$382,576 before transaction costs.

•	In December 2024, the Company issued 20,000,000 ordinary shares at a price of A$0.0437 per share under a private ELOC raising A$804,870 before transaction costs.

•	In December 2024, we issued 4,000,000 ordinary shares at a price of A$0.0322 per share under our ATM facility raising A$128,729 before transaction costs.

•	In January 2025, we issued 2,939,500 ordinary shares at a price of A$0.0292 per share under our ATM facility raising A$85,921 before transaction costs.

•	In January 2025, we issued 10,668,100 ordinary shares at a price of A$0.0286 per share under our ATM facility raising A$305,565before transaction costs.

•	In January 2025, we issued 2,453,900 ordinary shares at a price of A$0.0289 per share under our ATM facility raising A$70,828 before transaction costs.

•

In January 2025, the Company issued (i) 55,344,000 ordinary shares in the form of ADSs at a price of A$0.0242 per ordinary share and pre-funded warrants to purchase up to 779,893 ADSs representing 77,989,300 ordinary shares at a price of US$1.4999 per pre-funded warrant with an exercise price of $0.0001 per ADS in a registered direct offering for an aggregate consideration of approximately A$1,341,348, (ii) unregistered Ordinary Warrants to purchase up to 1,333,333 ADSs representing 133,333,300 ordinary shares at an exercise price of US$1.50 per ADS in a concurrent private placement, and (iii) unregistered Placement Agent Warrants to purchase up to 40,000 ADSs representing 4,000,000 ordinary shares at an exercise price of US$1.50 per ADS.

•	In February 2025, we issued 60,000,000 ordinary shares at a price of A$0.0153 per share under a private ELOC raising A$917,450 before transaction costs.

•	In May 2025, the Company issued 15,000,000 ordinary shares at a price of A$0.0094 per share under a private ELOC placement raising A$141,489 before transaction costs.

•	In June 2025, the Company issued 32,500,000 ordinary shares at a price of A$0.1550 per share under a private ELOC placement raising A$504,043 before transaction costs.

•	In June 2025, the Company issued 35,000,000 ordinary shares at a price of A$0.0280 per share under a private ELOC placement raising A$979,179 before transaction costs.

•	In June 2025, the Company issued 30,000,000 ordinary shares at a price of A$0.0200 per share under a private ELOC placement raising A$599,674 before transaction costs.

In fiscal years 2025 and 2024, the Company held a significant proportion of its cash balances in U.S. dollars and there were no conversion losses. During fiscal year 2023, the Company held the majority of its cash balances in U.S. dollars and there were no conversion losses. See Item 18. “Financial Statements - Note 22 - Financial Instruments” for disclosures about financial risk management including interest rate risk, foreign currency risk and liquidity risk.

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

In fiscal years 2025, 2024, 2023 we spent a total of A$7.3 million, A$17.4 million, and A$15.6 million, respectively, on company-sponsored research and development activities.

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

•

We did not generate material revenue from licensing transactions in fiscal years 2025 and 2023 and we may not generate any revenue in future years. Should the Company generate revenues in future years, the amounts generated in fiscal year 2021 may not be representative of any such revenues in future years. This could be as a result of whether any further licensing transactions are entered into, as well as whether any milestones are met in relation to license agreements already in place; and

•	The quantum of general and administrative expenditures in recent years may not be indicative of the expenditures required in future years.

E. Critical Accounting Estimates - see Note 2. Material accounting policies

Item 6.	Directors, Senior Management and Employees

A. Directors and Senior Management

The names and details of the Company’s Directors and senior management at the date of this report are as follows:

John Friend	Chief Executive Officer
Bryce Carmine	Chairman, Non-Executive Director
Steven Coffey	Non-Executive Director
Ebru Davidson	Non-Executive Director
Robert Apple	Non-Executive Director
Jeffrey Bonacorda	Vice President, Finance and Controller
Elissa Hansen	Company Secretary

Directors were in office for the entire period unless otherwise stated.

Names, titles, experience and expertise

Name:	Bryce Carmine
Title:	Chairman, Non-Executive Director
Qualifications:	B.Sc., Biochemistry, Microbiology & Genetics
Experience and expertise:	Bryce spent 36 years working for Eli Lilly & Co. and retired as Executive Vice President for Eli Lilly & Co, and President, Lilly Bio-Medicines. Prior to this he led the Global Pharmaceutical Sales and Marketing and was a member of the Company’s Executive Committee. Bryce previously held a series of product development portfolio leadership roles culminating when he was named President, Global Pharmaceutical Product Development, with responsibility for the entire late-phase pipeline development across all therapeutic areas for Eli Lilly. During his career with Lilly, Bryce held several country leadership positions including President Eli Lilly Japan, Managing Dir. Australia/NZ & General Manager of a JV for Lilly in Seoul, Korea. Most recently, Bryce was Chairman and CEO of HaemaLogiX Pty Ltd, a Sydney based privately owned biotech until December 2023. Bryce has been a director of HaemaLogiX Pty Ltd since January 2024.
Special responsibilities:	Chair of Remuneration and Nomination Committee, member of Audit, Risk and Governance Committee.

Name:	Steven Coffey
Title:	Non-Executive Director
Qualifications:	B. Comm, CA
Experience and expertise:	Steven is a Chartered Accountant and registered company auditor and has over 35 years experience in the accounting and finance industry. He has been a partner with the chartered accounting firm Watkins Coffey Martin which recently merged with Charternet Chartered Accountants and Steven is a consultant to that group. Steven sits on the board of a number of large private family companies and audits a number of large private companies and not-for-profit entities. Previously, Steven was a director of Ansarada Group Limited (ASX: AND) (formerly The Docyard Limited (ASX:TDY)).
Special responsibilities:	Chair of Audit, Risk and Governance Committee, member of Remuneration and Nomination Committee.

Name:	Ebru Davidson
Title:	Non-Executive Director
Qualifications:	BSc, JD (Hons), AGIA, GAICD
Experience and expertise:	Ms Davidson is a highly experienced corporate lawyer and is currently the General Counsel for QBiotics Group Limited since 2021, an unlisted public Australian life sciences company. Prior to this, Ms Davidson was a partner at national law firm Thomson Geer Lawyers from 2017 until 2021 and has over 14 years’ experience in equity capital markets, private and public mergers and acquisitions, corporate transactions and corporate governance. Ms Davidson also has extensive experience in advising listed and unlisted entities on compliance and regulatory matters working closely with the Australian Securities and Investment Commission and Australian Securities Exchange.
Special responsibilities:	Chair of Remuneration and Nomination Committee

Name:	Robert Apple
Title:	Non-Executive Director
Qualifications:	B.A.
Experience and expertise:	Mr Robert Apple has more than 25 years of senior leadership experience in the pharmaceutical industry, including 16 years with Antares Pharma, Inc. as Senior Vice President, Chief Financial Officer and Corporate Secretary, before going on to become President and Chief Executive Officer from 2016 until its acquisition by Halozyme Therapeutics in 2022. Mr. Apple also served on the Board of Directors at Antares from 2016 until May 2022. He previously served on the Board of Directors of InKine Pharmaceutical, PaxMedica Inc., and Kerathin Inc. Prior to joining Antares, Mr. Apple served as Chief Operating and Financial Officer at InKine Pharmaceutical. He also held prior roles at Genaera Corporation, Liberty Technologies, and Arthur Andersen & Company.
Special responsibilities:	None

Name:	Dr John Friend
Title:	Chief Executive Officer (appointed 1 May 2023)
Managing Director (appointed 1 August 2023 through December 2024)
Interim Chairman of the Board (appointed 11 August 2023)
Chief Medical Officer to 30 April 2023
Qualifications:	B.A., M.D
Experience and expertise:	Dr Friend is a highly experienced physician executive who has previously worked with companies ranging from start-up biotechnology companies to multinational pharmaceutical companies. Over the past 15 years, his focus has been in the oncology and hematology therapeutic space. Dr. Friend is a US-trained physician who practiced medicine in North Carolina before transitioning to drug development. Before joining Kazia Therapeutics in November 2021 he was Chief Medical Officer and member of the executive management team at Cellectar Biosciences, Inc, a US publicly traded biopharmaceutical company.
Special responsibilities:	None

Name:	Jeffrey Bonacorda
Title:	Vice President, Finance and Controller
Qualifications:	B.A.

Experience and expertise:

Mr. Jeffrey Bonacorda is a senior accounting professional with more than thirty years of experience in the pharmaceutical, consumer products and service industries.

Prior to joining Kazia, Mr Bonacorda held several senior finance positions supporting global R&D development programs and on market pharmaceuticals.

Name:	Elissa Hansen
Title:	Company Secretary (Appointed 14 June 2024)
Qualifications:	Bc., Grad.Dip. AICD, FGIA,
Experience and expertise:	Ms Elissa Hansen has over 20 years’ experience as a company secretary and governance professional for both listed and unlisted companies. She is a Chartered Secretary who brings best practice governance advice, ensuring compliance with the Corporations Act and other relevant legislation. Since 2015, she has been Principal at CoSec Services, which provides Company Secretarial and Corporate Governance consulting services.

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

Kazia issued 33,467 ADS options under the ESOP during the financial year ended 30 June 2025, of which 6,000 were issued to KMP.

Any change to the ESOP will require approval by shareholders.

Use of remuneration consultants

During fiscal year 2025, the Company did not engage remuneration consultants to assist with the determination of remuneration levels.

Details of remuneration

Amounts of remuneration

Details of the remuneration of key management personnel of Kazia are set out in the following tables, reported in Australian dollars, the functional currency of the Company, unless otherwise noted.

The KMP of Kazia consisted of the following directors of Kazia Therapeutics Limited:

•	Bryce Carmine - Non-Executive Director, Chairman from 1 February 2024

•	Steven Coffey - Non-Executive Director

•	Ebru Davidson - Non-Executive Director - from 5 June 2023

•	Robert Apple - Non-Executive Director - from 15 January 2024

And the following persons:

•	Dr John Friend - Chief Executive Officer

•	Jeffrey Bonacorda - Vice President, Finance and Controller

	Short-term benefits	Short-term benefits	Short-term benefits	Short-term benefits	Short-term benefits	Post- employment benefits	Share-based payments
	Salary & fees Cash	Bonus Cash	Movements in accrued leave Non- monetary	Movements in long service leave Non- monetary	Healthcare & Insurance Cash	Super- annuation	Options Equity- settled	Total
2025	$	$	$	$	$	$	$	$
Non-Executive Directors:
B Carmine	110,000	—	—	—	—	—	7,833	117,833
S Coffey	85,000	—	—	—	—	9,775	7,833	102,608
E Davidson	85,000	—	—	—	—	9,775	15,666	110,441
R Apple	85,000	—	—	—	—	—	15,666	100,666

Other Key Management Personnel:
J Friend *	850,677	—	(4,903)	—	52,587	19,140	341,352	1,258,853
J Bonacorda *	248,639	77,267	14,611	—	36,734	12,432	16,863	406,546
E Hansen	48,000	—		—	—	—	—	48,000

	1,512,316	77,267	9,708	—	89,321	51,122	405,213	2,144,947

*	Salary paid in USD, but disclosed in Australian dollars using conversion rate of 0.6471.

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

Remuneration and other terms of employment for key management personnel are formalized in service agreements. Details of these agreements are as follows:

Name: Title: Agreement commenced: Term of agreement: Details:

Dr John Friend

Chief Executive Officer

1 May 2023

Full time employment

Base salary for the year ended 30 June 2025 of USD550,000 and healthcare and insurance benefits to be reviewed annually by the Remuneration and Nomination Committee. A bonus of up to 60% of base salary, subject to attainment of key objectives and at the discretion of the board. John’s employment with the Consolidated Entity is at-will, and if terminated, it must pay any outstanding entitlements due to him.

Key management personnel have no entitlement to termination payments in the event of removal for misconduct.

Share-based compensation

Issue of options

The options issued on 11 September 2024 were to Ebru Davidson, Robert Apple, Bryce Carmine, and Stephen Coffey for 6,000 ADS options with an exercise price set at the volume weighted average (VWAP) of ADS during the 5 trading days immediately prior to the issue date with a value of A$23,500. Service conditions are that any unvested options are forfeited on cessation of employment. There are no performance conditions, consistent with the Company’s Employee Share Option Plan rules, as re-approved by shareholders on 6 November 2021.

The terms and conditions of each grant of options over ordinary shares granted as remuneration to Directors or other Key Management Personnel in this financial year or future financial years are set out below.

Issue of ADS options

Tranche	Grant date	Vesting date and exercisable date	Expiry date	Exercise price		Fair value per option at grant date
20	11 September 2024	11 September 2024	11 September 2029	A$	24.8	A$	23.50

Options granted carry no dividend or voting rights. Each ADS option is convertible to 500 ordinary share upon exercise.

Pension benefits

The Company paid A$51,122 during fiscal year 2025 for employee superannuation benefits and pension benefits related to KMPs.

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

Matters which are specifically reserved for the Board or its committees include the following:

•	appointment of a Chair;

•	appointment and removal of the managing director;

•	appointment of directors to fill a vacancy or as additional directors;

•	establishment of Board committees, their membership and delegated authorities;

•	approval of dividends;

•	development and review of corporate governance principles and policies;

•	calling of meetings of shareholders (which may also be requisitioned by shareholders in accordance with the terms of the Corporations Act)

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

The Board only considers directors to be independent where they are independent of management and free of any business or other relationship that could materially interfere with, or could reasonably be perceived to interfere with, the exercise of their unfettered and independent judgment. The Board has adopted a definition of independence based on that set out in Principle 2.3 of the ASX Corporate Governance Principles and Recommendations (4th edition). The Board will review the independence of each director in light of interests disclosed to the Board from time to time. In accordance with the definition of independence above, and the materiality thresholds set, the Board considers Bryce Carmine, Steven Coffey, Robert Apple, and Ebru Davidson to be independent directors.

There are procedures in place, agreed by the Board, to enable directors in furtherance of their duties to seek independent professional advice at the Company’s expense. The appointment and expiration dates of each director in office at the date of this report is as follows:

Name	Position	Year First Appointed	Current term expires

Bryce Carmine	Non-executive Director	2015	Nov-26

Steven Coffey	Non-executive Director	2012	Nov-25

Ebru Davidson (appointed 5 June 2023)	Non-executive Director	2023	Nov-26

Robert Apple (appointed 15 January 2024)	Non-executive Director	2024	Nov-27

Further details on each director can be found in “Names, titles, experience and expertise” above.

Term of Directors

Other than the Managing Director, under the Company’s Constitution:

•

a Director must not hold office without re-election: (a) following the third Annual General Meeting of the Company after that Director’s last appointment or re-election; or (b) for more than 3 years, whichever is longer; and

•	if no Director is required to retire at an Annual General Meeting of the Company, then the Director to retire will be the one who has been longest in office since that Director’s last election.

The Board of Directors has the power to appoint any person to be a director either to fill a casual vacancy or as an additional director (up to a maximum of 10).

Board of Directors

The Board of Kazia is elected by and accountable to shareholders. The Board monitors and directs the business and is responsible for the corporate governance of the Company. As of 30 June 2025, the Board comprised of four directors, all of whom were non-executive directors.

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

Members of the Audit, Risk and Governance Committee are Ebru Davidson (Chairman), Steven Coffey, Robert Apple and Bryce Carmine, each of whom is an independent director.

Remuneration and Nomination Committee

The purpose of the Remuneration and Nomination Committee is to assist and advise the Board to develop, implement and, from time to time, update policies in relation to:

•	the selection, nomination and appointment processes for directors; and

•	the remuneration of key management personnel and directors.

This committee is accountable to the Board for its performance and is subject to an annual review by the Board. Members of the Remuneration and Nomination Committee are Bryce Carmine (Chairman), Steven Coffey, Ebru Davidson and Robert Apple each of whom is an independent director.

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

D. Employees

As of the end of each of the last three fiscal years, the Company employed the following number of people-FTEs:

Category of Activity	2025	2024	2023
Research and Development	5.0	5.0	6.8
Finance and Administration	1.0	1.8	2.0

Total	6	6.8	8.8

Geographic Location	2025	2024	2023
Australia	2.0	3.0	4.8
United States	4.0	3.8	4.0

Total	6.0	6.8	8.8

E. Share Ownership

Directors’ and KMP interests in the shares and options of the Company for fiscal year 2025:

Shareholding

The number of shares in the company held during the financial year by each director and other members of Key Management Personnel of the Consolidated Entity, including their personally related parties, is set out below:

	Balance at the start of the year	Purchased on market	Share Purchase Plan	Off market additions/ disposals	Disposed* (For KMP reporting purposes only)	Balance at the end of the year
Ordinary shares
B Carmine	856,681	—	—	—	—	856,681
S Coffey	991,993	—	—	—	—	991,993
J Friend	—	4,000,000	—	—	—	4,000,000

	1,848,674	4,000,000	—	—	—	5,848,674

Each Director and Key Management Personnel owns less than 1% of shareholding.

Other transactions with key management personnel and their related parties

John Friend was reimbursed for travel and accommodation expenses of $107,932.

Option holding

The number of options over ordinary shares in the company held during the financial year by each Director and other members of Key Management Personnel of Kazia, including their personally related parties, is set out below:

	Balance at the start of the year	Granted as renumeration	Forfeited	Disposed* (For KMP reporting purposes only)	Balance at the end of the year
Options over ordinary shares
I Ross	400,000	—	(400,000)	—	—
B Carmine	400,000	—	(400,000)	—	—
S Coffey	400,000	—	(400,000)	—	—
J Friend	4,800,000	—	—	—	4,800,000

	6,000,000	—	(1,200,000)	—	4,800,000

	Balance at the start of the year	Granted as remuneration	Forfeited	Disposed (for KMP reporting purposes only)	Balance at the end of the year
Options over ADS
J Friend	30,000	—	—	—	30,000

	30,000	—	—	—	30,000

Share-based compensation

There were no shares issued to Directors or other KMP as part of compensation during fiscal year 2025.

Item 7.	Major Shareholders and Related Party Transactions

A. Major shareholders

The following table sets forth information with respect to the beneficial ownership of our ADSs as at September 23, 2025 by:

•	each of the members of our board and senior management; and

•	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our ADSs.

The percentage of shares beneficially owned is based on a total of 835,288,734 ordinary shares, or 1,670,577 ADSs, outstanding as at September 23, 2025. The numbers and percentages of ADSs beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the applicable SEC rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares voting power, which includes the power to vote or direct the voting of such security, or investment power, which includes the power to dispose of or to direct the disposition of such security, or to receive the economic benefit of ownership of the securities. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days of September 23, 2025, and such securities are considered outstanding for the purpose of calculating the percentage ownership of that person but not for the purpose of calculating the percentage ownership of any other person. Under these rules, more than one person may be deemed beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which such person has no economic interest. Except as otherwise indicated, each of the beneficial owners has, to our knowledge, sole voting and investment power with respect to the indicated ordinary shares, subject to community property laws, where applicable.

Unless otherwise indicated, all information contained in the table below and the footnotes thereto is based upon information provided to us by the shareholders and the public information available to us. Except as otherwise set forth below, the address of the beneficial owner is c/o Kazia Therapeutics Limited, Level 24, Three International Towers, 300 Barangaroo Avenue, Sydney, NSW, 2000, Australia.

	ADSs Beneficially Owned
Name and Address of Beneficial Owner	Number		Percentage
Major Shareholders:
Alumni Capital LP [1]	182,260	[2]	9.99%
Chernett Jorey [3]	137,200	[4]	8.2%
Dauntless Investment Group, LLC[5]	115,769	[6]	6.9%
Board Members and Senior Management
John Friend [7]	8,000		0.5%
Bryce Carmine [8]	1,713		0.1%
Steven Coffey [9]	1,983		0.1%
Ebru Davidson	—		—%
Robert Apple	—		—%
Jeffrey Bonacorda	—		—%
Elissa Hansen	—		—%
All board members and senior management as a group (7 persons) [1]	11,696		0.7%

1. The business address of Alumni Capital LP is 601 Brickell Key Dr. Suite 700, Miami, FL 33131. The general partner of Alumni Capital LP is Alumni Capital GP LLC. Ashkan Mapar is the manager of Alumni Capital GP LLC and as such has voting and disposition control over the Shares. We have been advised that none of Alumni Capital LP, Alumni Capital GP LLC nor Ashkan Mapar is a member of the Financial Industry Regulatory Authority (“FINRA”), or an independent broker-dealer, or an affiliate or associated person of a FINRA member or independent broker-dealer.

2. Consists of (i) 14,204,500 ordinary shares held by Alumni Capital LP based on information provided to us by Alumni Capital LP (ii) 153,851 ADSs issuable upon exercise of the Ordinary Warrants held by Alumni Capital LP and the remaining portion of the Alumni Warrant issued to Alumni Capital LP on April 19, 2024, after giving effect to the exercise limitations of such warrants which prevent its exercise to the extent that such exercise would result in the beneficial ownership by Alumni Capital LP and its affiliates to exceed 9.99% of the ADSs outstanding. The Alumni Warrant allows Alumni Capital LP to purchase a variable number of ordinary shares in the form of ADSs based on the number of ordinary shares outstanding as of the date of exercise. Based on 835,288,734 Ordinary Shares outstanding as of September 23, 2025, if the remaining portion of the Alumni Warrant were to be exercised on September 23, 2025, it was exercisable for up to 69,607 ADSs, representing 34,803,500 ordinary shares.

3. Information is based on a report on Schedule 13G filed on June 12, 2025 by Chernett Jorey. The business address of Chernett Jorey is 6222 Indianwood Trail, Bloomfield Hills, MI 48301.

4. Information is based on a report on Schedule 13G filed on June 12, 2025 by Chernett Jorey.

5. Information is based on a report on Schedule 13G/A filed on August 5, 2025 by Dauntless Investment Group, LLC. The business address of Dauntless Investment Group, LLC is 8567 Hummingbird, Commerce Township, MI 48382.

6. Information is based on a report on Schedule 13G/A filed on August 5, 2025 by Dauntless Investment Group, LLC.

7. Consists of 8,000 ADSs.

8. Consists of 856,681 ordinary shares, represented by 1,713 ADSs.

9. Consists of 1983 restricted ADSs and 13 ordinary shares.

Significant Changes in the Ownership of Major Shareholders

On April 19, 2024, we entered into a purchase agreement (the “Purchase Agreement”) with Alumni Capital LP, pursuant to which we may sell to Alumni Capital LP up to $15,000,000 (the “Investment Amount”) of ADSs, representing fully paid ordinary shares, from time to time during the term of the Purchase Agreement. In consideration for Alumni Capital LP’s execution and delivery of the Purchase Agreement, we issued a warrant (the “Alumni Warrant”) to Alumni Capital LP, valid for a term of three (3) years, entitling Alumni Capital LP to purchase ADSs (the “Warrant ADSs”) with a value (calculated based on the then-current ADS to ordinary share ratio) equal to five percent (5%) of the Investment Amount. The Alumni Warrant exercise price is variable and is equal to $6,000,000 divided by the number of outstanding ordinary shares as of the time of exercise, multiplied by the then-current ADS to ordinary shares ratio.

On January 10, 2025, we entered into a securities purchase agreement with Alumni Capital LP, pursuant to which we issued and sold (A) in a registered direct offering, 553,440 ADSs and pre-funded warrants to purchase up to 779,893 ADSs, and (B) in a concurrent private placement, the ordinary warrants to purchase up to 1,333,333 ADSs, which have an exercise price of $1.50 per ADS, are exercisable immediately and will expire on July 14, 2030.

On July 31, 2025, we entered into the Securities Purchase Agreements with Alumni Capital LP, Pointillist Global Macro Series of Pointillist Partners, LLC, Daniel Herr and Lauren Rimoin Living Trust and MK Plumeria, LLC in connection with a private placement, pursuant to which we issued and sold (i) 14,204,500 ordinary shares at a purchase price of $0.0176 per share, and (ii) pre-funded Warrants to purchase up to 204,547 ADSs, each ADS representing five hundred ordinary shares, at a purchase price of $8.7999 per pre-funded Warrant. Each pre-funded Warrant is exercisable for one ADS at an exercise price of $0.0001 per ADS underlying the pre-funded Warrant, is immediately exercisable, and will expire when exercised in full.

Major Shareholders Voting Rights

All of our shareholders, including the shareholders listed below, have the same voting rights attached to their ordinary shares.

Record Holders

As of October 10, 2025, there were 2,187 Kazia shareholders holding 917,300,734 fully paid ordinary shares. These numbers are not representative of the number of beneficial holders of our shares nor are they representative of where such beneficial holders reside, since many of these ordinary shares were held of record by brokers or other nominees. The majority of trading by our U.S. investors is done by means of ADS that are held of record by HSBC Custody Nominees (Australia) Ltd., which held 866,587,053 (96.65%) of our ordinary shares as of such date.

B. Related party transactions

During fiscal year 2023, 2024, and 2025, and up to the date of this report, we did not enter into any transactions or loans with any: (i) enterprises that directly or indirectly, through one or more intermediaries, control, are controlled by or are under common control with us; (ii) associates; (iii) individuals owning, directly or indirectly, an interest in our voting power that gives them significant influence over us, and close members of any such individual’s family; (iv) executive officers and close members of such individuals’ families; or (v) enterprises in which a substantial interest in our voting power is owned, directly or indirectly, by any person described in (iii) or (iv) or over which such person is able to exercise significant influence.

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

Legal proceedings

From time to time we could be involved in legal proceedings that arise in the ordinary course of business. As at June 30, 2025, we believe no proceedings exists of which the outcome, if determined adversely, would have a material adverse effect on our financial position. During the period covered by the audited and approved financial statements contained herein, we have not been a party to or paid any damages in connection with litigation that has had a material adverse effect on our financial position. Any future litigation may result in substantial costs and be a distraction to management and employees. No assurance can be given that future litigation will not have a material adverse effect on our financial position. Refer to Item 3.D: “Risk factors.”

Dividends

There were no dividends paid, recommended or declared during fiscal years 2025, 2024 or 2023.

B. Significant Changes

On October 15, 2024, Kazia announced that it planned to effect an ADS ratio change to change the ratio of ADSs to ordinary shares from one ADS to ten ordinary shares to the new ratio of one ADS to one hundred ordinary shares. The ADS ratio change will have the same effect as a one-for-ten reverse ADS split for Kazia’s ADS holders. There will be no change to Kazia’s underlying ordinary shares, and no ordinary shares will be issued or cancelled in connection with the ADS ratio change. The ADS ratio change became effective on October 28, 2024.

On 1 April 2025, Kazia announced that it planned to affect an ADS ratio change to change the ratio of ADSs to ordinary shares from one ADS to one hundred ordinary shares to the new ratio of one ADS to five hundred ordinary shares. The ADS ratio change will have the same effect as a one-for-five reverse ADS split for Kazia’s ADS holders. There will be no change to Kazia’s underlying ordinary shares, and no ordinary shares will be issued or cancelled in connection with the ADS ratio change. The ADS ratio change became effective on 17 April 2025.

Item 9.	The Offer and Listing

A. Offer and listing details

See Item 9C for more information.

B. Plan of Distribution

Not applicable.

C. Markets

Kazia’s ordinary shares trade in the U.S. in the form of ADSs on the Nasdaq Capital Market. Each ADS represents 500 ordinary shares of Kazia. The trading symbol on the Nasdaq Capital Market is ‘KZIA’. Kazia has entered into a Deposit Agreement with The Bank of New York Mellon under which the Bank of New York, acting as depository, issues the ADSs.

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

However, in general terms, any such review or approval under the Foreign Takeovers Act will only be required if the foreign acquirer is a U.S. entity or an entity from certain other countries and the value of the total assets of the Australian company or the value of the total issued securities of the Australian company is more than A$1,464 million, unless that company operates in certain sensitive industries. Exemptions do not generally apply to investments (regardless of the monetary value) by foreign persons if the Australian company is a national security business or investments in any such company by foreign governments and their associated entities.

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

Acquisition of Glioblast Pty Ltd-Share Sale Agreement with Kilinwata Investments Pty. Ltd., Mi Ok Chong and Paul Hopper

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

On 1 August 2022, the Consolidated Entity announced that it had been informed by GCAR that the Paxalisib arm had not graduated to the second stage of the GBM AGILE study, and that recruitment had therefore completed with approximately 150 patients enrolled to the first stage. Those patients remain ongoing, with initial data obtained in 1H CY2024. The interim ‘graduation’ analysis may have been affected by the rapid and back-loaded recruitment profile of the study and does not preclude a positive outcome in the final data.

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

In March, 2025 the Company sold all intellectual property and trademarks rights to Cantrixil for USD $1 million, ending the March 2021 license agreement.

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

License Agreements with QIMR Berghofer Medical Research Institute

On 12 September, 2024, the Company announced that an agreement has been executed with QIMR to obtain an exclusive license to certain intellectual property rights in relation to combination therapies consisting of PI3K inhibitor drugs, and one or more immunotherapy or PARP inhibitor drugs (PI3K combination). Under the license agreement, Kazia receives an exclusive, worldwide, sub-licensable and royalty-bearing licence to certain intellectual property for the development of any drugs or product candidates within the PI3K inhibitor class in combination with immunotherapy or PARP inhibitors. Paxalisib, Kazia’s lead product candidate, is a member of the PI3K inhibitor class. The exclusive license agreement follows a collaboration between Kazia and QIMR Berghofer which began in December 2022 and has already led to the filing of supportive patents which include the use of paxalisib as an immune modulator in the treatment of diseases such as breast cancer. The terms of the license include standard provisions for an upfront license fee and development milestones related to the initiation of Phase 1, Phase 2 trial, first Phase 3 trial, first product approval.

On October 7, 2025, the Company announced an exclusive collaboration and in-licensing agreement with QIMR for a first-in-class PD-L1 degrader program. The lead optimized compound, NDL2, is an advanced PD-L1 protein degrader currently in development and represents a new and innovative frontier of cancer immunotherapy. The program will initially target advanced breast cancer and non-small cell lung cancer (NSCLC), where PD-1/PD-L1 immunotherapies are widely used but resistance remains common. IND-enabling studies are expected to commence within six months, with a goal of initiating first-in-human studies within approximately 15 months. Kazia also intends to explore synergistic opportunities to combine NDL2 with its existing pipeline assets, including paxalisib (a pan-PI3K/mTOR inhibitor) and EVT801 (a selective VEGFR3 inhibitor), given their complementary mechanisms of action in modulating the tumor microenvironment. Under the terms of this agreement, Kazia agreed to make a one-time payment of approximately $1.39 million 15 business days after signing,and is responsible for all development costs. Kazia will receive a percentage of commercialization revenue ranging from mid-to-high double digits depending on the stage of development, which includes any out-licensing payments received from third parties.

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

Passive income does not include rents and royalties derived from the active conduct of a trade or business. If the stock of a non-U.S. corporation is publicly traded for the taxable year, the asset test is applied using the fair market value of the assets for purposes of measuring such corporation’s assets. If we own at least 25% (by value) of the stock of another corporation, we will be treated, for purposes of the PFIC tests, as owning our proportionate share of the other corporation’s assets and receiving our proportionate share of the other corporation’s income for purposes of the PFIC income and asset tests. If the stock of a non-U.S. corporation is publicly-traded for the taxable year, the asset test is applied using the fair market value of the assets for purposes of measuring such corporation’s assets. If we were a PFIC in any year during a U.S. holder’s holding period for our ordinary shares or ADSs, we would ordinarily continue to be treated as a PFIC for each subsequent year during which the U.S. holder owned the ordinary shares or ADSs, regardless of whether we continue to meet the tests described above unless (a) we ceased to be a PFIC and (b) the U.S. holder has made a deemed sale election under the PFIC rules which may result in recognition of gain (but not loss), taxable under the PFIC rules described below, without the receipt of any corresponding cash. Based on the composition of our assets and income, we believe that we were not a PFIC for U.S. federal income tax purposes with respect to our 2024 taxable year or our 2025 taxable year. However, the determination of PFIC status is a fact-intensive determination that must be made annually at the close of each taxable year applying principles and methodologies that in some circumstances are unclear and subject to varying interpretation. As a result, even if we will not be treated as a PFIC in the 2024 taxable year or the 2025 taxable year there can be no assurance that we will not be treated as a PFIC for the current or any future taxable year. Changes in the nature of our income or assets or a decrease in the trading price of our ordinary shares or ADSs may cause us to be considered a PFIC in the current or any subsequent taxable year.

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

Non-Australian Shareholders who own a 10% or more interest in the company, either alone or together with their associates, should be subject to Australian capital gains tax if more than 50% of the company’s assets held directly or indirectly, determined by reference to market value of the assets at the time of sale, consists of Australian real property (which includes land and leasehold interests) or Australian mining, quarrying or prospecting rights. In the 2024-25 Federal Budget, the Australian government announced its intention to: (a) amend this point-in-time principal asset test to a 365-day testing period (i.e. the testing period being the 365 days before the time of disposal of the shares), (b) clarify and broaden the types of assets Australia can tax foreign residents on to include direct and indirect sales of assets with a close economic connection to Australian land and/or natural resources (e.g. leases or licenses to use Australian land, infrastructure and machinery installed on land situated in Australia) and (c) require foreign residents disposing of shares exceeding A$20 million in value to notify the Australian Tax Office prior to the transaction being executed, effective from 1 July 2025. However in the 2025-26 Federal Budget, it was announced that the start date would be deferred to the later of (a) 1 October 2025; and (b) the first 1 January, 1 April, 1 July or 1 October (i.e. start of the first quarter) after the legislation receives Royal Assent. No legislation has been released to date so these rule should apply from the start of the first quarter after the legislation receives Royal Assent. The Double Taxation Convention between the United States and Australia is unlikely to limit the amount of this taxable gain. Australian capital gains tax applies to net capital gains of foreign shareholders at the Australian tax rates for non-Australian residents, which start at a marginal rate of 30% for individuals & 25%-30% for companies, depending on the size of the company. Net capital gains of foreign shareholders are included in the taxpayer’s assessable income and subject to income tax at the taxpayer’s marginal tax rate. For the year ended 30 June 2025, the marginal tax rates for non-Australian residents, starts at 30% for individuals. The company tax rate is 30% which may be reduced to 25% for the year ended 30 June 2025 onwards for certain small businesses. Net capital gains are calculated by reducing the taxpayer’s capital gains for the income year by its capital losses, which may only be offset against capital gains. Net capital losses may be carried forward to offset against capital gains derived in future income years. Specific loss recoupment rules apply to companies and trusts. These rules may, among other things, limit the ability to offset or obtain capital losses in a current or future income year. Shareholders should obtain specialist tax advice as to how these rules apply.

The 50% capital gains tax discount is not available to Non-Australian Shareholders. Companies are not entitled to a capital gains tax discount.

Broadly, where there is a disposal of certain taxable Australian property, the purchaser will be required to withhold and remit to the Australian Taxation Office (“ATO”) 15% of the proceeds from the sale. A transaction is excluded from the withholding requirements in certain circumstances, including where the transaction is an on-market transaction conducted on an approved stock exchange, the transaction is in a category of certain securities lending arrangements, or the transaction is conducted using an eligible broker operated crossing system. There is also an exception to the requirement to withhold where the entity selling the shares provides the purchaser a declaration covering a certain period specifying either that they are an Australian tax resident or that the shares are not taxable Australian property (specifically, not ‘indirect Australian real property interests’). The Non-Australian Shareholder may be entitled to receive a tax credit for the tax withheld by the purchaser which they may claim in their Australian income tax return. Effective 1 January 2025, amendments to the Australian tax law under the Treasury Laws Amendment (2024 Tax and Other Measures No. 1) Act 2024 increased the withholding rate applicable to disposals of certain taxable Australian property by foreign residents from 12.5% to 15% and removed the previous $750,000 property value threshold. As a result, all acquisitions of relevant CGT assets from foreign residents on or after this date are subject to a 15% withholding obligation, unless the vendor provides a valid clearance certificate or variation notice issued by the Australian Taxation Office. These rules apply equally where the disposal is expected to generate gains on revenue account rather than a capital gain. The Group has considered the impact of these changes on its operations and concluded that no material adjustments are required to the financial statements for the year ended 30 June 2025.

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

Non-Australian Shareholders assessable under these ordinary income provisions should be subject to income tax in Australia starting at a marginal rate of 30% for individuals. The company tax rate is 30 % which may be reduced to 25% for the year ended 30 June 2025 onwards for certain small businesses. Some relief from Australian income tax may be available to Non-Australian Shareholders under the Double Taxation Convention between the United States and Australia.

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

Effective 1 January 2025, the Foreign Resident Capital Gains Withholding (FRCGW) rate increased from 12.5% to 15%, and the previous property value threshold of AUD $750,000 was removed. This means all disposals of taxable Australian property by foreign residents are subject to a 15% withholding tax, regardless of value. Purchasers (or lessees in certain cases) must remit this amount to the Australian Taxation Office unless the seller provides a valid ATO clearance certificate confirming Australian tax residency or an approved variation certificate specifying a lower rate. These rules apply equally to transactions generating revenue gains rather than capital gains.

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

Stamp Duty

No Australian stamp duty is payable by Australian residents or non-Australian residents on the issue, transfer and/or surrender of the ADSs or the ordinary shares in Kazia, provided that the shares issued, transferred and/or surrendered do not result in the acquisition by any party (either alone, together with associates or with other acquirers as part of one arrangement) of a significant interest in a “landholder”. Broadly, a landholder is an entity with Australian landholdings located in an Australian state or territory over a certain value. A significant interest, with respect to a landholder that is a listed company is normally an interest of 90% or more and with respect to a landholder that is an unlisted company is normally an interest of 50% or more.

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

For additional disclosure regarding interest rate risk see Item 18. “Financial Statements - Note 22 - Financial Instruments”.

Foreign currency risk

The Company operates internationally and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the U.S. dollar. Foreign exchange risk arises from future transactions and recognized assets and liabilities denominated in a currency that is not the entity’s functional currency and net investments in foreign operations.

As of 30 June 2025, the Company did not hold derivative financial instruments in managing its foreign currency, however, the Company may from time to time enter into hedging arrangements where circumstances are deemed appropriate. The Company used natural hedging to reduce the foreign currency risk, which involved processing U.S. Dollar (“USD”) payments from cash held in USD. Foreign subsidiaries with a functional currency of Australian Dollar (“AUD”) have exposure to the local currency of these subsidiaries and any other currency these subsidiaries trade in.

For additional disclosure regarding market risk see Item 18. “Financial Statements - Note 22 - Financial Instruments”.

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

Persons depositing or withdrawing shares must pay:	For:
US$5.00 (or less) per 500 ADSs (or portion of 500 ADSs)	• Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

• Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

US$.05 (or less) per ADS	• Any cash distribution to ADS registered holders

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	• Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS registered holders

US$.05 (or less) per ADSs per calendar year	• Depositary services

Registration or transfer fees	• Transfer and registration of shares on the Company’s share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Expenses of the depositary	• Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)

• Converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	• As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	• As necessary

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

Our management, with the participation of our Chief Executive Officer, and Vice President of Finance and Controller , has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of 30 June 2025. Based upon that evaluation, our Chief Executive Officer, and Vice President of Finance and Controller concluded that the controls and procedures were effective as of 30 June 2025 to ensure that material information was accumulated and communicated to our management as appropriate to allow timely decisions regarding required disclosure.

(b) Management’s annual report on internal control over financial reporting

The management of Kazia Therapeutics Limited is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) under the Exchange Act. Under the supervision and with the participation of our management, including our Chief Executive Officer, and Vice President of Finance and Controller, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of 30 June 2025, based on the criteria set forth in Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO 2013). Based on that evaluation, management concluded that our internal control over financial reporting was effective as of 30 June 2025. Kazia Therapeutics Limited’s internal control over financial reporting was designed to provide reasonable assurance to the Company’s management and Board of Directors regarding the preparation and fair presentation of published financial statements. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

(c) Attestation Report of the Registered Public Accounting Firm

Not applicable.

(d) Changes in Internal Control over Financial Reporting

No change in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) occurred during the year ended 30 June 2025 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

BDO Audit Pty Ltd (“BDO”) has audited the Company’s annual financial statements acting as the independent registered public accounting firm for the fiscal year ended 30 June 2025.

The table below set forth the total fees for services performed by BDO in fiscal years 2025 and 2024 and summarizes these amounts by the category of service.

	2025 A$	2024 A$
Audit services - BDO Audit Pty Ltd
Audit or review of the financial statements	385,000	418,039
Other services BDO Audit Pty Ltd
Comfort letters	107,528	28,774
Consent letter - F-1	78,080	104,687
Consent letter - F-3	91,408	11,199

	662,016	562,699

Audit fees

The audit fees include the aggregate fees incurred in fiscal years 2025 and 2024 for professional services rendered in connection with the audit of the Company’s annual financial statements and for related services that are reasonably related to the performance of the audit or services that are normally provided by the auditor in connection with regulatory filings of engagements for those financial years (including review of the Company’s Annual Report on Form 20-F, consents and other services related to SEC matters).

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
The Company has adopted a Securities Trading Policy that governs the purchase, sale, and other dispositions of the Company’s securities by directors, senior management, and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to the registrant. A copy of the Company’s Securities Trading Policy is filed as Exhibit 11.1 hereto.

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
PART III

Item 17.	Financial Statements
Refer to “Item 18 - Financial Statements” below.

Item 18.	Financial Statements
The consolidated financial statements filed as part of this Annual Report commencing on page
F-1.

Item 19.	Exhibits

(a) Exhibits

1.1	Constitution of Kazia Therapeutics Limited, as amended and restated on November 16, 2022 (incorporated by reference to Exhibit 3.1 to the Company’s Registration Statement on Form F-1 filed with the SEC on January 31, 2024 (File No. 333-276774)).

2.1	Amended and Restated Deposit Agreement, dated as of June 13, 2016 among Novogen Limited, The Bank of New York, as Depositary, and owners and holders from time to time of ADSs issued thereunder (incorporated by reference to Exhibit 2.1 to the Company’s Annual Report on Form 20-F filed with the SEC on October 27, 2016 (File No. 000-29962)).

2.2	Description of Securities (incorporated by reference to Exhibit 2.2 to the Company’s Annual Report on Form 20-F filed with the SEC on November 15, 2024 (File No. 000-29962)).

2.3	Form of Warrant to purchase Ordinary Shares represented by American Depositary Shares (incorporated by reference to Exhibit 4.2 to the Form 6-K filed by the Company with the SEC on December 6, 2023 (File No. 000-29962)).

2.4	Form of Placement Agent Warrant to purchase Ordinary Shares represented by American Depositary Shares (incorporated by reference to Exhibit 4.3 to the Form 6-K filed by the Company with the SEC on December 6, 2023 (File No. 000-29962)).

4.1	Lease Agreement, dated November 1, 2015 between Coal Services Pty Limited and Novogen (incorporated by reference to Exhibit 4.1 to the Company’s Annual Report on Form 20-F filed with the SEC on October 27, 2016 (File No. 000-29962)).

4.2	Convertible Note Deed Poll with Triaxial Pty Ltd Noteholders dated December 6, 2012 (incorporated by reference to Exhibit 4.6 to the Company’s Annual Report on Form 20-F filed with the SEC on October 27, 2016 (File No. 000-29962)).

4.3	Amendment to Convertible Note Deed Poll with Triaxial Pty Ltd Noteholders dated December 4, 2014 (incorporated by reference to Exhibit 4.7 to the Company’s Annual Report on Form 20-F filed with the SEC on October 27, 2016 (File No. 000-29962)).

4.4#	Kazia Therapeutics Officers’ and Employees’ Share Option Plan (incorporated by reference to Exhibit 4.10 to the Company’s Annual Report on Form 20-F filed with the SEC on October 27, 2016 (File No. 000-29962)).

4.5✓	Share Sale Agreement dated October 31, 2016 between Kilinwata Investments Pty. Ltd., Mi Ok Chong, Paul Hopper and Novogen Limited (incorporated by reference to Exhibit 4.11 to the Company’s Annual Report on Form 20-F filed with the SEC on October 25, 2017 (File No. 000-29962)).

4.6✓	Exclusive License Agreement dated October 25, 2016 between Genentech, Inc. and Novogen Limited (incorporated by reference to Exhibit 4.12 to the Company’s Annual Report on Form 20-F filed with the SEC on October 25, 2017 (File No. 000-29962)).

4.7	Sabio Solutions Pty Limited Letter of Appointment – Company Secretary, dated as of September 1, 2016 (incorporated by reference to Exhibit 4.17 to the Company’s Annual Report on Form 20-F filed with the SEC on October 25, 2017 (File No. 000-29962)).

4.8	Sabio Solutions Pty Limited Contract Extension Letter, dated as of March 1, 2017 (incorporated by reference to Exhibit 4.18 to the Company’s Annual Report on Form 20-F filed with the SEC on October 25, 2017 (File No. 000-29962)).

4.9	Sabio Solutions Pty Limited Contract Extension Letter, dated as of August 23, 2017 (incorporated by reference to Exhibit 4.19 to the Company’s Annual Report on Form 20-F filed with the SEC on October 25, 2017 (File No. 000-29962)).

4.10	Investigator Initiated Clinical Trial Agreement between Kazia Therapeutics Limited and Dana-Farber/Partners Cancer Care Inc dated 17 October 2018 (incorporated by reference to Exhibit 4.12 to the Company’s Annual Report on Form 20-F filed with the SEC on October 21, 2019 (File No. 000-29962)).

4.11	Research Funding and Supply Agreement between Alliance for Clinical Trials in Oncology Foundation and Kazia Therapeutics Limited, dated 11 June 2019 (incorporated by reference to Exhibit 4.13 to the Company’s Annual Report on Form 20-F filed with the SEC on October 21, 2019 (File No. 000-29962)).

4.12	Master Clinical Trial Agreement between St Jude Children’s Hospital Inc. and Kazia Laboratories Pty Limited dated 17 November 2017 and associated work order date 7 June 2019 (incorporated by reference to Exhibit 4.14 to the Company’s Annual Report on Form 20-F filed with the SEC on October 21, 2019 (File No. 000-29962)).

4.13	Memorial Sloan Kettering Cancer Center Investigator-Initiated Clinical Trial Agreement with Kazia Therapeutics Limited dated as 22 July 2019 (incorporated by reference to Exhibit 4.15 to the Company’s Annual Report on Form 20-F filed with the SEC on October 22, 2020 (File No. 000-29962)).

4.14	Investigator Initiated Clinical Trial Agreement with Kazia Therapeutics Limited Agreement dated as 18 September 2020 (incorporated by reference to Exhibit 4.16 to the Company’s Annual Report on Form 20-F filed with the SEC on October 22, 2020 (File No. 000-29962)).

4.15✓	Global Coalition for Adaptive Research, (“GCAR”) Clinical trial collaboration and supply agreement dated as 15 October 2020 (incorporated by reference to Exhibit 4.17 to the Company’s Annual Report on Form 20-F filed with the SEC on October 22, 2020 (File No. 000-29962)).

4.16✓	Development and Commercialisation Licence Agreement between Kazia Therapeutics Limited and Oasmia Pharmaceutical AB, dated March 1, 2021. (incorporated by reference to Exhibit 4.18 to the Company’s Annual Report on Form 20-F filed with the SEC on October 7, 2021 (File No. 000-29962)).

4.17✓	License Agreement between Kazia Therapeutics Limited and Simcere Pharmaceutical Co., Ltd., dated March 29, 2021 (incorporated by reference to Exhibit 4.19 to the Company’s Annual Report on Form 20-F filed with the SEC on October 7, 2021 (File No. 000-29962)).

4.18✓	License Agreement between Kazia Therapeutics Limited and Evotec (France) SAS, dated April 19, 2021 (incorporated by reference to Exhibit 4.20 to the Company’s Annual Report on Form 20-F filed with the SEC on October 7, 2021 (File No. 000-29962)).

4.19#	Employment agreement between Kazia Therapeutics Inc. and John Friend dated September 20, 2021 (incorporated by reference to Exhibit 4.21 to the Company’s Annual Report on Form 20-F filed with the SEC on October 17, 2022 (File No. 000-29962)).

4.20#	Addendum to employment agreement between Kazia Therapeutics Inc. and John Friend dated June 7, 2023 (incorporated by reference to Exhibit 4.23 to the Company’s Annual Report on Form 20-F filed with the SEC on October 26, 2023 (File No. 000-29962)).

4.21#	Employment agreement between Kazia Therapeutics Inc. and Jeffrey Bonacorda dated April 25, 2024 (incorporated by reference to Exhibit 4.21 to the Company’s Annual Report on Form 20-F filed with the SEC on November 15, 2024 (File No. 000-29962)).

4.22*	Asset Transfer Agreement between Kazia Therapeutics Limited and Vivesto AB (publ), dated March 30, 2025.

4.23*✓	License and Commercialisation Agreement between Kazia Therapeutics Limited and QIMR BERGHOFER, known officially The Counsel of the Queensland Institute of Medical Research, dated October 3, 2025.

8.1	Company Subsidiaries (incorporated by reference to Exhibit 8.1 to the Company’s Annual Report on Form 20-F filed with the SEC on October 24, 2018 (File No. 000-29962)).

11.1	Securities Trading Policy (incorporated by reference to Exhibit 11.1 to the Company’s Annual Report on Form 20-F filed with the SEC on November 15, 2024 (File No. 000-29962)).

12.1*	Certification of Principal Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended.

12.2*	Certification of Principal Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended.

13.1**	Certification of Principal Executive Officer and the Principal Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of Independent Registered Public Accounting Firm.

97.1	Compensation Recovery Policy (incorporated by reference to Exhibit 97.1 to the Company’s Annual Report on Form 20-F filed with the SEC on November 15, 2024 (File No. 000-29962)).

101.INS	Interactive Data File - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the inline XBRL document.

101.SCH	Inline XBRL Taxonomy Extension Schema

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed herewith.
✓

Certain confidential information in this exhibit was omitted by means of marking such information with brackets (“[***]”) because the identified confidential information is not material and is the type that the registrant treats as private or confidential.

**

Indicates that the exhibit is being furnished and will not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liability of that section. Such exhibit will not be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act, except to the extent specifically incorporated by reference into such filing.

#	Indicates management contract or compensatory plan or arrangement.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

KAZIA THERAPEUTICS LIMITED

/s/ John Friend
Dr John Friend
Chief Executive Officer

Date: 7 November 2025

Index to Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Shareholders and Board of Directors
Kazia Therapeutics Limited
Sydney, Australia, New South Wales
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated statements of financial position of Kazia Therapeutics Limited (the ‘Company’) as of June 30, 2025 and 2024, the related consolidated statements of profit or loss and other comprehensive income, stockholders’ equity, and cash flows for each of the three years in the period ended June 30, 2025 , and the related notes (collectively referred to as the ‘consolidated financial statements’). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2025 in conformity with International Financial Reporting Standards, as issued by the International Accounting Standards Board.
Substantial doubt about the Company’s ability to continue as a going concern
The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 2 to the consolidated financial statements, the Company has suffered recurring losses from operations, has a net capital deficiency, and negative cash flows from operations that raises substantial doubt about its ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.
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
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
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
Carrying Value of Intangible Assets
As of June 30, 2025, the Company had a total carrying value of A$1,086,516 for intangible assets, as disclosed in Note 12 of the consolidated financial statements. The Company is applying judgement to determine whether any indicators of impairment exist, and reference is made to the considerations included in IAS 36, Impairment of Assets, in this assessment. If an impairment trigger is found to exist, the recoverable amount of the asset is determined.

We identified the assessment of the recoverable amount of intangible assets as a critical audit matter due to the material nature of the balance and the significant estimates and judgments applied by management in determining the status of various drug development programs and associated costs, including probabilities of achieving certain development milestones, assessment of clinical trial outcomes and regulatory feedback. Auditing the Company’s assessment of the recoverable amount of intangible assets involved auditor judgment due to the nature and extent of audit effort required to address these matters.
The primary procedures we performed to address this critical audit matter included:

•
Assessing the reasonableness of timing and probabilities of milestone assumptions against: (i) publicly available information, (ii) published clinical trial updates and results, and (iii) review of a sample of contracts;

•	Evaluating the consistency and accuracy of management’s historical judgments against actual outcomes;

•	Assessing impairment indicators under IAS 36, including trial outcomes, and funding constraints.
Valuation of classification of prefunded and ordinary warrants
As of June 30, 2025, the Company had an A$3,150,301 financial liability recorded in the consolidated financial statements as disclosed in Note 14 of the consolidated financial statements. The financial liability represents the fair value of the prefunded and ordinary warrants. The valuation and classification of the recorded amount of the prefunded warrants and ordinary warrants requires the Company to make significant estimates and assumptions.
We identified the valuation and classification of the prefunded and ordinary warrants as a critical audit matter. The valuation of the prefunded and ordinary warrants requires management to determine significant assumptions including estimated capital to be raised, exercise date, estimated stock price and risk-free rate. The classification of the prefunded and ordinary warrants requires management’s judgment in evaluating contractual terms and applying relevant accounting guidance. Auditing the Company’s valuation involved auditor judgment due to the nature and extent of audit effort required to address these matters, including the extent of specialized skill or knowledge needed.
The primary procedures we performed to address this critical audit matter included:

•	Assessing the reasonableness of assumptions used in the managements’ expert valuation report against industry data, a sample of contracts and other relevant evidence.

•	Assessing the appropriateness of the classification by reviewing a sample of contracts against relevant accounting guidance.

•
Utilizing professionals with specialized skills and knowledge in valuation to assist in assessing the reasonableness of the valuation methodology applied, including evaluating the reasonableness of the risk-free rate and the volatility assumptions.

/s/
BDO Audit Pty Ltd
We have served as the Company’s auditor since 2023.
Sydney, Australia
November 7, 2025

Consolidated statements of profit or loss and other comprehensive income
For the year ended 30 June 2025, 2024, and 2023

	Note	2025 A$‘000	2024 A$‘000	2023 A$‘000

Revenue from continuing operations

Revenue	4	42	2,308	—

Other income	6	1,787	173	1

Finance income		72	12	22

Expenses

Research and development expense	7	(7,326)	(17,380)	(15,564)

General and administrative expense	7	(8,720)	(13,563)	(8,583)

Impairment of intangible assets	11	(13,379)	—	—

(Loss) gain on remeasurement of other financial liabilities	17	(2,478)	1,257	—

Gain on remeasurement of promissory note		—	25	—

Gain on remeasurement of contingent consideration	15	7,554	119	3,388

Loss before income tax benefit		(22,448)	(27,049)	(20,736)

Income tax benefit	8	1,746	271	271

Loss after income tax benefit		(20,702)	(26,778)	(20,465)

Other comprehensive income/(loss)

Items that may be reclassified subsequently to profit or loss
Net exchange difference on translation of financial statements of foreign controlled entities, net of tax		(23)	(8)	110

Other comprehensive income (loss), net of tax		(23)	(8)	110

Total comprehensive income/(loss)		(20,725)	(26,786)	(20,355)

	Note	2025 A$ Cents	2024 A$ Cents	2023 A$ Cents

Earnings per share for loss attributable to the owners of Kazia Therapeutics Limited
Basic and diluted earnings per share	29	(3.78)	(10.16)	(11.23)
The above consolidated statements of profit or loss and other comprehensive income should be read with the accompanying notes

Consolidated statements of financial position
As of 30 June 2025 and 2024

	Note	2025 A$‘000	2024 A$‘000

Assets:

Current assets:
Cash and cash equivalents		4,345	1,657
Trade and other receivables	9	98	3,897
Other current assets	10	491	591

Total current assets		4,934	6,145

Non-current assets:
Other receivables	9	40	40
Intangibles	11	1,087	15,400

Total non-current assets		1,127	15,440

Total assets		6,061	21,585

Liabilities:

Current liabilities
Trade and other payables	12	10,117	15,067
Other financial liabilities	17	3,150	6,478
Borrowings	13	396	634
Employee benefits	14	390	365
Contingent consideration	15	—	3,253

Total current liabilities		14,053	25,797

Non-Current liabilities
Deferred tax	16	272	2,018
Employee benefits	14	37	35
Contingent consideration	15	—	3,752

Total non-current liabilities		309	5,805

Total liabilities		14,362	31,602

Shareholders’ equity:
Contributed equity	18	123,046	101,638
Other contributed equity	19	380	—
Reserves	20	3,100	3,475
Accumulated losses		(134,827)	(115,130)

Total deficit		(8,301)	(10,017)

Total liabilities and shareholders’ deficit		6,061	21,585

The above consolidated statements of financial position should be read with the accompanying notes

Consolidated statements of changes in equity
For the year ended 30 June 2025, 2024, and 2023

	Contributed equity A$‘000	Other Contributed equity A$‘000	Reserves A$‘000	Accumulated Losses A$‘000	Total equity (deficit) A$‘000

Balance at 1 July 2024	101,638	—	3,475	(115,130)	(10,017)
Loss after income tax benefit	—	—	—	(20,702)	(20,702)
Other comprehensive income, net of tax	—	—	(23)	—	(23)

Total comprehensive income/(loss) for the year	—	—	(23)	(20,702)	(20,725)

Transactions with owners in their capacity as owners
Shares issued (note 18)	22,500	—	—	—	22,500
Share issue cost (note 18)	(712)	—	—	—	(712)
Share based payment (note 29)	—	—	653	—	653
Expired options	—	—	(1,005)	1,005	—
Unissued equity (note 19)	(380)	380	—	—	—

Balance at 30 June 2025	123,046	380	3,100	(134,827)	(8,301)

	Contributed equity A$‘000	Other Contributed equity A$‘000	Reserves A$‘000	Accumulated Losses A$‘000	Total equity (deficit) A$‘000

Balance at 1 July 2023	97,452	—	3,681	(89,083)	12,050
Loss after income tax benefit	—	—	—	(26,778)	(26,778)
Other comprehensive income, net of tax	—	—	(8)	—	(8)

Total comprehensive income/(loss)	—	—	(8)	(26,778)	(26,786)

Transactions with owners in their capacity as owners
Shares issued (note 18)	4,182	—	—	—	4,182
Share issue cost (note 18)	(376)	—	—	—	(376)
Share based payment (note 29)	—	—	533	—	533
Expired options	—	—	(731)	731	—
Shares issued upon conversion of convertible note	380	—	—	—	380

Balance at 30 June 2024	101,638	—	3,475	(115,130)	(10,017)

	Contributed equity A$‘000	Other Contributed equity A$‘000	Reserves A$‘000	Accumulated Losses A$‘000	Total equity (deficit) A$‘000

Balance at 1 July 2022	84,480	—	2,412	(68,617)	18,275
Loss after income tax benefit	—	—	—	(20,465)	(20,465)
Other comprehensive income, net of tax	—	—	110	—	110

Total comprehensive income/(loss)	—	—	110	(20,465)	(20,355)

Transactions with owners in their capacity as owners
Shares issued (note 18)	13,373	—	—	—	13,373
Share issue cost (note 18)	(401)	—	—	—	(401)
Share based payment (note 29)	—	—	1,159	—	1,159

Balance at 30 June 2023	97,452	—	3,681	(89,083)	12,050

The above consolidated statements of changes in equity should be read with the accompanying notes

Consolidated statements of cash flows
For the year ended 30 June 2025, 2024 and 2023

	Note	2025 A$‘000	2024 A$‘000	2023 A$‘000

CASH FLOWS FROM OPERATING ACTIVITIES:
Loss after income tax expense for the year		$(20,702)	$(26,778)	$(20,465)
Adjustments for:
Amortisation	11	934	1,869	1,869
Issuance of liability classified warrants for services	17	1,496	5,961	—
Share-based payments	29	653	533	1,159
Foreign currency loss / (gain)	7	310	(20)	46
Loss / (gain) on remeasurement of contingent consideration	15	(7,554)	134	(2,097)
Interest on unwinding of contingent consideration	15	232	—	—
Gain on remeasurement of promissory note		—	(25)	—
Loss / (gain) on remeasurement of financial liabilities	17	982	(1,257)	—
Impairment of intangible assets	11	13,379	—	—

		(10,270)	(19,583)	(19,488)
Change in operating assets and liabilities:
Trade and other receivables		3,799	5	3,450
Other assets		100	1,041	365
Trade and other payables		(4,950)	10,738	569
Other provisions		27	(349)	264
Deferred tax liability		(1,746)	(271)	(271)
Borrowings		(238)	(1,162)	(45)

Net cash used in operating activities		(13,278)	(9,581)	(15,156)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of shares, net of transaction costs	18	11,770	2,914	12,972
Proceeds from issuance of equity and pre-funded warrants	17	3,034	2,666	—
Proceeds from exercise of ordinary warrants	17	1,178	—	—
Proceeds from promissory note		—	776	—
Repayment of promissory note		—	(371)	—

Net cash provided by financing activities		15,982	5,985	12,972

Net (decrease)/increase in cash and cash equivalents		2,704	(3,596)	(2,184)
Cash and cash equivalents at the beginning of the financial year		1,657	5,241	7,361
Effects of exchange rate changes on cash		(16)	12	64

Cash and cash equivalents at the end of the financial year		$4,345	$1,657	$5,241

NON-CASH INVESTING AND FINANCING ACTIVITIES
Conversion of convertible promissory note	18	—	380	—

Unissued equity	19	380	—	—

Exercise of pre-funded warrants	17	8,840	864	—

The above consolidated statements of changes in equity should be read with the accompanying notes

Notes to the consolidated financial statements
30 June 2025

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
Kazia Therapeutics Limited is a listed public company limited by shares, incorporated and domiciled in Australia. Its registered office and principal place of business is:
Three International Towers
Level 24, 300 Barangaroo Avenue
Sydney NSW 2000
The consolidated financial statements were authorized for issue, in accordance with a resolution of Directors, on 7 November 2025. The Directors have the power to amend and reissue the consolidated financial statements.
Note 2. Material accounting policies
The material accounting policies adopted in the preparation of the consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.
New or amended Accounting Standards and Interpretations adopted
The Consolidated Entity has adopted all of the new, revised or amending Accounting Standards and Interpretations issued by the International Accounting Standards Board (“IASB”) that are mandatory for the current reporting period.
The adoption of these standards has not had any material impact on the disclosures or amounts reported in these consolidated financial statements.
New Accounting Standards and Interpretations not yet mandatory or early adopted
In April 2024, IFRS 18, “Presentation and Disclosure in Financial Statements” was issued to achieve comparability of the financial performance of similar entities. The standard, which replaces IAS 1, “Presentation of Financial Statements,” impacts the presentation of primary financial statements and notes, including the statement of earnings where companies will be required to present separate categories of income and expense for operating, investing, and financing activities with prescribed subtotals for each new category. The standard will also require management-defined performance measure to be explained and included in a separate note within the consolidated financial statements. The standard is effective for annual reporting periods beginning on or after 1 January 2027, including interim financial statements, and require retroactive application. The Consolidated Entity is currently assessing the impact of the new standard.
The Consolidated Entity is currently analyzing the potential impact of the amendments to IFRS 9, “Financial Instruments,” IFRS 7 “Financial Instruments: Disclosures”, and small changes to various standards or interpretations as part of the annual improvements to IFRS project. The amendments are effective for reporting periods beginning on or after 1 January 2026.
There were no other new accounting standards and interpretations not yet adopted by the Consolidated Entity for the 30 June 2025 reporting period that are expected to materially impact the Consolidated Entity.
Going concern
The Consolidated Entity incurred a loss after income tax of A$20.7 million
,
was in a net current liability position of A$9.1 million and had net cash outflows from operating activities of A$13.3 million as at and for the year ended 30 June 2025.
As at 30 June 2025 the Consolidated Entity had cash and cash equivalents of A$4.3 million.
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
The events and conditions noted above give rise to the existence of a material uncertainty that may cast substantial doubt about the Consolidated Entity’s ability to continue as a going concern and, therefore, the Consolidated Entity may be unable to realise its assets and discharge its liabilities in the normal course of business.

F-
8

Notes to the financial statements
30 June 2025
Note 2. Material accounting policies
(continued)

The directors have considered the cash flow forecasts and the funding requirements of the business and continue to explore grant funding, licensing opportunities and equity investment opportunities in the Company. The Directors note the following with regards to the ability of the Consolidated Entity to continue as a going concern:

•
On 12 May 2025, the Company received a notification (the Notification) from the Listing Qualifications Staff of the Nasdaq Stock Market LLC (Nasdaq) notifying the Company that from 28 March 2025 to 9 May 2025, the Company’s Market Value of Listed Securities (MVLS) was below the minimum of $35 million. The Notification has no immediate impact on the Company’s operations or listing and Kazia’s American Depositary Shares (ADSs) will continue to trade on the Nasdaq Capital Market under the ticker “KZIA”. In accordance with Nasdaq Listing Rule 5810(c)(3)(C), the Company has 180 calendar days to regain compliance with the MVLS Requirement;

•
The
at-the-market’
equity program (“ATM”) allows the Company to raise capital dynamically in the market, with no discount, no warrant coverage, and modest banking fees, allowing it to fund operations with minimal dilution to existing shareholders. An ATM with Oppenheimer & Co. Inc. (Oppenheimer) as sales agent was established in April 2022. Under the ATM, Kazia offered and sold via Oppenheimer, in the form of American Depository Shares (ADSs), with each ADS representing 500 ordinary shares. Kazia entered into an Equity Distribution Agreement, dated as of 22 April 2022 (the “Sales Agreement”), with Oppenheimer, acting as sales agent for an initial capacity of US$35 million. On 4 September 2024, the Equity Distribution Agreement was amended to increase the aggregate offering price to US$50 million. On 10 July 2025, the Company terminated the ATM with Oppenheimer and on July 25, 2025, Kazia entered into an At the Market Offering Agreement with Rodman & Renshaw LLC (“Rodman”), as sales agent, under which the Company may offer and sell, from time to time through Rodman, American Depositary Shares (“ADSs”), each ADS representing five hundred (500) ordinary shares, no par value per share, of the Company (the “Ordinary Shares”).

•
During the year ended 30 June 2025, US$4,556,252 was drawn down from the ATM facility compared to US$1,656,016 for the year ended 30 June 2024. At 30 June 2025 the remaining capacity of the ATM was US$36.63 million.

•
From July through October 2025, the Consolidated Entity raised total proceeds of US$1,441,826 using the ATM facility and the company executed a private placement of equity securities (PIPE), raising US$2,049,992. The Company continues to seek additional funding sources both in Australia and overseas.

The directors have considered the cash flow forecasts and the funding requirements of the business and continue to explore additional funding sources in both Australia and overseas including grant funding, licensing opportunities and equity investment opportunities in the Company.
Accordingly, the directors have prepared the consolidated financial statements on a going concern basis. Should the above circumstances do not eventuate the entity may be unable to realise its assets and discharge it liabilities in the normal course of business and at the amounts stated in these consolidated financial statements.
Basis of preparation
These general purpose consolidated financial statements have been prepared in accordance with Australian Accounting Standards and Interpretations issued by the Australian Accounting Standards Board (“AASB”) and the Corporations Act, as appropriate for for-profit
oriented entities. These consolidated financial statements also comply with International Financial Reporting Standards as issued by the IASB.
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
ADS Ratio Changes
On 28 October 2024, the Company changed its ratio of ADSs ordinary shares from one ADS representing 10 ordinary shares to one ADS representing 100 ordinary shares.
On 1 April 2025, the Company changed its ratio of its ADSs to ordinary shares from one ADS representing 100 ordinary shares to one ADS representing 500 ordinary shares.
As a result of the ratio changes, all references in these consolidated financial statements and accompanying notes to units of ordinary shares underlying ADSs are reflective of the ratio change for all periods presented. In addition, the exercise prices and the numbers of ordinary shares issuable upon the exercise of any outstanding options to purchase ordinary shares were proportionally adjusted pursuant to the respective anti-dilution terms of the share-based payment plans.

Notes to the financial statements
30 June 2025
Note 2. Material accounting policies (continued)

Parent entity information
In accordance with the Corporations Act, these consolidated financial statements present the results of the Consolidated Entity only. Supplementary information about the parent entity is disclosed in note 26.
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
Operating segments
Operating segments are presented using the ‘management approach’ where the information presented is on the same basis as the internal reports provided to the Chief Operating Decision Makers (“CODM”). The CODM is responsible for the allocation of resources to operating segments and assessing their performance. The CODM is considered to be the Board of Directors.
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
Financial Instruments
Subsequent measurement of financial assets
For the purpose of subsequent measurement, financial assets are classified into the following categories upon initial recognition:

•	financial assets at amortized cost

•	financial assets at fair value through profit or loss (“FVPL”)
Classifications are determined by both:

•	the entity’s business model for managing the financial asset

•	the contractual cash flow characteristics of the financial assets

Notes to the financial statements
30 June 2025
Note 2. Material accounting policies (continued)

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
Revenue from contracts with customers
Revenue is measured at the fair value of the consideration received or receivable. Revenue is recognised using a five step approach in accordance with IFRS 15, “Revenue from Contracts with Customers” to depict the transfer of promised services to customers in an amount that reflects the consideration to which the Group expects to be entitled in exchange for those services. Distinct promises within the contract are identified as performance obligations. The transaction price of the contract is measured based on the amount of consideration the Consolidated Entity expects to be entitled to from the customer in exchange for services. Factors such as requirements around variable consideration, significant financing components, noncash consideration, or amounts payable to customers also determine the transaction price. The transaction price is then allocated to separate performance obligations in the contract based on relative standalone selling prices. Revenue is recognised when, or as, performance obligations are satisfied, which is when control of the promised service is transferred to the customer. Amounts received prior to satisfying the revenue recognition criteria are recorded as deferred revenue. Amounts expected to be recognised as revenue within the 12 months following the balance sheet date are classified within current liabilities. Amounts not expected to be recognised as revenue within the 12 months following the balance sheet date are classified within non-current
liabilities.
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
The receipt of milestone payments is often contingent on meeting certain clinical, regulatory or commercial targets, and is therefore considered variable consideration. The transaction price of the contingent milestone is estimated using the most likely amount method. Within the transaction price, the price associated with a contingent milestone is included only to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognised will not occur. Milestone payments that are not within the control of the Group, such as regulatory approvals, are not considered highly probable of being achieved until those approvals are achieved.

Notes to the financial statements
30 June 2025
Note 2. Material accounting policies (continued)

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
Grant income
A government grant is considered as assistance by a state authority in the form of transfers of resources to the Group in return for past or future compliance with certain conditions relating to the operation of the Group. The R&D Tax Incentive Scheme is considered a government grant. Although the Australian R&D Tax Incentive Scheme is administered by the government through the ATO, it is not linked to the level or availability of taxable profits (except in the case of non-refundable R&D tax offsets). Broadly, under the Australian R&D Tax Incentive Scheme, an Australian company which incurs expenditure in relation to eligible R&D activities undertaken by the company may be entitled to either: (a) a refundable tax offset if its aggregated turnover is less than $20 million provided it is not controlled by income tax exempt entities; or (b) a non-refundable tax offset for other entities. Where a non-refundable R&D tax offset exceeds the income tax liability, the excess is not refunded to the company. Rather, the excess is carried forward and can be used in subsequent years, provided it meets the relevant carry-forward rules.
Grant income is recognised as receivable at fair value where there is reasonable assurance that the grant will be received, and all grant conditions have been satisfied which requires judgement.
Other income
Other income is recognised when it is received or when the right to receive payment is established.
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
Uncertain tax positions
IFRIC 23 clarified the application of the recognition and measurement criteria of IAS 12, “Income Taxes,” where there is uncertainty over income tax treatments and requires an assessment of each uncertain tax position as to whether it is probable that a taxation authority will accept the position. Where it is not probable, the effect of the uncertainty is reflected in determining the relevant taxable profit or loss, tax bases, unused tax losses and unused tax credits or tax rates. The amount is determined as either the single most likely amount or the sum of the probability weighted amounts in a range of possible outcomes, whichever better predicts the resolution of the uncertainty. Management believes that historical tax losses are not expected to be available for offset against the deferred tax liability at 30 June 2025 and 2024.

Notes to the financial statements
30 June 2025
Note 2. Material accounting policies (continued)

Current and
non-current
classification
Assets and liabilities are presented in the statement of financial position based on current and non-current
classification.
An asset is current when: it is expected to be realized or intended to be sold or consumed in normal operating cycle; it is held primarily for the purpose of trading; it is expected to be realized within 12 months after the reporting period; or the asset is cash or cash equivalent unless restricted from being exchanged or used to settle a liability for at least 12 months after the reporting period. All other assets are classified as non-current.
A liability is classified as current when: it is either expected to be settled in the Consolidated Entity’s normal operating cycle; it is held primarily for the purpose of trading; it is due to be settled within 12 months after the reporting period; or there is no right at the end of the reporting period to defer the settlement of the liability for at least 12 months after the reporting period. All other liabilities are classified as non-current.
Deferred tax assets and liabilities are always classified as
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
Licensing agreement for Paxalisib
The Paxalisib licensing agreement asset was acquired as part of a business combination and up until 31 December 2024 was being amortised on a straight-line basis over the period of its expected benefit, being the remaining life of the patent which was 15 years from the date of acquisition.
At 1 January 2025, Kazia determined that the intangible asset value is not based on incurred development costs and as such have applied a weighting based on the number of studies against the FDA clinical trial phases (i.e. preclinical to commercialisation) as a reasonable approach to allocate the current cost to each clinical study.
Licensing agreement for EVT801
The EVT801 licensing agreement asset was acquired via an asset acquisition and was being amortised on a straight-line basis over the period of its expected benefit, being the remaining life of the patent, which was 12.5 years from the date of acquisition.
At 1 January 2025 Kazia determined that the intangible asset no longer had any value and was written down to nil.
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

Notes to the financial statements
30 June 2025
Note 2. Material accounting policies (continued)

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
Share-based payments
Equity-settled share-based compensation benefits are provided to employees under the terms of the Employee Share Option Plan (“ESOP”) and consultants as compensation for services performed.
Equity-settled transactions are awards of shares, or options over shares that are provided to employees in exchange for the rendering of services.
The value of the instruments is measured by reference to the fair value of the underlying instruments on grant date, as required by IFRS 2, “Share-Based Payments.” Fair value is estimated using an appropriate option pricing model that takes into account the exercise price, the term of the option, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the option, together with non-vesting
conditions that do not determine whether the Consolidated Entity receives the services that entitle the employees to receive payment. No account is taken of any other vesting conditions.
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

F-1
4

Notes to the financial statements
30 June 2025
Note 2. Material accounting policies
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

F-1
5

Notes to the financial statements
30 June 2025
Note 3. Critical accounting judgements, estimates and assumptions
(continued)

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
Intangible assets available for use
The Consolidated Entity has exercised judgement in determining that its intangible assets, being license agreements, have a finite life and are available for use once acquired. As the business model is to acquire such assets and then develop them to generate returns from future license transactions or other means, management have determined that the assets are available for use from the time that they are acquired. In each case the assigned useful life is the remaining life of the patent over the asset, unless other factors over-ride this assessment.
Impairment of licensing agreements and other indefinite life intangible assets
The Consolidated Entity assesses impairment of
non-financial
assets other than goodwill and other indefinite life intangible assets at each reporting date by evaluating conditions specific to the Consolidated Entity and to the particular asset that may lead to impairment. Judgement is used to determine whether any indicators of impairment exist, and reference is made to the considerations included in AASB 136 Impairment of Assets in this assessment. If an impairment trigger is found to exist, the recoverable amount of the asset is determined.
During the financial year, there has been an impairment in relation to the Paxalisib and
EVT-801
licensing agreements which have been further disclosed in Note 11.
Note 4. Revenue

	2025 A$’000	2024 A$’000	2023 A$’000

Licensing revenue	—	2,301	—
Sale of Paxalisib	42	7	—

	42	2,308	—

Disaggregation of revenue
The disaggregation of revenue from contracts with customers is as follows:

	2025 A$’000	2024 A$’000	2023 A$’000

Geographical regions
South Korea	—	2,308	—
Israel	42	—	—

	42	2,308	—
Timing of revenue recognition
Licensing revenue recognised at a point in time	—	2,301	—
Sale of Paxalisib at a point in time	42	7	—

	42	2,308	—

Notes to the financial statements
30 June 2025
Note 4. Revenue
(continued)

License Agreement with Oasmia Pharmaceutical AB
In March 2021, the Company entered into an exclusive worldwide license agreement with Oasmia Pharmaceutical AB (“Osmia”), an innovation-focused specialty pharmaceutical company, for Cantrixil
(TRX-E-002-1),
a clinical stage drug candidate for the treatment of ovarian cancer. During fiscal 2021, Oasmia made an upfront payment of US$4 million with contingent milestones of up to US$42 million and double-digit royalties on commercial sales. For the years ended 30 June 2025, 2024, and 2023, no contract milestones were met, therefore no revenue was recognized.
License Agreement with Simcere Pharmaceutical Group Ltd.
In March 2021, the Company entered into a licensing agreement with Simcere Pharmaceutical Group LTD (“Simcere”) to develop and commercialize the Company’s investigational drug candidate, Paxalisib, in Greater China. Under the terms of the agreement, Simcere assumed responsibility for the development, registration and commercialization of Paxalisib in Greater China (a territory that includes Mainland China, Hong Kong, Macau and Taiwan). The Company received an upfront payment of US$11 million comprising US$7 million in cash and a US$4 million equity investment, priced at a 20% premium to recent trading. The Company will also receive contingent milestone payments of up to US$281 million for glioblastoma, with further milestones payable for indications beyond glioblastoma. Simcere will additionally pay mid-teen
percentage royalties on commercial sales. For the years ended 30 June 2025, 2024, and 2023, no contract milestones were met, therefore no
revenue was recognized.
License Agreement with Sovargen Co Ltd.
In March 2024, the Company entered into a licensing agreement with Sovargen Co Ltd. (“Sovargen”) to develop and commercialize the Company’s investigational drug candidate, Paxalisib, for countries except mainland China, Hong Kong, Macao and Taiwan. Under the terms of the agreement, Sovargen assumed responsibility for the development, registration and commercialization of Paxalisib in countries except for China, Hong Kong, Macao and Taiwan. The Company received an upfront payment of US$1.5 million. The Company will also receive contingent milestone payments of up to US$19 million upon achievement of development and regulatory milestones, and a percentage of sub-licensing
revenues and royalties on net sales of products incorporating Paxalisib. For the years ended 30 June 2025, 2024, and 2023, no contract milestones were met, therefore no revenue was recognized.
During fiscal year 2024, the Company recognised A$
2.30

million of revenue from the license agreements described in the above paragraphs in accordance with the terms of the agreements and revenue recognition policy in accordance with note 2.
During fiscal year 2024, the Company recognized A$
2.3
million of revenue from the license agreements described in the above paragraphs in accordance with the terms of the agreements and revenue recognition policy in accordance with Note 2. No revenue was recognized during fiscal year 2025
License Agreement with QIMR
On 12 September, 2024, the Company announced that an agreement has been executed with QIMR to obtain an exclusive license to certain intellectual property rights in relation to combination therapies consisting of PI3K inhibitor drugs, and one or more immunotherapy or PARP inhibitor drugs (PI3K combination). Under the license agreement, Kazia receives an exclusive, worldwide, sub-licensable
and royalty-bearing licence to certain intellectual property for the development of any drugs or product candidates within the PI3K inhibitor class in combination with immunotherapy or PARP inhibitors. Paxalisib, Kazia’s lead product candidate, is a member of the PI3K inhibitor class. The exclusive license agreement follows a collaboration between Kazia and QIMR Berghofer which began in December 2022 and has already led to the filing of supportive patents which include the use of paxalisib as an immune modulator in the treatment of diseases such as breast cancer. The terms of the license include standard provisions for an upfront license fee and development milestones related to the initiation of Phase 1, Phase 2 trial, first Phase 3 trial, first product approval.
Note 5. Other income

	2025 A$’000	2024 A$’000	2023 A$’000

Grant income	209	173	—
Other sundry income	1,578	—	1

	1,787	173	1

Other sundry income represents the sale of all intellectual property and trademark rights to Cantrixil for US$1 million (A$1.6 million).
Note 6. Operating segments
Identification of reportable operating segments
The Consolidated Entity’s operating segment is based on the internal reports that are reviewed and used by the Board of Directors (being the CODM) in assessing performance and in determining the allocation of resources.

Notes to the financial statements
30 June 2025
Note 6. Operating segments
(continued)

The Consolidated Entity operates in the pharmaceutical research and development business. There are no operating segments for which discrete financial information exists.
The information reported to the CODM, on at least a quarterly basis, is the consolidated results as shown in the statement of profit
or
loss and other comprehensive income and statement of financial position.
Note 7. Expenses
Loss before income tax includes the following specific expenses:

	2025 A$’000	2024 A$’000	2023 A$’000
Research and development expense
EVT-801 program costs	1,391	5,277	5,060
Cantrixil program costs	2	1	5
Paxalisib program costs	3,031	7,551	5,618
Scientific Advisory Board costs	—	—	31
Employee benefits expense - salaries & wages and staff benefits	1,761	2,161	2,250
- superannuation	34	36	29
- share based payments	172	485	702

Total research & development expense (excluding amortisation)	6,391	15,511	13,695
Amortisation
Paxalisib licensing agreement	542	1,084	1,084
Evotech licensing agreement	392	785	785

Total amortisation	934	1,869	1,869

Total research & development expense	7,325	17,380	15,564
Net foreign exchange loss
Net foreign exchange loss/(gain)	310	(20)	46
Lease
Expense relating to short term lease	59	124	152
Superannuation expense
Defined contribution superannuation expense	54	88	131
Employee benefits expense G&A
- salaries & wages and staff benefits	1,062	486	1,467
- superannuation	20	52	102
- share based payments	481	48	457

Total employee benefits expense G&A	1,563	586	2,026

F-
18

Notes to the financial statements
30 June 2025
Note 8. Income taxes

	2025 A$’000	2024 A$’000	2023 A$’000
Numerical reconciliation of income tax benefit and tax at the statutory rate
Loss before income tax benefit	(22,448)	(27,049)	(20,736)
Tax at the statutory tax rate of 25%	(5,612)	(6,762)	(5,184)
Tax effect amounts which are not deductible/(taxable) in calculating taxable income:
Amortisation of intangibles	234	467	467
Share-based payments	163	133	289
Impairment loss on intangible assets	3,345	—	—
Gain on remeasurement of contingent consideration	(1,888)	(22)	(847)

	(3,758)	(6,184)	(5,275)
Tax losses and timing differences not recognised	2,012	5,913	5,004

Income tax benefit	(1,746)	(271)	(271)

	2025 A$’000	2024 A$’000	2023 A$’000
Tax losses not recognised:
Unused tax losses for which no deferred tax asset has been recognised-Australia	148,506	139,430	120,412
Potential tax benefit at 25% - Australia	37,126	34,858	30,103
Unused tax losses for which no deferred tax asset has been recognised - US	12,671	7,836	4,305
Potential tax benefit at statutory rate - 21% - US	2,661	1,646	904
Note 9. Trade and other receivables

	2025	2024
	A$’000	A$’000
Current assets
GBM Agile deposit	—	3,756
GST receivable	90	133
Deposits held	8	8

	98	3,897

Non-current assets
Corporate credit card deposit	40	40

	40	40

The GBM Agile deposit was advanced to GCAR at the start of th
e G
BM Agile trial and was utilized against trial expenses.
Note 10. Other current assets

	2025	2024
	A$’000	A$’000
Prepayments	491	591

Other assets is comprised of the prepayment of invoices in relation to the annual insurance renewal program. An offsetting borrowing for the funding of this prepayment is included in Borrowings - See Note 13 Borrowings.

F-
19

Notes to the financial statements
30 June 2025
Note 11. Intangibles

	2025 A$’000	2024 A$’000
Licensing agreement - Paxalisib	1,087	16,408
Less: Accumulated amortisation	—	(8,335)

	1,087	8,073

Licensing agreement - EVT-801	—	9,813
Less: Accumulated amortisation	—	(2,486)

	—	7,327

	1,087	15,400

Reconciliations
Reconciliations of the carrying values at the beginning and end of the current and previous financial year are set out below:

	EVT-801 licensing agreement A$’000	Paxalisib licensing agreement A$’000	Total A$’000
Balance at 1 July 2023	8,112	9,157	17,269
Amortisation expense	(785)	(1,084)	(1,869)

Balance at 30 June 2024	7,327	8,073	15,400
Impairment of assets	(6,935)	(6,444)	(13,379)
Amortisation expense	(392)	(542)	(934)

Balance at 30 June 2025	—	1,087	1,087

EVT-801
licensing agreement
As at 30 June 2024, the carrying value of the
EVT-801
intangible asset was $7.3 million, representing the amortised cost from the date of acquisition.
In accordance with IAS 136 Impairment of Assets, the Group has reviewed the recoverable amount of the
EVT-801
asset as at 30 June 2025. During the financial year, the Consolidated Entity undertook a strategic review of its research and development pipeline and determined to focus its resources and efforts on the Paxalisib program. As a result, the
EVT-801
program has been deprioritised and no further development activities are planned.
Given the decision to cease active development, the Company determined that the recoverable amount of the
EVT-801
intangible asset is nil. Accordingly, an impairment loss of A$6.9 million has been recognised in the consolidated statement of profit or loss for the year ended 30 June 2025, fully writing down the asset.
This impairment reflects management’s assessment that no future economic benefits are expected to be derived from the
EVT-801
program under the current strategic direction.
The strategic shift has implications for the contingent consideration associated with the
EVT-801
licensing agreement. The probability of achieving future development milestones has been reassessed in light of the decision to cease active development. As a result, Milestone 3, 4 and 5 are no longer considered probable and has been derecognised (refer to Note 15).
Paxalisib licensing agreement
As at 30 June 2024, the carrying value of the Paxalisib intangible asset was $8.1 million, representing the amortised cost from the date of acquisition.
In accordance with IAS 36 Impairment of Assets, the Consolidated Entity has assessed the recoverable amount of the Paxalisib asset. During the year ended 30 June 2025, the Company identified indicators of impairment based on recent trial outcomes, feedback received from the FDA, and funding constraints wiht respect to ongoing and future trials. Given the asset is not based on incurred development costs, the Consolidated Entity applied a valuation methodology that allocates the carrying value across the clinical development pipeline. This approach considers:

•	The number of ongoing studies (11 in total),

•	The stage of each study within the FDA clinical trial phases (from Preclinical to Commercialisation),

Notes to the financial statements
30 June 2025
Note 11. Intangibles
(continued)

•	Probability of success rates for progression through each phase, as published by the FDA.
Each phase was assigned a weighted value based on the number of studies and their respective stage in the development lifecycle. The carrying value was then probability-weighted using FDA success rates to estimate the expected recoverable amount.
Following this assessment, the recoverable amount of the Paxalisib intangible asset was determined to be A$1.09 million, resulting in an impairment loss of A$6.44 million recognised in the consolidated statement of profit or loss for the year ended 30 June 2025.
This impairment reflects the Consolidated Entity’s best estimate of the asset’s recoverable value, considering current clinical progress, regulatory benchmarks, and market conditions.
The recent facts and circumstances have implications for the contingent consideration associated with the Paxalisib licensing agreement. The probability of achieving future development milestones has been reassessed and as a result, Milestone 2 and 5 are no longer considered probable and have been derecognised (refer to Note 15).
Note 12. Trade and other payables

	2025	2024
	A$’000	A$’000
Trade payables	5,645	4,548
Accrued payables	4,472	10,519

	10,117	15,067

Refer to Note 22 for further information on financial
instruments
.
Note 13. Borrowings
Current liabilities

	2025	2024
	A$’000	A$’000
Insurance premium funding	396	634

Borrowings related to the annual insurance renewal program. An offsetting prepayment of insurance invoices is included in
Prepayments
- See Note 10 Other Assets.
Note 14. Employee benefits

	2025 A$’000	2024 A$’000
Current Liabilities
Annual leave	390	365

	390	365

Non-Current Liabilities
Long service leave	37	35

	427	400

F-2
1

Notes to the financial statements
30 June 2025
Note 15. Contingent consideration

	2025 A$’000	2024 A$’000
Current Liabilities
Contingent consideration - EVT801	—	3,253
	—	3,253

Non-current Liabilities
Contingent consideration - Paxalisib	—	1,266
Contingent consideration - EVT801	—	2,486
	—	3,752
	—	7,005

Reconciliations
Reconciliation of the balance at the beginning and end of the reporting period is set out be low:

	2025	2024
	A$’000	A$’000
Contingent consideration at start of period (current and non-current)	7,005	6,871
Interest on unwinding of discount	232	339
Foreign currency loss / (gain)	317	(86)
Gain on remeasurement of contingent consideration	(7,554)	(119)

	—	7,005

Contingent consideration - Paxalisib
The total amount of milestone payments not recognised
as a liability

at year end for Paxalisib totals US$1,000,000 (A$2,776718) (2024: nil). Refer to Note 11.
Contingent consideration - EVT801
The total amount of milestone payments not recognised as a liability at year end for
EVT-801
totals €306,000,000 (A$547,798,067) (2024: €300,500,000 (A$496,287,928)). Refer to Note 11.
Note 16. Deferred tax

	2025	2024
	A$’000	A$’000
Deferred tax liability associated with Licensing Agreement	272	2,018

The Company completed an analysis of the availability of historical tax losses to offset the deferred tax liability concluding
the historical tax losses are not expected to be available for offset against the deferred tax liability

F-2
2

Notes to the financial statements
30 June 2025
Note 17. Other financial liabilities

	June 2025	June 2024
	A$’000	A$’000

Current liabilities
Prefunded and ordinary warrants	3,150	6,478

Reconciliation
Opening balance	6,478	—
Prefunded and ordinary warrants at initial recognition	3,034	8,599
Prefunded and ordinary warrants exercised	(8,840)	(864)
Loss / (gain) on remeasurement of other financial liabilities	2,478	(1,257)

Prefunded and ordinary warrants at period end	3,150	6,478

On 30 November, 2023, the Consolidated Entity entered into the Securities Purchase Agreement with an institutional investor, pursuant to which we issued and sold (A) in a registered direct offering, 52,400 ADSs and pre-funded
warrants to purchase up to 36,488 ADS, and (B) in a concurrent private placement, the Ordinary Warrants to purchase up to 88,888 ADSs, for nil consideration, which have an exercise price of US$29.150 per ADS, are exercisable immediately and will expire on 5 June, 2029. The Ordinary Warrants were determined to be classified as a financial liability and a derivative under IAS 32 because they are denominated in a foreign currency, causing the value to vary with the USD/AUD exchange rate and the Consolidated Entity’s share price, requires a smaller net investment, and is settled at a future date. The initial fair value of the Ordinary Warrants was A$3,020,316. Additionally, as a part of the Securities Purchase Agreement, warrants were issued to the broker with an initial fair value of A$132,763. Transaction costs of A$382,463 were incurred. Gross proceeds from the pre-funded
warrants and Ordinary Warrants totaled A$2,637,853. On 21 February, 2024, the pre-funded
warrants were exercised for gross proceeds of A$27,725.
In connection with the Purchase Agreement with Alumni Capital described in Note 18, the Consolidated Entity issued warrants to purchase ADSs (“Warrant ADS”) that are accounted for at fair value through profit and loss. The Warrant ADS were determined to be classified as a financial liability and a derivative under IAS 32 because they are denominated in a foreign currency, causing the value to vary with the USD/AUD exchange rate and the Consolidated Entity’s share price, requires a smaller net investment, and is settled at a future date. The initial fair value of the warrants issued was A$5,445,887. Alumni Capital can purchase a number of Warrant ADSs from the Consolidated Entity, calculated as 5% of the total commitment amount minus any previous exercises, divided by the exercise price on the exercise date. The exercise price for each Warrant ADS is determined by dividing US$6,000,000 by the total number of ordinary shares on the exercise date, then multiplying by the current ADS to ordinary share ratio.
On the 17 May 2024 the above terms were amended such that the outstanding warrants had an amended exercise price to US$13.50 per ADS and new warrant to purchase up to 22,000 ADSs issued with an exercise price of US$13.50 per ADS.
On 11 July 2024, warrants to purchase 22,000 ADSs with an exercise price of US$13.50 per ADS representing 11,000,000 ordinary shares were exercised along with 2/3 of the warrants Alumni Capital were entitled to (outlined in the paragraph above). Alumni Capital purchased 515,729 ADSs representing 25,786,480 ordinary shares for US$0.9695 per ADS as a result of that exercise. The exercised fair value of the warrants exercised was A$6,459,840. The Company received gross proceeds of US$1,178,106. As of 30 June 2025 there are 5,000 Warrant ADS outstanding related to the Purchase Agreement.
On 1
4
 January 2025, the Consolidated Entity entered into a securities purchase agreement with an institutional investor (the “January SPA”), pursuant to which we issued and sold (A) in a registered direct offering, 110,688 ADSs and pre-funded
warrants to purchase up to 155,979 ADS, and (B) in a concurrent private placement, the Ordinary Warrants to purchase up to 266,667 ADSs, for nil consideration, which have an exercise price of US$7.50 per ADS, are exercisable immediately and will expire on 14 June, 2030. The Ordinary Warrants were determined to be classified as a financial liability and a derivative under IAS 32 because they are denominated in a foreign currency, causing the value to vary with the USD/AUD exchange rate and the Consolidated Entity’s share price, requires a smaller net investment, and is settled at a future date. The initial fair value of the Ordinary Warrants and pre-funded
warrants was A$2,545,276 and A$1,908,568, and A$76,358, respectfully. Additionally, as a part of the January SPA, Ordinary Warrants to purchase up to 8,000 ADS representing 200,000 ordinary shares were issued to the broker with an initial fair value of A$76,358. Transaction costs of A$228,422 were incurred. Because the total fair value of the instruments issued (A$4,530,203
)
exceeded the total gross proceeds of A$3,263,047, the excess of A$1,495,705 was expensed.
On 30 January 2025, the
pre-funded
warrants were exercised at a fair value of A$2,380,271 and is included as an addition to share capital.

F-2
3

Notes to the financial statements
30 June 2025
Note 18. Equity - contributed equity

	2025	2024	2023	2025	2024	2023
	Shares	Shares	Shares	A$‘000	A$‘000	A$‘000

Ordinary shares - fully paid	809,418,734	332,850,784	228,029,114	123,046	101,638	97,452

Movements in ordinary share capital

Details	Date	Shares	Issue price	A$

Balance	1 July 2022	138,755,376		84,480,249
ATM issue of shares No. 8	7 July 2022	573,370	$0.71	407,201
ATM issue of shares No. 9	8 August 2022	8,561,490	$0.33	2,839,346
ATM issue of shares No. 10	9 August 2022	10,000	$0.27	2,723
ATM issue of shares No. 11	10 August 2022	158,020	$0.25	38,949
ATM issue of shares No. 12	11 August 2022	330,960	$0.24	79,868
ATM issue of shares No. 13	12 August 2022	1,247,440	$0.25	308,050
ATM issue of shares No. 14	12 September 2022	651,030	$0.22	143,964
ATM issue of shares No. 15	13 September 2022	28,350	$0.22	6,200
Shares issued to Scientific Advisory Board	14 September 2022	60,000	$0.21	12,600
ATM issue of shares No. 16	7 October 2022	736,760	$0.18	131,797
ATM issue of shares No. 17	28 October 2022	12,296,180	$0.19	2,293,288
ATM issue of shares No. 18	11 January 2023	20,000	$0.14	2,761
Professional and sophisticated investors placement - 1st tranche	16 January 2023	25,387,018	$0.11	2,792,572
Professional and sophisticated investors placement - 2nd tranche	28 February 2023	15,522,075	$0.11	1,707,428
Share Placement Plan	3 March 2023	23,691,045	$0.11	2,606,000
Less: share issue transaction costs				(400,750)

Balance	30 June 2023	228,029,114		97,452,246

Balance	01 July 2023	228,029,114		97,452,246
ATM issue of shares No. 19	06 July 2023	8,148,140	$0.19	1,512,523
ATM issue of shares No. 20	07 July 2023	157,120	$0.16	25,877
ATM issue of shares No. 21	03 August 2023	15,000	$0.17	2,519
ATM issue of shares No. 22	29 November 2023	1,066,070	$0.10	107,268
Registered Direct Offering	05 December 2023	26,200,000	$—	—
ATM issue of shares No. 23	13 February 2024	25,910	$0.05	1,207
ATM issue of shares No. 24	14 February 2024	319,650	$0.05	14,834
ATM issue of shares No. 25	15 February 2024	2,195,980	$0.05	102,825
ATM issue of shares No. 26	16 February 2024	205,260	$0.06	12,597
Armistice warrants	21 February 2024	18,244,450	$0.05	892,655
ATM issue of shares No. 27	21 February 2024	8,626,580	$0.06	513,584
ATM issue of shares No. 28	22 February 2024	316,540	$0.05	14,584
ATM issue of shares No. 29	23 February 2024	304,860	$0.05	14,147
ATM issue of shares No. 30	26 February 2024	250,000	$0.05	11,502
ATM issue of shares No. 31	01 May 2024	2,112,560	$0.05	100,961
ATM issue of shares No. 32	02 May 2024	375,410	$0.05	17,147
ATM issue of shares No. 33	03 May 2024	288,900	$0.05	13,544
ATM issue of shares No. 34	07 May 2024	790,100	$0.05	36,024

F-2
4

Notes to the financial statements
30 June 2025
Note 18. Equity - contributed equity
(continued)

ATM issue of shares No. 35	10 May 2024	20,000	$0.05	910
ATM issue of shares No. 36	16 May 2024	242,170	$0.05	10,891
Repayment of promissory note	19 June 2024	5,916,970	$0.06	380,223
Equity line of credit	24 June 2024	29,000,000	$0.03	776,264
Less: share issue transaction costs				(376,573)

Balance	30 June 2024	332,850,784		101,637,758

Balance	30 June 2024	332,850,784		101,637,758
Conversion of Warrants exercised	11 July 2024	—	$—	6,459,830
Cancellation of convertible note shares	02 July 2024	(5,916,970)	$—	(380,224)
ATM issue of shares No. 37	12 July 2024	14,400,000	$0.15	2,209,677
Alumni warrants shares issued	11 July 2024	25,786,480	$0.29	739,536
Armistice warrants shares issued	11 July 2024	11,000,000	$0.04	438,571
ATM issue of shares No. 38	15 July 2024	5,488,230	$0.14	792,915
ATM issue of shares No. 39	16 July 2024	4,177,340	$0.11	449,260
Alumni Equity Line of Credit	18 July 2024	15,000,000	$0.05	816,373
ATM issue of shares No. 40	09 August 2024	2,061,820	$0.06	128,633
ATM issue of shares No. 41	13 August 2024	408,270	$0.06	26,172
ATM issue of shares No. 42	14 August 2024	2,283,350	$0.06	140,884
ATM issue of shares No. 43	15 August 2024	8,660	$0.06	525
ATM issue of shares No. 44	28 August 2024	5,250,000	$0.06	323,403
ATM issue of shares No. 45	29 August 2024	308,700	$0.06	18,242
ATM issue of shares No. 46	03 September 2024	3,000,000	$0.06	184,690
ATM issue of shares No. 47	04 September 2024	837,030	$0.06	53,439
ATM issue of shares No. 48	13 September 2024	16,049,020	$0.06	889,682
ATM issue of shares No. 49	14 September 2024	2,503,820	$0.05	130,741
ATM issue of shares No. 50	25 November 2024	442,400	$0.09	39,420
ATM issue of shares No. 51	26 November 2024	185,100	$0.09	16,312
Alumni Equity Line of Credit	09 December 2024	15,000,000	$0.05	804,869
ATM issue of shares No. 52	27 November 2024	262,200	$0.08	22,239
ATM issue of shares No. 53	29 November 2024	896,700	$0.09	76,970
ATM issue of shares No. 54	02 December 2024	364,700	$0.08	29,832
ATM issue of shares No. 55	03 December 2024	2,926,100	$0.08	227,709
ATM issue of shares No. 56	04 December 2024	403,300	$0.08	31,753
ATM issue of shares No. 57	05 December 2024	460,800	$0.08	36,011
ATM issue of shares No. 58	10 December 2024	142,200	$0.07	9,463
ATM issue of shares No. 59	11 December 2024	522,100	$0.06	32,938
Alumni Equity Line of Credit	16 December 2024	20,000,000	$0.04	874,939
ATM issue of shares No. 60	17 December 2024	6,421,800	$0.06	382,576
ATM issue of shares No. 61	02 January 2025	4,000,000	$0.03	128,729
ATM issue of shares No. 62	03 January 2025	2,939,500	$0.03	85,921
ATM issue of shares No. 63	06 January 2025	10,668,100	$0.03	305,565
ATM issue of shares No. 64	07 January 2025	2,453,900	$0.03	70,828
Maxim Warrants exercised	30 January 2025	55,344,000	$0.02	988,042
Alumni Warrants exercised	30 January 2025	55,334,000	$0.02	987,797

F-2
5

Notes to the financial statements
30 June 2025
Note 18. Equity - contributed equity
(continued)

Perishing Warrants exercised	30 January 2025	22,655,300	$0.02	404,432
Alumni Prefunded Warrants shares issued	30 January 2025	—	$—	127
Alumni Equity Line of Credit	11 February 2025	60,000,000	$0.02	917,450
Alumni Equity Line of Credit	06 May 2025	15,000,000	$0.01	141,489
Alumni Equity Line of Credit	06 June 2025	32,500,000	$0.02	504,043
Alumni Equity Line of Credit	12 June 2025	35,000,000	$0.03	979,179
Alumni Equity Line of Credit	18 June 2025	30,000,000	$0.02	599,674
Less: share issue transaction costs		—	$—	(712,515)

Balance	June 30, 2025	809,418,734		123,045,899

The ATM allows the Company to raise capital dynamically in the market, with no discount, no warrant coverage, and modest banking fees, allowing it to fund operations with minimal dilution to existing shareholders. An ATM with Oppenheimer & Co. Inc. (Oppenheimer) as sales agent was established in May 2022. Under the ATM, Kazia may offer and sell via Oppenheimer, in the form ofADSs, with each ADS representing 500 ordinary shares. Kazia entered into an Equity Distribution Agreement, dated as of 22 April 2022 (the “Sales Agreement”), with Oppenheimer, acting as sales agent for an initial capacity of US$35 million. On 4 September 2024, the Equity Distribution Agreement was amended to increase the aggregate offering price to US$50 million. During the year ended 30 June 2025 US$4,556,252 was drawn down from the ATM facility compared to US$1,656,016 for the year ended 30 June 2024.
During fiscal year 2024, Kazia entered into a purchase agreement (the “Purchase Agreement”) with Alumni Capital LP (“Alumni Capital”). Pursuant to the Purchase Agreement, the Company may sell to Alumni Capital up to an aggregate of $15,000,000, of ADSs from time to time during the term of the Purchase Agreement. During the fiscal year ended 30 June 2025, Kazia sold an aggregate amount of A$5,638,016 of ADSs under the Purchase Agreement compared to A$776,264 for the year ended 30 June 2024.
On 14 January 2025 the Company executed a direct offering with existing fundamental healthcare investor, Alumni Capital LP, of
1,333,333
of the Company’s ADSs (or ADS equivalents in lieu thereof), each ADS representing ordinary shares of the Company, at a purchase price of US$
1.50
per ADS (or ADS equivalent in lieu thereof) and concurrent private placement of unregistered warrants to purchase up to an aggregate of
1,333,333
ADSs. The warrants will have an exercise price of US$
1.50
per ADS, will be immediately exercisable upon issuance, and will expire five and one-half
years from the date of issuance. Additionally, on 14 January 2025, Maxim (broker) received
40,000
warrants - ex price $
1.50
with an expiry of 14 July 2030. Further, Alumni Capital LP received
553,440
ADSs paying US$
1.50
per ADS for a total of US$
830,160
and received
779,893
pre-funded
warrants with an
ex-price
of US$
0.0001
paying US$
1.4999
per prefunded warrant for a total of US$
1,169,762.51
. All
779,893
warrants were exercised on 30 January 2025. After fees of $
140,000
. were paid, the Company received US$
1,860,000
.
Ordinary shares
Ordinary shares entitle the holder to participate in dividends and the proceeds on the winding up of the Company in proportion to the number of and amounts paid on the shares held. The fully paid ordinary shares have no par value and the Company does not have a limited amount of authorized capital.
On a show of hands every member present at a meeting in person or by proxy shall have one vote and upon a poll each share shall have one vote.
Share
buy-back
There is no current
on-market
share
buy-back.
Capital risk management
The Consolidated Entity’s objectives when managing capital are to safeguard its ability to continue as a going concern so that it can provide returns for shareholders and benefits for other stakeholders and to maintain an optimum capital structure to reduce the cost of capital.
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

F-2
6

Notes to the financial statements
30 June 2025
Note 19. Unissued equity

On 23
October 2023, the Company entered into a securities purchase agreement with an accredited investor, pursuant to which the Company issued a six-month
unsecured convertible promissory note (the “Note”) in the principal amount of A$
776,670
(US$
500,000
). The Note bears interest at a rate of
10
% per annum. On 23 December 2023, the investor called upon
50
% of the Note, and cash of US$
253,014
was paid, which represented US$
250,000
of principal and US$
3,014
of interest (total payment of A$
380,224
). The investor exercised their option to receive the remaining 50% in ADSs on 20 December 2023, which resulted in
11,834
ADS to be issued. On 19 June 2024,
11,834
ADSs representing
5,916,970
ordinary shares were issued at a price of A$
0.0643
per ordinary share. Subsequent to 30 June 2024, the investor was unable to meet their obligations for transfer of the shares and on
2
 July 2024 the share allocation was cancelled and remains recognised as unissued equity as at 30 June 2025.
Note 20. Reserves

	2025	2024	2023
	A$’000	A$’000	A$’000

Foreign currency reserve	(773)	(750)	(742)
Share-based payments reserve	3,873	4,225	4,423

	3,100	3,475	3,681

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
For the year ended 30 June 2025, there were A$0.7 million (2024: A$0.5 million) issuances from the share-based payment reserve for Employee Share Option plan and A$1.0 million (2024: A$0.7 million) expirations and forfeitures.
Note 21. Dividends
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

F-
27

Notes to the financial statements
30 June 2025
Note 22. Financial instruments
(continued)

The carrying amount of the Consolidated Entity’s foreign currency denominated financial assets and financial liabilities at the reporting date was as follows:

	Assets		Liabilities
	2025 A$’000	2024 A$’000	2025 A$’000	2024 A$’000

US dollars	4,206	3,329	5,854	7,420
Euros	—	—	6,738	7,320
Pound Sterling	—	—	9	18
	4,206	3,329	12,601	14,758

The Consolidated Entity had net liabilities denominated in foreign currencies of A$8.4 million as at 2025 (2024: net liabilities A$11.4 million).
If all currencies had strengthened and weakened against the USD by 10% (2024:10% ) then this would have had the following impact:

	AUD strengthened			AUD weakened
Consolidated - 2025	% change	Effect on profit before tax A$’000	Effect on equity A$’000	% change	Effect on profit before tax A$’000	Effect on equity A$’000

US dollars	10%	(165)	(165)	(10)%	165	165
Euros	10%	(674)	(674)	(10)%	674	674
Pound Sterling	10%	(1)	(1)	(10)%	1	1

		(840)	(840)		840	840

	AUD strengthened			AUD weakened
Consolidated - 2024	% change	Effect on profit before tax A$’000	Effect on equity A$’000	% change	Effect on profit before tax A$’000	Effect on equity A$’000

US dollars	10%	(409)	(409)	(10)%	409	409
Euros	10%	(732)	(732)	(10)%	732	732
Pound Sterling	10%	(2)	(2)	(10)%	2	2

		(1,143)	(1,143)		1,143	1,143

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
As at the reporting date, the Consolidated Entity had the following variable interest rate balances:

	2025		2024
	Weighted average interest rate %	Balance A$’000	Weighted average interest rate %	Balance A$’000

Cash and cash equivalents	1.79	4,345	0.39	1,657

Net exposure to cash flow interest rate risk		4,345		1,657

The Consolidated Entity has cash and cash equivalents totaling A$4.3 million (2024: A$1.7 million). An increase/decrease in interest rates of
100 basis points
(2024:
100 basis points
) would have a favorable/adverse effect on profit before tax and equity of $43,446 (2024 $16,575) per annum. The percentage change is based on the expected volatility of interest rates using market data and analysts forecasts.

Notes to the financial statements
30 June 2025
Note 22. Financial instruments
(continued)

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

F-
29

Notes to the financial statements
30 June 2025
Note 22. Financial instruments
(continued)

2025	1 year or less A$’000	Between 1 and 2 years A$’000	Between 2 and 5 years A$’000	Over 5 years A$’000	Remaining contractual maturities A$’000	Carrying Amount A$’000
Non-derivatives
Trade payables	5,645	—	—	—	5,645	5,645
Accrued payables	4,472	—	—	—	4,472	4,472

Total non-derivatives	10,117	—	—	—	10,117	10,117

Derivatives
Other financial liabilities	—	—	3,150	—	3,150	3,150

Total derivatives	—	—	3,150	—	3,150	3,150

Total undiscounted financial liabilities	10,117	—	3,150	—	13,267	13,267

2024	1 year or less A$’000	Between 1 and 2 years A$’000	Between 2 and 5 years A$’000	Over 5 years A$’ 000	Remaining contractual maturities A$’000	Carrying Amount A$’000
Non-derivatives
Trade payables	4,548	—	—	—	4,548	4,548
Accrued payables	10,519	—	—	—	10,519	10,519
Contingent consideration	3,389	—	4,549	—	7,938	7,005

Total non-derivatives	18,456	—	4,549	—	23,005	22,072

Derivatives
Other financial liabilities	—	—	6,478	—	6,478	3,150

Total derivatives	—	—	6,478	—	6,478	3,150

Total undiscounted financial liabilities	18,456	—	11,027	—	29,483	25,222

The cash flows in the maturity analysis above are not expected to occur significantly earlier than contractually disclosed above
.
Note 23. Fair value measurement
Fair value hierarchy
The following tables detail the Consolidated Entity’s liabilities, measured or disclosed at fair value, using a three-level hierarchy, based on the lowest level of input that is significant to the entire fair value measurement, being:
Level 1: Quoted prices (unadjusted) in active markets for identical liabilities that the entity can access at the measurement date
Level 2: Inputs other than quoted prices included within Level 1 that are observable for the liability, either directly or indirectly
Level 3: Unobservable inputs for the liability

Consolidated - 2025	Level 1 A$‘000	Level 2 A$‘000	Level 3 A$‘000	Total A$‘000

Liabilities
Contingent Consideration	—	—	—	—
Warrants liability	—	—	3,150	3,150

Total liabilities	—	—	3,150	3,150

Consolidated - 2024

Liabilities
Contingent Consideration	—	—	7,005	7,005
Warrants liability	—	—	6,478	6,478

Total liabilities	—	—	13,483	13,483

There were no transfers between levels during the financial year.

F-3
0

Notes to the financial statements
30 June 2025
Note 23. Fair value measurement
(continued)

The fair value of the warrant liability is determined using a variety of valuation techniques including Monte Carlo simulations and Black-Scholes Model. Please refer to Note 17 for additional information regarding the private placement warrants.
Level 3 liabilities
Movements in level 3 liabilities during the current and previous financial year are set out below:

	Level 3 A$’000	Total A$’000
Consolidated
Balance at 30 June 2023	6,871	6,871
Issuance of warrants	8,599	8,599
Exercise of warrants	(864)	(864)
Gain recognised in profit or loss	(1,123)	(1,123)

Balance at 30 June 2024	13,483	13,483

Issuance of warrants	3,034	3,034
Exercise of warrants	(8,840)	(8,840)
Gain recognised in profit or loss	(4,527)	(4,527)

Balance at 30 June 2025	3,150	3,150

Note 24. Key
management
personnel disclosures
Compensation
The aggregate compensation made to directors and other members of key management personnel (‘KMP’) of the Consolidated Entity is set out below:

	2025 A$	2024 A$	2023 A$

Short-term employee benefits	1,688,612	1,962,563	3,148,514
Post-employment benefits	51,122	72,784	149,626
Share-based payments	405,213	353,437	1,045,860

	2,144,947	2,388,784	4,344,000

Please refer to Note 25 for other transactions with key management personnel and their related parties.
Note 25. Related party transactions
Parent entity
Kazia Therapeutics Limited is the parent entity.
Subsidiaries
Interests in subsidiaries are set out in note 27.
Key management personnel
Disclosures relating to key management personnel are set out in note 24.
Transactions with related parties
There were no other transactions with KMP and their related parties.
Receivable from and payable to related parties
Ther
e were
no
trade receivables from or trade payables to related parties at the current and previous reporting date.
Loans to/from related parties
There were no loans to or from related parties at the current and previous reporting date.

Notes to the financial statements
30 June 2025
Note 25. Related party transactions (continued)

Terms and conditions
All transactions were made on normal commercial terms and conditions and at market rates.
Note 26. Parent entity information
Set out below is the supplementary information about the parent entity.

	2025 A$’000	2024 A$’000

Statement of profit or loss and other comprehensive income
Loss after income tax	(18,195)	(24,008)

Total comprehensive loss	(18,195)	(24,008)

	2025 A$’000	2024 A$’000

Statement of financial position
Total current assets	4,335	3,048
Total assets	5,462	18,488
Total current liabilities	13,754	25,529
Total liabilities	14,063	31,335
Equity
Contributed equity	123,046	101,638
Other contributed equity	380	—
Reserves	3,873	4,225
Accumulated losses	(135,900)	(118,710)

Total deficit in equity	(8,601)	(12,847)

Reserves comprise Share Based Payments Reserve.
Contingent liabilities
The parent entity contingent liabilities as at 30 June 2025 and 30 June 2024 are as set out in note 15.
Capital commitments - Property, plant and equipment
The parent entity had no capital commitments for property, plant and equipment at as 30 June 2025 and 30 June 2024.
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
30 June 2025
Note 27. Interests in subsidiaries

The
consolidated
financial statements incorporate the assets, liabilities and results of the following subsidiaries in accordance with the accounting policy described in note 2:

		Ownership interest
Name	Principal place of business / Country of incorporation	2025%	2024%

Kazia Laboratories Pty Ltd	Australia	100%	100%
Kazia Research Pty Ltd	Australia	100%	100%
Kazia Therapeutics Inc.	United States of America	100%	100%
Glioblast Pty Ltd	Australia	100%	100%
Note 28. Earnings per share

	2025 A$‘000	2024 A$‘000	2023 A$‘000

Earnings per share for losses from continuing operations

Loss after income tax attributable to the owners of Kazia Therapeutics Limited	(20,702)	(26,778)	(20,465)

Loss after income tax attributable to the owners of Kazia Therapeutics Limited	(20,702)	(26,778)	(20,465)

	Number	Number	Number

Weighted average number of ordinary shares used in calculating basic and diluted earnings per share	547,941,171	263,676,313	184,284,350

	Cents	Cents	Cents

Basic and diluted earnings per share	(3.78)	(10.16)	(11.23)
The number of unissued shares under option that have been excluded from the diluted EPS are 50,813,500 (2025), 36,180,000 (2024), and 14,780,000 (2023).
Note 29. Share-based payments
All of the options set out below have been issued to employees and directors under the ESOP. During the financial year an expense of $653,194 (30 June 2024: $532,597) (30 June 2023: $1,674,581) was recognised.

	Number of options 2025 - Ordinary shares	Weighted Average exercise price 2025		Number of options 2024 - Ordinary shares	Weighted Average exercise price 2024

Outstanding at the beginning of the financial year	10,180,000	A$	0.72	14,780,000	A$	0.63
Forfeited	(25,000)	A$	0.94	(3,400,000)	A$	0.42
Expired	(2,075,000)	A$	1.08	(1,200,000)	A$	0.49

Outstanding at the end of the financial year	8,080,000	A$	0.63	10,180,000	A$	0.72

Exercisable at the end of the financial year	7,805,000	A$	0.65	7,290,000	A$	0.84

F-
3
3

Notes to the financial statements
30 June 2025
Note 29. Share-based payments
(continued)

	Number of options 2025 - ADS	Weighted Average exercise price 2025		Number of options 2024 - ADS	Weighted Average exercise price 2024

Outstanding at the beginning of the financial year	52,000	A$	27.90	—	A$	—
Granted	33,467	A$	37.35	57,000	A$	28.00
Forfeited	—	A$	—	(5,000)	A$	28.80
Expired	—	A$	—	—	A$	—

Outstanding at the end of the financial year	85,467	A$	30.08	52,000	A$	27.90

Exercisable at the end of the financial year	50,217	A$	31.83	—	A$	—
2025

Tranche	Grant date	Expiry date	Exercise price		Balance at the start of the year - Ordinary shares		Granted		Exercised		Expired / lapsed on termination of employment		Balance at the end of the year - Ordinary shares
4	13/01/2020	13/01/2025	A$	0.88		137,500		—		—		(137,500)		—
5	09/11/2020	09/11/2024	A$	1.13		1,200,000		—		—		(1,200,000)		—
6	09/11/2020	13/01/2025	A$	0.88		600,000		—		—		(600,000)		—
7	04/01/2021	04/01/2025	A$	1.69		137,500		—		—		(137,500)		—
8	09/09/2021	26/06/2026	A$	1.37		100,000		—		—		—		100,000
9	16/11/2021	16/11/2025	A$	1.69		750,000		—		—		—		750,000
10	16/11/2021	16/11/2025	A$	2.24		500,000		—		—		—		500,000
11	16/11/2021	16/11/2025	A$	1.56		800,000		—		—		—		800,000
13	01/02/2022	01/02/2027	A$	0.94		325,000		—		—		(25,000)		300,000
14	24/05/2022	24/05/2027	A$	0.78		100,000		—		—		—		100,000
15	03/03/2023	03/03/2027	A$	0.15		2,530,000		—		—		—		2,530,000
16	03/05/2023	03/05/2027	A$	0.19		3,000,000		—		—		—		3,000,000

						10,180,000		—		—		(2,100,000)		8,080,000
Weighted average exercise price					A$	0.72	A$	—	A$	—	A$	1.07	A$	0.63
At the end of the period the following outstanding options were vested and exercisable:
- Options in tranches 4, 5, 6, and 7 expired during the year
-
25,000
options in tranche 13 were forfeited during the year
The weighted average remaining contractual life of ordinary share options outstanding at 2025 is 1.52 years.

F-3
4

Notes to the financial statements
30 June 2025
Note 29. Share-based payments
(continued)

Tranche	Grant date	Expiry date	Exercise price	Balance at the start of the year - ADS		Granted		Exercised		Expired / lapsed on termination of employment		Balance at the end of the year - ADS
17	22/04/2024	22/04/2029	$29.30		30,000		—		—		—		30,000
18	17/06/2024	17/06/2029	$25.65		17,000		—		—		—		17,000
19	27/06/2024	27/06/2030	$14.85		5,000		—		—		—		5,000
20	11/09/2024	11/09/2029	$24.80		—		6,000		—		—		6,000
21-22	14/01/2025	14/07/2030	$7.50		—		27,467		—		—		27,467

					52,000		33,467		—		—		85,467

Weighted average exercise price				A$	27.90	A$	37.35	A$	—	A$	—	A$	30.08
At the end of the period the following outstanding options were vested and exercisable:
- Options in tranche 17, 18, 19, 20, 21 & 22 were unvested
The weighted average remaining contractual life of ADS share options outstanding at 30 June 2025 is
3.59
years.
2024

Tranche	Grant date	Expiry date	Exercise price		Balance at the start of the year - Ordinary shares		Granted		Exercised		Expired / lapsed on termination of employment		Balance at the end of the year - Ordinary Shares
3	13/11/2019	04/01/2024	A$	0.49		1,200,000		—		—		(1,200,000)		—
4	13/01/2020	13/01/2025	A$	0.88		187,500		—		—		(50,000)		137,500
5	09/11/2020	09/11/2024	A$	1.13		1,200,000		—		—		—		1,200,000
6	09/11/2020	13/01/2025	A$	0.88		600,000		—		—		—		600,000
7	04/01/2021	04/01/2025	A$	1.69		187,500		—		—		(50,000)		137,500
8	09/09/2021	26/06/2026	A$	1.37		100,000		—		—		—		100,000
9	16/11/2021	16/11/2025	A$	1.69		750,000		—		—		—		750,000
10	16/11/2021	16/11/2025	A$	2.24		500,000		—		—		—		500,000
11	16/11/2021	16/11/2025	A$	1.56		800,000		—		—		—		800,000
12	01/02/2022	01/02/2027	A$	0.94		800,000		—		—		(800,000)		—
13	01/02/2022	01/02/2027	A$	0.94		425,000		—		—		(100,000)		325,000
14	24/05/2022	24/05/2027	A$	0.78		100,000		—		—		—		100,000
15	03/03/2023	03/03/2027	A$	0.15		3,930,000		—		—		(1,400,000)		2,530,000
16	05/03/2023	03/05/2027	A$	0.19		4,000,000		—		—		(1,000,000)		3,000,000

						14,780,000		—		—		(4,600,000)		10,180,000

Weighted average exercise price					A$	0.63	A$	—	A$	—	A$	0.43	A$	0.72
At the end of the period the following outstanding options were vested and exercisable:
- Options in tranches 3 & 12 expired during the year
- Options in tranches 6 were vested and exercisable
- Options in tranches 4, 7, 8, & 9 were vested and exercisable to
69
%, apart from those in the above table which have expired
- Options in tranche 5 were vested and exercisable to
75
%, apart from those in the above table which have expired
- Options in tranches 10 & 15 were vested and exercisable as to
33
%, apart from those in the above table which have expired
- Options in tranches 11, 14, & 16 were vested and exercisable as to
50
%, apart from those in the above table which have expired
-
Options
in tranches 13 were vested and exercisable as to
35
%, apart from those in the above table which have expired

Notes to the financial statements
30 June 2025
Note 29. Share-based payments
(continued)

The weighted average remaining contractual life of options outstanding at 30 June 2024 is
2.0
years.
Employee share options
During the year ended 30 June 2025, 6,000 options have been issued to directors and employees by the Consolidated Entity pursuant to the Company’s Employee Share Option Plan.

•	Tranche 20-22 vests yearly over 5 years from the date of the grant
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
Options Valuation
In order to obtain a fair valuation of these options, the following assumptions have been made:
The Black Scholes option valuation methodology has been used with the expectation that the majority of these options would be exercised towards the end of the option term. Inputs into the Black Scholes model includes the share price at grant date, exercise price, volatility, and the risk-free rate of a five-year Australian Government Bond on grant date.
Risk-free rate and grant date
For all tranches, the risk-free rate of a five-year Australian Government bond on grant date was used. Please refer to the table below for details. The above-mentioned options have various vesting periods and exercising conditions. These options are unlisted as of 30 June 2025. No dividends are expected to be declared or paid by the Consolidated Entity during the terms of the options. The underlying expected volatility was determined by reference to historical data of the Company’s shares over a period of time. No special features inherent to the options granted were incorporated into measurement of fair value. Based on the above assumptions, the table below sets out the valuation for each tranche of options:

Tranche	Grant date	Expiry date	Share price at Grant Date	Exercise price	Volatility (%)	Dividend yield (%)	Risk free Rate (%)	Fair value per option
4	13/01/2020	13/01/2025	$0.62	$0.88	74.50%	—	1.95%	$0.34
5	09/11/2020	09/11/2024	$0.89	$1.13	90.00%	—	0.10%	$0.41
6	09/11/2020	13/01/2025	$0.89	$0.88	90.00%	—	0.10%	$0.50
7	04/01/2021	04/01/2025	$1.19	$1.69	90.00%	—	0.19%	$0.60
8	09/09/2021	26/06/2026	$1.42	$1.37	76.00%	—	1.50%	$0.88
9	16/11/2021	16/11/2025	$1.57	$1.69	76.00%	—	1.50%	$0.85
10	16/11/2021	16/11/2025	$1.57	$2.24	76.00%	—	1.50%	$0.75
11	16/11/2021	16/11/2025	$1.57	$1.56	76.00%	—	1.50%	$0.97
13	01/02/2022	01/02/2027	$0.80	$0.94	44.00%	—	2.95%	$0.63
14	24/05/2022	24/05/2027	$0.17	$0.78	80.00%	—	3.64%	$0.10
15	03/03/2023	03/03/2027	$0.17	$0.15	80.00%	—	3.64%	$0.10
16	03/05/2023	03/05/2027	$0.19	$0.19	80.00%	—	3.22%	$0.11
17	22/04/2024	22/04/2029	$0.59	$0.59	95.00%	—	3.96%	$0.43
18	17/06/2024	17/06/2029	$0.35	$0.58	95.00%	—	3.84%	$0.23
19	27/06/2024	27/06/2030	$0.35	$0.33	95.00%	—	4.17%	$0.27
20	11/09/2024	11/09/2029	$0.56	$0.50	121.00%	—	3.52%	$0.47
21-22	14/01/2025	14/07/2030	$1.53	$1.50	95.00%	—	4.17%	$1.17

F-
36

Notes to the financial statements
30 June 2025
Note 30. Subsequent events

Fundraising Activities
From July 2025 through October 2025, the Consolidated Entity raised net proceeds of US$
1,397,016
(A$
2,112,090
) using the ATM facility and the company executed a private placement of equity securities (PIPE), raising US$
2,049,992
(A$
3,169,546
) and continues to seek additional funding sources both in Australia and overseas.
Licensing Activities
On 7 October 2025, the company announced an exclusive collaboration and in-licensing
agreement with QIMR Berghofer for a
first-in-class
PD-
L1 degrader program. The lead optimized compound, NDL2, is an advanced
PD-L1
protein degrader currently in development and represents a new and innovative frontier of cancer immunotherapy.
No other matter or circumstance has arisen since 30 June 2025 that has significantly affected, or may significantly affect the Consolidated Entity’s operations, the results of those operations, or the Consolidated Entity’s state of affairs in future financial years

F-
37